Form 20-F
period 2002-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2003-06-30
CIK 1090159

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM 20-F

             |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                   (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

              |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       or

          |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to _____

                         Commission file number: 0-30198

                        INTERNET GOLD - GOLDEN LINES LTD.
              (Exact Name of Registrant as Specified in Its Charter
               and Translation of Registrant's Name Into English)

                                     Israel
                                (Jurisdiction of
                         Incorporation or Organization)

                 1 Alexander Yanai Street, Petach-Tikva, Israel
                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class           Name of Each Exchange on Which Registered
            None                                      N/A

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                       Ordinary Shares, NIS 0.01 Par Value
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

       Ordinary Shares, par value NIS 0.01 .................... 18,431,500

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

      Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17 |X| Item 18 |_|

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

PART I.........................................................................1

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................1
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..............................1
ITEM 3.   KEY INFORMATION......................................................1
          A.   Selected Financial Data.........................................1
          B.   Capitalization and Indebtedness.................................4
          C.   Reasons for the Offer and Use of Proceeds.......................4
          D.   Risk Factors....................................................4
ITEM 4.   INFORMATION ON THE COMPANY..........................................19
          A.   History and Development of the Company.........................19
          B.   Business Overview..............................................21
          C.   Organizational Structure.......................................37
          D.   Property, Plants and Equipment.................................38
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................39
          A.   Operating Results..............................................39
          B.   Liquidity and Capital Resources................................52
          C.   Research and Development, Patents and Licenses.................54
          D.   Trend Information..............................................54
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................58
          A.   Directors and Senior Management................................58
          B.   Compensation...................................................60
          C.   Board Practices................................................61
          D.   Employees......................................................66
          E.   Share Ownership................................................67
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................69
          A.   Major Shareholders.............................................69
          B.   Related Party Transactions.....................................70
          C.   Interests of Experts and Counsel...............................73
ITEM 8.   FINANCIAL INFORMATION...............................................73
          A.   Consolidated Statements and Other Financial Information........73
          B.   Significant Changes............................................74
ITEM 9.   THE OFFER AND LISTING...............................................74
          A.   Offer and Listing Details......................................74
          B.   Plan of Distribution...........................................75
          C.   Markets........................................................75
          D.   Selling Shareholders...........................................75
          E.   Dilution.......................................................75

          F.   Expense of the Issue...........................................76
ITEM 10.  ADDITIONAL INFORMATION..............................................76
          A.   Share Capital..................................................76
          B.   Memorandum and Articles of Association.........................76
          C.   Material Contracts.............................................79
          D.   Exchange Controls..............................................79
          E.   Taxation.......................................................80
          F.   Dividend and Paying Agents.....................................88
          G.   Statement by Experts...........................................88
          H.   Documents on Display...........................................88
          I.   Subsidiary Information.........................................89
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS..........89
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............90

PART II.......................................................................90

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................90
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS.................................................91
ITEM 15.  Controls and Procedures.............................................92
ITEM 16.  Reserved............................................................93

PART III......................................................................93

ITEM 17.  FINANCIAL STATEMENTS................................................93
ITEM 18.  FINANCIAL STATEMENTS................................................93
ITEM 19.  EXHIBITS............................................................93
S I G N A T U R E S...........................................................96

      The statements contained in this annual report that are not purely historical are forward-looking statements. Such forward-looking statements also include statements in Item 4 - "Information on the Company" and Item 5 - "Operating and Financial Review and Prospects." These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      The following selected financial data, which unless otherwise stated is given on a consolidated basis, should be read in conjunction with our financial statements and the related notes and Item 5 "Operating and Financial Review and Prospects" included elsewhere in this annual report. The statement of operations data for the three years ended December 31, 2002 and the balance sheet data as of December 31, 2001 and 2002 are derived from our financial statements included elsewhere in this annual report. The selected financial data for the years ended December 31, 1998 and 1999 and at December 31, 1998, 1999 and 2000, are derived from our audited financial statements not appearing in the annual report. Our financial statements have been prepared in accordance with Israeli GAAP. Differences between Israeli GAAP and U.S. GAAP as they relate to our financial statements are described in Note 21 to our financial statements.

      The translation of New Israel Shekel, or NIS, amounts into U.S. dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2002 (NIS 4.737= $1.00).

                                                                                     Year Ended December 31,
                                                               ---------------------------------------------------------------------
                                                                 1998        1999       *2000       *2001        2002       2002
                                                               --------    --------    --------    --------    --------  -----------
                                                                 NIS         NIS         NIS         NIS         NIS     Convenience
                                                                                                                         Translation
                                                                                                                           Dollars
                                                               ---------------------------------------------------------------------
                                                                                (In thousand, except per share data)
Statement of operations data:
Revenues:
Access revenues                                                  62,701      98,696     122,150     142,536     159,338    $ 33,637
Other revenues                                                    7,421      15,028      20,061      49,404      28,518    $  6,020
                                                               --------    --------    --------    --------    --------    --------
Total revenues                                                   70,122     113,724     142,211     191,940     187,856    $ 39,657

Cost and expenses:
Cost of revenues                                                 39,267      59,838      97,169     118,366     101,475    $ 21,422
Selling and marketing expenses                                   23,696      42,788      74,417      52,284      37,837    $  7,988
General and administrative expenses                              13,191      23,991      47,742      39,631      21,616    $  4,563
                                                               --------    --------    --------    --------    --------    --------
Total cost and expenses                                          76,154     126,617     219,328     210,281     160,928    $ 33,973

Income (loss) from operations                                    (6,032)    (12,893)    (77,117)    (18,341)     26,928    $  5,684
Financing (expenses) income, net                                 (2,205)        713       3,917       7,449       2,192    $    463
Other income (expenses), net                                         (8)         (6)        (22)     (2,377)         (2)         --
                                                               --------    --------    --------    --------    --------    --------
Income (loss) from continued operations                          (8,245)    (12,186)    (73,222)    (13,269)     29,118    $  6,147
Company's share in net loss of investees                             --          --      (2,235)       (695)     (1,756)   $   (371)
         minority interest in loss of a subsidiary                   --         880           1         981          --          --
Loss of a subsidiary which the Company
  does not intend to bear                                            --          --          --         391          --          --
                                                               --------    --------    --------    --------    --------    --------
Net income (loss) from continued operations                      (8,245)    (11,306)    (75,456)    (12,592)     27,362    $  5,776
Loss from discontinued operations                                    --          --      (7,496)     (9,013)         --          --
Company's share in loss of a subsidiary
  from discontinued operations                                       --          --          --          --      (7,020)   $ (1,482)
                                                               --------    --------    --------    --------    --------    --------
Net income (loss)                                                (8,245)    (11,306)    (82,952)    (21,605)     20,342    $  4,294
                                                               ========    ========    ========    ========    ========    ========
Net income (loss) per share from continued
  operations - basic and diluted                                  (0.59)      (0.70)      (4.09)      (0.68)       1.48    $   0.31
                                                               --------    --------    --------    --------    --------    --------
Net income (loss) per share from
  discontinued operations- basic and diluted                         --          --       (0.41)      (0.49)      (0.38)   $  (0.08)
                                                               --------    --------    --------    --------    --------    --------
Net income (loss) per share - basic and diluted                   (0.59)      (0.70)      (4.50)      (1.17)       1.10    $   0.23
                                                               --------    --------    --------    --------    --------    --------
Weighted average number of shares outstanding (in thousands)     13,932      16,068      18,432      18,432      18,432      18,432
                                                               ========    ========    ========    ========    ========    ========

----------
* Reclassified due to discontinued operations

                                                                                        As at December 31,
                                                               ---------------------------------------------------------------------
                                                                 1998        1999       *2000       *2001        2002       2002
                                                               --------    --------    --------    --------    --------  -----------
                                                                 NIS         NIS         NIS         NIS         NIS     Convenience
                                                                                                                         Translation
                                                                                                                           Dollars
                                                               ---------------------------------------------------------------------
                                                                               (In thousand, except per share data)
Balance Sheet Data:
Total assets                                                     39,750     246,203     256,601     232,708     172,297      36,373
Working capital (deficit)                                       (35,555)    157,202      42,545      49,548      82,458      17,407
Total debt                                                       57,839      56,231     149,579     147,287      66,534      14,046
Total shareholders' equity (deficit)                            (18,087)    189,972     107,021      85,421     105,763      22,327

----------
*     Reclassified

Exchange Rate Information

      The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in NIS per one dollar. The representative rate is the average between the buying rate and the selling rate of exchange.

      Such rates are provided solely for the convenience of the reader and should not be construed as a representation that NIS amounts actually represent such dollar amounts or that such NIS amounts could have been, or could be, converted into dollars at that rate or at any other rate. We do not use such rates in the preparation of our consolidated financial statements included elsewhere herein. See Note 2 to the consolidated financial statements included elsewhere in this annual report.


Period                                  Average (1)      High          Low      At Period End
------                                  -----------    ---------    ---------   -------------

Year ended December 31, 1998 .........   NIS 3.800     NIS 4.367    NIS 3.536     NIS 4.160
Year ended December 31, 1999 .........       4.414         4.288        4.013         4.153
Year ended December 31, 2000 .........       4.078         4.198        3.967         4.041
Year ended December 31, 2001 .........       4.220         4.416        4.067         4.416
Year ended December 31, 2002 .........       4.736         4.994        4.416         4.737

----------
(1) The average of the representative rates on the last business day of each month during the relevant period.

2002                                         High           Low
----                                          NIS           NIS
                                            -------       -------
July..................................       4.807         4.637
August ...............................       4.722         4.623
September.............................       4.890         4.660
October...............................       4.862         4.738
November..............................       4.756         4.634
December..............................       4.791         4.632

2003
January...............................       4.898         4.737
February..............................       4.924         4.810
March.................................       4.858         4.687
April                                        4.671         4.521
May                                          4.577         4.373

      On June 17, 2003, the representative rate was NIS 4.353= $1.00.

B.    CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

D.    RISK FACTORS

      Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Relating to Internet Gold

We have experienced operating losses in the past and may incur losses in the future.

      Although we operated profitably since the third quarter of 2001, we cannot assure you that we will continue to be profitable. Most of our revenues have been derived from Internet access fees. As contemplated by our business plan, we intend to increase revenues from our access fees, including, among others, access fees for broadband services, advertising on our portals and from e-commerce activities conducted through our affiliated e-commerce company, Gold Trade Ltd., or Gold Trade. These activities are expected to involve substantial sales and marketing expenses, and other costs. We cannot assure you that we will be able to continue to successfully implement our business plan in the future.

Our operating results are likely to fluctuate significantly and may cause our share price to be volatile.

      We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, you should not rely on quarter-to-quarter comparisons of our revenues and operating results as an indication of our future performance. In addition, due to the volatility in our market we cannot predict our future revenues or results of operations accurately. It is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our ordinary shares is likely to fall.

      We expect to be heavily dependent on revenues from subscribers using our Internet access services for the foreseeable future. As a result, our revenues will be affected by our ability to retain current subscribers and attract new profitable subscribers. Our residential subscribers have the option of discontinuing their subscriptions for any reason at any given month and our leased line subscribers have the option of discontinuing their subscriptions for any reason upon 30-days' written notice. As a result, revenues can fluctuate from month to month without much advance notice. Some of our expense levels, such as selling and marketing expenses, are based, in part, on our expectations as to future revenues. To the extent our actual revenues are below expected revenues, we may be unable to adjust spending quickly enough to offset the shortfall in revenue, which may cause our business and financial results to suffer.

The markets in which we operate are highly competitive and have low barriers to entry; accordingly, we may be unable to compete successfully.

      We operate in the Internet access services markets, which by their nature have low barriers to entry and are extremely competitive. We expect intense competition in our markets to continue in the future. Increased competition could require us to lower our prices, provide free hours, gifts to subscribers and increase our selling and marketing expenses and related subscriber acquisition costs, and could also result in increased subscriber cancellations, loss of visitors to our portal and lower advertising revenues. We may not be able to offset the effect of these increased costs through an increase in the number of our subscribers, subscriber revenues or revenues from other sources.

      In March 2000, the Israeli Ministry of Communications acted to eliminate pricing differentiations within area codes in Israel. This action eliminated a competitive advantage that we and other large ISPs obtained by having a significant number of points of presence throughout Israel. Additionally, Bezeq, Israel's domestic telecommunications monopoly, eliminated another competitive advantage by offering unlimited calling plans.

      ISP market. The ISP market in Israel is characterized by many participants, some of which are offering various free access packages. We also expect to face competition from telephone and cellular phone companies, cable television and DBS providers, wireless voice and data service providers and others. These companies could exploit their current established network infrastructure, high rate of penetration of households, and their ability to provide Internet access at significantly faster speeds and potentially include Internet access in their basic bundle of services or offer access for a nominal additional charge. In April 2002, the Ministry of Communications granted the cable television network providers licenses permitting supply of infrastructure for the provision of Internet access through the current ISPs. However, we cannot predict whether the cable television network providers will become our competitors in the future or how these licenses may be amended in the future and how this will affect us. Additional international ISPs may also enter the Israeli market.

      Portal advertising. In order to attract advertisers, we need to continue to increase the amount of user traffic on our portals, including the portal of our subsidiary, MSN Israel Ltd., or MSN Israel. Currently, there are other popular portals in Israel and many Israeli Internet users also use international portals, such as Yahoo! and MSN.com. We compete with these other portals, as well as other media, such as television, radio and print, for advertisers. We expect that the number of portal competitors will decrease, so that only the large and well-established portals will survive. As a result, we expect increased competition for market share from the surviving portals.

      E-commerce. In 2002 there has been extensive activity in the e-commerce market in Israel. The market is principally comprised of large retailers, financial institutions and manufacturers offering their own products and services over the Internet through their websites. There currently are very few companies that engage solely in e-commerce. Competition in e-commerce is intense and is likely to grow significantly as the e-commerce market evolves. We cannot guarantee that Gold Trade will be successful, or that we will be able to compete effectively and succeed in this market.

Our failure to manage growth effectively could impair our business.

      Our growth has placed, and is likely to continue to place, a significant strain on our operational, administrative and financial resources, including our system of internal controls that we have modified or are in the process of modifying to accommodate the expansion of our business. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding subscriber base and is expected to continue to grow as we expand our portal and our e-commerce business. In addition, we will be required to make capital contributions and possibly share some of our resources with MSN Israel and Gold Trade.

      We cannot guarantee that our infrastructure, technical and customer support staff, operational and billing systems and other resources will adequately accommodate or facilitate the growth of our business. While we believe we have made adequate allowances for the costs and risks associated with our growth, there is no guarantee that these allowances will be adequate, that our systems, procedures or controls will be sufficient to support our operations or that our management will be able to successfully offer and expand our services in Israel or internationally.

Our strategy may not succeed in the future.

      From the end of 2000 until the fourth quarter of 2002, we concentrated on a strategy focused on profitability rather than market share. During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in price reductions for services offered by all ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 34% increase in the number of broadband customers in the fourth quarter as compared to the third quarter. We have decided to continue this policy during 2003. Although this strategy has been successful to date, we cannot assure you that this strategy will be successful in the future. Due to the price reductions, our profitability may be impaired.

      We may also face difficulties in increasing online advertising because full acceptance of the Internet as an advertising medium has yet to occur in Israel. Since we only have a 50.1% equity interest in MSN Israel and 46.3% interest in Gold Trade we will only have the benefit of a proportionate share of the profits, if any, from their operations.

If we do not successfully develop the Internet Gold brand we may be unable to attract sufficient traffic to our portals to become successful.

      We must establish and strengthen awareness of the Internet Gold brand. If we fail to create and maintain brand awareness, we are unlikely to attract sufficient traffic to our portal to become attractive to advertisers and suppliers of products and services. Brand recognition may become even more important in the future with the growing number of Internet sites and Internet-based communications providers.

      We intend to continue to pursue a brand-enhancement strategy, which may include joint marketing programs and mass market and multimedia advertising, promotional programs and public relations activities. These initiatives will involve significant expenses. If our brand enhancement strategy is unsuccessful, our sales and marketing expenses may never be recovered and we may be unable to increase future revenues. Successful positioning of our brand and the other brands associated with each of our services will largely depend on:

o the success of our joint marketing programs, advertising and promotional efforts; and

o     our ability to design and maintain attractive, user-friendly portals.

Failure to establish and maintain strategic, marketing and other third-party relationships could limit our ability to attract and retain users.

      We have focused on and expect to continue to focus on the establishment of relationships with technology providers, financial institutions, retailers and other suppliers of products and services that we may sell. These relationships include our relationship with Eurocom Communications Ltd. and its affiliates, our partners in Gold Trade and the various parties to our joint marketing programs. Our business depends on these relationships for its success. Because our agreements with third parties are generally short-term and non-exclusive, our competitors may seek to use the same partners that we do or attempt to adversely impact our relationships with our partners. In addition, some of our joint marketing agreements are based on oral understandings and not written agreements and so may be terminated at any time. We may not be able to maintain our third-party relationships or replace them on favorable terms. If our relationship partners fail to perform their obligations, reduce their business with us, choose to compete with us or provide their services to a competitor, we may have more difficulty building our subscriber base and attracting and maintaining visitors to our portal, and as a result our business and financial results may suffer. Also, our efforts to establish new relationships in the future may not be successful, which could affect the growth of our business.

There can be no assurance that our investments in cooperation agreements will be successful.

      A key element of our strategy is to enter into cooperation agreements in Israel. To date, we have entered into various cooperation agreements, including our establishment of the MSN Israel portal with Microsoft Corporation and the establishment of Gold Trade. Our future success depends in part on the ultimate success of these cooperation agreements. The failure of one or more of our key joint venture investments could have a material adverse effect on our business, financial condition and results of operation.

      Although we view our joint venture investments as key factors in our overall business strategy, there can be no assurance that the other parties to these agreements view their relationships with us as significant to their ongoing business or that they will not reassess their commitment to us at any time in the future. Our results of operations could be materially adversely affected by changes in the financial condition of a key joint venture participant.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

      Our success depends, to a significant extent, upon the continuing performance and services of our executive officers and other key employees. Specifically, Eli Holtzman, our chief executive officer, has been with us since our inception and has considerable experience in managing our business. Since we launched our Internet business in 1996, we (excluding our subsidiaries) have expanded from 99 employees as of December 31, 1996 to 553 full-time and part-time employees as of December 31, 2002, including a number of key managerial, marketing, planning, financial, technical and operations personnel. Most of these individuals have not previously worked together and need to be integrated as management and technology teams. As a result, our senior managers and technical personnel may not work together effectively as a team to successfully manage our growth. Our performance is substantially dependent on our ability to retain, motivate and successfully integrate our senior management and other key employees. We do not have "key person" life insurance policies on any of our key personnel.

Network capacity constraints may impede our service to subscribers and require us to expand our network and systems.

      Capacity constraints within our network and those of our suppliers have occurred in the past and will likely occur in the future. Such constraints may prevent subscribers from gaining access to our system and system-wide services such as e-mail and news group services and cause subscriber cancellations and adverse publicity. From time to time we have experienced delayed delivery of networking components or systems from our suppliers, which has delayed our delivery of service to customers or caused all incoming modem lines to become full during peak times, resulting in busy signals for subscribers who are trying to connect to us. Similar problems can occur if we are unable to expand the capacity of our information servers to keep up with the demand from our expanding subscriber base.

      As the number of our subscribers using broadband services and the amount and type of information they wish to transmit over the Internet increases, we will need to significantly expand and upgrade our technology, processing systems and network infrastructure, which could be expensive and involve substantial management time. We do not know whether we will be able to accurately project the rate or timing of any such increases, or expand and upgrade our systems and infrastructure on time.

      The operation of broadband services through ADSL and cable technology is affecting our international bandwidth needs. As of May 31, 2003 our international bandwidth infrastructure had grown by 600% from the time we started to provide broadband services. In order to preserve the current service level to an increasing number of broadband customers, we may be required to extend our bandwidth by additional 50% by the end of 2003. Since most of our international capacity from Israel is controlled by one company (a de facto monopoly), the prices for bandwidth infrastructure may rise.

A system failure could interrupt service to our subscribers and may result in subscriber cancellations.

      Our business depends on the efficient and uninterrupted operation of our computer and hardware and software systems. In addition, sophisticated information systems are vital to our growth and our ability to monitor costs, bill and receive payments from customers, reduce credit exposure and achieve operating efficiencies. Any system failure that causes an interruption in service or decreases the responsiveness of our network, could impair our reputation, damage our brand name, lead to subscriber dissatisfaction and cancellations and reduce our revenues. Our systems and equipment are subject to hardware defects, software bugs and network failures that may be beyond our control. At times, for example, our systems and equipment have experienced failures, which temporarily prevented customers from using our services or accessing the Internet.

      Our operations depend on our ability to successfully expand our network and integrate new technologies and equipment into our network. Accordingly, we face an increased risk of system failure and difficulty in making new features available.

      We use network components located both in Israel and abroad, which must interact successfully without delay or interruption to provide service to subscribers. Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. Any of these events could expose us to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting our system is highly publicized, our reputation could be damaged and subscriber growth and portal visits could decrease. While we currently have partially redundant systems, we do not have full redundancy, a formal disaster recovery plan or alternative providers of hosting services. In addition, we do not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

We depend on third-party systems and service providers for our network to provide our customers with our services.

      We rely on certain third-party computer systems, networks and third-party service providers, including local and long distance telecommunications companies such as Bezeq, Barak, UUNET, Worldcom PCCW via IP Planet Network Ltd. and Med1 for leased lines. All Internet access by our customers is, and will continue to be, connected through leased lines from local and long distance telecommunications carriers and a leased satellite transponder.

      Internet access by our customers is dependent on the telecommunications infrastructure owned and maintained by Bezeq. Bezeq has suffered work stoppages on several occasions in recent years as a result of conflicts with its unionized employees. These work stoppages resulted in several days of interruption to the services we provide. In addition, at times Bezeq has suffered technical network failures. If our subscribers' access to Israel's fixed-line telecommunications infrastructure was disrupted, it would significantly impact the services that we provide to our subscribers and could result in a substantial reduction in Internet access volume and revenue. An increase in our cost of access to Israel's fixed-line telecommunications infrastructure could also adversely impact our results of operations. We also depend on third parties for physical repair and maintenance of leased lines. If an interruption or deterioration in performance in these third-party services occurs, our services may be disrupted or become less profitable.

      Many of our relationships with third party providers are terminable upon short notice. In addition, many of our third party suppliers and telecommunications carriers sell or lease products and services to our competitors and may be, or in the future may become, competitors themselves.

Subject to various government regulations, our third party suppliers and telecommunications carriers could enter into exclusive arrangements with our competitors or stop leasing or selling products and services to us. If any of our arrangements with third parties is terminated, we may not be able to replace them, on commercially reasonable terms, or at all.

If we require additional capital, we may be unable to raise it on favorable terms or at all.

      In the future, we may need to raise additional funds in order to fund expansion, develop new or enhanced services, or respond to competitive pressures. The availability of funds for future expansion and the development of new or enhanced services will depend upon a number of factors including our operating performance, investor interest and marketing conditions. If we raise additional funds by issuing equity or convertible debt securities, the holdings of our shareholders will be diluted and their ownership percentage will be reduced. Furthermore, any new securities could have rights, preferences and privileges senior to those of the ordinary shares.

      In addition, Gold Trade currently requires and may require in the future additional substantial funding to develop and rapidly expand its business. As a major shareholder of Gold Trade, we have contributed capital and provided other resources to the e-commerce company and may be required to do so in the future. These costs could be substantial, and may not result in significant returns in the near future, or at all. In addition, we may not have funds available to meet our contribution obligations when needed, which could result in dilution of our interest in Gold Trade in a manner unfavorable to us. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms.

The industry in which we operate is characterized by rapid technological changes and frequent new product and service introductions; we may not be able to keep up with these rapid technological and other changes.

      The Internet-related markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, introductions and enhancements and changing consumer demands. These new products, services and technologies may be superior to the services and technologies that we use, and may render our services and technologies obsolete or require us to incur substantial expenditures to modify or adapt our products, services or technologies. Our future success will depend on our ability to continually improve the performance, features and reliability of our Internet and other services in response to competitive service and product offerings and the evolving demands of the marketplace.

Our future success depends on the continued growth in the use of the Internet and related services in Israel.

      We rely on revenues generated from the sale of Internet-access and related services, and, to a limited extent, portal advertising and e-commerce. To date, revenues generated from e-commerce and online advertising in Israel have been relatively insignificant and we cannot assure you that revenues from these services will grow. If acceptance and growth of Internet use and services do not occur or Internet use declines, our business and financial results will suffer. Alternatively, if Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth or its performance or reliability may decline.

We may not achieve broad market acceptance of our services due to concerns about the reliability and security of Internet communications.

      The secure transmission of confidential information, such as credit card numbers, over the Internet is essential in maintaining users' confidence in our services. We rely on licensed encryption and authentication technology to securely transmit confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect user transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to bypass our security systems could steal proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies have coverage limits, which may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches.

      We also face risks associated with security breaches affecting third parties conducting business over the Internet. Users generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the Internet and therefore our services, as a means of conducting commercial business transactions.

We face potential liability for information accessed and products and services sold through our portal.

      We could become liable for false or misleading information accessed through our portals and for defective products and services sold as part of our business. The potential liability of ISPs and portals such as ours for information accessed through their portals is uncertain. It is possible that claims may be filed against us based on defamation, obscenity, negligence, copyright or trademark infringement or other theories. These types of claims have been brought, sometimes successfully, against providers of Internet services in the past.

      Gold Trade is involved in the sale, by way of electronic tenders, of products and services by third parties. If these products or services were defective or were manufactured or supplied in breach of others' intellectual property rights, Gold Trade could be liable to customers who purchase these products or services or to the owners of the intellectual property.

      Although we attempt to reduce our liability through contractual indemnification from our suppliers and disclaimers, there is no guarantee that we would be successful in protecting ourselves against this type of liability. Even if we ultimately succeeded, legal action against us would divert management time and resources, could be costly and is likely to generate negative publicity for our portal and our business generally. We may also be forced to implement expensive measures to alter the way our services are provided to avoid any further liability.

Inadequate intellectual property protection could prevent us from enforcing or defending our intellectual property.

      We have various trademark applications, trade secrets and copyrightable materials, as well as domain names and licenses to use third party software. If we are not successful in protecting our intellectual property, our business and financial results could suffer.

      Trademarks. We have applied for registration of "Internet Gold," "Internet Zahav," and "Gold Mind," as trademarks in Israel. There is no guarantee that these trademarks will be registered or that we will obtain registration of other trademarks for which we may seek protection in the future.

      Domain Names. We currently hold the Internet domain name "zahav.net.il," "zahav.msn.co.il," "Vgames.co.il," as well as various related names and MSN Israel holds the Internet domain name "msn.co.il," "zahav.ru," "start.co.il" and "start.msn.co.il" and has the right to use the domain name "hotmail.co.il." Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

      Licenses. We have obtained licenses to bundle various third party software products in our front-end configuration software product. We cannot guarantee that renewals of these licenses or any licenses of additional software, which may be required, will be available as needed. While third party licensors have represented to us that they have the right to license such software and in some cases agreed to indemnify us, we cannot guarantee that our use of third party software does not infringe the rights of others. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Regulatory and legal uncertainties could adversely affect the terms of our license to provide Internet access services and could harm other aspects of our business.

      There have been various regulations and lawsuits, mainly in the United States, relating to the liability of Internet service providers for information carried on or through their services. The law in this area is unsettled and there may be new legislation and court decisions that expose companies such as ours to liabilities or affect their services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing, commerce, export and other controls. Regulatory developments could harm our business.

      Our Internet access business is subject to a license granted by the Israeli Ministry of Communications, which was renewed in January 2002 for an additional period of five years. The license grants us the right to provide Internet and related services, subject to several conditions mentioned in the license. The tendency of the Ministry of Communications not to limit the number of Internet service licenses is likely to increase competition, and may lead to a reduction in fees charged to subscribers. In April 2002 the Ministry of Communications granted the cable television network providers licenses permitting them to supply infrastructure for the provision of Internet access through the current ISPs, but does not allow them to become ISPs themselves. However, we cannot predict whether the cable television network providers will be allowed to become ISPs in the future or if their licenses may be amended in any way, and how this will affect us. In addition, we cannot assure you that unfavorable regulations would not adversely affect our business.

      We may be exposed to substantial liabilities arising out of our business, especially those liabilities that are related to Internet activities. Currently, we do not have any insurance policy covering such exposure. In the event that we are found to be responsible for any such liability and/or required to pay for any damages resulting from any such responsibility, our business may be adversely affected.

Risks Relating to Our Relationship with the Eurocom Group

Our principal shareholder owns a controlling interest in us and is able to exercise significant influence over our business, including ways which may be adverse to our public shareholders.

      Our controlling shareholder, Euronet Communications Ltd., holds 71.3% of our ordinary shares. Euronet Communications is a wholly owned subsidiary of Eurocom Communications Ltd., which is a 51% owned subsidiary of Eurocom Holdings Ltd. As a result, Eurocom Communications and Eurocom Holdings will continue to be able to exercise considerable influence over our operations and business strategy and control the outcome of all matters involving shareholder approval, including:

      o the composition of our board of directors including the appointment and removal of officers;

      o     mergers or other business combinations involving us;

      o     acquisitions or dispositions of our assets;

      o     future issuances of our ordinary shares or other securities;

      o     our incurrence of debt;

      o various amendments, waivers and modifications to the agreements between Eurocom Communications and its affiliates and us; and

      o     payments of dividends on our ordinary shares.

There may be conflicts of interest between our controlling shareholder and us.

      Eurocom Communications, which indirectly controls us, or its affiliates may potentially be in conflict of interest with us and as a result: (i) subject to the applicable law, it could prevent us from entering into commercial relationships with third parties, such as its competitors; and (ii) its competitors may choose not to enter into commercial relationships with us because of our close relationship with Eurocom Communications and its affiliates. In each case, our relationship with Eurocom Communications may eliminate or reduce some opportunities for revenue growth and reducing costs.

      We also obtain various strategic advantages from our affiliation with Eurocom Communications. We expect these relationships to continue and for us to enter into additional contractual relationships with Eurocom Communications or its affiliates in the future. However, there can be no guarantee that our existing relationships will continue or that additional relationships will develop. Specifically, if Eurocom Communications were to dispose of all or a significant proportion of its shares in our company or decided to pursue its Israeli Internet business through another entity, it may be less willing to enter into or continue contractual and strategic relationships with us. The termination of some or all of our relationships with Eurocom Communications could impede the growth of our business and increase our training and network costs and other costs of operations.

      Some of our directors are also directors, officers or employees of Eurocom Communications and own its equity securities. Accordingly, conflicts of interest may arise from time to time between their interests in Eurocom Communications and us particularly with respect to our contractual relationships and the pursuit of overlapping corporate opportunities. We have not adopted any formal plan or arrangement to address such potential conflicts of interest and intend to review related-party transactions with Eurocom Communications or any of its affiliates on a case-by-case basis.

      Because we have interlocking directors with Eurocom Communications, there also may be inherent conflicts of interest when such directors make decisions related to transactions between Eurocom Communications or its affiliates and us. We could lose valuable management input from such conflicted directors and officers. See also Item 7A "Major Shareholders" and Item 7B "Related Party Transactions."

Risks Related to Our Operation in Israel

We are subject to the political, economic and military conditions in Israel.

      We are incorporated and based in, and currently derive all our revenues from markets within the State of Israel. As a result, the political, economic and military conditions in Israel directly influence us. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any additional peace agreements with such countries or with Syria or Lebanon. Since the beginning of 2002, there has been a marked acceleration in the number and frequency of hostile incidents, which culminated in numerous lethal suicide attacks in Israel. In response, the Israeli Army made incursions into Palestinian-controlled cities, towns and refugee camps. Since then, acts of terrorism have continued to occur in various locations in Israel. The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and may have a material adverse effect on our business and us. Further expansion of hostilities might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business.

Most of our directors, officers and employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

      Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Economic conditions in Israel have deteriorated.

      As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during 2001 and 2002, the Israel rate of economic growth has deteriorated, the Israeli currency has been devaluated and the rate of inflation has increased. The Israeli Government has proposed certain budgetary cuts and other changes, including increasing the value added tax rate by 1% to 18%, which were recently adopted by the Israeli Parliament. However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain. In addition, certain credit agencies have stated that they are reviewing Israel's credit rating. Should such agencies lower Israel's credit rating, the ability of the Israeli government to generate foreign financial and economic assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel's current credit rating. Economic decline as well as price and exchange rate instability may have a material adverse effect on us.

Our business may be impacted by inflation and NIS exchange rate fluctuations.

      Most of our communications and advertising costs are quoted in U.S. dollars. As of June 13, 2002 we are required by law to state our prices in NIS to our customers. Furthermore, if we expand our business into other countries, we may earn additional revenue and incur additional expenses in other currencies. We do not currently hedge against foreign currency exchange translation risks but may in the future commence such hedging against specific foreign currency transaction risks. Because all foreign currencies do not fluctuate in the same manner, we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

      In addition, to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS vis-a-vis the dollar and certain other currencies or if the timing of such devaluation lags behind inflation in Israel, our results of operations may be adversely affected. In 2000, 2001 and 2002, the rate of inflation exceeded the rate of devaluation of the NIS vis-a-vis the dollar.

      A substantial devaluation of the NIS in relation to the dollar would substantially increase the cost of our services to Israelis, who pay us in NIS, and is likely to result in subscriber cancellations and a reduction in Internet use and e-commerce in Israel.

We may be affected by tax reform in Israel.

      On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

      Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

      There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Risk Related to Our Ordinary Shares

Our share price has been very volatile, and may decline further.

      The market price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

      o     quarterly variations in our operating results;

      o operating results that vary from the expectations of securities analysts and investors;

      o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

      o changes in market valuations of other Internet or online service companies;

      o announcements of technological innovations or new services by us or our competitors;

      o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

      o     changes in the status of our intellectual property rights;

      o announcements by third parties of significant claims or proceedings against us;

      o     additions or departures of key personnel;

      o     future sales of our ordinary shares; and

      o     stock market price and volume fluctuations.

      Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

      Since the latter part of 2000, many Internet companies have suffered from a substantial decrease in their market value. Our share price plunged from a high of $30.00 in March 2000 to below $1.00 in April 2001 and made a recovery to $4.68 in May 21, 2003. As a result, an investment in our securities may not be attractive to investors at the present time. Therefore, we may have difficulties in raising additional funds, should the proceeds raised in our initial public offering not suffice for our operations.

We may be delisted from the Nasdaq Stock Market if we fail to meet its maintenance requirements.

      We must comply with certain Nasdaq SmallCap Market maintenance requirements in order to maintain the listing of our ordinary shares on the Nasdaq SmallCap Market. Currently we comply with all of the requirements but we cannot assure you that we will be able to fulfill the maintenance requirements in the future. Should we fail to fulfill such requirements, our ordinary shares will be delisted from the Nasdaq SmallCap Market and transferred to the OTC bulletin board.

Our share price could be adversely affected by the sale or the perception that certain shareholders could require us to sell their shares.

      Prior to our IPO we granted Euronet Communications and other shareholders, who together hold 75.6% of our ordinary shares, registration rights under the Securities Act with respect to their shares, giving them rights to:

      o include their shares in any registration statement filed by us following our 1999 initial public offering excluding any registration of employees' shares on Form S-8 or a similar form; and

      o demand registration of their shares at any time after February 2000, in each case subject to certain conditions.

      Following such registration, these shares will be available for sale in the open market. We cannot predict if future sales of our ordinary shares, or the availability of our ordinary shares for sale, will adversely affect the market price of our ordinary shares or our ability to raise capital by offering equity securities.

Anti-takeover provisions could negatively impact our shareholders.

      Provisions of Israeli law, our articles of association and the terms of our Internet access license may have the effect of delaying, preventing or making more difficult a merger or other acquisition of us, even if doing so would be beneficial to our shareholders. Specifically, under the terms of our license, any change of control requires the consent of the Israeli Ministry of Communications. In addition, the approval of the General Director of the Israeli Antitrust Authority may be required.

      Under our articles of association, directors elected at the annual general meeting of our shareholders are classified into three classes. At our 2002 annual general meeting of shareholders, it was resolved that one class will hold office for a term expiring at the 2003 annual general meeting of shareholders, the second class will hold office for a term expiring at the 2004 annual general meeting of shareholders and the third class will hold office for a term expiring at the 2005 annual general meeting of shareholders. At each annual general meeting of shareholders, only directors for the class whose term is expiring will be up for election, and upon election such directors will serve a three-year term. The outside directors are not classified into the three classes stated above, and their term of appointment expires as provided by the Israeli Companies Law. See Item 6A "Directors and Senior Management."

Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders. Anti-takeover provisions could negatively impact our shareholders. Some of the provisions of Israeli law could:

      o     discourage potential acquisition proposals;

      o     delay or prevent a change in control over us; and

      o limit the price that investors might be willing to pay in the future for our ordinary shares.

      Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required. Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting, unless such company amends its bylaws to require a lower majority. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws. Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

      Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

      These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

ITEM 4. INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd. In June 1999 we changed our name to Internet Gold - Golden Lines Ltd. We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 1 Alexander Yanai Street, Petach Tikva, Israel, and our telephone number is 972-3-939-9999. Our address on the Internet is www.zahav.net.il or www.zahav.msn.co.il. We also have an investor information site, at www.igld.com. The information on our websites is not incorporated by reference into this annual report.

      We began our Internet access business in January 1996 under the brand name "Internet Gold." We provide a wide array of Internet services tailored to meet the needs of our residential and business subscribers, including Internet access and related value-added services, as well as content and e-commerce activities through portals. Our Internet access packages include basic access accounts, ISDN dial-up accounts, leased and frame relay lines, dial-up networking, ADSL and cable services. We also provide hosting and value-added solutions.

      From December 31, 2001 to December 31, 2002, our business subscriber base grew from 2,764 business subscribers to 3,505 business subscribers and our residential and SOHO (small offices & home offices) subscriber base decreased from 333,000 subscribers to 312,190 subscribers. In January 2000, we established Gold Mind Ltd., or Gold Mind, as a wholly owned Israeli subsidiary. Initially, Gold Mind had two major activities: developing Internet-content ventures and constructing sites. Gold Mind currently engages in the development of Internet content ventures, though, due to the changes in the Internet market place, ventures are chosen very carefully. Gold Mind currently sells and operates content based value added services, such as virtual magazines to our customers.

      In January 2000, we established another wholly owned Israeli subsidiary, Internet Gold International Ltd., or IGI. IGI was formed with the goal of becoming a regional Internet Group through the acquisition of, and establishment of partnerships with, local Internet service providers, IT companies and media groups in emerging markets. We withdrew from this activity in late 2000 except with respect to a small investment in a Greek ISP in which we have a 15.2% interest. Since the beginning of 2002, IGI has engaged in the promotion and advancement of cooperation activities with international corporations. Within the framework of such activities, IGI provides UUNET with Internet infrastructure segments for the benefit of UUNET's customers.

      In June 2000, we established MSN Israel Ltd., a 50.1% owned Israeli subsidiary, together with Microsoft Corporation (49.9%). MSN Israel launched its portal in April 2000, offering Hebrew-reading Internet users state-of-the-art MSN features such as personalized services, "Hotmail," "Messenger," "Passport," instant messaging, news, an Internet search engine, business services and e-commerce services. We have agreed to invest in MSN Israel and be responsible for up to $10 million of its operating losses and capital expenditures. Microsoft and we will be proportionately responsible for any losses and capital expenditures exceeding $10 million. As of December 31, 2002, MSN Israel had incurred losses of NIS 32 million ($6.8 million) and we had recorded NIS 50,100 of capital investment in MSN Israel in compliance with the agreement.

      In November 2001, MSN Israel entered into an agreement with Zeevi Computers & Technology Ltd. and Start Net Ltd. pursuant to which MSN Israel undertook to operate, at its expense, the Israeli portal "Start.co.il" for a period of 36 months and to provide it with certain services. MSN Israel has the right to cease operating the portal under certain circumstances and it will not be responsible for any liabilities incurred prior to the date of the agreement. In November 2002 MSN Israel exercised the option granted to it under the agreement, to acquire 50% of Start Net Ltd., and as a result now holds 50% of Start Net Ltd.. Zeevi Computers & Technology Ltd. is currently under a dissolution process. In July 2002 MSN Israel was granted an ISP license, which was extended until the end of May 2004. There is no assurance that the license will be further extended. As MSN Israel does not presently provide Internet services commercially.

      In January 2000, we, along with Bank Hapoalim, Isracard, Superpharm and Eurocom, established Gold Trade to provide e-commerce services. In accordance with Gold Trade's primary intended activity, Gold Trade launched the "P1000" mega-mall in June 2000. In May 2000, Gold Trade acquired the business of Best Deal Ltd., an Israeli company engaged in mail order catalogue sales. Since the end of 2001, Gold Trade's main activity is the sale of products and services by means of electronic tenders. In May 2002 Gold Trade ceased producing and mailing catalogues, which was a separate line of business from Gold Trade's other activities, and ceased importing products in relation to such activity. Since then Gold Trade has focused on its e-commerce activity, continuing telemarketing sales to its large customer database, and operating a call center for certain third parties and for the sale of products offered by Gold Trade. As a result, the employment of those Gold Trade's employees that were engaged in the discontinued activities was terminated. We currently hold 46.34% of Gold Trade shares. In the beginning of 2002, all of Gold Trade's shareholders signed a supplement to the existing shareholders' agreement, according to which we no longer have the right to appoint the majority of directors in Gold Trade. Accordingly, we ceased to consolidate the operations of Gold Trade in our financial statements and account for it on an equity basis. In February 2003, Gold Trade's board of directors decided on a rights offering, which was published on April 2003, according to which we are able to maintain our current holding in Gold Trade for an investment of additional $2,317,000 in cash or guarantees, in Gold Trade's capital. According to the rights offering we may, under certain conditions, increase our share in Gold Trade for additional investments or be diluted if we make no or partial capital investment. In May 2003 we decided we will invest, in cash or guarantees, the amounts required to maintain our current holding in Gold Trade, and if possible, increase our interest up to 49.9%, provided we do not acquire control of Gold Trade.

      We made capital expenditures of NIS 12.8 million ($2.7 million) in the year ended December 31, 2002, NIS 18.3 million ($3.9 million) in the year ended December 31, 2001, and NIS 35.4 million ($7.5 million) in the year ended December 31, 2000.

      During 2003, we expect to incur capital expenditures of approximately NIS
11.8 million ($2.5 million). As of June 30, 2003, we are bound by contractual undertakings for $1.5 million of such amount.

B.    BUSINESS OVERVIEW

Industry Overview

      Growth of the Internet and E-Commerce. The Internet is an increasingly significant global medium for communications, information and online commerce. The Internet has grown rapidly in recent years both in terms of the number of users and the number of websites. Based on research from International Data Corporation, or IDC, at the end of 1998 there were over 142.2 million Internet users worldwide, and by the end of 2003 the number of users is projected to increase to over 502.4 million worldwide. For many businesses, the Internet has created a new communications and sales channel, enabling large numbers of geographically dispersed organizations and consumers to be reached quickly and cost-effectively. IDC estimates that the number of users buying goods and services on the Internet will grow from 30.8 million in 1998 to 182.6 million in 2003, and that the total value of goods and services purchased over the Internet will increase from approximately $50.4 billion in 1998 to over $1.3 trillion by 2003.

      Evolution of the Internet Services Market. Today, Internet services consist primarily of Internet access, web hosting, co-location services and e-commerce solutions. Access services represent the means by which ISPs interconnect business and consumer users to the resources on the Internet. Access services vary from dial-up and broadband access for individuals and small businesses to high-speed dedicated access primarily for larger organizations, and can range from simple dial-up access to highly organized, personalized access coupled with value-added services. ISPs vary widely in geographic coverage, subscriber focus and the nature and quality of services provided to subscribers. In our experience, consumers are generally focused on speed and reliability of access, ease of use, subscriber service and price as they evaluate an ISP. In addition to speed and reliability of access, we believe many business subscribers want all their Internet-based requirements, such as access, web hosting, content and services offering and e-commerce applications, met by a single provider that can provide integrated Internet solutions, including a single billing statement for all services.

      An increasing number of companies provide information and conduct e-commerce over the Internet, and as a result, Internet operations are increasingly becoming critical to the commercial and communications operations of many enterprises. However, many businesses lack the resources and expertise to develop, maintain and enhance, on a cost-effective basis, the facilities and network systems necessary for successful Internet access and operations. Accordingly, businesses increasingly seek outsourcing arrangements to enhance their website reliability and performance, provide continuous operation of their Internet solutions and reduce related operating expenses.

      As a result, there is increasing demand for ISPs to offer "turnkey" Internet services. An increasing number of ISPs are beginning to supplement their basic Internet access services with a variety of commercial services that facilitate e-commerce, including web hosting, server co-location, remote account management, and other value-added services. These services expand an ISP's potential revenue streams from basic monthly access fees to other fees, including set-up and maintenance charges.

      The Israeli Market. One of Israel's most important resources is its experienced and highly educated work force (one third of Israel's labor force has high education qualifications). Israel has a population of more than 6 million people in approximately 1.7 million households. More than 34% of the Israeli population over 25 years of age has university or other advanced degrees. With this highly educated population, Israel has developed an export-oriented, technology-based, industrialized economy. Over 25% of the Israeli work force consists of scientific, academic and other professional, technical and related workers. These percentages compare favorably with the percentages of such workers found in the United States or Japan.

      The Israeli market adapts quickly to new technologies, especially in the communications technologies field. According to the Israeli Ministry of Communications, in 2002 Israel had a cellular penetration rate of 90% (compared to a penetration rate of approximately 82% in 2001) and a multi-channel television (cables and satellite) penetration of approximately 80%..

      Today, Internet services consist primarily of Internet access, web hosting, co-location services and e-commerce solutions. Access services represent the means by which ISPs interconnect business and consumer users to the resources on the Internet. Access services vary from dial-up and broadband access for individuals and small businesses to high-speed dedicated access primarily for larger organizations, and can range from simple dial-up access to highly organized, personalized access coupled with value-added services. ISPs vary widely in geographic coverage, subscriber focus and the nature and quality of services provided to subscribers. In our experience, consumers are generally focused on speed and reliability of access, ease of use, subscriber service and price as they evaluate an ISP. In addition to speed and reliability of access, we believe many business subscribers want all their Internet-based requirements, such as access, web hosting, content and services offering and e-commerce applications, met by a single provider that can provide integrated Internet solutions, including a single billing statement for all services.

      In the first quarter of 2003, there were approximately 840,000 Internet subscribers in Israel, compared to approximately 700,000 in the first quarter of 2002. Internet penetration based on households reached approximately 50% (out of households). During the second quarter of 2002, cable companies were granted a license to supply broadband access. That brought about a rapid growth of broadband in Israel. According to the Israeli Ministry of Communication the number of broadband subscribers in Israel increased sharply, from 38,000 to 207,000, during the 12-month period ended December 2002. This trend continued in the first quarter of 2003 reaching about 17% broadband penetration rate and is predicted to continue in 2003.

Broadband growth in Israel is mainly related to:

      o     low prices, an approximately 60% decline since 2000;

      o     aggressive competition in connectivity between ISPs;

      o aggressive competition in technology between cable companies and Bezeq; and

      o influences of the security and the economic situation in Israel on consumers' leisure habits.

Our Strategy

      From the end of 2000 until the fourth quarter of 2002, we concentrated on a strategy focused on profitability rather than market share. During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in price reductions for services offered by all ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 34% increase in the number of broadband customers in the fourth quarter as compared to the third quarter. We have decided to continue this policy during 2003. Due to the price reductions, our profitability may be impaired.

Services

      We offer a wide range of Internet access alternatives to meet the needs of our residential and business subscribers. We also offer a broad array of basic and value-added Internet services to attract and retain subscribers, increase usage and create additional revenue streams. By offering high-quality, price-competitive Internet access and related services, we seek to develop both our residential and business subscriber base.

      Internet Access. We offer our dial-up modem subscribers Internet access via our 7 points of presence at speeds of up to 56Kbps for regular analog telephone lines or at 64Kbps (or 128Kbps) for Integrated Services Digital Network or ISDN. In addition, we offer high-speed continuous access connections employing digital leased lines at various bandwidths as per our customers' needs, as well as ADSL and cable TV access services.

      The following table summarizes several of our most popular Internet access packages in Israel:

--------------------------------------------------------------------------------------------------------------------------------
   Access                          Summary
  Services                       Description                  Target Customers             Current Pricing Information
--------------------------------------------------------------------------------------------------------------------------------
ADSL Accounts              Broadband services using           Small business            Average monthly fee of NIS 59  to NIS
                           ADSL technology.                   subscribers and           199, depending on the services provided.
                                                              residential users.
--------------------------------------------------------------------------------------------------------------------------------
Cable Accounts             Broadband services using           Small business            Monthly fee of NIS 59  to NIS 199,
                           cable technology                   subscribers and           depending on the services provided.
                                                              residential users.
--------------------------------------------------------------------------------------------------------------------------------
Basic Access               Internet access using modems       Small business            Unlimited Package - monthly fee of NIS
Account                    to dial-up our network.            subscribers and           44.9 to NIS 89 (subject to period of
Standard Plan                                                 residential users.        contract).
                                                                                        Hour Based Package - fee of NIS 12.49 to
                                                                                        NIS 59.9 for four to twenty five hours
                                                                                        per month.  Additional hours cost NIS
                                                                                        2.5 each.
--------------------------------------------------------------------------------------------------------------------------------
ISDN Dial-up               Basic Account with digital         Small business             Monthly fee of NIS 44.9 to NIS 89
Accounts                   service, which provides            subscribers and           (subject to period of contract).
                           faster access, also known as       residential users.
                           ISDN access.
--------------------------------------------------------------------------------------------------------------------------------
64Kbps and up leased       Twenty-four hour high speed        Business subscribers.     Average monthly fee of $ 484, depending
Frame Relay Line           dedicated Internet access to                                 on the services provided.
                           carry data traffic at a
                           speed of 64Kbps.
--------------------------------------------------------------------------------------------------------------------------------
Dial-Up Network            Enterprises can connect            Business subscribers.     Monthly fee of $ 65 to $ 199, depending
(ISDN, ADSL & Cables)      their entire PC network to                                   on the number of network stations in an
                           the Internet via one router                                  office.
                           (analog or digital).
--------------------------------------------------------------------------------------------------------------------------------

      Value-Added Services. We introduced a variety of enhanced, value-added services that enable our residential and business subscribers to obtain high-speed Internet access, outsource their Internet facilities and systems requirements and undertake e-commerce initiatives. The following table summarizes the current offering of residential and business services

-----------------------------------------------------------------------------------------------------------------------------
Business Service                        Summary Description                                          Target Customers
-----------------------------------------------------------------------------------------------------------------------------
Commercial website Hosting and          Through this service, a subscriber's website is              Business subscribers.
Server Co-Location                      "hosted" on our servers or its computer is
                                        installed in our state-of-the-art network
                                        operations center.  In either case, the subscriber
                                        benefits from our existing management facilities
                                        and receives a high-speed, full-time connection to
                                        the Internet; direct access to our high speed
                                        network; use of our backed-up power supply, network
                                        monitoring system and daily data back-up; a secure
                                        climate-controlled environment; and 24/7 technical
                                        support.  All access to these websites via our
                                        servers or the co-located servers are processed on
                                        our servers.
-----------------------------------------------------------------------------------------------------------------------------
Global Roaming                          Our systems are connected to the iPass roaming               Business and residential
                                        system, which enables our subscribers to access              subscribers.
                                        their Internet accounts while on the road, without
                                        incurring long distance access charges.
                                        iPass provides secure connections to corporate
                                        networks, e-mail and the Internet in approximately
                                        150 countries. iPass contracts with over 200
                                        global tier-one network providers to deliver
                                        on-demand local connectivity.
-----------------------------------------------------------------------------------------------------------------------------
Integrated Expert services              Installing and maintaining LAN & WAN                         Business subscribers.
                                        infrastructures with full technical support.
-----------------------------------------------------------------------------------------------------------------------------
Security services and products          Penetration tests for networks and applications,
                                        security assessments, internet fraud investigations
                                        and security maintenance, content filtering
                                        service. Installing and maintaining of firewall
                                        machines.
-----------------------------------------------------------------------------------------------------------------------------
E-mail Notification                     This service notifies a subscriber upon receipt of           Business and residential
                                        an e-mail on our network.  Such notice can be                subscribers.
                                        directed to a regular or cellular phone, fax or
                                        beeper.
-----------------------------------------------------------------------------------------------------------------------------
Fax to Mail                             Allows a subscriber to receive faxes from anywhere           Business and residential
                                        to his mailbox at Internet Gold.                             subscribers.
-----------------------------------------------------------------------------------------------------------------------------
Virtual Magazines                       Variety of virtual magazines in many different               Residential subscribers.
                                        fields (news, economics, children, food, etc.).
-----------------------------------------------------------------------------------------------------------------------------
Gold Mail                               This service allows a dial-up user to gain access            Business and residential
                                        to his e-mail from any computer.                             subscribers.
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Business Service                        Summary Description                                          Target Customers
-----------------------------------------------------------------------------------------------------------------------------
Call Me                                 This service enables a subscriber to receive                 Business and residential
                                        telephone messages while surfing the net, using              subscribers.
                                        only one telephone line.
-----------------------------------------------------------------------------------------------------------------------------
VGames                                  Vgames.co.il, Israel's first and largest gaming              Residential subscribers.
                                        website, operated since October 1999 by our wholly
                                        owned subsidiary, Gold Mind. It supplies Israeli
                                        gamers with daily information about the interactive
                                        entertainment industry: news, previews, reviews and
                                        downloads. Since April 2001, VGames operates an
                                        online gaming community called "Vgamers Club,"
                                        where paying members receive a semi-weekly online
                                        gaming magazine.
-----------------------------------------------------------------------------------------------------------------------------
Anti Virus                              Integrated anti virus service which protects the             Business and residential
                                        mail box from virus threats. The anti virus program          subscribers.
                                        detects and removes viruses from e-mail attachments.
-----------------------------------------------------------------------------------------------------------------------------
Web Sites                               Variety of paid portals and websites in varied               Residential subscribers.
                                        topics (sports, children, leisure & life style).
-----------------------------------------------------------------------------------------------------------------------------

      E-Commerce. Through Gold Trade we offer a vast variety of products and services by way of electronic tenders, as well as online shopping and transactional opportunities for a wide range of other products and services. In addition, our portals provide access to various Israeli e-commerce sites that offer numerous products and services to consumers and links to several co-branded websites with various chain stores and retailers that offer basic e-commerce services and activities.

      We emphasize expanding and refining our services to enhance our subscribers' Internet 7experience. Our research and development staff is engaged in a variety of technical development and service enhancement activities and continuously evaluates new and innovative ideas and third-party software products and technology for potential incorporation into our systems and services. We also regularly update and expand the online services provided through our portals, organize content and develop online guides, help screens and other user services and resources. In addition, we regularly offer our subscribers the ability to utilize leading third party technologies on our portals.

Customers

      Generally, we have been successful in attracting and acquiring new subscribers and retaining existing subscribers. Subscribers are those customers to whom we provide dial-up, broadband or dedicated Internet access, and include customers paying full rates as well as those with special introductory packages. From December 31, 2001 to December 31, 2002, our business subscriber base grew from 2,764 business subscribers to 3,505 and our residential and SOHO subscriber base decreased from 333,000 subscribers to 312,190 subscribers, representing a

27% growth rate in our business subscribers and a 6% reduction rate in our residential and SOHO subscribers for that period. Our monthly churn rate has increased from 0.8% in 2001 to an average of approximately 1.7% in 2002. Churn rate represents the number of subscribers canceling during a month as a percentage of the number of subscribers at the beginning of the month. There has been a slight decrease in our residential and SOHO subscriber base in 2003 while our business subscriber base continued to grow, and currently we have 306,104 residential and SOHO subscribers and approximately 3,789 business subscribers.

Certain Strategic and Other Relationships.

      As part of our strategy, we have entered into strategic and other relationships with reputable Israeli and international companies. Our principal relationships are as follows:

      Microsoft Corporation. MSN Israel is jointly owned by us 50.1% and Microsoft Corporation 49.9%. The MSN Israel portal provides the same look and feel as MSN Worldwide and uniquely combines leading Israeli content and e-commerce providers and integrates them with Microsoft's leading network services.

      Eurocom Group. Our principal beneficial shareholder, Eurocom Holdings Ltd., is an Israeli company, which holds interests in various telecommunications and satellite communications companies. One of our principal strategic relationships is with companies affiliated with Eurocom Holdings:

      In September 1999 we established Gold Trade, an e-commerce affiliated company, in which we own a 46.34% interest, together with Bank Hapoalim, Israel's largest bank, Isracard, a subsidiary of Bank Hapoalim, and MasterCard's Israeli franchisee, SuperPharm, Israel's dominant drugstore chain, and Eurocom Communications, a subsidiary of Eurocom Holdings, by its fully owned subsidiary Eurocom Marketing. Arison Investments Ltd., which holds the remaining 49% interest in Eurocom Communications, is the largest member of a consortium that controls Bank Hapoalim.

      International Operations. In March 2000, IGI acquired a 19.9% equity interest in Compulink Network S.A., an ISP in Greece. To date, IGI has invested $950,000 in Compulink Network and currently holds a 15.2% interest in that company. Since the beginning of 2002, IGI has engaged in the promotion and advancement of cooperation activities with international corporations. Within the framework of such activities, IGI provides UUNET with Internet infrastructure segments for the benefit of UUNET's customers.

Marketing and Sales

      Our marketing and sales strategy combines brand building and demand increasing advertising with multi-channel marketing. We use multiple distribution channels: authorized dealers and networks, cooperation with business partners and mass distribution. We continually evaluate the effectiveness of our sales and marketing programs, primarily by analyzing sales statistics such as call volumes, sales volumes, and incentive offer response, in order to refine our marketing campaigns. We currently employ 90 sales representatives, 68 of whom focus on the residential subscriber market and 22 of whom focus on the business subscriber market.

      Marketing to Residential Subscribers

      Our integrated marketing and sales efforts for residential customers includes the following elements:

      Direct Response Marketing. We engage in a variety of direct response marketing and promotional activities to stimulate awareness of our access services. These efforts are directed both to consumers who have not previously subscribed to Internet access services and to Internet users who may switch to our services after learning of their affordability and reliability. We principally employ targeted high-visibility media, including television, radio and printed media advertising, to solicit new subscribers. Our advertisements include a toll free 800 number (for regular phones), to allow potential customers to contact our sales staff.

      In addition, we believe that a consumer's selection of an ISP is often strongly influenced by personal referral. During 2001 and 2002, approximately 16.0% and 32.0%, respectively, of our new subscribers for such periods came from referrals from existing customers. Accordingly, we believe that our delivery of superior customer service and support and our associated high levels of customer satisfaction have led to positive customer referrals. These referrals, combined with customer marketing efforts geared toward expanding our brand name identity, have attracted significant numbers of new subscribers to our access services.

      To attract additional subscribers and encourage existing subscribers to subscribe for additional services, we also make special offers and offer promotional discounts on one-time registration fees for dial-up subscribers. Our sales staff handles calls from prospective subscribers and follows up on leads generated by current service promotion packages, advertising at sports events and by proprietary database searches specific to particular service promotions. In addition, we publish a colorful and informative bi-monthly newsletter under the name "Home Page" for our subscribers, which is e-mailed directly to them.

      We engage in several activities to increase customer usage of our services by upgrading their surfing packages and offering them a variety of value added services and products. Our marketing and sales staff is using our customer database in order to approach relevant segments and offer them incentives to upgrade their packages and leverage their usage. Our after-sale activities include developing Internet-based services, such as segmented content bulletins and related products (peripherals and books) and training in order to increase the average income from our subscribers.

      Joint Marketing Programs. Our channel marketing program involves the promotion of our services by our marketing partners to their own customers. We believe that the subscribers obtained through our relationships with our joint marketing partners accounted for at least 10% of our new subscribers in 2002. These joint marketing programs provide us with distinct advantages, including:

      o Ability to gain leverage from the marketing partner's brand through joint advertising and promotions; and

      o Cost-savings from contributions from marketing partners to our advertising and promotions budget.

      Our marketing partners typically display our applications and logos in their retail stores, distribute our literature and promotional materials with their own products and services, and engage in joint promotion and co-marketing activities with us. The sources through which we obtained customers since our incorporation and as to date amount to more than 50 and include:

      o Israel's major banks and credit card companies such as Bank Hapoalim and Isracard - Israel's MasterCard franchisee. For example, customers who signed up for Bank Hapoalim's direct Internet access banking service received an attractive Internet connection offer from us;

      o Software, hardware and communication companies such as Microsoft, Compaq, Cisco and major Israeli telephone networks. For example, we distributed Microsoft Internet keyboards, Windows XP software and Compaq portable computers with specific Internet packages; and

      o     Retail chains such as Super Link, Tower Records and Toys "R" Us.

      Marketing to Business Subscribers.

      In marketing our services to business customers, our integrated marketing and sales approach includes the following elements:

      Direct Sales. We offer our products and services through a consultative sales approach, which enables us to better understand subscribers' needs and provides a variety of bundled Internet application solutions consisting of Internet access and value-added services. Our approach is specifically designed to meet the budget and quality specifications of each business subscriber. We believe that our individualized approach allows us to provide our business subscribers with comprehensive solutions and superior ongoing support. We employ business sales representatives who have strong technical backgrounds and training. Our representatives' backgrounds and training together with our individualized approach help us to better understand the needs of each customer's local business community and become familiar with the products, personalities and corporate identities of individual local companies. We also use direct marketing, including direct mail, telemarketing, seminars and trade show exhibits to target business subscribers that are likely to achieve substantial benefit from the business applications afforded by the Internet.

      Marketing Partners. We have entered into business-oriented product development and marketing alliances with a number of our joint marketing partners. In addition we have built a network of authorized dealers, mainly computer network installers, which generates considerable amount of business leads and contracts.

      Customer Retention Program. We have a team of experienced representatives specializing in residential and business customer retention. This team handles all incoming calls from customers and utilizes a series of specially designed "retention tools" to help the representatives convince customers to stay connected.

Subscriber Service

      We have a strong commitment to subscriber satisfaction. Subscriber satisfaction has contributed to our efforts to keep churn rates low and achieve subscriber growth through subscriber referrals. We believe that the key factors contributing to subscriber satisfaction are network performance -- primarily the reliability and speed of the Internet access service -- subscriber technical support and the range and quality of our products and services.

      Technical Support. Knowledgeable and experienced support teams able to efficiently diagnose subscriber problems and prescribe corrective measures staff our technical support team. Technical support is available to all subscribers, 24 hours-a-day, seven days-a-week, 364 days a year. In order to efficiently service the different levels of support required, we maintain two separate technical support telephone banks staffed by two separate groups of technical support representatives to field calls from residential and business subscribers respectively. In addition, our technical support staff for residential subscribers is divided into sub-specialized teams, one dealing with first time connection and the other providing ongoing support to previously connected customers. This system enables us to more efficiently address a wide range of technical problems for a variety of systems. Every subscriber can access our service and technical support by telephone, e-mail or fax. We also publish printed reference materials and maintain on our websites comprehensive descriptions of our subscriber care services, as well as troubleshooting tips and configuration information. In addition, technical support is available not only in Hebrew, but also in English, Russian and Arabic. Currently, we have about 154 technical support personnel for residential subscribers and 28 technical support personnel for business subscribers.

      Subscriber Service. Our subscriber service department answers subscriber account, registration and other post-sale questions. Subscribers can also utilize our extranet to obtain real-time interactive subscriber service, and we have developed an online account information system that enables subscribers to view their bills and usage records on the Internet. Currently, we have 59 service personnel for residential subscribers and 16 service personnel for business subscribers.

      Non-technical subscriber support for our business subscribers is also provided by our business sales team, which works closely with the subscriber support group in handling pre- and post-installation questions raised by business subscribers. The business sales team also works with the business technical support group to ensure that subscriber's expectations are met and to monitor the progress of each job.

Network and Technology

      Our network infrastructure is designed to provide subscribers with reliability and speed and to minimize our costs through efficient use of our international and domestic bandwidth and implementation of a scalable infrastructure. Reliability is primarily achieved through redundancy in mission critical systems that minimizes the number of "single points of failure," i.e., points where the failure of a single component of the network could interrupt service to customers. Speed is achieved through clustered systems, diverse network architecture, multi-peered Internet backbone connections, aggressive load balancing and high-speed switching cores. Efficient bandwidth use is attained through policy-based routing and enhanced Internet web caching that optimize traffic through our multiple Internet connections.

      Network Infrastructure. Subscribers access our services by connecting to a network with their PCs or other terminal devices using local telephone service. Network connections are made through communications hardware, such as telephone lines, as well as routers, switches and modems, which we own and which serve to direct data and enable communication among a variety of computer operating systems. The network infrastructure which is utilized, consists of three primary tiers: local points of presence; a middle tier, which connects the points of presence to regional network operations centers; and an international bandwidth tier, which connects the network operations centers to the Internet backbone. The network currently includes eight points of presence and has the capability to provide dial-up access, with local telephone calls, to the entire Israeli population. We lease the land on which the points of presence are located from various landowners. The network operations centers are connected to the Internet through the following links:

      Bandwidth: Incoming and outgoing - Total of (865 MB/sec)

Current Service:

      o 4 X 155 MB/sec (STM-1) leased fiber-optic line from Petach Tikva to London.

      o 1 X 155 MB/sec (STM-1) leased fiber-optic line from Petach Tikva to New York.

      o 1 X 90 MB/sec leased line from Petach Tikva to Infonet's local POP in Israel.

      We use only digital incoming lines. We provide 56Kbps (V.90 and V92) surfing capabilities at all ports, and use the leading RAS -(remote access server) technology from 3Com, as well as Cisco routers at all of our points of presence. We are the first Israeli Internet service provider to use ATM wide-area-network technology in its connection centers. We continuously monitor capacity demands on our network, so network resources grow ahead of market demands. Generally, when the network reaches 70% to 80% utilization, which may occur at peak hours, we either order new capacity from third-party vendors or buy the necessary new systems and equipment in order to handle the current and forecast higher rates of use.

      Network Design. Each of our points of presence includes hardware along with routing equipment and associated leased-telephone line interface devices. Modems are interconnected to switched telephone networks serving the local area and high-speed telephone lines connect the point of presence router to other sites within our network. The hardware and software deployed at each physical facility allow us to analyze the performance of the network and perform limited maintenance remotely. Based on subscriber growth and demands, we lease new high-speed telephone lines and install hardware into our network. This allows additional traffic to travel over the network in a more efficient fashion.

      Network Centers. We currently operate through fully redundant network centers in Israel. In order to ensure reliable service, our network centers monitor network traffic, quality of service and security issues, as well as the performance of the equipment located at each of our physical locations. These facilities also serve as the primary site for our delivery of business services and communications between our physical locations and external service providers. We monitor our network centers on a 24 X 7 basis. Our monitoring systems are connected to a paging system that automatically warns the appropriate technical support staff of potential network faults, overcapacity or other problems. We intend to continue to enhance the capabilities of our network centers as our subscriber base grows.

Competition

      The market for the provision of Internet access and value added services is competitive and highly fragmented. As there are no significant barriers to entry, we expect that competition in this market will intensify and that we may not be able maintain our leadership position in the Israeli market. In addition, the Israeli Ministry of Communications eliminated pricing differentials between area codes in Israel which dramatically lowered the cost of entry into the Internet service business and eliminated our advantage of offering local points of presence as described above. We believe that the primary competitive factors determining success as an Internet service provider are:

      o     a reputation for reliability and high-quality service;

      o     effective customer support;

      o     access speed;

      o     pricing;

      o     effective marketing techniques for customer acquisitions; and

      o     ease of use.

      We believe that, to date, we have competed favorably, based on these factors, particularly due to:

      o our strong brand recognition, achieved principally through innovative marketing programs; and

      o our emphasis on providing fast and reliable, high quality services and superior customer service and support.

Our current competitors include the following:

Access Services

      We currently compete, mainly, with four other major ISPs in Israel. These competitors are: (i) NetVision Ltd., our principal competitor, is affiliated with an Israeli cable company; (ii)

Bezeq International Ltd., a subsidiary of Bezeq, Israel's domestic telephone monopoly; (iii) 012 - Golden Lines, an affiliate of an Israeli cable company; and (iv) Barak ITC Ltd.. Except for NetVision Ltd., the other three competitors are international telecommunications carriers that provide services in Israel.

      In the future we may have additional competition from new local telecommunication operators, such as Cellcom, Partner and Pelephone, the major cellular carriers in Israel which have already received ISP licenses and from international ISPs. We do not know at present to what extent the entrance of such new competitors will affect our business.

      Moreover, we expect to face competition in the future from companies that provide connections to consumers' homes, such as telecommunications providers, DBS and cable companies. For example, advances in technology have enabled cable television operators to offer Internet access through their cable facilities at significantly faster speeds than existing analog modem speeds. These companies could exploit their current high rate of penetration of households and potentially include Internet access in their basic bundle of services or offer access for a nominal additional charge.

Portals

      MSN Israel, currently competes with three other major portals in Israel:
Walla, which is its principal competitor, affiliated with Bezeq International Ltd. (a subsidiary of Bezeq, Israel's domestic phone monopoly); Ynet, which is affiliated with the largest media group in Israel - Yedioth Ahronoth; and Nana, which is affiliated with NetVision Ltd.

E-Commerce

      Gold Trade competes through the brand name "P1000" with three other major e-commerce providers in Israel. These competitors are: (i) Netaction, which is affiliated with NetVision; (ii) Olsale, which is a private company; and (iii) Walla Shops, which is affiliated with Walla and Bezeq International. There are additional small companies that are active in this area as well. In addition, Israelis are able to purchase products and services (including on-line brokerage services) on international e-commerce websites, such as E-Bay, E-Trade, etc.

      Currently, most revenues from e-commerce in Israel are derived from auctions and group sales. We believe this trend will continue in 2003 as well.

Advertising on Portals

      Israel's other domestic portals include Walla, Nana, Ynet and TheMarker. Walla is a Yahoo! style portal, that provides news and mail services. Nana is a NetVision portal. Ynet is a portal owned by Yedioth Ahronoth, a major Israeli daily newspaper, and TheMarker is owned by Ha'aretz, another major Israeli daily newspaper. In addition, many Israelis use international portals such as Yahoo! and MSN.com.

General

      Some of our competitors and potential competitors have better brand recognition and greater financial, technical and marketing resources than us. In addition, Bezeq and the cable television companies have established network infrastructures which could provide them with lower cost access to subscriber homes for a range of competing applications and technologies.

      Increased competition could result in:

      o limited subscriber growth, increased subscriber cancellations and loss of market share;

      o lower pricing for subscriber access and portal advertising and the need to offer more free access packages;

      o     the need to increase sales and marketing expenses;

      o difficulty in attracting online advertisers resulting in lower advertising revenues;

      o loss of visitors to our portals, including MSN Israel, and fewer page views; and

      o     our inability to develop a viable e-commerce business through Gold
            Trade.

      We cannot guarantee that we will be able to continue to compete successfully against current or future competitors or that competitive pressures faced by us will not harm our business and financial results.

Proprietary Rights

      General. Although we believe that our success is more a function of our technical and marketing expertise and subscriber service than our proprietary rights, our success and ability to compete depends in part upon our technology. We rely on a combination of copyright and trade secret laws, and contractual restrictions to establish and protect our brand and other proprietary rights. It is our policy to require employees and consultants and, when possible, suppliers to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that confidential information developed or made known during the course of a relationship with us must be kept confidential and not disclosed to third parties except in specific circumstances.

      Trademarks. We have applied for registration of "Internet Zahav," "Internet Gold" and "Gold Mind" as our trademarks in Israel. There is no guarantee that our trademarks will be registered or that we will obtain registration of other trademarks for which we may seek protection in the future.

      Domain Names. We currently hold the Internet domain names: "zahav.net.il," "zahav.msn.co.il," "Vgames.co.il" and various other related names. MSN Israel holds the

Internet domain name "msn.co.il," "start.msn.co.il," "start.co.il" and "zahav.ru" and has the right to use the domain name "hotmail.co.il." Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

      Licenses. We have obtained licenses to bundle various third party software products in our front-end configuration software product. We intend to maintain or negotiate renewals of all existing software licenses and authorizations as necessary. We may also want or need to license other applications in the future. We cannot guarantee that such licenses or renewals will be available when required.

Government Regulation

      General. The operation of telecommunications services in Israel, including Internet access services, requires the grant of a general or specific license under the Communications Law (1982). The Ministry of Communications regulates the provision of telecommunications services in Israel.

      As of April 1, 2003, the Ministry of Communications had issued 69 specific licenses permitting the provision of Internet services. To date, the Ministry of Communications has not generally sought to limit the number of licenses granted to potential ISPs.

      Our License. We have received a license from the Israeli Ministry of Communications, which was renewed in January 2002 for an additional five year period. The license grants us the right to provide Internet and related services, which includes access to the Internet, access to electronic databases, e-mail services, encoded data, electronic data interchange and facsimile services. Our license is subject to several conditions, including conditions relating to the installation and operation of equipment, maintenance of equipment, and the use of certain permitted infrastructure and includes certain prohibitions with respect to services we are not permitted to provide. Our license also includes requirements regarding agreements with customers, marketing and advertising, customer service, and continuity of service. Under the Communications Law, the Ministry of Communications is entitled to amend the conditions of our license based upon various considerations such as government policy and public interest. Furthermore, the Ministry of Communications is entitled to cancel our license if we fail to comply with its terms and for other reasons specified in the Communications Law, such as providing false information to the Ministry. The new license is not identical to the old one, although it does not contain changes that have material effect on our business, financial conditions or results of operations.

      The Ministry of Communications may cancel, restrict, or suspend our license as specified in the Israeli Communications Law, if:

      o     we request that the license be cancelled;

      o     we violate a material condition of our license;

      o we violate or prevent the execution of an instruction of the Minister given under sections 11(b) or 13 of the Communications Law;

      o     we cease providing a service under the license;

      o     we go into liquidation;

      o we do not maintain a satisfactory level of telecommunications services; or

      o the Ministry of Communications decides, based upon consideration of public interest, that such action is required.

      In addition, under the terms of our license, the Ministry of Communications may revoke our license if:

      o we do not provide required or accurate disclosures to the Ministry of Communications; or

      o we commit an act or omission which causes harm or restricts competition in the Internet sector.

      In addition, under the terms of our license, the Ministry of Communications may change our license in case of:

      o a change in our suitability to perform the actions required to be taken under the license or provide the services contemplated under the license;

      o the change is required in order to ensure competition in the telecommunication field;

      o the change is required in order to ensure the level of the services provided under the license; or

      o technological changes in the telecommunication field justify changes to the license. We do, however, have the right to a reasonable hearing prior to the amendment, cancellation or revocation of our license.

      Our license requires that the Ministry of Communications approve in advance any proposed change of control in our company or any proposed assignment of our license.

      MSN Israel was granted a license that was extended until May 31, 2004. Currently, MSN Israel does not provide Internet services commercially.

      The Rahav Committee. In 1998, the Ministry of Communications appointed a public committee, the "Rahav Committee," to submit recommendations on a regulatory regime that encourages the penetration of the Internet into the Israeli market.

      The recommendations of the Committee are related closely to the process by which the long distance and local telecommunications market in Israel has been opening gradually to competition in recent years through gradual cancellation of the various aspects of the exclusive rights held by Bezeq, Israel's local telecommunications monopoly. The principal recommendations of the Rahav Committee that were implemented are as follows:

      o the holders of general licenses for the supply of telecommunications services should be allowed to supply Internet services;

      o conditions for receipt of a specific license for the supply of Internet services should be minimized in order to increase the number of service providers and competition; and

      o there should be restrictions on the ability of one entity or person to hold interests at the same time in multiple companies operating in the Internet market.

      Other Regulations. We are also bound by various other government regulations, including requirements for registration of electronic databases under the Protection of Privacy Law (1984). We registered our database as required under this law.

C.    ORGANIZATIONAL STRUCTURE

      We are a member of the Eurocom Holdings Ltd. Group, one of Israel's largest privately owned communications group with a presence both in Israel and outside of Israel. Eurocom Holdings Ltd. is 100% owned by Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, one of our directors. Eurocom Holdings owns a 50.3% interest (and an additional 0.7% interest is owned by Shaul Elovitch) and Arison Investments Ltd. owns the remaining 49.0% interest in Eurocom Communications Ltd. Arison Investments is an Israeli investment company and the largest member of a consortium that controls Bank Hapoalim. Eurocom Communications' main controlled holdings are: Eurocom Cellular Communications Ltd., the representative of Nokia mobile phones in Israel; Eurocom Industries (1986) Ltd., a holding company that owns Eurocom Marketing (1986) Ltd., which markets office electronic equipment and consumer electronic products; Euronet Communications Ltd., Telbit Ltd., a provider of customized networking solutions to businesses based on telephone network equipment. Eurocom Holdings holds Radius Broadcasting Ltd., an Israeli company that owns a regional radio station, via companies fully owned by Media Holdings EU Ltd. (a company held by the same shareholders as Eurocom Communications). Set forth below is the legal name, location and country of incorporation, percentage ownership and description of business of each of our subsidiaries.

      Gold Mind Ltd., a wholly owned subsidiary established in Israel, is engaged in developing Internet-content ventures. However, due to the changes in the Internet market place, ventures are chosen very carefully. Presently, most of Gold Mind's efforts are concentrated on developing Internet interactive games and maintenance of an interactive Internet games website - VGames. In addition, Gold Mind currently sells virtual magazines to our customers.

      Internet Gold International Ltd., is a wholly owned subsidiary incorporated in Israel. IGI's major asset is a 15.2% interest in a small ISP in Greece. Since the beginning of 2002, IGI has engaged in the promotion and advancement of cooperation activities with international corporations. Within the framework of such activities, IGI provides UUNET with Internet infrastructure segments for the benefit of UUNET's customers.

      MSN Israel Ltd. is an Israeli corporation in which we own a 50.1% equity interest. Microsoft Corporation holds the remaining 49.9% interest in MSN Israel. MSN Israel operates a portal, offering Hebrew-reading Internet users state-of-the-art MSN features such as personalized services, "Hotmail," "Messenger," "Passport," instant messaging, news, an Internet search engine, business services and e-commerce services. As of December 31, 2002, MSN Israel accounted for 2,200,000 page views a day and 150,000 unique users.

D.    PROPERTY, PLANTS AND EQUIPMENT

      Our corporate headquarters are currently located in a 3,500 square meters leased facility in Petach Tikva, Israel. The term of the lease is ten years ending September 2009 and is subject to a renewal option for an additional ten years. In connection with this lease agreement, we agreed to provide the lessor with a loan of $ 1.6 million for completion of the building's construction. The loan is repayable by offsetting from our monthly lease payments $17,000 until July 2004 and $ $12,500 thereafter until July 2009. The annual rent for the premises is approximately NIS 1.7 million ($ 0.36 million) linked to the rate of exchange of the U.S. dollar. A secondary pledge in our name has been registered on the building to secure the loan.

      Our support department is located in a 500 square meters office in Ramat-Gan, Israel. The lease terminates in February 2004 and is subject to annual renewals. The facilities are leased from Eurocom Holdings. See Item 7B "Related Party Transactions."

      In addition, we have 7 leases for our points of presence aggregating approximately 150 square meters in Haifa, Jerusalem, Kfar Shmaryahu, Mizra, Rishon LeZion, Ashkelon and Rehovot. The average lease term for our points of presence is two years.

      Our subsidiary, MSN Israel, sub-leased 400 square meters of office space in Netanya from Gold Trade until December 31, 2003. MSN may cancel the agreement at any time subject to giving Gold Trade 60 days prior notice.

      Currently our aggregate monthly rental cost for all the facilities leased by us and our subsidiaries is $57,300. In the year ended December 31, 2002, we paid an aggregate of $541.300 in rental costs.

      While we believe that our facilities are adequate to serve our current needs, we may in the future need additional space in connection with the expansion of our operations.

      In the year ended December 31, 2002, we invested NIS 8.8 million ($1.9 million) in new network equipment and computers, NIS 3.6 million ($0.8 million) in furniture and office equipment and NIS 0.4 million ($0.08 million) in leasehold improvements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

      The following discussion and analysis is based on and should be read in conjunction with Item 3A. "Selected Financial Data" as well as our consolidated financial statements, including the related notes, and the other financial information included in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this registration statement.

Overview

      We are a leading Internet service provider in Israel serving approximately 300,000 residential subscribers and 3,500 business subscribers. We provide a wide array of Internet services tailored to meet the needs of our subscribers, including Internet access and other value-added services, e-commerce and content services.

      We currently provide Internet services through a nationwide network providing dial-up, broadband, webhosting, web security and integration services. We offer a wide range of Internet access packages to meet the needs of our residential and business subscribers. We also offer related value-added Internet services, such as webfaxing, virtual magazines and hosting, anti virus, to attract and retain subscribers, increase usage and create additional revenue streams. By offering high-quality, price-competitive Internet access and related services at a varied range, we seek to develop both our residential and business subscriber base. In addition to providing Internet access and related services, we are a major operator in the portals and advertising market through MSN Israel and in the e-commerce market through Gold Trade.

      From the end of 2000 until the fourth quarter of 2002, we concentrated on a strategy focused on profitability rather than market share.

      During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in reductions of services prices by all ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 34% increase in the number of broadband customers in the fourth quarter as compared to the third quarter. We have decided to continue this policy during 2003. Due to the price reductions, our profitability may be impaired.

Critical Accounting Policies

      We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

      We prepare our financial statements in accordance with Israeli GAAP. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Differences between Israeli GAAP and U.S. GAAP as they relate to our financial statements are described in
Note 22 to our financial statements.

      In accordance with applicable Israeli accounting principles, we maintain our accounts and present our financial statements in NIS, adjusted for changes in the Israeli consumer price index through December 31, 2002. Consequently, all previously published NIS amounts in our financial statements are adjusted each time we publish the new financial statements in order to reflect changes in the Israeli consumer price index, and so all information is presented in current NIS real terms. All financial information in this annual report, including financial information with respect to previous years, is presented in adjusted NIS as of December 31, 2002. This presentation permits the financial information to be presented in NIS with identical purchasing power. The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange (as published by the Bank of Israel) at December 31, 2002 of NIS 4.737 = $1.00.

      The significant accounting policies listed in Note 2 of our consolidated financial statements that we believe are most critical to aid in fully understanding and evaluating our financial condition and results of operation under generally accepted accounting principles are discussed below.

      Revenue recognition. Most of our revenues are derived from Internet access. These revenues are recognized ratably over the period that services are provided. Other revenues include, website hosting, electronic commerce and advertising revenues. Website hosting revenues are recognized as the services are performed. Electronic commerce revenues are recognized as the services are performed or when the goods are delivered, as applicable. Advertising revenues are recognized on a straight-line basis over the term of the contract.

      Property and equipment. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method, at annual rates considered adequate to depreciate the assets over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. The annual depreciation rates are disclosed in our financial statements. The cost of maintenance and repairs is charged to expenses as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective fixed asset.

      Allowance for doubtful accounts. The allowance for doubtful accounts represents management's estimate of the aged receivable balance considered uncollectible, based on past experience.

      Deferred charges. We defer costs incurred relating to the expansion of our customer base by long term contracts. Among such costs are the incentives we give our customers such as PCs, fax machines, etc. We amortize such costs over the term of the agreement. We present the long-term deferred charges in our financial statement net of current maturities which were presented as prepaid expenses.

      Impairment of long-lived assets and long-lived assets to be disposed of. We account for long-lived assets in accordance with the provisions of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," replacing SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

The Effect of New Israeli Accounting Standards in the Pre-Application Period

Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements."

      Pursuant to this standard, commencing January 1, 2004, the adjustment of financial statements will be discontinued. In December 2002, the Israel Accounting Standards Board published Accounting Standard No. 17 which determined that the implementation of Accounting Standard No. 12 will be deferred to January 1, 2004. Consequently, up to December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003, will constitute the starting point for the nominal financial report as of January 1, 2004. The extent of the effect of implementation of the Standard depends on the rate of inflation and the financing sources of our company. We are evaluating the impact Accounting Standard No. 12 may have on our future consolidated financial statements.

Accounting Standard No. 13 on "Effect of Changes in Exchange Rate of Foreign Currency."

      The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity and replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect. This standard will apply to financial statements for periods beginning after December 31, 2003. The adoption of Accounting Standard No. 13 should have no effect on our consolidated financial statements.

Accounting Standard No. 14, "Interim Financial Reporting."

      In August 2002, the Israel Accounting Standards Board published Standard No. 14, "Interim Financial Reporting." The standard prescribes the minimum content of an interim financial report, including the disclosure required in the notes, and also prescribes the accounting recognition and measurement principles that should be applied in an interim financial report.

Standard No. 14 will become effective for financial statements covering periods beginning on or after January 1, 2003. We are evaluating the impact Accounting Standard No. 14 may have on our future consolidated financial statements.

Accounting Standard No. 15 - "Decline in Value of Assets."

      In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Decline in Value of Assets." The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet are not presented in an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

      The Standard applies to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "from here on" method, however a loss from decline in value of an asset, in the amount of the difference between the book value on the commencement date of the Standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category "cumulative effect as at beginning of the year of change in accounting method" if and only if the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than the book value.

Business Background

      We earn revenues from Internet access services and value-added Internet services, advertising on our portals and e-commerce. To date, we have generated most of our revenues from our Internet access services to residential and business subscribers. Internet access revenues primarily consist of monthly subscription for dial-up and broadband access to the Internet. As a result, our revenues are directly affected by the total number of our paying residential and business subscribers and the average price for our Internet access service per subscriber. The number of our subscribers increased from 91,040 residential and SOHO subscribers and 723 business subscribers at December 31, 1998 to 182,000 residential and SOHO subscribers and 1,494 business subscribers at December 31, 1999, 311,096 residential and SOHO subscribers and 2,155 business subscribers at December 31, 2000, 333,000 residential and SOHO subscribers and 2,764 business subscribers at December 31, 2001. At December 31, 2002 the number of our residential and SOHO subscribers decreased to 312,190 and the number of our business subscribers increased to 3,505.

      Our average monthly revenues per residential subscriber, also known as ARPU, were NIS 32.2, NIS 28.7 and NIS 31.8 ($6.7) for the years ended December 31, 2000, 2001 and 2002, respectively. Average monthly revenues per subscriber, which are a function of the monthly rate charged by us together with charges for excess hourly usage, have increased. Most of our subscribers may cancel their subscriptions at any time. Some of our subscribers, who enter into annual, bi-annual or tri-annual contracts under special packages are subject to certain payments if they cancel during the contract period, including payments for the free benefits they received as part of the special package. Cash received from subscribers is applied to working capital when received.

      We also earn revenues from value-added Internet services, such as global roaming, web hosting, web faxing, virtual magazines, anti-virus and online e-commerce site implementation. We earn revenues for these services based either on our fixed prices for the service or a negotiated fee. In addition, we earn revenues from portal advertising at negotiated fees and until June 2003 mail order catalogue sales activity.

      We bill for Internet access for a service month, which generally runs from the 20th day of the calendar month to the 19th day of the following calendar month. Revenues for services are accrued until the last day of the reporting period. Revenues for other services are recognized as the services are provided, including virtual magazines, anti-virus and website hosting and as products are delivered, including e-commerce activities. In cases where we assume responsibility for the goods sold in e-commerce transactions, we recognize the gross revenues. In cases where we act as a middleman we recognize the net commission as our revenues.

      For both Internet access services and other services, we generally bill our residential subscribers on a monthly basis. Most of our residential subscribers pay us by credit card or a bank debit order. Business customers are billed on a monthly (or quarterly) basis, and we generally receive payment in full within 10 to 70 days of invoice.

Significant Costs and Expenses

      Cost of Revenues. Our cost of revenues consists primarily of costs of communication services, salaries and related expenses, facilities costs and depreciation expenses. The communication services costs include costs for providing local telephone lines into our points of presence, the use of third party networks and leased lines to connect each of our points of presence to our regional network operations centers, the connection between our regional network operations centers, points of presence and the Internet backbone including satellite communications. We believe that a high level of subscriber satisfaction with the speed and reliability of our network is not only essential for retaining subscribers, but also essential for attracting new subscribers through personal referrals. Accordingly, we have spent significant sums on Trans-Atlantic-leased lines, to ensure adequate bandwidth to the United States.

      We include salary costs for our technical and technical support staff in our cost of revenues. These employees are directly involved in providing our Internet access service to our subscribers. Most of our technical staff are full-time salaried employees and most of our technical support staff are part-time salaried employees.

      Our cost of revenues also includes the costs of facilities used to provide technical services and depreciation, principally in respect of our network equipment.

      Selling and Marketing Expenses. Selling and marketing expenses consist primarily of media advertisement and sales promotion costs as well as salaries, commissions and related costs for our sales representatives, facilities costs related to sales and marketing and credit card commissions. Credit card commissions are merchant fees based on the percentage of our revenue earned through credit cards.

      General and Administrative Expenses. General and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease payments for our administrative facilities and other miscellaneous expenses. As of December 31, 2002, we (not including our subsidiaries) employed 214 full-time salaried employees and 339 part-time employees who are paid on an hourly basis. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and recreation pay.


      Financing Expenses/Income Net. Net financing expenses/income include financing costs and interest income from our cash reserve and exchange rate differentials in real terms as well as devaluation of monetary assets and monetary liabilities.

      Non-Cash Charges. Under U.S. GAAP, but not under Israeli GAAP, we would recognize for the years ended December 31, 1999 through 2004, non-cash charges of NIS 6.6 million ($ 1.4 million) according to Accounting Principles Board Opinion No. 25 ("APB 25") (expense of NIS 0.5 million ($ 0.11 million)) in the aggregate in 2002 for imputed compensation expense with respect to the issuance of employee options to purchase ordinary shares issued under our stock option plan prior to our August 1999 initial public offering. If in the future, we issue additional options under our stock option plan below the fair market value at the time of issuance, U.S. GAAP, but not Israeli GAAP, would require us to recognize an additional non-cash charge with respect to such issuance.

Results of Operations

      The following discussion of our results of operations for the years ended December 31, 2000, 2001 and 2002, including the percentage from revenues data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report:

                                                                                 Year ended December 31,
                                                                            ----------------------------------
                                                                             *2000        *2001         2002
                                                                            --------     --------     --------
Revenues:
     Access revenues ....................................................         86%          74%          85%
     Other revenues .....................................................         14           26           15
                                                                            --------     --------     --------
         Total revenues .................................................        100          100          100
Cost and expenses:
     Cost of revenues ...................................................         68           62           54
     Selling and marketing expenses .....................................         52           27           20
     General and administrative expenses ................................         34           21           12
                                                                            --------     --------     --------
        Total cost and expenses .........................................        154          110           86
Income (loss) from operations ...........................................        (54)         (10)          14
Financing income, net ...................................................          3            4            2
Other expenses, net .....................................................         --           (1)          --
                                                                            --------     --------     --------
Net income (loss) after financing expenses ..............................        (51)          (7)          16
Company's share in net loss of affiliates ...............................         (2)          --           (1)
Minority interest in loss of a subsidiary ...............................         --            1           --
Loss of a subsidiary which the company does not intend to bear ..........         --           --           --
                                                                            --------     --------     --------
Net income (loss) from continued operations .............................        (53)          (6)          15
Net income (loss) from discontinued operations ..........................         (5)          (5)          --
Company's share in loss of a subsidiary from discontinued operations ....         --           --           (4)
                                                                            --------     --------     --------
Net income (loss) .......................................................        (58)         (11)          11

----------
*     Reclassified due to discontinued operations

Year ended December 31, 2002 Compared to Year Ended December 31, 2001

      All comparative figures have been reclassified due to a discontinued operation in Gold Trade.

      Revenues. Revenues decreased by 2% from NIS 191.9 million for the year ended December 31, 2001 to NIS 187.9 million ($39.7 million) for the year ended December 31, 2002. The decrease is primarily due to the deconsolidation of the operations of Gold Trade out of our financial statements since January 1, 2002. If Gold Trade's revenues from continued operations were eliminated in the comparative fiscal 2001 figures, an 11% increase would be reflected.

      Access Revenues. Revenues from Internet access services provided to residential and business subscribers, which represented 85% of our total revenues for 2002, increased by 12% from NIS 142.5 million for 2001 to NIS 159.3 million ($33.6 million) for 2002. The increase is primarily due to the increase in the exchange rate of the US dollar in comparison to the NIS.

      Other Revenues. Other revenues, which represented 15% of our total revenues for 2002, decreased by 42% from NIS 49.4 million for 2001 to NIS 28.5 million ($6 million) for 2002. The decrease is primarily due to the deconsolidation of the operations of Gold Trade out of our financial statements since January 1, 2002. If Gold Trade's revenues from continued operations were eliminated in the comparative fiscal 2001 figures, a 6% increase would be reflected.

      Cost of Revenues. Cost of revenues decreased by 14% from NIS 118.4 million for 2001 to NIS 101.5 million ($21.4 million) for 2002. The decrease is primarily due to the deconsolidation of the operations of Gold Trade out of our financial statements since January 1, 2002. Cost of revenues as a percentage of revenues decreased from 65% for 2001 to 54% for 2002.

      Selling and Marketing Expenses. Selling and marketing expenses decreased by 28% from NIS 52.3 million for 2001 to NIS 37.8 million ($7.9 million) for 2002. Selling and marketing expenses decreased primarily due to the cessation of our consolidating the operations of Gold Trade into our financial statements since January 1, 2002 and due to a decrease in our advertising campaigns and other promotions.

      General and Administrative Expenses. General and administrative expenses decreased by 48% from NIS 39.6 million for 2001 to NIS 21.6 million ($4.6 million) for 2002. The decrease in general and administrative expenses was primarily due to the cessation of consolidation of the operations of Gold Trade into our financial statements since January 1, 2002 and due to efficiency measures we took, which included dispositions of managerial positions and centralizing the management of the entire group.

      Financing Income (Expenses), Net. In 2002 we had net financing income of NIS 2.2 million ($0.5 million) compared to net financing income of NIS 7.5 million for 2001. Our financing income is attributable to interest earned on the proceeds of our initial public offering plus exchange rate differentials on these proceeds.

      Income Taxes. As of December 31, 2002, we had a tax loss carry forward of approximately NIS 88 million ($18.6 million). We no longer include Gold Trade's tax loss carry forward since we ceased to consolidate of the operations of Gold Trade into our financial statements since January 1, 2002. We cannot evaluate our ability to utilize our tax loss carry forward in the foreseeable future.

      Net Income (Loss). We reported net income from continued operations of NIS
27.4 million, for the year ended December 31, 2002 as compared to a net loss from continued operations of NIS 12.6 million for the year ended December 31, 2001. We also reported net loss from discontinued operations of NIS 7 million, for the year ended December 31, 2002 as compared to a net loss from discontinued operations of NIS 9 million for the year ended December 31, 2001.


Year ended December 31, 2001 Compared to Year Ended December 31, 2000

      All comparative figures have been reclassified due to a discontinued operation in Gold Trade.

      Revenues. Revenues increased by 35% from NIS 142.2 million for the year ended December 31, 2000 to NIS 191.9 million ($40.5 million) for the year ended December 31, 2001. The increase is primarily due to an increase in subscriber revenues, advertising revenues generated by MSN Israel and an increase in the e-commerce revenues derived from the continued operations of Gold Trade.

      Access Revenues. Revenues from Internet access services provided to residential and business subscribers, which represented 74% of our total revenues for 2001, increased by 17% from NIS 122.2 million for 2000 to NIS 142.5 million ($30.1 million) for 2001. The increase is primarily due to an increase of 6.4% in the number of subscribers during 2001 and an increase of 5.3% in the NIS exchange rate.

      Other Revenues. Other revenues, which represented 26% of our total revenues for 2001, increased by 146% from NIS 20.1 million for 2000 to NIS 49.4 million ($10.4 million) for 2001. The increase is primarily due to an increase in the e-commerce revenues derived from the continued operations of Gold Trade and increased advertising revenues generated by MSN Israel.

      Cost of Revenues. Cost of revenues increased by 22%% from NIS 97.2 million for 2000 to NIS 118.4 million ($25 million) for 2001. This increase was primarily due to the increase of cost of goods sold by Gold Trade, and the increase in the cost of revenues of MSN Israel. Cost of revenues as a percentage of revenues decreased from 68% for 2000 to 61% for 2001.

      Selling and Marketing Expenses. Selling and marketing expenses decreased by 30% from NIS 74.4 million for 2000 to NIS 52.3 million ($11 million) for 2001. Selling and marketing expenses decreased primarily due to a decrease in our advertising campaigns and other promotions.

      General and Administrative Expenses. General and administrative expenses decreased by 13.4% from NIS 47.7 million for 2000 to NIS 39.6 million ($8.4 million) for 2001. The decrease in general and administrative expenses was primarily due to a decrease in professional fees (58% of the decrease), as well as a decrease in the number of executive and administrative staff members (19% of the decrease).

      Financing Income (Expenses), Net. In 2001 we had net financing income of NIS 7.5 million ($1.6 million) compared to net financing income of NIS 3.9 million for 2000. Our financing income is attributable to interest earned on the proceeds of our initial public offering plus exchange rate differentials on these proceeds.

      Income Taxes. As of December 31, 2001, we had a tax loss carry forward of approximately NIS 120 million ($25.3 million). We cannot evaluate our ability to utilize our tax loss carry forwards in the foreseeable future.

      Net Loss. Our net loss decreased by 74% from NIS 83 million for 2000 to NIS 21.6 million ($4.6 million) for 2001, reflecting our efforts to implement our profitability strategy. Net loss as a percentage of revenues decreased from 58% in 2000 to 11% in 2001.

Quarterly Results of Operations

      The following table sets forth our results of operations for our last eight quarters. The data has been derived from our unaudited financial statements for those periods which, in the opinion of our management, have been prepared on substantially the same basis as the audited financial statements included in this annual report, subject to normal year-end adjustments. The data for any quarter is not necessarily indicative of the revenues that may be expected for any future period. The percentage data shows revenues and expenses as a percentage of total revenues.

                                                                           Three Months Ended
                                       --------------------------------------------------------------------------------------------
                                       Mar. 31,    Jun. 30,    Sept. 30,   Dec. 31,    Mar. 31,    Jun. 30,    Sept. 30,   Dec. 31,
                                         2001        2001        2001        2001        2002        2002        2002        2002
                                       --------    --------    ---------   --------    --------    --------    ---------   --------
                                                               Adjusted NIS (thousands) as of December 2002
Revenues:
 Access revenues ...................     37,792      33,399      35,549      35,823      38,995      39,405      39,605      41,171
 Other revenues ....................     11,289      12,353      13,148      12,587       6,348       6,954       8,112       7,266
  Total revenues ...................     49,081      45,752      48,697      48,410      45,343      46,359      47,717      48,437
Cost and expenses:
 Cost of revenues ..................     32,681      29,506      29,027      27,152      26,419      24,151      24,304      26,601
 Selling and marketing
   expenses ........................     16,042      14,222      13,180       8,840       9,016       9,865       9,507       9,449
 General and administrative
   expenses ........................     13,396      11,430       8,206       6,599       6,958       4,537       5,920       4,201
                                       --------    --------    --------    --------    --------    --------    --------    --------
Total costs and expenses ...........     62,119      55,158      50,413      42,591      42,393      38,553      39,731      40,251
                                       --------    --------    --------    --------    --------    --------    --------    --------
Operating income (loss) ............    (13,038)     (9,406)     (1,716)      5,819       2,950       7,806       7,986       8,186
Financing income (expenses),
   net .............................      4,205      (1,233)      3,720         757       3,580      (1,205)      1,491      (1,674)
Other income (expenses),
   net .............................       (463)       (232)          9      (1,691)        (19)         18         (29)         28
                                       --------    --------    --------    --------    --------    --------    --------    --------
Net income (loss) after financing
   expenses ........................     (9,296)    (10,871)      2,013       4,885       6,511       6,619       9,448       6,540
Company's share in net loss of
   investees .......................       (381)       (160)       (154)         --        (363)       (775)       (391)       (227)
Minority interest in loss of a
  subsidiary .......................        689         686        (869)        475          --          --          --          --
                                       --------    --------    --------    --------    --------    --------    --------    --------
Loss of a subsidiary which the
company does not intend to bear ....         --          --         202         189          --          --          --          --
                                       --------    --------    --------    --------    --------    --------    --------    --------

                                                                           Three Months Ended
                                       --------------------------------------------------------------------------------------------
                                       Mar. 31,    Jun. 30,    Sept. 30,   Dec. 31,    Mar. 31,    Jun. 30,    Sept. 30,   Dec. 31,
                                         2001        2001        2001        2001        2002        2002        2002        2002
                                       --------    --------    ---------   --------    --------    --------    ---------   --------
                                                               Adjusted NIS (thousands) as of December 2002
Net income (loss) from continued
  operations .......................     (8,988)    (10,345)      1,192       5,549       6,148       5,844       9,057       6,313
Net loss from discontinued
  operations .......................     (3,166)     (2,476)        (22)     (3,349)         --          --          --          --
Company's share in net loss of
  investees from discontinued
  operations .......................         --          --          --          --        (851)     (2,563)     (1,827)     (1,779)
                                       --------    --------    --------    --------    --------    --------    --------    --------
Net income (loss) ..................    (12,154)    (12,821)      1,170       2,200       5,297       3,281       7,230       4,534
                                       ========    ========    ========    ========    ========    ========    ========    ========
Number of subscribers (at the
  end of the period):
 Residential subscribers ...........    321,435     325,370     330,524     333,000     330,120     329,921     321,708     312,190
 Business subscribers ..............      2,310       2,536       2,701       2,764       2,295       3,081       3,232       3,505


                                                                           Three Months Ended
                                       --------------------------------------------------------------------------------------------
                                       Mar. 31,    Jun. 30,    Sept. 30,   Dec. 31,    Mar. 31,    Jun. 30,    Sept. 30,   Dec. 31,
                                         2001        2001        2001        2001        2002        2002        2002        2002
                                       --------    --------    ---------   --------    --------    --------    ---------   --------
                                                              (As percentage of total revenues)
Revenues: ..........................        100%        100%        100%        100%        100%        100%        100%        100%
 Access revenues ...................         77          73          73          74          86          85          83          85
 Other revenues ....................         23          27          27          26          14          15          17          15
                                       --------    --------    --------    --------    --------    --------    --------    --------
  Total revenues ...................        100         100         100         100         100         100         100         100
Costs and expenses:
 Cost of revenues ..................         67          64          60          56          58          52          51          55
 Selling and marketing
   expenses ........................         33          31          27          18          20          21          20          20
 General and administrative
   expenses ........................         27          25          17          14          15          10          12           9
                                       --------    --------    --------    --------    --------    --------    --------    --------
Operating income (loss) ............        (27)        (21)         (4)         12           7          17          17          17
Financing income (expenses),
   net .............................          9          (3)          8           2           8          (3)          3          (3)
Other income (expenses),
   net .............................         (1)         (1)         --          (3)         --          --          --          --
                                       --------    --------    --------    --------    --------    --------    --------    --------
Net income (loss) after
   financing
   expenses ........................        (19)        (24)          4          10          14          14          20          14
Company's share in net loss
   of investees ....................         (1)         --          --          --          (1)         (2)         (1)         --
Minority interest in loss of a
     subsidiary ....................          1           1          (2)          1          --          --          --          --
Loss of a subsidiary which the
company does not intend to bear ....         --          --          --          --          --          --          --          --
                                       --------    --------    --------    --------    --------    --------    --------    --------
Net income (loss) from continued
  operations .......................        (18)        (23)          2          11          13          12          19          13
Net loss from discontinued
  operations .......................         (7)         (5)         --          (6)         --          --          --          --
Company's share in net loss of
  investees from discontinued
  operations .......................         --          --          --          --          (1)         (5)         (4)         (4)
                                       --------    --------    --------    --------    --------    --------    --------    --------
Net income (loss) ..................        (25)        (28)          2           5          12           7          15           9
                                       ========    ========    ========    ========    ========    ========    ========    ========

Conditions in Israel

      We are incorporated under the laws of, and our principal executive offices are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, there has been significant increase in violence, primarily in the West Bank and Gaza Strip, and more recently there has been a marked deterioration in the relations between Israel and the Palestinian Authority and Israel has experienced many terrorist incidents within its borders. As a result, peace negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace.

      Several countries continue to restrict business with Israel and with companies having operations in Israel. Although we are precluded from marketing our products to these countries, we believe that in the past these restrictions have not had a material adverse effect on us. In addition, as a result of the hostilities between Israel and the Palestinian Authority, most Arab countries with which Israel had commercial and trading agreements have publicly announced the halt of these agreements. Also, as a result of the Israeli military activities in the West Bank during April 2002, several European countries are considering participating in a boycott of Israeli firms. We do not believe that these measures will have a material adverse affect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our business.

      In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 37 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances. Due to the current hostilities between the State of Israel and the Palestinian Authority, the Ministry of Defense has issued emergency orders to recruit a large number of reserve soldiers. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

      To date, no executive officer or key employee was recruited for military service for any significant time period. Any further expansion of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

      Israel's economy has been subject to numerous destabilizing factors. The Israeli Government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli Government has periodically changed its policies in all these areas.

      As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during 2001 and especially during the first six months of 2002, the Israeli rate of economic growth has deteriorated, the NIS has been devaluated and the rate of inflation has increased. The Israeli Government has proposed certain budgetary cuts and other changes, including increasing the value added tax rate by 1% to 18%, which were recently adopted by the Israeli Parliament. However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain. In addition, certain credit agencies have stated that they are reviewing Israel's credit rating. Should such agencies lower Israel's credit rating, the ability of the Israeli government to generate foreign financial and economical assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel's current credit rating. Economic decline as well as price and exchange rate instability may have a material adverse effect on us.

Trade Agreements

      Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, and Canada. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

      Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

      The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel.

      In addition, since most of our services are quoted in NIS, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel if the amount of our revenues in NIS decreases and is less than the amount of our expenses in NIS (or if such decrease is offset on a lagging basis) or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

      The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                            Israeli inflation
     Year ended     Israeli inflation    NIS devaluation       adjusted for
    December 31,          rate %              rate %          devaluation %
   --------------  -------------------  -----------------  -------------------
        1998               8.6                17.7                (9.1)
        1999               1.3                (0.2)                1.5
        2000                 0                (2.7)                2.7
        2001               1.4                 9.3                (7.9)
        2002               6.5                 7.3                (0.8)

      A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

      Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. During 2002, foreign currency fluctuations did not have a material adverse impact on our results of operations.

      We do not currently hedge against foreign currency exchange translation risks but may in the future commence such hedging against specific foreign currency transaction risks.

Effective Corporate Tax Rate

      Israeli companies are generally subject to income tax at the rate of 36% of taxable income. For tax purposes, results of operations are measured in real terms. From 1992 through December 31, 2001 we incurred net operating losses. As of December 31, 2002, we had consolidated net operating loss carry forwards of NIS 88 million ($18.6 million). Under current Israeli tax laws, operating loss carry forwards do not expire, are linked to the Israeli inflation rate and may be offset against future taxable income.

B.    LIQUIDITY AND CAPITAL RESOURCES

      Liquidity. We have required substantial capital resources to finance the construction of our network and to fund our operations. Historically we financed the construction of our network and funded our operations principally from cash flow from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999. The following table summarizes our cash flows for the periods presented:

                                                                               Year Ended December 31,
                                                                         ----------------------------------
                                                                            2000        2001         2002
                                                                         --------     --------     --------
                                                                         (Adjusted NIS as of December 2002)
                                                                                    (in thousand)
Net Income (loss) from continued operations ..........................    (75,456)     (12,592)      27,362
Net changes in assets and liabilities ................................     19,904       21,701       17,045
Other adjustments for non-cash items .................................     (1,241)         764       (2,416)
                                                                         --------     --------     --------
Net cash provided by (used in) continued operating activities ........    (56,793)       9,873       41,919
Net cash provided by (used in) discontinued operating activities .....    (16,504)     (11,520)          --
                                                                         --------     --------     --------
Net cash provided by (used in) operating activities ..................    (73,297)      (1,647)      41,919
Net cash provided by (used in) continued investing activities ........    (93,980)      41,501      (12,380)
Net cash provided by (used in) discontinued investing activities .....    (14,535)      (4,783)          (1)
                                                                         --------     --------     --------
Net cash provided by (used in) investing activities ..................   (108,515)      36,718      (12,381)
Net cash provided by (used in) continued financing activities ........     30,941        6,090      (32,134)
Net cash provided by (used in) discontinued financing activities .....     26,682        6,557           --
                                                                         --------     --------     --------
Net cash provided by (used in) financing activities ..................     57,623       12,647      (32,134)
Net increase (decrease) in cash and cash equivalents .................   (124,189)      47,718       (2,524)

      Net cash provided by operating activities was NIS 42 million ($8.9 million) in 2002, net cash used in operating activities was NIS 1.6 million in 2001 and NIS 73.3 million in 2000. Our positive operating cash flow was principally due to our efforts to implement our profitability strategy.


      Net cash used in investing activities was NIS 12.4 million ($2.6 million) in 2002, net cash provided by investing activities was NIS 36.7 million in 2001 and net cash used in investing activities was NIS 108.5 million in 2000. Our investing activities have primarily involved purchases of network components, expansion of our network and computer hardware and software costs.

      Net cash used in financing activities was NIS 32.1 million ($6.8 million) in 2002, net cash provided by financing activities NIS 12.6 million in 2001 and NIS 57.6 million in 2000.

      Financing Arrangements. We have a credit line equal to the deposits that we hold with the First International Bank of Israel Ltd. in the Cayman Islands. As of December 31, 2002, our Cayman deposits totaled NIS 85.3 million ($18 million). The credit line is repayable on demand. As of December 31, 2002, NIS
9.2 million ($1.9 million) was outstanding under the credit line. All our long-term leasing arrangements are linked to the consumer price index and bear interest at annual rates ranging from 5% to 7%. As of December 31, 2002, there was NIS 2.8 million ($0.6 million) outstanding under our long-term leasing arrangements.

      The following table summarizes our bank debt as of December 31, 2000, 2001 and 2002:

                                                                                 At December 31,
                                                                      -------------------------------------
                                                                       *2000          *2001          2002
                                                                      -------        -------        -------
                                                                      (Adjusted NIS as of December 31, 2002)
                                                                                   (In thousand)
Short-term:
     Credit ......................................................     37,121         41,342          9,168
     Current maturities of long-term loans under lease
       arrangements ..............................................      1,701          1,522          1,489
                                                                      -------        -------        -------
       Total short-term debt .....................................     38,822         42,864         10,657
                                                                      -------        -------        -------
Long-term:
     Long-term loans maturities ..................................      4,836          2,855          1,356
     Loans from interested parties in a consolidated company .....      8,565             --             --
                                                                      -------        -------        -------
     Total long-term debt ........................................     13,401          2,855          1,356
                                                                      -------        -------        -------
Liabilities attributed to discontinued operations ................     25,558         42,708             --
                                                                      -------        -------        -------
     Total debt ..................................................     77,781         88,427         12,013
                                                                      =======        =======        =======

----------
*     reclassified for discontinued operation disclosure

      Working Capital. Our working capital as of December 31, 2002 was NIS 82.5 million ($17.4 million) as compared to working capital of NIS 49.5 million as of December 31, 2001. The increase in our working capital during the year ended December 31, 2002 was due to the positive cash flow from our operations and the decrease in short term bank credit.

      Capital Expenditures. In 2002, we invested NIS 12.8 million ($2.7 million) in fixed assets, which included purchases of network components, the expansion of our network and computer hardware and software costs. During 2003, we expect to incur capital expenditures of approximately NIS 11.8 million ($2.5 million), $1.5 million of which is already subject to contractual obligations. We anticipate that these expenditures will be funded from cash flow from operations and borrowings under credit facilities which we may negotiate. Where feasible, we may also finance certain of these expenditures through capital leases or installment purchases if these financing alternatives are available on terms acceptable to us.

      In February 2003, Gold Trade's board of directors decided on a rights offering, which was published on April 2003, according to which we are able to maintain our current holding in Gold Trade for an investment of additional $ 2,317,000 in cash or guarantees, in Gold Trade. According to the rights offering we may, under certain conditions, increase our share in Gold

Trade by additional investments or be diluted if we make no or partial capital investments in this offering or in the future. In May 2003 we decided we will invest, in cash or guarantees, the amounts required to maintain our current holding in Gold Trade and if possible, increase our interest up to 49.9%, provided we do not acquire control of Gold Trade.

      Long Term Loans under Lease Arrangements. Our lease obligations as of December 31, 2002 were NIS 2.8 million ($0.6 million), compared to NIS 4.7 million for December 31, 2001. Such leasing obligations relate to 71 motor vehicles that are under financial lease arrangements. In January 2003, the monthly rental costs for such vehicles amounted to NIS 101,000 ($21,3000).

      Based upon our current operating plan, we believe that these sources will be sufficient to fund our operating activities, capital expenditures and other obligations through at least until June 2004. However, if during that period or thereafter we are not successful in generating sufficient cash flows from operations or in raising additional capital, whether debt or equity, when required in sufficient amounts and on terms acceptable to us, our business, results of operations and financial condition could suffer. In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current shareholders would be diluted.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      We have not sponsored any material research and development activities in the last three fiscal years.

D.    TREND INFORMATION

      During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in price reductions by all ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 34% increase in the number of broadband customers in the fourth quarter as compared to the third quarter. We have decided to continue this policy during 2003. Due to the price reductions, our profitability may be impaired.

Recent Accounting Pronouncements Not Yet Fully Adopted

      In June 2001, The FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" (hereinafter SFAS 143). SFAS 143 requires us to record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. We also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The adoption of SFAS 143 will not have a significant impact on our company's consolidated financial statements.

      In April 2001, the FASB issued SFAS 145, "Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections" (hereinafter SFAS
145). SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". FASB 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002. Early adoption is encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged. We believe that the adoption of SFAS 145 will not have a significant impact on our consolidated financial statements.

      The Financial Accounting Standards Board, or FASB, recently issued Statement of Financial Accounting Standards ("SFAS") No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 136"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS 146 is not expected to have a material effect on our financial position or operating results.

      In December 2002, the FASB issued SFAS 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS 148"). SAFS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We believe that the adoption of SFAS 148 will not have significant impact on our consolidated financial statements.

      On April 30, 2003, the FASB issued FASB statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. We believe that the adoption of SFAS 149 will not make a significant impact on our consolidated financial statements.

      On May 15, 2003, the FASB issued FASB statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We believe that the adoption of SFAS 150 will not have a significant impact on our consolidated financial statements.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter the Interpretation), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 9 to the consolidated financial statements. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities (hereinafter "the Interpretation"). According to the Interpretation, a variable interest entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity. The Interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We believe that the adoption of FIN 46 will not make a significant impact on our company's consolidated financial statements.

      In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis,
(2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. We believe that the adoption of EITF 00-21 will not have a significant impact on our company's consolidated financial statements.

Cautionary Statement Regarding Forward-Looking Statements

      This Annual Report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

      We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3 "Key Information."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      Our articles of association provide for a board of directors consisting of no less than six and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of seven directors.

      Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and by the board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

      Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                        AGE    POSITION
----                        ---    --------
Shaul Elovitch ..........    55    Chairman of the board of directors
Yossef Elovitch .........    51    Director
Anat Winner .............    44    Director
Moddi Keret                  45    Director
Itzhack Ish-Hurvitz .....    71    Outside director
Tommy Stramer  ..........    55    Outside director
Eli Holtzman.............    54    Chief executive officer and director
Arik Alster..............    31    Vice president technology
Doron Turgeman...........    35    Vice president finance
Eli Batzon...............    36    Vice president - head of economics department
Naty Drutin..............    37    Vice president sales and marketing
Tali Basson..............    32    Human resources manager

      Mr. Shaul Elovitch will serve as director until our 2003 general meeting of shareholders. Messrs. Eli Holtzman and Yossef Elovitch will serve as directors until our 2004 general meeting of shareholders. Mrs. Anat Winner and Mr. Moddi Keret will serve as directors until our 2005 general annual meeting of shareholders. Messrs. Itzhack Ish-Hurvitz and Tommy Stramer will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until July 2005 and January 2006, respectively. Thereafter, under the Israeli Companies Law, their terms of service may not be renewed.

      Shaul Elovitch has served as chairman of our board of directors since our inception in 1992. Mr. Elovitch acquired Eurocom Communications and its affiliated companies, one of Israel's largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

      Yossef Elovitch has served as our director since 1993. Mr. Elovitch has been an officer and director of Eurocom Communications since 1985. He serves as an officer and/or director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

      Anat Winner has served as our director since August 2001. Mrs. Winner has served as CEO and CFO of Israel News Ltd. since October 2001. From 1999 to October 2001, Mrs. Winner served as chief financial officer of DAB'S. Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating DBS television systems. Previously, and since 1995, Ms. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in the importing and marketing of cellular phones as well as supplying cellular service. Since 1996, Mrs. Winner has also served as corporate secretary of Eurocom Cellular Communications Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant for 14 years.

      Moddi Keret was appointed to serve as a director in February 2003. Mr. Keret has been an executive vice president at Arison Holdings (1998) Ltd., an Israeli investment company, since 1993. Mr. Keret currently serves as a director at a number of companies in which Arison Holdings or its affiliates are a shareholder, including Housing and Construction Holdings Ltd., Eurocom Cellular Communications Ltd., Gaon Holdings Ltd., Hamlet Ltd. and other companies in the Arison Group. Mr. Keret is an Israeli CPA and holds a B.A. degree in accounting and economics from Tel-Aviv University.

      Itzhack Ish-Hurvitz has served as our director since July 1999. Mr. Ish-Hurvitz has been a senior research fellow at I.C.T.A.F. - Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University since 1990. Mr. Ish-Hurvitz was a member of the advisory board of W&S - Transition and Interim Management of the Netherlands and its branch in Israel since May 2000 until September 2002. From 1998 to 2000, Mr. Ish-Hurvitz was a member of the board of directors of Voltaire Advanced Security Ltd. Mr. Ish-Hurvitz was the executive director of the Israel Consortium for Research and Development of Generic Technology of Satellite Communications from 1992 to 1998. From 1991 to 1992, Mr. Ish-Hurvitz was a special adviser to the Israeli Minister of Telecommunications for telecommunications policy. From 1988 to 1990, Mr. Ish-Hurvitz was the director general of the Israeli Ministry of Telecommunications.

      Tommy Stramer has served as our director since January 2000. Mr. Stramer has served as vice president shipping of Zim - The Israeli Navigation Company since May 1997 and is in charge of all the shipping activity of Zim. From January 1996 until May 1997, he served as president of Astral Maritime. From 1988 until January 1996, Mr. Stramer served as general manager of the European and Mediterranean lines of Zim.

      Eli Holtzman co-founded our company and has been our chief executive officer since 1992. From 1988 to 1992, Mr. Holtzman provided independent marketing consulting services to numerous enterprises. From 1986 to 1988, Mr. Holtzman served as chief executive officer of the Israeli franchisee of the American fast food chain, Wendy's. From 1984 to 1986, Mr. Holtzman was the general manager of Arieli Advertising Ltd., a leading Israeli advertising company. From 1977 to 1984, Mr. Holtzman was the general manager of SuperPharm, Israel's largest pharmacy chain. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceutical from Illinois University.

      Arik Alster has served as our vice president of technology since February 2001. In the last four years, Mr. Alster held various positions within our company and its subsidiaries. Prior to February 2001 and since October 1999, Mr. Alster was Chief Technology Officer of our wholly owned subsidiary Internet Gold International. Mr. Alster was the manager of our network and infrastructures from 1998 until 1999. From 1997 to 1998, Mr. Alster was shift supervisor and network manager. From 1996 to 1997, Mr. Alster was the technical manager of Sharit Technologies Ltd., a company that specializes in repairing and restoring damaged electronic equipment. Mr. Alster holds a B.A. degree in Economics and Management from the College of Management in Tel Aviv.

      Doron Turgeman joined us in April 2001 as financial manager and now serves as Vice President of Finance. Mr. Turgeman has served as chief financial officer of our subsidiaries MSN Israel Ltd. and Gold Mind Ltd. since January 2000. As of January 2002, Mr. Turgeman has served as director, CFO of Start Net Ltd., a company operated by MSN Israel. From 1999 to 2000, he served as controller of Bezeq-call Ltd., a subsidiary of Bezeq Ltd. From 1997 to 1999, Mr. Turgeman served as controller of the Post Office Bank. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University and he is a certified accountant.

      Eli Batzon has served as our vice president business development and head of the economic department since May 2001. Mr. Batzon has served as head of our economic department since 1999. Prior to joining us and since 1993, he served as the budget manager of Pelephone Communications Ltd., the first cellular communications provider in Israel. Mr. Batzon holds a B.A. degree in Business Administration and Geography and an M.B.A. degree, with majors in finance and accounting, both from the Hebrew University, Jerusalem.

      Tali Basson has served as our vice president of human resources and administration since April 2001. Prior to that and since June 1996, Ms. Basson co-founded and served as head of our collections department. From 1989 to May 1996, Ms. Basson was an officer in the Israeli Army, and retired as a captain.

      Naty Drutin has served as our vice president of sales and marketing since January 2003. Prior to that and since 1999, Mr. Drutin served as vice president of marketing of Com-Match Ltd., a subsidiary of Telrad Networks Ltd.. He was a key member and served as the business sales manager of Barak International Telecom Carrier Ltd. from 1997 until 1999 and as a senior sales manager of Netcom Systems since 1994 until 1997. Mr. Drutin holds a B.Sc. degree in computer engineering from the Technion Israel Institute of Technology in Haifa and an M.B.A. degree in business administration from Tel-Aviv University.

      In January 2003, Mr. Amir Kess, the vice chairman of our board of directors since 1998, resigned from the board.

      In November 2002, Mr. Amir Mushkat, our former vice president service and sales tendered his resignation.

B.    COMPENSATION

      The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2002:

                                                           Salaries, fees,
                                                           commissions and
                                                              bonuses(1)
                                                           ---------------
       All directors and executive officers as a
          group (14 persons)............................    $ 1.1 million

----------
(1) Includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

      During the year ended December 31, 2002 we paid to each of our outside directors as well as to Mrs. Winner, who was paid as an Outside Director since she was considered to be an Independent Director under US law, an annual fee of NIS 31,000 ($6,500) and a per meeting attendance fee of NIS 1,600 ($340). Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on the board of directors or any committee thereof. All of our non-employee directors are reimbursed for their expenses for each board of directors meeting attended.

      As of December 31, 2002, our directors and executive officers as a group, consisting of fourteen persons, held options to purchase an aggregate of 195,393 ordinary shares, at an average exercise price of $8.40 per share, with vesting over five years. All such options expire in October 2004. All options were issued under our Employee Stock Option Plan. See--"Share Ownership--Stock Option Plan."

C.    BOARD PRACTICES

Potential Conflicts of Interest

      Some of our directors also serve in various capacities for entities affiliated with Arison Investments Ltd. (the owner of 49.0% of Eurocom Communications) or with Eurocom Communications and its affiliates. These relationships may give rise to conflicts of interest from time to time relating to (1) contracts, such as our broadband agreement with Euronet Digital Communications, (2) corporate opportunities, and (3) use of directors' time and expertise. We have not adopted any formal plan or procedures to address such conflicts of interest and intend to review all related party transactions on a case-by-case basis. Israeli law requires that certain rules (as described below) be followed in approving related parties transactions, which we intend to continue to follow.

Election of Directors

      Pursuant to our articles of association, the board of directors is divided into three classes. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. The directors may appoint additional directors to temporarily fill any vacancies in the board of directors; provided, however, they may only act in an emergency or to fill in vacancies on the board of directors up to six directors or in order to call a general meeting of shareholders for the purpose of electing directors to fill vacancies, so that following such meeting there will be at least six directors in office.

Alternate Directors

      Our articles of association provide that any director may appoint (or remove), by written notice to us, another person to serve as an alternate director. Pursuant to the Israeli Companies Law, any person, who is qualified to be appointed director and is not already acting as director or alternate director in a company may act as an alternate director at such company, provided, however, that the same person may not act as an alternate for several directors. To our knowledge, no director currently intends to appoint any other person as an alternate director.

Independent and Outside Directors

      The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an officer holder.

      No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

      Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

      Any committee of the board of directors must include at least one outside director and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

      In addition, the Nasdaq Stock Market currently requires us to have at least two independent directors on our board of directors and to establish an audit committee. Messrs. Ish-Hurvitz and Stramer qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements.

Approval of Related Party Transactions Under Israeli Law

      The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, and includes avoiding any conflict of interest between the office holder's position in the company and any other position he holds or his personal affairs, avoiding any competition with the company's business, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " -- Directors and Senior Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

      The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their possession, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the matter which is considered is in the ordinary course of business of the company or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

      The Companies Law also provides that an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company. However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

      In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. The employment and compensation arrangements of a director or office holder do not require the approval of the shareholders provided that certain criteria are met.

      The above exemptions will not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

      The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Indemnification of Directors and Officers

      The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders. The Companies Law provides that a company may enter into such a contract in respect of an act performed by an office holder in his capacity as such, in respect of:

      o     a breach of his duty of care to us or to another person;

      o breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

      o     a financial liability imposed upon him in favor of another person.

In addition, we may indemnify an office holder in respect of an act performed in his capacity as an office holder, against:

      o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; and

      o reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted or in a criminal charge in which he was convicted, provided such charge does not require proof of culpable mental state.

      These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

      Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, with regard to directors, also by our shareholders.

      Our articles of association provide that subject to any restrictions imposed by the Companies Law, we may procure insurance for, or indemnify any officer holder, to the fullest extent permitted, provided that the procurement of any such insurance or provision of any such indemnification, as the case may be, is approved by the audit committee and otherwise as required by law.

      We currently maintain a directors and officers liability insurance policy providing coverage of not more than $10,000,000 for any one case and in the aggregate. Our current directors and officers liability insurance policy expires on July 13, 2003 and we are currently negotiating coverage under a new policy.

Employment Agreements

      On June 15, 2000, we entered into an employment agreement with Mr. Eli Holtzman, our chief executive officer and a member of our Board of Directors, the agreement provided for a base salary and a package of benefits including options and contained certain non-competition and confidentiality provisions. According to the agreement, in the event we terminate the employment of Mr. Holtzman with us, he will be entitled to an amount equal to four months salary, amounts accumulated in an education fund due to our monthly contribution to this fund on his behalf and benefits to which Mr. Holtzman is entitled under Israeli law. Such benefits include severance pay, compensatory payments and loss of earning capacity payments. Under the agreement, the term of Mr. Holtzman's employment will continue until such time it is terminated by us, subject to providing Mr. Holtzman with a three-month prior notice and immediately in the event of termination for cause. Mr. Holtzman may terminate the agreement on a 30-day prior notice.

      As of July 2002, Mr. Holtzman's employment with us was terminated and we entered into an agreement with a company wholly owned by Mr. Eli Holtzman, pursuant to which such company will provide us with the services of Mr. Holtzman. The agreement provides for the same economic terms as the previous agreement with Mr. Holtzman.

Audit Committee

      Our audit committee is currently composed of Ms. Winner and Messrs. Ish-Hurvitz and Stramer. It is currently contemplated that the audit committee meet at least once each quarter. The responsibilities of the audit committee include: (i) finding any defects in the business management of our company, for which purpose the audit committee may consult with our independent auditors and internal auditor, and proposing to the board of directors ways to correct such defects, and (ii) approving related-party transactions as required by Israeli law.

      The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

      The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Audit

      The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law.

D.    EMPLOYEES

      At May 31, 2003, we and our two wholly owned subsidiaries employed 218 full-time employees and 339 part-time employees, all of which were based in Israel. Of these 557 employees, 267 employees were employed in marketing and sales, 53 employees were employed in finance, operations, human resources and administration, 140 employees were employed in technical support and training and 97 employees were employed in technical administration.

      In addition, at May 31, 2003 our 50.1% owned subsidiary MSN Israel Ltd. employed 36 full-time employees. Of these 36 employees, 14 employees were employed in marketing and sales, 3 employees were employed in finance, operations, human resources and administration and 19 employees were employed in the technical division, content editors and business development.

      Our relationships with our employees are governed by Israeli labor legislation and regulations, extension orders of the Ministry of Labor, labor courts judgments implementation and interpretation of such legislation and regulations and personal employment agreements. Israeli labor laws and regulations are applicable to all of our employees. The laws concern various matters, including severance pay rights at termination, retirement or death, length of the workday and workweek, minimum wages, overtime payments and insurance for work-related accidents. We currently fund most of our ongoing legal severance pay obligations by paying monthly premiums for our employees' insurance policies.

      In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages, up to a specified amount, of which the employee contributes approximately 66.0% and the employer contributes approximately 34.0%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes 5.0%.

      We and our employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Manufacturers' Association of Israel, are applicable to our employees by "extension orders" of the Israeli Ministry of Labor and Welfare. These provisions principally concern periodic cost of living adjustments, procedures for dismissing employees, travel allowances, recuperation pay and other conditions of employment.

      Most of our permanent employees are employed under personal employment agreements with varying terms that include confidentiality and non-competition provisions. We believe that our relations with our employees are good.

E.    SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

      The following table sets forth certain information as of May 31, 2003 regarding the beneficial ownership by each of our directors and executive officers:

                                      Number of Ordinary Shares    Percentage of
      Name                              Beneficially Owned(1)      Ownership (2)
      ----                              ---------------------      -------------

      Eli Holtzman (3)(4)..........            573,492                  3.1%
      Shaul Elovitch (4)(5)........            132,628                    *
      Tali Basson(4)(6)............             15,280                    *
      Eli Batzon (4)(6)............             15,280                    *
      Yossef Elovitch (4)(5) ......                 --                   --
      Tommy Stramer (4)............                 --                   --
      Itzhack Ish-Hurvitz (4)......                 --                   --
      Moddi Keret (4)..............                 --                   --
      Anat Winner (4)..............                 --                   --
      Doron Turgeman (4)...........                 --                   --
      Arik Alster (4)..............                 --                   --
      Naty Drutin(4)...............                 --                   --

----------
*     Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,431,500 ordinary shares issued and outstanding as of May 31, 2003.

(3) Includes 91,374 ordinary shares issuable upon the exercise of currently exercisable options granted under our stock option plan and options to be exercisable within 60 days, at an average exercise price of $8.40 per share. Such options expire in October 2004.

(4) The business addresses of Ms. Basson and of Messrs. S. Elovitch, Y. Elovitch, Holtzman, Ish-Hurvitz, Keret, Stramer, Alster, Turgeman, Batzon and Drutin is c/o Internet Gold - Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva, Israel.

(5) Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, a director of our company, own 100% of Eurocom Holdings Ltd., an Israeli holding company that holds a controlling interest (50.3%) in Eurocom Communications Ltd. (Mr. Shaul Elovitch holds an additional 0.7% interest in Eurocom Communications). Eurocom Communications, an Israeli company, owns a 100% interest in Euronet Communication Ltd., an Israeli company that directly owns 13,135,454 of our ordinary shares. Due to their ownership of Eurocom

      Holdings and their positions as directors of Eurocom Holdings and Eurocom Communications, they may be deemed to beneficially own the ordinary shares directly held by Euronet Communications. Messrs. Shaul Elovitch and Yossef Elovitch disclaim beneficial ownership of such ordinary shares.

(6) Such 15,280 ordinary shares are issuable upon the exercise of currently exercisable options granted under our stock option plan and options to be exercisable within 60 days, at an average exercise price of $8.40 per share. Such options expire in October 2004.

Stock Option Plan

      We established a stock option plan to provide for the issuance of options to our directors, officers and employees. Under the plan, options to purchase an aggregate of 2,000,000 ordinary shares may be granted from time to time at exercise prices and on other terms and conditions as determined by our board of directors. Pursuant to Section 102 of the Israeli Income Tax Ordinance and the rules promulgated thereunder (including the requirement that options and/or the resulting shares be deposited with a trustee for at least two years), the tax on the benefit arising to an employee from the grant and exercise of options as well as from the issuance of ordinary shares under these options is deferred until the transfer of the options and/or ordinary shares to the employee's name or upon sale of those options and/or ordinary shares. The tax authorities approved the general plan but reports regarding the option grants to employees were not submitted to the tax authorities. Therefore, there is a risk that the tax authorities will not allow us to claim as an expense for tax purposes the amounts credited to the employees who were granted options under the uninformed grants as a benefit upon sale of the shares issued under the Section 102 plan at a price exceeding the exercise price, at such time as the related capital gains tax is payable by the employee.

      The exercise prices of options granted under our Section 102 plan are determined by our board of directors at the time of the grant. Generally, the term of the options expire no later than ten years from the date of grant.

      As of March 31, 2003, options for the purchase of an aggregate of 166,743 ordinary shares were held by 4 employees (of which options for the purchase of 166,743 ordinary shares were held by directors and officers) under our Section 102 plan, at an average exercise price of $8.40 per share. The exercise price for all of the options was the fair market value on the date of grant. Such options vest ratably over a five-year period beginning July 12, 1999. Options for the purchase of 1,346,207 ordinary shares are available for future grant under the Section 102 plan. The options terminate 63 months following the date of grant. None of the options have been exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      The following table sets forth certain information as of June 23, 2003, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                             Number of
                                          Ordinary Shares        Percentage of
Name                                   Beneficially Owned (1)    Ownership (2)
----                                   ----------------------    -------------

Eurocom Holdings Ltd. (3)..........         13,135,454                71.3%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,431,500 ordinary shares outstanding as of May 31, 2003.

(3) Such ordinary shares are held directly by Euronet Communications Ltd., an Israeli company that is 100% owned by Eurocom Communications Ltd. Eurocom Communications is a 50.3% owned Israeli subsidiary of Eurocom Holdings Ltd. (Mr. Shaul Elovitch holds an additional 0.7% increase in Eurocom Communications)., an Israeli holding company. Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, a director of our company, own 100% of Eurocom Holdings. Due to their ownership of Eurocom Holdings and their positions as directors of Eurocom Holdings and Eurocom Communications, they may be deemed to beneficially own the ordinary shares directly held by Euronet Communications. Messrs. Shaul Elovitch and Yossef Elovitch disclaim beneficial ownership of such ordinary shares. Accordingly, Eurocom Holdings may be deemed to be the beneficial owner of the 13,135,454 ordinary shares held directly by Euronet Communications. The address of Eurocom Holdings is 2 Dov Friedman Street, Ramat Gan, Israel.

      Eurocom Holdings Ltd., our ultimate parent company, does not have different voting rights attached to its ordinary shares. In the three years ended December 31, 2002 there has not been a change in the number of shares held beneficially by Eurocom Holdings.

      As of June 23, 2003, there were 48 holders of record of our ordinary shares. Based on a review of the information provided to us by our transfer agent, 45 record holders holding approximately 91.821% of our ordinary shares had registered addresses in the United States. On September 3, 2002 we had approximately 3,200 beneficial holders of our ordinary shares. We do not believe this number has materially changed.

B.    RELATED PARTY TRANSACTIONS

      Messrs. Shaul Elovitch, chairman of our board of directors, and his brother Yossef Elovitch, a director of our company, also serve as directors of Eurocom Holdings Ltd. and various of its affiliates, including Euronet Communications Ltd. and together indirectly hold a majority of the outstanding shares of Eurocom Communications and Euronet Communications. During the past three years, we have entered into transactions with Eurocom Communications, Euronet Communications and several of their affiliates. In addition, Mr. Moddi Keret, our director, also serves as CFO of Arison Investments Ltd. and several of its affiliates. Arison Investments owns 49.0% of Eurocom Communications. We believe that the transactions with Eurocom Communications and its affiliates described below could have been entered into on comparable terms with unrelated parties and on an arm's length basis.

Registration Rights Agreement

      In July 1999 we entered into a registration rights agreement with Eurocom Communications and our other then existing shareholders granting them the right to register their ordinary shares under the Securities Act. These registration rights include unlimited rights to request that their shares be included in any underwritten public offering of our ordinary shares, excluding any registration of employees' shares on Form S-8, or a similar form. Additionally, as of February 4, 2000, the holders of a majority of such shares are entitled to demand, up to three times in aggregate, that we register their shares. As of August 4, 2000, the holders of a majority of these shares are also entitled to request that we effect a registration of their shares on a shelf registration statement once in any twelve-month period up to three times in aggregate. All expenses incurred in connection with these registrations, other than underwriters' and brokers' discounts and commissions, will be payable by us.

Communication Services Agreements

      Until July 2002, Euronet Digital Communications purchased the bandwidth sold to us from another Eurocom Communications affiliate. Under the agreement, we purchased satellite bandwidth at rates ranging from $5,300 to $7,300 per megabyte. In 2002, NIS 0.96 million ($ 0.2 million) was paid to Euronet Digital Communications under this agreement. The agreement was terminated in July 2002.

      In August 2002, we entered into an agreement with IP Planet Network Ltd., an affiliate of Eurocom Communications, for the lease transmission services and an IP port of a 155MB/sec. from third parties via IP Planet. We also have the option to receive backup satellite services from IP Planet. Under this agreement we are paying IP Planet a monthly fee of $ 0.11 million (in addition to one-time costs which were already paid).

Affiliated E-Commerce Company

      In September 1999 we formed an affiliated e-commerce company, Gold Trade, with Bank Hapoalim, Isracard, a subsidiary of Bank Hapoalim and MasterCard's Israeli franchisee, and Eurocom Communications. Gold Trade enables visitors to its electronic tenders to purchase products and services over the Internet.

      We own 46.34% of the e-commerce company, Eurocom Communications (through a fully owned subsidiary) owns 9.16%, SuperPharm, which joined as a shareholder at a later stage, holds 18.32%, Bank Hapoalim owns 9.16%, Isracard owns 9.16%. The founders of Best Deal own 6.5% and the former CEO of Gold Trade owns 1%. Arison Investments Ltd. or its affiliates, which holds 49.0% of Eurocom Communications' outstanding shares, is the largest member of a consortium which controls Bank Hapoalim. Each party to the venture also has a right of first refusal to provide services of a type provided by them in their ordinary business to Gold Trade. In May 2002 Gold Trade ceased producing and mailing catalogues, which was a separate line of business from Gold Trade's other activities, and ceased importing products in relation to such activity. Since then Gold Trade has focused on its e-commerce activity, continuing telemarketing sales to its large customer database, and operating a call center for certain third parties and for the sale of products offered by Gold Trade. As a result, the employment of those Gold Trade's employees that were engaged in the discontinued activities was terminated. We currently hold a 46.34% equity interest in Gold Trade.

      In February 2003, Gold Trade's board of directors approved a rights offering, which was published on April 2003, according to which we are able to maintain our current ownership interest in Gold Trade for an investment of additional $2,317,000 in cash or guarantees. According to the rights offering we may, under certain conditions, increase our share in Gold Trade for additional investments or be diluted if we make a partial or no capital investment. In May 2003 we decided we will invest the amounts required to maintain our current holding in Gold Trade and if possible, increase our interest up to 49.9%, provided we do not acquire control of Gold Trade.

Other Arrangements

      Until June 2002, Eurocom Communications paid the salary and some other compensation of our chief executive officer as well as the amounts due for the termination of his employment. We reimbursed Eurocom Communications for such expenses as incurred.

      We currently lease 500 square meters of office space in Ramat-Gan, Israel from Eurocom Holdings. In 2002 we paid Eurocom Holdings NIS 215,000 ($45,500) for such facilities as well as an additional amount of NIS 90,000 ($20,000) for related services. We also paid NIS 250,000 ($ 52,800) to Eurocom Communications for the lease of our communication facilities in Ramat-Gan for the years 2001 and 2002.

      In addition, Eurocom Communications and we have in the past entered into and expect to enter into in the future joint marketing, advertising and other promotional programs.

      In 2002, we purchased a telephone operating system from Telbit Ltd. for NIS 1,338,000 at market terms and prices.

      In 2002, we sold hardware equipment to IP Planet Ltd. for NIS 95,700 ($20,200) at its depreciated cost price.

      In 2002 we purchased advertising on Radius Broadcasting for an amount of NIS 525,300 ($ 110,900), at market terms and prices.

      We provide Internet access services and other Internet related services to related parties at market terms and prices. In addition we receive and render various services and products to and from related parties at market rates and in the ordinary course of business. None of these transactions are material to us or to our related parties. If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party's bid is on arm's-length terms. In addition, generally we will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm's length terms.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

      In February 2000 a lawsuit was filed against us in the District Court in Haifa by one of our suppliers (Civil Case 397/00, Bezeq International Ltd. v. Internet Gold-Golden Lines Ltd.), claiming that we breached a contract relating to data communication services by unilateral early termination. The lawsuit seeks damages of NIS 3.5 million (approximately $0.74 million). We do not dispute some of the amounts claimed and have accounted for them in the course of our business. Our management, after consulting with its legal counsel is of the opinion that our position is fairly well established and therefore we only provided for legal expenses.

      In March 2000 an action was filed against us in the District Court in Tel Aviv (Civil Case 1475/00, Sagiv v. Internet Gold-Golden Lines Ltd.) relating to alleged hourly rate overcharges for connecting private subscribers to the Internet. The plaintiff also asked that his claim be recognized as a class action. On June 27, 2000, we reached a settlement with the plaintiff, which was approved by the Court, pursuant to which we will compensate our subscribers by either providing them with free Internet use or a cash payment. Pursuant to the settlement, we paid the plaintiff NIS 630,000 (including V.A.T.), which amount includes his legal expenses. As of December 31, 2002, the provision for future expenses was reduced to NIS 300,000 according to our management's assessment.

      In March 2003 a lawsuit was filed against us in the Magistrates Court in Netanya by an Israeli company engaged in the sale of computers and peripheral equipment (Civil case 2567/03, E.I.M. Computerized Technologies Ltd. v. Internet Gold-Golden Lines Ltd.). The plaintiff claimed that we failed to pay for computer equipment, which was allegedly provided to us by them. We submitted request for leave to defend with regard to an amount of NIS 206,000 which we setoff from amounts owed to us by E.I.M. and companies related to it, which were assigned to us by MSN Israel and Start Net., and for E.I.M. failure to supply to us computer parts of the required quality. The disputed amount has been reduced to NIS 141,000, and we have made a provision of NIS 100,000 in our books.

      In February 2003 a lawsuit was filed against us in the Magistrates Court in Tel-Aviv by an Israeli company (Civil Case 19981/03, Domicar Ltd. v. Internet Gold-Golden Lines Ltd.). The plaintiff claimed that we failed to provide adequate Internet and webhosting services. The lawsuit seeks damages of NIS 253,000 (approximately $ 53,400). In May 2003, we filed a statement of defense, claiming that the plaintiff's allegations are incorrect and that the lawsuit should be denied, in June 2003, the plaintiff submitted a rejoinder in this regard. We have made a provision of NIS 100,000 in our books in respect to this litigation.

      From time to time, claims arising in the ordinary course of our business are brought against us. In the opinion of our management, no currently existing claims which are not reserved in our financial statements will have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distribution

      We have never paid cash dividends to our shareholders. Any future dividend policy will be determined by the board of directors, subject to the applicable law, and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

      According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

B.    SIGNIFICANT CHANGES

      Since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred in our financial position.

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Stock Information

      The following table sets forth, for each of the periods indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq Stock
Market:

          Year                                        High         Low
          ----                                      --------     --------
          1999 (beginning August 5)...............   $28.12       $ 6.75
          2000....................................    27.81         1.28
          2001....................................     2.94         0.50
          2002....................................     1.80         0.87

          Year                                        High         Low
          ----                                      --------     --------
          2001
          First Quarter...........................   $2.938       $1.219
          Second Quarter..........................    1.250        0.620
          Third Quarter...........................    0.810        0.500
          Fourth Quarter..........................    1.000        0.650
          2002
          First Quarter...........................   $1.800       $0.960
          Second Quarter..........................    1.250        1.010
          Third Quarter...........................    1.090        0.950
          Fourth Quarter..........................    1.290        0.870

          2003
          First Quarter...........................   $4.060       $1.200

          2002
          July....................................   $1.090       $1.010
          August..................................    1.079        0.960
          September...............................    1.060        0.950
          October.................................    0.950        0.870
          November................................    1.150        0.880
          December................................    1.290        1.100

          2003
          January.................................   $4.060       $1.200
          February................................    3.430        2.250
          March...................................    3.160        2.250
          April...................................    4.850        2.840
          May.....................................    6.050        4.230

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      Our ordinary shares were listed on the Nasdaq National Market under the symbol IGLD until July 21, 2001, at which date the listing of our ordinary shares was transferred to the Nasdaq SmallCap Market.

D.    SELLING SHAREHOLDERS

      Not applicable.

E.    DILUTION

      Not applicable.

F.    EXPENSE OF THE ISSUE

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    SHARE CAPITAL

      Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

      We are a public company registered under the Israel Companies Law as Internet Gold - Golden Lines Ltd., registration number 52-004426-4. Pursuant to our memorandum of association, we were formed for the purpose of providing various services in the telecommunication industry and performing various corporate activities permissible under Israeli law.

      On February 1, 2000, the Israeli Companies Law, 1999-5759, or the Companies Law, came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to bankruptcy, dissolution and liquidation of companies. Under the Companies Law, various provisions, some of which are detailed below, overrule the current provisions of our articles of association.

The Powers of the Directors

      Under the provisions of the Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested, unless such proposal, arrangement or contract is in the ordinary course of business or the majority of directors are personally interested in such proposal, arrangement or contract. In the event the majority of the members of the board of directors have a personal interest in the proposed transaction, approval of our shareholders at a general meeting is required. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6A. Directors, Senior Management and Employees - Approval of Related Party Transactions Under Israeli Law."

      The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

      Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

      Our authorized share capital consists of 501,000,000 ordinary shares of a nominal value of NIS 0.01 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

      Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors or affect the amount already distributed as an interim dividend. See "Item 8A. Financial Information - Consolidated and Other Financial Information - Dividend Distribution." The board of directors is entitled to invest or otherwise make use of all unclaimed dividends or other moneys payable in respect of a share, for our benefit until claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

      Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

      The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, more than one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board of directors determines with the consent of the holders of a majority of the shares present in person or represented by proxy and voting on the matter of adjournment. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

      An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon. Under our articles of association, a special resolution, such as amending our memorandum of association (when permitted) or articles of association, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon. Under the Companies Law, we may change our articles of association by the aforementioned majority, in order to cancel the special majority requirement in most of the above-mentioned events.

      Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See "Item 6A. Directors, Senior Management and Employees - Election of Directors." Eurocom Holdings Ltd., which beneficially owns 71.3% of our ordinary shares, is able to elect all our directors, except our outside directors, whose election requires the affirmative vote of at least one third of the shareholders who are non-controlling shareholders, or no more than 1% of said shareholders opposing the election of the outside directors. See "Item 7A. Major Shareholders and Related Party Transactions - Major Shareholders."

      Rights to share in the company's profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See "- Rights Attached to Shares - Dividend Rights."

      Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

      Liability to capital calls by the company. Under our memorandum of association, the liability of our shareholders to provide us funds is limited to the par value of the shares held by them.

      Limitations on any existing or prospective major shareholder. See Item 6A. "Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law."

Changing Rights Attached to Shares

      According to our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting.

Annual and Extraordinary Meetings

      The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by (i) the board of directors, as it decides or upon a demand of any two directors or 25.0% of the directors, whichever is lower, or (ii) one or more shareholders holding in the aggregate at least 5.0% of our issued capital and 1.0% of our voting rights or one or more shareholders holding in the aggregate at least 10.0% of our voting rights. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See "- Rights Attached to Shares-Voting Rights."

Limitations on the Rights to Own Securities in Our Company

      Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

      The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the boards' of both companies is subject to such boards' confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder. See also "Item 6A. Directors, Senior Management and Employees - Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law."

Disclosure of Shareholders Ownership

      The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

Changes in Our Capital

      Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

C.    MATERIAL CONTRACTS

      In March 1999 we entered into a ten-year lease ending in September 2009 with Rivka and Avraham Varon for a 3,500 square meter office building in Petach Tikva. The lease is subject to a ten-year renewal option. The annual rent for the premises is approximately NIS 1.7 million ($ 0.36 million), linked to the rate of exchange of the U.S. dollar. In connection with this lease agreement, we agreed to provide the lessor a loan of $1.6 million for completion of the building's construction. The loan is repayable by offsetting $17,000 from our monthly lease payments until July 2004 and $12,500 a month thereafter until July 2009. A secondary pledge in our name has been registered on the building to secure the loan.

      We have entered into several agreements with networks providers, including local and long distance telecommunications companies for leased lines, on market terms.

D.    EXCHANGE CONTROLS

      Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

      Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E.    TAXATION

General Tax Structure

      In general Israeli resident companies are subject to "Company Tax" at the rate of 36% of taxable income, with the exception of dividends received from another Israeli company which are exempt. Furthermore, in Israel, individuals must pay income tax at graduated marginal rates from 10% to 50%. Nevertheless, a company or individual, i.e., a non-resident of Israel, may benefit from exemptions or reductions in respect of all or a portion of such Israeli taxes, under the provisions of an international tax treaty, such as the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty.

Taxation Under Inflationary Conditions

      The Income Tax Law (Inflationary Adjustments) (1985), or the Inflationary Adjustments Law, affects the taxation of earnings of Israeli companies. This statute attempts to overcome some of the problems presented to a traditional tax system by an economy undergoing rapid inflation, which was the case in Israel at the time the law was enacted. Israel's inflation rate has been materially reduced in recent years.

      The Inflationary Adjustments Law is characterized by a high degree of complexity. Its main features can be described generally as follows:

      (a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets. Where a company's equity, as defined in the law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of Fixed Assets exceeds a company's equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

      (b) Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

      (c) Gains on the sale of certain traded securities are taxable in certain circumstances, subject to detailed rules which were modified as of January 1, 1999. Today, all Israeli companies, except certain companies which are wholly owned by individuals, are subject to reporting and taxation requirements under this law. Dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Tax Reform in Israel

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the tax reform, came into effect.

      The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

      o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

      o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

      o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which offered less than 30% of its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and

      o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Our Ordinary Shares" below;

      o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

      o Introduction of tax at rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividend income is derived outside of Israel.

Taxation of Shareholders

Capital Gains Tax on Sales of Our Ordinary Shares

      Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable solely to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

      Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were quoted on Nasdaq or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

      Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel .This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

      Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

      In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

      In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

U.S.-Israel Tax Treaty

      Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "the U.S.- Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents would be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxation of Non-Residents

      Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares in the 12 month period preceding the distribution of such dividends, are taxed at a rate of 12.5%.

      Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations may be subject to Israeli taxes on the sale of securities of an Israeli company, subject to the provisions of any applicable taxation treaty or unless a specific exemption is available.

      For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see "Capital Gains Tax on Sales of Our Ordinary Shares" above.

Foreign Exchange Regulations

      Dividends (if any) paid to the holders of our ordinary shares, any amounts payable upon our dissolution, liquidation or winding up, and as the proceeds of any sale of our ordinary shares in Israel may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

Capital Gains and Dividends

      Real gains on sales of the ordinary shares are generally taxable in Israel. Nevertheless, taxation of capital gains made by non-Israeli residents may be affected by tax treaties between Israel and their country of tax residence.

      For example, pursuant to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty -- a Treaty U.S. Resident -- generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the 12-month period preceding the sale, exchange or disposition.

      A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for these taxes against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

      Income accrued or derived from the ordinary shares, such as dividends, are subject to Israeli taxation. On distributions to individuals or non-Israeli companies of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld. Nevertheless, as in the case of Israel-source capital gains, taxation of dividends and other Israeli-source income received by residents of other countries may be affected by tax treaties between Israel and their country of tax residence. For example, under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%, but may be reduced to 12.5% for dividends, if the non-resident is a U.S. corporation which holds 10% or more of our voting power.

Taxation of U.S. Holders

      The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions and the U.S.-Israel Tax Treaty in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

      o     broker-dealers,

      o     financial institutions,

      o     certain insurance companies,

      o     investors liable for alternative minimum tax,

      o     tax-exempt organizations,

      o non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

      o persons who hold the ordinary shares through partnerships or other pass-through entities,

      o investors that actually or constructively own 10 percent or more of our voting shares, and

      o investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

      This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

      You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

      For purposes of this summary, a U.S. Holder is:

      o an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

      o a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

      o an estate whose income is subject to U.S. federal income tax regardless of its source; or

      o a trust that (a) is subject to the primary supervision of a court within the United States, and (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Disposition of Ordinary Shares

      If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

      Under recently enacted tax legislation, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15% percent rate. The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

      For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

      Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

      If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," a QEF election, or to "mark-to-market" your ordinary shares, as described below:

      o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares;

      o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year;

      o gain recognized upon the disposition of ordinary shares would be taxable as ordinary income; and

      o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

      If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

      Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

      Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to a U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

      Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

      Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

      An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

Taxation of Internet Gold

Personal Holding Company Tax

      We believe that we are not a personal holding company, or a PHC, and anticipate that we will not become a PHC in the foreseeable future. We would be classified as a PHC for United States federal income tax purposes if:

      o at any time during the last half of our taxable year, five or fewer individuals are treated as owning more than 50% of the voting power or value of our stock (the PHC Ownership Test), and

      o at least 60% of our adjusted ordinary gross income for the taxable year is "personal holding company income" (the PHC Income Test).

      If we are classified as a PHC, we would be subject to United States personal holding company tax, in addition to regular tax, at a current rate of 39.6% on our undistributed personal holding company income for the taxable year. As a foreign corporation, our undistributed personal holding company income which would be subject to the PHC tax, is determined with reference only to United States source income and income effectively connected with a United States trade or business.

      At present, five or fewer individuals beneficially own more than 50% of our stock. In addition, five or fewer individuals may continue to beneficially own more than 50% of our stock. Accordingly, we may satisfy the PHC Ownership Test. However, we do not believe that we will qualify as a PHC in the foreseeable future because, based on our actual and projected income and business operations, we do not expect to satisfy the PHC Income Test. However, we cannot provide any assurance that we will not become a PHC in the future.

F.    DIVIDEND AND PAYING AGENTS

      Not applicable.

G.    STATEMENT BY EXPERTS

      Not applicable.

H.    DOCUMENTS ON DISPLAY

      We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

      As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

      This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.zahav.net.il. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

      The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 1 Alexander Yanai Street, Petach Tikva, Israel.

I.    SUBSIDIARY INFORMATION

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

      We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of currency fluctuations and changes in interest rates.

      Effects of Currency Fluctuations. The amounts we charge for our services are quoted in dollars and are translated into NIS according to the rate of exchange prevailing on the date of invoice. Most of our communications and advertising costs are quoted in dollars. Furthermore, if we expand our business into other countries, we may earn additional revenue and incur additional expenses in other currencies. Since the NIS is the primary currency of the economic environment in which we and our subsidiaries operate, the NIS is our functional currency, and accordingly, monetary accounts maintained in currencies other than the NIS are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.

      As of December 31, 2002, we did not hold any derivative financial instruments to hedge our exposure from changes in foreign currency exchange rates associated with revenue denominated in a foreign currency.

      All of our cash and cash equivalents as of December 31, 2002, amounting to $18 million are invested in U.S. dollar deposits carrying an annual interest of approximately 1% to 2.08%. Since we report our financial statements in NIS, we are subject to risks caused by the exchange rate between the U.S. dollar and the Israeli currency.

      We do not currently hedge against foreign currency exchange translation risks but may in the future commence such hedging against specific foreign currency transaction risks. A hypothetical 10% depreciation in our major foreign currency rate (the U.S. dollar) against the NIS, with all other variables held constant, would result in an increase in our expected 2003 sales of NIS 4 million ($0.84 million) and an increase in our 2003 net profit of NIS 2.4 million ($0.51 million).

      Effects of Changes in Interest Rates. We pay interest on our short-term loan facility and credit line based on Israeli Prime. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.

      Impact of Inflation. Our revenues and some of our costs are dollar-related. As a result, to the extent that the rates or timing of inflation in Israel and the devaluation of the NIS in relation to the dollar are different, our results of operations may be affected. A devaluation of the inflation-adjusted NIS in relation to the dollar would have the effect of increasing the NIS amount of our revenues, increasing the NIS amount of certain expenses that are dollar-linked (rental of premises and advertising) and increasing our financing income deriving from our dollar bank deposits. It would also have the effect of increasing the NIS value of any asset or liability that we may have that are payable in dollars, relative to the inflation-adjusted NIS value. On the other hand, a devaluation of the dollar in relation to the inflation-adjusted NIS would have the opposite effect. It is not possible to forecast the net effect of the difference between the currency devaluation rate and the inflation rate. In recent years, except for 1997 and 1998, the inflation rate in Israel has exceeded the rate of devaluation of the NIS against the dollar and certain European currencies. In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the dollar. In 2001 and 2002 the rate of inflation was lower than the rate of devaluation of the NIS against the dollar.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

      The registration statement on Form F-1 (Commission File No. 333-10576) which we filed with the Securities and Exchange Commission in connection with our initial public offering became effective on August 5, 1999, the offering date. Our initial public offering commenced on August 11, 1999 and terminated upon completion of the sale of the registered ordinary shares. The lead underwriters in our initial public offering were Lehman Brothers, Inc., CIBC World Markets Corp., C.E. Unterberg, Towbin and Poalim Capital Market & Investments Ltd.

      The following table sets forth the number of ordinary shares registered, the aggregate offering price of ordinary shares registered, the number of ordinary shares sold and the aggregate offering price of ordinary shares sold, for the account of our company.

                                                        For the account of the
                                                                company
                                                        ----------------------

  Number of ordinary shares registered ...............         4,500,000
  Aggregate offering price of ordinary shares
      registered .....................................       $54,000,000
  Number of ordinary shares sold .....................         4,500,000
  Aggregate offering price of ordinary shares sold ...       $54,000,000

      Of the total of 4,500,000 ordinary shares, 3,150,000 ordinary shares were offered and sold by our U.S. underwriters in the United States and Canada and 1,350,000 ordinary shares were offered and sold by the international underwriters outside the United States and Canada.

      The following table sets forth the expenses incurred by us in connection with the initial public offering during the period commencing the effective date of the registration statement and ending upon completion of the sale of the registered shares. None of such expenses have been paid directly or indirectly to directors, officers or persons owning 10% or more of any class of our equity securities or to our affiliates.

                                                        Direct or indirect
                                                    payments to persons other
                                                     than affiliated persons
                                                    -------------------------

  Underwriting discounts and commissions .........          $3,780,000
  Finders' fees ..................................                  --
  Expenses paid to or for underwriters ...........                  --
  Other expenses .................................          $2,210,000
  Total expenses .................................          $5,990,000
                                                            ==========

      The net initial public offering proceeds to us, after deducting the total expenses (set forth in the table above), was $48,010,000.

      The following table sets forth the amount of net initial public offering proceeds used by us for each of the purposes listed below. None of such payments was paid directly or indirectly to directors, officers or persons owning 10% or more of any class of our equity securities or to our affiliates.

                                                            Direct or indirect
                                                           payments to persons
                                                              other than to
                        Purpose                             affiliated persons
      --------------------------------------------------   -------------------

      Acquisition of other companies and ...............       $10,481,000
          business(es) and financing subsidiaries*
      Construction of plant, building and facilities ...                --
      Purchase and installation of equipment ...........       $ 9,047,000
      Purchase of real estate ..........................                --
      Repayment of indebtedness ........................       $ 5,635,000
      Working capital ..................................       $ 3,895,000
      Temporary investments:
          Acquisitions of marketable securities
      Other purposes:
          Provision of a long-term loan to lessor ......       $   632,000
      Total ............................................       $29,690,000
                                                               -----------

* the amounts that were used for financing subsidiaries were stated as "Working Capital" in the year 2000, whereas they were stated as "Acquisition of other companies and business(es) and financing subsidiaries" in the year 2001.

ITEM 15. CONTROLS AND PROCEDURES

      Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer Eli Holtzman and Chief Financial Officer Doron Turgeman, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

      There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

ITEM 16. Reserved.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements..................................F-1

Report of Independent Auditors .............................................F-2

Consolidated Balance Sheets.................................................F-3

Consolidated Statements of Operations.......................................F-5

Statements of Changes in Shareholders' Equity...............................F-6

Consolidated Statements of Cash Flows.......................................F-7

Notes to Consolidated Financial Statements..................................F-10

Appendix to the Financial Statements .......................................F-54

ITEM 18. FINANCIAL STATEMENTS

      Not applicable.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit     Description
-------     -----------

*3.1        Memorandum of Association of the Registrant.

*3.2        Articles of Association of the Registrant.

*4.1        Specimen of Share Certificate.

*4.2 Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman.

*10.1       Employee Stock Option Plan dated June 1999 of the Registrant.

*10.2 Agreement between Poalim Properties the Registrant (Shares) Ltd., Isracard Ltd., Euronet Communications Ltd. and the Registrant dated June 1999.

*10.3 Managed Telecommunications Network Services Agreement between the Registrant and Euronet Digital Communications Ltd. dated August 18, 1998.

*10.4 Amendment to the Managed Telecommunications Network Services Agreement between the Registrant and Euronet Digital Communications Ltd. dated May 4, 1999.

*10.5 Agreement between The Ministry of Education for the State of Israel and Tadiran Information Systems effective December 1, 1997.

*10.6 Agreement between Tadiran Information Systems, Bynet Computer Communications Ltd. and the Registrant dated December 24, 1996.

**10.7 Hebrew version and an English summary of Lease Agreement between Rivka and Avraham Veron and the Registrant dated March 1999.

21          List of Subsidiaries of the Registrant

99.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3        Certification by Chief Executive Officer Pursuant to 18 U.S.C.
            Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4        Certification by Chief Financial Officer Pursuant to 18 U.S.C.
            Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------
* Previously filed as exhibit to the Registrant's Registration Statement on Form F-1, Registration No. 333-10576, and incorporated herein by reference.

** Previously filed as an exhibit to the Registrant Annual Report on Form 20-F for the year ended December 31, 2000, Commission File No. 0-30198.

                                               Internet Gold - Golden Lines Ltd.

Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

                                                                            Page

Report of Independent Auditors                                               F-2

Annual Financial Statements Adjusted for the Effect of Inflation on the Basis of the CPI for December 2002

Balance Sheets as of December 31, 2002 and 2001                              F-3

Statements of Operations for the years ended December 31, 2002,
   2001 and 2000                                                             F-5

Statement of Changes in Shareholders' Equity for the years ended
   December 31, 2002, 2001 and 2000                                          F-6

Statements of Cash Flows for the years ended December 31, 2002,
   2001 and 2000                                                             F-7

Notes to the Financial Statements                                           F-10

Report of Independent Auditors
To the Board of Directors and Shareholders of Internet Gold - Golden Lines Ltd.

We have audited the accompanying consolidated and company balance sheets of Internet Gold - Golden Lines Ltd. (hereinafter - the "Company") as of December 31, 2002 and 2001, and the related consolidated and company statements of operations, changes in shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations, the changes in shareholders' equity and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles
(GAAP) in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the consolidated results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2002 and 2001, to the extent summarized in Note 22 to the consolidated financial statements.

As explained in Note 2C, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


/s/ Somekh Chaikin
--------------------------------------
Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

February 9, 2003

Except for Note 23, as to which the date is June 30, 2003.

Balance Sheets - Consolidated and Company
--------------------------------------------------------------------------------
Adjusted to NIS of December 2002

                                                                                                                       Convenience
                                                                                                                       translation
                                                                                                                          into
                                                                                                                       US Dollars
                                                                                                                        (Note 2D)
                                                                                                                      -------------
                                                               Consolidated                      Company              Consolidated
                                                      -----------------------------   -----------------------------   -------------
                                                          As at          *As at           As at          *As at           As at
                                                       December 31     December 31     December 31     December 31     December 31
                                                          2002            2001            2002            2001            2002
                                                      -------------   -------------   -------------   -------------   -------------
                                               Note   NIS thousands   NIS thousands   NIS thousands   NIS thousands   US$ thousands
                                               ----   -------------   -------------   -------------   -------------   -------------
Current assets
Cash and cash equivalents                        3        86,780          89,304          86,675          89,302          18,320
Trade receivables, net                           4        31,804          29,889          26,588          25,900           6,714
Other receivables                                5        11,667          12,644          10,743          13,659           2,463
                                                         -------         -------         -------         -------          ------

Total current assets                                     130,251         131,837         124,006         128,861          27,497
                                                         -------         -------         -------         -------          ------

Investments
Investments in investee companies                6         4,239           4,239              32              --             895
Minority interest in a subsidiary                             --          11,996              --              --              --
Long-term loans                                  7         4,957           4,613           4,957           4,613           1,046
                                                         -------         -------         -------         -------          ------

                                                           9,196          20,848           4,989           4,613           1,941
                                                         -------         -------         -------         -------          ------

Property and equipment, net                      8        31,594          37,247          28,021          31,143           6,670
                                                         -------         -------         -------         -------          ------

Other assets and deferred charges                9         1,256           1,508             337           1,233             265
                                                         -------         -------         -------         -------          ------

Assets attributed to discontinued operations    21            --          41,268              --              --              --
                                                         -------         -------         -------         -------          ------
Total assets                                             172,297         232,708         157,353         165,850          36,373
                                                         =======         =======         =======         =======          ======

*    Reclassified due to discontinued operations.


/s/ Eli Holtzman                          /s/ Doron Turgeman
--------------------------------------    --------------------------------------
Eli Holtzman                              Doron Turgeman
Chief Executive Officer and Director      Chief Financial Officer
Date of signature:  February 9, 2003

                                               Internet Gold - Golden Lines Ltd.

--------------------------------------------------------------------------------
Adjusted to NIS of December 2002

                                                                                                                       Convenience
                                                                                                                       translation
                                                                                                                          into
                                                                                                                       US Dollars
                                                                                                                        (Note 2D)
                                                                                                                      -------------
                                                               Consolidated                      Company              Consolidated
                                                      -----------------------------   -----------------------------   -------------
                                                          As at          *As at           As at          *As at           As at
                                                       December 31     December 31     December 31     December 31     December 31
                                                          2002            2001            2002            2001            2002
                                                      -------------   -------------   -------------   -------------   -------------
                                               Note   NIS thousands   NIS thousands   NIS thousands   NIS thousands   US$ thousands
                                               ----   -------------   -------------   -------------   -------------   -------------
Liabilities
Current liabilities
Short-term bank loans                           10        10,657          42,864           3,016          18,515           2,250
Accounts payable                                11        25,384          23,568          20,400          20,403           5,359
Other payables                                  12        11,752          15,857          10,283          14,993           2,481
                                                        --------        --------        --------        --------         -------

Total current liabilities                                 47,793          82,289          33,699          53,911          10,090
                                                        --------        --------        --------        --------         -------

Long-term liabilities
Excess of liabilities over assets in
   investees                                     6        13,410              --          13,410          20,262           2,831
Long-term loans                                 13         1,356           2,855             831           2,154             286
Capital deficiency of a consolidated company
   which the Company does not intend to bear                  --            (391)             --              --              --
Deferred revenues                                            120             574             120             574              25
Liability for severance pay, net                14         3,855           3,780           3,530           3,528             814
                                                        --------        --------        --------        --------         -------

Total long-term liabilities                               18,741           6,818          17,891          26,518           3,956
                                                        --------        --------        --------        --------         -------

Liabilities attributed to discontinued
   operations                                   21            --          58,180              --              --              --
                                                        --------        --------        --------        --------         -------

Shareholders' equity Ordinary shares, NIS
   0.01 par value (501,000,000 shares
   authorized; 18,431,500 shares issued and
   fully paid as at December 31, 2002)                       201             201             201             201              42
Additional paid in capital                               219,171         219,171         219,171         219,171          46,268
Accumulated deficit                                     (113,609)       (133,951)       (113,609)       (133,951)        (23,983)
                                                        --------        --------        --------        --------         -------

Total shareholders' equity                               105,763          85,421         105,763          85,421          22,327
                                                        --------        --------        --------        --------         -------

                                                         172,297         232,708         157,353         165,850          36,373
                                                        ========        ========        ========        ========         =======

*    Reclassified due to Discontinued operations.

The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

Statements of Operations - Consolidated and Company
--------------------------------------------------------------------------------
Adjusted to NIS of December 2002

                                                                                    Consolidated
                                                                     -----------------------------------------
                                                                       Year ended   Year ended    Year ended
                                                                      December 31   December 31   December 31
                                                                         2002          2001*         2000*
                                                                     ------------   -----------   ------------
                                                              Note   NIS thousands (except for per share data)
                                                              ----   -----------------------------------------
Revenues                                                      16A       187,856       191,940       142,211
                                                                        -------       -------       -------
Costs and expenses:
Cost of revenues                                              16B       101,475       118,366        97,169
Selling and marketing expenses                                16C        37,837        52,284        74,417
General and administrative expenses                           16D        21,616        39,631        47,742
                                                                        -------       -------       -------
Total costs and expenses                                                160,928       210,281       219,328
                                                                        -------       -------       -------
Income (loss) from operations                                            26,928       (18,341)      (77,117)
Financing income, net                                         16E         2,192         7,449         3,917
Other expenses, net                                                          (2)       (2,377)          (22)
                                                                        -------       -------       -------
Net income (loss) after financing expenses                               29,118       (13,269)      (73,222)
Income tax                                                     17            --            --            --
                                                                        -------       -------       -------
Net income (loss) after income tax                                       29,118       (13,269)      (73,222)
Company's share in net loss of investees                                 (1,756)         (695)       (2,235)
Minority interest in loss of a subsidiary                                    --           981             1
Loss of a subsidiary which the Company
   does not intend to bear                                                   --           391            --
                                                                        -------       -------       -------
Net income (loss) from continued operations                              27,362       (12,592)      (75,456)
                                                                        =======       =======       =======
Net loss from discontinued operations                          21            --        (9,013)       (7,496)
Company's share in loss of a subsidiary
   from discontinued operations                                          (7,020)           --            --
                                                                        -------       -------       -------
Net income (loss)                                                        20,342       (21,605)      (82,952)
                                                                        =======       =======       =======
Income (loss) per share, basic and diluted
Net income (loss) per NIS 0.01 par value of
   shares (in NIS) from continuing operations                              1.48         (0.68)        (4.09)
                                                                        =======       =======       =======
Net income (loss) per NIS 0.01 par value of
   shares (in NIS) from discontinued operations                           (0.38)        (0.49)        (0.41)
                                                                        =======       =======       =======
Net income (loss) per NIS 0.01 par value of shares (in NIS)                1.10         (1.17)        (4.50)
                                                                        =======       =======       =======
Weighted average number of shares
   outstanding (in thousands)                                            18,432        18,432        18,432
                                                                        =======       =======       =======

                                                                                                            Convenience
                                                                                                            translation
                                                                                                          into US Dollars
                                                                                                             (Note 2D)
                                                                               Company                     Consolidated
                                                              -----------------------------------------   ---------------
                                                               Year ended    Year ended    Year ended       Year ended
                                                               December 31   December 31   December 31     December 31
                                                                   2002         2001*         2000*            2002
                                                              ------------   -----------   -----------    ---------------
                                                              NIS thousands (except for per share data)    US$ thousands
-----------------------------------------------------------   -----------------------------------------   ---------------
Revenues                                                         172,299       161,210       138,671          39,657
                                                                 -------       -------       -------          ------
Costs and expenses:
Cost of revenues                                                  87,445        87,682        82,386          21,422
Selling and marketing expenses                                    38,711        42,491        65,753           7,988
General and administrative expenses                               19,071        30,008        40,493           4,563
                                                                 -------       -------       -------          ------
Total costs and expenses                                         145,227       160,181       188,632          33,973
                                                                 -------       -------       -------          ------
Income (loss) from operations                                     27,072         1,029       (49,961)          5,684
Financing income, net                                              3,772         8,838         4,306             463
Other expenses, net                                                 (112)       (2,597)          (31)             --
                                                                 -------       -------       -------          ------
Net income (loss) after financing expenses                        30,732         7,270       (45,686)          6,147
Income tax                                                            --            --            --              --
                                                                 -------       -------       -------          ------
Net income (loss) after income tax                                30,732         7,270       (45,686)          6,147
Company's share in net loss of investees                          (3,370)      (28,875)      (37,266)           (371)
Minority interest in loss of a subsidiary                             --            --            --              --
Loss of a subsidiary which the Company
   does not intend to bear                                            --            --            --              --
                                                                 -------       -------       -------          ------
Net income (loss) from continued operations                       27,362       (21,605)      (82,952)          5,776
                                                                 =======       =======       =======          ======
Net loss from discontinued operations                                 --            --            --              --
Company's share in loss of a subsidiary
   from discontinued operations                                   (7,020)           --            --          (1,482)
                                                                 -------       -------       -------          ------
Net income (loss)                                                 20,342       (21,605)      (82,952)          4,294
                                                                 =======       =======       =======          ======
Income (loss) per share, basic and diluted
Net income (loss) per NIS 0.01 par value of
   shares (in NIS) from continuing operations                       1.48         (1.17)        (4.50)           0.31
                                                                 =======       =======       =======          ======
Net income (loss) per NIS 0.01 par value of
   shares (in NIS) from discontinued operations                    (0.38)           --            --           (0.08)
                                                                 =======       =======       =======          ======
Net income (loss) per NIS 0.01 par value of shares (in NIS)         1.10         (1.17)        (4.50)           0.23
                                                                 =======       =======       =======          ======
Weighted average number of shares
   outstanding (in thousands)                                     18,432        18,432        18,432          18,432
                                                                 =======       =======       =======          ======

*    Reclassified due to discontinued operations.

The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

Statement of Changes in Shareholders' Equity
--------------------------------------------------------------------------------
Adjusted to NIS of December 2002

                            Share capital *
                          -------------------
                          Number of                Additional     Accumulated
                            shares     Amount   paid-in capital     Deficit      Total
                          ----------   ------   ---------------   -----------   -------
                           NIS 0.01 par value                  NIS thousands
                          -------------------   ---------------------------------------
Balance as of
   January 1, 2000        18,431,500     201         219,171        (29,394)    189,978
Changes during 2000:
Net loss for the year             --      --              --        (82,952)    (82,952)
                          ----------     ---         -------       --------     -------
Balance as of
   December 31, 2000      18,431,500     201         219,171       (112,346)    107,026
Changes during 2001:

Net loss for the year             --      --              --        (21,605)    (21,605)
                          ----------     ---         -------       --------     -------
Balance as of
   December 31, 2001      18,431,500     201         219,171       (133,951)     85,421
Changes during 2002:
Net income for the year           --      --              --         20,342      20,342
                          ----------     ---         -------       --------     -------
Balance as of
   December 31, 2002      18,431,500     201         219,171       (113,609)    105,763
                          ==========     ===         =======       ========     =======

*    Number of authorized shares - 501,000,000.

The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

Statements of Cash Flows - Consolidated and Company
--------------------------------------------------------------------------------
Adjusted to NIS of December 2002

                                                                         Consolidated
                                                          ---------------------------------------
                                                          Year ended    Year ended    Year ended
                                                          December 31   December 31   December 31
                                                             2002          2001*         2000*
                                                          -----------   -----------   -----------
                                                                         NIS thousands
                                                          ---------------------------------------
Cash flows from operating activities:
Net income (loss) from continued operations                  27,362       (12,592)      (75,456)

Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating activities:
Discontinued operations                                      (7,020)           --            --
Depreciation and amortization                                15,627        20,058        16,912
Increase in liability for termination of
 employer - employee relations, net                             206           684           737
Minority interest in loss of a subsidiary                        --          (981)           (1)
Loss of a subsidiary which the Company does not
   intend to bear                                                --          (391)           --
Company's share in net loss of investees                      8,776           695         2,235
Interest on long -term loans                                   (656)         (184)           --
(Gain) loss on sale of property and equipment                   112           (95)           21
Impairment of investments                                        --         1,915            --

Changes in assets and liabilities:
Decrease/ (increase) in trade receivables                    (2,997)         (662)       (6,519)
Decrease in other receivables                                 2,023         4,737         2,771
Increase/ (decrease) in accounts payable                       (366)        2,419           236
Increase/ (decrease) in other payables                       (1,076)       (5,730)        2,271
                                                             ------       -------       -------
Net cash provided by (used in) continued
   operating Activities                                      41,991         9,873       (56,793)
Net cash used in discontinued operating activities               --       (11,520)      (16,504)
                                                             ------       -------       -------
Net cash provided by (used in) operating activities          41,991        (1,647)      (73,297)
                                                             ======       =======       =======

                                                                                                      Convenience
                                                                                                      translation
                                                                                                    into US Dollars
                                                                                                      (Note 2D)
                                                                                                    ---------------
                                                                          Company                    Consolidated
                                                          ---------------------------------------   ---------------
                                                          Year ended    Year ended    Year ended       Year ended
                                                          December 31   December 31   December 31     December 31
                                                             2002           2001*         2000*           2002
                                                          -----------   -----------   -----------   ---------------
                                                                       NIS thousands                 US$ thousands
                                                          ---------------------------------------   ---------------
Cash flows from operating activities:
Net income (loss) from continued operations                  27,362       (21,605)     (82,952)           5,776

Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating activities:
Discontinued operations                                      (7,020)           --           --           (1,482)
Depreciation and amortization                                14,016        15,390       14,052            3,298
Increase in liability for termination of
 employer - employee relations, net                               2           609          393               43
Minority interest in loss of a subsidiary                        --            --          880               --
Loss of a subsidiary which the Company does not
   intend to bear                                                              --            --              --
Company's share in net loss of investees                     10,390        28,875       37,266            1,853
Interest on long -term loans                                 (1,063)       (1,514)          --             (138)
(Gain) loss on sale of property and equipment                   112          (117)          30               24
Impairment of investments                                        --         1,878           --               --

Changes in assets and liabilities:
Decrease/ (increase) in trade receivables                      (688)        1,647       (2,263)            (633)
Decrease in other receivables                                 3,888         3,837        2,715              427
Increase/ (decrease) in accounts payable                       (688)        2,842       (6,099)             (77)
Increase/ (decrease) in other payables                       (5,164)       (7,596)       3,650             (227)
                                                             ------        ------      -------           ------
Net cash provided by (used in) continued
   operating Activities                                      41,147        24,246      (32,328)           8,864
Net cash used in discontinued operating activities               --            --           --               --
                                                             ------        ------      -------           ------
Net cash provided by (used in) operating activities          41,147        24,246      (32,328)           8,864
                                                             ======        ======      =======           ======

*    Reclassified due to discontinued operations

The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

Statements of Cash Flows - Consolidated and Company
--------------------------------------------------------------------------------
Adjusted to NIS of December 2002

                                                                               Consolidated
                                                                 ---------------------------------------
                                                                 Year ended    Year ended    Year ended
                                                                 December 31   December 31   December 31
                                                                     2002         2001*         2000*
                                                                 -----------   -----------   -----------
                                                                              NIS thousands
                                                                 ---------------------------------------
Cash flows from investing activities:
Acquisition of property and equipment                              (11,367)      (12,709)      (27,940)
Proceeds from sales of property and equipment                          253         1,252           230
(Grant) repayment of long-term loans, net                             (316)          909          (636)
Investment in investee companies                                        --          (695)       (8,385)
Investment in other assets                                          (1,068)       (1,082)       (3,423)
Payment in respect of activity acquisition                              --            --            --
Proceeds from sales (acquisitions) of marketable securities             --        53,826       (53,826)
Acquisition of a consolidated activity (Appendix A)                     --            --            --
Acquisition of a subsidiary consolidated for the
   first time (Appendix B)                                             118            --            --
Exit from consolidation of a previously consolidated
   subsidiary (Appendix C)                                              --            --            --
                                                                   -------       -------      --------
Net cash provided by (used in) continued investment activities     (12,380)       41,501       (93,980)
                                                                   -------       -------      --------
Net cash provided by (used in) discontinued operations
   investment activities                                                (1)       (4,783)      (14,535)
                                                                   -------       -------      --------
Net cash provided by (used in) investment activities               (12,381)       36,718      (108,515)
                                                                   =======       =======      ========

Cash flows from financing activities:
Changes in short-term bank loans                                   (30,559)        8,045        28,250
Receipt of long-term loans under lease agreement                        --            --         4,100
Repayment of long-term loans under lease agreement                  (1,575)       (1,955)       (1,463)
Issue of share capital, net                                             --            --            54
                                                                   -------       -------      --------
Net cash provided by (used in) continued financing
   Activities                                                      (32,134)        6,090        30,941
                                                                   -------       -------      --------
Net cash provided by (used in) discontinued operations
   financing activities                                                 --         6,557        26,682
                                                                   -------       -------      --------
Net cash provided by (used in) financing activities                (32,134)       12,647        57,623
                                                                   -------       -------      --------

                                                                                                             Convenience
                                                                                                             translation
                                                                                                           into US Dollars
                                                                                                              (Note 2D)
                                                                                                           ---------------
                                                                                 Company                    Consolidated
                                                                 ---------------------------------------   ---------------
                                                                 Year ended    Year ended    Year ended       Year ended
                                                                 December 31   December 31   December 31     December 31
                                                                     2002          2001          2000            2002
                                                                 -----------   -----------   -----------   ---------------
                                                                              NIS thousands                 US$ thousands
                                                                 ---------------------------------------   ---------------
Cash flows from investing activities:
Acquisition of property and equipment                              (10,398)       (8,646)      (23,068)        (2,400)
Proceeds from sales of property and equipment                          253           464           759             53
(Grant) repayment of long-term loans, net                             (316)          909          (636)           (66)
Investment in investee companies                                   (16,678)      (12,071)      (35,030)            --
Investment in other assets                                              --          (223)        1,242           (225)
Payment in respect of activity acquisition                              --            --            --             --
Proceeds from sales (acquisitions) of marketable securities             --        53,826       (53,826)            --
Acquisition of a consolidated activity (Appendix A)                     --            --            --             --
Acquisition of a subsidiary consolidated for the
   first time (Appendix B)                                              --            --            --             25
Exit from consolidation of a previously consolidated
   subsidiary (Appendix C)                                              --            --            --             --
                                                                   -------       -------      --------         ------
Net cash provided by (used in) continued investment activities     (27,139)       34,259      (110,559)        (2,613)
                                                                   -------       -------      --------         ------
Net cash provided by (used in) discontinued operations
   investment activities                                                --            --            --             --
                                                                   -------       -------      --------         ------
Net cash provided by (used in) investment activities               (27,139)       34,259      (110,559)        (2,613)
                                                                   =======       =======      ========         ======

Cash flows from financing activities:
Changes in short-term bank loans                                   (15,385)       (4,858)       14,297         (6,451)
Receipt of long-term loans under lease agreement                        --            --         1,310             --
Repayment of long-term loans under lease agreement                  (1,250)       (1,517)       (1,323)          (332)
Issue of share capital, net                                             --            --            --             --
                                                                   -------       -------      --------         ------
Net cash provided by (used in) continued financing
   Activities                                                      (16,635)       (6,375)       14,284         (6,783)
                                                                   -------       -------      --------         ------
Net cash provided by (used in) discontinued operations
   financing activities                                                 --            --            --             --
                                                                   -------       -------      --------         ------
Net cash provided by (used in) financing activities                (16,635)       (6,375)       14,284         (6,783)
                                                                   -------       -------      --------         ------

*    Reclassified due to discontinued operations.

The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

Statements of Cash Flows - Consolidated and Company
--------------------------------------------------------------------------------
Adjusted to NIS of December 2002

                                                               Consolidated
                                                 ---------------------------------------
                                                 Year ended    Year ended    Year ended
                                                 December 31   December 31   December 31
                                                    2002          2001          2000
                                                 -----------   -----------   -----------
                                                             NIS thousands
                                                 ---------------------------------------
Changes in cash and cash equivalents                (2,524)      47,718       (124,189)

Cash and cash equivalents at beginning of year      89,304       41,586        165,775
                                                   -------       ------       --------
Cash and cash equivalents at end of year            86,780       89,304         41,586
                                                   =======       ======       ========

Non-cash investing activities:
Accounts payable in respect of fixed assets          4,028        2,975          1,167
                                                   -------       ------       --------
Cash paid for interest, net                          1,623        5,978          1,126
                                                   =======       ======       ========

Appendix A -
Acquisition of a consolidated activity -
   reclassified to discontinued operations
Operating capital, net of cash                          --           --         (3,310)
Property and equipment, net                             --           --         (1,659)
Long term liabilities                                   --           --          4,776
Payables on account of acquisition                      --           --          4,710
Customer list                                           --           --        (11,671)
                                                   -------       ------       --------
                                                        --           --         (7,154)
                                                   =======       ======       ========
Appendix B
Acquisition of subsidiary consolidate for the
   first time
Operating capital, net of cash                         184           --             --
Property and equipment, net                           (176)          --             --
Long-term liabilities                                    4           --             --
Customer list                                          106           --             --
                                                   -------       ------       --------
                                                       118           --             --
                                                   =======       ======       ========
Appendix C -
Exit from consolidation of a previously
   consolidated subsidiary
Working capital, net of cash                       (32,344)          --             --
Property and equipment, net                         13,503           --             --
Long-term liabilities                              (12,840)          --             --
Customer list, net                                   9,823           --             --
Minority interest                                   16,940           --             --
Company's share in excess of liabilities over
   assets in investees                               4,918           --             --
                                                   -------       ------       --------
                                                        --           --             --
                                                   =======       ======       ========

                                                                                             Convenience
                                                                                             translation
                                                                                           into US Dollars
                                                                                              (Note 2D)
                                                                                           ---------------
                                                                 Company                    Consolidated
                                                 ---------------------------------------   ---------------
                                                 Year ended    Year ended    Year ended      Year ended
                                                 December 31   December 31   December 31     December 31
                                                    2002          2001          2000            2002
                                                 -----------   -----------   -----------   ---------------
                                                              NIS thousands                 US$ thousands
                                                 ---------------------------------------   ---------------
Changes in cash and cash equivalents               (2,627)        52,130      (128,603)          (532)

Cash and cash equivalents at beginning of year     89,302         37,172       165,775         18,852
                                                   ------         ------      --------         ------
Cash and cash equivalents at end of year           86,675         89,302        37,172         18,320
                                                   ======         ======      ========         ======

Non-cash investing activities:
Accounts payable in respect of fixed assets         3,291          2,606         1,086            850
                                                   ------         ------      --------         ------
Cash paid for interest, net                           494          1,711         1,126            343
                                                   ======         ======      ========         ======

Appendix A -
Acquisition of a consolidated activity - reclassified to discontinued operations

Operating capital, net of cash                         --             --            --             --
Property and equipment, net                            --             --            --             --
Long term liabilities                                  --             --            --             --
Payables on account of acquisition                     --             --            --             --
Customer list                                          --             --            --             --
                                                   ------         ------      --------         ------
                                                       --             --            --             --
                                                   ======         ======      ========         ======
Appendix B
Acquisition of subsidiary consolidate for the
   first time
Operating capital, net of cash                         --             --            --             39
Property and equipment, net                            --             --            --            (37)
Long-term liabilities                                  --             --            --              1
Customer list                                          --             --            --             22
                                                   ------         ------      --------         ------
                                                       --             --            --             25
                                                   ======         ======      ========         ======
Appendix C -
Exit from consolidation of a previously
   consolidated subsidiary
Working capital, net of cash                           --             --            --         (6,828)
Property and equipment, net                            --             --            --          2,851
Long-term liabilities                                  --             --            --         (2,711)
Customer list, net                                     --             --            --          2,074
Minority interest                                      --             --            --          3,576
Company's share in excess of liabilities over
   assets in investees                                 --             --            --          1,038
                                                   ------         ------      --------         ------
                                                       --             --            --             --
                                                   ======         ======      ========         ======

The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 1 - General

     Internet Gold - Golden Lines Ltd. (hereinafter "the Company"), was incorporated in Israel in 1992. From 1996, the Company has operated as a provider of Internet services, tailored to meet the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through portals.

     Internet Gold has been a public company since August 1999 and its Ordinary shares, currently trade on the Nasdaq SmallCap market.

Note 2 - Significant Accounting Policies

     A.   Basis of preparation of financial statements

     These financial statements are prepared in accordance with generally accepted accounting principles in Israel. See Note 22 for a reconciliation to generally accepted accounting principles in the United States.

     B.   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     C.   Financial statements in adjusted New Israeli Shekels (NIS)

     1. The financial statements have been prepared on the basis of historical cost adjusted for changes in the general purchasing power of the New Israeli Shekel. The adjustment, in accordance with Opinions No. 36 and 50 of the Institute of Certified Public Accountants in Israel (ICPAI), expresses the financial data in adjusted NIS of identical purchasing power.

          The adjusted value of non-monetary assets represents their historical cost adjusted for changes in the general purchasing power of the Israel currency and does not necessarily represent their fair value to the Company.

          In these financial statements the term "cost" refers to the adjusted cost, unless otherwise indicated.
          Comparative data for the previous periods have been adjusted to NIS of December 2002.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

     C.   Financial statements in adjusted New Israeli Shekels (NIS) (cont'd)

     2.   Balance sheet:

          Non-monetary items (property and equipment, prepaid expenses, deferred revenue) have been adjusted for the changes in the Israeli Consumer Price Index (hereinafter - "the Index") as known at the date of the transaction, to the Index published for the balance sheet date.

          Monetary items are stated at their monetary value.

     3.   Statement of operations:

          Income and expenses arising from non-monetary items (depreciation, changes in prepaid expenses and deferred revenue) have been adjusted based on specific indices corresponding to the appropriate balance sheet items.

          Other income and expense items, except for financing expenses, have been adjusted on the basis of the change in the Index from the transaction date until the balance sheet date.

          Net financial expenses are expressed in real terms and include the devaluation of monetary balances, as well as adjustment differentials which result from the aforementioned adjustment of the financial statements.

     D.   Convenience translation

     For the convenience of the reader, the adjusted NIS figures of December 31, 2002 have been presented in U.S. Dollars thousands, translated at the representative rate of exchange as of December 31, 2002 (NIS 4.737 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter - $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

     E.   Principles of consolidation

     The consolidated financial statements include those of the Company and all its subsidiary companies. All material intercompany transactions and balances have been eliminated.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

     F.   Exchange rate and Consumer Price Index data

     1. Assets and liabilities which are linked to foreign currency are presented on the basis of the representative rate of exchange of the currency prevailing at the balance sheet date.

          Balances which are linked to the Index are presented on the basis of the last Index published prior to the balance sheet date or on the basis of the first Index published subsequent to the balance sheet date, based on the terms of the applicable transactions.

          Income and expenses denominated in foreign currency are recorded according to the representative rate of exchange prevailing at the time the transactions were effected.

          Exchange gains and losses are included in the statement of operations.

     2. Representative rates of exchange (as published by the Bank of Israel) and Consumer Price Indices (as published by the Israeli Central Bureau of Statistics) are as follows:

                                                        Exchange     Consumer
                                                          ate         Price
                                                        of the $      Index
                                                        --------   -------------

          As of December 31, 2000                        4.041     168.53 points
          As of December 31, 2001                        4.416     170.91 points
          As of December 31, 2002                        4.737     182.01 points

          Changes during the:
          Year ended December 31, 2000                   (2.70%)              0%
          Year ended December 31, 2001                    9.28%            1.41%
          Year ended December 31, 2002                    7.27%            6.49%

     G.   Cash and cash equivalents

     The Company considers as cash equivalents all highly-liquid investments, including short-term bank deposits with an original maturity of three months or less, which are not encumbered by a lien.

     H.   Allowance for doubtful accounts

     The allowance for doubtful accounts represents management's estimate of the aged receivable balance considered uncollectible, based on past experience.

     I.   Deferred charges

     The Company defers costs incurred relating to the expansion of customer base by long-term contracts granting the customers incentives such as PCs, fax machines, etc. The Company amortizes such costs over the term of the agreement. The Company presents the long-term deferred charges net of current maturities which were presented as prepaid expenses.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

     J.   Inventory

     Inventories, which consist of merchandise, are stated at the lower of cost or fair market value.

     K.   Property and equipment

     Property and equipment are stated at cost.

     Depreciation is calculated using the straight-line method, over the assets estimated useful lives.

     Annual depreciation rates are as follows:

                                                                            %
                                                                         -------

     Network equipment and computers                                     25 - 33
     Motor vehicles                                                           15
     Furniture and office equipment                                       6 - 15
     Leasehold improvements                                                   10

     The cost of maintenance and repairs is charged to expenses as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

     L.   Customer list

     During the year 2000, "Gold Trade," an affiliated company, purchased the activity of "Best Deal", a mail order catalog company. All of the consideration was attributed to a customer list and it was amortized at first, in equal amounts over ten years commencing on the acquisition date, and according to the management estimates.

     According to Israeli GAAP as prescribed in Accounting Standard 15, the affiliated company impaired the customer list to its carrying value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life term.

     In the past, the affiliated company titled this asset as goodwill since there was no distinction between the titles. Under the U.S. GAAP, the affiliated company cannot reclassify intangible assets derived from acquisitions unless it meets certain criteria stipulated in EITF D-100. Since this asset is considered to be goodwill under U.S. GAAP it was assessed for impairment upon the adoption of SFAS 142 on January 1, 2002. In June, upon the affiliated company's decision to discontinue the catalog business, a reassessment was performed on the goodwill which resulted in an impairment. In accordance with the said test the affiliated company identified that the reporting unit to which the goodwill is attributed was fully impaired.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

     M.   Revenue recognition

     Most of the Company's revenues are derived from Internet access. These revenues are recognized ratably over the period that services are provided. Other revenues include website hosting, electronic commerce and advertising revenues. Revenues from website hosting are recognized as the services are performed. Electronic commerce and "After sale" activity revenues are recognized as the services are performed or when the goods are delivered, as applicable. Advertising revenues are recognized on a straight-line basis over the term of the contract.

     N.   Income taxes

     Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled.

     The tax effect of the tax loss carryforward is recorded as a deferred tax asset. The Company commenced operations as an Internet services provider in 1996 and has recorded losses until 2001 due to significant competition which resulted in a decrease in access charges and expensive penetration costs, consequently a valuation allowance has been provided for the full amount of the net tax asset.

     In the reporting period, the Company has reported profits and utilized a portion of the tax loss carryforward but, due to the uncertainty inherent in the intense competition in the market which has developed in recent months, the Company's management cannot evaluate the possibility of utilizing the tax asset in the foreseeable future. Therefore, a valuation allowance has been provided to the full amount of these losses.

     O.   Special content web sites

     Certain costs relating to self construction of special content web-sites have been capitalized according to EITF-00-02 and amortized over a period of 18 months from completion of construction. Such capitalized costs are presented as part of other assets.

     P.   Financial instruments

     The financial statements include disclosure relating to the fair value of financial instruments.

     With regard to current financial assets and liabilities and long-term liabilities, there is no material difference between the value recorded in the Company's books of account and their fair value.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

     Q.   Income (loss) per share

     Income (loss) per share is computed based on the weighted average number of shares outstanding during each period not including share options granted in accordance with Opinion No. 55 of the ICPAI.

     R. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Decline in Value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

          The Standard applies to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "from hereon" method, however a loss from decline in value of an asset, in the amount of the difference between the book value on the commencement date of the Standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category "cumulative effect as at beginning of the year of change in accounting method" if and only if, the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than the book value.

          The affiliated company adopted the Standard and it had no impact on its operations since the write down of the client list has been recorded prior to its release.

     S.   Segments report

     Segments report is represented according to Accounting Standard No. 11.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

     T. Disclosure of the effect of new accounting standards in the pre-application period

     1. Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard, commencing January 1, 2003, the adjustment of financial statements will be discontinued.

          During December 2002, the Israel Accounting Standards Board published Accounting Standard No. 17 which determines that the implementation of Accounting Standard No. 12 will be deferred to January 1, 2004.

          Consequently, up to December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003, will constitute the starting point for the nominal financial report as of January 1, 2004. The extent of the effect of implementation of the Standard depends on the rate of inflation and the financing sources of the company. The Company is evaluating the impact Accounting Standard No. 12 may have on its future consolidated financial statements.

     2. Accounting Standard No. 13 on "Effect of Changes in Exchange Rate of Foreign Currency". The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity and replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect. This standard will apply to financial statements for periods beginning after December 31, 2003. The adoption of Accounting Standard No. 13 has no effect on the consolidated financial statements.

     3. In August 2002, the Israel Accounting Standards Board published Standard No. 14, "Interim Financial Reporting".

          The standard prescribes the minimum content of an interim financial report, including the disclosure required in the notes, and also prescribes the accounting recognition and measurement principles that should be applied in an interim financial report.

          Standard No. 14 will become effective for financial statements covering periods beginning on or after January 1, 2003. The Company is evaluating whether the standard applies to it and, if so, the management is evaluating the impact Accounting Standard No. 14 may have on its future consolidated financial statements.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

     T. Disclosure of the effect of new accounting standards in the pre-application period (cont'd)

     4. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Decline in Value of Assets" (see Note 2-R).

Note 3 - Cash and Cash Equivalents

     The Company holds its available funds in US$ dollar short-term deposit bearing interest rate ranging 1.5% - 2.1%.

Note 4 - Trade Receivables, Net

     Trade receivables consist of:

                                                 Consolidated                  Company
                                          -------------------------   -------------------------
                                             As at         As at         As at         As at
                                          December 31   December 31   December 31   December 31
                                              2002          2001          2002          2001
                                          -----------   -----------   -----------   -----------
     Open accounts and accrued revenues     26,971        22,542        20,633        18,885
     Checks, debit orders and credit
        cards receivable                    12,212        13,791        11,987        12,540
                                            ------        ------        ------        ------
                                            39,183        36,333        32,620        31,425

     Allowance for doubtful accounts        (7,379)       (6,444)       (6,032)       (5,525)
                                            ------        ------        ------        ------

                                            31,804        29,889        26,588        25,900
                                            ======        ======        ======        ======

Changes in the allowance for doubtful accounts were as follows:

                                       Consolidated   Company
                                       ------------   -------
     Balance as of December 31, 2000       3,640       3,387
     Net increase during 2001              2,804       2,138
                                           -----       -----

     Balance as of December 31, 2001       6,444       5,525
     Net increase during 2002                935         507
                                           -----       -----

     Balance as of December 31, 2002       7,379       6,032
                                           =====       =====

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 5 - Other Receivables

     Other receivables consist of:

                                                    Consolidated               Company
                                            -------------------------   -------------------------
                                               As at         As at         As at         As at
                                            December 31   December 31   December 31   December 31
                                               2002          2001          2002          2001
                                            -----------   -----------   -----------   -----------
     Prepaid expenses                           5,576         9,821         5,453         9,797
     Related parties (see Note 18)              4,407         1,503         3,686         2,657
     Current maturities of long-term loan       1,154           902         1,154           902
     Other                                        530           418           450           303
                                               ------        ------        ------        ------

                                               11,667        12,644        10,743        13,659
                                               ======        ======        ======        ======

Note 6 - Investments in Investee Companies

     A. During the year 2000 the Company established subsidiaries and invested in affiliated companies, as follows:

     (1)  Gold Trade Ltd. (GT)

          GT is an independent company jointly owned by Internet Gold (46.34%) and a number of Israel's most prominent corporations. GT provides a variety of online shopping and transactional opportunities directly to the consumers. GT's primary e-commerce activity, the P1000 Mega-Mall, was launched on June 30, 2000. At the end of 2001, GT has shifted its e-commerce activity to a tender site. As such, this activity is based on commission of about 7% of sales. The revenue is recorded on a net basis. GT purchased the activity of "Best Deal", a mail order catalog company, for the sum of US$2.6 million on May 31, 2000. All of the consideration was attributed to the customer list. In addition, the sellers received 6% of the shares of GT for no consideration. Most of GT's revenues were derived from the catalog activity.

          In February 2002, GT shareholders signed a supplemental appendix to the shareholders' agreement, according to which the composition of the board of directors has changed, therefore, the Company ceased thereafter to consolidate GT in its financial statements.

          The Company recorded its share of GT's losses amounting to NIS 8.8 million in 2002 (NIS 10.7 million in 2001).

          GT management decided to cease importing products from the Far East for sale through GT's self produced catalogues, mailed to its customer list, which constituted the "Best Deal" activity. Therefore, the Company reclassified all figures related to this activity as discontinued operations.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 6 - Investments in Investee Companies

     A.   (cont'd)

     (2)  MSN Israel Ltd. (MSN)

          MSN Israel was established in April 2000, and is an independent company jointly owned by Internet Gold (50.1%) and The Microsoft Corporation (49.9%). This portal, with the same look and feel as MSN Worldwide, uniquely combines leading Israeli content and e-commerce providers and integrates with Microsoft's leading network services such as Messenger, Hotmail (in Hebrew), Passport and Web Communities offering local users access to the most advanced online Internet services in the world. This portal constitutes the first step toward realizing the vision of an "everyday web" in Israel.

          The consolidated financial statements include those of MSN. The Company recorded its share of MSN's losses amounting to NIS 5.9 million in 2002 (NIS 12.2 million in 2001). The Company has an obligation to finance losses of MSN Israel up to US$ 10 million, therefore, the Company is recording 100% of MSN's losses. The Company has already financed as of balance date around $ 6million.

          MSN has exercised an option to obtain 50% of the portal "Start" for no immediate consideration but is obligated to pay royalties to the other shareholder at the amount of 20% of the revenues of "Start" for a period of 36 months. Minimum payment per month is $8 thousand. MSN paid in 2002 the sum of NIS 510.

     (3)  Internet Gold International Ltd. (IGI)

          Established in January 2000, as a wholly owned subsidiary of Internet Gold, with a goal of becoming a regional Internet Group. IGI's strategy included acquiring and partnering with local Internet Service Providers, IT companies and Media Groups in emerging markets. Currently, IGI holds a minority interest in an Internet Group in Greece (the investment, of US$ 1 million, is recorded on cost basis) and operates an international ISP services to customers outside Israel. The Company recorded its share of IGI's profits amounting to NIS 1.2 million in 2002 (losses of NIS 3.9 million in 2001). The Company's investment in IGI is in the form of a nominal non-interest bearing capital note plus loans amounting NIS 8 million.

     (4)  Gold Mind Ltd. (GM)

          Established in January 2000, as a wholly owned subsidiary, the company had two major activities: developing Internet content ventures, and site construction utilizing a variety of technologies, ranging from sites drawing upon the most widespread technologies to databases updated online. The site construction activity has been shut down. Gold Mind is currently engaged in virtual magazine sales. The Company recorded its share of GM's profits amounting to NIS 3 million in 2002 (losses of NIS 1.6 million in 2001).

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 6 - Investments in Investee Companies (cont'd)

                                                   Consolidated                 Company
                                            -------------------------   -------------------------
                                               As at         As at         As at         As at
                                            December 31   December 31   December 31   December 31
                                               2002          2001          2002          2001
                                            -----------   -----------   -----------   -----------
          B.   Excess of liabilities over
                  assets in subsidiaries
               Consists of the following:
               Cost of shares                    --            --              57            57
               Accumulated losses                --            --         (47,457)      (63,155)
                                                ---           ---         -------       -------
                                                 --            --         (47,400)      (63,098)
               Loans                             --            --          47,432        42,836
                                                ---           ---         -------       -------

                                                 --            --              32       (20,262)
                                                ===           ===         =======       =======

          C.   Investments in
                  investee companies:
               Cost of shares                   16,613         4,239        12,374            --
                                               -------         -----       -------        ------
               Accumulated losses              (25,784)           --       (25,784)           --
                                               =======         =====       =======        ======

               Part of investments              (9,171)        4,239       (13,410)           --
                                               =======         =====       =======        ======

               Presented as active               4,239         4,239            32            --
                                               =======         =====       =======        ======

               Presented as part of long-
                  term liabilities              13,410            --        13,410        20,262
                                               =======         =====       =======        ======

Note 7 - Long-Term Loan

     The loan is in U.S. dollars, with interest calculated at LIBOR + 2.25% p.a. (See Note 15G).

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 8 - Property and Equipment, Net

     Property and equipment consist of:

     A.   Consolidated

                                      Network
                                   equipment and     Furniture and        Motor        Leasehold
                                     computers     office equipment   vehicles (1)   improvements    Total
                                   -------------   ----------------   ------------   ------------   -------
     Cost:
     As at December 31, 2001          61,702            12,383            8,524          9,881       92,490
     Additions                         8,794             3,581               --            403       12,778
     Cost of assets from a newly
        consolidated subsidiary          386                68               --              8          462
     Disposals                        (1,492)              (96)            (437)            --       (2,025)
     Disposals from a previously
        consolidated subsidiary       (2,262)             (165)            (289)          (670)      (3,386)
                                      ------            ------            -----          -----      -------
     As at December 31, 2002          67,128            15,771            7,798          9,622      100,319
                                      ======            ======            =====          =====      =======
     Depreciation:
     As at December 31, 2001          42,033             4,339            3,168          5,703       55,243
     Depreciation for the year         9,923             2,738            1,172          1,282       15,115
     Depreciation from a newly
        consolidated subsidiary          265                13               --              8          286
     Disposals                        (1,358)              (48)            (254)            --       (1,660)
     Disposals from a previously
        consolidated subsidiary         (167)              (21)             (33)           (38)        (259)
                                      ------            ------            -----          -----      -------
     As at December 31, 2002          50,696             7,021            4,053          6,955       68,725
                                      ======            ======            =====          =====      =======
     Property and equipment, net
     As at December 31, 2002          16,432             8,750            3,745          2,667       31,594
                                      ======            ======            =====          =====      =======
     As at December 31, 2001          19,669             8,044            5,356          4,178       37,247
                                      ======            ======            =====          =====      =======

     (1) Includes cost of motor vehicles under financial lease agreements totaling NIS 7,719 as of December 31, 2002 (NIS 7,744 as of December 31, 2001). Liens have been placed on such vehicles, in favor of the lessor.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 8 - Property and Equipment, Net (cont'd)

     B.   Company

                                      Network
                                   equipment and     Furniture and       Motor       Leasehold
                                     computers     office equipment   vehicles *   improvements    Total
                                   -------------   ----------------   ----------   ------------   ------
     As at December 31, 2001          56,668            12,106          6,727          9,129      84,630
     Additions                         7,159             3,581             --            343      11,083
     Disposals                        (1,492)              (96)          (437)            --      (2,025)
                                      ------            ------          -----          -----      ------

     As at December 31, 2002          62,335            15,591          6,290          9,472      93,688
                                      ======            ======          =====          =====      ======

     Depreciation:
     As at December 31, 2001          40,799             4,310          2,761          5,617      53,487
     Depreciation for the year         8,919             2,731            947          1,243      13,840
     Disposals                        (1,358)              (48)          (254)            --      (1,660)
                                      ------            ------          -----          -----      ------

     As at December 31, 2002          48,360             6,993          3,454          6,860      65,667
                                      ======            ======          =====          =====      ======

     Property and equipment, net
     As at December 31, 2002          13,975             8,598          2,836          2,612      28,021
                                      ======            ======          =====          =====      ======

     As at December 31, 2001          15,869             7,796          3,966          3,512      31,143
                                      ======            ======          =====          =====      ======

     * Includes cost of motor vehicles under financial lease agreements totaling NIS 6,280 as of December 31, 2002 (NIS 6,717 as of December 31, 2001). Liens have been placed on such vehicles, in favor of the lessor.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 9 - Other Assets and Deferred Charges

     Consists of:

                                                              Consolidated                   Company
                                                        -------------------------   -------------------------
                                                           As at         As at         As at         As at
                                                        December 31   December 31   December 31   December 31
                                                           2002          2001          2002          2001
                                                        -----------   -----------   -----------   -----------
     Web site construction for self use (see Note 2O)      4,649         5,746          223            223
     Amortization of web sites                            (3,737)       (5,285)        (213)           (37)
                                                          ------        ------         ----          -----
                                                             912           461           10            186
                                                          ------        ------         ----          -----

     Deferred charges (see Note 2I)                          344         1,047          327          1,047
                                                          ------        ------         ----          -----

                                                           1,256         1,508          337          1,233
                                                          ======        ======         ====          =====

Note 10 - Short-Term Bank Loans

     Short-term loans and credit from banks consist of:

                                                              Consolidated                   Company
                                                        -------------------------   -------------------------
                                                           As at         As at         As at         As at
                                                        December 31   December 31   December 31   December 31
                                                           2002          2001          2002          2001
                                                        -----------   -----------   -----------   -----------
     Short-term loans at Prime*                             9,168        41,342        1,783         17,168
     Current maturities of long-term loans                  1,489         1,522        1,233          1,347
                                                           ------        ------        -----         ------

                                                           10,657        42,864        3,016         18,515
                                                           ======        ======        =====         ======

     * The Prime rate as of December 31, 2002 was 10.4% (December 31, 2001 - 5.3%).

     See Note 15E with regard to bank guarantees.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 11 - Accounts Payable

                                            Consolidated                   Company
                                      -------------------------   -------------------------
                                         As at         As at         As at         As at
                                      December 31   December 31   December 31   December 31
                                         2002          2001          2002          2001
                                      -----------   -----------   -----------   -----------
     Trade payables - open account       14,357        14,018        11,584        12,227
     Trade payables abroad                1,922         1,599         1,922         1,553
     Checks payable                       3,477         2,476         1,996         1,896
     Accrued expenses                     5,628         5,475         4,898         4,727
                                         ------        ------        ------        ------

                                         25,384        23,568        20,400        20,403
                                         ======        ======        ======        ======

Note 12 - Other Payables

     Other payables consist of:

                                            Consolidated                   Company
                                      -------------------------   -------------------------
                                         As at         As at         As at         As at
                                      December 31   December 31   December 31   December 31
                                         2002          2001          2002          2001
                                      -----------   -----------   -----------   -----------
     Employees and payroll accruals       4,346         5,434         3,789         4,332
     Related parties (see Note 18)        1,479            52         1,524         2,136
     Liability for vacation and
        recreation pay                    1,377         2,099         1,191         1,706
     Deferred revenues                    1,700         5,680           960         5,223
     Other                                2,850         2,592         2,819         1,596
                                         ------        ------        ------        ------

                                         11,752        15,857        10,283        14,993
                                         ======        ======        ======        ======

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 13 - Long-Term Loans

     Long-term loans are as follows:

                                                       Consolidated                   Company
                                                 -------------------------   -------------------------
                                                    As at         As at         As at         As at
                                                 December 31   December 31   December 31   December 31
                                 Interest rate      2002          2001          2002          2001
                                 -------------   -----------   -----------   -----------   -----------
     Capital lease obligations
        (linked to the index)      5.0% - 7.0%      2,845         4,399         2,064         3,501
     Less:  current maturities                     (1,489)       (1,544)       (1,233)       (1,347)
                                                   ------        ------        ------        ------

                                                    1,356         2,855           831         2,154
                                                   ======        ======        ======        ======

     Amortization of assets held under capital leases is included as part of depreciation expenses.

     Aggregate maturities are as follows:

                                                     As at
                                                  December 3
                                                     2002
                                                  ----------
     2003                                           1,489
                                                    =====

     2004                                           1,047
     2005                                             309
                                                    -----

                                                    1,356
                                                    =====

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 14 - Liability for Severance Pay, Net

     The Company's liability for termination of employer-employee relations is computed according to Israeli Labor Law on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is partially covered by deposits in executive insurance policies at insurance companies.

     The Company's net liabilities disclosed in the balance sheet represent the balance of the liability not funded as above:

                                          Consolidated                  Company
                                   -------------------------   -------------------------
                                      As at         As at         As at         As at
                                   December 31   December 31   December 31   December 31
                                       2002          2001          2002          2001
                                   -----------   -----------   -----------   -----------
     Liability for severance pay      7,932         6,914         7,220         6,412
     Less: amounts funded            (4,077)       (3,134)       (3,690)       (2,884)
                                     ------        ------        ------        ------
                                      3,855         3,780         3,530         3,528
                                     ======        ======        ======        ======

     The expenses in respect to severance pay for the years ended December 31, 2002, 2001 and 2000 are NIS 1,831 (Company - NIS 1,705) NIS 984 (Company -
     NIS 559) and NIS 2,109 (Company - NIS 1,750), respectively.

Note 15 - Guarantees, Commitments and Contingent Liabilities

     A.   License and regulations

     1. The Company has received a license from the Ministry of Communications in Israel, (hereinafter "MOC") which was renewed on January 24, 2002 for a period of five years. The license grants the Company the right to provide Internet and related services, subject to several conditions mentioned in the license.

          Under the Telecommunications Law, the MOC is entitled to amend the conditions of the license based upon various considerations such as government policy and public interest. The MOC is also entitled to cancel the license if the Company fails to comply with the terms of the license.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 - Guarantees, Commitments and Contingent Liabilities (cont'd)

     A.   License and regulations (cont'd)

          2. The Company expects to face competition in the future from companies that provide connections to consumers' homes, such as telecommunications providers, digital broadcast satellite (hereinafter - "DBS") providers and cable television companies as well as wireless communication companies.

               During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in price reductions by all ISPs. Due to this market environment, the Company adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control over expenses.

               The Company expects that the competition in the Internet industry will intensify, which, along with possible regulatory changes, may have an adverse effect on revenues and profitability.

               In addition, during 2002, the cable television companies received a license to operate as an ISP.

     B. A lawsuit has been filed against the Company by one of its suppliers concerning data communication services, claiming that the Company has breached the contracts between them by their unilateral early termination. The lawsuit seeks damages of NIS 3.5 million of which about NIS 1.4 million relates to loss of revenues and profits during the year 2000 and the rest to services rendered and revenues and profits according to the claim in 1999. Some amounts of the claim are not in dispute and the Company accounted for them in the course of business. The Company's management, after consulting with its legal consultants, is of the opinion that the position of the Company is fairly well established. Therefore the Company has provided just for the legal consult expenses.

     C. In March 2000, an action was filed against the Company. Moreover, a request was submitted to recognize it as a class action. The action concerned policy charges for hours of connection to the Internet by private subscribers. After negotiations with the plaintiff for a compromise, the company paid an amount of NIS 630 and was obligated to compensate private subscribers who had been overcharged. As at December 2002, the provision was reduced to NIS 300, according to management's assessment.

     D. In April 2001, a lawsuit was filed against the Company by an Israeli e-commerce company. The plaintiff claims that the Company failed to comply with an agreement to establish an e-commerce web site on time. The claim is in the amount of NIS 1.2 million. Company's management , based on the opinion of legal counsel, has made a provision in the sum of NIS 300.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 - Guarantees, Commitments and Contingent Liabilities (cont'd)

     E. The Company has granted bank performance guarantees which amount to approximately NIS 772 (Company - NIS 772) as of December 31, 2002. This amount represents the maximum undiscounted exposure to the Company. The carrying value of these guarantee is zero.

     F. Subsequent to the balance sheet date, the Company entered a commitment to purchase network equipment amounting to approximately NIS 1,300.

     G. The Company leases office premises of 3,500 sq. m. for periods of up to ten years with a renewal option for an additional ten years. Future annual rental expenses under the agreement are approximately NIS 2,203 linked to the rate of exchange of the U.S. Dollar.

          In connection with the lease agreement, the Company has committed to provide the lessor with a loan of up to US$ 1,599 thousand (approximately NIS 7,574 thousand) for completion of the building construction. The loan will be repaid by means of an offset from the Company's monthly lease payments. A secondary lien on the building has been registered in the Company's name to secure the loan.

          The Company's support department, rented from a related party, is located in a 500 square meters office in Ramat-Gan, Israel. The lease terminates in February 2004 and is subject to annual renewals. The facilities are leased from Eurocom Holdings. (see Note 18A).

          In addition, the Company's subsidiaries entered into agreements for the lease of office premises of 325 sq. m. Future monthly rent for all the facilities leased by the Company and its subsidiaries is NIS 242 (US$ 51).

          The Company has also entered into lease agreements for several sites at which part of the communications equipment is located.

          Future minimum lease payments are as follows (assuming renewal options will not be exercised):

                                                     As of
                                                  December 31
                                                      2002
                                                  -----------
          2003                                       2,908
          2004                                       2,788
          2005                                       2,419
          2006                                       2,419
          2007                                       2,419

          Rental expenses were NIS 2,564 (Company - NIS 2,327), NIS 3,802 (Company - NIS 2,282) and NIS 2,759 (Company - NIS 1,893), for the years ended December 31, 2002, 2001 and 2000, respectively.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 - Guarantees, Commitments and Contingent Liabilities (cont'd)

     H.   The amount of liabilities which are secured by liens is:

                                        Consolidated     Company
                                        ------------   -----------
                                            As of         As of
                                         December 31   December 31
                                            2002           2002
                                        ------------   -----------
     Short-term loans and bank credit      10,657         3,016
     Long-term loans                        1,356           831
                                           ------         -----
                                           12,013         3,847
                                           ======         =====

          A floating lien has been placed on all the assets of the Company to secure the said liabilities.

     I. From time to time, claims arising from the normal course of business are brought against the Company. In the opinion of management, based on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

     J. The Company is party to an agreement with certain third parties for the development of infrastructure and systems to provide ISP services to Israeli schools and other educational institutions. The original term of the engagement ended in May 2001 and the engagement was renewed until December 2002. The scope of this project is expected to decrease significantly since the Ministry of Education did not renew the contract.

          The Company's net earning from this project was NIS 4,209 (NIS 3,006 in 2001).

     K. The Board of Directors has resolved to indemnify the directors and officers of the Company in respect of damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors' and officers' liability insurance (see also Note 18A(f) below).

     L. The Company established with Microsoft an Israeli subsidiary: MSN Israel. The Company holds 50.1% of MSN Israel shares. The Company has an obligation to finance losses of MSN Israel up to US$ 10 million, therefore, the Company is recording 100% of MSN's losses. The accumulated deficit of MSN Israel as at December 31, 2002 is NIS 32 million (US$ 6.8 million).

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 16 - Additional Statement of Operations Data

     A.   Revenues

     Revenues consist of:

                                      Consolidated                              Company
                       ---------------------------------------   ---------------------------------------
                        Year ended    Year ended    Year ended    Year ended    Year ended    Year ended
                       December 31   December 31   December 31   December 31   December 31   December 31
                           2002          2001          2000          2002          2001          2000
                       -----------   -----------   -----------   -----------   -----------   -----------
     Access revenues     159,338       142,536       122,150       156,930       142,536       122,150
     Other revenues       28,518        49,404        20,061        15,369        18,674        16,521
                         -------       -------       -------       -------       -------       -------
                         187,856       191,940       142,211       172,299       161,210       138,671
                         =======       =======       =======       =======       =======       =======

     B.   Cost of revenues

     Cost of revenues consists of:

                                           Consolidated                                 Company
                              ---------------------------------------   ---------------------------------------
                               Year ended    Year ended    Year ended    Year ended    Year ended    Year ended
                              December 31   December 31   December 31   December 31   December 31   December 31
                                  2002          2001          2000          2002          2001          2000
                              -----------   -----------   -----------   -----------   -----------   -----------
     Communication services      42,434        42,356        33,772        42,445        42,691        34,108
     Cost of goods sold           5,730        19,625         6,076         5,730         5,805         6,076
                                -------       -------        ------        ------        ------        ------
                                 48,164        61,981        39,848        48,175        48,496        40,184
     Salaries and related
       expenses                  25,651        26,848        29,524        22,344        23,119        22,954
     Depreciation                11,585        15,255        13,001         9,858        11,073        10,186
     Other                       16,075        14,282        14,796         7,068         4,994         9,062
                                -------       -------        ------        ------        ------        ------
                                101,475       118,366        97,169        87,445        87,682        82,386
                                =======       =======        ======        ======        ======        ======

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 16 - Additional Statement of Operations Data (cont'd)

     C.   Selling and marketing expenses

                                               Consolidated                                Company
                                 ---------------------------------------   ---------------------------------------
                                  Year ended    Year ended    Year ended    Year ended    Year ended    Year ended
                                 December 31   December 31   December 31   December 31   December 31   December 31
                                     2002          2001          2000          2002          2001          2000
                                 -----------   -----------   -----------   -----------   -----------   -----------
     Advertising and marketing
       expenses                      13,964       19,698        43,338        16,573        16,747        34,546
     Salaries and related
       expenses                      21,176       26,280        23,549        19,727        19,827        23,533
     Other                            2,697        6,306         7,530         2,411         5,917         7,674
                                     ------       ------        ------        ------        ------        ------
                                     37,837       52,284        74,417        38,711        42,491        65,753
                                     ======       ======        ======        ======        ======        ======

     D.   General and administrative expenses

                                               Consolidated                                Company
                                 ---------------------------------------   ---------------------------------------
                                  Year ended    Year ended    Year ended    Year ended    Year ended    Year ended
                                 December 31   December 31   December 31   December 31   December 31   December 31
                                     2002          2001         2000          2002          2001          2000
                                 -----------   -----------   -----------   -----------   -----------   -----------
                                                                NIS thousands
                                 ---------------------------------------------------------------------------------
     Professional fees              2,829         2,317         7,479         2,423         1,757         6,830
     Salaries and related
        expenses                    8,091        22,274        23,070         7,152        16,074        18,439
     Postal and communication
        expenses                    2,270         3,074         3,290         2,346         2,768         3,100
     Provision for doubtful
        debts                       1,979         3,582         1,057         1,643         2,702           830
     Legal reserve                   (616)          245         2,087          (616)          332         1,962
     Depreciation                   1,654         1,935         3,128         1,569         1,696         3,081
     Office maintenance and
        rent                        4,000         4,539         3,480         3,586         4,016         3,580
     Other                          1,409         1,665         4,151           968           663         2,671
                                   ------        ------        ------        ------        ------        ------
                                   21,616        39,631        47,742        19,071        30,008        40,493
                                   ======        ======        ======        ======        ======        ======

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 16 - Additional Statement of Operations Data (cont'd)

     E.   Financing income, net

     Financing income, net, consists of:

                                          Consolidated                               Company
                            ---------------------------------------   ---------------------------------------
                             Year ended   Year ended    Year ended     Year ended    Year ended   Year ended
                            December 31   December 31   December 31   December 31   December 31   December 31
                                2002         2001          2000           2002          2001           2000
                            -----------   -----------   -----------   -----------   -----------   -----------
     Interest expense
         on short-term
         loans from banks
         and others             (350)       (11,056)      (13,293)        (501)         (857)       (5,724)
     Interest and
        other income on
        short-term bank
        deposits               1,888         17,685        17,585        1,950         9,624        10,272
     Interest expense
        (income) on
        long-term
        loans, net              (383)           733          (236)        (274)          568            --
     Other, mainly
        derived from
        devaluation of
        trade
        receivables and
        trade payables         1,037             87          (139)       2,597          (497)         (242)
                               -----        -------       -------        -----         -----        ------
                               2,192          7,449         3,917        3,772         8,838         4,306
                               =====        =======       =======        =====         =====        ======

Note 17 - Income Taxes

     A. Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985, in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Index. Income is taxed at the regular corporate tax rate - 36%.

     B. The Company has received final tax assessments up to and including the 1998 tax year.

     C. The Company has an operating loss carryforward for tax purposes, as of December 31, 2002 of approximately NIS 88 million Consolidated (Company - NIS 39 million). The operating loss carryforward is linked to the Index and has no expiry date.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 17 - Income Taxes (cont'd)

     D.   Reconciliation of income tax expense:

     A reconciliation of the theoretical tax expense computed on the pre-tax income (loss) at the statutory tax rate and the actual income tax provision is as follows:

                                        Consolidated                              Company
                          ---------------------------------------   ---------------------------------------
                           Year ended   Year ended    Year ended    Year ended    Year ended    Year ended
                          December 31   December 31   December 31   December 31   December 31   December 31
                             2002          2001          2000          2002          2001          2000
                          -----------   -----------   -----------   -----------   -----------   -----------
     Income (loss)
        before income
        taxes as per
        income
        statements           29,118       (13,269)      (73,222)       30,732         7,270       (45,686)
     Loss from
        discontinued
        operations
        gross                    --       (17,989)      (13,209)           --            --            --
                           --------       -------       -------       -------       -------       -------
                             29,118       (31,258)      (86,431)       30,732         7,270       (45,686)
                           ========       =======       =======       =======       =======       =======
     Theoretical tax
        computed at the
        statutory
        tax rate             10,482       (11,252)      (31,116)       11,064         2,618       (16,447)
                           --------       -------       -------       -------       -------       -------
     Increase in tax
        resulting from:
     Non-deductible
        expenses                598         1,414           337           540           888           218
     Non taxable
        income
        recalculated             --            --            --            --        (5,980)           --
     Change in
        valuation
        allowance in
        respect of
        deferred taxes     *(10,193)      **9,441        30,555       (10,920)      **2,288        15,642

     Other difference          (887)          397           224          (684)          186           587
                           --------       -------       -------       -------       -------       -------
     Theoretical tax
        adjustments
        expense
        (income)            (10,482)       11,252        31,116       (11,064)       (2,618)       16,447
                           --------       -------       -------       -------       -------       -------
                                 --            --            --            --            --            --
                           ========       =======       =======       =======       =======       =======

     * Excluding exit from consolidation of a previously consolidated subsidiary (NIS 9,707).
     **   Recalculation with regards to interest income earned outside Israel.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 17 - Income Taxes (cont'd)

     E.   Deferred taxes comprise:

                                             Consolidated                  Company
                                       -------------------------   -------------------------
                                          As at         As at         As at         As at
                                       December 31   December 31   December 31   December 31
                                          2002          2001          2002          2001
                                       -----------   -----------   -----------   -----------
     Tax loss carryforward                31,881      **51,580        13,824      **24,742
     Accrued employee rights               1,876         2,352         1,700         1,885
     Allowance for doubtful accounts       2,594         2,319         2,172         1,989
                                         -------      --------       -------      --------
     Deferred tax asset                   36,351        56,251        17,696        28,616
     Valuation allowance                 (36,351)      (56,251)      (17,696)      (28,616)
                                         -------      --------       -------      --------
     Net deferred tax asset                   --            --            --            --
                                         =======      ========       =======      ========

     **   Recalculated - excluding interest income earned outside Israel.

Note 18 - Related Parties

     A. Related party balances arise from the ordinary course of business and are as follows:

     Related parties are comprised of principal shareholders (10% and over of the Company's share capital) the Company's management, immediate family members of the aforementioned and subsidiary and affiliated companies of the aforementioned.

     The Company conducts transactions with related parties as detailed below. Transactions with related parties are mainly as follows:

     (a) Communication services, inter alia via satellite, are conducted through a related party.

     (b) Purchase of office equipment for both self use and promotion and cellular mobile phones from related parties.

     (c) Reimbursement for actual expenses (certain employee compensation expenses, including in respect of the CEO and overhead) to the ultimate parent company.

     (d)  Rental of certain office premises from a related party.

     (e)  Advertising through a related party radio station.

     (f) The parent company has agreed to indemnify the Company's directors and officers with respect to any liability resulting from the initial public offering of the Company's shares not covered already by liability insurance or by the Company. (See Note 15(K) above).

          Related parties' balances are presented as follows:

                                       Consolidated                  Company
                                -------------------------   -------------------------
                                   As at         As at         As at         As at
                                December 31   December 31   December 31   December 31
                                   2002          2001          2002          2001
                                -----------   -----------   -----------   -----------
     Debit balance                 4,407         1,503         3,686         2,657
     Credit balance (Note 12)      1,479            52         1,524         2,136

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 18 - Related Parties (cont'd)

     B. Related party transactions were reflected in the statements of operations as follows:

                                                 Consolidated                 Company
                                         -------------------------   -------------------------
                                            As at         As at         As at         As at
                                         December 31   December 31   December 31   December 31
                                            2002          2001          2002          2001
                                         -----------   -----------   -----------   -----------
     Revenues                               2,216           637         2,663         2,051
     Cost of revenues -
        communications expenses             3,329        10,678         3,329        10,678
     Participation in compensation and
        other expenses                         --           140            83           293
     Rental expenses                          464           216           464           216
     Selling and marketing expenses -
        advertising expenses                  829           518         4,343         1,602
     General and
        administrative expenses -
     Participation in compensation and
        other expenses                      2,449         1,102         2,227           493
     Interest  (income) expense              (152)           --        (3,369)         (940)

Note 19 - Financial Instruments

     Concentration of credit risk

     Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of bank deposits deposited in one bank account in the sum of NIS 86,870, trade receivables, other receivables and long-term loans. With respect to trade receivables the Company believes that there is limited credit risk exposure due to the relatively small amount owed to the Company by each customer and the large size of the Company's customer base.

     With respect to long-term loans, see Note 15(G).

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 20 - Segment Reporting

     The Company has identified three reportable segments in 2002, i.e. the provision of Internet services, website content provision and portal operating, and operates in one geographic area, i.e. Israel.

                                                                   Year ended December 31, 2002
                                               -----------------------------------------------------------------------
                                                           Portal     Web site
                                                 ISP      operating   content    Commerce   Adjustments   Consolidated
                                               --------   ---------   --------   --------   -----------   ------------
External revenues for the segment              *173,756      9,070      5,030         --           --        187,856
Internal revenues for the segment                   951      4,861         41         --       (5,853)            --
                                               --------     ------      -----     ------      -------        -------
Total revenues for the segment                  174,707     13,931      5,071         --       (5,853)       187,856
                                               ========     ======      =====     ======      =======        =======
Operating income (loss)                          28,290     (4,479)     3,013         --          104         26,928
Financial expenses                                                                                           (14,123)
Financial income                                                                                              16,315
Other expenses, net                                                                                               (2)
Company's share in net loss of investees                                          (1,756)                     (1,756)
Company's share in loss of a subsidiary from
   discontinued operations                                                        (7,020)                     (7,020)
                                                                                                             -------
Net income                                                                                                    20,342
                                                                                                             =======

Total assets for the segment                    158,765      9,198        831         --        3,503        172,297
                                               ========     ======      =====     ======      =======        =======

Total liabilities for the segment                46,457     42,037      9,516         --      (44,886)        53,124
Excess liabilities over assets in
   investee companies for the segment                --         --         --     13,410           --         13,410
                                               --------     ------      -----     ------      -------        -------
Total liabilities                                46,457     42,037      9,516     13,410      (44,886)        66,534
                                               ========     ======      =====     ======      =======        =======

Depreciation and amortization                    13,708      1,863        160         --         (104)        15,627
                                               ========     ======      =====     ======      =======        =======

*    Including after sale - NIS 15,369.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 20 - Segment Reporting (cont'd)

                                                                    Year ended December 31, 2001
                                        ------------------------------------------------------------------------------------------
                                                                            Web site
                                                   Portal    Commerce***  construction  International
                                          ISP     Operating           **   & content     investments   Adjustments  Consolidated**
                                        --------  ---------  -----------  ------------  -------------  -----------  --------------
External revenues for the segment       *161,210     7,742       21,838       1,150             --            --        191,940
Internal revenues for the segment             --     1,991          731          --             --        (2,722)            --
                                        --------   -------    ---------      ------         ------        ------        -------
Total revenues for the segment           161,210     9,733    ***22,569       1,150             --        (2,722)       191,940
                                        ========   =======    =========      ======         ======        ======        =======
Operating income (loss)                   (2,712)  (11,129)      (2,626)     (1,762)            --          (112)       (18,341)
Financial expenses                                                                                                       (7,973)
Financial income                                                                                                         15,422
Other expenses, net                                                                                                      (2,377)
Company's share in net loss of
    investees                                                                  (695)                                       (695)
Minority interest in loss of a
   subsidiary                                                                                                               981
Loss of subsidiary which the Company
   does not intend to bear                                                                                                  391
Net loss from discontinued operations                                                                                    (9,013)
Net loss                                                                                                                (21,605)
                                        --------   -------    ---------      ------         ------        ------        -------
Total assets for the segment             165,848     5,936       14,755         968          4,677         9,183        232,708
                                        ========   =======    =========      ======         ======        ======        =======
Total liabilities for the segment         80,429    31,849       48,110      12,646         13,016        70,687        142,396
Excess liabilities over assets over
   assets in investee companies for
   the segment                                --        --           --          --             --            --             --
Capital deficiency of a consolidated
   company which the company does not
   intend to bear                             --        --           --          --             --            --         (4,891)
                                        --------   -------    ---------      ------         ------        ------        -------
Total liabilities                         80,429    31,849       43,219      12,646         13,016        70,687        147,287
                                        ========   =======    =========      ======         ======        ======        =======
Depreciation and amortization             15,388     3,125        1,284       1,224            160           (21)        23,503
                                        ========   =======    =========      ======         ======        ======        =======

*    Including after sale - NIS 18,674

**   Excluded from consolidation since January 1, 2002

***  Reclassified due to discontinued operations.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 21 - Discontinued Operation

     The Company's former subsidiary - Gold Trade reached the decision in June 2002 to close down its operation in the line of business of imported merchandise sold through self produced mail order catalog. The reclassification of the assets and certain liabilities were done according to specific allocations. Other liabilities were attributed according to a ratio between the deficit derived from the continuing and discontinuing operations.

     The reclassification of the revenues and expenses to discontinued operations has been done as a specific allocation with the exception of the financing expenses which were reclassified according to the ratio of liabilities attributed to discontinued operation.

     The assets and liabilities of the discontinued operation are as follows:

                                                                  As at           As at
                                                               December 31     December 31
                                                                  2002            2001
                                                              -------------   -------------
                                                              NIS thousands   NIS thousands
                                                              -------------   -------------
     Assets attributable to discontinued operations
     Cash and cash equivalents                                      --                 1
     Trade receivables, net                                         --            13,091
     Other receivables                                              --               297
     Inventory                                                      --             7,679
     Property and equipment                                         --            10,378
     Intangible asset - client list *                               --             9,822
                                                                   ----           ------
                                                                    --            41,268
                                                                   ====           ======

     * The intangible asset - client list was diverted to the ongoing operations.

     Liabilities attributable to discontinued operations
     Short-term bank loans                                          --            31,298
     Account payable                                                --            13,083
     Other payables                                                 --             5,460
     Long-term liabilities                                          --            12,839
     Capital deficiency of a consolidated company which the
        Company does not intend to bear                             --            (4,500)
                                                                   ----           ------
                                                                    --            58,180
                                                                   ====           ======

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 21 - Discontinued Operation (cont'd)

     The results of the discontinued operation are as follows:

                                                                          Year ended      Year ended      Year ended
                                                                          December 31     December 31     December 31
                                                                             2002            2001            2000
                                                                         -------------   -------------   -------------
                                                                         NIS thousands   NIS thousands   NIS thousands
                                                                         -------------   -------------   -------------
     Revenues                                                                   --           43,520          50,897
                                                                            ------          -------         -------
     Cost of revenues                                                           --          (33,892)        (34,429)
     Selling and marketing expenses                                             --          (15,798)        (18,747)

     General and administrative expenses
                                                                                --           (8,496)         (9,301)
                                                                            ------          -------         -------
                                                                                --          (58,186)        (62,477)
                                                                            ------          -------         -------

     Loss from operations                                                       --          (14,666)        (11,580)
     Financing expenses, net                                                    --           (3,323)         (1,629)
                                                                            ------          -------         -------
     Net loss after financing expenses                                          --          (17,989)        (13,209)

     Minority share in loss of subsidiary from discontinued operations          --            8,976           5,713
                                                                            ------          -------         -------
     Net loss from discontinued operation                                       --           (9,013)         (7,496)
                                                                            ======          =======         =======
     Company's share in net loss of investees                               (7,020)              --              --
                                                                            ======          =======         =======

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Material Differences Between Israeli GAAP and U.S. GAAP and Their
             Effect on the Financial Statements

     A. The Company's financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the net assets, income, shareholders equity or cash flows of the Company and Consolidated, are set out below.

     1.   Effect of inflation:

          The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2C. According to such Israeli accounting principles, the Company measures the effect of price level changes in the Israeli economy.

          U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in a reconciliation to U.S. GAAP.

     2.   Liability for severance pay:

          Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

          Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2002 and 2001, such funded amounts were NIS 4,077 (Company - NIS 3,690), and NIS 3,231 (Company - NIS 2,884) respectively.

     3. Affiliate equity amendment deriving from application of U.S. GAAP as correction to the financial statements under Israeli GAAP

          According to Israeli GAAP as prescribed in Accounting Standard 15, the affiliated company - "Gold Trade" wrote down the customer list to its carrying value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life term.

          In the past, the affiliated company termed this asset as goodwill since there was no distinction between the titles. Under U.S. GAAP, the affiliated company cannot reclassify intangible assets derived from acquisitions unless it meets certain criteria stipulated in EITF D-100. Since this asset is considered to be goodwill under U.S. GAAP it was fully written off, after applying the impairment test that is prescribed in FAS142. In accordance with the said test that was applied on June 30, 2002 the affiliated company identified that the reporting unit to which the goodwill is attributed was impaired. When the affiliated company applied the second step of the impairment test the affiliated company determined that the implied fair value of the goodwill is zero since the affiliated company had to attribute fair value to the customer list that was not previously recorded. The amount that was written down in the financial reconciliations of Gold Trade is NIS 5,963 thousand (the Company's share of this reconciliation is NIS 2,763 thousand).

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Material Differences Between Israeli GAAP and U.S. GAAP and Their
             Effect on the Financial Statements (cont'd)

     A.   (cont'd)

     4.   Discontinued operation

          In accordance with Israeli GAAP (standard 8) when a company reaches a decision to wind up an activity, it has to reclassify all amounts - balances, statement of operations items, cash flow items to discontinued operations including reclassification of comparative figures.

          According to US GAAP, the activity does not meet the criteria for classifying it as a discontinued operation under FAS144 since the Company will have some continuing involvement in winding down the operation.

     5.   Changes in exchange rate

          According to Israeli GAAP, the effect of changes in exchange rates in cash are reflected as cash flows from operating activities in the statement of cash flows.

          Under U.S. GAAP, the effect of change in exchange rate on cash are presented separately in the statement of cash flows.

     6.   Loans in respect of capital leases

          According to Israeli GAAP, receipt of loans in respect of capital leases are reflected in the statement of cash flows as cash flows from financing activities as against investing activities from the acquisition of the fixed assets - financed by the lease.

          Under U.S. GAAP, as prescribed by SFAS 95, the above mentioned items are reflected as non-cash financing activities.

     7.   Marketable Securities

          According to Israeli GAAP, acquisitions of marketable securities other than government debentures are reflected as cash flows from investment activities in the statement of cash flows.

          Under U.S. GAAP, as prescribed by SFAS 95, since the original maturity of the above-mentioned items is three months or less, they will be reflected as cash equivalents.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Material Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

     A.   (cont'd)

     8.   Employee Stock Option Plan

          The Board of Directors has adopted a plan for the issuance of 2,000,000 options to purchase the Company's Ordinary Shares (hereinafter - "options") to the Company's directors, officers and employees (hereinafter - "the 1999 Plan"). The exercise price of the options was determined at the issuance of the options.

          During 1999, the Board of Directors approved the grant of 653,793 options to the Company's officers. According to the 1999 Plan, each employee shall receive equal numbers of options from each of the groups detailed below, without consideration, to be held in trust in accordance with the Israeli Income Tax Ordinance - Section 102.

          Options (from all groups) which would not be exercised within the period of 63 months following the allotment date will expire. The following table summarizes the terms of the option groups:

          Group   Vesting (in months)   Exercise price (in $)
          -----   -------------------   ---------------------
          A                12                    10.8
          B                24                     9.6
          C                36                     8.4
          D                48                     7.2
          E                60                       6

          Stock option activity during the period indicated is as follows:

                                                        Weighted
                                         Number of       average
                                           shares    exercise price
                                         ---------   --------------
                                            NIS            NIS
                                          -------         ----
          Balance at December 31, 2001    195,393         39.8
          Granted                              --           --
          Forfeited                            --           --
                                          -------         ----
          Balance at December 31, 2002    195,393         39.8
                                          =======         ====

          As applicable according to Israeli GAAP, employee stock compensation expenses were not recorded.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Material Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

     A.   (cont'd)

     8.   Employee Stock Option Plan (cont'd)

          Under U.S. GAAP, in accordance with the Accounting Principles Board (hereinafter - "APB") No. 25, recording of compensation expense is required over the vesting period. Under the provisions of APB-25, based on the initial public offering price of $12 per share, aggregate compensation expense is approximately NIS 2,683 (NIS 540 for the year ended December 31, 2002, and income of NIS 1,786 for the year ended December 31, 2001, and expense of NIS 2,530 for the year ended December 2000).

          The Company's net income (loss) and net income (losses) per share would have been as follows:

                                                               Consolidated and Company
                                                       ---------------------------------------
                                                        Year ended    Year ended    Year ended
                                                       December 31   December 31   December 31
                                                           2002          2001          2000
                                                       -----------   -----------   -----------
                                                                    NIS thousands
                                                       ---------------------------------------
                                                               except per share amounts
                                                       ---------------------------------------
          Net income (loss) as reported                  20,342        (21,605)      (82,952)

          Application of compensation (expenses)
             incom according to APB - 25 - U.S. GAAP       (540)         1,786        (2,543)
                                                         ------        -------       -------

          Net income (loss) for the year U.S.- GAAP      19,802        (19,819)      (85,495)
                                                         ======        =======       =======

          Net income (loss) per share (basic and
             diluted):
          - as reported                                    1.10          (1.17)        (4.50)
          U.S. GAAP                                        1.07          (1.08)        (4.64)

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Material Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statement.

     The following is summary of the material adjustments to net income and shareholders' equity which would have been required if US GAAP had been applied instead of the Israeli GAAP.

     1.   Statement of Operation

                                                                   Consolidated
                                                     ---------------------------------------
                                                     December 31   December 31   December 31
                                                         2002          2001          2000
                                                     -----------   -----------   -----------
     Net income (loss) Israeli GAAP                    20,342        (21,605)      (82,952)
     Continuing operations                             27,362        (12,592)      (75,456)
     Discontinuing operations                          (7,020)        (9,013)       (7,496)

     Adjustments to conform with US GAAP:

     Affiliate equity (A3)                             (2,763)            --            --
     Employee stock options (A8)                         (540)         1,786        (2,543)
                                                       -------       -------       -------

     Total US GAAP adjustments                         (3,303)         1,786        (2,543)
                                                       -------       -------       -------

     Net income (loss) US GAAP - continuing
        operations                                      17,039       (19,819)      (85,495)
                                                       =======       =======       =======
     Basic and diluted net income (loss) per share
        (in NIS) in accordance with US GAAP               0.92         (1.08)        (4.64)
                                                       =======       =======       =======

     2.   Balance Sheets

                                                              Consolidated
                                                       -------------------------
                                                       December 31   December 31
                                                           2002          2001
                                                       -----------   -----------
     Shareholders funds - equity - Israeli GAAP          105,763       85,421
     Adjustment to conform with US GAAP:
                                                         -------       ------
     Affiliated equity (A3)                               (2,763)          --
                                                         -------       ------

     Shareholders' equity in accordance with US GAAP     103,000       85,421
                                                         =======       ======

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Material Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

     3.   Impact of recently issued accounting standards

     a.   SFAS 143 - Accounting for Asset Retirement Obligations

          In June 2001, The FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" (hereinafter SFAS 143). SFAS 143 requires the Company to record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The adoption of SFAS 143 will not have a significant impact on the Company's consolidated financial statements.

     b. SFAS 145 - Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections

          In April 2001, the FASB issued SFAS 145, "Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections" (hereinafter SFAS 145). SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". FASB 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

          The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002. Early adoption is encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Company believes that the adoption of SFAS 145 will not have a significant impact on its consolidated financial statements.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Material Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

     3.   Impact of recently issued accounting standards (cont'd)

     c. SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities

          In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (hereinafter SFAS 146). SFAS 146 nullifies EITF 94-3. According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for charges in estimated fair value. SFAS 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. Earlier application is encouraged. The Company believes that the adoption of SFAS 146 will not have a significant impact on its consolidated financial statements.

     d. FIN 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

          In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter the Interpretation), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 15E to the consolidated financial statements. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

          The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Material Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

     3.   Impact of recently issued accounting standards (cont'd)

     e. SFAS 148 - Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123

          In December 2002, the FASB issued SFAS 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS 148"). SAFS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The Company has adopted the disclosure provisions of SFAS 148 in its year-end financial statements. The Company has not yet decided if it will adopt either of the transition method alternatives of SFAS 148.

     f. Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities"

          In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities (hereinafter "the Interpretation"). According to the Interpretation, a variable interest entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity. The Interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company believes that the adoption of FIN 46 will not have a significant impact on the Company's consolidated financial statements.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Material Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

     3.   Impact of recently issued accounting standards (cont'd)

     g. FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities SAB 74 disclosure.

          On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The Company believes that the adoption of SFAS 149 will not have a significant impact on its consolidated financial statements.

     h. FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

          On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company believes that the adoption of SFAS 150 will not have a significant impact on its consolidated financial statements.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Material Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

     3.   Impact of recently issued accounting standards (cont'd)

     i. EITF 00-21 - Revenue Arrangements with Multiple Deliverables In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company believes that the adoption of EITF 00-21 will not have a significant impact on the Company's consolidated financial statements.

Note 23 - Subsequent Events

          In March 2003, a lawsuit was filed against the Company by an Israeli Company engaged in the sale of computers and peripheral equipment. The plaintiff claimed that the Company failed to pay for computer equipment, which was allegedly provided. The Company submitted a request for leave to defend with regard to an amount of NIS 205,969 which the Company set-off from amounts owed to it by the plaintiff and companies related to it, and for failure by the plaintiff to supply to us computer parts in the required quality. Currently, the disputed amount has been reduced to NIS 140,808. The Company provided an amount of NIS 100,000 in the first quarter of 2003.

          In February 2003, a lawsuit was filed against the Company. The claim has been forwarded for handling to the Company's insurance company. The Company has provided an amount of NIS 100,000 in the first quarter of 2003.

          According to the Board resolutions of GT dated March 4, 2003, GT has decided to call upon an equity infusion by way of rights allocations to its shareholders for a maximum amount to be issued of US$ 5 million. The issuance of shares will be in a ratio of 10 shares vs. each existing one to be paid in cash or a bank guarantee in the sum of US$ 50 per share. The Company intends to invest an amount that maintain its current holding in GT (46.34%) and if possible increase its share up to 49.9%, provided the Company does not acquire control of Gold Trade.

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 24 - Condensed Financial Statements of the Company in Nominal (Historical) NIS

     A.   Balance sheets

                                                       As at           As at
                                                    December 31     December 31
                                                       2002            2001
                                                   -------------   -------------
                                                   NIS thousands   NIS thousands
                                                   -------------   -------------
     Current assets
     Cash and cash equivalents                         86,675          83,856
     Trade receivables, net                            26,588          24,323
     Other receivables                                 10,743          12,824
                                                      -------         -------

     Total current assets                             124,006         121,003
                                                      -------         -------

     Investments
     Long-term loans                                    4,957           4,331
                                                      -------         -------

     Property and equipment, net                       26,449          28,524
                                                      -------         -------

     Other assets and
        deferred charges                                  278           1,157
                                                      -------         -------

     Total assets                                     154,699         155,015
                                                      =======         =======

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 24 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

     A.   Balance sheets (cont'd)

                                                       As at           As at
                                                    December 31     December 31
                                                       2002            2001
                                                   -------------   -------------
                                                   NIS thousands   NIS thousands
                                                   -------------   -------------
     Liabilities
     Current liabilities
     Short-term bank loans                              3,016          17,386
     Accounts payable                                  20,400          19,159
     Other payables                                    10,283          14,079
                                                      -------        --------
     Total current liabilities                         33,699          50,624
                                                      -------        --------

     Long-term liabilities
     Excess of liabilities over assets in
      subsidiaries                                     13,821          19,215
     Long-term loans                                      831           2,022
     Deferred revenues                                    120             539
     Liability for severance pay, net                   3,530           3,313
                                                      -------        --------
     Total long-term liabilities                       18,302          25,089
                                                      -------        --------

     Shareholders' equity (deficit)
     Ordinary shares                                      184             184
     Additional paid-in capital                       200,983         200,983
     Accumulated deficit                              (98,469)       (121,865)
                                                      -------        --------
     Total shareholders' equity                       102,698          79,302
                                                      -------        --------

                                                      154,699         155,015
                                                      =======        ========

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 24 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

     B.   Statement of operations

                                                     Year ended      Year ended
                                                    December 31     December 31
                                                        2002            2001
                                                   -------------   -------------
                                                   NIS thousands   NIS thousands
                                                   -------------   -------------
     Revenues                                         170,174         150,703
                                                      -------         -------

     Costs and expenses:
     Cost of revenues                                  85,754          81,670
     Selling and marketing expenses                    37,819          39,572
     General and administrative expenses               19,537          27,995
                                                      -------         -------

     Total costs and expenses                         143,110         149,237
                                                      -------         -------

     Income from operations                            27,064           1,466
     Financing income, net                             11,292           9,515
     Other expenses, net                                  (47)         (2,363)
                                                      -------         -------

     Net income after financing expenses               38,300           8,618
     Company's share in net loss of investees         (14,904)        (27,615)
                                                      -------         -------

     Net income (loss)                                 23,396         (18,997)
                                                      =======         =======

                                               Internet Gold - Golden Lines Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
(All amounts in thousands of adjusted NIS, except where otherwise stated.)

Note 24 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

     C.   Statement of changes in shareholders equity

                               Share capital
                            -------------------
                             Number of               Additional     Accumulated
                              shares     Amount   paid-in capital     deficit      Total
                            ----------   ------   ---------------   -----------   -------
                             NIS 0.01 par value                NIS thousands
                            -------------------   ---------------------------------------
     Balance as of
        December 31, 2000   18,431,500     184        200,983        (102,868)     98,299

     Changes during 2001:

     Net loss for
        the year                    --      --             --         (18,997)    (18,997)
                            ----------     ---        -------        --------     -------

     Balance as of
        December 31, 2001   18,431,500     184        200,983        (121,865)     79,302

     Changes during 2002:

     Net income
        for the year                --      --             --          23,396      23,396
                            ----------     ---        -------        --------     -------

     Balance as of
        December 31, 2002   18,431,500     184        200,983         (98,469)    102,698
                            ==========     ===        =======        ========     =======

List of principal investees and other companies

                                                               Equity   Control
                                                               ------   -------

     Subsidiaries

     MSN Israel Ltd.                                            50.1%     50.1%

     Internet Gold International Ltd.                           100%       100%

     Gold Mind Ltd.                                             100%       100%

     Start-Net Ltd.                                              50%     66.67%

     Affiliated companies

     Gold Trade Ltd.                                           46.34%    46.34%

                                                                 Gold Trade Ltd.

Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

Report of Independent Auditors                                              F-55

Balance Sheet as of December 31, 2002 and 2001                              F-56

Statement of Operations for the years ended
   December 31, 2002, 2001 and 2000                                         F-57

Statement of Changes in Shareholders' Equity for the years ended
   December 31, 2002, 2001 and 2000                                         F-58

Statement of Cash Flows for the years ended
   December 31, 2002, 2001 and 2000                                         F-59

Notes to the Financial Statements                                           F-61

Report of Independent Auditors
To the Board of Directors and Shareholders of Gold Trade Ltd.

We have audited the accompanying balance sheets of Gold Trade Ltd. (hereinafter
- the "Company") as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity (deficit) and cash flows, for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations, the changes in shareholders' equity (deficit) and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles (GAAP) in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the Untied States of America. Application of accounting principles generally accepted in the United States of America would have affected the results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity (deficit) as of December 31, 2002 and 2001, to the extent summarized in Note 20 to the financial statements.

As explained in Note 2C, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

As explained in Note 21, the company decided, after the balance sheet date, to call upon an equity infusion by way of rights allocations.


/s/ Somekh Chaikin
----------------------------------------
Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

February 9, 2003

Except for Note 21, as to which the date is June 30, 2003.

                                                                 Gold Trade Ltd.

Balance Sheet
--------------------------------------------------------------------------------
Adjusted to NIS of December 2002

                                                                                        Convenience
                                                                                      translation into
                                                                                         US Dollars
                                                                                         (Note 2D)
                                                                                      ----------------
                                                       Year ended      Year ended        Year ended
                                                       December 31     December 31      December 31
                                                           2002           2001*             2002
                                                      -------------   -------------   ----------------
                                               Note   NIS thousands   NIS thousands    US$ thousands
                                               ----   -------------   -------------   ----------------
Current assets
Cash and cash equivalents                                     22               1                5
Trade receivables, net                           3         5,767           1,637            1,216
Other receivables                                4            60              55               13
Inventory                                        5         3,252              --              686
                                                         -------         -------           ------
                                                           9,101           1,693            1,920
                                                         -------         -------           ------
Property and equipment, net                      6         8,237           3,417            1,739
                                                         -------         -------           ------
Other assets and deferred charges                7         5,963              --            1,259
                                                         -------         -------           ------
Assets attributed to discontinued operations    19         2,920          41,268              616
                                                         -------         -------           ------
                                                          26,221          46,378            5,534
                                                         =======         =======           ======

Current liabilities
Short term bank loans                            8        17,960           2,443            3,791
Accounts payable                                 9         4,971           1,266            1,049
Other payables                                  10           399           1,152               84
Related parties                                            2,015             481              425
                                                         -------         -------           ------
                                                          25,345           5,342            5,349
                                                         -------         -------           ------

Long-term liabilities

Liability for severance pay, net                11           656             135              139
Long-term loans                                 12           291              80               61
Long term loans from shareholders               12            --           1,094               --
                                                         -------         -------           ------
                                                             947           1,309              200
                                                         -------         -------           ------
Commitments and contingent liabilities          13

Liabilities attributed to discontinued
   operations                                   19        28,161          73,676            5,945
                                                         -------         -------           ------
Shareholders' deficit                                    (28,232)        (33,949)          (5,960)
                                                         -------         -------           ------

                                                          26,221          46,378            5,534
                                                         =======         =======           ======

*    Reclassified due to discontinued operations


/s/ Eli Holtzman                        /s/ Doron Turgeman
------------------------------------    ----------------------------------------
Eli Holtzman                            Doron Turgeman
Chief Executive Officer and Director    Chief Financial Officer

Date of Signature: February 9, 2003
The accompanying notes are an integral part of the financial statements.

                                                                 Gold Trade Ltd.

Statement of Operations
--------------------------------------------------------------------------------
Adjusted to NIS of December 2002

                                                                                                    Convenience
                                                                                                  translation into
                                                                                                     US Dollars
                                                                                                     (Note 2D)
                                                                                                  ----------------
                                                   Year ended      Year ended      Year ended        Year ended
                                                   December 31     December 31     December 31       December 31
                                                       2002           2001*           2000*             2002
                                                  -------------   -------------   -------------   ----------------
                                           Note   NIS thousands   NIS thousands   NIS thousands    US$ thousands
                                           ----   -------------   -------------   -------------   ----------------
Revenue                                     14        30,570          22,180              --            6,454

Cost of revenues                            15        21,453          14,400              --            4,529
                                                     -------         -------         -------           ------
Gross profit                                           9,117           7,780              --            1,925

Selling and marketing
 expenses                                   16         8,977           6,211              --            1,895

General and
 administrative expenses                    17         3,693           2,955              --              780
                                                     -------         -------         -------           ------
Loss from operations                                  (3,553)         (1,386)             --             (750)

Financing expenses                          18           190             158              --               40

Other expenses
   (income), net                                          43              (5)             --                9
                                                     -------         -------         -------           ------
Net loss from continuing
   operations                                         (3,786)         (1,539)             --             (799)

Net loss from discontinued
   operations                               19       (15,148)        (17,991)        (12,661)          (3,198)
                                                     -------         -------         -------           ------
Net loss                                             (18,934)        (19,530)        (12,661)          (3,997)
                                                     =======         =======         =======           ======
Basic and diluted net loss
   per share (in NIS)
   from continuing
   operations                                            378             154              --               80
                                                     =======         =======         =======           ======
Basic and diluted net loss
   per share (in NIS)
   from discontinuing
   operations                                          1,515           1,799           1,266              320
                                                     =======         =======         =======           ======
Basic and diluted net loss
   per share (in NIS)                                  1,893           1,953           1,266              400
                                                     =======         =======         =======           ======
Weighted average number
   of shares  outstanding (in thousands)                  10              10              10               10
                                                     =======         =======         =======           ======

*    Reclassified due to discontinued operations.

The accompanying notes are an integral part of the financial statements.

                                                                 Gold Trade Ltd.

Statement of Changes in Shareholders' Equity (deficit)
--------------------------------------------------------------------------------
Adjusted to NIS of December 2002

                                             Share        Premium on      Accumulated
                                           capital*         shares          deficit          Total
                                         -------------   -------------   -------------   -------------
                                         NIS thousands   NIS thousands   NIS thousands   NIS thousands
                                         -------------   -------------   -------------   -------------
Balance as at January 1, 2000                  --                --          (1,759)          (1,759)

Issue of share capital                          1                --              --                1

Net loss for the year                          --                --         (12,661)         (12,661)
                                              ---            ------         -------          -------

Balance as at December 31, 2000                 1                --         (14,420)         (14,419)

Net loss for the year                          --                --         (19,530)         (19,530)
                                              ---            ------         -------          -------
Balance as at December 31, 2001                 1                --         (33,950)         (33,949)

Conversion of shareholder's loans into
   premium on shares                           --            24,651              --           24,651

Net loss for the year                          --                --         (18,934)         (18,934)
                                              ---            ------         -------          -------
Balance as at December 31, 2002                 1            24,651         (52,884)         (28,232)
                                              ===            ======         =======          =======

*    Number of authorized shares - 38,000.

The accompanying notes are an integral part of the financial statements.

                                                                 Gold Trade Ltd.

Statement of Cash Flows
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

                                                                                          Convenience
                                                                                        translation into
                                                                                           US Dollars
                                                                                           (Note 2D)
                                                                                        ----------------
                                         Year ended       Year ended      Year ended       Year ended
                                         December 31     December 31     December 31      December 31
                                            2002            2001*           2000*             2002
                                        -------------   -------------   -------------   ----------------
                                        NIS thousands   NIS thousands   NIS thousands    US$ thousands
                                        -------------   -------------   -------------   ----------------
Cash flows from operating activities
Net loss from continuing operations          (3,786)        (1,539)             --              (799)

Adjustments to reconcile net loss
   to net cash provided by
   operating activities:

Depreciation and amortization                 4,160            277              --               878
Amortization of customer list                 3,858             --              --               815
Increase in liability for termination
   of employer-employee relations, net          521            302              --               110
(Gain) loss on sale of property and
   equipment                                     77             (4)             --                16
Interest on long-term loans                      --          1,234              --                --

Changes in assets and liabilities

Increase in other receivables                    (5)           (56)             --                (1)
Increase in trade receivables                (4,130)        (1,638)             --              (872)
Increase in other payables                      781          3,412              --               165
Increase in accounts payable                  4,062          1,449              --               858
                                            -------        -------         -------            ------

Net cash provided by continuing
   operating activities                       5,538          3,437              --             1,170

Net cash used in discontinued
   operating activities                     (11,559)       (11,523)        (15,955)           (2,440)
                                            -------        -------         -------            ------

Net cash used in operating activities        (6,021)        (8,086)        (15,955)           (1,270)
                                            =======        =======         =======            ======

*    Reclassified due to discontinued operations.

The accompanying notes are an integral part of the financial statements.

                                                                 Gold Trade Ltd.

--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

                                                                                                 Convenience
                                                                                               translation into
                                                                                                  US Dollars
                                                                                                  (Note 2D)
                                                                                               ----------------
                                                Year ended      Year ended      Year ended       Year ended
                                                December 31     December 31     December 31      December 31
                                                   2002           2001*            2000*             2002
                                               -------------   -------------   -------------   ----------------
                                               NIS thousands   NIS thousands   NIS thousands     US$ thousands
                                               -------------   -------------   -------------   ----------------
Cash flows from investment activities
Acquisition of property and equipment                (745)         (3,638)              --            (158)
Proceeds from sale of property and equipment          306              56               --              65
                                                   ------          ------          -------          ------
Net cash used in continuing
   investment activities                             (439)         (3,582)              --             (93)

Net cash used in discontinued
   investment activities                           (1,034)         (4,782)         (16,100)           (218)
                                                   ------          ------          -------          ------
Net cash used in investment activities             (1,473)         (8,364)         (16,100)           (311)
                                                   ======          ======          =======          ======

Cash flows from financing activities
Change in short term bank loans**                  15,347           2,038               --           3,240
Repayment of long-term loan under
   lease agreement                                   (200)            (80)              --             (42)
                                                   ------          ------          -------          ------
Net cash provided by continuing
   financing activities                            15,147           1,958               --           3,198

Net cash provided by (used in) discontinued
   financing activities                            (7,632)         14,493           32,055          (1,612)
                                                   ------          ------          -------          ------
Net cash provided by financing activities           7,515          16,451           32,055           1,586
                                                   ======          ======          =======          ======

Changes in cash and cash equivalents                   21               1               --               5

Cash and cash equivalents at
   beginning of year                                    1              --               --              --
                                                   ======          ======          =======          ======
Cash and cash equivalents at end of year               22               1               --               5
                                                   ======          ======          =======          ======

Non-cash activities

Shareholders' loans capitalized                    24,651              --               --           5,204
                                                   ------          ------          -------          ------
Account payable in respect of fixed assets             --             357              538              --
                                                   ------          ------          -------          ------
Property transfer from shareholders                    --              --              111              --
                                                   ------          ------          -------          ------

*    Reclassified due to discontinued operations

** Included interest paid to bank totalling NIS 2,796 as of December 31, 2002 (NIS 2,181 as of December 31, 2001).

The accompanying notes are an integral part of the financial statements.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements as at December 31, 2002
--------------------------------------------------------------------------------

Note 1 - General

     Gold Trade Ltd. (the "Company"), was incorporated in Israel at the end of 1999 and commenced operating in January 2000. The Company manages and operates the Internet Electronic Trade and tender site P-1000 in Israel.

     During the year 2000, the Company acquired the activity of "Best Deal", a mail order catalog company that dealt with the import of inexpensive merchandise from the Far East to be sold through a self produced catalog. During 2002, due to losses, the Company decided to cease these operations. According to Accounting Standard No. 8, this activity was classified as a discontinued operation (see Note 2).

     The Company has an accumulated deficit and has an equity deficit of NIS 28,232 thousand shekels after shareholders' loans capitalized by the end of the year (see Note 12). The Company has negative working capital including liabilities and assets attributed to discontinued operations of NIS 41,313 thousand shekels.

     The continuation of the operations of the Company as a "going concern" is dependent upon the consent of the banks maintaining the credit line and/or financing from shareholders.

     The Company has bank credit (on its own account) in the amount of US$ 8 million which has been completely utilized up to the date of the financial statements.

     After the balance sheet date, the Company decided to request a capital infusion (see Note 21).

Note 2 - Significant Accounting Policies

     A.   Basis of preparation of financial statements

     These financial statements are prepared in accordance with generally accepted accounting principles in Israel. See Note 20 for a reconciliation to generally accepted accounting principles in the United States.

     B.   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 2 - Significant Accounting Policies (cont'd)

     C.   Financial statements in adjusted New Israeli Shekels (NIS)

     1. The financial statements have been prepared on the basis of historical cost adjusted for changes in the general purchasing power of the New Israeli Shekel. The adjustment, in accordance with Opinions No. 36 and 50 of the Institute of Certified Public Accountants in Israel (ICPAI), expresses the financial data in adjusted NIS of identical purchasing power.

          See Note 22 for condensed financial statements of the Company in nominal (historical) values.

          The adjusted value of non-monetary assets represents their historical cost adjusted for changes in the general purchasing power of the Israel currency and does not necessarily represent their market value to the Company.

          In these financial statements the term "cost" refers to the adjusted cost.

          Comparative data for the previous periods have been adjusted to NIS of December 2002.

     2.   Balance sheet:

          Non-monetary items (property and equipment, prepaid expenses, deferred revenue) have been adjusted for the changes in the Israeli Consumer Price Index (hereinafter - "the Index") as known at the date of the transaction, to the Index published for the balance sheet date.

          Monetary items are stated at their nominal value.

     3.   Statement of operations:

          Income and expenses arising from non-monetary items (depreciation, changes in prepaid expenses and prepaid revenue) have been adjusted based on specific indices corresponding to the appropriate balance sheet items.

          Other income and expense items, except for financing expenses, have been adjusted on the basis of the change in the Index from the transaction date until the balance sheet date.

          Net financial expenses are expressed in real terms and include the devaluation of monetary balances, as well as adjustment differentials, which result from the aforementioned adjustment of the financial statements.

     D.   Convenience translation

     For the convenience of the reader, the adjusted NIS figures of December 31, 2002 have been presented in U.S. Dollars thousands, translated at the representative rate of exchange as of December 31, 2002 (NIS 4.737 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter - $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 2 - Significant Accounting Policies (cont'd)

     E.   Customer list

     During the year 2000, the Company purchased the activity of "Best Deal", a mail order catalog company. All of the consideration was attributed to the customer list, and amortized, initially, in equal amounts over ten years commencing on the acquisition date, and according to the management estimates.

     According to Israeli GAAP as prescribed in Accounting Standard 15, the Company wrote down the value of the customer list to its carrying value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life term.

     In the past, the Company titled this asset as goodwill since there was no distinction between the titles. Under U.S. GAAP, the Company cannot reclassify an intangible asset derived from acquisitions unless it meets certain criteria stipulated in EITF D-100. Since this asset is considered to be goodwill under U.S. GAAP, it was assessed for impairment upon the adoption of SFAS 142 on January 1, 2002. In June, upon the Company's decision to discontinue the catalog business, a reassessment was performed on the goodwill which resulted in an impairment. In accordance with the said test, the Company identified that the reporting unit to which the goodwill is attributed was fully impaired.

     F.   Exchange rate and Consumer Price Index data

     1. Assets and liabilities which are linked to foreign currency are presented on the basis of the representative rate of exchange of the currency prevailing at the balance sheet date.

          Balances which are linked to the Index are presented on the basis of the last Index published prior to the balance sheet date or on the basis of the first Index published subsequent to the balance sheet date, based on the terms of the applicable transactions.

          Income and expenses denominated in foreign currency are recorded according to the representative rate of exchange prevailing at the time the transactions were effected.

          Exchange gains and losses are included in the statement of operations.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 2 - Significant Accounting Policies (cont'd)

     F.   Exchange rate and Consumer Price Index data

     2. Representative rates of exchange (as published by the Bank of Israel) and Consumer Price Indices (as published by the Israeli Central Bureau of Statistics) are as follows:

                                         Exchange     Consumer
                                           rate        Price
                                         of the $      Index
                                         --------   -------------

          As of December 31, 2001         4.416     170.91 points
          As of December 31, 2002         4.737     182.01 points

          Changes during the:
          Year ended December 31, 2001     9.23%      1.41%
          Year ended December 31, 2002     7.27%       6.5%

     G.   Allowance for doubtful accounts

     The allowance for doubtful accounts represents management's estimate of the aged receivable balance considered uncollectible, based on past experience.

     H.   Property and equipment

     Property and equipment are stated at cost.

     Depreciation is calculated using the straight-line method, over the assets estimated useful lives.

     Annual depreciation rates are as follows: %

                                         %
                                      -------
     Computers and software           15 - 33
     Motor vehicles                        15
     Furniture and office equipment         6
     Leasehold improvements                10

     The cost of maintenance and repairs is charged to expenses as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective fixed asset.

     I.   Inventory

     Inventories, which consist of merchandise, are stated at the lower of cost or fair market value. Inventory cost is determined according to the moving average method.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 2 - Significant Accounting Policies (cont'd)

     J.   Revenue recognition

          Most of the Company's revenues are derived from sales of merchandise. These revenues are recognized on delivery to the customer. Other revenues include commission which are recognized at the day of product sale.

     K. In February 2003, the Israel accounting Standards Board published Accounting Standard No. 15 - "Decline in Value of Assets". The standard provides procedures which a company must apply in order to ensure that its assets in the balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from us and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

          The Standard applies to financial statements for period beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "form hereon" method, however a loss from decline in value of an asset, in the amount of the difference between the book value on the commencement date of the Standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category "cumulative effect as at beginning of the year of change in accounting method" if and only if, the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than the book value.

          The Company adopted the Standard and had no impact on its operations since the write down of the client list has been recorded prior to its release.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 2 - Significant Accounting Policies (cont'd)

     L. Disclosure of the effect of new accounting standards in the pre-application period

     1. In May 2001, the Israel Accounting Standard Board published Standard No. 8 on "Discontinued Operations". The Standard provided procedures of disclosure required to disclose a halt in a significant line of business separately from continuing operations. The Standard is adopted "from now onwards" and reclassifies comparative figures as discontinued items.

          The Company adopted Accounting Standard No. 8 and presented the import activity of cheap merchandise from the Far East and sale by way of mail order self produced catalog as discontinued operations since it reached the decision to stop this activity in June 2002.

     2. Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard, commencing January 1, 2003, the adjustment of financial statements will be discontinued.

          During December 2002, the Israel Accounting Standards Board published Accounting Standard No. 17 which determines that the implementation of Accounting Standard No. 12 will be deferred to January 1, 2004.

          Up to December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003, will constitute the starting point for the nominal financial report as of January 1, 2004. The extent of the effect depends on the rate of inflation and the financing sources of the company. The Company is evaluating the impact Accounting Standard No. 12 may have on its future consolidated financial statements.

     3. Accounting Standard No. 13 on "Effect of Changes in Exchange Rate of Foreign Currency". The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity and replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect. This standard will apply to financial statements for periods beginning after December 31, 2002. The adoption of Accounting Standard No. 13 has no effect on the consolidated financial statements.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 2 - Significant Accounting Policies (cont'd)

     L. Disclosure of the effect of new accounting standards in the pre-application period (cont'd)

     4. In August 2002, the Israel Accounting Standards Board published Standard No. 14, "Interim Financial Reporting".

          The standard prescribes the minimum content of an interim financial report, including the disclosure required in the notes, and also prescribes the accounting recognition and measurement principles that should be applied in an interim financial report.

          Standard No. 14 will become effective for financial statements covering periods beginning on or after January 1, 2003.

          The Company is evaluating the impact Accounting Standard No. 14 may have on its future consolidated financial statements.

     5. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Decline in Value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

          The Standard applies to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "from hereon" method, however a loss from decline in value of an asset, in the amount of the difference between the book value on the commencement date of the Standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category "cumulative effect as at beginning of the year of change in accounting method" if and only if, the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than the book value.

          The Company adopted the Standard and had no impact on its operations since the write down of the client list has been recorded prior to its release.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 3 - Trade Receivables, Net

     Consists of:

                                              As at           As at
                                           December 31     December 31
                                               2002           2001*
                                          -------------   -------------
                                          NIS thousands   NIS thousands
                                          -------------   -------------
     Open accounts and accrued revenues       2,256             405
     Checks, standing orders and credit
        cards receivable                      3,724           1,232
                                              -----           -----
                                              5,980           1,637
     Allowance for doubtful accounts           (213)             --
                                              -----           -----
                                              5,767           1,637
                                              =====           =====

Note 4 - Other Receivables

     Consists of:

                                                     As at           As at
                                                  December 31     December 31
                                                      2002            2001
                                                 -------------   --------------
                                                 NIS thousands   NIS thousands*
                                                 -------------   --------------
     Prepaid expenses                                  13              12
     Government institutions - Income Tax               5               4
     Government institutions - Value-Added Tax          5              --
     Other                                             34              37
     Related parties                                    3               2
                                                      ----            ----
                                                       60              55
                                                      ====            ====

Note 5 - Inventory

     Consists of:

                              As at           As at
                           December 31     December 31
                               2002           2001*
                          -------------   -------------
                          NIS thousands   NIS thousands
                          -------------   -------------
     Stock in warehouse       3,252             --
                              -----            ---
                              3,252             --
                              =====            ===

     *    Reclassified due to discontinued operations

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 6 - Property and Equipment, Net

     A.   Consist of:

                                          Computers       Furniture and       **Motor        Leasehold
                                        and software    office equipment     vehicles      improvements        Total
                                        -------------   ----------------   -------------   -------------   -------------
                                        NIS thousands     NIS thousands    NIS thousands   NIS thousands   NIS thousands
                                        -------------   ----------------   -------------   -------------   -------------
     Cost
     As at January 1, 2001*                 1,678              143               289              50            2,160
     Additions                                940               22                --             620            1,582
                                            -----              ---               ---           -----           ------

     As at December 31, 2001*               2,618              165               289             670            3,742

     Additions                              6,432              440               855           1,635            9,362
     Disposals                                 --              (28)             (587)             --             (615)
                                            -----              ---               ---           -----           ------

     As at December 31, 2002                9,050              577               557           2,305           12,489
                                            =====              ===               ===           =====           ======

     Depreciation

     As at January 1, 2001*                    72               12                --               7               91
     Depreciation                             160                9                33              31              233
                                            -----              ---               ---           -----           ------

     As at December 31, 2001*                 232               21                33              38              324

     Depreciation                           3,488               44               246             382            4,160
     Disposals                                 --              (12)             (220)             --             (232)
                                            -----              ---               ---           -----           ------

     As at December 31, 2002                3,720               53                59             420            4,252
                                            =====              ===               ===           =====           ======

     Property and equipment, net

     As at December 31, 2002*               5,330              524               498           1,885            8,237
                                            =====              ===               ===           =====           ======

     As at December 31, 2001*               2,386              144               256             632            3,418
                                            =====              ===               ===           =====           ======

*    Reclassified due to discontinued operations.

** Includes motor vehicles under financial lease agreements. Liens have been placed on such vehicles, in favor of the lessor.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 7 - Other Assets and Deferred Charges

     Consists of:

                                                   As at           As at
                                                December 31     December 31
                                                    2002           2001*
                                               -------------   -------------
                                               NIS thousands   NIS thousands
                                               -------------   -------------

     Customers list                                11,670            --
     Amortization and impairment in value of
        customers list                             (5,707)           --
                                                   ------           ---
                                                    5,963            --
                                                    =====           ===

Note 8 - Short-Term Bank Loans

     Consists of:

                                                 As at           As at
                                              December 31     December 31
                                                  2002           2001*
                                             -------------   -------------
                                             NIS thousands   NIS thousands
                                             -------------   -------------
     Credit from banks - Prime**                 17,758          2,409
     Short term loans                                --              2
     Current maturities of long term loans          202             32
                                                 ------          -----
                                                 17,960          2,443
                                                 ======          =====

     ** The prime rate as of December 31, 2002 was 10.4% (December 31, 2001 - 5.3%).

          See Note 13 with regard to bank guarantees.

Note 9 - Accounts Payable Consists of:

                                          As at           As at
                                       December 31     December 31
                                           2002           2001*
                                      -------------   -------------
                                      NIS thousands   NIS thousands
                                      -------------   -------------
     Trade payables - open accounts       4,507            1,097
     Checks payable                          23                9
     Trade payables abroad                    1               46
     Accrued expenses                       440              114
                                          -----            -----
                                          4,971            1,266
                                          =====            =====

     *    Reclassified due to discontinued operations.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 10 - Other Payables

                                                     As at           As at
                                                  December 31     December 31
                                                      2002           2001*
                                                 -------------   -------------
                                                 NIS thousands   NIS thousands
                                                 -------------   -------------
     Employees and payroll accruals                   234              535
     Liability for vacation and recreation pay        113              227
     Prepaid revenues                                  --               83
     Government institutions                           --              235
     Other                                             52               72
                                                      ---            -----
                                                      399            1,152
                                                      ===            =====

Note 11 - Liability for Severance Pay, Net

     The Company's liability for termination of employer-employee relations is computed according to Israeli Labor Law on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is partially covered by deposits in executive insurance policies at insurance companies.

     The Company's net liabilities disclosed in the balance sheet represent the balance of the liability not funded as above:

                                       As at           As at
                                    December 31     December 31
                                       2002            2001*
                                   -------------   -------------
                                   NIS thousands   NIS thousands
                                   -------------   -------------
     Liability for severance pay        683             165
     Less: amounts funded               (27)            (30)
                                        ---             ---
                                        656             135
                                        ===             ===
     *    Reclassified due to discontinued operations.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 12 - Long-Term Loans

     Long-term loans are as follows:

                                                                           As at           As at
                                                                        December 31     December 31
                                                                           2002            2001*
                                                                       -------------   -------------
                                                       Interest rate   NIS thousands   NIS thousands
                                                       -------------   -------------   -------------
     Capital lease obligations (linked to the Index)       5%-7%            493             112
     Less:  Current maturities                                             (202)            (32)
                                                                           ----             ---
                                                                            291              80
                                                                           ====             ===

     Loans from shareholders bear interest at the rate of 7.5% per year. Following a decision of the shareholders, the Company converted, during December 2002, shareholders' loans in the amount of NIS 24,651 thousand into premium on shares which were issued to shareholders in the past.

     In the comparative figures, the shareholders' loans were reclassified as liabilities attributed to discontinued operations (see Note 19).

Note 13 - Guarantees, Commitments and Contingent Liabilities

     A floating lien has been placed on all the assets of the Company and all trade receivables as well as other receivables, to secure the liabilities for the bank. The amount of liabilities, which are secured in the above mentioned lien is NIS 40,143 thousand as of December 31, 2002.

Note 14 - Revenues

              Year ended      Year ended      Year ended
              December 31     December 31     December 31
                 2002            2001*           2000*
             -------------   -------------   -------------
             NIS thousands   NIS thousands   NIS thousands
             -------------   -------------   -------------
     Sales      24,453          21,214             --
     Other       6,117             966             --
                ------          ------            ---
                30,570          22,180             --
                ======          ======            ===

     *    Reclassified due to discontinued operations.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 15 - Cost of Revenues

                                      Year ended      Year ended      Year ended
                                      December 31     December 31     December 31
                                         2002            2001*           2000*
                                     -------------   -------------   -------------
                                     NIS thousands   NIS thousands   NIS thousands
                                     -------------   -------------   -------------
     Cost of goods                      15,875           12,524           --

     Salaries and related expenses         742            1,046           --
     Depreciation                        3,443              163           --
     Other                               1,393              667           --
                                        ------           ------          ---
                                        21,453           14,400           --
                                        ======           ======          ===

Note 16 - Selling and Marketing Expenses

                                           Year ended      Year ended      Year ended
                                           December 31     December 31     December 31
                                              2002            2001*           2000*
                                          -------------   -------------   -------------
                                          NIS thousands   NIS thousands   NIS thousands
                                          -------------   -------------   -------------
     Salaries and related expenses            4,174            4,774            --
     Advertising and Marketing expenses       4,567            1,095            --
     Distribution fees                          236              310            --
     Other                                       --               32            --
                                              -----            -----           ---
                                              8,977            6,211            --
                                              =====            =====           ===

     *    Reclassified due to discontinued operations.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 17 - General and Administrative Expenses

                                      Year ended      Year ended      Year ended
                                      December 31     December 31     December 31
                                         2002            2001*           2000*
                                     -------------   -------------   -------------
                                     NIS thousands   NIS thousands   NIS thousands
                                     -------------   -------------   -------------
     Salaries and related expenses       1,185            2,125            --
     Depreciation                          484               --            --
     Professional fees                     154               53            --
     Car maintenance                       154               32            --
     Postal and communication              482              151            --
     Office maintenance                    711              344            --
     Provision for doubtful debts          273               45            --
     Other                                 250              205            --
                                         -----            -----           ---
                                         3,693            2,955            --
                                         =====            =====           ===

Note 18 - Financing Expenses

                                                      Year ended      Year ended      Year ended
                                                      December 31     December 31     December 31
                                                         2002            2001*           2000*
                                                     -------------   -------------   -------------
                                                     NIS thousands   NIS thousands   NIS thousands
                                                     -------------   -------------   -------------
     Interest expense (income) on short-term loans
        from banks                                         93             158             --

     Other, mainly derived from erosion of trade
        receivables and trade payables                     97              --             --
                                                          ---             ---            ---
                                                          190             158             --
                                                          ===             ===            ===

     *    Reclassified due to discontinued operations

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 19 - Discontinued Operation

     The Company reached the decision in June 2002 to close down its operation in the line of business of imported merchandise sold through its self produced mail order catalog. The reclassification of the assets and certain liabilities attributed to discontinued operations were effected based on specific allocations. Other liabilities including shareholders' loan and bank credit were attributed according to a ratio between the deficit derived from the continuing and discontinuing operations.

     The reclassification of the revenues and expenses to discontinued operations is effected as a specific allocation, other than the financing expenses which were reclassified according to the ratio of liabilities attributed to the discontinued operation.

                                                                As at          As at
                                                            December 31     December 31
                                                               2002            2001*
                                                           -------------   -------------
                                                           NIS thousands   NIS thousands
                                                           -------------   -------------
     Assets attributable to discontinued operations
     Trade receivables, net                                    2,840           13,091
     Other receivables                                            80              297
     Inventory                                                    --            7,679
     Property and equipment                                       --           10,378
     Other asset                                                  --            9,822
                                                              ------           ------
                                                               2,920           41,267
                                                              ======           ======
     Liabilities attributable to discontinued operations
     Short-term bank loans                                    22,183           30,548
     Accounts payable                                          2,172           14,378
     Other payables                                            3,634            4,916
     Long-term liabilities                                       172              845
     Long-term loans from shareholders                            --           22,989
                                                              ------           ------
                                                              28,161           73,676
                                                              ======           ======

                                            Year ended      Year ended      Year ended
                                            December 31     December 31     December 31
                                                2002           2001*           2000*
                                           -------------   -------------   -------------
                                           NIS thousands   NIS thousands   NIS thousands
                                           -------------   -------------   -------------
     Revenues                                   8,381         43,520          51,289
                                              -------        -------         -------
     Cost of revenues                         (10,200)       (35,598)        (35,947)
     Selling and marketing expenses            (5,157)       (15,798)        (19,071)
     General and administrative expenses       (6,680)        (6,792)         (7,329)
                                              -------        -------         -------
                                              (22,037)       (58,188)        (62,347)
                                              -------        -------         -------
     Loss from operations                     (13,656)       (14,668)        (11,058)
     Financing expenses, net                   (1,492)        (3,323)          1,603
                                              -------        -------         -------
     Net loss                                 (15,148)       (17,991)        (12,661)
                                              =======        =======         =======

     * Reclassified due to discontinued operations.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Material Differences Between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements

     A. The Company's financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the net assets, income, shareholders equity or cash flows of the Company and Consolidated, are set out below.

          1.   Effect of inflation:

          The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2C. According to such Israeli accounting principles, the Company measures the effect of price level changes in the Israeli economy.

          U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in reconciliation to U.S. GAAP.

          2.   Liability for severance pay:

          Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

          Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2002 and 2001, such funded amounts were NIS 34 thousand and NIS 127 thousand respectively.

          3.   Customer list

          According to Israeli GAAP as prescribed in Accounting Standard 15, the Company wrote down the value of the customer list to its carrying value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life term.

          In the past, the Company titled this asset as goodwill since there was no distinction between the titles. Under U.S. GAAP, the Company cannot reclassify an intangible asset derived from acquisitions unless it meets certain criteria stipulated in EITF D-100. Since this asset is considered to be goodwill under U.S. GAAP, it was assessed for impairment upon the adoption of SFAS 142 on January 1, 2002 and fully written off on June 2002 after reassessment. In accordance with the said test, the Company identified that the reporting unit to which the goodwill is attributed was impaired. When the Company applied the second step of the impairment test, the Company determined that the implied fair value of the goodwill is zero.

          4.   Discontinued operation

          In accordance with Israeli GAAP (Standard 8) when a company reaches a decision to wind up an activity, it has to reclassify all amounts - balances, statement of operations items, cash flow items to discontinued operations including reclassification of comparative figures.

          According to US GAAP, the activity does not meet the criteria for classifying it as a discontinued operation under FAS144 since the Company will have some continuing involvement in winding down the operation.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Material Differences Between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (cont'd)

          5.   Impairment or disposal of long-lived assets

          The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Material Differences Between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (cont'd)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statement.

     The following is the summary of the material adjustments to net income and shareholders' equity which would have been required if US GAAP had been applied instead of Israeli GAAP

     1.   Statement of Operation

                                                                    Consolidated
                                                     ---------------------------------------
                                                     December 31   December 31   December 31
                                                        2002          2001          2000
                                                     -----------   -----------   -----------
     Net loss Israeli GAAP                             (18,934)      (19,530)      (12,661)
     Net loss from continuing operations                (3,786)       (1,539)           --
     Net loss from discontinuing operations            (15,148)      (17,991)      (12,661)

     Adjustments to conform with US GAAP:

     Customer list write off (A3)                       (5,963)           --            --
                                                       -------       -------       -------
     Net loss US GAAP - continuing operations          (24,897)      (19,530)      (12,661)
                                                       =======       =======       =======

     Basic and diluted net loss per share (in NIS)
        in accordance with US GAAP                      (2,490)       (1,953)       (1,266)
                                                       =======       =======       =======

     2.   Balance sheets:

                                                             Consolidated
                                                       -------------------------
                                                       December 31   December 31
                                                           2002          2001
                                                       -----------   -----------
     Shareholders' funds - equity - Israeli GAAP         (28,232)      (33,949)

     Adjustment to conform with US GAAP:

     Customer list write off (A3)                         (5,963)           --
                               -                         -------       -------
     Shareholders' equity in accordance with US GAAP     (34,195)      (33,949)
                                                         =======       =======

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Material Differences Between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (cont'd)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

     3.   Impact of recently issued accounting standards

     (a)  SFAS 143 - Accounting for Asset Retirement Obligations

          In June 2001, The FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" (hereinafter SFAS 143). SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The adoption of SFAS 143 does not have a significant impact on the Company's financial statements.

     (b) SFAS 145 - Rescission of FASB Statement 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections

          In April 2001, the FASB issued SFAS 145, "Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections" (hereinafter SFAS 145). SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". FASB 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

          The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002. Early adoption is encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Company believes that the adoption of SFAS 145 will not have a significant impact on its financial statements.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Material Differences Between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (cont'd)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

     4.   Impact of recently issued accounting standards (cont'd)

     (c) SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities

          In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (hereinafter SFAS 146). SFAS 146 nullifies EITF 94-3. According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for charges in estimated fair value. SFAS 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. Earlier application is encouraged. The Company believes that the adoption of SFAS 146 will not have a significant impact on its consolidated financial statements.

     (d) FIN 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

          In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter the Interpretation), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Notes 8 and 13 to the financial statement. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

          The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company will apply the recognition and measurement entered into or modified after December 31, 2002.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Material Differences Between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (cont'd)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

     4.   Impact of recently issued accounting standards (cont'd)

     (e) FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities SAB 74 disclosure.

          On April 30, 2003, the FASB issued FASB statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The Company believes that the adoption of SFAS 149 will not make a significant impact on its consolidated financial statements.

     (f) FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

          On May 15, 2003, the FASB issued FASB statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company believes that the adoption of SFAS 150 will not have a significant impact on its consolidated financial statements.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Material Differences Between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (cont'd)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

     4.   Impact of recently issued accounting standards (cont'd)

     (g) Financial Accounting Standard Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities".

          In January 2003, the Financial Accounting Standard Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (hereinafter "the Interpretation"). According to the Interpretation, a Variable Interest Entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the Variable Interest Entity's activities or entitled to receive a majority's of the entity's residual returns or both. The enterprise that consolidates a Variable Interest Entity is called the primary beneficiary of that entity. The Interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a Variable Interest Entity but is not the primary beneficiary. The consolidation requirements of Interpretation 46 apply immediately to Variable Interest Entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company believes that the adoption of FIN 46 will not have a significant impact on the Company's financial statements.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Material Differences Between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (cont'd)

     B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

     4.   Impact of recently issued accounting standards (cont'd)

     (h)  EITF 00-21 - Revenue Arrangements with Multiple Deliverables

          In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal year beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company believes that the adoption of EITF 00-21 will not have a significant impact on the Company's financial statements.

Note 21 - Subsequent Events

     According to the Board resolution dated March 4, 2003, the Company decided to request a capital infusion by way of rights allocations to existing shareholders. The issuance of shares will be in a ratio of 10 shares vs. each existing one to be paid in cash or a bank guarantee in the sum of US$ 50 per share. Maximum amount to be issued is $ 5 million.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 22 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

     A.   Balance sheets

                                                             As at           As at
                                                          December 31     December 31
                                                              2002            2001*
                                                         -------------   -------------
                                                         NIS thousands   NIS thousands
                                                         -------------   -------------
     Current assets
     Cash and cash equivalents                                   22               1
     Trade receivables, net                                   5,767           1,537
     Other receivables                                           60              53
     Inventory                                                3,062              --
                                                            -------         -------
                                                              8,911           1,591
                                                            -------         -------

     Property and equipment, net                              7,651           3,366
                                                            -------         -------

     Other assets and deferred changes                        5,963              --
                                                            -------         -------

     Assets attributed to discontinued operations             2,920          38,381
                                                            -------         -------

                                                             25,445          43,338
                                                            =======         =======

     Current liabilities
     Short-term bank loans                                   17,960           2,293
     Accounts payable                                         4,971           1,189
     Other payables                                             399           1,082
     Related parties                                          2,015             453
                                                            -------         -------
                                                             25,345           5,017
                                                            -------         -------
     Long-term liabilities
     Liability for severance pay, net                           656             127
     Long-term loans                                            291              74
     Long-term loans from shareholders                           --           1,027
                                                            -------         -------
                                                                947           1,228
                                                            -------         -------

     Liabilities attributed to discontinued operations       28,161          69,183
                                                            -------         -------

     Shareholders' deficit                                  (29,008)        (32,090)
                                                            -------         -------

                                                             25,445          43,338
                                                            =======         =======

     *    Reclassified due to discontinued operations.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 22 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

     B.   Statement of operations

                                                  Year ended      Year ended
                                                  December 31     December 31
                                                      2002            2001*
                                                 -------------   -------------
                                                 NIS thousands   NIS thousands
                                                 -------------   -------------
     Revenues                                        30,112          20,700

     Costs and revenues                              21,129          13,434
                                                    -------         -------
     Gross profit                                     8,983           7,266

     Selling and marketing expenses                   8,830           5,793
     General and administrative expenses              3,478           2,782
                                                    -------         -------

     Loss from operations                            (3,325)         (1,309)
                                                    -------         -------

     Financing expenses, net                            526             171
     Other expenses (income), net                        42              (4)
                                                    -------         -------

     Net loss after financing expenses               (3,893)         (1,476)
     Minority interest in loss of a subsidiary           61              --
                                                    -------         -------

     Net loss from continuing operations              3,832          (1,476)

     Net loss from discontinued operations          (17,737)        (17,270)
                                                    -------         -------

     Net loss                                       (21,569)        (18,746)
                                                    =======         =======

     *    Reclassified due to discontinued operations.

                                                                 Gold Trade Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------
All amounts in thousands adjusted to NIS, except where otherwise stated

Note 22 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

     C.   Statement of changes in shareholders equity

                                                           Premium       Accumulated
                                        Share capital     on shares        Deficit          Total
                                        -------------   -------------   -------------   -------------
                                        NIS thousands   NIS thousands   NIS thousands   NIS thousands
                                        -------------   -------------   -------------   -------------
     Balance as of January 1, 2002             1                --         (32,091)        (32,090)

     Conversion of shareholders loans
        into Premium on shares                --            24,651              --          24,651

     Net loss for the year                    --                --         (21,569)        (21,569)
                                             ---            ------         -------         -------

     Balance as of December 31, 2002           1            24,651         (53,660)        (29,008)
                                             ===            ======         =======         =======

                               S I G N A T U R E S

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         INTERNET GOLD - GOLDEN LINES LTD.


                                         By: /s/ Eli Holtzman
                                             -----------------------------
                                                 Eli Holtzman
                                                 Chief executive officer


                                         By: /s/ Doron Turgeman
                                             -----------------------------
                                                 Doron Turgeman
                                                  Vice President Finances

Dated: June 30, 2003

                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------

*3.1        Memorandum of Association of the Registrant.

*3.2        Articles of Association of the Registrant.

*4.1        Specimen of Share Certificate.

*4.2 Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman.

*10.1       Employee Stock Option Plan dated June 1999 of the Registrant.

*10.2 Agreement between Poalim Properties the Registrant (Shares) Ltd., Isracard Ltd., Euronet Communications Ltd. and the Registrant dated June 1999.

*10.3 Managed Telecommunications Network Services Agreement between the Registrant and Euronet Digital Communications Ltd. dated August 18, 1998.

*10.4 Amendment to the Managed Telecommunications Network Services Agreement between the Registrant and Euronet Digital Communications Ltd. dated May 4, 1999.

*10.5 Agreement between The Ministry of Education for the State of Israel and Tadiran Information Systems effective December 1, 1997.

*10.6 Agreement between Tadiran Information Systems, Bynet Computer Communications Ltd. and the Registrant dated December 24, 1996.

**10.7 Hebrew version and an English summary of Lease Agreement between Rivka and Avraham Veron and the Registrant dated March 1999.

21          List of Subsidiaries of the Registrant

99.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3        Certification by Chief Executive Officer Pursuant to 18 U.S.C.
            Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4        Certification by Chief Financial Officer Pursuant to 18 U.S.C.
            Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------
* Previously filed as exhibit to the Registrant's Registration Statement on Form F-1, Registration No. 333-10576, and incorporated herein by reference.

** Previously filed as an exhibit to the Registrant Annual Report on Form 20-F for the year ended December 31, 2000, Commission File No. 0-30198.