Form 20-F
period 2004-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2005-06-28
CIK 1090159

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                       or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   For the fiscal year ended December 31, 2004
                                       or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                  For the transition period from _____ to _____

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

    Ordinary Shares, par value NIS 0.01
    as of December 31, 2004...................................... 18,431,500

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

                                  Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:
                             Item 17 [ ] Item 18 [X]

                                  INTRODUCTION

      Internet Gold - Golden Lines Ltd. is principally an Internet access business. We provide a wide array of Internet services tailored to meet the needs of our residential, small office and home office, or SOHO, and business subscribers, including Internet access and related value-added services, content and e-commerce activities through portals, as well as international telephony services. Our Internet access packages include basic access accounts, asymmetrical digital subscriber lines, or ADSL, and cable services, virtual private networks, or VPN, ISDN dial-up accounts, leased and frame relay lines and dial-up networking. We also provide hosting, integration, technological services and value-added solutions. Since our public offering in August 1999 until July 2001, our ordinary shares were listed on the NASDAQ Stock Market (symbol: IGLD), when the listing of our ordinary shares was transferred to the NASDAQ SmallCap Market. Beginning in February 2005, our shares are again listed on the NASDAQ National Market. Since March 2005, our shares have been traded on the Tel Aviv Stock Exchange, or TASE, as well. In April 2005, we completed an offering of convertible debentures and options, that are traded on the TASE, through the TASE. The offering was made exclusively in Israel, to Israeli residents. As used in this annual report, the terms "we," "us" and "our" mean Internet Gold - Golden Lines Ltd. and its subsidiaries, unless otherwise indicated.

      Except for the historical information contained in this annual report, the statements contained in this annual report are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results.

      Statements which use the terms "anticipate," "believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. "Key Information - Risk Factors"

      Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and in accordance with the generally accepted accounting principles of the Israeli GAAP. All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels.

      Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

                                TABLE OF CONTENTS

                                                                                                Page No.
                                                                                                --------
PART I....................................................................................          3

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......................          3
ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE.....................................          3
ITEM 3.       KEY INFORMATION.............................................................          3
              A.  Selected Financial Data.................................................          3
              B.  Capitalization and Indebtedness.........................................          5
              C.  Reasons for the Offer and Use of Proceeds...............................          5
              D.  Risk Factors............................................................          6
ITEM 4.       INFORMATION ON THE COMPANY..................................................         22
              A.  History and Development of the Company..................................         22
              B.  Business Overview.......................................................         24
              C.  Organizational Structure................................................         44
              D.  Property, Plants and Equipment..........................................         45
ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................         46
              A.  Operating Results.......................................................         46
              B.  Liquidity and Capital Resources.........................................         63
              C.  Research and Development, Patents and Licenses..........................         65
              D.  Trend Information.......................................................         65
              E.  Off-Balance Sheet Arrangements..........................................         67
              F.  Tabular Disclosure of Contractual Obligations...........................         67
ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................         67
              A.  Directors and Senior Management.........................................         67
              B.  Compensation............................................................         70
              C.  Board Practices.........................................................         71
              D.  Employees...............................................................         79
              E.  Share Ownership.........................................................         81
ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........................         82
              A.  Major Shareholders......................................................         82
              B.  Related Party Transactions..............................................         83
              C.  Interests of Experts and Counsel........................................         85
ITEM 8.       FINANCIAL INFORMATION.......................................................         85
              A.  Consolidated Statements and Other Financial Information.................         85
              B.  Significant Changes.....................................................         86
ITEM 9.       THE OFFER AND LISTING.......................................................         86
              A.  Offer and Listing Details...............................................         86
              B.  Plan of Distribution....................................................         87
              C.  Markets.................................................................         87

              D.  Selling Shareholders......................................................       87
              E.  Dilution..................................................................       87
              F.  Expense of the Issue......................................................       87
ITEM 10.      ADDITIONAL INFORMATION........................................................       87
              A.  Share Capital.............................................................       87
              B.  Memorandum and Articles of Association....................................       88
              C.  Material Contracts........................................................       91
              D.  Exchange Controls.........................................................       91
              E.  Taxation..................................................................       92
              F.  Dividend and Paying Agents................................................       99
              G.  Statement by Experts......................................................       99
              H.  Documents on Display......................................................       99
              I.  Subsidiary Information....................................................       99
ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS....................      100
ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................      101

PART II.....................................................................................      101

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................      101
ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..      101
ITEM 15.      CONTROLS AND PROCEDURES.......................................................      103
ITEM 16.      RESERVED......................................................................      103
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT..............................................      103
ITEM 16B.     CODE OF ETHICS................................................................      103
ITEM 16C.     PRINCIPAL ACCOUNTING FEES AND SERVICES........................................      104
ITEM 16D.     EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE....      105
ITEM 16E.     PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS.....      105

PART III....................................................................................      105

ITEM 17.      FINANCIAL STATEMENTS..........................................................      105
ITEM 18.      FINANCIAL STATEMENTS..........................................................      105
ITEM 19.      EXHIBITS......................................................................      106
S I G N A T U R E S.........................................................................      107

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.     KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      The following selected consolidated financial data for and as of the five years ended December 31, 2004, are derived from our audited consolidated financial statements which have been prepared in accordance with Israeli GAAP. The selected consolidated financial data as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements and notes included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere in this annual report.

      The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2004 (NIS 4.308 = $1.00).

                                                                                      YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------------------------------
                                                            2000        2001        2002        2003        2004          2004
                                                          --------    --------    --------    --------    --------    -----------
                                                                                                                      CONVENIENCE
                                                                                                                      TRANSLATION
                                                             NIS         NIS         NIS         NIS         NIS       DOLLARS *
                                                          --------    --------    --------    --------    --------    -----------
                                                                               (In thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
ISRAELI GAAP INFORMATION

Revenues:
Access revenues .......................................    119,848     139,850     156,336     146,906     156,385         36,301
International telephony service .......................          -           -           -           -       9,381          2,178
Other revenues ........................................     19,684      48,473      27,982      32,736      53,811         12,491
                                                          --------    --------    --------    --------    --------    -----------
Total revenues ........................................    139,532     188,323     184,318     179,642     219,577         50,970

Costs and expenses:
Cost of revenues ......................................     95,335     116,135      99,564      92,871      96,820         22,474
Selling and marketing expenses ........................     73,014      51,299      37,125      41,393      73,155         16,981
General and administrative expenses ...................     46,844      38,884      21,209      21,908      24,258          5,631
                                                          --------    --------    --------    --------    --------    -----------
Total costs and expenses ..............................    215,193     206,318     157,898     156,172     194,233         45,086

Income (loss) from operations .........................    (75,661)    (17,995)     26,420      23,470      25,344          5,884
Financing (expenses) income, net ......................      3,842       7,308       2,151      (3,235)        122             28
Other (expenses), net .................................        (21)     (2,332)         (3)     (2,592)     (1,077)          (250)
                                                          --------    --------    --------    --------    --------    -----------
Income (loss) from continuing operations ..............    (71,840)    (13,019)     28,568      17,643      24,389          5,662
Income tax benefits, net ..............................          -           -           -       1,935         301             70
                                                          --------    --------    --------    --------    --------    -----------
Income (loss) after income tax ........................    (71,840)    (13,019)     28,568      19,578      24,690          5,732
Company's share in net loss of investees from
  continued operations.................................     (2,193)       (682)     (1,530)     (1,538)       (396)           (92)
Minority interest in loss of a subsidiary .............          1         963           -           -           -              -
Loss of a subsidiary which the Company did not
  intend to bear ......................................          -         383           -           -           -              -
                                                          --------    --------    --------    --------    --------    -----------
Income (loss) from continued operations ...............    (74,032)    (12,355)     27,038      18,040      24,294          5,640
Loss from discontinued operations .....................     (7,355)     (8,843)          -           -           -              -
Company's share in loss of investees from
  discontinued operations .............................          -           -      (7,080)     (3,737)     (4,763)        (1,106)
                                                          --------    --------    --------    --------    --------    -----------
Net income (loss) .....................................    (81,387)    (21,198)     19,958      14,303      19,531          4,534
                                                          ========    ========    ========    ========    ========    ===========
Income (loss) per share, basic and diluted
Net income (loss) per NIS 0.01 per value of shares (in
  NIS) from continued operations ........................    (4.02)      (0.67)       1.47        0.98        1.32           0.31
Net income (loss) per NIS 0.01 per value of shares (in
  NIS) from discontinued operations .....................    (0.40)      (0.48)      (0.39)      (0.20)      (0.26)         (0.06)
                                                          --------    --------    --------    --------    --------    -----------
                                                             (4.42)      (1.15)       1.08        0.78        1.06           0.25
                                                          --------    --------    --------    --------    --------    -----------
Weighted average number of shares outstanding (in
  thousands)...........................................     18,432      18,432      18,432      18,432      18,432         18,432
                                                          ========    ========    ========    ========    ========    ===========

US GAAP INFORMATION

Net income (loss) from continued operations ...........    (70,909)     (6,232)     27,051      18,874      27,164          6,305

Net Loss - discontinued operations ....................    (12,960)    (17,649)    (21,128)     (6,803)     (6,588)        (1,529)
Net income (loss) .....................................    (83,869)    (23,881)      5,923      12,071      20,576          4,776

                                                                                      AS AT DECEMBER 31,
                                                          -----------------------------------------------------------------------
                                                            2000        2001        2002        2003        2004         2004
                                                          --------    --------    --------    --------    --------    -----------
                                                                                                                      CONVENIENCE
                                                                                                                      TRANSLATION
                                                             NIS         NIS         NIS         NIS         NIS       DOLLARS *
                                                          --------    --------    --------    --------    --------    -----------
                                                                                (In thousands, except per share data)
CONSOLIDATED BALANCE SHEETS DATA:
ISRAELI GAAP INFORMATION

Total assets ..........................................    251,765     228,322     169,052     214,004     300,023         69,644
Working capital .......................................     41,743      48,615      80,904      76,256      41,714          9,683
Total liabilities .....................................    146,760     144,510      65,284      95,933     176,477         40,965
Total shareholders' equity ............................    105,005      83,811     103,768     118,071     121,893         28,295

US GAAP INFORMATION

Total assets ..........................................    248,249     219,738     199,101     244,682     305,554         70,927
Total shareholders equity .............................    105,024      79,429      85,881     104,430     121,193         28,132

      ----------
      * The translation of NIS, amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2004 (NIS 4.308= $1.00).

EXCHANGE RATE INFORMATION

      The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for dollars, expressed in NIS per one dollar. The representative rate is the average between the buying rate and the selling rate of exchange.

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

                                                                                                 At Period
Period                                                    Average (1)      High         Low         End
------                                                    -----------    ---------   ---------   ---------
Year ended December 31, 2000...........................    NIS 4.078     NIS 4.198   NIS 3.967   NIS 4.041
Year ended December 31, 2001...........................        4.203         4.416       4.067       4.416
Year ended December 31, 2002...........................        4.736         4.994       4.416       4.737
Year ended December 31, 2003...........................        4.545         4.924       4.283       4.379
Year ended December 31, 2004...........................        4.478         4.634       4.308       4.308

----------
(1) The average of the representative rates on the last business day of each month during the relevant period.

                                                              High          Low
                                                              NIS           NIS
                                                             ------        -----
2004
----
December...............................................       4.374        4.308

2005
----
January................................................       4.414        4.352
February...............................................       4.392        4.357
March..................................................       4.379        4.299
April..................................................       4.395        4.360
May....................................................       4.416        4.348

On June 1, 2005, the representative rate was NIS 4.421 = $1.00.

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

RISKS RELATING TO INTERNET GOLD

WE HAVE EXPERIENCED OPERATING LOSSES IN THE PAST AND MAY INCUR LOSSES IN THE FUTURE.

      Although we have operated profitably since the third quarter of 2001, we cannot assure you that we will continue to be profitable. Most of our revenues have been derived from Internet access fees. As contemplated by our business plan, we intend to increase revenues derived from our various activities, and specifically, access fees for broadband services, provision of international telephony services, advertising on our portals and from e-commerce activities. These activities are expected to involve substantial sales and marketing expenses, and other costs.

      We may be required to make additional investments in order to maintain or to improve the level of our services, which will impair our profitability and no assurance can be given that the services will be profitable.

      We cannot assure you that we will be able to continue to successfully implement our business plan in the future.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY CAUSE OUR SHARE PRICE TO BE VOLATILE.

      Our revenues and operating results may vary significantly from quarter to quarter. As a result, you should not rely on quarter-to-quarter comparisons of our revenues and operating results as an indication of our future performance. In addition, due to the volatility in our market we cannot predict our future revenues or results of operations accurately. It is possible that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our securities is likely to fall.

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

REGULATORY AND LEGAL UNCERTAINTIES COULD ADVERSELY AFFECT THE TERMS OF OUR LICENSES AND COULD HARM OTHER ASPECTS OF OUR BUSINESS.

      There have been various regulations and lawsuits, mainly in the United States, relating to the liability of Internet service providers, or ISPs, and portal operators for information carried on or through their services. The law in this area is unsettled and there may be new legislation and court decisions that expose companies such as ours to liabilities or affect their services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing, commerce, export and other controls. Regulatory developments could harm our business. Our Internet access business is subject to a license granted by the Israeli Ministry of Communications, which was renewed in January 2002 for an additional period of five years. The license grants us the right to provide Internet and related services, subject to several conditions mentioned in the license. The tendency of the Ministry of Communications not to limit the number of Internet service licenses is likely to increase competition, and may lead to a reduction in fees charged to subscribers. In April 2002, the Ministry of Communications granted cable television network providers licenses permitting them to supply infrastructure for the provision of Internet access through the current ISPs, but does not allow them to become ISPs themselves. However, we cannot predict whether the cable television network providers will be allowed to become ISPs in the future or if their licenses may be amended in any way, and how this will affect us. In addition, we cannot assure you that unfavorable regulations would not adversely affect our business.

      In June 2004, we received a license to provide international telephony services for a period of twenty years, commencing on the date of receipt of the license, which may be extended by the Ministry of Communications for additional 10-year periods. The license grants us the right to provide international telecommunication voice services and other related services, subject to several conditions mentioned in the license. We cannot be sure how the launch of the new international telephony services by Netvision Ltd., or Netvision, and Xfone 018 Ltd., or Xfone, new international telephony services providers in Israel, or how the grant of additional licenses by the Ministry of Communications will affect us. In addition, we cannot assure you that unfavorable regulations would not adversely affect our business.

      We may be exposed to substantial liabilities arising out of our business, especially those liabilities that are related to Internet activities. Currently, we have a professional liability insurance policy which may not cover all such exposure. In the event that we are found to be responsible for any such liability and/or required to pay for any damages resulting from any such responsibility, our business may be adversely affected.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY.

      ISP MARKET. We operate in the Internet access services markets, which by their nature have low barriers to entry and are extremely competitive. We expect intense competition in our markets to continue in the future. Increased competition could require us to lower our prices, grant incentives to subscribers and increase our selling and marketing expenses and related subscriber acquisition costs, and could also result in increased subscriber cancellations, loss of visitors to our portals and lower advertising revenues. We may not be able to offset the effect of these increased costs through an increase in the number of our subscribers, subscriber revenues or revenues from other sources.

      The ISP market in Israel is characterized by many participants. We also expect to face competition from telephone and cellular phone companies, cable television and DBS providers, wireless voice and data service providers and others. These companies could exploit their current established network infrastructure, high rate of penetration of households, and their ability to provide Internet access at significantly faster speeds and potentially include Internet access in their basic bundle of services or offer access for a nominal additional charge. In April 2002, the Ministry of Communications granted the cable television network providers licenses permitting supply of infrastructure for the provision of Internet access through the current ISPs in addition to Bezeq's license. However, we cannot predict whether the cable television network providers or Bezeq will become ISPs and consequently our competitors in the future or how these licenses may be amended in the future and how this will affect us. Additional international ISPs may also enter the Israeli market.

      PORTAL ADVERTISING. In order to attract advertisers, we need to continue to increase the amount of user traffic on our portals. Currently, there are other popular portals in Israel and many Israeli Internet users also use international portals, such as Yahoo! and MSN.com. We compete with these other portals, as well as other media, such as television, radio and print, for advertisers.

      E-COMMERCE. In 2004 there was extensive activity in the e-commerce market in Israel. The market is principally comprised of large retailers, importers of commercial products and manufacturers offering their own products and services over the Internet through their websites. There currently are very few companies that engage solely in e-commerce. Competition in e-commerce is intense and is likely to grow significantly as the e-commerce market evolves. We cannot guarantee that Gold Trade (Electronic Commerce) Ltd., or Gold Trade, or MSN Israel Ltd., or MSN Israel, will be successful, or that we will be able to compete effectively and succeed in this market.

      INTERNATIONAL TELEPHONY. The international telephony market is highly competitive. The intense competition and the fact that the customers are generally sophisticated customers with little loyalty, required us to lower the prices for our international telephony services in order to remain competitive. We cannot be sure if this will enable us to remain profitable or how the intense competition will affect us.

      Currently, the cellular telephony providers are restricted from providing international telephony services. The Ministry of Communications may grant them or other providers with additional licenses for the operation of international telephony services. We do not know how this will influence the competition in this market or how it will affect our ability to compete.

      In addition, as per our license, we have to pay royalties to the Ministry of Communications for our use of frequencies, for operation and registration. The requirement to make royalties payment, makes it more difficult for us to offer competitive prices to our customers in comparison to unlicensed VoIP operators.

      We expect the financial scope of the VoIP market in Israel will decrease in the coming years, as a result of the entrance of new competitors to the market, the cheap prices for the use of VoIP technology in comparison to the analog technology used in the past and because of various Internet software which allow free international communication on the Internet. We cannot evaluate the impact of these expected market changes and their affect on our ability to compete successfully.

OUR FAILURE TO MANAGE GROWTH EFFECTIVELY COULD IMPAIR OUR BUSINESS.

      Our growth has placed, and is likely to continue to place, a significant strain on our operational, administrative and financial resources, including our system of internal controls that we have modified or are in the process of modifying to accommodate the expansion of our business. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding subscriber base and is expected to continue to grow as we expand our Internet, international telephony, our portals and our e-commerce business.

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

OUR STRATEGY MAY NOT SUCCEED IN THE FUTURE.

      Since the fourth quarter of 2002, the significant increase in demand for broadband has been coupled with intense competition between all of the ISPs in Israel, which resulted in price reductions for services offered by all of the ISPs. Due to this tough market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 54% increase in the number of broadband customers in 2004 as compared to 2003. In order to penetrate the international telephony market and retain customers, we adopted an aggressive approach which included advertising in all media while offering the customers fair prices, which were lower than the prices offered by the then current providers. Although this strategy has been successful to date, we cannot assure you that this strategy will be successful in the future. Due to the price reductions caused by the aggressive competition as well as the expenses associated with our marketing efforts to attract customers, our profitability may be negatively impacted.

IF WE DO NOT SUCCESSFULLY DEVELOP OUR BRANDS WE MAY BE UNABLE TO ATTRACT ENOUGH CUSTOMERS TO OUR SERVICES OR SUFFICIENT TRAFFIC TO OUR PORTALS TO BECOME SUCCESSFUL.

      We must establish and strengthen awareness our brands and those of our subsidiaries. If we fail to create and maintain brand awareness, we are unlikely to attract enough customers to our Internet, international telephony and value added services or attract sufficient traffic to our portals to become attractive to advertisers and suppliers of products and services. Brand recognition may become even more important in the future with the growing number of Internet sites and Internet-based communications providers.

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

FAILURE TO ESTABLISH AND MAINTAIN STRATEGIC, MARKETING AND OTHER THIRD-PARTY RELATIONSHIPS COULD LIMIT OUR ABILITY TO ATTRACT AND RETAIN USERS.

      We have focused on and expect to continue to focus on the establishment of relationships with technology providers, importers of commercial products, retailers and other suppliers of products and services that we may sell. Because our agreements with third parties are generally short-term and non-exclusive, our competitors may seek to use the same partners that we do or attempt to adversely impact our relationships with our partners. In addition, some of our joint marketing agreements are based on oral understandings and not written agreements and so may be terminated at any time. We may not be able to maintain our third-party relationships or replace them on favorable terms. If our relationship partners fail to perform their obligations, reduce their business with us, choose to compete with us or provide their services to a competitor, we may have more difficulty building our subscriber base and attracting and maintaining visitors to our portals, and as a result our business and financial results may suffer. Also, our efforts to establish new relationships in the future may not be successful, which could affect the growth of our business.

THERE CAN BE NO ASSURANCE THAT OUR INVESTMENTS IN COOPERATION AGREEMENTS WILL BE SUCCESSFUL.

      A key element of our strategy is to enter into cooperation agreements. To date, we have entered into various cooperation agreements, including our establishment of MSN Israel with Microsoft Corporation. Our future success depends in part on the ultimate success of these cooperation agreements. The failure of one or more of our key joint venture investments could have a material adverse effect on our business, financial condition and results of operation.

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

IF WE LOSE OUR KEY PERSONNEL OR CANNOT RECRUIT ADDITIONAL PERSONNEL, OUR BUSINESS MAY SUFFER.

      Our success depends, to a significant extent, upon the continuing performance and services of our executive officers and other key employees. Specifically, Eli Holtzman, our chief executive officer, has been with us since our inception and has considerable experience in managing our business. Since we launched our Internet business in 1996, we (excluding our subsidiaries) have expanded from 99 employees as of December 31, 1996 to 835 full-time and part-time employees as of December 31, 2004, including a number of key managerial, marketing, planning, financial, technical and operations personnel. Most of these individuals have not previously worked together and need to be integrated as management and technology teams. As a result, our senior managers and technical personnel may not work together effectively as a team to successfully manage our growth. Our performance is substantially dependent on our ability to retain, motivate and successfully integrate our senior management and other key employees. We do not have "key person" life insurance policies on any of our key personnel.

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

      As the number of our subscribers using broadband services and the amount and type of information they wish to transmit over the Internet increases, we will need to significantly expand and upgrade our technology, processing systems and network infrastructure, which could be expensive and involve substantial management time. We do not know whether we will be able to accurately project the rate or timing of any such increases, or expand and upgrade our systems and infrastructure on time. The operation of broadband services through ADSL and cable technology is affecting our international bandwidth needs. As of June 1, 2005 our international bandwidth infrastructure had grown by 400% from the time we started to provide broadband services. In order to preserve the current service level to an increasing number of broadband customers, we may be required to extend our bandwidth by additional 30% by the end of 2005.

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

      We use network components located both in Israel and abroad, which must interact successfully without delay or interruption to provide service to subscribers. Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of web vandalism and similar events. Any of these events could expose us to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting our system is highly publicized, our reputation could be damaged and subscriber growth and portal visits could decrease. While we currently have partially redundant systems, we do not have full redundancy, a formal disaster recovery plan or alternative providers of hosting services. In addition, we do not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

WE DEPEND ON THIRD-PARTY SYSTEMS AND SERVICE PROVIDERS FOR OUR NETWORK TO PROVIDE OUR CUSTOMERS WITH OUR SERVICES.

      We rely on certain third-party computer systems, networks and third-party service providers, including local and long distance telecommunications companies such as Bezeq, Bezeq International, Barak I.T.C. (1995) Ltd, or Barak, MCI, PCCW-BTN and Med1 for leased lines. All Internet access by our customers is, and will continue to be, connected through leased lines from local and long distance telecommunications carriers.

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

      Many of our relationships with third party providers are terminable upon short notice. In addition, many of our third party suppliers and telecommunications carriers sell or lease products and services to our competitors and may be, or in the future may become, competitors themselves. Subject to various government regulations, our third party suppliers and telecommunications carriers could enter into exclusive arrangements with our competitors or stop selling products and services to us. If any of our arrangements with third parties is terminated, we may not be able to replace them, on commercially reasonable terms, or at all.

OUR INTERNATIONAL TELEPHONY SERVICES ARE SUBJECT TO NUMEROUS ADDITIONAL RISKS, INCLUDING RISKS RELATING TO OUR NETWORK.

      Our soft switch system is a highly complex computer system. Although it has been built with redundancy in mind, it is built to handle only one fault at a time. Two faults occurring at the same time may severely affect our service. Also, as the world of voice over IP continues to evolve, we are faced with the risks associated with the use of new software. Our international telephony service is based upon the operation of our soft switch system. This system was developed and is supported by Veraz Networks. Although our engineering staff is highly trained to support the system, there are numerous functions that they are unable to perform by themselves. If the level of service we get from Veraz decreases, it might adversely impact our ability to properly maintain our system and therefore have direct affect on our service.

      We do not have a direct connection to all the destinations around the world, we depend on business partners to connect calls generated from our services by our customers to their final destinations worldwide. Our level of service is totally dependent on the level of service we get from our international partners, both from the call completion perspective as well as from call quality perspective. Although we make extensive efforts in order to assure the quality of the calls as well as the world spread of our services, we cannot be sure that our partners will provide adequate level of service, that in such case we will be able to successfully replace the partner or that we will be able to maintain and increase the world spread of our services.

      We are neither a local telephone service provider nor a cellular provider, and are dependent on those providers in order to enable our customers to access our service. Therefore we are exposed to any change in their services and in the service level we get from those providers.

IF WE REQUIRE ADDITIONAL CAPITAL, WE MAY BE UNABLE TO RAISE IT ON FAVORABLE TERMS OR AT ALL.

      In April 2005 we raised NIS 220 million (approximately $51.1 million) in an offering of convertible debentures and options through the TASE. However, in the future, we may need to raise additional funds in order to fund expansion, develop new or enhanced services, or respond to competitive pressures. The availability of funds for future expansion and the development of new or enhanced services will depend upon a number of factors including our operating performance, investor interest and marketing conditions. If we raise additional funds by issuing equity or convertible debt securities, the holdings of our shareholders will be diluted and their ownership percentage will be reduced. Furthermore, any new securities could have rights, preferences and privileges senior to those of the ordinary shares.

      In addition, we may require additional substantial funding in the future to develop and expand the business of MSN Israel. We agreed to invest in MSN Israel and be responsible for its operating losses and capital expenditures. We and Microsoft each have the right to terminate the agreement in case the cumulative losses of MSN Israel reach or exceed $10 million. Although MSN Israel is currently profitable, we cannot predict what these costs could be and if MSN will be able to bear such costs. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If we do not invest additional funds, if and when required, we shall be in breach of our agreement with Microsoft Corp.

THE INDUSTRY IN WHICH WE OPERATE IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES AND FREQUENT NEW PRODUCT AND SERVICE INTRODUCTIONS; WE MAY NOT BE ABLE TO KEEP UP WITH THESE RAPID TECHNOLOGICAL AND OTHER CHANGES.

      The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, introductions and enhancements and changing consumer demands. These new products, services and technologies may be superior to the services and technologies that we use, and may render our services and technologies obsolete or require us to incur substantial expenditures to modify or adapt our products, services or technologies. Our future success will depend on our ability to continually improve the performance, features and reliability of our Internet, international telephony and other services in response to competitive service and product offerings and the evolving demands of the marketplace.

OUR FUTURE SUCCESS DEPENDS ON THE CONTINUED GROWTH IN THE USE OF THE INTERNET, INTERNATIONAL TELEPHONY SERVICES AND OTHER RELATED SERVICES IN ISRAEL.

      We rely on revenues generated from the sale of Internet access, international telephony, portal advertising and related services, and, to a limited extent, e-commerce. If acceptance and growth of Internet use and services do not occur or Internet use declines, our business and financial results will suffer. Alternatively, if Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth or its performance or reliability may decline.

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

WE FACE POTENTIAL LIABILITY FOR INFORMATION ACCESSED AND PRODUCTS AND SERVICES SOLD THROUGH OUR PORTALS.

      We could become liable for false or misleading information accessed through our portals or content co-branded sites with third parties, and for defective products and services sold as part of our business. The potential liability of ISPs and portals such as ours for information accessed through their portals is uncertain. It is possible that claims may be filed against us based on defamation, obscenity, negligence, copyright or trademark infringement or other theories. These types of claims have been brought, sometimes successfully, against providers of Internet services in the past.

      Gold Trade and MSN Israel are involved in the sale of products and services by third parties over the Internet (e-commerce). If these products or services were defective or were manufactured or supplied in breach of others' intellectual property rights, Gold Trade and MSN Israel could be liable to customers who purchase these products or services or to the owners of the intellectual property.

      Although we attempt to reduce our liability through contractual indemnification from our suppliers and disclaimers, there is no guarantee that we would be successful in protecting ourselves against this type of liability. Even if we ultimately succeeded, legal action against us would divert management time and resources, could be costly and is likely to generate negative publicity for our portals and our business generally. We may also be forced to implement expensive measures to alter the way our services are provided to avoid any further liability.

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

      DOMAIN NAMES. We and our subsidiaries and affiliates, hold numerous Internet domain names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

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

COMPLIANCE WITH THE CHANGING CORPORATE GOVERNANCE REGULATIONS AND PUBLIC DISCLOSURE REQUIREMENTS MAY RESULT IN ADDITIONAL EXPENSES.

      Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and NASDAQ Stock Market rules, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our operating results and business prospects.

RISKS RELATING TO OUR RELATIONSHIP WITH THE EUROCOM GROUP

OUR PRINCIPAL SHAREHOLDER OWNS A CONTROLLING INTEREST IN OUR COMPANY AND IS ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR BUSINESS, INCLUDING WAYS WHICH MAY BE ADVERSE TO OUR PUBLIC SHAREHOLDERS.

      Our controlling shareholder, Euronet Communications Ltd., or Euronet Communications, holds 68.81% of our ordinary shares. Euronet Communications is a wholly owned subsidiary of Eurocom Communications Ltd., or Eurocom Communications, which is a 50.33% owned subsidiary of Eurocom Holdings Ltd., or Eurocom Holdings (an additional 0.67% interest is owned by Mr. Shaul Elovitch, our chairman, and the chairman of the board of directors of Eurocom Holdings). As a result, Eurocom Communications and Eurocom Holdings will continue to be able to exercise considerable influence over our operations and business strategy and control the outcome of all matters involving shareholder approval, although their holding in us may be diluted following our March 2005 offering, including:

      o the composition of our board of directors including the appointment and removal of officers;

      o     mergers or other business combinations involving us;

      o     acquisitions or dispositions of our assets;

      o     future issuances of our ordinary shares or other securities;

      o     our incurrence of debt;

      o various agreements, amendments, waivers and modifications to the agreements between us and Eurocom Communications, Eurocom Holdings and their affiliates; and

      o     payments of dividends on our ordinary shares.

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

RISK RELATED TO OUR ORDINARY SHARES

OUR SHARE PRICE HAS BEEN VERY VOLATILE AND MAY DECLINE IN THE FUTURE.

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

OUR SHARE PRICE COULD BE ADVERSELY AFFECTED BY THE SALE OR THE PERCEPTION THAT CERTAIN SHAREHOLDERS COULD REQUIRE US TO SELL THEIR SHARES.

      Prior to our IPO we granted Euronet Communications and other shareholders, who together hold 69.7% of our ordinary shares, registration rights under the U.S. Securities Act of 1933 with respect to their shares, giving them rights to:

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

      Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required. Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a 75% majority of the shareholders present and voting at a meeting, unless such company amends its bylaws to require a different voting requirement. In certain cases, court approval is also required. Under the Israeli Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. The purchase of shares leading to a 90% holding or more requires a full tender offer. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Israeli Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel in certain stock exchanges. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws. Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the Israeli Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

      Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges our shares for shares of a foreign corporation to immediate taxation in case of gain to such shareholder.

      These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

RISKS RELATED TO OUR DEBENTURES

WE MAY NOT BE ABLE TO MAKE OUR DEBT PAYMENTS IN THE FUTURE.

      In March 2005, we offered securities to the public in Israel, including convertible debentures. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, legal, regulatory and technical factors, including some factors that are beyond our control.

      In addition, if we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. Furthermore, cash flows from our operations may be insufficient to repay the debentures in full at maturity. Our ability to refinance our indebtedness, including the debentures, will depend on, among other things:

      o     our financial condition at the time;

      o     restrictions in agreements governing our debt; and

      o     other factors, including market conditions.

      We cannot ensure you that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the debentures, which would permit the holders of our debentures to accelerate their maturity dates.

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

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any continuation of, or further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATION OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

      Many of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

THE ECONOMIC CONDITIONS IN ISRAEL HAVE NOT BEEN STABLE IN RECENT YEARS.

      In recent years Israel has gone through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate.

OUR BUSINESS MAY BE IMPACTED BY NIS EXCHANGE RATE FLUCTUATIONS.

      Most of our communications and advertising costs are quoted in dollars. As of June 13, 2002 we are required by law to state our prices in NIS to our residential and SOHO customers. Furthermore, if we expand our business into other countries, we may earn additional revenue and incur additional expenses in other currencies. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines). In future periods, our dollar assets (deposits) and our dollar denominated liabilities might commercially serve as partial economic hedges against future exchange rate fluctuations. Because all foreign currencies do not fluctuate in the same manner, we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

      A substantial devaluation of the NIS in relation to the dollar would substantially increase the cost of our services to Israelis, who pay us in NIS, and is likely to result in subscriber cancellations and a reduction in Internet use and e-commerce in Israel.

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE THE ACQUISITION OF OUR COMPANY DIFFICULT, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

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

      We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

ITEM 4.     INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd. In June 1999 we changed our name to Internet Gold - Golden Lines Ltd. We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 1 Alexander Yanai Street, Petach Tikva, Israel, and our telephone number is 972-3-939-9848. Our address on the Internet is www.zahav.net.il or www.zahav.msn.co.il. We also have an investor information site at www.igld.com. The information on our websites is not incorporated by reference into this annual report on Form 20-F.

      We began our Internet access business in January 1996 under the brand name "Internet Gold." We currently provide a wide array of Internet services tailored to meet the needs of our residential, small office and home office, or SOHO, and business subscribers, including Internet access and related value-added services, content and e-commerce activities through portals, as well as international telephony services. Our Internet access packages include basic access accounts, asymmetrical digital subscriber lines, or ADSL and cable services, virtual private networks, or VPN, ISDN dial-up accounts, leased and frame relay lines and dial-up networking. We also provide hosting, integration, technological services and value-added solutions.

      In June 2004, the Israeli Ministry of Communications granted us a license to provide international telephony services with an international prefix code of 015, sometimes referred to as international telephony services, 015 international telephony services, or 015 services. In August 2004, we launched the 015 international telephony services.

      In November 2004, we received a temporary license, for a trial offering of local telephony services in Israel. The license expires on November 30, 2005. Due to disagreements between the Ministry of Communications and Bezeq, we have not been able to act under the license.

      We have six subsidiaries:

      MSN Israel - our 50.1% owned joint venture with Microsoft Corporation (49.9% owned). MSN Israel manages the MSN Israel portal, offering Hebrew-reading Internet users MSN features such as personalized services, varied Internet content, e-commerce services (MSN Shops), four of Microsoft Internet's leading platforms - "Hotmail," "Messenger," "Passport," and "MSN Search" an Internet search engine as well as news. We agreed with Microsoft that we would invest in MSN Israel and be responsible for its operating losses and capital expenditures. We and Microsoft each has the right to terminate the agreement in case the cumulative losses of MSN Israel reach or exceed $10 million. In 2003, MSN Israel reached operating profitability as it developed new revenue channels such as Hosted Exchange, Hotmail's mail platform, and Messenger. In 2004, MSN Israel increased its revenues and profitability.

      Gold Mind Ltd., or Gold Mind - a wholly owned subsidiary. Gold Mind is engaged in the marketing and sale of Internet contents, technologies, virtual magazines and value added services, such as anti-virus and anti-spam services and develops selected Internet content ventures. In addition, Gold Mind is the owner of an Israeli popular Internet interactive games website - Vgames (www.vgames.co.il) and of a leading Russian-language portal in Israel-www.zahav.ru.

      Start Net Ltd., or Start - In November 2004, Gold Mind acquired 50% of the shares in Start from Ze'evi Computers & Technology Ltd., under a dissolution process. In December 2004 Gold Mind acquired the remaining 50% of Start's shares from MSN Israel. As per an agreement between Start and MSN Israel, MSN Israel manages the Start portal for Start. In March 2005, Start entered into an exclusive agreement with GOOP, one of Israel's most popular youth-oriented portals. Under this agreement, Start purchased all of GOOP's advertising properties until February 2007 (a period which will be automatically extended, unless notice is given by either party).

      Nirshamim Lalimudim Ltd., or Nirshamim - In March 2005, Gold Mind acquired 50% of the shares of the Nirshamim, a company operating the Israeli portal "Nirshamim" (www.nirshamim.co.il). The remainder of the shares will continue to be held by Nirshamim's founders. Nirshamim is a leading academic portal in Israel, servicing the university and post-university sector. Nirshamim's revenues derive from advertising educational institutions.

      Internet Gold International Ltd., or IGI - IGI is engaged in the promotion and advancement of cooperation activities with international corporations. Within the framework of such activities, IGI provides UUNET with Internet infrastructure segments for the benefit of UUNET's customers in Israel. IGI is also a distributor of supplemental services in the international telephony market, including pre-paid and calling card services.

      Gold Trade - In December 2004, we purchased all the shares of Gold-Trade not then held by us, including from Eurocom Marketing Ltd, our affiliated company. Gold Trade provides e-commerce services on its "P-1000" mega-mall. In November 2004, Gold Trade's board of directors resolved to cease all its operations, except for its e-commerce activity on the P-1000 website. Gold Trade also holds 51% of the rights in one of Israel most popular interactive book shop sites - www.dbook.co.il.

      We made capital expenditures of NIS 23.8 million ($5.5 million) (not including the purchase of rights of use of the international lines) in the year ended December 31, 2004, NIS 11.9 million ($2.8 million) in the year ended December 31, 2003 and NIS 12.6 million ($2.9 million) in the year ended December 31, 2002. Of the NIS 23.8 million of capital expenditures in 2004, an amount of NIS 18.3 million ($4.2 million) was invested in new network equipment and computers, NIS 4.2 million ($1 million) in furniture and office equipment and NIS 1.3 million ($0.3 million) in leasehold improvements.

      During 2005, we expect to incur capital expenditures of approximately NIS 13 million ($3 million) (not including the purchase of rights of use of the international lines), mostly for network equipment and computers. As of June 1, 2005, we are bound by contractual undertakings for $0.28 million of such amount, mostly for network equipment and computers.

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

      EVOLUTION OF THE INTERNET SERVICES MARKET. Today, Internet services consist primarily of Internet access, web hosting, co-location services, e-commerce solutions and e-advertising. Access services represent the means by which ISPs interconnect business and consumer users to the resources on the Internet. Access services vary from dial-up and broadband access for individuals and small businesses to high-speed dedicated access primarily for larger organizations, and can range from simple dial-up access to highly organized, personalized access coupled with value-added services. ISPs vary widely in geographic coverage, subscriber focus and the nature and quality of services provided to subscribers. In our experience, consumers are generally focused on speed and reliability of access, ease of use, subscriber service and price as they evaluate an ISP. In addition to speed and reliability of access, we believe many business subscribers want all their Internet-based requirements, such as access, web hosting, content and services offering and e-commerce applications, met by a single provider that can provide integrated Internet solutions, including a single billing statement for all services.

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

      THE ISRAELI MARKET. One of Israel's most important resources is its experienced and highly educated work force (one third of Israel's labor force has higher education qualifications). Israel has a population of more than 6.8 million people and approximately 2 million households. With a highly educated population, Israel has developed an export-oriented, technology-based, industrialized economy. The Israeli market adapts quickly to new technologies, especially in the communications technologies field. According to the Israeli Ministry of Communications, in 2004 Israel had a cellular penetration rate of 95% and a multi-channel television (cables and satellite) penetration of approximately 72%.

      Today, Internet services in Israel consist primarily of Internet access, web hosting, co-location services, content services, e-advertising and e-commerce solutions. Access services vary from dial-up and broadband access for individuals and small businesses to high-speed dedicated access primarily for larger organizations, and can range from simple dial-up access to highly organized, personalized access coupled with value-added services.

      The Israeli market experienced an impressive growth of the broadband Internet market, which had more than tripled to 640,000 subscribers in 2003, since 2002. In 2003, 430,000 new subscribers were added, more than twice the number of new subscribers in 2002. In 2004, there was a 50% increase in the number of broadband subscribers compared to 2003, and at the end of 2004 there were 940,000 broadband users. The Ministry of Communications reported that the broadband access penetration rate for households had risen from 30% in 2003 to 43% in 2004, giving Israel one of the highest rates of broadband access in the world.

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

INTERNATIONAL TELEPHONY SERVICES

      Since the opening of the international telephony market in Israel to competition in 1996, only three companies (Bezeq International, 012 Golden Lines and Barak) have provided international telephony services in Israel. The market, estimated to be two billion minutes and $440 million per year, was equally divided between the three companies.

      On June 2, 2004, we received a license to provide international telephony services in Israel and launched our international telephony services on August 7, 2004. In November and December 2004, Netvision and Xfone launched international telephony services in Israel.

      The international telephony market is highly competitive and all six providers had to offer low prices in order to attract or retain subscribers and minutes. In order to obtain a share in this market, we had to be aggressive, with low prices and massive use of advertising.

      In addition to the retail international telephony market in Israel, we are also active in the global wholesale market providing call termination services to more than 30 international carriers.

OUR STRATEGY

      From the end of 2000 until the fourth quarter of 2002, we concentrated on a strategy focused on profitability rather than market share. During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in price reductions for services offered by all ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 224% increase in the number of broadband customers in 2003 as compared to the year 2002. We have continued this policy during 2004. This strategy yielded a 54% increase in the number of broadband customers in 2004 as compared to 2003. Due to price reduction, caused by the aggressive competition in the broadband and the international telephony markets and our marketing efforts to attract customers, our profitability may be impaired.

      On August 7, 2004, we launched our international telephony services. Our penetration strategy was to use our customer base and Internet channels in order to penetrate the international telephony market, offering better pricing schemes than the ones offered by our competitors. The fierce competition, which resulted in decreasing prices with growing advertising expenses, may impair our profitability.

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

      Since August 2004, we offer international telephony services, both to subscribers and to subscribers of other providers, both residential and business. We currently provide international direct calls from Israel abroad. We intend to expand our services in the near future, by offering supplemental services, such as pre-paid services, post-paid services and 1-800 services.

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

       ACCESS                     SUMMARY
      SERVICES                  DESCRIPTION               TARGET CUSTOMERS            CURRENT PRICING INFORMATION
------------------------------------------------------------------------------------------------------------------------
ADSL Accounts           Broadband services using       Small business          Average monthly fee of NIS 35 to NIS 79,
                        ADSL technology.               subscribers and         depending on the services provided.
                                                       residential users.
------------------------------------------------------------------------------------------------------------------------
Cable Accounts          Broadband services using       Small business          Monthly fee of NIS 35 to NIS 79,
                        cable technology               subscribers and         depending on the services provided.
                                                       residential users.
------------------------------------------------------------------------------------------------------------------------
Basic Access            Internet access using modems   Small business          Unlimited Package - monthly fee of NIS
Account                 to dial-up our network.        subscribers and         34.9.
Standard Plan                                          residential users.      Hour Based Package - fee of NIS 12.49 to
                                                                               NIS 29.9 for four to ten hours per month.
                                                                               Additional hours cost NIS 2.5 each.
------------------------------------------------------------------------------------------------------------------------
ISDN Dial-up            Basic Account with digital     Small business          Monthly fee of NIS 34.9.
Accounts                service, which provides        subscribers and
                        faster access, also known as   residential users.
                        ISDN access.
------------------------------------------------------------------------------------------------------------------------
64Kbps and up leased    Twenty-four hour high speed    Business subscribers.   Minimum monthly fee of $99, depending on
Frame Relay Line        dedicated Internet access to                           services provided.
                        carry data traffic at a
                        speed of 64Kbps and up.
------------------------------------------------------------------------------------------------------------------------
Dial-Up Network         Enterprises can connect        Business subscribers.   Monthly fee of $29 to $69, depending on
(ISDN, ADSL & Cables)   their entire PC network to                             the number of network stations in an
                        the Internet via one router                            office and the services provided.
                        (analog or digital).
------------------------------------------------------------------------------------------------------------------------

      VALUE-ADDED SERVICES. We introduced a variety of enhanced, value-added services that enable our residential and business subscribers to obtain high-speed Internet access, outsource their Internet facilities and systems requirements and undertake e-commerce initiatives. The following table summarizes the current offering of residential and business value-added services:

    BUSINESS SERVICE                     SUMMARY DESCRIPTION                                TARGET CUSTOMERS
------------------------------------------------------------------------------------------------------------------------
Commercial Website      Through this service, a subscriber's website is        Business subscribers.
Hosting and Server      "hosted" on our servers or its computer is
Co-Location             installed in our network operations center. In
                        either case, the subscriber benefits from our
                        existing management facilities and receives a
                        high-speed, full-time connection to the
                        Internet; direct access to our high speed
                        network; use of our backed-up power supply,
                        network monitoring system and daily data
                        back-up; a secure climate-controlled
                        environment; and 24/7 technical support. All
                        access to these websites via our servers or the
                        co-located servers are processed on our servers.
------------------------------------------------------------------------------------------------------------------------
Global Roaming          Our systems are connected to the iPass roaming         Business and residential
                        system, which enables our subscribers to               subscribers.
                        access their Internet accounts while on the road,
                        without incurring long distance access charges.
                        iPass provides secure connections to corporate
                        networks, e-mail and the Internet with over
                        20,000 available hot spots around the world.
------------------------------------------------------------------------------------------------------------------------
Integrated Expert       Installing and maintaining LAN & WAN                   Business subscribers.
services                infrastructures with full technical support.
------------------------------------------------------------------------------------------------------------------------
Security services and   Penetration tests for networks and                     Business subscribers.
products                applications, security
                        assessments, internet fraud investigations
                        and security maintenance, content
                        filtering service. Installing and maintaining
                        firewall machines.
------------------------------------------------------------------------------------------------------------------------
Unified Messaging       Allows a subscriber to receive faxes from anywhere     Business and residential
                        to his mailbox at Internet Gold.                       subscribers.
------------------------------------------------------------------------------------------------------------------------
Virtual Magazines       Variety of virtual magazines in many different         Residential subscribers.
                        fields (news, economics, children, food, sports,
                        computers, lifestyle and leisure, etc.).
------------------------------------------------------------------------------------------------------------------------
"Galim" - The           Galim is a leading educational website in Israel.      Residential subscribers.
educational website     Galim addresses elementary school children (6 to 13
www.galim.org.il        years old) and their parents, and offers
                        experienced and differentiated learning, access
                        to varied information and develops skills
                        related to learning and researching through the
                        Internet.
------------------------------------------------------------------------------------------------------------------------

    BUSINESS SERVICE                     SUMMARY DESCRIPTION                                TARGET CUSTOMERS
------------------------------------------------------------------------------------------------------------------------
Ynet Encyclopedia       Ynet is the first encyclopedia in Hebrew
                        on the Internet, which is updated on a
                        daily basis. Ynet encyclopedia includes various
                        information in different formats, including
                        video, sound and thousands of pictures.
------------------------------------------------------------------------------------------------------------------------
Gold Mail               This service allows a subscriber to gain access to     Business and residential
                        his e-mail from any computer.                          subscribers.
------------------------------------------------------------------------------------------------------------------------
Vgames                  Vgames.co.il, Israel's first and largest gaming        Residential subscribers.
                        website, operated since October 1999 by our wholly
                        owned subsidiary, Gold Mind. It supplies Israeli
                        gamers with daily information about the interactive
                        entertainment industry: news, previews, reviews and
                        downloads. Since April 2001, Vgames operates an
                        online gaming community called "Vgamers Club,"
                        where paying members receive a semi-weekly online
                        gaming magazine.
------------------------------------------------------------------------------------------------------------------------
Anti-Virus              Integrated anti-virus service which protects the       Business and residential
                        mail box from virus threats. The anti- virus           subscribers.
                        program detects and removes viruses from e-mail
                        attachments.
------------------------------------------------------------------------------------------------------------------------
Anti-Spam               This service enables users to deal better with         Business and residential
                        the proliferation of "junk mail" (spam), saves time    subscribers.
                        and subscribers. prevents waste of storage space.
------------------------------------------------------------------------------------------------------------------------
Web Sites               Variety of paid portals and websites in varied         Residential subscribers.
                        topics (sports, children, leisure & life style).
------------------------------------------------------------------------------------------------------------------------
Content Filtering       An advanced and effective content
                        service, enabling parents to control their
                        children's' exposure to adult and other harmful
                        content on the web, by using a personal password
                        login.
------------------------------------------------------------------------------------------------------------------------
On Line Backup          This service enables users to automatically            Business and residential
                        backup files and save them for long periods with       subscribers.
                        the ability to retrieve them immediately.
------------------------------------------------------------------------------------------------------------------------

      INTERNATIONAL TELEPHONY SERVICES. We offer different packages of international telephony alternatives to meet the needs of our residential and business subscribers. The following table summarizes our most popular international telephony packages:

    BUSINESS SERVICE                     SUMMARY DESCRIPTION                                TARGET CUSTOMERS
------------------------------------------------------------------------------------------------------------------------
Minute based packages   Our regular packages - the subscriber pays per         Residential Subscribers
                        usage, for the minutes talked, without any
                        discounts or monthly fees.
------------------------------------------------------------------------------------------------------------------------
A Monthly fee plan of   The subscriber buys a number of minutes per month      Business and Residential subscribers
minutes                 for a monthly fee. For additional minutes, the
                        subscriber pays a discounted fee.
------------------------------------------------------------------------------------------------------------------------
Tailored packages       The subscriber pays per minute. We tailor special      Business subscribers
that meet the           prices for the subscriber to meet its needs.
subscriber's needs
------------------------------------------------------------------------------------------------------------------------

      We intend to expend our services and to offer supplemental services in the near future, such as pre-paid services, post-paid services and 1-800 services.

      E-ADVERTISING AND CONTENT. Through MSN Israel, we offer users personalized services using MSN features and varied Internet content, such as four of Microsoft Internet's leading platforms - "Hotmail," "Messenger," "Passport," and "MSN Search," an Internet search engine, as well as news and a wide variety of e-advertising services. Through Start-Net, zahav.ru and other portals, we also offer a vast variety e-advertising services and content.

      E-COMMERCE. Through Gold Trade, we offer a vast variety of products and services by way of electronic tenders, as well as online shopping and transactional opportunities for a wide range of other products and services. We emphasize expanding and refining our services to enhance our subscribers' Internet experience. Our technical staff is engaged in a variety of technical development and service enhancement activities and continuously evaluates new and innovative ideas and third-party software products and technology for potential incorporation into our systems and services. We also regularly update and expand the online services provided through our portals, organize content and develop online guides, help screens and other user services and resources.

CUSTOMERS

      Generally, we have been successful in attracting and acquiring new subscribers and retaining existing subscribers. Subscribers for our Internet access services are those customers to whom we provide broadband, dial-up or dedicated Internet access. As of December 31, 2004, we had a business customer base of 3,510 subscribers and of 339,146 residential and SOHO subscribers, representing a 35% growth rate in our business subscribers and a 9% growth rate in our residential and SOHO subscribers. Our broadband subscriber base grew by 54%. Our monthly churn rate increased from 1.4% in 2003 to an average of approximately 1.9% in 2004. Churn rate represents the number of subscribers canceling or disconnecting during a month as a percentage of the number of subscribers at the beginning of the month.

      Since August 2004, we have offered international telephony services and have been successful in acquiring subscribers. Subscribers to the international telephony services are not necessarily customers of our Internet access services. As of December 31, 2004 we had 86,300 subscribers for our international telephony services. As of May 31, 2005 our international telephony subscriber base has increased by 42%.

CERTAIN STRATEGIC AND OTHER RELATIONSHIPS.

      As part of our strategy, we have entered into strategic and other relationships with reputable Israeli and international companies. Our principal relationships are as follows:

      MICROSOFT CORPORATION. MSN Israel is 50.1% owned by us and 49.9% owned by Microsoft Corporation. The MSN Israel portal provides the same look and feel as MSN Worldwide and uniquely combines leading Israeli content and e-commerce providers and integrates them with Microsoft's leading network services.

MARKETING AND SALES

      Our marketing and sales strategy for both our Internet and international telephony customers combines brand building and demand increasing advertising with multi-channel marketing. We use multiple distribution channels: telemarketing centers, authorized dealers and store chains, cooperation with business partners, door-to-door sales and mass distribution. We continually evaluate the effectiveness of our sales and marketing programs, primarily by analyzing sales statistics such as incoming call volumes, sales volumes, and incentive offer response, in order to refine our marketing campaigns.

      MARKETING OF INTERNET AND ACCESS SERVICES

      MARKETING TO RESIDENTIAL SUBSCRIBERS

      Our integrated marketing and sales efforts for residential customers include the following elements:

      MARKETING ACTIVITIES. We engage in a variety of marketing and promotional activities to stimulate awareness of our broadband access services. These efforts are directed both to consumers who have not previously subscribed to Internet access services and to Internet users who may switch to our services after learning of their affordability and reliability. We principally employ targeted high-visibility media, including television, radio, Internet and printed media advertising, to solicit new subscribers. Our advertisements include a toll free 800 number (for regular phones) to allow potential customers to contact our sales staff.

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

      We engage in several activities to increase customer usage of our services by upgrading their surfing packages and offering them a variety of value added services and products. Our marketing and sales staff uses our customer database in order to approach relevant segments and offer them incentives to upgrade their packages or add wireless residential networks. Our after-sale activities include offering value-add services such as anti-virus or anti-spam services as well as a variety of newsletters and content services such as Vgames.

      We strongly believe that as a leading ISP we should focus on enriching customers' experiences. As such, our TV activities currently focus on content marketing via carefully chosen, humoristic programs and specially devised Internet sites supporting this content. We operate a successful humor channel under the MSN portal (www.smile.net.il) to promote the fun aspects of broadband and publish, by mail, a colorful and informative monthly newsletter named "Home Page" to our subscribers.

      JOINT MARKETING PROGRAMS. Our channel marketing program involves the promotion of our services by our marketing partners to their own customers. We believe that the subscribers obtained through our relationships with joint marketing partners accounted for at least 10% of our new subscribers in 2004. These joint marketing programs provide us with distinct advantages, including:

      o ability to gain leverage from the marketing partner's brand through joint advertising and promotions; and

      o cost-savings from contributions from marketing partners to our advertising and promotions budget.

      Our marketing partners typically display our applications and logos in their retail stores, distribute our promotional materials with their own products and services, and engage in joint promotion and co-marketing activities with us. Registering a new customer is easily performed through our unique on-line registration web-accessed platform. The sources through which we obtain customers include:

      o Israel's major consumer clubs like IDF personnel (www.mcc.co.il) and Israel's Teachers Union (www.itu.org.il) to which we offer specially tailored Internet packages;

      o home PC retail chains such as BUG (www.bug.co.il) located in the largest shopping malls in Israel, offering our Internet services accompanied with relevant software, hardware and communication products;

      o numerous of stand-alone PC stores that promote our Internet service and are compensated with a success fee; and

      o direct marketing partners, specializing in outbound telemarketing and door-to-door sales.

      MARKETING TO BUSINESS CUSTOMERS

      In marketing our services to business customers, our integrated marketing and sales approach is based on a one-stop-shop concept with an end-to-end solution for our business customers' communication needs, including:

      DIRECT SALES. We offer our products and services through a consultative sales approach, which enables us to better understand customers' needs and provides a variety of bundled Internet, international telephony and IP application and communication solutions. We offer a broad portfolio of data-security solutions, Web sites and servers hosting & co-locations solutions, data VPN and global IP communication solutions as well as professional services and whole system support services 24X7. Our approach is specifically designed to meet the budget and quality specifications of each business customer. We believe that our individualized approach allows us to provide our business customers with comprehensive solutions and superior ongoing support. We employ business sales representatives who have strong technical backgrounds and training. This approach helps us to better understand the needs of each customer's local business community and become familiar with the products, personalities and corporate identities of individual local companies. We also use direct marketing, including direct mail, telemarketing, seminars and trade show exhibits to target these business customers.

      MARKETING PARTNERS. We have entered into business-oriented product development and marketing alliances with partners. In addition we have built a network of authorized dealers, mainly business computer network integrators, which generates a considerable amount of business leads and contracts.

      CUSTOMER RETENTION PROGRAM. We have a team of experienced representatives specializing in residential and business customer retention. This team handles all incoming calls from customers who wish to cancel services or disconnect them, and utilizes a series of specially designed "retention tools" to help the representatives convince customers to stay connected.

      MARKETING OF INTERNATIONAL TELEPHONY SERVICES

      We launched our international telephony services in August 2004 and have since acquired an approximately 5% market share. Our marketing and sales strategy for this market combines brand building and increasing demand through advertising and multi-channel marketing. We make use of all existing channels originally developed for Internet subscribers as well as leverage our existing Internet subscriber base. In addition to continuous evaluation of our sales and marketing programs, we also employ in-depth analysis of customer activity and implement usage increase promotions directed at existing customers.

      MARKETING TO RESIDENTIAL SUBSCRIBERS. Our integrated marketing and sales efforts for residential customers include the following elements:

      MARKETING ACTIVITIES. Our marketing efforts in this area are directed primarily at consumers who have not previously subscribed or made use of our services, and may switch after learning about our price plans and honesty policy. Our activities focus on below-the-line promotions, utilizing proprietary databases and a concentrated effort toward niche sectors, such as the Russian-immigrant community. We also employ targeted media, including television, radio, Internet and carefully selected printed media advertising, to solicit new subscribers. Our advertisements include a toll free 800 number (for non-cellular phones) to allow potential customers to contact our sales staff.

      We continue to deliver the same customer service that generated satisfaction among our Internet customers. Our sales staff handles calls from prospective subscribers and follows up on leads generated by current service promotion packages and by analysis of proprietary databases.

      We engage in several activities to increase customer usage of our services by upgrading their subscription from simple registration to monthly payment-based programs. Our marketing and sales staff is using our customer database to approach relevant segments and offer them incentives to upgrade their packages.

      JOINT MARKETING PROGRAMS. We have been able to leverage our joint marketing programs to the benefit of our international telephony services, such as Israel Defense Forces personnel (www.mcc.co.il) and Israel's Teachers Union (www.itu.org.il) to which we offer specially tailored packages. We also added the country's leading cellular service providers to our list of on-going partnerships and created new ventures with various new-immigrant organizations.

      We also employ our current Internet sales channels, to create new telephony subscribers. These include stand-alone stores that promote our service for a success fee, as well as direct sales partners who specialize in outbound telemarketing and door-to-door sales.

      We plan to leverage our customer base as well as our partners and Internet channels in order to further penetrate to the international telephony market. We also intend to offer better pricing schemes than the ones offered today by our competitors and will provide new services to customers.

      MARKETING TO BUSINESS SUBSCRIBERS. In marketing our international telephony services to business customers, our efforts focus on below-the-line promotions, utilizing proprietary databases and a concentrated effort toward the existing business customers and special niche markets, like export and import businesses, embassies, etc. We also use targeted media, including selected printed media advertising, to solicit new subscribers. Our advertisements include a toll free 800 number (for non-cellular phones) to allow potential customers to contact our sales staff.

      We provide the same level of customer service to our international telephony subscribers as to our Internet subscribers. Our sales staff handles calls from prospective subscribers and follows up on leads generated by current service promotion packages, and by analysis of proprietary databases.

      Our marketing and sales staff uses our customer database to approach relevant segments and offer them incentives to upgrade their packages.

      We engage in several activities to increase customer usage of our services by upgrading their subscription and by bundling different services together (for example, Internet service and international telephony service.)

SUBSCRIBER SERVICE

      We have a strong commitment to subscriber satisfaction. Subscriber satisfaction has contributed to our efforts to keep churn rates low and achieve subscriber growth through subscriber referrals. We believe that the key factors contributing to subscriber satisfaction are network performance-primarily the reliability and speed of the Internet access service-subscriber technical support and the range and quality of our products and services.

      TECHNICAL SUPPORT. Knowledgeable and experienced support teams able to efficiently diagnose subscriber problems and prescribe corrective measures staff our technical support team. Technical support is available to all subscribers, 24 hours-a-day, seven days-a-week, 364 days a year. In order to efficiently service the different levels of support required, we maintain two separate technical support telephone banks staffed by two separate groups of technical support representatives to field calls from residential and business subscribers, respectively. In addition, our technical support staff for residential subscribers is divided into sub-specialized teams, one dealing with first time connection and the other providing ongoing support to previously connected customers. This system enables us to more efficiently address a wide range of technical problems for a variety of systems. Every subscriber can access our service and technical support by telephone, e-mail or fax. We also publish printed reference materials and maintain on our websites comprehensive descriptions of our subscriber care services, as well as troubleshooting tips and configuration information. In addition, technical support is available not only in Hebrew, but also in English, Russian and Arabic. Currently, we have about 186 technical support personnel for residential subscribers and 28 technical support personnel for business subscribers.

      SUBSCRIBER SERVICE. Our subscriber service department answers subscriber account, registration and other post-sale questions. Subscribers can also utilize our extranet to obtain real-time interactive subscriber service, and we have developed an online account information system that enables subscribers to view their bills and usage records on the Internet. Currently, we have 227 service personnel for residential subscribers and 18 service personnel for business subscribers.

      Non-technical subscriber support for our business subscribers is also provided by our business sales team, which works closely with the subscriber support group in handling pre- and post-installation questions raised by business subscribers. The business sales team also works with the business technical support group to ensure that subscriber's expectations are met.

NETWORK AND TECHNOLOGY

      Our network infrastructure designed to provide subscribers with reliability and speed and to minimize our costs through efficient use of our international and domestic bandwidth and implementation of a scalable infrastructure. Reliability is primarily achieved through redundancy in mission critical systems that minimizes the number of "single points of failure," i.e., points where the failure of a single component of the network could interrupt service to customers. Speed is achieved through clustered systems, diverse network architecture, multi-peered Internet backbone connections, aggressive load balancing and high-speed switching cores. Efficient bandwidth use is attained through policy-based routing and enhanced Internet web caching that optimize traffic through our multiple Internet connections.

      NETWORK INFRASTRUCTURE. Our network is built in a tiered manner in order to provide separation between different network functions. The following tiers exist in our network:

      THE ACCESS TIER - there are three major connectivity options for our customers to access our network:

      1. DIAL UP ACCESS- the network currently includes eight points of presence and has the capability to provide dial-up access, with local telephone calls, to the entire Israeli population. Each of our regional points of presence is connected to our two backbone data centers.

      2. BROADBAND ACCESS - currently broadband access is provided through either Bezeq, the local telephone provider, offering ADSL lines, or by HOT, a consortium of the three cable providers, which is the local cable provider that offers cable-modem access. Our network is connected to both of the operators and we offer our customers both types of connectivity. In order to ensure the highest levels of service to our customers and proper use by them, we have implemented a broadband aggregation system based on Cisco systems routers and switches.

      3. VARIOUS TYPES OF LEASED LINES - for business customers we offer all of the types of access offered by the local transmission providers. These offerings vary from traditional leased lines (e.g. E1 lines) through ATM connections to advanced Ethernet services. All business customer lines are connected to dedicated Cisco routers in order to provide the highest grade of service.

      THE CORE TIER - Our network is built around two backbone datacenters (one in Tel Aviv and one in Petah Tikva, both in central Israel). The two main sites are interconnected using a coerced wavelength division multiplexing, or CWDM, optical ring which provides 8Gbits/sec total throughput between the sites. Each datacenter in itself is built in a dual star topology, in order to achieve maximum reliability. The network fully supports multi protocol label switching, or MPLS, which enables us to assure quality of service for critical applications and utilize advanced techniques such as traffic engineering. MPLS also plays a crucial role in offering some value added services to business customers, mainly VPN services.

      THE EDGE TIER - This tier is where our network interconnects with other ISPs' networks which are either other Internet services providers in Israel or international upstream providers. We are directly connected to all the other major Israeli ISPs as well as to the Israeli Internet Exchange (IIX). Our network edge tier spans to three of the world's biggest Internet hubs where we co-locate edge routers in order to peer with upstream providers. Those hubs are:
New York, London and Frankfurt. This international reach of our network is designed to assure both geographical redundancy and efficient routing.

INTERNATIONAL BANDWIDTH: Incoming and outgoing - Total of 1,860 MB/sec.

CURRENT SERVICE:

      o 9 X 155 MB/sec (STM-1) leased fiber-optic line from Petach Tikva to London.

      o 2 X 155 MB/sec (STM-1) leased fiber-optic line from Petach Tikva to New York.

      o 1 X 155MB/sec (STM-1) leased fiber optic line from Tel-Aviv to Frankfurt.

      We continuously monitor capacity demands on our network, so network resources grow ahead of market demands. Generally, when the network reaches 70% to 80% utilization, which may occur at peak hours, we either order new capacity from third-party vendors or buy the necessary new systems and equipment in order to handle the current and forecast higher rates of use.

      NETWORK OPERATION CENTER. We operate a 24X7 network operations center staffed with trained operators who utilize advanced monitoring hardware and software to assure our service level and immediately handle faults if those occur. Our network operation center monitors network traffic, quality of service and security issues, as well as the performance of the equipment located at each of our various datacenters and points of presence. When required, our network operators refer issues to our engineering staff.

      INTERNATIONAL TELEPHONY OPERATORS. Currently, we principally provide direct outgoing international dial (DID) service to our customers in Israel. We are now in the process of establishing our activity in the pre-paid and post-paid calling cards services.

      As a new participant in the market, we decided to build our voice operations based on the latest technology available - soft switch technology. We selected Veraz Networks to provide us with their soft switch. The soft switch is the platform that enables us to connect to local telephone (both fixed and mobile) operators networks and offer our international telephony services to any subscriber in Israel.

      Our soft switch implements some of the most advanced protocols used today for voice and VoIP, switching.

      For redundancy and reliability reasons, the soft switch is installed in our two major backbone datacenters (Petach Tikva and Tel Aviv) and like our data network it is built so that no component will be a single point of failure. From those two locations we are connected to five different PSTN (Bezeq) switches in order to provide full redundancy, load balancing and efficient routing of calls.

      We are also connected to a growing base of international wholesale voice carriers (currently we have more then 15 different interconnect partners). This growing base of carriers ensures our ability to choose the optimal route for any destination, and also assures a high level of reliability.

      Our IP network is able to assure the proper quality of service for each application. This has enabled us to use the same IP network to support our international telephony operations as our Internet operations.

      In order to increase our voice network reach, we installed a VoIP gateway at our facility in Frankfurt. This gateway enables us to connect to operators which do not support VoIP. We intend to install such gateways at our two other international facilities (London and New York).

      In addition, we identified the necessity to protect our customers' and our own resources from various fraudsters which might damage them. Therefore, we purchased an advanced anti-fraud system. To fully implement the system's capabilities, we recruited anti-fraud investigators that were trained to use this specific system.

      The anti-fraud system examines each phone call that is carried out through our services, and alerts, in real time, on every call that might indicate a fraudulent behavior. To examine and investigate those warnings, the investigators use a variety of information sources, some public and some available to them due to our status as international telephony provider.

      To produce the warnings, the anti-fraud system relies on a set of filters. Those filters are manually defined by our head anti-fraud field.

      Our anti-fraud operation center is manned 24 hours a day, 365 days a year. The anti-fraud team investigates every warning message produced by the system. Because of the high sophistication of telephony hackers, the filters are updated manually and on regular basis to answer any new threat that hackers may come up with, and to make sure that our usage policy of the telephony system is imposed.

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

      o     pricing;

      o     a reputation for reliability and high-quality service;

      o     effective customer support;

      o     access speed;

      o     effective marketing techniques for customer acquisitions; and

      o     ease of use.

      We believe that, we have competed favorably to date, based on the following factors:

      o our strong brand recognition, achieved principally through innovative marketing programs; and

      o our emphasis on providing fast and reliable, high quality services and superior customer service and support.

      ACCESS SERVICES

      Our current principal competitors are the four other major ISPs in Israel. These competitors are: (i) Bezeq International Ltd., our principal competitor, a subsidiary of Bezeq, Israel's domestic telephone monopoly; (ii) NETVISION, affiliate of IDB Holding Corporation Ltd., or IDB, one of the largest holding companies in Israel; (iii) 012 Golden Lines, an affiliate of an Israeli cable company; and (iv) Barak; These competitors are also international telecommunications carriers that provide services in Israel. Following the opening of the international telecommunications market for competition in April 2004, we, as well as Netvision, and Xfone, applied to the Ministry of Communications for a license to provide international telephony services. On June 2, 2004, we received our license. Netvision and Xfone were also granted licenses a few months later.

      In the future we may have additional competition from new local telecommunication operators, such as Cellcom, Partner and Pelephone, the major cellular carriers in Israel which have already received ISP licenses, and from international ISPs. We do not know at present to what effect the entrance of such new competitors will have on our business.

      Moreover, we expect to face competition in the future from companies that provide connections to consumers' homes, such as telecommunications providers, direct broadcasting satellite and cable companies. We assume that bundling packages used by DBS providers, cable providers and Bezeq will increase the competition in the future.

      PORTALS

      MSN Israel currently competes with three other major portals in Israel:
Walla, which is its principal competitor, affiliated with Bezeq International Ltd., Ynet, which is affiliated with the largest media group in Israel - Yedioth Ahronoth; and Nana, which is affiliated with NetVision.

      E-COMMERCE

      Gold Trade competes through the brand name "P1000" with three other major e-commerce providers in Israel. These competitors are: (i) Netaction, which is affiliated with NetVision; (ii) Olsale, which is a privately-held company; and
(iii) Walla Shops, which is affiliated with Walla and Bezeq International. There are also several small companies that are active in this area. In addition, Israelis are able to purchase products and services (including on-line brokerage services) on international e-commerce websites, such as eBay and Amazon.

      Currently, most of the revenues from e-commerce in Israel are derived from auctions and group sales. We believe this trend will continue in 2005 as well.

      ADVERTISING ON PORTALS

      Israel's other domestic portals include Walla, Nana, Ynet, The Marker and Globes. Walla is a Yahoo! style portal, that provides news and mail services. Nana is a NetVision portal. Ynet is a portal owned by Yedioth Ahronoth, a major Israeli daily newspaper, and The Marker is owned by Ha'aretz, another major Israeli daily newspaper. In addition, many Israelis use international portals such as Yahoo! and MSN.com.

      INTERNATIONAL TELEPHONY SERVICES

      Since the opening of the international telephony market to competition in 1996, only three companies (Bezeq International, 012 Golden Lines and Barak) have provided international telephony services in Israel. The market, estimated to be two billion minutes and $440 million per year, was equally divided between those three companies.

      On August 7, 2004 we launched our international telephony services. Our penetration strategy was to use our customer base as well as our partners and Internet channels in order to penetrate to the international telephony market.

      In November 2004 and in December 2004, Netvision and Xfone launched their international telephony services. There are currently six international telephony service providers in Israel.

      The international telephony market is highly competitive and all the international telephony providers have to be very aggressive to obtain subscribers and to increase their market share. As a result of the competition, prices have significantly decreased and all the international telephony providers spend a lot of money on advertising and special campaigns, in order to obtain subscribers and market share. We cannot predict how the entrance of additional competitors will affect the international telephony market.

      GENERAL

      Some of our competitors and potential competitors have better brand recognition and greater financial, technical and marketing resources than us. In addition, Bezeq and the cable television companies have established network infrastructure which could provide them with lower cost access to subscriber homes for a range of competing applications and technologies. Two of our significant competitors, Barak and Netvision, are controlled by IDB. We cannot predict how a possible cooperation or merger between them will affect the market or our ability to compete successfully.

      Increased competition could result in:

      o limited subscriber growth, increased subscriber cancellations and loss of market share;

      o lower pricing for subscriber access and portal advertising and the need to offer more free access packages;

      o     decrease in traffic of international telephony calls;

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

      DOMAIN NAMES. We currently hold numerous Internet domain names, including the following: "zahav.net.il," "inter.net.il," "internet-zahav.net.il," "igld.com," "gold.net.il," "smile.net.il," "igld.net," "015.net.il," "015.co.il," "goldmind.co.il." We also hold, through our employees, among other domain names "vgames.co.il." MSN Israel holds, among other domain names, the Internet domain names: "msn.net.il," "ilovemessenger.co.il" and "zahav.ru" and has the right to use the domain names "msn.co.il," and "hotmail.co.il." Goldtrade holds the Internet domain names: "p1000.co.il," "p2000.co.il," "goldtrade.co.il" and "goldsecure.co.il." and Start holds the Internet domain names of "start.co.il," "msnphoto.co.il" and "msnshops.co.il." Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

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

GOVERNMENT REGULATION

      GENERAL. The operation of telecommunications services in Israel, including Internet access services, requires the grant of a general or specific license under the Communications Law (1982). The Ministry of Communications regulates the provision of telecommunications services in Israel. As of February 24, 2005, the Ministry of Communications had issued 57 specific licenses permitting the provision of Internet services. To date, the Ministry of Communications has not generally sought to limit the number of licenses granted to potential ISPs.

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

      MSN Israel was granted an ISP license that was extended until May 31, 2004. MSN Israel decided not to apply for the extension of the license.

      LICENSE TO PROVIDE INTERNATIONAL TELEPHONY SERVICES. On June 2, 2004, we received a license from the Israeli Ministry of Communications to provide international telephony services for a period of twenty years, commencing on the date of receipt of the license. The Ministry of Communications may extend the license for additional 10-year periods. The license grants us the right to provide international telecommunication voice services and other related services. The license is subject to several conditions, including conditions relating to installation and operation of equipment, maintenance of equipment, usage of frequencies, tariffs, payments of royalties, liability, insurance and guarantees. The license also includes requirements regarding agreements with customers, marketing and advertising customer service and continuity of service. Under the license, the Ministry of Communication is entitled to amend the conditions of our license based upon various considerations such as changes in the field of communications and government policy. Furthermore, the Ministry of Communications may cancel, restrict or suspend our license as specified in the Israeli Communication Law and regulations regarding the provision of international telephony services, if:

      o     we do not comply with the law;

      o we refuse to disclose information which we were obligated to disclose under law to the Ministry of Communications;

      o we do not duly pay royalties or other payments, which we were required to pay under our license;

      o     we fail to provide the required bank guarantee;

      o     there is a change of the control in our company; or

      o     we violate material conditions of our license, such as:

      o     we do not provide the services within the required time frame;

      o     we cease to provide the services;

      o we do not maintain a satisfactory level of telecommunication services;

      o we do not supply the services to the extent required under our license; or

      o we commit an act or omission, which causes harm or restricts competition in the international telecommunication field.

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

C.    ORGANIZATIONAL STRUCTURE

      We are a member of the Eurocom Holdings Group, one of Israel's largest communications groups. Eurocom Holdings is 100% owned by Messrs. Shaul Elovitch, chairman of our board of directors (80% of the ordinary shares and 75% of the management shares), and his brother, Yossef Elovitch, one of our directors (20% of the ordinary shares and 25% of the management shares). Eurocom Holdings owns a 50.33% interest and Arison Investments Ltd. owns the remaining 49.0% interest in Eurocom Communications Ltd. Arison Investments is an Israeli investment company and the largest member of a consortium that controls Bank Hapoalim. An additional 0.67% interest in Eurocom Communications is owned by Shaul Elovitch, directly. Eurocom Communications' main controlled holdings are: Eurocom Cellular Communications Ltd., the representative of Nokia mobile phones in Israel; Eurocom Industries (1986) Ltd., a holding company that owns Eurocom Marketing
(1986) Ltd., which markets office electronic equipment and consumer electronic products; Euronet Communications Ltd., Eurocom Digital Systems Ltd. (formerly Telbit Ltd.), a provider of customized networking solutions to businesses based on telephone network equipment and home digital telephones. Eurocom Holdings indirectly holds 85% (on a fully diluted basis) of Radius Broadcasting Ltd. and Radio F.M Hashfala Ltd., Israeli companies, each of which owns a regional radio station. Eurocom DBS Ltd., which is 100% owned by Eurocom Media Communications EU Ltd. (a company owned 50.33% by Eurocom Holdings Ltd., 49% by Arzaf Ltd., (which is 99% owned by Arison Investments Ltd., and 0.67% owned by Shaul Elovitch) owns approximately 32% of DBS Satellite Services Ltd.

      Set forth below is the legal name, location and country of incorporation and percentage ownership of each of our six subsidiaries. For description of the business of each of our subsidiaries, see Item 4.A. "Information on the Company
- History and Development of the Company."

      o     Gold Mind Ltd., a wholly owned subsidiary incorporated in Israel.

      o Start Net Ltd., a wholly owned subsidiary of Gold Mind, incorporated in Israel.

      o Nirshamim Lalimudim Ltd., a 50% owned subsidiary of Gold Mind, incorporated in Israel.

      o Internet Gold International Ltd., a wholly owned subsidiary, incorporated in Israel.

      o Gold Trade (Electronic Commerce) Ltd., a wholly owned subsidiary, incorporated in Israel.

      o MSN Israel Ltd. is an Israeli corporation in which we own a 50.1% equity interest. Microsoft Corporation holds the remaining 49.9% interest in MSN Israel.

D.    PROPERTY, PLANTS AND EQUIPMENT

      Our corporate headquarters are currently located in a 4,250 square meter leased facility in Petach Tikva, Israel. The term of the lease is ten years ending September 2009 and is subject to a renewal option for an additional ten years period. The annual rent for the premises is approximately NIS 2.1 million ($ 0.5 million) linked to the rate of exchange of the U.S. dollar. Our support department is located in a 250 square meter office in Ramat-Gan, Israel. The facilities are leased from Eurocom Holdings until June 30, 2007. See Item 7.B. "Related Party Transactions." In addition, we have six leases for our points of presence aggregating approximately 100 square meters in Hertzelya, Jerusalem, Netanya, Ramat-Gan, Airport City and Rosh Ha'yin.

      Gold Trade's commerce department and other Internet operations related departments are located in a 400 square meter leased facility in Petach Tikva. The term of the lease is 36 months ending December 2007, subject to a renewal option for an additional 24 months lease.

      Our subsidiary, MSN Israel, sub-leased office premises of 325 square meters from Gold Trade until December 31, 2003 (the termination of the first option period). In 2004, MSN Israel used 700 square meters and since January 2005 it has been using 800 square meters, on the same terms, although the lease agreement was not renewed.

      Currently, our aggregate monthly rental cost for all the facilities leased by us and our subsidiaries is $52,000. In the year ended December 31, 2004, we paid an aggregate of $620,000 in rental costs.

      While we believe that our facilities are adequate to serve our current needs, we may in the future need additional space in connection with the expansion of our operations. In the year ended December 31, 2004, we invested NIS 18.3 million ($4.2 million) (not including the purchase the purchase of rights of use of international lines) in new network equipment and computers, NIS 4.2 million ($1 million) in furniture and office equipment and NIS 1.3 million ($0.3 million) in leasehold improvements.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

      THE FOLLOWING DISCUSSION AND ANALYSIS IS BASED ON AND SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE RELATED NOTES, AND THE OTHER FINANCIAL INFORMATION INCLUDED IN THIS REPORT. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR CURRENT PLANS, ESTIMATES AND BELIEFS AND INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS REPORT.

OVERVIEW

      We are a leading Israeli Internet service provider serving as of December 31, 2004, 339,146 residential subscribers and 3,510 business subscribers. We provide a wide array of Internet services tailored to meet the needs of our subscribers, including Internet access and other value-added services, e-commerce and content services.

      We currently provide Internet services through a nationwide network providing dial-up, broadband, web hosting, web security and integration services. We offer a wide range of Internet access packages to meet the needs of our residential and business subscribers. We also offer related value-added Internet services, such as web faxing, virtual magazines, anti-virus, anti-spam and hosting, to attract and retain subscribers, increase usage and create additional revenue streams. By offering high-quality, price-competitive Internet access and related services at a varied range, we seek to develop both our residential and business subscriber base. In addition to providing Internet access and related services, we are a major operator in the portals and advertising market through our subsidiary MSN Israel (a joint venture with Microsoft Corp.) and in the e-commerce market through our e-commerce P-1000 site.

      From the end of 2000 until the fourth quarter of 2002, we concentrated on a strategy focused on profitability rather than market share. During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all local ISPs, which resulted in reductions of service prices by all ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 54% increase in the number of broadband customers in 2004 as compared to 2003. We have decided to continue this policy during 2005. Due to the price reductions caused by the aggressive competition in the broadband market and the expenses associated with our marketing efforts to attract customers, our profitability may be negatively impacted in the future.

      On June 2, 2004 we received a license to provide international telephony services. We launched these services on August 7, 2004. The first service we offered was direct calls from Israel to the rest of the world (approximately 240 countries). We intend to offer supplemental services in the near future, such as pre-paid services, post-paid services and 1-800 services. We offer our services to residential and business subscribers. As of December 31, 2004, we had approximately 86,300 subscribers for these services.

      The international telephony market, as well as the Internet market, is a very competitive market. Due to the conditions of the market and the entrance of two new competitors (NetVision and Xfone), we have adopted an aggressive penetration strategy in order to gain subscribers and market share. At this time we are continuing to keep a tight control on our expenses, but this strategy may negatively impact our profitability in the future.

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

      In accordance with applicable Israeli accounting principles, we maintain our accounts and present our financial statements in NIS, adjusted for changes in the Israeli consumer price index through December 31, 2003. Consequently, all previously published NIS amounts in our financial statements were adjusted each time we published new financial statements in order to reflect changes in the Israeli consumer price index, and so all information is presented in NIS adjusted to December 2003 and constitute the starting point for our nominal financial reports as of January 1, 2004. See Note 2C to the financial statements. Any additions made during 2004 are included according to their nominal values. This presentation of the comparative figures permits the financial information to be presented in NIS with identical purchasing power. The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange (as published by the Bank of Israel) at December 31, 2004 of NIS 4.308 = $1.00.

      The significant accounting policies that we believe are most critical to aid a reader in fully understanding and evaluating our financial condition and results of operation under Israeli generally accepted accounting principles are discussed below.

      REVENUE RECOGNITION. Most of our revenues are derived from Internet access. These revenues are recognized ratably over the period that services are provided. Other revenues include international telephony services, website hosting, electronic commerce and advertising revenues. Revenues from international carrier services are recognized according to minutes of traffic. Website hosting revenues are recognized as the services are performed. Electronic commerce revenues are recognized as the services are performed or when the goods are delivered, as applicable. Advertising revenues are recognized on a straight-line basis over the term of the contract. We consider revenue recognition to be critical since we have many revenue engines which involve subjective estimates by our management.

      Revenues from sale agreements which do not include a general right of return and which include a number of elements such as hardware, software and support agreements are split into separate accounting units and are recognized separately with respect to each accounting unit. An element constitutes a separate accounting unit if, and only if, it has a separate value to the customer and there is reliable and objective evidence regarding the fair value of all the elements of the agreement/the fair value of undelivered elements. Elements that are not split into an accounting unit due to non-fulfillment of the conditions specified above are grouped together under one accounting unit. Revenues from the various accounting units are recognized when the conditions for recognizing the revenues from the elements included in that same accounting unit according to their type have been fulfilled, and only up to the amount of the consideration that is not contingent upon the completion/execution of the other elements of the contract.

      Revenues from the sale of software licenses are recognized when all the following conditions have been met: the software has been delivered to the customer, collection of payment is probable, the amount of the contract has been or can be determined and there is objective and persuasive evidence of the contract and of our ability to allocate the consideration between the elements of the contract.

      We evaluate our revenue recognition policy every quarter with respect to existing and new accounting principles and new lines of business. In addition, every quarter we examine the different parameters that may affect our revenues and their recognition, such as customer credits, accrued revenues and revenues from cooperation with third parties. According to these examinations we decide on the required changes, if any, in our revenue recognition policies. Based on our past experience, our policy was appropriate and did not require complex estimates.

      ALLOWANCE FOR DOUBTFUL ACCOUNTS. The allowance for doubtful accounts represents management's estimate of the aged receivable balance considered uncollectible, based on past experience. All accounts aged over 150 days and accounts which have been forwarded to our lawyers are considered as doubtful accounts and are recorded as such. We evaluate our guidelines every quarter and examine the material parameters that might affect the assessment of our doubtful accounts, such as the population tendency to make timely payments, rate of checks returned for insufficient payment and blocked bank accounts. Our policy has been consistent and has proven itself over the years. Therefore, based on our past experience we believe this policy is appropriate

      IMPAIRMENT OF ASSETS. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment of Assets." The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet are not presented in an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. With respect to the implementation of this standard, subjective estimates are involved in the process of decision making. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

      The Standard applied to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "from hereon" method. As required under the Standard, we evaluate its impact every quarter, review cash flow analysis, the market prices of our assets and other relevant estimates to ensure an adequate implementation of the Standard.

THE EFFECT OF NEW ISRAELI ACCOUNTING STANDARDS IN THE PRE-APPLICATION PERIOD

      In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income." The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In our estimation, the impact of the Standard on our results of operations, financial position and cash flows will not be material.

BUSINESS BACKGROUND

      We earn revenues from Internet access services and value-added Internet services, advertising on our portals, e-commerce and international telephony services. To date, we have generated most of our revenues from our Internet access services to residential, SOHO (small office and home office) and business subscribers. Internet access revenues primarily consist of monthly subscriptions for broadband and dial-up access to the Internet. As a result, our revenues are directly affected by the total number of our paying residential, SOHO and business subscribers and the average price for our Internet access service per subscriber. At December 31, 2004 the number of our residential and SOHO subscribers was 339,146, a 9% growth rate in our residential and SOHO subscribers compared to December 31, 2003. The number of our business subscribers increased by 35% in 2004. The following table indicates the number of our residential (including SOHO) and business subscribers in 2003 and 2004 (in thousands):

                                                         2003   2004
                                                         ----   ----
Broadband..............................................   107    164
Dial-Up................................................    63     31
Occasional ............................................   143    144
Total residential subscribers..........................   313    339
Business subscribers...................................   2.6    3.5

      Most of our subscribers may cancel their subscriptions at any time. Some of our subscribers, who enter into annual, bi-annual or tri-annual contracts under special packages, are subject to certain penalty payments if they cancel during the contract period, including payments for the free benefits they received as part of the special package. Cash received from subscribers is applied to working capital when received.

      We also earn revenues from value-added Internet services, such as global roaming, web hosting, web faxing, virtual magazines, anti-virus, anti-spam and online e-commerce site implementation. We earn revenues for these services based either on our fixed prices for the service or a negotiated fee. In addition, we earn revenues from portal advertising at negotiated fees.

      In August 2004, we began to earn revenues from international telephony services. These revenues are generated from payments for the minutes used by subscribers. We offer monthly packages and offer discounts to subscribers. Our customers for these services include both monthly subscribers and occasional users.

      We bill for Internet access and for international telephony on a monthly basis, which generally runs from the 20th day of the calendar month to the 19th day of the following calendar month. Revenues for such services are accrued until the last day of the reporting period. Revenues for other services are recognized as the services are provided, including virtual magazines, anti-virus and website hosting and as products are delivered, including e-commerce activities. In cases where we assume responsibility for the goods sold in e-commerce transactions, we recognize the gross revenues. In cases where we act as a middleman, we recognize the net commission as our revenues.

      For both Internet access services and other services, we generally bill our residential subscribers on a monthly basis. Most of our residential subscribers pay us by credit card or a bank debit order. Business customers are billed on a monthly (or quarterly) basis, and we generally receive payment in full within 10 to 70 days of invoice.

SIGNIFICANT COSTS AND EXPENSES

      COST OF REVENUES. Our cost of revenues consists primarily of costs of communication services, salaries and related expenses, facilities costs and depreciation expenses. The communication services costs include costs for providing local telephone lines into our points of presence, the use of third party networks and leased lines to connect each of our points of presence to our regional network operations centers, the connection between our regional network operations centers, points of presence and the Internet backbone. We also include in the cost of revenues telecommunication services expenses related to international telephony services. Since the launch of our international telephony service in August 2004 we have entered into agreements with several international carriers for the purchase of long distance voice services to about 240 destinations around the world.

      We believe that a high level of subscriber satisfaction with the speed and reliability of our network is not only essential for retaining subscribers, but also essential for attracting new subscribers through personal referrals. Accordingly, we have spent significant sums on trans-Atlantic leased lines to ensure adequate bandwidth to the United States.

      We include salary costs for our technical and technical support staff in our cost of revenues. These employees are directly involved in providing Internet access and international telephony services to our subscribers. Most of our technical staff is full-time salaried employees and most of our technical support staff is part-time salaried employees.

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

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease payments for our administrative facilities and other miscellaneous expenses. As of December 31, 2004, we (excluding our subsidiaries) employed 293 full-time salaried employees and 542 part-time employees who are paid on an hourly basis. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and recreation pay.

      FINANCING INCOME (EXPENSES) NET. Net financing income (expenses) includes financing costs, interest income on our cash reserves and exchange rate differentials in real terms as well as devaluation of monetary assets and monetary liabilities. Beginning January 1, 2004, all of these items are stated in nominal values.

      INCOME TAX. We provided assessment of our deferred tax assets and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry forwards before their expiration.

      NON-CASH CHARGES. Under U.S. GAAP, but not under Israeli GAAP, we would recognize for the years ended December 31, 1999 through 2004, non-cash charges aggregating NIS 2.7 million ($ 0.6 million) according to Accounting Principles Board Opinion No. 25 ("APB 25") on account of our 1999 Stock Option Plan (expenses of NIS 102 thousands for the year ended December 31, 2004, income of NIS 109 thousands for the year ended December 31, 2003, and expenses of NIS 530 thousands for the year ended December 2002).

      If we issue options in the future under a stock option plan with exercise prices below fair market value at the time of issuance, U.S. GAAP, but not Israeli GAAP, would require us to recognize an additional non-cash charge with respect to such issuance.

RESULTS OF OPERATIONS

      The following discussion of our results of operations for the years ended December 31, 2002, 2003 and 2004, including the percentage from revenues data in the following table, is based upon our consolidated statements of operations contained in our consolidated audited financial statements for those periods, and the related notes, included elsewhere in this Report:

                                                           YEAR ENDED DECEMBER 31,
                                                           -----------------------
                                                            2002    2003    2004
                                                           -----    ----    ----
Revenues:
      Access revenues ...................................     85%     82%     71%
      International telephony services ..................      -       -       4
      Other revenues ....................................     15      18      25
                                                           -----    ----    ----
         Total revenues .................................    100     100     100
Cost and expenses:
      Cost of revenues ..................................     54      52      44
      Selling and marketing expenses ....................     20      23      33
      General and administrative expenses ...............     12      12      11
                                                           -----    ----    ----
         Total cost and expenses ........................     86      87      88
Income from operations ..................................     14      13      12
Financing income (expenses), net ........................      1      (2)      -
Other expenses, net .....................................      -      (1)      -
                                                           -----    ----    ----
Net income after financing expenses .....................     15      10      12
Income tax benefit ......................................      -       1       -
                                                           -----    ----    ----
Income after income tax benefit .........................     15      11      12
   Company's share in net loss of investees .............     (1)     (1)      -
   Minority interest in loss of a subsidiary ............      -       -       -
                                                           -----    ----    ----
   Net income from continued operations .................     14      10      12
   Company's share in loss of investees from discontinued
      operations ........................................     (4)     (2)     (2)
                                                           -----    ----    ----
   Net income ...........................................     10       8      10

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

UNDER ISRAELI GAAP

      REVENUES. Revenues increased by 22% from NIS 179.6 million ($ 41.7 million) for the year ended December 31, 2003 to NIS 219.6 million ($ 51 million) for the year ended December 31, 2004. The increase is primarily due to revenues from the new 015 international telephony service that was launched on August 7, 2004 and due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities. We believe the growth rate of our revenues will improve in 2005, driven primarily by the continued expansion of our telephony and e-Advertising businesses, and due to the full year consolidation of our e-commerce P-1000 site's revenues in 2005.

      ACCESS REVENUES. Revenues from Internet access services provided to residential and business subscribers, which represented 71% of our total revenues for 2004, increased by 6% from NIS 146.9 million ($34.1 million) for 2003 to NIS 156.4 million ($36.3 million) for 2004. The increase is primarily due to our major efforts to keep our market share regardless of the sharp competition in the market. We expect that in 2005 our access revenues will remain at the same level, based on our forecasts regarding the development of the access services market in Israel.

      INTERNATIONAL TELEPHONY SERVICES. Since the successful launch of our 015 international telephony service on August 7, 2004, we gained revenues of NIS 9.4 million ($2.2 million) which represents 4% of our total revenues. We believe the growth rate of our revenues from this activity will improve substantially in 2005, driven primarily by the continued expansion of this activity by entering into supplemental activities in the market such as pre-paid, post-paid, calling card services and other related activities.

      OTHER REVENUES. Other revenues, which represented 25% of our total revenues for 2004, increased by 64% from NIS 32.7 million ($7.6 million) for 2003 to NIS 53.8 million ($12.5 million) for 2004. The increase is primarily due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities. We expect that our other revenues will increase in 2005, based on our market research findings that the interactive advertising market should increase in Israel in 2005 and due to the full year consolidation of our e-commerce P1000 site's revenues in 2005.

      COST OF REVENUES. Cost of revenues increased by 4% from NIS 92.9 million ($21.6 million) for 2003 to NIS 96.8 million ($22.5 million) for 2004. The increase is primarily due to costs of telecommunication services expenses related to the international telephony services. Since the launch of the international telephony service in August 2004, we entered into agreements with several international carriers all over the world for the purchase of international long distance voice services to about 240 destinations around the world. We anticipate that our cost of revenues will increase in 2005, based on our forecasts and estimates of the growth of all of our major activities and due to the full year consolidation of our e-commerce P1000 site activity in 2005.

      SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased by 77% from NIS 41.4 million ($9.6 million) for 2003 to NIS 73.2 million ($17 million) for 2004. The increase is primarily due to the initial intensive marketing campaign and other marketing activities for the launch of the new 015 international telephony service, and due to our market share strategy to extend our share of the broadband market, including our advertising campaigns. We expect that our selling and marketing expenses will increase in 2005 due to our continued implementation of our strategy to increase our market share in all of our activities and their related markets.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by 11% from NIS 21.9 million ($5.1 million) for 2003 to NIS 24.3 million ($5.6 million) for 2004. The increase was primarily due to general expenses related to our new international telephony services and as a result of our initial and intensive preparations for this activity. We expect that our general and administrative expenses will increase in 2005, primarily due to the expected increase in our revenues.

      FINANCING INCOME (EXPENSES), NET. In 2004 we had net financing income of NIS 0.12 million ($0.03 million) compared to net financing expenses of NIS 3.2 million ($0.8 million) for 2003. Our financing income (expenses) are attributed to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines).

      OTHER EXPENSES, NET. In 2004 we had net other expenses of NIS 1.1 million ($0.26 million) compared with NIS 2.6 million ($0.6 million) in 2003. Our other expenses are primarily attributable to Internet Gold International Ltd.'s recording of an additional impairment charge of NIS 1.6 million ($0.4 million) with respect to its investment in Compulink, a Greek ISP, in which it holds a 15.2% interest. With this impairment charge, Internet Gold International has written off its entire investment in Compulink and its operations can no longer influence our results.

      INCOME TAXES. As of December 31, 2004, we had a tax loss carry forward on a consolidated basis of approximately NIS 113 million ($26.2 million) - including a tax loss carry forward for our reconsolidated subsidiary Gold Trade, of approximately NIS 60 million. We assessed our deferred tax assets and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. We cannot be reasonably assured of our ability to further utilize the tax asset in the foreseeable future, except that we anticipate that we will be able to utilize Start-Net's tax loss carry forward for which we recorded a deferred tax asset of NIS 2.3 million ($0.5 million). In 2003 we recorded deferred tax assets of Gold Mind's tax loss carry forward of NIS 1.9 million ($0.4 million). During 2004, we utilized most of Gold Mind's tax loss carry forward.

      COMPANY'S SHARE IN NET LOSS OF INVESTEES. In 2004 we recorded NIS 0.4 million ($0.09 million) as our share in the net loss of investees from continued operations of our investees compared to NIS 1.5 million ($0.35 million) in 2003. In 2004, we recorded NIS 4.8 million ($1.1 million) as our share in the net loss of investees from discontinued operations of our investees compared to NIS 3.7 million ($0.9 million) in 2003. At the end of 2004, Gold Trade's board of directors reached the decision to close down all of its operations except the e-commerce activity P-1000 site.

      NET INCOME. We reported net income of NIS 19.5 million ($4.5 million) for the year ended December 31, 2004 as compared to a net income of NIS 14.3 million ($3.3 million) for the year ended December 31, 2003.

UNDER U.S. GAAP

      UNLESS OTHERWISE EXPLAINED, THERE ARE NO SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities, or VIEs, when the equity investors do not have the characteristics of a controlling financial interest (as defined in the Interpretation). In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The FASB deferred the effective date for implementation of this Interpretation until fiscal years ending after March 15, 2004.

      According to Israeli GAAP as prescribed in Opinion No. 57 of the Institute of Certified Public Accountants in Israel, we treated the investment in our affiliated company Gold Trade as a subsidiary of our company until December 31, 2001. For the years ended December 31, 2002 and December 31, 2003, we accounted for our investment under the equity method. During December 2004, we acquired all of the shares of Gold Trade from a related party and from others, therefore we once again consolidated Gold Trade as a subsidiary as of December 31, 2004.

      Under the provisions of FIN 46R, we were required to consolidate Gold Trade, which met the definition of a VIE for all years presented, due to a number of factors which indicate that we are the primary beneficiary of Gold Trade.

      We applied FIN 46R by retroactively restating previously issued financial statements, and recorded a cumulative effect of accounting change as of January 1, 2002 in the amount of NIS 4.4 million ($1 million).

      REVENUES. Revenues increased by 23% from NIS 185.6 million ($43 million) for the year ended December 31, 2003 to NIS 228.8 million ($53.1 million) for the year ended December 31, 2004. The increase was primarily due to revenues from our new 015 international telephony service that was launched on August 7, 2004 and due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities.

      OTHER REVENUES. Other revenues, which represented 28% of our total revenues for 2004, increased by 63% from NIS 38.7 million ($8.9 million) for 2003 to NIS 63 million ($14.6 million) for 2004. The increase was primarily due to the substantial growth of our interactive advertising and content-based value added services as well as intense efforts in after-sale activities.

      COST OF REVENUES. Cost of revenues increased by 4.5% from NIS 93.9 million ($21.8 million) for 2003 to NIS 98.1 million ($22.8 million) for 2004. The increase was primarily due to costs of telecommunication services expenses related to our new international telephony service. Since the launch of our international telephony service in August 2004, we have entered into agreements with several international carriers all over the world for the purchase of international long distance voice services to about 240 destinations around the world. The differences between Israeli GAAP and U.S. GAAP relating to our cost of revenues expenses was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

      SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased by 70% from NIS 46.4 million ($10.8 million) for 2003 to NIS 78.7 million ($18.3 million) for 2004. The increase was primarily due to the initial intensive marketing campaign and other marketing activities associated with our launch of the new 015 service, and due to the implementation of our market share strategy to extend our share of the broadband market, including the costs of our advertising campaigns. The differences between Israeli GAAP and U.S. GAAP relating to our selling and marketing expenses was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by 12% from NIS 24.3 million ($5.6 million) for 2003 to NIS 27.3 million ($6.3 million) for 2004. The differences between Israeli GAAP and U.S. GAAP relating to our general and administrative expenses ware due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R, the amortization of Gold Trade's customer list of NIS 3.3 million compared to NIS
1.2 million in 2003 and the recording of compensation expenses under U.S. GAAP with respect to grants under our employee stock option plan as required under APB No. 25 - an expense of NIS 0.1 million in 2004 compared to income of NIS
0.11 million in 2003.

      FINANCING INCOME (EXPENSES), NET. In 2004 we had net financing expenses of NIS 0.08 million ($0.02 million) compared to NIS 3.6 million ($0.84 million) for 2003. Our financing expenses were primarily attributable to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines). The differences between Israeli GAAP and U.S. GAAP relating to our financing expenses are due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

      NET LOSS FROM DISCONTINUED OPERATIONS. At the end of 2004, Gold Trade's board of directors reached the decision to close down all its operations except the e-commerce activity P-1000 site. In 2004 we recorded a net loss of NIS 6.6 million ($1.5 million) net loss from discontinued operations compared to a net loss of NIS 6.8 million ($1.6 million) in 2003.

      NET INCOME. We reported net income of NIS 20.6 million ($4.8 million) for the year ended December 31, 2004 as compared to net income of NIS 12.1 million ($2.8 million) for the year ended December 31, 2003. The differences between Israeli GAAP and U.S. GAAP relating to our net income are due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

UNDER ISRAELI GAAP

      REVENUES. Revenues decreased by 3% from NIS 184.3 million ($42.8 million) for the year ended December 31, 2002 to NIS 179.6 million ($41.7 million) for the year ended December 31, 2003. The decrease was primarily due to the sharp competition in the market which resulted in lower access fees.

      ACCESS REVENUES. Revenues from Internet access services provided to residential and business subscribers, which represented 82% of our total revenues for 2003, decreased by 6% from NIS 156.3 million ($36.3 million) for 2002 to NIS 146.9 million ($34.1 million) for 2003. The decrease was primarily due to the sharp competition in the market.

      OTHER REVENUES. Other revenues, which represented 18% of our total revenues for 2003, increased by 17% from NIS 28 million ($6.5 million) for 2002 to NIS 32.7 million ($7.6 million) for 2003. The increase was primarily due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities.

      COST OF REVENUES. Cost of revenues decreased by 7% from NIS 99.6 million ($23.1 million) for 2002 to NIS 92.9 million ($21.6 million) for 2003. The decrease was primarily due to our efforts in reducing the costs of international lines. Cost of revenues as a percentage of revenues decreased from 54% for 2002 to 52% for 2003.

      SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased by 12% from NIS 37.1 million ($8.6 million) for 2002 to NIS 41.4 million ($9.6 million) for 2003. The increase was primarily due to costs incurred in implementing our market share strategy to extend our share of the broadband market, including our advertising campaigns.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were similar to the expenses in the year 2002, NIS 21.2 million ($4.9 million) for 2002 to NIS 21.9 million ($5.1 million) for 2003.

      FINANCING INCOME (EXPENSES), NET. In 2003 we had net financing expenses of NIS 3.2 million ($0.7 million) compared to net financing income of NIS 2.2 million ($0.5 million) for 2002. Our financing expenses were attributable to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering.

      OTHER EXPENSES, NET. Internet Gold International recorded an impairment charge of NIS 2.6 million ($0.6 million) with respect to its investment in Compulink, a Greek ISP, in which it held a 15.2% interest.

      INCOME TAXES. As of December 31, 2003, we had a tax loss carry forward on a consolidated basis of approximately NIS 81.3 million ($18.9 million).

      COMPANY'S SHARE IN NET LOSS OF AFFILIATES. In 2003 we recorded NIS 1.5 million ($0.3 million) of our share in the net loss of our affiliates from continued operations compared to NIS 1.5 million ($0.3 million) in 2002. We also recorded NIS 3.7 million ($0.9 million) of our share in net loss of our affiliates from discontinued operations compared to NIS 7.1 million ($1.6 million) in 2002.

      NET INCOME. We reported net income from continued operations of NIS 18 million ($4.2 million), for the year ended December 31, 2003 as compared to a net income from continued operations of NIS 27 million ($6.3 million) for the year ended December 31, 2002. We reported a net loss from discontinued operations of NIS 3.7 million ($0.9 million), for the year ended December 31, 2003 as compared to a net loss from discontinued operations of NIS 7.1 million ($1.6 million) for the year ended December 31, 2002. We also reported net income of NIS 14.3 million ($3.3 million) for the year ended December 31, 2003 as compared to net income of NIS 20 million ($4.6 million) for the year ended December 31, 2002.

UNDER U.S. GAAP

      Unless otherwise explained, there are no significant differences between Israeli GAAP and U.S. GAAP.

      Under the provisions of FIN 46R, we were required to consolidate the financials of Gold Trade which met the definition of a VIE for all years presented, due to a number of factors which indicated that we were the primary beneficiary of Gold Trade. We applied FIN 46R by retroactively restating previously issued financial statements.

      REVENUES. Revenues decreased by 5% from NIS 194.6 million ($45.2 million) for the year ended December 31, 2002 to NIS 185.6 million ($43.1 million) for the year ended December 31, 2003. The decrease was primarily due to the sharp competition in the market which resulted in lower access fees.

      OTHER REVENUES. Other revenues were similar in both years, increasing from NIS 38.3 million ($8.9 million) for 2002 to NIS 38.7 million ($8.9 million) for 2003

      COST OF REVENUES. Cost of revenues decreased by 10% from NIS 103.4 million ($24 million) for 2002 to NIS 93.9 million ($21.8 million) for 2003. The decrease was primarily due to our efforts in reducing costs of our international lines. The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

      SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased by 4% from NIS 44.8 million ($10.4 million) for 2002 to NIS 46.4 million ($10.8 million) for 2003. The increase was primarily due to the costs associated with the implementation of our market share strategy to extend our share of the broadband market, including the costs of our advertising campaigns. The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were similar in both years, increasing from NIS 23.8 million ($5.5 million) in 2002 compared to NIS 24.4 million ($5.7 million) in 2003. The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

      FINANCING INCOME (EXPENSES), NET. In 2003 we had net financing expenses of NIS 3.6 million ($0.8 million) compared to net financing income of NIS 2.1 million ($0.5 million) for 2002. Our financing expenses were attributable to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering. The differences between Israeli GAAP and U.S. GAAP relating to our net income were due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

      NET LOSS FROM DISCONTINUED OPERATIONS. We reported a net loss from discontinued operations of NIS 6.8 million ($1.6 million) for the year ended December 31, 2003 as compared to a net loss from discontinued operations of NIS
21.1 million ($4.9 million) for the year ended December 31, 2002.

      NET INCOME. We reported net income of NIS 12.1 million ($2.8 million) for the year ended December 31, 2003 as compared to net income of NIS 1.5 million ($0.3 million) for the year ended December 31, 2002 (including a cumulative effect of an accounting change as of January 1, 2002 in the amount of NIS 4.4 million ($1 million)). The differences between Israeli GAAP and U.S. GAAP relating to our net income was due to the consolidation of Gold Trade under U.S. GAAP as required by FIN 46R.

QUARTERLY RESULTS OF OPERATIONS

      The following table sets forth our results of operations for our last eight quarters, under Israeli GAAP. The data has been derived from our quarterly earnings releases for those periods which, in the opinion of our management, were prepared on substantially the same basis as the audited financial statements included in this report. The data for any quarter is not necessarily indicative of the revenues that may be expected for any future period. The percentage data shows revenues and expenses as a percentage of total revenues.

                                                                    THREE MONTHS ENDED
                                   -------------------------------------------------------------------------------------------
                                   MAR. 31,   JUN. 30,   SEPT. 30,    DEC. 31,    MAR. 31,    JUN. 30,   SEPT. 30,    DEC. 31,
                                     2003       2003       2003         2003        2004        2004       2004         2004
                                   --------   --------   ---------   ---------   ---------    --------   ---------    --------
                                             ADJUSTED AMOUNTS**                                REPORTED AMOUNTS*
                                   -------------------------------------------   ---------------------------------------------
                                                             UNAUDITED (IN THOUSANDS OF NIS)
                                   -------------------------------------------------------------------------------------------
Revenues:
   Access revenues .............     37,180     36,424      36,151      37,151      39,124      40,537      38,571      38,153
International telephony
   services ....................          -                                              -                   2,092       7,289
   Other revenues ..............      6,725      7,531       8,181      10,299      11,852      12,662      13,629      15,668
                                   --------   --------   ---------   ---------   ---------    --------   ---------    --------
     Total revenues ............     43,905     43,955      44,332      47,450      50,976      53,199      54,292      61,110
Costs and expenses:
   Cost of revenues ............     24,267     23,468      22,797      22,339      22,566      21,625      25,344      27,285
   Selling and marketing
      expenses .................      9,624      9,917       9,843      12,009      14,915      17,370      20,462      20,408
   General and administrative
      expenses .................      5,144      5,408       5,478       5,878       5,830       5,481       6,572       6,375
Total costs and expenses .......     39,035     38,793      38,118      40,226      43,311      44,476      52,378      54,068
                                   --------   --------   ---------   ---------   ---------    --------   ---------    --------
Operating income ...............      4,870      5,162       6,214       7,224       7,665       8,723       1,914       7,042
Financing income (expenses),
   net .........................     (1,058)    (5,721)      3,695        (151)        460        (549)        342        (131)
Other income (expenses), net ...         (4)       (12)     (2,587)         11        (642)       (856)         54         367
                                   --------   --------   ---------   ---------   ---------    --------   ---------    --------
Net income (loss) after
   financing expenses ..........      3,808       (571)      7,322       7,084       7,483       7,318       2,310       7,278
Income tax (expense) benefit ...          -      2,465        (354)       (176)       (519)       (782)       (240)      1,842
                                   --------   --------   ---------   ---------   ---------    --------   ---------    --------
Net income after income tax ....      3,808      1,894       6,968       6,908       6,964       6,536       2,070       9,120
Company's share in net (loss)
   income of investees .........       (278)      (459)        (48)       (753)       (398)       (210)        105         107
                                   --------   --------   ---------   ---------   ---------    --------   ---------    --------
Net income from continued
   operations ..................      3,530      1,435       6,920       6,155       6,566       6,326       2,175       9,227
Company's share in net loss of
   investees from discontinued
      operations ...............       (414)    (1,385)       (878)     (1,060)       (576)       (675)       (695)     (2,817)
                                   --------   --------   ---------   ---------   ---------    --------   ---------    --------

Net income .....................      3,116         50       6,042       5,095       5,990       5,651       1,480       6,410
                                   ========   ========   =========   =========   =========    ========   =========    ========
Number of subscribers (at the
   end of the period):
   Residential subscribers .....    307,136    305,314     305,261     312,256     318,889     322,863     324,035     339,146

   Business subscribers ........      1,946      2,128       2,333       2,600       2,879       3,016       3,142       3,510

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003.
** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

                                                                   Three Months Ended
                                 --------------------------------------------------------------------------------------------
                                 MAR. 31,   JUN. 30,   SEPT. 30,    DEC. 31,    MAR. 31,    JUN. 30,    SEPT. 30,    DEC. 31,
                                   2003       2003       2003         2003        2004        2004        2004         2004
                                 --------   --------   ---------    --------    --------    --------    ---------    --------
                                                           (As a percentage of total revenues)
Revenues: ....................        100%       100%        100%        100%        100%        100%         100%        100%
   Access revenues ...........         85         83          82          78          77          76           71          62
International telephony
   services ..................          -          -           -           -           -           -            4          12
   Other revenues ............         15         17          18          22          23          24           25          26
                                 --------   --------   ---------    --------    --------    --------    ---------    --------
      Total revenues .........        100        100         100         100         100         100          100         100
Costs and expenses:
   Cost of revenues ..........         55         53          51          47          44          41           47          45
   Selling and marketing
      expenses ...............         22         23          22          25          29          33           38          33
   General and administrative
      expenses ...............         12         12          12          12          11          10           12          10
                                 --------   --------   ---------    --------    --------    --------    ---------    --------
Total costs and expenses .....         89         88          85          84          84          84           97          88
Operating income .............         11         12          15          16          16          16            3          12
Financing income
   (expenses), net ...........         (2)       (13)          8           -           1          (1)           1           -
Other income (expenses),
   net .......................          -          -          (6)          -          (1)         (2)           -           1
                                 --------   --------   ---------    --------    --------    --------    ---------    --------
Net income (loss) after
   financing expenses ........          9         (1)         17          16          16          13            4          13
Income tax (expense)
   benefit ...................          -          6          (1)          -          (1)         (1)           -           3
                                 --------   --------   ---------    --------    --------    --------    ---------    --------
Net income after income tax ..          9          5          16          16          15          12            4          16

Company's share in net loss
   of investees ..............         (1)        (1)          -          (2)         (1)          -            -           -
                                 --------   --------   ---------    --------    --------    --------    ---------    --------
Net income from continued
   operations ................          8          4          16          14          14          12            4          16
Company's share in net loss
   of investees from
   discontinued operations ...         (1)        (3)         (2)         (2)         (1)         (1)          (1)         (5)
                                 --------   --------   ---------    --------    --------    --------    ---------    --------
Net income ...................          7          1          14          12          13          11            3          11
                                 ========   ========   =========    ========    ========    ========    =========    ========

CONDITIONS IN ISRAEL

      We are incorporated under the laws of, and our principal executive offices are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

POLITICAL CONDITIONS

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror has been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

      In addition, some of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

ECONOMIC CONDITIONS

      In recent years Israel has gone through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business.

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

IMPACT OF DEVALUATION ON THE NIS VS. DOLLAR ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

      The dollar cost of our operations in Israel is influenced by the exchange rate of the dollar. Devaluation or an increase in valuation of the NIS against the dollar might reflect on our results of operations.

      The following table presents information about the devaluation of the NIS against the dollar:

 YEAR ENDED                             NIS DEVALUATION
DECEMBER 31,                                 RATE %
------------                            ---------------
   2000                                       (2.7)
   2001                                        9.3
   2002                                        7.3
   2003                                       (7.6)
   2004                                       (1.6)

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

      As a result of the devaluation of the dollar in 2004, we recorded exchange rate expenses on our U.S. deposits of NIS 1.3 million ($0.3 million).

      We have dollar denominated liabilities (rights of use leasing obligations for our international lines).

      According to a new accounting standard, Accounting Standard No. 12, on "Discontinuance of Adjustment of Financial Statements," commencing January 1, 2004, the adjustment of financial statements was discontinued. Consequently, through December 31, 2003, we prepared adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003 constituted the starting point for the nominal financial report as of January 1, 2004.

EFFECTIVE CORPORATE TAX RATE

      Israeli companies are generally subject to income tax at the rate of 35% of taxable income. For tax purposes, results of operations are measured in real terms. From 1992 through December 31, 2002, we incurred net operating losses. As of December 31, 2004, we had consolidated net operating loss carry forwards of approximately NIS 113 million ($26.2 million) - including those of the reconsolidated subsidiary Gold Trade with approximately NIS 60 million ($13.9 million). Under current Israeli tax laws, operating loss carry forwards do not expire, are linked to the Israeli inflation rate and may be offset against future taxable income. Corporate tax rates are declining gradually, in 2005 to 34%, in 2006 to 32% and in 2007 and onwards to 30%.

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

      WORKING CAPITAL. Our working capital as of December 31, 2004 was NIS 41.7 million ($9.7 million) as compared to working capital of NIS 76.3 million ($17.7 million) as of December 31, 2003. The decrease in our working capital is primarily due to the increase in current maturities of long-term obligations arising from our purchase of rights of use of international lines. This ratio shall further drop as we continue to lease additional lines.

      In April 2005, we completed an offering of debentures and options that was made exclusively in Israel, to Israeli residents. We raised a total of NIS 220 million (approximately $51.1 million). The interest rate set for the debentures was 4%. The debentures and the options are traded on the TASE. The proceeds are available for general corporate purposes including working capital.

      The following table summarizes our cash flows for the indicated years:

                                                                         YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------
                                                                      2002        2003         2004
                                                                   ---------    ---------    --------
                                                                   ADJUSTED     ADJUSTED     REPORTED
                                                                   AMOUNTS**    AMOUNTS**    AMOUNTS*
                                                                   ---------    ---------    --------
                                                                          (NIS in thousands)
Net income .....................................................      19,958       14,303      19,531
Other adjustments for non-cash items............................      23,611       22,957      27,006
Net changes in assets and liabilities...........................      (2,366)      (8,088)     (8,352)
                                                                   ---------    ---------    --------
Net cash provided by operating activities.......................      41,203       29,172      38,185
Net cash used in continued investing activities.................     (12,147)     (70,706)   (117,665)
Net cash used in discontinued investing activities..............          (1)           -           -
                                                                   ---------    ---------    --------
Net cash used in investing activities...........................     (12,148)     (70,706)   (117,665)
Net cash provided by (used in) continued financing activities...     (31,528)      38,280      73,226
Net cash provided by (used in) financing activities.............     (31,528)      38,280      73,226
Net decrease in cash and cash equivalents.......................      (2,473)      (3,254)     (6,254)

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003.
** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

      Net cash provided by operating activities was NIS 38.2 million ($8.9 million) in 2004, net cash provided by operating activities was NIS 29.2 million ($6.8 million) in 2003 and net cash provided by operating activities was NIS
41.2 million ($9.6 million) in 2002. The increase in the net cash provided by operating activities in 2004 compared to 2003 is due to our continuing efforts to implement our profitability strategy.

      Net cash used in investing activities was NIS 117.7 million ($27.3 million) in 2004 and NIS 70.7 million ($16.4 million) in 2003. Our investing activities have primarily involved purchases of rights of use for international communication lines presented as capital leases, network components, expansion of our network and computer hardware and software costs. The increase in our investing activities was primarily related to the purchase of seven international communication lines during 2004 in the total amount of NIS 69.2 million ($16.1 million) which are presented as capital leases, and also due to the purchase of network components, expansion of our network and computer hardware and software costs in connection with our intensive preparations to provide international telephony services. In December 2004 we obtained long term loans of NIS 30.5 million ($7.1 million) from banks (presented as cash provided by financing activities) and granted a loan in the same amount to Gold Trade to cover its obligations to its banks.

      According to Israeli GAAP, receipt of loans in respect of capital leases are reflected in the statements of cash flows as cash flows from financing activities rather than investing activities from the acquisition of assets financed by the lease. Under U.S. GAAP, this should be reflected as a non-cash financing activity.

      Net cash provided by financing activities was NIS 73.2 million ($17 million) in 2004 and NIS 38.3 million ($8.9 million) in 2003. Our financing activities in 2004 included receipt of long-term loans from banks as mentioned above and long term loans with respect to the purchase of rights of use in international communication lines presented as capital leases.

      FINANCING ARRANGEMENTS. We have a credit line equal to the deposits that we hold with the First International Bank of Israel Ltd. As of December 31, 2004, our deposits totaled NIS 75.3 million ($17.5 million). The credit line is repayable on demand. As of December 31, 2004, NIS 10.8 million ($2.5 million) was outstanding under the credit line. Long-term obligations to suppliers for the right of use of international lines are linked to the U.S. dollar exchange rate, and our long-term leasing agreements for cars are linked to the consumer price index and bear interest at annual rates ranging from 5% to 7%. As of December 31, 2004, there was NIS 41.6 million ($9.7 million) outstanding under our long-term leasing arrangements.

      The following table summarizes our bank debt as of December 31, 2002, 2003 and 2004:

                                                                  AT DECEMBER 31,
                                                       ----------------------------------
                                                          2002        2003         2004
                                                       ---------    ---------    --------
                                                       ADJUSTED     ADJUSTED     REPORTED
                                                       AMOUNTS**    AMOUNTS**    AMOUNTS*
                                                       ---------    ---------    --------
                                                                (NIS in thousands)
                                                       ----------------------------------
SHORT-TERM:
   Credit ..........................................       8,996        4,279      10,817
   Current maturities of long-term loans under lease
      arrangements .................................       1,461          980         133
                                                       ---------    ---------    --------
   Total short-term debt ...........................      10,457        5,259      10,950
                                                       ---------    ---------    --------
LONG-TERM:
   Long-term loans maturities ......................       1,330          273      30,506
                                                       ---------    ---------    --------
   Total long-term debt ............................       1,330          273      30,506
                                                       ---------    ---------    --------
LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS ..           -                    1,653
                                                       ---------    ---------    --------
   Total debt ......................................      11,787        5,532      43,109
                                                       =========    =========    ========

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003.
** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

      CAPITAL EXPENDITURES. In 2004, we invested NIS 23.8 million ($5.5 million) in fixed assets, which included purchases of network components, expansion of our network and computer hardware and software costs. During 2005, we expect to incur capital expenditures of approximately NIS 13 million ($3 million) (not including the purchase of rights of use of the international lines), $0.28 million of which is (as of June 1, 2005) already subject to contractual obligations. We anticipate that these expenditures will be funded from our cash flow from operations and borrowings under credit facilities which we may negotiate. Where feasible, we may also finance certain of these expenditures through capital leases or installment purchases if these financing alternatives are available on terms acceptable to us.

      LONG TERM LOANS UNDER LEASE ARRANGEMENTS. Our lease obligations as of December 31, 2004 were NIS 41.6 million ($9.7 million), compared to NIS 27.4 million ($6.4 million) for December 31, 2003. Such leasing obligations relate to rights of use of twelve international lines under financial lease arrangements and 24 motor vehicles that are under financial lease arrangements as well.

      In December 2004, the monthly costs for the rights of use of international lines amounted to NIS 3 million ($0.7 million) and the monthly rental costs for such vehicles amounted to NIS 90 thousand ($20.9 thousand).

      Based on our current operating plan, we believe that our current financial resources will be sufficient to fund our operating activities, capital expenditures and other obligations through at least until December 2006. However, if during that period or thereafter we are not successful in generating sufficient cash flows from operations or in raising additional capital, whether debt or equity, when required, in sufficient amounts and on terms acceptable to us, our business, results of operations and financial condition could suffer. In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current shareholders would be diluted.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      We have not sponsored any material research and development activities in the last three fiscal years.

D.    TREND INFORMATION

      None.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET FULLY ADOPTED

ISRAELI GAAP:

ACCOUNTING STANDARD NO. 19 ON "TAXES ON INCOME"

      In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income." The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In our estimation, the impact of the Standard on its results of operations, financial position and cash flows will not be material.

U.S. GAAP:

FASB STATEMENT NO. 123 (REVISION 2004), SHARE-BASED PAYMENT

      In December 2004, the FASB issued SFAS No. 123 (Revision 2004), "Share-Based Payment," (SFAS 123R) that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either our equity instruments, liabilities that are based on the fair value our equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. The provisions of SFAS 123R are effective for periods beginning after June 15, 2005. This standard will be effective for us as of January 1, 2006. As of December 31, 2004, we did not have any outstanding options that were granted to employees and have no assumptions as to the amount of options that may be granted in the future. Accordingly, there is no expected impact of FAS 123R on our future results of operations.

E.    OFF-BALANCE SHEET ARRANGEMENTS

      We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods:

                                                                           Payments due by Period
                                                                               (In thousands)
                                               --------------------------------------------------------------------------------
                                                                less than 1                                         more than 5
        Contractual Obligations                   Total             year         1-3 Years         3-5 Years            years
----------------------------------------       -----------      -----------     -----------       -----------       -----------
Long-term debt obligations .............                 -                -               -                -             -
-------------------------------------------------------------------------------------------------------------------------------
Capital (finance) lease obligations ....       NIS 122,558       NIS 43,337      NIS 78,936          NIS 285             -
-------------------------------------------------------------------------------------------------------------------------------
Operating lease obligations ............            18,332            5,262          10,834            2,236             -
-------------------------------------------------------------------------------------------------------------------------------
Purchase obligations ...................             3,700            3,700               -                -             -
-------------------------------------------------------------------------------------------------------------------------------
Other long-term liabilities reflected on
     the company's balance sheet under
     Israeli GAAP ......................                 -                -               -                -             -
-------------------------------------------------------------------------------------------------------------------------------
Total...................................       NIS 144,590       NIS 52,300      NIS 89,770       NIS  2,521             -
-------------------------------------------------------------------------------------------------------------------------------

      Not all items were recorded in our balance sheet at December 31, 2004. See Notes 12 and 14 of our Consolidated Financial Statements found elsewhere in this Report. We believe that we will be able to meet these obligations as they become due.

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

      Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                                      AGE    POSITION
----                                      ---    --------
Shaul Elovitch ........................    58    Chairman of the Board of Directors
Yossef Elovitch .......................    54    Director
Anat Winner ...........................    47    Director
Moddi Keret............................    48    Director
Itzhack Ish-Hurvitz ...................    74    Outside Director
Tommy Stramer..........................    58    Outside Director
Eli Holtzman...........................    57    Chief Executive Officer and Director
Arik Alster............................    34    Deputy Chief Executive Officer
Doron Turgeman.........................    37    Deputy Chief Executive Officer and Vice President Finance
Eli Batzon.............................    39    Vice President Business Development and Economics

      Mrs. Anat Winner and Mr. Moddi Keret will serve as directors until our 2005 general annual meeting of shareholders. Mr. Shaul Elovitch will serve as director until our 2006 general meeting of shareholders. Messrs. Eli Holtzman and Yossef Elovitch will serve as directors until our 2007 general meeting of shareholders.

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

      ANAT WINNER has served as our director since August 2001. Mrs. Winner has served as a business advisor since July 2003. From October 2001 to July 2003, Mrs. Winner served as Chief Executive Officer and Chief Financial Officer of Israel News Ltd. From 1999 to October 2001, Mrs. Winner served as Chief Financial Officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

      MODDI KERET has served as our director since February 2003. Mr. Keret has been an Executive Vice President at Arison Holdings (1998) Ltd., an Israeli investment company, since 1993. Mr. Keret currently serves as a director at a number of companies in which Arison Holdings or its affiliates are a shareholder, including Partner Communications Ltd., Housing and Construction Holdings Ltd., Eurocom Communications, Eurocom Cellular Communications Ltd., Gaon Holdings Ltd., Hamlet Ltd., Priortech Ltd., DBS Satellite Services (1998) Ltd., Keret Holdings and Management Ltd., MSN Israel, Gold Trade and other companies in the Arison Group. Mr. Keret is an Israeli CPA and holds a B.A. degree in accounting and economics from Tel-Aviv University.

      ITZHACK ISH-HURVITZ has served as an outside director since July 1999. Mr. Ish-Hurvitz has been a senior research fellow at I.C.T.A.F. - Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University since 1990. Mr. Ish-Hurvitz was a member of the advisory board of W&S - Transition and Interim Management of the Netherlands and its branch in Israel since May 2000 until September 2002. From 1998 to 2000, Mr. Ish-Hurvitz was a member of the Board of Directors of Voltaire Advanced Security Ltd. Mr. Ish-Hurvitz was the executive director of the Israel Consortium for Research and Development of Generic Technology of Satellite Communications from 1992 to 1998. From 1991 to 1992, Mr. Ish-Hurvitz was a special adviser to the Israeli Minister of Telecommunications for telecommunications policy. From 1988 to 1990, Mr. Ish-Hurvitz was the director general of the Israeli Ministry of Telecommunications.

      TOMMY STRAMER has served as an outside director since January 2000. Since October 2004 Mr. Stramer has served as President and chief executive officer of Zim American Integrated Shipping Co. Inc. From May 1997 to October 2004 Mr. Stramer served as Vice President Shipping of ZIM - The Israeli Navigation Company and was in charge of all the shipping activity of Zim.

      ELI HOLTZMAN co-founded our company and has been our Chief Executive Officer since 1992 and director since July 1999. Mr. Holtzman serves as Chairman of the board of directors of MSN Israel and Start Net and as a director in Gold Trade. From November 2002 to January 2004, Mr. Holtzman served as Chief Executive Officer of Gold Trade and has served in that role again since January 2005. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceutical from Illinois University.

      ARIK ALSTER has served as our Deputy Chief Executive Officer since October 2004. From February 2001 to October 2004, Mr. Alster served as our Vice President of Technology. In the last four years, Mr. Alster held various positions within our company and its subsidiaries. Prior to February 2001 and since October 1999, Mr. Alster was Chief Technology Officer of our wholly owned subsidiary Internet Gold International. Mr. Alster holds a B.A. degree in Economics and Management from the College of Management in Tel Aviv.

      DORON TURGEMAN has served as our Deputy Chief Executive Officer since October 2004 and as Vice President of Finance since May 2001. Since March 2005, Mr. Turgeman serves as director of Nirshamim. Mr. Turgeman has served as Chief Financial Officer of our subsidiaries MSN Israel Ltd. and Gold Mind Ltd. since January 2000 and of Gold Trade since August 2002. Since November 2004, Mr. Turgeman has also served Chief Executive Officer of Start Net. From 1999 to 2000, he served as controller of Bezeq-call Ltd., a subsidiary of Bezeq Ltd. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University and he is a certified accountant.

      ELI BATZON has served as our Vice President Business Development and Economics since May 2001. Mr. Batzon has served as Head of our Economic Department since 1999. From April 2002 to February 2003, Mr. Batzon served as a director of MSN Israel. Mr. Batzon holds a B.A. degree in Business Administration and Geography and an M.B.A. degree, with majors in finance and accounting, both from the Hebrew University, Jerusalem.

B.    COMPENSATION

      The following table sets forth all compensation we paid with respect to all of our directors and executive officers (including two officers whose employment was terminated during 2004) as a group for the year ended December 31, 2004:

                                                   Salaries, fees,
                                                   commissions and
                                                      bonuses(1)
                                                   ---------------
All directors and executive officers as a
   group (12 persons).........................       $1.2 million

(1) Also includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

      As of December 31, 2004, we accrued $332,000 for retirement, recreation payments and vacation for our directors and executive officers.

      During the year ended December 31, 2004, we paid to each of our outside directors as well as to Mrs. Winner, who was considered to be an Independent Director under U.S. law, an annual fee of NIS 30,986 ($7,193), and a per meeting attendance fee of NIS 1,631 ($379). Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on the board of directors or any committee thereof. All of our non-employee directors are reimbursed for their expenses for each board of directors' meeting attended.

      As of December 31, 2004, our directors and executive officers as a group, consisting of twelve persons, did not hold any options to purchase ordinary shares.

      In May 2004, our board of directors approved a bonus plan for our senior management for 2004. According to this plan, and subject to several parameters, such as growth in revenues, market share and profitability, up to 10% of our income from operations will be distributed to our senior management.

      In May 2005, our board of directors approved a bonus plan for our senior management for 2005. This plan has the same parameters as the 2004 bonus plan, according to which under certain parameters up to 10% of our income from operations will be distributed to our senior management.

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

ELECTION OF DIRECTORS

      Pursuant to our articles of association, the board of directors is divided into three classes. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. The directors may appoint additional directors to temporarily fill any vacancies in the board of directors; provided, however that the total number of directors will not exceed nine, and that if the total number of directors decreases below six, the board of directors may only act in emergency situations, or to fill the minimum number of vacancies, or to call a general meeting of shareholders, so that following such meeting there will be at least six directors in office.

      Mr. Moddi Keret and Ms. Anat Winner are Class C directors and will hold office until the Annual General Meeting of Shareholders to be held in 2005. Mr. Shaul Elovitch is a Class A director and will hold office until the Annual General Meeting of Shareholders to be held in 2006, and Messrs. Yossef Elovitch and Eli Holtzman are Class B directors and will hold office for three years until the Annual General Meeting of Shareholders to be held in 2007.

      Messrs. Itzhack Ish-Hurvitz and Tommy Stramer are outside directors and will hold office until July 2005 and January 2006, respectively. Under the Israeli Companies Law, their terms of office may not be renewed.

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

INDEPENDENT AND OUTSIDE DIRECTORS

      The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

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

      Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

      Any committee of the board of directors must include at least one outside director and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

      In addition, the NASDAQ Marketplace Rules currently require us to have at least two independent directors on our board of directors and to establish an audit committee. As of July 31, 2005, under NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective, our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the "independence" requirements of the Securities and Exchange Commission and NASDAQ. Our board of director has determined that Messrs. Ish-Hurvitz and Stramer qualify both as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our board of director has further determined that Ms. Anat Winner qualifies as an independent director under the Securities and Exchange Commission and NASDAQ requirements.

      As a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), we are exempted from the NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, according to which a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules see
Item 6.C." Directors Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company."

NASDAQ EXEMPTIONS FOR A CONTROLLED COMPANY

      As a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), we are exempt, and are relying on such exemption, from the following requirements of NASDAQ Marketplace Rule 4350(c):

      o that the majority of the company's board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rules.

      o that the compensation of the chief financial officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.

      o that director nominees must either be selected or recommended for the board of directors' selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

NASDAQ EXEMPTIONS AND HOME COUNTRY PRACTICES

      NASDAQ Marketplace Rule 4350, or Rule 4350, was recently amended to permit foreign private issuers to follow certain home country corporate governance practices without the need to seek an individual exemption from NASDAQ. Instead, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law.

      On June 27, 2005 we provided NASDAQ with a notice of non-compliance with Rule 4350. We do not comply with the requirements of Rule 4350, that our independent directors will have regularly scheduled meetings at which only independent directors are present, and that we distribute to shareholders, and file with NASDAQ, copies of an annual report containing audited financial statements of our company and its subsidiaries within a reasonable period of time prior to our annual meeting of shareholders. Instead, we will follow Israeli Companies Law and practice.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

      The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An "office holder" is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and any other position he holds or his personal affairs, avoiding any competition with the company's business, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person identified as a director or executive officer in the table
Item 6.A. "Directors and Senior Management" is an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our audit committee and board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

      The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in certain cases). A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the matter which is considered is in the ordinary course of business of the company or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

      The Israeli Companies Law also provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or the terms of compensation of a controlling shareholder, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

      However, under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

      In addition, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are nothing but for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then, the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

      The above relief will not apply if one or more shareholder holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

      In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital in a private placement in which twenty percent or more of the company's outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms - requires approval by the board of directors and the shareholders of the company.

      The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, if the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

      If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

      Regulations under the Israeli Companies Law provide that the Israeli Companies Law's tender offer rules may not apply to a company as to which another law also applies, if in the opinion of the chairperson of the Israeli Securities Authority, the application of such regulations will impair the application of the foreign law or the lack of application of the Israeli regulations will not harm a reasonable investor.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

      The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. However, a company may not exculpate in advance a director from his liability to the company with respect to a breach of his duty of care in the event of distributions.

      In accordance with the Israeli Companies Law, our Articles of Association provide that, subject to any restrictions imposed by the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders. The Companies Law provides that a company may enter into such a contract in respect of an act performed by an office holder in his capacity as such, with respect to:

      o     a breach of his duty of care to us or to another person;

      o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

      o     a financial liability imposed upon him in favor of another person.

      In addition, in accordance with the Israeli Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder against:

      o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

      o reasonable litigation expenses, including attorney's fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against him and a financial liability was imposed on him in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

      o reasonable litigation expenses, including attorneys' fees, incurred by such office holder or which were imposed on him by a court, in proceedings we instituted against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge in which he was convicted, provided such charge does not require proof of a culpable mental state.

      In accordance with the Israeli Companies Law, our Articles of Association may permit us to:

      o Undertake to indemnify in advance an office holder of our company, against a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated due to our company's activities and limited to an amount or standard determined by the board of directors to be reasonable under the circumstances; and

      o     Retroactively indemnify an office holder of our company;

      These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

      o a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

      o a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

      o any act or omission done with the intent to unlawfully yield a personal benefit; or

      o     any fine imposed on the office holder.

      In addition, pursuant to the Israeli Companies Law, exculpation of an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if such office holder is a director, also by our shareholders.

      We currently maintain a directors' and officers' liability insurance policy providing coverage of not more than $5,000,000 for any one matter and in the aggregate. Our current directors `and officers' liability insurance policy expires on July 31, 2005 and we are currently negotiating coverage under a new policy.

      In October 2003, we undertook to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5,000,000, to the extent that their liability is not covered under our directors' and officers' liability insurance policy. Our indemnification undertaking will automatically expire in the event we increase coverage under the directors' and officers' liability insurance policy to $10,000,000 or more. In the event that coverage under the policy is increased, the indemnification amount will decrease by the same amount, until expiration.

      Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the U.S. Securities Act of 1933 and is therefore unenforceable.

EMPLOYMENT AGREEMENTS

      On June 15, 2000, we entered into an employment agreement with Mr. Eli Holtzman, our chief executive officer and a member of our board of directors, which was terminated in July 2002 and replaced by a new agreement. The agreement provided for a base salary and a package of benefits including options (which expired in November 2004) and contained certain non-competition and confidentiality provisions. According to the agreement, in the event we terminate the employment of Mr. Holtzman with us, he will be entitled to an amount equal to four months salary, amounts accumulated in an education fund due to our monthly contribution to this fund on his behalf and benefits to which Mr. Holtzman is entitled under Israeli law. Such benefits include severance pay, compensatory payments and loss of earning capacity payments. Under the agreement, the term of Mr. Holtzman's employment will continue until such time it is terminated by us, subject to providing Mr. Holtzman with a three-month prior notice and immediately in the event of termination for cause. Mr. Holtzman may terminate the agreement on a 30-day prior notice.

      As of July 2002, Mr. Holtzman's employment with us was terminated and we entered into an agreement with a company wholly owned by Mr. Eli Holtzman, pursuant to which such company will provide us with the services of Mr. Holtzman. The agreement provides for the same economic terms as the previous agreement with Mr. Holtzman.

AUDIT COMMITTEE

      Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

      Our audit committee is currently composed of Messrs. Ish-Hurvitz and Stramer and Mrs. Winner, each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ. We also comply with Israeli Law requirements for audit committee members. Mr. Tommy Stramer has been elected as the chairperson of the audit committee. Our Board of Directors has determined that Ms. Winner qualifies as a financial expert. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.igld.com.

      Our audit committee also has the responsibility of approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

      Our audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from our internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

OTHER CORPORATE GOVERNANCE MATTERS

      We have adopted a Code of Business Conduct and Ethics applicable to all of our principal officers and all employees. The Code of Ethics which is distributed to all officers and employees, may be viewed at our website.

      Our audit committee approves all audit and non-audit services rendered by our independent registered public accountants. All member of our audit committee are considered financially literate in accordance with the NASDAQ definition.

INTERNAL AUDITOR

      The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law. Our Internal Auditor is currently Mr. Eliyahu Rejwan.

D.    EMPLOYEES

      At December 31, 2004, we and our four wholly owned subsidiaries employed 357 full-time employees and 541 part-time employees, all of which were based in Israel. Of these 898 employees, 271 employees were employed in marketing and sales, 88 employees were employed in finance, operations, human resources and administration, 227 employees were employed in technical support and training, 232 employees were employed in customer service and 80 employees were employed in technical administration.

      At December 31, 2003, we and our two wholly owned subsidiaries (including Gold Mind and IGI) employed 225 full-time employees and 428 part-time employees, all of which were based in Israel. Of these 653 employees, 172 employees were employed in marketing and sales, 63 employees were employed in finance, operations, human resources and administration, 179 employees were employed in technical support and training, 179 employees were employed in customer service and 60 employees were employed in technical administration.

      At December 31, 2002, we and our two wholly owned subsidiaries (including Gold Mind and IGI) employed 218 full-time employees and 341 part-time employees, all of which were based in Israel. Of these 559 employees, 164 employees were employed in marketing and sales, 55 employees were employed in finance, operations, human resources and administration, 182 employees were employed in technical support and training, 104 employees were employed in customer service and 54 employees were employed in technical administration.

      In addition, at December 31, 2004, our 50.1% owned subsidiary MSN Israel Ltd. employed 48 full-time employees. Of these 48 employees, 42 employees were employed in marketing, sales and business development, three employees were employed in finance, operations, human resources and administration and three employees were employed in the technical division.

      In addition, at December 31, 2003, MSN Israel Ltd. employed 40 full-time employees. Of these 40 employees, 34 employees were employed in marketing, sales and business development, three employees were employed in finance, operations, human resources and administration and three employees were employed in the technical division.

      In addition, at December 31, 2002, MSN Israel Ltd. employed 32 full-time employees. Of these 32 employees, 28 employees were employed in marketing, sales and business development, two employees were employed in finance, operations, human resources and administration and two employees were employed in the technical division.

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

E.    SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

      The following table sets forth certain information as of June 22, 2005 regarding the beneficial ownership by each of our directors and executive officers:

                                                Number of Ordinary Shares        Percentage of
Name                                              Beneficially Owned(1)          Ownership (2)
----                                            -------------------------        -------------
Eli Holtzman (3)...........................             172,118                      0.93%
Tali Basson Mizrahi (3)....................                  --                        --
Eli Batzon (3).............................                  --                        --
Tommy Stramer (3)..........................                  --                        --
Shaul Elovitch (3)(4)......................                  --                        --
Yossef Elovitch (3)(4)(5) .................                  --                        --
Itzhack Ish-Hurvitz (3)....................                  --                        --
Moddi Keret (3)............................                  --                        --
Anat Winner (3)............................                  --                        --
Doron Turgeman (3).........................                  --                        --
Arik Alster (3)............................                  --                        --
Naty Drutin(3).............................                  --                        --
All directors and executive officers as a
  group (12) persons)......................             172,118                      0.93%

----------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,431,500 ordinary shares issued and outstanding as of June 22, 2005.

(3) The business addresses of Messrs. S. Elovitch, Y. Elovitch, Holtzman, Ish-Hurvitz, Keret, Stramer, Alster, Turgeman and Batzon is c/o Internet Gold - Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva, Israel.

(4) Mr. Shaul Elovitch, chairman of our board of directors, owns 80% of Eurocom Holdings, an Israeli holding company that holds a controlling interest 50.33% in Eurocom Communications Mr. Shaul Elovitch holds an additional 0.67% interest in Eurocom Communications. Eurocom Communications, an Israeli company, owns a 100% of Euronet Communication, an Israeli company that directly owns 68.81% of our ordinary shares. On June 8, 2005, Eurocom Management Holdings Ltd. or Eurocom Management, an Israeli holding company 80% owned by Mr. Shaul Elovitch, entered into an agreement with Arison Investments Ltd. for the purchase of Arison Investments Ltd.'s 49% interest in Eurocom Communications, subject to certain closing conditions, including the approval of the Israeli Antitrust Authority. If this transaction closes, due to his ownership of Eurocom Holdings and Eurocom Management and his positions as director of Eurocom Holdings, Eurocom Management and Eurocom Communications, Mr. Shaul Elovitch will be deemed to beneficially own the ordinary shares directly held by Euronet Communications.

(5) Mr. Yossef Elovitch is the brother of Mr. Shaul Elovitch and the owner of 20% of Eurocom Holdings and Eurocom Management.

STOCK OPTION PLAN

      We established a stock option plan in 1999 to provide for the issuance of options to our directors, officers and employees. Under the plan, options to purchase an aggregate of 2,000,000 ordinary shares may be granted from time to time at exercise prices and on other terms and conditions as determined by our board of directors. Pursuant to Section 102 of the Israeli Income Tax Ordinance and the rules promulgated thereunder (including the requirement that options and/or the resulting shares be deposited with a trustee for at least two years), the tax on the benefit arising to an employee from the grant and exercise of options as well as from the issuance of ordinary shares under these options is deferred until the transfer of the options and/or ordinary shares to the employee's name or upon sale of those options and/or ordinary shares. The tax authorities approved the general plan but reports regarding the option grants to employees were not submitted to the tax authorities. Therefore, there is a risk that the tax authorities will not allow us to claim as an expense for tax purposes the amounts credited to the employees who were granted options under the uninformed grants as a benefit upon sale of the shares issued under the
Section 102 plan at a price exceeding the exercise price, at such time as the related capital gains tax is payable by the employee.

      The exercise prices of options granted under our Section 102 plan are determined by our board of directors at the time of the grant. Generally, the term of the options expire no later than ten years from the date of grant.

      As of June 1, 2004, there were no options held by our employees. Options for the purchase of 1,346,207 ordinary shares are available for future grant under the Section 102 plan. The options will terminate 63 months following the date of grant.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      Eurocom Holdings is the beneficial holder of 68.81% of our outstanding shares. Accordingly, Eurocom Holdings controls our company. The following table sets forth certain information as of June 22, 2005, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

                                                              Number of
                                                           Ordinary Shares               Percentage of
Name                                                    Beneficially Owned (1)           Ownership (2)
----                                                    ----------------------           -------------
Eurocom Holdings Ltd. (3)........................            12,683,135                       68.81%

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

(2) The percentages shown are based on 18,431,500 ordinary shares outstanding as of June 22, 2005

(3) Such ordinary shares are held directly by Euronet Communications, an Israeli company that is 100% owned by Eurocom Communications. Eurocom Communications is a 50.33% owned Israeli subsidiary of Eurocom Holdings an Israeli holding company. Mr. Shaul Elovitch holds an additional 0.67% interest in Eurocom Communications. Mr. Shaul Elovitch, chairman of our board of directors, owns 80% of Eurocom Holdings. On June 8, 2005, Eurocom Management entered into an agreement with Arison Investments Ltd. for the purchase of Arison Investments Ltd.'s 49% interest in Eurocom Communications, subject to certain closing conditions, including the approval of the Israeli Antitrust Authority. If this transaction closes, due to his ownership of Eurocom Holdings. and Eurocom Management and his positions as director of Eurocom Holdings, Eurocom Management and Eurocom Communications, Mr. Shaul Elovitch will be deemed to beneficially own the ordinary shares directly held by Euronet Communications.

Significant Changes in the Ownership of Major Shareholders

      Mr. Shaul Elovitch, chairman of our board of directors, owns 80% of Eurocom Holdings, holds a 50.33% controlling interest in Eurocom Communications. Mr. Shaul Elovitch holds an additional 0.67% interest in Eurocom Communications. Eurocom Communications, an Israeli company, owns 100% of Euronet Communication, an Israeli company that directly owns 68.81% of our ordinary shares. On June 8, 2005, Eurocom Management, an Israeli holding company 80% owned by Mr. Shaul Elovitch, entered into a agreement with Arison Investments Ltd. for the purchase of Arison Investments Ltd.'s 49% interest in Eurocom Communications, subject to certain closing conditions, including the approval of the Israeli Antitrust Authority. If this transaction closes, due to his ownership of Eurocom Holdings. and Eurocom Management and his positions as director of Eurocom Holdings, Eurocom Management and Eurocom Communications, Mr. Shaul Elovitch will be deemed to beneficially own the ordinary shares directly held by Euronet Communications.

      MAJOR SHAREHOLDERS VOTING RIGHTS

      Our major shareholders do not have different voting rights.

RECORD HOLDERS

      Based on a review of the information provided to us by our transfer agent, as of June 10, 2005, there were 50 holders of record of our ordinary shares, of which 47 record holders holding approximately 30.2% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

B.    RELATED PARTY TRANSACTIONS

      Messrs. Shaul Elovitch, chairman of our board of directors, and his brother Yossef Elovitch, a director of our company, also serve as directors of Eurocom Holdings and various of its affiliates, including Euronet Communications Ltd. and together indirectly hold a majority of the outstanding shares of Eurocom Communications and Euronet Communications. During the past three years, we have entered into transactions with Eurocom Communications, Euronet Communications and several of their affiliates. In addition, Mr. Moddi Keret, our director, also serves as CFO of Arison Investments Ltd. and several of its affiliates. Arison Investments owns 49.0% of Eurocom Communications. We believe that the transactions with Eurocom Communications and its affiliates described below could have been entered into on comparable terms with unrelated parties and on an arm's length basis.

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

OTHER ARRANGEMENTS

      In September 1999, we established Gold Trade, an e-commerce company with a subsidiary of Eurocom Holdings and three additional minority shareholders. In December 2004 we purchased 100% of Goldtrade for NIS 1.1 million ($0.3 million), of which NIS 1 million ($0.23 million) was paid to Eurocom Holdings' subsidiary.

      We currently lease 250 square meters of office space in Ramat-Gan, Israel from Eurocom Holdings. In 2004 we paid Eurocom Holdings NIS 214,000 ($49,700) for such facilities as well as an additional NIS 103,000 ($23,900) for related services. We also paid NIS 62,000 ($14,400) to Eurocom Communications for the lease of our communication facilities in Ramat-Gan for the year 2004.

      In addition, we and Eurocom Communications have in the past entered into, and expect to enter into in the future, joint marketing, advertising and other promotional programs.

      In 2004, we purchased NIS 997,700 ($231,600) of advertising time from Radius Broadcasting Ltd., at market terms and prices. Radius Broadcasting is a subsidiary of Media Holdings EU Ltd., which is 85% indirectly held by Eurocom Holdings (on a fully diluted basis).

      In 2004, we purchased NIS 934,470 ($216,915) of peripheral equipment from Eurocom Digital Systems Ltd. (formerly Telbit Ltd.) at market terms and prices.

      Since September 2003, Mr. Dani Elovitch, Mr. Yossef Elovitch's son, is employed as a vice president of Gold Trade.

      We provide Internet access services and other Internet-related services to related parties at market terms and prices. In addition we receive and render various services and products, including advertising on our MSN Israel portal, to and from related parties at market rates and in the ordinary course of business. None of these transactions are material to us or to our related parties. If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party's bid is on arm's-length terms. In addition, generally we will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm's length terms.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8.      FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See the consolidated financial statements, including the notes thereto, beginning of page F-1 and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

LEGAL PROCEEDINGS

      In March 2005, a petition was filed against us in the Magistrates Court in Hertzeliya by an Israeli company for the approval of a provisional attachment in the amount of NIS 360,383, claiming that we failed to respond to a garnishment decree that was provided to us with regard to a debt of a third party to that Israeli company. We filed a statement of defense, and a pre-trial hearing was set for July 2005. At this preliminary stage, we are unable to predict the outcome of this petition.

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

      According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

B.    SIGNIFICANT CHANGES

      Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2004.

ITEM 9.      THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

ANNUAL STOCK INFORMATION

      The following table sets forth, for each of the years indicated, the range of high asks and low bid prices of our ordinary shares on the NASDAQ National Market or the NASDAQ SmallCap Market:

YEAR                                                           HIGH                     LOW
----                                                          ------                   ------
2000...............................................           $30.00                   $ 1.28
2001...............................................             2.94                     0.54
2002...............................................             1.80                     0.87
2003...............................................             6.96                     1.19
2004...............................................             6.44                     3.78

QUARTERLY STOCK INFORMATION

      The following table sets forth, for each of the full financial quarters in the years indicated, the range of high and low closing prices of our ordinary shares on the NASDAQ SmallCap Market:

2003                                                           HIGH                     LOW
----                                                          ------                   ------
First Quarter......................................           $ 4.06                   $ 1.19
Second Quarter.....................................             6.05                     2.84
Third Quarter......................................             6.96                     3.85
Fourth Quarter.....................................             4.48                     3.34

2004                                                           HIGH                     LOW
----                                                          ------                   ------
First Quarter......................................           $ 5.23                   $ 3.78
Second Quarter.....................................             6.06                     4.56
Third Quarter......................................             4.91                     4.07
Fourth Quarter.....................................             6.44                     4.10

MONTHLY STOCK INFORMATION

      The following table sets forth, for the most recent six months, the range of high and low closing prices of our ordinary shares on the NASDAQ SmallCap Market or the NASDAQ National Market and the TASE:

                                                   NASDAQ                          TASE
                                           HIGH             LOW             HIGH            LOW
                                          ------           ------          ------          ------
2004
----
December.............................     $ 6.44           $ 4.98               -               -

2005
----
January..............................     $ 5.71           $ 4.96               -               -
February.............................       7.79             5.27               -               -
March................................       8.00             6.50          $ 8.13          $ 6.43
April................................       7.13             5.83            7.14            6.10
May..................................       6.32             5.65            6.44            5.65

----------
* The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      Our ordinary shares were listed on the NASDAQ National Market under the symbol IGLD, until July 21, 2001, at which date the listing of our ordinary shares was transferred to the NASDAQ SmallCap Market. Since February 4, 2005, our shares once again have been listed on the NASDAQ National Market. Since March 1, 2005, our ordinary shares have also been traded on the TASE.

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

      On February 1, 2000, the Israeli Companies Law, 1999-5759, or the Israeli Companies Law, came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to bankruptcy, dissolution and liquidation of companies. Under the Israeli Companies Law, various provisions, some of which are detailed below, overrule the current provisions of our articles of association.

THE POWERS OF THE DIRECTORS

      Under the provisions of the Israeli Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested, unless such proposal, arrangement or contract is in the ordinary course of business or the majority of directors are personally interested in such proposal, arrangement or contract. In the event the majority of the members of the board of directors have a personal interest in the proposed transaction, approval of our shareholders at a general meeting is required. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6.A. Directors, Senior Management and Employees - Approval of Related Party Transactions Under Israeli Law."

      The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

      Our articles of association do not impose any mandatory retirement or age-limit requirements on our directors and our directors are not required to own shares in our company in order to qualify to serve as directors.

RIGHTS ATTACHED TO SHARES

      Our authorized share capital consists of 501,000,000 ordinary shares of a nominal value of NIS 0.01 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

      DIVIDEND RIGHTS. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors or affect the amount already distributed as an interim dividend. See "Item 8.A. Financial Information - Consolidated and Other Financial Information - Dividend Distribution." The board of directors is entitled to invest or otherwise make use of all unclaimed dividends or other moneys payable in respect of a share, for our benefit until claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

      An ordinary resolution, such as a resolution for the declaration of dividends or amendment to our articles of association, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon. Under our articles of association, a special resolution, such as amending our memorandum of association (when permitted), approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon. Under the Israeli Companies Law, we may change our articles of association by the aforementioned majority, in order to cancel the special majority requirement in most of the events.

      Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting for the term determined in the relevant category. See "Item 6.A. Directors, Senior Management and Employees - Election of Directors." Eurocom Holdings, which is our controlling shareholder, is able to elect all our directors, except our outside directors, whose election requires the affirmative vote of at least one third of the shareholders who are non-controlling shareholders, or no more than 1% of said shareholders opposing the election of the outside directors. See "Item 7.A. Major Shareholders and Related Party Transactions - Major Shareholders."

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

      LIMITATIONS ON ANY EXISTING OR PROSPECTIVE MAJOR SHAREHOLDER. See Item 6.A. "Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law."

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

PROVISIONS RESTRICTING CHANGE IN CONTROL OF OUR COMPANY

      The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the boards' of both companies is subject to such boards' confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also "Item 6A. Directors, Senior Management and Employees - Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law."

CHANGES IN OUR CAPITAL

      Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

C.    MATERIAL CONTRACTS

      In March 1999 we entered into a ten-year lease ending in September 2009 for an office building in Petach Tikva, that is subject to a ten-year renewal option. The annual rent for the 4,250 square meter premises is approximately NIS
2.1 million ($ 0.5 million), linked to the rate of exchange of the U.S. dollar. In connection with this lease agreement, we provided the lessor a loan for completion of the building's construction, which was fully repaid in March 2004, when the lessor sold the premises.

      In July 2003, we entered into a long-term agreement with Barak, one of Israel's three long distance carriers, to purchase rights of use for 14 international fiber optic lines (presented in our financial statements as a capital lease) until 2017, with the option to extend the agreement for an additional five year period. Until then, we leased international lines on a monthly basis at higher rates from various long-distance carriers. According to the agreement, we are obliged to connect all of the 14 international lines by June 30, 2006. The total capacity of the lines is 2.2 GB. This increased capacity is required to meet the demand of our rapidly growing broad band customer base.

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

      During 2004, we entered into collaboration with Mirapoint for the provision of anti-virus and anti-spam software licenses to our clients. Since 2000, Mirapoint has provided us with maintenance services for our mail server. Due to the increase in the demand for Gold Mind's value-add services in the past year, such as anti-virus and anti-spam services, and its rich Internet content, such as customized on-line magazines and newsletters, which are provided through our mail server, the collaboration with Mirapoint has become more important to us.

      Since the launch of the international telephony service in August 2004, we have entered into agreements with several international carriers for the purchase of international long distance voice services to about 240 destinations around the world.

      We have entered into several agreements with networks providers, including local and long distance telecommunications companies for leased lines, on market terms.

D.    EXCHANGE CONTROLS

     Israeli laws and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.

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

E.    TAXATION

MATERIAL INCOME TAX CONSIDERATIONS

GENERAL TAX STRUCTURE

      The following is a summary of the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations

      The Israeli Government recently announced an additional new tax reform pursuant to which corporate tax rate is expected to be reduced gradually during the following years up to 25% in 2010, however this tax reform has not yet been enacted. Such tax reform might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of such expected new tax reform applicable to us.

      GENERAL CORPORATE TAX STRUCTURE. In 2004, Israeli companies were subject to corporate tax at the rate of 35% of taxable income. This tax rate is expected to decrease gradually to 34% in 2005, 32% in 2006 and 30% from 2007. The Israeli government recently announced a new tax reform, pursuant to which the corporate tax rate is expected to be reduced gradually during the following years up to 25% in 2010, but such tax reform has not yet been enacted.

      Dividends received from another Israeli company are exempt (except for dividends derived from income earned outside of Israel). Furthermore, in Israel, individuals must pay income tax at graduated marginal rates from 10% to 49%. Nevertheless, a company or individual, i.e., a non-resident of Israel, may benefit from exemptions or reductions in respect of all or a portion of such Israeli taxes, under the provisions of an international tax treaty, such as the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income.

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

      The Israeli government recently announced an additional new tax reform to encourage investments in Israel. Pursuant to such reform interest, dividends and capital gain, including capital gain from the sale of securities listed on a stock exchange, will be taxed at an equable tax rate of 20% for individuals and 25% for corporations. In addition, the marginal tax rate on ordinary income of individuals shall be reduced gradually during the following years from 49% to 44% in 2010. Non-Israeli residents will be exempt from tax on capital gain derived from investment in Israeli companies, commencing on July 1, 2005 through December 31, 2007, even if the capital gain was derived after such period and without derogating from any other capital gain tax exemption applying to non-Israeli resident under Israeli law or under any applicable tax treaty. The new tax reform might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of such expected tax reform applicable to us. TAXATION OF OUR SHAREHOLDERS

      CAPITAL GAINS ON SALES OF OUR ORDINARY SHARES. Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the devaluation of the shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

      Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

      Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

      o who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

      o who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

      However, this exemption does not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of the U.S.-Israeli tax treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, a U.S. resident generally would be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

      For residents of other countries, the purchaser of shares may be required to withhold 25% capital gains tax on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the seller's country of residence.

      Under legislation which became effective on January 1, 2003, the capital gain from the sale of shares by non Israeli residents would be tax exempt in Israel as long as our shares are listed on the NASDAQ National Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident's permanent establishment in Israel, and (B) the shares were acquired by the foreign resident after the company's shares had been listed for trading on the foreign Exchange. If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2002 their sale would be subject to 35% so long as the shares are listed on a stock exchange, such as the NASDAQ National Market, which is recognized by the Israeli Ministry of Finance, and (B) for the period commencing January 1, 2003, the sale of the shares would be subject to a 15% tax if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. If we are delisted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 25% unless an exemption or other tax rate applies in accordance with a tax treaty between Israel and the shareholder's country of residence.

      Non-residents of Israel are subject to tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income, such as income received for services rendered in Israel. We are required to withhold income tax at the rate of 25% with respect to passive income, unless a different rate or an exemption is provided in a tax treaty between Israel and the shareholder's country of residence.

      Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of shares in an Israeli company which are traded on certain stock markets, including the NASDAQ Stock Market, subject to the provisions of any applicable double taxation treaty.

      STAMP DUTY

      Stamp duty applies in Israel to various types of documents at various rates, depending primarily on the type of the document and the amount specified, or not, therein. In June 2003, the Israeli statute imposing the stamp duty was amended in a manner believed by many to significantly expand the tax basis. Following this amendment, the Israeli Tax Authority has increased enforcement of this statute. The amendment to the statue and the enforcement actions taken by the Israeli Tax Authority are in legal dispute before the Israeli Supreme Court, which has not yet ruled on this matter. In addition, under current legislation the stamp duty statute is expected to be gradually phased out until its complete cancellation in 2008. To date, we have not received a demand for payment of stamp duty following this amendment. We currently do not believe that any stamp duty that may be imposed on us as a result of this amendment would materially adversely affect our financial condition.

UNITED STATES FEDERAL INCOME TAXATION

      The following is a description of the material United States federal income tax consequences of the ownership of our ordinary shares. This summary does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares. This description assumes that holders of our ordinary shares will hold the ordinary shares as capital assets. This summary does not address tax considerations applicable to holders who may be subject to special tax rules, including:

      o     dealers or traders in securities or currencies;

      o     tax-exempt entities;

      o     banks, financial institutions or insurance companies;

      o real estate investment trusts, regulated investment companies or grantor trusts;

      o persons who received ordinary shares as compensation for the performance of services;

      o holders who own, or are deemed to own, at least 10% or more, by voting power or value, of our shares;

      o     investors whose functional currency is not the United States dollar;
            or

      o holders who hold our ordinary shares as part of a position in a straddle or as part of a hedging or conversion transaction for United States federal income tax purposes.

      Further, this description does not address any United States federal estate and gift or alternative minimum tax consequences, nor any state, local, or foreign tax consequences relating to the ownership and disposition of our ordinary shares.

      This description is based on the Internal Revenue Code of 1986, as amended, United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report. The United States tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

      Unless specifically noted below, the following description applies only to owners of our ordinary shares that are United States holders for United States federal income tax purposes. For purposes of this description, a United States holder is a beneficial owner of ordinary shares that, for United States federal income tax purposes, is:

      o     citizen or resident of the United States;

      o a corporation or partnership created or organized in or under the laws of the United States or any state, including the District of Columbia;

      o an estate if its income is subject to United States federal income taxation regardless of its source; or

      o a trust if such trust validly has elected to be treated as a United States person for United States federal income tax purposes or if a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

      A non-United States holder is a beneficial owner of ordinary shares that is not a United States holder.

      Shareholders should consult their own tax advisors with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of our ordinary shares.

DISTRIBUTIONS

      Subject to the discussion below under "Passive Foreign Investment Company Considerations," the entire amount of any distribution made to you with respect to ordinary shares, other than any distributions of our ordinary shares made to all our shareholders, will constitute dividends to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. For these purposes, the amount of the distribution will not be reduced by the amount of any Israeli tax withheld from the distribution. Non-corporate U.S. Holders may be taxed on the dividend distributions made in taxable years beginning before December 31, 2008 at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). However, non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code or that receive dividends with respect to which they are obligated to make related payments, will not be eligible for the reduced rates of taxation. In addition, the dividends will be included in your gross income as ordinary income and will not be eligible for the dividends received deduction generally allowed to corporate United States holders. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

      If distributions with respect to our ordinary shares exceed our current and accumulated earnings and profits, the excess distributed with respect to any ordinary share would be treated first as a tax-free return of capital to the extent of your adjusted basis in that ordinary share. Subject to the discussion below under "Passive Foreign Investment Company Considerations", any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain, subject to the rules described under "Sale or Exchange of our Ordinary Shares."

      If we pay a dividend or distribution in NIS, you will be required to take the dividend or distribution into account at its dollar amount based on the spot rate of exchange in effect on the distribution date. You will have a tax basis for United States federal income tax purposes in the NIS received equal to that dollar value, and any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

      You may generally elect to claim the Israeli income tax withheld from dividends and distributions you receive with respect to ordinary shares as a foreign tax credit against your United States federal income tax liability, subject to a number of limitations. Among the limitations, the foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income tax payable with respect to each such class. Dividends we pay generally will be included in the "passive income" class for these purposes, or, in the case of certain financial services entity holders, "financial services income." U.S. Holders should note, however, that recently enacted legislation eliminates the "financial services income" category for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories are limited to "passive category income" and "general category income." In lieu of claiming a foreign tax credit, you may claim a deduction for the withholding taxes if you itemize your deductions. Dividends received by you with respect to ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation.

      Subject to the discussion below under "Backup Withholding and Information Reporting," if you are a non-United States holder of our ordinary shares, you will not be subject to United States federal income or withholding tax on dividends you receive on ordinary shares, unless the dividends are effectively connected with the conduct by such non-United States holder of a trade or business in the United States.

SALE OR EXCHANGE OF OUR ORDINARY SHARES

      Subject to the discussion below under "Passive Foreign Investment Company Considerations," you will recognize capital gain or loss for United States federal income tax purposes when you sell or exchange our ordinary shares. The amount of gain or loss will be equal to the difference between your adjusted tax basis in the ordinary shares and the amount realized on their disposition. If you are a noncorporate United States holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for our ordinary shares exceeds one year. Any gain or loss recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. Capital losses may only be used to offset capital gains, except that non-corporate U.S. holders are entitled to deduct capital losses in excess of capital gains not to exceed $3,000 per taxable year.

      Subject to the discussion below under "Backup Withholding and Information Reporting," if you are a non-United States holder of our ordinary shares, we expect that you will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of such ordinary shares unless (1) such gain is effectively connected with the conduct by you of a trade or business in the United States, (2) in the case of gain realized by an individual non-United States holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (3) you are subject to the rules applicable to certain United States expatriates.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

      A non-United States corporation will be classified as a "passive foreign investment company" (a "PFIC") for United States federal income tax purposes in any taxable year in which, after applying applicable look-through rules with respect to a 25% or more owned subsidiary, either (1) at least 75% of its gross income is "passive income," or (2) at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

      Based on our estimated gross income, the average value of our gross assets (determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ended December 31, 2004. Our status in future years will depend on our assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but because the market price of our ordinary shares is likely to fluctuate, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under "Distributions") with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares.

      If we were a PFIC, you could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of our ordinary shares. You should consult your own tax advisor regarding our potential status as a PFIC and the tax consequences that would arise if we were treated as a PFIC.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      United States backup withholding taxes and information reporting requirements apply to certain payments to noncorporate holders of stock. Information reporting requirements will, and a backup withholding tax may, apply to payments of dividends on, and to proceeds from the sale, exchange or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient, including a corporation, a payee that is a non-United States person that provides an appropriate certification and certain other persons. Backup withholding is not an additional tax and may be claimed as a credit against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information. The backup withholding tax rate is 28% for years 2003 through 2010.

      In the case of such payments by a payor within the United States, or by a U.S. payor or U.S. middleman, to a foreign simple trust, foreign grantor trust or foreign partnership, other than payments to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of such income tax regulations and payments to a foreign simple trust, foreign grantor trust or foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the person treated as the owner of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

      The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. Shareholders should consult their own tax advisors concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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

      This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference room: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.igld.com. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

     The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 1 Alexander Yanai Street, Petach Tikva, Israel. We will provide a copy of this annual report containing our financial statements upon shareholders' request.

I.    SUBSIDIARY INFORMATION

      Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

      We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of currency fluctuations and changes in interest rates.

      EFFECTS OF CURRENCY FLUCTUATIONS. Most of our communications and advertising costs are quoted in dollars. Furthermore, if we expand our business into other countries, we may earn additional revenue and incur additional expenses in other currencies. Since June 2002, we are required by law to state our prices in NIS to our residential and SOHO customers. Since the NIS is the primary currency of the economic environment in which we and our subsidiaries operate, the NIS is our functional currency, and accordingly, monetary accounts maintained in currencies other than the NIS are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.

      Most of our cash and cash equivalents as of December 31, 2004, amounting to NIS 75.6 ($17.6 million), are invested in dollar deposits earning annual interest of approximately 1% to 2%. Since we report our financial statements in NIS, we are subject to risks caused by fluctuations in the exchange rate between the dollar and Israeli currency.

      We also have a dollar denominated liabilities (rights of use-leasing obligations for our international lines). In future periods, our dollar assets (deposits) and our dollar denominated liabilities might commercially serve as partial economic hedge against future exchange rate fluctuations.

      We do not currently hedge against foreign currency exchange translation risks but may in the future commence such hedging against specific foreign currency transaction risks. A hypothetical 10% depreciation in our major foreign currency rate (the dollar) against the NIS, with all other variables held constant, would result in an increase in our expected 2005 sales of NIS 6.6 million ($1.5 million) and an increase in our 2005 net profit of NIS 3 million ($0.7 million).

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

                                                                     For the account of the
                                                                             company
                                                                     ----------------------
Number of ordinary shares registered ..........................             4,500,000
Aggregate offering price of ordinary shares
    registered ................................................           $54,000,000
Number of ordinary shares sold ................................             4,500,000
Aggregate offering price of ordinary shares sold ..............           $54,000,000

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

                                                                Direct or indirect payments to
                                                                persons other than affiliated
                                                                           persons
                                                                ------------------------------
Underwriting discounts and commissions ......................             $3,780,000
Finders' fees ...............................................                     --
Expenses paid to or for underwriters ........................                     --
Other expenses ..............................................              2,210,000
Total expenses ..............................................             $5,990,000
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

                                                                        Direct or indirect
                                                                       payments to persons
                                                                     other than to affiliated
                         Purpose                                              persons
-------------------------------------------------------------        ------------------------
Acquisition of other companies and
    business(es) and financing subsidiaries..................              $  10,481,000
Construction of plant, building and facilities ..............                         --
Purchase and installation of equipment ......................                  9,047,000
Purchase of real estate .....................................                         --
Repayment of indebtedness ...................................                  5,635,000
Working capital .............................................                  4,735,000
Temporary investments:
    Acquisitions of marketable securities....................
Other purposes:
    Provision of a long-term loan to lessor..................                    632,000
Total.......................................................               $  30,530,000
                                                                           -------------

ITEM 15.     CONTROLS AND PROCEDURES

      Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

      There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

      All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16.     RESERVED.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that Ms. Winner, one of our independent directors, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

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

                                                        Year Ended December 31,
                                       ---------------------------------------------------------
                                                  2003                             2004
                                       -------------------------         -----------------------
     Services Rendered                   Fees       Percentages            Fees      Percentages
--------------------------             ---------    ------------         ---------   -----------
Audit (1).................             $ 124,000              91%        $ 141,200            93%
Audit-related (2).........                     -               -                 -             -
Tax (3)...................                12,000               9%           11,800             7%
Other (4).................                     -               -                 -             -
                                       ---------    ------------         ---------   -----------
Total ....................               136,000             100%          153,000           100%

-----------------------
(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

ISSUER PURCHASE OF EQUITY SECURITIES

      Neither we, nor any "affiliated purchaser" of our company, purchased any of our securities during 2004.


                                    PART III


ITEM 17.     FINANCIAL STATEMENTS

      Not Applicable.

ITEM 18.     FINANCIAL STATEMENTS

Consolidated Financial Statements                                                                    F-1

Report of Independent Auditors                                                                       F-2

Balance Sheets as of December 31, 2004 and 2003                                                      F-3

Statements of Operations for the years ended December 31, 2004, 2003 and 2002                        F-5

Statement of Changes in Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002    F-6

Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002                        F-7

Notes to the Financial Statements                                                                   F-10

ITEM 19.     EXHIBITS

INDEX TO EXHIBITS

Exhibit      Description
-------      -----------
  1.1        Memorandum of Association of the Registrant.*
  1.2        Articles of Association of the Registrant.*
  2.1        Specimen of Share Certificate.*
  2.2        Terms of Convertible Debentures Traded on Tel Aviv Stock Exchange***
  2.3        Terms of Options Traded on Tel Aviv Stock Exchange***
  4.1        Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications
             Ltd., Shaul Elovitch and Eli Holtzman.*
  4.2        Employee Stock Option Plan dated June 1999 of the Registrant.*
  4.3        Hebrew version and an English summary of Lease Agreement between Rivka and Avraham Veron and the
             Registrant dated March 1999.**
    8        List of Subsidiaries of the Registrant
 12.1        Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the
             Securities Exchange Act, as amended.
 12.2        Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the
             Securities Exchange Act, as amended.
 13.1        Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to
             Section 906 of the Sarbanes-Oxley Act of 2002.
 13.2        Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to
             Section 906 of the Sarbanes-Oxley Act of 2002.

----------
*Previously filed as exhibit to the Registrant's Registration Statement on Form F-1, Registration No. 333-10576, and incorporated herein by reference.
** Previously filed as an exhibit to the Registrant Annual Report on Form 20-F for the year ended December 31, 2000, Commission File No. 0-30198, and incorporated herein by reference.
***Previously filed as exhibit to the Registrant's Registration Statement on Form 6-K, dated April 11, 2005, and incorporated herein by reference.

                                               Internet Gold - Golden Lines Ltd.

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

                                                                      PAGE
Report of Independent Registered Public Accounting Firm                F-2

Balance Sheets as of December 31, 2004 and 2003                        F-3

Statements of Operations for the years ended
 December 31, 2004, 2003 and 2002                                      F-5

Statements of Changes in Shareholders' Equity for the years ended
 December 31, 2004, 2003 and 2002                                      F-6

Statements of Cash Flows for the years ended
 December 31, 2004, 2003 and 2002                                      F-7

Notes to the Financial Statements                                     F-10

Annex A to the Financial Statements                                   F-58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
INTERNET GOLD - GOLDEN LINES LTD.

We have audited the accompanying consolidated and company balance sheets of Internet Gold - Golden Lines Ltd. (hereinafter - the "Company") as of December 31, 2004 and 2003, and the related consolidated and company statements of operations, changes in shareholders' equity and cash flows, for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations, the changes in shareholders' equity and its cash flows for each of the years in the three year period ended December 31, 2004, in conformity with generally accepted accounting principles in Israel.

As explained in Note 2C the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

As discussed in Note 21 to the consolidated financial statements, the Company adopted Financial Standards Board Interpretation No. 46(R) "Consolidation of Variable Interest Entities" in 2004 by restating the consolidated financial statements of 2003 and 2002 with a cumulative effect adjustment as of the beginning of 2002 in the amount of NIS 4,382 thousand.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel

February 17, 2005

BALANCE SHEETS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

                                                                                                                      CONVENIENCE
                                                                                                                      TRANSLATION
                                                                                                                          INTO
                                                                                                                      US DOLLARS
                                                                                                                       (NOTE 2E)
                                                                                                                     -------------
                                                       CONSOLIDATED                         COMPANY                   CONSOLIDATED
                                               -----------------------------       ----------------------------      -------------
                                               DECEMBER 31      DECEMBER 31        DECEMBER 31      DECEMBER 31        DECEMBER 31
                                                  2004             2003               2004             2003               2004
                                               -----------      -----------        -----------      -----------      -------------
                                                REPORTED          ADJUSTED          REPORTED         ADJUSTED
                                                AMOUNTS*         AMOUNTS**          AMOUNTS*         AMOUNTS**
                                               -----------      -----------        -----------      -----------
                                  NOTE                                   NIS THOUSANDS                               US$ THOUSANDS
                                 ------        ----------------------------------------------------------------      -------------
CURRENT ASSETS
Cash and cash equivalents           3               75,637           81,891             75,323           81,660             17,557
Trade receivables, net              4               52,682           35,569             37,723           26,601             12,231
Other receivables                   5                8,948           12,769              7,408           10,539              2,077
Deferred taxes                     16                2,564            1,914                  -                -                595
                                               -----------      -----------        -----------      -----------      -------------

Total current assets                               139,831          132,143            120,454          118,800             32,460
                                               -----------      -----------        -----------      -----------      -------------

INVESTMENTS
Investments in
 investee companies                 6                    -            1,550             16,821            8,287                  -
Deferred taxes                     16                   22               21                  -                -                  5
                                               -----------      -----------        -----------      -----------      -------------

                                                        22            1,571             16,821            8,287                  5
                                               -----------      -----------        -----------      -----------      -------------

PROPERTY AND EQUIPMENT, NET         7               40,583           29,160             36,075           26,796              9,420
                                               -----------      -----------        -----------      -----------      -------------

OTHER ASSETS AND
 DEFERRED CHARGES                   8              114,956           51,130            112,253           49,895             26,684
                                               -----------      -----------        -----------      -----------      -------------

ASSETS ALLOCATED TO
 DISCONTINUED OPERATION            20                4,631                -                  -                -              1,075
                                               -----------      -----------        -----------      -----------      -------------


TOTAL ASSETS                                       300,023          214,004            285,603          203,778             69,644
                                               ===========      ===========        ===========      ===========      =============

/s/ Eli Holtzman                                   /s/ Doron Turgeman
------------------------------------               -----------------------
Eli Holtzman                                       Doron Turgeman
Chief Executive Officer and Director               Chief Financial Officer

Date of signature:  February 17, 2005

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.
--------------------------------------------------------------------------------

                                                                                                                      CONVENIENCE
                                                                                                                      TRANSLATION
                                                                                                                         INTO
                                                                                                                      US DOLLARS
                                                                                                                       (NOTE 2E)
                                                                                                                      ------------
                                                       CONSOLIDATED                         COMPANY                   CONSOLIDATED
                                               -----------------------------       ----------------------------       ------------
                                               DECEMBER 31      DECEMBER 31        DECEMBER 31      DECEMBER 31        DECEMBER 31
                                                  2004             2003               2004             2003               2004
                                               -----------      -----------        -----------      -----------       ------------
                                                REPORTED          ADJUSTED          REPORTED         ADJUSTED
                                                AMOUNTS*         AMOUNTS**          AMOUNTS*        AMOUNTS**
                                               -----------      -----------        -----------      -----------
                                  NOTE                                   NIS THOUSANDS                                US$ THOUSANDS
                                 ------        ----------------------------------------------------------------       -------------
LIABILITIES
CURRENT LIABILITIES
Short-term bank loans               9               10,950            5,259              7,668            2,459               2,542
Accounts payable                   10               73,383           36,591***          69,414           33,915***           17,034
Other payables                     11               13,784           14,037***           8,742            9,888***            3,200
                                               -----------      -----------        -----------      -----------       -------------

Total current liabilities                           98,117           55,887             85,824           46,262              22,776
                                               -----------      -----------        -----------      -----------       -------------

LONG-TERM LIABILITIES
Excess of liabilities over
 assets in investees                6                    -            7,706                  -            7,706                   -
Long-term loans and other
 long-term obligations             12               72,117           27,389             72,111           27,193              16,740
Deferred revenues                   3                   23                3                 23                1
Liability for severance
 pay, net                          13                6,240            4,928              5,772            4,523               1,448
                                               -----------      -----------        -----------      -----------       -------------

Total long-term liabilities                         78,360           40,046             77,886           39,445              18,189
                                               -----------      -----------        -----------      -----------       -------------

LIABILITIES ALLOCATED TO
 DISCONTINUED OPERATION            20                1,653                -                  -                -                 384
                                               -----------      -----------        -----------      -----------       -------------

SHAREHOLDERS' EQUITY
Ordinary shares,
 NIS 0.01 par value
 (501,000,000 shares
 authorized; 18,431,500
 shares issued and fully paid
 as at December 31, 2004)                              197              197                197              197                  46
Additional paid in capital                         215,040          215,040            215,040          215,040              49,916
Accumulated deficit                                (93,344)         (97,166)           (93,344)         (97,166)            (21,667)
                                               -----------      -----------        -----------      -----------       -------------

Total shareholders' equity                         121,893          118,071            121,893          118,071              28,295
                                               -----------      -----------        -----------      -----------       -------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                               300,023          214,004            285,603          203,778              69,644
                                               ===========      ===========        ===========      ===========       =============

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS of December 31, 2003.
***  Reclassified

The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

STATEMENTS OF OPERATIONS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

                                                                                             CONSOLIDATED
                                                                            -------------------------------------------
                                                                             YEAR ENDED       YEAR ENDED     YEAR ENDED
                                                                            DECEMBER 31      DECEMBER 31    DECEMBER 31
                                                                                2004             2003           2002
                                                                            -----------      -----------    -----------
                                                                             REPORTED          ADJUSTED       ADJUSTED
                                                                              MOUNTS*         AMOUNTS**       AMOUNTS**
                                                                            -----------      -----------    -----------
                                                                  NOTE       NIS THOUSANDS (EXCEPT FOR PER SHARE DATA)
                                                                  ----      -------------------------------------------
Revenues                                                           15A          219,577          179,642        184,318
                                                                            -----------      -----------    -----------

Costs and expenses:
Cost of revenues                                                   15B           96,820           92,871         99,564
Selling and marketing expenses                                     15C           73,155           41,393         37,125
General and administrative expenses                                15D           24,258           21,908         21,209
                                                                            -----------      -----------    -----------
Total costs and expenses                                                        194,233          156,172        157,898
                                                                            -----------      -----------    -----------
Income from operations                                                           25,344           23,470         26,420
Financing income (expenses), net                                   15E              122           (3,235)         2,151
Other (expenses) income, net                                                     (1,077)          (2,592)            (3)
                                                                            -----------      -----------    -----------
Income  from continued operations  before income taxes                           24,389           17,643         28,568
Income tax benefit                                                  16              301            1,935              -
                                                                            -----------      -----------    -----------
Income after income tax                                                          24,690           19,578         28,568
Company's share in net income (loss) of investees                                  (396)          (1,538)        (1,530)
                                                                            -----------      -----------    -----------
Income from continued operations                                                 24,294           18,040         27,038
Company's share in loss of a subsidiary
 from discontinued operations                                       20           (4,763)          (3,737)        (7,080)
                                                                            -----------      -----------    -----------
NET INCOME                                                                       19,531           14,303         19,958
                                                                            ===========      ===========    ===========

INCOME (LOSS) PER SHARE, BASIC AND DILUTED
Net income per NIS 0.01 par value of
 shares (in NIS) from continuing operations                                        1.32            0. 98          1. 47
                                                                            ===========      ===========    ===========
Net loss per NIS 0.01 par value of shares (in NIS)
 from discontinued operation                                                      (0.26)           (0.20)         (0.39)
                                                                            ===========      ===========    ===========
Net income per NIS 0.01 par value of shares (in NIS)                               1.06             0.78           1.08
                                                                            ===========      ===========    ===========
Weighted average number of shares outstanding (in thousands)                     18,432           18,432         18,432
                                                                            ===========      ===========    ===========

                                                                                                                    CONVENIENCE
                                                                                                                     TRANSLATION
                                                                                                                   INTO US DOLLARS
                                                                                                                      (NOTE 2E)
                                                                                     COMPANY                        CONSOLIDATED
                                                                  --------------------------------------------     ---------------
                                                                   YEAR ENDED       YEAR ENDED      YEAR ENDED       YEAR ENDED
                                                                  DECEMBER 31      DECEMBER 31     DECEMBER 31       DECEMBER 31
                                                                      2004            2003             2002             2004
                                                                  -----------      -----------     -----------     ---------------
                                                                    REPORTED         ADJUSTED       ADJUSTED
                                                                    AMOUNTS*         AMOUNTS**       AMOUNTS**
                                                                  -----------      -----------     -----------
                                                                    NIS THOUSANDS (EXCEPT FOR PER SHARE DATA)       US$ THOUSANDS
                                                                  --------------------------------------------     ---------------
Revenues                                                             180,343           157,394         169,052             50,970
                                                                  ----------       -----------     -----------     --------------

Costs and expenses:
Cost of revenues                                                      80,819            78,008          85,798             22,474
Selling and marketing expenses                                        65,842            42,538          37,981             16,981
General and administrative expenses                                   19,810            18,959          18,712              5,631
                                                                  ----------       -----------     -----------     --------------
Total costs and expenses                                             166,471           139,505         142,491             45,086
                                                                  ----------       -----------     -----------     --------------
Income from operations                                                13,872            17,889          26,561              5,884
Financing income (expenses), net                                       2,452               587           3,701                 28
Other (expenses) income, net                                             503                17            (110)              (250)
                                                                  ----------       -----------     -----------     --------------
Income from continued operations before income taxes                  16,827            18,493          30,152              5,662
Income tax benefit                                                         -                 -               -                 70
                                                                  ----------       -----------     -----------     --------------
Income after income tax                                               16,827            18,493          30,152              5,732
Company's share in net income (loss) of investees                      7,467              (453)         (3,114)               (92)
                                                                  ----------       -----------     -----------     --------------
Income from continued operations                                      24,294            18,040          27,038              5,640
Company's share in loss of a subsidiary
 from discontinued operations                                         (4,763)           (3,737)         (7,080)            (1,106)
                                                                  ----------       -----------     -----------     --------------
NET INCOME                                                            19,531            14,303          19,958              4,534
                                                                  ==========       ===========     ===========     ==============

INCOME (LOSS) PER SHARE, BASIC AND DILUTED
Net income per NIS 0.01 par value of
 shares (in NIS) from continuing operations                             1.32              0.98            1.47               0.31
                                                                  ==========       ===========     ===========     ==============
Net loss per NIS 0.01 par value of shares (in NIS)
 from discontinued operation                                           (0.26)            (0.20)          (0.39)             (0.06)
                                                                  ==========       ===========     ===========     ==============
Net income per NIS 0.01 par value of shares (in NIS)                    1.06              0.78            1.08               0.25
                                                                  ==========       ===========     ===========     ==============
Weighted average number of shares outstanding (in thousands)          18,432            18,432          18,432             18,432
                                                                  ==========       ===========     ===========     ==============

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

 The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                        SHARE CAPITAL *
                                 ----------------------------
                                 NUMBER OF                              ADDITIONAL        ACCUMULATED
                                   SHARES             AMOUNT          PAID-IN CAPITAL        DEFICIT                 TOTAL
                                 ----------          --------         ---------------     -------------             --------
                                          AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF NIS OF DECEMBER 2003
                                 -------------------------------------------------------------------------------------------
                                      NIS 0.01 PAR VALUE                                  NIS THOUSANDS
                                 ----------------------------         ------------------------------------------------------
BALANCE AS OF
 JANUARY 1, 2002                 18,431,500               197                 215,040          (131,427)              83,810

Changes during 2002

Net income for the year                   -                 -                       -            19,958               19,958
                                 ----------          --------         ---------------     -------------             --------

BALANCE AS OF
 DECEMBER 31, 2002               18,431,500               197                 215,040          (111,469)             103,768

Changes during 2003:

Net income for the year                   -                 -                       -            14,303               14,303
                                 ----------          --------         ---------------     -------------             --------

BALANCE AS OF
 DECEMBER 31, 2003               18,431,500               197                 215,040           (97,166)             118,071
                                 ==========          ========         ===============     =============             ========

                                        SHARE CAPITAL (*)
                                 ----------------------------         ADDITIONAL
                                 NUMBER OF                             PAID-IN            ACCUMULATED
                                  SHARES              AMOUNT           CAPITAL               DEFICIT                 TOTAL
                                 ---------            -------         -----------         -----------               --------
                                                                         REPORTED AMOUNTS**
                                 -------------------------------------------------------------------------------------------
                                       NIS 0.01 PAR VALUE                                  NIS THOUSANDS
                                 ----------------------------         ------------------------------------------------------
BALANCE AS OF
DECEMBER 31, 2003                18,431,500               197            215,040              (97,166)               118,071

Changes during 2003:
Capital reserve
 from purchase of
 investee company                         -                 -                  -              (15,709)               (15,709)
Net income for the year                   -                 -                  -               19,531                 19,531
                                 ----------           -------         ----------          -----------               --------

BALANCE AS OF
DECEMBER 31, 2004                18,431,500               197            215,040              (93,344)               121,893
                                 ==========           =======         ==========          ===========               ========

*    Number of authorized shares - 501,000,000
** With respect to discontinuance of adjustment to the effect of inflation as from the CPI at December 31, 2003 (see Note 2C).

The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

STATEMENTS OF CASH FLOWS - CONSOLIDATED AND COMPANY
--------------------------------------------------------------------------------

                                                                                CONSOLIDATED
                                                                  -------------------------------------------
                                                                   YEAR ENDED       YEAR ENDED     YEAR ENDED
                                                                  DECEMBER 31      DECEMBER 31    DECEMBER 31
                                                                      2004             2003           2002
                                                                  -----------      -----------    -----------
                                                                   REPORTED          ADJUSTED       ADJUSTED
                                                                    MOUNTS*         AMOUNTS**       AMOUNTS**
                                                                  -----------      -----------    -----------
                                                                                  NIS THOUSANDS
                                                                  -------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                             19,531           14,303         19,958

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES:
Net loss from discontinued operations                                   4,763            3,737          7,080
Depreciation and amortization                                          21,856           16,219         15,333
Increase in liability for termination of
 employer - employee relations, net                                     1,284            1,147            202
Company's share in net loss (income) of investees                         396            1,538          1,530
Interest on long -term loans                                           (2,161)            (374)          (644)
(Gain) loss on sale of property and equipment                            (382)              16            110
Impairment of investments                                               1,551            2,609              -
Deferred taxes                                                           (301)          (1,935)             -
CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECT OF ACQUIRED
 COMPANIES AND DISCONTINUED OPERATIONS:
Increase in trade receivables                                         (15,041)          (4,362)        (2,939)
(Increase) decrease in other receivables                               (2,158)          (2,548)         1,987
(Decrease) increase in accounts payable                                11,774           (3,290)***       (656)***
(Decrease) increase in other payables                                  (2,927)           2,112***        (758)***
                                                                  -----------      -----------    -----------
NET CASH PROVIDED BY CONTINUED OPERATING ACTIVITIES                    38,185           29,172         41,203
NET CASH USED IN DISCONTINUED OPERATING ACTIVITIES                          -                -              -
                                                                  -----------      -----------    -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                              38,185           29,172         41,203
                                                                  -----------      -----------    -----------

                                                                                                                     CONVENIENCE
                                                                                                                     TRANSLATION
                                                                                                                   INTO US DOLLARS
                                                                                                                      (NOTE 2E)
                                                                                     COMPANY                        CONSOLIDATED
                                                                  --------------------------------------------     ---------------
                                                                   YEAR ENDED       YEAR ENDED      YEAR ENDED        YEAR ENDED
                                                                  DECEMBER 31      DECEMBER 31     DECEMBER 31       DECEMBER 31
                                                                      2004            2003             2002             2004
                                                                  -----------      -----------     -----------     ---------------
                                                                    REPORTED         ADJUSTED       ADJUSTED
                                                                    AMOUNTS*         AMOUNTS**       AMOUNTS**
                                                                  -----------      -----------     -----------
                                                                                  NIS THOUSANDS                     US$ THOUSANDS
                                                                  --------------------------------------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                             19,531           14,303          19,958               4,534

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES:
Net loss from discontinued operations                                   4,763            3,737           7,080               1,106
Depreciation and amortization                                          19,445           13,621          13,754               5,072
Increase in liability for termination of
 employer - employee relations, net                                     1,249            1,060               2                 298
Company's share in net loss (income) of investees                      (7,467)             453           3,114                  92
Interest on long -term loans                                            1,196           (4,012)         (1,043)               (502)
(Gain) loss on sale of property and equipment                            (413)              16             110                 (89)
Impairment of investments                                                   -                -               -                 360
Deferred taxes                                                              -                -               -                 (70)
CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECT OF ACQUIRED
 COMPANIES AND DISCONTINUED OPERATIONS:
Increase in trade receivables                                         (11,122)            (918)           (675)             (3,491)
(Increase) decrease in other receivables                               (2,962)          (1,189)          3,815                (501)
(Decrease) increase in accounts payable                                12,610             (775)           (675)              2,733
(Decrease) increase in other payables                                  (1,166)            (797)         (5,067)               (679)
                                                                  -----------      -----------     -----------     ---------------
NET CASH PROVIDED BY CONTINUED OPERATING ACTIVITIES                    35,664           25,499          40,373               8,863
NET CASH USED IN DISCONTINUED OPERATING ACTIVITIES                          -                -               -                   -
                                                                  -----------      -----------     -----------     ---------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                              35,664           25,499          40,373               8,863
                                                                  -----------      -----------     -----------     ---------------

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
***  Reclassified

The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

--------------------------------------------------------------------------------

                                                                              CONSOLIDATED
                                                                -----------------------------------------
                                                                YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                                DECEMBER 31    DECEMBER 31    DECEMBER 31
                                                                   2004           2003           2002
                                                                -----------    -----------    -----------
                                                                 REPORTED       ADJUSTED       ADJUSTED
                                                                 AMOUNTS*       AMOUNTS**     AMOUNTS**
                                                                -----------    -----------    -----------
                                                                              NIS THOUSANDS
                                                                -----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment                               (22,830)       (13,450)       (11,153)
Proceeds from sales of property and equipment                         1,266             65            248
Grant of long-term loans to investee company                        (30,500)             -              -
Grant of long-term loans                                                  -              -         (1,266)
Repayment of long-term loans                                          4,741          1,079            956
Investment in investee companies                                          -         (6,474)             -
Investment in other assets                                          (69,220)       (51,926)        (1,048)
Acquisition of formerly investee company (Appendix A)                (1,122)             -            116
                                                                -----------    -----------    -----------
NET CASH USED IN CONTINUED INVESTMENT ACTIVITIES                   (117,665)       (70,706)       (12,147)
NET CASH USED IN DISCONTINUED OPERATIONS
   INVESTMENT ACTIVITIES                                                  -              -             (1)
                                                                -----------    -----------    -----------
NET CASH USED IN INVESTMENT ACTIVITIES                             (117,665)       (70,706)       (12,148)
                                                                -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Changes in short-term bank loans                                      3,549         (4,717)       (29,983)
Receipt of long-term loans under lease agreement                     81,039         60,181              -
Receipt of long-term loans from bank                                 30,500              -              -
Repayment of long-term loans under lease agreement                  (41,862)       (17,184)        (1,545)
                                                                -----------    -----------    -----------
NET CASH PROVIDED BY (USED IN) CONTINUED FINANCING ACTIVITIES        73,226         38,280        (31,528)
NET CASH PROVIDED BY DISCONTINUED OPERATIONS
   FINANCING ACTIVITIES                                                   -              -              -
                                                                -----------    -----------    -----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  73,226         38,280        (31,528)
                                                                -----------    -----------    -----------

                                                                                                               CONVENIENCE
                                                                                                               TRANSLATION
                                                                                                             INTO US DOLLARS
                                                                                                                (NOTE 2E)
                                                                                 COMPANY                       CONSOLIDATED
                                                                -----------------------------------------    --------------
                                                                 YEAR ENDED     YEAR ENDED     YEAR ENDED      YEAR ENDED
                                                                DECEMBER 31    DECEMBER 31    DECEMBER 31      DECEMBER 31
                                                                    2004           2003           2002             2004
                                                                -----------    -----------    -----------    ---------------
                                                                 REPORTED        ADJUSTED      ADJUSTED
                                                                 AMOUNTS*        AMOUNTS**     AMOUNTS**
                                                                -----------    -----------    -----------
                                                                              NIS THOUSANDS                   US$ THOUSANDS
                                                                -----------------------------------------    ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment                               (23,210)       (13,119)       (10,202)            (5,299)
Proceeds from sales of property and equipment                         1,046             65            248                294
Grant of long-term loans to investee company                              -              -              -             (7,080)
Grant of long-term loans                                                  -              -         (1,266)                 -
Repayment of long-term loans                                          4,741          1,079            956              1,101
Investment in investee companies                                    (32,540)        (9,624)       (16,364)                 -
Investment in other assets                                          (67,898)       (50,598)             -            (16,068)
Acquisition of formerly investee company (Appendix A)                     -              -              -               (261)
                                                                -----------    -----------    -----------    ---------------
NET CASH USED IN CONTINUED INVESTMENT ACTIVITIES                   (117,861)       (72,197)       (26,628)           (27,313)
NET CASH USED IN DISCONTINUED OPERATIONS
   INVESTMENT ACTIVITIES                                                  -              -              -                  -
                                                                -----------    -----------    -----------    ---------------
NET CASH USED IN INVESTMENT ACTIVITIES                             (117,861)       (72,197)       (26,628)           (27,313)
                                                                -----------    -----------    -----------    ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Changes in short-term bank loans                                      5,844              4        (15,095)               824
Receipt of long-term loans under lease agreement                     81,039         60,181              -             18,811
Receipt of long-term loans from bank                                 30,500              -              -              7,080
Repayment of long-term loans under lease agreement                  (41,523)       (16,869)        (1,226)            (9,717)
                                                                -----------    -----------    -----------    ---------------
NET CASH PROVIDED BY (USED IN) CONTINUED FINANCING ACTIVITIES        75,860         43,316        (16,321)            16,998
NET CASH PROVIDED BY DISCONTINUED OPERATIONS
   FINANCING ACTIVITIES                                                   -              -              -                  -
                                                                -----------    -----------    -----------    ---------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  75,860          43,316       (16,321)            16,998
                                                                -----------    -----------    -----------    ---------------

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003. The accompanying-- notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

--------------------------------------------------------------------------------

                                                                                     CONSOLIDATED
                                                                       -----------------------------------------
                                                                       YEAR ENDED      YEAR ENDED     YEAR ENDED
                                                                       DECEMBER 31    DECEMBER 31    DECEMBER 31
                                                                          2004            2003          2002
                                                                       -----------    -----------    -----------
                                                                         REPORTED      ADJUSTED       ADJUSTED
                                                                         AMOUNTS*      AMOUNTS**      AMOUNTS**
                                                                       -----------    -----------    -----------
                                                                       NIS THOUSANDS  (EXCEPT FOR PER SHARE DATA)
                                                                       -----------------------------------------
CHANGES IN CASH AND CASH EQUIVALENTS                                        (6,254)        (3,254)        (2,473)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              81,891         85,145         87,618
                                                                       -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    75,637         81,891         85,145
                                                                       ===========    ===========    ===========
NON-CASH INVESTING ACTIVITIES:
Accounts payable in respect of fixed assets                                  3,337          2,352          3,952
                                                                       ===========    ===========    ===========
Investment in subsidiary                                                         -         (4,252)             -
                                                                       ===========    ===========    ===========
Cash reserve from purchase of investee company from a related party         15,709              -              -
                                                                       ===========    ===========    ===========
CASH PAID FOR INTEREST, NET                                                    323            553          1,592
                                                                       ===========    ===========    ===========
CASH PAID FOR TAXES                                                            208            191            162
                                                                       ===========    ===========    ===========
APPENDIX A
CONSOLIDATION OF FORMERLY INVESTEE COMPANY
Operating capital, net of cash                                               3,878              -            181
Property and equipment, net                                                 (2,125)             -           (173)
Other assets                                                                  (700)             -            104
Assets allocated to discontinued operations                                 (4,631)             -              -
Liabilities allocated to discontinued operations                             1,653              -
Long-term liabilities                                                           28              -              4
Capital reserve from purchase of investee company from a related
   party                                                                   (15,709)             -              -
Investment in investee                                                      16,484              -              -
                                                                       -----------    -----------    -----------
                                                                            (1,122)             -            116
                                                                       ===========    ===========    ===========

APPENDIX B-
EXIT FROM CONSOLIDATION OF A PREVIOUSLY CONSOLIDATED SUBSIDIARY
Working capital, net of cash                                                     -              -        (31,735)
Property and equipment, net                                                      -              -         13,248
Long-term liabilities                                                            -              -        (12,598)
Customer list, net                                                               -              -          9,638
Minority interest                                                                -              -         16,621
Company's share in excess of liabilities over assets in investees                -              -          4,825
                                                                       -----------    -----------    -----------
                                                                                 -              -             (1)

                                                                                                                     CONVENIENCE
                                                                                                                    TRANSLATION
                                                                                                                       INTO US
                                                                                                                       DOLLARS
                                                                                                                       (NOTE 2E)
                                                                                     COMPANY                        CONSOLIDATED
                                                                       -----------------------------------------    -------------
                                                                        YEAR ENDED     YEAR ENDED     YEAR ENDED      YEAR ENDED
                                                                       DECEMBER 31    DECEMBER 31    DECEMBER 31     DECEMBER 31
                                                                          2004            2003          2002            2004
                                                                       -----------    -----------    -----------    -------------
                                                                         REPORTED      ADJUSTED       ADJUSTED
                                                                         AMOUNTS*      AMOUNTS**      AMOUNTS**
                                                                       -----------    -----------    -----------    -------------
                                                                       NIS THOUSANDS (EXCEPT FOR PER SHARE DATA)    US$ THOUSANDS
                                                                       -----------------------------------------    -------------
CHANGES IN CASH AND CASH EQUIVALENTS                                        (6,337)        (3,382)        (2,576)          (1,452)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              81,660         85,042         87,618           19,009
                                                                       -----------    -----------    -----------    -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    75,323         81,660         85,042           17,557
                                                                       ===========    ===========    ===========    =============
NON-CASH INVESTING ACTIVITIES:
Accounts payable in respect of fixed assets                                  3,283          2,255          3,952              775
                                                                       ===========    ===========    ===========    =============
Investment in subsidiary                                                         -              -              -                -
                                                                       ===========    ===========    ===========    =============
Cash reserve from purchase of investee company from a related party         15,709              -              -                -
                                                                       ===========    ===========    ===========    =============
CASH PAID FOR INTEREST, NET                                                    247            323          1,592               75
                                                                       ===========    ===========    ===========    =============
CASH PAID FOR TAXES                                                            175            161            105               48
                                                                       ===========    ===========    ===========    =============
APPENDIX A
CONSOLIDATION OF FORMERLY INVESTEE COMPANY
Operating capital, net of cash                                                   -              -              -              900
Property and equipment, net                                                      -              -              -             (493)
Other assets                                                                     -              -              -             (162)
Assets allocated to discontinued operations                                      -              -              -           (1,075)
Liabilities allocated to discontinued operations                                 -              -              -              384
Long-term liabilities                                                            -              -              -                6
Capital reserve from purchase of investee company from a related
   party                                                                         -              -              -           (3,646)
Investment in investee                                                           -              -              -            3,825
                                                                       -----------    -----------    -----------    -------------
                                                                                 -              -              -             (261)
                                                                       ===========    ===========    ===========    =============

APPENDIX B -
EXIT FROM CONSOLIDATION OF A PREVIOUSLY CONSOLIDATED SUBSIDIARY
Working capital, net of cash
APPENDIX B -
EXIT FROM CONSOLIDATION OF A PREVIOUSLY CONSOLIDATED SUBSIDIARY
Working capital, net of cash                                                     -              -              -                -
Property and equipment, net                                                      -              -              -                -
Long-term liabilities                                                            -              -              -                -
Customer list, net                                                               -              -              -                -
Minority interest                                                                -              -              -                -
Company's share in excess of liabilities over assets in investees                -              -              -                -
                                                                                 -              -              -                -
                                                                       -----------    -----------    -----------    -------------
                                                                                 -              -              -                -

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003. The accompanying notes are an integral part of the financial statements.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 1 - GENERAL

     Internet Gold - Golden Lines Ltd. (hereinafter "the Company") was incorporated in Israel in 1992. From 1996, the Company has operated as a provider of internet services, tailored to meet the needs of residential and business subscribers, including internet access and related value-added services, as well as content through portals. The Company launched its international Telephone Service (ITS) under the brand "015" in august 2004. The license to provide ITS was granted for 20 years.

     Internet Gold is a public company and its ordinary shares currently trade on the NASDAQ national market.

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES

     A.   BASIS OF PREPARATION OF FINANCIAL STATEMENTS

     These financial statements are prepared in accordance with generally accepted accounting principles in Israel. See Note 21 for a reconciliation to generally accepted accounting principles in the United States.

     B.   DEFINITIONS

     In these financial statements -

     (1)  THE COMPANY Internet Gold - Golden Lines Ltd.

     (2) THE GROUP - Internet Gold - Golden Lines Ltd. and its investee companies as specified in Annex A list of Group Companies.

     (3) SUBSIDIARY - A company, including a partnership or joint venture, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

     (4) AFFILIATED COMPANY - A company, other than a subsidiary and including a partnership or joint venture, the Company's investment in which is stated, directly or indirectly, under the equity basis.

     (5)  INVESTEE COMPANY - A subsidiary or affiliated company

     (6) RELATED PARTY - As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (hereinafter - the ICPAI).

     (7) INTERESTED PARTY as defined in Paragraph (1) of the definition of an "interest party" in Section 1 of the Securities Law - 1968.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES

     B.   DEFINITIONS (CONT'D)

     (8) CONTROLLING SHAREHOLDER - As defined in the Securities Regulations (Financial Statement Presentation of Transactions between a company and its controlling shareholder) - 1996.

     (9) CPI - The Consumer Price Index as published by the Central Bureau of Statistics.

     (10) ADJUSTED AMOUNT - the nominal historical amount adjusted in accordance with the provisions of Opinions 23 and 34 and Opinions 36 and 37.

     (11) REPORTED AMOUNT - The adjusted amount as at the transition date (December 31, 2003), with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

     (12) ADJUSTED FINANCIAL REPORTING - Financial reporting based on the provisions of Opinions 23, 34, 36, 37 and 50.

     (13) NOMINAL FINANCIAL REPORTING - Financial reporting based on reported amounts.

     C.   FINANCIAL STATEMENTS IN REPORTED NEW ISRAELI SHEKELS (NIS)

     In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements was discontinued as of January 1, 2004. Up to December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. The Company has implemented the provisions of the standard and has accordingly discontinued the adjustments as of January 1, 2004.

     1. In the past the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the Consumer Price Index. The adjusted amounts that are included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. Any additions made during the period are included according to their nominal values.

     2. Amounts of non-monetary assets do not necessarily reflect their realizable value or updated economic value, but only the reported amounts of such assets.

     3. The term "cost" in these financial statements means the reported amount of cost.

     4. All the comparative data for prior periods is stated adjusted to the index at December 31, 2003.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES

     C.   FINANCIAL STATEMENTS IN REPORTED NEW ISRAELI SHEKELS (NIS) (CONT'D)

     Balance sheets:

     a.   Non-monetary items are stated at reported amounts.

     b. Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

     Statement of operations:

     A. Income and expenses deriving from non-monetary items from provisions included in the balance sheet are derived from the difference between the reported amounts of the opening balance and the reported amounts of the closing balance.

     B. The other income and expense items (such as: sales, purchases, current manufacturing costs, etc.) are presented at their nominal values.

     D.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     E.   CONVENIENCE TRANSLATION

     For the convenience of the reader, the reported NIS figures of December 31, 2004 have been presented in U.S. Dollars thousands, translated at the representative rate of exchange as of December 31, 2004 (NIS 4.308 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter - $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

     F.   PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include those of the Company and all its subsidiary companies. All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     G.   EXCHANGE RATE AND CONSUMER PRICE INDEX DATA

     1.   TRANSACTIONS IN FOREIGN CURRENCY
          Transactions denominated in foreign currency are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company's monetary items at exchange rates that are different than those by which they were initially recorded during the period, or reported in previous financial statements, are charged to income or expenses.

     2. Representative rates of exchange (as published by the Bank of Israel) and Consumer Price Indices (as published by the Israeli Central Bureau of Statistics) are as follows:

                                      EXCHANGE         CONSUMER
                                       RATE             PRICE
                                      OF THE $          INDEX
                                      --------      -------------
As of December 31, 2002                 4.737       182.01 points
As of December 31, 2003                 4.379       178.58 points
As of December 31, 2004                 4.308       180.74 points

Changes during the:
Year ended December 31, 2002             7.27%          6.49%
Year ended December 31, 2003            (7.56)%        (1.88)%
Year ended December 31, 2004           (1.625)%         1.21%

     H.   CASH AND CASH EQUIVALENTS

     The Company considers as cash equivalents all highly-liquid investments, including short-term bank deposits with an original maturity of three months or less, which are not encumbered by a lien.

     I.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts represents management's estimate of the aged receivable balance considered uncollectible, based on past experience.

     J.   INVESTMENTS

     Investee companies

     Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated under the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     K.   PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less depreciation.
     Depreciation is calculated using the straight-line method, over the assets estimated useful lives.

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

     2.   Rights of Use (ROU) of international fiber optic lines

          The Company signed a long-term agreement with two of its suppliers (see Note 14F). The ROU purchase is presented in the financial statements as a capital lease. Amortization is computed by the straight-line method over the term of the agreement (15 years) subject to technological obsolescence effects.

     3.   Deferred charges

          The Company defers costs incurred relating to the expansion of customer base by long-term contracts granting the customers incentives such as Routers, firewall, etc. The consideration in such long-term contracts is refundable. The Company amortizes such costs over the term of the agreement. The Company reflects long-term deferred charges net of current maturities that are presented as prepaid expenses.

          In addition, the company granted the Ministry of Communication in Israel a guarantee related to the International telephoning services license. The commission regarding this guarantee is amortized over the term of the guarantee.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     M.   DEFERRED INCOME

     The deferred income in the consolidated financial statements is derived from Post Contract Customer Support ("PCS") and from advertising services. Those revenues are recognized ratably over the period that services are provided (see also Note 2N).

     N.   REVENUE RECOGNITION

     (1)  SALES OF PRODUCTS

          Revenues from sales of products are recognized upon the delivery to the customer and the transfer of the principal risks and rewards arising from ownership over the sold products.

          Revenues from the electronic commerce and "after sale" activity are recognized as the services are performed or when the goods are delivered, as applicable.

     (2)  REVENUES FROM SERVICES

          Revenues from services are recognized proportionately over the period of the agreement or upon the performance of the service if it is certain that the economic benefits attributed to the performance of the service will be received.

          Most of the Company's revenues from services are derived from Internet access. These revenues are recognized ratably over the period that services are provided. Other revenues include website hosting, advertising revenues and recently international telephony services. Revenues from website hosting are recognized as the services are performed. Advertising revenues are recognized on a straight-line over the term of the contract. Revenues from international carrier services are recognized according to minutes of traffic.

     (3)  MULTIPLE ELEMENT SALE AGREEMENTS

          Revenues from sale agreements which do not include a general right of return and which include a number of elements such as: hardware, software and support agreements, are split into separate accounting units and are recognized separately with respect to each accounting unit. An element constitutes a separate accounting unit if, and only if, it has a separate value to the customer and there is reliable and objective evidence regarding the fair value of all the elements of the agreement/the fair value of undelivered elements. Elements that not split into an accounting unit due to non-fulfillment of the conditions specified above are grouped together under one accounting unit. Revenues from the various accounting units are recognized when the conditions for recognizing the revenues from the elements included in that same accounting unit according to their type have been fulfilled, and only up to the amount of the consideration that is not contingent upon the completion/execution of the other elements of the contract.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     N.   REVENUE RECOGNITION (CONT'D)

     (4)  REVENUES FROM THE SALE OF SOFTWARE

          Revenues from the sale of software are recognized in accordance with American Statement of Position SOP 97-2 "Software Revenue Recognition" (as amended by SOP 98-9). According to the standard, revenues from the sale of software licenses are recognized when all the following conditions have been met: the software has been delivered to the customer, collection of the payment is probable, the amount of the contract has been or can be determined and there is objective and persuasive evidence of the contract and of the Company's ability to allocate the consideration between the elements of the contract.

     O.   INCOME TAXES

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

     The Company believes that two of its subsidiaries will utilize their carryforward tax losses and therefore a deferred tax asset has been recorded in those subsidiaries (See Note 16B).

     P.   FINANCIAL INSTRUMENTS

     The financial statements include disclosures relating to the fair value of financial instruments.

     With regard to current financial assets and liabilities and long-term liabilities, there is no material difference between the value recorded in the Company's books of account and their fair value.

     Q.   INCOME (LOSS) PER SHARE

     Income (loss) per share is computed based on the weighted average number of shares outstanding during each period not including share options granted, in accordance with Opinion No. 55 of the ICPAI.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

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

     According to the Standard, Internet Gold International Ltd., a wholly-owned subsidiary of the Company, has fully written off its investment in an Internet group in Greece (see Note 6A(3)). The impairment charges of NIS 2,609 in 2003 and NIS 1,555 in 2004 are presented as other expenses.

     The adoption of the Standard had no impact on the operations of the former affiliated company as the client list was partially impaired prior to the release of the standard.

     S.   SEGMENT REPORTING

     Segment reporting is represented according to Accounting Standard No. 11 of the IASB.

     T.   DISCONTINUED OPERATION

     Discontinued operations are presented in accordance with Accounting Standard No. 8 and are separated from the information regarding continuing operations.

     U. DISCLOSURE OF EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR IMPLEMENTATION

     In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In the Company's estimation, the impact of the Standard on its results of operations, financial position and cash flows will not be material.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 3 - CASH AND CASH EQUIVALENTS

     The Company holds its available funds in US$ dollar short-term deposits bearing interest rates ranging from 1% to 2%.

NOTE 4 - TRADE RECEIVABLES, NET

     Trade receivables consist of:

                                            CONSOLIDATED                    COMPANY
                                     --------------------------   -------------------------
                                        AS AT          AS AT         AS AT          AS AT
                                     DECEMBER 31    DECEMBER 31   DECEMBER 31    DECEMBER 31
                                        2004           2003          2004           2003
                                     -----------    -----------   -----------    -----------
Open accounts and accrued revenues        43,750         29,050         29,102        19,165
Checks, debit orders and credit
 cards receivable                         15,775         13,134         13,506        12,526
                                     -----------    -----------   ------------   -----------
                                          59,525         42,184         42,608        31,691

Allowance for doubtful accounts           (6,843)        (6,615)        (4,885)       (5,090)
                                     -----------    -----------   ------------   -----------

                                          52,682         35,569         37,723        26,601
                                     ===========    ===========   ============   ===========

     Changes in the allowance for doubtful accounts were as follows:

                                                                  CONSOLIDATED    COMPANY
                                                                  ------------  -----------
Balance as of December 31, 2002                                          7,241        5,919
Additions charged to bad debt expenses                                   1,538        1,358
Write-downs charged against the allowance                                 (863)        (846)
Recoveries of amounts previously written off                            (1,301)      (1,341)
                                                                  ------------  -----------
Balance as of December 31, 2003                                          6,615        5,090

Additions charged to bad debt expenses                                   2,118          679
Write-downs charged against the allowance                               (1,212)        (572)
Recoveries of amounts previously written off                              (678)        (312)
                                                                  ------------  -----------
Balance as of December 31, 2004                                          6,843        4,885
                                                                  ============  ===========

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 5 - OTHER RECEIVABLES

     Other receivables consist of:

                                               CONSOLIDATED                    COMPANY
                                        -------------------------    --------------------------
                                          AS AT         AS AT          AS AT           AS AT
                                        DECEMBER 31   DECEMBER 31    DECEMBER 31    DECEMBER 31
                                           2004          2003           2004            2003
                                        -----------   -----------    -----------    -----------
Prepaid expenses                              6,762         5,121           6,230         4,906
Related parties (see Note 17)                 1,213         2,554             429           560
Other                                           973         5,094             749         5,073
                                        -----------   -----------    ------------   -----------
                                              8,948        12,769           7,408        10,539
                                        ===========   ===========    ============   ===========

NOTE 6 - INVESTMENTS IN INVESTEE COMPANIES

     A. Data in respect of the Company's subsidiaries and affiliated is as follows:

     (1)  Gold Trade Ltd. (GT)

          GT, a wholly owned subsidiary, owns e-commerce activity, the P-1000 Mega-Mall, which was launched on June 30, 2000. At the end of 2002, GT has shifted its e-commerce activity to a tender site. As such, this activity is based on commission of about 7% of sales. The revenue is recorded on a net basis.

          During December 2004, the Company acquired all of the shares of GT from a related party and from others.

          The excess of consideration over the GT's value in the related party financial statement recorded as a capital reserve.

          The excess of consideration over Gold Trade's value in Eurocom books was recorded as capital reserve.

          As of December 31, 2004, Gold Trade had incurred losses of NIS 73.5 million ($ 17.1 million). Most of Gold Trade losses were covered by capital infusions.

          The Company recorded its share of GT's losses amounting to NIS 5.16 million in 2004 (NIS 5.28 million in 2003).

          Regarding discontinuance of operations in 2004, see Note 20.

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

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 6 - INVESTMENTS IN INVESTEE COMPANIES (CONT'D)

     A.   (cont'd)

     (2)  MSN Israel Ltd. (MSN) (cont'd)

          The consolidated financial statements include those of MSN. The Company recorded its share of MSN's net income amounting to NIS 2.2 million in 2004 (net losses of NIS 2.4 million in 2003).

          The Company has an obligation to finance losses of MSN Israel up to US$ 10 million, therefore, the Company is recording 100% of MSN's losses and the recovery of the losses. The Company has already financed approximately $ 8.8 million as of balance sheet date (including $7.3 million accumulated deficit).

          In November 2002, MSN exercised an option to obtain 50% of the portal "Start" for no immediate consideration but was obligated to pay royalties to the other shareholder at the amount of 20% of the revenues of "Start" for a period of 36 months. Minimum payments per month was of $8 thousand. MSN sold its 50% share of Start to Gold Mind at the end of 2004 for no consideration.

     (3)  Internet Gold International Ltd. (IGI)

          Established in January 2000 as a wholly owned subsidiary of Internet Gold, with a goal of becoming a regional Internet Group. IGI's strategy included acquiring and partnering with local Internet Service Providers, IT companies and Media Groups in emerging markets. Currently, IGI holds 15.2% in shares of an Internet Group in Greece (the investment, of US$ 1 million, has been fully written off). The impairment charges of NIS 2,609 and NIS 1,550 for 2003 and 2004, respectively, are presented as other expenses. IGI operates an international ISP services to customers outside Israel. The investment is presented on a cost basis. The Company recorded its share of IGI's losses amounting to NIS 0.5 million in 2004 most of which was derived from the impairment (loss of NIS 1.6 million in 2003). The Company's investment in IGI is in the form of a nominal non-interest bearing capital note plus loans amounting to NIS 5.6 million.

     (4)  Gold Mind Ltd. (GM)

          Established in January 2000 as a wholly owned subsidiary, the company is currently engaged in virtual magazine sales and sale of value-added services such as anti Virus and anti Spam.
          At the end of 2004 GM acquired 50% of the portal Start from the former shareholder (including a loan) and the remaining 50% from MSN. As of December 31, 2004, GM holds 100% from Start shares. The Company recorded its share of GM's profits amounting to NIS 6.2 million in 2004 (profits of NIS 5 million in 2003).

     (5)  Start Net Ltd. (Start)

          Start is a wholly owned subsidiary, it owns portal content-web communities offering local users access to the most advanced online internet services in the world.

          At the end of 2004 GM acquired 50% of the portal Start from the former shareholder (including a loan) and the remaining 50% from MSN.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 6 - INVESTMENTS IN INVESTEE COMPANIES (CONT'D)

                                                                         CONSOLIDATED                  COMPANY
                                                                 --------------------------   ---------------------------
                                                                    AS AT          AS AT         AS AT          AS AT
                                                                 DECEMBER 31    DECEMBER 31   DECEMBER 31    DECEMBER 31
                                                                     2004          2003          2004           2003
                                                                 -----------    -----------   -----------    ------------
B. Investments in subsidiaries Consists of the following:
   Cost of shares                                                          -              -        24,046              55
   Accumulated losses                                                      -              -       (73,421)        (45,550)
   Capital reserve from purchase of investee company                       -              -       (15,709)              -
                                                                 -----------    -----------   -----------    ------------
                                                                           -              -       (65,084)        (45,495)
   Loans                                                                   -              -        81,905          53,782
                                                                 -----------    -----------   -----------    ------------

                                                                           -              -        16,821           8,287
                                                                 ===========    ===========   ===========    ============

                                                                         CONSOLIDATED                   COMPANY
                                                                 --------------------------   ---------------------------
                                                                    AS AT          AS AT         AS AT           AS AT
                                                                 DECEMBER 31    DECEMBER 31   DECEMBER 31     DECEMBER 31
                                                                    2004            2003         2004            2003
                                                                 -----------    -----------   -----------    ------------
C. Investments in investee companies:
   Cost of shares                                                          -         24,418             -          22,868
   Accumulated losses                                                      -        (30,574)            -         (30,574)
                                                                 -----------    -----------   -----------    ------------

                                                                           -         (6,156)            -          (7,706)
                                                                 ===========    ===========   ===========    ============

   Presented as investments in
     investee companies                                                    -          1,550        16,821           8,287
                                                                 ===========    ===========   ===========    ============

   Presented as part of long-
     term liabilities                                                      -          7,706             -           7,706
                                                                 ===========    ===========   ===========    ============

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 7 - PROPERTY AND EQUIPMENT, NET

     Property and equipment consists of:

     A.   CONSOLIDATED

                                         NETWORK
                                      EQUIPMENT AND     FURNITURE AND         MOTOR          LEASEHOLD
                                        COMPUTERS      OFFICE EQUIPMENT    VEHICLES (1)     IMPROVEMENTS        TOTAL
                                      -------------    ----------------    ------------    --------------    ------------
COST:
As at December 31, 2003                      74,518             18,359            7,426             9,681         109,984
Additions                                    18,346              4,170                -             1,299          23,815
Acquisition of Gold Trade                     8,472                595              240             2,063          11,370
Disposals                                      (511)               (15)          (4,091)              (38)         (4,655)
                                      -------------    ---------------     ------------    --------------    ------------
As at December 31, 2004                     100,825             23,109            3,575            13,005         140,514
                                      =============    ===============     ============    ==============    ============

DEPRECIATION:
As at December 31, 2003                      58,181              9,907            4,944             7,792          80,824
Depreciation for the year                     8,455              3,382              902               894          13,633
Acquisition of Gold Trade                     6,772                533              188             1,752           9,245
Disposals                                      (500)               (15)          (3,218)              (38)         (3,771)
                                      -------------    ---------------     ------------    --------------    ------------
As at December 31, 2004                      72,908             13,807            2,816            10,400          99,931
                                      =============    ===============     ============    ==============    ============

PROPERTY AND EQUIPMENT, NET
As at December 31, 2004                      27,917              9,302              759             2,605          40,583
                                      =============    ===============     ============    ==============    ============
As at December 31, 2003                      16,337              8,452            2,482             1,889          29,160
                                      =============    ===============     ============    ==============    ============

     (1) Includes cost of motor vehicles under financial lease agreements totaling NIS 3,536 as of December 31, 2004 (NIS 7,391 as of December 31, 2003). Liens have been placed on such vehicles, in favor of the lessor, (see also Note 14(E)).

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 7 - PROPERTY AND EQUIPMENT, NET (CONT'D)

     B.   COMPANY

                                         NETWORK
                                      EQUIPMENT AND      FURNITURE AND        MOTOR          LEASEHOLD
                                        COMPUTERS      OFFICE EQUIPMENT     VEHICLES(1)     IMPROVEMENTS        TOTAL
                                      -------------    ---------------     ------------    --------------    ------------
COST:
As at December 31, 2003                      69,416             18,184            5,947             9,504         103,051
Additions                                    17,517              4,088                -               860          22,465
Disposals                                      (511)               (15)          (3,356)              (38)         (3,920)
                                      -------------    ---------------     ------------    --------------    ------------

As at December 31, 2004                      86,422             22,257            2,591            10,326         121,596
                                      =============    ===============     ============    ==============    ============

DEPRECIATION:
As at December 31, 2003                      54,563              9,866            4,133             7,693          76,255
Depreciation for the year                     7,590              3,369              709               885          12,553
Disposals                                      (500)               (15)          (2,734)              (38)         (3,287)
                                      -------------    ---------------     ------------    --------------    ------------

As at December 31, 2004                      61,653             13,220            2,108             8,540          85,521
                                      =============    ===============     ============    ==============    ============

PROPERTY AND EQUIPMENT, NET
As at December 31, 2004                      24,769              9,037              483             1,786          36,075
                                      =============    ===============     ============    ==============    ============

As at December 31, 2003                      14,853              8,318            1,814             1,811          26,796
                                      =============    ===============     ============    ==============    ============

     (1) Includes cost of motor vehicles under financial lease agreements totaling NIS 2,581 as of December 31, 2004 (NIS 5,938 as of December 31, 2003). Liens have been placed on such vehicles, in favor of the lessor.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 8 - OTHER ASSETS AND DEFERRED CHARGES

     Consists of:

                                                                        CONSOLIDATED                   COMPANY
                                                                 --------------------------   ---------------------------
                                                                   AS AT           AS AT         AS AT           AS AT
                                                                 DECEMBER 31    DECEMBER 31   DECEMBER 31     DECEMBER 31
                                                                    2004           2003          2004            2003
                                                                 -----------    -----------   -----------    ------------
Web site construction for self use (see Note 2L (1))                   7,029          5,888           219             219
Amortization of web sites                                             (5,925)        (4,707)         (219)           (219)
                                                                 -----------    -----------   -----------    ------------
                                                                       1,104          1,181             -               -
                                                                 -----------    -----------   -----------    ------------
Right of use of International Communication
  Lines (see Note 2L (2))                                            117,797         50,598       117,797          50,598
Less: amortization                                                    (8,423)        (1,573)       (8,423)         (1,573)
                                                                 -----------    -----------   -----------    ------------
                                                                     109,374         49,025       109,374          49,025
                                                                 -----------    -----------   -----------    ------------

Portal start                                                             868              -             -               -
Less: amortization                                                         -              -             -               -
                                                                 -----------    -----------   -----------    ------------
                                                                         868              -             -               -
                                                                 -----------    -----------   -----------    ------------

Deferred charges and other (see Note 2L (3))                           3,610            924         2,879             870
                                                                 -----------    -----------   -----------    ------------

                                                                     114,956         51,130       112,253          49,895
                                                                 ===========    ===========   ===========    ============

NOTE 9 - SHORT-TERM BANK LOANS

     Short-term loans and credit from banks consist of:

                                                                        CONSOLIDATED                   COMPANY
                                                                 --------------------------   ---------------------------
                                                                   AS AT           AS AT          AS AT          AS AT
                                                                 DECEMBER 31    DECEMBER 31   DECEMBER 31     DECEMBER 31
                                                                    2004            2003          2004           2003
                                                                 -----------    -----------   -----------    ------------
Short-term loans at Prime*                                            10,817          4,279         7,598           1,754
Current maturities of long-term loans                                    133            980            70             705
                                                                 -----------    -----------   -----------    ------------

                                                                      10,950          5,259         7,668           2,459
                                                                 ===========    ===========   ===========    ============

     *    The Prime rate as of December 31, 2004 was 5.2% (December 31, 2003-
          6.7%).

     See Note 14C with regard to bank guarantees.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 10 - ACCOUNTS PAYABLE

                                        CONSOLIDATED                  COMPANY
                                 -------------------------   -------------------------
                                    AS AT         AS AT         AS AT         AS AT
                                 DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                    2004          2003          2004          2003
                                 -----------   -----------   -----------   -----------
Trade payables - open account         60,736        27,992        58,855        26,358
Trade payables abroad                  1,195           758         1,195           758
Checks payable                         4,258         2,444         3,201         2,023
Accrued expenses                       7,194         5,397*        6,163         4,776*
                                 -----------   -----------   -----------   -----------

                                      73,383        36,591        69,414        33,915
                                 ===========   ===========   ===========   ===========

NOTE 11 - OTHER PAYABLES

     Other payables consist of:

                                        CONSOLIDATED                  COMPANY
                                 -------------------------   -------------------------
                                    AS AT         AS AT          AS AT        AS AT
                                 DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                    2004          2003           2004         2003
                                 -----------   -----------   -----------   -----------
Employees and payroll accruals         7,197         5,465         5,399         4,578
Related parties (see Note 17)          2,211         4,507*        1,399         2,718*
Liability for vacation and
 recreation pay                        1,905         1,707         1,682         1,514
Deferred income                        2,205         1,489           107           206
Other                                    266           869           155           872
                                 -----------   -----------   -----------   -----------

                                      13,784        14,037         8,742         9,888
                                 ===========   ===========   ===========   ===========

*  Reclassified

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 12 - LONG-TERM LOANS AND OTHER LONG-TERM OBLIGATIONS

     Long-term loans and other long-term obligations under capital and operating leases are as follows:

                                          CONSOLIDATED                 COMPANY
                                    ------------------------  ------------------------
                                       AS AT        AS AT        AS AT        AS AT
                                    DECEMBER 31  DECEMBER 31  DECEMBER 31  DECEMBER 31
                     INTEREST RATE     2004         2003         2004         2003
                     -------------  -----------  -----------  -----------  -----------
Capital lease
 obligations:

Vehicles (linked
 to C.P.I.)                  5%-7%          139        1,253           70          782
Less: current
 maturities                                (133)        (980)         (70)        (705)
                                    -----------  -----------  -----------  -----------
                                              6          273            -           77
                                    -----------  -----------  -----------  -----------
International
 Communication
 Lines (linked
 to the US$
 exchange rate)        LIBOR +0.5%*      82,040       43,911       82,040       43,911
Less: current
 maturities
 (presented as
 accounts payable)                      (40,429)     (16,795)     (40,429)     (16,795)
                                    -----------  -----------  -----------  -----------
                                         41,611       27,116       41,611       27,116
                                    -----------  -----------  -----------  -----------
Other long-term
 loans                PRIME + 0.2%       30,500            -       30,500            -
                                    -----------  -----------  -----------  -----------

                                         72,117       27,389       72,111       27,193
                                    ===========  ===========  ===========  ===========

     *    The LIBOR rates ranges from 1.10% to 1.12%.

     Amortization of assets held under capital leases is included as part of depreciation expenses.

     Aggregate maturities are as follows:

                                       AS AT
                                    DECEMBER 31
                                       2004
                                    -----------
2005                                     40,562
                                    ===========
2006                                     39,481
2007                                     16,488
2008                                      7,176
2009                                      8,443
2010                                        529
                                    -----------
                                         72,117
                                    ===========

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 13 - LIABILITY FOR SEVERANCE PAY, NET

     The Company's liability for termination of employer-employee relations is computed according to Israeli Labor Law on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is partially covered by deposits in executive insurance policies at insurance companies.

     The Company's net liabilities disclosed in the balance sheet represents the balance of the liability not funded as above:

                                     CONSOLIDATED                  COMPANY
                              -------------------------   -------------------------
                                 AS AT         AS AT         AS AT         AS AT
                              DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                 2004          2003           2004         2003
                              -----------   -----------   -----------   -----------
Liability for severance pay        12,471         9,876        11,298         8,959
Less: amounts funded               (6,231)       (4,948)       (5,526)       (4,436)
                              -----------   -----------   -----------   -----------

                                    6,240         4,928         5,772         4,523
                              ===========   ===========   ===========   ===========

     The expenses in respect to severance pay for the years ended December 31, 2004, 2003 and 2002 are NIS 1,631 (Company - NIS 1,395) NIS 2,372 (Company
     - NIS 2,162) and NIS 1,796 (Company - NIS 1,673), respectively.

NOTE 14 - GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

     A.   LICENSE AND REGULATIONS

     1. The Company received a license from the Ministry of Communications in Israel (hereinafter "MOC") on June 2, 2004 for a period of 20 years. The license grants the Company the right to provide international telephone services, subject to several conditions mentioned in the license.

          Under the Telecommunications Law, the MOC is entitled to amend the conditions of the license based upon various considerations such as government policy and public interest. The MOC is also entitled to cancel the license if the Company fails to comply with the terms of the license.

     2. The Company has received a license from the MOC which was renewed on January 24, 2002 for a period of five years. The license grants the Company the right to provide Internet and related services, subject to several conditions mentioned in the license.

          Under the Telecommunications Law, the MOC is entitled to amend the conditions of the license based upon various considerations such as government policy and public interest. The MOC is also entitled to cancel the license if the Company fails to comply with the terms of the license.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 14 - GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

     A.   LICENSE AND REGULATIONS (CONT'D)

     3. The Company expects to face competition in the future from companies that provide connections to consumers' homes, such as telecommunications providers, digital broadcast satellite (hereinafter
          - "DBS") providers and cable television companies as well as wireless communication companies.

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

     B    LEGAL CLAIMS

     1. In July 2003 a lawsuit was filed against the Company by an Israeli company claiming for an alleged breach of agreement. The lawsuit seeks damages of NIS 300. In the Company's management view, after consulting with its legal consultants, the Company's position is fairly well established. A provision of NIS 100 has been recorded.

     2. From time to time, claims arising from the normal course of business are brought against the Company. In the opinion of management, based on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

     C.   GUARANTEES AND ASSIGNED NOTES RECEIVABLE

                          DECEMBER 31     DECEMBER 31
                              2004           2003
                          -----------     -----------
Guarantees in favor of:
Others*                        10,892             547
                          -----------     -----------

                               10,892             547
                          ===========     ===========

     * The amounts stated above represent the maximum undiscounted exposure to the Company, including a guarantee in the sum of NIS 10,111 in favor of the MOC related to the International telephony services license.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 14 - GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

     D. Subsequent to the balance sheet date, the Company entered a commitment to purchase network equipment amounting to approximately NIS 3,700.

     E.   LEASING AND RENTAL AGREEMENTS

     1. The Company leases office premises of 4,250 sq. m. for periods of up to ten years with a renewal option for an additional ten years. Future annual rental expenses under the agreement are approximately NIS 2,140 linked to the rate of exchange of the U.S. Dollar.

          The Company's support department rented from a related party 250 square meters of office space in Ramat Gan, Israel. The facilities are leased from Eurocom Holdings until June 30, 2005 (see Note 17A).

          In addition, MSN, the Company's subsidiary, was engaged in agreements for the lease of office premises of 325 sq. m. until December 31, 2003 (the termination of the first option period) for the year ended December 31, 2004 for the lease of 700 sq. m., and since January 1, 2005, for the lease of 800 sq. m. This is a sub-lease from GT, the Company's subsidiary. Future monthly rent for all the facilities leased by MSN is NIS 21 (US$ 4.9). Since January 1, 2004, MSN uses the premises on a monthly basis without renewing the lease agreement (this action is consistent with GT's lease agreement).

          The Company has also entered into lease agreements for several sites at which part of the communications equipment is located.

          Rental expenses were NIS 2,670 (Company - NIS 2,310), NIS 2,984 (Company - NIS 2,754) and NIS 2,516 (company - NIS 2,283), for the years ended December 31, 2004, 2003 and 2002, respectively.

     2. The Group has entered into motor vehicle operating lease agreements for the lease of 110 motor vehicles (Company - 87 motor vehicles) for a period of three years. The Group deposited NIS 598 (Company - NIS
          454) pursuant to the terms of the operating lease agreements.

          Future minimum lease payments are as follows (assuming renewal options will not be exercised):

                                                        CONSOLIDATED
                                             -----------------------------------
                                                   AS OF DECEMBER 31, 2004
                                             -----------------------------------
                                             VEHICLE LEASES        OFFICE LEASES
                                             --------------        -------------
2005                                                  3,026                2,236
2006                                                  2,565                2,236
2007                                                  1,537                2,236
2008                                                     24                2,236
2009 and thereafter                                       -                2,236
                                             --------------        -------------
                                                      7,152               11,180
                                             ==============        =============

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 14 - GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

     F.   SPECIAL AGREEMENTS

     The Company has signed a long-term agreements with Barak I.T.C. (1995) Ltd. and Bezeq International Ltd., two of Israel's long distance carriers, to purchase Rights Of Use (ROU) for international fiber optic lines until the year 2017, with the option to extend the agreement for an additional five year period.

     According to the agreement, the Company is obligated to pay ROU charges for each new leased international line ordered in respect of each circuit in thirty-six (36) monthly installments.

     As of the balance sheet date, the Company has operated 10 lines with Barak and an additional 2 lines with Bezeq International.

     The Company presents the ROU purchase in its financial statements as a capital lease as part of other assets at the net sum of NIS 109,374.

     Future installments -

2005                                                              40,429
2006                                                              32,299
2007                                                               9,312
                                                                  ------

                                                                  82,040
                                                                  ======

     G.   The amount of liabilities which are secured by liens is:

                                                            CONSOLIDATED      COMPANY
                                                            ------------    -----------
                                                                AS OF          AS OF
                                                             DECEMBER 31    DECEMBER 31
                                                                2004            2004
                                                            ------------    -----------
Short-term loans (current maturities of long term loans)             133             70
Long-term loans                                                        6              -
                                                            ------------    -----------

                                                                     139             70
                                                            ============    ===========

          A lien has been placed on motor vehicles to secure the said liabilities, (see also Note 7).

     H. The Board of Directors has adopted a plan for the issuance of 2,000,000 options to purchase the Company's Ordinary Shares (hereinafter - "options") to the Company's directors, officers and employees (hereinafter - "the 1999 Plan"). The exercise price of the options was determined at the issuance of the options (see Note 21A(6)).

          The plan expired in August 2004 and no plan has replaced it yet.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 14 - GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

     I. The Board of Directors has resolved to indemnify the directors and officers of the Company in respect of damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors' and officers' liability insurance.

     J. The Company established with Microsoft an Israeli subsidiary: MSN Israel. The Company holds 50.1% of MSN Israel shares. The Company has an obligation to finance losses of MSN Israel up to US$ 10 million, therefore, the Company is recording 100% of MSN's losses. The accumulated deficit of MSN Israel as at December 31, 2004 is NIS 31.5 million (US$ 7.3 million).

     K.   ROYALTIES COMMITMENT

     The Company is obligated to pay royalties to the MOC in respect of revenues from its international telephone services pursuant to the Bezeq Regulations (Royalties), 2001.

     The royalties are primarily calculated at the rate of 3.5%. As at December 31, 2004, the maximum amount of the Company's liability in respect of such royalties is estimated to be NIS 150 (US$ 35).

     L.   STAMP DUTY

     Stamp duty applies in Israel to various types of documents at various rates, depending primarily on the type of the document and the amount specified, or not, therein. In June 2003, the statute imposing stamp duty was amended. Following this amendment, the Israeli Tax Authority has increased enforcement of this statute. The amendment to the statute and the enforcement actions taken by the Israeli Tax Authority are in legal dispute before the Israeli Supreme Court, which has not yet ruled on this matter. In addition, under current legislation the stamp duty statute is expected to be gradually abolished until its complete cancellation in 2008. To date, the Company has not received a demand for payment of stamp duty following this amendment. The Company does not believe that any stamp duty that may be imposed on it as a result of this amendment will be material to the Company's financial position or results of operations.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 15 - ADDITIONAL STATEMENT OF OPERATIONS DATA

     A.   REVENUES

     Revenues consist of:

                               CONSOLIDATED                                COMPANY
                 ----------------------------------------   ---------------------------------------
                  YEAR ENDED    YEAR ENDED     YEAR ENDED   YEAR ENDED    YEAR ENDED     YEAR ENDED
                 DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                     2004          2003           2002         2004          2003           2002
                 -----------   ------------   -----------   -----------   -----------   -----------
Access
 revenues            156,385        146,906       156,336       153,755       136,523       153,973
International
 telephone
 services              9,381              -             -         9,381             -
Other revenues        53,811         32,736        27,982        17,207        20,871        15,079
                 -----------   ------------   -----------   -----------   -----------   -----------

                     219,577        179,642       184,318       180,343       157,394       169,052
                 ===========   ============   ===========   ===========   ===========   ===========

     B.   COST OF REVENUES

     Cost of revenues consists of:

                               CONSOLIDATED                                 COMPANY
                 ----------------------------------------   ---------------------------------------
                  YEAR ENDED    YEAR ENDED     YEAR ENDED   YEAR ENDED    YEAR ENDED     YEAR ENDED
                 DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                     2004          2003           2002         2004          2003           2002
                 -----------   ------------   -----------   -----------   -----------   -----------
Communication
 services             29,985         32,920        41,635        27,950        32,882        41,645
Cost of
 goods sold            6,744          6,035         5,622         6,744         4,951         5,622
                 -----------   ------------   -----------   -----------   -----------   -----------

                      36,729         38,955        47,257        34,694        37,833        47,267
Salaries and
 related
 expenses             32,440         28,358        25,167        27,233        24,292        21,923
Depreciation          10,683         10,421        11,367         8,571         7,941         9,672
Other                 16,968         15,137        15,773        10,321         7,942         6,936
                 -----------   ------------   -----------   -----------   -----------   -----------

                      96,820         92,871        99,564        80,819        78,008        85,798
                 ===========   ============   ===========   ===========   ===========   ===========

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 15 - ADDITIONAL STATEMENT OF OPERATIONS DATA (CONT'D)

     C.   SELLING AND MARKETING EXPENSES

                                  CONSOLIDATED                                 COMPANY
                    ----------------------------------------   ---------------------------------------
                     YEAR ENDED    YEAR ENDED     YEAR ENDED   YEAR ENDED     YEAR ENDED    YEAR ENDED
                    DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                        2004         2003           2002          2004          2003           2002
                    -----------   ------------   -----------   -----------   -----------   -----------
Advertising and
 marketing
 expenses                40,751         17,512        13,702        39,844        21,680        16,261
Salaries and
 related expenses        29,200         21,177        20,777        23,907        18,460        19,355
Depreciation              2,091          2,398         2,365         2,091         2,398         2,365
Other                     1,113            306           281             -             -             -
                    -----------   ------------   -----------   -----------   -----------   -----------

                         73,155         41,393        37,125        65,842        42,538        37,981
                    ===========   ============   ===========   ===========   ===========   ===========

     D.   GENERAL AND ADMINISTRATIVE EXPENSES

                                  CONSOLIDATED                                 COMPANY
                    ----------------------------------------   ---------------------------------------
                     YEAR ENDED    YEAR ENDED     YEAR ENDED   YEAR ENDED    YEAR ENDED     YEAR ENDED
                    DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                        2004          2003           2002         2004          2003           2002
                    -----------   ------------   -----------   -----------   -----------   -----------
                                                      NIS THOUSANDS
                    ----------------------------------------------------------------------------------
Professional
 fees                     3,198          3,750         2,776         2,519         3,249         2,377
Salaries and
 related
 expenses                13,086         10,259         7,940         9,818         8,801         7,017
Postal and
 communication
 expenses                   897          2,188         2,227           918         2,155         2,302
Provision for
 doubtful debts             828             80         1,942           367           (93)        1,612
Legal reserve,
 net                       (672)           309          (604)         (672)            -          (604)
Depreciation              1,593          1,676         1,622         1,593         1,576         1,539
Office
 maintenance
 and rent                 3,610          2,599         3,925         3,329         2,312         3,518
Management
 fee to related
 party*                       -              -             -           904             -             -

Other                     1,718          1,047         1,381         1,034           959           951
                    -----------   ------------   -----------   -----------   -----------   -----------

                         24,258         21,908        21,209        19,810        18,959        18,712
                    ===========   ============   ===========   ===========   ===========   ===========

     * See also Note 17(B)

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 15 - ADDITIONAL STATEMENT OF OPERATIONS DATA (CONT'D)

     E.   FINANCING (INCOME) EXPENSES, NET

     Financing income, net, consists of:

                               CONSOLIDATED                                COMPANY
                 ----------------------------------------   ---------------------------------------
                  YEAR ENDED    YEAR ENDED     YEAR ENDED   YEAR ENDED    YEAR ENDED     YEAR ENDED
                 DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                     2004          2003           2002         2004          2003           2002
                 -----------   ------------   -----------   -----------   -----------   -----------
Interest
 (expenses)
 income on
 short-term
 loans from
 banks and
 others                 (171)          (187)         (343)         (137)           25          (492)
Exchange rate
 differentials
 net of interest
 on short-term
 Bank deposits            79         (4,822)        1,852            79        (4,822)        1,913
Exchange rate
 differentials
 net of interest
 on long-term
 loans                   133            537          (376)          200           537          (269)
Other, mainly
 derived from
 devaluation of
 Trade
 receivables and
 trade payables           81          1,237         1,018         2,310         4,847         2,549
                 -----------   ------------   -----------   -----------   -----------   -----------

                         122         (3,235)        2,151         2,452           587         3,701
                 ===========   ============   ===========   ===========   ===========   ===========

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 16 - INCOME TAXES

     A.   ADJUSTMENTS FOR INFLATION

     The Income Tax Law (Inflationary Adjustments) - 1985 (hereinafter - the
     Law) is effective as from the 1985 tax year. The Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. The various adjustments required by the aforesaid Law are designed to achieve taxation of income on a real basis. However, adjustment of the historical income pursuant to the provisions of the tax laws is not always identical with such adjustment for financial reporting purposes based on opinions published by the Institute of Certified Public Accountants in Israel. As a result, differences arise between the inflation adjusted income appearing in the financial statements and the inflation adjusted income reported for tax purposes.

     B.   AMENDMENTS TO THE INCOME TAX ORDINANCE

     On June 29, 2004, the Knesset passed the "Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order) - 2004" (hereinafter - the Amendment). The Amendment provides for a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onward the tax rate will be 30%.

     The current taxes and the deferred taxes balances as at December 31, 2004 are calculated in accordance with the new tax rates specified in the Amendment. The effect of the change on the consolidated financial statements as at the beginning of 2004 is immaterial.

     C. The Company has received final tax assessments up to and including the 1999 tax year.

     D. Income before income taxes for the years ended December 31, 2004, 2003 and 2002 is attributable only in Israel.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 16 - INCOME TAXES (CONT'D)

     E. Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985, in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Index.

          Income is taxed at the regular corporate tax rate - 35% for 2004.

          Income tax benefit for the years ended December 31, 2004, 2003 and 2002 is as follows:

                                                     CONSOLIDATED
                                       ----------------------------------------
                                        YEAR ENDED    YEAR ENDED     YEAR ENDED
                                       DECEMBER 31    DECEMBER 31   DECEMBER 31
                                           2004          2003           2002
                                       -----------   ------------   -----------
Current tax:                                     -              -             -
                                       -----------   ------------   -----------

Deferred taxes in
 Israel                                        651          1,935             -
                                       -----------   ------------   -----------

Amortization of excess of
 consideration over acquired
 equity attributed to tax                     (350)             -             -
                                       -----------   ------------   -----------

Income tax
 benefit                                       301          1,935             -
                                       ===========   ============   ===========

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 16 - INCOME TAXES (CONT'D)

     F.   RECONCILIATION OF INCOME TAX EXPENSE:

     A reconciliation of the theoretical tax expense computed on the pre-tax income at the statutory tax rate and the actual income tax provision is as follows:

                                     CONSOLIDATED                                 COMPANY
                       ----------------------------------------   ---------------------------------------
                        YEAR ENDED    YEAR ENDED     YEAR ENDED   YEAR ENDED    YEAR ENDED     YEAR ENDED
                       DECEMBER 31    DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                           2004          2003           2002         2004          2003           2002
                       -----------   ------------   -----------   -----------   -----------   -----------
Income before
 income tax as
 per income
 statements                 24,389         17,643        28,568        16,827        18,493        30,152
                       ===========   ============   ===========   ===========   ===========   ===========

Primary tax rate                35%            36%           36%           35%           36%           36%

Tax calculated
 according to
 primary tax
 rate                        8,536          6,351        10,284         5,889         6,657        10,855
                       -----------   ------------   -----------   -----------   -----------   -----------

Increase in tax
 resulting from:
Non-deductible
 expenses                    1,053            451           587           420           420           530

Change in
 valuation
 allowance in
 respect of
 deferred taxes             (9,371)        (9,343)      (10,001)       (6,378)       (6,602)      (10,715)

Other difference              (519)           606          (870)           69          (475)         (670)
                       -----------   ------------   -----------   -----------   -----------   -----------

                            (8,837)        (8,286)      (10,284)       (5,889)       (6,657)      (10,855)
                       -----------   ------------   -----------   -----------   -----------   -----------

                              (301)        (1,935)            -             -             -             -
                       ===========   ============   ===========   ===========   ===========   ===========

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 16 - INCOME TAXES (CONT'D)

     G.   DEFERRED TAXES COMPRISE:

                                          CONSOLIDATED                    COMPANY
                                   --------------------------    --------------------------
                                      AS AT          AS AT          AS AT          AS AT
                                   DECEMBER 31    DECEMBER 31    DECEMBER 31    DECEMBER 31
                                       2004           2003           2004          2003
                                   -----------    -----------    -----------    -----------
Tax loss carryforward                   39,545         27,330          4,401         10,671
Accrued employee rights                  2,495          2,389          2,236          2,173
Allowance for doubtful accounts          2,362          2,381          1,661          1,832
                                   -----------    -----------    -----------    -----------
Deferred tax asset                      44,402         32,100          8,298         14,676

Valuation allowance                    (41,816)*      (30,165)        (8,298)       (14,676)
                                   -----------    -----------    -----------    -----------

Net deferred tax asset                   2,586          1,935              -              -
                                   ===========    ===========    ===========    ===========

     * The valuation allowance for December 31, 2004 includes NIS 21,022 regarding carryforward losses of GT that was consolidated as of December 31, 2004.

     Deferred tax assets for future benefits are included where their realization is more likely than not.

     The Group has an operating loss carryforward for tax purposes, as of December 31, 2004 of approximately NIS 112,985 thousand consolidated - including the reconsolidated subsidiary Gold Trade with NIS 60 million (Company - NIS 11,377 thousand). The operating loss carryforward is linked to the Index and has no expiry date.

     The Company's management has assessed its deferred tax asset and the need for a valuation allowance. Such as assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company's ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards or tax credits before their expiration.

     In determining the potential requirement to establish a valuation allowance, the Company has evaluated all positive and negative evidence, including the work plans of the Group's management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting its future forecasted taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, the Company has recorded a valuation allowance on its deferred tax assets, except for two of its subsidiaries.

NOTE 17 - RELATED PARTIES

     A. RELATED PARTY BALANCES ARISE FROM THE ORDINARY COURSE OF BUSINESS AND ARE AS FOLLOWS:

     Related parties are comprised of principal shareholders (10% and over of the Company's share capital) the Company's management, immediate family members of the aforementioned and subsidiary and affiliated companies of the aforementioned.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 17 - RELATED PARTIES (CONT'D)

     A. RELATED PARTY BALANCES ARISE FROM THE ORDINARY COURSE OF BUSINESS AND ARE AS FOLLOWS: (CONT'D)

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

     Related parties' balances are presented as follows:

                                    CONSOLIDATED                    COMPANY
                            --------------------------    --------------------------
                               AS AT          AS AT          AS AT          AS AT
                            DECEMBER 31    DECEMBER 31    DECEMBER 31    DECEMBER 31
                               2004           2003            2004          2003
                            -----------    -----------    -----------    -----------
Debit balance (Note 5)         1,213          2,554            429            560
Credit balance (Note 11)       2,211          4,507          1,399          2,718

     B. RELATED PARTY TRANSACTIONS WERE REFLECTED IN THE STATEMENTS OF OPERATIONS AS FOLLOWS:

                                            CONSOLIDATED                  COMPANY
                                     -------------------------   -------------------------
                                        AS AT         AS AT         AS AT         AS AT
                                     DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                        2004          2003           2004         2003
                                     -----------   -----------   -----------   -----------
Revenues                                 3,290         1,973         1,870         3,621
Cost of revenues -
 communications expenses                    19         4,873            19         4,873
Participation in compensation and
 other expenses                            110           503          (407)          579
Rental expenses                            275           281           275           281
Selling and marketing expenses -
 advertising expenses                    3,365         1,113         4,614         6,245
General and
 administrative expenses -
Participation in compensation and
 other expenses                            972           677           417           520
Interest  (income) expense                   -           (60)       (2,013)       (2,859)

NOTE 18 - FINANCIAL INSTRUMENTS

     CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of bank deposits deposited in one bank account in the sum of NIS 75,304, trade receivables, other receivables and long-term loans. With respect to trade receivables the Company believes that there is limited credit risk exposure due to the relatively small amount owed to the Company by each customer and the large size of the Company's customer base.

     With respect to long-term loans, see Note 14(G).

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 19 - SEGMENT REPORTING

     The Company has identified five reportable segments in 2004, i.e. the provision of Internet services, International telephony services, website content provision, portal operating and after sale activity, and operates in one geographic area, i.e. Israel.

     The Company reported for the first time the International telephony services activity as a reportable segment

                                                         YEAR ENDED DECEMBER 31, 2004
                                            ---------------------------------------------------
                                                      INTERNATIONAL
                                                        TELEPHONY     PORTAL(3)     WEBSITE(4)
                                            ISP (1)    SERVICES(2)    OPERATING      CONTENT
                                            -------   -------------   ----------   ------------
External revenues for the segment           156,385           9,381       23,886         12,718
Internal revenues for the segment                 -               -        4,924              -
                                            -------   -------------   ----------   ------------
Total revenues for the segment              156,385           9,381       28,810         12,718
                                            =======   =============   ==========   ============
Income (loss) from operations                18,315         (10,471)       4,351          5,973
Financial expenses
Financial income
Other expenses, net
Company's share in net loss of investees
 From continued operations
Company's share in loss of a
 subsidiary from discontinued operations
Tax benefit
Net income
Total assets for the segment                257,767          11,629       14,324          9,344
                                            =======   =============   ==========   ============
Total liabilities for the segment           166,719           2,696       45,817          6,585
Excess liabilities over assets in
 investee companies for the segment               -               -            -              -
                                            -------   -------------   ----------   ------------
Total liabilities                           166,719           2,696       45,817          6,585
                                            =======   =============   ==========   ============
Capital expenditure                          78,734          11,629        2,316            170
                                            =======   =============   ==========   ============
Depreciation and amortization                18,569             950        2,016            321
                                            =======   =============   ==========   ============

                                                           YEAR ENDED DECEMBER 31, 2004
                                            ----------------------------------------------------------
                                            AFTER SALE(5)
                                             AND OTHERS       COMMERCE(6)  ADJUSTMENTS    CONSOLIDATED
                                            -------------     ----------   -----------    ------------
External revenues for the segment                  17,207              -             -         219,577
Internal revenues for the segment                       -              -        (4,924)              -
                                            -------------     ----------   -----------    ------------
Total revenues for the segment                     17,207              -        (4,924)        219,577
                                            =============     ==========   ===========    ============
Income (loss) from operations                       7,178              -            (2)         25,344
Financial expenses                                                                              (5,194)
Financial income                                                                                 5,316
Other expenses, net                                                                             (1,077)
Company's share in net loss of investees
 From continued operations                                          (396)                         (396)
Company's share in loss of a
 subsidiary from discontinued operations                          (4,763)                       (4,763)
Tax benefit                                                                                        301
                                                                                          ------------
Net income                                                                                      19,531
                                                                                          ============
Total assets for the segment                            -          9,620        (2,661)        300,023
                                            =============     ==========   ===========    ============
Total liabilities for the segment                       -         37,166       (80,853)        178,130
Excess liabilities over assets in
 investee companies for the segment                     -              -             -               -
                                            -------------     ----------   -----------    ------------
Total liabilities                                       -         37,166       (80,853)        178,130
                                            =============     ==========   ===========    ============
Capital expenditure                                     -              -             -          92,849
                                            =============     ==========   ===========    ============
Depreciation and amortization                           -              -             -          21,856
                                            =============     ==========   ===========    ============

     (1) ISP-Internet Service Provider - Offering a wide range of Internet access and Internet services.
     (2) International telephony services - Offering a wide range of International telephony services.
     (3)  Portal MSN Israel - The portal offers an electronic advertising media.
     (4) Selling Internet content such as electronic newspaper, radio, anti virus and other related products.
     (5) Selling products to the subscribers through a variety of on-line shopping and transactional opportunities.
     (6) An e-commerce activity which enables the user to make transactions through the Internet.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
----------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF ADJUSTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 19 - SEGMENT REPORTING (CONT'D)

                                                                          YEAR ENDED DECEMBER 31, 2003
                                            ------------------------------------------------------------------------------------
                                                        PORTAL    WEB SITE    AFTER SALE
                                              ISP     OPERATING    CONTENT    AND OTHERS   COMMERCE   ADJUSTMENTS   CONSOLIDATED
                                            -------   ---------   --------   -----------   --------   -----------   ------------
External revenues for the segment           146,007      15,460      5,155        13,020          -             -        179,642
Internal revenues for the segment               899       6,257         82             -          -        (7,238)             -
                                            -------   ---------   --------   -----------   --------   -----------   ------------
Total revenues for the segment              146,906      21,717      5,237        13,020          -        (7,238)       179,642
                                            =======   =========   ========   ===========   ========   ===========   ============

Income from operations                       13,363       1,419      3,149         5,534          -             5         23,470
Financial expenses                                                                                                       (10,831)
Financial income                                                                                                           7,596
Other expenses, net                                                                                                       (2,592)
Company's share in net loss of investees                                                     (1,538)                      (1,538)
Company's share in loss of a
 subsidiary from discontinued operations                                                     (3,737)                      (3,737)
Tax benefit                                                                                                                1,935
                                                                                                                    ------------
Net income                                                                                                                14,303
                                                                                                                    ============

Total assets for the segment                197,869      11,960      4,693             -          -          (518)       214,004
                                            =======   =========   ========   ===========   ========   ===========   ============

Total liabilities for the segment            84,983      45,600      8,131             -          -       (50,487)        88,227
Excess liabilities over assets in
 investee companies for the segment               -           -          -             -      7,706             -          7,706
                                            -------   ---------   --------   -----------   --------   -----------   ------------
Total liabilities                            84,983      45,600      8,131             -      7,706       (50,487)        95,933
                                            =======   =========   ========   ===========   ========   ===========   ============

Capital expenditure                          62,020       1,688         68             -          -             -         63,776
                                            =======   =========   ========   ===========   ========   ===========   ============

Depreciation and amortization                13,705       2,363        158             -          -            (7)        16,219
                                            =======   =========   ========   ===========   ========   ===========   ============

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF ADJUSTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 19 - SEGMENT REPORTING (CONT'D)

                                                                        YEAR ENDED DECEMBER 31, 2002
                                            ------------------------------------------------------------------------------------
                                                       PORTAL     WEB SITE   AFTER SALE
                                              ISP     OPERATING    CONTENT   AND OTHERS    COMMERCE   ADJUSTMENTS   CONSOLIDATED
                                            -------   ---------   --------   ----------    --------   -----------   ------------
External revenues for the segment           155,403       8,900      4,935       15,080           -             -        184,318
Internal revenues for the segment               933       4,769         40            -           -        (5,742)             -
                                            -------   ---------   --------   ----------    --------   -----------   ------------
Total revenues for the segment              156,336      13,669      4,975       15,080           -        (5,742)       184,318
                                            =======   =========   ========   ==========    ========   ===========   ============

Income (loss) from operations                20,584      (4,396)     2,956        7,174           -           102         26,420
Financial expenses                                                                                                       (13,857)
Financial income                                                                                                          16,008
Other expenses, net                                `                                                                          (3)
Company's share in net loss of investees                                                     (1,530)                      (1,530)
Company's share in loss of a subsidiary
 from discontinued operations                                                                (7,080)                      (7,080)
                                                                                                                    ------------
Net income                                                                                                                19,958
                                                                                                                    ============

Total assets for the segment                159,489       9,025        815            -           -          (277)       169,052
                                            =======   =========   ========   ==========    ========   ===========   ============

Total liabilities for the segment            41,838      41,247      9,338            -           -       (40,296)        52,127

Excess liabilities over assets in investee
 companies for the segment                        -           -          -            -      13,157             -         13,157
                                            =======   =========   ========   ==========    ========   ===========   ============

Total liabilities                            41,838      41,247      9,338            -           -       (40,296)        62,584
                                            =======   =========   ========   ==========    ========   ===========   ============

Capital expenditure                          10,874       2,692         19            -           -             -         13,585
                                            =======   =========   ========   ==========    ========   ===========   ============

Depreciation and amortization                13,450       1,828        157            -           -          (102)        15,333
                                            =======   =========   ========   ==========    ========   ===========   ============

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 20 - DISCONTINUED OPERATION

     In the end of 2004, Gold Trade's board of directors reached the decision to close down all its operations except the e-commerce activity P-1000 site. In addition, Gold Trade reached the decision in June 2002 to close down its operation in the line of business of imported merchandise sold through self produced mail order catalog.

     The reclassification of the assets and certain liabilities was implemented based on specific allocations. Other liabilities were attributed according to a ration between the deficit derived from the continuing and discontinuing operations.

     The reclassification of revenues and expenses to discontinued operations has been implemented on a specific basis with the exception of the financing expenses which were reclassified according to the ratio of liabilities attributed to discontinued operations.

     THE ASSETS AND LIABILITIES OF THE DISCONTINUED OPERATION ARE AS FOLLOWS:

                                                               AS AT       AS AT
                                                            DECEMBER 31  DECEMBER 31
                                                               2004         2003
                                                            -----------  -----------
ASSETS ATTRIBUTABLE TO DISCONTINUED OPERATIONS
Trade receivables, net                                           4,463             -
Other receivables                                                  168             -
Intangible asset - client list*                                      -             -
                                                            ----------   -----------
                                                                 4,631             -
                                                            ==========   ===========
*  The intangible asset - client list was attributed to
     the ongoing operations.

LIABILITIES ATTRIBUTABLE TO DISCONTINUED OPERATIONS
Short-term bank loans                                               41             -
Account payable                                                    944             -
Other payables                                                     668             -
                                                            ----------   -----------
                                                                 1,653             -
                                                            ==========   ===========

     THE RESULTS OF THE DISCONTINUED OPERATION ARE AS FOLLOWS:

                                                            YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                            DECEMBER 31   DECEMBER 31   DECEMBER 31
                                                                2004          2003          2002
                                                            -----------   -----------   -----------
Revenues                                                              -             -             -
                                                            -----------   -----------   -----------
Cost of revenues                                                      -             -             -
Selling and marketing expenses                                        -             -             -
General and administrative expenses                                   -             -             -
                                                            -----------   -----------   -----------
                                                                      -             -             -
                                                            -----------   -----------   -----------
Loss from operations                                                  -             -             -
Financing expenses, net                                               -             -             -
                                                            -----------   -----------   -----------
Net loss after financing expenses                                     -             -             -
Minority share in loss of subsidiary from discontinued
 operations                                                           -             -             -
                                                            -----------   -----------   -----------
Net loss from discontinued operation                                  -             -             -
                                                            ===========   ===========   ===========
Company's share in net loss of investees                         (4,763)       (3,737)       (7,080)
                                                            ===========   ===========   ===========

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS

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

     1.   EFFECT OF INFLATION:

          The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2C. According to such Israeli accounting principles, the Company has discontinued the adjustment of the financial statements as of January 1, 2004.

          U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in a reconciliation to U.S. GAAP.

     2.   LIABILITY FOR SEVERANCE PAY

          Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

          Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2004 and 2003, such funded amounts were NIS 6,231 (Company - NIS 5,526), and NIS 4,948 (Company - NIS 4,436) respectively.

     3. AFFILIATE EQUITY AMENDMENT DERIVING FROM APPLICATION OF U.S. GAAP AS A CORRECTION TO THE FINANCIAL STATEMENTS UNDER ISRAELI GAAP

          According to Israeli GAAP as prescribed in Accounting Standard 15, the affiliated company - Gold Trade ("GT") wrote down the customer list to its carrying value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life term.

          In the past, GT termed this asset as goodwill since there was no distinction between the titles. Under U.S. GAAP, GT cannot reclassify intangible assets derived from acquisitions unless it meets certain criteria stipulated in EITF D-100. Since this asset is considered to be goodwill under U.S. GAAP it was fully written off, after applying the impairment test that is prescribed in FAS142. In accordance with the said test that was applied on June 30, 2002 GT identified that the reporting unit to which the goodwill is attributed was impaired. When GT applied the second step of the impairment test GT determined that the implied fair value of the goodwill is zero since GT had to attribute fair value to the customer list that was not previously recorded. This year, in its Israeli GAAP figures, GT continued to amortize this client list (previously titled "goodwill") amounting to NIS 3,980. Under US GAAP this asset was fully written off in 2002. (the Company's share of this amortization is NIS 1,921). The amortization described above is reversed in the reconciliation note.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

     4.   CHANGES IN EXCHANGE RATE

          According to Israeli GAAP, the effects of changes in exchange rates in cash are reflected as cash flows from operating activities in the statement of cash flows.

          Under U.S. GAAP, the effect of changes in exchange rates on cash are presented separately in the statement of cash flows (see Note 21B.4).

     5.   LOANS IN RESPECT OF CAPITAL LEASES

          According to Israeli GAAP, receipt of loans in respect of capital leases are reflected in the statement of cash flows as cash flows from financing activities as against investing activities from the acquisition of the fixed assets - financed by the lease.

          Under U.S. GAAP, as prescribed by SFAS 95, the above mentioned items are reflected as non-cash financing activities (see Note 21B.3).

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

          Options (from all groups) which would not be exercised within the period of 63 months following the allotment date will expire. The following table summarizes the terms of the option groups:

GROUP               VESTING (IN MONTHS)        EXERCISE PRICE(IN $)
-----               -------------------        --------------------
A                           12                         10.8
B                           24                          9.6
C                           36                          8.4
D                           48                          7.2
E                           60                            6

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

     6.   EMPLOYEE STOCK OPTION PLAN (CONT'D)

          Stock option activity during the period indicated is as follows:

                                                       WEIGHTED
                                      NUMBER OF        AVERAGE
                                       SHARES       EXERCISE PRICE
                                      ---------     --------------
                                         NIS              NIS
                                      ---------     --------------
Balance at December 31, 2002           195,393           36.8
Granted                                      -              -
Forfeited                              (28,650)             -
                                      --------           ----

Balance at December 31, 2003           166,743           36.8
Granted                                      -              -
Expired*                              (166,743)             -
                                      --------           ----

Balance at December 31, 2004                 -              -
                                      ========           ====

          * As of December 31, 2004, the options expired according to the 1999 Plan provisions.

          As applicable according to Israeli GAAP, employee stock compensation expenses are not recorded as long as options are not exercised.

          Under U.S. GAAP, in accordance with the Accounting Principles Board (hereinafter - "APB") No. 25, recording of compensation expense is required over the vesting period. Under the provisions of APB-25, based on the initial public offering price of $12 per share, aggregate compensation expense is approximately NIS 2,666 (expenses of NIS 102 for the year ended December 31, 2004, and income of NIS 109 for the year ended December 31, 2003, and expenses of NIS 530 for the year ended December 2002).

          In October 1995, the FASB issued Statement No. 123 "Accounting for Stock Based Compensation" ("SFAS-123"), which established financial accounting and reporting standards for stock based compensation plans. The statement defines a fair value based method of accounting for employee stock options. SFAS-123 allows for measurement of the compensation expense in accordance with APB25, as long as the financial statements include pro forma information on measurement in accordance with SFAS-123 (See Note 21C).

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

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

     7.   CONSOLIDATION OF VARIABLE INTEREST ENTITIES

          In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities when the equity investors do not have the characteristics of a controlling financial interest (as defined in the Interpretation). In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The FASB deferred the effective date for implementation of this Interpretation until fiscal years ending after March 15, 2004.

          The Company, according to Israeli GAAP as prescribed in Opinion No. 57 of the Institute of Certified Public Accountants in Israel, treated the investment in its affiliated company GT, a subsidiary of the Company until December 31, 2001. For the years ended December 31, 2002 through December 31, 2003, the Company accounted for its investment under the equity method. The Company has consolidated GT as of December 31, 2004.

          Under the provisions of FIN 46R, the Company is required to consolidate GT for all years presented, due to a number of factors which indicate that the Company is the primary beneficiary of GT.

          The Company has applied FIN 46R by retroactively restating previously issued financial statements, and recorded a cumulative effect of accounting change as of January 1, 2002 in the amount of NIS 4,382.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS.

     The following is summary of the material adjustments to net income and shareholders' equity which would have been required if US GAAP had been applied instead of Israeli GAAP.

     1.   CONSOLIDATED BALANCE SHEETS

                                                             CONSOLIDATED                        CONSOLIDATED
                                                   --------------------------------     -------------------------------------
                                                            DECEMBER 31, 2004                     DECEMBER 31, 2003
                                                   --------------------------------     -------------------------------------
                                                                 GAAP         U.S.                    GAAP           U.S.
                                                   ISRAELI  --------------  -------     ISRAELI  --------------  ------------
                                                     GAAP   RECONCILIATION   GAAP        GAAP    RECONCILIATION      GAAP
                                                   -------  --------------  -------     -------  --------------  ------------
                                       NOTE ****          REPORTED AMOUNTS*                      ADJUSTED AMOUNTS**
                                       ---------   --------------------------------     -------------------------------------
                                                                                                                  RESTATED***
                                                                                                                  -----------
Current assets
Cash and cash equivalents                           75,637           -       75,637      81,891          10          81,901
Trade receivables, net                              52,682           -       52,682      35,569       2,085          37,654
Other receivables                                    8,948           -        8,948      12,769       4,331          17,100
Deferred taxes                                       2,564           -        2,564       1,914           -           1,914
                                                   -------       -----      -------     -------      ------         -------

Total current assets                               139,831           -      139,831     132,143       6,426         138,569
                                                   -------       -----      -------     -------      ------         -------

INVESTMENTS
Investments in
 investee companies                                      -           -            -       1,550           -           1,550
Deferred taxes                                          22           -           22          21           -              21
                                                   -------       -----      -------     -------      ------         -------

                                                        22           -           22       1,571           -           1,571
                                                   -------       -----      -------     -------      ------         -------

RESTRICTED ASSETS FOR
 EMPLOYEE TERMINATION
 BENEFITS                                 A2             -       6,231        6,231           -       5,139           5,139
                                                   -------       -----      -------     -------      ------         -------

PROPERTY AND
 EQUIPMENT, NET                                     40,583           -       40,583      29,160       3,133          32,293
                                                   -------       -----      -------     -------      ------         -------

OTHER ASSETS AND
 DEFERRED CHARGES                         A3       114,956        (700)     114,256      51,130           -          51,130
                                                   -------       -----      -------     -------      ------         -------

ASSETS ALLOCATED TO
 DISCONTINUED OPERATION                              4,631           -        4,631           -      15,980          15,980
                                                   -------       -----      -------     -------      ------         -------

TOTAL ASSETS                                       300,023       5,531      305,554     214,004      30,678         244,682
                                                   =======       =====      =======     =======      ======         =======

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
***  See Note 21A(7).
**** GAAP reconciliation is derived from application of FIN 46R, except where, in addition, otherwise stated.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

     1.   CONSOLIDATED BALANCE SHEETS (CONT'D)

                                                     CONSOLIDATED                                 CONSOLIDATED
                                         -------------------------------------        ---------------------------------------
                                                   DECEMBER 31, 2004                             DECEMBER 31, 2003
                                         -------------------------------------        ---------------------------------------
                                                         GAAP            U.S.                          GAAP           U.S.
                                         ISRAELI    --------------      ------        ISRAELI    --------------    -----------
                                          GAAP      RECONCILIATION       GAAP          GAAP      RECONCILIATION       GAAP
                                         -------    --------------      ------        -------    --------------    -----------
                            NOTE ****              REPORTED AMOUNTS*                             ADJUSTED AMOUNTS**
                            ---------    -------------------------------------        ----------------------------------------
                                                                                                                   RESTATED***
                                                                                                                   -----------
LIABILITIES
CURRENT LIABILITIES
Short-term bank loans                     10,950              -         10,950          5,259          3,010          8,269
Accounts payable                          73,383              -         73,383         36,591            677         37,268
Other payables                            13,784              -         13,784         14,037          1,551         15,588
                                         -------        -------        -------        -------        -------        -------
Total current liabilities                 98,117              -         98,117         55,887          5,238         61,125
                                         -------        -------        -------        -------        -------        -------

LONG-TERM LIABILITIES
Excess of liabilities over
 assets in investees                           -              -              -          7,706         (7,706)             -
Long-term loans and other
 long-term obligations                    72,117              -         72,117         27,389              -         27,389
Deferred revenues                              3              -              3             23              -             23
Liability for severance
 pay                            A2         6,240          6,231         12,471          4,928          5,177         10,105
                                         -------        -------        -------        -------        -------        -------
Total long-term liabilities               78,360          6,231         84,591         40,046         (2,529)        37,517
                                         -------        -------        -------        -------        -------        -------

LIABILITIES ALLOCATED TO
 DISCONTINUED OPERATION                    1,653              -          1,653              -         41,610         41,610
                                         -------        -------        -------        -------        -------        -------

SHAREHOLDERS' EQUITY
Ordinary shares,
 NIS 0.01 par value
 (501,000,000 shares
 authorized;18,431,500
 shares issued and fully paid
 as at December 31, 2004)                    197              -            197            197              -            197
Additional paid in capital               215,040              -        215,040        215,040              -        215,040
Capital reserve from
 purchase of investee
 company from a
 related party                           (15,709)        18,379          2,670              -          6,585          6,585
Capital reserve from
 employee compensation
 plan                           A6             -          2,666          2,666              -          2,564          2,564
Accumulated deficit             A3       (77,635)       (21,745)       (99,380)       (97,166)       (22,790)      (119,956)
                                         -------        -------        -------        -------        -------        -------
Total shareholders' equity               121,893           (700)       121,193        118,071        (13,641)       104,430
                                         -------        -------        -------        -------        -------        -------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                    300,023          5,531        305,554        214,004         30,678        244,682
                                         =======        =======        =======        =======        =======        =======

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
***  See Note 21A(7).
**** GAAP reconciliation is derived from application of FIN 46R, except where, in addition, otherwise stated.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)
     2.   STATEMENT OF OPERATIONS

                                                  CONSOLIDATED                         CONSOLIDATED
                                         -------------------------------     ---------------------------------
                                          YEAR ENDED DECEMBER 31, 2004         YEAR ENDED DECEMBER 31, 2003
                                         -------------------------------     ---------------------------------
                                         ISRAELI      GAAP        U.S.       ISRAELI       GAAP        U.S.
                                          GAAP   RECONCILIATION   GAAP        GAAP    RECONCILIATION   GAAP
                              NOTE ****         REPORTED AMOUNTS*                   ADJUSTED AMOUNTS**
                              ---------  -------------------------------     ---------------------------------
                                                                                                   RESTATED***
                                                                                                   -----------
Revenues                                 219,577       9,261     228,838     179,642       5,965     185,607
                                         -------      ------     -------     -------      ------     -------
Costs and expenses:
Cost of revenues                          96,820       1,271      98,091      92,871       1,014      93,885
Selling and marketing
 expenses                                 73,155       5,548      78,703      41,393       5,037      46,430
General and
 administrative expenses           A6     24,258       3,083      27,341      21,908       2,442      24,350
                                         -------      ------     -------     -------      ------     -------
Total costs and expenses                 194,233       9,902     204,135     156,172       8,493     164,665
                                         -------      ------     -------     -------      ------     -------
Income from operations                    25,344        (641)     24,703      23,470      (2,528)     20,942
Financing income
 (expenses), net                             122        (197)        (75)     (3,235)       (380)     (3,615)
Other (expenses)
 income, net                              (1,077)          -      (1,077)     (2,592)          -      (2,592)
                                         -------      ------     -------     -------      ------     -------
Income from continued
 operations before
 income taxes                             24,389        (838)     23,551      17,643      (2,908)     14,735
Income tax benefit                           301           -         301       1,935           -       1,935
                                         -------      ------     -------     -------      ------     -------
Income after
 income tax                               24,690        (838)     23,852      19,578      (2,908)     16,670
Company's share in
 net income (loss)
 of investees                               (396)        396           -      (1,538)      1,538           -
Minority interest
 in loss of a subsidiary                       -       3,312       3,312           -       2,204       2,204
                                         -------      ------     -------     -------      ------     -------
Income from continued
 operations                               24,294       2,870      27,164      18,040         834      18,874
Company's share in loss
 of a subsidiary from
 discontinued operations           A3     (4,763)     (1,825)     (6,588)     (3,737)     (3,066)     (6,803)
Cumulative effect of
 change in accounting
 principle                                     -           -           -           -           -           -
                                         -------      ------     -------     -------      ------     -------

NET INCOME                                19,531       1,045      20,576      14,303      (2,232)     12,071
                                         =======      ======     =======     =======      ======      ======

Basic and diluted net
 income from continued
 operations per share (IN NIS)              1.32        0.15        1.47        0.98        0.04        1.02
                                         =======      ======     =======     =======      ======      ======
Basic and diluted net loss
 from discontinued operations
 per share (in NIS)                        (0.26)      (0.10)      (0.36)       (0.2)      (0.17)      (0.37)
                                         =======      ======     =======     =======      ======      ======
Basic and diluted cumulative
 effect of change in
 accounting principle
 per share (in NIS)                            -           -           -           -           -           -
                                         =======      ======     =======     =======      ======      ======
Basic and diluted net
 income (loss) per share
 (in NIS)                                   1.06        0.05        1.11        0.78       (0.13)       0.65
                                         =======      ======     =======     =======      ======      ======

                                           CONSOLIDATED
                                  ---------------------------------
                                   YEAR ENDED DECEMBER 31, 2002
                                  ---------------------------------
                                  ISRAELI      GAAP        U.S.
                                   GAAP   RECONCILIATION   GAAP
                                         ADJUSTED AMOUNTS**
                                  ---------------------------------
                                                        RESTATED***
                                                        -----------
Revenues                          184,318      10,272     194,590
                                  -------     -------     -------
Costs and expenses:
Cost of revenues                   99,564       3,835     103,399
Selling and marketing
 expenses                          37,125       7,714      44,839
General and
 administrative expenses           21,209       2,640      23,849
                                  -------     -------     -------
Total costs and expenses          157,898      14,189     172,087
                                  -------     -------     -------
Income from operations             26,420      (3,917)     22,503
Financing income
 (expenses), net                    2,151         (18)      2,133
Other (expenses)
 income, net                           (3)          -          (3)
                                  -------     -------     -------
Income from continued
 operations before
 income taxes                      28,568      (3,935)     24,633
Income tax benefit                      -           -           -
                                  -------     -------     -------
Income after
 income tax                        28,568      (3,935)     24,633
Company's share in
 net income (loss)
 of investees                      (1,530)      1,530           -
Minority interest
 in loss of a subsidiary                -       2,418       2,418
                                  -------     -------     -------
Income from continued
 operations                        27,038          13      27,051
Company's share in loss
 of a subsidiary from
 discontinued operations           (7,080)    (14,048)    (21,128)
Cumulative effect of
 change in accounting
 principle                              -      (4,382)     (4,382)
                                  -------     -------     -------

NET INCOME                         19,958     (18,417)      1,541
                                  =======     =======     =======

Basic and diluted net
 income from continued
 operations per share (IN NIS)       1.47           -        1.47
                                  =======     =======     =======
Basic and diluted net loss
 from discontinued operations
 per share (in NIS)                 (0.39)      (0.76)      (1.15)
                                  =======     =======     =======
Basic and diluted cumulative
 effect of change in
 accounting principle
 per share (in NIS)                     -       (0.24)      (0.24)
                                  =======     =======     =======
Basic and diluted net
 income (loss) per share
 (in NIS)                            1.08       (1.00)       0.08
                                  =======     =======     =======

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
***  See Note 21A(7).
**** GAAP reconciliation is derived from application of FIN 46R, except where, in addition, otherwise stated.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - SIGNIFICANT DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     B. THE EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (CONT'D)

     3.   CONDENSED CASH FLOWS

                                                        YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                       DECEMBER 31    DECEMBER 31   DECEMBER 31
                                                           2004           2003         2002
                                                       -----------    -----------   -----------
                                                         REPORTED
                                                         AMOUNTS*         ADJUSTED AMOUNTS**
                                                       -----------    -------------------------
                                                                             RESTATED***
                                                                      -------------------------
Net cash provided by continuing operating
 Activities                                                38,185        29,172        41,203
Applying FIN 46R (A7)                                      24,580            55        10,388
Changes in exchange rates (A4)                              1,270         6,299        (6,394)
                                                         --------       -------       -------
Net cash provided by continuing operating activities
 according to U.S. GAAP                                    64,035        35,526        45,147
                                                         ========       =======       =======

Net cash used in continued investment activities         (117,665)      (70,706)      (12,147)
Capital lease (A5)                                         39,177        42,997             -
Applying FIN 46R (A7)                                      10,627        24,280       (18,693)
                                                         --------       -------       -------

Net cash used in continued investment activities
 according to U.S. GAAP                                   (67,861)       (3,429)      (30,840)
                                                         ========       =======       =======

Net cash provided by (used in) continued
 financing activities                                      73,226        38,280       (31,528)
Capital lease (A5)                                        (39,177)      (42,997)            -
Applying FIN 46R (A7)                                     (30,521)       (9,488)        1,398
                                                         --------       -------       -------
Net cash provided by continued financing activities
 according to U.S. GAAP                                     3,528       (14,205)      (30,130)
                                                         ========       =======       =======

Discontinued operations
Net cash provided by (used in) discontinued
 operations according to U.S. GAAP                         (4,696)      (14,860)        6,978
                                                         --------       -------       -------

Changes in exchange rates                                  (1,270)       (6,299)        6,394
                                                         ========       =======       =======

Changes in cash and cash equivalents                       (6,254)       (3,254)       (2,472)
                                                         ========       =======       =======

Changes in cash and cash equivalents
 according to U.S. GAAP                                    (6,264)       (3,267)       (2,451)
                                                         ========       =======       =======

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
***  See Note 21A(7).

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - CONDENSED FINANCIAL STATEMENTS OF THE COMPANY IN NOMINAL NIS (FOR TAX PURPOSES) (CONT'D)

     C.   EMPLOYEE STOCK OPTION PLAN

     Under the provisions of SFAS-123, based on the initial public offering price of $12 per share, the Company should have recorded an aggregate expense of approximately NIS 3,733 (for the year ended December 31, 2004 - NIS 122 expenses, and for the year ended December 31, 2003 - NIS 222 income and for the year ended December 31, 2002 - NIS 678 expenses).
     The weighted average fair value of options granted since July 1999 was NIS
     20.18 per share.

     Had the Company determined compensation cost based on their fair value at the grant date for its stock options under SFAS 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                       CONSOLIDATED AND COMPANY
                                                --------------------------------------
                                                 YEAR ENDED   YEAR ENDED   YEAR ENDED
                                                DECEMBER 31  DECEMBER 31   DECEMBER 31
                                                    2004          2003        2002
                                                -----------  -----------   -----------
                                                  REPORTED
                                                  AMOUNTS*      ADJUSTED AMOUNTS**
                                                -----------  -------------------------
                                                             NIS THOUSANDS
                                                --------------------------------------
Net income for the year - US GAAP                  20,576        12,071***     1,541***
Deduction of compensation expenses
 according to APB 25 (A6)                             102          (109)         530

Application of compensation expenses
 according to FASB 123 (see above)                   (122)          222         (678)
                                                   ------     ---------     --------
                                                   20,556        12,184        1,393
                                                   ======     =========     ========

Basic and diluted net income (loss) per share in accordance with U.S. GAAP -

As reported APB 25                                   1.11          0.65         0.08
                                                   ======     =========     ========

Pro forma                                            1.11          0.66         0.08
                                                   ======     =========     ========

* With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2C).
**   Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.
***  See Note 21A(7).

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - CONDENSED FINANCIAL STATEMENTS OF THE COMPANY IN NOMINAL NIS (FOR TAX PURPOSES) (CONT'D)

     D.   IMPACT OF RECENTLY ADOPTED ACCOUNTING STANDARDS

     1.   EITF 00-21 - REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

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

     The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company has adopted the recognition and measurement provisions of EITF 00-21 in its year-end financial statements (see Note 2N(3)).

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

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 21 - CONDENSED FINANCIAL STATEMENTS OF THE COMPANY IN NOMINAL NIS (FOR TAX PURPOSES) (CONT'D)

     D.   IMPACT OF RECENTLY ADOPTED ACCOUNTING STANDARDS

     2. FASB INTERPRETATION NO. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES (CONT'D)

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

     The Company has adopted the recognition and measurement provisions of FIN 46(R) in its year-end financial statements (see Note 21A.7.).

     E.   IMPACT OF RECENTLY ADOPTED ACCOUNTING STANDARDS

     FASB STATEMENT NO.123 (REVISION 2004), SHARE-BASED PAYMENT

     In December 2004, the FASB issued SFAS No. 123 (Revision 2004), "Share-Based Payment", (SFAS 123R), that addressed the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company's equity instruments that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No.25, "Accounting for Stock Issued to Employees". Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. The provisions of SFAS 123r are effective for periods beginning after June 15, 2005. Since the Company does not have at the moment any outstanding granted options to employees and has no assumption as to the amount of options that might be granted in the future, the Company cannot evaluate the expected impact of FAS 123R on its future results of operations.

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 22 - SUBSEQUENT EVENTS - UNAUDITED

In April 2005, the company completed an offering of convertible debentures and options through the Tel Aviv Stock Exchange (TASE). The offering was made exclusively in Israel, to Israeli residents. The company raised a total of NIS 220 million ($51.1 million). The interest rate set for the convertible debentures was 4%. The convertible debentures and the options trade on the TASE.

NOTE 23 - CONDENSED FINANCIAL STATEMENTS OF THE COMPANY IN NOMINAL NIS (FOR TAX PURPOSES)

     A.   BALANCE SHEETS

                                                        AS AT         AS AT
                                                     DECEMBER 31   DECEMBER 31
                                                        2004          2003
                                                     -----------   -----------
CURRENT ASSETS
Cash and cash equivalents                               75,323        81,660
Trade receivables, net                                  37,723        26,601
Other receivables                                        7,408        10,539
                                                       -------       -------

Total current assets                                   120,454       118,800
                                                       -------       -------

INVESTMENTS                                              8,675             -
                                                       -------       -------

PROPERTY AND EQUIPMENT, NET                             35,793        26,277
                                                       -------       -------

OTHER ASSETS AND DEFERRED CHARGES                      112,559        50,238
                                                       -------       -------

Total assets                                           277,481       195,315
                                                       =======       =======

LIABILITIES
CURRENT LIABILITIES
Short-term bank loans                                    7,668         2,459
Accounts payable                                        69,414        33,915*
Other payables                                           8,742         9,888*
                                                       -------       -------
Total current liabilities                               85,824        46,262
                                                       -------       -------
LONG-TERM LIABILITIES
Excess of liabilities over assets in subsidiaries            -         2,118
Long-term loans                                         72,111        27,193
Deferred revenues                                            3            23
Liability for severance pay, net                         5,772         4,523
                                                       -------       -------
Total long-term liabilities                             77,886        33,857
                                                       -------       -------

SHAREHOLDERS' EQUITY (DEFICIT)
Ordinary shares                                            184           184
Additional paid-in capital                             200,983       200,983
Accumulated deficit                                    (87,396)      (85,971)
                                                       -------       -------
Total shareholders' equity                             113,771       115,196
                                                       -------       -------
                                                       277,481       195,315
                                                       =======       =======

*    Reclassified

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 23 - CONDENSED FINANCIAL STATEMENTS OF THE COMPANY IN NOMINAL NIS (FOR TAX PURPOSES) (CONT'D)

     B.   STATEMENT OF OPERATIONS

                                           YEAR ENDED    YEAR ENDED
                                           DECEMBER 31   DECEMBER 31
                                              2004          2003
                                           -----------   -----------
Revenues                                     180,343       159,472
                                             -------       -------

Costs and expenses:
Cost of revenues                              80,762        78,702
Selling and marketing expenses                65,779        42,971
General and administrative expenses           19,765        19,076
                                             -------       -------

Total costs and expenses                     166,306       140,749
                                             -------       -------

Income from operations                        14,037        18,723
Financing income (expenses), net               2,443        (1,848)
Other expenses, net                              549            (9)
                                             -------       -------

Income after taxes on income                  17,029        16,866
Company's share in net loss of investee       (2,745)       (4,368)
                                             -------       -------

Net income                                    14,284        12,498
                                             =======       =======

                                               Internet Gold - Golden Lines Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(ALL AMOUNTS IN THOUSANDS OF REPORTED NIS, EXCEPT WHERE OTHERWISE STATED)

NOTE 23 - CONDENSED FINANCIAL STATEMENTS OF THE COMPANY IN NOMINAL NIS (FOR TAX PURPOSES) (CONT'D)

                            SHARE CAPITAL
                      -------------------------
                      NUMBER OF                     ADDITIONAL    ACCUMULATED
                        SHARES         AMOUNT    PAID-IN CAPITAL    DEFICIT          TOTAL
                      ----------     ----------  ---------------  -----------     -----------
                         NIS 0.01 PAR VALUE                     NIS THOUSANDS
                      -------------------------  --------------------------------------------
BALANCE AS OF
 DECEMBER 31,
 2002                 18,431,500         184           200,983        (98,469)        102,698
Changes
 during 2003:
Net income
 for the year                  -           -                 -         12,498          12,498
                      ----------         ---           -------        -------         -------
BALANCE AS OF
 DECEMBER 31,
 2003                 18,431,500         184           200,983        (85,971)        115,196
Changes
 during 2004:
Capital reserve
 from purchase of
 investee company              -           -                 -        (15,709)        (15,709)
Net income
 for the year                  -           -                 -         14,284          14,284
                      ----------         ---           -------        -------         -------
BALANCE AS OF
 DECEMBER 31,
 2004                 18,431,500         184           200,983        (87,396)        113,771
                      ==========         ===           =======        =======         =======

                                               Internet Gold - Golden Lines Ltd.

APPENDIX TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

LIST OF PRINCIPAL INVESTEES AND OTHER COMPANIES

ANNEX A

                                         EQUITY         CONTROL
                                        --------        -------
                                        AS AT DECEMBER 31, 2004
                                        -----------------------
SUBSIDIARIES

MSN Israel Ltd.                           50.1%         50.1%

Internet Gold International Ltd.           100%          100%

Gold Mind Ltd.                             100%          100%

Start-Net Ltd.                             100%          100%

Gold Trade Ltd.                            100%          100%

                               S I G N A T U R E S

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  INTERNET GOLD - GOLDEN LINES LTD.

                                  By: /s/ Eli Holtzman
                                  --------------------------------
                                  Eli Holtzman

                                  Chief Executive Officer

                                  By: /s/ Doron Turgeman
                                  --------------------------------
                                  Doron Turgeman
                                  Vice President Finances (Chief Accounting and Financial Officer)

Dated: June 28, 2005