Form 20-F
period 2005-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2006-06-29
CIK 1090159

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ....................

Commission file number: 0-30198

INTERNET GOLD – GOLDEN LINES LTD.
(Exact Name of Registrant as Specified in Its Charter
and Translation of Registrant’s Name Into English)

Israel
(Jurisdiction of
Incorporation or Organization)

1 Alexander Yanai Street, Petach Tikva, Israel
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.01 per share
as of December 31, 2005. . . . . . . . . . . . . . . . . . . . . . . . .	18,431,500

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes      ☐     No     ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes      ☐     No     ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      ☒     No     ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17     ☒     Item 18      ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes      ☐     No     ☒

INTRODUCTION

          Internet Gold - Golden Lines Ltd. is a communications company that provides Internet access and related value-added services, international telephony, e-Advertising, content and e-Commerce services throughout Israel under the brand name “smile.” Our shares are listed on the NASDAQ National Market and on the Tel Aviv Stock Exchange, or TASE. In April 2005, we completed an offering of convertible debentures and warrants, that are traded on the TASE. The offering was made exclusively in Israel, to Israeli residents. As used in this annual report, the terms “we,” “us” and “our” mean Internet Gold - Golden Lines Ltd. and its subsidiaries, unless otherwise indicated.

          Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and in accordance with the generally accepted accounting principles in Israel or Israeli GAAP, which vary in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in Note 21 to the consolidated financial statements. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. Amounts stated in dollars in this report, except where the context otherwise indicates, have been translated from NIS at a specified rate solely for convenience and should not be construed as representations that the NIS amount actually represents such dollar amount or could be converted into dollars at the rate indicated. The translations of NIS amounts into dollars appearing throughout this annual report have been made at the representative rate of exchange on December 31, 2005 of NIS 4.603 = $1.00, as published by the Bank of Israel. See Item 3.A. “Key Information – Selected Financial Data – Exchange Rate Information.”

          Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any previous filing with the Securities and Exchange Commission, you may read the document itself for a complete recitation of its terms.

          This annual report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

i

-ii-

-iii-

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

          The following selected consolidated financial data for and as of the five years ended December 31, 2005 are derived from our audited consolidated financial statements which have been prepared in accordance with Israeli GAAP. Israeli GAAP differs in certain significant respects from U.S. GAAP, as described in Note 21 to the financial statements.

          The selected consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements and notes included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 have been derived from audited consolidated financial statements not included in this annual report.

          The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

          The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2005 (NIS 4.603 = $1.00).

          We are currently reorganizing our business activities into two focused business units, communications and media. Our communications unit is engaged in the provision of Internet access and related value-added services, international telephony and IT integration businesses and is focused on the provision of high-quality services and support to individual and business end-users. Our media unit is engaged in a diverse and comprehensive range of website content provision, portal operating, search engines, e-Commerce and paid content through its various Internet properties.

          Accordingly, we have reclassified our results of operations from previous years to present comparative data in accordance with this new structure.

	Year Ended December 31,

	2005	2005	2004	2003	2002	2001

	Convenience Translation in U.S. Dollars **	NIS	NIS	NIS	NIS	NIS

	(In thousands, except share data)

Consolidated Statement of Operations Data:
Israeli GAAP Information

Revenues:
Communications	53,569	246,579	184,844 *	157,892 *	169,326 *	158,172 *
Media	11,108	51,128	34,733 *	21,750 *	14,992 *	30,151 *

Total revenues	64,677	297,707	219,577	179,642	184,318	188,323

Costs and expenses:
Cost of revenues	34,748	159,943	96,820	92,871	99,564	116,135
Selling and marketing expenses	16,448	75,710	73,155	41,393	37,125	51,299
General and administrative expenses	7,203	33,156	24,258	21,908	21,209	38,884

Total costs and expenses	58,399	268,809	194,233	156,172	157,898	206,318

Income (loss) from operations	6,278	28,898	25,344	23,470	26,420	(17,995)
Financing (expenses) income, net	(2,043)	(9,403)	122	(3,235)	2,151	7,308
Other income (expenses), net	51	237	(1,077)	(2,592)	(3)	(2,332)

Income (loss) from continuing operations	4,286	19,732	24,389	17,643	28,568	(13,019)
Income tax benefits, net	315	1,451	301	1,935	-	-

Income (loss) after income tax	3,971	18,281	24,690	19,578	28,568	(13,019)
Company’s share in net loss of investees from continued operations	-	-	(396)	(1,538)	(1,530)	(682)
Minority interest in loss of a subsidiary	-	-	-	-	-	963
Loss of subsidiary which the Company did not intend to bear	-	-	-	-	-	383

Income (loss) from continued operations	3,971	18,281	24,294	18,040	27,038	(12,355)
Loss from discontinued operations	-	-	-	-	-	(8,843)
Company’s share in loss of investees from discontinued operations	-	-	(4,763)	(3,737)	(7,080)	-

Net income (loss)	3,971	18,281	19,531	14,303	19,958	(21,198)

Income (loss) per share, basic and diluted
Net income (loss) per NIS 0.01 per value of shares (in NIS) from continued operations	0.21	0.99	1.32	0.98	1.47	(0.67)
Net income (loss) per NIS 0.01 per value of shares (in NIS) from discontinued operations	-	-	(0.26)	(0.20)	(0.39)	(0.48)

	0.21	0.99	1.06	0.78	1.08	(1.15)

Weighted average number of shares outstanding	18,432	18,432	18,432	18,432	18,432	18,432

U.S. GAAP Information
Net income (loss) from continued operations	3,971	18,281	27,164	18,874	27,051	(6,232)
Net loss - discontinued operations	-	-	(6,588)	(6,803)	(21,128)	(17,649)
Net income (loss)	3,971	18,281	20,576	12,071	5,923	(23,881)

*	reclassified

**	The translation of NIS, amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2005 (NIS 4.603= $1.00).

	As at December 31,

	2005	2005	2004	2003	2002	2001

	Convenience Translation in U.S. Dollars*	NIS	NIS	NIS	NIS	NIS

	(In thousands, except per share data)

Consolidated Balance Sheets Data:
Israeli GAAP Information

Total assets	109,062	502,018	300,023	214,004	169,052	228,322
Working capital	55,181	253,999	41,714	76,256	80,904	48,615
Total liabilities	76,763	353,345	176,477	95,933	65,284	144,510
Total shareholders’ equity	32,299	148,673	121,893	118,071	103,768	83,811

U.S. GAAP Information

Total assets	110,486	508,567	305,554	244,682	199,101	219,738
Total shareholders equity	32,147	147,973	121,193	104,430	85,881	79,429

*	The translation of NIS, amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2005 (NIS 4.603= $1.00).

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

Period	Average *	High	Low	At Period End

Year ended December 31, 2001	NIS 4.203	NIS 4.416	NIS 4.067	NIS 4.416
Year ended December 31, 2002	4.736	4.994	4.416	4.737
Year ended December 31, 2003	4.545	4.924	4.283	4.379
Year ended December 31, 2004	4.478	4.634	4.308	4.308
Year ended December 31, 2005	4.484	4.741	4.299	4.603

*	The average of the representative rates on the last business day of each month during the relevant period.

	High	Low
2005
December	4.662	4.579
2006
January	4.658	4.577
February	4.725	4.664
March	4.717	4.658
April	4.671	4.503
May	4.522	4.428

On June 26, 2006, the representative rate was NIS 4.476 = $1.00.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

          We derive a large part of our revenues from subscribers using our Internet access services. As a result, our revenues are affected by our ability to retain current subscribers and attract new profitable subscribers. Our residential subscribers have the option to discontinue their subscriptions for any reason at any time, with or without additional payment, and our leased line subscribers have the option of discontinuing their subscriptions for any reason upon 30-days’ written notice.

          An increasing percentage of our revenues are derived from e-Advertising on our portals. The continued growth of this business is dependent on the purchasing patterns of customers advertising on our portals, which may fluctuate. In addition, advertisers may make smaller and shorter-term purchases, and market prices for online advertising may decrease due to competitive or other factors.

          Our e-Advertising revenues can fluctuate from month to month without much advance notice. Some of our expense levels, such as selling and marketing expenses, are based, in part, on our expectations as to future revenues. To the extent our actual revenues are below expected revenues, we may be unable to adjust spending quickly enough to offset the shortfall in revenue, which may cause our business and financial results to suffer. Accordingly, our revenues and operating results may vary significantly from quarter to quarter and quarter-to-quarter comparisons of our revenues and operating results should not be relied on as an indication of our future performance. In addition, due to the volatility in our market we cannot predict our future revenues or results of operations accurately.

          An increasing percentage of our revenues are derived from our international telephony services. The continued growth of this business depends on our ability to successfully compete in this highly competitive market. Such competition may require us to lower our prices for our international telephony services. We cannot be sure if we will be able to remain profitable in this market, or how the intense competition will affect us.

          It is possible that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our securities is likely to fall.

Regulatory and legal uncertainties could adversely affect the terms of our licenses and could harm other aspects of our business.

          In the past, there have been various regulations and lawsuits, mainly in the United States, relating to the liability of Internet service providers, or ISPs, and portal operators for information carried on or through their services. The law in this area is unsettled and there may be new legislation and court decisions that expose companies such as ours to liabilities or affect their services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing, commerce, export and other controls. Regulatory developments could adversely affect the terms of our license for Internet access business, granted to us by the Israeli Ministry of Communications, or harm other aspects of our business.

Changes in the terms of the licenses granted by the Israeli Ministry of Communications to us and to our competitors could harm our business.

          Our Internet access business is subject to a license granted by the Israeli Ministry of Communications, which was renewed in January 2002 for an additional period of five years. The license grants us the right to provide Internet and related services, subject to several conditions mentioned in the license. Changes to the terms of our license may adversely affect our business.

          Additionally, the Ministry of Communications has not limited the number of Internet service licenses, which is likely to increase competition, and may lead to a reduction in fees charged to subscribers. Moreover, in April 2002, the Ministry of Communications granted cable television network providers licenses permitting them to supply infrastructure for the provision of Internet access through the current ISPs, but does not allow them to become ISPs themselves. However, the cable television network providers’ licenses may be amended or they may be allowed to become ISPs in the future, and consequently, our competitors, which may cause our business and financial results to suffer.

          In June 2004, we received a license from the Ministry of Communications to provide international telephony services for a period of twenty years, commencing on the date of receipt of the license. Such license may be extended for additional 10-year periods. The license grants us the right to provide international telecommunication voice services and other related services, subject to several conditions mentioned in the license. At the same time, Netvision Ltd., or Netvision, and Xfone 018 Ltd., or Xfone, also received licenses to provide international telephony services in Israel. The provision of international telephony services by several additional providers, who were granted licenses by the Ministry of Communications, may affect our business and financial results. In addition, regulatory developments in the areas of Internet service providers and telecommunications may adversely affect our license or other aspects of our business.

We may be exposed to substantial liabilities arising out of our Internet and telephony activities

          We host a wide variety of services that enable individuals and businesses to exchange information, generate content, advertise products and services, conduct business and engage in various online activities on an international basis. The law relating to the liability of providers of these online services for activities of their users is currently unsettled both within Israel and internationally. Claims may be brought against us for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that we provide links to or that may be posted online or generated by our users or with respect to auctioned materials. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources. In addition, our professional liability insurance policy may not provide sufficient protection or cover all such exposure. In the event that we are found to be responsible for any such liability and/or required to pay for any damages resulting from any such responsibility, our business may be adversely affected.

          We also generally enter into arrangements to offer third-party products, services, or content on our websites and portals. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate.

          It is also possible that if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us. For example, we offer web-based email services, which expose us to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email, or interruptions or delays in email service. Investigating and defending any of these types of claims is expensive, even to the extent that the claims do not ultimately result in liability.

          Our international telephony services may also expose us to substantial liabilities. In August 2005, the General Manager of the Israeli Ministry of Communications announced his intention to impose a fine on us in the amount of NIS 5.16 million. According to his allegations, we have violated the terms of our license by allowing adult content services to use our international telephony network. In September 2005 we sent our response to the Ministry of Communications, denying all of the allegations and declaring that our actions were in accordance with our license terms and the law. We demanded that the claim be withdrawn and that we be permitted to present our position before any determination to impose such fine is made. The Ministry of Communications has not yet responded to our demand nor has it imposed a fine on us.

Our service offerings may fail to be competitive with existing and new competitors, which could adversely affect our future operations.

          ISP market. We operate in the Internet access services market, which is extremely competitive. We expect that intense competition in this market will continue in the future. The ISP market in Israel is characterized by many participants, and additional international ISPs may also enter the Israeli market. We also expect to face competition from telephone and cellular phone companies, cable television and Direct Broadcast Satellite, or DBS, providers, wireless voice and data service providers and others. These companies could exploit their current established network infrastructure, high rate of penetration of households, and their ability to provide Internet access at significantly faster speeds and potentially include Internet access in their basic bundle of services or offer access for a low additional charge. In April 2002, the Ministry of Communications granted the cable television network providers licenses permitting supply of infrastructure for the provision of Internet access through the current ISPs. However, the cable television network providers’ licenses may be amended or they may be allowed to become ISPs in the future, and consequently, our competitors, which may cause our business and financial results to suffer.

          Because we operate in a highly competitive environment, the number of subscribers we are able to add may decline, the cost of acquiring new subscribers through our own sales and marketing efforts may increase, and/or the number of subscribers who discontinue the use of our service (churn) may increase. Increased churn rates indicate customers are discontinuing services which results in a decrease in our customer base and adversely impacts revenues.

          If we experience an increase in monthly churn rates, or if we are unable to attract new subscribers in numbers sufficient to increase or maintain the level of our overall subscriber base, our business, financial position, results of operations and cash flows could be adversely affected.

          As competition in the ISP market continues to intensify, competitors may merge or form strategic alliances that would increase their ability to compete with us for subscribers. These relationships may negatively impact our ability to form or maintain our own strategic relationships and could adversely affect our ability to expand our customer base.

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

          International Telephony. The international telephony market is highly competitive. The intense competition and the fact that customers are generally sophisticated with little loyalty, required us to lower the prices for our international telephony services in order to remain competitive. Some of our competitors in this market, Bezeq International Ltd. or Bezeq International, 012 Golden Lines Ltd., and Barak I.T.C. (1995) Ltd., or 013 Barak, are established providers of international telephony services, and accordingly may have better brand recognition in this area, and as a result may be able to compete better than us. These competitors, as well as other competitors in this market, such as Netvision and Xfone, may have greater financial, technical and marketing resources than us, and may be able to compete better than us. In addition, as per our license, we have to pay royalties to the Ministry of Communications for operation and registration of the international telephony services. The requirement to make royalty payments makes it more difficult for us to offer competitive prices to our customers in comparison to unlicensed voice over Internet Protocol, or VoIP, operators.

          Currently, cellular telephony providers in Israel are restricted from providing international telephony services. In the future, the Ministry of Communications may grant them or other providers with additional licenses for the operation of international telephony services. This may influence the competition in this market and our ability to compete.

          We expect increased price competition in the VoIP market in Israel, as a result of the entrance of new competitors into the market, the inexpensive price for the use of VoIP technology in comparison to analog technology, and the increasing popularity of Internet software that permits free international communication on the Internet. We cannot evaluate the impact of these expected market changes and their affect on our ability to compete successfully.

          Portal advertising. In order to attract advertisers, we need to continue to increase the amount of user traffic on our portals. Currently, there are other popular portals in Israel and many Israeli Internet users also use international portals, such as Yahoo! and MSN.com. We compete with these other portals, as well as other media, such as television, radio and print, for advertisers.

          e-Commerce. In 2005 there was increased activity in the e-Commerce market in Israel. The market principally consists of large retailers, importers and manufacturers offering their own products and services over the Internet through their websites. We may not be able to expand our activities or to increase our revenues from e-Commerce activities. In addition, competition in the e-Commerce market in Israel is increasing and is likely to grow significantly as the e-Commerce market evolves. We may not be able to compete effectively or succeed in this market.

We may not be able to successfully implement our broadband strategy, which could adversely affect our ability to grow or sustain revenues and our profitability.

          We derive a substantial part of our revenues from our broadband services. Competition for broadband services continues to increase in Israel. Competitors have used and may continue to use aggressive marketing efforts, including significantly discounting the retail price of their services, to attract new subscribers which may adversely impact the number of broadband customers we are able to add. We may not be able to continue to attract subscribers to these services, may experience increased churn with respect to these services and may have to reduce the price of our broadband services to remain competitive.

          A significant component of our broadband strategy is managing and reducing the costs associated with delivering broadband services, including recurring service costs such as telecommunications and customer support costs as well as costs incurred to add new broadband customers such as sales and marketing, installation and hardware costs. While we believe cost reductions associated with the delivery of broadband access services will result in broadband contributing positively to overall operating profit margins, our profitability would be adversely affected if we are unable to continue to manage and reduce recurring service costs associated with the delivery of broadband services and costs incurred to add new broadband customers.

          In July 2003, we entered into an agreement with 013 Barak to purchase the rights of use for a number of international lines until 2017. Such agreement can be extended for an additional period of five years. Under this agreement we are obligated to gradually connect more lines, based on a fixed schedule, regardless of the actual usage of our broadband network. If we are unable to continue to add new broadband customers or increase the usage of our broadband network our profitability would be adversely affected.

Our business depends on the continued development of effective business support systems, processes and personnel.

          In recent years, we have expanded our service offerings and intend to expand further by offering new products and services to maintain and increase our customer base. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our growth initiatives which would strain our management, operational and financial resources. Consequently, we may not be able to hire, train, retain, motivate and manage required personnel and develop, implement, and manage adequate systems, procedures and controls to support new products and services, which may limit our growth potential and adversely affect our business.

          Additionally, our business relies on our financial reporting and data systems, including our billing systems, which have grown increasingly complex due to the diversification and complexity of our business. Our ability to operate our business efficiently depends on these systems, and if we are unable to modify or develop new systems to support our growth initiatives, our business will be adversely affected. Our strategy may not succeed in the future and our profitability may be negatively impacted.

          Since the fourth quarter of 2002, the significant increase in demand for broadband has been coupled with intense competition between all of the ISPs in Israel, which resulted in price reductions for services offered by all of the ISPs. Due to this tough market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 54.0% increase in the number of broadband customers in 2004 as compared to 2003 and a 14.5% increase in the number of broadband customers in 2005 as compared to 2004. In order to penetrate the international telephony market and retain customers, we adopted an aggressive approach which included advertising in all media while offering the customers fair prices, which were lower than the prices offered by the then current providers. This strategy may not be successful in the future, and our profitability may be negatively impacted due to the price reductions caused by the aggressive competition as well as the expenses associated with our marketing efforts to attract customers.

The termination of our MSN Israel Ltd. joint venture with Microsoft could seriously harm our business.

          In 2000 we established MSN Israel Ltd., or MSN Israel, as a 50.1% owned subsidiary together with Microsoft Corporation, or Microsoft. Under the terms of our portal and shareholders and license agreements with Microsoft, Microsoft may terminate both of the agreements in the event we are in default of our obligations under such agreements and may terminate the portal agreement with or without cause upon 90 days’ written notice and may terminate the shareholders and license agreement with or without cause upon 60 days’ written notice. In the event the portal agreement is terminated, we would be required to remove the MSN Israel portal from the Internet, we would lose all of the benefits from our association with Microsoft Corporation and the termination of the agreement would have a material adverse affect on our revenues and business. In the event that the shareholders and license agreement is terminated prior to the repayment of the loan we provided to MSN Israel, the remaining balance of the loan would not be repaid. This would have a material adverse effect on our financial position.

If we do not successfully develop our smile brand we may be unable to attract enough customers to our services or sufficient traffic to our portals to become successful.

          We believe that we must establish and strengthen awareness our smile brand. If we fail to create and maintain brand awareness, we are unlikely to attract enough customers to our Internet, international telephony and value added services or attract sufficient traffic to our portals to become attractive to advertisers and suppliers of products and services. Brand recognition may become even more important in the future with the growing number of Internet sites and Internet-based communications providers.

          We intend to continue to pursue a brand-enhancement strategy, which may include joint marketing programs and mass market and multimedia advertising, promotional programs and public relations activities. These initiatives will involve significant expenses. If our brand enhancement strategy is unsuccessful, our sales and marketing expenses may never be recovered and we may be unable to increase future revenues. Successful positioning of our brand will largely depend on:

—	the success of our advertising and promotional efforts; and

—	our ability to design and maintain attractive, user-friendly portals.

Failure to establish and maintain strategic, marketing and other third-party relationships could limit our ability to attract and retain users.

          We have focused on and expect to continue to focus on the establishment of relationships with technology providers, importers of commercial products, retailers and other suppliers of products and services that we may sell. Because our agreements with third parties are generally short-term and non-exclusive, our competitors may seek to use the same partners that we do or attempt to adversely impact our relationships with our partners. In addition, some of our joint marketing agreements are based on oral understandings and not written agreements and so may be terminated at any time. We may not be able to maintain our third-party relationships or replace them on favorable terms. If our relationship partners fail to perform their obligations, reduce their business with us, choose to compete with us or provide their services to a competitor, we may have more difficulty building our subscriber base, attracting and maintaining visitors to our portals, and as a result our business and financial results may suffer. Also, our efforts to establish new relationships in the future may not be successful, which could affect the growth of our business.

Acquisitions could result in operating difficulties and unanticipated liabilities.

          We have made strategic acquisitions, including the purchase of: Nirshamim Lalimudim Ltd., or Nirshamim, in March 2005 and in May 2006, Hype Active Media Ltd., or Hype, in August 2005, The Money Interactive Ltd., or TheMoney, in December 2005, Seret Israel’s Movies Portal Ltd., or Seret, in January 2006 and Yahala Internet Solutions Ltd., or Yahala, in March 2006. We expect to enter into additional business combinations and acquisitions in the future. Acquisitions may result in dilutive issuances of equity securities, use of our cash resources, incurrence of debt and amortization of expenses related to intangible assets. Our acquisitions to date were accompanied by a number of risks, including:

—	the difficulty of assimilating the operations and personnel of our acquired companies into our operations;

—	the potential disruption of our ongoing business and distraction of management;

—	the difficulty of integrating acquired technology and rights into our services and unanticipated expenses related to such integration;

—	the failure to successfully further develop acquired technology resulting in the impairment of amounts currently capitalized as intangible assets;

—	the potential for claims against the acquired company, including patent and trademark infringement;

—	the impairment of relationships with customers and partners of the acquired companies or our customers and partners as a result of the integration of acquired operations;

—	the impairment of relationships with employees of the acquired companies or our employees as a result of integration of new management personnel;

—	the difficulty of integrating the acquired company’s accounting, management information, human resources and other administrative systems;

—

in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences; and

—	the impact of known potential liabilities or unknown liabilities associated with the acquired companies.

          We are likely to experience similar risks in connection with our future acquisitions. Our failure to be successful in addressing these risks or other problems encountered in connection with our past or future acquisitions could cause us to fail to realize the anticipated benefits of our acquisitions, incur unanticipated liabilities and harm our business generally.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

          Our success depends, to a significant extent, upon the continuing performance and services of our executive officers and other key employees. Specifically, Eli Holtzman, our chief executive officer, has been with us since our inception and has considerable experience in managing our business. Since we launched our Internet business in 1996, we (excluding our subsidiaries) have expanded from 99 employees as of December 31, 1996 to 793 full-time and part-time employees as of December 31, 2005, including a number of key managerial, marketing, planning, financial, technical and operations personnel. Most of these individuals have not previously worked together and need to be integrated as management and technology teams. As a result, our senior managers and technical personnel may not work together effectively as a team to successfully manage our growth. Our performance is substantially dependent on our ability to retain, motivate and successfully integrate our senior management and other key employees. We do not maintain “key person” life insurance policies for any of our key personnel.

Service interruptions or impediments could harm our business.

          Harmful software programs. Our network infrastructure and the networks of our third-party providers are vulnerable to damaging software programs, such as computer viruses and worms. Certain of these programs have disabled the ability of computers to access the Internet, requiring users to obtain technical support in order to gain access to the Internet. Other programs have had the potential to damage or delete computer programs. The development and widespread dissemination of harmful programs has the potential to seriously disrupt Internet usage. If Internet usage is significantly disrupted for an extended period of time, or if the prevalence of these programs results in decreased residential Internet usage, our business could be materially and adversely impacted.

          Security breaches. We depend on the security of our network and, in part, on the security of the network infrastructures of our third-party telecommunications service providers, our outsourced customer support service providers and our other vendors. Unauthorized or inappropriate access to, or use of, our network, computer systems and services could potentially jeopardize the security of confidential information, including credit card information, of our users and of third parties. Some consumers and businesses have in the past used our network, services and brand names to perpetrate crimes and may do so in the future. Users or third parties may assert claims of liability against us as a result of any failure by us to prevent these activities. Although we use security measures, there can be no assurance that the measures we take will be successfully implemented or will be effective in preventing these activities. Further, the security measures of our third-party network providers, our outsourced customer support service providers and our other vendors may be inadequate. These activities may subject us to legal claims, may adversely impact our reputation, and may interfere with our ability to provide our services, all of which could have a material adverse effect on our business, financial position and results of operations.

          Natural disasters or other catastrophic events. Our operations and services depend on the extent to which our computer equipment and the computer equipment of our third-party network providers are protected against damage from fire, flood, earthquakes, power loss, telecommunications failures, break-ins, acts of war or terrorism and similar events. We have three technology centers at various locations in Israel which contain a significant portion of our computer and electronic equipment. These technology centers host and manage Internet content, email, web hosting and authentication applications and services. Despite precautions taken by us and our third-party network providers, over which we have no control, a natural disaster or other unanticipated problem that impacts one of our locations or our third-party providers’ networks could cause interruptions in the services that we provide. Such interruptions in our services could have a material adverse effect on our ability to provide Internet or other services to our subscribers and, in turn, on our business, financial condition and results of operations.

          Network infrastructure. The success of our business depends on the capacity, reliability and security of our network infrastructure, including that of our third-party telecommunications providers’ networks. We may be required to expand and improve our infrastructure and/or purchase additional capacity from third-party providers to meet the needs of an increasing number of subscribers and to accommodate the expanding amount and type of information our customers communicate over the Internet. Such expansion and improvement may require substantial financial, operational and managerial resources. We may not be able to expand or improve our network infrastructure, including acquiring additional capacity from our third-party providers, to meet additional demand or changing subscriber requirements on a timely basis and at a commercially reasonable cost, or at all.

          We may experience increases in our telecommunications usage that exceed our available telecommunications capacity. As a result, users may be unable to register or log on to use our services, may experience a general slow-down in their Internet connection or may be disconnected from their sessions. Inaccessibility, interruptions or other limitations on the ability of customers to access our services due to excessive user demand, or any failure of our network to handle user traffic, could have a material adverse effect on our reputation which could cause an increase in churn and would adversely impact our revenues. While our objective is to maintain excess capacity, our failure to expand or enhance our network infrastructure, including our ability to procure excess capacity from third-party telecommunications providers, on a timely basis or to adapt it to an expanding subscriber base or changing subscriber requirements could materially adversely affect our business, financial condition and results of operations.

Our business may be adversely affected by malicious third-party applications that interfere with, or exploit security flaws in, our products and services.

          Our business may be adversely affected by malicious applications that make changes to our users’ computers and interfere with our services. These applications have in the past attempted, and may in the future attempt, to change our users’ Internet experience and to interfere with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with us. These applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. In addition, we offer a number of products and services that our users download to their computers or that they rely on to store information and transmit information to others over the Internet. These products and services are subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in a user’s computer or in our computer systems and networks. The ability to reach users and provide them with a superior experience is critical to our success. If our efforts to combat these malicious applications are unsuccessful, or if our products and services have actual or perceived vulnerabilities, our reputation may be harmed and our user traffic could decline, which would damage our business.

New technologies could block our ads, which would harm our business.

          Technologies may be developed that can block the display of ads on our portals and websites. Most of the revenues of our portals are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technologies could, in the future, adversely affect our portals’ operating results.

Our third-party network providers may be unwilling or unable to provide Internet and telecommunications access.

We rely on telecommunications providers and hardware vendors for computer systems network, voice and data service such as Bezeq The Israel Telecommunication Corp. Ltd., or Bezeq, Bezeq International, 013 Barak, MCI, PCCW-BTN, Cable&Wireless, AT&T, Med1, Cisco Systems, and Juniper Networks. Our ability to provide Internet access, voice services and related customer support to our subscribers will be limited if third parties are unable or unwilling to provide telecommunications and last mile access to our existing and future customers. In many cases we may be unable to secure alternative arrangements upon partial or complete termination of third-party network and voice provider agreements or if there is a loss of access to third-party providers’ networks for other reasons. These events could also limit our ability to expand or could reduce the size of our customer base, which could, in turn, have a material adverse effect on our business.

          Many of our relationships with third party providers are terminable upon short notice. In addition, many of our third party suppliers and telecommunications carriers sell or lease products and services to our competitors and may be, or in the future may become, competitors themselves. Subject to various government regulations, our third party suppliers and telecommunications carriers could enter into exclusive arrangements with our competitors or stop selling products and services to us. If any of our arrangements with third parties is terminated, we may not be able to make alternative arrangements on terms acceptable to us, or at all. We do not currently have any plans or commitments with respect to alternative arrangements. While our contracts with our third-party providers require them to provide commercially reliable service to us and our subscribers, the performance of third-party providers may not meet our or our customers’ requirements and we may not be able to procure alternative services, which could materially adversely affect our business, financial condition and results of operations.

Our international telephony services are subject to numerous additional risks, including risks relating to our network.

          Our soft switch system is a highly complex computer system. It is built to handle only one fault at a time, and two faults occurring at the same time may severely affect our service. Also, as the world of VoIP continues to evolve, we are faced with the risks associated with the use of new software. Our international telephony service is based upon the operation of our soft switch system. This system was developed and is supported by Veraz Networks. Our engineering staff is highly trained to support the system, however, there are numerous functions that they are unable to perform by themselves. If the level of service we get from Veraz decreases, it might adversely impact our ability to properly maintain our system and therefore have direct affect on our service.

          We do not have a direct connection to all the destinations around the world, we depend on business partners to connect calls generated from our services by our customers to their final destinations worldwide. Our level of service is totally dependent on the level of service we get from our international partners, both from the call completion perspective as well as from call quality perspective. We make extensive efforts in order to assure the quality of the calls as well as the world spread of our services, however, if our partners will not provide adequate level of service, we may not be able to successfully replace the partner or that to maintain and increase the world spread of our services.

          We are neither a local telephone service provider nor a cellular provider and are dependent on those providers in order to enable our customers to access our service. Therefore, we are exposed to any change in their services and in the service level we get from those providers.

Our future success depends on the continued growth in the use of the Internet, international telephony services, e-Commerce and other related services in Israel.

          We rely on revenues generated from the sale of Internet access, international telephony, portal advertising, e-Commerce and related services,. If acceptance and growth of these services does not occur or their use declines, our business and financial results will suffer. Alternatively, if usage of these services grows, our infrastructure may not be able to support the demands placed on it by such growth or its performance or reliability may decline.

We may not achieve broad market acceptance of our services due to concerns about the reliability and security of Internet communications.

          The secure transmission of confidential information, such as credit card numbers, over the Internet is essential in maintaining users’ confidence in our services. We rely on licensed encryption and authentication technology to securely transmit confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect user transaction data. We incur substantial expenses to protect against and remedy security breaches and their consequences. A party that is able to bypass our security systems could steal proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies have coverage limits, which may not be adequate to reimburse us for losses caused by security breaches. Our security measures may not be able to prevent security breaches.

          We also face risks associated with security breaches affecting third parties conducting business over the Internet. Users generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the Internet, and therefore our services, as a means of conducting commercial business transactions.

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

          Our subsidiaries, Smile.Communications and MSN Israel, are involved in the sale of products and services by third parties over the Internet (e-Commerce). If these products or services were defective or were manufactured or supplied in breach of others’ intellectual property rights, Smile.Communications and MSN Israel could be liable to customers who purchase these products or services or to the owners of the intellectual property.

          We attempt to reduce our liability through contractual indemnification from our suppliers and disclaimers, but we may not be successful in protecting ourselves against this type of liability. Even if we ultimately succeeded, legal action against us would divert management time and resources, could be costly and is likely to generate negative publicity for our portals and our business generally. We may also be forced to implement expensive measures to alter the way our services are provided to avoid any further liability.

We may not be able to protect our proprietary technologies or successfully defend infringement claims and may be required to enter licensing arrangements on unfavorable terms.

          We regard our trademarks, service marks, copyrights, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on trademark, copyright law, trade secret protection, and confidentiality agreements with our employees, customers, partners and others to protect our proprietary rights. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Third parties may infringe or misappropriate our copyrights, trademarks, patents and similar proprietary rights. If we are unable to protect our proprietary rights from unauthorized use, our brand image may be harmed and our business may suffer.

          The protection of our trademarks, service marks, copyrights, trade secrets, proprietary technologies and intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect these assets may not adequately protect our rights, or others may independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights. Such events could substantially diminish the value of our technology and property, which could adversely affect our business.

Government regulations could force us to change our business practices.

          The tax treatment of activities on or relating to the Internet is currently unsettled. A number of proposals have been made in Israel and by foreign governments that could impose taxes on the online sale of goods and services and other Internet activities. Future laws imposing taxes on the provision of goods and services over the Internet could make it substantially more expensive to operate our business.

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

          In addition, if we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. Furthermore, cash flows from our operations may be insufficient to repay the debentures in full at maturity. Our ability to refinance our indebtedness, including the debentures, will depend on, among other things:

—	our financial condition at the time;

—	restrictions in agreements governing our debt; and

—	other factors, including market conditions.

          We cannot assure you that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing is not possible or if additional financing is not available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the debentures, which would permit the holders of our debentures to accelerate their maturity dates.

          Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of bank deposits, trade receivables, other receivables, long-term loans, short-term investments and accrued liabilities from marketable securities. We are likely to experience risks in connection with these financial instruments and such financial instruments could cause us to incur unanticipated liabilities or losses, and could generally harm our business.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

          As a result of certain corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. If we are required to implement Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, we will need to expend significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

If we are unable to license or acquire compelling content at reasonable costs or if we do not develop compelling content, the number of users of our content services may not grow as anticipated which could harm our operating results.

          The future success of our different portals depends in part upon our ability to aggregate compelling content and deliver that content through our online properties. We license much of the content on our online properties, such as newsletters, audio content and video content, from third parties. We have been providing increasing amounts of audio and video content to our users and we believe that users will increasingly demand high-quality audio and video content, such as the broadcast of music, film content, speeches, news footage and other special events. Such content may require us to make substantial payments to third parties from whom we license or acquire such content. Our ability to maintain and build relationships with third-party content providers will be critical to our success. In addition, as new methods for accessing the web become available, including through alternative devices, we may need to enter into amended content agreements with existing third-party content providers to cover the new devices. We may be unable to enter into new, or preserve existing, relationships with the third parties whose content we seek to obtain. In addition, as competition for compelling content increases both domestically and internationally, our content providers may increase the prices at which they offer their content to us and potential content providers may not offer their content on terms agreeable to us. An increase in the prices charged to us by third-party content providers could harm our operating results and financial condition. Further, many of our content licenses with third parties are non-exclusive. Accordingly, other webcasters and other media such as radio or television may be able to offer similar or identical content. This increases the importance of our ability to deliver compelling editorial content and personalization of this content for users in order to differentiate our portals from other businesses. If we are unable to license or acquire compelling content at reasonable prices, if other companies broadcast content that is similar to or the same as that provided by our portals, or if we do not develop compelling editorial content or personalization services, the number of users of our services may not grow at all or may grow at a slower rate than anticipated, which could harm our operating results.

Risks Relating to Our Relationship with the Eurocom Group

Our principal shareholder owns a controlling interest in our company and is able to exercise significant influence over our business, including ways which may be adverse to our public shareholders.

          Our controlling shareholder, Euronet Communications Ltd., or Euronet Communications, holds 68.81% of our ordinary shares. Euronet Communications is a wholly owned subsidiary of Eurocom Communications Ltd., or Eurocom Communications, which is 50.33% owned by Eurocom Holdings Ltd., or Eurocom Holdings, and 49% held in trust for four holding companies. Mr. Shaul Elovitch, our chairman, and the chairman of the board of directors of Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. An additional 0.67% interest in Eurocom Communications is owned directly by Mr. Shaul Elovitch. As a result, Mr. Shaul Elovitch, Eurocom Communications and Eurocom Holdings will continue to be able to exercise considerable influence over our operations and business strategy, and subject to the Israeli Companies Law, control the outcome of all matters involving shareholder approval, although their holding in us may be diluted following our March 2005 offering, including:

—	the composition of our board of directors including the appointment and removal of officers;

—	mergers or other business combinations involving us;

—	acquisitions or dispositions of our assets;

—	future issuances of our ordinary shares or other securities;

—	our incurrence of debt;

—	various agreements, amendments, waivers and modifications to the agreements between us and Eurocom Communications, Eurocom Holdings and their affiliates; and

—	payments of dividends on our ordinary shares.

There may be conflicts of interest between our controlling shareholder and us.

          Our relationship with Eurocom Communications may eliminate or reduce some opportunities for revenue growth and reducing costs. Eurocom Communications, which indirectly controls us, or its affiliates could, to the extent permitted by law, prevent us from entering into commercial relationships with third parties, such as its competitors, additionally its competitors may choose not to enter into commercial relationships with us because of our close relationship with Eurocom Communications and its affiliates.

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

          The market price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	changes in market valuations of other Internet or online service companies;

—	announcements of technological innovations or new services by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	future sales of our ordinary shares; and

—	stock market price and volume fluctuations.

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

          Prior to our IPO we granted Euronet Communications and other shareholders, who together hold 69.7% of our ordinary shares, registration rights under the U.S. Securities Act of 1933 with respect to their shares. If they exercise such rights, these shares will become available for sale in the open market. We cannot predict if future sales of such shares, or the availability of our ordinary shares for sale, will adversely affect the market price of such shares or our ability to raise capital by offering equity securities.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

          Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as provisions establishing a classified board. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See “Description of Share Capital–Approval of Related Party Transactions” and “Israeli Taxation” for additional discussion about some anti-takeover effects of Israeli law.

          These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

We do not anticipate paying dividends on our ordinary shares.

          We have never declared or paid cash dividends on our ordinary shares. The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. Our ordinary shares may not appreciate in value or even maintain the price at which you purchased your ordinary shares.

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

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. The implications of this action cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

          Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

          Most of our communications and advertising costs are quoted in dollars. As of June 13, 2002 we are required by law to state our prices in NIS to our residential and small office and home office, or SOHO customers. Furthermore, if we expand our business into other countries, we may earn additional revenue and incur additional expenses in other currencies. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines). In future periods, our dollar assets (deposits) and our dollar denominated liabilities might commercially serve as partial economic hedges against future exchange rate fluctuations. Because all foreign currencies do not fluctuate in the same manner, we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

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

Your rights and responsibilities as a shareholder are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

          We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on the NASDAQ National Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

          As a foreign private issuer whose shares are listed on the NASDAQ National Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including the composition of our Board of Directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders, and quorum at shareholders meetings. In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

          We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd. In June 1999 we changed our name to Internet Gold - Golden Lines Ltd. We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 1 Alexander Yanai Street, Petach Tikva, Israel, and our telephone number is 972-3-939-9848. Our address on the Internet is www.smile.net.il or www.smile.msn.co.il. We also have an investor information site at www.igld.com. The information on our websites is not incorporated by reference into this annual report on Form 20-F.

          Our group of communications companies provides Internet access and related value-added services, international telephony, e-Advertising, content and e-Commerce services throughout Israel under the brand name “smile.” Our shares are listed on the NASDAQ National Market and on the Tel Aviv Stock Exchange, or TASE. In April 2005, we completed an offering of convertible debentures and warrants that are traded on the TASE. The offering was made exclusively in Israel, to Israeli residents. As used in this annual report, the terms “we,” “us” and “our” mean Internet Gold - Golden Lines Ltd. and its subsidiaries, unless otherwise indicated.

          We currently provide Internet services through a nationwide network providing dial-up, broadband, web hosting, web security and integration services. We offer a wide range of Internet access packages to meet the needs of our residential and business subscribers. We also offer related value-added Internet services, such as web faxing, virtual magazines, anti-virus, anti-spam and hosting to attract and retain subscribers, increase usage and create additional revenue streams. In addition, we provide international telephony services.

          In addition to providing Internet access and related services, we are a major operator in the portals and advertising market through our portals and subsidiaries MSN Israel, (a joint venture with Microsoft Corporation), Start Net Ltd., or Start, zahav.ru, Nirshamim, Hype, Seret and other portals, and in the e-Commerce market through our e-Commerce P-1000 site.

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

          In 2004 we started to provide international telephony services with an international prefix code of 015, sometimes referred to as international telephony services, 015 international telephony services, or 015 services.

          In November 2004, we received a temporary license, for a trial offering of local telephony services in Israel. The license expires on November 30, 2006. We started to offer local telephone services on a trial basis under the terms of the temporary license in January 2006.

          In August 2005, MSN Israel, our 50.1% owned joint venture with Microsoft Corporation, acquired a 51% interest in Get Price, (www.getprice.co.il), an Israeli price comparison site.

          In August 2005, our wholly owned subsidiary Smile.Media, (formerly Gold Mind Ltd.), acquired a 50% interest in Hype Active Media Ltd., or Hype, and 50.1% of Hype’s management shares. Hype is the owner and operator of TIPO, (www.tipo.co.il) an Israeli children’s portal. In December 2005, Smile.Media acquired 50.1% of a new portal named TheMoney. At the same time, Smile.Media, together with the founders of TheMoney, incorporated The Money Interactive Ltd., or TheMoney Interactive, a company 50.1% owned by Smile.Media, that will operate TheMoney portal. TheMoney offers a broad range of financial information to Israeli consumers.

          In January 2006, Smile.Media acquired 51% of the shares of Seret Israel’s Movies Portal Ltd., or Seret, the owner and operator of Seret Co. Il. (www.seret.co.il), an Israeli film portal that offers comprehensive information to movie fans in Israel, including current film showing times, professional and peer movie reviews, Hollywood gossip, chat, multi-player games, etc. In addition, the site allows movie-goers to purchase their tickets online.

          In March 2006, Smile.Media acquired 51% of the shares of Yahala Ltd., the operator of yahala.co.il, one of Israel’s largest Arab-language portals. Yahala is a popular Internet portal that offers a rich variety of content and services to Israel’s Arab-speaking sector, a segment that accounts for approximately 20% of Israel’s population or 1.5 million individuals.

          In April 2006, Smile.Media acquired the rights to market 75% of GPG Network’s advertising properties. GPG Network is an interactive advertising media network. The GPG Network currently includes 8 portals specializing in humor, astrology, movies, song lyrics, games, etc. GPG Network promotes these websites and maintains exclusive rights to sell their advertising properties, providing advertisers with a broad portfolio of highly desirable targeted advertising opportunities.

          In May 2006, Smile.Media acquired the remaining 50% of Nirshamim. Smile.Media is now the sole owner of the Nirshamim academic portal.

          We have ten subsidiaries:

          MSN Israel Ltd. - 50.1% owned joint venture with Microsoft Corporation (49.9% owned). MSN Israel manages the MSN Israel portal, (www.msn.co.il), offering Hebrew-reading Internet users MSN features such as personalized services, varied Internet content, e-Commerce services (MSN Shops), four of Microsoft Internet’s leading platforms, “Hotmail,” “Messenger,” “Passport” and “MSN Search,” an Internet search engine, and news. We agreed with Microsoft that we would invest in MSN Israel and be responsible for its operating losses and capital expenditures up to $10 million. We and Microsoft each has the right to terminate the agreement in case the cumulative losses of MSN Israel reach or exceed $10 million. Since 2003, MSN Israel operates profitably. MSN Israel’s revenues are generated from e-Advertising, Hotmail’s mail platform, and Messenger. In August 2005, MSN Israel acquired 51% interest in Get Price, (www.getprice.co.il), an Israeli price comparison site.

          Smile.Media Ltd.- 100% owned subsidiary, engaged in the marketing and sale of Internet contents, technologies, virtual magazines and value added services. In addition, Smile.Media is the owner of an Israeli Internet interactive games website, Vgames (www.vgames.co.il) and of a leading Russian-language portal in Israel, (www.zahav.ru).

          Start Net Ltd. - 100% owned subsidiary. MSN Israel manages the Start portal for Start. In March 2005, Start entered into an exclusive agreement with GOOP, an Israeli youth-oriented portal. Under this agreement, Start leased all of GOOP’s advertising properties until February 2007. This agreement will be automatically extended unless a notice is given by either party. Start’s revenues are generated from e-Advertising.

          Nirshamim Lalimudim Ltd. - 100% owned subsidiary, operating the Israeli portal Nirshamim, (www.nirshamim.co.il). Nirshamim is a leading academic portal in Israel, providing a marketing platform that enables Israeli students to receive information and offers from academic and vocational institutions in Israel and abroad. Nirshamim’s revenues are attributable to sales of advertising space on its web site, mostly to educational institutions.

          Hype Active Media Ltd. - 50% owned subsidiary, the owner and operator of TIPO (tipo.co.il), Israel’s leading children’s portal. TIPO is the highest rated portal targeting children aged 8 to 15. Hype revenues are attributable to e-Advertising.

          The Money Interactive Ltd. - 50.1% owned subsidiary, the owner and operator of TheMoney portal. This new financial portal offers a broad range of information designed to help individuals make educated financial decisions in Israel’s rapidly-changing money market. In addition, it provides access to specific data regarding services and rates offered by Israeli banks, pension funds, insurance companies and other institutions. The site’s revenues are generated from a combination of e-Advertising and lead generation.

          Seret Israel’s Movies Portal Ltd., or Seret - 51% owned subsidiary, the owner and operator of Seret Co. Il. (www.seret.co.il), an Israeli film portal that offers comprehensive information to movie fans in Israel, including current film showing times, professional and peer movie reviews, Hollywood gossip, chat, multi-player games, etc. In addition, the site allows movie-goers to purchase their tickets online. Seret revenues are attributable mainly to e-Advertising.

          Yahala Ltd.- 51% owned subsidiary, is an Arabic language portal offering a rich variety of content as well as an index in Arabic that enables users to search and browse according to various categories including journalism and news, technology, education, health, law and government, business, culture and art, sports and tourism. Yahala also operates two secondary websites, Ahwak, an Arabic language dating website, and Dahab, an Arabic language business index.

          Internet Gold International Ltd. - 100% owned subsidiary, Internet Gold International Ltd., or IGI, operates an international ISP service to customers outside Israel, and engages in the promotion and advancement of cooperation activities with international corporations. Within the framework of such activities, IGI provides Verizon with Internet infrastructure segments for the benefit of Verizon’s customers in Israel. IGI revenues are attributable to sales from Internet access and related services.

          Smile.Communications Ltd (formerly Gold Trade Ltd.) - 100% owned subsidiary. Smile.Communications provides e-Commerce services on its P-1000 site (www.p1000.co.il). P-1000 serves as an e-Commerce platform for suppliers and purchasers of consumer products. Online sales on the P-1000 site are divided into two main categories, auctions and group sales. In group sales, products are offered for sale at a low price subject to the condition that a specified quantity of the product is sold to a group of consumers. Smile.Communications revenues are attributable to the receipt of commissions of approximately 7% of sales that are made through P-1000.

          We made capital expenditures of NIS 12.1 million, (approximately $2.6 million), in the year ended December 31, 2005, NIS 23.8 million (not including the purchase of rights of use of the international lines) in the year ended December 31, 2004 and NIS 11.9 million ($2.8 million) in the year ended December 31, 2003. Of the NIS 12.1 million of capital expenditures in 2005, NIS 7.7 million, (approximately $1.7 million), was invested in new network equipment and computers, NIS 3.4 million, (approximately $0.7 million), we invested in furniture and office equipment and NIS 0.5 million, (approximately $0.1 million), we invested in leasehold improvements.

          During 2006, we expect to incur capital expenditures of about NIS 13.3 million, (approximately $3 million) (not including the purchase of rights of use of the international lines), mostly for network equipment and computers. As of June 12, 2006, we are bound by contractual undertakings for approximately $0.4 million of such amount, mostly for network equipment and computers.

          We are currently reorganizing our business activities into two focused business units, communications and media. Our communications unit is engaged in the provision of Internet access and related value-added services, international telephony and IT integration businesses, and is focus on the provision of high-quality services and support to individual and business end-users. Our media unit is engaged in diverse and comprehensive range of website content provision, portal operating, search engines, e-Commerce and paid content, through its various Internet properties.

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

          Evolution of the Internet Services Market. Today, Internet services consist primarily of Internet access, web hosting, co-location services, e-Commerce solutions and e-Advertising. Access services represent the means by which ISPs interconnect business and consumer users to the resources on the Internet. Access services vary from dial-up and broadband access for individuals and small businesses to high-speed dedicated access primarily for larger organizations, and they can range from simple dial-up access to highly organized, personalized access coupled with value-added services. ISPs vary widely in geographic coverage, subscriber focus and the nature and quality of services provided to subscribers. In our experience, consumers are generally focused on speed and reliability of access, ease of use, subscriber service and price as they evaluate an ISP. In addition to speed and reliability of access, we believe many business subscribers want all their Internet-based requirements, such as access, web hosting, content and services offering and e-Commerce applications, met by a single provider that can provide integrated Internet solutions, including a single billing statement for all services.

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

          As a result, there is increasing demand for ISPs to offer turnkey Internet services. An increasing number of ISPs are beginning to supplement their basic Internet access services with a variety of commercial services that facilitate e-Commerce, including web hosting, server co-location, remote account management, and other value-added services. These services expand an ISP’s potential revenue streams from basic monthly access fees to other fees, including set-up and maintenance charges.

          The Israeli Market. One of Israel’s most important resources is its experienced and highly educated work force (one third of Israel’s labor force has higher education qualifications). Israel has a population of more than 6.99 million people and approximately 2 million households. With a highly educated population, Israel has developed an export-oriented, technology-based, industrialized economy. The Israeli market adapts quickly to new technologies, especially in the communications technologies field. According to the Israeli Ministry of Communications, in 2005 Israel had a cellular penetration rate of 107% and a multi-channel television (cables and satellite) penetration of approximately 72%.

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

          The Israeli broadband Internet market increased by 25% to 1,180,000 subscribers in 2005 compared to 2004. In 2004, there was a 50% increase in the number of broadband subscribers compared to 2003, and at the end of 2004 there were 940,000 broadband users. Based on the reports of The Ministry of Communications issued in 2004 and our market estimates, we believe that the broadband access penetration rate for households had risen from 43% in 2004 to 65% in 2005 giving Israel one of the highest rates of broadband access in the world.

          This growth was mainly attributed to attractive prices, competition and marketing efforts by ISPs and competition between Internet infrastructure providers. This competition led to significant advertising. The combined effect was the rapid recruitment of new subscribers for broadband Internet, some of whom did not have any prior Internet access, although most migrated from dial-up to broadband service.

International Telephony Services

          Since the opening of the international telephony market in Israel to competition in 1996, only three companies (Bezeq International, 012 Golden Lines and 013 Barak) have provided international telephony services in Israel. The market, estimated to be two billion minutes and $440 million per year, was equally divided between the three companies.

          On June 2, 2004, we received a license to provide international telephony services in Israel and launched our international telephony services on August 7, 2004. In November and December 2004, two other new international telephony providers, Netvision and Xfone launched international telephony services in Israel.

          The international telephony market is highly competitive and all six providers had to offer low prices in order to attract or retain subscribers and minutes. In order to obtain a share in this market, we had to be aggressive, with low prices and significant use of advertising.

          In addition to the retail international telephony market in Israel, we are also active in the global wholesale market providing call termination services to more than 30 international carriers.

Our Strategy

          From the end of 2000 until the fourth quarter of 2002, we concentrated on a strategy focused on profitability rather than market share. During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in price reductions for services offered by all ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 224% increase in the number of broadband customers in 2003 as compared to the year 2002. We have continued this policy during 2004 and 2005. This strategy has yielded a 54.0% increase in the number of broadband customers in 2004 as compared to 2003 and a 14.5% increase in the number of broadband customers in 2005 as compared to 2004. Due to price reduction, caused by the aggressive competition in the broadband and the international telephony markets and our marketing efforts to attract customers, our profitability may be impaired in the future if we continue the aggressive marketing policy.

          On August 7, 2004, we launched our international telephony services. Our strategy is to use our customer base and Internet channels in order to penetrate the international telephony market, offering better pricing schemes than the ones offered by our competitors.

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

          Since August 2004, we offer international telephony services, both to our subscribers and to subscribers of other providers, both residential and business. We currently provide international direct calls from Israel abroad. We intend to expand our services in the near future, by offering supplemental services, such as pre-paid services, post-paid services and 1-800 services.

Services

          Internet Access. We offer our high-speed continuous access connections employing digital leased lines at various bandwidths to meet customers’ needs, as well as ADSL and cable TV access services. In addition, we offer dial-up modem subscribers Internet access via our 6 points of presence at speeds of up to 56Kbps for regular analog telephone lines or at 64Kbps (or 128Kbps) for Integrated Services Digital Network or ISDN. The following table summarizes several of our most popular Internet access packages in Israel:

Access Services	Summary Description	Target Customers

ADSL accounts	Broadband services using ADSL technology.	Small business subscribers and residential users.

Cable accounts	Broadband services using cable technology	Small business subscribers and residential users.

Basic access account standard plan	Internet access using modems to dial-up our network.	Small business subscribers and residential users.

ISDN dial-up accounts	Basic Account with digital service, which provides faster access, also known as ISDN access.	Small business subscribers and residential users.

64Kbps and up leased frame relay line	Twenty-four hour high speed dedicated Internet access to carry data traffic at a speed of 64Kbps and up.	Business subscribers.

Dial-up network (ISDN, ADSL & cables)	Enterprises can connect their entire PC network to the Internet via one router (analog or digital).	Business subscribers.

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

Commercial website hosting and server co- location

Through this service, a subscriber’s website is “hosted” on our servers or its computer is installed in our network operations center. In either case, the subscriber benefits from our existing management facilities and receives a high-speed, full-time connection to the Internet; direct access to our high speed network; use of our backed-up power supply, network monitoring system and daily data back-up; a secure climate-controlled environment; and 24/7 technical support. All access to these websites via our servers or the co-located servers are processed on our servers.

Business subscribers.

Global roaming

Our systems are connected to the iPass roaming system, which enables our subscribers to access their Internet accounts while on the road, without incurring long distance access charges. iPass provides secure connections to corporate networks, e-mail and the Internet with over 20,000 available hot spots around the world.

Business and residential subscribers.

Integrated expert services	Installing and maintaining LAN & WAN infrastructures with full technical support.	Business subscribers.

Security services and products	Penetration tests for networks and applications, security assessments, internet fraud investigations and security maintenance, content filtering service. Installing and maintaining firewall machines.	Business subscribers.

Unified messaging	Allows a subscriber to receive faxes from anywhere to his mailbox at Internet Gold.	Business and residential subscribers.

Virtual magazines	Variety of virtual magazines in many different fields (news, economics, children, food, sports, computers, lifestyle and leisure, etc.).	Residential subscribers.

Anti-virus	Integrated anti-virus service provide protection from virus threats. The anti- virus program detects and removes viruses from e-mail attachments.	Business and residential subscribers.

Anti-spam	This service enables users to deal better with the proliferation of “junk mail” (spam), saves time and prevents waste of storage space.	Business and residential subscribers.

Portals	Various paid portals and websites focusing on varied interests including sports, children, leisure and life style.	Residential subscribers.

Content filtering	An advanced and effective content service, enabling parents to control their children’s’ exposure to adult and other harmful content on the web, by using a personal password login.

On line backup	This service enables users to automatically backup files and save them for long periods with the ability to retrieve them immediately.	Business and residential subscribers.

          International Telephony Services. We offer different packages of international telephony alternatives to meet the needs of our residential and business subscribers. The following table summarizes our most popular international telephony packages:

Business Service	Summary Description	Target Customers

Minute based packages	Our regular packages – the subscriber pays per usage, for the minutes talked, without any discounts or monthly fees.	Residential subscribers

Monthly fee plan	The subscriber buys a number of minutes per month for a monthly fee. For additional minutes, the subscriber pays a discounted fee.	Business and residential subscribers

Tailored packages	The subscriber pays per minute. We tailor special prices for the subscriber to meet its needs.	Business subscribers

          We intend to expend our services and to offer supplemental services in the near future, such as pre-paid services, post-paid services and 1-800 services.

          Content and E-Advertising. Through MSN Israel, we offer users personalized services using MSN features and varied Internet content, such as four of Microsoft Internet’s leading platforms - “Hotmail,” “Messenger,” “Passport,” and “MSN Search,” an Internet search engine, as well as news and a wide variety of e-Advertising. Through Start-Net, zahav.ru, Nirshamim, Hype, Seret, Yahala and other portals, we also offer a vast variety of content and e-Advertising relating to specific subjects and targeted to specific user groups. We regularly update and expand the online services provided through our portals, organize content and develop online guides.

          We provide a diverse and comprehensive range of offerings on our Internet properties targeted to both young and adult users. Today, our Internet properties, which include general and vertical portals, search and paid content websites serve a diverse user base addressing the Hebrew, Russian and Arabic-speaking populations in Israel. Our websites address a wide set of interests including search, comparison shopping, news, weather, travel, sports, education, finance, technology, cooking, entertainment, classifieds, job postings and video games.

          E-Commerce. Through Smile.Communications, we offer a variety of products and services by means of electronic tenders, as well as online shopping and transactional opportunities for a wide range of other products and services. We intend to continue to expand and refine our services to enhance our subscribers’ Internet experience. Our technical staff is engaged in different technical development and service improvement activities and continuously evaluates new and innovative ideas and third-party software products and technology for potential incorporation into our systems and services.

          Our Internet Properties. We currently have interests and/or rights in 33 Internet properties, including 19 general and vertical portals, three e-Commerce properties and 11 paid content properties. The following is a list of our properties:

Property Name	Description	Year Relationship Commenced(1)	Our Interest and/or Our Rights	Internet Address

Online Advertising Properties

MSN Israel	General portal	1999	50.1%	www.msn.co.il

Vgames	Online games and content	1999	100%	www.vgames.co.il

Start	General portal	2002	100%	www.start.co.il

Zahav.ru.	Russian language portal	2002	100%	www.zahav.ru

Netex	Internet search services	2002	marketing rights in Israel	www.netex.co.il

Nirshamim	Academic institutions portal	2005	100%	www.nirshamim.co.il

Goop.co.il	Teenager and young adult portal	2005	Exclusive marketing rights	www.goop.co.il

Tipo	Children and teenager portal	2005	50%	www.tipo.co.il

Yahala	Arabic language portal	2006	51%	www.yahala.co.il

Seret	Entertainment and movie portal	2006	51%	www.seret.co.il

TheMoney	Financing and investments portal	2006	50.1%	www.themoney.co.il

GPG Network (includes 8 properties)	Interactive media advertising network	2006	75%

e-Commerce Properties

P1000, MSN Shops, P1000.ru	Online auction and group sales	2000 2003 2004	100%	www.p1000.co.il, msnshops.co.il, P1000.ru.

Dbook.co.il	Online book store	2001	51%	www.dbook.co.il

Getprice, MSN Compare	Price comparison shopping	2005 2006	51%	www.getprice.co.il www.msncompare.co.il

Property Name	Description	Year Relationship Commenced(1)	Our Interest and/or Our Rights	Internet Address

Online Paid Content Properties

Mapa	Online provider of guides, atlases and maps	2002	Revenue share agreement	www.mapa.co.il

SpiderNet	Daily current events eNewsletter	1999	Revenue share agreement	(2)

Economics and Business	Daily eNewsletter dealing with business and economics	2001	Revenue share agreement	(2)

The Ruth Sirkis Food Magazine	Weekly food and entertainment eNewsletter	2002	Revenue share agreement	(2)

Kidnet	Educational and developmental website for children	2002	Revenue share agreement	www.kidnet.co.il

BigOne	Online sports website	2002	Revenue share agreement	www.bigone.co.il

Magnet	Weekly computer and Internet eNewsletter	2003	Revenue share agreement	(2)

Globes	Daily business newsletter covering the Israeli business world	2003	Revenue share agreement	(2)

Ynet Encyclopedia	Online Hebrew language encyclopedia	2004	Revenue share agreement	www.ynet.co.il

Masa Aher	Weekly tourism eNewsletter	2004	Revenue share agreement	(2)

Galim	Online educational site	2005	Revenue share agreement	www.galim.org.il

(1)	The date provided for the websites created by us reflects the year in which the website was established.

(2)	These e-Newsletters are distributed by e-mail to subscribers.

Customers

          Generally, we have been successful in attracting and acquiring new subscribers and retaining existing subscribers. Subscribers for our Internet access services are those customers to whom we provide broadband, dial-up or dedicated Internet access. As of December 31, 2005, we had a business customer base of 4,925 business subscribers and of208,336residential and SOHO subscribers, representing a 6.3% growth rate in our business subscribers and a 9.2% growth rate in our residential and SOHO subscribers. Our broadband subscriber base grew by 14.5%. Our monthly churn rate decreased from 1.9% in 2004 to an average of approximately 1.6% in 2005.

          Since August 2004, we have offered international telephony services and have been successful in acquiring subscribers. Subscribers to the international telephony services are not necessarily customers of our Internet access services. As of December 31, 2005 we had 153,600 subscribers for our international telephony services representing a 78% growth rate.

          In our e-Advertising activity, we deal with all of the interactive advertising agencies and many of the traditional advertising agencies in Israel. We also sell advertising directly to large and smaller advertisers, mainly through the sale of search engine positions. In addition, we directly manage, through MSN Israel, the marketing and maintenance of private label advertising websites of several direct advertisers in Israel, such as Coca Cola and Procter & Gamble.

Certain Strategic and Other Relationships.

          As part of our strategy, we have entered into strategic and other relationships with well-known Israeli and international companies. Currently our principal relationship is with Microsoft Corporation. MSN Israel is 50.1% owned by us and 49.9% owned by Microsoft Corporation. The MSN Israel portal provides the same look and feel as MSN Worldwide and uniquely combines leading Israeli content and e-Commerce providers and integrates them with Microsoft’s leading network services.

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

          Marketing of Internet and Access Services

                    Marketing to Residential Subscribers

          Our integrated marketing and sales efforts for residential customers include the following elements:

          Marketing Activities. We engage in a variety of marketing and promotional activities to stimulate awareness of our broadband access services. These efforts are directed both to consumers who have not previously subscribed to Internet access services and to Internet users who may switch to our services after learning of their affordability and reliability. We principally employ targeted high-visibility media, including television, radio, Internet and printed media advertising, to solicit new subscribers. Our advertisements include a toll free 800 number to allow potential customers to contact our sales staff.

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

          We engage in several activities to increase customer usage of our services by upgrading their surfing packages and offering them a variety of value added services and products. Our marketing and sales staff uses our customer database to approach relevant segments and offer them incentives to upgrade their packages or add wireless residential networks. Our after-sale activities include offering value-add services such as anti-virus or anti-spam services as well as a variety of newsletters and content services such as Vgames.

          We strongly believe that as a leading ISP we should focus on enriching customers’ experiences. As such, our marketing activities currently focus on content marketing via carefully chosen, humorous programs and specially devised Internet sites supporting this content. We operate a successful humor channel under the MSN portal (www.smile.net.il) to promote the fun aspects of broadband and publish, by mail, a colorful and informative monthly newsletter named “Home Page” for our subscribers.

          Joint Marketing Programs. Our channel marketing program involves the promotion of our services by our marketing partners to their own customers. We believe that the subscribers obtained through our relationships with joint marketing partners accounted for at least 10% of our new subscribers in 2005. These joint marketing programs provide us with distinct advantages, including:

—	ability to gain leverage from the marketing partner’s brand through joint advertising and promotions; and

—	cost-savings from contributions from marketing partners to our advertising and promotions budget.

          Our marketing partners typically display our applications and logos in their retail stores, distribute our promotional materials with their own products and services, and engage in joint promotion and co-marketing activities with us. Registering a new customer is easily performed through our unique on-line registration web-accessed platform. The sources through which we obtain customers include:

—	Israel’s major consumer clubs like IDF personnel (www.mcc.co.il) and Israel’s Teachers Union (www.itu.org.il) to which we offer specially tailored Internet packages;

—

home PC retail chains such as BUG (www.bug.co.il) located in the largest shopping malls in Israel, offering our Internet services accompanied with relevant software, hardware and communication products;

—	numerous stand-alone PC stores that promote our Internet service and are compensated with a success fee; and

—	direct marketing partners, specializing in outbound telemarketing and door-to-door sales.

          Marketing to Business Customers

          In marketing our services to business customers, our integrated marketing and sales approach is based on a one-stop-shop concept with an end-to-end solution for our business customers’ communication needs, including:

          Direct Sales. We offer our products and services through a consultative sales approach, which enables us to better understand customers’ needs and provides a variety of bundled Internet, international telephony and IP application and communication solutions. We offer a broad portfolio of data-security solutions, Web sites and servers hosting & co-locations solutions, data VPN and global IP communication solutions as well as professional services and whole system support services 24X7. Our approach is specifically designed to meet the budget and quality specifications of each business customer. We believe that our individualized approach allows us to provide our business customers with comprehensive solutions and superior ongoing support. We employ business sales representatives who have strong technical backgrounds and training. This approach helps us to better understand the needs of each customer’s local business community and become familiar with the products, personalities and corporate identities of individual local companies. We also use direct marketing, including direct mail, telemarketing, seminars and trade show exhibits to target these business customers.

          Marketing Partners. We have entered into business-oriented product development and marketing alliances with partners. In addition we have built a network of authorized dealers, mainly business computer network integrators, which generates a considerable amount of business leads and contracts.

          Customer Retention Program. We have a team of experienced representatives specializing in residential and business customer retention. This team handles all incoming calls from customers who wish to cancel services or disconnect them, and utilizes a series of specially designed “retention tools” to help the representatives convince customers to stay connected.

          Marketing of International Telephony Services

          We launched our international telephony services in August 2004. Our marketing and sales strategy for this market combines brand building and increasing demand through advertising and multi-channel marketing. We make use of all existing channels originally developed for Internet subscribers as well as leverage our existing Internet subscriber base. In addition to continuous evaluation of our sales and marketing programs, we also employ in-depth analysis of customer activity and implement usage increase promotions directed at existing customers.

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

          Joint Marketing Programs. We have been able to leverage our joint marketing programs to the benefit of our international telephony services, such as Israel Defense Forces personnel (www.mcc.co.il) and Israel’s Teachers Union (www.itu.org.il) to which we offer specially tailored packages. We also added the country’s leading cellular service providers to our list of on-going partnerships and created new ventures with various new-immigrant organizations.

          We also employ our current Internet sales channels to create new telephony subscribers. These include stand-alone stores that promote our service for a success fee, as well as direct sales partners who specialize in outbound telemarketing and door-to-door sales.

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

Subscriber Service and Support

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

          Technical Support. Knowledgeable and experienced support teams able to efficiently diagnose subscriber problems and prescribe corrective measures staff our technical support team. Technical support is available to all subscribers, 24 hours-a-day, seven days-a-week, 364 days a year. In order to efficiently service the different levels of support required, we maintain two separate technical support telephone banks staffed by two separate groups of technical support representatives to field calls from residential and business subscribers, respectively. In addition, our technical support staff for residential subscribers is divided into sub-specialized teams, one dealing with first time connection and the other providing ongoing support to previously connected customers. This system enables us to more efficiently address a wide range of technical problems for a variety of systems. Every subscriber can access our service and technical support by telephone, e-mail or fax. We also publish printed reference materials and maintain on our websites comprehensive descriptions of our subscriber care services, as well as troubleshooting tips and configuration information. In addition, technical support is available not only in Hebrew, but also in English, Russian and Arabic. Currently, we have about 177 technical support personnel for residential subscribers and 32 technical support personnel for business subscribers.

          Subscriber Service. Our subscriber service department answers subscriber account, registration and other post-sale questions. Subscribers can also utilize our extranet to obtain real-time interactive subscriber service, and we have developed an online account information system that enables subscribers to view their bills and usage records on the Internet. Currently, we have 151 service personnel for residential subscribers and 23 service personnel for business subscribers.

          Non-technical subscriber support for our business subscribers is also provided by our business sales team, which works closely with the subscriber support group in handling pre- and post-installation questions raised by business subscribers. The business sales team also works with the business technical support group to ensure that subscribers’ expectations are met.

Network and Technology

          Our network infrastructure is designed to provide subscribers with reliability and speed and to minimize our costs through efficient use of our international and domestic bandwidth and implementation of a scalable infrastructure. Reliability is primarily achieved through redundancy in mission critical systems that minimizes the number of “single points of failure,” i.e., points where the failure of a single component of the network could interrupt service to customers. Speed is achieved through clustered systems, diverse network architecture, multi-peered Internet backbone connections, aggressive load balancing and high-speed switching cores. Efficient bandwidth use is attained through engineering of Internet traffic and enhanced Internet web caching that optimize traffic through our multiple Internet connections.

          Network Infrastructure. Our network is built in a tiered manner in order to provide separation between different network functions. The following tiers exist in our network:

          The Access Tier - there are four major connectivity options for our customers to access our network:

1.

Dial up access- the network currently includes four points of presence and has the capability to provide dial-up access, with local telephone calls, to the entire Israeli population. Each of our regional points of presence is connected to our two backbone data centers.

2.

Broadband access – currently broadband access is provided through either Bezeq, the local telephone provider, offering ADSL lines, or by HOT, the local cable provider that offers cable-modem access. Our network is connected to both operators through multiple connections and we offer our customers both types of connectivity. In order to ensure the highest levels of service to our customers and proper use by them, we have implemented a broadband aggregation system based on Cisco systems routers and switches.

3.

Various types of leased lines – for business customers we offer all of the types of access offered by the local transmission providers. These offerings vary from traditional leased lines (e.g. E1 lines) through asynchronous transfer mode A high bandwidth, or ATM, connections to advanced Ethernet services. All business customer lines are connected to dedicated Cisco routers in order to provide the highest grade of service.

4.

Wireless Access – some of our business customers are using wireless technology infrastructure to access our network. The wireless connectivity is available to customers that are located with close proximity to one of our points of presence.

          The Core Tier - Our network is built around three backbone datacenters (one in Tel Aviv and two in Petach Tikva, all in central Israel). The three main sites are interconnected using a coarse wavelength division multiplexing, or CWDM, optical ring which provides a total of 12Gbit/sec bandwidth between the sites. Each datacenter in itself is built in a multiple star topology (either dual star or triple star), in order to achieve maximum reliability. The network fully supports multi protocol label switching, or MPLS, which enables us to assure quality of service for critical applications and utilize advanced techniques such as traffic engineering. MPLS also plays a crucial role in offering some value added services to business customers, mainly VPN services.

          The Edge Tier – This tier is where our network interconnects with other ISPs’ networks which are either other Internet services providers in Israel or international upstream providers. We are directly connected to all the other major Israeli ISPs as well as to the Israeli Internet Exchange (IIX). Our network edge tier spans to three of the world’s biggest Internet hubs where we co-locate edge routers in order to peer with upstream providers. Those hubs are: New York, London and Frankfurt. This international reach of our network is designed to assure both geographical redundancy and efficient routing.

International Bandwidth: Incoming and outgoing – Total of 1,860 MB/sec.

Current Service:

—	4 X 155 MB/sec (STM-1) leased fiber-optic lines from Petach Tikva to London.

—	2 X 155 MB/sec (STM-1) leased fiber-optic lines from Petach Tikva to New York.

—	6 X 155MB/sec (STM-1) leased fiber optic lines from Petach Tikva to Frankfurt.

          We continuously monitor capacity demands on our network, so network resources grow ahead of market demands. We do that by methods that assure that critical applications are provided with the required bandwidth, even when network infrastructure is congested.

          Network Operation Center. We operate a 24 hour, seven days a week, 365 days a year, network operations center staffed with trained operators who utilize advanced monitoring hardware and software to assure our service level and immediately handle faults if those occur. Our network operation center monitors network traffic, quality of service and security issues, as well as the performance of the equipment located at each of our various datacenters and points of presence. When required, our network operators refer issues to our engineering staff.

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

          Our soft switch implements some of the most advanced protocols used today for voice and VoIP switching.

          For redundancy and reliability reasons, the soft switch is installed in our two major backbone datacenters (Petach Tikva and Tel Aviv) and like our data network it is built so that no component will be a single point of failure. From those two locations we are connected to five different Plain Old Telephone System, or PSTN, (Bezeq) switches in order to provide full redundancy, load balancing and efficient routing of calls.

          We are also connected to a growing base of international wholesale voice carriers (currently we have more then 70 different interconnect partners). This growing base of carriers ensures our ability to choose the optimal route for any destination, and also assures a high level of reliability.

          Our IP network is able to assure the proper quality of service for each application. This has enabled us to use the same IP network to support our international telephony operations as our Internet operations.

          In order to increase our voice network reach, we installed a VoIP gateway at our facility in Frankfurt. This gateway enables us to connect to operators that do not support VoIP. We intend to install such gateways at our two other international facilities (London and New York).

          In addition, we identified the necessity to protect our customers’ and our own resources from various fraudsters which might damage them. Therefore, we purchased an advanced anti-fraud system. To fully implement the system’s capabilities, we recruited anti-fraud investigators that were trained to use this specific system.

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

Competition

Internet Services

          The market for the provision of Internet access and value added services is competitive and highly fragmented. As there are no significant barriers to entry, we expect that competition in this market will intensify and that we may not be able to maintain our strong position in the Israeli market.

          We believe that the primary competitive factors determining success as an Internet service provider are:

—	pricing;

—	a reputation for reliability and high-quality service;

—	effective customer support;

—	access speed;

—	effective marketing techniques for customer acquisitions; and

—	ease of use.

          We believe that, we have competed favorably to date, based on the following factors:

—	our strong brand recognition, achieved principally through innovative marketing programs; and

—	our emphasis on providing fast and reliable, high quality services and superior customer service and support.

          Access Services Our current principal competitors are the four other major ISPs in Israel. These competitors are: (i) Bezeq International Ltd., our principal competitor, a subsidiary of Bezeq, Israel’s domestic telephone monopoly; (ii) NetVision, an affiliate of IDB Holding Corporation Ltd., or IDB, one of the largest holding companies in Israel; (iii) 012 Golden Lines, an affiliate of an Israeli cable company; and (iv) 013 Barak. These competitors are also international telecommunications carriers that provide services in Israel.

          In the future we may have additional competition from new local telecommunication operators, such as Cellcom, Partner and Pelephone, the major cellular carriers in Israel which have already received ISP licenses, and from international ISPs. We do not know at present to what effect the entrance of such new competitors will have on our business.

          Moreover, we expect to face competition in the future from companies that provide connections to consumers’ homes, such as telecommunications providers, direct broadcasting satellite and cable companies. We assume that bundling packages used by DBS providers, cable providers and Bezeq will increase the competition in the future.

          Internet Media The Internet media industry in Israel is competitive and still developing. We compete for advertisers, users and business partners with numerous companies in Israel that offer content in our different areas of focus.

          Traditional offline media. We have always competed for consumers and advertisers in our areas of focus with the traditional offline media, such as print, television and radio. Mainstream business publications and other vertical publications also offer competing content. Increasingly, these traditional offline media companies are developing broader reach by creating alternative channels of distribution for their content by building more robust Internet websites, acquiring online companies and partnering with other media outlets. As traditional offline media continue to introduce more multimedia offerings into the market, we will continue to compete with them for consumers and advertisers.

          Internet websites. Our principal competitors among the large general purpose portals in Israel are Walla!, owned by Bezeq International; Nana, owned by Netvision Ltd.; and Ynet, owned by Yediot Ahronoth, Israel’s largest newspaper group. In addition, many Israelis use international portals such as Yahoo! and MSN.com. We also compete with special interest websites focused on the same vertical markets on which we focus. For example, our Russian and Arabic language properties compete with similar websites.

          Search engines. The main competition for our search engines, MSN Israel, Netex and Start, are local search engines offered by Nana, Walla! and Google, which recently launched a local operation.

          e-Commerce. Two of our principal competitors in Israel, Walla Shops and Nana Shops, as well as OLSALE, an independent portal, offer similar goods and services as our e-Commerce websites. These websites compete with us for both users and the merchants that provide merchandise for our websites.

International Telephony Services

          Since the opening of the international telephony market to competition in 1996 until August 2004, only three companies (Bezeq International, 012 Golden Lines and 013 Barak) have provided international telephony services in Israel. The market, estimated to be two billion minutes per year, was equally divided between those three companies. In April 2004, this market was opened to further competition and we, as well as NetVision and Xfone, applied for a license to provide international telephony services.

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

General

          Some of our competitors and potential competitors have better brand recognition and may have greater financial, technical and marketing resources than us. In addition, Bezeq and the cable television companies have established network infrastructure which could provide them with lower cost access to subscriber homes for a range of competing applications and technologies. Two of our significant competitors, 013 Barak and Netvision, are controlled by IDB. We cannot predict how a possible cooperation or merger between them will affect the market or our ability to compete successfully.

Increased competition could result in:

—	limited subscriber growth, increased subscriber cancellations and loss of market share;

—	lower pricing for subscriber access and portal advertising and the need to offer more free access packages;

—	decrease in traffic of international telephony calls;

—	the need to increase sales and marketing expenses;

—	difficulty in attracting online advertisers resulting in lower advertising revenues;

—	loss of visitors to our portals, including MSN Israel, and fewer page views; and

—	our inability to develop a viable e-Commerce business.

          We may not be able to continue to compete successfully against current or future competitors, and competitive pressures faced by us may harm our business and financial results.

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

          Trademarks. In order to refresh our image, as well as part of our preparations for the provision of international telephony services, we changed our logos and applied for their registration as trademarks in Israel. Some of these logos were registered. The rest of our trademarks may not be registered or we may not obtain registration in the future.

          Domain Names. We currently hold numerous Internet domain names, including the following: “zahav.net.il,” “inter.net.il,” “internet-zahav.net.il,” “igld.com,” “gold.net.il,” “smile.net.il,” “igld.net,” “015.net.il,” “015.co.il,” “goldmind.co.il.” Smile.Media holds “smilenet.co.il,” “075.co.il,” “smilemail.co.il,” “smile075.co.il,” “smile015.co.il,” “smile-net.co.il,” “smile-015.co.il,” and “smilemedia.co.il”. MSN Israel holds, among other domain names, the Internet domain names: “msn.net.il,” “ilovemessenger.co.il” and “zahav.ru” and has the right to use the domain names “msn.co.il,” and “hotmail.co.il.” Smile.Communications holds the Internet domain names: “p1000.co.il,” “p2000.co.il,” “vgames.co.il.” “goldtrade.co.il” and “goldsecure.co.il.” and Start holds the Internet domain names of “smile.co.il,” “start.co.il,” “msnphoto.co.il” and “msnshops.co.il.” Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

          Licenses. We have obtained licenses to bundle various third party software products in our front-end configuration software product. We intend to maintain or negotiate renewals of all existing software licenses and authorizations as necessary. We may also want or need to license other applications in the future. Such licenses or renewals may not be available when required.

Government Regulation

          General. The operation of telecommunications services in Israel, including Internet access services, requires the grant of a general or specific license under the Communications Law (1982). The Ministry of Communications regulates the provision of telecommunications services in Israel. As of February 6, 2006, the Ministry of Communications had issued 53 specific licenses permitting the provision of Internet services. To date, the Ministry of Communications has not generally sought to limit the number of licenses granted to potential ISPs.

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

          The Ministry of Communications may cancel, restrict, or suspend our license as specified in the Israeli Communications Law, if:

—	we request that the license be cancelled;

—	we violate a material condition of our license;

—	we violate or prevent the execution of an instruction of the Minister given under the Communications Law;

—	we cease providing a service under the license;

—	we go into liquidation;

—	we do not maintain a satisfactory level of telecommunications services; or

—	the Ministry of Communications decides, based upon consideration of public interest, that such action is required.

          In addition, under the terms of our license, the Ministry of Communications may revoke our license if:

—	we do not provide required or accurate disclosures to the Ministry of Communications; or

—	we commit an act or omission which causes harm or restricts competition in the Internet sector.

          In addition, under the terms of our license, the Ministry of Communications may change our license in case of:

—	a change in our suitability to perform the actions required to be taken under the license or provide the services contemplated under the license;

—	the change is required in order to ensure competition in the telecommunication field;

—	the change is required in order to ensure the level of the services provided under the license; or

—	technological changes in the telecommunication field justify changes to the license.

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

          License to Provide International Telephony Services. On June 2, 2004, we received a license from the Israeli Ministry of Communications to provide international telephony services for a period of twenty years, commencing on the date of receipt of the license. The Ministry of Communications may extend the license for additional 10-year periods. The license grants us the right to provide international telecommunication voice services and other related services. The license is subject to several conditions, including conditions relating to installation and operation of equipment, maintenance of equipment, usage of frequencies, tariffs, payments of royalties, liability, insurance and guarantees. The license also includes requirements regarding agreements with customers, marketing and advertising customer service and continuity of service. Under the license, the Ministry of Communication is entitled to amend the conditions of our license based upon various considerations such as changes in the field of communications and government policy. Furthermore, the Ministry of Communications may cancel, restrict or suspend our license as specified in the Israeli Communication Law and regulations regarding the provision of international telephony services, if:

—	we do not comply with the law;

—	we refuse to disclose information which we were obligated to disclose under law to the Ministry of Communications;

—	we do not duly pay royalties or other payments, which we were required to pay under our license;

—	we fail to provide the required bank guarantee;

—	there is a change of the control in our company; or

—	we violate material conditions of our license, such as:

—	we do not provide the services within the required time frame;

—	we cease to provide the services;

—	we do not maintain a satisfactory level of telecommunication services;

—	we do not supply the services to the extent required under our license; or

—	we commit an act or omission, which causes harm or restricts competition in the international telecommunication field.

          We do, however, have the right to a reasonable hearing prior to the amendment, cancellation or revocation of our license. The license prohibits us to transfer or to encumber our property that is associated with the license, unless the Minister of Communications gives prior written permission. We have to pay a fee for the operation and registration of the international telephony services.

          In August 2005, the General Manager of the Israeli Ministry of Communications announced his intention to impose a fine on us in the amount of NIS 5.16 million, and sent us a report that specifies his allegations. According to the report, we allegedly violated the terms of our license by allowing adult content services to use our international telephony network. In September 2005, we sent our response to the Ministry of Communications, denying all the allegations that had been raised in the report and declaring that our actions were in accordance with our license terms and the law. We demanded that the claim be withdrawn and that we be permitted to present our position before any determination to impose such fine is made. As of June 12, 2006, the Ministry of Communications has not yet responded to our demand nor has it imposed a fine on us.

          Other Regulations. We are also bound by various other government regulations, including requirements for registration of electronic databases under the Protection of Privacy Law (1984). We registered our database as required under this law.

C.	ORGANIZATIONAL STRUCTURE

          We are a member of the Eurocom Holdings Group, one of Israel’s largest communications groups. Euronet Communications, our controlling shareholder, holds 68.81% of our ordinary shares. Euronet Communications is a wholly owned subsidiary of Eurocom Communications, which is 50.33% owned by Eurocom Holdings and 49% held in trust for four companies. Mr. Shaul Elovitch, our chairman, and the chairman of the board of directors of Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. An additional 0.67% interest in Eurocom Communications is owned directly by Mr. Shaul Elovitch.

          Eurocom Communications’ main controlled holdings are: Eurocom Cellular Communications Ltd., the representative of Nokia mobile phones in Israel; Eurocom Industries (1986) Ltd., a holding company that owns Eurocom Marketing (1986) Ltd., which markets electronic office equipment and consumer electronic products; Euronet Communications Ltd., Eurocom Digital Systems Ltd. (formerly Telbit Ltd.), a provider of customized networking solutions to businesses based on telephone network equipment and home digital telephones. Eurocom Communications indirectly holds 85% (on a fully diluted basis) of Radius Broadcasting Ltd. and Radio F.M. Hashfala Ltd., Israeli companies, each of which owns a regional radio station.

          Set forth below is the legal name, location and country of incorporation and percentage ownership of each of our ten subsidiaries as of June 12, 2006. For description of the business of each of our subsidiaries, see this Item 4.A. “Information on the Company - History and Development of the Company.”

—	Smile.Media Ltd., (formerly Gold Mind) a wholly owned subsidiary incorporated in Israel.

—	Start Net Ltd., a wholly owned subsidiary of Smile.Media, incorporated in Israel.

—	Nirshamim Lalimudim Ltd., a wholly owned subsidiary of Smile.Media, incorporated in Israel.

—	Hype Active Media Ltd., a 50.1% owned subsidiary of Smile.Media, incorporated in Israel.

—	The Money Interactive Ltd., a 50.1% owned subsidiary of Smile.Media, incorporated in Israel.

—	Seret Israel’s Movies Portal Ltd., a 51% owned subsidiary of Smile.Media, incorporated in Israel.

—	Internet Gold International Ltd., a wholly owned subsidiary, incorporated in Israel.

—	Smile.Communications Ltd. (formerly Gold Trade (Electronic Commerce) Ltd.), a wholly owned subsidiary, incorporated in Israel.

—	MSN Israel Ltd. is an Israeli corporation in which we own a 50.1% equity interest. Microsoft Corporation holds the remaining 49.9% interest in MSN Israel.

—	Yahala Ltd., a 51% owned subsidiary of Smile.Media, incorporated in Israel.

D.	PROPERTY, PLANTS AND EQUIPMENT

          Our corporate headquarters are currently located in a 4,470 square meter leased facility in Petach Tikva, Israel. The term of the lease is ten years ending September 2009 and is subject to a renewal option for an additional ten years period. The annual rent for the premises is NIS 2.4 million, (approximately $0.51million), linked to the rate of exchange of the dollar. Our support department is located in a 250 square meter office in Ramat-Gan, Israel. The facilities are leased from Eurocom Holdings until June 30, 2006. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions.”In May 2006, we entered into a lease agreement with a non-related third party for the lease of a new facility in Ramat-Gan. The term of the lease is five years ending June 2011.

          In addition, we have six leases for our points of presence aggregating approximately 60square meters in Herzliya, Jerusalem, Netanya, Kiryat Atidim, Airport City and Rosh Ha’yin.

          Smile.Communications’ commerce department and other Internet operations related departments are located in a 400 square meter leased facility in Petach Tikva. The term of the lease is 36 months ending December 2007, subject to a renewal option for an additional 24 months’ lease.

          Our subsidiary, MSN Israel, sub-leased office premises of 325 square meters from Smile.Communications until December 31, 2003 (the termination of the first option period). In 2004 and 2005, MSN Israel used 700 square meters and 800 meters, respectively, in the same facility, and since January 2006 it has been using 1,000 square meters, on the same terms, although the lease agreement was not renewed in writing.

          In January 1, 2005, we entered into an agreement for the lease of additional 382 square meters of office space in Petach Tikva. The term of the lease is three years ending December 2007, and it is subject to an option for an additional two years period. The annual rent for this facility is approximately $51,000.

          Currently, our aggregate monthly rental cost for all the facilities leased by us and our subsidiaries is $62,700. In the year ended December 31, 2005, we paid an aggregate of $752,800 in rental costs.

          While we believe that our facilities are adequate to serve our current needs, we may in the future need additional space in connection with the expansion of our operations. In the year ended December 31, 2005, we invested NIS 7.7 million, (approximately $1.7 million), (not including the purchase of rights of use of international lines) in new network equipment and computers, NIS 3.4 million, (approximately $0.7 million), in furniture and office equipment and NIS 0.5 million, (approximately $0.1 million), in leasehold improvements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

          Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

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

Background

          Our group of communications companies provide Internet access and related value-added services, international telephony, e-Advertising, content and e-Commerce services throughout Israel under the brand name “smile.” We were incorporated under the laws of the State of Israel in April 1992. We have ten subsidiaries, all of which are incorporated in Israel, and engaged in the fields of e-Content, e-Advertising and e-Commerce.

Overview

          During 2005, our revenues increased approximately 35.6%, primarily due to the growth in our 015 international telephony services, e-Advertising and business services, including broadband and dial-up access packages, hosting services, security solutions, end-to-end organizational networking solutions and other various IT Integration services, or Business Services. The international telephony market, in which we operate since August 2004, is a very competitive market. During 2005 we continued with our penetration efforts. These efforts resulted in a significant revenue growth, and we became profitable in this business despite its low margins activities.

          We continued to focus on acquisitions and partnerships to expand our market leadership in the Internet media business. Through acquisitions and partnerships, we are able to offer advertisers various properties and content helping us to achieve year-over-year growth in revenues and profits. Our e-Advertising business grew significantly in 2005 compared to 2004.

General

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

          In accordance with applicable Israeli accounting principles, we maintained our accounts and presented our financial statements in NIS, adjusted for changes in the Israeli consumer price index through December 31, 2003. Consequently, all previously published NIS amounts in our financial statements were adjusted each time we published new financial statements in order to reflect changes in the Israeli consumer price index, and so all information is presented in NIS adjusted to December 2003 and constitutes the starting point for our nominal financial reports as of January 1, 2004. See Note 2C to the financial statements. Any additions made during 2004 and 2005 are included according to their nominal values. This presentation of the comparative figures permits the financial information to be presented in NIS with identical purchasing power. The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange (as published by the Bank of Israel) at December 31, 2005 of NIS 4.603= $1.00.

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

          Revenue recognition. Most of our revenues are derived from Internet access. These revenues are recognized ratably over the period that services are provided. Other revenues include international telephony services, website hosting, e-Advertising, e-Commerce and paid content revenues. Revenues from international carrier services are recognized according to minutes of traffic. Website hosting revenues are recognized as the services are performed.

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

          Revenues from our e-Commerce activities are recognized based on commissions or fees and not gross transaction revenues. Revenues are recognized once the following criteria are met:

—	Persuasive evidence of an arrangement exists.

—	Delivery of our obligation to our customer has occurred.

—	The price to be charged to the merchant or buyer is fixed or determinable.

—	Collectibility of the fees to be charged is reasonably assured.

          For each revenue stream, evidence of the arrangement, delivery and pricing may be different. For all revenue streams, we determine that collectibility is reasonably assured through a standardized credit review to determine each customer’s credit worthiness.

          e-Advertising revenues - We refer to fees charged to advertisers based on the number of times an advertisement is viewed by users of our websites as impression-based advertising. We recognize revenues from the sale of impression-based advertisements on our websites in the period in which the advertisements are delivered. The arrangements are evidenced either by insertion orders or contracts that stipulate the types of advertising to be delivered and pricing. Our customers are billed at the end of each month based on the number of ad impressions delivered during that month and on pricing as determined on the insertion order or contract, which may include certain discounts from list price.

          We refer to the fees charged to advertisers based on the number of users who click on an advertisement or text link to visit the websites of our advertisers as performance-based advertising. The arrangements for performance-based advertising are evidenced by a contract that stipulates the fee per activity. A fee becomes fixed and determinable upon a user clicking on an advertisement. These revenues are recognized in the month in which the click-through occurs, and are not subject to refund.

          e-Commerce revenues - Most of our e-Commerce revenues are based on commissions or fees received from merchants who sell their products on our e-Commerce platforms. The arrangements for this activity are evidenced by contracts that stipulate the fees per click-through or commission per sale. We charge the merchants on a monthly basis and recognize e-Commerce revenues in the month the sales are made.

          Paid content and other revenues - Revenues for subscriptions to our online paid content properties are recognized monthly on a straight-line basis over the term of the subscription. We complete our obligation to customers for these arrangements by granting them access to our websites or by delivering e-Newsletters. Upon execution of a contract, billing and commencement of the services, we record deferred revenue for the fee charged. This deferred revenue is recognized monthly on a straight-line basis over the period of the arrangement.

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

          Allowance for doubtful accounts. The allowance for doubtful accounts represents management’s estimate of the aged receivable balance considered uncollectible, based on past experience. All accounts aged over 150 days and accounts which have been forwarded to our lawyers are considered as doubtful accounts and are recorded as such. We evaluate our guidelines every quarter and examine the material parameters that might affect the assessment of our doubtful accounts, such as the population tendency to make timely payments, rate of checks returned for insufficient payment and blocked bank accounts. Our policy has been consistent and has proven itself over the years. Therefore, based on our past experience we believe this policy is appropriate.

          Impairment of assets. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - “Impairment of Assets.” The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet are not presented in an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. With respect to the implementation of this standard, subjective estimates regarding cash flows generated from the assets are involved in the process of decision making. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

          As required under the Standard, we evaluate its impact every quarter, review cash flow analysis, the market prices of our assets, and other relevant estimates using sensitivity analysis to ensure an adequate implementation of the Standard.

          Income taxes. Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled. In the reporting period, we reported profits and utilized a portion of the tax loss carryforward but, due to the uncertainty inherent in the intense competition in the market, we cannot be reasonably assured as to our ability to further utilize the tax asset in the foreseeable future. Therefore, a valuation allowance has been provided to the full amount of these losses. We believe that two of our subsidiaries will utilize their carryforward tax losses and therefore a deferred tax asset has been recorded in those subsidiaries. (See also Note 17F to the financial statements).

Revenues

          We earn revenues from Internet access services and value-added Internet services, advertising on our portals, e-Commerce and international telephony services. To date, we have generated most of our revenues from our Internet access services to residential, SOHO and business subscribers. Internet access revenues primarily consist of monthly subscriptions for broadband and dial-up access to the Internet. As a result, our revenues are directly affected by the total number of our paying residential, SOHO and business subscribers and the average price for our Internet access service per subscriber. At December 31, 2005, the number of our residential and SOHO subscribers was 208,336, a 9.2% growth rate in our residential and SOHO subscribers compared to December 31, 2004. The number of our business subscribers increased by 6.3% in the year ended December 31, 2005.

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

          General and Administrative Expenses. General and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease payments for our administrative facilities and other miscellaneous expenses. As of December 31, 2005, we and our subsidiaries employed 364 full-time salaried employees and 540 part-time employees who are paid on an hourly basis. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and recreation pay.

          Financing Income (Expenses) Net. Net financing income (expenses) includes financing costs, interest income on our cash reserves and exchange rate differentials in real terms as well as devaluation of monetary assets and monetary liabilities. Beginning January 1, 2004, all of these items are stated in nominal values.

          Income tax. We record deferred tax assets and assess the need for a valuation allowance against such assessment. Our assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry forwards before their expiration.

The Effect of New Israeli Accounting Standards in the Pre-Application Period

          In July 2005 Israel’s Accounting Standards Board, or IASB, published Accounting, Standard No. 22, “Financial Instruments: Disclosure and Presentation.” This standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders’ equity, for classifying the interest, dividends, losses and gains related to them and the circumstances in which financial assets should be offset from financial liabilities. The new standard will apply to periods beginning on January 1, 2006 or thereafter. The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated. The effect of the standard will be the classification of our convertible debentures net of the issuance costs into a liability component and into an equity component.

          In September 2005, the IASB published Accounting Standard No. 24, “Share Based Payments.” This standard requires that transactions with share based payments, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the standard, transactions with share based payments in which goods or services are received will be recognized at their fair value. The Standard will apply to financial statements for periods beginning as from January 1, 2006. The impact of the adoption of Accounting Standard No. 24 on our future results of operations cannot be predicted at this time, as it depends on levels of share-based payments for future grant.

          In February 2006, the IASB published Accounting Standard No. 25, “Revenues.” This standard provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) of revenues deriving from the selling of goods, the rendering of services, and the use of the entity’s assets by others, which generate interest, royalties and dividends. The standard provides that an entity is to measure its revenues according to the fair value of the proceeds received and/or the proceeds the entity is entitled to receive. The standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. An entity that in the past did not present its revenues according to the requirements of the standard regarding the reporting of gross or net revenues, will implement the requirements of the standard retroactively with respect to its revenues for all the periods reported as comparative figures in the financial statements for periods beginning from the date the standard comes into effect. Assets and liabilities that are included in the financial statements as at December 31, 2005 at amounts different from those that would have been presented if the instructions of the standard had been implemented will be adjusted as at January 1, 2006 to the amounts that would have been presented according to the instructions of this standard. The effect of adjusting the amounts of assets and liabilities as at January 1, 2006 as aforementioned, will be recognized as a cumulative effect of change in accounting method. Other than the aforementioned, the comparative figures in the financial statements for periods beginning from the date the standard comes into effect will be presented as in the past. Implementation of the new standard is not anticipated to have a material effect on our results of operations and financial position.

          In February 2006 the IASB published Accounting Standard No. 21, “Earnings per Share.” This standard provides that an entity should calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and that the entity should calculate basic earnings per share with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share will be calculated by dividing the earnings or loss attributable to the ordinary shareholders outstanding during the period. In order to calculate the diluted earnings per share an entity will adjust the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares in respect of the effects of all the dilutive potential ordinary shares. The standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The instructions of the standard are to be implemented retroactively on comparative earnings per share data for prior periods. Implementation of the new standard did not have a material effect on our results of operations and financial position since our convertible debentures and warrants as of December 31, 2005 did not have dilutive impact.

          In February 2006 the IASB published Clarification No. 8, “Reporting Revenues on a Gross or Net Basis,” or the Clarification. The Clarification provides that an entity acting as an agent or intermediary without bearing the risks and enjoying the rewards arising from the transaction will present its revenues on a net basis. On the other hand, an entity acting as a principal supplier that bears the risks and enjoys the rewards arising from the transaction will present its revenues on a gross basis. The Clarification provides a list of indications that have to be examined in order to determine whether the revenues should be reported on a gross or net basis. The Clarification applies to financial statements for periods beginning on or after January 1, 2006. The entity is required to retroactively implement the instructions of the clarification with respect to its revenues for all the periods reported as comparative data, which were not treated as prescribed in the Clarification. Implementation of the new Clarification is not expected to have any effect on the results of operations and financial position of the Company

Recently Issued Accounting Standards

Israeli GAAP:

          In July 2004, the IASB published Accounting Standard No. 19, “Taxes on Income.” This standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. There was no material impact as the result of the implementation of the standard on the Company results of operation, financial position and cash flows.

U.S. GAAP:

          On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123(R), which is a revision of SFAS No. 123, “Accounting for Stock Based Compensation”, or SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values, while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values on the date of grant. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard became effective for us commencing January 1, 2006. The impact of the adoption of SFAS 123(R) on our future results of operations cannot be predicted at this time, as it depends on levels of share-based payments for future grant.

          In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” which supersedes APB Opinion No. 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 also carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The correction of an error in previously issued financial statements is not a change in accounting principle. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retroactively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Currently, we cannot evaluate whether the adoption of this statement will have a material impact on our financial condition or results of operations.

          In March 2005, the FASB issued FASB Interpretation No. 47, or FIN 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143.” FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and and/or method of settlement. Uncertainty about the timing and and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We do not believe that the adoption of this statement will have a material impact on our financial condition or results of operations.

          In November 2004, the FASB issued SFAS 151, “Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4.” SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 has no effect on our consolidated financial statements.

Results of Operations

          The following discussion of our results of operations for the years ended December 31, 2003, 2004 and 2005, including the percentage from revenues data in the following table, is based upon our consolidated statements of operations contained in our consolidated audited financial statements for those periods, and the related notes, included elsewhere in this Report.

	Year ended December 31,

	2005	2004		2003

Revenues:
Communications	83	84	*	88 *
Media	17	16	*	12 *

Total revenues	100	100		100
Cost and expenses:
Cost of revenues	54	44		52
Selling and marketing expenses	25	33		23
General and administrative expenses	11	11		12

Total cost and expenses	90	88		87
Income from operations	10	12		13
Financing income (expenses), net	(3)	-		(2)
Other expenses, net	-	-		(1)

Net income after financing expenses	7	12		10
Income tax benefit	-	-		1
Income after income tax benefit	7	12		11
Company’s share in net loss of investees	-	-		(1)
Minority interest in loss of a subsidiary	-	-		-

Net income from continued operations	7	12		10
Company’s share in loss of investees from discontinued operations	-	(2)		(2)

Net income	7	10		8

* reclassified

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Under Israeli GAAP

          Revenues. Revenues increased by 35.6% from NIS 219.6 million for the year ended December 31, 2004 to NIS 297.7million ($ 64.7 million) for the year ended December 31, 2005. The increase is primarily due to revenues from our 015 international telephony service and the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities.

          Communications Revenues. Revenues from our communication services business, including Internet access services, related value-added services, international telephony and Business Services, provided to residential and business subscribers, which represented 83% of our total revenues for the year ended December 31, 2005, increased by 33.4% from NIS 184.8 million for the year ended December 31, 2004 to NIS 246.6 million, approximately ($53.6 million), for the year ended December 31, 2005. The increase was primarily due to the growth in revenues from our 015 international telephony services.

          Media revenues. Media revenues, which represented 17% of our total revenues for the year ended December 31, 2005, increased by 47.3% from NIS 34.7 million for the year ended December 31, 2004 to NIS 51.1 million, (approximately $11.1 million), for the year ended December 31, 2005. The increase is primarily due to the substantial growth of our interactive advertising and content-based value added services and due to the consolidation of the financial results of Smile.Communications in 2005.

          Cost of Revenues. Cost of revenues increased by 65.2% from NIS 96.8 million for the year ended December 31, 2004 to NIS 159.9 million, (approximately $34.7 million), for the year ended December 31, 2005. The increase was primarily due to telecommunication costs related to our international telephony services which are characterized as low-margin services and due to the consolidation of the financial results of Smile.Communications in 2005.

          Selling and Marketing Expenses. Selling and marketing expenses increased slightly, by 3.5% from NIS 73.2 million for the year ended December 31, 2004 to NIS 75.7 million, (approximately $16.5 million), for the year ended December 31, 2005. The increase was primarily due to the growth in our media business, in costs associated with new marketing initiatives and increased commission payments to our sales force, and due to the consolidation of the financial results of Smile.Communications in 2005.

          General and Administrative Expenses. General and administrative expenses increased by 36.7% from NIS 24.3 million for the year ended December 31, 2004 to NIS 33.2 million, (approximately $7.2 million), for the year ended December 31, 2005. The increase was primarily due to the expansion of our international telephony services and due to the consolidation of the financial results of Smile.Communications in 2005.

          Financing (Income) Expenses, Net. In the year ended December 31, 2005 we had net financing expenses of NIS 9.4 million, (approximately $2.4 million), compared to net financing income of NIS 0.12million for the year ended December 31, 2004. Our financing expenses were primarily attributable to the provisions for interest on the convertible debentures we issued in April 2005.

          Other Income (Expenses), Net. In the year ended December 31, 2005 we had net other income of NIS 0.24 million, (approximately $51,000), compared with other expenses of NIS 1.1 million in the year ended December 31, 2004. Our other income was primarily derived from sales of property and equipment. In 2004, the other expenses were primarily attributable to impairment charge of NIS 1.6 million with respect to IGI’s investment in Compulink, a Greek ISP.

          Income Taxes. In the year ended December 31, 2005 we recorded income tax expenses of NIS 1.5 million, (approximately $0.32 million), related primarily to the utilization of Start’s deferred tax asset, compared to a net income tax benefit of NIS 0.3 million in the year ended December 31, 2004.

          Company’s Share in Net Loss of Investees. In the year ended December 31, 2005 all of our investee companies were consolidated. Therefore, we did not record any loss as our share in the net loss of investees. In the year ended December 2004 we recorded net loss from continued operations from our then investee company, Smile.Communications, of NIS 0.4 million and a net loss from discontinued operations.

          Net Income. We reported net income of NIS 18.3 million ($4 million) for the year ended December 31, 2005 as compared to a net income of NIS 19.5 million for the year ended December 31, 2004.

Under U.S. GAAP

          During the year 2005, there were no significant differences between Israeli GAAP and U.S. GAAP with regards to the statement of operations except as mentioned in note 21 to the financial statements.

Trends

          Our operating plan for 2006 includes the continued development of our communication and media business units with the goal of capitalizing fully on promising new opportunities in our markets.

          We believe that in 2006 our communications’ revenues will increase primarily due to our efforts to continue the increase of our 015 international telephony services and due to our major efforts to extend our share of the broadband market through more aggressive marketing campaigns. In the Internet access businesses, we believe that sales to our residential subscribers will increase as a result of offerings of new services by us, including Internet security solutions, and also by focusing on significant IT projects for our business subscribers.

          Online advertisings are expected to grow globally. Accordingly, we believe that our media revenues will increase in 2006, mainly as a result of increase in our revenues from e-Advertising. We also intend to continue to focus on acquisitions and partnerships to expand our media market leadership.

          Along with a rise in revenues, we expect increases in operating income which will reflect our continued efficiency efforts, including the merging of our customer service centers of our ISP and International telephony services.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Under Israeli GAAP

          Revenues. Revenues increased by 22% from NIS 179.6 million for the year ended December 31, 2003 to NIS 219.6 million for the year ended December 31, 2004. The increase is primarily due to revenues from the new 015 international telephony service that was launched on August 7, 2004 and due to the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities.

          Communications Revenues. Revenues from our communication services business, including Internet access services, related value-added services, international telephony and Business Services provided to residential and business subscribers, which represented 84% of our total revenues for year ended December 31, 2004, increased by 17% from NIS 157.9 million for the year ended December 31, 2003 to NIS 184.8 million for the year ended December 31, 2004. The increase was primarily due to our major efforts to keep our market share regardless of the sharp competition in the market and due to the successful launch of our 015 international telephony services on August 7, 2004.

          Media Revenues. Media revenues, which represented 16% of our total revenues for year ended December 31, 2004, increased by 59.2% from NIS 21.8 million for year ended December 31, 2003 to NIS 34.7 million for year ended December 31, 2004. The increase is primarily due to the substantial growth of our interactive advertising and content-based value added services.

          Cost of Revenues. Cost of revenues increased by 4% from NIS 92.9 million for year ended December 31, 2003 to NIS 96.8 million for year ended December 31, 2004. The increase was primarily due to costs of telecommunication services expenses related to the international telephony services. Since the launch of the international telephony service in August 2004, we entered into agreements with several international carriers all over the world for the purchase of international long distance voice services to about 240 destinations around the world.

          Selling and Marketing Expenses. Selling and marketing expenses increased by 77% from NIS 41.4 million for year ended December 31, 2003 to NIS 73.2 million for year ended December 31, 2004. The increase was primarily due to the initial intensive marketing campaign and other marketing activities for the launch of the new 015 international telephony service, and due to our market share strategy to extend our share of the broadband market, including our advertising campaigns.

          General and Administrative Expenses. General and administrative expenses increased by 11% from NIS 21.9 million for year ended December 31, 2003 to NIS 24.3 million for year ended December 31, 2004. The increase was primarily due to general expenses related to our new international telephony services and as a result of our initial and intensive preparations for this activity.

          Financing Income (Expenses), Net. In year ended December 31, 2004 we had net financing income of NIS 0.12 million compared to net financing expenses of NIS 3.2 million for year ended December 31, 2003. Our financing income (expenses) were attributed to the exchange rate differentials on the dollar cash deposits that remained from our initial public offering. We also had dollar denominated liabilities (rights of use leasing obligations for our international lines).

          Other Expenses, Net. In year ended December 31, 2004 we had net other expenses of NIS 1.1 million compared with NIS 2.6 million in year ended December 31, 2003. Our other expenses are primarily attributable to IGI’s recording of an additional impairment charge of NIS 1.6 million with respect to its investment in Compulink, a Greek ISP, in which it holds a 15.2% interest. With this impairment charge, we have written off our entire investment in Compulink and its operations can no longer influence our results.

          Income Taxes. In the year ended December 31, 2004 we recorded net income tax benefit of NIS 0.4 million, compared with a net income tax benefit of NIS 1.9 million in the year ended December 31, 2003. The decrease was related to the utilization of most of Smile.Media’s tax loss carry forward.

          Company’s Share in Net Loss of Investees. In year ended December 31, 2004 we recorded NIS 0.4 million as our share in the net loss of investees from continued operations of our investees compared to NIS 1.5 million in year ended December 31, 2003. In year ended December 31, 2004, we recorded NIS 4.8 million as our share in the net loss of investees from discontinued operations of our investees compared to NIS 3.7 million in year ended December 31, 2003. At the end of 2004, Smile.Communications’s board of directors reached the decision to close down all of its operations except the e-Commerce activity P-1000 site.

          Net Income. We reported net income of NIS 19.5 million for the year ended December 31, 2004 as compared to net income of NIS 14.3 million for the year ended December 31, 2003.

Under U.S. GAAP

          Unless otherwise explained, there are no significant differences between Israeli GAAP and U.S. GAAP

          In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” This Interpretation addresses the consolidation by business enterprises of variable interest entities, or VIEs, when the equity investors do not have the characteristics of a controlling financial interest (as defined in the Interpretation). In December 2003, the FASB issued Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” The FASB deferred the effective date for implementation of this Interpretation until fiscal years ending after March 15, 2004.

          According to Israeli GAAP as prescribed in Opinion No. 57 of the Institute of Certified Public Accountants in Israel, we treated the investment in our affiliated company Smile.Communications as a subsidiary of our company until December 31, 2001. For the years ended December 31, 2002 and December 31, 2003, we accounted for our investment under the equity method. During December 2004, we acquired all of the shares of Smile.Communications from a related party and from others, therefore we once again consolidated Smile.Communications as a subsidiary as of December 31, 2004.

          Under the provisions of FIN 46R, we were required to consolidate Smile.Communications, which met the definition of a VIE for all years presented, due to a number of factors which indicate that we are the primary beneficiary of Smile.Communications. We applied FIN 46R by retroactively restating previously issued financial statements, and recorded a cumulative effect of accounting change as of January 1, 2002 in the amount of NIS 4.4 million.

          Revenues. Revenues increased by 23% from NIS 185.6 million for the year ended December 31, 2003 to NIS 228.8 million for the year ended December 31, 2004.

          Cost of Revenues. Cost of revenues increased by 4.5% from NIS 93.9 million for the year ended December 31, 2003 to NIS 98.1million for the year ended December 31, 2004. The differences between Israeli GAAP and U.S. GAAP relating to our cost of revenues expenses was due to the consolidation of Smile.Communications under U.S. GAAP as required by FIN 46R.

          Selling and Marketing Expenses. Selling and marketing expenses increased by 70% from NIS 46.4 million for the year ended December 31, 2003 to NIS 78.7 million for the year ended December 31, 2004. The differences between Israeli GAAP and U.S. GAAP relating to our selling and marketing expenses was due to the consolidation of Smile.Communications under U.S. GAAP as required by FIN 46R.

          General and Administrative Expenses. General and administrative expenses increased by 12% from NIS 24.3 million for the year ended December 31, 2003 to NIS 27.3 million for the year ended December 31, 2004. The differences between Israeli GAAP and U.S. GAAP relating to our general and administrative expenses ware due to the consolidation of Smile.Communications under U.S. GAAP as required by FIN 46R, the amortization of Smile.Communications’s customer list of NIS 3.3 million compared to NIS 1.2 million in 2003 and the recording of compensation expenses under U.S. GAAP with respect to grants under our employee stock option plan as required under APB No. 25 – an expense of NIS 0.1 million in 2004 compared to income of NIS 0.11 million in 2003.

          Financing Income (Expenses), Net. In the year ended December 31, 2004 we had net financing expenses of NIS 0.08 million compared to NIS 3.6 million for the year ended December 31, 2003. Our financing expenses were primarily attributable to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines). The differences between Israeli GAAP and U.S. GAAP relating to our financing expenses are due to the consolidation of Smile.Communications under U.S. GAAP as required by FIN 46R.

          Net Loss from Discontinued Operations. At the end of 2004, Smile.Communications’ board of directors reached the decision to close down all its operations except its P-1000 e-Commerce site. In the year ended December 31, 2004 we recorded a net loss of NIS 6.6 million net loss from discontinued operations compared to a net loss of NIS 6.8 million in the year ended December 31, 2003.

          Net Income. We reported net income of NIS 20.6 million for the year ended December 31, 2004 as compared to net income of NIS 12.1 million for the year ended December 31, 2003. The differences between Israeli GAAP and U.S. GAAP relating to our net income are due to the consolidation of Smile.Communications under U.S. GAAP as required by FIN 46R.

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

	Three Months Ended

	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2004	Jun. 30, 2004	Sept. 30, 2004		Dec. 31, 2004

	Reported amounts **

	Unaudited (in NIS thousands)

Revenues:
Communications	56,629	62,814	59,476	67,660	42,737 *	44,446 *	45,291	*	52,370	*
Media	11,386	12,511	13,797	13,434	8,239 *	8,753 *	9,001	*	8,740	*

Total revenues	68,015	75,325	73,273	81,094	50,976	53,199	54,292		61,110
Costs and expenses:
Cost of revenues	33,540	40,674	39,158	46,571	22,566	21,625	25,344		27,285
Selling and marketing expenses	18,934	18,632	20,023	18,121	14,915	17,370	20,462		20,408
General and administrative expenses	7,442	8,090	8,360	9,264	5,830	5,481	6,572		6,375
Total costs and expenses	59,916	67,396	67,541	73,956	43,311	44,476	52,378		54,068

Income from Operations	8,099	7,929	5,732	7,138	7,665	8,723	1,914		7,042
Financing income (expenses), net	(649)	(3,666)	(3,523)	(1,565)	460	(549)	342		(131)
Other income (expenses), net	35	97	75	30	(642)	(856)	54		367
Net income (loss) after financing expenses	7,485	4,360	2,284	5,603	7,483	7,318	2,310		7,278
Income tax (expense) benefit	(857)	289	(653)	(230)	(519)	(782)	(240)		1,842

Net income after income tax	6,628	4,649	1,631	5,373	6,964	6,536	2,070		9,120
Company’s share in net (loss) income of investees	-	-	-	-	(398)	(210)	105		107
Net income from continued operations	6,628	4,649	1,631	5,373	6,566	6,326	2,175		9,227
Company’s share in net loss of investees from discontinued operations	-	-	-	-	(576)	(675)	(695)		(2,817)

Net income	6,628	4,649	1,631	5,373	5,990	5,651	1,480		6,410

Number of subscribers (at the end of the period):
Residential & SOHO subscribers	196,652	201,037	202,195	208,336	160,756	167,684	176,882		190,824

Business subscribers	4,743	4,882	4,994	4,925	4,256	4,382	4,518		4,633

	Three Months Ended

	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2004	Jun. 30, 2004	Sept. 30, 2004		Dec. 31, 2004

	(As a percentage of total revenues)
Revenues:	100%	100%	100%	100%	100%	100%	100%		100%
Communications	83	83	81	83	84 *	84 *	83	*	86	*
Media	17	17	19	17	16 *	16 *	17	*	14	*

Total revenues	100	100	100	100	100	100	100		100
Costs and expenses:
Cost of revenues	49	54	53	57	44	41	47		45
Selling and marketing expenses	28	25	27	22	29	33	38		33
General and administrative expenses	11	11	11	11	11	10	12		10

Total costs and expenses	88	90	91	90	84	84	97		88
Income from Operations	12	10	9	10	16	16	3		12
Financing income (expenses), net	(1)	(5)	(5)	(2)	1	(1)	1		-
Other income (expenses), net	-	-	-	-	(1)	(2)	-		1

Net income (loss) after financing expenses	11	5	4	8	16	13	4		13
Income tax (expense) benefit	(1)	-	(1)	-	(1)	(1)	-		3

Net income after income tax	10	5	3	8	15	12	4		16
Company’s share in net loss of investees	-	-	-	-	(1)	-	-		-

Net income from continued operations	10	5	3	8	14	12	4		16
Company’s share in net loss of investees from discontinued operations	-	-	-	-	(1)	(1)	(1)		(5)

Net income	10	5	3	8	13	11	3		11

* reclassified

** Effective December 2003 the policy to adjust amounts to the effect of inflation based on the Israeli Consumer Price Index, or CPI, was discontinued (See note 2B and 2C of the financial statements).

Conditions in Israel

          We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

Political Conditions

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. The implications of this action cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

          Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

          In addition, some of our directors, executive officers and employees in Israel are obligated to annual reserve duty in the Israeli Defense Forces and are may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

          To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

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

          The following table presents information about the devaluation of the NIS against the dollar:

Year ended December 31,	NIS devaluation rate %

2001	9.3
2002	7.3
2003	(7.6)
2004	(1.6)
2005	6.9

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

          According to Accounting Standard No. 12,on “Discontinuance of Adjustment of Financial Statements,” commencing January 1, 2004, the adjustment of financial statements was discontinued. Consequently, through December 31, 2003, we prepared adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003 constituted the starting point for the nominal financial report as of January 1, 2004.

Effective Corporate Tax Rate

          In 2005 Israeli companies were subject to income tax at the rate of 34% of taxable income. For tax purposes, results of operations are measured in real terms. From 1992 through December 31, 2002, we incurred net operating losses. As of December 31, 2005, we had consolidated net operating loss carry forwards of approximately NIS 96.1 million approximately ($20.9million). Under current Israeli tax laws, operating loss carry forwards do not expire, are linked to the Israeli inflation rate and may be offset against future taxable income. Corporate tax rates are declining gradually, in 2006 to 31% and in 2007 to 29%, in 2008 to 27%, in 2009 to 26% and from 2010 and onwards to 25%.

B.	LIQUIDITY AND CAPITAL RESOURCES

          Liquidity. We have required substantial capital resources to finance the construction of our network and to fund our operations. Historically we financed the construction of our network and funded our operations principally from cash flow from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999. In April 2005, we completed an offering of debentures and warrants that was made exclusively in Israel, to Israeli residents. We raised a total of NIS 220 million (approximately $47.8 million). The interest rate set for the debentures was 4%. The debentures and the warrants are traded on the TASE. The proceeds are available for general corporate purposes including working capital.

          Working Capital. Our working capital as of December 31, 2005 was NIS 254 million ($55.2 million) as compared to working capital of NIS 41.7 million as of December 31, 2004. The increase in our working capital is primarily due to the proceeds from our offering of debentures and warrants. The corresponding liability is a long term liability, and therefore is excluded from working capital.

          The following table summarizes our cash flows for the indicated years:

	Year Ended December 31,

	2005	2004	2003

	Reported amounts*	Reported amounts*	Adjusted amounts**

	(NIS in thousands)
Net income	18,281	19,531	14,303
Other adjustments for non-cash items	44,143	27,006	22,957
Net changes in assets and liabilities	(19,649)	(8,352)	(8,088)

Net cash provided by operating activities	42,775	38,185	29,172
Net cash used in investing activities	(18,090)	(117,665)	(70,706)
Net cash provided by financing activities	165,166	73,226	38,280

Net decrease in cash and cash equivalents	(189,851)	(6,254)	(3,254)

* Effective December 2003 the policy to adjust amounts to the effect of inflation based on the Israeli Consumer Price Index, or CPI, was discontinued (See note 2B and 2C of the financial statements).

** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

          Net cash provided by operating activities was NIS 42.8million, (approximately $9.3 million), NIS 38.2million and NIS 29.2million in the years ended December 31, 2005, 2004 and 2003, respectively.

          The increase in net cash provided by operating activities in 2005 compared to 2004 was derived from an increase in non-cash expenses items such as depreciation and amortization, accrued interest on debentures and other items which were partially offset by net changes in assets and liabilities such as accounts receivables and payables. The increase in net cash provided by operating activities in 2004 compared to 2003 was due to our continuing efforts to implement our profitability strategy.

          Net cash used in investing activities was NIS 18.1 million, (approximately $3.9 million), NIS 117.7 million, and NIS 70.7 million in the years ended December 31, 2005, 2004 and 2003, respectively. The decrease in our investment activities in 2005 reflects the significant purchases we made in 2004. In 2004, we purchased rights of use for international communication lines, which are presented as capital leases and expanded our network by purchasing network components, computer hardware and software. These purchases were significantly higher than our purchases in 2003 and were made as part of our strategy to enter the international telephony market and to expanding the infrastructure for our other services.

          According to Israeli GAAP, receipt of loans in respect of capital leases are reflected in the statements of cash flows as cash flows from financing activities. Under U.S. GAAP, this would be reflected as a non-cash financing activity.

          Net cash provided by financing activities was NIS 165.2 million, (approximately $35.9 million), NIS 73.2 million and NIS 38.3 million in the years ended December 31, 2005, 2004 and 2003. Cash provided from financing activities in 2005 included amounts related to the issuance of NIS 220 million convertible debentures and warrants in 2005 in our offering on the TASE, which was partially offset by the repayment of long-term loans under lease agreements for lease of rights of use for international communication lines. The increase in our net cash provided by financing activities in 2004 compared with 2003 was primarily due to long term loans we obtained from banks and granted to Smile.Communications to cover its obligations to its banks.

          Financing Arrangements. We have a credit lines from the First International Bank of Israel Ltd. and from Israel Discount Bank Ltd. The credit lines are repayable on demand. As of December 31, 2005, NIS 5.5 million, (approximately $1.2 million), was outstanding under these credit lines. Long-term obligations to suppliers for the right of use of international lines are linked to the dollar exchange rate. As of December 31, 2005, there was NIS 10.2 million ($2.2 million) outstanding under our long-term leasing arrangements. As of December 31, 2005, our deposits totaled NIS 265.5 million, (approximately $57.7 million).

          The following table summarizes our bank debt as of December 31, 2003, 2004 and 2005:

	At December 31,

	2005	2004	2003

	Reported amounts*	Reported amounts*	Adjusted amounts**

	(NIS in thousands)

Short-term:
Credit	5,507	10,817	4,279
Current maturities of long-term loans under lease arrangements	7,177	133	980

Total short-term debt	12,684	10,950	5,259

Long-term:
Long-term loans maturities	23,323	30,506	273

Total long-term debt	23,323	30,506	273

Liabilities attributed to discontinued operations	-	1,653

Total debt	36,007	43,109	5,532

* Effective December 2003 the policy to adjust amounts to the effect of inflation based on the CPI was discontinued (See note 2B and 2C of the financial statements).

** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

          Capital Expenditures. In the year ended December 31, 2005, we invested NIS12.1 million ($2.6 million) in fixed assets, which included purchases of network components, expansion of our network and computer hardware and software costs. During 2006, we expect to incur capital expenditures of approximately NIS 13.3 million, (approximately $2.9 million) (not including the purchase of rights of use of the international lines), $400,000 of which is (as of June 12, 2006) already subject to contractual obligations. We anticipate that these expenditures will be funded from our cash flow from operations and borrowings under credit facilities which we may negotiate. Where feasible, we may also finance certain of these expenditures through capital leases or installment purchases if these financing alternatives are available on terms acceptable to us.

          Long Term Loans under Lease Arrangements. Our lease obligations as of December 31, 2005 were NIS 10.2million, (approximately $2.2 million), compared to NIS 41.6million for December 31, 2004. Such leasing obligations relate to rights of use of twelve international lines under financial lease arrangements and 159 motor vehicles that are under operating lease arrangements as well.In December 2005, the monthly costs for the rights of use of international lines amounted to NIS 3.5million ($800,000) and the monthly rental costs for such vehicles amounted to NIS 250,000 ($54,000).

          Based on our current operating plan, we believe that our current financial resources will be sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, if during that period or thereafter if we are not successful in generating sufficient cash flows from operations or in raising additional capital, whether debt or equity, when required, in sufficient amounts and on terms acceptable to us, our business, results of operations and financial condition could suffer. In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current shareholders would be diluted.

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

          The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by Period (In thousands)

	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years

Long-term debt obligations	NIS 285,250	NIS 8,814	NIS 46,450	NIS 71,375	NIS 158,611

Capital (finance) lease obligations	113,234	34,576	22,905	24,051	31,703

Operating lease obligations	17,834	6,749	11,085	-	-

Purchase obligations	1,348	1,348	-	-	-

Other long-term liabilities reflected on the company’s balance sheet under Israeli GAAP	-	-	-	-	-

Total	NIS 417,667	NIS 51,487	NIS 80,440	NIS 95,426	NIS 190,314

          Not all items were recorded in our balance sheet at December 31, 2005. See Notes 12, 14 and 15 of our Consolidated Financial Statements found elsewhere in this Report. We believe that we will be able to meet these obligations as they become due.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME	AGE	POSITION

Shaul Elovitch	59	Chairman of the Board of Directors
Yossef Elovitch	55	Director
Anat Winner	47	Director
Aliza Schloss	54	Director
Orly Guy	46	Outside Director
Ronit Gotliv	54	Outside Director
Eli Holtzman	58	Chief Executive Officer and Director
Doron Turgeman	38	Deputy Chief Executive Officer, Chief Financial Officer and Vice President Finance
Zvika Shenfeld	34	Vice President Marketing
Ori Watermann	32	Vice President Customer Division
Max Blumberg	33	Chief Technology Officer
Tal Granot	29	Vice President Human Resources

          Mr. Shaul Elovitch will serve as director until our 2006 general meeting of shareholders. Messrs. Eli Holtzman and Yossef Elovitch will serve as directors until our 2007 general meeting of shareholders. Ms. Anat Winner and Ms. Aliza Schloss will serve as directors until our 2008 general annual meeting of shareholders.

          Ms. Orly Guy and Ms. Ronit Gotliv will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until July 2008. Thereafter, under the Israeli Companies Law, their terms of service may be renewed for one additional three-year term.

          Shaul Elovitch has served as chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

          Yossef Elovitch has served as a director since 1993. Mr. Elovitch has been an officer and director of Eurocom Communications since 1985. He serves as an officer and/or director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

          Anat Winner has served as a director since August 2001. Ms. Winner has been self employed as a business advisor since July 2003. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

          Aliza Schloss has served as a director since July 2005. Ms. Schloss has served as a director and/or officer of various other companies in the Eurocom group. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairmen of the audit committee and member of various committees of Bezeq The Israel Telecommunication Corp., Ltd. From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha - The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. – Bank Hapoalim. Ms. Schloss holds a Ph.D. degree in Political Science and Public Administration from the Hebrew University in Jerusalem. Ms. Schloss also holds an M.A. degree in Political Science and an M.P.A. degree in Public Administration from the Hebrew University of Jerusalem and a B.Sc. degree in Biology from the Ben-Gurion University of the Negev.

          Orly Guy has served as our outside director since July 2005. Ms. Guy has served as a managing partner of Guy and Co., a Tel Aviv law firm specializing in civil-commercial law including litigation, capital market law and real estate law since 1994. Since 2000 Ms. Guy has served as a director of a pharmaceutics company, Intec Pharma Ltd. Ms. Guy holds an LL.B degree from Tel Aviv University.

          Ronit Gotliv has served as an outside director since July 2005. On January 2006 Ms. Gotliv has joined Guy, Bachar & Co. a Tel Aviv law firm. Since 1999 to 2005 Ms. Gotliv has served as a managing partner of R. Gotliv and Co., a Tel Aviv law firm specializing in commercial law, corporate laws and real estate law since 1999. From 1984 to 1999 Ms. Gotliv was employed as an attorney at B.A. Gotliv Ltd. - Law Offices. Ms. Gotliv holds an LL.B degree from Tel Aviv University.

          Eli Holtzman co-founded our company and has been our chief executive officer since 1992 and a director since July 1999. Mr. Holtzman serves as chairman of the board of directors of MSN Israel and Start Net and as a director in Smile.Communications. From November 2002 to January 2004, Mr. Holtzman served as chief executive officer of Smile.Communications and has served in that role again since January 2005. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceutical from Illinois University.

          Doron Turgeman has served as our deputy chief executive officer since October 2004 and as chief executive officer and vice president of finance since May 2001. Since March 2005, Mr. Turgeman serves as a director of Nirshamim. Mr. Turgeman has served as Chief Financial Officer of our subsidiaries MSN Israel Ltd. and Smile.Media Ltd. since January 2000 and of Smile.Communications since August 2002. Since November 2004, Mr. Turgeman has also served chief executive officer of Start Net. From 1999 to 2000, he served as controller of Bezeq-call Ltd., a subsidiary of Bezeq Ltd. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University and he is a certified accountant.

          Zvika Shenfeld has served as our vice president marketing since January 2006. From June 2003 to January 2006, Mr. Shenfeld served as the marketing manager of the Israeli branch of AIG Golden Insurance Ltd., an international insurance company. Prior to that, from March 1999 to May 2003 Mr. Shenfeld served at various marketing positions in 013 Barak, a telecom provider. Mr. Shenfeld holds a B.A. degree in Economics and Logistics from Bar Ilan University and an M.B.A. in business administration from Ono Academic College.

          Ori Watermann has served as our vice president customer division since November 2005. From December 2005 to October 2005, Mr. Watermann served as the director of the business services division of Office Depot in Israel, and from November 2001 to October 2004, he served as the director of the small medium enterprise business segment of Pelephone Communications Ltd., an Israeli cellular communications provider. Prior to that, Mr. Watermann served at various managing positions in Leumi Card Ltd. and Eurocom Cellular Communications, representative of Nokia in Israel. Mr. Watermann holds a B.A. degree in Business Administration from Ruppin Academy.

          Max Blumberg has served as our chief technology officer since October 2004 and prior to that, beginning October 2000, as information systems manager. Mr. Blumberg holds a B.A. in Computers Science and Mathematics from the College of Natanya.

          Tal Granot has served as our vice president human resources since August 2006. Ms. Granot joined us in August 1999 and since then served in different managing positions, including team leader, area manager and manager of customer sales. Ms. Granot holds a B.A. in Business Management from the College of Management in Tel Aviv.

B.	COMPENSATION

          The following table sets forth all compensation we paid with respect to all of our directors and executive officers (including a officer whose employment was terminated during 2005) as a group for the year ended December 31, 2005.

Salaries, fees, commissions and bonuses(1)

All directors and executive officers as a group (then 15 persons)	$1.2 million

(1)

Also includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

          As of December 31, 2005, we accrued $293,000 for retirement, recreation payments and vacation for our directors and executive officers.

          During the year ended December 31, 2005, we paid to each of our outside directors, as well as to Ms. Winner, who were considered to be Independent Directors under U.S. law, an annual fee of NIS 33,842 ($7,352), and a per meeting attendance fee of NIS 1,781 ($387). Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on the board of directors or any committee thereof. All of our non-employee directors are reimbursed for their expenses for each board of directors’ meeting attended.

          In May 2005, our board of directors approved a bonus plan for our senior management for 2005. According to this plan, and subject to several parameters, such as growth in revenues, market share and profitability, up to 10% of our income from operations will be distributed to our senior management.

C.	BOARD PRACTICES

Introduction

          According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

Election of Directors

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

          Mr. Shaul Elovitch is a Class A director and will hold office until the Annual General Meeting of Shareholders to be held in 2006, Messrs. Yossef Elovitch and Eli Holtzman are Class B directors and will hold office until the Annual General Meeting of Shareholders to be held in 2007 and Ms. Anat Winner and Ms. Aliza Schloss are Class C directors and will serve as directors until our 2008 General Annual Meeting of Shareholders.

          Ms. Orly Guy and Ms. Ronit Gotliv are outside directors and will hold office until July 2008. Under the Israeli Companies Law, their terms of office may be renewed for one additional three-year term.

          We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5). See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

Potential Conflicts of Interest

          Some of our directors also serve in various capacities for entities affiliated with Eurocom Communications and its affiliates. These relationships may give rise to conflicts of interest from time to time relating to (1) contracts, (2) corporate opportunities, and (3) use of directors’ time and expertise. We have not adopted any formal plan or procedures to address such conflicts of interest and intend to review all related party transactions on a case-by-case basis. Israeli law requires that certain rules (as described below) be followed in approving related parties transactions, which we intend to continue to follow.

Independent and Outside Directors

          The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

          No person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

          According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006 at least one of the outside directors must be an accounting and financial expert and the other outside directors must be either accounting and financial experts or professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to the March 2005 amendment, however a company can not renew the appointment of any such outside director for an additional term unless the outside director is (i) an accounting and financial expert or (ii) a professional expert and at the time the appointment is to be renewed, an outside director who is an accounting and financial expert serves on the board of directors and such other number of directors who are accounting and financial experts serve on the board of directors as determined by the board of directors of the company.

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

          In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members all of which must be independent directors, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ. Our board of directors has determined that Ms. Guy and Ms. Gotliv qualify both as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our board of directors has further determined that Ms. Anat Winner qualifies as an independent director under the Securities and Exchange Commission and NASDAQ requirements.

          As a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), we are exempt from the NASDAQ Marketplace Rule which requires that a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules see Item 6.C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

Audit Committee

          Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

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

          Our audit committee is currently composed of Ms. Guy, Ms. Gotliv and Ms. Winner, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ. We also comply with Israeli Law requirements for audit committee members. Ms. Winner has been elected as the chairperson of the audit committee. Our Board of Directors has determined that Ms. Winner qualifies as a financial expert. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.igld.com.

Internal Auditor

          The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law’s independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law. Our Internal Auditor is currently Mr. Eliyahu Rejwan.

Directors’ Service Contracts

          Other than an employment agreement with our chief executive officer, who is also a director, See “Item 6.C. Directors, Senior Management and Employees – Board Practices,” we do not have any service contracts with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

Employment Agreements

          On June 15, 2000, we entered into an employment agreement with Mr. Eli Holtzman, our chief executive officer and a member of our board of directors, which was terminated in July 2002 and replaced by an agreement with a company wholly owned by Mr. Holtzman. Pursuant to this agreement, such company will provide us with the services of Mr. Holtzman. The agreement provides for the same economic terms as the previous agreement with Mr. Holtzman and for monthly payments. In addition, the agreement contains certain non-competition and confidentiality provisions. In the event we terminate the agreement, Mr. Holtzman’s company will be entitled to an amount equal to four monthly payments. The term of the agreement will continue until such time it is terminated by us, subject to our providing 90-days prior notice and immediately in the event of termination for cause. Mr. Holtzman’s company may terminate the agreement on a 90-days prior notice.

Approval of Related Party Transactions under Israeli Law

          The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, avoiding any competition with the company’s business, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person identified as a director or executive officer in the table Item 6.A. “Directors and Senior Management” is an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our audit committee and board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

          The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, as not being adverse to the company’s interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in certain cases). A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the matter which is considered is in the ordinary course of business of the company or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

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

          In addition, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are nothing but for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then, the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

          The above relief will not apply if one or more shareholder holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders’ approval as detailed above.

          In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital in a private placement in which twenty percent or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms - requires approval by the board of directors and the shareholders of the company.

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

          If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

          Regulations under the Israeli Companies Law provide that the Israeli Companies Law’s tender offer rules may not apply to a company as to which another law also applies, if in the opinion of the chairperson of the Israeli Securities Authority, the application of such regulations will impair the application of the foreign law or the lack of application of the Israeli regulations will not harm a reasonable investor.

Exculpation, Indemnification and Insurance of Directors and Officers

          Exculpation of Office Holders

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

          Insurance of Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person.

          In addition, in accordance with the Israeli Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder against:

—	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

—

reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against him and a financial liability was imposed on him in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—

reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings we instituted against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge in which he was convicted, provided such charge does not require proof of a culpable mental state.

          Indemnification of Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

—	a financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

—

reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—

reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings we instituted against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

          In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

—

Prospectively undertake to indemnify an office holder, provided that the undertaking is limited to types of events, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

—	Retroactively indemnify an office holder of our company.

          Limitations on Exculpation, Insurance and Indemnification

          These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

—

a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

—	any act or omission done with the intent to unlawfully yield a personal benefit; or

—	any fine imposed on the office holder.

          In addition, pursuant to the Israeli Companies Law, exculpation of an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if such office holder is a director, also by our shareholders.

          Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law.

          We currently maintain a directors’ and officers’ liability insurance policy providing coverage of not more than $5,000,000 for any one matter and in the aggregate. Our current directors ‘and officers’ liability insurance policy expires on July 31, 2006 and we are currently negotiating coverage under a new policy.

          In October 2003, we undertook to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5,000,000, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy. Our indemnification undertaking will automatically expire in the event we increase coverage under the directors’ and officers’ liability insurance policy to $10,000,000 or more. In the event that coverage under the policy is increased, the indemnification amount will decrease by the same amount, until expiration.

NASDAQ Exemptions for a Controlled Company

          We are a controlled company within the meaning of Rule 4350(c)(5), since Eurocom Holdings holds more than 50% of our voting power.

          Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rule 4350(c) effective as of July 31, 2005:

—	that the majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rules;

—

that the compensation of the chief financial officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors; and

—

that director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

NASDAQ Exemptions and Home Country Practices

          Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

          On June 27, 2005 we provided NASDAQ with a notice of non-compliance with Rule 4350. We informed NASDAQ that we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

—

The requirement that our independent directors will have regularly scheduled meetings at which only independent directors are present. Under Israeli law independent directors are not required to hold executive sessions.

—

The requirement that we distribute to shareholders, and file with NASDAQ, copies of an annual report containing audited financial statements of our company and its subsidiaries within a reasonable period of time prior to our annual meeting of shareholders. Under Israeli law, as a company that is publicly traded both in Israel and outside of Israel, we are not required to distribute such annual reports to our shareholders. Our annual report on Form 20-F and audited financial statements are available on our website (www.igld.com).

D.	EMPLOYEES

          At December 31, 2005, we and our wholly owned subsidiaries employed 305 full-time employees and 548 part-time employees, all of which were based in Israel. Of these 853 employees, 286 employees were employed in marketing and sales, 89 employees were employed in finance, operations, human resources and administration, 212 employees were employed in technical support and training, 185 employees were employed in customer service and 80 employees were employed in technical administration.

          At December 31, 2004, we and our wholly owned subsidiaries employed 357 full-time employees and 541 part-time employees, all of which were based in Israel. Of these 898 employees, 271 employees were employed in marketing and sales, 88 employees were employed in finance, operations, human resources and administration, 227 employees were employed in technical support and training, 232 employees were employed in customer service and 80 employees were employed in technical administration.

          At December 31, 2003, we and our wholly owned subsidiaries (including Smile.Media and IGI) employed 225 full-time employees and 428 part-time employees, all of which were based in Israel. Of these 653 employees, 172 employees were employed in marketing and sales, 63 employees were employed in finance, operations, human resources and administration, 179 employees were employed in technical support and training, 179 employees were employed in customer service and 60 employees were employed in technical administration.

          In addition, at December 31, 2005, our 50.1% owned subsidiary MSN Israel Ltd. employed 54 full-time employees and one part time employee. Of these 55 employees, 43 employees were employed in marketing, sales and business development, five employees were employed in finance, operations, human resources and administration and seven employees were employed in the technical division.

          At December 31, 2004, MSN Israel Ltd. employed 48 full-time employees. Of these 48 employees, 42 employees were employed in marketing, sales and business development, three employees were employed in finance, operations, human resources and administration and three employees were employed in the technical division.

          At December 31, 2003, MSN Israel Ltd. employed 40 full-time employees. Of these 40 employees, 34 employees were employed in marketing, sales and business development, three employees were employed in finance, operations, human resources and administration and three employees were employed in the technical division.

          Our relationships with our employees are governed by Israeli labor legislation and regulations, extension orders of the Ministry of Labor, labor courts judgments implementation and interpretation of such legislation and regulations and personal employment agreements. Israeli labor laws and regulations are applicable to all of our employees. The laws concern various matters, including severance pay rights at termination, retirement or death, length of the workday and workweek, minimum wages, overtime payments and insurance for work-related accidents. We currently fund most of our ongoing legal severance pay obligations by paying monthly premiums for our employees’ insurance policies.

          In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 13% of wages, up to a specified amount, of which the employee contributes approximately 66.0% and the employer contributes approximately 34.0%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes 5.0%.

          We and our employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Manufacturers’ Association of Israel, are applicable to our employees by “extension orders” of the Israeli Ministry of Labor and Welfare. These provisions principally concern periodic cost of living adjustments, procedures for dismissing employees, travel allowances, recuperation pay and other conditions of employment.

          Most of our permanent employees are employed under personal employment agreements with varying terms that include confidentiality and non-competition provisions. We believe that our relations with our employees are good.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

          The following table sets forth certain information as of June 26, 2006 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Shaul Elovitch (3)(4)	12,683,135	68.81%
Yossef Elovitch (3)(4)	–	–
Anat Winner (3)	–	–
Aliza Schloss (3)	–	–
Orly Guy (3)	–	–
Ronit Gotliv (3)	–	–
Eli Holtzman (3)	172,118	*
Doron Turgeman (3)	–	–
Zvika Shenfeld (3)	–	–
Ori Watermann (3)	–	–
Max Blumberg (3)	–	–
Tal Granot	–	–
All directors and executive officers as a group (12 persons)	12,855,253	69.74%

* less than 1 percent

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

(2)	The percentages shown are based on 18,431,500 ordinary shares issued and outstanding as of June 26, 2006.

(3)

The business addresses of Messrs. S. Elovitch, Y. Elovitch, Holtzman, Turgeman, Shenfeld, Watermann. Blumberg and Ms. Granot, Ms. Winner, Ms. Schloss, Ms. Guy and Ms. Gotliv is c/o Internet Gold – Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva, Israel.

(4)

Such ordinary shares are held directly by Euronet Communications, an Israeli company that is 100% owned by Eurocom Communications, which is 50.33% owned by Eurocom Holdings and 49% held in trust for four holding companies. Mr. Shaul Elovitch, our chairman, and the chairman of the board of directors of Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. An additional 0.67% interest in Eurocom Communications is owned directly by Mr. Shaul Elovitch. Due to Mr. Shaul Elovitch’s indirect ownership of Eurocom Communications and his positions as director in the above-mentioned companies, Mr. Shaul Elovitch is deemed to beneficially own the ordinary shares directly held by Euronet Communications Ltd.

Stock Option Plans

The 2005 Stock Option Plan

          In 2005 we established the 2005 Israeli Share Option Plan, or the 2005 Plan, which complies with the amended Section 102 of the Income Tax Ordinance, and authorizes the grant of options to purchase up to 540,000 of our ordinary shares with an exercise price of $4.50 per share. Employees, officers directors and consultants of our company and its subsidiaries are eligible to participate in the 2005 Plan. The 2005 Plan has a term of seven years and will terminate in July 2012. The execution of the 2005 Plan is subject to final approval by our board of directors. As of June 26, 2006, the board has not yet approved the final terms of the 2005 Plan and currently there are no outstanding grants under the 2005 Plan.

          Tax Treatment. The provisions of our 2005 Plan are designated to allow for the tax benefits promulgated under the Income Tax Ordinance. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2005 Plan will be taxable under the “capital gains path.” Pursuant to this path, the profit realized by an employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of such period, the profit is re-characterized as ordinary income. We will not be allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

          Euronet Communications is the direct holder of 68.81% of our outstanding shares. Accordingly, Euronet Communications controls our company. The following table sets forth certain information as of June 26, 2006, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Euronet Communications (3)	12,683,135	68.81%

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

(2)	The percentages shown are based on 18,431,500 ordinary shares outstanding as of June 26, 2006.

(3)

Such ordinary shares are held directly by Euronet Communications, an Israeli company that is 100% owned by Eurocom Communications, which is 50.33% owned by Eurocom Holdings and 49% held in trust for four holding companies. Mr. Shaul Elovitch, our chairman, and the chairman of the board of directors of Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. An additional 0.67% interest in Eurocom Communications is owned directly by Mr. Shaul Elovitch. Due to Mr. Shaul Elovitch’s indirect ownership of Eurocom Communications and his positions as director in the above-mentioned companies, Mr. Shaul Elovitch is deemed to beneficially own the ordinary shares directly held by Euronet Communications Ltd.

Significant Changes in the Ownership of Major Shareholders

          Mr. Shaul Elovitch, chairman of our board of directors, owns 80% of Eurocom Holdings, which holds a 50.33% controlling interest in Eurocom Communications. Mr. Shaul Elovitch holds an additional 0.67% interest in Eurocom Communications. Eurocom Communications, an Israeli company, owns 100% of Euronet Communication, an Israeli company that directly owns 68.81% of our ordinary shares.

          In July 2005, four Israeli holding companies, in which Mr. Shaul Elovitch has a 80% beneficial interest, purchased a 49% interest in Eurocom Communications from Arison Investments Ltd. Due to Mr. Shaul Elovitch’s ownership of Eurocom Holdings and the four holding companies, and his positions as director in Eurocom Holdings and these four companies, Mr. Shaul Elovitch is deemed to beneficially own the ordinary shares of our company directly held by Euronet Communications.

Major Shareholders Voting Rights

          Our major shareholders do not have different voting rights.

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of June 26, 2006, there were 41 holders of record of our ordinary shares, of which 38 record holders holding approximately 30.24% of our ordinary shares had registered addresses in the United States and two record holders holding approximately 69.74% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

B.	Related Party Transactions

          Messrs. Shaul Elovitch, chairman of our board of directors, and his brother Yossef Elovitch, a director of our company, also serve as directors of Eurocom Holdings and various of its affiliates, including Euronet Communications and together indirectly hold a majority of the outstanding shares of Eurocom Communications and Euronet Communications. During the past three years, we have entered into transactions with Eurocom Communications, Euronet Communications and several of their affiliates. We believe that the transactions with Eurocom Communications and its affiliates described below could have been entered into on comparable terms with unrelated parties and on an arm’s length basis.

Registration Rights Agreement

          In July 1999 we entered into a registration rights agreement with Eurocom Communications and our other then existing shareholders granting them the right to register their ordinary shares under the Securities Act. These registration rights include unlimited rights to request that their shares be included in any underwritten public offering of our ordinary shares, excluding any registration of employees’ shares on Form S-8, or a similar form. Additionally, as of February 4, 2000, the holders of a majority of such shares are entitled to demand, up to three times in aggregate, that we register their shares. As of August 4, 2000, the holders of a majority of these shares are also entitled to request that we effect a registration of their shares on a shelf registration statement once in any twelve-month period up to three times in aggregate. All expenses incurred in connection with these registrations, other than underwriters’ and brokers’ discounts and commissions, will be payable by us.

Other Arrangements

          In September 1999, we established Smile.Communications, an e-Commerce company, with a subsidiary of Eurocom Holdings and three additional minority shareholders. In December 2004 we purchased100% of Smile.Communications for NIS 1.1 million ($300,000), of which NIS 1 million ($230,000) was paid to Eurocom Holdings’ subsidiary.

          We currently lease 250 square meters of office space in Ramat-Gan, Israel from Eurocom Holdings. In 2005 we paid Eurocom Holdings NIS 214,000, (approximately $46,600) for such facilities as well as an additional NIS 79,000, (approximately $17,000) for related services. We also paid NIS 52,000, (approximately $11,300) to Eurocom Communications for the lease of our communication facilities in Ramat-Gan for the year 2005 and NIS 43,700, (approximately $9,500) to Eurocom Marketing for house committee services. In May 2006, we entered into a lease agreement with a non-related third party for the lease of a new facility, also in Ramat Gan, for our support department, instead of the above-mentioned facility.

          In 2005, we purchased NIS 875,000, (approximately $190,200) of advertising time from Radius Broadcasting Ltd., at market terms and prices. Radius Broadcasting is a subsidiary of Media Holdings EU Ltd., which is 85% indirectly held by Eurocom Holdings (on a fully diluted basis).

          In 2005, we purchased NIS 285,000, (approximately $61,900) of peripheral equipment from Eurocom Digital Systems Ltd. (formerly Telbit Ltd.) at market terms and prices.

          In 2005 we paid Eurocom Marketing NIS 184,000, (approximately $40,000) for lease of a warehouse facility in Rosh Ha’Ayin. We also paid Eurocom Marketing NIS 353,000, (approximately $76,000) for telephone devices we offered in one of our promotional programs.

          Since September 2003, Mr. Dani Elovitch, Mr. Yossef Elovitch’s son, is employed as a vice president of Smile.Communications.

          We provide Internet access services and other Internet-related services to related parties at market terms and prices. In addition we receive and render various services and products, including advertising on our MSN Israel portal, to and from related parties at market rates and in the ordinary course of business. None of these transactions are material to us or to our related parties. If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms. In addition, generally we will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

C.	Interests of Experts and Counsel

          Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

          See the consolidated financial statements, including the notes thereto, beginning of page F-1 and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

          In July 2005, a claim was filed against us by an Israeli company in the amount of approximately NIS 4.1 million, arising from a partnership between Bynet Data Communications Ltd., or Bynet, and us, relating to a project for connecting various educational institutions to the Internet. In September 2005, we submitted a statement of defense together with a counterclaim against Bynet for the sum of NIS 2.5 million. At this stage, we are unable to estimate the prospects of the claim.

          From time to time, claims arising in the ordinary course of our business are brought against us. In the opinion of our management, no currently existing claims which are not reserved in our financial statements will have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distribution

          We have never declared or paid any cash dividends to our shareholders. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. In addition, our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of our shareholders, which may decrease but not increase the amount proposed by the Board of Directors.

          According to the Israeli Companies Law, a company may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. In the event cash dividends are declared, such dividends will be paid in NIS.

B.	Significant Changes

          In January 2006, our subsidiary Smile.Media acquired 51% of the shares of Seret, the owner and operator of Seret Co. Il. (www.seret.co.il), an Israeli film portal that offers comprehensive information to movie fans in Israel, including current film showing times, professional and peer movie reviews, Hollywood gossip, chat, multi-player games etc. In addition, the site allows movie-goers to purchase their tickets online.

          In March 2006, Smile.Media acquired 51% of the shares of Yahala, the operator of yahala.co.il, one of Israel’s largest Arab-language portals. Yahala is a popular Internet portal that offers rich variety of content and services to Israel’s Arab-speaking sector, a segment that accounts for approximately 20% of Israel’s population, or 1.5 million individuals.

          In May 2006, Smile.Media has acquired the remaining 50% of Nirshamim. Having acquired an initial 50% ownership interest in March 2005, Smile.Media is now the sole owner of the Nirshamim academic portal.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

          The following table sets forth, for each of the years indicated, the range of high bid and low ask prices of our ordinary shares on the NASDAQ National Market or the NASDAQ Capital Market and the TASE:

	NASDAQ		TASE

Year	High	Low	High	Low

2001	$2.94	$0.50	-	-
2002	1.89	0.86	-	-
2003	7.62	1.11	-	-
2004	6.85	3.43	-	-
2005	8.15	4.60	NIS 35.89	NIS 21.36

Quarterly Stock Information

          The following table sets forth, for each of the full financial quarters in the years indicated, the range of high bid and low ask prices of our ordinary shares on the NASDAQ Capital Market or the NASDAQ National Market and the TASE:

	NASDAQ		TASE
2004	High	Low	High	Low

First Quarter	$5.73	$3.43	-	-
Second Quarter	6.29	4.46	-	-
Third Quarter	5.03	4.06	-	-
Fourth Quarter	6.85	4.07	-	-

2005	High	Low	High	Low

First Quarter	$8.15	$4.96	NIS35.89	NIS27.55
Second Quarter	7.30	5.40	31.50	24.52
Third Quarter	6.80	5.00	30.50	23.22
Fourth Quarter	6.32	4.60	29.00	21.36

Monthly Stock Information

          The following table sets forth, for the most recent six months, the range of high bid and low ask prices of our ordinary shares on the NASDAQ Capital Market or the NASDAQ National Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

December, 2005	$6.32	$4.99	NIS29.00	NIS23.49
January, 2006	6.67	5.82	31.16	25.30
February, 2006	6.75	5.63	32.00	26.55
March, 2006	6.15	5.26	27.80	24.51
April, 2006	6.59	5.70	30.40	25.60
May, 2006	6.80	5.25	31.50	24.05

B.	Plan of Distribution

          Not applicable.

C.	Markets

          Our ordinary shares were listed on the NASDAQ National Market under the symbol IGLD since our initial public offering on August, 1999 until July 21, 2001, at which date the listing of our ordinary shares was transferred to the NASDAQ Capital Market. Since February 4, 2005, our shares once again have been listed on the NASDAQ National Market. Since March 1, 2005, our ordinary shares have also been traded on the TASE.

D.	Selling Shareholders

          Not applicable.

E.	Dilution

          Not applicable.

F.	Expense of the Issue

          Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

          Not applicable.

B.	Memorandum and Articles of Association

Purposes and Objects of the Company

          We are a public company registered under the Israel Companies Law as Internet Gold – Golden Lines Ltd., registration number 52-004426-4. Pursuant to our memorandum of association, we were formed for the purpose of providing various services in the telecommunication industry and performing various corporate activities permissible under Israeli law.

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

The Powers of the Directors

          Under the provisions of the Israeli Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested, unless such proposal, arrangement or contract is in the ordinary course of business or the majority of directors are personally interested in such proposal, arrangement or contract. In the event the majority of the members of the board of directors have a personal interest in the proposed transaction, approval of our shareholders at a general meeting is required. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See “Item 6.A. Directors, Senior Management and Employees – Approval of Related Party Transactions Under Israeli Law.”

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

          Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors or affect the amount already distributed as an interim dividend. See “Item 8.A. Financial Information – Consolidated and Other Financial Information – Dividend Distribution.” The board of directors is entitled to invest or otherwise make use of all unclaimed dividends or other moneys payable in respect of a share, for our benefit until claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

          Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting for the term determined in the relevant category. See “Item 6.A. Directors, Senior Management and Employees – Election of Directors.” Eurocom Holdings, which is our controlling shareholder, is able to elect all our directors, except our outside directors, whose election requires the affirmative vote of at least one third of the shareholders who are non-controlling shareholders, or no more than 1% of said shareholders opposing the election of the outside directors. See “Item 7.A. Major Shareholders and Related Party Transactions – Major Shareholders.”

          Rights to share in the company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See “– Rights Attached to Shares – Dividend Rights.”

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

          Limitations on any existing or prospective major shareholder. See Item 6.A. “Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law.”

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

Annual and Extraordinary Meetings

          The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by (i) the board of directors, as it decides or upon a demand of any two directors or 25.0% of the directors, whichever is lower, or (ii) one or more shareholders holding in the aggregate at least 5.0% of our issued capital and 1.0% of our voting rights or one or more shareholders holding in the aggregate at least 10.0% of our voting rights. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See “– Rights Attached to Shares-Voting Rights.”

Limitations on the Rights to Own Securities in Our Company

          Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

          The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the boards’ of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also “Item 6A. Directors, Senior Management and Employees – Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law.”

Changes in Our Capital

          Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

C.	Material Contracts

          In March 1999 we entered into a ten-year lease ending in September 2009 for an office building in Petach Tikva, that is subject to a ten-year renewal option. The annual rent for the 4,470 square meter premises is approximately NIS 2.4 million, approximately ($520,000), linked to the rate of exchange of the U.S. dollar.

          In July 2003, we entered into a long-term agreement with 013 Barak, one of Israel’s three long distance carriers, to purchase rights of use for 14 international fiber optic lines (presented in our financial statements as a capital lease) until 2017, with the option to extend the agreement for an additional five year period. Until then, we leased international lines on a monthly basis at higher rates from various long-distance carriers. The total capacity of the lines is 2.2 GB. This increased capacity is required to meet the demand of our rapidly growing broad band customer base.

          In November 2005, we amended our long-term rights of use agreement with 013 Barak, to increase the number of our international fiber optic lines. According to the amendment, we are obliged to connect the four remaining international lines by December 31, 2007 and an additional seven international lines by December 31, 2012. This increased capacity is required to meet the demand of the high penetration of Internet broadband connections in Israel combined with the broader ADSL and cable connections in the market and in order to guarantee and improve our services.

          In April 2004, we entered into a long-term agreement with Bezeq International, one of Israel’s three long distance carriers (at that time), to purchase rights of use for one international fiber optic line for at least 13 years beginning in May 2004. In May 2004, we entered into an additional agreement with Bezeq International for an additional fiber optic line on the same terms. This increased capacity is required to meet the demand of our rapidly growing broadband customer base.

          During 2005, we entered into a collaboration with Mirapoint for the provision of anti-virus and anti-spam software licenses to our clients. Since 2000, Mirapoint has provided us with maintenance services for our mail server. Due to the increase in the demand for our value-add services, such as anti-virus and anti-spam services, the collaboration with Mirapoint has become more important to us.

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

          Israeli laws and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

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

Material Income Tax Considerations

          The following is a summary of the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us. The following also conta1ins a discussion of the material Israeli consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

          Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations

General Tax Structure

          General Corporate Tax Structure. On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) 2005. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%.

          Dividends received from another Israeli company are exempt (except for dividends derived from income earned outside of Israel). Furthermore, in Israel, individuals must pay income tax at graduated marginal rates from 10% to 44%. Nevertheless, a company or individual, i.e., a non-resident of Israel, may benefit from exemptions or reductions in respect of all or a portion of such Israeli taxes, under the provisions of an international tax treaty, such as the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income.

Taxation Under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments) (1985), or the Inflationary Adjustments Law, affects the taxation of earnings of Israeli companies and individuals, under certain circumstances. This statute attempts to overcome some of the problems presented to a traditional tax system by an economy undergoing rapid inflation, which was the case in Israel at the time the law was enacted. Israel’s inflation rate has been materially reduced in recent years.

          The Inflationary Adjustments Law is characterized by a high degree of complexity. Its main features can be described generally as follows:

          (a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets. Where a company’s equity, as defined in the law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. The unused portion that was carried forward may be deductible in full in the following year. If the depreciated cost of Fixed Assets exceeds a company’s equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

          (b) Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

          (c) Gains on the sale of certain traded securities are taxable in certain circumstances, subject to detailed rules which were modified as of January 1, 1999. Today, all Israeli companies, except certain companies in certain cases, are subject to reporting and taxation requirements under this law. From 2006 onwards, these gains will be taxable under the Israeli Income Tax Ordinance.

Israeli Tax Reforms

          The Israeli Income Tax Ordinance and regulations promulgated there under allow “Foreign-Invested Companies”, to adjust their tax returns based on exchange rate fluctuations of the shekel against the US Dollar rather than changes in the CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a “Foreign-Invested Company” is a company in which more than 25% of the share capital in terms of rights to distributions, voting and appointment of directors, and of the combined share capital, including shareholder loans and capital notes, is held by persons who are not residents of Israel and are considered a “Significant Shareholder.” A “Significant Shareholder” is a shareholder that holds directly or indirectly, including along with others, at least 10% of any means of control in the company. Pursuant to such reform interest, dividends and capital gain, including capital gain from the sale of securities listed on a stock exchange, will be taxed at an equable tax rate of 20% for individuals or 25% if the dividends receiver is a “Significant Shareholder”.

          In addition, the marginal tax rate on ordinary income of individuals shall be reduced gradually during the following years from 49% to 44% in 2010. Non-Israeli residents will be exempt from tax on capital gain derived from investment in Israeli companies, commencing on July 1, 2005 through December 31, 2008, even if the capital gain was derived after such period and without derogating from any other capital gain tax exemption applying to non-Israeli resident under Israeli law or under any applicable tax treaty.

Taxation of our Shareholders

          Capital Gains on Sales of Our Ordinary Shares. Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the devaluation of the shekel against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

          Dealers in securities in Israel are taxed at regular tax rates applicable to business income.

          Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

—	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

—	who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

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

          For residents of other countries, the purchaser of shares may be required to withhold 25% capital gains tax on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the seller’s country of residence.

          Under legislation which became effective on January 1, 2003, the capital gain from the sale of shares by non Israeli residents would be tax exempt in Israel as long as our shares are listed on the NASDAQ National Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, and (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign Exchange. If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2004 their sale would be subject to 35% so long as the shares are listed on a stock exchange, such as the NASDAQ National Market, which is recognized by the Israeli Ministry of Finance, and (B) for the period commencing January 1, 2005, the sale of the shares would be subject to a 20% tax if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. If we are delisted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 20% or 25% for a shareholder that is considered a Significant Shareholder, unless an exemption or other tax rate applies in accordance with a tax treaty between Israel and the shareholder’s country of residence.

          Non-residents of Israel are subject to tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income, such as income received for services rendered in Israel. We are required to withhold income tax at the rate of 25% with respect to passive income, unless a different rate or an exemption is provided in a tax treaty between Israel and the shareholder’s country of residence.

Stamp Duty

          Stamp duty used to apply in Israel until January 1, 2006 to various types of documents at various rates, depending primarily on the type of the document and the amount specified, or not, therein. In June 2003, the Israeli statute imposing the stamp duty was amended in a manner believed by many to significantly expand the tax basis. Following this amendment, the Israeli Tax Authority has increased enforcement of this statute. To date, we have not received a demand for payment of stamp duty following this amendment. We currently do not believe that any stamp duty that may be imposed on us as a result of this amendment would materially adversely affect our financial condition.

United States Federal Income Tax Consequences

          The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

—	broker-dealers,

—	financial institutions,

—	certain insurance companies,

—	real estate investment companies or real estate investment trusts,

—	investors liable for alternative minimum tax,

—	tax-exempt organizations,

—	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

—	persons who hold the ordinary shares through partnerships or other pass-through entities,

—	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

—	investors that actually or constructively own 10% or more of our voting shares, and

—	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging, constructive sale or conversion transaction.

          If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of the partnership and a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

          This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

—	For purposes of this summary, a U.S. Holder is:

—	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

—	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

—	an estate whose income is subject to U.S. federal income tax regardless of its source; or

—

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

          The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “-Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

          Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

          Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or, in the case of certain U.S. Holders, financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

          Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the Untied States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

          If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will be generally allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

          An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the “IRS”). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

          For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) if in taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

          If we are treated as a PFIC for any taxable year, dividends could not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund” (a “QEF election”) or to “mark-to-market” your ordinary shares, as described below, the following rules would apply:

—

you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

—

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

—	you would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

          Alternatively, if the ordinary shares qualify as “marketable stock” and you elect to “mark-to-market” your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

          Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals, which, under current law, is 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

          Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

          Any U.S. Holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

          An individual U.S. Holder of ordinary shares will generally be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

          We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

          As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. We intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

          This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.igld.com. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling (202) 551-8090. The Exchange Act file number for our Securities and Exchange Commission filings is 000-30198.

          The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 1 Alexander Yanai Street, Petach Tikva, Israel. We will provide a copy of this annual report containing our financial statements upon shareholders’ request.

I.	Subsidiary Information

          Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

          We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors.

          Effects of Currency Fluctuations. Most of our communications and advertising costs are quoted in dollars. Furthermore, if we expand our business into other countries, we may earn additional revenue and incur additional expenses in other currencies. Since June 2002, we are required by law to state our prices in NIS to our residential and SOHO customers.Since the NIS is the primary currency of the economic environment in which we and our subsidiaries operate, the NIS is our functional currency, and accordingly, monetary accounts maintained in currencies other than the NIS are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.

          Most of our cash and cash equivalents as of December 31, 2005, amounting to NIS 265.5 million, (approximately $57.7 million), are invested in dollar deposits earning annual interest of approximately 1% to 2%. Since we report our financial statements in NIS, we are subject to risks caused by fluctuations in the exchange rate between the dollar and Israeli currency.

          We also have a dollar denominated liabilities (rights of use-leasing obligations for our international lines). In future periods, our dollar assets (deposits) and our dollar denominated liabilities might commercially serve as partial economic hedge against future exchange rate fluctuations.

          We do not currently hedge against foreign currency exchange translation risks, but may in the future commence such hedging against specific foreign currency transaction risks. A hypothetical 10% depreciation in our major foreign currency rate (the dollar) against the NIS, with all other variables held constant, would result in an increase in our expected 2006 sales of NIS 8.9million, (approximately $1.9 million) and an increase in our 2006 net profit of NIS 4million, (approximately $900,000).

          Our convertible debentures are linked (principal and interest) to the CPI, a hypothetical 1% increase in the CPI would result in an increase in our expected financing expenses of approximately NIS 2.2 million and a hypothetical 1% decrease in the CPI would result in financing income of approximately NIS 2.2 million.

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

Material Modifications to the Rights of Security Holders

          None.

Use of Proceeds

          We sold 4,500,000 of our ordinary shares in our initial public offering in August 1999. The aggregate offering price of the shares sold was $54 million. The total expenses of the offering were approximately $6 million. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates. The net public offering proceeds to us, after deducting the total expenses were approximately $48 million. Such proceeds have been invested in marketable securities, and used in acquisition of other companies, businesses and financing subsidiaries, purchase and installation of equipment, repayment of indebtedness, provision of loans and for working capital purposes.

ITEM 15.	CONTROLS AND PROCEDURES

          Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

ITEM 16.	RESERVED.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that Ms. Anat Winner, one of our independent directors, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. For a brief listing of Ms. Winner’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

          The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,

Services Rendered	2005	2004

	Fees	Fees

Audit (1)	$158,466	$141,200
Audit-related (2)	-	-
Tax (3)	10,600	11,800
Other	-	-

Total	$169,066	$153,000

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)

Audit-related fees relate to Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

Pre-Approval Policies and Procedures

          Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

          Neither we, nor any “affiliated purchaser” of our company, purchased any of our securities during 2005.

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

          We have elected to furnish financial statements and related information specified in Item 17.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant.*
1.2	Articles of Association of the Registrant.*
2.1	Specimen of Share Certificate.*
2.2	Terms of Convertible Debentures Traded on Tel Aviv Stock Exchange***
2.3	Terms of Warrants Traded on Tel Aviv Stock Exchange***
4.1	Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman.*
4.2	Hebrew version and an English summary of Lease Agreement between Rivka and Avraham Veron and the Registrant dated March 1999.**
8	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Previously filed as exhibit to the Registrant’s Registration Statement on Form F-1, Registration No. 333-10576, and incorporated herein by reference.

** Previously filed as an exhibit to the Registrant’s annual report on Form 20-F for the year ended December 31, 2000, Commission File No. 0-30198, and incorporated herein by reference.

***Previously filed as exhibit to the Registrant’s Registration Statement on Form 6-K, dated April 11, 2005, and incorporated herein by reference.

Internet Gold – Golden Lines Ltd.
Financial Statements as at December 31, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Internet Gold – Golden Lines Ltd.

We have audited the accompanying consolidated and company balance sheets of Internet Gold – Golden Lines Ltd. (hereinafter - the “Company”) as of December 31, 2005 and 2004, and the related consolidated and company statements of operations, changes in shareholders’ equity and cash flows, for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations, the changes in shareholders’ equity and its cash flows for each of the years in the three year period ended December 31, 2005, in conformity with generally accepted accounting principles in Israel.

As explained in Note 2C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel

June 25, 2006

Balance Sheets – Consolidated and Company

Reported Amounts

						Convenience translation into US Dollars (Note 2E)

		Consolidated		Company		Consolidated

		December 31 2005	December 31 2004	December 31 2005	December 31 2004	December 31 2005

	Note	NIS thousands				US$ thousands

Current assets
Cash and cash equivalents	3	265,488	75,637	261,910	75,323	57,676
Short-term investment		804	-	-	-	175
Trade receivables, net	4	67,988	52,682	50,135	37,723	14,770
Other receivables	5	12,201	8,948	10,551	7,408	2,651
Deferred taxes	17	1,111	2,564	-	-	242

Total current assets		347,592	139,831	322,596	120,454	75,514

Investments
Investments in investee companies	6	75	-	20,611	16,821	16
Deferred taxes	17	40	22	-	-	9
Other investments		200	-	200	-	43

		315	22	20,811	16,821	68

Property and equipment, net	7	36,222	40,583	32,184	36,075	7,869

Other assets and deferred charges	8	117,889	114,956	112,084	112,253	25,611

Assets allocated to discontinued operation	20	-	4,631	-	-	-

Total assets		502,018	300,023	487,675	285,603	109,062

/s/ Eli Holtzman	/s/ Doron Turgeman

Eli Holtzman	Doron Turgeman
Chief Executive Officer and Director	Chief Financial Officer

Date of signature: June 25, 2006

Balance Sheets – Consolidated and Company

Internet Gold – Golden Lines Ltd.

						Convenience translation into US Dollars (Note 2E)

		Consolidated		Company		Consolidated

		December 31 2005	December 31 2004	December 31 2005	December 31 2004	December 31 2005

	Note	NIS thousands				US$ thousands

Liabilities
Current liabilities
Short-term bank loans	9	12,684	10,950	11,951	7,668	2,756
Accounts payable	10	55,987	73,383	51,589	69,414	12,163
Other payables	11	23,877	13,784	16,527	8,742	5,187
Accrued liabilities from marketable securities		1,045	-	-	-	227

Total current liabilities		93,593	98,117	80,067	85,824	20,333

Long-term liabilities
Long-term loans and other long-term obligations	12	33,570	72,117	33,495	72,111	7,292
Deferred revenues		-	3	-	3	-
Liability for severance pay, net	13A	7,506	6,240	6,764	5,772	1,631
Convertible debentures	14	218,676	-	218,676	-	47,507

Total long-term liabilities		259,752	78,360	258,935	77,886	56,430

Liabilities allocated to discontinued operation	20	-	1,653	-	-	-

Shareholders’ equity
Ordinary shares, NIS 0.01 par value (501,000,000 shares authorized; 18,431,500 shares issued and fully paid)		197	197	197	197	43
Additional paid in capital		216,864	215,040	216,864	215,040	47,114
Proceeds from option warrants as at December 31, 2005		6,675	-	6,675	-	1,450
Accumulated deficit		(75,063)	(93,344)	(75,063)	(93,344)	(16,308)

Total shareholders’ equity		148,673	121,893	148,673	121,893	32,299

Total liabilities and shareholders’ equity		502,018	300,023	487,675	285,603	109,062

The accompanying notes are an integral part of the financial statements.

Statements of Operations – Consolidated and Company

Internet Gold – Golden Lines Ltd.

		Consolidated			Company			Convenience translation into US Dollars (Note 2E) Consolidated

		Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005

		Reported Amounts*	Reported Amounts*	Adjusted Amounts**	Reported Amounts*	Reported Amounts*	Adjusted Amounts**

	Note	NIS thousands (except for per share data)						US$ thousands

Revenues	16A	297,707	219,577	179,642	247,616	180,343	157,394	64,677

Costs and expenses:
Cost of revenues	16B	159,943	96,820	92,871	141,248	80,819	78,008	34,748
Selling and marketing expenses	16C	75,710	73,155	41,393	62,898	65,842	42,538	16,448
General and administrative expenses	16D	33,156	24,258	21,908	24,607	19,810	18,959	7,203

Total costs and expenses		268,809	194,233	156,172	228,753	166,471	139,505	58,399

Income from operations		28,898	25,344	23,470	18,863	13,872	17,889	6,278
Financing income (expenses), net	16E	(9,403)	122	(3,235)	(8,291)	2,452	587	(2,043)
Other (expenses) income, net		237	(1,077)	(2,592)	188	503	17	51

Income from continued operations before income taxes		19,732	24,389	17,643	10,760	16,827	18,493	4,286
Tax expenses (income)	17	1,451	(301)	(1,935)	-	-	-	315

Income after tax expenses		18,281	24,690	19,578	10,760	16,827	18,493	3,971
Company’s share in net income (loss) of investees		-	(396)	(1,538)	7,521	7,467	(453)	-

Income from continued operations		18,281	24,294	18,040	18,281	24,294	18,040	3,971
Company’s share in loss of a subsidiary from discontinued operations	20	-	(4,763)	(3,737)	-	(4,763)	(3,737)	-

Net income		18,281	19,531	14,303	18,281	19,531	14,303	3,971

Income (loss) per share, basic and diluted
Net income per NIS 0.01 par value of shares (in NIS) from continuing operations		0.99	1.32	0. 98	0.99	1.32	0.98	0.22

Net loss per NIS 0.01 par value of shares (in NIS)from discontinued operation		-	(0.26)	(0. 20)	-	(0.26)	(0.20)	-

Net income per NIS 0.01 par value of shares (in NIS)		0.99	1.06	0.78	0.99	1.06	0.78	0.22

Weighted average number of shares outstanding (in thousands)		18,432	18,432	18,432	18,432	18,432	18,432	18,432

*	Adjustment to the effect of inflation was discontinued as from the CPI of December 2003.

**	Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Shareholders’ Equity

Internet Gold – Golden Lines Ltd.

	Share capital (*)
			Additional paid-in capital	Proceeds from option and warrants
	Number of shares	Amount			Accumulated Deficit	Total

	NIS 0.01 par value		NIS thousands

	Adjusted amounts***

Balance as of January 1, 2003	18,431,500	197	215,040	-	(111,469)	103,768

Changes during 2003:

Net income for the year	-	-	-	-	14,303	14,303

Balance as of December 31, 2003	18,431,500	197	215,040	-	(97,166)	118,071

	Reported amounts**

Balance as of January 1, 2004	18,431,500	197	215,040	-	(97,166)	118,071

Changes during 2004:

Capital reserve from purchase of investee company	-	-	-	-	(15,709)	(15,709)

Net income for the year	-	-	-	-	19,531	19,531

Balance as of December 31, 2004	18,431,500	197	215,040	-	(93,344)	121,893

Changes during 2005:

Issuance of warrants	-	-	-	8,499	-	8,499
Expired warrants	-	-	1,824	(1,824)	-	-
Net income for the year	-	-	-	-	18,281	18,281

Balance as of December 31, 2005	18,431,500	197	216,864	6,675	(75,063)	148,673

*	Number of authorized shares - 501,000,000

**	Adjustment to the effect of inflation was discontinued as from the CPI of December 2003.

***	Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows – Consolidated and Company

Internet Gold – Golden Lines Ltd.

	Consolidated			Company			Convenience translation into US Dollars (Note 2E) Consolidated

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005

	Reported Amounts*	Reported Amounts*	Adjusted Amounts**	Reported Amounts*	Reported Amounts*	Adjusted Amounts**

	NIS thousands						US$ thousands

Cash flows from operating activities:
Net income	18,281	19,531	14,303	18,281	19,531	14,303	3,971

Adjustments to reconcile net income to net cash provided by operating activities:
Net loss from discontinued operations	-	4,763	3,737	-	4,763	3,737	-
Depreciation and amortization	27,630	21,856	16,219	23,855	19,445	13,621	6,003
Increase in liability for termination of employer - employee relations, net	1,266	1,284	1,147	992	1,249	1,060	275
Company’s share in net loss (income) of investees	-	396	1,538	(7,521)	(7,467)	453	-
Accrued interest on long -term loans	2,180	(2,161)	(374)	5,870	1,196	(4,012)	474
(Gain) loss on sale of property and equipment	(237)	(382)	16	(188)	(413)	16	(51)
Impairment of investments	-	1,551	2,609	-	-	-	-
Deferred taxes	1,451	(301)	(1,935)	-	-	-	315
Accrued interest on Debentures	14,101	-	-	14,101	-	-	3,063
Profit from marketable securities	(2,251)	-	-	-	-	-	(489)
Changes in assets and liabilities, net of effect of acquired companies and discontinued operations:
Increase in trade receivables	(15,027)	(15,041)	(4,362)	(12,412)	(11,122)	(918)	(3,263)
Increase in other receivables	(3,945)	(2,158)	(2,548)	(3,822)	(2,962)	(1,189)	(857)
(Decrease) increase in accounts payable	(7,151)	11,774	***(3,290)	(8,117)	12,610	(775)	(1,554)
Increase (decrease) in other payables	3,499	(2,927)	***2,112	1,202	(1,166)	(797)	760

Net cash provided by continued operating activities	39,797	38,185	29,172	32,241	35,664	25,499	8,647
Net cash provided by in discontinued operating activities	2,978	-	-	-	-	-	647

Net cash provided by operating activities	42,775	38,185	29,172	32,241	35,664	25,499	9,294

*	Adjustment to the effect of inflation was discontinued as from the CPI of December 2003.

**	Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

***	Reclassified

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows – Consolidated and Company

Internet Gold – Golden Lines Ltd.

	Consolidated			Company			Convenience translation into US Dollars (Note 2E) Consolidated

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005

	Reported Amounts*	Reported Amounts*	Adjusted Amounts**	Reported Amounts*	Reported Amounts*	Adjusted Amounts**

	NIS thousands						US$ thousands

Cash flows from investing activities:
Acquisition of property and equipment	(15,421)	(22,830)	(13,450)	(12,797)	(23,210)	(13,119)	(3,350)
Proceeds from sales of property and equipment	775	1,266	65	516	1,046	65	168
Grant of long-term loans to investee company	-	(30,500)	-	-	-	-	-
Repayment of long-term loans	-	4,741	1,079	-	4,741	1,079	-
Investment in investee companies	-	-	(6,474)	-	(32,540)	(9,624)	-
Investment in other assets	(4,279)	***(67,889)	(51,926)	(1,000)	(67,898)	(50,598)	(930)
Payments on account of purchase of shares	(385)	***(1,331)	-	(200)	-	-	(84)
Acquisition of proportionately consolidated investee company (Appendix A)	(150)	-	-	-	-	-	(33)
Acquisition of proportionately consolidated investee company (Appendix B)	(1,122)	-	-	-	-	-	(244)
Acquisition of former investee company (Appendix C)	-	(1,122)	-	-	-	-	-
Proceeds from short-term investment, net	2,492	-	-	-	-	-	541

Net cash used in investment activities	(18,090)	(117,665)	(70,706)	(13,481)	(117,861)	(72,197)	(3,932)

Cash flows from financing activities:
Changes in short-term bank loans	(5,375)	3,549	(4,717)	(2,824)	5,844	4	(1,168)
Receipt of long-term loans under lease agreement	-	81,039	60,181	-	81,039	60,181	-
Receipt of long-term loans from bank	-	30,500	-	-	30,500	-	-
Repayment of long-term loans under lease agreement	(40,870)	(41,862)	(17,184)	(40,760)	(41,523)	(16,869)	(8,879)
Issuance of warrants net of issuance expenses	8,499	-	-	8,499	-	-	1,846
Issuance of convertible debentures net of issuance expenses	202,912	-	-	202,912	-	-	44,083

Net cash provided by (used in) continued financing activities	165,166	73,226	38,280	167,827	75,860	43,316	35,882
Net cash provided by discontinued operations financing activities	-	-	-	-	-	-	-

Net cash provided by (used in) financing activities	165,166	73,226	38,280	167,827	75,860	43,316	35,882

*	Adjustment to the effect of inflation was discontinued as from the CPI of December 2003.

**	Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

***	Reclassified.

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows – Consolidated and Company

Internet Gold – Golden Lines Ltd.

	Consolidated			Company			Convenience translation into US Dollars (Note 2E) Consolidated

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005

	Reported Amounts*	Reported Amounts*	Adjusted Amounts**	Reported Amounts*	Reported Amounts*	Adjusted Amounts**

	NIS thousands (except for per share data)						US$ thousands

Changes in cash and cash equivalents	189,851	(6,254)	(3,254)	186,587	(6,337)	(3,382)	41,244

Cash and cash equivalents at beginning of year	75,637	81,891	85,145	75,323	81,660	85,042	16,432

Cash and cash equivalents at end of year	265,488	75,637	81,891	261,910	75,323	81,660	57,676

Non-cash investing activities:
Accounts payable in respect of fixed assets	687	3,337	2,352	687	3,283	2,255	149

Investment in subsidiary	-	-	(4,252)	-	-	-	-

Capital reserve from purchase of investee company from a related party	-	15,709	-	-	15,709	-	-

Appendix A

Proportionate consolidation of investee company
Operating capital, net of cash	68	-	-	-	-	-	14
Property and equipment, net	(5)	-	-	-	-	-	(1)
Grant of long-term loan	(75)	-	-	-	-	-	(16)
Long-term liabilities	75	-	-	-	-	-	16
Portal	(213)	-	-	-	-	-	(46)

	(150)	-	-	-	-	-	(33)

Appendix B

Proportionate consolidation of investee company
Operating capital, net of cash	(67)	-	-	-	-	-	(15)
Property and equipment, net	(5)	-	-	-	-	-	(1)
Portal	(1,050)	-	-	-	-	-	(228)

	(1,122)	-	-	-	-	-	(244)

*	Adjustment to the effect of inflation was discontinued as from the CPI of December 2003.

**	Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

Statements of Cash Flows – Consolidated and Company

Internet Gold – Golden Lines Ltd.

	Consolidated			Company			Convenience translation into US Dollars (Note 2E) Consolidated

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005

	Reported Amounts*	Reported Amounts*	Adjusted Amounts**	Reported Amounts*	Reported Amounts*	Adjusted Amounts**

	NIS thousands (except for per share data)						US$ thousands

Appendix C
Consolidation of former investee company
Operating capital, net of cash	-	3,878	-	-	-	-	-
Property and equipment, net	-	(2,125)	-	-	-	-	-
Other assets	-	(700)	-	-	-	-	-
Assets allocated to discontinued operations	-	(4,631)	-	-	-	-	-
Liabilities allocated to discontinued operations	-	1,653	-	-	-	-	-
Long-term liabilities	-	28	-	-	-	-	-
Capital reserve from purchase of investee company from a related party	-	(15,709)	-	-	-	-	-
Investment in investee	-	16,484	-	-	-	-	-

	-	(1,122)	-	-	-	-	-

*	Adjustment to the effect of inflation was discontinued as from the CPI of December 2003.

**	Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

The accompanying notes are an integral part of the financial statements.

Notes to the Financial Statements

Internet Gold – Golden Lines Ltd.

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 1 –	General

Internet Gold – Golden Lines Ltd. (hereinafter “the Company”) was incorporated in Israel in 1992. since 1996, the Company has operated as a provider of internet services, tailored to meet the needs of residential and business subscribers, including internet access and related value-added services, as well as content through portals. The Company launched its International Telephone Service (ITS) under the brand “015” in August 2004. The license to provide ITS was granted for 20 years.

Internet Gold is a public company and its ordinary shares currently trade on the NASDAQ National Market and on the Tel-Aviv Stock Exchange (TASE).

During April 2005, the Company completed an oversubscribed offering of convertible debentures through the TASE (See Note 14).

Note 2 –	Reporting Principles and Accounting Policies

	A.	Basis of preparation of financial statements

These financial statements are prepared in accordance with generally accepted accounting principles in Israel. See Note 21 for a reconciliation to generally accepted accounting principles in the United States.

	B.	Definitions

In these financial statements -

	(1)	The Company Internet Gold - Golden Lines Ltd.

	(2)	The Group - Internet Gold - Golden Lines Ltd. and its investee companies as specified in Annex A list of Group Companies.

	(3)	Subsidiary - A company the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

(4)

Proportionately consolidated company - A company, including a partnership or joint venture, the financial statements of which are partially (proportionately) consolidated, directly or indirectly, with the financial statements of the Company.

	(5)	Affiliated company - A company, other than a subsidiary and a partnership or joint venture, the Company’s investment in which is stated, directly or indirectly, under the equity basis.

	(6)	Investee company - A subsidiary or affiliated company

	(7)	Related party - As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (hereinafter - the ICPAI).

	(8)	Interested party as defined in Paragraph (1) of the definition of an “interested party” in Section 1 of the Securities Law - 1968.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

	B.	Definitions (cont’d)

	(9)	Controlling shareholder - As defined in the Securities Regulations (Financial Statement Presentation of Transactions between a company and its controlling shareholder) - 1996.

	(10)	CPI - The Consumer Price Index as published by the Central Bureau of Statistics.

	(11)	Adjusted amount - the nominal historical amount adjusted in accordance with the provisions of Opinions 23, 34, 36 and 37 of the ICPAI.

(12)

Reported amount - The adjusted amount as at the transition date (December 31, 2003), with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

	(13)	Adjusted financial reporting - Financial reporting based on the provisions of Opinions 23, 34, 36, 37 and 50.

	(14)	Nominal financial reporting - Financial reporting based on reported amounts.

	C.	Financial statements in reported New Israeli Shekels (NIS)

In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12, “Discontinuance of Adjustment of Financial Statements”. Pursuant to this standard and in accordance with Accounting Standard No. 17 published in December 2002, the adjustment of financial statements was discontinued as of January 1, 2004. Up to December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. The Company has implemented the provisions of the standard and has accordingly discontinued the adjustments as of January 1, 2004.

1.

In the past the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the CPI. The adjusted amounts that are included in the financial statements as at December 31, 2003 constitute the starting point for the nominal financial report as of January 1, 2004. Any additions made during the period are included according to their nominal values.

	2.	Amounts of non-monetary assets do not necessarily reflect their realizable value or updated economic value, but only the reported amounts of such assets.

	3.	The term “cost” in these financial statements means the reported amount of cost.

	4.	All the comparative data for periods prior to January 1, 2004 is stated adjusted to the index at December 31, 2003.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

	C.	Financial statements in reported New Israeli Shekels (NIS) (cont’d)

Balance sheets:

	a.	Non-monetary items are stated at reported amounts.

	b.	Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

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

For the convenience of the reader, the reported NIS figures of December 31, 2005 and for the year then ended have been presented in U.S. Dollars thousands, translated at the representative rate of exchange as of December 31, 2005 (NIS 4.603 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter - $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

	F.	Principles of consolidation

The consolidated financial statements include those of the Company and all its subsidiary companies. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 –	Significant Accounting Policies (cont’d)

	G.	Exchange rate and Consumer Price Index data

	1.	Transactions in foreign currency

Transactions denominated in foreign currency are recorded upon their initial recognition according to the exchange rate in effect on the date of the transaction. Exchange rate differences arising upon the settlement of monetary items or upon reporting the Company’s monetary items at exchange rates that are different than those by which they were initially recorded during the period, or reported in previous financial statements, are charged to income or expenses.

	2.	Representative rates of exchange (as published by the Bank of Israel) and CPI (as published by the Israeli Central Bureau of Statistics) are as follows:

	Exchange rate of the $	Consumer Price Index

As of December 31, 2003	4.379	178.58 points
As of December 31, 2004	4.308	180.74 points
As of December 31, 2005	4.603	185.05 points

Changes during the:
Year ended December 31, 2003	(7.56)%	(1.88)%
Year ended December 31, 2004	(1.625)%	1.21%
Year ended December 31, 2005	6.85%	2.39%

H.	Cash and cash equivalents

The Company considers as cash equivalents all highly-liquid investments, including short-term bank deposits with an original maturity of three months or less, which are not encumbered by a lien.

I.	Short term investments

Derivative financial instruments, not held for hedging, are stated in the financial statements at their fair value. Changes in fair value are recognized as incurred as part of the financing item.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

J.	Allowance for doubtful accounts

The allowance for doubtful accounts represents management’s estimate of the aged receivable balance considered uncollectible, based on past experience.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 –	Significant Accounting Policies (cont’d)

	K.	Investments

Investee companies

Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated under the equity method, that is, at cost plus the Company’s share of the post-acquisition gains or losses.

	L.	Property and equipment

Property and equipment are stated at cost less depreciation.
Depreciation is calculated using the straight-line method, over the assets estimated useful lives.

Annual depreciation rates are as follows:

%

Network equipment and computers	25 – 33
Motor vehicles	15
Furniture and office equipment	6 – 15
Leasehold improvements	10

The cost of maintenance and repairs is charged to expenses as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

M.	Other assets and deferred charges

1.	Special content web sites

Certain costs relating to self construction of special content web-sites have been capitalized according to EITF-00-02 and amortized over a period of 18 months from completion of construction. Such capitalized costs are presented as part of other assets.

2.	Rights of Use (ROU) of international fiber optic lines

The Company signed a long-term agreement with two of its suppliers (see Note 15F). The ROU purchase is presented in the financial statements as a capital lease. Amortization is computed by the straight-line method over the term of the agreement (15 years) subject to technological obsolescence effects and impairment tests.

3.	Deferred charges

*

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

*

The Company granted the Ministry of Communication in Israel a guarantee related to the International telephone services license. The commission to the bank in regard with this guarantee is amortized over the term of the guarantee.

* The Company amortizes debenture issuance expenses over 8 years, under the effective interest method.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 –	Significant Accounting Policies (cont’d)

	N.	Deferred income

The deferred income in the consolidated financial statements is derived from Post Contract Customer Support (“PCS”) and from advertising services. Those revenues are recognized ratably over the period that services are provided.

	O.	Debentures convertible into shares

Debentures convertible into shares are included in the balance sheet based on the probability of their conversion, as provided in Opinion 53 of the Institute of Certified Public Accountants in Israel. Debentures, the conversion of which is not probable, are included as a liability at their amortized cost. Debentures, the conversion of which is probable, are stated between the items “long-term liabilities” and “shareholders’ equity”, in accordance with the higher of their amortized cost or cost. See Z(1) below. Debentures issuance expenses are presented as deferred charges. See also Note 2M3.

	P.	Revenue recognition

	(1)	Sales of products

Revenues from sales of products are recognized upon the delivery to the customer and the transfer of the principal risks and rewards arising from ownership over the sold products.

Revenues from the electronic commerce and “after sale” activity are recognized as the services are performed or when the goods are delivered, as applicable.

	(2)	Revenues from services

Revenues from services are recognized proportionately over the period of the agreement or upon the performance of the service if it is certain that the economic benefits attributed to the performance of the service will be received.

Most of the Company’s revenues from services are derived from Internet access. These revenues are recognized ratably over the period that services are provided. Other revenues include website hosting, advertising revenues and international telephony services. Revenues from website hosting are recognized as the services are performed. Advertising revenues are recognized on the straight-line basis over the term of the contract. Revenues from international carrier services are recognized according to minutes of traffic.

	(3)	Multiple element sale agreements

Revenues from sale agreements which do not include a general right of return and which include a number of elements such as: hardware, software and support agreements, are split into separate accounting units and are recognized separately with respect to each accounting unit. An element constitutes a separate accounting unit if, and only if, it has a separate value to the customer and there is reliable and objective evidence regarding the fair value of all the elements of the agreement/the fair value of undelivered elements. Elements that cannot be split into an accounting unit due to non-fulfillment of the conditions specified above are grouped together under one accounting unit. Revenues from the various accounting units are recognized when the conditions for recognizing the revenues from the elements included in that same accounting unit according to their type have been fulfilled, and only up to the amount of the consideration that is not contingent upon the completion/execution of the other elements of the contract.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 –	Significant Accounting Policies (cont’d)

	Q.	Revenue recognition (cont’d)

	(4)	Revenues from the sale of software

Revenues from the sale of software are recognized in accordance with American Statement of Position SOP 97-2 “Software Revenue Recognition” of the American Institute of Certified Public Accountants (as amended by SOP 98-9). According to the standard, revenues from the sale of software licenses are recognized when all the following conditions have been met: the software has been delivered to the customer, collection of the payment is probable, the amount of the contract has been or can be determined and there is objective and persuasive evidence of the contract and of the Company’s ability to allocate the consideration between the elements of the contract.

	R.	Income taxes

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

In the reporting period, the Company has reported profits and utilized a portion of the tax loss carryforward but, due to the uncertainty inherent in the intense competition in the market, the Company’s management cannot be reasonably assured as to the Company’s ability to further utilize the tax asset in the foreseeable future. Therefore, a valuation allowance has been provided to the full amount of these losses.

The Company believes that two of its subsidiaries will utilize their carryforward tax losses and therefore a deferred tax asset has been recorded in those subsidiaries (See Note 17F).

	S.	Financial instruments

The financial statements include disclosures relating to the fair value of financial instruments.

With regard to current financial assets and liabilities and long-term liabilities, there is no material difference between the value recorded in the Company’s books of account and their fair value.

	T.	Income (loss) per share

Income (loss) per share is computed based on the weighted average number of shares outstanding during each period not including share options granted, in accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel (the “ICPAI”).

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 –	Significant Accounting Policies (cont’d)

	U.	Software development costs

The development costs of software intended for internal use are treated according to SOP 98-1 “Accounting for the Costs of Computer Software Development or Obtained for Internal Use” of the American Institute of Certified Public Accountants. Accordingly, the costs of developing software for internal use are capitalized after the phase of the preliminary planning has been completed and when it is anticipated that the project will be completed and the software will be used to achieve its designated purposes. Capitalization is discontinued when the software is essentially completed and ready for its designated use. Capitalized software development costs are amortized by the straight-line method over the anticipated economic life of the software.

	V.	Impairment of assets

In February 2003, the Israel Accounting Standards Board (the - IASB) published Accounting Standard No. 15 - “Impairment of Assets”. The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

The Standard applies to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the “from hereon” method.

	W.	Segment reporting

Segment reporting is represented according to Accounting Standard No. 11 of the IASB.

	X.	Discontinued operations

Discontinued operations are presented in accordance with Accounting Standard No. 8 of the IASB and are separated from the information regarding continuing operations.

	Y.	Disclosure of effect of new accounting standard

In July 2004, the IASB published Accounting Standard No. 19, “Taxes on Income”. The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. There was no material impact as the result of the implementation of the standard on the Company results of operation, financial position and cash flows.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2   –    Significant Accounting Policies (cont’d)

Z.	Disclosure of effects of new accounting standards in the pre-application period

1.

In July 2005 the IASB published Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”. The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders’ equity, for classifying the interest, dividends, losses and gains related to them and the circumstances in which financial assets should be offset from financial liabilities. The new standard will apply to periods beginning on January 1, 2006 or thereafter. The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated. The effect of the standard will be the classification of the Company’s convertible debentures net of the issuance costs into a liability component and into equity component. The transition to the Standard will result in an increase in shareholders’ equity in the amount of NIS 8,937 due to the splitting of convertible debentures into a liability component and into a capital component and the classification of perpetual capital notes, a decrease in long-term liabilities in the amount of NIS 16,069 due to the splitting of convertible debentures as aforementioned.

2.

In September 2005, the IASB published Accounting Standard No. 24, “Share Based Payments”. The standard requires that transactions with share based payments, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the standard, transactions with share based payments in which goods or services are received will be recognized at their fair value. The Standard will apply to financial statements for periods beginning as from January 1, 2006. The impact of the adoption of Accounting Standard No 24 on our future results of operations cannot be predicted at this time, as it depends on levels of share-based payments for future grant (see Note 13B).

3.

In February 2006 the IASB published Accounting Standard No. 25, “Revenues” (hereinafter – the Standard). The Standard provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) of revenues deriving from the selling of goods, the rendering of services, and the use of the entity’s assets by others, which generate interest, royalties and dividends. The Standard provides that an entity is to measure its revenues according to the fair value of the proceeds received and/or the proceeds the entity is entitled to receive. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. An entity that in the past did not present its revenues according to the requirements of the Standard regarding the reporting of gross or net revenues, will implement the requirements of the Standard retroactively with respect to its revenues for all the periods reported as comparative figures in the financial statements for periods beginning from the date the Standard comes into effect. Assets and liabilities that are included in the financial statements as at December 31, 2005 at amounts different from those that would have been presented if the instructions of the Standard had been implemented will be adjusted as at January 1, 2006 to the amounts that would have been presented according to the instructions of this Standard. The effect of adjusting the amounts of assets and liabilities as at January 1, 2006 as aforementioned, will be recognized as a cumulative effect of change in accounting method. Other than the aforementioned, the comparative figures in the financial statements for periods beginning from the date the Standard comes into effect will be presented as in the past. Implementation of the new standard is not anticipated to have a material effect on the Company’s results of operations and financial position.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2   –    Significant Accounting Policies (cont’d)

Z.	Disclosure of effects of new accounting standards in the pre-application period (cont’d)

4.

In February 2006 the IASB published Accounting Standard No. 21, “Earnings per Share (hereinafter – the Standard). The Standard provides that an entity should calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and that the entity should calculate basic earnings per share with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share will be calculated by dividing the earnings or loss attributable to the ordinary shareholders outstanding during the period. In order to calculate the diluted earnings per share an entity will adjust the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares in respect of the effects of all the dilutive potential ordinary shares. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The instructions of the Standard are to be implemented retroactively on comparative earnings per share data for prior periods. Implementation of the new standard is not anticipated to have a material effect on the Company’s results of operations and financial position.

5.

In February 2006 the Israel Accounting Standards Board published Clarification No. 8, Reporting Revenues on a Gross or Net Basis” (hereinafter - “the Clarification”). The Clarification provides that an entity acting as an agent or intermediary without bearing the risks and enjoying the rewards arising from the transaction will present its revenues on a net basis. On the other hand, an entity acting as a principal supplier that bears the risks and enjoys the rewards arising from the transaction will present its revenues on a gross basis. The Clarification provides a list of indications that have to be examined in order to determine whether the revenues should be reported on a gross or net basis. The Clarification applies to financial statements for periods beginning on or after January 1, 2006. The entity is required to retroactively implement the instructions of the clarification with respect to its revenues for all the periods reported as comparative data, which were not treated as prescribed in the Clarification. Implementation of the new Clarification is not expected to have any effect on the results of operations and financial position of the Company

Note 3   –    Cash and Cash Equivalents

The Company holds its available funds in US$ Dollar short-term deposits bearing interest rates ranging from 1% to 2%.

	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Israeli shekels	208,966	306	205,388	-

US$	56,522	75,331	56,522	75,323

	265,488	75,637	261,910	75,323

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 4   –    Trade Receivables, Net

Trade receivables consist of:
	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Open accounts	54,770	43,750	38,405	29,102
Checks, debit orders and credit cards receivable	20,096	15,775	16,991	13,506

	74,866	59,525	55,396	42,608

Allowance for doubtful accounts	(6,878)	(6,843)	(5,261)	(4,885)

	67,988	52,682	50,135	37,723

Changes in the allowance for doubtful accounts were as follows:

	Consolidated	Company

Balance as of December 31, 2003	6,615	5,090

Additions charged to bad debt expenses	2,118	679
Write-downs charged against the allowance	(1,212)	(572)
Recoveries of amounts previously written off	(678)	(312)

Balance as of December 31, 2004	6,843	4,885

Additions charged to bad debt expenses	1,104	740
Write-downs charged against the allowance	(997)	(292)
Recoveries of amounts previously written off	(72)	(72)

Balance as of December 31, 2005	6,878	5,261

Note 5   –    Other Receivables

Other receivables consist of:
	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Prepaid expenses	7,574	6,762	6,975	6,230
Related parties (see Note 18)	2,540	1,213	1,663	429
Other	2,087	973	1,913	749

	12,201	8,948	10,551	7,408

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 6   –    Investments in Investee Companies

A.	Data in respect of the Company’s subsidiaries and affiliates is as follows:

(1)	Gold Trade Ltd. (GT)

GT, a wholly owned subsidiary, owns the e-commerce activity, the P-1000 Mega-Mall, which was launched on June 30, 2000. At the end of 2002, GT shifted its e-commerce activity to a tender site. As such, this activity is based on the receipt of commissions of approximately 7% of sales. The revenue is recorded on a net basis.

In December 2004, the Company acquired all of the shares of GT from a related party (Eurocom) and third parties.

The excess of consideration over GT’s value in the related party financial statements was recorded as a capital reserve.

As of December 31, 2005, Gold Trade had incurred losses of NIS 71.5 million ($ 15.5 million). Most of Gold Trade’s losses were covered by capital transfers.

The Company recorded its share of GT’s earnings amounting to NIS 2 million in 2005 (losses amounting NIS 5.16 million in 2004).

Regarding discontinuance of operations in 2004, see Note 20.

Subsequent to the balance sheet date as part of the reorganization of structure as explained in Note 19, GT changed its name to Smile Communications

(2)	MSN Israel Ltd. (MSN)

MSN Israel was established in April 2000, and is an independent company jointly owned by Internet Gold (50.1%) and The Microsoft Corporation (49.9%). This portal, with the same look and feel as MSN Worldwide, uniquely combines leading Israeli content and e-commerce providers and integrates with Microsoft’s leading network services such as Messenger, Hotmail (in Hebrew), Passport and Web Communities offering local users access to the most advanced online Internet services in the world.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 6   –    Investments in Investee Companies (cont’d)

A.	(cont’d)

(2)	MSN Israel Ltd. (MSN)(cont’d)

The Company recorded its share of MSN’s net income amounting to NIS 2 million in 2005 (NIS 2.2 million in 2004).

The Company has an obligation to finance up to $ 10 million of losses of MSN Israel, therefore, the Company is recording 100% of MSN’s losses and the recovery of the losses. The Company has already financed approximately $ 8.1 million as of balance sheet date (including an accumulated deficit of $ 6.4 million).

(3)	Internet Gold International Ltd. (IGI)

Established in January 2000 as a wholly owned subsidiary of Internet Gold, with a goal of becoming a regional Internet Group. IGI operates an international ISP service to customers outside Israel. The Company recorded its share of IGI’s profits amounting to NIS 1 million in 2005 (loss of NIS 0.5 million in 2004). The Company’s investment in IGI is in the form of a nominal non-interest bearing capital note plus loans amounting to NIS 5.3 million.

(4)	Gold Mind Ltd. (GM)

Established in January 2000 as a wholly owned subsidiary, this company is currently engaged in virtual magazine sales and the sale of other value-added services. In addition, Gold Mind is the owner of an Israeli Internet interactive games website - Vgames. At the end of 2004 GM acquired 50% of Start Net Ltd. which operates the Start portal from its former shareholder (including a loan) and the remaining 50% from MSN. As of December 31, 2005, GM holds 100% of Start’s shares.

In March 2005, GM acquired 50% of the shares of the Israeli portal Nirshamim. Nirshamim is one of Israel’s leading academic portals servicing the university and post-university sector. In May 2006, Gold Mind acquired the remaining 50% of Nirshamim. Having acquired an initial 50% ownership interest in March 2005, Gold Mind is now the sole owner of Nirshamin academic portal. In August 2005, GM acquired a 50% interest in Hype Active Media Ltd. ordinary shares (“Hype) and 50.1% of Hype’s management shares. Hype is the owner and operator of TIPO, Israel’s leading children’s portal. In December 2005, GM acquired 50.1% of a new portal named “TheMoney” which will offer a broad range of financial information to Israeli consumers. At the same time, GM together with the former owners of TheMoney incorporated TheMoney Interactive Ltd. a company 50.1% held by GM, that will operate TheMoney portal. The new portal is scheduled to be launched in 2006. The Company recorded its share of GM’s profits amounting to NIS 2.5 million in 2005 (profits of NIS 6.2 million in 2004).

Subsequent to the balance sheet date as part of the reorganization of structure as explained in Note 19, GM changed its name to Smile Media.

(5)	Start Net Ltd. (Start Net)

Start Net is a wholly owned subsidiary, it owns portal content-web communities offering local users access to the most advanced online internet services in the world. The Company recorded its share of Start Net profits amounting to NIS 2.7 million in 2005 (profits of NIS 3.8 million in 2004).

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 6   –    Investments in Investee Companies (cont’d)

B.	Investments in subsidiaries and proportionately consolidated investee companies consists of the following:

	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Cost of shares	-	-	24,046	24,046
Accumulated losses	-	-	(65,990)	(73,421)
Capital reserve from purchase of investee company	-	-	(15,709)	(15,709)

	-	-	(57,653)	(65,084)
Loans	75	-	78,264	81,905

	75	-	20,611	16,821

Note 7   –    Property and Equipment, Net

Property and equipment consists of:

A.	Consolidated

	Network equipment and computers	Furniture and office equipment	Motor vehicles	Leasehold improvements	Total

Cost:
As at December 31, 2004	100,825	23,109	3,575	13,005	140,514
Additions	7,719	3,373	439	549	12,080
Acquisition of proportionately consolidated company	4	6	-	-	10
Disposals	(315)	-	(3,199)	-	(3,514)

As at December 31, 2005	108,233	26,488	815	13,554	149,090

Depreciation:
As at December 31, 2004	72,908	13,807	2,816	10,400	99,931
Depreciation for the year	10,807	4,184	236	684	15,911
Disposals	(313)	-	(2,661)	-	(2,974)

As at December 31, 2005	83,402	17,991	391	11,084	112,868

Property and equipment, net
As at December 31, 2005	24,831	8,497	424	2,470	36,222

As at December 31, 2004	27,917	9,302	759	2,605	40,583

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 7   –    Property and Equipment, Net (cont’d)

B.	Company

	Network equipment and computers	Furniture and office equipment	Motor Vehicles	Leasehold improvements	Total

Cost:
As at December 31, 2004	86,422	22,257	2,591	10,326	121,596
Additions	6,000	3,126	438	637	10,201
Disposals	(32)	-	(2,360)	-	(2,392)

As at December 31, 2005	92,390	25,383	669	10,963	129,405

Depreciation:
As at December 31, 2004	61,653	13,220	2,108	8,540	85,521
Depreciation for the year	8,984	4,156	178	446	13,764
Disposals	(30)	-	(2,034)	-	(2,064)

As at December 31, 2005	70,607	17,376	252	8,986	97,221

Property and equipment, net
As at December 31, 2005	21,783	8,007	417	1,977	32,184

As at December 31, 2004	24,769	9,037	483	1,786	36,075

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 8 –	Other Assets and Deferred Charges

Consists of:
	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Web site construction for self use (see Note 2M (1))	10,259	7,029	219	219
Amortization of web sites	(7,461)	(5,925)	(219)	(219)

	2,798	1,104	-	-

Right of use of International Communication Lines (see Note 2M (2))	117,797	117,797	117,797	117,797
Less: amortization	(17,276)	(8,423)	(17,276)	(8,423)

	100,521	109,374	100,521	109,374

Portal acquired and goodwill	2,811	1,331	-	-
Less: amortization	(555)	(463)	-	-

	2,256	868	-	-

Debenture issuance expenses	8,243	-	8,243	-
Less: amortization	(1,084)	-	(1,084)	-

	7,159	-	7,159	-

Deferred charges and other (see Note 2M (3))	5,155	3,610	4,404	2,879

	117,889	114,956	112,084	112,253

Note 9 –	Short-Term Bank Loans

Short-term loans and credit from banks consist of:

	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Short-term loans at Prime*	5,507	10,817	4,774	7,598
Current maturities of long-term loans	7,177	133	7,177	70

	12,684	10,950	11,951	7,668

*	The Prime rate as of December 31, 2005 was 6% (December 31, 2004- 5.2%).

See Note 15C with regard to bank guarantees.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 10 –	Accounts Payable

	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Trade payables - open account	40,926	60,736	38,762	58,855
Trade payables abroad	2,307	1,195	2,307	1,195
Checks payable	3,306	4,258	2,999	3,201
Accrued expenses	9,448	7,194	7,521	6,163

	55,987	73,383	51,589	69,414

Note 11 –	Other Payables

Other payables consist of:

	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Employees and payroll accruals	7,059	7,197	5,519	5,399
Related parties (see Note 18)	3,842	2,211	2,433	1,399
Liability for vacation and recreation pay	2,059	1,905	1,702	1,682
Deferred income	4,016	2,205	194	107
Accrued interest	6,679	266	6,679	155
Other	222	-	-	-

	23,877	13,784	16,527	8,742

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 12 –	Long-Term Loans and Other Long-Term Obligations

Long-term loans and other long-term obligations under capital and operating leases are as follows:

		Consolidated		Company

	Interest rate	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Capital lease obligations:

Vehicles (linked to C.P.I.)	5%-7%	-	139	-	70
Less: current maturities		-	(133)	-	(70)

		-	6	-	-

International Communication Lines (linked to the US$ exchange rate)	*LIBOR +0.5%	45,310	82,040	45,310	82,040

Less: current maturities (presented as accounts payable)		(35,138)	(40,429)	(35,138)	(40,429)

		10,172	41,611	10,172	41,611

Other long-term loans	PRIME + 0.2%	30,575	30,500	30,500	30,500

Less: current maturities		(7,177)	-	(7,177)	-

		23,398	30,500	23,323	30,500

		33,570	72,117	33,495	72,111

* The LIBOR rate ranges from 3.1% to 4.8%.

Amortization of assets held under capital leases is included as part of depreciation expenses.

Aggregate maturities are as follows:

As at December 31 2005

2007	17,422
2008	7,177
2009	8,442
2010	529

33,570

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 13 –	Employee Benefits

A.	Liability for Severance Pay

The Company’s liability for termination of employer-employee relations is computed according to Israeli Labor Law on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is partially covered by deposits in executive insurance policies at insurance companies.

The Company’s net liabilities disclosed in the balance sheet represents the balance of the liability not funded as above:

	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Liability for severance pay	14,755	12,471	13,010	11,298
Less: amounts funded	(7,249)	(6,231)	(6,246)	(5,526)

	7,506	6,240	6,764	5,772

The expenses in respect of severance pay for the years ended December 31, 2005, 2004 and 2003 are NIS 1,266 (Company - NIS 992) NIS 1,631 (Company - NIS 1,395) and NIS 2,372 (Company - NIS 2,162), respectively.

	B.	Share-based payments

In 2005 the Company established the 2005 Israeli share Option Plan, or the 2005 Plan, which complies with the amended Section 102 of the Income Tax Ordinance, and authorizes the grant of options to purchase up to 540,000 of our ordinary shares with an exercise price of $4.50 per share. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2005 Plan. The 2005 plan has a term of seven years and will terminate in July 2012. The expedition of the Plan is subject to final approval or change by the board of directors.

As of balance sheet date and as of the date of the approval of the financial statements, the board has not yet approved the final terms of the Plan hence no grants were awarded under the Plan.

Note 14 –	Convertible Debentures

On March 1, 2005, the Company’s Board of Directors resolved to raise capital on the Tel Aviv Stock Exchange (TASE) by means of a public offering to the public in Israel only, by means of a prospectus.

The Offering consisted of 220,000,000 Debentures (Series A) together with 1,500,000 Stock Purchase Warrants (Series 1) together with 2,500,000 Stock Purchase Warrants (Series 2) offered to the public in 100,000 units by way of tender over the percentage of the Debentures’ interest. The interest rate set for the Debentures was 4%.

On March 30, 2005 the Company’s Board of Directors approved the final version of the Company’s prospectus and on April 11, 2005 the Company successfully completed an oversubscribed offering of the aforementioned securities through the Tel Aviv Stock Exchange (TASE).

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 14 –	Convertible Debentures (cont’d)

The securities offered under the Prospectus were as follows:

1.

220,000,000 Debentures (Series A) of NIS 1 par value, repayable (principal) in eight equal annual installments on April 1 of each of the years 2008 to 2015 (inclusive), bearing interest per year as was determined in the tender for the Debentures’ interest and linked (principal and interest) to the Israeli Consumer Price Index published on March 15, 2005 for February 2005. The interest will be paid every twelve months, on April 1 of each of the years 2006 to 2015 (inclusive). The Debentures are convertible to ordinary shares on each trading day, as of the day they are registered until March 16, 2015.

The conversion price will be NIS 40 of Debentures per one ordinary share until March 31, 2008 and NIS 50 of Debentures per one ordinary share from April 1, 2008 until March 31, 2015. Debentures (Series A) not converted into ordinary shares by March 16, 2015 (inclusive) will not grant their holder conversion rights.

2.

1,500,000 Stock Purchase Warrants (Series 1), registered in the name of their owners, were exercisable into ordinary shares of NIS 0.01 par value each, on each trading day as of June 1, 2005 until August 15, 2005 (inclusive). The exercise price was NIS 32 per one ordinary share. The Series 1 warrants expired and none were exercised.

3.

2,500,000 Stock Purchase Warrants (Series 2), registered in the name of their owners, are exercisable into ordinary shares of NIS 0.01 par value each, on each trading day as of June 1, 2005 until October 15, 2007 (inclusive), except for the 12th to the 16th day of each month. The exercise price will be NIS 40 per one ordinary share, linked to the Consumer Price Index. Stock Purchase Warrants (Series 2) not exercised into ordinary shares by October 15, 2007 (inclusive) will expire and become void and will not grant their holder any rights.

The Company attributed the composition of the proceeds from the offering as follows:

	%	NIS thousands

Convertible debentures	96	211,156

Stock Purchase Warrants (Series 1)*	1	1,898

Stock Purchase Warrants (Series 2)*	3	6,946

Total Price Per Unit	100	220,000

* Presented at NIS 8,588 thousand as part of shareholders equity net of issuance costs.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 –	Guarantees, Commitments and Contingent Liabilities

	A.	License and regulations

1.

The Company received a license from the Ministry of Communications in Israel (hereinafter “MOC”) on June 2, 2004 for a period of 20 years. The license grants the Company the right to provide international telephone services, subject to several conditions mentioned in the license.

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

3.

The Company expects to face competition in the future from companies that provide connections to consumers’ homes, such as telecommunications providers, digital broadcast satellite (hereinafter - “DBS”) providers and cable television companies as well as wireless communication companies. In 2002, the cable television companies received licenses to operate as ISPs.

The Company expects that the competition in the Internet industry will intensify, which, along with possible regulatory changes, may have an adverse effect on revenues and profitability.

	B.	Legal claims

1.

In July 2003 a lawsuit was filed against the Company by an Israeli company claiming an alleged breach of agreement. The lawsuit seeks damages of NIS 300. In the Company’s management view, after consulting with its legal consultants, the Company’s position is fairly well established. A provision of NIS 100 has been recorded.

2.

From time to time, claims arising from the normal course of business are brought against the Company. In the opinion of management, based on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 –	Guarantees, Commitments and Contingent Liabilities (cont’d)

	C.	Guarantees and assigned notes receivable

	December 31	December 31
	2005	2004

Guarantees in favor of:
Others*	11,200	10,892

	11,200	10,892

*

The amounts stated above represent the maximum undiscounted exposure to the Company, including a guarantee in the sum of NIS 10,111 in favor of the MOC related to the International telephony services license.

D.	Subsequent to the balance sheet date, the Company entered into a commitment to purchase network equipment amounting to approximately NIS 1,348.

E.	Leasing and rental agreements

1.

The Company leases office premises of 4,470 sq. m. for periods of up to ten years with a renewal option for an additional ten years. Future annual rental expenses under the agreement are approximately NIS 2,373 linked to the rate of exchange of the U.S. Dollar.

The Company’s support department rented from Eurocom Holdings a related party 250 square meters of office space in Ramat Gan, Israel. The facilities are leased until June 30, 2006(see Note 18A).

In addition, MSN, the Company’s subsidiary, was engaged in agreements for the lease of office premises of 325 sq. m. until December 31, 2003 (the termination of the first option period) for the year ended December 31, 2004 for the lease of 700 sq. m., and for the year ended December 31, 2005, for the lease of 800 sq. m. and since January 1, 2006 for the lease of 1,000 sq. m. This is a sub-lease from GT, the Company’s subsidiary. Future monthly rent for all the facilities leased by MSN is NIS 22.5 (US$ 4.9). Since January 1, 2004, MSN uses the premises on a month to month basis without renewing the lease agreement (this action is consistent with GT’s lease agreement).

The Company rented since January 1, 2005, other office premises of 382 sq. m. for a period of up to three years with a renewal option for an additional two years. Future annual rental expenses under the agreement are approximately NIS 236 linked to the rate of exchange of the US dollar.

The Company has also entered into lease agreements for several sites at which some of its communications equipment is located.

Rental expenses were NIS 3,465 (Company - NIS 3,079), NIS 2,670 (Company – NIS 2,310) and NIS 2,984 (Company - NIS 2,754), for the years ended December 31, 2005, 2004 and 2003, respectively.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 –	Guarantees, Commitments and Contingent Liabilities (cont’d)

	E.	Leasing and rental agreements (cont’d)

2.

The Group has entered into motor vehicle operating lease agreements for the lease of 159 motor vehicles (Company - 121 motor vehicles) for a period of three years. The Group deposited NIS 656 (Company - NIS 639) pursuant to the terms of the operating lease agreements.

Future minimum lease payments are as follows (assuming renewal options will not be exercised):

	Consolidated

	As of December 31, 2005

	Vehicle leases	Office leases

2006	3,626	3,123
2007	2,758	2,829
2008	312	2,593
2009 and thereafter	-	2,593

	6,696	11,138

F.	Special agreements

The Company has signed long-term agreements with Barak I.T.C. (1995) Ltd. and Bezeq International Ltd., two of Israel’s long distance carriers, to purchase Rights Of Use (ROU) for international fiber optic lines until the year 2017, with the option to extend the agreements for an additional five year period.

According to the agreement, the Company is obligated to pay ROU charges for each new leased international line ordered in respect of each circuit in thirty-six (36) monthly installments.

As of the balance sheet date, the Company operates 10 lines with Barak and an additional 2 lines with Bezeq International.

The Company presents the ROU purchase in its financial statements as a capital lease as part of other assets at the net sum of NIS 100,521.

Future installments –

2006	35,138
2007	10,172

45,310

In November 2005, the Company has amended its long-term Rights Of Use (ROU) agreement with Barak I.T.C. (1995) Ltd. increasing the number of international fiber optic lines. According to the amendment, the Company is obliged to connect the 4 remaining international lines by December 31, 2007 and additional 7 international lines by December 31, 2012. This increased capacity is required to meet the demand of the high penetration of Internet broadband connections in Israel combined with the broader ADSL and cable connections in the market and in order to guarantee and improve the Company services.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 –	Guarantees, Commitments and Contingent Liabilities (cont’d)

G.

The Board of Directors has resolved to indemnify the directors and officers of the Company in respect of damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors’ and officers’ liability insurance.

H.

The Company established with Microsoft an Israeli subsidiary: MSN Israel. The Company holds 50.1% of MSN Israel shares. The Company has an obligation to finance losses of MSN Israel up to US$ 10 million, therefore, the Company is recording 100% of MSN’s losses. The accumulated deficit of MSN Israel as at December 31, 2005 is NIS 30 million (US$ 6.5 million).

	I.	Royalties commitment

The Company is obligated to pay royalties to the MOC in respect of revenues from its international telephone services pursuant to the Bezeq Regulations (Royalties), 2001.

The royalties are primarily calculated at the rate of 3.5%. As at December 31, 2005, the maximum amount of the Company’s liability in respect of such royalties is estimated to be NIS 187 (US$40).

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 16 –	Additional Statement of Operations Data

A.	Revenues

Revenues consist of:

	Consolidated			Company

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003

Communication	246,579	* 184,844	* 157,892	241,975	* 175,631	* 154,521
Media	51,128	* 34,733	* 21,750	5,641	* 4,712	* 2,873

	297,707	219,577	179,642	247,616	180,343	157,394

* Reclassified

B.	Cost of revenues

Cost of revenues consists of:

	Consolidated			Company

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003

Communication services	74,506	29,985	32,920	71,947	27,950	32,882

Cost of goods sold	17,001	6,744	6,035	16,361	6,744	4,951

	91,507	36,729	38,955	88,308	34,694	37,833
Salaries and related expenses	34,584	32,440	28,358	28,361	27,233	24,292
Depreciation	13,230	10,683	10,421	9,717	8,571	7,941
Other	20,622	16,968	15,137	14,862	10,321	7,942

	159,943	96,820	92,871	141,248	80,819	78,008

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 16 –	Additional Statement of Operations Data

C.	Selling and marketing expenses

	Consolidated			Company

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003

Advertising and marketing expenses	32,403	40,751	17,512	29,485	39,844	21,680

Salaries and related expenses	40,463	29,200	21,177	31,338	23,907	18,460
Depreciation	2,075	2,091	2,398	2,075	2,091	2,398
Other	769	1,113	306	-	-	-

	75,710	73,155	41,393	62,898	65,842	42,538

D.	General and administrative expenses

	Consolidated			Company

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003

	NIS thousands

Salaries and related expenses	16,114	13,086	10,259	12,523	9,818	8,801
Professional fees	3,683	3,198	3,750	2,223	2,519	3,249
Postal and communication expenses	1,832	897	2,188	1,715	918	2,155
Provision for doubtful debts	1,032	828	80	668	367	(93)
Legal reserve, net	-	(672)	309	-	(672)	-
Depreciation	1,905	1,593	1,676	1,708	1,593	1,576
Office maintenance and rent	5,780	3,610	2,599	4,816	3,329	2,312
Other	2,810	1,718	1,047	954	*1,938	959

	33,156	24,258	21,908	24,607	19,810	18,959

          * Reclassified

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 16 –	Additional Statement of Operations Data (cont’d)

	E.	Financing income (expenses), net

          Financing income, net, consists of:

	Consolidated			Company

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003

Interest (expenses) income on short-term loans from banks and others	(4,112)	(171)	(187)	(344)	(137)	25
Exchange rate Differentials, net of interest on short-term bank deposits	9,680	79	(4,822)	9,665	79	(4,822)
Exchange rate Differentials, net of interest on long-term loans	(5,692)	133	537	(5,691)	200	537

Interest on debentures	(15,185)	-	-	(15,185)	-	-
Interest from marketable securities	2,687	-	-	(90)	-	-
Other, mainly derived from revaluation of trade receivables and trade payables	3,219	81	1,237	3,354	2,310	4,847

	(9,403)	122	(3,235)	(8,291)	2,452	587

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 17 –	Income Taxes

A.	Adjustments for inflation

The Income Tax Law (Inflationary Adjustments) – 1985 (hereinafter – the Law) is effective as from the 1985 tax year. The Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis. The various adjustments required by the aforesaid Law are designed to achieve taxation of income on a real basis. However, adjustment of the historical income pursuant to the provisions of the tax laws is not always identical with such adjustment for financial reporting purposes based on opinions published by the ICPAI. As a result, differences arise between the reported income appearing in the financial statements and the inflation adjusted income reported for tax purposes.

B.	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

(1)

On June 29, 2004 the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order) – 2004” (hereinafter – Amendment 140). The Amendment provides for a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onwards the tax rate will be 30%.

(2)	On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) 2005 (hereinafter – the Amendment).

The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax or 25%.

The current taxes and the deferred tax balances as at December 31, 2005 are calculated in accordance with the tax rates that were in effect after the aforementioned Amendment

C.	The Company has received final tax assessments up to and including the 1996 tax year.

D.

Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985, in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Index. Income is taxed at the regular corporate tax rate - 34% for 2005.

E.

The Company’s subsidiary IGI has been assessed by the tax authorities, which claim that IGI’s net operating losses on tax year 2001 amounting to NIS 7.9 million should be considered as capital losses. It is management’s opinion, based on the opinion of its external tax counsel, that it is premature to assess the outcome of this assessment.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 17 –	Income Taxes (cont’d)

F.	Reconciliation between the theoretical tax on the pre-tax reported income and the tax expense included in the books

A reconciliation of the theoretical tax expense computed on the pre-tax income at the statutory tax rate and the actual income tax provision is as follows:

	Consolidated			Company

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003

Income before income tax as per income statements	19,732	24,389	17,643	10,760	16,827	18,493

Primary tax rate	34%	35%	36%	34%	35%	36%

Tax calculated according to primary tax rate	6,709	8,536	6,351	3,658	5,889	6,657

Increase in tax resulting from:
Non-deductible expenses	453	1,053	451	340	420	420
Change in valuation allowance in respect of deferred taxes	(9,644)	(9,371)	(9,343)	(4,148)	(6,378)	(6,602)
Effect of change in tax rate	4,114	-	-	908	-	-
Other difference	(181)	(519)	606	(758)	69	(475)

	(5,258)	(8,837)	(8,286)	(3,658)	(5,889)	(6,657)

	1,451	(301)	(1,935)	-	-	-

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 17 –	Income Taxes (cont’d)

G.	Deferred taxes comprise:

	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Tax loss carryforward	28,777	39,545	300	4,401
Accrued employee rights	2,456	2,495	2,219	2,236
Allowance for doubtful accounts	2,090	2,362	1,631	1,661

Deferred tax asset	33,323	44,402	4,150	8,298
Valuation allowance	(32,172)	(41,816)	(4,150)	(8,298)

Net deferred tax asset	1,151	2,586	-	-

Deferred tax assets for future benefits are included where their realization is more likely than not.

The Group has an operating loss carryforward for tax purposes, as of December 31, 2005 of approximately NIS 96,120 (Company - NIS 970). The operating loss carryforward is linked to the Index and has no expiry date.

The Company’s management has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards or tax credits before their expiration.

In determining the potential requirement to establish a valuation allowance, the Company has evaluated all positive and negative evidence, including the work plans of the Group’s management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting its future forecasted taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, the Company has recorded a valuation allowance on its deferred tax assets, except for two of its subsidiaries.

Note 18 –	Related Parties

A.	Related party balances arise from the ordinary course of business and are as follows:

Related parties are comprised of principal shareholders (10% and over of the Company’s share capital) the Company’s management, immediate family members of the aforementioned and subsidiary and affiliated companies of the aforementioned.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 18 –	Related Parties (cont’d)

A.	Related party balances arise from the ordinary course of business and are as follows: (cont’d)

The Company conducts transactions with related parties as detailed below. Transactions with related parties are mainly as follows:

(a)	Purchase of office equipment for both self use and promotion and cellular mobile phones from related parties.

(b)	Rental of certain office premises from a related party.

(c)	Advertising through a related party radio station.

Related parties’ balances are presented as follows:

	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Debit balance (Note 5)	2,540	1,213	1,663	429
Credit balance (Note 11)	3,842	2,211	2,433	1,399

B.	Related party transactions were reflected in the statements of operations as follows:

	Consolidated		Company

	As at December 31 2005	As at December 31 2004	As at December 31 2005	As at December 31 2004

Revenues	1,498	3,290	2,541	1,870
Cost of revenues -
communications expenses	36	19	25	19
Participation in compensation and other expenses	-	110	(467)	(407)
Rental expenses	267	275	267	275
Selling and marketing expenses -
advertising expenses	1,525	3,365	490	4,614
General and administrative expenses
Participation in compensation and other expenses	1,028	972	(755)	417
Interest (income) expense	-	-	(2,673)	(2,013)
Acquisition of property and equipment	311	-	293	-

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 –	Segment Reporting

Since the Company is currently reorganizing its business activities into two focused businesses - Communication and Media, a strategic move designed to optimize the efforts of the Company’s specialized management, it has identified two reportable segments -

Communications - provision of Internet services and International Telephony Services - Internet Access, Value Added Services, International Telephony, and IT Integration businesses focus on the provision of high-quality services and support to individual and business end-users.

Media - website content provision, portal operating, search engines, lead-generation, e-Commerce and Paid Content.

The company reclassified its segment reporting in previous years to present the comparative data according to its new perception.

The company operates in one geographic area, i.e. Israel.

	Year ended December 31, 2005

	Communication(1)	Media(2)	Adjustments	consolidated

External revenues for the segment	246,579	51,128	-	297,707
Internal revenues for the segment	-	7,032	(7,032)	-

Total revenues for the segment	246,579	58,160	(7,032)	297,707

Income (loss) from operations	20,453	8,443	2	28,898
Financial expenses				(26,027)
Financial income				16,624
Other expenses, net				237
Company’s share in loss of a subsidiary from discontinued operations				-
Tax expense				(1,451)

Net income				18,281

Total assets for the segment	468,423	34,883	(1,288)	502,018

Total liabilities for the segment	344,476	84,602	(75,733)	353,345

Capital expenditure	10,201	5,082	-	15,283

Depreciation and amortization	23,877	3,753	-	27,630

(1)

Communication - Offering a wide range of Internet access and Internet services and selling products to the subscribers through a variety of online shopping and transactional opportunities and a wide range of International telephony services.

(2) Media - Internet Portals offers electronic advertising media.

Selling Internet content such as electronic newspaper, radio and other related media contents.

An e-commerce activity which enables the user to make transactions through the Internet.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 –	Segment Reporting (cont’d)

	Year ended December 31, 2004

	*Communication(1)	*Media (2)	Adjustments	consolidated

External revenues for the segment	184,844	34,733	-	219,577
Internal revenues for the segment	-	4,924	(4,924)	-

Total revenues for the segment	184,844	39,657	(4,924)	219,577

Income (loss) from operations	21,224	4,122	(2)	25,344
Financial expenses				(5,194)
Financial income				5,316
Other expenses, net				(1,077)
Company’s share in net loss of investees from continued operations				(396)
Company’s share in loss of a subsidiary from discontinued operations				(4,763)
Tax benefit				301

Net income				19,531

Total assets for the segment	269,396	33,288	(2,661)	300,023

Total liabilities for the segment	169,415	89,568	(80,853)	178,130

Capital expenditure	90,363	2,486	-	92,849

Depreciation and amortization	19,519	2,337	-	21,856

(1)

Communication - Offering a wide range of Internet access and Internet services and selling products to the subscribers through a variety of online shopping and transactional opportunities and a wide range of International telephony services.

(2)	Media - Internet Portals offers electronic advertising media.

Selling Internet content such as electronic newspaper, radio and other related media contents. An e-commerce activity which enables the user to make transactions through the Internet.

*	Reclassified

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 19 –	Segment Reporting (cont’d)

	Year ended December 31, 2003

	*Communication(1)	*Media (2)	Adjustments	Consolidated

External revenues for the segment	157,892	21,750	-	179,642
Internal revenues for the segment	899	6,339	(7,238)	-

Total revenues for the segment	158,791	28,089	(7,238)	179,642

Income from operations	20,209	3,256	5	23,470
Financial expenses				(10,831)
Financial income				7,596
Other expenses, net				(2,592)

Company’s share in net loss of investees				(1,538)

Company’s share in loss of a subsidiary from discontinued operations				(3,737)
Tax benefit				1,935

Net income				14,303

Total assets for the segment	197,869	16,653	(518)	214,004

Total liabilities for the segment	84,983	53,731	(50,487)	88,227
Excess liabilities over assets in investee companies for the segment	-	7,706	-	7,706

Total liabilities	84,983	61,437	(50,487)	95,933

Capital expenditure	62,020	1,756	-	63,776

Depreciation and amortization	13,705	2,521	(7)	16,219

(1)	Communication - Offering a wide range of Internet access and Internet services and selling products to the subscribers through a variety of online shopping and transactional opportunities.

(2)	Media - Internet Portals offers electronic advertising media.

Selling Internet content such as electronic newspaper, radio and other related media contents.

An e-commerce activity which enables the user to make transactions through the Internet.

*	Reclassified

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 20 –	Discontinued Operation

At the end of 2004, Gold Trade’s board of directors determined to close down all its operations except P-1000 e-commerce site. In addition, Gold Trade determined in June 2002 to close down its operation of importing merchandise that was sold through a self produced mail order catalog.

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

The assets and liabilities of the discontinued operation are as follows:

	As at December 31 2005	As at December 31 2004

	NIS thousands	NIS thousands

Assets attributable to discontinued operations
Trade receivables, net	-	4,463
Other receivables	-	168
Intangible asset - client list*	-	-

	-	4,631

* The intangible asset - client list was attributed to the ongoing operations.

Liabilities attributable to discontinued operations
Short-term bank loans	-	41
Account payable	-	944
Other payables	-	668

	-	1,653

The results of the discontinued operation are as follows:

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003

Company’s share in net loss of investees	-	(4,763)	(3,737)

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements

A.

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the net assets, income, shareholders’ equity or cash flows of the consolidated financial statements are set out below.

1.	Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively included in the past the effect of price level changes in the accompanying financial statements, as described in Note 2C. According to such Israeli accounting principles, the Company has discontinued the adjustment of the financial statements as of January 1, 2004.

U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in a reconciliation to U.S. GAAP.

2.	Liability for severance pay

Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2005 and 2004, such funded amounts were NIS 7,249 and NIS 6,231 respectively.

3.	Goodwill impairment

According to Israeli GAAP as prescribed in Accounting Standard 15, the affiliated company - “GT” wrote down a customer list to its recoverable value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life..

In the past, GT termed this asset as goodwill since there was no distinction between the titles. Under U.S. GAAP, GT cannot reclassify intangible assets derived from acquisitions unless it meets certain criteria stipulated in EITF D-100. Since this asset is considered to be goodwill under U.S. GAAP it was fully written off, after applying the impairment test that is prescribed in FAS142. In accordance with the said test that was applied on June 30, 2002 GT identified that the reporting unit to which the goodwill was attributed was impaired. When GT applied the second step of the impairment test GT determined that the implied fair value of the goodwill was zero since GT had to attribute fair value to the customer list that was not previously recorded.

4.	Changes in exchange rate

According to Israeli GAAP, the effects of changes in exchange rates in cash are reflected as cash flows from operating activities in the statement of cash flows.

Under U.S. GAAP, the effect of changes in exchange rates on cash are presented separately in the statement of cash flows (see Note 21B.3).

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

A.	(cont’d)

5.	Loans in respect of capital leases

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

6.	Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” This Interpretation addresses the consolidation by business enterprises of variable interest entities when the equity investors do not have the characteristics of a controlling financial interest (as defined in the Interpretation). In December 2003, the FASB issued Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” The FASB deferred the effective date for implementation of this Interpretation until fiscal years ending after March 15, 2004.

The Company, according to Israeli GAAP as prescribed in Opinion No. 57 of the Institute of Certified Public Accountants in Israel, treated the investment in its affiliated company GT as a subsidiary of the Company until December 31, 2001. For the years ended December 31, 2002 through December 31, 2003, the Company accounted for its investment under the equity method. The Company has consolidated GT as of December 31, 2004.

Under the provisions of FIN 46R, the Company was required to consolidate GT for all those years.

7.	Proportionate consolidation

Under Israeli GAAP, jointly-controlled entities are included in the consolidated financial statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly-controlled entities are accounted for under the equity method.

The effect of the difference is that under Israeli GAAP revenues and expenses will be higher than under U.S. GAAP. However, this difference has no effect on net income.

8.	Employee stock option plan – 1999

Under U.S. GAAP, in accordance with the Accounting Principles Board (hereinafter - “APB”) (No. 25, recording of compensation expense is required over the vesting period. Under the provisions of APB-25, based on the initial public offering price of US$ 12 per share, aggregate compensation expense is approximately NIS 2,666. As of December 31, 2004 the option expired according to the 1999 plan provisions.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

	B.	The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statements.

The following is summary of the significant adjustments to net income and shareholders’ equity which would have been required if U.S. GAAP had been applied instead of Israeli GAAP.

	1.	Consolidated Balance Sheets

	Consolidated			Consolidated

	December 31, 2005			December 31, 2004

	Israeli GAAP	GAAP reconciliation	U.S. GAAP	Israeli GAAP	GAAP reconciliation	U.S. GAAP

	Reported amounts*			Adjusted amounts**

Current assets
Cash and cash equivalents	265,488	-	265,488	75,637	-	75,637
Short-term investment	804	-	804	-	-	-
Trade receivables, net	67,988	-	67,988	52,682	4,631	57,313
Other receivables	12,201	-	12,201	8,948	-	8,948
Deferred taxes	1,111	-	1,111	2,564	-	2,564

Total current assets	347,592	-	347,592	139,831	4,631	144,462

Investments
Investments in investee companies	75	-	75	-	-	-
Deferred taxes	40	-	40	22	-	22
Other investments	200	-	200	-	-	-

	315	-	315	22	-	22

Restricted assets for employee termination benefits A(2)	-	7,249	7,249	-	6,231	6,231

Property and equipment, net	36,222	-	36,222	40,583	-	40,583

Other assets and deferred charges A(3)	117,889	(700)	117,189	114,956	(700)	114,256

Assets allocated to discontinued operation	-	-	-	4,631	(4,631)	-

Total assets	502,018	6,549	508,567	300,023	5,531	305,554

*	Adjustment to the effect of inflation was discontinued as from the CPI of December 2003.

**	Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

	B.	The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont’d)

	1.	Consolidated Balance Sheets (cont’d)

	Consolidated			Consolidated

	December 31, 2005			December 31, 2004

	Israeli GAAP	GAAP reconciliation	U.S. GAAP	Israeli GAAP	GAAP reconciliation	U.S. GAAP

	Reported amounts*			Adjusted amounts**

Liabilities
Current liabilities
Short-term bank loans	12,684	-	12,684	10,950	-	10,950
Accounts payable	55,987	-	55,987	73,383	1,653	75,036
Other payables	23,877	-	23,655	13,784	-	13,784
Marketable securities	1,045	-	1,267	-	-	-

Total current liabilities	93,593	-	93,593	98,117	1,653	99,770

Long-term liabilities
Long-term loans and other long-term obligations	33,570	-	33,570	72,117	-	72,117
Deferred revenues	-	-	-	3	-	3
Liability for severance pay A(2)	7,506	7,249	14,755	6,240	6,231	12,471
Convertible debentures	218,676	-	218,676	-	-	-

Total long-term liabilities	259,752	7,249	267,001	78,360	6,231	84,591

Liabilities allocated to discontinued operation	-	-	-	1,653	(1,653)	1,653

Shareholders’ equity
Ordinary shares, NIS 0.01 par value (501,000,000 shares authorized; 18,431,500 shares issued and fully paid as at December 31, 2004)	197	-	197	197	-	197
Additional paid in capital (A8)	216,864	2,666	219,530	215,040	2,666	217,706
Issuance of warrants	6,675	-	6,675	-	-	-
Capital reserve from purchase of investee company from a related party (A6)	(15,709)	18,379	2,670	(15,709)	18,379	2,670
Accumulated deficit	(59,354)	(21,745)	(81,099)	(77,635)	(21,745)	(99,380)

Total shareholders’ equity	148,673	(700)	147,973	121,893	(700)	121,193

Total liabilities and shareholders’ equity	502,018	6,549	508,567	300,023	5,531	305,554

*	Adjustment to the effect of inflation was discontinued as from the CPI of December 2003.

**	Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

	B.	The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statements (cont’d)

	2.	Statement of operations

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003

	Reported amounts		Adjusted amounts**

Net income from continued operations according to Israeli GAAP	18,281	24,294	18,040

Application of FIN 46R (A6)	-	(308)	(445)

Amortization of customer list (A3)	-	3,280	1,170

Application of APB 25 (A8)	-	(102)	109

Net income from continued operations according to U.S. GAAP	18,281	27,164	18,874

Loss from discontinued operations according to U.S. GAAP	-	(6,588)	(6,803)

Net income in accordance with U.S. GAAP	18,281	20,576	12,071

Basic and diluted net income from continued operations per share (in NIS) in accordance with U.S. GAAP	0.99	1.47	1.02

Basic and diluted net loss from discontinued operations per share (in NIS) in accordance with U.S. GAAP	-	(0.36)	(0.37)

Basic and diluted net income (loss) per share (in NIS) in accordance with U.S. GAAP	0.99	1.11	0.65

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

	B.	The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statements (cont’d)

	3.	Condensed Cash Flows Statement

	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2003

	Reported amounts		Adjusted amounts**

Net cash provided by continuing operating activities	39,797	38,185	29,172
Applying FIN 46R A(6)	-	24,580	55
Changes in exchange rates	(4,066)	1,270	6,299
Proceeds from short-term investment, net	2,492	-	-

Net cash provided by continuing operating activities according to U.S. GAAP	38,223	64,035	35,526

Discontinued operations
Net cash provided by (used in) discontinued operations according to U.S. GAAP	4,696	(4,696)	(14,860)

Net cash provided by operating activities according to U.S. GAAP	42,919	59,339	20,666

Net cash (used) in investment activities	(18,090)	(117,665)	(70,706)
Capital lease A(5)	(40,870)	39,177	42,997
Proceeds from short-term investment, net	(2,492)	-	-
Applying FIN 46R A(6)	-	10,627	24,280

Net cash used in investment activities according to U.S. GAAP	(61,452)	(67,861)	(3,429)

Net cash provided by (used in) financing activities	165,166	73,226	38,280
Capital lease A(5)	40,870	(39,177)	(42,997)
Applying FIN 46R A(6)	-	(30,521)	(9,488)

Net cash provided by continued financing activities according to U.S. GAAP	206,036	3,528	(14,205)

Changes in exchange rates A(4)	4,066	(1,270)	(6,299)

Changes in cash and cash equivalents	189,851	(6,254)	(3,254)

Changes in cash and cash equivalents according to U.S. GAAP	191,569	(6,264)	(3,267)

The Company paid NIS 323, NIS 273 and NIS 553 for interest in 2005, 2004 and 2003, respectively.

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 22 –	Condensed Financial Statements of the Company in Nominal NIS (For Tax Purposes)

A.	Balance sheets

	As at December 31 2005	As at December 31 2004

Current assets
Cash and cash equivalents	261,910	75,323
Trade receivables, net	50,135	37,723
Other receivables	10,551	7,408

Total current assets	322,596	120,454

Investments	19,805	14,068

Property and equipment, net	31,787	35,793

Other assets and deferred charges	112,369	112,559

Total assets	486,557	282,874

	As at December 31 2005	As at December 31 2004

Liabilities
Current liabilities
Short-term bank loans	11,951	7,668
Accounts payable	51,589	69,414
Other payables	16,527	8,742

Total current liabilities	80,067	85,824

Long-term liabilities
Long-term loans	33,495	72,111
Deferred revenues	-	3
Liability for severance pay, net	6,764	5,772
Convertible debentures	218,676	-

Total long-term liabilities	258,935	77,886

Shareholders’ equity (deficit)
Ordinary shares	184	184
Proceeds from option warrants as at December 31, 2005	6,675	-
Additional paid-in capital	202,807	200,983
Accumulated deficit	(62,111)	(82,003)

Total shareholders’ equity	147,555	119,164

	486,557	282,874

Internet Gold – Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 22 –	Condensed Financial Statements of the Company in Nominal NIS (For Tax Purposes) (cont’d)

B.	Statement of operations

	Year ended December 31 2005	Year ended December 31 2004

Revenues	247,616	180,343

Costs and expenses:
Cost of revenues	141,239	80,762
Selling and marketing expenses	62,868	65,779
General and administrative expenses	24,585	19,765

Total costs and expenses	228,692	166,306

Income from operations	18,924	14,037
Financing income (expenses), net	(8,291)	2,443
Other income, net	208	549

Income after taxes on income	10,841	17,029
Company’s share in net income of investee	9,051	2,648

Net income	19,892	19,677

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 22 –	Condensed Financial Statements of the Company in Nominal NIS (For Tax Purposes) (cont’d)

C.	Statement of changes in shareholders equity

	Share capital

	Number of shares	Amount	Proceeds from option warrants	Additional paid-in capital	Accumulated deficit	Total

	NIS 0.01 par value		NIS thousands

Balance as of December 31, 2003	18,431,500	184	-	200,983	(85,971)	115,196

Changes during 2004:

Capital reserve from purchase of investee company	-	-	-	-	(15,709)	(15,709)

Net income for the year	-	-	-	-	19,677	19,677

Balance as of December 31, 2004	18,431,500	184	-	200,983	(82,003)	119,164

Changes during 2005:

Issuance of warrants	-	-	8,499	-	-	8,499

Expired warrants	-	-	(1,824)	1,824	-	-

Net income for the year	-	-	-	-	19,892	19,892

Balance as of December 31, 2005	18,431,500	184	6,675	202,807	(62,111)	147,555

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands of reported NIS, except where otherwise stated)

Note 23 –	Financial Instruments

Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of bank deposits deposited in two bank account in the sum of NIS 265,488, trade receivables, other receivables, long-term loans, short-term investments in the sum of NIS 804 and accrued liabilities from marketable securities in the sum of NIS 1,045. With respect to trade receivables the Company believes that there is limited credit risk exposure due to the relatively small amount owed to the Company by each customer and the large size of the Company’s customer base.

With respect to long-term loans, see Note 12.

Note 24 –	Significant Events during the reporting period

In August 2005, the General Manager of the MOC announced his intention of imposing a fine in the amount of NIS 5,160,000 on the Company since, according to his claims, the Company had violated its license terms by allowing third party adult content services to use its international calls network. Together with the notice, the General Manager of the MOC also sent a report that specifies his claims.

In September 2005 the Company sent its comments to the MOC, denying all the allegations that had been raised in the report and declaring that all its actions were according to its license terms and the law. The Company demanded the withdrawal of the intentions of the MOC to impose the fine and to allow the Company to present its counter-claims before imposing such fine.

The MOC has not yet responded to the Company’s comments and has not yet imposed a fine on the Company. In the opinion of management, based on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position liquidity or results of operations of the Company.

Note 25 –	Subsequent Events

On January 2006, Gold Mind acquired 51% of the shares of Seret – Israel’s Movies Portal Ltd. or Seret, the owner and operator of Seret Co. Il (www.seret.co.il), an Israeli film portal that offers comprehensive information to movie fans in Israel, including current film showing times, professional and peer movie reviews, Hollywood gossip, chat, multi-player games etc. In addition, the site allows movie goers to purchase their tickets online.

In March 2006, Gold Mind acquired 51% of the shares of Yahala Ltd., the operator of yahala.co.il, one of Israel largest Arab-language portals. Yahala is a popular Internet portal that offers a rich variety of content and services to Israel’s Arab-speaking sector.

In May 2006, Gold Mind acquired the remaining 50% of Nirshamin. Having acquired an initial 50% ownership interest in March 2005, Gold Mind is now the sole owner of Nirshamin academic portal.

Internet Gold – Golden Lines Ltd.

List of principal investees and other companies

Annex A

	Equity	Control

	As at December 31, 2005

Subsidiaries

MSN Israel Ltd.	50.1%	50.1%

Internet Gold International Ltd.	100%	100%

Gold Mind Ltd. (see Annex B)	100%	100%

Gold Trade Ltd.	100%	100%

Annex B

Start Net Ltd.	100%	100%

Nirshamim Lalimudim	50%	50%

Hype Active Media Ltd.	50%	50%

The Money Interactive Ltd.	50.1%	50.1%

S I G N A T U R E S

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNET GOLD – GOLDEN LINES LTD.

By: /s/ Eli Holtzman

Eli Holtzman
Chief Executive Officer

By: /s/ Doron Turgeman

Doron Turgeman
Vice President Finances (Chief Accounting and Financial Officer)

Dated: June 29, 2006

118