Form 20-F
period 2006-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2007-07-10
CIK 1090159

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................

Commission file number: 0-30198

INTERNET GOLD – GOLDEN LINES LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

1 Alexander Yanai Street, Petach Tikva 49277, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.01 Par Value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.01 per share…………… 18,591,221
(as of December 31, 2006)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	4
D.	Risk Factors	4
ITEM 4.	INFORMATION ON THE COMPANY	22
A.	History and Development of the Company	22
B.	Business Overview	23
C.	Organizational Structure	52
D.	Property, Plants and Equipment	52
ITEM 4A.	UNRESOLVED STAFF COMMENTS	54
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	54
A.	Operating Results	54
B.	Liquidity and Capital Resources	70
C.	Research and Development, Patents and Licenses	73
D.	Trend Information	73
E.	Off-Balance Sheet Arrangements	73
F.	Tabular Disclosure of Contractual Obligations	74
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	74
A.	Directors and Senior Management	74
B.	Compensation	76
C.	Board Practices	76
D.	Employees	83
E.	Share Ownership	84
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	86
A.	Major Shareholders	86
B.	Related Party Transactions	87
C.	Interests of Experts and Counsel	88
ITEM 8.	FINANCIAL INFORMATION	89
A.	Consolidated Statements and Other Financial Information	89
B.	Significant Changes	90
ITEM 9.	THE OFFER AND LISTING	91
A.	Offer and Listing Details	91
B.	Plan of Distribution	92
C.	Markets	92
D.	Selling Shareholders	92
E.	Dilution	92
F.	Expense of the Issue	92

(i)

(ii)

INTRODUCTION

        We are a leading communications and interactive media group in Israel with two principal activities – communications and Internet media. As part of our internal restructuring in 2006, we transferred our communications and media operations into two operating subsidiaries. We transferred our broadband and traditional voice services businesses to Smile.Communications Ltd. and our media business to Smile.Media Ltd. .

        On December 31, 2006, Smile.Communications Ltd. acquired 012 Golden Lines Ltd., a privately held communications company that was one of its principal competitors in Israel and in 2007, Smile.Communications Ltd. changed its name to 012 Smile.Communications Ltd., or 012 Smile.Com. As a result of the acquisition, 012 Smile.Com is now one of the major communication services providers in Israel as well as one of the three largest providers of broadband access and international telephony services. We believe that as of March 31, 2007, 012 Smile.Com had a 34% market share of the broadband Internet access market, in which it offers broadband Internet access with a suite of value-added services, specialized enterprise and governmental data services and server hosting. 012 Smile.Com’s broadband services have also been expanded with innovative new services such as voice over broadband, or VoB, WiFi, as well as the introduction of WiMAX services, which is currently in a pilot stage. 012 Smile.Com also has a 34% market share of the international telephony market in Israel, in which it provides outgoing and incoming international telephony, hubbing services for international carriers, and roaming and signaling services for cellular operators. We measured 012 Smile.Com’s respective broadband and traditional voice market share, as of March 31, 2007, based on the number of broadband access customers and on the number of incoming and outgoing minutes. 012 Smile.Com offers its services to residential and business customers, as well as to Israeli cellular operators and international communication service providers, or carriers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel. As of March 31, 2007, 012 Smile.Com provided services to approximately 960,000 households and approximately 93,000 business customers, including many of the 100 largest companies in Israel, the Government of Israel and the two largest banks in Israel. Smile.Media is a leading diversified Internet media company in Israel and its internet properties, which include MSN Israel, are among the most recognized and highly trafficked websites in Israel. As of March 31, 2007, Smile.Media had 17 Internet properties in its network, consisting of 11 online content websites and six eCommerce websites. Smile.Media also markets 11 paid content or subscription services as part of its eCommerce business. In addition, it has exclusive rights to market advertising on seven websites owned by third parties.

        Our shares are listed on the NASDAQ Global Market and on the Tel Aviv Stock Exchange, or TASE. As used in this annual report, the terms “we,” “us” and “our” mean Internet Gold – Golden Lines Ltd. and its subsidiaries, 012 Smile.Com means 012 Smile.Communications Ltd. and Smile.Media means Smile.Media Ltd. unless otherwise indicated.

        We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, we are eligible to file this annual report pursuant to Section 13 of the Securities Exchange Act of 1934 Act on Form 20-F and to file interim reports on Form 6-K.

        Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which vary in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP, as described in Note 21 to the consolidated financial statements. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. Amounts stated in dollars in this report, except where the context otherwise indicates, have been translated from NIS at a specified rate solely for convenience and should not be construed as representations that the NIS amount actually represents such dollar amount or could be converted into dollars at the rate indicated. The translations of NIS amounts into dollars appearing throughout this annual report have been made at the representative rate of exchange on December 31, 2006 of NIS 4.225 = $1.00, as published by the Bank of Israel. See Item 3.A. “Key Information – Selected Financial Data – Exchange Rate Information”.

(iii)

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

        We have applied for a trademark registration for smile.media in Israel. We and our subsidiaries currently hold numerous Internet domain names, including the following: “zahav.net.il,” “inter.net.il,” “internet-zahav.net.il,” “igld.com,” “igld.co.il,” “igld.net.il,” “igld.net,” “gold.net.il,” “smile.net.il,” “smilenet.co.il,” “smile-net.co.il,” “015.net.il,” “015.co.il,” “012.net.il,” “012.co.il,” “012.net,” “smile012.co.il,” “smile012.net.il,” “012smile.biz,” “012smile.co.il,” “012biz.net,” “012smile.net,” “smile012.com,” “smile012.net,” “012smile.com,” “goldenlines.net.il,” “goldenlines.co.il,” “golden-lines.net.il,” “golden-lines.co.il,” “goldenline.net.il”, “goldmind.co.il.” “smile.co.il,” “smilenet.co.il,” “075.co.il,” “smilemail.co.il,” “smilemail.net.il,” “smile075.co.il,” “smile015.co.il,” “smile-net.co.il,” “smilebiz.co.il,” “smile-015.co.il,” “zahav015.co.il,” “zahav015.net.il,” “smilemedia.co.il,” “smile-media.co.il” “smilemedia.net,” “smile-media.net,” “msn.net.il,” “ilovemessenger.co.il” “my-blog.co.il,” “zahav.ru” “p1000.co.il,” “p1000service.co.il,” “p1000mail.co.il,” “p2000.co.il,” “vgames.co.il,” “vgamers.co.il.” “goldtrade.co.il” and “goldsecure.co.il.” “smile.co.il,” “start.co.il,” “msnphoto.co.il” “msnbidur.co.il,” “msncompare,” “searchmsn.co.il,” “msnmusic.co.il” and “msnshops.co.il.” “nirshamim.co.il,” and have the right to use the domain names “msn.co.il,” and “hotmail.co.il.” Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

        This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -Risk Factors.”

(iv)

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated financial data for and as of the five years ended December 31, 2006 are derived from our audited consolidated financial statements which have been prepared in accordance with Israeli GAAP. Israeli GAAP differs in certain significant respects from U.S. GAAP, as described in Note 21 to the financial statements.

        The selected consolidated financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements and notes included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2002 and 2003 have been derived from audited consolidated financial statements not included in this annual report.

        The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

        The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2006 (NIS 4.225= $1.00). The U.S. dollars amounts so presented should not be construed as representing amounts receivable, payable or incurred in U.S. dollars or convertible into U.S. dollars.

        In 2007, we completed an internal restructuring transferring all of our broadband data and traditional voice services to our wholly-owned subsidiary, 012 Smile.Com and our Internet media activity to our wholly-owned subsidiary, Smile.Media. On December 31, 2006, our wholly owned subsidiary Smile.Communications Ltd. acquired 012 Golden Lines Ltd, a privately held communications company that was one of its principal competitors in Israel and in 2007 we renamed Smile.Communications Ltd. 012 Smile.Com. As a result of this acquisition, 012 Smile.Com is now one of the three largest providers of broadband Internet access and international telephony services in Israel.

        In conformance with U.S and Israeli generally accepted accounting principles, or GAAP, we have included the assets and liabilities of 012 Golden Lines in our consolidated financial statements as of December 31, 2006 but have not included its operating results, which will be incorporated into our statements of operations starting January 1, 2007.

Consolidated Statement of Operations Data:

	Convenience Translation into Dollars
	Year Ended December 31,
	2006	2006	2005*		2004*		2003*	2002
	(In thousands, except share data)

Israeli GAAP:
Revenues:
Communications	81,867	342,506	246,579		184,844	*	157,892 *	169,326 *

Media	15,587	65,853	42,191	*	30,872	*	19,164 *	14,992 *

Total revenues	96,653	408,359	288,770		215,716		177,056	184,318
Costs and expenses:
Cost of revenues	59,743	252,413	154,781	*	93,019	*	90,285 *	99,564
Selling and marketing expenses	17,888	75,576	71,935	*	73,095	*	41,393	37,125
General and administrative expenses	8,037	33,957	33,156		24,258		21,908	21,209

Total costs and expenses	85,668	361,946	259,872		190,372		153,586	157,898
Income from operations	10,985	46,413	28,898		25,344		23,470	26,420
Financing (expenses) income, net	(1,329)	(5,615)	(9,403)		122		(3,235)	2,151
Other income (expenses), net	(3,033)	(12,813)	237		(1,077)		(2,592)	(3)

Income from continuing operations	6,623	27,985	19,732		24,389		17,643	28,568
Income tax benefits (expenses), net	(304)	(1,286)	(1,451)		301		1,935	-

Income after income tax	6,319	26,669	18,281		24,690		19,578	28,568
Company's share in net loss of investees from continued operations	(79)	(334)	-		(396)		(1,538)	(1,530)
Minority share in income	(8)	(34)	-		-		-	-

Income from continued operations	6,232	26,331	18,281		24,294		18,040	27,038

Company's share in loss of investees from
discontinued operations	-	-	-		(4,763)		(3,737)	(7,080)

Net income	6,232	26,331	18,281		19,531		14,303	19,958

Income per share, basic and diluted
Net income per NIS 0.01 per value of shares (in NIS) from continued operations	0.34	1.43	0.99		1.32		0.98	1.47
Net income (loss) per NIS 0.01 per value of
shares (in NIS) from discontinued operations	-	-	-		(0.26)		(0.20)	(0.39)

	0.34	1.43	0.99		1.06		0.78	1.08

Weighted average number of shares outstanding	18,438	18,438	18,432		18,432		18,432	18,432

* Restated as a result of adoption of Standard No. 25 "Revenue Recognition"

U.S. GAAP:
Net income from continued operations	2,624	11,085	18,281	27,164	18,874	27,051
Net loss - discontinued operations	-	-	-	(6,588)	(6,803)	(21,128)
Net income	2,624	11,085	18,281	20,576	12,071	5,923

Consolidated Balance Sheets Data:

	Convenience Translation into Dollars
	As at December 31,
	2006	2006	2005	2004	2003	2002
	(In thousands)

Israeli GAAP:
Total assets	398,484	1,683,597	502,018	300,023	214,004	169,052
Working capital (deficiency)	(150,662)	(636,547)	253,999	41,714	76,256	80,904
Total liabilities	353,456	1,493,354	353,345	178,130	95,933	65,284
Total shareholders' equity	45,028	190,243	148,673	121,893	118,071	103,768

U.S. GAAP

Total assets	400,458	1,691,937	508,567	305,554	244,682	199,101
Total shareholders' equity	39,632	167,447	147,973	121,193	104,430	85,881

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

Period	Average (1)	High	Low	At Period End

Year ended December 31, 2002	4.736	4.994	4.416	4.737
Year ended December 31, 2003	4.545	4.924	4.283	4.379
Year ended December 31, 2004	4.478	4.634	4.308	4.308
Year ended December 31, 2005	4.484	4.741	4.299	4.603
Year ended December 31, 2006	4.453	4.725	4.176	4.225

(1)	Calculated based on the average of the representative rates on the last business day of each month during the relevant period.

Period	High	Low

November 2006	4.331	4.247
December 2006	4.234	4.176
January 2007	4.260	4.187
February 2007	4.254	4.183
March 2007	4.222	4.155
April 2007	4.135	4.014
May 2007	4.065	3.932
June 2007	4.291	4.062

        On June 30, 2007, the representative rate of exchange was NIS 4.249 = $1.00, as published by the Bank of Israel.

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

Risk Related to Internet Gold Generally

We have experienced significant growth, which may be difficult to sustain and has placed a significant strain on our resources and we may not be able to successfully implement our growth strategy, which could adversely affect our ability to continue to grow or sustain our revenues and profitability.

As part of our growth strategy, we acquired 012 Golden Lines on December 31, 2006. With this acquisition, our total assets grew to approximately NIS 1.7 billion ($400.9 million) as at December 31, 2006 from NIS 502 million as at December 31, 2005, and our revenues grew, on a pro forma basis, to NIS 1.1 billion ($261.6 million) for the year ended December 31, 2006 from NIS 911.2 million for the year ended December 31, 2005. We experienced significant growth prior to the acquisition of 012 Golden Lines, as our revenues grew to NIS 408.4 million ($96.7 million) for the year ended December 31, 2006 from NIS 288.8 million for the year ended December 31, 2005. Our organic growth and the recent acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on our management as well as our operational, administrative and financial resources and our internal controls. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding customer base and is expected to continue to grow as we expand our business. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could affect our ability to generate revenues, control expenses and sustain or increase our profitability.

We do not expect to sustain our recent revenue growth rate, which may reduce our share price.

Our revenues increased at a compound annual growth rate, or CAGR, of 32.1% from NIS 177.1 million for the year ended December 31, 2003 to NIS 408.4 million ($96.7 million) for the year ended December 31, 2006. We do not expect to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth. If we are unable to maintain adequate revenue growth, we may not have sufficient resources to execute our business objectives and our share price may decline. You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing communication services provider.

If we do not successfully continue to develop our brands, we may be unable to attract enough customers to our services to maintain or increase our market share.

        We believe that we must maintain and strengthen awareness of our 012 Smile.Com and Smile. Media brands. If we do not successfully continue to develop our brands, we may be unable to attract additional customers and increase our market share. Brand recognition may become even more important in the future if competition increases in the communications market. We intend to continue to pursue a brand-enhancement strategy, which may include mass market and multimedia advertising, promotional programs, public relations activities and joint marketing programs. These initiatives will involve significant expenses. If our brand enhancement strategy is unsuccessful, we may not be able to attract additional customers, our sales and marketing expenses may never be recovered and we may be unable to increase future revenues.

We are reliant on our management team and a loss of any key member of our management could have adverse effect on our future.

        Our future development is dependent upon our present and prospective management team, including our chief executive officer, Eli Holtzman who also serves as chief executive officer of Smile.Media and vice chairman of 012 Smile.Com, Doron Turgeman, our chief financial officer who also serves as deputy chief executive officer and chief financial officer of Smile.Media, Stella Handler, the chief executive officer of 012 Smile.Com, and Doron Ilan, the chief financial officer and vice president finance of 012 Smile.Com. We do not have “key person” life insurance policies covering any of our officers or employees. The loss of any key member of our management for any reason may have an adverse effect on our future. Our success depends on our ability to attract and retain highly qualified key management and employees. Competition for highly-skilled engineers and managers is intense in the industry in which we operate, and there can be no assurance that we will be successful in attracting, assimilating or retaining qualified engineers and project mangers to fulfill our current or future needs. This could adversely impact our results of operations or financial performance.

We may not be able to protect our intellectual property or successfully defend infringement claims.

        We regard our trademarks, service marks, copyrights, domain names, trade secrets and similar intellectual property as critical to our success. We rely on trademark, copyright law, trade secret protection and confidentiality agreements with our employees, customers, partners and others to protect our proprietary rights. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Third parties may infringe or misappropriate our copyrights, service marks, trademarks and similar proprietary rights. If we are unable to protect our proprietary rights from unauthorized use, the image of our brands may be harmed and our business may suffer.

        The protection of our trademarks, service marks, copyrights, domain names, trade secrets and other intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect these assets may not adequately protect our rights, or others may independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights. Such events could substantially diminish the value of our technology and property which could adversely affect our business.

Our share price has been volatile and may decline in the future.

        The market price of our ordinary shares has been subject to significant price movements and could be subject to wide fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	changes in market valuations of other communications companies;

—	announcements of technological innovations or new services by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	future sales of our ordinary shares; and

—	stock market price and volume fluctuations.

        Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

We may be subject to intellectual property infringement claims, which are costly to defend, could result in significant damage awards and could limit our ability to provide certain content or use certain technologies in the future.

        Third parties may in the future assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights or failure to maintain confidentiality of user data.  In addition, third parties may make trademark infringement and related claims against us over the display of search results triggered by search terms that include trademark terms.

        As we expand our business and develop new technologies, products and services, we may become increasingly subject to intellectual property infringement claims.  In the event that there is a determination that we have infringed third-party proprietary rights such as patents, copyrights, trademark rights, trade secret rights or other third-party rights such as publicity and privacy rights, we could incur substantial monetary liability, be required to enter into costly royalty or licensing agreements or be prevented from using the rights, which could require us to change our business practices in the future and limit our ability to compete effectively.  We may also incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims. In addition, many of our agreements with our customers or affiliates may require us to indemnify them for certain third-party intellectual property infringement claims, which could increase our costs in defending such claims and our damages. The occurrence of any of these results could harm our brand and negatively impact our operating results.

Future sales or distributions of our ordinary shares by Eurocom Communications Ltd. could depress the market price for our ordinary shares.

        Our parent company, Eurocom Communications Ltd., may sell all or part of the ordinary shares that it owns or distribute those shares to its shareholders, including pursuant to demand registration rights described elsewhere in this annual report. Sales or distributions by Eurocom Communications of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices for our ordinary shares. Eurocom Communications is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any of our ordinary shares. Consequently, we cannot assure you that Eurocom Communications will maintain its ownership of our ordinary shares.

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

        As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As an Israeli company listed on The NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders and quorum at shareholders’ meetings. In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

Risks Related to Our Communications Division

We may not be successful in integrating the operations of 012 Golden Lines and may incur substantial costs in the future in connection with our integration efforts.

        Our ability to successfully integrate the businesses of 012 Golden Lines and Smile.Communications is uncertain. For the year ended December 31, 2006, 012 Golden Lines had revenues of approximately NIS 697 million ($ 165 million) and as a result of the acquisition, 012 Smile.Com more than doubled in size. We have begun to integrate the operations of 012 Golden Lines with those of Smile.Communications according to a plan that is intended to result in cost savings and other synergies. As part of this plan, we will need to, among other things, integrate the various network platforms, operating and billing systems and other software of the combined company, and consolidate the workforce and facilities, while continuing to provide quality services and accurate bills to the combined customer base.

        012 Smile.Com’s goal is to optimize its ability to provide communications services to its customers, while controlling costs and improving the profitability of the integrated business. However, 012 Smile.Com may not be successful in implementing its integration plan and may incur substantial costs, including unanticipated costs, in connection with its integration efforts. For example, if the integration of the 012 Golden Lines’ and Smile.Communication’s billing systems or the consolidation of call centers is not successful, 012 Smile.Com could experience an adverse effect on its customer service, customer churn rate and an increase in the cost of maintaining these systems going forward. We could also experience operational failures related to billing and collection of revenue from our customers, which, depending on the severity of the failure, could have a material adverse effect on our business.

        The demands on 012 Smile.Com’s management with respect to the integration efforts have impacted the amount of time available to them to operate the business and plan for and implement the growth strategy of 012 Smile.Com. Moreover, the new management team has worked together for a limited period of time and there can be no assurance that they will be effective in implementing our integration plan or growth strategy. If we are not able to successfully implement our integration plan, we may not achieve the expected benefits, including the expected cost savings and synergies, from the 012 Golden Lines acquisition and our business, financial condition and results of operations may be adversely affected.

012 Smile.Com has experienced significant growth, which has placed a substantial strain on our resources. The failure to successfully implement our growth strategy could adversely affect our ability to continue to grow or sustain 012 Smile.Com’s revenues and profitability.

        As part of our growth strategy, 012 Smile.Com acquired 012 Golden Lines on December 31, 2006. With this acquisition, the revenues of our communications division grew on a pro forma basis, to NIS 1,038.5 million ($245.8 million) for the year ended December 31, 2006 from NIS 869.0 million for the year ended December 31, 2005. 012 Smile.Com experienced significant growth prior to the acquisition of 012 Golden Lines, as its revenue grew to NIS 342.5 million ($ 81.1 million) for the year ended December 31, 2006 from NIS 246.6million for the year ended December 31, 2005. The organic growth of 012 Smile.Com and the acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on 012 Smile.Com’s operational, administrative and financial resources. The demand on 012 Smile.Com’s network infrastructure, technical and customer support staff and other resources has grown with its expanding customer base and is expected to continue to grow as it expands.

Another part of 012 Smile.Com’s growth strategy is managing and reducing the costs associated with delivering its services, including recurring service costs such as communications and customer support costs as well as costs incurred to add new customers, such as sales and marketing, installation and hardware costs. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could affect our ability to generate revenues, control expenses and sustain or increase our profitability.

Changes in the regulatory and legal compliance environment could adversely affect 012 Smile.Com’s business.

        012 Smile.Com operates in a highly regulated market, which limits its flexibility in managing its business. 012 Smile.Com is subject to regulation regarding communications licenses, antitrust, and arrangements pertaining to interconnection and leased lines. The business and operations of 012 Smile.Com could be adversely affected by decisions by regulators, in particular the Ministry of Communications of the State of Israel, or the Ministry, as well as changes in laws, regulations or government policy affecting its business activities, such as the following:

—	Deregulating the monopoly-based restrictions imposed on Bezeq The Israel Telecommunication Corp., Limited, Israel's incumbent telephony operator, and its affiliates;

—	Deregulating the restriction imposed the Bezeq group, including on D.B.S. Satellite Services (1998) Ltd., which operates under the trade name YES, Israel’s sole satellite television service provider, that prevents it from providing voice over broadband, or VoB, services;

—	Deregulating the restrictions imposed on cellular operators that currently prevent them from providing international telephony services;

—	Changing the regulation that requires the incumbent infrastructure providers to allow us “open access” enabling us to provide broadband data and traditional voice services, or deregulating the restrictions that currently prevent them from charging us for the use of their infrastructure;

—	Changing the regulations affecting our interconnection arrangements with other operators;

—	Changing call termination tariffs;

—	Establishing regulations relating to initiation of WiMAX services and installation of WiMAX antennae, including environmental and land use regulation;

—	Limiting the prices that we may charge our customers;

—	Broadening or increasing the range of revenues on which royalties are paid; and

—	Changing the regulations affecting our international and local telephony business.

        The current legislation in Israel grants the Ministry extensive regulatory and supervisory authority with respect to 012 Smile.Com’s business, as well as the authority to impose substantial sanctions, such as fines. As a result, the interpretation and implementation of laws and regulations as well as provisions of its licenses are subject to the administrative discretion of the Ministry.

        Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that we expect and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to our business.

The regulatory limitations on Bezeq could change in the future and result in increased competition, and a reduction in 012 Smile.Com’s revenues from interconnect fees.

        Bezeq is currently subject to several regulatory limitations on its ability to provide bundled service offerings, restrictions to entry into the VoB market and supervised tariffs. Under its license, Bezeq is also subject to the principle of structural separation in the provision of various communication services. Once Bezeq’s market share falls below certain thresholds, Bezeq may apply to the Ministry to begin providing bundled services, which could potentially include local and international telephony, broadband Internet access, ISP services, cellular services and multi-channel TV. Bezeq may also apply to the Ministry to offer discounts on its supervised tariffs in the domestic fixed telephony market.

        Bezeq pays 012 Smile.Com interconnect fees with respect to calls being made from Bezeq fixed-lines to 012 Smile.Com’s VoB lines. Bezeq has raised the claim that it should not be paying such interconnect fees because 012 Smile.Com uses its infrastructure. Although the Ministry has determined that Bezeq should pay interconnect fees for calls originated from Bezeq fixed-lines to 012 Smile.Com’s lines at the same tariff as we pay Bezeq, this determination will be reviewed by the Ministry in February 2009 and there is no certainty that the Ministry will not reverse its determination that Bezeq should continue to pay such interconnect fees at the then current rate or at all.

        Further deregulation of various segments of the communication services market may allow Bezeq to be released from regulatory limitations, allowing it to bundle services and compete directly with us. Bezeq and its subsidiaries are not allowed to enter the VoB market until Bezeq’s market share falls under 85% of the fixed-line telephony market. We do not know when this will occur or that the Ministry will not allow Bezeq International, which has appealed the prohibition to the Supreme Court of Israel, to enter the market prior to its occurrence. Furthermore, the Ministry of Communications will, in not later than one year, examine the competitive position of YES. We cannot be certain that the Ministry will not allow YES to enter the VoB market if its competitive position deteriorates. If the Ministry releases Bezeq from the prevailing regulatory limitations, it would enjoy a competitive advantage because it will be able to bundle services through its affiliates or in conjunction with a third party. This could result in Bezeq becoming an even stronger competitor. Bezeq currently has an advantageous position in the market because it has a dominant presence in all segments and can easily provide its customers with access to a great variety of services.

        012 Smile.Com depends on maintaining and renewing its existing regulatory licenses in order to fully conduct its business. 012 Smile.Com’s inability to maintain and renew its existing licenses would negatively impact our results of operations.

        012 Smile.Com’s ability to provide its broadband data and traditional voice services depends on its ability to maintain and renew the licenses it has received from the Ministry. Although 012 Smile.Com is entitled to renew its licenses, such licenses are subject to many terms and conditions. Any renewal or extension is subject to the discretion of the Ministry and may be renewed or extended, if at all, on terms materially different to the terms under which 012 Smile.Com now operates. Any such change in the terms and conditions of these licenses may materially and adversely affect our results of operations. Such licenses may be suspended or revoked by the Ministry if 012 Smile.Com defaults under or violates their terms. Each license requires 012 Smile.Com to adhere to certain requirements, which include the scope of services to be provided under the license, the amount of royalties to be paid to the Ministry, technical standards employed in providing the services, maintenance and support procedures and protocols, communications with customers and information to be provided to the Ministry on a regular basis.

        The regulations promulgated under the Israeli Communications Law, 1982, restrict ownership of our shares and who can serve as our directors. The regulations provide that a majority of our directors must be Israeli citizens and residents, Israeli citizens and residents must own at least 20% of our outstanding share capital and must have the right to appoint at least 20% of our directors. In addition, our licenses provide that, without the approval of the Ministry, no person may acquire shares representing 10% or more of our outstanding share capital. If these requirements are not complied with, we will be found to be in breach with our licenses and our licenses could be changed, suspended or revoked and we may also incur substantial fines. See “Government Regulation – Licenses and Applications.”

        The DFL license granted to 012 Smile.Com’s wholly-owned subsidiary, 012 Telecom, in February 2007 requires us to provide the subscribers to our local telephony services the ability to make international calls through the international operator in Israel of their choice. Currently, due to technical limitations, our subscribers can dial abroad only through our system, but we expect to be able to resolve the issue by October 2007. We have received a letter from the Ministry requesting our response to a complaint it received from one subscriber.

        While we believe that 012 Smile.Com is currently substantially in compliance with all of the material requirements of its licenses, the technical standards used to measure these requirements as well as other license provisions are subject to interpretation and we cannot be certain of 012 Smile.Com’s compliance. Accordingly, we cannot be certain that 012 Smile.Com’s licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

The communications industry is dynamic and 012 Smile.Com will need to seek additional licenses, including the license to provide WiMAX services on a commercial basis, in the future. The inability to obtain any such new license may negatively impact our growth opportunities and results of operations.

        The communications industry is constantly evolving. New technologies and processes may require additional licenses from the Ministry. We cannot be certain that any such future licenses, including the license to provide WiMAX services on a commercial basis, will be granted to us or to our competitors and not to us, or on what terms they may be granted to 012 Smile.Com or to its competitors. 012 Smile.Com’s ability to introduce new services, such as those based on WiMAX technologies, depends upon its ability to receive the appropriate licenses.

        The introduction of any new licensed services under an existing license must be authorized by the Ministry and is subject to a review period of up to 60 days, which may be extended by the Ministry. Such review may cause 012 Smile.Com to lose critical time in bringing new services to market. Furthermore, the Ministry may refuse to allow 012 Smile.Com to introduce such new services or make the introduction of the services subject to various conditions. 012 Smile.Com is also considering the expansion of its service offerings to include Internet protocol television, or IPTV, as well as mobile virtual network operator, or MVNO, but have not yet applied for or received a license from the Ministry to provide such services. 012 Smile.Com’s inability to obtain any new license, including the license to provide WiMAX services, IPTV or MVNO on a commercial basis or introduce new services under an existing license, may negatively impact its growth opportunities and results of operations.

012 Smile.Com operates in the highly competitive communications industry with existing participants and potential participants that have significant resources and customers, and a regulatory authority that has encouraged new entrants, which could intensify price competition and limit its ability to maintain or increase its market share.

        012 Smile.Com is subject to intense competition, which we expect will continue in the future. Moreover, 012 Smile.Com’s services are subject to regulation by the Ministry, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

        The Ministry has encouraged new entrants into the broadband access market. HOT, the incumbent local cable television services provider that offers cable-modem access, has been legally permitted since March 2002 to provide Internet services through its affiliates, but, has chosen not to do so. While we cannot predict if or when HOT will become an Internet service provider, or ISP, its entry into the market could significantly harm our competitive position in the broadband access market.

        The Ministry has also encouraged new entrants into the international telephony services sub-sector. Israel’s cellular operators are currently not licensed to provide international telephony services. If this situation were to change, competition would be further intensified and could require 012 Smile.Com to lower its prices, grant incentives to customers, increase selling and marketing expenses and related customer acquisition costs and could also result in increased customer churn. Furthermore, recently, the operations of several of our competitors, NetVision, Barak and GlobCall were combined into a single entity by The IDB Group, a large Israeli investment and industrial group. This development could create a more formidable competitor offering bundled international telephony, broadband Internet access, data, local telephony and mobile services, which could harm the competitive position of 012 Smile.Com.

        We expect other competitors, including companies that are not presently engaged in local and international telephony, to provide VoB services, as well as WiMAX services when they receive appropriate licenses from the Ministry, which could adversely impact 012 Smile.Com’s ability to increase its market share.

        012 Smile.Com also competes against established alternative voice communication providers, such as Skype (a service of eBay Inc.), which is not subject to licensing restrictions in Israel, as well as independent voice over Internet Protocol, or VoIP, service providers which may choose to sacrifice revenue in order to gain market share and may offer their services at lower prices or for free. Such competitive environment could intensify price competition and limit 012 Smile.Com’s ability to maintain or increase our market share of the local telephony market.

A reduced demand for hubbing services by one or more of 012 Smile.Com’s significant hubbing services customers could significantly reduce its hubbing services revenues.

        The profitability of 012 Smile.Com’s hubbing services business is driven by the needs of its customers whose demand for hubbing services is constantly fluctuating. As a result, the hubbing services business is subject to a high degree of volatility and could result in fluctuations in 012 Smile.Com’s reported revenues and net income on a quarterly basis. A significant reduction in demand for hubbing services by one or more of 012 Smile.Com’s principal hubbing services customers would have an adverse affect on our operating results and profitability.

012 Smile.Com operates in a market which already exhibits maturity and high user penetration and it may have to offer price reductions and increase marketing efforts to attract and retain customers.

        The Israeli communications market is mature, with both traditional voice and broadband services being particularly competitive segments of the communications market, as demonstrated by the estimated 91%household penetration of fixed telephone lines and 62% broadband access penetration rate as of June 30, 2006 according to the Ministry’s publications. 012 Smile.Com’s future revenues will depend significantly on its ability to retain existing customers, to sell those customers additional services, such as local telephony, and to attract new customers from other providers. In addition, the competitive market environment has required it in the past and may require us in the future to adopt an aggressive marketing policy in order to attract a greater number of broadband customers. If adopted in the future, 012 Smile.Com cannot be certain that this strategy will be successful. Price reductions caused by increased competition, as well as the expenses associated with the marketing efforts required to attract and retain customers, may have a negative impact on our profitability.

We may be subject to fines or face claims of being in violation of the Communications Law or in violation of our license in connection with the requirement to provide number portability.

        As a result of an amendment to the Communications Law in March 2005, international, cellular and landline telephone operators were required to implement number portability by September 1, 2006. Number portability would permit the local telephony subscribers and the cellular subscribers to change to another network operator (landline to landline or cellular to cellular) without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the operators has implemented number portability. A petition has been filed with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry to show cause for their failure to act immediately in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability. If a reasonable extension to the deadline is not effected or other adequate relief is not granted, we may be exposed to sanctions and legal claims, including class action lawsuits by subscribers. On May 24, 2007, all of the cellular and landline telephony operators, including 012 Smile.Com, were notified by the Ministry that failure to implement the number portability program constituted a continued violation of the applicable licenses (both international and DFL licenses) and that it is considering to impose a fine of NIS 2,032,750 ($481,124) and additional daily fines of NIS 6,450 ($1,527) beginning May 25, 2007, with respect to each of our two licenses. 012 Smile.Com, as well as the other operators, were given the opportunity to respond to this notification by July 5, 2007. To date, the Ministry has not implemented the fines. 012 Smile.Com is currently conducting tests of its number portability program and expects to be able to provide number portability by December 1, 2007, the date that the cellular and landline telephony operators have targeted as the initiation date for number portability in Israel.

012 Smile.Com’s VoB services are not the same as traditional telephony services and may not be adopted by mainstream customers.

        012 Smile.Com’s VoB services are not the same as traditional telephony services. The quality of VoB service is dependent to a great measure on the quality of broadband access provided by Bezeq and HOT over which we have no control. Among the differences between 012 Smile.Com’s VoB service and traditional telephony services are:

—	If 012 Smile.Com's customers experience a loss of power, their services will be interrupted;

—	012 Smile.Com'sVoB services will be interrupted if its customers experience interruption in broadband access; and

—	Depending on the quality of the broadband access provided to 012 Smile.Com’s customers, they may experience lower call quality than that experienced over traditional fixed-line telephones, including static, echoes and delays in transmission.

The growth of 012 Smile.Com VoB business is dependent on the adoption of its services by mainstream customers and therefore the rate of adoption may have a significant effect on our growth. If customers do not accept these differences between VoB service and traditional telephony service, they may choose to continue using traditional telephony services or may choose to return to services provided by traditional telephone companies.

The operations of 012 Smile.Com depend on its ability to successfully expand its network and integrate new technologies and equipment into its network. Accordingly,012 Smile.Com faces an increased risk of system failure and difficulty in making new features available.

        Capacity constraints within 012 Smile.Com’s networks and those of its suppliers have occurred in the past and will likely occur in the future. As the number of its customers using broadband data services and the amount and type of information they wish to transmit over the Internet increases, 012 Smile.Com may need to expand and upgrade its technology, processing systems and network infrastructure, which could be expensive and involve substantial management resources. In order to preserve the current service level to an increasing number of broadband data customers, 012 Smile.Com may be required to extend its bandwidth by an additional 5%-10% in 2007. We do not know whether 012 Smile.Com will be able to accurately project the rate or timing of any such increases, or expand and upgrade 012 Smile.Com’s systems and infrastructure in a timely and cost-efficient manner.

The broadband data services and the traditional voice services markets are subject to rapid technological change, which could adversely affect 012 Smile.Com’s ability to compete.

        The markets in which 012 Smile.Com competes are characterized by rapidly changing and converging technology, evolving industry standards, frequent new service announcements, introductions and enhancements and changing customer demands. New services and technologies may be superior to the services or technologies that 012 Smile.Com uses and may render its services and technologies obsolete or require it to incur substantial expenditures to modify or adapt its services or technologies. The development and expansion of 012 Smile.Com’s services is dependent upon adopting new technologies and updating its systems to meet new standards. This can be a lengthy process involving long and complex evaluations and decision-making procedures that can continue over a number of months or even years. 012 Smile.Com’s future success will depend on its ability to continually improve the performance, features and reliability of its broadband data and traditional voice services in response to competitive service offerings and the evolving demands of the marketplace.

        The cost of implementing major infrastructure upgrade projects may fluctuate due to a number of variables over which 012 Smile.Com has little or no control and, even though it estimates the cost of such projects based on its previous experience, costs may exceed its estimations. Such fluctuations may be due to a lengthy or complex implementation process and/or the lack of commitment of sufficient resources of, or delays caused by, the ultimate supplier and could have a negative impact on our results of operations or financial performance.

012 Smile.Com may not be successful in its introduction of WiMAX services, which could adversely affect our growth strategy.

        In March 2007, 012 Smile.Com was awarded the first technology experimental license to conduct fixed WiMAX trials in Israel and it intends to initiate fixed WiMAX trials in the near future. 012 Smile.Com intends to test “Fixed WiMAX” technology, which delivers transmissions via a wireless broadband connection from a single point to multi-points. If 012 Smile.Com is not successful in its introduction of fixed WiMAX services or such services do not achieve customer acceptance, our growth strategy may be adversely affected.

012 Smile.Com may not be able to retain its present customers who use its legacy 015 international telephony prefix when it attempts to transfer them to its 012 international telephony prefix in accordance with regulatory requirements.

        In connection with 012 Smile.Com obtaining regulatory approval for the acquisition of 012 Golden Lines, the Ministry required 012 Smile.Com to cease offering its legacy 015 international telephony prefix by January 2008, but the Ministry will consider, upon request, extending the date in light of the competitive situation in the international telephony market. For the year ended December 31, 2006, 012 Smile.Com had NIS 160 million ($37.9 million) of revenues from this service and has substantially retained this customer base. 012 Smile.Com may not be able to retain the customers who continue to use the 015 prefix when it attempts to transfer them to the 012 prefix prior to January 2008, which could have a negative impact on our results of operations or financial performance.

012 Smile.Com is dependent on certain suppliers and, if any of its arrangements with these suppliers is terminated, it may not be able to replace them on commercially reasonable terms.

        012 Smile.Com relies on a number of third-party computer systems, networks and service providers, including local and international telephony and cable companies. All broadband access by its customers is, and will continue to be, connected through the infrastructure of local access providers, Bezeq and HOT, and is dependent on the continuation of the open access policy of the Ministry.

        012 Smile.Com’s business and its ability to provides services to customers are dependent on the infrastructure of Bezeq and HOT. At present, the Ministry does not permit HOT and Bezeq to charge for use of their infrastructure. If such restriction is deregulated, 012 Smile.Com may incur substantial costs, which may adversely affect our results of operations or financial performance.

        012 Smile.Com’s ISP services are also dependent on the communications infrastructure owned and maintained by local access providers. Bezeq has suffered work stoppages on several occasions in recent years as a result of conflicts with its unionized employees. These work stoppages resulted in several days of interruption to the services the 012 Smile.Com provides. In addition, Bezeq, HOT and other infrastructure providers have suffered technical network failures in the past. A disruption in customer access to Israel’s fixed-line communications infrastructure could significantly impact the services that 012 Smile.Com provides to its customers. An increase in 012 Smile.Com’s cost of access to Israel’s fixed-line communications infrastructure could adversely impact its results of operations. 012 Smile.Com also depends on third parties for the physical repair and maintenance of leased lines. If an interruption or deterioration in the performance of these third-party services occurs, Smile.Com’s services may be disrupted.

        Many of 012 Smile.Com’s services are dependent on the submarine infrastructure made available by MedNautilus, which is owned by Telecom Italia and connects countries bordering the Mediterranean Sea to all major Western European countries and to the United States. MedNautilus has an effective monopoly over the provision of international submarine services to the Israeli communications industry. Although prices in respect of maintenance and current capacity are agreed on a long term basis and Smile.Com’s contract with MedNautilus sets out the prices to be paid by Smile.Com for additional capacity for approximately two years, MedNautilus has the ability to raise prices without Smile.Com being able to seek an alternative supplier for additional capacity.

        Many of 012 Smile.Com’s relationships with third party providers are terminable upon short notice. In addition, many of its third party suppliers and communications carriers sell or lease services to 012 Smile.Com’s competitors and may be, or in the future may become, competitors themselves. If any of their arrangements with third parties is terminated, 012 Smile.Com may not be able to replace them on commercially reasonable terms or at all.

012 Smile.Com is exposed to risks in connection with its network infrastructure and is dependent on services received from external suppliers. If the level of service received by 012 Smile.Com from its external suppliers decreases, it may not be able to maintain the quality and breadth of its services.

        012 Smile.Com’s network platform is highly complex. Multiple faults occurring at the same time could severely affect its service. Although 012 Smile.Com’s engineering staff is trained to operate and maintain its systems, there are numerous functions that they are unable to perform without external support. In addition, if the level of service we receive from our external suppliers decreases, it may adversely impact 012 Smile.Com’s ability to properly maintain and operate its systems and therefore have a direct effect on its service. Also, as VoB technology continues to evolve, 012 Smile.Com will be faced with the risks associated with the use of new software.

        012 Smile.Com does not have a direct network connection to all the possible call destinations around the world and depends on its business partners to connect calls generated by its customers to their final destinations worldwide. 012 Smile.Com’s level of service is largely dependent on the level of service it receives from its international partners with respect to both call completion as well as call quality. Although 012 Smile.Com makes extensive efforts to ensure quality of the calls as well as the breadth of its services, it cannot be sure that its partners will provide an adequate level of service, that it would be able to successfully replace a partner should that become necessary or that it will be able to maintain and increase the quality and breadth of its services.

012 Smile.Com’s products and services may become obsolete, and it may not be able to develop competitive products or services on a timely basis or at all.

        The communications services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. Each of these development efforts faces a number of continuing technological and operational challenges. 012 Smile.Com believes that its success will depend on its ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. 012 Smile.Com faces a number of difficulties and uncertainties associated with its reliance on future technological development, such as:

—	Other service providers may use more traditional and commercially proven means to deliver similar or alternative services or use more efficient, less expensive technologies;

—	Consumers may not subscribe for its services;

—	012 Smile.Com may be unable to respond successfully to advances in competing technologies in a timely and cost-efficient manner;

—	012 Smile.Com may lack the financial and operational resources necessary to enable migration toward mobile WiMAX technology and the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

—	Existing, proposed or undeveloped technologies may render 012 Smile.Com’s existing or planned services less profitable or obsolete.

012 Smile.Com’s systems and operations are vulnerable to damage or interruption, which could adversely affect our business.

        012 Smile.Com’s systems and operations are vulnerable to damage or interruption due to human error, natural disasters, power loss, communications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism and similar events. Any of these events could expose 012 Smile.Com to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting 012 Smile.Com’s systems is highly publicized, its reputation could be damaged and customer growth could decrease. While 012 Smile.Com currently has partially redundant systems, it does not have full redundancy, a formal disaster recovery plan or alternative providers of hosting services. In addition, 012 Smile.Com does not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

012 Smile.Com may be exposed to substantial liabilities arising out of its broadband data and traditional voice services.

        The law relating to the liability of ISPs for activities of their users is currently unsettled both within Israel and internationally. Claims by private or governmental entities may be brought against 012 Smile.Com for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that may be posted online or generated by its customers. The defense of any such actions could be costly and involve significant time and attention of management and other resources. In addition, 012 Smile.Com’s professional liability insurance policy may not provide sufficient protection or cover all such exposure. Furthermore new legislation and court decisions may expose 012 Smile.Com to liabilities or affect its services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing and other controls. For example, the Ministry is currently considering the implementation of broadcast content regulation with respect to electronic distribution of video content, including content distributed over the Internet, which would, among other things, block violent and sexual content for the protection of minors.

        It is also possible that if any information provided directly by 012 Smile.Com contains errors or is otherwise negligently provided to users, third parties could make claims against 012 Smile.Com. For example, 012 Smile.Com offers Web-based e-mail services, which expose it to potential risks, such as liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail, or interruptions or delays in e-mail service. In the event that 012 Smile.Com is found responsible for any such liability and is required to pay damages, our results of operation and financial performance may be adversely affected. Even if 012 Smile.Com ultimately succeeds, legal actions would divert management time and resources, could be costly and are likely to generate negative publicity. 012 Smile.Com may also be forced to implement costly measures to alter the way its services are provided to avoid any further potential liability.

Risk Related to Our Internet Media Division

Smile.Media generates a substantial part of its revenue from MSN Israel, which is owned by it and Microsoft Corporation, and the termination of its agreements with Microsoft Corporation relating to MSN Israel could seriously harm its business.

        For the years ended December 31, 2004, 2005 and 2006, approximately 64%, 54% and 50% of our media division’s total revenue, respectively, was attributable to its 50.1% owned portal subsidiary, MSN Israel Ltd., which is owned by Smile.Media and Microsoft Corporation. Under the terms of the agreement with Microsoft Corporation, we agreed to provide the financing for the activities of MSN Israel by means of loans in accordance with a business plan and budget approved by the board of directors of MSN Israel from time-to-time and/or guarantees for bank loans. In connection with our assignment to Smile.Media of our rights in and obligations to MSN Israel, Smile.Media also assumed the rights and responsibilities with respect to funds received by MSN Israel from us and the interest accrued on those funds. Smile.Media, as our assignee, has the right to terminate the agreements in the event that MSN Israel’s cumulative losses are $10 million or more. Until such time as the loan is repaid in full, MSN Israel is required to pay Microsoft Corporation a fee equal to 17% of its operating income. Upon repayment of the loan in full, in accordance with the terms of the portal agreement, profits resulting from the operation of the MSN Israel portal will be divided 50.1% to Smile.Media and 49.9% to Microsoft Corporation and Smile.Media will continue to consolidate the operations of MSN Israel into its financial statements.

        Under the terms of the agreements we entered into with Microsoft, Microsoft may terminate the agreements in the event we are in default of our obligations under such agreements and may terminate the portal agreement with or without cause upon 90 days’ written notice and may terminate the shareholders and brand license agreement with or without cause upon 60 days’ written notice. In the event the portal agreement is terminated, Smile.Media would be required to remove the MSN Israel portal from the Internet, would lose all revenue derived from MSN Israel and Smile.Media’s business would be adversely affected. In the event the shareholders and brand license agreement is terminated prior to the repayment of the MSN Israel loan, the remaining balance of the loan would not be repaid. The termination of the MSN Israel agreements would have a material adverse effect on Smile.Media’s results of operations and financial position, including its ability to continue as a going concern.

Smile.Media faces significant competition from companies that provide content, eCommerce services, search services and advertising to Internet users and Internet service providers.

        Smile.Media faces significant competition in every aspect of its business, principally from Google, Walla Communications Ltd., Ynet, Tapuz and Nana, which have aggregated a variety of Internet content, eCommerce services and relevant advertising services. Some of Smile.Media’s competitors have longer operating histories and more established relationships with customers as well as more resources than we do. Smile.Media’s competitors can use their experience and resources in a variety of ways, including acquisitions, research and development and by competing more aggressively for advertisers and online publishers. Some of Smile.Media’s competitors may also have a greater ability to attract and retain users than we do because they operate larger Internet properties with a broader range of content, products and services.

        In addition, some of the portals and websites that Smile.Media competes with may be operated by Internet service providers, other than 012 Smile.Com. Because users need to access the Internet through Internet service providers, or ISPs, users have direct relationships with these providers. If an ISP or, for that matter, a computer or computing device manufacturer offers online services that compete with Smile.Media, the user may find it more convenient to use the services of the ISP or manufacturer. Also, because the ISP gathers information from the user in connection with the establishment of a billing relationship, the ISP may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

Smile.Media’s operating results are likely to fluctuate significantly and may cause our share price to be volatile.

        Smile.Media’s operating results are likely to fluctuate significantly on a quarterly and annual basis as a result of a number of factors, many of which are outside of its control. Some of the factors that may cause these fluctuations include the following:

—	Smile.Media's ability to continue to attract users to its websites;

—	The generation of revenue from traffic on Smile.Media's websites;

—	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of Smile.Media’s businesses (including new websites, projects and services), operations and infrastructure;

—	Smile.Media’s ability to effectively integrate newly acquired Internet properties or marketing relationships for third-party content;

—	General economic conditions and those economic conditions specific to the Internet, online advertising and eCommerce;

—	Smile.Media’s ability to keep its websites operational at a reasonable cost and without service interruptions; and

—	Geopolitical events such as war, threat of war or terrorist actions.

        For these reasons, comparing Smile.Media’s operating results on a period-to-period basis may not be meaningful, and its past results may not be indicative of its future performance.

Smile.Media generates the majority of its revenue from online advertising, and the reduction in spending by or loss of current or potential advertisers would cause its revenue and operating results to decline.

        For the years ended December 31, 2004, 2005 and 2006, our media division generated approximately 68%, 70% and 77% of its total revenue, respectively, from its advertisers. Smile.Media’s ability to continue to retain and grow its advertising revenue depends upon:

—	Its ability to maintain current users and continue to attract new users to its websites;

—	Its ability to offer advertisers a diverse range of vertically and demographically targeted audiences;

—	Its ability to successfully evolve its advertising formats to those preferred by advertisers, such as the emergence of lead generation and pay-per-click, which includes self-service paid search;

—	Widening the continued acceptance of the Internet as an advertising medium by advertisers;

—	Broadening its relationships with advertising agencies and small and medium-size advertisers; and

—	Attracting advertisers to its user base.

        In many cases, Smile.Media’s advertisers can terminate their contracts with Smile.Media at any time. In addition, advertisers may make smaller or shorter-term purchases, and market prices for online advertising may decrease due to competition or other factors. For example, in the late 1990s, advertisers began to spend heavily on online advertising, however, this growth in online advertising was followed by a lengthy downturn in such spending. Advertisers will not continue to do business with Smile.Media if their advertisements on Smile.Media’s websites do not generate sales leads, and ultimately customers, or if Smile.Media does not deliver their advertisements in an appropriate and effective manner. If Smile.Media is unable to remain competitive and provide value to its advertisers, it may lose its existing advertisers and fail to attract new advertisers, which would cause its revenue to decrease and have a negative effect on our business.

Acquisitions and strategic investments could result in operating difficulties and unanticipated liabilities.

        We made several strategic investments related to Smile.Media in 2005 and 2006 and have recently made a strategic investment in LMT.co.il, a last minute travel portal. Smile.Media expects to pursue additional investments and acquisitions in the future. These and future investments and acquisitions may result in dilutive issuances of equity securities, use of cash resources, incurrence of debt and amortization of expenses related to intangible assets. The successful integration of these and future acquisitions into Smile.Media’s business faces a number of risks, including:

—	Difficulty of assimilating the operations and personnel of newly acquired companies and business units into our operations;

—	Potential disruption of Smile.Media's ongoing business and distraction to management;

—	Difficulty of integrating acquired technology and rights into existing services and unanticipated expenses related to such integration;

—	Failure to successfully further develop acquired technology resulting in the impairment of amounts currently capitalized as intangible assets;

—	Potential for patent and trademark infringement claims against the acquired company;

—	Impairment of relationships with customers and partners of the acquired companies or existing customers and partners as a result of the integration of acquired operations;

—	Impairment of relationships with employees of the acquired companies or current employees as a result of integration of new management personnel;

—	Difficulty of integrating the acquired company's accounting, management information, human resources and other administrative systems; and

—	Impact of known potential liabilities or unknown liabilities associated with the acquired companies.

        Any failure in addressing these risks or other problems encountered in connection with past or future acquisitions could cause us to fail to realize the anticipated benefits of our acquisitions, incur unanticipated liabilities and harm our business generally.

If Smile.Media fails to successfully develop and introduce new products and services, or is unable to develop, license or acquire compelling content at reasonable costs, its competitive position and ability to retain and attract users to its websites may be harmed.

        Smile.Media’s future success depends in part upon its ability to retain and attract new users to its websites by offering compelling content and new products and services. Smile.Media is continuously developing new products and services for its users and developing or acquiring compelling content. The planned timing or introduction of new products and services is subject to risks and uncertainties. Unexpected technical, operational, distributional or other problems could delay or prevent the introduction of one or more new products or services. Moreover, Smile.Media cannot be sure that any of its new products and services will achieve widespread market acceptance or generate incremental revenue.

        Most of Smile.Media’s Internet properties license much of the content on their properties from third parties. Such content may require substantial payments to third parties from whom Smile.Media’s Internet properties license or acquire such content. Smile.Media’s ability to maintain and build relationships with third-party content providers will be critical to its success. In addition, as new methods for accessing the Internet become available, including through mobile devices, Smile.Media may need to enter into amended content agreements with existing third-party content providers to cover the new devices. Also, to the extent that Smile.Media develops content of its own, current and potential third-party content providers may view such services as competitive with their own, and this may adversely affect their willingness to license their content to Smile.Media or to its Internet properties. Smile.Media may be unable to enter into new, or preserve existing, relationships with the third parties whose content is sought. In addition, as competition for compelling content increases both domestically and internationally, Smile.Media’s content providers may increase the prices at which they offer their content to it, and potential content providers may not offer their content on agreeable terms. Further, many of Smile.Media’s content licenses with third parties are non-exclusive. Accordingly, other websites and other media such as radio or television may be able to offer similar or identical content.

        If Smile.Media is unable to license or acquire compelling content at reasonable prices, if other companies broadcast content that is similar to or the same as that provided by it, if it does not develop compelling editorial content or personalization services, or it fails to successfully develop and introduce new products and services on a timely and efficient basis, the number of users of its services may not grow as anticipated, or may decline, which could harm our operating results.

Smile.Media may be exposed to substantial liabilities arising out of its Internet activities.

        Smile.Media hosts a wide variety of services that enable individuals and businesses to exchange information, generate content, advertise products and services, conduct business and engage in various online activities on an international basis. The law relating to the liability of providers of these online services for the activities of their users is currently unsettled both within Israel and internationally. Claims may be brought against Smile.Media for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud or other theories based on the nature and content of information that it provides links to, that may be posted online or generated by its users, or with respect to auctioned materials. Smile.Media is especially susceptible to claims arising from its websites that are geared to other cultures and are in other languages that it cannot easily review or may have difficulty in fully understanding. Smile.Media’s defense of any such actions could be costly and involve significant time and attention of its management and other resources. Smile.Media generally does not exercise editorial control over the content appearing on websites that its users may be directed to from Smile.Media’s websites and may be subject to claims that it has not exercised sufficient control over such content. In the event that Smile.Media is found to be responsible for any such liability or required to pay for any damages resulting from any such responsibility, its business may be adversely affected.

        Smile.Media also generally enters into arrangements to offer third-party products, services, or content on its websites and portals. Smile.Media may be subject to claims concerning these products, services or content by virtue of its involvement in marketing, branding, broadcasting or providing access to them, even if it does not host, operate, provide or provide access to these products, services or content. While its agreements with these parties often provide that Smile.Media will be indemnified against such liabilities, such indemnification may not be adequate.

        It is also possible that if any information provided directly by Smile.Media contains errors or is otherwise negligently provided to users, third parties could make claims against it. For example, Smile.Media offers web-based email services which expose it to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email, or interruptions or delays in email service. Investigating and defending any of these types of claims is expensive, even to the extent that the claims do not ultimately result in liability.

Changes in regulations or user concerns regarding privacy and protection of user data could adversely affect Smile.Media’s business.

        Local and international laws and regulations may govern the collection, use, sharing and security of data that Smile.Media receives from its users and partners.  In addition, Smile.Media has and posts on its websites its own privacy policies and practices concerning the collection, use and disclosure of user data.  Any failure, or perceived failure, by Smile.Media to comply with it posted privacy policies or with any data-related consent orders, local, state or international privacy-related laws and regulations could result in proceedings or actions against it by governmental entities or others, which could potentially have an adverse effect on its business.

        Further, failure or perceived failure to comply with Smile.Media’s policies or applicable requirements related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of user confidence in Smile.Media and ultimately in a loss of users, partners or advertisers, which could adversely affect our business.

        There are a number of legislative proposals pending before various legislative bodies in Israel concerning privacy issues which may affect Smile.Media’s business. It is not possible to predict whether or when such legislation may be adopted.  Certain legislation, if adopted, could impose requirements that may result in a decrease in Smile.Media’s user traffic and revenue.  In addition, the interpretation and application of user data protection laws are in a state of flux.  These laws may be interpreted and applied inconsistently from country to country and inconsistently with Smile.Media’s current data protection policies and practices. Complying with these varying international requirements could cause Smile.Media to incur substantial costs or require Smile.Media to change its business practices in a manner adverse to our business.

Risks Related to Our Operations in Israel

We conduct our operations in Israel and our business focuses on the Israeli audience, therefore our results of operation may be adversely affected by political, economic and military instability in Israel.

        We are incorporated under the laws of, and our principal executive offices and employees are located in, the State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Political, economic and military instability in Israel may disrupt our operations and negatively affect our sales.

        We are incorporated, based in and currently derive substantially all of our revenues from markets within the State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

Our businesses may be impacted by NIS exchange rate fluctuations.

        Most of our communications and advertising costs are quoted in dollars. As of June 13, 2002 we are required by law to state our prices in NIS to our residential and small office and home office, or SoHo, customers. Furthermore, if we expand our business into other countries, we may earn additional revenue and incur additional expenses in other currencies. We also have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines). In future periods, our dollar assets (deposits) and our dollar denominated liabilities might commercially serve as partial economic hedges against future exchange rate fluctuations. Because all foreign currencies do not fluctuate in the same manner, we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

        A substantial devaluation of the NIS in relation to the dollar would substantially increase the cost of our services to Israelis, who pay us in NIS, and is likely to result in subscriber cancellations and a reduction in Internet use and e-Commerce in Israel.

Our operating results may be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the NIS against the foreign currencies to which we are exposed, by our currency hedging position and by changes in the Israeli Consumer Price Index.

        Some of 012 Smile.Com’s purchases of international bandwidth and other international agreements expose us to fluctuations in foreign currencies, principally the U.S. dollar. Most of our sales are denominated in NIS. When the Israeli inflation rate exceeds the rate of the NIS devaluation against foreign currencies, our NIS expenses will increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

        We engage in currency hedging transactions to reduce the impact on our cash flows and results of operations of currency fluctuations. We recognize freestanding derivative financial instruments as either assets or liabilities in our balance sheet and we measure those instruments at fair value. However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For a foreign exchange derivative instrument designated as a cash flow hedge, the effective portion of the derivative instrument is initially reported as a component of our shareholders’ equity and subsequently recognized in our income statement as the hedged item affects earnings. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in our reported net income on a quarterly basis.

        Further, as the principal amount of, and interest that we pay on, our debentures are linked to the Israeli Consumer Price Index, any increase in the Israeli Consumer Price Index will increase our financial expenses and could adversely affect our results of operations.

We may be restricted in the conduct of our operations during periods of national emergency.

        During periods of national emergency, the Israeli government may take control of 012 Smile.Com’s network, and it may be ordered by the Prime Ministry of Israel to provide services to security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permit the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces. These actions could adversely affect our business operations.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

        Generally, all non-exempt male adult citizens and permanent residents of Israel under the age of 45, including many of our executive officers and employees in Israel, are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. A shareholder also has a general duty to refrain from oppressing any other shareholder of his or her rights as a shareholder. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who, under our articles of association, has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness, but provides that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Investors and our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors or asserting U.S. securities laws claims in Israel.

        We are incorporated in Israel and all of our executive officers, most of our directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, all of our assets and most of the assets of our executive officers and directors are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd. In June 1999 we changed our name to Internet Gold – Golden Lines Ltd. We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 1 Alexander Yanai Street, Petach Tikva, Israel, and our telephone number is 972-72-2003-848. Our addresses on the Internet are www.smile.net.il or www.smile.msn.co.il. We also have an investor information site at www.igld.com. The information on our websites is not incorporated by reference into this annual report on Form 20-F.

        As part of our internal restructuring in 2006, we transferred our communications and media operations into two operating subsidiaries. We transferred our broadband and traditional voice services businesses to 012 Smile.Com and our media business to Smile.Media. On December 31, 2006, 012 Smile.Com acquired one of its principal competitors, 012 Golden Lines. As a result of this acquisition, 012 Smile.Com is now one of the three largest providers of broadband and international telephony services in Israel.

        012 Smile.Com has a 34% market share of the broadband Internet access market, in which it offers broadband Internet access with a suite of value-added services, specialized enterprise and governmental data services and server hosting. 012 Smile.Com’s broadband services have also been expanded with innovative new services such as voice over broadband, or VoB, WiFi, as well as the introduction of WiMAX services, which is currently in a pilot stage. 012 Smile.Com also has a 34% market share of the international telephony market in Israel, in which it provides outgoing and incoming international telephony, hubbing services for international carriers, and roaming and signaling services for cellular operators. 012 Smile.Com offers its services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel. As of March 31, 2007, 012 Smile.Com provided services to approximately 960,000 households and approximately 93,000 business customers, including 85 of the 100 largest companies in Israel (as determined by Dun & Bradstreet), the Government of Israel and the two largest banks in Israel.

        Smile.Media is a leading diversified Internet media company in Israel and its Internet properties, which include MSN Israel, are among the most recognized and highly trafficked websites in Israel. As of March 31, 2007, Smile.Media had 17 Internet properties in its network, consisting of 11 online content websites and six eCommerce websites. Smile.Media also markets 11 paid content or subscription services as part of its eCommerce business. In addition, it has exclusive rights to market advertising on seven websites owned by third parties.

        Our capital expenditures totaled NIS 20.8 million ($4.9 million), in the year ended December 31, 2006 (not including our acquisition of 012 Golden Lines and the purchase of rights of use of international fiber optic lines), NIS 12.1 million (not including the purchase of rights of use of international fiber optic lines) in the year ended December 31, 2005, and NIS 23.8 million (not including the purchase of rights of use of the international fiber optic lines) in the year ended December 31, 2004. Of the NIS 20.8million of capital expenditures in 2006, NIS 14.7 million, ($ 3.5 million), was invested in network equipment and computers, NIS 3.6 million, ($850,000) was invested in furniture and office equipment and NIS 2.5 million, ($590,000), was invested in leasehold improvements. In addition, we purchased 012 Golden Lines for NIS 614 million ($145.3 million) and assumed liabilities of NIS 536.2 million ($126.9 million).

        During 2007, we expect to incur capital expenditures of about NIS 80.2 million (approximately $19 million) (not including the purchase of rights of use of the international fiber optic lines), mostly for network equipment and computers.

B.	BUSINESS OVERVIEW

Overview and Strategy

        We are a leading communications company in Israel with two principal subsidiaries, 012 Smile.Com and Smile.Media.

        Our 012 Smile.Com subsidiary provides broadband data and traditional voice services to residential and business customers as well as to other Israeli and international communication services providers and our Smile.Media subsidiary is a diversified internet media company in Israel.

        012 Smile.Com is a leading communication services provider in Israel, focused on offering broadband data and traditional voice services to residential and business customers, as well as to other Israeli and international communication services providers. 012 Smile.Com’s broadband data services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via voice over broadband, or VoB, server hosting and a WiFi network of hotspots across Israel. Its traditional voice services include outgoing and incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

        Smile.Media is a leading diversified Internet media company in Israel and its Internet properties, which include MSN Israel, are among the most recognized and highly trafficked websites in Israel. As of March 31, 2007, Smile.Media had 17 Internet properties in its network, consisting of 11 online content websites and six eCommerce websites. Smile.Media also markets 11 paid content or subscription services as part of its eCommerce business. In addition, it has exclusive rights to market advertising on seven websites owned by third parties.

Our Strategy

        We are committed to our long-term goal of enhancing our position as a leading communications and media company in Israel and believe that there are significant opportunities to continue to grow both of our businesses.

Growth strategy for 012 Smile.Com

        We believe that there are significant opportunities for 012 Smile.Com continue to grow its business. The sources of potential growth include 012 Smile.Com’s ability to (i) increase its average revenue per user, or ARPU, from existing customers by providing bundled services, cross-selling services, and upgrading bandwidth, (ii) attract new customers by offering advanced services based on new technologies and cost-effective bundled services and (iii) leverage its network to offer new services, such as WiMAX based services. 012 Smile.Com’s growth strategy is to:

—	Maximize customer satisfaction, retention and growth. We believe that the key factors contributing to customer satisfaction are network performance, reliability and availability of services, customer service and technical support and the range and quality of our services. 012 Smile.Com will continue to focus on its strong commitment to customer satisfaction to keep churn rates low and achieve customer growth through customer referrals.

—	Increase penetration and cross-selling of services to existing customer base. 012 Smile.Com intends to leverage its large residential and business customer base of broadband data and traditional voice customers and its strong brand recognition to increase its ARPU by cross-selling its existing services, including broadband Internet access, traditional voice and VoB local telephony. We believe that bundling attracts new customers, adds value for current customers and increases the share of our customers’expenditures on communications services and significantly increases customer retention.

—	Expand penetration into the local telephony market. 012 Smile.Com intends to capitalize on its receipt of a commercial license to offer VoB services to increase the number of its local telephony customers and achieve a greater share of the local telephony market. We believe that 012 Smile.Com’s VoB services will provide an innovative and complementary service for new customers and for its existing customer base of over 1,050,000 households and businesses. 012 Smile.Com’s VoB services allow it to cost-effectively expand its penetration into the large local telephony market with a versatile, feature-rich, low cost service that can be bundled with other services that its offers its customers. We also believe that the expected implementation, towards the end of 2007, of the number portability program, mandated by the Ministry of Communications, will reduce barriers to entry and provide 012 Smile.Com an opportunity to increase its penetration of the local telephony market.

—	Use advanced technologies to expand our services and enter new markets. 012 Smile.Com is continually expanding its service offerings by leveraging advanced technologies, specifically VoB and wireless solutions such as WiMAX and WiFi. With the use of the 3.7 gigahertz WiMAX spectrum that has been licensed to it by the Ministry, 012 Smile.Com is positioned to deliver a wide range of services over an independent infrastructure able to support future mobility applications, such as VoIP in conjunction with WiFi technology, and provide last-mile wireless broadband access for its business customers. 012 Smile.Com will also consider expanding its service offerings to include Internet protocol television, or IPTV, services, as well as mobile virtual network operator, or MVNO, services.

—	Selectively pursue growth opportunities.In addition to adding customers through its sales and marketing efforts, 012 Smile.Com plans to pursue growth opportunities through acquisitions or strategic alliances that will increase its customer base, allow it to take advantage of the unused capacity of its network, enhance its ability to sell and deliver value-added services and add revenues with minimal incremental costs. There are no current plans, proposals or arrangements with respect to any such acquisition.

Growth strategy for Smile.Media

        Smile.Media strives to offer the most diverse and comprehensive range of Internet offerings in the markets it serves and seeks to develop new properties and acquire, improve and increase revenue generation from existing underdeveloped properties both in Israel and internationally, by implementing the following strategies:

—	Increase revenue from its existing properties. Smile.Media intends to increase its current user traffic and page views by offering more compelling content, increased functionality and additional services, such as community websites, social networking and user-generated content. Another opportunity to leverage its existing content and expand its advertising inventory comes through the extension of such content onto mobile platforms, adding to those currently offered by MSN Israel, Tipo, Seret and Vgames. Smile.Media also intends to continue to increase the advertising yield and transaction conversion rates of its existing Internet properties. We believe that improving the experience for users, advertisers, merchants and content providers, as well as expanding and enhancing its marketing initiatives to these groups, will enable Smile.Media to increase its market share.

—	Leverage its experience in identifying, acquiring and improving the financial performance of Internet properties. Smile.Media has experience in defining areas of demographic interest, identifying selective underperforming Internet properties, acquiring them and improving their financial performance. During the last four years Smile.Media acquired controlling interests in seven Internet properties and was able to realize cross-selling synergies and improve their operational results. We believe that similar Internet properties exist that might benefit from Smile.Media’s brand recognition, management experience and economies of scale and that Smile.Media could turn them into performing assets under its network.

—	Leverage Smile.Media’s demographic know-how to establish community based portals. We believe that Smile.Media’s extensive understanding of different consumer groups, cultures and characteristic of some of the ethnic user groups serves to enable Smile.Media to facilitate online communities. A virtual community or online community is a group of people that primarily or initially communicate or interact via the Internet, rather than face to face using portals or Internet-based social networks. We believe that this form of socio-technical behavior will provide significant advertising and eCommerce revenue opportunities as the proliferation of Internet-based social networks will increase.

—	Pursue direct advertising relationships. Smile.Media plans to pursue more direct relationships with advertisers. In the year ended December 31, 2006, approximately 27% of its advertising revenue were derived from businesses to which Smile.Media directly sold advertising on its properties and the remaining revenue was derived from advertising agencies. Smile.Media intends to expand its direct sales force and provide incentives for them to focus on building more direct advertiser relationships. We believe that selling directly to more advertisers will reduce Smile.Media’s commissions and increase its margins, while improving its relationships and ability to cross-sell.

—	Expand through international and domestic acquisitions and partnerships. Our goal is to expand Smile.Media’s presence in Internet markets internationally and in Israel through the acquisition of, or partnership with, compatible Internet or other media businesses. We believe that applying Smile.Media’s online revenue generation expertise to emerging markets outside of Israel is critical to the growth and diversification of its business. In addition, we believe that Smile.Media’s experience in acquiring and integrating a broad range of Internet properties in Israel that address distinct languages and cultures, as well as niche vertical properties dedicated to servicing diverse demographics, make Smile.Media uniquely qualified to identify, acquire and successfully integrate properties in under-penetrated, under-developed Internet markets internationally. Within Israel, we believe the fragmented nature of website ownership provides opportunities to acquire smaller publishers who have had difficulty converting their user traffic into significant revenue.

Our Business

        We have two principal subsidiaries, 012 Smile.Com and Smile.Media. Our 012 Smile.Com subsidiary provides broadband and traditional voice services to residential and business customers as well as to Israeli cellular providers and international communication services providers and our Smile.Media subsidiary is a diversified internet media company in Israel. The discussion below of our business has separate discussions of each operating subsidiary.

012 Smile.Com

The Israeli Communications Industry

Development and History of the Israeli Communications Industry

        Israel’s communications market has undergone significant changes in the past decade and, although still highly-regulated, has grown rapidly and is highly competitive in nearly every segment. The government has encouraged competition in all facets of the communications market and has been a significant driver of the market’s development.

        Another major driver of growth in the Israeli communications market is Israel’s strong economy. According to the Israeli Central Bureau of Statistics, gross domestic product, or GDP, growth in 2006 was 5.1%, placing it ahead of the developed Western European nations and in line with developing Eastern European nations. At the same time, GDP per capita was $21,000 placing it in a comparable range with developed nations.

        An additional factor behind the industry’s growth is the Israeli population, who we believe generally tend to adopt new technology more quickly than other societies. According to the Ministry, as of the end of 2006, fixed telephony lines passed 99% of Israeli homes, the broadband penetration rate was 62% of households, and the individual mobile telephone penetration rate was 106%, which demonstrates the significant utilization of multiple communication services by the Israeli population.

        Regulatory Changes

        Israel traditionally had one telecom provider, the state-owned monopoly, Bezeq, which was responsible for fixed-line services as well as cellular communications and international communications services. In 1994, the government began to break apart this monopoly and Bezeq was obligated to transfer parts of its operations, which were expected to be subject to competition, to independent subsidiaries. Although the communications industry continues to be highly regulated and participants must operate under license restrictions and conditional permissions, the rules are designed to reduce barriers to entry and make the market more competitive.

        In 1994, the government opened the cellular market for competition. In December 1994, Cellcom began operations in competition with Bezeq’s cellular subsidiary, Pelephone Communications Ltd. In 1998, a third cellular operator, Partner, began operations and 2001, a fourth license was granted to MIRS.

        In 1996, the international telephony market was opened to competition and in 2004, the government opened the international market to additional licensees which continuing to preclude the cellular operators from offering international long distance services.

        In furtherance of the government’s decision to open the domestic fixed-line communications sector to competition, the Ministry has issued several special licenses for the provision of transmission services beginning in 2000.

        The Ministry granted HOT a license in 2000 for the provision of broadband access services to ISPs, which was replaced with a license to provide fixed-line domestic services, including telephony, data communications, transmissions and infrastructure and access to internet provides in nationwide deployment.

        The Ministry’s policy requires Bezeq and HOT to provide ISPs with “open access” to their infrastructure. According to a 2003 amendment to the Communications Law, the Ministry has since 2005 granted several special general licenses for the provision of fixed-line domestic services without a geographical deployment or universal service obligation. The Ministry also issued a number of limited experimental marketing VoB licenses. In 2005, the government privatized Bezeq, further opening the market by allowing full competition in the fixed-line telephony market and issuing domestic fixed-line, or DFL, licenses to other market participants.

        In January 2007, the Ministry published its regulatory guidelines regarding regulation of VoB services. The main principles of the policy are as follows: Bezeq, or any of its subsidiaries, may not provide VoB services until such time as Bezeq’s market share in the fixed-line telephony market falls below 85% in either the residential or business sub-sector at which time Bezeq may seek permission from the Ministry of Communications to provide VoB services to that sub-sector. The Ministry will consider granting a VoB license to YES, Israel’s satellite television service provider, which is an affiliate of Bezeq, after February 2008, subject to deterioration in its competitive position and in light of the state of competition in the fixed-line local telephony market in general. For a period of two years, the interconnect tariffs between the VoB operators and Bezeq and HOT will be symmetrical, after which the Ministry will revisit the issue. Bezeq International, a fully owned subsidiary of Bezeq, filed an appeal to the Supreme Court of Israel against the Ministry of Communications’ VoB policy. Until the final decision of the Court, Bezeq International can provide VoB services under its marketing experimental license, to a limited number of subscribers.

        In March 2007, the Ministry issued us the first license in Israel to test WiMAX technology on a non-revenue generating basis. The Ministry of Communications is currently developing its WiMAX policy and, later this year, is expected to publish its policy on MVNOs and implement its policy on number portability.

        Market

        According to the Ministry, the Israeli communications market was estimated to be $5.5 billion in 2005, 51% of which was from cellular services, 24% from local fixed-line and data, 13% from multi-channel TV, 7% from international long distance and 5% from Internet. Each of these sub-sectors, except for fixed-line and data, has grown from 2003 through 2005. From 2003 to 2005, the cellular market grew from $2.5 billion to $2.8 billion. During the same period, the fixed-line and data markets decreased from $1.4 billion to $1.3 billion. Multi-channel TV grew during that time to $0.7 billion. International long distance grew to $370 million in 2005 and Internet grew during that period to $320 million.

        The Israeli communications market today is dominated by three main groups: Eurocom, the controlling shareholder of our parent, The IDB Group and the Bezeq Group, each with interests in the main communications sub-sectors. Both The IDB Group and the Bezeq Group control cellular operators. Of the three groups, Eurocom Communications is the only group that does not have a major interest in a cellular operator.

        We believe that at March 31, 2007, the three largest ISPs in Israel are us, The IDB Group’s NetVision and Bezeq International. Collectively, we believe that we, along with NetVision and Bezeq International hold substantially all of the broadband Internet access market.

        The international long distance, or ILD, market in Israel is also highly competitive. This market was historically dominated by 012 Golden Lines, which we acquired in December 2006, Bezeq International and Barak. In 2004, the Ministry further deregulated the market by issuing ILD licenses to us, Xfone and NetVision. As a result of our acquisition of 012 Golden Lines, and NetVision’s acquisition of Barak, there are currently three dominant competitors in the market, us, NetVision and Bezeq International. The fourth competitor, Xfone, has a limited share of the market.

        Bezeq, which traditionally controlled the fixed-line communications market, controls approximately 95% of the market as of March 31, 2007. In 2001, the Ministry issued us a point-to-point fixed-line special license for data services. In 2003, the Ministry issued a DFL license to HOT on the condition that it build out a national infrastructure within three years and provide its services on a universal basis. In December 2005, we were also granted a DFL license (which superseded our point-to-point fixed-line special license for data services) without the universal service obligation. Similar licenses have been issued to Globcall and Cellcom, both subsidiaries of The IDB Group and Partner, a major cellular operator. Bezeq is currently not allowed to bundle multi-channel TV, local telephony or other communications services. If, however, Bezeq’s fixed-line telephony market share drops below 85% in either the residential or business sub-sector, Bezeq may seek permission from the Ministry to begin bundling these services in such sector.

There are four companies presently providing cellular service in Israel: Cellcom, a subsidiary of The IDB Group, Partner, Pelephone, wholly-owned by Bezeq, and MIRS Communications Ltd., wholly-owned by Motorola.

        The Ministry has been encouraging competition in the communications market by imposing restrictions and limitations on Bezeq and its subsidiaries, including:

—	a prohibition on the abuse of its monopoly power and dominant position;

—	restricting the entry of Bezeq and its subsidiaries into the local VoB services market until Bezeq’s market share in the fixed-line telephony market falls below 85%;

—	an obligation to maintain structural separation between Bezeq and its subsidiaries pertaining to corporate structure and management systems, including finance, marketing, manpower, assets and data;

—	supervision of most of Bezeq's tariffs; and

—	an obligation to provide “open access” infrastructure services to other licensees on an equal, non-discriminatory basis and a prohibition on granting its subsidiaries advantageous terms when providing such services.

        The Ministry has also supported competition by:

—	separating infrastructure providers and service providers;

—	granting new licenses and encouraging new and innovative technologies such as VoB; and

—	introducing number portability, currently scheduled for implementation towards the end of 2007.

012 Smile.Com Services

        012 Smile.Com is a leading communications services provider in Israel offering a growing range of services, which currently include broadband and traditional voice services. 012 Smile.Com’s broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, PRI services, IP Centrex, server hosting and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators. 012 Smile.Com offers broadband and traditional voice services to a wide audience, which includes residential and business customers, including small office-home office, or SoHo, customers, small-medium size enterprise, or SME, customers, and large corporate customers, as well as international carriers and cellular operators. These services are offered through 012 Smile.Com’s integrated multipurpose network that is deployed through points of presence, or PoPs, throughout Israel and in England, Germany and the U.S.

Broadband data services

        As of March 31, 2007, 012 Smile.Com had over 500,000 residential, business and carrier customers, including many of the 100 largest companies in Israel, the Government of Israel and the two largest banks in Israel.

Access and value-added services

        012 Smile.Com is one of Israel’s three leading ISPs providing permanent, high speed broadband access to the Internet via ADSL and cable networks. We believe that 012 Smile.Com had approximately 34% of the Internet access market as of March 31, 2007. 012 Smile.Com offers high-speed continuous access connections employing digital leased lines at various bandwidths to meet customer needs. Broadband access is offered at speeds of up to 6 Mb/s. In addition to Internet access, 012 Smile.Com offers a diverse suite of value-added services that are incremental to its core Internet access service. Value-added services are focused on enhancing customers’ Internet experience by providing additional features and applications and by increasing access security.

Residential customers

        012 Smile.Com provides residential Internet access customers with a suite of value-added services for which they may subscribe, including:

—	e-mail,	—	global remote access,

—	wired and wireless home networking,	—	parental content filtering,

—	security services, including firewall and	—	on-line backup, and
intrusion prevention, attack prevention,
	anti-virus, anti-spam,	—	content services.

—	unified messaging,

Business customers

        012 Smile.Com provides business Internet access customers with a suite of value-added services for which they may subscribe, including:

—	various security services, such as	—	consulting, purchasing and integration
	firewall and intrusion prevention, attack		of equipment,
prevention, anti-virus, anti-spam,
	content filtering, secure socket layer	—	IP roaming,
communications protocol providing
	end-point authentication,	—	unified messaging, networking,

—	e-mail, including single, multiple and	—	wired and wireless links, and
large mailboxes and domains,
		—	on-line backup.
—	virtual private network, or VPN services,

Specialized data services

        Specialized data services are provided to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. The fee structure for these services depends on three main factors: volume of capacity, distance and the type of technology used. Most services are provided under one to two year contracts. These services are provided using a variety of technological solutions, including:

—	International private line communication or leased line allows customers to purchase bandwidth point to point for exclusive use. Leased lines are based on E1 (2Mb/s), T1 (1.5Mb/s), DS-3 (45Mb/s) and STM-1 (155 Mb/s) transmission volume;

—	Ethernet over Synchronous Digital Hierarchy, or SDH, allows customers to connect to sites around the globe with private LAN connection. Speed rates range from 2Mb/s up to 155Mb/s. Since SDH networks have bandwidth guarantees, the connection is suitable for video, voice and data information;

—	ATM (asynchronous transfer mode) connection offers four different qualities of service levels and speed rates up to DS-3 (45Mb/s), which is suitable for video, voice and data information;

—	Frame Relay connections based on the ATM backbone offer speed rates up to E1 (2Mb/s) for voice and data information;

—	Multi protocol label switching, or MPLS, offers four different qualities of service levels. MPLS also enables us to offer performance levels, efficient network management, traffic engineering and VPN services.

VoB Services

        In September 2004, 012 Smile.Com was granted an experimental license to provide trial VoB services and subsequently began to offer service to a limited number of lines in 2005. Under the license, such service could be provided to no more than 13,000 lines until February 4, 2007, at which point 012 Smile.Com received authorization to provide VoB local telephony services without any limitation on the number of users.

        012 Smile.Com’s VoB local telephony customers can make and receive calls using a standard telephone plugged into a portable enabled device that can be used almost anywhere a broadband Internet connection is available. VoIP technology, which converts voice signals into digital data packets for transmission over the Internet, is used to transmit these calls and the service is provided by using our customer’s existing broadband Internet connections. We believe that 012 Smile.Com’s VoB service can be a replacement or a complementary option to fixed-line telephony services, allowing us to cost-effectively enter the Israeli local telephony market with a product that can be bundled with the other services offered by 012 Smile.Com.

PRI services

        012 Smile.Com has been providing primary rate interface, or PRI, services to business customers since December 2005. This service, which offers high quality point-to-point PRI ISDN communications lines, over which up to 30 calls can be transferred simultaneously, is primarily used by large corporate customers, including some of Israel’s largest corporations.

IP-TRUNKING services

        IP-TRUNKING services which provide interconnections between service providers using services initiation protocol, or SIP, have been offered to business customers since February 2007. This service, which offers high quality point-to-point IP communications lines, over which up to 60 calls can be transferred simultaneously, is offered to business users. We are the first communication services provider in Israel to supply IP-TRUNKING to the business community.

IP Centrex

        Since 2005, 012 Smile.Com has provided business customers with an IP-based PBX, or telephone switching system, which connects to the customer through a broadband connection, IP Central Office Exchange Service, or IP Centrex, and offers VoIP and other IP-based services as well as connectivity to the regular telephone system. Among the IP-based services offered are 4-digit internal calling, web-administration portal, free calls between different branches world-wide, conference bridging, Interactive Voice Response, or IVR (auto attendant), call hold, call transfer, last number look-up and redial, call forward and three-way calling.

Server hosting and co-location services

        012 Smile.Com operates three server hosting facilities and provide connectivity to the Internet for over 55,000 business customers. Its newest hosting facility, which opened in June 2007, is designed to provide and support the most advanced set of communications services. Many customers utilize 012 Smile.Com’s services to manage their Web servers, which generate a considerable amount of traffic, ranging from thousands to hundreds of thousands of hits a day. Clients are able to configure and operate their servers remotely and save on router, Internet connection, security system and network administration costs. 012 Smile.Com also offers co-location services to its business customers at its server hosting facilities. As part of its co-location services, 012 Smile.Com houses the back-up servers used by businesses to ensure that their systems do not lose data or suffer a lengthy interruption of service because of a power outage, computer fault, or other reasons. 012 Smile.Com supplies power, lights, network bandwidth and the physical security of the site and its facilities have multiple power backups that are able to provide power during lengthy power outages.

WiFi network

        012 Smile.Com currently operates a comprehensive network of hotspots covering hotels, hospitals, other public areas and all commercial airports throughout Israel.. 012 Smile.Com has entered into contracts with many of the entities that sponsor the service in their facilities or communities and is the exclusive provider in their premises. Many of these contracts provide for revenue sharing, such as its contracts with hotels and hospitals. 012 Smile.Com also provides open public access WiFi services throughout central Jerusalem and plans to continue to expand its WiFi footprint by adding additional hotspots at various locations in Israel.

WiMAX services

        In March 2007, 012 Smile.Com received a license from the Ministry to conduct WiMAX technology trials in several locations in Israel, including the largest high-tech business center in the Tel Aviv area. WiMAX stands for Worldwide Interoperability for Microwave Access.

        WiMAX technology has the capacity to support value-added applications, including live video broadcasting, high-speed data, high quality voice and multimedia content to a wide coverage area. We expect that a WiMAX network will create a new communication path into a home or office as well as provide a broadband connection any time and anywhere in our coverage area, providing support for wireless transmissions for future mobility applications as well as devices offering VoIP in conjunction with WiFi technology, and providing last-mile wireless broadband access as an alternative to cable and ADSL service.

        The Ministry has licensed 012 Smile.Com to use the 3.7 gigahertz spectrum for a period of one year on a non-revenue generating basis. The trial will provide us with valuable technical and feasibility insights for future WiMAX project roll-outs. In the first stage of the trial, we intend to test “Fixed WiMAX” technology, which delivers transmissions via a wireless broadband connection from a single point to multi-points.. 012 Smile.Com intends to test broadband and traditional voice services that can be accessed by a user’s handheld device or handset, such as a mobile phone, personal digital assistant, or PDA, or laptop. In the future, as “Mobile WiMAX” technology becomes more widely adopted, 012 Smile.Com intends to implement “Mobile WiMAX” technology to establish local broadband wireless systems that will provide coverage over a large geographic area.

Traditional voice services

        012 Smile.Com offers traditional voice services to residential and business customers throughout Israel and to international carriers and local cellular operators. As of March 31, 2007, 012 Smile.Com had approximately 810,000 registered customers in its database, of which approximately 410,000 customers used its services and were billed in the last year. In addition, 012 Smile.Com has over 700,000 occasional users. Traditional voice services include incoming and outgoing international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators.

Incoming and outgoing international telephony services

        012 Smile.Com is one of the three largest international telephony services providers in Israel, providing international telephony services to over 240 countries through direct connections with approximately 100 carriers. 012 Smile.Com believes that as of March 31, 2007, it accounted for approximately 34% of the total international telephony traffic in Israel.

        The outgoing international telephony services offered to 012 Smile.Com’s residential and business customers include direct international dialing services, international and domestic pre-paid and post-paid calling cards and call-back services. Post-paid cards offer the customer the ability to use an international calling card, which is paid for through the customer’s account with us. Pre-paid cards allow the customer to purchase call time in advance. Pre-paid cards are sold to distributors, which are treated as business customers, for distribution in the residential market. In addition, business customers are offered international toll-free numbers and the 012Mobile service. 012Mobile is an international GSM cellular service offering fixed rates on calls from anywhere in the world.

        012 Smile.Com offers incoming international telephony services to international carriers, which include termination services for telephone calls originating outside of Israel.

Hubbing services

        012 Smile.Com provides hubbing-traffic routing between international carriers to approximately 100 carriers. We believe that the ability to provide hubbing services to world class carriers, such as AT&T, British Telecom, MCI, Sprint, Deutsche Telecom and Cable & Wireless demonstrates the high level of performance of 012 Smile.Com’s international telephony infrastructure and the recognition of the international telephony community of the quality of its service.

Roaming and signaling services

        012 Smile.Com also provides roaming and signaling services for local GSM mobile operators. Signaling messages indicate a mobile user’s location while roaming within Israel through our STP (signal transfer point), or while traveling abroad. The local GSM operators are charged for this service based on the number of signaling messages sent and received.

Marketing and sales

        012 Smile.Com presents a “One-stop Shop” solution to its residential and business customers by offering a diverse basket of solutions and a unique service experience in a competitive environment. 012 Smile.Com seeks to strengthen its brand awareness and to create a unified branding approach among its voice and data customers for its various service offerings. On a pro-forma basis, 012 Smile.Com has invested approximately NIS 375 million ($89 million) in creating significant awareness for its brands, which are among the most recognized and respected brands in Israel. 012 Smile.Com also actively promotes and cross-sells its services to existing customers with special bundled offerings aimed at servicing their communications needs and enhancing customer loyalty.

        The marketing and communications strategy is executed through all levels of the business. Marketing teams focus on the business and residential sub-sectors separately. The marketing teams include specialists who focus on marketing communications and product development, and have an economics control manager who ensures that all marketing activities are cost effective.

        A variety of marketing and promotional activities are used to stimulate awareness of 012 Smile.Com’s broadband access services. These efforts are directed both to consumers who have not previously subscribed to Internet access services and to Internet users who may switch to 012 Smile.Com’s services after learning of their affordability and reliability.

        012 Smile.Com’s channel marketing program involves the promotion of its services by its marketing partners to their own customers. These joint marketing programs provide 012 Smile.Com with distinct advantages, including the ability to gain leverage from the marketing partner’s brand through joint advertising and promotions and cost-savings from contributions from marketing partners to our advertising and promotion budget. Marketing partners typically display 012 Smile.Com’s applications and logos in their retail stores, distribute promotional materials with their own products and services, and engage in joint promotion and co-marketing activities. Registering a new customer is easily performed through an on-line registration web-accessed platform. 012 Smile.Com’s channel partners include:

—	retail computer chains located in the largest shopping malls in Israel, who offer its Internet services accompanied with relevant software, hardware and communication products, and

—	numerous stand-alone PC stores that promote its Internet service and are compensated with a success fee.

Customer service and support

        012 Smile.Com has a strong commitment to customer satisfaction. Customer satisfaction has helped efforts to keep churn rates low and achieve customer growth through customer referrals. We believe that the key factors contributing to customer satisfaction are network performance, primarily the reliability and speed of the Internet access service, customer service and technical support and the range and quality of our products and services.

        Customer service and support operations are based upon the foundation of integrated customer relationship management, or CRM, and computer technology integration, or CTI, systems. This integration allows 012 Smile.Com to successfully leverage its marketing and sales personnel and technology resources in line with its strategy, and to offer more efficient service to our customers. We are able to quickly and easily access relevant client information (for example, the most often dialed numbers) and determine the potential spending of a customer and cross-selling opportunities. We also use data mining to provide call representatives with the best possible information about a customer.

        012 Smile.Com’s sales and customer service functions are carried out by separate service centers that respond to calls from residential and business customers. We service our customer groups through dedicated multi-language call center personnel and multi-language technical support staff. The business service center is responsible for sales and customer care for the business sub-sector. Our business service center’s marketing and sales force has three areas of focus: broadband access, traditional voice and specialized data services.

        Technical support is available to all residential and business customers on a 24-hour basis. Customers can obtain customer support by telephone, e-mail or fax. We also publish printed reference materials and maintain comprehensive descriptions of our customer care services on our website as well as troubleshooting tips and configuration information.

Network and technology

        The 012 Smile.Com network is designed as a multi-purpose network that readily supports the convergence of traditional voice and broadband data services and is fully scalable and capable of handling projected growth requirements as 012 Smile.Com expands its services and customer base.

        The multi-purpose network supports broadband data and traditional voice services across Israel, as well as dial-up, ADSL, ISDN and cable broadband services. 012 Smile.Com’s network infrastructure is designed to provide customers with reliability and throughput, while minimizing costs through efficient use of 012 Smile.Com’s international and domestic infrastructure. Reliability is primarily achieved through redundancy in mission critical systems, minimizing the number of “single points of failure,” that is, points where the failure of a single component of the network could interrupt service to customers. Throughput is achieved by deploying robust systems, diverse network architecture, multi-peered Internet backbone connections, efficient load balancing and high-speed switching cores. Efficient bandwidth allocation and management is achieved through constant monitoring of Internet traffic and web caching that optimizes the flow of traffic through our multiple Internet connections.

        In order to optimize the performance of its network and support systems, 012 Smile.Com consistently utilizes some of the most specialized and advanced communication technologies, software and equipment, working with vendors such as Cisco, Amdocs, Nortel, Peoplesoft, BroadSoft, Juniper and Hewlett-Packard.

ISP Network Infrastructure

        The 012 Smile.Com ISP network infrastructure is built on the basis of three tiers: core, aggregation and access.

        Core

        The core tier of the network is built around three backbone datacenters (one in Tel Aviv and two in Petach-Tikva, all in central Israel. Currently there is an additional backbone datacenter which shall be cancelled during the next 6 months). These three main sites are interconnected using a dense wavelength division multiplexing, or DWDM optical ring which provides a total of 20 Gb/sec bandwidth between the sites. The connection that links the devices to the core tier uses 10 Gigabit Ethernet technology. The network fully supports multi protocol label switching, or MPLS, which enables us to ensure quality of service for critical applications and utilize advanced techniques such as traffic engineering and service level agreements, or SLAs. MPLS also plays a crucial role in offering value-added services to business customers, such as virtual private network, or VPN, access.

        The core edge is where the network interconnects with other ISP networks that are either operated by other ISPs in Israel or international upstream providers. 012 Smile.Com is directly connected to all the other major Israeli ISPs as well as to the Israeli Internet Exchange (IIX). The network edge spans to New York, London and Frankfurt, three of the world’s largest Internet hubs, where 012 Smile.Com co-locates edge routers in order to peer with upstream providers. The international and local reach of the network is designed to assure both geographical redundancy and efficient routing.

        012 Smile.Com has more than 6Gb of Internet connection capacity between Israel, Europe and the United States, and a local Internet connection capacity of 30Gb. 012 Smile.Com continuously monitor capacity demands on its network and expands network resources ahead of market demands. 012 Smile.Com operates a 24 hour, seven days a week, 365 days a year, network operations center staffed with trained operators who utilize advanced monitoring hardware and software systems to assure service level agreements and immediately handle faults if those occur. The network operation center monitors network traffic, quality of service and security issues, as well as the performance of the equipment located at each of the various datacenters and points of presence.

        Aggregation

        The aggregation tier aggregates the access tier into the core backbone using MPLS technology and 10 Gb Ethernet links. This tier is based on carrier grade Ethernet switches in a fully redundant topology.

        Access

        The tiered network enables access between different network functions providing customers with three major connectivity options to access the network:

—	Broadband access: provided through either Bezeq, the incumbent local telephony operator, offering ADSL lines, or by HOT, the incumbent local cable provider that offers cable-modem access.

—	Leased line access: provided through third party transmission providers. Our leased line offerings include Frame-relay, E1 leased, DS3, and ATM. All business customers using this access are connected through dedicated routers in order to provide the highest level of service.

—	Wireless access: provided to customers that are located within close proximity to one of our PoPs or requiring point to point or point to multi-point connectivity.

International telephony switching systems

        Through its international telephony switching systems, 012 Smile.Com has connections with international carriers in North America, South America, the Middle East, Western Europe, Eastern Europe, Asia and Africa, and its intelligent networks provide post and pre-paid services and international toll free services. This platform gives 012 Smile.Com the ability to build new services without using a vendor’s intervention. The platform also provides the ability to connect with other telecommunications providers using IP connections as well as legacy time division multiplexed, or TDM, connections.

        012 Smile.Com’ international telephony services are provided to and from Israel by means of four marine communications cables designed for the rapid transfer of large capacity content. Most of the communication traffic to and from Israel is routed via Lev and MedNautilus whose capacity exceeds that of the other two cables, Emos-1 and CIOS.

Transmission network

        An independent transmission infrastructure connects 012.Smile.Com’s Israeli sites. The network is based on SDH/DWDM (Synchronous Digital Hierarchy/ Dense Wavlength Division Multiplexer) technology. Eight (out of 32) fibers wavelengths are being used, providing Gigabit Ethernet and SDH STM-16 connectivity between the sites.

        Broadband data services are provided from 012 Smile.Com’s Petach-Tikva and Tel Aviv sites, which interconnect with both international and domestic carriers. 012 Smile.Com also has PoPs in Europe (London and Frankfurt) and the United States (New Jersey). These five sites create a multi-technology, multi-service, fully redundant network.

        012 Smile.Com’s IP network is able to assure the proper quality of service for each application and the same IP network supports both 012 Smile.Com’s international telephony operations aw well as its Internet operations. In order to increase the reach of its voice network, 012 Smile.Com installed a VoIP gateway at its facility in Frankfurt. This gateway enables 012 Smile.Com to connect to operators that do not support VoIP. 012 Smile.Com intends to install similar gateways at its international facilities in London and New York.

        To produce warnings, the anti-fraud system relies on a set of filters which are manually defined. Because of the high sophistication of telephony hackers, the filters are updated manually and on regular basis to answer any new threat that hackers may come up with, and to make sure that a pre-defined usage policy of the telephony system is imposed. An anti-fraud team investigates every warning message produced by the system and an anti-fraud operation center is manned 24 hours a day, 365 days a year.

VoIP-local call system

        012 Smile.Com’s integrated VoIP local call system has been designed to provide smooth scalability. A class 4 switch in Petach-Tikva using a media gateway enables connections under European and US standards and SIP, and ISDN user port, or ISUP, signaling. This platform provides the ability to connect with other communications providers using IP connections as well as legacy TDM connections. 012 Smile.Com also has a class 5 switch in Petach-Tikva with enhanced Internet web access to change and operate features by the customers themselves. The platform offers a wide range of services including IP Centrex multimedia, IP infrastructure and security, provided by specialized routers, firewalls and a session boarder controller.

Competition

        012 Smile.Com faces competition in all segments of its operations. In each segment, competition to a large extent depends on price and quality of service. Some of its competitors and potential competitors may have greater financial, technical and marketing resources than 012 Smile.Com does. Moreover, 012 Smile.Com’s services are subject to regulation by the Ministry, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

        The markets for providing broadband and traditional voice services are highly competitive and currently dominated by 012 Smile.Com and two additional service providers, accounting for more than 95% of the broadband and traditional voice services market as of March 31, 2007. 012 Smile.Com’s main competitors are Bezeq International and NetVision.

        012 Smile.Com is currently the only company in Israel that provides VoB services on a commercial basis. Competitors in the local telephony sub-sector include Bezeq, HOT and local cellular operators. 012 Smile.Com also competes against established alternative voice communication providers, such as Skype (a service of eBay Inc.). We expect that competition in this sub-sector will intensify in the future. Such competitive environment could intensify price competition and limit 012 Smile.Com’s ability to maintain or increase its market share of the local telephony market.

        In the future, we may face additional competition from cellular operators in Israel, such as Cellcom, Partner and Pelephone, which have already received ISP licenses, and from international ISPs. Moreover, companies that provide connections to consumers’ homes, such as Bezeq and HOT, are currently restricted from providing broadband Internet access and international telephony services. In the future, the Ministry may grant them or other providers licenses for the operation of such services.

        We believe that 012 Smile.Com has competed favorably to date, based on its strong brand recognition, achieved principally through innovative marketing programs, and its emphasis on providing fast and reliable, high quality services and superior customer service and support.

Government Regulation

        General

        The Israeli communications market is highly regulated and as a result a significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Communications Law and the provisions of our licenses. The Ministry has the regulatory authority and broad discretionary powers under the Communication Law and our licenses. The current policy of the Ministry is not to limit the number of licenses granted to qualified licensees.

        Licenses and applications

        The table below lists the licenses that were granted to 012 Smile.Com, the type of services offered under each of such licenses and their respective terms:

License	Services we provide	Expiration of licenses

International telephony	Voice	June 2024, with possible extensions
license	— Outgoing and incoming international telephony	of 10 years each.
services
— international calling cards services

VoB and DFL license	Specialized data services Local data and voice services	December 2025, with possible extensions
(granted to 012 Telecom Ltd,	— Local telephony using VoB access	of 10 years each.
our fully owned subsidiary)	— Local telephony using dedicated lines based on PRI
services

ISP special license	Local infrastructure and data services Broadband	June 2012, with possible extensions
	data services (without voice)	of 5 years each.
— ADSL/cable/dial-up Internet access
— Value-added services
— WiFi

WiMAX technology	Broadband, data, international and local voice	March 2008
experimental	service based on the WiMAX infrastructure
license (2007)

Call routing license	— Domestic and international outgoing pre-paid and	October 2007 (the Ministry currently
(special license)	post-paid calling card services	considers our request for an additional
5-year period).

Terms of the licenses

        Generally, the terms of the licenses granted to 012 Smile.Com are similar. In each case, the Ministry under the terms of the licenses has discretion over the form and scope of customer agreements and 012 Smile.Com may be required to revise such agreements if requested by the Ministry. The main terms of the licenses are as follows:

Service provision

        012 Smile.Com’s international telephony license is a general license that requires it to provide services on a universal and non-discriminatory basis. In addition, 012 Smile.Com is required to allow interconnections between its network and other holders of general licenses and to furnish other licensees with all required information to do so. Any such interconnectivity must also be offered at the rates set by the Interconnect Regulations as described under “Interconnect and other charges” below. 012 Smile.Com’s licenses do not allow it to terminate or suspend services to its customers unless such termination or suspension is based on grounds specified in the license, including, for example, a customer’s default in payment. Moreover, in certain circumstances, such termination or suspension requires the approval of the Ministry.

        Under Israeli law and the provisions of our international telephony and DFL licenses, 012 Smile.Com must provide the Israeli security and defense forces with special services if required. Payment for such services is to be determined by agreement, on the basis of the reasonable expenses incurred to provide such services and the prices otherwise charged for these services.

Local presence and shareholding requirements

        Regulations issued under the Communications Law require that the CEO of 012 Smile.Com, any member of its board holding an executive role, as well as a majority of the members of the board shall be citizens and residents of the State of Israel. In addition, 012 Smile.Com is required to maintain its center of operations in Israel

        012 Smile.Com’s general licenses also require that Israeli residents and citizens have minimum shareholdings in the company. In that regard, throughout the term of the VoB and DFL License, at least 20% of its means of control must be held by an Israeli citizen and resident or by an entity the controlling shareholder of which is an Israeli resident and citizen, while under the international telephony license at least 26% of its means of control must be held by Israelis at all times. “Means of control” is defined as voting rights, the right to appoint a director or general manager, the right to receive dividends, or the right to participate in distributions upon liquidation.

Minimum achievement commitments

        012 Smile.Com’s general licenses require that it achieve and maintain certain milestones. Its VoB and DFL license requires it to provide services of a scope that will, in the aggregate, produce proceeds of not less than NIS 50 million over a period of three years from commencement of the services (a milestone which we expect will be achieved). Under its international telephony license, 012 Smile.Com is required to maintain an irrevocable right to use an infrastructure system securing its ability to provide international connect services for a period of at least five years with sufficient scope to provide for at least 25% of its projected capacity requirements, which 012 Smile.Com has secured through an agreement with MedNautilus.

Obligations in relation to holdings and restrictions on transfer

        Under the terms of its general licenses, the transfer or pledge by 012 Smile.Com of any of its “License Assets” (defined as the assets required by the licensee for the provision of its services) requires the prior written consent of the Ministry. Such consent may be subject to conditions prescribed by the Ministry, which shall grant its consent to such transfer or pledge if it finds that foreclosure of the pledge will not cause any disruption to the provision of 012 Smile.Com’s services.

        A pledge of License Assets does not require the prior written consent of the Ministry if it is made to an Israeli bank in connection with credit extended by the bank under an agreement in which the bank undertakes that foreclosure of the pledge will not cause any disruption to the provision of services and provided that a prior notice of such pledge or transfer has been given to the director general of the Ministry.

        012 Smile.Com’s licenses require the approval of the Ministry for the acquisition of 10% or more of its means of control. A separate approval from the Ministry is required for the acquisition of 25% or more of 012 Smile.Com’s means of control or for the acquisition of means of control providing its holder with the direct or indirect ability to have a significant influence over 012 Smile.Com’s operations, and an additional approval from the Ministry is required for the acquisition of 50% or more of its means of control or for acquisition of means of control providing its holder with the direct or indirect ability to direct 012 Smile.Com’s operations. In each case the ability to influence or direct 012 Smile.Com’s operations may arise from its articles of association, from written or oral agreements or from holding any means of control or otherwise, other than from holding the position of a director or an officer, and the holder of largest share of any type of means of control is deemed to have the ability to control 012 Smile.Com’s operations.

        The above-mentioned provisions do not apply to the acquisition of “Traded Means of Control,” defined as means of control listed on a stock exchange or that were offered to the public, provided that the initial public offering was approved by the Ministry and that the acquisition of traded means of control does not involve a change of control. 012 Smile.Com’s general licenses require it to provide written notice to the Ministry of the acquisition of traded means of control as a result of which any entity becomes a holder of 5% or more of its means of control within 21 days of becoming aware of such acquisition.

        In addition, 012 Smile.Com is required to provide written notice to the Ministry within 21 days of becoming aware of (i) an acquisition of traded means of control as a result of which any entity becomes a holder of 10% or more of its means of control, (ii) an acquisition of 25% or more of its traded means of control, or (iii) an acquisition of 012 Smile.Com’s Traded Means of Control providing its holder with the direct or indirect ability to have a significant influence over our operations, provided that in any and all such cases, the acquisition does not result in a transfer of control over us. Moreover, within the scope of the notice to the Ministry, we are required to apply for an approval of such acquisition.

        Any holding of 012 Smile.Com’s Traded Means of Control that requires the approval of the Ministry will be, unless the approval is granted, regarded by as “dormant shares” within the meaning of the Israeli Companies Law until such approval is obtained. Such shares carry no rights and may not be voted at general meeting except for the right to receive their pro rata portion of dividends and distributions paid to shareholders. These provisions of 012 Smile.Com’s licenses are incorporated into its articles of association.

        Similarly, 012 Smile.Com’s general licenses provide that a holder of means of control in the company or in a shareholder, which holds at least 5% of 012 Smile.Com’s “means of control,” may not grant a pledge over its holdings if as a result of foreclosing the pledge, the pledge holder may hold 5% or more of the company’s means of control (25% or more in the case of a pledge granted to a bank), hold 25% or more of the company’s means of control or means of control providing it the direct or indirect ability to have a significant influence over 012 Smile.Com’s activities, or 50% or more of it means of control or means of control providing it with the direct or indirect ability to control 012 Smile.Com’s activities. The rules do not apply if the pledge agreement requires the prior approval of the Ministry for the foreclosure of the pledge.

        Furthermore, under 012 Smile.Com’s general licenses, it must maintain a minimum level of shareholders’ equity. Under each of its VoB, DFL and international telephony licenses 012 Smile.Com’s shareholders’ equity on a combined basis must equal or exceed NIS 25 million ($ 5.9 million), while under the international telephony license it must equal or exceed NIS 20 million ($ 4.7 million). Approval of the Ministry would be required under the terms of these special licenses if there is a change in 012 Smile.Com’s means of control.

        Under the Communications Law, a license, including any right granted under the license, may not transferable, may not be encumbered and must be incapable of being seized. However, the Ministry may, in special circumstances, allow the transfer of a license in the case of structural changes and upon the satisfaction of stipulated conditions, if the Ministry is convinced that all of the conditions satisfied by the transferor are satisfied by the transferee.

Interconnect and other charges

        012 Smile.Com is required to interconnect its network to other public communications networks in Israel, on equal terms and without discrimination, in order to enable subscribers of all operators to communicate with one another. Similarly, Bezeq, HOT and all of the cellular operators must provide 012 Smile.Com with use of their networks for the purpose of transmitting its international and local fixed-line traffic, as well as with open access for the purpose of providing ISP services.

        The Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000 issued by the Ministry establish the interconnect tariffs among landline operators, international call operators and cellular operators as follows:

—	The interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was decreased as of March 1, 2005 from NIS 0.45 to NIS 0.32 per minute; and as of March 2006, to NIS 0.29 per minute. This tariff was reduced to NIS 0.2659 per minute as of March 1, 2007, and it will be further reduced to NIS 0.22 per minute as of March 1, 2008.

—	The interconnect tariff payable by a landline operator for the completion of a call on another landline network is NIS 0.0432 per minute (NIS 0.0239 per minute on nights and weekends). The Ministry announced its intent to review the symmetrical interconnect tariffs between landline operators operating a VoB network and other landline operators not later than February 2009.

—	The maximum interconnect tariff payable by an international call operator for the completion of a call on a cellular network is NIS 0.2557 per minute. This tariff will be reduced to NIS 0.22 per minute as of March 1, 2008.

        These tariffs do not include value added tax and are updated in accordance with the regulations in March of each year based on the change in the Israeli CPI published each January. 012 Smile.Com has agreements with Bezeq, Hot and the cellular operators establishing procedures of interconnecting our networks and allowing each operator to collect and remit the interconnect tariffs.

Indemnity and insurance

        012 Smile.Com’s general licenses require it to fully indemnify the State of Israel with respect to any third party claim made against the State of Israel in connection with the establishment, use, deployment and maintenance of its network and/or any other aspect of the services provided. In addition, 012 Smile.Com must consistently maintain adequate insurance coverage to the satisfaction of the Ministry.

Networks

        012 Smile.Com is required to confirm, by performing periodic inspections, that its network infrastructure and services comply with all applicable standards and technical specifications established by the Ministry or any regulatory body in Israel or a foreign regulatory body recognized in Israel under a license.

Termination and fines

        The Ministry may terminate 012 Smile.Com’s licenses if it materially defaults under the terms of the licenses, do not comply with the Ministry’s instructions or fail to cure a nonmaterial default within the prescribed grace period. Each of the licenses may also be terminated if 012 Smile.Com becomes bankrupt, effects a voluntary dissolution or becomes subject to the appointment of a receiver or liquidator, if means of control in the company are transferred without the necessary prior approval of the Ministry, or if the Ministry has determined that it is required to terminate the license based on public policy considerations. In certain circumstances the Ministry may amend the terms of 012 Smile.Com licenses (for example in order to ensure the existence of competition or to adapt to recent technological changes). Each license grants the Ministry general access and inspection rights to 012 Smile.Com’s premises and books. Upon expiration or termination, 012 Smile.Com is obligated to transfer its network infrastructure and related contracts to the subsequent license holder appointed by the Ministry. Compensation for such transfer is on the basis of market prices assuming a going concern value.

        The Communications Law and 012 Smile.Com’s licenses allow the Ministry to impose upon it substantial fines for breach of the terms of the licenses. Following a recent increase in the amount of fines that may be imposed, the maximum amount per violation that may be imposed is NIS 1.4 million plus 0.25% of our annual revenue from the preceding year. An additional fine of 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry has determined that certain service-related terms in the licenses are “service terms.” The maximum fine per violation of a “service term” is up to twice the amount of any other fine set in the license for such a violation for each period of 30 days or portion thereof during which the violation continues.

        012 Smile.Com’s general licenses require that it provide the Ministry with bank guarantees to secure payments of fines or indemnities that it maybe required to pay to the Ministry. Accordingly, 012 Smile.Com provided a bank guarantee of $ 2,400,235 in connection with its international telephony license and a bank guarantee of $2,352,388 in connection with its VoB and DFT license. The Ministry may collect the bank guarantee if 012 Smile.Com breaches a material term of its license, does not obtain proper insurance as required under the terms of the licenses, does not pay the required royalties, a fine is imposed, or the Ministry suffers damages as a result of the cancellation of a license.

Extension of licenses

        012 Smile.Com’s licenses provide that the original term of the licenses may be extended by the Ministry for successive periods of ten years for the international telephony license and the VoB and DFT license and five years for the call routing license, provided that 012 Smile.Com has complied with the license and applicable law, has continuously invested in the improvement of the service and network and has demonstrated the ability to continue to do so in the future.

Royalty payments to Ministry

        Under each of the general licenses, 012 Smile.Com is required to pay royalties to the State of Israel on royalty-bearing revenues (defined as all of the revenues from providing services under the licenses net of certain deductions, such as interconnect fees, amounts paid to out-of-the-country communications providers for completing outgoing calls, revenues from providing transmission services to other license holders, revenues from sale of equipment and bad debts). The royalties are payable on a quarterly basis at a current rate of 2.5%, which according to regulations issued by the Ministry will be reduced to 2.0% in 2008, to 1.5% in 2009 and to 1.0% starting January 1, 2010.

        In June 2006, the Ministry demanded that 012 Golden Lines pay NIS 7.5 million in royalties based on its calling card income for the years 1997 through 2000. This demand was first raised in a letter from the Ministry in January 2001, and several meetings and discussions took place in the interim. In response to the Ministry’ demand, 012 Golden Lines provided a legal opinion indicating that the demand and the provisions of the license on which it was based are beyond the scope of authority of the Ministry. The response by 012 Golden Lines also included a demand for the return of NIS 9.9 million in previously made payments to the Ministry due to overcharges. There has been no response from the Ministry.

Smile.Media

The Growth of the Internet

        The Internet is a global medium for delivering content, communication and commerce. One of the factors driving the growth in Internet users and usage is the increasing variety of services and applications available online. The Internet has created many new and innovative distribution channels and in some cases has replaced traditional distribution channels as a primary source for consumers to access news, information and communications and to purchase goods and services. Furthermore, the Internet has created new channels of interaction that were previously unavailable. Online social communities, interactive gaming and web logs or “blogs,” have all emerged through the Internet. The Internet has become an integral part of the global economy, serving as both an outlet for content as well as a new channel of interaction and entertainment.

Online Advertising

        Much of today’s Internet content is supported by an advertising business model. According to Zenithmedia, a media service company, the global online advertising market is projected to grow from $24.4 billion or 5.7% of global advertising in 2006 to $42.9 billion or 8.6% of global advertising in 2009, a compound annual growth rate of 20.7%. The largest, broadest-based online publishers now regularly attract large multi-national advertisers; while a growing number of smaller, niche online publishers offer advertisers a means of targeting their campaigns to specific audiences who are not efficiently reached through traditional advertising channels. In addition, the increase in broadband penetration and availability of advanced, real-time analysis tools are making online advertiser campaigns more dynamic, effective and measurable compared with traditional offline media.

        The ongoing growth in online usage by customers has created an increase in advertisers’ use of online media as audiences shift from traditional media to online media. Traditional online media companies, which historically provided mainly offline advertising services, are increasingly providing new and complementary online services to meet customers viewing behaviors. Media companies are effectively capitalizing on this shift by helping advertisers create and execute Internet marketing solutions that both engage users to interact with advertisers’ brands as well as provide valuable insights into their customer base. With evolving advertising technologies, extensive market research and the understanding of online user behaviors, online media companies can provide targeted marketing services such as direct marketing, lead generation and advertising, all delivered through the Internet medium. The most common types of online advertising include:

        Display-advertising. Some examples of common display advertising include banner advertisements (an advertising graphic image or animation displayed on a website), interstitial advertisements (the display of a page of advertisements before the requested content), floating advertisements (an advertisement which moves across the user’s screen or floats above the content), and pop-up advertisements (a new window which opens in front of the current one, displaying an advertisement, web page or entire website).

        Three common ways to recognize revenue from online advertising are using CPM, CPC or CPA. CPM advertising consists of paying for the exposure of an advertisement to a specific audience. CPC advertising is performance based and is common in display advertising where it is often known as Pay Per Click, or PPC. In this payment method, an advertisement may be displayed many times, but the advertiser pays based only on the number of user clicks on the advertisement. CPA advertising is also performance based and in this payment method, the publisher provides the service of running the advertisement and the advertiser pays for the media on the basis of the number of users who complete a transaction or the leads generated from the advertisement.

        Search engine advertising. A set of marketing methods that increase the visibility of a website in search engine results pages of search engines such as Google, MSN Live Search and Yahoo. Strategies include paid listings that appear on the top of the web page or on the side of the search engine results aimed to drive traffic to a certain website (the advertisement usually is contextually correlated to the searched keywords) and paid inclusion feeds listings that are typical to comparative shopping websites and index websites (an online directory of websites categorized by topic).

eCommerce

        The growth of the Internet is also driving the expansion of eCommerce. Based on publicly available information, we believe that the global business-to-consumer eCommerce market is projected to grow from $411 billion in 2005 to $1 trillion in 2010. Consumers use the Internet for price discovery and comparison, a resource for information and as a convenient way to purchase goods and services. In addition, we believe that increased broadband penetration, improvements in network infrastructure and payment security, and increasingly attractive and functional online storefronts have made online shopping an efficient and convenient way to shop for many consumers. Retailers are attracted to eCommerce for a number of reasons, including the lower cost of managing and maintaining a website as opposed to physical storefronts, the flexibility to change marketing focus to meet customer demands in real-time, the ability to reach and serve a large and geographically-dispersed group of customers efficiently from a central location, and the potential for personalized low-cost customer interaction.

The Internet Market in Israel

        The Internet market in Israel is characterized by qualities that pose both advantages and challenges for Internet businesses seeking to serve the local market. These characteristics include:

—	High Internet and broadband penetration. According to TNS/TIM, approximately 72% of the Israeli population over the age of 13 use the Internet. According to a survey published in April 2007 by Zenithmedia, the broadband penetration rate amongIsrael’s population was the second highest in the world, with 69% of Israeli households having a broadband connection compared to 45.9% of households in the United States.

—	Active Internet user base. According to comScore Networks, Israel was ranked second in the world based on the average hours spent online per unique visitors in January 2007, with Israelis over the age of 15 spending an average of 37.4 hours online in January 2007 compared to an average of 31.6 hours spent online by persons of the same age group in the United States in the same period.

—	Disparate languages and cultures. Of the multilingual population in Israel, the majority reads and speaks Hebrew and a significant minority of the population speaks Russian, Arabic and English as their first language. The Israeli audience represents a wide variety of users differing in culture, consumer purchasing power, desired content and Internet activity.

—	Low level of online advertising expenditures relative to consumer usage of the Internet. According to Zenithmedia, Israel’s online advertising expenditures totaled $69 million in 2006 or 8.6% of a total of approximately $800 million advertising expenditures in Israel and is expected to grow to $108 million or 12.1% of a total of approximately $1.1 billion advertising expenditures in Israel in 2009, a compound annual growth rate of approximately 19%. Similar to online advertising worldwide, online advertising in Israel continues to be significantly less than print and television advertising.

—	Developing eCommerce Market. We believe that the eCommerce market in Israel is underdeveloped compared to traditional retail channels and we anticipate that it will be more widely adopted in the coming years as user confidence in online transactions grows.

Smile.Media’s Opportunity

        Israel’s Internet market is highly penetrated in terms of Internet usage and we believe that there are opportunities to increase online advertising and eCommerce revenue from the Israeli Internet market as Internet and broadband usage continue to proliferate in Israel. In addition, as Internet businesses increasingly adopt new business models prevalent in the United States and European markets, we believe there are opportunities to improve the revenue generating potential of their Internet properties. We have identified the following opportunities:

        Enhance revenue generation from online advertising. We believe that there are a number of factors that have limited the amount of online advertising purchased by advertisers and that have prevented smaller businesses from entering the online advertising market in Israel. These limitations are a result of technological challenges, a fragmented online publishing sector and a limited spectrum of types and pricing models for online advertising inventory. We believe that a number of recent and expected initiatives in the marketplace will lead to continued growth of the online media market in Israel, including:

—	New and compelling technologies and methodologies to deliver content and services that will drive further growth of Internet usage;

—	The recent introduction of online video advertising, which is particularly popular with larger brand advertisers;

—	The emergence of advertising networks, which will allow smaller specialized websites to be aggregated together for the benefit of advertisers who can buy inventory across the network or by content categories;

—	The emergence of additional advertising purchase models including performance-based models, such as lead generation and pay-per-click. This trend broadens the market for smaller advertisers not suited to the CPM pricing model that currently dominates the market; and

—	The ability of advertisers to use more effective tools in their online advertising campaigns such as content branding and product placement, which may not be used in television advertising because of regulatory constraints in Israel.

Internet Properties

        Smile.Media currently has 17 Internet properties in its network, consisting of 11 online content websites and six eCommerce websites. Smile.Media also markets 11 paid content or subscription services as part of its eCommerce business. In addition, it has exclusive rights to market advertising on seven websites owned by third parties. The five top revenue-producing properties within Smile.Media’s network, MSN Israel, Start, P1000, Nirshamim and Zahav.ru, accounted for approximately 95% of its revenue in the year ended December 31, 2006. Most of Smile.Media’s websites are in the Hebrew language, catering to the Hebrew-reading population. The following is a list of its properties in order of the year established or acquired:

Property Name	Description	Year Established or Acquired (1)	Smile.Media Interest	Internet Address (2)

Online Advertising

General Portals

MSN Israel	General interest portal	1999	50.1%	www.msn.co.il

Start	General interest portal	2002	100%	www.start.co.il

Vertical Portals

Vgames	Online games and related content	1999	100%	www.vgames.co.il
	website

Zahav.ru	Russian language general interest	2002	100%	www.zahav.ru
	portal

Nirshamim.co.il	Israel-based academic institutions	2005	100%	www.nirshamim.co.il
	website

Tipo	Children and teenager website	2005	52% (3)	www.tipo.co.il

TheMoney	Financing and investments website	2006	100%	www.themoney.co.il

Seret	Movie and entertainment website	2006	51%	www.seret.co.il

Yahala	Arabic language general interest portal	2006	51%	www.yahala.co.il

Radius 100fm	Music broadcast website	2007	50%	www.100fm.co.il

Nirshamim.com	U.S.-based academic institutions	2007	100%	www.nirshamim.com
	website

Exclusive Marketing Rights for Third-Party Owned Israeli Websites and Internet Services (4)

Netex	Internet search and index services	2002	N/A	www.netex.co.il

Goop	Teenager and young adult website	2005	N/A	www.goop.co.il

BeOk	Health and beauty website	2005	N/A	www.beok.co.il

Bin	Nightlife website	2006	N/A	www.bin.co.il

ILCU	Social event sharing website	2006	N/A	ww.ilcu.co.il

4girls	Teenage girls website	2006	N/A	www.4girls.co.il

Metacafe	Internet video-sharing website	2007	N/A	www.metacafe.co.il

eCommerce

Websites

P1000,	Online auction and group sales	2000	100%	www.p1000.co.il,
MSN Shops (5),		2003		msnshops.co.il,
P1000.ru		2004		P1000.ru.

Dbook	Online book store	2001	51%	www.dbook.co.il

MSN Compare (5)	Price comparison shopping	2006	51%	www.msncompare.co.il

LMT	Travel website	2007	50%	www.lmt.co.il

Property Name	Description	Year Established or Acquired (1)	Smile.Media Interest	Internet Address (2)

Paid Content and Subscriptions (6)

Websites

Mapa	Online provider of guides, atlases and	2002	N/A	www.mapa.co.il
	maps

Kidnet	Educational and developmental website	2002	N/A	www.kidnet.co.il
	for children

BigOne	Online sports website	2002	N/A	www.bigone.co.il

Ynet Encyclopedia	Online Hebrew language encyclopedia	2004	N/A	www.ynet.co.il

Galim	Online educational site for children	2005	N/A	www.galim.org.il

ENewsletters

SpiderNet	Daily current events eNewsletter	1999	N/A	N/A

Economics and	Daily eNewsletter dealing with	2001	N/A	N/A
Business	business and economics

The Ruth Sirkis	Weekly food and entertainment	2002	N/A	N/A
Food Magazine	eNewsletter

Magnet	Weekly computer and Internet	2003	N/A	N/A
	eNewsletter

Globes	Daily business newsletter covering the	2003	N/A	N/A
	Israeli business world

Masa Aher	Weekly tourism eNewsletter	2004	N/A	N/A

(1)	The dates provided reflect the year in which the property was established by us or the year in which we acquired an interest in the property.
(2)	The information contained in our properties is not intended to be a part of this annual report.
(3)	Our investment is in Hype, the company that owns and operates Tipo.
(4)	We have exclusive marketing rights for these websites and services and we have revenue sharing arrangements with the content owners of these websites.
(5)	Directly owned by MSN Israel.
(6)	We record revenue net of payments made to the content owner.

Online Advertising Properties

Portals and Websites

General Portals

MSN Israel

        MSN Israel is one of the most popular portals in Israel, with an average of approximately 3.5 million unique visitors per month in the first quarter of 2007. This portal is part of MSN’s global network, which includes approximately 40 portals in 20 different languages worldwide. The portal offers Hebrew-reading Internet users state-of-the-art MSN applications such as “Windows Live Messenger,” “Windows Live Hotmail” and “MSNVideo.” Generally, these applications are developed by Microsoft Corporation and Smile.Media localizes the application and translates the database into Hebrew. In some instances Smile.Media has developed applications for use by MSN Israel, for example, user-generated content in social networks and communities. Generally, MSN Israel does not create unique designated content, but rather uses content from other websites, that are leaders in their respective fields. In consideration, MSN Israel pays these websites a percentage of the advertising revenue generated by the exposure to such websites. The MSN Israel portal currently hosts approximately 80 content partners and five private label advertising websites for advertisers, including websites for two Procter & Gamble brands.

        Microsoft Corporation and Internet Gold established the MSN Israel joint venture in 1999 and the MSN Israel portal was launched in March 2000. The agreement between Internet Gold and Microsoft Corporation was assigned to us in May 2006. According to Teleseker Internet Monitor, MSN Israel was rated the fourth most popular general portal in Israel in January 2007. MSN Israel targets the general population in Israel.

        Start is a portal and homepage-directory that refers its visitors to content on other websites. Start offers its users a brief glance at news, sport, business, entertainment, politics and current events and provides links to leading websites. Start also offers its users search engines and many other useful applications developed by Start over the years, such as the ability to search in all leading search engines concurrently, access to personal email accounts, a dictionary, the ability to search addresses and phone numbers and access maps.

        According to a TNS/TIM survey, Start was ranked the fifth most popular homepage among users over the age of 13 in Israel in 2006 and 10.4% of such users visit the website on a weekly basis. Based on the Nielsen/Net Ratings measurement indicator, 38% of the users who visit Start, visit Start at least once a day.

        Start was established in 2000 and in November 2001 Smile.Media agreed to assume the management and operation of the portal in consideration for an option to purchase a 50% interest at the end of one year of activity. In November 2002, Smile.Media exercised the option and in November 2004 purchased the remaining 50% interest. Start targets the Hebrew reading population in Israel.

Vertical Portals

        Vgames is one of the two leading games website in Israel, providing both free and premium subscription content. Vgames offers approximately 5,800 online games and related content including videos, demos of games, information, news, reviews, communities and newsletters about games. The portal offers free access to limited content and offers full access to paid subscribers. In addition, Vgames provides content about games to leading general portals such as Ynet.co.il, MSN Israel and Start.

        Zahav.ru (Zahav means “gold” in Hebrew) is a leading Russian language Israeli portal, targeted at the Russian reading audience in Israel and abroad, with an average of approximately 400,000 unique users per month in the year ended December 31, 2006. The portal aggregates a broad range of high-quality content in the Russian language covering a wide range of topics including news, business, video, sports, entertainment, dating, tourism and cooking. Zahav.ru derives the bulk of its revenue from online advertising and we believe that it has the leading position in the competitive online advertising for the Russian-reading market. The portal offers an advanced search engine that was created in collaboration with Yandex, the world’s largest Russian-language search engine. Zahav.ru hosts a Russian-language eCommerce website, which is the Russian version of our P1000 website.

        Zahav.ru targets the Russian-reading population in Israel, which includes approximately 1.2 million persons from the former Soviet Union or approximately 16.8% of the Israeli population at December 2005 (the most recently available data) according to the Israeli Central Bureau of Statistics, as well as Russian-reading communities outside Israel. A marketing study conducted by Smile.Media in July 2005 found that 80% of the Russian-reading Internet users in Israel prefer to browse in the Russian language.

        Nirshamim.co.il (Nirshamim Lalimudim means “registering for studies” in Hebrew) is a marketing platform that enables Israeli students to receive information and offers from academic and vocational institutions in Israel. These institutions are able to list their academic programs on the website for free and pay a fee to Nirshamim once a prospective student contacts them. The platform currently serves approximately 125 academic and vocational institutions in Israel. We also receive a fee from institutions that advertise on the website.

        Tipo is a children’s portal offering its visitors a broad array of content channels, various activity channels and web tools. This website offers its users the ability to create personalized websites, upload and view user-generated content, and gives users access to online forums, music clips, ringtones and general content. According to a Teleseker Internet Monitor (TIM) survey, approximately 73% of children between the ages of 13 and 17 in Israel are familiar with the Tipo portal. The website targets children and young teenagers in Israel between the ages of eight and 15.

        TheMoney is a marketing platform that enables users to receive personal financial information and offers for investment, finance and insurance products and services from various financial organizations. These financial organizations are able to list their products on the website for free and pay a fee to TheMoney once a prospective investor contacts them. The website currently serves approximately 40 financial organizations offering approximately 500 investment, finance and insurance products. TheMoney targets young professionals and consumers in Israel.

        Seret (Seret means “movie” in Hebrew) is a popular movie and entertainment information website in Israel. The portal contains news and gossip items from Israel and abroad, information about celebrities, videos and DVDs, movie trailers, reviews and show times. The website also operates an eCommerce store that sells movie tickets, videos and DVDs. We use Seret as the movie website for our leading general portals, MSN Israel and Start. In addition, Seret is a movie content provider for several of the largest Israeli cellular companies including Cellcom Israel Ltd., Partner Communication Company Ltd. and Mirs Communications Ltd., offering 3G content for cellular users. The website targets movie and entertainment enthusiasts in Israel.

        Yahala (Yahala means “welcome” in Arabic) is an Arabic language portal offering a rich variety of content as well as an index in Arabic that enables users to search and browse according to various categories including journalism and news, technology, education, health, law and government, business, culture and art, sports and tourism. Yahala also operates two secondary websites, Ahwak (means “love” in Arabic), an Arabic language dating website, and Dahab (means “gold” in Arabic), an Arabic language business index. Yahala targets Israel’s Arabic-reading sector, which includes approximately 1.4 million persons representing approximately 20% of the Israeli population as of April 2007 according to the Israeli Central Bureau of Statistics. We believe that the penetration of the Internet into the Arabic-reading sector has been significantly lower than that of the Hebrew-reading sector.

        The RADIUS 100fm website is a collaboration between Smile.Media and the RADIUS 100FM radio station. This cross-media website was launched in January 2007 and provides visitors with online access to music broadcasts. The RADIUS 100FM website also provides content about the international music industry by offering news and sales charts and allows visitors to listen to and rank popular music. The RADIUS 100fm website targets the youth and young adult market in Israel. The RADIUS 100fm website is a joint venture with Radius Broadcasting Ltd., an operator of two radio stations in Israel, having three radio frequencies – RADIUS 100FM, 91fm Lev Hamedina and RADIUS 89.1FM (a Russian-language radio station). Radius Broadcasting Ltd. is owned by Eurocom Communications. See “Certain Transactions.”

        Nirshamim.com is a marketing platform that provides academic institutions outside of Israel with access to Israeli students who wish to study abroad, currently focusing on academic institutions in the United States. These institutions are able to list their academic programs on the website for free and pay a fee to Nirshamim once a prospective candidate or student contacts them. The website is currently in a developmental stage, as it builds a customer base of participating colleges and universities, which to date numbers more than 90 academic institutions in the United States. The website is being developed with the assistance of the U.S. Department of Commerce though the U.S. Embassy in Israel. Based on the success of the website, the platform may be extended to other foreign countries (particularly foreign emerging countries) from where students seek to obtain their higher education in the United States.

Exclusive Marketing Rights for Third-Party Owned Israeli Websites and Internet Services

        Smile.Media represents third-party owned websites and sells their advertising space as part of its network. Smile.Media recognizes revenue for these arrangements in two ways: in the first model, for contracts that involve contractual minimums, the gross revenue from the advertising sales is recognized; and in the second model, Smile.Media recognizes a commission from the gross advertising revenue for that website.

        Netex is a provider of Internet search and directory services. Netex enables users to search content in either English or Hebrew and direct users to mainly Israeli websites. Smile.Media provides Netex with general and administrative support and technology support in exchange for exclusive marketing rights to its search advertising results. Smile.Media recognizes the commissions that it receives from Netex as revenue. Smile.Media began its relationship with Netex in 2002 and renewed its agreement with Netex in 2005 for an additional seven-year term. Netex targets the general population in Israel.

        GOOP is one of Israel’s most popular teenage websites. The website offers a wide array of content and applications including games, dating services, news, music, forums and eCommerce. The website also offers a search engine which contains links to all of the leading search engines on the Internet. Smile.Media’s Start portal entered into an exclusive marketing agreement with GOOP in 2005 that will continue through February 2008. The agreement will be automatically renewed on an annual basis, unless prior notice is given by either party.

        beOk is a beauty and health website. The website contains practical every-day information, video and articles relating to topics such as pregnancy and birth, plastic surgery, medication, health and beauty treatments, cosmetics, nutrition, alternative medicine, physical fitness, pediatrics, psychology and addictions, sex and sexuality, and the elderly. The website has also numerous forums relating to many of these topics. beOk targets the general population in Israel from adolescents to older groups.

        BIN is a Israeli nightlife and recreation website. The website lists Israeli nightlife and recreational events all over the country. The website also allows visitors to create photograph albums that may be viewed online. BIN targets the young adult population in Israel.

        ILCU is a network for social event sharing, such as music events, comedy, art, nightlife, food and films. ILCU invites its members to post information on the website regarding these events and who is planning to attend the events. ILCU targets the young adult population in Israel.

        4girls is the first and only Israeli website for user generation content among teenage girls. Teenage girls can share information regarding topics that interest this age group (such as love and relationships, nutrition, health, beauty and fashion) and consult with other teenage girls. The website creates a virtual community and forums for hundreds of teenage girls and enables them to meet other girls of the same age group. In addition, a team of external experts assists the girls to find answers and support relating to matters such as relationships, violence, self-image and eating disorders. 4girls targets the teenage girl population in Israel.

        Metacafe.com is one of the world’s largest online video broadcasters, with more than 16 million visitors and nearly 450 million page views in October 2006 according to comScore Networks. The Metacafe.co.il website caters to the Hebrew-reading population from adolescents to older groups, with approximately four million videos viewed each month. MSN Israel has exclusive marketing rights in the Israeli market through December 2007.

eCommerce Properties

eCommerce Websites

P1000, MSNShops, P1000.ru

        P1000 (“a thousand times better” in Hebrew) serves as an eCommerce platform for suppliers and purchasers of consumer products. P1000 also serves as the platform for P1000.ru, Smile.Media’s Russian language eCommerce platform, and MSNShops. P1000.ru is currently under reconstruction. According to the TNS/TIM survey, P1000 is one of the three most recognized eCommerce websites in Israel among users over the age of 13. Most of the transaction elements, such as inventory management and provision of services, are performed directly by the website’s suppliers. Smile.Media derives revenue from the website from commissions that are payable by suppliers for completed sales. Online sales on the P1000, P1000.ru and MSNShops websites are divided into two main categories, auctions and group sales. In group sales, products are offered for sale at a low price subject to the condition that a specified quantity of the product is sold to a group of consumers. P1000 and MSNShops, which is owned by MSN Israel, target the general population in Israel and P1000.ru targets the Russian-reading population in Israel.

        dbook is an online bookstore operated by the Akadamon Company, a commercial activity of the Hebrew University of Jerusalem. In order to increase the scope of activity of dbook, a book category was recently established by P1000 that interfaces with the dbook website and markets the dbook inventory to P1000 customers. dbook targets the general reading public in Israel.

        The MSN Compare portal is a price comparison website in Israel. The website provides users with the ability to search and find pricing information and compare various consumer products across different online merchants and then connects users to the selected merchants to make a purchase. MSN Compare has product listings from over 65 eCommerce websites in Israel. Listed websites pay MSN Compare a small fee-per-click or a percentage of the transaction. MSN Compare targets the general population in Israel

        LMT.co.il is a joint venture between ISSTA, Travel Holdings, Inc., which owns LastMinuteTravel.com and MSN Israel. The website offers travel opportunities to Israeli residents and tourists, including airline tickets, hotels and domestic and foreign vacation package deals, most of which can be booked online. LMT specializes in last minute travel deals and targets the general population in Israel as well as tourists visiting Israel.

Paid Content

        Smile.Media was among the first in Israel to sell Internet content to subscribers. Smile.Media does not typically create its own content, but rather enter into agreements with leading content providers in Israel and with organizations that produce magazines and newsletters for distribution on the Internet. This content is typically delivered to consumers on a monthly subscription fee basis. Smile.Media currently sells content relating to travel in Israel and abroad, children’s education, sports, web encyclopedia, economics, business and current events, food and lifestyle, personal computing and information technology.

Sales and Marketing

        Smile.Media designs its marketing activities to promote its multiple brands and to attract users and advertisers to its Internet properties. Smile.Media markets its Internet properties to users primarily through online advertising, and target advertising companies through advertising campaigns by way of both online and traditional offline media. A key component of its marketing program is the cross-network marketing of its multiple websites. Smile.Media’s websites generally contain relevant links and references to its other websites and it promotes content swapping between websites while assigning credit and a link to the original website from which the content was obtained. In addition, Smile.Media’s general portals, MSN Israel and Start, promote the content of its vertical websites as part of their effort to meet their content targets. The public awareness of Smile.Media’s “smile” logo is high among Internet users between the ages of 16 and 55 according to a study conducted by Shiluv Market Research and Strategic Planning on Smile.Media’s behalf in May 2005.

        As of December 31, 2006, Smile.Media had 35 employees engaged in sales and marketing for its Internet properties, including a sales team. Its sales and marketing staff includes a 14 person sales team that markets and sells advertising packages for MSN Israel and Start to all of the interactive advertising agencies in Israel and many large direct advertisers and a ten-person sales team that specializes in selling key word and search advertising. Several of Smile.Media’s vertical portals employ small in-house sales teams focusing exclusively on sales for their websites. Zahav.ru employs two sales representatives to sell to Russian advertisers, Yahala employs two persons selling to Arab advertisers, Nirshamim employs three persons selling to educational institutions, Tipo employs two persons selling to advertisers and TheMoney employs two persons selling to financial institutions.

Competition

        The Internet media industry in Israel is competitive and evolving. Smile.Media competes for advertisers, users and business partners with numerous companies in Israel and elsewhere that offer content in its broad areas of focus.

        Internet websites. Smile.Media’s principal competitors among the large general purpose portals in Israel are Walla, Ynet, Tapuz and Nana. In addition, many Israelis use international portals, such as Google. Smile.Media also competes with special interest websites focused on the same vertical markets on which it focuses. For example, Smile.Media’s Russian and Arabic language properties compete with similar websites.

        Search engines. The main competition for Smile.Media’s search engines, MSN Israel, Netex and Start, are local search engines offered by Google, Walla and Nana.

        eCommerce. Two of Smile.Media’s principal competitors in Israel, Walla Shops and Nana Shops, as well as OLSALE, an independent portal, compete with its eCommerce websites and offer similar goods and services. These websites compete with Smile.Media for both users and the merchants that provide merchandise for its websites. Several of these competitors are owned by public companies and have greater resources than Smile.Media.

        Traditional offline media. Smile.Media has always competed for consumers and advertisers in its areas of focus with the traditional offline media, such as print, television and radio. As traditional offline media continue to introduce more multimedia offerings into the market, Smile.Media will continue to compete with them for consumers and advertisers.

Customers

        For the year ended December 31, 2006, 73.0% of Smile.Media’s advertising revenue was obtained from Israeli traditional and interactive advertising agencies and 27.0% of its advertising revenue was from businesses to which it directly sells advertising on its properties. Smile.Media deals with all of the interactive advertising agencies and many of the traditional advertising agencies in Israel. It also sells advertising directly to businesses, mainly through the sale of search engine positions. In addition, Smile.Media directly manages the marketing and maintenance of private label advertising websites of several advertisers, such as Procter & Gamble in Israel through MSN Israel.

        Smile.Media’s eCommerce customers include local suppliers, local importers of goods from abroad and private customers who purchase online directly from Smile.Media. For the years ended December 31, 2005 and 2006, none of Smile.Media’s customers accounted for more than 10% of its revenue and its ten largest customers accounted for 40.0% and 27.1% of its revenue, respectively.

Technology Infrastructure and Development

        Smile.Media’s servers are hosted by 012 Smile.Com, in its server farms in Israel. Smile.Media has a close working relationship with 012 Smile.Com and its operations depend on the ability of 012 Smile.Com to protect its systems against damage from fire, power loss, telecommunications failure, break-ins and other events. 012 Smile.Com provides Smile.Media with certain support services 24 hours per day, seven days per week and also provides connectivity for its servers through multiple high-speed connections.

        For reliability, availability and serviceability, Smile.Media has created an environment in which each server can function separately, Smile.Media’s servers are protected by multiple power supplies and it deploys load balance equipment to avoid single point failure. Key components of Smile.Media’s server architecture are served by multiple redundant machines. Smile.Media also uses in-house and third-party monitoring software and its reporting and tracking systems generate daily traffic, demographic and advertising reports.

        Smile.Media has standardized technology platforms which enable the delivery of content and advertising, search results, commerce and create universal data collection and registration systems. Its scalable and leverageable infrastructure has allowed for greater ease of publication of its content and more effective delivery of network-wide advertising. In addition, this standardized platform provides leverage when building or acquiring new online properties. Smile.Media continuously enhances and improves the functionality of these platforms to support business, customer and audience growth.

        As part of its technology platform, Smile.Media provides commerce, search, data and business intelligence services across its content categories. Smile.Media’s systems and overall network capabilities allow it to provide its advertising customers with data and business intelligence regarding user activity and the effectiveness of their marketing campaigns to enhance their business or marketing decision process.

Government Regulation

        Generally, Israeli law does not currently regulate Internet content nor does it impose any registration or licensing requirements on owners and operators of Internet properties. However, should Israeli law govern the operation of the Internet in the future, it could have a material impact on our company and its business.

Our Intellectual Property

        Copyrights, service marks, trademarks, trade secrets and other intellectual property are important to our success and competitive position. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights.

        We have applied for a trademark registration for smile.media in Israel. We and our subsidiaries currently hold numerous Internet domain names, including the following: “zahav.net.il,” “inter.net.il,” “internet-zahav.net.il,” “igld.com,” “igld.co.il,” “igld.net.il,” “igld.net,” “gold.net.il,” “smile.net.il,” “smilenet.co.il,” “smile-net.co.il,” “015.net.il,” “015.co.il,” “012.net.il,” “012.co.il,” “012.net,” “smile012.co.il,” “smile012.net.il,” “012smile.biz,” “012smile.co.il,” “012biz.net,” “012smile.net,” “smile012.com,” “smile012.net,” “012smile.com,” “goldenlines.net.il,” “goldenlines.co.il,” “golden-lines.net.il,” “golden-lines.co.il,” “goldenline.net.il”, “goldmind.co.il.” “smile.co.il,” “smilenet.co.il,” “075.co.il,” “smilemail.co.il,” “smilemail.net.il,” “smile075.co.il,” “smile015.co.il,” “smile-net.co.il,” “smilebiz.co.il,” “smile-015.co.il,” “zahav015.co.il,” “zahav015.net.il,” “smilemedia.co.il,” “smile-media.co.il” “smilemedia.net,” “smile-media.net,” “msn.net.il,” “ilovemessenger.co.il” “my-blog.co.il,” “zahav.ru” “p1000.co.il,” “p1000service.co.il,” “p1000mail.co.il,” “p2000.co.il,” “vgames.co.il,” “vgamers.co.il.” “goldtrade.co.il” and “goldsecure.co.il.” “smile.co.il,” “start.co.il,” “msnphoto.co.il” “msnbidur.co.il,” “msncompare,” “searchmsn.co.il,” “msnmusic.co.il” and “msnshops.co.il.” “nirshamim.co.il,” and have the right to use the domain names “msn.co.il,” and “hotmail.co.il.” Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

        Licenses. We have obtained licenses to bundle various third party software products in our front-end configuration software product. We intend to maintain or negotiate renewals of all existing software licenses and authorizations as necessary. We may also want or need to license other applications in the future. Such licenses or renewals may not be available when required

        Our management and most of our full-time employees have entered into confidentiality, non-competition and non-solicitation agreements with us. However the degree of protection afforded by these agreements under Israeli law may be more limited than the protections afforded under the laws of other jurisdictions.

        Many parties are actively developing chat, homepage, search and related Internet technologies. We expect that these and other parties will continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. For example, we are aware that a number of patents have been issued in the areas of VoB, eCommerce, Internet-based information indexing and retrieval and online direct marketing. Disputes over rights to these technologies may arise in the future.

        We also rely on certain technology licensed from third parties. We may be required to license additional technology in the future for use in managing our Internet websites and providing related services to users and advertising customers. .

C.	ORGANIZATIONAL STRUCTURE

        Eurocom Communications, our controlling shareholder, holds 58.01% of our ordinary shares (12,683,135 of our ordinary shares). Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications Ltd. is 50.33% owned by Eurocom Holdings and 49% of its shares are held in trust for four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 58.01% of our ordinary shares held by Eurocom Communications.

        Eurocom Communications’ main controlled holdings are: Eurocom Cellular Communications Ltd., the representative of Nokia mobile phones in Israel; Eurocom Industries (1986) Ltd., a holding company that owns Eurocom Digital Communications Ltd. (formerly: Eurocom Marketing (1986) Ltd.), which markets electronic office equipment and consumer electronic products; Trans-Global Industries PTE Ltd. (formerly: Eurocom Digital Systems Ltd.), a provider of customized networking solutions to businesses based on telephone network equipment and home digital telephones. Eurocom Communications indirectly holds 85% of Radius Broadcasting Ltd. and Radio F.M. Hashfala Ltd., Israeli companies, each of which owns a regional radio station.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our corporate headquarters are currently located in a 6,700 square meter leased facility in Petach Tikva, Israel. The term of the lease is five years ending July 2012 and is subject to a renewal option for an additional five year period. The annual rent for the premises is NIS 4.3 million, (approximately $1 million), linked to the rate of exchange of the dollar

        We also rent the following areas under the following terms:

—	4,237 square meters in Petach Tikva. The term of the lease is for ten years ending September 2009 and is subject to a renewal option for an additional ten years. The annual rent is NIS 2.2 million, (approximately $520,000), linked to the rate of exchange of the dollar.

—	397 square meters in Petach Tikva. The term of the lease is for three years ending December 2007 and is subject to a renewal option for an additional two year period. The annual rent is NIS 200,000 (approximately $50,000), linked to the rate of exchange of the dollar.

—	1,500 square meters in Petach Tikva. The term of the lease is for five years ending January 2012 and is subject to a renewal option for an additional five years. The annual rent is NIS 660,000, (approximately $ 16,000), linked to the rate of exchange of the dollar.

—	4,200 square meters in Rishon Le’zion, Israel. The term of the lease is for five years ending September 2009 and is subject to a renewal option for an additional five years. The annual rent is NIS 1.6 million, (approximately $380,000), linked to the rate of exchange of the dollar.

—	800 square meters in Ramat Gan, Israel. The term of the lease is for five years ending June 2011 and is subject to a renewal option for an additional five years. The annual rent is NIS 410,000, (approximately $100,000), linked to the rate of exchange of the dollar.

        Smile.Media’s corporate headquarters are located in a 100 square meter facility in Petach-Tikva, Israel, that it sub-leases from us.  The term of the Petach-Tikva sub-lease expires in September 2009 and is subject to a renewal option for an additional ten-year period.  Smile.Media’s eCommerce department and certain other departments are located in a 277 square meter leased facility in Petach-Tikva.  The term of the lease expires in December 2007.  Smile.Media also leases 1,400 square meters of office space in Netanya, Israel and subleases 1,200 square meters of that space to MSN Israel. Smile.Media also leases smaller spaces in Rehovot and Acre in Israel, which are used by Nirshamim and Yahala, respectively.

        Currently, our aggregate monthly rental cost for all the facilities leased by us and our subsidiaries is NIS 640,000 ($150,000). In the year ended December 31, 2006, we paid an aggregate of NIS 4.2 million ($990,000) in rental costs.

        In the year ended December 31, 2006, we invested NIS 14.7 million ($3.5 million) in new network equipment and computers (not including the purchase of rights of use of international lines), NIS 3.6 million ($850,000) in furniture and office equipment and NIS 2.5 million ($590,000) in leasehold improvements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

        The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in this Report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Overview

        As part of our internal restructuring in 2006, we transferred our communications and media operations into two operating subsidiaries. We transferred our broadband and traditional voice services businesses to 012 Smile.Com and our media business to Smile.Media. On December 31, 2006, 012 Smile.Com acquired 012 Golden Lines Ltd., a privately held communications company that was one of its principal competitors in Israel. As a result of this acquisition, we are now one of the three largest providers of broadband data and traditional voice services in Israel, and one of the largest providers of communication services in Israel.

        012 Smile.Com is a leading communication services provider in Israel, focused on offering broadband data and traditional voice services to residential and business customers, as well as to other Israeli and international communication services providers. 012 Smile.Com’s broadband data services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via voice over broadband, or VoB, server hosting and a WiFi network of hotspots across Israel. Its traditional voice services include outgoing and incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

        Smile.Media is a leading diversified Internet media company in Israel and its Internet properties, which include MSN Israel, are among the most recognized and highly trafficked websites in Israel. As of March 31, 2007, Smile.Media had 17 Internet properties in its network, consisting of 11 online content websites and six eCommerce websites. Smile.Media also markets 11 paid content or subscription services as part of its eCommerce business. In addition, it has exclusive rights to market advertising on seven websites owned by third parties.

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

        In accordance with applicable Israeli accounting principles, we maintained our accounts and presented our financial statements in NIS, adjusted for changes in the Israeli consumer price index through December 31, 2003. Consequently, all previously published NIS amounts in our financial statements were adjusted each time we published new financial statements in order to reflect changes in the Israeli consumer price index, and so all information is presented in NIS adjusted to December 2003 and constitutes the starting point for our nominal financial reports as of January 1, 2004. See Note 2C to the financial statements. Any additions made after December 31, 2003 are included according to their nominal values. This presentation of the comparative figures permits the financial information to be presented in NIS with identical purchasing power. The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange (as published by the Bank of Israel) at December 31, 2006 of NIS 4.225 = $1.00.

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

        Substantially all of our revenue is derived from our communication services, including broadband data, traditional voice services, website hosting and other ancillary sales of broadband data, equipment and products, such as routers and software. Revenues from our media services include e-Advertising, e-Commerce and paid content revenues.

        Revenue derived from usage of our networks, including business, residential and carrier long distance traffic, data and Internet traffic services revenues, is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or product delivered and collectibility of the resulting receivable is reasonably assured.

        For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web hosting. These fees are recognized as services are provided. We record payments received in advance for services and services to be provided under contractual agreements, such as Internet broadband and dial-up access, as deferred revenue until such related services are provided

        For traditional voice services, revenue is earned based on the number of minutes of a call and is recorded upon completion of a call. Revenue for a period is calculated from based on information received through our network switches. Revenue on prepaid calling cards is recognized as service is provided until expiration when all unused minutes, which are no longer available to the customers, are recognized as revenue.

        Revenues from sales of equipment such as routers, that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers. We determined that the sale of equipment with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for equipments, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenue, based on their relative fair value, upon the delivery of the equipment to the subscriber and, when all other revenue recognition criteria are met. Consideration for services is recognized as services revenues, when earned

        We evaluate our revenue recognition policy on a frequent basis with respect to existing and new accounting principles and new lines of business. In addition, we examine the different parameters that may affect our revenue and its recognition, such as customer credits and accrued revenue. According to these examinations we decide on the required changes, if any, in our revenue recognition policy.

        e-Advertising revenues – We refer to fees charged to advertisers based on the number of times an advertisement is viewed by users of our websites as impression-based advertising. We recognize revenues from the sale of impression-based advertisements on our websites in the period in which the advertisements are delivered. The arrangements are evidenced either by insertion orders or contracts that stipulate the types of advertising to be delivered and pricing. Our customers are billed at the end of each month, based on the number of ad impressions delivered during that month and at pricing as determined on the insertion order or contract, which may include certain discounts from list price.

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

        Paid content and other revenues.- Revenues for subscriptions to our online paid content properties are recognized monthly on a straight-line basis over the term of the subscription. We complete our obligation to customers for these arrangements by granting them access to our websites or by delivering e-Newsletters. Upon execution of a contract, billing and commencement of the services, we record deferred revenue for the fee charged. This deferred revenue is recognized monthly on a straight-line basis over the period of the arrangement.

        Allowance for Doubtful Accounts. The financial statements include an allowance for doubtful accounts which properly reflects, in our management’s estimation, the potential loss from non-collection of accounts. We provide for doubtful accounts on the basis of our experience in collecting past debts, as well as on the basis of information available to our management regarding specific customers.

        Valuation of Assets. Long-lived assets and certain identifiable amortizable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that we expect to hold and use is based on the amount by which the carrying value exceeds the fair value of the asset.

        We make significant assumptions and estimates in this process regarding matters such as determining asset groups and estimating future cash flows, remaining useful lives, discount rates and growth rates. We make assumptions about the remaining useful life of our long-lived assets based on the average life of our historical capital asset additions and our historical asset purchase trend. Because of the nature of our industry, we also assume that the technology changes in the industry render all equipment obsolete with no salvage value after their useful lives.

        Valuation of Goodwill. Goodwill represents the excess of cost over fair value of net tangible and intangible assets acquired. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually at the reporting unit level and between annual tests in certain circumstances.

        Accounting for Income Taxes. We recognize deferred tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred tax assets are reduced by a valuation allowance to an amount that is determined more likely than not to be recoverable.

        We must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance, including the evaluation of all positive and negative evidence, including our work plans and the analysis of scenarios for achieving these work plans. The underlying assumptions utilized in forecasting our future forecasted taxable income require judgment and may be subject to revision based on future business developments.

        On December 31, 2006, we signed an agreement for the transfer of the assets, liabilities and operations related to our communication business to 012 Smile.Com and we also signed an agreement for the transfer of the assets, liabilities and operations related to our media business to Smile.Media. Both transfers were contingent on the transfers being authorized as a tax free transfer by the Israeli Tax Authorities. Such authorization was received on May 9, 2007. As result of the authorization received on May 9, 2007, a valuation allowance has been provided to the full amount of these losses, except of five of our subsidiaries of which we believe that will utilize their carryforward tax losses and therefore a deferred tax asset has been recorded in those subsidiaries. (See also Note 18F to the financial statements).

        Contingencies. We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of any accruals required for any contingencies are made after careful analysis of each individual claim. The required accruals may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses. We evaluate whether a liability must be recorded for contingencies based on whether a liability is probable and reasonably estimable.

        Acquisition of 012 Golden Lines. We accounted for the acquisition of 012 Golden Lines utilizing the purchase method of accounting. The application of purchase method accounting requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The assets and liabilities of 012 Golden Lines have been appraised for inclusion in the balance sheet. Long-lived assets such as property and equipment will reflect a value of replacing the assets, which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values, for example, customer relationships that were developed by the acquired company. Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill. These values are subject to adjustment during the allocation period subsequently to close of the transaction as additional information is obtained.

        The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence for certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

        Determining the particular economic life for intangible assets and for tangible fixed assets involves the exercise of judgment and can materially affect the reported amounts for amortization of intangible assets and for depreciation for tangible fixed assets.

        We have not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

Revenues

        We earn revenues from Internet access services and value-added Internet services, international telephony services, advertising on our portals and e-Commerce.

        We generate Internet access service revenues from residential, SoHo and business subscribers. Internet access revenues primarily consist of monthly subscriptions for broadband and dial-up access to the Internet. As a result, our revenues are directly affected by the total number of our paying residential, SoHo and business subscribers and the average price for our Internet access service per subscriber. As at March 31, 2007, we provided services to approximately 850,000 households and approximately 55,000 business customers.. We significantly increased the number of both residential and business subscribers as a result of the 012 Golden Lines acquisition.

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

        Our international telephony services revenues are generated from payments for the minutes used by subscribers. We offer monthly packages and offer discounts to subscribers. Our customers for these services include both monthly subscribers and occasional users.

        We bill for Internet access and for international telephony on a monthly basis. Most of our residential subscribers pay us by credit card or a bank debit order. Business customers are billed on a monthly (or quarterly) basis, and we generally receive payment in full within 10 to 70 days of invoice. Revenues for such services are accrued until the last day of the reporting period. Revenues for other services are recognized as the services are provided, including virtual magazines, anti-virus and website hosting and as products are delivered, including e-Commerce activities. In cases where we assume responsibility for the goods sold in e-Commerce transactions, we recognize the gross revenues. In cases where we act as a middleman, we recognize the net commission as our revenues.

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

        Cost of revenue from our media services includes costs associated with the production and delivery of our Internet websites and content production and to a lesser degree, goods purchased by us for sale on our eCommerce websites. The principal elements of the media cost of revenue are:

—	Payments for content developed internally and content developed by third parties and partners;

—	A fee payable to Microsoft of 17% of MSN Israel’s operating income, until the MSN Israel loan is repaid in full;

—	Compensation and related expenses for our production and technology staff and related costs for facilities and equipment;

—	Costs of merchandise purchased by us in connection with sales made on our eCommerce websites; and

—	Amortization of capitalized website development costs and depreciation of hardware and software used in our portals and eCommerce platform.

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

        General and Administrative Expenses. General and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease payments for our administrative facilities and other miscellaneous expenses. As of December 31, 2006, we and our subsidiaries employed 624 full-time salaried employees and 1,325 part-time employees who are paid on an hourly basis. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and recreation pay.

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

Recently Issued Accounting Pronouncements

Recent Accounting Pronouncements in Israel

Effective January 1, 2007 we began to implement Accounting Standard No. 30, “Intangible Assets” (hereinafter – Standard 30) of the IASB. Standard 30 explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, as well as the disclosures that are required. In accordance with the transitional provisions of Standard 30, it will initially be implemented retroactively, except as described below. As regards business combinations, Standard 30 will be implemented with respect to business combinations that took place on January 1, 2007 or thereafter, whereas in respect of an in process research and development project that was acquired in a business combination that took place before January 1, 2007 and which meets the definition of an intangible asset on the date of acquisition and was recorded as an expense on the date of acquisition, we will recognize the in process research and development project as an asset and make an allocation of taxes on January 1, 2007.

A research and development asset will be recognized based on the amount of its value on the date of acquisition less the amortization that would have accumulated from the date of acquisition until December 31, 2006 on the basis of the useful life of the asset, and less any accrued impairment losses. The amount of the adjustment will be included in the balance of retained earnings as at January 1, 2007.

In accordance with Standard 30, we will need to reclassify the costs of computer software and capitalized costs with regard to internally developed software which are not separable from their underlying asset, from fixed assets to other assets.

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29. The Standard provides that entities subject to the Securities Law – 1968 that are required to report according to the regulations of this law are to prepare their financial statements for periods beginning as from January 1, 2008 according to IFRS. The Standard permits early adoption for financial statements released after July 31, 2006. We do not intend to adopt IFRS prior to January 1, 2008.

Upon adoption of IFRS, in 2008, we will be required to present comparative financial statements as at and for the year ended December 31, 2007, prepared in accordance with IFRS. In addition, we will be required to disclose in the financial statements for December 31, 2007, the balance sheet for that date and the statement of operations for the year then ended – in accordance with IFRS.

In September 2006, the IASB published Accounting Standard No. 27, “Fixed Assets” (hereinafter – “Standard 27”). Standard 27 is applicable to financial statements for periods commencing on January 1, 2007 (“the effective date”) or thereafter. The initial recognition of fixed assets will be based on the cost of purchase. After the initial recognition, Standard 27 enables companies to choose between the cost method or the reevaluation method as their accounting policy and to apply it consistently with regard to a group of fixed asset items of a similar nature and usage. According to the reevaluation method, fixed assets are to be presented at an amount revalued based on the fair value upon the date of reevaluation less accumulated depreciation and subsequent impairment losses. The revaluation of fixed assets will be carried to capital reserve in shareholders’ equity with the deduction of the tax effect. This capital reserve will be carried directly to retained earnings once the asset has been disposed of or during the use of the asset (according to the rate of depreciation). Revalued assets will be depreciated based on the revalued amount. The transitional provisions of Standard 27 require retrospective adoption, including the restatement of comparative data, except a company that elects on the effective date to implement the reevaluation method for a group of fixed assets will carry the difference between the revalued amount in the books and its cost at the effective date to capital reserve in shareholders’ equity at the same date. We believe that Standard 27 will not have a material effect on our financial position, results of operations and cash flows.

In August 2006, the Israel Accounting Standards Board published Standard No. 26. The Standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairments in the value of inventory written down to net realizable value. The Standard also provides guidelines regarding cost formulas used to allocate costs to various types of inventory. The Standard will apply to financial statements for periods beginning on or after January 1, 2007. Implementation of Standard No. 26 will not have a material effect on our results of operations and financial position.

In December 2006 the IASB published Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder” (hereinafter – Standard 23). Standard 23 replaces the Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder), 1996 and provides that assets and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders’ equity. A debit difference is actually a dividend and accordingly reduces the retained earnings. A credit difference is actually an investment of the shareholder and shall therefore be presented under a separate item of shareholders’ equity called “capital reserve from transaction between an entity and its controlling shareholder”.

Standard 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or conversely, transfer of an asset from the entity to the controlling shareholder; the controlling shareholder assuming upon itself a liability of the entity to a third party, all or part, indemnification of the entity by the controlling shareholder in respect of an expense, and the controlling shareholder waiving the entity’s debt to it, all or part; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. Standard 23 also provides the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard 23 shall apply to transactions between an entity and its controlling shareholder that are executed after January 1, 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date Standard 23 came into effect as from the date of it coming into effect.

The implementation of Standard No. 23 is not anticipated to have a material effect on our results of operations and financial position.

Recent Accounting Pronouncements in the United States

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, which addresses the accounting and reporting for changes in accounting principles and replaces APB 20 and SFAS 3. SFAS 154 requires retrospective application of changes in accounting principles to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS No. 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS No. 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not impact the results of operations or our financial position for any period presented.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) “Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the application of FIN 48 will have on our combined results of operations and financial condition.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”, (“SFAS No. 157”). SFAS No. 157 defines fair value (replacing all prior definitions) and creates a framework to measure fair value, but does not create any new fair value measurements. SFAS No. 157 is effective in the first quarter of fiscal years beginning after November 15, 2007. We are currently evaluating how the adoption of this standard may affect our combined financial statements.

In February 2007, the FASB issued FASB Statement No. 159 (“SFAS No. 159”), The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS No. 159 will have on our combined results of operations and financial condition.

Differences between Israeli Accounting Standards and U.S. Accounting Standards

        Our consolidated financial statements appearing in this annual report are prepared in NIS in accordance Israeli GAAP, which vary in certain significant respects from U.S. GAAP. The differences between Israeli GAAP and U.S. GAAP that have a material effect on net loss and total shareholders’ equity are described in Note 21 to the consolidated financial statements.

        The following table sets forth a comparison of our net income and total shareholders’ equity in accordance with Israeli GAAP and U.S. GAAP as of the dates and for the periods indicated:

	As of and for the years ended December 31,
	2006	2005	2004
	(NIS in thousands)

Net income in accordance with:
Israeli GAAP	26,331	18,281	19,531
U.S. GAAP	11,085	18,281	20,576

Total shareholders' equity in accordance
with:
Israeli GAAP	190,243	148,673	121,893
U.S. GAAP	167,447	147,973	121,193

Results of Operations

        The following discussion of our results of operations for the years ended December 31, 2004, 2005and 2006 including the percentage from revenues data in the following table, is based upon our consolidated statements of operations contained in our consolidated audited financial statements for those periods, and the related notes, included elsewhere in this report.

	Year ended December 31,
	2006	2005*	2004*
	(NIS in thousands)

Revenues:
Communications	84	85	86
Media	16	15	14

Total revenues	100	100	100
Cost and expenses:
Cost of revenues	62	54	44
Selling and marketing expenses	19	25	34
General and administrative expenses	8	11	11

Total cost and expenses	89	90	89
Income from operations	11	10	11
Financing income (expenses), net	(1)	(3)	-
Other expenses, net	(3)	-	-

Net income after financing expenses	7	7	11
Income tax (expenses), benefit	(1)	(1)	-
Income after income tax benefit	6	6	11
Company's share in net loss of investees	-	-	-
Net income from continued operations	6	6	11
Company's share in loss of investees from discontinued operations	-	-	(2)

Net income	6	6	9

* Restated as a result of adoption of Standard No. 25 “Revenue Recognition” (See note 2P of the financial statements).

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Under Israeli GAAP

        Revenues. Revenues increased by 41.4% from NIS 288.8 million for the year ended December 31, 2005 to NIS 408.4 million ($ 96.7 million) for the year ended December 31, 2006. The increase was primarily due to growth in our revenues from our international telephony and broadband services and the substantial growth of our interactive advertising and e-commerce services.

        Communications Revenues. Revenues from our communication services business, including Internet access services, related value-added services, international telephony and Business Services, provided to residential and business subscribers, which represented 84% of our total revenues for the year ended December 31, 2006, increased by 38.9% from NIS 246.6 million for the year ended December 31, 2005 to NIS 342.5 million ($81.1 million), for the year ended December 31, 2006. Revenue growth from our broadband services was due to an increased number of subscribers and a larger number of value-added services sold to our customers. Revenue growth from our international telephony services was primarily due to the substantial growth in hubbing services for carriers and incoming traffic contracts.

        Media revenues. Media revenues, which represented 16% of our total revenues for the year ended December 31, 2006, increased by 56.1% from NIS 42.2 million for the year ended December 31, 2005 to NIS 65.9 million, ($15.6 million), for the year ended December 31, 2006. The increase in media revenue in 2006 was due to the consistent growth in the number of visitors to our websites, the growth in the interactive advertising market and as a result of increases in advertising prices in 2006. The increase in advertising revenue was primarily attributable to the consistent growth in the interactive advertising market and increases in advertising rates in 2006, which resulted from the high penetration rate of the Internet in Israel and the high usage of video on the Internet. The increase in e-Commerce revenue was due to the general growth in the eCommerce market in Israel and increased activity in our eCommerce websites and the number of products sold by us.

        Cost of Revenues. Cost of revenues increased by 63.1% from NIS 154.8 million for the year ended December 31, 2005 to NIS 252.4 million, ($59.7 million), for the year ended December 31, 2006. The increase was primarily due to higher network costs associated with the growth in our hubbing services for carriers, which have higher associated network costs than the provision of traditional voice services to residential and business customers.

        Selling and Marketing Expenses. Selling and marketing expenses increased slightly, by 5.1% from NIS 71.9 million for the year ended December 31, 2005 to NIS 75.6 million, ($17.9 million), for the year ended December 31, 2006. The increase was primarily due to the growth in our media business, in costs associated with new marketing initiatives and increased commission payments to our sales force, and due to the consolidation of the financial results of Smile.Communications in 2005. The increase in selling and marketing expenses was primarily attributable to the growth of our media business; costs associated with new marketing initiatives and increased commission payments to our sales force associated with our higher media revenues.

        General and Administrative Expenses. General and administrative expenses increased slightly by 2.4% from NIS 33.2 million for the year ended December 31, 2005 to NIS 34 million, ($8 million), for the year ended December 31, 2006. As a percentage of revenues our general and administrative expenses decreased from 11.5% for the year ended December 31, 2005 to 8.3% for the year ended December 31, 2006. This reflects our efficient efforts to reduce costs, regardless of revenues growth.

        Financing (Income) Expenses, Net. Financing expenses decreased by 40.3% from NIS 9.4 million for the year ended December 31, 2005 to NIS 5.6 million, ($1.3 million), for the year ended December 31, 2006. Our financing expenses in 2006 were primarily attributable to the interest paid on the convertible debentures we issued in April 2005 which are linked to the Israeli CPI. The decease in the financial expenses in 2006 was primarily attributable to changes in the Israeli CPI in 2006 compared with 2005.

        Other Income (Expenses), Net. In the year ended December 31, 2006 we had NIS 12.8 million ($3.0 million) of other expenses, representing impairment and other charges which were primarily attributable to adjustments made in anticipation of the merger with 012 Golden Lines, and the impairment of certain redundant assets.

        Income Taxes. In the year ended December 31, 2006 we recorded income tax expense of NIS 1.3 million ($300,000), related to the utilization of the deferred tax assets of Smile.Media, Start and Nirshamim, compared to income tax expense of NIS 1.5 million in the year ended December 31, 2005.

        Company’s Share in Net Loss of Investees. In the year ended December 31, 2006 we recorded a net loss from our investee company, Yahala, of NIS 300,000.

        Net Income. We reported net income of NIS 26.3 million ($6.2 million) for the year ended December 31, 2006 as compared to net income of NIS 18.3 million for the year ended December 31, 2005.

Under U.S. GAAP

        Unless otherwise explained, there are no significant differences between Israeli GAAP and U.S GAAP with regards to the statement of operations. (see also note 21 to the financial statements)

Financing expenses. In the year ended December 31, 2006, we had financing expenses of NIS 20.5 million ($4.9 million) compared to financing expenses of NIS 9.4 million for the year ended December 31, 2005. The increase in our financing expenses was primarily derived from derivative financial instruments that we entered into in connection with the acquisition of 012 Golden Lines and to the provision for a full year’s interest on the convertible debentures we issued in April 2005. The acquisition price of 012 Golden Lines was denominated in U.S. dollars. In order to eliminate our exposure to fluctuations in the NIS/U.S. dollar exchange rate between the dates the acquisition agreements were signed in 2006 and the dates payments were to be made in 2007, we entered into hedging transactions. Under US GAAP these hedges do not qualify for hedge accounting, and as such, changes in the fair value of these derivatives was recorded as an expense within financial expenses in the statement of operations.

        Net Income. We reported net income of NIS 11.1 million ($2.6 million) for the year ended December 31, 2006 as compared to a net income of NIS 18.3 million for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Under Israeli GAAP

        Revenues. Revenues increased by 33.9% from NIS 215.7 million for the year ended December 31, 2004 to NIS 288.8million ($68.4 million) for the year ended December 31, 2005. The increase is primarily due to the growth in revenues from our 015 international telephony service and the substantial growth of our interactive advertising and content-based value added services as well as our intense efforts in after-sale activities.

        Communications Revenues. Revenues from our communication services business, including Internet access services, related value-added services, international telephony and Business Services, provided to residential and business subscribers, which represented 85% of our total revenues for the year ended December 31, 2005, increased by 33.4% from NIS 184.8 million for the year ended December 31, 2004 to NIS 246.6 million, approximately ($58.4 million), for the year ended December 31, 2005. The increase was primarily due to the growth in revenues from our 015 international telephony services.

        Media revenues. Media revenues, which represented 15% of our total revenues for the year ended December 31, 2005, increased by 36.7% from NIS 30.9 million for the year ended December 31, 2004 to NIS 42.2 million for the year ended December 31, 2005. The increase is primarily due to the substantial growth of our interactive advertising and content-based value added services and due to the consolidation of the financial results of Smile.Communications in 2005.

        Cost of Revenues. Cost of revenues increased by 66.4% from NIS 93 million for the year ended December 31, 2004 to NIS 154.8 million, for the year ended December 31, 2005. The increase in 2005 was primarily due to telecommunication costs related to our international telephony services which are characterized as low-margin services and due to the consolidation of the financial results of Smile.Communications, which became a wholly owned subsidiary as of January 1, 2005.

        Selling and Marketing Expenses. Selling and marketing expenses decreased slightly, by 1.6% from NIS 73.1 million for the year ended December 31, 2004 to NIS 71.9 million, for the year ended December 31, 2005.

        General and Administrative Expenses. General and administrative expenses increased by 36.7% from NIS 24.3 million for the year ended December 31, 2004 to NIS 33.2 million, for the year ended December 31, 2005. The increase was primarily due to the expansion of our international telephony services and due to the consolidation of the financial results of Smile.Communications in 2005.

        Financing (Income) Expenses, Net. In the year ended December 31, 2005 we had net financing expenses of NIS 9.4 million, compared to net financing income of NIS 0.12 million for the year ended December 31, 2004. Our financing expenses were primarily attributable to the provisions for interest on the convertible debentures we issued in April 2005.

        Other Income (Expenses), Net. In the year ended December 31, 2005 we had other income, net of NIS 237,000, compared with other expenses, net of NIS 1.1 million in the year ended December 31, 2004. Our other income was primarily derived from sales of property and equipment. In 2004, our other expenses were primarily attributable to an impairment charge of NIS 1.6 million with respect to our subisidiary’s (Internet Gold International) investment in Compulink, a Greek Internet service provider.

        Income Taxes. In the year ended December 31, 2005 we recorded income tax expenses of NIS 1.5 million, related primarily to the utilization of Start’s deferred tax asset, compared to a net income tax benefit of NIS 0.3 million in the year ended December 31, 2004.

        Company’s Share in Net Loss of Investees. In the year ended December 31, 2005 all of our investee companies were consolidated. Therefore, we did not record any loss as our share in the net loss of investees. In the year ended December 31, 2004 we recorded a net loss from continued operations from our then investee company, Smile.Communications of NIS 0.4 million and a net loss from discontinued operations.

        Net Income. We reported net income of NIS 18.3 million for the year ended December 31, 2005 as compared to a net income of NIS 19.5 million for the year ended December 31, 2004.

Under U.S. GAAP

        During the year 2005, there were no significant differences between Israeli GAAP and U.S. GAAP with regards to the statement of operations except as mentioned in note 21 to the financial statements.

Trends

        On December 31, 2006, Smile.Communications acquired 012 Golden Lines, a privately held communications company that was one of its principal competitors. As a result of this acquisition, 012 Smile.Com is now one of the three largest providers of broadband data and traditional voice services in Israel and one of the largest providers of communication services in Israel. In 2007, our communication revenues and operating income will increase significantly due to the consolidation of 012 Golden Lines’ results for the first time in our financial statements.

        We also believe that in 2007 our communications’ revenues will increase due to our efforts to penetrate the local telephony market, continue the increased usage of our 012 international telephony services and our major efforts to extend our share of the broadband market through more aggressive marketing campaigns.

        Online media services are expected to grow globally. Accordingly, we believe that our media revenues will increase in 2007, as a result of increase in our revenues both from e-Advertising and e-commerce. We also intend to continue to focus on acquisitions and partnerships to expand our media market leadership.

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

	Three Months Ended
	Mar. 31, 2006	Jun. 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2005*	Jun. 30, 2005*	Sept. 30, 2005*	Dec. 31, 2005*
	Reported amounts **
	Unaudited (in NIS thousands)

Revenues:
Communications	78,461	79,339	88,021	96,685	56,629	62,814	59,476	67,660
Media	14,384	16,510	15,886	19,073	9,924	10,232	11,321	10,714

Total revenues	92,845	95,849	103,907	115,758	66,553	73,046	70,797	78,374
Costs and expenses:
Cost of revenues	57,102	56,921	64,000	74,390	32,479	39,472	37,885	44,945
Selling and marketing expenses	17,785	19,052	19,378	19,361	18,533	17,555	18,820	17,027
General and administrative expenses	8,294	8,329	8,709	8,625	7,442	8,090	8,360	9,264
Total costs and expenses	83,181	84,302	92,087	102,376	58,454	65,117	65,067	71,236

Income from operations	9,664	11,547	11,820	13,382	8,099	7,929	5,732	7,138
Financing income (expenses), net	(2,558)	(4,256)	(1,798)	2,997	(649)	(3,666)	(3,523)	(1,565)
Other income (expenses), net	23	10	(2,823)	(10,023)	35	97	75	30
Net income after financing expenses	7,129	7,301	7,199	6,356	7,485	4,360	2,284	5,603
Income tax (expense) benefit	(598)	(205)	(264)	(219)	(857)	289	(653)	(230)

Net income after income tax	6,531	7,096	6,935	6,137	6,628	4,649	1,631	5,373
Company's share in net (loss)
income of investees	-	(240)	(68)	(26)	-	-	-	-
Minority interest in loss of subsidiary	95	(95)	56	(90)	-	-	-	-
Net income	6,626	6,761	6,923	6,021	6,628	4,649	1,631	5,373

	Three Months Ended
	Mar. 31, 2006	Jun. 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2005*	Jun. 30, 2005*	Sept. 30, 2005*	Dec. 31, 2005*
	(As a percentage of total revenues)

Revenues:	100%	100%	100%	100%	100%	100%	100%	100%
Communications	85	83	85	84	85	86	84	86
Media	15	17	15	16	15	14	16	14

Total revenues	100	100	100	100	100	100	100	100
Costs and expenses:
Cost of revenues	62	59	62	64	49	54	54	57
Selling and marketing expenses	19	20	19	17	28	24	27	22
General and administrative expenses	9	9	8	7	11	11	11	11

Total costs and expenses	90	88	89	88	88	89	92	90
Income from operations	10	12	11	12	12	11	8	10
Financing income (expenses), net	(3)	(4)	(2)	3	(1)	(5)	(5)	(2)
Other income (expenses),
net	-	-	(3)	(9)	-	-	-	-

Net income after financing expenses	7	8	6	6	11	6	3	8
Income tax (expense) benefit	(1)	-	-	-	(1)	-	(1)	-

Net income after income tax	6	8	6	6	10	6	2	8
Company's share in net loss of investees	-	-	-	-	-	-	-	-

Net income	6	8	6	6	10	6	2	8

*     Restated as a result of adoption of Standard No. 25 "Revenue Recognition" (See note 2P of the financial statements).

**     Effective December 2003 the policy to adjust amounts to the effect of inflation based on the Israeli Consumer Price Index, or CPI, was discontinued (See note 2B and 2C of the financial statements).

Conditions in Israel

        We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Political Conditions

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

        Furthermore, there are a number of countries that restrict business with Israel and with Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

        The following table presents information about the devaluation of the NIS against the dollar:

Year ended December 31,	NIS devaluation rate %

2001	9.3
2002	7.3
2003	(7.6)
2004	(1.6)
2005	6.9
2006	(8.2)

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

        We have dollar denominated liabilities, mostly from rights of use-leasing obligations for our international lines and from international carriers for voice traffic transactions. We currently use derivative financial instruments such as forward currency contracts to hedge its risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value.

        According to Accounting Standard No. 12, on “Discontinuance of Adjustment of Financial Statements,” commencing January 1, 2004, the adjustment of financial statements was discontinued. Consequently, through December 31, 2003, we prepared adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003 constituted the starting point for the nominal financial report as of January 1, 2004.

Effective Corporate Tax Rate

        Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2006 was 31%, which was reduced to 29% in 2007 and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. For tax purposes, results of operations are measured in real terms. From 1992 through December 31, 2002, we incurred net operating losses. As of December 31, 2006, we had consolidated net loss carry forwards of approximately NIS 97.7 million (approximately $23.1 million. Under current Israeli tax laws, net loss carry forwards do not expire, are linked to the Israeli inflation rate and may be offset against future taxable income.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Liquidity. We have required substantial capital resources to finance the construction of our network and to fund our operations. On December 31, 2006 we acquired 012 Golden Lines for NIS 614 million ($145.3 million) and assumed total liabilities of NIS 526 million ($124.5 million). The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007 including interest of 6.5% since the dates the agreements were signed. In order to refinance a portion of the short-term debt that was incurred in connection with the acquisition of 012 Golden Lines, 012 Smile.Com sold an aggregate of approximately NIS 425 million ($100.6 million) of debentures in private placements to institutional investors in Israel in March 2007 and May 2007.

        Historically we financed the construction of our network and funded our operations principally from cash flow from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999. In April 2005, we completed an offering of debentures and warrants that was made exclusively in Israel, to Israeli residents. We raised a total of NIS 220 million ($52.1 million). The interest rate set for the debentures was 4.0%. The debentures and the warrants are traded on the TASE. Beginning in the fourth quarter of 2006 holders of the bonds and warrants began to convert their bonds and exercise the warrants. As at June 18, 2007, bond and warrant holders had converted NIS 93.5 million ($22.1 million) of the bonds into 2,337,900 ordinary shares and exercised 1,095,009 warrants with us receiving a total of NIS 44.9 million ($10.6 million) in proceeds from the exercise of the warrants. The proceeds are available for general corporate purposes including working capital.

        During the period of March 2007 to May 2007, 012 Smile.Com issued a total of approximately NIS 425 million ($100.6 million) of a series of non-convertible debentures to institutional investors in Israel at par value.

        Working Capital. As a result of 012 Golden Line acquisition we incurred short-term liabilities which resulted in a working capital deficit as of December 31, 2006 of NIS 636.5 million ($150.7 million) as compared to working capital of NIS 254 million ($60.1 million) as of December 31, 2005.

        The following table summarizes our cash flows for the indicated years:

	Year Ended December 31,
	2006	2005	2004
	Reported amounts*	Reported amounts*	Adjusted amounts**
	(NIS in thousands)

Net income	26,331	18,281	19,531
Other adjustments for non-cash items	49,212	44,143	27,006
Net changes in assets and liabilities	2,812	(19,649)	(8,352)

Net cash provided by operating activities	78,355	42,775	38,185
Net cash used in investing activities	(56,110)	(18,090)	(117,665)
Net cash provided by financing activities	32,746	165,166	73,226

Net increase (decrease) in cash and cash equivalents	54,991	189,851	(6,254)

* Effective December 2003 the policy to adjust amounts to the effect of inflation based on the CPI was discontinued (See note 2B and 2C of the financial statements).

** Amounts adjusted to reflect inflation in terms of NIS at December 31, 2003.

        Net cash provided by operating activities was NIS 78.4 million, ($18.6 million), NIS 42.8 million and NIS 38.2 million in the years ended December 31, 2006, 2005 and 2004, respectively. The increase in net cash provided by operating activities in 2006 compared to 2005 was derived from an increase in our net income and from non-cash expenses items such as depreciation and amortization, accrued interest on debentures and other items which were partially offset by net changes in assets and liabilities such as accounts receivables and payables. The increase in net cash provided by operating activities in 2005 compared to 2004 was also derived from non-cash expenses items which were partially offset by net changes in assets and liabilities such as accounts receivables and payables. The increase in net cash provided by operating activities in 2004 compared to 2003 was due to our continuing efforts to implement our profitability strategy.

        Net cash used in investing activities was NIS 56.1 million, ($13.3 million), NIS 18.1 million, and NIS 117.7 million in the years ended December 31, 2006, 2005 and 2004, respectively. The increase in our investing activities in 2006 was primarily due to the 012 Golden Lines acquisition and to increases acquisitions of property and equipment and other assets including the purchase of rights of use for international communication line. The decrease in our investment activities in 2005 reflects the significant purchases we made in 2004. In 2004, we purchased rights of use for international communication lines, which are presented as capital leases and expanded our network by purchasing network components, computer hardware and software. These purchases were significantly higher than our purchases in 2003 and were made as part of our strategy to enter the international telephony market and to expanding the infrastructure for our other services.

        According to Israeli GAAP, receipt of loans in respect of capital leases is reflected in the statements of cash flows as cash flows from financing activities. Under U.S. GAAP, this would be reflected as a non-cash financing activity.

        Net cash provided by financing activities was NIS 32.7 million, ($7.7 million), NIS 165.2 million and NIS 73.2 million in the years ended December 31, 2006, 2005 and 2004. Cash provided from financing activities in 2006 included an increase in short-term bank credit which was partially offset by the repayment of long-term loans under lease agreements for f lease agreements for rights of use for international communication lines. Cash provided from financing activities in 2005 included amounts related to our issuance of NIS 220 million of convertible debentures and warrants in 2005 in our offering on the TASE, which was partially offset by the repayment of long-term loans under lease agreements for rights of use for international communication lines. The increase in our net cash provided by financing activities in 2004 was primarily due to long term loans we obtained from banks.

        Financing Arrangements. As a result of the 012 Golden Lines acquisition we obtained a credit line which is subject to financial covenants that require: (a) that we maintain a ratio of net debt to EBITDA (operating income before financial expenses, taxes on income, depreciation and amortization) of not more than 2.4 according to the financial statements as at December 31, 2006 and 2.0 according to the combined financial statements as at December 31, 2007 and thereafter; (b) the ratio of EBITDA less capital expenditures will be not more than 4.8 according to the financial statements as at December 31, 2006 and 2.5 according to the financial statements as at December 31, 2007 and thereafter; (c) total finance expenses (including bank credit and shareholders’ investments) and accumulated deficit shall not exceed the amounts based on which the credit lines were granted; and (d) total shareholders’ investments, shareholders’ loans and shareholders’ equity will always be greater than zero. As of December 31, 2006, we were in compliance with our financial covenants.

        Subsequent to the balance sheet date, we obtained an additional short-term credit facility that was used to pay a portion of the acquisition cost of 012, and issued NIS 425 million of debentures to institutional investors in Israel, (see Note 22 to our financial statements). The amount raised through the issuance of debentures was partially utilized to repay the outstanding short-term credit including the outstanding credit line and the remaining payables in respect of the acquisition of 012 Golden Lines.

        As of December 31, 2006, our cash and cash equivalents totaled NIS 320.5 million, ($75.9 million).

        The following table summarizes our bank debt as of December 31, 2006, 2005 and 2004:

	At December 31,
	2006	2005	2004
	Reported amounts	Reported amounts	Adjusted amounts
	(NIS in thousands)

Short-term:
Credit	11,090	5,507	10,817
Short-term bank loans	353,772	-	-
Current maturities of long-term loans	7,717	7,177	133

Total short-term debt	372,039	12,684	10,950

Long-term:
Long-term loans maturities	16,150	23,323	30,506

Total long-term debt	16,150	23,323	30,506

Liabilities attributed to discontinued operations	-	-	1,653

Total debt	388,189	36,007	43,109

        Capital Expenditures. In the year ended December 31, 2006, we invested NIS 20.8 million ($4.9 million) in fixed assets, which included purchases of network components, expansion of our network and computer hardware and software costs (not including the purchase of rights of use of international fiber optic lines). During 2007, we expect to incur capital expenditures of approximately NIS 80.2 million, (approximately $19 million). We anticipate that these expenditures will be funded from our cash flow from operations and borrowings under credit facilities which we may negotiate. Where feasible, we may also finance certain of these expenditures through capital leases or installment purchases if these financing alternatives are available on terms acceptable to us.

        Long Term Loans under Lease Arrangements. We have signed long-term agreements with two other Israeli long distance carriers, to purchase indefeasible Rights of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for an additional five year period. We are obligated to pay ROU charges for each new international line ordered in respect of each circuit in thirty-six (36) monthly installments. Furthermore, as of December 31, 2006 t, we have a commitment to purchase additional ROUs in the framework of the above agreements in the total amount of approximately NIS 60.2 million ($14.2 million) during 2007-2012. 012 Golden Lines has also entered into agreements with a service provider for the purchase of an indefeasible ROU for international fiber optic lines until the year 2017 including an extension option of 5 years. The purchase price for each ROU is payable in 29 to 36 monthly payments commencing with the utilization of each cable. Furthermore, as of the balance sheet date, 012 have a commitment to purchase additional rights of use in the framework of the above agreements in the total amount of approximately NIS 42.5 million ($10.1 million) during 2007-2011.

        In addition, under the terms of the ROUs agreements, we are committed to pay annual maintenance fees during the usage period. All payments under the ROU agreements are linked to the US$.

        We have also entered into various non-cancellable operating lease agreements for premises and motor vehicles. See note 16B(2) to the financial statements.

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

        The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by Period
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years
	(NIS in thousands)

Long-term debt obligations	267,628	8,775	71,294	66,907	120,652
Capital (finance) lease obligations	-	-	-	-	-
Payments in respect of long-term financial arrangements	14,797	11,619	3,177	-	-
Purchase of ROUs of fiber optic cables..	187,679	30,075	70,121	61,033	26,450
Operating lease obligations	38,721	13,496	15,792	7,626	1,907
Purchase obligations	1,523	1,523	-	-	-
Other obligations, mainly service payments in respect to ROUs	239,501	16,717	39,641	41,152	141,991
Total	749,948	82,205	200,025	176,718	291,000

        Not all items were recorded in our balance sheet at December 31, 2006. See Notes 13, 15 and 16 of our consolidated financial statements found elsewhere in this annual report. We believe that we will be able to meet these obligations as they become due.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME	AGE	POSITION

Shaul Elovitch	60	Chairman of the Board of Directors
Yossef Elovitch	56	Director
Anat Winner (1)	48	Director
Aliza Schloss	55	Director
Orly Guy (1)	47	Outside Director
Ronit Gotliv (1)	55	Outside Director
Eli Holtzman	59	Chief Executive Officer and Director, vice chairman of 012
		Smile.Com and Chief executive officer of Smile.Media
Doron Turgeman	39	Deputy Chief Executive Officer, Chief Financial Officer and
		Vice President Finance of Smile.Media
Stella Handler	45	Chief Executive Officer of 012 Smile.Com

(1) Member of the Audit Committee

        Mr. Shaul Elovitch will serve as a Class A director until our 2009 general meeting of shareholders. Messrs. Eli Holtzman and Yossef Elovitch will serve as Class B directors until our 2007 general meeting of shareholders. Ms. Anat Winner and Ms. Aliza Schloss will serve as Class C directors until our 2008 general annual meeting of shareholders.

        Ms. Orly Guy and Ms. Ronit Gotliv will serve as outside directors pursuant to the provisions of the Israeli Companies Law for initial three-year terms until July 2008 (see Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside Directors and Independent Directors – Outside Directors”).

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

        Anat Winner has served as a director since August 2001. Ms. Winner has been self employed as a business advisor since July 2003 and serves as director in Magal Ltd and in Smile.Media. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

        Aliza Schloss has served as a director since July 2005. Ms. Schloss has served as a director and/or officer of various other companies in the Eurocom group. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairmen of the audit committee and member of various committees of Bezeq The Israel Telecommunication Corp., Ltd. From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha – The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. – Bank Hapoalim. Ms. Schloss holds a Ph.D. degree in Political Science and Public Administration from the Hebrew University in Jerusalem. Ms. Schloss also holds an M.A. degree in Political Science and an M.P.A. degree in Public Administration from the Hebrew University of Jerusalem and a B.Sc. degree in Biology from the Ben-Gurion University of the Negev.

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

        Ronit Gotliv has served as an outside director since July 2005. On January 2006 Ms. Gotliv has joined Guy, Bachar & Co. a Tel Aviv law firm. Since 1999 to 2005 Ms. Gotliv has served as a managing partner of R. Gotliv and Co., a Tel Aviv law firm specializing in commercial law, corporate laws and real estate law since 1999. From 1984 to 1999 Ms. Gotliv was employed as an attorney at B.A. Gotliv Ltd. – Law Offices. Ms. Gotliv holds an LL.B degree from Tel Aviv University.

        Eli Holtzman co-founded our company and has been our chief executive officer since 1992 and a director since July 1999. Mr. Holtzman serves as chief executive officer of Smile.Media and vice chairman of the board of directors of 012 Smile.Com. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceutical from Illinois University.

        Doron Turgeman has served as our deputy chief executive officer since October 2004 and as chief financial officer and vice president of finance since May 2001. Mr. Turgeman serves as deputy chief executive officer and chief financial officer of Smile.Medi. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University and he is a certified accountant.

        Stella Handler joined us as 012 Smile.Com’s chief executive officer in January 2007, upon our acquisition of 012 Golden Lines. Prior thereto and since 1997 Ms. Handler was employed by 012 Golden Lines and served as its chief executive officer since 2002. From 1992 to 1997 Ms. Handler was the Head of Subsidiary Companies Division of Bezeq, responsible for control, management and operations of all subsidiary companies. Ms. Handler has an MBA in Business Administration and an MA in Economics from Hebrew University, Jerusalem.

B.	COMPENSATION

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2006:

Salaries, fees, commissions and bonuses(1)

All directors and executive officers as a
group (then 14 persons)	$1.7 million

(1)	Also includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

        As of December 31, 2006, we accrued $ 159,750 for retirement, recreation payments and vacation for our directors and executive officers.

        During the year ended December 31, 2006, we paid to each of our outside directors, as well as to Ms. Winner, an independent director, an annual fee of NIS 33,842 ($8,010), and a per meeting attendance fee of NIS 1,781 ($422). Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on the board of directors or any committee thereof. All of our non-employee directors are reimbursed for their expenses for each board of directors’ meeting attended.

        In May 2007, our board of directors approved a bonus plan for our senior management for 2006. According to this plan, and subject to several parameters, such as growth in revenues, market share and profitability, up to 10% of our income from operations will be distributed to our senior management. The bonus for Mr. Eli Holtzman, our CEO and director, is subject to the approval of the general assembly of shareholders.

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

        Pursuant to our articles of association, our board of directors is divided into three classes (other than outside directors). Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. Our board of directors may appoint additional directors to temporarily fill any vacancies in the board of directors, provided that the total number of directors will not exceed nine and that if the total number of directors decreases below six, the board of directors may only act in emergency situations, or to fill the minimum number of vacancies, or to call a general meeting of shareholders, so that following such meeting there will be at least six directors in office.

        The board of directors of an Israeli public company is required to determine a minimum number of directors with “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.” Our Board of Directors has further determined that Ms. Anat Winner has the requisite “accounting and financial expertise.”

        We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5). See below in this Item 6C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Exemptions for a Controlled Company.”

Potential Conflicts of Interest

        Some of our directors also serve in various capacities for entities affiliated with Eurocom Communications and its affiliates. These relationships may give rise to conflicts of interest from time to time relating to (1) contracts, (2) corporate opportunities, and (3) use of directors’ time and expertise. We have not adopted any formal plan or procedures to address such conflicts of interest and intend to review all related party transactions on a case-by-case basis. Under Israeli law, certain approvals are required for related party transactions (see below in this Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions under Israeli Law.”

Outside and Independent Directors

        Outside Directors. The Israeli Companies Law requires companies incorporated under the laws of the State of Israel with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an “office holder” as defined in the Israeli Companies Law, however, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as an outside director following the company’s first public offering.

        In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

        As of January 2006, at least one of the outside directors must have “accounting and financial expertise” and the other outside directors must have “professional expertise,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

        The outside directors are elected by a majority vote at a shareholders meeting. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter (not including abstentions). This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

        In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

        An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies law to convene a shareholders meeting immediately to appoint a new outside director.

        Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Ms. Orly Guy and Ms. Ronit Gotliv serve as our outside directors pursuant to the provisions of the Israeli Companies Law for initial three-year terms until July 2008 (see Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside Directors and Independent Directors – Outside Directors”).

        Independent Directors. As a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), we are exempt from the NASDAQ Marketplace Rule which requires that a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules see Item 6.C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Exemptions for a Controlled Company.”

        However, because the controlled company exemption does not extend to our audit committee, it must have at least three members and be comprised only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

        Our board of directors has determined that each of Ms. Guy and Ms. Gotliv (both outside directors under Israeli law) and Ms. Anat Winner qualify as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Audit Committee

        Under the Israeli Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

        In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

        Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

        Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Guy, Ms. Gotliv and Ms. Winner. Ms. Winner has been elected as the chairperson of the audit committee. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.igld.com.

Internal Auditor

        Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent registered public accounting firm or its representative. An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity who has the right to appoint one director or more or the general manager of the company or any person who serves as a director or as general manager of the company. In determining the ownership or voting interest of a person, Israeli law is expansive and aggregates that person’s direct and indirect holdings, including the holdings of certain affiliates, relatives and associates. Our Internal Auditor is currently Mr. Eliyahu Rejwan.

Directors’ Service Contracts

        We do not have any service contracts with our directors, other than an employment agreement with our chief executive officer, who is also a director – see Item 7C. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

        There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions under Israeli Law

        The Israeli Companies Law codifies the fiduciary duties that “office holders” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

        The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

        The Israeli Companies Law also provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

        Under the Companies Regulations (Relief from Related Party Transactions), 2000, promulgated under the Israeli Companies Law, as amended, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of the company do not require the approval of shareholders providing certain criteria are met. The foregoing relief will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than fourteen (14) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

        In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

        The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition was made in a private placement that received shareholder approval, (i) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (ii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

        Regulations under the Israeli Companies Law provide that the Israeli Companies Law’s tender offer rules may not apply to a company whose shares are first offered to the public outside of Israel as to which another law also applies.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

        The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

Insurance for Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, insure an office holder for acts or omissions performed by the office holder in such capacity for:

—	A breach of his or her duty of care to the company or to another person;

—	A breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

—	A financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

—	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

—	Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

        In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

—	Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

—	Retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

        The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

—	a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

—	any act or omission committed with intent to derive an unlawful personal gain; and

—	any fine or forfeiture imposed on the office holder.

        In addition, pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify or indemnification of an office holder must be approved by the audit committee and the board of directors and, if such office holder is a director or a controlling shareholder or a relative of the controlling shareholder, also by the shareholders general meeting. A special majority at the general meeting is required if a controlling shareholder is interested in such transaction as an office holder or as a relative of an office holder, as described above.

        Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law.

        We currently maintain a directors’ and officers’ liability insurance policy providing coverage to us and to our subsidiaries of not more than $5,000,000 for any one matter and in the aggregate. Our current directors ‘and officers’ liability insurance policy expires on July 31, 2007

        In October 2003, we undertook to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5,000,000, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy. Our indemnification undertaking will automatically expire in the event we increase coverage under the directors’ and officers’ liability insurance policy to $10,000,000 or more. In the event that coverage under the policy is increased, the indemnification amount will decrease by the same amount, until expiration.

NASDAQ Exemptions for a Controlled Company

        We are a controlled company within the meaning of NASDAQ Marketplace Rules, since Eurocom Holdings holds more than 50% of our voting power. Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of Rule 4350(c) of the NASDAQ Marketplace Rules:

—	that the majority of the company's board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rules;

—	that the compensation of the chief financial officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors; and

—	that director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

NASDAQ Marketplace Rules and Home Country Practices

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

        At December 31, 2006, we and our wholly owned subsidiaries employed 624 full-time employees and 1,325 part-time employees, all of which were based in Israel. Of these 1,949 employees, 430 employees were employed in marketing and sales, 164 employees were employed in finance, operations, human resources and administration, 601 employees were employed in technical support and training, 504 employees were employed in customer service and 250 employees were employed in technical administration.

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

        In addition, at December 31, 2006, our 50.1% owned subsidiary MSN Israel Ltd. employed 48 full-time employees. Of these 48 employees, 36 employees were employed in marketing, sales and business development, 6 employees were employed in finance, operations, human resources and administration and 6 employees were employed in the technical division.

        Our relationships with our employees are governed by Israeli labor legislation and regulations, extension orders of the Ministry of Labor, labor courts judgments implementation and interpretation of such legislation and regulations and personal employment agreements. Israeli labor laws and regulations are applicable to all of our employees. The laws concern various matters, including, inter alia, severance pay rights at termination, prior notice, vacation, recreation pay, retirement or death, length of the workday and workweek, minimum wages, overtime payments and insurance for work-related accidents. We currently fund most of our ongoing legal severance pay obligations by paying monthly premiums for our employees’ insurance policies.

        In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration, which also include payments for national health insurance. The payments to the National Insurance Institute are approximately 12% of wages, up to a specified amount, of which the employee contributes approximately 66.0% and the employer contributes approximately 34.0%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes 5.0%.

        We enter into personal employment agreements with our employees on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

        Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of June 18, 2007 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Shaul Elovitch (3)(5)	12,683,135	58.01%
Yossef Elovitch (3)(5)	--	--
Anat Winner (3)	--	--
Aliza Schloss (3)	--	--
Orly Guy (3)	--	--
Ronit Gotliv (3)	--	--
Eli Holtzman (3)	172,118	*
Doron Turgeman (3)	--	--
Stella Handler (4)	--	--
All directors and executive officers as a
group (9 persons)	12,855,253	58.80%

*	Less than 1 percent

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 21,864,409 ordinary shares issued and outstanding as of June 18, 2007.

(3)	The business addresses of Messrs. S. Elovitch, Y. Elovitch, Holtzman, Turgeman and Ms. Winner, Ms. Schloss, Ms. Guy and Ms. Gotliv is c/o Internet Gold – Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva, Israel.

(4)	The business addresses of Ms. Handler is c/o 012 Golden Lines, 25 Hasibim St., Kiryat Matalon, Petach Tikva, Israel.

(5)	Eurocom Communications, our controlling shareholder, holds 58.01% of our ordinary shares (12,683,135 of our ordinary shares). Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications Ltd. is 50.33% owned by Eurocom Holdings and 49% of its shares are held in trust for four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 58.01% of our ordinary shares held by Eurocom Communications.

Stock Option Plans

The 2005 Stock Option Plan

        In 2005, we established the 2005 Israeli Share Option Plan, or the 2005 Plan, which complies with the amended Section 102 of the Income Tax Ordinance, and authorizes the grant of options to purchase up to 540,000 of our ordinary shares with an exercise price of $4.50 per share. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2005 Plan. The 2005 Plan has a term of seven years and will terminate in July 2012. The execution of the 2005 Plan is subject to final approval by our board of directors. The board has not approved the final terms of the 2005 Plan and no grants have been made under the 2005 Plan.

        Tax Treatment. The provisions of our 2005 Plan are designated to allow for the tax benefits promulgated under the Income Tax Ordinance. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2005 Plan will be taxable under the “capital gains path.” Pursuant to this path, the profit realized by an employee will be taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the end of such period, any profit is re-characterized as ordinary income. We will not be allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        Eurocom Communications is the direct holder of 58.01% of our outstanding shares. Accordingly, Eurocom Communications controls our company. The following table sets forth certain information as of June 18, 2007, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Eurocom Communications (3)	12,683,135	58.01%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 21,864,409 ordinary shares outstanding as of June 18, 2007.

(3)	Eurocom Communications, our controlling shareholder, holds 58.01% of our ordinary shares (12,683,135 of our ordinary shares). Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications Ltd. is 50.33% owned by Eurocom Holdings and 49% of its shares are held in trust for four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 58.01% of our ordinary shares held by Eurocom Communications.

Significant Changes in the Ownership of Major Shareholders

        Mr. Shaul Elovitch, chairman of our board of directors, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Eurocom Holdings holds a 50.33% controlling interest in Eurocom Communications. Mr. Shaul Elovitch holds an additional 0.67% interest in Eurocom Communications. Eurocom Communications, an Israeli company, owns 58.01% of our ordinary shares.

        In July 2005, four Israeli holding companies, in which Mr. Shaul Elovitch has a 80% beneficial interest, purchased a 49% interest in Eurocom Communications from Arison Investments Ltd. Due to Mr. Shaul Elovitch’s ownership of Eurocom Holdings and the four holding companies, and his positions as director in Eurocom Holdings and these four companies, Mr. Shaul Elovitch is deemed to beneficially own the ordinary shares of our company directly held by Eurocom Communications.

        In February 2007, Euronet Communications Ltd. received court approval to transfer all of its shares in our company (12,683,135 ordinary shares) to Eurocom Communications, as part of reorganization procedures in the Eurocom group. The transfer was made retroactively as of December 26, 2006, after receiving a ruling from the Israeli Tax Authority.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 25, 2007, there were 36 holders of record of our ordinary shares, of which 33 record holders holding approximately 91% of our ordinary shares had registered addresses in the United States and 2 record holders holding approximately 5.5% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

Relationship with Eurocom Communications

        Messrs. Shaul Elovitch, chairman of our board of directors, and his brother Yossef Elovitch, a director of our company, also serve as directors of Eurocom Communications and various of its affiliates, together indirectly hold a majority of the outstanding shares of Eurocom Communications. During the past three years, we have entered into transactions with Eurocom Communications and several of their affiliates. We believe that the transactions with Eurocom Communications and its affiliates described below could have been entered into on comparable terms with unrelated parties and on an arm’s length basis. Set forth below are summary descriptions of certain agreements, relationships and transactions between us and Eurocom Communications.

        We provide broadband and traditional voice services to related parties at market terms and prices. During the years ended December 31, 2005 and 2006, our revenues from the Eurocom group were NIS 1.5 million and NIS 1.3 million ($301,000), respectively. We expect to continue to provide such services in the future.

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

Registration Rights Agreement

        In July 1999 we entered into a registration rights agreement with Euronet Communications (which was assigned to Eurocom Communications) and our other then existing shareholders granting them the right to register their ordinary shares under the Securities Act. These registration rights include unlimited rights to request that their shares be included in any underwritten public offering of our ordinary shares, excluding any registration of employees’ shares on Form S-8, or a similar form. Additionally, as of February 4, 2000, the holders of a majority of such shares are entitled to demand, up to three times in aggregate, that we register their shares. As of August 4, 2000, the holders of a majority of these shares are also entitled to request that we effect a registration of their shares on a shelf registration statement once in any twelve-month period up to three times in aggregate. All expenses incurred in connection with these registrations, other than underwriters’ and brokers’ discounts and commissions, will be payable by us.

Other Arrangements

        Until May 2006 we leased 250 square meters of office space in Ramat-Gan, Israel from Eurocom Holdings. In 2006 we paid Eurocom Holdings NIS 128,498, (approximately $30,415) for such facilities as well as an additional NIS 44,351, (approximately $15,000) for related services. In May 2006, we entered into a lease agreement with a non-related third party for the lease of a new facility, also in Ramat-Gan, for our support department, instead of the above-mentioned facility.

        In 2006, we purchased NIS 1,064,000 (approximately $252,000) of advertising time from Radius Broadcasting Ltd., at market terms and prices. Radius Broadcasting is a subsidiary of Media Holdings EU Ltd., which is 85% indirectly held by Eurocom Communications (on a fully diluted basis).

        In 2006, we purchased NIS 59,080, (approximately $14,000) of peripheral equipment from Trans-Global PTE Ltd. (formerly: Eurocom Digital Systems Ltd.) at market terms and prices.

        In 2006, we paid Eurocom Digital Communications Ltd. (formerly: Eurocom Marketing) NIS 298,411 (approximately $70,600) for lease of a warehouse facility in Rosh Ha’Ayin. We also paid Eurocom Digital Communications Ltd. NIS 141,767 (approximately $33,500) for telephone devices we offered in promotional programs and an amount of NIS 15,816 for equipment maintenance and repair services.

        Mr. Dani Elovitch, Mr. Yossef Elovitch’s son, is employed as head of the e-commerce division of Smile.Media.

Chief Executive Officer Employment Agreement

        On June 15, 2000, we entered into an employment agreement with Mr. Eli Holtzman, our chief executive officer and a member of our board of directors, which was terminated in July 2002 and replaced by an agreement with a company wholly-owned by Mr. Holtzman. Pursuant to the agreement, such company will provide us with the services of Mr. Holtzman as our chief executive officer. The agreement contains certain non-competition and confidentiality provisions. In the event we terminate the agreement for any reason, Mr. Holtzman’s company will be entitled to an amount equal to four monthly payments under the agreement. The term of the agreement will continue until such time it is terminated by us, subject to us providing 90-days prior notice and immediately in the event of termination for cause. Mr. Holtzman’s company may terminate the agreement on a 90-days prior notice.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See the consolidated financial statements, including the notes thereto, beginning of page F-1 and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

        On July 3, 2005, Bynet Data Communications Ltd. (“Bynet”) filed a monetary claim with a sum of NIS 4,131,400 in respect of several arguments which arising from a partnership between the Company and Bynet in connection with a Linking Common Project. On September 7, 2005, we submitted a statement of defense together with counterclaim against Bynet in the sum of NIS 2,500,000. A preliminary sitting is set for July 11, 2007. At this stage the management cannot estimate the prospect of the claim, therefore, no provision was recorded.

        On January 2, 2005, Tzvi Kamil and Aerotel Ltd. filed a claim against 012 Golden Lines Ltd. and three other telecommunication companies for infringement of an Israeli patent in connection with the marketing and distribution of pre-paid calling cards in Israel. The amount of the claim has not yet been determined (but was estimated by the plaintiffs for the purposes of calculating the court fee only at NIS 10,000,000). We and the other defendants have denied all allegations. At the same time, we filed a third party notice against Nortel Networks Israel (Sales and Marketing) Limited and SigValue Technologies Ltd. in which we demanded compensation and indemnification for any liability on our part, based on indemnification provisions in certain agreements between us. Nortel and SigValue answered our third party notice denying all allegations On December 24, 2006 a Statement of Reply was filed on behalf of 012 Golden Lines within the scope of the third party notice proceeding, and on this date the stage of exchange of pleadings between the parties to this proceeding was completed (at least for the present time). Solan Communications and Computers Ltd., one of the defendants to the claim, reached a settlement agreement with the plaintiffs that was approved by the court in January 2006 pursuant to which it recognized the validity of the patent, undertook to cease any use of the invention and agreed to pay Aerotel damages in the amount of 3.5% of its receipts from the use of the invention described in the patent. Similar proceedings have been initiated by the plaintiffs against other communications companies, including in the United Kingdom and the United States. Some communications companies have settled with the plaintiffs while others refuse to settle and are continuing to litigate. We have recorded a provision with respect to this litigation but do not expect that the outcome will have a material adverse effect on our financial which, according to management estimation based, on the opinion of its legal counsel, is sufficient for carrying any possible losses from the claim. On February 6, 2007, IDT CORPORATION filed a claim against Tzvi Kamil and Aerotel Ltd. claiming that Aerotel Ltd. is not the owner of the Israeli patent, which IDT later sought to consolidate with the claim discussed above, which was initiated by the defendants. We and other communications companies were named as formal defendants in these proceedings, but no remedy was requested against us. In March 2007, we submitted our statement of defense repeating our argument regarding the true identity of the owner of the Israeli patent. The District Court ordered the parties, to conclude all preliminary proceedings (e.g. discovery requests and questionnaires) no later than July 1, 2007, and a preliminary hearing was scheduled for December 17, 2007. The lawsuit is in preliminary stages.

        On May 7, 2007, a claim was filed in the Tel Aviv – Jaffa District Court by AMAD – Arabia Music for Administration and Distribution Ltd., Digital Sounds Ltd. and Walem El Fan Ltd. against Yahala Internet Solutions Ltd., Smile.Media, us and our officers and directors. The plaintiffs allege that Yahala has breached their copyrights relating to certain music that was posted on the Yahala portal. The plaintiffs are seeking money damages in the amount of not less than NIS 1.0 million ($237,000), a court order to remove from the Yahala portal all creations of the plaintiffs and preventing the defendants from posting such creations on the Yahala portal. On May 16, 2007 the respondents filed an application to strike out the statement of claim, which application was refused by the court. On June 11, 2007 Yahala filed a statement of defense and a third party notice against the providers of the musical work. The other respondents received an extension for submission of their statement of defense until July 2007. Due to the preliminary stage of this litigation, we and our legal advisors cannot currently assess the outcome or possible adverse effect on our financial position or results of operations. In 2003, Bezeq, the Israel Telecommunications Co. Ltd., requested 012 Golden Lines Ltd. collection commissions at the rate of 5.72% of its gross income from card-operated public telephones (“the card-operated telephones”), in the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004 Bezeq set off this amount unilaterally from the amounts accruing to 012 Golden Lines Ltd. On January 4, 2006, the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to 012 Golden Lines Ltd. the amounts set off in respect of this commission, with the addition of interest and linkage increments. On September 6, 2006, the District Court dismissed Bezeq’s appeal against the Minister of Communication’s decision, on the grounds of lack of jurisdiction of the court. On October 25, 2006, Bezeq appealed the District Court’s decision to the Israeli Supreme Court and submitted a petition to the Supreme Court regarding the Minister of Communication’s decision. A hearing regarding the appeal on the card operated telephones and regarding the petition was scheduled for July 2, 2007. 012 Golden Lines Ltd. provided a provision for this request in its financial statements. According to management’s estimate, based on the advice of its legal counsel, the provision is sufficient for any losses that may arise from the said request.

From time to time, claims arising in the ordinary course of our business are brought against us. In the opinion of our management, no currently existing claims which are not reserved in our financial statements will have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distribution Policy

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

        On December 31, 2006, we acquired 012 Golden Lines Ltd. For the year ended December 31, 2006, 012 Golden Lines had revenues of approximately NIS 697 million ($165 million) and as a result of its acquisition, 012 Smile.Com more than doubled in size. See Item 5. “Operating and Financial Review and Prospects”.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high bid and low ask prices of our ordinary shares on the NASDAQ Global Market or the NASDAQ Capital Market and the TASE:

	NASDAQ		TASE
Year	High	Low	High	Low

2002	$1.89	$0.86	-	-
2003	$7.62	$1.11	-	-
2004	$6.85	$3.43	-	-
2005	$8.15	$4.60	NIS 35.89	NIS 21.36
2006	$12.93	$4.20	NIS 51.80	NIS 18.45

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market or the NASDAQ Global Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

2005
First Quarter	$8.15	$4.96	NIS 35.89	NIS 27.55
Second Quarter	$7.30	$5.40	NIS 31.50	NIS 24.52
Third Quarter	$6.80	$5.00	NIS 30.50	NIS 23.22
Fourth Quarter	$6.32	$4.60	NIS 29.00	NIS 21.36

2006
First Quarter	$6.75	$5.26	NIS 32.00	NIS 24.51
Second Quarter	$6.80	$5.11	NIS 31.50	NIS 22.80
Third Quarter	$6.25	$4.20	NIS 26.20	NIS 18.45
Fourth Quarter	$12.93	$6.18	NIS 51.80	NIS 26.40

2007
First Quarter	$15.63	$11.11	NIS 63.48	NIS 48.12
Second Quarter	$17.32	$11.80	NIS 68.20	NIS 46.40

Monthly Stock Information

        The following table sets forth, for the most recent six months, the range of high bid and low ask prices of our ordinary shares on the NASDAQ Capital Market or the NASDAQ Global Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

January 2007	$13.84	$11.11	NIS 57.50	NIS 48.41
February 2007	$15.63	$12.21	NIS 63.48	NIS 51.07
March 2007	$13.90	$11.29	NIS 58.40	NIS 48.12
April 2007	$15.48	$11.80	NIS 60.20	NIS 46.40
May 2007	$17.32	$12.73	NIS 68.20	NIS 52.80
June 2007	$14.72	$12.08	NIS 61.27	NIS 52.50

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares were listed on the NASDAQ Global Market under the symbol IGLD from our initial public offering on August, 1999 until July 21, 2001, at which date the listing of our ordinary shares was transferred to the NASDAQ Capital Market. Since February 4, 2005, our shares once again have been listed on the NASDAQ Global Market. Since March 1, 2005, our ordinary shares have also been traded on the TASE. During the period of March 2007 to May 2007, Smile.Com issued a total of approximately NIS 425 million par value, a series of non-convertible debentures to institutional investors at par value.

D.	SELLING SHAREHOLDERS

        Not applicable.

E.	DILUTION

        Not applicable.

F.	EXPENSE OF THE ISSUE

        Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

        Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

        Set out below is a description of certain provisions of our memorandum of association and articles of association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum of association and articles of association, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

Purposes and Objects of the Company

        We are a public company registered under the Israel Companies Law as Internet Gold – Golden Lines Ltd., registration number 52-004426-4. Pursuant to our memorandum of association, we were formed for the purpose of providing various services in the telecommunication industry and performing various corporate activities permissible under Israeli law.

        On February 1, 2000, the Israeli Companies Law, 1999, or the Israeli Companies Law, came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to bankruptcy, dissolution and liquidation of companies. Under the Israeli Companies Law, various provisions, some of which are detailed below, overrule the current provisions of our articles of association.

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

        Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors or affect the amount already distributed as an interim dividend. See “Item 8.A. Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy.” The board of directors is entitled to invest or otherwise make use of all unclaimed dividends or other moneys payable in respect of a share, for our benefit until claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

        Pursuant to our articles of association, our board of directors is divided into three classes (other than outside directors). Generally, at each annual meeting of shareholders one of such classes of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. For information regarding the election of our outside directors, see Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors.” Eurocom Holdings, which is our controlling shareholder, is able to elect all our directors, except our outside directors, whose election requires the affirmative vote of at least one third of the shareholders who are non-controlling shareholders, or no more than 1% of such shareholders opposing the election of the outside directors. For information regarding the election of our outside directors, see Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors.” Also see “Item 7.A. Major Shareholders and Related Party Transactions – Major Shareholders.”

        Rights to share in the company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights.”

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

        Limitations on any existing or prospective major shareholder. See Item 6C. “Directors and Senior Management – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

Annual and Extraordinary Meetings

        The board of directors must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon and subject to the Israeli Companies Law and regulations thereunder, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

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

Provisions Restricting Change in Control of Our Company

        The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the boards’ of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also “Item 6C. Directors, Senior Management and Employees –Board Practices – Approval of Related Party Transactions Under Israeli Law.”

Changes in Our Capital

        Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

C.	MATERIAL CONTRACTS

        On December 31, 2006, Smile.Communications acquired the entire outstanding share capital of 012 Golden Lines Ltd. for a total consideration of approximately NIS 598.4 million. The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and April 2007. Upon completion of a statutory merger all of the assets and liabilities of 012 Golden Lines Ltd. will be merged into Smile.Communications and 012 Golden Lines Ltd. will cease to exist as a separate legal entity. The statutory merger was approved by the Israeli court in February 2007. The merger is contingent on being authorized as a tax free merger by the Israeli ax Authorities.

        On December 31, 2006, we signed an agreement for the transfer of the assets, liabilities and operations related to our communication business to 012 Smile.Com and we also signed an agreement for the transfer of the assets, liabilities and operations related to our media business to Smile.Media. Both transfers were contingent on the transfers being authorized as a tax free transfer by the Israeli Tax Authorities. Such authorization was received on May 9, 2007.

        In March 1999, we entered into a ten-year lease ending in September 2009 for an office building in Petach Tikva, that is subject to a ten-year renewal option. The annual rent for the 4,470 square meter premises is approximately NIS 2.4 million, approximately ($520,000), linked to the rate of exchange of the U.S. dollar.

        012 Golden-Lines has an agreement for the lease of office facilities in Petach Tiqva. The lease expires on July 31, 2012, with an option for extending the lease period by an additional five years. The annual rental fees for the 6,700 square meter premises is approximately NIS 2.9 million (approximately $685,000), linked to the Israeli CPI.

        In May 2004, 012 Golden-Lines entered into an agreement with a former related party for the lease of an office building in Rishon LeZion, in which some of the company’s departments are located. The lease expires on January 31, 2009 with a renewal option for an additional five years. The annual rent for the 4,200 square meter premises is approximately NIS 1.3 million (approximately $308,000), linked to the Israeli CPI.

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

        In January 2003, 012 Golden-Lines entered into a long-term agreement with Med-Nautilus Ltd. (Ireland), to purchase rights of use for 9 international fiber optic lines (presented in our financial statements as other – assets) until 2017, with the option to extend the agreement for an additional five year period. The total capacity of these lines is 1.6 GB. This agreement was extended twice – in July 2004 with another 6 lines with a capacity of 0.9 GB, and in September 2005 – another 25 lines with a capacity of 3.9 GB.

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

        The following is a discussion of Israeli and United States tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

        Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

ISRAELI TAX CONSIDERATIONS

General Tax Structure

        General Corporate Tax Structure. On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) 2005. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate was 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%.

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

        Under legislation which became effective on January 1, 2003, the capital gain from the sale of shares by non Israeli residents would be tax exempt in Israel as long as our shares are listed on the NASDAQ Global Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, and (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign Exchange. If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2004 their sale would be subject to 35% so long as the shares are listed on a stock exchange, such as the NASDAQ Global Market, which is recognized by the Israeli Ministry of Finance, and (B) for the period commencing January 1, 2005, the sale of the shares would be subject to a 20% tax if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. If we are delisted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 20% or 25% for a shareholder that is considered a Significant Shareholder, unless an exemption or other tax rate applies in accordance with a tax treaty between Israel and the shareholder’s country of residence.

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

        Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for United States foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced rate of tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

        Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the Untied States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

        Alternatively, if the ordinary shares qualify as “marketable stock” and you elect to “mark-to-market” your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

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

        We have a dollar denominated liabilities, mostly from rights of use-leasing obligations for our international lines and from international carriers of voice traffic transactions.

        We currently use derivative financial instruments such as forward currency contracts to hedge against risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value.

        A hypothetical 10% depreciation in our major foreign currency rate (the dollar) against the NIS, with all other variables held constant, would result in an increase in our expected 2007 sales of NIS 55 million, (approximately $13 million) and an increase in our 2007 net profit of NIS 7 million, ($1.7 million).

        Our convertible debentures are linked (principal and interest) to the CPI, a hypothetical 1% increase in the CPI would result in an increase in our expected financing expenses of approximately NIS 1.3 million and a hypothetical 1% decrease in the CPI would result in financing income of approximately NIS 1.3 million.

        The debentures of Smile.Com which were issued during the period of March 2007 to May 2007 are linked (principal and interest) to the CPI, a hypothetical 1% increase in the CPI would result in an increase in our expected financing expenses of approximately NIS 4.3 million and a hypothetical 1% decrease in the CPI would result in financing income of approximately NIS 4.3 million.

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

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

ITEM 15T.	CONTROLS AND PROCEDURES

        Not applicable.

ITEM 16.	RESERVED.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Ms. Anat Winner, one of our independent directors, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Ms. Winner’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accounting firm. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2006	2005

Audit (1)	$218,130	$158,466
Audit-related (2)	-	-
Tax (3)	26,020	10,600
Other	-	-

Total	$244,150	$169,066

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

Pre-Approval Policies and Procedures

        Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        Neither we, nor any “affiliated purchaser” of our company, purchased any of our equity securities during 2006.

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

        We have elected to furnish financial statements and related information specified in Item 17.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant.*
1.2	Articles of Association of the Registrant.*
2.1	Specimen of Share Certificate.*
2.2	Terms of Convertible Debentures Traded on Tel Aviv Stock Exchange***
2.3	Terms of Warrants Traded on Tel Aviv Stock Exchange***
2.4	Form of Smile.Communications Series A Debenture Certificate for Notes issued in March and May 2007
4.1	Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman.*
4.2	Hebrew version and an English summary of Lease Agreement between Rivka and Avraham Veronand the Registrant dated March 1999.**
4.3	Agreement among the Registrant, Fishman Family Properties Management (1988) Ltd, Monitin Media Ltd and 012 Golden Lines Ltd. for the for the acquisition of 012 Golden Lines Ltd. dated July 25, 2006

4.4	Amendments to the July 25, 2006 Agreement among the Registrant, Fishman Family Properties Management (1988) Ltd, Monitin Media Ltd and 012 Golden Lines Ltd. for the for the acquisition of 012 Golden Lines Ltd. dated August 1, 2006 and December 20, 2006
8	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as exhibit to the Registrant's Registration Statement on Form F-1 (Registration No. 333-10576), and incorporated herein by reference.
**	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.
***	Previously filed as exhibit to the Registrant’s Report on Form 6-K for the month of April 2005 submitted on April 11, 2005, and incorporated herein by reference.

Internet Gold – Golden Lines Ltd.

Consolidated Financial Statements as at December 31, 2006

F – 1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Internet Gold – Golden Lines Ltd.

We have audited the accompanying consolidated balance sheets of Internet Gold – Golden Lines Ltd. (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of 012 Golden Lines Ltd. a consolidated subsidiary, which statements reflect total assets constituting 29% of the total consolidated assets as of December 31, 2006. Those financial statements were audited by another independent registered public accounting firm whose report, expressed an unqualified opinion, was furnished to us and our opinion, insofar as it relates to amounts included for 012 Golden Lines Ltd. is based solely on the report of the other independent registered public accounting firm.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent public accounting firm provides a reasonable basis for our opinion.

In our opinion, based upon our audit and the report of the other independent registered public accounting firm, the consolidated and company financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations, the changes in shareholders’ equity and its cash flows for each of the years in the three year period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

As discussed in Note 2C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

The accompanying combined financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the combined financial statements expressed in NIS have been translated into dollars on the basis set forth in Note 2D of the notes to the combined financial statements.

As discussed in Note 2O and 2P to the consolidated financial statements, effective January 1, 2006, the Company adopted Israel Accounting Standard No. 22 “Financial Instruments: Disclosure and Presentation” and Israel Accounting Standard No. 25 “Revenue”, respectively.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel
June 28, 2007

F – 2

Consolidated Balance Sheets

Reported amounts

				Convenience translation into US$ (Note 2D)

		December 31 2006	December 31 2005	December 31 2006

	Note	NIS thousands	NIS thousands	US$ thousands

Current assets
Cash and cash equivalents	4	320,479	265,488	75,853
Short-term investment		883	804	209
Trade receivables, net	5	220,734	67,988	52,245
Other receivables	6	26,489	12,201	6,270
Deferred taxes	18	2,393	1,111	566

Total current assets		570,978	347,592	135,143

Long-term trade receivables		2,951	-	698
Investments in investee companies	7	552	275	131
Deferred taxes	18	157	40	37

		3,660	315	866

Property and equipment, net	8	159,692	36,222	37,797

Other assets, net	9	517,779	115,633	122,551

Goodwill		431,488	2,256	102,127

Total assets		1,683,597	502,018	398,484

/s/ Eli Holtzman	/s/ Doron Turgeman

Eli Holtzman	Doron Turgeman
Chief Executive Officer and Director	Chief Financial Officer

Date of signature: June 28, 2007

F – 3

Internet Gold – Golden Lines Ltd.

				Convenience translation into US$ (Note 2D)

		December 31 2006	December 31 2005	December 31 2006

	Note	NIS thousands	NIS thousands	US$ thousands

Liabilities
Current liabilities
Short-term bank credit	10	364,862	5,507	86,358
Current maturities of long-term obligations	13	18,674	42,315	4,420
Accounts payable	11	193,144	20,849	45,715
Payables in respect of 012 acquisition		584,621	-	138,372
Other current liabilities	12	46,224	24,922	10,940

Total current liabilities		1,207,525	93,593	285,805

Long-term liabilities
Long-term loans and other long-term obligations	13	20,386	33,570	4,825
Convertible debentures	15	198,998	218,676	47,100
Liability for employee severance pay, net	14	14,844	7,506	3,513
Deferred taxes	18	51,512	-	12,192

Total long-term liabilities		285,740	259,752	67,630

Minority interest		89	-	21

Contingent liabilities commitments and guarantees	16

Shareholders’ equity
Ordinary shares, NIS 0.01 par value (501,000,000 shares authorized; 18,591,221 shares issued and fully paid)		199	197	47
Additional paid in capital		223,424	216,864	52,881
Proceeds from warrants		15,352	6,675	3,634
Accumulated deficit		(48,732)	(75,063)	(11,534)

Total shareholders’ equity		190,243	148,673	45,028

Total liabilities and shareholders’ equity		1,683,597	502,018	398,484

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

Internet Gold – Golden Lines Ltd.
Consolidated Statements of Operations

All amounts are in thousands except for share and per share data

					Convenience translation (Note 2D)

		Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2006

	Note	NIS thousands			US$ thousands

Revenues	17A	408,359	* 288,770	* 215,716	96,653

Operating expenses:
Cost of revenues	17B	252,413	* 154,781	* 93,019	59,743
Selling and marketing	17C	75,576	* 71,935	* 73,095	17,888
General and administrative	17D	33,957	33,156	24,258	8,037

Total operating expenses		361,946	* 259,872	* 190,372	85,668

Operating income		46,413	28,898	25,344	10,985
Financial income (expenses), net	17E	(5,615)	(9,403)	122	(1,329)
Other (expenses) income, net		(12,813)	237	(1,077)	(3,033)

Income from continued operations before income taxes		27,985	19,732	24,389	6,623
Tax expense (benefit)	18	1,286	1,451	(301)	304

Income after tax expenses		26,699	18,281	24,690	6,319
Minority share in income		(34)	-	-	(8)
Company’s share in net loss of investees		(334)	-	(396)	(79)

Income from continued operations		26,331	18,281	24,294	6,232
Company’s share in loss of a subsidiary from discontinued operations		-	-	(4,763)	-

Net income		26,331	18,281	19,531	6,232

Earning (loss) per share – basic
Net income per share from continuing operations		1.43	0.99	1.32	0.34

Net loss per share from discontinued operation		-	-	(0.26)	-

Net income per share		1.43	0.99	1.06	0.34

Weighted average number of shares used in the calculation (in thousands)		18,438	18,432	18,432	18,438

Earning (loss) per share – diluted
Net income per share from continuing operations		1.43	0.99	1.32	0.34

Net loss per share from discontinued operation		-	-	(0.26)	-

Net income per share		1.43	0.99	1.06	0.34

Weighted average number of shares used in the calculation (in thousands)		18,438	18,432	18,432	18,438

*	Restated as a result of adoption of Standard No. 25 “Revenue Recognition” (see Note 2P).

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

Internet Gold – Golden Lines Ltd.
Consolidated Statements of Changes in Shareholders’ Equity

	Share capital *		Additional paid-in capital	Proceeds from warrants	Accumulated Deficit

	Number of shares	Amount				Total

	NIS 0.01 par value		NIS thousands

Balance as of January 1, 2004	18,431,500	197	215,040	-	(97,166)	118,071
Changes during 2004:

Capital reserve from purchase of investee company	-	-	-	-	(15,709)	(15,709)

Net income for the year	-	-	-	-	19,531	19,531

Balance as of December 31, 2004	18,431,500	197	215,040	-	(93,344)	121,893
Changes during 2005:

Issuance of warrants	-	-	-	8,499	-	8,499
Expired warrants	-	-	1,824	(1,824)	-	-
Net income for the year	-	-	-	-	18,281	18,281

Balance as of December 31, 2005	18,431,500	197	216,864	6,675	(75,063)	148,673
Changes during 2006:

Adoption of new standard	-	-	-	* 8,937	-	8,937
Conversions of convertible debentures	159,721	2	6,560	(260)	-	6,302
Net income for the year	-	-	-	-	26,331	26,331

Balance as of December 31, 2006	18,591,221	199	223,424	15,352	(48,732)	190,243

*	See Note 2O with regard to the changes of the opening balances due to reclassification of the capital component of the convertible debentures out of the liability component.

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

Internet Gold – Golden Lines Ltd.
Consolidated Statements of Cash Flows

				Convenience translation (Note 2D)

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2006

	NIS thousands	NIS thousands	NIS thousands	US$ thousands

Cash flows from operating activities:
Net income	26,331	18,281	19,531	6,232

Adjustments to reconcile net income to net cash provided by operating activities:
Net loss from discontinued operations	-	-	4,763	-
Depreciation and amortization	31,178	27,630	21,856	7,379
Increase in liability for severance pay, net	43	1,266	1,284	10
Minority interest in subsidiaries	58	-	-	14
Company’s share in net loss (income) of investees	334	-	396	79
Accrued interest and exchange rate on long-term loans	(111)	2,180	(2,161)	(26)
(Gain) loss on sale of property and equipment	3	(237)	(382)	1
Impairment and other charges	9,471	-	1,551	2,242
Deferred taxes	(226)	1,451	(301)	(53)
Accrued interest on debentures	9,302	14,101	-	2,202
Loss from marketable securities	(840)	(2,251)	-	(199)
Changes in assets and liabilities, net of effect of acquired companies and discontinued operations:
Trade receivables	(14,787)	(15,027)	(15,041)	(3,500)
Other receivables	320	(3,945)	(2,158)	76
Accounts payable	23,518	(7,151)	11,774	5,566
Other current liabilities	(6,239)	3,499	(2,927)	(1,477)

Net cash provided by continued operating activities	78,355	39,797	38,185	18,546
Net cash provided by discontinued operating activities	-	2,978	-	-

Net cash provided by operating activities	78,355	42,775	38,185	18,546

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

Internet Gold – Golden Lines Ltd.
Statements of Cash Flows - Consolidated (cont’d)

				Convenience translation (Note 2D)

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2006

	NIS thousands	NIS thousands	NIS thousands	US$ thousands

Cash flows from investing activities:
Acquisition of property and equipment	(18,452)	(15,421)	(22,830)	(4,367)
Proceeds from sales of property and equipment	-	775	1,266	-
Grant of long-term loans to investee company	-	-	(30,500)	-
Investment in other assets	(14,801)	(4,279)	(67,889)	(3,503)
Repayment of long-term loans	-	-	4,741	-
Investment in investee companies	(355)	(200)	-	(84)
Acquisition of 012 (Appendix A)	(20,703)	-	-	(4,900)
Consolidation of investee company (Appendix B)	(1,515)	(1,457)	(2,453)	(359)
Proceeds from short-term investment, net	(284)	2,492	-	(67)

Net cash used in investment activities	(56,110)	(18,090)	(117,665)	(13,280)

Cash flows from financing activities:
Short-term bank credit	69,020	(5,375)	3,549	16,336
Long-term finance arrangement	7,370	-	81,039	1,744
Repayment of long-term finance arrangement	(36,474)	(40,870)	(41,862)	(8,633)
Repayment of long-term loans from bank	(7,172)	-	-	(1,697)
Receipt of long-term loans from bank	-	-	30,500	-
Issuance of warrants, net of issuance expenses	2	8,499	-	-
Issuance of convertible debentures, net of issuance expenses	-	202,912	-	-

Net cash provided by continued financing activities	32,746	165,166	73,226	7,750

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

Internet Gold – Golden Lines Ltd.
Consolidated Statements of Cash Flows (cont’d)

				Convenience translation (Note 2D)

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2006

	NIS thousands	NIS thousands	NIS thousands	US$ thousands

Changes in cash and cash equivalents	54,991	189,851	(6,254)	13,016

Cash and cash equivalents at beginning of year	265,488	75,637	81,891	62,837

Cash and cash equivalents at end of year	320,479	265,488	75,637	75,853

Non-cash investing activities:
Accounts payable in respect of fixed assets	2,581	687	3,337	611

Capital reserve from purchase of investee company from a related party	-	-	15,709	-

Appendix A

Acquisition of 012 (see Note 3)

Working capital acquired except for cash and cash equivalents	(305,806)	-	-	(72,703)
Payables in respect of the 012 Acquisition	(584,621)	-	-	(138,371)
Property and equipment, net	131,096	-	-	31,029
ROU of international fiber optic cables	173,219	-	-	40,999
Other intangible assets, net	237,102	-	-	56,118
Goodwill	425,741	-	-	100,767
Other long-term assets, net	2,951	-	-	698
Deferred tax liabilities, net	(50,344)	-	-	(11,916)
Long term liabilities, net	(8,635)	-	-	(1,721)

Cash paid for acquisitions, net of cash acquired	20,703	-	-	4,900

The accompanying notes are an integral part of the consolidated financial statements.

F – 9

Internet Gold – Golden Lines Ltd.
Consolidated Statements of Cash Flows (cont’d)

				Convenience translation (Note 2D)

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004	Year ended December 31 2006

	NIS thousands	NIS thousands	NIS thousands	US$ thousands

Appendix B
Consolidation of investee company

Operating capital, net of cash	(762)	(1)	(3,878)	(180)
Property and equipment, net	45	10	2,125	11
Grant of long-term loan	-	75	-	-
Other intangible assets	381	1,448	2,031	2
Assets allocated to discontinued operations	-	-	4,631	-
Liabilities allocated to discontinued operations	-	-	(1,653)	-
Long-term liabilities	(25)	(75)	(28)	(6)
Capital reserve from purchase of investee Company from a related party	-	-	15,709	-
Investment in investee	1,876	-	(16,484)	444

	1,515	1,457	2,453	359

The accompanying notes are an integral part of the consolidated financial statements.

F – 10

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 1 –	General

Internet Gold – Golden Lines Ltd. (hereinafter “the Company”) is a publicly traded corporation currently traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange (TASE). The Company provides through its wholly owned subsidiaries two main services: communication services in Israel and diversified Internet media services.

The Company is a communication services provider in Israel, focused on offering broadband data and traditional voice services to residential and business customers, as well as to domestic and international communication services providers, or carriers. The Company also provides diversified Internet media services in Israel, and generates revenues through the sale of advertising on its websites (e-advertising), the sale of products and services on the Internet and from the delivery of paid content to subscribers (e-commerce).

On December 31, 2006, the Company signed an agreement for the transfer of the assets, liabilities and operations related to the communication business of the Company (the “Communication Business”) to 012 Smile.Communications Ltd. (formerly “Gold Trade Ltd”). On December 31, 2006, the Company also signed an agreement with its wholly owned subsidiary, Smile.Media Ltd. (formerly “Gold Mind Ltd.) for the transfer of the assets, liabilities and operations related to the media business of the Company (the “Media Business”) to Smile.Media Ltd. Both transfers were contingent on the transfers being authorized as a tax free transfer by the Israeli Tax Authorities. Such authorization was received on May 9, 2007.

On December 31, 2006, the Company’s wholly owned subsidiary, Smile.Communications Ltd. acquired the entire outstanding share capital of 012 Golden Lines Ltd. (hereinafter “the 012 Acquisition”) for a total consideration of approximately NIS 614 million. The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007. Upon completion of a statutory merger, all of the assets and liabilities of 012 Golden Lines Ltd. (hereinafter “012”) will be statutory merged into 012 Smile. Communications Ltd. and 012 will cease to exist as a separate legal entity. The statutory merger was approved by the Israeli court in February 2007. The statutory merger is contingent on being authorized as a tax free merger by the Israeli Tax Authorities, such authorization was not received as of the date of these financial statements.

F – 11

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies

A.	Basis of presentation

These financial statements are prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States of America (“US GAAP”) – see Note 21.

B.	Definitions

In these financial statements -

(1)	The Group - Internet Gold - Golden Lines Ltd. and its investee companies as specified in Annex A list of Group Companies.

(2)	Subsidiary - A company, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

(3)

Proportionately consolidated company - A company, including a partnership or joint venture, the financial statements of which are partially (proportionately) consolidated, directly or indirectly, with the financial statements of the Company.

(4)	Affiliated company - A company, other than a subsidiary and a partnership or joint venture, the Company’s investment in which is stated, directly or indirectly, under the equity basis.

(5)	Investee company - A subsidiary or affiliated company

(6)	Related party - As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (hereinafter - the ICPAI).

(7)	Interested party as defined in Paragraph (1) of the definition of an “interested party” in Section 1 of the Securities Law - 1968.

(8)	Controlling shareholder - As defined in the Securities Regulations (Financial Statement Presentation of Transactions between a company and its controlling shareholder) - 1996.

(9)	CPI - The Consumer Price Index as published by the Central Bureau of Statistics.

(10)	Adjusted amount - the nominal historical amount adjusted in accordance with the provisions of Opinions 23 and 36 of the ICPAI.

(11)

Reported amount - The adjusted amount as at the transition date (December 31, 2003), with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

(12)	Adjusted financial reporting - Financial reporting based on the provisions of Opinions 23 and 36.

(13)	Nominal financial reporting - Financial reporting based on reported amounts.

*

F – 12

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

C.	Reporting principles

1.

The functional currency of the Company is the local currency, New Israeli Shekels (“NIS”). The Company prepares and presents its financial statements in NIS. Transactions denominated in foreign currencies are recorded at the prevailing exchange rate at the time of the transactions.

2.	Transition to nominal financial reporting in 2004

Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency - NIS, based upon changes in the Israeli consumer price index (“CPI”), in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

With effect from January 1, 2004, the Company has adopted the provisions of Israel Accounting Standard No. 12 –“Discontinuance of Adjusting Financial Statements for Inflation” – of the Israel Accounting Standards Board and, pursuant thereto, the Company has discontinued, from that date, the adjustment of its financial statements for the effects of inflation in Israel.

The amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of January 1, 2004, were used as the opening balances for the nominal financial reporting in the following periods. Accordingly, the amounts reported in these financial statements that relate to non-monetary assets (including the depreciation and amortization thereon) and equity items, which originate from the period that preceded January 1, 2004, are based on the adjusted-for-inflation data (based on the CPI for December 2003), as previously reported.

Amounts originating during periods subsequent to January 1, 2004 are included in the financial statements based on their nominal values.

The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets. In these financial statements, the term “cost” refers to cost in reported amounts.

3.	Effect of changes in the CPI and in foreign currency exchange rates

Data regarding the CPI and currency exchange rates are as follows:

	December 31, 2006	December 31, 2005	December 31, 2004

CPI (in points)	184.9	185.1	180.7
Exchange rate of U.S.$ in NIS	4.225	4.603	4.308

	2006	2005	2004

CPI	(0.1)%	2.4%	1.2%
Exchange rate of U.S.$ in NIS	(8.2)%	6.9%	(1.6)%

F – 13

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of December 31, 2006 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2006 (NIS 4.225 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates are based on experience and historical data; however, actual results could differ from these estimates.

F.	Consolidated financial statements

(1)

The consolidated financial statements include the financial statements of the Company and of companies over which the Company has control. Jointly controlled companies are consolidated by the proportionate consolidation method.

(2)

A list of the companies included in the consolidation and the rates of holding of shares that convey voting rights and the rates of holding of shares that convey a share in earnings is shown in an Annex to the financial statements, as well as a list of the companies not included in the consolidation.

G.	Cash and cash equivalents

The Company considers as cash equivalents all highly-liquid investments, including short-term bank deposits with an original maturity of three months or less, which are not encumbered by a lien.

H.	Short term investments

Derivative financial instruments, not held for hedging, are stated in the financial statements at their fair value. Changes in fair value are recognized as incurred as part of the financing expenses.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

F – 14

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

I.	Allowance for doubtful accounts

The financial statements include an allowance for doubtful accounts which properly reflects, in management’s estimation, the potential loss from non-collection of accounts. The Company provides for doubtful accounts on the basis of its experience in collecting past debts, as well as on the basis of information available to management of the Company regarding specific customers.

J.	Property and equipment

Property, plant and equipment are stated at cost, including direct costs necessary to prepare the asset for its intended use. Maintenance and repair costs are charged to expense as incurred. The cost of significant renewals and improvements is capitalized to the carrying amount of the respective fixed asset.

The Company capitalizes internally developed software costs and website development costs in accordance with Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”) of the American Institute of Certified Public Accountants and FASB Emerging Issues Task Force Abstract No. 00-02, Accounting for Web Site Development Costs (“EITF 00-02”). Capitalized internally developed software costs are amortized on a straight-line basis over the estimated useful life of the software once it is available for use. Capitalized website development costs are amortized on a straight line basis over the estimated useful life of the website once it is available for general release. Costs not eligible for capitalization are expensed to cost of revenue as incurred. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred. On December 31, 2006, as result of the 012 acquisition, the Company impaired and wrote-off the majority of its capitalized software development cost for internal use relating to the Communication Business which was under development at that time.

Annual depreciation rates are as follows:

%

Network equipment and computers	15 – 33
Furniture and office equipment	6 – 15
Motor vehicles	15
Leasehold improvements	Shorter of the lease term or the useful life of the asset (mainly 10)

F – 15

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

K.	Investments in investee companies

Investments in affiliated companies, in which the Company has significant influence (affiliated companies) are stated under the equity method, that is, at cost plus the Company’s share of the post-acquisition gains or losses.

L.	Impairment of assets

The Company reviews at each balance sheet date whether any events have occurred or changes in circumstances have taken place, that might indicate that there has been an impairment to the carrying value of tangible and intangible assets.

When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company’s accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. In determining the value in use of an asset, the Company uses the best available estimates as to the conditions that will prevail during the remaining useful life of the asset.

Goodwill represents the excess of cost over fair value of net tangible and intangible assets acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually at the reporting unit level and between annual tests in certain circumstances in accordance with the provisions of Israeli Accounting Standard no 15.

M.	Other assets

Other assets consist of intangible assets resulting mainly from business acquisitions, licenses, right of use (ROU) of international fiber optic lines, and prepaid expenses.

ROU of international fiber optic cables are amortized by the straight-line method over the relevant term of the service agreement (11-15 years).

The useful lives of certain ROU were revised in 2007 to include the renewal option as well, in light of the Company’s and 012’s successful broadband and traditional voice service offering, and the lack of any genuine alternative technologies that have emerged to support these services other than the existing fiber optic cables.

Licenses are stated at cost and are amortized over their estimated useful lives by the straight-line method starting at the time such licenses were put into service and will continue until the expiry date of the licenses which range from 5 months to 20 years.

F – 16

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

M.	Other assets (cont’d)

Payments in advance for operating lease of cables are presented at cost and are charged to operations on a straight-line basis over the term of the operating lease (five years).

Other assets also include commissions paid to a bank in regard with a guarantee to the Ministry of Communication in Israel related to the international telephone service license and is amortized over the term of the guarantee.

The Company defers costs incurred relating to the expansion of customer base by long-term contracts granting the customers incentives such as routers, firewall, etc. The consideration paid in such long-term contracts is refundable. The Company amortizes such costs over the term of the agreement. The Company reflects long-term deferred charges net of current maturities.

The Company amortizes debenture issuance expenses over eight years, under the effective interest method.

Intangible assets other than goodwill are carried at cost less accumulated amortization. Intangible assets are generally amortized on a straight-line basis over the useful lives of the respective assets, generally 8 to 20 years.

N.	Debentures convertible into shares

In July 2005 the IASB published Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”. The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders’ equity, for classifying the interest, dividends, losses and gains related to them and the circumstances in which financial assets should be offset from financial liabilities. The new standard applies to periods beginning on January 1, 2006 or thereafter, and is adopted on a prospective basis. The effect of the standard resulted in classification of the Company’s convertible debentures net of the issuance costs into a liability component and into equity component. The transition to the Standard resulted in an increase in shareholders’ equity in the amount of NIS 8,937 due to the splitting of convertible debentures into a liability component and into a capital component and the classification of perpetual capital notes, a decrease in long-term liabilities in the amount of NIS 16,096 due to the splitting of convertible debentures as aforementioned.

Until January 1, 2006, debentures convertible into shares were included in the balance sheet based on the probability of their conversion. Debentures, the conversion of which was not probable, were included as a liability at their amortized cost. Debentures, the conversion of which was probable, were stated between the items “long-term liabilities” and “shareholders’ equity”, in accordance with the higher of their amortized cost or cost. Debentures issuance expenses were presented as deferred charges until January 1, 2006, upon the adoption of Accounting Standard No. 22, the issuance expenses were netted off against the debentures.

F – 17

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

O.	Revenue recognition

On January 1, 2006, the Company adopted Israel Accounting Standard No. 25, “Revenue” (“Standard No. 25”). This standard prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the seller, the provision of services, as well as revenues derived from the use of the seller’s assets by others (interest income, royalties or dividends) and revenue arrangements with multiple deliverables. Standard No. 25 is applicable to all transactions entered into on or after January 1, 2006.

In accordance with Standard No. 25, the principal issue in accounting for revenue is determining the timing of revenue recognition. Revenue from the sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the seller; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

A clarification of Standard No. 25 was issued in February 2006: Clarification No. 8, “Reporting of Revenue on a Gross or Net Basis”. According to the clarification, a company acting as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, will present its revenue on a net basis (as a profit or a commission). However, a company that acts as a principal supplier and bears the risks and rewards resulting from the transaction will present its revenue on a gross basis, distinguishing the revenue from the related expenses. This classification and presentation of revenue on a gross or net basis was applied with retroactive effect for all of the reported periods.

The initial implementation of Standard No. 25 and the Clarification No. 8 did not have a material effect on the Company’s results of operations and financial position, other then certain reclassifications of certain advertising revenue transactions that were recorded on a net basis, as a result of the Company not acting as the primary liable party in these transactions.

Communication Revenue

Revenue derived from usage of the Company’s networks, including business, residential and carrier long distance traffic, data and Internet traffic services revenues is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or product delivered and collectibility of the resulting receivable is reasonably assured.

For traditional voice services, revenue is earned based on the number of minutes during of a call and is recorded upon completion of a call. Revenue for a period is calculated from based on information received through the Company’s network switches. Revenue on prepaid calling cards is recognized as service is provided until expiration when all unused minutes, which are no longer available to the customers, are recognized as revenue.

F – 18

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

O.	Revenue recognition (cont’d)

Communication Revenue (cont’d)

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web hosting. These fees are recognized as services are provided. The Company records payments received in advance for services and services to be provided under contractual agreements, such as Internet broadband and dial-up access, as deferred revenue until such related services are provided.

The Company also offers value-added services including web faxing, anti-spam and anti-virus. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Revenues from enhanced features and optional services are recognized when earned.

Revenues from sales of equipment such as routers, that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers. The Company determined that the sale of equipment with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for equipments, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenue, based on their relative fair value, upon the delivery of the equipment to the subscriber and, when all other revenue recognition criteria are met. Consideration for services is recognized as services revenues, when earned.

Media Revenue

The Company generates revenues primarily through the sale of advertising on its websites and the sale of products on the Internet (e-Commerce).

The Company recognizes revenue only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or product delivered and collectibility of the resulting receivable is reasonably assured. Where the Company enters into sales contracts for the sale of multiple products or services, the Company evaluates whether it has objective fair value evidence for each deliverable in the transaction. If the Company has objective fair value evidence for each deliverable of the transaction, then it accounts for each deliverable separately, based on the relevant revenue recognition accounting policies. However, if the Company is unable to determine objective fair value for one or more undelivered elements of the transaction or where revenue from a delivered unit is contingent upon the delivery of additional items or meeting other specified performance conditions, revenue recognition is determined for the combined deliverables as a single unit of accounting. The Company accounts for cash consideration given to customers for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value, as a reduction of revenue rather than as an expense.

F – 19

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

O.	Revenue recognition (cont’d)

Media Revenue (cont’d)

The Company evaluates the criteria outlined in Clarification No. 8 for Standard No. 25, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded gross. If the Company is not primarily obligated and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, the Company will generally record the net amounts as commissions earned.

Advertising revenue is generated from several offerings including: the display of rich media advertisements, the placement of text-based ads on the Company’s web sites, placement of ads on search result pages targeted to users’ search queries and content-branded channels with third parties. The Company recognizes advertising revenue related to the display of advertisements on its portals as “impressions” are delivered. An “impression” is delivered when an advertisement appears in pages viewed by users. In the majority of cases, the terms are for less than one month or may be terminated at any time by the advertiser. Advertising revenues from search-engine placement and content-branded channel arrangements are based on fixed fees and are recognized ratably over the contract period. Contracts for search-engine placement and content-branded channels are generally for 12-18 months.

Advertising agreements may involve multiple element arrangements (arrangements with more than one deliverable). Lead generation revenue is generated from the collection of consumer contact information through the Company web sites. Institutions list their services or product offerings on Company websites and pay fees based on the number of consumer contacts received via the listing. The Company recognizes lead generation revenue in the month the leads are provided to the institutions.

Transaction revenue generated from facilitating e-commerce-based transactions through the Company’s portals is presented on a net basis when the Company is not subject to inventory risk and is not the primarily obligor in the transactions. Such revenue is recognized when there is evidence that qualifying transactions have occurred. When the Company is subject to inventory risk and is the primarily obligor in the transactions, the revenue is presented on a gross basis and is recognized when the product is delivered. Products being delivered as a subscription are recognized on a straight-line basis over the term of the service contract with the subscriber.

Deferred revenues are comprised of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition.

F – 20

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

P.	Deferred taxes

Deferred taxes are calculated on the basis of the liability method. Under this method, deferred taxes are computed in respect of temporary differences between the carrying value of assets and liabilities in the financial statements and their values for tax purposes.

Deferred taxes (asset or liability) are calculated at tax rates that are expected to be in effect when the temporary differences reverse, based on the tax rates and tax laws that were enacted or the enactment of which has been effectively completed, up to the balance sheet date.

In July 2004, the Israel Accounting Standards Board published Israeli Accounting Standard No. 19, “Taxes on Income” (“Standard No. 19”), which provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for the temporary difference resulting from the initial recognition of goodwill and the temporary difference resulting from the initial recognition of an asset or a liability that has no effect on profit or loss. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset. Standard No. 19 applies to financial statements for periods beginning on January 1, 2005. The transition to Standard No. 19 had no material effect on the Company’s results of operations and financial position.

Q.	Financial instruments

The financial statements include disclosures relating to the fair value of financial instruments.

With regard to current financial assets and liabilities and long-term liabilities, there is no material difference between the value recorded in the Company’s books of account and their fair value.

R.	Earning (loss) per share

The Company calculates earnings per share in accordance with the provision of Accounting Standard No. 21 Changes per Share. Basic earnings per share with respect to earnings or loss, and basic earnings per share with respect to earnings or loss from continuing operations, which is attributable to the ordinary shareholders. The basic earnings per share are calculated by dividing the earnings or loss attributable to the ordinary shareholders with the weighted average number of ordinary shares outstanding during the period. In order to calculate the diluted earnings per share the Company adjusted the earnings or loss attributable to the ordinary shareholders, and the weighted average number of outstanding ordinary shares, in respect of the effects of all the dilutive potential ordinary shares. The Company’s share in the earnings of investee companies was calculated according to its portion in the earnings per share of such investee companies multiplied by the number of shares held by the Company.

F – 21

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

S.	Derivative financial instruments

(1)

The gains and losses on derivative financial instruments held for hedging purposes in relation to existing assets and liabilities are recognized concurrently with the gains and losses on the hedged assets and liabilities.

(2)

The gains and losses on derivative financial instruments held as hedging instruments for firm commitments and anticipated transactions are deferred, and are recognized in the same period in which the gains and losses from the hedged transactions are recognized.

(3)	Derivative financial instruments, not held for hedging, are stated in the financial statements at their fair value. Changes in fair value are recognized as incurred as part of the financing expenses.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

T.	Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of bank deposits deposited in two bank account in the sum of NIS 265,488, trade receivables, other receivables, long-term loans, short-term investments in the sum of NIS 804 and accrued liabilities from marketable securities in the sum of NIS 1,045. With respect to trade receivables the Company believes that there is limited credit risk exposure due to the relatively small amount owed to the Company by each customer and the large size of the Company’s customer base. With respect to long-term loans, see Note 13.

U.	Effects of new Israeli Accounting Standards not yet adopted

1.	Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (“IFRS”) (“Standard No. 29”)

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29. The Standard provides that entities subject to the Securities Law - 1968 that are required to report according to the regulations of this law are to prepare their financial statements for periods beginning as from January 1, 2008 according to IFRS. The Standard permits early adoption as from financial statements released after July 31, 2006.

Upon adoption of IFRS, in 2008, the Company will be required to present comparative financial statements as at and for the year ended December 31, 2007, prepared in accordance with IFRS. In addition, the Company will be required to disclose in the financial statements for December 31, 2007, the balance sheet for that date and the statement of operations for the year then ended – in accordance with IFRS.

F – 22

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

U.	Effects of new Israeli Accounting Standards not yet adopted (cont’d)

2.	Israeli Accounting Standard No 26, “Inventory” (“Standard No. 26”)

In August 2006, the Israel Accounting Standards Board published Standard No. 26. The Standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairments in the value of inventory written down to net realizable value. The Standard also provides guidelines regarding cost formulas used to allocate costs to various types of inventory. The Standard will apply to financial statements for periods beginning on or after January 1, 2007. Implementation of Standard No. 26 will not have a material effect on the Company’s results of operations and financial position.

3.	Israeli Accounting Standard No. 27, “Property, plant and equipment” (“Standard No. 27”)

In September 2006, the Israel Accounting Standards Board published Standard No. 27. The Standard prescribes rules for the presentation, measurement and recognition of property, plant and equipment and for the disclosure required in respect thereto. The Standard also provides for, among other things, the following:

Revaluation of assets

Standard No. 27 provides that a group of similar fixed assets shall be measured at cost net of accumulated depreciation minus impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset above its initial cost as a result of the revaluation will be directly included in shareholders’ equity under a revaluation reserve.

Asset retirement obligations

Standard No. 27 provides, that upon the initial recognition of property, plant and equipment, the entity shall include in the cost of the asset all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located.

Component depreciation

Standard No. 27 provides that if property, plant and equipment consists of several components with different estimated useful lives, the individual significant components should be depreciated over their individual useful lives.

Standard No. 27 will apply to financial statements for periods beginning on or after January 1, 2007, and will be adopted on a retroactive basis, except for asset retirement obligations for which initial adoption will be in accordance with the provisions of Standard No. 27.

Implementation of Standard No. 27 will not have a material effect on the Company’s results of operations and financial position.

F – 23

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

U.	Effects of new Israeli Accounting Standards not yet adopted (cont’d)

4.	Israeli Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein” (“Standard No. 23”)

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23. Standard No. 23 replaces the main provisions of the Israeli Securities Regulations with regard to (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder). Standard No. 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders’ equity.

Standard No. 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or conversely, transfer of an asset from the entity to the controlling shareholder; the controlling shareholder assuming upon itself a liability of the entity to a third party, all or part, indemnification of the entity by the controlling shareholder in respect of an expense, and the controlling shareholder waiving the entity’s debt to it, all or part; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. Standard No. 23 also provides the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard No. 23 shall apply to transactions between an entity and its controlling shareholder that are executed after January 1, 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect as from the date of it coming into effect.

Implementation of Standard No. 23 is not anticipated to have a material effect on the Company’s results of operations and financial position.

5.	Israeli Accounting Standard No. 30, “Intangible Assets” (“Standard No. 30”)

As of January 1, 2007, the Company has implemented Standard No. 30. The Standard explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, as well as the disclosures that are required. The Standard has been initially implemented retroactively, except as described below. As regards business combinations, the Standard is implemented with respect to business combinations that took place on January 1, 2007 or thereafter, whereas in respect of a research and development project acquired in a business combination that took place before January 1, 2007 and which meets the definition of an intangible asset on the date of acquisition, and was recorded as an expense on the date of acquisition, the entity shall recognize the research and development project in process as an asset on January 1, 2007 and make an allocation of taxes.

F – 24

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

	U.	Effects of new Israeli Accounting Standards not yet adopted (cont’d)

	5.	Israeli Accounting Standard No. 30, “Intangible Assets” (“Standard No. 30”) (cont’d)

A research and development asset shall be recognized in the amount of its value on the date of acquisition less the amortization that would have accumulated from the date of acquisition until December 31, 2006 on the basis of the useful life of the asset, and less any accrued impairment losses. The amount of the adjustment shall be included in the balance of retained earnings as at January 1, 2007.

In accordance with the Standard, the Company will need to reclassified the costs of computer software and capitalized costs with regard to internally developed software, which are not separable from their underlying asset from fixed assets to other assets.

Note 3 –	Acquisitions

The following summarizes significant business acquisitions completed during the reported periods:

Acquisitions Completed in 2006

The 012 Acquisition

As at December 31, 2006, the Company acquired 100% of the outstanding shares of 012 Golden Lines Ltd. (hereinafter “the 012 Acquisition”) for a total cash consideration of approximately NIS 614 million (including NIS 1.1 million of direct acquisition cost, and NIS 15.6 million of expenses related to a foreign currency derivative entered into in respect of the purchase price). The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and March 2007 bearing interest at the rate of 6.5% since the dates the agreements were signed.

On July 25, 2006, the Company signed an agreement for the acquisition of 60% of the issued share capital of 012; the acquisition was subject among other things to the regulatory approval of the Israeli Anti-Trust Commission. On December 20, 2006, an amendment to the aforementioned agreement was executed, according to which the Company acquired an additional 37.72% of the issued share capital of 012. In addition, in December 2006, a share purchase agreement was signed between the Company and a minority interest shareholder in 012 (“Mirabline”) for the purchase of the remaining 2.28% of the issued share capital of 012. The Company also agreed that upon a successful completion of a public offering of 012 Smile Communication Ltd., Mirabline will be entitled to receive additional consideration which will be calculated by multiplying a factor of 1.278% by the amount that the value in the public offering exceeds $200 million.

The acquisition date was determined to be the closing date, December 31, 2006, when all required approvals for the acquisition including the Anti-Trust Commission and all debtors and others were obtained.

F – 25

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 3 –	Acquisitions (cont’d)

Acquisitions Completed in 2006 (cont’d)

The 012 Acquisition (cont’d)

The assets and liabilities of 012 have been appraised for inclusion in the balance sheet based on their fair value as of the date of the acquisition. Long-lived assets such as property and equipment were recorded using the estimate replacement cost fair market value of the assets, which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill.

The allocation process requires an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence for certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

The Company has not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may results in an adjustment of goodwill.

The purchase price allocation for the 012 acquisition is preliminary and is subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill.

F – 26

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 3 –	Acquisitions

Acquisitions Completed in 2006 (cont’d)

The 012 Acquisition (cont’d)

The following table summarizes the preliminary estimated fair values of the 012 assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date.

012

NIS

Assets acquired
Current assets	159,027
Short-term deferred taxes	1,168
Long-term assets	2,951
Assets held for employee severance benefits	9,616
Property and equipment	131,096
ROU of international fiber optic cables	173,219
Intangible assets not subject to amortization
Brand names	90,213
Intangible assets subject to amortization
Customer base	144,557
Licenses	2,332
Goodwill	425,741

Total assets acquired	1,139,920

Liabilities assumed
Current liabilities	456,150
Long-term liabilities	1,365
Deferred tax liabilities	51,512
Provision for employee severance benefits	16,886

Total liabilities assumed	525,913

Net assets acquired	614,007

F – 27

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 3 –	Acquisitions (cont’d)

Acquisitions Completed in 2006 (cont’d)

The 012 Acquisition (cont’d)

The customer base will be amortized over 8-10 years according to the economic benefit expected from those customers each period. Licenses acquired will be amortized over the contractual term of the license (20 years).

Nirshamim Lalimudim Ltd. (“Nirshamim”)

In May 2006, the Company acquired the remaining 50% of the shares of Nirshamim in exchange for consideration of NIS 2,541. Of the purchase price, NIS 2,477 was allocated to goodwill and NIS 64 was allocated to minority interest in combined subsidiaries. Goodwill is not deductible for tax purposes.

Acquisitions Completed in 2005

Nirshamim

In March 2005, the Company acquired 50% of the shares of Nirshamim in exchange for the extension to the entity of a shareholder loan of NIS 150. Nirshamim is an Israeli academic portal servicing the university and the post-university sectors. The acquisition was recorded as follows: NIS 141 was allocated to net assumed liabilities, and NIS 214 was allocated to goodwill. The amortizable intangible assets have useful lives of three years. Goodwill is not deductible for tax purposes.

Acquisitions Completed in 2004

Start Net Ltd. (“Start”)

At the end of 2004, the Company acquired the remaining 50% of the shares of Start, such that the Company holds 100% of Start’s shares. Start owns and operates a portal offering local users access to advanced global internet services.

The total cash purchase price was approximately NIS 1,331. The entire purchase price was allocated to goodwill. Goodwill is not deductible for tax purposes.

Other Acquisitions

In each of the three years ended December 31, 2006 and the three month period ended March 31, 2007, the Company also completed a number of asset acquisitions that are not material and which did not qualify as business combinations.

The purchase price allocations for the acquisitions completed in the year ended December 31, 2006 are preliminary and are subject to revision as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Any change in the fair value of the net assets of the acquired companies will change the amount of the purchase price allocable to goodwill.

F – 28

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 4 –	Cash and Cash Equivalents

The Company holds its available funds in NIS short-term deposits bearing interest rates ranging from 4.36% to 5.33%.

	As at December 31 2006	As at December 31 2005

Israeli shekels	254,675	208,966

US$	65,804	56,522

	320,479	265,488

Note 5 –	Trade Receivables, Net

Trade receivables consist of:

	As at December 31 2006	As at December 31 2005

Open accounts	177,248	54,770
Debit orders and credit cards receivable and other	51,599	20,096

	228,847	74,866

Allowance for doubtful accounts	(8,113)	(6,878)

	220,734	67,988

Changes in the allowance for doubtful accounts were as follows:

Balance as of December 31, 2004		6,843

Additions charged to bad debt expenses		1,104
Write-off charged against the allowance		(997)
Recoveries of amounts previously written off		(72)

Balance as of December 31, 2005		6,878

Additions charged to bad debt expenses		2,085
Write-off charged against the allowance		(766)
Recoveries of amounts previously written off		(84)

Balance as of December 31, 2006		8,113

F – 29

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 6 –	Other Receivables

Other receivables consist of:

	As at December 31 2006	As at December 31 2005

Government authorities	6,830	-
Prepaid expenses	10,564	7,574
Related parties (see Note 19)	2,640	2,540
Other	6,455	2,087

	26,489	12,201

Note 7 –	Investments in Investee Companies

A.	Investments in subsidiaries and proportionately consolidated investee companies consist of the following:

		As at December 31 2006	As at December 31 2005

Cost of shares		355	-
Accumulated losses		(94)	-

		261	-
Loans		91	75

B.	Cost method investments	352	75

Cost of shares		200	200

Note 8 –	Property and Equipment, Net

Property and equipment consists of:

	December 31 2006	December 31 2005

	NIS	NIS

Network equipment and computers	218,422	108,233
Furniture and office equipment	31,208	26,488
Motor vehicles	905	815
Leasehold improvements	27,472	13,554

	278,007	149,090
Less - accumulated depreciation and amortization	(118,315)	(112,868)

	159,692	36,222

F – 30

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 9 –	Other Assets, Net

Consists of:

	December 31 2006	December 31 2005

	NIS	NIS

ROU of international fiber optic cables	296,856	117,797
Licenses for telecommunication services	4,031	1,504
Website development costs	16,649	10,259
Customer relationships	144,859	302
Brand names	90,213	-
Debenture issuance costs	-	8,243
Other	1,465	2,699

	554,073	140,804
Less - accumulated amortization	(36,294)	(25,171)

	517,779	115,633

Note 10 –	Short Term Bank Credit

Composition

The short-term bank credit bears interest at a weighted average rate of 5.8% as of December 31, 2006.

The Company’s credit line is subject to financial covenant that require: (a) the Company maintain a ratio of net debt to EBITDA (operating income before financial expenses, taxes on income, depreciation and amortization) of not more than 2.4 according to the financial statements as at December 31, 2006 and 2.0 according to the combined financial statements as at December 31, 2007 and thereafter; (b) the ratio of EBITDA less capital expenditures will be not more than 4.8 according to the financial statements as at December 31, 2006 and 2.5 according to the financial statements as at December 31, 2007 and thereafter; (c) total finance expenses (including bank credit and shareholders’ investments) and accumulated deficit shall not exceed the amounts based on which the credit lines were granted; and (d) total shareholders’ investments, shareholders’ loans and shareholders’ equity will always be greater than zero.

As of December 31, 2006, the Company was in compliance with its financial covenants and its unutilized line of credit amounted to NIS 44.8 million.

012 committed to the banks from which it received the above line of credit not to record a pledge or lien on any of its assets without the consent of the banks (negative pledge). Total covered credit, as of December 31, 2006, amounts to approximately NIS 290 million.

Subsequent to the balance sheet date, the Company obtained an additional short-term credit facility that was used to pay a portion of the acquisition costs of 012, and issued NIS 425 million of debentures to institutional investors, see Note 22. The amount raised through the issuance of debentures was partially utilized to repay the outstanding short-term bank credit including the outstanding credit line and the remaining payables in respect of the acquisition of 012.

F – 31

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 11 –	Accounts Payable

	As at December 31 2006	As at December 31 2005

Trade payables - open account	90,626	5,788
Trade payables abroad	59,107	2,307
Checks payable	6,047	3,306
Accrued expenses	37,364	9,448

	193,144	20,849

Note 12 –	Other Current Liabilities

Other payables consist of:

	As at December 31 2006	As at December 31 2005

Government authorities	5,038	-
Derivatives financial instruments	3,927	1,045
Employees and payroll accruals	14,813	7,059
Related parties (see Note 19)	2,180	3,842
Liability for vacation and recreation pay	5,251	2,059
Deferred income	4,604	4,016
Accrued interest	6,581	6,679
Other	3,830	222

	46,224	24,922

Note 13 –	Long-Term Loans and Other Long-Term Obligations

Long-term loans and other long-term obligations under capital and operating leases are as follows:

	Interest rate	As at December 31 2006	As at December 31 2005

Long-term financial arrangement (See Note 16) (linked to US$ exchange rate)	*LIBOR +0.5%	14,368	45,310
Less: current maturities		(11,497)	(35,138)

		2,871	10,172

Other long-term loans	PRIME + 0.2%	23,327	30,575
Less: current maturities		(7,177)	(7,177)

		16,150	23,398

Long-term accounts payable		1,365	-

		20,386	33,570

*	The LIBOR rate ranges from 4.8% to 5.3%.

Amortization of assets held under capital leases is included as part of depreciation expenses.

F – 32

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 13 –	Long-Term Loans and Other Long-Term Obligations (cont’d)

Aggregate maturities are as follows:

As at December 31 2006

2007	18,674
2008	10,386
2009	9,468
2010	529

39,058

Note 14 –	Employee Benefits, net

	A.	Liability for Severance Pay, net

The Company’s liability for termination of employer-employee relations is computed according to Israeli Labor Law on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is partially covered by deposits in executive insurance policies at insurance companies.

The Company’s net liabilities disclosed in the balance sheet represents the balance of the liability not funded as above:

	As at December 31 2006	As at December 31 2005

Liability for severance pay	32,149	14,755
Less: amounts funded	(17,305)	(7,249)

	14,844	7,506

The expenses in respect of severance pay for the years ended December 31, 2006, 2005 and 2004 are NIS 3,933, NIS 3,374 and NIS 2,809, respectively.

B.	Share-based payments

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

F – 33

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 15 –	Convertible Debentures

On March 1, 2005, the Company’s Board of Directors resolved to raise capital on the Tel Aviv Stock Exchange (TASE) by means of a public offering to the public in Israel only, by means of a prospectus.

The Offering consisted of 220,000 Debentures (Series A) together with 1,500 Stock Purchase Warrants (Series 1) together with 2,500 Stock Purchase Warrants (Series 2) offered to the public in 100,000 units by way of tender over the percentage of the Debentures’ interest. The interest rate set for the Debentures was 4%.

On March 30, 2005 the Company’s Board of Directors approved the final version of the Company’s prospectus and on April 11, 2005 the Company successfully completed an oversubscribed offering of the aforementioned securities through the Tel Aviv Stock Exchange (TASE).

The securities offered under the Prospectus were as follows:

1.

NIS 220,000 Debentures (Series A) of NIS 1 par value, repayable (principal) in eight equal annual installments on April 1 of each of the years 2008 to 2015 (inclusive), bearing interest per year as was determined in the tender for the Debentures’ interest and linked (principal and interest) to the Israeli Consumer Price Index published on March 15, 2005 for February 2005. The interest will be paid every twelve months, on April 1 of each of the years 2006 to 2015 (inclusive). The Debentures are convertible to ordinary shares on each trading day, until March 16, 2015.

The conversion price will be NIS 40 of Debentures per one ordinary share until March 31, 2008 and NIS 50 of Debentures per one ordinary share from April 1, 2008 until March 31, 2015. Debentures (Series A) not converted into ordinary shares by March 16, 2015 (inclusive) will not be convertible.

2.

1,500 of Stock Purchase Warrants (Series 1), registered in the name of their owners, were exercisable into ordinary shares of NIS 0.01 par value each, on each trading day as of June 1, 2005 until August 15, 2005 (inclusive). The exercise price was NIS 32 per one ordinary share. The Series 1 warrants expired unexercised.

3.

2,500 of Stock Purchase Warrants (Series 2), registered in the name of their owners, are exercisable into ordinary shares of NIS 0.01 par value each, on each trading day as of June 1, 2005 until October 15, 2007 (inclusive), except for the 12th to the 16th day of each month. The exercise price will be NIS 40 per one ordinary share, linked to the Consumer Price Index. Stock Purchase Warrants (Series 2) not exercised into ordinary shares by October 15, 2007 (inclusive) will expire.

The Company attributed the composition of the proceeds from the offering as follows:

	%	NIS thousands

Convertible debentures	96	211,156

Stock Purchase Warrants (Series 1)*	1	1,898

Stock Purchase Warrants (Series 2)*	3	6,946

Total Price Per Unit	100	220,000

*	Presented at NIS 8,588 thousand as part of shareholders’ equity net of issuance costs.

F – 34

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Contingent liabilities

1.

On January 2, 2005, a claim was submitted against 012 and three other companies regarding infringement of patent owned by the plaintiffs alleging breach of duties stipulated by law. The plaintiffs’ demands include payment of reasonable royalties for which the defendants would have been liable had they been granted the license to utilize the patent in scopes that had been infringed upon, punitive damages and all expenses related to the lawsuit, linked to the Israeli CPI and with interest. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice against the providers of the technology seeking indemnification and compensation for any liability that may be imposed in the context of the lawsuit. Similar proceedings have been initiated by the plaintiffs in other countries, including the United Kingdom and the United States, against other telecommunication companies. Some telecommunication companies, including one of the defendants named in the 2005 claim, have settled with the plaintiffs whereas other telecommunication companies have refused to settle and are continuing to litigate. The Company included in its financial statements a provision for the claim which, according to management’s estimation based on the advice of its legal counsel, is sufficient to carry any possible losses from the claim.

2.

On July 3, 2005, Bynet Data Communications Ltd. (“Bynet”) filed a monetary claim with a sum of NIS 4,131 in respect of several arguments which arising from a partnership between the Company and Bynet in connection with a Linking Common Project. On September 7, 2005, the Company submitted a statement of defense together with counterclaim against Bynet in the sum of NIS 2,500. A preliminary sitting is set for July 11, 2007. At this stage the Management can not estimate the prospect of the claim, therefore, no provision was recorded.

3.

During 2002, the Israeli Ministry of Communication requested from 012 payment of royalties on their income from telephone calling cards for the years 1997 – 2000, in the amount of approximately NIS 4.5 million. The Company rejected said request.

During 2006, the Israeli Ministry of Communication forwarded to 012 a request for payment of the royalties, as stated, in the amount of approximately NIS 7.5 million (including interest and linkage increments) as of the date of the request.

In November 2006 012 forwarded to the Ministry of Communication a legal opinion rejecting the request and arguing that 012 is entitled for repayment of excess royalties paid in the same period.

As of the date of approval of the financial statements, a response has not yet been received from the Ministry of Communication.

012 provided a provision for this request in its financial statements. According to Management’s estimate, based on the advice of its legal counsel, the provision is sufficient for any losses that may arise from said request.

F – 35

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Contingent liabilities (cont’d)

4.

In 2003, Bezeq, the Israel Telecommunications Co. Ltd., requested from the Company collection commissions at the rate of 5.72% of its gross income from card-operated public telephones (“the card-operated telephones”), in the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004 Bezeq set off this amount unilaterally from the amounts accruing to the Company.

On January 4, 2006, the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to the Company the amounts set off in respect of this commission, with the addition of interest and linkage increments.

On September 6, 2006, the District Court dismissed Bezeq’s appeal against the Minister of Communication’s decision.

On October 25, 2006, Bezeq appealed the District Court’s decision to the Israeli Supreme Court and submitted a petition to the Supreme Court regarding the Minister of Communication’s decision.

A hearing regarding the appeal on the card operated telephones and regarding the petition was scheduled to for July 2, 2007.

The Company provided a provision for this request in its financial statements. According to Management’s estimate, based on the advice of its legal counsel, the provision is sufficient for any losses that may arise from the said request.

5.

From time to time, claims arising from the normal course of business are brought against the Company. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

B.	Commitments

1.	Royalties commitment

The Company has been granted various licenses from the Ministry of Communication for the provision of international telecommunication services for various periods of 3 month - 20 years until August 2007 and December 2025, respectively. At the end of each of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of five to ten years.

F – 36

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Commitments (cont’d)

1.	Royalties commitment (cont’d)

In September 2004, 012 was granted a special license to conduct a marketing experiment for providing domestic telephony services utilizing VoB technology no more than 8,500 lines and extensions. The original term of the license which was September 30, 2005, was extended until January 31, 2007. In December 2005, the Company was granted a license for the provision of stationary domestic telecommunication services. The license has been granted for a period of 20 years. At the end of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of ten years. During 2006, 012 commenced to provide domestic telecommunication services under the terms of the license, which on January 31, 2007, was amended to also include provision of domestic telecommunication services utilizing VoB technology.

According to the license terms, the Company is obligated to pay royalties to the State of Israel at the rate of 3% of the royalty-bearing income. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, and to 3.5% in 2004 and 2005. In August 2006, the royalty rate was reduced to 3%, retroactively from January 1, 2006 and it will continue to be reduced by 0.5% per year, until reaching a rate of 1%.

The Company and 012 provided the State of Israel with an unconditional bank guarantee of NIS 28.5 million to ensure compliance with the provisions of the licenses. The guarantee will be in effect for a period ending two years after the end of the licenses period, or until the date on which the Company fulfills all of its obligations under the licenses.

2.	Under the terms of the licenses granted to the Company and 012, a minimum shareholders’ equity equal to or in excess of NIS 20-25 million ($4.7-5.9 million) should be maintained.

3.	Right Of Use (ROU) and lease agreement

a.

The Company has signed long-term agreements with two other Israeli long distance carriers, to purchase indefeasible Rights Of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for an additional five year period. The Company is obligated to pay ROU charges for each new international line ordered in respect of each circuit in thirty-six (36) monthly installments. Furthermore, as of the balance sheet date, the Company has a commitment to purchase additional of ROU in the framework of the above agreements in the total amount of approximately NIS 60.2 million during 2007-2012.

012 has also entered into agreements with a service provider for the purchase of an indefeasible ROU for international fiber optic lines until the year 2017 including an extension option of 5 years. The purchase price for each ROU is payable in 29 to 36 monthly payments commencing with the utilization of each cable. Furthermore, as of the balance sheet date, 012 have a commitment to purchase additional rights of use in the framework of the above agreements in the total amount of approximately NIS 42.5 million during 2007-2011.

F – 37

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Commitments (cont’d)

3.	Right Of Use (ROU) and lease agreement (cont’d)

	a.	(cont’d)

The anticipated annual payments for the already utilized ROU as of December 31, 2006 are:

NIS

2007	38,737
2008	26,312
2009	19,950
2010	14,797

99,796

In addition, under the terms of the ROU’s agreements, both the Company and 012 are committed to pay annual maintenance fees during the usage period a total of approximately NIS 18 million per year. All payments under the ROU agreements are linked to the US$.

b.

The Company has entered into various non-cancellable operating lease agreements for premises and motor vehicles. The Company deposited NIS 298 pursuant to the terms of the operating lease agreements and provided a bank guarantee of NIS 1.7 million in respect of certain lease agreements.

The anticipated annual lease payments under non-cancelable operating leases for motor vehicles and premises, as of December 31, 2006 are:

NIS

2007	13,496
2008	10,566
2009	5,226
2010	3,813
2011 and thereafter	5,720

38,821

In accordance with the lease agreement, the Company provided an unconditional bank guarantee of NIS 1.7 million.

F – 38

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Commitments (cont’d)

4.	Effect of new legislation and standards

Bezeq (the Israeli telephone company) pays the Company interconnect fees with respect to calls being made from Bezeq fixed-lines to the Company’s VoB lines. Bezeq has raised the claim that it should not be paying the Company interconnect fees because the Company uses its infrastructure. Although the Ministry of Communications has determined that Bezeq should continue to pay the Company interconnect fees for calls originated from Bezeq fixed-lines to the Company’s lines at the same tariff as the Company pays Bezeq, this determination will be reviewed by the Ministry of Communications in February 2009 and there is no certainty that the Ministry of Communications will not reverse its determination and Bezeq should continue to pay the Company interconnect fees at then current rates or at all.

As a result of an amendment to the Communications Law in March 2005, all telephone operators were required to implement number portability by September 1, 2006. Number portability would permit VoB subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the cellular or landline operators has implemented number portability. A petition has been filed with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry of Communications to show cause for their failure to act immediately in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability. If a reasonable extension to the deadline is not effected or other adequate relief is not granted, the Company may be exposed to sanctions and legal claims, including class action lawsuits by subscribers. On May 24, 2007, the Company was notified by the Ministry of Communications that its failure to implement the number portability program constituted a continued violation of our license, which may require to pay a fine of NIS 2,033 and additional daily fines of NIS 6 beginning May 25, 2007 until implementation of the program. At this stage, management can not estimate the financial outcome of this violation, therefore no provision was recorded.

5.	Commitments in respect of MSN Israel

In October 1999 and in 2000, the Company and Microsoft Corporation (“Microsoft”) entered into agreements (“the MSN Agreements”) for the establishment of MSN Israel Ltd. (“MSN Israel”), a consolidated variable interest subsidiary. The Company and Microsoft hold 50.1% and 49.9% of the shares of MSN Israel, respectively.

F – 39

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Commitments (cont’d)

5.	Commitments in respect of MSN Israel (cont’d)

The main asset of MSN Israel is the properties of the MSN Israel internet portal, MSN.co.il. Under the terms of the MSN Agreements, Microsoft may terminate the MSN Agreements with or without cause upon 60 to 90 days written notice. In the event the agreements are terminated, the Company would be required to remove the MSN Israel portal from the Internet, and to stop using the MSN brand. In such an event, the Company would lose all of the benefits of the association with Microsoft and the Company’s revenue and business would be adversely affected.

MSN Israel’s revenue for the years ended December 31, 2006, 2005 and 2004 were approximately NIS 33,403, NIS 25,158 and NIS 25,168, respectively.

According to the MSN Agreement, the Company is solely obligated to finance the cumulative losses and capital expenditures of MSN Israel. The Company has the right to terminate the agreement in the event that MSN Israel’s cumulative losses are US$ 10 million or more. MSN Israel’s operations were financed mainly by the Parent Company through an inter-company loan. In accordance with the MSN agreement, so long as this loan is outstanding, MSN Israel is obligated to pay Microsoft annual royalties in the amount equal to 17% of its annual income from any source, less direct expenses, including agent’s fees, payments to content suppliers, etc. Balances outstanding as of December 31, 2006 on the inter-company loan in accordance with the MSN Agreement loan were NIS 34,412.

Royalty expenses in respect of the MSN Agreements for the years ended December 31, 2006, 2005 and 2004 approximately NIS 1,116, NIS 824, NIS 584, respectively.

As of December 31, 2006, the Company is unable to forecast the repayment dates of the inter-company loan, as all future payments are contingent upon the operational results of MSN Israel.

6.	Other commitments

a.

The Board of Directors has resolved to indemnify the directors and officers of the Company in respect of damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors’ and officers’ liability insurance.

b.	As at December 31, 2006, the Company has commitments in the amount of NIS 1,523 covering primarily the purchase of communications’ network equipment.

C.	Liens and guarantees

Bank guarantees provided in respect of licenses and lease of office facilities, see B above. In addition, the Company and 012 provided bank guarantees to suppliers in the aggregate amount of NIS 2,186 thousand as of December 31, 2006.

F – 40

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 17 –	Additional Statement of Operations Data

A.	Revenues

Revenues consist of:

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004

Communication	342,506	246,579	184,844
Media	65,853	* 42,191	* 30,872

	408,359	* 288,770	* 215,716

*	Restated as a result of adoption of Standard No. 25 “Revenue Recognition” (see Note 2P).

B.	Cost of revenues

Cost of revenues consists of:

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004

Communication services	165,807	74,506	29,985
Cost of goods sold	17,612	17,001	6,744

	183,419	91,507	36,729

Salaries and related expenses	34,198	34,584	32,440
Depreciation	13,490	13,230	10,683
Other	21,306	* 15,460	* 13,167

	252,413	* 154,781	* 93,019

*	Restated as a result of adoption of Standard No. 25 “Revenue Recognition” (see Note 2P).

F – 41

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 17 –	Additional Statement of Operations Data

C.	Selling and marketing expenses

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004

Advertising and marketing expenses	32,320	*28,628	*40,691
Salaries and related expenses	39,940	40,463	29,200
Depreciation	1,884	2,075	2,091
Other	1,432	769	1,113

	75,576	* 71,935	* 73,095

*	Restated as a result of adoption of Standard No. 25 “Revenue Recognition” (see Note 2P).

D.	General and administrative expenses

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004

Salaries and related expenses	16,674	16,114	13,086
Professional fees	4,327	3,683	3,198
Postal and communication expenses	1,951	1,832	897
Provision for doubtful debts	1,993	1,032	828
Depreciation	1,767	1,905	1,593
Office maintenance and rent	4,659	5,780	3,610
Other	2,586	2,810	1,046

	33,957	33,156	24,258

E.	Financing income (expenses), net

Financing income, net, consists of:

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004

Interest expenses on short-term loans from banks and others	(5,288)	(4,112)	(171)
Exchange rate differentials, net of interest on short-term bank deposits	8,634	9,680	79
Exchange rate differentials, net of interest on long-term loans	1,341	(5,692)	133
Interest on debentures	(11,546)	(15,185)	-
Interest from marketable securities	-	2,687	-
Other, mainly derived from revaluation of trade receivables and trade payables	1,244	3,219	81

	(5,615)	(9,403)	122

F – 42

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 18 –	Income Taxes

A.	Adjustments for inflation

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

(2)

On July 25, 2005, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005” (hereinafter –2005 Amendment). The 2005 Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. The current taxes and the deferred tax balances as of December 31, 2005 and 2006 are calculated in accordance with the tax rates that were in effect after the 2005 Amendment.

C.

Neither the Company nor 012 has received any final tax assessments since incorporation. In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2001 tax year may be regarded as final.

D.	The income tax expenses (benefit) presented in the statement of operations is as follow:

	Year ended December 31

	2006	2005	2004

	NIS	NIS	NIS

Current taxes	1,513	-	-
Deferred taxes	(227)	1,451	(301)

	1,286	1,451	(301)

F – 43

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 18 –	Income Taxes (cont’d)

E.	Reconciliation between the theoretical tax on the pre-tax reported income and the tax expense included in the books

A reconciliation of the theoretical tax expense computed on the pre-tax income at the statutory tax rate and the actual income tax provision is as follows:

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004

Income before income tax as per income statements	27,985	19,732	24,389

Primary tax rate	31%	34%	35%

Tax calculated according to primary tax rate	8,676	6,709	8,536

Increase in tax resulting from:
Non-deductible expenses	318	453	1,053
Change in valuation allowance in respect of deferred taxes	(7,988)	(9,644)	(9,371)
Effect of change in tax rate	-	4,114	-
Other difference	280	(181)	(519)

	(7,390)	(5,258)	(8,837)

Income tax expense (benefit)	1,286	1,451	(301)

F – 44

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 18 –	Income Taxes (cont’d)

F.	Deferred taxes comprise:

	December 31 2006	December 31 2005

	NIS	NIS

Deferred tax assets:
Provision for employee benefits, net	5,205	2,456
Allowance for doubtful debts	4,200	2,090
Tax losses	25,396	28,777
Property and equipment and other assets, net	3,002	-
Other	386	-

Total gross deferred tax assets	38,189	33,323

Valuation allowance	(28,184)	(32,172)

Net deferred tax assets	10,005	1,151

Deferred tax liabilities:
Intangible asset	58,967	-

Total gross deferred tax liability	58,967	-

Net deferred tax assets (liabilities)	(48,962)	1,151

The Group has NIS 97,646 operating loss carryforward. The operating loss carryforward is linked to the Index and has no expiry date.

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

In determining the potential requirement to establish a valuation allowance, the Company has evaluated all positive and negative evidence, including the work plans of the Group’s management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting its future forecasted taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, the Company has recorded a valuation allowance on certain of its deferred tax assets.

F – 45

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 19 –	Related Parties

A.	Related party balances arise from the ordinary course of business and are as follows:

Related parties are comprised of principal shareholders (10% and over of the Company’s share capital) the Company’s management, immediate family members of the aforementioned and subsidiary and affiliated companies of the aforementioned.

The Company conducts transactions with related parties as detailed below. Transactions with related parties are mainly as follows:

(a)	Purchase of office equipment for both self use and promotion and cellular mobile phones from related parties.

(b)	Rental of certain office premises from a related party.

(c)	Advertising through a related party radio station.

Related parties’ balances are presented as follows:

	As at	As at
	December 31	December 31
	2006	2005

Debit balance (Note 6)	2,640	2,540
Credit balance (Note 12)	2,180	3,842

B.	Related party transactions were reflected in the statements of operations as follows:

	As at	As at
	December 31	December 31
	2006	2005

Revenues	1,270	1,498

Cost of revenues -

Communications expenses	24	36
Participation in compensation and other expenses		-
Rental expenses	157	267

Selling and marketing expenses -

Advertising expenses	1,266	1,525

General and administrative expenses

Participation in compensation and other expenses	405	1,028
Acquisition of property and equipment	198	311

F – 46

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 20 –	Segment Reporting

Since the Company is currently reorganizing its business activities into two focused businesses - Communication and Media, a strategic move designed to optimize the efforts of the Company’s specialized management, it has identified two reportable segments -

Communications - provision of Internet services and international telephony services - Internet access, value added services, international telephony, and IT integration.

Media - website content provision, operating portal, search engines, lead-generation, e-Commerce and paid content.

The company reclassified its segment reporting in previous years to present the comparative data according to its new perception.

The company operates in one geographic area, i.e. Israel.

	Year ended December 31, 2006

	Communication(1)	Media(2)	Adjustments	Consolidated

External revenues for the segment	342,506	65,853	-	408,359
Internal revenues for the segment	-	2,871	(2,871)	-

Total revenues for the segment	342,506	68,724	(2,871)	408,359

Income (loss) from operations	34,086	12,327	-	46,413
Financial expenses				(16,834)
Financial income				11,219
Other expenses, net				(12,813)
Company’s share in loss of a investee				(334)
Minority share in losses (income)				(34)
Tax expense				(1,286)

Net income				26,331

Total assets for the segment	1,636,181	62,606	(15,190)	1,683,597

Total liabilities for the segment	1,535,348	81,715	(123,798)	1,493,265

Capital expenditure	18,571	5,719	-	24,110

Depreciation and amortization	27,045	4,133	-	31,178

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

F – 47

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 20 –	Segment Reporting (cont’d)

	Year ended December 31, 2005

	Communication(1)	Media(2)	Adjustments	Consolidated

External revenues for the segment	246,579	* 42,191	-	* 288,770
Internal revenues for the segment	-	7,032	(7,032)	-

Total revenues for the segment	246,579	* 49,223	(7,032)	* 288,770

Income (loss) from operations	20,453	8,443	2	28,898
Financial expenses				(26,027)
Financial income				16,624
Other expenses, net				237
Company’s share in loss of a subsidiary from discontinued operations				-
Tax expense				(1,451)

Net income				18,281

Total assets for the segment	468,423	34,883	(1,288)	502,018

Total liabilities for the segment	344,476	84,602	(75,733)	353,345

Capital expenditure	10,339	5,082	-	15,421

Depreciation and amortization	23,877	3,753	-	27,630

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

* Restated as a result of adoption of Standard No. 25 “Revenue Recognition” (see Note 2P).

F – 48

Internet Gold – Golden Lines Ltd.
Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 20 –	Segment Reporting (cont’d)

	Year ended December 31, 2004

	*Communication(1)	Media (2)	Adjustments	Consolidated

External revenues for the segment	184,844	* 30,872	-	* 215,716
Internal revenues for the segment	-	4,924	(4,924)	-

Total revenues for the segment	184,844	* 35,796	(4,924)	* 215,716

Income (loss) from operations	** 18,428	** 6,918	(2)	25,344
Financial expenses				(5,194)
Financial income				5,316
Other expenses, net				(1,077)
Company’s share in net loss of investees from continued operations				(396)
Company’s share in loss of a subsidiary from discontinued operations				(4,763)
Tax benefit				301

Net income				19,531

Total assets for the segment	269,396	33,288	(2,661)	300,023

Total liabilities for the segment	169,415	89,568	(80,853)	178,130

Capital expenditure	87,535	2,486	-	90,021

Depreciation and amortization	19,519	2,337	-	21,856

(1)

Communication - Offering a wide range of Internet access and Internet services and selling products to the subscribers through a variety of online shopping and transactional opportunities and a wide range of International telephony services.

(2)	Media - Internet Portals offers electronic advertising media.
Selling Internet content such as electronic newspaper, radio and other related media contents.
An e-commerce activity which enables the user to make transactions through the Internet.

*	Restated. As a result of adoption of new standard, (see Note 2(P)).

**	Reclassified

F – 49

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

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

U.S. GAAP does not provide for recognition of the effects of price level changes and accordingly, the effects of such changes are generally excluded from amounts determined in conformity with US GAAP. However, in accordance with the guidance of the US Securities and Exchange Commission with respect to the reporting requirements of foreign issuers. This difference between Israeli GAAP and US GAAP is not included in this reconciliation to US GAAP.

2.	Severance pay

Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2006 and 2005, such funded amounts were NIS 7,249 and NIS 6,231 respectively.

3.	Goodwill impairment

According to Israeli GAAP as prescribed in Accounting Standard 15, the Company wrote down a customer list to its recoverable value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life.

In the past, the Company termed this asset as goodwill since there was no distinction between the titles. As at December 31, 2006, this customer list was fully amortized.

Under U.S. GAAP, the Company cannot reclassify intangible assets derived from acquisitions unless it meets certain criteria stipulated in EITF D-100. Since this asset is considered to be goodwill under U.S. GAAP it was fully written off, after applying the impairment test that is prescribed in FAS142. In accordance with the said test that was applied on June 30, 2002 the Company identified that the reporting unit to which the goodwill was attributed was impaired. When the Company applied the second step of the impairment test and determined that the implied fair value of the goodwill was zero since the Company had to attribute fair value to the customer list that was not previously recorded.

4.	Changes in exchange rates

According to Israeli GAAP, the effects of changes in exchange rates in cash are reflected as cash flows from operating activities in the statement of cash flows.

Under U.S. GAAP, the effect of changes in exchange rates on cash are presented separately in the statement of cash flows.

F – 50

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

A.	(cont’d)

5.	Acquiring Assets by Assuming Directly Related Liabilities

According to Israeli GAAP, acquiring assets by assuming directly related liabilities is usually reflected in the statement of cash flows as cash flows from financing activities as against investing activities from the acquisition of the fixed assets - financed by the lease.

Under U.S. GAAP, as prescribed by SFAS 95 “Statement of Cash Flows”, the above mentioned items are reflected as non-cash financing activities.

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

The Company, according to Israeli GAAP as prescribed in Opinion No. 57 of the Institute of Certified Public Accountants in Israel, treated the investment in its affiliated company GT as a subsidiary until December 31, 2001. For the years ended December 31, 2002 through December 31, 2003, the Company accounted for its investment under the equity method. The Company has consolidated GT as of December 31, 2004.

Under the provisions of FIN 46R, the Company was required to consolidate GT for the years 2002 and 2003.

7.	Employee stock option plan - 1999

Under US GAAP, in accordance with the Accounting Principles Board (hereinafter - APB”) No. 25, recording of compensation expense is required over the vesting period. Under the provisions of APB-25, based on the initial public offering price of US$ 12 per share, aggregate compensation expense is approximately NIS 2,666. As of December 31, 2004 the option expired according to the 1999 plan provisions.

F – 51

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

A.	(cont’d)

8.	Staff Accounting Bulletin No. 108

The Company’s previous accounting policy with regards to quantification and evaluation of misstatements was from an income statement approach.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 addresses the process and diversity in practice of quantifying financial misstatements resulting in the potential build-up of improper amounts on the balance sheet. The SEC Staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. Adjustments made under this pronouncement are reflected in the opening balance of shareholders’ equity in the year of adoption. The SAB allows for the adjustment to be made through a cumulative effect transition. SAB 108 is applied for the year ended December 31, 2006.

The Company assessed the impact of SAB 108 on its consolidated financial statements, and has determined that errors relating to its US GAAP reporting in respect of foreign currency embedded derivatives which were deemed to be immaterial under the Company’s previous method for evaluating uncorrected misstatements, were material in 2006 under the dual method provisions of SAB 108. The previous uncorrected misstatements resulted from not identifying and separating embedded derivatives from the host contracts. In accordance with SAB 108, the Company has adjusted its opening accumulated deficit as at January 1, 2006 with respect to the recognition of these foreign currency embedded derivatives that were not previously recorded at the amount of NIS 1,827 thousand and recorded these derivatives as short-term investment on the balance sheet.

9.	Embedded Derivatives

The Company enters into commercial contracts (mainly operating leases of premises) in which a foreign currency derivative instrument is “embedded” within the contract.

Under Israeli GAAP no separation of embedded derivatives is required.

Under the US GAAP, an embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand- alone instrument with the same terms would qualify as a derivative instrument. The embedded foreign currency derivatives are marked to market each reporting period against net income.

10.	Convertible debentures

Under Israeli GAAP, starting January 1, 2006, convertible debentures net of issuance costs are separated into liability and equity components according to the requirement of IASB Accounting Standard No. 22.

Under US GAAP, separating convertible debentures into liability and equity components is not appropriate, and debenture issuance expenses are presented as a deferred asset and are amortized as interest expense under the effective interest method over the term of the debenture.

F – 52

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

A.	(cont’d)

11.	Freestanding derivatives

During 2006, the Company has designated certain derivatives as hedges under Israeli GAAP in respect of the US dollar linked payments of the 012 Acquisition purchase price. Under Israeli GAAP, changes in the fair value of these derivatives were included as part of the acquisition price of 012.

Under US GAAP these hedges do not qualify for hedge accounting, and as such, changes in the fair value of these derivatives was recorded as an expense within financial expenses in the statement of operations.

B.	The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statements.

The following is summary of the significant adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of Israeli GAAP.

1.	Consolidated Balance Sheets

	December 31, 2006			December 31, 2005

	Israeli GAAP	GAAP reconciliation	U.S. GAAP	Israeli GAAP	GAAP reconciliation	U.S. GAAP

	NIS			NIS

Current assets
Cash and cash equivalents	320,479	-	320,479	265,488	-	265,488
Short-term investment (A8)	883	1,686	2,569	804	-	804
Trade receivables, net	220,734	-	220,734	67,988	-	67,988
Other receivables	26,489	-	26,489	12,201	-	12,201
Deferred taxes	2,393	-	2,393	1,111	-	1,111

Total current assets	570,978	1,686	572,664	347,592	-	347,592

Investments
Long-term receivables	2,951	-	2,951	-	-	-
Investments in investee companies	552	-	552	275	-	275
Deferred taxes	157	-	157	40	-	40

	3,660	-	3,660	315	-	315

Restricted assets for employee termination benefits (A2)	-	17,305	17,305	-	7,249	7,249

Property and equipment, net	159,692	-	159,692	36,222	-	36,222

Other assets , net (A10)	517,779	4,935	522,714	115,633	(700)	114,933

Goodwill	431,488	(15,586)	415,902	2,256	-	2,256

Total assets	1,683,597	8,340	1,691,937	502,018	6,549	508,567

F – 53

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

B.	The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont’d)

1.	Consolidated Balance Sheets (cont’d)

	December 31, 2006			December 31, 2005

	Israeli GAAP	GAAP reconciliation	U.S. GAAP	Israeli GAAP	GAAP reconciliation	U.S. GAAP

	NIS			NIS

Liabilities
Current liabilities
Short-term bank credit	364,862	-	364,862	12,684	-	12,684
Current maturities of long-term obligations	18,674	-	18,674	42,315	-	42,315
Accounts payable	193,144	(158)	192,986	20,849	-	20,849
Payables in respect of 012 acquisition	584,621	-	584,621
Other current liabilities	46,224	-	46,224	24,922	-	24,922

Total current liabilities	1,207,525	(158)	1,207,367	93,593	-	93,593

Long-term liabilities
Long-term loans and other long-term obligations	20,386	-	20,386	33,570	-	33,570
Convertible debentures (A10)	198,998	13,989	212,987	218,676	-	218,676
Liability for severance pay (A2)	14,844	17,305	32,149	7,506	7,249	14,755
Deferred taxes	51,512	-	51,512	-	-	-

Total long-term liabilities	285,740	31,294	317,034	259,752	7,249	267,001

Minority interest	89	-	89	-	-	-

Shareholders’ equity
Ordinary shares, NIS 0.01 par value (501,000,000 shares authorized; 18,431,500 shares issued and fully paid as at December 31, 2004)	199	-	199	197	-	197
Additional paid in capital (A7) (A10)	223,424	(6,011)	217,413	216,864	2,666	219,530
Issuance of warrants	15,352	-	15,352	6,675	-	6,675
Capital reserve from purchase of investee company from a related party (A6)	(15,709)	18,379	2,670	(15,709)	18,379	2,670
Accumulated deficit (A8)	(33,023)	(35,164)	(68,187)	(59,354)	(21,745)	(81,099)

Total shareholders’ equity	190,243	(22,796)	167,447	148,673	(700)	147,973

Total liabilities and shareholders’ equity	1,683,597	8,340	1,691,937	502,018	6,549	508,567

F – 54

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

B.	The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statements (cont’d)

2.	Consolidated Statement of operations

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004

	NIS

Net income from continued operations according to Israeli GAAP	26,331	18,281	24,294
Freestanding derivatives (A11)	(15,585)	-	-

Amortization of customer list (A3)		-	3,280

Application of FIN 46R (A6)	-	-	(308)

Application of APB 25 (A8)	-	-	(102)

Embedded derivatives (A9)	18	-	-

Convertible debenture (A10)	321

Net income from continued operations according to U.S. GAAP	11,085	18,281	27,164

Loss from discontinued operations according to U.S. GAAP	-	-	(6,588)

Net income in accordance with U.S. GAAP	11,085	18,281	20,576

Basic and diluted net income from continued operations per share (in NIS) in accordance with U.S. GAAP	0.60	0.99	1.47

Basic and diluted net loss from discontinued operations per share (in NIS) in accordance with U.S. GAAP	-	-	(0.36)

Basic and diluted net income (loss) per share (in NIS) in accordance with U.S. GAAP	0.60	0.99	1.11

F – 55

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 21 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

B.	The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statements (cont’d)

3.	Condensed Consolidated Cash Flows Statement

	Year ended December 31 2006	Year ended December 31 2005	Year ended December 31 2004

	NIS

Net cash provided by continuing operating activities under Israel GAAP	78,355	39,797	38,185
Applying FIN 46R (A6)	-	-	24,580
Derivatives instruments	(15,585)	-	-
Changes in exchange rates	3,527	(4,066)	1,270
Proceeds from short-term investment, net	284	2,492	-

Net cash provided by continuing operating activities according to U.S. GAAP	66,581	38,223	64,035

Discontinued operations
Net cash provided by (used in) discontinued operations according to U.S. GAAP	-	4,696	(4,696)

Net cash provided by operating activities according to U.S. GAAP	66,581	42,919	59,339

Net cash (used) in investment activities under Israeli GAAP	(56,110)	(18,090)	(117,665)
Derivatives instruments	15,585
Acquiring assets by assuming directly related liabilities (A5)	(36,474)	(40,870)	39,177
Proceeds from short-term investment, net	(284)	(2,492)	-
Applying FIN 46R (A6)	-	-	10,627

Net cash used in investment activities according to U.S. GAAP	(77,283)	(61,452)	(67,861)

Net cash provided by financing activities under Israeli GAAP	32,746	165,166	73,226
Acquiring assets by assuming directly derivatives (A5)	36,474	40,870	(39,177)
Applying FIN 46R (A6)	-	-	(30,521)

Net cash provided by continued financing activities according to U.S. GAAP	69,220	206,036	3,528

Changes in exchange rates (A4)	(3,527)	4,066	(1,270)

Changes in cash and cash equivalents under Israeli GAAP	54,991	189,851	(6,254)

Changes in cash and cash equivalents according to U.S. GAAP	54,991	189,581	(6,254)

The Company paid NIS 3,323 NIS 273 and NIS 323 in interest in 2006, 2005 and 2004, respectively.

F – 56

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 22 –	Subsequent Events

During the period of March to May 2007, the Company’s 012 Smile Communications Ltd. subsidiary issued a total of NIS 425 million Series A debentures to institutional investors at par value. The debentures together with the accrued interest are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The debentures bear annual interest at the rate of 5.85%, which will decrease after the debentures will be listed for trading in the Tel Aviv Stock Exchange, to an annual interest that will be no higher than 4.75% and no lower than 4.25%, according to the rate determined in a tender.

The debentures have the following terms:

-

012 Smile Communications is entitled to increase the series of the debentures and to issue additional series at the same terms, providing that this does not cause the credit rating of the outstanding debentures to decrease below the rating prior to the issuance.

-	012 Smile Communications is prohibited from creating any liens on its assets of the Company without the prior approval of the general meeting of the debentures holders.

-

012 Smile Communications will not repay any shareholders’ loans or any part of them for as long as the ratio of net debt (without the shareholders’ loans) to EBITDA (operating income before financial expenses, taxes on income, depreciation and amortization) is more than two for the last four quarters.

-

012 Smile Communications is entitled to make an early redemption of the debentures, in whole or in part, in the last two weeks of each quarter. The amount payable will be the higher of: the principal plus accrued interest and linkage differences as at that date; or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%.

-

The debentures holders are entitled to demand the immediate redemption of the debentures or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in the following events:

	a.	The winding-up, dissolution or liquidation of 012 Smile Communications.

	b.	Non-payment by 012 Smile Communications of the amounts required according to the terms of the debentures.

	c.	A foreclosure is imposed on 012 Smile Communications principal assets.

	d.	Breach of a material provision of the debentures.

As of the date of these financial statements 012 Smile Communications was in compliance with all the financial covenants.

F – 57

Internet Gold – Golden Lines Ltd.
Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 22 –	Subsequent Events (cont’d)

In addition, according to the terms of the debentures until the listing of the debentures for trading:

-

The holders of the debentures are entitled to demand the immediate redemption or is obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in each of the following events:

	a.	The debentures are awarded a credit rating lower than “A1”.

	b.	Eurocom Communications – is no longer the controlling shareholder of IGLD.

-	A repayment of another series of debentures of a material amount also constitutes a right for immediate redemption for the holders of the debentures.

-

If the series is not listed for trading on the Tel Aviv Stock Exchange prior to December 5, 2007 the holders of the debentures will be entitled to demand the immediate redemption of the debentures regardless of the above.

Eurocom Communications, the controlling shareholder of the Company, has provided 012 Smile Communications with a commitment to provide, directly or indirectly, a substitute financing instrument for a period of not less than 12 months and a day, in the event that a demand for a repayment of any of the debentures is made prior to the listing for trade on the Tel Aviv Stock Exchange.

F – 58

Subsidiaries held directly and indirectly by the Company

	Equity	Control

	As at December 31, 2006

012 Smile.Communications Ltd. (formerly “Gold Trade Ltd.”)	100%	100%

012 Telecom Ltd.	100%	100%

Hype Active Media Ltd.	52%	52%

Internet Gold International Ltd.	100%	100%

IG Vest Ltd.*	100%	100%

Nirshamim Lalimudim	100%	100%

MSN Israel Ltd.	50.1%	50.1%

Seret – The Israeli Movies Portal Ltd.	51%	51%

Smile.Media Ltd. (formerly “Gold Mind Ltd.)	100%	100%

Start Net Ltd.	100%	100%

The Money Interactive Ltd.	100%	100%

Yahala Internet Solutions Ltd.	51%	51%

*        Inactive

F – 59

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNET GOLD - GOLDEN LINES LTD. By: /s/ Eli Holtzman —————————————— Eli Holtzman Chief Executive Officer

By: /s/ Doron Turgeman —————————————— Doron Turgeman Deputy Chief Executive Officer, Chief Financial Officer and Vice President Finance

Dated: July 10, 2007