Form 20-F
period 2007-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2008-06-30
CIK 1090159

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

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
Ordinary Shares, par value NIS 0.01 per share…………… 23,372,953
(as of December 31, 2007)

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
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(i)

(ii)

INTRODUCTION

          We are a leading communications and interactive media group in Israel with two principal operating activities. Our company’s subsdiaries are 012 Smile.Communications Ltd. and Smile.Media Ltd.

          012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. 012 Smile.Communications’ broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. Its traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, 012 Smile.Communications continually focuses on introducing new broadband services that allow it to expand its penetration into the communication market segments in which it currently operates, as well as access new market segments such as the large Israeli local telephony and mobile markets. 012 Smile.Communications has frequently been a leader in introducing new and innovative services and is the first company in Israel to provide VoB services and is the first to be granted a license to provide WiMAX-based services on a trial basis. 012 Smile.Communications offers its services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel. As of December 31, 2007, 012 Smile.Communications provided services to approximately 1,041,000 registered household customers and approximately 78,000 registered business customers. 012 Smile.Communications’ enterprise customer base consists of many of Israel’s leading companies, including 75 of the 100 largest companies in Israel which includes the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

          On December 31, 2006, 012 Smile.Communications acquired one of its principal competitors, 012 Golden Lines. We believe that the acquisition of 012 Golden Lines provides 012 Smile.Communications with the size and scale of operations necessary to effectively compete in its markets and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, 012 Smile.Communications is now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services.

          Since 012 Smile.Communications’ initial public offering in October 2007, its ordinary shares have been listed on the NASDAQ Global Market (symbol:SMLC) and on the Tel Aviv Stock Exchange, or TASE. We currently own 72.44% of the ordinary shares of 012 Smile.Communications.

          Smile.Media is a leading diversified Internet media company in Israel and its internet properties, which include MSN Israel, are among the most recognized and highly trafficked websites in Israel. As of March 31, 2008, Smile.Media had 18 Internet properties in its network, consisting of 13 online content websites and five eCommerce websites. Smile.Media also markets nine paid content or subscription services as part of its eCommerce business. In addition, it has exclusive rights to market advertising on a website owned by a third party.

           Our shares are listed on the NASDAQ Global Market and on the TASE. As used in this annual report, the terms “we,” “us” and “our” mean Internet Gold - Golden Lines Ltd. and its subsidiaries, 012 Smile.Communications means 012 Smile.Communications Ltd. and Smile.Media means Smile.Media Ltd. unless otherwise indicated.

          We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, we are eligible to file this annual report pursuant to Section 13 of the Securities Exchange Act of 1934 Act on Form 20-F and to file interim reports on Form 6-K.

          Our historical consolidated financial statements have been prepared in accordance with generally accepted accounting policies in the Israel, or Israeli GAAP and our functional currency is the New Israeli Shekel, or NIS. Effective as of January 1, 2008, we prepare our consolidated financial statements in accordance with generally accepted accounting policies in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

          “Smile” 012 and 012Mobile logos are registered trademarks in Israel. Smile.Media, Smile.Communications and GPG Network (an interactive advertising network owned by Smile.Media) activities are registered service marks in Israel. All other registered trademarks appearing in this annual report are owned by their holders.

          We and our subsidiaries currently hold numerous Internet domain names, including the following: “012.co.il”, “012.net”, “012.net.il”, “012bill.net”, “012biz.net”, “012code.co.il”, “012fax.net”, “012fun.net”, “012mail.net”, “012mobile.com”, “012mobile.net”, “012mobile.org”, “012smile.biz”, “012smile.co.il”, “012smile.com”, “012smile.mobi”, “012smile.net”, “012smile.net.il”, “012smilecommunication.biz”, “012-smilecommunication.biz”, “012smilecommunication.com”, “012-smilecommunication.com”, “012smile-communication.com”, “012smilecommunication.info”, “012-smilecommunication.info”, “012smilecommunication.mobi”, “012-smilecommunication.mobi”, “012smilecommunication.net”, “012-smilecommunication.net”, “012smilecommunication.org”, “012-smilecommunication.org”, “012smilecommunications.biz”, “012-smilecommunications.biz”, “012smile-communications.com”, “012smilecommunications.com”, “012-smilecommunications.com”, “012smilecommunications.info”, “012-smilecommunications.info”, “012smilecommunications.mobi”, “012-smilecommunications.mobi”, “012smilecommunications.net”, “012-smilecommunications.net”, “012smilecommunications.org”, “012-smilecommunications.org”, “012sms.co.il”, “012sms.net”, “012sms.net.il”, “012webcam.net”, “015.net.il”, “015.co.il”, “072.net.il”, “072web.net”, “aquanet.co.il”, “casino.net.il”, “diamond012.com”, “doctor.net.il”, “gold.net.il”, “golden-lines.co.il”, “golden-lines.net.il”, “goldenline.net.il”, “goldenlines.co.il”, “goldenlines.net.il”, “goldtrade.co.il”, “htceoforum.co.il”, “igld.biz”, “igld.co.il”, “igld.com”, “igld.mobi”, “igld.net”, “index-limudim.co.il”, “index-limudim.com”, “inter.net.il”, “internet-zahav.net” “internettv.co.il”, “israel-plus.tv”, “ktantanim.co.il”, “limodim.us”, “limudim.info”, “limudim.org.il”, “limudim.us”, “lomdim.info”, “lomdim.net”, “lomdim.us”, “lotto.net.il”, “nirsamim.co.il”, “nirsamim.com”, “nirsamim.us”, “nirshamim.co.il”, “nirshamim.com”, “nirshamim.us”, “nirshmim.co.il”, “nirshmim.com”, “nirshmim.us”, “nolad3.co.il”, “mail.net.il”, “messenger.co.il”, “messenger.org.il”, “mnenia.co.il”, “mnenya.co.il”, “p1000.co.il”, “p1000.ru”, “p1000service.co.il”, “p2000.co.il”, “smile.co.il”, “smile.net.il”, “smile-media.co.il”, “smile-media.net”, “smile-net.co.il”, “smile-tv.co.il”, “smile012.biz”, “smile012.co.il”, “smile012.com”, “smile012.mobi”, “smile012.net”, “smile012.net.il”, “smile012communication.com”, “smile012communications.com”, “smilebiz.co.il”, “smilemail.net.il”, “smilemedia.co.il”, “smilemedia.net”, “smileshops.co.il”, “start.co.il”, “studies-us.com”, “studies-us.info”, “studies- usa.com”, “studies-usa.info”, “usa-studies.com”, “vgames.co.il”, “vgamers.co.il”, “Yahala.co.il”, “zahav.net.il”, “zahav.ru”, “zahav015.co.il”, “zahav015.net.il”, and have the right to use the domain names “msn.co.il,” and “hotmail.co.il.” Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

          Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.”Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information - Risk Factors.”

(iv)

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

          The following selected consolidated financial data for and as of the five years ended December 31, 2007 are derived from our audited consolidated financial statements which have been prepared in accordance with Israeli GAAP. Israeli GAAP differs in certain significant respects from U.S. GAAP, as described in Note 23 to the financial statements.

          The selected consolidated financial data as of December 31, 2007 and 2006 and for the three years ended December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements and notes included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from audited consolidated financial statements not included in this annual report.

          The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

          The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2007 (NIS 3.846 = $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars.

          In 2007, we completed an internal restructuring transferring all of our broadband data and traditional voice services to our wholly-owned subsidiary, 012 Smile.Communications, and our Internet media activity to our wholly-owned subsidiary, Smile.Media. On December 31, 2006, our wholly owned subsidiary Smile.Communications Ltd. acquired 012 Golden Lines Ltd., a privately held communications company that was one of its principal competitors in Israel and in 2007 we renamed Smile.Communications Ltd. 012 Smile.Communications. As a result of this acquisition, 012 Smile.Communications is now one of the three largest providers of broadband Internet access and international telephony services in Israel.

          In conformance with U.S. and Israeli generally accepted accounting principles, or GAAP, we included the assets and liabilities of 012 Golden Lines in our consolidated financial statements as of December 31, 2006 and included its operating results starting January 1, 2007.

Consolidated Statement of Operations Data:

	Convenience Translation into Dollars

	Year Ended December 31,

	2007	2007	2006	2005	2004	2003

	(In thousands, except share and per share data)
Israeli GAAP:
Revenues:
Communications	286,832	1,103,157	342,506	246,579	184,844	157,892

Media	18,926	72,789	65,853	42,191	30,872	19,164

Total revenues	305,758	1,175,946	408,359	288,770	215,716	177,056
Operating expenses:
Cost of revenues	208,605	802,296	252,413	154,781	93,019	90,285
Selling and marketing	45,827	176,250	75,576	71,935	73,095	41,393
General and administrative	18,160	69,843	33,957	33,156	24,258	21,908
Impairment and other charges	2,713	10,433	10,187	-	-	-

Total operating expenses	275,305	1,058,822	372,133	259,872	190,372	153,586
Operating income	30,453	117,124	36,226	28,898	25,344	23,470
Financial income (expenses), net	(14,298)	(57,412)	(5,615)	(9,403)	122	(3,235)
Other income (expenses), net	(1,080)	(4,153)	(2,626)	237	(1,077)	(2,592)
Gain from issuance of shares in a subsidiary	30,197	116,136	-	-	-	-

Income from continuing operations	44,642	171,695	27,985	19,732	24,389	17,643
Income tax (benefits) expenses, net	5,299	20,382	1,286	1,451	(301)	(1,935)

Income after income tax	39,343	151,313	26,699	18,281	24,690	19,578
Minority share in income	(329)	(1,267)	(34)	-	-	-
Company’s share in net loss of investees from continued operations	-	-	(334)	-	(396)	(1,538)

Income from continued operations	39,014	150,046	26,331	18,281	24,294	18,040

Company’s share in loss of investees from discontinued operations	-	-	-	-	(4,763)	(3,737)

Net income	39,014	150,046	26,331	18,281	19,531	14,303

Earnings per ordinary share - basic
Net income per share from continued operations	1.80	6.94	1.43	0.99	1.32	0.98
Net loss per share from discontinued operations	-	-	-	-	(0.26)	(0.20)

	1.80	6.94	1.43	0.99	1.06	0.78

Weighted average number of shares used in the calculation	21,617	21,617	18,438	18,432	18,432	18,432

Earnings per ordinary share - diluted

Net income per share from continued operations	1.68	6.48	1.43	0.99	1.32	0.98

Net loss per share from discontinued operations	-	-	-	-	(0.26)	(0.20)

	1.68	6.48	1.43	0.99	1.06	0.78

Weighted average number of shares used in the calculation	24,795	24,795	18,438	18,432	18,432	18,432

U.S. GAAP:
Net income from continued operations	32,246	124,018	11,085	18,281	27,164	18,874
Net loss - discontinued operations	-	-	-	-	(6,588)	(6,803)
Net income	32,246	124,018	11,085	18,281	20,576	12,071

Consolidated Balance Sheets Data:

	Convenience Translation into Dollars
	As at December 31,

	2007	2007	2006	2005	2004	2003

	(In thousands)
Israeli GAAP:

Total assets	554,656	2,133,206	1,683,597	502,018	300,023	214,004

Working capital (deficiency)	160,969	619,088	(636,547)	253,999	41,714	76,256

Total liabilities	416,777	1,602,924	1,493,354	353,345	178,130	95,933
Total shareholders’ equity	137,879	530,282	190,243	148,673	121,893	118,071

U.S. GAAP

Total assets	559,434	2,151,583	1,691,937	508,567	305,554	244,682
Total shareholders’ equity	126,310	485,787	167,447	147,973	121,193	104,430

Exchange Rate Information

          The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for dollars, expressed in NIS per one dollar. The representative rate is the average between the buying rate and the selling rate of exchange. We do not use such rates in the preparation of our consolidated financial statements included elsewhere herein. See Note 2D to the consolidated financial statements included elsewhere in this Form 20-F.

Period	Average (1)	High	Low	At Period End

Year ended December 31, 2003	4.545	4.924	4.283	4.379
Year ended December 31, 2004	4.478	4.634	4.308	4.308
Year ended December 31, 2005	4.484	4.741	4.299	4.603
Year ended December 31, 2006	4.453	4.725	4.176	4.225
Year ended December 31, 2007	4.110	4.342	3.830	3.846

(1) Calculated based on the average of the representative rates on the last business day of each month during the relevant period.

Period	High	Low

November 2007	3.969	3.830
December 2007	4.008	3.841
January 2008	3.861	3.625
February 2008	3.655	3.578
March 2008	3.656	3.377
April 2008	3.640	3.425
May 2008	3.461	3.233

          On June 23, 2008, the representative rate of exchange was NIS 3.373 = $1.00, as published by the Bank of Israel.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Internet Gold Generally

We have experienced significant growth, which may be difficult to sustain and has placed a significant strain on our resources, and we may not be able to successfully implement our growth strategy, which could adversely affect our ability to continue to grow or sustain our revenues and profitability.

          As part of our growth strategy, we acquired 012 Golden Lines on December 31, 2006. Since then, our total assets grew from approximately NIS 1.7 billion as at December 31, 2006 to NIS 2.1 billion ($555.6 million) as at December 31, 2007, and our revenues grew from NIS 408.4 million for the year ended December 31, 2006 to NIS 1.2 billion ($306.8 million) for the year ended December 31, 2007. We experienced significant growth prior to the acquisition of 012 Golden Lines, as our revenues grew to NIS 408.4 million ($106.2 million) for the year ended December 31, 2006 from NIS 288.8 million for the year ended December 31, 2005. Our organic growth and the acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on our management as well as our operational, administrative and financial resources and our internal controls. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding customer base and is expected to continue to grow as we expand our business. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could affect our ability to generate revenues, control expenses and sustain or increase our profitability.

We do not expect to sustain our recent revenue growth rate, which may reduce our share price.

          Our revenues increased at a compound annual growth rate, or CAGR, of 61% from NIS 177.1 million for the year ended December 31, 2003 to NIS 1.2 billion ($306.8 million) for the year ended December 31, 2007. We do not expect to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth. If we are unable to maintain adequate revenue growth, we may not have sufficient resources to execute our business objectives and our share price may decline. You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing communication services provider.

If we do not successfully continue to develop our brands, we may be unable to attract enough customers to our services to maintain or increase our market share.

          We believe that we must maintain and strengthen awareness of our 012 Smile.Communications and Smile.Media brands. If we do not successfully continue to develop our brands, we may be unable to attract additional customers and increase our market share. Brand recognition may become even more important in the future if competition increases in the communications market. We intend to continue to pursue a brand-enhancement strategy, which may include mass market and multimedia advertising, promotional programs, public relations activities and joint marketing programs. These initiatives will involve significant expenses. If our brand enhancement strategy is unsuccessful, we may not be able to attract additional customers, our sales and marketing expenses may never be recovered and we may be unable to increase future revenues.

We are reliant on our management team and a loss of any key member of our management could have an adverse effect on our future.

          Our future development is dependent upon our present and prospective management team, including our chief executive officer, Eli Holtzman, who also serves as chief executive officer of Smile.Media and vice chairman of 012 Smile.Communications, Doron Turgeman, our chief financial officer who also serves as deputy chief executive officer and chief financial officer of Smile.Media, Stella Handler, the chief executive officer of 012 Smile.Communications, and Doron Ilan, the chief financial officer and vice president finance of 012 Smile.Communications. We do not have “key person” life insurance policies covering any of our officers or employees. The loss of any key member of our management for any reason may have an adverse effect on our future. Our success depends on our ability to attract and retain highly qualified key management and employees. Competition for highly-skilled engineers and managers is intense in the industry in which we operate, and there can be no assurance that we will be successful in attracting, assimilating or retaining qualified engineers and project mangers to fulfill our current or future needs. This could adversely impact our results of operations or financial performance.

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

          The market price of our ordinary shares has been subject to significant price movements and could be subject to wide fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	changes in market valuations of other communications companies;

•	announcements of technological innovations or new services by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	additions or departures of key personnel;

•	future sales of our ordinary shares; and

•	stock market price and volume fluctuations.

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

          Eurocom Communications Ltd., our controlling shareholder, may sell all or part of the ordinary shares of our company that it owns or distribute those shares to its shareholders, including pursuant to demand registration rights described elsewhere in this annual report. Sales or distributions by Eurocom Communications of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices for our ordinary shares. Eurocom Communications is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any of our ordinary shares. Consequently, we cannot assure you that Eurocom Communications will maintain its ownership of our ordinary shares.

We may be unable to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

          The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with our Annual Report on Form 20-F for the year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We identified a material weakness in our assessments of our internal controls over financial reporting with respect to certain spreadsheets utilized in the period-end financial reporting process and initiated remediation of this deficiency. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

          As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As an Israeli company listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders and quorum at shareholders’ meetings. In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

Risks Related to 012 Smile.Communications

012 Smile.Communications has experienced significant growth, which has placed a substantial strain on our resources. The failure to successfully implement our growth strategy could adversely affect our ability to continue to grow or sustain 012 Smile.Communications’ revenues and profitability.

          As part of our growth strategy, 012 Smile.Communications acquired one of our principal competitors, 012 Golden Lines on December 31, 2006. 012 Smile.Communications’ total assets increased to NIS 1.6 billion ($404.0 million) as at December 31, 2007 from NIS 223.4 million as at December 31, 2006, and its revenues increased to NIS 1.1 billion ($286.7 million) for the year ended December 31, 2007 from NIS 343.1 million for the year ended December 31, 2006, primarily due to the acquisition of 012 Golden Lines at December 31, 2006. 012 Smile.Communications experienced significant growth prior to the acquisition of 012 Golden Lines, as its revenues increased to NIS 343.1 million for the year ended December 31, 2006 from NIS 244.4 million for the year ended December 31, 2005. The organic growth of 012 Smile.Communications and the acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on 012 Smile.Communications’ management as well as its operational, administrative and financial resources and its internal controls. The demand on 012 Smile.Communications’ network infrastructure, technical and customer support staff and other resources has grown with its expanding customer base and is expected to continue to grow as 012 Smile.Communications expands its business. We cannot guarantee that 012 Smile.Communications’ infrastructure, technical and customer support staff, operational and billing systems and other resources will adequately accommodate or facilitate the growth of its business.

          Another part of 012 Smile.Communications’ growth strategy is managing and reducing the costs associated with delivering its services, including recurring service costs such as communications and customer support costs as well as expenses incurred to add new customers, such as sales and marketing, installation and hardware costs. There can be no assurance that 012 Smile.Communications will be able to manage its expanding operations effectively or that it will be able to continue to grow, and any failure to do so could affect its ability to generate revenues, control expenses and sustain or increase its profitability.

Changes in the regulatory and legal compliance environment could adversely affect 012 Smile.Communications’ operations and business activities and could result in increased competition and reduced revenues and profitability.

          012 Smile.Communications operates in a highly regulated industry in Israel, which limits its flexibility in managing its business. 012 Smile.Communications is subject to regulation regarding communications licenses, antitrust, and arrangements pertaining to interconnection and leased lines and its business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications, as well as changes in laws, regulations or government policy affecting its business activities, such as the following:

•	Deregulating the monopoly-based restrictions imposed on Bezeq, Israel’s incumbent telephony operator, and its affiliates;

•

Deregulating the restriction imposed on Bezeq and its affiliates, including on D.B.S. Satellite Services (1998) Ltd., which operates under the trade name YES, Israel’s sole satellite television service provider, that prevents it from providing VoB services;

•	Deregulating the restrictions imposed on cellular operators that currently prevent them from providing international telephony services;

•

Changing the regulation that requires the incumbent infrastructure providers Bezeq and HOT to allow us “open access” enabling us to provide broadband data and traditional voice services, or deregulating the restrictions that currently prevent them from charging us for the use of their infrastructure;

•	Changing the regulations affecting our interconnection arrangements with other operators;

•	Changing call termination tariffs;

•	Establishing regulations relating to initiation of WiMAX services and installation of WiMAX antennae, including environmental and land use regulation;

•	Limiting the prices that we may charge our customers;

•	Broadening or increasing the range of revenues on which royalties are paid; and

•	Changing the regulations affecting our international and local telephony business.

          Such actions could result in increased competition and expenses and reduced revenues and profitability.

          The current legislation in Israel grants the Ministry of Communications extensive regulatory and supervisory authority with respect to 012 Smile.Communications’ business, as well as the authority to impose substantial sanctions, such as fines. As a result, the interpretation and implementation of laws and regulations as well as provisions of its licenses are subject to the administrative discretion of the Ministry of Communications.

          Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that we expect and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to our business.

The regulatory limitations on Bezeq, Israel’s incumbent telephony operator, could change in the future and result in increased competition, and a reduction in 012 Smile.Communications’ revenues from interconnect fees.

          Bezeq, The International Communications Corp. Ltd., the incumbent local telephony provider in Israel, or Bezeq, is currently subject to several regulatory limitations, including restrictions on its ability to provide bundled service offerings, restrictions to entry into the VoB market, and supervised tariffs. Under its license, Bezeq is also subject to the principle of structural separation in providing its various communication services. Once Bezeq’s market share falls below certain thresholds, which is likely to occur in 2008, Bezeq may apply to the Ministry of Communications to begin providing bundled services, which could potentially include local and international telephony, broadband Internet access, Internet service provider, or ISP, services, cellular services and multi-channel TV. Bezeq International, a subsidiary of Bezeq, has already submitted a license request to the Ministry of Communication to provide VoB services. Bezeq may also apply to the Ministry of Communications to offer discounts on its supervised tariffs in the domestic fixed telephony market.

          Bezeq pays 012 Smile.Communications interconnect fees with respect to calls being made from Bezeq fixed-lines to 012 Smile.Communications’ VoB lines. Bezeq has raised the claim that it should not be paying such interconnect fees because 012 Smile.Communications uses its infrastructure. Although the Ministry of Communications has determined that Bezeq should pay interconnect fees for calls originated from Bezeq fixed-lines to 012 Smile.Communications’ lines at the same tariff as it pays Bezeq, this determination will be reviewed by the Ministry of Communications in February 2009 and there is no certainty that the Ministry of Communications will not reverse its determination that Bezeq should pay 012 Smile.Communications interconnect fees at the current rate or at all.

          Further deregulation of various segments of the communication services market may allow Bezeq to be released from regulatory limitations, allowing it to bundle services and compete directly with us. Bezeq and its subsidiaries are not allowed to enter the VoB market until Bezeq’s market share falls under 85% of the fixed-line telephony market. According to data published by the Ministry of Communications, Bezeq’s market share in the private segment in March 2008 was approximately 86%. Bezeq International has already submitted a license request to the Ministry of Communication to provide VoB services. If the Ministry of Communications releases Bezeq from the prevailing regulatory limitations, it would enjoy a competitive advantage because it will be able to bundle services through its affiliates or in conjunction with a third party. This could result in Bezeq becoming an even stronger competitor. Bezeq currently has an advantageous position in the market because it has a dominant presence in all segments and can easily provide its customers with access to a great variety of services. The Ministry of Communications will also examine the competitive position of YES and it may allow YES to enter the VoB market if its competitive position deteriorates.

012 Smile.Communications depends on maintaining and renewing its existing regulatory licenses in order to fully conduct its business. 012 Smile.Communications’ inability to maintain and renew its existing licenses would negatively impact its and our results of operations revenues and profitability.

          012 Smile.Communications’ ability to offer its broadband and traditional voice services depends on its ability to maintain and renew the licenses it has received from the Ministry of Communications. Although 012 Smile.Communications is entitled to renew its licenses, such licenses are subject to many terms and conditions. Any renewal or extension is subject to the discretion of the Ministry of Communications and may be renewed or extended, if at all, on terms materially different to the terms under which 012 Smile.Communications now operates. Any such change in the terms and conditions of these licenses may materially and adversely affect our consolidated results of operations. Such licenses may be suspended or revoked by the Ministry of Communications if 012 Smile.Communications defaults under or violates their terms. Each license requires 012 Smile.Communications to adhere to certain requirements, which include the scope of services to be provided under the license, the amount of royalties to be paid to the Ministry of Communications, technical standards employed in providing the services, maintenance and support procedures and protocols, communications with customers and information to be provided to the Ministry of Communications on a regular basis.

          The regulations promulgated under the Israeli Communications Law, 1982, or the Communications Law, restrict ownership of our shares and who can serve as our directors. The regulations provide that a majority of 012 Smile.Communications’ directors must be Israeli citizens and residents, Israeli citizens and residents must own at least 20% of its outstanding share capital and must have the right to appoint at least 20% of 012 Smile.Communications’ directors. In addition, 012 Smile.Communications’ licenses provide that, without the approval of the Ministry of Communications, no person may acquire shares representing 10% or more of its outstanding share capital. If these requirements are not complied with, 012 Smile.Communications will be found to be in breach of its licenses and its licenses could be changed, suspended or revoked and we may also incur substantial fines. See “Government Regulation — Licenses and Applications.”

          The domestic fixed-line, or DFL, license granted to 012 Smile.Communications’ wholly-owned subsidiary, 012 Telecom, in February 2007 requires it to provide the subscribers of its local telephony services the ability to place international calls through the international operators in Israel of their choice. Currently, due to technical limitations, 012 Telecom’s subscribers cannot dial abroad through the international operators of their choice, but we expect that this issue will be resolved by July 2008. 012 Telecom received a letter from the Ministry of Communications stating that it is allegedly in breach of the license and requested its response.

          While 012 Smile.Communications believes that it is currently in compliance with all other material requirements of its licenses, the technical standards used to measure these requirements as well as other license provisions are subject to interpretation and we cannot be certain of 012 Smile.Communications’ compliance. Accordingly, we cannot be certain that 012 Smile.Communications’ licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

The communications industry is dynamic and 012 Telecom will need to seek additional licenses, including the license to provide WiMAX services on a commercial basis, in the future. The inability to obtain any such new license may negatively impact its growth opportunities and revenues.

          The communications industry is constantly evolving. New technologies and processes may require additional licenses from the Ministry of Communications. We cannot be certain that any such future licenses, including the license to provide WiMAX services on a commercial basis, will be granted to 012 Telecom or that it will be granted to its competitors and not to 012 Telecom, or on what terms they may be granted to 012 Telecom or to its competitors. 012 Telecom’s ability to introduce new services, such as those based on WiMAX technologies, depends upon its ability to receive the appropriate licenses. To date, no licenses to provide WiMAX services on a commercial basis have been granted. In September 2007, the Ministry of Communication announced its intention to publish, following a public hearing, its policy for the “allocation of frequencies for broadband wireless access networks,” which includes the frequencies used by the WiMAX technology. According to the draft policy, which may be materially amended in the future, new operators that do not hold licenses issued under the Communications Law will have priority in the allocation of the frequencies, which may be granted based on tenders or on a “first request, first receive” basis. The Ministry of Communications’ draft policy does not fully specify the method that will be used in the allocation of the frequencies, and it does not specify the weight that will be given to each consideration.

          The introduction of any new licensed services under an existing license must be authorized by the Ministry of Communications and is subject to a review period of up to 60 days, which may be extended by the Ministry of Communications. Such review may cause 012 Smile.Communications and 012 Telecom to lose critical time in bringing new services to market. Furthermore, the Ministry of Communications may refuse to allow 012 Smile.Communications or 012 Telecom to introduce such new services or make the introduction of the services subject to various conditions. 012 Smile.Communications and 012 Telecom are also considering the expansion of their service offerings to include IPTV, as well as MVNO. 012 Smile.Communications and 012 Telecom have applied to the Ministry for a full MVNO license although the regulatory framework for the grant of such licenses has not yet been established. 012 Smile.Communications’ and 012 Telecom’s inability to obtain any new license, including the license to provide WiMAX services, IPTV or MVNO on a commercial basis or to introduce new services under an existing license, may negatively impact its growth opportunities and revenues.

          Recently, the Gronau Committee, which was appointed by the Ministry of Communications to consider and recommend the best way to evolve further sustainable competition in the communication market, has handed its recommendation to the Minister of Communications. These recommendations call for several structural changes within the markets, including Local Loop Unbundling of Bezeq’s infrastructure, which, if accepted and implemented, will allow 012 Telecom to compete in the MVNO and IPTV sector and improve its competitive position in the VoB business and WiMax services, while worsening the position of 012 Smile.Communications in other segments, by allowing the cellular operators in Israel to compete in the traditional long distance voice market. To date, the Minister of Communications has yet to comment on this report and there can be no assurance that the report will be implemented as recommended, or at all.

012 Smile.Communications operates in the highly competitive communications industry with existing participants and potential participants that have significant resources and customers, and a regulatory authority that has encouraged new entrants, which could intensify price competition and limit its ability to maintain or increase its market share.

          012 Smile.Communications is subject to intense competition, which it expects will continue in the future. Moreover, 012 Smile.Communications’ services are subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

          The Ministry of Communications has encouraged new entrants into the broadband access market. HOT, the incumbent local cable provider that offers cable-modem access, has been legally permitted since March 2002 to provide Internet services through its affiliates, but, has chosen not to do so. While we cannot predict if or when HOT will become an ISP, its entry into the market could significantly harm 012 Smile.Communications’ competitive position in the broadband access market.

          The Ministry of Communications has also encouraged new entrants into the international telephony services sub-sector. Israel’s cellular operators are currently not licensed to provide international telephony services. If this situation were to change, competition would be further intensified and could require 012 Smile.Communications to lower its prices, grant incentives to customers, increase selling and marketing expenses and related customer acquisition costs and could also result in increased customer churn. Furthermore, in 2007, the operations of several of its competitors, NetVision, Barak and Globcall were combined into a single entity by The IDB Group, a large Israeli investment and industrial group. In addition, in May 2008, NetVision announced that it signed an agreement to purchase 15% of the share capital of HOT by no later than August 2008. These developments, subject to the Gronau Committee’s recommendations to enforce a structural separation in the HOT group, could create a more formidable competitor offering bundled international telephony, broadband Internet access, data, local telephony and mobile services, which could harm the competitive position of 012 Smile.Communications.

          We expect other competitors, including companies that are not presently engaged in local and international telephony, to provide VoB services, as well as WiMAX services, when they receive the appropriate licenses from the Ministry of Communications, which could adversely impact 012 Smile.Communications’ ability to increase its market share.

          012 Smile.Communications also competes against established alternative voice communication providers, such as Skype (a service of eBay Inc.), which is not subject to licensing restrictions in Israel, as well as independent voice over Internet protocol, or VoIP, service providers which may choose to sacrifice revenue in order to gain market share and may offer their services at lower prices or for free. Such competitive environment could intensify price competition and limit 012 Smile.Communications’ ability to maintain or increase its market share of the local telephony market.

012 Smile.Communications’ hubbing services are subject to a high degree of volatility and any reduction in hubbing services customers could significantly reduce our revenues.

          The profitability of 012 Smile.Communications’ hubbing services business is driven by the needs of its customers whose demand for hubbing services is constantly fluctuating. In late 2007, 012 Smile.Communications determined to reduce its hubbings services business because of its lower operating margin. As a result, its hubbing services business declined significantly in the last fiscal quarter of 2007 and the first fiscal quarter of 2008. 012 Smile.Communications’ hubbing business is likely to continue to be subject to a high degree of volatility and could result in fluctuations in 012 Smile.Communications’ reported revenues and net income on a quarterly basis. A significant reduction in hubbing services activity could have an adverse affect on its operating revenues.

012 Smile.Communications operates in a market which already exhibits maturity and high user penetration and it may have to offer price reductions and increase marketing efforts to attract and retain customers, which may have a negative impact on its profitability.

          The Israeli communications market is mature, with both traditional voice and broadband access being particularly competitive segments of the communications market, as demonstrated by the estimated 99% household penetration of fixed telephone lines and 62% broadband access penetration rate as of February 2007 according to latest information published by the Ministry of Communications. 012 Smile.Communications’ future revenues will depend significantly on its ability to retain existing customers, to sell those customers additional services, such as local telephony, and to attract new customers from other providers, and it may not be successful in doing so. In addition, the competitive market environment has required it in the past and may require it in the future to adopt an aggressive marketing policy in order to attract a greater number of customers, including reducing its rates. If adopted in the future, 012 Smile.Communications cannot be certain that this strategy will be successful. Price reductions caused by increased competition, as well as the expenses associated with the marketing efforts required to attract and retain customers, may have a negative impact on its profitability.

012 Smile.Communications’ VoB services are not the same as traditional telephony services and may not be adopted by mainstream customers, which could harm our future growth.

          012 Smile.Communications’ VoB services are not the same as traditional telephony services. The quality of VoB service is dependent to a great measure on the quality of broadband access provided by Bezeq and HOT over which we have no control. Among the differences between 012 Smile.Communications’ VoB service and traditional voice services are:

•	If 012 Smile.Communications’ customers experience a loss of power, their services will be interrupted;

•	012 Smile.Communications’ VoB services will be interrupted if its customers experience interruption in broadband access; and

•

Depending on the quality of the broadband access provided to 012 Smile.Communications’ customers, they may experience lower call quality than that experienced over traditional fixed-line telephones, including static, echoes and delays in transmission.

          The growth of 012 Smile.Communications’ VoB business is dependent on the adoption of its services by mainstream customers and therefore the rate of adoption may have a significant effect on its growth. If customers do not accept these differences between VoB service and traditional voice service, they may choose to continue using traditional voice services or may choose to return to services provided by traditional telephone companies.

The operations of 012 Smile.Communications depend on its ability to successfully expand and upgrade its network and integrate new technologies and equipment into its network. Any future system failures or difficulty in expanding or upgrading its network, or making new features available, could increase 012 Smile.Communications’ expenses and negatively impact its financial results.

          Capacity constraints within 012 Smile.Communications’ networks and those of its suppliers have occurred in the past and will likely occur in the future. As the number of its customers using broadband services and the amount and type of information they wish to transmit over the Internet increases, 012 Smile.Communications may need to expand and upgrade its technology, processing systems and network infrastructure, which could be expensive and involve substantial management resources and capital expenditures. We do not know whether 012 Smile.Communications will be able to accurately project the rate or timing of any such increases, or expand and upgrade 012 Smile.Communications’ systems and infrastructure in a timely and cost-efficient manner. Any future system failures or difficulty in expanding or upgrading its network, or making new features available could increase its expenses and negatively impact its financial results.

The broadband and traditional voice services markets are subject to rapid technological change, which could adversely affect 012 Smile.Communications’ ability to compete and increase expenses.

          The markets in which 012 Smile.Communications competes are characterized by rapidly changing and converging technology, evolving industry standards, frequent new service announcements, introductions and enhancements and changing customer demands. New services and technologies may be superior to the services or technologies that 012 Smile.Communications uses and may render its services and technologies obsolete or require it to incur substantial expenditures to modify or adapt its services or technologies. The development and expansion of 012 Smile.Communications’ services is dependent upon adopting new technologies and updating its systems to meet new standards. This can be a lengthy process involving long and complex evaluations and decision-making procedures that can continue over a number of months or even years. 012 Smile.Communications’ future success will depend on its ability to continually improve the performance, features and reliability of its broadband data and traditional voice services in response to competitive service offerings and the evolving demands of the marketplace.

          The cost of implementing major infrastructure upgrade projects may fluctuate due to a number of variables over which 012 Smile.Communications has little or no control and, even though it estimates the cost of such projects based on its previous experience, costs may exceed its estimations. Such fluctuations may be due to a lengthy or complex implementation process and/or the lack of commitment of sufficient resources of, or delays caused by, the ultimate supplier and could increase its expenses and have a negative impact on our consolidated results of operations or financial performance.

012 Smile.Communications may not be successful in its introduction of WiMAX services, which could adversely affect our growth strategy.

          In March 2007, 012 Smile.Communications was awarded the first technology experimental license to conduct fixed WiMAX trials in Israel which was later amended to also include mobile WiMAX trials. 012 Smile.Communications has commenced fixed and mobile WiMAX trials and intends to broaden its trials. WiMAX technology delivers transmissions via a wireless broadband connection from a single point to multi-points. The use of mobile WiMAX is not widespread and only a few operators in other countries have had any experience in operating such services in a commercial basis. If 012 Smile.Communications is not successful in its introduction of WiMAX services or such services do not achieve customer acceptance, our growth strategy may be adversely affected.

012 Smile.Communications may not be able to retain its present customers who use its legacy 015 international telephony prefix when it attempts to transfer them to its 012 international telephony prefix in accordance with regulatory requirements.

          In connection with 012 Smile.Communications obtaining regulatory approval for the acquisition of 012 Golden Lines, the Ministry of Communications required 012 Smile.Communications to cease offering its legacy 015 international telephony prefix by January 2008 and later extended the period to January 2009. For the years ended December 31, 2006 and 2007, 012 Smile.Communications had NIS 13.4 million and NIS 27 million ($7 million) of revenues, respectively, from this service and we believe 012 Smile.Communications has substantially retained the 015 prefix customer base since the acquisition. 012 Smile.Communications may not be able to retain the customers who continue to use the 015 prefix when it attempts to transfer them to its 012 prefix, which we expect to occur prior to January 2009. This could have a negative impact on 012 Smile.Communications recurring revenues.

          On January 10, 2008, Netvision Ltd., Netvision 013 Barak Ltd. and GlobeCall Communications Ltd. filed a petition and a request for a temporary restraining order against the Ministry of Communications, our company and Internet Gold. Netvision and 013 Barak, who merged their operations, claim that the Ministry of Communications’ decision to grant our company an additional year to operate the 015 international telephony access code in parallel with our 012 international telephony access code unjustly discriminates against them and provides our company a competitive and economic advantage, that the extension period is unreasonably long and that the process under which the decision was made was unfair since petitioners were not given a chance to be heard on the issue. The petitioners are seeking a court order that would nullify the extension and are also seeking to suspend the extension until a decision is rendered regarding their petition. A hearing was held on June 12, 2008 and we are waiting for the court’s decision. The earlier termination of the period in which we can continue to offer the 015 prefix may negatively impact its ability to transfer these accounts to its 012 prefix and have a negative impact on its revenues.

If 012 Smile.Communications does not successfully continue to develop its brand, it may be unable to attract enough customers to its services to maintain or increase its market share or to recover its selling and marketing expenses, which could harm its future revenues or its ability to implement its growth strategy and its net income may be adversely affected.

          We believe that 012 Smile.Communications must maintain and strengthen awareness of its 012 Smile brand. If it does not successfully continue to develop its brand, it may be unable to attract additional customers and increase its market share. Brand recognition may become even more important in the future if competition increases further in the communications market. 012 Smile.Communications intends to continue to pursue a brand-enhancement strategy, which may include mass market and multimedia advertising, promotional programs, public relations activities and joint marketing programs. These initiatives will involve significant expenses. If 012 Smile.Communications’ brand enhancement strategy is unsuccessful, it may not be able to attract additional customers, its sales and marketing expenses may never be recovered and it may be unable to increase future revenues or implement its growth strategy and its net income may be adversely affected.

012 Smile.Communications is dependent on certain suppliers and, if any of its arrangements with these suppliers are terminated, it may be unable to replace them on commercially reasonable terms or at all, which could increase its expenses and reduce our profitability.

          012 Smile.Communications relies on a number of third-party computer systems, networks and service providers, including local and international telephony and cable companies. All broadband Internet access by its customers is, and will continue to be, connected through the infrastructure of local access providers, Bezeq and HOT, and is dependent on the open access policy of the Ministry of Communications.

          At present, the Ministry of Communications does not permit HOT and Bezeq to charge for use of their infrastructure. If such restriction is deregulated, 012 Smile.Communications may incur substantial costs, which may adversely affect our profitability.

          012 Smile.Communications’ ISP services are also dependent on the communications infrastructure owned and maintained by local access providers. Bezeq has suffered work stoppages on several occasions in recent years as a result of conflicts with its unionized employees. These work stoppages resulted in several days of interruption to the services that 012 Smile.Communications provides. In addition, Bezeq, HOT and other infrastructure providers have suffered technical network failures in the past. A disruption in customer access to Israel’s fixed-line communications infrastructure could significantly impact the services that 012 Smile.Communications provides to its customers. An increase in 012 Smile.Communications’ cost of access to Israel’s fixed-line communications infrastructure could adversely impact its results of operations. 012 Smile.Communications also depends on third parties for the physical repair and maintenance of leased lines. If an interruption or deterioration in the performance of these third-party services occurs, 012 Smile.Communications’ services may be disrupted.

          Many of 012 Smile.Communications’ services are dependent on the submarine infrastructure made available by Med Nautilus, which is owned by Telecom Italia and connects countries bordering the Mediterranean Sea to all major Western European countries and to the United States. Med Nautilus has an effective monopoly over the provision of international submarine services to the Israeli communications industry. Although prices in respect of maintenance and current capacity are agreed on a long term basis and 012 Smile.Communications’ contract with Med Nautilus sets out the prices to be paid by 012 Smile.Communications for additional capacity for approximately two years, Med Nautilus has the ability to raise prices without 012 Smile.Communications being able to seek an alternative supplier for additional capacity.

          Many of 012 Smile.Communications’ relationships with third party providers are terminable upon short notice. In addition, many of its third party suppliers and communications carriers sell or lease services to 012 Smile.Communications’ competitors and may be, or in the future may become, competitors themselves. If any of their arrangements with third parties is terminated, 012 Smile.Communications may not be able to replace them on commercially reasonable terms or at all, which could increase our expenses and reduce our profitability.

012 Smile.Communications is exposed to risks in connection with its network infrastructure and is dependent on services received from external suppliers. If the level of service received by 012 Smile.Communications from its external suppliers decreases, it may not be able to maintain the quality and breadth of its services, which could reduce its revenues and harm its operations.

          012 Smile.Communications’ network platform is highly complex. Multiple faults occurring at the same time could severely affect its service. Although 012 Smile.Communications’ engineering staff is trained to operate and maintain its systems, there are numerous functions that they are unable to perform without external support. In addition, if the level of service we receive from our external suppliers decreases, it may adversely impact 012 Smile.Communications’ ability to properly maintain and operate its systems and therefore have a direct effect on its service. Also, as VoB technology continues to evolve, 012 Smile.Communications will be faced with the risks associated with the use of new software.

          012 Smile.Communications does not have a direct network connection to all the possible call destinations around the world and depends on its business partners to connect calls generated by its customers to their final destinations worldwide. 012 Smile.Communications’ level of service is largely dependent on the level of service it receives from its international partners with respect to both call completion as well as call quality. Although 012 Smile.Communications makes extensive efforts to ensure the quality of calls as well as the breadth of its services, it cannot be sure that its partners will provide an adequate level of service, that it would be able to successfully replace a partner should that become necessary or that it will be able to maintain and increase the quality and breadth of its services.

012 Smile.Communications’ products and services may become obsolete, and it may not be able to develop competitive products or services on a timely basis or at all.

          The communications services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. Each of these development efforts faces a number of continuing technological and operational challenges. 012 Smile.Communications believes that its success will depend on its ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. 012 Smile.Communications faces a number of difficulties and uncertainties associated with its reliance on future technological development, such as:

•	Other service providers may use more traditional and commercially proven means to deliver similar or alternative services or use more efficient, less expensive technologies;

•	Consumers may not subscribe for its services;

•	012 Smile.Communications may be unable to respond successfully to advances in competing technologies in a timely and cost-efficient manner;

•

012 Smile.Communications may lack the financial and operational resources necessary to enable migration toward mobile WiMAX technology and the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

•	Existing, proposed or undeveloped technologies may render 012 Smile.Communications’ existing or planned services less profitable or obsolete.

012 Smile.Communications’ systems and operations are vulnerable to damage or interruption, which could adversely affect its business.

          012 Smile.Communications’ systems and operations are vulnerable to damage or interruption due to human error, natural disasters, power loss, communications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism and similar events. Any of these events could expose 012 Smile.Communications to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting 012 Smile.Communications’ systems is highly publicized, its reputation could be damaged and customer growth could decrease. While 012 Smile.Communications currently has partially redundant systems, it does not have full redundancy, a formal disaster recovery plan or alternative providers of hosting services. In addition, 012 Smile.Communications does not have a formal disaster recovery plan, and does not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

012 Smile.Communications may be exposed to substantial liabilities arising out of its broadband data and traditional voice services which could increase its costs, divert management time and resources and adversely affect its results of operations.

          The law relating to the liability of ISPs for activities of their users is currently unsettled both within Israel and internationally. Claims by private or governmental entities may be brought against 012 Smile.Communications for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that may be posted online or generated by its customers. The defense of any such actions could be costly and involve significant time and attention of management and other resources. In addition, 012 Smile.Communications’ professional liability insurance policy may not provide sufficient protection or cover all such exposure. Furthermore new legislation and court decisions may expose 012 Smile.Communications to liabilities or affect its services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing and other controls. For example, the Ministry of Communications is currently considering the implementation of broadcast content regulation with respect to electronic distribution of video content, including content distributed over the Internet, which would, among other things, block violent and sexual content for the protection of minors.

          It is also possible that if any information provided directly by 012 Smile.Communications contains errors or is otherwise negligently provided to users, third parties could make claims against 012 Smile.Communications. For example, 012 Smile.Communications offers Web-based e-mail services, which expose it to potential risks, such as liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail, or interruptions or delays in e-mail service. In the event that 012 Smile.Communications is found responsible for any such liability and is required to pay damages, our results of operation and financial performance may be adversely affected. Even if 012 Smile.Communications ultimately succeeds, legal actions would divert management time and resources, could be costly and are likely to generate negative publicity. 012 Smile.Communications may also be forced to implement costly measures to alter the way its services are provided to avoid any further potential liability.

Concern about alleged health risks relating to radio frequency radiation from wireless and WiMAX antennae may subject 012 Smile.Communications to litigation, discourage the use of its services and have an adverse effect on its business and revenues.

          There have been suggestions that radio frequency radiation from wireless and WiMAX antennae may be linked to health concerns, including increased incidences of cancer. Although medical reviews have concluded that evidence does not support a finding of adverse health effects as a result of wireless and WiMAX antennae, some studies have suggested that radio frequency emissions may cause certain adverse biological effects. Research on these and other health concerns is ongoing and may demonstrate a link between radio frequency radiation and health concerns. 012 Smile.Communications and other wireless communications providers may be subject to litigation relating to these and other health concerns. Concerns over radio frequency radiation may discourage the use of 012 Smile.Communications’ services and have an adverse effect on its business and revenues.

012 Smile.Communications’ VoB emergency calling service is different from the traditional emergency calling service and may expose us to significant liability.

          012 Smile.Communications VoB emergency calling service is different from the traditional emergency calling service in ways that may cause significant delays, or even failures, in callers’ receipt of the emergency assistance they need. The only location information that 012 Smile.Communications’ VoB emergency calling service can transmit to a dispatcher at a public safety answering point is the information that its customers have registered with it. A customer’s registered location may be different from the customer’s actual location at the time of the call because customers can make calls almost anywhere a broadband connection is available. In these instances, emergency callers must verbally advise the operator of their location at the time of the call and, in some cases, provide a call back number so that the call can be handled or forwarded to an appropriate emergency dispatcher.

          Moreover, if a customer experiences a broadband or power outage, or if a network failure occurs, the customer will not be able to reach an emergency services provider. Customers may attempt to hold 012 Smile.Communications responsible for any loss, damage, personal injury or death suffered as a result.

012 Smile.Communications may need to raise additional funds in the future, which may subject us to dilution, and it may be unable to do so on favorable or acceptable terms or at all, which may harm its ability to expand, develop new or enhanced services, or respond to competitive pressures.

          If cash generated from 012 Smile.Communications’ operations is insufficient to meet its operating and strategic needs, it may need to raise additional funds in order to expand, develop new or enhanced services, or respond to competitive pressures. The availability of funds for future expansion and the development of new or enhanced services will depend on a number of factors, including 012 Smile.Communications’ operating performance, its ability to issue equity and market conditions. If 012 Smile.Communications raises additional funds by issuing equity or convertible debt securities, our holdings and those of its other shareholders will be diluted and our ownership percentage will be reduced. Furthermore, new securities could have rights, preferences and privileges senior to those of the ordinary shares that we hold. We cannot be certain that additional financing will be available to 012 Smile.Communications when and to the extent required or that, if available, it will be on acceptable terms.

Risks Related to Smile.Media

Smile.Media generates a substantial part of its revenue from MSN Israel, which is owned by it and Microsoft Corporation, and the termination of its agreements with Microsoft Corporation relating to MSN Israel could seriously harm its business.

        For the years ended December 31, 2007, 2006 and 2005, approximately 43%, 50% and 54% of our media division’s total revenue, respectively, was attributable to its 50.1% owned portal subsidiary, MSN Israel Ltd., which is owned by Smile.Media and Microsoft Corporation. Under the terms of the agreements we entered into with Microsoft Corporation, it may terminate the agreements in the event that Smile.Media is in default of its obligations under such agreements and may terminate the portal agreement with or without cause upon 90 days’ written notice and may terminate the shareholders and brand license agreement with or without cause upon 60 days’ written notice. In the event the portal agreement is terminated, Smile.Media would be required to remove the MSN Israel portal from the Internet, would lose all revenue derived from MSN Israel and Smile.Media’s business would be adversely affected. In the event the shareholders and brand license agreement is terminated prior to the repayment of the MSN Israel loan, the remaining balance of the loan would not be repaid.

        Under the terms of the agreement with Microsoft Corporation, we agreed to provide the financing for the activities of MSN Israel by means of loans in accordance with a business plan and budget approved by the board of directors of MSN Israel from time-to-time and/or guarantees for bank loans. In connection with our assignment to Smile.Media of our rights in and obligations to MSN Israel, Smile.Media also assumed the rights and responsibilities with respect to funds received by MSN Israel from us and the interest accrued on those funds. Smile.Media, as our assignee, has the right to terminate the agreements in the event that MSN Israel’s cumulative losses are $10 million or more. Until such time as the loan is repaid in full, MSN Israel is required to pay Microsoft Corporation a fee equal to 17% of its operating income. The termination of the MSN Israel agreements would have a material adverse effect on Smile. Media's results of operations.

Smile.Media faces significant competition from companies that provide content, eCommerce services, search services and advertising to Internet users and Internet service providers.

          Smile.Media faces significant competition in every aspect of its business, principally from Google, Walla Communications Ltd., Ynet, Tapuz and Nana10, which have aggregated a variety of Internet content, eCommerce services and relevant advertising services. Some of Smile.Media’s competitors have longer operating histories and more established relationships with customers as well as more resources than it does. Smile.Media’s competitors can use their experience and resources in a variety of ways, including acquisitions, research and development and by competing more aggressively for advertisers and online publishers. Some of Smile.Media’s competitors may also have a greater ability to attract and retain users than it does because they operate larger Internet properties with a broader range of content, products and services.

          In addition, some of the portals and websites that Smile.Media competes with may be operated by Internet service providers, other than 012 Smile.Communications. Because users need to access the Internet through Internet service providers, or ISPs, users have direct relationships with these providers. If an ISP or, for that matter, a computer or computing device manufacturer offers online services that compete with Smile.Media, the user may find it more convenient to use the services of the ISP or manufacturer. Also, because the ISP gathers information from the user in connection with the establishment of a billing relationship, the ISP may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

Smile.Media’s operating results are likely to fluctuate significantly.

          Smile.Media’s operating results are likely to fluctuate significantly on a quarterly and annual basis as a result of a number of factors, many of which are outside of its control. Some of the factors that may cause these fluctuations include the following:

•	Smile.Media’s ability to continue to attract users to its websites;

•	Smile.Media’s ability to continue to operate its MSN Israel joint venture with Microsoft Corporation;

•	The generation of revenue from traffic on Smile.Media’s websites;

•

The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of Smile.Media’s businesses (including new websites, projects and services), operations and infrastructure;

•	Smile.Media’s ability to effectively integrate newly acquired Internet properties or marketing relationships for third-party content;

•	General economic conditions and those economic conditions specific to the Internet, online advertising and eCommerce;

•	Smile.Media’s ability to keep its websites operational at a reasonable cost and without service interruptions; and

•	Geopolitical events such as war, threat of war or terrorist actions.

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

          For the years ended December 31, 2007, 2006 and 2005, our media division generated approximately, 70%, 77% and 70% of its total revenue, respectively, from its advertisers. Smile.Media’s ability to continue to retain and grow its advertising revenue depends upon:

•	Its ability to maintain current users and continue to attract new users to its websites;

•	Its ability to offer advertisers a diverse range of vertically and demographically targeted audiences;

•	Its ability to successfully evolve its advertising formats to those preferred by advertisers, such as the emergence of lead generation and pay-per-click, which includes self-service paid search;

•	Widening the continued acceptance of the Internet as an advertising medium by advertisers;

•	Broadening its relationships with advertising agencies and small and medium-size advertisers; and

•	Attracting advertisers to its user base.

          In many cases, advertisers can terminate their contracts with Smile.Media at any time. In addition, advertisers may make smaller or shorter-term purchases, and market prices for online advertising may decrease due to competition or other factors. For example, in the late 1990s, advertisers began to spend heavily on online advertising, however, this growth in online advertising was followed by a lengthy downturn in such spending. Advertisers will not continue to do business with Smile.Media if their advertisements on Smile.Media’s websites do not generate sales leads, and ultimately customers, or if Smile.Media does not deliver their advertisements in an appropriate and effective manner. If Smile.Media is unable to remain competitive and provide value to its advertisers, it may lose its existing advertisers and fail to attract new advertisers, which would cause its revenue to decrease and have a negative effect on our business.

Acquisitions and strategic investments could result in operating difficulties and unanticipated liabilities.

          We made several strategic investments related to Smile.Media since 2005, and Smile.Media expects to pursue additional investments and acquisitions in the future. This investment and future investments and acquisitions may result in use of cash resources, incurrence of debt and amortization of expenses related to intangible assets. The successful integration of this and future acquisitions into Smile.Media’s business faces a number of risks, including:

•	Difficulty of assimilating the operations and personnel of newly acquired companies and business units into its operations;

•	Potential disruption of Smile.Media’s ongoing business and distraction to management;

•	Difficulty of integrating acquired technology and rights into existing services and unanticipated expenses related to such integration;

•	Failure to successfully further develop acquired technology resulting in the impairment of amounts currently capitalized as intangible assets;

•	Potential for patent and trademark infringement claims against the acquired company;

•	Impairment of relationships with customers and partners of the acquired companies or existing customers and partners as a result of the integration of acquired operations;

•	Impairment of relationships with employees of the acquired companies or current employees as a result of integration of new management personnel;

•	Difficulty of integrating the acquired company’s accounting, management information, human resources and other administrative systems; and

•	Impact of known potential liabilities or unknown liabilities associated with the acquired companies.

          Any failure in addressing these risks or other problems encountered in connection with past or future acquisitions could cause Smile.Media to fail to realize the anticipated benefits of its acquisitions, incur unanticipated liabilities and harm our business generally.

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

          Smile.Media also enters into arrangements to offer third-party products, services, or content on its websites and portals. Smile.Media may be subject to claims concerning these products, services or content by virtue of its involvement in marketing, branding, broadcasting or providing access to them, even if it does not host, operate, provide or provide access to these products, services or content. While its agreements with these parties often provide that Smile.Media will be indemnified against such liabilities, such indemnification may not be adequate.

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

          Local and international laws and regulations may govern the collection, use, sharing and security of data that Smile.Media receives from its users and partners. In addition, Smile.Media has and posts on its websites its own privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by Smile.Media to comply with its posted privacy policies or with any data-related consent orders, local, state or international privacy-related laws and regulations could result in proceedings or actions against it by governmental entities or others, which could potentially have an adverse effect on its business.

          Further, failure or perceived failure to comply with Smile.Media’s policies or applicable requirements related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of user confidence in Smile.Media and ultimately in a loss of users, partners or advertisers, which could adversely affect its business.

          There are a number of legislative proposals pending before various legislative bodies in Israel concerning privacy issues which may affect Smile.Media’s business. It is not possible to predict whether or when such legislation may be adopted. Certain legislation, if adopted, could impose requirements that may result in a decrease in Smile.Media’s user traffic and revenue. In addition, the interpretation and application of user data protection laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and inconsistently with Smile.Media’s current data protection policies and practices. Complying with these varying international requirements could cause Smile.Media to incur substantial costs or require Smile.Media to change its business practices in a manner adverse to its business.

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

          We and our subsidiaries are incorporated, based in and currently derive substantially all of our revenues from markets within the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

          Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip, which have intensified since February 2008. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

          A substantial devaluation of the NIS in relation to the dollar would substantially increase the cost of our services to Israelis, who pay us in NIS, and is likely to result in subscriber cancellations and a reduction in Internet use and eCommerce in Israel.

Our operating results may be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the NIS against the foreign currencies to which we are exposed, by our currency hedging position and by changes in the Israeli Consumer Price Index.

          Some of 012 Smile.Communications’ purchases of international bandwidth and other international agreements expose us to fluctuations in foreign currencies, principally the U.S. dollar. Most of our sales are denominated in NIS. When the Israeli inflation rate exceeds the rate of the NIS devaluation against foreign currencies, our NIS expenses will increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

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

Our 012 Smile.Communications subsidiary may be restricted in the conduct of its operations during periods of national emergency.

          During periods of national emergency, the Israeli government may take control of 012 Smile.Communications’ network, and it may be ordered by the Prime Ministry of Communications of Israel to provide services to security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permit the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces. These actions could adversely affect our business operations.

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

          Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as provisions establishing a classified board. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See “Description of Share Capital—Approval of Related Party Transactions” and “Israeli Taxation” for additional discussion about some anti-takeover effects of Israeli law.

          These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

Investors and our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors or asserting U.S. securities laws claims in Israel.

          We are incorporated in Israel and all of our executive officers and most of our directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, all of our assets and most of the assets of our executive officers and directors are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

          We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd. In June 1999 we changed our name to Internet Gold - Golden Lines Ltd. We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 1 Alexander Yanai Street, Petach Tikva, Israel, and our telephone number is 972-72-2003-848. Our addresses on the Internet are www.smile.net.il or www.smile.msn.co.il. We also maintain an investor information site at www.igld.com. The information on our websites is not incorporated by reference into this annual report on Form 20-F.

          We are a leading communications and interactive media group in Israel with two principal operating activities. Our company’s subsdiaries are 012 Smile.Communications Ltd. and Smile.Media Ltd.

          012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. 012 Smile.Communications’ broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. 012 Smile.Communications’ traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications offers its services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, that allows us to provide services to almost all of the homes and businesses in Israel.

          Smile.Media is a leading diversified Internet media company in Israel and its Internet properties, which include MSN Israel, are among the most recognized and highly trafficked websites in Israel. As of December 31, 2007, Smile.Media had 18 Internet properties in its network, consisting of 13 online content websites and five eCommerce websites. Smile.Media also markets nine paid content or subscription services as part of its eCommerce business. In addition, it has exclusive rights to market advertising on a website owned by a third party.

          We began providing Internet access services in 1996, and began offering broadband services in 2001 and traditional voice services in 2004. As part of our internal restructuring in 2006, we transferred our broadband and traditional voice services businesses to 012 Smile.Communications, and our media operations to Smile.Media.

          On December 31, 2006, 012 Smile.Communications acquired one of its principal competitors, 012 Golden Lines. We believe that the acquisition of 012 Golden Lines provides 012 Smile.Communications with the size and scale of operations necessary to effectively compete in its markets, and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, 012 Smile.Communications is now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. Since the acquisition, 012 Smile.Communications has been granted a license to provide VoB local telephony services on a commercial basis without any limitation on the number of subscribers, as well as the first license to conduct fixed WiMAX technology trials, which was later amended to also include mobile WiMAX trials.

          Since 012 Smile.Communications’ initial public offering in October 2007, its ordinary shares have been listed on the NASDAQ Global Market (symbol:SMLC) and on the TASE. We currently own 72.44% of the ordinary shares of 012 Smile.Communications.

          We face competition in all segments of our operations’ and we believe we maintain our competitive position based on the quality of our services and competitiveness of our pricing.

          Our capital expenditures totaled NIS 59.3million ($15.4 million), in the year ended December 31, 2007, (not including the purchase of rights of use of international fiber optic lines), NIS 20.8 million in the year ended December 31, 2006 (not including our acquisition of 012 Golden Lines and the purchase of rights of use of international fiber optic lines), and NIS 12.1 million (not including the purchase of rights of use of international fiber optic lines) in the year ended December 31, 2005. Of the NIS 59.3 million of capital expenditures in 2007, NIS 41.8 million ($10.8 million), was invested in network equipment and computers, NIS 3.4 million ($0.8 million) was invested in furniture and office equipment and NIS 14.2 million ($3.7million), was invested in leasehold improvements.

          During 2008, we expect to incur capital expenditures of about NIS 73.5 million (approximately $19.11 million) (not including the purchase of rights of use of the international fiber optic lines), mostly for network equipment and computers.

B.	BUSINESS OVERVIEW

Overview

          We are a leading communications and interactive media group in Israel with two principal operating activities. Our companie’s subsdiaries are012 Smile.Communications Ltd. and Smile.Media Ltd.

          012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. 012 Smile.Communications’ broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. 012 Smile.Communications’ traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, 012 Smile.Communications continually focuses on introducing new broadband services that allow it to expand its penetration into the communication market segments in which it currently operates, as well as access new market segments such as the large Israeli local telephony and mobile markets. 012 Smile.Communications has frequently been a leader in introducing new, innovative services and is the first company in Israel to provide VoB services and the first to be granted a license to provide WiMAX-based services on a trial basis.

          012 Smile.Communications offers its services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel. As of December 31, 2007, 012 Smile.Communications estimates that its market share of the international telephony market was 33% based on the number of incoming and outgoing minutes in Israel. 012 Smile.Communications estimates that its market share of the broadband Internet access market as of December 31, 2007 was 32% based on data contained in Bezeq and HOT’s 2007 annual reports and the number of broadband access customers it had. As of December 31, 2007, 012 Smile.Communications provided services to approximately 1,041,000 registered household customers and approximately 78,000 registered business customers. 012 Smile.Communications’ enterprise customer base consists of many of Israel’s leading companies, including 75 of the 100 largest companies in Israel, which includes the two largest Israeli banks (as determined by Dun & Bradstreet) and the Government of Israel.

          Smile.Media is a leading diversified Internet media company in Israel and its Internet properties, which include MSN Israel, are among the most recognized and highly trafficked websites in Israel. As of December 31, 2007, Smile.Media had 18 Internet properties in its network, consisting of 13 online content websites and five eCommerce websites. Smile.Media also markets nine paid content or subscription services as part of its eCommerce business. In addition, it has exclusive rights to market advertising on a website owned by a third party.

Our Strategy

          We are committed to our long-term goal of enhancing our position as a leading communications and media company in Israel and believe that there are significant opportunities to continue to grow both of our principal businesses through our subsidiaries, 012 Smile.Communications and Smile.Media.

Growth strategy for 012 Smile.Communications

          We believe that there are significant opportunities for 012 Smile.Communications to continue to grow its business. The sources of potential growth include 012 Smile.Communications’ ability to (i) increase its average revenue per user, or ARPU, from existing customers by providing bundled services, cross-selling services, and upgrading bandwidth, (ii) attract new customers by offering advanced services based on new technologies and cost-effective bundled services and (iii) leverage its network to offer new services, such as WiMAX based services. 012 Smile.Communications’ growth strategy is to:

•

Maximize customer satisfaction, retention and growth. We believe that the key factors contributing to customer satisfaction are network performance, reliability and availability of services, customer service and technical support and the range and quality of our services. 012 Smile.Communications will continue to focus on its strong commitment to customer satisfaction to keep churn rates low and achieve customer growth through customer referrals.

•

Increase penetration and cross-selling of services to existing customer base. 012 Smile.Communications intends to leverage its large residential and business customer base of broadband data and traditional voice customers and its strong brand recognition to increase its ARPU by cross-selling its existing services, including broadband Internet access, traditional voice and VoB local telephony. We believe that bundling attracts new customers, adds value for current customers and increases the share of our customers’ expenditures on communications services and significantly increases customer retention.

•

Expand penetration into the local telephony market. 012 Smile.Communications intends to leverage its receipt of a commercial license to offer VoB services, and to continue to increase the number of its local telephony customers and achieve a greater share of the local telephony market. We believe that 012 Smile.Communications’ VoB services provide an innovative and complementary service for new customers and for its existing customer base of over 1,119,000 households and businesses. 012 Smile.Communications’ VoB services allow it to cost-effectively expand its penetration into the large local telephony market with a versatile, feature-rich, low cost service that can be bundled with other services that its offers its customers.

•

Utilize advanced technologies to expand 012 Smile.Communications’ services and enter new markets. 012 Smile.Communications is continually broadening its service offerings by leveraging advanced technologies, specifically VoB and wireless solutions such as WiMAX and WiFi. With the use of the 2.5, 3.5 and 3.7 gigahertz WiMAX spectrums that have been licensed to it by the Ministry of Communications, on a trial basis, 012 Smile.Communications is positioned to deliver a wide range of services over an independent infrastructure able to support future mobility applications, such as VoIP in conjunction with WiFi technology, and provide last-mile wireless broadband access for its business customers. 012 Smile.Communications will also consider expanding its service offerings to include Internet protocol television, or IPTV, services, as well as mobile virtual network operator, or MVNO, services.

•

Selectively pursue growth opportunities. In addition to adding customers through its sales and marketing efforts, 012 Smile.Communications plans to pursue growth opportunities through acquisitions or strategic alliances that will increase its customer base, allow it to take advantage of the unused capacity of its network, enhance its ability to sell and deliver value-added services and add revenues with minimal incremental costs. There are no current plans, proposals or arrangements with respect to any such acquisition.

Growth strategy for Smile.Media

          Smile.Media strives to offer the most diverse and comprehensive range of Internet offerings in the markets it serves and seeks to develop new properties and acquire, improve and increase revenue generation from existing underdeveloped properties both in Israel and internationally, by implementing the following strategies:

•

Increase revenue from Smile.Media’s existing properties. Smile.Media intends to increase its current user traffic and page views by offering more compelling content, increased functionality and additional services, such as community websites, social networking and user-generated content. Another opportunity to leverage its existing content and expand its advertising inventory comes through the extension of such content onto mobile platforms, adding to those currently offered by MSN Israel, Tipo, Seret and Vgames. Smile.Media also intends to continue to increase the advertising yield and transaction conversion rates of its existing Internet properties. We believe that improving the experience for users, advertisers, merchants and content providers, as well as expanding and enhancing its marketing initiatives to these groups, will enable Smile.Media to increase its market share.

•

Leverage Smile.Media’s experience in identifying, acquiring and improving the financial performance of Internet properties. Smile.Media has experience in defining areas of demographic interest, identifying selective underperforming Internet properties, acquiring them and improving their financial performance. During the last four years, Smile.Media acquired controlling interests in seven Internet properties and was able to realize cross-selling synergies and improve their operational results. We believe that similar Internet properties exist that might benefit from Smile.Media’s brand recognition, management experience and economies of scale and that Smile.Media could turn them into performing assets under its network.

•

Leverage Smile.Media’s demographic know-how to establish community based portals. We believe that Smile.Media’s extensive understanding of different consumer groups, cultures and characteristic of some of the ethnic user groups serves to enable Smile.Media to facilitate online communities. A virtual community or online community is a group of people that primarily or initially communicate or interact via the Internet, rather than face to face using portals or Internet-based social networks. We believe that this form of socio-technical behavior will provide significant advertising and eCommerce revenue opportunities as the proliferation of Internet-based social networks increases.

•

Pursue direct advertising relationships. Smile.Media plans to pursue more direct relationships with advertisers. In the year ended December 31, 2007, approximately 30% of its advertising revenues were derived from businesses to which Smile.Media directly sold advertising on its properties and the remaining revenue was derived from advertising agencies. Smile.Media intends to expand its direct sales force and provide incentives for them to focus on building more direct advertiser relationships. We believe that selling directly to more advertisers will reduce Smile.Media’s commissions and increase its margins, while improving its relationships and ability to cross-sell.

•

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

Business of 012 Smile.Communications

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

          Another major driver of growth in the Israeli communications market is Israel’s strong economy. According to the Israeli Central Bureau of Statistics, gross domestic product, or GDP, growth in 2007 was 5.0%, placing it ahead of the developed Western European nations and in line with developing Eastern European nations. At the same time, GDP per capita was approximately $23,500 placing it in a comparable range with developed nations.

          An additional factor behind the industry’s growth is the Israeli population, who we believe generally tends to adopt new technology more quickly than other societies. According to the Ministry of Communications, as of the end of 2006, fixed telephony lines passed 99% of Israeli homes, the broadband penetration rate was 62% of households, and the individual mobile telephone penetration rate was 106%, which demonstrates the significant utilization of multiple communication services by the Israeli population.

Regulatory Changes

          Israel traditionally had one telecom provider, the state-owned monopoly, Bezeq, which provided fixed-line services as well as cellular communications and international communications services. In 1994, the government began to break apart this monopoly and Bezeq was obligated to transfer parts of its operations, which were expected to be subject to competition, to independent subsidiaries. Although the communications industry continues to be highly regulated and participants must operate under license restrictions and conditional permissions, the rules are designed to reduce barriers to entry and make the market more competitive.

          In 1994, the government opened the cellular market for competition. In December 1994, Cellcom began operations in competition with Bezeq’s cellular subsidiary, Pelephone Communications Ltd. In 1998, a third cellular operator, Partner, began operations, and in 2001, a fourth license was granted to MIRS.

          In 1996, the international telephony market was opened to competition and in 2004, the government opened the international market to additional licensees while continuing to preclude the cellular operators from offering international telephony services.

          In furtherance of the government’s decision to open the domestic fixed-line communications sector to competition, the Ministry of Communications has issued several special licenses for the provision of transmission services beginning in 2000.

          The Ministry of Communications granted HOT a license in 2000 for the provision of broadband access services to ISPs, which was replaced with a license to provide fixed-line domestic services, including telephony, data communications, transmissions and infrastructure and access to Internet provides in nationwide deployment.

          The Ministry of Communications’ policy requires Bezeq and HOT to provide ISPs with “open access” to their infrastructure. Since 2005 several unique general licenses were granted for the provision of fixed-line domestic services without a geographical deployment or universal service obligations. The Ministry of Communications has also issued a number of limited experimental marketing VoB licenses. In 2005, the government privatized Bezeq, further opening the market by allowing full competition in the fixed-line telephony market and issuing domestic fixed-line, or DFL, licenses to other market participants.

          On January 31, 2007, the Ministry of Communications published its regulatory guidelines regarding regulation of VoB services. The main principles of the policy are as follows: Bezeq, or any of its subsidiaries, may not provide VoB services until such time as Bezeq’s market share in the fixed-line telephony market falls below 85% in either the residential or business sub-sector at which time Bezeq may seek permission from the Ministry of Communications to provide VoB services to that sub-sector. According to data published by the Ministry of Communications, Bezeq’s market share in the private segment in March 2008 was approximately 86%, and Bezeq International has already submitted a license request to the Ministry of Communication to provide VoB services. The Ministry of Communications will consider granting a VoB license to YES, Israel’s satellite television service provider, which is an affiliate of Bezeq, after February 2008, subject to deterioration in its competitive position and in light of the state of competition in the fixed-line local telephony market in general. For a period of two years, the interconnect tariffs between the VoB operators and Bezeq and HOT will be symmetrical, after which the Ministry of Communications will review the issue again. On February 5, 2007, Bezeq International, a wholly-owned subsidiary of Bezeq, filed an administrative appeal with the Israeli Supreme Court with respect to the Ministry of Communications’ policy on VoB services that was issued on January 31, 2007. Bezeq International petitioned the Supreme Court to cancel this restriction and to order the Ministry of Communications to grant it a permanent VoB license, or in the alternative, it requested that it be granted a provisional license that the Ministry of Communications would be able to revoke if it found compelling evidence that Bezeq International was abusing the license in order to hinder competition. On September 5, 2007, the Supreme Court denied Bezeq International’s appeal.

          In March 2007, the Ministry of Communications issued 012 Telecom the first license in Israel to test fixed WiMAX technology on a trial basis, which license was later amended to also include mobile WiMAX trials. The Ministry of Communications is currently developing its WiMAX policy, and in September 2007, it announced its intention to publish its policy for the “allocation of frequencies for broadband wireless access networks,” which includes the frequencies used by the WiMAX technology, to be published following a public hearing. According to the draft policy, which may be materially amended in the future, new operators that do not hold licenses issued under the Communications Law will have priority in the allocation of the frequencies, which may be granted based on tenders or on a “first request, first receive” basis. The Ministry of Communications’ draft policy does not fully specify the method that will be used in the allocation of the frequencies and it does not specify the weight that will be given to each consideration. The Ministry of Communications is expected to publish its policy on MVNOs later this year.

          In December 2007, the Ministry of Communications’ number portability program became affective. Pursuant to such program, all Israeli telecommunications operators are required to enable customer to retain their existing telephone numbers when switching to different providers.

          Recently, the Gronau Committee, which was appointed by the Ministry of Communications to consider and recommend the best way to evolve further sustainable competition in the communications market, has handed its recommendation to the Minister of Communications. These recommendations call for several structural changes within the markets, including Local Loop Unbundling of Bezeq’s infrastructure, which, if accepted and implemented, will allow 012 Telecom to compete in the MVNO and IPTV sector and improve its competitive position in the VoB business and WiMax services, while worsening the position of 012 Smile.Communications in other segments, by allowing the cellular operators in Israel to compete in the traditional long distance voice market. To date, the Minister of Communications has yet to comment on this report and there can be no assurance that the report will be implemented as recommended, or at all.

Market

          According to the Ministry of Communications, the Israeli communications market grew by 5.3% to approximately NIS 27.3 billion, 50% of which was from cellular services, 24% from local fixed-line and data, 12% from multi-channel TV, 7% from international telephony, 5% from ISPs and 2% from endpoint network services. The sector leading the growth in the market was the International Telephony sector which grew by 13%, followed by the ISP sector which grew by 12.3%, followed by the Multi-channel TV sector which grew by 8.5%. The remaining sectors had growth rates of less than 5%.

          The Israeli communications market today is dominated by three main groups: Eurocom, our controlling shareholder, The IDB Group and Bezeq Group, each with interests in the main communications sub-sectors. Of the three groups, Eurocom Communications is the only group that does not have a major interest in a cellular operator.

          The three largest ISPs in Israel are us, Netvision 013 Barak (a company held by The IDB Group) and Bezeq International (a company held by Bezeq group). Collectively, we believe that we, along with NetVision and Bezeq International, hold substantially all of the Israeli broadband Internet access market.

          The international long distance, or ILD, market in Israel is also highly competitive. This market was historically dominated by 012 Golden Lines, which we acquired in December 2006, Bezeq International and Barak. In 2004, the Ministry of Communications further deregulated the market by issuing ILD licenses to us, Xfone and NetVision. As a result of our acquisition of 012 Golden Lines, and NetVision’s acquisition of Barak, there are currently three dominant competitors in the market, us, NetVision and Bezeq International. The fourth competitor, Xfone, has a minor share of the market.

          According to data published by the Ministry of Communications in November 2007, Bezeq, which traditionally controlled the fixed-line communications market, has lost control of approximately 11.8% of the residential fixed line market and 7.4% of the business fixed line market as of September 30, 2007. In 2001, the Ministry of Communications issued us a point-to-point fixed-line special license for data services. In 2003, the Ministry of Communications issued a DFL license to HOT on the condition that it builds out a national infrastructure within three years and provide its services on a universal basis. In December 2005, 012 Telecom was granted a DFL license (which superseded our point-to-point fixed-line special license for data services) without universal service and autonomous infrastructure obligations. Similar licenses have been issued to Cellcom and Globcall, both respectively subsidiaries of IDB Group, and Partner, which is a major cellular operator that is not affiliated with any of the main groups. Bezeq is currently not allowed to bundle multi-channel TV, local telephony or other communications services. If, however, Bezeq’s fixed-line telephony’s market share drops below 85% in either the residential or business sub-sector, Bezeq may seek permission from the Ministry of Communications to begin bundling these services in such sector. According to data published by the Ministry of Communications Bezeq’s market share in the private segment in March 2008 was approximately 86%, and therefore we now estimate that Bezeq will be allowed to offer bundled services in the residential fixed line sub-market by the end of 2008.

          There are four companies presently providing cellular service in Israel: Cellcom (a subsidiary of IDB Group), Partner, controlled by Hutchison, Pelephone (wholly-owned by Bezeq) and MIRS Communications Ltd. (wholly-owned by Motorola).

          The Ministry of Communications has been encouraging competition in the communications market by imposing restrictions and limitations on Bezeq and its subsidiaries, including:

•	a prohibition on the abuse of its monopoly power and dominant position;

•	restricting the entry of Bezeq and its subsidiaries into the local VoB services market until Bezeq’s market share in the fixed-line telephony market falls below 85%;

•

an obligation to maintain complete structural separation between Bezeq and its subsidiaries pertaining to corporate structure and management systems, including finance, marketing, manpower, assets and data;

•	supervision of most of Bezeq’s tariffs; and

•

an obligation to provide “open access” infrastructure services to other licensees on an equal, non-discriminatory basis and a prohibition on granting its subsidiaries advantageous terms when providing such services.

The Ministry of Communications has also supported competition by:

•	separating infrastructure and service providers;

•	granting new licenses and encouraging new and innovative technologies such as VoB; and

•	mandating number portability.

Services

          012 Smile.Communications is a leading communications services provider in Israel offering a growing range of services, which currently include broadband and traditional voice services. 012 Smile.Communications’ broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, PRI services, IP Centrex, server hosting and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators. 012 Smile.Communications offers broadband and traditional voice services to a wide audience, which includes residential and business customers, including small office-home office, or SoHo, customers, small-medium size enterprise, or SME, customers, and large corporate customers, as well as international carriers and cellular operators. These services are offered through 012 Smile.Communications’ integrated multipurpose network that is deployed through points of presence, or PoPs, throughout Israel and in England, Germany and the U.S.

Broadband Services

          As of December 31, 2007, 012 Smile.Communications had over 508,000 active residential, business and carrier customers for its broadband services, including many of the largest companies in Israel, the Government of Israel and the two largest Israeli banks.

Access and Value-Added Services

          012 Smile.Communications is one of Israel’s three leading ISPs providing high speed broadband access to the Internet via ADSL and cable networks. 012 Smile.Communications estimates that its market share of the broadband Internet access market as of December 31, 2007, was 32.2% based on data contained in Bezeq’s 2007 annual report and the number of 012 Smile.Communications’ broadband access customers. 012 Smile.Communications offers high-speed continuous access connections employing digital leased lines at various bandwidths to meet customer needs. 012 Smile.Communications offers broadband access at speeds of up to 10 Megabits per second. In addition to Internet access, 012 Smile.Communications offers a diverse suite of value-added services that are incremental to its core Internet access service. 012 Smile.Communications’ value-added services are focused on enhancing customers’ Internet experience by providing additional features and applications and by increasing access security. 012 Smile.Communications’ value-added services help retain and strengthen its relationship with our customers.

Residential Customers

          012 Smile.Communications provides a suite of value-added services, to residential Internet access customers, including:

•	e-mail

•	wireless and wired home networking

•	unified messaging

•	on-line backup

•	global remote access

•	security services, including firewall and intrusion prevention, attack prevention, anti-virus, anti-spam

•	parental content filtering

•	content services

Business Customers

          012 Smile.Communications provides business Internet access customers with a suite of value-added services, including:

•

various security services, such as firewall and intrusion prevention, attack prevention, anti-virus, anti-spam, content filtering, secure socket layer communications protocol providing end-point authentication

•	on-line backup

•	unified messaging, networking

•	virtual private network, or VPN services

•	e-mail, including single, multiple and large mailboxes and domains

•	IP roaming

•	wireless and wired links

Specialized data services

          Specialized data services are provided to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. The fee structure for these services depends on three main factors: volume of capacity, distance and the type of technology used. Most services are provided under one to two year contracts. These services are provided using a variety of technological solutions, including:

•

International private line communication, or leased line, allows customers to purchase bandwidth point to point for exclusive use. Leased lines are based on E1 (2 Megabits per second), T1 (1.5 Megabits per second), DS-3 (45 Megabits per second), STM-1 (155 Megabits per second) and STM-4 (625 Megabits per second) transmission volume;

•

Ethernet over Synchronous Digital Hierarchy, or SDH, allows customers to connect to sites around the globe with a private LAN connection. Speed rates range from 2 Megabits per second up to 625 Megabits per second. Since SDH networks have bandwidth guarantees, the connection is suitable for video, voice and data information;

•

Asynchronous transfer mode, or ATM, connections offer four different quality of service levels, and speed rates up to DS-3 (45 Megabits per second), which is suitable for video, voice and data information;

•	Frame Relay connections based on the ATM backbone offer speed rates up to E1 (2 Megabits per second) for voice and data information; and

•

Multi protocol label switching, or MPLS, offers four different qualities of service levels. MPLS also enables us to offer performance levels, efficient network management, traffic engineering and VPN services.

VoB Services

          In September 2004, 012 Smile.Communications was granted an experimental license to provide trial VoB services and subsequently began offering service to a limited number of subscribers in 2005. Under the license, 012 Smile.Communications was precluded from providing this service to more than 13,000 subscribed lines until February 2007, at which point it received authorization to provide VoB local telephony services without any limitation through a wholly owned subsidiary, 012 Telecom. As of December 31, 2007, 012 Telecom had approximately 33,297 VoB local telephony lines.

          012 Telecom’s VoB local telephony customers can make and receive calls using a standard telephone plugged into a specialized VoB unit that can be used almost anywhere a reliable broadband Internet connection is available. 012 Telecom transmits these calls using VoIP technology, which converts voice signals into digital data packets for transmission over the Internet and provide its service by using its customers’ existing broadband Internet connections. We believe that 012 Telecom’s VoB service can be a replacement for or a complementary alternative to fixed-line telephony services, allowing us to cost-effectively enter the Israeli local telephony market with a product that can be bundled with the other services we offer.

PRI Services

          012 Smile.Communications began offering primary rate interface, or PRI, services to business customers in December 2005. This service, which offers high quality point-to-point PRI ISDN communications lines, over which up to 30 calls can be transferred simultaneously, is primarily used by large corporate customers, including some of Israel’s largest corporations. Following the grant of the unique general license for domestic telephony to 012 Telecom in February 2007, this business was transferred from 012 Smile.Communications to it’s wholly owned subsidiary 012 Telecom.

IP-TRUNKING Services

          IP-TRUNKING services which provide interconnections between service providers using session initiation protocol, or SIP, have been offered to business customers since February 2007. This service, which offers high quality point-to-point IP communications lines, over which up to 60 calls can be transferred simultaneously, is offered to business users. 012 Telecom was the first communication services provider in Israel to supply IP-TRUNKING to the business community.

IP Centrex

          Since 2005, 012 Smile.Communications has provided business customers with an IP-based PBX, or telephone switching system, which connects to the customer through a broadband connection, IP Central Office Exchange Service, or IP Centrex, and offers VoIP and other IP-based services as well as connectivity to the regular telephone system. Among the IP-based services offered are 4-digit internal calling, web-administration portal, free calls between different branches world-wide, conference bridging, Interactive Voice Response, or IVR (auto attendant), call hold, call transfer, last number look-up and redial, call forward and three-way calling. This service is offered today by 012 Telecom in accordance with the license granted by the Ministry of Communications.

Server Hosting and Co-Location Services

          012 Smile.Communications operates three server hosting facilities with approximately 16,000 square feet of space. Its newest hosting facility, opened in June 2007, is designed to provide and support the most advanced set of communications services, where it houses web servers and related software and provide connectivity to the Internet for business customers. Many customers utilize 012 Smile.Communications’ services to manage their web servers, which generate a considerable amount of traffic, ranging from thousands to hundreds of thousands of hits a day. Clients are able to configure and operate their servers remotely and save on router, Internet connection, security system and network administration costs. 012 Smile.Communications also offers co-location services to its business customers at its server hosting facilities. As part of its co-location services, 012 Smile.Communications houses the back-up servers used by businesses to ensure that their systems do not lose data or suffer a lengthy interruption of service because of a power outage, computer fault, or other reasons. 012 Smile.Communications supplies power, lights, network bandwidth and the physical security of the site and its facilities have multiple power backups that are able to provide power during lengthy power outages.

WiFi Network

          012 Smile.Communications currently operates a comprehensive network of hotspots covering hotels, hospitals, other public areas and all commercial airports throughout Israel. 012 Smile.Communications has entered into contracts with many of the entities that sponsor the service in their facilities or communities and is the exclusive provider in their premises. Many of these contracts provide for revenue sharing arrangements. 012 Smile.Communications also provides open public access WiFi services throughout central Jerusalem and plans to continue to expand its WiFi footprint by adding additional hotspots at various locations in Israel.

WiMAX Services

          In March 2007, 012 Telecom received a license from the Ministry of Communications to conduct fixed WiMAX technology trials in several locations in Israel, including the largest high-tech business center in the Tel Aviv area. The license was amended in August 2007 to also include mobile WiMAX technology trials. WiMAX stands for Worldwide Interoperability for Microwave Access.

          WiMAX technology has the capacity to support value-added applications, including live video broadcasting, high-speed data, high quality voice and multimedia content to a wide coverage area. 012 Telecom expect that a WiMAX network will create new communication paths into homes or offices as well as provide a broadband connection any time and anywhere in our coverage area.. This will also provide support for wireless transmissions for future mobility applications as well as devices offering VoIP in conjunction with WiFi technology, and providing last-mile wireless broadband access as an alternative to cable and ADSL service.

          The Ministry of Communications has licensed 012 Telecom the use of the 2.5, 3.5 and 3.7 gigahertz spectrums for a period of one year on a trial basis. The trial will provide 012 Telecom with valuable technical and feasibility insights for future WiMAX project roll-outs. 012 Telecom intends to test “fixed WiMAX” technology, which delivers transmissions via a wireless broadband connection from a single point to multi-points. 012 Telecom intends to test broadband and traditional voice services that can be accessed by a user’s handheld device or handset, such as a mobile phone, personal digital assistant, or PDA, or laptop. In addition it intends to test “mobile WiMAX” technology to establish local broadband wireless systems that will provide coverage over a large geographic area.

Traditional Voice Services

          012 Smile.Communications offers traditional voice services to residential and business customers throughout Israel and to international carriers and local cellular operators. As of December 31, 2007, 012 Smile.Communications had approximately 807,000 customers registered in its database, of which approximately 392,000 customers used its services and were billed by 012 Smile.Communications in the prior 12 months. In addition, 012 Smile.Communications bills Israeli carriers for their customers’ use of its services, which in the last 12 months were generated from over 770,000 lines. 012 Smile.Communications traditional voice services include incoming and outgoing international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators.

Incoming and outgoing International Telephony Services

          012 Smile.Communications is one of the three largest international telephony services providers in Israel, providing international telephony services to over 240 countries through direct connections with approximately 100 carriers. 012 Smile.Communications believes that as of December 31, 2007, it accounted for approximately 33% of the total international telephony traffic in Israel.

          The outgoing international telephony services offered to 012 Smile.Communications’ residential and business customers include direct international dialing services, international and domestic pre-paid and post-paid calling cards and call-back services. Post-paid cards offer the customer the ability to use an international calling card, which is paid for through the customer’s account with us. Pre-paid cards allow the customer to purchase call time in advance. Pre-paid cards are sold to distributors, which are treated as business customers, for distribution in the residential market. In addition, business customers are offered international toll-free numbers and the 012Mobile service. 012Mobile is an international GSM cellular service offering fixed rates on calls from anywhere in the world.

          012 Smile.Communications offers incoming international telephony services to international carriers, which include termination services for telephone calls originating outside of Israel.

Hubbing Services

          012 Smile.Communications provides hubbing-traffic routing between approximately 100 network operators. Hubbing is defined as architecture where several network operators connect to a peering point, or a hub, from where they are rerouted.

Roaming and Signaling Services

          012 Smile.Communications provides roaming and signaling services for cellular operators. Signaling messages indicate a mobile user’s location while roaming within Israel through our signal transfer point, or STP, or when traveling abroad. 012 Smile.Communications bills the cellular operators based on the number of signaling messages sent and received.

Marketing and Sales

          012 Smile.Communications focus is to present a “One-stop Shop” solution to its residential and business customers by offering a diverse basket of solutions and a unique service experience in a competitive environment. 012 Smile.Communications seeks to strengthen its brand awareness and to create a unified branding approach among its voice and data customers for its various service offerings. 012 Smile.Communications also actively promotes and cross-sell services to existing customers with special bundled offerings aimed at servicing their communications needs and enhancing customer loyalty. 012 Smile.Communications current marketing focus, in line with its overall strategy, is on offering a wide range of broadband bundles, including VoB local telephony provided by 012 Telecom.

          The marketing and communications strategy is executed through all levels of the business. Marketing teams targets the business and residential sub-sectors separately. Each marketing team includes specialists who focus on marketing communications and product development, and has an economics control manager who ensures that all marketing activities are cost effective.

          012 Smile.Communications engages in a variety of marketing and promotional activities to stimulate awareness of its broadband access services, traditional voice services and VoB telephony services provided by 012 Telecom. These efforts are directed both to consumers who have not previously subscribed to its services and to users who may switch to 012 Smile.Communications’ services after learning of their affordability and reliability. 012 Smile.Communications principally employs targeted high-visibility media, including television, radio, Internet and printed media advertising to solicit new customers. 012 Smile.Communications uses data mining as well as targeted market research and surveys to properly focus its marketing efforts to its segmented customer base and to enable it to react swiftly to new demands from customers and changes in the market.

          012 Smile.Communications target customer segments are residential and business customers. 012 Smile.Communications has identified within the residential market several groups of customers and target marketing and sales accordingly. The business customer base marketing and sales focus is segmented according to business size: SoHo, SME and corporate. 012 Smile.Communications also separately markets its traditional voice services to carriers.

          012 Smile.Communications’ channel marketing program involves the promotion of its services by its marketing partners to their own customers. These joint marketing programs provide 012 Smile.Communications with distinct advantages, including the ability to gain leverage from the marketing partner’s brand through joint advertising and promotions and cost-savings from contributions from marketing partners to our advertising and promotion budget. Marketing partners typically display 012 Smile.Communications’ applications and logos in their retail stores, distribute promotional materials with their own products and services, and engage in joint promotion and co-marketing activities. Registering a new customer is easily performed through an on-line registration web-accessed platform. 012 Smile.Communications’ channel partners include:

•	retail computer chains located in the largest shopping malls in Israel, who offer its Internet services accompanied with relevant software, hardware and communication products, and

•	numerous stand-alone PC stores that promote its Internet service and are compensated with a success fee.

Customer Service and Support

          012 Smile.Communications has a strong commitment to customer satisfaction. Customer satisfaction has contributed to low churn rates and enabled customer growth through customer referrals. 012 Smile.Communications believes that the key factors contributing to customer satisfaction are network performance, reliability speed of the Internet access, customer service and technical support.

          Customer service and support operations are supported by integrated customer relationship management, or CRM, and computer technology integration, or CTI, systems. This integration allows 012 Smile.Communications to successfully leverage its marketing and sales personnel and technology resources in line with its strategy, and to offer more efficient service to our customers. 012 Smile.Communications is able to efficiently access relevant client information (for example, the most often dialed numbers) and determine the potential spending of a customer and cross-selling opportunities. It also uses data mining to provide call representatives with the best possible information about a customer.

          012 Smile.Communications’ sales and customer service functions are carried out by separate service centers that respond to calls from residential and business customers. 012 Smile.Communications services its customer groups through dedicated multi-language call center personnel and multi-language technical support staff. The business service center is responsible for sales and customer care for the business sector. Its business service center’s marketing and sales force has three areas of focus: broadband access, traditional voice and specialized data services.

          Technical support is available to all residential and business customers on a 24-hour basis. Customers can obtain customer support by telephone, e-mail or fax. 012 Smile.Communications also publishes printed reference materials and maintains comprehensive descriptions of its customer care services on its website as well as troubleshooting tips and configuration information.

Network and Technology

          012 Smile.Communications continuously works on developing and enhancing its technology platform and infrastructure and aim to remain at the forefront of the communications market and to provide high quality service to its customers with stable and robust network and technology systems.

          012 Smile.Communications has invested heavily in its multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using IP. The investment has allowed it to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. 012 Smile.Communications’ network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies, such as WiMAX. In addition, 012 Smile.Communications uses the network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of its business customers.

          The multi-purpose network supports broadband data and traditional voice services across Israel, as well as dial-up, ADSL, ISDN and cable broadband services. 012 Smile.Communications’ network infrastructure is designed to provide customers with reliability and throughput, while minimizing costs through efficient use of 012 Smile.Communications’ international and domestic infrastructure. Reliability is primarily achieved through redundancy in mission critical systems, minimizing the number of single points of failure, that is, points where the failure of a single component of the network could interrupt service to customers. Throughput is achieved by deploying robust systems, diverse network architecture, multi-peered Internet backbone connections, efficient load balancing and high-speed switching cores. Efficient bandwidth allocation and management is achieved through constant monitoring of Internet traffic and web caching that optimizes the flow of traffic through its multiple Internet connections.

          In order to optimize the performance of its network and support systems, 012 Smile.Communications consistently utilizes some of the most specialized and advanced communication technologies, software and equipment, working with vendors such as Cisco, Amdocs, Nortel, PeopleSoft, BroadSoft, Juniper, Hewlett-Packard, IBM, Microsoft and Checkpoint.

ISP Network Infrastructure

          012 Smile.Communications’ ISP network infrastructure is built on the basis of three tiers: core, aggregation and access.

          Core

          The core tier of the network is built around three backbone datacenters (one in Tel Aviv and two in Petach Tikva), all in central Israel. These three main sites are interconnected using a dense wavelength division multiplexing, or DWDM optical ring which provides a total of 20 Gigabits per second bandwidth between the sites. The connection that links the devices to the core tier uses 10 Gigabit Ethernet technology. Each datacenter in itself is built in a multiple star topology (either dual star or triple star), in order to achieve multiple levels of reliability. The network fully supports multi protocol label switching, or MPLS, which enables us to ensure quality of service for critical applications and utilize advanced techniques such as traffic engineering and service level agreements, or SLAs. MPLS also plays a crucial role in offering value-added services to business customers, such as virtual private network, or VPN, access.

          The core edge is where the network interconnects with other ISP networks that are either operated by other ISPs in Israel or international upstream providers. 012 Smile.Communications is directly connected to all the other major Israeli ISPs as well as to the Israeli Internet Exchange (IIX). The network edge spans to three of the world’s largest Internet hubs, where 012 Smile.Communications co-locates edge routers in order to peer with upstream providers. Those hubs are located in New York, London and Frankfurt. This international and local reach of the network is designed to assure both geographical redundancy and efficient routing.

          012 Smile.Communications has approximately 7 Gigabits of Internet connection capacity between Israel, Europe and the United States, and a local Internet connection capacity of 30 Gigabits. 012 Smile.Communications continuously monitors capacity demands on its network and expands network resources ahead of market demands. 012 Smile.Communications operates a 24 hour, seven days a week, 365 days a year, network operations center staffed with trained operators who utilize advanced monitoring hardware and software systems to ensure that the quality of its service meets the standards provided in its SLAs, and immediately handle faults if those occur. The network operation center monitors network traffic, quality of service and security issues, as well as the performance of the equipment located at each of the various datacenters and points of presence.

          Aggregation

          The aggregation tier aggregates the access tier into the core backbone using MPLS technology and 10 Gigabits Ethernet links. This tier is based on carrier grade Ethernet switches in a fully redundant topology.

          Access

          The tiered network enables access between different network functions providing customers with three major connectivity options to access the network:

•	Broadband access: provided through either Bezeq, the incumbent local telephony operator, offering ADSL lines, or by HOT, the incumbent local cable provider that offers cable-modem access.

•

Leased line access: provided through third party transmission providers. 012 Smile.Communications’ leased line offerings include Frame-relay, E1, DS3, and Fast Ethernet lines. All business customers using this access are connected through dedicated routers in order to provide the highest level of service.

•	Wireless access: provided to customers that are located within close proximity to one of our PoPs or requiring point to point or point to multi-point connectivity.

     International Telephony Switching Systems

          Through its international telephony switching systems, 012 Smile.Communications has connections with international carriers in North America, South America, the Middle East, Western Europe, Eastern Europe, Asia and Africa. Its intelligent network platform provides post and pre-paid services and international toll free services. These platforms give 012 Smile.Communications the ability to build new services without using a vendor’s intervention. These platforms also provides the ability to connect with other telecommunications providers using IP connections as well as legacy time division multiplexed, or TDM, connections.

          012 Smile.Communications’ international telephony services are provided to and from Israel by means of four marine communications cables designed for the rapid transfer of large capacity content. Most of the communication traffic to and from Israel is routed via the Lev and Med Nautilus submarine cable systems whose capacity far exceeds that of the other two cables, Emos-1 and CIOS. 012 Smile.Communications uses this infrastructure to provide its international telephony services under agreements with the owners of the rights to these cables.

     Transmission Network

          An independent transmission infrastructure is used in order to connect 012 Smile.Communications’ sites. The network is based on an X Display Manager, or XDM, platform at the core and a service delivery management, or SDM, platform at the edge. All elements are actively controlled and managed with network specific software.

          012 Smile.Communications’ network implements Dense Wavelength Division Multiplexing, or DWDM, over leased fibers throughout its sites utilizing up to 32 wavelengths (of which currently 8 are being utilized) providing Gigabit Ethernet and SDH STM-16 connectivity between the sites.

          012 Smile.Communications’ provides broadband services from its Israeli sites in Petach Tikva and Tel Aviv, which interconnect with both international and domestic carriers. 012 Smile.Communications’ also has PoPs in Europe (London and Frankfurt) and the United States (New Jersey). These five sites create a multi-technology, multi-service, fully redundant network.

          012 Smile.Communications’ IP network is able to ensure the proper quality of service for each application. This has enabled 012 Smile.Communications to use the same IP network to support its international telephony operations as well as its Internet operations. In order to increase its voice network reach, 012 Smile.Communications installed a VoIP gateway at its facility in Frankfurt. This gateway enables 012 Smile.Communications to transmit calls in a more cost efficient manner between Israel and Europe. 012 Smile.Communications intends to install such gateways at its other international facilities.

          In order to generate warnings, the anti-fraud system relies on a set of filters. Those filters are manually defined by 012 Smile.Communications’ anti-fraud team. 012 Smile.Communications’ anti-fraud operation center is manned 24 hours a day, 365 days a year. The anti-fraud team investigates every warning message produced by the system. Because of the high level of sophistication of telephony hackers, the filters are updated manually and on regular basis to answer any new threat that hackers may devise and to make sure that the usage policy of the telephony system is imposed.

     VoIP-Local Call System

          012 Telecom’s integrated VoIP local call system has been designed to provide smooth scalability. A class 4 switch in Petach Tikva using a media gateway enables connections under European and US standards and SIP, and ISDN user port, or ISUP, signaling. This platform provides the ability to connect with other communications providers using IP connection as well as legacy TDM connection.

          012 Telecom also has a class 5 switch in Petach Tikva with enhanced Internet access that enables customers to change and operate features of their telephone line. The platform offers a wide range of services including IP Centrex multimedia, IP infrastructure and security, provided by specialized routers, firewalls and a session boarder controller.

Competition

          012 Smile.Communications faces competition in all segments of its operations. In each segment, competition to a large extent depends on price and quality of service. Some of its competitors and potential competitors may have greater financial, technical and marketing resources than 012 Smile.Communications does. Moreover, 012 Smile.Communications’ services are subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

          The markets for providing broadband services and traditional voice services are highly competitive and currently dominated by 012 Smile.Communications and two additional service providers. We believe that 012 Smile.Communications, Bezeq International and NetVision account for substantially all of the traditional voice and broadband Internet access market in Israel.

          012 Telecom is the first company to provide VoB services in Israel and the first to obtain a commercial license in Israel to offer VoB services without any limitation on the number of subscribers. 012 Telecom’s competitors in the local telephony market include Bezeq, HOT and two of the local cellular operators. 012 Smile.Communications and 012 Telecom also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.). We expect competition in this market to intensify in the future. Such competitive environment could intensify price competition and limit our ability to maintain or increase our market share of the local telephony market.

          In the future, 012 Smile.Communications may face additional competition in the international telephone market from cellular operators in Israel, such as Cellcom, Partner and Pelephone, if the Ministry of Communications lifts the restrictions currently preventing them from providing international telephony services, as well as from YES, Israel’s sole satellite television service provider.

          In the future, 012 Smile.Communications may face additional competition for its services from cellular operators in Israel, such as Cellcom, Partner and Pelephone, which have already received ISP licenses, and from international ISPs. Moreover, companies that provide connections to consumers’ homes, such as Bezeq and HOT, are currently restricted from providing broadband Internet access and international telephony services. In the future, the Ministry of Communications may grant licenses to them or other providers for the operation of such services.

          We believe that 012 Smile.Communications has competed favorably to date, based on its strong brand recognition, achieved principally through innovative marketing programs, and its emphasis on providing fast and reliable, high quality services and superior customer service and support.

Intellectual Property Rights

          Service marks and trademarks, trade secrets and other intellectual property are important to 012 Smile.Communications’ success and competitive position. 012 Smile.Communications relies on trademark law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite 012 Smile.Communications’ precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries is uncertain and still evolving. Israeli trademark registrations may be renewed based on continued use. 012 Smile.Communications also claims common law protection on certain names and marks that we have used in connection with its business activities.

Government Regulation

     General

          The Israeli communications market is highly regulated and as a result a significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Communications Law and the provisions of our licenses. The Ministry of Communications has the regulatory authority and broad discretionary powers under the Communication Law and our licenses. The current policy of the Ministry of Communications is not to limit the number of licenses granted to qualified licensees.

     Licenses and Applications

          The table below lists the licenses that were granted to 012 Smile.Communications, the type of services offered under each of such licenses and their respective terms:

License	Services we provide		Expiration of licenses

International telephony license (general license)	Voice		June 2024, with possible extensions for 10 years each.
	•	Outgoing and incoming international telephony services

	•	International calling card services

VoB and DFL license (granted to 012 Telecom Ltd., our wholly-owned subsidiary) (general license)	Specialized data services Local data and voice services		December 2025, with possible extensions of 10 years each.
	•	Local telephony using VoB access
	•	Local telephony using dedicated lines based on PRI services

ISP license (special license)	Internet services including broadband services (without voice)		June 2012
	•	ADSL/cable/dial-up Internet access
	•	Value-added services
	•	WiFi

WiMAX technology (experimental license 2007)	Broadband, data, international and local voice service based on the WiMAX infrastructure		The experimental license for the city of Sderot and the Negev area will expire in September 2008;

The experimental license for the city of Tel-Aviv will expire in April 2009.

Call routing license (special license)	Domestic and international outgoing pre-paid and post-paid calling card services		July 2008 (the Ministry is currently considering our request for an extension for an additional 5 year period)

Endpoint network services	Supply, install, operate and maintain all types of endpoint network equipment, including central switchboards, telephone cables, connection closets, etc.		January 2013

     Terms of the Licenses

          Generally, the terms of the licenses granted to 012 Smile.Communications are similar. In each case, the Ministry of Communications under the terms of the licenses has discretion over the form and scope of customer agreements and 012 Smile.Communications may be required to revise such agreements if requested by the Ministry of Communications. The main terms of the licenses are as follows:

     Service Provision

          012 Smile.Communications’ international telephony license is a general license that requires it to provide services on a universal and non-discriminatory basis. In addition, 012 Smile.Communications is required to allow interconnections between its network and other holders of general licenses and to furnish other licensees with all required information to do so. Any such interconnectivity must also be offered at the rates set by the Interconnect Regulations as described under “Interconnect and other charges” below. 012 Smile.Communications’ licenses do not allow it to terminate or suspend services to its customers unless such termination or suspension is based on grounds specified in the license, including, for example, a customer’s default in payment. Moreover, in certain circumstances, such termination or suspension requires the approval of the Ministry of Communications.

          Under Israeli law and the provisions of our international telephony and DFL licenses, 012 Smile.Communications must provide the Israeli security and defense forces with special services if required. Payment for such services is to be determined by agreement, on the basis of the reasonable expenses incurred to provide such services and the prices otherwise charged for these services.

Local Presence and Shareholding Requirements

          Regulations issued under the Communications Law require that the CEO of 012 Smile.Communications, any member of its board holding an executive role, as well as a majority of the members of the board shall be citizens and residents of the State of Israel. In addition, 012 Smile.Communications is required to maintain its center of operations in Israel.

          012 Smile.Communications’ general licenses also require that Israeli residents and citizens have minimum shareholdings in the company. In that regard, throughout the term of the VoB and DFL License, at least 20% of its means of control must be held by an Israeli citizen and resident or by an entity the controlling shareholder of which is an Israeli resident and citizen, while under the international telephony license at least 26% of its means of control must be held by Israelis at all times. “Means of control” is defined as voting rights, the right to appoint a director or general manager, the right to receive dividends, or the right to participate in distributions upon liquidation.

Minimum Achievement Commitments

          012 Smile.Communications’ general licenses require that it achieve and maintain certain milestones. Its VoB and DFL license requires it to provide services of a scope that will, in the aggregate, produce proceeds of not less than NIS 50 million over an aggregated period of three years from commencement of the services (a milestone which we expect to achieve). Under its international telephony license, 012 Smile.Communications is required to maintain an irrevocable right to use an infrastructure system securing its ability to provide international connect services for a period of at least five years with sufficient scope to provide for at least 25% of its projected capacity requirements, which 012 Smile.Communications has secured through an agreement with Med Nautilus.

Obligations in Relation to Holdings and Restrictions on Transfer

          Under the terms of its general licenses, the transfer or pledge by 012 Smile.Communications of any of its “License Assets” (defined as the assets required by the licensee for the provision of its services) requires the prior written consent of the Ministry of Communications. Such consent may be subject to conditions prescribed by the Ministry of Communications, which shall grant its consent to such transfer or pledge if it finds that foreclosure of the pledge will not cause any disruption to the provision of 012 Smile.Communications’ services.

          The pledge of License Assets does not require the prior written consent of the Ministry of Communications if it is made to an Israeli bank in connection with credit extended by the bank under an agreement in which the bank undertakes that foreclosure of the pledge will not cause any disruption to the provision of services and provided that a prior notice of such pledge or transfer has been given to the director general of the Ministry of Communications.

          012 Smile.Communications’ licenses require the approval of the Ministry of Communications for the acquisition of 10% or more of its means of control. A separate approval from the Ministry of Communications is required for the acquisition of 25% or more of 012 Smile.Communications’ means of control or for the acquisition of means of control providing its holder with the direct or indirect ability to have a significant influence over 012 Smile.Communications’ operations, and an additional approval from the Ministry of Communications is required for the acquisition of 50% or more of its means of control or for acquisition of means of control providing its holder with the direct or indirect ability to direct 012 Smile.Communications’ operations. In each case the ability to influence or direct 012 Smile.Communications’ operations may arise from its articles of association, from written or oral agreement or from holding any means of control or otherwise, other than from holding the position of a director or an officer, and the holder of largest share of any type of means of control is deemed to have the ability to control 012 Smile.Communications’ operations.

          The prior mentioned provisions do not apply to the acquisition of “Traded Means of Control,” defined as a mean of control listed on a stock exchange or that were offered to the public, provided that the initial public offering was approved by the Ministry of Communications and that the acquisition of Traded Means of Control does not involve a change of control. 012 Smile.Communications received such approval. 012 Smile.Communications’ general licenses require it to provide written notice to the Ministry of Communications of the acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of its means of control within 21 days of becoming aware of such acquisition.

          In addition, 012 Smile.Communications is required to provide written notice to the Ministry of Communications within 21 days of becoming aware of an acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of its means of control. It is also required to apply for the approval of the Ministry of Communications of (i) any acquisition of its Traded Means of Control as a result of which any entity becomes a holder of 10% or more of its means of control, or (ii) an acquisition of 25% or more of its traded means of control, or (iii) an acquisition of 012 Smile.Communications’ Traded Means of Control providing its holder with the direct or indirect ability to have a significant influence over its operations, provided that in any and all such cases, the acquisition does not result in a transfer of control over 012 Smile.Communications. Moreover, within the scope of the notice to the Ministry of Communications, we are required to apply for an approval of such acquisition. Such application is to be filed within 21 days of us becoming aware of such acquisitions.

          Any holding of 012 Smile.Communications’ Traded Means of Control that requires the approval of the Ministry of Communications will be, unless the approval is granted, regarded as “dormant shares” within the meaning of the Israeli Companies Act until such approval is obtained, such that the shares carry no rights and may not be voted at a general meeting except for the right to receive their pro rata portion of dividends and distributions paid to shareholders. These provisions of 012 Smile.Communications’ licenses are incorporated into its articles of association.

          Similarly, 012 Smile.Communications’ general licenses provide that a holder of means of control in the company or in a shareholder, which holds at least 5% of 012 Smile.Communications’ “means of control,” may not grant a pledge over its holdings if as a result of foreclosing the pledge, the pledge holder may (i) hold 5% or more of the company’s means of control (25% or more in the case of a pledge granted to a bank), (ii) hold 25% or more of the company’s means of control or means of control providing it the direct or indirect ability to have a significant influence over 012 Smile.Communications’ activities, or (iii) 50% or more of it means of control or means of control providing it with the direct or indirect ability to control 012 Smile.Communications’ activities. These rules do not apply if the pledge agreement requires the prior approval of the Ministry of Communications for the foreclosure of the pledge. There is no specific regulation with respect to the enforcement of this requirement or a requirement that the Ministry of Communications approves the pledge agreement. General provisions with respect to breach of the licenses apply.

          Furthermore, under 012 Smile.Communications’ general licenses, it must maintain a minimum level of shareholders’ equity. Under each of its DFL (VoB) and international telephony licenses 012 Smile.Communications’ shareholders’ equity on a combined basis must equal or exceed NIS 25 million ($6.5 million) and NIS 20 million ($5.2 million), respectively. Approval of the Ministry of Communications would be required under the terms of these special licenses if there is a change in 012 Smile.Communications’ means of control.

          Under the Communications Law, a license, including any right granted under the license, is non- transferable, non- encumberable and incapable of being seized. However, the Ministry of Communications may, in special circumstances, allow the transfer of a license in the case of structural changes and upon the satisfaction of stipulated conditions, if the Ministry of Communications is convinced that all of the conditions satisfied by the transferor are satisfied by the transferee.

Interconnect and other charges

          012 Smile.Communications is required to interconnect its network to other public communications networks in Israel, on equal terms and without discrimination, in order to enable registered customers of all operators to communicate with one another. Similarly, Bezeq, HOT and all of the cellular operators must provide 012 Smile.Communications with use of their networks for the purpose of transmitting its international and local fixed-line traffic, as well as with open access for the purpose of providing ISP services.

          The Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000 issued by the Ministry of Communications establish the interconnect tariffs among landline operators, international call operators and cellular operators as follows:

•

The maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network was reduced. This tariff was reduced from NIS 0.2659 per minute to NIS 0.2327 per minute as of March 1, 2008.

•

The interconnect tariff payable by a landline operator for the completion of a call on another landline network is NIS 0.0432 per minute (NIS 0.0239 per minute at off-pick times). The Ministry of Communications announced its intent to review the symmetrical interconnect tariffs between landline operators operating a VoB network and other landline operators not later than February 2009.

•

The maximum interconnect tariff payable by an international call operator for the completion of a call on a cellular network was reduced from NIS 0.25657 per minute to NIS 0.2327 per minute as of March 1, 2008.

          These tariffs do not include value added tax and are updated in accordance with the regulations in March of each year based on the change in the Israeli CPI published each January. 012 Smile.Communications has agreements with Bezeq, HOT and the cellular operators establishing procedures of interconnecting our networks and allowing each operator to collect and remit the interconnect tariffs.

Indemnity and Insurance

          012 Smile.Communications’ general licenses require it to fully indemnify the State of Israel with respect to any third party claim made against the State of Israel in connection with the establishment, use, deployment and maintenance of its network and/or any other aspect of the services provided. In addition, 012 Smile.Communications must consistently maintain adequate insurance coverage to the satisfaction of the Ministry of Communications.

Networks

          012 Smile.Communications is required to confirm, by performing periodic inspections, that its network infrastructure and services comply with all applicable standards and technical specifications established by the Ministry of Communications or any regulatory body in Israel or a foreign regulatory body recognized in Israel under a license.

Termination and Fines

          The Ministry of Communications may terminate 012 Smile.Communications’ licenses if it materially default under the terms of the licenses, do not comply with the Ministry of Communications’ instructions or fail to cure a nonmaterial default within the prescribed grace period. Each of the licenses may also be terminated if 012 Smile.Communications becomes bankrupt, effects a voluntary dissolution or becomes subject to the appointment of a receiver or liquidator, if means of control in the company are transferred without the necessary prior approval of the Ministry of Communications, or if the Ministry of Communications has determined that it is required to terminate the license based on public policy considerations. In certain circumstances the Ministry of Communications may amend the terms of 012 Smile.Communications licenses (for example in order to ensure the existence of competition or to adapt to recent technological changes). Each license grants the Ministry of Communications general access and inspection rights to 012 Smile.Communications’ premises and books. Upon expiration or termination of a license, 012 Smile.Communications is obligated to transfer its network infrastructure and related contracts to the subsequent license holder appointed by the Ministry of Communications. Compensation for such transfer is established on the basis of market prices assuming a going concern value.

          The Communications Law and 012 Smile.Communications’ licenses allow the Ministry of Communications to impose upon it substantial fines for breach of the terms of the licenses. Following a recent increase in the amount of fines that may be imposed, the maximum amount per violation that may be imposed is NIS 1.4 million plus 0.25% of our annual revenue from the preceding year. An additional fine of 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry of Communications has determined that certain service-related terms in the licenses are “service terms.” The maximum fine per violation of a “service term” is up to twice the amount of any other fine set in the license for such a violation for each period of 30 days or portion thereof during which the violation continues.

          012 Smile.Communications’ general licenses require that it provides the Ministry of Communications bank guarantees to secure compliance with the terms of its licenses and payments of fines or indemnity it is required to pay to the Ministry of Communications. Accordingly, as of December 31, 2007, 012 Smile.Communications has provided a bank guarantee of $4.8 million in connection with its international telephony license and a bank guarantee of $2.3 million in connection with its VoB and DFL license. The Ministry of Communications may call the bank guarantee if 012 Smile.Communications breaches a material term of its license, do not obtain proper insurance as required under the terms of the license, do not pay the required royalties, do not pay any fine that may be imposed upon it, or if the Ministry of Communications suffers damages as a result of cancellation of its license.

     Extension of Licenses

          012 Smile.Communications’ licenses provide that the original terms of the licenses may be extended by the Ministry of Communications for successive periods of ten years for the international telephony license and the VoB and DFL license and five years for the call routing license, provided that 012 Smile.Communications has complied with the license and applicable law, has continuously invested in the improvement of the service and network and has demonstrated the ability to continue to do so in the future.

     Royalty Payments to Ministry of Communications

          Under each of its general licenses, 012 Smile.Communications is required to pay royalties to the State of Israel on royalty-bearing revenues (defined as all of the revenues from providing services under the licenses net of certain deductions, such as interconnect fees, amounts paid to out-of-the-country communications providers for completing outgoing calls, revenues from providing transmission services to other license holders, revenues from sale of equipment and bad debts). The royalties are payable on a quarterly basis at a current rate of 2%, which according to regulations issued by the Ministry of Communications will be reduced to 1.5% in 2009 and to 1.0% starting January 1, 2010.

          In June 2006, the Ministry of Communications demanded that 012 Golden Lines pay NIS 7.5 million in royalties based on its calling card income for the years 1997 through 2000. This demand was first raised in a letter from the Ministry of Communications in January 2001, and several meetings and discussions took place in the interim. In response to the Ministry of Communications’ demand, 012 Golden Lines provided a legal opinion, or the Opinion, indicating that the demand and the provisions of the license on which it was based are beyond the scope of authority of the Ministry of Communications. The response by 012 Golden Lines also included a demand for the return of NIS 9.9 million in previously made payments to the Ministry of Communications due to overcharges. On April 17, 2008, we sent a letter to the Ministry of Communications demanding that it state its position regarding the findings included in the Opinion. On April 27, 2008, the Ministry of Communications responded to our letter and informed us that its demand regarding our alleged debt remains and that it has conducted several discussions on the subject and will notify us of its position shortly.

Business of Smile.Media

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

Online Advertising

          Much of today’s Internet content is supported by an advertising business model. According to Zenithmedia, a media service company, the global online advertising market is projected to grow from $24.4 billion, or 5.7%, of global advertising in 2006 to $42.9 billion, or 8.6%, of global advertising in 2009, a compound annual growth rate of 20.7%. The largest, broadest-based online publishers now regularly attract large multi-national advertisers; while a growing number of smaller, niche online publishers offer advertisers a means of targeting their campaigns to specific audiences who are not efficiently reached through traditional advertising channels. In addition, the increase in broadband penetration and availability of advanced, real-time analysis tools are making online advertiser campaigns more dynamic, effective and measurable compared with traditional offline media.

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

          Three common ways to generate revenue from online advertising are using CPM, CPC or CPA. CPM advertising consists of paying for the exposure of an advertisement to a specific audience. CPC advertising is performance based and is common in display advertising where it is often known as Pay Per Click, or PPC. In this payment method, an advertisement may be displayed many times, but the advertiser pays based only on the number of user clicks on the advertisement. CPA advertising is also performance based and in this payment method, the publisher provides the service of running the advertisement and the advertiser pays for the media on the basis of the number of users who complete a transaction or the leads generated from the advertisement.

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

The Internet Market in Israel

          The Internet market in Israel is characterized by qualities that pose both advantages and challenges for Internet businesses seeking to serve the local market. These characteristics include:

•	High Internet and broadband penetration. According to TNS/TIM survey published in February 2008, approximately 74% of the Israeli population over the age of 13 uses the Internet.

•

Active Internet user base. According to comScore Networks, Israel was ranked second in the world based on the average hours spent online per unique visitors in January 2007, with Israelis over the age of 15 spending an average of 37.4 hours online in January 2007 compared to an average of 31.6 hours spent online by persons of the same age group in the United States in the same period.

•

Disparate languages and cultures. Of the multilingual population in Israel, the majority reads and speaks Hebrew and a significant minority of the population speaks Russian, Arabic or English as their first language. The Israeli audience represents a wide variety of users differing in culture, consumer purchasing power, desired content and Internet activity.

•

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

•

Developing eCommerce Market. We believe that the eCommerce market in Israel is underdeveloped compared to traditional retail channels, and we anticipate that it will be more widely adopted in the coming years as user confidence in online transactions grows.

Smile.Media’s Opportunity

          Israel’s Internet market is highly penetrated in terms of Internet usage, and we believe that there are opportunities to increase online advertising and eCommerce revenue from the Israeli Internet market as Internet and broadband usage continue to proliferate in Israel. In addition, as Internet businesses increasingly adopt new business models prevalent in the United States and European markets, we believe there are opportunities to improve the revenue generating potential of their Internet properties. Smile.Media has identified the following opportunities:

          Enhance revenue generation from online advertising. Smile.Media believes that there are a number of factors that have limited the amount of online advertising purchased by advertisers and that have prevented smaller businesses from entering the online advertising market in Israel. These limitations are a result of technological challenges, a fragmented online publishing sector and a limited spectrum of types and pricing models for online advertising inventory. Smile.Media believes that a number of recent and expected initiatives in the marketplace will lead to continued growth of the online media market in Israel, including:

•	New and compelling technologies and methodologies to deliver content and services that will drive further growth of Internet usage;

•	The recent introduction of online video advertising, which is particularly popular with larger brand advertisers;

•

The emergence of advertising networks, which will allow smaller specialized websites to be aggregated together for the benefit of advertisers who can buy inventory across the network or by content categories;

•

The emergence of additional advertising purchase models including performance-based models, such as lead generation and pay-per-click. This trend broadens the market for smaller advertisers not suited to the CPM pricing model that currently dominates the market; and

•

The ability of advertisers to use more effective tools in their online advertising campaigns such as content branding and product placement, which may not be used in television advertising because of regulatory constraints in Israel.

          We believe that advertisers in Israel will continue to gravitate to online media as they address the Internet audience and seek to maximize the effectiveness of their advertising expenditures.

          Expand Smile.Media’s market share in the developing eCommerce market in Israel. The eCommerce in Israel is underdeveloped compared to traditional retail, and we anticipate that it will be more widely adopted in the coming years. We expect the market to grow as Israeli consumers build familiarity and trust with various online merchants, and as traditional retail merchants begin to appreciate the inherent benefits of the Internet distribution channel. Additionally, Israel’s current eCommerce market is dominated by three business models, which are price comparison, auction and group sales, where products are offered for sale at a low price subject to the condition that a specified quantity of the product is sold to a group of consumers. We believe that additional eCommerce business models such as consumer-to-consumer online auctions will emerge in the Israeli market. We also believe advances in online merchandising and selling models will drive more supply and demand of eCommerce goods and services.

          We believe that Smile.Media’s experience in developing, operating and monetizing Internet properties targeted at the diverse Israeli audience that encompasses a wide variety of users differing in culture, consumer purchasing power, desired content and Internet activity, has provided it with the requisite experience and expertise necessary to penetrate eCommerce markets in emerging international markets, which have similar consumer characteristics.

          Leverage Smile.Media’s know-how and experience to monetize underdeveloped properties in emerging countries. Smile.Media has significant experience in Internet advertising and eCommerce and we believe that this experience can be leveraged to successfully launch or promote internet media properties in emerging economies where Internet penetration and media properties are underdeveloped. Among other countries, Russia, Ukraine, Turkey and the Eastern European block are Smile.Media’s prime target countries. We believe that the economies of the countries, which are significantly larger than that of Israel, could contribute to Smile.Media’s growth in the coming years.

Competitive Strengths

          Smile.Media is a leading diversified Internet media company in Israel. Through the operation of its general and vertical portals, search, eCommerce and paid content websites, we believe that Smile.Media offers the most comprehensive collection of Internet properties for Israel’s Internet users. Smile.Media’s competitive strengths are:

          Highly recognized and trafficked properties. Smile.Media’s online advertising and eCommerce properties include some of the most recognized and highly trafficked websites in Israel, attracting in the year ended December 31, 2007, an average of approximately 5.6million unique users per month generating an average of approximately 290 million page views per month. According to a survey conducted at Smile.Media’s request during April 2008 by eRate InterSight, an online market research agency, of the unique users who visit its media network each day, approximately 12% visit only its properties and do not visit other properties. According to the report dated December 2007 of TNS/TIM, Smile.Media’s websites are the third most viewed by users over the age of 13 in Israel on a weekly basis and its media network includes two of the five most popular homepages among users over the age of 13 in Israel, including its MSN Israel portal, ranked number four, and its Start website, ranked number eight. Today, Smile.Media’s Internet properties, which include general and vertical portals, eCommerce, search and paid content websites, serve a diverse user base addressing the Hebrew, Russian and Arabic-reading populations in Israel and address a wide set of interests. We believe Smile.Media’s diversified collection of properties provides it with the ability to leverage and grow its traffic through cross-promotion, as well as realize economies of scale through its proven business processes and shared infrastructure.

          Valuable MSN brand. In 1999, we and Microsoft Corporation established a subsidiary to operate an MSN branded portal within the Israeli market. According to comScore Networks in a press release issued in March 2007, MSN (Microsoft Network) is recognized as one of the world’s leading Internet brands based on unique visitors over the age of 15 worldwide in January 2007. According to the TNS/TIM report, the MSN Israel portal is currently the fourth most popular portal among users over the age of 13 in Israel and based on the Nielsen/Net Ratings measurement indicator, it attracted an average of approximately 3.5 million unique users per month in 2007. In addition to the MSN portal, Windows Live Search, Windows Live Hotmail and Windows Live Messenger, the MSN brand has been expanded into: video channels - MSN Video; forums - MSN Communities; eCommerce - MSN Shops; travel - MSN Tours; cellular content - MSN Mobile; and classified job listings - MSN Jobs.

          Leading Israeli online advertising platform. Smile.Media’s 18 Internet properties and one website for which it has exclusive rights to sell advertising provide it with what we believe to be the most extensive and sophisticated Internet platform for advertisers in Israel. The breadth of Smile.Media’s Internet properties has allowed it to build relationships with all of the interactive advertising agencies and many of the traditional advertising agencies in Israel, as well as businesses to which it directly sells advertising on its properties. We believe that Smile.Media’s historical relationships with direct advertisers and advertising agencies and its knowledgeable advertising sales force provide it with the ability to optimize its advertising space or inventory.

          Proven eCommerce platform. Smile.Media’s principal eCommerce properties are currently among the most recognized and trafficked eCommerce destinations in Israel. Smile.Media’s eCommerce properties consist of auction websites, online shops and group sales websites; including one of the top four auction websites and one of the largest online booksellers. Smile.Media has long-term relationships with its merchandise suppliers, and had 119 suppliers as of December 31, 2007 compared to 131 suppliers as of December 31, 2006. In 2007, Smile.Media acquired approximately 60% of its merchandise from suppliers who have been with it at least two years. We believe that Smile.Media’s strong position in the Israeli eCommerce market provides it with the ability to extend its eCommerce platform into new vertical markets.

          Proven capability to develop new revenue generating properties and turn around underperforming properties. We believe that one of Smile.Media’s key strengths is its ability to develop new revenue-generating properties and improve the technology and profitability of acquired underdeveloped Internet properties. Smile.Media integrates and increases the revenue generated from these properties by leveraging its existing resources, business processes, technology, infrastructure, sales force and advertiser relationships. In the development and launch of various websites and services, Smile.Media deploys its processes and online revenue generation expertise to:

•	Increase functionality and improve the user experience;

•	Improve yield from online advertising;

•	Add and improve content and services; and

•	Increase operating and technological efficiencies.

          Smile.Media’s experience and expertise enables it to identify underdeveloped properties, aggregate third-party content for inclusion on its websites and quickly increase website revenue. We believe that Smile.Media’s expertise is critical to maintaining and improving its position as Israel’s leading and most diversified online media services platform.

          Proven ability to develop and monetize websites devoted to new areas of interest. Smile.Media has a history of developing new revenue-generating properties and improving the technology platform and profitability of Internet properties that it acquires. During the last two years, it established TheMoney, a financing and investment website, and Nirshamim.com, a website that provides academic institutions outside of Israel with access to Israeli students who wish to study abroad, initially in the United States, and Smile.Media has acquired a 50.0% interest in Yahala, a website that targets Israel’s Arabic-reading population.

          Proven and committed management team and strong shareholder backing. Smile.Media is led by a highly experienced management team, which has significant expertise in the online media industry. Many members of its management team have been with it since its inception or with us for many years and have been instrumental in developing and implementing its business model. The members of its senior management team have an average of eight years of experience in the Israeli communications market, significant experience in successfully managing fast growing companies, and a solid track record in previous managerial positions with us.

Internet Properties

          Smile.Media currently has 18 Internet properties in its network, consisting of 13 online content websites and five eCommerce websites. Smile.Media also markets nine paid content or subscription services as part of its eCommerce business. In addition, it has exclusive rights to market advertising on a website owned by a third party. The five top revenue-producing properties within Smile.Media’s network, MSN Israel, Start, P1000, Nirshamim and Tipo, accounted for approximately 89% of its revenue in the year ended December 31, 2007. Most of Smile.Media’s websites are in the Hebrew language, catering to the Hebrew-reading population. The following is a list of its properties in order of the year established or acquired:

Property Name	Description	Year Established or Acquired (1)	Smile.Media Interest		Internet Address (2)

Online Advertising
General Portals
MSN Israel	General interest portal	1999	50.1%		www.msn.co.il
Start	General interest portal	2002	100%		www.start.co.il
Ktantanim	Children and parents interest portal	2007	100%		www.ktantanim.co.il
Vertical Portals
Vgames	Online games and related content website	1999	100%		www.vgames.co.il
Zahav.ru	Russian language general interest portal	2002	100%		www.zahav.ru
Nirshamim.co.il	Israel-based academic institutions website	2005	100%		www.nirshamim.co.il
Nirshamim.com	U.S.-based academic institutions website	2007	100%		www.nirshamim.com
Tipo	Children and teenager website	2005	52	%(3)	www.tipo.co.il
TheMoney	Financing and investments website	2006	100%		www.themoney.co.il

Property Name	Description	Year Established or Acquired (1)	Smile.Media Interest	Internet Address (2)

Seret	Movie and entertainment website	2006	51%	www.seret.co.il
Yahala	Arabic language general interest portal	2006	51%	www.yahala.co.il
91fm	Music broadcast website	2008	50%	www.91fm.co.il
Radius 100fm	Music broadcast website	2007	50%	www.100fm.co.il
Exclusive Marketing Rights for Third-Party Owned Israeli Websites and Internet Services (4)

Goop	Teenager and young adult website	2005	N/A	www.goop.co.il
eCommerce
Websites
P1000,	Online auction and group	2000	100%	www.p1000.co.il,
MSN Shops (5),	sales	2003		msnshops.co.il,
P1000.ru		2004		P1000.ru.
Dbook	Online book store	2001	51%	www.dbook.co.il
Ynet Shops	Online auction and group sales	2008	50%	www.ynet-shops.co.il

Paid Content and Subscriptions (6)
Websites
Mapa	Online provider of guides, atlases and maps	2002	N/A	www.mapa.co.il
Kidnet	Educational and developmental website for children	2002	N/A	www.kidnet.co.il
BigOne	Online sports website	2002	N/A	www.bigone.co.il
Ynet	Online Hebrew language	2004	N/A	www.ynet.co.il
Encyclopedia	encyclopedia
Galim	Online educational site for children	2005	N/A	www.galim.org.il
ENewsletters
Economics and	Daily eNewsletter dealing	2001	N/A	N/A
Business	with business and economics
The Ruth Sirkis	Weekly food and	2002	N/A	N/A
Food Magazine	entertainment eNewsletter
Globes	Daily business newsletter covering the Israeli business world	2003	N/A	N/A
Masa Aher	Weekly tourism eNewsletter	2004	N/A	N/A

(1)	The dates provided reflect the year in which the property was established by us or the year in which we acquired an interest in the property.

(2)	The information contained in our properties is not intended to be a part of this annual report.

(3)	Our investment is in Hype, the company that owns and operates Tipo.

(4)	We have exclusive marketing rights for these websites and services and we have revenue sharing arrangements with the content owners of these websites.

(5)	Directly owned by MSN Israel.

(6)	We record revenue net of payments made to the content owner.

Online Advertising Properties

Portals and Websites

General Portals

MSN Israel

          MSN Israel is one of the most popular portals in Israel, with an average of approximately 4 million unique visitors per month in the first quarter of 2008 (including visitors to the Messenger page). This portal is part of MSN’s global network, which includes approximately 40 portals in 20 different languages worldwide. The portal offers to Hebrew-reading Internet users state-of-the-art MSN applications such as “Windows Live Messenger” and “Windows Live Hotmail.” These applications are developed by Microsoft Corporation. In some instances the Joint Venture between Smile.Media and MSN Israel has developed applications for use by MSN Israel, for example, user-generated content in social networks and communities. Generally, MSN Israel does not create unique designated content, but rather uses content from other websites that are leaders in their respective fields. In consideration, MSN Israel pays these websites a percentage of the advertising revenue generated by the exposure to such websites. The MSN Israel portal currently hosts approximately 12 content partners and five private label advertising websites for advertisers, including websites for two Procter & Gamble brands.

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

          Start is a portal and homepage-directory that refers its visitors to content on other websites. Start offers its users a brief glance at news, sport, business, entertainment, politics and current events and provides links to leading websites. Start also offers its users search engines and many other useful applications developed by Start over the years, such as the ability to search in all leading search engines concurrently, access to personal email accounts, a dictionary, the ability to search addresses and phone numbers and access maps, and the offers its users the ability to design their own homepage according to their own needs and interests.

          Start was established in 2000 and in November 2001 Smile.Media agreed to assume the management and operation of the portal in consideration for an option to purchase a 50% interest at the end of one year of activity. In November 2002, Smile.Media exercised the option and in November 2004 purchased the remaining 50% interest. Start targets the Hebrew reading population in Israel.

Vertical Portals

          Ktantanim (meaning “little ones” in Hebrew) is a new children’s portal, designed for children of the age two to six years and their parents. The portal offers a variety of games suitable for the young kids, as well as useful and interesting information for the parents.

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

          Zahav.ru (Zahav means “gold” in Hebrew) is a leading Russian language Israeli portal, targeted at the Russian reading audience in Israel and abroad, with an average of approximately 400,000 unique users per month in the year ended December 31, 2006. The portal aggregates a broad range of high-quality content in the Russian language covering a wide range of topics including news, business, video, sports, entertainment, dating, tourism and cooking. Zahav.ru derives the bulk of its revenue from online advertising and we believe that it has the leading position in the competitive online advertising for the Russian-reading market. The portal offers an advanced search engine that was created in collaboration with Yandex, the world’s largest Russian-language search engine. Zahav.ru hosts a Russian-language eCommerce website, which is the Russian version of our P1000 website. Zahav.ru also co-established a new portal (Zman.com) with Channel 9, Israel’s only Russian-language television station, which provides around-the-clock news and information.

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

          Nirshamim.co.il (Nirshamim Lalimudim means “registering for studies” in Hebrew) is a marketing platform that enables Israeli students to receive information and offers from academic and vocational institutions in Israel. These institutions are able to list their academic programs on the website free of charge, and pay a fee to Nirshamim once a prospective student contacts them. The platform currently serves approximately 145 academic and vocational institutions in Israel. We also receive a fee from institutions that advertise independently on the website.

          Nirshamim.com cooperates with the U.S. commercial service and the United States-Israel Educational Foundation, the Fulbright Commission for Israel. Nirshamim.com is a marketing platform that provides American academic institutions with access to Israeli students who wish to study abroad. These institutions are able to list their academic programs on the website free of charge, and pay a fee to Nirshamim only when a prospective student contacts them. The foundation of the website is a customer base of participating colleges and universities, which to date numbers more than 90 academic institutions in the United States. The website is being developed with the assistance of the U.S. Department of Commerce through the U.S. Embassy in Israel.

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

          The 91fm website is a collaboration between Smile.Media and the 91FM Lev Hamedina radio station. This cross-media website was launched in January 2008, and provides visitors with online access to music broadcasts and various other information regarding the radio station. The 91fm website also provides content about the international music industry by offering news and sales charts and allows visitors to listen to and rank popular music. The 91fm website is a joint venture with Radius Broadcasting Ltd., an operator of two radio stations in Israel, having three radio frequencies: RADIUS 100FM, 91fm Lev Hamedina and RADIUS 89.1FM (a Russian-language radio station). Radius Broadcasting Ltd. is owned by Eurocom Communications. See “Certain Related Party Transactions.”

          The RADIUS 100fm website is a collaboration between Smile.Media and the RADIUS 100FM radio station. This cross-media website was launched in January 2007 and provides visitors with online access to music broadcasts. The RADIUS 100FM website also provides content about the international music industry by offering news and sales charts and allows visitors to listen to and rank popular music. The RADIUS 100fm website targets the youth and young adult market in Israel. The RADIUS 100fm website is a joint venture with Radius Broadcasting Ltd., an operator of two radio stations in Israel, having three radio frequencies - RADIUS 100FM, 91fm Lev Hamedina and RADIUS 89.1FM (a Russian-language radio station). Radius Broadcasting Ltd. is owned by Eurocom Communications. See “Certain Related Party Transactions.”

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

          GOOP is one of Israel’s most popular teenage websites. The website offers a wide array of content and applications including games, dating services, news, music, forums and eCommerce. The website also offers a search engine which contains links to all of the leading search engines on the Internet. Smile.Media’s Start portal entered into an exclusive marketing agreement with GOOP in 2005 that has been extended in February 2008 for additional year. The agreement will be automatically renewed on an annual basis, unless prior notice is given by either party.

eCommerce Properties eCommerce Websites

P1000, MSNShops, P1000.ru

          P1000 (“a thousand times better” in Hebrew) serves as an eCommerce platform for suppliers and purchasers of consumer products. P1000 also serves as the platform for P1000.ru, Smile.Media’s Russian language eCommerce platform, and MSNShops. P1000.ru is currently under reconstruction. According to the TNS/TIM survey, P1000 is one of the three most recognized eCommerce websites in Israel among users over the age of 13. Most of the transaction elements, such as inventory management and provision of services, are performed directly by the website’s suppliers. Smile.Media derives revenue from the website from commissions that are payable by suppliers for completed sales. Online sales on the P1000, P1000.ru and MSNShops websites are divided into three main categories, auctions, group sales and ‘name the price’ sale. In group sales, products are offered for sale at a low price subject to the condition that a specified quantity of the product is sold to a group of consumers. In ‘name the price’ sales, products are offered for a direct purchase if the consumer’s offer to purchase falls within a pre-approved price range. P1000 and MSNShops, which is owned by MSN Israel, target the general population in Israel and P1000.ru targets the Russian-reading population in Israel.

          dbook is an online bookstore operated by the Akadamon Company, a commercial activity of the Hebrew University of Jerusalem. In order to increase the scope of activity of dbook, a book category was recently established by P1000 that interfaces with the dbook website and markets the dbook inventory to P1000 customers. dbook targets the general reading public in Israel.

          Ynet Shops is a new collaboration between Smile.Media and Ynet.co.il, one of Israel’s leading news sites and web portals. Ynet Shops serves as an eCommerce platform for suppliers and purchasers of consumer products similar to that of P1000, and is solely operated and managed by Smile.Media. Most of the transaction elements, such as inventory management and provision of services, are performed directly by the suppliers. Smile.Media derives revenue from the website from commissions that are payable by suppliers for completed sales, and is required to pay fixed fees to Ynet pursuant to each completed sale. Online sales on the Ynet Shops are divided into three main categories, auctions, group sales, and ‘name the price.’

Paid Content

          Smile.Media was among the first in Israel to sell Internet content to subscribers. Smile.Media does not typically create its own content, but rather enter into agreements with leading content providers in Israel and with organizations that produce magazines and newsletters for distribution on the Internet. This content is typically delivered to consumers on a monthly subscription fee basis. Smile.Media currently sells content relating to travel in Israel and abroad, children’s education, sports, economics, business and current events, food and lifestyle.

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

          As of December 31, 2007, Smile.Media had 42 employees engaged in sales and marketing for its Internet properties, including a sales team. Its sales and marketing staff includes a 14 person sales team that markets and sells advertising packages for MSN Israel and Start to all of the interactive advertising agencies in Israel and many large direct advertisers and a ten-person sales team that specializes in selling key word and search advertising. Several of Smile.Media’s vertical portals employ small in-house sales teams focusing exclusively on sales for their websites. Zahav.ru employs two sales representatives to sell to Russian advertisers, Yahala employs two persons selling to Arab advertisers, Nirshamim employs three persons selling to educational institutions, Tipo employs two persons selling to advertisers and TheMoney employs two persons selling to financial institutions.

Competition

          The Internet media industry in Israel is competitive and evolving. Smile.Media competes for advertisers, users and business partners with numerous companies in Israel and elsewhere that offer content in its broad areas of focus.

          Internet websites. Smile.Media’s principal competitors among the large general purpose portals in Israel are Walla, Ynet, Tapuz and Nana10. In addition, many Israelis use international portals, such as Google. Smile.Media also competes with special interest websites focused on the same vertical markets on which it focuses. For example, Smile.Media’s Russian and Arabic language properties compete with similar websites.

          Search engines. The main competition for Smile.Media’s search engines, MSN Israel and Start, are local search engines offered by Google, Walla and Nana10.

          eCommerce. Three of Smile.Media’s principal competitors in Israel, Walla Shops, GET IT and Nana Shops, as well as OLSALE, an independent portal, compete with its eCommerce websites and offer similar goods and services. These websites compete with Smile.Media for both users and the merchants that provide merchandise for its websites. Several of these competitors are owned by public companies and have greater resources than Smile.Media.

          Traditional offline media. Smile.Media has always competed for consumers and advertisers in its areas of focus with the traditional offline media, such as print, television and radio. As traditional offline media continue to introduce more multimedia offerings into the market, Smile.Media will continue to compete with them for consumers and advertisers.

Customers

          For the year ended December 31, 2007, 70% of Smile.Media’s advertising revenue was obtained from Israeli traditional and interactive advertising agencies and 30% of its advertising revenue was from businesses to which it directly sells advertising on its properties. Smile.Media deals with all of the interactive advertising agencies and many of the traditional advertising agencies in Israel. It also sells advertising directly to businesses, mainly through the sale of search engine positions. In addition, Smile.Media directly manages the marketing and maintenance of private label advertising websites of several advertisers, such as Procter & Gamble in Israel through MSN Israel.

          Smile.Media’s eCommerce customers include local suppliers, local importers of goods from abroad and private customers who purchase online directly from Smile.Media. For the years ended December 31, 2006 and 2007, none of Smile.Media’s customers accounted for more than 10%of its revenue and its ten largest customers accounted for 27.1% and27%of its revenue, respectively.

Technology Infrastructure and Development

          Smile.Media’s servers are hosted by 012 Smile.Communications in its server farms in Israel. Smile.Media has a close working relationship with 012 Smile.Communications and its operations depend on the ability of 012 Smile.Communications to protect its systems against damage from fire, power loss, telecommunications failure, break-ins and other events. 012 Smile.Communications provides Smile.Media with certain support services 24 hours per day, seven days per week and also provides connectivity for its servers through multiple high-speed connections.

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

Intellectual Property

          Copyrights, service marks, trademarks, trade secrets and other intellectual property are important to our success and competitive position. Smile.Media relies on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights.

          Smile.Media has applied for a trademark registration for smile.media in Israel. Smile.Media currently holds numerous Internet domain names, including the following: “smilemedia.co.il”, “smile-media.co.il”, “smilemedia.net”, “smile-media.net”, “msn.net.il”, “ilovemessenger.co.il”, “zahav.ru”, “p1000.co.il”, “p1000service.co.il”, “p1000mail.co.il”, “p2000.co.il”, “vgames.co.il”, “vgamers.co.il”, “goldtrade.co.il”, “goldsecure.co.il”, “smile.co.il”, “start.co.il”, “msnphoto.co.il”, “msnbidur.co.il”, “searchmsn.co.il”, “msnmusic.co.il”, “msnshops.co.il”, “nirshamim.co.il”, and have the right to use the domain names “msn.co.il”, and “hotmail.co.il”. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

          Licenses. Smile.Media has obtained licenses to bundle various third party software products in its front-end configuration software product. Smile.Media intends to maintain or negotiate renewals of all existing software licenses and authorizations as necessary and may also want or need to license other applications in the future. Such licenses or renewals may not be available when required.

          Smile.Media’s management and most of its full-time employees have entered into confidentiality, non-competition and non-solicitation agreements with it. However the degree of protection afforded by these agreements under Israeli law may be more limited than the protections afforded under the laws of other jurisdictions.

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

          Smile.Media also relies on certain technology licensed from third parties and may be required to license additional technology in the future for use in managing its Internet websites and providing related services to users and advertising customers.

C.	ORGANIZATIONAL STRUCTURE

          Eurocom Communications, our controlling shareholder, holds 58.82% of our ordinary shares (12,683,135 of our ordinary shares) as of June 23, 2008. Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications Ltd. is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 58.82% of our ordinary shares held by Eurocom Communications.

          Eurocom Communications’ main controlled holdings are: Eurocom Cellular Communications Ltd., the representative of Nokia mobile phones in Israel; Eurocom Industries (1986) Ltd., a holding company that owns Eurocom Digital Communications Ltd. (formerly: Eurocom Marketing (1986) Ltd.), which markets electronic office equipment and consumer electronic products; Trans-Global Industries PTE Ltd. (formerly: Eurocom Digital Systems Ltd.), a provider of customized networking solutions to businesses based on telephone network equipment and home digital telephones; Satcom Systems Ltd, a global provider of satellite broadband communications services; Space-Communication Ltd, the owner and operator of three communication satellites. Eurocom Communications indirectly holds 85% of Radius Broadcasting Ltd. and Radio F.M. Hashfala Ltd., Israeli companies, each of which owns a regional radio station. In addition, Eurocom Communications indirectly holds approximately 79% of Gilat Satcom Ltd., a company traded at the London Stock Exchange, which specializes in providing fixed and mobile communication services via satellite.

          We operate through two subsidiaries, 012 Smile.Communications Ltd., a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services, and Smile.Media Ltd. a leading diversified Internet media company in Israel, which operates some of the most recognized and highly trafficked websites in Israel.

D.	PROPERTY, PLANTS AND EQUIPMENT

          Our corporate headquarters are currently located in a 4,237 square meter leased facility in Petach Tikva, Israel. The term of the lease is for ten years ending September 2009 and is subject to a renewal option for an additional ten years. The annual rent for the premises is NIS 2.2 million (approximately $572,000), linked to the rate of exchange of the dollar.

          We also rent the following areas under the following terms:

•

6,700 square meters in Petach Tikva. The term of the lease is five years ending July 2012 and is subject to a renewal option for an additional five year period. The annual rent is NIS 3.8 million ($1 million), linked to the Israeli CPI.

•	397 square meters in Petach Tikva. The lease expired in December 2007. The annual rent was NIS 196,852 ($51,183).

•

1,500 square meters in Petach Tikva. The term of the lease is for five years ending January 2012 and is subject to a renewal option for an additional five years. The annual rent is NIS 615,360 ($160,000), linked to the exchange rate of the US dollar.

•

4,200 square meters in Rishon Le’zion, Israel. The term of the lease is for five years ending January 2009 and is subject to a renewal option for an additional five years. The annual rent is NIS 1.46 million ($380,000), linked to the Israeli CPI.

•

800 square meters in Ramat Gan, Israel. The term of the lease is for five years ending June 2011 and is subject to a renewal option for an additional five years. The annual rent is NIS 384,600 (approximately $100,000), linked to the exchange rate of the US dollar.

          Smile.Media’s corporate headquarters are located in a100 square meter facility in Petach Tikva, Israel, that it sub-leases from us. The term of the Petach Tikva sub-lease expires in September 2009 and is subject to a renewal option for an additional ten-year period. Smile.Media’s eCommerce department and certain other departments were located in a 277 square meter leased facility in Petach Tikva. The lease expired in December 2007. Smile.Media also leases 1,400 square meters of office space in Netanya, Israel and subleases 1,200 square meters of that space to MSN Israel. Smile.Media also leases smaller spaces in Rehovot and Acre in Israel, which are used by Nirshamim and Yahala, respectively.

          In the year ended December 31, 2007, we invested NIS 41.8 million ($10.8 million) in new network equipment and computers (not including the purchase of rights of use of international lines), NIS 3.4 million ($800,000) in furniture and office equipment and NIS 14.2 million ($3.7 million) in leasehold improvements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

          There are no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

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

Overview

          We are a leading communications and interactive media group and operate through our 012 Smile.Communications Ltd. and Smile.Media Ltd. subsidiaries.

          012 Smile.Communications Ltd. is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. 012 Smile.Communications’ traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications offers its services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, which allows us to provide services to almost all of the homes and businesses in Israel.

          Smile.Media is a leading diversified Internet media company in Israel and its Internet properties, which include MSN Israel, are among the most recognized and highly trafficked websites in Israel. As of December 31, 2007, Smile.Media had 18 Internet properties in its network, consisting of 13 online content websites and five eCommerce websites. Smile.Media also markets nine paid content or subscription services as part of its eCommerce business. In addition, it has exclusive rights to market advertising on one website owned by a third party.

          We began providing Internet access services in 1996 and began offering broadband services in 2001 and traditional voice services in 2004. As part of our internal restructuring in 2006, we transferred our broadband and traditional voice services businesses to 012 Smile.Communications and our media operations to Smile.Media.

          On December 31, 2006, 012 Smile.Communications acquired one of its principal competitors, 012 Golden Lines. We believe that the acquisition of 012 Golden Lines provides 012 Smile.Communications with the size and scale of operations necessary to effectively compete in its markets and with significant opportunities for cost savings and improved cash flow. Primarily as a result of this acquisition, 012 Smile.Communications is now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. Since the acquisition, 012 Smile.Communications have been granted a license to provide VoB local telephony services on a commercial basis without any limitation on the number of subscribers, as well as the first license to conduct fixed WiMAX technology trials, which was later amended to also include mobile WiMAX trials.

          We began to plan for the integration of 012 Golden Lines into 012 Smile.Communications upon the announcement of the acquisition in 2006, and the execution of the integration plan was completed in the second quarter of 2008. During 2007, we began to realize projected synergies and cost savings, primarily from the reduction of corporate overhead and advertising expenses, elimination of overlapping functions and realization of operational efficiencies resulting from leveraging common systems. We believe that 012 Smile.Communications will be able to enjoy significant future savings as a result of efficiencies from economies of scale and its increased buying power.

          Primarily as a result of our acquisition of 012 Golden Lines, our consolidated revenues increased by 188% from NIS 408.4 million for the year ended December 31, 2006 to NIS 1.2 billion ($305.8 million) for the year ended December 31, 2007.

          In October 2007, 012 Smile.Communications completed an initial public offering of its ordinary shares, under which it issued to the public 27.56% of its outstanding ordinary shares, and since then its shares are listed on the NASDAQ Global Market (symbol:SMLC) and on the TASE. We currently own 72.44% of the outstanding ordinary shares of 012 Smile.Communications.

General

          We prepare our financial statements in accordance with Israeli GAAP. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The differences between Israeli GAAP and U.S. GAAP as they relate to our financial statements are described in Note 23 to our financial statements.

          In accordance with applicable Israeli accounting principles, we maintained our accounts and presented our financial statements in NIS, adjusted for changes in the Israeli consumer price index through December 31, 2003. Consequently, all previously published NIS amounts in our financial statements were adjusted each time we published new financial statements in order to reflect changes in the Israeli consumer price index, and so all information is presented in NIS adjusted to December 2003 and constitutes the starting point for our nominal financial reports as of January 1, 2004. See Note 2C to the financial statements. Any additions made after December 31, 2003 are included according to their nominal values. This presentation of the comparative figures permits the financial information to be presented in NIS with identical purchasing power. The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange (as published by the Bank of Israel) at December 31, 2007 of NIS 3.846 = $1.00.

          Effective as of January 1, 2008, our consolidated financial statements are prepared in accordance with U.S. GAAP.

Revenues

Communications Services Revenues

          We earn revenues primarily from the sale of broadband and traditional voice services, as well as from ancillary sales of broadband equipment and products, such as routers. Most of our revenues are denominated in NIS, and the remainder is principally denominated in U.S. dollars. Our customers can use our services on an as needed basis or enter into monthly or longer term arrangements. Most of our subscribers may cancel their subscriptions at any time. We bill our residential customers for our services on a monthly basis, and we are typically paid by credit card or bank debit order. Business customers are also billed on a monthly basis, and we generally receive payment in full within 10 to 70 days of invoice. We bill our cellular and carrier customers based on the number of minutes terminated or transferred by us and the number of signaling messages sent and received. Our revenues are directly affected by the total number of residential and business customers we have, the volume of traffic from our cellular and carrier customers and the rates we charge for our service.

          During the years 2004 to 2006, both the broadband and traditional voice services markets experienced price erosion. The effect of the price erosion was partially offset in the broadband services market by the increased use of higher bandwidth by our customers for which we charged higher fees, and in the traditional voice market by the continued growth of the market and the increase in minutes used. We were able to further maintain our operating margins and profitability in the broadband and traditional voice services segments despite the price erosion by continued cost reductions. In 2007, prices in both the broadband and traditional voice services markets increased slightly as a result of the consolidation in these markets.

          Broadband services revenues primarily consist of monthly subscriptions for broadband access to the Internet. We also earn revenues from offering a diverse suite of value-added services that are incremental to our core broadband Internet access services, such as e-mail, global remote access, wireless and wired home networking, various security services and virtual private network, or VPN, services. We earn revenues for these services based either on fixed prices for the service or a negotiated fee. We also provide specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. Our fee structure for these services depends on three main factors: capacity, distance and the type of technology used. Most specialized data services are provided under one to two year contracts.

          Revenues from traditional voice services are generated from payments based on the number of minutes the service is used by subscribers and the destination of the calls. We also offer our traditional voice services in monthly packages. As of December 31, 2007, we had approximately 807,000 customers registered in our database, of which approximately 392,000 customers used our voice services and were billed by us in 2007. In addition, we bill Israeli carriers for their customers’ use of our services, which in the year ended December 31, 2007, were generated from over 770,000 lines. We provide termination services to over 100 international carriers for their calls originating outside of Israel. We also provide hubbing-traffic routing to our international carrier customers and roaming and signaling services for cellular operators.

          Over the last three years, we have experienced significant growth, and expect future revenue growth in both our broadband and traditional voice segments. We believe that our VoB local telephony services will contribute to the growth in revenues from our broadband services segment. Most of our revenues are denominated in NIS, and the remainder is mainly denominated in U.S. dollars.

          We sell our products to a large number of residential, business and carrier customers. In the past three years, no customer accounted for more than 10.0% of our revenues.

Media Revenues

          We generate our media revenues from the sale of advertising on content websites, referred to as online advertising, and from online sales of products and services, referred to as eCommerce.

          We generate online advertising revenue from:

•	Sales of impression-based advertising (cost per thousand impressions, or CPM, based) where we earn fees based on the number of times an advertisement is viewed by users of our websites;

•	Activity-based advertising where we earn fees when our users click on an advertisement or text link to visit the websites of our advertisers (cost per click, or CPC);

•	Lead generation, which is commonly referred to as cost per action, or CPA, where we earn fees from selling consumer leads captured on our portals and websites to advertisers;

•	Search engine advertising where we earn fees for placement of advertisements on user’s search result pages;

•	Service fees earned from maintaining, marketing and aggregating content for content-branded channels; and

•	Sponsorships fees derived from advertisers paying certain exclusive rights to display their brands on specific channels or websites.

•	We generate eCommerce revenue from:

•	Sales of products and services generated by our P1000, MSN Shops, P1000.ru, Ynet Shops and Dbook.co.il websites; and

•	Fees earned from commissions or monthly fees earned through our properties.

•	We also generate eCommerce revenue from our paid content and, to a lesser degree, other sources, consisting of:

•	Subscription revenue from our eNewsletters; and

•	Subscription revenue from our Vgames and other premium websites that require payment for access.

Significant Costs and Expenses

          Communications Services Cost of Revenues. Our cost of revenues consists primarily of costs of network services, salaries and related expenses, facilities costs and depreciation and amortization expenses. Our network services costs include costs of connecting local telephone lines into our points of presence, international termination costs, the use of third party networks and leased lines to connect each of our points of presence to our regional network operations centers, the connections between our regional network operations centers, points of presence and the Internet backbone. We also include in our cost of revenues telecommunication services expenses related to traditional voice services. We have entered into interconnect agreements with several international carriers to allow us to provide global connectivity to our customers, and have spent significant sums on acquiring rights of use, or ROU, of international submarine fiber-optic cables to ensure the availability of adequate domestic and international bandwidth.

          We include salary costs for our technical and technical support staff in our cost of revenues. These employees are directly involved in providing broadband and traditional voice services to our subscribers. Our cost of revenues also includes the costs of facilities used to provide technical services, royalties to the Ministry of Communications and the direct cost of the equipment sold to customers.

          The main cost items in the broadband services segment are the Internet connectivity costs and the technical support costs. While we have been purchasing increasing amounts of capacity to accommodate our customers’ bandwidth requirements, the average cost of bandwidth has decreased, and, therefore, our total Internet connectivity cost has been stable. In the traditional voice segment, the main cost item is the international and local termination costs. Our international termination rates have been stable and we expect no substantial changes in the near future. Local termination costs have gradually decreased over the last few years under the regulations issued by the Ministry of Communications. Cellular termination costs have gradually decreased since 2005 under the regulations issued by the Ministry of Communications and decreased further on March 1, 2008.

          Media Services Cost of Revenues. Cost of revenues includes costs associated with the production and delivery of our Internet websites and content production and to a lesser degree, goods purchased by us for sale on our eCommerce websites. The principal elements of cost of revenues for our operations are:

•	Payments for content developed internally and content developed by third parties and partners;

•	A fee payable to Microsoft of 17% of MSN Israel’s operating income, until the MSN Israel loan is repaid in full;

•	Compensation and related expenses for our production and technology staff and related costs for facilities and equipment;

•	Costs of merchandise purchased by us in connection with sales made on our eCommerce websites; and

•	Amortization of capitalized website development costs and depreciation of hardware and software used in our portals and eCommerce platform.

          Our cost of revenue does not necessarily fluctuate proportionately with fluctuations in revenue.

          Selling and Marketing Expenses. Selling and marketing expenses consist primarily of media advertisement and sales promotion costs as well as salaries, commissions and related costs for our sales representatives, facilities costs related to sales and marketing and credit card commissions. Credit card commissions are merchant fees based on the percentage of our revenue earned through credit cards. As a result of our integration with 012 Golden Lines, we expect to reduce the amounts spent on media advertisement, compared to the amounts spent in 2006, on a pro forma basis, and to reduce costs by achieving additional efficiency in managing our combined telemarketing and customer service operations.

          General and Administrative Expenses. Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease and maintenance payments for our administrative facilities, allowances for doubtful accounts and bad debts and other miscellaneous expenses. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and other pay.

          Depreciation and Amortization. Our depreciation and amortization expenses primarily relate to 012 Smile. communications’ network equipment and capacity. The various income statement line items that include depreciation and amortization and the amount of depreciation and amortization included in each such line item for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year ended December 31,

	2007	2006	2005

	(NIS in millions)

Cost of revenues	77,495	27,528	23,650

Selling and marketing expenses	35,844	1,884	2,075

General and administrative expenses	3,509	1,767	1,905

          Financial Income. Financial income includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest income on our cash and cash equivalents and short term investments.

          Financial Expenses. Financial expenses include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest charged on loans from banks. We also incurred interest expense in respect of our two debenture offerings that took place in April 2005 and September 2007 and the debenture offering of our subsidiary 012 Smile. Communications that took place during the period March to May 2007.

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

Critical Accounting Policies

          We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates. Effective as of January 1, 2008, we prepare our consolidated financial statements in accordance with U.S. GAAP.

          The significant accounting policies that we believe are most critical to aid a reader in fully understanding and evaluating our financial condition and results of operation under Israeli generally accepted accounting principles are discussed below.

          Substantially all of our revenue is derived from our communication services, including broadband data, traditional voice services, website hosting and other ancillary sales of broadband data, equipment and products, such as routers and software. Revenues from our media services include e-Advertising, eCommerce and paid content revenues.

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

          Revenues from our eCommerce activities are recognized based on commissions or fees and not gross transaction revenues. Revenues are recognized once the following criteria are met:

•	Persuasive evidence of an arrangement exists.

•	Delivery of our obligation to our customer has occurred.

•	The price to be charged to the merchant or buyer is fixed or determinable.

•	Collectibility of the fees to be charged is reasonably assured.

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

          Valuation of Goodwill. Goodwill represents the excess of cost over fair value of net tangible and intangible assets acquired. Goodwill acquired in a purchase business combination is not amortized but instead tested for impairment at least annually at the reporting unit level and between annual tests in certain circumstances.

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

          There is a material difference between Israeli GAAP and U.S. GAAP in accounting for income taxes with respect to a gain resulting from issuance of shares in a subsidiary. Under Israeli GAAP an entity recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, except to the extent that both of the following conditions are satisfied: (i) the parent is able to control the timing of the reversal of the temporary difference; and (ii) it is probable that the temporary difference will not reverse in the foreseeable future. No deferred tax liability was recognized under Israeli GAAP with respect to the 012 Smile. Communications initial public offering, since both aforementioned criteria were satisfied. Under U.S. GAAP an excess of the amount for financial reporting over the tax basis of an investment in a more than 50% owned domestic subsidiary is a taxable temporary difference that must be assessed. A deferred tax liability was recorded under U.S. GAAP since the Israeli income tax law does not provide means by which the reported amount of that investment can be recovered tax-free and we do not expect that it will ultimately use that means.

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

          On December 31, 2006, we signed an agreement for the transfer of the assets, liabilities and operations related to our communication business to 012 Smile. Communications and we also signed an agreement for the transfer of the assets, liabilities and operations related to our media business to Smile.Media. Both transfers were contingent on the transfers being authorized as a tax free transfer by the Israeli Tax Authorities. During the year ended December 2007, we had reversed the valuation allowance related to our communication business conducted by 012 Smile. Communications. (See also Note 20F to the financial statements).

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

          Acquisition of 012 Golden Lines. We accounted for the acquisition of 012 Golden Lines utilizing the purchase method of accounting. The application of purchase method accounting requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The assets and liabilities of 012 Golden Lines have been appraised for inclusion in the balance sheet. Long-lived assets such as property and equipment will reflect a value of replacing the assets, which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values, for example, customer relationships that were developed by the acquired company. Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company’s estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill. These values are subject to adjustment during the allocation period subsequently to close of the transaction as additional information is obtained. There is a material difference between Israeli GAAP and U.S. GAAP in respect with our hedging the U.S. dollar linked payments for the acquisition of 012 Golden Lines. Under Israeli GAAP, changes in the fair value of the designated hedging derivatives was included as part of the acquisition price of 012 Smile. Communications. Under U.S. GAAP these hedges do not qualify for hedge accounting, and as such, changes in the fair value of these derivatives was recorded as an expense within financial expenses in the statement of income.

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

Differences between Israeli Accounting Standards and U.S. Accounting Standards

          Our consolidated financial statements appearing in this annual report are prepared in NIS in accordance with Israeli GAAP, which varies in certain significant respects from U.S. GAAP. The differences between Israeli GAAP and U.S. GAAP that have a material effect on our net income and total shareholders’ equity are described in Note 23 to the consolidated financial statements.

          The following table sets forth a comparison of our net income and total shareholders’ equity in accordance with Israeli GAAP and U.S. GAAP as of the dates and for the periods indicated:

	As of and for the years ended December 31,

	2007	2006	2005

	(NIS in thousands)
Net income according to:
Israeli GAAP	150,046	26,331	18,281
U.S. GAAP	124,018	11,085	18,281

Total shareholders’ equity in accordance with:
Israeli GAAP	530,282	190,243	148,673
U.S. GAAP	485,787	167,447	147,973

          Effective as of January 1, 2008, we prepare our consolidated financial statements in accordance with U.S. GAAP.

Results of Operations

          The following discussion of our results of operations for the years ended December 31, 2007, 2006 and 2005, including the percentage from revenues data in the following table, is based upon our consolidated statements of operations contained in our consolidated audited financial statements for those periods, and the related notes, included elsewhere in this report.

	Year ended December 31,

	2007	2006	2005

	(NIS in thousands)
Revenues:
Communications	94	84	85
Media	6	16	15

Total revenues	100	100	100
Operating expenses:
Cost of revenues	68	62	54
Selling and marketing	15	19	25
General and administrative	6	8	11
Impairment and other charges	1	2	-

Total cost and expenses	90	91	90

	Year ended December 31,

	2007	2006	2005

Operating income	10	9	10
Financial expenses, net	(5)	(1)	(3)
Other expenses, net	*	(1)	*
Gain from issuance of shares in a subsidiary	10	-	-

Income before income taxes	15	7	7
Income tax expenses	2	(1)	1
Income after income tax expenses	13	6	6
Minority share in income	*	*	*

Net income	13	6	6

* Less than 1%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Under Israeli GAAP

          Revenues. Revenues increased by 188% from NIS 408.4 million for the year ended December 31, 2006 to NIS 1.2 billion ($306 million) for the year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

          Communications Revenues. Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 41% of our total revenues for the year ended December 31, 2007, increased by 162% from NIS 182.5 million for the year ended December 31, 2006 to NIS 479 million ($125 million) for year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

          Traditional voice services revenues, which represented 53% of our total revenues for the year ended December 31, 2007, increased by 290% from NIS 160 million for the year ended December 31, 2006 to NIS 624.2 million ($162 million) for the year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

          Media Revenues. Media revenues, which represented 6% of our total revenues for the year ended December 31, 2007, increased by 11% from NIS 65.9 million for the year ended December 31, 2006 to NIS 72.8million ($18.9 million), for the year ended December 31, 2007. The increase in media revenues in 2007 was due to the growth in the interactive advertising market and the increase in our eCommerce revenues.

          Cost of Revenues

          Cost of Communications Revenues. Cost of communications revenues increased by 242% from NIS 222.3 million for the year ended December 31, 2006 to NIS 761.2 million ($197.9 million), for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. The increase is attributable to the expenses related to the growth in broadband services and the substantial growth in traditional voice services. Cost of communications revenues as a percentage of revenues increased from 65% for the year ended December 31, 2006 to 69% for the year ended December 31, 2007 primarily due to the increase in revenues from hubbing services for carriers, which historically have had higher associated network costs than the costs associated with the provision of traditional voice services to residential and business customers.

          Cost of Media Revenues. Cost of media revenues increased by 37% from NIS 30.0 million for the year ended December 31, 2006 to NIS 41.0 million ($10.7 million), for the year ended December 31, 2007. The increase in cost of media revenues was primarily attributable to the increase in content and technology expenses that were associated with the increase in advertising revenues, and an increase in expenses related to the price of the products which are purchased by us in the eCommerce business.

          Selling and Marketing Expenses. Our selling and marketing expenses increased by 133% from NIS 75.6 million for the year ended December 31, 2006 to NIS 176.3 million ($45.8 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. As a result of the integration, we reduced the amount spent on media advertisement and achieved additional efficiencies in managing our combined telemarketing and customer service operations. Our selling and marketing expenses as a percentage of revenue decreased from 18.5% for the year ended December 31, 2006 to 15% for the year ended December 31, 2007.

          General and Administrative Expenses. Our general and administrative expenses increased by 106% from NIS 34 million for the year ended December 31, 2006 to NIS 69.8 million ($18.15 million) for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. Our general and administrative expenses as a percentage of revenues decreased from 8.3% for the year ended December 31, 2006 to 5.9% for the year ended December 31, 2007. This decrease was a result of the reduction in management costs and administrative expenses achieved as a part of our integration efforts.

          Impairment and Other Charges. Our impairment and other charges were NIS 10.2 million for the year ended December 31, 2006 and NIS 10.4 million ($2.7 million) for the year-ended December 31, 2007. These charges represent non-recurring expenses relating to charges incurred in connection with the acquisition of 012 Golden Lines.

          Financing (Income) Expenses, Net. Financing expenses increased by 925% from NIS 5.6 million for the year ended December 31, 2006 to NIS 57.4 million ($14.9 million), for the year ended December 31, 2007. Our financing expenses in 2007 were primarily attributable to interest paid on loans from banks and interest expense in respect of our two debenture offerings that took place in April 2005 and September 2007 and the debenture offering of our subsidiary 012 Smile. Communications that took place during the period March to May, 2007. The increase in the financial expenses in 2007 was primarily attributable to the consolidation of 012 Golden Lines’ results for the first time and was also due to financing expenses with respect to the NIS 425.0 million ($111.0 million) and NIS 423.0 million ($110.0 million) of debenture series that 012 Smile. Communications issued during the period March to May, 2007 and that we issued in September 2007, respectively. Our financial expenses, net as a percentage of revenues increased from 1.4 % for the year ended December 31, 2006 to 4.8 % for the year ended December 31, 2007.

          Other Income (Expenses), Net. In the year ended December 31, 2007 we had NIS 4.2 million ($1.1 million) of other expenses, compared with NIS 2.6 million for the year ended December 31, 2006. The increase is primary attributable to legal and accounting fees and other costs associated with our company’s reorganization into two principal operating subsidiaries, Smile.Media and 012 Smile. Communications.

          Gain from issuance of shares in a subsidiary. In the year ended December 31, 2007 we recorded a gain of NIS 116.0 million ($30.2 million) from the issuance of shares by our subsidiary, 012 Smile. Communications, in an initial public offering.

          Income Tax Expenses. Our income tax expenses increased from NIS 1.3 million for the year ended December 31, 2006 to NIS 20.4 million ($5.3 million) for the year ended December 31, 2007. Income taxes for the year ended December 31, 2007 include 012 Golden Lines’ income tax expenses. On May 9, 2007, the Israeli Tax Authorities issued a ruling authorizing the transfer of the communications business to be treated on a tax-free basis. Under the ruling, we will be able to utilize our accumulated tax losses.

          Company’s Share in Net Loss of Investees. In the year ended December 31, 2007, we have consolidated the results of our subsidiary, Yahala, compared with a net loss of NIS 334,000 that we recorded for the year ended December 31, 2006, in which Yahala was represented as an investee company.

          Net Income. We reported net income of NIS 150.0 million ($39.0 million) for the year ended December 31, 2007 as compared to net income of NIS 26.3 million for the year ended December 31, 2006. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time and the gain of NIS 116.0 million ($30.2 million) from the initial public offering of 012 Smile.Communications.

Under U.S. GAAP

          Unless otherwise explained, there are no significant differences between Israeli GAAP and U.S GAAP that have a material effect on our net income and total shareholders’ equity. See also note 23 to the financial statements.

          Income Taxes. In the year ended December 31, 2007, we had income tax expenses of NIS 50.3 million ($13.0 million) compared to income tax expenses of NIS 1.3 million for the year ended December 31, 2006. The increase in our income tax expenses was primarily the result of the consolidation of 012 Golden Lines’ results for the first time, and also following the initial public offering of our 012 Smile.Communications subsdiairy, we recorded a gain from the issuance of shares in a subsidiary. Under Israeli GAAP an entity recognizes a deferred tax liability for all taxable temporary differences associated with investments in its subsidiaries, except to the extent that both of the following conditions are satisfied: (i) the parent is able to control the timing of the reversal of the temporary difference; and (ii) it is probable that the temporary difference will not reverse in the foreseeable future. No deferred tax liability was recognized under Israeli GAAP, since both aforementioned criteria were satisfied. Under U.S. GAAP, an excess of the amount for financial reporting over the tax basis of an investment in a more than 50% owned domestic subsidiary is a taxable temporary difference that must be assessed. A deferred tax liability was recorded under U.S. GAAP since the Israeli income tax law does not provide means by which the reported amount of that investment can be recovered tax-free, and we do not expect that it will ultimately use that means.

          Net Income. We reported net income of NIS 124.0 million ($32.0 million) for the year ended December 31, 2007 as compared to a net income of NIS 11.1 million for the year ended December 31, 2006. The increase relates primarily to the consolidation of 012 Golden Lines’ results for the first time and the gain of NIS 120.3 million ($31.3 million) that was recorded from the initial public offering of 012 Smile. Communications.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Under Israeli GAAP

          Revenues. Revenues increased by 41.4% from NIS 288.8 million for the year ended December 31, 2005 to NIS 408.4 million for the year ended December 31, 2006. The increase was primarily due to growth in our revenues from our international telephony and broadband services and the substantial growth of our interactive advertising and eCommerce services.

          Communications Revenues. Revenues from our communication services business, including Internet access services, related value-added services, international telephony and business services, provided to residential and business subscribers, which represented 84% of our total revenues for the year ended December 31, 2006, increased by 38.9% from NIS 246.6 million for the year ended December 31, 2005 to NIS 342.5 million for the year ended December 31, 2006. Revenue growth from our broadband services was due to an increased number of subscribers and a larger number of value-added services sold to our customers. Revenue growth from our international telephony services was primarily due to the substantial growth in hubbing services for carriers and incoming traffic contracts.

          Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 45% of our total revenues for the year ended December 31, 2006, increased by 2% from NIS 178.5 million for the year ended December 31, 2005 to NIS 182.5 million for year ended December 31, 2006. The increase was due to a 20% increase in the number of customers and a greater number of value-added services sold to our customers.

          Traditional voice services revenues, which represented 39 % of our total revenues for the year ended December 31, 2006, increased by 135% from NIS 68.1 million for the year ended December 31, 2005 to NIS 160 million for the year ended December 31, 2006. The increase was primarily due to our aggressive penetration of the traditional voice market in Israel, which resulted in a 416% increase in revenues from hubbing services for carriers.

          Media revenues. Media revenues, which represented 16% of our total revenues for the year ended December 31, 2006, increased by 56.1% from NIS 42.2 million for the year ended December 31, 2005 to NIS 65.9 million for the year ended December 31, 2006. The increase in media revenue in 2006 was due to the consistent growth in the number of visitors to our websites, the growth in the interactive advertising market and as a result of increases in advertising prices in 2006. The increase in advertising revenue was primarily attributable to the consistent growth in the interactive advertising market and increases in advertising rates in 2006, which resulted from the high penetration rate of the Internet in Israel and the high usage of video on the Internet. The increase in eCommerce revenue was due to the general growth in the eCommerce market in Israel and increased activity in our eCommerce websites and the number of products sold by us.

          Cost of Revenues

          Cost of Communications Revenues. Cost of communications revenues increased by 63% from NIS 136.6 million for the year ended December 31, 2005 to NIS 222.3 million for the year ended December 31, 2006. The increase was related to the increase in our revenues and was primarily due to NIS 84.6 million of higher network costs associated with our traditional voice services, in particular the growth in our hubbing services for carriers. Hubbing services historically have had higher associated network costs than the costs associated with the provision of traditional voice services to residential and business customers.

          Cost of Media Revenues. Cost of media revenues increased by 66% from NIS 18.1 million for the year ended December 31, 2005 to NIS 30 million for the year ended December 31, 2006. The increase in cost of revenues was primarily attributable to the increase in content and technology expenses that were associated with the increase in advertising revenues, and an increase in expenses related to the price of the products which are purchased by us in the eCommerce business. The increase in cost of revenues was primarily due to an increase in expenses related to the acquisition of additional content, the hiring of additional support staff and the acquisition of additional technology required to support the growth in Smile.Media business.

          Selling and Marketing Expenses. Selling and marketing expenses increased slightly, by 5.1%, from NIS 71.9 million for the year ended December 31, 2005 to NIS 75.6 million for the year ended December 31, 2006. The increase was primarily due to the growth in our media business, in costs associated with new marketing initiatives and increased commission payments to our sales force, and due to the consolidation of the financial results of Smile.Communications in 2005. The increase in selling and marketing expenses was primarily attributable to the growth of our media business, costs associated with new marketing initiatives and increased commission payments to our sales force associated with our higher media revenues.

          General and Administrative Expenses. General and administrative expenses increased slightly by 2.4% from NIS 33.2 million for the year ended December 31, 2005 to NIS 34 million for the year ended December 31, 2006. As a percentage of revenues, our general and administrative expenses decreased from 11.5% for the year ended December 31, 2005 to 8.3% for the year ended December 31, 2006. This reflects our efficient efforts to reduce costs, regardless of revenues growth.

          Impairment and Other Charges. Our impairment and other charges were NIS 10.2 million for the year ended December 31, 2006. These charges represent non-recurring expenses relating to charges incurred in connection with the acquisition of 012 Golden Lines.

          Financing (Income) Expenses, Net. Financing expenses decreased by 40.3% from NIS 9.4million for the year ended December 31, 2005 to NIS 5.6 million for the year ended December 31, 2006. Our financing expenses in 2006 were primarily attributable to the interest paid on the convertible debentures we issued in April 2005, which are linked to the Israeli CPI. The decease in financial expenses in 2006 was primarily attributable to changes in the Israeli CPI in 2006 compared with 2005.

          Other Income (Expenses), Net. In the year ended December 31, 2006 we had NIS 2.6 million of other expenses, primarily attributable to legal and accounting fees and other costs associated with our company’s reorganization into a holding company with two principal operating subsidiaries, Smile.Media and 012 Smile.Communications.

          Income Taxes. In the year ended December 31, 2006 we recorded income tax expense of NIS 1.3 million related to the utilization of the deferred tax assets of Smile.Media, Start and Nirshamim, compared to income tax expense of NIS 1.5 million in the year ended December 31, 2005.

          Company’s Share in Net Loss of Investees. In the year ended December 31, 2006 we recorded a net loss from our investee company, Yahala, of NIS 334,000.

          Net Income. We reported net income of NIS 26.3 million for the year ended December 31, 2006 as compared to net income of NIS 18.3 million for the year ended December 31, 2005.

Under U.S. GAAP

          Unless otherwise explained, there are no significant differences between Israeli GAAP and U.S GAAP with regards to the statement of operations. (see also note 23 to the financial statements)

          Financing Expenses. In the year ended December 31, 2006, we had financing expenses of NIS 20.5 million ($5.3 million) compared to financing expenses of NIS 9.4 million for the year ended December 31, 2005. The increase in our financing expenses was primarily derived from derivative financial instruments that we entered into in connection with the acquisition of 012 Golden Lines and to the provision for a full year’s interest on the convertible debentures we issued in April 2005. The acquisition price of 012 Golden Lines was denominated in U.S. dollars. In order to eliminate our exposure to fluctuations in the NIS/U.S. dollar exchange rate between the dates the acquisition agreements were signed in 2006 and the dates payments were to be made in 2007, we entered into hedging transactions. Under US GAAP, these hedges do not qualify for hedge accounting, and as such, changes in the fair value of these derivatives was recorded as an expense within financial expenses in the statement of operations.

          Net Income. We reported net income of NIS 11.1 million ($2.9 million) for the year ended December 31, 2006 as compared to net income of NIS 18.3 million for the year ended December 31, 2005.

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

	Three Months Ended

	Mar. 31, 2007	Jun. 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2006	Jun. 30, 2006	Sept. 30, 2006	Dec. 31, 2006

	Unaudited (in NIS thousands)

Revenues	296,252	296,310	298,885	284,499	92,845	95,849	103,907	115,758

Operating expenses:

Cost of revenues	204,111	202,501	202,164	193,520	57,102	56,921	64,000	74,390

Selling and marketing	42,791	45,624	44,967	42,868	17,785	19,052	19,378	19,361

General and administrative	15,783	16,446	17,858	19,756	8,294	8,329	8,709	8,625

Impairment and other charges	460	1,445	3,073	5,455	-	-	1,523	8,664

Total operating expenses	263,145	266,016	268,062	261,599	83,181	84,302	93,610	111,040

Operating income	33,107	30,294	30,823	22,900	9,664	11,547	10,297	4,718
Financing income (expenses), net	(11,152)	(14,273)	(19,406)	(12,581)	(2,558)	(4,256)	(1,798)	2,997

Other income (expenses), net	-	-	-	(4,153)	23	10	(1,300)	(1,359)
Gain from issuance of shares in subsidiary	-	-	-	116,136	-	-	-	-

Income before income taxes	21,955	16,021	11,417	122,302	7,129	7,301	7,199	6,356
Income tax (expense) benefit	(3,520)	6,501	(7,243)	(16,120)	(598)	(205)	(264)	(219)

Income after income tax expense	18,435	22,522	4,174	106,182	6,531	7,096	6,935	6,137
Company’s share in net loss of investees	-	-	-	-	-	(240)	(68)	(26)
Minority share in (income), loss	43	(18)	(189)	(1,103)	95	(95)	56	(90)

Net income	18,478	22,504	3,985	105,079	6,626	6,761	6,923	6,021

	Three Months Ended

	Mar. 31, 2007	Jun. 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2006	Jun. 30, 2006	Sept. 30, 2006	Dec. 31, 2006

	(As a percentage of total revenues)
Revenues	100	100	100	100	100	100	100	100

Operating expenses:

Cost of revenues	69	68	68	68	62	59	62	64

Selling and marketing	14	15	15	15	19	20	19	17

General and administrative	5	6	6	7	9	9	8	7
Impairment and other charges	*	*	1	2	-	-	1	7
Total operating expenses	88	89	90	92	90	88	90	95
Operating income	12	11	10	8	10	12	10	5
Financing income (expenses), net	(4)	(5)	(6)	(4)	(3)	(4)	(2)	3
Other income (expenses), net	-	-	-	(1)	*	*	(2)	(2)
Gain from issuance of shares in subsidiary	-	-	-	41	-	-	-	-
Income before income taxes	8	6	4	44	7	8	6	6
Income tax (expense) benefit	(1)	2	(2)	(6)	(1)	*	*	*-
Income after income tax expense	7	8	2	38	6	8	6	6
Company’s share in net loss of investees	-	-	-	-	-	*	*	*
Minority share in (income), loss	*	*	*	*	*	*	*	*

Net income	7	8	2	38	6	8	6	6

* Less than 1%

Seasonality

          We have experienced seasonal variations in the revenues and operating results of our traditional voice segment. Historically, we have generated more revenues and profit in the third quarter of the fiscal year, which we believe is the result of extensive use of international telephony and roaming and signaling services by tourists during the summer vacation season, mainly in outgoing minutes and roaming services. Therefore, traditional voice segment may continue to be higher in the third quarter, which could result in our revenues being flat or slightly down in the fourth quarter.

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

Political Conditions

          Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

          Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

          The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %

2003	(1.9)	(7.6)	5.8
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4

          A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses.

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

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

Effective Corporate Tax Rate

          Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2007 was 29% and will be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. For tax purposes, results of operations are measured in real terms. From 1992 through December 31, 2002, we incurred net operating losses. As of December 31, 2007, we had consolidated net loss carry forwards of approximately NIS 101.2 million (approximately $26.3million. Under current Israeli tax laws, net loss carry forwards do not expire, are linked to the Israeli inflation rate and may be offset against future taxable income.

Recently Issued Accounting Standards

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. We are required to adopt SFAS 157 beginning on January 1, 2008. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP 157-2, which grants a one-year deferral of SFAS 157’s fair-value measurement requirements for non-financial assets and liabilities, except for items that are measured or disclosed at fair value in the financial statements on a recurring basis. We believe that the adoption of SFAS 157 will not have a material impact on our financial position and results of operations.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB No. 115” (“SFAS 159”). SFAS 159 gives us the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in the fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for our 2008 fiscal year. We believe that the adoption of SFAS 159 will not have a material impact on our financial position and results of operations.

          In December 2007, the FASB issued SFAS No. 141R, “Business Combinations,” or SFAS 141R, and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment to ARB No. 51,” or SFAS 160. SFAS 141R and SFAS 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141R will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except for the following provisions, which are required to be adopted retrospectively:

•	Reclassify non-controlling interests from the “mezzanine” to equity, separate from the parent’s shareholders’ equity, in the consolidated statement of financial position.

•	Recast consolidated net income to include net income attributable to both the controlling and non-controlling interests.

          In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-related contingent features for derivatives. SFAS 161 does not change the accounting treatment for derivative instruments. SFAS 161 is effective beginning January 1, 2009. We believe that the adoption of SFAS 161 will not have a material impact on the our financial position and results of operations.

B.	LIQUIDITY AND CAPITAL RESOURCES

          Historically we financed the construction of our network and funded our operations principally from cash flows from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999. In April 2005, we completed an offering of NIS 220 million ($57.2 million) of debentures and warrants, in Israel, exclusively to Israeli residents. The debentures are scheduled to be repaid during the period April 2008 through April 2015, and are traded on the TASE. The interest rate of these debentures was 4%. The debentures are convertible into ordinary shares at a conversion price of NIS 40 ($10.40) per share until March 2008, at which time the conversion price increased to NIS 50 ($13.00). As of December 31, 2007, the debenture holders converted NIS 103.6 million of the debentures into 2,592,069 shares. Subsequent to the balance sheet date and through June 23, 2008, an additional NIS 43,000 of debentures were converted into 1,086 shares. The warrants to purchase up to 2.5 million of our ordinary shares were exercised in full prior to October 15, 2007, their expiration date. Our proceeds from the exercise of such warrants totaled NIS 104 million ($27 million). The proceeds were used for general corporate purposes including working capital.

          During the period March to May, 2007, 012 Smile. Communications issued a total of approximately NIS 425.0 million ($111.0million) of non-convertible debentures exclusively to institutional investors in Israel at par value. The debentures are traded on the TASE.

          In September 2007, we completed an offering of debentures that was made exclusively to Israeli residents. We raised a total of NIS 423.0 million ($110.0 million). The interest rate set for the debentures was 5%. The debentures are traded on the TASE.

          As of December 31, 2006 and 2007, we had cash and cash equivalents as well as short term bank investments of NIS 321.3 million and NIS 763.3 million ($198.5 million), respectively, and we had a working capital deficit of NIS 637.0 million at December 31, 2006 and working capital of NIS 619.1 million ($161 million) at December 31, 2007, reflecting the refinancing of the debt undertaken to acquire 012 Golden Lines, and the receipt by 012 Smile.Communications of NIS 299.0 ($77.7 million)in proceeds from its initial public offering in October 2007 and NIS 423 million ($110 million) from its debenture offering in September 2007.

          As of December 31, 2007, we had borrowings of NIS 94.1 million ($24 million) under our lines of credit with five banking institutions in Israel, and the unutilized portion of our lines of credit was NIS 25.4 million. The lines of credit provide for interest at annual rates ranging from 5.25% to 5.5% and an average rate of 5.35%. In relation to these credit lines, we agreed not to pledge any of our assets to any person. In addition, pursuant to the terms of these credit lines, we require to maintain our ownership position in our subsidiary 012 Smile. Communications above 51%. These credit lines do not have a specified maturity date, but they may be called by each bank at any time.

          As of December 31, 2007, 012 Smile. Communications owed us NIS 105.7 million ($27.5 million) pursuant to a long term loan. As at December 31, 2007, the effective interest rate on this loan was 5.75%. This loan may not repaid as long as 012 Smile.Communications’ ratio of net debt, not including shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters.

          We made capital expenditures for property and equipment of NIS 12.1 million in the year ended December 31, 2005, NIS 20.8 million in the year ended December 31, 2006, and NIS 59.3 million ($15.4 million) in the year ended December 31, 2007. Our consolidated capital expenditure plans for the year ending December 31, 2008 are estimated to be NIS 73.5 million ($19.11 million), mainly for continued integration of our network and construction of new hosting premises.

          012 Smile.Communications also entered into agreements for the purchase of ROU of international fiber optic cables to service the increasing bandwidth requirements of its broadband services customers. It made cash payments for ROU of international fiber optic cables of NIS 40.7 million in the year ended December 31, 2005, NIS 35.4 million in the year ended December 31, 2006, and NIS 41.5 million ($10.8 million) in the year ended December 31, 2007. Furthermore, as of December 31, 2007, 012 Smile.Communications has commitments to purchase additional rights of use in the framework of the above agreements in the total amount of approximately NIS 38.5 million ($10.0million) during 2008-2011.

          In addition, under the terms of the ROU agreements, we are committed to pay annual maintenance fees during the usage period. All payments under the ROU agreements are linked to the US$.

          We have also entered into various non-cancellable operating lease agreements for premises and motor vehicles. See note 16B(3) to the financial statements.

          Financing Arrangements

          The following table summarizes our bank debt as of December 31, 2007, 2006 and 2005:

	At December 31,

	2007	2006	2005

	Reported amounts

	(NIS in thousands)
Short-term:
Credit	21,716	11,090	5,507
Short-term bank loans	56,282	353,772	-
Current maturities of long-term loans	7,177	7,717	7,177

Total short-term debt	85,175	372,039	12,684

Long-term:
Long-term loans maturities	8,971	16,150	23,323

Total long-term debt	8,971	16,150	23,323

Liabilities attributed to discontinued operations		-	-

Total debt	94,146	388,189	36,007

Cash Flows

          The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,

	2007	2006	2005

	Reported amounts

	(NIS in thousands)
Net income	150,046	26,331	18,281
Other adjustments for non-cash items	17,652	49,212	44,143
Net changes in assets and liabilities	39,520	2,812	(19,649)

Net cash provided by operating activities	207,218	78,355	42,775
Net cash used in investing activities	(811,192)	(56,110)	(18,090)
Net cash provided by financing activities	885,421	32,746	165,166

Net increase (decrease) in cash and cash equivalents	281,447	54,991	189,851

          Net cash provided by operating activities was NIS 207.2 million ($53.9 million), NIS 78.4 million, and NIS 42.8 million in the years ended December 31, 2007, 2006 and 2005, respectively. The increase in net cash provided by operating activities in 2007 compared to 2006 was derived primarily from the acquisition of 012 Golden Lines. As a result of this acquisition, our revenues increased by 188% from NIS 408.4 million for the year ended December 31, 2006 to NIS 1.2 billion ($306 million) for the year ended December 31, 2007. During this period, our cash balances from operations have been materially affected on both a quarterly and annual basis by our net income from operations, depreciation and amortization and by other changes in our working capital.

          Net cash used in investing activities was NIS 811.2 million, ($211.0 million), NIS 56.1 million and NIS 18.1 million in the years ended December 31, 2007, 2006 and 2005, respectively. The increase in the net cash used in investing activities in the year ended December 31, 2007 is mainly due to the payment of NIS 585.6 million ($152.3 million) of payables related to the 012 Golden Lines acquisition.

          According to Israeli GAAP, receipt of loans in respect of capital leases is reflected in the statements of cash flows as cash flows from financing activities. Under U.S. GAAP, this would be reflected as a non-cash financing activity.

          Net cash provided by financing activities was NIS 885.4 million, ($230.2 million), NIS 32.7 million and NIS 165.2 million in the years ended December 31, 2007, 2006 and 2005. Cash provided from financing activities in 2007 included NIS 299.0 million ($77.7 million) proceeds from the initial public offering of 012 Smile.Communications, in proceeds from its initial public offering in October 2007, NIS 827.0 million ($215.0 million) from the issuance of two debenture series, NIS 104.0 million received from the exercise of 2,494,659 warrants and NIS 287.0 million decrease in our bank credit. Cash provided from financing activities in 2006 included an increase in short-term bank credit which was partially offset by the repayment of long-term loans under lease agreements for lease agreements for rights of use for international communication lines. Cash provided from financing activities in 2005 included amounts related to our issuance of NIS 220 million of convertible debentures and warrants in 2005 in our offering on the TASE, which was partially offset by the repayment of long-term loans under lease agreements for rights of use for international communication lines.

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

          On December 31, 2006, Smile.Communications acquired 012 Golden Lines, a privately held communications company that was one of its principal competitors. As a result of this acquisition, 012 Smile.Communications is now one of the three largest providers of broadband data and traditional voice services in Israel and one of the largest providers of communication services in Israel. In 2007, our communication revenues and operating income increased significantly due to the consolidation of 012 Golden Lines’ results for the first time in our consolidated financial statements.

E.	OFF-BALANCE SHEET ARRANGEMENTS

          We are not a party to any material off-balance sheet arrangements, other than as disclosed under “Tabular Disclosure of Contractual Obligations” with respect to operating leases. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by Period

	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years

	(NIS in thousands)
Long-term debt obligations	1,241,612	43,271	394,892	404,016	399,434
Payments in respect of long-term financial arrangements	112,116	23,454	42,188	46,474	0
Purchase of ROUs of fiber optic cables	67,657	12,453	25,974	23,749	5,481
Operating lease obligations	60,554	17,026	23,001	12,978	7,549
Purchase obligations	1,861	1,861
Other obligations, mainly service payments in respect to ROUs	399,361	25,821	53,569	83,015	236,956
Total	1,883,161	123,886	539,624	570,232	649,420

          Not all items were recorded in our balance sheet at December 31, 2007. See Notes 12, 13, 15 and 16 of our consolidated financial statements found elsewhere in this annual report. We believe that we will be able to meet these obligations as they become due.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME	AGE	POSITION

Shaul Elovitch (2)	60	Chairman of the Board of Directors
Eli Holtzman (2)	59	Chief Executive Officer and Director and Chief Executive Officer of Smile.Media
Yossef Elovitch	56	Director
Ronit Gotliv (1)	54	Outside Director
Orly Guy (1)	47	Outside Director
Aliza Schloss (2)	54	Director
Anat Winner (1)(2)	48	Director
Doron Turgeman (2)	40	Deputy Chief Executive Officer, Chief Financial Officer and Vice President of Finance of Smile.Media
Stella Handler	46	Chief Executive Officer of 012 Smile.Communications
Doron Ilan	40	Chief Financial Officer of 012 Smile.Communications

(1) Member of the Audit Committee

(2) Director of 012 Smile.Communications

          Mr. Shaul Elovitch will serve as a Class A director until our 2009 annual general meeting of shareholders. Messrs. Eli Holtzman and Yossef Elovitch will serve as Class B directors until our 2010 annual general meeting of shareholders. Ms. Anat Winner and Ms. Aliza Schloss will serve as Class C directors until our 2008 annual general meeting of shareholders.

          Ms. Orly Guy and Ms. Ronit Gotliv will serve as outside directors pursuant to the provisions of the Israeli Companies Law for initial three-year terms until July 2008 (see Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside Directors and Independent Directors - Outside Directors”).

          Shaul Elovitch has served as chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of our subsidiaries Smile.Media Ltd. and 012 Smile.Communications Ltd. since 2000. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

          Eli Holtzman co-founded our company and has been our chief executive officer since 1992 and a director since July 1999. Mr. Holtzman serves as chief executive officer of Smile.Media and as a director of 012 Smile.Communications. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University.

          Yossef Elovitch has served as a director since 1993. Mr. Elovitch has served as director of Eurocom Communications since 1985. Mr. Elovitch serves as a director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

          Ronit Gotliv has served as an outside director since July 2005 and is a member of our audit committee. Ms. Gotliv serves as a managing partner of R. Gotliv and Co., a Tel Aviv law firm specializing in commercial law, corporate law and real estate law. From 1984 to 1999, Ms. Gotliv was employed as an attorney at B.A. Gotliv - Law Offices. Ms. Gotliv holds an LL.B. degree from Tel Aviv University.

          Orly Guy has served as an outside director since July 2005 and is a member of our audit committee. Ms. Guy has served as a managing partner of Guy Bachar and Co, a Tel Aviv law firm specializing in civil-commercial law including litigation, capital market law and real estate law, since 1994. Since 2000, Ms. Guy has served as a director of a pharmaceutics company, Intec Pharma Ltd. Ms. Guy holds an LL.B. degree from Tel Aviv University and is a member of the Israel Bar Association.

          Aliza Schloss has served as a director since July 2005. Ms. Schloss has served as a director of 012 Smile.Communications since January 2008. Ms. Schloss has served as a director and/or officer of various other companies in the Eurocom group. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairmen of the audit committee and member of various committees of Bezeq The Israel Telecommunication Corp., Ltd. From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha - The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. – Bank Hapoalim. Ms. Schloss holds a Ph.D. degree in Political Science and Public Administration from the Hebrew University of Jerusalem. Ms. Schloss also holds an M.A. degree in Political Science and an M.P.A. degree in Public Administration, both from the Hebrew University of Jerusalem, and a B.Sc. degree in Biology from the Ben-Gurion University of the Negev.

          Anat Winner has served as a director since August 2001 and is a member of our audit committee. Ms. Winner has served as a director of 012 Smile.Communications since October 2007. Ms. Winner has been self employed as a business advisor since July 2003 and serves as a director of Magal Security Systems Ltd. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

          Doron Turgeman has served as our deputy chief executive officer since October 2004 and as our chief financial officer and vice president of finance since May 2001. Mr. Turgeman serves as deputy chief executive officer and chief financial officer of Smile.Media. Mr. Turgeman has served as a director of 012 Smile.Communications since January 2008. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant (Israel).

          Stella Handler joined us as 012 Smile.Communications’ chief executive officer in January 2007, upon our acquisition of 012 Golden Lines. Prior thereto and from 1997, Ms. Handler was employed by 012 Golden Lines and served as its chief executive officer from 2002. From 1992 to 1997, Ms. Handler served as the Head of Subsidiary Companies Division of Bezeq The Israel Telecommunication Corp., Ltd., responsible for control, management and operations of all subsidiary companies. Ms. Handler has an M.B.A. in Business Administration and an M.A. in Economics, both from Hebrew University of Jerusalem.

          Doron Ilan joined us as 012 Smile.Communications’ chief financial officer in January 2007 upon our acquisition of 012 Golden Lines. Prior thereto and since 1998, Mr. Ilan was employed by 012 Golden Lines and served as its chief financial officer and vice president-finance since 2003. Prior to joining 012 Golden Lines, he worked for five years at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Ilan has an M.B.A. and a B.A. in Economics and Accounting from Bar-Ilan University, Tel Aviv. Mr. Ilan is also a Certified Public Accountant in Israel.

B.	COMPENSATION

          The aggregate amount of compensation paid during 2007 to all of our directors and executive officers as a group (10 persons) for services in all capacities was approximately $1.5 million. This amount includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2007, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $552,470.

          During the year ended December 31, 2007, we paid to each of our outside directors, as well as to Ms. Winner, an independent director, an annual fee of NIS 34,779 ($9,043) and a per meeting attendance fee of NIS 1,831 ($476). Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on the board of directors or any committee of our board of directors. All of our non-employee directors are reimbursed for their expenses for each board of directors’ meeting attended.

          We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the process for compensation of officers, since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5). See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

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

          We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5). See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.” Instead, we follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

Potential Conflicts of Interest

          Some of our directors also serve in various capacities for entities affiliated with Eurocom Communications and its affiliates. These relationships may give rise to conflicts of interest from time to time relating to (1) contracts, (2) corporate opportunities, and (3) use of directors’ time and expertise. We have not adopted any formal plan or procedures to address such conflicts of interest and intend to review all related party transactions on a case-by-case basis. Under Israeli law, certain approvals are required for related party transactions (see below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - Fiduciary Duties; Approval of Related Party Transactions under Israeli Law.”)

Outside and Independent Directors

          Outside Directors. The Israeli Companies Law requires public companies incorporated under the laws of the State of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment to serve as an outside director any affiliation with the company, its controlling shareholder or any entity controlled by the Company or its controlling shareholder. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an “office holder,” as defined in the. Israeli Companies Law.

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

          At least one of the outside directors must have “accounting and financial expertise” and the other outside directors must have “professional expertise,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualification.”

          The outside directors are elected by a majority vote at a shareholders meeting. The shareholders voting in favor of their election (not including abstentions) must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election (not including abstentions) represent 1% or less of all of the voting rights in the company.

          In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies that are listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years each subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for a third term or more is in the best interest of the company.

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

          Ms. Orly Guy and Ms. Ronit Gotliv serve as our outside directors pursuant to the provisions of the Israeli Companies Law for initial three-year terms until July 2008.

          Independent Directors. As a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), we are exempt from the NASDAQ Marketplace Rule which requires that a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules see Item 6.C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.” If the “controlled company” exemption would cease to be available to us under NASDAQ Marketplace Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

          However, because the controlled company exemption does not extend to our audit committee, it must have at least three members and be comprised only of directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ Marketplace Rules.

          Our board of directors has determined that each of Ms. Guy and Ms. Gotliv (both outside directors under Israeli law) and Ms. Anat Winner qualify as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ Marketplace Rules.

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

          Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, identifying any faults in the business practices of our company and to make recommendations to the Board of Directors for remedying such faults, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

          Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Guy, Ms. Gotliv and Ms. Winner. Ms. Winner has been elected as the chairperson of the audit committee, and was determined by our Board of Directors as having the requisite “accounting and financial expertise.” The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.igld.com.

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

Directors’ Service Contracts

          We do not have any service contracts with our directors, other than an employment agreement with a company wholly-owned by Mr. Holtzman, our chief executive officer, who is also a director. In the event we terminate the agreement for any reason, Mr. Holtzman’s company will be entitled to an amount equal to four monthly payments under the agreement. See Item 7C. “Major Shareholders and Related Party Transactions - Related Party Transactions.”

          Other than as described above, there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Fiduciary Duties; Approval of Related Party Transactions under Israeli Law

          Fiduciary Duties of Office Holders.

          The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

          Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders.

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

          Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

          Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

          Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders.

          The disclosure requirements which apply to an office holder also apply to a controlling shareholder with respect to his or her personal interest in a transaction. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

          Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing relief from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of the relief provided that such objection is submitted to the company in writing not later than 14 days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

          The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

Insurance for Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holders with respect to an act or omission performed by the office holder in such capacity for:

•	a breach of the office holders duty of care to the company or another person;

•

a breach of the office holders duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company’s interests; and

•	a financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	a financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitration award approved by a court;

•

reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•

reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him or her by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense that does not require proof of criminal intent.

          In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•

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

•	retroactively indemnify an office holder of the company.

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

•

a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine or forfeiture imposed on the office holder.

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

          We have affected an underlying directors’ and officers’ liability insurance policy for the period October 31st 2007 to October 31st 2008, subject to a limit of liability of $5 million per claim and in the aggregate.. At our 2007 annual general meeting of shareholders, our shareholders approved a framework agreement for the renewal, extension and or replacement from time to time of our directors’ and officers’ liability insurance policy, under which (i) the annual aggregate premium of any new policy may not exceed 30% of the previous year’s aggregate premium; (ii) the aggregate coverage limit per claim under any new policy may not exceed an amount representing an increase of 20% in any year, as compared to the previous year’s aggregate coverage limit; and (iii) any new policy may not be entered into after 2012, and our Audit Committee and Board of Directors must approve that any new policy is in accordance with the foregoing terms and conditions.

          In addition our Directors and Officers are insured under an excess policy effected jointly with 012 Smile.Communications Ltd., subject to a joint limit of liability of $5 million per claim and in the aggregate, in excess of the underlying policies effected by us and 012 Smile.Communications Ltd.

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

NASDAQ Exemptions for a Controlled Company

          We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), since Eurocom Holdings holds more than 50% of our voting power. Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of Rule 4350(c) of the NASDAQ Marketplace Rules:

•	that the majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rules;

•

that the compensation of the chief executive officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors; and

•

that director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

NASDAQ Marketplace Rules and Home Country Practices

          Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

          On June 27, 2005, we provided NASDAQ with a notice of non-compliance with the requirement under Rule 4350 that our independent directors have regularly scheduled meetings at which only independent directors are present. Under Israeli law independent directors are not required to hold executive sessions.

D.	EMPLOYEES

          At December 31, 2007, we and our wholly owned subsidiaries employed 72 full-time employees, and 24 part time employees all of which were based in Israel. Of such 96 employees, 46 employees were employed in marketing and sales, 28 employees were employed in finance, operations, human resources and administration, 9 employees were employed in technical support and training, and 13 employees were employed in customer service.

          In addition, at December 31, 2007, our 72.44% owned subsidiary 012 Smile.Communications employed 511 full-time employees and 1,200 part-time employees, all of which were based in Israel. Of such 1,711 employees, 217 employees were employed in marketing and sales, 119 employees were employed in finance, operations, human resources and administration, 565 employees were employed in technical support and training, 628 employees were employed in customer service and 182 employees were employed in technical administration.

          In addition, at December 31, 2007, our 50.1% owned subsidiary MSN Israel Ltd. employed 63 full-time employees. Of such employees, 41 employees were employed in marketing, sales and business development, eight employees were employed in finance, operations, human resources and administration and 14 employees were employed in the technical division.

          At December 31, 2006, we and our wholly owned subsidiaries employed 624 full-time employees and 1,325 part-time employees, all of which were based in Israel. Of such 1,949 employees, 430 employees were employed in marketing and sales, 164 employees were employed in finance, operations, human resources and administration, 601 employees were employed in technical support and training, 504 employees were employed in customer service and 250 employees were employed in technical administration.

          At December 31, 2005, we and our wholly owned subsidiaries employed 305 full-time employees and 548 part-time employees, all of which were based in Israel. Of such 853 employees, 286 employees were employed in marketing and sales, 89 employees were employed in finance, operations, human resources and administration, 212 employees were employed in technical support and training, 185 employees were employed in customer service and 80 employees were employed in technical administration.

          Our relationships with our employees are governed by Israeli labor legislation and regulations, extension orders of the Ministry of Labor, labor courts judgments implementation and interpretation of such legislation and regulations and personal employment agreements. Israeli labor laws and regulations are applicable to all of our employees. The laws concern various matters, including, among other things, severance pay rights at termination, prior notice, vacation, recreation pay, retirement or death, length of the workday and workweek, minimum wages, overtime payments and insurance for work-related accidents. We currently fund most of our ongoing legal severance pay obligations by paying monthly premiums for our employees’ insurance policies.

          In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration, which also include payments for national health insurance. The payments to the National Insurance Institute are approximately 12.43% of wages, up to a specified amount, of which the employee contributes approximately 56.3%, and the employer contributes approximately 43.7%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes 5.0%.

          We enter into personal employment agreements with our employees for compensation to be paid on either a monthly (in most cases, full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

          Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

          The following table sets forth certain information as of June 23, 2008 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Shaul Elovitch (3)(4)	12,683,135	58. 82%
Eli Holtzman (3)	172,118	*
Doron Turgeman (3)	--	--
Stella Handler (5)	--	--
Yossef Elovitch (3)(4)	--	--
Ronit Gotliv (3)	--	--
Orly Guy (3)	--	--
Aliza Schloss (3)	--	--
Anat Winner (3)	--	--
All directors and executive officers as a group (9 persons)	12,855,253	59. 62%

*	Less than 1 percent

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

(2)	The percentages shown are based on 21,560,830 ordinary shares outstanding as of June 23, 2008 (not including 1,957,576 treasury shares).

(3)

The business addresses of Messrs. S. Elovitch, Y. Elovitch, Holtzman and Turgeman and Ms. Gotliv, Ms. Guy, Ms. Winner and Ms. Schloss and is c/o Internet Gold – Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva, Israel.

(4)

Eurocom Communications, our controlling shareholder, holds 12,683,135, or 58.82% as of June 23, 2008, of our ordinary shares. Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 58.82% of our ordinary shares held by Eurocom Communications.

(5)	The business addresses of Ms. Handler is c/o 012 Golden Lines, 25 Hasibim St., Kiryat Matalon, Petach Tikva, Israel.

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

          Tax Treatment. The provisions of our 2005 Plan are designed to allow for the tax benefits promulgated under the Income Tax Ordinance. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2005 Plan will be taxable under the “capital gains path.” Pursuant to this path, the profit realized by an employee will be taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the end of such period, any profit is re-characterized as ordinary income. We will not be allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

          Eurocom Communications is the direct holder of 58.82% of our outstanding shares. Accordingly, Eurocom Communications controls our company. The following table sets forth certain information as of June 23, 2008, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Eurocom Communications (3)	12,683,135	58.82%
Clal Insurance Enterprises Holdings Ltd. (4)	1,464,830	6.23%

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

(2)	The percentages shown are based on 21,560,830 ordinary shares outstanding as of June 23, 2008 (not including 1,957,576 treasury shares)

(3)

Eurocom Communications, our controlling shareholder, holds 58.82% (as of June 23, 2008) of our ordinary shares (12,683,135 of our ordinary shares). Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications Ltd. is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 58.82% of our ordinary shares held by Eurocom Communications.

(4)

Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 28, 2008. The Schedule 13G indicates that the shares include shares beneficially owned by Clal Finance, Clal Insurance Enterprises Holdings Ltd.

Significant Changes in the Ownership of Major Shareholders

          Mr. Shaul Elovitch, chairman of our board of directors, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Eurocom Holdings holds a 50.33% controlling interest in Eurocom Communications. Mr. Shaul Elovitch holds an additional 0.67% interest in Eurocom Communications. Eurocom Communications, an Israeli company, owns 58.82% (as of June 23, 2008) of our ordinary shares.

          In July 2005, four Israeli holding companies, in which Mr. Shaul Elovitch has an 80% beneficial interest, purchased a 49% interest in Eurocom Communications from Arison Investments Ltd. Due to Mr. Shaul Elovitch’s ownership of Eurocom Holdings and the four holding companies, and his positions as director in Eurocom Holdings and these four companies, Mr. Shaul Elovitch is deemed to beneficially own the ordinary shares of our company directly held by Eurocom Communications.

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

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of June 24, 2008, there were 36 holders of record of our ordinary shares, of which 33 record holders holding approximately 90% of our ordinary shares had registered addresses in the United States and 2 record holders holding approximately 6.1% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

Relationship with Eurocom Communications and its affiliates

          Messrs. Shaul Elovitch, chairman of our board of directors, and his brother Yossef Elovitch, a director of our company, also serve as directors of Eurocom Communications and various of its affiliates, together indirectly hold a majority of the outstanding shares of Eurocom Communications. During the past three years, we have entered into transactions with Eurocom Communications and several of their affiliates, referred to as the Eurocom group. We believe that the transactions with Eurocom Communications and its affiliates described below could have been entered into on comparable terms with unrelated parties and on an arm’s length basis. Set forth below are summary descriptions of certain agreements, relationships and transactions between us and members of the Eurocom group.

          Certain Related Party Transactions

          012 Smile.Communications provides broadband and traditional voice services to related parties at market terms and prices. During the years ended December 31, 2007, 2006 and 2005, our consolidated revenues from the Eurocom group were NIS 3.1 million ($806,000), NIS 1.3 million and NIS 1.5 million, respectively. We expect that 012 Smile.Communications will continue to provide such services in the future.

          In addition, we receive and render various services and products (including advertising on our MSN Israel portal), to and from related parties at market rates and in the ordinary course of business. None of these transactions are material to us or to our related parties. If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms. In addition, generally we will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

          Registration Rights Agreement with Eurocom Communications

          In July 1999 we entered into a registration rights agreement with Euronet Communications (which was subsequently assigned to Eurocom Communications) and our other then existing shareholders granting them the right to register their ordinary shares under the Securities Act. These registration rights include unlimited rights to request that their shares be included in any underwritten public offering of our ordinary shares, excluding any registration of employees’ shares on Form S-8, or a similar form. Additionally, as of February 4, 2000, the holders of a majority of such shares are entitled to demand, up to three times in aggregate, that we register their shares. As of August 4, 2000, the holders of a majority of these shares are also entitled to request that we effect a registration of their shares on a shelf registration statement once in any twelve-month period up to three times in aggregate. All expenses incurred in connection with these registrations, other than underwriters’ and brokers’ discounts and commissions, will be payable by us.

          Execution Services Agreement with Eurocom Capital Finance Ltd.

          In November 2007, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides us with various financial services. Under the agreement, Eurocom Capital handles the execution of investments in our capital, pursuant to direct instructions from our chief executive officer. In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. Eurocom Capital has agreed to act to preserve our financial resources according to a policy that will be set by our management and approved by the board of directors. We paid Eurocom Capital an aggregate amount of NIS 45,000 ($11,700) in fees for the months of November and December 2007.

          Agreement with Eurocom Capital Underwriting Ltd.

          At our 2007 annual general meeting of shareholders, our shareholders approved a framework agreement with Eurocom Capital Underwriting Ltd., or Eurocom Underwriting, according to which our management is authorized, without the need to obtain further shareholder approval, to enter into, from time to time, underwriting and/or management and/or marketing and/or distribution agreements with Eurocom Underwriting or any group of underwriters which includes Eurocom Underwriting, for the purpose of private and/or public issuances of our securities. Eurocom Underwriting is controlled by Mr. Shaul Elovitch, our controlling shareholder and chairman of our Board of Directors. Under the framework agreement:

•

the firm commitment of Eurocom Underwriting in any underwritten Offering may not exceed 15% of any such offering. The underwriting discounts, commissions and fees for any underwritten offering will be on reasonable market terms.

•

Eurocom Underwriting will be entitled to a management and/or lead and/or participation fee in an amount to be set forth in each agreement entered into under the framework agreement, according to its role under each such agreement, subject to applicable law and upon reasonable market terms.

•

Under any agreement entered into under the framework agreement, we may agree to indemnify Eurocom Underwriting, under reasonable market terms, provided that the same terms apply to all other underwriters, for (i) any monetary liability incurred as a result of a court decision or settlement to which we agree in writing, for a claim under any securities law that the offering documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (ii) reasonable legal costs, including attorneys’ fees, expended as a result of such proceedings.

•	The terms of each agreement entered into under the framework agreement will be reasonable and on market terms.

•	Eurocom Underwriting will not be entitled under any agreement entered into under the framework agreement to determine pricing for an offering.

•	No agreement entered into pursuant to the framework agreement may be entered into after December 31, 2012.

•	Any agreement pursuant to the framework agreement is subject to the specific approval of our Audit Committee and Board of Directors.

          We paid to Eurocom Capital Underwriting Ltd. an aggregate amount of NIS 1.9 million in consideration for its services provided in connection with the debentures offerings of our company and of Smile.Communications in 2007.

          Other Related Party Transactions

          Until May 2006 we leased 250 square meters of office space in Ramat-Gan, Israel from Eurocom Holdings. In 2006, we paid Eurocom Holdings NIS 128,498 for such facilities as well as an additional NIS 44,351 for related services. In May 2006, we entered into a lease agreement with a non-related third party for the lease of a new facility, also in Ramat-Gan, for our support department, instead of the foregoing facility.

          In 2006 and 2007, we purchased NIS 1,064,000 and NIS 126,500 ($32,891), respectively, of advertising time from Radius Broadcasting Ltd., at market terms and prices. Radius Broadcasting is a subsidiary of Media Holdings EU Ltd., which is 85% indirectly held by Eurocom Communications (on a fully diluted basis).

          In 2006 and 2007, we purchased NIS 59,080 and NIS 200,011, ($52,000), respectively, of peripheral equipment from Trans-Global PTE Ltd. (formerly Eurocom Digital Systems Ltd.) upon market terms and prices.

          In 2006 and 2007, we paid Eurocom Digital Communications Ltd. (formerly Eurocom Marketing) NIS 298,411 and NIS 229,608 ($59,700), respectively, for lease of a warehouse facility in Rosh Ha’Ayin. In addition we paid Eurocom Digital Communications Ltd. NIS 141,767 and NIS 564,173 ($146,691), respectively, for telephone devices we offered in promotional programs and NIS 15,816 and NIS 5,222 ($1,358), respectively, for equipment maintenance and repair services. We also paid Eurocom Digital Communications Ltd. in 2007 an aggregate amount of NIS 32,403 ($8,425), for car usage, mail services and office maintenance.

          In 2007, we paid Gilat Satcom Ltd. approximately NIS 694,000 ($180,447) for international calls services. Gilat Satcom Ltd., a company traded on the London Stock Exchange (AIM), which specializes in providing fixed and mobile communication services via satellite, is approximately 79% indirectly held by Eurocom Communications.

          In 2007, our wholly-owned subsidiary, Smile.Media, paid Eurocom Digital Communication Ltd. (formerly Eurocom Marketing) approximately NIS 500,000 ($130,000) for the purchase of various products for sale on its eCommerce website P1000 on market terms and prices.

          Mr. Dani Elovitch, Mr. Yossef Elovitch’s son, is employed as head of the eCommerce division of Smile.Media.

Agreements with 012 Smile.Communications

          Intercompany Loans.

          We historically financed the principal acquisitions and investments of 012 Smile.Communications through interest bearing intercompany loans. In connection with 012 Smile.Communications’ acquisition of 012 Golden Lines, we provided 012 Smile.Communications with additional long-term financing, which amounted to NIS 105.7 million ($27.5 million) at December 31, 2007, bearing interest at the Prime Rate published from time to time by the Bank of Israel, which was 5.75% as of December 31, 2007. We may call the loan beginning October 1, 2008. 012 Smile.Communications may not repay any of the loans we provided to it as long as its ratio of net debt (defined as bank debt, debentures, debt with respect to the ROU, dividend to be announced, net cash, cash equivalents and short term investments), not including shareholder loans, to EBITDA (defined as earnings before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. In addition, and provided that the loans we provided will bear any interest, such interest will accumulate and be paid by 012 Smile.Communications only upon any partial repayment of the principal amount of the loans, and only with respect to the such repaid amount. For more detail, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

          Intercompany Agreements.

          We have agreed with 012 Smile.Communications, to mutually share certain information in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the separation of 012 Smile.Communications from us. 012 Smile.Communications has also agreed to provide mutual access to historical records relating to businesses that may be in our possession.

          Under an agreement we entered into with 012 Smile.Communications, 012 Smile.Communications will provide us, at our request, with those communication services that we may wish to utilize at market prices. Smile.Media has agreed to provide 012 Smile.Communications, at its request, with all media and content services that Smile.Media provides at market prices. Provisions of this agreement relating to services may be terminated upon three months’ notice.

          Indemnification Agreement

          On December 31, 2006, 012 Smile.Communications transferred certain media assets, including P1000.co.il, an Internet eCommerce website, to our wholly owned subsidiary, Smile.Media, as part of its internal restructuring for no consideration. In connection with the transfer, 012 Smile.Communications agreed to hold Smile.Media harmless for any liabilities relating to such assets which accrued prior to the transfer. In September 2007, Smile.Media was named as one of a number of defendants in a purported class action suit in Israel, which alleges that Smile.Media, as the operator of the P1000.co.il eCommerce website and the owners of the other five leading eCommerce websites in Israel, fabricated online auction results. The total amount of the claim is unknown at this time. We have agreed to hold 012 Smile.Communications harmless in the event the class action is permitted to move forward and any liability is imposed upon 012 Smile.Communications with respect to any other claims arising out of the transfer of the assets.

          Registration Rights Agreement with 012 Smile.Communications.

          We and 012 Smile.Communications have entered into a registration rights agreement under which 012 Smile.Communications has granted us the right to register the ordinary shares of 012 Smile.Communications that we hold under the Securities Act of 1933, as amended. Under the registration rights agreement, we have “demand” registration rights that allow us, at any time after one year following the initial public offering in the United States of 012 Smile.Communications, to request to register under the Securities Act of 1933, some or all of the ordinary shares of 012 Smile.Communications that we own. We are entitled to an aggregate of five demand registrations. 012 Smile.Communications is not required to effect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least $7.5 million. 012 Smile.Communications is also not required to effect more than one demand registration during the first 12 months following its initial public offering in the United States or more than one demand registration during any 12-month period thereafter. 012 Smile.Communications is not obligated to grant a request for a demand registration within 90 days of any other demand registration. We also have “piggyback” registration rights that allow us to include the ordinary shares of 012 Smile.Communications that we own in any public offering of equity securities initiated by 012 Smile.Communications (other than public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). The “piggyback” registration rights are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering. 012 Smile.Communications has also granted us the right to request a shelf registration on Form F-3, provided that it shall be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis, but for no longer than one year without the consent of the audit committee of 012 Smile.Communications.

          Under the registration rights agreement, 012 Smile.Communications has agreed to indemnify us against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which we sell ordinary shares, unless such liability arose in reliance upon and in strict conformity with information that we furnished in writing. 012 Smile.Communications will pay all expenses incident to any demand registration, and we will pay our respective portions of all underwriting discounts, commissions and fees attributable to the sale of our ordinary shares it owns under the registration rights agreement.

          For as long as we are required to consolidate 012 Smile.Communications’ results of operations and financial position or account for our investment in 012 Smile.Communications pursuant to the equity method of accounting, 012 Smile.Communications has agreed to maintain the same fiscal year end and accounting periods as us, and to the extent possible conform its financial presentation with ours. 012 Smile.Communications has agreed to use its best efforts to enable its independent auditors to complete their audit of its financial statements in a timely manner so to permit timely filing of our financial statements. It has also agreed to provide to us and our independent auditors all information required for us to meet our schedule for the filing and distribution of our financial statements and to make available to us and our independent auditors all documents necessary for the annual audit of 012 Smile.Communications as well as access to its responsible company personnel so that we and our independent auditors may conduct our audits relating to our financial statements. 012 Smile.Communications has also agreed to adhere to certain specified accounting policies of ours and to notify and consult with us regarding any changes to its accounting principles and estimates used in the preparation of its financial statements, and any deficiencies in, or violations of law in connection with, its internal control over financial reporting.

Chief Executive Officer Employment Agreement

          On June 15, 2000, we entered into an employment agreement with Mr. Eli Holtzman, our chief executive officer and a member of our board of directors, which was terminated in July 2002 and replaced by an agreement with a company wholly-owned by Mr. Holtzman. Pursuant to the agreement, such company will provide us with the services of Mr. Holtzman as our chief executive officer. The agreement contains certain non-competition and confidentiality provisions. In the event we terminate the agreement for any reason, Mr. Holtzman’s company will be entitled to an amount equal to four monthly payments under the agreement. The term of the agreement will continue until such time it is terminated by us, subject to us providing 90-days prior notice and immediately in the event of termination for cause. Mr. Holtzman’s company may terminate the agreement on a 90-days notice.

C.	INTERESTS OF EXPERTS AND COUNSEL

          Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          See the consolidated financial statements, including the notes thereto, beginning of page F-1 and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

          On July 3, 2005, Bynet Data Communications Ltd. (“Bynet”) filed a monetary claim for NIS 4,131,400 in respect of claims arising from a partnership between our company and Bynet in connection with a project.. On September 7, 2005, we submitted a statement of defense together with counterclaim against Bynet in the sum of NIS 2,500,000. On November 21, 2007, the dispute was settled pursuant to an agreemen which was approved by the court and the case was dismissed.

          On January 2, 2005, a claim was submitted against 012 Golden Lines and three other companies regarding infringement of Israeli Patent No. 76993 dated November 10, 1985, unjust enrichment and breach of statutory duties. The plaintiffs’ demands include payment of amounts of income generated from exploitation of the patent, payment of reasonable royalties for exploitation of the patent, punitive damages, litigation costs and attorneys’ fees, and payment of linkage differentials and interest from the date of creation of the debt until the date of actual payment. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice was filed against the providers of the systems allegedly infringing the patent, seeking indemnification and compensation for any liability that may be imposed in the context of the lawsuit. Similar proceedings have been initiated by the plaintiffs in other countries, including the United Kingdom and the United States, against other telecommunication companies. Some telecommunication companies, including one of the initial defendants named in this pending lawsuit, have settled with the plaintiffs, whereas other telecommunication companies have refused to settle and are continuing to litigate. On May 23, 2008, the England & Wales High Court of Justice, Chancery Division, Patents Court, declared that the plaintiffs’ corresponding English patent is invalid on the grounds of obviousness and the lack of examination by the patent examiner of previous information, in light of which the patent registration request should not have been approved. The decision may be appealed by the plaintiffs. On February 6, 2007, IDT CORPORATION filed a claim against the plaintiffs claiming that they are not the owners of the patent, which IDT later sought to consolidate with the pending lawsuit discussed above. We and other communications companies were named as formal defendants in these proceedings, but no remedy was sought. On October 7, 2007, IDT CORPORATION and the plaintiffs submitted a joint motion in the District Court, seeking to dismiss the IDT claim following resolution of all disputes between themselves. On October 14, 2007, the District Court dismissed the IDT claim as was requested. In the pending lawsuit, the District Court scheduled a pre-trial hearing for November 9, 2008, and the parties have reached a procedural agreement according to which all preliminary proceedings (e.g. discovery requests and questionnaires) will be concluded by October 23, 2008. The lawsuit is in its preliminary stages.

          On May 7, 2007, a claim was filed in the Tel Aviv - Jaffa District Court by AMAD - Arabia Music for Administration and Distribution Ltd., Digital Sounds Ltd. and Walem El Fan Ltd. against Yahala Internet Solutions Ltd., Smile.Media, us and our officers and directors. The plaintiffs allege that Yahala has breached their copyrights relating to certain music that was posted on the Yahala portal. The plaintiffs are seeking money damages in the amount of not less than NIS 1.0 million ($260,000), a court order to remove from the Yahala portal all creations of the plaintiffs and preventing the defendants from posting such creations on the Yahala portal. Yahala and the other respondents filed a statement of defense and a third party notice against the providers of the musical work. A preliminary hearing is scheduled for the end of June 2008. Due to the preliminary stage of this litigation, we and our legal advisors cannot currently assess the outcome or possible adverse effect on our financial position or results of operations.

          In 2003, Bezeq, the Israel Telecommunications Co. Ltd., requested 012 Golden Lines Ltd. collection commissions at the rate of 5.72% of its gross income from card-operated public telephones (“the card-operated telephones”), in the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004 Bezeq set off this amount unilaterally from the amounts accruing to 012 Golden Lines Ltd. On January 4, 2006, the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to 012 Golden Lines Ltd. the amounts set off in respect of this commission, with the addition of interest and linkage increments. On September 6, 2006, the District Court dismissed Bezeq’s appeal against the Minister of Communication’s decision, on the grounds of lack of jurisdiction of the court. On September 26, 2007, Bezeq submitted an administrative petition to the Israeli Supreme Court regarding the Ministry of Communications’ determination. In addition, in an alternative proceeding, on October 25, 2006, Bezeq appealed the District Court’s decision to the Israeli Supreme Court and submitted a petition to the Supreme Court regarding the Minister of Communication’s decision. At 012 Golden Line’s request, the hearings regarding the administrative petition and the appeal were both scheduled for July 28, 2008 before the same panel. 012 Golden Lines Ltd. provided a provision for this request in its financial statements. According to management’s estimate, based on the advice of its legal counsel, the provision is sufficient for any losses that may arise from the said request.

          On September 2, 2007 a motion to certify a class action was filed with the Tel Aviv - Jaffa District Court, against several corporations operating eCommerce sites, including our own operated P1000 website, as well as against several suppliers. The petitioners claim that these sites have deceived and defrauded participants in online auctions, by unrightfully preventing them from wining products that the sites determined as “under-priced.” The petition also claims that this practice was carried out through the use of fictitious bidders during the auction process. In addition, the petitioners asked for a temporary injunction to prevent the websites from amending, erasing, or disposing of any auction or sales data that is in their possession, in order to enable the petitioners to discover the extent of the alleged fraud and related damages. On October 15, 2007, the court has granted the petitioners with such temporary injunction. On January 13, 2008, we filed our response to these petitions. A preliminary hearing, regarding the possible severance of the proceeding, is scheduled for September 2008. Currently, the total amount of the claim can not be estimated. At this stage it is impossible to estimate what potential liability or costs, if any, may be incurred in connection with these petitions.

          During February and April, 2008, three motions to certify class action were filed with various District Courts in Israel, against several international telephony companies, including 012 Smile.Communications. These motions allege that: (i) the companies unlawfully charged consumers in excess of the tariffs published by them with respect to their calling card services, (ii) the calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards, (iii) the companies deduct the time spent when a user unsuccessfully attempts to call someone utilizing the card, (iv) the companies calculate and collect payment not by units of round minutes as indicated, (v) the companies provide misleading information about the number of “units” on the card ,(vi) the companies formed a cartel that arranged and raised the prices of calling cards, and (vii) the companies improperly calculated the length of the international calls in whole-minutes units rather than in one-second units. Currently, the total amount of the claim can not be estimated. At this stage we are unable to estimate what potential liability or costs, if any, may be incurred in connection with these petitions.

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

          Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2007.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Annual Stock Information

          The following table sets forth, for each of the years indicated, the range of high bid and low ask prices of our ordinary shares on the NASDAQ Global Market or the NASDAQ Capital Market and the TASE:

	NASDAQ		TASE

Year	High	Low	High	Low

2003	$7.62	$1.11	-	-
2004	$6.85	$3.43	-	-
2005	$8.15	$4.60	NIS 35.89	NIS 21.36
2006	$12.93	$4.20	NIS 51.80	NIS 18.45
2007	$17.32	$9.68	NIS 68.20	NIS 36.01

Quarterly Stock Information

          The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market or the NASDAQ Global Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

2006
First Quarter	$6.75	$5.26	NIS 32.00	NIS 24.51
Second Quarter	$6.80	$5.11	NIS 31.50	NIS 22.80
Third Quarter	$6.25	$4.20	NIS 26.20	NIS 18.45
Fourth Quarter	$12.93	$6.18	NIS 51.80	NIS 26.40

2007
First Quarter	$15.63	$11.11	NIS 63.48	NIS 48.12
Second Quarter	$17.32	$11.80	NIS 68.20	NIS 46.40
Third Quarter	$15.19	$9.68	NIS 63.30	NIS 36.01
Fourth Quarter	$13.94	$10.33	NIS 54.99	NIS 40.05

2008
First Quarter	$12.20	$6.77	NIS 46.28	NIS 22.91
Second Quarter (through June 23)	$12.07	$8.20	NIS 39.50	NIS 28.13

Monthly Stock Information

          The following table sets forth, for the most recent six months, the range of high bid and low ask prices of our ordinary shares on the NASDAQ Capital Market or the NASDAQ Global Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

January 2008	$12.20	$8.70	NIS 46.28	NIS 32.11
February 2008	$10.86	$9.08	NIS 38.25	NIS 33.16
March 2008	$8.99	$6.77	NIS 33.05	NIS 22.91
April 2008	$10.53	$8.20	NIS 36.85	NIS 28.13
May 2008	$12.07	$9.82	NIS 39.50	NIS 32.39
June 2008(through June 23)	$10.39	$9.50	NIS 35.00	NIS 31.54

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

          Limitations on any existing or prospective major shareholder. See Item 6C. “Directors and Senior Management – Board Practices - Approval of Related Party Transactions Under Israeli Law.”

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

Annual and Extraordinary Meetings

          The board of directors must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. At our 2007 annual general meeting of shareholders, our shareholders approved the amendment of Article 25 of our articles of association, pursuant to which we are no longer required to deliver notice of our annual and special general meetings to our shareholders. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

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

          On December 31, 2006, Smile.Communications acquired the entire outstanding share capital of 012 Golden Lines Ltd. for a total consideration of approximately NIS 598.4 million. The consideration for the acquisition was paid subsequent to the balance sheet date in two installments in January 2007 and April 2007. The statutory merger was approved by the Israeli court in June 2007. Effective as of December 31, 2006, all of the assets and liabilities of 012 Golden Lines Ltd. were merged into Smile.Communications, and 012 Golden Lines Ltd. ceased to exist as a separate legal entity.

          On December 31, 2006, we signed an agreement for the transfer of the assets, liabilities and operations related to our communication business to 012 Smile.Communications, and we also signed an agreement for the transfer of the assets, liabilities and operations related to our media business to Smile.Media. Both transfers were contingent on the transfers being authorized as a tax free transfer by the Israeli Tax Authorities. Such authorization was received on May 9, 2007.

          In March 1999, we entered into a ten-year lease ending in September 2009 for an office building in Petach Tikva, that is subject to a ten-year renewal option. The annual rent for the 4,470 square meter premises is approximately NIS 2.2 million, approximately ($572,000), linked to the rate of exchange of the U.S. dollar.

          012 Golden-Lines has an agreement for the lease of office facilities in Petach Tikva. The lease expires on July 31, 2012, with an option to extend the lease period by an additional five years. The annual rental fees for the 6,700 square meter premises is approximately NIS 3.8 million (approximately $1 million), linked to the Israeli CPI.

          In May 2004, 012 Golden-Lines entered into an agreement with a former related party for the lease of an office building in Rishon LeZion, in which some of the company’s departments are located. The lease expires on January 31, 2009 with a renewal option for an additional five years. The annual rent for the 4,200 square meter premises is approximately NIS 1.46 million (approximately $380,000), linked to the Israeli CPI.

          In July 2003, we entered into a long-term agreement with 013 Barak, one of Israel’s three long distance carriers, to purchase rights of use for 14 international fiber optic lines (presented in our financial statements as a capital lease) until 2017, with the option to extend the agreement for an additional five year period. In November 2005, we amended such agreement, to increase the number of our international fiber optic lines. According to the amendment, we are obliged to connect the four remaining international lines by December 31, 2007 and an additional seven international lines by December 31, 2012. Currently the terms of this amended agreement are being reviewed and negotiated by the companies in an effort to provide us with greater flexibility.

          In April 2004, we entered into a long-term agreement with Bezeq International, one of Israel’s three long distance carriers (at that time), to purchase rights of use for one international fiber optic line for at least 13 years beginning in May 2004. In May 2004, we entered into an additional agreement with Bezeq International for an additional fiber optic line on the same terms.

          In January 2003, 012 Golden-Lines entered into a long-term agreement with Med Nautilus Ltd. (Ireland), to purchase rights of use for nine international fiber optic lines (presented in our financial statements as other - assets) until 2017, with the option to extend the agreement for an additional five year period. The total capacity of these lines is 1.6 Gigabits. This agreement was extended twice – in July 2004 with six additional lines having a capacity of 0.9 Gigabits, and in September 2005 – with an additional 25 lines having a capacity of 3.9 Gigabits.

          Since our launch of the international telephony service in August 2004, we have entered into agreements with several international carriers for the purchase of international long distance voice services to about 240 destinations around the world.

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

ISRAELI TAX CONSIDERATIONS

General Tax Structure

          General Corporate Tax Structure. On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) 2005. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2007 the tax rate was 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%.

          Dividends received from another Israeli company are exempt (except for dividends derived from income earned outside of Israel). Furthermore, in Israel, individuals must pay income tax at graduated marginal rates from 10% to 48%. Nevertheless, a company or individual, i.e., a non-resident of Israel, may benefit from exemptions or reductions in respect of all or a portion of such Israeli taxes, under the provisions of an international tax treaty, such as the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income.

Taxation Under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments) (1985), or the Inflationary Adjustments Law, affects the taxation of earnings of Israeli companies and individuals, under certain circumstances. This statute attempts to overcome some of the problems presented to a traditional tax system by an economy undergoing rapid inflation, which was the case in Israel at the time the law was enacted. Israel’s inflation rate has been materially reduced in recent years. It should be noted that on February 26, 2008 the Israeli parliament amended the Inflationary Adjustments law. According to the aforementioned amendment, the incidence of the Inflationary Adjustments law will be terminated as of December 31, 2007. As of the tax year 2008 and onwards, the law will no longer be in force, except for transitional regulations which will help to avoid any distortions in computing tax liability. Furthermore, as of the tax year 2008 and onwards, there will not be any inflationary adjustments of the firm’s revenues for tax purposes. In addition to the aforesaid, the price index linking of the depreciation of fixed assets and of carryforward losses will last until December 31, 2007. Accordingly, as of the tax year 2008 and onwards, price index linking will not be implemented for computing the amounts of depreciation of fixed assets and of carryforward losses.

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

           In addition, the marginal tax rate on ordinary income of individuals shall be reduced gradually during the following years from 47% to 44% in 2010. Non-Israeli residents will be exempt from tax on capital gain derived from investment in Israeli companies, commencing on July 1, 2005 through December 31, 2008, even if the capital gain was derived after such period and without derogating from any other capital gain tax exemption applying to non-Israeli resident under Israeli law or under any applicable tax treaty.

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

          Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

•	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

•	who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

          The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	real estate investment companies or real estate investment trusts,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging, constructive sale or conversion transaction.

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

•	For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

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

Passive Foreign Investment Companies

          For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) in any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

•

you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

          A hypothetical 10% depreciation in our major foreign currency rate (the dollar) against the NIS, with all other variables held constant, would result in a decrease in our expected 2008 sales of NIS 40.0 million, (approximately $10.4 million) and a decrease in our 2007 net profit of NIS 15.7 million, ($4.1 million).

          The debentures that we issued in September 2007 and the convertible debentures that we issued in April 2005 are linked (principal and interest) to the CPI. We have also short term bank investments which are linked to the CPI. A hypothetical 1% (based on December 31, 2007 balance sheet) increase in the CPI would result in an increase in our expected financing expenses of approximately NIS 3.8 million and a hypothetical 1% decrease in the CPI would result in financing income of approximately NIS 3.8 million.

          The debentures of Smile.Communications which were issued during the period of March 2007 to May 2007 are linked (principal and interest) to the CPI. A hypothetical 1% (based on December 31, 2007 balance sheet) increase in the CPI would result in an increase in our expected financing expenses of approximately NIS 4.6 million and a hypothetical 1% decrease in the CPI would result in financing income of approximately NIS 4.6 million.

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

Material Modifications to the Rights of Security Holders

          None.

Use of Proceeds

          Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

          We maintain disclosure control and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure control and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2007 we preformed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation, which was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective.

Management Annual Report on Internal Control Over Financial Reporting

          A company’s internal control over financial reporting is a process designed by, or under the supervision of, a public company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

          Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

          A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

          In connection with our management’s assessment of our internal control over financial reporting described above, and pursuant to the integration of 012 Golden Lines into 012 Smile.Communications, we were compelled to use several independent spreadsheets. Our management has concluded that as of December 31, 2007, we, through 012 Smile.Communications, did not maintain effective internal control over certain spreadsheets utilized in the period-end financial reporting process. As a result of the material weakness, our management has concluded that we did not maintain effective internal control over financial reporting.

          Our consolidated financial statements and internal control over financial reporting as of December 31, 2007 have been audited by Somekh Chaikin, an independent registered public accounting firm in Israel and a member firm of KPMG International.

Remediating Metrial Weakness

          Our management believes that the financial statements included in this report present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in accordance with Israeli generally accepted accounting principles. We completed the execution of the integration of the fiannaical reporting process in the fourth quarter of 2007 and will not need to use these independent spreadsheets in the future. Therefore, the identified material weakness has been remediated.

Changes in Internal Control over Financial Reporting

          There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Internet Gold – Golden Lines Ltd.

          We have audited Internet Gold – Golden Lines Ltd.’s (“The Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment:

          A material subsidiary did not maintain effective internal control over certain spreadsheets utilized in the period-end financial reporting process. This control deficiency could result in a material misstatement of accounts or disclosures that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated June 30, 2008, which expressed an unqualified opinion on those consolidated financial statements.

          In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

          We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2007, relative to the aforementioned material weaknesses in internal control over financial reporting.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel

June 30, 2008

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

	Year Ended December 31,

Services Rendered	2007	2006

Audit (1)	$1,327,243	$218,130
Audit-related (2)	-	-
Tax (3)	$35,816	$26,020
Other	-	-

Total	$1,363,059	$244,150

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

Issuer Purchase of Equity Securities

          On November 2007, our Board of Directors authorized the repurchase of up to NIS 70 million or $18.2million of our ordinary shares in the open market from time to time at prevailing market prices. As of December 31, 2007, we had repurchased 144,189 ordinary shares under the program at a total purchase price of approximately $1.6 million, or an average price of $11.41 per share. From the beginning of 2008, and until June 23, 2008, we repurchased 1,813,387 ordinary shares under the program at a total purchase price of approximately NIS 60.9 million ($15.8 million).

          The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased as part of our publicly announced repurchase programs, the maximum number of shares that may yet be purchased under the programs.

Period in 2007	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs

December	144,189	$11.41	144,189	$16,530,779

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

          We have elected to furnish financial statements and related information specified in Item 17.

ITEM 19.	EXHIBITS

          Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant.*

1.2	Articles of Association of the Registrant.*

2.1	Specimen of Share Certificate.*

2.2	Terms of Convertible Debentures Traded on Tel Aviv Stock Exchange***

2.3	Terms of Warrants Traded on Tel Aviv Stock Exchange***

2.4	Form of Smile.Communications Series A Debenture Certificate for Notes issued in March and May 2007****

4.1	Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman.*

4.2	Hebrew version and an English summary of Lease Agreement between Rivka and Avraham Veron and the Registrant dated March 1999.**

4.3

Agreement among the Registrant, Fishman Family Properties Management (1988) Ltd, Monitin Media Ltd and 012 Golden Lines Ltd. for the for the acquisition of 012 Golden Lines Ltd. dated July 25, 2006****

4.4

Amendments to the July 25, 2006 Agreement among the Registrant, Fishman Family Properties Management (1988) Ltd, Monitin Media Ltd and 012 Golden Lines Ltd. for the for the acquisition of 012 Golden Lines Ltd. dated August 1, 2006 and December 20, 2006****

8	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter of Consent of BDO Ziv Haft Consulting and Management Ltd.

*	Previously filed as exhibit to the Registrant’s Registration Statement on Form F-1 (Registration No. 333-10576), and incorporated herein by reference.

**	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

***	Previously filed as exhibit to the Registrant’s Report on Form 6-K for the month of April 2005 submitted on April 11, 2005, and incorporated herein by reference.

****	Previously filed as exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

Internet Gold – Golden Lines Ltd.

Consolidated Financial Statements as at December 31, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Internet Gold – Golden Lines Ltd.

We have audited the accompanying consolidated balance sheets of Internet Gold – Golden Lines Ltd. (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of 012 Golden Lines Ltd. a consolidated subsidiary, which statements reflect total assets constituting 29% of the total consolidated assets as of December 31, 2006. Those financial statements were audited by another independent registered public accounting firm whose report was furnished to us and our opinion, insofar as it relates to amounts included for 012 Golden Lines Ltd. is based solely on the report of the other independent registered public accounting firm.

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

In our opinion, based upon our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of its operations, the changes in shareholders’ equity and its cash flows for each of the years in the three year period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

As explained in Note 2C, the aforementioned financial statements are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board.

The accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in NIS have been translated into dollars on the basis set forth in Note 2D of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel Aviv, Israel
June 30, 2008

F – 2

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

AUDITORS’ REPORT

To the Shareholders and Board of Directors of

012 GOLDEN LINES LTD.

        We have audited the accompanying balance sheets of 012 Golden Lines Ltd. (“the Company”) as of December 31, 2006 and 2005 and the consolidated balance sheet of the Company and its subsidiary as of December 31, 2006, the related statements of income, changes in shareholders’ equity (deficiency) and cash flows of the Company for each of the three years in the period ended December 31, 2006 and the consolidated statements of income and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, the consolidated financial position of the Company and its subsidiary as of December 31, 2006, the results of operations, changes in shareholders’ equity and cash flows of the Company for each of the three years in the period ended December 31, 2006, and the consolidated results of operations and cash flows for the year ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

        As described in Note 2, the financial statements referred to above are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

        Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences on consolidated financial information is presented in Note 22 to the financial statements.

        As discussed in Note 1c, in December 29, 2006, the Company entered into a merger agreement with its parent company, pursuant to which the entire Company is to be merged into its parent company. The merger is subject to receipt of certain approvals.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 28, 2007	A Member of Ernst & Young Global

F – 3

Internet Gold – Golden Lines Ltd.

Consolidated Balance Sheets

Reported amounts

				Convenience translation into US$ (Note 2D)
		December 31		December 31 2007

		2007	2006

	Note	NIS thousands	NIS thousands	$ thousands

Current assets
Cash and cash equivalents	4	601,926	320,479	156,507
Short-term investments		161,353	883	41,953
Trade receivables, net	5	224,616	220,734	58,403
Other receivables	6	26,446	26,489	6,876
Deferred tax assets	20	9,707	2,393	2,524

Total current assets		1,024,048	570,978	266,263

Long-term trade receivables		3,460	2,951	900
Investments in investee companies		291	552	76
Deferred tax assets	20	192	157	50

		3,943	3,660	1,026

Property and equipment, net	7	135,681	*132,194	35,278

Other assets, net	8	536,340	* 545,277	139,454

Goodwill		433,194	431,488	112,635

Total assets		2,133,206	1,683,597	554,656

*	Reclassified due to initial implementation of a new Israeli Accounting Standard (see Note 2(U)).

/s/ Eli Holtzman	/s/ Doron Turgeman

Eli Holtzman	Doron Turgeman
Chief Executive Officer and Director	Chief Financial Officer

Date of signature: June 30, 2008

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

Internet Gold – Golden Lines Ltd.

				Convenience translation into US$ (Note 2D)
		December 31		December 31 2007

		2007	2006

	Note	NIS thousands	NIS thousands	$ thousands

Liabilities
Current liabilities
Short-term bank credit	9	77,998	364,862	20,280
Current maturities of long-term obligations	13	10,734	18,674	2,791
Accounts payable	10	209,743	193,144	54,535
Payables in respect of Golden Lines acquisition		-	584,621	-
Current maturities of convertible debentures	15	15,354	-	3,992
Other current liabilities	11	91,131	46,224	23,695

Total current liabilities		404,960	1,207,525	105,293

Long-term liabilities
Long-term loans and other long-term obligations	13	32,265	20,386	8,390
Convertible debentures	15	97,375	198,998	25,319
Debentures	12	839,434	-	218,262
Liability for employee severance pay, net	14	15,279	14,844	3,972
Deferred tax liabilities	20	29,027	51,512	7,547

Total long-term liabilities		1,013,380	285,740	263,490

Minority interest		184,584	89	47,994

Contingent liabilities, commitments and guarantees	16

Shareholders’ equity	17
Ordinary shares, NIS 0.01 par value (501,000,000 shares authorized; 23,372,953 shares issued and fully paid)		248	199	64
Additional paid-in capital		430,417	223,424	111,913
Treasury shares at cost (144,189 and 0 Ordinary shares as of December 31, 2007 and 2006, respectively)		(6,423)	-	(1,670)
Proceeds from warrants		4,726	15,352	1,229
Retained earnings (accumulated deficit)		101,314	(48,732)	26,343

Total shareholders’ equity		530,282	190,243	137,879

Total liabilities and shareholders’ equity		2,133,206	1,683,597	554,656

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Income

All amounts are in thousands except for per share data

		Year ended December 31			Convenience translation (Note 2D)
					Year ended December 31 2007

		2007	2006	2005

	Note	NIS thousands			US$ thousands

Revenues	19A	1,175,946	408,359	288,770	305,758

Operating expenses:
Cost of revenues	19B	802,296	252,413	154,781	208,605
Selling and marketing	19C	176,250	75,576	71,935	45,827
General and administrative	20D	69,843	33,957	33,156	18,160
Impairment and other charges		10,433	10,187	-	2,713

Total operating expenses		1,058,822	372,133	259,872	275,305

Operating income		117,124	36,226	28,898	30, 453
Financial expenses, net	19E	(57,412)	(5,615)	(9,403)	(14,928)
Other (expenses) income, net		(4,153)	(2,626)	237	(1,080)
Gain from issuance of shares in a subsidiary		116,136	-	-	30,197

Income before income taxes		171,695	27,985	19,732	44,642
Income tax expense	20	20,382	1,286	1,451	5,299

Income after income tax expense		151,313	26,699	18,281	39,343
Minority share in income		(1,267)	(34)	-	(329)
Company’s share in net loss of investees		-	(334)	-	-

Net income		150,046	26,331	18,281	39,014

Earnings per ordinary share-basic	18
Net income per share		6.94	1.43	0.99	1.80

Weighted average number of shares used in the calculation (in thousands)		21,617	18,438	18,432	21,617

Earnings per ordinary share - diluted
Net income per share		6.48	1.43	0.99	1.68

Weighted average number of shares used in the calculation (in thousands)		24,795	18,438	18,432	24,795

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

	Share capital *		Additional paid-in capital	Treasury shares at cost	Proceeds from warrants	Retained earnings (accumulated deficit)	Total	Convenience translation US Dollars (Note 2D)

	Number of shares	Amount

		NIS 0.01 par value		NIS thousands				US$

Balance as of January 1, 2005	18,431,500	197	215,040	-	-	(93,344)	121,893

Changes during 2005
Issuance of warrants	-	-	-	-	8,499	-	8,499
Expired warrants	-	-	1,824	-	(1,824)	-	-
Net income	-	-	-	-	-	18,281	18,281

Balance as of December 31, 2005	18,431,500	197	216,864	-	6,675	(75,063)	148,673

Changes during 2006
Adoption of new accounting standard	-	-	-	-	*8,937	-	8,937
Conversion of convertible debentures	159,721	2	6,560	-	(260)	-	6,302
Net income	-	-	-	-	-	26,331	26,331

Balance as of December 31, 2006	18,591,221	199	223,424	-	15,352	(48,732)	190,243	49,465

Changes during 2007
Exercise of warrants	2,494,659	25	110,642	-	(6,675)	-	103,992	27,039
Conversion of convertible debentures	2,431,262	24	96,351	-	(3,951)	-	92,424	24,031
Treasury shares at cost	(144,189)	-	-	(6,423)	-	-	(6,423)	(1,670)
Net income	-					150,046	150,046	39,014

Balance as of December 31, 2007	23,372,953	248	430,417	(6,423)	4,726	101,314	530,282	137,879

*	See Note 2N with regard to the changes of the opening balances due to reclassification of the equity component of the convertible debentures out of the liability component.

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Cash Flows

				Convenience translation (Note 2D)
	Year ended December 31			Year ended December 31

	2007	2006	2005	2007

	NIS thousands	NIS thousands	NIS thousands	$ thousands

Cash flows from operating activities:
Net income	150,046	26,331	18,281	39,014

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	116,848	31,179	27,630	30,382
Increase in liability for severance pay, net	435	43	1,266	113
Minority share in income	1,267	58	-	329
Company’s share in net loss of investees	-	334	-	-
Accrued interest and exchange rate on long-term loans	(785)	(111)	2,180	(204)
(Gain) loss on sale of property and equipment	-	3	(237)
Gain from issuance of shares in a subsidiary	(116,136)	-	-	(30,197)
Impairment and other charges	-	9,471	-	-
Deferred tax expense (benefit)	(29,834)	(227)	1,451	(7,758)
Accrued interest and exchange rate on debentures	48,038	9,302	14,101	12,490
Gain from short term investments	(2,181)	(840)	(2,251)	(567)
Changes in assets and liabilities, net of effect of acquired companies and discontinued operations:
Trade receivables	(4,391)	(14,787)	(15,027)	(1,142)
Other receivables	(165)	320	(3,945)	(43)
Accounts payable	6,625	23,518	(7,151)	1,723
Other current liabilities	37,451	(6,239)	3,499	9,738

Net cash provided by continuing operating activities	207,218	78,355	39,797	53,878

Net cash provided by discontinued operating activities	-	-	2,978	-

Net cash provided by operating activities	207,218	78,355	42,775	53,878

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Cash Flows (cont’d)

				Convenience translation (Note 2D)
	Year ended December 31			Year ended December 31 2007

	2007	2006	2005

	NIS thousands	NIS thousands	NIS thousands	$ thousands

Cash flows from investing activities:
Short-term investments	(158,289)	(284)	-	(41,157)
Proceeds from short-term investment	-	-	2,492	-
Acquisition of property and equipment	(41,835)	(18,452)	(15,421)	(10,878)
Proceeds from sales of property and equipment	-	-	775	-
Payments for other assets	(25,432)	(14,801)	(4,279)	(6,612)
Investment in investee companies	-	(355)	(200)	-
Acquisition of 012 Golden Lines (Appendix A)	(585,636)	(20,703)	-	(152,271)
Consolidation of investee company (Appendix B)	-	(1,515)	(1,457)	-

Net cash used in investment activities	(811,192)	(56,110)	(18,090)	(210,918)

Cash flows from financing activities:
Short-term bank credit, net	(286,865)	69,020	(5,375)	(74,588)
Long-term finance arrangement	-	7,370	-	-
Repayment of long-term finance arrangement	(44,496)	(36,474)	(40,870)	(11,569)
Repayment of long-term loans from bank	(7,177)	(7,172)	-	(1,866)
Issuance of warrants, net of issuance expenses	-	2	8,499	-
Issuance of convertible debentures, net of issuance expenses	-	-	202,912	-
Proceeds from issuance of shares in a subsidiary	299,364	-	-	77,838
Exercise of warrants	103,992	-	-	27,039
Treasury shares at cost	(6,423)	-	-	(1,670)
Issuance of debentures, net of issuance expenses	827,026	-	-	215,035

Net cash provided by financing activities	885,421	32,746	165,166	230,219

The accompanying notes are an integral part of the consolidated financial statements.

F – 9

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Cash Flows (cont’d)

				Convenience translation (Note 2D)
				Year ended December 31 2007
	Year ended December 31

	2007	2006	2005

	NIS thousands	NIS thousands	NIS thousands	$ thousands

Changes in cash and cash equivalents	281,447	54,991	189,851	73,179

Cash and cash equivalents at beginning of year	320,479	265,488	75,637	83,328

Cash and cash equivalents at end of year	601,926	320,479	265,488	156,507

Non-cash investing activities:
Accounts payable in respect of property and equipment and other assets	13,063	2,581	687	3,397

012 Golden Lines acquisition	-	584,621	-	-

Conversion of convertible debentures	92,424	6,302	-	24,031

Appendix A

Acquisition of 012 Golden Lines (see Note 3)

Working capital acquired except for cash and cash equivalents	-	(305,806)	-	-
Payables in respect of the 012 Acquisition	-	(584,621)	-	-
Property and equipment	-	131,096	-	-
ROU of international fiber optic cables	-	173,219	-	-
Other intangible assets, net	-	237,102	-	-
Goodwill	-	425,741	-	-
Other long-term assets, net	-	2,951	-	-
Deferred tax liabilities, net	-	(50,344)	-	-
Long term liabilities, net	-	(8,635)	-	-

Cash paid for acquisitions, net of cash acquired	-	20,703	-	-

The accompanying notes are an integral part of the consolidated financial statements.

F – 10

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Cash Flows (cont’d)

				Convenience translation (Note 2D)
				Year ended December 31 2007
	Year ended December 31

	2007	2006	2005

	NIS thousands	NIS thousands	NIS thousands	$ thousands

Appendix B
Consolidation of investee company

Operating capital, net of cash	-	(762)	(1)	-
Property and equipment, net	-	45	10	-
Grant of long-term loan	-	-	75	-
Other intangible assets	-	381	1,448	-
Long-term liabilities	-	(25)	(75)	-
Investment in investee		1,876	-

	-	1,515	1,457	-

The accompanying notes are an integral part of the consolidated financial statements.

F – 11

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 1 –	General

Internet Gold – Golden Lines Ltd. (hereinafter “the Company”) is a publicly traded corporation currently traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange (TASE). The Company provides through its subsidiaries two main services: communication services in Israel and diversified Internet media services.

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

On December 31, 2006, the Company signed an agreement for the transfer of the assets, liabilities and operations related to the communication business of the Company (the “Communication Business”) to 012 Smile.Communications Ltd. (hereinafter “012”). On December 31, 2006, the Company also signed an agreement with its wholly owned subsidiary, Smile.Media Ltd. for the transfer of the assets, liabilities and operations related to the media business of the Company (the “Media Business”) to Smile.Media Ltd.

On December 31, 2006, the Company’s wholly owned subsidiary, 012 acquired the entire outstanding share capital of 012 Golden Lines Ltd. (hereinafter “Golden Lines”) for a total consideration of approximately NIS 615 million. The consideration for the acquisition was paid in two installments in January 2007 and March 2007. Upon completion of a statutory merger, all of the assets and liabilities of Golden Lines were statutorily merged into 012 and Golden Lines ceased to exist as a separate legal entity. The statutory merger was approved by the Israeli court in February 2007.

On October 31, 2007, 012 consummated an initial public offering (“IPO”) of its ordinary shares on the NASDAQ Global Market for net proceeds of NIS 299 million. The Company recorded a gain from issuance of shares in a subsidiary of NIS 116 million. Following the IPO, 012 also listed its shares for trading on the TASE.

F – 12

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies

	A.	Basis of presentation

These financial statements are prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”) – see Note 23.

	B.	Definitions

In these financial statements -

	1.	The Group - Internet Gold - Golden Lines Ltd. and its investee companies as specified in Annex A list of Group Companies.

	2.	Subsidiary - A company, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

3.

Proportionately consolidated company - A company, including a partnership or joint venture, the financial statements of which are partially (proportionately) consolidated, directly or indirectly, with the financial statements of the Company.

	4.	Affiliated company - A company, other than a subsidiary and a partnership or joint venture, the Company’s investment in which is stated, directly or indirectly, under the equity basis.

	5.	Investee company - A subsidiary or affiliated company

	6.	Related party - As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (hereinafter - the ICPAI).

	7.	Interested party as defined in Paragraph (1) of the definition of an “interested party” in Section 1 of the Securities Law - 1968.

	8.	Controlling shareholder - As defined in the Securities Regulations (Financial Statement Presentation of Transactions between a company and its controlling shareholder) - 1996.

	9.	CPI - The Consumer Price Index as published by the Central Bureau of Statistics.

	10.	Adjusted amount - the nominal historical amount adjusted in accordance with the provisions of Opinions 23 and 36 of the ICPAI.

11.

Reported amount - The adjusted amount as at the transition date (December 31, 2003), with the addition of amounts in nominal values that were added after the transition date and less amounts eliminated after the transition date.

	12.	Adjusted financial reporting - Financial reporting based on the provisions of Opinions 23 and 36.

	13.	Nominal financial reporting - Financial reporting based on reported amounts.

	C.	Reporting principles

1.

The functional currency of the Company and its subsidiaries is the local currency, New Israeli Shekels (“NIS”). The Company prepares and presents its financial statements in NIS. Transactions denominated in foreign currencies are recorded at the prevailing exchange rate at the time of the transactions.

F – 13

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

	2.	Effect of changes in the CPI and in foreign currency exchange rates

Data regarding the CPI and currency exchange rates are as follows:

	December 31, 2007	December 31, 2006	December 31, 2005

CPI (in points)	191.2	184.9	185.1
Exchange rate of U.S.$ in NIS	3.846	4.225	4.603

	2007	2006	2005

CPI	3.4%	(0.1)%	2.4%
Exchange rate of U.S.$ in NIS	(9.0)%	(8.2)%	6.9%

3.

In October 2001 the Israel Accounting Standards Board published Accounting Standard No. 12, “Discontinuance of Adjustment of Financial Statements”. Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements for the effect of inflation was discontinued as of January 1, 2005. Up to December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The Company implemented the provisions of the standard and has accordingly discontinued the adjustment as of January 1, 2004.

4.

In the past the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the CPI. The adjusted amounts included in the financial statements as of December 31, 2003 constituted the starting point for the nominal financial report as of January 1, 2004. Any additions made during the period were included in their nominal values. Therefore, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts in accordance with the accounting standards of the Israel Accounting Standards Board.

5.	Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

6.	The term “cost” in these financial statements refers to cost in reported amounts only for periods prior to January 1, 2004.

D.	Convenience translation into U.S. Dollars (“dollars” or “U.S.$”)

For the convenience of the reader, the reported NIS figures as of December 31, 2007 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2007 (NIS 3.846 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

1.

The consolidated financial statements include the financial statements of the Company and of companies over which the Company has control. Jointly controlled companies are consolidated by the proportionate consolidation method.

2.

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

Marketable securities held as a current investment are stated at their market value as at balance sheet date. Changes in the value of securities are fully recognized on a current basis.

Derivative financial instruments, not held for hedging, are stated in the financial statements at their fair value. Changes in fair value are recognized as incurred as part of financial income (expenses), net.

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

Property and equipment, net are stated at cost, including direct costs necessary to prepare the asset for its intended use. Maintenance and repair costs are charged to expense as incurred. The cost of significant renewals and improvements is capitalized to the carrying amount of the respective fixed asset.

Annual depreciation rates are as follows:

%

Network equipment and computers	15-33
Furniture and office equipment	6 – 15
Motor vehicles	15
Leasehold improvements	Shorter of the lease term or the useful life of the asset (mainly 10)

K.	Investments in investee companies

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

F – 16

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

	L.	Impairment of assets (cont’d)

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

Goodwill represents the excess of cost over fair value of net tangible and intangible assets acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually at the reporting unit level and between annual tests in certain circumstances in accordance with the provisions of Israeli Accounting Standard no 15.

	M.	Other assets

Other assets, net consist of licenses, rights of use (ROU) of international fiber optic cables, prepaid expenses and software costs. Licenses are stated at cost and are amortized over their estimated useful lives by the straight-line method starting at the time such licenses were put into service and will continue until the expiry date of the licenses which is 20 years.

ROU of international fiber optic cables are amortized by the straight-line method over the relevant term of the service agreement which range from 15-20 years.

The useful lives of certain ROU were revised in 2007 to include the renewal option as well. The useful lives were revised in light of the Company’s and 012’s highly successful broadband and traditional voice service offering, and the lack of any genuine alternative technologies that have emerged to support these services other than the existing fiber optic cables. The impact on subsequent accounting periods of extending the useful lives of these assets will depend on new inflows of such assets. Accordingly, no specific forecasts can be made with respect to future trends. This led to a decrease of NIS 6,644 in the amortization expenses for the year ended December 31, 2007.

Payments in advance for operating lease of cables are presented at cost and are charged to operations on a straight-line basis over the term of the operating lease (five years).

Prepaid expenses also include commissions paid to a bank for a guarantee to the Ministry of Communication in Israel related to the international telephone service license and is amortized over the term of the guarantee.

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

N.	Debentures convertible into shares

As from January 1, 2006, with application of Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”, the liability component of the convertible debentures is presented separately (under short-term and long-term liabilities) from the equity component (under shareholders’ equity). The fair value of the liability component is determined on the basis of the accepted interest rate on the date of issuance in respect of debentures having characteristics similar to those of the convertible debentures, but without conversion options. The equity component is determined by deducting the value of the liability component from the total consideration in respect of the convertible debentures. Issuance costs and other direct costs that can be attributed to the transaction were allocated proportionately to the components of the convertible debentures according to their fair value. The part attributed to the liability component was offset from the liabilities in respect of convertible debentures and is taken into account when determining the effective interest rate in respect thereto; the part attributed to the equity component is deducted from the equity component presented under shareholders’ equity.

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

Communication Services Revenue

Revenue derived from usage of the Company’s networks, including business, residential and carrier long distance traffic, data and Internet traffic services revenues is recognized when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or product delivered and collectibility of the resulting receivable is reasonably assured.

For traditional voice services, revenue is earned based on the number of minutes during a call and is recorded upon completion of a call. Revenue for a period is calculated based on information received through the Company’s network switches. Revenue on prepaid calling cards is recognized as service is provided until expiration when all unused minutes, which are no longer available to the customers, are recognized as revenue.

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web and server hosting. These fees are recognized as services are provided. The Company records payments received in advance for services and services to be provided under contractual agreements, such as Internet broadband and dial-up access, as deferred revenue until such related services are provided.

The Company also offers value-added services including web faxing, anti-spam and anti-virus. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Revenues from enhanced features and optional services are recognized when earned.

Revenues from sales of equipment such as routers, that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers. The Company determined that the sale of equipment with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for equipment, up to its fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenue, based on its relative fair value, upon the delivery of the equipment to the subscriber and, when all other revenue recognition criteria are met. Consideration for services is recognized as services revenues, when earned.

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

The Company recognizes products sales revenue only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or product delivered and collectibility of the resulting receivable is reasonably assured. Where the Company enters into sales contracts for the sale of multiple products or services, the Company evaluates whether it has objective fair value evidence for each deliverable in the transaction. If the Company has objective fair value evidence for each deliverable of the transaction, then it accounts for each deliverable separately, based on the relevant revenue recognition accounting policies.

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

Advertising agreements may involve multiple element arrangements (arrangements with more than one deliverable). Lead generation revenue is generated from the collection of consumer contact information through the Company’s web sites. Institutions list their services or product offerings on the Company’s websites and pay fees based on the number of consumer contacts received via the listing. The Company recognizes lead generation revenue in the month the leads are provided to the institutions.

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

F – 21

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

	R.	Earnings per share

The Company calculates earnings per share in accordance with the provision of Accounting Standard No. 21, “Earnings per Share”. Basic earnings per share with respect to earnings or loss, and basic earnings per share with respect to earnings or loss from continuing operations, which is attributable to the ordinary shareholders. The basic earnings per share are calculated by dividing the earnings or loss attributable to the ordinary shareholders with the weighted average number of ordinary shares outstanding during the period. In order to calculate the diluted earnings per share the Company adjusted the earnings or loss attributable to the ordinary shareholders, and the weighted average number of outstanding ordinary shares, in respect of the effects of all the potential dilutive ordinary shares. The Company’s share in the earnings of investee companies was calculated according to its portion in the earnings per share of such investee companies multiplied by the number of shares held by the Company.

	S.	Derivative financial instruments

1.

The gains and losses on derivative financial instruments held for hedging purposes in relation to existing assets and liabilities are recognized concurrently with the gains and losses on the hedged assets and liabilities.

2.

The gains and losses on derivative financial instruments held as hedging instruments for firm commitments and anticipated transactions are deferred, and are recognized in the same period in which the gains and losses from the hedged transactions are recognized.

	3.	Derivative financial instruments, not held for hedging, are stated in the financial statements at their fair value. Changes in fair value are recognized as incurred as part of the financing expenses.

The fair value of derivative financial instruments is determined on the basis of their market values or the quotations of financial institutions. In the absence of a market value or financial institution quotation the fair value is determined on the basis of a valuation model.

	T.	Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of bank deposits deposited in two bank accounts, trade receivables, other receivables and short-term investments. With respect to trade receivables the Company believes that there is limited credit risk exposure due to the relatively small amount owed to the Company by each customer and the large size of the Company’s customer base.

F – 22

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

	U.	Recently adopted Israeli Accounting Standards

(1)

As from January 1, 2007 the Company implements Accounting Standard No. 27, “Fixed Assets” (hereinafter – Standard 27) of the Israel Accounting Standards Board. Standard 27 prescribes rules for the presentation, measurement and derecognition of fixed assets and for the disclosure required in respect thereto.

Standard 27 provides that a fixed asset item that is qualified for recognition as an asset shall be measured at cost upon its initial recognition. Standard 27 states that the cost of a fixed asset includes its cost of acquisition (including import taxes and purchase taxes that are not refunded, net of trade discounts), costs that can be directly attributed to bringing the asset to the location and condition necessary for it to begin operating in the manner intended by management, and an initial estimate of the present value of costs required in order to dismantle and remove the item and restore the site on which it was located (when the entity has an obligation to do so). The cost of a fixed asset is equivalent to the cash price on the date of recognition. Accordingly, if the payment for the asset is deferred beyond ordinary terms of credit, the difference between the amount equivalent to the cash price and the total amount paid is recognized as an interest expense over the period of the credit.

After initial recognition, Standard 27 allows an election between the cost method and the revaluation method as the accounting policy. Nevertheless, the same policy is to be applied in respect of all the fixed asset items of the same group. According to the cost method, a fixed asset is to be stated at cost net of accumulated depreciation and any incurred impairment losses. According to the revaluation method, a fixed asset, the fair value of which can be reliably measured, is to be stated at its revalued amount, which is the fair value on the date of the revaluation less accumulated depreciation and any impairment losses incurred after then. An increase in the value of the asset to above its book value as a result of the revaluation is to be directly included in the shareholders’ equity under a revaluation reserve. Nonetheless, such an increase in value will be included in earnings up to the amount that it reverses a previously recognized impairment loss in respect of that asset. Conversely, a decline in the book value of the asset as a result of the revaluation is to be recognized as a loss. Nevertheless, such a decline in value is to be included in the shareholders’ equity under a revaluation reserve up to the amount of any existing credit balance in a revaluation reserve in respect of the same asset.

Standard 27 provides that in order to depreciate the fixed asset item, the amount that was initially recognized in respect of the fixed asset item shall be allocated between its significant components and each component shall be depreciated separately, although combination of different components of the asset that have the same useful life and method of depreciation is permitted. According to Standard 27 the residual value, useful life and depreciation method of the asset are to be examined at least once every fiscal year. In the event of a change in the forecasted pattern of using the future economic benefit embodied in the asset, the method of depreciation should be changed and the change shall be treated as a change in accounting estimate.

F – 23

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 2 –	Reporting Principles and Accounting Policies (cont’d)

	U.	Recently adopted Israeli Accounting Standards (cont’d)

(2)

As from January 1, 2007 the Company implements Accounting Standard No. 30, “Intangible Assets” (hereinafter – Standard 30) of the Israel Accounting Standards Board. Standard 30 explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, as well as the disclosures that are required.

Standard 30 discusses the different cases in which the entity may recognize an intangible asset including as follows: upon a separate acquisition, upon an acquisition as part of a business combination, upon an acquisition through a government grant, upon an exchange of assets and upon the creation of an internal intangible asset. As regards the last, Standard 30 provides that an intangible asset deriving from research shall not be recognized as an asset whereas an intangible asset deriving from development shall be recognized as an asset only if the entity can prove compliance with a number of cumulative conditions as follows: technical feasibility of completing it so that it will be available for use or sale, the entity intends to complete it, to use or to sell it and is able to do so, it has been proven how the entity anticipates to generate future economic benefits, that there exist technical, financial and other resources for completion of the development and the use or sale of the intangible asset, and the entity is able to reliably measure the outflow that can be attributed to the intangible asset during its development.

Standard 30 discusses the assessment of whether the useful life of the intangible asset is finite or indefinite, as well as the amortization period, the amortization method and the residual value of an intangible asset having a finite useful life. In accordance with Standard 30, the amortization period and the amortization method of an intangible asset having a finite useful life shall be reviewed at least at the end of each fiscal year. Furthermore, an intangible asset having an indefinite useful life shall not be amortized and an impairment examination shall be performed at least once a year, or more frequently if events or circumstances indicate a possible impairment in its value.

Standard 30 supersedes the provisions relating to intangible assets, other than goodwill, that derive from the acquisition of an investee company as provided in Accounting Standard No. 20 (Revised), “The Accounting Treatment of Goodwill and Intangible Assets of an Investee Company”.

Standard 30 has been initially implemented retroactively for all reported periods. In accordance with Standard 30, the Company reclassified the costs of computer software, which are separable from their underlying asset, in the net amount of NIS 27,498 as of December 31, 2006, from property and equipment to other assets.

	V.	Recently issued accounting standards

The Company will prepare its consolidated financial statements for the period beginning as from January 1, 2008, according to U.S. GAAP. For a description of recently issued accounting standards under U.S. GAAP, see Note 23C.

F – 24

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 3 –	Acquisitions

The following summarizes significant business acquisitions completed during the reported periods:

Acquisitions Completed in 2006

The Golden Lines Acquisition

On December 31, 2006, 012 acquired 100% of the outstanding shares of Golden Lines for a total cash consideration of approximately NIS 615 million (including NIS 1.1 million of direct acquisition cost, and NIS 15.6 million of expenses related to a foreign currency derivative entered into in respect of the purchase price). The consideration for the acquisition was paid in two installments in January 2007 and March 2007 bearing interest at the rate of 6.5% since the dates the agreements were signed.

On July 25, 2006, 012 signed an agreement for the acquisition of 60% of the issued share capital of Golden Lines; the acquisition was subject among other things to the regulatory approval of the Israeli Anti-Trust Commission. On December 20, 2006, an amendment to the aforementioned agreement was executed, according to which 012 acquired an additional 37.72% of the issued share capital of Golden Lines. In addition, in December 2006, a share purchase agreement was signed between 012 and a minority interest shareholder in Golden Lines (“Mirabline”) for the purchase of the remaining 2.28% of the issued share capital of Golden Lines. Mirabline received additional consideration of NIS 1 million following the completion of the 012 IPO.

The acquisition date was determined to be December 31, 2006, when all required approvals for the acquisition including the Anti-Trust Commission and all debtors and others were obtained.

The assets and liabilities of Golden Lines have been appraised by BDO Ziv Haft Consulting and Management Ltd. for inclusion in the balance sheet based on their fair value as of the date of the acquisition. Long-lived assets such as property and equipment were recorded using the estimate replacement cost fair market value of the assets, which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets. In addition, assets and liabilities that would not normally be recorded in ordinary operations were recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Debt instruments and investments were valued in relation to current market conditions and other assets and liabilities were valued based on the acquiring company’s estimates. After all values had been assigned to assets and liabilities, the remainder of the purchase price was recorded as goodwill.

The allocation process required an analysis of acquired property and equipment, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence for certain property and equipment; comparable market rates for contractual obligations and certain investments and liabilities; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

The purchase price allocation for the Golden Lines acquisition is subject to revision as additional information on income tax implications of the acquisition becomes available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill.

F – 25

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 3 –	Acquisitions (cont’d)

Acquisitions Completed in 2006 (cont’d)

The Golden Lines Acquisition (cont’d)

The following table summarizes the preliminary estimated fair values of the Golden Lines assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date.

012

NIS

Assets acquired
Current assets	159,027
Deferred tax assets	1,168
Long-term assets	2,951
Assets held for employee severance benefits	9,616
Property and equipment	131,096
ROU of international fiber optic cables	173,219
Intangible assets not subject to amortization:
Brand names	90,213
Intangible assets subject to amortization:
Customer base	144,557
Licenses	2,332
Goodwill	426,756

Total assets acquired	1,140,935

Liabilities assumed
Current liabilities	456,150
Long-term liabilities	1,365
Deferred tax liabilities	51,512
Provision for employee severance benefits	16,886

Total liabilities assumed	525,913

Net assets acquired	615,022

The customer base intangible asset is amortized over 8-10 years according to the economic benefit expected from those customers each period. Licenses acquired are amortized over the contractual term of the license (20 years).

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

The Company holds its available funds in NIS and US$ short-term deposits bearing interest rates ranging from 3.98% to 4.2% and 4.2% to 5.2% respectively

	As at December 31

	2007	2006

Israeli Shekels	374,652	254,675

US$	227,274	65,804

	601,926	320,479

Note 5 –	Trade Receivables, Net

Trade receivables consist of:

	As at December 31

	2007	2006

Open accounts	186,072	177,248
Debit orders and credit cards receivable and other	52,783	51,599

	238,855	228,847

Allowance for doubtful accounts	(14,239)	(8,113)

	224,616	220,734

Changes in the allowance for doubtful accounts were as follows:

Balance as of December 31, 2005	6,878

Provision	2,085
Write-offs	(850)

Balance as of December 31, 2006	8,113

Provision	10,039
Write-offs	(3,913)

Balance as of December 31, 2007	14,239

F – 27

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 6 –	Other Receivables

Other receivables consist of:

	As at December 31

	2007	2006

Government authorities	8,773	6,830
Prepaid expenses	12,001	10,564
Related parties (see Note 21)	4,294	2,640
Other	1,378	6,455

	26,446	26,489

Note 7 –	Property and Equipment, Net

Property and equipment consists of:

	December 31

	2007	2006

Network equipment and computers	210,067	190,924
Furniture and office equipment	43,308	31,208
Motor vehicles	906	905
Leasehold improvements	42,434	27,472

	296,715	250,509
Less - accumulated depreciation and amortization	(161,034)	(118,315)

	135,681	132,194

F – 28

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 8 –	Other Assets, Net

Consists of:

	December 31

	2007	2006

ROU of international fiber optic cables	339,684	296,856
Licenses for telecommunication services	4,031	4,031
Website development costs	17,211	16,649
Customer relationships	144,859	144,859
Brand names	90,213	90,213
Software costs	37,990	27,498
Other	1,673	1,465

	635,661	581,571
Less - accumulated amortization	(99,321)	(36,294)

	536,340	545,277

Note 9 –	Short Term Bank Credit

Composition

The Company and its subsidiaries have an authorized short term line of credit of NIS 114.6 million.

The short-term bank credit bears interest at a weighted average rate of 5.4% and 5.8% as of December 31, 2007 and 2006, respectively.

As of December 31, 2007, the Company’s unutilized line of credit amounted to NIS 36.6 million.

F – 29

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 10 –	Accounts Payable

	As at December 31

	2007	2006

Trade payables - open account	99,267	90,626
Trade payables abroad	66,616	59,107
Post balance sheet date payable	5,031	6,047
Accrued expenses	38,829	37,364

	209,743	193,144

Note 11 –	Other Current Liabilities

Other current liabilities consist of:

	As at December 31

	2007	2006

Government authorities	48,239	5,038
Derivatives financial instruments	828	3,927
Employees and payroll accruals	13,397	14,813
Related parties (see Note 21)	211	2,180
Liability for vacation and recreation pay	9,147	5,251
Deferred income	7,871	4,604
Accrued interest	9,015	6,581
Other	2,423	3,830

	91,131	46,224

Note 12 –	Debentures

During the period of March 2007 to May 2007, the Company’s subsidiary 012 issued a total of NIS 425 million par value Series A debentures to institutional investors at par value. The debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli CPI. The debentures bear annual interest at the rate of 4.75%.

The debentures have the following terms:

-

012 is entitled to increase the series of the debentures and to issue additional series at the same terms, providing that this does not cause the credit rating of the outstanding debentures to decrease below the rating prior to the issuance.

-	012 is prohibited from creating any liens on its assets of the Company without the prior approval of the general meeting of the debentures holders.

F – 30

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 12 –	Debentures (cont’d)

-

The Company will not repay all or any portion of its shareholders’ loans for as long as the ratio of net debt (without the shareholders’ loans) to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization) is more than two for the last four quarters.

-

012 is entitled to make an early redemption of the debentures, in whole or in part, in the last two weeks of each quarter. The amount payable will be the higher of: the principal plus accrued interest and linkage differences as at that date; or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%.

-

The debentures holders are entitled to demand the immediate redemption of the debentures or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in the following events:

	a.	The winding-up, dissolution or liquidation of 012.

	b.	Non-payment by 012 of the amounts required according to the terms of the debentures.

	c.	A foreclosure is imposed on 012’s principal assets.

	d.	Breach of a material provision of the debentures.

As of the date of these financial statements 012 was in compliance with the financial covenants of the debentures.

The debentures were listed for trading on TASE on November 28, 2007

On September 30, 2007, the Company issued a total of 423 million par value Series B debentures at 97% of their par value. The debentures are repayable in six equal annual installments on November 1st of each of the years 2010 to 2015 (inclusive). The principle of the debentures and the interest accruing thereupon, shall be indexed to the Israeli CPI.

The outstanding balance of the debentures shall bear an interest of 5% per annum, payable once every 12 months. The interest will be paid once a year, on November 1st of each of the years 2008 to 2015. The debentures were listed for trading on TASE on October 2007.

The debentures have the following terms:

-

In the event that TASE decides to delist the debentures (Series B) because the value of such debentures falls below the threshold for delisting fixed in the regulations of the TASE, the Company will announce a date for early redemption within 45 days of the resolution of the TASE board to delist the Company as stated above, on which holders of the debentures may redeem them. On the date of early redemption, the Company shall redeem the debentures whose holders have asked that the Company redeem, at the balance of their par value plus indexation and any interest accruing on the principal through the actual date of redemption, in accordance with the terms of the debentures, and the debentures shall be delisted from the TASE.

F – 31

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 12 –	Debentures (cont’d)

-

The debentures holders are entitled to demand the immediate redemption of the debentures or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in the following events:

	a.	The winding up, dissolution or liquidation of the Company.

	b.	Non-payment by the Company of the amounts required according to the terms of the debentures.

	c.	A foreclosure is imposed on the Company’s principal assets.

As of the date of these financial statements the Company was in compliance with the financial covenants of the debentures

Aggregate maturities are as follows:

As at December 31 2007

2008	-
2009	54,682
2010	125,182
2011	125,182
2012 and thereafter	534,388

Note 13 –	Long-Term Loans and Other Long-Term Obligations

Long-term loans and other long-term obligations under capital and operating leases are as follows:

		As at December 31

	Interest rate	2007	2006

Long-term financial arrangement (See Note 16) (linked to US$ exchange rate)	*LIBOR +0.5%	6,394	14,368
Less: current maturities		(3,558)	(11,497)

		2,836	2,871

Other long-term loans	PRIME+0.2%	16,147	23,327
Less: current maturities		(7,176)	(7,177)

		8,971	16,150

Long-term accounts payable		-	1,365
Long-term accrued interest		20,458	-

		32,265	20,386

*	The LIBOR rate ranges from 4.2% to 5.5%.

F – 32

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 13 –	Long-Term Loans and Other Long-Term Obligations (cont’d)

Amortization of assets held under capital leases is included as part of depreciation expenses.

Aggregate maturities are as follows:

As at December 31 2007

2008	10,734
2009	11,278
2010	529

Note 14 –	Employee Benefits, net

Liability for Severance Pay, net

The Company’s liability for termination of employer-employee relations is computed according to Israeli Labor Law on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is partially covered by deposits in executive insurance policies at insurance companies.

The Company’s net liabilities disclosed in the balance sheet represents the balance of the liability not funded as above:

	December 31

	2007	2006

Liability for severance pay	35,918	32,149
Less: amounts funded	(20,639)	(17,305)

	15,279	14,844

The expenses in respect of severance pay for the years ended December 31, 2007, 2006 and 2005 are NIS 5,441, NIS 3,933 and NIS 3,374, respectively.

Note 15 –	Convertible Debentures

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

F – 33

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 15 –	Convertible Debentures (cont’d)

On April 11, 2005 the Company successfully completed an oversubscribed offering of the aforementioned securities through the TASE.

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

During the years 2006 and 2007, 98,726 of the convertible debentures were converted.

On January 28, 2008, the Company’s Board of Directors authorized the repurchase of up to NIS 112 million of the Company’s convertible debentures. The Company has repurchased convertible debentures valued at approximately NIS 9.6 million through May 10, 2008.

2.

1,500 of Stock Purchase Warrants (Series 1), registered in the name of their owners, were exercisable into ordinary shares of NIS 0.01 par value each, on each trading day as of June 1, 2005 until August 15, 2005 (inclusive). The exercise price was NIS 32 per one ordinary share. The Series 1 warrants expired unexercised.

3.

2,500 of Stock Purchase Warrants (Series 2), registered in the name of their owners, are exercisable into ordinary shares of NIS 0.01 par value each, on each trading day as of June 1, 2005 until October 15, 2007 (inclusive), except for the 12th to the 16th day of each month. The exercise price is NIS 40 per one ordinary share, linked to the Consumer Price Index. During the year, 2,495 of the Warrants were exercised for net proceeds of NIS 104 million and 5 Warrants expired.

The Company attributed the composition of the proceeds from the offering as follows:

	%	NIS thousands

Convertible debentures	96	211,156

Stock Purchase Warrants (Series 1)*	1	1,898

Stock Purchase Warrants (Series 2)*	3	6,946

Total Price Per Unit	100	220,000

* Presented at NIS 8,588 thousand as part of shareholders’ equity net of issuance costs.

F – 34

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 15 –	Convertible Debentures (cont’d)

Aggregate maturities are as follows:

As at December 31 2007

2008	15,354
2009	15,354
2010	15,354
2011	15,354
2012 and thereafter	51,313

Note 16 –	Contingent Liabilities, Commitments and Guarantees

	A.	Contingent liabilities

1.

On September 2, 2007, a motion for a class action suit was filed with the Tel Aviv District Court against several owners leading e-commerce sites in Israel, including the Company, which operated the website www.P1000.co.il. The e-commerce site and operations were transferred to Smile.Media Ltd., a subsidiary of the Company, on December 31, 2006.

The petitioners claim that these sites have deceived and defrauded participants in online auctions by unrightfully preventing them from winning products that the sites determined were “underpriced”. The petition also claims that this practice was carried out through the use of fictitious bidders during the auction process. In addition to the lawsuit, the petitioners are asking for a temporary injunction to prevent the websites from amending, erasing, or disposing of any auction or sales data that is in their possession, in order to enable the petitioners to discover the extent of the alleged fraud and related damages.

On October 15, 2007, the court granted the requested temporary injunction. On January 13, 2008, the Company filed its response to these petitions A preliminary hearing, regarding the possible severance of the proceeding, is scheduled for September 2008. At this stage it is impossible to estimate, if any, potential liability or costs that may have incurred in connection with these petitions.

F – 35

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Contingent Liabilities, Commitments and Guarantees (cont’d)

	A.	Contingent liabilities (cont’d)

2.

On January 2, 2005, a claim was submitted against 012 Golden Lines and three other companies regarding infringement of Israeli Patent No. 76993 dated November 10, 1985, unjust enrichment and breach of statutory duties. The plaintiffs’ demands include payment of amounts of income generated from exploitation of the patent, payment of reasonable royalties for exploitation of the patent, punitive damages, litigation costs and attorneys’ fees, and payment of linkage differentials and interest from the date of creation of the debt until the date of actual payment. The claim states that the monetary amount cannot be determined at this stage and it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice against the providers of the systems allegedly infringing the patent, seeking indemnification and compensation for any liability that may be imposed in the context of the lawsuit. Similar proceedings have been initiated by the plaintiffs in other countries, including the United Kingdom and the United States, against other telecommunication companies. Some telecommunication companies, including one of the defendants named in the pending lawsuit, have settled with the plaintiffs, whereas other telecommunication companies have refused to settle and are continuing to litigate. On May 23, 2008, the England & Wales High Court of Justice, Chancery Division, Patents Court, declared that the plaintiffs’ corresponding English patent is invalid on the grounds of obviousness and the lack of examination by the patent examiner of previous information, in light of which the patent registration request should not have been approved. The decision may be appealed by the plaintiffs. On February 6, 2007, IDT CORPORATION filed a claim against the plaintiffs claiming that they are not the owners of the patent, which IDT later sought to consolidate with the pending lawsuit discussed above. We and other communications companies were named as formal defendants in these proceedings, but no remedy was sought. On October 7, 2007, IDT CORPORATION and the plaintiffs submitted a joint motion in the District Court, seeking to dismiss the IDT claim following resolution of all disputes between themselves. On October 14, 2007, the District Court dismissed the IDT claim as was requested. In the pending lawsuit, the District Court scheduled a pre-trial hearing for November 9, 2008, and the parties have reached a procedural agreement according to which all preliminary proceedings (e.g. discovery requests and questionnaires) will be concluded by October 23, 2008. The lawsuit is in its preliminary stages. The Company included in its consolidated financial statements a provision for the claim which, according to management’s estimation, is sufficient to cover any possible losses from the claim.

3.

During 2002, the Israeli Ministry of Communication requested from 012 payment of royalties on its income from telephone calling cards for the years 1997 – 2000, in the amount of approximately NIS 4.5 million. 012 rejected the request. During 2006, the Israeli Ministry of Communication forwarded to 012 a request for payment of the royalties, as stated, in the amount of approximately NIS 7.5 million (including interest and linkage increments) as of the date of the request. In November 2006, 012 forwarded to the Ministry of Communication a legal opinion rejecting the request and arguing that 012 is entitled to the repayment of excess royalties paid in the same period. On April 17, 2008, 012 sent a letter to the Ministry demanding that the Ministry state its position regarding the findings included in the Opinion. On April 27, 2008 the Ministry responded to the letter and informed 012 that its demand regarding the alleged debt remains. In its response the Ministry stated that it has conducted several discussions on the subject and it will inform the Company as to its position shortly. As of the date of approval of the consolidated financial statements, a response has not been received from the Ministry of Communication. The Company provided a provision for this request in its consolidated financial statements. According to Management’s estimate, the provision is sufficient to cover any losses that may arise from said request.

F – 36

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Contingent Liabilities, Commitments and Guarantees (cont’d)

	A.	Contingent liabilities (cont’d)

4.

In 2003, Bezeq, The Israel Telecommunications Co. Ltd (“Bezeq”), requested from 012 collection commissions at the rate of 5.72% of its gross income from card-operated public telephones (“the card-operated telephones”), in the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004, Bezeq set off this amount unilaterally from the amounts accruing to 012.

On January 4, 2006, the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to 012 the amounts set off in respect of this commission, with the addition of interest and linkage increments. On September 6, 2006, the District Court dismissed Bezeq’s appeal of the decision of the Minister of Communications.

On October 25, 2006, Bezeq appealed the District Court’s decision to the Israeli Supreme Court and submitted a petition to the Supreme Court regarding the Minister of Communication’s decision. A hearing regarding the appeal on the card operated telephones and regarding the petition is scheduled for July 28, 2008. The Company provided a provision with respect to the collection commsisson in its consolidated financial statements. According to Management’s estimate the provision is sufficient to cover any losses that may arise from the said request.

5.

During February and April, 2008, three motions to certify class action were filed against 012 and several other Israeli international telephony companies in various District Courts in Israel. These motions allege that the companies unlawfully charged consumers in excess of the tariffs published by them with respect to their calling card services, allege that the calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards, alleging that the companies deduct the time spent when unsuccessfully attempting to call someone from the card, calculate and collect payment not by units of round minutes as indicated, provide misleading information about the number of “units” on the card together formed a cartel that arranged and raised the prices of calling cards, and finally claim that the companies improperly calculated the length of the international calls in whole-minutes units rather than in one-second units. Currently, the total amount of the claim can not be estimated. At this stage the Company is unable to estimate what potential liability or costs, if any, may be incurred in connection with these petitions.

6.

On May 7, 2007, a claim was filed in the Tel Aviv - Jaffa District Court by AMAD - Arabia Music for Administration and Distribution Ltd., Digital Sounds Ltd. and Walem El Fan Ltd. against Yahala Internet Solutions Ltd., Smile.Media, the Company and its officers and directors. The plaintiffs allege that Yahala breached their copyrights relating to certain music that was posted on the Yahala portal. The plaintiffs are seeking money damages of not less than NIS 1.0 million ($260,000), a court order to remove from the Yahala portal all creations of the plaintiffs and preventing the defendants from posting such creations on the Yahala portal. Yahala and the other respondents filed a statement of defense and a third party notice against the providers of the musical work. A preliminary hearing is scheduled for the end of June 2008. Due to the preliminary stage of this litigation the Company is unable to estimate what potential liability or costs, if any, may be incurred in connection with this claim.

7.

From time to time, claims arising from the normal course of business are brought against the Company and its subsidiaries. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

F – 37

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Contingent Liabilities, Commitments and Guarantees (cont’d)

	B.	Commitments

	1.	Royalties commitment

012 has been granted various licenses from the Ministry of Communication for the provision of international telecommunication services for 20 years until December 2025. At the end of each of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of five to ten years.

In September 2004, 012 was granted a special license for conducting a marketing experiment for providing domestic telephony services in VoB technology for not more than 8,500 lines and extensions. The original term of the license expired on September 30, 2005, and then was extended until January 31, 2007. In December 2005, the Company was granted a license for the provision of stationary domestic telecommunication services. The license has been granted for a period of 20 years. At the end of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of ten years. During 2006, 012 commenced providing domestic telecommunication services under the terms of the license, which on January 31, 2007, was amended to also include provision of domestic telecommunication services in VoB technology.

According to the license terms, the Company is obligated to pay royalties to the State of Israel at the rate of 2.5% of the royalty-bearing income. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005. In August 2006, the royalty rate was reduced to 3%, retroactively from January 1, 2006 and it will continue to be reduced by 0.5% per year, until reaching a rate of 1% in 2010.

012 provided the State of Israel with an unconditional bank guarantee of NIS 28.2 million to ensure compliance with the provisions of the licenses. The guarantee will be in effect for a period ending two years after the end of the licenses period, or until the date on which the Company fulfills all of its obligations under the licenses.

	2.	Under the terms of the licenses 012 must maintain minimum shareholders’ equity equal to or in excess of NIS 20-25 million ($ 4.7-5.9 million).

	3.	Rights of Use (ROU) and lease agreement.

a.

012 has signed long-term agreements with two other Israeli long distance carriers, to purchase indefeasible Rights of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for an additional five year period. 012 is obligated to pay ROU charges for each new international line ordered in respect of each circuit in thirty-six (36) monthly installments. Furthermore, as of the balance sheet date, 012 has a commitment to purchase additional ROUs in the framework of the above agreements in the total amount of approximately NIS 49.3 million during 2008-2012.

012 also entered into agreements with a service provider for the purchase of indefeasible ROUs for international fiber optic lines until the year 2017 including an extension option of 5 years. The purchase price for each ROU is payable in 29 to 36 monthly payments commencing with the utilization of each cable.

F – 38

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Contingent Liabilities, Commitments and Guarantees (cont’d)

	B.	Commitments

	3.	Rights of Use (ROU) and lease agreement. (cont’d)

		a.	(con’td)

The anticipated annual payments for the active ROU as of December 31, 2007 are:

NIS thousands

2008	23,454
2009	21,094
2010	21,094
2011	21,094
2012 and thereafter	25,380

112,116

In addition, under the terms of the ROU agreements, 012 is committed to pay annual maintenance fees during the usage period of a total of approximately NIS 18 million per year. All payments under the ROU agreements are linked to the US$.

b.

The Company and its subsidiaries have entered into various noncancellable operating lease agreements for premises and motor vehicles. The Company deposited NIS 821 pursuant to the terms of the operating lease agreements and provided a bank guarantee of NIS 2.1 million in respect of certain lease agreements.

The anticipated annual lease payments under non-cancelable operating leases for motor vehicles and premises, as of December 31, 2007 are as follows:

NIS thousands

2008	17,026
2009	11,988
2010	11,013
2011	4,327
2012 and thereafter	16,200

60,554

F – 39

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Commitments and Contingencies (cont’d)

	B.	Commitments (cont’d)

	4.	Effect of new legislation and standards

Bezeq (Israeli’s incumbent telephony operator) pays 012 interconnect fees with respect to calls being made from Bezeq fixed-lines to the Company’s VoB lines. Bezeq has raised the claim that it should not be paying 012 interconnect fees because 012 uses its infrastructure. Although the Ministry of Communications has determined that Bezeq should continue to pay 012 interconnect fees for calls originated from Bezeq fixed-lines to 012’s lines at the same tariff that 012 pays Bezeq, this determination will be reviewed by the Ministry of Communications in February 2009 and there is no certainty that the Ministry of Communications will not reverse its determination and Bezeq should continue to pay 012 interconnect fees at then current rates or at all.

As a result of an amendment to the Communications Law in March 2005, all telephone operators were required to implement number portability by September 1, 2006. Number portability would permit VoB subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the cellular or landline operators implemented number portability by that date. A petition was filed with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry of Communications to show cause for their failure to act immediately in order to initiate an amendment to the Communications Law postponing the deadline for the implementation of number portability. If adequate relief is not granted, 012 may be exposed to sanctions and legal claims, including class action lawsuits by subscribers. On May 24, 2007, 012 was notified by the Ministry of Communications that its failure to implement the number portability program constituted a continued violation of its license, which may require 012 to pay a fine of NIS 2,033 and additional daily fines of NIS 6.4 beginning May 25, 2007 until implementation of the program. 012 submitted its response to the notification on July 5, 2007 and implemented number portability in December 2007. At this stage, management can not estimate the financial outcome of this violation, if any, therefore, no provision was recorded.

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

F – 40

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 16 –	Commitments and Contingencies (cont’d)

	B.	Commitments (cont’d)

	5.	Commitments in respect of MSN Israel (cont’d)

MSN Israel’s revenue for the years ended December 31, 2007, 2006 and 2005 were approximately NIS 31,605 NIS 33,403 and NIS 25,158, respectively.

According to the MSN Agreement, the Company is solely obligated to finance the cumulative losses and capital expenditures of MSN Israel. The Company has the right to terminate the agreement in the event that MSN Israel’s cumulative losses are US$10 million or more. MSN Israel’s operations were financed mainly by the Parent Company through an inter-company loan. In accordance with the MSN agreement, so long as this loan is outstanding, MSN Israel is obligated to pay Microsoft annual royalties in the amount equal to 17% of its annual income from any source, less direct expenses, including agent’s fees, payments to content suppliers, etc. Balances outstanding as of December 31, 2007 on the inter-company loan in accordance with the MSN Agreement loan were NIS 40,418.

Royalty expenses in respect of the MSN Agreements for the years ended December 31, 2007, 2006 and 2005 approximately NIS 391 NIS 1,116 and NIS 824, respectively.

As of December 31, 2007, the Company is unable to forecast the repayment dates of the inter-company loan, as all future payments are contingent upon the operational results of MSN Israel.

	6.	Other commitments

a.

The Board of Directors has resolved to indemnify the directors and officers of the Company in respect of damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors’ and officers’ liability insurance.

		b.	As at December 31, 2007, the Company has commitments in the amount of NIS 1,861 covering primarily the purchase of communications’ network equipment.

	C.	Liens and guarantees

Bank guarantees provided in respect of licenses and lease of office facilities, see B above. In addition, the Company and 012 provided bank guarantees to suppliers in the aggregate amount of NIS 700 thousand as of December 31, 2007.

F – 41

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 17 –	Shareholders’ Equity

1.	Share-based payments

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

As of balance sheet date and as of the date of the approval of the financial statements, the Board of Directors has not yet approved the final terms of the Plan hence no grants were awarded under the Plan.

2.	Share Buyback

On November 29, 2007, the Board of Directors authorized the repurchase of up to NIS 70 million of the Company’s ordinary shares in both the NASDAQ Global Market and Tel Aviv Stock Exchange. As of December 31, 2007, the Company has repurchased 144,189 shares. The Company has repurchased ordinary shares valued at approximately NIS 57 million through May 10, 2008.

3.	012 2007 Equity Incentive Plan

In February 2008, 012’s Board of Directors approved a share based incentive plan for 012’s employees, directors and service providers. Under its equity incentive plan, 012 may grant its directors, officers and employees restricted shares, restricted share units and options to purchase 012’s ordinary shares. The total number of 012 ordinary shares that will be available for grant under the plan is 2,250,000 shares, which will be reduced by two shares for each restricted share unit or restricted share that 012 grants under the plan with a per share or unit purchase price lower than 100% of fair market value of its ordinary shares on the date of grant and by one share for each option that 012 grants under the plan.

Restricted shares, restricted share units and options granted under the equity incentive plan will generally vest over four years from the grant date. Any option not exercised within seven years of the grant date will expire. If 012 terminates the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If 012 terminates the employment of an employee for any other reason, the employee may exercise his or her vested options within sixty days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

F – 42

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 18 –	Earnings Per Share

Basic earnings per share

The basic earnings per share as at December 31, 2007 is calculated by dividing the earnings attributed to the ordinary shareholders in the amount of NIS 150,046 thousand (2006 – NIS 26,331 thousand, 2005 – NIS 18,281 thousand) by the weighted average number of ordinary shares outstanding in the amount of 21,617 thousand shares (2006 – 18,438 thousand shares, 2005 – 18,432 thousand shares), as follows:

Weighted average number of ordinary shares:

	For the year ended December 31

	2007	2006	2005

	Thousands of shares	Thousands of shares	Thousands of shares

Balance as at January 1	18,592	18,432	18,432
Treasury shares at cost	(4)	-	-
Add warrants exercised into shares	1,256	6	-
Add shares regulated from conversion of convertible debentures	1,773	-	-

Weighted average number of ordinary shares used in the calculation of basic earnings per share	21,617	18,438	18,432

Diluted earnings per share

The diluted earnings per share as at December 31, 2007 is calculated by dividing the earnings attributed to the ordinary shareholders in the amount of NIS 167,468 thousand (2006 – NIS 26,331 thousand, 2005 – NIS 18,281 thousand) by the weighted average number of ordinary shares outstanding, after adjustment in respect of all the dilutive potential ordinary shares, in the amount of 24,795 thousand shares (2006 – 18,438 thousand shares, 2005 – 18,432 thousand shares), as follows:

	For the year ended December 31

	2007	2006	2005

Earnings used in the calculation of the basic earnings per share	150,046	26,331	18,281
Interest expenses on convertible debentures, net of tax	10,718	-	-

Earnings attributed to ordinary shareholders (diluted)	160,764	26,331	18,281

Weighted average number of ordinary shares (diluted):

	For the year ended December 31

	2007	2006	2005

	Thousands of shares	Thousands of shares	Thousands of shares

Weighted average number of ordinary shares used in the calculation of basic earnings per share	21,617	18,438	18,432
Effect of the conversion of convertible debentures	2,910	-	-
Effect of stock warrants	268	-	-

Weighted average number of ordinary shares used in the calculation of diluted earnings per share	24,795	18,438	18,432

For purposes of calculating the dilutive effect of stock warrants, the average market value of the Company’s shares was based on market price quotations during the period in which the warrants were outstanding.

F – 43

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 19 –	Additional Statement of Operations Data

A.	Revenues

Revenues consist of:

	Year ended December 31

	2007	2006	2005

Communication	1,103,158	342,506	246,579
Media	72,788	65,853	42,191

	1,175,946	408,359	288,770

B.	Cost of revenues

Cost of revenues consists of:

	Year ended December 31

	2007	2006	2005

Communication services and others	602,462	183,419	91,507

Salaries and related expenses	80,670	34,198	34,584
Depreciation	69,740	13,490	13,230
Other	49,424	21,306	15,460

	802,296	252,413	154,781

C.	Selling and marketing expenses

	Year ended December 31

	2007	2006	2005

Advertising and marketing expenses	65,589	32,320	28,628
Salaries and related expenses	73,624	39,940	40,463
Depreciation and amortization	35,844	1,884	2,075
Other	1,193	1,432	769

	176,250	75,576	71,935

D.	General and administrative expenses

	Year ended December 31

	2007	2006	2005

Salaries and related expenses	27,758	16,674	16,114
Professional fees	8,639	4,327	3,683
Depreciation	3,509	1,767	1,905
Office maintenance and rent	11,144	4,659	5,780
Other	18,793	6,530	5,674

	69,843	33,957	33,156

F – 44

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 19 –	Additional Statement of Operations Data (cont’d)

	E.	Financing income (expenses), net

Financing income, net, consists of:

	Year ended December 31

	2007	2006	2005

Interest expenses on short-term loans from banks and others	(12,529)	(5,288)	(4,112)
Exchange rate differentials, net of interest on short-term bank deposits	10,260	8,634	9,680
Exchange rate differentials, net of interest on long-term loans	(1,768)	1,341	(5,692)
Interest on debentures and convertible debentures	(47,776)	(11,546)	(15,185)
Gain from short-term investments	4,275	-	2,687
Other, mainly derived from revaluation of trade receivables and trade payables	(9,874)	1,244	3,219

	(57,412)	(5,615)	(9,403)

Note 20 –	Income Taxes

	A.	Adjustments for inflation

Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”), in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Israeli Consumer Price Index (“CPI”). The Inflationary Adjustments Law was effective beginning in the 1985 tax year. The various adjustments required by the aforesaid Law are designed to achieve taxation of income on a real basis. However, adjustment of the historical income pursuant to the provisions of the Inflationary Adjustments Law is not in accordance with Israeli GAAP. As a result, differences arise between the reported income appearing in the financial statements and the inflation adjusted income reported for tax purposes.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) - 2008 (“The Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.

Furthermore, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carryforwards will no longer be linked to the CPI subsequent to the 2007 tax year, and the balances that have been linked to the CPI through the end of 2007 tax year will be used going forward.

F – 45

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 20 –	Income Taxes (cont’d)

	B	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

On July 25, 2005, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005” (“2005 Amendment”). The 2005 Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 and 2007 the tax rate was 31% and 29%, respectively, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. The current taxes and the deferred tax balances as of December 31, 2006 and 2007 are calculated in accordance with the tax rates that were in effect after the 2005 Amendment.

	C.	As of December 31, 2007, the Israeli tax returns of the Company and its subsidiaries for the tax years 2003 through 2006 are open to examination by the Israeli tax authorities.

	D.	The income tax expense (benefit) presented in the statement of operations is as follow:

	Year ended December 31

	2007	2006	2005

Current taxes	50,216	1,513	-
Deferred taxes	(29,834)	(227)	1,451

Income tax expense	20,382	1,286	1,451

E.	A reconciliation of the theoretical income tax expense computed on the income before income taxes at the statutory tax rate to the actual income tax expense is as follows:

	Year ended December 31

	2007	2006	2005

Income before income taxes reported in the statements of income	171,695	27,985	19,732

Statutory tax rate	29%	31%	34%

Theoretical income tax expense	49,792	8,676	6,709

Increase (decrease) in income tax expense resulting from:
Gain from issuance of shares in subsidiary	(33,679)	-	-
Non-deductible expenses	4,894	318	453
Change in valuation allowance	(16,435)	(7,988)	(9,644)
Effect of change in tax rate	654	-	4,114
Taxes in respect of prior years	12,758	-	-
Inflationary adjustments and other differences	2,398	280	(181)

	(29,410)	(7,390)	(5,258)

Income tax expense	20,382	1,286	1,451

F – 46

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)'

Note 20 –	Income Taxes (cont’d)

	F.	The tax effects of significant items comprising the Group’s deferred tax assets and liabilities are as follows:

	December 31

	2007	2006

Deferred tax assets:
Provision for employee benefits, net	6,174	5,205
Allowance for doubtful debts	5,533	4,200
Tax losses and capital loss carryforwards	26,002	25,396
Property and equipment and other assets, net	4,245	3,002
Other	2,052	386

Total gross deferred tax assets	44,006	38,189

Valuation allowance	(11,749)	(28,184)

Net deferred tax assets	32,257	10,005

Deferred tax liabilities:
Intangible assets	51,385	58,967

Total gross deferred tax liabilities	51,385	58,967

Net deferred tax assets (liabilities)	(19,128)	(48,962)

The Group has NIS 101,569 operating loss carryforwards, which can be carried forward indefinitely.

The Group’s management has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Group’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards or tax credits before their expiration.

In assessing the need for a valuation allowance, the Group has evaluated all positive and negative evidence, including the work plans of the Group’s management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting its future taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, the Company has recorded a valuation allowance on certain of its deferred tax assets. The valuation allowance includes an amount of NIS 1,000, for which subsequently recognized tax benefits will be allocated to reduce goodwill.

F – 47

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 21 –	Related Parties

	A.	Related party balances arise from the ordinary course of business and are as follows:

Related parties are comprised of principal shareholders (10% and over of the Company’s share capital) the Company’s management, immediate family members of the aforementioned and subsidiary and affiliated companies of the aforementioned.

Transactions with related parties are mainly as follows:

	(a)	Purchase of office equipment for both self use and promotion and cellular mobile phones from related parties.

	(b)	Rental of certain office premises from a related party.

	(c)	Advertising through a related party radio station.

	(d)	Fees with respect to the Execution Services Agreement.

Related parties’ balances are presented as follows:

	December 31

	2007	2006

Debit balance (Note 6)	4,294	2,640
Credit balance (Note 11)	211	2,180

B.	Related party transactions were reflected in the consolidated statements of income as follows:

	December 31

	2007	2006

Revenues	3,139	1,270

Cost of revenues -

Communications expenses	1,405	24
Rental expenses	39	157

Selling and marketing expenses -

Advertising expenses	699	1,266

General and administrative expenses

Participation in compensation and other expenses	262	405
Acquisition of property and equipment	-	198
Financing expenses	45	-

F – 48

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 22 –	Segment Reporting

The Company operates within two industries – Communications Services and Media. The Communications Services business includes two segments, Broadband services and traditional voice services

Broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via voice over broadband, or VoB, server hosting and a WIFI network of hotspots across Israel.

Traditional Voice services include outgoing and incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

Media - website content provision, operating portal, search engines, lead-generation, e-commerce and paid content.

The Company reclassified its segment reporting in previous years to present the comparative data according to its new perception.

The Company operates in one geographic area, i.e. Israel.

	Year ended December 31, 2007

	Broadband	Traditional Voice	Media	Adjustments	Consolidated

External revenues for the segment	478,972	624,185	72,789	-	1,175,946
Internal revenues for the segment	1,717	-	896	(2,613)	-

Total revenues for the segment	480,689	624,185	73,685	(2,613)	1,175,946

Gross profit	215,175	128,299	31,694	(1,518)	373,650

Selling and marketing					176,250
General and administrative					69,843
Impairment and other charges					10,433

Operating income					117,124

Financial income (expenses), net					(57,412)
Other expenses					(4,153)
Gain from issuance of shares in a subsidiary					116,136

Income before income taxes					171,695
Goodwill attributed to the segment	308,300	118,457	6,437	-	433,194

Depreciation and amortization	77,266	33,715	5,867	-	116,848

F – 49

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 22 –	Segment Reporting (cont’d)

	Year ended December 31, 2006

	Broadband	Traditional Voice	Media	Adjustments	Consolidated

External revenues for the segment	182,516	159,990	65,853		408,359
Internal revenues for the segment	-	-	2,871	(2,871)	-

Total revenues for the segment	182,516	159,990	68,724	(2,871)	408,359

Gross profit	92,195	27,944	35,971	(164)	155,946

Selling and marketing					75,576
General and administrative					33,957
Impairment and other charges					10,187

Operating income					36,226
Financial income (expenses), net					(5,615)
Other expenses					(2,626)

Income before income taxes					27,985
Goodwill attributed to the segment	307,567	118,175	5,746	-	431,488

Depreciation and amortization	17,894	3,539	9,746	-	31,179

F – 50

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 22 –	Segment Reporting (cont’d)

	Year ended December 31, 2005

	Broadband	Traditional Voice	Media	Adjustments	Consolidated

External revenues for the segment	178,520	68,059	42,191		288,770
Internal revenues for the segment	-	-	7,032	(7,032)	-

Total revenues for the segment	178,520	68,059	49,223	(7,032)	288,770

Gross profit	89,941	19,940	25,634	(1,526)	133,989

Selling and marketing					71,935
General and administrative					33,156
Impairment and other charges					-

Operating income					28,898
Financial expenses					(9,403)
Other income					237

Income before income taxes					19,732
Goodwill attributed to the segment	-	-	2,256	-	2,256

Depreciation and amortization	19,521	3,298	4,811	-	27,630

F – 51

Internet Gold – Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 23 –	Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements

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

U.S. GAAP does not provide for recognition of the effects of price level changes and accordingly, the effects of such changes are generally excluded from amounts determined in conformity with US GAAP. However, in accordance with the guidance of the US Securities and Exchange Commission with respect to the reporting requirements of foreign issuers, this difference between Israeli GAAP and US GAAP is not included in this reconciliation to US GAAP.

	2.	Severance pay

Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2007 and 2006, such funded amounts were NIS 20,639 and NIS 17,305, respectively.

	3.	Changes in exchange rates

According to Israeli GAAP, the effects of changes in exchange rates in cash are reflected as cash flows from operating activities in the statement of cash flows.

Under U.S. GAAP, the effect of changes in exchange rates on cash are presented separately in the statement of cash flows.

	4.	Acquiring Assets by Assuming Directly Related Liabilities

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

F – 52

Internet Gold – Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 23 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

	A.	(cont’d)

	5.	Staff Accounting Bulletin No. 108

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

	6.	Embedded Derivatives

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

	7.	Debentures and convertible debentures

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

F – 53

Internet Gold – Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 23 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

	A.	(cont’d)

	8.	Freestanding derivatives

During 2006, the Company has designated certain derivatives as hedges under Israeli GAAP in respect of the US dollar linked payments of the Golden Lines acquisition purchase price. Under Israeli GAAP, changes in the fair value of these derivatives were included as part of the acquisition price of 012.

Under US GAAP these hedges do not qualify for hedge accounting, and as such, changes in the fair value of these derivatives was recorded as an expense within financial expenses in the statement of income.

	9.	Deferred taxes

Following the IPO of its 012 subsidiary, the Company recorded a gain from the issuance of shares in the subsidiary, which resulted with an excess of the amount of its investment in the subsidiary for financial reporting over the tax basis.

Under Israeli GAAP an entity shall recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, except to the extent that both of the following conditions are satisfied:

	a.	The parent is able to control the timing of the reversal of the temporary difference; and

	b.	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred tax liability was recognized under Israeli GAAP, since both aforementioned criteria were satisfied.

Under U.S GAAP an excess of the amount for financial reporting over the tax basis of an investment in a more-than-50-percent-owned domestic subsidiary is a taxable temporary difference that must be assessed.

A deferred tax liability was recorded under U.S. GAAP since the Israeli income tax law does not provide a means by which a portion of the reported amount of the Company’s investment in its 012 subsidiary can be recovered tax-free.

	10.	Recently adopted accounting standards

Under U.S. GAAP, effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. There was no material effect on the consolidated financial statements. As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

The accounting under Israeli GAAP had the same effect as under U.S. GAAP on the Company’s statements of income and financial position.

F – 54

Internet Gold – Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 23 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

	B.	The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statements.

The following is summary of the significant adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of Israeli GAAP.

	1.	Consolidated Balance Sheets

	December 31, 2007			December 31, 2006

	Israeli GAAP	GAAP reconciliation	U.S. GAAP	Israeli GAAP	GAAP reconciliation	U.S. GAAP

Current assets
Cash and cash equivalents	601,926	-	601,926	320,479	-	320,479
Short-term investment (A6)	161,353	1,531	162,884	883	1,686	2,569
Trade receivables, net	224,616	-	224,616	220,734	-	220,734
Other receivables	26,446	-	26,446	26,489	-	26,489
Deferred tax assets	9,707	-	9,707	2,393	-	2,393

Total current assets	1,024,048	1,531	1,025,579	570,978	1,686	572,664

Investments
Long-term receivables	3,460	-	3,460	2,951	-	2,951
Investments in investee companies	291	-	291	552	-	552
Deferred tax assets	192	-	192	157	-	157

	3,943	-	3,943	3,660	-	3,660

Restricted assets for employee termination benefits (A2)	-	20,639	20,639	-	17,305	17,305

Property and equipment, net	135,681	-	135,681	132,194	-	132,194

Other assets, net (A7)	536,340	11,793	548,133	545,277	4,935	550,212

Goodwill (A8)	433,194	(15,586)	417,608	431,488	(15,586)	415,902

Total assets	2,133,206	18,377	2,151,583	1,683,597	8,340	1,691,937

F – 55

Internet Gold – Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 23 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

	B.	The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont’d)

	1.	Consolidated Balance Sheets (cont’d)

	December 31, 2007			December 31, 2006

	Israeli GAAP	GAAP reconciliation	U.S. GAAP	Israeli GAAP	GAAP reconciliation	U.S. GAAP

Liabilities
Current liabilities
Short-term bank credit	77,998	-	77,998	364,862	-	364,862
Current maturities of long-term obligations	10,734	-	10,734	18,674	-	18,674
Accounts payable (A6)	209,743	(117)	209,626	193,144	(158)	192,986
Payables in respect of 012 acquisition	-	-	-	584,621	-	584,621
Current maturities of convertible debentures	15,354	-	15,354	-	-	-
Other current liabilities	91,131	-	91,131	46,224	-	46,224

Total current liabilities	404,960	(117)	404,843	1,207,525	(158)	1,207,367

Long-term liabilities
Long-term loans and other long-term obligations	32,265	-	32,265	20,386	-	20,386
Convertible debentures (A7)	97,375	7,265	104,640	198,998	13,989	212,987
Debentures (A7)	839,434	9,182	848,616	-	-	-
Liability for severance pay (A2)	15,279	20,639	35,918	14,844	17,305	32,149
Deferred tax liabilities (A9)	29,027	30,077	59,104	51,512	-	51,512

Total long-term liabilities	1,013,380	67,163	1,080,543	285,740	31,294	317,034

Minority interest	184,584	(4,174)	180,410	89	-	89

Shareholders’ equity	530,282	(44,495)	485,787	190,243	(22,796)	167,447

Total liabilities and shareholders’ equity	2,133,206	18,377	2,151,583	1,683,597	8,340	1,691,937

F – 56

Internet Gold – Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 23 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

	B.	The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statements (cont’d)

	2.	Consolidated Statement of income

	December 31

	2007	2006	2005

Net income according to Israeli GAAP	150,046	26,331	18,281
Freestanding derivatives (A8)	-	(15,585)	-
Embedded derivatives (A6)	(196)	18	-
Convertible debenture (A7)	71	321
Gain from issuance of shares in a subsidiary (A8)	4,174	-	-
Deferred tax expense (A9)	(30,077)	-	-

Net income according to U.S. GAAP	124,018	11,085	18,281

Basic net income per share (in NIS) in accordance with U.S. GAAP	5.74	0.60	0.99

Diluted net income per share (in NIS) in accordance with U.S. GAAP	5.44	0.60	0.99

F – 57

Internet Gold – Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 23 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

B.	The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statements (cont’d)

3.	Condensed Consolidated Cash Flows Statement

	Year ended December 31

	2007	2006	2005

Net cash provided by continuing operating activities under Israel GAAP	207,218	78,355	39,797
Derivatives instruments (A8)	-	(15,585)	-
Changes in exchange rates (A3)	8,340	3,527	(4,066)
Proceeds from short-term investment, net	-	(284)	2,492

Net cash provided by continuing operating activities according to U.S. GAAP	215,558	66,013	38,223

Discontinued operations
Net cash provided by discontinued operations according to U.S. GAAP	-	-	4,696

Net cash provided by operating activities according to U.S. GAAP	215,558	66,581	42,919

Net cash used in investment activities under Israeli GAAP	(811,192)	(56,110)	(18,090)
Derivative instruments (A8)	-	15,585	-
Acquiring assets by assuming directly related liabilities (A4)	5,530	(36,474)	(40,870)
Proceeds from short-term investment, net	-	(284)	(2,492)

Net cash used in investment activities according to U.S. GAAP	(805,662)	(77,283)	(61,452)

Net cash provided by financing activities under Israeli GAAP	885,421	32,746	165,166
Acquiring assets by assuming directly related liabilities (A4)	(5,530)	36,474	40,870

Net cash provided by financing activities according to U.S. GAAP	879,891	69,220	206,036

Changes in exchange rates (A3)	(8,340)	(3,527)	4,066

Changes in cash and cash equivalents under Israeli GAAP	281,447	54,991	189,851

Changes in cash and cash equivalents according to U.S. GAAP	281,447	54,991	189,851

F – 58

Internet Gold – Golden Lines Ltd.

Notes to the Financial Statements

(All amounts in thousands NIS, except where otherwise stated)

Note 23 –	Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont’d)

	C.	Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS 157 beginning on January 1, 2008. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP 157-2, which grants a one-year deferral of SFAS 157’s fair-value measurement requirements for non-financial assets and liabilities, except for items that are measured or disclosed at fair value in the financial statements on a recurring basis. The Company believes that the adoption of SFAS 157 will not have a material impact on the Company’s financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB No. 115” (“SFAS 159”). SFAS 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in the fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company believes that the adoption of SFAS 159 will not have a material impact on the Company’s financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations,” or SFAS 141R, and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment to ARB No. 51,” or SFAS 160. SFAS 141R and SFAS 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141R will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except for the following provisions, which are required to be adopted retrospectively:

	1)	Reclassify non-controlling interests from the “mezzanine” to equity, separate from the parent’s shareholders’ equity, in the consolidated statement of financial position.

	2)	Recast consolidated net income to include net income attributable to both the controlling and non-controlling interests.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-related contingent features for derivatives. SFAS 161 does not change the accounting treatment for derivative instruments. SFAS 161 is effective beginning January 1, 2009. The Company believes that the adoption of SFAS 161 will not have a material impact on the Company’s financial position and results of operations.

F – 59

Subsidiaries held directly and indirectly by the Company

	Equity	Control

	As at December 31, 2007

012 Smile.Communications Ltd. (formerly “Gold Trade Ltd.”)	72.44%	72.44%

012 Telecom Ltd.	100%	100%

Hype Active Media Ltd.	52%	52%

Internet Gold International Ltd.	100%	100%

IG Vest Ltd.*	100%	100%

Nirshamim Lalimudim	100%	100%

MSN Israel Ltd.	50.1%	50.1%

Seret – The Israeli Movies Portal Ltd.	51%	51%

Smile.Media Ltd. (formerly “Gold Mind Ltd.)	100%	100%

Start Net Ltd.	100%	100%

The Money Interactive Ltd.	100%	100%

Yahala Internet Solutions Ltd.	51%	51%

* Inactive

F – 60

SIGNATURES

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

Dated: June 30, 2008