Form 20-F
period 2008-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2009-06-24
CIK 1090159

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Doron Turgeman, +972-72-200-3113 (phone), +972-3-939-9832 (fax)
1 Alexander Yanai Street, Petach Tikva 49277, Israel
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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

Ordinary Shares, par value NIS 0.01 per share……………19,653,925 (as of December 31, 2008)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes☐ No ☒

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☒	International Financial Reporting Standards	Other ☐
as issued by the International Accounting
Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	4
C.	Reasons for the Offer and Use of Proceeds	5
D.	Risk Factors	5
ITEM 4.	INFORMATION ON THE COMPANY	26
A.	History and Development of the Company	26
B.	Business Overview	28
C.	Organizational Structure	56
D.	Property, Plants and Equipment	56
ITEM 4A.	UNRESOLVED STAFF COMMENTS	57
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	57
A.	Operating Results	57
B.	Liquidity and Capital Resources	71
C.	Research and Development, Patents and Licenses	74
D.	Trend Information	74
E.	Off-Balance Sheet Arrangements	74
F.	Tabular Disclosure of Contractual Obligations	74
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	75
A.	Directors and Senior Management	75
B.	Compensation	77
C.	Board Practices	77
D.	Employees	83
E.	Share Ownership	84
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	86
A.	Major Shareholders	86
B.	Related Party Transactions	87
C.	Interests of Experts and Counsel	91
ITEM 8.	FINANCIAL INFORMATION	92
A.	Consolidated Statements and Other Financial Information	92
B.	Significant Changes	94

(i)

ITEM 9.	THE OFFER AND LISTING	95
A.	Offer and Listing Details	95
B.	Plan of Distribution	96
C.	Markets	96
D.	Selling Shareholders	96
E.	Dilution	96
F.	Expense of the Issue	96
ITEM 10.	ADDITIONAL INFORMATION	96
A.	Share Capital	96
B.	Memorandum and Articles of Association	96
C.	Material Contracts	100
D.	Exchange Controls	101
E.	Taxation	101
F.	Dividends and Paying Agents	107
G.	Statement by Experts	107
H.	Documents on Display	107
I.	Subsidiary Information	108
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS	108
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	109
PART II		109
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	109
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	109
ITEM 15.	CONTROLS AND PROCEDURES	109
ITEM 16.	RESERVED	110
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	110
ITEM 16B.	CODE OF ETHICS	110
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	110
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	111
ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	111
ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT	112
ITEM 16G.	CORPORATE GOVERNANCE	112
PART III		113
ITEM 17.	FINANCIAL STATEMENTS	113
ITEM 18.	FINANCIAL STATEMENTS	113
ITEM 19.	EXHIBITS	114

(ii)

INTRODUCTION

        We are a leading communications and interactive media group in Israel with two principal operating activities. Our shares are listed on the NASDAQ Global Market and on the TASE. Our company’s subsidiaries are 012 Smile.Communications Ltd. and Smile.Media Ltd. As used in this annual report, the terms “we,” “us” and “our” mean Internet Gold – Golden Lines Ltd. and its subsidiaries, 012 Smile.Communications means 012 Smile.Communications Ltd. and Smile.Media means Smile.Media Ltd. unless otherwise indicated.

        Our principal subsidiary, 012 Smile.Communications, is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. 012 Smile.Communications offers its services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

        As of December 31, 2008, 012 Smile.Communications provided services to approximately one million registered household customers and approximately 80,000 registered business customers. 012 Smile.Communications’ enterprise customer base consists of many of Israel’s leading companies, including 62 of the 100 largest companies in Israel (as determined by Dun & Bradstreet), which includes the two largest Israeli banks and the Government of Israel.

        Since 012 Smile.Communications’ initial public offering in October 2007, its ordinary shares have been listed on the NASDAQ Global Market (symbol:SMLC) and on the Tel Aviv Stock Exchange, or TASE. We currently own 74.79% of the ordinary shares of 012 Smile.Communications.

        Smile.Media is an Internet media company in Israel. As of March 31, 2009, Smile.Media had 10 Internet properties in its network, consisting of three eCommerce websites and seven online content websites.

        For periods prior to December 31, 2007, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in Israel with a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Effective as of January 1, 2008, our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP. The consolidated financial statements for the years ended December 31, 2007 and 2006 and as of December 31, 2007 have been restated and are presented in accordance with U.S. GAAP. The selected financial data for the years ended December 31, 2005 and 2004 and as of December 31, 2006, 2005 and 2004 are presented in accordance with Israeli GAAP and also include certain items in accordance with U.S. GAAP. Israeli GAAP differs in certain significant respects from U.S. GAAP as described in Note 23 to our 2007 consolidated financial statements. Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS. The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2008 (NIS 3.802 = $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars.

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

(iii)

        Smile, 012 and 012Mobile logos are registered trademarks in Israel. Smile.Media, Smile.Communications and GPG Network (an interactive advertising network owned by Smile.Media) activities are registered service marks in Israel. All other registered trademarks appearing in this annual report are owned by their holders. We and our subsidiaries currently hold 71 Internet domain names.

        Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information – Risk Factors.”

(iv)

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated financial data for and as of the five years ended December 31, 2008 are derived from our audited consolidated financial statements. For periods prior to December 31, 2007, our consolidated financial statements were prepared accordance with generally accepted accounting principles in Israel with a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Effective as of January 1, 2008, our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP. The consolidated financial statements for the years ended December 31, 2007 and 2006 and as of December 31, 2007 have been restated and are presented in accordance with U.S. GAAP. The selected financial data for the years ended December 31, 2005 and 2004 and as of December 31, 2006, 2005 and 2004 are presented in accordance with Israeli GAAP and also includes certain items in accordance with U.S. GAAP. Israeli GAAP differs in certain significant respects from U.S. as described in Note 23 to our 2007 consolidated financial statements.

        The selected consolidated financial data as of December 31, 2008 and 2007 and for the three years ended December 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements and notes included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have been derived from audited consolidated financial statements not included in this annual report.

        The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

        In 2007, we completed an internal restructuring transferring all of our broadband data and traditional voice services to our wholly-owned subsidiary, 012 Smile.Communications, and our Internet media activity to our wholly-owned subsidiary, Smile.Media. On December 31, 2006, our wholly owned subsidiary Smile.Communications Ltd. acquired 012 Golden Lines Ltd., a privately held communications company that was one of its principal competitors in Israel and in 2007, we renamed our subsidiary 012 Smile.Communications Ltd. As a result of this acquisition, 012 Smile.Communications is now one of the three largest providers of broadband Internet access and international telephony services in Israel. In accordance with U.S. GAAP, we included the assets and liabilities of 012 Golden Lines in our consolidated financial statements as of December 31, 2006 and included its operating results starting January 1, 2007.

Consolidated Statement of Operations Data:
U.S. GAAP

				Convenience Translation in Dollars
	Year Ended December 31,
	2006	2007	2008	2008
	(NIS in thousands, except share and per share data)

Revenues:
Communications	342,506	1,103,157	1,104,210	290,429
Media	65,853	72,789	63,117	16,601

Total revenues	408,359	1,175,946	1,167,327	307,030
Operating expenses:
Cost of revenues	252,413	802,296	799,914	210,393
Selling and marketing	75,576	176,250	175,780	46,234
General and administrative	33,957	69,843	71,548	18,818
Impairment and other expenses (income), net	12,813	14,589	(5,581)	(1,468)

Total operating expenses	374,759	1,062,978	1,041,661	273,977
Operating income	33,600	112,968	125,666	33,053
Financial expenses, net	20,861	57,533	122,073	32,108
Gain from issuance of shares in a subsidiary	-	120,310	-	-

Income before income taxes	12,739	175,745	3,593	945
Income tax expenses,	1,286	50,460	14,550	3,827

Income (loss) after income tax	11,453	125,285	(10,957)	(2,882)
Minority share in income	(34)	(1,267)	(13,338)	(3,508)
Company's share in net loss of investees
from continued operations	(334)	-	-	-

Net income (loss)	11,085	124,018	(24,295)	(6,390)

Earnings per ordinary share - basic
Net income (loss) per share	0.60	5.74	(1.13)	(0.30)

Weighted average number of shares used
in the calculation	18,438	21,617	21,551	21,551

Earnings per ordinary share - diluted	0.60	5.44	(1.13)	(0.30)

Weighted average number of shares used
in the calculation	18,438	24,795	21,551	21,551

Consolidated Statement of Operations Data:
Israeli GAAP:

	Year Ended December 31,
	2004	2005

(In thousands, except share and per share data)
Revenues:
Communications	184,844	246,579
Media	30,872	42,191

Total revenues	215,716	288,770
Operating expenses:
Cost of revenues	93,019	154,781
Selling and marketing	73,095	71,935
General and administrative	24,258	33,156

Total operating expenses	190,372	259,872
Operating income	25,344	28,898
Financial income (expenses), net	122	(9,403)
Other income (expenses), net	(1,077)	237

Income from continuing operations	24,389	19,732
Income tax (benefits) expenses, net	(301)	1,451

Income after income tax	24,690	18,281
Company's share in net loss of investees from continued operations	(396)	-

Income from continued operations	24,294	18,281
Company's share in loss of investees from discontinued operations	(4,763)	-

Net income	19,531	18,281

Earnings per ordinary share - basic
Net income per share from continued operations	1.32	0.99
Net loss per share from discontinued operations	(0.26)	-

	1.06	0.99

Weighted average number of shares used in the calculation	18,432	18,432

Earnings per ordinary share - diluted
Net income per share from continued operations	1.32	0.99

Net loss per share from discontinued operations	(0.26)	-

	1.06	0.99

Net Weighted average number of shares used in the calculation	18,432	18,432

U.S. GAAP:
Net income from continued operations	27,164	18,281
Net loss - discontinued operations	(6,588)	-
Net income	20,576	18,281

Consolidated Balance Sheets Data:
U.S. GAAP

			Convenience Translation into Dollars
	Year Ended December 31,
	2007	2008	2008
	(NIS in thousands)

Cash and cash equivalents	601,926	86,090	22,643
Total assets	2,151,583	1,943,254	511,114
Working capital	620,736	124,847	32,837
Total liabilities	1,665,796	1,618,650	425,737
Total shareholders' equity	485,787	324,604	85,377

Consolidated Balance Sheets Data:

Israeli GAAP:

	Year Ended December 31,
	2004	2005	2006
	(NIS in thousands)

Total assets	300,023	502,018	1,683,597
Working capital (deficiency)	41,714	253,999	(636,547)
Total liabilities	178,130	353,345	1,493,354
Total shareholders' equity	121,893	148,673	190,243

U.S. GAAP

Total assets	305,554	508,567	1,691,937
Total shareholders' equity	121,193	147,973	167,447

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

Period	Average (1)	High	Low	At Period End

Year ended December 31, 2004	4.478	4.634	4.308	4.308
Year ended December 31, 2005	4.484	4.741	4.299	4.603
Year ended December 31, 2006	4.453	4.725	4.176	4.225
Year ended December 31, 2007	4.110	4.342	3.830	3.846
Year ended December 31, 2008	3.586	4.022	3.230	3.802

(1) Calculated based on the average of the representative rates on the last business day of each month during the relevant period.

Period	High	Low

November 2008	4.022	3.752
December 2008	3.990	3.677
January 2009	4.065	3.783
February 2009	4.191	4.012
March 2009	4.245	4.024
April 2009	4.256	4.125
May 2009	4.169	3.958

        On June 22, 2009, the representative rate of exchange was NIS 3.955 = $1.00 as published by the Bank of Israel.

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

        As part of our growth strategy, we acquired 012 Golden Lines on December 31, 2006. Since then, our total assets grew from approximately NIS 1.7 billion as at December 31, 2006 to NIS1.9 billion ($511 million) as at December 31, 2008, and our revenues grew from NIS 408.4 million for the year ended December 31, 2006 to NIS 1.2 billion ($307 million) for the year ended December 31, 2008. We experienced significant growth prior to the acquisition of 012 Golden Lines, as our revenues grew to NIS 408.4 million for the year ended December 31, 2006 from NIS 288.8 million for the year ended December 31, 2005. Our organic growth and the acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on our management as well as our operational, administrative and financial resources and our internal controls. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding customer base and is expected to continue to grow as we expand our business. We may not be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could affect our ability to generate revenues, control expenses and sustain or increase our profitability.

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

We and our subsidiaries may not be able to protect our intellectual property or successfully defend infringement claims.

        We and our subsidiaries regard our trademarks, service marks, copyrights, domain names, trade secrets and similar intellectual property as critical to our success. We rely on trademark, copyright law, trade secret protection and confidentiality agreements with our employees, customers, partners and others to protect our proprietary rights. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Third parties may infringe or misappropriate our copyrights, service marks, trademarks and similar proprietary rights. If we are unable to protect our proprietary rights from unauthorized use, the image of our brands may be harmed and our business may suffer.

        The protection of our trademarks, service marks, copyrights, domain names, trade secrets and other intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect these assets may not adequately protect our rights, or others may independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights. Such events could substantially diminish the value of our technology and property which could adversely affect our businesses.

We and our subsidiaries may be subject to intellectual property infringement claims, which are costly to defend, could result in significant damage awards and could limit our ability to provide certain content or use certain technologies in the future.

        Third parties may in the future assert claims against us and our subsidiaries alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights or failure to maintain confidentiality of user data. In addition, third parties may make trademark infringement and related claims against us over the display of search results triggered by search terms that include trademark terms.

        As we and our subsidiaries expand our businesses and develop new technologies, products and services, we may become increasingly subject to intellectual property infringement claims. In the event that there is a determination that we have infringed third-party proprietary rights such as patents, copyrights, trademark rights, trade secret rights or other third-party rights such as publicity and privacy rights, we could incur substantial monetary liability, be required to enter into costly royalty or licensing agreements or be prevented from using the rights, which could require us to change our business practices in the future and limit our ability to compete effectively. We and our subsidiaries may also incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims. In addition, many of the agreements we have with our customers or affiliates may require us to indemnify them for certain third-party intellectual property infringement claims, which could increase our costs in defending such claims and our damages. The occurrence of any of these results could harm our brands and negatively impact our operating results.

We may need to raise additional funds in the future, which may subject you to dilution, and may be unable to do so on favorable or acceptable terms or at all, which may harm our ability to expand, develop new or enhanced services, or respond to competitive pressures.

        If cash generated from our operations is insufficient to meet our operating and strategic needs, we may need to raise additional funds in order to expand, develop new or enhanced services, or respond to competitive pressures. The availability of funds for future expansion and the development of new or enhanced services will depend on a number of factors, including our operating performance, our ability to issue equity and market conditions. If we raise additional funds by issuing equity or convertible debt securities, the holdings of our shareholders will be diluted and their ownership percentage will be reduced. Furthermore, new securities could have rights, preferences and privileges senior to those of our ordinary shares. Additional financing may not be available when and to the extent required, or if available, it may not be on acceptable terms.

The current global financial crisis may have a negative impact on our business, financial condition and results of operations.

        The current worldwide economic crisis has created significant reductions in available capital and liquidity from banks and other providers of credit, which may adversely affect our customers’ ability to purchase our services services and fulfill their obligations to us. Additionally, many of the effects and consequences of the current global financial crisis and a broader global economic downturn are currently unknown; any one or all of these factors could potentially have a material adverse effect on our or our customers’ liquidity and capital resources, or otherwise negatively impact our business, financial condition and results of operations.

        The Israeli economy has recently experienced a slowing of its growth rate. This slowdown has been exacerbated by the recent global crisis in the financial services and credit markets, which has resulted in significant volatility and dislocation in the global capital markets. It is uncertain how long the global crisis in the financial services and credit markets will continue and what adverse impact it will have on the global economy in general and the Israeli economy and the markets in which we operate in particular.

We may be unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

        Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. Our compliance with Section 404(a) of the Sarbanes-Oxley Act started in connection with the filing of this annual report on Form 20-F in connection with which our management has assessed and issued a report regarding our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to 012 Smile.Communications

012 Smile.Communications has experienced significant growth, which has placed a substantial strain on our resources. The failure to successfully implement our growth strategy could adversely affect our ability to continue to grow or sustain 012 Smile.Communications’ revenues and profitability.

        As part of our growth strategy, 012 Smile.Communications acquired one of our principal competitors, 012 Golden Lines on December 31, 2006. 012 Smile.Communications’ total assets increased to NIS 1.6 billion ($422 million) as at December 31, 2008 from NIS 223.4 million as at December 31, 2005, and its revenues increased to NIS 1.1 billion ($291 million) for the year ended December 31, 2008 from NIS 343.1 million for the year ended December 31, 2006, primarily due to the acquisition of 012 Golden Lines at December 31, 2006. The organic growth of 012 Smile.Communications and the acquisition of 012 Golden Lines have placed, and are likely to continue to place, a significant strain on 012 Smile.Communications’ management as well as its operational, administrative and financial resources and its internal controls. The demand on 012 Smile.Communications’ network infrastructure, technical and customer support staff and other resources has grown with its expanding customer base and is expected to continue to grow as 012 Smile.Communications expands its business. 012 Smile.Communications’ infrastructure, technical and customer support staff, operational and billing systems and other resources may not adequately accommodate or facilitate the growth of its business.

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

The recent change in regulatory limitations on Bezeq The Israel Telecommunications Corp. Ltd. and other telecom providers will likely result in increased competition, and may result in a reduction in our revenues from interconnect fees.

        Bezeq The Israel Telecommunications Corp. Ltd. or Bezeq, the incumbent local telephony provider, is subject to several regulatory limitations, including restrictions on its ability to provide bundled service offerings, restrictions to entry into the VoB market and supervised tariffs. Under its license, Bezeq is also subject to the principle of structural separation in providing its various communication services.

        According to the policy of the Israeli Ministry of Communications, or the Ministry of Communications, once Bezeq’s market share of domestic fixed-line telephony in a particular customer segment (business or private) falls below 85%, Bezeq’s license will be amended so as to enable it to submit an application for the Minister of Communications’ approval to market a basket of services (including broadcast services) in that customer segment, which includes telecommunications services provided by Bezeq and by a subsidiary. The Minister of Communications’ approval to market a basket of services will be granted based on the status of competition in the area of telecommunications or broadcasts and will be subject to certain conditions set forth in the policy.

        According to the announcement of the Ministry of Communications on August 25, 2008, as of June 2008, Bezeq’s market share declined in the fixed-line telephony sector (private sector) to below 85% in terms of normative revenue. The Ministry of Communications subsequently announced that Bezeq’s share of the fixed-line phone market had declined sufficiently to permit it to seek authority to offer a package of services with respect to the residential sector.

        According to the announcement of the Ministry of Communications in May 2009, Bezeq’s market share in November 2008, was 80.7% in the residential sector and 86.6% in the business sector. Additionally, commencing November 2008, the Ministry of Communications measured the market share using a new format recommended by the Gronau Committee, which provides that regular lines and traffic lines must be measured separately. In accordance with the new measuring system, Bezeq’s market share based on normative income is 79.2% for regular lines and 81.2% for traffic lines.

        Accordingly, Bezeq applied to the Ministry of Communications to begin providing bundled services, which could potentially include local and international telephony, broadband Internet access, Internet service provider, or ISP, services, cellular services and multi-channel TV.

        On July 3, 2008, Bezeq received a draft amendment of its license and the licenses of its subsidiary companies Pelephone, Bezeq International and D.B.S. Satellite Services (1998) Ltd. regarding the marketing of joint service packages. In July 2008, Bezeq submitted its position to the Ministry of Communications, stating that the amendment of the licenses represents an intensification of regulation in comparison to the policy document of the Minister of Communications dated March 31, 2004, which is supposed to reflect relief for Bezeq, and it would be appropriate to allow a model for marketing of joint packages of services that represents relief for Bezeq now that its market share has decreased to 85% or less, together with ministerial supervision using more moderate measures than those proposed in the draft amendment to the license. On January 22, 2009, draft amendments to the general licenses of Bezeq and its subsidiaries were submitted to such companies and published on the website of the Ministry of Communications. The amendments addressed the approval for marketing of the joint packages. On February 8, 2009, Bezeq submitted its position, stating that its material remarks were not reflected in the draft, without explanation. Bezeq requested material amendments to the first draft amendment.

        The Ministry of Communications is presently conducting several hearings that may lead to additional amendments to Bezeq and its subsidiaries licenses’ that will allow them to offer such bundled services. In the event the Ministry of Communications allows the Bezeq group to bundle services, this may increase Bezeq’s competitive position in the communication market and increase its direct competition with us, in a manner that may materially and adversely affect our results of operations.

        Bezeq pays 012 Smile.Communications interconnect fees with respect to calls made from Bezeq fixed-lines to 012 Smile.Communications’ VoB lines. Bezeq has raised the claim that it should not be required to pay us interconnect fees because we use its infrastructure. Although the Ministry of Communications has determined that Bezeq should pay 012 Smile.Communications interconnect fees for calls originated from Bezeq fixed-lines to 012 Smile.Communications’ lines at the same tariff as 012 Smile.Communications pay Bezeq, this determination will be reviewed by the Ministry of Communications by the end of 2009 and there is no certainty that the Ministry of Communications will not reverse its determination that Bezeq should pay us interconnect fees at then current rates or at all.

        In February 2009, the Minister of Communications granted a VoB service operation license to B.I.P. Communication Solutions, a Bezeq International subsidiary. The license will enable Bezeq to deliver telephony services over broadband (VoB) to private customers. Additionally, once Bezeq’s market share of the business sector of domestic telephony market goes below 85%, Bezeq International may also be able to provide this service to business clients as a separate or bundled service.

        If the Ministry of Communications releases Bezeq from the prevailing regulatory limitations, it would enjoy a competitive advantage because it will be able to bundle services through its affiliates or in conjunction with a third party. This could result in Bezeq becoming an even stronger competitor. Bezeq currently has an advantageous position in the market because it has a dominant presence in all segments of the communications market and can easily provide its customers with access to a great variety of services.

        The Ministry of Communications will also examine the competitive position of D.B.S. Satellite Services (1998) Ltd., which operates under the trade name YES, and it may allow it to enter the VoB market if its competitive position deteriorates.

Changes in the regulatory and legal compliance environment could adversely affect the operations and business activities of 012 Smile.Communications and could result in increased competition and reduced revenues and profitability.

        012 Smile.Communications operates in a highly regulated industry in Israel, which limits its flexibility in managing its business. 012 Smile.Communications is subject to regulation regarding communications licenses, antitrust and arrangements pertaining to interconnection and leased lines. Its business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications, as well as changes in laws, regulations or government policy affecting its business activities, such as the following:

—	The recent deregulation of the monopoly-based restrictions imposed on Bezeq, Israel's incumbent telephony operator, and its affiliates;

—	The recent deregulation of the restriction imposed on Bezeq and its affiliates, including on D.B.S. Satellite Services (1998) Ltd., which operates under the trade name YES, Israel’s sole satellite television service provider, that permits Bezeq’s affiliates to provide VoB services;

—	Changing the restrictions imposed on cellular operators that will allow them to provide international telephony services in the future;

—	Changing the regulation that requires the incumbent infrastructure providers Bezeq and HOT to allow us “open access” enabling us to provide broadband and traditional voice services, or deregulating the restrictions that currently prevent them from charging us for the use of their infrastructure;

—	Changing the regulations affecting our interconnection arrangements with other operators;

—	Changing call termination tariffs;

—	Limiting the prices that we may charge our customers;

—	Broadening or increasing the range of revenues on which royalties are paid;

—	Changing the regulations affecting our international and local telephony business; and

—	Changing the regulations affecting our on-going relationships with customers under fixed-term contracts.

        Such actions could result in increased competition and expenses, and reduced revenues and profitability. The current legislation in Israel grants the Ministry of Communications extensive regulatory and supervisory authority with respect to our business, as well as the authority to impose substantial sanctions, such as fines. As a result, the interpretation and implementation of laws and regulations as well as provisions of 012 Smile.Communications’ licenses are subject to the administrative discretion of the Ministry of Communications.

        Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that we expect and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to the business of 012 Smile.Communications.

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

        While 012 Smile.Communications believes that it is currently in compliance with the other material requirements of its licenses, the technical standards used to measure these requirements as well as other license provisions are subject to interpretation and we cannot be certain of 012 Smile.Communications’ compliance. Accordingly, we cannot be certain that 012 Smile.Communications’ licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

The industry in which 012 Smile.Communications operates is dynamic, and it will need to seek additional licenses in the future. The inability to obtain any such new license may negatively impact 012 Smile.Communications’ growth opportunities and revenues.

        The communications industry is constantly evolving. New technologies and processes may require additional licenses from the Ministry of Communications. 012 Smile.Communications’ ability to introduce new services, depends upon its ability to receive the appropriate licenses.

        012 Smile.Communications’ introduction of any new licensed services under an existing license must be authorized by the Ministry of Communications and is subject to a review period of up to 60 days, which period may be extended by the Ministry of Communications. Such review may cause 012 Smile.Communications to lose critical time in bringing new services to market. Furthermore, the Ministry of Communications may refuse to allow it to introduce such new services or make the introduction of the services subject to various conditions.

        In 2007, the Ministry of Communications engaged NERA, an international consulting firm, to review the level of competition in Israel’s cellular market and to review whether to allow the entry of new operators, including MVNO’s, into the Israeli telecommunications market. Based on the findings of their review, the Ministry of Communications has begun conducting hearings regarding a draft mobile virtual network operator, or MVNO, license and regulations.

        In March 2008, the Gronau Committee, a public commission appointed in 2006 by the Ministry of Communications to review various issues in the Israeli communications market, published its recommendations which included a recommendation, among other things, to accelerate the procedures necessary to allow the entry of MVNOs into the cellular market.

        In January 2009, the Ministry of Communications prepared draft guidelines incorporating the main conditions and requirements necessary to apply for a MVNO license. The Ministry of Communications has invited potential entrepreneurs, licensees, vendors, experts on economics, technology, law and communications, consumer organizations, user and operator unions, other relevant parties as well as the general public, to present their positions on the draft license and its conditions and requirements. 012 Smile.Communications has applied to the Ministry of Communications for a full MVNO license according to the principles published by it although the final regulatory framework for the grant of such a license has not yet been established.

        The inability of 012 Smile.Communications to obtain any new license, including the license to provide MVNO services or to introduce new services under an existing license, may negatively impact its growth opportunities and revenues.

        In 2008, the Gronau Committee, which was appointed by the Ministry of Communications to consider and recommend the best means to promote further sustainable competition in the Israeli communications market, issued its recommendations to the Minister of Communications. The Gronau Committee’s recommendations call for several structural changes within the communications markets, including local loop unbundling, or LLU, of Bezeq’s infrastructure, which, if accepted and implemented, would allow 012 Smile.Communications to compete in the MVNO and IPTV sector and improve its competitive position in the VoB business market, while worsening its position in other segments, by allowing the cellular operators in Israel to compete in the traditional long distance telephony market.

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

        In March 2008, the Gronau Committee, which was appointed by the Ministry of Communications to consider and recommend the best means to promote further sustainable competition in the Israeli communications market, issued its recommendation to the Minister of Communications. The Gronau Committee’s recommendations call for several structural changes within the communications markets, including local loop unbundling of Bezeq’s infrastructure, which, if accepted and implemented, would allow 012 Smile.Communications to compete in the MVNO and IPTV sectors and improve our competitive position in the VoB business market, while worsening 012 Smile.Communications’ position in other segments, by allowing the cellular operators in Israel to compete in the traditional long distance telephony market.

        On August 20, 2008, Israel’s Minister of Communications issued his decision to implement the recommendations of the Gronau Committee to increase competition in the communications market. When implemented, we expect that this will result in the following:

—	Increased competition within the Israel cellular communication market by granting MVNO licenses;

—	Cellular operators will not be allowed to enter the international long distance market unless an international communication services provider will be granted a MVNO license, subject to changes in the tariffs for the international calls made by cellular phone users;

—	Increased competition within the landline communication services as a result of enforcing local loop unbundling of the infrastructure of Bezeq. Following such local loop unbundling, Bezeq’s subsidiaries will be allowed to offer bundled services, subject to several additional terms and conditions.

        Based on the experience of operators elsewhere and according to the conclusions of the report prepared for the Ministry of Communications by a leading international consulting company, 012 Smile.Communications assume that the entry of a MVNO (a mobile virtual network operator) using the frequencies and antennas of an existing mobile operator will lead to increased competition in Israel. The entry of additional operators into the mobile sector may alter the balance that has prevailed among the cellular operators in recent years and increased competition will ultimately result in lower prices for consumers. The entry of additional mobile operators into this market may increase the competition among the companies in the sector and encourage them to provide more attractive offers to their customers.

        In addition, the Ministry of Communications recently announced its intention to increase competition in the cellular market by granting a cellular license to a new cellular operator in Israel. In May 2009, the Ministry of Communications appointed an integrated tender committee to perform a public tender for the allocation of new third generation frequencies for a new cellular operator and for the grant of a cellular license to a new cellular operator. 012 Smile.Communications is currently reviewing its possibilities with regard to such tender.

        The Ministry of Communications has also encouraged new entrants into the international telephony services sub-sector. Israel’s cellular operators are currently not licensed to provide international telephony services. If this situation were to change, competition would be further intensified and could require 012 Smile.Communications to lower its prices, grant incentives to customers, increase selling and marketing expenses and related customer acquisition costs and could also result in increased customer churn. These developments, could create a more formidable competitor offering bundled international telephony, broadband Internet access, data, local telephony and mobile services, which could harm 012 Smile.Communications’ competitive position.

        We expect other competitors, including companies that are not presently engaged in local and international telephony, will provide VoB services in the future, when they receive the appropriate licenses from the Ministry of Communications, which could adversely impact 012 Smile.Communications’ ability to increase its market share.

        In the future, 012 Smile.Communications may face additional competition from cellular operators in Israel, such as Cellcom, Partner and Pelephone, all of which have received ISP licenses, and from international ISPs. During December 2008 and January 2009, Partner entered into the ISP and VoB markets and launched its new portfolio of services which include ISP services, e-mail access, Wi-Fi, fixed telephony through VoB technology and web-based entertainment multimedia services.

        012 Smile.Communications also competes against established alternative voice communication providers, such as Skype (a service of eBay Inc.), which is not subject to licensing restrictions in Israel, as well as independent voice over Internet protocol, or VoIP, service providers that may choose to sacrifice revenue in order to gain market share and may offer their services at lower prices or for free. Such competitive environment could intensify price competition and limit 012 Smile.Communications’ ability to maintain or increase its market share of the local telephony market.

012 Smile.Communications’ hubbing services are subject to a high degree of volatility and any reduction in hubbing services customers could significantly reduce our revenues.

        The profitability of 012 Smile.Communications’ hubbing services business is driven by the needs of its customers whose demand for hubbing services is constantly fluctuating. In late 2007, 012 Smile.Communications reduced its hubbing services business because of its lower operating margin. As a result, its hubbing services business declined significantly beginning in the last fiscal quarter of 2007, and reached a stable level of quarterly revenues during 2008, which 012 Smile.Communications expects to maintain going forward. 012 Smile.Communications’ hubbing business might be subject to a certain degree of volatility and could result in fluctuations in 012 Smile.Communications’ reported revenues and net income on a quarterly basis.

012 Smile.Communications operates in a market which already exhibits maturity and high user penetration and it may have to offer price reductions and increase marketing efforts to attract and retain customers, which may have a negative impact on its profitability.

        The Israeli communications market is mature, with both traditional voice and broadband access being particularly competitive segments of the communications market. 012 Smile.Communications’ future revenues will depend significantly on its ability to retain existing customers, to sell those customers additional services, such as local telephony, to offer a wide range of enhanced communications services on an individual basis or as part of a bundle of multiple services, and to attract new customers from other providers. 012 Smile.Communications may not be successful in its efforts. In addition, the competitive market environment has required it in the past and may require it in the future to adopt an aggressive marketing policy in order to attract a greater number of customers, including reducing its rates. If adopted in the future, 012 Smile.Communications cannot be certain that this strategy will be successful. Price reductions caused by increased competition, as well as the expenses associated with the marketing efforts required to attract and retain customers, may have a negative impact on its profitability.

012 Smile.Communications may be subject to fines or face claims of being in violation of the Israeli Communications Law or in violation of the Ministry of Communications’ number portability plan, which could adversely affect 012 Smile.Communications profitability.

        As a result of an amendment to the Israeli Communications Law in March 2005, international, cellular and landline telephony operators were required to implement number portability by September 1, 2006. Number portability permits local telephony subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, none of the operators were able to implement number portability. On May 24, 2007, all of the cellular and landline telephony operators, including 012 Smile.Communications and its subsidiary, 012 Telecom, our landline telephony operator, were notified by the Ministry of Communications that failure to implement the number portability program constituted a continued violation of the Israeli Communications Law and the number portability plan published by the Ministry of Communications in August 2005. 012 Smile.Communications was notified that the Ministry of Communications was considering imposing fines of NIS 2,032,750 (approximately $535,650) and additional daily fines of NIS 6,450 ($1,700), beginning May 25, 2007. 012 Smile.Communications submitted its response to the notifications on July 5, 2007 and implemented number portability in December 2007. In November 2008, the Ministry of Communications asked 012 Smile.Communications to provide actual details with respect to the implementation dates of the number portability in its systems. To date, the Ministry of Communications has not imposed any fines.

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

        012 Smile.Communications’ VoB services are not the same as traditional telephony services. The quality of VoB service is dependent to a great measure on the quality of broadband access provided by Bezeq and HOT over which we have no control. Among the differences between 012 Smile.Communications’ VoB service and traditional voice services are:

—	If 012 Smile.Communications' customers experience a loss of power, their services will be interrupted;

—	012 Smile.Communications' VoB services will be interrupted if its customers experience interruption in broadband access; and

—	Depending on the quality of the broadband access provided to 012 Smile.Communications’ customers, they may experience lower call quality than that experienced over traditional fixed-line telephones, including static, echoes and delays in transmission.

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

If 012 Smile.Communications does not successfully continue to develop its brand, it may be unable to attract a sufficient number of customers to maintain or increase its market share or to recover its selling and marketing expenses, which could harm its future revenues or its ability to implement its growth strategy and its net income may be adversely affected.

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

012 Smile.Communications is dependent on certain suppliers and, if any of its arrangements with these suppliers are terminated, it may be unable to replace them on commercially reasonable terms or at all, which could increase its expenses and reduce its profitability.

        012 Smile.Communications relies on a number of third-party computer systems, networks and service providers, including local and international telephony and cable companies. All broadband Internet access by its customers is, and will continue to be, connected through the infrastructure of local access providers, Bezeq and HOT, and is dependent on the open access policy of the Ministry of Communications. At present, the Ministry of Communications does not permit HOT and Bezeq to charge for use of their infrastructure. If such restriction is deregulated, 012 Smile.Communications may incur substantial costs, which may adversely affect its profitability.

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

        Many of 012 Smile.Communications’ services are dependent on the submarine infrastructure made available by Med Nautilus, owned by Telecom Italia, which connects countries bordering the Mediterranean Sea to all major Western European countries and to the United States. Med Nautilus has an effective monopoly over the provision of international submarine services to the Israeli communications industry. Although prices in respect of maintenance and current capacity are agreed on a long term basis and 012 Smile.Communications’ contract with Med Nautilus sets out the prices to be paid by 012 Smile.Communications for additional capacity for approximately two years, Med Nautilus has the ability to raise prices without 012 Smile.Communications being able to seek an alternative supplier for additional capacity.

        Many of 012 Smile.Communications’ relationships with third party providers are terminable upon short notice. In addition, many of its third party suppliers and communications carriers sell or lease services to 012 Smile.Communications’ competitors and may be, or in the future may become, competitors themselves. If any of their arrangements with third parties is terminated, 012 Smile.Communications may not be able to replace them on commercially reasonable terms or at all, which could increase 012 Smile.Communications’ expenses and reduce its profitability.

012 Smile.Communications is exposed to risks relating to its network infrastructure and is dependent on services received from external suppliers. If the level of service received by 012 Smile.Communications from its external suppliers decreases, it may not be able to maintain the quality and breadth of its services, which could reduce its revenues and harm its operations.

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

        The communications services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. Each of these development efforts faces a number of continuing technological and operational challenges. 012 Smile.Communications believes that its success will depend on its ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. 012 Smile.Communications faces a number of difficulties and uncertainties associated with its reliance on future technological development, such as:

—	Other service providers may use more traditional and commercially proven means to deliver similar or alternative services or use more efficient, less expensive technologies;

—	Consumers may not subscribe for its services;

—	012 Smile.Communications may be unable to respond successfully to advances in competing technologies in a timely and cost-efficient manner;

—	012 Smile.Communications may lack the financial and operational resources necessary to enable migration toward mobile MVNO technology and the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

—	Existing, proposed or undeveloped technologies may render 012 Smile.Communications’existing or planned services less profitable or obsolete.

012 Smile.Communications’ systems and operations are vulnerable to damage or interruption, which could which could expose 012 Smile.Communications to material risk of loss or litigation and harm its reputation.

        012 Smile.Communications’ systems and operations are vulnerable to damage or interruption due to human error, natural disasters, power loss, communications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism and similar events. Any of these events could expose 012 Smile.Communications to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting 012 Smile.Communications’ systems is highly publicized, its reputation could be damaged and customer growth could decrease. While 012 Smile.Communications currently has partially redundant systems, it does not have full redundancy or alternative providers of hosting services. In addition, 012 Smile.Communications does not have a formal disaster recovery plan, and does not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

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

012 Smile.Communications’ VoB emergency calling service is different from the traditional emergency calling service and may expose 012 Smile.Communications to significant liability.

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

        If cash generated from 012 Smile.Communications’ operations is insufficient to meet its operating and strategic needs, it may need to raise additional funds in order to expand, develop new or enhanced services, or respond to competitive pressures. The availability of funds for future expansion and the development of new or enhanced services will depend on a number of factors, including 012 Smile.Communications’ operating performance, its ability to issue equity and market conditions. If 012 Smile.Communications raises additional funds by issuing equity or convertible debt securities, our holdings and those of its other shareholders will be diluted and our ownership percentage will be reduced. Furthermore, new securities could have rights, preferences and privileges senior to those of the ordinary shares that we hold. Additional financing may not be available to 012 Smile.Communications when and to the extent required or, if available, it may not be on acceptable terms.

Risks Related to Smile.Media

The scope of Smile.Media’s media activities and operations was reduced significantly in 2008, which could have an adverse effect on Smile.Media’s future financial results.

        During 2008, the scope of activity of our media division was significantly reduced when we terminated some of its substantial media activities. In July 2008, Smile.Media reached an agreement with Microsoft, according to which Microsoft purchased our interest in MSN Israel Ltd., one of our most recognized and trafficked websites, which generated a substantial part of Smile.Media’s revenues. In March 2009, Smile.Media also sold its interest in Yahala (an Arabic language portal). Such actions could have an adverse effect on Smile.Media’s operating results and on its ability to attract users and advertisers to its websites or to increase the generation of revenue from traffic on its websites. The reduction in activity could also harm our competitive position and increase the competition that Smile.Media faces in each aspect of its business.

Smile.Media faces significant competition from companies that provide eCommerce service , content, search services and advertising to Internet users and Internet service providers.

        Smile.Media faces significant competition in every aspect of its business, principally from Google, Walla Communications Ltd., Ynet, Tapuz and Nana10, which provide a variety of Internet content, eCommerce services and relevant advertising services. Some of Smile.Media’s competitors have longer operating histories and more established relationships with customers as well as more resources than it does. Smile.Media’s competitors can use their experience and resources in a variety of ways, including acquisitions, research and development and by competing more aggressively for advertisers and online publishers. Some of Smile.Media’s competitors may also have a greater ability to attract and retain users than it does because they operate larger Internet properties with a broader range of content, products and services.

        In addition, some of the portals and websites that Smile.Media competes with may be operated by other Internet service providers, or ISPs. Because users need to access the Internet through ISPs, users have direct relationships with these providers. If an ISP or a computer manufacturer or computing device manufacturer offers online services that compete with Smile.Media, the user may find it more convenient to use the services of the ISP or manufacturer. Also, because the ISP gathers information from the user in connection with the establishment of a billing relationship, the ISP may be more effective than Smile.Media in tailoring services and advertisements to the specific tastes of the user.

Smile.Media generates the majority of its revenue from eCommerce. Changes in general economic conditions may have an adverse effect on its eCommerce operational results.

        During 2008, we experienced a significant reduction in our on-line advertisement revenues, as we terminated some of our substantial media activities, including our prior MSN activity in July 2008. Since the termination of our MSN activity, Smile.Media has generated the majority of its revenue from eCommerce. For the years ended December 31, 2008, 2007 and 2006, Smile.Media generated approximately 55%, 30% and 23% of its total revenue, respectively, from eCommerce. Unfavorable changes in general economic conditions, such as a recession or prolonged economic slowdown, may reduce the demand for our products and otherwise adversely affect our sales. For example, economic forces, including general economic conditions, demographic trends, consumer confidence in the economy, changes in disposable consumer income and reductions in discretionary spending, may cause consumers to defer purchases of products offered on our eCommerce sites, which could adversely affect our revenue, gross margins and our overall financial condition and operating results.

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

Smile.Media generates a substantial part of its revenue from online advertising, and a reduction in spending by or loss of current or potential advertisers would cause Smile.Media’s revenue and operating results to decline.

        For the years ended December 31, 2008, 2007 and 2006, Smile.Media generated approximately, 45%, 70% and 77% of its total revenue, respectively, from online advertising. Smile.Media’s ability to continue to retain and grow its advertising revenue depends upon:

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

The recent global economic crisis may adversely affect our customers, which could directly impact our media business. Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

        The recent global economic crisis has caused disruptions and extreme volatility in global financial markets and increased rates of default and bankruptcy and has impacted levels of consumer spending, including consumers of our eCommerce websites. These macroeconomic developments could negatively affect our media business, operating results or financial condition. Current or potential customers, such as advertisers, may delay or decrease spending on our products and services, or may not pay us or may delay payment for previously purchased products and services. If consumer spending continues to decrease, it may result in fewer clicks on our advertisers’ advertisements displayed on our websites.

        eCommerce consumers are sensitive to personal and business discretionary spending levels and their spending tends to decline or grow at a slower rate during economic downturns. The downturn of domestic and global economies has increased unemployment and reduced the financial capacity of eCommerce consumers, which has caused a reduction in spending on the products and services we provide. The continuation or further deterioration of domestic and global economic conditions could adversely affect our businesses and financial performance.

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

        Most of Smile.Media’s Internet properties license much of the content on their properties from third parties. Such content may require substantial payments to third parties from whom Smile.Media’s Internet properties license or acquire such content. Smile.Media’s ability to maintain and build relationships with third-party content providers will be critical to its success. In addition, as new methods for accessing the Internet become available, including through mobile devices, Smile.Media may need to enter into amended content agreements with existing third-party content providers to cover the new devices. Also, to the extent that Smile.Media develops content of its own, current and potential third-party content providers may view such services as competitive with their own, and this may adversely affect their willingness to license their content to Smile.Media or to its Internet properties. Smile.Media may be unable to enter into new, or preserve existing, relationships with the third parties whose content is sought. In addition, as competition for compelling content increases both domestically and internationally, Smile.Media’s content providers may increase the prices at which they offer their content to it, and potential content providers may not offer their content on agreeable terms. Further, many of Smile.Media’s content licenses with third parties are non-exclusive. Accordingly, other websites and other media, such as radio or television, may be able to offer similar or identical content.

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

        Smile.Media hosts a wide variety of services that enable individuals and businesses to exchange information, generate content, advertise products and services, conduct business and engage in various online activities on an international basis. The law relating to the liability of providers of these online services for the activities of their users is currently unsettled both within Israel and internationally. Claims may be brought against Smile.Media for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud or other theories based on the nature and content of information that it provides links to, that may be posted online or generated by its users, or with respect to auctioned materials. Smile.Media is susceptible to claims arising from its websites that are geared to other cultures and are in other languages that it cannot easily review or may have difficulty in fully understanding. Smile.Media’s defense of any such actions could be costly and involve significant time and attention of its management and other resources. Smile.Media generally does not exercise editorial control over the content appearing on websites that its users may be directed to from Smile.Media’s websites and may be subject to claims that it has not exercised sufficient control over such content. In the event that Smile.Media is found to be responsible for any such liability or required to pay for any damages resulting from any such responsibility, its business may be adversely affected.

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

        Local and international laws and regulations may govern the collection, use, sharing and security of data that Smile.Media receives from its users and partners. In addition, Smile.Media posts on its websites its own privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by Smile.Media to comply with its posted privacy policies or with any data-related consent orders, local, state or international privacy-related laws and regulations could result in proceedings or actions against it by governmental entities or others, which could potentially have an adverse effect on its business.

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

        The Israeli parliament recently approved an amendment to the Israeli Communications Laws regarding junk mail, which, among other provisions, requires a subscriber’s explicit permission to receive advertising by means of electronic mail, facsimile, automatic dialing systems and SMS. The amendment could reduce our advertisement traffic, including advertisements for products offered by our eCommerce sites, and may adversely affect our revenue, gross margins, and our overall financial condition and operating results.

Risks Related to Our Relationship with Eurocom Communications Ltd.

Because Eurocom Communications Ltd. controls the majority of the voting power of our ordinary shares, investors will not be able to affect the outcome of any shareholder vote.

        Eurocom Communications Ltd, or Eurocom Communications, owned 69.79% of our outstanding shares as of June 22, 2009. Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of our parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, is able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

        For as long as Eurocom Communications and Mr. Elovitch indirectly have a controlling interest in our shares, they will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Eurocom Communications and Mr. Elovitch have a controlling interest in our company, they will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except outside directors), prevent an acquisition or any other change in control of us. Because the interests of Mr. Elovitch may differ from the interests of our other shareholders, actions taken by him with respect to us may not be favorable to our other shareholders. See Item 10B. “Additional Information – Memorandum and Articles of Association” and Item 7B. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

Conflicts of interest may arise between Eurocom Communications, other companies within the Eurocom group and us that could be resolved in a manner unfavorable to us and result in reduced revenues and income.

        Conflicts of interest may arise between Eurocom Communications and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest between Eurocom Communications and us could arise include, but are not limited to, the following:

—	Loss of opportunities. Our relationship with Eurocom Communications may eliminate or reduce some opportunities for revenue growth. Eurocom Communications or its affiliates could, to the extent permitted by law, prevent us from entering into commercial relationships with third parties, such as its competitors. Additionally, competitors of Eurocom Communications may choose not to enter into commercial relationships with us because of our close relationship with Eurocom Communications and its affiliates. Affiliates of Eurocom Communications include YES, Partner Communications Company Ltd., or Partner, a major cellular operator, and Eurocom Cellular Communications Ltd., a distributor and official representative of Nokia in Israel, and a major supplier of Partner and Cellcom Israel Ltd.

—	Cross officerships, directorships and share ownership. The ownership interests of Eurocom Communications in our ordinary shares could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to the nature, quality and cost of services rendered to us by Eurocom Communications, disagreements over the desirability of a potential acquisition opportunity or employee retention or recruiting. In addition, Eurocom Communications may take an opportunity for itself or preclude us from taking advantage of a corporate opportunity; and

—	Intercompany transactions. From time to time, Eurocom Communications or other companies within the Eurocom group may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of our independent directors or a committee of disinterested directors, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties.

Risks Related to Our Ordinary Shares

Our share price has been volatile and may decline in the future.

        The market price of our ordinary shares has been subject to significant price movements and could be subject to wide fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	global economic conditions;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	regulatory changes that impact competition in our markets;

—	changes in market valuations of other communications companies;

—	announcements of technological innovations or new services by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	future sales of our ordinary shares; and

—	stock market price and volume fluctuations.

        Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

Future sales or distributions of our ordinary shares by Eurocom Communications could depress the market price for our ordinary shares.

        Eurocom Communications may sell a portion of our ordinary shares that it owns, including pursuant to demand registration rights described elsewhere in this annual report, or distribute those shares to its shareholders. Sales or distributions by Eurocom Communications of substantial amounts of our ordinary shares in the public market or to its shareholders could adversely affect prevailing market prices for our ordinary shares. Eurocom Communications is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any of our ordinary shares. Consequently, we cannot assure you that Eurocom Communications will maintain its ownership of our ordinary shares.

We have never paid cash dividends to our shareholders and have not adopted a dividend distribution policy.

        We have never declared or paid cash dividends on our ordinary shares and have not adopted a dividend distribution policy. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investments.

We may in the future be classified as a passive foreign investment company, which will subject our U.S. investors to adverse tax rules.

        Holders of our ordinary shares who are United States residents face income tax risks. There is a risk that we will be treated as a “passive foreign investment company.” Our treatment as a passive foreign investment company could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” Those holders of shares in a passive foreign investment company who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. In particular, any dividends paid by us would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders. If we are classified in the future as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

        We and our subsidiaries are incorporated, based in and currently derive substantially all of our revenues from markets within, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

        Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2008 and the beginning of 2009. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups, including extensive hostilities along Israel’s border with the Gaza Strip since June 2007. Repeated attacks by Hamas, including missile strikes against Israeli population centers, led to an armed conflict between Israel and Hamas during December 2008 and January 2009. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations.

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

012 Smile.Communications may be restricted in the conduct of its operations during periods of national emergency, which could negatively affect our business operations.

        During periods of national emergency, the Minister of Communications and other Israeli governmental authorities may issue various instructions regarding the use of 012 Smile.Communications’ network, including the use of the network by the Israeli security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces. These actions could adversely affect our business operations.

Our operating results may be adversely affected by significant fluctuations of the NIS against foreign currencies.

        Most of our revenues are denominated in NIS. Our purchases of international bandwidth and other international transactions are primarily denominated in U.S. dollars, and most of our communications and advertising costs are in U.S. dollars. We also have U.S. dollar denominated liabilities (such as rights of use-leasing obligations for our international lines). As a result, fluctuations in rates of exchange between NIS and the U.S. dollar may affect our operating results and financial condition. If we expand our business into other countries, our revenue and expenses may be in other currencies. Because all foreign currencies do not fluctuate in the same manner, we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

        Furthermore, a substantial depreciation of the NIS in relation to the U.S. dollar could substantially increase the cost of our services to Israelis, who pay us in NIS, and may result in subscriber cancellations and a reduction in Internet use and eCommerce in Israel.

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

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who, under our articles of association, has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as provisions establishing a classified board. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. For additional discussion about some anti-takeover effects of Israeli law, see “Item 6C. Directors, Senior Management and Employees –Board Practices – Approval of Related Party Transactions Under Israeli Law” and Item 10E. “Taxation -Israeli Tax Considerations.” These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

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

        We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd. In June 1999 we changed our name to Internet Gold – Golden Lines Ltd. We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 1 Alexander Yanai Street, Petach Tikva, Israel, and our telephone number is 972-72-2003-848. Our address on the Internet is www.smile.net.il and we also maintain an investor information site at www.igld.com. The information on our websites is not incorporated by reference into this annual report on Form 20-F.

        We are a leading communications and interactive media group in Israel with two principal operating activities. Our company’s subsidiaries are 012 Smile.Communications Ltd. and Smile.Media Ltd.

        Our principal subsidiary, 012 Smile.Communications, is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. 012 Smile.Communications’ broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. 012 Smile.Communications’ traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications offers its services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through our integrated multipurpose network, that allows us to provide services to almost all of the homes and businesses in Israel.

        Smile.Media is a diversified Internet media company in Israel As of December 31, 2008, Smile.Media had 10 Internet properties in its network, consisting of eCommerce websites and online content websites.

        We began providing Internet access services in 1996, and began offering broadband services in 2001 and traditional voice services in 2004. As part of our internal restructuring in 2006, we transferred our broadband and traditional voice services businesses to 012 Smile.Communications, and our media operations to Smile.Media.

        On December 31, 2006, 012 Smile.Communications acquired one of its principal competitors, 012 Golden Lines and merged it into Smile.Communications forming 012 Smile.Communications. Primarily as a result of this acquisition, 012 Smile.Communications is now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. Since the acquisition, 012 Smile.Communications has been granted a license to provide VoB local telephony services on a commercial basis without any limitation on the number of subscribers.

        Since 012 Smile.Communications’ initial public offering in October 2007, its ordinary shares have been listed on the NASDAQ Global Market (symbol:SMLC) and on the TASE. We currently own 74.79% of the ordinary shares of 012 Smile.Communications.

        In July 2008, Smile.Media Ltd. reached an agreement with Microsoft, according to which Microsoft purchased our interest in MSN Israel Ltd., which substantially decreased the scope of our media business. In March 2009, Smile.Media reached an agreement according to which it sold its interest in Yahala, an Arabic language portal.

        We face competition in all segments of our operations. We believe we maintain our competitive position based on the quality of our services and competitiveness of our pricing.

        Our capital expenditures totaled NIS 59.1 million ($15.5 million), in the year ended December 31, 2008, (not including the purchase of rights of use of international fiber optic lines) NIS 61.7 million, in the year ended December 31, 2007, (not including the purchase of rights of use of international fiber optic lines) and NIS 33.3 million in the year ended December 31, 2006 (not including our acquisition of 012 Golden Lines and the purchase of rights of use of international fiber optic lines).

        Of the NIS 59.1 million of capital expenditures in 2008, NIS 47 million ($12.4 million), was invested in network equipment and computers, NIS 1 million ($263,000 ) was invested in furniture and office equipment and NIS 4.8 million ($1.3 million), was invested in leasehold improvements.

        During 2009, we and our subsidiaries expect to incur capital expenditures of about NIS 60.5 million (approximately $15.9 million) (not including the purchase of rights of use of the international fiber optic lines), mostly for network equipment and computers.

B.	BUSINESS OVERVIEW

Overview

        We are a leading communications and interactive media group in Israel with two principal operating activities. Our company’s subsidiaries are 012 Smile.Communications Ltd. and Smile.Media Ltd.

        012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. 012 Smile.Communications’ broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband, or VoB, and a WiFi network of hotspots across Israel. 012 Smile.Communications’ traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. As a growth-oriented company, 012 Smile.Communications continually focuses on introducing new broadband services that allow it to expand its penetration into the communication market segments in which it currently operates, as well as access new market segments such as the large Israeli local telephony and mobile markets. 012 Smile.Communications has frequently been a leader in introducing new, innovative services and is the first company in Israel to provide VoB services.

        012 Smile.Communications was also one of the first telecommunications operators to be granted a license to conduct a marketing experiment that will examine the provision of domestic telephony services using the innovative VoB over a cellular packet network, or VoBoC, technology. Recently, 012 Smile.Communications applied to the Ministry of Communications for a full mobile virtual network operator, or MVNO, license according to draft guidelines published by the Ministry of Communications.

        012 Smile.Communications offers its services to residential and business customers, as well as to Israeli cellular operators and international communication services providers, or carriers, through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel. As of December 31, 2008, 012 Smile.Communications estimates that its market share of the international telephony market was 33% based on the number of incoming and outgoing international telephony minutes in Israel. 012 Smile.Communications estimates that its market share of the broadband Internet access market as of December 31, 2008 was 32%- 33% based on our broadband market analysis. As of December 31, 2008, we provided services to approximately one million registered household customers and approximately 80 thousand registered business customers. Our enterprise customer base consists of many of Israel’s leading companies, including 62 of the 100 largest companies in Israel (as determined by Dun & Bradstreet), which includes the two largest Israeli banks and the Government of Israel.

        Smile.Media is a diversified Internet media company in Israel and its Internet properties are highly recognized in Israel. As of December 31, 2008, Smile.Media had 10 Internet properties in its network, consisting of eCommerce and online content websites.

Our Strategy

        We are committed to our long-term goal of enhancing our position as a leading communications and media company in Israel and believe that there are significant opportunities to continue to grow our principal businesses through our subsidiaries.

Growth Strategy for 012 Smile.Communications

        We believe that there are significant opportunities for 012 Smile.Communications to continue to grow its business. The sources of potential growth include 012 Smile.Communications’ ability to (i) increase its average revenue per user, or ARPU, from existing customers by providing cross-selling services and upgrading bandwidth, (ii) attract new customers by offering advanced services based on new technologies and cost-effective bundled services and (iii) leverage its network to offer new services, such as cellular services under a MVNO license. 012 Smile.Communications’ growth strategy is to:

—	Maximize customer satisfaction, retention and growth. We believe that the key factors contributing to customer satisfaction are network performance, reliability and availability of services, customer service and technical support and the range and quality of our services. 012 Smile.Communications will continue to focus on its strong commitment to customer satisfaction to keep churn rates low and achieve customer growth through customer referrals.

—	Increase penetration and cross-selling of services to existing customer base. 012 Smile.Communications intends to leverage its large residential and business customer base of broadband data and traditional voice customers and its strong brand recognition to increase its ARPU by cross-selling its existing services, including broadband Internet access, traditional voice and VoB local telephony. We believe that bundling attracts new customers, adds value for current customers and increases the share of our customers’ expenditures on communications services and significantly increases customer retention.

—	Expand penetration into the local telephony market. 012 Smile.Communications intends to leverage its receipt of a commercial license to offer VoB services, and to continue to increase the number of its local telephony customers and achieve a greater share of the local telephony market. We believe that 012 Smile.Communications’ VoB services provide an innovative and complementary service for new customers and for its existing customer base of over 1,119,000 households and businesses. 012 Smile.Communications’ VoB services allow it to cost-effectively expand its penetration into the large local telephony market with a versatile, feature-rich, low cost service that can be bundled with other services that its offers its customers.

—	Utilize advanced technologies to expand 012 Smile.Communications’ services and enter new markets. 012 Smile.Communications is continually broadening its service offerings by leveraging advanced technologies, specifically VoB and wireless solutions. 012 Smile.Communications also applied to the Ministry of Communications for a license to provide MVNO services and will also consider expanding its service offerings to include Internet protocol television, or IPTV, services.

—	Selectively pursue growth opportunities. In addition to adding customers through its sales and marketing efforts, 012 Smile.Communications plans to pursue growth opportunities through acquisitions or strategic alliances that will increase its customer base, allow it to take advantage of the unused capacity of its network, enhance its ability to sell and deliver value-added services and add revenues with minimal incremental costs. There are no current plans, proposals or arrangements with respect to any such acquisition.

Growth Strategy for Smile.Media

        Smile.Media strives to offer a diverse and comprehensive range of Internet offerings in the markets it serves and seeks to develop new properties and acquire, improve and increase revenue generation from existing underdeveloped properties, by implementing the following strategies:

—	Increase revenue from Smile.Media’s existing properties. Smile.Media intends to increase its current user traffic and page views by offering more compelling content, increased functionality and additional services, such as community websites, social networking and user-generated content. Another opportunity to leverage its existing content and expand its advertising inventory comes through the extension of such content onto mobile platforms, adding to those currently offered by Tipo, Seret and Vgames. Smile.Media also intends to continue to increase the advertising yield and transaction conversion rates of its existing Internet properties. We believe that improving the experience for users, advertisers, merchants and content providers, as well as expanding and enhancing its marketing initiatives to these groups, will enable Smile.Media to increase its market share.

—	Leverage Smile.Media’s experience in identifying, acquiring and improving the financial performance of Internet properties. Smile.Media has experience in defining areas of demographic interest, identifying selective underperforming Internet properties, acquiring them and improving their financial performance. During the last four years, Smile.Media acquired controlling interests in seven Internet properties and was able to realize cross-selling synergies and improve their operational results. We believe that similar Internet properties exist that might benefit from Smile.Media’s brand recognition, management experience and economies of scale and that Smile.Media could turn them into performing assets under its network.

—	Leverage Smile.Media’s demographic know-how to establish community based portals. We believe that Smile.Media’s extensive understanding of different consumer groups, cultures and characteristic of some of the ethnic user groups serves to enable Smile.Media to facilitate online communities. A virtual community or online community is a group of people that primarily or initially communicate or interact via the Internet, rather than face to face using portals or Internet-based social networks. We believe that this form of socio-technical behavior will provide significant advertising and eCommerce revenue opportunities as the proliferation of Internet-based social networks increases.

—	Pursue direct advertising relationships. Smile.Media plans to pursue more direct relationships with advertisers. In the year ended December 31, 2008, approximately 37% of its advertising revenues were derived from businesses to which Smile.Media directly sold advertising on its properties and the remaining revenue was derived from advertising agencies. Smile.Media intends to expand its direct sales force and provide incentives for them to focus on building more direct advertiser relationships. We believe that selling directly to more advertisers will reduce Smile.Media’s commissions and increase its margins, while improving its relationships and ability to cross-sell.

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

        An additional factor behind the industry’s growth is the Israeli population, who we believe generally tends to adopt new technology more quickly than other populations

Regulatory Changes

        Israel traditionally had one telecom provider, the state-owned monopoly, Bezeq, which provided fixed-line services as well as cellular communications and international communications services. In 1994, the Israeli government began to break apart this monopoly and Bezeq was obligated to transfer parts of its operations, which were expected to be subject to competition, to independent subsidiaries. Although the Israeli communications industry continues to be highly regulated and participants must operate under license restrictions and conditional permissions, the rules are designed to reduce barriers to entry and make the market more competitive.

        In 1994, the Israeli government opened the cellular market for competition. In December 1994, Cellcom began operations in competition with Bezeq’s cellular subsidiary, Pelephone Communications Ltd. In 1998, a third cellular operator, Partner, began operations and in 2001, a fourth license was granted to MIRS.

        In 1996, the international telephony market was opened to competition and in 2004, the Israeli government opened the international market to additional licensees while continuing to preclude the cellular operators from offering international telephony services.

        In furtherance of the Israeli government’s decision to open the domestic fixed-line communications sector to competition, the Ministry of Communications has issued several special licenses for the provision of transmission services beginning in 2000.

        The Ministry of Communications granted HOT a license in 2000 for the provision of broadband access services to ISPs, which was replaced with a license to provide fixed-line domestic services, including telephony, data communications, transmissions and infrastructure and access to Internet provides in nationwide deployment.

        The Ministry of Communications’ policy requires Bezeq and HOT to provide ISPs with “open access” to their infrastructure. Since 2005, the Ministry of Communications has granted several general licenses for the provision of fixed-line domestic services without a geographical deployment or universal service obligations. The Ministry of Communications has also issued a number of limited experimental marketing VoB licenses. In 2005, the government privatized Bezeq, further opening the market by allowing full competition in the fixed-line telephony market and issuing domestic fixed-line, or DFL, licenses to other market participants.

        On January 31, 2007, the Ministry of Communications published its regulatory guidelines regarding regulation of VoB services. The main points of the guidelines are as follows: Bezeq, or any of its subsidiaries, may not provide VoB services until such time as Bezeq’s market share in the fixed-line telephony market falls below 85% in either the residential or business sub-sector at which time Bezeq may seek permission from the Ministry of Communications to provide VoB services to that sub-sector. In February 2009, the Ministry of Communications granted a VoB service operation license to B.I.P. Communication Solutions, a subsidiary of Bezeq International, after Bezeq’s market share of the domestic residential telephony market fell below 85%. The license will enable Bezeq International to deliver VoB telephony services over broadband (VoB) to residential customers. At such time as Bezeq’s market share of the business sector of the domestic telephony market goes below 85%, Bezeq International will also be able to provide this service to business clients. According to publications issued by Bezeq International, it intends to launch VoB telephony services soon and will target subscribers of its international telephony services and Internet services.

        In December 2007, the Ministry of Communications’ number portability program became effective. Pursuant to such program, all Israeli telecommunications operators are required to enable customer to retain their existing telephone numbers when switching to different providers.

        In January 2009, the Ministry of Communications prepared a draft “license for the provision of mobile telephony services involving the use of a mobile telephony network of another company,” and established the principal conditions and requirements to apply for a MVNO license. The Ministry of Communications has invited potential entrepreneurs, licensees, vendors, experts on economics, technology, law and communications, consumer organizations, user and operator unions, other relevant parties as well as the general public, to present their positions on the license draft and its conditions and requirements. 012 Smile.Communications has applied to the Ministry of Communications for a full MVNO license according to the principles it established although the final regulatory framework for the grant of such a license has not yet been established.

        Based on the experience of operators in other countries and according to the conclusions of the report prepared for the Ministry of Communications by a leading international consulting company, 012 Smile.Communications assumes that the entry of a MVNO using the frequencies and antennas of an existing mobile operator will lead to increased competition in Israel. 012 Smile.Communications believes that the entry of additional operators into the mobile sector will alter the balance that has prevailed among the cellular operators in recent years and that increased competition will ultimately result in lower prices for consumers. 012 Smile.Communications also believes that the entry of additional mobile operators into this market, along with the existing number mobility, will increase the competition among the companies in the sector and will encourage them to provide more attractive offers to their customers.

        In March 2008, the Gronau Committee, which was appointed by the Ministry of Communications to consider and recommend the best means to promote further sustainable competition in the Israeli communication market, issued its recommendations to the Minister of Communications. The Gronau Committee’s recommendations call for several structural changes within the communications markets, including local loop unbundling, or LLU, of Bezeq’s infrastructure, which, if accepted and implemented, would allow 012 Smile.Communications to compete in the MVNO and IPTV sectors and improve 012 Smile.Communications’ competitive position in the VoB business market, while worsening 012 Smile.Communications’ position in other segments, by allowing the cellular operators in Israel to compete in the traditional long distance telephony market.

        In January 2009, the Ministry of Communications granted 012 Smile.Communications a special license to conduct a marketing experiment that will examine the provision of domestic telephony services using the innovative VoB over cellular packet data, or VoBoC technology. In this technology, telephony services are provided using IP protocol over the data network of a mobile operator. Participants in this experiment, owners of a compatible mobile device, will make calls using the softphone software that will be installed on their devices by the licensee for the duration of the experiment. The purpose of the experiment is to examine implementation capabilities as well as operational and marketing models involved with VoBoC service provision. According to a publication issued by the Ministry of Communications, the experiment’s results should assist the Ministry of Communications in planning its policy regarding VoBoC service in the mobile sector. This policy is complementary to the VoB policy in the fixed sector, which has enabled telecom operators to offer IP telephony services over the broadband (ADSL and cable) access networks of Bezeq and HOT, the two domestic fixed network-owner operators.

        An amendment to the Israeli Consumer Protection Law regarding fixed term transactions went into effect as of January 2009. The amendment requires dealers to inform consumers of the date of termination of fixed-term transactions prior to the date of termination, and of the conditions that will apply after the termination. In addition, dealers will be required to obtain the affirmative consent of the consumer to continue the contract beyond the fixed-term. If affirmative consent is not obtained, the consumer will be disconnected from the service, other than with respect to basic telephone services as defined in the Israeli Communications Law. As of January 2009 another amendment to the Israeli Consumer Protection Law went into effect allowing a private subscriber to disconnect from an ongoing service by providing notice by mail, electronic mail or telephone. In September 2008 another amendment to the Israeli Consumer Protection Law went into effect, which imposes in certain circumstances, fines if a technician is late for a service appointment. An additional amendment to the Israeli Communication Law went into effect in December 2008, that requires, among other provisions, as a general rule, a subscriber’s explicit permission to receive advertising by means of electronic mail, facsimile, automatic dialing systems and SMS text messaging. 012 Smile.Communications is implementing procedures to comply with these amendments.

Market

        The Israeli communications market today is dominated by three main groups: Eurocom, our controlling shareholder, The IDB Group and the Bezeq Group, each having interests in the main communications sub-sectors. Of the three groups, Eurocom Communications is the only group that does not have a major interest in a cellular operator.

        ISP market. The three largest ISPs in Israel are 012 Smile.Communications, Netvision 013 Barak (a company owned by The IDB Group) and Bezeq International (a company owned by Bezeq). We believe that collectively, we, along with Netvision 013 Barak and Bezeq International control substantially all of the Israeli broadband Internet access market.

        International long distance market. The international long distance, or ILD, market in Israel is also highly competitive. This market was historically dominated by 012 Golden Lines, which we acquired in December 2006, Bezeq International and 013 Barak. In 2004, the Ministry of Communications further deregulated the market by issuing ILD licenses to Internet Gold, Xfone and Netvision. As a result of our acquisition of 012 Golden Lines, and Netvision’s acquisition of 013 Barak, there are currently three dominant competitors in the market, us, Netvision 013 Barak and Bezeq International. The fourth competitor, Xfone, has a minor share of the market.

        Fixed-line communications market. According to a publication issued by the Ministry of Communications in May 2009, Bezeq, which traditionally controlled the fixed-line communications market, controlled approximately 80.7% of the residential fixed-line communications market and 86.6% of the business fixed-line communications market as of November, 2008. Additionally, commencing from November 2008, the Ministry of Communications also measured the market share using a new format recommended by the Gronau Committee, which provides that regular lines and traffic lines must be measured separately. In accordance with the new measuring system, Bezeq’s market share based on normative income is 79.2% for regular lines and 81.2% for traffic lines. In 2001, the Ministry of Communications issued us a point-to-point fixed-line special license for data services. In 2003, the Ministry of Communications issued a DFL license to HOT on the condition that it builds out a national infrastructure within three years and provide its services on a universal basis. In December 2005, our wholly owned subsidiary, 012 Telecom, was granted a DFL license (which superseded our point-to-point fixed-line special license for data services) without the universal service and autonomous infrastructure obligations. Similar licenses have been issued to Globalcall and Cellcom, both subsidiaries of IDB Group and Partner, which is a major cellular operator that is not affiliated with any of the three main telecom groups. Due to the fact that Bezeq’s market share fell below 85% in the residential market the Ministry of Communications will likely allow the Bezeq group to bundle services.

        According to the policy of the Ministry of Communications, once Bezeq’s market share of domestic fixed-line telephony in a particular customer segment (business or private) falls below 85%, Bezeq’s license will be amended so as to enable it to submit an application for the Minister of Communications’ approval to market a basket of services (including broadcast services) in that customer segment, which includes telecommunications services provided by Bezeq and by a subsidiary. The Minister of Communications’ approval to market a basket of services will be granted based on the status of competition in the area of telecommunications or broadcasts and will be subject to several conditions set forth in the policy.

        Accordingly, Bezeq applied to the Ministry of Communications to begin providing bundled services, which could potentially include local and international telephony, broadband Internet access, Internet service provider, or ISP, services, cellular services and multi-channel TV.

        On July 3, 2008, Bezeq received a draft amendment of its license and the licenses of its subsidiary companies, Pelephone, Bezeq International and D.B.S. Satellite Services (1998) Ltd. regarding the marketing of joint service packages. In July 2008, Bezeq submitted its position to the Ministry of Communications, stating that the amendment of the licenses represents an intensification of regulation in comparison to the policy document of the Minister of Communications dated March 31, 2004, which is supposed to reflect relief for Bezeq, and it would be appropriate to allow a model for marketing of joint packages of services that represents relief for Bezeq now that its market share has decreased below 85%, together with ministerial supervision using more moderate measures than those proposed in the draft amendment to the license. On January 22, 2009, draft amendments to the general licenses of Bezeq and its subsidiaries were submitted to the companies and published on the website of the Ministry of Communications. The amendments addressed the approval for marketing of the joint packages. On February 8, 2009, Bezeq submitted its position, stating that its material remarks were not reflected in the draft, without explanation. Bezeq requested material amendments to the first draft amendment.

        The Ministry of Communications is presently conducting several hearings that may lead to additional amendments to Bezeq and its subsidiaries’ licenses that will allow them to offer such bundled services. In the event the Ministry of Communications allows the Bezeq group to bundle services, this may increase Bezeq’s competitive position in the communications market and increase its direct competition with us, in a manner that may materially and adversely affect our results of operations.

        Cellular services. There are four companies presently providing cellular service in Israel: Cellcom, a subsidiary of The IDB Group, Partner (a company controlled by Hutchison Whampoa), Pelephone, a wholly-owned subsidiary of Bezeq, and MIRS Communications Ltd., a wholly-owned subsidiary of Motorola.

        The Ministry of Communications has encouraged competition in the communications market by imposing restrictions and limitations on Bezeq and its subsidiaries, including:

—	a prohibition on the abuse of its monopoly power and dominant position;

—	an obligation to maintain complete structural separation between Bezeq and its subsidiaries pertaining to corporate structure and management systems, including finance, marketing, manpower, assets and data;

—	supervision of most of Bezeq's tariffs; and

—	an obligation to provide “open access” infrastructure services to other licensees on an equal, non-discriminatory basis and a prohibition on granting its subsidiaries advantageous terms when providing such services.

        The Ministry of Communications has also supported competition by:

—	separating infrastructure and service providers;

—	granting new licenses and encouraging new and innovative technologies such as VoB; and

—	mandating number portability.

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

Broadband Services

        As of December 31, 2008, 012 Smile.Communications had over 521,000 active residential, business and carrier customers for its broadband services, including many of the largest companies in Israel, the Government of Israel and the two largest Israeli banks.

Access and Value-Added Services

        012 Smile.Communications is one of Israel’s three leading ISPs providing high speed broadband access to the Internet via ADSL and cable networks. 012 Smile.Communications estimates that its market share of the broadband Internet access market as of December 31, 2008 was 32% to 33% based on its broadband market analysis. 012 Smile.Communications offers high-speed continuous access connections employing digital leased lines at various bandwidths to meet customer needs. 012 Smile.Communications offers broadband access at speeds of up to 10 Megabits per second. In addition to Internet access, 012 Smile.Communications offers a diverse suite of value-added services that are incremental to its core Internet access service. 012 Smile.Communications’ value-added services are focused on enhancing customers’ Internet experience by providing additional features and applications and by increasing access security. 012 Smile.Communications’ value-added services help retain and strengthen its relationship with its customers.

Residential Customers

        012 Smile.Communications provides a suite of value-added services, to residential Internet access customers, including:

—	e-mail,	—	global remote access,
—	wireless and wired home networking,	—	security services, including firewall and intrusion prevention, attack prevention, anti-virus, anti-spam,
—	unified messaging,	—	parental content filtering, and
—	on-line backup,	—	content services.

Business Customers

        012 Smile.Communications provides business Internet access customers with a suite of value-added services, including:

—	various security services, such as firewall and intrusion prevention, attack prevention, anti-virus, anti-spam, content filtering,	—	virtual private network, or VPN services,
	secure socket layer communications protocol providing end-point authentication,	—	e-mail, including single, multiple and large mailboxes and domains,
—	on-line backup,	—	IP roaming, and
—	unified messaging, networking,	—	wireless and wired links.

Specialized data services

        Specialized data services are provided to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. The fee structure for these services depends on three main factors: volume of capacity, distance and the type of technology used. Most services are provided under one to two year contracts. These services are provided using a variety of technological solutions, including:

—	International private line communication, or leased line, allows customers to purchase bandwidth point to point for exclusive use. Leased lines are based on E1 (2 Megabits per second), T1 (1.5 Megabits per second), DS-3 (45 Megabits per second), STM-1 (155 Megabits per second) and STM-4 (625 Megabits per second) transmission volume;

—	Ethernet over Synchronous Digital Hierarchy, or SDH, allows customers to connect to sites around the globe with a private LAN connection. Speed rates range from 2 Megabits per second up to 625 Megabits per second. Since SDH networks have bandwidth guarantees, the connection is suitable for video, voice and data information;

—	Asynchronous transfer mode, or ATM, connections offer four different quality of service levels, and speed rates up to DS-3 (45 Megabits per second), which is suitable for video, voice and data information;

—	Frame Relay connections based on the ATM backbone offer speed rates up to E1 (2 Megabits per second) for voice and data information; and

—	Multi protocol label switching, or MPLS, offers four different qualities of service levels. MPLS also enables us to offer performance levels, efficient network management, traffic engineering and VPN services.

VoB Services

        As of December 31, 2008, 012 Telecom had over 90,000 VoB local telephony lines.

        012 Telecom’s VoB local telephony customers can make and receive calls using a standard telephone plugged into a specialized VoB unit that can be used almost anywhere a reliable broadband Internet connection is available. 012 Telecom transmits these calls using VoIP technology, which converts voice signals into digital data packets for transmission over the Internet and provide its service by using its customers’ existing broadband Internet connections. We believe that 012 Telecom’s VoB service can be a replacement for or a complementary alternative to fixed-line telephony services, allowing us to cost-effectively enter the Israeli local telephony market with a product that can be bundled with the other services offered by 012 Smile.Communications.

PRI Services

        012 Smile.Communications began offering primary rate interface, or PRI, services to business customers in December 2005. This service, which offers high quality point-to-point PRI ISDN communications lines, over which up to 30 calls can be transferred simultaneously, is primarily used by large corporate customers, including some of Israel’s largest corporations. 012 Smile.Communications offers this service through 012 Telecom Ltd. in accordance with a license issued by the Ministry of Communications.

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

MVNO

        A MVNO is a cellular operator that does not own its own spectrum and usually does not have its own radio network infrastructure. Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network in order to service the MVNO’s customers. In August 2007 and again in August 2008, the Israeli Government instructed the Ministry of Communications to take all measures necessary to allow any MVNO wishing to provide cellular services to the public using the network of a cellular operator to do so. The 2008 resolution instructed the Ministry of Communications to enact the necessary regulations by April 1, 2009. A proposed amendment to the Israeli Communication Law relating to MVNOs was included in the Economic Policy bill for 2009, which awaits adoption by the Israeli Parliament. The proposal includes a provision that in the event that a MVNO and the cellular operator do not reach an agreement as to the provision of service by means of MVNO within six months from the date the MVNO first approached the cellular operator, and if the Ministry of Communications, together with the Ministry of Commerce, determine that the failure to reach agreement is due to unreasonable conditions imposed by the cellular operator, the Ministries may use their authority to instruct the cellular operator to provide such services.

        In January 2009, the Ministry of Communications prepared draft guidelines incorporating the main conditions and requirements necessary to apply for a MVNO license. The Ministry of Communications has invited potential entrepreneurs, licensees, vendors, experts on economics, technology, law and communications, consumer organizations, user and operator unions, other relevant parties as well as the general public, to present their positions on the license draft and its conditions and requirements. Among other matters, the hearing process will deal with MVNO implementation pursuant to an agreement between the cellular operator and the MVNO and will determine the conditions to receive a MVNO license, including a restriction on a cellular operator to receive a MVNO license and the terms of the license. Licensing of a MVNO will require additional amendments to the Israeli Communication Law and regulations promulgated under that law.

        012 Smile.Communications has applied to the Ministry of Communications for a full MVNO license according to the published guidelines, although the final regulatory framework for the grant of such a license has not yet been established. We understand that HOT informed the Ministry of Communications in mid-2008 of its intention to request a MVNO license. In order to comply with the Ministry of Communications’ guidelines for a MVNO license, 012 Smile.Communications formed a limited partnership, 012 Mobile L.P., which is currently inactive.

Traditional Voice Services

        012 Smile.Communications offers traditional voice services to residential and business customers throughout Israel and to international carriers and local cellular operators.

Incoming and Outgoing International Telephony Services

        012 Smile.Communications is one of the three largest international telephony services providers in Israel, providing international telephony services to over 240 countries through direct connections with approximately 90 carriers. As of December 31, 2008, 012 Smile.Communications, estimates its market share of the international telephony market was 33%, based on the number of incoming and outgoing minutes in Israel.The outgoing international telephony services offered to 012 Smile.Communications’ residential and business customers include direct international dialing services, international and domestic pre-paid and post-paid calling cards and call-back services. Post-paid cards offer the customer the ability to use an international calling card, which is paid for through the customer’s account with us. Pre-paid cards allow the customer to purchase call time in advance. Pre-paid cards are sold to distributors, which are treated as business customers, for distribution in the residential market. In addition, business customers are offered international toll-free numbers and the 012Mobile service. 012 Mobile is an international cellular service offering fixed rates on calls from anywhere in the world.

        012 Smile.Communications offers incoming international telephony services to international carriers, which include termination services for telephone calls originating outside of Israel.

Hubbing Services

        012 Smile.Communications provides hubbing-traffic routing between approximately 90 network operators. Hubbing is defined as architecture where several network operators connect to a peering point, or a hub, from where they are rerouted.

Roaming and Signaling Services

        012 Smile.Communications provides roaming and signaling services for cellular operators. Signaling messages indicate a mobile user’s location while roaming within Israel through our signal transfer point, or STP, or when traveling abroad. 012 Smile.Communications bills the cellular operators based on the number of signaling messages sent and received.

Marketing and Sales

        012 Smile.Communications seeks to present a “one-stop shop” solution to its residential and business customers by offering a diverse basket of solutions and a unique service experience in a competitive environment. 012 Smile.Communications seeks to strengthen its brand awareness and to create a unified branding approach among its voice and data customers for its various service offerings. 012 Smile.Communications also actively promotes and cross-sell services to existing customers with special offerings aimed at servicing their communications needs and enhancing customer loyalty.

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

        012 Smile.Communications’ target customer segments are residential and business customers. 012 Smile.Communications has identified within the residential market several groups of customers and target marketing and sales accordingly. The business customer base marketing and sales focus is segmented according to business size: SoHo, SME and corporate. 012 Smile.Communications also separately markets its traditional voice services to carriers.

        012 Smile.Communications’ channel marketing program involves the promotion of its services by its marketing partners to their own customers. These joint marketing programs provide 012 Smile.Communications with distinct advantages, including the ability to gain leverage from the marketing partner’s brand through joint advertising and promotions and cost-savings from contributions from marketing partners to our advertising and promotion budget. Marketing partners typically display 012 Smile.Communications’ applications and logos in their retail stores, distribute promotional materials with their own products and services, and engage in joint promotion and co-marketing activities. Registering a new customer is easily performed through an on-line registration web-accessed platform. 012 Smile.Communications’ channel partners include:

—	retail computer chains located in the largest shopping malls in Israel, that offer its Internet services accompanied with relevant software, hardware and communication products, and

—	numerous stand-alone PC stores that promote its Internet service and are compensated with a success fee.

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

        012 Smile.Communications has invested heavily in its multipurpose network infrastructure, which has been specifically designed and optimized to transmit data using IP. The investment has allowed it to build and maintain a high-capacity network that addresses the growing demand for advanced broadband services. 012 Smile.Communications’ network configuration supports the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies. In addition, 012 Smile.Communications uses the network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of its business customers.

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

        In order to optimize the performance of its network and support systems, 012 Smile.Communications consistently utilizes some of the most specialized and advanced communication technologies, software and equipment, working with vendors such as Amdocs, BroadSoft, Checkpoint, Cisco, Hewlett-Packard, IBM, Juniper, Microsoft, Nortel and PeopleSoft.

ISP Network Infrastructure

        012 Smile.Communications' ISP network infrastructure is built on the basis of three tiers: core, aggregation and access.

        Core

        The core tier of the network is built around three backbone datacenters (one in Tel Aviv and two in Petach Tikva), all in central Israel. These three main sites are interconnected using a dense wavelength division multiplexing optical ring which provides a total of 20 Gigabits per second bandwidth between the sites. The connection that links the devices to the core tier uses 10 Gigabit Ethernet technology. Each datacenter in itself is built in a multiple star topology (either dual star or triple star), in order to achieve multiple levels of reliability. The network fully supports multi protocol label switching, or MPLS, which enables us to ensure quality of service for critical applications and utilize advanced techniques such as traffic engineering and service level agreements, or SLAs. MPLS also plays a crucial role in offering value-added services to business customers, such as virtual private network, or VPN, access.

        The core edge is where the network interconnects with other ISP networks that are either operated by other ISPs in Israel or international upstream providers. 012 Smile.Communications is directly connected to all the other major Israeli ISPs as well as to the Israeli Internet Exchange (IIX). The network edge spans to two of the world’s largest Internet hubs, London and Frankfurt, where 012 Smile.Communications co-locates edge routers in order to peer with upstream providers. This international and local reach of the network is designed to assure both geographical redundancy and efficient routing.

        012 Smile.Communications has approximately 10 Gigabits of Internet connection capacity between Israel, and Europe , and a local Internet connection capacity of 40 Gigabits. 012 Smile.Communications continuously monitors capacity demands on its network and expands network resources ahead of market demands. 012 Smile.Communications operates a 24 hour, seven days a week, 365 days a year, network operations center staffed with trained operators who utilize advanced monitoring hardware and software systems to ensure that the quality of its service meets the standards provided in its SLAs, and immediately handle faults if those occur. The network operation center monitors network traffic, quality of service and security issues, as well as the performance of the equipment located at each of the various datacenters and points of presence.

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

Transmission Network

        An independent transmission infrastructure is used in order to connect 012 Smile.Communications’ sites. The network is based on an X Display Manager, platform at the core and a service delivery management, or SDM, platform at the edge. All elements are actively controlled and managed with network specific software.

        012 Smile.Communications’ network implements Dense Wavelength Division Multiplexing over leased fibers throughout its sites utilizing up to 32 wavelengths (of which currently 8 are being utilized) providing Gigabit Ethernet and SDH STM-16 connectivity between the sites.

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

VoIP-Local Call System

        012 Telecom’s integrated VoIP local call system has been designed to provide smooth scalability. A class 4 switch in Petach Tikva using a media gateway enables connections under European and U.S. standards and SIP, and ISDN user port signaling. This platform provides the ability to connect with other communications providers using IP connection as well as legacy TDM connections.

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

        The markets for providing broadband services and traditional voice services are highly competitive and currently dominated by 012 Smile.Communications and two additional service providers. We believe that 012 Smile.Communications, Bezeq International and Netvision 013 Barak account for substantially all of the traditional voice and broadband Internet access market in Israel.

        012 Telecom was the first company to provide VoB services in Israel and the first to obtain a commercial license in Israel to offer VoB services without any limitation on the number of subscribers. 012 Telecom’s competitors in the local telephony market include Bezeq, Bezeq International, HOT, Netvision 013 Barak (through its subsidiary Globalcall) , and two of the local cellular operators. 012 Smile.Communications and 012 Telecom also compete against established alternative voice communication providers, such as Skype (a service of eBay Inc.). We expect competition in this market to intensify in the future. Such competitive environment could intensify price competition and limit our ability to maintain or increase our market share of the local telephony market.

        In the future, 012 Smile.Communications may face additional competition in the international telephone market from cellular operators in Israel, such as Cellcom, Partner and Pelephone, if the Ministry of Communications lifts the restrictions currently preventing them from providing international telephony services.

        Since December 2008, 012 Smile.Communications has faced additional competition from cellular operators in Israel, such as Partner, which have launched additional non-cellular business lines including, VoB telephony services that compete with fixed-line telephone services and ISP services that provide access to the Internet as well as home Wi-Fi networks. In the future, 012 Smile.Communications may face additional competition for its services from cellular operators in Israel.

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

Government Regulation

General

        The Israeli communications market is highly regulated and as a result a significant part of our operations is regulated by the Israeli Communications Law, 1982, the regulations promulgated under the Israeli Communications Law and the provisions of our licenses. The Ministry of Communications has the regulatory authority and broad discretionary powers under the Communication Law and our licenses. The current policy of the Ministry of Communications is not to limit the number of licenses granted to qualified licensees.

Licenses

        The table below lists the licenses that were granted to 012 Smile.Communications, the type of services offered under each of such licenses and their respective terms:

License	Services provided	Expiration of licenses

International telephony license (general license)	Voice — Outgoing and incoming international telephony services — International calling card services	June 2024, with possible extensions for 10 years each.

VoB and DFL license (granted to 012 Telecom Ltd., our wholly-owned subsidiary) (general license)	Specialized data services Local data and voice services — Local telephony using VoB access — Local telephony using dedicated lines based on PRI services	December 2025, with possible extensions of 10 years each.

ISP license (special license)	Internet services including broadband services (without voice) — ADSL/cable/dial-up Internet access — Value-added services — WiFi	June 2012

WiMAX technology (experimental license 2007)	Broadband, data, international and local voice service based on the WiMAX infrastructure	The experimental license for the city of Sderot and the Negev area will expire in September 2008;

Endpoint network services	Supply, install, operate and maintain all types of endpoint network equipment, including central switchboards, telephone cables, connection closets, etc.	January 2013

VoBoC experimental license	A special license to conduct a marketing experiment that will examine the provision of domestic telephony services using the innovative VoBoC technology	January 2010

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

Service Provision

        012 Smile.Communications’ international telephony license is a general license that requires it to provide services on a universal and non-discriminatory basis. In addition, 012 Smile.Communications is required to allow interconnections between its network and other holders of general licenses and to furnish other licensees with all required information to do so. Any such interconnectivity must also be offered at the rates set by the Interconnect Regulations described under “Interconnect and other charges” below. 012 Smile.Communications’ licenses do not allow it to terminate or suspend services to its customers unless such termination or suspension is based on grounds specified in the license, including, for example, a customer’s default in payment. Moreover, in certain circumstances, such termination or suspension requires the approval of the Ministry of Communications.

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

Local Presence and Shareholding Requirements

        Regulations issued under the Israeli Communications Law require that the chief executive officer of 012 Smile.Communications, any member of its board holding an executive role, as well as a majority of the members of the board shall be citizens and residents of the State of Israel. In addition, 012 Smile.Communications is required to maintain its center of operations in Israel.

        012 Smile.Communications’ general licenses also require that Israeli residents and citizens have minimum shareholdings in the company. In that regard, throughout the term of the VoB and DFL licenses, at least 20% of its means of control must be held by an Israeli citizen and resident or by an entity the controlling shareholder of which is an Israeli resident and citizen, while under the international telephony license at least 26% of its means of control must be held by Israelis at all times. “Means of control” is defined as voting rights, the right to appoint a director or general manager, the right to receive dividends, or the right to participate in distributions upon liquidation.

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

Obligations in Relation to Holdings and Restrictions on Transfer

        Under the terms of its general licenses, the transfer or pledge by 012 Smile.Communications of any of its “License Assets” (defined as the assets required by the licensee for the provision of its services) requires the prior written consent of the Ministry of Communications. Such consent may be subject to conditions prescribed by the Ministry of Communications, which will provide its consent to such transfer or pledge if it finds that foreclosure of the pledge will not cause any disruption to the provision of 012 Smile.Communications’ services.

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

        012 Smile.Communications’ licenses require the approval of the Ministry of Communications for the acquisition of 5% or more of its means of control. A separate approval from the Ministry of Communications is required for the acquisition of 25% or more of 012 Smile.Communications’ means of control or for the acquisition of means of control providing its holder with the direct or indirect ability to have a significant influence over 012 Smile.Communications’ operations, and an additional approval from the Ministry of Communications is required for the acquisition of 50% or more of its means of control or for acquisition of means of control providing its holder with the direct or indirect ability to direct 012 Smile.Communications’ operations. In each case the ability to influence or direct 012 Smile.Communications’ operations may arise from its articles of association, from written or oral agreement or from holding any means of control or otherwise, other than from holding the position of a director or an officer, and the holder of largest share of any type of means of control is deemed to have the ability to control 012 Smile.Communications’ operations.

        The prior mentioned provisions do not apply to the acquisition of “Traded Means of Control,” defined as a mean of control listed on a stock exchange or that were offered to the public, provided that the initial public offering was approved by the Ministry of Communications and that the acquisition of Traded Means of Control does not involve a change of control. 012 Smile.Communications received such approval in connection with its initial public offering in 2007 . 012 Smile.Communications’ general licenses require it to provide written notice to the Ministry of Communications of the acquisition of Traded Means of Control as a result of which any entity becomes a holder of 5% or more of its means of control within 21 days of becoming aware of such acquisition.

        012 Smile.Communications is also required to apply for the approval of the Ministry of Communications for (i) any acquisition of its Traded Means of Control as a result of which any entity becomes a holder of 10% or more of its means of control, or (ii) an acquisition of 25% or more of its traded means of control, or (iii) an acquisition of 012 Smile.Communications’ Traded Means of Control providing its holder with the direct or indirect ability to have a significant influence over its operations, provided that in any and all such cases, the acquisition does not result in a transfer of control over 012 Smile.Communications. Moreover, within the scope of the notice to the Ministry of Communications, we are required to apply for an approval of such acquisition. Such application is to be filed within 21 days of us becoming aware of such acquisitions.

        Any holding of 012 Smile.Communications’ Traded Means of Control that requires the approval of the Ministry of Communications will be, unless the approval is granted, regarded as “dormant shares” within the meaning of the Israeli Companies Law until such approval is obtained, such that the shares carry no rights and may not be voted at a general meeting except for the right to receive their pro rata portion of dividends and distributions paid to shareholders. These provisions of 012 Smile.Communications’ licenses are incorporated into its articles of association.

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

        Furthermore, under 012 Smile.Communications’ general licenses, it must maintain a minimum level of shareholders’ equity. Under each of its DFL (VoB) and international telephony licenses 012 Smile.Communications’ shareholders’ equity on a combined basis must equal or exceed NIS 25 million ($6.6 million) and NIS 20 million ($5.3 million), respectively. Approval of the Ministry of Communications would be required under the terms of these special licenses if there is a change in 012 Smile.Communications’ means of control.

        Under the Israeli Communications Law, a license, including any right granted under the license, is non-transferable, non-encumberable and incapable of being seized. However, the Ministry of Communications may, in special circumstances, allow the transfer of a license in the case of structural changes and upon the satisfaction of stipulated conditions, if the Ministry of Communications is convinced that all of the conditions satisfied by the transferor are satisfied by the transferee.

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

        The Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000 issued by the Ministry of Communications establish the interconnect tariffs among landline operators, international call operators and cellular operators as follows:

—	The maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network decreased as of March 1, 2008 from NIS 0.2659 per minute to NIS 0.2327 per minute. As of March 1, 2009, the tariff was updated to NIS 0.2415 per minute, in accordance with the increase in the Israeli consumer price index, or the Israeli CPI.

—	The interconnect tariff payable in 2008 by a landline operator for the completion of a call on another landline network was NIS 0.0432 per minute (NIS 0.0239 per minute at off-peak times). As of January 1, 2009, the tariff was updated to NIS 0.0423 per minute (NIS 0.0234 per minute at off-peak times). The Ministry of Communications announced its intent to review the symmetrical interconnect tariffs between landline operators operating a VoB network and other landline operators not later than February 2009.

—	The maximum interconnect tariff payable by an international call operator for the completion of a call on a cellular network was NIS 0.2415 per minute in 2008. As of March 1, 2009, the tariff was updated to NIS 0.2415 per minute, in accordance with the increase in the Israeli CPI.

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

Termination and Fines

        The Ministry of Communications may terminate 012 Smile.Communications’ licenses if it materially defaults under the terms of the licenses, do not comply with the Ministry of Communications’ instructions or fails to cure a nonmaterial default within the prescribed grace period. Each of the licenses may also be terminated if 012 Smile.Communications becomes bankrupt, effects a voluntary dissolution or becomes subject to the appointment of a receiver or liquidator, if means of control in the company are transferred without the necessary prior approval of the Ministry of Communications, or if the Ministry of Communications has determined that it is required to terminate the license based on public policy considerations. In certain circumstances the Ministry of Communications may amend the terms of 012 Smile.Communications licenses (for example in order to ensure the existence of competition or to adapt to recent technological changes). Each license grants the Ministry of Communications general access and inspection rights to 012 Smile.Communications’ premises and books. Upon expiration or termination of a license, 012 Smile.Communications is obligated to transfer its network infrastructure and related contracts to the subsequent license holder appointed by the Ministry of Communications. Compensation for such transfer is established on the basis of market prices assuming a going concern value.

        The Israeli Communications Law and 012 Smile.Communications’ licenses allow the Ministry of Communications to impose upon it substantial fines for breach of the terms of the licenses. Following a recent increase in the amount of fines that may be imposed, the maximum amount per violation that may be imposed is NIS 1.4 million plus 0.25% of our annual revenue from the preceding year. An additional fine of 2% of the original sanction may be imposed for each day that the violation continues. In addition, the Ministry of Communications has determined that certain service-related terms in the licenses are “service terms.” The maximum fine per violation of a “service term” is up to twice the amount of any other fine set in the license for such a violation for each period of 30 days or portion thereof during which the violation continues.

        012 Smile.Communications’ general licenses require that it provide bank guarantees to the Ministry of Communications to secure compliance with the terms of its licenses and payments of fines or indemnity it may be required to pay to the Ministry of Communications. Accordingly, as of December 31, 2008, 012 Smile.Communications provided a bank guarantee of $4.8 million in connection with its international telephony license and a bank guarantee of $2.3 million in connection with its VoB and DFL licenses. The Ministry of Communications may call the bank guarantees if 012 Smile.Communications breaches a material term of its license, do not obtain proper insurance as required under the terms of the license, does not pay the required royalties, does not pay any fine that may be imposed upon it, or if the Ministry of Communications suffers damages as a result of cancellation of its license.

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

Royalty Payments to Ministry of Communications

        Under each of its general licenses, 012 Smile.Communications is required to pay royalties to the State of Israel on royalty-bearing revenues (defined as all of the revenues from providing services under the licenses net of certain deductions, such as interconnect fees, amounts paid to out-of-the-country communications providers for completing outgoing calls, revenues from providing transmission services to other license holders, revenues from sale of equipment and bad debts). The royalties are payable on a quarterly basis at a current rate of 2%, which according to regulations issued by the Ministry of Communications was reduced to 1.5% as of January 2009 and will be reduced further to 1.0% starting on January 1, 2010.

        In June 2006, the Ministry of Communications demanded that 012 Golden Lines pay NIS 7.5 million in royalties based on its calling card income for the years 1997 through 2000. This demand was first raised in a letter from the Ministry of Communications in January 2001, and several meetings and discussions took place in the interim. In response to the Ministry of Communications’ demand, 012 Golden Lines provided a legal opinion, or the Opinion, indicating that the demand and the provisions of the license on which it was based are beyond the scope of authority of the Ministry of Communications. The response by 012 Golden Lines also included a demand for the return of NIS 9.9 million in previously made payments to the Ministry of Communications due to overcharges. On April 17, 2008, we sent a letter to the Ministry of Communications demanding that it state its position regarding the findings included in the Opinion. On April 27, 2008, the Ministry of Communications responded to our letter and informed us that its demand regarding our alleged debt remains and that it has conducted several discussions on the subject and will notify us of its position shortly. 012 Smile.Communications is continuing to negotiate with the Ministry of Communications regarding this issue.

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

Online Advertising

        Much of today’s Internet content is supported by an advertising business model. According to several business forecasts, global advertising spending is expected to decline by 6.9 percent this year to $453 billion with the Internet the only medium to attract higher expenditures on advertisements. Spending on Internet advertising is expected to increase by 8.6 percent, down from the 20.9 percent growth experienced in 2008, driven by consumers searching online for bargains, as well as by advertisers favoring the medium for its trackable results and innovative methods. The largest, broadest-based online publishers now regularly attract large multi-national advertisers; while a growing number of smaller, niche online publishers offer advertisers a means of targeting their campaigns to specific audiences who are not efficiently reached through traditional advertising channels. In addition, the increase in broadband penetration and availability of advanced, real-time analysis tools are making online advertiser campaigns more dynamic, effective and measurable compared with traditional offline media.

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

The Internet Market in Israel

        The Internet market in Israel is characterized by qualities that pose both advantages and challenges for Internet businesses seeking to serve the local market. These characteristics include:

—	High Internet and broadband penetration. According to a TNS/TIM survey published in December 2008, approximately 76% of the Israeli Jewish population over the age of 13 uses the Internet. The high speed Internet market is one of the markets that has shown the most growth in recent years, as hundreds of thousands of customers have subscribed to high speed Internet services over the past five years.

—	Disparate languages and cultures. Of the multilingual population in Israel, the majority of the population reads and speaks Hebrew and a significant minority of the population speaks Russian, Arabic or English as their first language. The Israeli audience represents a wide variety of users differing in culture, consumer purchasing power, desired content and Internet activity.

—	Low level of online advertising expenditures relative to consumer usage of the Internet. According to professional and business reviews, Israel’s online advertising expenditures have experienced limited growth in 2008 (growth rate of 2.9%, which is significantly less than the percentage of growth in 2007). Online advertising expenditures in Israel are not expected to grow in 2009. Similar to online advertising worldwide, online advertising in Israel continues to be significantly less than print and television advertising.

—	Developing eCommerce Market. We believe that the eCommerce market in Israel is underdeveloped compared to traditional retail channels, and we anticipate that it will be more widely adopted in the coming years as user confidence in online transactions grows.

Smile.Media’s Opportunities

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

        Enhance revenue generation from online advertising. Smile.Media believes that there are a number of factors that have limited the amount of online advertising purchased by advertisers and that have prevented smaller businesses from entering the online advertising market in Israel. These limitations are a result of technological challenges, a fragmented online publishing sector and a limited spectrum of types and pricing models for online advertising inventory. Smile.Media believes that a number of recent and expected initiatives in the marketplace will lead to continued growth of the online media market in Israel, including:

—	New and compelling technologies and methodologies to deliver content and services that will drive further growth of Internet usage;

—	The recent introduction of online video advertising, which is particularly popular with larger brand advertisers;

—	The emergence of advertising networks, which will allow smaller specialized websites to be aggregated together for the benefit of advertisers who can buy inventory across the network or by content categories;

—	The emergence of additional advertising purchase models including performance-based models, such as lead generation and pay-per-click; and

—	The ability of advertisers to use more effective tools in their online advertising campaigns such as content branding and product placement, which may not be used in television advertising because of regulatory constraints in Israel.

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

Competitive Strengths

        Smile.Media’s competitive strengths are:

        Proven eCommerce platform. Smile.Media’s principal eCommerce properties are currently among the most recognized and trafficked eCommerce destinations in Israel. Smile.Media has long-term relationships with its merchandise suppliers, and had 111 suppliers as of December 31, 2008 compared to 119 suppliers as of December 31, 2007. In 2008 Smile.Media acquired approximately 70% of its merchandise from suppliers who have been with it at least two years. We believe that Smile.Media’s strong position in the Israeli eCommerce market provides it with the ability to extend its eCommerce platform into new vertical markets.

        Highly recognized and trafficked properties. Smile.Media’s online advertising and eCommerce properties include highly recognized and highly trafficked websites in Israel.Today, Smile.Media’s Internet properties, which include general and vertical portals, eCommerce, paid content websites, serve a diverse user base addressing the Hebrew, Russian and populations in Israel and address a wide set of interests. We believe Smile.Media’s diversified collection of properties provides it with the ability to leverage and grow its traffic through cross-promotion, as well as realize economies of scale through its proven business processes and shared infrastructure.

        Leading Israeli online advertising platform. Smile.Media’s 10 Internet properties provide it with what we believe to be a diversified and sophisticated Internet platform for advertisers in Israel. The breadth of Smile.Media’s Internet properties has allowed it to build relationships with all of the interactive advertising agencies and many of the traditional advertising agencies in Israel, as well as businesses to which it directly sells advertising on its properties. We believe that Smile.Media’s historical relationships with direct advertisers and advertising agencies and its knowledgeable advertising sales force provide it with the ability to optimize its advertising space or inventory.

        Proven capability to develop new revenue generating properties and turn around underperforming properties. We believe that one of Smile.Media’s key strengths is its ability to develop new revenue-generating properties and improve the technology and profitability of acquired underdeveloped Internet properties. Smile.Media integrates and increases the revenue generated from these properties by leveraging its existing resources, business processes, technology, infrastructure, sales force and advertiser relationships. In the development and launch of various websites and services, Smile.Media deploys its processes and online revenue generation expertise to:

—	Increase functionality and improve the user experience;

—	Improve yield from online advertising;

—	Add and improve content and services; and

—	Increase operating and technological efficiencies.

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

Internet Properties

        Smile.Media currently has 10 Internet properties in its network, consisting of three eCommerce websites and seven online content websites. The five top revenue-producing properties within Smile.Media’s network, Start, P1000, Nirshamim, Tipo and Zahav.ru, accounted for approximately 81% of its revenue in the year ended December 31, 2008. Most of Smile.Media’s websites are in the Hebrew language, catering to the Hebrew-reading population. The following is a list of its properties in order of the year established or acquired:

Property Name	Description	Year Established or Acquired (1)	Smile.Media Interest		Internet Address (2)

eCommerce
Websites
P1000,	Online auction and group	2000	100%		www.p1000.co.ilP1000.ru
P1000.ru	sales	2003

Ynet Shops	Online auction and group	2008	50%		www.ynet-shops.co.il
	sales
Online Advertising
General Portals
Start	General interest portal	2002	100%		www.start.co.il
Ktantanim	Children and parents	2007	100%		www.ktantanim.co.il
	interest portal
Vertical Portals
Vgames	Online games and related	1999	100%		www.vgames.co.il
	content website
Zahav.ru	Russian language general	2002	100%		www.zahav.ru
	interest portal
Nirshamim.co.il	Israel-based academic	2005	100%		www.nirshamim.co.il
	institutions website
Tipo	Children and teenager website	2005	52	%(3)	www.tipo.co.il
Seret	Movie and entertainment	2006	51%		www.seret.co.il
	website

(1)	The dates provided reflect the year in which the property was established by us or the year in which we acquired an interest in the property.
(2)	The information contained in our properties is not intended to be a part of this annual report.
(3)	Our investment is in Hype, the company that owns and operates Tipo.

eCommerce Properties

eCommerce Websites

P1000, P1000.ru

        P1000 (“a thousand times better” in Hebrew) serves as an eCommerce platform for suppliers and purchasers of consumer products. P1000 also serves as the platform for P1000.ru, Smile.Media’s Russian language eCommerce platform. P1000.ru is currently under reconstruction. According to the TNS/TIM survey, P1000 is one of the three most recognized eCommerce websites in Israel among users over the age of 13. Most of the transaction elements, such as inventory management and provision of services, are performed directly by the website’s suppliers. Smile.Media derives revenue from the website from commissions that are payable by suppliers for completed sales. Online sales on the P1000 and P1000.ru websites are divided into three main categories, auctions, group sales and ‘name the price’ sale. In group sales, products are offered for sale at a low price subject to the condition that a specified quantity of the product is sold to a group of consumers. In ‘name the price’ sales, products are offered for a direct purchase if the consumer’s offer to purchase falls within a pre-approved price range. P1000 targets the general population in Israel and P1000.ru targets the Russian-reading population in Israel.

        Ynet Shops is a new collaboration between Smile.Media and Ynet.co.il, one of Israel’s leading news sites and web portals. Ynet Shops serves as an eCommerce platform for suppliers and purchasers of consumer products similar to that of P1000 and is solely operated and managed by Smile.Media. Most of the transaction elements, such as inventory management and provision of services, are performed directly by the suppliers. Smile.Media derives revenue from the website from commissions that are payable by suppliers for completed sales and is required to pay fixed fees to Ynet pursuant to each completed sale. Online sales on the Ynet Shops are divided into three main categories, auctions, group sales, and ‘name the price.’

Online Advertising Properties

Portals and Websites

General Portals

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

Vertical Portals

        Ktantanim (meaning “little ones” in Hebrew) is a children’s portal, designed for children of the age two to six years and their parents. The portal offers a variety of games suitable for the young kids, as well as useful and interesting information for the parents.

        “Start Haverim” (meaning “friends” in Hebrew) is an open social network which enables users communicating through wide variety of internet forums, blogs, web communities, and also enables users to share various content, photographs, pictures and films by using an advanced media systems.

        Vgames is the largest video gaming site in Israel, and considered the market leader in the Hebrew language. Vgames provides free and subscription-based content to over 700,000 unique visitors each month, and supplies content to more then 10 large Israeli portals, including the biggest news site in Israel – Ynet.co.il, and Israeli leading teen sites: KidsTv and Tipo. The content in Vgames can be divided into 4 main categories: video gaming magazine (reviews and news), online free games, community forums, and games for download.

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

        Nirshamim.co.il (Nirshamim Lalimudim which means “registering for studies” in Hebrew) is a marketing platform that enables Israeli prospective students to receive information and registration kits from all the academic and vocational institutions in Israel. The institutions list their academic programs on the website free of charge, and pay a fee to Nirshamim when a prospective student contacts them.  The platform currently serves approximately 96% of the academic institutes and 70% of  vocational institutions in Israel.  We also receive fees from institutions and interactive media groups that advertise independently on the website.

        Tipo is a children’s portal offering its visitors a broad array of content channels, various activity channels and web tools. This website offers its users the ability to create personalized websites, upload and view user-generated content, and gives users access to online forums, music clips, ring tones and general content. According to a Teleseker Internet Monitor (TIM) survey, approximately 73% of children between the ages of 13 and 17 in Israel are familiar with the Tipo portal. The website targets children and young teenagers in Israel between the ages of eight and 15.

        Seret (Seret means “movie” in Hebrew) is a popular movie and entertainment information website in Israel. The portal contains news and gossip items from Israel and abroad, information about celebrities, videos and DVDs, movie trailers, reviews and show times. The website also operates an eCommerce store that sells movie tickets, videos and DVDs. We use Seret as the movie website for our leading general portals and Start. In addition, Seret is a movie content provider for several of the largest Israeli cellular companies including Cellcom Israel Ltd., Partner Communication Company Ltd. and Mirs Communications Ltd., offering 3G content for cellular users. The website targets movie and entertainment enthusiasts in Israel.

Sales and Marketing

        Smile.Media designs its marketing activities to promote its brands and to attract users and advertisers to its Internet properties. Smile.Media markets its Internet properties to users primarily through online advertising, and target advertising companies through advertising campaigns by way of both online and traditional offline media. A key component of its marketing program is the cross-network marketing of its multiple websites. Smile.Media’s websites generally contain relevant links and references to its other websites and it promotes content swapping between websites while assigning credit and a link to the original website from which the content was obtained. In addition, Smile.Media’s general portal, Start, promotes the content of its vertical websites as part of its effort to meet their content targets.

        As of December 31, 2008, Smile.Media had 14 employees engaged in sales and marketing for its Internet properties, including a sales team. Its sales and marketing staff includes a seven person sales team that markets and sells advertising packages for Start to all of the interactive advertising agencies in Israel and many large direct advertisers Several of Smile.Media’s vertical portals employ small in-house sales teams focusing exclusively on sales for their websites. Nirshamim employs three persons selling to educational institutions, Tipo employs two sales persons. Seret employs one sales person and Vgames employs one person.

Competition

        The Internet media and eCommerce industry in Israel is competitive and evolving. Smile.Media competes for advertisers, users and business partners with numerous companies in Israel and elsewhere that offer content in its broad areas of focus.

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

        Internet websites. Smile.Media’s principal competitors among the large general purpose portals in Israel are Walla, Ynet, Tapuz and Nana10. In addition, many Israelis use international portals, such as Google. Smile.Media also competes with special interest websites focused on the same vertical markets on which it focuses. For example, Smile.Media’s Russian language property competes with similar websites.

        Search engines. The main competition for Smile.Media’s search engine, Start, are local search engines offered by Google, Microsoft, Walla and Nana10.

        Traditional offline media. Smile.Media has always competed for consumers and advertisers in its areas of focus with the traditional offline media, such as print, television and radio. As traditional offline media continue to introduce more multimedia offerings into the market, Smile.Media will continue to compete with them for consumers and advertisers.

Customers

        For the year ended December 31, 2008, 63% of Smile.Media’s advertising revenue was obtained from Israeli traditional and interactive advertising agencies and 37% of its advertising revenue was from businesses to which it directly sells advertising on its properties. Smile.Media deals with all of the interactive advertising agencies and many of the traditional advertising agencies in Israel. It also sells advertising directly to businesses, mainly through the sale of search engine positions. In addition, Smile.Media directly manages the marketing and maintenance of private label advertising websites of several advertisers.

        Smile.Media’s eCommerce customers include local suppliers, local importers of goods from abroad and private customers who purchase online directly from Smile.Media. For the years ended December 31, 2007 and 2008, none of Smile.Media’s customers accounted for more than 10% of its revenue and its ten largest customers accounted for 27% and 34% of its revenue, respectively.

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

        Smile.Media has standardized technology platforms which enable the delivery of content and advertising, search results, commerce and create universal data collection and registration systems. Its scalable infrastructure has allowed for greater ease of publication of its content and more effective delivery of network-wide advertising. In addition, this standardized platform provides leverage when building or acquiring new online properties. Smile.Media continuously enhances and improves the functionality of these platforms to support business, customer and audience growth.

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

        Smile.Media has applied for a trademark registration for smile.media in Israel. Smile.Media currently holds numerous Internet domain names, including the following: “smilemedia.co.il”, “smile-media.co.il”, “smilemedia.net”, “smile-media.net” “ilovemessenger.co.il”, “zahav.ru”, “p1000.co.il”, “p1000service.co.il”, “p1000mail.co.il”, “p2000.co.il”, “vgames.co.il”, “vgamers.co.il”, “goldtrade.co.il”, “goldsecure.co.il”, “smile.co.il”, “start.co.il”, “nirshamim.co.il”. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

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

        Eurocom Communications, our controlling shareholder, holds 69.79% of our ordinary shares (12,683,135 of our ordinary shares) as of June 22, 2009. Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held by Eurocom Communications.

        Eurocom Communications’ main controlled holdings are: Eurocom Cellular Communications Ltd., the representative of Nokia mobile phones in Israel; Eurocom Industries (1986) Ltd., a holding company that owns Eurocom Digital Communications Ltd. (formerly: Eurocom Marketing (1986) Ltd.), or Eurocom Digital, which markets electronic office equipment and consumer electronic products; Trans-Global Industries PTE Ltd. (formerly: Eurocom Digital Systems Ltd.), a provider of customized networking solutions to businesses based on telephone network equipment and home digital telephones; Satcom Systems Ltd., a global provider of satellite broadband communications services and Gilat Satcom Ltd., a fully owned subsidiary of Satcom Systems Ltd., which specializes in providing fixed and mobile communication services via satellite; Space-Communication Ltd, the owner and operator communication satellites. Eurocom Communications indirectly holds 85% of Radius Broadcasting Ltd. and Radio F.M. Hashfala Ltd., Israeli companies, each of which owns a regional radio station in Israel.

        We operate through two principal subsidiaries, 012 Smile.Communications, a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services, and Smile.Media, a diversified Internet media company in Israel, which operates recognized and highly trafficked websites in Israel.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our corporate headquarters are located in a 4,237 square meter leased facility in Petach Tikva, Israel. The term of the lease is ten years ending in September 2009. We have reached an understanding with the lessor of the facility, according to which the original lease agreement will be terminated, and instead, we and 012 Smile.Communications will lease, under separate agreements, 846 and 1,800 square meters of the facility, respectively, for a period of three years, with options to renew the leases for an additional four year period. Such agreements have not be signed as yet. The current annual rent for the premises is NIS 1.8 million (approximately $473,400), linked to the dollar exchange rate.

        We also rent the following facilities under the following terms:

—	6,700 square meters in Petach Tikva. The term of the lease is five years ending in July 2012 and we have an option to renew the lease for an additional five year period. The annual rent is NIS 6.1 million ($1.6 million), linked to the Israeli CPI.

—	1,500 square meters in Petach Tikva. The term of the lease is for five years ending in January 2012 and we have an option to renew the lease for an additional five year period. The annual rent is NIS 1 million ($263,000), linked to the Israeli consumer price index.

—	4,200 square meters in Rishon Le’zion, Israel. The term of the lease is for five years ending in January 2009 and we have an option to renew the lease for an additional five year period. The annual rent is NIS 1.7 million ($447,000), linked to the Israeli CPI.

—	800 square meters in Ramat Gan, Israel. The term of the lease is for five years ending in June 2011 and we have an option to renew the lease for an additional five year period. The annual rent is NIS 503,000 (approximately $132,000).

        Smile.Media’s corporate headquarters are located in a 700 square meter facility in Petach Tikva, Israel, which it sub-leases from us at an annual rent of NIS 366,000. Smile.Media also leases a smaller space in Rehovot , which is used by Nirshamim, for an aggregate annual rent of NIS 73,000.

        In the year ended December 31, 2008, we invested NIS 47 million ($12.4 million) in new network equipment and computers (not including the purchase of rights of use of international lines), NIS 1 million ($263,000) in furniture and office equipment and NIS 4.8 million ($1.3 million) in leasehold improvements.

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

        Smile.Media is a diversified Internet media company in Israel and its Internet properties are highly recognized in Israel. As of December 31, 2008, Smile.Media had 10 Internet properties in its network, consisting of three eCommerce websites and seven online content websites.

        We began providing Internet access services in 1996 and began offering broadband services in 2001 and traditional voice services in 2004. As part of our internal restructuring in 2006, we transferred our broadband and traditional voice services businesses to 012 Smile.Communications and our media operations to Smile.Media.

        On December 31, 2006, 012 Smile.Communications acquired one of its principal competitors, 012 Golden Lines. Primarily as a result of this acquisition, 012 Smile.Communications is now one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services. Since the acquisition, 012 Smile.Communications have been granted a license to provide VoB local telephony services on a commercial basis without any limitation on the number of subscribers. 012 Smile.Communications has recently applied to the Ministry of Communications for a full MVNO license according to the guidelines it published, although the final regulatory framework for the grant of such a license has not yet been established.

        We began to plan for the integration of 012 Golden Lines into 012 Smile.Communications upon the announcement of the acquisition in 2006, and the execution of the integration plan was completed in the second quarter of 2008.

        Primarily as a result of our acquisition of 012 Golden Lines, our consolidated revenues increased by 186% from NIS 408.4 million for the year ended December 31, 2006 to NIS 1.2 billion ($307 million) for the year ended December 31, 2008.

        We expect our revenues will continue to increase as we increase our penetration of the local telephony market and enter the mobile market in Israel by offering MVNO services, when and if such a license is issued.

        In October 2007, 012 Smile.Communications completed an initial public offering of its ordinary shares, under which it issued to the public 27.56% of its outstanding ordinary shares, and since then its shares are listed on the NASDAQ Global Market (symbol:SMLC) and on the TASE. We currently own 74.79% of the outstanding ordinary shares of 012 Smile.Communications.

General

        For periods prior to December 31, 2007, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in Israel with a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Effective as of January 1, 2008, our consolidated financial statements appearing in this annual report are prepared in accordance with U.S. GAAP. The consolidated financial statements for the years ended December 31, 2006 and 2007 and as of December 31, 2007 have been restated and are presented in accordance with U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

        During the years 2004 to 2006, both the broadband and traditional voice services markets experienced price erosion. The effect of the price erosion was partially offset in the broadband services market by the increased use of higher bandwidth by our customers for which we charged higher fees, and in the traditional voice market by the continued growth of the market and the increase in minutes used. We were able to further maintain our operating margins and profitability in the broadband and traditional voice services segments despite the price erosion by continued cost reductions. Broadband services revenues primarily consist of monthly subscriptions for broadband access to the Internet. We also earn revenues from offering a diverse suite of value-added services that are incremental to our core broadband Internet access services, such as e-mail, global remote access, wireless and wired home networking, various security services and VPN, services. We earn revenues for these services based either on fixed prices for the service or a negotiated fee. We also provide specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points. Our fee structure for these services depends on three main factors: capacity, distance and the type of technology used. Most specialized data services are provided under one to two year contracts.

        Revenues from traditional voice services are generated from payments based on the number of minutes the service is used by subscribers and the destination of the calls. We also offer our traditional voice services in monthly packages. As of December 31, 2008, we had approximately one million customers registered in our database, of which approximately 366,000 customers used our voice services and were billed by us in the prior 12 month. In addition, we bill Israeli carriers for their customers’ use of our services, which in the year ended December 31, 2008, were generated from over 695,000 lines. We provide termination services to over 87 international carriers for their calls originating outside of Israel. We also provide hubbing-traffic routing to our international carrier customers and roaming and signaling services for cellular operators.

        Over the last three years, we have experienced significant growth, mainly in our broadband segment, and we expect that this growth will continue. Most of our revenues are denominated in NIS and the remainder is mainly denominated in U.S. dollars.

        We sell our products to a large number of residential, business and carrier customers. In the past three years, no customer accounted for more than 10.0% of our revenues.

Media Revenues

        We generate most of our media revenues from online sales of products and services, referred to as eCommerce. We also generate media revenues from the sale of advertising on content websites, referred to as online advertising.

        We generate eCommerce revenue from:

—	Sales of products and services generated by our P1000, P1000.ru and Ynet Shops websites;

—	Fees earned from commissions or monthly fees earned through our properties; and

—	Subscription revenue from our Vgames and other premium websites that require payment for access.

        We generate online advertising revenue from:

—	Sales of impression-based advertising (cost per thousand impressions, or CPM, based) where we earn fees based on the number of times an advertisement is viewed by users of our websites;

—	Activity-based advertising where we earn fees when our users click on an advertisement or text link to visit the websites of our advertisers (cost per click, or CPC);

—	Lead generation, which is commonly referred to as cost per action, or CPA, where we earn fees from selling consumer leads captured on our portals and websites to advertisers; and

—	Service fees earned from maintaining, marketing and aggregating content for content-branded channels.

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

        The main cost items in the broadband services segment are the Internet connectivity costs and the technical support costs. While we have been purchasing increasing amounts of capacity to accommodate our customers’ bandwidth requirements, the average cost of bandwidth has decreased, and, therefore, our total Internet connectivity cost has been stable. In the traditional voice segment, the main cost item is the international and local termination costs. Our international termination rates have been stable and we expect no substantial changes in the near future. Both local and cellular termination costs have gradually decreased over the last few years under the regulations issued by the Ministry of Communications.

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

        Selling and Marketing Expenses. Selling and marketing expenses consist primarily of media advertisement and sales promotion costs as well as salaries, commissions and related costs for our sales representatives, facilities costs related to sales and marketing and credit card commissions. Credit card commissions are merchant fees based on the percentage of our revenue earned through credit cards. As a result of our integration with 012 Golden Lines, we reduced the amounts spent on media advertisement, compared to the amounts spent in 2006, on a pro forma basis, and also reduced costs by achieving additional efficiency in managing our combined telemarketing and customer service operations.

        General and Administrative Expenses. Our general and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease and maintenance payments for our administrative facilities, allowances for doubtful accounts and bad debts and other miscellaneous expenses. Staff costs include direct salary costs and related costs such as expenses recorded for stock based compensation, severance pay, social security and retirement fund contributions, vacation and other pay.

        Depreciation and Amortization. Our depreciation and amortization expenses primarily relate to 012 Smile.Communications’ network equipment and capacity. The various income statement line items that include depreciation and amortization and the amount of depreciation and amortization included in each such line item for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Year ended December 31,
	2006	2007	2008
	(NIS in thousands)

Cost of revenues	27,528	77,495	82,270
Selling and marketing expenses	1,884	35,844	31,366
General and administrative expenses	1,767	3,509	3,867

        Financial Income. Financial income includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest income on our cash and our marketable securities.

        Financial Expenses. Financial expenses include exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest charged on loans from banks. We also incurred interest expense in respect of our two debenture offerings that took place in April 2005 and September 2007 and the debenture offering of our subsidiary 012 Smile.Communications that took place during the period March to May 2007. In addition, as a result of the current global economic crisis, the market price of our marketable securities has decreased, leading us to mark these investments to market.

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

Critical Accounting Policies

        We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates

        The significant accounting policies that we believe are most critical to aid a reader in fully understanding and evaluating our financial condition and results of operation under U.S. generally accepted accounting principles are discussed below.

        Revenue Recognition. Substantially all of our revenue is derived from broadband and traditional voice services. Our remaining revenue, representing less than 5% of our total revenue, in each of the two years ended December 31, 2008, was earned from ancillary sales of broadband equipment and products, such as routers. Revenues from our media services including, e-Advertising, eCommerce and paid content revenues, accounted for approximately 6% and 5% of our revenues during the years ended December 31, 2007 and 2008, respectively.

        Revenue from broadband services is recognized as services are performed. Revenues from traditional voice services are recognized based on the number of minutes the service is used by customers and the destination of the calls. We apply the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which provides guidance on when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. We have determined that EITF No. 00-21 requires us to account for the sale of products and the related cost of such products as a separate unit of accounting when such products are sold with accompanying services in a multiple element transaction. Product sales revenue is recognized upon the delivery of the product to the customer, based on its relative fair value only up to the amount of the consideration that is not contingent.

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

        Revenues from our eCommerce activities are recognized based on commissions or fees and not gross transaction revenues. Revenues are recognized once the following criteria are met:

—	Persuasive evidence of an arrangement exists.

—	Delivery of our obligation to our customer has occurred.

—	The price to be charged to the merchant or buyer is fixed or determinable.

—	Collectability of the fees to be charged is reasonably assured.

        For each revenue stream, evidence of the arrangement, delivery and pricing may be different. For all revenue streams, we determine that collectability is reasonably assured through a standardized credit review to determine each customer’s credit worthiness.

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

        Allowance for Doubtful Accounts. Determining our allowance for doubtful accounts receivable requires significant estimates. Due to the large number of customers that we serve, it is impractical to review the creditworthiness of each of our customers, although a credit review is performed for carrier and large business customers. We consider a number of factors in determining the proper level of the allowance, including historical collection experience, current economic trends, the aging of the accounts receivable portfolio and changes in the creditworthiness of our customers. We evaluate our guidelines for providing for doubtful accounts on a frequent basis and examine the material parameters that might affect the assessment of our doubtful accounts, such as the tendency of a customer segment to make timely payments; rate of checks returned for insufficient payment and blocked bank accounts. Our policy has been consistent and has proven itself over the years. Therefore, based on our past experience we believe this policy is appropriate.

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

        Valuation of Goodwill. Under Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangible assets are reviewed annually (on December 31) for impairment, or more frequently, if impairment indicators arise.

        Goodwill impairment is tested using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment by comparing the fair value of a reporting unit with its carrying amount. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount.

        We generally determine the fair value of our reporting units using the expected present value of future cash flows. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we would perform the second step of the goodwill impairment test to determine the amount of impairment loss.

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

        Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes in accordance with Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

        Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalty.

        Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2008 and 2007 are appropriately accounted for in accordance with FIN 48 and SFAS No. 109 as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 18 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

        On December 31, 2006, we signed an agreement for the transfer of the assets, liabilities and operations related to our communication business to 012 Smile.Communications and we also signed an agreement for the transfer of the assets, liabilities and operations related to our media business to Smile.Media. Both transfers were contingent on the transfers being authorized as a tax free transfer by the Israeli Tax Authorities.

        Equity-based compensation expense. We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including the amount of share-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

        We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options.

        Valuation of financial instruments. Effective January 1, 2008, we adopted SFAS 157, “Fair Value Measurements,” and effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” except as it applies to the non-financial assets and non-financial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

—	Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

—	Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

—	Level 3 – Unobservable inputs which are supported by little or no market activity.

        The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

        Valuation of investments. Based on our intention with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of three investment categories under GAAP: trading, held-to–maturity, or available-for-sale. The classification of the investment may affect our reported results. For investments classified as trading, we are required to recognize changes in the fair values into income for the period reported. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. We classify our investments as trading or available-for-sale. We do not currently hold investments classified as held-to-maturity

        We periodically review our marketable securities for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is “other-than-temporary” as defined under FSP 115-1. Factors we consider to make such a determination include our intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral as applicable and the financial condition and near-term prospects of the issuer. If any impairment is considered “other-than-temporary,” we will write down the asset to its fair value and take a corresponding charge to our Consolidated Statement of Operations.

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

Results of Operations

        The following discussion of our results of operations for the years ended December 31, 2006, 2007 and 2008, including the percentage from revenues data in the following table, is based upon our consolidated statements of operations contained in our consolidated audited financial statements for those periods, and the related notes, included elsewhere in this report.

	Year ended December 31,
	2006	2007	2008
	(NIS in thousands as percentage of total revenues)

Revenues:

Communications	84	94	95
Media	16	6	5

Total revenues	100	100	100
Operating expenses:
Cost of revenues	62	68	68
Selling and marketing	19	15	15
General and administrative	8	6	6
Impairment and other charges	3	1	*

Total cost and expenses	92	90	89
Operating income	8	10	11
Financial expenses, net	5	5	10
Gain from issuance of shares in a subsidiary	-	10	-

Income before income taxes	3	15	*
Income tax expenses	*	4	1
Income (loss) after income tax expenses	3	11	(1)
Minority share in income	*	*	(1)
Company's share in net loss of investees	*	-	-

Net income (loss)	3	11	(2)

* Less than 1%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

    Revenues. Revenues decreased by 0.7% from NIS 1,176 million for the year ended December 31, 2007 to NIS 1,167 million ($307 million) for the year ended December 31, 2008. The decrease was primarily due to the decrease in hubbing services and the 12.7% decline in the 2008 NIS/dollar average exchange rate as compared to 2007 and the sale of our interest in MSN Israel Ltd. to Microsoft.

        Communications Revenues. Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 47% of our total revenues for the year ended December 31, 2008, increased by 14% from NIS 479 million for the year ended December 31, 2007 to NIS 547 million ($143.9 million) for year ended December 31, 2008. The increase was primarily due to our new local telephony services and the continued growth of our broadband customers base, which we believe will continue to be the main growth drivers in 2009.

        Traditional voice services revenues, which represented 48% of our total revenues for the year ended December 31, 2008, decreased by 11% from NIS 624.2 million for the year ended December 31, 2007 to NIS 557.2 million ($146.6 million) for the year ended December 31, 2008. The decrease was primarily due to the decrease in hubbing services and the appreciation of the NIS against the U.S. dollar in 2008, which reduced the NIS value of our hubbing services revenues that are paid in U.S. dollars. We do not expect traditional voice services revenues to further decrease in 2009, however; we cannot predict the influence of future currency fluctuations on this segment’s revenues.

        Media Revenues. Media revenues, which represented 5% of our total revenues for the year ended December 31, 2008, decreased by 13% from NIS 72.8 million for the year ended December 31, 2007 to NIS 63.1 million ($16.6 million) for the year ended December 31, 2008. The decrease in media revenues in 2008 was due to our sale of our interest in MSN Israel Ltd. to Microsoft. As a result of this sale, MSN Israel’s contribution to our revenues was for a nine month period compared to a twelve month period in the year ended December 31, 2007.

        Cost of Revenues

        Cost of Communications Revenues. Cost of communications revenues decreased by 1.3% from NIS 761.2 million for the year ended December 31, 2007 to NIS 751.4 million ($197.6 million) for the year ended December 31, 2008. The decrease is related primarily to the growth of the broadband segment which enjoys a lower level of expenses and to the decrease in hubbing services, which generate a high level of direct termination costs. Cost of communications revenues as a percentage of revenues decreased from 69% for the year ended December 31, 2007 to 68% for the year ended December 31, 2008, primarily as a result of the decrease in the percentage of revenues from traditional voice services out of total revenues. The provision of traditional voice services entails a higher cost of revenues compared to the provision of broadband services. Cost of revenues as a percentage of revenues is expected to decrease slightly in 2009, due to the increasing contribution of broadband services to our revenues mix.

        Cost of Media Revenues. Cost of media revenues increased by 16% from NIS 41.0 million for the year ended December 31, 2007 to NIS 47.7 million ($12.5 million) for the year ended December 31, 2008. The increase in cost of media revenues was primarily attributable to the growth of our eCommerce activities which have higher associated costs than the costs associated with advertising activities.

        Selling and Marketing Expenses. Our selling and marketing expenses stayed stable at NIS 176.2 million for the year ended December 31, 2007 and NIS 175.8 million ($46.2 million) for the year ended December 31, 2008. The decrease is primarily due to the sale of our interest in MSN Israel Ltd. to Microsoft Corp. and the reduction of our depreciation expenses compared to the year ended December 31, 2007. Our selling and marketing expenses as a percentage of revenue stayed stable at 15% for the years ended December 31, 2008 and 2007. We expect our selling and marketing expenses to remain constant in 2009, which we expect will account for a smaller percentage of our growing revenues.

        General and Administrative Expenses. Our general and administrative expenses stayed stable at NIS 69.8 million for the year ended December 31, 2007 and NIS 71.5 million ($18.8 million) for the year ended December 31, 2008. Our general and administrative expenses as a percentage of revenue stayed stable at 6% for the years ended December 31, 2008 and 2007. We expect our general and administrative expenses to remain at the same level as in the third and fourth quarters of 2008, which we expect will become a smaller percentage of our growing revenues.

        Impairment and Other Expenses (Income), Net. In the year ended December 31, 2008, we had NIS 5.6 million ($1.5 million) of other income, including NIS 12.8 million ($3.4 million) of income from the sale of our interest in MSN Israel to Microsoft Corp. and NIS 6.7 million ($1.8 million) of expenses relating to our merger with 012 Golden Lines, as compared to other expenses, net of NIS 14.6 million for the year ended December 31, 2007, which expenses are attributable to non-recurring expenses relating to our merger with 012 Golden Lines. The final charge in respect of the merger was recorded in the second quarter of 2008.

        Financing (Income) Expenses, Net. Financing expenses increased by 112% from NIS 57.5 million for the year ended December 31, 2007 to NIS 122.1 million ($32.1 million) for the year ended December 31, 2008. Our financing expenses in 2008 were primarily attributable to interest paid on loans from banks, linkage with the Israeli CPI and interest expense in respect of our two debenture offerings that took place in April 2005 and September 2007 and the debenture offering of our subsidiary 012 Smile.Communications that took place during the period March to May 2007. We also recorded financing expenses due to the write down of our marketable securities as a results of the global economic downturn. The increase in the financial expenses in 2008 was primarily due to financing expenses with respect to the NIS 425.0 million ($111.8 million) and NIS 423.0 million ($111.3 million) of debenture series that 012 Smile.Communications issued during the period March to May 2007 and that we issued in September 2007, respectively and the linkage of the interest and principal with the Israeli CPI which increased by 3.8% in the year ended December 31, 2008 compared to 3.4% in the year ended December 31, 2007.

        Gain from issuance of shares in a subsidiary. In the year ended December 31, 2007, we recorded a gain of NIS 120.3 million from the issuance of shares by 012.Smile Communications in its initial public offering.

        Income Tax Expenses. Our income tax expenses decreased from NIS 50.5 million for the year ended December 31, 2007 to NIS 14.6 million ($3.8 million) for the year ended December 31, 2008. The decrease was primarily attributable to the gain we recorded from the issuance of shares of our 012 Smile.Communications subsidiary initial public offering, which caused an income tax expense of NIS 30 million for the year ended December 31, 2007.

        Minority Share in Income. Minority share in income increased from NIS 1.3 million for the year ended December 31, 2007 to NIS 13.3 million ($3.5 million) for the year ended December 31, 2008. The increase was primarily attributable to the issuance of shares by our 012 Smile.Communications subsidiary in its initial public offering in October 2007.

        Net Income (loss). We reported a net loss of NIS 24.3 million ($6.4 million) for the year ended December 31, 2008 as compared to net income of NIS 124 million for the year ended December 31, 2007. Our loss in 2008 is primarily attributable to the high financial expenses we recorded. In the year ended December 31, 2007, we recorded a gain of NIS 120.3 million from the initial public offering of 012 Smile.Communications.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenues. Revenues increased by 188% from NIS 408.4 million for the year ended December 31, 2006 to NIS 1.2 billion for the year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

        Communications Revenues. Revenues from our broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 41% of our total revenues for the year ended December 31, 2007, increased by 162% from NIS 182.5 million for the year ended December 31, 2006 to NIS 479 million for year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

        Traditional voice services revenues, which represented 53% of our total revenues for the year ended December 31, 2007, increased by 290% from NIS 160 million for the year ended December 31, 2006 to NIS 624.2 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of 012 Golden Lines’ results for the first time.

        Media Revenues. Media revenues, which represented 6% of our total revenues for the year ended December 31, 2007, increased by 11% from NIS 65.9 million for the year ended December 31, 2006 to NIS 72.8 million, for the year ended December 31, 2007. The increase in media revenues in 2007 was due to the growth in the interactive advertising market and the increase in our eCommerce revenues.

        Cost of Revenues

        Cost of Communications Revenues. Cost of communications revenues increased by 242% from NIS 222.3 million for the year ended December 31, 2006 to NIS 761.2 million, for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. The increase is attributable to the expenses related to the growth in broadband services and the substantial growth in traditional voice services. Cost of communications revenues as a percentage of revenues increased from 65% for the year ended December 31, 2006 to 69% for the year ended December 31, 2007 primarily due to the increase in revenues from hubbing services for carriers, which historically have had higher associated network costs than the costs associated with the provision of traditional voice services to residential and business customers.

        Cost of Media Revenues. Cost of media revenues increased by 37% from NIS 30 million for the year ended December 31, 2006 to NIS 41 million, for the year ended December 31, 2007. The increase in cost of media revenues was primarily attributable to the increase in content and technology expenses that were associated with the increase in advertising revenues, and an increase in expenses related to the price of the products which are purchased by us in the eCommerce business.

        Selling and Marketing Expenses. Our selling and marketing expenses increased by 133% from NIS 75.6 million for the year ended December 31, 2006 to NIS 176.2 million for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. As a result of the integration, we reduced the amount spent on media advertisement and achieved additional efficiencies in managing our combined telemarketing and customer service operations. Our selling and marketing expenses as a percentage of revenue decreased from 19% for the year ended December 31, 2006 to 15% for the year ended December 31, 2007.

        General and Administrative Expenses. Our general and administrative expenses increased by 106% from NIS 34 million for the year ended December 31, 2006 to NIS 69.8 million for the year ended December 31, 2007. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time. Our general and administrative expenses as a percentage of revenues decreased from 8% for the year ended December 31, 2006 to 6% for the year ended December 31, 2007. This decrease was a result of the reduction in management costs and administrative expenses achieved as a part of our integration efforts.

        Impairment and Other Expenses (Income), Net. Our impairment and other expenses were NIS 12.8 million for the year ended December 31, 2006 and NIS 14.6 million for the year-ended December 31, 2007. These non-recurring expense primarily relate to expenses incurred in connection with 012 Smile.Communications’ merger with 012 Golden Lines.

        Financing Expenses, Net. Financing expenses increased by 176% from NIS 20.9 million for the year ended December 31, 2006 to NIS 57.5 million, for the year ended December 31, 2007. Our financing expenses in 2007 were primarily attributable to interest paid on loans from banks and interest expense in respect of our two debenture offerings that took place in April 2005 and September 2007 and the debenture offering of our subsidiary 012 Smile.Communications that took place during the period March to May, 2007. The increase in the financial expenses in 2007 was primarily attributable to the consolidation of 012 Golden Lines’ results for the first time and was also due to financing expenses with respect to the NIS 425 million and NIS 423 million of debenture series that 012 Smile.Communications issued during the period March to May, 2007 and that we issued in September 2007, respectively.

        Gain from Issuance of Shares in a Subsidiary. In the year ended December 31, 2007 we recorded a gain of NIS 120.3 million from the issuance of shares by our subsidiary, 012 Smile.Communications, in an initial public offering.

        Income Tax Expenses. Our income tax expenses increased from NIS 1.3 million for the year ended December 31, 2006 to NIS 50.5 million for the year ended December 31, 2007. Income taxes for the year ended December 31, 2007 include 012 Golden Lines’ income tax expenses. On May 9, 2007, the Israeli Tax Authorities issued a ruling authorizing the transfer of the communications business to be treated on a tax-free basis. Under the ruling, we will be able to utilize our accumulated tax losses.

        Company’s Share in Net Loss of Investees. In the year ended December 31, 2007, we consolidated the results of our subsidiary, Yahala. In the year ended December 31, 2006, we held Yahala as an investee company and recorded a net loss of NIS 0.3 million.

        Net Income. We reported net income of NIS 124 million for the year ended December 31, 2007 as compared to net income of NIS 11.1 million for the year ended December 31, 2006. The increase is related primarily to the consolidation of 012 Golden Lines’ results for the first time and the gain of NIS 120.3 million from the initial public offering of 012 Smile.Communications.

Seasonality

We have experienced seasonal variations in the revenues and operating results of our traditional voice segment. Historically, we have generated more revenues and profit in the third quarter of the fiscal year, which we believe is the result of extensive use of international telephony and roaming and signaling services during the summer vacation season, mainly in outgoing minutes and roaming services. Therefore, revenues from our traditional voice segment may continue to be higher in the third quarter, which in turn could result in our revenues being consistent or slightly down in the fourth quarter.

Conditions in Israel

        We and our subsidiaries are incorporated, based in and currently derive substantially all of our revenues from markets within the State of Israel. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Impact of Currency Fluctuations and Inflation

        Most of our revenues are denominated in NIS. Our purchases of international bandwidth and other international transactions are primarily in U.S. dollars, and most of our communications and advertising costs are in U.S. dollars. We also have U.S. dollar denominated liabilities, mostly rights of use leasing obligations for our international lines and from international carriers for voice traffic transactions. As a result, fluctuations in rates of exchange between NIS and the U.S. dollar may affect our operating results and financial condition.

        The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the depreciation or appreciation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation) rate %	Israeli inflation adjusted for depreciation (appreciation) %

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9

        The depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This depreciation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. During 2007 and 2008, the NIS appreciated against the U.S. dollar, which resulted in a decrease in the NIS value of our U.S. dollar revenues and expenses.

        Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

        To manage this risk, from time to time, we use derivative financial instruments such as forward currency contracts to hedge certain of its risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value.

        Effective Corporate Tax Rate

        Israeli companies are generally subject to income tax on their taxable income. The applicable rate for 2008 was 27%, it was reduced to 26% in 2009 and will be further reduced to 25% in 2010 and thereafter. For tax purposes, up to December 31, 2007, results of operations were measured in real terms. On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions. From 1992 through December 31, 2002, we incurred net operating losses. As of December 31, 2008, we had consolidated net loss carryforwards of approximately NIS 130 million (approximately $34.2 million). Under current Israeli tax laws, net loss carryforwards do not expire, and may be offset against future taxable income.

Recently Issued Accounting Standards

        In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations”, and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51. Statements 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except for the following provisions, which are required to be adopted retrospectively:

1)	Reclassify non-controlling interests from the “mezzanine” to equity, separate from the parent’s shareholders’ equity, in the consolidated statement of financial position. The amount to be classified to equity upon adoption of Statement 160 is NIS 190,472.

2)	Recast consolidated net income to include net income attributable to both the controlling and non-controlling interests.

        The adoption of Statement 141(R) will be applied prospectively to new acquisitions.

        In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133". Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact of Statement 161 on the disclosures about its hedging activities and use of derivatives.

        In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP FAS 142-3 will be applied prospectively to new acquisitions of intangible assets.

        In April 2009, the FASB issued three final Staff Positions (FSPs) intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. The FSPs are effective for interim and annual periods ending after June 15, 2009. FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly (FSP 157-4), provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements, and related to determining fair values when there is no active market or where the price inputs being used represent distressed sales. FSP 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP 115-2 and 124-2), provide additional guidance on presenting impairment losses on securities to bring consistency to the timing of impairment recognition, provide clarity to investors about the credit and noncredit components of impairment recognition, and provide clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The FSPs also require increased and more timely disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. We are still evaluating the impact of FSP 157-4, FSP 115-2 and 124-2, if any, but do not expect them to have a material impact on our financial position or results of operations.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Historically we financed the construction of our network and funded our operations principally from cash flows from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999. In April 2005, we completed an offering of NIS 220 million ($57.9 million) of debentures and warrants, in Israel, exclusively to Israeli residents. The debentures are scheduled to be repaid during the period April 2008 through April 2015, and are traded on the TASE. The interest rate of these debentures was 4%. The debentures are convertible into ordinary shares at a conversion price of NIS 50 ($13.2). As of December 31, 2008, NIS 103.7 million ($27.3 million) of the debentures had been converted into 2,592,247 shares. The warrants to purchase up to 2.5 million of our ordinary shares were exercised in full prior to October 15, 2007, their expiration date. Our proceeds from the exercise of such warrants totaled NIS 104 million ($27.4 million). The proceeds were used for general corporate purposes including working capital.

        During the period March to May 2007, 012 Smile.Communications issued a total of approximately NIS 425.0 million ($111.8 million) of non-convertible Series A debentures exclusively to institutional investors in Israel at par value. On November 2008, the Board of Directors of 012 Smile.Communications authorized the repurchase of up to NIS 100 million (approximately $26 million) of the Series A debentures. The purchases will be made from time to time by 012 Smile.Communications or one of its wholly-owned subsidiaries in the open market on the TASE. The timing and amount of any purchases will be determined by 012 Smile.Communications management based on its evaluation of market conditions and other factors.

        In September 2007, we completed an offering of Series B debentures that was made exclusively to Israeli residents. We raised a total of NIS 423.0 million ($111.2 million). The interest rate for the debentures, which are traded on the TASE, is 5%. On September 2008 Midrug Ltd., an Israeli financial rating company which is affiliated with Moody’s, reissued the A1 rating originally awarded to our Series B debentures.

        On November 2008 our Board of Directors authorized the repurchase of up to NIS 100 million (approximately $26 million) of our Series B debentures. The purchases will be made from time to time by us or one of our wholly-owned subsidiaries in the open market on the TASE. The timing and amount of any purchases will be determined by our management based on its evaluation of market conditions and other factors. As of December 31, 2008, we had repurchased NIS 5,714,370 of the Series B Debentures under the program at a total purchase price of approximately NIS 4.4 million (approximately $1.2 million), or an average price of NIS 0.763 per bond. As of December 31, 2008, NIS 417,285,370 of Series B Debentures were outstanding.

        In addition our Board of Directors authorized the purchase of up to NIS 50 million (approximately $13 million) of the Series A bonds of 012 Smile Communications. The purchases will be made from time to time by us or one of our wholly-owned subsidiaries in the open market on the TASE. The timing and amount of any bond purchases will be determined by our management based on its evaluation of market conditions and other factors. The purchase program may be suspended or discontinued at any time.

        These new programs are in addition to our existing share buyback programs announced on November 29, 2007 and on July 7, 2008, which authorized the repurchase of up to NIS 140 million ($36.8 million) of our ordinary shares and to the NIS 112 million ($29.5 million) convertible bond buyback program announced on January 28, 2008. As of December 31, 2008, we had repurchased NIS 11,024,053 of our Series A Debentures under the program at a total purchase price of approximately NIS 11.6 million (approximately $3.1 million), or an average price of NIS 1.048 per bond. As of December 31, 2008, NIS 91,845,026 of Series A Debentures were outstanding. As of December 31, 2008, we had repurchased 3,864,481 of our ordinary shares under the two programs for a total purchase price of approximately NIS 106.7 million (approximately $28.1 million), or an average price of NIS 27.60 (approximately $7.30) per share.

        As of December 31, 2007 and 2008, we had cash and cash equivalents as well as marketable securities of NIS 763.3 million and NIS 580.8 million ($152.8 million), respectively, and we had working capital of NIS 620.7 million at December 31, 2007 and of NIS 124.8 million ($32.8 million) at December 31, 2008.

        As of December 31, 2008, we had borrowings of NIS 52.2 million ($13.7 million) under our lines of credit with five banking institutions in Israel, and the unutilized portion of our lines of credit was NIS 71.8 million ($19.0 million). The lines of credit provide for interest at annual rates ranging from 5.25% to 5.5% and an average rate of 5.35%. In relation to these credit lines, we agreed not to pledge any of our assets to any person. In addition, pursuant to the terms of these credit lines, we require to maintain our ownership position in our subsidiary 012 Smile.Communications above 51%. These credit lines do not have a specified maturity date, but they may be called by each bank at any time.

        As of December 31, 2008, 012 Smile.Communications owed us NIS 111.3 million ($29.3 million) pursuant to a long term loan. As at December 31, 2008, the effective interest rate on this loan was 4.0%. This loan may not repaid as long as 012 Smile.Communications’ ratio of net debt, not including shareholder loans, to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. According to 012 Smile.Communications’ most recent financial statements for the quarter ended March 31 2009, this ratio is less than two.

        We made capital expenditures for property equipment and other assets of NIS 33.3 million in the year ended December 31, 2006, NIS 61.7 million in the year ended December 31, 2007 and NIS 59.1 million ($15.5 million) in the year ended December 31, 2008. Our consolidated capital expenditure plans for the year ending December 31, 2009 are estimated to be NIS 60.5 million ($15.9 million), mainly for continued integration of our network and construction of new hosting premises.

        012 Smile.Communications also entered into agreements for the purchase of ROU of international fiber optic cables to service the increasing bandwidth requirements of its broadband services customers. It made cash payments for ROU of international fiber optic cables of NIS 35.4 million in the year ended December 31, 2006, NIS 50.2 million in the year ended December 31, 2007 and NIS 25.8 million ($6.8 million) million in the year ended December 31, 2008. Furthermore, as of December 31, 2008, 012 Smile.Communications has commitments to purchase additional rights of use in the framework of the above agreements in the total amount of approximately NIS 56.2 million ($14.8 million) during 2009-2011. In addition, under the terms of the ROU agreements, we are committed to pay annual maintenance fees during the usage period. All payments under the ROU agreements are linked to the US dollar.

        We have also entered into various non-cancelable operating lease agreements for premises and motor vehicles. See note 20B(3) to the financial statements.

        Financing Arrangements

        The following table summarizes our bank debt as of December 31, 2006, 2007 and 2008:

	At December 31,
	2006	2007	2008
	(NIS in thousands)

Short-term:
Credit	11,090	21,716	34,852
Short-term bank loans	353,772	56,282	7,886
Current maturities of long-term loans	7,717	7,177	8,441

Total short-term debt	372,039	85,175	51,179

Long-term:
Long-term loans maturities	16,150	8,971	617

Total long-term debt	16,150	8,971	617

Total bank debt	388,189	94,146	51,796

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2006	2007	2008
	(NIS in thousands)

Net income	11,085	124,018	(24,295)
Other adjustments for non-cash items	53,970	58,021	234,038
Net changes in assets and liabilities	1,526	33,519	(24,756)

Net cash provided by operating activities	66,581	215,558	184,987
Net cash used in investing activities	(40,809)	(805,662)	(466,106)
Net cash provided by (used in) financing activities	32,746	879,891	(214,685)
Effect of exchange rate changes	(3,527)	(8,340)	(20,032)

Net increase (decrease) in cash and cash equivalents	54,991	281,447	(515,836)

        Net cash provided by operating activities was NIS 184.9 million ($48.6 million), NIS 215.6 million and NIS 66.6 million in the years ended December 31, 2008, 2007 and 2006, respectively. The decrease in net cash provided by operating activities in 2008 compared to 2007 was primarily due to our net loss from operations.

        Net cash used in investing activities was NIS 466.1 million ($122.6 million), NIS 805.7 million and NIS 40.8 million in the years ended December 31, 2008, 2007 and 2006, respectively. The decrease in the net cash used in investing activities in the year ended December 31, 2008 is mainly due to the payment of NIS 585.6 million of payables related to the 012 Golden Lines acquisition. In 2008, most of the cash used in investing activities was due to our investments in marketable securities.

        Net cash (used in) provided by financing activities was (NIS 214.7 million) ($56.5 million), NIS 879.9 million, and NIS 32.7 million in the years ended December 31, 2008, 2007 and 2006, respectively. Cash used in financing activities in 2008 included changes in short-term bank debt, payment of loans , repurchase of outstanding debentures and share buy back activities. In 2008, most of the cash used in financing activities was for payment of NIS 25.8 million ($6.8 million) in respect of long term financing arrangements, redemption of NIS 31.4 million ($8.3 million) of our debentures and convertible debentures and NIS 100.1 million ($26.3 million) used in our share buy back activities. Cash provided from financing activities in 2007 included NIS 299.4 million of proceeds from the initial public offering of 012 Smile.Communications, NIS 827.0 million from the issuance of two debenture series, NIS 104.0 million received from the exercise of 2,494,659 warrants and NIS 286.9 million decrease in our bank credit. Cash provided from financing activities in 2006 included an increase in short-term bank credit which was partially offset by the repayment of long-term loans under lease agreements for rights of use for international communication lines.

        Based on our current operating plan, we believe that our current financial resources will be sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        We have not sponsored any material research and development during the last three fiscal years.

D.	TREND INFORMATION

        We have experienced significant growth in the last few years. As part of our growth strategy, our 012 Smile.Communications subsidiary acquired one of its principal competitors, 012 Golden Lines, on December 31, 2006. With this acquisition, our total assets increased from NIS 502  million as at December 31, 2005 to NIS 1,943 million ($ 511.4 million) as at December 31, 2008. Our revenues increased to 1,167  million ($307 million) for the year ended December 31, 2008 from NIS 408 million for the year ended December 31, 2006, primarily due to the acquisition of 012 Golden Lines.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements, other than the operating lease obligations set forth in the table under Item 5F, “Operating and Financial Review and Prospect – Tabular Disclosure of Contractual Obligations.”

        In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2008 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by Period
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years
	(NIS in thousands)

Long-term debt obligations	1,210,543	141,068	364,581	337,322	367,572
Payments in respect of long-term
financial arrangements	82,985	22,207	38,997	21,780	-
Purchase of ROUs of fiber optic
cables	76,059	22,195	33,999	14,448	5,418
Operating lease obligations	65,134	17,437	29,194	8,938	9,566
Purchase obligations	3,915	3,915	-	-	-
Obligations for operations and
maintenance of fiber optic cables	401,710	26,194	53,558	55,019	266,940
Total	1,840,347	233,017	520,329	437,506	649,495

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME	AGE	POSITION

Shaul Elovitch (1)	61	Chairman of the Board of Directors
Eli Holtzman (1)	60	Director, Chief Executive Officer and Chief Executive Officer of Smile.Media
Yossef Elovitch	57	Director
Ronit Gotliv (2)(3)	55	Outside Director
Orly Guy (2)(3)	48	Outside Director
Aliza Schloss (1)(3)	55	Director
Anat Winner (1)(2)(3)	49	Director
Doron Turgeman (1)	41	Deputy Chief Executive Officer and Chief Financial Officer
Stella Handler	47	Chief Executive Officer of 012 Smile.Communications
Doron Ilan	41	Chief Financial Officer of 012 Smile.Communications

(1) Director of 012 Smile.Communications
(2) Member of our Audit Committee
(3) Member of our Investment Committee

        Mr. Shaul Elovitch will serve as a Class A director until our 2009 annual general meeting of shareholders. Messrs. Eli Holtzman and Yossef Elovitch will serve as Class B directors until our 2010 annual general meeting of shareholders. Ms. Anat Winner and Ms. Aliza Schloss will serve as Class C directors until our 2011 annual general meeting of shareholders. Ms. Orly Guy and Ms. Ronit Gotliv will each serve as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until July 2011 (see Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside and Independent Directors – Outside Directors”).

        Shaul Elovitch has served as the chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company,since 1985. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E.G.R.E. Ltd. Mr. Elovitch has served as chairman of the board of directors of our subsidiaries Smile.Media and 012 Smile.Communications Ltd. since 2000. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

        Eli Holtzman co-founded our company and has been our chief executive officer since 1992 and a director since July 1999. Mr. Holtzman serves as chief executive officer of Smile.Media and serves as the vice chairman of the board of directors of 012 Smile.Communications. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University.

        Yossef Elovitch has served as a director since 1993. Mr. Elovitch has served as director of Eurocom Communications since 1985. Mr. Elovitch serves as a director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

        Ronit Gotliv has served as an outside director since July 2005 and is a member of our audit committee. Ms. Gotliv serves as a managing partner of R. Gotliv and Co., a Tel Aviv law firm specializing in commercial law, corporate law and real estate law. From 1984 to 1999, Ms. Gotliv was employed as an attorney at B.A. Gotliv – Law Offices. Ms. Gotliv holds an LL.B. degree from Tel Aviv University and is a member of the Israel Bar Association.

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

        Aliza Schloss has served as a director since July 2005. Ms. Schloss has served as a director of 012 Smile.Communications since January 2008. Ms. Schloss has served as an Executive Vice President of the Eurocom group since March 2009 and as director and/or officer of various other companies within the Eurocom group since 2005. Ms. Schloss also serves as a member of the board of directors of Satcom Systems Ltd. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairmen of the audit committee and member of various committees of Bezeq The Israel Telecommunication Corp., Ltd. Ms. Schloss holds a Ph.D. degree in Political Science and Public Administration from the Hebrew University of Jerusalem. Ms. Schloss also holds an M.A. degree in Political Science and an M.P.A. degree in Public Administration, both from the Hebrew University of Jerusalem, and a B.Sc. degree in Biology from the Ben-Gurion University of the Negev.

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

        Doron Turgeman has served as our deputy chief executive officer since October 2004 and as our chief financial officer and vice president of finance since May 2001. Mr. Turgeman also serves as deputy chief executive officer and chief financial officer of Smile.Media. Mr. Turgeman also provides financial services to Eurocom Digital Communications. Mr. Turgeman has served as a director of 012 Smile.Communications since January 2008. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant (Israel).

        Stella Handler has served as 012 Smile.Communications’ chief executive officer since January 2007. Prior thereto and from 1997, Ms. Handler was employed by 012 Golden Lines and served as its chief executive officer from 2002. From 1992 to 1997, Ms. Handler served as the Head of Subsidiary Companies Division of Bezeq The Israel Telecommunication Corp., Ltd., responsible for control, management and operations of all subsidiary companies. Ms. Handler holds an M.B.A. in Business Administration and an M.A. in Economics, both from the Hebrew University of Jerusalem.

        Doron Ilan has served as 012 Smile.Communications’ chief financial officer since January 2007. Prior thereto and from 1998, Mr. Ilan was employed by 012 Golden Lines and served as its chief financial officer and vice president-finance since 2003. Prior to joining 012 Golden Lines, he worked for five years at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Ilan holds an M.B.A. and a B.A. in Economics and Accounting, both from Bar-Ilan University, Tel Aviv. Mr. Ilan is also a certified public accountant in Israel.

B.	COMPENSATION

        The aggregate amount of compensation paid during 2008 to all of our directors and executive officers as a group (10 persons) for services in all capacities was approximately $2.3 million. This amount includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2008, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $701,216.

        During the year ended December 31, 2008, we paid to each of our outside directors, as well as to Ms. Winner, an independent director, an annual fee of NIS 46,976 ($12,356) and a per meeting attendance fee of NIS 1,660 ($437). Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors. All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors and audit committee attended.

        We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the process for compensation of officers, since we are a controlled company, within the meaning of NASDAQ Marketplace Rule 4350(c)(5). See below in this Item 16G. “Corporate Governance.”

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

        The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least two director must have “accounting and financial expertise.” Our Board of Directors has further determined that Mr. Shaul Elovitch, Ms. Aliza Schloss Ms. Orly Guy and Ms. Anat Winner have the requisite “accounting and financial expertise.”

        We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5). See Item 16G. “Corporate Governance.” Instead, we follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

Potential Conflicts of Interest

        Some of our directors also serve in various capacities for entities affiliated with Eurocom Communications and its affiliates. These relationships may give rise to conflicts of interest from time to time relating to (1) contracts, (2) corporate opportunities, and (3) use of directors’ time and expertise. We have not adopted any formal plan or procedures to address such conflicts of interest and intend to review all related party transactions on a case-by-case basis. Under Israeli law, certain approvals are required for related party transactions (see below in this Item 6C. “Directors, Senior Management and Employees – Board Practices – Fiduciary Duties; Approval of Related Party Transactions under Israeli Law”).

Outside and Independent Directors

        Outside Directors. The Israeli Companies Law requires public companies incorporated under the laws of the State of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment to serve as an outside director any affiliation with the company, its controlling shareholder or any entity controlled by the Company or its controlling shareholder. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an “office holder,” as defined in the Israeli Companies Law.

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

        At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualification.”

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

        Ms. Orly Guy and Ms. Ronit Gotliv each serve as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until July 2011.

        Independent Directors. NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

        As a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), we are exempt from the NASDAQ Marketplace Rule, which requires that a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. See Item 6.C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Exemptions for a Controlled Company.” If the “controlled company” exemption would cease to be available to us under NASDAQ Marketplace Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

        Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.

        Our board of directors has determined that each of Ms. Guy and Ms. Gotliv (both outside directors under Israeli law) and Ms. Anat Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ Marketplace Rules.

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

        Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Ms. Guy, Ms. Gotliv and Ms. Winner, who serves as the chairperson of the audit committee. Our Board of Directors has determined that Ms. Winner qualifies as an audit committee financial expert. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.igld.com.

Investment Committee

        Our board of directors has established an investment committee, consisting of four members of our Board of Directors, Ms. Orly Guy, Ms. Ronit Gotliv, Ms. Anat Winner and Ms. Aliza Schloss. The Investment Committee is responsible for executing our company’s investment policy as determined by our board of directors from time to time.

Internal Auditor

        Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. The internal auditor must meet certain statutory requirements of independence. In determining the ownership or voting interest of a person, Israeli law is expansive and aggregates that person’s direct and indirect holdings, including the holdings of certain affiliates, relatives and associates. Mr. Ilan Chaikin currently serves as our internal auditor.

Directors’ Service Contracts

        We have entered into an agreement with a company wholly-owned by Mr. Holtzman, a director, under which Mr. Holtzman serves as our chief executive officer. In the event we terminate the agreement for any reason, Mr. Holtzman’s company will be entitled to an amount equal to four monthly payments under the agreement. See Item 7C. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

Insurance for Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holders with respect to an act or omission performed by the office holder in such capacity for:

—	a breach of the office holders duty of care to the company or another person;

—	a breach of the office holders duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company’s interests; and

—	a financial liability imposed upon the office holder in favor of another person.

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

        We have a directors’ and officers’ liability insurance policy with liability coverage of up to $5 million per claim and in the aggregate. At our 2007 annual general meeting of shareholders, our shareholders approved a framework agreement for the renewal, extension and or replacement from time to time of our directors’ and officers’ liability insurance policy, under which (i) the annual aggregate premium of any new policy may not exceed 30% of the previous year’s aggregate premium; (ii) the aggregate coverage limit per claim under any new policy may not exceed an amount representing an increase of 20% in any year, as compared to the previous year’s aggregate coverage limit; and (iii) any new policy may not be entered into after 2012, and our Audit Committee and Board of Directors must approve that any new policy is in accordance with the foregoing terms and conditions.

        In addition, our directors and officers are insured under an excess policy procured jointly with 012 Smile.Communications, with aggregate joint coverage of up to $5 million per claim and in the aggregate, in excess of the respective policies procured by each of us and 012 Smile.Communications.

        In October 2003, we undertook to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5,000,000, to the extent that their liability is not covered under our directors’ and officer’ liability insurance coverage. Our indemnification undertaking will automatically expire in the event we increase coverage under the directors’ and officers’ liability insurance policy to $10,000,000 or more. In the event that coverage under the policy is increased, the indemnification amount will decrease by the same amount, until expiration.

D.	EMPLOYEES

        At December 31, 2008, we and our wholly-owned subsidiaries employed 72 full-time employees and 16 part time employees, all of which were based in Israel. Of such 88 employees, 39 employees were employed in marketing and sales, 23 employees were employed in finance, operations, human resources and administration, 10 employees were employed in technical and portal maintenance, and 16 employees were employed in customer service.

        In addition, at December 31, 2008, our majority-owned subsidiary, 012 Smile.Communications, employed 504 full-time employees and 1,211 part-time employees, all of which were based in Israel. Of such 1,715 employees, 219 employees were employed in marketing and sales, 120 employees were employed in finance, operations, human resources and administration, 576 employees were employed in technical support and training, 659 employees were employed in customer service and 141 employees were employed in technical administration.

        At December 31, 2007, we and our wholly-owned subsidiaries employed 72 full-time employees and 24 part time employees, all of which were based in Israel. Of such 96 employees, 46 employees were employed in marketing and sales, 28 employees were employed in finance, operations, human resources and administration, 9 employees were employed in technical support and training, and 13 employees were employed in customer service.

        In addition, at December 31, 2007, our majority -owned subsidiary 012 Smile.Communications employed 511 full-time employees and 1,200 part-time employees, all of which were based in Israel. Of such 1,711 employees, 217 employees were employed in marketing and sales, 119 employees were employed in finance, operations, human resources and administration, 565 employees were employed in technical support and training, 628 employees were employed in customer service and 182 employees were employed in technical administration.

        In addition, at December 31, 2007, our then 50.1%-owned subsidiary MSN Israel Ltd. employed 63 full-time employees. Of such employees, 41 employees were employed in marketing, sales and business development, eight employees were employed in finance, operations, human resources and administration and 14 employees were employed in the technical division.

        At December 31, 2006, we and our wholly-owned subsidiaries employed 624 full-time employees and 1,325 part-time employees, all of which were based in Israel. Of such 1,949 employees, 430 employees were employed in marketing and sales, 164 employees were employed in finance, operations, human resources and administration, 601 employees were employed in technical support and training, 504 employees were employed in customer service and 250 employees were employed in technical administration.

        Israeli labor laws and regulations are applicable to all of our employees. Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment by our company. For those of our employees who are entitled to a pension arrangement, we fund future severance pay obligations by contributing to managers’ insurance or other pension arrangements in the amount of up to 8.3% of the employee’s wages. A provision in our financial statements covers severance pay to those employees who are not entitled to managers’ insurance or other pension arrangements. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The total payments to the National Insurance Institute are equal to approximately 17.7% of an employee’s wages (up to a specified amount), of which the employee contributes approximately 12% and the employer contributes approximately 5.7%.

        We enter into personal employment agreements with our employees on either a monthly (in most cases, for full-time positions) or hourly basis. Employment agreements with most of our employees are at will. Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.

        Our employees are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.Share Ownership

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of June 22, 2009 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Shaul Elovitch (3)(4)	12,683,135	69.79%
Eli Holtzman (3)	172,118	*
Doron Turgeman (3)	-	-
Stella Handler (5)	-	-
Yossef Elovitch (3)(4)	-	-
Ronit Gotliv (3)	-	-
Orly Guy (3)	-	-
Aliza Schloss (3)	-	-
Anat Winner (3)	-	-
All directors and executive officers as a
group (9 persons)	12,855,253	70.74%

* Less than 1 percent

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 18,172,838 ordinary shares outstanding as of June 22, 2009 (not including 5,345,568 ordinary shares held as treasury stock).

(3)	The business addresses of Messrs. S. Elovitch, Y. Elovitch, Holtzman and Turgeman and Ms. Gotliv, Ms. Guy, Ms. Winner and Ms. Schloss and is c/o Internet Gold – Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva, Israel.

(4)	Eurocom Communications, our controlling shareholder, holds 12,683,135, or 69.79%, of our ordinary shares as of June 22, 2009. Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held by Eurocom Communications.

(5)	The business addresses of Ms. Handler is c/o 012 Smile.Communications, 25 Hasivim St., Kiryat Matalon, Petach Tikva, Israel.

Stock Option Plans

2005 Stock Option Plan

        In 2005, we established the 2005 Israeli Share Option Plan, or the 2005 Plan, which complies with the amended Section 102 of the Israeli Income Tax Ordinance, and authorizes the grant of options to purchase up to 540,000 of our ordinary shares with an exercise price of $4.50 per share. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2005 Plan. The 2005 Plan has a term of seven years and will terminate in July 2012. The execution of the 2005 Plan is subject to final approval by our board of directors. The board has not approved the final terms of the 2005 Plan and no grants have been made under the 2005 Plan.

        Tax Treatment. The provisions of our 2005 Plan are designed to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2005 Plan will be taxable under the “capital gains route.” Pursuant to this route, the profit realized by an employee will be taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the end of such period, any profit is re-characterized as ordinary income.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        Eurocom Communications is the direct holder of 69.79% of our outstanding shares. Accordingly, Eurocom Communications controls our company.

        The following table sets forth certain information as of June 22, 2009, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Eurocom Communications (3)	12,683,135	69.79%
Clal Insurance Enterprises Holdings Ltd. (4)	1,486,061	8.18%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 18,172,838 ordinary shares outstanding as of June 22, 2009 (not including 5,345,568 ordinary shares held as treasury stock)

(3)	Eurocom Communications, our controlling shareholder, holds 12,683,135, or 69.79%, of our ordinary shares as of June 22, 2009. Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held by Eurocom Communications.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2009. The percentages shown are based on 18,172,838ordinary shares outstanding as of June 22, 2009 (not including 5,345,568 ordinary shares held as treasury stock)

Significant Changes in the Ownership of Major Shareholders

        In February 2007, Euronet Communications Ltd. received court approval to transfer all of its shares in our company (12,683,135 ordinary shares) to Eurocom Communications, our controlling shareholder, as part of reorganization procedures in the Eurocom group. The transfer was made retroactively as of December 26, 2006, after receiving a ruling from the Israeli Tax Authority.

        As a result of our repurchase of 5,345,568 of our ordinary shares in the open market during the period from December 13, 2007 to June 22, 2009, the percentage of our ordinary shares held by Mr. Shaul Elovitch increased from 53.93% as of December 13, 2007 to 69.79% as of June 22, 2009. See Item 16E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 23, 2009, there were 35 holders of record of our ordinary shares, of which 31 record holders holding approximately 34.95% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 34.92% of our outstanding ordinary shares as of such date).

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

Certain Related Party Transactions

        012 Smile.Communications provides broadband and traditional voice services to related parties at market terms and prices. During the years ended December 31, 2006, 2007 and 2008, our consolidated revenues from the Eurocom group were NIS 1.3 million NIS 3.1 million and NIS 5.4 million ($1.3 million), respectively. We expect that 012 Smile.Communications will continue to provide such services in the future.

        In addition, we receive and render various services and products to and from related parties at market rates and in the ordinary course of business. None of these transactions are material to us or to our related parties. If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms. In addition, generally we will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

Registration Rights Agreement with Eurocom Communications

        In July 1999, we entered into a registration rights agreement with Euronet Communications (which was subsequently assigned to Eurocom Communications) and our other then existing shareholders granting them the right to register their ordinary shares under the Securities Act of 1933, as amended. The registration rights include unlimited rights to request that their shares be included in any underwritten public offering of our ordinary shares (excluding any registration of employees’ shares on Form S-8 or a similar form). Additionally, as of February 4, 2000, the holders of a majority of such shares are entitled to demand, up to three times in aggregate, that we register their shares. As of August 4, 2000, the holders of a majority of these shares are also entitled to request that we effect a registration of their shares on a shelf registration statement once in any 12-month period, up to three times in aggregate. All expenses incurred in connection with such registrations, other than underwriters’ and brokers’ discounts and commissions, will be payable by us.

Execution Services Agreement with Eurocom Capital Finance Ltd.

        In November 2007, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides us with various financial services. Under the agreement, Eurocom Capital handles the execution of investments in our capital, pursuant to direct instructions from our chief executive officer. In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. Eurocom Capital has agreed to act to preserve our financial resources according to a policy that will be set by our management and approved by the board of directors. We paid Eurocom Capital NIS 768,000 ($202,000) for the year ended December 31, 2008 and NIS 45,000 for the months of November and December 2007.

Agreement with Eurocom Capital Underwriting Ltd.

        At our 2007 annual general meeting of shareholders, our shareholders approved a framework agreement with Eurocom Capital Underwriting Ltd., or Eurocom Underwriting, according to which our management is authorized, without the need to obtain further shareholder approval, to enter into, from time to time, underwriting and/or management and/or marketing and/or distribution agreements with Eurocom Underwriting or any group of underwriters which includes Eurocom Underwriting, for the purpose of private and/or public issuances of our securities. Eurocom Underwriting is controlled by Mr. Shaul Elovitch, our controlling shareholder and chairman of our Board of Directors. Under the framework agreement:

—	The firm commitment of Eurocom Underwriting in any underwritten offering may not exceed 15% of any such offering. The underwriting discounts, commissions and fees for any underwritten offering will be on reasonable market terms.

—	Eurocom Underwriting will be entitled to a management and/or lead and/or participation fee in an amount to be set forth in each agreement entered into under the framework agreement, according to its role under each such agreement, subject to applicable law and upon reasonable market terms.

—	Under any agreement entered into under the framework agreement, we may agree to indemnify Eurocom Underwriting, under reasonable market terms, provided that the same terms apply to all other underwriters, for (i) any monetary liability incurred as a result of a court decision or settlement to which we agree in writing, for a claim under any securities law that the offering documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (ii) reasonable legal costs, including attorneys’ fees, expended as a result of such proceedings.

—	The terms of each agreement entered into under the framework agreement will be reasonable and on market terms.

—	Eurocom Underwriting will not be entitled under any agreement entered into under the framework agreement to determine pricing for an offering.

—	No agreement entered into pursuant to the framework agreement may be entered into after December 31, 2012.

—	Any agreement pursuant to the framework agreement is subject to the specific approval of our Audit Committee and Board of Directors.

        We paid to Eurocom Capital Underwriting Ltd. an aggregate amount of NIS 1.9 million in consideration for its services provided in connection with the debenture offerings of our company and of Smile.Communications in 2007. No amounts were paid under the agreement in 2008.

Related Party Transactions of Smile.Media

        In 2006, 2007 and 2008, our wholly-owned subsidiary Smile.Media purchased NIS 1,064,000, NIS 126,500 and NIS 95,000 ($24,987), respectively, of advertising time from Radius Broadcasting Ltd., at market terms and prices. Radius Broadcasting is a subsidiary of Media Holdings EU Ltd., which is 85% indirectly held by Eurocom Communications (on a fully-diluted basis).

        Smile.Media also has a cooperation marketing agreement with Radius Broadcasting Ltd. regarding an internet media project. The amounts of this agreement are immaterial.

        In 2007 and 2008, Smile.Media paid Eurocom Digital Communication Ltd. (formerly Eurocom Marketing), which is indirectly controlled by Eurocom Communications, our controlling shareholder, approximately NIS 500,000 and NIS 1,925,000 ($506,000) for purchase of various products for sale on its eCommerce website P1000, as part of it core and current activities, at market terms and prices.

        In 2006, 2007 and 2008, Smile.Media paid Trans-Global PTE Ltd. (formerly Eurocom Digital Systems Ltd.) approximately NIS 59,000 , NIS 200,000 and NIS 441,000 ($116,000) for the purchase of various products for sale on its eCommerce website P1000, as part of it core and current activities, at market terms and prices.

        In 2008, D.M. (3000) Engineering Ltd., which is controlled by the Eurocom group, paid Smile.Media NIS 33,000 ($8,680) for car usage leasing services and NIS 23,000 ($6,049) for purchased equipment.

        Mr.Dani Elovitch, Mr. Yossef Elovitch’s son, is employed as head of the eCommerce division of Smile.Media.

Agreements with 012 Smile.Communications

Intercompany Loans.

        We historically financed the principal acquisitions and investments of 012 Smile.Communications through interest bearing intercompany loans. In connection with 012 Smile.Communications’ acquisition of 012 Golden Lines, we provided 012 Smile.Communications with additional long-term financing, which amounted to NIS 111 million ($29 million) at December 31, 2008, bearing interest at the Prime rate published from time to time by the Bank of Israel, which was 4% as of December 31, 2008. We may call the loan beginning October 1, 2008. 012 Smile.Communications may not repay any of the loans we provided to it as long as its ratio of net debt (defined as bank debt, debentures, debt with respect to the ROU, dividend to be announced, net cash, cash equivalents and short term investments), not including shareholder loans, to EBITDA (defined as earnings before financial expenses, taxes on income, depreciation and amortization), is more than two for the last four quarters. In addition, and provided that the loans we provided will bear any interest, such interest will accumulate and be paid by 012 Smile.Communications only upon any partial repayment of the principal amount of the loans, and only with respect to the such repaid amount. For more detail, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Intercompany Agreements.

        In February 2008, 012 Smile.Communications entered into an execution services agreement with Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides 012 Smile.Communications with various financial services. Under the agreement, Eurocom Capital handles the execution of the financial investments of 012 Smile.Communications pursuant to direct instructions from our chief financial officer, which is based on a policy that was established by its management and approved by the Board of Directors of 012 Smile.Communications. In consideration for these services, 012 Smile.Communications agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. 012 Smile.Communications paid Eurocom Capital an aggregate amount of NIS 261,000 ($69,000) in fees for its services in 2008.

        012 Smile.Communications provides broadband and traditional voice services to companies affiliated with the Eurocom group at its customary rates and charges. During the years ended December 31, 2007 and 2008, 012 Smile.Communications revenues’ from the Eurocom group, not including our company were NIS 2.5 million and NIS 5.3 million ($1.4 million ), respectively. 012 Smile.Communications’ revenues from our company in those two years were NIS 0.4 million and NIS 1.5 million ($0.4 million ), respectively.

        During the years ended December 31, 2006, 2007 and 2008, 012 Smile.Communications paid Eurocom Digital Communications Ltd. NIS 0.1 million,, NIS 1.3 million and NIS 1.8 million ($473,000), respectively, for the purchase of telephone devices and TV monitors, including equipment maintenance and repair services, all at market terms and prices.

        During the years ended December 31, 2007 and 2008, 012 Smile.Communications purchased from Trans-Global Industries Pte Ltd, a company controlled by the Eurocom group, telephone devices and other telephone equipment at market terms and prices, in the aggregate amounts of NIS 0.1 million and NIS 6.9 million ($1.8 million), respectively.

        During the years ended December 31, 2006, 2007 and 2008, 012 Smile.Communications paid Gilat Satcom Ltd., a company controlled by Mr. Shaul Elovitch, the aggregate amounts of NIS 2.4 million, NIS 8.4 million and NIS 1.2 million ($315,000), respectively, for international call related services at market terms and prices.

        In June 2008, 012 Smile. Communications acquired the international communication agreements of UUNET as of January 2008, from our fully owned subsidiary, Internet Gold International Ltd., or IGI, in consideration of NIS 3,035,000 ($798,000). Under the agreement with UUNET, IGI provided communications and IP services for international Israeli costumers that have affiliated branches outside Israel.

        We have agreed with 012 Smile.Communications to mutually share certain information in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the separation of 012 Smile.Communications from us. 012 Smile.Communications has also agreed to provide mutual access to historical records relating to businesses that may be in our possession.

        Under an agreement we entered into with 012 Smile.Communications, it will provide us, at our request, with those communication services that we may wish to utilize at market prices. Smile.Media has agreed to provide 012 Smile.Communications, at its request, with all media and content services that Smile.Media provides at market prices. Provisions of this agreement relating to services may be terminated upon three months’ notice.

Indemnification Agreement

        On December 31, 2006, 012 Smile.Communications transferred certain media assets, including P1000.co.il, an Internet eCommerce website, to our wholly-owned subsidiary, Smile.Media, as part of its internal restructuring for no consideration. In connection with the transfer, 012 Smile.Communications agreed to hold Smile.Media harmless for any liabilities relating to such assets which accrued prior to the transfer. In September 2007, Smile.Media was named as one of a number of defendants in a purported class action suit in Israel, which alleges that Smile.Media, as the operator of the P1000.co.il eCommerce website and the owners of the other five leading eCommerce websites in Israel, fabricated online auction results. The total amount of the claim is unknown at this time. We have agreed to hold 012 Smile.Communications harmless in the event the class action is permitted to move forward and any liability is imposed upon 012 Smile.Communications with respect to any other claims arising out of the transfer of the assets.

Registration Rights Agreement with 012 Smile.Communications

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

Chief Executive Officer Employment Agreement

        On June 15, 2000, we entered into an employment agreement with Mr. Eli Holtzman, our chief executive officer and a member of our board of directors, which was terminated in July 2002 and replaced by an agreement with a company wholly-owned by Mr. Holtzman. Pursuant to the agreement, such company will provide us with the services of Mr. Holtzman as our chief executive officer. The agreement contains certain non-competition and confidentiality provisions. In the event we terminate the agreement for any reason, Mr. Holtzman’s company will be entitled to an amount equal to four monthly payments under the agreement. The term of the agreement will continue until such time it is terminated by us, subject to us providing 90-days prior notice and immediately in the event of termination for cause. Mr. Holtzman’s company may terminate the agreement on 90-days notice.

Financial Services Agreement with Eurocom Digital

        On January 25 2009, we entered into an agreement with Eurocom Digital, a private company controlled by Mr. Shaul Elovitch, according to which Mr. Doron Turgeman, our chief financial officer, will provide Eurocom Digital with financial services. In consideration for his services, Eurocom Digital will bear a portion of the employment cost of Mr. Turgeman.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See the consolidated financial statements, including the notes thereto, beginning of page F-1 and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

        We are involved in legal proceedings and other claims from time to time, including disputes with customers, commercial disputes with third parties with whom we do business and disputes with government entities. The disputes with customers include purported class actions regarding claims. Two legislative changes, the adoption of the Israeli Class Actions Law in 2007 and the 2005 amendment to the Consumer Protection Law, include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to damages incurred prior to the effective dates of the law and the amendment, reducing the minimal requirements for certification of a class action suit and broadening and loosening the qualifications to be the leading plaintiff in a class action lawsuit. These laws have increased and may increase further, the number of requests for certification of class action lawsuits against us and have increased and may increase further, our legal exposure as a result of such class action lawsuits and our legal costs in defending against such suits.

        The following is a summary of our and our subsidiaries material litigation.

        On January 27, 2002, 012 Golden Lines (which was subsequently merged into 012 Smile.Communications) filed a claim for NIS 53 million ($14 million) and for mandamus orders against Bezeq and Bezeq International claiming that Bezeq and Bezeq International interfered with its entry into the international telecommunications market. In April 2002, Bezeq and Bezeq International filed their statements of defense, together with a third-party notice against the Ministry of Communications. On January 2009, 012 Smile.Communications filed a motion to amend the claim to increase the damages sought to NIS 77 million ($20 million).

        In 2003, Bezeq requested a “collection commission” from 012 Golden Lines in the amount of approximately NIS 6.0 million for completion of international calls made from card-operated public telephones in the years 1997-2002. On June 2004, Bezeq unilaterally deducted this amount from amounts accruing to 012 Golden Lines. On January 4, 2007, the Ministry of Communications determined that Bezeq is not entitled to the “collection commission” and that the deduction was unlawful. The Ministry of Communications ordered Bezeq to refund all of the amounts it deducted (including interest and linkage increments). Bezeq filed an administrative appeal with the Tel Aviv – Jaffa District Court against the Ministry of Communications’ determination, which was dismissed on the grounds of lack of jurisdiction. Bezeq appealed to the Supreme Court and contemporaneously filed an administrative petition. Bezeq’s appeal was denied in March 2009. Following the Supreme Court ruling, Bezeq contacted 012 Smile.Communications to seek a settlement. Such negotiations have not been finalized.

        On January 2, 2005, a claim was submitted against 012 Golden Lines (which was subsequently merged into 012 Smile.Communications) and three other companies regarding the alleged infringement of Israeli Patent No. 76993 of November 10, 1985, or the Patent, claiming unjust enrichment, breach of statutory duties and conversion, or the 2005 Claim. The plaintiffs’ demands include payment of amounts of income generated from exploitation of the Patent, payment of reasonable royalties for exploitation of the Patent, punitive damages, litigation costs and attorneys’ fees, and payment of linkage differentials and interest from the date of creation of the debt until the date of actual payment. The 2005 Claim states that the monetary amount cannot be determined at this stage and that it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice against the providers of the telecommunications systems allegedly infringing the patent, or the Third Party Defendants, seeking indemnification and compensation for any liability that may be imposed in the context of the 2005 Claim, or the Third Party Proceedings. The plaintiffs have also initiated similar proceedings against other telecommunication companies in other countries including, the United Kingdom and the United States. Some telecommunication companies, including one of the initial defendants named in this 2005 Claim, have settled with the plaintiffs, whereas other telecommunication companies have refused to settle and are continuing to litigate. On May 23, 2008, the England & Wales High Court of Justice, Chancery Division, Patents Court, declared that the plaintiffs’ corresponding English patent is invalid on the grounds of obviousness and excluded matter. On May 20 2009, the Court of Appeals dismissed the appeal and affirmed the lower court decision on the grounds of obviousness. The District Court scheduled a pre-trial hearing for July 12 2009, and the parties agreed that all preliminary proceedings (e.g. discovery requests and interrogatories) will be completed no later than the pre-trial date. One of the Third Party Defendants is Nortel Networks Israel (Sales and Marketing) Ltd., or Nortel Israel. In a separate proceeding, on January 19, 2009, the District Court of Tel Aviv – Jaffa issued an ex parte order according to which all legal proceedings to which Nortel Israel is a party, including the Third Party Proceedings, are stayed. Such stay of proceeding was extended several times and is currently in force until August 30, 2009, and a hearing in this matter is scheduled for such date. The District Court also appointed two trustees for the purpose of reaching an arrangement among the creditors. On February 25, 2009, 012 Smile.Communications and another defendant in the 2005 Claim filed a motion with the District Court of Tel Aviv – Jaffa requesting that it allow 012 Smile.Communications and the other applicant to continue the Third Party Proceedings against Nortel Israel. On March 10, 2009, Nortel Israel’s trustees submitted their response and on March 19, 2009, 012 Smile.Communications submitted its reply. On March 22, 2009, the Court ordered the receiver in the matter to submit its position before any decision on this matter is rendered by the Court, which submission is due on June 17, 2009 012 Smile.Communications has included a provision for the 2005 Claim in its consolidated financial statements which, according to management’s estimation, is sufficient to cover any possible losses.

        In February 2008, a motion to certify a class action was filed with various District Courts in Israel against several international telephony companies including, 012 Smile.Communications, with respect to prepaid calling card services. The plaintiffs allege that: (i) the defendants unlawfully charged consumers in excess of the tariffs published by them, (ii) the prepaid calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards, (iii) the defendants deduct from the prepaid calling card the time spent when a user unsuccessfully attempts to make a call utilizing the card, (iv) the defendants calculate and collect payment not by units of round minutes indicated, (v) the defendants provide misleading information about the number of “units” on the card, and (vi) the defendants formed a cartel that arranged and raised the prices of calling cards. 012 Smile.Communications believes that it has good defenses against certification of the suit as a class action. In the event the lawsuit is certified as a class action, the total amount claimed against all of the defendants is NIS 226.4 million ($59.5 million).

        In April 2008, a motion to certify a class action was filed with various District Courts in Israel against Netvision 013 Barak and 012 Smile.Communications with respect to their provision of prepaid calling card services. The action alleges that the defendants improperly calculated the length of the international calls in whole-minutes units rather than in one-second units. The lawsuit does not specify an allocation of the claim amount between the defendants. 012 Smile.Communications believes that it has good defenses against certification of the suit as a class action. In the event the suit is certified as a class action, the estimated amount claimed from both defendants is NIS 200 million ($52.6 million).

        In November 2008, a motion to certify a class action was filed against 012 Smile.Communications in the Tel Aviv – Jaffa District Court. The plaintiffs allege that 012 Smile.Communications unlawfully raised the monthly tariffs of its Internet services. The total amount of the claim NIS 81.5 million ($21.4 million). At this stage 012 Smile.Communications is unable to estimate what potential liability or costs, if any, it may incur in connection with this matter.

        On May 5, 2009 a motion was filed in Tel Aviv Magistrate’s Court seeking a declaratory judgment against Start Net and Smile.Media, alleging that the plaintiff has the right to exercise an option to purchase 8.5% of Start Net’s issued shares for $30,000 pursuant to an option warrant that was allegedly given to him by our company in February 2000. We have not submitted a response in this action as yet, but believe that we have strong defenses to the claim.

        On September 2, 2007, a motion to certify a class action was filed with the Tel Aviv – Jaffa District Court, against several corporations operating eCommerce sites, including Smile.Media’s P1000 website, as well as against several suppliers. The petitioners claim that these sites have deceived and defrauded participants in online auctions, by unrightfully preventing them from wining products that the sites determined as “under-priced.” The petition also claims that this practice was carried out through the use of fictitious bidders during the auction process. In addition, the petitioners asked for a temporary injunction to prevent the websites from amending, erasing, or disposing of any auction or sales data that is in their possession, in order to enable the petitioners to discover the extent of the alleged fraud and related damages. On October 15, 2007, the Court granted the petitioners such temporary injunction. On January 13, 2008, we filed our response to these petitions. The parties are conducting, several preliminary proceedings, regarding among other things, the possible severance of the proceedings. At this preliminary stage it is impossible to estimate what potential liability or costs, if any, may be incurred in connection with this matter.

        On October 12, 2008, 14 former freelancers and a former employee filed a monetary claim in Tel Aviv Employment Tribunal against Smile.Media, Mr. Eli Holtzman, Microsoft Israel and Mr. Dani Yamin, in the amount of approximately NIS 1.1 million ($301,923). The former freelancers seek to be acknowledged as employees of the defendants, and receive the social rights derived from such relationship and the termination of such relationship with the defendants. On January 6, 2009, two additional former freelancers joined the claim, and the plaintiffs requested to amend their claim so that among other things, that Microsoft Corporation be substituted for Microsoft Israel Ltd. as a defendant. The amount of the amended claim is approximately NIS 1 million ($263,000 ). On February 19, 2009, the Tribunal granted its consent to the requested amendments. In addition, on February 5, 2009, an additional former freelancer filed a monetary claim against all the defendants mentioned above in the amount of NIS 72,115 ($18,937), and sought to join his claim with the other former freelancers. On May 4, 2009, the Tribunal granted its consent to the requested motion. Simultaneously, two of the plaintiffs (one former freelancer and one former employee) who were pregnant, requested a temporary injunction for their reinstatment. A hearing took place on October 17, 2008, and in light of the Tribunal’s recommendation, the plaintiffs withdrew their claim, and the Tribunal rejected the request for the temporary injunction. On November 11, 2008 those two plaintiffs requested an extension to the time which they can file an appeal with respect to the decision of the Commissioner for Employment of Women Law. Both the Commissioner and Smile.Media filed responses to the request. On December 31, 2008, the Tribunal accepted the request to extend the period in which to file an appeal. On April 4, 2009, at the plaintiffs’ initiative, the appeal was dismissed. On April 21, 2009, Smile.Media and Mr. Eli Holtzman moved to dismiss the action against them. No answer has been submitted by the plaintiffs. The time to file a statement of defense has not passed. At this preliminary stage it is impossible to estimate what potential liability or costs, if any, may be incurred in connection with this matter.

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

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2008.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high bid and low ask prices of our ordinary shares on the NASDAQ Global Market (since February 4, 2005) or the NASDAQ Capital Market (prior to February 4, 2005) and the TASE (since March 1, 2005):

	NASDAQ		TASE
Year	High	Low	High	Low

2004	$6.85	$3.43	-	-
2005	$8.15	$4.60	NIS 35.89	NIS 21.36
2006	$12.93	$4.20	NIS 51.80	NIS 18.45
2007	$17.32	$9.68	NIS 68.20	NIS 36.01
2008	$12.20	$2.20	NIS 46.28	NIS 8.67

        The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

2007
First Quarter	$15.63	$11.11	NIS 63.48	NIS 48.12
Second Quarter	$17.32	$11.80	NIS 68.20	NIS 46.40
Third Quarter	$15.19	$9.68	NIS 63.30	NIS 36.01
Fourth Quarter	$13.94	$10.33	NIS 54.99	NIS 40.05

2008
First Quarter	$12.20	$6.77	NIS 46.28	NIS 22.91
Second Quarter	$12.07	$7.21	NIS 39.50	NIS 26.50
Third Quarter	$8.99	$2.82	NIS 29.62	NIS 19.50
Fourth Quarter	$6.15	$2.20	NIS 22.30	NIS 8.67

2009
First Quarter	$5.33	$2.70	NIS 21.89	NIS 8.86
Second Quarter (through June 22,)	$7.40	$3.80	NIS 29.54	NIS 18.04

Monthly Stock Information

        The following table sets forth, for the most recent six months, the range of high bid and low ask prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

December 2008	$4.21	$2.2	NIS 16.53	NIS 8.67
January 2009	$4.29	$2.7	NIS 17.50	NIS 8.86
February 2009	$5.33	$4.0	NIS 21.89	NIS 15.80
March 2009	$5.19	$4.31	NIS 21.48	NIS 18.27
April 2009	$5.07	$3.8	NIS 21.46	NIS 18.04
May 2009	$7.00	$4.34	NIS 24.79	NIS 19.05
June 2009 (through June 22,)	$7.40	$5.70	NIS 29.54	NIS 22.50

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares were listed on the NASDAQ Global Market (symbol: IGLD) from our initial public offering in August, 1999 until July 21, 2001, at which date the listing of our ordinary shares was transferred to the NASDAQ Capital Market. Since February 4, 2005, our shares once again have been listed on the NASDAQ Global Market. Since March 1, 2005, our ordinary shares have also been traded on the TASE.

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

Provisions Restricting Change in Control of Our Company

        Tender Offer. A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to determine that the consideration for the acquired shares is less than the shares’ fair value and that the acquiring party should pay the shares’ fair value. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

        The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a “control block.” Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a “control block.” The requirement for a tender offer does not apply if there is already another holder of a control block. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company. These requirements do not apply if:

—	the acquisition was made in a private placement the object of which was to confer to the acquiring party a “control block” where there is no holder of a “control block,” or to confer to the acquiring party 45% of the voting rights in the company where there is no holder of 45% of the voting rights in the company, and the private placement received the general meeting’s approval; or

—	the acquisition was from the holder of a ``control block'' and resulted in a person becoming the holder of a ``control block;'' or

—	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in a person becoming a holder of more than 45% of the voting rights in the company.

        Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, except under certain circumstances specified below, by the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened upon prior notice of at least 35 days (which may be shortened to 14 days in certain circumstances). A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

        Under the Israeli Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present and voting, in person or by proxy or by written ballot, at the general meeting convened to approve the transaction. If one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies, or a 25% shareholder, holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a 25% shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled thereby, is sufficient to reject the merger transaction. Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company; and (ii) the right to appoint a director of a company. If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company. The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

        Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the surviving company. A merger is not subject to the approval of the shareholders of the surviving company if:

—	the merger does not require the alteration of the memorandum or articles of association of the surviving company;

—	the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the surviving company, on a fully diluted basis;

—	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the surviving company; and

—	there is no person that holds 25% or more of the means of control in both companies.

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

        In March 1999, we entered into a ten-year lease ending in September 2009 for an office building in Petach Tikva, that is subject to a ten-year renewal option. The annual rent for the 4,470 square meter premises is approximately NIS 2.2 million (approximately $578,000).

        012.Smile Communications leases office facilities in Petach Tikva under a lease that expires on July 31, 2012, with an option to extend the lease for an additional five year period. The annual rental fees for the 6,700 square meter premises is approximately NIS 3.8 million (approximately $1 million), linked to the Israeli CPI.

        In May 2004, 012.Smile Communications entered into an agreement with a former related party for the lease of an office building in Rishon Le’zion, in which some of its departments are located. The lease expired in January 2009 with an option to extend for an additional five year period. The annual rent for the 4,200 square meter premises is approximately NIS 1.5 million (approximately $384,000), linked to the Israeli CPI.

        In July 2003, we entered into a long-term agreement with 013 Barak, one of Israel’s three long distance carriers, to purchase rights of use for 14 international fiber optic lines (presented in our financial statements as a capital lease) until 2017, with an option to extend the agreement for an additional five year period. In November 2005, we amended such agreement to increase the number of our international fiber optic lines. According to the amendment, we were obliged to connect the four remaining international lines by December 31, 2007 and are required to connect an additional seven international lines by December 31, 2012. Currently the terms of this amended agreement, which was assigned to 012 Smile.Communications, are being reviewed and negotiated by the companies in an effort to provide us with greater flexibility.

        In April 2004, we entered into a long-term agreement with Bezeq International, one of Israel’s three long distance carriers at that time, to purchase rights of use for one international fiber optic line for at least 13 years beginning in May 2004. In May 2004, we entered into an additional agreement with Bezeq International for an additional fiber optic line on the same terms. This agreement was assigned subsequently to 012 Smile.Communciations.

        In January 2003, 012 Golden Lines entered into a long-term agreement with Med Nautilus Ltd., to purchase rights of use for nine international fiber optic lines (presented in our financial statements as other – assets) until 2017, with an option to extend the agreement for an additional five year period. The total capacity of these lines is 1.6 Gigabits. This agreement was extended twice – in July 2004 with six additional lines having a capacity of 0.9 Gigabits, and in September 2005 – with an additional 25 lines having a capacity of 3.9 Gigabits.

        012 Smile.Communications has agreements with several international carriers for the purchase of international long distance voice services to about 240 destinations around the world.

        012 Smile.Communications has entered into several agreements with networks providers, including local and long distance telecommunications companies for leased lines, on market terms.

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

ISRAELI TAX CONSIDERATIONS

General Tax Structure

        General Corporate Tax Structure. On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) 2005. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2008 the tax rate was 27%, in 2009 the tax rate is 26% and from 2010 onward the tax rate will be 25%.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

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

        Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the Untied States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

        An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service, or the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

        For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or a PFIC, in any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

        If we are treated as a PFIC for any taxable year, dividends could not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund,” or a QEF election, or to “mark-to-market” your ordinary shares, as described below, the following rules would apply:

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

        We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.igld.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

        This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 000-30198.

        The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

        The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 1 Alexander Yanai Street, Petach Tikva, Israel.

        The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at. We will provide a copy of this annual report containing our financial statements upon shareholders’ request.

I.	SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

        We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

        Most of our revenues are denominated in NIS. Our purchases of international bandwidth and other international transactions are primarily in U.S. dollars, and most of our communications and advertising costs are in U.S. dollars. We are required by law to state our prices in NIS to our local small office and home office, or SoHo, customers. We also have U.S. dollar denominated liabilities (such as rights of use-leasing obligations for our international lines).

        Since the NIS is the primary currency of the economic environment in which we and our subsidiaries operate, the NIS is our functional currency, and accordingly, monetary accounts maintained in currencies other than the NIS are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations. As a result, fluctuations in rates of exchange between NIS and the U.S. dollar may affect our operating results and financial condition.

        To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure. These derivative financial instruments are carried at fair value.

        A hypothetical 10% depreciation in our major foreign currency rate (the U.S. dollar) against the NIS, with all other variables held constant, would result in a decrease of NIS 37 million, (approximately $9.7 million) in our expected 2009 sales and an increase of NIS 24.7 million ($6.5 million) in our 2008 net loss.

Effects of Changes in the Israeli Consumer Price Index

        The debentures that we issued in September 2007 and the convertible debentures that we issued in April 2005 are linked (principal and interest) to the Israeli consumer price index. We have also marketable securities which are linked to the Israeli consumer price index. A hypothetical 1% (based on December 31, 2008 balance sheet) increase in the Israeli consumer price index would result in an increase in our expected financing expenses of approximately NIS 3.6 million ($946,000) and a hypothetical 1% decrease in the Israeli consumer price index would result in financing income of approximately NIS 3.6 million ($946,000).

        The debentures of 012 Smile.Communications that were issued during the period of March 2007 to May 2007 are linked (principal and interest) to the Israeli consumer price index. 012 Smile.Communications also has marketable securities which are linked to the Israeli consumer price index. A hypothetical 1% (based on December 31, 2008 balance sheet) increase in the Israeli consumer price index would result in an increase in its expected financing expenses of approximately NIS 2.5 million ($657,000) and a hypothetical 1% decrease in the Israeli consumer price index would result in financing income of approximately NIS 2.5 million ($657,000 million).

Interest Rate Risk

        We pay interest on our short-term loan facility and credit line based on the Israeli Prime rate. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.

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

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management Annual Report on Internal Control Over Financial Reporting

        Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

        The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Somekh Chaikin, a member of firm of KPMG International, an independent registered public accounting firm, that audited and reported on our consolidated financial statements for the year ended December 31, 2008. The attestation report of our independent public accounting firm is set forth on page F-2 of our audited consolidated financial statements set forth in Item 18 “Financial Statements,” and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

        In connection with our management’s assessment of our internal control over financial reporting in 2007, our management concluded that as of December 31, 2007, we, through 012 Smile.Communications subsidiary did not maintain effective internal control over certain spreadsheets utilized in the period-end financial reporting process. We utilized these spreadsheets in connection with the integration of 012 Golden Lines into 012 Smile.Communications. We completed the integration of the financial reporting process in the fourth quarter of 2007 and no longer use these independent spreadsheets. Therefore, the identified material weakness has been remediated.

        There was no other change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

        We have adopted a Code of Ethics for Executive and Financial Officers, which is a code of ethics that applies to our chief executive officer, chief financial officer, corporate controller and other finance organization employees, and a Code of Conduct, which applies to all of our employees. The Code of Ethics for Executive and Financial Officers and the Code of Conduct are publicly available on our website at www.igld.com. Written copies are available upon request. If we make any substantive amendments to the Code of Ethics for Executive and Financial Officers or grant any waivers, including any implicit waiver, from a provision of these codes to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the aggregate fees billed to us by our independent registered public accounting firm. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2007	2008

Audit (1)	$1,327,243	$364,500
Audit-related	-	-
Tax (2)	$35,816	-
Other	-	-

Total	$1,363,059	$364,500

(1)	Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and audit services provided in connection with other statutory and regulatory filings.

(2)	Tax fees for the 2007 fiscal year are for services related to tax compliance and tax advice.

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

Issuer Purchase of Equity Securities

        In November 2007, our Board of Directors authorized the repurchase of up to NIS 70 million (approximately $18.4 million) of our ordinary shares in the open market from time to time at prevailing market prices. As of December 31, 2008, we had repurchased 1,978,476 ordinary shares under the program at a total purchase price of approximately NIS 68.0 million ($17.9 million), or an average price of NIS 34.3 ($9.00) per share, of which 144,189 ordinary shares were repurchased during 2007 at a total purchase price of approximately NIS 6.4 million ($1.7 million), or an average price of NIS 44.5 ($11.70) per share, and 1,834,287 ordinary shares were repurchased during 2008 at a total purchase price of approximately NIS 61.5 million ($16.2 million), or an average price of NIS 33.6 ($8.80) per share.

        In July 2008, our Board of Directors authorized a second repurchase program, for the repurchase of up to an additional NIS 70 million (approximately $18.4 million) of our ordinary shares in the open market from time to time at prevailing market prices. As of December 31, 2008, we had repurchased 1,886,005 ordinary shares under the second program at a total purchase price of approximately NIS 38.7 million ($10.2 million), or an average price of NIS 20.5 ($5.40) per share. From January 1, 2009 and until June 22, 2009, we repurchased an additional 1,481,087 ordinary shares under the second program at a total purchase price of approximately NIS 26.2 million ($6.9 million). or an average price of NIS 17.7 ($4.70) per share.

        The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased as part of our publicly announced repurchase programs and the maximum number of shares that may yet be purchased under the programs.

Period in 2008	Total Number of Shares Purchased	Average Price Paid per Share NIS	Average Price Paid per Share $ ($1=3.802)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate NIS Value of Shares that May Yet Be Purchased Under the Plans or Programs	Approximate $Value ($1=3.802) of Shares that May Yet Be Purchased Under the Plans or Programs

January	285,303	37.2	9.80	429,492	52,968,236	13,931,677
February	308,480	36.7	9.60	737,972	41,658,399	10,956,970
March	452,084	27.1	7.10	1,190,056	29,400,474	7,732,897
April	472,258	34.7	9.10	1,662,314	13,020,421	3,424,624
May	167,572	36.0	9.50	1,829,886	6,984,840	1,837,149
June	148,590	33.2	8.70	1,978,476	2,045,140	537,912
July	223,700	27.9	7.30	2,202,176	65,805,488	17,308,124
August	299,338	26.6	7.00	2,501,514	57,852,794	15,216,411
September	138,411	22.7	6.00	2,639,925	54,714,492	14,390,976
October	295,533	17.5	4.60	2,935,458	49,540,903	13,030,222
November	604,671	19.6	5.20	3,540,129	37,673,465	9,908,845
December	324,352	13.4	3.50	3,864,481	33,340,938	8,769,316

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

        We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), since Eurocom Communications holds more than 50% of our voting power. Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of Rule 4350(c) of the NASDAQ Marketplace Rules:

—	The requirement that the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside and Independent Directors.”

—	The requirement that the compensation of the chief executive officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions, unless otherwise provided in the articles of association. Our articles of association do not provide otherwise. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both audit committee and board of directors approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the shareholders that have no personal interest in the transaction voting on the matter, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company.

—	The requirement that director nominees either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors. Instead, we follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders;

        If the “controlled company” exemptions would cease to be available to us under NASDAQ Marketplace Rules, we may instead elect to follow Israeli law instead of the foregoing NASDAQ requirements, as described below.

NASDAQ Marketplace Rules and Home Country Practice

        Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-4

Consolidated Statements of Operations for the Years ended

December 31, 2008, 2007 and 2006	F-6

Consolidated Statements of Changes in Shareholders' Equity for the Years ended

December 31, 2008, 2007 and 2006	F-7

Consolidated Statements of Cash Flows for the Years ended
December 31, 2008, 2007 and 2006	F-8

Notes to the Consolidated Financial Statements	F-10

ITEM 19.	EXHIBITS

        Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant*
1.2	Articles of Association of the Registrant*
2.1	Specimen of Share Certificate*
2.2	Terms of Convertible Debentures Traded on Tel Aviv Stock Exchange***
2.3	Terms of Warrants Traded on Tel Aviv Stock Exchange***
2.4	Form of Smile.Communications Series A Debenture Certificate for Notes issued in March 2007 and May 2007****
4.1	Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman*
4.2	Hebrew version and an English summary of Lease Agreement between Rivka and Avraham Veron and the Registrant dated March 1999**
4.3	Agreement among the Registrant, Fishman Family Properties Management (1988) Ltd, Monitin Media Ltd and 012 Golden Lines Ltd. for the for the acquisition of 012 Golden Lines Ltd. dated July 25, 2006****
4.4	Amendments to the July 25, 2006 Agreement among the Registrant, Fishman Family Properties Management (1988) Ltd, Monitin Media Ltd and 012 Golden Lines Ltd. for the acquisition of 012 Golden Lines Ltd., dated August 1, 2006 and December 20, 2006****
8	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter of Consent of BDO Ziv Haft Consulting and Management Ltd.

*	Previously filed as an exhibit to the Registrant's Registration Statement on Form F-1 (Registration No. 333-10576), and incorporated herein by reference.

**	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

***	Previously filed as exhibit to the Registrant’s Report on Form 6-K for the month of April 2005 submitted to Securities and Exchange Commission on April 11, 2005, and incorporated herein by reference.

****	Previously filed as exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

Internet Gold - Golden Lines Ltd.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Internet Gold – Golden Lines Ltd.:

We have audited the accompanying consolidated balance sheets of Internet Gold – Golden Lines Ltd. and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited Internet Gold – Golden Lines Ltd.‘s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internet Gold – Golden Lines Ltd.‘s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Internet Gold – Golden Lines Ltd. and subsidiaries as of December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Internet Gold – Golden Lines Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in NIS have been translated into dollars on the basis set forth in Note 2 of the notes to the consolidated financial statements.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, as of January 1, 2007.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel – Aviv, Israel
June 24, 2009

Internet Gold - Golden Lines Ltd.

Consolidated Balance Sheets (in thousands)

			Convenience translation into US Dollars (Note 2)
	December 31		December 31
	2007	2008	2008
	NIS	NIS	US$

Current assets

Cash and cash equivalents	601,926	86,090	22,643
Marketable securities	161,353	214,895	56,694
Trade receivables, net of allowance for
doubtful accounts of NIS 14,239 and NIS 15,660
at December 31, 2007 and 2008	224,616	217,796	57,285
Related parties receivable	4,294	1,729	455
Prepaid expenses and other current assets	23,683	27,046	6,941
Deferred tax assets	9,707	26,116	6,869

Total current assets	1,025,579	573,672	150,887

Long-term trade receivables	3,460	6,350	1,670
Marketable securities	-	279,823	73,599
Assets held for employee severance benefits	20,639	17,786	4,678
Deferred tax assets	192	57	15
Property and equipment, net	163,949	171,104	45,003
Other assets, net	317,780	302,934	79,678
Other intangible assets, net	202,376	174,640	45,934
Goodwill	417,608	416,888	109,650

Total assets	2,151,583	1,943,254	511,114

/s/ Eli Holtzman —————————————— Eli Holtzman Chief Executive Officer and Director	/s/ Doron Turgeman —————————————— Doron Turgeman Chief Financial Officer

Date of signature: June 24, 2009

The accompanying notes are an integral part of the consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Balance Sheets (in thousands except share data)

			Convenience translation into US Dollars (Note 2)
	December 31		December 31
	2007	2008	2008
	NIS	NIS	US$

Liabilities and shareholders' equity
Current liabilities

Short-term bank credit	77,998	42,738	11,241
Current maturities of long-term obligations	10,734	11,238	2,956
Accounts payable	170,797	148,580	39,079
Current maturities of convertible debentures	19,039	17,516	4,607
Current maturities of debentures	5,330	100,142	26,339
Other payable and accrued expenses	120,734	125,388	32,980
Related parties payables	211	3,223	848

Total current liabilities	404,843	448,825	118,050

Long-term liabilities

Long-term obligations and other payables	32,265	760	200
Convertible debentures	104,640	84,857	22,319
Debentures	848,616	812,254	213,639
Deferred tax liabilities	59,104	46,856	12,324
Liability for employee severance benefits	35,918	34,626	9,107

Total long-term liabilities	1,080,543	979,353	257,589

Commitments and contingencies (Note 20)

Minority interest	180,410	190,472	50,098

Shareholders' equity
Ordinary shares, NIS 0.01 par value (501,000,000 shares
authorized; 23,372,953 and 19,653,925 shares issued and fully
paid as of December 31, 2007 and 2008, respectively)	248	211	55
Additional paid-in capital	436,131	436,182	114,724
Treasury shares at cost (144,189 and 3,864,481 Ordinary shares
as of December 31, 2007 and 2008, respectively)	(6,423)	(106,513)	(28,015)
Accumulated other comprehensive loss	-	(36,812)	(9,682)
Retained earnings	55,831	31,536	8,295

Total shareholders' equity	485,787	324,604	85,377

Total liabilities and shareholders' equity	2,151,583	1,943,254	511,114

The accompanying notes are an integral part of the consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Operations

(in thousands except share and per share data)

				Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31
	2006	2007	2008	2008
	NIS	NIS	NIS	US$

Revenue*	408,359	1,175,946	1,167,327	307,030

Cost and operating expenses:
Cost of revenue**	252,413	802,296	799,914	210,393
Selling and marketing	75,576	176,250	175,780	46,234
General and administrative	33,957	69,843	71,548	18,818
Impairment and other expenses (income), net	12,813	14,589	(5,581)	(1,468)

Total operating expenses	374,759	1,062,978	1,041,661	273,977

Operating income	33,600	112,968	125,666	33,053
Financial income	19,549	25,919	36,177	9,515
Financial expenses	40,410	83,452	158,250	41,623
Gain from issuance of shares in a subsidiary	-	120,310	-	-

Income before income taxes	12,739	175,745	3,593	945
Income tax expense	1,286	50,460	14,550	3,827

Income (loss) after income tax expense	11,453	125,285	(10,957)	(2,882)
Minority share in income	(34)	(1,267)	(13,338)	(3,508)
Company's share in net loss of investees	(334)	-	-	-

Net income (loss)	11,085	124,018	(24,295)	(6,390)

Basic earnings (loss) per share
Basic earnings (loss) per share	0.60	5.74	(1.13)	(0.30)

Weighted average number of ordinary
shares used in calculation of basic
earnings per share	18,438	21,617	21,551	21,551

Diluted earnings (loss) per share
Diluted earnings (loss) per share	0.60	5.44	(1.13)	(0.30)

Weighted average number of shares
used in calculation of diluted earnings per
share	18,438	24,795	21,551	21,551

*	Includes revenues from related parties of NIS 1,270, NIS 3,139 and NIS 5,395 for the years ended December 31, 2006, 2007 and 2008, respectively.

**	Includes cost of revenue from related parties of NIS 181 NIS 1,444 and NIS 12,803 for the years ended December 31, 2006, 2007 and 2008, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Shareholders' Equity (in thousands except share data)

	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Retained earnings (losses)	Total comprehensive income (loss)	Total	Convenience translation into US dollars (Note 2)
	Number of shares	Amount
	NIS 0.1 par value								US$

Balance as of January 1, 2006	18,431,500	197	227,048	-	-	(79,272)		147,973

Changes during 2006:
Conversion of convertible debentures	159,721	2	8,387	-	-	-		8,389
Net income	-	-	-	-	-	11,085	11,085	11,085

Total comprehensive income							11,085

Balance as of December 31, 2006	18,591,221	199	235,435	-	-	(68,187)		167,447

Changes during 2007:
Exercise of warrants	2,494,659	25	103,967	-	-	-		103,992
Conversion of convertible debentures	2,431,262	24	96,729	-	-	-		96,753
Treasury shares at cost	(144,189)	-	-	(6,423)	-	-		(6,423)
Net income	-	-	-	-	-	124,018	124,018	124,018

Total comprehensive income							124,018

Balance as of December 31, 2007	23,372,953	248	436,131	(6,423)	-	55,831		485,787	127,771

Changes during 2008:
Conversion of convertible debentures	1,264	* -	51	-	-	-		51	13
Treasury shares at cost	(3,720,292)	(37)	-	(100,090)	-	-		(100,127)	(26,335)
Comprehensive loss, net of tax:
Unrealized losses on available-for-sale
marketable securities, net of deferred tax
benefit of NIS 12,271	-	-	-	-	(36,812)	-	(36,812)	(36,812)	(9,682)
Net loss	-	-	-	-	-	(24,295)	(24,295)	(24,295)	(6,390)

Total comprehensive loss							(61,107)

Balance as of December 31, 2008	19,653,925	211	436,182	(106,513)	(36,812)	31,536		324,604	85,377

*	Represent an amount less than NIS 1.

The accompanying notes are an integral part of the consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows (in thousands)

				Convenience translation into US dollars (Note 2)
	Year ended December 31			Year ended December 31
	2006	2007	2008	2008
	NIS	NIS	NIS	US$

Cash flows from operating activities:
Net income (loss)	11,085	124,018	(24,295)	(6,390)

Adjustments to reconcile net income (loss) to
net cash provided by operating activities:

Depreciation and amortization	31,178	116,848	117,503	30,906
Deferred tax expense (benefit)	(227)	244	(14,894)	(3,917)
Accrued interest on debentures and convertible
debentures	9,302	48,037	24,021	6,317
Increase in allowance for doubtful accounts, net	1,235	6,126	1,421	374
Increase in employee severance benefits, net	43	435	1,561	410
Impairment and other expenses (income)	9,471	-	(12,839)	(3,377)
Linkage and interest differences on long-term
obligations, exchange rate difference and other	3,416	7,555	65,155	17,137
Minority share in income	58	1,267	13,338	3,508
Stock-based compensation in a subsidiary	-	-	3,429	902
Company's share in net loss of investees	334	-	-	-
Realized and unrealized (income) expenses on
marketable securities, net	(840)	(2,181)	39,967	10,512
Gain from issuance of shares in subsidiary	-	(120,310)	-	-
Gain from redemption of debentures and
convertible debentures	-	-	(4,624)	(1,216)
Changes in assets and liabilities, net of
effects of acquired companies:
Trade receivables including non current portion	(16,121)	(10,517)	2,509	660
Prepaid expenses and other current assets	(914)	(1,765)	(4,969)	(1,307)
Other assets, net	1,234	(52)	483	127
Accounts payable	(5,242)	6,004	(34,503)	(9,075)
Other payables and accrued expenses	20,366	38,404	6,135	1,614
Related parties receivables (payables)	2,200	1,445	5,576	1,466
Other	3	-	13	4

Net cash provided by operating activities	66,581	215,558	184,987	48,655

Cash flows from investing activities:
Purchase of property and equipment and
other assets	(33,253)	(61,737)	(59,045)	(15,530)
Acquisition of Golden Lines	(5,118)	(585,636)	-	-
Consolidation of investee company	(1,515)	-	-	-
Investment in trading marketable securities	(568)	(183,443)	(368,324)	(96,876)
Investment in available-for-sale marketable securities	-	-	(325,824)	(85,698)
Proceeds from sale of trading marketable securities	-	25,154	266,418	70,073
Additional acquisition of 012 shares	-	-	(1,723)	(453)
Proceeds in respect of MSN transaction	-	-	22,000	5,786
Other	(355)	-	392	103

Net cash used in investing activities	(40,809)	(805,662)	(466,106)	(122,595)

The accompanying notes are an integral part of the consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows (in thousands) (cont'd)

				Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31
	2006	2007	2008	2008
	NIS	NIS	NIS	US$

Cash flows from financing activities:
Changes in short-term bank credit, net	69,020	(286,864)	(34,756)	(9,142)
Long-term finance arrangement	7,370	-	-	-
Redemption of debentures and convertible
debentures	-	-	(31,385)	(8,255)
Repayment of convertible debentures	-	-	(15,406)	(4,052)
Payment in respect of long-term finance
arrangement	(36,474)	(50,027)	(25,835)	(6,795)
Issuance of debentures, net of issuance expense	-	827,026	-	-
Repayment of long-term loans from bank	(7,172)	(7,177)	(7,176)	(1,887)
Issuance of warrants, net of issuance expenses	2	-	-	-
Proceeds from issuance of shares in a subsidiary, net	-	299,364	-	-
Exercise of warrants	-	103,992	-	-
Treasury shares acquired at cost	-	(6,423)	(100,127)	(26,335)

Net cash provided by (used in) financing
activities	32,746	879,891	(214,685)	(54,466)

Changes in cash and cash equivalents	58,518	289,787	(495,804)	(130,406)
Effect of exchange rate changes	(3,527)	(8,340)	(20,032)	(5,269)
Cash and cash equivalents at
beginning of the year	265,488	320,479	601,926	158,318

Cash and cash equivalents at end of year	320,479	601,926	86,090	22,643

Supplemental information:

Interest paid	9,667	21,566	7,416	1,951

Income taxes paid	-	8,250	26,164	6,882

Supplemental disclosure of non-cash
investing activities:

Net change in unrealized losses on available-for-
sale marketable securities	-	-	(36,812)	(9,682)

Acquisition of property and equipment
and other assets on credit	7,545	13,063	12,286	3,231

Golden Lines acquisition	584,621	-	-	-

Conversion of convertible debentures	8,389	96,753	51	13

As discussed in Note 1, on December 31, 2006, 012 completed the acquisition of Golden Lines for a total consideration of NIS 599.4 million. The majority of the consideration for the acquisition was paid in January 2007 and March 2007.

The accompanying notes are an integral part of the consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

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

On December 31, 2006, the Company’s wholly-owned subsidiary, 012 acquired the entire outstanding share capital of 012 Golden Lines Ltd. (hereinafter “Golden Lines”) for a total consideration of approximately NIS 599.4 million. The consideration for the acquisition was paid in two installments in January 2007 and March 2007. Upon completion of a statutory merger, all of the assets and liabilities of Golden Lines were statutorily merged into 012 and Golden Lines ceased to exist as a separate legal entity. The statutory merger was approved by an Israeli court in February 2007.

On October 31, 2007, 012 consummated an initial public offering (“IPO”) of its ordinary shares on the NASDAQ Global Market for net proceeds of NIS 299 million. The Company recorded a gain from issuance of shares in a subsidiary of NIS 120 million. Following the IPO, 012 also listed its shares for trading on the TASE.

In October 1999 and in 2000, the Company and Microsoft Corporation (“Microsoft”) entered into agreements (“the MSN Agreements”) for the establishment of MSN Israel Ltd. (“MSN Israel”), a consolidated variable interest subsidiary. The Company and Microsoft held 50.1% and 49.9% of the shares of MSN Israel, respectively.

The main asset of MSN Israel was the properties of the MSN Israel internet portal, MSN.co.il. Under the terms of the MSN Agreements, Microsoft had the right to terminate the MSN Agreements with or without cause upon 60 to 90 days written notice and the Company would be required to remove the MSN Israel portal from the Internet and stop using the MSN brand.

On August 6, 2008 the Company and its subsidiary Smile.Media Ltd signed a Settlement and Wind Down Agreement for the termination of the aforementioned agreements between the Company and Microsoft Corporation for a total consideration of approximately NIS 22 million and recorded a NIS 12.8 million gain which was classified under the impairment and other income (expense), net in the statement of operations.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies

Basis of presentation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Reporting principles

The functional currency of the Company is the local currency, the New Israeli Shekel (“NIS”). The Company prepares and presents its financial statements in NIS.

Transactions and balances denominated in NIS are presented at their original amounts.

Transactions and balances, not denominated in NIS, have been remeasured into NIS in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” of the Financial Accounting Standards Board (“FASB”).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-NIS currencies are reflected in the consolidated statement of operations when they arise.

Effect of changes in foreign currency exchange rates:

	December 31
	2006	2007	2008

Exchange rate of US$ in NIS	4.225	3.846	3.802
Change of exchange rate of US$ in %	(8.2)%	(9.0)%	(1.1)%

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management involve the assessment of collectibility of accounts receivable and the determination of the allowance for doubtful accounts, the computation of deferred tax assets and liabilities, the valuation of derivatives, valuation of investments in marketable securities, income tax uncertainties and other contingencies and the valuation and useful life of its long-lived assets. Actual results may differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Convenience translation

For the convenience of the reader, the reported NIS figures of December 31, 2008 and for year ended December 31, 2008 have been presented in thousands of U.S. Dollars translated at the representative rate of exchange as of December 31, 2008 (NIS 3.802 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter – $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Consolidated financial statements

Principles of consolidation

The consolidated financial statements include those of the IGLD and its subsidiaries. All intercompany transactions and balances were eliminated in consolidation.

Cash and cash equivalents

The Company considers as cash equivalents all highly-liquid investments, including short-term bank deposits with an original maturity of three months or less, which are not encumbered by a lien.

Investments in marketable securities

Investment securities at December 31, 2007 and 2008 consist of corporate debt and equity securities. The Company classifies its debt securities in one of two categories: trading or available-for-sale and its equity securities that have readily determinable fair values into available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading are classified as available-for-sale. As of December 31, 2007, all securities were classified as trading.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs the evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment and changes in value subsequent to year-end.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “Financial income” or “Financial expenses” line items in the consolidated statements of operations. Dividend and interest income are recognized when earned.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Allowance for doubtful accounts

The financial statements include an allowance for doubtful accounts which properly reflects, in management’s estimation, the potential loss from non-collection of accounts. The Company provides for doubtful accounts on the basis of its experience in collecting past debts, as well as on the basis of information available to the management of the Company about specific customers.

The activity in the allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008 is as follows:

	December 31			Convenience translation into US Dollars (Note 2)
	2006	2007	2008	Year ended December 31 2008
	NIS	NIS	NIS	US$

Allowance for doubtful accounts is
comprised as follows:
Balance at beginning of year	6,878	8,113	14,239	3,745
Provision	2,085	10,039	7,251	1,907
Write-offs	(850)	(3,913)	(5,830)	(1,533)

Balance at end of year	8,113	14,239	15,660	4,119

Property and equipment, net

Property and equipment, net are stated at cost, including direct costs necessary to prepare the asset for its intended use. Maintenance and repair costs are charged to expense as incurred. The cost of significant renewals and improvements is capitalized to the carrying amount of the respective fixed asset.

The Company capitalized certain costs incurred in connection with developing or obtaining internal use software in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” of the American Institute of Certified Public Accountants. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. These capitalized software costs are included in “Property and equipment, net” in the consolidated balance sheets. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred. On December 31, 2006, as result of the 012 acquisition, the Company determined that the majority of its capitalized software development cost for internal use that was under development at that time in the amount of NIS 8.2 million was impaired and wrote-off the amount.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Property and equipment, net (cont’d)

Annual depreciation rates are as follows:

%

Network equipment, capitalized software costs and computers	15-33
Furniture and office equipment	6-15
Motor vehicles	15
Leasehold improvements	Shorter of the lease term
or the useful life of the
asset (mainly 10 years)

Other assets, net

Other assets, net consist of licenses, rights of use (ROU) of international fiber optic cables, and costs to acquire new subscribers. Licenses are stated at cost and are amortized over their estimated useful lives by the straight-line method starting at the time such licenses were put into service and will continue until the expiry date of the licenses which is 20 years.

ROU of international fiber optic cables are amortized by the straight-line method over the relevant term of the service agreement which range from 15-20 years.

Payments in advance for operating leases of fiber optic cables are presented at cost and are charged to operations on a straight-line basis over the term of the operating lease (five years).

Deferred expenses in respect of commissions regarding the acquisition of new subscribers are recognized as assets, if the cost can be measured reliably, incremental to the contract and directly attributable to obtaining a specific subscriber. Deferred expenses are amortized over their contractual lives by the straight line method (12-36 months). If the cost does not meet the aforementioned criteria, they are recognized immediately as expenses.

The Company amortizes debenture issuance expenses over the term of the debentures, under the effective interest method.

The Company capitalizes website development costs in accordance with FASB Emerging Issues Task Force Issue No. 00-02, “Accounting for Web Site Development Costs” (“EITF 00-02”). Capitalized website development costs are amortized on a straight line basis over the estimated useful life of the website (eighteen months to three years) once it is available for general release. Costs not eligible for capitalization are expensed to cost of revenue as incurred. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Intangible assets and long-lived assets other than goodwill

Intangible assets other than goodwill and customer relationships are carried at cost less accumulated amortization. Intangible assets other than customer relationships are generally amortized on a straight-line basis over the useful lives of the respective assets, generally eight to twenty years. Customer relationships are amortized over eight to ten years according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship. Long-lived assets and certain identifiable amortizable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. No impairment charges were recorded during 2006, 2007 and 2008.

Goodwill and indefinite lived intangible assets

Goodwill represents the excess of cost over fair value of net tangible and intangible assets acquired. Goodwill and brand names acquired in a business combination and determined to have an indefinite useful life are not amortized but instead tested for impairment at least annually at the reporting unit level (operating segment or one level below an operating segment) and between annual tests in certain circumstances in accordance with the provisions of FASB SFAS No. 142 “Goodwill and Other Intangible Assets”. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting units with the reporting unit’s carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The Company has established December 31 as its annual impairment testing date. In 2008, following the Company’s annual impairment test of goodwill, a goodwill impairment charge of NIS 720 was recognized. In 2006 and 2007, the company concluded that there was no impairment of goodwill.

Revenue recognition

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

For traditional voice services, revenue is earned based on the number of minutes of a call and is recorded upon completion of a call. Revenue for a period is calculated based on information received through the Company’s network switches. Revenue on prepaid calling cards is recognized as service is provided until expiration when all unused minutes, which are no longer available to customers, are recognized as revenue.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Revenue recognition (cont’d)

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web and server hosting. These fees are recognized as services are provided. The Company records payments received in advance for services and services to be provided under contractual agreements, such as Internet broadband, as deferred revenue until such related services are provided.

The Company also offers value-added services including web faxing, anti-spam and anti-virus. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Revenues from enhanced features and optional services are recognized when earned.

Revenues from sales of equipment such as routers, that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers. Pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company determined that the sale of equipment with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly, consideration received for equipment, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenue, based on their relative fair value, upon the delivery of the equipment to the subscriber and when all other revenue recognition criteria are met. Consideration for services is recognized as services revenue when earned.

The Company reports any taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between the Company and a customer on a net basis (excluded from revenues).

Media revenue

The Company generates revenues through the sale of advertising on its websites and the sale of products on the Internet (e-Commerce).

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition,” (“SAB 104”) and EITF No. 00-21. In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or product delivered and collectibility of the resulting receivable is reasonably assured. Where the Company enters into sales contracts for the sale of multiple products or services, the Company evaluates whether it has objective fair value evidence for each deliverable in the transaction. If the Company has objective fair value evidence for each deliverable of the transaction, then it accounts for each deliverable separately, based on the relevant revenue recognition accounting policies. However, if the Company is unable to determine objective fair value for one or more undelivered elements of the transaction or where revenue from a delivered unit is contingent upon the delivery of additional items or meeting other specified performance conditions, revenue recognition is determined for the combined deliverables as a single unit of accounting. In accordance with EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer including a Reseller of the Vendor’s Products,” the Company accounts for cash consideration given to customers for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value, as a reduction of revenue rather than as an expense.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

The Company evaluates the criteria outlined in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent”, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded gross. If the Company is not primarily obligated and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, the Company will generally record the net amounts as commissions earned.

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

Transaction revenue generated from facilitating e-Commerce-based transactions through the Company’s portals is presented on a net basis when the Company is not subject to inventory risk and is not the primarily obligor in the transactions. Such revenue is recognized when there is evidence that qualifying transactions have occurred. When the Company is subject to inventory risk and is the primary obligor in the transactions, the revenue is presented on a gross basis and is recognized when the product is delivered. Products being delivered as a subscription are recognized on a straight-line basis over the term of the service contract with the subscriber.

Deferred revenues are comprised of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition.

Advertising costs

Advertising costs included in sales and marketing expenses, which include the costs associated with the Company’s online and offline advertising campaigns, are expensed as incurred and amounted to NIS 24.9 million, NIS 58.1 million and NIS 45 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the temporary differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or the entire deferred tax asset will not be realized. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses in the consolidated statement of operations.

Treasury shares

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company, under “Treasury shares at cost”.

Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year, net of treasury shares.

In computing diluted earnings per share, basic earnings per share is adjusted to take into account the potential dilution that could occur upon: (i) the exercise of warrants using the treasury stock method; and (ii) the conversion of convertible debentures using the “if-converted” method, by adding to net income interest expense on the convertible debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures. The total weighted average in number of ordinary shares related to the outstanding warrants and convertible debentures excluded from the calculation of diluted earnings per share in 2006, 2007 and 2008, since they would have had an anti-dilutive effect is 5,340, 2,909 and 1,837 shares, respectively.

Fair value measurements

On January 1, 2008, the Company adopted the provisions FASB Statement No. 157, “Fair Value Measurements”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 17). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

The provisions of Statement 157 were not applied to fair value measurements of the Company’s reporting units (Step 1 of goodwill impairment tests performed under Statement 142) and nonfinancial assets and nonfinancial liabilities measured at fair value to determine the amount of goodwill impairment (Step 2 of goodwill impairment tests performed under Statement 142).

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Fair value measurements (cont’d)

On January 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008, had no impact on the Company’s financial position and results of operations.

Derivative financial instruments

The Company uses derivative financial instruments such as forward currency contracts to hedge certain of its risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value. As the derivative financial instruments used by the Company do not qualify for hedge accounting according to SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities”, any changes in the fair value arising from such derivatives are recognized in the statements of operations in the period of change.

Stock option plan in 012

FASB Statement No 123(R) requires that all share-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model. Regarding options on 012 shares that have been granted to 012 employees, see Note 15C.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash equivalents, marketable securities and trade receivables. Cash equivalents are maintained at financial institutions in Israel. Management believes that the financial institutions that hold the Company’s cash equivalents are financially sound and accordingly, minimal credit risk exists with respect to these investments. The Company’s marketable securities consist of Israeli corporate debt and equity securities. The Company’s investment policy, approved by the Investment Committee that was established by the Company’s Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

As a result of the recent turmoil in capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment. Such measures included among others: reducing credit exposure to financial sector securities and increasing the overall credit quality of the portfolio.

The Company performs ongoing credit evaluations of its customers’ financial condition. The Company does not generally require collateral from its customers and substantially all of its trade receivables are unsecured. For all reported periods, no single customer accounted for more than 10% of the Company’s revenues or accounts receivable.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Recently Issued Accounting Standards

In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations”, and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51. Statements 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except for the following provisions, which are required to be adopted retrospectively:

1)	Reclassify non-controlling interests from the “mezzanine” to equity, separate from the parent’s shareholders’ equity, in the consolidated statement of financial position. The amount to be classified to equity upon adoption of Statement 160 is NIS 190,472.

2)	Recast consolidated net income to include net income attributable to both the controlling and non-controlling interests.

The adoption of Statement 141(R) will be applied prospectively to new acquisitions.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities–an amendment of FASB Statement No. 133". Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of Statement 161 on the disclosures about its hedging activities and use of derivatives.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP FAS 142-3 will be applied prospectively to new acquisitions of intangible assets. The Company is currently evaluating the impact of FSP FAS 142-3 on its disclosure for intangible assets recognized as of the effective date.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 – Reporting Principles and Accounting Policies (cont’d)

Recently Issued Accounting Standards (cont’d)

In April 2009, the FASB issued three final Staff Positions (FSPs) intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. The FSPs are effective for interim and annual periods ending after June 15, 2009. FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly (FSP 157-4), provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements, and related to determining fair values when there is no active market or where the price inputs being used represent distressed sales. FSP 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP 115-2 and 124-2), provide additional guidance on presenting impairment losses on securities to bring consistency to the timing of impairment recognition provide clarity to investors about the credit and noncredit components of impairment recognition and provide clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The FSPs also requires increased and more timely disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. We are still evaluating the impact of FSP 157-4, FSP 115-2 and 124-2, if any, but do not expect them to have a material impact on our financial position or results of operations.

Note 3 – Acquisitions

The Golden Lines Acquisition

On December 31, 2006, 012 acquired 100% of the outstanding shares of Golden Lines for total cash consideration of approximately NIS 599.4 million (including NIS 1.1 million of direct acquisition cost). The majority of the consideration for the acquisition was paid in two installments in January 2007 and March 2007, bearing interest at the rate of 6.5% since the dates the agreements were signed.

On July 25, 2006, 012 signed an agreement for the acquisition of 60% of the issued share capital of Golden Lines, subject to among other things to the regulatory approval of the Israeli Anti-Trust Commission. On December 20, 2006, the parties entered into an amendment to the aforementioned agreement for the acquisition by 012 of an additional 37.72% of the issued share capital of Golden Lines. In addition, in December 2006, a share purchase agreement was signed between 012 and a minority shareholder in Golden Lines for the purchase of the remaining 2.28% of the issued share capital of Golden Lines. The minority shareholder received additional consideration of NIS 1 million following the completion of the 012 IPO.

The acquisition date was determined to be December 31, 2006, when all required approvals for the acquisition including from the Anti-Trust Commission and all debtors and others were obtained.

The application of purchase accounting under SFAS 141 required that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed at the acquisition date, with amounts exceeding the fair values being recorded as goodwill.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 – Acquisitions (cont’d)

The Golden Lines Acquisition (cont’d)

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

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 – Acquisitions (cont’d)

The Golden Lines Acquisition (cont’d)

The following table summarizes the estimated fair values of the Golden Lines assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date.

012
NIS

Assets acquired
Current assets	159,027
Deferred tax assets	1,168
Long-term assets	2,951
Assets held for employee severance benefits	9,616
Property and equipment	131,096
ROU of international fiber optic cables	173,219
Intangible assets subject to amortization:
Customer relationship	144,557
Licenses	2,332
Intangible assets not subject to amortization:
Brand names	90,213
Goodwill	411,171

Total assets acquired	1,125,350

Liabilities assumed
Current liabilities	456,150
Long-term liabilities	1,365
Deferred tax liabilities	51,512
Provision for employee severance benefits	16,886

Total liabilities assumed	525,913

Net assets acquired	599,437

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 – Acquisitions (cont’d)

The Golden Lines Acquisition (cont’d)

Customer relationships will be amortized over eight to ten years according to the economic benefit expected from those customers each period. Licenses acquired will be amortized over the contractual term of the license (20 years).

The following unaudited pro forma consolidated results of operations assume that the acquisition of Golden Lines was completed as of January 1, 2006:

Year ended December 31 2006
NIS

Revenues	1,103,723

Net loss from continuing operations	(8,500)

Net loss	(3,718)

Loss per share - basic and diluted in NIS	(0.20)

The unaudited pro forma information presents the consolidation operating results of the Company and Golden Lines, with the results prior to the acquisition date adjusted to include the pro forma impact of: the adjustment of amortization of intangible assets and depreciation of property and equipment based on the purchase price allocation; and the adjustment of interest expense reflecting the interest incurred to finance the acquisition of Golden Lines.

The unaudited pro forma basic and diluted earnings per share for 2006 are based on the basic and diluted weighted average shares of the Company.

Cash paid for the Golden Lines acquisition, net of cash acquired during the years ended December 31, 2006 and 2007, was as follows:

NIS

Working capital acquired except
for cash and cash equivalents	(305,806)
Property and equipment	131,096
ROU of international fiber optic cables	173,219
Other intangible assets	237,102
Goodwill	411,171
Other long-term assets	2,951
Deferred tax liabilities, net	(50,344)
Long term liabilities, net	(8,635)

Cash paid for the Golden Lines acquisition, net of cash acquired	590,754

Nirshamim Lalimudim Ltd. (“Nirshamim”)

In May 2006, the Company acquired the remaining 50% of the shares of Nirshamim in exchange for consideration of NIS 2,541. Of the purchase price, NIS 2,477 was allocated to goodwill and NIS 64 was allocated to minority interest.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 4 – Marketable Securities

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of investments in available-for-sale debt and equity securities of Israeli corporations by major security type and class of security at December 31, 2008 were as follows:

	Carrying amount	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
	NIS

At December 31, 2008
Available for sale:
Corporate debt securities	290,868	-	(57,235)	233,633
Equity securities	43,353	2,837	-	46,190

	334,221	2,837	(57,235)	279,823

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2008:

	Carrying amount	Fair value
	NIS

Available for sale:
Due in one through five years	191,422	153,825
Due after five years through ten years	99,446	79,808

	290,868	233,633

The Company also maintains a portfolio of investment securities classified as trading of NIS 161,353 and NIS 214,895, as of December 31, 2007 and 2008, respectively. These investments are subject to price volatility associated with any interest-bearing instrument. Net realized gains on trading securities during the years ended December 31, 2007 and 2008 were NIS 582 and NIS 1,398, respectively; and are included in financial income. Net unrealized gains (losses) on trading securities held at year end and included in financial income or financial expenses for 2007 and 2008 were NIS 3,064 and NIS (41,843), respectively.

The Company evaluates whether unrealized losses on available-for-sale investment securities indicate an other-than-temporary impairment. Based on this evaluation, the Company recognized an other-than-temporary impairment loss of NIS 2,526 on an investment in a certain corporate debt security in 2008. The unrealized losses on this corporate debt security were caused by an increased credit spread and decrease in the credit of the corporate debt security during 2008. Because the Company does not have the intent to hold this investment to recovery, it is considered to be other-than-temporarily impaired. Other-than-temporary impairment losses are included in financial expenses on the consolidated statement of operations.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 4 – Marketable Securities (cont’d)

Gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair values of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 were as follows:

	Less than 12 months		12 months or more		Total
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
	NIS

Available for sale
Corporate debt securities	57,235	233,633	-	-	57,235	233,633

	57,235	233,633	-	-	57,235	233,633

Corporate debt securities: The investments in corporate debt securities with unrealized losses included in the table above are comprised of investments in a variety of bonds of major Israeli corporations with maturities in 2009-2018. The unrealized losses on corporate debt securities were caused by interest rate increases. The contractual terms of the bonds do not allow the issuer of the bonds to settle the securities at a price less than the face value of the bonds, which is greater than the amortized cost of the bonds. The credit rating of the Israeli corporation which issued the bonds have not decreased during the period the bonds have been outstanding. Because the decline in fair value if attributable to changes in interest rates and not credit quality, and because the Company has the intent and ability to hold these investments to maturity, these investments are not considered other-than-temporarily impaired.

Note 5 – Property and Equipment, Net

Property and equipment consists of:

			Convenience translation into US Dollars (Note 2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Network equipment, capitalized software cost and
computers	251,654	301,524	79,306
Furniture and office equipment	33,554	34,393	9,046
Motor vehicles	848	848	223
Leasehold improvements	40,433	44,494	11,703

	326,489	381,259	100,278
Less - accumulated depreciation and amortization	162,540	210,155	55,275

	163,949	171,104	45,003

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 5 – Property and Equipment, Net (cont’d)

For the years ended December 31, 2006, 2007 and 2008, the Company recorded NIS 19,246, NIS 55,045 and NIS 56,990 of depreciation and amortization expense on property and equipment, respectively.

Note 6 – Other Assets, Net

Composition

			Convenience translation into US Dollars (Note 2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

ROU of international fiber optic cables	339,684	362,245	95,278
Licenses for telecommunication services	4,031	4,031	1,060
Website development costs	17,211	5,351	1,407
Debenture issuance costs	11,898	9,891	2,602
Other	1,859	4,117	1,083

	374,683	385,635	101,430

Less - accumulated amortization	(56,903)	(82,701)	(21,752)

	317,780	302,934	79,678

For the years ended December 2006, 2007 and 2008, the Company recorded NIS 11,832, NIS 29,308 and NIS 32,057 of amortization expenses on other assets, respectively.

The expected other assets amortization expense will be approximately NIS 30,000 for each of the next five years.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 7 – Other Intangible Assets, Net

Consists of:

			Convenience translation into US dollars (Note 2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Customer relationships	144,859	144,859	38,101
Brand names (*)	90,213	90,213	23,728

	235,072	235,072	61,829

Less - accumulated amortization	(32,696)	(60,432)	(15,895)

	202,376	174,640	45,934

For the years ended December 2006, 2007 and 2008, the Company recorded NIS 100, NIS 32,495 and NIS 27,736 of amortization expenses on intangible assets, respectively.

The expected intangible asset amortization expense for the customer relationship will be based on the expected economic benefit from those customers.

NIS

2009	23,337
2010	18,952
2011	15,201
2012	11,486
2013	7,798

*	Indefinite life intangible asset

Note 8 – Goodwill

Changes in goodwill for the years ended December 31, 2007 and 2008 is as follows:

			Convenience translation into US dollars (Note 2)
	Year ended December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Goodwill, beginning of year	416,593	417,608	109,839
Acquisition of 012	* 1,015	-	-
Impairment	-	**(720)	(189)

Goodwill, end of year	417,608	416,888	109,650

*	Additional payment to minority shareholder, see Note 3.

**	During 2008 certain reporting units under the Media segment experienced a decline in their operating profits and cash flows. The fair value of these reporting units was estimated using the expected present value of future cash flows.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 9 – Short-Term Bank Credit

The Company and its subsidiaries have an authorized revolving line of credit of NIS 124 million and NIS 114.6 million that bears interest at a weighted average rate of 5.4% and 5% as of December 31, 2007 and 2008, respectively. As of December 31, 2008, the Company’s unutilized line of credit amounted to NIS 71.8 million (as of December 31, 2007, NIS 36.6 million of line of credit was available).

The Company committed to the banks which it received the above line of credit not to record a pledge or lien on any of its assets without the consent of the banks (negative pledge).

Note 10 – Debentures

A.	Issuance of debentures

During the period of March 2007 to May 2007, the Company’s subsidiary 012 issued a total of NIS 425 million par value Series A debentures to institutional investors at par value. The debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli Consumer Price Index (“CPI”). The debentures bear annual interest at the rate of 4.75%.

The debentures have the following terms:

–	012 is entitled to increase the series of the debentures and to issue additional series at the same terms, providing that this does not cause the credit rating of the outstanding debentures to decrease below the rating prior to the issuance.

–	012 is prohibited from creating any liens on its assets without the prior approval of the general meeting of the debentures holders.

–	012 will not repay all or any portion of its shareholders’ loans for as long as the ratio of net debt (without the shareholders’ loans) to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization) is more than two for the last four quarters.

–	012 is entitled to make an early redemption of the debentures, in whole or in part, in the last two weeks of each quarter. The amount payable will be the higher of: the principal plus accrued interest and linkage differences as at that date; or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%.

–	The debentures holders are entitled to demand the immediate redemption of the debentures or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in the following events:

a.	The winding-up, dissolution or liquidation of 012.

b.	Non-payment by 012 of the amounts required according to the terms of the debentures.

c.	A foreclosure is imposed on 012‘s principal assets.

d.	Breach of a material provision of the debentures.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 10 – Debentures (cont’d)

As of the date of these financial statements 012 was in compliance with the financial covenants of the debentures. The debentures were listed for trading on TASE on November 28, 2007

On September 30, 2007, the Company issued a total of 423 million par value Series B debentures at 97% of their par value. The debentures are repayable in six equal annual installments on November 1st of each of the years 2010 to 2015 (inclusive). The principal of the debentures and the interest accruing thereon is indexed to the Israeli CPI.

The outstanding balance of the debentures bears interest of 5% per year, payable once every 12 months. The interest will be paid once a year, on November 1st of each of the years 2008 to 2015. The debentures were listed for trading on TASE on October 2007.

The debentures have the following terms:

–	In the event that TASE decides to delist the debentures (Series B) because the value of such debentures falls below the threshold for delisting fixed in the regulations of the TASE, the Company will announce a date for early redemption within 45 days of the resolution of the TASE board to delist the Company as stated above, on which date the holders of the debentures may redeem them. On the date of early redemption, the Company shall redeem the debentures whose holders have asked that the Company redeem, at the balance of their par value plus indexation and any interest accruing on the principal through the actual date of redemption, in accordance with the terms of the debentures, and the debentures shall be delisted from the TASE.

–	The debentures holders are entitled to demand the immediate redemption of the debentures or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in the following events:

a.	The winding up, dissolution or liquidation of the Company.

b.	Non-payment by the Company of the amounts required according to the terms of the debentures.

c.	A foreclosure is imposed on the Company’s principal assets.

As of the date of these financial statements the Company was in compliance with the financial covenants of the debentures

Aggregate maturities are as follows:

As at December 31 2008

2009	54,979
2010	127,667
2011	127,667
2012	127,667
2013 and thereafter	437,977

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 10 – Debentures (cont’d)

B.	Debentures buyback program

In November 2008, our Board of Directors authorized the repurchase of up to NIS 100 million of the Series B debentures. According to this decision the purchases will be made from time to time by us or one of our wholly-owned subsidiaries in the open market on the TASE. The timing and amount of any purchases will be determined by the Company’s management based on its evaluation of market conditions and other factors. As of December 31, 2008, the Company had repurchased Series B Debentures under the program at a total purchase price of approximately NIS 4.4 million.

In November 2008, 012‘s Board of Directors announced that it had authorized the repurchase of up to NIS 100 million of its Series A debentures. As of December 31, 2008, 012 repurchased approximately NIS 16 million (US$4.2 million) of these debentures. These transactions generated a gain of approximately NIS 3.1 million (US$ 0.8 million), which has been recorded in Financial income.

Note 11 – Accrued Severance Liability

Pursuant to Israeli severance pay laws, the amount of Company’s liability to its Israeli employees is calculated based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company’s Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. Most of the Company’s liability is provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

The assets held for employee severance include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. Severance pay expenses for the years ended December 31, 2006, 2007 and 2008 were approximately NIS 3,933, NIS 5,441 and NIS 8,127, respectively.

Note 12 – Convertible Debentures

In 2005, the Company issued 220,000 Debentures (Series A) together with 1,500 Stock Purchase Warrants (Series 1) together with 2,500 Stock Purchase Warrants (Series 2) which were offered to the public in 100,000 units by means of a tender. The interest rate set for the Debentures was 4% (annual effective interest rate 4.75%).

The securities offered under the Prospectus were as follows:

1.	NIS 220,000 Debentures (Series A) of NIS 1 par value, repayable (principal) in eight equal annual installments on April 1 of each of the years 2008 to 2015 (inclusive), bearing interest of 4% per year and linked (principal and interest) to the Israeli CPI published on March 15, 2005 for February 2005. The interest will be paid every twelve months, on April 1 of each of the years 2006 to 2015 (inclusive). The Debentures are convertible into ordinary shares on each trading day, until March 16, 2015.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 12 – Convertible Debentures (cont’d)

The conversion price was NIS 40 of Debentures per ordinary share until March 31, 2008 and was adjusted to NIS 50 of Debentures per ordinary share from April 1, 2008 until March 31, 2015. Debentures (Series A) not converted into ordinary shares by March 16, 2015 (inclusive) will not be convertible.

During the years 2006, 2007 and 2008, NIS 103,689 par value of the convertible debentures were converted.

2.	1,500 of Stock Purchase Warrants (Series 1), registered in the name of their owners, were exercisable into ordinary shares of NIS 0.01 par value each, from June 1, 2005 until August 15, 2005. The exercise price was NIS 32 per ordinary share. The Series 1 warrants expired unexercised.

3.	2,500 of Stock Purchase Warrants (Series 2), registered in the name of their owners, were exercisable into ordinary shares of NIS 0.01 par value each, from June 1, 2005 until October 15, 2007. The exercise price was NIS 40 per ordinary share, linked to the Israeli CPI. During 2007, 2,495 of the Warrants were exercised for net proceeds of NIS 104 million and 5 Warrants expired.

The Company attributed the proceeds from the offering based on their fair value relative as follows:

	%	NIS thousands

Convertible debentures	96	211,156

Stock Purchase Warrants (Series 1)	1	1,898

Stock Purchase Warrants (Series 2)	3	6,946

Total Price Per Unit	100	220,000

In January 2008, the Board of Directors of the Company authorized the repurchase of up to NIS 112 million of the Company’s convertible debentures. The repurchases will be made from time to time in the open market on the TASE. The timing and amount of any convertible bond repurchased will be determined by the Company’s management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time. As of December 31, 2008, the Company had repurchased 11,024,053 Series A Debentures, at a total purchase price of approximately NIS 11.6 million.

Aggregate maturities are as follows:

As at December 31 2008

2009	14,476
2010	14,476
2011	14,476
2012	14,476
2013 and thereafter	43,427

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 13 – Long-Term Obligations and Other Payable

Composition:

			Convenience translation into US Dollars (Note 2)
	As at December 31		December 31 2008
	2007	2008
			US$

Long-term financial arrangement
(See Note 20B3)
(linked to US$ exchange rate)	6,394	2,940	773
Less: current maturities	(3,558)	(2,797)	(735)

	2,836	143	38

Other long-term loans	16,147	9,058	2,382
Less: current maturities	(7,176)	(8,441)	(2,220)

	8,971	617	162

Long-term accrued interest	20,458	-	-

	32,265	760	200

Aggregate maturities as of December 31, 2008 are as follows:

		Convenience translation into US Dollars (Note 2)
	As at December 31 2008	December 31 2008
		US$

2009	11,238	2,956
2010	760	200

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 14 – Other Payables and Accrued Expenses

Consist of:

			Convenience translation into US Dollars (Note 2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Provision and accrued expenses	46,700	53,361	14,035
Employee and payroll accruals	22,544	18,970	4,989
Government authorities	4,425	4,147	1,091
Income tax payable	43,814	47,094	12,387
Derivative financial instruments	828	1,055	278
Others	2,423	761	200

	120,734	125,388	32,980

Note 15 – Share Capital

A.	Share-based payments

In 2005, the Company established the 2005 Israeli Share Option Plan (the “2005 Plan”), which complies with amended Section 102 of the Income Tax Ordinance, and authorizes the grant of options to purchase up to 540,000 of the Company’s ordinary shares with an exercise price of $4.50 per ordinary share. Employees, officers, directors and consultants of the Company and its subsidiaries are eligible to participate in the 2005 Plan. The 2005 plan has a term of seven years and will terminate in July 2012. The implementation of the Plan is subject to final approval or change by the Board of Directors.

As of balance sheet date and as of the date of the approval of the financial statements, the Board of Directors has not yet approved the final terms of the Plan and no grants were awarded under the Plan.

B.	Share Buyback

In November 2007, the Company’s Board of Directors authorized the repurchase of up to NIS 70 million of the Company’s ordinary shares in the open market from time to time at prevailing market prices. As of December 31, 2008, the Company had repurchased 1,978,476 ordinary shares under the program at a total purchase price of NIS 68 million. In July 2008, the Board of Directors authorized a second repurchase program, for the repurchase of up to an additional NIS 70 million of the Company’s ordinary shares in the open market from time to time at prevailing market prices. As of December 31, 2008, the Company had repurchased 1,886,005 ordinary shares under the second program at a total purchase price of NIS 39 million. From January 1, 2009 and until June 22, 2009, the Company repurchased 1,481,087 ordinary shares under the second program at a total purchase price of approximately NIS 26 million.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 – Share Capital (cont’d)

C.	012 2007 Equity Incentive Plan

In February 2008, 012‘s Board of Directors approved a share based incentive plan for its employees, directors and service providers. Under its equity incentive plan, 012 may grant its directors, officers and employees restricted shares, restricted share units and options to purchase its ordinary shares. The total number of ordinary shares available for grant under the plan is 2,250,000, which will be reduced by two shares for each restricted share unit or restricted share that 012 grants under the plan with a per share or unit purchase price lower than 100% of fair market value of its ordinary shares on the date of grant and by one share for each option that 012 grants under the plan. At December 31, 2008, there were 1,150,000 012 ordinary shares available for future grants.

During 2008, 012 granted 1,100,000 options to certain of its employees. The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Since 012‘s shares did not have enough trading history at grant date, expected volatility was computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the Israeli treasury yield curve in effect at the time of grant.

2008

Valuation assumptions:
Expected dividend yield	0%
Expected volatility	52%
Expected term (years)	5
Risk-free interest rate	5.2%

The weighted average grant date fair value of 012 options granted during 2008 was NIS 19,831.

At December 31, 2008, there was NIS 16,402 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 3.3 years. As of December 31, 2008, all 012 options are expected to vest.

Restricted shares, restricted share units and options granted under the equity incentive plan will generally vest over four years from the grant date. Any option not exercised within seven years of the grant date will expire. If 012 terminates the employment of an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If 012 terminates the employment of an employee for any other reason, the employee may exercise his or her vested options within 60 days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 16 – Earnings Per Share

The net income (loss) and the weighted average number of shares used in the computation of basic and diluted earnings per share are as follows:

	Years ended December 31,
	2006	2007	2008

Net income (loss)	11,085	124,018	(24,295)

Dilutive effect:
Interest expense on convertible debentures
and issuance costs	-	10,718	-

Net income (loss) used for computation of diluted
earnings (loss) per share	11,085	134,736	(24,295)

Weighted average number shares used in the
computation of basic earnings (loss) per share
(in thousands)	18,438	21,617	21,551

Add:
Additional shares from the assumed exercise
of warrants	-	268	-
Weighted average number of additional shares issued
upon assumed conversion of convertible debentures	-	2,910	-

Diluted weighted average Ordinary shares
outstanding (in thousands)	18,438	24,795	21,551

Basic earnings (loss) per Ordinary share	0.60	5.74	(1.13)

Diluted earnings (loss) per Ordinary share	0.60	5.44	(1.13)

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Fair Value Measurements

A.	Fair value of financial instruments

The fair values of the financial instruments as of December 31, 2007 and 2008, represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available under the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables, parent company receivable, related parties receivables, other current assets, short-term bank credit, accounts payable, other current liabilities: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

Long-term receivables: The fair value is determined as the present value of future contractual cash flows discounted at an interest rate that reflects the risks inherent in those cash flows. The discount rates range from 2.4% to 3.0% and approximate rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk. The difference between the carrying amounts and fair value is not material.

Marketable securities: Equity securities classified as available for sale are measured using quoted market prices at the reporting date multiplied by the quantity held. Debt securities classified as trading and available-for-sale are measured using quoted market prices multiplied by the quantity held.

Foreign currency forward contracts: The fair value of foreign currency forward contracts are based on quoted prices and market observable data of similar instruments.

Debentures and convertible debentures: The Company’s debentures and convertible debentures are listed for trade on the TASE. The fair value of the Company’s debentures and convertible debentures is measured using quoted market prices of the debentures and convertible debentures.

The estimated fair value of the debentures and convertible debentures with a carrying materially different from their fair value, based on quoted market prices of the Company’s debentures and convertible debentures, and related carrying amounts are as follows:

	December 31, 2007		December 31, 2008
	*Book value	Fair value	*Book value	Fair value
	NIS	NIS	NIS	NIS

Debentures	865,223	881,081	904,489	766,098
Convertible debentures	120,847	133,233	100,391	85,416

	986,070	1,014,314	1,004,880	851,514

*	Includes Debenture issuance costs.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 – Fair Value Measurements (cont’d)

B.	Fair Value Hierarchy

The Company adopted FASB Statement 157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

—	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

—	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

—	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

All investments in trading and available-for-sale marketable securities in the amount of NIS 494,718 are measured at fair value on a recurring basis using Level 1 inputs. Derivative financial instruments, in the amount of NIS 1,055 were measured using Level 2 inputs.

The financial statements as of and for the year ended December 31, 2008 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of Statement 157. All nonrecurring fair value measurements for 2008 involved nonfinancial assets and the Company will not adopt the provisions of Statement 157 for nonrecurring fair value measurements involving nonfinancial assets and nonfinancial liabilities until January 1, 2009.

Note 18 – Income Taxes

A.	Adjustments for inflation

Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”), in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Israeli CPI. The Inflationary Adjustments Law was effective beginning in the 1985 tax year. The various adjustments required by the aforesaid law are designed to achieve taxation of income on a real basis. However, adjustment of the historical income pursuant to the provisions of the Inflationary Adjustments Law is not in accordance with U.S. GAAP. As a result, differences arise between the reported income appearing in the financial statements and the inflation adjusted income reported for tax purposes.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 – Income Taxes (cont’d)

A.	Adjustments for inflation (cont’d)

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“The Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law is no longer applicable subsequent to the 2007 tax year, except for certain transitional provisions.

Furthermore, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carryforwards will no longer be linked to the Israeli CPI subsequent to the 2007 tax year, and the balances that have been linked to the Israeli CPI through the end of 2007 tax year will be used going forward.

B.	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

On July 25, 2005, the Knesset passed the “Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005” (“2005 Amendment”). The 2005 Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006, 2007 and 2008 the tax rate was 31%, 29% and 27%, respectively, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax at 25%. The current tax and the deferred tax balances as of December 31, 2007 and 2008 are calculated in accordance with the tax rates that were in effect after the 2005 Amendment.

C.	The income tax expense (benefit) presented in the consolidated statements of operations are as follow:

				Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2008
	2006	2007	2008
	NIS	NIS	NIS	US$

Current taxes	1,513	50,216	29,444	7,744
Deferred taxes	(227)	244	(14,894)	(3,917)

Income tax expense	1,286	50,460	14,550	3,827

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 – Income Taxes (cont’d)

D.	A reconciliation of the theoretical income tax expense computed on the income before income taxes at the statutory tax rate to the actual income tax expense is as follows:

				Convenience translation into US Dollars (Note 2)
	Year ended December 31			Year ended December 31 2008
	2006	2007	2008
	NIS	NIS	NIS	US$

Income before income taxes
reported in the consolidated
statements of operations	12,739	175,745	3,593	945
Statutory tax rate	31%	29%	27%	27%

Theoretical income tax expense	3,949	50,966	970	255

Increase (decrease) in income tax
expense resulting from:
Permanent differences in respect of
losses on hedge transactions	4,831	-	-	-
Non-deductible expenses	214	4,894	3,056	804
Effect of change in tax rate	-	(4,121)	1,162	305
Change in valuation allowance	(7,988)	(16,435)	8,696	2,287
Inflationary adjustments and other
differences	280	2,398	(766)	(201)
Share-based compensation	-	-	926	244
Prior year income tax expenses	-	12,758	506	133

Income tax expense	1,286	50,460	14,550	3,827

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 – Income Taxes (cont’d)

E.	The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

			Convenience translation into US Dollars (Note2)
	December 31		December 31 2008
	2007	2008
	NIS	NIS	US$

Deferred tax assets:
Provision for employee benefits, net	6,174	5,997	1,577
Allowance for doubtful debts	5,533	5,837	1,535
Tax loss carryforwards	26,002	32,803	8,628
Property and equipment and other assets, net	4,245	3,389	891
Unrealized loss on marketable securities	-	24,063	6,329
Other	2,052	1,976	520

Total gross deferred tax assets	44,006	74,065	19,480

Valuation allowance	(11,749)	(20,445)	(5,377)

Net deferred tax assets	32,257	53,620	14,103

Deferred tax liabilities:
Intangible assets	(51,385)	(44,226)	(11,632)
Issuance of shares in a subsidiary	(30,077)	(30,077)	(7,911)

Total gross deferred tax liabilities	(81,462)	(74,303)	(19,543)

Net deferred tax liabilities	(49,205)	(20,683)	(5,440)

All income before income taxes and related income tax expense are from Israeli sources.

The Company and its subsidiaries (the “Group”) has NIS 130,141 of operating loss carryforwards, which can be carried forward indefinitely.

The Group’s management has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Group’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carryforwards.

In assessing the need for a valuation allowance, the Group has evaluated all positive and negative evidence, including the work plans of the Group’s management and the analysis of scenarios for achieving the work plans. The underlying assumptions utilized in forecasting its future taxable income require judgment and may be subject to revision based on future business developments. As a result of this assessment, the Company has recorded a valuation allowance to fully offset all the deferred tax assets of certain subsidiaries that incurred losses as of December 31, 2008 and 2007.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 – Income Taxes (cont’d)

F.	Accounting for Uncertainty in Income Taxes

The Group adopted the provisions of FIN 48 on January 1, 2007 and there was no material effect on the consolidated financial statements. As a result, the Company did not record any cumulative-effect adjustment related to adopting FIN 48.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	2007	2008	Convenience translation into US Dollars (Note 2)
	NIS	NIS	US$

Balance as of January 1,	7,600	-	-
Settlement	(5,000)	-	-
Reductions for prior year tax position	(2,600)	-	-
Increase related to prior year tax position	-	19,562	5,145
Increase related to current year tax position	-	17,861	4,698

Balance as of December 31,	-	37,423	9,843

The majority balance of the unrecognized tax benefits, if recognized, would not affect the effective tax rate as this amount would be offset by compensating adjustments in the Company’s deferred tax liabilities.

The Company is unable to provide an estimate of the range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

Interest and penalties related to unrecognized tax benefits amounted to NIS 0 and NIS 1,427 in 2007 and 2008, respectively.

The Company and its subsidiaries file income tax returns only in Israel. The Israeli tax returns of the Company and its subsidiaries are open to examination by the Israeli tax authorities for the tax years beginning in 2004.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 – Related Parties

A.	Related party balances arise from the ordinary course of business and are as follows:

Related parties are comprised of principal shareholders (holders of 10% and above of the Company’s share capital) the Company’s management, immediate family members of the aforementioned and subsidiary and affiliated companies of the aforementioned.

Transactions with related parties are arms-length transactions as detailed below:

(a)	Purchase of office equipment for both self use and promotion and cellular mobile phones from related parties.

(b)	Sale of communication services to related parties.

(c)	Advertising through related parties.

(d)	Fees with respect of investment services.

Related parties’ balances are presented as follows:

			Convenience translation into US Dollars (Note 2)
	December 31		Year ended December 31 2008
	2007	2008
	NIS	NIS	US$

Debit balance - current assets	4,294	1,729	455
Credit balance - current liabilities	211	3,223	848

B.	Related party transactions were reflected in the consolidated statements of operations as follows:

				Convenience translation into US Dollars (Note 2)
	December 31			Year ended December 31 2008
	2006	2007	2008
	NIS	NIS	NIS	US$

Revenues	1,270	3,139	5,395	1,419

Cost of revenues	181	1,444	12,803	3,367

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 – Related Parties (cont’d)

B.	Related party transactions were reflected in the consolidated statements of income as follows: (cont’d)

				Convenience translation into US Dollars (Note 2)
	December 31			Year ended December 31 2008
	2006	2007	2008
	NIS	NIS	NIS	US$

Selling and marketing expenses	1,266	699	206	54

General and
administrative expenses	603	262	274	72

Financing expenses	-	45	768	202

Note 20 – Commitments and Contingencies

A.	Contingent liabilities

1.	On September 2, 2007, a motion for a class action suit was filed with the Tel Aviv District Court against the owners of several leading e-Commerce sites in Israel, including the Company, which operated the website www.P1000.co.il. The e-Commerce site and operations were transferred to Smile.Media Ltd., a subsidiary of the Company, on December 31, 2006.

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

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 – Commitments and Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

2.	On January 2, 2005, a claim was submitted against 012 Ltd. and three other companies regarding infringement of Israeli Patent No. 76993 of November 10, 1985, unjust enrichment, breach of statutory duties and conversion (the “2005 Claim”). The plaintiffs’ demands include payment of amounts of income generated from exploitation of the Patent, payment of reasonable royalties for exploitation of the Patent, punitive damages, litigation costs and attorneys’ fees, and payment of linkage differentials and interest from the date of creation of the debt until the date of actual payment. The 2005 Claim states that the monetary amount cannot be determined at this stage and that it has been assessed for the purpose of court fees only at NIS 10 million. A statement of defense was filed on July 17, 2005 and a third party notice against the providers of the telecommunications systems allegedly infringing the patent (the “Third Party Defendants”), seeking indemnification and compensation for any liability that may be imposed in the context of the 2005 Claim (the “Third Party Proceedings”). The plaintiffs have also initiated similar proceedings against other telecommunication companies in other countries, including the United Kingdom and the United States, against other telecommunication companies. Some telecommunication companies, including one of the initial defendants named in this 2005 Claim, have settled with the plaintiffs, whereas other telecommunication companies have refused to settle and are continuing to litigate. On May 23, 2008, the England & Wales High Court of Justice, Chancery Division, Patents Court, declared that the plaintiffs’ corresponding English patent is invalid on the grounds of obviousness and excluded matter. On May 20 2009, the Court of Appeals dismissed the appeal of the decision in the Chancery Division, Patents Court and affirmed the lower court decision based on obviousness. The District Court scheduled a Pre-trial hearing for July 12 2009, and the parties have agreed that all preliminary proceedings (e.g. discovery requests and interrogatories) will be completed no later than the pre-trial date. One of the Third Party Defendants in the Third Party Proceedings is Nortel Networks Israel (Sales and Marketing) Ltd. (“Nortel Israel”). In a separate proceeding, on January 19, 2009, the District Court of Tel Aviv issued an ex parte order according to which all legal proceedings in which Nortel Israel is a party, including the abovementioned Third Party Proceedings, are stayed. Such stay of proceeding was extended several times and is currently in force until August 30, 2009 and a hearing in this matter is scheduled for that date. On February 25, 2009, 012 and another defendant in the 2005 Claim, filed a motion to the Court requesting that it allow 012 and the other applicant to continue the Third Party Proceedings against Nortel Israel. On March 10, 2009, Nortel Israel’s trustees submitted their response. On March 19, 2009, 012 submitted its reply. On March 22, 2009, the Court ordered the receiver in this matter to submit its position to the Court before any decision on this matter is rendered. Such response is due on June 17, 2009. The Company included in its consolidated financial statements a provision for the 2005 Claim which, according to management’s estimation, is sufficient to cover any possible losses from the 2005 Claim.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 – Commitments and Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

3.	During 2002, the Israeli Ministry of Communications (the “Ministry of Communications”) requested from 012 payment of royalties on its income from telephone calling cards for the years 1997 – 2000, in the amount of approximately NIS 4.5 million. 012 rejected the request. During 2006, the Ministry of Communications forwarded to 012 a request for payment of the royalties, as stated, in the amount of approximately NIS 7.5 million (including interest and linkage increments) as of the date of the request. In November 2006, 012 forwarded to the Ministry of Communications a legal opinion (the “Opinion”) rejecting the request and arguing that 012 is entitled to the repayment of excess royalties paid in the same period. On April 17, 2008, 012 sent a letter to the Ministry of Communications demanding that it state its position regarding the findings included in the Opinion. On April 27, 2008 the Ministry of Communications responded to the letter and informed 012 that its demand regarding the alleged debt remains. In its response the Ministry of Communications stated that it has conducted several discussions on the subject and it will inform 012 as to its position shortly.

Representatives of the Ministry of Communications and 012 met during July 2008 in order to discuss this dispute. Following this meeting the representatives of 012 were asked to draft suggestions for the settlement of this dispute and these were sent to the Ministry of Communications in September 2008. Since then, the Ministry of Communications has not responded to 012‘s suggestions. The Company provided a provision for this request in its consolidated financial statements. According to management’s estimation the provision is sufficient to cover any losses that may arise from the request.

4.	In 2003, Bezeq, The Israel Telecommunications Co. Ltd (‘Bezeq”), requested a collection commissions from 012 at the rate of 5.72% of its gross income from card-operated public telephones “the card-operated telephones”, for the years 1997-2002 in the amount of approximately NIS 6 million (including interest and linkage increments). In June 2004, Bezeq unilaterally set off this amount from the amounts accruing to 012. On January 4, 2006, the Minister of Communication determined that Bezeq is not entitled to the collection commission and is required to return to 012 the amounts set off in respect of this commission, with the addition of interest and linkage increments.

On September 6, 2006, the District Court dismissed Bezeq’s appeal on the grounds of lack of jurisdiction. On September 26, 2007, Bezeq submitted an administrative petition to the Israeli Supreme Court regarding the Ministry of Communications’ determination. In addition, in an alternative proceeding, Bezeq appealed on October 25, 2006 to the Supreme Court against the District Court’s decision dismissing Bezeq’s appeal against the Ministry of Communications’ determination. At 012 Golden Line’s request, the hearings regarding the administrative petition and the appeal were scheduled for July 28, 2008 before the same panel.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 – Commitments and Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

4.	(cont’d)

On July 28, 2008 the Supreme Court conducted a hearing on Bezeq’s appeal stating that a hearing on Bezeq’s administrative petition should only take place after the Supreme Court issues a decision on the appeal. On March 16, 2009 the Supreme Court published its decision denying Bezeq’s appeal and awarding expenses to 012.

Following the Supreme Court ruling, 012 was approached by Bezeq seeking a settlement which might result in a gain in the future. In compliance with FASB Statement 5, “Accounting for Contingencies”, in light of the fact that the settlement did not take place during the year ended December 31, 2008, no gain was recognized.

5.	In February 2008, a motion to certify a class action was filed with various District Courts in Israel against several international telephony companies including, 012, with respect to prepaid calling card services. The plaintiffs allege that: (i) the defendants unlawfully charged consumers in excess of the tariffs published by them, (ii) the prepaid calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards, (iii) the defendants deduct from the prepaid calling card the time spent when a user unsuccessfully attempts to make a call utilizing the card, (iv) the defendants calculate and collect payment not by units of round minutes indicated, (v) the defendants provide misleading information about the number of “units” on the card, and (vi) the defendants formed a cartel that arranged and raised the prices of calling cards. Management believes that 012 has good defenses against certification of the suit as a class action. In the event the lawsuit is certified as a class action, the total amount claimed against 012 is NIS 226.4 million. At this preliminary stage 012 is unable to estimate what potential liability or costs, if any, may be incurred in connection with this matter.

In April 2008, a motion to certify a class action was filed with various District Courts in Israel against Netvision 013 Barak and 012 with respect to its provision of prepaid calling card services. The action alleges that the defendants improperly calculated the length of the international calls in whole-minutes units rather than in one-second units. The lawsuit does not specify an allocation of the claim amount between the defendants. Management believes that 012 has good defenses against certification of the suit as a class action. In the event the suit is certified as a class action, the estimated amount claimed from both defendants is NIS 200 million. At this preliminary stage 012 is unable to estimate what potential liability or costs, if any, may be incurred in connection with this matter.

In November 2008, a motion to certify a class action was filed against 012. The action alleges that 012 unlawfully raised the monthly tariffs of its Internet services. The total amount of the claim is NIS 81 million. At this stage the Company is unable to estimate what potential liability or costs, if any, may be incurred in connection with these petitions.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 – Commitments and Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

6.	On October 12, 2008, 14 former freelancers and a former employee filed a monetary claim in Tel Aviv Employment Tribunal against Smile.Media, Mr. Eli Holtzman, Microsoft Israel and Mr. Dani Yamin, in the amount of approximately NIS 1.1 million. The former freelancers seek to be acknowledged as employees of the defendants, and receive the social rights derived from such relationship and the termination of such relationship with the defendants. On January 6, 2009, two additional former freelancers joined the claim, and the plaintiffs requested to amend their claim so that among other things, that Microsoft Corporation be substituted for Microsoft Israel Ltd. as a defendant. The amount of the amended claim is approximately NIS 1 million. On February 19, 2009, the Tribunal granted its consent to the requested amendments. In addition, on February 5, 2009, an additional former freelancer filed a monetary claim against all the defendants mentioned above in the amount of NIS 72,115, and sought to join his claim with the other former freelancers. On May 4, 2009, the Tribunal granted its consent to the requested motion. Simultaneously, two of the plaintiffs (one former freelancer and one former employee) who were pregnant, requested a temporary injunction for their reinstatment. A hearing took place on October 17, 2008, and in light of the Tribunal’s recommendation, the plaintiffs withdrew their claim, and the Tribunal rejected the request for the temporary injunction. On November 11, 2008 those two plaintiffs requested an extension to the time which they can file an appeal with respect to the decision of the Commissioner for Employment of Women Law. Both the Commissioner and the Company filed responses to the request. On December 31, 2008, the Tribunal accepted the request to extend the period in which to file an appeal. On April 4, 2009, at the plaintiffs’ initiative, the appeal was dismissed. On April 21, 2009, Smile.Media and Mr. Eli Holtzman moved to dismiss the action against them. No answer has been submitted by the plaintiffs. The time to file a statement of defense has not passed. At this preliminary stage it is impossible to estimate what potential liability or costs, if any, may be incurred in connection with this matter.

7.	From time to time, claims arising from the normal course of business are brought against the Company and its subsidiaries. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 – Commitments and Contingencies (cont’d)

B.	Commitments

1.	Royalties commitment

012 has been granted various licenses from the Ministry of Communications for the provision of international telecommunication services for 20 years until December 2025. At the end of each of the license period, the Minister of Communications may extend the period of the license for one or more successive periods of five to ten years.

In December 2005, 012 was granted a license for the provision of stationary domestic telecommunication services. The license was granted for a period of 20 years. At the end of the license period, the Minister of Communications may extend the license for one or more successive periods of ten years. During 2006, 012 commenced providing domestic telecommunication services under the terms of the license, which on January 31, 2007, was amended to also include provision of domestic telecommunication services in voice over broadband (“VoB”) technology.

According to the license terms, 012 is obligated to pay royalties to the State of Israel at the rate of 2% of the royalty-bearing income. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 4% in 2003, to 3.5% in 2004 and 2005. In August 2006, the royalty rate was reduced to 3%, retroactively from January 1, 2006 and it will continue to be reduced by 0.5% per year, until reaching a rate of 1% in 2010.

012 provided the State of Israel with an unconditional bank guarantee of NIS 28.2 million to ensure compliance with the provisions of the licenses. The guarantee will be in effect for a period ending two years after the end of the licenses period, or until the date on which 012 fulfills all of its obligations under the licenses.

2.	Under the terms of the licenses 012 must maintain minimum shareholders’ equity equal to or in excess of NIS 20-25 million ($ 4.7-5.9 million).

3.	Rights of Use (ROU) and lease agreement

a.	012 has signed long-term agreements with two other Israeli long distance carriers, to purchase indefeasible Rights of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for an additional five year period. 012 is obligated to pay ROU charges for each new international line ordered in respect of each circuit in 36 monthly installments. As of the balance sheet date, 012 has a commitment to purchase additional ROUs in the framework of the above agreements in the total amount of approximately NIS 48.8 million during 2009-2015. As of December 31, 2007 and 2008, the balance of the long-term arrangements amounted to NIS 6,394 and NIS 2,940, respectively.

012 also entered into agreements with a service provider for the purchase of indefeasible ROUs for international fiber optic lines until the year 2017 including an extension option of five years. The purchase price for each ROU is payable in 29 to 36 monthly payments commencing with the utilization of each cable.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 – Commitments and Contingencies (cont’d)

B.	Commitments (cont’d)

3.	Rights of Use (ROU) and lease agreement (cont’d)

a.	(cont’d)

The anticipated annual payments for the active ROU as of December 31, 2008 are:

		Convenience translation into US Dollars (Note 2)
	NIS	US$

2009	44,402	11,679
2010	40,968	10,775
2011	32,029	8,424
2012	26,723	7,029
2013 and thereafter	14,922	3,925

	159,044	41,832

In addition, under the terms of the ROU agreements, 012 is committed to pay annual maintenance fees during the usage period of a total of approximately NIS 24.5 million per year. All payments under the ROU agreements are linked to the US dollar.

b.	The Company and its subsidiaries have entered into various noncancellable operating lease agreements for premises and motor vehicles. The Company and its subsidiaries deposited NIS 94 pursuant to the terms of the operating lease agreements and provided a bank guarantee of NIS 2.1 million in respect of certain lease agreements.

The anticipated annual lease payments under non-cancelable operating leases for motor vehicles and premises, as of December 31, 2008 are as follows:

		Convenience translation into US Dollars (Note 2)
	NIS	US$

2009	17,437	4,586
2010	16,096	4,234
2011	13,098	3,445
2012	6,321	1,663
2013 and thereafter	12,183	3,204

	65,134	17,132

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 – Commitments and Contingencies (cont’d)

B.	Commitments (cont’d)

4.	Effect of new legislation and standards

Bezeq pays 012 interconnect fees with respect to calls being made from Bezeq fixed-lines to the Company’s VoB lines. Bezeq has raised the claim that it should not be paying interconnect fees to 012 because 012 uses its infrastructure. Although the Ministry of Communications has determined that Bezeq should continue to pay interconnect fees to 012 for calls originated from Bezeq fixed-lines to 012‘s lines at the same tariff that 012 pays Bezeq, this determination will be reviewed by the Ministry of Communications and there is no certainty that the Ministry of Communications will affirm its determination that Bezeq should continue to pay 012 interconnect fees at the then current rates, or at all.

As a result of an amendment to the Communications Law in March 2005, all telephone operators were required to implement number portability by September 1, 2006. Number portability would permit VoB subscribers to change to another network operator without having to change their telephone numbers. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, none of the cellular or landline operators implemented number portability by that date.

On May 24, 2007, 012 was notified by the Ministry of Communications that its failure to implement the number portability program constituted a continued violation of its license, which may require 012 to pay a fine of NIS 2,033 and additional daily fines of NIS 6.4 beginning May 25, 2007 until its implementation of the program. 012 submitted its response to the notification on July 5, 2007 and implemented number portability in December 2007. At this stage, management can not estimate the financial outcome of this violation, if any, therefore, no provision was recorded.

5.	Other commitments

a.	The Board of Directors resolved to indemnify the directors and officers of the Company for damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors’ and officers’ liability insurance.

b.	As at December 31, 2008, the Company has commitments of NIS 3,915 primarily covering purchases and maintenance of network equipment.

C.	Liens and guarantees

Bank guarantees provided in respect of licenses and lease of office facilities, see B above. In addition, 012 provided bank guarantees to other parties in the aggregate amount of NIS 1,159 as of December 31, 2008.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 21 – Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported internally to management.

The Company operates within two industries – Communications Services and Media. The Communications Services business includes two segments, broadband services and traditional voice services.

Broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, server hosting and a WIFI network of hotspots across Israel.

Traditional voice services include outgoing and incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

Media includes website content provision, operating portals, search engines, lead-generation, e-Commerce and paid content.

The majority of the Company’s property and equipment is utilized by all segments and therefore is not allocated between these segments.

Management evaluates each segment’s performance based upon revenue and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenue and gross profit are presented below.

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 21 – Segment Reporting (cont’d)

	Year ended December 31, 2008
	Broadband	Traditional Voice	Media	Adjustments	Consolidated

External revenues for
the segment	546,986	557,224	63,117	-	1,167,327
Internal revenues
for the segment	1,993	-	-	(1,993)	-

Total revenues
for the segment	548,979	557,224	63,117	(1,993)	1,167,327

Gross profit	240,355	112,432	15,427	(801)	367,413

Selling and marketing					175,780
General and
administrative					71,548
Impairment and other
expenses (income), net					(5,581)

Operating income					125,666

Financial income					36,177
Financial expenses					158,250

Income before income
taxes					3,593
Goodwill attributed
to the segment	297,040	114,131	5,717	-	416,888

Depreciation and
amortization	73,482	38,241	5,780	-	117,503

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 21 – Segment Reporting (cont’d)

	Year ended December 31, 2007
	Broadband	Traditional Voice	Media	Adjustments	Consolidated

External revenues
for the segment	478,972	624,185	72,789	-	1,175,946
Internal revenues
for the segment	1,717	-	896	(2,613)	-

Total revenues
for the segment	480,689	624,185	73,685	(2,613)	1,175,946

Gross profit	215,175	128,299	31,694	(1,518)	373,650

Selling and marketing					176,246
General and
administrative					69,843
Impairment and other
expenses (income), net					14,589

Operating income					112,972

Financial income					25,919
Financial expenses					83,456
Gain from issuance of
shares in a subsidiary					120,310

Income before income
taxes					175,745
Goodwill attributed
to the segment	297,040	114,131	6,437	-	417,608

Depreciation and
amortization	77,266	33,715	5,867	-	116,848

Internet Gold - Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 21 – Segment Reporting (cont’d)

	Year ended December 31, 2006
	Broadband	Traditional Voice	Media	Adjustments	Consolidated

External revenues
for the segment	182,516	159,990	65,853	-	408,359
Internal revenues
for the segment	-	-	2,871	(2,871)	-

Total revenues
for the segment	182,516	159,990	68,724	(2,871)	408,359

Gross profit	92,195	27,944	35,971	(164)	155,946

Selling and marketing					75,576
General and
administrative					33,957
Impairment and other
expenses (income), net					12,813

Operating income					33,600
Financial income					19,549
Financial expenses					40,410

Income before income
taxes					12,739
Goodwill attributed
to the segment	296,307	113,849	5,746	-	415,902

Depreciation and
amortization	17,894	3,539	9,745	-	31,178

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNET GOLD - GOLDEN LINES LTD. By: /s/ Eli Holtzman —————————————— Eli Holtzman Chief Executive Officer

By: /s/ Doron Turgeman —————————————— Doron Turgeman Deputy Chief Executive Officer and Chief Financial Officer

Dated: June 24, 2009