Form 20-F
period 2009-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2010-06-30
CIK 1090159

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ___________

Commission file number: 0-30198

INTERNET GOLD – GOLDEN LINES LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

1 Alexander Yanai Street, Petach Tikva 49277, Israel
(Address of principal executive offices)

Doron Turgeman, +972-3-9240000 (phone), +972-3-9399832 (fax)
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

Ordinary Shares, par value NIS 0.01 per share ……………17,991,902 (as of December 31, 2009)

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

TABLE OF CONTENTS

(i)

(ii)

INTRODUCTION

We are a leading communications group in Israel. Our shares are listed on the NASDAQ Global Market and on the Tel Aviv Stock Exchange, or TASE.  Our subsidiaries are B Communications Ltd. (formerly known as 012 Smile.Communications Ltd.) and GoldMind Ltd. (formerly known as Smile.Media Ltd.).  As used in this annual report, the terms “we,” “us” and “our” mean Internet Gold - Golden Lines Ltd. and its subsidiaries, “B Communications” means B Communications Ltd., “GoldMind” means GoldMind Ltd., “Eurocom Communications” means Eurocom Communications Ltd., “Bezeq” means Bezeq The Israel Telecommunications Corp., Ltd.; “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” or “YES” (the trade name for DBS) means DBS Satellite Service (1998) Ltd.

Our principal subsidiary, B Communications, entered into a share purchase agreement on October 25, 2009, to acquire the controlling 30.44% interest in Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications), for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.72 billion).  On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq.  In accordance with the terms of the transaction, effective as of the closing of the acquisition, B Communications designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors, which numbers 13 directors.  We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and will begin to report the consolidated results in our 2010 second quarter earnings release.

Prior to January 2010, B Communications offered a wide range of broadband and traditional voice services in Israel, which we refer to in this annual report as the legacy Communications Business.  As part of its acquisition of the controlling interest in Bezeq, on November 16, 2009, B Communications entered into an agreement to sell its legacy Communications Business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal-American Israel Corporation (NASDAQ: AMPL), or Ampal, for NIS 1.2 billion (approximately $318 million).  The sale of B Communications’ legacy Communications Business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.

B Communications changed its name from 012 Smile.Communications Ltd. to B Communications Ltd. on March 16, 2010 in connection with its acquisition of the controlling interest in Bezeq.  Since B Communications’ initial public offering in October 2007, its ordinary shares have been listed on the NASDAQ Global Market (symbol:BCOM) and on the TASE.  We currently own 76.62% of the ordinary shares of B Communications.

GoldMind is an Internet media company in Israel.  As of December 31, 2009, GoldMind had 10 Internet properties in its network, consisting of three eCommerce websites and seven online content websites.  GoldMind changed its name from Smile.Media Ltd. to GoldMind Ltd. on March 22, 2010 in connection with the sale of our legacy Communications Business to Ampal and the assignment of the “Smile” trademark to Ampal.

Effective as of January 1, 2009, we adopted International Financial Reporting Standards, IFRS, as issued by the International Accounting Standards Board, or the IASB, replacing the previous reporting standard which was generally accepted accounting principles in the United States.  Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB.  Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008.  Comparative data of our financial statements has been restated to retrospectively reflect the adoption of IFRS. Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and are translated into U.S. dollars at the representative rate of exchange at December 31, 2009 (NIS 3.775 = $1.00).  The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars.

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

(iii)

We have filed trademark applications in Israel for “B Communications” and “GoldMind.”  All other registered trademarks appearing in this annual report are owned by their holders.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

For the years ended December 31, 2008 and 2009, we have prepared our consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

For periods prior to December 31, 2007, our consolidated financial statements were prepared accordance with generally accepted accounting principles in Israel, or Israeli GAAP with a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP.  Effective as of January 1, 2008, we prepared our consolidated financial statements in accordance with U.S. GAAP.  We have therefore restated our consolidated financial information at and for the year ended December 31, 2008, in accordance with IFRS 1, on “First Time Adoption of IFRS”, and financial information set forth in this annual report for the year ended December 31, 2008, may differ from information previously published.  A description of the main differences between U.S. GAAP and IFRS is set forth in Note 29 to our consolidated financial statements.

As a first-time adopter of IFRS effective as of January 1, 2009, we have followed the specific prescriptions described in IFRS 1. The options selected for the purpose of the transition to IFRS are described in the Notes to our consolidated financial statements. Impacts of the transition on the statements of financial position at January 1, 2008, the profit and loss for the year ended December 31, 2008, and the statements of financial position at December 31, 2008, are presented and commented upon in Note 3 to our consolidated financial statements.

IFRS

The tables below at and for the years ended December 31, 2009 and 2008, set forth selected consolidated financial data under IFRS.  The selected financial information is derived from our consolidated financial statements, which have been audited by our independent registered public accountants in Israel.  The audited consolidated financial statements at and for the years ended December 31, 2008 and 2009 appear in this annual report.

Statement of Operations Data:

	Year Ended December 31,
	2008	2009	2009
	(NIS in thousands, except share and per share data)		(US$ in thousands, except share and per share data)

Revenues	1,167,327	1,243,088	329,295
Depreciation and amortization	117,503	98,642	26,130
Salaries	183,917	171,139	45,335
General and operating expenses	741,055	810,963	214,825
Other operating expenses	7,258	2,448	648
Other operating income	(12,839)	–	–
Operating income	130,433	159,896	42,357
Finance expense	138,700	133,908	35,471
Finance income	(27,202)	(131,806)	(34,915)
Income before income tax	18,935	157,794	41,800
Income tax	22,747	57,784	15,307
Net income (loss) for the year	(3,812)	100,010	26,493
Income (loss) attributable to owners of the Company	(18,315)	62,239	16,487
Income (loss) attributable to non-controlling interest	14,503	37,771	10,006
Income (loss) for the year	(3,812)	100,010	26,493
Basic earnings (loss) per share	(0.85)	3.39	0.89
Diluted earnings (loss) per share	(0.89)	3.39	0.89

Statements of Financial Position Data:
	As at December 31,
	2008	2009	2009
	(NIS in thousands)		(US$ in thousands)

Cash and cash equivalents	86,090	1,349,759	357,552
Total assets	1,900,904	2,845,606	753,802
Total current liabilities	424,267	1,008,728	267,213
Total non-current liabilities	885,002	1,144,080	303,067

U.S. GAAP:

The table below for the years ended December 31, 2007 and 2006 sets forth selected consolidated financial information under U.S. GAAP, which has been derived from our previously published audited consolidated financial statements for the years ending on such dates.

Statement of Operations Data:

	Year Ended December 31,
	2006	2007
	(NIS in thousands, except share and per share data)

Revenues:
Communications	342,506	1,103,157
Media	65,853	72,789
Total revenues	408,359	1,175,946
Operating expenses:
Cost of revenues	252,413	802,296
Selling and marketing	75,576	176,250
General and administrative	33,957	69,843
Impairment and other expenses (income), net	12,813	14,589
Total operating expenses	374,759	1,062,978
Operating income	33,600	112,968
Financial expenses, net	20,861	57,533
Gain from issuance of shares in a subsidiary	–	120,310
Income before income taxes	12,739	175,745
Income tax expenses	1,286	50,460
Income (loss) after income tax	11,453	125,285
Minority share in income	(34)	(1,267)
Company’s share in net loss of investees from continued operations	(334)	–
Net income (loss)	11,085	124,018
Earnings per ordinary share - basic
Net income (loss) per share	0.60	5.74
Weighted average number of shares used in the calculation	18,438	21,617
Earnings per ordinary share - diluted	0.60	5.44
Weighted average number of shares used in the calculation	18,438	24,795

Israeli GAAP:

The table below for the year ended December 31, 2005, sets forth selected consolidated financial information under Israeli GAAP, which has been derived from our previously published audited consolidated financial statements for the year ending on such date.

Statement of Operations Data:

Year Ended December 31, 2005
(NIS in thousands, except share and per share data)

Revenues:
Communications	246,579
Media	42,191
Total revenues	288,770
Operating expenses:
Cost of revenues	154,781
Selling and marketing	71,935
General and administrative	33,156
Total operating expenses	259,872
Operating income	28,898
Financial expenses, net	(9,403)
Other income	237
Income before income taxes	19,732
Income tax expenses	1,451
Net income	18,281
Earnings per ordinary share - basic
Net income per share	0.99
Weighted average number of shares used in the calculation	18,432
Earnings per ordinary share - diluted
Net income per share	0.99
Weighted average number of shares used in the calculation	18,432

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for dollars, expressed in NIS per one dollar.  The representative rate is the average between the buying rate and the selling rate of exchange.  We do not use such rates in the preparation of our consolidated financial statements included elsewhere herein.  See Note2 to the consolidated financial statements included elsewhere in this Form 20-F.

Period	Average	High	Low	At Period End

Year ended December 31, 2005	4.484	4.741	4.299	4.603
Year ended December 31, 2006	4.453	4.725	4.176	4.225
Year ended December 31, 2007	4.110	4.342	3.830	3.846
Year ended December 31, 2008	3.586	4.022	3.230	3.802
Year ended December 31, 2009	3.923	4.256	3.690	3.775

Period	High	Low

December 2009	3.815	3.772
January 2010	3.765	3.667
February 2010	3.796	3.704
March 2010	3.787	3.713
April 2010	3.749	3.682
May 2010	3.870	3.730

On June 28, 2010, the representative rate of exchange was NIS 3.888 = $1.00 as published by the Bank of Israel.

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

Risks Related to the Business of Bezeq

Bezeq’s competition from other telecommunications providers, and potential changes in the competitive environment and communications technologies, could adversely affect its business and our results of operations.

Competition in domestic landline services in Israel is intensifying.  Furthermore, we view the cellular telephony market as a market which, to a large extent, is an alternative to the fixed-line domestic telephony market.  The companies that currently compete with Bezeq or that are likely to compete with it in the future enjoy much greater business flexibility than Bezeq, including an ability to cooperate with subsidiaries and associates and to market joint service bundles with them.  The ability of Bezeq’s competitor HOT Telecom, or HOT, a partnership of the cable companies, to market service bundles (broadband Internet, telephony and cable television) with tariff flexibility, compared with the current restrictions on our ability to do so, harms Bezeq’s ability to compete.

In addition, the cellular market in Israel is highly saturated and characterized by strong competition, and is subject to technological and regulatory developments.  Bezeq’s operations in the cellular market, through its subsidiary, Pelephone, face fierce competition from the other cellular operators, Partner Communications Company Ltd. (a company controlled by Scailex Corporation Ltd.), or Partner, Cellcom Israel Ltd., a subsidiary of the IDB group, or Cellcom, and MIRS Communications Ltd., or MIRS, which has increased the size of the market and subscribers, but has caused an erosion of prices.  There is a trend to legislate and impose standards on cellular operations relating to the environment, increased competition, tariffs, product liability and the methods used for repairing products, which regulations could make it harder to construct cellular sites, impairing network quality, and increase the costs of services and marketing.  Due to the intense competition in the cellular market, we may not be able to roll those costs in full onto consumers, which could erode our profits in the sector.  Furthermore, regulatory intervention and the uncertainty it entails may have an adverse effect on our ability to plan our cellular business activity.

The competition in the cellular and land-line markets has increased as a result of the introduction of number portability and we expect it to further increase upon implementation of the Ministry of Communications’ policy to encourage the entry of mobile virtual network operators into the cellular market.

Additionally, in the field of television broadcasts, in which Bezeq operates through DBS, which is characterized by a very high penetration rate and very strong competition, Bezeq is required to constantly invest in recruiting and retaining customers; and dealing with high transfer rates of customers between DBS and HOT and abandonment by costumers who view broadcast via the Internet and digital terrestrial television.  The offer of a bundle of services containing multi-channel television, Internet and telephony, which are not offered in this format by DBS, as well as HOT’s high penetration rates for video on demand, or VOD, services also increase HOT’s ability to compete against DBS.  DBS’s inability to offer VOD services in competition with HOT also harms DBS’s ability to compete.

Telecommunications is a field characterized by frequent technological changes and a short economic life span for new technologies.  These trends mean a constant lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technology and networks owned, which may cause Bezeq to incur impairment charges for investments which are still recorded on its statements of financial position.

Competition in the voice, cellular and Internet services markets in Israel is intensifying.  The main characteristic of market competition in 2009 was the merging of communication groups and offering of comprehensive services and products.  Four main groups operate in the communications market in Israel today: the Bezeq group, the IDB group, the Partner group and the HOT group.  There are four competitors in the international long distance voice services market in Israel, Bezeq International, 013 NetVision Ltd. (a member of the IDB group), or 013 NetVision, 012 Smile Telecom Ltd., or 012 Smile Telecom, and Xfone Ltd., or Xfone.  In the ISP market there are a number of competitors, including Bezeq International, 012 Smile Telecom, 013 NetVision and Partner, and two minor niche players, and Bezeq believes that HOT is preparing to enter this market.  In the cellular services market in Israel there are four competing companies: Cellcom, Partner, Pelephone and MIRS.  Pelephone faces fierce competition from such other cellular operators and such competition has resulted in an increase in the size of the market, the addition of new subscribers and an erosion of prices.

Bezeq operates in a highly regulated telecommunications market which limits its flexibility in managing its business and may materially and adversely affect our results of operations.

Bezeq operates in a highly regulated industry in Israel, which limits its flexibility in managing its business, mainly with respect to the land-line market.  Bezeq is subject to government supervision and regulation relating to, among other things, licensing for activity, determining permitted areas of activity, determining tariffs, operation, competition, environment, payment of royalties, obligation to provide universal service, ability to hold its shares, relationships between Bezeq and its subsidiaries and prohibition to terminate or restrict its services (which may force Bezeq to provide services even when not economically feasible or against its interests).  This supervision and regulation at times lead to the intervention of the State of Israel.  Bezeq’s business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications as well as changes in laws, regulations or government policy affecting its business activities.  Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that Bezeq expects and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to Bezeq’s business and results of operations

Bezeq may face difficulties in obtaining some of the building and environmental permits required for the establishment and operation of its network sites, which could have an adverse effect on the coverage, quality and capacity of its network.

Bezeq, mainly with respect to its cellular operations through Pelephone, is subject to the Israeli Non-Ionizing Radiation Law, 5766-2006, which regulates the emission of electromagnetic radiation from broadcast facilities.  Bezeq is currently working to obtain permits to set up and operate its various broadcasting installations; however, the policies maintained by the various relevant entities and amendments to applicable statutes and standards could adversely impact the infrastructure of such installations and the regularity of the services using the infrastructure.  As a result, Bezeq’s revenues from these services could be adversely affected.

In addition, the establishment and operation of cellular antennas are subject to building permits from various planning and building committees, a process that involves a number of approvals from Israeli state entities and regulatory bodies.

The foregoing may impair the quality and capacity of Bezeq’s existing network and the deployment of the new network.

Actual and alleged health risks related to cellular network sites and mobile telecommunication devices could have a material adverse effect on our business, operations and financial condition.

Cellular network sites, handsets and accessories are known to be sources of non-ionizing radiation emissions.  Bezeq takes steps to ensure that the levels of radiation emitted by these transmission facilities, equipment and devices do not exceed the levels of radiation permitted in the directives of the Israeli Ministry of Environment Protection (levels adopted in accordance with international standards).  However, health risks may be found to exist and transmission sites or devices and equipment may emit more radiation than that allowed in radiation standards, causing a risk to health, which may have an adverse effect on our business and could result in a reduction in the use of cellular services, difficulty in renting sites, claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that Bezeq deposited with the planning authorities pursuant to the Planning and Building Law.  Bezeq’s third-party liability policy does not currently cover electromagnetic radiation.

Bezeq’s tariffs for its services are subject to government control, which harms its ability to compete and results in an erosion of its tariffs, which adversely affects its business.

Bezeq’s tariffs for its services are subject to government control.  Some of these tariffs are stipulated in regulations and regulations also stipulate a formula for updating tariffs.  Bezeq is restricted in its ability to give discounts on its principal services and to offer differential tariffs.  Further, alternative service packages, which should provide an immediate alternative to the regular tariffs, are currently subject to an extended approval process, which often renders the alternative service package option moot.  The foregoing factors harm Bezeq’s ability to compete and results in an erosion of its tariffs, which adversely impacts its business.

On February 14, 2010, the Ministries of Communications and Finance announced the appointment of a committee that will consider a new tariff arrangement for Bezeq, including determining new tariffs relating to the provision of services in the wholesale market for fixed-line communications (including resale and the provision of access to infrastructure) and call completion tariffs in the fixed-line networks.  In accordance with the committee’s appointment terms, any arrangement for regulated tariffs must also include a mechanism for updating the regulated tariffs.  On May 4, 2010, Pelephone received notice from the Minister of Communications that he is considering reducing mobile fees for call completion and text messages completion commencing August 1, 2010, with a further gradual reduction in such rates.  On June 24, 2010 Pelephone filed its response to this proposal.  The foregoing measures may result in erosion in revenue, which would adversely affect Bezeq’s business.

Bezeq is subject to restrictions on intercompany relations with affiliated companies, which harms its ability to compete and adversely affects its business.

Bezeq’s general license for fixed-line communication services received from the Minister of Communications obligates it to ensure that its relationships with its principal subsidiaries do not result in favoring them over their competitors.  Separation is required between the managements of Bezeq and such other companies, as is separation between the financial and marketing systems, assets and employees, which causes high administration overheads.  Bezeq is also subject to limitations with respect to the offering of joint service bundles with those companies, which adversely impacts its business, particularly in light of the recent entry into the market of communications companies competing directly with Bezeq in most of its areas of operation based on the provision of bundled services to the customer.

Bezeq’s systems and operations are vulnerable to damage or interruption, which could expose it to material risk of loss or litigation.

Bezeq’s systems and operations are vulnerable to damage or interruption due to human error, natural disasters, power loss, communications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism and similar events.  Any of these events could expose Bezeq to a material risk of loss or litigation. While Bezeq currently has partially redundant systems, its does not have full redundancy, or alternative providers of hosting services.

Bezeq is currently deploying its new generation network, which to a large extent will replace its traditional networks. The set-up of a new network based on advanced technology involves operational and business risks, such as damaging the continuity and quality of the services provided to Bezeq’s customers, which could adversely impact its business.

Bezeq’s operations in the cellular market are exposed to losses in the event of malfunctions in the terminal equipment that it sells, including various property risks and liabilities.  Bezeq’s cellular information systems are networked throughout the country through designated communications lines and via the Internet, and its cellular business is highly dependent upon these systems.  Wide-scale malicious harm or malfunction might adversely affect Bezeq’s cellular business and financial results.  Also, Bezeq’s cellular communications network is deployed around the country through network core sites and antenna sites and it cellular business is totally dependent upon these systems. Damage caused by natural or other disasters, war or damage to the switching farm and/or servers used by Bezeq for its core cellular activities could have an adverse effect on its business and results of operations.  Bezeq’s cellular business uses two frequency ranges: 850 MHz and 2100 MHz.  These frequencies are exposed to interruptions and could impair service quality of the networks that it operates.

Bezeq’s operations and business may be adversely impacted by strikes or work stoppages and other labor related disputes.

As part of its preparations for the intensifying competition in the market sector and for greater efficiency of its operations, Bezeq is continuing to formulate plans for organizational changes and a further reduction in its headcount.  The implementation of these plans involves coordination with Bezeq’s employees and substantial costs, including the costs of early retirement in amounts exceeding existing agreements.  The implementation of these plans has caused labor unrest, which could harm Bezeq’s regular business.

In connection with the sale by Ap.Sb.Ar. Holdings Ltd. of the controlling interest in Bezeq to B Communications , the employees of Bezeq demanded additional compensation a new collective bargaining agreement.  On March 25, 2010, Bezeq received a strike notice from the labor union that represents Bezeq’s employees.  On May 2, 2010, the labor union announced that it will begin to initiate limited work stoppages.  If Bezeq’s employees were to engage in a strike, work stoppage, or other slowdown, Bezeq could experience a significant disruption of its operations or higher ongoing labor costs, either of which could have a material adverse effect on its results of operations and financial condition.  Additionally, a new collective bargaining agreement could significantly increase Bezeq’s costs for wages and other benefits, which could have a material adverse impact on its results of operations, financial condition, and liquidity.

Bezeq and its subsidiaries are parties to legal proceedings, which could result in them being ordered to pay significant sums.

Bezeq and its subsidiaries are parties legal proceedings, including class actions, which could result in them being ordered to pay significant sums, the amount of which cannot be estimated.  Class action claims can reach large amounts, as virtually all residents of Israel are consumers of Bezeq’s services and a claim that relates to a minor loss for a single consumer can become a material claim for Bezeq if it is certified as a class action applicable to all consumers or a significant portion of them.  In addition, since Bezeq provides communications infrastructure as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve Bezeq as a party to such proceedings.

The market in which Bezeq operates is characterized by material capital investments in infrastructure and subscriber equipment and changing technology, which imposes a heavy financial burden on Bezeq.

The market in which Bezeq operates is characterized by material capital investments in infrastructure and subscriber equipment and changing technology.  The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy cost.  The development of new technologies can render existing technologies obsolete, resulting in the need for large monetary investments in order to retain a competitive position.  Bezeq’s future success will depend on its ability to develop and introduce, on a timely and cost-effective basis, new infrastructure and subscriber equipment that keep pace with technological developments.  If Bezeq is unable to respond promptly and effectively to changing technology, it will be unable to compete effectively in the future and its business could be adversely affected.

Bezeq’s results of operations are subject to market risks such as currency fluctuations, inflation in Israel and the financial condition of the market in Israel and worldwide.

Bezeq’s results of operations are subject to market risks such as currency fluctuations, inflation in Israel and the financial condition of the market in Israel and worldwide.  Bezeq measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage.  In addition, Bezeq’s exposure to inflation changes in Israel is high.  Bezeq’s also has exposure to market risk for changes in interest rates relating primarily to its borrowings.

Bezeq collects payments from part of its costumers in foreign currency, primarily U.S. dollars.  In addition, Bezeq consumes services from suppliers outside Israel and pays for these services in foreign currency, primarily U.S. dollars.  Changes in the exchange rates of the currencies in which Bezeq operates, primarily the New Israeli Shekel against the U.S. dollar, could have an adverse effect on Bezeq’s cash flow and profitability.

Market and financial stability and the strength of the economy in Israel and worldwide have recently been subject to great volatility and led to a global economic slowdown.  Although global economic conditions have begun to stabilize or improve, if the local market continues to be weak or weakens further, Bezeq’s business results could be harmed and its revenues may decline.

Risks Related to B Communications

B Communications has a substantial amount of existing debt, which could restrict its financing and operating flexibility and have other adverse consequences.

To facilitate the funding of the acquisition of the controlling interest in Bezeq, B Communications entered into two financing agreements under which it received loans in a total principal amount of NIS 5.1 billion (approximately $1.35 billion).  The financing agreements include certain financial covenants, including, among other things, the requirement that Bezeq maintain certain minimum shareholders equity and minimum ratio of shareholders’ equity.  In addition, our wholly-owned subsidiary that directly holds the Bezeq interest must maintain a minimum ratio of debt to EBITDA and a debt service coverage ratio.  The Bezeq shares acquired and all of such subsidiary’s other rights and assets (except additional shares of Bezeq that it might acquire in the future) have been pledged to the lenders as security under the loan agreement.  In addition, B Communications has pledged to the lenders the entire equity its holds in the subsidiary it established to acquire the Bezeq shares and the debt owed by such subsidiary.  B Communications’ ability to repay its debt may be affected by Bezeq’s distribution policy and the amount of dividends it receives from Bezeq.  If B Communications is unable to meet its debt obligations or comply with its debt covenants, it could be forced to renegotiate or refinance its indebtedness, seek additional equity capital or sell assets.  B Communications may be unable to obtain financing or sell assets on satisfactory terms, or at all.  For more information regarding B Communications’ debt instruments and indebtedness, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

Risks Related to GoldMind

GoldMind faces significant competition from companies that provide eCommerce services, content, search services and advertising to Internet users and Internet service providers.

GoldMind faces significant competition in every aspect of its business, principally from Google, Walla Communications Ltd. or Walla!, an Israeli company whose shares are listed on the TASE and which is controlled by Bezeq, Ynet, Tapuz and Nana10, which provide a variety of Internet content, eCommerce services and relevant advertising services.  Some of GoldMind’s competitors have longer operating histories and more established relationships with customers as well as more resources than it does.  GoldMind’s competitors can use their experience and resources in a variety of ways, including acquisitions, research and development and by competing more aggressively for advertisers and online publishers.  Some of GoldMind’s competitors may also have a greater ability to attract and retain users than it does because they operate larger Internet properties with a broader range of content, products and services.

GoldMind may be exposed to substantial liabilities arising out of its Internet activities.

GoldMind hosts a wide variety of services that enable individuals and businesses to exchange information, generate content, advertise products and services, conduct business and engage in various online activities on an international basis.  The law relating to the liability of providers of these online services for the activities of their users is currently unsettled both within Israel and internationally.  Claims may be brought against GoldMind for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud or other theories based on the nature and content of information that it provides links to, that may be posted online or generated by its users, or with respect to auctioned materials.  GoldMind is susceptible to claims arising from its websites that are geared to other cultures and are in other languages that it cannot easily review or may have difficulty in fully understanding.  GoldMind’s defense of any such actions could be costly and involve significant time and attention of its management and other resources.  GoldMind generally does not exercise editorial control over the content appearing on websites that its users may be directed to from GoldMind’s websites and may be subject to claims that it has not exercised sufficient control over such content.  In the event that GoldMind is found to be responsible for any such liability or required to pay for any damages resulting from any such responsibility, its business may be adversely affected.

GoldMind also enters into arrangements to offer third-party products, services, or content on its websites and portals.  GoldMind may be subject to claims concerning these products, services or content by virtue of its involvement in marketing, branding, broadcasting or providing access to them, even if it does not host, operate, provide or provide access to these products, services or content.  While its agreements with these parties often provide that GoldMind will be indemnified against such liabilities, such indemnification may not be adequate.

It is also possible that if any information provided directly by GoldMind contains errors or is otherwise negligently provided to users, third parties could make claims against it.  For example, GoldMind offers web-based email services which expose it to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email, or interruptions or delays in email service.  Investigating and defending any of these types of claims is expensive, even to the extent that the claims do not ultimately result in liability.

GoldMind generates the majority of its revenue from eCommerce.  Changes in general economic conditions may have an adverse effect on its eCommerce operational results.

During 2008, we experienced a significant reduction in our on-line advertisement revenues, as we terminated some of our substantial media activities, including our prior MSN activity in July 2008.  Since the termination of our MSN activity, GoldMind has generated the majority of its revenue from eCommerce.  For the years ended December 31, 2008 and 2009, GoldMind generated approximately 55% and 77% of its total revenue, respectively, from eCommerce.  Unfavorable changes in general economic conditions, such as a recession or prolonged economic slowdown, may reduce the demand for our products and otherwise adversely affect our sales.  For example, economic forces, including general economic conditions, demographic trends, consumer confidence in the economy, changes in disposable consumer income and reductions in discretionary spending, may cause consumers to defer purchases of products offered on our eCommerce sites, which could adversely affect our revenue, gross margins and our overall financial condition and operating results.

GoldMind generates a substantial part of its revenue from online advertising and a reduction in spending by or loss of current or potential advertisers would cause GoldMind’s revenue and operating results to decline.

For the years ended December 31, 2008 and 2009, GoldMind generated approximately 45% and 23% of its total revenue, respectively, from online advertising.  GoldMind’s ability to continue to retain and grow its advertising revenue depends upon, among other things, its ability to maintain current users and to continue to attract new users to its websites, to offer advertisers a diverse range of vertically and demographically targeted audiences and to broaden its relationships with advertising agencies and small and medium-size advertisers.

In many cases, advertisers can terminate their contracts with GoldMind at any time.  In addition, advertisers may make smaller or shorter-term purchases, and market prices for online advertising may decrease due to competition or other factors.  Advertisers will not continue to do business with GoldMind if their advertisements on GoldMind’s websites do not generate sales leads, and ultimately customers, or if GoldMind does not deliver their advertisements in an appropriate and effective manner.  If GoldMind is unable to remain competitive and provide value to its advertisers, it may lose its existing advertisers and fail to attract new advertisers, which would cause its revenue to decrease and have a negative effect on our business.

Changes in regulations or user concerns regarding privacy and protection of user data and consumer protection could adversely affect GoldMind’s business.

Local and international laws and regulations may govern the collection, use, sharing and security of data that GoldMind receives from its users and partners.  In addition, GoldMind posts on its websites its own privacy policies and practices concerning the collection, use and disclosure of user data.  Any failure, or perceived failure, by GoldMind to comply with its posted privacy policies or with any data-related consent orders, local, state or international privacy-related laws and regulations could result in proceedings or actions against it by governmental entities or others, which could potentially have an adverse effect on its business.

Further, failure or perceived failure to comply with GoldMind’s policies or applicable requirements related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of user confidence in GoldMind and ultimately in a loss of users, partners or advertisers, which could adversely affect its business.

In addition, consumer protection in the area of eCommerce and advertising is heavily regulated in Israel and the consumer protection laws are constantly evolving.  If we do not comply with consumer protection laws, we could be subject to sanctions and litigation, which could adversely affect GoldMind’s business.

Risks Related to Internet Gold

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

As of December 31, 2009, we had borrowings of NIS 463 million ($122.6 million) under our lines of credit with five banking institutions in Israel.  The lines of credit provide for interest at annual rates ranging from 1.9 % to 2.34 % and an average rate of 2.1%.  In connection with such credit lines, we agreed not to pledge any of our assets to any person.  In addition, pursuant to the terms of such credit lines, we are required to maintain our ownership position in our subsidiary B Communications above 51%.  These credit lines do not have a specified maturity date and they may be called by each bank at any time. If we are unable to meet our debt obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets.  We may be unable to obtain financing or sell assets on satisfactory terms, or at all.  For more information regarding our indebtedness, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

If we, B Communications or any other member of the Eurocom group subject to the control permit for the acquisition of the controlling interest in Bezeq fails to comply with such permit or other regulatory provisions relating to the control of Bezeq, the control permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

As part of B Communications’ acquisition of the controlling interest in Bezeq, we, B Communications, its indirect fully owned-subsidiary which holds the Bezeq interest, or SP2, its wholly-owned subsidiary that directly owns such subsidiary and other members of the Eurocom group were granted a permit to control Bezeq, pursuant to the Communications Law and Communications Order.  The control permit includes several conditions, including, among others, the requirement that SP2 be controlled exclusively by the other parties to the control permit and that the parties to the control permit hold not less than 30% of any type of means of control of Bezeq and SP2.  In addition, the control permit requires that a certain percentage of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order.  The control permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in us and Internet Gold.  If we, B Communications or any other member of the Eurocom group subject to the control permit fails to comply with the terms of the control permit or other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

If we and B Communications do not maintain control of Bezeq, we and B Communications may each be deemed to be an “investment company” under the Investment Company Act of 1940, which could have a material adverse effect on our business.

Section 3(a)(1)(A) of the Investment Company Act of 1940, or the Investment Company Act, defines an investment company as any issuer that is, holds itself out as being, or proposes to be, primarily engaged in the business of investing, reinvesting or trading in securities and Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” (within the meaning of the Investment Company Act) having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.  However, an issuer will be deemed not to be an investment company if no more than 45% of the value of such issuer’s total assets (exclusive of government securities and cash items) consists of, and no more than 45% of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than, among other things, securities issued by companies which are controlled primarily by such issuer.  Primary control is presumed if the issuer owns over 25% of the controlled company’s voting securities and the issuer has control greater than that of any other person.  Accordingly, so long as we and B Communications maintain control of Bezeq, we and B Communications will not be deemed an investment company.

If we and B Communications were to no longer maintain the control of Bezeq, we and B Communications could, among other things, be required either (i) to change substantially the manner in which we conduct our operations to avoid being subject to the Investment Company Act or (ii) to register as an investment company.  An investment company that is organized under the laws of a foreign country may not register as an investment company, or publicly offer its securities through interstate commerce in the United States, unless the company applies to the Securities and Exchange Commission for an order permitting the company to register under the Investment Company Act, and to make a public offering in the United States.  The Securities and Exchange Commission may issue an order granting the application if it finds that, by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of the Investment Company Act against the issuer, and further finds that granting the application is otherwise consistent with the public interest and the protection of investors.

If we and B Communications were required to register as an investment company under the Investment Company Act, we and B Communications would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with certain affiliates, reporting, record keeping, voting, proxy and disclosure requirements, and meeting these requirements would be costly, if at all possible.

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

Beginning in the 2010 second quarter, we began consolidating Bezeq’s financials results into our financial statements following B Communications’ acquisition of the controlling interest in Bezeq.  Effective for the year ended December 31, 2011, our management report on internal control over financial reporting must include our assessment with respect to Bezeq’s internal control over financial reporting.  Prior to the acquisition by B Communications of the controlling interest, Bezeq was not subject to Section 404 of the Sarbanes-Oxley Act.  We may in the future identify a material weakness in Bezeq’s internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Relationship with Eurocom Communications Ltd.

Because Eurocom Communications Ltd. controls the majority of the voting power of our ordinary shares, investors will not be able to affect the outcome of all shareholder votes.

Eurocom Communications Ltd, or Eurocom Communications, owned 70.79% of our outstanding shares as of June 30, 2010.  Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of our parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, is able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

For as long as Eurocom Communications and Mr. Elovitch indirectly have a controlling interest in our shares, they will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends.  Similarly, as long as Eurocom Communications and Mr. Elovitch have a controlling interest in our company, they will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except outside directors), and to prevent an acquisition or any other change in control of us.  Because the interests of Mr. Elovitch may differ from the interests of our other shareholders, actions taken by him with respect to us may not be favorable to our other shareholders.  See Item 10B. “Additional Information - Memorandum and Articles of Association” and Item 7B.  “Major Shareholders and Related Party Transactions - Related Party Transactions.”

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

Conflicts of interest may arise between Eurocom Communications and us in a number of areas relating to our past and ongoing relationships.  Areas in which conflicts of interest between Eurocom Communications and us could arise include, but are not limited to, the following:

•
Cross officerships, directorships and share ownership.  The ownership interests of Eurocom Communications in our ordinary shares could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies.  For example, these decisions could relate to the nature, quality and cost of services rendered to us by Eurocom Communications, disagreements over the desirability of a potential acquisition opportunity or employee retention or recruiting.  In addition, Eurocom Communications may take an opportunity for itself or preclude us from taking advantage of a corporate opportunity; and

•
Intercompany transactions.  From time to time, Eurocom Communications or other companies within the Eurocom group may enter into transactions with us or our subsidiaries or other affiliates.  Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of our independent directors or a committee of disinterested directors and in some instances a vote of shareholders, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties.

Risks Related to Our Ordinary Shares

Our share price has been volatile and may decline in the future.

The market price of our ordinary shares has been subject to significant price movements and could be subject to wide fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results, which beginning in the 2010 second quarter include the operations of Bezeq;

•	global economic conditions;

•	price movements in the market price of Bezeq’s ordinary shares

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	regulatory changes that impact pricing of services and competition in Bezeq’s markets;

•	changes in market valuations of other communications companies;

•	announcements of technological innovations or new services by Bezeq or its competitors;

•	announcements by Bezeq or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of Bezeq’s intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us or Bezeq;

•	additions or departures of key personnel;

•	future sales of our ordinary shares; and

•	stock market price and volume fluctuations.

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

Eurocom Communications may sell a portion of our ordinary shares that it owns, including pursuant to demand registration rights described elsewhere in this annual report, or distribute those shares to its shareholders.  Sales or distributions by Eurocom Communications of substantial amounts of our ordinary shares in the public market or to its shareholders could adversely affect prevailing market prices for our ordinary shares.  Eurocom Communications is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any of our ordinary shares so long as it maintains a controlling interest in us.  We cannot assure you that Eurocom Communications will maintain its ownership of our ordinary shares.

We have never paid cash dividends to our shareholders and have not adopted a dividend distribution policy.

We have never declared or paid cash dividends on our ordinary shares and have not adopted a dividend distribution policy.  B Communications’ indirect subsidiary SP2, which directly holds Bezeq’s shares and our principal source of revenues and income, is subject to limitations on the payment of dividends under the terms of the financing agreements entered into in connection with its acquisition of the controlling interest in Bezeq.  You should not rely on an investment in our company if you require dividend income from your investments.

We may be classified as a passive foreign investment company, which will subject our U.S. investors to adverse tax rules.

There is a risk that we may be treated as a “passive foreign investment company.”  Our treatment as a passive foreign investment company could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and may cause a reduction in the value of such shares.  A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.”  For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property; and cash is considered to be an asset that produces passive income.  If we are classified as a passive foreign investment company for U.S. federal income tax purposes, highly complex rules would apply to U.S. shareholders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.  United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Risks Related to the Operations of Bezeq and our Company in Israel

Bezeq and GoldMind conducts their operations in Israel and their businesses focuses on the Israeli audience, therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

We and Bezeq are incorporated and based in the State of Israel and we and Bezeq derive substantially all of our revenues from markets within the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on Bezeq’s business, financial condition and results of operations.

Many of Bezeq’s and our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Bezeq’s operations could be disrupted by the absence for a significant period of one or more of its executive officers or key employees or a significant number of other employees due to military service.  Any disruption in Bezeq’s operations could adversely affect its business.

Bezeq may be restricted in the conduct of its operations during periods of national emergency, which could negatively affect its business operations.

During periods of national emergency, the Minister of Communications and other governmental authorities may issue various instructions regarding the use of Bezeq’s network, including the use of the network by the Israeli security forces.  In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces.  These actions could adversely affect Bezeq’s business operations.

Our operating results may be adversely affected by significant fluctuations of the NIS against foreign currencies and in the consumer price index in Israel.

We report our financial results in NIS.  Bezeq receives payments in NIS for most of its sales.  As a result, fluctuations in rates of exchange between NIS and the U.S. dollar may affect our operating results and financial condition.  In addition, when the Israeli inflation rate exceeds the rate of the NIS depreciation against foreign currencies, some of our NIS expenses increase to the extent of the difference between the rates.  A significant disparity of this kind may have a material adverse effect on our operating results.

Furthermore, a substantial depreciation of the NIS in relation to the U.S. dollar could substantially increase the cost of our services to Israelis, who pay us in NIS, and may result in subscriber cancellations and a reduction in Internet use and eCommerce in Israel.

From time to time, we engage in currency hedging transactions to reduce the impact on our cash flows and results of operations of currency fluctuations.  We recognize freestanding derivative financial instruments as either assets or liabilities in our statements of financial position and we measure those instruments at fair value.  However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation.  For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures.  These differences could result in fluctuations in our reported net income on a quarterly basis.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

The rights and responsibilities of our shareholders will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

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

Provisions of Israeli law, the licenses of Bezeq and our articles of association may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

Following the acquisition by B Communications of the controlling interest in Bezeq, we and our shareholders are required to comply with the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israel Telecommunication Corp., Limited), 5757-1997, or the Communications Order, and regulations promulgated by the Ministry of Communications. Pursuant to the Communications Order, we were required to obtain the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications in order to acquire the controlling interest in Bezeq.  Under the Communications Order, no person may acquire, directly or indirectly, the ability to exercise “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint the general manager of Bezeq or cause the election or appointment of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications.  Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement).  Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval.  For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that corporation or in another corporation, including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the corporation.  In this context, holding 25% of our means of control is presumed to confer significant influence.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd.  In June 1999 we changed our name to Internet Gold - Golden Lines Ltd.  We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation.  Our registered offices and principal place of business are located at 1 Alexander Yanai Street, Petach Tikva 49277, Israel, and our telephone number is +972-72-2003-848.  Our address on the Internet is www.igld.com and B Communications’ maintains a website at b.communications.co.il.  The information on our websites is not incorporated by reference into this annual report on Form 20-F.

We are a leading communications group in Israel.  Our company’s subsidiaries are B Communications Ltd. and GoldMind Ltd.  Our principal subsidiary, B Communications, is the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider.  GoldMind is an Internet media company in Israel, which operates websites in Israel.

We began providing Internet access services in 1996, and began offering broadband services in 2001 and traditional voice services in 2004.  As part of our internal restructuring in 2006, we transferred our broadband and traditional voice services businesses, which we refer to in this annual report as the legacy Communications Business, to B Communications (formerly named 012 Smile.Communications), and our media operations to GoldMind (formerly named 012 Smile.Media).

B. Communications

Since B Communications’ initial public offering in October 2007, its ordinary shares have been listed on the NASDAQ Global Market (symbol:BCOM) and the TASE.  We currently own 76.62% of the ordinary shares of B Communications.

Legacy Communications Business

Prior to January 2010, our principal subsidiary, B Communications (then named 012 Smile.Communications Ltd.), was a communication services provider in Israel that provided a wide range of broadband and traditional voice services.

On December 31, 2006, B Communications acquired one of our then principal competitors, 012 Golden Lines Ltd., or 012 Golden Lines.

On October 25, 2009, B Communications entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd.

As part of its acquisition of the controlling interest in Bezeq, on November 16, 2009, B Communications entered into an agreement to sell its legacy Communications Business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal-American Israel Corporation (NASDAQ: AMPL), or Ampal, for NIS 1.2 billion (approximately $318 million).  The sale of B Communications’ legacy Communications Business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.  In connection with the sale of our legacy Communications Business, substantially all of the executive officers and employees of B Communications as of the closing of the transaction were hired by Ampal.

Acquisition of the Controlling Interest in Bezeq

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.72 billion) and became the controlling shareholder of Bezeq.  The Bezeq interest was directly acquired by an indirect wholly-owned subsidiary.  The transaction was completed after all conditions in the agreement were met, including receipt of the approval of the Prime Minister of Israel and the Israeli Minister of Communications (including the grant of control permits) and the Israeli Antitrust Commissioner.  In accordance with the terms of the transaction, effective as of the closing of the acquisition, B Communications designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors, which numbers 13 directors.  We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and will begin to report the consolidated results in our 2010 second quarter earnings release.

Bezeq, which was established as a government company in 1980 became a public company in 1990 and its shares are traded on the TASE.

Bezeq is the principal provider of communications services in Israel.  Bezeq implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular, Internet services, international communication services, multi-channel television, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (network end point services).

Bezeq has the following four principal areas of operation, which are reported as business segments in its consolidated financial statements:

•
Bezeq – domestic fixed-line communications.  This segment primarily includes Bezeq’s operation as a domestic operator, including fixed-line telephony services, Internet services, transmission services and data communications.

•
Pelephone – cellular telephone.  Cellular mobile telephone services (cellular communications), marketing of end-user equipment, installation, operation and maintenance of cellular communications equipment and systems.

•
Bezeq International– Internet, international communications and network end point, or NEP, services.  Internet service provider, or ISP, services, international communications services and NEP services.  Bezeq International owns 44.99% of Walla! which provides portal services and Internet media services.  Bezeq owns an additional 9,902,467 shares of Walla! that are being held in a blind trust and Bezeq has no voting rights with respect to such shares.

•	YES - multi-channel television. Multi-channel digital television broadcasts to subscribers over satellite and provision of value-added services to subscribers.

Permit to Control Bezeq Granted to Members of the Eurocom Group

As part of B Communications’ acquisition of the controlling interest in Bezeq, we, B Communications, our indirect fully owned-subsidiary which holds the Bezeq interest, or SP2, our wholly-owned subsidiary that directly owns such subsidiary and other members of the Eurocom group applied for authorization to control Bezeq, pursuant to the Communications Law and Communications Order.  On April 13, 2010, the control permit was granted subject to the condition that SP2 is controlled exclusively by the other parties to the control permit, referred to as the Companies’ Control Permit.  Concurrently, a separate control permit was also granted to Messrs. Shaul Elovitch and Yossef Elovitch, our controlling shareholders, referred to as the Individuals’ Control Permit.

According to the Companies’ Control Permit, the parties must hold not less than 30% of any type of means of control of Bezeq and SP2.  Our subsidiary which owns the Bezeq shares is deemed to hold the Bezeq shares directly notwithstanding that the Bezeq interest is recorded in the name of a trust company wholly-owned by Bank Hapoalim, which was granted a lien over the Bezeq shares held by SP2 as a security for the repayment of the NIS 4.6 billion (approximately $1.24 billion) loan provided by Bank Hapoalim and other banking and financial institutions, referred to as the Lending Parties, for the funding of acquisition of the Bezeq interest.

In accordance with the Companies’ Control Permit, our subsidiary which holds the Bezeq shares is required to notify the Prime Minister of Israel and Israeli Minister of Communications of any changes in the composition of its board of directors every six months and if the change represents half or more of the members of the board of directors, within 30 days of the change.  The parties to the Companies’ Control Permit are also required to notify such Ministers of any “Exceptional Holdings” immediately upon becoming aware of such event.  Such parties are also required to notify such Ministers in the event a shareholder becomes a “Principal Shareholder” and regarding any change in the holdings of a Principal Shareholder within 48 hours of becoming aware of such change.  The terms “Exceptional Holdings” and “Principal Shareholder” are defined in the Communications Order and in our Articles of Association and are described below in Item 10B “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Exceptional Holdings; Principal Shareholders.”

The parties to the Companies’ Control Permit may not transfer means of the control in Bezeq at a rate which requires the approval of the Prime Minister of Israel and Israeli Minister of Communications under the Communications Order, without such Ministers prior written approval.  The foregoing includes a transfer of the Bezeq interest in one transaction or a series of transactions, by one party or together with the other parties to the Companies’ Control Permit or the parties to the Individuals’ Control Permit.  However, the parties may transfer the means of control of Bezeq among themselves, subject to compliance with certain conditions set forth in the Companies’ Control Permit.

The Lending Parties undertook to comply with the provisions of the Communications Law, Communications Order and the lien permit granted to them relating to their rights under the credit agreement entered into among SP2 and the Lending Parties and the realization of the lien.  The rights granted to the Lending Parties are deemed to be an encumbrance of collateral and the Lending Parties may not exercise rights pursuant to the means of control except as set forth in the lien permit.  The lien permit was granted exclusively to the Lending Parties and any change in the composition of the Lending Parties or a modification of the credit agreement entered into among SP2 and the Lending Parties requires the prior written consent of the Prime Minister of Israel and Israeli Minister of Communications.  The appointment of a receiver, on any grounds whatsoever, with respect to the holdings in SP2 or SP2’s holdings in Bezeq, will constitute grounds for canceling the lien permit.  The violation of the lien permit by the Lending Parties will constitute grounds for canceling such permit and for the appointment of a receiver and trustee, in accordance with the terms of such permit.

According to the Companies’ Control Permit, SP2 must at all times be held by an “Israeli Party,” as defined in the Communications Order, to the following extent:

(i)           At least 19% of each of the means of control of SP2 must be held by an Israeli Party at all times; or

(ii)          Both of the following:

•	At least 19% of the rights to vote at the general meeting of shareholders of SP2 and the rights to appoint directors of SP2 must be held by an Israeli Party at all times; and

•
The right to appoint at least one-fifth of the directors in Bezeq and Bezeq’s subsidiaries and not less than one director in each such company will be held by an Israeli Party at all times, provided that the percentage of the Israeli Party’s direct or indirect shareholdings in Bezeq is not less than 3% of any of the means of control of Bezeq.  Indirect shareholdings will be calculated as the product of the Israeli Party’s lowest rate of holdings in each of the means of control in SP2, multiplied by the percentage of the holdings of the parties to the control permit in each of the means of control in Bezeq.

The Prime Minister of Israel and Israeli Minister of Communications have determined that we and B Communications are deemed to be “Israeli Parties,” so long as we and B Communications are controlled by a citizen and resident of Israel and that the ownership interest of Messrs. Shaul Elovitch and Yossef Elovitch in each of us and B Communications does not fall below 50%.  In accordance with such approval, we and B Communications may only transfer our holdings in Bezeq to an Israeli Entity, subject to all approvals required by law.

The parties to the Companies’ Control Permit may not be controlled by any country or government company or a company controlled by a government company.  The Companies’ Control Permit will terminate if the foregoing condition ceases to exist with respect to any such party without the approval of the Prime Minister of Israel and Israeli Minister of Communications.  Such Ministers may authorize a government company to hold an interest in any such party, provided that the government company’s aggregate direct or indirect holdings in Bezeq do not exceed 5% of any type of means of control of Bezeq and that it does not control such party.

In the event the Prime Minister of Israel and Israeli Minister of Communications find that the information they were provided is incorrect, that there has been a material change in the details provided by the parties to the Companies’ Control Permit which justifies its cancellation or such parties failed to submit a required report, and such Ministers determine that there is probable cause to believe that the provision of the services that Bezeq is required to provide pursuant to its general license (including basic telephone, infrastructure, transmission and data transmission services and ancillary services) or the grounds for determining that any such service has been harmed, such Ministers may take action to cancel the Companies’ Control Permit.  Upon its cancellation, all the shareholdings purchased under the Companies’ Control Permit will be deemed “Exceptional Holdings,” as described above.

The Companies’ Control Permit also authorizes an interested party in B Communications and our company that is not a party to the Companies’ Control Permit or the Individuals’ Control Permit to hold means of control in Bezeq, provided that such interested party does not hold more than 15% of any type of means of control of B Communications and our company.  The foregoing authorization is subject to the condition (among others) that the percentage of holdings of the parties to the Companies’ Control Permit in us, our holdings in B Communications and Eurocom Communications’ holdings in us exceed 50% of the means of control in each of such companies at all times.  We and B Communications are required to notify the Prime Minister of Israel and Israeli Minister of Communications of the shareholdings of any such interested party.

The provisions of the Companies’ Control Permit are subject to the terms of the Communications Order and Communications Law, as they may be amended from time to time.

GoldMind

GoldMind is an Internet media company in Israel.  As of December 31, 2009, GoldMind had 10 Internet properties in its network, consisting of three eCommerce websites and seven online content websites.  GoldMind changed its name from Smile.Media Ltd. to GoldMind Ltd. on March 22, 2010 in connection with the sale of our legacy Communications Business to Ampal and the assignment of the “Smile” trademark to Ampal.

In March 2009, GoldMind sold its interest in Yahala, an Arabic language portal.

In October 2009, GoldMind acquired the remaining 48% interest in Hype Active Media Ltd., or Hype, which is the owner and operator of TIPO, Israel’s leading children’s portal.  GoldMind first acquired 50% of Hype’s shares in August 2005 and acquired an additional 2% in September 2006.

Our capital expenditures totaled NIS 92 million ($24.4 million) for the year ended December 31, 2009 (not including the purchase of rights of use of international fiber optic lines) and NIS 71.4 million for the year ended December 31, 2008.  Of the NIS 92.2 million of capital expenditures in 2009, NIS 42.4 million ($13.4 million) was invested in network equipment and computers, NIS 2.7 million ($71,523) was invested in furniture and office equipment and NIS 0.6 million ($159,000 million) was invested in leasehold improvements.

B.  Business Overview

Overview

We are a leading communications group in Israel.  Our subsidiaries are B Communications Ltd. (formerly known as 012 Smile.Communications Ltd.) and GoldMind Ltd. (formerly known as Smile.Media Ltd.).  Since April 14, 2010, our principal subsidiary, B Communications, has been the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider.  GoldMind is an Internet media company in Israel, which operates websites in Israel.

Business of B Communications

Since April 14, 2010, B Communications has been the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider.  For detailed information about Bezeq’s business, see Bezeq’s Periodic Report for 2009, prepared in accordance with Israeli Securities Regulation (Periodic and Immediate Reports), 5730-1970, which report is available on Bezeq’s website at http://ir.bezeq.co.il.  The information on Bezeq’s website is not incorporated by reference into this annual report.

The Israeli Communications Industry

Development and History of the Israeli Communications Industry

The communications industry around the world and in Israel has developed rapidly.  The technology and corporate structure and regulations governing the communications industry have undergone and continue to be subject to constant changes. A number of communications groups operate in the Israeli communications market on the basis of marketing cooperation between a number of companies and/or common holdings for the supply of comprehensive communications services, thus utilizing the marketing and operational advantages inherent in such a structure.

Regulatory Changes in the Israeli Communications Industry

The Israeli communications industry is regulated and controlled by the Israeli Ministry of Communications, including by means of issuance of licenses for operators.  During recent years, the Ministry of Communications has issued licenses to a limited number of operators for data transmission and communication, broadband Internet access and telephony (including licenses for the provision of domestic landline communication services with no obligation to provide universal, nationwide service, as compared to Bezeq, which is obliged to provide its domestic landline communication services on universal basis), and there is intense competition is these areas.

The Gronau Committee

On March 12, 2008, a report was published by a public committee headed by Professor Gronau that was appointed by the Minister of Communications in December 2006 to formulate detailed recommendations for a policy and principles of competition in the communication market in Israel, referred to as the Gronau Committee.  On August 13, 2008, the Minister of Communications announced his decision to adopt the conclusions of the Gronau Committee, subject to a number of changes, which constitute the policy of the Minister of Communications for the near future.

The following measures were advanced by the Ministry of Communications, aimed at enhancing competition in the sector, in part following a decision made by the government and the recommendations of the Gronau Committee:

●
Changes in the fixed-line sector. The Minister of Communications decided that the Ministry of Communications will prepare the regulatory and pricing infrastructure for the establishment of a wholesale market for fixed-line communications (including resale and the provision of access to infrastructure), including arrangements for local loop unbundling, or LLU.

●
Tariff flexibility for Bezeq – alternative service packages.  To improve the efficiency of the approval process for alternative payment packages, the Minister of Communications decided to change the system for their approval so that Bezeq would be able to offer packages 45 days after submitting a detailed application to the Ministry of Communications, unless the Minister of Communications or the Minister of Finance gives notice of his objection to the application.  The Minister adopted the recommendations of the Gronau Committee that so long as Bezeq’s market share is more than 60%, the control of Bezeq’s tariffs should continue in the format of fixed prices and with respect to alternative payment packages, the smaller Bezeq’s share in landline telephony in Israel, the higher the maximum discount permitted (a 15% discount so long as the market share is higher than 85%; 25% discount when the market share is between 75% and 85%; and 40% discount when the market share is between 60% and 75%).  The alternative payment package will be approved only if it is worthwhile for at least 30% of the subscribers who consume the services offered in the package.

●
Mobile virtual network operators.  In January 2009, the Israeli Government’s decided to take actions to promote the entry of mobile virtual network operators, or MVNOs, into Israel’s cellular market and on January 20, 2010, the Minister of Communications signed regulations allowing the grant of MVNO licenses.

●
Multi-channel television – basic channel package.  Under a proposed amendment to the Communications Law, as of August 1, 2012, DBS and HOT will be obligated (i) to allow any subscriber to connect to a package which includes Israel’s five non-cable television channels, referred to as the Basic Package, the payment for which will be calculated based on subscriber connection costs plus reasonable profit for DBS and HOT; (ii) to allow any subscriber to separately purchase any other channel offered by them and not to make the purchase of one channel conditional upon the purchase of another channel; (iii) to set a price for the Basic Package based on usage cost plus reasonable profit.  In addition, under the proposed amendment, DBS and HOT will be authorized to broadcast commercials commencing January 1, 2012.  The Broadcast Council will determine rules regarding the maximum time during which commercials may be broadcast and on which channels which will be in effect for a period of three years.

●
Structural separation. Under its current general license, Bezeq is required to maintain full structural separation between itself and those subsidiaries and affiliates specified in the license.  Bezeq is also required to maintain separate operations from those of Pelephone due to the determination of the Antitrust Commissioner.  The HOT group’s licenses also required them to maintain structural separations.  The Gronau Committee’s recommendation, as adopted by the Ministry of Communications, determines to leave in place Bezeq’s structural separation so long as only two companies own fixed-line infrastructure that is deployed nationwide.  Furthermore, should the Minister find, within two years following the establishment of the wholesale market for fixed communications (including resale and the provision of access), that the manner in which Bezeq established the wholesale market prevents greater competition in the domestic communications market, then he will act to apply structural separation between Bezeq’s infrastructure operations and service operations.

●
Service Packages. The Gronau Committee recommended that Bezeq and its subsidiaries be allowed to offer service packages consisting of telephony and Internet protocol, or IP, television services once the wholesale market arrangements, as described above, have been implemented.

During May and June 2010, a few amendments to the licenses of Bezeq and its subsidiaries were issued regarding the provision of breakable bundled service packages (in which there is no requirement that each service in the package can also be purchased separately on the same terms as provided in the service package).  At this preliminary stage, Bezeq and its subsidiaries are examining these new amendments and cannot estimate the impact of such amendments on their operations and results.

Structural changes in the data transmission and communications sector.

The data transmission and communications sector, particularly at high speeds, was opened to competition at the end of 2000.  The companies that currently operate and compete in this area are Bezeq, Cellcom, Partner, HOT, and the Internet companies that also lease ISP infrastructure.

HOT started to provide telephony services on a commercial basis in November 2004.  The Ministry of Communications granted HOT a license in 2000 for the provision of broadband Internet access services to ISPs, which was subsequently replaced with a license to provide fixed-line domestic services, including telephony, data communications, transmissions and infrastructure and access to Internet providers in nationwide deployment.  On June 4, 2009, the Ministry of Communications announced an amendment to the license of HOT requiring structural separation between HOT’s multi-channel television services and telephony services.

The Ministry of Communications’ policy requires Bezeq and HOT to provide ISPs with “open access” to their infrastructure.

Since 2005, the Ministry of Communications has granted several general licenses for the provision of fixed-line domestic services without a geographical deployment or universal service obligations.  In April 2006, Cellcom was granted a special general license to provide landline telecommunication services and has been offering these services since July 2006.  Cellcom’s entry into the domestic landline telephony market enables it to offer its customers a complete basket of solutions that includes domestic telephony, data communications and cellular.  In February 2007, 012 Smile Telecom started to provide voice over broadband, or VoB, services in Israel and was the first company to obtain a commercial license in Israel to offer VoB services without any limitation on the number of subscribers.  Partner was granted a special license for providing data transmission and communication services on August 15, 2006.  During the winter of 2008, Partner began to provide VoB telephony services.

Regulatory changes in the cellular market.

The measures set forth below were adopted by the Ministry of Communications, aimed at enhancing competition in the cellular market, in part following a decision made by the Israeli Government and the recommendations of the Gronau Committee.

In March 2008, the Ministry of Communications published a public hearing document concerning the policy for regulating commercial telephony services.  Commercial telephony services include, among other things, information, voice and visual services, entertainment and dating services.  Bezeq believes that the regulations if adopted as proposed may harm Bezeq’s revenues in the commercial telephony services sector.  As of the date of this annual report, the Ministry of Communications has not determined its final policy on this subject.

In November 2009, the Ministry of Communications, following the Israeli Government’s decision to review roaming cellular tariffs, approached the cellular operators and requested detailed data concerning roaming cellular tariffs.  As of the date of this annual report, Bezeq is not aware of any decisions having been made in this matter.

In August 2009, the Ministry of Communications published a request to receive the public’s position on the regulation of the provision of broadband services over a cellular network.  As part of the hearing, the Ministry of Communications wishes to examine the possibility of requiring a separation between the provider of access to broadband infrastructure and the ISP.  Bezeq submitted its position that it objects to the proposal and presented its position to the Ministry of Communications at a hearing in December 2009.  As of the date of this annual report, there have been no further developments.

In February 2010, an amendment to Bezeq’s cellular licenses was issued, which provides that as of August 1, 2010, a new tariff structure will take effect for international calls made from mobile telephones.  Under the new tariff structure, a subscriber will not pay the cellular operator for the air-time for the international call made from a mobile telephone, but rather the subscriber will pay a tariff consisting of the international operator’s price to be determined by the international operator and a cellular connection fee, as determined by the regulations governing cellular connection fees.  Bezeq expects that the new tariff structure will adversely affect its revenues from international calls made from cellular telephones.

During March 2010, the Israeli Ministry of Communications published for public comment proposed changes to the cellular license with respect to several consumer services and cellular tariffs.  If the changes are adopted, among other things, Bezeq would be required to obtain the permission of customers for the use of various content services and it would also be required to inform customers via text message when they have used 75% and 90% of a package of services.  Bezeq believes that such changes, if adopted, would likely have substantive consequences on its business and operations.  Bezeq is currently preparing its responses to the proposed changes and intends to request a meeting with representatives from the Ministry of Communications to discuss the issues.

On May 4, 2010, Bezeq was notified by the Minister of Communications that he is considering amending the existing regulations governing mobile connection fees in a manner that would reduce cellular connection rates for call and text messages commencing August 1, 2010, to NIS 0.0414 and to NIS 0.0019 (excluding VAT), respectively.  In addition, the Ministry of Communications is considering further gradual reductions in the cellular connection fees for calls and text messages.  Bezeq is currently unable to assess the full impact of the proposed amendment; however, it believes that if the proposed amendment is adopted and implemented in full, it would have a material adverse effect on its business results.

Domestic Landline Operators

On June 3, 2004, new Israeli regulations were published regarding the provision of domestic landline services, on a non-universal service basis.  Under such regulations, an application may be filed by competitors of Bezeq for a special general domestic to provide landline services, which does not involve an obligation to provide services to the entire Israeli public, as is required under Bezeq’s general license.  012 Smile Telecom (now owned by Ampal), or 012 Smile, Cellcom and Partner, the principal competitors of Bezeq in this field, have all been granted such licenses and in 2009 they increased their activity in the area.  Unlike Bezeq, Partner, Cellcom and 012 Smile are entitled to offer packages that combine cellular and landline services, which gives them a competitive advantage over Bezeq.

Mobile Virtual Network Operators

Pursuant to the Israeli Government’s decision to encourage the entry of MVNOs into Israel’s cellular market, in January 2009, the Ministry of Communications published for the general public’s comments the draft of the proposed MVNO license, as well as the key rules of the Communications Law which the Minister of Communications intends to adopt in order to regulate the conditions for granting MVNO licenses.

In July 2009, an amendment to the Israeli Communications Law was approved requiring the Minister of Communications to complete all procedures required in order to commence the grant of MVNO licenses by October 1, 2009.  Under the amendment, if the owner of an MVNO license holds negotiations with a cellular operator and such negotiations are not successful after 6-9 months due to anti-competitive behavior of the cellular operator, the Minister of Communications shall intervene in the commercial conditions in accordance with the powers granted to him by law.  In January 2010, regulations regulating the conditions to qualify for an MVNO license were published.  In June 2010, the first MVNO license was issued to Telecom 365 Ltd., an Israeli company owned by New Hamashbir Lazarchan Ltd.

VoB (Voice Over Broadband) Technology

According to a policy document published by the Ministry of Communications on January 31, 2007, Bezeq and its subsidiaries may provide VoB services only after Bezeq’s market share of the Israeli domestic landline telephony market in a particular customer sector (business or private) falls below 85%.  According to a notice of the Ministry of Communications, Bezeq’s market share fell below 85% in the private sector in June 2008 and in the business sector in September 2009.  On February 8, 2009, the Ministry of Communications granted Bezeq International’s subsidiary, B I P Telecom. Ltd., a special general operator’s license to provide domestic VoB services.  On August 2, 2009, Bezeq International began providing domestic VoB services to its private customers.  On December 30, 2009, the foregoing license was amended to permit Bezeq International to provide the services to its business customers.

Call completion tariffs for a VoB operator are the same as those for calls completed via Bezeq’s fixed-line telecommunications network or another domestic landline operator.  Call completion tariffs for domestic landline operators are expected to be reviewed by a public committee that will be appointed to draft recommendations for the landline telephony market.

WiMAX Technology

On March 1, 2009, the Ministry of Communications published its policy regarding the allocation of frequencies for WiMAX technology and establishing a broadband wireless access network using the WiMAX technology.  WiMAX is a technology that aims to provide wireless data over long distances, in a variety of different methods, from point to point links to full mobile type access.  According to the policy document, WiMAX frequencies will be allocated in two separate tenders for different frequencies.  The first tender will allocate frequencies exclusively to a new operator and other operators will be entitled to participate in the second tender, including existing cellular operators.  To date, neither of these tenders has been published.

Competition in the Israeli Communications Market

The Israeli communications market is dominated by four main groups, the Bezeq group, the IDB group (which controls Cellcom and 013 NetVision), the Partner group and the HOT group and several other players, each having interests in one or more of the main communications sub-sectors.

The Ministry of Communications has encouraged competition in the communications market by imposing restrictions and limitations on Bezeq and its subsidiaries, including:

•
an obligation to maintain complete structural separation among Bezeq and its subsidiaries pertaining to corporate structure and management systems, including finance, marketing, manpower, assets and data;

•	supervision and regulation of part of Bezeq’s tariffs; and

•
an obligation to provide “access” infrastructure services to other licensees on an equal, non-discriminatory basis and a prohibition on granting Bezeq’s subsidiaries advantageous terms when providing such services.

The Ministry of Communications has also supported competition by:

•	separating infrastructure and service providers;

•	granting new licenses and encouraging new and innovative technologies such as VoB; and

•	mandating number portability.

Domestic Landline Communications Market.  For the year ended December 31, 2009, NIS 5.0 billion ($1.3 billion) of Bezeq’s total revenues were attributable to revenues from domestic fixed-line communications.  Competition in the domestic landline communications market began when HOT was granted a general license for the provision of domestic fixed-line telephony services in November 2003.  Unlike Bezeq, HOT is entitled to offer bundles to its private customers and offers packages of broadband Internet access, telephony and cable television to private customers.  On March 22, 2010, the Ministry of Communications published a hearing for HOT regarding the marketing of such packages, including determining that the maximum commitment period will be 18 months for all of the services in the package.  This limitation would also apply to similar joint packages offered by Bezeq if they are permitted.

Since 2004, the Minister of Communications has been authorized to grant special general licenses for the provision of domestic landline communication services, without an obligation to provide universal service or an obligation for minimal geographic deployment as is required under Bezeq’s general license.  Such licenses were granted to a number of operators, among them 012 Smile, Cellcom and Partner.

Cellular services.  There are four companies presently providing cellular services in Israel: Cellcom, Partner, Pelephone (a wholly-owned subsidiary of Bezeq) and MIRS.  For the year ended December 31, 2009, NIS 5.1 billion ($1.4 billion) of Bezeq’s total revenues were attributable to revenues from cellular services.

International Long Distance Market.  The international long distance market in Israel is also highly competitive.  There are currently four competitors in the market: Bezeq International, 012 Smile, 013 NetVision and Xfone.

ISP Market.  There are a number of competitors in the ISP market in Israel including Bezeq International, 012 Smile, 013 NetVision, Partner and two minor niche players, and Bezeq believes that HOT is preparing to enter this market.

NEP services.  NEP services primarily include traditional telephone exchanges, data communications and IP telephony.  The traditional field of telephone exchanges is characterized by a large number of competitors and by fierce competition, which has given rise to price erosion.  The most prominent competitors of Bezeq International, is this area are GlobeCall, Tadiran and Tel-Yad.  The data communications and IP telephony sector is characterized by the entry of IT companies entering into telephony.  These are companies such as Binat, IBM, Netcom and Teldor, which are substantially different from traditional NEP companies and are technologically sophisticated.  Telecommunication companies are also conglomerating and new operators are entering the market with the intention of providing customers with total communications solutions, such as telephony, transmission, data communications, Internet, and information security.

For the year ended December 31, 2009, NIS 1.3 billion ($338 million) of Bezeq’s total revenues were attributable to revenues from international calls, ISP services and NEP services.

Multi-Channel Television Market.  The field of television broadcasting in Israel is highly regulated.  Broadcasting is carried out pursuant to various broadcast licenses and is subject to the ongoing supervision of the Ministry of Communications and Council for Cable TV and Satellite Broadcasting.  Multi-channel television broadcasts have been provided in Israel since the early 1990s.  Since December 2006, the cable companies operating at such time merged into a single merged cable company, HOT, which supplies cable television services to all of the subscribers of the merged cable companies pursuant to a long-term broadcast license.  HOT holds all of the rights in a limited partnership which owns the cable network infrastructure, including the terminal equipment and broadcasting centers.

Bezeq, through DBS, known also by its trade name YES, is currently the only company in Israel that operates in the satellite multi-channel television broadcasting sector.  DBS was founded on December 2, 1998 and has been providing this service since July 2000.  This service provides multi-channel encrypted digital television broadcasts and value-added services to subscribers.  Most of DBS’s income is derived from subscription fees and additional payments made by viewers.

Our Legacy Communications Business

Prior to the sale of by B Communications of its legacy Communications Business, B Communications was a leading communication services provider in Israel offering a range of services, including broadband and traditional voice services.  B Communications’ broadband services included broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, primary rate interface services, IP Centrex, server hosting and a WiFi network of hotspots across Israel.  B Communications’ traditional voice services included outgoing and incoming international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators.  B Communications offered its broadband and traditional voice services to a wide audience, which included residential and business customers, including small office-home office, or SoHo, customers, small-medium size enterprise, or SME, customers, and large corporate customers, as well as international carriers and cellular operators.  B Communications provided these services through its integrated multipurpose network that was deployed through points of presence throughout Israel and in England, Germany and the United States.  As of December 31, 2009, B Communications had over one million customers registered in its database.

Broadband Services

As of December 31, 2009, B Communications had over 500,000 active residential, business and carrier customers for its broadband services, including many of the largest companies in Israel.

Internet Access and Value-added Services

Prior to the sale of its legacy Communications Business, B Communications was one of Israel’s three leading ISPs providing high speed broadband access to the Internet via ADSL and cable networks.  B Communications’ estimates that its market share of the broadband Internet access market as of December 31, 2009 was approximately 32%- 33% based on its broadband market analysis.  In addition to Internet access, B Communications offered a diverse suite of value-added services that were incremental to its core Internet access service to residential and business customers, including wireless and wired home networking, e-mail and security services.

Specialized Data Services

Prior to the sale of its legacy Communications Business, B Communications provided specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points.  B Communications’ fee structure for these services depended on three main factors: volume of capacity, distance and the type of technology used.

VoB Services

Prior to the sale of its legacy Communications Business, B Communications offered VoB local telephony services.  B Communications’ transmitted these calls using VoIP technology, which converts voice signals into digital data packets for transmission over the Internet and provided its service by using its customers’ existing broadband Internet connections.

Primary Rate Interface Services

From December 2005 and until the sale of its legacy Communications Business, B Communications offered primary rate interface, or PRI, services to business customers  This service, which offered point-to-point PRI ISDN communications lines, was primarily used by large corporate customers.

IP-TRUNKING Services

From February 2007 and until the sale of its legacy Communications Business, B Communications offered IP-TRUNKING services, which provide interconnections between service providers using session initiation protocol, or SIP, to business customers.  This service, which offered point-to-point IP communications lines, was offered to business users.

IP Centrex

From January 2005 and until the sale of its legacy Communications Business, B Communications offered business customers an IP-based PBX, or telephone switching system, which connected to the customer through a broadband connection, IP Central Office Exchange Service, or IP Centrex, and offered VoIP and other IP-based services as well as connectivity to the regular telephone system.

Server Hosting and Co-location Services

Prior to the sale of its legacy Communications Business, B Communications operated three server hosting facilities.  Many customers utilized its services to manage their web servers.  Clients were able to configure and operate their servers remotely and save on router, Internet connection, security system and network administration costs.  B Communications also offered co-location services to its business customers at its server hosting facilities.  As part of its co-location services, B Communications housed the back-up servers used by businesses to ensure that their systems do not lose data or suffer a lengthy interruption of service because of a power outage, computer fault, or other reasons.

WiFi Network

Prior to the sale of its legacy Communications Business, B Communications operated a comprehensive network of hotspots covering hotels, hospitals, airports and other public areas.  Many of the contracts that it entered into in connection with these services provided for revenue sharing arrangements.

Traditional Voice Services

Prior to the sale of its legacy Communications Business, B Communications offered traditional voice services to residential and business customers throughout Israel and to international carriers and local cellular operators.

Incoming and Outgoing International Telephony Services

Prior to the sale of its legacy Communications Business, B Communications was one of the three largest international telephony services providers in Israel, providing global international telephony services through direct connections with approximately 90 carriers.  As of December 31, 2009, B Communications estimates its market share of the international telephony market was 34% based on the number of incoming and outgoing minutes in Israel.

B Communications’ outgoing international telephony services to its residential and business customers included direct international dialing services, international and domestic pre-paid and post-paid calling cards and call-back services.  B Communications sold pre-paid cards to its distributors, which it treated as business customers, for distribution in the residential market.  B Communications offered its incoming international telephony services to international carriers, which included termination services for telephone calls originating outside of Israel.

Hubbing Services

Prior to the sale of its legacy Communications Business, B Communications provided hubbing-traffic routing between approximately 90 network operators.  Hubbing is defined as architecture where several network operators connect to a peering point, or a hub, from where they are rerouted.

Roaming and Signaling Services

Prior to the sale of its legacy Communications Business, B Communications provided roaming and signaling services for cellular operators.  Signaling messages indicate a mobile user’s location while roaming within Israel through its signal transfer point or when traveling abroad.  B Communications billed the cellular operators based on the number of signaling messages sent and received.

Marketing and Sales

Prior to the sale of its legacy Communications Business, B Communications focused on presenting a “one-stop shop” solution to its residential and business customers by offering a diverse basket of solutions.  B Communications sought to strengthen its brand awareness and to create a unified branding approach among its voice and data customers for our various service offerings.  B Communications engaged in a variety of marketing and promotional activities to stimulate awareness of its broadband access services, traditional voice services and VoB telephony services.  It also actively promoted and cross-sold its services to existing customers with special bundled offerings aimed at servicing their communications needs and enhancing customer loyalty.  This marketing and communications strategy was executed through all levels of its business.

Customer Service and Support

Prior to the sale of its legacy Communications Business, customer service and support operations were supported by integrated customer relationship management and computer technology integration systems.  B Communications’ sales and customer service functions were carried out by separate service centers that responded to calls from residential and business customers.  B Communications serviced its customer groups through dedicated multi-language call center personnel and multi-language technical support staff.

Network and Technology

Prior to the sale of its legacy Communications Business, B Communications continuously worked on developing and enhancing its technology platform and infrastructure.  B Communications invested heavily in its multipurpose network infrastructure, which had been specifically designed to transmit data using IP.  B Communications’ multi-purpose network supported broadband and traditional voice services across Israel, as well as dial-up, ADSL, ISDN and cable broadband services.  Its network configuration supported the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies.  In addition, B Communications used its network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of our business customers.

Competition

Prior to the sale of its legacy Communications Business, B Communications faced competition in all segments of its operations.  In each segment, competition to a large extent depended on price and quality of service.  Some of B Communications’ competitors had greater financial, technical and marketing resources than it.  Moreover, the services offered by the legacy Communications Business were subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which increased competition.

Government Regulation

The Israeli communications market is highly regulated and as a result, a significant part of the legacy Communication Business was regulated by the Israeli Communications Law, the regulations promulgated under the Israeli Communications Law and the provisions of our licenses.  The Ministry of Communications has the regulatory authority and broad discretionary powers under the Israeli Communication Law and licenses that B Communications’ received in connection with its legacy Communication Business.

Business of GoldMind

GoldMind is an Internet media company in Israel.  As of December 31, 2009, GoldMind had 10 Internet properties in its network, consisting of three eCommerce and seven online content websites.  The Internet media and eCommerce industry in Israel is highly competitive and evolving and a few Israeli media groups account for a significant portion of these industries.

eCommerce

The growth of the Internet is driving the expansion of eCommerce.  Consumers use the Internet for price discovery and comparison, a resource for information and as a convenient way to purchase goods and services.  We believe that increased broadband penetration, improvements in network infrastructure and payment security, and increasingly attractive and functional online storefronts have made online shopping an efficient and convenient way to shop for many consumers.  Retailers are attracted to eCommerce for a number of reasons, including the lower cost of managing and maintaining a website as opposed to physical storefronts, the flexibility to change marketing focus to meet customer demands in real-time, the ability to reach and serve a large and geographically-dispersed group of customers efficiently from a central location, and the potential for personalized low-cost customer interaction.

GoldMind has long-term relationships with its merchandise suppliers, and had 97 suppliers as of December 31, 2009 compared to 111 suppliers as of December 31, 2008.  In 2009, GoldMind acquired approximately 66% of its merchandise from suppliers who have been with it at least two years.

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

GoldMind’s Opportunities

Israel’s Internet market is highly penetrated in terms of Internet usage, and we believe that there are opportunities to increase online advertising and eCommerce revenue from the Israeli Internet market as Internet and broadband usage continue to proliferate in Israel.  In addition, as Internet businesses increasingly adopt new business models prevalent in the United States and European markets, we believe there are opportunities to improve the revenue generating potential of their Internet properties.  GoldMind has identified the following opportunities:

Expand GoldMind’s market share in the developing eCommerce market in Israel.  We expect the eCommerce market in Israel to grow as Israeli consumers build familiarity and trust with various online merchants, and as traditional retail merchants begin to appreciate the inherent benefits of the Internet distribution channel.  Additionally, Israel’s current eCommerce market is dominated by three business models, which are price comparison, auction and group sales, where products are offered for sale at a low price subject to the condition that a specified quantity of the product is sold to a group of consumers.  We also believe advances in online merchandising and selling models will drive more supply and demand of eCommerce goods and services.

We believe that GoldMind’s experience in developing, operating and monetizing Internet properties targeted at the diverse Israeli audience that encompasses a wide variety of users differing in culture, consumer purchasing power, desired content and Internet activity, has provided it with the requisite experience and expertise necessary to penetrate eCommerce markets in emerging international markets, which have similar consumer characteristics.

Enhance revenue generation from online advertising.  We believe that online advertising in Israel will continue to grow as advertisers in Israel increasingly gravitate to online media as they address the Internet audience and seek to maximize the effectiveness of their advertising expenditures.  The development of broadband technology enables us to offer a wider variety of online advertising services, such as online video advertising and sophisticated search engines.  We believe that GoldMind’s historical relationships with direct advertisers and advertising agencies and its knowledgeable advertising sales force provide it with the ability to optimize its advertising space and inventory.

Internet Properties

GoldMind currently has 10 Internet properties in its network, consisting of three eCommerce websites and seven online content websites.  The four top revenue-producing properties within GoldMind’s network, P1000, Zahav.ru, Start and Nirshamim, accounted for approximately 94% of its revenue in the year ended December 31, 2009.  Most of GoldMind’s websites are in the Hebrew language, catering to the Hebrew-reading population.  The following is a description of GoldMind’s properties:

eCommerce Websites

P1000 (“a thousand times better” in Hebrew) serves as an eCommerce platform for suppliers and purchasers of consumer products.  P1000 also serves as the platform for P1000.ru, GoldMind’s Russian language eCommerce platform.  Most of the transaction elements, such as inventory management and provision of services, are performed directly by the website’s suppliers.  GoldMind derives revenue from the website from commissions that are payable by suppliers for completed sales.  Online sales on the P1000 and P1000.ru websites are divided into a few categories, including auctions and group sales.  P1000 targets the general population in Israel and P1000.ru targets the Russian-reading population in Israel.

Ynet Shops is a collaboration between GoldMind and Ynet.co.il, one of Israel’s leading news websites and web portals.  Ynet Shops serves as an eCommerce platform for suppliers and purchasers of consumer products similar to that of P1000 and is solely operated and managed by GoldMind.

Online Advertising Properties
General Portals

Start is a portal and homepage-directory that refers its visitors to content on other websites.  Start offers its users a brief glance at news, sport, business, entertainment, politics and current events and provides links to leading websites.  Start also offers its users search engines and many other useful applications developed by Start over the years, such as the ability to search in all leading search engines concurrently, access to personal email accounts, a dictionary, the ability to search addresses and phone numbers and access maps, and also offers its users the ability to design their own homepage according to their own needs and interests.  Start also offers an online social network that enables its users to communicate through a wide variety of Internet forums, blogs and web communities and also enables users to share content, photographs, pictures and films by using advanced media systems.  Start targets the Hebrew reading population in Israel.

Vertical Portals

Start Ktantanim (“ktantanim” means “little ones” in Hebrew) is a children’s portal, designed for children of the age of two to six years and their parents.  The portal offers a variety of games suitable for young kids, as well as useful and interesting information for the parents.

Vgames is the largest video gaming site in Israel and is considered the market leader in the Hebrew language.  Vgames provides free and subscription-based content to over 700,000 unique visitors each month and supplies content to more then 10 large Israeli portals, including one of the leading news websites and web portals in Israel, Ynet.co.il, and Israeli leading teen sites: KidsTv and Tipo.  The content in Vgames can be divided into four main categories: video gaming magazine (reviews and news), online free games, community forums, and games for download.

Zahav.ru (“Zahav” means “gold” in Hebrew) is a leading Russian language Israeli portal, targeted at the Russian reading audience in Israel and abroad, with an average of approximately 400,000 unique users per month in the year ended December 31, 2009.  The portal aggregates a broad range of high-quality content in the Russian language covering a wide range of topics including news, business, video, sports, entertainment, dating, tourism and cooking.  Zahav.ru hosts a Russian-language eCommerce website, which is the Russian version of our P1000 website.

Nirshamim.co.il (Nirshamim Lalimudim means “registering for studies” in Hebrew) is a marketing platform that enables Israeli prospective students to receive information and registration kits from academic and vocational institutions in Israel.  The institutions list their academic programs on the website free of charge, and pay a fee to Nirshamim when a prospective student contacts them or registers with the institution.

Tipo is a children’s portal offering its visitors a broad array of content channels, various activity channels and web tools.  This website offers its users the ability to create personalized websites, upload and view user-generated content, and gives users access to online forums, music clips, ring tones and general content.

Seret (Seret means “movie” in Hebrew) is a popular movie and entertainment information website in Israel.  The portal contains news and gossip items from Israel and abroad, videos and DVDs, movie trailers, reviews and show times.  The website also operates an eCommerce store that sells movie tickets, videos and DVDs.  We use Seret as the movie website for our leading general portals and Start.  In addition, Seret is a content provider for several of the largest Israeli cellular companies.

Sales and Marketing

GoldMind designs its marketing activities to promote its brands and to attract users and advertisers to its Internet properties.  GoldMind markets its Internet properties to users primarily through online advertising and to target advertising companies through advertising campaigns by way of both online and traditional offline media.  A key component of its marketing program is the cross-network marketing of its multiple websites.  GoldMind’s websites generally contain relevant links and references to its other websites and it promotes content swapping between websites while assigning credit and a link to the original website from which the content was obtained.  In addition, GoldMind’s general portal, Start, promotes the content of its vertical websites.

As of December 31, 2009, GoldMind had eight employees engaged in sales and marketing for its Internet properties.  In addition, several of GoldMind’s vertical portals employ small in-house sales teams focusing exclusively on sales for their websites.  As of December 31, 2009, Nirshamim employed three persons selling to educational institutions, Tipo employed one sales persons and Seret employed two sales persons.

Competition

The Internet media and eCommerce industry in Israel is highly competitive and evolving.  GoldMind competes for advertisers, users and business partners with numerous companies in Israel and elsewhere that offer content in its broad areas of focus.

eCommerce.  Three of GoldMind’s principal competitors in Israel, Walla Shops (which is owned by Bezeq’s 44.99%-subsdiairy Walla!), GET IT and Nana Shops, as well as OLSALE, an independent portal compete with its eCommerce websites and offer similar goods and services.   These websites compete with GoldMind for both users and the merchants that provide merchandise for its websites.

Internet websites. GoldMind’s principal competitors among the large general purpose portals in Israel are Walla (which is 44.99%-owned by Bezeq), Ynet, Tapuz and Nana10.  In addition, many Israelis use international portals, such as Google.  GoldMind also competes with special interest websites focused on the same vertical markets on which it focuses.  For example, GoldMind’s Russian language property competes with similar websites.

Traditional offline media.  GoldMind has always competed for consumers and advertisers in its areas of focus with the traditional offline media, such as print, television and radio.  As traditional offline media continues to introduce more multimedia offerings into the market, GoldMind will continue to compete with them for consumers and advertisers.

Customers

For the year ended December 31, 2009, 38% of GoldMind’s advertising revenue was obtained from Israeli traditional and interactive advertising agencies and 62% of its advertising revenue was from businesses to which it directly sells advertising on its properties.  GoldMind’s eCommerce customers include local suppliers, local importers of goods from abroad and private customers who purchase online directly from GoldMind.

Government Regulation

GoldMind’s eCommerce and media operations are subject to Israeli regulation.

Consumer protection in the area of eCommerce and advertising is heavily regulated in Israel and the consumer protection laws are constantly evolving.  GoldMind is subject to the Israeli Consumer Protection Law 5741-1981, or Israeli Consumer Protection Law, which regulates, among other things, the legal framework of eCommerce transactions, misrepresentation to consumers and misleading advertising.  The Israeli Consumer Protection Law extends to acts and omission performed after the date of the contract with the customer.  Our eCommerce suppliers have undertaken in their agreements with us to comply with the Consumer Protection Law and related regulations.  The Israeli Class Actions Law, 2006 and the Israeli Consumer Protection Law include an expansive list of causes of action for which a class of litigants may bring suit, among others, regarding eCommerce transactions.

In addition, GoldMind’s operations, specifically its content operations, are subject to Israeli rules regulating intellectual property rights relating to music and other content services that we purchase from third parties.  These rules require us to initiate or defend litigation in cases in which we have purchased content from third parties who present themselves as the owners of the intellectual property rights included in the content or as the representatives of the owners of the intellectual property, when in fact it may not be the case.  Such litigation proceedings may be costly and if we are not successful in our defense, we may be forced to pay damages or obtain licenses for the infringing product or service.

GoldMind’s operations are also subject to data protection rules and protection of privacy laws, primarily relating to our Internet website subscribers. In addition, other legislative acts, such as the amendment to the Communications Law regulating “spam” and amendments to the Consumer Protection Law also impose heavy obligations on our media operations.  For example, an amendment to the Israeli Communication Law came into effect which (among other things) generally requires a subscriber’s explicit permission to receive advertising by way of electronic mail, facsimile, automatic dialing systems and SMS text messaging.  We are implementing procedures to comply with these amendments.

Israeli law does not impose any registration or licensing requirements on owners and operators of Internet properties.

Intellectual Property

Copyrights, service marks, trademarks, trade secrets and other intellectual property are important to our success and competitive position.  GoldMind relies on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights.

GoldMind currently holds numerous Internet domain names.  Domain names generally are regulated by Internet regulatory bodies and the regulation of domain names in Israel and other countries is subject to change.

GoldMind has obtained licenses to bundle various third party software products in its front-end configuration software product.  GoldMind intends to maintain or negotiate renewals of all existing software licenses and authorizations as necessary and may also want or need to license other applications in the future.  Such licenses or renewals may not be available when required.

GoldMind’s management and most of its full-time employees have entered into confidentiality, non-competition and non-solicitation agreements with it.  However the degree of protection afforded by these agreements under Israeli law may be more limited than the protections afforded under the laws of other jurisdictions.

GoldMind also relies on certain technology licensed from third parties and may be required to license additional technology in the future for use in managing its Internet websites and providing related services to users and advertising customers.

We have filed trademark applications in Israel for “B Communications” and “GoldMind.”

C.  Organizational Structure

Eurocom Communications, our controlling shareholder, is the beneficial owner of 70.79% of our ordinary shares (13,564,746 ordinary shares) as of June 30, 2010.  Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held by Eurocom Communications.  Mr. Shaul Elovitch may also deemed to be the beneficial owner of 4,128 of our ordinary shares held of record by his wife, Mrs. Iris Elovitch.

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

We operate through two principal subsidiaries:

•
B Communications, which is the controlling shareholder of Bezeq, Israel’s largest telecommunications provider.  B Communications interest in Bezeq is directly held by SP2, which is a wholly-owned subsidiary directly held by our wholly-owned subsidiary, or SP1.

•	GoldMind, an Internet media company in Israel, which operates websites in Israel.

D.  Property, Plants and Equipment

Our and GoldMind’s corporate headquarters are located in a 700 square meter leased facility in Petach Tikva, Israel.  The term of the lease ends in September 2012, with an option to renew the lease for an additional four year period.  The current annual rent for the premises is NIS 385,000 (approximately $102,000), linked to Israeli consumer price index.  GoldMind also leases a smaller space in Rehovot, which is used by Nirshamim, for an aggregate annual rent of NIS 72,000 ($19,000).

Effective as of January 31, 2010, B Communications’ corporate headquarters are located in a 30 square meter facility in Ramat Gan, which it leases from Eurocom Communications at a token rent.  The lease is for a period of three years, which may be extended each year for an additional one year period at the parties consent.

Prior to our sale of the legacy Communications Business, B Communications’ corporate headquarters were located in a 7,000 square meter leased facility in Petach Tikva, Israel.  The annual rent for the premises was NIS 5.5 million (approximately $1.5 million).  B Communications also leased (i) an additional 1,300 square meters in Petach Tikva at an annual rent of NIS 1.1 million (approximately $291,000); (ii) an additional 4,700 square meters in Rishon Le’zion at an annual rent of NIS 2.9 million (approximately $768,000); (iii) an additional 800 square meters in Ramat-Gan at an annual rent of NIS 540,000 (approximately $143,000); and (iv) an additional 1,500 square meters in Petach-Tikva at an annual rent of NIS 0.8 million (approximately $237,000).  All of the foregoing leases were assigned to Ampal in connection with the sale of our legacy Communications Business.

ITEM4A. UNRESOLVED STAFF COMMENTS

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

Adoption of IFRS

Effective as of January 1, 2009, we adopted IFRS as issued by the IASB, replacing the previous reporting standard which was U.S. GAAP.  Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB.  Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008.  Comparative data of our financial statements has been restated to retrospectively reflect the adoption of IFRS.  IFRS differs in certain respects from US GAAP.  See Note 29 to our consolidated financial statements.

Overview

We are a leading communications and interactive media group and operate through our 012 Smile.Communications Ltd. and GoldMind Ltd. subsidiaries.  We began providing Internet access services in 1996 and began offering broadband services in 2001 and traditional voice services in 2004.  As part of our internal restructuring in 2006, we transferred our broadband and traditional voice services businesses, which we refer to in this annual report as the legacy Communications Business, to B Communications (formerly named) 012 Smile.Communications, and our media operations to GoldMind.

B Communications

Prior to January 2010, our principal subsidiary, B Communications (then named 012 Smile.Communications Ltd.), was a communications services provider in Israel that provided a wide range of broadband and traditional voice services.

On December 31, 2006, B Communications acquired one of our then principal competitors, 012 Golden Lines.  Primarily as a result of this acquisition, B Communications became one of the major communication services providers in Israel as well as one of the three largest providers of broadband and international telephony services.

On October 25, 2009, B Communications entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications).

As part of its acquisition of the controlling interest in Bezeq, on November 16, 2009, B Communications entered into an agreement to sell its legacy Communications Business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal (NASDAQ: AMPL) for NIS 1.2 billion (approximately $318 million).  The sale of B Communications’ legacy Communications Business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.

As a result of B Communications’ decision to sell its legacy Communications Business, as of October 25, 2009 we classified our legacy Communications Business as “held-for-sale.”  This resulted in our classification of the assets and liabilities held-for-sale in our financial statements as follows:

Assets classified as held-for-sale:
	December 31, 2009	Convenience translation into U.S. dollars
	NIS	US$

Cash and cash equivalents	934	247
Trade and other receivables	225,118	59,634
Long-term trade receivables	6,260	1,658
Property and equipment	158,916	42,097
Intangible assets	629,018	166,627
Employee benefits assets	13,078	3,464
Deferred expenses	326,950	86,610
	1,360,274	360,337

Liabilities classified as held-for-sale:
	December 31, 2009	Convenience translation into U.S. dollars
	NIS	US$

Trade and other payables	233,593	61,879
Deferred income	4,094	1,085
Related parties payables	2,422	641
Current maturities of long-term liabilities	149	40
Deferred tax liabilities	30,136	7,983
	270,394	71,628

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.72 billion) and became the controlling shareholder of Bezeq.  We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and will begin to report the consolidated results in our 2010 second quarter earnings release.

Bezeq is the principal provider of communications services in Israel.  Bezeq implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel television, satellite broadcasts, Internet services, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (NEP services).

To facilitate the funding of the acquisition of the controlling interest in Bezeq, B communications entered into a series of long-term and short-term loans.  See Item 5B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

GoldMind

GoldMind is an Internet media company in Israel.  As of December 31, 2009, GoldMind had 10 Internet properties in its network, consisting of three eCommerce websites and seven online content websites.

In March 2009, GoldMind sold its interest in Yahala, an Arabic language portal.

In October 2009, GoldMind acquired the remaining 48% interest in Hype, which is the owner and operator of TIPO, Israel’s leading children’s portal.  GoldMind first acquired 50% of Hype’s shares in August 2005 and acquired an additional 2% in September 2006.

Revenues

Communications Services Revenues

Prior to the sale of our legacy Communications Business to Ampal, we earned revenues primarily from the sale of broadband and traditional voice services, as well as from ancillary sales of broadband equipment and products, such as routers.  Our customers used our services on “as needed” basis or entered into monthly or longer term arrangements.  We billed our residential customers for our services on a monthly basis and were typically paid by credit card or bank debit order.  Business customers were also billed on a monthly basis, and we generally received payment in full within ten to 70 days of invoice.  We billed our cellular and carrier customers based on the number of minutes terminated or transferred by us, and the number of signaling messages sent and received.  Our revenues were directly affected by the total number of our residential and business customers, the volume of traffic from our cellular and carrier customers and the rates we charged for our service.

Broadband services revenues primarily consisted of monthly subscriptions for broadband access to the Internet.  We also earned revenues from offering a diverse suite of value-added services that were incremental to our core broadband Internet access services, such as e-mail, global remote access, wireless and wired home networking, various security services and virtual private network, or VPN, services.  We earned revenues for these services based either on fixed prices for the service or a negotiated fee.  We also provided specialized data services to bandwidth-intensive organizations and international carriers, allowing them to transmit electronic data from point to point or from point to multi-points.  Our fee structure for these services depended on three main factors: capacity, distance and the type of technology used.  Most specialized data services are provided under one to two year contracts.

Revenues from traditional voice services were generated from payments based on the number of minutes the service was used by subscribers and the destination of the calls.  We also offered our traditional voice services in monthly packages.  As of December 31, 2009, we had approximately one million customers registered in our database, of which approximately 358,000 customers used our voice services and were billed by us in 2009.  In addition, we billed Israeli carriers for their customers’ use of our services, which in the year ended December 31, 2009, were generated from over 617,000 lines.  We provided termination services to approximately 90 international carriers for their calls originating outside of Israel.  We also provided hubbing-traffic routing to our international carrier customers and roaming and signaling services for cellular operators.

We sold our legacy Business Communications products to a large number of residential, business and carrier customers.  In the past three years, no customer accounted for more than 10.0% of our revenues.

Most of our revenues from our legacy Communications Business were denominated in NIS, and the remainder was principally denominated in U.S. dollars.

Media Revenues

We generate most of our media revenues from online sales of products and services, referred to as eCommerce.  We also generate media revenues from the sale of advertising on content websites, referred to as online advertising.

Significant Costs and Expenses

Depreciation and Amortization.  Prior to the sale of our legacy Communications Business, our depreciation and amortization expenses primarily related to our legacy Communications Business network equipment and capacity.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives.  We depreciate such assets based on the following annual percentages:

Network equipment and computers	15%-33%
Furniture and office equipment	6%-15%
Motor vehicles	15%
Leasehold improvements	shorter of the lease term or the useful lives of the asset (generally 10 years)

Depreciation methods, useful lives and residual values are reviewed at each reporting date.  Amortization of other intangible assets is recognized in profit or loss on a straight-line basis, (except customer relationship), over the estimated useful lives of the intangible assets from the date they are available for use.  Customer relationships are amortized according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of relationship. Goodwill and brand name assets having an indefinite useful life are not systematically amortized but are tested for impairment.  The estimated useful lives for the current and comparative periods are as follows:

Licenses	20 years
Subscribers acquisition costs	1-3 years
Customers relationship	8-10 years
Capitalized software costs	5 years

The estimates regarding the amortization method and useful life are reassessed at each reporting date.  We examine the useful life of an intangible asset that is not periodically amortized in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Salaries.  Salaries include salary costs, social, statutory and employment benefits, and commissions for our employees, compensation and commissions paid to service providers and sales representatives, and share-based payments.  Salaries are net of costs associated with certain technical staff, which costs are capitalized and included intangible assets.

General and Operating Expenses.  General and operating expenses relating to our legacy Communications Business consisted primarily of costs of network services, facilities costs, costs of connecting local telephone lines into points of presence, international termination costs, the use of third party networks and leased lines and other regional network operations centers, telecommunication services expenses related to traditional voice services, agreements with several international carriers, building maintenance, services and maintenance by sub-contractors, vehicle maintenance expenses, royalties to the State of Israel and collection fees.

Finance Expense. Finance expense includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest charged on loans from banks.  We also incurred interest expense in attributable to our two debenture offerings that took place in April 2005 and September 2007 and the debenture offering of our subsidiary B Communications that took place during the period of March to May 2007.  In accordance with International Accounting Standard, or IAS, No. 32, the conversion feature of a convertible debenture linked to the consumer price index is classified as a derivative liability.  After the initial recognition, the conversion feature (derivative liability) is measured at fair value with changes in fair value recognized immediately in profit or loss as financial income or expense.  The debentures are measured after the initial recognition at amortized cost using the effective interest rate method.

Finance Income.  Finance income includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest income on our cash and marketable securities.

Income Tax.  Income tax expense is comprised of current and deferred tax.  Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

As of December 31, 2009, we had tax loss carryforwards in the amount of NIS 201.4 million ($53.4 million) compared to NIS 130.1 as of December 31, 2008.  Deferred taxes in respect of losses carried forward and not yet utilized, were not recognized in cases where future taxable income against which they can be utilized is not foreseen. Under existing tax laws, there is no time limit on utilizing tax losses or on utilizing deductible temporary differences. Deferred tax assets were not recognized in respect of these items since it is not anticipated that there will be taxable income in the future against which the tax benefits can be utilized. As a result, as at December 31, 2009, deferred taxes were not created on our carryforward losses and those of our subsidiaries in the aggregate amount of NIS 188,590 ($49,958) and NIS 77,521, respectively.

Critical Accounting Policies

The preparation of the consolidated financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared in conformity with U.S. GAAP.  We have identified the policies below as critical to the understanding of our financial statements.  The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period.  There can be no assurance that actual results will not differ from these estimates

Communication services revenue.  Revenue from our legacy broadband and data services was earned on a fixed monthly fee basis for the provision of services.  Our legacy broadband and data services included monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web and server hosting.  These fees were recognized as services were provided.  We recorded payments received in advance for services and services to be provided under contractual agreements, such as Internet broadband, as deferred income until such related services are provided.  Our legacy Communications Business also offered value-added services including web faxing services, anti-spam and anti-virus protection.  Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications.  Revenues from enhanced features and optional services were recognized when earned.

Our legacy Communications Business revenues from sales of equipment such as routers that were not contingent upon the delivery of additional products or services were recognized when products were delivered to and accepted by customers and all other revenue recognition criteria were met.  In revenue arrangements including more than one deliverable, the arrangement consideration was allocated to each deliverable based on the fair value of the individual element.  We determined the fair value of the individual elements based on prices at which the deliverable was regularly sold on a stand alone basis.

Media revenue.  We generate revenues through the sale of advertising on our websites and the sale of products on the Internet (eCommerce).  In all cases, revenue is recognized only when recovery of the consideration is probable, the associated costs and the amount of revenue can be measured reliably, and all other revenue recognition criteria are met.  Advertising revenue is generated from several offerings including the display of rich media advertisements, the placement of text-based advertisements on our websites, placement of advertisements on search result pages targeted to users’ search queries and content-branded channels with third parties.  We recognize advertising revenue related to the display of advertisements on our portals as “impressions” are delivered

Allowance for Doubtful Accounts.  Determining our allowance for doubtful accounts receivable requires significant estimates.  With respect to our legacy Communications Business, due to the large number of customers that such business served it was impractical to review the creditworthiness of each of our customers, although a credit review was performed for carrier and large business customers.  We consider a number of factors in determining the proper level of the allowance, including historical collection experience, economic trends, the aging of the accounts receivable portfolio and changes in the creditworthiness of such customers.  We evaluate our guidelines for providing for doubtful accounts on a frequent basis and examine the material parameters that might affect the assessment of our doubtful accounts, such as the tendency of a customer segment to make timely payments; rate of checks returned for insufficient payment and blocked bank accounts. Our policy has been consistent and has proven itself over the years.  Therefore, based on our past experience we believe this policy is appropriate.

Property and equipment.  Property and equipment items are measured at cost less accumulated depreciation and accumulated impairment losses.  Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing the items and restoring the site on which they are located.

Depreciation.  Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.  Leased assets are depreciated over the shorter of the lease term and their useful lives.

Convertible debentures.  The conversion feature in our convertible debentures linked to the Israeli consumer price index is measured at fair value through profit or loss using a binomial model for valuing convertible bonds.  The valuation model takes into account estimates regarding, among other things, risk-free interest rate, our credit risk and expected volatility of our share price.  Changes in these estimates may result in material changes to the fair value of the conversion feature and to the results of operations.

Israeli consumer price index-linked assets and liabilities that are not measured at fair value.  The value of financial assets and liabilities linked to the Israeli consumer price index that are not measured at fair value, is remeasured every period in accordance with the actual increase in the Israeli consumer price index.

Goodwill and brand name assets.  We acquired goodwill and brand name assets upon the acquisition of 012 Golden Lines on December 31, 2006.  For acquisitions prior to January 1, 2008 (the date of our transition to IFRS), goodwill and brand name assets represent their deemed costs, which represent the amounts recorded under previous U.S. GAAP.  Goodwill and brand name assets are measured at cost less accumulated impairment losses.  Other intangible assets that are acquired by us and have infinite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.  Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

Amortization.  Amortization is recognized in profit or loss on a straight-line basis (except customer relationships) over the estimated useful lives of the intangible assets other than goodwill and brand name assets from the date they are available for use.  Customer relationships are amortized according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of relationship. We examine the useful life of an intangible asset that is not periodically amortized in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Provisions.  A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  When the value of time is material, the provision is measured at its present value.

Income tax expense.  Income tax expense is comprised of current and deferred tax.  We recognize current and deferred tax expense in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.  Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.  Our assessment considers that deferred tax is recognized using the statements of financial position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Under our assessment deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.  A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Results of Operations

The following table sets forth our results of operations in NIS in thousands and as a percentage of revenues for the years ended December 31, 2009 and 2008 (IFRS):

	Year ended December 31,
	2008		2009
	NIS	%	NIS	%

Revenues:
Broadband	546,986	46.9	608,503	49.0
Traditional voice	557,224	47.7	563,767	45.3
Media	63,117	5.4	70,818	5.7
Total revenues	1,167,327	100.0	1,243,088	100.0
Cost and expenses:
Depreciation and amortization	117,503	10.1	98,642	7.9
Salaries	183,917	15.7	171,139	13.8
General and operating expenses	741,055	63.5	810,963	65.2
Other operating expenses	7,258	0.6	2,448	0.2
Other operating income	(12,839)	(1.1)	–	–
Total cost and expenses	1,036,894	88.8	1,083,192	87.1
Operating income	130,433	11.2	159,896	12.9
Finance expense	138,700	11.9	133,908	10.8
Finance income	(27,202)	(2.3)	(131,806)	(10.6)
Income before income tax	18,935	1.6	157,794	12.7
Income tax	22,747	1.9	57,784	4.7
Net income (loss) for the year	(3,812)	(0.3)	100,010	8.0
Income (loss) attributable to owners of the Company	(18,315)	(1.5)	62,239	5.0
Income (loss) attributable to non-controlling interest	14,503	1.2	37,771	3.0

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Revenues increased by 6.5% from NIS 1,167 million for the year ended December 31, 2008 to NIS 1,243 million ($329) for the year ended December 31, 2009.  The increase was primarily due to the growth in the broadband segment of our legacy Communications Business, including our local telephony services. We expect that our revenues will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Communications Revenues.  Revenues from our legacy broadband services, including Internet access services and related value-added services, provided to residential and business customers, which represented 49.0% of our total revenues for the year ended December 31, 2009, increased by 11.2% from NIS 547.0 million for the year ended December 31, 2008 to NIS 608.5 million ($161.2 million) for the year ended December 31, 2009.  The increase was primarily due to an increase in our local telephony services and the continued growth of our broadband customer base.

Traditional voice services revenues, which represented 45.3% of our total revenues for the year ended December 31, 2009 was NIS 563.8 million ($149.3 million) similar to NIS 557.2 million for the year ended December 31, 2008.

Media Revenues.  Media revenues, which represented 5.7% of our total revenues for the year ended December 31, 2009, increased by 12.2% from NIS 63.1 million for the year ended December 31, 2008 to NIS 70.8 million ($18.8) for the year ended December 31, 2009.  The increase in media revenues in 2009 was due to the increase in our eCommerce revenues.

Depreciation and Amortization.  We recorded depreciation and amortization expenses of NIS 98.6 million ($26.1 million) for the year ended December 31, 2009 compared to NIS 117.5 million for the year ended December 31, 2008, a decrease of approximately 16.1%.  The decrease was primarily due to the determination of our legacy Communication Business as “held-for-sale” in connection with the pending sale of such business, which was completed effective as of January 1, 2010, and we ceased to incur depreciation and amortization expenses with respect to our legacy Communications Business as of October 25, 2009.  We expect that depreciation and amortization expenses will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Salaries.  Salaries decreased by 7.0% from NIS 183.9 million for the year ended December 31, 2008 to NIS 171.1 million ($45.3 million) for the year ended December 31, 2009.  The decrease was primarily due to a reduction in our staff following the sale of our interest in MSN Israel Ltd. to Microsoft in 2008.  We expect that salaries will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

General and Operating Expenses.  Our general and operating expenses increased by 9.4% from NIS 741.1 million for the year ended December 31, 2008 to NIS 811.0 million ($214.8 million) for the year ended December 31, 2009.  The increase was primarily due to the growth in revenues from the broadband segment of our legacy Communications Business, including our local telephony services.  We expect that our general and operating expenses will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Finance Expense.  Finance expense decreased by 3.6% from NIS 138.7 million for the year ended December 31, 2008 to NIS 133.9 million ($35.5 million) for the year ended December 31, 2009.  The decrease is primarily attributable to the increase in the market value of our marketable securities in 2009, for which we incurred losses in the 2008 period, and also to the profit from the sale of marketable securities in 2009 as compared to the losses from marketable securities that we incurred in the 2008 period.  The decrease in our finance expense attributable to our marketable securities was offset in part by an increase in our finance expense in such period attributable to the change in the fair value of the conversion feature of our convertible debentures.  We expect that our finance expense will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Finance Income. Finance income increased by 385% from NIS 27.2 million for the year ended December 31, 2008 to NIS 131.8 million ($34.9 million) for the year ended December 31, 2009.  The increase was primarily attributable to the increase in the market value of our marketable securities and also to the profit from the sale of marketable securities.  We expect that our finance income will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Income Tax. Income tax expenses increased from NIS 22.7 million for the year ended December 31, 2008 to NIS 57.8 million ($15.3 million) for the year ended December 31, 2009.  The increase was primarily attributable to the increase in income from operations and also to the increase in financial income attributable to our marketable securities. We expect that our income tax expenses will increase significantly in 2010 as the operations of Bezeq will be consolidated into our financial statements beginning in the 2010 second quarter.

Net Income (Loss).  We reported net income of NIS 100.0 million ($26.5 million) as compared to a net loss of NIS 3.8 million for the year ended December 31, 2008.  Our income in 2009 is primarily attributable to the decrease in our finance expense, net from NIS 111.5 million for the year ended December 31, 2008 to NIS 2.1 million for the year ended December 31, 2009.  Our loss in 2008 is primarily attributable to the high finance expense we recorded in the period.

Income Attributable to Non-Controlling Interest.  Income attributable to non-controlling interest increased from NIS 14.5 million for the year ended December 31, 2008 to NIS 37.8 million ($10.0 million) for the year ended December 31, 2009.  The increase was attributable to the increase in B Communications’ net income.

Seasonality

Our legacy Communication Business experienced seasonal variations in the revenues and operating results of our traditional voice segment.  Historically, our legacy Communication Business generated more revenues and profit in the third quarter of the fiscal year, which we believe is the result of extensive use of international telephony and roaming and signaling services during the summer vacation season, mainly in outgoing minutes and roaming services.  Therefore, revenues from our traditional voice segment may continue to be higher in the third quarter, which in turn could result in our revenues being consistent or slightly down in the fourth quarter.

Bezeq does not experience significant seasonality.  In general, Bezeq’s revenues from its cellular mobile phone services are slightly higher in the second and third quarters of the fiscal year than the first and fourth quarters due to different usage patterns prevailing in the summer months compared to the winter months and the holiday season in Israel.  In general, Bezeq’s revenues from international communications, Internet and NEP services are affected in a minor way by the seasons and holidays.  For example, voice services for the business sector decrease in August and during the Passover holiday; voice services for the private sector increase in the summer months and towards the end of the calendar year; sales of Internet services and NEP equipment usually increase in the fourth quarter; and Internet services for the business sector decrease in the summer months due to the closure of educational institutions.

Conditions in Israel

We and Bezeq are incorporated and based in the State of Israel and we and Bezeq derive substantially all of our revenues from markets within the State of Israel.  See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Impact of Currency Fluctuations and Inflation

The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the depreciation or appreciation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation)rate %	Israeli inflation adjusted for depreciation (appreciation) %

2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(11.2)	15.1

The depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar.  This depreciation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  During the years 2007, 2008 and 2009, the NIS appreciated against the U.S. dollar, which resulted in a decrease in the NIS value of our U.S. dollar revenues and expenses.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic depreciations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

To manage this risk, from time to time, we use derivative financial instruments such as forward currency contracts to hedge certain of its risks associated with foreign currency fluctuations.  These derivative financial instruments are carried at fair value.

For a discussion regarding Bezeq’s exposure to currency fluctuations and inflation, see Item 11 “Quantitative and Qualitative Disclosures About Market Risks.”

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income.  The applicable rate for 2009 was 26% and it was reduced to 25% in 2010.  In July 2009, the Israeli Parliament passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.  See Item 10E. “Additional Information - Taxation - Israel Tax Considerations.”

As of December 31, 2009, we had consolidated tax loss carryforwards of approximately NIS 201 million (approximately $53.2 million).  Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area.  The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which included a redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union.  In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Recently Issued Accounting Standards

In April 2009, the IASB adopted 15 amendments to various IFRS on a wide range of accounting issues.  The amendments apply to periods beginning on or after January 1, 2010 and permit early adoption, subject to the specific conditions of each amendment.  The following IFRS amendments may be relevant to us and are expected to have an effect on our consolidated financial statements:

●	Amendment to IAS, 39, Financial Instruments: Recognition and Measurement. This amendment clarifies that the exemption for business combinations in IAS 39 is restricted to forward contracts between an acquirer and a seller with respect to the sale or acquisition of a controlled entity, in a business combination at a future acquisition date. In addition, the term of the forward contract should not be longer than the period normally necessary for obtaining the approvals required for the transaction. The amendment is to be applied prospectively to all unexpired contracts for annual periods beginning on or after January 1, 2010. We are examining the effect that the amendment may have on our financial statements.

●
IFRS 9, Financial Instruments.  This standard is the first part of a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets.  In accordance with IFRS 9, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with IFRS 9, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest.  All other financial assets are measured at fair value through profit or loss.  Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host.  Instead, the entire hybrid contract is assessed for classification using the principles above.  In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss.  Nevertheless, IFRS 9 allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date.  Dividends on equity instruments measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment.  IFRS 9 removes financial liabilities from its scope.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard.  IFRS 9 is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard.  In particular, if an entity adopts the Standard for reporting periods beginning before January 1, 2012 it is not required to restate prior periods. IFRS 9 is expected to impact the classification and measurement of our financial assets, however we have not yet determined the extent of the impact.

●	Amendment to IAS 36, Impairment of Assets. In accordance with the amendment, for purposes of goodwill impairment testing the largest cash-generating unit to which goodwill should be allocated is the operating segment level as defined in IFRS 8 before applying the aggregation criteria in Paragraph 12 of IFRS 8. The amendment is to be applied prospectively for annual periods beginning on or after January 1, 2010. We are considering the implications of the standard and its impact, if any, on our company.

B.  Liquidity and Capital Resources

Our Company

Historically we financed the construction of our network and funded our operations principally from cash flows from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999.

In April 2005, we completed an offering of NIS 220 million ($58.3 million) of convertible debentures and warrants, in Israel, exclusively to Israeli residents.  The debentures are to be repaid during the period April 2008 through April 2015, and are traded on the TASE.  The interest rate of these debentures was 4%.  The debentures are convertible into ordinary shares at a conversion price of NIS 50 ($13.2).  As of December 31, 2009, NIS 104 million ($27.5 million) of the debentures had been converted into 2,597,599 ordinary shares.  Due to the significant increase in our share price from the beginning of 2010 until June 30, 2010, NIS 75.7 million ($20.0 million) of such convertible debentures were converted into 1,505,542 of our ordinary shares during such period.  On January 28, 2008, our Board of Directors authorized the repurchase of up to NIS 112 million ($29.7million) of the convertible debentures.  As of December 31, 2009, we had repurchased approximately NIS 11 million of our convertible debentures under the program at a total purchase price of approximately NIS 11.6 million (approximately $3.07 million), or an average price of NIS 1.05 per bond.  As of June 30, 2010, NIS 3.4 million (approximately $0.9 million) of such convertible debentures were outstanding.  The warrants to purchase up to 2.5 million of our ordinary shares were exercised in full prior to October 15, 2007, their expiration date.  Our proceeds from the exercise of such warrants totaled NIS 104 million ($27.5 million).  The proceeds were used for general corporate purposes including working capital.

In September 2007, we completed an offering of Series B debentures that was made exclusively to Israeli residents.  We raised a total of NIS 423.0 million ($112 million).  The interest rate for the debentures, which are traded on the TASE, is 5%.  In June 2010, Midroog Ltd., an Israeli financial rating company which is affiliated with Moody’s, issued the A3 rating to our Series B debentures.  In November 2008, our Board of Directors authorized the repurchase of up to NIS 100 million (approximately $26.5 million) of our Series B debentures.  The purchases were made from time to time by us or one of our wholly-owned subsidiaries in the open market on the TASE.  We repurchased NIS 5,714,370 of the Series B Debentures under the program at a total purchase price of approximately NIS 4.4 million (approximately $1.2 million), or an average price of NIS 0.763 per bond.

On December 9, 2009, we completed a private placement of NIS 300 million ($79.5 million) of Series B debentures that was made exclusively to institutional investors in Israel.  On December 24, 2009, we completed an additional private placement of NIS 100 million ($26.5) of Series B debentures that was made exclusively to institutional investors in Israel.  Both of the December 2009 private placements were carried out as an increase to the Series B debentures that we issued in September 2007 and the terms of the additional Series B debentures issued in December 2009 are identical to those of the Series B debentures issued in September 2007.

On November 29, 2007 and July 7, 2008, our Board of Directors authorized the repurchase of up to an aggregate of NIS 140 million ($37.1 million) of our ordinary shares under two repurchase programs.  As of December 31, 2009, we had repurchased 5,481,859 ordinary shares under the two programs at a total purchase price of NIS 140 million ($37.1 million), or an average price of NIS 25.3 (approximately $6.7) per share, and the two programs were completed.  In March 2010, our Board of Directors authorized a third repurchase program, for the repurchase of up to an additional NIS 30 million (approximately $7.9 million) of our ordinary shares in the open market from time to time at prevailing market prices.  On June 22, 2010, our Board of Directors authorized an increase in the third repurchase program by an additional NIS14 million ($3.7 million) of our ordinary shares, following which we may repurchase up to NIS 44 million (approximately $11.7 million) of our ordinary shares under the third program.  As of June 30 2010, we had repurchased 330,756 ordinary shares under the third program at a total purchase price of approximately NIS 30 million ($7.9million), or an average price of NIS 90.7 ($24.0) per share.

As of December 31, 2008 and 2009, we had cash and cash equivalents as well as marketable securities of  NIS 580.8 million and NIS 1.5 billion ($384 million), respectively, and we had working capital of NIS 123.3 million at December 31, 2008 and NIS 1.83 billion ($485 million) at December 31, 2009.

As of December 31, 2009, we had borrowings of NIS 463 million ($122.6 million) under our lines of credit with five banking institutions in Israel, and the unutilized portion of our lines of credit was NIS 27 million ($7.2 million).  The lines of credit provide for interest at annual rates ranging from 2.15% to 3.4% and an average rate of 2.5%.  In connection with such credit lines, we agreed not to pledge any of our assets to any person.  In addition, pursuant to the terms of these credit lines, we are required to maintain our ownership position in our subsidiary B Communications above 51%.  These credit lines do not have a specified maturity date and they may be called by each bank at any time.

The following table summarizes our bank debt (not including the debt of B Communications) as of December 31, 2008 and 2009:

	At December 31,
	2008	2009
	(NIS in thousands)

Short-term:
Credit	34,852	1,540
Short-term bank loans	7,886	461,295
Current maturities of long-term loans	8,441	–
Total short-term debt	51,179	462,835
Long-term:
Long-term loans maturities	617	–
Total long-term debt	617	–
Total bank debt	51,796	462,835

We made capital expenditures for property equipment , intangible assets and deferred expenses of NIS 93.9 million in the year ended December 31, 2008 and NIS 158.6 ($42.0) in the year ended December 31, 2009.

B Communications

During the period March to May 2007, B Communications issued a total of approximately NIS 425.0 million ($112.6 million) of non-convertible Series A debentures exclusively to institutional investors in Israel at par value.  In November 2008, the Board of Directors of B Communications authorized the repurchase of up to NIS 100 million (approximately $26.5 million) of the Series A debentures.  The purchases may be made from time to time by B Communications or one of its wholly-owned subsidiaries in the open market on the TASE.  The timing and amount of any purchases are determined by B Communications management based on its evaluation of market conditions and other factors.  As of December 31, 2009, B Communications had repurchased NIS 16 million of the Series A debentures under the program at a total purchase price of approximately NIS15.9 million (approximately $4.2 million), or an average price of NIS 98.5 ($26.1) per bond.  As of December 31, 2009, NIS 408,848,857 of Series A debentures was outstanding.

On March 31, 2007, in connection with B Communications’ acquisition of 012 Golden Lines, we provided B Communications with a long-term loan of NIS 100.6 million ($26.6 million), bearing the prime interest rate published from time to time by the Bank of Israel.  As of December 31, 2009, B Communications had an outstanding balance payable to us of NIS 326 million ($86.4 million).  On March 24, 2010, NIS 302 million ($80 million) of the loan was repaid as part of the proceeds from our participation in B Communications’ March 2010 private placement, discussed below.  On May 12, 2010, B Communications repaid the remaining outstanding balance of NIS 31.5 million ($6.4 million).

In November 2009, we provided B Communications a NIS 217.5 million ($57.5 million) loan, bearing interest equal to the yield on Israel Government bonds with an average maturity that is closest to the maturity date of the loan, as such yield is reflected in the average closing price of Israel Government bonds for the seven trade days preceding the grant of the loan.  On March 24, 2010, the loan was fully repaid as part of the proceeds from our participation in B Communications’ March 2010 private placement, discussed below.

On March 24, 2010, B Communications completed a private placement of 3,478,000 of its ordinary shares to Israeli institutional investors and us.  The offering price of NIS 116 (approximately $3.07) per ordinary share was determined by means of a tender by third party, institutional investors.  Based on our irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, we purchased 2,599,310 ordinary shares of B Communications, which represent approximately 75% of the shares sold in the private placement.  The private placement proceeds from us were paid by way of B Communications’ partial repayment of the loan we provided to it in March 2007 and its full repayment of the loan we provided to it in October 2009, as described above.

Bezeq Transaction

On October 25, 2009, B Communications entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications).

As part of its acquisition of the controlling interest in Bezeq, on November 16, 2009, B Communications entered into an agreement to sell its legacy Communications Business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal (NASDAQ: AMPL) for NIS 1.2 billion (approximately $318 million).  The sale of B Communications’ legacy Communications Business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.72 billion) and became the controlling shareholder of Bezeq.  The acquisition was funded with loans (described below) and the proceeds that B Communications received from the sale of its legacy Communications Business.

Financing for the Acquisition of the Bezeq Shares

B Communications obtained the following loans to facilitate the funding of its acquisition of the controlling interest in Bezeq:

•
On the closing date of the acquisition by B Communications of the Bezeq interest, B Communications’ indirect fully owned-subsidiary SP2, which holds the Bezeq interest, received a bank loan from certain banking and financial institutions led by Bank Hapoalim Ltd., or Bank Hapoalim, in a total principal amount of NIS 4.6 billion (approximately $1.24 billion).  The loan is divided into four tranches, as follows:

(i)
Credit A - a “bullet” floating rate loan, in the amount of NIS 700 million (approximately $185.4 million); with principal and interest that was payable on November 30, 2010.  Credit A is indexed to Bank Hapoalim’s prime interest rate, plus a margin of 2%.  Bank Hapoalim Prime on the date of the closing was equal to 1.62%.  B Communications repaid this loan in full following its receipt of the dividend from Bezeq on May 3, 2010.

(ii)
Credit B –This tranche is divided into two parts.  The first part, in the amount of NIS 1.1 billion (approximately $0.3 billion), is a floating loan indexed to the Bank Hapoalim prime interest rate; and the second part, in the amount of NIS 900 million (approximately $238.4 million), is a fixed rate loan, linked to the Israeli consumer price index.  Both parts of Credit B are payable in 13 equal semi-annual installments of both principal and interest, with the first payments due on November 30, 2010.  The interest rate on the first part of Credit B is 4.58% and the interest rate on the second part of Credit B is 4.35%.

(iii)
Credit C – a “bullet” loan, in the principal amount of NIS 700 million (approximately $185.4 million), is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at an interest rate of 4.73% .  The principal of Credit C will be paid in one payment on November 30, 2016; and the interest will be paid in 13 semi-annual installments, the first of which is due on November 30, 2010.

(iv)
Credit D - two “bullet” loans, the principal of which will be paid in one payment on May 30, 2017 and the interest will be paid in 13 semi-annual installments, the first of which is due on November 30, 2010.  The first loan of Credit D is in the principal amount of NIS 800 million (approximately $212 million) and is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at a rate of 4.75%.  The second loan is in the principal amount of NIS 400 million (approximately $106 million) and is a fixed rate loan, linked to the Israeli consumer price index, at a rate of 5.4%.

In addition, SP2 will pay the lenders certain fees, expenses and cost increases.  SP2 also issued phantom stock options to the banks, under which they received option units, which reflect, in the aggregate, 2% of Bezeq’s share equity (subject to adjustments in certain cases).  The “base price” of each unit is NIS 8.62.  However, the total amount that SP2 will pay the banks in the aggregate is limited to NIS 125 million (NIS 2.3367 per option unit).  The option units are exercisable by the lenders until May 30, 2017, but are due for payment in certain installments.  The payments under the option agreements will be made from dividends that SP2 will receive from Bezeq, which in accordance with the loan agreement SP2 may not withdraw such amounts from its account.  If no amounts are available for this purpose, the payments will be delayed until equitable sums are available, but not later then May 30, 2017.

SP2’s undertakings and limitations under the loan agreement include, among other things: (a) the obligation to provide the lenders with certain financial information; (b) limitations as to the use of amounts which will be received from Bezeq and the ability to withdraw and distribute them to SP2’s shareholders; and (c) an undertaking to object to certain changes in Bezeq’s incorporation documents if the lenders find such changes would prejudice their rights.  In certain situations, payments from Bezeq must be used for early repayment of the loan or may not be withdrawn by SP2 to its parent company.

Upon the occurrence of certain events of default, but subject to certain conditions, the lenders are entitled to call the loans for immediate repayment, subject to certain procedures and remedy periods set forth in agreement, including upon the following events:

o
The failure of: (i) Bezeq to maintain minimum shareholders equity and minimum ratio of shareholder equity; (ii) Bezeq to exceed certain thresholds relating to the ratio of financial debt to EBITDA; and (iii) B Communications’ wholly-owned subsidiary that directly holds the Bezeq interest to maintain a minimum ratio of debt to EBITDA and a debt service coverage ratio.

o
Material breach of an undertaking or representation; certain restructuring, insolvency or debt restructuring events of SP2 or Bezeq; any material change in the nature of Bezeq’s activities; certain changes in control of SP2 or dilution of SP2’s holdings in Bezeq or if SP2 ceases to control Bezeq; if Bezeq’s general license is adversely modified; if any of the permits or approvals issued in connection with B Communications’ acquisition of controlling interest in Bezeq ceases to be in force or was amended; and if Bezeq or certain subsidiaries of Bezeq fail to make certain payments when due.

The Bezeq shares that were purchased by SP2 on the closing date, and all of SP2’s other rights and assets (except additional shares of Bezeq that it may acquire in the future) have been pledged to the lenders as security of SP2’s obligations under the loan agreement.  In addition, B Communications’ wholly-owned subsidiary SP1, the direct parent company of SP2, has pledged to the lenders the entire equity it holds in SP2 and the debt owed to it by SP2 (other than the amounts that SP2 will pay SP1 according to the terms and the conditions of the loan agreement).

•
On February 19, 2010, B Communications’ wholly-owned subsidiary SP1 entered into a loan agreement with certain entities from the Migdal Insurance and Financial Holdings Ltd. or Migdal, group.  According to the Migdal loan agreement, on the closing date of B Communications’ acquisition of our Bezeq interest, SP1 was provided a loan of NIS 500 million.  The loan will bear annual interest at a rate of 6.81%, linked to the Israeli consumer price index.  In addition, a special interest payment is payable on the date of the final repayment of the loan in order to ensure a certain internal rate of return, or IRR, of the loan principal (without linkage to the Israeli consumer price index), which will be calculated according to a formula that takes into account amounts that SP1 may pay due to early repayment at Migdal’s demand and amounts with respect to which Migdal may waive its right to demand early repayment.  However, in any event the abovementioned IRR will not exceed the IRR which derives from a fixed interest of 6.95%.

The interest is payable semi-annually, and the principal is payable in one payment, on the earlier of: (i) March 31, 2017; (ii) 60 days prior to the agreed repayment date of the entire amount of Credit D under the SP2 loan described above.

The Migdal loan is secured by a first ranking pledge on SP1’s rights in the bank account into which all payments from SP2 are made, except for certain defined expenses, referred to as the Pledged Bank Account.  SP1 undertook to maintain in the Pledged Bank Account minimum funds of NIS 22.5 million (linked to the Israeli consumer price index).  The Migdal facility agreement includes limitations on distributions and payments from the Pledged Bank Account (including conditions as to total debt to EBITDA ratios that relate to SP1).

The Migdal loan agreement contains certain undertakings and covenants, including, among others, (i) certain undertakings for SP1 and its direct and indirect controlling shareholders to maintain (indirect) control in Bezeq, (ii) limitations on amendments to the SP2 loan described above; and (iii) an undertaking to comply with the terms of the regulatory approvals granted with respect to purchase of control in Bezeq.

Bezeq’s Dividend Policy

On August 4, 2009, Bezeq’s board of directors adopted a dividend distribution policy according to which Bezeq will distribute to its shareholders, semiannually, a dividend at a rate of 100% of its semiannual profit (after tax) semiannual net income after minority share, in accordance with Bezeq’s consolidated financial statements.  The implementation of the dividend policy is subject to the provisions of applicable law, including the dividend distribution tests set forth in the Israeli Companies Law, as well as the estimate of Bezeq’s board of directors regarding Bezeq’s ability to meet its existing and anticipated liabilities from time to time, while taking into consideration Bezeq’s anticipated cash flow, operations and liabilities, cash reserves, its plans and its condition from time to time.  Each dividend distribution is subject to the approval of Bezeq’s shareholders, pursuant to Bezeq’s articles of association.  On April 8, 2010, Bezeq’s shareholders approved the distribution of a dividend of NIS 0.9170679 (approximately $0.25) per share (a total of approximately NIS 2.453 billion or $656 million) to Bezeq shareholders of record on April 15, 2010, which was paid on May 3, 2010.  B Communications received NIS 750 million (approximately $199 million) in connection with such dividend distribution.

We expect that the dividends that we will receive from our controlling interest in Bezeq, along with our existing cash and cash equivalents and marketable securities, will be sufficient to fund our operations for at least the next 12 months.  We believe that Bezeq and its subsidiaries will be able to funds their operations in the next 12 months with the cash flows from their operating activities.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2008	2009
	(NIS in thousands)

Net income	(3,812)	100,010
Other adjustments for non-cash items	253,716	151,857
Net changes in assets and liabilities	(42,068)	(14,584)
Net cash provided by operating activities	207,836	237,283
Net cash (used in) provided by investing activities	(482,076)	407,666
Net cash (used in) provided by financing activities	(221,561)	613,866
Effect of exchange rate changes	(20,035)	5,789
Net increase (decrease) in cash and cash equivalents	(515,836)	1,264,604

Net cash provided by operating activities was NIS 207.8 million and NIS 237.2 million ($62.8 million) for the years ended December 31, 2008 and 2009, respectively.  The increase in net cash provided by operating activities in 2009 compared to 2008 was primarily due to the increase in our net income in the 2009 period.

Net cash provided by investing activities was NIS 407.7 million ($108.0 million) for the year ended December 31, 2009 compared to net cash used in investing activities of NIS 482.1 ($127.7 million) for the year ended December 31, 2008.  In 2008, most of the cash used in investing activities was due to our investments in marketable securities.  Cash provided by investing activities in the year ended December 31, 2009 was due to the profit from the sale of marketable securities in 2009.

Net cash used in financing activities was NIS 221.6 million for the year ended December 31, 2008 compared to net cash provided by financing activities of NIS 613.9 million ($162.6 million) for the year ended December 31, 2009.  Cash used in financing activities in 2008 included changes in short-term bank debt, payment of loans, repurchase of outstanding debentures and share buy back activities.  In 2008, most of the cash used in financing activities was for the repurchase of NIS 31.4 million of our debentures and NIS 100.1 million was used in our share buy back activities.  Cash provided by financing activities in 2009 was from a private placement of NIS 399 million ($105.6 million) of our Series B debentures in December 2009, which was offset in part by our payment of principal and interest on our debentures in the aggregate amount of NIS 69.1 million ($18.3 million) and NIS 33.3 million ($8.8 million) used in our share buy back activities.

C.  Research and Development, Patents and Licenses

We have not sponsored any material research and development during the last three fiscal years.

D.  Trend Information

We experienced growth in our legacy Communications Business during the two fiscal years prior to its sale effective as of January 1, 2010.  Our revenues from our legacy Communications Business increased from approximately NIS 1.1 billion for the year ended December 31, 2008 to approximately NIS 1.175 billion ($311 million) for the year ended December 31, 2009.  The increase was primarily due to the growth in the broadband segment of our legacy Communications Business, including our local telephony services.

Bezeq experienced growth in its revenues in the last two fiscal years.  Bezeq’s revenues increased from approximately NIS 11.1 billion for the year ended December 31, 2008 to approximately NIS 11.5 billion for the year ended December 31, 2009, primarily due to an increase in revenues from its cellular segment.   Financial information regarding Bezeq’s operations during the last three fiscal years is set forth below.  Bezeq’s financial statements are prepared in accordance with IFRS.

Financial Information Regarding Bezeq’s Operations

Year ended December 31, 2009

	Domestic fixed-line communications	Cellular	International communications, internet services and NEP	Multi-channel television	Other	Adjustments to consolidated *	Consolidated
	(NIS in millions)

Total revenue:
From externals	5,039	5,130	1,273	1,529	54	(1,529)	11,496
From other areas of operations in the Bezeq group	264	246	45	1	20	(553)	23
Total	5,303	5,376	1,318	1,530	74	(2,082)	11,519
Total attributed costs
Variable costs attributed to the area of operation	1,774	2,153	635	498	47
Fixed costs attributed to the area of operation*	2,006	2,033	422	784	23
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Costs not constituting revenue from another area of operation	3,543	4,003	934	1,259	66	(1,259)	8,546
Costs constituting revenue from other areas of operation	237	183	123	23	4	(569)	1
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Profit from regular operation attributed to the Company’s owners	1,523	1,190	261	123	5	(130)	2,972
Profit from regular operation attributed to non-controlling rights	–	–	–	125	(1)	(125)	(1)
Total assets attributed to the area of operations as at December 31, 2009	6,368	4,990	1,106	1,206	85	186	13,941
Total liabilities attributed to the area of operation as at December 31, 2009	6,390	2,440	404	4,315	22	(6,168)	7,403

*
The companies in the Bezeq group that are service providing companies, (as distinct from manufacturing companies) do not manage a dedicating costing system distinguishing between fixed and variable costs. The above distribution was made for the purposes of this report only. Variable costs are costs which the company’s  management and control over them are flexible in the short term and their effect on the output is direct, unlike fixed costs that are not flexible in the short term and do not directly affect output.

Year ended December 31, 2008***

	Domestic fixed-line communications	Cellular	International communications, internet services and NEP	Multi-channel television	Other	Adjustments to consolidated *	Consolidated
	(NIS in millions)

Total revenue:
From externals	5,179	4,448	1,243	1,506	31	(1,506)	10,901
From other areas of operations in the Bezeq group	319	265	63	7	44	(584)	114
Total	5,498	4,713	1,306	1,513	75	(2,090)	11,015
Total attributed costs
Variable costs attributed to the area of operation	1,785	1,849	622	555	53
Fixed costs attributed to the area of operation*	2,238	1,931	442	781	22
Total costs	4,023	3,780	1,064	1,336	75	(1,903)	8,375
Costs not constituting revenue from another area of operation	3,743	3,614	928	1,222	73	(1,212)	8,368
Costs constituting revenue from other areas of operation	280	166	136	114	2	(691)	7
Total	4,023	3,780	1,064	1,336	75	(1,903)	8,375
Profit from regular operation attributed to the Company’s owners	1,475	933	242	88	(1)	(97)	2,640
Profit from regular operation attributed to non-controlling rights	–	–	–	89	1	(89)	1
Total assets attributed to the area of operation as at December 31, 2008	6,281	4,644	994	1,132	100	1,163	14,314
Total liabilities attributed to the area of operation as at December 31, 2008	6,037	2,552	284	4,024	29	(2,856)	10,070

*	The companies in the Bezeq group that are service providing companies, (as distinct from manufacturing companies) do not manage a dedicating costing system distinguishing between fixed and variable costs. The above distribution was made for the purposes of this report only. Variable costs are costs which the company’s management and control over them are flexible in the short term and their effect on the output is direct, unlike fixed costs that are not flexible in the short term and do not directly affect output.

**	Details of the nature of the adjustments to the consolidated – transactions between areas of activity

***	Reclassified

Year ended December 31, 2007***

	Domestic fixed-line communications	Cellular	International communications, internet services and NEP	Multi-channel television	Other	Adjustments to consolidated *	Consolidated
	(NIS in millions)

Total revenue:
From externals	5,373	4,380	1,226	1,403	18	(1,403)	10,997
From other areas of operations in the Bezeq group	340	304	78	12	46	(641)	139
Total	5,713	4,684	1,304	1,415	64	(2,044)	11,136
Total attributed costs
Variable costs attributed to the area of operation	2,352	2,038	679	530	47
Fixed costs attributed to the area of operation*	2,042	1,841	421	829	17
Total costs	4,394	3,879	1,100	1,359	64	(1,981)	8,815
Costs not constituting revenue from another area of operation	4,062	3,711	960	1,220	63	(1,220)	8,796
Costs constituting revenue from other areas of operation	332	168	140	139	1	(761)	19
Total	4,394	3,879	1,100	1,359	64	(1,981)	8,815
Profit from regular operation attributed to the Company’s owners	1,319	805	204	27	1	(35)	2,321
Profit from regular operation attributed to non-controlling rights	–	–	–	29	(1)	(29)	(1)

*
The companies in the Bezeq group that are service providing companies, (as distinct from manufacturing companies) do not manage a dedicating costing system distinguishing between fixed and variable costs. The above distribution was made for the purposes of this report only. Variable costs are costs which the company’s  management and control over them are flexible in the short term and their effect on the output is direct, unlike fixed costs that are not flexible in the short term and do not directly affect output.

**	Details of the nature of the adjustments to the consolidated – transactions between areas of activity

***	Reclassified

Principal results and operational data

A.   Bezeq Fixed-Line (Bezeq’s activity as domestic operator)

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008		Q3 2008		Q2 2008		Q1 2008
	(NIS in millions)

Revenue	5,303	5,498	1,316	1,343	1,318	1,326	1,348		1,388		1,354		1,408
Operating profit	1,523	1,475	161	491	434	437	232	**	428	**	442	**	373	**
Depreciation and amortization	794	852	194	184	205	211	209		214		211		218
EBITDA	2,317	2,327	355	675	639	648	441	**	642	**	653	**	591	**
Investment in property, plant & equipment and intangible assets	853	616	220	204	191	238	170		156		132		158
Proceeds from sale of property, plant & equipment	86	144	9	19	8	50	47		12		25		60
Number of active subscriber lines at end of period (in thousands)	2,489	2,615	2,489	2,518	2,547	2,579	2,615		2,645		2,681		2,711
Average monthly revenue per line (NIS)*	82	83	82	83	81	81	82		85		82		84
No. of outgoing minutes (in millions)	12,196	13,439	2,964	3,096	3,014	3,123	3,154		3,428		3,346		3,511
No. of incoming minutes (in millions)	6,718	6,691	1,674	1,737	1,664	1,654	1,648		1,719		1,651		1,673
No. of ADSL subscribers at end of period (in thousands)	1,035	1,005	1,035	1,026	1,016	1,011	1,005		994		982		970
Average monthly revenue per ADSL user (NIS)	70	67	72	72	69	68	67		68		66		68

*	Not including revenue from data transmission and communication services, internet services, services to communication operators, contract work and other revenue.

**
Reclassification of the sum of approximately NIS 26 million, spread over the four quarters of 2008, for financing costs for provisions for termination of labor relations under early retirement, presented in the past under the item of operating expenses (income) net.

B.  Pelephone

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
	(NIS millions except where stated otherwise)

Revenue	5,376	4,713	1,393	1,372	1,346	1,265	1,138	1,214	1,188	1,173
Operating profit	1,190	933	251	316	321	302	159	293	266	215
Depreciation and amortization	603	523	158	155	151	139	135	129	130	129
EBITDA	1,794	1,456	410	471	472	441	294	422	396	344
Net profit	875	682	181	231	233	230	128	211	180	163
Cash flow from current operations	1,115	1,277	55	395	290	375	298	379	344	256
Investment in property, plant & equipment and intangible assets	559	798	101	146	163	149	163	350	182	103
Proceeds from sale of property, plant & equipment	4	3	–	–	4	–	1	–	1	1
No. of subscribers at end of period (in thousands)	2,766	2,649	2,766	2,721	2,694	2,669	2,649	2,698	2,636	2,595
Average monthly minutes of use (MOU) per subscriber*	333	352	339	339	329	323	335	359	358	355
Average monthly revenue per ADSL subscriber (NIS)*	132	126	132	136	131	128	122	129	128	126
No. of subscribers at end of period (in thousands)	1,531	1,151	1,531	1,407	1,307	1,217	1,151	1,068	977	867
Revenue from value added services and content, of revenues from cellular services (%)	19.6%	16.3%	20.8%	20.0%	19.1%	18.5%	18.4%	16.2%	15.5%	15.0%

*
On December 31, 2008, Pelephone Ltd adopted a more stringent subscriber counting policy whereby customers who only receive SMS messages would not be counted as subscribers. The policy change led to the deletion of approximately 92,000 subscribers. The drop in MOU in 2009 stems from the transition to billing by segments of one second, as of January 1, 2009, which led to a drop in the number of minutes billed.

C. Bezeq International

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
	(NIS millions except where stated otherwise)

Revenue	1,318	1,306	334	332	327	324	337	329	326	314
Operating profit	261	242	67	66	68	60	65	59	63	55
Depreciation and amortization	84	80	23	21	21	20	20	20	20	20
EBITDA	345	322	89	88	88	80	85	79	83	75
Net profit	200	178	49	51	56	44	46	44	47	42
Cash flow from operating activities	320	163	72	82	83	84	73	32	51	8
Investment in property, plant & equipment and intangible assets*	120	119	39	33	26	21	27	33	31	28
Proceeds from sale of property, plant & equipment	–	1	–	–	–	–	1	–	–	–

*	This item also includes long-term investments in assets.

D.   DBS

	2009	2008	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
	(NIS millions except where stated otherwise)

Revenue	1,530	1,513	390	380	376	384	376	375	380	381
Operating profit	248	177	63	61	59	66	55	52	43	27
Depreciation and amortization	234	250	63	59	56	57	66	59	61	65
EBITDA	482	427	126	120	115	122	121	111	103	92
Net profit (loss)	(222)	(265)	(38)	(88)	(95)	(1)	(17)	(82)	(99)	(66)
Cash flow from operating activities	410	347	91	135	93	91	134	97	32	84
Investment in property, plant & equipment and intangible assets *	262	238	53	87	60	61	63	56	40	79
Proceeds from sale of property, plant & equipment	1	–	1	–	–	–	–	–	–	–
No. of ADSL subscribers at end of period (in thousands)	571	560	571	567	562	560	560	556	551	549
Average monthly revenue per subscriber (NIS)	226	228	229	224	224	228	225	226	230	231

*	This item also includes investments in the cost of acquiring subscribers.

E.  Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.  Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2009 and the effect we expect them to have on our liquidity and cash flow in future periods:

	Payments due by Period
Contractual Obligations	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years
	(NIS in thousands)
Long-term debt obligations including interest	1,577,768	279,000	526,796	485,190	286,781
Operating lease obligations	1,872	1,025	847
Total	1,579,640	280,025	527,644	485,190	286,781

As a result of B Communications’ sale of its legacy Communications Business effective as of January 1, 2010, B Communications assigned substantially all of its operating obligations to Ampal, while maintaining its long-term financial arrangements.  In addition, to facilitate the funding of its acquisition of the controlling interest in Bezeq, B Communications incurred additional short-term and long-term debt.  See Item 5B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME	AGE	POSITION

Shaul Elovitch (1)	62	Chairman of the Board of Directors
Eli Holtzman	62	Director, Chief Executive Officer, Chief Executive Officer of B Communications and Chief Executive Officer of GoldMind
Doron Turgeman(3)(4)	42	Deputy Chief Executive Officer, Chief Financial Officer, Chief Financial Officer of B Communications and Deputy Chief Executive Officer and Chief Financial Officer of GoldMind
Felix Cohen	56	Director
Yossef Elovitch	59	Director
Ronit Gotliv (2)(3)(4)	57	Outside Director
Orly Guy (2)(3)(4)	50	Outside Director
Amikam Shorer	43	Director
Anat Winner (1)(2)(3)(4)	51	Director

(1) Director of B Communications
(2) Member of our Audit Committee
(3) Member of our Investment Committee
(4) Member of our Disclosure Committee

Mr. Shaul Elovitch will serve as a Class A director until our 2012 annual general meeting of shareholders.  Messrs. Eli Holtzman and Yossef Elovitch will serve as Class B directors until our 2010 annual general meeting of shareholders.  Ms. Anat Winner will serve as a Class C director until our 2011 annual general meeting of shareholders.  On February 4, 2010, our Board of Directors elected Mr. Felix Cohen and Mr. Amikam Shorer to serve as Class A directors until our next annual meeting of shareholders to be held in 2011.  Ms. Orly Guy and Ms. Ronit Gotliv will each serve as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until July 2011 (see Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors - Outside Directors”).

Mr. Shaul Elovitch and Mr. Yossef Elovitch are brothers.  There are no other family relationships among our directors or executive officers.

Following the sale by B Communications of its legacy Communications Business, Mr. Eli Holtzman (our Chief Executive Officer) was appointed as B Communications’ Chief Executive Officer and Mr. Doron Turgeman (our Deputy Chief Executive Officer and Chief Financial Officer) was appointed as B Communications’ Chief Financial Officer.  At such time, Stella Handler, B Communications’ former Chief Executive Officer, and Doron Ilan, B Communications’ former Chief Financial Officer, resigned from such positions and were hired by Ampal as part of its acquisition of our legacy Communications Business.

Shaul Elovitch has served as the chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups.  Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985.  Mr. Elovitch also serves as a director of Bezeq and various Companies of the Bezeq Group. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E.G.R.E. Ltd and other various companies within the Eurocom Group.  Mr. Elovitch has served as chairman of the board of directors of our subsidiaries B Communications and GoldMind since 2000.  Mr. Elovitch is the brother of Mr. Yossef Elovitch.

Eli Holtzman co-founded our company and has been our chief executive officer since 1992 and a director since July 1999.  Mr. Holtzman has served as the chief executive officer of B Communications since February 2010, and previously served as the vice chairman of its board of directors from April 2000 until February 2010 and as its chief executive officer from March 2000 until January 2007.  Mr. Holtzman has served as a director and the chief executive officer of GoldMind since its inception in March 2000.  Mr. Holtzman also serves as a director for various other companies of the Internet Gold group, and serves as a director of Bezeq and various other companies within the Bezeq group.  Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University.

Doron Turgeman has served as our deputy chief executive officer since October 2004 and as our chief financial officer since May 2001.  Mr. Turgeman has served as the chief financial officer of B Communications since February 2010 and has served as deputy chief executive officer and chief financial officer of GoldMind since October 2004.  Mr. Turgeman also provides financial services to Eurocom Digital.  Previously, Mr. Turgeman served as B Communications’ chief financial officer and vice president of finance from May 2001 until January 2007 and served as a member of its board of directors from January 2008 to February 2010.  Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant (Israel).

Felix Cohen was elected to serve as a director by our Board of Directors in February 2010.  Mr. Cohen has served as the Chief Financial Officer of the Eurocom Group since 1988, and also serves as a director and/or officer of various other companies within the Eurocom Group, including, E.G.R.E Ltd., Sahar Investments Ltd and D.M Engineering (3000) Ltd. Mr. Cohen also serves as a director of Bezeq and various companies within the Bezeq group

Yossef Elovitch has served as a director since 1993.  Mr. Elovitch has served as director of Eurocom Communications since 1985.  Mr. Elovitch serves as a director of various other companies in the Eurocom group.  Mr. Elovitch is the brother of Mr. Shaul Elovitch.

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

Amikam Shorer was elected to serve as a director by our Board of Directors in February 2010.  Mr. Shorer has served as an Executive Vice President of the Eurocom Group since 2005 and also serves as a director and/or officer of various other companies within the Eurocom Group, including Satcom Systems Ltd (as chairman of the board of directors), Gaya Com Ltd, Gilat Satcom Ltd., Space Communication Ltd., Satcom Systems Ltd., IP Planet Network Ltd., Eurocom Capital Underwriting Ltd. and E.G.R.E Ltd.  Mr. Shorer also serves as a director of Bezeq and various other companies within the Bezeq group, including DBS.  Mr. Shorer has served as the chief executive officer of Sahar Investments Ltd., also a member of the Eurocom Group, since 2008.  Mr. Shorer holds an LLB degree from Bar-Ilan University.

Anat Winner has served as a director since August 2001 and is a member of our audit committee.  Ms. Winner has served as a director of B Communications since October 2007 and is a member of its audit committee.  Ms. Winner has been self employed as a business advisor since July 2003 and serves as a director of Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and TASE.  From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.  From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS, an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

Set forth below are the name, age, principal position and a biographical description of each of the principal executives of Bezeq, B Communications’ principal subsidiary:

Name	Age	Position

Shlomo Rodav	61	Chairman of the Board of Directors of Bezeq
Abraham Gabbay	43	Chief Executive Officer of Bezeq

Shlomo Rodav has served as the chairman of the board of directors of Bezeq since September 2007 and serves as a director of various companies in the Bezeq group.  Between the years 1996 and 2007, Mr. Rodav served as the chairman of the board of directors of Kror Holdings Ltd. and Jafora-Tabori Ltd., both of which are privately held Israeli companies.  Between the years 2003 and 2005, Mr. Rodav served as the chairman of the board of directors and chief executive office of Gilat Satellite Networks Ltd., an Israeli company listed on NASDAQ (symbol: GILT).  Mr. Rodav holds a B.A. degree in economics from Tel Aviv University and an M.B.A. degree from Colombia University.

Abraham Gabbay has served as the chief executive officer of Bezeq since November 2007 and serves as a director in various companies of the Bezeq group.  Between the years 2003 and 2007, Mr. Gabby served as the chief executive officer of Bezeq International.  Mr. Gabbay holds a B.A. degree in economics and an M.B.A. degree, both from the Hebrew University of Jerusalem.

B.  Compensation

The aggregate amount of compensation paid during 2009 to all of our directors and executive officers as a group (9 persons) for services in all capacities was approximately $627,000. This amount includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.  Following the sale by B Communications of its legacy Communications Business to Ampal, effective as of January 1, 2010, no amounts were set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.

During the year ended December 31, 2009, we paid to each of our outside directors, as well as to Ms. Winner, an independent director, an annual fee of NIS 48,489 ($12,834) and a per meeting attendance fee of NIS 1,712 ($454).  Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law.  Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors.  All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors and audit committee attended.

We are exempt from the requirements of the NASDAQ Listing Rules with regard to the process for compensation of officers, since we are a controlled company, within the meaning of NASDAQ Listing Rule 5615(c)(1).  See below in this Item 16G. “Corporate Governance.”

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

Election of Directors

Our articles of association provide for a board of directors consisting of no less than six and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders.  Our board of directors is currently composed of eight directors.

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

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law.  Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise.”  Our Board of Directors has further determined that Mr. Shaul Elovitch, Ms. Orly Guy and Ms. Anat Winner have the requisite “accounting and financial expertise.”

As a controlled company within the meaning of the NASDAQ Listing Rules, we are exempt from the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.  See Item 16G. “Corporate Governance - NASDAQ Exemptions for a Controlled Company.”

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

Outside and Independent Directors

Outside Directors.  The Israeli Companies Law requires public companies incorporated under the laws of the State of Israel to appoint at least two outside directors.  No person may be appointed as an outside director if the person or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment to serve as an outside director any affiliation with the company, its controlling shareholder or any entity controlled by the Company or its controlling shareholder.  The term ‘‘relative’’ means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an “office holder,” as defined in the Israeli Companies Law.

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

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with ‘‘accounting and financial expertise’’ if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have ‘‘professional qualification.’’

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

A company may not engage an outside director as an office holder and may not employ or receive services from that person for consideration, either directly or indirectly, including through a corporation controlled by that person, for a period of two years from the termination of his or her service as an outside director.

Ms. Orly Guy and Ms. Ronit Gotliv each serve as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until July 2011.  Ms. Guy has “accounting and financial expertise,” and Ms. Gotliv has “professional qualification,” as such terms are defined under the Israeli Companies Law.

Independent Directors.  NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

As a controlled company within the meaning of NASDAQ Listing Rules, we are exempt from the NASDAQ Listing Rule that requires that a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Listing Rules.  See Item 16G. “Corporate Governance - NASDAQ Exemptions for a Controlled Company.”  If the “controlled company” exemption would cease to be available to us under NASDAQ Listing Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Pursuant to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.

Our board of directors has determined that each of Ms. Guy and Ms. Gotliv (both outside directors under Israeli law) and Ms. Anat Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ Listing Rules.

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

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

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

Investment Committee

Our board of directors has established an Investment Committee, which is responsible for the execution of our company’s investment policy, as determined by our board of directors from time to time.  Our Investment Committee currently consists of the three members of our Audit Committee and Mr. Doron Turgeman, our Deputy Chief Executive Officer and Chief Financial Officer.

Disclosure Committee

We have formed a Disclosure Committee to oversee our system of disclosure controls and procedures. Among other things, this committee evaluates the effectiveness of our disclosure controls and procedures and helps to assess the quality of the disclosures that we make in the periodic reports we file with the Securities and Exchange Commission.  Our Disclosure Committee currently consists of the three members of our Audit Committee and Mr. Doron Turgeman.

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

●	a breach of the office holders duty of care to the company or another person;

●
a breach of the office holders duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company’s interests; and

●	a financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

●	a financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitration award approved by a court;

●
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

●
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

●
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

●	retroactively indemnify an office holder of the company.

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

●
a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

●	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

●	any act or omission committed with intent to derive an unlawful personal gain; and

●	any fine or forfeiture imposed on the office holder.

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

We have a directors’ and officers’ liability insurance policy with liability coverage of up to $10 million per claim and in the aggregate.  In October 2003, we undertook to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5 million, to the extent that such persons liability is not covered under our directors’ and officer’ liability insurance coverage.  Our indemnification undertaking will automatically expire in the event we increase coverage under the directors’ and officers’ liability insurance policy to $10,000,000 or more.  In the event that coverage under the policy is increased, the indemnification amount will decrease by the same amount, until expiration.

D.  Employees

At December 31, 2009, we and our wholly-owned subsidiaries, other than B Communications, employed 70 full-time employees and 12 part time employees, all of which were based in Israel.  Of such 82 employees, 38 employees were employed in marketing and sales, 20 employees were employed in finance, operations, human resources and administration, 12 employees were employed in technical and portal maintenance, and 12 employees were employed in customer service.

In addition, at December 31, 2009, prior to the sale of our legacy Communications Business, our majority-owned subsidiary, B Communications, employed 500 full-time employees and 1,334 part-time employees, all of whom were based in Israel.  Of such 1,834 employees, 222 employees were employed in marketing and sales, 125 employees were employed in finance, operations, human resources and administration, 606 employees were employed in technical support and training, 765 employees were employed in customer service and 116 employees were employed in technical administration.

In connection with the sale of our legacy Communications Business, which was completed January 31, 2010, effective as of January 1, 2010, substantially all of B Communications’ executive officers and employees employed by it in upon the effective date of the sale were hired by Ampal. Effective as of the closing of the sale, Mr. Eli Holtzman (our Chief Executive Officer) was appointed as B Communications’ new Chief Executive Officer and Mr. Doron Turgeman (our Deputy Chief Executive Officer and Chief Financial Officer) was appointed as B Communications’ Chief Financial Officer.  Other than such officers, as of January 31, 2010, B Communications had two additional employees engaged in management, financial and administrative activities.

As of December 31, 2009, Bezeq employed a total of 16,159 persons, of which 7,364 persons were employed in domestic fixed-line communications, 4,192 persons were employed in cellular radio telephone services, 2,445 persons were employed in international communications, internet and NEP services and 2,158 persons were employed in multi-channel digital television broadcasts.

At December 31, 2008, we and our wholly-owned subsidiaries, other than B Communications,  employed 72 full-time employees and 16 part time employees, all of whom were based in Israel.  Of such 88 employees, 39 employees were employed in marketing and sales, 23 employees were employed in finance, operations, human resources and administration, 10 employees were employed in technical and portal maintenance, and 16 employees were employed in customer service.

In addition, at December 31, 2008, our majority-owned subsidiary, B Communications, employed 504 full-time employees and 1,211 part-time employees, all of whom were based in Israel.  Of such 1,715 employees, 219 employees were employed in marketing and sales, 120 employees were employed in finance, operations, human resources and administration, 576 employees were employed in technical support and training, 659 employees were employed in customer service and 141 employees were employed in technical administration.

At December 31, 2007, we and our wholly-owned subsidiaries, other than B Communications, employed 72 full-time employees and 24 part time employees, all of whom were based in Israel.  Of such 96 employees, 46 employees were employed in marketing and sales, 28 employees were employed in finance, operations, human resources and administration, 9 employees were employed in technical support and training, and 13 employees were employed in customer service.

In addition, at December 31, 2007, our majority -owned subsidiary B Communications employed 511 full-time employees and 1,200 part-time employees, all of whom were based in Israel.  Of such 1,711 employees, 217 employees were employed in marketing and sales, 119 employees were employed in finance, operations, human resources and administration, 565 employees were employed in technical support and training, 628 employees were employed in customer service and 182 employees were employed in technical administration.

In addition, at December 31, 2007, our then 50.1%-owned subsidiary MSN Israel Ltd. employed 63 full-time employees.  Of such employees, 41 employees were employed in marketing, sales and business development, eight employees were employed in finance, operations, human resources and administration and 14 employees were employed in the technical division.

Israeli labor laws and regulations are applicable to all of our employees. Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment by our company. For those of our employees who are entitled to a pension arrangement, we fund future severance pay obligations by contributing to managers’ insurance or other pension arrangements. A provision in our financial statements covers severance pay to those employees who are not entitled to managers’ insurance or other pension arrangements. Furthermore, we and our employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance.

We enter into personal employment agreements with our employees on either a monthly (in most cases, for full-time positions) or hourly basis.  Employment agreements with most of our employees are at will.  Substantially all of our employees have signed non-disclosure and non-competition agreements, although the enforceability of non-competition agreements is limited under Israeli law.   Our employees, other than the employees of Bezeq, are not represented by any labor union.  Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

Labor relations with Bezeq’s employees involved in fixed-line communications are regulated by the collective agreements among Bezeq, the workers representatives and the Israeli labor union that represents Bezeq’s employees (the Histadrut), as well as by personal contracts.  Additionally, expansion orders to certain general collective agreements apply Bezeq’s employees, such as cost-of-living increment agreements.  In connection with the sale by Ap.Sb.Ar. Holdings Ltd. of the controlling interest in Bezeq to us, the employees of Bezeq demanded additional compensation from Ap.Sb.Ar. Holdings Ltd. and us and a new collective bargaining agreement.  On March 25, 2010, Bezeq received a strike notice from the labor union that represents Bezeq’s employees.  On May 2, 2010, the labor union announced that it will begin to initiate limited work stoppages. Bezeq and its employees are currently in negotiations in an attempt to resolve the dispute.

E.  Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of June 30, 2010 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Shaul Elovitch (4)	13,568,874	70.81%
Eli Holtzman	172,118	*
Doron Turgeman	–	–
Felix Cohen	–	–
Yossef Elovitch (4)	–	–
Ronit Gotliv	–	–
Orly Guy	–	–
Amikam Shorer	–	–
Anat Winner	–	–
All directors and executive officers as a group (9 persons)	13,740,992	71.71%

*	Less than 1%

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

(2)	The percentages shown are based on 19,161,333 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of June 30, 2010.

(3)
Eurocom Communications, our controlling shareholder, holds 13,564,746, or approximately 70.79%, of our ordinary shares as of June 30, 2010.  Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications.  In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 4,128 ordinary shares held of record by Mrs. Elovitch.

Stock Option Plans

2005 Stock Option Plan

In 2005, we established the 2005 Israeli Share Option Plan, or the 2005 Plan, which complies with the amended Section 102 of the Israeli Income Tax Ordinance, and authorizes the grant of options to purchase up to 540,000 of our ordinary shares with an exercise price of $4.50 per share.  Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2005 Plan.  The 2005 Plan has a term of seven years and will terminate in July 2012.  The execution of the 2005 Plan is subject to final approval by our board of directors.  Our board of directors has not approved the final terms of the 2005 Plan and no grants have been made under the 2005 Plan.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth certain information as of June 30, 2010, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Shaul Elovitch (3)	13,568,874	70.81%
Clal Insurance Enterprises Holdings Ltd. (4)	1,009,153	5.26%

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

(2)	The percentages shown are based on 19,161,333 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of June 30, 2010.

(3)
Eurocom Communications, our controlling shareholder, holds 13,564,746, or approximately 70.79%, of our ordinary shares as of June 20, 2010.  Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications.  In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 4,128 ordinary shares held of record by Mrs. Elovitch.

(4)	Based solely upon, and qualified in its entirety with reference to, a notification dated March 28, 2010 provided to us.

Significant Changes in the Ownership of Major Shareholders

As a result of our repurchase of 5,862,615 of our ordinary shares in the open market during the period from December 13, 2007 to June 20, 2010 (see Item 16E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers”) and conversions of our convertible debentures during 2010, the percentage of our ordinary shares beneficially held by Mr. Shaul Elovitch increased from 58.01% as of December 13, 2007 to 70.81% as of June 30, 2010.

As a result of acquisitions of our shares by Eurocom Communications from third parties in private transactions, Mr. Elovitch’s beneficial ownership further increased to13,568,874or 70.81% of our ordinary shares as of June 30, 2010.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of June 28, 2010, there were 31 holders of record of our ordinary shares, of which 27 record holders holding approximately 33.07% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 33.12% of our outstanding ordinary shares as of such date).

B .  Related Party Transactions

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

Certain Related Party Transactions

As part of our legacy Communications Business, B Communications provided broadband and traditional voice services to related parties at market terms and prices.  During the years ended December 31, 2007, 2008 and 2009, our consolidated revenues from the Eurocom group were NIS 3.1 million, NIS 5.4 million and NIS 11.9 ($3.2 million), respectively.

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

Execution Services Agreement with Eurocom Capital Finance Ltd.

In November 2007, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides us with various financial services.  Under the agreement, Eurocom Capital handles the execution of investments in our capital, pursuant to direct instructions from our chief executive officer.  In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms.  Eurocom Capital has agreed to act to preserve our financial resources according to a policy that will be set by our management and approved by the board of directors.  We paid Eurocom Capital NIS 45,000 for the months of November and December 2007 and NIS 768,000 and NIS 711 ($188 million) for the years ended December 31, 2008 and 2009, respectively.

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

We paid to Eurocom Capital Underwriting Ltd. an aggregate amount of NIS 1.9 million in consideration for its services provided in connection with the debenture offerings of our company and of B Communications in 2007.  No amounts were paid under the agreement in 2008 and 2009.

Financial Services Arrangement with Eurocom Digital and B Communications

We have entered into an arrangement with Eurocom Digital, which is indirectly controlled by Eurocom Communications, and B Communications according to which Mr. Doron Turgeman, our chief financial officer and the chief financial officer of B Communications, will provide financial services to Eurocom Digital and B Communications.  In consideration for such services, Eurocom Digital will bear 50% of our employment costs for Mr. Turgeman and B Communications will bear25% of such employment costs.

Related Party Transactions of GoldMind

In 2008, our wholly-owned subsidiary GoldMind purchased NIS 95,000 of advertising time from Radius Broadcasting Ltd., at market terms and prices.  No purchases were made under the agreement in 2009.  Radius Broadcasting is a subsidiary of Media Holdings EU Ltd., which is85% indirectly held by Eurocom Communications (on a fully-diluted basis).  GoldMind also has a cooperation marketing agreement with Radius Broadcasting Ltd. regarding an Internet media project.  The amounts of such agreement are immaterial.

In 2008 and 2009, GoldMind paid Eurocom Digital, which is indirectly controlled by Eurocom Communications, our controlling shareholder, approximately NIS 1,925,000 and NIS 1,207,000 ($320,000) for the purchase of various products for sale on its eCommerce website P1000, as part of it core and current activities, at market terms and prices.

In 2008, GoldMind paid Trans-Global PTE Ltd. (formerly Eurocom Digital Systems Ltd.), which is indirectly controlled by Eurocom Communications, our controlling shareholder, approximately NIS 441,000 for the purchase of various products for sale on its eCommerce website P1000, as part of it core and current activities, at market terms and prices.

In 2008 and 2009, D.M. (3000) Engineering Ltd., which is controlled by the Eurocom group, paid GoldMind NIS 33,000 and NIS 107,000 ($28,344), respectively, for car leasing services and NIS 23,000 for purchased equipment in 2008.

Agreements with B Communications

Intercompany Loans

We historically financed the principal acquisitions and investments of B Communications through interest bearing intercompany loans.

On March 31, 2007, we provided B Communications with a long-term loan of NIS 100.6 million ($26.6 million), bearing the prime interest rate published from time to time by the Bank of Israel.  As of December 31, 2009, B Communications had an outstanding balance payable to us of NIS 326 million ($86.4 million).  On March 24, 2010, NIS 302 million ($80 million) of the loan was repaid as part of the proceeds from our participation in B Communications’ March 2010 private placement, discussed below.  On May 12, 2010, B Communications repaid the remaining outstanding balance of NIS 31.5 million ($6.4 million).

In November 2009, we provided B Communications a NIS 218 million ($57.5 million) loan, which bears interest equal to the yield on Israel Government bonds with an average maturity that is closest to the maturity date of the loan, as such yield is reflected in the average closing price of Israel Government bonds for the seven trade days preceding the grant of the loan.  On March 24, 2010, the loan was fully repaid as part of the proceeds from our participation in B Communications’ March 2010 private placement, discussed below.

Private Placement

On March 24, 2010, B Communications completed a private placement of 3,478,000 of its ordinary shares to Israeli institutional investors and us.  The offering price of NIS 116 (approximately $3.07) per ordinary share was determined by means of a tender by third party, institutional investors.  Based on our irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, we purchased 2,599,310 ordinary shares of B Communications, which represent approximately 75% of the shares sold in the private placement.  The private placement proceeds from us were paid by way of B Communications’ partial repayment of the loan we provided to it in March 20007 and its full repayment of the loan we provided to it in October 2009, as described above.

Intercompany Agreement

In February 2008, B Communications entered into an execution services agreement with Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides B Communications with various financial services.  Under the agreement, Eurocom Capital handles the execution of the financial investments of B Communications pursuant to direct instructions from our chief financial officer, which is based on a policy that was established by its management and approved by the Board of Directors of B Communications.  In consideration for these services, B Communications agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms.  B Communications paid Eurocom Capital an aggregate amount of NIS 261,000 and NIS 283,000 ($74,967) in fees for its services in 2008 and 2009, respectively.

Indemnification Agreement

On December 31, 2006, B Communications transferred certain media assets, including P1000.co.il, an Internet eCommerce website, to our wholly-owned subsidiary, GoldMind, as part of its internal restructuring for no consideration.  In connection with the transfer, B Communications agreed to hold GoldMind harmless for any liabilities relating to such assets which accrued prior to the transfer.  In September 2007, GoldMind was named as one of a number of defendants in a purported class action suit in Israel, which alleges that GoldMind, as the operator of the P1000.co.il eCommerce website and the owners of the other five leading eCommerce websites in Israel, fabricated online auction results. See Item 9.A. “Financial Information - Consolidated Statements and other Financial Information - Legal Proceedings.”  The total amount of the claim is unknown at this time.  We have agreed to hold B Communications harmless in the event the class action is permitted to move forward and any liability is imposed upon B Communications with respect to any other claims arising out of the transfer of the assets.

Registration Rights Agreement with B Communications

We and B Communications have entered into a registration rights agreement under which B Communications has granted us the right to register the ordinary shares of B Communications that we hold under the Securities Act of 1933, as amended.  Under the registration rights agreement, we have “demand” registration rights that allow us, at any time after one year following the initial public offering in the United States of B Communications, to request to register under the Securities Act of 1933, some or all of the ordinary shares of B Communications that we own.  We are entitled to an aggregate of five demand registrations.  B Communications is not required to effect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least $7.5 million.  B Communications is also not required to effect more than one demand registration during the first 12 months following its initial public offering in the United States or more than one demand registration during any 12-month period thereafter.  B Communications is not obligated to grant a request for a demand registration within 90 days of any other demand registration.  We also have “piggyback” registration rights that allow us to include the ordinary shares of B Communications that we own in any public offering of equity securities initiated by B Communications (other than public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms).  The “piggyback” registration rights are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.  B Communications has also granted us the right to request a shelf registration on Form F-3, provided that it shall be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis, but for no longer than one year without the consent of the audit committee of B Communications.

Under the registration rights agreement, B Communications has agreed to indemnify us against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which we sell ordinary shares, unless such liability arose in reliance upon and in strict conformity with information that we furnished in writing.  B Communications will pay all expenses incident to any demand registration, and we will pay our respective portions of all underwriting discounts, commissions and fees attributable to the sale of our ordinary shares it owns under the registration rights agreement.

For as long as we are required to consolidate B Communications’ results of operations and financial position or account for our investment in B Communications pursuant to the equity method of accounting, B Communications has agreed to maintain the same fiscal year end and accounting periods as us, and to the extent possible conform its financial presentation with ours.  B Communications has agreed to use its best efforts to enable its independent auditors to complete their audit of its financial statements in a timely manner so to permit timely filing of our financial statements.  It has also agreed to provide to us and our independent auditors all information required for us to meet our schedule for the filing and distribution of our financial statements and to make available to us and our independent auditors all documents necessary for the annual audit of B Communications as well as access to its responsible company personnel so that we and our independent auditors may conduct our audits relating to our financial statements.  B Communications has also agreed to adhere to certain specified accounting policies of ours and to notify and consult with us regarding any changes to its accounting principles and estimates used in the preparation of its financial statements, and any deficiencies in, or violations of law in connection with, its internal control over financial reporting.

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

We have entered into an arrangement with B Communications according to which due to the fact that Mr. Holtzman also serves also as the chief executive officer of B Communications, B Communications will bear 50% of our costs under the agreement we entered into with a company wholly-owned by Mr. Holtzman.

Agreements between the Eurocom Group and Bezeq Group

Following B Communications’ acquisition of the controlling interest in Bezeq on April 14, 2010, Bezeq’s Audit Committee and Board of Directors approved contractual arrangements between companies within the Bezeq group and Eurocom group, including any companies within the Eurocom Group that it may be engaged with in the future.  The aggregate scope of such transactions is estimated, as of the date of this annual report, at approximately NIS 50.7 million ($13.43 million), of which approximately NIS 7 million ($1.85 million) are transactions with the Eurocom group as suppliers to Bezeq and approximately NIS 43.7 million ($11.57 million) are transactions with the Eurocom group as customers.

General Communication Services

Bezeq provides companies within the Eurocom group with telephone lines, transmission services and PRI services.  There is no limitation on the annual scope of engagement, provided that the terms offered to members of the Eurocom group will be the same as those offered to similar business customers.  The approval is valid for three years ending April 13, 2013 and any purchase order received during such period will be valid until the end of the period stipulated in the purchase order.

Bezeq

On June 1, 2010, Bezeq entered into a management services agreement with Eurocom Communications, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Communications agreed to provide Bezeq with various advisory and management services.  Under the agreement, Bezeq will pay Eurocom Communications in NIS an amount equal to $1.2 million per year.  The agreement is for a term of three years, expiring on May 30, 2013.

Pelephone

On June 25, 2006, Pelephone entered into an agreement with DBS, which, among other things, grants Pelephone a license to use DBS’s content over the cellular network.  Pelephone’s monthly payment is calculated in accordance with a formula set forth in the agreement, which is dependent primarily upon the level of content consumption.

On February 24, 2009, Pelephone entered into an agreement with Eurocom Digital for the provision of cellular services and value added services, as well as the purchase and upgrade of cellular peripheral equipment for its employees.  The agreement is for a period of three years.  On February 24, 2009, Pelephone entered into an agreement with Eurocom Cellular Communications Ltd. for the provision of cellular services and value added services, as well as the purchase and upgrade of cellular peripheral equipment for its employees.  The agreement is for a period of three years.

On August 19, 2009, Pelephone entered into an agreement with DBS for the provision of cellular services and value added services, as well as the purchase and upgrade of cellular peripheral equipment for DBS employees.  The agreement is for a period of three years.

On June 10, 2010, Pelephone entered into a framework agreement with Eurocom Cellular Communication Ltd., a controlled subsidiary of Eurocom Communications, for the purpose of regulating the acquisition and supply of Nokia products, replacement parts and accessories by Pelephone and for the provision of maintenance services for these products.  The framework agreement is for a period of three years and the aggregate annual amount payable under the agreement is NS 450 million ($119.2 million), which amount may be increased by the audit committee and board of directors of Bezeq each year without the need for shareholder approval.  The prices for the products and services will be determined based on negotiations between the parties to the agreement and the agreement includes a mechanism designed to ensure that prices for Pelephone are competitive.  Pelephone is not subject to any minimum purchase requirements.

On June 23, 2010, Pelephone approved a framework under which it may purchase advertising, whether directly or by means of advertising firms, from companies within the Eurocom Group (including Radius Broadcasts Ltd., Radio FM Ha-Shefela Ltd., Start Net Ltd. and GoldMind).  The contractual engagement is approved for the period ending on April 13, 2013.

DBS

In June 2001, Bezeq On-Line Ltd. entered into an agreement with DBS for the purpose of providing outsourced call center services.  The monthly payment to Bezeq On-Line Ltd. is calculated in accordance with the prices set forth in the agreement and is dependent upon the scope of services provided, based on DBS’s needs (with minimum monthly hours, based on a yearly calculation).  The agreement expires on December 31, 2010.

DBS and Bezeq entered into a framework agreement for the provision by Bezeq of maintenance services for equipment of DBS that Bezeq’s technical division maintains for DBS’s customers.  The agreement is for a three year period ending April 13, 2013.  DBS issues purchase orders to Bezeq under such agreement from time to time.

DBS issues purchase orders to Bezeq from time to time for the provision by Bezeq of various communication services to DBS as a business customer of Bezeq.

Bezeq entered into an agreement with DBS for the receipt of multi-channel television services, for a three year period ending April 13, 2013.

On June 23, 2010, DBS entered into an agreement with Eurocom Digital for the purchase of power suppliers for ADB yesMaxHD converters.

In addition, DBS has entered into a number of agreements with Eurocom Digital for the purchase of power suppliers and digital converters from Eurocom Digital and the repair and maintenance of such equipment by Eurocom Digital.

D.M. Engineering Ltd., or DM

In 2005, Bezeq entered into an agreement with DM, a controlled subsidiary of Eurocom Communications, for the maintenance of Bezeq’s billing system.  The agreement expires on November 20, 2010 and may be extended for additional periods until November 2018, subject to the approval of Bezeq’s audit committee and board of directors.

In 2005, Bezeq entered into an agreement with DM for the maintenance and upgrade of Bezeq’s interconnect system, which is designed to settle accounts with other communication suppliers based on network traffic.

Bezeq and DM have entered into a framework agreement for the acquisition by Bezeq of plastic covers for Bezeq’s manholes.  The agreement is for a three year period ending April 13, 2013.  Bezeq issues purchase orders to DM under such agreement from time to time.

On January 1, 2008, Bezeq entered into an agreement with DM for the maintenance of fixed-line testing systems operated by Bezeq.  The agreement includes troubleshooting services, ongoing maintenance activities and other services.  The agreement expires on December 31, 2010 and may be extended for two consecutive one year terms, subject to the approval of Bezeq’s audit committee and board of directors.

On January 1, 2008, Bezeq entered into an agreement with DM for the employment of an employee of DM in Bezeq’s IT division on an hourly, as needed, basis.  The agreement expires on December 31, 2010 and any extension is subject to the approval of Bezeq’s audit committee and board of directors.

Eurocom Digital Communications Ltd.

From time to time Bezeq issues Eurocom Digital, a subsidiary of Eurocom Communications, purchase orders for the acquisition of electronic equipment for internal use by Bezeq (not for resale to customers) and repair service.  With regard to those purchase orders the parties entered into a framework agreement for the years 2010 - 2012.

From time to time Bezeq may issue purchase orders to Eurocom Digital for the acquisition of IP Centrex telephones for resale to its customers.

In 2002, Bezeq entered into a consignment agreement with Eurocom Digital for the sale of Eurocom’s equipment in Bezeq’s retail stores.  The agreement expires on April 13, 2013.

Bezeq is a party to a consignment agreement with Eurocom Digital for the sale of Eurocom’s equipment via Bezeq’s online stores.  The agreement expires on April 13, 2013.

Bezeq is a party to a distribution agreement with Eurocom Digital as a marketer of Bezeq’s PRI and IP virtual private network services and additional services as required by Bezeq.  The agreement expires on December 31, 2010 and its extension is subject to the approval of Bezeq’s audit committee and board of directors.

GoldMind Media Ltd. and Radius Broadcasts Ltd.

Bezeq advertises from time to time on websites and portals owned by GoldMind and Radius Broadcasts Ltd., both of which entities are controlled by the Eurocom Group, through its engagement of third party advertising firms.

Bezeq International

On May 11, 2004, Bezeq International entered into an agreement with Eurocom Digital, pursuant to which Eurocom Digital agreed to provide Bezeq International maintenance and spare parts services for Panasonic switchboards.  In addition, Bezeq International may purchase under the agreement peripheral equipment (office telephones and fax machines) on the basis of customer needs, according to purchase orders.

In 2004, Bezeq International entered into an agreement with Gilat Satcom Ltd., or Gilat Satcom, a company controlled by the Eurocom Group, pursuant to which Bezeq International provides Gilat Satcom with international telephony transfer and completion services.  The agreement is renewed from time to time and will remain in effect until such time as one of the parties provides notification of its decision to terminate the agreement.  On June 26, 2006, Bezeq International entered into an agreement with Gilat Satcom pursuant to which Gilat Satcom was granted the right, for a period of 10 years, to use Bezeq International’s international communications infrastructure.

In September 2006, Bezeq International entered into an agreement with Radio FM Hashefela Ltd., a company controlled by the Eurocom Group, for the provision of radio advertising services to Bezeq International.  Bezeq International has entered into a number of agreements with DBS which are renewed on a monthly basis, for the provision by Bezeq International of Internet access services, maintenance services for a Nortel switchboard, international telephone services and security information services.

On December 18, 2007, Bezeq International entered into an agreement with SatLink Communications Ltd., or SatLink, a company controlled by the Eurocom Group, pursuant to which Bezeq International will provide Internet access services.  On June 19, 2007, Bezeq International entered into an agreement with SatLink for the purpose of providing data communication services.  The amount payable to Bezeq International is fixed and set forth in the agreements and the aggregate annual amount under both agreements is NIS 220,000 ($58,278) and the aggregate amount paid under the agreements was approximately NIS 214,000 ($56,000) for the year ended December 31, 2009.

In May 2010, Bezeq International also entered into the following agreements with SatLink:

●
Agreement pursuant to which Bezeq International agreed to provide SatLink international data communication services between Israel and France for a period of 12 months and SatLink has an annual option to extend the agreement for periods of 12 months.

●
Agreement pursuant to which Bezeq International agreed to grant to SatLink the right to use an international data communications infrastructure between Israel and Greece for a period of 12 months and SatLink has an option to extend the agreement for periods of 12 months each time.

●
Agreement pursuant to which Bezeq International agreed to provide SatLink international data communication services between Israel and the United Kingdom for a period of 12 months and SatLink has an option to extend the agreement for periods of 12 months each time.

In June 2009, Bezeq International entered into an agreement with GoldMind pursuant to which GoldMind agreed to provide Bezeq International with services relating to the publication of help-wanted advertisements and advertising on websites owned by GoldMind at market rates.  .

On August 25, 2009, Bezeq International entered into an agreement with DBS, pursuant to which Bezeq International agreed to provide DBS with hosting and maintenance services for servers and Internet access.

On June 23, 2010, Bezeq International entered into an agreement with GoldMind for the provision of hosting services on Bezeq International’s server farm and Internet access services to be provided by Bezeq International to GoldMind.  The agreement is for a period of 24 months.

On June 23, 2010, Bezeq International entered into an agreement with Eurocom Digital for the supply of Internet access services to Bezeq International.  The agreement is for a period of 24 months.  On June 23, 2010, Bezeq International entered into an agreement with Eurocom Digital for the purchase of up to 50 Panasonic liquid crystal display (LCD) screens from Eurocom Digital.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, beginning of page F-1 and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

Our Company

We are involved in legal proceedings and other claims from time to time, including disputes with customers, commercial disputes with third parties with whom we do business and disputes with government entities. The disputes with customers include purported class actions regarding claims.  The following is a summary of our and our subsidiaries material litigation.

On September 2, 2007, a motion to certify a class action was filed with the Tel Aviv - Jaffa District Court, against several corporations operating eCommerce sites, including GoldMind’s P1000 website, as well as against several suppliers.  The petitioners claim that these sites have deceived and defrauded participants in online auctions, by unrightfully preventing them from wining products that the sites determined as “under-priced.”  The petition also claims that this practice was carried out through the use of fictitious bidders during the auction process.  In addition, the petitioners asked for a temporary injunction to prevent the websites from amending, erasing, or disposing of any auction or sales data that is in their possession, in order to enable the petitioners to discover the extent of the alleged fraud and related damages.  On October 15, 2007, the Court granted the petitioners such temporary injunction.  On January 13, 2008, we filed our response to these petitions.

On March 17, 2008, the petitioners asked the court to delete from the certification motion one of the respondents who was a supplier and to decide that all the claims made against such respondent be deemed as claimed against GoldMind.  As a result, the petitioners claim that we intervened illegally in the auctions not only as a website, but also as a supplier.  The court allowed the motion.

On December 30, 2008, the petitioners filed a motion to approve a settlement agreement with one of the respondents, City Sport Ltd, which admitted that persons on its behalf were fictitiously participating in auctions of its products on the Israeli shopping website “www.olsale.co.il”.

During 2008-2010, certain preliminary motions, appeals and hearings were filed and conducted in the certification motion, and cross examinations were conducted in October 2009 and February 2010.  At present, the parties are at the stage of submitting written summations, after the completion of which the court is expected to decide whether or not to certify as a class action.  At this stage, we cannot estimate what potential liability or costs may be incurred in connection with these proceedings.

From time to time, claims arising in the ordinary course of our business are brought against us.  In the opinion of our management, no currently existing claims which are not reserved in our financial statements will have a material adverse effect on our financial position, liquidity or results of operations.

Bezeq

A number of labor claims are pending against Bezeq, as described below.

●
In September 2000, a lawsuit was filed in the Jerusalem Regional Labor Court against Bezeq by 2,423 retired employees of Bezeq.  The plaintiffs were seeking declaratory relief to determine that grossed up compensation for tax purposes, clothing allowance and incentive payments are considered part of the regular salary and therefore should be considered as part of determining wages for the purpose of calculating their pension and payments made to them upon retirement.  The plaintiffs were also seeking declaratory relief to determine that their last determining salary for pension should be calculated according to the last salary actually paid and not according to the average staff grade held by them.  The claim was subsequently amended so that the request for declaratory relief relating to the plaintiff’s pension rights was deleted and the plaintiffs also narrowed their claim to the incentive pay component and withdrew their claim with respect to grossing up compensation and clothing allowance.  In January 2007, an additional claim was filed by 85 retired employees of Bezeq who were seeking declaratory relief to determine that grossed up compensation for tax purposes, clothing allowance and incentive pay should be included in the determining salary for their rights pursuant to the Hours of Work and Rest Law and the Annual Vacation Law.  This claim was consolidated with the above claim.  On December 16, 2008, the Court denied the claim.  The plaintiffs filed an appeal against the Courts decision on March 3, 2009 and the appeal proceedings are continuing.

●
In February 2002, a notice of a party to a collective agreement, or Party Notice, was filed in the Jerusalem Regional Labor Court by the labor union that represents Bezeq’s employees in the name of all of Bezeq employees.  The applicant alleges that grossed up consideration for tax purposes, the salary component for on-call duty and clothing allowances which were paid to Bezeq’s employees constitute regular pay which forms part of the determining salary of each employee, including for the calculation of payments upon retirement.  The Israeli Attorney General joined the claim.  In April 2006, the Court issued its decision, denying all parts of the Party Notice.  An appeal was filed against the decision, in which it was alleged that the decision is procedurally void, and the hearing was returned, with the consent of the parties and the Attorney General, to the Regional Labor Court.  On February 10, 2010, a new party notice was filed, referring only to the on-call duty component and requesting that the Court determine that such component be included in the hourly rate for the purpose of calculating the remuneration for overtime hours and the redemption of annual leave.  A preliminary hearing has been scheduled for July 2010.

Bezeq is party to the material legal proceedings related to its business discussed below.

●
In September 2000, a lawsuit and motion for certification as a class action were filed against Bezeq in the Tel Aviv District Court.  The amount of the claim is estimated at NIS 103 million ($27.3 million).  According to the plaintiffs, Bezeq unlawfully collected “collection expenses” from its subscribers for bills which were not paid by their due date but were paid within 14 days of their due date, although Bezeq took no collection action until 14 days after the due date.  In March 2010, the District Court certified the lawsuit as a class action.  The plaintiffs are seeking the return of the fee that Bezeq allegedly collected unlawfully, with the class of the claim including all those who were charged collection expenses despite having paid their bill before Bezeq began collections, from March 11, 1999 through December 7, 2006.  Bezeq intends to file a motion for leave to appeal the decision.

●
In January 2002, a lawsuit was filed in the Tel Aviv District Court (in 2007, the lawsuit was transferred to the new Central Region District Court) by an international communications operator against Bezeq and Bezeq International.  The plaintiff is seeking compensation in the amount of NIS 53 million ($14 million) for alleged damages allegedly sustained by that operator due to alleged acts and omissions in connection with the allocation of international calls to the various international call operators in Israel.  In addition, the plaintiff is seeking an order requiring Bezeq to provide certain documents and to prohibit Bezeq from giving allocation priority to Bezeq International.  Alternatively, the operator is seeking restitution of the access fees that it paid to Bezeq.  On January 27, 2009, the plaintiff filed a motion to amend the lawsuit, which if allowed in full, would increase the monetary compensation sought to approximately NIS 77 million ($20.4 million).  The parties were referred to a mediation proceeding and the proceedings are ongoing.

●
In 2003, Bezeq filed a lawsuit in the Tel Aviv Regional Labor Court against the Makefet Fund (a pension fund) for compensation for the alleged breach of agreements between Bezeq and the Makefet Find relating to the calculation of the cost of early retirement of retired employees of Bezeq.  Bezeq is seeking compensation in the amount of approximately NIS 280 million ($74.2 million).  The trial is currently underway and evidence in the lawsuit is being heard.

●
Between 2003 and 2005, three lawsuits were filed in the Central Region District Court by various plaintiffs against Bezeq, the Israeli Broadcasting Authority and the State of Israel, seeking compensation for physical injury and property damage allegedly caused by radiation from the one of Bezeq’s broadcasting stations.  The plaintiffs are seeking compensation for alleged damages of more than NIS 15 million ($3.97 million) in one of the lawsuits, NIS 46 million ($12.2 million) in another and damages are not stated in the third lawsuit.  The plaintiffs in the three lawsuits filed a motion to consolidate the lawsuits.  The Court has ordered the plaintiffs to submit documents and affidavits and has issued a stay of proceedings until after the plaintiffs comply with such order.

●
On December 25, 2005, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq, alleging that Bezeq unlawfully collects payment for browsing high-speed Internet while technically it is unable to provide the service in certain areas at the promised speed.  The plaintiffs estimate the amount of the class action at NIS 100 million ($37.7 million) for all subscribers.  On March 6, 2008, the Court certified the lawsuit as a class action in part for a group of subscribers defined in the Court’s decision.  On April 7, 2008, Bezeq filed a motion for leave to appeal the decision of the District Court.  The parties are currently negotiating a settlement arrangement.

●
In May 2006, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court, alleging deception in advertising relating to a charge.  According to the plaintiff, Bezeq deceived the public in its advertisements regarding fees for calls from a Bezeq line to a cellular line and did not disclose that the charge for the calls was made according to segments of 12 seconds.  The plaintiff estimates the amount of the claim, if certified as a class action, at NIS 68.5 million ($18.14 million).  On May 10 2010, the District Court certified the lawsuit as a class action.  On June 9, 2010, Bezeq filed a motion for leave to appeal the decision of the District Court.

●
In November 2006, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq.  The plaintiffs claim that because Bezeq charged customers who connected to its ADSL service a monthly fee rather than a two-monthly fee, they incurred financing losses and expenses.  The plaintiff estimates the amount of the claim, if certified as a class action, at approximately NIS 79 million ($20.92 million).  A hearing in the lawsuit is scheduled for July 2010.  The parties are currently pursuing settlement negotiations.

●
In November 2006, a lawsuit and motion for certification as a class action were filed against Bezeq in the Tel Aviv District Court, alleging that Bezeq unlawfully collected a fee in the event of disconnection due to non-payment of customer bills.  The plaintiff estimates the amount of the claim, if certified as a class action, at approximately NIS 189 million if certified as a class action.  The trial is currently underway and evidence in the lawsuit is being heard.

●
In November 2006, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq, HOT, Cellcom, Partner and Pelephone.  The plaintiffs allege that when completing a call made from a cellular line to a landline, if the call is disconnected by the landline call recipient, Bezeq and HOT, both of which are landline operators, delay sending the disconnection signal for about 60 seconds and as a result, the plaintiffs incur a loss which is reflected in air-time costs and call fees.  The plaintiffs are the seeking aggregate compensation of approximately NIS 158 million ($41.9 million) if the lawsuit is certified as a class action.  In a procedural arrangement reached between the parties, it was determined that the lawsuit would be heard against Bezeq and HOT, while the lawsuit against Cellcom, Partner and Pelephone would be heard as part of a similar lawsuit filed against them in August 2006, as described below.  The hearing on the motion to certify the lawsuit as a class action is underway; the parties have submitted written closing statements and are awaiting the Court’s decision on the motion.

●
In May 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq, two former chief executive officers of Bezeq, directors of Bezeq who served during the period relevant to the lawsuit and against Ap.Sb.Ar. Holdings Ltd., which at the time was Bezeq’s controlling shareholder.  The plaintiff, who claims that he had purchased shares of Bezeq in 2006, alleges that the financial statements of Bezeq for fiscal years 2004 and 2005 included false and misleading material information regarding Bezeq’s annual profits, property, plant and equipment and equity, in view of the retroactive write-down of NIS 320 million of property, plant and equipment which was not being used by Pelephone.  The total compensation sought in the lawsuit if certified as a class action amounts to approximately NIS 56.5 million ($15.9 million).  The lawsuit is in preliminary stages of document disclosure and discovery.

●
In September 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq, alleging that Bezeq unlawfully collected VAT on interest due to late payments and collection fees.  The total compensation sought in the lawsuit, if certified as a class action, amounts to approximately NIS 114 million ($30.2 million).  The lawsuit is in preliminary stages of document disclosure and discovery.

●
On October 26, 2008, one of the shareholders of DBS initiated arbitration proceedings against Bezeq and another DBS shareholder, alleging that she incurred losses as a result of the conduct of Bezeq and the other DBS shareholder relating to the management of DBS and the use of DBS for promoting purposes not provided for in the shareholders agreement to which she is a party.  The plaintiff is seeking cancellation of the agreement, restitution and compensation in the amount of NIS 160 million ($42.4 million).  The parties are currently in the process of document disclosure and discovery proceedings.

●
In December 2009, a motion was filed in the Tel Aviv District Court by the liquidator of Adanet Business Ltd., or Adanet, which is 50%-held by Bezeq and currently in liquidation proceedings, pursuant to which the Court is requested to order Bezeq and three directors who it appointed to the Adanet board to pay, jointly and severally, the liquidator all the alleged debt of Adanet, amounting to approximately NIS 54 million ($14.3 million), plus statutory linkage and interest commencing November 11, 2003.  According to the liquidator, Bezeq acted knowingly, directly and through the directors it appointed, to ensure the collapse of Adanet and its subsidiaries in order to rid itself of its obligations to Adanet.  Bezeq and the three directors filed motions to strike the liquidator’s motion.  In accordance with Israeli law, the liquidator’s motion and the motions to strike the liquidator’s motion are awaiting the response of the Official Receiver, which is an Israeli statutory office that is a formal party to liquidation proceedings brought before a court in order to oversee the liquidation process.

Pelephone

●
In December 2000, the State of Israel filed a lawsuit in the Tel Aviv District Court, which was subsequently transferred to the Central Region District Court, against Pelephone relating to royalties payable by Pelephone to the State of Israel on Pelephone’s revenues allegedly owed by it to the Sate of Israel for the period from January 1994 until February 1996.  The State is seeking payment in the amount of NIS 260 million ($68.9 million), including principal, linkage differences and interest.  An examination conducted as part of a mediation procedure found that the maximum amount of royalties with respect to Pelephone’s revenues from January 1, 1994 to February 7, 1996 was NIS 118 million ($31.3 million) (before interest, linkage differences and the sum actually paid).  Bezeq undertook to reimburse Pelephone any amount that Pelephone is ordered to pay the State in a final decision for royalties with respect to Pelephone’s revenues for the period from January 1, 1994 to October 10, 1994.  Bezeq’s position is that it already paid such royalties to the State of Israel under a settlement agreement between Bezeq and the State of Israel from November 29, 1995 relating to various matters, including royalty payments.  All proceedings in the lawsuit have been completed and the parties are currently waiting for the Court to render its judgment.

●
In September 2001, a lawsuit was filed in the Ramallah District Court by the General Public Palestinian Communications Company Ltd. against Pelephone and another company.  The plaintiff alleges that Pelephone and the other defendant have unlawfully been operating landline and cellular communication services in the Palestinian Authority, while allegedly the exclusive right to provide such services has been granted to the plaintiff.  The plaintiff is seeking a permanent injunction preventing the defendants from providing such communications services in the areas of the Palestinian Authority, as well as compensation in the amount of NIS 676 million ($179 million) solely from Pelephone.  Pelephone was informed that the Ramallah Court may have given a decision in the lawsuit.  Enforcement of decisions rendered by a court of the Palestinian Authority may only be executed if approved by the Israeli Ministry of Justice.  Pelephone is of the opinion that if such a decision was rendered, it was rendered without jurisdiction.  If an attempt is made to serve the decision for the approval of the Israeli Ministry of Justice or to enforce it in any way whatsoever, Pelephone will act to prevent such approval and/or enforcement.

●
In April 2003, a motion for certification as a class action was filed in the Tel Aviv District Court against the three principal Israeli cellular operators.  The plaintiffs allege that the three cellular companies formed a cartel among themselves for the collection of a high and unfair tariff for text messages during the period of March-June 2002.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 90 million ($23.84 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In August 2006, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone, Cellcom and Partner.  The plaintiffs allege that when Bezeq or HOT customers initiate the termination of a call made to the customer from a cellular network there is an excess charge until the call is actually disconnected.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 100 million ($26.5 million).  In a procedural arrangement reached between the parties, it was determined that this lawsuit would be combined with a similar lawsuit filed against the defendants in November 2006, as described above.  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In June 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone.  The plaintiffs claim that Pelephone misled the subscribers of the New Immigrants Plan with respect to call connection fees.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 239 million ($63.3 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In December 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone, Cellcom and Partner.  The plaintiffs claim that the defendants have exposed them to radiation from cellular antennae which were allegedly unlawfully established and as a result, have caused damage to their health.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 1 billion ($377 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In April 2008, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone.  The plaintiffs claim that Pelephone unlawfully collected amounts from it subscribers for calls to Pelephone’s service centers in connection with “dial-on” calls from the voice mail box and in excess of tariff plans.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 60 million ($15.9 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In July 2008, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court.  The plaintiffs are seeking the refund of amounts which they allege was unlawfully collected from Pelephone’s subscribers in connection with “dial-on” calls from Bezeq’s information service, late payments and for services provided at Pelephone’s service centers, in violation of Pelephone’s license.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 240 million ($63.57 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In January 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court.  The plaintiffs are seeking the refund of amounts allegedly collected by Pelephone from its subscribers for surfing on the handset by representatives of Pelephone when repairing the handset.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 219 million ($58.4 million), plus compensation for distress in an amount to be determined by the Court.  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In July 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone, Shamir Systems Ltd., or Shamir, and Unicell Advanced Cellular Solutions Ltd., or Unicell.  The plaintiffs are seeking the refund of amounts allegedly unlawfully collected by the respondents (which are charged through the cellular bill issued by Pelephone) for data services provided by Shamir and Unicell.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 200 million ($53 million).  The plaintiffs are also seeking an order instructing the respondents to discontinue the collection of such amount.  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In October 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone.  The plaintiff claims that Pelephone is in violation of its license in connection with benefits offered to customers and customer commitment periods.  The plaintiff is seeking compensation in a total amount, if the lawsuit if certified as a class action, of approximately NIS 331 million ($87.7 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In December 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone.  The plaintiffs are seeking cancellation and a refund of the exit fee which Pelephone charges subscribers who wish to disconnect from the service during the commitment period.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 50 million ($13.25 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In February 2010, a lawsuit and motion for certification as a class action were filed in the Jerusalem District Court against Pelephone.  The plaintiffs are seeking the refund of amounts that Pelephone allegedly unlawfully collected as a full exit fee from customers who terminated their agreement during the commitment period instead of a proportionate exit fee.  In addition, the plaintiffs are seeking the refund of amounts that Pelephone allegedly unlawfully collected for an exit fee for a basic television package over cellular despite the fact that the package was given to the plaintiff free of charge.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 50 million ($13.25 million).  The plaintiffs are also seeking an order instructing Bezeq to cease collecting such charges.  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In March 2010, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Pelephone and Cellcom.  The plaintiffs have asserted an adjust enrichment claim against Pelephone on the basis that in alleged violation of its license, Pelephone has allegedly failed to procure insurance covering liability for bodily harm caused by exposure to cellular radiation.  The total amount sought in the lawsuit, if certified as a class action, is approximately NIS 4.2 billion ($1.11 million), of which NIS 2.1 billion is sought from Pelephone.  The plaintiffs are also seeking an order instructing Pelephone to obtain such insurance.  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In May 2010, a lawsuit and motion for certification as a class action were filed in the Central District Court against Pelephone and three other cellular operators.  The plaintiffs claim that the defendants violated their duty to establish cellular antenna sites in the required amount and spread, that they violated their duty to test, repair and provide notice regarding levels of non-ionizing radiation emitted from cellular phones after they have been repaired, and also violated their duty to provide a warning with respect to the hazard involved in the holding of cellular phones.  The plaintiffs are seeking aggregate compensation from Pelephone of approximately NIS 3.68 billion ($ 0.97 billion) and aggregate compensation from the defendants of approximately NIS 12 billion ($ 3.17 billion).  The hearing on the motion to certify the lawsuit as a class action is underway.

●
In June 2010, a lawsuit and motion for certification as a class action were filed in the Central District Court against Pelephone.  The plaintiff claims that Pelephone unlawfully charges its customers for several services that were not requested by the customers and transferred customers’ details to third party suppliers without their consent.  The plaintiff is seeking compensation for personal damages in the amount of NIS 958 (approximately $252).  The total amount of the lawsuit if certified as a class action was not indicated in the lawsuit, but the lawsuit estimates it would be hundreds of millions of NIS.  The hearing on the motion to certify the lawsuit as a class action is underway.

Bezeq International

●
The following four lawsuits and motions for certification as a class action were filed against Bezeq International by plaintiffs who claim that Bezeq International’s international calling cards to certain foreign destinations provide less than the amount of time indicated on the cards.  The plaintiffs in each of the lawsuits also allege that Bezeq International unlawfully deducted the time spent when unsuccessfully attempting to call someone from the card and formed a cartel with other international communication companies that raised the prices of calling cards.  The plaintiffs in each of the lawsuits also petitioned the Court to order Bezeq International to cease the foregoing acts.  The hearing in the motions to certify the lawsuits as a class action is underway.  The lawsuits are being heard together in the Tel Aviv District Court, although their proceedings have not formally been consolidated.

o
In April 2008, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq International, with respect to international calling cards to Nepal.  The plaintiffs’ are seeking compensation in the aggregate amount of NIS 115 million ($30.5 million), if the lawsuit is certified as a class action.

o
In April 2008, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq International with respect to international calling cards to the Philippines.  The plaintiffs’ are seeking compensation in the aggregate amount of NIS 566 million ($151 million), if the lawsuit is certified as a class action.

o
In April 2008, a lawsuit and motion for certification as a class action was filed in the Central Region District Court against Bezeq International with respect to international calling cards to Thailand.  The lawsuit was subsequently transferred to the Tel Aviv District Court.  The plaintiffs are seeking compensation in the aggregate amount of NIS 478 million ($127 million), if the lawsuit is certified as a class action.

o
In June 2008, a lawsuits and motion for certification as a class action was filed in the Tel Aviv District Court against Bezeq International with respect to international calling cards to Thailand.  The plaintiffs are seeking compensation in the aggregate amount of NIS 478 million ($127 million), if the lawsuit is certified as a class action.

●
In July 2008, two lawsuits and motions for certification as a class action were filed in the Tel Aviv District Court against Bezeq International by customers of Bezeq International.  The plaintiffs claim that Bezeq International unlawfully charged customers who were being billed based on a dollar tariff on the basis of a higher dollar exchange rate than the representative dollar exchange rate.  Since the facts and legal arguments in both cases are similar, with the consent of the parties, one of the lawsuits was withdrawn and the first lawsuit filed will be heard.  The lawsuit does not specify the amount claimed, but the plaintiffs estimate the damages to be tens of millions of NIS.  Following a preliminary hearing, the plaintiffs asked the Court to reduce the class action group to those customers of Bezeq International who were originally customers of “Bezeq Zahav.”  The hearing on the motion to certify the lawsuit as a class action is underway.

●
On May 4, 2009, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against Bezeq International.  The plaintiff is seeking reimbursement of excess amounts allegedly unlawfully collected by Bezeq International for services that the plaintiff claims he did not order and for the increase of the rate for Internet access after the first year.  The plaintiff is seeking personal compensation in the amount of NIS 2,800 ($745) and if certified as a class action, in the amount of NIS 216 million ($58 million) for the entire class.  The hearing on the motion to certify the lawsuit as a class action is underway.

●
On January 24, 2010, a lawsuit and motion for certification as a class action were filed in the Central Region District Court against Bezeq International and four other communication licensees.  The plaintiffs are seeking reimbursement of the amounts allegedly unlawfully collection for call made to the technical support call centers.  The total amount of the claim against Bezeq International, if certified as a class action, is NIS 105 million ($28 million).  The hearing on the motion to certify the lawsuit as a class action is underway.

DBS

●
On October 3, 2007, a lawsuit and motion for certification as a class action were filed in the Tel Aviv District Court against DBS.  The plaintiff claims that due to reception disturbances in DBS’s broadcasts in September 2007, daily malfunctions and long interruptions in television broadcasts were caused to DBS’s subscribers and that DBS’s service center was not operational during such time.  The plaintiffs are seeking aggregate compensation of approximately NIS 121 million ($32 million) in the lawsuit, if certified as a class action.  The hearing on the motion to certify the lawsuit as a class action is underway.

Bezeq makes provisions in its financial statements for certain of its legal proceedings in which it is a party.  These provisions are aggregated into groups based on the type of activity and claim.  As of March 31, 2010, Bezeq has made an aggregate provision of NIS 358 million ($95 million) for its pending litigation.  Bezeq believes that as of March 31, 2010, its aggregate additional exposure due to claims filed against companies within the Bezeq group that are unlikely to be realized, amounts to NIS 12.3 billion ($3.25 billion).  In addition, Bezeq has not yet assessed additional outstanding claims in the aggregate amount of NIS 233 million ($61.72 million) as of such date.  The foregoing amounts do not include additional potential exposure that Bezeq may have attributable to pending motions to certify lawsuits as class actions that do not state the amount claimed if the motion is approved.

Dividend Distribution Policy

We have never declared or paid any cash dividends to our shareholders and do not currently have a dividend distribution policy in place.  B Communications’ indirect subsidiary SP2, which directly holds Bezeq’s shares and our principal source of revenues and income, is subject to limitations on the payment of dividends under the terms of the financing agreements entered into in connection with its acquisition of the controlling interest in Bezeq.

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

B.  Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2009.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market (since February 4, 2005) or the NASDAQ Capital Market (prior to February 4, 2005) and the TASE (since March 1, 2005):

	NASDAQ		TASE
Year	High	Low	High	Low

2005	$8.15	$4.60	NIS 35.89	NIS 21.36
2006	$12.93	$4.20	NIS 51.80	NIS 18.45
2007	$17.32	$9.68	NIS 68.20	NIS 36.01
2008	$12.20	$2.20	NIS 46.28	NIS 8.67
2009	$22.91	$4.28	NIS 77.54	NIS 8.86

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

2008
First Quarter	$12.20	$6.77	NIS 46.28	NIS 22.91
Second Quarter	$12.07	$7.21	NIS 39.50	NIS 26.50
Third Quarter	$8.99	$2.82	NIS 29.62	NIS 19.50
Fourth Quarter	$6.15	$2.20	NIS 22.30	NIS 8.67

2009
First Quarter	$5.33	$2.70	NIS 21.89	NIS 8.86
Second Quarter	$7.49	$3.80	NIS 29.54	NIS 18.04
Third Quarter	$9.92	$6.23	NIS 38.99	NIS 24.23
Fourth Quarter	$19.95	$8.01	NIS 77.54	NIS 30.60

2010
First Quarter	$32.91	$20.01	NIS 124.00	NIS 71.80
Second Quarter (through June 28)	$34.19	$21.84	NIS 125.90	NIS 84.35

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

December 2009	$19.95	$14.70	NIS 77.54	NIS 55.00
January 2010	$23.10	$20.01	NIS 86.40	NIS 71.80
February 2010	$26.40	$22.32	NIS 98.90	NIS 82.01
March 2010	$32.91	$26.00	NIS 124.00	NIS 96.54
April 2010	$34.19	$28.01	NIS 125.90	NIS 105.50
May 2010	$28.87	$21.84	NIS 108.10	NIS 84.35
June 2010 (through June 28 )	$26.36	$22.04	NIS 93.00	NIS 87.10
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

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested, unless such proposal, arrangement or contract is in the ordinary course of business or the majority of directors are personally interested in such proposal, arrangement or contract.  In the event the majority of the members of the board of directors have a personal interest in the proposed transaction, approval of our shareholders at a general meeting is required.  In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  See “Item 6.A. Directors, Senior Management and Employees – Board Practices – Fiduciary Duties; Approval of Related Party Transactions Under Israeli Law.”

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

Dividend rights; Rights to share in the company’s profits. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law.  Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors or affect the amount already distributed as an interim dividend.  See “Item 8.A. Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy.”   The board of directors is entitled to invest or otherwise make use of all unclaimed dividends or other moneys payable in respect of a share, for our benefit until claimed.  We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

Exceptional Holdings; Principal Shareholders. Under the Communications Order, no person may acquire, directly or indirectly, the ability to exercise “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint the general manager of Bezeq or cause the election or appointment of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications.  Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement).  Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval.  Any such unauthorized acquisition is referred to as “Exceptional Holdings.”  For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that corporation or in another corporation, including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the corporation.  In this context, holding 25% of our means of control is presumed to confer significant influence.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

In compliance with the Communications Law and Communications Order following our acquisition of the controlling interest in Bezeq, our Articles of Association provide that Exceptional Holdings will not entitle the holder to any rights in respect of such holdings, unless and to the extent permitted under the Communications Order.  Accordingly, Exceptional Holdings will not have any voting rights at a general meeting of shareholders.  Each shareholder participating in a general meeting of shareholders will be required to certify to us prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his or her holdings in our company or his or her vote require the approval of the Prime Minister of Israel and the Israeli Minister of Communications, pursuant to the Communications Law and Communications Order.  In addition, no director may be appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings.  If a director is appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings, such appointment, election or removal from office will be void.

Under our Articles of Association, any person holding a number of our shares that requires approval under the Communications Order shall notify us, Bezeq, the Prime Minister of Israel and the Israeli Minister of Communications of such holdings in writing, no later than 48 hours from the date of acquiring such holdings.

Our Articles of Association include reporting requirements applicable to “Principal Shareholders,” meaning a holder, directly or indirectly, of 5% of our issued and outstanding share capital.  Any person who, after acquiring, directly or indirectly, shares in our company becomes a “Principal Shareholder,” is required, no later than 48 hours after becoming a Principal Shareholder, to notify us in writing, specifying the number of our shares held by such shareholder and the date on which such shareholder became a Principal Shareholder.  Any person who ceases to be a Principal Shareholder is required, no later than 48 hours thereafter, to notify us in writing of the date on which such person ceased to be a Principal Shareholder. In addition, a Principal Shareholder is required to notify us in writing of any aggregate change in its holdings of our shares in an aggregate amount equal to 1% or more of our outstanding share capital compared to the last notice of holdings submitted by such Principal Shareholder, no later than 48 hours after such change.  In the event a Principal Shareholder fails to provide any required notice, as discussed above, then until such Principal Shareholder provides us with the requisite notice, the Principal Shareholder will not be entitled to any rights in respect of such shares and the provisions of the Communications Order with respect to the exercise of rights underlying Exceptional Holdings will apply, and the undisclosed holdings shall also be deemed “dormant shares,” as defined under the Israeli Companies Law.

Under our Articles of Associations, we are required to notify the Prime Minister of Israel and the Israeli Minister of Communications of any Exceptional Holdings immediately upon becoming aware of such event.  We are also required to notify such Ministers in the event a shareholder becomes a Principal Shareholder and regarding any change in the holdings of a Principal Shareholder within 48 hours of becoming aware of such change.

Voting rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders, subject to the restrictions described above relating to Exceptional Holdings and Principal Shareholders.  .  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

Election of Directors

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

Limitations on the Rights to Own Securities in Our Company

None of our memorandum of association, our articles of association or the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Ministry of Finance consents otherwise.

In addition, pursuant to the Communications Order, so long as we control Bezeq, any state, corporation controlled by a state or a governmental corporation or a corporation controlled by a governmental corporation cannot control our company.  Ownership of our shares, directly or indirectly, by a governmental corporation requires the prior written approval of the Israeli Prime Minister.  A “Hostile State,” as such term is defined in the Communications Order, a citizen or resident of a Hostile State, a corporation incorporated in a Hostile State or controlled by a resident or citizen of a Hostile State is not allowed to hold, directly or indirectly, 5% or more or a “significant influence” (as described above) in Bezeq.  Ownership, directly or indirectly, of 5% or more of Bezeq’s outstanding shares or a “significant influence” (as described above) in Bezeq requires the approval of the Prime Minister of Israel and the Israeli Minister of Communications as well as the consent of the Israeli Minister of Defense.

Provisions Restricting Change in Control of Our Company

Full Tender Offer.  A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be.  If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  However, the shareholders may petition the court to determine that the consideration for the acquired shares is less than the shares’ fair value and that the acquiring party should pay the shares’ fair value.  If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

Special Tender Offer.  The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a special tender offer if as a result of the acquisition the purchaser would become the holder of a ‘‘control block.’’  Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a ‘‘control block.’’  The requirement for a tender offer does not apply if there is already another holder of a control block.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company.  These requirements do not apply if:

●
the acquisition was made in a private placement the object of which was to confer to the acquiring party a ‘‘control block’’ where there is no holder of a ‘‘control block,’’ or to confer to the acquiring party 45% of the voting rights in the company where there is no holder of 45% of the voting rights in the company, and the private placement received the general meeting’s approval; or

●	the acquisition was from the holder of a ‘‘control block’’ and resulted in a person becoming the holder of a ‘‘control block;’’ or

●	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in a person becoming a holder of more than 45% of the voting rights in the company.

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

Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the surviving company.  A merger is not subject to the approval of the shareholders of the surviving company if:

●	the merger does not require the alteration of the memorandum or articles of association of the surviving company;

●
the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the surviving company, on a fully diluted basis;

●	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the surviving company; and

●	there is no person that holds 25% or more of the means of control in both companies.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

C.  Material Contracts

On October 25, 2009, B Communications entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications), for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.72 billion).  On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq.  In accordance with the terms of the transaction, effective as of the closing of the acquisition, B Communications designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors, which numbers a total of 13 directors.

On November 16, 2009, as part of the acquisition of the controlling interest in Bezeq, B Communications entered into an agreement to sell our legacy Communications Business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal for NIS 1.2 billion (approximately $318 million).  The transferred assets include, among other things, all of the assets, properties, subsidiaries, inventories, contracts, intellectual property rights, licenses and permits related to or that were used in connection with the legacy Communications Business, excluding certain retained cash and other customary excluded assets and certain indebtedness and other liabilities.  In addition, substantially all of the executive officers and employees employed by B Communications in such business upon the effective date of the sale were hired by Ampal, and B Communications assigned and transferred to Ampal all education funds (“keren hishtalmut”), managers’ insurance policies and/or pension funds, severance pay funds and any other funds that had been reserved or contributed to by B Communications for such transferred employees.  Regulatory approvals for the sale of our legacy Communications Business were obtained from the Israeli Ministry of Communications, Antitrust Commission, Income Tax Authority and the Israeli Court.  The sale of B Communications’ legacy Communications Business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.

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

Israeli Tax Considerations

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.  The following discussion also summarizes the material Israeli income tax consequences applicable to the purchase, ownership and disposition of our ordinary shares.  This discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment.  Examples of this kind of investor include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion.  Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.  To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.

General Tax Structure

General Corporate Tax Structure. Generally, Israeli companies were subject to corporate tax at the rate of 26% of their taxable income in 2009.  The corporate tax rate was reduced to 25% in 2010.  Corporate tax rates applicable for 2007 and 2008 were 29% and 27%, respectively.

In July 2009, the Israeli Parliament passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

On February 26, 2008 the Israeli Parliament enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of Effective Period), 2008, in accordance with which the effective period of the Adjustments Law ceased at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law are no longer applied, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the amendment, from the 2008 tax year, income for tax purposes are no longer adjusted to a real (net of inflation) measurement basis.  Furthermore, the depreciation of inflation immune assets and carried forward tax losses is no longer linked to the consumer price index, so that these amounts were adjusted until the end of the 2007 tax year after which they ceased to be linked to the consumer price index.  The effect of the amendment is reflected in the calculation of current and deferred taxes from 2008.

On February 4, 2010, the Israeli Tax Authorities issued a Temporary Order for amendment to the Israeli Income Tax Ordinance for the 2007, 2008 and 2009 tax years, prescribing that accounting under IFRS rules cannot determine taxable income even though the IFRS applies in the financial statements.  The amendment has no effect on our financial statements.

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

Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

●	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

●	who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

●	broker-dealers,

●	financial institutions,

●	certain insurance companies,

●	real estate investment companies or real estate investment trusts,

●	investors liable for alternative minimum tax,

●	tax-exempt organizations,

●	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

●	persons who hold the ordinary shares through partnerships or other pass-through entities,

●	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

●	investors that actually or constructively own 10% or more of our voting shares, and

●	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging, constructive sale or conversion transaction.

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

●	For purposes of this summary, a U.S. Holder is:

●	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

●	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

Subject to the discussion in “Passive Foreign Investment Companies” below, the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “-Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will be generally allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

The Health Care Reform and Education Reconciliation Act of 2010 (Pub. Law 111-152) requires certain U.S. Holders who are individuals to pay a 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers) or their “net investment income,” which generally includes capital gains from the disposition of property, for taxable years beginning after December 31, 2012.  this tax is in addition to any capital gains taxes due on such investment income.  A similar tax will apply to estates and trusts.  U.S. Holders should consult their tax advisors regarding the effect, if any, this law may have on them.

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

Passive Foreign Investment Companies

There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ordinary shares and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset which produces passive income.  Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  As a result of our disposition of our legacy Communications Business, we believe there is a substantial risk that we will qualify as a PFIC for the 2010 taxable year.

If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely make a “QEF election” or elect to “mark to market” your ordinary shares, as described below:

●           you will be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

●           the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

●           the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxable as ordinary income in the current year, and

●           you will be required to make an annual return on IRS Form 8621.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Both direct and indirect shareholders of PFICs are subject to the rules described above.  Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

●           A direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

●           A shareholder of a PFIC that is a shareholder of another PFIC, or

●           A 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ordinary shares on the last day of the last taxable year in which we were a PFIC.  Any gain would be recognized and subject to tax under the rules described above.  Loss would not be not recognized.  A U.S. Holder’s basis in its ordinary shares would be increased by the amount of gain, if any, recognized on the sale.  A U.S. Holder would be required to treat its holding period for its ordinary shares as beginning on the day following the last day of the last taxable year in which we were a PFIC.

If the ordinary shares are considered “marketable stock” and if you elect to “mark to market” your ordinary shares, you would not be subject to the rules described above.  Instead, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares.  If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time.  However, such deductions generally would be limited to the net mark to market gains, if any, that you included in income with respect to such ordinary shares in prior years.  Income recognized and deductions allowed under the mark to market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark to market gains, if any, that a U.S. Holder included in income with respect to such ordinary shares in prior years).  However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss.  Our ordinary shares should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

The rules described above would also not apply if you make a timely “Qualified Electing Fund” or “QEF” election with respect to your ordinary shares.  U.S. Holders making timely QEF elections, or Electing Holders, must annually report their pro rata share of our ordinary earnings and net capital gain, if any, regardless of whether or not the Electing Holder received distributions from us in that year.  The Electing Holder’s adjusted tax basis in our common shares will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our ordinary shares.  An Electing Holder will generally recognize capital gain or loss on the sale, exchange, or other disposition of our ordinary shares, and the interest penalty described above will not apply.

You would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with your timely filed U.S. federal income tax return (including extensions) for that year.  U.S. Holders who do not timely file a QEF election in a given year may be eligible to be treated as if they made a qualifying QEF election if they make a “deemed sale election” as that term is defined in the Code.  However, you would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.  The PFIC rules, and the rules relating to mark-to-market and QEF elections, are complicated, and you are urged to consult your tax advisor regarding their application to your particular circumstances.

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

The documents concerning our company referred to in this annual report may also be inspected at our offices located at 1 Alexander Yanai Street, Petach Tikva 49277, Israel.  We will provide a copy of this annual report containing our financial statements upon shareholders’ request.

I.  Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates.  We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

Bezeq is exposed to foreign currency effects mainly due to dollar-linked and euro-linked payments for purchases of terminal equipment and property, plant and equipment.  In addition, it provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the U.S. dollar. The Bezeq group has surplus liabilities over assets in foreign currency.  To hedge its exposure, the Bezeq group makes forward transactions and purchases options against the U.S. dollar.  The duration of the hedging transactions is the same as or shorter than the duration of the hedged exposures.

Effects of Changes in Interest Rates and the Israeli Consumer Price Index

The Series B Debentures that we issued in September 2007 and December 2009 and the convertible debentures that we issued in April 2005 are linked (principal and interest) to the Israeli consumer price index.  We also have marketable securities which are linked to the Israeli consumer price index.  A hypothetical 1% (based on December 31, 2009 statements of financial position) increase in the Israeli consumer price index would result in an increase in our expected financing expenses of approximately NIS 9.5 million ($2.5 million) and a hypothetical 1% decrease in the Israeli consumer price index would result in financing income of approximately NIS 9.5 million ($2.5 million).

The Series A debentures of B Communications that were issued during the period of March 2007 to May 2007 are linked (principal and interest) to the Israeli consumer price index.  B Communications also has marketable securities which are linked to the Israeli consumer price index. A hypothetical 1% (based on December 31, 2009 statements of financial position) increase in the Israeli consumer price index would result in an increase in its expected financing expenses of approximately NIS 3.2 million ($800,000) and a hypothetical 1% decrease in the Israeli consumer price index would result in financing income of approximately NIS 3.2 million ($800,000).

We pay interest on our short-term loan facility and credit line based on the Israeli Prime rate.  As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.

As a result of the NIS 4.4 billion ($1.16 billion) debt that B Communications incurred in connection with its acquisition of the controlling interest in Bezeq, of which NIS 2.6 billion ($690 million) is subject to variable interest rates and NIS 1.4 billion ($370 million) is subject to changes in the Israeli consumer price index, and the consolidation of Bezeq’s financial statements beginning in the 2010 second quarter, changes in interest rates and the Israeli consumer price index will have a greater impact on our financial statements.

As of March 31, 2010, Bezeq had debt of NIS 3.48 billion ($920 million) that is subject to variable interest rates and NIS 400 million ($106 million) that is subject to changes in the Israeli consumer price index.

Bezeq’s Exposure to Market Risks

Bezeq is exposed to market risks, mainly as a result of changes in interest rates, exchange rates, inflation, the prices of raw materials and equipment, and the prices of securities.  In 2009, Bezeq acted in accordance with a financial exposure management policy adopted by its Board of Directors.  Pursuant to that policy, Bezeq takes partial hedging actions depending on the circumstances and its own judgment, primarily for reducing its exposure to changes in the Israeli consumer price index and foreign currency exchange rates.  Bezeq monitors and reviews the Bezeq group’s exposure management every month, including, when necessary, making recommendations for change, if required, in the exposure management.

Bezeq has a significant surplus of liabilities for consumer price index linked assets, and the bulk of its financial exposure stems from the risk of a rise in inflation.  The rate of inflation also affects Bezeq’s operating income and operating expenses in the course of the year.  In addition, Bezeq’s tariff updating mechanism, which is subject to government regulation, is reviewed once a year and is influenced by the consumer price index.  As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq’s tariffs and its revenues and expenses during the year.

Bezeq’s exposure to change in the interest rate largely depends on the character of its financial liabilities and assets as well as future financing needs.  Most of Bezeq’s debt bears fixed interest, and therefore a change in the interest rate will affect its fair value rather than its carrying value.

Bezeq has investments in negotiable bonds that are stated in its books at their market value.  This market value is influenced by changes in the interest rates in the economy.  In addition, a change in the NIS exchange rate constitutes economic exposure that can affect Bezeq’s future profit and cash flows, mainly the repayment of currency-linked liabilities and payments for currency-linked purchases of equipment and raw materials.

The cash flow generated by Bezeq’s operations is used partially for investment in equipment.  The prices of the equipment are affected by the indices to which they are linked, including industry price indices, exchange rates and global prices.  Bezeq does not hedge against this exposure.  Bezeq is also exposed to changes in copper prices that result in a change in the residual value of its copper cable infrastructure.  In deploying its new generation network, Bezeq removes copper cables previously used to provide its services and sells the cooper from such cables, and the prices received are subject to the volatility of the copper market.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report.  Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

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

	Year Ended December 31,
Services Rendered	2008	2009

Audit (1)	$364,500	$543,783
Audit-related.	–	–
Tax	–	–
Other	–	–
Total	$364,500	$543,783

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

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

In November 2007, our Board of Directors authorized the repurchase of up to NIS 70 million (approximately $18.6 million) of our ordinary shares in the open market from time to time at prevailing market prices.  As of December 31, 2009, we had repurchased 2,051,797 ordinary shares under the program at a total purchase price of approximately NIS 70 million ($18.6 million), or an average price of NIS 35.3 ($9.4) per share, of which 144,189 ordinary shares were repurchased during 2007 at a total purchase price of approximately NIS 6.4 million, or an average price of NIS 44.5 per share, 1,834,287 ordinary shares were repurchased during 2008 at a total purchase price of approximately NIS 61.5 million, or an average price of NIS 33.6 per share, and 73,321 ordinary shares were repurchased during 2009 at a total purchase price of approximately NIS 2.0 million ($0.5 million), or an average price of NIS 27.9 ($7.4) per share.

In July 2008, our Board of Directors authorized a second repurchase program, for the repurchase of up to an additional NIS 70 million (approximately $18.6 million) of our ordinary shares in the open market from time to time at prevailing market prices.  As of December 31, 2009, we had repurchased 3,480,062 ordinary shares under the second program at a total purchase price of approximately NIS 70 million ($18.6 million), or an average price of NIS 20.1 ($5.3) per share, of which 1,812,684 ordinary shares were repurchased during 2008 at a total purchase price of approximately NIS 36.7 million, or an average price of NIS 20.2 per share, and 1,667,378 ordinary shares were repurchased during 2009 at a total purchase price of approximately NIS 33.3 million ($8.8 million), or an average price of NIS 20.0 ($5.3) per share.

In March 2010, our Board of Directors authorized a third repurchase program, for the repurchase of up to an additional NIS 30 million (approximately $7.9 million) of our ordinary shares in the open market from time to time at prevailing market prices.  The program follows the programs that were approved in November 2007 and July 2008 that have been completed.  On June 22, 2010, our Board of Directors authorized an increase in the third repurchase program by an additional NIS 14 million of our ordinary shares, following which we may repurchase up to NIS 44 million (approximately $11.7 million) of our ordinary shares under the third program.  As of June 30 2010, we had repurchased 330,756 ordinary shares under the third program at a total purchase price of approximately NIS 30 million ($7.9 million), or an average price of NIS 90.7 ($24.0) per share.

The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased as part of our publicly announced repurchase programs and the maximum number of shares that may yet be purchased under the programs.

Period in 2009	Total Number of Shares Purchased	Average Price Paid per Share NIS	Average Price Paid per Share $ ($1=NIS 3.775)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate NIS Value of Shares that May Yet Be Purchased Under the Plans or Programs	Approximate $Value ($1=NIS 3.775) of Shares that May Yet Be Purchased Under the Plans or Programs

January	801,804	15.1	4.0	4,666,285	21,252,381	5,629,770
February	103,800	19.3	5.1	4,770,085	19,247,181	5,098,591
March	173,209	20.4	5.4	4,943,294	15,717,328	4,163,531
April	37,200	20.4	5.4	4,980,494	14,959,649	3,962,821
May	310,901	20.7	5.5	5,291,395	8,512,562	2,254,983
June	75,273	25.8	6.8	5,366,668	6,572,454	1,741,047
July	62,300	28.7	7.6	5,428,968	4,786,543	1,267,958
August	48,891	33.0	8.7	5,477,859	3,175,262	841,129
September	4,000	37.0	9.8	5,481,859	3,027,279	801,928
October	–	–	–	5,481,859	3,027,279	801,928
November	–	–	–	5,481,859	3,027,279	801,928
December	50,000	60.0	15.9	5,531,859	27,279	7,226

ITEM 16F.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Listing Rule 5615(c)(1), since Eurocom Communications holds more than 50% of our voting power.  Under NASDAQ Listing Rule 5615(c)(2), a controlled company is exempt from the following requirements of NASDAQ Listing Rule 5605:

●
The requirement that the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Listing Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

●
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

●
The requirement that director nominees either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.  Instead, we follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders;

If the “controlled company” exemptions cease to be available to us under NASDAQ Listing Rules, we may instead elect to follow Israeli law instead of the foregoing NASDAQ requirements, as described below.

NASDAQ Listing Rules and Home Country Practice

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Listing Rules.  As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.  FINANCIAL STATEMENTS

ITEM 19.  EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant*
1.2	Amended and Restated Articles of Association of the Registrant
2.1	Specimen of Share Certificate*
2.2	Terms of Convertible Debentures Traded on Tel Aviv Stock Exchange**
2.3	Terms of Warrants Traded on Tel Aviv Stock Exchange**
2.4	Form of B Communications Ltd. Series A Debenture Certificate for Notes issued in March 2007 and May 2007***
4.1	Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman*
4.2	Share Purchase Agreement dated October 25, 2009, between B Communications Ltd. (formerly 012 Smile.Communications Ltd.) and Ap.Sb.Ar. Holdings Ltd.
4.3	First Amendment to the Share Purchase Agreement dated as of March 28, 2010, between B Communications (SP2) Ltd. and Ap.Sb.Ar. Holdings Ltd.
4.4	Asset Purchase Agreement dated November 16, 2009, between Ampal Communication 2010 Ltd., B Communications Ltd. (formerly 012 Smile.Communications Ltd.) and Merhav Ampal Energy Ltd., as Guarantor****
4.5	English translation of Bezeq Control Permit issued by the Prime Minister of Israel and Israeli Minister of Communication to members of the Eurocom Group on April 13, 2010
4.6
English translation of Credit Agreement dated February 11, 2010 between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Amitim (Senior Pension Funds), Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd. and Union Bank of Israel (as Lenders)

4.7	English translation of Loan Agreement dated February 18, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. group

Exhibit	Description

4.8	English translation of Addendum and Amendment No. 1 the Credit Agreement dated February 11, 2010, dated April 14, 2010, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd., Union Bank of Israel, Central Benefits Fund of Histadrut Employees Ltd. (under special management), Makefet Fund Pension and Provident Center - AS Ltd. Pension Fund, Makefet Fund Pension and Provident Center - AS Ltd. (under special management) – Other-Purpose Funds, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) - Pension Fund, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) Illness and Accident Provident Fund, Hadassa Employees Pension Fund Ltd. (under special management), “Egged” Members Pension Fund Ltd. (under special management) – Pension Track and “Egged” Members Pension Fund Ltd. (under special management) – Full Pension Track (as Lenders)
4.9
English translation of Addendum and Amendment No. 1 the Loan Agreement dated February 18, 2010, dated April 14, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. group

8	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (Registration No. 333-10576), and incorporated herein by reference.

**	Previously filed as exhibit to the Registrant’s Report on Form 6-K for the month of April 2005 submitted to Securities and Exchange Commission on April 11, 2005, and incorporated herein by reference.

***	Previously filed as exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

****
Previously filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of June 2010 submitted to Securities and Exchange Commission on June 23, 2010, and incorporated herein by reference.

Internet Gold – Golden Lines Ltd.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Internet Gold - Golden Lines Ltd.:

We have audited the accompanying consolidated statements of financial position of Internet Gold – Golden Lines Ltd. and its subsidiaries (hereinafter - “the Company”) as at January 1, 2008, December 31, 2008 and 2009 and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows, for the years ended December 31, 2008 and 2009. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at January 1, 2008, December 31, 2008 and 2009 and its consolidated results of operations and cash flows, for the years ended December 31, 2008 and 2009 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s annual consolidated financial statements for 2008 were previously prepared in conformity with U.S. generally accepted accounting principles.  As more fully described in Note 2A to the consolidated financial statements, the Company elected in 2009, to change the basis of accounting used in preparing its financial statements for it to be in conformity with IFRS as issued by the IASB.  Consequently, the Company’s annual prior year financial statements for 2008, referred to above, are now being presented in accordance with IFRS as issued by the IASB.

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars (“dollars”) solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels (“NIS”) have been translated into dollars on the basis set forth in Note 2E to the consolidated financial statements.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
June 30, 2010

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In thousands)

					Convenience
					translation into
					U.S. dollars
		January 1	December 31		(Note 2)
		2008	2008	2009	2009
	Note	NIS	NIS	NIS	US$

Assets
Cash and cash equivalents	7	601,926	86,090	1,349,759	357,552
Marketable securities	8	161,353	214,895	99,131	26,260
Trade receivables	9	224,616	217,796	12,677	3,358
Parent company receivables	27	-	-	1,765	467
Related parties receivables	27	4,294	1,729	4,017	1,064
Other receivables	9	23,683	27,046	7,590	2,011
Assets classified as held-for-sale	6	-	-	1,360,274	360,337

Total current assets		1,015,872	547,556	2,835,213	751,049

Long-term trade receivables	9	3,460	6,350	-	-
Marketable securities	8	-	279,823	-	-
Property and equipment	10	137,850	139,104	1,044	277
Intangible assets	11	663,487	631,989	8,034	2,128
Employee benefit assets	19	12,339	10,061	-	-
Deferred expenses	12	288,653	284,581	-	-
Deferred tax assets	20	333	1,440	1,315	348

Total non-current assets		1,106,122	1,353,348	10,393	2,753

Total assets		2,121,994	1,900,904	2,845,606	753,802

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Consolidated Statement of Financial Position as at (cont’d)

(In thousands)

					Convenience
					translation into
					U.S. dollars
		January 1	December 31		(Note 2)
		2008	2008	2009	2009
	Note	NIS	NIS	NIS	US$

Liabilities
Current maturities of long-term
liabilities and short term bank credit	13	88,732	53,976	462,835	122,605
Current maturities of debentures	15	5,330	100,142	215,994	57,217
Current maturities of convertible
debentures	16	19,039	17,516	17,682	4,684
Trade payables	14	170,797	148,580	7,096	1,880
Other payables	14	69,084	71,741	8,817	2,336
Related parties payables	27	211	3,223	90	24
Current tax liabilities		32,270	23,528	24,569	6,508
Deferred income		7,871	5,561	1,251	331
Liabilities classified as held-for-sale	6	-	-	270,394	71,628
Total current liabilities		393,334	424,267	1,008,728	267,213

Debentures	15	839,433	804,346	1,043,645	276,462
Convertible debentures	16	111,072	79,429	100,260	26,559
Long-term obligations		32,265	760	-	-
Employee benefits	19	254	467	175	46
Deferred tax liabilities	20	626	-	-	-
Total non-current liabilities		983,650	885,002	1,144,080	303,067

Total liabilities		1,376,984	1,309,269	2,152,808	570,280

Equity	22
Share capital		248	248	248	66
Share premium		486,640	487,921	491,603	130,225
Treasury shares		(6,423)	(106,550)	(139,864)	(37,050)
Capital reserve for financial assets
available-for-sale		-	(42,757)	745	197
Retained earnings		68,511	46,459	106,791	28,289
Total equity attributable to
equity holders of the Company		548,976	385,321	459,523	121,727
Non-controlling interest		196,034	206,314	233,275	61,795
Equity		745,010	591,635	692,798	183,522

Total liabilities and equity		2,121,994	1,900,904	2,845,606	753,802

/s/ Eli Holtzman Eli Holtzman Chief Executive Officer and Director	/s/ Doron Turgeman Doron Turgeman Chief Financial Officer

Date of approval of the financial statements: June 30, 2010

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Income for the Year Ended December 31

(In thousands, except share data)

				Convenience
				translation into
				U.S. dollars
				(Note 2)
		2008	2009	2009
	Note	NIS	NIS	US$

Revenues		1,167,327	1,243,088	329,295

Cost and expenses
Depreciation and amortization		117,503	98,642	26,130
Salaries	23	183,917	171,139	45,335
General and operating expenses	24	741,055	810,963	214,825
Other operating expenses		7,258	2,448	648
Other operating income		(12,839)	-	-

		1,036,894	1,083,192	286,938

Operating income		130,433	159,896	42,357

Finance expense		138,700	133,908	35,471
Finance income		(27,202)	(131,806)	(34,915)

Finance expense, net	25	111,498	2,102	556

Income before income tax		18,935	157,794	41,800
Income tax	20	22,747	57,784	15,307

Net income (loss) for the year		(3,812)	100,010	26,493

Income (loss) attributable to:
Owners of the Company		(18,315)	62,239	16,487
Non-controlling interest		14,503	37,771	10,006
Income (loss) for the year		(3,812)	100,010	26,493

Earnings per share	26
Basic earnings (loss) per share		(0.85)	3.39	0.89

Diluted earnings (loss) per share		(0.89)	3.39	0.89

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Comprehensive Income for the year ended December 31

(In thousands)

				Convenience
				translation into
				U.S. dollars
				(Note 2)
		2008	2009	2009
	Note	NIS	NIS	US$

Net (loss) income for the year		(3,812)	100,010	26,493
Net change in fair value of available-for-
sale financial assets		(53,533)	84,762	22,454
Net change in fair value of available-for-
sale financial assets transferred to profit or loss		2,569	(32,481)	(8,604)
Defined benefit plan actuarial losses, net	19	(6,079)	(1,253)	(332)
Income tax on comprehensive income	20	5,807	(4,537)	(1,202)

Total comprehensive (loss) income for the year		(55,048)	146,501	38,809
Total comprehensive (loss) income attributable to:
Owners of the Company		(64,809)	105,026	27,822
Non-controlling interest		9,761	41,475	10,987

Total comprehensive (loss) income for the year		(55,048)	146,501	38,809

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Changes in Equity

(in thousands except share data)

	Attributable to equity holders of the Company
					Capital
					reserve
	Share capital				for financial
					assets			Non-
	Number of		Share	Treasury	available	Retained		controlling	Total
	Shares(1)	Amount	premium	shares	for-sale	earnings	Total	interest	equity
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2008	23,372,953	248	486,640	(6,423)	-	68,511	548,976	196,034	745,010

Changes during 2008:
Other comprehensive income	-	-	-	-	(42,757)	(3,737)	(46,494)	(4,742)	(51,236)
Net loss for the year	-	-	-	-	-	(18,315)	(18,315)	14,503	(3,812)
Treasury shares at cost	(3,720,292)	-	-	(100,127)	-	-	(100,127)	-	(100,127)
Conversion of convertible debentures	1,264	*) -	94	-	-	-	94	-	94
Purchase of non-controlling interest	-	-	1,187	-	-	-	1,187	(2,910)	(1,723)
Share-based compensation in
subsidiary	-	-	-	-	-	-	-	3,429	3,429

Balance as at December 31, 2008	19,653,925	248	487,921	(106,550)	(42,757)	46,459	385,321	206,314	591,635

*)           Represent an amount less than NIS 1 thousand.

(1)           Net of shares held by the Company.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Changes in Equity

(in thousands except share data)

	Attributable to equity holders of the Company
					Capital
					reserve for
					financial					Convenience
	Share capital				assets					translation
					available-			Non-		into
	Number of		Share	Treasury	for-	Retained		controlling	Total	US dollars
	Shares(1)	Amount	premium	shares	sale	earnings	Total	interest	equity	(Note 2)
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2009	19,653,925	248	487,921	(106,550)	(42,757)	46,459	385,321	206,314	591,635	156,724

Changes during 2009:
Other comprehensive income	-	-	-	-	43,502	(715)	42,787	3,704	46,491	12,315
Net income for the year	-	-	-	-	-	62,239	62,239	37,771	100,010	26,493
Treasury shares at cost	(1,667,375)	-	-	(33,314)	-	-	(33,314)	-	(33,314)	(8,825)
Conversion of convertible
debentures	5,352	*) -	1,008	-	-	-	1,008	-	1,008	267
Contribution by parent company	-	-	1,068	-	-	-	1,068	349	1,417	375
Contribution to a subsidiary	-	-	-	-	-	(1,192)	(1,192)	1,192	-	-
Shares buyback in subsidiary	-	-	-	-	-	-	-	(115)	(115)	(30)
Acquisition of non-controlling interest	-	-	1,606	-	-	-	1,606	(20,896)	(19,290)	(5,110)
Share-based compensation in
subsidiary	-	-	-	-	-	-	-	4,956	4,956	1,313

Balance as at December 31, 2009	17,991,902	248	491,603	(139,864)	745	106,791	459,523	233,275	692,798	183,522

*)           Represent an amount less than NIS 1 thousand.

(1)           Net of shares held by the Company.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

(In thousands)

			Convenience
			translation into
			U.S. dollars
			(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Cash flows from operating activities
Net income	(3,812)	100,010	26,493

Adjustments for:
Depreciation	44,333	33,158	8,784
Amortization of intangible assets	46,537	41,341	10,951
Amortization of deferred expenses	26,633	24,143	6,395
Gain on redemption of Company’s debentures	(5,389)	-	-
Finance expense (income), net	131,853	(4,964)	(1,315)
Share-based compensation	3,429	4,956	1,313
Other operating income	(12,839)	-	-
Change in employee benefits	(3,588)	(4,561)	(1,208)
Income tax expense	22,747	57,784	15,307
	253,716	151,857	40,227
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	3,935	(11,778)	(3,120)
Decrease (increase) in other receivables	(6,748)	10,034	2,658
Increase (decrease) in trade payable	(21,444)	14,915	3,951
Increase in other payables	5,087	6,029	1,597
Parent company payables (receivables) and
related parties, net	5,576	(2,874)	(761)
Change in other income	(2,310)	(216)	(57)

Income tax paid, net	(26,164)	(30,694)	(8,131)
	(42,068)	(14,584)	(3,863)

Net cash provided by operating activities	207,836	237,283	62,857

Cash flows from investing activities
Purchase of property and equipment	(48,318)	(45,775)	(12,125)
Investment in intangible assets and deferred expenses	(45,633)	(112,914)	(29,911)
Investment in marketable securities	(694,148)	(483,452)	(128,067)
Proceeds from sale of marketable securities	266,418	1,033,106	273,670
Proceeds in respect of MSN transaction	22,000	-	-
Interest received	17,605	16,701	4,424

Net cash (used in) provided by investing activities	(482,076)	407,666	107,991

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In thousands)

			Convenience
			translation into
			U.S. dollars
			(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Cash flows from financing activities
Short-term borrowing, net	(34,755)	411,657	109,048
Repayment of long-term loans from bank	(7,176)	-	-
Redemption of Company’s debentures	(31,385)	-	-
Repayment of debentures	-	(54,635)	(14,473)
Repayment of convertible debentures	(15,406)	(14,528)	(3,848)
Repayment of long-term obligations	(3,275)	(3,133)	(830)
Issuance of debentures	-	399,148	105,735
Interest paid	(27,714)	(71,924)	(19,053)
Purchase of non-controlling interest	(1,723)	(19,405)	(5,140)
Purchase of treasury shares at cost	(100,127)	(33,314)	(8,825)

Net cash (used in) provided by financing activities	(221,561)	613,866	162,614

Net increase/decrease in cash and cash equivalents	(495,801)	1,258,815	333,462
Cash and cash equivalents as at the beginning of the year	601,926	86,090	22,805
Effect of exchange rate fluctuations on cash and
cash equivalents	(20,035)	5,789	1,533

Cash and cash equivalents as at the end of the years (1)	86,090	1,350,694	357,800

(1)           As at December 31, 2009, NIS 934 is presented under assets classified as held-for-sale.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 1 - Reporting Entity

Internet Gold–Golden Lines Ltd. (hereinafter - the Company) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is: 1 Alexander Yanai Street, Petach Tikva, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2009, comprise the Company and its subsidiaries (together referred to as the Group). The Company is a subsidiary of Eurocom Communications Ltd. (hereinafter - Eurocom or the Parent Company). The Group is a communications services provider in Israel, focused on offering broadband and traditional voice services to residential and business customers, as well as to domestic and international communications services providers or carriers. The Group also provides diversified Internet media services in Israel, and generates revenues through the sale of advertising on its websites (e-advertising), the sale of products and services on the Internet and from the delivery of paid content to subscribers (e-Commerce). The securities of the Company are registered for trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

In January 2010, B Communications Ltd. (formerly: 012 Smile.Communications Ltd.) (hereinafter - B Communications), a subsidiary of the Company, completed the sale of its legacy communication business to a wholly-owned subsidiary of Ampal-American Israel Corporation (hereinafter - Ampal), which sale was effective as at January 1, 2010. For more details see Note 6.

On April 14, 2010, B Communications completed the acquisition of 30.44% of the outstanding shares of Bezeq The Israel Telecommunications Corp. Ltd. (hereinafter - Bezeq) and became the controlling shareholder of Bezeq. For more details see Note 30.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB. These are the Group’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1, “First-time Adoption of International Financial Reporting Standards”, has been applied. An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in Note 29.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on June 30, 2010.

B.	Early adoption of amendment to IAS 1, Presentation of Financial Statements, Presentation of the statement of changes in shareholders' equity

As from January 1, 2008 the Group early adopted the amendment to IAS 1, Presentation of Financial Statements, which was issued in the framework of annual improvements to IFRSs 2010, pursuant to which the Group presents in the statement of changes in shareholders’ equity, for each component of equity, a reconciliation between the carrying amount at the beginning of the period and the carrying amount at its end, and provides separate disclosure for each change resulting from profit or loss, comprehensive income, and transactions with the owners in their capacity as owners. The Company provides disclosure for the said reconciliation with separate disclosure for each change resulting from each component of comprehensive income as part of the notes to the annual consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

C.	Functional and presentation currency

These consolidated financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand.

D.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, convertible debentures linked to the Israel CPI, financial instruments at fair value through profit or loss and financial instruments at fair value classified as available-for-sale.

The Group’s net obligation in respect of a defined benefit plan for post-retirement benefits is recognized as the net total of the present value of the defined benefit obligation, less the fair value of the plan assets and less the cost past service not yet recognized.

The Group's held-for-sale assets are stated at the lower of carrying amount and fair value less estimated selling costs.

E.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at December 31, 2009, have been presented in dollars, translated at the representative rate of exchange as at December 31, 2009 (NIS 3.775 = US$ 1.00). The dollar amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRSs translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

F.	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates and judgments in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are described:

—
Employee benefits - The present value of employee post retirement benefits depends on several factors that are determined on an actuarial basis using assumptions. The assumptions used in determining the net expense (income) in respect of such benefits include the long-term yield rate of the plan assets, the rate of future salary rises and the discount rate.  Any change in these assumptions affects the carrying amount of the liability for employee benefits.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

F.	Use of estimates and judgments (cont’d)

—	(cont’d)

The Group determines the discount rate at every year-end. The discount rate is used to discount the future anticipated cash flows for the settlement of the liability.  In determining the discount rate, the Group takes into consideration the interest rates of Israeli Government debentures that have maturity dates approximating the terms of the Group’s obligations.

Additional assumptions used in determining the liability are partly based on current market conditions. Further information is provided in Note 19.

—
Contingent liabilities - When assessing the possible outcomes of legal claims that were filed against the Group, the Group relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates.

—
Impairment of assets - the Company examines on every reporting date whether there have been any events or changes in circumstances which would indicate impairment of one or more non-monetary assets. When there are indications of impairment, it examines whether the carrying amount of the investment can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary, it records an impairment provision up to the amount of the recoverable value. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Company regarding the economic conditions that will exist during the remaining useful life of the asset. Changes in these estimates may result in material changes to the carrying amounts of the assets and to the results of operations.

—
Trade receivables - The financial statements include an impairment loss in trade and other receivables which properly reflects, according to management’s estimation, the potential loss from non-recoverable amounts. The Company provides for impairment loss based on its experience in collecting past debts, as well as on information on specific debtors. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

—
Conversion feature in CPI-linked convertible debentures - The conversion feature is measured at fair value through profit or loss using a binomial model for valuing convertible bonds. The valuation model takes into account estimates regarding, among other things, risk-free interest rate, credit risk of the Company, expected volatility of the Company’s share price etc. Changes in these estimates may result in material changes to the fair value of the conversion feature and to the results of operations.

—	Deferred taxes - the Company records deferred tax assets and liabilities based on estimates and assumptions about future taxable income and future tax consequences.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies

The preparation of the consolidated financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared in conformity of U.S. generally accounting policies (US GAAP).

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS statement of financial position at January 1, 2008 for the purposes of the transition to IFRSs, as required by IFRS 1 unless otherwise indicated.

A.	Basis of consolidation

These consolidated financial statements include consolidation of the Company and its subsidiaries, B Communication Ltd. (formerly: 012 Smile.Communications Ltd.) (hereinafter - B Communications) and Smile.Media Ltd. (hereinafter - Smile). All intercompany transactions and balances were eliminated upon consolidation.

(1)	Business combinations

In respect of acquisition prior to January 1, 2008, goodwill represents the amount recognized under the Company’s previous GAAP (US GAAP).

(2)	Acquisition of non-controlling interest

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders. Therefore no goodwill is recognized as a result of such transactions.

(3)	Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

B.	Foreign currency transactions

Transactions in foreign currencies are translated to the NIS at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to NIS at the exchange rate at that date.

C.	Financial instruments

Financial instruments are recognized when the Company enters into the contractual terms of the instrument. Financial instruments are initially measured at fair value. Financial assets are derecognized when the contractual rights of the Company to the cash flows deriving from the financial asset expire, or when the Company transfers the financial asset to others without retaining control in the asset, or transfers all the risks and rewards deriving from the asset. Sales and acquisitions of financial instruments are recognized on the transaction date, that is the date on which the Company is obligated to sell or purchase the asset. Financial liabilities are derecognized when the Company's contractual obligations expire, or when it is settled or cancelled.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(1)	Non-derivative financial assets

Non-derivative financial assets are comprised of financial assets at fair value through profit or loss, loans, receivables and available-for-sale securities.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred.

Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not traded on an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and cash equivalents comprise cash balances available for immediate use and call deposits with original maturities of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(2)	Non-derivative financial liabilities

The Group initially recognizes debt securities and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Group's non-derivative financial liabilities are comprised of debentures, long-term liabilities, trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(3)	Derivative financial instruments

The Group holds derivative financial instruments which were not designated in a qualifying hedge relationship to hedge its foreign currency exposures.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(4)	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, are remeasured every period in accordance with the actual increase in the CPI.

(5)	Share capital

Ordinary shares
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Treasury shares
When share capital recognized as equity is repurchased the amount of the consideration paid, which includes directly attributable costs, is net of any tax effects, and is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is carried to share premium.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

D.	Property and equipment

(1)	Recognition and measurement

Property and equipment items are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When major parts of a property and equipment item (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment items are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment, and are recognized net within “other income” in profit or loss.

(2)	Subsequent costs

The cost of replacing part of a property and equipment item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

(3)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative periods are as follows:
%
— Network equipment and computers	15-33
— Furniture and office equipment	6-15
— Motor vehicles	15
— Leasehold improvements	Shorter of the lease term or the useful life of the assets (mainly 10 years)

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

E.	Intangible assets

(1)	Goodwill and brand name

Goodwill and brand name arose on the acquisition of 012 Golden Lines Ltd. on December 31, 2006.

In respect of acquisitions prior to January 1, 2008 (the date of transition to IFRS), goodwill and brand name represent their deemed costs which represent the amounts recorded under previous GAAP.

Subsequent recognition

Goodwill and brand name arose measured at cost less accumulated impairment losses.

(2)	Other intangible assets

Other intangible assets that are acquired by the Group and have infinite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

(3)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(4)	Amortization

Amortization is recognized in profit or loss on a straight-line basis, (except customer relationship), over the estimated useful lives of the intangible assets other than goodwill and brand name from the date they are available for use. Customer relationships are amortized according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship.

The estimated useful lives for the current and comparative periods are as follows:

— Licenses	20	years
— Subscribers acquisition costs	1-3	years
— Customer relationships	8-10	years
— Capitalized software costs	5	years

The estimates regarding the amortization method and useful life are reassessed at each reporting date and adjusted if appropriated.

The Group examines the useful life of an intangible asset that is not periodically amortized in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

F.	Deferred expenses

Deferred expenses consist of right of use (ROU) of international fiber optic cables and are amortized on a straight-line basis over the relevant term of the service agreement which range from 15-20 years.

G.	Impairment

(1)	Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial assets is impaired if objective evidence indicates that a loss has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity.

(2)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and brand name that have indefinite useful lives, the recoverable amount is estimated each year and on the same date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

G.	Impairment (cont’d)

(2)	Non-financial assets (cont’d)

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

H.	Non-current assets held-for-sale

Non-current assets (or group of assets and liabilities held for disposal) that are expected to be recovered primarily through sale rather than through continuing use are classified as held-for-sale. Immediately before classification as held-for-sale, the assets (or components of a disposal group) are remeasured in accordance with the Group’s accounting policies. Thereafter the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis. No losses are allocated to financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with the Group’s accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains or losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

I.	Employee benefits

(1)	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.

(a)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which services are rendered by employees.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

I.	Employee benefits (cont’d)

(1)	Post-employment benefits (cont’d)

(b)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on Government bonds denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in benefit for the Company, the recognized assets is limited up to total of any unrecognized past service cost and the net present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Group plan. An economic benefit is available to the Company if it is realisable during the life of the plan, or on settlement of the plan liabilities.

When in the framework of a minimum contribution requirement, there is an obligation to pay additional amounts for services that were provided in the past, the Company recognizes an additional obligation (increases the net liability or decreases the net asset), if such amounts are not available as an economic benefit in the form of a refund from the plan or the reduction of future contributions.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

The Group recognizes all actuarial gains and losses arising from defined benefit plans directly in retained earnings.

(2)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(3)	Share-based payment transactions

The grant date fair value of options granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. The Company recognizes compensation expense with respect of options on B Communications shares that have been granted to B Communications employees. See also Note 22.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

J.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Legal claims
A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably. When the value of time is material, the provision is measured at its present value.

K.	Revenue

(1)	Communication services revenue

Revenue derived from usage of the Company’s networks, including business, residential and carrier long distance traffic, data and Internet traffic services. Revenue is recognized when the services are provided, the amount of revenue can be measured reliably and recovery of the consideration is probable.

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

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web and server hosting. These fees are recognized as services are provided. The Group records payments received in advance for services and services to be provided under contractual agreements, such as Internet broadband, as deferred income until such related services are provided.
The Group also offers value-added services including web faxing services, anti-spam and anti-virus protection. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Revenues from enhanced features and optional services are recognized when earned.

Revenues from sales of equipment such as routers that are not contingent upon the delivery of additional products or services are recognized when products are delivered to and accepted by customers and all other revenue recognition criteria are met.

In revenue arrangements including more than one deliverable, the arrangement consideration is allocated to each deliverable based on the fair value of the individual element. The Group determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a stand alone basis.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

K.	Revenue (cont’d)

(2)	Media revenue

The Company generates revenues through the sale of advertising on its websites and the sale of products on the Internet (e-Commerce).

In all cases, revenue is recognized only when recovery of the consideration is probable, the associated costs and the amount of revenue can be measured reliably, and all other revenue recognition criteria are met. Where the Company enters into sales contracts for the sale of multiple products or services, the Company evaluates whether it has objective fair value evidence for each deliverable in the transaction. If the Company has objective fair value evidence for each deliverable of the transaction, then it accounts for each deliverable separately, based on the relevant revenue recognition accounting policies. However, if the Company is unable to determine objective fair value for one or more undelivered elements of the transaction or where revenue from a delivered unit is contingent upon the delivery of additional items or meeting other specified performance conditions, revenue recognition is determined for the combined deliverables as a single unit of accounting. The Company accounts for cash consideration given to customers for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value, as a reduction of revenue rather than as an expense.

The Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded gross. If the Company is not primarily obligated and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, the Company will generally record the net amounts as commissions earned.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

L.	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense on a straight-line basis, over the term of the lease.

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset.

M.	Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance expenses comprise interest expense on borrowings, changes in time value of provisions, changes in the fair value of financial assets at fair value through profit or loss, and impairment losses recognized on financial assets. All borrowing costs, which are not discounted, are recognized in profit or loss using the effective interest method. Foreign currency gains and losses are reported on a net basis.

N.	Income tax

Income tax expense is comprised of current and deferred tax. Current and deferred tax expense are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred taxes are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

O.	Earnings per share

The Group presents basic and diluted earnings per share (hereinafter - EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise from convertible debentures.

P.	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s Chief Operating Decision Maker (hereinafter - CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group has decided to early adopt the amendment to IFRS 8, operating segments, which was published as part of the 2009 Improvements to IFRSs project, according to which information about segments assets is required only if such information is reported regularly to the Group’s CODM.

Q.	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. The difference between the fair value and the consideration from the transaction was recorded against share premium.

R.	New standards and interpretations not yet adopted

-
In the framework of the 2009 Improvements to IFRSs project, in April 2009 the IASB published and approved 15 amendments to various IFRS on a wide range of accounting issues. The amendments shall apply to periods beginning on or after January 1, 2010 and permit early adoption, subject to the specific conditions of each amendment. Presented hereunder are the amendments that may be relevant to the Group and are expected to have an effect on the financial statements:

•
Amendment to IAS 39, Financial Instruments: Recognition and Measurement - Scope exemption for business combination contracts. The Amendment clarifies that the scope exemption in IAS 39 is restricted to forward contracts between an acquirer and a seller with respect to the sale or acquisition of a controlled entity, in a business combination at a future acquisition date. In addition, the term of the forward should not be longer than the period normally necessary for obtaining the approvals required for the transaction. The Amendment is to be applied prospectively to all unexpired contracts for annual periods beginning on or after January 1, 2010. The Group examines the effect that the Amendment may have on its financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

R.	New standards and interpretations not yet adopted (cont’d)

•
Amendment to IAS 36, Impairment of Assets - Unit of accounting for goodwill impairment test. In accordance with the Amendment, for purposes of impairment testing the largest cash-generating unit to which goodwill should be allocated is the operating segment level as defined in IFRS 8 before applying the aggregation criteria in Paragraph 12 of IFRS 8. The Amendment is to be applied prospectively for annual periods beginning on or after January 1, 2010.

-
IFRS 9, Financial Instruments. This standard is the first part of a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter - IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets. In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other financial assets are measured at fair value through profit or loss.

Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment. The Standard removes financial liabilities from its scope.

The Standard is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. In particular, if an entity adopts the Standard for reporting periods beginning before January 1, 2012 it is not required to restate prior periods. The Standard is expected to impact the classification and measurement of financial assets. The extent of the impact has not yet been determined.

Note 4 - Determination of Fair Values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 4 - Determination of Fair Values (cont’d)

A.	Marketable securities

Equity and debt securities classified as available-for-sale are measured using quoted market prices at the reporting date.

B.	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

C.	Derivatives

The fair value of foreign currency forward contracts is based on quoted prices and market observable data of similar instruments.

The fair value of derivative option contracts granted to B Communications to receive loan at “risk free” or lower rates from Eurocom (see Note 27 for further details) is based on valuation performed by an external valuation services firm. The value of the options was calculated according to Black-76 model which is log-normal forward model.

D.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date, except for debenture that are stated for disclosure purpose at quoted market price at the reporting date.

The fair value of the conversion feature of the Company’s convertible debentures is determined using an external valuation expert using a binomial valuation model which takes into account inputs, such as, expected volatility, expected life of the instrument, risk-free interest rate etc’.

E.	Share-based payment transactions

The fair value of employee share options is measured using the Black-Scholes model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 5 - Segment Reporting

The Group operates within two industries, as described below:

•
The Communications Services business which includes two reportable segments, broadband services and traditional voice services:  Broadband services include broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, server hosting and WiFi network of hotspots across Israel; Traditional voice services include incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

•	Media includes website content provision, operating portals, search engines, lead-generation, e-Commerce and paid content.

The majority of the Group's property and equipment is utilized by the communications segments and therefore is not allocated between these segments.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the CODM. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Unallocated expenses represent sales, marketing, general and administrative expenses that are utilized by both segments and therefore are not allocated between the segments.

Year ended December 31, 2009

						Convenience
						translation
						into U.S.
		Traditional				dollars
	Broadband	Voice	Media	Adjustments	Total	(Note 2)
	NIS	NIS	NIS	NIS	NIS	US$

External revenue	608,503	563,767	70,818	-	1,243,088	329,295
Internal revenues	824	-	241	(1,065)	-	-
Total revenue	609,327	563,767	71,059	(1,065)	1,243,088	329,295

Segment profit	273,686	95,661	16,995	(801)	385,541	102,130

Unallocated expenses					225,645	59,774
Operating income					159,896	42,357

Finance expenses					133,908	35,471
Finance income					(131,806)	(34,915)

Income before income taxes					157,794	41,800

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 5 - Segment Reporting (cont’d)

Year ended December 31, 2008

		Traditional
	Broadband	Voice	Media	Adjustments	Total
	NIS	NIS	NIS	NIS	NIS

External revenue	546,986	557,224	63,117	-	1,167,327
Internal revenues	1,993	-	-	(1,993)	-
Total revenue	548,979	557,224	63,117	(1,993)	1,167,327

Segment profit	241,083	113,482	15,484	(801)	369,250

Unallocated expenses					238,817
Operating income					130,433

Finance expenses					138,700
Finance income					(27,202)

Income before income taxes					18,935

Note 6 - Assets and Liabilities Classified as Held-for-Sale

On October 25, 2009, B Communications Ltd. (formerly 012 Smile.Communications Ltd.) entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications), for an aggregate cash purchase price of NIS 6.5 billion.

As part of B Communications' decision to acquire the control share in Bezeq, and as a result of Israeli regulatory requirements, B Communications has determined to sell its communications business. Such decision was made independently without relation to whether to Bezeq transaction would be completed.

As a result of the abovementioned, as from October 25, 2009, B Communications' legacy communications business has been classified as "held-for-sale".

On November 16, 2009, B Communications entered into an agreement to sell its legacy communications business to a subsidiary of Ampal for NIS 1.2 billion. The transferred assets include, among other things, all of its assets, properties, subsidiaries, contracts, intellectual property rights, licenses and permits related to and/or used in connection with its legacy communications business. In addition, substantially all of its executive officers and employees employed in such business, upon the effective date of the sale were hired by Ampal.

Regulatory approvals for the sale of its legacy communications business obtained from the Israeli Ministry of Communications, Antitrust Commission, Income Tax Authority and the Israeli Court. B Communications completed the sale of its legacy communications business to Ampal, which sale was effective as at January 1, 2010.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 6 - Assets and Liabilities Classified as Held-for-sale (cont’d)

Assets classified as held-for-sale:

			Convenience
			translation into
		December 31	U.S dollars
	Note	2009	(Note 2)
		NIS	US $

Cash and cash equivalents	7	934	247
Trade and other receivables	9	225,118	59,634
Long-term trade receivables	9	6,260	1,658
Property and equipment	10	158,916	42,097
Intangible assets	11	629,018	166,627
Employee benefits assets	19	13,078	3,464
Deferred expenses	12	326,950	86,610

		1,360,274	360,337

Liabilities classified as held-for-sale:

			Convenience
			translation into
		December 31	U.S dollars
	Note	2009	(Note 2)
		NIS	US $

Trade and other payables	14	233,593	61,879
Deferred income		4,094	1,085
Related parties payables		2,422	641
Current maturities of long-term liabilities		149	40
Deferred tax liabilities	20	30,136	7,983

		270,394	71,628

Note 7 - Cash and Cash Equivalents

				Convenience
				translation into
				US dollars
	January 1	December 31		(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$

Bank balances	25,480	18,878	55,239	14,633
Call deposits	576,446	67,212	1,295,454	343,167

Cash and cash equivalents (1)	601,926	86,090	1,350,693	357,800

(1)  As at December 31, 2009 NIS 934 presented under assets classified as held-for-sale.

The Group’s exposure to interest rate and currency risks and a sensitivity analysis for financial assets and liabilities are disclosed in Note 18 on financial instruments.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 8 - Marketable Securities

Breakdown according to category of financial asset

				Convenience
				translation into
				US dollars
	January 1	December 31		(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$

Current investments
Investments held for trading:
Corporate debt securities	161,353	214,895	38,184	10,115
Government debt securities	-	-	41,928	11,106
Available-for-sale financial assets:
Corporate debt securities	-	-	19,019	5,039

	161,353	214,895	99,131	26,260

Non-current investments
Available-for-sale financial assets:
Corporate debt securities	-	233,633	-	-
Equity securities	-	46,190	-	-

	-	279,823	-	-

	161,353	494,718	99,131	26,260

The Group’s exposure to credit, currency and interest rate risks is also disclosed in Note 18 regarding financial instruments.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 9 - Trade and Other Receivables

A.	Composition of trade and other receivables

				Convenience
				translation into
				US dollars
	January 1	December 31		(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$

Trade receivables
Outstanding debts	113,867	111,977	99,851	26,450
Credit cards and checks receivables	52,783	43,303	68,160	18,056
Income receivable	57,966	62,516	61,649	16,331
Total trade receivable(1)	224,616	217,796	229,660	60,837

Other receivables
Prepaid expenses	12,001	13,397	5,528	1,464
Other receivables	11,682	13,649	10,197	2,701
Total other receivables(2)	23,683	27,046	15,725	4,165

Long-term trade and other receivables
Long-term trade receivables(3)	3,460	6,350	6,260	1,658

	251,759	251,192	251,645	66,660

(1)	As at December 31, 2009 NIS 216,983 presented under assets classified as held-for-sale.
(2)	As at December 31, 2009 NIS 8,135 presented under assets classified as held-for-sale.
(3)	As at December 31, 2009 presented under assets classified as held-for-sale.

B.	Change in provision for doubtful debts during the year

			Convenience
			translation into
			US dollars
	December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Balance at January 1	14,239	15,660	4,148
Provision	7,251	6,778	1,795
Recognition of bad debts	(5,830)	(4,409)	(1,168)

Balance at December 31 (1)	15,660	18,029	4,775

(1)	As at December 31, 2009 NIS 15,039 presented under assets classified as held-for-sale.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 10 - Property and Equipment

						Convenience
		Network				translation
		equipment	Furniture			into
	Motor	and	and office	Leasehold		U.S. dollars
	vehicles	computers	equipment	improvements	Total	(Note 2)
	NIS	NIS	NIS	NIS	NIS	US$

Cost as at January 1, 2008	848	215,833	33,554	40,433	290,668
Additions	-	41,682	1,029	4,830	47,541
Disposals	-	(10,273)	(190)	(769)	(11,232)
Balance as at December 31, 2008	848	247,242	34,393	44,494	326,977

Balance as at January 1, 2009	848	247,242	34,393	44,494	326,977	86,616
Additions	-	50,644	2,697	673	54,014	14,308
Transfer to assets classified as held-for-sale (1)	(848)	(295,150)	(36,983)	(44,968)	(377,949)	(100,118)

Balance as at December 31, 2009	-	2,736	107	199	3,042	806

(1)	See Note 6.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 10 - Property and Equipment (cont’d)

						Convenience
		Network				translation
		equipment	Furniture			into
	Motor	and	and office	Leasehold		U.S. dollars
	vehicles	computers	equipment	improvements	Total	(Note 2)
	NIS	NIS	NIS	NIS	NIS	US$

Depreciation and impairment losses
Balance as at January 1, 2008	328	117,383	22,611	12,496	152,818
Depreciation for the year	90	38,739	1,381	4,123	44,333
Disposals	-	(8,941)	(84)	(253)	(9,278)

Balance as at December 31, 2008	418	147,181	23,908	16,366	187,873
Balance as at January 1, 2009	418	147,181	23,908	16,366	187,873	49,768
Depreciation for the year	66	27,127	1,724	4,241	33,158	8,783
Transfer to assets classified as held-for-sale (1)	(484)	(172,457)	(25,580)	(20,512)	(219,033)	(58,022)
Balance as at December 31, 2009	-	1,851	52	95	1,998	529

Carrying amounts:
As at January 1, 2008	520	98,450	10,943	27,937	137,850
As at December 31, 2008	430	100,061	10,485	28,128	139,104
As at December 31, 2009	-	885	55	104	1,044	277

(1)	See Note 6.

Acquisition of Property and equipment on credit

During the year ended December 31, 2009, the Group acquired property and equipment on credit in the amount of NIS 20,525 (2008: NIS 12,286).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 11 - Intangible Assets

										Convenience
										translation
				Subscribers			Website			into US
		Brand	Customer	acquisition	Computer		development			dollars
	Goodwill	name	relationship	costs	software	Licenses	costs	Other	Total	(Note 2)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Cost
Balance as at January 1, 2008	417,608	90,213	144,859	-	35,821	4,031	17,211	12,607	722,350
Additions	-	-	-	3,815	16,764	-	2,400	93	23,072
Disposals	-	-	-	-	-	-	(14,260)	-	(14,260)
Balance as at December 31, 2008	417,608	90,213	144,859	3,815	52,585	4,031	5,351	12,700	731,162

Balance as at January 1, 2009	417,608	90,213	144,859	3,815	52,585	4,031	5,351	12,700	731,162	193,685
Additions	-	-	-	30,480	15,436	-	451	35	46,402	12,292
Transfer to assets classified as
held-for-sale (1)	(411,171)	(90,213)	(144,859)	(34,295)	(68,021)	(4,031)	-	(12,426)	(765,016)	(202,653)
Balance as at December 31, 2009	6,437	-	-	-	-	-	5,802	309	12,548	3,324

(1)	See Note 6.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 11 - Intangible Assets (cont’d)

										Convenience
										transslation
				Subscribers			Website			into US
		Brand	Customer	acquisition	Computer		development			dollars
	Goodwill	name	relationship	costs	software	Licenses	costs	Other	Total	(Note 2)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Amortization and impairment
losses
Balance as at January 1, 2008	-	-	32,696	-	9,722	624	4,997	10,824	58,863
Amortization for the year	720	-	27,736	1,669	10,864	275	3,439	1,834	46,537
Disposals	-	-	-	-	-	-	(6,227)	-	(6,227)
Balance as at December 31, 2008	720	-	60,432	1,669	20,586	899	2,209	12,658	99,173

Balance as at January 1, 2009	720	-	60,432	1,669	20,586	899	2,209	12,658	99,173	26,271
Amortization for the year	-	-	19,135	8,415	12,229	263	1,293	6	41,341	10,951
Transfer to assets classified as
held-for-sale (1)	-	-	(79,567)	(10,084)	(32,815)	(1,162)	-	(12,372)	(136,000)	(36,026)
Balance as at December 31, 2009	720	-	-	-	-	-	3,502	292	4,514	1,196

Carrying amounts:
As at January 1, 2008	417,608	90,213	112,163	-	26,099	3,407	12,214	1,783	663,487
As at December 31, 2008	416,888	90,213	84,427	2,146	31,999	3,132	3,142	42	631,989
As at December 31, 2009	5,717	-	-	-	-	-	2,300	17	8,034	2,128

(1)	See Note 6.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 11 - Intangible Assets (cont’d)

Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Group’s cash generating units (hereinafter – “CGU”) which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

	January 1	December 31
	2008	2008	2009
	NIS	NIS	NIS

Traditional voice	114,131	114,131	114,131
Broadband	297,040	297,040	297,040
Media	6,437	5,717	5,717

Total (1)	417,608	416,888	416,888

(1)           As at December 31, 2009, NIS 411,171 is presented under assets classified as held-for-sale.

The recoverable amount of traditional voice and broadbands CGUs was based on its value in use and was determined with the assistance of independent valuations firms. The recoverable amount of each CGU was determined to be higher than their carrying amount and no impairment charges were recorded during all periods presented.

The recoverable amount of each CGU was based on the Discounted Cash Flow (DCF) method under the Income Approach. Value in use of the Traditional voice and Broadband CGUs was determined by discounting the future cash flows generated from the continuing use of the CGUs and was based on the following key assumptions:

Traditional voice -

—
Cash flows were projected based on actual operating results and the CGU’s 2010 business plan. Cash flows for periods subsequent to 2010 were extrapolated assuming a varying negative growth rate of up to about 3%. Management believes that these assumptions are reasonable due to the long-term trend existing in the international telephony market in Israel.

—	The anticipated annual revenue growth included in the cash flow projections was about -1% for the years 2011 to 2013.
—	A pre-tax discount rate of about 13% was applied in determining the recoverable amount of the CGUs.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 11 - Intangible Assets (cont’d)

Impairment testing for cash-generating units containing goodwill (cont’d)

Broadband -

—
Cash flows were projected based on actual operating results and the CGU’s 2010 business plan. Cash flows subsequent 2010 were extrapolated assuming a growth rate of between 1.8% to about 3%. Management believes that these assumptions are reasonable mainly due to increased penetration of its local telephony activity and to the continuous trend of Internet penetration in the local market.

—	The anticipated annual revenue growth included in the cash flow projections varied from about 3.3% to about 2.1% for the years 2011 to 2013.
—	A pre-tax discount rate of 15.4% was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data).

Note 12 - Deferred Expenses

				Convenience
				translation into
				US dollars
	January 1	December 31		(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$

ROU of international fiber optic cables	340,030	362,591	429,103	113,670

Less - accumulated amortization	51,377	78,010	102,153	27,060

Total deferred expenses (1)	288,653	284,581	326,950	86,610

(1)	Total deferred expenses as at December 31, 2009 presented under current assets classified as held-for-sale.

For the years ended December 2008 and 2009, the Company recorded NIS 26,633 and NIS 24,143 of amortization expenses, respectively.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 13 - Current Maturities of Long-Term Liabilities and Short-Term Bank Credit

				Convenience
				translation into
				US dollars
	January 1	December 31	December 31	(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$

Short-term bank credit (1)	77,998	42,738	462,835	122,605
Current maturities of long-term liabilities (2)	10,734	11,238	149	40

	88,732	53,976	462,984	122,645

(1)	Annual interest rates as at December 31, 2009 are 1.8% - 2.45%.

(2)	As at December 31, 2009 presented under liabilities classified as held-for-sale.

Note 14 - Trade and Other Payables

				Convenience
				translation into
				US dollars
	January 1	December 31	December 31	(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$

Trade payables
Outstanding debts	168,673	144,291	167,013	44,242
Notes payable	2,124	4,289	4,720	1,250

Total trade payables (1)	170,797	148,580	171,733	45,492

Other payables
Liabilities to employees and other liabilities for salaries	22,497	18,970	19,282	5,108
Institutions	4,425	4,146	3,332	883
Accrued expenses and other payables	42,162	48,625	55,159	14,611

Total other payables (1)	69,084	71,741	77,773	20,602

(1)
Total trade and other payables as at December 31, 2009 presented under short-term trade and other payables, except for an amount of NIS 164,637 and NIS 68,956, respectively presented under liabilities classified as held-for-sale.

The Company’s exposure to interest rate and currency risks and a sensitivity analysis for financial assets and liabilities are disclosed in Note 18 on financial instruments.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 - Debentures

A.	Issuance of debentures

During 2007, the Company’s subsidiary B Communications issued a NIS 425 million par value Series A debentures to institutional investors at par value. The debentures, together with the accrued interest, are payable in eight equal payments on March 15 of each year starting from March 15, 2009 and are linked to the Israeli Consumer Price Index (“CPI”). The debentures bear annual interest at the rate of 4.75%.

The debentures have the following terms:

•
B Communications is entitled to increase the series of the debentures and to issue additional series at the same terms, providing that this does not cause the credit rating of the outstanding debentures to decrease below the rating prior to the issuance.

•	B Communications is prohibited from creating any liens on its assets without the prior approval of the general meeting of the debentures holders.
•
B Communications may not repay all or any portion of its shareholders’ loans for as long as the ratio of net debt (without the shareholders’ loans) to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization) is more than two for the prior four quarters.

•
B Communications is entitled to make an early redemption of the debentures, in whole or in part, in the last two weeks of each quarter. The amount payable will be the higher of: the principal plus accrued interest and linkage differences as at that date; or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%.

•
The debentures holders are entitled to demand the immediate redemption of the debentures or are obligated to do so if a resolution is passed in a legal general meeting of the debenture holders in the following events:

a.	The winding-up, dissolution or liquidation of B Communications.

b.	Non-payment by B Communications of the amounts required according to the terms of the debentures.

c.	A foreclosure is imposed on B Communications’ principal assets.

d.	Breach of a material provision of the debentures.

As at the date of these financial statements B Communications was in compliance with the financial covenants of the debentures. The debentures were listed for trading on TASE on November 28, 2007

On September 30, 2007, the Company issued a total of 423 million par value Series B debentures at 97% of their par value. The debentures are repayable in six equal annual installments on November 1 of each of the years 2010 to 2015 (inclusive). The principal of the debentures and the interest accruing thereon is indexed to the Israeli CPI.

The outstanding balance of the debentures bears interest of 5% per year, payable once every 12 months. The interest will be paid once a year, on November 1 of each of the years 2008 to 2015. The debentures were listed for trading on TASE on October 2007.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 15 - Debentures (cont’d)

A.	Issuance of debentures (cont’d)

The debentures have the following terms:

•
In the event that the TASE decides to delist the debentures (Series B) because the value of such debentures falls below the threshold for delisting fixed in the regulations of the TASE, the Company will announce a date for early redemption within 45 days of the resolution of the TASE board to delist the debentures as stated above, on which date the holders of the debentures may redeem them. On the date of early redemption, the Company shall redeem the debentures whose holders have asked that the Company redeem, at the balance of their par value plus indexation and any interest accruing on the principal through the actual date of redemption, in accordance with the terms of the debentures, and the debentures shall be delisted from the TASE.

•
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

On December 9, 2009, the Company completed a private placement of NIS 300 million of Series B debentures that was made exclusively to institutional investors in Israel.  On December 24, 2009, the Company completed an additional private placement of NIS 100 million of Series B debentures that was made exclusively to institutional investors in Israel.  Both of the December 2009 private placements were carried out as an increase to the Series B debentures that we issued in September 2007 and the terms of the additional Series B debentures issued in December 2009 are identical to those of the Series B debentures issued in September 2007.

As at the date of these financial statements the Company was in compliance with the financial covenants of the debentures.

B.	Debentures buyback program

In November 2008, the Company's Board of Directors authorized the repurchase of up to NIS 100 million of the Series B debentures. According to this decision the purchases will be made from time to time by the Company or one of its wholly-owned subsidiaries in the open market on the TASE. The timing and amount of any purchases will be determined by the Company's management based on its evaluation of market conditions and other factors. As at December 31, 2009, the Company had repurchased Series B Debentures under the program at a total purchase price of approximately NIS 4.4 million.

In November 2008, B Communications' Board of Directors announced that it had authorized the repurchase of up to NIS 100 million of its Series A debentures.  As at December 31, 2009, B Communications repurchased approximately NIS 16 million of these debentures. These transactions generated a gain of approximately NIS 3.1 million which has been recorded in the year ended December 31, 2008.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 16 - Convertible Debentures

In 2005, the Company issued 220,000 Debentures (Series A) together with 1,500 Stock Purchase Warrants (Series 1) and 2,500 Stock Purchase Warrants (Series 2) which were offered to the public in 100,000 units by means of a tender. The interest rate set for the Debentures was 4% (annual effective interest rate 4.75%).

The securities offered under the Prospectus were as follows:

1.
NIS 220,000 Debentures (Series A) of NIS 1 par value, repayable (principal) in eight equal annual installments on April 1 of each of the years 2008 to 2015 (inclusive), bearing interest of 4% per year and linked (principal and interest) to the Israeli CPI published on March 15, 2005 for February 2005. The interest is payable every twelve months, on April 1 of each of the years 2006 to 2015 (inclusive). The Debentures are convertible into ordinary shares on each trading day, until March 16, 2015. The conversion price was NIS 40 of Debentures per ordinary share until March 31, 2008 and was adjusted to NIS 50 of Debentures per ordinary share from April 1, 2008 until March 31, 2015. Debentures (Series A) not converted into ordinary shares by March 16, 2015 (inclusive) will not be convertible.

During the years 2006-2009, NIS 103,958 par value of the convertible debentures were converted.

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

In January 2008, the Board of Directors of the Company authorized the repurchase of up to NIS 112 million of the Company's convertible debentures. The repurchases will be made from time to time in the open market on the TASE. The timing and amount of any convertible bond repurchased will be determined by the Company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time. As at December 31, 2009 the Company had repurchased 11,024,053 Series A Debentures, at a total purchase price of approximately NIS 11.6 million.

Subsequent to the reporting date and as at June 20, 2010 NIS 75,010 par value of the convertible debentures had been converted into 1,500,190 shares.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 - Financial Risk Management

The Group is exposed to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk (including currency, interest and other market price risks)

The Group's risk management policies are established to identify and monitor risks and minimize the possible influence that results from these exposures, according to its evaluations and expectations of the parameters that affect the risks. The Group uses derivative instruments in order to partially hedge its exposure to foreign currency.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and investment securities.

Trade and other receivables
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables over a certain amount, and requires financial guaranties against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts. For all reported periods, no single customer accounted for more than 10% of the Group’s revenues or accounts receivables.

Investments
The Company’s marketable securities consist of corporate debt securities and equity securities. The Group’s investment policy, approved by the Investment Committee, that was established by the Group's Board of Directors, limits the amount the Group may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and extreme conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

The Group's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations. In addition, as at December 31, 2009, the Company has a NIS 490 million overdraft facility that is unsecured.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 17 - Financial Risk Management (cont'd)

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk
The Company is exposed to fluctuations in the interest rate, including changes in the CPI, as the debentures are linked to the CPI. As part of its risk management policy the Company has invested in bonds that are linked to the CPI in order to partially hedge the exposure to changes in the CPI.

Currency risk
The Company's operating income and cash flows are exposed to currency risk, mainly due to trade receivables and payables denominated in foreign currency, mainly the US dollar. The Company also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily US dollar. As part of its risk management policy the Company uses forward and option contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

Capital management
The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Company has never distributed dividends since inception.

Note 18 - Financial Instruments

A.	Credit risk

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

			Convenience
			translation into
			US dollars
	December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Cash and cash equivalents	86,090	1,349,759	357,552
Available-for-sale marketable securities	233,633	19,019	5,038
Marketable securities held for trading	214,895	80,112	21,222
Trade receivables	224,146	12,677	3,358
Parent company receivables	-	1,765	467
Related parties receivables	1,729	4,017	1,064
Other receivables	6,781	1,748	463
Derivative contracts	657	3,656	968

	767,931	1,472,753	390,132

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

B.	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2008
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-3 years	3-5 years	5 years
	NIS

Non-derivative financial liabilities
Current maturities of long-term liabilities and
short-term bank credit	53,976	53,976	53,976	-	-	-	-
Trade payables	148,580	148,580	148,580	-	-	-	-
Other payables	41,153	41,153	41,153	-	-	-	-
Related parties payables	3,223	3,223	3,223	-	-	-	-
Debentures	904,488	1,093,001	100,733	21,806	329,261	304,317	336,884
Convertible debentures	96,945	117,543	18,529	-	35,321	33,005	30,688
Long-term obligations	760	760	-	-	760	-	-
Derivative financial liabilities
Forward exchange contracts	1,055	1,055	1,055	-	-	-	-

Total	1,250,180	1,459,291	367,249	21,806	365,342	337,322	367,572

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

B.	Liquidity risk (cont’d)

	December 31, 2009
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-3 years	3-5 years	5 years
	NIS

Non-derivative financial liabilities
Current maturities of long-term liabilities
and short-term bank credit	462,835	462,835	462,835	-	-	-	-
Trade payables	7,096	7,096	7,096	-	-	-	-
Other payables	7,355	7,355	7,355	-	-	-	-
Related parties payables	90	90	90	-	-	-	-
Debentures	1,259,639	1,475,324	76,055	184,374	491,451	452,241	271,204
Convertible debentures	117,942	102,443	18,571	-	35,346	32,949	15,576

Total	1,854,957	2,055,143	572,002	184,374	526,797	485,190	286,780

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

C.	Linkage and foreign currency risks

(1)	The exposure to linkage and foreign currency risk

The Group’s exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2008
			Foreign
			currency
			linked
			(mainly
	Unlinked	CPI-linked	US dollar)	Total
	NIS	NIS	NIS	NIS

Current assets
Cash and cash equivalents	30,219	-	55,871	86,090
Marketable securities	-	214,895	-	214,895
Trade receivables	187,710	-	30,086	217,796
Related parties receivables	1,729	-	-	1,729
Other receivables	7,438	-	-	7,438
Non-current assets
Long-term trade receivables	6,350	-	-	6,350
Marketable securities	46,190	233,633	-	279,823
Total assets	279,636	448,528	85,957	814,121
Current liabilities
Current maturities of long-
term liabilities and
short term credit	16,611	-	37,365	53,976
Current maturities of
debentures	-	100,142	-	100,142
Current maturities of
convertible debentures	-	17,516	-	17,516
Trade payables	73,760	-	74,820	148,580
Other payables	41,153	-	1,055	42,208
Related parties payables	3,223	-	-	3,223
Non-current liabilities
Debentures	-	804,346	-	804,346
Convertible debentures	-	79,429	-	79,429
Long-term obligations	617	-	143	760
Total liabilities	135,364	1,001,433	113,383	1,250,180
Total exposure in the
statement of financial
position	144,272	(552,905)	(27,426)	(436,059)
Currency futures
transactions
Dollar/NIS forward
transactions	(256,090)	-	256,090	-

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

C.	Linkage and foreign currency risks (cont’d)

(1)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2009
					Convenience
			Foreign		translation
			currency		into
			linked		US dollars
			(mainly		(Note 2)
	Unlinked	CPI-linked	US dollar)	Total	2009
	NIS	NIS	NIS	NIS	US$

Current assets
Cash and cash equivalents	1,345,447	-	4,312	1,349,759	357,552
Marketable securities	-	99,131	-	99,131	26,260
Trade receivables	12,677	-	-	12,677	3,358
Parent company receivables	1,765	-	-	1,765	467
Related parties receivables	4,017	-	-	4,017	1,064
Other receivables	5,404	-	-	5,404	1,432
Assets classified as
held-for-sale	198,021	-	26,157	224,178	59,385
Non-current assets
Total assets	1,567,331	99,131	30,469	1,696,931	449,968
Current liabilities
Current maturities of long- term
liabilities and short term credit	460,018	-	2,817	462,835	122,605
Current maturities of
debentures	-	215,994	-	215,994	57,217
Current maturities of
convertible debentures	-	17,682	-	17,682	4,684
Trade payables	7,096	-	-	7,096	1,880
Other payables	7,355	-	-	7,355	1,948
Related parties payables	90	-	-	90	24
Liabilities classified as
held-for-sale	128,093	-	83,116	211,209	59,949
Non-current liabilities
Debentures	-	1,043,645	-	1,043,645	276,462
Convertible debentures	-	100,260	-	100,260	26,559
Total liabilities	602,652	1,377,581	85,933	2,066,166	551,328
Total exposure in the
statement of financial
position	964,679	(1,278,450)	(55,464)	(369,235)	(101,360)

The Group’s exposure to CPI and foreign currency risks for derivative financial instruments:

	December 31, 2009
	Currency/linkage	Currency/linkage		Par value
	receivable	payable	Expiry date	(currency)	Fair value

Instruments not used for hedging:
Forward exchange contracts	USD	NIS	2009	67,000	1,055

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

C.	Linkage and foreign currency risks (cont’d)

(1)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding the CPI and significant exchange rates:
	Year ended December 31		Year ended December 31
	2008	2009	2008	2009
	Rate of change		Reporting date spot rate
	%	%	NIS	NIS

1 US dollar	(1.14)	(0.71)	3.802	3.775
1 euro	(6.39)	2.73	5.297	5.44
CPI in points (*)	3.8	3.91	125.5	130.42

(*)	CPI for the month at base of 100 = 1998

(2)	Sensitivity analysis

A strengthening of the NIS against the following currencies as at December 31, 2009 and 2008 and an increase in the CPI would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes is based on the assumption that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008.

		Convenience
		translation into
		US dollars
	Equity/profit	(Note 2)
	or loss	2009
	NIS	US$

December 31, 2009
1 US dollar - 10% strengthening of the NIS against the dollar	5,550	1,470
CPI - 10% strengthening beyond the inflation forecast (*)
(inflation forecast of 2% per year)	(28,126)	(7,451)

December 31, 2008
1 US dollar - 10% strengthening of the NIS against the dollar	(21,683)
CPI - 10% strengthening beyond the inflation forecast (*)
(inflation forecast of 2% per year)	(12,164)

(*)	Sensitivity rates are determined according to assessments based on variable conditions in the economy.

A weakening of the NIS against the above currencies and a decrease in the CPI as at December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

D.	Interest rate risk

(1)	Profile

At the reporting date the interest rate profile of The Group’s interest-bearing financial instruments was:

			Convenience
			translation into
			US dollars
	December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Fixed rate instruments
Financial assets	512,324	1,227,498	325,165
Financial liabilities	(1,052,612)	(1,825,260)	(483,513)

	(540,288)	(597,762)	(158,348)
Variable rate instruments
Financial assets	892	209,367	55,461
Financial liabilities	(51,179)	(15,154)	(4,014)
	(50,287)	194,213	51,447

(2)	Fair value sensitivity for conversion feature of convertible debentures

An increase of 1% in interest rates would have decreased equity by NIS 763  (2008: NIS 2).

A decrease of 1% in interest rates would have increased equity by NIS 698 (2008: NIS 3).

(3)	Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in the interest rates would have increased shareholders' equity and profit or loss by NIS 1.9 million (2008: NIS 0.5 million decrease).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

E.	Fair value

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial instruments, where material differences exist among them. The carrying amount of financial assets does not differ significantly from their fair value.

	December 31, 2008		December 31, 2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS

Debentures
CPI-linked	904,488	751,075	1,259,639	1,335,424

Convertible debentures
CPI - linked	96,945	80,282	117,942	114,813

The methods used to estimate the fair values of financial instruments are described in Note 4.

(2)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs)

All investments in trading and available-for-sale securities in the amount of NIS 99,131 (2008: NIS 494,718) are measured at fair value on a recurring basis using Level 1 inputs.  Derivatives financial instruments as at December 31, 2008, in the amount of NIS 1,055 were measured using Level 2 inputs.

The conversion feature in the CPI-linked convertible debentures in the amount of NIS 30,533 (2008: NIS 43) is measured at fair value on a recurring basis using Level 3 inputs.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 18 - Financial Instruments (cont’d)

E.	Fair value (cont’d)

(3)	Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the beginning balance to the ending balance of the conversion feature of the Company’s convertible debentures carried at fair value in level 3 of the fair value hierarchy:

	2009
	Conversion feature in the CPI-linked convertible debentures	Convenience translation into US dollars (Note 2)
	NIS	US$

Balance at January 1, 2009	43	11
Net change in fair value recognized in profit or loss (*)	31,207	8,267
Conversion of convertible debentures	(717)	(188)

Balance at December 31, 2009	30,533	8,088

(*)	Finance income and expense

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 - Employee Benefits

Employee benefits include post-employment benefits, termination benefits, short-term benefits and share-based payments.

As regards post-employment benefits, the Group has defined benefit plans for which it makes contributions to appropriate insurance policies. The defined benefit plans provide the entitled employees a lump-sum amount based on legal requirements and personal employment contract. The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law - 1963.

				Convenience
				translation into
				US dollars
	January 1	December 31	December 31	(Note 2)
	2008	2008	2009	2009
	NIS	NIS	NIS	US$

Present value of unfunded
obligations	34	72	72	19
Present value of funded obligations	7,334	7,664	8,548	2,264
Total present value of obligations	7,368	7,736	8,620	2,283
Fair value of plan assets	(19,453)	(17,330)	(21,523)	(5,701)
Total employee benefits	(12,085)	(9,594)	(12,903)	(3,418)

Presented under the following items:
Long-term employee benefits
assets (1)	(12,339)	(10,061)	(13,078)	(3,464)
Long-term employee benefits	254	467	175	46
	(12,085)	(9,594)	(12,903)	(3,418)

(1)	As at December 31, 2009 presented under assets classified as held-for-sale.

A.	Post-employment benefit plans – defined benefit plan

(1)	Movement in the present value of the defined benefit obligations

			Convenience
			translation into
			US dollars
			(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Defined benefit obligation as at January 1	7,368	7,736	2,049
Benefits paid	(6,001)	(4,607)	(1,220)
Current service costs and interest costs	3,086	2,630	696
Actuarial losses recognized in equity	3,283	2,861	758

Defined benefit obligation as at December 31	7,736	8,620	2,283

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 - Employee Benefits (cont’d)

A.	Post-employment benefit plans – defined benefit plan (cont’d)

(2)	Movement in the present value of plan assets

			Convenience
			translation into
			US dollars
			(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Fair value of plan assets as at January 1	19,452	17,330	4,590
Contributions paid into the plan	4,594	4,672	1,238
Benefits paid by the plan	(4,655)	(2,575)	(682)
Expected return on plan assets	735	487	129
Actuarial gains (losses) recognized in equity	(2,796)	1,609	426

Fair value of plan assets as at December 31	17,330	21,523	5,701

(3)	Expense recognized in profit or loss

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Current service costs	2,731	2,301	609
Interest costs	356	329	87
Expected return on plan assets	(736)	(487)	(129)
Termination benefits	1,622	33	9

	3,973	2,176	576

The expense is recognized in the following line items in the income statement:

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Salaries	4,353	2,334	618
Finance expense	(380)	(158)	(42)

	3,973	2,176	576

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 - Employee Benefits (cont’d)

A.	Post-employment benefit plans – defined benefit plan (cont’d)

(4)	Actual return:

	Year ended December 31		Convenience translation into US dollars (Note 2)
	2008	2009	2009
	NIS	NIS	US$

Actual return on plan assets	(2,060)	2,095	555

(5)	Actuarial gains and losses recognized in other comprehensive income

			Convenience
			translation into
			US dollars
			(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Cumulative amount as at January 1	-	6,079	1,610
Recognized amount during the period	6,079	1,253	332

Cumulative amounts as at December 31	6,079	7,332	1,942

(6)	Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2008	2009
	%	%

Discount rate as at December 31	3.43-5.49	3.77-5.69
Expected return on plan assets as at January 1	3.70-4.49	1.68-2.88
Future salary increases (*)	1.5-4	1.5-4

Assumptions regarding future mortality are based on published statistics and mortality tables.

(*)	Future salary increases were determined on the basis of the past experience of the Group, distinguishing between different employee population.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 19 - Employee Benefits (cont’d)

B.	Post-employment benefit plans – defined contribution plan

	Year ended December 31		Convenience translation into US dollars (Note 2)
	2008	2009	2009
	NIS	NIS	US$

Amount recognized as expense in respect of defined
contribution plan	611	2,321	615

Note 20 - Income Tax

A.	Details regarding the tax environment of the Group

(1)	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005. This Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year - 26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the company tax rate will be 18%.

Current and deferred tax balances for the periods reported in these financial statements are calculated in accordance with the new tax rates specified in the Economic Efficiency Law.

(2)	Taxation under inflation

The Income Tax Law (Adjustments for Inflation) - 1985 (hereinafter – the Law) is effective as from the 1985 tax year. The Law introduced the concept of measurement of results for tax purposes on a real (net of inflation) basis.  The various adjustments required by the aforesaid Law are designed to achieve taxation of income on a real basis.  However, since the financial statements are not adjusted to the CPI from the date Israel is no longer considered a hyperinflationary economy, there are differences between the reported income in the financial statements and the adjusted income for tax purposes, and as a result also temporary differences between the values of assets and liabilities in the financial statements and their tax basis.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 - Income Tax (cont'd)

A.	Details regarding the tax environment of the Group (cont'd)

(2)	Taxation under inflation (cont'd)

On February 26, 2008 the Knesset enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of Effective Period) - 2008 (hereinafter - the Amendment). In accordance with the Amendment, the effective period of the Adjustments Law ceased at the end of the 2007 tax year and as from the 2008 tax year the provisions of the law are no longer applied, other than the transitional provisions intended at preventing distortions in the tax calculations.

In accordance with the Amendment, as from the 2008 tax year, income for tax purposes are no longer adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses is no longer linked to the CPI, so that these amounts were adjusted until the end of the 2007 tax year after which they ceased to be linked to the CPI. The effect of the Amendment to the Adjustments Law is reflected in the calculation of current and deferred taxes as from 2008.

(3)
On February 4, 2010, the Tax Authorities issued a Temporary Order for amendment to the Income Tax Ordinance for the 2007, 2008 and 2009 tax years, prescribing that Accounting under IFRSs rules cannot determine taxable income even though the IFRS applies in the financial statements.

The amendment has no effect on the Company’s financial statements.

B.	Composition of income tax expenses (income)

			Convenience
			translation into
			U.S. dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Current tax expenses
Current period	18,161	32,053	8,491
Adjustments for prior periods, net	512	480	127
	18,673	32,533	8,618

Deferred tax expenses	4,074	25,251	6,689

Income tax expense	22,747	57,784	15,307

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 - Income Tax (cont'd)

C.	Income tax recognized in equity

	Year ended December 31						Convenience
	2008			2009			translation
		Tax			Tax		into
	Before	expenses	Net of	Before	expenses	Net of	US dollars
	tax	(benefit)	tax	tax	(benefit)	tax	(Note 2)
	NIS						US$

Available-for-sale	18,065	(4,516)	13,549	(19,386)	4,846	(14,540)	1,284
Defined benefit
plan actuarial
losses, net	5,163	(1,291)	3,872	1,236	(309)	927	(82)
Contribution by
parent company	-	-	-	(1,890)	473	(1,417)	125
	23,228	(5,807)	17,421	(20,040)	5,010	(15,030)	1,327

D.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense:

			Convenience
			translation into
			U.S. dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Income before income tax	18,935	157,794	41,800

Statutory tax rate of the Company	27%	26%	26%

Tax calculated according to statutory tax rate	5,112	41,026	10,868

Additional tax (tax saving) in respect of:

Non-deductible expenses	2,981	2,126	563
Share-based compensation	926	1,289	341
Utilization of tax losses and benefits from prior years
for which deferred taxes were not created	-	3,218	852
Differences between the definition of capital and
assets for Israeli tax purposes and other differences	(1,731)	(3,982)	(1,054)
Current year tax losses and benefits for which
deferred taxes were not created	13,792	13,299	3,523
Taxes in respect of previous years	505	477	126
Effect of change in tax rate	1,162	334	88
Income tax expenses	22,747	57,787	15,307

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 - Income Tax (cont’d)

E.	Deferred tax assets and liabilities

(1)	Recognized deferred tax assets and liabilities

Deferred taxes in respect of companies in Israel are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

Deferred tax assets and liabilities are attributable to the following items:

	Property,			Carry-				Convenience
	equipment			forward	Unrealized			translation
	and		Allowance	tax losses	losses on			into US
	intangible	Employee	for doubtful	and	marketable			dollars
	assets	benefits	debts	deductions	securities	Other	Total	(Note 2)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Balance of deferred tax assets
(liability)as at January 1, 2008	(21,593)	(677)	5,277	14,648	-	2,052	(293)
Recognized in profit or loss	(3,785)	(1,541)	(213)	(1,224)	2,743	(54)	(4,074)
Recognized in equity	-	1,291	-	-	4,516	-	5,807

Balance of deferred tax asset
(liability) as at January 1, 2009	(25,378)	(927)	5,064	13,424	7,259	1,998	1,440	381
Recognized in profit or loss	(9,366)	(1,030)	377	(10,205)	(4,012)	(1,015)	(25,251)	(6,689)
Recognized in equity	-	309	-	-	(4,846)	(473)	(5,010)	(1,327)
Transfer to assets and liabilities
classified as held-for-sale	34,744	1,684	(5,342)	-	-	(950)	30,136	7,983
Balance of deferred tax asset
(liability)as at December 31, 2009	-	36	99	3,219	(1,599)	(440)	1,315	348

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 20 - Income Tax (cont’d)

E.	Deferred tax assets and liabilities (cont’d)

(2)	Unrecognized deferred tax assets and carry-forward tax losses

As at December 31, 2009, the Company and its subsidiaries have tax losses carry-forwards in the amount of NIS 201,436 (2008: NIS 130,141).

Deferred taxes in respect of losses carried forward and not yet utilized, were not recognized in cases where future taxable income against which they can be utilized is not foreseen. Under existing tax laws, there is no time limit on utilizing tax losses or on utilizing deductible temporary differences. Deferred tax assets were not recognized in respect of these items since it is not anticipated that there will be taxable income in the future against which the tax benefits can be utilized.

As a result, as at December 31, 2009, deferred taxes were not created on carryforward losses of the Company and its subsidiaries in the amount of NIS 188,590 (2008: NIS 77,521).

F.	Tax assessments

The Company and its subsidiary have tax assessments that are considered to be final up to and including the tax year ended December 31, 2005.

Note 21 - Commitments and Contingencies

A.	Contingent liabilities

1.
On January 2, 2005, a claim was made against B Communications and three other companies regarding alleged infringement of Israeli Patent No. 76993 (hereinafter - the 2005 Claim). The 2005 Claim states that the monetary amount cannot be determined at this stage and that it has been assessed for the purpose of court fees only at NIS 10 million, against all defendants collectively and separately. On July 17, 2005, a statement of defense was filed against plaintiffs and a third party notice was filed against the providers of the telecommunications systems allegedly infringing on the patent (hereinafter - the Third Party Defendants), seeking indemnification and compensation for any liability that may be imposed in the context of the 2005 Claim (hereinafter - the Third Party Proceedings). The plaintiffs have also initiated similar proceedings against other telecommunication companies in other countries, including the United Kingdom and the United States. Some telecommunication companies, including one of the initial defendants named in this 2005 Claim, have settled with the plaintiffs and obtained a license, whereas other telecommunication companies have refused to settle. One of the Third Party Defendants in the Third Party Proceedings is Nortel Networks Israel (Sales and Marketing) Ltd. (hereinafter - Nortel Israel). Further to insolvency proceeding which has been taken against Nortel, on November 24, 2009, B Communications and Nortel Israel's Trustees have reached a Settlement Agreement, resolving all disputes in connection with the Third Party Proceedings, between B Communications and Nortel Israel (hereinafter - Settlement Agreement). Under the terms of the Settlement Agreement, Nortel Israel paid B Communications NIS 420,000 (hereinafter - the First Consideration), and an additional amount of up to NIS 367,500 will be paid out of the future consideration that may be received by Nortel Israel from future sales of its divisions or business activities to third parties.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 21 - Commitments and Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

2.
In June 2006, the Ministry of Communications demanded that 012 Golden Lines pay NIS 7.5 million in royalties based on its calling card income for the years 1997 through 2000. In response to the Ministry of Communications’ demand, 012 Golden Lines provided a legal opinion indicating that the demand is beyond the scope of authority of the Ministry of Communications. The response by 012 Golden Lines also included a demand for the return of NIS 9.9 million in previously made payments to the Ministry of Communications due to overcharges.

Representatives of the Ministry and B Communications met during July 2008 in order to discuss this dispute. Recent exchanges with representatives of the Ministry indicate that the Ministry would be willing to settle this dispute if an amount of approximately NIS 700,000 will be paid to it.

3.
As part of the agreement with Ampal, as described in Note 6, all of the legal proceedings which related to B Communications’ legacy communication business, including the legal proceedings mentioned in this financial report, were fully assumed by Ampal.

4.
On September 2, 2007, a motion to certify a class action was filed with the Tel Aviv - Jaffa District Court, against several corporations operating eCommerce sites, including GoldMind’s P1000 website, as well as against several suppliers. The petitioners claim that these sites have deceived and defrauded participants in online auctions, by unrightfully preventing them from wining products that the sites determined as “under-priced.”  The petition also claims that this practice was carried out through the use of fictitious bidders during the auction process.  In addition, the petitioners asked for a temporary injunction to prevent the websites from amending, erasing, or disposing of any auction or sales data that is in their possession, in order to enable the petitioners to discover the extent of the alleged fraud and related damages.  On October 15, 2007, the Court granted the petitioners such temporary injunction.  On January 13, 2008, we filed our response to these petitions.

On March 17, 2008 the petitioners asked the court, inter alia, to delete one of the respondents, from the Certification Motion, and to decide that all the obligations claimed against the said respondent – named as one of the suppliers - will be deemed as claimed against GoldMind. The means that the petitioners are claiming that the Company had intervened illegally in the auctions not only as a site but as a supplier as well. The court allowed the motion.

On December 30, 2008 the petitioners filed a motion to approve a settlement agreement with one of the respondent, City sport Ltd, which confessed the persons on its behalf were fictitiously participating in auctions of its products in the Olsale site. During 2008-2010, certain preliminary motions, appeals and hearing were filed and conducted, and cross examinations were conducted on October 2009 and February 2010. Most of the respondents (including the Company) decided to withdraw the affidavits filed on their behalf. At present the parties are at the stage of submitting written summations, after the completion of which the court is expected to decide whether or not to approve the action as class action. At this stage, the Company cannot estimate what potential liability or costs may be incurred in connection with these proceedings.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 21 - Commitments and Contingencies (cont’d)

A.	Contingent liabilities (cont’d)

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

Note 22 - Capital and Reserves

A.	Share Based Payments

In 2005, the Company established the 2005 Israeli Share Option Plan (hereinafter - 2005 Plan), which complies with amended Section 102 of the Income Tax Ordinance, and authorizes the grant of options to purchase up to 540,000 of the Company’s ordinary shares with an exercise price of $4.50 per ordinary share. Employees, officers, directors and consultants of the Company and its subsidiaries are eligible to participate in the 2005 Plan. The 2005 plan has a term of seven years and will terminate in July 2012. The implementation of the Plan is subject to final approval or change by the Board of Directors.

As at the reporting date and as at the date of the approval of the financial statements, the Board of Directors has not yet approved the final terms of the Plan and no grants were awarded under the Plan.

B.	Treasury Shares

In November 2007, the Company’s Board of Directors authorized the repurchase of up to NIS 70 million of the Company’s ordinary shares in the open market from time to time at prevailing market prices. Until July 2008, the Company had repurchased 2,051,797 ordinary shares under the program at a total purchase price of NIS 70 million. In July 2008, the Board of Directors authorized a second repurchase program, for the repurchase of up to an additional NIS 70 million of the Company’s ordinary shares in the open market from time to time at prevailing market prices. As at December 31, 2009, the Company had repurchased 3,480,062 ordinary shares under the second program at a total purchase price of NIS 70 million. In March 2010, the Company's Board of Directors authorized a third repurchase program, for the repurchase of up to an additional NIS 30 million of the Company’s ordinary shares in the open market from time to time at prevailing market prices. As at June 20, 2010, the Company had repurchased 330,756 ordinary shares under the third program at a total purchase price of NIS 30 million.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 22 - Capital and Reserves (cont’d)

C.	B Communications 2007 Equity Incentive Plan

In February 2008, B Communications’ Board of Directors approved a share based incentive plan for its employees, directors and service providers. Under its equity incentive plan, B Communications may grant its directors, officers and employees restricted shares, restricted share units and options to purchase its ordinary shares. The total number of ordinary shares available for grant under the plan is 2,250,000, which will be reduced by two shares for each restricted share unit or restricted share that B Communications grants under the plan with a per share or unit purchase price lower than 100% of fair market value of its ordinary shares on the date of grant and by one share for each option that B Communications grants under the plan. At December 31, 2009 and 2008, there were 1,150,000 B Communications ordinary shares available for future grants.

During 2008, B Communications granted 1,100,000 options to certain of its employees. No options were granted during 2009. The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table. Since B Communications’ shares did not have enough trading history at grant date, expected volatility was computed based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the Israeli treasury yield curve in effect at the time of grant.

February 2008

Valuation assumptions:
Fair value of option at grant date	NIS 18.03
Share price at grant date	NIS 36.34
Exercise price	NIS 36.34
Expected dividend yield	0%
Expected volatility	52%
Expected term (years)	5
Risk-free interest rate	5.2%

The weighted average grant date fair value of options granted during the year 2009 was NIS 19,831.

During 2009 an amount of NIS 4,956 was recognized in profit or loss with relation to share-based compensation arrangements granted under the Plan (2008 - NIS 3,429).

After the reporting date all options became fully vested. For more details, see Note 30.

D.	Reserve for available-for-sale financial assets

The reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 23 - Salaries

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Salaries and incidentals:
Operating	156,911	148,664	39,381
General and administrative	30,258	28,104	7,445
Share-based payments	3,248	4,956	1,313
	190,417	181,724	48,139
Total salaries and incidentals
Less – salaries recognized in intangible assets	(6,500)	(10,585)	(2,804)

	183,917	171,139	45,335

Note 24 - General and Operating Expenses

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

General expenses	696,813	760,911	201,567
Building maintenance	11,591	13,177	3,491
Services and maintenance by sub-contractors	13,900	21,100	5,589
Vehicle maintenance expenses	7,027	5,068	1,342
Royalties to the State of Israel	4,400	3,046	807
Collection fees	7,324	7,661	2,029

	741,055	810,963	214,825

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 25 - Finance Expenses (Income)

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	NIS	NIS	US$

Interest income on bank deposits	(13,411)	(6,128)	(1,623)
Income from marketable securities, net	-	(118,169)	(31,303)
Net change in fair value of conversion feature with
respect to convertible debentures	(12,377)	-	-
Foreign exchange differences	(1,015)	(7,275)	(1,927)
Other finance income	(399)	(234)	(62)
Total finance income	(27,202)	(131,806)	(34,915)

Interest expenses for financial liabilities	87,609	92,257	24,438
Expenses from marketable securities, net	38,568	-	-
Net change in fair value of conversion feature with
respect to convertible debentures	-	31,207	8,267
Foreign exchange differences	10,138	8,750	2,317
Other finance expenses	2,385	1,694	449
Total finance expenses	138,700	133,908	35,471
Finance expense (income) recognized in profit
or loss, net (1)	111,498	2,102	556

(1)	Less amounts recognized directly in other comprehensive income.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 26 - Earnings Per Share

Basic earnings per share

The calculation of basic earnings per share as at December 31, 2009 was based on the profit (loss) attributable to ordinary shareholders of NIS 62,239 (2008: NIS (18,315)) divided by a weighted average number of ordinary shares outstanding of 18,346 thousand (2008: 21,551 thousand), calculated as follows:

	Year ended December 31
	2008	2009
	Thousands of	Thousands of
	shares of NIS 1	shares of NIS 1
	par value	par value

Balance as at January 1	23,373	19,654
Effect of own shares held by the Group	(1,822)	(1,308)
Effect of conversion of convertible debt into shares	*-	-

Weighted average number of ordinary shares at December 31	21,551	18,346

(*)  Represent an amount less than NIS 1 thousand.

Diluted earnings (loss) per share
The calculation of diluted earnings per share as at December 31, 2009 was based on profit (loss) attributable to ordinary shareholders of NIS 62,239 (2008: NIS (20,851)), calculated as follows:

	Year ended December 31
	2008	2009
	NIS	NIS

Profit (loss) attributable to ordinary shareholders (basic)	(18,315)	62,239
Effect of expense of convertible debt	(2,536)	-
Profit attributable to ordinary shareholders (diluted) at December 31	(20,851)	62,239

Divided by a weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares of 18,346 thousand (2008: 23,388 thousand), calculated as follows:

	Year ended December 31
	2008	2009
	NIS	NIS

Weighted average number of ordinary shares (basic)	21,551	18,346
Effect of convertible debt	1,837	-

Weighted average number of ordinary shares (diluted) at December 31	23,388	18,346

The average market value of the Company’s ordinary shares for purposes of calculating the dilutive effect of convertible debt was based on quoted market prices for the period that the options were outstanding.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 27 - Related Parties

A.	Key management personnel compensation (including directors)

In addition to their salaries, the Company also provides non-cash benefits to directors and executive officers (such as a car, medical insurance, etc.).

Executive officers also participate in the Company’s share option program (see Note 22 regarding share-based payments).

Key management personnel compensation comprised:

			Convenience
	Year ended December 31		translation into
	2008	2009	US dollars
			(Note 2)
	Amount	Amount	2009
	NIS	NIS	US$

Employee benefits	11,106	11,112	2,944
Share-based payments	3,429	4,956	1,313

	14,535	16,068	4,257

			Convenience
	Year ended December 31		translation into
	2008	2009	US dollars
			(Note 2)
	Amount	Amount	2009
	NIS	NIS	US$

Total compensation to director
not employed by the Company	460	492	130
Total compensation to key
management personnel employed
by the Company	14,535	16,070	4,257

	14,995	16,562	4,387

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 27 - Related Parties (cont’d)

C.	Transactions with related and interested parties

			Convenience
			translation into
			US dollars
	Year ended December 31		(Note 2)
	2008	2009	2009
	Value of transactions
	NIS	NIS	US$

Revenues	5,395	11,857	3,141

Operating expenses	13,283	13,288	3,520

Finance expenses	768	837	222

				Convenience
				translation into
				US dollars
	January 1,	Year ended December 31		(Note 2)
	2008	2008	2009	2009
	Value of transactions
	NIS	NIS	NIS	US$

Current assets (1)	4,294	1,729	5,782	1,531

Current liabilities	211	3,223	90	24

(1)
For the purpose of financing the acquisition of the controlling interest in Bezeq The Israel Telecommunications Corp., Ltd. (for more details see Note 30), B Communications received an undertaking by Eurocom, whereby Eurocom granted B Communications an option to provide upon B Communications demand at any time after 120 days a loan of up to NIS 1.2 billion, bearing interest at the “risk-free” or lower rate and subordinated to any committed third-party financing for the abovementioned acquisition. B Communications did not exercise this option.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 28 - Group Entities

	Country of	Ownership
	incorporation	interest
		2009

B Communications Ltd. (formerly: 012 Smile.Communications Ltd.)	Israel	76.62%
Goldmind-Media Ltd. (formerly: Smile.Media Ltd.)	Israel	100%
Internet Gold International Ltd.	Israel	100%
IG Vest Ltd.*	Israel	100%

Subsidiary of B Communications Ltd.
012 Telecom Ltd.	Israel	100%

Subsidiaries of Goldmind–Media Ltd.
Start Net Ltd.	Israel	100%
Nirshamim Lalimudim Ltd.	Israel	100%
Hype Active Media Ltd.	Israel	100%
Seret Israel's Movies Portal Ltd.	Israel	51%

The Money Interactive Ltd. *	Israel	100%
Goldmind.Limudim Ltd.	Israel	100%

*	Inactive

Note 29 - Explanation of Transition to IFRSs

A.	General

As stated in Note 2A, these are the Group’s first consolidated annual financial statements prepared in accordance with IFRSs as issued by the IASB.

The accounting policies set out in Note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2009, the comparative information presented in these financial statements for the year ended December 31, 2008 and in the preparation of an opening IFRS statement of financial position as at January 1, 2008 (the Group’s date of transition).

In preparing its opening IFRS statement of financial position, the Group has adjusted amounts reported previously in financial statement prepared in accordance with US GAAP. An explanation of how the transition from US GAAP to IFRSs has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

B.	Reconciliation of equity

			Effect of the			Effect of the
			transition to			transition to
		US GAAP	IFRS	IFRS	US GAAP	IFRS	IFRS
		January 1, 2008			December 31, 2008
	Note	NIS	NIS	NIS	NIS	NIS	NIS

Assets
Cash and cash equivalents		601,926	-	601,926	86,090	-	86,090
Marketable securities		161,353	-	161,353	214,895	-	214,895
Trade receivables		224,616	-	224,616	217,796	-	217,796
Related parties receivables		4,294	-	4,294	1,729	-	1,729
Other receivables		23,683	-	23,683	27,046	-	27,046
Deferred tax assets	5,11	9,707	(9,707)	-	26,116	(26,116)	-
Total current assets		1,025,579	(9,707)	1,015,872	573,672	(26,116)	547,556
Long-term trade receivables		3,460	-	3,460	6,350	-	6,350
Marketable securities		-	-	-	279,823	-	279,823
Employee benefit assets	1	20,639	(8,300)	12,339	17,786	(7,725)	10,061
Property and equipment	6	163,949	(26,099)	137,850	171,104	(32,000)	139,104
Other assets	4,7,8	317,780	(317,780)	-	302,934	(302,934)	-
Intangible assets	6,8,10	202,376	461,111	663,487	174,640	457,349	631,989
Goodwill	10	417,608	(417,608)	-	416,888	(416,888)	-
Deferred expenses	7	-	288,653	288,653	-	284,581	284,581
Deferred tax assets	5,11	192	141	333	57	1,383	1,440
Total non-current assets		1,126,004	(19,882)	1,106,122	1,369,582	(16,234)	1,353,348
Total assets		2,151,583	(29,589)	2,121,994	1,943,254	(42,350)	1,900,904

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

B.	Reconciliation of equity (cont’d)

			Effect of the			Effect of the
			transition to			transition to
		US GAAP	IFRS	IFRS	US GAAP	IFRS	IFRS
		January 1, 2008			December 31, 2008
	Note	NIS	NIS	NIS	NIS	NIS	NIS

Liabilities
Current maturities of long-term liabilities and short-term bank credit		88,732	-	88,732	53,976	-	53,976
Current maturities of debentures		5,330	-	5,330	100,142	-	100,142
Current maturities of convertible debentures		19,039	-	19,039	17,516	-	17,516
Trade payables		170,797	-	170,797	148,580	-	148,580
Other payables and accrued expenses	5,9	120,734	(120,734)	-	125,388	(125,388)	-
Other payables		-	69,084	69,084	-	71,741	71,741
Related party payables		211	-	211	3,223	-	3,223
Current tax liabilities	5	-	32,270	32,270	-	23,528	23,528
Deferred income	9	-	7,871	7,871	-	5,561	5,561
Total current liabilities		404,843	(11,509)	393,334	448,825	(24,558)	424,267
Debentures	4	848,616	(9,183)	839,433	812,254	(7,908)	804,346
Convertible debentures	3,4	104,640	6,432	111,072	84,857	(5,428)	79,429
Long-term liabilities		32,265	-	32,265	760	-	760
Deferred tax liabilities	5,11	59,104	(58,478)	626	46,856	(46,856)	-
Liabilities for employee severance benefits	1	35,918	(35,664)	254	34,626	(34,159)	467
Total non-current liabilities		1,080,543	(96,893)	983,650	979,353	(94,351)	885,002
Total liabilities		1,485,386	(108,402)	1,376,984	1,428,178	(118,909)	1,309,269
Minority interest	12	180,410	(180,410)	-	190,472	(190,472)	-
Shareholders’ equity
Share capital		248	-	248	211	37	248
Share premium	3	436,131	50,509	486,640	436,182	51,739	487,921
Treasury shares		(6,423)	-	(6,423)	(106,513)	(37)	(106,550)
Capital reserve for financial assets available-for-sale	2	-	-	-	-	(42,757)	(42,757)
Accumulated other comprehensive loss	2,14	-	-	-	(36,812)	36,812	-
Retained earnings	14	55,831	12,680	68,511	31,536	14,923	46,459
Total shareholders’ equity		485,787	63,189	548,976	324,604	60,717	385,321
Non-controlling interest	12	-	196,034	196,034	-	206,314	206,314
Total liabilities and equity		2,151,583	(29,589)	2,121,994	1,943,254	(42,350)	1,900,904

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

C.	Reconciliation of statement of income

		Year ended December 31, 2008
			Effect of
		US	transition to
		GAAP	IFRS	IFRS
	Note	NIS	NIS	NIS

Revenues		1,167,327	-	1,167,327
Cost of revenues	13	799,914	(799,914)	-
Selling and marketing	13	175,780	(175,780)	-
General and administrative	13	71,548	(71,548)	-
Depreciation and amortization	13	-	117,503	117,503
Salaries	1,13	-	183,917	183,917
General and operating expenses	13	-	741,055	741,055
Other operating expenses		7,258	-	7,258
Other operating income		(12,839)	-	(12,839)
Operating income		125,666	4,767	130,432

Finance expenses	2	158,250	(19,550)	138,700
Finance income	1,3	(36,177)	8,975	(27,202)
Finance expenses, net		122,073	(10,575)	111,498

Income before income tax		3,593	15,342	18,935

Income tax	5,14	14,550	8,197	22,747

Net loss for the year		(10,957)	7,145	(3,812)

Minority share in income	12	(13,338)	13,338	-

Net loss for the year		(24,295)	20,483	(3,812)

Income (loss) attributable to:
Owners of the Company		-	(18,315)	(18,315)
Non-controlling interest		-	14,503	14,503
Net loss for the year		-	(3,812)	(3,812)
Other Comprehensive income:

Net loss for the year		(24,295)	20,483	(3,812)
Net change in fair value of available-for-
sale financial assets		(54,398)	865	(53,533)
Net change in fair value of available-for- sale
financial assets transferred to profit
or loss		-	2,569	2,569
Defined benefit plan actuarial losses, net		-	(6,079)	(6,079)
Income tax on other comprehensive income		13,599	(7,792)	5,807

Total comprehensive income for the year		(65,094)	10,046	(55,048)

Earnings per share
Basic earnings (loss) per share		(1.13)	0.28	(0.85)
Diluted earnings (loss) per share		(1.13)	0.24	(0.89)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

(1)	Employee benefits

Under US GAAP, the liability for employee severance benefits was measured by multiplying the years of tenure by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure) at each balance sheet date, and the amount funded for severance pay that has been accumulated for the liability is measured based on redemption values at each balance sheet date. In addition, under US GAAP, amounts funded with severance pay funds were presented as long term assets. On the date of transition to IFRS, all the net liabilities in respect of post-employment benefits of employees and other long-term benefit plans are measured in accordance with the provisions of IAS 19, Employee Benefits, on the basis of actuarial estimates and discounted amounts and takes into account, among other things, future salary rises and turnover. In addition, the amount funded is measured at its fair value. The said amounts funded comprise “plan assets” as defined in IAS 19, and hence, were set off from the liability for employee rights upon retirement for the purpose of statement of financial position.

The Group elected as its accounting policy to recognize actuarial gains or losses directly in retained earnings, according to the alternatives provided in IAS 19, since this alternative reflects the proper fair value of the net liabilities to the employees on the cutoff date. Furthermore, under this alternative the statements of income more appropriately reflects the results of operations of the Group, thus preventing fluctuations in respect of actuarial gains and losses.

(2)	Available-for-sale corporate debt securities

Under US GAAP, and in accordance with EITF 96-12, the effective interest rate of available-for-sale debt securities indexed to the CPI is re-calculated at the end of each reporting period, to reflect movements in the CPI. Under IFRS, the Company recalculates the carrying amount by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate and the adjustment is recognized in profit or loss for the period as income or expense.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

(3)	Convertible debentures and Stock Purchase Warrants (Series 2)

Under US GAAP, the Company’s convertible debentures were accounted at amortized cost. Under IFRS, the conversion option of the debentures is accounted as a derivative at fair value through profit or loss. The effect of this difference had the following effect on the Company’s financial statements:

	January 1	December 31
	2008	2008
	NIS	NIS

Consolidated Statement of Income:
Finance income	-	12,377
Adjustment before income tax	-	12,377

Consolidated Statement of Financial Position:
Convertible debentures	8,969	(3,445)
Share premium	50,509	50,546
Adjustment to retained earnings	59,478	47,101

(4)	Issuance expenses of debentures

Under US GAAP, issuance costs on debentures were presented as “Other assets”. Under IFRS, such expenses are presented net of the debentures issued and are part of the effective interest rate of the debentures. As a result, NIS 9,183 and NIS 7,908 as at January 1, 2008 and December 31, 2008, respectively, reclassified from the “Other assets” line item to the “Debentures" line item. In addition an amount of NIS 2,537 and NIS 1,983 as at January 1, 2008 and December 31, 2008, respectively, were reclassified from the “Other assets” line item to the "Convertible debentures“ line item.

(5)	Income tax exposures

Under US GAAP, the benefits of uncertain tax positions are recognized only if it more likely than not that the positions will be sustainable based on their technical merits. Under IFRS, uncertain tax positions are recognized based on the Company’s best estimate of the tax amount expected to be paid. As a result, a decrease in income tax expense of NIS 11,510 and NIS 23,566 was recognized as at January 1, 2008 and December 31, 2008, respectively.

In addition, under US GAAP, current tax liabilities has been presented under “other payables and accrued expenses” line item. Under IFRS, current tax liabilities are presented separately on the statement of financial position. As a result, current tax liabilities in an amount of NIS 32,270 and NIS 23,528 as at January 1, 2008 and December 31, 2008, respectively, were presented separately.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

(6)	Classification of software costs

Under US GAAP, computer software is classified within property and equipment. Under IFRS, computer software and capitalized software development costs which are not an integral part of the hardware attributed to them, are treated as intangible assets. As a result, NIS 26,099 and NIS 32,000 as at January 1, 2008 and December 31, 2008, respectively, relating to computer software and to capitalized software development costs, were reclassified from the “Property and equipment” line item to the “Intangible assets” line item.

(7)	Deferred expenses

Under US GAAP, payments in respect right-of-use (ROU) of international fiber optic cables were classified within the “Other assets” line item. Under IFRS, such payments were classified as deferred expenses. As a result, of NIS 288,653 and NIS 284,581 as at January 1, 2008 and December 31, 2008, respectively, relating to such payments, were reclassified from the “Other assets” line item to the “Deferred expenses” line item.

(8)	Licenses for telecom-communication services, website development costs and other

Under US GAAP, licenses for telecom-communication services, website development costs and other were classified within the “Other assets” line item. Under IFRS, such licenses and development costs are treated as intangible assets. As a result, NIS 17,407 and NIS 8,462 as at January 1, 2008 and December 31, 2008, respectively, were reclassified from the “Other assets” line item to the “Intangible assets” line item.

(9)	Deferred income

Under US GAAP, deferred incomes were classified within “Other payables and accrued expenses” line item. Under IFRS, such deferred incomes are presented within a separate line item in the statement of financial position. As a result, NIS 7,871 and NIS 5,561  as at January 1, 2008 and December 31, 2008, respectively, relating to such deferred income, were reclassified from the “Other payables and accrued expenses” line item to the “Deferred income” line item.

(10)	Goodwill

Under US GAAP, goodwill is required to be presented separately on the balance sheet. Under IFRS, goodwill can be included within intangible assets and is not required to be presented separately. As a result, goodwill of NIS 417,608 and NIS 416,888 as at January 1, 2008 and December 31, 2008, respectively, was reclassified from “Goodwill” line item to “Intangible assets” line item.

(11)	Deferred taxes

Under US GAAP, deferred taxes were classified as current assets or liabilities and non-current assets or liabilities based on the classification of the assets or liabilities to which they relate. Under IFRS, deferred taxes are classified as non-current assets or liabilities even if it is anticipated that they will be realized in the short term. As a result, deferred tax assets in the amount of NIS 9,707 and NIS 26,116 as at January 1, 2008 and December 31, 2008, respectively, were reclassified from current assets to non-current assets or liabilities.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 29 - Explanation of Transition to IFRSs (cont’d)

(11)	Deferred taxes (cont’d)

The deferred taxes as presented hereunder have changed based on the aforementioned changes. The changes in the deferred taxes were calculated on the basis of tax rates that are expected to be in effect when the temporary differences reverse.

	January 1	December 31
	2008	2008
	NIS	NIS

Issuance of shares in a subsidiary	(30,077)	(30,077)
Intangible assets	(25,548)	(15,458)
Employee benefits	6,713	6,611
Unrealized loss on marketable securities	-	16,801

Decrease in deferred tax liability	(48,912)	(22,123)

(12)	Non-controlling interests

Under US GAAP, non-controlling interest are presented in the statement of financial position outside of shareholders’ equity section, whereas under IFRS non-controlling interests are presented in the statement of financial position as part of the equity section.

In addition, under US GAAP, the non-controlling interests share in the results of subsidiaries is included as part of the results of operations in the statement of income, whereas under IFRS the non-controlling interests share, as stated, is not part of the statement of income but, rather, is presented as part of distribution of the income between the Company’s owners equity and the non-controlling shareholders.

(13)	Cost and expenses

Under US GAAP, expenses in the statements of income were classified according to their function (e.g., cost of sales, selling and marketing and administrative etc.), whereas under IFRS, the Company chose to classify expenses in the statements of income according to their nature (e.g., depreciation and amortization, salaries etc.), as permitted under IFRS.

(14)	The effect of the aforementioned adjustments on retained earnings is as follows:

	2008	2008
	NIS	NIS

Marketable securities available-for-sale	-	(3,071)
Employee benefits	27,364	26,434
Deferred taxes	48,912	30,772
Current taxes liabilities	11,510	23,566
Convertible debentures	(59,478)	(47,101)
Non-controlling interest	(15,628)	(15,677)

Total equity adjustments	12,680	14,923

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 30 - Subsequent Events

A.
On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares, for an aggregate cash purchase price of NIS 6.5 billion (approximately $1.72 billion), and became the controlling shareholder of Bezeq. The Transaction was made through B Communications’ wholly-owned subsidiary, B Communications (SP2) Ltd., or SP2.

The acquisition was funded with the proceeds that B Communications received from the sale of its legacy communications business and the following loans:

(1)
On the closing date of the acquisition of the Bezeq interest, SP2, which holds the Bezeq interest, received a bank loan from certain banking and financial institutions led by Bank Hapoalim Ltd., or Bank Hapoalim, in a total principal amount of NIS 4.6 billion (approximately $1.24 billion). SP2 also issued to the lenders phantom stock option agreements, under which the lenders received option units, which reflect, in the aggregate, 2% of Bezeq’s share equity (subject to adjustments in certain instances). The “base price” of each unit is NIS 8.62.  However, the total amount that SP2 will pay the lenders under all the phantom stock options together is limited to NIS 125 million (NIS 2.3367 per option unit). The option units are exercisable by the lenders until May 30, 2017, but are due for payment in certain installments.

The Bezeq shares that were purchased by SP2 on the closing date, and all of SP2’s other rights and assets (except additional shares of Bezeq that it may acquire in the future) have been pledged to the lenders as security of SP2’s obligations under the loan agreement.

In addition, B Communications’ wholly-owned subsidiary SP1, the direct parent company of SP2, has pledged to the lenders the entire equity it holds in SP2 and the debt owed to it by SP2 (other than the amounts that SP2 will pay SP1 according to the terms and the conditions of the loan agreement).

The Loan included a “bullet” floating rate loan, in the amount of NIS 700 million (approximately $185.4 million); with principal and interest payable on November 30, 2010. SP2 repaid this loan in full following B Communications’ receipt of a dividend from Bezeq on May 3, 2010.

(2)
On February 19, 2010, B Communications’ wholly-owned subsidiary, SP1, entered into a loan agreement with certain entities from the Migdal Insurance and Financial Holdings Ltd. group or Migdal. According to the Migdal loan agreement, on the closing date of the acquisition of the Bezeq interest, SP1 was provided a loan in an amount of NIS 500 million. The loan with bear annual interest at a rate of 6.81%, linked to the Israeli consumer price index.  In addition, a special interest payment is payable on the date of the final repayment of the loan in order to ensure a certain internal rate of return, or IRR, of the loan principal (without linkage to the Israeli consumer price index), which will be calculated according to a formula that takes into account amounts that SP1 will pay due to early repayment at Migdal’s demand and amounts with respect to which Migdal waived its right to demand their early repayment. However, in any event the abovementioned IRR will not exceed the IRR which derives from a fixed interest of 6.95%. The Migdal loan is secured by a first ranking pledge on SP1’s rights in the bank account (hereinafter - the Pledged Bank Account) into which all payments from SP2 are made, except for certain defined expenses. SP1 undertook to maintain minimum funds of NIS 22.5 million (linked to the Israeli consumer price index).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in thousands except where otherwise stated)

Note 30 - Subsequent Events (cont’d)

B.	On March 24, 2010, B Communications completed a private placement of 3,478,000 of its ordinary shares to Israeli institutional investors and to the Company.

The offering price of NIS 116 per ordinary share was determined by means of a tender by third party, institutional investors.

Based on the Company’s irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, the Company purchased 2,599,310 ordinary shares, which represent approximately 75% of the shares sold in the private placement.

The private placement proceeds from the Company were paid to B Communications on March 24, 2010 by way of early repayments of shareholders loans:

(a)           NIS 83.2 million from March 2007 loan.

(b)           NIS 218.3 million from November 2009 loan (the loan was fully repaid).

As at May 12, 2010, the remaining outstanding balance of the March 2007 loan was fully repaid (NIS 31.5 million).

As a result of the sale of B Communications’ legacy telecommunications business to a wholly-owned subsidiary of Ampal-American Israel Corporation which resulted a change of control event, all of B Communications options became fully vested.

On May 9, 2010, the Company purchased 1,100,000 ordinary shares of B Communications in a private transaction with various former employees of B Communications who had exercised the options to purchase the 1,100,000 ordinary shares. The purchase price for such 1,100,000 ordinary shares was NIS 109 per share (approximately US$ 28.91 per share) or NIS 119.9 million in the aggregate (approximately US$31.8 million).

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNET GOLD – GOLDEN LINES LTD.

By:	/s/ Eli Holtzman
Eli Holtzman
Chief Executive Officer

By:	/s/ Doron Turgeman
Doron Turgeman
Deputy Chief Executive Officer and Chief Financial Officer

Dated: June 30, 2010