Form 20-F
period 2011-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2012-04-30
CIK 1090159

•

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

Doron Turgeman, CEO, +972-3-9240000 (phone), +972-3-9399832 (fax)
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

Ordinary Shares, par value NIS 0.01 per share ……………19,203,078

(as of December 31, 2011)

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

Yes ☐                      No ☒

INTRODUCTION

We are a leading communications group in Israel. Our shares are listed on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange, or TASE. Our subsidiaries are B Communications Ltd. (formerly known as 012 Smile.Communications Ltd.) and Goldmind Media Ltd. (formerly known as Smile.Media Ltd.). As used in this annual report, the terms “we,” “us” and “our” mean Internet Gold - Golden Lines Ltd. and its subsidiaries, “B Communications” means B Communications Ltd., Goldmind means Goldmind Media Ltd., “Eurocom Communications” means Eurocom Communications Ltd., “Bezeq” means Bezeq - The Israel Telecommunications Corp., Ltd.; “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” or “YES” (the trade name for DBS) means DBS Satellite Service (1998) Ltd.  Bezeq, Pelephone, Bezeq International and DBS are sometimes referred to as the Bezeq Group in this annual report.

On April 14, 2010, our principal subsidiary, B Communications, completed the acquisition of the controlling 30.44% interest in Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications) for an aggregate cash purchase price of approximately NIS 6.5 billion.  In accordance with the terms of the transaction, effective as of the closing of the acquisition, B Communications designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors, which numbers 13 directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition. On March 14, 2011, B Communications purchased an additional 14,590,000 ordinary shares of Bezeq at NIS 10.1716 per share, further increasing its ownership interest in Bezeq to 31.37% of its outstanding shares (30.14% on a fully diluted basis).  As of April 30, 2012 B Communications ownership interest in Bezeq declined to 31.05% due to Bezeq employee stock option exercises.

Prior to January 2010, B Communications offered a wide range of broadband and traditional voice services in Israel, which we refer to in this annual report as the legacy communications business. As part of its acquisition of the controlling interest in Bezeq, on November 16, 2009, B Communications entered into an agreement to sell its legacy communications business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal-American Israel Corporation, or Ampal, for NIS 1.2 billion. The sale of B Communications’ legacy communications business to Ampal was completed on January 31, 2010, and was effective as of January 1, 2010.

B Communications changed its name from 012 Smile.Communications Ltd. to B Communications Ltd. on March 16, 2010 in connection with its acquisition of the controlling interest in Bezeq. B Communications’ ordinary shares are listed on the NASDAQ Global Select Market (symbol: BCOM) and on the TASE. We currently own 78.11% of the ordinary shares of B Communications.

Effective as of January 1, 2009, we adopted International Financial Reporting Standards, IFRS, as issued by the International Accounting Standards Board, or the IASB, replacing the previous reporting standard which was generally accepted accounting principles in the United States, or U.S. GAAP. Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB. Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards was January 1, 2008. Comparative data of our financial statements has been restated to retrospectively reflect the adoption of IFRS. Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels, or NIS, and are translated into U.S. dollars at the representative rate of exchange at December 31, 2011 (NIS 3.821 = $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

Forward Looking Statement

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information - Risk Factors.

TABLE OF CONTENTS

Page

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
B.	Business Overview	18
C.	Organizational Structure	75
D.	Property, Plants and Equipment	75
ITEM 4A.	UNRESOLVED STAFF COMMENTS	75
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	75
A.	Operating Results	75
B.	Liquidity and Capital Resources	91
C.	Research and Development, Patents and Licenses	111
D.	Trend Information	111
E.	Off-Balance Sheet Arrangements	111
F.	Tabular Disclosure of Contractual Obligations	111
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	112
A.	Directors and Senior Management	112
B.	Compensation	114
C.	Board Practices	114
D.	Employees	121
E.	Share Ownership	121
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	122
A.	Major Shareholders	122
B.	Related Party Transactions	123
C.	Interests of Experts and Counsel	129
ITEM 8.	FINANCIAL INFORMATION	129
A.	Consolidated Statements and Other Financial Information	129
B.	Significant Changes	138
ITEM 9.	THE OFFER AND LISTING	138
A.	Offer and Listing Details	138
B.	Plan of Distribution	139
C.	Markets	139
D.	Selling Shareholders	139
E.	Dilution	139
F.	Expense of the Issue	139
ITEM 10.	ADDITIONAL INFORMATION	140
A.	Share Capital	140
B.	Memorandum and Articles of Association	140
C.	Material Contracts	144
D.	Exchange Controls	145
E.	Taxation	145
F.	Dividends and Paying Agents	151
G.	Statement by Experts	151
H.	Documents on Display	151
I.	Subsidiary Information	152
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS	152

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Effective as of January 1, 2009, we adopted International Financial Reporting Standards, IFRS, as issued by the International Accounting Standards Board, or the IASB, replacing the previous reporting standard which was generally accepted accounting principles in the United States, or U.S. GAAP. Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB. Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards was January 1, 2008.  Comparative data of our financial statements has been restated to retrospectively reflect the adoption of IFRS.

IFRS

The tables below at and for the years ended December 31, 2008, 2009, 2010 and 2011 set forth selected consolidated financial data under IFRS, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2008, 2009, 2010 and 2011 appear in this annual report.

Statement of Operations Data:

	Year Ended December 31,
	2008	2009	2010	2011	2011
	(NIS in millions, except shares and per share data)				($ in thousands, except share and per share data)
Revenues	1,167	1,243	8,732	11,376	2,977
Depreciation and amortization	117	99	2,295	2,984	781
Salaries	184	171	1,500	2,122	555
General and operating expenses	741	811	3,711	4,468	1,169
Other operating expenses (income),net	(6)	2	(3)	323	85
	1,037	1,083	7,503	9,897	2,590
Operating income	130	160	1,229	1,479	387
Finance expense	139	134	716	1,077	281
Finance income	(27)	(132)	(327)	(497)	(130)
Finance expense, net	112	2	389	580	151
Income after financing expenses	18	158	840	899	236
Share of losses in equity-accounted investees	-	-	235	216	57
Income before income tax	18	158	605	683	179
Income tax	22	58	385	653	171
Income (loss) for the year	(4)	100	220	30	8
Income (loss) attributable to owners of the Company	(18)	62	(209)	(266)	(69)
Income (loss) attributable to non-controlling interest	14	38	429	296	77
Net income (loss) for the year	(4)	100	220	30	8
Basic earnings (loss) per share	(0.85)	3.39	(11.11)	(13.56)	(3.55)
Diluted earnings (loss) per share	(0.89)	3.39	(11.23)	(13.60)	(3.56)

Statements of Financial Position Data:

	As at December 31,
	2008	2009	2010	2011	2011
			(NIS in millions)		($ in thousands)
Cash and cash equivalents	86	1,350	404	1,447	379
Total assets	1,901	2,846	24,320	25,259	6,611
Total current liabilities	424	1,009	4,305	4,787	1,253
Total non-current liabilities	885	1,144	12,304	16,231	4,248

U.S. GAAP:

The table below sets forth a selected consolidated financial information under U.S. GAAP for the year ended December 31, 2007, which has been derived from our previously published audited consolidated financial statements for that year.

Statement of Operations Data:

Year Ended December 31, 2007
(NIS in millions, except share and per share data)
Operating expenses:
Cost of revenues	802
Selling and marketing	176
General and administrative	70
Impairment and other expenses, net	15
Total operating expenses	1,063
Operating income	113
Financial expenses, net	58
Gain from issuance of shares in a subsidiary	120
Income before income taxes	176
Income tax expenses	50
Income after income tax	125
Minority share in income	(1)
Net income	124
Earnings per ordinary share - basic	5.74
Weighted average number of shares used in the calculation	21,617
Earnings per ordinary share - diluted	5.44
Weighted average number of shares used in the calculation	24,795
_____________
* Represents an amount less than NIS 1 million

U. S. GAAP

Statements of Financial Position Data:

As of December 31, 2007
(NIS in millions)
Cash and cash equivalents	230
Total assets	1,554
Total short-term debt	112
Total long-term loans (net of current maturities)	440

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

Period	Average	High	Low	At Period Ended
Year ended December 31, 2007	4.110	4.342	3.830	3.846
Year ended December 31, 2008	3.586	4.022	3.230	3.802
Year ended December 31, 2009	3.923	4.256	3.690	3.775
Year ended December 31, 2010	3.723	3.894	3.549	3.549
Year ended December 31, 2011	3.579	3.821	3.363	3.821

Period	High	Low
November 2011	3.800	3.665
December 2011	3.821	3.727
January 2012	3.854	3.733
February 2012	3.803	3.700
March 2012	3.814	3.715
April 2012	3.769	3.723

On April 27, 2012, the representative rate of exchange was NIS 3.750 = $1.00 as published by the Bank of Israel.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Competition in the voice, cellular and Internet services markets in Israel is intensifying. The main characteristic of market competition in 2011 was the continued consolidation of communication groups and their offering comprehensive service packages and products.  As reflected in the following table, four main groups, consisting of companies under common or joint control, operate in the communications market in Israel today: the Bezeq Group, the IDB group, Partner Communications Company Ltd., or Partner, and HOT Telecom, or HOT, a cable communications company and together with Mirs Communications Ltd., or Mirs, the HOT-Mirs Group.

Group Activity	Bezeq	IDB	Partner	Hot – Mirs
Cellular telephony	Pelephone	Cellcom	Partner	Mirs
Fixed-line telephony	Bezeq Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom
Internet services (fixed-line / cellular)	Bezeq Pelephone Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom HOT-Net
International calls	Bezeq International	Netvision	012 Smile	-
Multi-channel television	DBS	-	-	HOT Broadcasts

While in the past the competition in the communications market was mainly among independent communications services providers in each segment separately, more recently and especially in the last year, the trend has reflected increased competition among communications groups. In some cases, the groups operate on the basis of marketing cooperation among the various communications providers in the group so as to provide comprehensive communications services, utilizing the marketing and operational advantage inherent in such a structure, while in other cases where there is no cooperation of this kind at present, there is likely to be cooperation in the future in view of the control links between the companies and the changing regulatory policy affecting the industry.

Another recent development is an increase in the consumption of "service packages” (packages containing various communications services such as telephony, Internet and broadcast services). This trend is strengthening with the transition to technologies based on IP protocol, which promotes technology convergence between the different communications systems and with the start of penetration of integrated products enabling various communications solutions on the same communications device (e.g. cellular and fixed-line telephony services in one handset). Communications groups market, or are likely to market in the future, joint service packages consisting of different communications services of the companies in each group. As a rule, the marketing of the joint service packages enables the communications group to offer its customers tariffs that are more attractive than purchasing each service separately (in some cases with "cross-subsidization" among the components of the packages), and a comprehensive solution that does away with the need to subscribe to a number of different providers.

We believe that the Bezeq Group is subject to stricter limitations than those which apply to the other communications groups, including among other things structural separation limitations and a limitation on marketing "joint" service packages.

During 2011, a tender was issued to grant frequencies and licenses for cellular operators that own infrastructure.  The tender was awarded to Mirs (part of the HOT-Mirs Group) and Golan Telecom Ltd., or Golan.  Under the tender conditions, the winners will be able to launch their activity after they have deployed a cellular network that initially covers 10% of the population of the State of Israel. Following this deployment, the new operators will be able to utilize the existing operator networks for a period of up to 7 years (with a possible extension based on approval for three more years), and based on the national roaming model.

Another characteristic of market competition in 2011 was the continued actions to promote the entry of mobile virtual network operators, or MVNOs, into Israel’s cellular market.  During 2010 and 2011, several licenses were issued to MVNOs. To date, Rami Levi Cellular Communications Ltd. is the only new cellular operator to have commenced operations.  Pelephone signed agreements with two MVNOs, including Rami Levi Cellular Communications Ltd. that will enable the MVNOs to use Pelephone’s infrastructure and network in order to service their customers and operation.  Pelephone anticipates that the entry of the new operators will intensify competition in the cellular market.

In October 2011, the Hayek Committee, a committee appointed by the Israeli Ministers of Communications and Finance, published its final report relating to significant regulatory aspects affecting the Israeli communications market.  If the recommendations are adopted, they may have a significant influence on competition in the markets in which the Bezeq Group operates.

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

Bezeq, mainly with respect to its Pelephone cellular operations, is subject to the Israeli Non-Ionizing Radiation Law, 5766-2006, or the Radiation Law, which regulates the emission of electromagnetic radiation from broadcast facilities.   The Radiation Law prohibits, among other things, the erection or operation of a source of radiation in contravention of any applicable permit and the erection or operation of a source of radiation without a permit.  After receiving a written warning from the authorities, failure to remedy a violation will subject the permit holder to criminal prosecution on a strict liability basis. Pelephone is currently working to obtain permits to set up and operate its various broadcasting installations; however, the policies maintained by the various relevant entities and amendments to applicable statutes and standards could adversely impact the infrastructure of such installations and the regularity of the services using the infrastructure.  As a result, Bezeq’s revenues from these services could be adversely affected.

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

On March 28, 2010, the Ministries of Communications and Finance announced the appointment of the Hayek Committee that was tasked with considering a new tariff arrangement for Bezeq, including determining new tariffs relating to the provision of services in the wholesale market for fixed-line communications (including resale and the provision of access to infrastructure) and call completion tariffs in the fixed-line networks.  On October 4, 2011, the Hayek Committee published its report including final recommendations.  The committee's recommendations are subject to the approval of the Ministers of Communications and Finance, and, if adopted, they may have a significant influence on the markets in which the Bezeq Group operates.

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

Natural disasters, terrorist attacks or breaches of network or information technology security could have an adverse effect on Bezeq’s business.

Natural disasters, terrorist acts, acts of war, cyber attacks or other breaches of network or information technology (IT) security may cause equipment failures or disrupt Bezeq’s systems and operations. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other telecommunications providers. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to Bezeq’s reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

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

Bezeq is currently deploying its next generation network, which to a large extent will replace its traditional networks. The set-up of a new network based on advanced technology involves operational and business risks, such as damaging the continuity and quality of the services provided to Bezeq’s customers, which could adversely impact its business.

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

Bezeq’s results of operations are subject to market risks such as currency fluctuations, inflation in Israel and the financial condition of the market in Israel and worldwide. Bezeq measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. In addition, Bezeq has exposure to inflation changes in Israel is high. Bezeq’s also has exposure to market risk for changes in interest rates relating to its borrowings.

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

Risks Related to Our Company

We and B Communications have a substantial amount of debt, which could restrict our financing and operating flexibility and have other adverse consequences; our ability to repay our debt may be affected by Bezeq’s distribution policy and the amount of dividends we receive from Bezeq.

To facilitate the funding of its acquisition of the controlling interest in Bezeq, B Communications entered into two financing agreements under which it received loans in a total principal amount of NIS 5.1 billion, of which NIS 3 billion (approximately $1 billion) was outstanding at December 31, 2011.  The financing agreements include certain financial covenants, including, among other things, the requirement that Bezeq maintain certain minimum shareholders equity and minimum ratio of shareholders’ equity.  In addition, B Communications’ wholly-owned subsidiary that directly holds the Bezeq interest must maintain a minimum ratio of debt to EBITDA and a debt service coverage ratio. The Bezeq shares that were acquired and all of such subsidiary’s other rights and assets (except for 29,662,168 ordinary shares of Bezeq that were acquired in 2011 and such additional Bezeq shares that may be acquired in the future) have been pledged to the lenders as security under the loan agreements. In addition, B Communications has pledged to the lenders the entire equity it holds in the subsidiary established to acquire the Bezeq shares and the debt owed by such subsidiary. Our ability to repay our debt and B Communications’ ability to repay its debt may be affected by Bezeq’s distribution policy and the amount of dividends received from Bezeq. If we and B Communications are unable to meet our debt obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments and our consolidated indebtedness, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

Our operating results may be adversely affected by significant fluctuations in the Israeli consumer price index and in interest rates.

As the principal amount of, and interest that we pay on, certain of our debentures and a significant portion of our bank loans are linked to the Israeli Consumer Price Index, or CPI, or are subject to variable interest rate, any increase in the Israeli CPI or in the interest rate will increase our financial expenses and could adversely affect our results.  In addition, Bezeq’s tariff updating mechanism, which is subject to government regulation, is reviewed once a year and is influenced by the CPI. As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq’s tariffs and its revenues and expenses during the year.

Our exposure to market risk for changes in interest rates also relates to our investment in marketable securities. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. The market pricing for such fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.

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

As part of the acquisition of the controlling interest in Bezeq, we, B Communications, B Communications (SP2) Ltd., its indirect fully owned subsidiary which holds the Bezeq interest, or SP2, B Communications (SP1) Ltd., its wholly-owned subsidiary that directly owns SP2, or SP1 and other members of the Eurocom group were granted a permit to control Bezeq, pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, the Communications Order (Determination of Essential Service Provided by “Bezeq” The Israel Telecommunication Corp. Limited), 5757-1997, or the Communications Order. The control permit includes several conditions, including, among others, the requirement that SP2 be controlled exclusively by the other parties to the control permit and that the parties to the control permit hold not less than 30% of any type of means of control of Bezeq and SP2. In February 2011, the Prime Minister and Minister of Communications gave approval for such holdings to reach 29% in the event of dilution resulting from the exercise of stock options by Bezeq employees, for a period of six months commencing from the date such holdings fall below 30%.  In addition, the control permit requires that a certain percentage of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order. The control permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in us and B Communications. If we, B Communications or any other member of the Eurocom group subject to the control permit fails to comply with the terms of the control permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

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

Eurocom Communications beneficially owned 78.97% of our outstanding ordinary shares, as of April 30, 2012.  Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Eurocom Communications, and the controlling shareholder of Eurocom Communications, will be able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

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

We have never declared or paid cash dividends on our ordinary shares and have not adopted a dividend distribution policy. B Communications’ indirect wholly-owned subsidiary, SP2, which directly holds Bezeq’s shares and our principal source of revenues and income, is subject to limitations on the payment of dividends under the terms of the financing agreements entered into in connection with its acquisition of the controlling interest in Bezeq. You should not rely on an investment in our company if you require dividend income from your investments.

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

We and Bezeq are incorporated and based in the State of Israel and Bezeq derives substantially all of its revenues from markets within the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Also, during 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may have a material adverse effect on our business, financial condition and results of operations.

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

From time to time, the Bezeq Group engages in currency hedging transactions to reduce the impact on its cash flows and results of operations of currency fluctuations.  The Bezeq Group recognizes freestanding derivative financial instruments as either assets or liabilities in the statements of financial position and it measures those instruments at fair value.  However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in our reported net income on a quarterly basis.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. As a foreign private issuer listed on the NASDAQ Global Select Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We are a leading communications group in Israel.  Our principal subsidiary, B Communications, is the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider.  Since B Communications’ initial public offering in October 2007, its ordinary shares have been listed on NASDAQ Global Market (symbol: BCOM) and the TASE, and since January 1, 2011 its ordinary shares are listed on the NASDAQ Global Select Market.  We currently own 78.11% of the ordinary shares of B Communications.  B Communications maintains a website at b.communications.co.il. The information on B Communications’ website is not incorporated by reference into this annual report on Form 20-F.

We began providing Internet access services in 1996, and began offering broadband services in 2001 and traditional voice services in 2004.  As part of our internal restructuring in 2006, we transferred our broadband and traditional voice services businesses, which we refer to in this annual report as the legacy communications business, to B Communications (formerly named 012 Smile.Communications), and our media operations to Goldmind (formerly named 012 Smile.Media). During 2010 and 2011 we have sold all of our media assets.

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

In connection with our decision to withdraw from the Internet media business, in April 2011, we sold our Internet portal, zahav.ru, our children's portal, Tipo, and the Vgames game website to Teletel Communication Channels Ltd., a wholly owned subsidiary of Walla! Communications Ltd., an Israeli company controlled by Bezeq, whose shares are listed on the TASE and which provides Internet and portal services.  Under the agreement with Teletel Communication Channels Ltd. we received consideration of NIS 2.8 million (plus VAT) plus NIS 700,000 of advertising space on Walla's portal.  In 2010 Goldmind had total revenues of NIS 75 million ($ 21 million) and EBITDA of NIS 3.5 million ($1 million).

In December 2010, we sold our Internet eCommerce operations activity to Best-Buy Marketing Chains for NIS 8.35 million (plus VAT) plus NIS 150,000 worth of advertising space.  In addition, in January 2011, we sold our "Start" Internet operation for NIS 2.25 million (plus VAT). In January 2011, we also sold our holdings in "Seret," a movie and entertainment information website in Israel for 100,000 in addition to a return of a shareholders loan.  In August 2011, we also sold our holdings in "Nirshamim," a Study information website in Israel for NIS 800,000.

Acquisition of the Controlling Interest in Bezeq

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of approximately NIS 6.5 billion and became the controlling shareholder of Bezeq. The Bezeq interest was directly acquired by an indirect wholly-owned subsidiary of B Communications. The transaction was completed after all conditions in the agreement were met, including receipt of the approval of the Prime Minister of Israel and the Israeli Minister of Communications (including the grant of control permits) and the Israeli Antitrust Commissioner. In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s 13 person Board of Directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began reporting the consolidated results in our 2010 second quarter earnings release.  As of April 30, 2012, we hold a 31.05% ownership interest in Bezeq.

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

•
Bezeq International – Internet, international communications and network endpoint, or NEP, services. Bezeq International is an Internet service provider, or ISP, and also provides international communications services and NEP services.

•	DBS - Provides multi-channel broadcast and value added services via satellite.

In view of the decision in 2009 of the Israeli Supreme Court not to approve the merger of Bezeq and DBS, Bezeq ended its control over DBS and commencing August 21, 2009 it ceased consolidating the results of DBS into its financial statements and Bezeq accounts for its investment in DBS shares under the equity method.

Below are details of the holdings in Bezeq at December 31, 2011 and at March 30, 2012, and on a fully diluted basis at April 30, 2012, assuming exercise of all the options granted to employees and managers of the Bezeq Group at April 30, 2012.

	Holding %
Shareholders	At December 31, 2011	At March 30, 2012	With full dilution at April 30, 2012 (1)
B Communications (through SP2)	31.10%	31.08%	31.05%
The public	68.90%	68.92%	68.95%
____________________
(1)
Full dilution calculation assumes that all outstanding options are exercised pursuant to the Stock Appreciation Rights (SAR) mechanism of the 2007 Stock Option Plan for Managers and Senior Employees in the Bezeq Group and the 2007 Employee Stock Options Plan in the Bezeq Group.  This assumption is theoretical as under the terms of the plans the offerees who exercise their options will not receive the number of shares underlying them, but as a cashless exercise they will receive the number of shares that reflect the financial benefit embodied in the options.

Permit to Control Bezeq Granted to Members of the Eurocom Group

As part of B Communications’ acquisition of the controlling interest in Bezeq, we, SP2, SP1 and other members of the Eurocom group applied for authorization to control Bezeq, pursuant to the Communications Law and Communications Order. On April 13, 2010, the control permit was granted subject to the condition that SP2 continues to be controlled exclusively by the other parties to the control permit, referred to as the Companies’ Control Permit. Concurrently, a separate control permit was also granted to Messrs. Shaul Elovitch and Yossef Elovitch, our controlling shareholders, referred to as the Individuals’ Control Permit.

According to the Companies’ Control Permit, the parties must hold not less than 30% of any type of means of control of Bezeq and SP2. In February 2011, the Prime Minister and Minister of Communications gave approval for such percentage to reach 29% in the event of dilution resulting from the exercise of stock options by Bezeq employees, for a period of six months commencing from the date such holdings fall below 30%. B Communications’ subsidiary which owns the Bezeq shares is deemed to hold the Bezeq shares directly notwithstanding that the Bezeq interest is recorded in the name of a trust company wholly-owned by Bank Hapoalim, which was granted a lien over the Bezeq shares that were purchased from Ap.Sb.Ar. Holdings Ltd and  held by SP2 as a security for the repayment of the NIS 4.6 billion loan (which debt was reduced to NIS 3 billion (approximately $0.8 billion) at December 31, 2011) provided by Bank Hapoalim and other banking and financial institutions, referred to as the Lending Parties, for the funding of the acquisition of the Bezeq interest.

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

Government Regulations

The Israeli communications industry is regulated and controlled by the Israeli Ministry of Communications and to a lesser degree by other governmental authorities.  Bezeq is subject to government supervision and regulation relating to, among other things, licensing, determining permitted areas of activity, determining tariffs, operation, competition, environmental matters, payment of royalties, obligation to provide universal service, ability to hold its shares, relationships between Bezeq and its subsidiaries and prohibitions as to the termination or restriction of its services (which may force Bezeq to provide services at a loss. Bezeq was declared a monopoly in its main fields of activity, and is also subject to control and restrictions under the Antitrust Law, 5748-1988, or the Antitrust Law.  This supervision and regulation at times lead to governmental intervention. Bezeq’s business and operations could be adversely affected by decisions of regulators, in particular the Ministry of Communications as well as changes in laws, regulations or government policy affecting its business activities. Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that Bezeq expects and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to Bezeq’s business and results of operations.

Bezeq was declared a provider of essential telecommunications services under the Communications Order (see below). By virtue of that declaration, Bezeq is required to provide certain types of services and may not interrupt its provision of such services or narrow them.  Among these services are basic telephone services, infrastructure services, transmission services and data communication services including, interconnect, and other services listed in the schedule to the Communications Order.

Under Israeli regulations, an application may be filed by competitors of Bezeq for a special general domestic license to provide landline services, which does not involve an obligation to provide services to the entire Israeli public, as is required under Bezeq’s general license. 012 Smile Telecom (now owned by Partner), Cellcom and Partner, the principal competitors of Bezeq in this field, have all been granted such licenses. Unlike Bezeq, Partner, Cellcom and 012 Smile Telecom are entitled to offer service packages that combine cellular and landline services, which give them a competitive advantage over Bezeq.

On February 13, 2011, a sub-committee of the Israeli Parliament (the Knesset) for Economic Affairs, or the Knesset Economic Affairs Committee, approved regulations for the establishment of an advisory committee to the Minister of Communications.  The role of the advisory committee will be to recommend the approval of exemptions from or delays in the provision of the universal services by license holders upon extraordinary circumstances.  The advisory committee has not yet established its work arrangements.

On October 11, 2011, Bezeq was notified by the Israeli Antitrust Commissioner that he was considering the issuance of a finding that it violated the provisions of Section 29A of the Antitrust Law by, among other things, not providing infrastructure and transmission services for telephony and Internet services (domestic operator) to its competitors, Cellcom Israel Ltd., or Cellcom, and Partner.  In October 2010, Bezeq started to provide infrastructure and transmission services to competing telecommunications operators.

The Communications Order

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

Changes in the Regulatory Environment

The policy of the Ministry of Communications to advance competition in the communications market was outlined in the Gronau Report and in the letter of the then Minister of Communications dated August 13, 2008, concerning adoption of the report, or the Competition Policy Documents.  The Competition Policy Documents established a number of principles relating to the Group's activities, which include:

•
Wholesale market of fixed-line infrastructure.  The wholesale market in the fixed-line segment must be developed, with the prime goal being dismantling it into sections.  Owners of universal infrastructures (Bezeq and HOT) will be required to offer all services wholesale (e.g. resale – wholesale purchase at a reduced price from the owner of the infrastructure by a communications operator and retail marketing to end users), and the leasing of access sections to competitors (Unbundling Local Loop), which for reasons of technological applicability it was determined would apply at this stage only to Bezeq). It was also determined that the Ministry of Communications would start the preparation of the regulatory and pricing basis required for establishing the wholesale market. Among other things, the Hayek Committee was established for this purpose.

•
Sale of packages that cannot be unbundled by the subsidiaries.  It was recommended that after implementation of the wholesale market arrangement, the subsidiaries of Bezeq would be granted a permit to provide service bundles that cannot be unbundled (i.e. bundles in which the individual services cannot necessarily be purchased separately on the same terms as those at which they are offered in the bundle).

•	Flexibility in the approval of alternative tariff packages for Bezeq.

•	Issuance of MVNO licenses to virtual cellular operators.

•
Structural separation.  It was decided to enforce structural separation on the HOT Telecom and to leave the structural separation in Bezeq Group as long as there are only two companies that own a nationally-deployed fixed-line infrastructure (nevertheless, the license of HOT Telecom was amended in June 2009 and exceptions made to the structural separation obligation between Hot Telecom and HOT Broadcasts).

•	Entry of cellular operators into the international telephony market.

•	Decrease the rate of royalties. A gradual decrease in the rate of royalties applicable to license-holders was decided upon, subject to their eventual cancellation.

The Hayek Committee

On March 28, 2010, the Ministers of Communications and Finance appointed the Hayek Committee to review and revise the structure of Bezeq's tariffs and to set wholesale fixed-line communications service tariffs.  The Hayek Committee was requested to make recommendations regarding the base level of telecommunications tariffs and how they should be calculated, a tariff control mechanism, tariff updates including an efficiency factor and mechanisms for the prevention of cross-subsidization among the various services, based on the cost of the services.  The committee also discussed structural separation in the communications market, the issue of tariff control – its format and its necessity and the proposed project to utilize the infrastructure of the Israel Electric Corporation, or IEC, to provide communication services.  On October 4, 2011, the Hayek Committee published its report with final recommendations.  The Committee's recommendations are subject to the approval of the Ministers of Communications and Finance.  The main recommendations in the report are as follows:

•
Development of a wholesale market.  Holders of a Domestic Carrier General License, or Carrier License, (as of December 31, 2011, only Bezeq and HOT held such licenses) should be required to provide service and allow the use of their infrastructure to enable other license-holders to provide services to end-users.  Broadband access services should be provided immediately, in a manner that will enable a service provider that does not have its own infrastructure to manage the service.  The report recommends that Carrier License holders enter into agreements with other license-holders for the use of their infrastructure.  The regulator will be permitted to force changes in these agreements should they fail to comply with the standards listed in the recommendations.

•
The committee also recommended that Carrier License holders regularly publish details of the use of their existing infrastructures by other license holders, in accordance with the requirements of the regulator (with certain exceptions to be defined by the Ministry of Defense).  Additionally, the committee recommended that the license holders deposit bank guarantees in the amount of NIS 200 million to guarantee that a wholesale market is maintained (parts and portions of the guarantee may be forfeited as determined by the regulator) and that the Carrier License holders’ managers will bear personal liability if they fail to allow competitive use of their company’s infrastructures by other license-holders.  The committee also recommended that its recommendations be included in legislation that will also contain sanctions should the Carrier License holders fail to comply with the wholesale market regulations.

•
Setting prices.  Until the regulator sets the tariffs, the price of each wholesale service should be uniform, irrespective of the consumer's characteristics; retail services sold by holders of a Carrier License, including Internet infrastructure on all bandwidths and the sale of call minutes, should be sold to other license holders at a price that is no greater than 75% of the average retail price that Bezeq offered to private customers during the period July-September 2011.  This arrangement should apply for six months from such time as the Minister of Communications approves the regulations.  The Minister of Communications may extend this period by an additional six months.

The prices of these services should be determined as a maximum price and they should be calculated based primarily on the cost of the services.  The regulator may determine that the prices of these services should not be set on a cost basis if he believes that the use of a different calculation will not affect the competition in this sector. The rate of return on the capital will be dynamic, based on the Carrier License holders' risk levels in any given year.  Prices should be reviewed once every three years.  The regulator's involvement may be eliminated in due course if it is convinced that a wholesale market has developed and that competition in the sector has significantly improved.

•
Abolishment of structural separation.  Bezeq’s Carrier License states that it must maintain structural separation between itself and its Pelephone, Bezeq International, DBS and Bezeq On Line subsidiaries.  This framework includes: (i) the complete separation of the management of these subsidiaries, including their business systems, financial systems and marketing systems; (ii) the complete separation of their assets; (iii) a prohibition on Bezeq hiring employees of a subsidiary and vice versa; (iv) restrictions on the appointment of a Bezeq employee (other than the chairman of the board) as a director of a subsidiary; and (v) a prohibition on the transfer of commercial information to a subsidiary (including in relation to Bezeq).  Such structural separation limitations have placed the Bezeq Group at a disadvantage compared with other communications groups that are not subject to such far-reaching limitations and are able to deploy mergers and integrated operations.  These limitations have resulted in high management overhead and a continuing decline in competitiveness.

The committee recommended that the current obligation for structural separation with respect to fixed line and other telecommunications services be abolished after the passage of six months from the earlier of (i) the date on which the agreements between the Carrier License holders for the use of their infrastructure are signed; or (ii) date on which Carrier License holders begin to supply wholesale services pursuant to such agreements (except for structural separation in multi-channel TV which will be abolished after TV broadcasting over the Internet becomes possible). If no such agreement is achieved, the structural separation will be abolished when the tariffs are set, as aforementioned.

All the companies should be prohibited from transferring information between the wholesale and retail sectors to allow market participants to offer a full range of telecommunication services without any structural separation restrictions.  If a wholesale market does not becomes operational within 24 months of the publication of the committee's recommendations, the regulating body should take action to implement structural separation between the infrastructure of the Carrier License holders and the services rendered to end customers.

•
Retail price control.  The regulator should revise the maximum tariff from time to time and the price should be calculated based on the cost principle; the maximum price will be deregulated by setting tariffs in regulations, and moving over to price control under Section 17 of the Communications Law after the regulator is persuaded that competition in this branch makes this possible. After the deregulation of prices and the removal of structural separation, the regulating body should consider cancelling the fixed usage fees collected by Bezeq.

•
Venture for telecommunications over IEC infrastructure.  The committee gave considerable importance to advancing the activity of a telecommunications company which is expected to operate on the infrastructure of the IEC and believes that, with respect to the supply of wholesale services, the regulations to be applied to the entity that emerges from this initiative should be similar to the regulations applicable to the other Carrier License holders.

•
Consumer perspectives.  The telecommunications companies shall allow all consumers to benefit from all the price packages that they offer; obligations should apply and action shall be taken to inform customers and advertise prices, and the information must be accessible to consumers.

At this stage, Bezeq is unable to estimate the repercussions of the report on its business performance, in part due to the dependence on way in which the recommendations are adopted and implemented.

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

Other limitations on prices and offering benefits to Bezeq Group companies and joint ventures

Other limitations on cooperative ventures between Bezeq and its subsidiaries arise from various provisions under the antitrust laws and conditions established by the Antitrust Commissioner in approvals of mergers between Bezeq and Group companies.  Such limitations include a prohibition against discrimination in favor of companies within the Bezeq Group when providing certain services and the requirement to provide services equally to all and at a uniform tariff.

Control of Bezeq’s Tariffs

The tariffs for Bezeq’s controlled services (telephony and others) which are fixed in regulations promulgated under the Communications Law were updated so that on average, Bezeq's controlled tariffs will erode in real terms.  The Competition Policy Documents state that as long as the Bezeq Group's market share is higher than 60%, tariff control will continue in a format of fixing binding tariffs. The recommendations of the Hayek Committee for reviewing and revising the structure of Bezeq's tariffs, if adopted, could change the mechanism for fixing and updating the tariffs.

Under the Communications Law, if tariffs are fixed for controlled services, the Minister of Communications may, with the consent of the Minister of Finance, approve the request made by a licensee for an alternative payment package for a service package.  The approval mechanism was simplified in December 2010 as part of the Arrangements Law, so that Bezeq can offer an alternative payment package after the period defined in the law unless either Minister of Communications or Minister of Finance announces their objection.  The Competition Policy Documents state that an alternative payment package will be approved only of it is worthwhile for 30% or more of the subscribers who consume the services offered in the package and the smaller the market share of the Bezeq Group in fixed-line telephony, the higher the maximum discount rate permitted in an alternative payment package can be.

On February 9, 2012, the Ministry of Communications informed Bezeq of its objection to an alternative payment package that had been submitted for its approval, on the grounds that it does not comply with the conditions stipulated in the Gronau Report and with respect to prices of NDSL, a subscriber's line that provides high-speed access by means of ISPs only, or NDSL.  Bezeq submitted its position in opposition to the objections and argued that the package meets the conditions stipulated in the Gronau Report.

Under the Communications Law, a license holder can demand reasonable payment for a telecommunications service for which payment is not fixed.  Bezeq sets the tariffs for these types of services.

On July 3, 2011, Bezeq received a letter from the Director General of the Ministry of Communications concerning the price of its broadband Internet access services.  In the letter, the Director General contended that the price changes by Bezeq were inconsistent with the provisions of its general license and that Bezeq should correct this.  Further to the request of the Director General, Bezeq informed the Ministry that it would revise the price of Internet access infrastructure for new subscribers for its joint service bundles (through Bezeq and through ISPs) as well as for new subscribers who purchase infrastructure services separately.

Once every few years Bezeq's controlled tariffs are reviewed by a public committee and Bezeq is exposed to material changes in its tariff structure and tariff levels.  The review mechanism for the controlled tariffs, as defined in the regulations, results in a real average erosion of the tariffs over time. Control of the tariffs creates or could create difficulties for Bezeq in providing an appropriate and competitive response to changes in the market and in offers of competitive prices on short notice.  In addition, the restrictions on granting discounts on tariffs limit Bezeq’s ability to participate in certain tenders.

Service Packages

Pursuant to a policy paper published by the Minister of Communications in 2004, Bezeq was granted a permit to market joint service packages by means of an amendment to Bezeq’s Carrier License.  The amended license stated that after Bezeq's market share in a particular segment (private or business) falls below 85%, it will be allowed to market joint packages of services with its subsidiaries in the same segment.  Bezeq's market share in the private sector (according to the method of calculation determined by the Ministry of Communications) fell below 85%  in the private sector in 2008, and fell below 85% in the business sector in September 2009.  Following such declines, in May 2010 Bezeq was permitted to offer private subscribers joint  packages of services with its subsidiaries, subject to approvals by the Ministry of Communications and other conditions prescribed  in Bezeq’s Carrier License, including:

•	The service packages must be able to be unbundled, meaning that a service included in a package will be offered separately and on the same terms; and

•
At the time a request for approval of a service packages is submitted, there must be a group of services in similar format being marketed to a private subscriber as a package by a license-holder who is not a subsidiary of Bezeq, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service packages.

Joint service packages marketed by Bezeq’s subsidiaries and which include the services of Bezeq are also subject to similar limitations, including unbundling (except for a service package marketed by a subsidiary that contains only Bezeq's Internet infrastructure service).

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

At present, Bezeq may market joint service packages to the private sector only.  As Bezeq's market share in the business sector declined to below 85% in September 2009, Bezeq requested that the Ministry of Communications amend its Carrier License that it can market joint service packages to business customers.  On February 3, 2011, the Ministry of Communications sent a draft amendment to the communications licenses of the Bezeq Group companies that will enable them to market joint service packages to the business sector under the same limitations.  However, an amendment permitting the marketing of joint bundles to the business sector has not yet been signed.

Limitation on the exit penalty a license-holder may collect from a subscriber

On August 8, 2011, an amendment to the Communications Law came into effect, which impacts holders of Carrier Licenses and International Communications and Broadcast licenses.  Under the amendment, exit fees cannot be collected from a subscriber whose average monthly bill is less than NIS 5,000 who entered into an agreement after the effective date of the amendment, nor can the subscriber be denied a benefit that he or she would have received had he or she not terminated the agreement.  Commencing November 8, 2011, the amendment also applies to subscribers who entered into agreements before the amendment became effective and subsequently cancelled their agreements.  Such subscribers are subject to a cancelation fee of up to 8% of their average monthly bill, multiplied by the number of months remaining to the end of the term of the commitment.  In addition, a license-holder may not demand immediate payment of the balance for the terminal equipment in the event of cancellation of the agreement.  This amendment resulted in an increase in the churn rate and in certain adjustments to the terms in the subscriber agreements in order to conform them to the amendment.

Cellular license-holders are regulated by provisions limiting the exit fee that may be collected from certain subscribers who terminate their agreement before the end of the commitment period to 8% of the subscriber's average monthly bill at the cancellation date. The Economic Affairs Committee is discussing a bill which would set this exit fee at 0%.

Consumer protection

Frequent changes in consumer legislation regularly affect the operations of Bezeq and its subsidiaries. Bezeq and its subsidiaries are subject, among other things, to the Consumer Protection Law, 5741-1981, or the Consumer Protection Law.  Various amendments to the Consumer Protection Law have been enacted, which include providing consumers with the ability to cancel transactions and to disconnect from on-going services and requiring customers to give their express consent to continue transactions after the end of the term of the contract.  In addition, a number of pending legislative proposals provide for additional amendments to the Consumer Protection Law and may affect the conduct of Bezeq and its subsidiaries with their subscribers.

On February 20, 2012, the Knesset Economic Affairs Committee approved the proposed Consumer Protection (provision of telephony service) bill, according to which a recorded message must inform the consumer if the waiting time for a human response for free telephony service under the Consumer Protection Law is likely to exceed three minutes and provide the consumer the choice to leave a message or wait.  The proposed bill also specifies maximum periods of time for responding to the consumer.

Enforcement and financial sanctions

Several bills, sponsored by the government, are now pending in the Knesset, which seek to amend the Communications Law, the Protection of Privacy Law and the Antitrust Law with respect to the enforcement and the imposition of monetary penalties for violations of these laws and/or their regulations.  If approved, these amendments may affect the way in which Bezeq and its subsidiaries manage their affairs.

In January 2011, an amendment to the Securities Law was enacted as part of the Law to Streamline Enforcement Procedures by the Securities Authority (Legislative Amendments), 2011. The amendment empowers the Israeli Securities Authority to impose fines and an administrative enforcement committee to impose administrative enforcement measures for violations of certain provisions of the Securities Law.  Subsequently, on February 16, 2012, Bezeq's board of directors approved internal procedures that address internal enforcement of the provisions of the law, mainly with respect to prohibition of the use of inside information, the obligation to publish periodic and immediate reports, and agreement with related parties.

Limitations on creating charges on the assets of Bezeq Group

The Communications Law, the Communications Order (which applies to the Company) and some of the communications licenses of Bezeq Group, contain limitations on the grant of rights to a third party in assets used to provide the essential service or in the assets of the license, including the need to obtain regulatory approval to create charges on these assets.  In some instances, such as Pelephone's cellular operator's license and Bezeq International's ITS license, there are exceptions permitting the creation of charges in favor of banks without the need to obtain the regulator's approval in advance, provided that the charge agreement includes provisions to ensure that the enabled services will not be affected if the bank exercises the charge.  In addition, under the provisions of the law and the communications licenses, the license and the resulting rights are not transferrable and they cannot be pledged or confiscated (with certain exceptions).

Bezeq and Pelephone have provided undertakings to certain financing entities that they will not pledge their assets without simultaneously creating a charge of the same class, rank and amount (negative charge) in favor of those financing entities.  DBS created current charges on all its assets and fixed charges on certain of its assets, which include, among other things, restrictions on the creation of additional charges without obtaining the agreement of the financing entities.

Competition in the Israeli Communications Market

The Israeli communications market is dominated by four main groups, the Bezeq Group, the IDB group (which controls Cellcom and 013 NetVision), the Partner group, which recently purchased 012 Smile Communications Ltd. or 012 Smile and the HOT group, each having interests in one or more of the main communications sub-sectors.

IDB Group - The IDB Group provides communications services through Cellcom, a publicly held company, and its wholly owned subsidiary, Netvision Ltd., or Netvision (on August 31, 2011 a merger between Cellcom and Netvision was completed in which Cellcom purchased all the shares of Netvision).  These companies provide provides cellular telephony services (including cellular Internet), fixed-line telephony mainly to business customers through its own infrastructure, transmission and data communication services for business customers through Cellcom's own transmission network, ISP services, international call services and fixed-line telephony services using Voice over Broadband, or VoB, technology.

Partner Group - The Partner Group provides communications services through Partner, a public company, which provides cellular telephony services (including cellular Internet), fixed-line telephony, transmission and data communications, ISP services, international call services and fixed-line telephony using VoB technology.  In March 2011, Partner completed the purchase of the shares of 012 Smile, an international telephony services provider and ISP, from the purchaser of B Communications legacy communications business in January 2010.  Partner and 012 Smile were subject to structural separation limitations between 012 Smile's international telephony operations and Partner's cellular services.  According to the Partner's announcement, such restriction were removed in December 2011

HOT-Mirs Group - The HOT-Mirs Group provides communications services through HOT and through Mirs which are commonly owned.  The Hot-Mirs Group owns a cable infrastructure that is deployed nationwide, and it provides multi-channel television services though HOT, as well as fixed-line telephony services.  The HOT-Mirs Group also has a nationwide Internet infrastructure and provides transmission and data communications services through HOT Telecom, a subsidiary of HOT.  Mirs provides cellular communication services using iDEN technology.  The Hot-Mirs Group is subject to limitations separating the structure of Mirs from that of HOT Telecom and HOT Broadcasting, including full segregation of management, as well as the separation of assets and employees.  Mirs was prohibited from transferring commercial information to HOT Telecom and HOT Broadcasting, or from receiving such information.  However, Mirs was permitted to offer and market HOT Telecom or HOT Broadcasting services that are not part of the joint bundles and to transfer relevant information for this purpose.

In December 2010, HOT-Net, a subsidiary of HOT, was granted an ISP license, subject to similar structural separation limitations between HOT-Net, HOT and HOT Telecom and limitations on marketing joint service packages that include HOT-Net's Internet access.  Among the limitations are an obligation to market service packages that correspond to competing ISPs, and an obligation to sell ISP services separately and on the same terms as they are sold when part of the service package (unbundling).  In February 2012, HOT-Net launched operations.

On May 4, 2011, HOT announced that its board of directors had received a proposal from entities controlled by its controlling shareholder to join them in negotiations for the acquisition of Mirs and it had authorized a committee to take the actions necessary to review the proposal and conduct negotiations.

In June 2011, a tender was issued for the grant of frequencies and a license to cellular operators that own infrastructure.  The tender was won by Mirs, which is one of the four existing operators, and Golan.  During 2010 and 2011, several licenses were issued to MVNOs (virtual operators). To date, Rami Levi Cellular Communications Ltd. is the only MVNO to have commenced operations.

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

The Ministry of Communications has also supported competition by:

•	separating infrastructure and service providers;

•	granting new licenses and encouraging new and innovative technologies; and

•	mandating number portability.

In addition to HOT's cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are a number of utility and transportation infrastructures in Israel that have the potential to serve as communications infrastructures, based on optical fibers networks, which are mostly owned by government companies and entities.  Among these are IEC, Israel Railways, Mekorot (water grid), pipeline infrastructures companies and the Cross Israel Highway Company.  Some municipalities are also trying to create an alternative to cable network services of communications license-holders by deploying their own infrastructures.

In 2010 the IEC started a technological pilot to ascertain its ability to provide a high-speed optical fiber communications infrastructure to customer homes, or FTTH.  In July 2010, pursuant to a decision of the government, the Minister of National Infrastructures and the Minister of Finance exercised their authority under the Electricity Law, 1996, and granted IEC the right to operate in the communication sector subject to certain conditions.  Such conditions include: the establishment of a communications company that will use a fixed-line communications infrastructure based on the electricity grid; IEC would not hold more than 49% of the means of control in the communications company and would not control it; the communications company would do business with communications license-holders and not directly with private consumers (which would exclude large business customers, for which it could provide transmission or other services, subject to the approval of the Ministry of Communications).

On March 7, 2011, the Israeli government resolved to grant IEC the right to establish a communications company together with another company, which would exclusively use and operate the fixed-line communications infrastructure of IEC’s electricity grid.  On October 9, 2011, the Ministries of Finance, Communications and National Infrastructures announced that they were initiating a move to choose an investor for a communications venture that will control the establishment of a third communications infrastructure in Israel, and in which IEC would hold 49% of the share capital. A selection committee will conduct the public process. Registration to participate in the process commenced on October 10, 2011, and it is expected to last six months.  On October 25, 2011, an amendment to the Communications (Bezeq and Broadcasts) (Processes and Conditions for Obtaining a General License to Render Domestic Fixed Bezeq Services) Regulations, 2011, was published, which established the conditions and regulatory requirements for granting a Carrier License to a new communications company.

In Bezeq's estimation, such a communications company, if established, would compete with Bezeq in providing infrastructure and could adversely affect its operations and results of operations, especially if that new company is permitted to provide services to operators and business customers without an obligation for universal deployment of an FTTH network or before completing deployment of a significant portion of the network.

During 2011, a tender was issued to grant frequencies and licenses for cellular operators that own infrastructure.  The tender was awarded to Mirs (part of the HOT-Mirs Group) and Golan Telecom Ltd., or Golan.  Under the tender conditions, the winners will be able to launch their activity after they have deployed a cellular network that initially covers 10% of the population of the State of Israel. Following this deployment, the new operators will be able to utilize the existing operator networks for a period of up to 7 years (with a possible extension based on approval for three more years), and based on the national roaming model.  According to the tender, Mirs will pay NIS 710 million and Golan will pay NIS 360 million in license fees at the end of 5 years.  Such license fees will be reduced by one seventh (about 14.3%) for every 1% market share accumulated in the private sector over a five-year period from the date of granting the license, so that if a new operator manages to gain 7% of the private market, it will not pay any license fees.

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

The following chart describes Bezeq’s ownership interests in its principal subsidiaries and affiliates, as at March 30, 2012:

Bezeq - The Israel Telecommunications Corp. Ltd.
Pelephone
Communications
Ltd.
Bezeq
International
Ltd.
 100%
 100%
Bezeq
Online Ltd.
100%
Bezeq Zahav
(Holdings) Ltd.
 100%
D.B.S Satellite
Services
(1998) Ltd.
Walla!
Communications
Ltd
100%
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

•	Bezeq International Ltd. - Provides international communications services, Internet access (ISP) services, and NEP services.

•	D.B.S. Satellite Services (1998) Ltd. - Provides multi-channel broadcast and value added services via satellite.

•	Walla! Communications Ltd. - a popular Israeli provider of Internet and portal services and other investments.

Bezeq ceased to consolidate the operations of DBS into its consolidated financial statements in August 2009, but reports its operations as a segment in its consolidated financial statements.  Bezeq holds 49.78% of the shares of DBS as well as options to purchase additional shares, with the balance held by Eurocom DBS, which is indirectly controlled by Mr. Shaul Elovitch.  Accordingly, cooperative ventures between it and the Bezeq Group companies (such as agreements for mutual marketing of products and services) must currently be approved as transactions in which the controlling shareholder in Bezeq has a personal interest, which process could impede the business flexibility of the Bezeq Group in such cooperative ventures.  In view of the position taken by the Israeli Antitrust Commissioner and the ruling of the Supreme Court in 2009, Bezeq is not permitted to increase its holdings in DBS or control it, which limits the Bezeq Group's ability to benefit fully from the advantages that could have been achieved from the inclusion of DBS in the Bezeq Group.  DBS believes that if these regulatory limitations and structural separation and the other limitations applicable to cooperative ventures between the companies in the Group remain in effect, they will have a detrimental effect on DBS's financial results.

Bezeq also includes a category of “Other” in its consolidated financial statements, which mainly include customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund, a 71.55% investment in Walla! Communications Ltd., or Walla!, a popular Israeli provider of Internet and portal services and other investments.  On March 14, 2012, Bezeq published a tender offer for the purchase of all the shares held by the public in Walla! at a price of NIS 5.25 per share for total consideration of NIS 68 million (if all the outstanding stock options held by Walla! employees are exercised, the total consideration would increase to NIS 77 million). The tender offer, which was contingent upon its acceptance by the majority necessary to enable the purchase of all the Walla! shares held by the public and turning the company into a private company, was successful.

The Bezeq Group holds over 195 trademarks including its principal trademarks:  Bezeq, B – Bezeq's logo and Pelephone.

For detailed information about Bezeq’s business, see Bezeq’s Periodic Report for 2011, prepared in accordance with Israeli Securities Regulation (Periodic and Immediate Reports), 5730-1970, which report is available on Bezeq’s website at http://ir.bezeq.co.il. The information on Bezeq’s website is not incorporated by reference into this annual report.

BEZEQ FIXED-LINE BUSINESS

General

Bezeq has a general license for the provision of domestic fixed-line communication services in Israel. As a domestic carrier, Bezeq provides fixed-line telephony services, Internet infrastructure and access services, transmission and data communication services.

The following table provides summary condensed information concerning Bezeq’s fixed - line communications segment for the three years ended December 31, 2011.

	2009	2010	2011
Revenues (NIS millions)	5,303	5,263	4,648
Operating profit (NIS millions)	1,523	2,043	1,695
Depreciation and amortization (NIS millions)	794	690	688
Operating profit before depreciation and amortization (NIS millions)	2,317	2,733	2,383
Net profit (NIS millions)	1,107	1,426	1,102
Cash flow from operating activities (NIS millions)	2,220	2,140	2,106
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	853	1,032	1,165
Proceeds from the sale of property, plant and equipment and intangible assets (NIS millions)	86	132	228
Free cash flow (in NIS millions) (1)	1,453	1,240	1,169
Number of active subscriber lines at the end of the period (2) (in thousands)	2,489	2,366	2,367
Average monthly revenue per line (NIS) (3)	82	81	76
Number of outgoing minutes (in millions)	12,196	10,883	9,757
Number of incoming minutes (in millions)	6,718	6,547	6,240
Number of Internet subscribers at the end of the period(2) (in thousands)	1,035	1,066	1,111
Percentage of subscribers using NGN services out of total Internet subscribers	12%	34%	48%
Average monthly revenue per Internet subscriber (NIS)	69	75	80
Average bandwidth per Internet subscriber (Mbps)	2.7	4.3	6.7
Churn rate (4)	12.0%	12.6%	11.0%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(2)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(3)	Excluding revenues from transmission and data communication, Internet services, services to communications operators and contract and other works: calculated according to average lines for the period.

(4)
Number of telephony subscribers who left Bezeq Landline during the period, divided by the average number of registered subscribers in the period.

Number of active subscriber lines, average monthly revenue per line, and number of outgoing usage minutes were corrected retrospectively and are presented after eliminating the effect of public call boxes operated with cards. Additionally, the number of active subscriber lines and average monthly revenue per line (ARPL) were corrected retrospectively and include IP Centrex lines.

Products and Services

Telephony

Bezeq's telephony services include basic telephony services on domestic telephone lines and associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, and conference calls. Bezeq also provides national services for businesses (1-800, 1-700) that offer full or partial payment for incoming calls by businesses. Bezeq currently operates approximately 12,500 public telephones around the country.  As part of its marketing strategy, Bezeq is working on the development and launch of new services in both the private and business sectors. Bezeq plans to continue to launch additional products on the basis of market trends and customer needs.

Bezeq operates a unified telephone directory for fixed-line and cellular telephony operators (144 directory information), as well as a unified website which is free of charge.  The unified directory service provides data with respect to all of the telephone subscribers in Israel.  Fixed line and cellular telephony operators in Israel are required to provide unified directory services.

At the end of 2009, the Ministry of Communications published a request for positions of the public with respect to the need for and format of opening directory information services to competition, by having these services provided by entities other than telephony operators or by canceling Bezeq 144 service.  Bezeq opposed the proposed alternatives.   At the date of this annual report, the position of the Ministry of Communications on the matter has not yet been published.  The Knesset Economic Affairs Committee discussed a bill which would obligate Carrier License and cellular license holders to provide information of its subscribers upon request on a public telecommunications directory (including a telephone or computerized database).

In its answer to a petition for an order to open Bezeq’s 144 directory information services to competition filed with the Israeli Supreme Court in July 2011, the government took the position that the petition should be dismissed for failure to state a cause of action and that the relevant issues for the claims are under review by the Ministry of Communications as part of the legislative measures awaiting completion.  The government further announced that as part of the proposed bill, the Ministry of Communications is considering prohibiting the supply of information services without a license from the ministry, obligating operators to transfer their databases to such a licensee for reasonable payment, cancelling the allocation of the number 144 to Bezeq and allocating a different national access code for information services to each licensee.

Bezeq's telephony services are its principal business, and in recent years the use of and revenues from these services have declined, mainly due to competition from other telephony fixed-line service providers and cellular companies.  As of December 31, 2011, Bezeq had 2,367,000 active fixed telephone lines compared with 2,366,000 active lines as of December 31, 2010.

Internet Access Infrastructure Services

The Internet market has been one of the fastest growing communication markets in recent years (although the growth in the number of subscribers has been at a slower rate than in the growth of demand  for greater bandwidth) and this service has become a central focus for Bezeq’s investments in technology, marketing, advertising and customer acquisition and upgrades.  In September 2009, Bezeq launched a gradual roll-out of a next generation network, or NGN, based on a core IP network and deployment of an optical fiber network to street cabinets, known as fiber to the curb, or FTTC.

As of December 31, 2011, Bezeq had 1,111,000 Internet subscribers compared with 1,066,000 as of December 31, 2010.  At December 31, 2011, the percentage of Internet subscribers connected to the NGN was approximately 87% of Bezeq's total Internet subscribers, and the percentage of subscribers using NGN services (those with packages of 10 mbps or higher) was 48% of all Internet subscribers connected to the NGN network (approximately 42% of all Bezeq's Internet subscribers).

In 2011, an increase of approximately 4% was recorded in the number of Bezeq's Internet subscribers, and an increase of approximately 7% in the average monthly revenue per Internet subscriber, compared with 2010.  The increase in revenues is attributable to the increase in the speeds offered in Bezeq surfing packages and the adoption of advanced services and value added applications.

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

Other services

Services to communications operators.  Bezeq provides services to other communications operators, including the cellular and international operators, HOT, NEP operators, ISPs, domestic operators, and Palestinian communications providers. Bezeq’s services include infrastructure, infrastructure upgrade, connection to Bezeq's network, transmission, billing and collection, rental of space and provision of services in its rented properties and rights of use for submarine cables.

Broadcasting services.   Bezeq operates and maintains radio transmitters which are operated by radio stations and operators including, the Israel Broadcasting Corporation and the Israeli Defense Force Radio (Galei Zahal).  Bezeq also operates digital terrestrial television, or DTT, transmitters for the Second Authority for Television and Radio.  Bezeq is responsible only for operating and maintaining the transmitters, but not for the content of the broadcasts.

 Contract work.  Bezeq performs setup and operation work on networks and sub-networks for various customers such as the Ministry of Defense, HOT, radio and television broadcasting companies, cellular and international communication operators, local authorities, municipalities and government agencies. Bezeq and HOT have agreements for the provision of installation and maintenance services of cable networks, on Bezeq's infrastructure, from the starting point of those licensees’ operating center, up to the point of delivery at the entrance to subscribers’ homes. The connection and maintenance from these points to the subscribers’ homes is not Bezeq’s responsibility.

IP Centrex.  The IP Centrex service is a virtual private exchange service.

Data Centers.  Data Center service enables provision of a solution for customers from the aspects of backup and survivability.

144 Internet site (B144).  A search engine for finding business and private telephone numbers.

The table below shows data for the distribution of Bezeq's revenues by principal product and service in its segment of operation, 2009-2011:

	2009	2010	2011
	(in NIS millions)
Revenues from line telephony	3,333	3,160	2,393
Percentage out of total Company revenues	62.85%	60.04%	51.49%
Revenues from Internet infrastructure services	863	977	1,092
Percentage out of total Company revenues	16.27%	18.56%	23.49%
Revenues from transmission and data communication services	851	882	931
Percentage out of total Company revenues	16.04%	16.76%	20.03%
Revenues from other services	256	244	232
Percentage out of total Company revenues	4.84%	4.64%	4.99%
Total revenues from domestic fixed-line communications services segment	5,303	5,263	4,648

Customers

Bezeq’s sales are divided into two main sectors: the private sector which accounts for approximately 60% of revenues and the business sector which accounts for approximately 40% of revenues. Bezeq is not dependent on any single customer or small number of customers, the loss of which would materially affect its operation, and there is no customer, which accounts for 10% or more of Bezeq's total revenue.

The following table provides Bezeq’s revenues for these two sectors during the three years ended December 31, 2011:

	2009	2010	2011
	(in NIS millions)
Revenues from private customers	3,165	3,128	2,777
Revenues from business customers	2,138	2,134	1,871
Total revenues	5,303	5,263	4,648

Competition

Domestic fixed - line telephony services

Since 2005, the Ministry of Communications has granted several general licenses for the provision of fixed-line domestic services without a geographical deployment or universal service obligations.  In 2011, the number of Bezeq fixed-line customers was relatively stable, however, this market has been characterized by a decline in demand and in prices, with an annual decrease of approximately 5% in number of customers over the past five years).  In 2011, a decrease of 7% was recorded in the volume of average call minutes (incoming and outgoing) on Bezeq's fixed telephone lines compared with 2010.  This is a continuation of the trend of decreasing volume in fixed-line calls recorded in recent years, which Bezeq believes is attributable to the increase in calls from cellular telephones usage and calls over the Internet, and from competition from other Carrier License holders. The average monthly revenues from a telephone line fell by 6% in 2011.

Bezeq believes that as of December 31, 2011, its market share in the fixed-line telephony market was approximately 63% in the private sector and 76% in the business sector, compared with 65% and 78% as of December 31, 2010, respectively. There is a high degree of competition in the fixed-line communications segment in Israel.

Bezeq and HOT Telecom both own nationally-deployed fixed-line telephony infrastructure.  HOT markets service packages combining Internet infrastructure, Internet access, telephony and cable television and cellular services aimed mainly at households.  In addition, HOT markets telephony services to business customers. Bezeq faces competition from five license-holders for domestic fixed-line communications services, including VoB.

The penetration rate of cellular telephony in Israel is among the highest in the world at 129%.  Bezeq believes that this penetration rate, combined with relatively low airtime rates and large prepaid bundles of minutes, have made the cellular telephone a product that largely substitutes for the landline telephone.  Bezeq believes that the increased substitution of cellular phones for fixed line telephones is one of the causes of the growing loss of installed telephone lines.

Partner and Cellcom also provide fixed-domestic fixed-line services through corporations they own, and they sell service packages that combine fixed-line and cellular telephony and Internet services

In December 2010, the Ministry of Communications published a hearing in the matter of setting a policy for VoC services (a virtual cellular operator of telephony based on broadband), for review of the regulation of these services under an MVNO license and/or as part of a special VoB Carrier License.  In response to the hearing, Bezeq stated that it wished to provide VoC services as such services are the continuation of VoB services.  Bezeq believes that marketing VoC services under a VoB license, if allowed, will enable telephony services to be provided at fixed-line call prices on the cellular network and may increase competition in the telephony market.

On December 20, 2011, the Ministry of Communications announced that it is considering changing the tariff structure for high-speed access through Internet suppliers and causing Bezeq to (i) set the price for its asymmetric digital subscriber line, or ADSL, service so as to include its relative share of the cost of the access; (ii) no longer supply NDSL services to existing and new customers; and (iii) set standard tariffs for ADSL services.  On January 12, 2012, Bezeq submitted its comments to the hearing and stated that the format proposed by the Ministry is inconsistent with the law, with the interests of the consumers and with proper administrative procedure and it is unreasonable and cannot be implemented.  On March 5, 2012, the Ministry resolved to abolish the ADSL-only service enabling subscribers without telephony to receive ADSL service for no additional payment. Accordingly, as of April 5, 2012, Bezeq cannot apply differing ADSL pricing for subscribers who use the service together with telephony service and subscribers who only use the ADSL service.  It is expected that the abolishment of the ADSL-only service will adversely impact Bezeq.

Internet Infrastructure Market

Bezeq believes that as of December 31, 2011, its market share in the Internet infrastructure market was approximately 59%, similar to its market share at the end of 2010. There is significant competition in this field from the HOT Group and from the cellular operators. The Ministry of Communications’ policy requires Bezeq and HOT to provide ISPs with “open access” to their infrastructure.

HOT's Internet infrastructure is deployed nationwide and was recently upgraded to an Ultra Fast Internet, or UFI, network in which a range of communications services and interactive applications can be provided.  The network is currently the principal competitor with Bezeq in the private sector.  In December 2010, HOT-Net was granted an ISP license, subject to structural separation limitations between HOT-Net, HOT and HOT Telecom, and limitations on marketing joint service packages that include HOT-Net's Internet access. Among the limitations are an obligation to market service packages that correspond to competing ISPs and an obligation to sell the ISP services separately and on the same terms as they are sold when part of the package. The grant of the ISP license to HOT-Net is expected to increase the level of competition in Internet access. The upgrade of the infrastructure and grant of an ISP license to HOT-Net in December 2010 are expected to increase the level of competition in Internet access and could also increase the number of HOT customers who subscribe to service packages.

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

Transmission and Data Communication Services

The companies operating in this field are Cellcom, Partner (which acquired the Med-1 operations), HOT, and Internet companies that also use leased infrastructures.  To the best of Bezeq's knowledge, Cellcom has deployed and set up a transmission network, which it uses both for its own needs (instead of transmission provided for it in the past by Bezeq) and for competition with Bezeq in the transmission and data communications market. Cellcom offers its customers a complete package of solutions that includes domestic telephony, data communication and cellular communication, using its own infrastructure and its own sales array. Partner has also stepped up its activities in providing transmission and data communication services combined with telephony, for business customers.

Under the terms of its license, Bezeq is obliged to provide some of its communications services to the entire public in Israel. According to the Ministry of Communications interpretation of this and other provisions in the Carrier License regarding the provision of infrastructure services to license-holders, Bezeq is also obliged to provide infrastructure and transmission services to competing communications operators for providing services which compete with those of Bezeq.  In October 2010, the Ministry of Communications notified Bezeq that it had violated the provisions of its license by refusing to provide transmission services to the domestic operator companies controlled by Cellcom and Partner, and that if Bezeq did not give notice within seven working days that it had ceased the violation, the Ministry would be compelled to institute a proceeding for the imposition of a financial sanction or to consider some other action. Bezeq acted in accordance with the Ministry's decision but demanded the basis and reasons for it.

Marketing

Bezeq has marketing, sales and service groups for both the private and business sectors, which include customer managers for the business sector, combined sales and service centers located throughout Israel, technical support centers for private and business customers and 16 points of sale and service (the Bezeq Store network) in Israel, as well as a virtual online shop.

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

Next Generation Network

The demand for communications services in Israel and worldwide is characterized by a demand for ever-increasing bandwidths and advanced IP platforms.  In order to meet this demand, in September 2009 Bezeq launched a gradual roll-out of its NGN based on a core IP network and deployment of FTTC.  Using VDSL2 technology, bandwidth of up to 100 mbs download speed can be provided by this network, as well as innovative value added services. Other advantages of the new technology are a simplification of the network structure and better management ability.  As of December 31, 2011, Bezeq had completed deployment of the network to approximately 85% of households in Israel.  Bezeq expects that by the end of 2012 its NGN will be available to almost all households.

Bezeq is extending its infrastructure, including its distribution of fiber optic cable so as to further increase bandwidth for its customers.  To this end, Bezeq is examining a series of technologies, based both on the existing network and on the deployment of an optical fiber network to the customer's home (FTTH/FTTB). This review requires Bezeq to prepare itself and deploy its systems, and Bezeq has begun working in this direction. In this context, Bezeq is currently conducting a trial in which the homes of a limited number of customers will have bandwidth access of up to 1 GB.

Computing

Bezeq’s IT system supports four central areas: (i) marketing and customer management; (ii) information systems for engineering infrastructures of the telecommunications networks; (iii) information systems for management of Bezeq fixed-line resources; and (iv) company - wide systems.

Marketing and customer management.  The system supports management of a database of Bezeq’s customers, service order management, management of follow-up of customer complaints, management of the sales and service process, application of the number portability plan, and billing. The billing array includes the production of phone bills to customers for services provided by Bezeq and for the services of other communications operators. The billing array also includes the management of accounting for transactions with other communications operators.

Information systems for the engineering infrastructures of the telecommunications networks.  These systems support the planning, management, control and maintenance of engineering resources for the provision and assurance of the services.

Information systems for management of the Company's resources.  These systems support the management, control and maintenance of the expense side of Bezeq’s activities, including, financial information (including budget and control), purchasing and stock processes, property, real estate, human resources, salary control, fleet management, company projects, etc.

Company-wide systems.  Bezeq maintains large and complex computer information systems that support critical work processes and handle very large volumes of data. The array of information systems consist of a large number of systems, some of which are legacy systems which were developed many years ago and operate on mainframe computers, and more modern systems, whose applications were developed more recently and operate in open computerization environments.  The systems support decision-making processes utilizing a data warehouse operated by Bezeq.  Bezeq also operates a website which provides information about its services and enables the display of information about telephone bills, payment information and other services. Bezeq also maintains computerized office systems (e-mail, decision follow-up, etc.), and knowledge management systems.

Bezeq also develops and utilizes advanced computerization systems for its operations, including a customer relations management, or CRM, system, engineering network management systems and service order and supply systems.

Royalty Payments

Bezeq's royalties expense in 2011 was approximately NIS 56 million, compared with NIS 31 million in 2010. The royalties rate for 2011 was 1.75% of taxable income (as defined in the regulations), compared with 1% in 2010.

The Communications Law states that a holder of a license for providing telecommunications services shall pay royalties to the government out of its revenues from providing the services named in the regulations.  Bezeq is subject to such royalties that are imposed on Carrier Licensee holders, on international call service license holders and on cellular license holders.  In 2010, the royalties were lowered to 1% per year, however, on January 19, 2011, a temporary order was published stating that the royalties to be paid by a Carrier Licensee (excluding a special domestic carrier) and a cellular licensee would increase to 1.75% in 2011 and to 2.5% in 2012.  The temporary order will remain in effect until the earlier of (i) December 31, 2012; (ii) for a Carrier License that received its license in 2011 or thereafter, the day the licensee deploys its infrastructure to 5% of the population; or (iii) for a cellular licensee, the day it started providing domestic roaming services or the MVNO wholesale market share is less than 5%.

In addition, the Royalties (Satellite Broadcasts) Regulations impose a duty on a satellite broadcasts licensee (DBS) to pay royalties at the rate of 1% of its taxable income.  In August 2011, the Knesset approved an amendment to the applicable regulations so that in 2011 and 2012 the rate of royalties would be 1.75% of taxable income and would revert to 1% commencing in 2013 or upon meeting certain terms provided in the regulations, which relate to competition in the domestic and cellular markets in Israel.

On February 28, 2011 Bezeq, as well as other telecom companies, including Pelephone, filed petitions against this temporary order with the Israeli Supreme Court.  On July 31, 2011, the government agreed to the Supreme Court's proposal that the rate of royalties in 2012 be reduced to 1.75%, and from 2013 and thereafter they will be 0%.  On September 20, 2011, the government notified the Supreme Court that the wording of the amended Satellite Regulations included part of its proposal with respect to 2011 and 2012 only and the arrangement for 2013 will be included in a subsequent amendment.  On January 31, 2012, the Knesset Economic Committee approved an identical amendment to the regulations relating to licensed cable broadcasters. To the best of Bezeq's knowledge, publication of the amendment has been postponed until a parallel amendment is approved for DBS.

Although DBS is not one of the petitioners, according to its announcement, the government also applied the settlement to DBS, and an amendment to the relevant regulations, together with the regulations relating to Bezeq and Pelephone, was submitted to the Knesset Finance Committee for approval, setting the rate of royalties for 2013 at 0%. This amendment has yet to be approved.

Bezeq's Carrier License

The principal provisions of  Bezeq’s Carrier License include:

•
Scope of license - Bezeq must provide its services to all on equal terms for each type of service, irrespective of the location or unique cost. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

•
Principles of structural separation - Bezeq must operate under the principles of structural separation. In order to comply with this requirement, Bezeq employs various compliance procedures and provides its employees with training sessions and periodic refresher courses on the relevant procedures.  In 2009, the Ministry of Communications notified Bezeq that it was considering imposing a NIS 15 million monetary sanction on Bezeq because of an alleged violation of the provisions of the license relating to structural separation.  Bezeq submitted a detailed response to the notice, stating that it had not violated the provisions of the license and the imposition of a monetary sanction was unjustified.  As of the date of this annual report, the ministry has not submitted an answer to Bezeq’s response.

•	Marketing joint service bundles - Bezeq may request permission to market joint service bundles, subject to certain limitations.

•
Tariffs – If Bezeq provides a service or package of services for which no tariff is set under the Communications Law, it must be offered at a reasonable price to all, without discrimination and at a uniform tariff.

•
Operations of networks and service standards -  Bezeq is required to maintain and operate its network and provide its services at all times, including at times of emergency, in an orderly and proper manner commensurate with the technical requirements and the nature of the service, and to work towards improving its services. The license includes an appendix, “Service Standards for the Subscriber”, which is to be amended after Bezeq provides the Ministry with data. Bezeq submitted its proposal for an amendment to the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been adopted.

•
Interconnect and use - Bezeq is required to provide interconnect services to other public switching networks and to provide the option of use of such services by other license holders; Bezeq has a duty to provide infrastructure services to other license holders on reasonable and equal terms and must refrain from providing preferable terms to its affiliates.

•
Security arrangements - Provisions have been made for the operation of Bezeq's network in times of emergency. Bezeq is required to design and operate its network in a manner that will prevent its collapse in an emergency.  Bezeq provides special services to the defense forces and is required to provide telecommunications services and maintain terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the defense forces. Bezeq is required to appoint a security officer and to comply fully with the security instructions contained with the applicable provisions in its license.

•
Supervision and reporting – The license imposes on Bezeq extensive reporting requirements to the Ministry of Communications.  In addition, the Director General of the Ministry of Communications has the authority to enter the facilities and offices used by Bezeq and to seize documents.

•	Miscellaneous –

o
The Carrier License includes limitations on the acquisition, maintenance and transfer of means of control pursuant to the Communications Order, as well as on cross-ownership, which are mainly a ban on cross-holdings by entities with an interest in another material domestic carrier, and limitations on cross-holdings by entities with Carrier Licenses or general licenses in the same segment of operation.

o
Bezeq is required to prepare a draft of any agreements it plans to offer to subscribers, and to submit them to the review of the Director General upon demand.  The Director General has the authority to instruct that changes be made.  Bezeq is in the process of preparing such an agreement.

o
Pursuant to the requirement of the license, Bezeq submitted to the Director General a $10 million bank guarantee to secure its fulfillment of the terms of the license and to indemnify the State of Israel against any loss it may incur due to violations. The Minister may declare the guarantee or part of it forfeit on terms set out in the license.

o	The Director General has the power to impose a monetary sanction for violation of any of the terms of the license.

o
During a calendar year, Bezeq may invest up to 25% of its annual income in activities not connected with the provision of its services (the income of its subsidiaries is not considered income for this purpose). The Minister of Communications is authorized to grant a variance from that percentage.

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

Pursuant to the Communications Announcement (Bezeq and broadcasts) (Calculation for Bezeq payments and linkage thereof), 2011, Bezeq's tariffs were revised commencing June 1, 2011, based on the revision formula prescribed in the Communications Regulations (Bezeq and Broadcasts) (Calculation and linkage of payments for Bezeq services) (Amendment), 2007, so that the fixed monthly payment for a telephone line and for a basic service integrated digital network rose by 2.66% and the other services provided by Bezeq that are prescribed in the regulations (including the interconnect fees regulations) were reduced by 0.65%.

Suppliers

During 2011, Bezeq had no suppliers that accounted for more than 5% of the Bezeq Group's total annual purchases, nor did it have any suppliers who accounted for more than 10% of total purchases in a specific segment of operation.

Most of the equipment purchased by Bezeq for data communication, switching, transmission and radio systems have been specially modified or developed for its use and the ability to obtain support other than through the manufacturer is limited.

Bezeq believes that, in view of the importance of manufacturer support for certain of its systems used, it may become dependent on: (i) the Alcatel Group, represented in Israel by Alcatel Telecom Israel Ltd., for transmission network equipment for public switching and metro transmission; (ii) Dialogic Networks (Israel) Ltd. for  migration exchanges for linking operators to Bezeq's switching network; (iii) Comverse Inc. for switching exchanges for end customers on the NGN network; (iv) Nokia-Siemens Networks Israel Ltd. (Bezeq was recently informed that Adtran Inc., an American manufacturer, intends to acquire the access system operation) for  access systems for the NGN; (v) Oracle Corporation for  database and Customer Relations Management (CRM) systems; (vi) Anubex NV for open work environments that allow systems that have been converted from MF systems to work in an open environment; (vii)  EMC Corporation for hardware solutions for back-up, recovery and archiving of systems and infrastructures; (viii) VMware, Inc.  for the virtualization of its servers; and (ix) ECI Telecom Ltd for  the transmission network that connects Bezeq's network and its business customers.

Agreements with suppliers on which Bezeq may be dependent are generally long term and usually include a warranty period for a specified period, followed by another period of maintenance or support.  Where necessary, Bezeq may enter into an agreement with a supplier for the supply of support and/or maintenance services for further periods.  These agreements usually contain various forms of relief for Bezeq should the supplier breach the agreement.

Property

Bezeq initially obtained its real estate assets from the State of Israel in 1984 pursuant to an asset transfer agreement and has acquired additional properties since then, including properties leased from third parties. Bezeq owns or has long term ownership rights in approximately 410 properties all over Israel. The total area for which Bezeq has full ownership rights or capitalized lease rights (including joint lease rights as described below) is 1,100,000 square meters of land, of which 300,000 square meters have been improved. Six of these properties, with a total area of 7,000 square meters and including improved properties of 500 square meters, are in Israeli towns in the Administered Territories. Of the 410 properties, approximately 390 properties consisting of 1,000,000 square meters of land and improved properties of 240,000 square meters are used for communications purposes, with the remainder used for administrative purposes. Of the foregoing properties, 40 are jointly owned with the Ministry of Communications and/or the Israel Postal Authority (now Israel Postal Co. Ltd.), or the Postal Authority. On June 30, 2001, an agreement was signed between Bezeq and the Postal Authority defining and regulating the rights of Bezeq and the Postal Authority in these properties.

Bezeq has rights to an area of approximately 70,000 square meters, net, in Sakia, Israel for warehouse and office use.  Bezeq is in advanced stages of negotiation with the Israeli Lands Administration, or ILA, to obtain an authorization to prepare development plans for the area.

In addition to the 410 properties referred to above, Bezeq holds approximately 60 properties in the Administered Territories, covering a total area of 9,300 square meters of land and approximately 1,500 square meters of improved space.  There is no written regulation of the contractual rights for these properties, but Bezeq believes that this does not create material exposure.  The real estate assets are used by Bezeq for communications activities (exchanges, neighborhood rooms, broadcasting sites, etc.) and for other activities (offices, storage areas, etc.). Some of the properties are undeveloped or partially developed and can be used for other purposes.

Bezeq also leases approximately 290 properties consisting of 63,000 square meters (approximately 280 of these properties have improved space of approximately 9,400 square meters, which are used for communications purposes, while the rest are used for administrative purposes.

Bezeq has an interest (transition rights, etc.) in other real estate, including for the erection of transmitters and for laying cables.  Bezeq also has at its disposal approximately 550 neighborhood rooms (for cables and installations used for neighborhood communications) having a total area of approximately 8,310 square meters. No written agreements exist as to the rights of usage for most of these rooms.

Bezeq's rights to a considerable number of its real estate assets are not registered in the Lands Registry, and therefore its rights correspond to contractual rights. Bezeq is in the process of registering those properties which can be registered in its name in the Lands Registry.

According to a settlement agreement entered into in 2004 between Bezeq, the ILA and the State of Israel, which concerns most of the real estate that was transferred to Bezeq pursuant to the 1984 asset transfer agreement with the State of Israel, the assets remaining in Bezeq's possession have the status of a capitalized lease and are subject to the execution of individual lease contracts (to date contracts have been signed for approximately 80 of the 215 properties for which contracts are required).  The settlement agreement allows Bezeq to enter into transactions and to enhance the properties beyond the rights according to plans approved in the settlement agreement and it provides for a mechanism for payment to the ILA for such enhancements, if undertaken, at the rate of 51% of the increase in value of the property following the enhancement (less part of the  amounts paid for a betterment levy, if paid).  The settlement agreement also provides that 17 properties must be returned to the ILA.  Bezeq has returned 15 of those properties and the two remaining properties will be returned after Bezeq receives substitute properties, as provided in the settlement agreement.

Following a review by Bezeq's management, Bezeq’s Board of Directors approved further sales of properties which are not currently utilized or which can be easily vacated without incurring significant expenses.  The transition to the NGN allowed Bezeq to increase the efficiency of its network and to vacate and sell some of its real estate assets.  The sale of real estate assets that are not active or that can easily be vacated without incurring significant expenses may generate significant capital gains for Bezeq. At this stage Bezeq is unable to predict what consideration will be received if and when these real estate assets are sold.  During 2010 and 2011, Bezeq sold 10 and 11 of such properties, respectively, for approximately NIS 150 million and NIS 136 million, respectively.

On July 13, 2011, Bezeq’s board of directors authorized the purchase of a 25,000 square meter plot in Petach Tikvah's Kiryat Aryeh industrial zone, for an estimated price of NIS 125 million plus VAT.  The property is slated for the construction of offices and communications facilities to replace existing offices.  If an agreement is reached, construction and occupancy are scheduled for completion four years from the date of the agreement.  According to Bezeq's initial estimates, the entire project will cost NIS 700 to 800 million (including the price of the land and the relevant levies).  This cost will be spread over the period of the project in line with the pace of progress of the construction activity.

Employees

The following table provides data relating to the number of persons employed by Bezeq as of December 31, 2010 and 2011:

Description of employment framework	Number of employees
	2010	2011
Senior managers excluded from application of the Company’s collective bargaining agreements	63	63
Permanent employees employed under collective agreements (without new permanent employees)	3,073	2,847
Permanent employees employed under collective agreements (new permanent employees)	-	437
Employees employed under personal agreements that are not part of the collective agreements	684	666
Employees employed under individual agreements on the terms of the collective agreement	8	44
Employees employed in accordance with the special collective agreement of December 2006, on an hourly basis	2,038	1,948
Employees employed under the special collective agreement of December 2006, on a monthly basis	1,350	1,071
Total	7,216	7,076

Bezeq has 12 directors, including two external directors, two employee-directors and two "independent" directors pursuant to Section 249B of the Companies Law. In addition, senior management has 15 member representatives. Since January 1, 2011, Mr. Shaul Elovitch has served as Chairman of the Board of Directors of Bezeq.

The members of senior management are employed under personal agreements which include, pension coverage, payment of bonuses based on targets, and additional retirement benefits. Bezeq also allots options to the members of senior management at its discretion.

Labor relations are regulated by the collective agreements between Bezeq, its workers’ representatives and the New General Federation of Workers, or the Histadrut, and by personal contracts.  Additionally, expansion orders to certain general collective agreements apply to Bezeq employees, such as cost-of-living increment agreements.

In December 2006, a special collective agreement was signed between Bezeq, its workers’ representatives and the Histadrut, regulating the labor relations in Bezeq following the transfer of control in Bezeq from the State to Ap.Sb.Ar. Holdings Ltd., and determining a new organizational structure for Bezeq.  Under the agreement, all prior agreements, arrangements and traditional behavior in Bezeq, including the linkage of wages to the public sector, would continue to apply only to the veteran permanent employees.  According to the agreement, any hiring of existing and future temporary workers is made on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility.  The agreement sets out limitations on certain kinds of future organizational changes and a mechanism of notification, negotiation and arbitration with the workers’ representatives in the event such organizational changes.  The agreement also states that Bezeq can, at its discretion, terminate the employment of 245 permanent employees in each of the years 2009 – 2013.  Under the agreement, during the term of the agreement, two employee-directors will serve on the Board of Directors of Bezeq, who would be proposed by the workers’ representatives.  The employee-directors are not entitled to payment for their service as directors and do not participate in Board discussions of the terms of employment of senior employees.

On December 19, 2010, an amendment to Bezeq’s collective agreement, which will be in effect until December 31, 2015 (with an option for an extension until December 31, 2017) was entered into. The main points of the amendment are:

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

•
Agreement of the workers’ representatives to a distribution by Bezeq to its shareholders that is in excess of profits of up to NIS 3 billion ($845 million), subject to the approval of a court of law pursuant to Section 303 of the Israeli Companies Law and subject to an allotment of options to employees as described below and subject to confirmation from the ratings companies S&P Maalot and Midroog that the rating of Bezeq's debt after the distribution will not fall below AA and Aa2 respectively.

•
Bezeq granted to its employees, subject to the approval of the general meeting of the shareholders, without any monetary consideration, options to purchase 70,000,000 ordinary shares of NIS 1 par value each (which are subject to a mechanism similar to the  exercise of stock appreciation rights), accounting for approximately 2.61% of the issued capital of Bezeq before the grant of such options, at an exercise price of NIS 7.457 ($2.10), which will be adjusted for changes in the share capital and for distributions of dividends.

•	A one-time performance bonus in 2010 of approximately NIS 52 million ($15 million) which was paid in two equal installments in January 2011 and January 2012.

On January 24, 2011, Bezeq's Board of Directors approved a plan for the early retirement of up to 260 employees in 2011 (which includes completion of an early retirement plan for 2010) at a total cost not to exceed NIS 281.5 million.  This plan was completed in 2011.

Employee stock options plan – 2010.

On December 19, 2010, the Board of Directors of Bezeq approved an employee stock option plan (also covering two employee-directors and excluding senior management), providing for the issuance of  options to purchase 70,000,000 ordinary shares of NIS 1 par value each,  accounting for approximately 2.61% of the issued capital of Bezeq (before the allotment), at an exercise price of NIS 7.457, to be adjusted for changes in the share capital and for the distribution of dividends. The options will vest in three equal annual installments.  The vesting dates of each installment will be on the first, second and third anniversary of the date of grant. The options will be exercisable commencing two years from the date of grant and will terminate five years from the date of grant (and in any case, no later than the date on which the plan expires – December 31, 2018).  The allotment of the options was approved at the general meeting of the shareholders held on January 11, 2011.  As of March 13, 2012, options exercisable into 67,963,584 shares (net of options that expired) had been allotted.  The exercise prices are subject to adjustments for dividend distributions, provided that the exercise price after the adjustment is not less than the par value of the share (NIS 1). The exercise price of the options as of March 14, 2011 is NIS 6.29.

"Phantom" stock options plan for senior employees – 2010.

On December 30, 2010, the Board of Directors of Bezeq adopted a "phantom" stock option plan under which 16,400,000 "phantom" options will be granted to senior managers of Bezeq, Pelephone and Bezeq International,  and which will be exercisable for a monetary bonus (and not for Bezeq securities) in an amount equal to the difference between the average price per share during the 30 day period prior to the date of grant (subject to adjustments) and the closing price of the shares on the trading day before the date of the notice of exercise. The options will vest in three equal annual installments.  The vesting dates of each portion will fall on the first, second and third anniversary of the date of grant.  The options can be exercised commencing from the end of the vesting period of each installment, until the lapse of five years from the date of grant.  All the options under this plan were allotted on January 1, 2011.  As of March 13, 2012, 16,100,000 phantom options were outstanding.

2007 stock options plan.

On March 25, 2007, 78,151,368 options were allotted free of charge based on criteria contained in a collective agreement dated December 5, 2006 with Bezeq's employees (excluding senior management). The options, which were exercisable for 78,151,368 shares of Bezeq, or approximately 3% of Bezeq's capital, have an exercise price (subject to adjustment) of 50% of the closing price of Bezeq’s shares prior to the date of allotment (NIS 3.201 per share).  The options were blocked for two years from the date of allotment and can be exercised during the three years from the end of the blocking period.  As of March 24, 2012, 78,107,472 options from this plan had been exercised.  On March 24, 2012, this plan came to an end and any options that were outstanding expired.

Stock options plan for senior managers in the Bezeq Group -November 2007.

This stock option plan for managers and senior employees of Bezeq and its related companies provides for the allotment of up to 65,000,000 non-marketable options. At the time the plan was approved, the 65,000,000 shares of Bezeq that were issuable, accounted for approximately 2.5% of Bezeq's issued share capital and approximately 2.37% at full dilution. The plan includes a mechanism for exercise of stock appreciation rights, so that the holder would receive a number of shares reflecting the value of the benefit only, without actually paying the exercise price.  The options vest in three equal annual portions. The vesting dates of each portion fall at the end of each of the first, second and third years from the date of grant, respectively. The exercise price of each option is NIS 5.50 and reflects a discount of approximately 16.8% on the closing price of Bezeq's shares on the Tel Aviv Stock Exchange on January 31, 2008, the date of approval by the general meeting.  In accordance with the resolution of Bezeq's Board of Directors on June 26, 2008, the exercise price of each option allotted from that date onwards is equal to the average closing price of Bezeq's shares for the thirty days prior to the date of the Board's decision to allot the options.  At March 13, 2012, 59,016,667 shares had been offered in accordance with this stock option plan (net of options that had expired), including to the CEO of Bezeq and a former Chairman of the Board of Directors.  The exercise prices according to this plan are adjusted to certain changes in the share capital and for dividend distribution, provided that the exercise price after the adjustment is not less than the par value of the share. As of March 14, 2012, the adjusted prices of the options range from NIS 1.62 to NIS 7.10 and the average adjusted exercise price (weighted) of the outstanding options under this plan is NIS 2.35.

PELEPHONE

General

Pelephone provides cellular communications services and sells and repairs terminal equipment. Pelephone’s revenues include revenue from cellular communications customers (payments for call minutes, regular subscriptions, value-added services and roaming services), revenue from the sale of terminal equipment and in respect of terminal equipment services and interconnect revenues from other communications providers.

Four companies with a general license to provide cellular services currently operate in Israel. In June 2011, a tender was issued to grant frequencies and a license to cellular operators that own infrastructure.  The tender was won by Mirs, which is one of the four existing operators, and Golan.  During 2010 and 2011, several licenses were issued to MVNOs (virtual operators). To date, Rami Levi Cellular Communications Ltd. is the only new cellular operator to have commenced operations.

The Cellular Market

In recent years, the cellular market has been characterized by lower growth rates than in the past due to saturation of the market.  The competition’s focus on increasing growth rates encourages companies in the field to increase the range of services and products offered to customers, increase their segmentation and make special offers to various target groups, providing specific responses to their needs.  The following table reflects the number of cellular subscribers in Israel at December 31, 2009, December 31, 2010 and at September 30, 2011:

	2009	2010	2011
Number of subscribers	9,560,000	9,902,000	9,924,000
Penetration rate (*)	127%	127%	125%

*
Penetration rate is the ratio between the number of subscribers in the market to the total population in Israel (excluding foreign workers and Palestinians, even though they are included in the number of subscribers).

As a result of the intensifying competition among the operators and the saturation of the market, the cellular market is also characterized by an increase in the churn rate that increases the sales and marketing costs of the operators while eroding pricing, even when the total number of subscribers does not fall.

The following table provides summary condensed financial information concerning Bezeq’s Pelephone cellular segment for the three years ended December 31, 2011:

	2009	2010	2011
Revenues from services (NIS millions)	4,256	4,550	3,637
Revenues from sale of terminal equipment (NIS millions)	1,120	1,182	1,911
Total revenue (NIS millions)	5,376	5,732	5,548
Operating profit (NIS millions)	1,190	1,383	1,360
Depreciation and amortization (NIS)	603	601	561
Operating profit plus depreciation (NIS millions)	1,794	1,984	1,921
Net profit (NIS millions)	875	1,033	1,056
Cash flow from operating activities (NIS millions)	1,115	1,219	800
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	559	397	382
Free cash flow (in NIS millions) (1)	560	822	418
Number of subscribers at the end of the period (thousands) (2) (7)	2,766	2,857	2,847
Average number of minutes per subscriber per month (3) (7)	333	349	375
Average monthly revenue per subscriber (NIS) (ARPU) (4) (7)	132	135	107
Average monthly revenue per subscriber (NIS) (ARPU) (based on reduced interconnect tariffs) (5) (7)	N/A	111	107
Revenue from added value services (included in revenues from services) (NIS millions)	782	1,014	1,201
% revenues from value added services and content out of revenue from cellular services	19.6%	23.8%	35.5%
Churn rate (6) (7)	13.8%	15.3%	22.9%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(2)
Subscriber data does not include subscribers connected to Pelephone services for six months or more but who are inactive.  An inactive subscriber is one who in the past six months has not received or made at least one call or who has no paid for Pelephone services.

(3)
Average monthly use per subscriber (in minutes) is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

(4)
Average monthly revenue per subscriber is calculated by dividing average monthly total revenues from cellular services, repair and other services in the period, by the average number of active subscribers in the same period.  The revenue was calculated based on the interconnect tariffs in force for each period.

(5)
In view of the reduction in interconnect tariffs commencing January 1, 2011, average monthly revenue data per subscriber for all three years is based on the reduced interconnect tariffs, for comparison with the 2011 data.

(6)
The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period. After adjustment for eliminated subscribers (see comment 7 below), the churn rate for 2011 is 19.4%.

(7)
Due to increased movement of subscribers to pre-paid tracks in the initial months after reduction of the exit penalties, Pelephone decided not to include subscribers who had made no outgoing calls during the fourth quarter in the number of active subscribers.  As a result, Pelephone deducted 91,000 subscribers. These subscribers were deducted retrospectively from each quarter in which they were moved to the pre-paid tracks.  Consequently, figures for subscribers, ARPU, MOU and churn rates were corrected retroactively in each quarter.

The competition in the sector increased in 2011 due to regulatory changes that simplified the mobility of subscribers between cellular companies.  This led to erosion in income and an increase in churn rates. After adjustment for the effect of the reduction in interconnect fees on the average monthly income per subscriber declined by 3.6% in 2011, and this alongside an increase in the use of services was reflected in an increase in the average monthly usage of minutes per subscriber, a significant increase in the use of data communications and an increase in the use of content services provided by Pelephone. The churn rate increased from 15.3% in 2010 to 22.9% in 2011.

The lively movement of subscribers in the cellular market and the increased demand overall for handsets and particularly for smartphones have helped increase revenues from terminal equipment, which in 2011 were NIS 1.9 billion and represented 34.4% of total revenues, as against revenues of NIS 1.2 billion, representing 20.6% in 2010.  Payment for terminal equipment is generally made in 36 monthly installments, and in view of the increase in sales of terminal equipment, there has been an increase in the balance due from Pelephone customers and a deterioration in cash flows from current operations.  This has been exacerbated by the increasing popularity of smartphones that carry higher purchase prices.

Products and Services

Pelephone provides its subscribers with a comprehensive offering of voice transmission, transmission of text messages, data communications and advanced multimedia services.  Pelephone also offers its customers various packages and tracks that combine basic voice services, added value services, repair services and warranties for cellular handsets.  Pelephone gives its customers discounts on service prices, depending on the type and price of terminal equipment that the subscriber has, as well as other benefits.

Basic telephone services (voice). Pelephone’s service package includes basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID.

Value added services. Pelephone offers its customers value added services such as Internet surfing, text messaging and information services using SMS (text), multimedia MMS messages, voice information services using special purpose asterisks, information and entertainment services through as Internet portal.  Pelephone’s value added services also include the ability to watch various television channels, such as music, sports, news and entertainment channels, and the ability to photograph and forward video files.  Pelephone also offers services such as Internet surfing from a laptop through a cellular modem.

Roaming services. Pelephone provides roaming services (communications by means of cellular handsets from different locations around the world) in accordance with agreements it has with cellular operators abroad, enabling Pelephone to access their networks.  Roaming service agreements are based on a standard document recommended by the GSM Association, which in addition to the basic contract also includes a Common Annex and Individual Annex. The Common Annex defines the operating procedures agreed upon by two operators. The Individual Annex defines operating and commercial parameters for each operator separately. Few changes are generally made in the standard text. The roaming tariffs are defined in the Individual Annex. In some cases, operators negotiate the tariffs, and this requires a signature on a special, separate annex which includes the agreed tariffs. Pelephone is able to offer customers utilizing UMTS/HSPA handsets roaming services using their personal handsets in 212 countries. Pelephone also provides incoming roaming services for the customers of foreign operators while they are in Israel.

Repair services. Pelephone offers its customers a repair service for a monthly payment entitling the customer to a warranty for the cellular handset, or for a one-time payment at the time of repair.

Handsets. Pelephone offers its customers various types and brands of cellular telephones, on-board telephones and hands-free devices, as well as support for its range of services. Pelephone also supplies its customers with modems and laptop computers for surfing the Internet through the Pelephone network.

Cellular technologies used by Pelephone

Pelephone currently operates communications networks utilizing two principal technologies:

•
UMTS/HSPA, a digital technology based on the GSM standard, which developed in the 2.5 generation to GPRS, in the third generation to UMTS, and in the 3.5 generation to HSPA.  This technology is globally widespread, and enables subscriber identification and the provision of service by means of a SIM card, which can be transferred from one handset to another. Pelephone began to operate the UMTS/HSPA network in 2009 and in May 2010 an upgrade for UMTS/HSPA was launched – HSPA+. Among the advantages of this technology are is support for download speeds of up to 21 Mbps and upload speeds of up to 5.7 Mbps. In December 2011, the network was upgraded to a maximum download speed of 42 Mbps.

•
CDMA digital technology, which is less widespread than UMTS/HSPA and in which subscriber identification is by the identification of details burned onto a subscriber’s terminal equipment rather than by means of a SIM card. The CDMA network was Pelephone's only network until 2009 and it operates nationwide and enables speech, data communication and value added services.

Pelephone currently operates the two networks in parallel and constantly reviews new technologies and the need to upgrade its existing network technologies, depending on competition and the economic viability of the investment.

The principal advantages of the UMTS/HSPA network over the CDMA network are the ability to provide higher surfing speeds and therefore customer consumption of more advanced and diverse value added services;  the ability to make roaming services more easily available to the consumer with advance terminal equipment; and the wide selection of advanced terminal equipment  that supports the network (including support in Arabic and Russian).

Since the UMTS/HSAP network was launched, Pelephone is working to transfer existing subscribers from CDMA to UMTS/HSPA, and offers them an upgrade of their handsets to the new network. It is not increasing its investments in the CDMA network beyond the needs of current maintenance.

Engineering infrastructure such as buildings, masts and general infrastructure serve both the CDMA network and the UMTS/HSPA network. As of the date of this annual report, Pelephone's UMTS/HSPA infrastructure is based principally on two switch farms and the CDMA network is based on three switch farms. The network centers are connected to approximately 2,100 sites.

Pelephone has continued to expand its UMTS/HSPA network service after its launch.  In 2010 Pelephone gradually upgraded the network to support a higher data communication capacity on HSPA+ technology. At the end of 2011, a new agreement was signed with Ericsson to significantly expand network capacity, mainly with respect to sites in areas of heavy use.  Investments in 2012, including a significant enlargement of network capacity are projected to be consistent with Pelephone’s expenditures in 2011.

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

A new technology known as Long Term Evolution, or LTE, is currently in the initial stages of application in several countries as a data transfer, not a voice, network.  This technology is based on an IP that can transfer data at higher speeds than the existing Generation 3.5 technology.  The supply of handsets and applications compatible with LTE technology are still very limited. The Ministry of Communications has not yet formulated a policy for the designation and allocation of a frequency range for LTE technology use in Israel. Such a policy, as well as technological developments in this area could have a significant effect on Pelephone.

In 2011, Pelephone continued to improve and broaden the range of its value added services and increase the number of subscribers using those services.

Standards

Pelephone conducts routine durability and quality control tests of its facilities.  Pelephone complies with the requirements of Israeli Standard ISO 9001, 2008 version for mobile radio telephone (cellular) services and it undergoes periodic inspections by the Standards Institute of Israel to confirm compliance with the standard. The current certification is valid until December 2013. An annual inspection is conducted to ensure that Pelephone's operations comply with the requirements of the standard. The last inspection was in December 2011, and was successful.

The following table provides a breakdown of Pelephone’s revenues by product and service for the three years ended December 31, 2011:

	2009	2010	2011
	(in NIS millions)
Revenue from services (1)	4,256	4,550	3,637
Percentage of total revenue	79.2%	79.4%	65.6%
Revenue from terminal equipment	1,120	1,182	1,911
Percentage of total revenue	20.8%	20.6%	34.4%
Total revenue	5,376	5,732	5,548

(1)
Revenue from services includes revenues from cellular services (airtime, usage fees, call completion fees, roaming fees, value added services and others), and revenues from repair services and warranty.

The following table provides a breakdown of Pelephone’s revenues from value added services for the three years ended December 31, 2011:

	2009	2010	2011
	(in NIS millions)
Revenue from content and data services	539	725	852
Revenue from SMS (text)	240	289	349
Total revenue from value added services	779	1,014	1,201

Competition

There are currently four operators in the Israeli cellular market and one virtual operator. Over the years, intense competition has developed among the cellular operators (mainly among Pelephone, Cellcom and Partner). The competition has led to saturation in the market, evidenced by smaller numbers of new subscribers, increased switching of subscribers between cellular companies and erosion of the prices that the cellular operators, including Pelephone, collect from their customers for the services provided.

The table shows, to the best of Pelephone's knowledge, the number of subscriber serviced by each of the four cellular operators at December 31, 2010 and September 30, 2011 in thousends of subscribers.

		Pelephone	Partner	Cellcom	Mirs (1)	Total in market
At Dec. 31, 2010	No. of subscribers (2)	2,857	3,160	3,394	491	9,902
	Market share	28.9%	31.9%	34.3%	5.0%
At Sep. 30, 2011	No. of subscribers (2)	2,842	3,201	3,391	490	9,924
	Market share	28.6%	32.3%	34.2%	4.9%

(1)	Since Mirs is a private company, it does not publish data about numbers of subscribers. The numbers in the table are an assessment.

(2)	The numbers of subscribers are at September 30, 2011 and December 31, 2010, based on the reports of Cellcom and Partner to the public.

 Due to increased movement to pre-paid tracks in the initial months after reduction of the exit penalties, Pelephone decided not to include subscribers who had not made outgoing calls during the last quarter in the numbers of active subscribers. As a result, Pelephone deducted 91,000 subscribers. These subscribers were deducted retrospectively from each quarter in which they were transferred to the pre-paid tracks. Consequently, the market segments and data on Pelephone's subscribers were corrected retroactively at September 30, 2011.

The entry of new operators with infrastructure and MVNOs, as well as regulatory initiatives intended to encourage customers to switch among operators, are expected to increase the competition in the market in the near future.

Pelephone's principal competitors, Cellcom and Partner, also provide Internet access services (ISPs) and domestic communications, and they market diverse joint service packages.

Pelephone anticipates that the entry of the new operators will intensify competition in the cellular market. The main implications of competition in the cellular market are price erosion, a higher churn rate, an increase in the cost of enlisting and preserving subscribers, and the need to increase investment in infrastructure in order to be competitive. Nevertheless, is not certain how the entry of new operators or more intense competition will affect Pelephone.

Customers

At the end of 2011, the number of Pelephone subscribers was 2,847,000, of which approximately 65% are private customers and 35% are business customers.

The table below provide the amount of Pelephone’s revenue from customers in each of the three years ended December 31, 2011 (in NIS millions):

	2009	2010	2011
Revenues from private customers	2,751	2,899	2,985
Revenues from business customers	2,625	2,833	2,563
Total revenue	5,376	5,732	5,548

Some of Pelephone's customers are pre-paid customers (who pay for communication services in advance). Revenues from these customers are not material to the Pelephone’s total revenues.

Marketing

Pelephone’s distribution system is based on 41 service and sales centers, including facilities throughout Israel, which provide service, customer sales, repairs or provision of substitute handsets while a handset is under repair, installation of handsets, and customer retention. The distribution system is reinforced with stores and stands at 94 points of sale, some of which are operated by Pelephone employees and others by authorized dealers.  In addition, Pelephone utilizes dealers who operate a door to door system, and service and sales representatives for the business sector. As a rule, payment to the dealers is in the form of a commission on sales.

Pelephone’s subscriber service system includes the company's website and 17 designated telephone call centers that provide information, service on various matters, technical support, data on customer billing, value added services, sales and general information in three languages.

Seasonality

In the past, the revenues of the second and third quarters were typically slightly higher than in the first and fourth quarters.  In view of the shift to marketing packages that include fixed usage fees, there is no longer any seasonal effect.

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

Additional operator licenses

During 2011, a tender was issued to grant frequencies and licenses for cellular operators that own infrastructure.  The tender was awarded to Mirs (part of the HOT-Mirs Group) and Golan Telecom Ltd., or Golan.  Under the tender conditions, the winners will be able to launch their activity after they have deployed a cellular network that initially covers 10% of the population of the State of Israel. Following this deployment, the new operators will be able to utilize the existing operator networks for a period of up to 7 years (with a possible extension based on approval for three more years), and based on the national roaming model.  According to the tender, Mirs will pay NIS 710 million and Golan will pay NIS 360 million in license fees at the end of 5 years.  Such license fees will be reduced by one seventh (about 14.3%) for every 1% market share accumulated in the private sector over a five-year period from the date of granting the license, so that if a new operator manages to gain 7% of the private market, it will not pay any license fees.

In July 2011, the Ministry of Communications issued a press release listing the following main recommendations of the inter-ministerial committee on "the sharing of infrastructures in the cellular market”:

•	A model of forced sharing of sites will be defined, giving preference to the possibility of involving the new operators;

•	Obtaining a permit to set up a site will be conditional on a proposal for cooperation for all operators:

•	The operators will be obligated to erect sites that facilitate sharing with up to four participants;

•	All the components and infrastructures used for broadcasting from the facility will be shared, excluding active designated equipment (radio equipment);

•	That the costs of sharing sits be shared; and.

•	All license holders will be encouraged and obligated to reduce the number of unshared sites each year.

If the recommendations are enacted into legislation, they may impose significant restrictions on Pelephone's ability to expand its network. Pelephone has written to the State Attorney, submitting its reservations, which focus on the requirement to reduce the number of existing sites that are not shared and the economic model for the sharing of costs, whereas new participants in existing sites will only be required to bear their share of the "adjustment costs" and not the full costs of erecting the site.

Domestic roaming agreements

In November 2011, Pelephone signed an agreement with Mirs to provide domestic roaming services and share infrastructure on its UMTS/HSPA network. The agreement term is until December 31, 2014 and is subject, if required, to approval from the Antitrust Commissioner. The necessary applications have been made to the Antitrust Authority. In October 2011, Cellcom announced that it had signed a domestic roaming services agreement and an agreement to share infrastructure with Golan. Pelephone expects the new cellular networks of Mirs and Golan to begin operating during 2012, further intensifying competition in the cellular market.

Mobile Virtual Network Operator – MVNO

A MVNO is a cellular operator that does not own a cellular infrastructure and uses the network of another cellular operator to provide its customers with the service, where the extent of use of the resources of the existing operator can vary among MVNOs. The Ministry of Communications completed its policy on MVNOs and granted licenses to eight companies.  As of the date of this annual report, Rami Levy Communication Ltd., which entered into a usage agreement with Pelephone, is the only active MVNO and other entities have submitted applications for MVNO licenses.  Pelephone believes that while the entry of MVNOs will increase competition in the cellular market, it will benefit from an additional source of income if it enters into agreements with some or all of the other MVNOs.

Separation of cellular Internet infrastructures and the ISP

At a hearing in August 2009, the Ministry of Communications sought ways to separate the provision of access to broadband infrastructure from connection to the Internet, similar to the separation in the fixed-line network. Pelephone currently provides both services in the manner accepted all over the world. As of the date of this annual report, no progress has been made on the subject since the hearing.

Reform of exit penalties

In an amendment to the Communications Law made as part of the Arrangements Law, commencing February 1, 2011, the amount that can be collected from a cellular subscriber upon termination of the agreement before the end of the commitment period was limited to 8% of the average monthly bill for services consumed during the term of the agreement, multiplied by the number of months remaining under the commitment. The amendment applies for all customers except those with more than 50 lines and who entered into an agreement with the operator before January 1, 2011, and those with more than 100 lines who entered into an agreement with the operator after January 1, 2011. The amendment also prohibits the operator, upon cancellation of the agreement by the subscriber, from demanding immediate repayment of the balance of the subscriber's outstanding obligation for terminal equipment. The limitation of these penalties led to further easement of the barriers to switching operators and to increased competition, reflected in an increase in the churn rate.  In order to mitigate the increase in the churn rate, cellular carriers have increased their focus on retention activities, which has resulted in lower revenues.

On March 21, 2012, the Knesset passed a bill whereby exit penalties for new customers will be completely eliminated.  According to the bill, elimination of the exit fees will apply to private customers and to business customers that have up to 100 phone lines and entered into agreements beginning on November 1, 2011. Pelephone believes that the elimination of exit penalties in full will not significantly affect the market beyond the impact arising from the restrictions on exit fees that were introduced at the beginning of 2011.

Network neutrality

Under the Arrangements Law, a license-holder may not restrict or block the: (i) use of any service or application provided over the Internet; (ii) features or characteristics of cellular terminal equipment; or (iii) use of cellular terminal equipment in any public telecommunications network.

In March 2012, as part of the bill to abolish exit penalties, the Knesset passed a further amendment to the Communications Law, whereby as of January 1, 2013, a cellular operator will be prohibited from linking between telephony and cellular services and selling or renting terminal equipment in any way, including giving a subscriber benefits or discount on cellular services that is dependent on the purchasing of terminal equipment.  The abolishment of the ability to provide discounted cellular services to customers who buy certain terminal equipment may materially impact Pelephone’s revenues from selling such equipment.

Other legislative amendments

 Commencing in 2011, terminal equipment that is locked for use by a specific cellular network may no longer be sold. For customers who entered into an agreement with an operator before January 1, 2011, the Arrangements Law states that no payment will be collected from them by the operator for opening a locked SIM card to enable them to use the terminal equipment they purchased from one operator when they switch to another operator. The law also contains provisions for liberalization of the rules relating to the import of terminal equipment.

Statutory provisions relating to the environment that are applicable to Pelephone's operations

The broadcasting sites used by Pelephone are "sources of radiation" as defined in the Radiation Law. The erection and operation of these sites, excluding those listed in the Schedule to the law, requires a radiation permit. The law incorporates a two-step licensing mechanism: the applicant first requests a permit to construct a radiation source, or the Erection Permit, which remains in effect for no more than three months and can be extended by the commissioner for up to nine months; and then a permit to operate the radiation source, or the Operation Permit, which remains in effect for five years or as otherwise determined by the Minister for Protection of the Environment, taking into consideration the type of radiation source or its location.

The provision of an Erection Permit is contingent on an assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source, including in the event of a malfunction, and on implementation of the measures needed to limit the exposure levels of human beings and the environment to the radiation expected from the radiation source, including implementation of technological means that are in use, or the Limiting Measures.

The grant of an Operation Permit is contingent upon the implementation of the Limiting Measures and to measuring the exposure levels of human beings and the environment to the radiation generated when operating the source of radiation, in an amount not to exceed the maximum exposure levels set by the Commissioner. The grant of the Operation Permit is also contingent upon presentation of a license under the Communications Law and presentation of a permit pursuant to the Planning and Construction Law, except when a building permit is not required, in which case the law directs that the applicant submit a statement to the local committee specifying the reasons that a building permit is not required for the source of radiation. If the local council engineer or district planner does not object to the grant of the Operation Permit within 21 days from the day the statement is submitted, the applicant must submit an additional statement stating that the aforementioned period has passed and no such objection has been made.

The law includes punitive provisions which provide in part that the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after a warning in writing is given by the Commissioner, are strict liability offenses.

A small number of city engineers have acted according to the mechanism provided in the law and have announced that in their opinion, a particular access facility requires a building permit, and have objected to the grant an Operation Permit for that facility.

The law also indirectly amends the Planning and Construction Law and provides that a building permit for a cellular broadcasting facility is contingent on the deposit of an indemnity note in respect of claims for compensation pursuant to Section 197 of the Planning and Construction Law, providing that such claim is in accordance with the directives of the National Council. The Minister for Protection of the Environment also promulgated regulations pursuant to the Radiation Law ("the Regulations”) that address issues such as fees for permits, the method of measuring radiation, etc.

In January 2009, the Radiation Supervisor at the Ministry for Protection of the Environment published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular aerials.

The drawn-out promulgation of the regulations required by Radiation Law also led to a petition to the Supreme Court, under which an order was issued on June 27, 2010 ordering the Minister for Protection of the Environment and the Minister of Communications to explain why the proposed regulations should not be submitted immediately for approval by the Knesset’s internal committee for environmental quality. On October 20, 2010 the proposed wording of the regulations was placed before the committee.  On January 18, 2011 the committee held a discussion on the request from the Minister for Protection of the Environment to approve the regulations.  On February 7, 2011, the Supreme Court ruled that as of recent developments in the legislation process the petition is moot and ordered its dismissal.

On May 31, 2011, the World Health Organization's International Agency for Research on Cancer (IARC) published an announcement to the effect that radiofrequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans.

As part of the policy of the Ministry for Protection of the Environment to increase its law enforcement capabilities, commencing on August 25, 2010 the Ministry embarked on a pilot project for the continuous supervision and monitoring of broadcasting centers, which is now fully operational. This is not external monitoring of the strength of the radiation emitted by the radio broadcasts from the base sites, but, using computer recordings from the control system in the broadcasting sites and examining them to verify the relevant broadcasting data in accordance with the system. In this context, the Minister for Protection of the Environment announced on August 22, 2010 the addition of two conditions to Pelephone’s erection and operation permits whereby, among other things, a continuous real-time computer report of all the parameters setting the radiation level created during operation of the radiation source should be sent to the Radiation Supervisor and disruptions in the operation of the software and the transfer of data to the Ministry for Protection of the Environment are prohibited.

Cellular services are provided by means of a cellular phone which emits non-ionizing radiation (also known as electromagnetic radiation). Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone) 2002, specify the maximum permitted radiation level for a cellular phone measured in units of Specific Absorption Rate, or SAR,  and informing Pelephone's customers accordingly. As far as Pelephone is aware, all the cellular phones that it markets comply with the relevant SAR standards.

Pelephone conducts periodic radiation tests in order to ascertain its compliance with permitted operation standards and the standards of the International Radiation Protection Agency. These tests are outsourced and performed by companies authorized by the Ministry for Protection of the Environment. Pelephone invests an average of NIS 4.5 million per year in this operation. The radiation regulations require payment of fees amounting to approximately NIS 4 million for the granting and renewal of the permits required under the Radiation Law.

Pelephone has an internal enforcement procedure for supervision of implementation of the provisions of the Radiation Law, which is supervised by a senior manager. The purpose of the procedure is to incorporate the provisions of the law into the procedures of Pelephone and limit the possibility of violations.

Transparency for consumers

Pelephone is subject to relevant laws that define obligations to publicize and inform customers about the sources of the radiation that it operates and the mobile handsets that it supplies. The Radiation Supervisor at the Ministry for Protection of the Environment publishes information on the Ministry's website about active cellular broadcasting facilities and those that are under construction. The Ministry for Protection of the Environment continuously monitors the cellular broadcasting facilities that Pelephone erects and operates, as it does to the other operators. On its website, Pelephone publishes information about radiation emitted from cellular phones and Ministry of Health regulations regarding preventive caution when using cellular phones.

Communications Law and the cellular license

Pelephone’s provision of cellular services is subject to the provisions of the Communications Law and its regulations. The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for various breaches of the provisions of the law and ordinances and provisions by virtue thereof, and for breaches of the terms of the permit.

Wireless Telegraph Ordinance

The Wireless Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to Bezeq’s use of radio frequencies, as part of its infrastructure. Under the Telegraph Ordinance, the establishment and operation of a system using radio frequencies requires a license, and the use of radio frequencies requires designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies. For several years, the Government has been coping with the existing shortage of radio frequencies for public use in Israel, by limiting the number of licenses issued for the use of frequencies, on the one hand, while increasing fees payable in respect of the allocation of frequencies on the other. The shortage of frequencies may cause difficulties in implementing certain technologies.

In July 2011, the Ministry of Communications refunded NIS 41.4 million to Pelephone in respect of frequency fees that it had overpaid during 2008, while exercising the right to use 3-G frequencies. When utilizing this right, Pelephone was required to pay the fee for the period from 2003 until 2008 when it exercised its right. The Ministry of Communications based the charge on the maximum frequency tariff prescribed in the regulations as of 2003. During the course of legal action taken by Cellcom and Partner, it was determined that the Ministry of Communications must charge the companies a reduced tariff, gradually increasing from year to year, and charge the maximum tariff beginning after the fifth year (2008).

Tariffs

The interconnect fees (call and text message (SMS) completion fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations, which set the interconnect tariffs to be paid to domestic carriers, as well as limitations on the interconnect tariffs to be paid to a cellular operator. The other tariffs collected by Pelephone from its customers are not controlled, but the types of payments it can collect from its subscribers and the mechanisms for setting regulated tariffs, are regulated in the license.

In September 2010, the regulations were amended so that commencing January 1, 2011, the interconnect tariffs that a cellular carrier could collect from other operators (domestic carriers, international call operators or other cellular operators) were lowered significantly.  The tariffs, which are denominated in agorot (100 agorot are equal to 1 NIS), will be revised every year on January 1, and linked to the index (the base index being the average CPI for 2009), and both VAT and the rate of royalties applicable to cellular operators multiplied by the indexed interconnect tariff, will be added.

Below are the interconnect tariffs in agorot for a cellular operator as of December 31 of each year, which do not include VAT and are calculated at the royalties rate agreed upon by the government and the Supreme Court.  If the reduction of royalties is not approved in the near future, Pelephone may update the interconnect tariffs according to a high royalties factor (approximately 2.5%):

	2010	2011	2012	2013	From 2014 onwards
Call minute completion tariff	25.1	7.28	6.89	6.31	5.93
SMS (text) completion tariff	2.85	0.17	0.16	0.15	0.14

Bezeq charges its fixed-line customers interconnect fees for calls originating in Bezeq's network and terminating in the cellular networks, and pays the cellular operators the same amount for transferring call traffic from their network.

The table below indicates interconnect revenues Bezeq received from its fixed-line domestic subscribers and its expenses for call completion fees to the cellular companies in the three years ended December 31, 2010 (in NIS millions):

	2009	2010	2011
Revenue, net	823	801	256

Pelephone pays the other cellular operators interconnect fees for calls originating in its network and terminating in their cellular networks, while the other operators (cellular, domestic and international) pay Pelephone interconnect fees for calls terminating in its cellular network.

The table below indicates Pelephone’s interconnect revenues from the other communications networks in respect of incoming text messages (SMS) to its network, and its expenses in respect of interconnect fees paid to the other cellular networks in 2009 – 2011 (in NIS millions):

	2009	2010	2011
Revenue	920	1,054	343
Expenses	707	813	265

The figure is calculated according to the relevant minutes and SMS actually used/transmitted in the previous period, multiplied by the difference between the interconnect fees in the present period (7.28 agorot per minute, 0.17 agorot per SMS) and the interconnect fees in the corresponding period (25.1 agorot per minute, 2.85 agorot per SMS).

In the international calls segment (Bezeq International) – Bezeq International pays interconnect fees to the cellular operators for calls terminating in their cellular networks. The reduction of the interconnect fees resulted in a decline of approximately NIS 218 million in Pelephone's gross profit in 2011.  The impact of the lower interconnect fees was minor and not material for Bezeq and Bezeq International.

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

The licensing of cellular broadcasting sites that require building permits is governed by National Outline Plan 36, or NOP 36. The purpose of NOP 36, which came into effect in 2002, is to regulate the deployment and manner of setting-up broadcasting facilities, so that the entire country is covered for transmission and reception, with minimal damage to the environment and the landscape. Pelephone and its competitors have encountered difficulties in obtaining some of the required approvals, and in particular approvals from planning and building authorities. There is a pending proposal to amend NOP 36, which may result in more stringent regulations that could complicate and impede the process of obtaining building permits for cellular sites.  Pelephone is aware of an initiative to appoint a joint technical consultant to the Ministry of the Interior and the Ministry of Communications to assist in the review the proposal to amend NOP 36.

Pelephone’s ability to maintain and preserve its cellular service quality as well as its coverage, is partially dependent on its ability to set up cellular sites and install infrastructure equipment, including broadcasting sites. Any difficulties encountered by Pelephone in obtaining the required permits and approvals may adversely affect the performance of its existing network and the establishment of additional cellular sites required by the network. The inability to resolve these problems on a timely basis may prevent Pelephone from attaining the service quality goals specified in its license.

A number of sites established several years ago still do not have approvals from the Civil Aviation Administration and the Israeli Defense Forces, even though the applications for the approvals have long since been submitted to them. Similarly, there are administrative or other delays in some planning and building councils in the issue of building permits for sites. Therefore, Pelephone is operating a number of broadcasting sites that have not yet received building permits. Pelephone has applied to the planning and building authorities for the building permits and these applications are at various stages of discussion and approval.

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

Pelephone's cellular licenses

Pelephone’s general license is valid until September 8, 2022.  In addition, in April 2001, the Civil Administration for the Administered Territories granted Pelephone a general license for the provision of cellular services in the Administered Territories that is valid until October 30, 2012 and the provisions of the general license granted to Pelephone by the Ministry of Communications are also applicable to this license. The following are the principal provisions of Pelephone's general cellular license:

•	Under certain circumstances, the Minister is entitled to modify, restrict or suspend the terms of the license, and in certain instances to revoke it.

•
The license is non-transferable, and it contains restrictions on the acquisition or transfer (including by means of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including an encumbrance on such means of control, unless the Minister has given his consent beforehand.

•	Pelephone is obliged to provide an interconnect service under equal terms to all other operators and it shall refrain from any discrimination in the implementation thereof.

•	Pelephone must refrain from giving a preference in providing its infrastructure services to a licensee with an interest (as defined in the license), such as a related party, over another licensee.

•
Pelephone is generally not entitled to sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, except for certain deviations stipulated in the license.

•	In periods of emergency, whoever is statutorily competent shall have the authority to issue Pelephone with certain instructions on its mode of operation and/or manner of provision of services.

•
The license sets forth the types of payments that Pelephone can collect from its subscribers for cellular services, mechanisms for setting tariffs, reports that Pelephone must submit to the Ministry of Communications and also the duty of serving notice to the Ministry of Communications prior to modifying tariffs. The license also determines the Minister’s power to intervene in setting tariffs in certain cases.

•
The license commits Pelephone to provide a minimal standard of service, including setting up of service call centers, the determination of a maximum period for repair of malfunctions, an accounts collection procedure and protection of the privacy of the recipient of the service.

•
To secure Pelephone's undertakings and to compensate and indemnify the State of Israel for any damage caused by acts committed by Pelephone, Pelephone is required to furnish a bank guarantee of $10 million, which is subject to forfeiture.

Changes to Pelephone's license

In December 2010, the Ministry of Communications published wide ranging amendments to the cellular licenses relating to a variety of consumer issues. Such amendments affect Pelephone’s relationship with its customers and impose a number of record keeping changes in addition of the obligation to actively notify customers regarding their package usage.

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

In preparation for migration to HSPA/UMTS technology, Pelephone expanded the range of equipment it offers to customers and the number of its terminal equipment suppliers from whom Pelephone purchases handsets, spare parts, accessories, etc.

In May 2009, Pelephone signed an agreement with Apple Sales International for the purchase and distribution of iPhones in Israel.  In 2011, Pelephone's purchases from Apple accounted for 19% of its purchases from all its suppliers. Accordingly, Apple is considered a principal supplier of Pelephone. Other than with respect to the iPhone, the purchase of terminal equipment from suppliers does not create any significant dependence on any particular equipment supplier or model.

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

Property

Pelephone does not own any land and leases the premises which it uses for its operations from others, including Bezeq. The land which Pelephone uses for installation of radio and switching sites are spread out around the country, and are leased for various periods (in many instances, for five years plus an option to extend the agreement for another five years). Pelephone’s headquarters are located in Givatayim, a suburb of Tel Aviv, and cover a total area of 17,800 square meters. The lease for these premises expires on December 31, 2015 and there is an option to extend the lease until November 2020. For the purpose of service and sale operations, Pelephone leases 58 service and sale centers spread out around the country. Pelephone has additional lease agreements with respect to warehouses, offices and telephone call centers which it uses for the purpose of its operations.

Some of the leased communications sites are in areas owned by the ILA. Pelephone entered into an agreement with the ILA to use land in those areas for the erection and operation of communications sites. Among other things, the agreement regulates payments to which the ILA is entitled for the period to December 31, 2008. At the end of the term of the agreement and in the event of its cancellation for causes listed in it, Pelephone must vacate the site. To the best of Pelephone's knowledge, the other cellular operators have a similar agreement with the ILA. The agreement was extended to December 31, 2009, and subsequently to December 31, 2010. As of the date of this annual report Pelephone, and to the best of its knowledge the other cellular operators, are negotiating extensions. If for any reason the agreement is not extended or renewed, Pelephone could suffer significant harm, since it would be limited in its ability to erect sites in ILA property.

Employees

The table below provides data with respect to the number of Pelephone employees at December 31, 2010 and 2011.

	2010	2011
Management and HQ	269	279
Content and product marketing	93	96
Service – Private customers	2,432	2,206
Business customers	561	533
Operation and logistics	287	344
Engineering and information systems	605	583
Total	4,247	4,041

BEZEQ INTERNATIONAL

General

Bezeq International provides communication solutions to its customers in the private and business sectors, in four key areas of operation: (i) Internet access services; (ii) international and domestic telephony services; (iii) network end point, or PBX, services; and (iv) information and communication technology, or ICT, solutions.

The following table reflects Bezeq International’s revenue (in NIS millions) for the three years ended December 31, 2011:

	2009	2010	2011
Revenues from international carrier services	502	501	413
% of total revenues	38.10%	36.30%	30.51%
Revenues from Internet and communication services for businesses (ISP, ICT, data)	816	879	941
% of total revenues	61.90%	63.70%	69.49%
Total revenue	1,318	1,380	1,354

	2010	2011
Revenues	1,380	1,354
Operating profit	320	241
Depreciation and amortization	94	109
Operating profit before depreciation and amortization	414	350
Net profit	254	182
Cash flow from current activities	292	243
Payments for investments in property, plant and equipment and intangible assets(1)	180	288
Free cash flow (2)	112	(45)
Churn rate (3)	12.7%	12.6%

(1)	The item also includes long-term investments in long-term assets.
(2)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

Developments in 2011

In 2011, there was a continued slow-down in the growth rate of high-speed Internet compared to previous years, while the upgrade of the Internet infrastructure in Israel by Bezeq and HOT continued, marked by the availability of a range of speeds from 10MB through 100MB on  Bezeq's NGN network and HOT's UFI network (DOCSIS 3.0).

In addition, in 2011, the trend of selling service bundles continued as did the trend for increased sales of value-added services. This has led to market saturation (approximately 73% of Israeli households are connected to the Internet), with competitors attempting to differentiate themselves by strengthening customer loyalty.

As a rule, an increase in demand for a higher bandwidth requires an increase from time to time in the capacity operated by Bezeq International. In January 2012, Bezeq International launched its Power NGN network, a high-speed Internet access network which relies on the advanced technology capabilities of the new submarine cable that it owns, or the Jonah Cable, together with new state-of-the-art core and access systems.

Customers

Bezeq International has no customer whose revenues constitute over 10% of its revenues. Below is a breakdown of revenues (in NIS millions) from private and business customers:

	2009	2010	2011
Revenues from private customers	520	523	540
Revenues from business customers	798	857	813
Total revenues	1,318	1,380	1,354

Products and Services

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

Internet services

In the Internet services sector, Bezeq International provides Internet access services for private and business customers, including terminal equipment and support, with an emphasis on broadband Internet based on ADSL or cable infrastructures; hosting services – website and server hosting and co-location services in a designated data centers, or IDC, installations for business and private customers, including value-added services (such as monitoring and control); information security services, services securing customers’ Internet and LAN connections using the required terminal equipment or software, including monitoring; data services with international data communication IP solutions for business customers, including global deployment if necessary; and wireless (WIFI) access – fast wireless access solutions for private and business customers, including in various public locations (hotspots).

International data service

Bezeq International supplies international data communication solutions for business customers, including customized global deployment.  The customer is able to choose from a range of the most advanced data communication methods through the optic cables deployed from Israel to Europe including Bezeq International's own Jonah Cable system and networks of other leading global telecom providers, such as BT, which make available to its customers their sophisticated global network services.

PBX services

Bezeq International markets and provides maintenance and technical support services for advanced PBX systems of a wide range of manufacturers. Bezeq International also provides managed telephony exchange services for enterprises and business compounds.

Business customer services

As part of its comprehensive business ICT (Information Communication Technology) solutions, Bezeq International provides extensive communications services, including: international data communication services, server and website hosting services, ICT systems' technical maintenance and support services, networking and system services, outsourcing and out-tasking services, security and risk management solutions and IP based managed services as well as the most advanced innovative cloud computing services.

In January 2009, Bezeq International inaugurated a new IDC, in addition to Bezeq’s existing IDC, which hosts thousands of servers.  In September 2011, it inaugurated the second part of the IDC which will enable it to provide hosting services for many additional customers.  The establishment of the IDC is part of Bezeq International's strategy to become well established in the business sector, especially among small and mid-sized businesses which now prefer to use outsourcing for their IT requirements and are preparing to be in the forefront of the cloud computing sector. The new IDC established by Bezeq International is a "green" facility based on energy saving infrastructures. The IDC takes advantage of Bezeq International being a leading Internet service provider in Israel by being directly connected to its Internet backbone.  In this way, customers can benefit from maximum flexibility in managing their bandwidths and from a wide range of sophisticated services such as server hosting and management, virtual servers and a range of managed services – backup, information security, cyber attack prevention, monitoring, statistics construction, overseas Israel traffic distribution and FTP file transmission services.

In December 2011, Bezeq International began to operate another data center in Jaffa, which had previously been operated by Bezeq. Bezeq International will use this state-of-the art, protected data center to offer its customers a broader range of communications, computing, co-location and hosting services.

Downstream infrastructure and maintenance of the Jonah submarine cable

On November 1, 2010, pursuant to the approval of the boards of directors of Bezeq International and Bezeq, Bezeq International entered into a turnkey agreement with Alcatel-Lucent Submarine Networks for the laying of a submarine optic communication cable, known as the Jonah Cable, between Israel and Italy.  In 2011, Bezeq International purchased indefeasible rights of use in a terrestrial infrastructure which links its point of presence in Italy to sites in Western Europe.  During December 2011, Alcatel-Lucent Submarine Networks successfully completed the installation of the Jonah Cable and commercial service using that cable was initiated.  At that time, Bezeq International entered into agreement with the MECMA consortium for maintenance of the cable.

In January 2011, Tamares Ltd. announced that it completed laying a submarine cable between Israel and Cyprus and the purchase of continuing capacity to Western Europe.  On November 3, 2011, the Ministry of Communications published a hearing concerning regulation of the submarine cable sector. The decision of the Ministry of Communications on this matter could affect the activities of Bezeq International in this market.

Competition

In the first year of its operation, from June 1996 to July 1997, Bezeq International was the exclusive provider of international telephony services in Israel. By 2004, five other international carriers had entered the market, some of which subsequently merged. At present six international carriers operate in the international telephony market. During the fourth quarter of 2008, Partner entered the market of Internet access and IP-based content and telephony operations and began marketing its products to the general public on January 1, 2009. This meant that Partner became a competitor in the markets in which Bezeq International operates.

In March 2011, Partner completed its acquisition of 012 Smile. At present, licenses for providing Internet services have been granted to approximately 70 companies, including most of the previously mentioned international operator licensees.  In December 2010, Hot-Net obtained a special license to provide ISP services and it started providing such services to retail customers on February 2012.

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

The main characteristic of market competition in 2011 was the merger of communication groups and their offer of comprehensive services and products. The effect of competition has been exacerbated by the trend of tariff erosion.

International telephony services

The international long distance market in Israel is highly competitive. At the end of 2011 there were six competitors in the market: 014 Bezeq International, 013 Netvision, 012 Smile, 018 Xfone, HILAT – Israel Telecommunications Company Ltd., and Telzar International Communication Services Ltd. Bezeq International estimates that its market share in outgoing international calls from customers is approximately 30% compared with a market share of approximately 30.7% at the end of 2010. Bezeq International's assessment of its share of the outgoing customer calls segment at the end of 2011, as well as its estimate that 50% of Israeli households make overseas calls at least once a month, are based on market surveys that were conducted by an outside survey center.

The international call market in Israel has in recent years been characterized by a decline in call volume and in 2010 and 2011 the volume of call minutes (incoming and outgoing) declined by an average of 5.9% and 4.4%, compared to the prior years.

Internet access services

There are a number of competitors in this market, including Bezeq International, 013 NetVision, which merged with Cellcom, 012 Smile (Partner  announced that it will merge its operation in this sector with 012 Smile) and two minor niche players whose market share is not material. In December 2010, an ISP license was granted to HOT-Net, which began to supply Internet access services to private subscribers on February 15, 2012.

While there has been growth in the Internet access segment in recent years in terms of the number of customers, the rate of growth is slowing as a result of the high Internet penetration rate in Israel. Approximately 73% of all households in Israel are connected to the Internet, which is a high penetration rate in comparison with the rest of the world.  There are currently two principal infrastructure alternatives for customers in the market, Bezeq's ADSL and the HOT cable infrastructure. HOT frequently cooperates with Bezeq International’s direct ISP competitors and provides ISP services through its subsidiary, HOT-Net.

Bezeq International believes that its market share in the Internet services sector is 37.5% compared with a market share of 35.9% at the end of 2010. Bezeq International's estimate of its market share in the Internet access sector is based on a calculation of the ratio between the number of subscribers it has, and the total number of ISP subscribers (based on public data regarding internet infrastructure services provided by Bezeq and HOT).

During the fourth quarter of 2008, Partner entered the Internet access and IP-based content and telephony operations markets and began marketing its products to the general public on January 1, 2009.  On March 3, 2011, Partner announced the completion the acquisition of 012 Smile, which is also an ISP.  In December 2010 Hot-Net obtained a special license to provide ISP services and February 15, 2012, it began to supply Internet access services to private subscribers.

In August 2010, Bezeq began selling joint service packages that include Bezeq International's Internet access services.

Communication solutions for the business sector

With the aim of increasing revenues from business customers, Bezeq International continues to supply ICT services to businesses, providing comprehensive solutions in such areas as systems, networking, IT, hosting, telephony, data transmission, Internet access and wireless networks.

Bezeq International is facing new competitors in this sector from companies such as Binat, Taldor, and IBM.  In 2011 Bezeq International continued to establish its position in the ICT market and to gain recognition and accreditation from leading providers in the market.

PBX Services

The traditional field of PBX (telephone exchanges) is characterized by a large number of competitors and by fierce competition which has given rise to an erosion of service prices. Bezeq International’s most prominent competitors are Tadiran, Eurocom, GlobeCall and Tel-Yad.  Data communications and IP telephony (adapting switchboards and terminal equipment to IP technology) is characterized by the entry of new players from the IT world. These companies include Binat, Teldor, Malam Tim and IBM. These companies are substantially different from traditional PBX service companies and are on a higher technological level. New operators are entering the market with the intention of providing customers with total communications solutions such as telephony, transmission, data communications, Internet, and information security.

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

Governmental Regulation

Bezeq International operates under a general license for providing international voice and data services, which is valid until 2022. The provisions of the license regulate the method for determining tariffs charged by Bezeq International for its services, their updating and collecting the payments for these services. Bezeq International also operates under a general license for providing domestic telephony services, a special license for providing Internet services and a special license for providing PBX services.

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

Licenses

International carrier license. In providing international telephony and data services, Bezeq International is operating in accordance with its international carrier license which is valid until 2022. The provisions of the license, among other things, prescribes the manner of setting its tariffs for its services, updates and payment collection.

Special Carrier License. On February 8, 2009, the Minister of Communication granted an exclusive general license for the provisions of domestic telecommunications services to B I P Telecom Solutions (LP), a subsidiary of Bezeq International, which allows it to provide domestic telephony services via broadband Internet access, or VoB, until 2029.  On August 2, 2009, Bezeq International started providing these services to private customers and on December 30, 2009 this license was amended to permit Bezeq International to provide this service to business customers.

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

Pursuant to its licenses and the royalty regulations, Bezeq International pays royalties to the State of Israel based on most of its revenues from the provision of international call and domestic telephony services, net of permitted expenses and excluding revenues from certain customers excluded by these regulations.

In 2010 and 2011, Bezeq International paid royalties totaling NIS 2.3 million and NIS 3.4 million, respectively.

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

On November 1, 2011, the interconnect charges for the cellular operators were reduced, and on January 1, 2012 they were further reduced.

On December 1, 2011, the Ministry of Communications permitted the provision of VoB service to a (general or special) Domestic Carrier's subscriber who is outside Israel by means of an Israeli phone number. Cellular companies will only be permitted to offer this service when their subscribers are abroad. According to a resolution passed by the Ministry, the licenses will be amended accordingly in the near future. This decision may have a positive effect on the business of Bezeq International.

On February 28, 2011, an amendment to the international carrier regulations was published, canceling the limitation concerning "considerable influence" in an international carrier by a cellular operator.  Instead of that limitation, the regulations now state that by the earlier of the date on which a virtual cellular operator (MVNO) starts operation or by the end of 2012,  the holding of considerable influence by a cellular operator in an international carrier will be subject to structural separation limitations, including separation of the management and assets of the companies, limitations on hiring shared employees, transfer of commercial information between the companies, and a ban on discrimination in favor of the cellular operator affiliated with the international operator over other license-holders. According to an announcement made by Partner on December 21, 2011, 012 Smile's operations will no longer be managed separately from those of Partner.

Bezeq International believes that the entry of cellular operators into the international call market, particularly if they exploit their power as cellular operators in order to strengthen their standing in the international call market, is likely to have a materially adverse effect on its market share.

Consumer Protection Law amendment on billing dates in standing orders

On July 20, 2011, the Consumer Protection Law was amended regarding billing practices. The amended law stipulates that effective January 1, 2012, a business that charges a consumer in installments by a standing order, must offer the consumer a choice of dates for the monthly charge.  The business must decide on at least 4 payment dates, provided that there are least six days between one date and the next (more than 4 possible dates may also be offered). Customers who do not choose a billing date will be billed on the 10th of the month (the default date). Supplementary payment may not be charged for implementing this provision (including interest, linkage differences or a penalty).

Hearing on Internet license consumer issues

On December 7, 2011, the Ministry of Communications published a hearing for licensees who provide ISP services, proposing changes in the regulations relating to consumers, including, the form and content of subscriber agreements and bills,  provisions for refunds  for overcharges or services that were not requested, conditions for discontinuing services, provisions concerning the option to contact an  ombudsman, the possibility of changing plans and tariffs, the collection of debts from subscribers, the treatment of subscriber complaints and provisions concerning the obligation to publish information about plans and tariffs. Bezeq International submitted its comments to the Ministry and is making the necessary preparations.

Amendment to the Communications Law on the filtering of offensive content

The amended Communications Law regarding the filtering of offensive Internet content took effect in July 2011. The amended law stipulates that an ISP must inform its subscribers about offensive websites and offensive Internet content and the availability of possible protection against them, and must provide free filtering software. Bezeq International is operating in accordance with the provisions of the amendment.

Amendments to consumer legislation in the Knesset

Several consumer bills have been submitted to the Knesset Economic Affairs Committee that are due to be discussed during the coming spring session. The bills include the following topics: responding to customers within a specified time; the obligation to allow customers to listen to recordings of sales conversations; and offering financial compensation to customers who have been overcharged.

Equipment and Suppliers

Equipment

In 2004, Bezeq International signed an agreement with Veraz, to purchase SoftSwitch switches, which, during 2005, replaced the Alcatel S-12 voice switches (at this stage, these switches are still being used as a non-substantial component in Bezeq International’s voice service systems). These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network, which was also replaced in 2005 as part of the upgrade of its voice setup. Bezeq International’s technological infrastructures, which support voice, data and Internet setups, are deployed in five sites to provide services with high survivability.

Suppliers

Bezeq International has cooperation agreements with approximately 180 foreign operators for 240 destinations worldwide.

Bezeq International purchases most of its required capacity for its services from Bezeq.  Until recently, Bezeq International purchased most of its required international capacity from Mediterranean Nautilus Limited, or Med Nautilus, which supplies international communications infrastructure through a submarine cable running from Israel to Europe.  Since Bezeq International began to use the Jonah Cable, it also uses other international infrastructures.

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to an unparticular non-specific part of the communication capacity of the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2017 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use a non-recurring payment around the date on which it started using the capacity.  In addition, in October 2011, Bezeq International entered into an agreement with Med Nautilus to expand and change the existing user rights in the international optic network that it operates, which will be used as a backup for Bezeq International's Jonah Cable between Israel and Italy. Bezeq International is not restricted in the use it makes of the capacity and it may sell its rights, in whole or in part, to third parties.  Bezeq International has the option to cease using the capacity, in whole or in part, at any time.

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

Property

Bezeq International leases the two main facilities from which it operates from an unrelated party for an aggregate annual rent of NIS 8.5 million (approximately $2.4 million).  The lease agreements’ term end in 2014 and 2015.

Employees

Bezeq International has a number of employee groups whose wage structure includes a component of performance-linked commissions and incentives. These groups include sales employees, telephone sales representatives, and telephone service and support representatives. Employees have arrangements for pension and health insurance that are fully subsidized by Bezeq.

The following table shows the number of persons employed by Bezeq International, including outsourced employees, at December 31, 2010 and 2011:

	Number of employees
	2010	2011
Head office employees	968	1,209
Sales and service representatives	1,144	1,053
Total	2,112	2,262

Other Investments

Bezeq International established B-Zone, a general partnership, with 2Plus Wireless Solutions Ltd. in 2006. B-Zone was established to set up, support and manage wireless networks in public areas, enabling connection to the Internet and collecting payment from the end-user.

Bezeq International and DSNR Communications Ltd. established a company under which Bezecom Ltd. was established in January 2007.  The purpose of Bezecom is to provide international telephony services to end-users worldwide.

Bezeq International does not have any significant investment activity in investees, partnerships and ventures that are not subsidiaries, nor investments in other operations. B-Zone and Bezecom are joint ventures that are insignificant to the operations of Bezeq International.

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

The field of television broadcasting in Israel is highly regulated. Broadcasting is carried out pursuant to various broadcast licenses and is subject to the ongoing supervision of the Ministry of Communications and the Council for Cable TV and Satellite Broadcasting, or the Council.  Multi-channel television broadcasts have been provided in Israel since the early 1990s. Since December 2006, the cable companies operating in Israel merged into a single merged cable company, HOT, which supplies cable television services to all of the subscribers of the merged cable companies pursuant to a long-term broadcast license. HOT holds all of the rights in a limited partnership which owns the cable network infrastructure, including the terminal equipment, end user equipment and broadcasting centers.

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

•
All discussions by the board of directors of DBS concerning transactions as described in the above paragraph must be documented in detail, and comprehensive minutes signed by the chairman of the meeting must be submitted to the Director General of the Ministry of Communications for his review.

The approval of the Antitrust Commissioner for our acquisition of control in Bezeq was made contingent, among other things, on the sale of Eurocom DBS's holdings in DBS within a defined period of time.  To the best of our company's knowledge, the Antitrust Commissioner is currently discussing the conditions mentioned regarding Eurocom Group's holdings in DBS.

Products and Services

DBS’s broadcasts approximately 150 different video channels, of which 14 are pay-per-view (PPV) channels and 19 are high definition, or HD, channels, 20 radio channels, 30 music channels and interactive services. The broadcasts include a basic package which each subscriber is required to purchase as well as additional channels chosen by the subscriber, whether as a package or as single and PPV channels.

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

In 2011, DBS achieved a significant increase in the number of its subscribers using PVR decoders. DBS believes that an increase in the number of subscribers using PVR decoders contributes to an increase in its revenues from these subscribers and to their retention as subscribers, but it will require a material financial investment.

The following table provides summary condensed financial information concerning DBS’s multi-channel broadcast services for the two years ended December 31, 2011:

	2010	2011
Revenues (NIS millions)	1,583	1,619
Operating profit (NIS millions)	178	295
Depreciation and amortization (NIS millions)	285	276
Operating profit before depreciation (NIS millions)	463	571
Net profit (loss) (NIS millions)	(314)	(230)
Cash flow from current operations (NIS millions)	492	513
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	277	264
Free cash flow (NIS millions) (1)	215	249
Number of subscribers (2) (at the end of the period, in thousands)	578	586
Average monthly revenues per subscriber (ARPU) (3) (NIS)	230	232
Churn rate (4)	13.0%	11.9%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(2)
Subscriber – one household or small business customer. Where a business customer has many reception points or many decodes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue per small business customer.

(3)
Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, technical service, advanced products, one-tom sale of content, revenues from channels, Internet and other) by average number of customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

        DBS provides its subscribers with VOD services via the Internet. This service has limitations with regard to the types of decoders enabling service reception and with regard to availability of services owing to restrictions on the Internet infrastructure and bandwidth installed in customer homes.  In 2011, the number of DBS subscribers connected to VOD services increased significantly. During 2011, DBS began to market advanced HD decoders which also enable the supply of VOD services and also launched a service enabling the viewing of certain computer content on TV screens, through the use of some types of advanced decoders.

DBS has a content site on the Internet which it operates together with Walla! on which a range content can be viewed, some of it for payment. In December 2011, Zira Ltd., whose purpose is to prevent the infringement of copyrights on video content on the Internet, commenced operations.  DBS is one of the founders of Zira, together with other corporations that operate in the television sector.

The increase in the bandwidths of communication infrastructures in Israel, alongside technological improvements has led to the development of transmission of video content on communication infrastructures which in turn has led to an increase in the number and range of video content accessible to the public (whether with or without authorization from the holders of title to the content) through the various communication infrastructures, and to a change in the format in which downloaded content is used for streaming.   Viewing the content is by means of various types of terminal equipment, including PCs and television tablet, and mobile phone.. The development of this trend enables the supply of various forms of video content without the need to set up a designated infrastructure system, and it could have a materially adverse effect on the broadcasting sector, which is currently based on designated infrastructures. This effect could be aggravated if the supply of content continues to be unregulated.

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

Broadcasting rights

DBS has the broadcasting rights to two types of video content:

•	Content purchased from third parties that own the broadcasting rights; and

•
Content which DBS invests in producing (wholly or partially) and has the  right to include the content in its broadcasts. In most instances, DBS is also entitled to authorize the use the content to third parties and share the revenues stemming from additional use of the content.

The broadcast and distribution of content by DBS on various media involves the payment of royalties to the owners of copyrights of musical works, voice records, scripts and content direction, including under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984.  Payment of royalties is made through a number of organizations that operate in Israel that collect the royalties for the owners of the intellectual property rights. DBS has blanket licenses with these organizations. Payments by DBS under these licenses are, at times, based on a fixed payment and at other times on various pricing methods, and with respect to some of the organizations, for the transfer of content over certain media, DBS may be required to pay additional amounts that are not expected to be significant.

DBS and one of the organizations, the Association of Composers, Authors and Publishers of Music in Israel, or ACUM, previously had agreements, according to which the royalties paid to ACUM beginning in 2003 were to be advances on account of the royalties, at a rate based on what HOT pays ACUM, and that these amounts would be paid until a different agreement is reached with ACUM. To the best of DBS's knowledge, based in part on immediate reports published by HOT, HOT and ACUM signed a settlement agreement for the period 2003-2010, and provided for payments of annual royalties during the period 2011 through 2016.  DBS and ACUM are currently  attempting to negotiate an agreement that will regulate the level of royalties that DBS owes ACUM for the period 2003 through 2010, as well as the payment of royalties for 2011 through 2016.

 Additionally, DBS enters into license agreements to broadcast local and foreign channels in consideration of a fixed annual payment or a payment dependent upon the number of subscribers for the relevant channel.

  Given the many content providers from which DBS purchases broadcasting rights, DBS is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, it is dependent on two content providers for broadcasting rights to local sports channels.

Customers

The majority of DBS's subscribers are private customers. DBS's subscriber agreements regulate the rights and obligations of subscribers in their relations with DBS. Pursuant to the provisions of its broadcasting license, the text of the subscriber agreement requires approval from the Council and from the Standard Contracts Tribunal. The subscriber agreement has been approved by the Council and also by the Standard Contracts Tribunal. At present, the validity of the approval granted by the Standard Contracts Tribunal has expired. The Council has approved a number of amendments to the subscriber agreement and DBS is working to obtain its approval of the other amendments, after which the amended subscriber agreement will be resubmitted for approval to the Standard Contracts Tribunal.

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

•
External resellers. In October 2011, an agreement was terminated between DBS and one of the external resellers who recruited approximately fifty percent of the subscribers recruited by all external resellers and a significant proportion of their work focused on the recruitment of a specific target population.

Competition

Approximately 70% of all homes in Israel subscribe for multi-channel television services. DBS’s principal direct competitor is HOT. DBS also regards the DTT setup as competition for its services.

To the best of DBS's knowledge, in recent years there has been a decrease in the total number of DBS and HOT subscribers, with a moderate increase in DBS's share of the multi-channel television market. Below is information, which DBS believes to be accurate, relating to subscriber numbers and its market share at December 31, 2009, 2010 and 2011:

2009		2010		2011
Subscribers	Market share	Subscribers	Market share	Subscribers (1)	Market share
570,000	38%	577,700	39%	586,400	40%
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

Competition in the broadcasting arena focuses on content, packages and channels, on service and on offering additional services such as VOD services, PVR decoders, and HD broadcasts. In recent years there has been a discernible trend toward demand and supply of personal television services which allow the customer to choose which content to view and when to view it (in contrast to viewing linear channels where the content broadcasting sequence is determined by the broadcasting entity). This trend is supported by the expansion of PVR services, VOD services and other services.

DBS believes that competition may increase due to the additional communication services offered by HOT as part of its “service bundle.” Towards the end of 2011, HOT acquired Mirs, a cellular carrier, and cooperation between these two companies may be possible.

Digital Terrestrial Television

Since August 2009, the Second Television and Radio Authority, or the Second Authority, has been operating a DTT broadcasting system which freely broadcasts the television channels of the broadcasting authority (Channel 1 and Channel 33), commercial television channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99) to the nation. This setup constitutes a partial alternative product to the broadcasts of DBS and DBS believes that any material increase in the number of users of this alternative system may have an adverse effect on its revenues.

In April 2012, the Knesset passed the Broadcasting by Means of Digital Broadcast Stations Law, according to which, among other things, the DTT system will be expanded by December 31, 2013.  This law provides, among other things, that the following will be added to the DTT system: (i) a radio channel containing national and regional radio channels, (ii) a channel for Israeli and Mediterranean music (to which an Arabic channel is due to be added when it is set up), and (iii) should they make an application, the Educational TV channel, another Israel Broadcasting Authority channel to be broadcast using HD technology and  a designated channel (today there are two designated channels). However, the broadcast of a designated channel in addition to five designated channels is subject to free capacity available for this purpose; the inclusion of one of the aforementioned channels will be made in consideration of payment of distribution fees.  After consulting with the Second Authority Board, and subject to the approval of the Knesset Economic Committee, the Minister of Communications may order the gradual inclusion of up to 3 more "special subject channels" to be selected in a tender process, so that each special subject channel will begin broadcasting one year after its predecessor commences broadcasts and for payment of distribution fees.  Commencing January 1, 2014, the DTT system and its operation will be transferred from the Second Authority for TV and Radio to a public body, statutory corporation or government company that does not broadcast radio or television broadcasts, to be appointed by the Minister of Communications and the Minister of Finance, with government approval and the approval of the Knesset Economic Committee.

DBS believes that an increase in the number or range of channels distributed through the DTT distribution system will increase the number of alternatives to DBS’s services and may have a detrimental effect on DBS's revenues.

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

Governmental Regulation

The television broadcasting industry in Israel is highly regulated. Broadcasting is carried out pursuant to various broadcast licenses and is subject to the ongoing supervision of the Ministry of Communications and the Council for Cable TV and Satellite Broadcasting. DBS’s operations are regulated by and subject to an extensive system of laws that apply to the area of broadcasting, including primary legislation (and specifically the Communications Law and subsequent regulations), secondary legislation (including the Communications Rules), as well as administrative directives and Council decisions). All these materially affect DBS and its operations. In addition, legislation and secondary legislation in the field of consumer protection have a material impact on DBS.

The Minister and the Council have parallel authority to amend DBS’s broadcast license. The Minister is authorized to cancel or postpone the broadcast license for causes set out in the Communications Law and the broadcast license.  The Communications Law and broadcast license stipulate restrictions on the transfer, attachment and encumbrance of the broadcast license and any of the assets of the broadcast license. The broadcast license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition in terms of provision of broadcasts and services is prohibited, including terminal equipment and other telecommunications services unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was agreed upon  to provide bank guarantees of NIS 39 million ($10.1 million) to the Ministry of Communications to guarantee DBS's undertakings under the license.

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

The broadcasting license sets out provisions that relate to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcast by DBS. The Communications Law prohibits the broadcast of advertisements, subject to several exceptions. Additionally, the broadcasting license includes conditions regarding the terms of the services to subscribers and prohibition of discrimination between subscribers as well as an obligation to have the Council and the Standard Contracts Tribunal approve the subscriber agreement.

In 2009, a government resolution was passed amending the Communications Law so that it defines, among other things, legislative arrangements that will obligate DBS and HOT to allow all subscribers to connect to a package consisting of Channel 1, Channel 33, Channel 2, Channel 10 and the Knesset Channel, or the Basic Package, subject to conditions prescribed in the resolution. According to this government decision, DBS and HOT will be entitled to broadcast advertisements beginning in 2012, subject to rules to be prescribed by the Council. To the best of DBS's knowledge, the issue of the Basic Package is still being considered by the government.

In February 2012, The Israeli Law, Information and Technology Authority, or ILITA, informed DBS, after negotiations conducted by the parties, that commencing on March 14, 2012, DBS is required to discontinue any use of information about subscribers who have terminated their agreements with DBS effective February 29, 2012 for marketing purposes, unless the subscribers knowingly give their specific and separate consent to this effect. Any use that deviates from the requirement will be deemed to have breached the provisions of the Protection of Privacy Law, 1981. DBS is permitted to make a one-time use of information about subscribers who had disconnected from DBS's services prior to February 29, 2012 until the end of May 2012. DBS believes that implementation of ILITA's position may affect DBS’s revenues.

In accordance with the requirements of the broadcasting license and the decisions of the Council, DBS was required to invest in local productions in 2010 and 2011 an amount equal to no less than 8% of its revenues from subscription charges and was required to invest specified amounts in different types of local productions. In this context, DBS was required to invest at least 50% of all its investments in local productions that are broadcast on channels that it does not own and DBS was required to ensure that it had no interest in the productions broadcast on such channels. In December 2011, the Council resolved, among other things, to charge DBS NIS 40 million to make up shortfalls in local productions on channels that are owned by outside producers for the years 2007 through 2011, to be paid over the period 2012 through 2016. In view of this decision, DBS will have to make changes in the mix of local productions and the methodology used in ordering them. DBS is also completing investment shortfalls determined by the Council in certain genres.

In October 2011, the Council informed DBS that commencing in 2012, its revenues from subscription fees, which are the basis for calculating the obligation for local productions, would be considered as including any payments paid by its subscribers to receive their broadcasts and acceptance of their services, including revenues from terminal equipment and the installation of such equipment. Consequently, DBS will have to increase its total annual investment in local productions.

Under the Royalties Regulations (Satellite Broadcasts), DBS must pay royalties on its revenues from the provision of broadcast services.  For 2011, DBS paid approximately NIS 17.4 million in royalties (the percentage of royalties that year was 1.75% of the relevant revenues).

Terminal equipment

In March 2011, the Ministry of National Infrastructures published Draft Energy Sources (Maximum electrical output in active stand-by mode of a digital channel converter for TV broadcast reception) Regulations, 2011, to regulate the maximum electrical output when digital converters are on active standby mode.  As far as DBS is aware, this draft has not yet been discussed by the Knesset Economic Affairs Committee, and at the date of this annual report the Ministry of National Infrastructures is making changes in the draft before presenting it for discussion. Preliminary investigations conducted by DBS show that should the original version of the draft regulations become binding legislation, it may adversely affect DBS's ability to continue to use some of the decoders currently used by its subscribers and its ability to import the decoders that require a higher level of electricity capacity than the maximum output prescribed in the draft regulations. DBS has asked the Ministry of National Infrastructures to amend the wording of the draft regulations so as to minimize wherever possible these possible adverse effects.

In July 2011, the Council chair informed DBS that he intends to recommend that the Council consider amending DBS's broadcasting license so that the deposit that subscribers are required to make for borrowing an HD or PVR decoder will be limited to the cost of the purchase of the decoder provided to the subscriber. In August 2011, the Council chair also informed DBS that he intends to recommend that the Council amend the subscription agreement so that the amount deposited when borrowing used terminal equipment, is not more than its depreciated cost. DBS has expressed its objections on this subject to the Council chair. DBS is of the opinion that in the event that these recommendations are implemented, its revenues will be materially reduced.

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

Service bundles

According to its broadcast license, DBS may offer joint service bundles that include services provided by Bezeq and services by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the "unbundling" obligation, and whether a corresponding bundle is marketed by a licensee that is unrelated to Bezeq. The joint service bundle with Bezeq includes infrastructure service for Bezeq's Internet only, does not require Ministry of Communications approval and the unbundling obligation does not apply to it. At the date of this annual report, DBS does not market such joint service bundles.

VOD services

In October 2011, the recommendations of the joint Ministry of Communications and Council task force were submitted to the Minister of Communications. The task force was appointed to review the question of regulating broadcasts on new technologies and platforms, with respect to the method and process of prescribing regulations for semi-TV broadcasts (audio-visual content) over the Internet. The primary recommendation is to shift from regulation based on transmission and recording methods to regulation based on output, so that Internet-TV broadcasts should have the same features as the broadcasts currently offered by the broadcasting entities (the criteria for determining these features were included in the task force recommendations and are subject to regulation by the Council and any other relevant regulating entity). It was also recommended that a  follow-up team be established, involving all the relevant entities, including the Ministry of Communications, the Council, the Israel Broadcasting Authority and the Second Authority for Television and Radio, for the purpose of reviewing and adapting the regulations currently applicable to the present realm of broadcasting to the developing realm of broadcasting, in an effort to create a standard, comprehensive set of regulations for both the existing and new realm of broadcasts (including a recommendation on appropriate legislative amendments). The task force noted that it must continue to take into account possible changes in the distribution of revenues between the broadcasting entities and the new entities and the expansion of the range of broadcasting entities that will be subject to the new regulations. The task force also recommended that if the new broadcasting entities continue to replace the regulated broadcasting entities (the task force found that the replacement rate is still low), which will have a negative economic impact on the regulated broadcasting entities even before the recommended regulations are adopted, the regulating entities should work for the adoption of urgent, temporary regulations to include temporary relief for the supervised entities and/or impose obligations tailored to the web-based broadcasting entities. As of the date of this annual report, the Minister of Communications has yet to make a decision regarding these recommendations.

At the date of this annual report, DBS believes that its VOD services are not subject to the regulations that currently apply to multi-channel TV broadcasts and as far as it is aware, this is the position of the Ministry of Communications. Nevertheless, implementation of the recommendations of the joint Ministry of Communications and Council task force may have repercussions for regulating VOD services provided by DBS. It may also affect the development of the transfer of video content over the Internet.

Consumer Protection Laws

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

DBS purchases digital decoders for the purpose of receiving and decoding its encrypted broadcasts in customer homes. A present DBS purchases decoders from two suppliers. The main agreement for the purchase of decoders is with Advanced Digital Broadcast S.A., or ADB, and Eurocom Digital Communications Ltd., which is indirectly controlled by Mr. Shaul Elovitch, the holder of indirect control in DBS, or the ADB Agreement. Under the ADB Agreement, DBS purchases decoders from ADB from time to time in accordance with purchase orders which DBS sends to Eurocom. DBS was also awarded a warranty period for the set-top boxes and support services obtained from Eurocom.  In 2011, DBS purchased HDPVR decoders from Eurocom for NIS 99 million ($26 million).  Replacing ADB will entail a considerable preparation period since it is the primary supplier for this type of decoder.  DBS purchases HD Zapper decoders from another supplier under an agreement entered into in August 2011 and in 2011 it purchased NIS 2 million of decoders from that supplier.

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

Space segment lease agreements

DBS and Spacecom Communications Ltd., or Spacecom, a company controlled by the Eurocom Group has an array of agreements under which DBS uses space segments provided by the Amos 2 and Amos 3 satellites, or the Space Agreement. Pursuant to the Space Agreement, the term of use of the space segments on the satellites is until the earlier of April 2016, or until the end of life of AMOS 2. The consideration for use of the space segments consists of annual usage fees paid in monthly installments, the amount of which depends on the total number of segments supplied by Amos 2 and Amos 3 to DBS, its shareholders and entities affiliated with DBS, as defined in the Space Agreement. DBS was also granted the right of first refusal for additional space segments on AMOS 2 under the terms specified in the agreement. Pursuant to the Space Agreement, DBS must use 13 space segments, and while DBS may temporarily stop using a single segment, each party is entitled to bring about its renewed use (once a year). A mechanism was set up for partial backup on Amos 3 in the event of non-availability of space segments on Amos 2. Additionally, Spacecom undertook to make every reasonable effort to provide backup on Amos 2 in the event of non-availability of both space segments used by DBS on Amos 3. As of the date of this annual report, DBS is using 12 space segments (ten on Amos 2 and two on Amos 3) and in February 2012, Spacecom informed DBS that DBS could resume use of the 13th segment commencing January 1, 2013.  The lease fees in 2011 amounted to approximately NIS 87 million.

 If the supplied capacity becomes unusable, Spacecom must make every effort to provide alternative capacity, and if Spacecom is unable to do so, it will work to provide such capacity through a satellite belonging to another operator. Should the cost of the alternative capacity exceed that set out in the agreement, Spacecom will be responsible for half of this cost, provided that it does not exceed $50,000 per segment annually. Should work be required to adapt the ground infrastructure in subscriber homes, Spacecom will bear the costs that apply to DBS, up to $2.5 million, with DBS bearing the remaining costs.

DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS.  Spacecom is also responsible for operation of the space segments. In September 2011, Spacecom published an Immediate Report concerning a malfunction in the battery of the Amos 3 satellite, in which the voltage in the battery dropped during an "eclipse period" (a regular, cyclical phenomenon that occurs twice a year, for a period of 42 days each time, during which the satellite and the solar panels that supply it with electrical energy are hidden from the sun during the day), probably due to a fault in one of the battery cells. As a result, Spacecom announced that to reduce the load on the accumulator during the eclipse period, it intended not to operate up to two transponders during this period. Spacecom further noted that in its opinion and the opinion of the satellite manufacturer, this operations plan will facilitate proper function of the satellite, although it commented that there is no certainty that this plan would suffice, and Spacecom may be required to take further operational measures. Spacecom has informed DBS that the failure to operate these transponders is unlikely to affect the service that DBS receives from Spacecom.

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

Employees

The table below provides data with respect to the number of DBS employees at December 31, 2010 and 2011:

Department	Number of Employees
	2010	2011
Marketing Department	38	35
Customer Service (1)	1,462	1,752
Content Department	74	78
Engineering Department	101	97
Finance and Operations Department	118	115
Human Resources Department	52	48
Regulation and Legal Management Department	4	3
Information Systems Department	100	94
Management and Spokesperson	15	7
Sales	263	N/A	(1)
Total	2,227	2,229

_________________

(1) At the beginning of 2011, the sales department was spun off from customer service into an independent department.

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

DBS employs personnel in some of its departments on the weekly day of rest and on days of rest prescribed by the State, and it has an appropriate permit for such employment.

012 Smile - Our Legacy Communications Business

Prior to our sale of 012 Smile effective January 1, 2010, we were a leading communication services provider in Israel offering a range of services, including broadband and traditional voice services.  Our broadband services included broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, primary rate interface services, IP Centrex, server hosting and a WiFi network of hotspots across Israel.  Our traditional voice services included outgoing and incoming international telephony, hubbing services for international carriers and roaming and signaling services for cellular operators.  012 Smile offered broadband and traditional voice services to a wide audience, which included residential and business customers, including small office-home office, or SoHo, customers, small-medium size enterprise, or SME, customers, and large corporate customers, as well as international carriers and cellular operators.  012 Smile provided these services through its integrated multipurpose network that was deployed through points of presence throughout Israel and in England, Germany and the United States.

012 Smile focused on presenting a “one-stop shop” solution to residential and business customers by offering a diverse package of solutions.  012 Smile invested heavily in its multipurpose network infrastructure, which had been specifically designed to transmit data using IP.  012 Smile’s multi-purpose network supported broadband and traditional voice services across Israel, as well as dial-up, ADSL, ISDN and cable broadband services.  Its network configuration supported the convergence of voice and data services, such as broadband Internet access, VoB and traditional voice services, as well as advanced technologies.  In addition, 012 Smile used its network to provide specialized data services to bandwidth-intensive organizations and international carriers using a variety of technological solutions to satisfy the demands and changing needs of its business customers.

C.	Organizational Structure

Eurocom Communications, our controlling shareholder, is the beneficial owner of 78.97% of our ordinary shares (15,164,929 ordinary shares) as of April 30, 2012.  Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held by Eurocom Communications.  Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 of our ordinary shares held of record by his wife, Mrs. Iris Elovitch.  In addition 8,300 shares are held by other family members of Mr. Shaul Elovitch.

Eurocom Communications’ other principal controlled holdings are: Eurocom Cellular Communications Ltd., the representative of Nokia mobile phones in Israel; Eurocom Industries (1986) Ltd., a holding company that owns Eurocom Digital Communications Ltd., or Eurocom Digital, which markets electronic office equipment and consumer electronic products; Trans-Global Industries PTE Ltd., a provider of customized networking solutions to businesses based on telephone network equipment and home digital telephones; Satcom Systems Ltd., a global provider of satellite broadband communications services and Gilat Satcom Ltd., a fully owned subsidiary of Satcom Systems Ltd., which specializes in providing fixed and mobile communication services via satellite; Space-Communication Ltd, the owner and operator communication satellites; Satlink Communication Ltd, a satellites serviced provider; E,G,R,E Ltd. Eitag Ltd. and Eurocom Real Estate Ltd, a real estate companies; Enlight Renewable Energy Ltd. which specializes in initiating, developing, constructing and operating clean electricity production projects from renewable energy sources.

We operate through one principal subsidiary, B Communications, which is the controlling shareholder of Bezeq, Israel’s largest telecommunications provider.  B Communications interest in Bezeq is directly held by SP2, which is a wholly-owned subsidiary directly held by SP1.  As of April 30, 2012, we have a 31.05% ownership interest in Bezeq through our 79.94% ownership interest in B Communications.

D.	Property, Plants and Equipment

Effective as of June 1, 2011, our corporate headquarters are located in a 30 square meter facility in Ramat Gan, Israel, which we lease from Eurocom Communications at a token rent. The lease is for a three-year period, which may be extended each year for an additional one year period on the mutual consent of the parties. Goldmind also leases a small space in Rehovot, Israel.

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

Adoption of IFRS

Effective as of January 1, 2009, we adopted IFRS as issued by the IASB, replacing the previous reporting standard which was U.S. GAAP. Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB. Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards was January 1, 2008.

Our Legacy Communications Business

Prior to January 2010, we were a communications services provider in Israel and offered a wide range of broadband and traditional voice services. Until our initial public offering on October 30, 2007, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Select Market and the TASE, whose shares are included in the TASE-100 Index. Internet Gold is controlled by Eurocom Communications, one of Israel’s major communications groups. Internet Gold began providing Internet access services in 1996 and began offering broadband services in 2001 and traditional voice services in 2004. As part of its internal restructuring in 2006, Internet Gold transferred to us its broadband and traditional voice services businesses, which we refer to in this annual report as the legacy Communications Business.

On December 31, 2006, we acquired one of our principal competitors, 012 Golden Lines. We completed the execution of our integration plan with 012 Golden Lines in the second quarter of 2008.

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. On November 16, 2009, we entered into an agreement to sell our legacy Communications Business, excluding certain retained indebtedness and liabilities, to a wholly-owned subsidiary of Ampal for NIS 1.2 billion. The sale of our legacy Communications Business to Ampal was completed on January 31, 2010, effective as of January 1, 2010.

Acquisition of Controlling Interest in Bezeq

On October 25, 2009, we entered into a share purchase agreement to acquire the controlling interest in Bezeq, Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of approximately NIS 6.5 billion. On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began to report the consolidated results in our 2010 second quarter earnings release.

As part of our acquisition of the controlling interest in Bezeq, we, Internet Gold, SP2, SP1 and other members of the Eurocom group applied for authorization to control Bezeq, pursuant to the Communications Law and Communications Order. On April 13, 2010, the control permit was granted subject to the condition that SP2 is controlled exclusively by the other parties to the control permit, referred to as the Companies’ Control Permit. Concurrently, a separate control permit was also granted to Messrs. Shaul Elovitch and Yossef Elovitch, our controlling shareholders, referred to as the Individuals’ Control Permit.

To facilitate the funding of our acquisition of the controlling interest in Bezeq, B Communications entered into a series of long-term and short-term loans. See Item 5B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

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

Bezeq’s  management evaluates Bezeq’s performance through focusing on  key performance indicators, which include among others: number of subscribers, churn rate, average minutes of usage per subscriber, or MOU, average revenue per subscriber, or ARPU, operating income and net income.  These key performance indicators are primarily affected by the competitive and regulatory landscape in which Bezeq  operates  and its ability to adapt to the challenges it faces.

How Bezeq Generates Revenue

Bezeq has four principal operating segments: (i) fixed-line domestic communications; (ii) cellular; (iii) international communications, Internet and NEP services; and (iv) multi-channel television (DBS). Effective August 21, 2009, Bezeq no longer consolidates the results of DBS in its financial statements and its investment in DBS is accounted for under the equity method. In addition to the four principal segments, Bezeq has other areas of operation that are not material to its consolidated operations and they are aggregated in the financial statements as “Other.” These operations include a portal and content sites and an online commercial site (through Walla! since the consolidation of its operations in 2010), from the date of consolidation of the Group's reports customer service centers and an investment in a venture capital fund.

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

Bezeq International’s revenues are primarily derived from Internet access services for private and business customers, including terminal equipment and support, voice services including, international direct dialing services to business and private customers and international call routing and termination services, hosting services, supply of international data communication solutions for business customers and information and communication technology solutions for business customers and PBX services.

DBS’s revenues are primarily derived from the sale of subscriptions for its multi-channel satellite broadcast services. DBS offers approximately 150 different video channels (of which 20 are pay per view channels and 10 are High Definition channels) and 20 radio channels, 30 music channels and interactive services. Revenue from subscriptions is recognized ratably over the contract period, which is generally one to 12 months. As of August 21, 2009, the value of Bezeq’s investment in DBS was estimated by an independent assessor to be approximately NIS 1.145 to 1,234 billion and Bezeq estimated its investment at NIS 1.175 billion. Based on the estimates, Bezeq recognized a profit of approximately NIS 1.5 billion in its financial statements for the year ended December 31, 2009.

Bezeq also includes a category of “Other” in its consolidated financial statements, which mainly includes customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund, a 71.55% investment in Walla! Communications Ltd., or Walla!, a popular Israeli provider of Internet and portal services, whose shares were listed on the TASE until April 2012, at which time Bezeq completed a tender for all of the shares of Walla! held by the public.

Significant Costs and Expenses

Depreciation and Amortization. Prior to the sale of our legacy communications business, our depreciation and amortization expenses primarily related to our legacy communications business network equipment and capacity.  Subsequent to B Communication’s acquisition of the controlling interest in Bezeq, we adopted Bezeq’s policies regarding the depreciation and amortization expenses related to its communications business network equipment and capacity.  Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs and amortization of purchased intangibles. We expect that depreciation and amortization expenses will increase on an absolute basis as Bezeq continues to expand its technology infrastructure but will decline as a percentage of revenue over time.

Salaries. Salaries include salary costs, social, statutory and employment benefits, and commissions of all our employees. The Bezeq Group’s salary expenses primarily consist of operating and general and administrative salaries, benefits, stock-based compensation and incentive compensation.

General and Operating Expenses.  General and operating expenses relating to our legacy Communications Business consisted primarily of costs of network services, facilities costs, costs of connecting local telephone lines into points of presence, international termination costs, the use of third party networks and leased lines and other regional network operations centers, telecommunication services expenses related to traditional voice services, agreements with several international carriers, building maintenance, services and maintenance by sub-contractors, vehicle maintenance expenses, royalties to the State of Israel and collection fees. The Bezeq Group’s general and operating expenses primarily consist of cellular telephone expenses, general expenses including outside consulting, legal and accounting services, materials and spare parts, building maintenance, services and maintenance by sub-contractors, international communication expenses, vehicle maintenance expenses, royalties paid to the State of Israel and collection fees.

Other operating expenses. Other operating expenses primarily include provision for severance pay on early retirement, capital gains from the sale of property, plant and equipment, provisions for contingent liabilities and loss from copper forward contracts.

Finance Expense. Historically, our finance expense includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest charged on loans from banks.  We also incurred interest expense attributable to our debentures and the debentures of B Communications. We also incurred interest expense attributable to the loans B Communications incurred to facilitate the funding of its acquisition of the controlling interest in Bezeq. Bezeq’s financing expenses primarily consist of interest expenses for Bezeq’s financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses.

Income Tax. Income tax expense is comprised of current and deferred tax.  Bezeq recognizes current and deferred tax expense in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.  Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.  Our assessment considers that deferred tax is recognized using the statements of financial position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. under our assessment deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.  A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The applicable Israel company income tax rate for 2009 was 26% and it declined to 25% in 2010 and 24% in 2011. Under the Income Tax Ordinance the tax rate was scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  However, at the end of 2011 the Knesset passed an amendment to the Income Tax Ordinance pursuant to which the gradual reduction in the tax rate was abolished and the 2010 corporate tax rate of 25% was reinstated for an indefinite period, commencing on January 1, 2012.

Results of Operations

The following table sets forth our results of operations in NIS in thousands and as a percentage of revenues for the three years ended December 31, 2011 (IFRS):

	Year ended December 31,
	2009		2010		2011
	NIS	%	NIS	%	NIS	%
Revenues	1,243	100	8,732	100%	11,376	100%
Depreciation and amortization	99	7.9%	2,295	26.3%	2,984	26.2%
Salaries	171	13.8%	1,500	17.2%	2,122	18.7%
General and operating expenses	811	65.2%	3,711	42.5%	4,468	39.3%
Other operating expenses (income),net	2	0.2%	(3)	.03%	323	2.8%
Operating income	160	12.9%	1,229	14.1%	1,479	13.0%
Finance expense	134	10.8%	716	8.2%	1,077	9.5%
Finance income	(132)	(10.6)%	(327)	(3.7)%	(497)	(4.4)%
Income after financing expenses (income), net	158	12.7%	840	9.6%	899	7.9%
Share of losses in equity-accounted investee	-	0%	235	2.7%	216	1.9%
Income before income tax	158	12.7%	605	6.9%	683	6.0%
Income tax	58	4.7%	385	4.4%	653	5.7%
Income for the year	100	8%	220	2.5%	30	0.3%
Income (loss) attributable to owners of the Company	62	5%	(209)	(2.4)%	(266)	(2.3)%
Income attributable to non-controlling interest	38	3%	429	4.9%	296	2.6%
Income for the year	100	8%	220	2.5%	30	0.3%
Basic earnings (loss) per share	3.39		(11.11)		(13.56)
Diluted earnings (loss) per share	3.39		(11.23)		(13.60)

The following three tables provide summary financial information regarding the operating results of the  individual operating segments of the Bezeq Group and on a consolidated basis during  the years ended December 31, 2011, 2010 and 2009:

2011:

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
Total revenues:
From externals	4,371	5,454	1,288	1,619	236	(1,619)	11,349
From other segments of operation in the corporation	277	94	66	-	41	(454)	24
Total revenues	4,648	5,548	1,354	1,619	277	(2,073)	11,373
Total costs attributable to:
Variable costs attributable to segment of operation*	1,162	2,214	652	543	116	-	-
Fixed costs attributable to segment of operation*	1,791	1,974	461	781	158	-	-
Total costs	2,953	4,188	1,113	1,324	274	(1,758)	8,094
Costs that do not constitute revenue in another segment of operation	2,837	3,985	984	1,309	259	(1,308)	8,066
Costs that constitute revenues of another segment of operation	116	203	129	15	15	(450)	28
Total costs	2,953	4,188	1,113	1,324	274	(1,758)	8,094
Profit from operating activities attributable to owners of the Company	1,695	1,360	241	147	2	(163)	3,282
Profit from operating activities attributable to rights that do not grant control	-	-	-	148	1	(152)	(3)
Total assets attributable to operations at December 31, 2011	9,202	5,404	1,260	1,282	314	(2,373)	15,089
Total liabilities attributable to segment of operation at December 31, 2011	13,529	2,255	439	4,932	272	(6,821)	14,606

*
The Group companies that are companies providing services (as opposed to manufacturing companies) do not manage a dedicated pricing system that differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output. (On this matter, for the definition of fixed costs and variable costs in the notes to the tables in section 1.5, it is clarified that "short term" means a period of up to one year.)

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

2010:

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Total revenues:
From externals	4,990	5,474	1,333	1,578	178	(1,578)	11,975
From other segments of operation in the corporation	273	258	47	5	32	(603)	12
Total income	5,263	5,732	1,380	1,583	210	(2,181)	11,987
Total costs attributable to:
Variable costs attributable to segment of operation*	1,414	2,311	668	553	97	-	-
Fixed costs attributable to segment of operation*	1,806	2,038	392	852	99	-	-
Total costs	3,220	4,349	1,060	1,405	196	(1,987)	8,243
Costs that do not constitute revenue in another segment of operation	2,957	4,145	926	1,393	194	(1,377)	8,238
Costs that constitute revenue of another segment of operation	263	204	134	12	2	(610)	5
Total costs	3,220	4,349	1,060	1,405	196	(1,987)	8,243
Profit from ordinary operations attributable to owners of the Company	2,043	1,383	320	88	11	(104)	3,741
Profit from ordinary operations attributable to rights that do not grant control	-	-	-	90	3	(90)	3
Total assets attributable to operations at December 31, 2010	6,352	4,892	1,032	1,243	375	338	14,238
Total liabilities attributable to segment of operation at December 31, 2010	7,964	1,930	304	4,665	241	(6,236)	8,868

*
The Group companies that are companies providing services (as opposed to manufacturing companies) do not manage a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

2009:

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
	NIS millions
Total revenues:
From externals	5,039	5,130	1,273	1,529	54	(1,529)	11,496
From other segments of operation in the corporation	264	246	45	1	20	(553)	23
Total income	5,303	5,376	1,318	1,530	74	(2,082)	11,519
Total costs attributable to:
Variable costs attributable to segment of operation*	1,774	2,153	635	498	47	-	-
Fixed costs attributable to segment of operation*	2,006	2,033	422	784	23	-	-
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Costs that do not constitute revenues in another segment of operation	3,543	4,003	934	1,259	66	(1,259)	8,546
Costs that constitute revenues in other segments of operation	237	183	123	23	4	(569)	1
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Profit from ordinary operations attributable to owners of the Company	1,523	1,190	261	123	5	(130)	2,972
Profit from ordinary operations attributable to rights that do not grant control	-	-	-	125	(1)	(125)	(1)
Total assets attributable to operations at December 31, 2009	6,368	4,990	1,106	1,206	85	186	13,941
Total liabilities attributable to segment of operation at December 31, 2009	6,390	2,440	404	4,314	22	(6,167)	7,403

*
The Group companies that are companies providing services (as opposed to manufacturing companies) do not manage a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2011

Revenues. Our revenues increased by 30% from NIS 8.7 billion for the year ended December 31, 2010 to NIS 11.4 billion (approximately $3.0 billion) for the year ended December 31, 2011.  The increase was primarily due to the consolidation of Bezeq’s operations into our financial statements for a full year.

 Bezeq’s consolidated revenues decreased by 5% to NIS 11.4 billion for the year ended December 31, 2011 from NIS 12 billion for the year ended December 31, 2010.  The decrease was primarily due to the decrease in the revenues of its domestic fixed-line communications segment.

Bezeq’s domestic fixed-line communications segment revenues in 2010 amounted to NIS 5.3 billion compared with NIS 4.6 billion in 2011, a decrease of 11.7%. The decrease in the segment’s revenues stemmed mainly from a NIS 560 million decrease in revenue from interconnect fees to the cellular networks (with a corresponding decrease in the expense) due to the lower interconnect fee tariffs that were effective January 1, 2011.  There was also a decline in telephony revenues in 2011, mainly as a result of an erosion in revenue per telephone line. The decrease was moderated by a rise in revenue from high-speed Internet, largely as a result of increased revenue per subscriber against a backdrop of upgraded surfing speeds and an increase in sales of home networks, as well as from a slight increase in the number of Internet subscribers. There was also an increase in revenue from data communications.

Pelephone’s revenues in 2010 amounted to NIS 5.7 billion compared with NIS 5.5 billion in 2011, a decrease of 3.5%. Revenue from services (including value added services) amounted to NIS 4.6 billion in 2010 compared with NIS 3.6 billion in 2011, an decrease of  20.1%. The decrease in revenue from services was primarily due to lower interconnect fee tariffs and accounted for NIS 809 million of the revenue. In addition, competition intensified in 2011 among the cellular companies, which led to an erosion of tariffs for both new customers and for existing customers as part of the efforts to retain them. This erosion is reflected in a further decline in average revenue per user, or ARPU. Revenue from the sale of terminal equipment in 2010 amounted to NIS 1.2 billion, compared with NIS 1.9 billion in 2011, an increase of 61.7%. The increase is primarily due to an increase in the sales and upgrade prices of terminal equipment, and from an increase in the number of sales and upgrades of smartphones.

Bezeq International’s revenues in 2010 amounted to NIS 1.38 billion compared with NIS 1.35 billion in 2011, a decrease of 1.9%. The decrease in revenue is primarily due to a decrease in the number of outgoing and incoming minutes throughout the market, a market-wide trend, and a decrease in call transfers between communications carriers worldwide and in sales activity in private exchanges (PBX). Conversely there was an increase in Internet revenues as a result of an increase in the number of customers and from growth in integration activities (IT and communications solutions for businesses).

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 2.3 billion for the year ended December 31, 2010 compared to NIS 3.0 billion (approximately $781 million) for the year ended December 31, 2011, an increase of approximately 30.0%. The increase was primarily due to our consolidation of Bezeq’s results of operations for a full year. The amortization with respect to the purchase price allocation relating to the Bezeq transaction for the years ended December 31, 2010 and 2011 was NIS 1.3 billion and NIS 1.6 billion, respectively.

Bezeq recorded depreciation and amortization expenses of NIS 1.4 billion for the year ended December 31, 2010 compared to NIS 1.4 billion for the year ended December 31, 2011, a decrease of approximately 1%. The decrease reflected a decrease in depreciation and amortization in the cellular segment.

Bezeq’s fixed-line domestic communications segment depreciation and amortization expenses in 2010 amounted to NIS 690 million compared with NIS 688 million in 2011, reflecting an increase in depreciation expenses relating to its investment in the NGN project, offset by a decrease in depreciation and amortization expenses due to the end of depreciation of other property, plant and equipment.

Pelephone’s depreciation and amortization expenses in 2010 amounted to NIS  601 million compared to NIS 561 million in 2011, a decrease of 6.7%.  In 2011, Pelephone completed its depreciation of certain items of property, plant and equipment, primarily relating to its CDMA network, which was partially offset by an increase in depreciation on new investments.

Bezeq International’s depreciation and amortization expenses in 2010 amounted to NIS 94 million compared with NIS 109  million in 2011, an increase of 16%. The increase is attributable to an increase in intangible assets (mainly subscriber acquisition, software and development expenses) and an increase in property, plant and equipment.

Salaries. Salaries increased by 40% from NIS 1.5 billion for the year ended December 31, 2010 to NIS 2.1 billion (approximately $550 million) for the year ended December 31, 2011, due to our consolidation of Bezeq’s results of operations for a full year.  Bezeq’s consolidated salary expenses in 2011 amounted to NIS 2.1 billion compared to NIS 2.0 billion in the prior year, an increase of 3.9%.  The increase is attributable to the consolidation of Walla! results in the financial statements of the Group for the full year in 2011 and from an increase in the salary expense in the Bezeq's segments.

Bezeq’s fixed-line domestic communications segment salary expenses were approximately NIS 1.1 billion in both 2011 and 2010.

Pelephone’s salary expenses in 2010 amounted to NIS 590 million compared with NIS 602 million in 2011, an increase of 2%. The increase in salary expenses is primarily attributable to an increase in incentives, an increase on account of temporary employees and a decrease in salary capitalizations on account of subscriber acquisition.

Bezeq International’s salary expenses in 2010 amounted to NIS 248 million compared with NIS 265 million in 2011, an increase of 6.9%. Most of the increase is on account of an increase in the number of workers employed in integration activities, along with an increase in revenues from those activities.

General and Operating Expenses. Our general and operating expenses increased by 20% from NIS 3.7 billion  for the year ended December 31, 2010  to NIS 4.5 billion (approximately $ 1.2 billion) for the year ended December 31, 2011 due to our consolidation of Bezeq’s results of operations for a full year.

Bezeq’s consolidated general and operating expenses amounted to NIS 5.0 billion in the year ended December 31, 2010 compared to NIS 4.5 billion in the year ended December 31, 2011, a decreased of 11.3%. Most of the decrease is attributable to the domestic fixed-line communications segment and the cellular telephony segment, due to a decrease in interconnects fee expenses. The decrease was offset in part by an increase in the cost of the sale of terminal equipment in the cellular segment.

Bezeq’s fixed-line domestic communications segment general and operating expenses in 2010 amounted to NIS 1.6 billion compared with NIS 1.1 billion in 2011, a decrease of 33.3%. The decrease is attributable to a decline in revenue from interconnect fees to the cellular networks (with a corresponding and similar decrease in revenue from interconnect fees from the cellular networks) since the tariffs were lowered.  Royalty expenses also increased due to a rise in the rate from 1% in 2010 to 1.75% in 2011. This increase was offset by a decrease in vehicle maintenance expenses.

Pelephone's general and operating expenses in 2010 amounted to NIS 3.2 billion compared to NIS 3.0 billion in 2011, a decrease of 4.2%.  The decrease is attributable to a decrease in the cost of services, mainly call completion costs as a result of a NIS 591 million decrease in interconnect fees, which was substantially offset by an increase in the cost of selling terminal equipment, largely due to the rise in terminal equipment prices and an increase in the number of handsets sold and upgraded.

Bezeq International’s general and operating expenses in 2010 amounted to NIS 781 million compared with NIS 739 million in 2011, a decrease of 5.4%. The decrease is primarily attributable to the decrease in revenues in this segment.

Other Operating Expenses, net.  We had other operating income, net of NIS 3 million in the year ended December 31, 2010 compared to other operating expenses, net of NIS 323 million (approximately $85 million) in the year ended December 31, 2011. The increase in other operating expenses is primarily attributable to the increase in the provision for severance pay with respect to employee early retirement from NIS 36 million in the year ended December 31, 2010 to NIS 361.5 million (approximately $100 million) in the year ended December 31, 2011.

Bezeq's other operating expenses, net, in 2011 amounted to NIS 139 million compared to a other operating income of NIS 216 million in 2010.  The transition from income to expense is attributable to its NIS 361.5 million provision on account of severance for early retirement in 2011. The increase was offset in part mainly by an increase in capital gains from the sale of copper and profits from forward transactions in copper.

Finance Expense. Finance expense increased by 50% from NIS 716 million for the year ended December 31, 2010 to NIS 1.1 billion ($282 million) for the year ended December 31, 2011. The increase is primarily due to our consolidation of Bezeq’s results of operations for a full year and the impact of a full year’s financing expenses of  NIS 304 million ($80 million) associated  with the incurrence of NIS 5.1 billion of  bank debt by  B Communications in connection with its purchase of the  Bezeq controlling interest. In addition, we incurred additional finance expenses of NIS 79 million ($21 million) with respect to our debentures and those of B Communications.

Bezeq’s consolidated finance expenses increased from NIS 391 million in the year ended December 31, 2010 to NIS 599 million in the year ended December 31, 2011, an increase of 53%. The increase is primarily attributable to an increase in the amount of bank credit at fixed and variable shekel interest rates, from finance expenses on account of the revaluation of Bezeq’s liability to distribute a special dividend that is not payable out of profits, and from an increase in interest and linkage difference expenses related to debentures issued in 2011. The increase in finance expenses was primarily attributable to an increase in the finance expenses of Bezeq’s domestic fixed-line communications segment from NIS 90 million in 2010 to NIS 240 million in 2011 and was partially offset by a decrease in finance expenses in the cellular segment.

Finance Income. Finance income increased by 52% from NIS 327 million for the year ended December 31, 2010 to NIS 497 million ($130 million) for the year ended December 31, 2011.  The increase was primarily due to our consolidation of Bezeq’s results of operations for a full year.

Bezeq’s consolidated finance income in 2011 increased from NIS 282 million in the year ended December 31, 2010 to NIS 402 million in the year ended December 31, 2011, an increase of 43%.  The increase in finance income was primarily attributable to income from investments in monetary funds and deposits and interest from shareholder loans to DBS.

Income Tax. Income tax expenses increased from NIS 385 million for the year ended December 31, 2010 to NIS 653 million (approximately $171 million) for the year ended December 31, 2011.  The increase is primarily attributable to one-time adjustment in the amount of NIS 295 million (approximately $77 million) related to the deferred taxes that we allocated with respect to the Bezeq purchase price allocation. The adjustment was required because of changes in the Israeli tax rate enacted on December 5, 2011, including the cancellation of tax reductions that had been provided in the Economic Efficiency Law, resulting in the increase in the company tax rate in Israel to 25% beginning in 2012.

Bezeq’s income tax expenses in 2011 amounted to NIS 768 million, representing 24.9% of its profit after net finance expenses, compared with NIS 932 million in 2010, representing 25.6% of its profit after net finance expenses. The decrease in the percentage of tax after net finance expenses is due to the lower corporate tax (which declined from 25% in 2010 to 24% in 2011) and from a decrease in the tax expenses in the fourth quarter of 2011, primarily due to the revision of the deferred tax expenses in view of the imminent rise in the tax rate. The decrease was modified by unrecognized expenses, mainly share-based payments and finance expenses on account of a revaluation of the liability to distribute a dividend that does not pass the profit test.

Loss Attributable to the Owners of our Company. Loss attributable to the owners of our company was NIS 209 million for the year ended December 31, 2010 compared to a loss of NIS 266 million (approximately $69 million) for the year ended December 31, 2011. The loss is primarily attributable to our consolidation of Bezeq’s results of operations for a full year and the onetime tax adjustment mentioned above.

Income Attributable to our Non-Controlling Interests.  Income attributable to our non-controlling interests was NIS 429 million for the year ended December 31, 2010  compared to NIS 296 million (approximately $77 million) for the year ended December 31, 2011 as a result of our consolidation of Bezeq’s results of operations for the full year.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2010

Revenues. Our revenues increased by 638.0% from NIS 1.2 billion for the year ended December 31, 2009 to NIS 8.7 billion for the year ended December 31, 2010, due to our consolidation of Bezeq’s results of operations from April 14, 2010.

Bezeq’s consolidated revenues amounted to NIS 12.0 billion for the year ended December 31, 2010.  The increase was primarily due to the increase in the revenues of its cellular communications segment. Bezeq’s domestic fixed-line communications segment revenues in the year ended December 31, 2010 amounted to NIS 5.3 billion. Pelephone’s revenues in the year ended December 31, 2010 amounted to NIS 5.7 billion. Bezeq International’s revenues in the year ended December 31, 2010 amounted to NIS 1.4 billion.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 98 million for the year ended December 31, 2009. As a result of our consolidation of the operations of Bezeq into our financial statements, and following our purchase price allocation process, we incurred NIS 2.3 billion of depreciation and amortization expenses for the year ended December 31, 2010, an increase of approximately 2,240%. The increase was primarily due to our consolidation of Bezeq’s results of operations as of April 14, 2010 and the determination of our legacy Communication Business as “held for sale” in connection with the sale of such business as of January 1, 2010 (which caused us to cease depreciating and amortizing such assets from October 25, 2009).

Bezeq recorded depreciation and amortization expenses of NIS 1.4 billion for the year ended December 31, 2010, including NIS 690 million of depreciation and amortization expenses of its fixed-line domestic communications segment.  Bezeq recorded depreciation and amortization expenses of NIS 1.5 billion for the year ended December 31, 2009.  Pelephone’s depreciation and amortization expenses in 2010 amounted to NIS 601 million. Bezeq International’s depreciation and amortization expenses in 2010 amounted to NIS 94 million.

Salaries. Salaries increased from NIS 158 million for the year ended December 31, 2009 compared to NIS 1.5 billion for the year ended December 31, 2010 due to our consolidation of Bezeq’s results of operations from April 14, 2010.

Bezeq’s consolidated salary expenses amounted NIS 2.0 billion in the year ended December 31, 2010, which included NIS 1.1 billion of salary expense of fixed-line domestic communications segment. Pelephone’s salary expenses in 2010 amounted to NIS 590 million and Bezeq International’s salary expenses in 2010 amounted to NIS 248 million.

General and Operating Expenses. Our general and operating expenses increased from NIS 749 million for the year ended December 31, 2009 to NIS 3.6 billion for the year ended December 31, 2010 due to our consolidation of Bezeq’s results of operations from April 14, 2010.

Bezeq’s consolidated general and operating expenses amounted to NIS 5.0 billion in the year ended December 31, 2010, which included NIS 1.6 billion of general and operating expenses of its fixed-line domestic communications segment.  Pelephone’s general and operating expenses in 2010 amounted to NIS 3.2 billion and Bezeq International’s operating and general expenses in 2010 amounted to NIS 781 million.

Other Operating Expenses. Other operating expenses increased by 150% from NIS 2 million for the year ended December 31, 2009 to NIS 5 million (approximately $1 million) for the year ended December 31, 2010. The increase is primarily attributable to our consolidation of Bezeq’s results of operations from April 14, 2010.

In 2010 Bezeq had other operating income, net of NIS 158 million due to capital gains from the sale of copper assets, a decrease in retirement expenses for early retirement severance pay and a decrease in provisions for legal claims.

Finance Expense. Finance expense increased by 1,124% from NIS 49 million for the year ended December 31, 2009 to NIS 600 million for the year ended December 31, 2010. The increase is primarily attributable to our consolidation of Bezeq’s results of operations from April 14, 2010, the interest paid on the NIS 5.1 billion of bank loans we incurred to purchase our controlling interest in Bezeq and the interest paid on the NIS 400 million  of Series B debentures that we sold in September 2010. Bezeq’s financing expenses in the year ended December 31, 2010 amounted to NIS 391 million.

Finance Income. Finance income increased from NIS 85 million for the year ended December 31, 2009 to NIS 313 million for the year ended December 31, 2010. The increase is primarily attributable to our consolidation of Bezeq’s results of operations from April 14, 2010. Bezeq’s financing income in the year ended December 31, 2010 amounted to NIS 282 million.

Income Tax. Income tax expense increased from NIS 55 million for the year ended December 31, 2009 to NIS 385 million for the year ended December 31, 2010. The increase is primarily attributable to our consolidation of Bezeq’s results of operations from April 14, 2010 and income taxes payable as a result of the purchase price allocation relating to the Bezeq acquisition.  Bezeq’s income tax expenses in the year ended December 31, 2010 amounted to NIS 932 million, representing 27.6% of its pre-tax profit.

Income (Loss) Attributable to the Owners of our Company. Income attributable to the owners of our company was NIS 147 million for the year ended December 31, 2009 compared to a loss of NIS 140 million for the year ended December 31, 2010. The loss is primarily attributable to our consolidation of Bezeq’s results of operations from April 14, 2010.

Income Attributable to our Non-Controlling Interests.  Income attributable to our non-controlling interests was NIS 463 million for the year ended December 31, 2010, as a result of our consolidation of Bezeq’s results of operations from April 14, 2010. Profit attributable to the owners of Bezeq was NIS 2.4 billion in the year ended December 31, 2010.

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

Impact of Currency Fluctuations and Inflation

Although the majority of our revenues and expenses are denominated in NIS, we are subject to risks caused by fluctuations in the exchange rate between the NIS and the U.S. dollar.

The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the depreciation or appreciation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation) rate %	Israeli inflation adjusted for depreciation (appreciation) %

2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.71)	15.1
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)

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

During 2011, the NIS appreciated against the U.S. dollar, which resulted in a decrease in the NIS value of our U.S. dollar revenues and expenses.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income.  The applicable income tax rate for 2009 was 26% and it declined to 25% in 2010 and 24% in 2011.  Under the Income Tax Ordinance the tax rate was scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  However, at the end of 2011 the Knesset passed an amendment to the Income Tax Ordinance pursuant to which the gradual reduction in the tax rate was abolished and the 2010 corporate tax rate of 25% was reinstated for an indefinite period, commencing on January 1, 2012.

As of December 31, 2011, we had tax loss carryforwards in the amount of NIS 254 million ($66 million) compared to NIS 173 as of December 31, 2010. Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

Conditions in Israel

We are incorporated, based in and derive substantially all of our revenues from markets within the State of Israel. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Operations in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

Israel and the European Union Community concluded a Free Trade Agreement in July 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which included a refinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

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

Recently Issued Accounting Standards

In December 2011, the IASB published IFRS 9, Financial Instruments, or IFRS 9.  IFRS 9 is a comprehensive project to replace IAS 39, Financial Instruments: Recognition and Measurement, or IAS 39, and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities. In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. This Standard is effective for annual periods beginning on or after January 1, 2015. Early application is permitted, subject to disclosure and subject to parallel adoption of other IFRSs set out in the appendix to the Standard. The Standard is to be applied retrospectively other than in a number of exceptions. The Group is examining the effects of adopting the Standard on the financial statements. We have not yet begun to assess the effects of adopting IFRS 9 in our financial statements.

In May 2011, the IASB published IFRS 10, Consolidated Financial Statements, or IFRS 10.  IFRS 10 introduces a model that requires applying judgment and analyzing all the relevant facts and circumstances for determining who has control and is required to consolidate the investee. This is reflected in, among other things, the need to understand the design and purpose of an investee and the need to take into account evidence of power. Furthermore, the model explicitly requires identifying the investee’s activities as part of the control assessment.  IFRS 10 introduces a single control model that is to be applied to all investees, both those presently in the scope of IAS 27 and those presently in the scope of SIC-12.  De facto power should be considered when assessing control. This means that the existence of de facto control could require consolidation. When assessing control, all “substantive” potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered.  IFRS 10 provides guidance on the determination of whether a decision maker is acting as an agent or as a principal when assessing whether an investor controls an investee. IFRS 10 provides guidance on when an investor would assess power over portion of the investee (silos), that is over specified assets of the investee. IFRS 10 also provides a definition of protective rights.  The exposure to risk and rewards of an investee does not, on its own determine that the investor has control over an investee, rather it is one of the factor of control analysis. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted provided that the entire consolidation suite is adopted at the same time.  We have not yet begun to assess the effects of adopting IFRS 10 in our financial statements.

In May 2011, the IASB published IFRS 11, Joint Arrangements, or IFRS 11, which replaces the requirements of IAS 31 Interests in Joint Ventures, or IAS 31, and amends part of the requirements in IAS 28 Investments in Associates.  IFRS 11 defines a joint arrangement as an arrangement over which two or more parties have joint control. Joint arrangements are divided into two types: a joint operation and a joint venture.    The key changes from current guidance are as follows:

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

IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time.  We have not yet begun to assess the effects of adopting IFRS 11 in our financial statements.

In May 2011, the IASB published IFRS 12, Disclosure of Involvement with Other Entities, or IFRS 12, which contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities.  Structured entities are entities that are designed so that voting or similar rights are not the dominant factor in deciding who controls the entity (Special Purpose Entities under current guidance are likely to meet the definition of structured entities). The definition of rights in IFRS 12 is broad and includes contractual and/or non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The purpose of the new disclosure requirements is to enable the users of the financial statements to understand the nature and the risks associated with its interests in other entities, and to understand the effect of such interests on the entity’s financial position, results of operations and cash flows. This is reflected in broad and extensive disclosure requirements, including among other: significant judgments and assumptions made in determining the nature of interests in entities and arrangements, interests in subsidiaries, interests in joint arrangements and in associates and interests in structured entities. IFRS 12 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time. Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.  We have not yet begun to assess the effects of adopting IFRS 12 in our financial statements.

In May 2011, the IASB published IFRS 13, Fair Value Measurement, or IFRS 13, which replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exception to fair value measurement that currently exist in certain standards.  IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share-based payment transactions within the scope of IFRS 2 and leasing transactions within the scope of IAS 17.  IFRS 13 does not apply to measurements that are similar to but not fair value (such as net realizable value and value in use). IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. We have not yet begun to assess the effects of adopting IFRS 13 in our financial statements.

In June 2011, the IASB published an amendment to IAS 19, Employee Benefits, which includes a number of revisions to accounting guidelines for employee benefits. The amendment is effective retrospectively for annual periods commencing on or after January 1, 2013. Early adoption is permitted provided that disclosure is provided. We are examining the effect of adopting the amendment in our financial statements.

In December  2011, the IASB published an amendment IAS 32, Financial Instruments: Presentation, or IAS 32, and an amendment to IFRS 7, Financial Instruments: Disclosure, Regarding Transfers of Financial Assets and Liabilities, or IFRS 7, that clarifies conditions that can offset financial assets and liabilities in the statement of financial position and determines that an entity has an immediate enforceable legal right to offset the amounts recognized, if this right is not conditional on a future event and is enforceable during the normal course of business as well as in the event of insolvency or bankruptcy. The amendment to IFRS 7 introduces new disclosure requirements for financial assets and liabilities that were offset in the statement of financial position. The amendment to IAS 32 will be applied retrospectively for annual periods beginning on or after January 1, 2014. Early adoption is permitted, subject to the conditions that were determined. The amendment to IFRS 7 will be applied retrospectively for annual periods beginning on or after January 1, 2013. We are examining the effect of adopting these amendments in our financial statements.

B.	Liquidity and Capital Resources

Historically we funded our operations principally from cash flows from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999.

In April 2005, we completed an offering of NIS 220 million of convertible debentures and warrants, in Israel, exclusively to Israeli residents. The debentures are to be repaid during the period April 2008 through April 2015, and are traded on the TASE. The interest rate of these debentures is 4%. The debentures are convertible into ordinary shares at a conversion price of NIS 50. Due to the significant increase in our share price in 2010, NIS 75.9 million ($21.4 million) of such convertible debentures were converted into 1,518,008 of our ordinary shares during 2010.  The warrants to purchase up to 2.5 million of our ordinary shares were exercised in full prior to October 15, 2007, their expiration date. Our proceeds from the exercise of such warrants totaled NIS 104 million. The proceeds were used for general corporate purposes including working capital. On January 28, 2008, our Board of Directors authorized the repurchase of up to NIS 112 million of the convertible debentures.  As of December 31, 2011, we had repurchased approximately NIS 11 million of our convertible debentures under the program at a total purchase price of approximately NIS 11.6 million, or an average price of NIS 1.05 per bond. As of December 31, 2011, NIS 181 million ($47 million) of the debentures had been converted into 4,139,534 ordinary shares and NIS 0.4 million (approximately $ 0.1) of such convertible debentures were outstanding.

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

On December 9, 2009 and 24, 2009, we completed private placement of NIS 300 million and NIS 100 million of Series B debentures that were made exclusively to institutional investors in Israel... Both of the private placements were carried out as an increase to the Series B debentures that we issued in September 2007 and the terms of the additional Series B debentures issued in December 2009 are identical to those of the Series B debentures issued in September 2007.

On November 29, 2007 and July 7, 2008, our Board of Directors authorized the repurchase of up to an aggregate of NIS 140 million of our ordinary shares under two repurchase programs. As of December 31, 2009, we had repurchased 5,481,859 ordinary shares under the two programs at a total purchase price of NIS 140 million, or an average price of NIS 25.3 per share, and the two programs were completed. In March 2010, our Board of Directors authorized a third repurchase program, for the repurchase of up to an additional NIS 30 million (approximately $8.5 million) of our ordinary shares in the open market from time to time at prevailing market prices. On June 22, 2010, our Board of Directors authorized an increase in the third repurchase program to up to NIS 44 million. As of December 31, 2011, we had repurchased 330,756 ordinary shares under the third program at a total purchase price of approximately NIS 30 million ($7.8 million), or an average price of NIS 90.7 ($23.7) per share.

On September 28, 2010, we completed the public offering in Israel of NIS 170 million of our Series C Debentures. The Series C Debentures are payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and pay interest at a fixed annual rate of 4.45%, as determined by the public tender, which is payable semi-annually on March 10 and September 10 of each of the years 2011 through 2019 (the last interest payment is payable on March 10, 2019). The Series C Debentures are NIS denominated and are not linked to the Israeli CPI. The Series C Debentures contain standard terms and conditions and are unsecured, non-convertible and do not restrict our ability to issue any new series of debt instruments or distribute dividends in the future. The Series C Debentures are listed for trading on the Tel Aviv Stock Exchange.  The net proceeds from the public offering, after deduction of arranger’s fees, early commitment fees and other expenses and commissions, were approximately NIS 169 million. On September 21, 2010, Midroog Ltd. announced that it assigned its "A3" rating (local scale) to unsecured debentures to be issued by our company, which include the Series C Debentures.

On December 16, 2010, we completed a private placement of NIS 148 million principal amount of Series C Debentures to certain institutional investors in Israel in exchange for approximately NIS 125 million principal amount of our outstanding Series B Debentures (or approximately 19% of the outstanding Series B Debentures), reflecting an exchange ratio of 1:1.188 (NIS 1.188 principal amount of Series C Debentures for NIS 1 principal amount of Series B Debentures). The private placement was structured as an increase to the outstanding Series C Debentures. As of December 31, 2011, approximately NIS 423 million ($111 million) in aggregate principal amount of the Series B Debentures remained outstanding. The Series B Debentures continue to trade on the Tel Aviv Stock Exchange.

Midroog Ltd. awarded the newly issued Series C Debentures an A3 stable rating, the same rating that was awarded to the Series C Debentures when initially issued in September 2010.  it's ok In awarding the new debentures an A3 stable rating; Midroog cited the following factors, among others: (i) B Communications’ holding of the controlling interest in Bezeq, the leading player in the Israeli communications market, which has an Aa1 stable rating; and (ii) the financing structure for the acquisition of the Bezeq interest.

On February 28, 2011, we completed a private placement of NIS 130 million ($36.6 million) of our Series C Debentures to a number of Israeli institutional investors. The private placement was carried out as an increase to our outstanding Series C Debentures.  The offering price in the private placement was NIS 1.0275 per debenture, which represented a yield of 4.2%. The aggregate proceeds were approximately NIS 133.6 million ($37.6 million).The terms of the newly issued Series C Debentures were identical to the terms of Series C Debentures issued in September 2010. The newly issued Series C Debentures are listed on the Tel Aviv Stock Exchange and Midroog Ltd, announced that it assigned its "A3" rating (local scale) for the new Series C Debentures which were issued in the transaction.

On December 27, 2011 and on January 2, 2012, we completed private placements of NIS 65 million ($18 million) and NIS 14 million ($3.7 million), respectively, of our Series C Debentures. The private placements were carried out as an increase to our outstanding Series C Debentures.  The private placements were offered to a number of Israeli institutional investors pursuant to Regulation S under the Securities Act. The newly issued Series C Debentures are listed on the Tel Aviv Stock Exchange and their terms are identical to the terms of the Series C Debentures issued in September 2010.

As of December 31, 2010 and 2011, we had on a consolidated basis cash and cash equivalents as well as marketable securities of NIS 1.4 billion and NIS 3.0 billion (approximately $784 million), respectively, and we had consolidated working capital of NIS 456 million at December 31, 2010 and NIS 1.9 billion  (approximately $497 million) at December 31, 2011.

We made capital expenditures of NIS 1.9 billion (approximately $507 million) in the year ended December 31, 2011 and NIS 1.3 billion in the year ended December 31, 2010.  The capital expenditures in 2011 were primarily for the development of Bezeq Group’s communications infrastructure in the amount of NIS 1.6 billion and for investments in intangible assets and deferred expenses in the amount of NIS 355 million.  The increase in capital expenditures in 2011 was primarily due to our consolidation of Bezeq’s results of operations for the full year.

Bezeq’s Dividend Distributions

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

On April 8, 2010, Bezeq’s shareholders approved the distribution of a dividend of NIS 0.9170679 per share (a total of approximately NIS 2.45 billion) to Bezeq shareholders of record on April 15, 2010, which was paid on May 3, 2010.  We received NIS 750 million in connection with such dividend distribution.

On September 12, 2010, Bezeq’s shareholders approved the distribution of a dividend of NIS 0.4780459 per share (a total of approximately NIS 1.28 billion) to Bezeq shareholders of record on September 20, 2010 which was paid on October 7, 2010.  We received NIS 390 million in connection with such dividend distribution.

On March 31, 2011, Bezeq received an approval from the Tel Aviv District Court for a NIS 3 billion distribution which will be distributed to Bezeq's shareholders in six equal, semi-annual payments during the period 2011-2013.  The approval was obtained pursuant to a shareholder approval at the Bezeq General Meeting of Shareholders.  The court approval was required as the amount of the distribution exceeds Bezeq’s accounting profits according to its financial statements.  The first distribution of NIS 0.5 billion, was announced on March 31, 2011 and was made on May 19, 2011.  We received approximately NIS 157 million with respect to such distribution.

On April 13, 2011, the general meeting of the shareholders of Bezeq approved the distribution of a cash dividend to its shareholders of NIS 1,163 million, which on the record date for the distribution (May 4, 2011) represented NIS 0.4305716 per share. The dividend was paid on May 19, 2011 (together with the special dividend, as described above). Accordingly, we received approximately NIS 364 million (approximately $107 million) as a dividend on the payment date.

On September 7, 2011, the general meeting of the shareholders of Bezeq approved the distribution of a cash dividend to its shareholders of NIS 992 million, which on the record date for the distribution (September 18, 2011) represented NIS 0.3662451 per share. The dividend was paid on October 5, 2011, and we received approximately NIS 308 million (approximately $80 million) as a dividend on the payment date.  In addition, on October 5, 2011, Bezeq made a second distribution of NIS 500 million, and we received approximately NIS 156 million (approximately $41 million) with respect to such distribution.

Bezeq paid total cash dividends of NIS 3.2 billion, NIS 3.7 billion and NIS 1.9 billion in the three years ended December 31, 2011.

The distribution payment schedule (without any interest or CPI-linkage payments) with respect to the four remaining payments under the NIS 3 billion distribution is as follows:

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

On July 3, 2011, a motion was filed with the Economic Department of the Tel Aviv District Court by a holder of Bezeq’s Debentures (Series 5) seeking to cause Bezeq to re-examine its ability to make distributions and to file an updated opinion with the Court, so that the holders would have the ability to object to the distribution.  The applicant alleged that a change of circumstances had occurred which justifies such re-examination of Bezeq's ability to make such distributions.  On July 10, 2011, Bezeq filed its response stating, among other things, that the motion should be dismissed given that circumstances have not materially changed as alleged by the applicant and/or that justify a re-examination of the decision.  On September 19, 2011, the Court confirmed an agreement between the parties, according to which the Court's approval of the distribution under Section 303 of the Companies Law will not detract in any way from the obligations of Bezeq's directors and officers under any law.  The Court stipulated that the foregoing is not intended to prevent a creditor from applying to the court if she/he is able to demonstrate that Bezeq's solvency has significantly deteriorated.  Pursuant to this decision, Bezeq stipulated that the ruling does not change further payments of the Special Distribution and Bezeq's on-going dividend policy, and that no further application to the Court is necessary before each payment is made.

On March 4, 2012, the same applicants filed a "motion to schedule a hearing" in the same Court to hear the oppositions "that will be submitted" (in the wording of the application) in connection with a dividend distribution that does not pass the profit test.  On March 29, 2012 and on April 4, 2012, objections were filed with the Economic Division of the Tel Aviv District Court, opposing the continued payments of such distribution.  Both objections were filed by holders of the Company’s Debentures (Series 5), who filed similar objections in the second half of 2011.  Bezeq denied the arguments set forth in the objection and claimed that there is no basis for the relief sought.  On May 2, 2012, the Court will hear the closing arguments on the objections.

Over the next 12 months, we expect that the dividends that we will receive from our controlling interest in Bezeq, along with our existing cash and cash equivalents and marketable securities, will be sufficient to fund our operations. We believe that Bezeq and its subsidiaries will be able to funds their operations during the next 12 months with their cash flows from operating activities.

Financing for the Acquisition of the Bezeq Shares

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for an aggregate cash purchase price of approximately NIS 6.5 billion (approximately $1.8 billion) and became the controlling shareholder of Bezeq. The acquisition was funded with the proceeds that B Communications received from the sale of its legacy Communications Business and the following loans:

On the closing date of the acquisition of B Communications’ Bezeq interest, its indirect fully owned-subsidiary SP2, which holds the Bezeq interest, received a bank loan from certain banking and financial institutions led by Bank Hapoalim Ltd., or Bank Hapoalim, in a total principal amount of NIS 4.6 billion (approximately $1.3 billion). The loan is divided into four tranches, as follows:

•
Credit A - a “bullet” floating rate loan, in the amount of NIS 700 million; with principal and interest that was payable on November 30, 2010. Credit A is indexed to Bank Hapoalim’s prime interest rate, plus a margin of 2%. Bank Hapoalim Prime on the date of the closing was equal to 1.62%. B Communications repaid this loan in full following its receipt of the dividend from Bezeq on May 3, 2010.

•
Credit B –This tranche is divided into two parts. The first part, originally in the amount of NIS 1.1 billion, is a floating loan indexed to the Bank Hapoalim prime interest rate; and the second part, originally in the amount of NIS 900 million, is a fixed rate loan, linked to the Israeli CPI. Both parts of Credit B are payable in 13 equal semi-annual installments of both principal and interest, with the first payments made on November 30, 2010. The interest rate on the first part of Credit B is 4.58% and the interest rate on the second part of Credit B is 4.35%.  As of December 31, 2011, NIS 874 million (approximately $228.7 million) of the first part and NIS 756 million (approximately $197.8 million) of the second part remained outstanding.

•
Credit C – a “bullet” loan, originally in the principal amount of NIS 700 million, is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at an interest rate of 4.73%. The principal of Credit C will be paid in one payment on November 30, 2016; and the interest will be paid in 13 semi-annual installments, the first of which was made on November 30, 2010. As of December 31, 2011, NIS 138 million (approximately $36 million) of this tranche remained outstanding.

•
Credit D - two “bullet” loans, the principal of which will be paid in one payment on May 30, 2017 and the interest will be paid in 13 semi-annual installments, the first of which is due on November 30, 2010. The first loan of Credit D is in the principal amount of NIS 800 million and is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at a rate of 4.75%. The second loan is in the principal amount of NIS 400 million and is a fixed rate loan, linked to the Israeli CPI, at a rate of 5.4%. As of December 31, 2011, NIS 800 million (approximately $209.3 million) of the first part and NIS 424 million (approximately $111 million) of the second part remained outstanding.

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

o
All of SP2’s rights in the SP2 account, and all the monies and/or assets deposited and/or located and/or to be deposited and/or located in SP2 account and/or credited and/or to be credited thereto, including securities and income and proceeds which SP2 has and is to have with respect to and in connection with SP2 account, the aforementioned monies, securities and/or assets, and the profits, all with the exception of additional shares of Bezeq which may be purchased.

o	SP2’s rights under the Bezeq’s shares purchase agreement.

In addition, SP2 agreed to pay the lenders certain fees, expenses and cost increases. SP2 also issued phantom stock options to the banks, under which they received option units, which reflect, in the aggregate, 2% of Bezeq’s share equity (subject to adjustments in certain cases). The “base price” of each unit was NIS 8.62. The total amount payable by SP2 to the banks is limited to NIS 125 million (NIS 2.4289 per option unit) in the aggregate. The option units were exercisable by the lenders until May 30, 2017. The payments under the option agreements will be made from dividends that SP2 will receive from Bezeq, which in accordance with the loan agreement may not  be withdrawn by SP2  from its account.

During the fourth quarter of 2010, the lenders exercised all of the phantom stock options. SP2 is obligated to pay the lenders a total of NIS 124 million in five equal annual installments beginning in May 2012.

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

Instead of holding the deposit in cash, B Communications may purchase a securities portfolio, consisting  of the following instruments: (a) short-term loans and bonds of the State of Israel; (b) no more than NIS 75 million of securities rated at least AA- (double-A-minus) (or an equivalent rating of another rating company), or which were issued by a corporation so rated, provided that not more than NIS 10 million is invested in a single security and no investments may be  made in: (i)  debentures of communication companies; (ii) debentures of companies controlled by Mr. Shaul Elovitch; or (iii) debentures with a duration exceeding 5 years. Subject to its satisfaction of the above conditions, we may manage the aforementioned securities portfolio, buy and sell securities from time to time (including by means of an automated trading system, provided that the proceeds from such transactions are deposited directly in our account), without requiring the bank's specific approval for the transactions.

Upon the occurrence of certain events of default, but subject to certain conditions, the lenders are entitled to call the loans for immediate repayment, subject to certain procedures and remedy periods set forth in agreement, including upon the following events:

•
The failure of: (i) Bezeq to maintain minimum shareholders equity and minimum ratio of shareholder equity; (ii) Bezeq to exceed certain thresholds relating to the ratio of financial debt to EBITDA; and (iii) our wholly-owned subsidiary that directly holds the Bezeq interest to maintain a minimum ratio of debt to EBITDA and a debt service coverage ratio.

•
Material breach of an undertaking or representation; certain restructuring, insolvency or debt restructuring events of SP2 or Bezeq; any material change in the nature of Bezeq’s activities; certain changes in control of SP2 or dilution of SP2’s holdings in Bezeq or if SP2 ceases to control Bezeq; if Bezeq’s general license is adversely modified; if any of the permits or approvals issued in connection with our acquisition of controlling interest in Bezeq ceases to be in force or was amended; and if Bezeq or certain subsidiaries of Bezeq fail to make certain payments when due.

The Bezeq shares that were purchased by SP2 on the closing date, and all of SP2’s other rights and assets (except additional shares of Bezeq that it may acquire in the future) have been pledged to the lenders as security of SP2’s obligations under the loan agreement. In addition, B Communications’ wholly-owned subsidiary, SP1, the direct parent company of SP2, has pledged to the lenders the entire equity it holds in SP2 and the debt owed to it by SP2 (other than the amounts that SP2 will pay SP1 according to the terms and the conditions of the loan agreement).

On February 19, 2010, B Communications’ wholly-owned subsidiary, SP1, entered into a loan agreement with certain entities from the Migdal Insurance and Financial Holdings Ltd. or Migdal, group. According to the Migdal loan agreement, on the closing date of the acquisition of B Communications’ Bezeq interest, SP1 was provided a loan of NIS 500 million (approximately $141 million). The loan bears annual interest at a rate of 6.81%, linked to the Israeli CPI. In addition, a special interest payment is payable on the date of the final repayment of the loan in order to ensure a certain internal rate of return, or IRR, of the loan principal (without linkage to the Israeli CPI), which will be calculated according to a formula that takes into account amounts that SP1 may pay due to early repayment at Migdal’s demand and amounts with respect to which Migdal may waive its right to demand early repayment. However, in any event the abovementioned IRR will not exceed the IRR which derives from a fixed interest of 6.95%.

The interest is payable semi-annually, and the principal is payable in one payment, on the earlier of: (i) March 31, 2017; (ii) 60 days prior to the agreed repayment date of the entire amount of Credit D under the SP2 loan described above.

The Migdal loan is secured by a first ranking pledge on SP1’s rights in the bank account into which all payments from SP2 are made, except for certain defined expenses, referred to as the Pledged Bank Account. SP1 undertook to maintain in the Pledged Bank Account minimum funds of NIS 22.5 million (linked to the Israeli CPI). The Migdal facility agreement includes limitations on distributions and payments from the Pledged Bank Account (including conditions as to total debt to EBITDA ratios that relate to SP1).

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

Bezeq

In the year ended December 31, 2011, the Bezeq Group repaid net debt and paid interest totaling NIS 1.9 billion, consisting of NIS 835 million of principal payments on debentures, NIS 648 million of principal payments on loans and NIS 377 million of interest payments.  This is compared to the repayment of net debt and interest of NIS 1.4 billion in 2010.

The average of long-term liabilities (including current maturities) to financial institutions and debenture holders in the year ended December 31, 2011 amounted to NIS 7.5 billion.  Average credit from suppliers in the reporting year was NIS 983 million, and the average short-term customer credit was NIS 2.9 billion.  The average long-term customer credit was NIS 1.3 billion.

The Bezeq Group's working capital surplus at December 31, 2011 amounted to NIS 1.4 billion, compared to a working capital deficit of NIS 93 million at December 31, 2010.  The transition from deficit to surplus in Bezeq Group's working capital is attributable to an increase in its current assets, mainly due to an increase in cash and cash equivalents, largely as a result of its issuance of debentures and entry into long-term loans.

Bezeq paid cash dividends of NIS 3.2 billion in the year ended December 31, 2011 compared to NIS 3.7 billion in 2010.

At December 31, 2011, Bezeq did not have any short-term credit (less than one year). The table below shows the distribution of the long-term loans of Bezeq (including current maturities):

Loan term	Source of finance	Amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2011
Long-term loans	Banks	2,400	Unlinked NIS	Variable, based on prime rate*	3.95%	3.99%	3.17%-4.95%
	Banks	1,800	Unlinked NIS	Fixed	5.76%	5.85%	5%-6.85%
	Non-bank	425	Unlinked NIS	Variable, based on annual STL rate**	3.85%	4.12%	4.08%-4.92%
	Non-bank	1,729	Unlinked NIS	Fixed	5.92%	6.38%	5.70%-6.65%
	Non-bank***	2,526	CPI-linked NIS	Fixed	4.61%	3.98%	3.70%-5.95%

*	Prime interest rate in March 2012 – 4%.

**	Short term loan yield per year (2013) – 2.445% (average last 5 trading days of February 2012 for the current interest period.

***	Not including Debentures (Series 5) held by a wholly-owned subsidiary of Bezeq.

Bezeq loans in the total amount of NIS 7.3 billion include a cross-default mechanism that under certain conditions allows immediate recall of the debt should a third party demand immediate repayment of Bezeq debts due to a breach of contract.

Bezeq’s Outstanding Debentures

Series 4 Debentures

In May 2004, the Bezeq  Group issued  1.2 billion of Series 4 debentures of NIS 1 par value each, repayable in four equal annual installments on June 1 of each of the years 2008 to 2011, which bear 4.8% annual interest, linked (principal and interest) to the CPI in April 2004.  Of these debentures, 800 million were issued to the public on May 24, 2004, and 400 million were purchased by Bezeq Zahav (Holdings) Ltd., or Bezeq Zahav Holdings, a wholly owned and controlled subsidiary of Bezeq, immediately prior to public offering.  On June 1, 2011 NIS 300 million par value was repaid and this series has now been repaid in full.

Series 5 Debentures

In May 2004, the Bezeq  Group issued  600 million of Series 5 debentures of NIS 1 par value each, repayable in six equal annual installments on June 1 of each of the years 2011 to 2016, which bear 5.3% annual interest, linked (principal and interest) to the CPI in April 2004. The debentures were sold to institutional investors and to Bezeq Zahav Holdings. An additional NIS 1.5 billion of Series 5 debentures were sold to Bezeq Zahav Holdings in 2004.  On March 30, 2005, an additional NIS 287 million of Series 5 debentures were issued.  As of December 31, 2011, NIS 1.5 billion (of which NIS 733 million par value is held by Bezeq Zahav Holdings) of Series 5 debentures remained outstanding.

Loans in the amount of NIS 1.3 billion are at fixed interest and the balance of NIS 1.3 billion are at variable interest, which are payable as follows:

During the years 2004 and 2005, Pelephone issued three series of debentures in a private placement to institutional investors. The debentures, which were issued at par value, are linked to the CPI, bear annual interest of 4.4% - 5.2%, and are repayable in equal semi-annual payments up to 2015. The interest is paid on the unpaid balance of the principal. The carrying amount balance of the debentures at December 31, 2011, is NIS 476 million.

The debentures of Bezeq that are not publicly traded, whose carrying amount at December 31, 2011 is NIS 458 million, are secured by a token charge.  In addition, Bezeq created a negative pledge in favor of the debenture holders and in favor of a bank, which includes exceptions, such as, for the matter of a lien on assets that are purchased or expanded by Bezeq, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for the matter of a token charge. The lenders have a right to call the debentures for immediate payment in the event that Bezeq does not repay the debentures or if there is a breach of their terms, if a significant attachment is imposed on its assets, if a receiver is appointed for Bezeq's assets or a liquidation order is given against Bezeq, if Bezeq ceases to run its business, or if the holder of another charge realizes the charge it has on the assets of Bezeq.  In Bezeq's opinion, at December 31, 2011 it was in compliance with all of the aforementioned terms.

At December 31, 2011, the bank loans and debentures of Pelephone amounted to NIS 135 million and NIS 476 million, respectively, and are secured by an irrevocable undertaking by Pelephone to the credit providers not to encumber its assets without their consent (a negative pledge). The undertaking includes:

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

Israeli shelf prospectus

On June 1, 2011, Bezeq filed a shelf prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange in Israel. The shelf prospectus is valid for a period of two years and may be used by Bezeq to raise capital or debt in the future through the issuance of ordinary shares, debt securities, debt securities convertible into ordinary shares, warrants to purchase ordinary shares, warrants to purchase debt securities, and commercial paper at the discretion of Bezeq, subject to filing a supplemental shelf offering report in which Bezeq would describe the terms of the securities offered and the specific details of the offering.  Bezeq  has not yet made any decision as to the offering of any securities, nor as to its scope, terms or timing, nor is there any certainty that such an offering will be made.

Subsequently, on June 22, 2011, Bezeq published an amendment to the Shelf Prospectus in which changes were made principally to the conditions of the debentures and deed of trust. On June 29, 2011, Bezeq published a shelf offering report offering to the public debentures (Series 6-8). On July 3, 2011, Bezeq issued debentures (Series 6-8), as follows:

•
NIS 958,088,000 par value of debentures (Series 6), bearing fixed annual interest of 3.70%, as defined in the issuance tender. The debentures will be repaid in five (5) equal, annual installments, payable every year on December 1 from 2018 through 2022 (inclusive). The first interest payment was made on December 1, 2011, and subsequently the interest will be paid twice a year on June 1 and December 1 every year from 2012 through 2016. The principal of the debentures (Series 6) and their interest will be linked to the CPI published in June 2011.

•
NIS 424,955,000 par value of debentures (Series 7), bearing variable interest at the short-term government loan yield per annum, or base interest, plus a margin of 1.40% at the rate determined in the issuance tender. The debentures will be repaid in five (5) equal, annual installments, payable every year on December 1 from 2018 through 2022 (inclusive). The first interest payment was made on September 1, 2011, and subsequently the interest will be paid four times a year on March 1, June 1, September 1, and December 1, during the years 2011 through 2022 (in 2011 – on September 1, and December 1, only). The debentures (Series 7) are not linked to the CPI or to any currency.

•
NIS 1,329,363,000 par value of debentures (Series 8), bearing fixed annual interest of 5.70%, as defined in the issuance tender. The debentures will be repaid in three (3) equal, annual installments, payable on June 1 every year from 2015 through 2017 (inclusive). The first interest payment was made on December 1, 2011, and subsequently the interest will be paid twice a year on June 1 and December 1 every year from 2012 through 2016.  The last interest payment will be made on June 1, 2017.  The debentures (Series 8) are not linked to the CPI or to any currency.

The total gross consideration received by Bezeq in respect of the three series of debentures was approximately NIS 2,712,406,000 (approximately $710 million).

Bank and Institutional Debt Incurred in May 2011

Between May 12, 2011 and May 18, 2011, Bezeq entered into NIS 2 billion of loans with Israeli banks and from a financial institution. NIS 1.4 billion of this amount is long-term debt (with an average duration of 6.2 years) and NIS 600 million of this amount is short-term debt for a year.  Some of debt was raised as part of the exercising of a letter of liability for the extension of long-term credit that Bezeq received from a bank on February 17, 2011, so that the scope of the undertaking according to the letter was reduced after the debt raising from NIS 1.5 billion to NIS 700 million.  Subsequently, on August 2, 2011, Bezeq took a long-term loan in the amount of NIS 600 million (average duration - 5.3 years) from a bank, to replace the short-term loan of the same amount mentioned above. Upon taking this loan, the letter of undertaking to extend the aforementioned credit was cancelled.

In connection with this debt, Bezeq made the following commitments towards each of the entities that had extended the credit, or financing entities:

•
An undertaking not to create any other liens on its assets (negative lien) under the same conditions as those of the negative lien given in favor of the banks, and subject to exceptions defined therein.

•
The financing documents include grounds for recalling the credit, including violations, insolvency, liquidation procedures, receivership or the like, as well as the right to demand immediate repayment if a third-party lender demanded immediate repayment of Bezeq's debts towards it for an amount that is more than the defined amount.

•
Bezeq undertook that should it make a commitment towards any additional lending entity in connection with financial covenants, the financing entities may (under certain conditions) ask Bezeq to sign an identical undertaking towards them. for the outstanding long-term debt.

Pelephone

Pelephone's operations are financed out of its cash flows from operating activities, long-term loans from banks, private (non-tradable) debentures, and loans received from Bezeq. The following table provides information concerning Pelephone’s debt at December 31, 2011:

Source of finance	Amount at Dec. 31, 2011 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Banks	136	CPI-linked NIS	4.51%	4.57%
Non-bank	486	CPI-linked NIS	4.63%	4.68%
Loan from parent	290	CPI-linked NIS	4.00%	4.00%
Loan from parent	452	NIS fixed interest	6.00%	6.00%

Undertakings towards banks

As part of the arrangements in connection with banks in Israel providing it with credit, Pelephone made an irrevocable undertaking to those banks to comply with financial covenants, including:

•	Pelephone's total debt will not exceed three times its equity.

•
If its debt exceeds 2.5 times its equity and for as long as it does so, Pelephone will not distribute dividends and will not pay management fees to its shareholders. If Pelephone violates this undertaking, it must repay the banks, within 120 days from the demand, the entire outstanding credit facility, or alternatively,  remedy the violation by increasing its equity or repaying its debt so that the ratio is maintained.

•	Total debt should not exceed NIS 3.8 billion (linked to the CPI of January 2002). The amount of the debt will be reviewed once every quarter.

•	No fixed or floating charge can be imposed on Pelephone's assets unless it obtains the banks' prior written consent.

•	No security or charge on Pelephone's assets or guarantee to secure credit can be provided for Pelephone's shareholders or any third party, without the prior written consent of the banks.

•
No loans or credit can be provided for Pelephone's shareholders, except for Bezeq, without the prior written consent of the banks, and provided that its debt to equity ratio does not exceed 2.5 times its equity.

•
In addition to these covenants, Pelephone undertook to insure that the cumulative amount of all its debts and liabilities towards a particular bank does not exceed at any time a sum equal to 40% of its total debt to financial entities, including debenture-holders.

Issuance of debentures

In 2004 and 2005, Pelephone issued three series of CPI-linked debentures in private placements to institutional investors, in the aggregate amount of NIS 1.1 billion par value. When the debentures were issued, deeds of trust were signed with the Union Bank Nominees Company Ltd., which served as trustee for the debenture holders until May 15, 2010 on which date, Clal Finance Trusts 2007 Ltd. became the trustee. The debentures are not secured by a charge and the terms of the negative pledge and Pelephone's financial covenants towards the banking system in Israel apply also to the debenture-holders. The deed of trust includes standard clauses for immediate repayment of the debentures, including insolvency proceedings.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2009	2010	2011
Net cash provided by operating activities	236	2,581	3,172
Net cash (used in) provided by investing activities	408	(6,282)	(2,075)
Net cash (used in) provided by financing activities	614	2,755	(54)
Effect of exchange rate changes	6	-	-
Net increase (decrease) in cash and cash equivalents	1,258	(946)	1,043

Operating Activities

Net cash provided by operating activities was NIS 236 million, NIS 2.6 billion and NIS 3.2 billion ($830 million) for the years ended December 31, 2009, 2010 and 2011, respectively.  Our revenues increased from NIS 1.2 billion for the year ended December 31, 2009 to NIS 8.7 billion for the year ended December 31, 2010 and to NIS 11.4 billion (approximately $3.0 billion) in the year ended December 31, 2011. The increase in revenues in 2011 was primarily due to our consolidation of Bezeq’s results of operations for the full year.

Investing Activities

Net cash provided by investing activities was NIS 408 million for the year ended December 31, 2009 compared to net cash of  NIS 6.3 billion used in investing activities in the year ended December 31, 2010 and net cash of NIS 2.0 billion (approximately $543 million) used in investing activities in the year ended December 31, 2011. The net cash used in investing activities in 2010 was mostly attributable to the NIS 6.5 billion Bezeq acquisition.  The net cash used in investing activities in 2011 was primarily attributable to the purchase of property, plant and equipment in the amount of NIS 1.5 billion, investments in intangible assets and deferred expenses in the amount of NIS 500 million and net change in financial assets held for trading in the amount of NIS 463 million, which amounts were offset by proceeds from sale of property, plant and equipment and other assets in the amount of NIS 230 million.

Financing Activities

Net cash provided by financing activities was NIS 614 million for the year ended December 31, 2009 compared to net cash provided by financing activities of NIS 2.8 billion for the year ended December 31, 2010 and  net cash used in financing activities of  NIS 54 million ($14 million) provided by financing activities in 2011. In 2009, most of the cash used in financing activities was for the repurchase of NIS 31.4 million of our debentures and NIS 100 million was used in our share buyback activities. Cash provided by financing activities in 2009 was from a private placement of NIS 399 million of our Series B debentures in December 2009, which was offset in part by our payment of principal and interest on our debentures in the aggregate amount of NIS 69.1 million and NIS 33.3 million used in our share buyback activities. Net cash provided by financing activities for the year ended December 31, 2010 was attributable  to the consolidation of Bezeq’s  results as of  April 14, 2010, NIS 5.1 billion ($1.43 billion) of bank loans which B Communications incurred in connection with its acquisition of the controlling interest in Bezeq.  In addition, in 2010 B Communications issued  NIS 400 million of Series B debentures, received proceeds of NIS 116 million from a  private placement of 3,478,000 of ordinary shares to Israeli institutional investors and we issued NIS 170 million of Series C debentures. In 2011, most of the cash used in financing activities was used for dividend payments in the amount of NIS 2.1 billion ($550 million), repayments of loans and debentures (including interest) in the amount of NIS 2.5 billion ($837 million). These amounts were offset by proceeds from issuance of debentures and loans received from banks in the amount of NIS 5.6 billion ($1.5 billion).

Bezeq’s Cash Flows

The following table summarizes the Bezeq Group’s consolidated cash flows for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(NIS in millions)
Net cash provided by operating activities	3,916	3,696	3,186
Net cash (used in) provided by investing activities	(1,632)	(1,484)	(2,491)
Net cash (used in) provided by financing activities	(2,490)	(2,427)	292
Net (decrease) increase in cash and cash equivalents	(206)	(215)	987
Cash and cash equivalents at beginning of period	786	580	365
Cash and cash equivalents at end of period (*)	580	365	1,352
__________________

(*) As at December 31, 2009, NIS 934,000 is presented under assets classified as held for sale.

Consolidated cash flows from operating activities in the year ended December 31, 2011 amounted to NIS 3.2 billion compared to NIS 3.7 billion in 2010, a decrease of NIS 510 million. Most of the decrease is attributable to the cellular segment due to changes in its working capital, primarily due to an increase in customer balances due arising from an increase in sales of higher priced  terminal equipment, which are payable over 36 installments.

Cash flow from operating activities is one of the sources of financing for the Group’s investments, which during 2011 included NIS 1.5 billion used in the development of communications infrastructures and NIS 355 million used in the acquisition of  intangible assets and deferred expenses, compared to NIS 1.3 billion and NIS 343 million, respectively, in 2010. In addition, the domestic fixed-line communications segment raised NIS 889 million, net in proceeds from an issuance of debentures in the year ended December 31, 2011, which was invested in shekel trust funds and proceeds of NIS 228 million were received from the sale of properties, compared to NIS 132 million in 2010.

Investing Activities

Net cash used in investing activities was NIS 2.5 billion in 2011, compared to NIS 1.5 billion in 2010. Cash flow generated by ongoing operations is one of the sources of financing of the Group’s investments, which during 2010 included NIS 1.28 billion invested in the development of communications infrastructures and NIS 343 million in intangible assets and deferred expenses, compared with investments amounting to NIS 1.36 billion and NIS 349 million, respectively, in 2009.  In 2010, NIS 115 million was used by Walla to acquire the shares of Korel Tal Ltd. (which operates the Yad2 website) and NIS 30 million was used to acquire Walla shares. Partially offsetting these investments, were the proceeds from the sale of financial assets held for trading of NIS 138 million as compared to proceeds of NIS 134 million from the sale of financial investments held for sale in 2009. During 2010, Bezeq Group’s liabilities linked to the CPI exceeded its assets linked to the CPI. In applying a policy of minimizing the exposure to this linkage, the Bezeq Group entered into forward transactions against the CPI. The duration of the forward transactions is the same as or shorter than the duration of the hedged exposures. A considerable part of these cash balances is invested in deposits which are exposed to changes in their real value as a result of a change in the rate of the CPI. Net cash used in investing activities in 2011 was primarily attributable to the purchase of NIS 1.5 billion (approximately $393 million) in property, plant and equipment, investments of NIS 355 million (approximately $93 million) in intangible assets and deferred expenses in the amount and net change in financial assets held for trading in the amount of NIS 892 million (approximately $233 million).

Financing Activities

In 2011, the net cash provided by financing activities by the Bezeq Group was NIS 292 million (approximately $76 million) and in 2010 and 2009 the net cash used in financing activities by the Bezeq Group was NIS 2.4 billion and NIS 2.5 billion, respectively. In 2010, the Bezeq Group received NIS 2.67 billion of loans from banks in Israel and received NIS 28 million in proceeds from the exercise of employee stock options.  This was offset by NIS 697 million used to repay outstanding debentures, NIS 448 million used to repay outstanding loans, NIS 237 million of interest payments and NIS 3.73 billion in dividend payments.  In 2009, the Bezeq Group received NIS 400 million in bank loans and received NIS 129 million from the exercise of employee stock options.  This was offset by NIS 682 million used to repay outstanding debentures, NIS 109 million used to repay bank loans, NIS 354 million in interest payment and NIS 1.94 billion in dividend payments. In 2011, the net cash provided by financing activities was used for dividend payments in the amount of NIS 3.2 billion (approximately $837 million), repayments of loans and debentures (including interest) in the amount of NIS 1.9 billion (approximately $497 million), which amounts were offset by NIS 5.3 billion (approximately $1.4 billion) in proceeds from issuance of debentures and loans from banks.

Critical Accounting Policies

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates. We adopted the critical accounting policies of Bezeq after our acquisition of the controlling interest in Bezeq.

Business combinations. The Bezeq Group opted for early application of IFRS 3 – Business Combinations (revised) and IAS 27 – Consolidated and Separate Financial Statements (2008) as from January 1, 2008. Business combinations are accounted for by applying the acquisition method. According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Company is able to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights were taken into account if they confer effective control.

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

Basis of consolidation. The consolidated financial statements comprise the financial statements of our company and Bezeq. The Bezeq Group combines in its consolidated financial statements its share of the assets, liabilities, income and expenses of DBS with similar items in its financial statements. Significant intragroup balances and transactions and profits or losses resulting from transactions between the Bezeq Group and the jointly-controlled company are eliminated to the extent of the interest in the jointly-controlled company.

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

Profit or loss and any part of other comprehensive income are allocated to the owners of our company and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.

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

Special purpose entities (SPEs) are consolidated if, based on an evaluation of the substance of their relationship with our company and the SPE’s risks and rewards,  we conclude  that we control the SPE.

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

Financial instruments.  Non-derivative financial instruments comprise investments in shares and debentures, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables, and debentures issued and loans taken by the us and the Bezeq Group. Both our company and the  Bezeq Group initially recognize financial assets at the date we become a party to contractual provisions of the instrument, meaning the date that we fulfill our obligations under the contract. Financial assets are derecognized when our contractual rights to the cash flows from the asset expire, or we transfer the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Financial liabilities are derecognized when our obligation, as specified in the agreement, expires or when it is discharged or cancelled.

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.  The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to such quantitative criterion, we examine whether there have also been changes in various economic parameters inherent in the exchanged debt instruments, therefore exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when we or the Bezeq Group currently have a legal right to offset the amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Derivative financial instruments.    The Bezeq Group holds derivative financial instruments to hedge our exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.    Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of the derivative; (c) the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized in the statement of income as financing income or expense as incurred.

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

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by Bezeq Group and intended to be exercised) and the expected life of the improvement. Assets are depreciated based on the following annual percentages:

Depreciation rate (%)
NGN equipment	13%
Digital switching equipment	20%
Transmission and power equipment	10%
Network equipment	4%
Subscriber equipment and installation	25%
Motor vehicles	17%
Internet equipment	25%
Office equipment	10%
Electronic equipment, computers and internal communication system	20%
Cellular network	14%
Buildings	4%

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

Amortization. Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of an asset, or another amount substituted for the cost, less its residual value. Amortization, except for goodwill brand name and customer relationships, is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill and brand name is not systematically amortized but is tested for impairment.  Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate. Customer relationships are amortized according to the economic benefit expected from those customers each period which result in accelerated amortization during early years by the relationships.

Estimated useful lives for the current and comparative periods are as follows:

Capitalized development costs	4 - 7 years
Other rights	3 - 10 years, depending on the useful life
Subscriber acquisition costs	1 – 3 years, depending on the contractual commitment with the subscriber
Frequency usage right	Over the term of the license for 13 years starting from the date of use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the program
Customer relationships	10 years

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

The carrying amounts of the Bezeq Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. On January 1, 2005, the date of transition to IFRS, the Bezeq Group reviewed goodwill for impairment. In subsequent periods, the Bezeq Group assesses the recoverable amount of goodwill and of assets which are unavailable for use once a year, or more frequently if there are indications of impairment. The recoverable amount of an asset or cash-generating unit, or CGU, is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, the assets are grouped together into CGUs, the smallest group of assets that generates cash from continuing that are largely independent of other assets or groups of assets. For purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination or the purpose of impairment testing is allocated to cash-generating units that are expected to generate benefits from the synergies of the combination. The annual impairment test date is December 31.

The estimated recoverable amounts of the various CGU that exceed their carrying amounts is as follows:

•	Bezeq Fixed Line - approximately NIS 672 million;

•	Pelephone - approximately NIS 160 million; and

•	Bezeq International - approximately NIS 29 million.

         Management has identified certain key assumptions for which there reasonably could be a possible change that could cause the carrying amounts to exceed the recoverable amounts.  Please see footnote 11 – Intangible Assets for information concerning these assumptions and the amounts that these assumptions are required to change individually in order for the estimated recoverable amounts to be equal to the carrying amounts of each CGU.

Impairment losses are recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. If objective evidence indicates that the value of the investment may have been impaired, the investment is tested for impairment.

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

The Bezeq Group has executive insurance policies that were issued before 2004 according to which the profit in real terms accumulated on the severance pay component will be paid to the employees upon their retirement. In respect of such policies, plan assets include both the balance of the severance pay component and the balance of the profit in real terms (if any) on the severance pay deposits that accumulated until the reporting date, and are presented at fair value. These plan assets are for a defined benefit plan that includes two liability components: The defined benefit plan for compensation, which is calculated actuarially as described above, and liability for payment of any retained earnings accumulated at the date of severance. This component is measured at the balance of the actual profit in real terms that accumulated at the reporting date. The Bezeq Group recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

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

Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows: A. More likely than not – more than 50% probability; B. Possible – probability higher than unlikely and less than 50%; or C. Unlikely – probability of 10% or less.

For claims which the Bezeq Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of Bezeq Group, based, among other things, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Bezeq Group companies. There are also a few legal proceedings, received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

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

Revenue. The Bezeq Group's revenues are mainly composed of revenues for fixed-line communication services, cellular services, international communication services, customer center services, communication services for other operators, sales and installation of communication equipment and Internet services. Revenue is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

Revenue from sales of terminal equipment is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably and Bezeq Group companies have no continuing involvement with the goods.

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

Financing income and expense. Financing income comprises interest income from deposits, dividend income, income interest accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, foreign currency gains and gains on derivative instruments that are recognized in the statement of income (except for gains from hedging copper prices recognized in other operating income). Interest income is recognized as it accrues using the effective interest method. Dividend income is recognized on the date that Bezeq Group’s right to receive payment is established. Changes in the fair value of financial assets at fair value through the statement of income also include income from dividends and interest.

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

Income tax expense. Income tax expense comprises current and deferred tax Income tax expenses are recognized in the statement of income except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and include changes in the tax payments relating to prior years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Bezeq Group does not recognize deferred taxes for the following temporary differences: initial recognition of goodwill, initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, carry-forward losses that are not expected to be utilized in the foreseeable future, and differences arising from investment in subsidiaries if it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Bezeq Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

C.	Research and Development, Patents and Licenses

We did not engage in any research and development during the last three fiscal years.

D.	Trend Information

Bezeq experienced growth in its revenues in 2009 and 2010 and a decrease in 2011. Bezeq’s revenues increased from approximately NIS 11.5 billion for the year ended December 31, 2009 to approximately NIS 12 billion for the year ended December 31, 2010 and decreased to approximately NIS 11.4 billion ($3 billion) for the year ended December 31, 2011, primarily due to decreases in revenues from its domestic fixed line segment.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our (including Bezeq’s) minimum contractual obligations and commercial commitments as of December 31, 2011 and the effect we expect them to have on our liquidity and cash flow in future periods:

The following table summarizes our (including Bezeq’s) minimum contractual obligations and commercial commitments as of December 31, 2011 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period ($ in thousands)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt obligations (including interest)	19,915	2,607	3,687	6,452	7,169
Operating lease obligations	943	255	423	156	109
Purchase obligations	478	471	7	-	-
Total	21,336	3,333	4,117	6,608	7,278

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME	AGE	POSITION
Shaul Elovitch (1)	64	Chairman of the Board of Directors
Felix Cohen	58	Director
Yossef Elovitch	61	Director
Ronit Gottlieb (2)	58	Outside Director
Orly Guy (2)	52	Outside Director
Amikam Shorer	45	Director
Anat Winner (1)(2)	53	Director
Doron Turgeman	44	Chief Executive Officer
Ehud Yahalom	33	Principal Financial Officer
__________________________
(1) Director of B Communications
(2) Member of our Audit Committee

Mr. Shaul Elovitch, Mr. Felix Cohen, Mr. Amikam Shorer, Ms. Anat Winner and Mr. Yossef Elovitch will serve as directors until our 2012 annual general meeting of shareholders.  Ms. Orly Guy and Ms. Ronit Gottlieb will each serve as an outside director pursuant to the provisions of the Israeli Companies Law for a third three-year term until August 2014 (see Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors - Outside Directors”).  Mr. Shaul Elovitch and Mr. Yossef Elovitch are brothers.  There are no other family relationships among our directors or executive officers.

Shaul Elovitch has served as the chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups.  Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985.  Mr. Elovitch serves as the chairman of the board of directors of Bezeq and as a director and chairman of various companies of the Bezeq Group and the Eurocom Group. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E.G.R.E. Ltd, Satlink Ltd, Eurocom Cellular Communications Ltd., Eurocom Digital Communications Ltd. and other various companies within the Eurocom Group.  Mr. Elovitch has served as chairman of the board of directors of B Communications since 2000.  Mr. Elovitch is the brother of Mr. Yossef Elovitch.

Felix Cohen was elected to serve as a director by our Board of Directors in February 2010.  Mr. Cohen has served as the Chief Financial Officer of the Eurocom Group since 1988, and also serves as a director and/or officer of various other companies within the Eurocom Group, including, Enlight Renewable Energy Ltd., Space-Communications Ltd. and D.M Engineering (3000) Ltd. Mr. Cohen also serves as a director of Bezeq and other companies within the Bezeq group.

Yossef Elovitch has served as a director since 1993.  Mr. Elovitch has served as director of Eurocom Communications since 1985.  Mr. Elovitch serves as a director of various other companies in the Eurocom group.  Mr. Elovitch is the brother of Mr. Shaul Elovitch.

Ronit Gottlieb has served as an outside director since July 2005 and is a member of our audit committee. Mrs. Gottlieb serves as a managing partner of R. Gottlieb and Co., a Tel Aviv office in commercial law, corporate law and real estate law.  From 1984 to 1999, Mrs. Gottlieb was employed as an attorney at B.A. Gottlieb-Law Offices.  Since 2008, Mrs. Gottlieb has served as an outside director of Techno Ralco Ltd. and also as a member of their audit committee.  Ms. Gottlieb holds an LL.B degree from Tel Aviv University and is a member of the Israeli Bar Association.

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

Amikam Shorer was elected to serve as a director by our Board of Directors in February 2010.  Mr. Shorer has served as the vice chairman of Eurocom Communications since August 2011.  Prior to that and from 2005, Mr. Shorer has served as the Executive Vice President of the Eurocom Group.  Mr. Shorer also serves as a director and/or officer of various other companies within the Eurocom Group, including, Satcom Systems Ltd. (as chairman of the board of directors), Gaya Com Ltd., Gilat Satcom Ltd., IP Planet Network Ltd. (as well as other companies within the Satcom group), Space Communication Ltd., Eurocom Capital Underwriting Ltd, Eurocom Capital finance Ltd Bezeq The Israel Telecommunication Corp, Ltd, Bezeq On Line Ltd, Bezeq Zahav (Holdings) Ltd, Bezeq International Ltd,  Enlight Renewable Energy Ltd. and E.G.R.E Ltd. (as chairman of the board of directors) and other companies within the Bezeq Group.  Mr. Shorer has also served as the chief executive officer of Sahar Investments Ltd. (today "Enlight"), also a member of the Eurocom Group since 2008 until 2010.  Mr. Shorer holds an LL.B degree from Bar-Ilan University.

Anat Winner has served as a director of our company since August 2001 and is a member of our audit committee.  She has served as a director of B Communications since October 2007 and is a member of its audit committee.  Ms. Winner has been self employed as a business advisor since July 2003 and served as a director of Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and TASE from 2003 to 2010.  From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.  From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

Doron Turgeman has served as our chief executive officer since October 2011 and previously had served as our deputy chief executive officer since October 2004 and as our chief financial officer since May 2001.  Mr. Turgeman also serves as the chief executive officer of B Communications and as the chief financial officer of Eurocom Communications Ltd.  Previously, Mr. Turgeman served as B Communications’ chief financial officer and vice president of finance from February 2010 until October 2011 and served as a member of its board of directors from January 2008 to February 2010.  During the last 5 years, Mr. Turgeman also served as an executive officer of several of our Media and Internet companies, which have been sold.  Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

Ehud Yahalom has served as our principal financial officer since October 2, 2011.  Mr. Yahalom joined our company in May 2011 as a controller.  Previously and from 2007, Mr. Yahalom served in Cellcom Israel Ltd.'s accounting department.  Mr. Yahalom holds a B.A. degree in economics and accounting from the Haifa University, an M.B.A. degree from the College of Management Academic Studies in Rishon LeZion and is a Certified Public Accountant in Israel.

Set forth below are the name, age, principal position and a biographical description of each of the principal executives of Bezeq, our principal subsidiary:

Name	Age	Position

Shaul Elovitch	64	Chairman of the Board of Directors of Bezeq
Abraham Gabbay	44	Chief Executive Officer of Bezeq
Alan Gelman	56	Deputy Chief Executive Officer and Chief Financial Officer of Bezeq

Shaul Elovitch Please see Mr. Elovitch’s biographical description above.

Abraham Gabbay has served as the chief executive officer of Bezeq since November 2007 and serves as a director in various companies of the Bezeq Group. Between the years 2003 and 2007, Mr. Gabby served as the chief executive officer of Bezeq International. Mr. Gabbay holds a B.A. degree in economics and an M.B.A. degree, both from the Hebrew University of Jerusalem.

Alan Gelman has served as the deputy chief executive officer and chief financial officer of Bezeq since February 2008.  Between the years 2006 and 2007, Mr. Gelman served as the deputy chief executive officer and chief financial officer of the Delek Group.  Mr. Gelman holds a B.A. degree in accounting from Queens College, New York and an M.B.A. degree from Hofstra University, New York.  Mr. Gelman is a certified public accountant in Israel.

B.	Compensation

We have two executive officers, Doron Turgeman, our Chief Executive Officer and Ehud Yahalom, our Principal Financial Officer, and seven directors.  Other than such officers, we have two additional employees who are engaged in management, financial and administrative activities.  The aggregate direct compensation we paid to our directors and executive officers as a group (9 persons) for the year ended December 31, 2011 was approximately NIS 6 million ($1.6 million).  This amount includes directors compensation and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.  As of December 31, 2011, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.

We have entered into an arrangement with Eurocom Communications, and B Communications according to which Mr. Turgeman will provide Management services to us, B Communications and Eurocom Communications.  Each of Eurocom Communications, us and B Communications will bear 33% of Mr. Turgeman’s services costs.

During the year ended December 31, 2011, we paid to each of our outside directors, as well as to our independent director, annual fees of NIS 110,000 (approximately $29,000) and a per meeting attendance fee of NIS 2,000 ($523).  Such fees are paid based on the fees set forth in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors.  All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors and audit committee attended. We are exempt from the requirements of the NASDAQ Stock Market Rules with regard to the process for compensation of officers, since we are a controlled company, within the meaning of NASDAQ Listing Rule 5615(c)(1). See Item 16G. “Corporate Governance - NASDAQ Exemptions for a Controlled Company.”

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

As a controlled company within the meaning of the NASDAQ Stock Market Rules, we are exempt from the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.  See Item 16G. “Corporate Governance - NASDAQ Exemptions for a Controlled Company.”

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

Independent Directors

In general, NASDAQ Stock Market Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Stock Market Rules.  Because Eurocom Communications own more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Stock Market Rules. Accordingly, we are exempt from certain requirements under NASDAQ Stock Market Rules, such as the requirement to have a majority of independent directors on our board of directors. If the “controlled company” exemption would cease to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Our board of directors has determined that each of Ms. Guy and Ms. Gottlieb (both outside directors under Israeli law) and Ms. Anat Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ Stock Market Rules.

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The majority of directors in the audit committee must be independent directors. The term "independent directors" includes outside directors and directors who meet the qualification requirements of outside directors, as confirmed by the audit committee, who have served as a director of  the company for a period not exceeding nine years. The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company, or any director that provides services on a regular basis to the company or the controlling shareholder or a company controlled by the controlling shareholder, or a director that is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements' Authorization Process), 2010 as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

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

Disclosure of Personal Interests of an Office Holder.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Indemnification of Office Holders

Under the Israeli Companies Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company's office holder:

•	monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

•
reasonable legal costs, including attorneys' fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either: no financial liability was imposed on the office holder in lieu of criminal proceedings, or a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to an alleged criminal offense that does not require proof of criminal intent; and

•	reasonable legal costs, including attorneys' fees, expended by the office holder or for which the office holder is charged by a court:

o	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

o	in a criminal action from which the office holder is acquitted, or

o	in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event.  If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than legal costs, must be limited to foreseeable events in light of the company's actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

Insurance of Office Holders

Under the Israeli Companies Law, a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder.  These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

Exculpation of Office Holders

Under the Israeli Companies Law, a company may, if permitted by its articles of association, also exculpate an office holder from a breach of duty of care in advance of that breach.  Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law.  A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company's shares by the company or other entities controlled by the company.

Limitations on Exculpation, Insurance and Indemnification

Under the Israeli Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company.  In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.  According to the Israeli Administrative Enforcement Law, a company cannot insure or identify an office holder for an Administrative Enforcement procedure, regarding payments to victims of the infringement or for expenses expended by the officer with respect to certain proceedings held concerning him or her, including reasonable litigation expenses and legal fees.

Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.  Accordingly, on December 15, 2011, an extraordinary general meeting of our shareholders approved certain amendments to our Articles of Association to reflect recent amendments to the Israeli Companies Law, 5759-1999 and Israeli Securities Law, 5728-1968; and approved an amendment form of indemnification agreement for directors and officers.  The form of indemnification letter was amended to ensure that our directors and officers are afforded protection to the fullest extent permitted by law.

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

On December 31, 2011, we had six employees who also provided services to B Communications.  Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.  We have entered into an arrangement with B Communications according to which our employees will provide services to both companies and each company will pay 50% of their compensation.  We entered into a similar arrangement with B Communications and Eurocom Communications with respect to the management services supplied by Mr. Doron Turgeman to the three companies.

At December 31, 2010, we and our wholly-owned subsidiaries, other than B Communications, employed 63 full-time employees, all of which were based in Israel.  Of such employees, 5 employees were employed in marketing and sales, 15 employees were employed in finance, operations, human resources and administration,    employees were employed in technical and portal maintenance, and 43 employees were employed in customer service.  At December 31, 2009, prior to the sale of our legacy communications business, our majority-owned subsidiary, B Communications, employed 500 full-time employees and 1,334 part-time employees, all of whom were based in Israel.  Of such 1,834 employees, 222 employees were employed in marketing and sales, 125 employees were employed in finance, operations, human resources and administration, 606 employees were employed in technical support and training, 765 employees were employed in customer service and 116 employees were employed in technical administration.

As of December 31, 2011, Bezeq Group employed a total of 15,606 persons, of which 7,076 persons were employed by Bezeq, 4,041 persons were employed by Pelephone, 2,262 persons were employed by Bezeq International and 2,227 persons were employed by DBS.  As of December 31, 2010, Bezeq Group employed a total of 15,690 persons, of which 7,364 persons were employed by Bezeq, 3,985 persons were employed by Pelephone, 2,112 persons were employed by Bezeq International and 2,229 persons were employed by DBS.

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

Labor relations with Bezeq’s employees involved in fixed-line communications are regulated by the collective agreements among Bezeq, the workers representatives and the Histadrut, as well as by personal contracts.  Additionally, expansion orders to certain general collective agreements apply Bezeq’s employees, such as cost-of-living increment agreements.

E.	Share Ownership

As of April 30, 2012, none of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors, who is deemed to beneficially own 15,164,929 or 78.97% of our ordinary shares as of such date through his controlling interest in Eurocom Communications and Mr. Doron Turgeman, our Chief Executive Officer, who own 7,555 of our ordinary shares.  Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications.  In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 26,893 ordinary shares held of record by Mrs. Shaul Elovitch.  In addition, 8,300 ordinary shares are held by other family members of Mr. Elovitch.

Mr. Shaul Elovitch also serves as the chairman of the board of directors of B Communications, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications. See also Item 7A. “Major Shareholders and Related Party Transactions - Major Shareholders.”

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

The following table sets forth certain information as of April 30, 2012, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Eurocom Communications (3)	15,164,929	78.97%
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

(2)	The percentages shown are based on 19,203,186 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of April 30, 2012.

(3)
Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications, Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd. are the beneficial owners of 15,164,929 ordinary shares of the Issuer that are held directly by Eurocom Communications.  Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. Therefore Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Communications.  Mr. Shaul Elovitch may also be deemed to be the beneficial holder of 26,893 of our ordinary shares held of record by his wife, Mrs. Iris Elovitch.  In addition, 8,300 of our shares are held by other family members of Mr. Shaul Elovitch.

Significant Changes in the Ownership of Major Shareholders

As a result of our repurchase of 5,862,615 of our ordinary shares in the open market during the period from December 17, 2007 to December 31, 2011 (see Item 16E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers”) and the acquisition of our shares by Eurocom Communications from third parties in private transactions the percentage of our ordinary shares beneficially held by Mr. Shaul Elovitch increased from 64.53% as of January 1, 2009 to 79.16% as of December 31, 2011 and as of April 30 2012.  In 2011, Eurocom Communications purchased an additional 1,022,296 of our ordinary shares in open market transactions, increasing Mr. Elovitch’s ownership interest to 15,200,122 ordinary shares, or 79.16% of the shares outstanding.

On February 28, 2008, Clal Insurance Enterprises Holdings Ltd., or Clal, Clal Finance Ltd., or Clal Finance, and the other Reporting Persons (as defined in the Schedule 13G) filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 1,464,830 or 6.54% of our ordinary shares.  On February 13, 2009, Clal, Clal Finance and the other Reporting Persons filed Amendment No. 1 to Schedule 13G reflecting beneficial ownership of 1,474,659.4 or 7.25% or our ordinary shares.  On February 16, 2010, Clal, Clal Financial and the other Reporting Persons filed Amendment No. 2 to Schedule 13G reflecting beneficial ownership of 1,204,113.5 or 6.5% of our ordinary shares.  The Schedule 13G/A provides that the Statement shall not be construed as an admission by Clal that it is the beneficial owner of the ordinary shares covered by the Schedule 13G/A.  In addition, the Schedule 13G/A states that Clal Finance and other Reporting Persons disclaim beneficial ownership of the ordinary shares covered by the Statement.  On February 14, 2011, Clal, Clal Finance and the other Reporting Persons filed Amendment No. 3 to Schedule 13G reflecting beneficial ownership of less than 5% of our ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 26, 2012, there were 25 holders of record of our ordinary shares, of which 22 record holders holding approximately 34% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 34% of our outstanding ordinary shares as of such date).

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

We and B Communications lease our principal offices from Eurocom Communications for an annual rent of NIS 30,000 (approximately $7,250) for each company.  In addition, Eurocom Real Estate provides us and B Communications with parking spaces for NIS 11,250 (approximately $2,900) a year for each company.  Eurocom Digital Communications provides us and B Communications with additional services, such as computing services and car maintenance for an annual sum of NIS 24,250 (approximately $6,250) for each company.

In addition, we receive and render various services and products to and from related parties at market rates and in the ordinary course of business.  None of these transactions are material to us or to our related parties.  If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms.  Any of such transaction is subject to the approval of our Audit Committee and our board of directors (and our shareholders, if requires).  In addition, generally we will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors.  Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

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

Execution Services Agreement with Eurocom Capital Finance Ltd.

In November 2007, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides us with various financial services.  Under the agreement, Eurocom Capital handles the execution of investments in our capital, pursuant to direct instructions from our chief executive officer.  In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms.  Eurocom Capital has agreed to act to preserve our financial resources according to a policy that will be set by our management and approved by the board of directors.  We paid Eurocom Capital NIS 711,000, NIS 452,000 and NIS 707,000 for the years ended December 31, 2009, 2010 and 2011, respectively.

Agreement with Eurocom Capital Underwriting Ltd.

At our 2007 annual general meeting of shareholders, our shareholders approved a framework agreement with Eurocom Capital Underwriting Ltd., or Eurocom Underwriting, according to which our management is authorized, without the need to obtain further shareholder approval, to enter into, from time to time, underwriting and/or management and/or marketing and/or distribution agreements with Eurocom Underwriting or any group of underwriters which includes Eurocom Underwriting, for the purpose of private and/or public issuances of our securities.  Eurocom Underwriting is controlled by Mr. Shaul Elovitch, our controlling shareholder and chairman of our Board of Directors.  No amounts were paid under the agreement in the three years ended December 31, 2011.

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

Intercompany Agreement

In February 2008, B Communications entered into an execution services agreement with Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides B Communications with various financial services.  Under the agreement, Eurocom Capital handles the execution of the financial investments of B Communications pursuant to direct instructions from our chief financial officer, which is based on a policy that was established by its management and approved by the Board of Directors of B Communications.  In consideration for these services, B Communications agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms.  B Communications paid Eurocom Capital an aggregate amount of NIS 283,000, NIS 470,000 and NIS 620,000 ($162,000) in fees for its services in the years ended December 31, 2009, 2010 and 2011, respectively.

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

Chief Executive Officer Employment Agreement

We have entered into an arrangement with Eurocom Communications, and B Communications according to which Mr. Turgeman will provide Management services to us, B Communications and Eurocom Communications. In consideration for such services, each of Eurocom Communications, Us and B Communications will bear 33% of Mr. Turgeman services costs.

We have entered into an arrangement with B Communications with respect Mr. Eli Holtzman, our former chief executive officer, according to which we shared his employment costs with B Communications.  In connection with Mr. Holtzman's retirement from his positions in both companies, we entered into an additional arrangement with B Communications, according to which we will pay Mr. Holtzman a one-time retirement award of $800,000 and a monthly payment and other benefits for 15 month period commencing October 2011.  B Communications paid Mr. Holtzman one half of one monthly payment.

Bezeq Group guidelines

On March 7, 2011, Bezeq’s board of directors resolved to adopt guidelines and regulations to classify a transaction by Bezeq, its subsidiary or associate with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in the Securities Regulations (Annual Financial Statements), 2010.  These guidelines and regulations are used to examine the scope of disclosure in periodic reports, prospectuses (including shelf offering reports) and immediate reports regarding a transaction of Bezeq, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest.

        From time to time, Bezeq and its subsidiaries or associates enter into negligible transactions, which are not extraordinary transactions, with an interested party in Bezeq or with related parties, including transactions for the sale or purchase of products and services, such as communication products and services, including fixed-line and cellular handsets, software development products and services, maintenance services, voice-mail service agreements, rental transactions of real estate properties and advertising services.

        In the absence of special, qualitative considerations in the circumstances, a transaction that is in Bezeq’s regular course of business, is carried out in market conditions and has no material effect on the Bezeq, is deemed negligible if all the following parameters exist:

•	The amount of the transaction does not exceed NIS 10 million;

•	Bezeq is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law; and

•	The transaction does not address the employment terms (as set out in the Companies Law) of the interested parties or their relatives.

According to the provisions of the Companies Law, as may be from time to time amended, the audit committee will once a year prior to publication of the annual reports, review the parameters set out above and the need to update them. The board of directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

In general, each transaction will be tested separately for negligibility. Nevertheless, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million.

In 2011, the Bezeq Group entered into negligible transactions, which are not extraordinary transactions, with interested parties of Bezeq or entities in which the controlling shareholder has a personal interest, of the types and nature stipulated in the negligible transactions above. The Group's transactions with a controlling shareholder or entity in which the controlling shareholder has a personal interest, and which are not extraordinary, are classified by the Company as negligible or not negligible, based on the guidelines in the negligible procedures.

Transactions that are not negligible:

DBS has engaged in the following transactions with ADB and Eurocom Digital:

•
Acquisition of yesMaxHD converters, based on a framework agreement signed in 2011, and upgrade (partial or full, at the discretion of DBS) of the hard-drives of the converters, at a total cost of $10.3 million to be shipped by sea (should Bezeq require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for air delivery). In 2011, DBS ordered two additional shipments of yesMaxHD decoders from Eurocom Digital and from ADB, based on the existing framework at an overall cost of $20.7 million and $9.8 million.  In addition, DBS will be entitled, without payment, to development days equivalent to a total value of NIS 105,000 for converter upgrades in the future; DBS will be given the option, at its exclusive discretion, to acquire handling services at manufacture ordering stages, for holding and storage of inventories in Israel, and for delivery to DBS’s warehouses. If DBS decides to exercise the foregoing option, for all the converters, the additional payment will be up to $250,000 for the entire quantity approved under this engagement.

•
In 2011, DBS received a dollar credit from Eurocom Digital for another 60 days, or the additional credit period, for the purchase of the converters.  The payment according to the framework agreement is due end of month, or EOM, + 35 days and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The average amount of the credit is estimated to be NIS 11 million and payment of the annual interest is estimated to be NIS 578,000.  In 2011, DBS received credit for an additional period, the scope of which is estimated to be an average of NIS 12 million and payment of the annual interest is estimated to be NIS 724,000.  In 2012, DBS received credit for an additional period, the scope of which is estimated to be an average of NIS 15 million and accordingly, payment of the interest is estimated to be NIS 437,000.

•	Purchase of power supply packs for yesMaxHD converters from Eurocom and from ADB for the period through May 31, 2012, at a total cost of $131,000.

•
Amendment to the engagement between with Eurocom and ADB with regard to some of the converters (approx. 50% of the original quantity approved) so that the addition to the maximum over the cost of the original engagement (due to the rise in hard drive prices) will not exceed $1.053 million.  The Amendment was approved by the general meeting of Bezeq’s shareholders on March 27, 2012.

•
On March 7, 2012, the Bezeq board of directors also approved an order of power supply packs for yesMaxHD converters from Eurocom Digital and from ADB, for a period until December 31, 2012, at a total cost of $130,000.

Amendment of letters of indemnification for directors and officers who are controlling shareholders or their relatives

On October 26, 2011, the shareholders at Bezeq’s general meeting approved (subsequent to the approval of Bezeq’s audit committee and the board of directors) an amendment to the letters of indemnification granted to officers currently employed by Bezeq who are directors, or officers who are controlling shareholders of Bezeq, or their relatives, with regard to the  Securities Authority Streamlining of Administrative Enforcement Law, so that the amended letters of indemnification will also allow indemnity for officers regarding payment to victims of the infringement or for expenses expended by the officer with regard to certain proceedings held concerning him/her, including reasonable litigation expenses, and including legal fees.

On December 15, 2011, our shareholders at our extraordinary general meeting approved (subsequent to the approval of our audit committee and our board of directors) a similar amendment to the letters of indemnification. See Item 6C – “Board Practices - Exculpation, Indemnification and Insurance of Directors and Officers.”

 Framework transaction for D&O liability insurance

On April 13, 2011, the shareholders at Bezeq’s general meeting (subsequent to the approval of Bezeq’s audit committee and board of directors) approved a framework transaction for a period of three years from April 14, 2011 through to April 13, 2014, for Bezeq’s engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers, as may be elected or appointed from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in Bezeq, and all by way of a framework transaction as defined in the Companies Regulations (Reliefs in Transactions with an Interested Party), 2000.  Bezeq will acquire a policy with a liability limit of $100 million per claim and in total for each insurance year, and up to $20 million per claim and in total for the insurance period for legal expenses in Israel only. The cumulative liability limit for Bezeq’s subsidiaries is half of the above liability limit. The annual premium that Bezeq may pay will not exceed $185,000 with the addition of up to 20% of this amount.  Bezeq will be permitted to acquire insurance with liability limit exceeding $100 million provided that the annual premium that it will pay will not exceed $185,000 with the addition of up to 20% of this amount. Any purchase of a new insurance policy in the future must be approved by Bezeq’s audit committee and the board of directors, which will determine whether it complies with the terms of the framework transaction.

Engagement in an officers liability insurance policy for one year

On April 13, 2011 the shareholders at Bezeq’s general meeting (subsequent to the approval of Bezeq’s audit committee and board of directors) approved Bezeq obtaining a directors and officers liability insurance policy for a one year period beginning April 14, 2011 and through April 13, 2012. The annual premium that Bezeq was authorized to pay was $185,000. The liability limit is $100 million per claim and in total for each insurance year, and up to $20 million per claim and in total for the insurance period for legal expenses in Israel only. The cumulative liability limit for subsidiaries is half of this amount of the above liability limit.

On March 7, 2012, Bezeq’s board of directors, subsequent to approval of its audit committee and after determining that it complies with the terms of the previously described framework transaction, determined to approve Bezeq’s obtaining a directors and officers liability insurance policy for one year period beginning April 14, 2012 and through April 13, 2013.  Bezeq will pay an annual premium of up to $220,000.  The liability limit is $100 million per claim and in total for each insurance year and up to $20 million per claim and in total for the insurance period for legal expenses in Israel only. The agreement was approved, including with regard to directors who are controlling shareholders or their relatives, in accordance with the applicable requirements.

Transactions not included in section 270(4) of the Companies Law and are not negligible

Incurrence of debt by DBS

On March 7, 2011, Bezeq’s board of directors (subsequent to approval of its audit committee) approved Bezeq’s vote in the general meeting of shareholders of DBS in favor DBS incurring up to NIS 120 million of debt.

Confirmation of receipt of preliminary commitments to purchase debentures

On June 28, 2011, Bezeq’s board of directors approved (subsequent to approval of its audit committee) preliminary commitments from Eurocom Capital Underwriting Ltd., a company indirectly controlled by Eurocom Communications, in the tender for classified investors regarding a public offering of debentures (Series 6 to 8.  In Bezeq’s institutional tender of June 28, 2011, preliminary commitments were received from Eurocom Capital Underwriting amounting to 5% of the total debentures relevant to the preliminary commitments from classified investors for each of the three series. Eurocom Capital Underwriting did not hold any of the three series of debentures and they were sold in the open market.

Previous agreements between the Eurocom Group and Bezeq Group

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

On July 29, 2010, the general meeting of the shareholders of Bezeq (following approval by the audit committee and the board of directors of Bezeq) approved Bezeq's vote at the general meeting of DBS in favor of the agreements between DBS and Advanced Digital Broadcast S.A., or ADB, and Eurocom Digital Communications Ltd. for the purchase of 47,500 yesMaxHD converters at a cost of $ 9,796,400 and for obtaining US dollar supplier’s credit for a further period of 60 days from Eurocom Digital

On March 7, 2010, Bezeq’s Board of Directors approved an agreement with DBS (after approval of its audit committee)  as follows: (i) for an additional order of yesMaxHD decoders from Eurocom Digital Communications and from ADB, in accordance with the existing framework agreement and to upgrade (partial or fully optional, at the discretion of DBS) the hard drive of the converters at an overall cost of  $10.3 million (for sea shipment) (should DBS require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for the air shipment); (ii) subject to the approval of shareholders at a general meeting of shareholders of Bezeq, receipt of USD supplier’s credit from Eurocom Digital Communications for another 60 days for the purchase of the converters (the payment terms set out in the framework agreement is EOM + 35; and (iii) the purchase of  $130,000 of  power supplies for yesMaxHD converters from Eurocom Digital Communications and from ADB, until May 31, 2012.

DBS entered into a series of agreements with Spacecom, a company controlled by Eurocom Holdings and Eurocom Communications, for the use of space segments of the Amos 2 and Amos 3 satellites owned by Spacecom. DBS paid Spacecom NIS 87 million (approximately $23 million) in lease fees in each of 2010 and 2011.

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

Bezeq makes provisions in its consolidated financial statements for certain of the legal proceedings to which it or other Bezeq Group Consolidated Companies is a party. These provisions are aggregated into groups based on the type of activity and claim.  As of March 14, 2012, Bezeq has made an aggregate provision of NIS 167 million ($44 million) for its pending litigation.  In the opinion of the managements of the Bezeq Group companies, the additional exposure as at December 31, 2011, for claims filed against the Bezeq Group companies on various matters and which are unlikely to be realized, amounts to NIS 13.1 billion (approximately $3.4 billion) of which NIS 1.1 billion ($270 million) is for claims which at this stage cannot be assessed.  This amount and all other amounts in this section are linked to the CPI and are stated net of interest.  The foregoing amounts do not include additional potential exposure that Bezeq may have attributable to pending motions to certify lawsuits as class actions that do not state the amount claimed if the motion is approved.

Our reporting policy is based on Bezeq's reporting policy, which is based on considerations of quality and of amount.  Bezeq determined that the minimum reportable amount deemed to be material would be events affecting net profit by 5% or more of Bezeq's ongoing operations according to its latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 130 million or more which meet the 5% of net profit standard according to the Bezeq financial results for the year ended December 31, 2011, and legal proceedings in which the amount claimed is not stated in the statement of claim (except for claims that on their face do not reach the above amount), or claims that Bezeq believes have other aspects and/or implications beyond their monetary amount.  In addition, the claims described below are updated in accordance with the updates we receive from Bezeq and with the public filings of Bezeq with respect to such claims.

On September 2, 2007, a claim was filed with the Tel Aviv District Court together with a motion to certify it as a class action against several corporations operating eCommerce sites, including Goldmind’s P1000 website, which was ours at the time, as well as against several suppliers.  The petitioners claimed that these sites have deceived and defrauded participants in online auctions by unrightfully preventing them from wining products that the sites determined as “under-priced.” The plaintiffs also claimed that this practice was carried out through the use of fictitious bidders during the auction process.  On June 1, 2011, the Court rejected the motion to certify the claim as a class action against all respondents, as it ruled, among other things, that the plaintiffs did not prove any of the pre-conditions for the certification of a class action according to the Israeli law.  The Court further ruled that plaintiffs shall pay the respondents costs totaling approximately NIS 900,000.  On July 17, 2011, the plaintiffs appealed the decision to the Supreme Court.

Bezeq

In February 2002, a notice of a party to a collective labor dispute was filed in the Regional Labor Court in Jerusalem by the Histadrut in the name of all of Bezeq employees.  The applicant alleged that payments for grossing up of tax, the administrative on-call duty component and clothing allowances which were and are paid to Bezeq employees, should be included when determining the salary of each employee for purposes such as calculation of payments in respect of retirement, redemption of holiday pay, bonuses, acclimatization payments, percentage increments and hourly pay value, and that various payments and provisions should be made for them, including for pension purposes.  In April 2006, the court rejected the notice.  An appeal was filed, in which it was alleged that the decision was procedurally void and the hearing was returned with the consent of the parties and the Attorney General who had joined the claim to the Regional Labor Court. Subsequently, the notice was struck for procedural reasons and on February 10, 2010 a new notice was filed, which relates only to the on-call fee component.  Under the notice the Court was asked to determine that the on-call fee component be included in the hour value for calculating overtime pay and for calculating redemption of annual vacation pay.

In October 2011, a former employee of Bezeq filed a claim against Bezeq with the Regional Labor Court in Tel Aviv. The main purpose of the claim was a request to refund wage differences that allegedly resulted from a failure to include on-call fees and premiums in the hourly rate when calculating overtime and the redemption of vacation days.  The claimant applied for certification of the action as a class action in the amount of NIS 150 million in the name of certain of Bezeq's employees and pensioners. The claim was dismissed on April 29, 2012 pursuant to the claimant's request.

Four claims filed from 2003 to 2005 by various plaintiffs are pending against Bezeq, the Israel Broadcasting Authority and the State of Israel, for compensation in respect of bodily injury and property damage allegedly caused by prohibited radiation from the Hillel broadcasting station.  Three of the claims are for bodily injury and are being heard in the District Court for the Central District (the amount of the first claim is stated to be more than NIS 15 million, the second does not state an amount, and the third is for NIS 46 million). The plaintiffs in these three claims filed an application to consolidate the hearings and the Court instructed that the proceedings be halted and be reopened, if necessary, only after the plaintiffs comply with the Court's decision relating to the filing of documents and affidavits.  The fourth claim is being heard in the Tel Aviv District Court and is for alleged property and money damages.  The amount of the original claim was approximately NIS 141 million, but due to non-payment of the court fee by some of the plaintiffs and denial of their application for exemption from paying the fee, some of the plaintiffs were struck from the claim. The current amount of the claim is approximately NIS 23 million.  On December 31, 2003, Bezeq ceased all broadcasts from the Hillel station, as demanded by the State and the Broadcasting Authority.

In November 2006, a claim was filed with the Tel Aviv District Court against Bezeq together with an application for its certification as a class action, in the amount of approximately NIS 189 million, alleging unlawful collection of money in cases of disconnection due to non-payment.  Following the opposition of Bezeq to broadening the claim, the plaintiff filed an additional claim with the District Court for the Central District in February 2011, with an application for its certification as a class action, for approximately NIS 44 million, alleging that there should have been a rebate of payments for "associated services" for the period during which the line was disconnected.  The additional claim was dismissed by summary judgment on March 28, 2012.

In November 2006, a claim and application for certification as a class action was filed with the Tel Aviv District Court against Bezeq, Pelephone, HOT, Cellcom and Partner, in the amount of NIS 158 million.  The plaintiffs allege that when completing a call made from a cellular line to a fixed line, if the call is disconnected by the fixed line call recipient, Bezeq and HOT delay sending the disconnection signal for approximately 60 seconds, which is then reflected in airtime costs and interconnect fees.  In a procedural arrangement among the parties, it was decided that the claim would be heard against Bezeq and HOT, while the claim against Pelephone, Partner and Cellcom would be heard as part of a similar claim filed against them in August 2006 alleging damages of NIS 100 million.  On October 28, 2010 the Court denied the application and on December 16, 2010 the plaintiffs filed an appeal of the decision in the Supreme Court.

In July 2010, a claim and application for its certification as a class action was filed in the District Court for the Central District against Bezeq, alleging that Bezeq deceives its customers by offering them subscription plans for a fixed monthly payment that result in the subscribers purchasing packages of air-time that they do not fully use. The plaintiff is seeking restitution of the difference between the amount paid by the customers for the subscription plan and the amount that they should have paid, which the plaintiff estimates to be tens of millions of shekels. The plaintiff is also claiming compensation of NIS 1,500 per customer for alleged invasion of privacy.

In September 2010, a claim was filed against Bezeq with the Jerusalem District Court by the Ministry of Communications, the Israeli Defense Force Commander for the Administered Territories and the Civil Administration in the Administered Territories, in the matter of payment of fees of approximately NIS 74 million for the payment of taxes for erecting and operating microwave trunks in the Administered Territories.  On April 2, 2012 the Court approved a settlement agreement between the parties, according to which Bezeq will pay an aggregate of NIS 26 million linked to the Israeli CPI from February 2010.

In January 2011, the following four claims arising from a malfunction in Bezeq's network on January 25, 2011, together with applications for their certification as class actions were filed against Bezeq: (i) a claim estimated at NIS 104 million in the Nazareth District Court; (ii) a claim estimated at NIS 135 million in the District Court for the Central District; (iii) a claim estimated at NIS 84 million in the Haifa District Court; and (iv) a claim estimated at NIS 217 million in the Tel Aviv District Court.  Subsequently, all four claims were transferred to the Tel Aviv District Court and on November 27, 2011, the court decided to consolidate the hearing of the last two claims and to dismiss the first two claims. The plaintiffs allege that Bezeq’s customers were disconnected from Bezeq's services and were unable to make proper use of their telephone lines, resulting in losses.

On November 10, 2011, a Bezeq shareholder who allegedly holds 1,162 shares filed an application with the Economics Department of the Tel Aviv District Court for approval to file a derivative action in the claiming damages of NIS 900 million against Bezeq's incumbent directors and against a former director.  The application alleges, among other things, that the Board members breached their duty of care and fiduciary obligations towards Bezeq (and with respect to a director who is the controlling shareholder, his duty of fairness as well) by approving the incurrence loans worth billions of shekels, which allegedly were not used for Bezeq's benefit and were designated for the distribution of dividends for the purpose of reducing the financing costs of Bezeq's controlling shareholder, and were therefore in a conflict of interests between their own personal benefit and that of Bezeq.  The plaintiff, further alleged that Bezeq suffered losses in the form of significant financing expenses in respect of those loans. The plaintiff alternatively alleged that the resolutions passed by the Board of Directors with respect to the loans created a tax exposure for Bezeq due to the fact that the financing expenses are not recognized for tax purposes.  On January 26, 2012, Bezeq and the Board of Directors submitted their answer, requesting a dismissal of the application. In a preliminary hearing that took place on April 29, 2012, Bezeq and the directors challenged the standing of the petitioner.  The Court subsequently decided that Bezeq and the directors should file a formal motion for summary judgment stating all their preliminary arguments.

In 2003, Bezeq filed a claim with the Regional Labor Court in Tel Aviv against the Makefet Fund for compensation claiming a breach of the agreement between Bezeq and Makefet with respect to the calculation of the cost of early retirement of employees who were transferred to Bezeq from the Ministry of Communications. The amount claimed by Bezeq was NIS 280 million.

In October 2011, an action was filed with the Tel Aviv District Court, together with an application for its certification as a class action, alleging that Bezeq unlawfully broadcasts its own advertising on the Music on Hold (music played to callers while the dial-up to a Bezeq subscriber is under way) about subscribing to the service.  The plaintiffs estimate the total amount of the claim for all members of the group at NIS 199.5 million, and it includes a request to refund the service fees to subscribers for the service as well as a request for compensation in respect of prohibited advertising (for callers to subscribers to the service). The claim seeks damages from the date on which Bezeq commenced this service.

In February 2012, an action was filed with the Jerusalem District Court, together with an application for its certification as a class action, against Bezeq, Pelephone and two other cellular companies. The plaintiffs allege that the respondents do not offer the handicapped members of the public accessible handsets and services in an appropriate manner, and that they are therefore in breach of the law and the regulations. The plaintiffs applied to certify the claim as a class action in the name of a group of handicapped persons and they are petitioning for an order to instruct the respondents to rectify the alleged deficiencies and to allow accessible service for handicapped people.  The plaintiffs are also claiming monetary compensation of NIS 361 million against all the respondents for the losses they allege (monetary loss, non-monetary loss, and infringement of autonomy).

In October 2008, a DBS shareholder filed an arbitration claim against Bezeq and another shareholder of DBS, alleging damages it sustained purportedly due to the conduct of Bezeq and the other shareholder of DBS with respect to the management of DBS and the use of DBS to promote objectives that are alien to the shareholders agreement. The plaintiff is petitioning to cancel the agreement, for restitution and compensation. The amount of the claim is NIS 160 million.  On July 5, 2011, a settlement agreement was entered into whereby the plaintiff agreed to sell her holdings in DBS and to the dismissal of the claim. The settlement was approved in an arbitration ruling on August 2, 2011.

In July 2010, a claim was filed with the Tel Aviv District Court, together with an application for its certification as a class action, against Bezeq.  The plaintiff alleges that due to a malfunction of telephone lines (which allegedly was not repaired by Bezeq for 34 hours), Bezeq's subscribers were unable to make calls to HOT Telecom telephony subscribers. According to the plaintiff, Bezeq caused its subscribers various wrongs in respect of which the plaintiff demands compensation in the amount of NIS 100 per subscriber. The plaintiff estimates the total amount of the claim at NIS 250 million. In 2006, an application was submitted to approve a class action for the same event in the name of HOT Telecom subscribers. The claim was settled with a compromise in 2009. On April 13, 2011, the court approved the plaintiff's abandonment of the motion.

In September 2000, a claim was filed against Bezeq with the Regional Labor Court in Jerusalem by 2,423 retired employees of Bezeq who had been employees of the Ministry of Communications and were reassigned to Bezeq when it was established.  The plaintiffs petitioned for declaratory relief to the effect that grossed up tax payments, clothing supplements and wage incentives are ordinary wages which should be considered part of their effective wage for pension purposes and for the purpose of payments given upon retirement, and should therefore be included in the hourly calculation when calculating percentage supplements. The plaintiffs also petitioned for declaratory relief to the effect that their last effective wage for pension should be calculated based on their last wage and not based on an average.  Subsequently, the claim was amended so that all the requested relief relating to the plaintiff's pension rights was deleted from the statement of claim.  The plaintiffs also reduced their claim to the wage incentive component and retracted their claim to the grossed up tax and clothing components.  In January 2007, another claim was filed with the Regional Labor Court in Jerusalem by 85 retired employees who had been transferred to Bezeq from the Ministry of Communications, claiming declaratory relief to the effect that payment of grossed up tax, clothing and wage incentives should be included in the effective wage with respect to rights under the Work Hours and Rest Law and the Annual Vacation Law. This claim was consolidated with the September 2000 claim and on December 16, 2008, the court dismissed the consolidated claim and determined that the premium paid to the plaintiffs is a real contingent supplement and that the premium component should not be included in the hourly value for the purpose of calculating compensation for overtime or when redeeming annual vacation which is paid as part of post-employment benefits. On March 3, 2009, an appeal was filed in the National Labor Court, which was rejected on December 21, 2011.

In September 2010, a claim was filed with the Tel Aviv District Court, together with an application for its certification as a class action, against Bezeq. The claim alleges that Bezeq violated the Consumer Protection Law in that it avoided providing its customers with a written document that includes the details required under the Consumer Protection Law when changing or adding to an agreement as part of an on-going transaction. The plaintiff petitioned for mandamus and declaratory relief to order Bezeq to comply with the provisions of the law, and for monetary relief (financial and non-financial) from October 10, 2008 up to the date of the filing of the claim, in the amount of NIS 98 million. In October 2010, similar claims were filed by the plaintiffs against Pelephone, Bezeq International and DBS.  On September 20, 2011, the plaintiff filed an agreed application for abandonment and on November 22, 2011, the application was approved.

Pelephone

In December 2000, the State of Israel filed a claim with the Tel Aviv District Court (subsequently moved to the District Court for the Central District) with respect of royalties allegedly owed for the period from January 1994 until February 1996.  The amount claimed was NIS 260 million, including principal, linkage differences and interest. In September 2010, the Court accepted some of the State’s arguments. The amount Bezeq was obligated to pay amounted to approximately NIS 150 million, including principal, linkage differences and interest.  The sum was paid in October 2010. In October 2010, Pelephone filed an appeal with the Supreme Court.

In September 2001, a claim was filed with the Ramallah District Court by Paltel, the General Public Palestinian Communications Company Ltd., against Pelephone and another company.  The plaintiff alleges that, among other things, the defendants supply cellular communication services to the residents of the West Bank and the Gaza Strip, without a license, thereby violating various provisions of law and prejudicing the exclusive rights of the plaintiff.  The relief requested includes a permanent injunction preventing the defendants from providing communications services in such areas, as well as monetary compensation of NIS 676 million from Pelephone.  The process of serving the claim was halted by the Attorney General and notice by publication which had been sent by registered mail was returned through the Ministry of Justice.  Pelephone learned that the Ramallah court may have given a decision in the claim, however, Pelephone does not recognize its jurisdiction.  If an attempt is made to submit such decision for the approval of the Commissioner for Legal Aid at the Ministry of Justice, or to enforce it in any other way, Pelephone will act to prevent such approval and/or enforcement of the decision and/or execution proceedings.

In August 2006, a claim was filed with the Tel Aviv District Court together with an application for its certification as a class action to refund amounts in respect of the time of disconnecting calls made from a cellular network to the Bezeq or HOT networks.  In October 2010, the Court dismissed the claim and in December 2010, the claimants filed an appeal with the Supreme Court.  In October 2011 the Supreme Court rejected the appeal.

In December 2007, a claim was filed with the Tel Aviv District Court against Pelephone, Cellcom and Partner, together with a motion to certify it as a class action in the amount of NIS 1 billion.  The claim relates to alleged radiation damage from cellular antennas which were ostensibly erected unlawfully.  On February 28, 2012 the parties notified the Court that they need an additional time to reach an agreement.  In the event that an agreement will not be reached the legal procedure will continue.

In July 2008, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against Pelephone for a total amount of NIS 240 million.  The claim is for the refund of amounts which the plaintiffs allege were over-collected from Pelephone's subscribers and is divided into three causes and separate groups of plaintiffs: (i) an allegation that when making a "dial-on" call from the 144 information service (i.e. continuation of the call to the subscriber whose number was requested, without disconnecting the call) Pelephone charges for the airtime until the called party answers in violation of Pelephone's license. The amount claimed is approximately NIS 24 million; (ii) an allegation that Pelephone collects interest in arrears from subscribers who are late in paying Pelephone, as well as "rescheduling" interest where payments are rescheduled, in violation of Pelephone's license. The amount claimed is approximately NIS 48 million; and (iii) an allegation that Pelephone collects payments in respect of a standing order, handling fees for the voucher and commission for payment of a voucher at a service center, in contravention of its license. The amount claimed is approximately NIS 168 million.  On October 5, 2011, the Court gave the plaintiffs an option to abandon the claim without ordering expenses against them.  On October 18, 2011, the plaintiffs notified the Court that they insist on proceeding with the claim and the parties agreed to submit written closing arguments.

In August 2009, a claim was filed with the District Court for the Central District together with an application for its certification as a class action, alleging that Pelephone saves SMS messages sent through the Pelephone network on its systems.  In September 2011, the Court approved a compromise reached by the parties, according to which Pelephone will supply 4 million SMS units to be used by charitable associations and paid lawyers’ fees and insignificant owners' expenses.

In August 2009, a claim was filed with the Tel Aviv District Court, together with an application for its certification as a class action, against Pelephone and other respondents in respect of services provided by the respondents and charged for through cellular phone bills (information sent by SMS). In September 2011, the plaintiff filed an application to withdraw from the action and a ruling was issued approving the abandonment.

In October 2009, a claim was filed with the Tel Aviv District Court, together with an application for its certification as a class action, against Pelephone.  The plaintiff alleges that Pelephone was in breach of its license in that it offered benefits for purchase of a handset and refunded competitors' penalties, for a period that is longer than the 18-month commitment period.  In February 2012, the court approved the plaintiff's abandonment of the application for certification as a class action.

In March 2010, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against Pelephone and Cellcom.  The total amount of the claim is approximately NIS 4.2 billion and the amount of the claim against Pelephone is NIS 2.1 billion.  The plaintiffs claim that Pelephone acts in contravention of its license and the law in that it does not purchase insurance covering its liability for bodily damage arising from exposure to cellular radiation.  The application also seeks an order instructing Pelephone to take out such insurance.  On October 25, 2010, the Court requested the Minister of Communication to provide its position on this issue.  When the position is submitted to the Court, the parties will have an opportunity to respond.

In May 2010, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against the four cellular companies (Pelephone, Partner, Cellcom and Mirs), where the amount of the claim against each of Pelephone, Partner and Cellcom is NIS 3.68 billion and the total amount of the claim (against the four companies) is more than NIS 12 billion.  The plaintiffs argue that the cellular companies are in breach of the following duties: (i) to erect cellular antenna sites of the required scope, proportion and deployment; (ii) to check, correct and provide information about the non-ionizing radiation values in cellular handsets after repair, etc.; and (iii) to warn against the risks involved in how the cellular handset is held.  The application seeks other declaratory relief and applications for writs of mandamus.

In June 2010, a claim was filed with the District Court for the Central District, together with a motion to certify it as a class action, for a personal amount of NIS 958 (plus linkage and interest) against Pelephone.  The total amount of the action is not stated, but the application notes that it is estimated to be in the hundreds of millions of shekels.  According to the claim, Pelephone collects payment from its customers for services that  the customers have not requested and transfers their personal information to external suppliers without their approval, which contravenes the agreement with its subscribers and the law.  The claim is for restitution of those fees and for orders instructing Pelephone, among other things, to cease such actions.  On March 12, 2012, the Court rejected the motion to certify the claim as a class action and dismissed the personal claim of the plaintiff.

In August 2010, a claim was filed with the District Court for the Central District, together with a motion to certify it as a class action, against Pelephone.  The amount of the claim is not stated, but the application is estimated to be in tens of millions of shekels.  According to the plaintiff, Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel.  The application also seeks an order instructing Pelephone to cease charging its customers for the services they use outside Israel and an order instructing that the fees collected to date be refunded.  A pre-trial hearing is scheduled for May 23, 2012.

In October 2010, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against Pelephone and others. The plaintiffs are seeking restitution of the amounts collected for services provided by respondents Unicell, Telemeser and Select by cellular telephone.  In May 2011, the applicants abandoned the application and undertook not to file it again, with the approval of the Court.

In October 2010, a claim was filed the Tel Aviv District Court, together with a motion to certify it as a class action, against Pelephone. The plaintiff alleged that Pelephone is acting in contravention of the Consumer Protection Law by failing to provide its customers with a written document containing the details when entering into an agreement to change or add to a continuing transaction. In June 2011, the Court approved the abandonment of the claim.

In January 2011, a claim was filed with the Jerusalem District Court, together with an application to certify it as a class action.  The plaintiff alleged that he purchased two Samsung handsets but was unable to use them for surfing the Internet even though he purchased surfing services. In February 2012, the Court approved the applicant's abandonment of the certification and ordered him to pay court expenses.

In June 2011, a motion was filed in the Tel Aviv District Court, together with an application to certify it as a class action, against Pelephone, Partner and Mirs. The alleges the sale of accessories for carrying handsets on the body that do not comply with the instructions of the handset manufacturers and the Ministry of Health with respect to non-ionizing radiation. In addition to financial relief, additional relief in the form of an injunction to prohibit the sale of these items, or alternatively to publish a warning, was requested. In September 2011, the action against Pelephone was dismissed, after the Court concluded that there was no firm evidence for the filing of an action against Pelephone

In August 2011, a motion was filed with the District Court for the Central District against Pelephone, Cellcom, and Partner, together with an application for its certification as a class action. The amount of the claim against the respondents is not specified. The action alleges that the carriers round up to a whole minute the call time of calls made overseas, which is alleged to be contrary to the provisions of the license and in contravention of applicable law.

In December 2011, a claim was filed with the Tel Aviv District Court, together with an application for its certification as a class action, against Pelephone for a total amount of NIS 381 million.  The plaintiff alleged that Pelephone unlawfully updated its service tariffs for business customers.

In February 2012, a claim was filed with the Jerusalem District Court against Pelephone, Cellcom, Partner and Bezeq, together with an application for its certification as a class action, for a total amount of NIS 361 million.  The claim alleges violations with respect to the carriers provision of telecommunication services to handicapped customers.

On March 2012, a claim was filed against Pelephone with the Tel Aviv District Court together with a motion to certify the claim as a class action. According to the plaintiffs, who allege that they are Pelephone’s customers, Pelephone misrepresented that it provides high speed Internet, when tests conducted by the plaintiffs allegedly show that the surfing speed is lower than stated by Pelephone and that the actual download speed is 2 MBPS and the actual upload speed is 1 MBPS, on average.  The remedies sought in the claim are an injunction preventing Pelephone from continuing to make the alleged misrepresentations and seeking monetary relief in the aggregate amount of NIS 242 million as a compensation for the damages allegedly suffered by Pelephone subscribers that are described in the claim.

On April 23, 2012, the Haifa District Court approved the withdrawal of a claim and motion to certify the claim as a class action, which was filed against Pelephone in November 2011.  The claim, which alleged damages of approximately NIS 285 million, contended that Pelephone’s service centers were breaching their customers’ rights to privacy by unlawfully recording their conversations without their knowledge.

Bezeq International

During the second quarter of 2008, four claims were filed with the District Court for the Central District together with an application for its certification as a class action against Bezeq International. The four claims were later consolidated into one claim.  The claims related to the use of international calling cards to the Philippines, Thailand and Nepal.  The plaintiffs, who are foreign workers, claimed, among other things, that (i) the calling cards provide an average of 50% of the call duration indicated to the purchasers of the cards; (ii) when Bezeq International deduct the time spent on unsuccessful call attempts it does not use units of round minutes as it indicates; (iii) Bezeq International provides misleading information about the number of units on the card; and (iv) it formed a cartel with other international communication companies that raised the prices of calling cards.  The plaintiffs seek court approval to file their claim as a class action on behalf of groups of people that include anyone who purchased the relevant calling cards during the seven year period prior to filing the claim or during the proceedings themselves.  The plaintiffs estimate that the damages caused to all the members of the group is NIS 1.1 billion.  The plaintiffs also petitioned the Court to order the defendant to cease its alleged improper conduct. The court accepted the application for certification as a class action on the grounds of deception on November 3, 2010, but dismissed some of the grounds for the claimed action and ruled that the existence of deception, if existed, ceased after the purchase of a number of calling cards. Bezeq International filed a leave to appeal to the Supreme Court.  The proceedings in the District Court will be stayed until the ruling of the Supreme Court in the matter of the leave to appeal is determined.

On May 4, 2009, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against Bezeq International. The plaintiff alleged the improper increase in the tariffs for Internet access services following the first year of operation and improper charges for services that that it did not order. The plaintiff sought reimbursement of the excess amounts paid by entire group of customers, for whom the price of the services provided to them was raised after the first year, by NIS 216 million.  On June 5, 2011, the Court dismissed the claim and the motion to certifying it as a class action, and ordered the plaintiff to pay expenses of NIS 50,000.  On September 4, 2011, the plaintiff appealed the decision to the Supreme Court.

On January 24, 2010, a claim was filed with the District Court for the Central District, together with a motion to certify it as a class action, against Bezeq International and four other communication licensees. The plaintiffs request reimbursement of all the amounts the consumers were charged when they called a support call center and were required to pay for the call to the cellular operator and/or any other entity, and estimated the total amount of the claim against Bezeq International at NIS 105 million.  Similar lawsuits were also filed against Bezeq (in the amount of NIS 23 million) and against DBS (in the amount of NIS 4 million).

On April 13, 2010, Partner petitioned the Supreme Court to order the repeal of Article 11(B)(3) of the Communications (Telecommunications and Broadcasts) (Processes and conditions for obtaining a general special license for the provision of international telecommunications services) Regulations, 2004, which prevents it, as a cellular licensee, from obtaining a general license to provide international communication services. In view of the amended international operator's license regulations, the petition was struck out on March 24, 2011, at Partner's request.

On May 24, 2010, Partner filed another petition with the Supreme Court, in which it asked the court to issue an order prohibiting the Ministry of Communications from amending the Communication (Telecommunications and Broadcasts) (Payment for Interconnect) Regulations, 2000 so as to determine that for outgoing international calls from a cellular telephone, a uniform interconnect fee be set which is the same as the interconnect fee for incoming calls. According to the petitioner, such a decision narrows its license and is harmful to competition. On March 24, 2011, the petition was struck out, at Partner's request.

In October 2010, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against Bezeq International in in the amount of NIS 39 million.  The claim alleges that Bezeq International does not provide its customers with a written document as required under the Consumer Protection Law, when entering into an agreement to change or add to a continuing transaction. Similar claims by other plaintiffs were also filed against Bezeq, Pelephone and DBS.

On December 8, 2011, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against Bezeq International.  The plaintiffs alleged that during October 2011, Bezeq International failed to provide its Internet customers with the speed it had undertaken in their contacts. The plaintiffs are seeking restitution of the monthly charge and compensation for distress, and they estimate the total amount of monetary compensation claimed from Bezeq International to be NIS 120 million.

On February 19, 2012, a claim was filed with the Tel Aviv District Court, together with an application for its certification as a class action, seeking monetary damages against Bezeq International and two other licensees based on facts similar to those alleged in the 2008 action with respect to the use of international calling cards. The plaintiff  alleged that the Respondents misled customers who purchased dialing services by means of pre-paid international calling cards with respect to the number of minutes on the card. The applicant estimates the amount claimed from Bezeq International (as well as from each of the other respondents), in the name of the entire group, to be NIS 2.7 billion.

DBS

On December 13, 2010, a claim was filed with the Tel Aviv District Court, together with an application for its certification, against DBS seeking damages of NIS 600 million.  The plaintiff alleged that DBS violated its obligation to its customers by omitting broadcasts it was committed to air in its Basic Package, removed channels without approval and did not comply with its obligation to invest in quality genres and its obligations regarding the broadcast of commercials, promos and marketing and commercial content.  The applicant defined the group as all of the DBS's subscribers during the seven years prior to the filing of the action.  In October 2011, an application was filed with the court to approve a settlement according to which DBS will open a new channel for all its subscribers and the class representative and its attorneys will receive a monetary payment.  On February 26, 2012, the Attorney General's submitted its position regarding the settlement proposal, stating that the settlement cannot be approved in that it raises concerns that it is inappropriate, unfair, favors the members of the group, and that it fails to heed the rationales of the Class Action Law.  On April 22, 2012, pursuant to a motion to abandon the claim filed by the plaintiff with DBS’ consent, the Court approved the withdrawal of the claim.

In March 2011, the Consumer Protection Association conducted an investigation of the Chief Executive Officer of DBS.  As far as DBS is aware, the investigation centered on a suspected breach of the Consumer Protection Law by DBS regarding allegations of deception and lack of disclosure when entering into agreement with customers.  At the date of this annual report, DBS has not received any further information about the results of the investigation.

In April 2011, the District Court for the Central District accepted an agreed application for abandonment that was filed by the parties, and allowed the applicant to withdraw her motion to approve the claim as a class action against DBS in connection with the allegation that DBS was in fundamental breach of the provisions of the Consumer Protection Law due to its alleged failure to inform its customers of the end of the commitment period and the alleged collection of inappropriate payments at the end of the commitment period.

In October 2011, the Tel Aviv District Court, with the consent of the parties, dismissed a monetary claim that DBS had filed against Pace Micro Technology Plc, or Pace, in 2006, seeking damages of NIS 31.5 million, and a counter claim that Pace had filed against DBS and Eurocom Digital Communications.  The actions were dismissed following a settlement signed by the parties, according to which a new supply agreement was entered into between DBS and Pace, which proved among other things, that DBS will purchase $4.16 million of converters from Pace and Pace will supply DBS with an additional quantity of converters free of charge (the total value of which, under the terms of the converter purchase transaction, is approximately $1.8 million).

In November 2011, the Tel Aviv District Court struck out an application to certify a claim as a class action against DBS that alleged that DBS did not live up to its obligation to provide its customers with a document that outlines their right to cancel their contracts should they make a change and/or addition to the service provided to them under the "ongoing transactions.”  Similar claims were also filed against Bezeq, Pelephone and Bezeq International.

In January 2012, a settlement that was agreed upon in September 2011 was confirmed by the Tel Aviv District Court.  The settlement was in regard to a claim and a motion to certify it as a class action that had been filed against DBS in December 2010.  The claim alleged that DBS was in breach of its obligations to its hearing-impaired subscribers in that it did not comply with is obligations under the Equal Rights for Persons with Disabilities Law, 1998, and under the Television Broadcasting (Subtitles and Sign Language) Law, 2005, and violated the directives of the Council in this regard.  Under the settlement agreement, during the period of the benefit, DBS will provide an additional 90 hours that are accompanied by subtitles and sign language and pay a monetary sum to the class representative and his attorney.  On February 15, 2012, the parties published advertisements in the press announcing the approval of the aforementioned settlement.

In February 2012, a settlement was confirmed by the Tel Aviv District Court.  The settlement related to a claim and an application to certify it as a class action that was filed against DBS in 2007  alleging reception disturbances in DBS's broadcasts and problems in the functioning of DBS's service system during in September 2007.  Under the settlement, DBS will give anyone who was a subscriber during the period of the disturbances (from September 6, 2007 through October 9, 2007) and lived in communities in the north of Israel, as specified in the agreement, certain bonuses and pay a monetary sum to the class representative and his attorney.  It was further determined that the parties must advertise approval of the settlement in the press, and internal messages (yesmail) must be sent to subscribers who lived in northern communities during the period of the disturbances.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2011.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE.

	NASDAQ		TASE
Year	High	Low	High	Low
2007	$17.32	$9.68	NIS 68.20	NIS 36.01
2008	$12.20	$2.20	NIS 46.28	NIS 8.67
2009	$22.91	$4.28	NIS 77.54	NIS 8.86
2010	$34.19	$17.81	NIS 125.90	NIS 67.01
2011	$35.25	$10.7	NIS 124.90	NIS 38.23

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market (for periods subsequent to January 1, 2012), the NASDAQ and Global Market (for periods prior to January 1, 2012) and the TASE:

	NASDAQ		TASE
	High	Low	High	Low
2010
First Quarter	$32.91	$20.01	NIS 124.00	NIS 71.80
Second Quarter	$34.19	$21.84	NIS 125.90	NIS 84.35
Third Quarter	$23.65	$17.81	NIS 88.55	NIS 67.01
Fourth Quarter	$33.82	$22.55	NIS 121.30	NIS 83.26

2011
First Quarter	$35.25	$26.50	NIS 121.30	NIS 94.00
Second Quarter	$30.69	$21.15	NIS 106.00	NIS 73.50
Third Quarter	$23.09	$10.83	NIS 81.00	NIS 40.1
Fourth Quarter	$18.50	$10.07	NIS 65.63	NIS 38.23

2012
First Quarter	$11.98	$6.68	NIS 45.51	NIS 25.01
Second Quarter (through April 27)	$7.26	$5.00	NIS 25.41	NIS 19.06
Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low
November 2011	$16.50	$11.05	NIS 62.96	NIS 39.70
December 2011	$13.05	$10.73	NIS 49.50	NIS 42.91
January 2012	$11.98	$9.20	NIS 45.51	NIS 34.50
February 2012	$10.02	$6.74	NIS 37.11	NIS 28.80
March 2012	$8.00	$6.68	NIS 31.55	NIS 25.01
April 2012	$7.26	$5.00	NIS 25.41	NIS 19.06

B.	Plan of Distribution

            Not applicable.

C.	Markets

Our ordinary shares were listed on the NASDAQ Global Market (symbol: IGLD) from our initial public offering in August, 1999 until July 21, 2001, at which date the listing of our ordinary shares was transferred to the NASDAQ Capital Market.  From February 4, 2005 until December 31, 2010, our shares once again were listed on the NASDAQ Global Market and since January 1, 2011 our ordinary shares have been listed on the NASDAQ Global Select Market.  Since March 1, 2005, our ordinary shares have also been traded on the TASE.

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

On November 16, 2009, as part of the acquisition of the controlling interest in Bezeq, B Communications entered into an agreement to sell our legacy communications business (excluding certain retained indebtedness and liabilities) to a wholly-owned subsidiary of Ampal for NIS 1.2 billion (approximately $338 million).  The transferred assets include, among other things, all of the assets, properties, subsidiaries, inventories, contracts, intellectual property rights, licenses and permits related to or that were used in connection with the legacy communications business, excluding certain retained cash and other customary excluded assets and certain indebtedness and other liabilities.  In addition, substantially all of the executive officers and employees employed by B Communications in such business upon the effective date of the sale were hired by Ampal, and B Communications assigned and transferred to Ampal all education funds (“keren hishtalmut”), managers’ insurance policies and/or pension funds, severance pay funds and any other funds that had been reserved or contributed to by B Communications for such transferred employees.  Regulatory approvals for the sale of our legacy communications business were obtained from the Israeli Ministry of Communications, Antitrust Commission, Income Tax Authority and the Israeli Court.  The sale of B Communications’ legacy communications business to Ampal was completed on January 31, 2010, effective as of December 31, 2009.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. Israeli companies are generally subject to capital gains tax at the corporate tax rate. Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2012, scheduled gradual reduction of the corporate tax rate in future years was canceled, and the corporate tax rate was set to 25% for the 2012 tax year and is scheduled to remain at such rate for future tax years.

Tax on Capital Gains of Shareholders

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below).  The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2012, the Real Gain accrued on the sale of our Shares is generally taxed at a rate of 25% for corporations (24% in 2011) and a rate of 25% for individuals (20% in 2011).  Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company), the tax rate will be 30% (25% in 2011).  However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax. Generally, a semi-annual detailed return, including a computation of the tax due should be submitted to the Israeli Tax Authorities and a tax advance amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the tax advance should not be paid, if all tax due was withheld at the source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder.  Capital gains are also reportable on annual income tax returns.

Individuals

As of January 1, 2012, a shareholder will generally be subject to tax at 25% rate on realized real capital gain (if the shareholder is a Significant Shareholder, as defined above, the tax rate will be 30%). To the extent that the shareholder claims a deduction of financing expenses, the gain will be subject to tax at a rate of 30% (until otherwise stipulated in bylaws that may be published in the future).

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

Capital Gains Taxes Applicable to Non-Israeli Shareholders

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price (net of depreciation) which is attributable to the increase in the Israeli CPI between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the depreciation of the NIS against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed above.

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

Under Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the NASDAQ Global Select Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange, and (C) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents.

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

For purposes of this summary, a U.S. Holder is any beneficial owner of ordinary shares that is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder through 2012 will be subject to tax at a reduced maximum tax rate of 15 percent. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Passive Foreign Investment Companies

There is a risk that we may have been, be or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets. We do not believe that we were a PFIC in 2010 or 2011.

If we are a PFIC at any time during your holding period, dividends will not qualify for the reduced maximum tax rate, applicable to qualified dividend income, discussed above, you will be required to make an annual return on IRS Form 8621, and, unless you timely elect to “mark-to-market” your ordinary shares, as described below:

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

Additional Tax on Investment Income

In addition to the taxes on dividends and dispositions of our ordinary shares described above, recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on net investment income, which may include dividends and capital gains, for taxable years beginning after December 31, 2012.

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

Beginning with the 2011 tax year, U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

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

Effects of Changes in Interest Rates and the Israeli Consumer Price Index

The Series B Debentures that we issued in September 2007 and December 2009 and the Series C Debentures that we issued in September and December 2010 are linked to the Israeli CPI.  We also have marketable securities which are linked to the Israeli CPI.  A hypothetical 1% (based on December 31, 2011 statements of financial position) increase in the Israeli CPI would result in an increase in our expected financing expenses of approximately NIS 10.6 million ($2.77 million) and a hypothetical 1% decrease in the Israeli CPI would result in financing income of approximately NIS 10.6 million ($2.77 million).

The Series A Debentures of B Communications that were issued during the period of March 2007 to May 2007 are linked (principal and interest) to the Israeli CPI.  B Communications also has marketable securities which are linked to the Israeli CPI.  Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial expense by NIS 2.5 million ($0.7 million).

We pay interest on our short-term credit facility and credit line based on the Israeli Prime rate.  As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.

Of the NIS 3.5 billion ($916 million) of outstanding debt as of December 31, 2011, that B Communications incurred in connection with the acquisition of the controlling interest in Bezeq, NIS 1.8 billion ($471 million) is subject to variable interest rates and NIS 1.7 billion ($445 million) is subject to changes in the Israeli CPI.  Each increase or decrease of 1% in the variable interest rate will result in an increase or decrease in our yearly financial expense by NIS 18 million ($5 million) and each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in B Communications yearly financial expense by NIS 16 million ($4 million).

As of December 31, 2011, Bezeq had outstanding debt of NIS 2.9 billion ($759 million) that is subject to variable interest rates and NIS 3.1 billion ($811 million) that is subject to changes in the Israeli consumer price index. Each increase or decrease of 1% in the variable interest rate will result in an increase or decrease in Bezeq’s yearly financial expense by NIS 29 million ($8 million) and each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in Bezeq’s yearly financial expense by NIS 31 million ($8 million).

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss.  To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt.  As of December 31, 2011, we had NIS 78 million (approximately $20 million) in cash and cash equivalents and NIS 265 million (approximately $69 million) in marketable securities (not including the amounts of B Communications or Bezeq).

The performance of the capital markets affects the values of the funds we hold in marketable securities.  These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009.  In such case, the fair value of our investments may decline.  As of December 31, 2011, net unrealized gain/loss in our marketable securities portfolio totaled NIS 10 million (approximately $2.6 million). We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

Bezeq’s and B Communications’ Exposure to Market Risks

Bezeq and B Communications are exposed to market risks, mainly as a result of changes in interest rates, exchange rates, inflation, the prices of raw materials and equipment, and the prices of securities.  Bezeq and B Communications seek to mitigate against such risks in accordance with a financial exposure management policy adopted by both board of directors.  Pursuant to their policy, they take partial hedging actions depending on the circumstances and its own judgment, primarily for reducing its exposure to changes in the Israeli CPI and foreign currency exchange rates.  Both monitor and review their exposure management every month, including, when necessary, making recommendations for change, if required, in the exposure management.

Bezeq and B Communications have a surplus of liabilities that are CPI linked and the bulk of their financial exposure stems from the risk of a rise in inflation.  The rate of inflation also affects their operating income and operating expenses in the course of the year.  In addition, Bezeq’s tariff updating mechanism, which is subject to government regulation, is reviewed once a year and is influenced by the CPI.  As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq’s tariffs and its revenues and expenses during the year.

Bezeq’s exposure to change in the interest rate largely depends on the character of its financial liabilities and assets as well as future financing needs.  Most of Bezeq’s debt bears fixed interest, and therefore a change in the interest rate will affect its fair value rather than its carrying value.

B Communications’ exposure to change in the interest rate largely depends on the character of its financial liabilities and assets as well as future financing needs.  Most of B Communications’ debt bears fixed interest, and therefore a change in the interest rate will affect its fair value rather than its carrying value.

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

The cash flow generated by Bezeq’s operations is used partially for investment in equipment.  The prices of the equipment are affected by the indices to which they are linked, including industry price indices, exchange rates and global prices.  Bezeq does not hedge against this exposure.  Bezeq is also exposed to changes in copper prices that result in a change in the residual value of its copper cable infrastructure.  In deploying its next generation network, Bezeq removes copper cables previously used to provide its services and sells the cooper from such cables, and the prices received are subject to the volatility of the copper market.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

           None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and principal financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our chief executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Anat Winner, an independent director and Ms. Orly Guy, an External Director, meet the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  For a brief listing of Ms. Winner’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

Year Ended December 31,
Services Rendered	2010	2011
Audit and Audit-related (1) (2)	NIS 4,780,000	NIS 6,969,000
Tax and other (3)	NIS 282,000	NIS 712,000
Total	NIS 5,062,000	NIS 7,681,000
____________
(1)
Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and audit services provided in connection with other statutory and regulatory filings.

(2)
Audit related fees are the aggregate fees billed for assurance and related services that are not reported under audit fees. These fees include internal controls review services as well as agreed upon procedures for certain regulatory matters.

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

In March 2010, our Board of Directors authorized a repurchase program, for the repurchase of up to NIS 30 million (approximately $8.5 million) of our ordinary shares in the open market from time to time at prevailing market prices.  On June 22, 2010, our Board of Directors authorized an increase in the third repurchase program by an additional NIS 14 million of our ordinary shares, following which we may repurchase up to NIS 44 million (approximately $11.5 million) of our ordinary shares under the third program.  As of December 31, 2011, we had repurchased 330,759 ordinary shares under the third program at a total purchase price of approximately NIS 30.55 million (approximately $7.96 million), or an average price of NIS 92.39 ($24.14) per share.  There were no ordinary shares of our company purchased by us or on our behalf or by any affiliated purchaser during 2011.

ITEM 16F.     CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Stock Market Rule 5615(c)(1), since Eurocom Communications holds more than 50% of our voting power.  Under NASDAQ Stock Market Rule 5615(c)(2), a controlled company is exempt from the following requirements of NASDAQ Stock Market Rule 5605:

•
The requirement that the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

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

If the “controlled company” exemptions cease to be available to us under NASDAQ Stock Market Rules, we may instead elect to follow Israeli law instead of the foregoing NASDAQ requirements, as described below.

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules.  As a foreign private issuer listed on the NASDAQ Global Select Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

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
4.8
English translation of Addendum and Amendment No. 1 the Credit Agreement dated February 11, 2010, dated April 14, 2010, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd., Union Bank of Israel, Central Benefits Fund of Histadrut Employees Ltd. (under special management), Makefet Fund Pension and Provident Center - AS Ltd. Pension Fund, Makefet Fund Pension and Provident Center - AS Ltd. (under special management) – Other-Purpose Funds, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) - Pension Fund, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) Illness and Accident Provident Fund, Hadassa Employees Pension Fund Ltd. (under special management), “Egged” Members Pension Fund Ltd. (under special management) – Pension Track and “Egged” Members Pension Fund Ltd. (under special management) – Full Pension Track (as Lenders)*****

4.9
English translation of Addendum and Amendment No. 2 the Credit Agreement dated February 11, 2010, dated June 26, 2011, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee) and the other Lenders******

4.10
English translation of Addendum and Amendment No. 1 the Loan Agreement dated February 18, 2010, dated April 14, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. Group*****

4.11	English translation of Deed of Trust dated August 31, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd. ******
4.12	English translation of Addendum to the Deed of Trust of August 31, 2010 dated September 26, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd. ******
8	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (Registration No. 333-10576), and incorporated herein by reference.

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

*****	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

******	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

Internet Gold – Golden Lines Ltd.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of
Internet Gold – Golden Lines Ltd.:

We have audited the accompanying consolidated statements of financial position of Internet Gold – Golden Lines Ltd. and its subsidiaries (hereinafter - “the Company”) as at December 31, 2010 and 2011 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of  the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report under Item 15 - Controls and Procedures. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

The accompanying consolidated financial statements as of and for the year ended December 31, 2011 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin
Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

April 30, 2012

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2010	2011	2011
	Note	NIS	NIS	US$
Assets
Cash and cash equivalents	8	404	1,447	379
Investments, including derivatives	9	1,029	1,548	405
Trade receivables, net	10	2,701	3,059	801
Other receivables	10	231	294	77
Inventory		177	204	53
Assets classified as held-for-sale	7	219	167	44

Total current assets		4,761	6,719	1,759

Investments including derivatives	9	129	119	31
Long-term trade receivables	10	1,114	1,499	392
Property, plant and equipment	11	7,392	7,143	1,870
Intangible assets	12	9,163	8,085	2,116
Deferred and other expenses	13	423	412	108
Investments in equity-accounted
investee (mainly loans)	14	1,084	1,059	277
Deferred tax assets	21	254	223	58

Total non-current assets		19,559	18,540	4,852

Total assets		24,320	25,259	6,611

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2010	2011	2011
	Note	NIS	NIS	US$
Liabilities
Short-term bank credit, current maturities
of long term liabilities and debentures	15	1,501	1,306	342
Trade payables	16	1,066	892	233
Other payables, including derivatives	16	817	790	207
Dividend payable	14	-	669	175
Current tax liabilities		346	499	131
Deferred income		34	56	14
Provisions	17	251	186	49
Employee benefits	20	269	389	102
Liabilities classified as held-for-sale	7	21	-	-
Total current liabilities		4,305	4,787	1,253

Debentures	15	3,546	6,388	1,672
Bank loans	15	6,138	6,753	1,767
Loans from institutions and others	15	541	544	142
Dividend payable	14	-	636	166
Employee benefits	20	305	229	60
Deferred income and other liabilities	15	150	186	49
Provisions	17	69	69	18
Deferred tax liabilities	21	1,555	1,426	374
Total non-current liabilities		12,304	16,231	4,248

Total liabilities		16,609	21,018	5,501

Equity	25
Share capital		*	*	**
Share premium		657	658	172
Treasury shares		(169)	(169)	(44)
Other reserves		(92)	(156)	(41)
Accumulated deficit		(101)	(360)	(94)
Total equity attributable to
equity holders of the Company		295	(27)	(7)
Non-controlling interests		7,416	4,268	1,117
Total Equity		7,711	4,241	1,110

Total liabilities and equity		24,320	25,259	6,611

*	Represent an amount less than NIS 1.
**	represent an amount less than US$ 1.

Date of approval of the financial statements: April 30, 2012

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Income for the Year Ended December 31

(In millions, except per share data)

					Convenience
					translation into
					U.S. dollars
					(Note 2D)
		2009	2010	2011	2011
	Note	NIS	NIS	NIS	US$
Revenues	26	1,243	8,732	11,376	2,977

Cost and expenses
Depreciation and amortization		99	2,295	2,984	781
Salaries	27	171	1,500	2,122	555
General and operating expenses	28	811	3,711	4,468	1,169
Other operating expenses
(income), net	29	2	(3)	323	85

		1,083	7,503	9,897	2,590

Operating income		160	1,229	1,479	387

Financing (income) expenses	30
Finance expenses		134	716	1,077	281
Finance income		(132)	(327)	(497)	(130)

Finance expense, net		2	389	580	151

Income after financing expenses, net		158	840	899	236
Share of losses in equity-
accounted investees		-	235	216	57
Income before income tax		158	605	683	179

Income tax	21	58	385	653	171

Net income for the year		100	220	30	8

Income (loss) attributable to:
Owners of the Company		62	(209)	(266)	(69)
Non-controlling interests		38	429	296	77
Net income (loss) for the year		100	220	30	8

Earnings per share	32
Basic earnings (loss) per share		3.39	(11.11)	(13.56)	(3.55)

Diluted earnings (loss) per share		3.39	(11.23)	(13.60)	(3.56)

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Comprehensive Income for the year ended December 31

(In millions)

					Convenience
					translation into
					U.S. dollars
					(Note 2D)
		2009	2010	2011	2011
	Note	NIS	NIS	NIS	US$
Net income (loss) for the year		100	220	30	8

Other comprehensive income
Net change in fair value of
available-for-sale financial assets		85	-	-	-
Net change in fair value of
available-for-sale financial assets
transferred to profit or loss		(32)	(1)	-	-
Defined benefit plan actuarial
gain (losses), net	20	(1)	15	37	9
Other items of comprehensive
income		-	-	10	3
Income tax on other
comprehensive income	21	(5)	(2)	(12)	(3)
Other comprehensive income
for the year, net of tax		47	12	35	9

Total comprehensive income
for the year		147	232	65	17

Attributable to:
Owners of the Company		105	(208)	(256)	(66)
Non-controlling interest		42	440	321	83

Total comprehensive income
for the year		147	232	65	17

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity

(in millions except share data)

	Attributable to equity holders of the Company
	Share capital
								Non-
	Number of		Share	Treasury	Other	Retained		controlling	Total
	Shares(1)	Amount	premium	shares	Reserves (2)	earnings	Total	interest	equity
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance as at January 1, 2009	19,653,925	*	488	(106)	(43)	46	385	206	591

Changes during 2009:
Treasury shares at cost	(1,667,375)	*	-	(33)	-	-	(33)	-	(33)
Conversion of convertible debentures	5,352	*	1	-	-	-	1	-	1
Contribution by parent company	-	-	1	-	-	-	1	*	1
Contribution to a subsidiary	-	-	-	-	-	(1)	(1)	1	-
Shares buyback in subsidiary	-	-	-	-	-	-	-	*	*
Acquisition of non-controlling interest	-	-	-	-	2	-	2	(21)	(19)
Share-based compensation in subsidiaries	-	-	-	-	-	-	-	5	5
Other comprehensive income	-	-	-	-	44	(1)	43	4	47
Net income for the year	-	-	-	-	-	62	62	38	100
Comprehensive income for the year	-	-	-	-	44	61	105	42	147

Balance as at December 31, 2009	17,991,902	*	490	(139)	3	106	460	233	693

(*)	Represent an amount less than NIS 1.

(1)	Net of treasury shares.
(2)	Including reserve from available-for-sale assets and reserve from transaction with non-controlling interest.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(in millions except share data)

	Attributable to equity holders of the Company
	Share capital					Retained
						earnings		Non-
	Number of		Share	Treasury	Other	(Accumulated		controlling	Total
	Shares(1)	Amount	premium	shares	Reserves (2)	deficit)	Total	interest	equity
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance as at January 1, 2010	17,991,902	*	490	(139)	3	106	460	233	693

Changes during 2010:

Treasury shares at cost	(330,759)	*	-	(30)	-	-	(30)	-	(30)
Conversion of convertible debentures	1,518,008	*	167	-	-	-	167	-	167
Issuance of share in subsidiary	-	-	-	-	(1)	-	(1)	100	99
Exercise of options in subsidiary	-	-	-	-	(20)	-	(20)	70	50
Acquisition of non-controlling interest	-	-	-	-	(73)	-	(73)	(76)	(149)
Share-based compensation in subsidiaries	-	-	-	-	-	-	-	63	63
Non-controlling interests with respect to
the acquisition of Bezeq	-	-	-	-	-	-	-	9,118	9,118
Non-controlling interests with respect to other business combination	-	-	-	-	-	-	-	63	63
Transfer by non-controlling interests ,net	-	-	-	-	-	-	-	2	2
Dividends to non-controlling interests	-	-	-	-	-	-	-	(2,597)	(2,597)
Other comprehensive income	-	-	-	-	(1)	2	1	11	12
Net income (loss) for the year	-	-	-	-	-	(209)	(209)	429	220
Comprehensive income for the year					(1)	(207)	(208)	440	232

Balance as at December 31, 2010	19,179,151	*	657	(169)	(92)	(101)	295	7,416	7,711

(*)	Represent an amount less than NIS 1.

(1)	Net of treasury shares.
(2)	Including reserve from available-for-sale assets and reserve from transaction with non-controlling interest.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(in millions except share data)

	Attributable to equity holders of the Company

										Convenience
	Share capital									translation
					Other			Non-		into U.S.
	Number of		Share	Treasury	Reserves	Accumulated		controlling	Total	dollars
	Shares(1)	Amount	premium	shares	(2)	deficit	Total	interest	equity	(Note 2D)
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Balance as at January 1, 2011	19,179,151	*	657	(169)	(92)	(101)	295	7,416	7,711	2,018

Changes during 2011:
Share-based compensation in subsidiary	-	-	-	-	-	-	-	176	176	46
Exercise of options in subsidiary	-	-	-	-	4	-	4	17	21	6
Conversion of convertible debentures	23,927	*	1	-	-	-	1	-	1	**
Transactions with non-controlling interest	-	-	-	-	(71)	-	(71)	(277)	(348)	(91)
Dividends to non-controlling interests	-	-	-	-	-	-	-	(3,385)	(3,385)	(886)
Other comprehensive income	-	-	-	-	3	7	10	25	35	9
Net income (loss) for the year		-	-	-	-	(266)	(266)	296	30	8
Comprehensive loss for the year	-	-	-	-	3	(259)	(256)	321	65	17

Balance as at December 31, 2011	19,203,078	*	658	(169)	(156)	(360)	(27)	4,268	4,241	1,110

(*)	Represent an amount less than NIS 1.
(**)	Represent an amount less than US$ 1.

(1)	Net of treasury shares.
(2)	Including reserve from available-for-sale assets and reserve from transaction with non-controlling interest.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2009	2010	2011	2011
	NIS	NIS	NIS	US$
Cash flows from operating activities
Net income for the year	100	220	30	8

Adjustments:
Depreciation	33	1,065	1,582	414
Amortization of intangible assets	42	1,210	1,373	359
Amortization of deferred and other expenses	24	20	29	8
Share of losses of equity accounted investees	-	235	216	57
Finance expenses (income), net	(5)	415	662	174
Capital gain, net	-	(37)	2	1
Expenses (income) for derivatives, net	-	10	(19)	(5)
Share-based compensation in subsidiaries	5	63	176	46
Income tax expenses	58	385	653	171
Change in inventory	-	5	(33)	(9)
Change in trade and other receivables	(5)	(124)	(755)	(198)
Change in trade and other payables	20	72	(163)	(43)
Changes in provisions	-	(207)	(64)	(17)
Changes in employee benefits	(5)	(193)	82	21
Change in deferred income	-	-	50	13
Net income tax paid, net	(31)	(558)	(649)	(170)

Net cash provided by operating activities	236	2,581	3,172	830

Cash flows from investing activities
Bezeq acquisition net of cash acquired	-	(5,344)	-	-
Acquisition of other subsidiaries net of
cash acquired	-	(144)	-	-
Investment in intangible assets and
deferred expenses	(113)	(255)	(355)	(93)
Proceeds from the sale of property, plant
and equipment and other assets	-	125	230	60
Change in investments, net	550	(910)	(500)	(131)
Purchase of property, plant and equipment	(46)	(998)	(1,548)	(405)
Proceeds from disposal of investments
and long-term loans	-	8	11	3
Refund from the Ministry of
Communications for frequencies	-	-	36	9
Proceeds from sale of a subsidiary legacy
communication business	-	1,196	-	-
Proceeds from sale of a subsidiary business	-	9	-	-
Payments for derivatives	-	-	(5)	(1)
Dividend received	-	-	3	1
Acquisition of investments and
long term loans	-	(3)	(5)	(1)
Interest received	17	34	58	15

Net cash (used in) provided by investing
activities	408	(6,282)	(2,075)	(543)

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2009	2010	2011	2011
	NIS	NIS	NIS	US$
Cash flows from financing activities
Loans received	-	7,725	2,200	576
Proceeds from issuance of debentures, net	399	564	3,410	892
Repayment of debentures	(70)	(692)	(1,014)	(265)
Repayment of loans and long-term
liabilities	(3)	(1,365)	(1,448)	(379)
Net short-term borrowing	412	(462)	(3)	(1)
Interest paid	(72)	(390)	(700)	(183)
Dividends paid by Bezeq to non-
controlling interests	-	(2,597)	(2,171)	(568)
Transfers by non-controlling interests, net	-	2	-	-
Transactions with non-controlling interest	(19)	(149)	(348)	(91)
Proceeds from exercise of options in
subsidiaries	-	50	21	5
Payments for derivatives	-	-	(1)	*
Proceeds from issuance of shares in
Subsidiaries, net	-	99	-	-
Purchase of treasury shares	(33)	(30)	-	-

Net cash provided by (used in)
financing activities	614	2,755	(54)	(14)

Net increase (decrease) in cash and
cash equivalents	1,258	(946)	1,043	273
Cash and cash equivalents as at the
beginning of the year	86	1,350	404	106
Effect of exchange rate fluctuations on
cash and cash equivalents	6	-	-	-

Cash and cash equivalents as at the
end of the year	1,350	404	1,447	379

(*)	Represent n amount less than US$ 1.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

Internet Gold–Golden Lines Ltd. (hereinafter - the Company) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is: 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2011, comprise the Company and its subsidiaries (together referred to as the Group). The Company is a subsidiary of Eurocom Communications Ltd. (hereinafter - Eurocom or the Parent Company) and its ultimate parent is Eurocom Holdings (1979) Ltd.

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

In March, 2011, B Communications purchased additional ordinary shares of Bezeq increasing its ownership interest to 31.37% of Bezeq’s outstanding shares (30.14% on a fully diluted basis).  As of December 31, 2011 the Company's ownership interest in Bezeq declined to 31.1% due to the exercise of options by Bezeq's employees. For more details see Note 5.

The securities of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 30, 2012.

B.	Definitions

In these financial statements -

(1)
International Financial Reporting Standards (IFRS) – Standards and interpretations that were issued by the IASB and which include international financial reporting standards and international accounting standards (IAS), along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) or interpretations of the Standing Interpretations Committee (SIC), respectively.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

B.	Definitions (cont’d)

(2)	The Company: Internet Gold – Golden lines Ltd.

(3)	The Group: Internet Gold – Golden lines Ltd. and its subsidiaries, as listed in Note 14 - Investees.

(4)	B Communications: B Communications Ltd. and its subsidiaries, as listed in Note 14 - Investees.

(5)	Bezeq: Bezeq The Israel Telecommunication Corporation Limited.

(6)	Bezeq Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as listed in Note 14 - Investees.

(7)	Subsidiaries: Companies including a partnership, whose financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

(8)
Jointly-controlled companies: Companies owned by various entities that have a contractual agreement for common control, and whose financial statements are consolidated with those of the Company using the proportionate consolidation method.

(9)	Associates: Companies, including a partnership, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis.

(10)	Investees: Subsidiaries, Jointly-controlled companies or associates.

(11)	Related party – As defined in IAS 24 (2009), Related Party Disclosures.

(12)	Israeli CPI – The consumer price index as published by the Israeli Central Bureau of Statistics.

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

Note 2 - Basis of Preparation (cont’d)

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at December 31, 2011, have been presented in dollars, translated at the representative rate of exchange as at December 31, 2011 (NIS 3.821 = US$ 1.00). The dollar amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRSs translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Financial instruments, including financial derivatives, at fair value through profit or loss.
•	Financial assets classified as available-for-sale at fair value.
•	Inventory that is measured at the lower of cost or net realizable value.
•	Equity accounted investments.
•	Deferred tax assets and liabilities.
•	Provisions.
•	Liabilities for employee benefits.
•	Liabilities for cash-settled share-based payment arrangements.

The methods used to measure fair value are specified in Note 4.

F.	Operating cycle

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

H.	Use of estimates and judgment (cont'd)

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

Information about critical estimates made by the management while implementing accounting policies and which have the most significant effect on the financial statements is included in the following notes:

Note 19	-	Provision for doubtful debts
Note 21	-	Use of losses for tax purposes and deferred tax assets and liabilities recognized
Note 11&12	-	Estimated useful life and residual value of items of property, plant and
Note 12	-	Measurement of recoverable amounts of cash-generating units equipment and intangible assets
Note 14	-	Investment in investees at fair value
Note 15 & 19	-	Conversion feature in CPI-linked convertible debentures
Notes 17 & 22	-	Provisions and contingent liabilities
Note 20	-	Measurement of employee benefit liabilities
Note 31	-	Measurement of share-based payments

I.	Changes in accounting policies – Initial implementation of new accounting standards -Related party disclosures

As from January 1, 2011 the Group applies IAS 24 (2009) – Related Party Disclosures (“the Standard”). The Standard includes changes in the definition of a related party. The Standard was applied retrospectively.

For the purpose of applying the Standard for the first time, the Group mapped its related parties. According to the new definition and following the mapping, new related parties were identified. The Group had no transactions with these new related parties in the reporting period and in corresponding periods.

J.	Certain insignificant comparative amounts were reclassified to the relevant items in the financial statements for the current year.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by Group entities to all periods presented in these consolidated financial statements, except as explained in note 2I above Initial implementation of new accounting standards.

A.	Basis of consolidation

(1)	Business combinations

Business combinations are accounted for by applying the acquisition method. According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date.

The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Company is able to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights were taken into account if they confer effective control.The acquisition date is the date on which the acquirer obtains control over the acquire. Control exists when the Company is able to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights were taken into account if they confer de facto control.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

A.	Basis of consolidation (cont’d)

(2)           Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(3)	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional items such as share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries. Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example, ordinary shares), are measured at the date of the business combination at fair value or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

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

(4)	Put option granted to non-controlling shareholders

A put option issued by the Group to non-controlling interests that is settled in cash or another financial instrument is recognized as a financial liability. In subsequent periods, changes in the value of the liability in respect of put options are recognized in the statement of income according to the effective interest method.

(5)	Special purpose entity

A special purpose entity (SPE) is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPEs’ risks and rewards, the Group concludes that it controls the SPE. The Group is exposed to the majority of the risks incident to the SPE's activity and retains the majority of the residual rights and ownership risks related to the SPE or its assets.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

A.	Basis of consolidation (cont’d)

(6)	Associates (accounted for by the equity method)

Associates are those entities in which the Group has significant influence, but not control, over financial and operating policy. Associates are accounted for using the equity method and are recognized initially at cost or at their fair value at the date control is lost. The investment includes goodwill calculated at the acquisition date and is presented net of accumulated impairment losses. The consolidated financial statements include the Group’s share in the income and expenses of equity-accounted investees, after adjustments to align the accounting policy with that of the Group, from the date that significant influence commences until the date that significant influence no longer exists. When the Group’s share of losses exceeds its interest in an associate, the carrying amount of that interest is reduced to zero and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the associate.

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

In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. For further information about recognition of impairment loss for these investments, see section I below.

(7)	Transactions eliminated on consolidation

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments

(1)	Non-derivative financial assets

Non-derivative financial assets include investments in financial funds, shares, debt instruments, trade and other receivables, and cash and cash equivalents.

a.	Initial recognition of financial assets

The Group initially recognizes financial assets at the date that the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group fulfills its obligations under the contract.

b.	Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to buy or sell the asset.

For information about the offset of financial assets and liabilities, see section C(2)c below.

c.	Classification of financial assets

The Group classifies its financial assets as follows:

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

The Group's investment in financial funds was presented as part of investments at fair value through profit or loss.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont'd)

(1)	Non-derivative financial assets (cont'd)

c.	Classification of financial assets (cont'd)

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

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include debentures issued by the Group, loans and borrowings from banks and other credit providers, and trade and other payables.

a.	Initial recognition of financial liabilities

The Group initially recognizes debt instruments as they are incurred.

Financial liabilities are initially recognized at fair value plus any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

b.	Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or canceled.

c.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

B.	Financial instruments (cont'd)

(3)	Derivative financial instruments

The Group holds derivative financial instruments to economically hedge its exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

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

Treasury shares
When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is carried to share premium.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

D.	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located when the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Changes in the obligation to dismantle the items and restore the site on which they are located, other than changes deriving from the passage of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset should not exceed its carrying amount, and any balance is recognized immediately in the statement of income.

Gains or losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net under “other operating income” in the statement of income.

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

Specific and non-specific borrowing costs were capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized using a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Other borrowing costs are recognized in the statement of income as incurred.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

D.	Property, plant and equipment (cont'd)

(4)	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Group and expected to be exercised and the expected life of the improvement.

The estimated useful lives for the current and comparative periods are as follows:

	Years	Principal depreciation rate (%)

NGN equipment	8	13
Digital switching equipment	4-10	20
Transmission and power equipment	5-10	10
Network equipment	5-25	4
Subscriber equipment and installations	3-7	25
Motor vehicles	6-7	17
Internet equipment	4	25
Office equipment	5-14	10
Electronic equipment, computers and internal
communication systems	3-7	20
Cellular network	4-10	14
Buildings	25	4

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

E.	Non-current assets held for sale

Non-current assets which are expected to be realized by way of sale rather than ongoing use, are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs. Impairment losses at the time of initial classification of an asset held for sale, and subsequent gains or losses resulting from remeasurement, are recognized in the statement of income. Gains are recognized up to the cumulative amount of impairment loss recorded in the past.

F.	Intangible assets

(1)	Goodwill and brand name

Goodwill and brand names that arise upon the acquisition of subsidiaries are included in intangible assets. For information about measurement of goodwill and brand names at initial recognition, see section A(1) above. In subsequent periods, goodwill and brand names are measured at cost less accumulated impairment losses.

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

Direct sale commissions paid to dealers and salespersons for sales and upgrades to subscribers who have agreements with Group companies that include a commitment for a defined period and/or a penalty for early termination, are recognized as an intangible asset if the company expects a return of those commissions from the service contracts. Subscriber acquisition amortization expenses are recognized in the statement of income over the period of the subscribers’ commitments on a straight line basis. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately. Sales commissions that do not comply with these terms are recognized immediately as an expense in the statement of income.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

F.	Intangible assets (cont'd)

(5)	Rights to frequencies

Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income on the straight line method over the license term, which is 13 years and 7 months starting from the use of the frequencies.

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

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of an asset, or another amount substituted for the cost, less its residual value.

Amortization, except for goodwill, brand name and customer relationships, is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill and brand name are not systematically amortized but is tested for impairment at least once a year.

Customer relationships are amortized according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship.

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Development expenses	4 - 7 years
Other rights	3 - 10 years, depending on the useful life
Subscriber acquisition costs	Over the subscriber's commitment period (12-36 months)
Frequency usage right	Over the term of the license for 13 years starting from the use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the program
Customer relationships	10 years

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

F.	Intangible assets (cont'd)

(8)	Amortization (cont'd)

Amortization methods and useful lives are reviewed at least at each reporting year and adjusted if appropriate.

G.           Leased assets

Leases, including leases of land from the Israel Land Administration, where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

I.	Impairment

(1)	Non-derivative financial assets

The Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset.

When testing for impairment of available-for-sale financial assets that are equity instruments, the Group also examines the difference between the fair value of the asset and its original cost, the length of time the fair value of the asset is lower than its original cost and changes in the technological, economic or legal environment or in the market environment in which the issuer of the instrument operates. A significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

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

Timing of impairment testing

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

I.	Impairment (cont'd)

(2)	Non-financial assets (cont'd)

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Determining cash-generating units

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (“cash-generating unit”).

Allocation of goodwill to cash-generating units

For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination is allocated to cash-generating units that are expected to generate benefits from the synergies of the combination.

For purposes of goodwill impairment testing, when the non-controlling interests are initially measured according to their relative share of the acquiree’s net identifiable assets, the carrying amount of the goodwill is adjusted according to the rate the Company holds in the cash-generating unit to which the goodwill is allocated.

Recognition of impairment loss

Impairment losses are recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. For cash generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash generating unit, after adjustment for goodwill, exceeds its recoverable amount.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

I.	Impairment (cont'd)

(2)	Non-financial assets (cont'd)

Allocation of impairment loss to non-controlling interests

An impairment loss is allocated between the owners of the Company and the non-controlling interests on the same basis that the profit or loss is allocated. Nevertheless, if an impairment loss allocated to non-controlling interest relates to goodwill that was not recognized in the consolidated financial statements, the impairment is not recognized as an impairment loss on goodwill. In such cases, only an impairment loss relating to goodwill that was allocated to the owners of the Company is recognized as an impairment loss on goodwill.

Reversal of impairment loss

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

(3)	Investments in equity-accounted investees

An investment in an associate is tested for impairment when objective evidence indicates that there has been impairment.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

J.	Employee benefits (cont'd)

(1)	Post-employment benefits (cont'd)

b.	Defined benefit plans

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

Interest costs and expected returns on plan assets that were recognized in profit or loss are presented under financing income and expenses, respectively.

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

(3)	Benefits for early retirement and dismissal

Employment termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

J.	Employee benefits (cont'd)

(4)	Short-term benefits

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

The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is remeasured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized as salary expenses in the statement of income.

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

The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

K.	Provisions (cont'd)

(1)	Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

a.	More likely than not – more than 50% probability

b.	Possible – probability higher than unlikely and less than 50%

c.	Unlikely – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a few legal proceedings, received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 22 describes the amount of additional exposure due to contingent liabilities that are likely to be realized and contingent liabilities that are unlikely to be realized, however the maximum possible loss from the claim could place the continuation of the Group’s operations at risk in the current format.

(2)	Onerous contracts

A provision for onerous contracts is recognized when the benefits expected to be derived by the Group from the contracts are lower than the unavoidable cost of meeting its obligations according to the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group assesses the need for impairment on the assets associated with that contract.

(3)	Site dismantling and clearing costs

A provision in respect of an obligation to dismantle and clear sites is made in accordance with IAS 37. The provision is made for those rental agreements for which the Group has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary.

(4)	Warranty

A subsidiary recognized a provision for warranty expense in respect of first-year warranty for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include warranty as a result of customer damage. However, an asset is recognized in respect of the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

L.	Revenues

Prior to the Bezeq acquisition revenues were derived from usage of the Company’s networks, including business, residential and carrier long distance traffic, data and Internet traffic services. Revenue was recognized when the services were provided, the amount of revenue could be measured reliably and recovery of the consideration was probable.

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

After the Bezeq acquisition, the Group's revenues are mainly composed of revenues from fixed-line communication services, cellular services, international communication services, customer center services, communication services for other operators, sales and installation of communication equipment and internet services. Revenues are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

(1)	Equipment sales

Revenues from sales of terminal equipment are recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably and the Group companies have no continuing involvement with the goods.

Revenues from the sale of terminal equipment to subscribers in long-term credit arrangements are recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the market interest rate for transactions of this kind. Financing income in respect of these transactions is recognized in the statement of income over the period of the installments using the effective interest method.

(2)	Revenues from services

Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is probable. Revenues from calls, including revenues from prepaid call cards, are recognized when the call is made by the customer.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

L.	Revenues (cont'd)

(3)	Multi-component sales agreements

For multi-component transactions in which terminal equipment is sold together with the customer's undertaking to receive services, the Group applies the relative fair value method. Allocation of the revenues to a delivered component is limited to the amount of the consideration that is not contingent upon the delivery of additional components.

Transactions where the agreements do not include commitments for a defined period and/or a penalty for early termination, and there is no legal connection between the components that are sold, are not considered as multi-component transactions, but as separate transactions for the sale of terminal equipment and services. Accordingly, the Group recognizes revenues from these transactions according to the selling price of the terminal equipment or service when they are sold separately.

(4)	Reporting gross or net revenues

When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenues are recognized on a net basis. However, when the Group acts as a main supplier and bears the risks and rewards deriving from the transaction, its revenues are recognized on a gross basis.

M.	Financing income and expense

Financing income comprises interest income from deposits, dividend income, income interest accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, foreign currency gains and gains on derivative instruments that are recognized in the statement of income under financing income and expenses (except for gains from hedging copper prices recognized in other operating income). Interest income is recognized as it accrues using the effective interest method. Revenues from dividends are recognized when the Group’s right to receive the payment is established, Changes in the fair value of financial assets at fair value through the statement of income also include income from dividends and interest.

Financing expenses comprise interest expense on borrowings, debentures issued, changes in time value of provisions and liabilities, changes in the fair value of financial assets at fair value through the statement of income, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized under operating and general expenses), financing expenses for provisions arising from legal claims and losses on hedging instruments that are recognized in the statement of income.

Foreign currency gains and losses are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

N.	Income tax expense

Income tax expense comprises current and deferred tax Income tax expenses are recognized in the statement of income except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current taxes

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

•	Initial recognition of goodwill

•	Initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit.

•	Carry-forward losses that are not expected to be utilized in the foreseeable future

•	Differences arising from investment in subsidiaries and associates, if it is probable that they will not reverse in the foreseeable future and if the Group controls the date of reversal.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

N.	Income tax expense (cont'd)

Offsetting deferred tax assets and liabilities

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

P.	Earnings per share

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

Q.	Segment reporting

An operating segment is a component of the Group that meets three conditions as follows:

a.	It engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components.

b.	Its operating results are reviewed regularly by the Group’s chief operating decision maker, in order to make decisions about resources to be allocated to the segment and assess its performance.

c.	Separate financial information is available in its respect.

R.	Transactions with a controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

S.	Dividends declared subsequent to the reporting date

An obligation relating to a dividend proposed or declared after the reporting date is recognized only in the period in which the declaration was made.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

T.	New standards and interpretations not yet adopted

(1)	IFRS 9 (2010), Financial Instruments

This Standard is one of the stages in a comprehensive project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

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

The Standard is effective for annual periods beginning on or after January 1, 2015. Early application is permitted, subject to disclosure and subject to parallel adoption of other IFRSs set out in the appendix to the Standard. The Standard is to be applied retrospectively other than in a number of exceptions. The Group is examining the effects of adopting the Standard on the financial statements.

(2)	A new suite of accounting standards on consolidation of financial statements, joint arrangements and disclosure of involvement with other entities.

In May 2011, the IASB published a new suite of accounting standards for consolidation of financial statements and related issues. The Group is examining the effect of adopting the standards on the financial statements. The standards are to be applied retrospectively for annual periods commencing on or after January 1, 2013. Early adoption is permitted, subject to the conditions that were determined. New standards published:

a.	IFRS 10, Consolidated Financial Statements
b.	IFRS 11, Joint Arrangements
c.	IFRS12, Disclosure of Interests in Other Entities

(3)	IFRS 13, Fair Value Measurement

The Standard supersedes the guidelines for fair value measurement in other IFRSs. For this purpose, the Standard defines fair value, provides guidelines for fair value measurement and determines new disclosure requirements for fair value measurement. The Standard is effective for annual periods beginning on January 1, 2013. Early adoption is permitted, subject to the conditions that were determined. The Group is examining the effects of adopting the Standard on the financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

T.	New standards and interpretations not yet adopted (cont'd)

(4)	The amendment to IAS 19, Employee Benefits

The Amendment includes a number of revisions to accounting guidelines for employee benefits. The Amendment is effective retrospectively for annual periods commencing on or after January 1, 2013. Early adoption is permitted provided that disclosure is provided. The Group is examining the effect of adopting the Amendment on the financial statements.

(5)	Amendment to IAS 32, Financial Instruments: Presentation, and Amendment to IFRS 7 Financial Instruments: Disclosure, Regarding Transfers of Financial Assets and Liabilities.

The amendment to IAS 32 clarifies conditions that can offset financial assets and liabilities in the statement of financial position and determines that an entity has an immediate enforceable legal right to offset the amounts recognized, if this right is not conditional on a future event and is enforceable during the normal course of business as well as in the event of insolvency or bankruptcy. The amendment to IFRS 7 introduces new disclosure requirements for financial assets and liabilities that were offset in the statement of financial position.

The amendment to IAS 32 will be applied retrospectively for annual periods beginning on or after January 1, 2014. Early adoption is permitted, subject to the conditions that were determined.

The amendment to IFRS 7 will be applied retrospectively for annual periods beginning on or after January 1, 2013. The Group is examining the effect of adopting the Amendments on the financial statements.

(6)
Amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendment changes the presentation of items of other comprehensive income (hereinafter – “OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statement of Profit or Loss and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after July 1, 2012. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided.

The Company has not yet started assessing the effects of adopting the amendment in its financial statements.

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

The fair value of investments in monetary reserves, shares and marketable securities is determined by reference to their quoted closing bid price at the reporting date. If a quoted price is not available, fair value is determined with consideration of available market information (such as the use of interest curves) and using suitable evaluation techniques.

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

The fair value of forward contracts on foreign currency, the Israeli CPI or copper prices and foreign currency options is based on their quoted price, if available. If a quoted price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract, using an appropriate interest rate.

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

F.	Non-derivative financial liabilities

Fair value of non-derivative financial liabilities is determined by reference to their quoted closing bid price at the reporting date. If a quoted price is not available, fair value is determined based on the present value of future principal and interest cash flows, discounted at the market interest rate at the reporting date.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Determination of Fair Values (cont'd)

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Acquisition of Bezeq The Israel Telecommunication Corporation Limited

On April 14, 2010 (hereinafter - “the transaction date"), B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares, for an aggregate cash purchase price of approximately NIS 6.5 billion, and became the controlling shareholder of Bezeq. As a result B Communications began consolidating Bezeq’s results into its financial statements as of the transaction date. The transaction was made through the B Communications's wholly-owned subsidiary, B Communications (SP2) Ltd., or SP2.

B Communications financed the Bezeq acquisition with a combination of (i) available cash, (ii) proceeds that B Communications received from the sale of its legacy communications business, (iii) a NIS 4.6 billion loan from certain banking and financial institutions led by Bank Hapoalim Ltd received by SP2, see note 15B(1), and (iv) a NIS 500 loan from Migdal Insurance and Financial Holdings Ltd. received by B Communications (SP1) Ltd., or SP1, a wholly-owned subsidiary of B Communications, see Note 15B(2).

As part of the acquisition of the controlling interest in Bezeq, B Communications was granted a Control Permit to control Bezeq, pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982 (the “Communications Law”) and the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israel Telecommunication Corp., Limited), 5757-1997 (the “Communications Order”).  The Control Permit includes several conditions, including, among others, the parties to the Control Permit hold not less than 30% of any type of means of control of Bezeq and SP2.  In addition, the Control Permit requires that a certain percentage of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order.  The Control Permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in B Communications and in the Company.

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

Note 5 – Acquisition of Bezeq The Israel Telecommunication Corporation Limited (cont’d)

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

The following table summarizes the fair value of assets acquired and liabilities assumed in the acquisition:

Values
recognized at
the acquisition
date
NIS
Assets acquired
Current assets	4,493
Property, plant and equipment	7,480
Intangible assets	7,121
Other non-current assets	2,737
Total assets acquired	21,831

Liabilities assumed
Current liabilities	3,414
Deferred taxes	1,709
Other non-current liabilities	3,762
Total liabilities assumed	8,885

Total net identifiable assets	12,946

The trade receivables comprise gross contractual amounts due of NIS 3,781, of which NIS 294 was expected to be uncollectible at the acquisition date.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 – Acquisition of Bezeq The Israel Telecommunication Corporation Limited (cont'd)

Goodwill was recognized as a result of the acquisition as follows:

Values
recognized at
the acquisition
date
NIS

Total consideration transferred	6,514
Non-controlling interests, based on their proportionate interest
in the recognized amounts of the assets and liabilities of Bezeq	9,118
Less value of net identifiable assets	(12,946)
Goodwill	2,686

The goodwill is attributable mainly to the skills and technical talent of the Bezeq's work force and the value expected to be generated by the Company from its operation over time, for example, through the ongoing generation of new customers. None of the goodwill is expected to be deductible for income tax purposes.

Acquisition related costs

The Group incurred acquisition-related costs of NIS 30 relating to external legal fees and due diligence costs. The legal fees and due diligence costs have been included in administrative expenses in the Group's consolidated statement of income.

Subsequent acquisitions

On March 10, 2011, B Communications purchased an additional 15,072,168 ordinary shares of Bezeq at NIS 10.055 per share, increasing its ownership in Bezeq to 829,283,713 ordinary shares, or 30.84% of Bezeq’s outstanding shares (29.62% on a fully diluted basis). On March 14, 2011, B Communications purchased an additional 14,590,000 ordinary shares of Bezeq at NIS 10.1716 per share, further increasing its ownership in Bezeq to 843,873,713 ordinary shares, or 31.37% of Bezeq’s outstanding shares (30.14% on a fully diluted basis).  As of December 31, 2011, B Communications' ownership interest in Bezeq declined to 31.1% due to the exercise of options by Bezeq employees.

The acquisition was recorded as a transaction with non-controlling interest, as an equity transaction.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 - Segment Reporting

Prior to the Bezeq acquisition, the Company had three reportable segments, as described below. The following summary describes the operations in each of the Company’s reportable segments:

*
Broadband services - include broadband Internet access with a suite of value-added services, specialized data services, local telephony via VoB, server hosting and a WiFi network of hotspots across Israel.

*	Traditional voice services - include incoming international telephony, hubbing services for international carriers, roaming and signaling services for cellular operators and calling card services.

*	Media includes website content provision, operating portals, search engines, lead-generation, e-Commerce and paid content.

The majority of the Group's property and equipment is utilized by the communications segments and therefore is not allocated between these segments.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the CODM (Chief Operating Decision Maker). Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Unallocated expenses represent sales, marketing, general and administrative expenses that are utilized by both segments and therefore are not allocated between the segments.

Year ended December 31, 2009

		Traditional
	Broadband	Voice	Media	Adjustments	Total
	NIS	NIS	NIS	NIS	NIS
External revenue	608	564	71	-	1,243
Internal revenues	1	-	*	(1)	*
Total revenue	609	564	71	(1)	1,243

Segment profit	274	95	18	(1)	386

Unallocated expenses					226
Operating income					160

Finance expenses					134
Finance income					(132)

Income before income
taxes					158

(*)           Represent an amount less than NIS 1.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 - Segment Reporting (cont’d)

From April 14, 2010, subsequent to the acquisition of 30.44% of the outstanding shares of Bezeq, the Group operates in various segments in the communications sector so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group's management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns. The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group. The Group reports multichannel television as an operating segment without adjustment to ownership percentage.

In April 2010, the Group started to report the operations of Walla! Communications Ltd. (Walla!) as an additional segment under Other Segments, subsequent to achieving control over Walla! as from that date.

Based on the above, the business segments of the Group are as follows:

-	Bezeq The Israel Telecommunication Corp. Ltd.: fixed line domestic communications
-	Pelephone Communications Ltd.: cellular communications
-	Bezeq International Ltd.: international communications, internet services and network end point
-	DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the "Other" item. Other operations include call center services (Bezeq Online), portal operations and content sites and online trading sites (Walla). These operations are not recognized as reporting segments as they do not fulfill the quantitative thresholds. The Group’s investment in Stage One Venture Capital Fund is presented under adjustments.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 - Segment Reporting (cont'd)

		Year ended December 31, 2010
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	3,581	3,957	949	1,187	162	(1,112)	8,724
Inter-segment revenues	195	186	38	5	26	(442)	8
Total revenue	3,776	4,143	987	1,192	188	(1,554)	8,732
Depreciation and amortization	496	431	68	221	14	1,065	2,295
Segment results – operating income	1,486	1,015	248	119	13	(1,652)	1,229
Finance income	140	67	5	-	-	115	327
Finance expenses	(229)	(101)	(9)	(424)	(3)	50	(716)
Total finance income (expense), net	(89)	(34)	(4)	(424)	(3)	165	(389)
Segment profit (loss)
after finance expenses, net	1,397	981	244	(305)	10	(1,487)	840
Share in losses of equity-accounted investee	-	-	5	-	-	(240)	(235)

Segment profit (loss) before income tax	1,397	981	249	(305)	10	(1,727)	605
Income tax	379	241	47	1	4	(287)	385
Segment results - net profit (loss)	1,018	740	202	(306)	6	(1,440)	220

Additional information:
Segment assets	6,352	4,892	1,032	1,243	291	6,587	20,397
Goodwill	-	-	6	-	141	2,692	2,839
Investment in equity-accounted investee	-	-	-	-	-	1,084	1,084
Segment liabilities	7,964	1,930	304	4,665	241	1,505	16,609
Capital expenditures/contractual investments
in property, plant and equipment and
intangible assets	816	322	142	234	12	(234)	1,292

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 - Segment Reporting (cont'd)

	Year ended December 31, 2011
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated	Convenience translation into U.S. dollars (Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Revenue from external entities	4,371	5,454	1,288	1,619	236	(1,616)	11,352	2,971
Inter-segment revenues	277	94	66	-	41	(454)	24	6
Total revenue	4,648	5,548	1,354	1,619	277	(2,070)	11,376	2,977
Depreciation and amortization	688	561	109	276	21	1,329	2,984	781
Segment results – operating income	1,695	1,360	241	295	3	(2,115)	1,479	387
Finance income	304	105	9	23	-	56	497	130
Finance expenses	(531)	(67)	(11)	(547)	(5)	84	(1,077)	(281)
Total finance income (expense), net	(227)	38	(2)	(524)	(5)	140	(580)	(151)
Segment profit (loss) after finance expenses, net	1,468	1,398	239	(229)	(2)	(1,975)	899	236
Share in losses of equity-accounted investee	-	-	1	-	-	(217)	(216)	(57)
Segment profit (loss) before income tax	1,468	1,398	240	(229)	(2)	(2,192)	683	179
Income tax	366	342	58	1	4	(118)	653	171
Segment results - net profit (loss)	1,102	1,056	182	(230)	(6)	(2,074)	30	8

Additional information:
Segment assets	9,202	5,404	1,260	1,282	314	3,902	21,364	5,592
Goodwill	-	-	6	-	144	2,686	2,836	742
Investment in equity-accounted investee	-	-	2	-	-	1,057	1,059	277
Segment liabilities	13,529	2,255	439	4,932	272	(409)	21,018	5,501
Investments in property, plant and equipment and
intangible assets	1,174	442	285	-	38	-	1,939	507

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
			Convenience translation into U.S. dollars (Note 2D)
	2010	2011	2011
	NIS	NIS	US$

Revenue
Revenue from reporting segments	10,098	13,169	3,446
Revenue from other segments	188	277	73
Elimination of revenue from inter-segment sales
except for revenue from sales to an associate
reporting as a segment	(442)	(454)	(119)
Elimination of revenue for a segment classified
as an associate	(1,112)	(1,616)	(423)
Consolidated revenue	8,732	11,376	2,977

	Year ended December 31,
			Convenience translation into U.S. dollars (Note 2D)
	2010	2011	2011
	NIS	NIS	US$

Profit or loss
Operating income for reporting segments	2,868	3,591	940
Elimination of expenses from a segment classified
as an associate	(119)	(295)	(77)
Financing expenses, net	(389)	(580)	(151)
Share in the losses of equity-accounted investees	(235)	(216)	(57)
Profit for operations classified in other categories	13	3	1
Other adjustments	(1,533)	(1,820)	(477)
Consolidated profit before income tax	605	683	179

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (cont'd)

	Year ended December 31,
			Convenience translation into U.S. dollars (Note 2D)
	2010	2011	2011
	NIS	NIS	US$

Assets
Assets from reporting segments	13,525	17,156	4,490
Assets attributable to operations in other categories	432	458	120
Goodwill not attributable to segment assets	2,686	2,686	703
Investment in an equity-accounted investee (mainly loans) reported as a segment	1,084	1,057	277
Cancellation of assets for a segment classified as an associate	(1,243)	(1,282)	(336)
Inter-segment assets	(593)	(1,091)	(286)
Other adjustments	8,429	6,275	1,643

Consolidated assets	24,320	25,259	6,611

	Year ended December 31,
			Convenience translation into U.S. dollars (Note 2D)
	2010	2011	2011
	NIS	NIS	US$

Liabilities
Liabilities from reporting segments	14,863	21,155	5,537
Liabilities attributable to operations in other categories	241	272	71
Cancellation of liabilities for a segment classified as an associate	(4,665)	(4,932)	(1,291)
Inter-segment liabilities	(1,571)	(1,889)	(494)
Other adjusments	7,741	6,412	1,678

Consolidated liabilities	16,609	21,018	5,501

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Assets and Liabilities Classified as Held-for-Sale

Assets classified as held-for-sale includes certain real property of the Bezeq Group which are expected to be realized by way of sale rather than on going use, as well as the assets and liabilities of the Company's Goldmind Media subsidiary.

Assets classified as held-for-sale:

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
	Note	2010	2011	2011
		NIS	NIS	US$
Trade and other receivables	10	16	1	1
Property, plant and equipment	11	195	158	41
Intangible assets	12	8	8	2

		219	167	44

Liabilities classified as held-for-sale included trade and other payables in the amount of NIS 21 as at December 31, 2010 (see note 16).

Note 8 - Cash and Cash Equivalents

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
Bank balances	70	124	32
Call deposits	334	1,323	347

Cash and cash equivalents	404	1,447	379

The Group’s exposure to interest rate and currency risks and a sensitivity analysis for financial assets and liabilities are disclosed in Note 19.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Investments, Including Derivatives

Categories of financial assets

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
Current investments
Financial assets held for trading	848	1,517	397
Available-for-sale financial assets	174	-	-
Derivative instruments	5	25	6
Other investments	2	6	2

	1,029	1,548	405

Non-current investments
Bank deposit for providing loans to employees (1)	83	76	20
Available-for-sale financial assets	31	39	10
Derivative instruments	10	-	-
Other investments	5	4	1

	129	119	31

	1,158	1,667	436

(1)
The deposit serves as a security for providing bank loans to Bezeq's employees. The deposit is unlinked and the effective interest rate of the deposit at December 31, 2011 is 2.29% (in 2010 -2.15%). Bezeq is liable for the loans to employees. The deposit is stated at its present value, taking into account the loan repayment schedule, based on a weighted average discount rate of 3.19% (in 2010 - 3.28%).

The Company’s exposure to currency and interest rate risks is also disclosed in Note 19.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 10 - Trade and Other Receivables

A.	Composition of trade and other receivables

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
Trade receivables
Outstanding debts	719	827	216
Credit cards and checks receivable	554	418	109
Unbilled receivables	413	307	80
Current maturities of long-term receivables	992	1,439	378
Related and interested parties	23	68	18
Total trade receivables (1)	2,701	3,059	801
Other receivables
Prepaid expenses	119	70	18
Other receivables	109	220	58
Related and interested parties	3	4	1
Total other receivables	231	294	77
Long-term trade and other receivables
Trade receivables – open debts	954	1,439	376
Trade receivables – associate	44	12	3
Long term receivables	116	48	13
	1,114	1,499	392

	4,046	4,852	1,270

Trade and other receivables include NIS 40 for trade and other receivables denominated in the US dollars (in 2010, NIS 38).

The long-term trade and other receivables are repayable up to 2016.

(1)	For discount interest rate, see Note 19.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 10 - Trade and Other Receivables (cont’d)

B.	Change in provision for doubtful debts during the year

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
Balance at January 1	18	47	12

Disposals with respect to the sale of the
Company's legacy communication business	(15)	-	-

Impaired loss recognized	44	68	18

Lost debts	-	(30)	(8)

Balance at December 31 (1)	47	85	22

(1)	As at December 31, 2010 NIS 3 presented under assets classified as held-for-sale.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Property, Plant and Equipment

		Switching
		transmission,						Convenience
		power,				Office		translation
		cellular				equipment		into
	Land and	and satellite	Network	Subscriber		and		U.S. dollars
	buildings	equipment	equipment	equipment	Vehicles	computers	Total	(Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Cost
Balance as at January 1, 2010	-	-	3	-	-	-	3
Additions with respect to the acquisition of Bezeq	1,148	2,403	2,208	1,319	73	329	7,480
Additions	48	355	423	80	70	66	1,042
Disposals	(14)	(2)	(56)	(9)	-	-	(81)
Transfer from assets held for sale	5	-	(3)	-	-	-	2
Additions with respect to the acquisitions of
other subsidiaries	3	-	-	-	-	10	13
Balance as at December 31, 2010	1,190	2,756	2,575	1,390	143	405	8,459

Balance as at January 1, 2011	1,190	2,756	2,575	1,390	143	405	8,459	2,214
Additions	86	533	634	155	82	95	1,585	415
Disposals	(72)	(2)	(122)	(9)	-	-	(205)	(54)
Transfer to assets held for sale	(47)	-	-	-	-	-	(47)	(12)
Balance as at December 31, 2011	1,157	3,287	3,087	1,536	225	500	9,792	2,563

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 – Property, Plant and Equipment (cont’d)

		Switching
		transmission,						Convenience
		power,				Office		translation
		cellular				equipment		into
	Land and	and satellite	Network	Subscriber		and		U.S. dollars
	buildings	equipment	equipment	equipment	Vehicles	computers	Total	(Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Depreciation and impairment losses
Balance as at January 1, 2010	-	-	2	-	-	-	2
Depreciation for the year	58	283	220	416	11	77	1,065
Transfer from assets held for sale	2	-	(2)	-	-	-	-
Balance as at December 31, 2010	60	283	220	416	11	77	1,067

Balance as at January 1, 2011	60	283	220	416	11	77	1,067	279
Depreciation for the year	52	428	258	656	31	157	1,582	414
Balance as at December 31, 2011	112	711	478	1,072	42	234	2,649	693

Carrying amounts
As at January 1, 2010	-	-	1	-	-	-	1	*
As at December 31, 2010	1,130	2,473	2,355	974	132	328	7,392	1,934
As at December 31, 2011	1,045	2,576	2,609	464	183	266	7,143	1,870

In the ordinary course of business, the Group acquires property, plant and equipment on credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to NIS 99.

(*)	represents an amount less than US$ 1.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Property, Plant and Equipment (cont’d)

A.
The residual value of Bezeq’s copper cables is assessed at the end of each reporting year. The residual value is NIS 469 and NIS 689 as at December 31, 2011 and December 31, 2010, respectively. The change in the residual value is not expected to have a material effect on future depreciation expenses.

B.
Bezeq depreciation committees reviewed the useful life of the property, plant and equipment, in order to determine the estimated useful life of these assets. Following the committee's findings changes have been made to certain property, plant and equipment estimated useful lives.

C.
Most of the real estate assets used by Bezeq were transferred to it by the State of Israel, according to the provisions in the asset transfer agreement signed between Bezeq and the State of Israel on January 31, 1984. Some of these assets were leased for 49 years, with an option for an extension for another 49 years, and others were rented for two years, renewable each time for another two years. Lease rights are amortized over the course of the lease period.

D.
As at December 31, 2011, trade payables include acquisitions of property, plant and equipment made in credit in the amount of NIS 99. In addition, as at December 31, 2011, trade receivables include receivables with respect to sale of property, plant and equipment in the amount of NIS 211.

E.	At the reporting date, there are agreements to purchase property, plant and equipment in the amount of NIS 387 (in 2010, NIS 300).

F.	See Note 24 for liens.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Intangible Assets

									Convenience
									translation
				Subscribers					into U.S.
		Brand	Customer	acquisition	Computer				dollars
	Goodwill	name	Relationships	costs	software	Licenses	Other	Total	(Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Cost
Balance as at January 1, 2010	6	-	-	-	-	-	6	12
Addition with respect to the acquisition of Bezeq	2,686	1,197	5,133	-	391	387	13	9,807
Additions with respect to the acquisitions of
other subsidiaries	147	113	30	-	-	-	43	333
Transfer to assets classified as held-for-sale (1)	(6)	-	-	-	-	-	(6)	(12)
Acquisitions or additions from independent
development	-	-	-	62	170	-	-	232
Balance as at December 31, 2010	2,833	1,310	5,163	62	561	387	56	10,372

Balance as at January 1, 2011	2,833	1,310	5,163	62	561	387	56	10,372	2,714
Acquisitions or additions from independent
development	3	-	-	79	247	-	3	332	87
Disposals	-	-	-	(1)	-	(36)	-	(37)	(10)
Balance as at December 31, 2011	2,836	1,310	5,163	140	808	351	59	10,667	2,791

(1)           See Note 7.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Intangible Assets (cont'd)

									Convenience
									translation
				Subscribers					into U.S.
		Brand	Customer	acquisition	Computer				dollars
	Goodwill	name	Relationships	costs	software	Licenses	Other	Total	(Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Amortization and impairment losses
Balance as at January 1, 2010	-	-	-	-	-	-	4	4
Amortization for the year	-	6	996	51	125	23	4	1,205
Balance as at December 31, 2010	-	6	996	51	125	23	8	1,209

Balance as at January 1, 2011	-	6	996	51	125	23	8	1,209	316
Amortization for the year	-	12	1,066	69	182	30	14	1,373	359
Balance as at December 31, 2011	-	18	2,062	120	307	53	22	2,582	675

Carrying amounts
As at January 1, 2010	6	-	-	-	-	-	2	8	2
As at December 31, 2010	2,833	1,304	4,167	11	436	364	48	9,163	2,398
As at December 31, 2011	2,836	1,292	3,101	20	501	298	37	8,085	2,116

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Intangible Assets (cont’d)

Total value of goodwill attributable to each cash-generating unit:

			Convenience
			translation
			into U.S.
			dollars
	December 31		(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
International communications and
internet services	181	181	47
Domestic fixed-line communications	1,283	1,283	336
Cellular telephone	1,217	1,217	318
others	152	155	41
Total (1)	2,833	2,836	742

(1)	As at December 31, 2010 and December 31, 2011 NIS 6 is presented under assets classified as held-for-sale.

Goodwill impairment testing by B Communications

For the purpose of impairment testing, goodwill is allocated to the Company’s cash generating units (hereinafter - “CGU”) which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes. The annual impairment testing date is December 31.

The recoverable amount of each CGU was based on the Discounted Cash Flow (DCF) method under the Income Approach. Value in use of traditional voice and broadband CGUs was determined by discounting the future cash flows generated from the continuing use of the CGUs and was based on the following key assumptions:

Domestic fixed line communications (Bezeq Fixed Line) -

—
Cash flows were projected based on actual operating results and additional information received from Bezeq's management upon request, and assumptions regarding changes in revenue mix (traditional telephony and internet) and investments required. The anticipated annual revenue growth included in the cash flow projections varied from approximately minus 7% to approximately plus 1% for the years 2012 to 2016.

—	A pre-tax discount rate of about 13.8% (equivalent to a post tax discount rate of 10.5%) was applied in determining the recoverable amount of the CGU.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 1%.

The estimated recoverable amount of Bezeq Fixed Line's exceeds its carrying amount by approximately NIS 672. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Intangible Assets (cont’d)

2011
%

Post-tax discount rate	11.1
Terminal year's anticipated annual
revenue growth	0.2

Cellular telephones (Pelephone) -

—
Cash flows were projected based on actual operating results and additional information received from Pelephone's management upon request, and assumptions regarding changes in revenue mix (income from services and from end user devises) and investments required. The anticipated annual revenue growth included in the cash flow projections varied from approximately minus 6% to approximately a positive 2% for the years 2012 to 2016.

—	A pre-tax discount rate of 14.6% (equivalent to a post tax discount rate of 11%) was applied in determining the recoverable amount of the units.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 1%.

The estimated recoverable amount of Pelephone's exceeds its carrying amount by approximately NIS 160. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2011
%

Post-tax discount rate	11.2
Terminal year's anticipated annual
revenue growth	0.8

International communications and Internet services (Bezeq International) -

—
Cash flows were projected based on actual operating results and additional information received from Bezeq International's management upon request, and assumptions regarding revenue growth and investments required. The anticipated annual revenue growth included in the cash flow projections varied from about 2% to 9% for the years 2012 to 2016.

—	A pre-tax discount rate of about 15.3% (equivalent to a post tax discount rate of 12.2%) was applied in determining the recoverable amount of the CGU.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 1%.

The estimated recoverable amount of Bezeq International's exceeds its carrying amount by approximately NIS 29. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Intangible Assets (cont’d)

2011
%

Post-tax discount rate	12.5
Terminal year's anticipated annual
revenue growth	0.8

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data).

Note 13 - Deferred and Other Expenses

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
Long-term prepaid expenses in
respect of use of capacities (1)	419	408	107
Other prepaid expenses	4	4	1

Total deferred and other expenses	423	412	108

(1)
In October 2011, Bezeq International entered into an agreement with Mediterranean Nautilus to expand and change the existing user rights in the international optic network that it operates, which will be used as a backup for Bezeq International's cable between Israel and Italy. This agreement is not expected to have a material effect on the Group's results.

The amount of amortization recognized in the statement of income is NIS 29 (in 2010 NIS 20).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Investment in equity-accounted investee

A.	Equity-accounted associates

Below is a summary of the Group's principal associate, DBS Satellite Services (1998) Ltd. (hereinafter "DBS"), without adjustment for ownership percentage held by the Group:

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
Condensed statement of	2010	2011	2011
Financial position	NIS	NIS	US$
Current assets	180	181	47
Non-current assets	1,063	1,101	288
Total assets	1,243	1,282	335
Current liabilities	802	771	202
Non-current liabilities	3,863	4,161	1,089
Total liabilities	4,665	4,932	1,291
Capital deficit	(3,422)	(3,650)	(956)

			Convenience
			translation into
			U.S. dollars
	Year ended December 31		(Note 2D)
	2010	2011	2011
Condensed statement of income	NIS	NIS	US$
Revenues	1,583	1,619	424
Gross profit	454	591	155
Operating profit	178	295	77
Loss for the year	(314)	(230)	(60)

Bezeq holds 49.78% of DBS's share capital. In addition, at the reporting date, Bezeq holds options to 8.6% of DBS's share capital. Following the 2009 Supreme Court's ruling not to approve Bezeq's merger with DBS, the options are not exercisable as of the balance sheet date.

1.	As at December 31, 2011, the investment in an associate includes Bezeq’s investments in shares, share options and loans to DBS.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Investment in Equity-Accounted Investee (cont'd)

A.	Equity-accounted associates (cont'd)

2.	Following is the DBS investment account composition:

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2010		2011	2011
	NIS		NIS	US$
Balance at April 14	1,175	Balance at January 1	1,084	284
Interest and linkage differences	140	Interest and linkage differences	189	50
Company’s share in capital reserves	4	Company’s share in capital reserves	1	*
Company’s share in losses	(235)	Company’s share in losses	(217)	(57)
Balance at December 31	1,084	Balance at December 31	1,057	277

*	Represent an amount less than US $1.

The Company’s subsidiaries, other than Bezeq, have investments in other associates in theamount of NIS 2 as at December 31, 2011.

3.	Following are details of Bezeq’s loans to DBS, according to the terms of the loans and details of the carrying amount of the loans as stated in the financial statements:

					Convenience translation
					into U.S. dollars (Note 2D)
	December 31, 2010		December 31, 2011		December 31, 2011
		Value		Value		Value
		according		according		according
		to the		to the		to the
	Carrying	terms of	Carrying	terms of	Carrying	terms of
	amount	the loans	amount	the loans	amount	the loans
	NIS	NIS	NIS	NIS	US$	US$
CPI-linked loans (1)	44	1,145	59	1,173	15	307
CPI-linked loans, bearing interest at a rate of 5.5% (2)	172	286	214	309	56	81
CPI-linked loans, bearing interest at a rate of 11% (2)	1,135	1,112	1,276	1,266	334	331
	1,351	2,543	1,549	2,748	405	719

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Investment in Equity-Accounted Investee (cont'd)

A.	Equity-accounted associates (cont'd)

(1)	Loans provided to DBS up to July 10, 2002 (hereinafter- “the Old Shareholders’ Loans”) are linked to the known CPI, do not have a repayment date and do not bear interest.

(2)
In accordance with the agreement between DBS and its shareholders as at December 30, 2002, it was decided that the loans provided by certain of the shareholders (including the Bezeq) to DBS commencing July 10, 2002 (hereinafter- "the New Shareholders' Loans"), will have preference over the Old Shareholders Loans. In accordance with the agreement, the New Shareholders Loans will be eligible for full settlement by DBS before any dividend is distributed by DBS and/or the repayment of the Old Shareholders Loans lent to DBS by the shareholders and subject to the cash flows and liabilities of DBS under its agreements with the banks. No repayment dates were set for the New Shareholders' Loans as well.

4.	Financial position of DBS:

Since commencing its operations, DBS has accumulated considerable losses. The losses in 2011 and 2010 amounted to NIS 230 and NIS 314, respectively. As a result of these losses, the capital deficit and working capital deficit of DBS as at December 31, 2011 totaled NIS 3,650 and NIS 590, respectively.

The management of DBS believes that the financial resources available to it will be sufficient for its operating needs in the coming year based on the forecasted cash flow approved by DBS’s board of directors. If additional resources will be required in order to meet its operational requirements for the coming year, DBS will adjust its operations so that no additional resources beyond those available to it will be required. In recent years, DBS required external financing that was intended, among others, to expand its investments. At the reporting date, any significant increase in the investments of DBS will require an expansion of the financing sources at its disposal.

5.	Financial covenants and stipulations applicable to DBS

The terms of loans and a credit facility that DBS received from banks, in the amount of NIS 535 as at December 31, 2011, impose limitations as to the lien or sale of certain assets, limitations as to the receipt of credit from banks and others (without the prior approval of the current lending banks), limitations as to the distribution of a dividend, limitations as to the repayment of shareholder loans, limitations as to transactions with interested parties, limitations as to changes in the shareholding ratio of shareholders, limitations as to DBS's compliance with various licenses granted to it, limitations as to the purchase of securities by DBS and the establishment of a subsidiary, and limitation as to the issuance of shares or other securities of the DBS.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Investment in Equity-Accounted Investee (cont'd)

A.	Equity-accounted associates (cont'd)

According to the financing agreement, DBS is required to comply with the minimum debt coverage ratio between its cash balance (cash, deposits and available for sale securities in addition to the unused balance of the short-term bank credit), in addition to the surplus before its financing (the total of net cash provided by operating activities in the preceding four quarters, less the total net cash used in investing activities in those four quarters according to the statement of cash flows) and between the total principal installments and interest payments (the total repayable amount in the four quarters subsequent to the assessed quarter, on account of long-term bank credit and Debentures (Series A) and (Series B)). The covenant ratios rise gradually until 2013, where the covenant ratio for December 31, 2011 is equal to a minimum debt coverage ratio of 1.05. As at December 31, 2011, DBS is in compliance with this covenant (the debt coverage ratio was 1.55).

DBS must also comply with the limitation of minimum and maximum supplier credit, that is measured according to the liabilities to suppliers and service providers balance for the period commencing at the beginning of the calendar year and ending at the end of the measured quarter. The covenant target is that suppliers' credit will be no less than NIS 300 and no more than NIS 500 (the maximum target does not include credit of up to NIS 100 from suppliers that are interested parties, provided the credit from suppliers that are not interested parties does not exceed NIS 500). As at December 31, 2011, DBS is in compliance with this covenant (suppliers' credit was NIS 428).

In addition, the trust deed for Debentures (Series B) issued by DBS stipulates that DBS is required to meet a quarterly maximum debt-EBITDA ratio of 5.7. As at December 31, 2011, DBS is in compliance with this covenant (the debt-EBITDA ratio was 2.86).

6.
As collateral for the guarantees and liabilities (for bank credit and Debentures (Series A) and (Series B)) in the amount of NIS 1.6 billion, current liens were recorded on all of DBS's assets and fixed liens on some of its assets (subject to restrictions set out in the Communications Law).

7.	DBS has a current debt to the Group companies. The balance of DBS's current debt to the Group companies is in the amount of NIS 65.

8.	For guarantees provided by Bezeq to DBS, see Note 24E and 24G.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 – Investment in equity-accounted investee (cont’d)

B.	Subsidiaries held directly and indirectly by the Company

1.	General

	Country of	Ownership
	incorporation	interest
2011
B Communications Ltd.	Israel	78.56%
Goldmind Media Ltd. (5)	Israel	100%

Subsidiaries of B Communications Ltd.
B Communications (SP1) Ltd.	Israel	100%
B Communications (SP2) Ltd. (1)	Israel	100%
Bezeq - The Israel Telecommunication Corp. Limited (2)	Israel	31.1%

Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited.
Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
Bezeq Online Ltd.	Israel	100%
Bezeq Zahav (Holdings) Ltd.	Israel	100%
Walla! Communications Ltd. (3)(4)	Israel	71.55%
Stage One Venture Capital Fund	Israel	71.8%

2010
B Communications Ltd.	Israel	76.78%
Goldmind Media Ltd. (5)	Israel	100%

Subsidiaries of B Communications Ltd.
B Communications (SP1) Ltd.	Israel	100%
B Communications (SP2) Ltd. (1)	Israel	100%
Bezeq - The Israel Telecommunication Corp. Limited (2)	Israel	30.31%

Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited.
Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
Bezeq Online Ltd.	Israel	100%
Bezeq Zahav (Holdings) Ltd.	Israel	100%
Walla! Communications Ltd. (3)(4)	Israel	71.55%
Stage One Venture Capital Fund	Israel	71.8%

(1)	Held by B Communications (SP1) Ltd.
(2)	Held by B Communications (SP2) Ltd.
(3)	Walla has investments in other subsidiaries that are not material.
(4)	For information about publication of the complete tender offer by Bezeq to acquire the entire shares of Walla held by the public, subsequent to the reporting date, see Note 34C.
(5)	Goldmind Media has investments in other subsidiaries that are not material.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 – Investment in equity-accounted investee (cont’d)

B.	Subsidiaries held directly by the Company (cont’d)

2.	Details of Group entities

a.	B Communications Ltd.

B Communications Ltd., is a majority-owned subsidiary of the Company. B Communications is the sole shareholder of B Communications (SP1) Ltd. which holds B Communications (SP2) Ltd. which directly holds the Bezeq controlling interest.

b.	B Communications (SP1) Ltd.

B Communications (SP1) Ltd. ("SP1"), founded in 2010, is a wholly-owned subsidiary of the Company. SP1 is the sole shareholder of B Communications (SP2) Ltd. ("SP2") which directly holds the Bezeq controlling interest.

c.	B Communications (SP2) Ltd.
B Communications (SP2) Ltd. ("SP2") founded in 2010, is an indirect wholly-owned subsidiary of the Company, through SP1, and holds the Bezeq controlling interest.

d.	Bezeq- The Israel Telecommunications Corp. Ltd.
Bezeq is controlled by SP2 that holds 31.1% of Bezeq’s outstanding shares. Bezeq is the largest fixed line domestic communication services company in Israel.

e.	Pelephone Communications Ltd.

Pelephone Communications Ltd. ("Pelephone") is a wholly-owned subsidiary of Bezeq. Pelephone provides cellular communication services and value added services and markets and repairs terminal equipment.

f.	Bezeq International Ltd.

Bezeq International Ltd. ("Bezeq International") is a wholly-owned subsidiary of Bezeq. Bezeq International provides internet access (ISP) services, international communications services and network end point (NEP) services.

g.	Bezeq Online Ltd.
Bezeq Online Ltd. (“Bezeq Online”) is a wholly-owned subsidiary of Bezeq. Bezeq Online provides call center outsourcing services.

h.	Bezeq Zahav (Holdings) Ltd.
Bezeq Zahav (Holdings) Ltd. ("Bezeq Zahav") is wholly-owned and controlled by Bezeq. Bezeq Zahav holds debentures (Series 5) issued by Bezeq.

i.	Walla! Communications Ltd.
Walla! is controlled by Bezeq. Bezeq holds 71.55% of Walla shares. Walla is a public company and its shares are traded on the Tel Aviv Stock Exchange. The market value of the Walla shares held by Bezeq as at December 31, 2011 is NIS 137. Walla provides internet, management and media services for a range of populations. For information about publication of the complete tender offer by Bezeq to acquire the entire shares of Walla held by the public, subsequent to the reporting date, see Note 34C.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Investment in equity-accounted investee (cont’d)

B.	Subsidiaries held directly by the Company (cont’d)

2.	Details of Group entities (cont’d)

j.	Stage One Venture Capital Fund (Israel) L.P.
This is a venture capital fund in which the management rights are held by the general partner (Stage One Capital Investment LP), and Bezeq has rights in the profits.

Subsequent to the reporting date, the fund signed an agreement to sell the shares of one of the companies in which the fund invested. Following the agreement Bezeq Group expects to recognize financing income of USD 18 from the disposal of available-for-sale assets.

k.	Goldmind Media Ltd.

Goldmind  Media Ltd. (hereafter - "Goldmind"), founded in 2000, is a private company which is wholly-owned and controlled by the Company. As of December 31, 2011 Goldmind has 2 inactive media web-sites. See Note 7 regarding the expected sale of assets and liabilities of Goldmind.

3.	Dividend received from subsidiaries

			Convenience
			translation into
			U.S. dollars
			(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
Received by Bezeq from Pelephone Communications Ltd.	410	869	227
Received by Bezeq from Bezeq International Ltd.	216	92	24
Received by Bezeq from Stage One Venture Capital Fund	10	3	1
Received by B Communications from Bezeq	1,135	984	258

4.	Bezeq’s Dividend Distribution Policy

In August 2009, Bezeq’s Board of Directors resolved to implement a dividend policy to distribute dividends to its shareholders of 100% of the semi-annual profit ("profit for the period attributable to the shareholders of Bezeq"), in accordance with its consolidated financial statements. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of Bezeq regarding its ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, its operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the its general shareholders meeting regarding any specific distribution, as set out in the articles of association of Bezeq. Since the date of the resolution, Bezeq’s dividend policy has not been changed.

5.	Distribution not in compliance with the earnings test

On December 30, 2010, Bezeq’s Board of Directors resolved to approve and to recommend that the general meeting of the Company’s shareholders approve a distribution to the Company’s shareholders (“the special distribution”) in the total amount of NIS 3 billion, a sum not in compliance with the earnings test. As defined in Section 302 of the Companies Law. The amount of the special distribution will be distributed to the Company’s shareholders in six equal semi-annual payments, from 2011 to 2013 (without interest or linkage payments), together with Bezeq’s regular dividend distribution.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Investment in equity-accounted investee (cont’d)

B.	Subsidiaries held directly by the Company (cont’d)

5.	Distribution not in compliance with the earnings test (cont'd)

On January 24, 2011, the general meeting of Bezeq's shareholders approved the special distribution and on March 31, 2011, the economic division of the District Court approved the special distribution. Accordingly, in 2011, the first two payments of the special distribution were paid in a total amount of NIS 500 each, as set out in section C below.

The balance of the liability for the distribution is recognized as a financial liability and was initially measured at its present value at the date approval was received from the court. Discounting is based on the expected payment dates, at a discount rate of 3.81% to 5.05% (calculated on the basis of the risk-free interest rate at the recognition date of a liability, plus an appropriate fixed credit margin for Bezeq).

The dividend payable to non-controlling interest in the Company's financial statement is stated as follows:

	December 31, 2011
	Dividend payable, undiscounted	Presented in the statement of financial position *
	NIS million	NIS million
Current liabilities	689	669
Non-current liabilities	689	636
	1,378	1,305

*	Dividend payable for the special distribution presented in the statement of financial position at present value plus financing expenses accumulated from March 31, 2011 to December 31, 2011.

On July 3, 2011, a holder of Bezeq's debentures (Series 5) petitioned the economic division of the Tel Aviv District Court to order Bezeq to submit a revised opinion and to permit submission of responses/objections, alleging that there has been a change in circumstances that justifies reassessment of Bezeq's solvency (raising debt of NIS 3 billion by Bezeq, immediately and the downgrade of Bezeq's rating to negative outlook by "Midroog"). On August 18, 2011, another holder of Bezeq's debentures (Series 5) petitioned the court to join the procedure. On July 10, 2011, Bezeq submitted its response to the petition, according to which the petition should be rejected since there have been no changes to the circumstances as alleged and/or which justify re-examination of the decision and since this is a final and absolute decision. In the hearing of these petitions held on September 19, 2011, the parties agreed to accept the position of the court, according to which the court's approval of the distribution under section 303 of the Companies Law does not derogate in any way from the obligations of Bezeq's officers under any law. The court validated the consent and ruled that in view of the consent, discussion of the other issues that arose in the petition is unnecessary. The court noted that the aforesaid does not prevent a creditor that is able to demonstrate a material adverse change in Bezeq's solvency from applying to the court. Further to this decision, Bezeq clarified that the decision does not affect the continuation of payment of the special distribution and Bezeq's regular dividend policy and does not require reapplication to the court before payment.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Investment in equity-accounted investee (cont’d)

B.	Subsidiaries held directly by the Company (cont’d)

5.	Distribution not in compliance with the earnings test (cont'd)

On March 4, 2012, the applicants filed a petition to set a date for a hearing at the Economic Division of the Tel Aviv District Court, to hear the objections that will be filed in respect of distribution of a dividend not in compliance with the earnings test. The applicants seek to set a date for a hearing and ruling before Bezeq distributes the next dividend of NIS 0.5 billion, which is planned sometime in May 2012.

On March 29, 2012 and April 4, 2012, subsequent to the balance sheet date, an objection was filed with the Economics Division of the Tel Aviv District Court, opposing the continued payments of the distribution that do not satisfy the "profit test", as was previously approved by the Court on March 31, 2011. The objection was filed by holders of Bezeq's Debentures (Series 5), who sought to join an earlier proceeding in the matter in the second half of 2011.

C.	Dividends

In 2010 and 2011, Bezeq declared and paid the following dividends in cash:

	2010	2011
	NIS	NIS
Distribution of a regular dividend (see section B4 above)
May 2011 (NIS 0.4306 per share)	-	1,163
October 2011 (NIS 0.366 per share)	-	992
May 2010(NIS 0.917 per share)	2,453	-
October 2010 (NIS 0.478 per share)	1,280	-
	3,733	2,155
Distribution not in compliance with the earnings test (see section B5 above)
May 2011(NIS 0.1851 per share)	-	500
October 2011 (NIS 0.1846 per share)	-	500
	-	1,000
	3,733	3,155

On March 14, 2012, the Board of Directors of Bezeq resolved to recommend to the general meeting the distribution of a cash dividend to the shareholders in the amount of NIS 1.074 billion. On April 24, 2012, the general meeting approved the Board of Directors' recommendations. The record date for the distribution is May 4, 2012 and the payment date is May 21, 2012. As well as this distribution (to the extent that it will be approved), the third portion of the special dividend amounting to NIS 500 will be distributed as set out in section B5 above and the distribution dates of the regular dividend (the record date, the ex-day and the payment day) will be relevant for this distribution as well.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others

A.	Composition

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
Current liabilities
Short-term bank credit	15	14	3
Current maturities of debentures	1,147	714	187
Current maturities of bank loans	329	542	142
Current maturities of loans from others	10	11	3
Current maturities of other liabilities	-	25	7

	1,501	1,306	342

Non-current liabilities
Debentures	3,541	6,388	1,672
Convertible debentures	5	-	-
Bank loans	6,138	6,753	1,767
Loans from institutions and others	541	544	142
Other liabilities	107	90	24

	10,332	13,775	3,605

	11,833	15,081	3,947

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

A.	Terms and debt repayment schedule

					Convenience translation into
					U.S. Dollars (Note 2D)
	December 31, 2010		December 31, 2011		December 31, 2011
	Par value	Carrying amount	Par value	Carrying amount	Par value	Carrying amount	Currency	Nominal interest rate
	NIS	NIS	NIS	NIS	US$	US$		%
Short-term credit	15	15	14	14	3	3	NIS + US$

Other liabilities	124	107	124	115	32	31	NIS

Loans from banks and others:
Linked to the Israeli CPI - Fixed interest	1,892	1,932	1,727	1,806	452	473	NIS	4.35 - 6.81
Unlinked - Variable interest	3,840	3,752	4,282	4,219	1,121	1,104	NIS	P-0.33 to P+1.75
Unlinked - Fixed interest	1,300	1,300	1,800	1,800	471	471	NIS	5 - 6.85
Linked to the US Dollar - Fixed interest	34	34	25	25	6	6	US$	3
	7,066	7,018	7,834	7,850	2,050	2,054

Debentures:
Linked to the Israeli CPI - fixed interest	3,556	4,297	3,970	4,552	1,040	1,192	NIS	3.7 - 5.95
Unlinked - variable interest	-	-	425	425	111	111	NIS	Makam + 1.4
Unlinked - fixed interest	400	396	2,129	2,125	556	556	NIS	5.7 - 6.65
	3,956	4,693	6,524	7,102	1,707	1,859

Total interest-bearing liabilities	11,161	11,833	14,496	15,081	3,793	3,947

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures

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

Transaction costs in the amount of NIS 45 were recorded against the loan amount and are amortized using the effective interest method.

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

The Bezeq shares held by SP2 and all of SP2’s other rights and assets (except such shares of Bezeq acquired after April 14, 2010, see note 5) have been pledged to the lenders as security of SP2’s obligations under the loan agreements with Bank Hapoalim. In addition, SP1 has pledged to the lenders the entire equity it holds in SP2 and the debt owed to it by SP2.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

SP2 undertook to make a cash deposit in an account held with Bank Hapoalim from the cash Bezeq pays and/or distributes to SP2 in the amount of NIS 150 (hereinafter, the "Encumbered Deposit"). SP2 was obliged to create and record in favor of the lenders a fixed first-ranking lien over the Encumbered Deposit

SP2 has also created the following Liens in favor of Bank Hapoalim as security for its obligations under the loan agreements:

A.
A floating charge on all its assets, property (current and fixed) and its present and future rights (with the exception of any additional shares of Bezeq which it may acquire) and a first-ranking fixed charge on its share capital, which has not yet been realized and/or which has been exercised and not yet realized, on its goodwill and rights to a tax exemption and/or relief and/or dispensation.

B.	A fixed lien, assignment by way of lien and a floating charge on its rights and assets, as set forth below:

1.
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

2.
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

As at December 31, 2011, SP2 was in compliance with the above mentioned covenants.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(2)
On February 18, 2010, SP1 entered into a loan agreement with certain entities associated with the Migdal Insurance and Financial Holdings Ltd. Group (hereinafter- Migdal). According to the Migdal loan agreement, on April 14, 2010, the closing date of the acquisition of the Bezeq interest, SP1 was provided with a NIS 500 loan for the acquisition of the Bezeq shares as mentioned in Note 5A. The loan bears annual interest at a rate of 6.81%-6.95% and is linked to Israeli CPI. The final interest rate will be calculated according to a formula that takes into account the amounts that the Company may pay in the event of the early repayment of the loan at Migdal's demand.

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

(3)
In 2010, Bezeq completed a debt financing in the amount of NIS 2.6 billion, through loans from banks in Israel. Bezeq created a negative pledge for the loan, which includes exceptions, inter alia, for the matter of a lien on assets that are purchased or expanded by the Company, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for the matter of a token charge.

There is a cross-default mechanism for the loans that allows, under certain conditions, immediate recall of the debt should a third party call for immediate repayment of the Bezeq's debts towards it due to breach of contract.

As at December 31, 2011 and the approval date of the financial statements, there were no grounds to call for immediate repayment of the loans.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(4)
In 2011, Bezeq completed a bank debt financing in the amount of NIS 1.6 billion and issued private debentures to an institute (group) amounting to NIS 400. Bezeq has provided the following undertakings to each of the credit providers ("the Credit Providers"):

A.
Bezeq will not create additional pledges on its assets (a negative pledge), under the same terms as the negative pledge in favor of the banks and subject to the exceptions described in section B(3) above.

B.
The financing documents include accepted grounds for immediate repayment of the credit, including events of breach, insolvency, liquidation or receivership proceedings, as well as the right to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq's debts in an amount exceeding the amount set.

C.
Bezeq undertook that if it makes a commitment to any lender (an additional lender) regarding financial covenants, the financing organizations may (under certain circumstances) require Bezeq to provide them with a similar undertaking.

As at December 31, 2011 and the approval date of the financial statements, Bezeq was in compliance with all its liabilities in respect of this debt, there were no grounds to call for immediate repayment and financial covenants were not set out as described above.

(5)	Convertible Debentures

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

During the years 2006-2011, NIS 181 par value of the convertible debentures were converted.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

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

In September 2011, the Company completed early redemption of 242,561 par value Series A Debentures, together with index-linkage differentials and accrued interest. As a result of the early redemption, the Company’s Series A Debentures were delisted from the Tel Aviv Stock Exchange on September 26, 2011.

As of December 31, 2011, NIS 301,340 par value of Series A Debentures were outstanding.

Subsequent to the reporting date and as at April 30, 2012 NIS 5,400 par value of the convertible debentures had been converted into 108 shares.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(6)	Issuance of series B debentures

On September 30, 2007, the Company issued a total of 423 par value Series B debentures at 97% of their par value. The debentures are repayable in six equal annual installments on November 1 of each of the years 2010 to 2015 (inclusive). The principal of the debentures and the interest accruing thereon is indexed to the Israeli CPI.

The outstanding balance of the debentures bear interest of 5% per year, payable once every 12 months, on November 1 of each of the years 2008 to 2015. The debentures were listed for trading on the Tel Aviv Stock Exchange Ltd (“TASE") on October 2007.

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

•
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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(7)	Issuance of series C debentures and replacement of debentures

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
On December 16, 2010 the Company effected a private placement of NIS 148 principal amount of Series C Debentures to certain institutional investors in Israel in exchange for approximately NIS 125  principal amount of the Company’s outstanding Series B Debentures held by such institutional investors (or approximately 19% of the outstanding Series B Debentures), reflecting an exchange ratio of 1:1.188 (NIS 1.188 principal amount of Series C Debentures for NIS 1 principal amount of Series B Debentures).

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

Upon completion of the exchange offer, approximately NIS 529 in aggregate principal amount of the Series B Debentures remained outstanding. The Series B Debentures purchased by the Company were cancelled and the remaining outstanding Series B Debentures will continue to trade on the Tel Aviv Stock Exchange.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(7)	Issuance of series C debentures and replacement of debentures (cont'd)

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

In February 2011, the Company completed a private placement of NIS 130 of its Series C Debentures to a number of Israeli institutional investors. The private placement was carried out as an increase to the outstanding Series C Debentures of the Company, which were first issued in September 2010. The aggregate proceeds to the Company were approximately NIS 134 (US$ 35).

In August 2011, the Company completed a private placement of NIS 122 of its Series C Debentures to a number of Israeli institutional investors. The private placement was carried out as an increase to the outstanding Series C Debentures of the Company, which were first issued in September 2010. The aggregate proceeds to the Company were approximately NIS 122 (US$ 32).

In December 2011, the Company completed a private placement of NIS 65 of its Series C Debentures to a number of Israeli institutional investors. The private placement was carried out as an increase to the outstanding Series C Debentures of the Company, which were first issued in September 2010. The aggregate proceeds to the Company were approximately NIS 62 (US$ 16).

In January 2012, subsequent to the balance sheet date, the Company completed a private placement of NIS 14 of its Series C Debentures to a number of Israeli institutional investors. The private placement was carried out as an increase to the outstanding Series C Debentures of the Company, which were first issued in September 2010. The aggregate proceeds to the Company were approximately NIS 13
(US$ 3).

The terms of the Series C Debentures issued in 2011 and 2012 are identical to the terms of Series C Debentures issued in September 2010. The newly issued Series C Debentures are listed on the TASE.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(8)	B communication Debentures

B Communications has issued NIS 706,636,643 of Series A and Series B debentures to investors in Israel. The debentures are traded on the Tel Aviv Stock Exchange.

Series A - The par value of the debentures as of December 31, 2011, is NIS 256, of NIS 1 par value each, repayable together with the accrued interest in eight equal payments on March 15 of each year until March 15, 2016. The debentures are linked to the Israeli CPI and bear annual interest at a rate of 4.75%.

B Communications’ Series A debentures have the following terms:

1.
B Communications is entitled to issue additional Series A debentures and to issue additional series on the same terms, providing that such issuance does not cause the credit rating of the outstanding debentures to decrease below the rating prior to the issuance.

2.	B Communications is prohibited from creating any liens on its assets without the prior approval of the general meeting of the debenture holders.

3.
B Communications may not repay all or any portion of its shareholders’ loans so long as the ratio of net debt (without the shareholders’ loans) to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization) is greater than two for the prior four quarters.

4.
B Communications is entitled to make an early redemption of the debentures, in whole or in part, in the last two weeks of each quarter. The amount payable will be the greater of:  the principal plus accrued interest and linkage differences as at that date; or the present value of future cash flows as at that date based on a yield of Israeli Government Bonds + 0.3%.

5.	The debenture holders are entitled to demand the immediate redemption of the debentures under the following circumstances:

a.	The winding-up, dissolution or liquidation of the Company.
b.	Non-payment by the Company of the amounts required according to the terms of the debentures.
c.	A foreclosure is imposed on the Company’s principal assets.
d.	The breach of a material provision of the debentures.

As at the date of these financial statements B Communications was in compliance with the financial covenants of Series A debentures.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(8)	B communication Debentures (cont'd)

Series B - On September 21, 2010, B Communications issued, at par value, NIS 400 Series B debentures to Israeli investors. The debentures are payable in four equal annual installments on March 31 of each of the years 2016 through 2019, not linked to the Israeli CPI, bear interest at a fixed annual rate of 6.5%, payable semi-annually on March 31 and on September 30 of each of year during the years 2011 through 2019 (the first interest payment was paid on March 31, 2011, and the last interest payment is payable on March 31, 2019).

In January, 2012, subsequent to the balance sheet date, B Communications completed a private placement of additional Series B Debentures in the amount of NIS 126 par value to certain of Israeli institutional investors.

According to the financial covenants of the Series B debentures B Communications is obligated to the following:

1.	Not to issue any additional Series B debentures if such increase will decrease the A2 rating of the Series B debentures.

2.	To maintain the control of Bezeq.

3.	The investors will have the right to require the immediate repayment of the Series B debentures if Eurocom will no longer hold the controlling interest in B Communications.

As at the date of these financial statements B Communications was in compliance with the financial covenants of Series B debentures.

(9)	Pelephone bank loans and debentures

The bank loans and debentures of Pelephone (NIS 135 and NIS 476 as at December 31, 2011, respectively) are secured by an irrevocable undertaking by Pelephone to the credit providers not to encumber its assets without their consent (a negative pledge). The undertaking include:

A.
A declaration that Pelephone will not encumber its assets (as may be from time to time), in whole or in part, in any manner including by means of a floating lien or a fixed lien of any type or rank, in favor of any third party, without the prior written consent of the credit providers.

B.	Compliance with the following financial covenants:

1.
An undertaking that Pelephone's debt will not exceed three times its equity and an undertaking that as long as that ratio exceeds 2.5, dividends will not be distributed and management fees will not be paid to the shareholders.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(9)	Pelephone bank loans and debentures (cont'd)

2.	Pelephone undertook that the amount of its debts will not exceed NIS 3.8 billion (linked to the CPI known in January 2002). As at December 31, 2011, the estimated amount is NIS 4.8 billion.

3.	An undertaking towards a certain bank that its total debt to it will not exceed 40% of its total debts to all the financial entities.

As at the date of the financial statements, Pelephone is in compliance with the financial covenants and with its undertakings to the banks and the debenture holders. Non-compliance with these undertakings would allow the banks and the debenture holders to call for immediate repayment of the loans it received from the banks and the debentures.

(10)	Bezeq's debentures

The par value of Bezeq's Debentures (Series 5) is in the amount of 1,989,139,167 of NIS 1 par value each, of which 1,255,722,500 debentures were issued to the public and to institutional investors (partially through Bezeq Zahav, a wholly-owned subsidiary) and the balance of 733,416,667 were issued to Bezeq Zahav. The debentures are repayable in six equal annual payments in each of the years 2011 to 2016.

On June 1, 2011, Bezeq published a shelf prospectus, in Israel, for the issue of shares, debentures, convertible debentures, share options, debenture options and commercial papers, in the same scope and under the same conditions defined in the shelf offering memorandums, to the extent that these will be published by Bezeq in the future ("the Shelf Prospectus"). Subsequently, on June 22, 2011, Bezeq issued an amendment to the Shelf Prospectus, which included mainly amendments to the terms of the debentures and deed of trust. On June 29, 2011, Bezeq issued a shelf offering memorandum for a public offering of debentures (Series 6 to 8). Subsequently, on July 3, 2011, Bezeq issued debentures according to the shelf offering memorandum, as follows:

A.
958,088,000 Debentures (Series 6) of record, of NIS 1 par value each for a gross consideration of NIS 958,088,000. The debentures are repayable in five equal annual payments in 2018 to 2022. The interest is payable semi annually from December 1, 2011.

B.
424,955,000 Debentures (Series 7) of record, of NIS 1 par value each for a gross consideration of NIS 424,955,000. The debentures are repayable in five equal annual payments in 2018 to 2022. The interest is payable four times a year from September 1, 2011.

C.
1,329,363,000 Debentures (Series 8) of record, of NIS 1 par value each for a gross consideration of NIS 1,329,363,000. The debentures are repayable in three equal annual payments in 2015 to 2017. The interest is payable semi annually from December 1, 2011.

The total gross consideration for the debentures was in the amount of NIS 2,712. The consideration less issuance fees was in the amount of NIS 2,694.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Debentures, loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(10)	Bezeq's debentures (cont'd)

Bezeq undertook the following for the debentures that were issued:

A.
Bezeq will not create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders (negative pledge), under the same terms of the negative pledge in favor of the banks and subject to the exceptions described in section B(3) above.

B.
Bezeq will take steps so that, to the extent under its control, debentures of the relevant series will rated by at least one rating company, so long as there are debentures of the relevant series in circulation.

C.	If Bezeq provides an undertaking towards any entity in respect of compliance with financial covenants, Bezeq will provide the same undertaking to its debenture holders (subject to certain exceptions).

D.
Standard grounds were included for immediate repayment of the debentures, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq's debts in an amount exceeding the amount determined.

As at December 31, 2011 and the approval date of the financial statements, Bezeq was in compliance with all its liabilities in respect of these debentures, there were no grounds to call for immediate repayment of the credit and financial covenants were not set out as aforesaid.

(11)
In connection with the sale of B Communications' legacy communications business to Ampal, B Communications agreed to assume a long term loan due to one of the Company's suppliers. This loan, in the amount of NIS 25 as of December 31, 2011 (NIS 34 as of December 31, 2010), bears 3% fixed interest, linked to the U.S. dollar and payable on a monthly basis until February 2014.

Other Obligations

On April 14, 2010, SP2 issued phantom stock options to banking and financial institutions led by Bank Hapoalim, under which they received option units, which the “base price” of each unit was NIS 8.62. The total amount payable by SP2 to the banks and the financial institutions was limited to NIS 125 (NIS 2.4289 per option unit) in the aggregate.

During the fourth quarter of 2010, the banking and the financial institutions exercised all the phantom stock options issued to them. Under the exercise terms, SP2 is obligated to pay the institutions a total of NIS 124 in five equal annual installments beginning in May 2012. This liability is recorded at its present value in an amount of NIS 115 as of December 31, 2011 (2010: NIS 107). The long term portion of the liability in the amount of NIS 90 is presented under other long-term liabilities, and the current portion of the liability in the amount of NIS 25 is presented under other payables.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Trade and Other Payables

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
Trade payables (open accounts) (1)	1,066	892	233

Trade payables consisting of related and
interested parties	46	18	5

Other payables
Liabilities to employees and other liabilities
for salaries	348	346	91
Institutions	183	138	35
Accrued expenses	113	109	29
Accrued interest	139	154	41
Other payables	34	43	11

Total other payables (1)	817	790	207

(1)	As at December 31, 2010 NIS 21 presented liabilities held-for-sale.

The Company’s exposure to interest rate and currency risks and a sensitivity analysis for financial assets and liabilities are disclosed in Note 19 on financial instruments.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Provisions

			Supplier							Convenience
			and		Enterprise			Liability,		translation
			communication		and	State and	Dismantling	onerous		into
	Employee	Customer	provider	Punitive	company	Authorities	and clearing	contracts		U.S. Dollars
	claims	claims	claims	claims	claims	claims	of sites	and others	Total	(Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2011	96	56	5	2	10	65	64	22	320	84

Provisions created in the period	8	11	4	-	1	6	1	4	35	9

Provisions used in the period	-	(21)	-	(1)	-	(12)	-	(1)	(35)	(9)

Provisions cancelled in the period	(31)	(20)	-	-	-	(12)	(1)	(1)	(65)	(17)

Balance as at December 31, 2011	73	26	9	1	11	47	64	24	255	67

Current	73	26	9	1	11	47	-	19	186	49

Non-current	-	-	-	-	-	-	64	5	69	18

Claims
For details of legal claims, see Note 22.

Dismantling and clearing of sites
The provision is in respect of Pelephone’s obligation to clear the sites that it leases.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Financial Risk Management

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
Management monitors the Group's exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks. Credit assessments are made by Bezeq's management on material customer balances.

Trade and other receivables
Bezeq's management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management's estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments
The Company's securities consist of Israeli government’s bonds, corporate debts securities and equity investments (stocks). The Company's investment policy and B Communications's investment policy, approved by an Investment Committee, that was established by the Company's Board of Directors, limits the amount the companies may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. In addition, according to the companies' investment policy, the percentage of equity investments on rate bonds will be limited up to 15% of the Company's portfolio.

According to the terms of the agreement between SP1 and Migdal (see Note 15B(2), SP1's free cash can be deposited only in (a) an interest-bearing deposit and/or (b) a government bond investment and/or (c) a Treasury Bill (Makam) and/or (d) bonds assigned a rating of at least AA, issued by an Israeli bank in Israel and/or an Israeli insurer company.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Financial Risk Management (cont'd)

C.	Credit risk (cont'd)

Investments (cont'd)
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

Guarantees
Bezeq's policy is to provide tender, performance and legal guarantees. In addition, Bezeq provides bank guarantees, where necessary, for banking obligations of subsidiaries. At December 31, 2011, Bezeq has the guarantees described in Note 24.

At the reporting date, there is no material concentration of credit risks. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the statement of financial position.

D.	Liquidity risk

Liquidity risk is the risk that the Group will be unable to honor its financial obligations on time. The Group's policy for liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. In addition, for debentures issued by the Company and by the Company's subsidiaries, see Note 15B.

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

During the normal course of its business, Bezeq takes full or partial hedging action. The Group's takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

Israeli CPI risk
Changes in the rate of Israeli inflation affect the Group's profitability and its future cash flows, mainly due to its Israeli CPI-linked liabilities. The Group has surplus liabilities over assets linked to the Israeli CPI. In applying a policy of minimizing the exposure the Company has invested in bonds that are linked to the Israeli CPI in order to partially hedge the exposure to changes in the Israeli CPI. In addition, Bezeq makes forward transactions against the Israeli CPI. The duration of the forward transactions is the same as or shorter than the duration of the hedged exposures.

A considerable part of the Bezeq's cash balances is invested in deposits which are exposed to changes in their real value as a result of a change in the rate of the Israeli CPI.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Financial Risk Management (cont'd)

E.	Market risks (cont'd)

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

Note 19 - Financial Instruments

A.	Credit risk

The carrying amount of the financial assets represents the maximum credit exposure. Maximum exposure to credit loss at the reporting date:

	December 31
	2010	2011
	NIS	NIS
Cash and cash equivalents	404	1,447
Monetary reserves	-	915
Financial assets held for trading	831	588
Available-for-sale financial assets	205	39
Trade and other receivables	3,939	4,778
Bank deposit for providing loans to employees	83	76
Assets and other investments	7	10
Derivatives	15	25

	5,484	7,878

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont’d)

B.	Impairment losses

	December 31, 2010		December 31, 2011
	Gross	Impairment	Gross	Impairment
	NIS	NIS	NIS	NIS

Not past due	4,926	(3)	7,594	(10)
Past due up to one year	197	(7)	208	(19)
Past due one to two years	65	(11)	75	(20)
Past due more than two years	70	(23)	86	(36)

	5,258	(44)	7,963	(85)

The aging of financial assets at the reporting date was as follow:

C.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments:

	December 31, 2010
	Carrying	Contractual	6 months	6-12			More than
	amount	cash flow	or less	months	1-2 years	3-5 years	5 years
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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont’d)

C.	Liquidity risk (cont’d)

	December 31, 2011
	Carrying	Contractual	6 months	6-12			More than
	amount	cash flow	or less	months	1-2 years	3-5 years	5 years
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Non-derivative financial
liabilities
Trade payables	892	892	892	-	-	-	-
Other payables	790	790	771	19	-	-	-
Bank loans	7,308	9,005	388	478	1,669	3,209	3,261
Loans from institutions and others	555	744	22	24	86	72	540
Debentures	7,103	8,614	608	326	1,192	3,120	3,368
Dividend payable	1,305	1,378	345	345	689	-	-
Other liabilities	115	128	26	-	51	51	-

Total	18,068	21,551	3,052	1,192	3,687	6,452	7,169

Financial liabilities-
derivatives
Forward contracts on CPI	3	3	-	-	2	1	-

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont'd)

D.	Linkage and foreign currency risks

(1)	The exposure to linkage and foreign currency risk

The Company’s exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2010
			Foreign
			currency linked
		Israeli	(mainly U.S.
	Unlinked	CPI-linked	dollars)	Total
	NIS	NIS	NIS	NIS
Current assets
Cash and cash equivalents	377	-	27	404
Trade receivables	2,629	34	38	2,701
Other receivables	51	53	-	104
Other investments, including derivatives	718	305	6	1,029
Assets classified as hold for sale	25	-	-	25
Current tax assets	3	-	-	3
Non-current assets
Long-term trade and other receivables	949	161	4	1,114
Investments and long-term loans,
including derivatives	87	10	30	127
Equity-accounted investment	-	1,351	-	1,351

Total assets	4,839	1,914	105	6,858

Current liabilities
Loans and borrowings	167	1,324	10	1,501
Trade payables	892	-	174	1,066
Other payables including derivatives	701	106	10	817
Current tax liabilities	-	346	-	346
Deferred income	5	-	-	5
Provisions	31	216	-	247
Liabilities classified as held-for sale	21	-	-	21
Non-current liabilities
Debentures	395	3,151	-	3,546
Bank loans	4,900	1,238	-	6,138
Loans from institutions and others	-	517	24	541
Provisions and other liabilities	103	107	1	211

Total liabilities	7,215	7,005	219	14,439

Total exposure in the
statement of financial position	(2,376)	(5,091)	(114)	(7,581)

Currency futures transactions
Israeli CPI forward transactions	(390)	390	-	-

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont'd)

D.	Linkage and foreign currency risks (cont’d)

(1)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2011
			Foreign
			currency
		Israeli	linked (mainly
	Unlinked	CPI-linked	U.S. dollars)	Total
	NIS	NIS	NIS	NIS
Current assets
Cash and cash equivalents	1,425	-	22	1,447
Trade receivables	2,986	37	36	3,059
Other receivables	52	172	-	224
Other investments, including derivatives	1,313	217	18	1,548
Total current assets	5,776	426	76	6,278
Non-current assets
Long-term trade and other receivables	1,397	98	4	1,499
Investments and long-term
loans, including derivatives	80	-	38	118
Equity-accounted investment	-	1,549	-	1,549
Total non-current assets	1,477	1,647	42	3,166

Total assets	7,253	2,073	118	9,444

Current liabilities
Debentures, loans and borrowings	373	887	21	1,281
Trade payables	752	-	140	892
Other payables including derivatives	739	75	1	815
Current tax liabilities	-	499	-	499
Deferred income	3	-	-	3
Dividend payable	669	-	-	669
Provisions	49	134	-	183
Total current liabilities	2,585	1,595	162	4,342
Non-current liabilities
Debentures	2,550	3,838	-	6,388
Bank loans	5,650	1,103	-	6,753
Loans from institutions and others	-	530	14	544
Dividend payable	636	-	-	636
Provisions and other liabilities	126	93	-	219
Total non-current liabilities	8,962	5,564	14	14,540

Total liabilities	11,547	7,159	176	18,882

Total exposure in the statement
of financial position	(4,294)	(5,086)	(58)	(9,438)

Currency futures transactions
Israeli CPI forward transactions	(880)	880	-	-

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont'd)

D.	Linkage and foreign currency risks (cont’d)

(1)	The exposure to linkage and foreign currency risk (cont’d)

The Group has CPI forward transactions for the Israeli CPI:

	Currency/	Currency/
	linkage	linkage		Par value
	receivable	payable	Expiry date	(currency)	Fair value
				NIS	NIS
December 31, 2011
Instruments not used for
hedging:
Israeli CPI forward contract	Israeli CPI	Israeli CPI	2012-2016	880	5
December 31, 2010
Instruments not used for
hedging:
Israeli CPI forward contract	Israeli CPI	Unlinked	2011-2012	390	12

Information regarding the Israeli CPI and significant exchange rates:

	Year ended December 31			December 31
	2009	2010	2011	2009	2010	2011
	Rate of change			Reporting date spot rate
	%	%	%	NIS	NIS	NIS
1 US dollar	(0.71)	(5.99)	7.66	3.775	3.549	3.821
1 euro	2.73	(12.94)	4.22	5.442	4.738	4.938
Israeli CPI in points	3.91	2.66	2.16	130.42	133.89	136.79

A change of the CPI as at December 31, 2011 and 2010 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.

		Equity	Net income
	Change	NIS	NIS
December 31, 2011
Increase in the CPI of	2.0%	(63)	(63)
Increase in the CPI of	1.0%	(32)	(32)
Decrease in the CPI of	(1.0)%	32	32
Decrease in the CPI of	(2.0)%	63	63

December 31, 2010
Increase in the CPI of	2.0%	(70)	(70)
Increase in the CPI of	1.0%	(35)	(35)
Decrease in the CPI of	(1.0)%	35	35
Decrease in the CPI of	(2.0)%	70	70

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont'd)

E.	Interest rate risk

1.	Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

	December 31
	2010	2011
	NIS	NIS
Fixed rate instruments
Financial assets	3,589	5,036
Financial liabilities	(7,966)	(10,311)
	(4,377)	(5,275)
Variable rate instruments
Financial assets	8	110
Financial liabilities	(3,756)	(4,654)
	(3,748)	(4,544)

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

3.	Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rates at the reporting date would have decreased shareholders' equity and profit or loss by NIS 34 (2010 - NIS 28).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont'd)

F.	Fair value

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial instruments. The carrying amount of other financial instruments does not differ significantly from their fair value.

	December 31, 2010		December 31, 2011
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS
Short-term credit	15	15	13	13

Secured loans from banks and others
Israeli CPI-linked	2,048	2,060	1,929	1,932
Unlinked	3,703	3,703	3,573	3,631
Linked to the US Dollar	34	34	25	25

Debentures
Israeli CPI-linked	4,418	4,512	5,999	6,069
Unlinked	403	410	806	814

Dividend payable	-	-	1,305	1,323
	10,621	10,734	13,650	13,807

The methods used to estimate the fair values of financial instruments are described in Note 4.

(2)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Financial Instruments (cont'd)

F.	Fair value (cont’d)

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary reserves	915	-	-	915
Marketable securities	602	-	-	602

Derivatives not used in hedging
CPI forward contract	-	12	-	12
Forward contracts on copper	-	8	-	8

Available-for-sale financial assets
Unmarketable shares	-	-	38	38

Other liabilities	-	(115)	-	(115)

	1,517	(95)	38	1,460

(3)	Financial instruments measured at fair value on level 3

The table below reconciles the opening and closing balances in respect of financial instruments measured at fair value on level 3 in the fair-value hierarchy:

	2010	2011
	Available-for-	Available-for-
	sale financial	sale financial
	assets	assets
	Non-marketable	Non-marketable
	shares	shares
	NIS	NIS
Balance as at January 1	-	29
Additions in respect of Bezeq acquisitions	33	-
Total losses recognized directly in the statement of income	-	(1)
Acquisitions	3	6
Disposal consideration	(10)	(3)
Profits recognized directly in other comprehensive income	3	7

Balance as at December 31	29	38

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For details of share-based payments, see Note 31 below.

A.	Defined contribution plans

(1)
The pension rights of Bezeq employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which assumed the State of Israel's obligation following an agreement between the Government of Israel, Bezeq, the Histadrut and the Makefet Fund.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Employee Benefits (cont’d)

B.	Defined benefit plans (cont’d)

(4)
According to the employment agreements of some of the senior employees in the Group, they will be paid a benefit for notice upon severance. Accordingly, a liability is included in the financial statements in accordance with employment agreements and an actuarial calculation.

(5)
Bezeq retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing the upkeep of retiree clubs, and social activities. Bezeq's liability for these costs accumulates during the employment period. The Company’s financial statements include the expected costs in the post- employment period, based on an actuarial calculation.

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

D.	Benefits for early retirement and dismissal

Bezeq has a number of collective agreements that include terms for early retirement. According to the collective agreement of December 2006, between Bezeq and the employees union and the New Histadrut, and according to the amendment to the agreement of December 2010, Bezeq may, at its discretion, terminate the employment of 245 permanent employees in one or more of the years 2010-2016. The retirement terms that will be offered to the retirees will be largely the same as the retirement terms prevailing in Bezeq up to that date. The term of the agreement (after the amendment made in 2010) is from the date the agreement is signed through December 31, 2015. Bezeq has an option to extend it for another two years, through December 31, 2017. The term of the retirement section in the agreement will be through December 31, 2016.

On January 24, 2011, the Board of Directors of Bezeq approved a plan for early retirement of up to 260 employees at a maximum cost of NIS 281.5. In addition, on December 4, 2011, the Board of Directors of Bezeq approved the retirement of another 91 employees at a total cost of NIS 80. This approval constitutes the completion of the early retirement plan for 2011 and early retirement on account of the option for retirement in 2012.

Bezeq recognizes expenses for early retirement when Bezeq is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows Bezeq to dismiss employees, but does not create a demonstrable commitment without realistic possibility of withdrawal.

The expense of NIS 281.5 and NIS 80 for these decisions was recognized in Bezeq's financial statements in the first and fourth quarters of 2011, respectively, since only after the approval of the Board of Directors and publication of the decision, does Bezeq have a demonstrable commitment without realistic possibility of withdrawal.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Employee Benefits (cont’d)

E.	Liabilities for employee benefits

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
Unfunded obligations (1)	225	185	49
Funded obligations (2)	213	203	53

Total present value of obligations	438	388	102
Fair value of plan assets	(152)	(144)	(38)

Obligation for defined benefit plans
(post-employment plans)	286	244	64

Obligation for a special bonus	26	-	-
Obligation for holiday pay	89	91	24
Obligation for sick leave	126	118	31
Obligation for voluntary early retirement	47	165	43
Total employee benefits (3)	574	618	162

Stated in the statement of financial position as:
Short term (3)	269	389	102
Long term	305	229	60
	574	618	162

(1)
Unfunded obligations are those obligations for which the Company did not fund a reserve to finance its liabilities and they include a provision for notice, an obligation to the Company’s pensioners, an obligation for early retirement of senior employees in the Company and an obligation for employees transferred from the civil service.

(2)	Obligations for which the Group companies funded a reserve to finance its obligations (severance obligation).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Employee Benefits (cont’d)

F.	Defined benefit plans (post-employment plans)

			Convenience
			translation into
			U.S. dollars
			(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
1. Change in an obligation in respect
of defined benefit plans
Obligation in respect of a defined benefit
plan as at January 1	7	438	115
Deduction with respect to the sale of the
Company's legacy communication
business, net	(7)	-	-
Benefits paid according to the plans	(30)	(39)	(10)
Costs of current service, interest
and exchange rate differences (see
section 3 below)	28	50	13
Retirement and curtailment of benefits
(see section 3 below)	(8)	(21)	(6)
Actuarial losses (gains) charged to equity
(see section 5 below)	(17)	(40)	(10)
Additions with respect to the acquisition
of Bezeq	456	-	-
Addition with respect to other business
combination	9	-	-
Defined benefit obligation as at
December 31	438	388	102

2. Change in plan assets and cost of past
service
Fair value as at January 1	20	152	40
Deduction with respect to the sale of the
Company's legacy communication business	(20)	-	-
Deposits	9	9	2
Withdrawals	(9)	(12)	(3)
Expected proceeds from plan assets
(see section 3 below)	4	6	2
Actuarial gains (losses) charged to equity
(see section 5 below)	(2)	(3)	(1)
Amortization of past service cost,
see section 3 below	(6)	(8)	(2)
Retirement	1	-	-
Additions with respect to the acquisition
of Bezeq	148	-	-
Addition with respect to other business
combination	7	-	-
Fair value of plan assets as at December 31	152	144	38

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Employee Benefits (cont'd)

F.	Defined benefit plans (post-employment plans) (cont’d)

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2009	2010	2011	2011
	NIS	NIS	NIS	US$
3. Expense recognized in the
statement of income
Cost of current service	2	12	25	7
Interest cost	*	20	21	5
Other	-	(11)	(15)	(4)
	2	21	31	8

The expense is included in
the following items in the
statement of income:
Salary expenses	2	10	8	2
Other expenses	-	-	5	1
Financing expenses	*	11	18	5
	2	21	31	8

4. Actual return on plan
assets	2	3	2	1

5. Actuarial losses (gains)
recognized directly in
other comprehensive
income (before tax)
Amount accrued as at
January 1	5	6	(2)	(1)
Additions	-	13	-
Amount recognized in the
period	1	(15)	(37)	(9)
Amount accrued as at
December 31	6	4	(39)	(10)

6. Historical information
Adjustments for liabilities
arising from past
experience	3	(17)	-	-

Adjustments for assets
arising from past
experience	-	(1)	(1)	(** )

In 2012, Bezeq expects to pay NIS 18 as a contribution to a defined benefit plan.

* Represent an amount less than NIS 1.
**  Represents an amount less than US$ 1.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Employee Benefits (cont'd)

G.	Actuarial assumptions (cont’d)

Principal actuarial assumptions for defined benefit plans and for other long-term benefit obligations at the reporting date are as follows:

(1)
Mortality rates are based on the rates published in Insurance Circulars 6-3-2007 of the Ministry of Finance, except for early retirement, which was calculated according to the agreement with the insurance company, including future changes in the mortality rate.

(2)
Churn rates were determined on the basis of the past experience of Bezeq and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

In respect of calculation of the liabilities as at December 31, 2011, the main assumptions regarding the churn rate were determined with a distinction made between permanent employees (0.1% per year), employees with a personal agreement (9% per year), senior employees (10% per year), new employees (between 23% in the first year to 4% above four years) and hourly employees (between 21%-47% in the first to fifth year and 16% for those employed for more than six years).

For calculation of the liabilities as at December 31, 2010, the main assumptions regarding the churn rate were determined with a distinction made between permanent employees (between 3.5% in the first year to 0.5% over 10 years), personal contract employees (5.5% per year), senior employees (20% per year), and temporary employees (between 34% in the first year and 25% for more than 7 years).

The change in assumptions in 2011 did not have a material effect on the Group's financial statements.

(3)	The real discounted rate is based on yield on government bonds at a fixed interest rate with a life equal to that of the gross liability.

	December 31, 2010	December 31, 2011
	Average capitalization rate	Average capitalization rate
	%	%

Sick leave	1.9	2.3
Compensation	2.0	2.1
Retirement benefit – holiday gift *	4.3	4.5
Retirement benefit – clubs and activities	2.9	2.8
Early notice to senior employees	1.5	1.78

(*)
In 2011, based on the risk-free dollar interest curve of Israeli government bonds, in 2010 according to the capitalization rate based on US corporate bonds The change in capitalized interest did not have a material effect on the Group's financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Employee Benefits (cont'd)

G.	Actuarial assumptions (cont’d)

(4)
Assumptions regarding salary increments for calculation of the liabilities as at December 31, 2011 were made on the basis of the management's assessments, distinguishing between the groups of employees. The main assumptions (in real terms) regarding salary increases are as follows:

For permanent employees, the average annual salary increment is 7.6% for young employees, with a gradual decrease to 1% per year up to age 66. For new employees, the average annual salary increment is 1.5%, for employees with a personal agreement and employees with a monthly and hourly collective agreement, the average annual salary increment is 0.5% and for senior employees, the average annual increment is 2%.

Assumptions regarding salary increments for calculation of liabilities as at December 31, 2010 were made on the basis of past experience and the management's assessments as follows:

For permanent employees, the average salary increment is 3% for young employees, with a linear decrease to 1.5% per year up to age 60. For employees in a monthly collective agreement, the average salary increment is 3% per year. For employees in a personal collective hourly employment agreement, the average salary increment is 7% per year. For employees in a personal employment agreement, the average salary increment is between 4% and 0.5%, depending on the age of the employee, and for senior employees, the average salary increment is 6% per year

The change in assumptions regarding salary updates did not have a material impact on the financial statements. (5)The forecasted growth rate of the assets accumulated in all Group companies is 2% in real terms for old pension funds in the administration and 5.57% in real terms for old pension funds that are not part of the arrangement. For new, subsidized pension funds, a guarantee of 4.86% is assumed for 30% of the assets. For officers’ insurance where the severance interest is not transferred to compensation and their start date is prior to 1989, guaranteed interest is 4.25% in real terms. The growth rate in other plans is the discount interest.

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

According to Bezeq's collective agreements applicable to labor relations, and in accordance with agreements with the Makefet Fund, an option is reserved for Bezeq employees who are transferred employees, to retire under one of two retirement tracks. The method for calculating the cost of early retirement for the transferred employees was laid down in the provisions of a number of agreements and documents drawn up between Bezeq and the Makefet Fund between 1990 and 1996. Bezeq contends that the Makefet Fund violated the provisions of the agreements, and therefore, in 2003, Bezeq filed a claim against the Makefet Fund at the district labor court in Tel Aviv, in the amount of NIS 280. The Makefet Fund filed defense documents, in which it rejects the allegations of Bezeq and contends that it acted in accordance with the agreements between it and Bezeq. The case is in the stage of summary statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Income Tax

A.	Composition of income tax expenses (income)

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2009	2010	2011	2011
	NIS	NIS	NIS	US$

Current tax expenses
For the current period	33	646	760	198
Adjustment for prior years, net	-	-	2	1
	33	646	762	199

Deferred tax expenses
Creation and reversal of temporary differences	25	(256)	(379)	(99)
Effect of change in tax rates	-	(5)	270	71
	25	(261)	(109)	(28)

Income tax expenses	58	385	653	171

B.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2009	2010	2011	2011
	NIS	NIS	NIS	US$
Income before income tax	158	605	683	179

Statutory tax rate	26%	25%	24%	24%

Income tax at the statutory tax rate	41	152	164	43
Changes in tax rate	*	(7)	272	71
Expenses not recognized for tax
purposes	4	50	50	13
Adjusted tax calculated for the
Company’s share in equity-
accounted investees	-	59	52	14
Utilization of tax losses and
benefits from prior years for which
deferred taxes were not created	4	-	-	-
Differences between the definition
of capital and assets for Israeli tax
purposes and other differences	(4)	46	-	-
Current year tax losses and
benefits for which deferred
taxes were not created	13	85	113	29
Taxes in respect of previous years	*	-	2	1

Income tax expenses	58	385	653	171

 (*)  Represents less than NIS 1.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Income Tax (cont’d)

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

D.	Unrecognized deferred tax assets and carry-forward tax loss

As at December 31, 2011, the Company has tax loss carry-forwards in the amount of NIS 254. In addition, the Company's subsidiaries have tax loss carry-forwards in the amount of NIS 150 and capital losses carry-forwards in the amount of NIS 19.

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

As a result, as at December 31, 2011, deferred taxes were not created on carry-forwards losses of the Company in the amount of NIS 254, on carry-forward losses of the Company subsidiaries in the amount of NIS 162 and on carry-forwards capital losses of subsidiaries in the amount of NIS 19.

E.	Income tax recognized in equity

	Year ended December 31						Convenience
	2010			2011			translation
		Tax			Tax		into
	Before	expenses	Net of	Before	expenses	Net of	U.S. dollars
	tax	(benefit)	tax	tax	(benefit)	tax	(Note 2D)
	NIS						US$
Available-for-sale	1	-	1	-	-	-	-
Defined benefit
plan actuarial
losses, net	(15)	2	(13)	(37)	10	(27)	(7)
Other items of
comprehensive
income	-	-	-	(10)	2	(8)	(2)

	(14)	2	(12)	(47)	12	(35)	(9)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Income Tax (cont’d)

F.	Recognized deferred tax assets and liabilities

	Property,
	plant,						Other				Convenience
	equipment,					Carry-	assets				translation
	and		Employee	Share-		forward	and				into U.S.
	intangible	Doubtful	benefits	based		tax	deferred	Brand	Customers		dollars
	assets	debts	plan	payments	Provisions	losses	expenses	name	relationship	Total	(Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Balance of deferred tax assets
(liability) as at December 31, 2009	-	-	-	-	-	3	(2)	-	-	1
Transfer from assets and liabilities
classified as held-for-sale	(35)	6	(2)	-	-	-	1	-	-	(30)
Additions in respect of the acquisition
of Bezeq	(564)	49	319	29	57	2	(80)	(216)	(1,124)	(1,528)
Recognized in profit or loss	90	(1)	(49)	(9)	(28)	(3)	15	-	246	261
Recognized in equity	-	-	(2)	-	-	-	-	-	-	(2)

Balance of deferred tax assets
(liability) as at December 31, 2010	(509)	54	266	20	29	2	(66)	(216)	(878)	(1,298)	(340)

Recognized in profit or loss	19	7	44	(4)	(3)	-	(7)	(83)	134	107	27
Recognized in equity	-	-	(10)	-	-	-	(2)	-	-	(12)	(3)

Balance of deferred tax assets
(liability) as at December 31, 201	(490)	61	300	16	26	2	(75)	(299)	(744)	(1,203)	(316)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Income Tax (cont’d)

F.	Recognized tax assets and deferred tax liabilities (cont'd)

Deferred tax assets and tax liabilities are attributed to the following items:

	Assets		Liabilities		Net		Convenience translation into U.S. dollars (Note 2D)
	2010	2011	2010	2011	2010	2011	2011
	NIS	NIS	NIS	NIS	NIS	NIS	US$

Property, plant and equipment	-	-	(509)	(490)	(509)	(490)	(128)
Doubtful debts	54	61	-	-	54	61	16
Employee benefit plan	266	300	-	-	266	300	78
Share-based payments	20	16	-	-	20	16	4
Provisions	29	26	-	-	29	26	7
Carry-forward tax losses	2	2	-	-	2	2	-
Other assets and deferred expenses	-	-	(66)	(75)	(66)	(75)	(20)
Trade names and trade marks	-	-	(216)	(299)	(216)	(299)	(78)
Customers relationships	-	-	(878)	(744)	(878)	(744)	(195)

	371	405	(1,669)	(1,608)	(1,298)	(1,203)	(316)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Income Tax (cont’d)

G.	Details regarding the tax environment of the Company

(1)	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year.

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012.

Current taxes for the periods reported in these financial statements are calculated according to the tax rates specified in the Economic Efficiency Law.

The deferred tax balances as at December 31, 2011 were based on the new tax rate set out in this law, according to the expected tax rate at the reversal date. The effect of the change in the tax rate on the financial statements as at December 31, 2011 is reflected in an increase in deferred tax assets in the amount of NIS 25, an increase of tax liabilities in the amount of NIS 295 and  a net increase in the amount of NIS 270 in tax expenses.

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

(3)
Under the Amendment to the Income Tax Ordinance (Amendment 174 and Amendment 188), Israel Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS) will not apply to determining taxable income in 2007-2011, other than for the preparation of the financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Income Tax (cont’d)

G.	Details regarding the tax environment of the Company (cont'd)

H.	Final tax assessments

(1)	The Company has tax assessments considered to be final up to and including the tax year ended December 31, 2005.

(1)	B Communications has tax assessments considered to be final up to and including the tax year ended December 31, 2006. SP1 and SP2 have not been assessed since their inception.

(2)	Bezeq has received final tax assessments up to and including the tax year ended December 31, 2004.

(3)	Pelephone has received final tax assessments up to and including the year ended December 31, 2006.

In addition, in the tax assessment that Pelephone received for the 2007 tax year, the tax assessor determined that Pelephone had taxable income of NIS 151 million in 2007 instead of a carry-forward loss to 2008 of NIS 337 million, as Pelephone had reported in its tax returns. Accordingly, Pelephone was required to pay NIS 33 million beyond the amount included under current taxes for 2007. All issues raised by the tax assessor are for the timing of recognition of certain income and expenses for tax purposes. Pelephone rejects the demands of the Tax Authority, and appealed this assessment.

(4)	Bezeq International has received final tax assessments up to and including the tax year ended December 31, 2005.

(5)	Bezeq Online has received final tax assessments up to and including the tax year ended December 31, 2007.

(6)	Walla has received final tax assessments up to and including the tax year ended December 31, 2006.

Note 22 - Contingent Liabilities

As part of the agreement with Ampal, all of the legal proceedings relating to B Communications’ legacy communication business were fully assumed by Ampal.

As at December 31, 2011, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 17 above) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure as at December 31, 2011, due to claims filed against Group companies on various matters and which are unlikely to be realized, amounts to NIS 13.1 billion (of which NIS 1.06 billion is for claims, which at this stage cannot be assessed, as set out in sections A and B below). This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 22 - Contingent Liabilities (cont'd)

For updates subsequent to the reporting date, see section B below.

For motions for certification of class action suits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections B and D below.

Following is a detailed description of the Group's contingent liabilities at December 31, 2011, classified into groups with similar characteristics

A.	Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. These are mainly claims concerning the recognition of various salary components as components for calculation of payments to Company employees. In addition, employees and former employees also filed various individual claims against the other Group companies. As at December 31, 2011, the additional exposure (beyond the provisions included in these financial statements) for employee claims amounts to NIS 253 and relates mainly to claims filed by groups of employees or individual claims with wide ramifications. Of these claims, there is a claim amounting to NIS 25, which, at this stage, cannot be estimated. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 73, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, customers of the Group companies filed claims against the Group companies. These are mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies. As at December 31, 2011, the amount of the additional exposure for customer claims amounts to NIS 6.5 billion (beyond the provisions included in these financial statements). Of these claims, there are claims amounting to NIS 1.03 billion, which, at this stage, cannot be estimated. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claims is not stated in the claim. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 26, where provisions are required to cover the exposure arising from such claims.

Subsequent to the reporting date, customer claims amounting to NIS 3.1 billion were filed against Group companies (of which an amount of NIS 361 is also against other communications companies that do not belong to the Group, without details regarding the amount claimed from each defendant). At the approval date of the financial statements, the exposure for these claims cannot be assessed. In addition, customer claims with exposure of NIS 1.5 came to an end.

In the second quarter of 2008, four claims (which were subsequently combined into one claim at the Central District Court), were filed against Bezeq International in the Tel Aviv and Central District Courts, concerning the use of international calling cards for destinations in the Philippines, Thailand and Nepal, together with motions for certification of class actions. The plaintiffs have applied for their claims to be certified as class actions on behalf of a group that includes every person who, during the seven years prior to filing the claim and during the claim's proceeding, purchased phone cards of the type referred to in the claims. The plaintiffs estimate the loss sustained by all the members of the group at NIS 1.1 billion. After the parties filed their summary arguments, the court accepted the application for certification as a class action on the grounds of misleading information and the other grounds were dismissed. In the opinion of the management of Bezeq International, based, inter alia, on the opinion of its legal counsel, the maximum amount of the exposure (included in the aforementioned exposure), for all these claims is negligible.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 22 - Contingent Liabilities (cont'd)

C.	Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services and communications providers that the Group companies supply goods and/or services to or receive goods and/or services from filed various claims against the Group companies. These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product. As at December 31, 2011, the amount of the additional exposure for these claims amounts to NIS 999 (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 9, where provisions are required to cover the exposure arising from such claims.

D.	Claims for punitive damages

During the normal course of business, claims were filed against Group companies for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation). As at December 31, 2011, the additional exposure for punitive damages amounts to NIS 5.1 billion (beyond the provisions included in these financial statements). This amount does not include claims for which the insurance coverage is not disputed. In addition, there are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1, where provisions are required to cover the exposure arising from such claims.

E.	Claims by developers and companies

During the normal course of business, claims were filed against some of the Group companies, claiming liability of the Group companies in respect of their activities and/or the investments made in various projects. As at December 31, 2011, the additional exposure for these claims amounts to NIS 83 (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 11, where provisions are required to cover the exposure arising from such claims.

F.	Claims by the State and authorities

During the normal course of business, various claims are pending against the Group companies by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies. As at December 31, 2011, the additional exposure for these claims amounts to NIS 210 (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 47, where provisions are required to cover the exposure arising from such claims.

In December 2000, the government filed a claim against Pelephone for royalties allegedly due from January 1994 to February 1996. The amount in the claim is NIS 260 at the date of the claim, including principal, linkage differences and interest. In September 2010, the court ruled against Pelephone, accepting some of the government’s claims. Pelephone was required to pay NIS 150, including principal linkage differences and interest. This amount was paid in October 2010. In October 2010, Pelephone appealed the ruling at the Supreme Court.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 22 - Contingent Liabilities (cont'd)

G.	Contingent claims referring to the associate DBS

During the normal course of business, legal claims were filed or are pending against DBS . In the opinion of the management of DBS, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions, where provisions are required to cover the exposure resulting from such claims. In the opinion of the management of DBS, as at December 31, 2011, the exposure for claims against DBS for various matters and which are likely to be realized amounts to NIS 955 (before linkage and interest) Of these claims, there are claims amounting to NIS 14, which, at this stage, cannot be estimated.

Of these claims, on December 13, 2010, a motion for certification as a class action suit against DBS was filed at the Tel Aviv-Jaffa District Court, amounting to NIS 600. The plaintiff alleges that DBS violated its liability towards its customers by canceling broadcasts that were supposed to be included in the basic package, removed channels without permission, did not fulfill the required investment obligation and breached the liabilities regarding broadcasting of commercials, trailers and marketing and commercial content. On October 30, 2011, an application for approval of a settlement was filed at the court. On January 9, 2012, the parties filed a motion for a ruling of the claim. On February 26, 2012, the Attorney General submitted his position and announced that the settlement cannot be approved as it contains flaws that establish a concern that the settlement is not appropriate, fair and in favor of the group members, and that it is in breach of the provisions of the Class Actions Law, including warning of violation of the law and providing appropriate relief to the victims of the violation. On February 27, 2012, the court ruled that the parties are required to respond to the position of the Attorney General within 15 days. A hearing of the petition to approve the settlement has been set for April 4, 2012.

In addition, subsequent to the reporting date, the settlement for two class actions was given the validity of a ruling, in a total amount of NIS 172.

Note 23 - Agreements

A.	The Group companies have rental agreements. Contractual rental payments during the next five years, calculated according to the rental agreements in effect as at December 31, 2011 are as follows:

		Convenience
		Translation into
		U.S dollars
		(Note 2D)
Year ended December 31	NIS	US$

2012	193	50
2013	198	52
2014	148	39
2015	109	29
2016	47	12
2017 onwards	109	28
	804	210

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 23 - Agreements (cont’d)

B.
The Group companies have a number of operating lease agreements for periods of up to three years in respect of vehicles they use. The contractual annual lease payments, calculated according to the lease agreements in effect as at December 31, 2011 are as follows:

		Convenience translation into U.S. dollars (Note 2D)
Year ended December 31	NIS	US$

2012	62	16
2013	48	13
2014	29	7
	139	36

C.	Most of the Group companies are required to pay royalties to the State of Israel. The rate of royalties paid was 1.75% in 2011 and 1% in 2010.

In January 2011, an amendment to the Communications Regulations (Royalties) was issued. According to the amendment, the rate of royalties will increase to 2.5% in 2012.

D.
Pelephone leases some of its sites from the Israel Lands Administration (“the ILA”). Pelephone has an agreement with the ILA for use of the land to establish and operate communication sites. The agreement regulates payments to which the ILA is entitled for the period through December 31, 2008. According to the agreement, at the end of the agreement period, and in the event of its annulment due to reasons set out in the agreement, Pelephone will evacuate the land. To the best of Pelephone's knowledge, the other cellular operators have the same agreement with the ILA. The agreement was extended to December 31, 2009 and was extended again until December 31, 2010. At the reporting date, Pelephone and, to the best of its knowledge, the other cellular operators as well, are in advanced stages of negotiations to extend the agreement; however the agreement has not yet been renewed. If, for any reason, the agreement is not renewed or extended, this could have a material negative effect on Pelephone, inter alia because Pelephone will be restricted in establishing sites on ILA land.

E.
Pelephone uses Ericsson UMTS/HSPA infrastructure equipment and Nortel and Motorola CDMA infrastructure equipment. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and a maintenance agreement for the Nortel network with Ericsson.

F.	Pelephone has obligations to acquire terminal equipment amounting to NIS 91 (as at December 31, 2010, NIS 455).

G.	For agreements for the purchase of property, plant and equipment, see Note 11E above.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 24 - Securities, Liens and Guarantees

A.	For securities, liens and stipulations given by the Company and subsidiaries in connection with loan covenants and borrowings, see Note 15.

B.	The Group companies have guarantees of NIS 97 in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the USD exchange rate).

C.	The Group companies have bank guarantees of NIS 118 in favor of third parties.

D.
Bezeq has received a demand for the forfeiture of a guarantee in the amount of approximately USD 5.5 million related to a project (HBTL) in a basic telephony tender in 1995 in India, in which Bezeq participated together with others. Bezeq (together with other parties that deposited a guarantee) applied to the court in India for release of the bank guarantees it provided. Subsequent to the reporting date, the court ruled that the guarantees are not valid and that the bank holding the guarantees should consider the guarantees as released by virtue of the court ruling. At the approval date of the financial statements, the guarantees have not been released.

E.
On June 6, 2011, Bezeq signed an extension to the bank guarantee for DBS, which DBS had provided in favor of the State of Israel, according to the terms of DBS's license. The guarantee is in accordance with the proportionate rate of Bezeq's holdings in DBS. As at December 31, 2011, Bezeq's share in the guarantee is NIS 23.6 linked to Israeli CPI.

F.
In accordance with its general license for cellular services, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

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

G.
The other shareholder in DBS has pledged its shares in favor of the banks. In view of a negative pledge of Bezeq, Bezeq provided the banks with a perpetual guarantee for payment of the debts of DBS. The guarantee is up to a maximum amount equal to the percentage of Bezeq's holding in DBS, multiplied by the value of DBS as derived from realization of the pledged shares of the other shareholders. If Bezeq joins the sale when realizing the pledged shares of the other shareholders, the amount of the guarantee will not exceed the amount of the proceeds Bezeq will receive from realization of its shares in DBS. The note of guarantee includes numerous restrictions on Bezeq in realizing the shares it holds, and lists events of violation which, if committed, will enable the banks to call in the guarantee. Furthermore, Bezeq undertook to put its shares up for sale if the shares pledged to the bank are sold, and agreed that in the event of realization of collateral provided by the other shareholders, Bezeq would forgo repayment of shareholder loans provided for DBS and that the guarantee would also apply, with the required changes, to warrants which Bezeq will receive from DBS and to the right to receive them.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 24 - Securities, Liens and Guarantees (cont'd)

The shareholders in DBS have made a commitment to the banks not to oppose the sale or other realization of their shares in DBS, which were pledged or for which a guarantee was provided (by Bezeq), in a way that will enable the banks to accomplish a friendly liquidation.

Bezeq also undertook that if a negative pledge Bezeq gave in favor of its creditors is released, Bezeq will pledge its shares in DBS in favor of the banks as a first lien.

H.	For Bezeq's provided a guarantee in favor of banks in connection with credit of up to NIS 70 granted to Bezeq International.

I.	For the securities, liens and stipulations of DBS, see Note 14A about equity-accounted investees.

Note 25 - Capital and Capital Reserves

A.	Equity

	Issued	Registered and paid up
	December 31	December 31	December 31
	2010 and 2011	2010	2011
	Number of shares	Number of shares
Ordinary shares of NIS 0.1 par value
each	501,000,000	19,179,151	19,203,078

(1)	As of December 31, 2011, 5,862,615 shares have been purchased according to a share buyback program which was authorized by the Company’s Board of Directors.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 26 - Revenues

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2009	2010	2011	2011
	NIS	NIS	NIS	US$
Domestic fixed line communications
Fixed line telephony	-	2,202	2,320	607
Internet – infrastructure	-	708	1,092	286
Transmission and data
communication		507	749	196
Other services	-	161	215	56

	-	3,578	4,376	1,145

Cellular
Cellular services and terminal
equipment	-	2,376	2,346	614
Value added services		733	1,201	314
Sale of terminal equipment	-	850	1,911	500

	-	3,959	5,458	1,428

International communications,
internet services and NEP	1,173	951	1,289	338

Others	70	244	253	66

	1,243	8,732	11,376	2,977

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 27 - Salaries

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2009	2010	2011	2011
	NIS	NIS	NIS	US$
Salaries and incidentals:
Operating	149	1,275	1,750	457
General and administrative	28	500	732	192
Share-based payments	5	63	182	48

Total salaries and incidentals	182	1,838	2,664	697

Less – salaries recognized in
investments in property, plant and
equipment and in intangible assets*	(11)	(338)	(542)	(142)

	171	1,500	2,122	555

*
The increase in salary recognized in investments in property, plant and equipment and intangible assets in 2010-2011 is mainly due to an increase in the number of hours invested in the NGN project, which started in the middle of 2008 and an increase in the value of an hour due to the allotment of options and the special bonus granted to employees and from the addition of units defined as recoverable, as well as due to the change in the salary capitalization mechanism for investment in Pelephone that included adding units and calculation of the value of an hour on the level of the smallest unit.

Note 28 - General and Operating Expenses*

						Convenience
						translation into
						U.S. dollars
	Year ended December 31					(Note 2D)
	2009	**	2010	**	2011	2011
	NIS		NIS		NIS	US$
Terminal equipment and materials	-		880		1,693	443
Interconnectivity and payments to
domestic and international operators	-		1,384		910	238
Maintenance of buildings and sites	13		464		641	168
Marketing and general expenses	761		510		629	165
Services and maintenance by
sub-contractors	21		128		170	44
Vehicle maintenance expenses	5		137		142	37
Content services expenses	-		111		123	32
Royalties and collection fees	11		97		160	42

	811		3,711		4,468	1,169

*	Less expenses of NIS 58 recognized in 2011 for investments in property, plant and equipment and intangible assets (in 2010, NIS 52).
**	Certain expenses were reclassified to present all expenses according to their nature.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 29 - Other operating Expenses (income), net

				Convenience
				translation
				into
				U.S. dollars
	Year ended December 31			(see Note 2D)
	2009	2010	2011	2011
	NIS	NIS	NIS	US$
Provision for severance pay in
early retirement	-	36	369	97
Capital loss from sale of property
plant and equipment	-	-	7	2
Capital gain from sale of
subsidiaries operations	-	(16)	(4)	(1)
Provision for contingent
liabilities, net	-	(61)	(29)	(8)
Expenses related to changes of
Organization structure	2	29	-	-
Loss (profit) from copper and
other forward transactions	-	9	(20)	(5)

	2	(3)	323	85

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 - Finance Expenses (Income)

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2009	2010	2011	2011
	NIS	NIS	NIS	US$
Interest and linkage differences
from loans to an associate	-	(141)	(189)	(49)
Income on bank deposits,
investments and others	(124)	(37)	(51)	(13)
Change in fair value of financial
assets measured at fair value
through profit or loss	-	(64)	(100)	(26)
Income in respect of credit in sales,
net of discount commission	-	(65)	(102)	(28)
Foreign exchange differences	(8)	-	-	-
Other financing income	*	(20)	(55)	(14)

Total finance income	(132)	(327)	(497)	(130)

Interest expenses on financial
liabilities	67	409	735	192
Linkage and exchange rate
differences, net	34	183	158	41
Net change in fair value through
profit or loss	-	17	28	7
Financing expenses for employee
benefits, net	-	20	24	6
Other financing expenses	2	31	49	13
Financing expenses for dividends
payable, see Note 14	-	-	83	22
Net change in fair value of
conversion feature with respect
to convertible debentures	31	56	-	-

Total finance expenses	134	716	1,077	281

Finance expenses, net	2	389	580	151

(*)  Represent an amount less than NIS 1.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Share-Based Payments

A.	Company's share-based payments

2007 Equity Incentive Plan
In February 2008, B Communications' Board of Directors approved a share based incentive plan for its employees, directors and service providers. During 2008, the Company issued 1,100,000 options to its employees. The risk-free rate for the expected term of the options was based on the Israeli treasury yield curve in effect at the time of grant.

In connection with the sale of B Communications' legacy communications business to Ampal effective as of January 1, 2010, the vesting periods of 1,100,000 options granted to B Communications' former employees under 2007 plan were accelerated and the options became fully vested in accordance with the terms of the Plan. All of such options were subsequently exercised by the Company's former employees (that had been hired by Ampal) and all of the issued shares were placed in trust due to Israeli tax requirements.

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

B.	Bezeq's share-based payments

(1)
In February 2007, the Board of Directors of Bezeq approved an employee share options plan for 3% of the issued and paid up capital of Bezeq, under the collective agreement with the employees of December 2006 ("the 2007 Employee Plan"). Under the 2007 Employee Plan, 78 million options were allotted. According to the plan, the last date for exercising the options was March 24, 2012. On March 24, 2012, the outstanding balance of 43,898 options expired.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Share-Based Payments (cont’d)

B.	Bezeq's share-based payments (cont’d)

(2)
On November 20, 2007, the Board of Directors of Bezeq resolved to adopt a new share options plan for managers and senior employees in Bezeq and/or in associates ("the 2007 Senior Employees Plan"), which would allocate up to 65,000,000 unmarketable options exercisable for up to 65,000,000 shares of Bezeq and representing, at the date of the resolution, 2.5% of the issued capital of Bezeq, and at full dilution, 2.37% of the share capital. The options vest in three equal annual lots. The vesting dates of each lot fall at the end of each of the first, second and third years after the allotment date, respectively, and the expense for each lot is spread over its vesting period. The options are exercised using a cashless exercise mechanism. In 2007-2010, 65,250,000 options have actually been allocated according to this plan (of this amount, 6,199,999 options have been forfeited and returned to the quantity of options).

At the approval date of the financial statements, 10,786,420 options are yet to be exercised of the allotted options. The options are exercisable for eight years from the date of the allotment.

(3)
On December 19, 2010, the Board of Directors of Bezeq approved an amendment to the collective agreement with Bezeq's employees (see Note 20D) and resolved to adopt an options plan for employees (“the 2010 Employees Plan”). According to the 2010 Employees Plan, Bezeq will allocate 70,000,000 unmarketable options exercisable for up to 70,000,000 Company shares, NIS 1 par value each, representing at the date of the resolution, 2.61% of the issued capital of Bezeq (2.5% at full dilution). In 2011, 68,874,577 options were allocated according to this plan (of this amount, 1,291,080 options have been forfeited and are available for future allocations).

The options vest in three equal annual tranches. The vesting dates of each tranche falls at the end of the first, second and third years after the grant date and the expense for each tranche is spread over its vesting period. In addition, the plan sets terms which, if met, accelerate the vesting date. The options are exercised using a cashless exercise mechanism. The options are exercisable for eight years from the date of the allotment.

The grant date was set as the later of the approval date of the plan by the general meeting and the date of the notice to the employees. The theoretic economic value is partially based on the share price at the grant date.

The date for recording the expense for the options granted in January 2011 was set at December 19, 2010, the date the plan was approved by Bezeq's Board of Directors, and a commitment was made to the employees at this date, including the terms of the bonus.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Share-Based Payments (cont’d)

B.	Bezeq's share-based payments (cont’d)

Below are details of the actual grants according to this plan in 2010-2011:

Approval date of the Board of		No. of options granted	Theoretic economic value on grant date
Directors	grant date	thousands	NIS thousands

Granted up to December 31, 2011
Granted to Company employees and
retirees - December 19, 2010	January 11, 2011	67,465	284,290
Granted to two employee-directors -
December 19, 2010	January 25, 2011	87	385
Granted to Company employees -
March 16, 2011	April 7, 2011	1,322	5,732

		68,874	290,407
Options forfeited and returned to the
quantity of options for allotment		(1,291)
Unexercised options at the date of
the financial statements		67,583

Allotment subsequent to the date of the
financial statements
Granted to Company employees -	January 23, 2012 and
December 29, 2011	February 29, 2012	646	1,060

Measurement of fair value at the grant date of the options is based on the following parameters:

	Grant on	Grant on	Grant on
	April 7,	January 25,	January 11,
	2011	2011	2011
Number of options granted (thousands)	1,322	87	67,465
Theoretical economic value at the grant date (NIS thousands)	5,732	385	284,290

Weighted average of the fair value at the grant date	4.39	4.39	4.21
Share price	10.47	10.62	10.45
Exercise price	7.457	7.457	7.457
Expected volatility	25.7%-25.9%	25.8%-26.2%	25.8%-26.3%
Contractual life of the option (in years)	3-4	3-4	2.5-4
Risk-free interest rate (based on government bonds)	4.4%-4.7%	3.6%-3.9%	3.2%-3.9%

Due to the method for adjusting exercise increment to distribution of a dividend, an expected dividend percentage of 0% was assumed when calculating fair value.

The restriction described above by virtue of the Telecommunications Order was taken into account in calculating the theoretical economic value of the options, assuming that the restriction can be resolved.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Share-Based Payments (cont’d)

B.	Bezeq's share-based payments: (cont’d)

(4)
In order to estimate the fair value of the employees' outstanding stock options as of April 14, 2010 ("the Valuation Date") the Black Scholes model was implemented.  The valuation was conducted under the International Financial Reporting Standard No. 2, "Share- based Payment".

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

Settlement mechanism – equity based payment with a cashless mechanism

The following table lists the total value of the options:

	Number of
	options	Total value
		NIS
Employee	22,004,603	188
Managers	38,612,833	237
Total	60,617,436	425

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

Risk free interest rate – the risk-free interest rate was based on the yields available on Israeli government "shahar" and "memshalti shekeli" bonds as at the Valuation Date. The risk free rates chosen were calculated according to the expected life of the options, hence the range is between 2.4%-4.8%.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Share-Based Payments (cont’d)

B.	Bezeq's share-based payments: (cont’d)

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

(5)	Below are details of the average exercise price and projected term of the options in circulation as at December 31, 2011:

	No. of options	Weighted average of exercise price	Weighted average of remaining contractual useful life
Name of plan	Thousands	NIS	Years
2007 Employee Plan (section B(1) above)	3,742	0	0.23
Senior Employees Plan for 2007 (section B(2) above)	10,786	2.35	4.56
2010 Employee Plan (section B(3) above)	67,533	6.29	4.07

Salary expenses for equity-settled share-based payments

	Year ended December 31
	2009	2010	2011
	NIS	NIS	NIS
Equity-settled share options (1)	5	63	176

(1)
Calculation of the salary expense assumed 5% for forfeiture, for each year, for the options plan set out in section B(2) above, and 1% for the options plan for employees in 2010, described in section B(3) above.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Share-Based Payments (cont’d)

B.	Bezeq's share-based payments: (cont’d)

(6)	Subsequent to reporting date and until April 30, 2012, the employees exercised an additional 4,272,977 options.

(7)	Cash-settled share-based payments

On December 30, 2010, Bezeq’s Board of Directors adopted a plan for allocation of phantom options to senior managers in Bezeq and its subsidiaries. According to the terms of the plan, the options were granted at no cost, and are exercisable into a cash grant. The exercise price of the option is based on the average adjusted share price in the 30 trading days preceding the date of approval by the Board of Directors. The exercise price is nominal and amounts to NIS 10.206 at the grant date (due to the mechanism for adjusting the additional exercise for distribution of a dividend the exercise price as at December 31, 2011 amounts to NIS 9.04). According to the plan, the options vest in three equal annual lots, and the contractual life of the options is five years. The expense is spread for each lot in accordance with its vesting period.

According to the plan, 16,400,000 options were allocated, with a theoretical economic value of NIS 48 million, based on the Black and Scholes model at the grant date (of which 8,000,000 options with a theoretical economic value of NIS 24 million were allocated to senior officers who serve in key positions in Bezeq). The value of the benefit is measured in each quarter and any change in the fair value of the vested phantom options is recognized in the statement of income. The theoretical economic value of the allotted options as at December 31, 2011 amounts to NIS 11 million. The carrying amount of the liabilities and salary expenses for phantom options in 2011 amounts to NIS 6.

Note 32 - Earnings Per Share

Basic and diluted earnings per share

Weighted average number of ordinary shares outstanding calculated as follows:

	Year ended December 31
	2009	2010	2011
	Thousands of	Thousands of	Thousands of
	shares of NIS 1	shares of NIS 1	Shares of NIS 1
	par value	par value	par value
Weighted average number of
ordinary shares
Balance as at January 1	19,654	17,992	19,179
Effect of shares held by the Company	(1,308)	(196)	-
Effect of conversion of convertible debt into shares	*	1,246	19

Weighted average number of ordinary shares at
December 31 (basic and diluted)	18,346	19,042	19,198

(*)	Represent amount less than NIS 1 thousand.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 32 - Earnings Per Share (cont’d)

The calculation of diluted earnings per share was based on profit (loss) attributable to ordinary shareholders calculated as follows:

	Year ended December 31
	2009	2010	2011
	NIS	NIS	NIS
Profit (loss) attributable to ordinary shareholders
(basic)	62	(209)	(266)
Effect of expense of convertible debt	-	-
Effect of diluted per share in subsidiary	-	(6)	(2)

Profit (loss) attributable to ordinary shareholders (diluted) at December 31	62	(215)	(268)

Note 33 - Transactions with Interested and Related Parties

A.	Identity of interested and related parties

The Company’s interested and related parties are as defined in IAS 24 (2009) – Related Party Disclosures and include: parent company - Eurocom, and other Eurocom Group companies: related parties of Eurocom, B Communications and its subsidiaries, Bezeq, Bezeq subsidiaries and affiliates and jointly-controlled entities; and associates, directors and key management personnel in the Company, the Eurocom Group companies and persons who are close to a family member of any of these individuals.

In the ordinary course of business, some of the Company's subsidiaries and affiliates engage in business activities with each other. Such business activities are primarily between Bezeq, or Bezeq subsidiaries and between other Eurocom Group companies, such as Eurocom Digital Communications, Eurocom Cellular Communications, Space-Communications, Gilat Satcom, Satlink Communications, and to a lesser extent other affiliated companies.

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

Note 33 - Transactions with Interested and Related Parties (cont'd)

B.	Balances with interested and related parties

			Convenience
			translation
			into U.S. dollars
	December 31,		(Note 2D)
	2010	2011	2011
	NIS	NIS	US$
Receivables – associates, net	58	71	19

Loans to an associate, see section C below	1,351	1,549	405

Liabilities to related parties, net *	(100)	(76)	(20)

(*)	The amounts are for parent company Eurocom, and its related parties.

C.	Loans provided to an associate

For the loans provided to an associate, DBS, see Note 14. DBS also received loans from Eurocom DBS Ltd. The balance of the loans according to the loan terms at December 31, 2011 is NIS 1,408 (as at December 31, 2010, NIS 1,351). DBS recognizes the loans in its financial statements at fair value when received. The balance of the loans at December 31, 2011 in the financial statements of DBS is NIS 737 (as at December 31, 2010, NIS 627).

D.	Transactions with interested and related parties

				Convenience
				translation
				into U.S. dollars
	Year ended December 31,			(Note 2D)
	2009	2010	2011	2011
	NIS	NIS	NIS	US$
Revenue
From associates	-	145	217	57
From related parties *	12	6	8	2
Expenses
To related parties *	14	185	140	37
Associate to related parties *	-	106	146	38
To associates	-	5	1	**
Investments
Related parties *	-	78	97	25

*	The amounts are for parent company Eurocom and its related parties.
**	Represents an amount less than US$ 1.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 - Transactions with Interested and Related Parties (cont'd)

E.	Transactions with controlling shareholders or in which the controlling shareholder has a personal interest, pursuant to section 270(4) of the Companies Law, 1999 (“the Companies Law”).

1.	Agreements for acquisition of converters and power supplies

a.
On April 13, 2011, Bezeq's general meeting approved (after the approval of Bezeq's audit committee and Board of Directors) Bezeq's vote in the general meeting of DBS in favor of the agreement between DBS and Advanced Digital Broadcast SA ("ADB") and Eurocom Digital Communications Ltd. in the following transactions: (a) Acquisition of yesMaxHD converters according to the framework agreement and upgrade (partial or full, at the discretion of DBS) of the converter’s hard-drive, at a total cost of USD 10.3. This price is for sea shipment. If Bezeq requires earlier delivery, by air, DBS will pay Eurocom the extra cost for air freight. (b) Receipt of dollar credit from Eurocom Digital Communications for an additional 60 days (“the Additional Credit Period”) for purchase of the converters. The payment terms set out in the framework agreement is EOM + 35 days and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 11 and payment of the annual interest is estimated at NIS 578 thousand. (c) Purchase of power supplies for yesMaxHD converters from Eurocom and ADB for the period up to May 31, 2012 at a total cost of USD 131 thousand. The investment in the converters amounts to NIS 87 in 2011 and was recognized in the financial statements of DBS under property, plant and equipment.

b.
On August 4, 2011, Bezeq's general meeting approved (after the approval of Bezeq's audit committee and Board of Directors) Bezeq's vote in the general meeting of DBS in favour of the engagement of DBS in the following transactions:

An additional order, further to the order in section F.1.d(3)1 below, of yesMaxHD converters from Eurocom Digital Communications and ADB, according to the framework agreement and any upgrade (partial or full, at the discretion of DBS) of the converter’s hard-drive, at a total cost of USD 20.7. This price is for sea shipment. Should Bezeq require earlier delivery that requires air shipment, DBS will pay Eurocom the difference between sea shipment and airfreight and receipt of dollar credit from Eurocom for an additional 60 days (“the additional credit period”) for purchase of the converters. According to the framework agreement, the payment terms are EOM + 35 days. For the Additional Credit Period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 12 and payment of the annual interest is estimated as NIS 724 thousand.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 - Transactions with Interested and Related Parties (cont’d)

E.	Transactions with controlling shareholders or in which the controlling shareholder has a personal interest, pursuant to section 270(4) of the Companies Law, 1999 (“the Companies Law”). (cont'd)

1.	Agreements for acquisition of converters and power supplies (cont'd)

c.
On February 16, 2012 and on March 27, 2012, Bezeq's Board of Directors and Bezeq's General Meeting (respectively) approved, after the approval of the audit committee, the amendment to the agreement between DBS and Eurocom Digital Communications Ltd. and ADB, which was approved at the general meeting on August 4, 2011 ("the Original Agreement") as set out in section F.1.d(3)1 below. Accordingly, a proposal was made to amend the agreement for some of the converters (50% of the original amount) so that the additional maximum total cost of the Original Agreement (due to the increase in prices of hard drives as set out in this report) will be up to USD 1.953.

d.	On March 14, 2012, Bezeq’s Board of Directors approved the engagement of DBS in the following transactions (after approval of the audit committee):

(1)
An additional order of new yesMaxTotal 3 converters from Eurocom Digital Communications and ADB, further to the order in section F.1.d(3)1 below, according to the framework agreement and upgrade (partial or full, at the discretion of DBS) of the converter’s hard-drive, at a total cost of USD 9.8 (this price is for sea shipment; If DBS requires earlier delivery, by air, DBS will pay Eurocom the extra cost for airfreight) DBS will also be entitled, without consideration, to development days equivalent to USD 105thousand for future updates of the converter. DBS will also have the option, at its sole discretion, to acquire services for handling production stages, holding inventory in Israel, storage and supply to DBS's warehouses. If DBS decides to exercise this option for all the converters, the additional payment will be up to USD 250 thousand for the entire quantity submitted for approval in accordance with this agreement. The approval includes approval for DBS to exercise the option at its discretion.

(2)
Receipt of dollar credit from Eurocom Digital Communications for an additional 60 days (“the Additional Credit Period”) for purchase of the converters. According to the framework agreement, the payment terms are EOM + 35 days. For the Additional Credit Period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 15 and accordingly, payment of the annual interest is estimated as NIS 437 thousand.

(3)	An order of power supplies for yesMaxHD converters from Eurocom Digital Communications and from ADB, until December 31, 2012, at a total cost of USD 131 thousand.

The agreements in sub clause (1) and (2) will be presented for approval at the general meeting under section 275 of the Companies Law, in view of the terms set out in the Ministry of Communications’ approval, as a transaction for acquisition of control Bezeq.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 - Transactions with Interested and Related Parties (cont’d)

E.	Transactions with controlling shareholders or in which the controlling shareholder has a personal interest, pursuant to section 270(4) of the Companies Law, 1999 (“the Companies Law”). (cont'd)

2.	Management and consultation services

On June 10, 2010, the general meeting of Bezeq’s shareholders approved an agreement between Bezeq and Eurocom Communications Ltd., the indirect controlling shareholder of Bezeq. Under the agreement, Eurocom Communications agreed to provide Bezeq with ongoing management and consultation services for an annual fee of US$ 1.2  commencing from June 1, 2010 through to May 31, 2013, unless one of the parties announces its intention to terminate the agreement upon three-months advanced notice. The main services provided by the management company are consultation services for Bezeq’s operations, including strategy, business development, regulation, marketing and any other consultation that Bezeq requires as a communications company and as a group of companies, and ongoing management services.

The management company will provide professional and skilled human resources and other resources that are required to supply the services, including managers and consultants with a background in communications and with international experience, in order to provide the Bezeq Group with professional and high-quality service. In addition, according the consultation agreement, until otherwise decided, Bezeq’s directors, except for outside directors, independent directors and the chairman of the Board of Directors, will not receive directors' compensation from Bezeq or its subsidiaries. Bezeq recognized expenses of NIS 4.306 for the management services in 2011.

F.	Transactions not included in section 270(4) of the Companies Law and are not negligible

1.	Raising of debt by DBS

On March 7, 2011, Bezeq’s Board of Directors resolved (after the approval of the audit committee) to vote in favor of DBS’s transaction to raise debt of up to NIS 120 at the general meeting of the shareholders of DBS.

2.	Liability in advance to acquire Debentures (Series 6-8)

On June 28, 2011, the Board of Directors of Bezeq approved (after approval of the Audit Committee) preliminary commitments from Eurocom Capital Underwriting Ltd. (a company indirectly controlled by Eurocom Communications Ltd., the indirect controlling owner of Bezeq), in the planned tender for classified investors for a public offering of Debentures (Series 6 to 8) ("the Institutional Tender"). In Bezeq's institutional tender of June 28, 2011, preliminary commitments were received from Eurocom Capital Underwriting amounting to 5% of the total debentures relevant to the preliminary commitments from classified investors for each of the Debentures Series (6 to 8). At the reporting date, Eurocom Capital Underwriting no longer holds Debentures (Series 6 to 8) as set out above.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 - Transactions with Interested and Related Parties (cont’d)

G.	Transactions with the controlling shareholder or companies under his control

The transactions in which Bezeq's Group engaged with the controlling shareholder or in which the controlling shareholder has a personal interest in the reporting period reflect fair value. This determination is based, inter alia, on one or more of the following characteristics in relation to transactions (as the case may be, and according to the type of transaction and the relevance of the characteristic in respect thereof). The transaction is in similar conditions to those offered to the Company by unrelated parties (as the case may be), in similar transactions, and / or the transaction is carried out at prices that were set in the period prior to transfer of control in the Company (when the parties to the transaction unrelated parties), and / or terms of the transaction that the involved companies believes reflect market conditions.

H.	Agreements with the Eurocom Group and B Communications

1.        Registration rights agreement with B Communications

B Communications entered into a registration rights agreement with the Company granting it the right to register the B Communications ordinary shares it owns under the Securities Act of 1933, as amended. Under the registration rights agreement, B Communications granted the Company “demand” registration rights that allow it, at any time after one year following the consummation of its initial public offering in October 2007, to request that B Communications register under the Securities Act of 1933, as amended, some or all of its ordinary shares it owns. The Company is entitled to an aggregate of five demand registrations. B Communications is not required to effect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least USD 7.5. B Communications is also not required to effect more than one demand registration during any 12-month period thereafter. B Communications is not obligated to grant a request for a demand registration within 90 days of any other demand registration.

The Company also has “piggyback” registration rights that allow it to include B Communications' ordinary shares it owns in any public offering of equity securities initiated by B Communications (other than those public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). B Communications has also granted the Company the right to request a shelf registration on Form F-3, provided that B Communications is eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis but for no longer than one year without the consent of our audit committee.

Under the registration rights agreement B Communications agreed to indemnify the Company against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which the Company sell ordinary shares, unless such liability arose in reliance upon and in strict conformity with information furnished in writing from the Company. B Communications will pay all expenses incident to any demand registration, and the Company will pay its respective portions of all underwriting discounts, commissions and fees attributable to the sale of B Communications' ordinary shares the Company owns under the registration rights agreement.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 - Transactions with Interested and Related Parties (cont’d)

H.	Agreements with the Eurocom Group and B Communications (cont'd)

2.	Lease of principal offices

B Communications and the Company lease principal offices from Eurocom Communications Ltd. for an annual rent of NIS 30 thousand for each company. In addition, Eurocom Real Estate Ltd. provides B Communications and Internet Gold with parking spaces for NIS 11 thousand a year for each company. Eurocom Digital Communications Ltd. provides B Communications and the Company with additional services, such as computing services and car maintenance for an annual sum of NIS 24 thousand for each company.

3.        Financial service agreement with Eurocom Capital Finance Ltd.

In February 2008, B Communications entered into an execution services agreement with Eurocom Capital Finance Ltd. which is controlled by Mr. Shaul Elovitch, its controlling shareholder and the chairman of the Board of Directors, under which Eurocom Capital Finance Ltd. provides B Communications with various financial services. Under the agreement, Eurocom Capital Finance Ltd. handles the execution of B Communications's financial investments pursuant to direct instructions from its Chief Executive Officer, which is based on a policy that was established by its management and approved by the Board of Directors. In consideration for these services, B Communications agreed to pay Eurocom Capital Finance Ltd. fees which are customary for such agreements and on market terms. B Communications paid Eurocom Capital Finance Ltd. aggregate fees of approximately NIS 283 thousand, NIS 470 thousand and NIS 620 thousand for its services in the years 2009, 2010 and 2011, respectively.

4.	Management services agreements

B Communications entered into an arrangement with Eurocom Communications Ltd. and the Company, according to which Mr. Turgeman will provide management services to B Communications, the Company and Eurocom Communications Ltd. In consideration for such services, each of Eurocom Communications, B Communications and the Company will bear 33% of Mr. Turgeman services costs.

B Communications entered into an arrangement with the Company with respect to Mr. Eli Holtzman, both companies' former Chief Executive Officer, according to which B Communications shared Mr. Holtzman's employment costs with the Company.  In connection with Mr. Holtzman's retirement from his positions in both companies, B Communications entered into an additional arrangement with the Company, according to which the Company will pay Mr. Holtzman a one-time retirement award of USD 800 thousand and a monthly payment and other benefits for a 15 month period commencing October 2011.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 - Transactions with Interested and Related Parties (cont’d)

H.	Agreements with the Eurocom Group and B Communications (cont'd)

5.	Other agreements

In addition, the Company receives and renders various services and products to and from related parties at market rates and in the ordinary course of business. None of these transactions are material to the Company or to its related parties. If a related party wishes to supply products or services to the Company, the Company obtains a bid from a third party to enable it to determine whether the related party’s bid is on arm’s-length terms. Any of such transactions are subject to the approval of the Company's Audit Committee and its board of directors (and its shareholders, if required).  In addition, the Company does not purchase a particular type of product or service solely from related parties, but through other non-related vendors as well. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

I.             Agreements between the Eurocom Group and Bezeq Group

Following B Communications's acquisition of the controlling interest in Bezeq on April 14, 2010, Bezeq’s Audit Committee and Board of Directors approved contractual arrangements between companies within the Bezeq Group and Eurocom Group, including any companies within the Eurocom Group that it may be engaged with in the future.

1.
Bezeq provides companies within the Eurocom Group with telephone lines, transmission services and primary rate interface, or PRI, services. There is no limitation on the annual scope of engagement, provided that the terms offered to members of the Eurocom Group are the same as those offered to similar business customers. The approval is valid for three years ending April 13, 2013 and any purchase order received during such period will be valid until the end of the period stipulated in the purchase order.

2.
On June 10, 2010, the general meeting of the shareholders of Bezeq (following approval by the audit committee and  board of directors of Bezeq) approved an agreement between Pelephone and Eurocom Cellular Communications Ltd. for the supply of Nokia products to Pelephone (terminal equipment, spare parts and accessories) and maintenance services for these products. The contract period is from April 14, 2010 through December 31, 2012. The scope of the annual purchases under the agreement will not deviate from a cumulative amount of NIS 450 per year (the calculation for 2010 was made from the beginning of the year). Any purchases exceeding this amount will be subject to prior approval according to applicable law. The annual amount may increase by up to NIS 45  subject to the approval of the audit committee and Board of Directors of Bezeq, as well as the approval of the certified organs of Pelephone and Eurocom Cellular Communications Ltd.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 - Transactions with Interested and Related Parties (cont’d)

I.             Agreements between the Eurocom Group and Bezeq Group (cont'd)

3.
On July 29, 2010, the general meeting of the shareholders of Bezeq (following approval by the audit committee and the board of directors of Bezeq) approved Bezeq's vote at the general meeting of DBS in favor of the agreements between DBS and Advanced Digital Broadcast S.A., or ADB, and Eurocom Digital Communications Ltd. for the purchase of 47,500 yesMaxHD converters at a cost of USD 10 and for obtaining US dollar supplier’s credit for a further period of 60 days from Eurocom Digital Communications Ltd. with regard to the purchase of decoders.

4.
On March 7, 2010, Bezeq’s Board of Directors approved an agreement with DBS (after approval of its audit committee)  as follows: (i) for an additional order of yesMaxHD decoders from Eurocom Digital Communications and from ADB, in accordance with the existing framework agreement and to upgrade (partial or fully optional, at the discretion of DBS) the hard drive of the converters at an overall cost of  USD10.3 (for sea shipment) (should DBS require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for the air shipment); (ii) subject to the approval of shareholders at a general meeting of shareholders of Bezeq, receipt of USD supplier’s credit from Eurocom Digital Communications for another 60 days for the purchase of the converters (the payment terms set out in the framework agreement is EOM + 35); and (iii) the purchase of USD130 thousand of  power supplies for yesMaxHD converters from Eurocom Digital Communications and from ADB, until May 31, 2012.

5.
DBS entered into a series of agreements with Spacecom, for the use of space segments of the Amos 2 and Amos 3 satellites owned by Spacecom. DBS paid Spacecom NIS 87 in lease fees in each of 2010 and 2011.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 33 - Transactions with Interested and Related Parties (cont’d)

J.	Key management personnel compensation (including directors)

Key management personnel compensation comprised:

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2009	2010	2011	2011
	NIS	NIS	NIS	US$
Employee benefits	11	5	7	2
Share-based payments	5	11	-	-

	16	16	7	2

Note 34 - Subsequent Events

A.	For claims filed against Group companies subsequent to the date of the financial statements, see Notes 22B and 22G.

B.	For the resolution of Bezeq's Board of Directors and the general meeting, subsequent to the date of the financial statements, to distribute a cash dividend to the shareholders, see Note 14B4.

C.
On March 14, 2012, Bezeq issued a complete tender offer to purchase all the shares of Walla! held by the public (12,980,972 shares representing 28.45% of Walla!'s issued and paid up share capital) at a price of NIS 5.25 per share and for NIS 68 (if employee options in Walla! are exercised up to the last date for acceptance under the tender, the amount of purchased shares increase, and the total consideration will increase accordingly to NIS 77). On April 14, 2012 the tender offer was accepted by offerees in accordance with the majority set out in the Companies Law, to allow the purchase of all Walla! shares held by the public. Subsequent to the purchase of all Walla! Shares, Walla! became a private company and its shares were be delisted from the TASE.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2011

Report of Independent Registered Public Accounting Firm

The Board Of Directors and the Shareholders
D.B.S. Satellite Services (1998) Ltd.

We have audited the accompanying statements of financial position of D.B.S. Satellite Services (1998) Ltd. (“the Company”) at December 31, 2011 and 2010 and the related statements of income, statements of comprehensive loss, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants
Tel Aviv, Israel

March 5, 2012

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2011

Statement of Financial Position at December 31

		2011	2010
	Note	NIS thousands	NIS thousands

Assets
Cash and cash equivalents		13,325	-
Trade receivables	6	159,596	168,847
Other receivables	6	8,020	11,150
Total current assets		180,941	179,997

Property, plant and equipment, net	7	675,954	675,888
Intangible assets, net	8	94,227	82,769
Broadcasting rights, net of rights exercised	9	330,572	304,490

Total non-current assets		1,100,753	1,063,147

Total assets		1,281,694	1,243,144

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2011

Statement of Financial Position at December 31

		2011	2010
	Note	NIS thousands	NIS thousands

Liabilities
Borrowings from banks	10	85,998	135,438
Current maturities for debentures	14	57,494	56,062
Trade payables and service providers	11	409,298	355,771
Other payables	12	162,519	164,951
Provisions	13	55,329	89,266
Total current liabilities		770,638	801,488
Debentures	14	1,120,806	1,030,973
Bank loans	10	337,679	470,810
Loans from shareholders	15	2,677,916	2,300,387
Long-term trade payables	16	18,766	54,264
Employee benefits	17	6,171	6,696
Total non-current liabilities		4,161,338	3,863,130
Total liabilities		4,931,976	4,664,618
Capital deficit
Share capital	21	29	29
Share premium		85,557	85,557
Option warrants		48,219	48,219
Capital reserves		1,537,271	1,537,271
Capital reserve for share-based payments		10,280	9,391
Retained loss		(5,331,638)	(5,101,941)
Total capital deficit		(3,650,282)	(3,421,474)
Total liabilities and capital		1,281,694	1,243,144

/s/ Rinat Gazit	/s/ Ron Eilon	/s/ Mickey Newman
Rinat Gazit	Ron Eilon	Mickey Newman
Authorized to sign on behalf of chairman of the board (See Note 32).	CEO	CFO

Date of approval of the financial statements: March 5, 2012

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Income for the Year Ended December 31

		2011	2010	2009
	Note	NIS thousands	NIS thousands	NIS thousands

Revenues		1,618,809	1,582,930	1,530,435
Cost of revenues	22	1,028,168	1,128,848	1,042,101
Gross profit		590,641	454,082	488,334
Sales and marketing expenses	23	152,737	143,202	122,312
General administrative expenses	24	143,036	132,561	117,805
		295,773	275,763	240,117
Operating profit		294,868	178,319	248,217
Financing expenses		168,991	181,584	177,900
Financing income		(23,163)	(9,313)	(8,347)
Shareholders’ finance expenses		377,529	318,499	300,373
Financing expenses, net	25	523,357	490,770	469,926
Loss before income tax		(228,489)	(312,451)	(221,709)
Income tax	26	1,128	1,188	745
Loss for the period		(229,617)	(313,639)	(222,454)

Basic and diluted loss per share (in NIS)		7,681	10,491	7,441

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Comprehensive loss for the Year Ended December 31

		2011	2010	2009
	Note	NIS thousands	NIS thousands	NIS thousands

Loss for the period		(229,617)	(313,639)	(222,454)
Other items of comprehensive income:
Actuarial gains (losses) from a defined benefit plan	17	(80)	(1,535)	537
Other comprehensive profit (loss) for the year		(80)	(1,535)	537
Total comprehensive loss for the year		(229,697)	(315,174)	(221,917)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Changes in Equity for the Year Ended December 31

		Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Retained loss	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2011		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(229,617)	(229,617)
Other comprehensive loss for the year		-	-	-	-	-	(80)	(80)
Total comprehensive loss for the year		-	-	-	-	-	(229,697)	(229,697)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	889	-	889
Balance at December 31, 2011		29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)

Balance at January 1, 2010		29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)
Total comprehensive loss for the year
Loss for year		-	-	-	-	-	(313,639)	(313,639)
Other comprehensive loss for the year		-	-	-	-	-	(1,535)	(1,535)
Total comprehensive loss for the year		-	-	-	-	-	(315,174)	(315,174)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	2,460	-	2,460
Balance at December 31, 2010		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Changes in Equity for the Year Ended December 31

		Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Retained loss	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2009		29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(222,454)	(222,454)
Other comprehensive profit for the year		-	-	-	-	-	537	537
Total comprehensive loss for the year		-	-	-	-	-	(221,917)	(221,917)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	5,295	-	5,295
Balance at December 31, 2009		29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Cash Flows for the Year Ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities
Loss for the period	(229,617)	(313,639)	(222,454)
Adjustments:
Depreciation and amortization	276,393	284,732	234,203
Financing expenses, net	519,716	465,562	455,232
Proceeds from sale of property, plant and equipment	(515)	(35)	(236)
Share-based payments	889	2,460	5,295
Income tax expenses	1,128	1,188	745

Change in trade receivables	9,251	(8,695)	(7,277)
Change in other receivables	3,130	363	84
Change in trade payables	32,457	(2,731)	(8,391)
Change in other payables and provisions	(71,868)	83,659	(14,898)
Change in broadcasting rights, net of rights exercised	(26,082)	(19,724)	(31,433)
Change in employee benefits	(605)	(438)	(82)

	743,894	806,341	633,242
Income tax paid	(1,128)	(1,188)	(1,060)

Net cash from operating activities	513,149	491,514	409,728

Cash flows from investment activities
Proceeds from sale of property, plant and equipment	747	1,589	949
Purchase of property, plant and equipment	(207,741)	(226,728)	(214,368)
Payments for programs and licenses	(32,181)	(14,897)	(9,262)
Payments for subscriber acquisition	(24,414)	(36,756)	(37,931)
Net cash used for investment activities	(263,589)	(276,792)	(260,612)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Cash Flows for the Year Ended December 31 (cont’d.)

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Cash flows from finance activities
Repayment of loans from institutions	-	(115,731)	-
Bank loans received	-	255,000	-
Repayment of bank loans	(97,277)	(580,718)	-
Repayment of debenture principal	(57,271)	(55,020)	-
Short-term bank credit, net	(85,294)	41,232	13,532
Payment for finance lease obligation	(768)	-	-
Interest paid	(114,178)	(203,444)	(162,648)
Issue of debentures, net	118,553	443,959	-
Net cash used for finance activities	(236,235)	(214,722)	(149,116)

Increase in cash and cash equivalents	13,325	-	-
Cash and cash equivalents at beginning of period	-	-	-
Cash and cash equivalents at end of period	13,325	-	-

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 – GENERAL

A.	Reporting entity

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998 and its head office is at 6, Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for a further six years under certain conditions. The Company’s operations are subject to, inter alia, the Communications (Telecommunications and Broadcasts) Law 1982 (“the Communications Law”) and its subsequent regulations and rules, and to the terms of the License.

Pursuant to the license of Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), Bezeq is required to maintain full structural separation between it and its subsidiaries, and between it and the Company. In addition, the licenses of the Company and Bezeq impose restrictions on the joint marketing of services (service bundles).
In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 1988) between the Company and Bezeq by exercising the options held by Bezeq in the Company, subject to certain conditions, and ruled against the merger.

The Company believes that as a result of the development of competition between the telecommunications groups and the increasing importance of providing comprehensive communications services, if the restrictions on Bezeq’s control of the Company and on Bezeq’s cooperation with it remain intact, the adverse effect of these restrictions on the Company’s expenses is liable to increase.

NOTE 2 - BASIS OF PREPARATION

A.	Definitions

In these financial statements -

(1)
International Financial Reporting Standards (“IFRS”): Standards and interpretations that were adopted by the International Accounting Standards Board (IASB). These standards and interpretations include International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) and the interpretations of these standards defined by the International Financial Reporting Interpretations Committee (IFRIC) or interpretations defined by the Standing Interpretations Committee (SIC)

(2)	The Company: DBS Satellite Services (1998) Ltd.

(3)	Related party: As defined in IAS 24, Related Party Disclosures

(4)	Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 1968

(5)	CPI: The consumer price index as published by the Central Bureau of Statistics

B.	Statement of compliance

These financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements were approved by the Board of Directors on March 5, 2012.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONT'D.)

C.	Functional and presentation currency

These financial statements are presented in New Israeli Shekels (NIS), which is the Company’s functional currency, and have been rounded to the nearest thousand. The NIS is the currency that represents the principal economic environment in which the Company operates.

D.	Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities: derivative financial instruments, shareholder loans and liabilities for employee benefits. For further information regarding the way in which these assets and liabilities are measured, see Note 3 - Significant Accounting Policies. The methods used to measure the fair value are described in Note 4 – Determination of Fair Value.

The value of non-monetary assets and equity items that were measured on the historical cost basis was adjusted to changes in the CPI until December 31, 2003, since until that date Israel was considered a hyperinflationary economy.

E.	Use of estimates and judgment

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. The Company’s management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates made by management while implementing accounting policies and which have the most significant effect on the financial statements is included in the following notes:

•
Provisions and contingent liabilities: The Company has contingent liabilities in amounts for which the maximum possible exposure is significant. Inter alia, there are class actions pending against the Company in material amounts. When assessing the possible outcomes of legal claims that were filed against the Company, the Company relied on the opinions of its legal counsel. These opinions are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the outcomes of the claims are determined by the courts, these outcomes could differ from the assessments. By their very nature it is extremely difficult to predict the results of the claims. Given the inherent uncertainty of legal claims, it is possible that all or part of them will end with an additional charge for the Company in amounts materially different from the provisions contained in the financial statements, if any. For details of the provisions and contingent liabilities, see Note 20.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONT'D.)

E.	Use of estimates and judgment (cont'd.)

•
Useful life: The Company's items of fixed assets, intangible assets and broadcasting rights are amortized using the straight line method over the estimated useful life of the asset. The estimated useful life of these items is based on their estimated technical life and the condition of the equipment. Changes in these factors which affect the estimated useful life of the asset have a material impact on the Company's financial position and the results of its operations. The estimated useful life of the fixed assets and intangible assets are presented in Note 3(C) and Note 3(D) below.

F.	First-time application of new amendments to the accounting standards

(1)	Disclosures in connection with a related party

Since January 1, 2011 the Company has applied IAS 24 (2009) Related Party Disclosures (“the Standard”). The Standard is implemented retrospectively.

For the first implementation of the Standard, the Company has mapped the relations of related parties. Based on the new definition and as a result of the mapping, new related parties have been identified. The Company had no transactions with these new related parties in the reporting period and in corresponding periods.

(2)	Financial instruments – amendments to disclosures

As of the annual periods commencing January 1, 2011, the Company implements the amendment to IFRS 7, Financial Instruments – Disclosures (“the Amendment”). In accordance with the Amendment an explicit declaration has been added to the effect that the interaction between quantitative and qualitative disclosures enables users of the statements to make better estimates of the Group’s exposure to risks arising from financial instruments. Moreover, the section stating that quantitative disclosures are not required when the risk is negligible has been removed. Furthermore, certain disclosure requirements pertaining to credit risk have been amended and others removed. The requisite disclosures have been expressed in the financial statements. For further information, see Note 29 - Financial instruments.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except as described in Note 2(F) First-time application of new amendments to the accounting standards.

A.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Company at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate on that date.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

B.	Broadcasting rights

Broadcasting rights are stated at cost, net of rights exercised.

The cost of broadcasting rights includes the amounts paid to the content provider. Broadcasting rights are amortized in accordance with the terms of the purchase agreement, based on actual broadcasts from the total number of expected broadcasts in accordance with management estimates, or permitted under the agreement, or according to the period of the rights agreement (straight line). The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of ongoing operations in the statement of cash flows.

C.	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to the site and condition as intended by management. The cost of software that is integral to the functionality of the related equipment is recognized as part of the cost of that equipment.

When major parts of items of property, plant and equipment (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(2)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized as part of the carrying amount of said item if it is probable that the future economic benefits embodied in the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. Ongoing maintenance costs are recognized in the statement of income when they are incurred.

(3)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

Years
Broadcasting and receiving equipment	6.67
Installation costs *	1-3,15
Digital satellite decoders	4,6,8
Office furniture and equipment	6.67-14.2
Computers	3

*     The costs of installation in apartments are depreciated over the period of enjoyment expected from the benefits claimed for the installation.

Leasehold improvements are depreciated over the shorter of the rental period or the expected useful life of the improvements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

D.	Intangible assets

(1)	Acquisition of subscribers

The Company discounts the direct sale commissions paid to marketers and salespersons for sales of services to subscribers who have signed long-term commitments with the Company and recognizes these costs as an intangible asset. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately. For customers who are out of contract the Company immediately expenses the subscriber acquisition costs in the income statement.

(2)	Software

Standalone software that adds functionality to the hardware is classified as an intangible asset.

(3)	Development

Development activities involve a plan for the production of new or substantially improved products or processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The costs recognized as an intangible asset include the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and capitalized credit costs. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(4)	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use.

Estimated useful lives for the current and comparative periods are as follows:

Years
Software	3,5
Subscriber acquisition costs*	1-3
Capitalized development costs	1-5

The Company discounts the direct sale commissions paid to marketers and salespersons for sales of services to subscribers who have signed long-term commitments with the Company and recognizes these costs as an intangible asset. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately. For customers who are out of contract the Company immediately expenses the subscriber acquisition costs in the income statement.

*     Pursuant to the terms and conditions of contracts with the subscribers.

E.	Financial instruments

(1)	Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents.

(A)	Initial recognition of non-derivative financial instruments

A financial instrument is recognized when the Company accepts the contractual terms of the instrument, in other words on the date on which the Company fulfilled its obligations under the contract.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

E.	Financial instruments (cont'd.)

(1)	Non-derivative financial instruments (cont'd.)

(B)	Derecognition of financial instruments

Financial instruments are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers the rights to receive the cash flows arising from the financial asset in a transaction where all the risks and benefits of ownership of the financial asset are transferred. Financial assets are sold in regular way sales on the trade date, meaning on the date on which the Company undertook to sell the asset.

(C)	Classification of financial instruments

The Company classifies financial instruments as follows:

Cash and cash equivalents

Cash includes immediately usable cash balances and on-demand deposits. Cash equivalents include short-term investments (where the period between the original deposit date and the redemption date is up to 3 months) of a high liquidity level which can easily be converted into known amounts of cash and which are exposed to insignificant risk of changes in value.

Trade receivables

Trade receivables are financial assets with payments which are fixed or which can be determined which are not traded on an active market.

(2)	Non-derivative financial liabilities

Non-derivative financial instruments include bank overdrafts, bank loans and credit, loans from shareholders and other credit providers, finance lease liabilities, trade payables and other payables.

(A)	Initial recognition of financial liabilities

Debt instruments are recognized initially on the date that they are created. Financial liabilities are initially recognized at fair value plus all the attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(B)	Derecognition of financial instruments

Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or canceled.

(C)	Change in terms of debt instrument

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

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

E.	Financial instruments (cont'd.)

(2)	Non-derivative financial liabilities (cont'd.)

(C)	Change in terms of debt instrument (cont'd.)

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

(D)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

(2)	Non-monetary assets

The carrying amounts of the Company’s non-monetary assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. The Company estimates the recoverable amount once a year if there are indications of impairment.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

F.	Impairment (cont'd.)

(2)	Non-monetary assets (cont'd.)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (“cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount and is recognized in profit or loss.

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

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in profit or loss on a straight-line basis over the average period until the benefits vest. If the benefits vest immediately, the expense is recognized immediately in profit or loss.

The Company recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

G.	Employee benefits (cont'd.)

(1)	Post-employment benefits (cont'd.)

(B)	Defined benefit plans (cont'd.)

The Company offsets an asset relating to one benefit plan from the liability relating to another benefit plan only when there is a legally enforceable right to use the surplus of one plan to settle the obligation in respect of the other plans, and there is intent to settle the obligation on a net basis or to simultaneously realize the surplus of one plan and settle the obligation in the other plan.

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

The Company’s net obligation in respect of long-term employee benefits other than post-employment plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

(4)	Share-based payments

The grant date fair value of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions is adjusted to reflect the number of awards that are expected to vest.

Share-based payment arrangements in which the parent company grants to the employees of the Company rights to its equity instruments are accounted for by the Company as equity-settled share-based payment transactions, meaning that the fair value of the grant is recognized directly in equity, as set out above.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

I.	Revenues

(1)	Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or on providing the service.

(2)	Income from rental of digital satellite decoders is attributed according to straight-line basis over the term of the agreement.

(3)
Receipts from customers for the installation of terminal equipment which do not provide the customers with a stand-alone value are recognized as income in the statement of income over the period of enjoyment of the economic benefits.

(4)
The Company charges a deposit for the digital satellite decoders rented by its customers. The customers are entitled to receive a proportional refund of the deposit on termination of the agreement, according to the terms in the agreement. The revenues from deposit deductions are attributed to the statement of income, according to the terms of the agreements with the customers.

(5)	Commissions: When the Company acts in the capacity of an agent rather than as the principal in a transaction, the income recognized is the net amount of commission.

J.	Income tax expenses

Income tax expense comprises current and deferred tax. Current and deferred taxes are recognized in the statement of income, or are recognized directly in equity or in other comprehensive income if they relate to items recognized directly in equity or in other comprehensive income.

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

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

Foreign currency gains and losses are reported on a net basis as either financing income or financing expenses depending on exchange rate fluctuations and on whether foreign currency movements are in a net gain or net loss position.

N.	Transactions with a controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction.

As this is a capital transaction, the differences between the fair value and the proceeds from the transaction are attributed to equity.

O.	New standards and interpretations not yet adopted

(1)	IFRS 9 (2010), Financial Instruments (“the Standard”)

This Standard is one of the stages in a comprehensive project to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value. The basis for classification of debt instruments is based on the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39, with a number of exceptions.

The Standard is effective for annual periods beginning on or after January 1, 2015, but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the appendix to the Standard. The Standard is to be applied retrospectively other than in a number of exceptions. The Company is examining the effects of adopting the Standard on the financial statements.

(2)	Amendment to IAS 19, Employee Benefits (“the Standard”)

The amendment contains a number of changes relating to the accounting treatment of employee benefits. The amendment will apply to annual periods commencing January 1, 2013 or thereafter by way of retrospective implementation. Earlier implementation is possible with provision of disclosure. The Company is examining the effects of adopting the Standard on the financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

O.	New standards and interpretations not yet adopted

(3)	IFRS 13, Fair Value Measurement (“the Standard”)

The Standard replaces the directives relating to fair value measurement which appear in the various IFRS standards. To achieve this objective, the Standard defines fair value, determines directives and new disclosure requirements for fair value measurement. The Standard will be implemented for annual periods commencing January 1, 2103. Earlier implementation is possible subject to conditions. The Company is examining the effects of adopting the Standard on the financial statements.

(4)	Amendment to IAS 32 Financial Instruments: Presentation and amendment to IFRS 7 Financial Instruments: Disclosure regarding rules for offsetting financial assets and liabilities (“the Standards”)

The amendment to IAS 32 clarifies the conditions under which it is possible to offset financial assets and liabilities in the statement of financial position and determines that an existing entity has an immediate legally enforceable right to offset declared amounts if this right is not conditional on a future event and it is enforceable in the normal course of business as well as in the event of insolvency or bankruptcy. The amendment to IFRS 7 contains new disclosure requirements in respect of financial assets and liabilities which were offset in the statement of financial position.

The amendment to IAS 32 will be implemented retrospectively in respect of annual periods commencing January 1, 2014 or thereafter. Early implementation is possible subject to conditions.

The amendment to IFRS 7 will be implemented retrospectively in respect of annual reporting periods commencing January 1, 2013 or thereafter. The Company is examining the effects of adopting the Standard on the financial statements.

NOTE 4 – DETERMINATION OF FAIR VALUE

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both monetary and non-monetary assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Derivatives

The fair value of forward exchange contracts is based on their quoted price.

B.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 4 – DETERMINATION OF FAIR VALUE (CONT'D.)

C.	Share-based payment transactions

The fair value of employee share options for employees and of share appreciation rights is measured using the Black-Scholes formula. The assumptions of the model include the share price on the date of measurement, the exercise price of the instrument, expected volatility (based on the weighted average of historical volatility of the Company’s shares over the expected term of the options, and adjusted for changes expected due to publicly available information), the weighted average of the expected term of the instruments (based on past experience and the general behavior of the option-holders), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

NOTE 5 – THE FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company’s losses for 2011 and 2010 amounted to NIS 230 million and NIS 314 million, respectively. As a result of these losses, the Company's capital deficit and working capital deficit at December 31, 2011 amounted to NIS 3,650 million and NIS 590 million, respectively.

B.	1.

In March 2010, an amendment to the Company’s bank financing agreement was signed and took effect (“the Amendment Agreement”). Pursuant to the Amendment Agreement, another Israeli bank (“the Joining Bank”) joined the present syndicate of banks (“the Present Banks”). The Joining Bank provided the Company with its proportionate share of the Company’s regular credit facilities and also provided the Company with long-term credit of NIS 255 million, most of which was used for its addition (in its proportionate share) to the Company’s long-term credit facilities for repayment and early repayment of the Company’s debts to the Present Banks. The balance of NIS 46 million will be used for the Company’s ongoing requirements.

Pursuant to the Amendment Agreement, the Company created a floating lien in favor of the Joining Bank, similar to those in favor of the Present Banks. The Joining Bank was also included in the fixed lien in favor of the Present Banks. The Company’s shareholders also signed the amendments to bonds, mortgage deeds and letter of guarantee, as applicable, which they had previously signed in favor of the Present Banks, for the addition of the Joining Bank. Under the Amendment Agreement, the term of the bank loan repayment (both the long-term loans as well as the ongoing facilities) was extended until the end of 2015.

In November 2010, another amendment to the financing agreement took effect. According to the amendment, the Company is required to comply with the debt coverage ratio (based on the ratio between the Company’s cash balance and cash flow over the past 12 months and the principal and interest payments over the coming 12 months) and the maximum and minimum supplier credit covenant. These covenants replaced the previous financial covenants that were applicable to the Company. The Company’s compliance with these covenants is measured quarterly, and failure to comply with these covenants, subject to extensions stipulated in the Financing Agreement, grants banks the right to demand early repayment of the loans. According to the finance mechanism stipulated in the amendment, if the Company’s debentures (Series B) are downgraded below ilBBB (or its equivalent, whichever is lower), the annual interest paid to the banks will increase by 0.25% in respect of each notch on the rating scale, as long as the downgrade is in effect, subject to the covenants set out in the financing agreement.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 5 – THE FINANCIAL POSITION OF THE COMPANY (CONT'D.)

B.	(cont'd.)

2.
In 2010, the Company's credit rating was upgraded from ilBBB- to ilA-, among other reasons, in view of the expected improvement in the Company's liquidity in the short term following the issue of debentures (Series B) and in view of the amendment to the financing agreement that included a list of the financial covenants with which the Company is required to comply. In March 2011, the Company expanded its debenture series (Series B) by issuing additional debentures in the sum of NIS 117 million par value and in the sum of NIS 120 million. Maalot gave the debentures (Series B) a rating of ilA. 50% of the proceeds of the issue will be used for early repayment of part of the long-term bank credit taken out by the Company.

3.	At December 31, 2011, the Company is in compliance with the financial covenants stipulated in the financing agreements and the debentures. See Note 27 regarding compliance with the covenants.

4.
The Company's management believes that the financial resources at its disposal will be sufficient for the Company’s operations for the coming year, based on the cash flow forecast approved by the Company’s board of directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it. In recent years, the Company has raised external financing to expand its investments. At the reporting date, any significant increase in the Company’s investments will require an expansion of the financing sources at its disposal.

NOTE 6 – TRADE AND OTHER RECEIVABLES

	December 31, 2011	December 31, 2010
	NIS thousands	NIS thousands

Trade receivables (1)
Outstanding debts	34,395	48,192
Credit companies	132,576	128,355
Less provision for doubtful debts	(7,375)	(7,700)
	159,596	168,847

Other receivables (1)
Prepaid expenses	853	3,156
Pledged deposits	-	77
Others	7,167	7,917
	8,020	11,150

(1) Including trade and other receivables that are related and interested parties	1,944	77

For further information about related and interested parties, see Note 30 – Related and interested parties. For the Company's exposure to currency and liquidity risks, see Note 29 – Financial instruments.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

A.	Composition

	Broadcasting and reception equipment	Discounted installation costs	Digital satellite decoders	Office furniture and equipment (including computers)	Leasehold improvements	Total
	NIS thousands

Cost
Balance at January 1, 2010	232,482	1,476,819	1,511,009	84,133	41,286	3,345,729
Additions during the year	4,641	99,617	115,829	10,658	4,358	235,103
Disposals during the year	-	(3,741)	(638)	(149)	-	(4,528)
Balance at December 31, 2010	237,123	1,572,695	1,626,200	94,642	45,644	3,576,304
Additions during the year	6,980	83,282	121,628	13,731	1,338	226,959
Disposals during the year	-	(158)	(502)	(839)	-	(1,499)
Balance at December 31, 2011	244,103	1,655,819	1,747,326	107,534	46,982	3,801,764

Accumulated depreciation
Balance at January 1, 2010	183,068	1,204,243	1,192,121	53,544	30,280	2,663,256
Additions during the year	15,219	102,413	109,919	11,360	2,204	241,115
Disposals during the year	-	(3,741)	(95)	(119)	-	(3,955)
Balance at December 31, 2010	198,287	1,302,915	1,301,945	64,785	32,484	2,900,416
Additions during the year	13,468	95,297	105,668	10,156	2,072	226,661
Disposals during the year	-	(158)	(291)	(818)	-	(1,267)
Balance at December 31, 2011	211,754	1,398,054	1,407,322	74,123	34,557	3,125,810

Carrying amount
At January 1, 2010	49,414	272,576	318,888	30,589	11,006	682,473

At January 1, 2011	38,836	269,780	324,255	29,857	13,160	675,888

At December 31, 2011	32,349	257,765	340,004	33,411	12,425	675,954

B.	Collateral

To secure its collateral and liabilities, the Company created first fixed and floating liens on its assets, (subject to the provisions of the Communications Law), in favor of the banks and its debenture holders.

C.	Credit acquisitions of property, plant and equipment

In the year ended December 31, 2011, credit for acquisitions of property, plant and equipment increased by NIS 19,218,000.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 8 – INTANGIBLE ASSETS, NET

	Costs of acquisition of subscribers	Software licenses	Total
	NIS thousands

Cost
Balance at January 1, 2010	223,130	152,745	375,875
Additions during the year	32,440	27,884	60,324
Disposals during the year	(1,816)	-	(1,816)
Balance at December 31, 2010	253,754	180,629	434,383
Additions during the year	21,240	39,950	61,190
Balance at December 31, 2011	274,994	220,579	495,573
Accumulated depreciation
Balance at January 1, 2010	187,166	121,666	308,832
Additions during the year	33,105	10,512	43,617
Disposals during the year	(835)	-	(835)
Balance at December 31, 2010	219,436	132,178	351,614
Additions during the year	34,692	15,040	49,732
Balance at December 31, 2011	254,128	147,218	401,346

Carrying amount
At January 1, 2010	35,964	31,079	67,043

At January 1, 2011	34,318	48,451	82,769

At December 31, 2011	20,866	73,361	94,227

In the year ended December 31, 2011, credit for intangible asset acquisitions increased by NIS 4,595,000.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 9 –BROADCASTING RIGHTS, NET OF RIGHTS EXERCISED

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Cost	621,199	600,385
Less - rights exercised	290,627	295,895
	330,572	304,490

NOTE 10 - BANK CREDIT

This Note includes information on the contractual conditions of the Company’s interest-bearing bank loans and borrowings.

Additional information about the Company's exposure to interest, currency CPI and liquidity risks appears in Note 29.

With respect to collateral and restrictions pertaining to credit and to financial covenants, see Note 27. At December 31, 2011 the Company is in compliance with the terms set out in the updated financing agreement.

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Short-term credit	441	85,735
Current maturities of bank loans	85,557	49,703
	85,998	135,438

Details of the loans:

The loans are repayable according to the settlement schedules set out in the Company’s financing agreement. The Company may change the loan tracks according to the terms of the financing agreement.

The loans are to be settled in the forthcoming years based on the following settlement schedules:

December 31,
2011
NIS thousands

2012	85,557
2013	112,560
2014	112,560
2015	112,559
423,236

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 11 – TRADE PAYABLES AND SERVICE PROVIDERS

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Open accounts	363,312	290,516
Notes and checks for repayment	45,986	65,255
	409,298	355,771

Including suppliers which are related and interested parties	119,055	19,400

For further information about suppliers that are related and interested parties, see Note 30 – Related and interested parties.

For the Company’s exposure to currency and liquidity risks for part of the trade balances, see Note 29 – Financial Instruments

NOTE 12 – OTHER PAYABLES

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Employees and institutions with respect to wages	30,743	27,050
Provisions for leave and convalescence pay	10,952	11,423
Interest payable for debentures	29,839	30,282
Deposits from customers, net	4,283	5,631
Institutions	39,061	41,540
Prepaid income	27,149	22,469
Others	20,491	26,556
	162,519	164,951

For information about the Company’s exposure to currency and liquidity risks for part of the payables balances, see Note 29 – Financial Instruments

NOTE 13 - PROVISIONS

December 31,
2011
NIS thousands

Balance at January 1, 2011	89,266
Provisions during the period	2,876
Provisions realized during the period	(349)
Provisions eliminated during the period	(34,977)
Effect of time lapse (linkage differentials)	(1,487)
Balance at December 31, 2011	55,329

During the normal course of business, various lawsuits were filed against the Company.

For information about the lawsuits and amounts of the exposure, see Note 20.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES

A.
On July 31, 2007, the Company issued debentures at a par value of NIS 620 million in a private issue to institutional investors. The debentures (Series A) were listed on the TACT-institutional system of the Tel Aviv Stock Exchange.

The debentures (Series A) are repayable in eight annual payments of principal and interest on July 5th of each of the years 2010 to 2017. The principal payments in each of the years 2010 to 2013 will be at a rate of 8% of the par value of the debentures, and the principal payments in each of the years 2014 to 2017 will be 17% of the par value of the debentures. The debentures (Series A) are linked to the CPI commencing on June 2007, and at the reporting date bear annual linked interest at a rate of 8.4%, payable in semi-annual payments in January and July of each of the years 2009-2017.

The Company did not undertake to list the debentures (Series A) on the TASE, however, if they are listed, the annual interest paid on them will be reduced to 7.4% from that date.

In addition, if the Company fails to comply with the terms set out in the financing agreement with the banks, and as a condition for the banks’ waiver of the breach, the Company will undertake to pay to the banks, for the bank credit, an additional margin on the bank interest, and if the debentures (Series A) are not listed at that time, then as long as the banks are paid the additional margin and the debentures (Series A) are not listed, the Company will pay the holders of the debentures (Series A) additional annual interest at the same rate.

Deed of Trust A stipulates that the Company may register first liens in favor of holders of additional debentures which it might issue and/or add them to liens in favor of the trustee without agreement from the trustee, provided that the ratio between the Company's total debt (after issue of the above debentures and including the proceeds) at the end of the quarter preceding the issue, and its EBITDA in the 12 months ending at the end of the last calendar quarter does not exceed 6.5.

Deed of Trust A stipulates standard events (such as insolvency proceedings, breach and exercise of liens on most of the Company's assets), which, should they occur, at the end of the warning period stipulated in the deed, will allow immediate call for repayment pursuant to the provisions in the deed of trust, and establishes the right to call for immediate payment if the bank guarantees are exercised or another debenture series is called for immediate repayment, if the balance for settlement exceeds the amount set out in the deed of trust.

B.
In November 2010 the Company raised NIS 450 million in a private issue of debentures (Series B) to institutional investors. The debentures (Series B) are registered and listed on the TACT-institutional system of the TASE (“the Debentures (Series B)”. S&P Maalot rated the debentures as ilA for the issuance.

In March 2011 the Company expanded the Debentures (Series B) by issuing additional debentures in the sum of NIS 117 million par value and in the sum of NIS 120 million. Maalot rated the issue of the Debentures (Series B) as ilA. Under the amendment to the Company's bank financing agreement 50% of the proceeds of the issue were designated for early repayment of part of the Company's long-term bank credit.

The Debentures (Series B) are repayable in seven annual payments of the principal, in November 2013 to 2019. The annual payments in each of the years 2013 through to 2017 will be at a rate of 14% of the par value of the Debentures (Series B), and the payment of the principal for each of the years 2018 and 2019 will be at a rate of 15% of the par value of the Debentures (Series B). The Debentures (Series B) are linked to the CPI commencing in September 2010, and bear annual linked interest at a rate of 5.85% (subject to various possible adjustments according to the terms of the Debentures (Series B)), which are payable in semi-annual payments in May and November of each of the years from 2011 through to 2019.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONT'D.)

B.	(cont'd.)

The terms of the Debentures (Series B) contain a mechanism so that if they are listed, the annual interest paid on them will be reduced by 0.5% from the later of the listing date or two years after issuance of the debentures, provided the debentures are listed for trading. In addition, if Bezeq provides the holders of the Debentures (Series B) with a guarantee, and as long as the Company's rating does not drop below ilAA or its equivalent in another rating company (the higher of the two), the annual interest will be increased by 0.5% if the rating is downgraded to ilBBB or its equivalent and an additional 0.25% interest will be paid for each notch on the rating scale during the period in which the downgraded rating remains in effect.

If Bezeq provides the holders of Debentures (Series B) with a guarantee, and as long as Bezeq's rating does not drop below the above rating, the interest additions, if any, will be canceled.

Deed of Trust (B) stipulates standard events which, should they occur (subject to the extension periods set out in the deed of trust), will allow immediate call for repayment of the debentures, subject to the provisions in the deed of trust. These events include the events set out in Deed of Trust A, with certain changes, including failure to deliver the financial statements to the trustee on the dates set out in the deed, a decrease in Bezeq’s holding in the Company below the minimum rate stipulated in the deed (provided the Company remains a private company), a merger with another company (except for with Bezeq or one of its subsidiaries), or the sale of most of its assets under conditions stipulated in the deed, cancellation of the broadcasting license or termination of communication activities, as well as non-compliance with the financial covenants set out in the deed, under which the Company is obligated to comply with a maximum debt/EBITDA ratio of 5.7%. At December 31, 2011 the Company was in compliance with this covenant. See further details in Note 27.

Under Deed of Trust B, the Company’s right to distribute dividends and repay them at the expense of shareholder loans is contingent on compliance with the financial covenants, based on the ratio between the total secured debt and its EBITDA (as defined in Deed of Trust B, and subject to the amendment period set out in the deed). In respect of repayment of shareholder loans, there is a further restriction whereby the repayment amount will not exceed the Company’s cumulative net profit from the beginning of 2011 onwards, with adjustments for the Company’s financing expenses for the shareholder loans, less repayments and distributions.

According to the provisions in Deed of Trust B, if Trustee B receives a guarantee from Bezeq for the Company’s liabilities to holders of Debentures (Series B), and the rating of Bezeq is not downgraded to lower than ilAA- or its equivalent in another rating company, whichever is higher, then from that date, the collaterals produced by the Company in favor of Trustee B will be cancelled, the restriction on expansion of the series and the issue of additional securities secured by these collaterals will be canceled, the restriction on repayment of shareholder loans and dividend distribution will be canceled, and a number of causes for immediate repayment available to Trustee B under Deed of Trust B will be canceled (in addition to the decrease in the annual interest rate as set out above).

Debentures (Series A) and Debentures (Series B) are each secured by a floating first lien, unlimited in amount, on all the Company’s assets (apart for exceptions pursuant to the Communications Law), as well as a fixed first lien of unlimited amount on the Company’s rights and assets, in favor of banks (other than exceptions as dictated by the provisions of the Communications Law). The first liens are equal (pari passu) to the liens in favor of holders of debentures (Series A) and the liens in favor of holders of debentures (Series B), and between them and the floating liens and the fixed lien created by the Company in favor of the banks to secure the bank credit. See Note 27.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONT'D.)

	December 31, 2011
	Nominal interest (%)	Repayment year	Par value	Carrying amount
			NIS thousands

Debentures A	8.4	2012-2017	521,052	600,944
Debentures B	5.85	2013-2019	566,959	577,356

Repayment dates

December 31, 2011
NIS thousands

2012	57,494
2013	139,197
2014	203,878
2015	203,878
2016	203,878
2017 onwards	378,954
1,187,277

For information about liens in respect of the debentures, see Note 27.

NOTE 15 – LOANS FROM SHAREHOLDERS

A.

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Balance of the loans based on their nominal terms:
Old shareholder loans (1)	2,306,939	2,249,570
New shareholder loans (2)
Loans received at 5.5% interest	411,047	379,929
Loans received at 11% interest	1,438,455	1,263,679
	4,156,441	3,893,178

Net – received loan amounts in excess of the fair value upon receipt, after cumulative reduction (at the effective interest rate) (3)	(1,478,525)	(1,592,792)
	2,677,916	2,300,386

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 15 – LOANS FROM SHAREHOLDERS (CONT'D.)

A.	(cont'd.)

(1)
The loans extended to the Company by its shareholders until July 10, 2002 (“the Old Shareholder Loans”), in the amount of NIS 2.307 million are linked to the known CPI, do not have a repayment date and do not bear interest.

(2)
Pursuant to the agreement between the shareholders and the Company from December 30, 2002, it was decided that the loans extended by some of the Company's shareholders from July 10, 2002 ("the New Shareholder Loans"), will have preference over the Old Shareholder Loans. In accordance with the agreement, the New Shareholder Loans will be eligible for full settlement by the Company before any dividend is distributed by the Company and/or the repayment of the Old Shareholder Loans extended to the Company by the shareholders, and subject to the Company's cash flows and liabilities under the agreements with the banks.

The New Shareholder Loans that were received before April 2003 are linked to the known CPI and bear annual interest at a rate of 5.5%, while the New Shareholder Loans that were received after this date, based on an amendment to the aforesaid agreement, are linked to the known CPI with the addition of annual interest at a rate of 11%. No repayment dates were set for the new loans as well.

(3)
The shareholder loans were included in the financial statements at their fair value at the time received. The fair value of the loans was determined according to the current value of the expected cash flows for repayment of the loans, taking into consideration the dates on which the shareholders may make an initial request for repayment of the loans (in accordance with the restrictions in the agreements with the banks and financial institutions), and the interest rates applicable to loans with similar risks upon receipt of the loans. The interest rate taken into account as aforesaid, which represents the effective interest rate for the loans, is 12%.

When a change in the terms of the loans results in a difference of over 10% in the discounted cash flows, the difference between the expected cash flows prior to the changes which are discounted at the interest rate on the date on which the loans were provided, and their discounted value at the interest rate on the date of the changes, is recognized in the financing item.

The difference between the current value of the new cash flows, which are discounted at the interest rate on the date of the change, and the old cash flows, which are discounted at the interest rate on the date of the change, is recognized in capital reserve under equity.

In 2007, as part of rating the debentures with the rating agency, the Company undertook to the rating agency (and to it alone) that it shall not make payment on account of the shareholder loans before the end of the life of the debentures (Series A).

The interest rate on the date of the change was determined in accordance with a professional opinion received by the Company from an external consultant, stating that the interest rate for discounting the interest-free shareholder loans is 15.63%, and the interest rate for discounting the shareholder loans bearing interest at a rate of 5.5% is 15.58%.

Based on these rates, the difference between the expected cash flows prior to the change which are discounted according to the 12% interest rate at the time the loans were received and their discounted value of 15.63% or 15.58% at the time of the change, accordingly, which amounted to NIS 213 million, was attributed to financing income.

The difference between the current value of the expected cash flows based on the new repayment dates and the current value of the cash flows which were expected based on the repayment dates prior to any change is discounted according to the interest rate at the time of the change, 15.63% or 15.58%, which amounted to NIS 348 million, was attributed to capital reserves.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 15 – LOANS FROM SHAREHOLDERS (CONT'D.)

A.	(cont'd.)

Following the issuance of the series B debentures, the Company’s right to distribute dividends and repay the shareholder loans was limited. See Note 14(B). This is not a material change in the terms as set out in section A, therefore it had no effect on the Company’s financial statements.

B.
In accordance with the agreement described in section 2 above, the shareholders that provided the new shareholder loans were awarded rights to receive additional shares in the Company or options exercisable into Company shares pro rata to their contributions.

Accordingly, the shareholders were allocated additional shares in the Company or options exercisable into Company's shares. The options are exercisable at any time and without additional consideration, and they are transferable as though they were shares, subject to the approval of the banks according to the financing agreements.

Exercise of the options allocated to Bezeq and changes in certain holdings in the Company are contingent on regulatory approvals. For the ruling regarding non-approval of the merger between Bezeq and the Company, see Note 1.

NOTE 16 – LONG-TERM TRADE PAYABLES

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Open debts	18,766	56,264

Open debts with related parties	16,681	54,264

The Company and Bezeq formulated a debt restructuring arrangement for the debt balance of NIS 31.5 million owed by the Company to Bezeq. Under the arrangement, the Company will repay the debt to Bezeq in 36 equal monthly installments plus interest at prime + 1.5%. In October 2010, an agreement was approved to defer part of the payments under this debt arrangement and also to defer payments that the Company owes Bezeq under the previous agreement between the Company and Bezeq. Under the agreement, 18 payments under the agreement and the 15 payments remaining under the previous agreement will be deferred for 18 months, where in the deferral period, the payments will bear annual interest of prime + 3%. The agreement may be terminated by prior notice under the provisions stipulated therein.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, termination benefits, short-term benefits and share-based payments.

The Company has defined benefit plans for post-employment benefits and it makes contributions to central severance pay funds and appropriate insurance policies.

The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law, 1963.

Regarding share-based payments see Note 18 – Share-based payments.

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Current value of obligations	11,797	11,891
Fair value of plan assets	(5,626)	(5,195)

Liability recognized for a defined benefit plan	6,171	6,696
Other liabilities	14,869	14,731
Total employee benefits	21,040	21,427
Presented under the following items:
Other payables	14,869	14,731
Long-term employee benefits	6,171	6,696
	21,040	21,427

Post-employment benefit plans – defined benefit plan

A.	Change in the current value of the defined benefit obligations

	2011	2010
	NIS thousands	NIS thousands

Balance of obligation in respect of a defined benefit plan at January 1	11,891	11,610
Current service cost	1,300	1,346
Financing expenses with respect to obligations	544	650
Actuarial gains (losses) recognized in other comprehensive income	(307)	85
Benefits paid according to the plan	(1,631)	(1,800)
Balance of obligation at end of year	11,797	11,891

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS (CONT'D.)

B.	Change in plan assets

	2011	2010
	NIS thousands	NIS thousands

Fair value of plan assets at January 1	5,195	6,011
Amounts deposited in the plan	649	929
Expected return on plan assets	256	353
Actuarial losses recognized in other comprehensive income	(387)	(1,450)
Benefits paid according to the plan	(87)	(648)
Fair value of plan assets at end of year	5,626	5,195

C.	Expense recognized in profit or loss

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Current service cost	1,300	1,346	1,015
Interest for obligation	544	650	503
Expected return on plan assets	(256)	(353)	(318)
	1,588	1,643	1,200

The expense is included in the following items in the statement of income:

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Cost of sales	715	738	558
Sales and marketing expenses	442	460	345
General and administrative expenses	143	148	112
	1,300	1,346	1,015

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS (CONT'D.)

D.	Actuarial gains and losses recognized directly in other comprehensive income

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Amount accrued at January 1	4,043	2,508	1,971
Amount recognized in the period	80	1,535	537
Amount accrued at December 31	4,123	4,043	2,508

E.	Main actuarial assumptions

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Discount rate at December 31	1.85	1.7	2.9
Future salary increases	2	2	3

Assumptions regarding future mortality are based on published statistics and mortality tables.

The expected long-term yield rate on the assets is 1.7%. This rate is based on the asset portfolio as a whole and not on the yield of the separate asset groups. The return is based exclusively on historical returns, without adjustments.

F.	Historical information

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Present value of the defined benefit obligation	11,797	11,891	11,610
Fair value of plan assets	(5,626)	(5,195)	(6,011)
Deficit in the plan	6,171	6,696	5,599

G.	Post-employment benefit plans – defined contribution plan

	Year ended December 31,
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Amount recognized as an expense in respect of a defined deposit plan	11,771	9,526	9,381

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 18 – SHARE-BASED PAYMENTS

In September 2008, 4,250,000 options of Bezeq were allocated to the CEO of the Company. The options are exercisable into Bezeq shares at an exercise price of NIS 5.24 per option (the exercise price at the allocation date, adjusted to distribution of dividends by Bezeq as from the allocation date). The fair value of all the options on the allocation date was NIS 10,280,000. The options will vest in three equal annual lots. Up to the reporting date, all three lots have vested.

A.	Number of Bezeq options

Number of options
2011
in thousands

Balance at January 1	4,250
Allocated during the period	-
Balance at December 31	4,250

B.	Additional details

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

The anticipated fluctuations were based on historical fluctuations of Bezeq’s share prices. The life of the options was determined on the basis of management estimates regarding the period of time the employees will hold the options, taking into consideration their positions at the Company and past experience. The risk-free interest rate was determined on the basis of NIS government bonds, with the time to maturity being equal to the expected life of the options.

The total expense recorded for the options in the year ended December 31, 2011, and attributed to administrative and general expenses in the statement of income amounted to NIS 889,000.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 19 – AGREEMENTS

1.	At December 31, 2011, the Company has agreements for the acquisition of broadcasting rights. In the year ended December 31, 2011, acquisition of these rights amounted to NIS 100 million.

2.	At December 31, 2011, the Company has agreements for the acquisition of channels. In the year ended December 31, 2011, expenses for use of channels acquired by the Company amounted to NIS 268 million.

3.
The Company has operational leasing contracts for the buildings it occupies. The primary lease expires in 2014, with an option to extend the lease for another five years. The rental fees are linked to the CPI. The Company also has several other leasing contracts for various periods.

The expected rent for the forthcoming years, calculated according to the rent on December 31, 2011, is as follows:

NIS thousands

2012	10,856
2013 to 2016	20,160

4.	Operating lease

A.
The Company has a number of operating lease agreements for periods of up to 36 months for the vehicles it uses. The balance of the contractual annual lease payments, calculated according to the payments in effect at December 31, 2011, is NIS 26 million.

B.
In 2009, the Company purchased several vehicles from a vehicle importer. This transaction is accounted for as an operating lease. The balance of the expected annual payments amounts to NIS 0.2 million.

5.
Royalties: In accordance with the terms of the license, the Company has a liability to pay royalties to the State of Israel, calculated on the basis of income from broadcasting services as described in the license.

In accordance with the Communications Regulations 2006, the rates of royalties applicable are as follows: 2009 – 1.5%, 2010 – 1%, 2011 – 1.75%, 2012 – 1.75%. Commencing 2013, the rates of royalties will revert to 1%.

6.
In accordance with the licensing requirements and decisions of the Cable and Satellite Broadcasts Council (“the Council”), for each of the years 2010, 2011 and 2012, the Company is required to invest no less than 8% of its income from subscription fees in local productions, where under the Communications Regulations and decisions of the Council, the Company is required to invest varying rates from these investment amounts in various types of local productions. According to these requirements, the Company is obliged to invest at least 50% of its total investment in local productions which are broadcast on channels which it does not produce (“external channels”), where in accordance with the Council’s decisions, in order to comply with this obligation, the Company needs to disconnect itself from the productions broadcast on the external channels. In December 2011 the Council decided, inter alia, to compel the Company to make up its shortfalls in local productions on channels owned by external producers between 2007 and 2011 in the amount of NIS 40 million between 2012 and 2016. In light of this decision, the Company will have to change its mix of local productions and the way in which it commissions them. DBS is also compensating for the investment shortfalls determined by the Council in certain categories.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 19 – AGREEMENTS (CONT'D.)

6.	(cont'd.)

In October 2011 the Council notified the Company that commencing 2012, its revenues from subscription fees which constitute a basis for calculation of its local production obligation, would be deemed to include all the payments made by its subscribers to receive broadcasts and services, including revenues from terminal equipment and its installation. In contrast, the policy so far implemented by the Council in respect of using the revenues from terminal equipment to calculate the local production obligation used to be conditional upon a mechanism based on the profitability of this revenue component, and in previous years, revenues from terminal equipment and its installation were not included as a basis for calculating local production. The Company will therefore have to increase the annual amount it invests in local productions.

7.
Agreement with NDS Limited ("NDS"): The Company entered into several agreements with NDS to acquire services in respect of the Company's encoding, broadcasting and receiving systems and hardware for these services.

In 2011 and 2010, the Company's payments to NDS amounted to NIS 34,782,000 and NIS 26,893,000, respectively.

8.
In August 2000, the Company entered into in a three-way contract to purchase decoders from Eurocom Marketing (1986) Ltd. ("Eurocom") and Advanced Digital Broadcast Ltd ("ADB"). Eurocom is an interested party of the Company.

In 2011 and 2010, the Company's payments to Eurocom for the purchase of decoders amounted to NIS 102 million and NIS 88 million, respectively.

The Company purchases HD Zapper decoders from another supplier under an agreement from August 2011.

9.
The Company entered into an agreement with Space Communications Ltd. ("Space") to receive space segment capacity. The agreements are not dependent on the use of specific space segments and Space’s ability to supply the service by means of other segments which meet the Company's requirements. The transaction is therefore presented as a transaction for the receipt of services. Space is an interested party in the Company.

In 2011 and 2010, the Company's payments to Space amounted to NIS 100 million and NIS 87 million, respectively.

10.
Zira Ltd. commenced operations in December 2011. The Company is one of Zira’s founders alongside additional companies operating in the television arena whose objective is to prevent the infringement of copyright in internet video content.

11.
In the past, the Company had agreements with one of these entities, the Union of Composers, Songwriters and Publishers of Israeli Music Ltd. ("ACUM"), whereby the sums of royalties paid to ACUM since 2003 are an advance payment on account of the royalties, at a rate based on the rate which HOT pays to ACUM, and these amounts would be paid until another agreement is reached with ACUM, inter alia, taking into account the agreement reached by HOT and ACUM in a dispute which arose between HOT and ACUM in connection with the total royalties to be paid to ACUM. Recently, further to an updated demand from ACUM for royalties, the Company and ACUM are negotiating in an attempt to resolve these disputes under an agreement which would settle the sum of the royalties to be paid to ACUM by the Company for the period between 2003 and 2010 as well as payment of royalties for the period between 2011 and 2016.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – CONTINGENT LIABILITIES

1.	Guarantees

To assure its obligations, the Company has made available collateral in the amount of NIS 41 million (including guarantees to the State of Israel in the amount of NIS 39 million).

2.	Legal claims

Various legal claims have been filed or are pending against the Company (in this section: Legal claims”).

In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 13) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the management of the Company, the additional exposure at December 31, 2011, owing to legal claims filed against the Company in various matters amounts to NIS 955,062,000. These amounts and all the amounts of the claims in this Note are before the addition of interest and linkage.

Below are details of the material contingent claims of the company at December 31, 2011, classified into groups with similar characteristics.
A.	Employee claims

During the normal course of business, collective and individual claims were filed against the Company by employees and former employees of the Company. These are claims which are primarily allegations of non-payment of salary components and delay in salary payment. At December 31, 2011, the total amount of these claims amounted to NIS 50,052,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, appropriate provisions amounting to NIS 2,545,000 have been included in the financial statements, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, claims were filed against the Company by its customers. These are mainly motions for certification of class actions and the ensuing claims concerning the alleged unlawful collection of payment and impairment of the services provided by the Company. At December 31, 2011, these claims amount to NIS 903,839,000. In the opinion of the management of the Company , based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 3,383,000, where provisions are required to cover the exposure resulting from such claims.

Of these claims, there are claims amounting to NIS 13,693,000, which cannot yet be estimated. These claims include the following:

On November 23, 2011 a motion for certification of a class action against the Company was filed in the Central District Court in the sum of NIS 13,618,000. According to the applicant, where customers have not settled their debts and the matter has been transferred to external lawyers, the Company collects excessive and unrealistic “collection expenses” in contravention of the law. The application requests, inter alia, declaratory orders and orders instructing the Company not to collect more than is permitted plus monetary compensation.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – CONTINGENT LIABILITIES (CONT'D.)

2.	Legal claims (cont'd.)

B.	Customer claims (cont'd.)

On February 23, 2012, the court approved a joint motion of the parties for approval of a procedural hearing in which the Company will file its response to the motion for approval by June 21, 2012, and the applicant will be permitted to file its response to the response by August 8, 2012. A pretrial was set for September 6, 2012.

After the balance sheet date a court approved a settlement for two class actions where the claim totaled NIS 171,980,000.

C.	Supplier and communication provider claims

During the normal course of business, various legal claims have been filed against the Company by suppliers which supply the Company with goods and/or services. The main claim was filed for alleged damage caused to a supplier as a result of the Company's negligence.

At December 31, 2011, these claims amounted to NIS 1,171,000. The financial statements include appropriate provisions amounting to NIS 28,000, where provisions are required to cover the exposure resulting from such claims.

NOTE 21 – EQUITY

A.	Share capital

The equity consists of ordinary shares of NIS 1 par value each, as follows:

	December 31,	December 31,
	2011	2010
	Nmber of shares and amount in NIS

Issued and paid up share capital	29,896	29,896
Registered capital	39,000	39,000

B.	Option warrants for shareholders

See Note 15(B).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 22 – COST OF REVENUES

	Year ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	148,746	148,545	132,172
Content costs	277,505	350,688	295,608
Utilized broadcasting rights	147,116	168,799	180,826
Use of space segments	85,278	89,990	94,228
Depreciation and amortization	220,180	237,260	200,679
Car allowance	26,601	25,409	19,055
Royalties	17,438	10,944	13,581
Other	105,304	97,213	105,952
	1,028,168	1,128,848	1,042,101

NOTE 23 – SALES AND MARKETING EXPENSES

	Year ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	41,662	29,805	27,913
Advertising	61,846	67,624	60,897
Marketing consultation	1,662	1,729	1,603
Car allowance	8,561	8,786	7,921
Depreciation	34,829	32,165	20,862
Other	4,177	3,093	3,116
	152,737	143,202	122,312

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 24 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	57,073	54,347	45,490
Share-based payment	889	2,460	5,295
Professional consultation and fees	11,107	10,100	7,738
Rental and maintenance fees	13,983	13,181	12,727
Depreciation	21,384	15,307	12,662
Provisions for doubtful and bad debts	1,933	805	1,764
Subcontractors (mainly for system maintenance)	20,661	20,462	19,648
Other	16,006	15,899	12,481
	143,036	132,561	117,805

NOTE 25 - FINANCING EXPENSES, NET

Recognized in profit or loss

	Year ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Income from interest on bank deposits	(981)	(316)	(77)
Change in fair value of financial assets at fair value through profit and loss	(5,378)	(351)	(5,518)
Other financing income	(16,804)	(8,646)	(2,752)
Financing income recognized in profit and loss	(23,163)	(9,313)	(8,347)

Expenses for shareholder loans	263,263	228,464	258,183
Expenses for discounting of shareholder loans	114,266	90,035	42,190
Change in fair value of financial assets at fair value through profit and loss	4,250	7,244	4,558
Interest expenses for financial liabilities measured at reduced cost	114,649	127,544	124,189
Expenses for linkage differences	31,283	19,449	29,343
Expenses from exchange rate changes	6,221	277	3,253
Other financing expenses	12,588	27,070	16,557
Financing income recognized in profit and loss	546,520	500,083	478,273

Net financing expenses recognized in profit and loss	523,357	490,770	469,926

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 26 – INCOME TAX

A.	Income tax expense components

	Year ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Current tax expense
For the current period	1,128	1,188	972
In respect of preceding years	-	-	(227)
	1,128	1,188	745

B.	Deferred tax assets and liabilities

At the balance sheet date, the Company has losses and deductions for inflation of NIS 4.8 billion for tax purposes carried forward to the next year (in 2010, NIS 4.6 billion).

Loss balances and deductions carried forward to the next year are linked to the CPI until the end of 2007.

The deductible temporary differences and tax losses do not expire under current tax legislation. The Company does not create deferred tax assets since it is not probable that future taxable profit will be available against which it can utilize the benefits.

C.	Tax assessments

The Company has final tax assessments up to and including 2005 and tax assessments that are considered as final up to 2007.

NOTE 27 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES

A.	The Company’s secured liabilities and collateral are as follows:

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Debentures	1,178,300	1,087,035
Borrowings from banks	423,677	606,248
Guarantees	41,302	40,319

B.	To secure these liabilities and collateral, the Company recorded floating liens on all its assets, and fixed liens on certain assets (subject to the restrictions imposed by the Communications Law).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 27 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONT'D.)

C.
The terms of loans and credit facility that the Company received from banks (NIS 535 million at December 31, 2011) impose restrictions on liens or the sale of certain assets, the receipt of credit from banks and others (without the prior approval of the lending bank), the distribution of a dividend, the repayment of shareholder loans, transactions with interested parties, changes in the shareholding ratio of shareholders, the Company's compliance with its various licenses, the purchase of securities by the Company and the establishment of a subsidiary, and the issuance of shares or other securities of the Company.

The parameters for compliance with the financial covenants are measured quarterly. Non-compliance with the financial covenants confers on the banks the right to demand early settlement of the loans received by the Company.

Under the financing agreement, the Company is obligated to comply with the minimum debt coverage ratio between its cash balances (cash deposits, securities available for sale plus the unused balance of the short-term bank credit facility), plus the Company's pre-financing surplus (the total sum of net cash from its current operations in the past four quarters, net of the total amount of cash used for investment activity in the same four quarters based on the cash flow report), and total principal returns and interest payments (the total sum repayable in the four quarters following the quarter under investigation, on account of the long-term bank credit and of the debentures (Series A) and the debentures (Series B). The targets of the covenant increase gradually until 2013, while at December 31, 2011, the target of the covenant was a minimum debt coverage ratio of 1.05. At December 31, 2011, the Company was in compliance with this covenant (a minimum debt coverage ratio of 1.55).

Furthermore, the Company must comply with a maximum and minimum supplier credit covenant which is measured on the basis of the liabilities to suppliers and service providers for the period commencing at the start of said calendar year and ending at the end of the measured quarter. The target of the covenant is that supplier credit is not to fall below NIS 300 million and not to exceed NIS 500 million (the maximum target will not include supplier credit of interested parties in the amount of NIS 100 million as long as the credit from suppliers which are not interested parties does not exceed NIS 500 million). At December 31, 2011, the Company was in compliance with this covenant (supplier credit amounted to NIS 428 million).

D.
Deed of Trust B determines that the Company has to comply with a maximum debt / EBITDA ratio of 5.7. At December 31, 2011, the Company was in compliance with this covenant (its debt / EBITDA ratio was 2.86).

NOTE 28 - FINANCIAL RISK MANAGEMENT

A.	General

The Company is exposed to the following risks from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk (including currency and interest risks)

This Note describes the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes in respect of risk management and measurement.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 28 - FINANCIAL RISK MANAGEMENT (CONT'D.)

B.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from debt balances of trade receivables.

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

Market risk is the risk that changes to market prices such as exchange rates and interest rates will impact the Company's revenues or the value of its holdings in financial instruments. The objective of market risk management is to manage and supervise the exposure to market risks under standard parameters, by maximizing the risk yield.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS

A.	Credit risk

(1)	Exposure to credit risk

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit loss at the reporting date is described in the table below:

	December 31,	December 31,
	2011	2010
	NIS thousands

Trade receivables	159,596	168,847
Other receivables	7,167	7,994
	166,763	176,841

(2)	Aging of debts and impairment losses

	December 31,	December 31,
	2011	2010
	NIS thousands NIS thousands

Not past due	154,211	166,200
Past due up to one year	8,749	10,106
Past due one to two years	4,788	2,925
Past due more than two years	6,390	5,233
	174,138	184,464
Less provision for doubtful debts	(7,375)	(7,700)
Total	166,763	176,764

(3)	Changes in provision for doubtful and bad debts:

	December 31,	December 31,
	2011	2010
	NIS thousands NIS thousands

Balance at January 1	7,700	9,013
Decrease	(325)	(1,313)
Balance at December 31	7,375	7,700

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONT'D.)

B.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including interest payments. This aging does not include the impact of netting agreements.

	December 31, 2011
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest - overdraft	441	441	441	-	-	-	-
Credit from banks at variable interest – long-term loan	86,334	97,392	12,558	13,123	25,220	46,491	-
Credit from banks at fixed interest	343,017	393,446	36,062	55,655	106,607	195,122	-
Debentures, including accrued interest	1,208,140	1,556,143	42,633	99,850	219,217	776,955	417,488
Loans from shareholders	2,677,916	4,156,469	-	-	-	-	4,156,469
	4,315,848	6,203,891	91,694	168,628	351,044	1,018,568	4,573,957

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONT'D.)

B.	Liquidity risk (cont'd.)

	December 31, 2010
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest – on call	85,735	85,735	85,735	-	-	-	-
Credit from banks at variable interest – long-term loan	156,154	164,127	11,508	152,619	-	-	-
Credit from banks at fixed interest	364,358	424,460	29,229	28,845	78,227	288,159	-
Debentures, including accrued interest	1,117,317	1,635,507	40,368	96,130	136,791	459,126	903,092
Loans from shareholders	2,300,387	3,893,207	-	-	-	-	3,893,207
	4,023,951	6,203,036	166,840	277,594	215,018	747,285	4,796,299

Derivative financial liabilities:
Forward exchange contracts, net	2,929	2,929	2,929	-	-	-	-

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONT'D.)

C.	CPI and foreign currency risks

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows:

	December 31, 2011
	Unlinked	CPI-linked	In foreign currency or foreign currency linked (mainly USD)	Non-monetary items	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Current assets
Cash and cash equivalent	13,325	-	-	-	13,325
Trade receivables	159,128	-	468	-	159,596
Other receivables	7,165	2	-	853	8,020
Total current assets	179,618	2	468	853	180,941
Current liabilities
Borrowings from banks	85,999	-	-	-	85,999
Current maturities for debentures	-	57,494	-	-	57,494
Suppliers and service providers	277,987	7,004	124,307	-	409,298
Other payables	23,749	40,238	16,054	27,149	107,190
Provisions	49,372	5,957	-	-	55,329
Total current liabilities	437,107	110,693	140,361	27,149	715,310
Non-current liabilities
Debentures	-	1,120,806	-	-	1,120,806
Bank loans	337,679	-	-	-	337,679
Shareholder loans	-	2,677,916	-	-	2,677,916
Long-term payables	16,681	2,085	-	*	18,766
Total non-current liabilities	354,360	3,800,807	-	-	4,155,167
Surplus liabilities over assets	611,849	3,911,498	139,893	26,296	4,689,536

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONT'D.)

C.	CPI and foreign currency risks (cont'd.)

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows: (cont'd.)

	December 31, 2010
	Unlinked	CPI-linked	In foreign currency or foreign currency linked (mainly USD)	Non-monetary items	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Current assets
Trade receivables	164,889	-	3,958	-	168,847
Receivables and debt balances	7,983	2	9	3,156	11,150
Total current assets	172,872	2	3,967	3,156	179,997
Current liabilities
Borrowings from banks	135,438	-	-	-	135,438
Current maturities for debentures	-	56,062	-	-	56,062
Suppliers and service providers	243,135	-	112,636	-	355,771
Other payables	62,092	77,452	2,938	22,469	164,951
Total current liabilities	440,665	133,514	115,574	22,469	712,222
Non-current liabilities
Debentures	-	1,030,973	-	-	1,030,973
Bank loans	470,810	-	-	-	470,810
Shareholder loans	-	2,300,387	-	-	2,300,387
Long-term payables	54,264	-	-	-	54,264
Total non-current liabilities	525,074	3,331,360	-	-	3,856,434
Surplus liabilities over assets	792,867	3,464,872	111,607	19,313	4,388,659

(2)	CPI and material currencies:

	December 31,	December 31,	Change (%)	Change (%)
	2011	2010	2011	2010

CPI in points	115.97	113.51	2.16	2.7
USD exchange rate per 1 USD	3.821	3.549	7.7	(6.0)
Euro exchange rate per 1 Euro	4.938	4.738	4.2	(12.9)

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONT'D.)

D.	Interest rate risk

Types of interest of the Company's interest-bearing financial instruments:

	Carrying amount	Carrying amount
	2011	2010
	NIS thousands	NIS thousands

Fixed-interest instruments
Other receivables	-	77

Financial liabilities	4,199,234	3,751,781

Variable-interest instruments
Financial liabilities	86,775	241,889

E.	Fair value compared to carrying amount

The carrying amount of assets and liabilities correspond with or are close to their fair values.

Fair value of financial assets and liabilities which are not stated at fair value are as follows:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Bank loans	423,235	405,664	520,512	521,904
Debentures, including accrued interest	1,208,140	1,138,728	1,117,317	1,293,986

	1,631,375	1,544,392	1,607,547	1,815,890

See Note 4 regarding the basis for determining fair value.

The interest rates used to discount estimated cash flows, where applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and in 2011 ranged from 7.3% to 10.8% (in 2010, 5.5% to 6.62%%).

F.	Derivative financial instruments

The Company has limited involvement in derivative financial instruments. The Company contracts such transactions to hedge its cash flows. See details in Note 29B.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONT'D.)

G.	Sensitivity analysis

Below are sensitivity analyses for changes in the main market risks where changes will alter the values of assets and liabilities and affect the Company's net profit and equity.

(1)	Sensitivity to changes in the CPI

The Company has financial instruments that are sensitive to changes in the CPI such as debentures and customer deposits. The sensitivity analysis of 5% and 10% refers to the rate of deviation from an inflation assessment of 2% per year, based on the Inflation Target Center at the Bank of Israel.

Sensitivity analysis at December 31, 2011

Deviation rate from inflationary target	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(3,903)	(1,951)	1,951	3,903

Sensitivity analysis at December 31, 2010

Deviation rate from inflationary goal	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(7,343)	(3,671)	3,671	7,343

(2)	Sensitivity analysis of changes in the US dollar exchange rate

The Company has financial instruments that are sensitive to changes in the US dollar exchange rate such as trade payables and forward transactions. The sensitivity analysis of 5% and 10% refers to the rate of change in the exchange rate.

Sensitivity analysis at December 31, 2011

Change in NIS/USD exchange rate (in NIS)	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(13,687)	(6,844)	6,844	16,687

Sensitivity analysis at December 31, 2010

Change in NIS/USD exchange rate (in NIS)	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(1,612)	(806)	806	1,612

(3)	Sensitivity to changes in interest rates

The Company has financial instruments that are sensitive to changes in interest rates such as financial liabilities to banks. The sensitivity analysis of 5% and 10% refers to the rate of change in the interest rate.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONT'D.)

G.	Sensitivity analysis (cont'd.)

(3)	Sensitivity to changes in interest rates (cont'd.)

Sensitivity analysis at December 31, 2011

Rate of change in the interest rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(5,052)	(2,543)	2,579	5,194

Sensitivity analysis at December 31, 2010

Rate of change in the interest rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(5,169)	(2,599)	2,628	5,287

NOTE 30 – TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A.	Transactions with interested and related parties

	December 31,
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Revenues (1)	1,446	1,165	12,196
Cost of revenues (2)	98,729	101,251	112,576
Administrative and general expenses	2,075	2,376	1,855
Financing expenses	384,074	320,032	302,303
Salary and benefits for interested parties employed by the Company (3)	3,682	5,802	8,367

(1)	The revenues consist primarily of revenues for the sale of content to an interested party.

(2)	The expenses consist primarily of space leasing costs from an interested party, and the cost of operating Bezeq Online’s call center (see Note 19).

(3)
The Company's CEO participates in an options plan for shares in the parent company (see Note 18). In addition, on August 11, 2008, the Company's board of directors approved an annual bonus plan for its CEO for 2009 and 2010, based on compliance with certain goals defined in the plan.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 – TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES (CONT'D.)

B.	Balances with related parties

	December 31, 2011	December 31, 2010
	NIS thousands	NIS thousands

Shareholder loans (see Note 15)	2,677,916	2,300,387
Current liabilities	119,055	73,664
Non-current liabilities	16,681	54,253
Receivables and debt balances	1,944	77

C.	Additional details

(1)	The Company has an agreement for the import and maintenance of digital satellite decoders from a company that is an interested party (see Note 19).

The cost of purchase and maintenance of the decoders amounted to NIS 102 million (in 2010 – NIS 88 million).

(2)	For information about the options allocated to the Company's shareholders, see Note 15B.

NOTE 31 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE

A.
In January 2012 the Knesset Economics Affairs Committee approved the Broadcasting via Digital Broadcasting Stations Bill, 2011 (a government bill submitted following a government decision) for second and third readings. Under the bill, the DTT setup will be expanded within 24 months from publication of the law or by December 31, 2013, the earlier of the two. The bill will add, inter alia, a radio channel containing regional and national radio channels, an educational channel if requested, an additional channel for HD broadcasts by the Broadcasting Authority, if requested, a designated channel if requested (while at present there are two designated channels – one designated Russian-language channel and one designated Israeli music and Mediterranean music channel to which a designated Arabic-language channel is expected to be added, if and when it is launched). However, the broadcasts of a designated channel in addition to the five designated channels will be subject to the existence of capacity available for this purpose. Any of the above-mentioned channels may be added upon payment of a distribution fee. The Minister of Communications, after consultation with Council of the Second Channel and with the Council, may order the addition of up to three additional “topical” channels dedicated to specific topics which would be selected gradually in a tender, so that each “topical” channel would be aired one year after its predecessor started broadcasting, upon payment of a distribution fee. From January 1, 2014 the operation of the DTT setup will be transferred from the Second Authority to a public body, statutory corporation or government company which is not a broadcaster and does not supervise television or radio broadcasts. This body would be appointed by the Minister of Communications and Minister of Finance and approved by the government. At the reporting date, the bill has not yet been submitted for second and third readings in the Knesset.

An increase or variation in the number of channels to be distributed via this setup is likely, in the opinion of the Company, to increase the capability of the setup to offer substitutes for DBS's services and this is liable to cause material harm to its revenues.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 31 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE (CONT'D.)

B.
Under the Company's agreement with Space, the Company is obligated to use 13 space segments but it may temporarily cease the use of one segment, and each party may trigger the resumption of use thereof (once a year). At the reporting date, the Company uses 12 space segments since it is exercising its above right to halt use of the 13th segment. In February 2012 Space notified the Company that its use of the 13th segment would be resumed as of January 1, 2013.

C.
On December 13, 2010, a motion for certification of a class action against the Company was filed at the Tel Aviv-Jaffa district court in the amount of NIS 600 million. The plaintiff alleges that the Company violated its obligations to its customers by failing to air broadcasts which it is obligated to air under the terms of its basic package, it removed channels without approval, it breached its obligation to invest in elite genres and breached obligations regarding the broadcasting of advertisements, promos and marketing and commercial content. At October 30, 2011, a motion was filed in court for approval of a settlement agreement.

On January 9, 2012, the parties filed a motion for a ruling in the case. On February 26, 2012, the Attorney-General submitted that the settlement was not to be approved because it contains flaws which give rise to the fear that it is not appropriate, fair and beneficial to the members of the class and that it violates the purposes of the Class Action Law, including deterrence against breaking the law and the granting of appropriate relief to those harmed by its breach. On February 27, 2012, the court handed down a ruling whereby the parties will have to respond to the submission of the Attorney-General within 15 days. A hearing of the motion for approval of the settlement agreement was set for April 4, 2012.

D.
In February 2012, the Law, Information and Technology Authority ("ILITA") in the Ministry of Justice notified the Company after a hearing conducted by the parties that as of March 14, 2012, the Company is obligated to terminate the use for marketing purposes of information regarding subscribers who leave the Company as of February 29, 2012, unless it has obtained informed, specific and separate consent from said subscribers. ILITA noted that any use which fails to comply with this condition would be a prima facie breach of the provisions of the Privacy Protection Law, 1981. In respect of subscribers leaving the Company up to February 29, 2012, ILITA announced that the Company would be permitted to make one-off use for marketing purposes of information about them until May 2012.

NOTE 32 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the date of approval of the financial statements, the Company’s board of directors does not have an incumbent chairman. Consequently, on March 5, 2012, the Company’s board of directors authorized Ms. Rinat Gazit, a director in the Company, to serve as chairman of the board of directors’ meeting convened to approve and to sign the Company’s financial statements at December 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNET GOLD – GOLDEN LINES LTD.

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

By:	/s/ Ehud Yahalom
Ehud Yahalom
Principal Financial Officer

Dated: April 30, 2012