Form 20-F
period 2012-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2013-04-24
CIK 1090159

•
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Ordinary Shares, par value NIS 0.01 per share …………19,203,186
(as of December 31, 2012)

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

Yes ☐                      No ☒

INTRODUCTION

We are a leading communications group in Israel. Our shares are listed on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange, or TASE. Our subsidiaries are B Communications Ltd. (formerly known as 012 Smile.Communications Ltd.) and Goldmind Media Ltd. (formerly known as Smile.Media Ltd.). As used in this annual report, the terms “we,” “us” and “our” mean Internet Gold - Golden Lines Ltd. and its subsidiaries, “B Communications” means B Communications Ltd., “SP1” means B Communications (SP1) Ltd., “SP2” means  B Communications (SP2) Ltd., Goldmind means Goldmind Media Ltd., “Eurocom Communications” means Eurocom Communications Ltd., “Bezeq” means Bezeq - The Israel Telecommunications Corp., Ltd.; “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” or “YES” (the trade name for DBS) means DBS Satellite Service (1998) Ltd. Bezeq, Pelephone, Bezeq International and DBS are sometimes referred to as the Bezeq Group in this annual report.

On April 14, 2010, our principal subsidiary, B Communications, completed the acquisition of the controlling 30.44% interest in Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications) for an aggregate cash purchase price of approximately NIS 6.5 billion. In accordance with the terms of the transaction, effective as of the closing of the acquisition, B Communications designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors, which numbers 13 directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition. As of April 22, 2013 B Communications owned 30.97% of Bezeq’s outstanding ordinary shares.

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

Effective as of January 1, 2009, we adopted International Financial Reporting Standards, IFRS, as issued by the International Accounting Standards Board, or the IASB, replacing the previous reporting standard which was generally accepted accounting principles in the United States, or U.S. GAAP. Accordingly, beginning January 1, 2009, we have prepared our consolidated financial data according to IFRS as issued by the IASB. Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards was January 1, 2008. Comparative data of our financial statements has been restated to retrospectively reflect the adoption of IFRS. Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels and are translated into U.S. dollars at the representative rate of exchange at December 31, 2012 (NIS 3.733 = $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

TABLE OF CONTENTS

Page

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
B.	Business Overview	19
C.	Organizational Structure	68
D.	Property, Plants and Equipment	69
ITEM 4A.	UNRESOLVED STAFF COMMENTS	69
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	69
A.	Operating Results	69
B.	Liquidity and Capital Resources	82
C.	Research and Development, Patents and Licenses	103
D.	Trend Information	103
E.	Off-Balance Sheet Arrangements	103
F.	Tabular Disclosure of Contractual Obligations	104
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	104
A.	Directors and Senior Management	104
B.	Compensation	106
C.	Board Practices	106
D.	Employees	111
E.	Share Ownership	112
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	112
A.	Major Shareholders	112
B.	Related Party Transactions	113
C.	Interests of Experts and Counsel	121
ITEM 8.	FINANCIAL INFORMATION	121
A.	Consolidated Statements and Other Financial Information	121
B.	Significant Changes	129
ITEM 9.	THE OFFER AND LISTING	129
A.	Offer and Listing Details	129
B.	Plan of Distribution	130
C.	Markets	130
D.	Selling Shareholders	130
E.	Dilution	130
F.	Expense of the Issue	131

PART I

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                 KEY INFORMATION

    A.     Selected Financial Data

Effective as of January 1, 2009, we adopted International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB, replacing the previous reporting standard which was generally accepted accounting principles in the United States, or U.S. GAAP. Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB. Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards was January 1, 2008.

The tables below as of and for the five years ended December 31, 2012 set forth selected consolidated financial data, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 appear in this annual report.

Consolidated Statement of Income Data:

	Year Ended December 31,
	2008	2009	2010	2011	2012	2012
	(NIS in millions, except share and per share data)					($ in millions, except share and per share data)

Revenues	1,167	1,243	8,732	11,376	10,278	2,753
Depreciation and amortization	117	99	2,295	2,984	2,367	634
Salaries	184	171	1,500	2,122	1,986	532
General and operating expenses	741	811	3,711	4,468	3,997	1,070
Other operating expenses	(6)	2	(3)	323	(1)	-
	1,037	1,083	7,503	9,897	8,349	2,236
Operating income	130	160	1,229	1,479	1,929	517
Finance expense	139	134	716	1,077	995	266
Finance income	(27)	(132)	(327)	(497)	(582)	(156)
Finance expense, net	112	2	389	580	413	110
Income after financing expenses (income), net	18	158	840	899	1,516	407
Share of losses in equity-accounted investee	–	–	235	216	245	66
Income before income tax	18	158	605	683	1,271	341
Income tax	22	58	385	653	555	149
Net income (loss) for the year	(4)	100	220	30	716	192
Income (loss) attributable to owners of the Company	(18)	62	(209)	(266)	(38)	(10)
Income (loss) attributable to non-controlling interest	14	38	429	296	754	202
Net income (loss) for the year	(4)	100	220	30	716	192
Basic earnings (loss) per share.	(0.85)	3.39	(11.11)	(13.56)	(1.97)	(0.53)
Diluted earnings (loss) per share	(0.89)	3.39	(11.23)	(13.60)	(2.01)	(0.54)

Statements of Financial Position:

	December 31,
	2008	2009	2010	2011	2012	2012
	(NIS in millions)					($ in millions)

Cash and cash equivalents	86	1,350	404	1,447	764	205
Total assets	1,901	2,846	24,320	25,259	22,804	6,109
Total current liabilities	424	1,009	4,305	4,787	4,906	1,314
Non-current liabilities	885	1,144	12,304	16,231	14,413	3,861

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

Period	Average

Year ended December 31, 2008	3.586
Year ended December 31, 2009	3.923
Year ended December 31, 2010	3.732
Year ended December 31, 2011	3.579
Year ended December 31, 2012	3.733

Period	High	Low

November 2012	3.952	3.810
December 2012	3.835	3.726
January 2013	3.791	3.714
February 2013	3.733	3.663
March 2013	3.733	3.637
April 2013 (through April 21)	3.633	3.618

On April 22, 2013, the representative rate of exchange was NIS 3.629= $1.00 as published by the Bank of Israel.

        B.       Capitalization and Indebtedness

Not applicable.

        C.       Reasons for the Offer and Use of Proceeds

Not applicable.

        D.       Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ordinary shares could decline and you could lose all or part of your investment.

Risks Related to the Business of Bezeq

Bezeq’s competition from other telecommunications providers and recent and potential changes in the competitive environment and communications technologies could adversely affect its business and our results of operations.

Competition in the voice, cellular, Internet services and television broadcast markets in Israel is intensifying.  In the last year, competition in the telecommunications industry, particularly in cellular telephony, has intensified with the entry of the new operators, Golan Telecom Ltd., or Golan Telecom, and Hot Mobile Ltd. (previously known as Mirs Communications Ltd.), or Hot Mobile, and with comprehensive service packages and communications packages being offered by our competitors at fixed prices with unlimited use. This has led to lower prices and higher customer churn rates, which in turn has affected the Bezeq Group's results. In an effort to lessen the impact of these developments on their performance, the Bezeq Group companies are taking measures to streamline their operations and improve the services they provide to differentiate themselves from their competitors;  however, there are no assurances that these efforts will be successful.

In addition to the entrance of new competitors, competition among the existing communications groups in Israel is intensifying.  Four main groups, consisting of companies under common or joint control, hold a significant amount of the communications market in Israel today: the Bezeq Group, the IDB group, the Partner Communications Company Ltd., or Partner, group, and the HOT Telecom, or HOT, group. This competition can make it difficult for the Bezeq Group to attract new customers and retain existing customers, thereby increasing churn levels. Increased competition, tiered offerings that include lower priced entry level products and special promotions and discounts for customers who subscribe for service packages (packages containing various communications services such as telephony, Internet and broadcast services) from the Bezeq Group may contribute to increased average revenue per unique customer, or ARPU, but would likely reduce the Bezeq Group’s ARPU on a per-service basis for each service included in a package of services.

Bezeq expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry. Recently, the availability of service packages has accelerated with the transition to technologies based on IP protocol, which promotes technology convergence between the different communications systems and with the start of penetration of integrated products enabling various communications solutions on the same communications device (e.g. cellular and fixed-line telephony services in one handset).  At present, joint service packages consisting of different communications services of the companies in each communications group are being offered. The marketing of joint service packages enables the communications groups to offer customers packages  that are generally more attractive than individually priced services.  We believe that the Bezeq Group is subject to stricter limitations than those which apply to the other communications groups, including among other things structural separation limitations and a limitation on marketing "joint" service packages.  Also, technological developments and falling equipment prices could enable other operators to provide services similar to those provided by the Bezeq Group at much lower costs.

These trends may accelerate at such time as a retail market develops, which will allow mobile virtual network operators, or MVNOs, that do not own infrastructures to offer full end-to-end service bundles (including infrastructure) to their customers.  Following the Israeli government's decision to encourage competition in the cellular market, nine or more MVNO licenses have been granted to date to virtual operators. To the best of our knowledge, only three of the recipients of MVNO licenses currently provide services: Rami Levy Cellular Communications Ltd., or Rami Levy, Alon Cellular Ltd., or Alon Cellular and Home Cellular Ltd.

On May 2, 2012, the Ministry of Communications published a policy document with respect to the expansion of competition in the fixed-line communications - wholesale market, which adopted the key recommendations of a committee appointed by the Israeli Ministers of Communications and Finance, or the Hayek Committee, for significant regulatory reforms in the Israeli communications market.  For more information on the regulatory changes see Item 4B “Business Overview” under “Changes in the Regulatory Environment - Competition Policy of the Ministry of Communications.”

Fixed-Line Telephony.  Competition in providing fixed-line telephony service is intense, with providers introducing substantial price reductions over the years. We believe that competition in this market will increase due to the low barriers to entry primarily as a result of regulations permitting new service providers who receive a license to provide telephony services using voice over internet protocol, or VoIP, or voice over broadband, or VoB, technology over the infrastructure network owned by either Bezeq or HOT (the end user will still need to purchase access to the infrastructure network directly from Bezeq or HOT).  As a result of the wholesale market implementation, the VoB service providers may be entitled to procure the access to the network infrastructure by itself. The Ministry of Communications requires the various telephony service providers to provide interconnection access in return for payment of an “interconnection fee” set by the Ministry. Competition may also increase following the commencement of operations by the proposed Israeli Electric Corporation, or IEC, joint venture, if successful, and as the result of the policy to develop a wholesale market in telecommunications services.

Cellular services have exacerbated the competitive pressures that Bezeq faces as a fixed-line telephony operator. In addition, increasing use of alternative communications technologies may continue to negatively affect Bezeq’s fixed-line call usage volumes and subscriber growth. As new competitors and new technologies enter the market and prices decrease in line with the downward pressure on telephony prices, Bezeq’s fixed-line telephony business may become less profitable and experience a decline in revenues and market share.

 Broadband Internet Infrastructure Access.  Bezeq’s principal competitor in high-speed broadband Internet infrastructure access service market is HOT, which is the sole cable operator in Israel.  In addition, Bezeq  faces competition from mobile operators as they are increasingly able to utilize a combination of progressively powerful handsets and high bandwidth technologies, such as universal mobile telecommunications system, or UMTS and, potentially, long-term-evolution, or LTE, technology. Further, the Israeli Ministry of Communications has issued regulatory instructions in an attempt to create a wholesale market for broadband Internet infrastructure access which would allow service providers to provide services to their customers by using Bezeq’s infrastructure.  Competition may also increase following the proposed creation of a public-private joint venture between the government-owned IEC and a private company to be selected in a tender procedure, which, if successful, will use the electric transmission and distribution network in Israel owned by IEC to provide wholesale products to telecommunication services providers, and thus compete with Bezeq and HOT in the wholesale market as well as providing such services directly to large business customers. Bezeq expects competition, including price competition, from HOT, new startups and other companies to increase in the future and we cannot assure you that the joint service packages and other measures that Bezeq has introduced in response to these developments will be successful in attracting and retaining customers.

Cellular Services.  The cellular market in Israel is characterized by saturation and a very high penetration level in excess of 100%. Until 2012, four companies operated in Israel's cellular communications market. During 2012, a number of other cellular operators began to operate. The entry of the new operators led to intensified competition, resulting in higher churn rates among the existing operators, a significant decrease in tariffs and consequently a decrease in profits. Pelephone's principal competitors, Cellcom, Partner and Hot Mobile (since February 2012), also provide Internet access services and domestic communications, and they market diverse joint service packages. Pelephone also faces increased competition from Golan Telecom, which launched its services at the same time as HOT Mobile, and MVNOs that provide cellular services under their own brand using the network infrastructure of another service provider. In addition, the Ministry of Communications has granted a special license to a few of the new operators to conduct a marketing experiment that will examine the provision of domestic telephony services using (VoIP over Cellular, or VoC, technology. VoC services may provide an alternative to traditional cellular services or virtual mobile networks, offering an easier and more cost efficient services. If the VoC marketing experiment is successful and the Ministry of Communications grants licenses to offer VoC service, demand for cellular services may be reduced, which would negatively impact revenues and profits from that segment.

International telephony. The international telephony market in Israel is characterized by a high degree of competition. At the end of 2012, there were eight companies offering international direct dialing services to private and business customers in Israel. Changes in licensing policy and the expanded use of VoIP technology have significantly reduced the barriers of entry into this market. In addition, during 2012, cellular operators began to offer international direct dial services as part of the unlimited packages they offered.  Bezeq expects competition in this market, including price competition, to increase in the future.

Pay Television. The Israeli television market is characterized by a very high penetration rate and an increasing emphasis on new television technology, in particular digital, high-definition, or HD, and interactive television services such as video on demand, or VOD, requiring high-bandwidth and bi-directional distribution platforms. In the multi-channel television market, DBS has only one competitor, HOT. Other factors also have an impact on competition in the market, including the availability of free-to-air digital terrestrial television, or DTT channels and the increasing availability of video content that may be offered through the Internet. In addition, we believe that the implementation of certain regulatory changes may have an impact on competition in the market, including the expansion in the number of free-to-air DTT channels.

Competition can make it difficult to attract new customers and retain existing customers, thereby increasing churn levels, and may lead to increased price pressure. There can be no assurance that the Bezeq Group will be able to continue to compete successfully against its current or future competitors in any of its businesses. Bezeq’s failure to do so could have a material adverse effect on its business, financial condition and results of operations.

Bezeq operates in a highly regulated telecommunications market which limits its flexibility in managing its business and may materially and adversely affect our results of operations.

The Bezeq Group operates in a highly regulated industry in Israel, which limits its flexibility in managing its business efficiently. The Bezeq Group is subject to government supervision and regulation relating to, among other things, its operations, licensing, determining permitted areas of activity, determining tariffs, competition, environmental matters, payment of royalties (zero rate as of 2013), obligation to provide universal service, ability to hold its shares, relationships between Bezeq and its subsidiaries and in certain events, prohibitions against terminating or restricting its services (which may force Bezeq to provide services at a loss).

The Ministry of Communications has recently taken active steps to increase competition in the fixed-line and cellular telecommunications industries, including providing licenses to MVNOs and eliminating termination fees that operators can charge, except in limited circumstances, and beginning in January 2013 prohibiting the linkage between the price of services or benefits of the cellular contract and the terms of purchasing handsets. The Ministry of Communications has also introduced a policy for the establishment of a wholesale market for fixed telephony and broadband Internet infrastructure access pursuant to which certain limitations on structural separation and bundling of products may be reduced, but Bezeq would also be required to provide access to its network infrastructure to other service providers on a wholesale basis. The price for such access would be determined based on a commercial agreement between Bezeq and any such service provider, but the Israeli Minister of Communications will be entitled to intervene in the determination of the terms or the price that have been agreed or that is sought by Bezeq if it should find that such price is either unreasonable or could harm the competition, or if the parties have been unable to enter into a commercial agreement. Should the wholesale market develop, certain requirements for structural separation and bundling of products that apply to Bezeq and HOT may be lifted, and thus competition in the broadband Internet infrastructure access market may increase significantly, which could negatively affect Bezeq’s  results of operations.

Historically, the Bezeq Group was required to make certain royalty payments to the State of Israel in connection with its broadband and fixed-line services domestic license, DBS’s broadcast license, Pelephone’s cellular license and Bezeq International’s international long distance telephony services. Although these royalty payments decreased in recent years and were reduced to zero in January 2013, there is no assurance that the Ministry of Communications and Ministry of Finance would not reinstate or increase them in the future, which could have a material effect on the Bezeq Group’s results of operations.

The pervasive supervision and regulation has at times led to the intervention of the State of Israel. Bezeq’s business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications as well as changes in laws, regulations or government policy affecting its business activities. Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that Bezeq expects and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to Bezeq’s business and results of operations.

Bezeq’s tariffs for its services are subject to government control, which harms its ability to compete and results in an erosion of its tariffs, which adversely affects its business.

Bezeq’s tariffs for its services are subject to government control. Some of these tariffs are stipulated in regulations and these regulations also stipulate a formula for updating tariffs. Bezeq is restricted in its ability to give discounts on its principal services and to offer differential tariffs. Further, alternative payment packages, which should provide an immediate alternative to the regulated tariffs, are currently subject to certain conditions which often render the alternative payment package option moot. The foregoing factors harm Bezeq’s ability to compete and results in an erosion of its tariffs, which adversely impacts its business.  Under the policy document that was published by the Ministry of Communications on May 2, 2012, the Ministry has the power to set the price at which Bezeq sells its services to license holders. The application of low prices for such services may adversely affect Bezeq's revenues and profits.

Bezeq is subject to restrictions on intercompany relations with affiliated companies, which harms its ability to compete and adversely affects its business.

Bezeq’s general license for fixed-line communication services obligates it to ensure that its relationships with its principal subsidiaries do not result in favoring them over their competitors. Bezeq is also subject to various limitations as a result of its declaration as a monopoly in the fixed line services business, as well as limitations set forth in merger approvals granted by the Israeli Antitrust Commission. Separation is required between the managements of Bezeq and its principal subsidiaries, as well as separation between the financial and marketing systems, assets and employees, which result in high administrative overheads. Bezeq is also subject to limitations with respect to the offering of joint service packages with those companies, which adversely impacts its business, particularly in light of the entry into the market of communications companies competing directly with Bezeq in most of its areas of operation based on the provision of bundled services to the customer.

Actual and alleged health risks related to cellular network sites and mobile telecommunication devices could have a material adverse effect on Pelephone’s business, operations and financial condition.

A number of studies have been conducted to examine the health effects of cellular phone use and network sites, and some of these studies have been construed as indicating that radiation from cellular phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from cellular network sites, cellular handsets and other cellular telecommunication devices may raise various health concerns.  On May 31, 2011, the World Health Organization's International Agency for Research on Cancer (IARC) announced that radiofrequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans.

Several lawsuits have been filed against cellular operators and other participants in the cellular industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from sites, handsets and other cellular telecommunications devices, including lawsuits against Pelephone, which were settled during 2012 with no material expenses incurred in such settlements.

Pelephone takes steps to ensure that the levels of radiation emitted by these transmission facilities, equipment and devices do not exceed the levels of radiation permitted in the directives of the Israeli Ministry of Environment Protection (levels adopted in accordance with international standards). However, health risks may be found to exist and transmission sites or devices and equipment may emit more radiation than that allowed in radiation standards, causing a risk to health, which may have an adverse effect on our business and could result in a reduction in the use of cellular services, difficulty in renting sites, claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that Pelephone deposited with the planning authorities pursuant to the Planning and Building Law. Pelephone’s third-party liability insurance policy does not currently cover electromagnetic radiation.

The Bezeq Group may face difficulties in obtaining some of the building and environmental permits required for the establishment and operation of its network sites, which could have an adverse effect on the coverage, quality and capacity of its network.

Bezeq, mainly with respect to its Pelephone cellular operations, is subject to the Israeli Non-Ionizing Radiation Law, 5766-2006, or the Radiation Law, which regulates the emission of electromagnetic radiation from broadcast facilities. The Radiation Law prohibits, among other things, the erection or operation of a source of radiation in contravention of any applicable permit and the erection or operation of a source of radiation without a permit. After receiving a written warning from the authorities, failure to remedy a violation will subject the permit holder to criminal prosecution on a strict liability basis. Pelephone is constantly working to obtain or renew permits to set up and operate its various broadcasting installations; however, the policies maintained by the various relevant entities and amendments to applicable statutes and standards could adversely impact the infrastructure of such installations and the regularity of the services using the infrastructure. As a result, Bezeq’s revenues from these services could be adversely affected.

In addition, the establishment and operation of cellular antennas are subject to building permits from various planning and building committees, a process that involves a number of approvals from Israeli state entities and regulatory bodies. The foregoing may impair the quality and capacity of Bezeq’s and Pelephone’s existing networks and the deployment of new networks.

To promote compliance Bezeq has established procedures for the erection, operation and measurement of sources of non-ionizing radiation that was approved by its Board of Directors. Bezeq has also assigned an officer to oversee implementation of the compliance procedure. Periodic reports on the status of sources of radiation are submitted to Bezeq’s chief executive officer and to its Board of Directors.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on Bezeq’s business.

Cyber-attacks or other breaches of network or information technology, or IT, security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt Bezeq’s systems and operations.  In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years.  To date, neither we nor the Bezeq Group have been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.  However, we expect that Bezeq’s inability to operate its facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other telecommunications providers.  The potential liabilities associated with these events could exceed the insurance coverage Bezeq maintains.

The Bezeq Group accumulates, stores and uses data in the ordinary course of its operations that is protected by data protection laws. Although the Bezeq Group takes precautions to protect subscriber and employee data in accordance with the applicable Israeli privacy requirements, it may fail to do so and certain subscriber and employee data may be leaked or otherwise used inappropriately. Violation of data protection laws may result in fines, loss of reputation and subscriber churn and could have an adverse effect on the Bezeq Group’s business, financial condition and results of operations.

Bezeq’s growth prospects depend on a continued demand for fixed-line telephony, Internet, cellular and pay television services.

The use of Internet, cellular and pay television services in Israel has increased sharply in recent years making Israel one of the most highly penetrated countries for such services in the world. The Bezeq Group  has benefited from this growth and its growth and profitability depend, in part, on a continued demand for these services and fixed-line telephony services in the coming years. If demand for the Bezeq Group’s current services and products does not increase, its business, financial condition and results of operations could be adversely affected.

Bezeq’s systems and operations are vulnerable to damage or interruption, which could expose it to material risk of loss or litigation.

Bezeq provides services using various infrastructure systems that include exchanges, transmission, data communication and access systems, cables and computerized systems. Any failure to manage the growth and complexity of Bezeq’s networks could lead to a degradation of service and network disruptions that could harm its reputation and result in a loss of subscribers. If any part of the Bezeq Group’s infrastructure, including its IT systems, becomes subject to a flood, fire, other natural disaster, terrorism, acts of war, a computer virus, a power loss, material bugs in software or other catastrophe or unauthorized access, its operations and customer relations could be materially adversely affected. Although some of Bezeq's systems have backup, damage to some or all of these systems, whether due to a technical fault or natural disaster, could cause extreme difficulties in providing services. If the Bezeq Group were to experience a breakdown of equipment or technology that it cannot timely repair, it might lose subscribers.

Pelephone’s operations in the cellular market are exposed to losses in the event of malfunctions in the networks that it operates, terminal equipment that it sells, including various property risks and liabilities. Pelephone’s cellular information systems are networked throughout Israel through designated communications lines and via the Internet, and its cellular business is highly dependent upon these systems. Wide-scale malicious harm or malfunction might adversely affect Pelephone’s cellular business and financial results. Also, Pelephone’s cellular communications network is deployed around the country through network core sites and antenna sites and its cellular business is totally dependent upon these systems. Damage caused by natural or other disasters, war or damage to the switching farm and/or servers used by Pelephone for its core cellular activities could have an adverse effect on its business and results of operations. Pelephone’s cellular business uses two frequency ranges: 850 MHz and 2100 MHz. These frequencies are exposed to interruptions which could impair the service quality of the networks that Pelephone operates.

Any catastrophe or other damage that affects the Bezeq Group’s networks could result in substantial uninsured losses. In addition, disaster recovery, security and service continuity protection measures that the Bezeq Group companies have, or may in the future undertake, and their monitoring of network performance, may be insufficient to prevent losses.

Additionally, although no incidents have occurred in numbers that are statistically significant, the Bezeq Group’s networks and other technical equipment has been and may continue to be subject to occasional malfunctions due to material bugs in software or technical shortcomings or imperfect interfaces with equipment in private homes, the networks of other operators or its own networks or with other surrounding equipment. The Bezeq Group might incur liabilities or reputational damages as a result of such malfunctions.

Pelephone’s assigned frequency may not easily support the implementation of new technologies, which could have an adverse effect on Pelephone’s competitive position in the cellular market.

In certain situations the 850/2100 MHz frequencies available to Pelephone may not easily support the implementation of new technologies emerging in the cellular communication sector, which could make it difficult for Pelephone to implement them. This would have an adverse effect on Pelephone's competitive status, since the other licensees have other frequencies available to them, some of which may support those technologies, while obtaining new frequencies may be difficult. Furthermore, Pelephone’s frequencies are exposed to interference and could impair service quality of networks operated by Pelephone. The factors that could cause interference include among other things, the fact that the 850 MHz frequency is also used for terrestrial television broadcasts, and by television stations broadcasting in the Middle East (mainly in Cyprus), which use could cause interference in Pelephone’s networks.

Bezeq and its subsidiaries are parties to legal proceedings, which could result in them being ordered to pay significant sums.

Bezeq and its subsidiaries are parties to legal proceedings, including class actions, which could result in them being ordered to pay significant sums, the amount of which cannot be estimated. Class action claims can reach large amounts due to the large amount of consumers of Bezeq’s services and a claim that relates to a minor loss for a single consumer can become a material claim for Bezeq if it is certified as a class action applicable to all consumers or a significant portion of them. In addition, since Bezeq provides communications infrastructure as well as billing services to other licensees, parties suing those licensees in other class actions may also try to involve Bezeq as a party to such proceedings.

The market in which Bezeq operates is characterized by material capital investments in infrastructure and subscriber equipment and changing technology, which imposes a heavy financial burden on Bezeq and its capital expenditures may not generate a positive return.

The market in which Bezeq operates is characterized by material capital investments in infrastructure and subscriber equipment and changing technology. The frequent technological changes in infrastructure and terminal equipment and the intense competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy cost. The development of new technologies can render existing technologies obsolete, resulting in the need for large monetary investments in order to retain a competitive position. Bezeq’s future success will depend on its ability to develop and introduce, on a timely and cost-effective basis, new infrastructure and subscriber equipment that keep pace with technological developments. If Bezeq is unable to respond promptly and effectively to changing technology, it will be unable to compete effectively in the future and its business could be adversely affected.  No assurance can be given that the Bezeq Group’s  recent or future capital expenditures will generate a positive return or that it will have adequate capital available to finance such future upgrades. If the Bezeq Group is unable to, or elects not to, pay for costs associated with expanding or upgrading its networks, or making other capital expenditures, its growth and competitive position could be materially adversely affected.

The Bezeq Group’s brands are subject to reputational risks.

The Bezeq Group’s brands are well-recognized in Israel. The companies in the Bezeq Group, including Bezeq International, Pelephone and DBS have developed their brands through extensive marketing campaigns, website promotions, customer referrals, and the use of sales forces and dealer networks.  The Bezeq Group’s brands represent a material and valuable asset.

Although the Bezeq Group companies try to manage their brands, we cannot guarantee that such brands will not be damaged by circumstances that are outside their control or by third parties with a resulting negative impact on the Bezeq Group’s activities.

Bezeq’s results of operations are subject to market risks such as currency fluctuations, inflation in Israel and the general economic environment and financial condition of the capital market in Israel and worldwide.

Bezeq’s results of operations are subject to market risks such as currency fluctuations, the general economic environment, inflation in Israel and the financial condition of the capital market in Israel and worldwide. Bezeq measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. In addition, Bezeq is exposed to inflationary changes in Israel as well as to market risks associated with changes to the interest rates relating to its borrowings.

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

Market and financial stability and the strength of the economy in Israel and worldwide have recently been subject to great volatility and led to a global economic slowdown. Although global economic conditions have begun to stabilize or improve, if the local market weakens, Bezeq’s business results could be harmed and its revenues may decrease. Recently, the general economic and capital market conditions in the EMEA region, including Israel, and other parts of the world have undergone significant turmoil. In addition, general market volatility has resulted from uncertainty about sovereign debt and fear that the governments of countries such as Greece, Portugal, Spain, Ireland and Italy may default on their financial obligations. Furthermore, continued hostilities in the Middle East and recent tensions in North Africa could adversely affect the Israeli economy.  If these conditions continue or become worse, Bezeq’s future cost of debt and access to the capital markets could be adversely affected.

Negative developments in, or the general weakness of, Israel’s economy, in particular increasing levels of unemployment, may have a direct negative impact on the spending patterns of retail consumers, both in terms of the products they subscribe for and usage levels. Because a substantial portion of our revenue is derived from residential subscribers who may be impacted by these conditions, it may be (i) more difficult to attract new subscribers, (ii) more likely that certain of our subscribers will downgrade or disconnect their services and (iii) more difficult to maintain ARPUs at existing levels. In addition, we can provide no assurances that a deterioration of the economy will not lead to a higher number of non-paying customers or generally result in service disconnections. Therefore, a weak economy and negative economic development may jeopardize our growth targets and may have a material adverse effect on Bezeq’s business, financial condition and results of operations.

A significant portion of Bezeq Group’s workforce is represented by labor unions, and the companies in the Bezeq Group could incur additional costs or experience work stoppages as a result of the negotiation of their labor contracts or organizing activities.

As of December 31, 2012, a significant portion of the employees of the Bezeq Group is represented by the New General Federation of Workers, or the Histadrut.  In December 2006, a special collective agreement was signed between Bezeq, its workers’ representatives and the Histadrut, regulating the labor relations in Bezeq following its privatization.

Pelephone received a notice from the Histadrut in September 2012, that it constitutes a representative workers union of Pelephone employees.  On November 26, 2012, Pelephone received a notice from the Histadrut of a strike beginning December 10, 2012, due to its alleged failure to recognize the Histadrut as a representative organization and its refusal to conduct negotiations on a collective agreement, as well as wage-related demands and employee dismissal issues.  On January 7, 2013, Pelephone notified the Histadrut that it recognized it as the representative organization for Pelephone and the parties began to negotiate a collective labor agreement. The negotiating process may cause labor unrest and harm Pelephone's on-going activity. The collective labor agreement may limit management flexibility and impose additional costs on Pelephone.

The Bezeq Group depends on hardware, software and other providers of outsourced services, who may discontinue their services or products, seek to charge prices that are not competitive or choose not to renew their contracts.

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. In certain cases,  substantial investments have been made in the equipment or software of a particular supplier, making it difficult to quickly change supply and maintenance relationships in the event that the initial supplier refuses to offer favorable prices or ceases to produce equipment or provide the support that the Bezeq Group requires. Further, in the event that hardware or software products or related services are defective, it may be difficult or impossible to enforce recourse claims against suppliers, especially if warranties included in contracts with suppliers have expired or are exceeded by those in Bezeq’s contracts with its subscribers, in individual cases, or if the suppliers are insolvent, in whole or in part. In addition, there can be no assurances that the Bezeq Group will be able to obtain the hardware, software and services it needs for the operation of its business, in a timely manner, at competitive terms and in adequate amounts.

The Bezeq Group’s ability to renew its existing contracts with suppliers of products or services, or enter in to new contractual relationships, upon the expiration of such contracts, either on commercially attractive terms, or at all, depends on a range of commercial and operational factors and events, which may be beyond its control. The occurrence of any of these risks could create technical problems, damage the Bezeq Group’s reputation, result in the loss of customer relationships and have a material adverse effect on its business, financial condition and results of operations.

The Bezeq Group may be subject to claims of intellectual property infringement, which could have an adverse impact on its businesses or operating results.

The Bezeq Group is subject to the risk of intellectual property rights claims against it. The Bezeq Group has and may receive in the future claims of infringement or misappropriation of other parties’ proprietary rights, particularly creative rights with respect to DBS’s broadcasted programs or Pelephone's music streaming. In addition to claims relating to broadcasts on channels DBS owns, it may be subject to intellectual property infringement claims with respect to programs broadcast on foreign channels that it carries. Successful challenges to DBS’s rights to intellectual property could require DBS to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question. This could require a change in business practices and limit the ability to provide customers with the content that they expect. If DBS is required to take any of these actions, it could have an adverse impact on its businesses or operating results.

Even if the claims of intellectual property infringement are without merit, defending against the claims can be time-consuming and costly and divert management’s attention and resources away from its businesses. Israeli law relating to intellectual property contains provisions allowing the owner of an intellectual property right to apply the Israeli courts to grant various enforcement measures and other remedies, such as temporary and permanent injunctive relief, a right to confiscate infringing goods and damages. If any of these claims succeed, the Bezeq Group  may be forced to pay damages or may be required to obtain licenses for the infringing product or service and may incur liabilities or reputational damages as a result thereof. If the Bezeq Group cannot obtain all necessary licenses on commercially reasonable terms, it may be forced to stop using or selling the products and services, which could adversely affect its ability to provide certain services and products.

Operating in the Israeli domestic fixed-line communications segment has major entry and exit barriers.

Operating in the domestic fixed-line communications segment requires receipt of the appropriate domestic carrier licenses. Traditionally, the main entry barrier to this segment arose from the need for heavy investment in technological infrastructure and in surrounding systems until obtaining economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. In recent years, these traditional entry barriers to Bezeq's segments of operation have lessened considerably as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulation granted to new competitors, the mandatory obligation to allow the use of Bezeq’s (and Hot’s) infrastructures and services, and the ability to use existing networks, including Bezeq's network, by competing communications carriers or those destined to compete with Bezeq.

The regulation of competition in VoB-based telephony, which enables telephony services to be provided based on a broadband infrastructure of another operator without need for an independent line telephony infrastructure (and in the future, if it becomes possible, competition based on dividing the network into sections and wholesale sale of services), significantly reduces the size of investment required from those competing with Bezeq, thereby making entry barriers to the segment much lower.

The main exit barriers relate to the commitment of Bezeq incorporated in its license to provide its services universally (to the entire public in Israel) and to a defined quality, its subordination to the provisions of the Communications Order (Determination of Essential Service Provided by “Bezeq” The Israel Telecommunication Corp. Limited), 5757-1997, or the Communications Order, the regulations accompanying the Israeli Communications Law (Telecommunications and Broadcasting), 1982 or the Communications Law, the provisions  of Section 13A of the Communications Law relating to emergency operation, Bezeq’s commitment to those of its employees who are employed under collective agreements, long-term agreements with infrastructure suppliers, the large investments requiring the passage of time before seeing a return and Bezeq’s commitment to the repayment of long-term loans taken to finance the investments.

If DBS is unable to obtain attractive programming on satisfactory terms for its pay television services, the demand for these services could be reduced, thereby lowering revenue and profitability.

The success of DBS’s services depends on access to an attractive selection of television programming from content providers. The ability to provide movie, sports and other programming, including VOD content, is a major factor that attracts subscribers to pay television services, especially premium services.

DBS relies on digital programming suppliers for a significant portion of its programming content and VOD services.  It may not be able to obtain sufficient high-quality programming from third-party producers for our digital cable television services on satisfactory terms or at all in order to offer compelling digital cable television services. Further, there can be no assurance that the local content that DBS provides will continue to be successful. The inability to obtain high-quality content may also limit DBS’s ability to migrate customers from lower priced packages to higher tier programming, thereby inhibiting its ability to execute its business strategy. Any or all of these factors could result in reduced demand for, and lower revenue and profitability from, DBS’s satellite broadcast services.

Risks Related to Our Company

We and B Communications have a substantial amount of debt, which could restrict our financing and operating flexibility and have other adverse consequences; our ability to repay our debt may be affected by Bezeq’s distribution policy and the amount of dividends we receive from Bezeq.

To facilitate the funding of its acquisition of the controlling interest in Bezeq, B Communications entered into two financing agreements under which it received loans in a total principal amount of NIS 5.1 billion, of which NIS 2.6 billion (approximately $0.7 billion) was outstanding at December 31, 2012. As of April 22, 2013, the financing agreements include certain financial covenants, including, among other things, the requirement that Bezeq maintain certain minimum shareholders equity and minimum ratio of shareholders’ equity. In addition, B Communications’ wholly-owned subsidiary that directly holds the Bezeq interest must maintain a minimum ratio of debt to EBITDA and a debt service coverage ratio. The Bezeq shares that were acquired and all of the rights and assets  of such subsidiary (except for 29,662,168 ordinary shares of Bezeq that were acquired in 2011 and such additional Bezeq shares that may be acquired in the future)  have been pledged to the lenders as security under the loan agreements. In addition, B Communications has pledged the entire equity of the subsidiary established to acquire the Bezeq shares. Our ability to repay our debt and B Communications’ ability to repay its debt may be affected by Bezeq’s distribution policy and the amount of dividends received from Bezeq. If we and B Communications are unable to meet our debt obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments and our consolidated indebtedness, see Item 5.B “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

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

We, B Communications and other members of the Eurocom group are subject to a control permit for holding the controlling interest in Bezeq.  Failure to comply with this permit or other regulatory provisions relating to the control of Bezeq may result in the revocation of the control permit and our rights with respect to our Bezeq interest would be adversely impacted, which would materially and adversely affect our business and financial position.

As part of the acquisition of the controlling interest in Bezeq, we, B Communications, B Communications (SP2) Ltd., or SP2, B Communications (SP1) Ltd., or SP1 and other members of the Eurocom group were granted a permit to control Bezeq, pursuant to the Communications Law and the Communications Order. The control permit includes several conditions, including, among others, the requirement that SP2 be controlled exclusively by the other parties to the control permit and that the parties to the control permit hold not less than 30% of any type of means of control of Bezeq and SP2. In February 2011, Israel’s Prime Minister and Minister of Communications, or the Ministers, permitted such percentage to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of stock options by Bezeq employees.  In addition, the control permit requires that a certain percentage of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order. The control permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in us and B Communications. If we, B Communications or any other member of the Eurocom group subject to the control permit fails to comply with the terms of the control permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

If we do not maintain control of Bezeq we may be deemed to be an “investment company” under the Investment Company Act of 1940, which could materially and adversely affect our business.

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

If we were to no longer maintain the control of Bezeq, we could, among other things, be required either (i) to change substantially the manner in which we conduct our operations to avoid being subject to the Investment Company Act or (ii) to register as an investment company. An investment company that is organized under the laws of a foreign country may not register as an investment company, or publicly offer its securities through interstate commerce in the United States, unless the company applies to the Securities and Exchange Commission, or the SEC, for an order permitting the company to register under the Investment Company Act, and to make a public offering in the United States. The SEC may issue an order granting the application if it finds that, by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of the Investment Company Act against the issuer, and further finds that granting the application is otherwise consistent with the public interest and the protection of investors.

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

We may fail to maintain effective internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control over financial reporting, and our management is required to assess and issue a report concerning our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.

Beginning in the 2010 second quarter, we began consolidating Bezeq’s financials results into our financial statements following our acquisition of the controlling interest in Bezeq. Commencing with our management report on internal control over financial reporting for the year ended December 31, 2011, our management report on internal control over financial reporting must include an assessment with of Bezeq’s internal control over financial reporting. Prior to our acquisition of the controlling interest, Bezeq was not subject to Section 404 of the Sarbanes-Oxley Act. We may in the future identify a material weakness in Bezeq’s internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Relationship with Eurocom Communications Ltd.

Because Eurocom Communications controls substantially all the voting power of our ordinary shares, investors will not be able to affect the outcome of all shareholder votes.

Eurocom Communications beneficially owned 78.97% of our outstanding ordinary shares, as of April 22, 2013.  For as long as Eurocom Communications has a controlling interest in our company, it, Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Eurocom Communications, and the controlling shareholder of Eurocom Communications will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders that require a simple majority, including the power to elect all of the members of our board of directors (except outside directors, within the meaning of Israeli law) and will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Because the interests of Eurocom Communications and Mr. Elovitch may differ from the interests of our other shareholders, actions taken by Eurocom Communications with respect to us may not be favorable to our other shareholders.

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

Conflicts of interest may arise between B Communications, Eurocom Communications and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest between B Communications, Eurocom Communications and us could arise include, but are not limited to, the following:

•
Cross officerships, directorships and share ownership. The ownership interests of our directors in our ordinary shares could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to the nature, quality and cost of services rendered to us by Eurocom Communications and B Communications, disagreements over the desirability of a potential acquisition opportunity or employee retention or recruiting. In addition, Eurocom Communications may take an opportunity for itself or preclude us from taking advantage of a corporate opportunity; and

•
Intercompany transactions. From time to time, Eurocom Communications, B Communications or other companies within the Eurocom group may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of our independent directors or a committee of disinterested directors and in some instances a vote of shareholders, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties. For more information about intercompany transactions, see Item 7B. “Major Shareholders and Related Party Transactions - Related Party Transactions.”

Risks Related to Our Ordinary Shares

Our share price has been volatile and may decrease  in the future.

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

We may be treated in the future as a “passive foreign investment company,.” which could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and may cause a reduction in the value of such shares. A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property; and cash is considered to be an asset that produces passive income. If we are classified in the future as a passive foreign investment company for U.S. federal income tax purposes, highly complex rules would apply to U.S. shareholders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon.

To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future. Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may materially affect our business, financial condition and results of operations.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. As a foreign private issuer listed on the NASDAQ Global Select Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this annual report, or asserting U.S. securities law claims in Israel.

We are incorporated in Israel and all of our executive officers and directors named in this annual report reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, all of our assets and most of the assets of our executive officers and directors and some of the experts named in this annual report are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

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

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Ministers in order to acquire the controlling interest in Bezeq. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding “means of control” in that corporation or in another corporation, and including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an office holder holding 25% of our means of control is presumed to confer significant influence. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders, including Israeli shareholders and shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are limited. Moreover, with respect to certain listed share swap transactions, the tax deferral is limited in time, and when the time expires, tax then becomes payable even if no actual disposition of the shares has occurred. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares. For additional discussion about some anti-takeover effects of Israeli law, see Item 10B. “Additional Information - Memorandum and Articles of Association” and Item 10E. “Taxation -Israeli Tax Considerations.”

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from those under Delaware law.

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer of the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

ITEM 4.                 INFORMATION ON THE COMPANY

A.           History and Development of the Company

We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd. In June 1999 we changed our name to Internet Gold - Golden Lines Ltd. We are a public limited liability company under the Israeli Companies Law 1999 and our shares are traded on the NASDAQ Global Select Market and TASE. Our registered offices and principal place of business are located at 2 Dov Friedman Street, Ramat Gan 52503, Israel, and our telephone number is +972-72-924-0000. Our address on the Internet is www.igld.com.The information on our website is not incorporated by reference into this annual report on Form 20-F.

We are a leading communications group in Israel. Our principal subsidiary, B Communications, is the controlling shareholder of Bezeq (TASE: BZEQ), Israel’s largest telecommunications provider. Since B Communications’ initial public offering in October 2007, its ordinary shares have been listed on the NASDAQ Stock Market (symbol: BCOM) and the TASE, and since January 1, 2011 its ordinary shares are listed on the NASDAQ Global Select Market. We currently own 79.94% of the ordinary shares of B Communications. B Communications maintains a website at www.bcommunications.co.il . The information on B Communications’ website is not incorporated by reference into this annual report on Form 20-F.

We began providing Internet access services in 1996, and began offering broadband services in 2001 and traditional voice services in 2004.  As part of our internal restructuring in 2006, we transferred our broadband and traditional voice services businesses, which we refer to in this annual report as the legacy communications business, to B Communications (formerly named 012 Smile. Communications), and our media operations to Goldmind Ltd. (formerly named 012 Smile.Media). During 2010 and 2011 we sold all of our media assets.

Acquisition of the Controlling Interest in Bezeq

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for a purchase price of approximately NIS 6.5 billion in cash and became the controlling shareholder of Bezeq. The Bezeq interest was directly acquired by an indirect wholly-owned subsidiary of B Communications.  In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s 13 person Board of Directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began reporting the consolidated results in our 2010 second quarter earnings release. As of April 22, 2013, B Communications holds a 30.97% ownership interest of Bezeq.

Bezeq is the principal provider of communications services in Israel. Bezeq and its subsidiaries implement and provide a broad range of telecommunications operations and services, including domestic fixed-line, cellular, Internet services, international communication services, multi-channel television, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (such as network endpoint services). Bezeq, which was established as a government company in 1980, became a public company in 1990 and its shares are traded on the TASE and included in the TA-25 Index.

Below are details of the ownership interest in Bezeq at December 31, 2012 and at March 31, 2013, and on a fully diluted basis at April 22, 2013, assuming the exercise of all options granted to employees and managers of the Bezeq Group at April 22, 2013.

	On an outstanding basis		With full dilution
Shareholders	At December 31, 2012	At March 31, 2013	at April 22, 2013 (1)

B Communications (2)	30.97%	30.97%	30.19%
Public	69.03%	69.03%	69.81%

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

(2)	Including shares held directly by B Communications and its wholly-owned subsidiary.

In addition to our ownership of Bezeq shares as described above, a total of 4,000,000 ordinary shares of Bezeq are jointly held by Mr. Shaul Elovitch, our controlling shareholder, and his brother Mr. Yossef Elovitch. Further, 72,360 ordinary shares of Bezeq are held by Ms. Iris Elovitch, the wife of Mr. Elovitch, and 11,556 ordinary shares of Bezeq are held by Ms. Orna Elovitch, the daughter-in-law of Mr. Elovitch.  These shares total approximately 0.15% of the outstanding ordinary shares of Bezeq.

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

According to the Companies’ Control Permit, the parties (through SP2) must hold not less than 30% of any type of means of control of Bezeq. Such percentage is permitted to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of stock options by Bezeq employees.  B Communications’ SP2 subsidiary which owns most of the Bezeq shares is deemed to hold the Bezeq shares directly notwithstanding that ownership is recorded in the name of a trust company wholly-owned by Bank Hapoalim, which was granted a lien over the Bezeq shares that were purchased from Ap.Sb.Ar. Holdings Ltd. as security for the repayment of the debt owed to Bank Hapoalim and other banking and financial institutions (approximately NIS 2.7 billion at December 31, 2012), referred to as the Lending Parties, for the funding of B Communications’ acquisition of the Bezeq interest.  In December 2012, SP2 transferred 29,662,168 ordinary shares of Bezeq (1.09%, of the outstanding Bezeq shares) to B Communications, which shares are not subject to the abovementioned lien and trust arrangement.

In accordance with the Companies’ Control Permit, SP2, which holds the Bezeq shares is required to notify the Ministers of any changes in the composition of its board of directors every six months and if the change represents half or more of the members of the board of directors, within 30 days of the change. We and B Communications are also required to notify the Ministers of any “Exceptional Holdings” immediately upon becoming aware of such event.  We and B Communications are also required to notify the Ministers in the event a shareholder becomes a “Principal Shareholder” and regarding any 1% or more change in the holdings of a Principal Shareholder within 48 hours of becoming aware of such change. The terms “Exceptional Holdings” and “Principal Shareholder” are defined in the Communications Order and in our Articles of Association and are described below in Item 10B “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Exceptional Holdings; Principal Shareholders.”

The parties to the Companies’ Control Permit may not transfer means of the control in Bezeq at a rate which requires the approval of the Ministers under the Communications Order, without their  prior written approval. The foregoing includes a transfer of the Bezeq interest in one transaction or a series of transactions, by one party or together with the other parties to the Companies’ Control Permit or the parties to the Individuals’ Control Permit. However, the parties may transfer the means of control of Bezeq among themselves, subject to compliance with certain conditions set forth in the Companies’ Control Permit

The Lending Parties undertook to comply with the provisions of the Communications Law, Communications Order and the lien permit granted to them relating to their rights under the credit agreement entered into among SP2 and the Lending Parties and the realization of the lien. The rights granted to the Lending Parties are deemed to be an encumbrance of collateral and the Lending Parties may not exercise rights pursuant to the means of control except as set forth in the lien permit. The lien permit was granted exclusively to the Lending Parties and any change in the composition of the Lending Parties or a modification of the credit agreement entered into among SP2 and the Lending Parties requires the prior written consent of the Ministers. The appointment of a receiver, on any grounds whatsoever, with respect to the holdings in SP2 or SP2’s holdings in Bezeq, will constitute grounds for canceling the Company’s Control Permit. The violation of the lien permit by the Lending Parties will constitute grounds for canceling such permit and for the appointment of a receiver and trustee, in accordance with the terms of such permit.

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

•
The right to appoint at least one-fifth of the directors of Bezeq and Bezeq’s subsidiaries and not less than one director of each such company will be held by an Israeli Party at all times, provided that the percentage of the Israeli Party’s direct or indirect shareholdings in Bezeq is not less than 3% of any of the means of control of Bezeq. Indirect shareholdings will be calculated as the product of the Israeli Party’s lowest rate of holdings in each of the means of control in SP2, multiplied by the percentage of the holdings of the parties to the control permit in each of the means of control in Bezeq.

The Ministers have determined that we and B Communications are deemed to be “Israeli Parties,” so long as we and B Communications are controlled by a citizen and resident of Israel and that the ownership interest of Messrs. Shaul Elovitch and Yossef Elovitch in our company and our ownership in B Communications does not fall below 50% at all times.

The parties to the Companies’ Control Permit may not be controlled by any country, government company or a company controlled by a government company. The Companies’ Control Permit will terminate if the foregoing condition ceases to exist with respect to any such party without the approval of the Ministers. The Ministers may authorize a government company to hold an interest in any such party, provided that the government company’s aggregate direct or indirect holdings in Bezeq do not exceed 5% of any type of means of control of Bezeq and that it does not control such party.

In the event the Ministers find that the information they were provided is incorrect, that there has been a material change in the details provided by the parties to the Companies’ Control Permit which justifies its cancellation, or such parties failed to submit a required report, and the Ministers determine that there is probable cause to believe that the provision of the services that Bezeq is required to provide pursuant to its general license (including basic telephone, infrastructure, transmission and data transmission services and ancillary services) or the grounds for determining that any such service has been harmed, the Ministers may take action to cancel the Companies’ Control Permit. Upon its cancellation, all the shareholdings purchased under the Companies’ Control Permit will be deemed “Exceptional Holdings,” as described above.

The Companies’ Control Permit also authorizes an interested party in B Communications and our company that is not a party to the Companies’ Control Permit or the Individuals’ Control Permit to hold means of control in Bezeq, provided that such interested party does not hold more than 15% of any type of means of control of B Communications and our company. The foregoing authorization is subject to the condition (among others) that the percentage of holdings of the parties to the Companies’ Control Permit in B Communications, and of Eurocom Communications’ holdings in our company exceed 50% of the means of control in each of such companies at all times. We and B Communications are required to notify the Ministers of the shareholdings of any such interested party.

The provisions of the Companies’ Control Permit are subject to the terms of the Communications Order and Communications Law, as they may be amended from time to time.

B.           Business Overview

Since April 14, 2010, we, through our B Communications subsidiary have been the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider.

Bezeq is the principal provider of communications services in Israel, providing a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, Internet services, multi-channel television, television and radio broadcasts,  satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers and the supply and maintenance of equipment on customer premises, which is referred to as network end point, or NEP services. Bezeq was founded as a government company in 1980 and became a public company in 1990 with its shares traded on the TASE.

The Telecommunications Industry in Israel

The State of Israel is a highly developed, industrialized democracy. Real gross domestic product, or GDP, increased annually by 3.9% on average between 1996 and 2011, and GDP grew by 4.8% in 2011. Israel has seen marked improvements in most economic indicators in recent years. GDP growth has been steady and consistent over the past decade, with the exception of a contraction during the global slowdown early in the last decade and fluctuating growth rates surrounding the global financial crisis and the European debt crisis.

At December 31, 2012, the population of Israel was approximately eight million persons. The GDP of Israel was approximately $241 billion in 2012 and the GDP per capita was approximately $30,500. In 2012, Israel exported $91 billion of goods and services and the change in its consumer price index, or CPI, was 1.6%. Standard & Poor’s issued a long-term local currency sovereign credit rating of A+ (Stable) in 2012. This financial information was translated to US dollars based on the average representative rate of exchange for 2012 and the sources for that data are the Central Bureau of Statistics, Ministry of Finance of Israel and the Bank of Israel.

The Israeli telecommunications services industry had revenues of approximately NIS 30 billion (approximately $8 billion) in 2011.  Telecommunications services consist of several segments, which are highly competitive. Of the total telecommunications services revenues in 2011, approximately 56% was attributable to cellular services, approximately 26% was attributable to local landline voice and Internet access services, approximately 5% was attributable to international voice services and approximately 13% was attributable to multichannel television services. These figures changed substantially in 2012, reflecting a decrease in the overall revenues in the cellular market as a result of the increased competition and accelerated price erosion.  Cellular spending in 2012 was approximately 1.4% of GDP, in line with developed European economies and the United States. Israel has high penetration rates across all telecommunications services that are in line with developed economies such as in the European Union and the United States. These levels of penetration can be attributed to the rapid adoption rate of new technologies, high expenditures on telecommunications services by consumers and businesses and a relatively young population.

Bezeq Group’s Strategy

The Bezeq Group’s objective is to be the market leader in all areas of the communications industry in Israel in both the business and private sectors. Bezeq’s strategy is to maintain its competitive position and continue being the customer’s first choice in telephony, internet and telecommunications. To attain this goal, Bezeq has imposed on itself a number of challenges:

•	Preservation of leadership status in an environment of intensifying competition (leader in service and strengthening of perceived values – innovative products, reliability, proximity to the customer);

•	Encourage the recruitment of new customers and enhance existing customer loyalty;

•	Creation of new sources of income by launching new services and products; and

•	Ongoing adaptation of the organization to the competitive environment and maintaining operational excellence.

To implement this strategy and attain these objectives, Bezeq uses and intends to continue to use the following means: leverage it leading position among business customers; offer diverse bundles of products and services that meet the business needs of customers; offer a total solution according to customer needs, while applying a strategy of commitment to service quality and availability; encourage  customer to migrate from basic services to managed solutions for organizational and inter-organizational connectivity; provide higher bandwidth to customers and sell advanced products and services on the new NGN; supply different billing solutions to suit customer needs; strengthen the position of Bezeq's telephony services, with emphasis on advanced applications and the penetration of advanced terminal handsets; and leverage the Bezeq Group’s assets for the purpose of providing customers a comprehensive communications solution. In order to attain its strategic objectives, Bezeq is working on improving its existing network and adapting it to its business goals, including by the deployment of optical fibers and investment in the core of the network.

Pelephone

Pelephone’s strategy is to grow its business to maintain its dominance in the provision of data services. To achieve its strategy, Pelephone intends to:

•	Increase revenues from data services by focusing on a target audience, increased marketing of mobile devices, cellular modems (NetStick) and smartphones;

•	Market supplemental value-added services to Internet surfing including anti-virus solutions, backup and data storage, and music and video services;

•	Increase data transfer speeds and maintain the our reputation as the leading carrier with the fastest network in Israel;

•	Continue the recruitment and retention of customers;

•	Increase customer satisfaction;

•	Constantly improve its network infrastructures; and

•	Continue to streamline its operations.

Bezeq International

Bezeq International’s strategy is to continue to maintain its leadership position in the internet services market in Israel for private and business customers, while maintaining its revenue in its traditional markets. To achieve its strategy, Bezeq International intends to:

•	continue its leadership in the Internet access market while continuing to realize the potential inherent in the migration to the new generation of infrastructure networks;

•	Expand its range of cloud-based solutions;

•	Strengthen its status as one of the leading Information Communications Technology, or ICT, players in Israel; and

•	Increase customer satisfaction by intensifying and expanding service offerings (automated services, social networks, etc.).

DBS

DBS’s objective is to maintain its business and competitive status in the broadcast market while increasing its operating margins.  To achieve these goals, along with its efforts to reduce costs and streamline operations, DBS intends to:

•	Invest considerable effort in marketing and sales;

•	Develop a marketing strategy designed to attract new subscribers;

•	Retain existing customers;

•	Continue to improve the array of services offered to subscribers;

•      Create differentiation and innovation in its broadcast content and expand the range of content relative to HOT’s content;

•	Increase the amount of content purchased by each subscriber and expand DBS's value-added services; and

•	Invest in the development and integration of advanced technologies and new services.

These efforts include DBS's efforts to increase the rate of penetration of advanced services, including the use of personal video recorder, or PVR, decoders and VOD and HD services among its subscribers and to provide its content on additional platforms to increase DBS revenues and enhance subscriber loyalty to DBS's services.

Bezeq’s Ownership Interests

The following chart illustrates Bezeq’s ownership interests in its principal subsidiaries and affiliates, as at April 22, 2013:

The Group has four principal areas of operation, which are reported as business segments in Bezeq’s consolidated financial statements:

●
Bezeq domestic fixed-line communications - Primarily includes Bezeq’s operation as a domestic operator, including fixed-line telephony services, Internet services, transmission services and data communications.

●
Pelephone Communications Ltd. - Provides cellular mobile services (cellular communications), marketing of end-user equipment, installation, operation and maintenance of cellular communications equipment and systems.

●	Bezeq International Ltd. - Bezeq International is an Internet service provider, or ISP, and also provides international communications services and NEP services.

●	D.B.S. Satellite Services (1998) Ltd. - Provides multi-channel broadcast and value added services via satellite.

As a result of the August 2009 decision of the Israeli Supreme Court to not approve the merger of Bezeq and DBS, Bezeq ceased consolidating the results of DBS into its financial statements and accounts for its investment in DBS under the equity method.  Bezeq reports the operations of DBS as a segment in its consolidated financial statements. Bezeq holds 49.78% of the shares of DBS as well as options to purchase additional shares, with the balance held by Eurocom D.B.S. Ltd., or Eurocom DBS, which is indirectly controlled by Mr. Shaul Elovitch. Accordingly, cooperative ventures between it and the Bezeq Group companies (such as agreements for mutual marketing of products and services) must currently be approved as transactions in which the controlling shareholder in Bezeq has a personal interest, which process could impede the business flexibility of the Bezeq Group in such cooperative ventures. In view of the position taken by the Israeli Antitrust Commissioner and the ruling of the Supreme Court in 2009, Bezeq is not permitted to increase its holdings in DBS or control it, which limits the Bezeq Group's ability to benefit fully from the advantages that could have been achieved from the inclusion of DBS in the Bezeq Group. DBS believes that if these regulatory limitations and structural separation and the other limitations applicable to cooperative ventures between it and the other companies in the Group remain in effect, they will have a detrimental effect on DBS's financial results.

Bezeq also includes a category of “Other” in its consolidated financial statements, which includes customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund and its ownership of Walla! Communications Ltd., or Walla!, a popular Israeli provider of Internet and portal services.  In April 2012, a tender offer published by Bezeq for the purchase of all the shares held by the public in Walla! was successfully completed. Accordingly, all of the Walla shares held by the public were acquired and Walla! was delisted from the TASE and became a wholly owned subsidiary of Bezeq.

The Bezeq Group holds over 200 trademarks including its principal trademarks: Bezeq, B (Bezeq's logo) and Pelephone.

For detailed information about Bezeq’s business, see Bezeq’s Periodic Report for 2012, prepared in accordance with Israeli Securities Regulation (Periodic and Immediate Reports), 5730-1970, which we filed on a Form 6-K with the SEC on March 25, 2013.

Regulatory Environment

The Israeli communications industry is regulated and controlled by the Israeli Ministry of Communications and to a lesser degree by other governmental authorities.  The Bezeq Group is subject to government supervision and regulation relating to, among other things, its operations, licensing, determining permitted areas of activity, determining tariffs, competition, environmental matters, payment of royalties, obligation to provide universal service, ability to hold its shares, relationships between Bezeq and its subsidiaries and, in certain events, prohibitions as to the termination or restriction of its services (which may force Bezeq to provide services at a loss).  This supervision and regulation has resulted in governmental intervention in the past.  Bezeq’s business and operations could be adversely affected by decisions of its regulators, in particular the Ministry of Communications as well as changes in laws, regulations or government policy affecting its business activities.

Competition Policy of the Ministry of Communications

On May 2, 2012 the policy document concerning expansion of competition in the fixed-line communications wholesale market was published, pursuant to which the Minister of Communications adopted the main recommendations of the Hayek Committee.  The key points in this policy document are as follows:

•
Owners of universal fixed-line access infrastructures, who provide retail services, including Bezeq, will be obligated to sell wholesale services to holders of telecommunications licenses, including Bitstream access, lease of access segments, dark fibers, tubes and transmission services, on a non-discriminatory basis and with no discounts for size. In this regard, a procedure was established for negotiating an agreement for these services and as soon as such agreement is signed, the infrastructure owner will publish a “shelf offering” for the sale of the services based on the agreement and which also includes additional services as the Ministry of Communications determines from time to time. In certain circumstances, the Minister of Communications has the power to stipulate conditions or prices for the services. The infrastructure owners must submit to the relevant license owners the distribution of their existing infrastructures, with exceptions to be defined.

•
Upon publication of such “shelf offering,” other entities may also purchase wholesale services on the same terms from the infrastructure owner.  Under this procedure, Bezeq will be able to provide wholesale telephony services to its subsidiaries that are not supplied over a broadband network, provided that these services are also available to everyone and without discrimination.

•
Within nine months of publication of the “shelf offering,” the Minister of Communications will eliminate the structural separation between the infrastructure provider who published the aforementioned offering and the international call providers and ISPs, changing it to an accounting separation, unless the Minister believes that this will adversely affect competition or the public interest. As a result, Bezeq will be able to offer subsidized plans. If the wholesale market develops and the degree of competition allows, the Minister of Communications will consider an easing or cancellation of the structural separation between an infrastructure provider and a cellular operator who has an interest in such provider.

•
The Minister of Communications will review the subject of the unbundling of broadcast services included in the joint bundles, which also include Bezeq services (fixed or mobile) or broadband access services. The structural separation between the infrastructure providers and multi-channel television sector will be eliminated by granting suppliers without nation-wide fixed-line infrastructure a reasonable possibility to provide a basic television service package over the Internet.

•
If a wholesale market does not develop in an approved manner (based on indices to be defined for this purpose) within 24 months of the publication of the policy document, the Minister of Communications will take action to implement structural separation between the infrastructure and the services provided by general domestic carrier license holders.

•
Within six months of publication of the “Shelf Offering”, the Minister of Communications is required to take action to change the method of oversight of Bezeq's prices so that prices will be controlled by fixing a maximum price.

•
Within nine months of publication of the “Shelf Offering”, the Ministry of Communications is required to formulate regulations aimed at increasing the investment in and upgrade of fixed-line communications infrastructures in Israel.

Bezeq is preparing to implement a wholesale market and to provide wholesale services. The effects on Bezeq will depend, to a large extent, on the conditions, arrangements, and similar variables, which have not yet been defined.  Bezeq believes that in addition to the possible negative impact on revenues and the rendering of end-to-end services to subscribers, the implementation of the wholesale market may have positive effects, including the possible elimination of Bezeq’s structural separation and the regulatory control over Bezeq's prices.

On June 12, 2012, the Ministry of Communications convened an engineering forum of the operators to discuss the wholesale services, including the service portfolios for the provision of certain service configurations of Bitstream Access and passive infrastructures, concurrent with advanced negotiations that Bezeq is holding directly with various operators.  In November 2012, Bezeq entered into an agreement with Partner to provide Bitstream Access. The agreement defines the principles and configuration of the service for the provision of Internet access that will support media, voice and TV Internet services.  Should the parties fail to reach agreement on prices, they will wait for the peremptory decision of the Ministry of Communications.  Bezeq and Partner agreed to work towards signing a detailed agreement based on the principles prescribed in the agreement and that after signing such detailed agreement, Bezeq will be able to publish the agreement as a shelf offering (as described above), whereby any other entity may apply and receive the service under the same conditions.  Similarly, in March 2013, Bezeq entered an agreement with Xfone for the provision of Bitstream Access for a “small supplier,” which agreement will also serve as a shelf offering.

On December 9, 2012, the Ministry of Communications' hearing of Bezeq's instruction was received, whereby Bezeq will provide to Cellcom or to any license holder who applies to it for the purpose of exercising a wholesale market, detailed information about the sites, facilities and distribution of its network. Bezeq submitted a detailed opinion to the Ministry concerning its objections to the aforementioned instruction and process, which Bezeq believes contains administrative deficiencies, lack of jurisdiction and are unreasonable.

Royalties

The Communications Law states that a holder of a license for the provision of telecommunications services shall pay royalties to the State of Israel out of its revenues from providing the services named in the applicable Israeli royalties regulations. Such regulations impose on a general domestic carrier licensee (which includes Bezeq), an international call service license (which includes Bezeq International) and a cellular licensee (which includes Pelephone), a duty to pay royalties on its revenues (excluding VAT) from the services listed under such regulations.

In 2012, the applicable rate of royalties was reduced on average to 1.75% for Bezeq and DBS, to 1.3% for Pelephone, (the rate of royalties for Bezeq International is 1%), and from 2013 it will be 0% for all of the Bezeq Group companies.

Bezeq's paid approximately NIS 52 million in royalties in 2012  compared to NIS 56 million in royalties in 2011. The royalty rate for 2012 and 2011 was 1.75% of taxable income (as defined in the regulations).

Limitation on the exit penalty a license-holder may collect from a subscriber

Under an amendment to the Communications Law, exit fees cannot be collected from a subscriber whose average monthly bill is less than NIS 5,000 who entered into an agreement after August 8, 2011, nor can the subscriber be denied a benefit that he or she would have received had he or she not terminated the agreement. Commencing November 8, 2011, the amendment also applies to subscribers who entered into agreements before the amendment became effective and subsequently cancelled their agreements. Such subscribers are subject to a cancelation fee of up to 8% of their average monthly bill, multiplied by the number of months remaining to the end of the term of the commitment. In addition, a license-holder may not demand immediate payment of the balance for the terminal equipment in the event of cancellation of the agreement. This amendment resulted in an increase in the churn rate and in certain adjustments to the terms in the subscriber agreements in order to conform them to the amendment.

Cellular license-holders are regulated by provisions limiting the exit fee that may be collected from certain subscribers who terminate their agreement before the end of the commitment period to 8% of the subscriber's average monthly bill at the cancellation date. On April 1, 2012, an amendment to the Communications Law was published, eliminating disconnection fees for customers that hold up to 100 phone lines and who entered into agreements with the cellular operator subsequent to November 1, 2011.  Also effective in 2013, a subscriber's commitment to receive cellular services may not be dependent on such subscriber's agreement with a license holder to purchase, rent, borrow or lease terminal equipment.

Consumer protection

Changes in consumer legislation regularly affect the operations of Bezeq and its subsidiaries. Bezeq and its subsidiaries are subject, among other things, to the Consumer Protection Law, 5741-1981, or the Consumer Protection Law and regulations. The Consumer Protection Law allows consumers to cancel transactions and to disconnect from on-going services and requires customers to give their express consent to continue the service after the end of the term of the contract. Provisions concerning a refund of charges collected from subscribers, which are not in accordance with an agreement plus fixed handing charge are prescribed by law, as well as a maximum waiting time for a human response. In addition, a number of pending legislative proposals provide for additional consumer protection and may affect the conduct of Bezeq and its subsidiaries with their subscribers.

Limitations on creating charges on the assets of the Bezeq Group

The Communications Law, the Communications Order and some of the communications licenses of the Bezeq Group, contain limitations on the grant of rights to a third party in assets used to provide the essential service or in the assets of the license, including the need to obtain regulatory approval to create charges on these assets. In some instances, such as Pelephone's cellular operator's license and Bezeq International's general (ITS) license, there are exceptions permitting the creation of charges in favor of banks without the need to obtain the regulator's approval in advance, provided that the charge agreement includes provisions to ensure that the enabled services will not be affected if the bank exercises the charge. In addition, under the provisions of the law and the communications licenses, the license and the resulting rights are not transferrable and they cannot be pledged or confiscated (with certain exceptions).

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

Gigabit Ethernet connection  for ISPs

On June 26, 2012, the Ministry of Communications published the findings of a hearing seeking operators' comments on changes to the existing regulations for connecting ISPs to Bezeq's network and to the Hot Telecom network, which determined that: (i) the "high-speed access by means of Internet providers" (Bezeq's XDSL) portfolio and Hot Telecom's "broadband access for ISPs" portfolio, will be amended so that these services will include all the necessary components for providing those buying the service with surfing speed, including conveying traffic on the core and access networks; (ii) the payments imposed on the ISPs for gigabits will be eliminated; and (iii) infrastructure owners will increase the price for the Internet access services for the end customer to include the gigabit segments. According to the hearing, the infrastructure owners will be obligated to provide gigabit connections at a speed to be derived from the "load ratio" (a percentage of the aggregate speeds ordered by all the supplier's subscribers) as the Ministry determines from time to time. At present, the Ministry is of the opinion that the appropriate load ratio is 5%. Bezeq objected to this change and believes it is not generally accepted in the telecommunications industry, and expressed its opinion that the hearing and the proposed arrangement contain administrative flaws and are unreasonable. Bezeq published new tariffs for these services.

The regulations affecting the operating segments of the Bezeq Group are described in the sections of this annual report relating to each of such segments.

Competition in the Israeli Communications Market

The communications industry around the world and in Israel has developed rapidly. The technology and corporate structure and regulations governing the communications industry in Israel has undergone and continues to undergo significant changes. A number of communications groups operate in the Israeli communications market on the basis of cooperative marketing among a number of companies and/or among companies with common ownership for the supply of comprehensive communications service packages, thus utilizing the marketing and operational advantages inherent in such a structure.

In 2011, a tender for the grant of frequencies and a license to cellular operators that own infrastructure was issued. The tender was won by Hot Mobile, which is one of the four existing operators, and Golan Telecom.  In May 2012, Golan Telecom and Hot Mobile launched their operations, which immediately caused intensified competition in the cellular market among all the cellular operators.

The Ministry of Communications has also prompted increased competition by:

●	separating infrastructure and service providers;

●	granting new licenses and encouraging new and innovative technologies; and

●
mandating number portability. Number portability exists in the fixed-line and cellular telephony market, enabling customers to immediately switch between various communication operators without changing their telephone number. Bezeq believes that number portability has significantly increased the churn rate in its fixed-line telephony services.

In 2012, competition in the telecommunications industry, particularly in cellular telephony, intensified with the entry of the new operators, Golan Telecom and Hot Mobile, and the introduction of comprehensive service packages, including communications packages for a fixed price with unlimited use. This intensified competition resulted in lower prices, a decrease in the sale of cellular terminal equipment, a decrease in the use of fixed-line telephony minutes and higher churn rates, which has affected the Bezeq Group's revenues and operational results. To reduce the impact on performance, the Bezeq Group's companies are introducing streamlining and other measures to improve the services they provide and differentiate them from their competitors.

While in the past competition in the communications market was mainly among the independent communications service providers in each segment, more recently the communications market has consolidated and competition evolved to be among large communication groups operating in most, if not all, of the segments of this market.

The Israeli communications market is dominated by four main groups, the Bezeq Group, the IDB group (which controls Cellcom and 013 NetVision), the Partner group, which purchased 012 Smile Communications Ltd., or 012 Smile, and the HOT group, each having interests in some, or all, of the main communications sub-sectors.

IDB Group - The IDB Group provides communications services through Cellcom, a publicly held company, and its wholly owned subsidiary, Netvision Ltd., or Netvision. These companies provide  cellular telephony services (including cellular Internet), fixed-line telephony mainly to business customers through its own infrastructure, transmission and data communication services for business customers through Cellcom's own transmission network, ISP services, international call services and fixed-line telephony services using VoB technology.

Partner Group - The Partner Group provides communications services through Partner, a public company, and 012 Smile, which provide cellular telephony services (including cellular Internet), fixed-line telephony, transmission and data communications, ISP services, international call services and fixed-line telephony using VoB technology

HOT Group - The HOT Group provides communications services through HOT and through Hot Mobile which are commonly owned. The Hot Group owns a cable infrastructure that is deployed nationwide, and it provides multi-channel television services though HOT, as well as fixed-line telephony services. The HOT Group also has a nationwide Internet infrastructure and provides transmission and data communications services through HOT Telecom, a subsidiary of HOT. Hot Mobile (previously known as Mirs Communications Ltd., which was acquired by HOT in 2011) provides cellular communication services using iDEN technology. The HOT Group is subject to limitations separating the structure of Mirs Communications Ltd. from that of HOT Telecom and HOT Broadcasting, including full segregation of management, as well as the separation of assets and employees. Hot Mobile is prohibited from transferring commercial information to HOT Telecom and HOT Broadcasting, or from receiving such information. However, Hot Mobile is permitted to offer and market HOT Telecom or HOT Broadcasting services that are not part of the joint bundles and to transfer relevant information for this purpose.

In December 2009, HOT-Net, a subsidiary of HOT, was granted an ISP license, subject to similar structural separation limitations between HOT-Net, HOT and HOT Telecom and limitations on marketing joint service packages that include HOT-Net's Internet access. Among the limitations are an obligation to market service packages that correspond to competing ISPs, and an obligation to sell ISP services separately and on the same terms as they are sold when part of the service package (unbundling). In February 2012, HOT-Net launched operations.

Other Developments in Competition

In addition to HOT's cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are a number of utility and transportation infrastructures in Israel that have the potential to serve as communications infrastructures, based on optical fibers networks, which are mostly owned by government companies and entities. Among these are the Israel Electric Company, Israel Railways, Mekorot (water grid), pipeline infrastructures companies and the Cross Israel Highway Company. Some municipalities are also trying to create an alternative to cable network services of communications license-holders by deploying their own infrastructures.

The government of Israel is conducting a public process to choose an investor for a communications venture that will control the establishment of a third communications infrastructure company in Israel, which will use and operate a fixed-line communications infrastructure based on the electricity grid. Under this proposal the Israel Electric Company will own 40% of the share capital in the venture. According to various publications, on December 26, 2012, a group of investors headed by "Viva Europa" submitted an offer to the selection committee. The selection committee will review the economic, technology, and legal aspects of the offer submitted by that group to determine if the offer meets the conditions of the selection process. In Bezeq's estimation, the establishment of such a communications company, which would compete with Bezeq in providing infrastructure, and particularly if that new company is permitted to provide services to operators and business customers while easing the obligation for universal deployment of a fiber to the home network, could adversely affect its  operations and results.

BEZEQ FIXED-LINE BUSINESS

General

Bezeq has a general license to provide domestic fixed-line communication services in Israel. As a domestic carrier, Bezeq provides fixed-line telephony services, Internet infrastructure and access services, transmission and data communication services.

The following table provides summary condensed information concerning Bezeq’s fixed-line communications segment for the three years ended December 31, 2012.

	2010	2011	2012

Revenues (NIS millions)	5,263	4,648	4,630
Operating profit (NIS millions)	2,043	1,695	1,923
Depreciation and amortization (NIS millions)	690	688	730
Operating profit before depreciation and amortization (NIS millions)	2,733	2,383	2,653
Net profit (NIS millions)	1,426	1,102	1,194
Cash flow from operating activities (NIS millions)	2,140	2,106	2,009
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	1,032	1,165	958
Proceeds from the sale of property, plant and equipment and intangible assets (NIS millions)	132	228	300
Free cash flow (in NIS millions) (1)	1,240	1,169	1,351
Number of active subscriber lines at the end of the period (2) (in thousands)	2,366	2,367	2,268
Average monthly revenue per line (NIS) (3)	81	76	73
Number of outgoing minutes (in millions)	10,699	9,758	8,691
Number of incoming minutes (in millions)	6,547	6,240	6,225
Number of Internet subscribers at the end of the period(2) (in thousands)	1,066	1,111	1,169
Percentage of subscribers using NGN services out of total Internet subscribers	34%	51%	62%
Average monthly revenue per Internet subscriber (NIS)	75	80	81
Average bandwidth per Internet subscriber (Mbps)	4.3	6.7	9.6
Churn rate (4)	12.6%	11.6%	15.3%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(2)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(3)	Excluding revenues from transmission and data communication, Internet services, services to communications operators and contract and other works, calculated according to average lines for the period.

(4)	Number of telephony subscribers who left Bezeq fixed-line services during the period, divided by the average number of registered subscribers in the period.

Number of active subscriber lines, average monthly revenue per line, and number of outgoing usage minutes were corrected retrospectively and are presented after eliminating the effect of public call boxes operated with cards. Additionally, the number of active subscriber lines and average monthly revenue per line, or ARPL, were corrected retrospectively and include IP Centrex lines.

Government Regulations

Bezeq is subject to control and restrictions under the Antitrust Law and was declared a monopoly in its main fields of activity, including basic telephone services, provision of communications infrastructure services, transfer and transmission of broadcasting services to the public, provision of high-speed access services through the access network to subscribers and provision of high-speed access services for ISPs through a central public telecommunications network.

Bezeq was also declared a provider of essential telecommunications services under the Communications Order. By virtue of that declaration, Bezeq is required to provide certain types of services and may not interrupt its provision of such services or narrow them. Among these services are basic telephone services, infrastructure services, transmission services and data communication services including, interconnect, and other services listed in the schedule to the Communications Order.

The main provisions of the Communications Order are:

●	Limitations on the transfer and acquisition of means of control, which includes a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Ministers.

●
Transfer or acquisition of control in Bezeq requires the approval of the Ministers by means of a Control Permit. The Control Permit establishes the minimum holding percentage in each of the means of control in Bezeq by the holder of the Control Permit where a transfer of shares or an issuance of shares by Bezeq, as a result of which the percentage of ownership of the Control Permit holder falls below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (including, an issuance to the public under a prospectus, or sale or private placement to institutional investors).

●
Holdings not approved in compliance with the Communications Order will be considered “exceptional holdings” and any exercise of a right by virtue of exceptional holdings will not be valid. The Communications Order also contains provisions authorizing the Ministers and Bezeq to apply to the courts with an enforced sale of exceptional holdings.

●	A duty to report to the Ministers upon demand is imposed on Bezeq with respect to any information on matters relating to provision of an essential service.

●	75% of the members of the Board of Directors of Bezeq must be Israeli citizens and residents who have security clearance from the General Security Service.

●
The Chairman of the Board of Directors of Bezeq, the external directors (within the meaning of the Israeli Companies Law), the chief executive officer, the deputy chief executive officer and other office-holders in Bezeq as listed in the Communications Order, must be Israeli citizens and residents and have a security clearance appropriate to their functions.

●
Nationality requirements are established for the controlling shareholder in Bezeq: an individual must be an Israeli Entity (as defined in the Communications Order); a corporation must be incorporated of Israel, the center of its business must be in Israel, and an Israeli Entity must hold at least 19% of the means of control of such company.

●
The approval of the Ministers is required for the grant of rights in certain assets of Bezeq (switches, cable network, transmission network and data bases and banks). In addition, the grant of rights in means of control in the subsidiaries of Bezeq, including allotment of more than 25% of the shares in a subsidiary, requires the approval of the Ministers.

●	Provisions were established for the protection of computerized systems and the purchase of hardware and software.

●
Certain actions of Bezeq require the approval of the Minister of Communications, including voluntary liquidation, a settlement or arrangement between Bezeq and its creditors, a change or reorganization of the structure of Bezeq and a merger or split of Bezeq.

●
The Minister of Communications granted Bezeq immunity from liability from certain types of damages listed in the Communications Law. In addition, the Communications Law contains exceptions to criminal and civil liability for an act done in fulfillment of a directive to provide services to the security forces.

Competition Laws

Bezeq’s general license for fixed-line communication services obligates it to ensure that its relationships with its principal subsidiaries do not result in favoring them over their competitors. Bezeq is also subject to various limitations as a result of its declaration as a monopoly in the fixed line services business, as well as limitations set forth in merger approvals granted by the Israeli Antitrust Commission. Separation is required between the managements of Bezeq and its principal subsidiaries, as well as separation between the financial and marketing systems, assets and employees, which result in high administrative overheads. Bezeq is also subject to limitations with respect to the offering of joint service packages with those companies, which adversely impacts its business, particularly in light of the entry into the market of communications companies competing directly with Bezeq in most of its areas of operation based on the provision of bundled services to the customer.

On October 11, 2011, Bezeq was notified by the Israeli Antitrust Commissioner of the possible finding that Bezeq violated the provisions of the Antitrust Law by, among other things, not providing infrastructure and transmission services for telephony and Internet services (domestic operator) to its competitors, Cellcom, and Partner. In October 2010, Bezeq started to provide infrastructure and transmission services to competing telecommunications operators.

On October 16, 2012, the Ministry of Communications published a hearing according to which it is considering granting permission to the domestic carrier license holders to offer the use of WLAN (Wireless Local Access Network) technology by installing access points throughout Israel and the removal of the connection restriction on "delineated premises."  The Ministry of Communications has not published a final decision as yet.

On February 11, 2013, the Antitrust Authority informed Bezeq that the Commissioner was considering issuing a ruling to the effect that Bezeq had abused its position as a monopoly in that it had adopted a prohibited practice in connection with a campaign in which it had offered new subscribers a certain promotional rate. The Commissioner contends that the price set by Bezeq places competitors who wish to offer this service at a disadvantage, as the price of the critical input for supply of the service is higher than the price of the final service which Bezeq offered its customers. Bezeq believes that it acted lawfully and in accordance with the Ministry of Communication’s approval, and it intends to exercise its right to seek a hearing.

Bezeq has adopted an internal compliance procedure containing guidelines and an internal reporting and control system, the purpose of which is to ensure that the activities of Bezeq and its employees are carried out in accordance with the provisions of the Antitrust Law.

Control of Bezeq’s Tariffs

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

As a result of a ruling by the Minister of Communications, who adopted the majority of a report from a commission on the rules of competition in the communications industry, or the Gronau Report, so long as the Bezeq Group's market share remains higher than 60%, control of Bezeq's prices will continue in the format of mandatory price fixing. On May 31, 2012, new regulations were published, which provide that an update of tariffs to be made in June 2013 will include an aggregate update for the prior two years.

Under the Communications Law, if tariffs are fixed for controlled services, the Minister of Communications may, with the consent of the Minister of Finance, approve a request made for an alternative payment package for a service package. Bezeq may offer an alternative payment package after the period defined in the law unless either Minister of Communications or Minister of Finance announces their objection. The Gronau Report states  that an alternative payment package will be approved only of it is worthwhile for 30% or more of the subscribers who consume the services offered in the package and the smaller the market share of the Bezeq Group in fixed-line telephony, the higher the maximum discount rate permitted in an alternative payment package may be.

Bezeq's controlled tariffs are reviewed by a public committee every few years, at which time Bezeq is exposed to material changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs has resulted in the erosion of the tariffs over time. Control of the tariffs creates or could create difficulties for Bezeq in providing an appropriate and competitive response to changes in the market and in offers of competitive prices on short notice. In addition, the restrictions on granting discounts on tariffs limit Bezeq’s ability to participate in certain tenders.

Under the Communications Law, a license holder can demand reasonable payment for a telecommunications service for which payment is not fixed. Bezeq sets the tariffs for these types of services.

Service Packages

Historically, the structural separation limitations prevented Bezeq from marketing joint service bundles. Following the decrease of Bezeq's market share to below 85%, in May 2010 Bezeq was permitted to offer private subscribers joint service bundles with the subsidiaries, and in July 2012 Bezeq was permitted to offer a joint bundle to business subscribers, subject to approvals by the Ministry of Communications and other conditions contained in the Domestic Carrier license, including the following:

●	The service packages must be able to be unbundled so that a service included in a package will be offered separately and on the same terms; and

●
At the time a request for approval of a service packages is submitted, there must be a group of services in similar format being marketed to a private subscriber as a package by a license-holder who is not a subsidiary of Bezeq, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service packages.

Joint service packages marketed by Bezeq’s subsidiaries that include the services of Bezeq are also subject to similar limitations, including unbundling (except for a service package marketed by a subsidiary that only contains Bezeq's Internet infrastructure service).  The Ministry does not view these amendments to the licenses as changes in the previously existing practice with respect to the ability of ISPs to offer business customers the ISP component, without this being considered a "joint services” package.

These limitations, and in particular the unbundling obligation, which severely limit the Bezeq Group's ability to offer discounts on the components of a service package, place the Bezeq Group in a competitively inferior position compared to the competing communications groups, that are not subject to similar limitations in marketing joint service packages (other than a limitation on marketing a joint service packages by HOT-Net and other companies in the HOT Group).

On July 3, 2012, Bezeq's license was amended to permit the offer of joint service bundles with its subsidiaries to business subscribers, subject to the approval by the Ministry of Communications and subject to the other limitations set forth in Bezeq’s license.

Deployment of Communications Facilities

The deployment and manner of set-up of communication facilities in Israel are regulated by the National Outline Plan for Communications 36, or NOP 36, and NOP 56 (in the Palestinian Administered Territories). These plans were designed to ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards, minimizing damage to the environment and simplifying and increasing the efficiency of the processes involved in setting up new facilities.

NOP 36. Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations.  Bezeq has obtained building permits for most of its small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A. Given the exemption granted under the orders of the Planning and Construction Law and of the Communications Law, Bezeq believes that it is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.  There are a number of initiatives to cancel this exemption, and its cancellation could have materially adverse implications, including making it difficult for Bezeq to provide universal service as required by the provisions of its license.

NOP 56. NOP 56 became effective in June 2008 and regulates the manner of erection and licensing of communications facilities in the Palestinian Administered Territories. NOP 56 has transition provisions for facilities erected with a permit for small installations.  The guidelines also include a requirement for obtaining a communications license and the receipt of necessary consents from the Commissioner of Government Property at the Civil Administration. Bezeq has obtained licenses for 72 installations in the Palestinian Administered Territories and is in the process of obtaining licenses for an additional nine installations in the Palestinian Administered Territories.

Bezeq's Carrier License

The principal provisions of Bezeq’s Carrier License include:

●
Scope of license - Bezeq must provide its services to all on equal terms for each type of service, irrespective of the location or unique cost. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

●
Principles of structural separation - Bezeq must operate under the principles of structural separation. In order to comply with this requirement, Bezeq employs various compliance procedures and provides its employees with training sessions and periodic refresher courses on the relevant procedures. On July 3, 2012, Bezeq's license was amended to permit the offer to business subscribers of joint service bundles with its subsidiaries, subject to the approval by the Ministry of Communications and subject to the other limitations set forth in Bezeq’s license.

●	Marketing joint service bundles - Bezeq may request permission to market joint service bundles, subject to certain limitations.

●
Tariffs – If Bezeq provides a service or package of services for which no tariff is set under the Communications Law, it must be offered at a reasonable price to all, without discrimination and at a uniform tariff.

●
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

●
Interconnect and use - Bezeq is required to provide interconnect services to other public switching networks and to provide the option of use of such services by other license holders Bezeq has a duty to provide infrastructure services to other license holders on reasonable and equal terms and must refrain from providing preferable terms to its affiliates.

●
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

●
Supervision and reporting – The license imposes on Bezeq extensive reporting requirements to the Ministry of Communications. In addition, the Director General of the Ministry of Communications has the authority to enter the facilities and offices used by Bezeq and to seize documents.

●	Miscellaneous –

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

o
Bezeq is required to prepare a draft of any agreements it plans to offer to subscribers and to submit them for the review by the Director General upon demand. The Director General has the authority to instruct that changes be made. Bezeq is in the process of preparing such an agreement.

o
Pursuant to the requirement of the license, Bezeq submitted to the Director General a $10 million bank guarantee to secure its fulfillment of the terms of the license and to indemnify the State of Israel against any loss it may incur due to violations. The Minister may declare the guarantee or part of it forfeit based on the terms of the license.

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

Bezeq's telephony services are its principal business, and in recent years the use of and revenues from these services have decreased, mainly due to competition from other fixed-line telephony service providers and from cellular companies. The decrease in demand is reflected in the gradual decrease in the number of calls originating in the fixed-line networks. Bezeq believes that this trend is primarily due to the increase in the number of cellular subscribers and the volume of use of cellular telephones, the increasing popularity of comprehensive call minutes packages which the cellular companies have marketed extensively over the last year (Bezeq estimates that 75% of all calls originate on the cellular network), from voice-over-Internet calls and from competition with other domestic operators. As of December 31, 2012, Bezeq had 2,268,000 active fixed telephone lines compared with 2,367,000 active lines as of December 31, 2011, a decrease of 4%. The decrease was due in part to the elimination of the NDSL service and falling cellular prices. In addition, the number of call minutes (incoming and outgoing) on Bezeq's fixed telephone lines decreased by 7% in 2012 compared to 2011. Average monthly revenues per phone line decreased by approximately 4% in 2012 compared to 2011.

The following chart illustrates changes in the number of fixed telephone lines compared with the number of cellular phone lines in Israel during the period of 1995 to 2012:

The figures are based on a Ministry of Communications publication on cellular lines, the reports of HOT to the public and assessments of the other operators. Accordingly, some of the data is based on estimates and the actual data might differ. Commencing in 2008, the calculation of fixed lines includes IP Centrex lines (lines in a virtual private exchange in a public network). For this purpose, the number of IP Centrex lines is measured by the maximum number of calls that can be made simultaneously.

The following chart illustrates changes in the number of call minutes from fixed telephone lines compared with the number of call minutes from cellular phone lines in Israel during the period of 1995 to 2012:

The data in the chart is based on Bezeq’s traffic data and assessments of the traffic of other operators in the market. Accordingly, some of the data in the figure is based on estimates and the actual data might differ.

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

As of December 31, 2012, Bezeq had 1,169,000 Internet subscribers compared with 1,111,000 subscribers as of December 31, 2011. As of December 31, 2012, Bezeq had substantially completed the full deployment of its NGN and the percentage of subscribers using NGN services (those with packages of 10 mbps or higher) was 62% of all of its subscribers connected to the NGN network (approximately 60% of all of Bezeq's Internet subscribers).

In 2012, an increase of approximately 5.2% was recorded in the number of Bezeq's Internet subscribers, and an increase of approximately 1.25% in the average monthly revenue per Internet subscriber, compared to 2011. The increase in revenues is attributable to the increase in the speeds offered in Bezeq surfing packages and the adoption of advanced services and value added applications.

The following chart illustrates changes in the number of internet lines and rate of growth in the Internet segment during the period of 2003 to 2012:

The data for 2003 to 2011 is based on Bezeq’s data and Hot’s reports to the public. The data for 2012 is based on Bezeq’s data and an assessment of the number of HOT’s active lines (HOT has not yet published its financial statements for 2012). Accordingly, some of the data is based on estimates and the actual data might differ.

The following chart illustrates changes in the surfing speeds of Bezeq’s Internet subscribers during the period of 2006 to 2012 (in Mbps at the end of each year):

Data Transmission and Communication Services

Data communications services are network services for point-to-point transfer of data, transfer of data between computers and various communications networks, services to connect communications networks to the Internet, and remote access services.

Transmission services are transfer services for electromagnetic signals or a series of bits between telecommunications facilities of a license-holder (excluding terminal equipment). Bezeq offers high speed transmission services to communications operators in a range of interfaces.

Other services

Services to communications operators. Bezeq provides services to other communications operators, including the cellular and international operators, HOT, NEP operators, ISPs, domestic operators, and Palestinian Authority communications providers. Bezeq’s services include infrastructure, infrastructure upgrades, connection to Bezeq's network, transmission, billing and collection, rental of space and provision of services in its rented properties.

Broadcasting services. Bezeq operates and maintains radio transmitters which are operated by radio stations and operators including, the Israel Broadcasting Corporation and the Israeli Defense Force Radio (Galei Zahal). Bezeq also operates DTT transmitters for the Second Authority for Television and Radio, or the Second Authority. Bezeq is responsible for the operation and maintenance of the transmitters, but not for the content of the broadcasts.

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

Free WiFi service.  This service allows Bezeq’s customers to share a portion of their wireless bandwidth with other customers in return for the ability to browse outside of their homes.

In addition to its 144 information service, Bezeq  operates a unified telephone directory ( telephone code (1344))  established by the Ministry of Communications for fixed-line and cellular telephony operators, as well as a unified website which is free of charge. A "unified" directory service is an information service containing data on the subscribers of all the operators. Fixed-line and cellular telephony operators are obliged, under the terms of their licenses, to provide unified information services. The operation of this service is exempted from the need to obtain governmental cartel approval until July 27, 2014.

The table below shows data for the distribution of Bezeq's revenues by principal product and service in its segment of operation:

	2010	2011	2012
	(in NIS millions)

Revenues from fixed-line telephony	3,160	2,393	2,254
Percentage out of total Bezeq Group revenues	60.04%	51.49%	48.68%
Revenues from Internet infrastructure services	977	1,092	1,166
Percentage out of total Bezeq Group revenues	18.56%	23.49%	25.18%
Revenues from transmission and data communication services	882	931	976
Percentage out of total Bezeq Group revenues	16.76%	20.03%	21.07%
Revenues from other services	244	232	234
Percentage out of total Bezeq Group revenues	4.64%	4.99%	5.07%
Total revenues from domestic fixed-line communications services segment	5,263	4,648	4,630

Customers

Bezeq’s sales are divided into two main sectors: the private sector which accounts for approximately 59% of revenues and the business sector which accounts for approximately 41% of revenues. Bezeq is not dependent on any single customer or small number of customers, the loss of which would materially affect its operation, and there is no customer, which accounts for 10% or more of Bezeq's total revenue.

The following table provides Bezeq’s revenues from its private and business customer sectors during the three years ended December 31, 2012:

	2010	2011	2012
	(in NIS millions)

Revenues from private customers	3,128	2,777	2,716
Revenues from business customers	2,134	1,871	1,914
Total revenues	5,263	4,648	4,630

Tariffs

Bezeq charges its fixed-line customers interconnect fees for calls originating in its network and terminating in the cellular networks, and pays the cellular operators the same amount for transferring call traffic from their networks to its network.

In Bezeq’s domestic communications segment, it charges its customers for interconnect fees originating in its network and terminating in the cellular networks, and pays the cellular operators the same amount for transferring call traffic in their networks.

On February 28, 2013, Bezeq received a hearing from the Ministry of Communications stating that it is considering a reduction of the interconnect fee for call completion on the network of a domestic fixed-line operator, including Bezeq. The maximum tariff, which would be the same at all times, would be NIS 0.0104 per minute (instead of NIS 0.0421 at peak hours and NIS 0.0232 during non-peak hours, without VAT). This change, which would reduce Bezeq’s interconnect revenues, could be offset on the Bezeq Group level by reducing the costs incurred by Bezeq and its subsidiaries for interconnect fees. Bezeq estimates that the impact of such a change in the tariff would not be material. Bezeq intends to file its response to the hearing.

The table below indicates the impact of the reduction in the interconnect tariffs on the interconnect revenues Bezeq received from its fixed-line domestic subscribers in the three years ended December 31, 2012 (in NIS millions):

	2010	2011	2012

Revenue, net	801	256	226

Competition

Bezeq believes that at the end of 2012, its market share in the fixed-line telephony market was approximately 59% of the private sector and 75% of the business sector, compared with 63% in the private sector and 76% in the business sector, at the end of 2011.

Bezeq and HOT Telecom both own nationally-deployed fixed-line telephony infrastructure and they are engaged in lively competition which is reflected, among other things, in the marketing of service bundles combining Hot Internet infrastructure, telephony and cable television, and possibly cellular services as well,  aimed mainly at households. In addition, HOT markets telephony services to business customers.

Bezeq also has competition from license-holders for domestic fixed-line communications services, including VoB.  The implementation of a wholesale market is expected to increase the competition.

The penetration rate of cellular telephony in Israel is among the highest in the world.  Bezeq believes that the high level of penetration combined with the increase in the capacity of the cellular network along with technological improvements, low airtime rates on an international scale and large-scale bundles of minutes at fixed monthly prices have made cellular telephones a substitute for landline telephones. Bezeq believes that this trend is one of the reasons for the growing reduction in the number of telephone lines.

In 2012, competition in the cellular communications market in Israel continued to intensify with the launch of the operations of Golan Telecom (as a new infrastructure operator) and Hot Mobile's UMTS network, and to a lesser degree from the launch of other virtual cellular operators.  These developments led to a drop in prices and a higher rate of customer churn among the cellular providers. These developments aggravated the trend of lower average traffic per fixed-line and the growing rate of removal fixed-line telephone lines.

Partner and Cellcom also provide fixed-domestic fixed-line services through corporations they own, and they sell service bundles that combine fixed-line, cellular telephony and Internet services.

On November 21, 2012, the Ministry determined that VoB or VoC services (broadband telephony services provided by a virtual cellular operator) will be regulated through a general Domestic Carrier license or special license, as applicable.  The Ministry announced that it will publish an amendment to the general and special Domestic Carrier licenses which currently apply to VoB services. Bezeq believes that the marketing of VoC services as part of a Domestic Carrier license in telephony will increase competition and will enable telephony services to be provided at fixed-line call prices on the cellular network.

On April 5, 2012, the decision of the Ministry of Communications to cancel NDSL services became effective. Accordingly, Bezeq may not apply different ADSL pricing for subscribers who use the service together with telephony service and for subscribers who only use the ADSL service. Cancellation of the tariff led to a decrease in Bezeq's revenues from Internet infrastructure services (and indirectly to the loss of fixed telephone lines) and increased the pace of recruiting customers to the Internet infrastructure.

Bezeq's preparation and methods of coping with the intensifying competition in Israel

Bezeq deals with competition in domestic fixed-line telecommunications services in several ways. Bezeq launches new communications services, value added applications and product packages, and services, in order to broaden the scope of use of subscriber lines, to respond to customer needs and to strengthen its image of technological innovation. It invests in the enhancement and modernization of its infrastructure to enable it to provide advanced services and products for its subscribers. Beginning in 2010, upon receipt of the requisite permit, Bezeq started marketing joint products packages in the private sector and in May 2012 in the business sector, while broadening the range of offered services and offering packages that correspond to some of those offered by its competitors.

Bezeq has focused on the penetration of its high-speed NGN internet infrastructure and on increasing the number of its customers for the service, including by offering new applications for businesses. NGN enables the provision of advanced telephony applications, customer upgrades to higher speeds, and the creation of added value for the customer by means of broader consumption of content, leisure and entertainment applications. In addition, Bezeq is constantly seeking to improve the quality of its services and to maintain its customers.

Bezeq has simplified its tariff structure and offers its customers alternative payment packages, tracks and campaigns. It offers bundles of services which combine the services of the Bezeq Group's subsidiaries (excluding DBS).  Bezeq utilizes use-based packages and service tracks to in order to promote subscriptions to its telephony services. In selling services to its customers, Bezeq also sells terminal equipment (home networks), laptop computers, streamers, etc., as well as telephony terminal equipment, as a tool for competitive differentiation and to increase its revenues

Bezeq also focuses its investments in fixed assets for growth activities and in projects that result in reduced operating costs. Nevertheless, Bezeq's ability to reduce its expenses in the short and medium term is limited due to the structure of its costs, which are mainly fixed in the short and medium term. These costs include depreciation expenses and expenses related to wages and wage incidentals. In addition, Bezeq has operating expenses such as infrastructure maintenance and the lease and upkeep of buildings, which are also fixed in the short term.

Positive and negative factors that affect the competitive status of Bezeq

The positive factors that affect Bezeq’s competitive status are:

•	Nationally deployed, quality infrastructure through which a range of services are provided;

•	Presence in most businesses and households;

•	Strong and familiar brand;

•	Technological innovation;

•	Strong capital structure and positive cash flows;

•	Broad service infrastructure and varied customer interfaces; and

•	Professional, experienced and skilled human resources.

Bezeq believes that various limitations imposed upon it by existing regulation, impede its ability to compete in its areas of operation. The main limitations in this context are the following:

•	Absence of tariff flexibility - Bezeq is limited in its ability to grant discounts on its principal services and to offer different tariffs.

•	Regulatory structural separation.

•
Bezeq’s duty to provide universal service -Bezeq operates under an obligation to provide service to the entire public in Israel (universal service). Due to this obligation, Bezeq could be required to provide services in circumstances which are not financially viable (subject to the possibility of obtaining an exemption from an exemptions committee in extraordinary circumstances following the recommendations of the advisory committee and the Minister of Communications decision on this matter). This obligation is not imposed on the holders of special Domestic Carrier licenses, who can offer their services to the most profitable of Bezeq's customers, mainly business customers, who are a material source of Bezeq’s income.

•
Access deficit - Bezeq's telephony tariffs are determined in regulations established by the Minister of Communications in consultation with the Minister of Finance. As a result of a deliberate regulatory policy, the monthly usage tariff for a telephone line is set at a level that does not cover the cost involved in providing it. This deficit has been reduced over the years but still exists. The negative factor of this deficit is exacerbated by competitor’s use of Bezeq's infrastructure to supply their services.

•	Limitations in marketing joint service bundles of Bezeq and other Bezeq Group companies.

•	Fixed-line terminal equipment is technologically less advanced that the cellular terminal equipment. Accordingly, the range of advanced services that can be offered to fixed line customers is limited.

•	The creation of a wholesale market

Internet Infrastructure Market

While the Internet segment has grown in recent years in terms of the number of customers, the growth rate is slowing as a result of the saturation of the market.  The Internet segment is characterized by the continued demand for increased surfing speeds and by the adoption of advanced services and value added applications. In 2012, the number of Bezeq’s Internet subscribers rose by 5%, in part due to the elimination of the NDSL service, and average monthly revenue per Internet subscriber rose by approximately 1% compared to 2011. The increase in revenues is attributable to the higher bandwidths offered to subscribers.

 Bezeq believes that its market share in the Internet infrastructure market was approximately 60% at the end of 2012, compared to 59% at the end of 2011.  Bezeq faces significant competition from the HOT Group and the cellular operators. The Ministry of Communications’ policy requires Bezeq and HOT to provide ISPs with “open access” to their infrastructure.

HOT is currently Bezeq’s principal competitor in the private sector.  HOT's Internet infrastructure is deployed in Israel nationwide and provides a range of communications services and interactive applications.  In December 2010, HOT-Net was granted an ISP license, subject to structural separation limitations between HOT-Net, HOT and HOT Telecom, and limitations on marketing joint service packages that include HOT-Net's Internet access. Among the limitations are an obligation to market service packages that correspond to competing ISPs and an obligation to sell the ISP services separately and on the same terms as they are sold when part of the package. The grant of the ISP license to HOT-Net has increased the level of competition in Internet access. The upgrade of the infrastructure and grant of an ISP license to HOT-Net are expected to increase the level of competition in Internet access and could also increase the number of HOT customers who subscribe to service packages.

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

Transmission and Data Communication Services

The companies operating in this field are Cellcom, Partner (which acquired the Med-1 operations), HOT, and Internet companies that also use leased infrastructures. To the best of Bezeq's knowledge, Cellcom has deployed and set up a transmission network, which it uses both for its own needs (instead of transmission services provided for it in the past by Bezeq) and for competition with Bezeq in the transmission and data communications market. Cellcom offers its customers a complete package of solutions that includes domestic telephony, data communication and cellular communication, using its own infrastructure and its own sales array. Partner also provides transmission and data communication services combined with telephony, for business customers.

Under the terms of its license, Bezeq is obliged to provide some of its communications services to the entire public in Israel. According to the Ministry of Communications interpretation of this and other provisions in the Carrier License regarding the provision of infrastructure services to license-holders, Bezeq is also obliged to provide infrastructure and transmission services to competing communications operators for services which compete with those of Bezeq. Bezeq is acting in accordance with the Ministry's interpretation.

Marketing

Bezeq has marketing, sales and service groups for both the private and business sectors, which include customer managers for the business sector, combined sales and service centers located throughout Israel, technical support centers for private and business customers and 15 points of sale and service (the Bezeq Store network) in Israel, as well as a virtual online shop.

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

The main equipment used by Bezeq are exchanges, copper cables, fiber optical cables, transmission equipment, data communication systems and equipment, servers, Internet modems and routers. Bezeq purchases most of the equipment needed for its communications infrastructure from Israeli companies affiliated with international communications equipment manufacturers. Hardware and software are purchased from a number of suppliers.

Next Generation Network

The demand for communications services in Israel and worldwide includes a demand for ever-increasing bandwidths and an advanced IP platform. In order to meet this demand, Bezeq at the end of 2009 started the gradual set-up of an NGN based on a core IP network and the deployment of an optical fiber network to street cabinet (known as fiber to the curb, or FTTC).

The NGN network is also based on an access network (a system which connects NEPs on the subscriber's premises with the network and engineering systems). The connection from the home to the access network is based on copper cables and optical cables connecting the access systems to the backbone (in a special conduit or over-ground network), and to a very limited degree through wireless systems. Subscribers utilize the service though the use of their terminal equipment (equipment which is installed on the subscriber's premises, e.g. the actual telephone, private exchanges, fax machines, modems, routers, etc.).

In this network and using VDSL2 technology, bandwidth of up to 100 Mbps download speed can be provided, as well as innovative added value services. Other advantages of the NGN technology are simplification of the network structure and better management capability. Bezeq launched the NGN in September 2009. At the end of 2012, Bezeq had substantially completed its deployment of the NGN and a considerable number of its customers upgraded their surfing speeds to the newly available levels.

In August 2012, Bezeq decided to extend its optical fiber deployment so that the fibers will be as close as possible to its customers’ premises (FTTH/FTTB). This will facilitate the future provision of more advanced and broader-band communications services than those currently provided. In this context, a detailed plan for the project will be prepared. The project will be modular and Bezeq will review the scope and outline of the project, as well as the need for adjustments, on a regular basis. Bezeq intends to accelerate the deployment of optical fibers to the customers’ homes and residential buildings (FTTH/FTTB), so that it will have significant fiber optic coverage in 2013.  The pace of this deployment is expected to increase in the following years. Conversely, these developments that have enabled IP-based telephony services are one of the factors that have led to the decline in the consumption of Bezeq’s fixed-line telephony services.

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

Suppliers

During 2012, no supplier accounted for more than 5% of the Bezeq Group's total annual purchases, nor did any supplier account for more than 10% of total purchases in a specific segment of operation. Most of the equipment purchased by Bezeq for data communication, switching, transmission and radio systems have been specially modified or developed for its use and the ability to obtain support other than through the manufacturer is limited.

Bezeq believes that, in light of the importance of manufacturer support for certain of its systems, it may become dependent in the areas of public switching and metro transmission on Alcatel Group, represented in Israel by Alcatel Telecom Israel Ltd., Dialogic Networks (Israel) Ltd., which supplies Bezeq with migration exchanges for linking operators to Bezeq's switching network and Comverse, Inc., which supplies Bezeq with switching exchanges for end customers on the NGN network. Bezeq may also become dependent on: (i) the NGN of Adtran Holdings Ltd. and IEC, (ii) Oracle in the area of databases;(iii) EMC which supplies Bezeq with hardware solutions for back-up, recovery and archiving of systems and infrastructures; (iv) VMware which supplies Bezeq with infrastructure for the entire virtualization of its servers; and (v) on ECI Telecom which supplies Bezeq with systems for connecting Bezeq's network and business customers on the transmission network.

Agreements with suppliers on which Bezeq may be dependent are generally long term and usually include a warranty period for a specified period, followed by another period of maintenance or support. Where necessary, Bezeq may enter into an agreement with a supplier for the supply of support and/or maintenance services for further periods. These agreements usually contain various forms of recourse for Bezeq should the supplier breach the agreement.

Property

Bezeq initially obtained its real estate assets from the State of Israel in 1984 and has acquired additional properties since then, including properties leased from third parties. Bezeq owns or has long term ownership rights in approximately 395 properties throughout Israel.  The total area for which Bezeq has full ownership rights or capitalized lease rights (including joint lease rights as described below) is 1,060,000 square meters of land, of which 270,000 square meters have been improved. Of the 395 properties, approximately 380 properties consisting of 980,000 square meters of land and improved properties of 220,000 square meters are used for communications purposes, with the remainder used for administrative purposes. Of the foregoing properties, 40 are jointly owned with the Ministry of Communications, the Israel Postal Co. Ltd, or both. Bezeq's rights to a substantial number of its real estate assets are not registered in the Israeli Lands Registry, and therefore they correspond to contractual rights. Bezeq is in the process of registering in its name those properties which can be registered in the Lands Registry.

In addition to the 395 properties referred to above, Bezeq holds approximately 60 properties in the Administered Territories, covering a total area of 9,300 square meters of land and approximately 1,500 square meters of improved space. There is no written regulation of the contractual rights for these properties, but Bezeq believes that this does not create a material exposure. The real estate assets are used by Bezeq for communications activities (exchanges, neighborhood rooms, broadcasting sites, etc.) and for other activities (offices, storage areas, etc.). Some of the properties are undeveloped or partially developed and can be used for other purposes.

Bezeq also leases approximately 290 properties consisting of 63,000 square meters (approximately 280 of these properties have improved space of approximately 9,400 square meters, which are used for communications purposes, while the rest are used for administrative purposes.

Bezeq also has rights to approximately 70,000 square meters, net of land in Sakia, Israel for warehouse and office use. Bezeq is in advanced stages of negotiation with the Israeli Lands Administration, or ILA, to obtain an authorization to prepare development plans for the area.

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

According to a settlement agreement entered into in 2004 between Bezeq, the ILA and the State of Israel, which concerns most of the real estate that was transferred to Bezeq pursuant to the 1984 asset transfer agreement with the State of Israel, the assets remaining in Bezeq's possession have the status of a capitalized lease and are subject to the execution of individual lease contracts (to date contracts have been signed for approximately 90 of the 205 properties for which contracts are required). The settlement agreement allows Bezeq to enter into transactions and to enhance the properties beyond the rights according to plans approved in the settlement agreement and it provides for a mechanism for payment to the ILA for such enhancements, if undertaken, at the rate of 51% of the increase in value of the property following the enhancement (less part of the amounts paid for a betterment levy, if paid). The settlement agreement also provides that 17 properties must be returned to the ILA. Bezeq has returned 15 of those properties and the two remaining properties will be returned after Bezeq receives substitute properties, as provided in the settlement agreement.

Following a review by Bezeq's management, Bezeq’s Board of Directors approved further sales of properties which are not currently utilized or which can be easily vacated without incurring significant expenses. The transition to the NGN allowed Bezeq to increase the efficiency of its network and to vacate and sell some of its real estate assets. The sale of real estate assets that are not active or that can easily be vacated without incurring significant expenses, if and when be sold, may generate NIS hundreds of millions of capital gains for Bezeq, before taxes. During 2012, Bezeq sold 13 properties for approximately NIS 118 million.

Employees

The following table provides data relating to the number of persons employed by Bezeq as of December 31, 2011 and 2012:

	Number of employees
Description of employment framework	2011	2012

Senior managers excluded from application of the Company’s collective bargaining agreements	63	61
Permanent employees employed under collective agreements (without new permanent employees)	2,847	2,742
Permanent employees employed under collective agreements (new permanent employees)	437	596
Employees employed under personal agreements that are not part of the collective agreements	666	635
Employees employed under individual agreements on the terms of the collective agreement	44	26
Employees employed in accordance with the special collective agreement of December 2006, on an hourly basis	1,948	2,288
Employees employed under the special collective agreement of December 2006, on a monthly basis	1,071	1,074
Total	7,076	7,422

The increase in the number of employees in 2012, compared to 2011, is primarily the result of hiring service representatives and customer service technicians in order to improve the level of customer service.

Bezeq’s Board of Directors currently consists of 12 directors, including three external directors, two employee-directors and two “independent” directors pursuant to the Israeli Companies Law. In addition, senior management has 12 member representatives.  Our Chairman, Mr. Shaul Elovitch, also serves as Chairman of the Board of Directors of Bezeq.

On January 17, 2013, Bezeq’s chief executive officer announced that he was resigning as of April 14, 2013. On March 6, 2013, Bezeq’s Board of Directors approved the appointment of Ms. Stella Handler, a former chief executive officer of our company, as the new chief executive officer of Bezeq, as of April 14, 2013.

The members of senior management are employed under personal agreements which include, pension coverage, payment of bonuses based on targets, and additional retirement benefits. Bezeq also allots options to the members of senior management at its discretion.

Labor relations are regulated by the collective agreements between Bezeq, its workers’ representatives and the Histadrut, and by personal contracts. Additionally, expansion orders to certain general collective agreements apply to Bezeq employees, such as cost-of-living increment agreements.

In December 2006, a special collective agreement was signed between Bezeq, its workers’ representatives and the Histadrut, regulating the labor relations in Bezeq following the privatization of Bezeq. Under the agreement, all prior agreements, arrangements and traditional behavior in Bezeq, including the linkage of wages to the public sector, would continue to apply only to the veteran permanent employees. According to the agreement, any hiring of existing and future temporary workers is made on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The agreement sets out limitations on certain kinds of future organizational changes and a mechanism of notification, negotiation and arbitration with the workers’ representatives in the event such organizational changes. The agreement also allowed Bezeq, at its discretion, to terminate the employment of 245 permanent employees in each of the years 2009 – 2013. Under the agreement, during the term of the agreement, two employee-directors will serve on the Board of Directors of Bezeq, to be proposed by the workers’ representatives. The employee-directors are not entitled to payment for their service as directors and do not participate in Board discussions of the terms of employment of senior employees.

On December 19, 2010, an amendment to Bezeq’s collective agreement, which will be in effect until December 31, 2015 (with an option for an extension until December 31, 2017) was entered into. Under the terms of the amendment:

●
Retirement arrangements under the collective agreement were extended to December 31, 2016. Under these retirement arrangements, Bezeq may, at its discretion, terminate the employment of up to 245 permanent employees in each of the years 2010 – 2016.

●	"New Permanent Employees" will be entitled to reduced retirement compensation.

On December 4, 2011, Bezeq's Board of Directors approved the early retirement of 91 employees at a total cost of NIS 80 million. This retirement completed the early retirement plan for 2011 as well as early retirement on account of an option for employee retirement in 2012, based on the terms of the special collective agreement from December 2006 and amended in December 2010. On November 7, 2012, the Board of Directors of Bezeq approved an additional budget of NIS 16 million for the early retirement of 19 employees during 2012. This supplement is in addition to an expense of NIS 16 million which was recognized for updating the provision in 2012. During the course of 2012, 122 tenured employees retired from Bezeq, based on the early retirement plan.

Employee Training

Bezeq conducts in-house training (including through a communications college) by company employees, who are professional experts, and at times with outside assistance in all areas of its operations.  The training activities include professional certification in technology, sales, management, service and other areas. Bezeq also participates in funding university studies and courses at outside facilities for its employees.

Option Plans

Bezeq has two option plans settled in cash through a net exercise mechanism and a phantom option plan, settled in cash. All of the options that were granted are non-transferrable and each option grant will vest in three equal installments. The exercise prices are adjusted for changes in equity and distributions of dividends. Below are additional details as of December 31, 2012:

Name of plan	Number of options granted (before forfeitures) (in thousands)		Number of options in circulation as at December 31, 2012 (in thousands)		Weighted average of exercise price as at December 31, 2012 (NIS)	Weighted average of remaining contractual life
Employee option plan of 2010	69,495	(1)	66,938	(1)	5.16	3
Option plan for senior managers and employees of the Group of 2007	65,250		3,089		2.84	4.25
Phantom options plan for senior officers in the Group granted in December 2010	16,400		16,400		7.91	3

(1)	Subsequent to the date of Bezeq’s financial reports for the year ended December 31, 2012 and until April 22, 2013, 406,000 Bezeq shares were issued pursuant to exercises of options under this plan.

PELEPHONE

General

Pelephone provides cellular communications services and sells and repairs terminal equipment. Pelephone’s revenues include revenue from cellular communications customers (payments for call minutes, regular subscriptions, value-added services and roaming services), revenue from the sale of terminal equipment and revenues from other communications providers with respect to terminal equipment services and interconnect fees.

The Cellular Market

In view of the intensified competition, during the course of 2012 the manner of pricing services in the cellular market changed significantly. Instead of charging customers for actual usage or communications packages which are limited to a certain level of use with additional charges for extra use, the cellular carriers moved to offering unlimited packages. The increased competition and change in the format of the communications packages has led to a significant decrease in average revenue per subscriber and higher churn rates. Average monthly revenue per subscriber dropped by 11.2% in 2012. During 2012, there was an increase in the average monthly minutes used per subscriber, an increase in the number of messages (SMS) sent and a significant increase in the use of data communications (DATA).

The new operators that own infrastructure, the reform in the import of handsets and regulatory changes have led to lower demand for handsets and the amount of cellular terminal equipment sold by the cellular operators. In 2012, Pelephone's revenues from terminal equipment amounted to NIS 1.2 billion, accounting for 27% of total revenues, as against NIS 1.9 billion, accounting for 34.4% of revenues in 2011. The decline in sales of terminal equipment led to a drop in the number of customers, in parallel to a decline in the volume of payments to suppliers of terminal equipment.

The cellular market has been characterized by lower growth rates due to saturation of the market. The penetration rate as at December 31, 2012 was 126%.

The following table provides summary condensed financial information concerning Bezeq’s Pelephone cellular segment for the three years ended December 31, 2012:

	2010	2011	2012

Revenues from services (NIS millions)	4,550	3,637	3,261
Revenues from sale of terminal equipment (NIS millions)	1,182	1,911	1,207
Total revenue (NIS millions)	5,732	5,548	4,468
Operating profit (NIS millions)	1,383	1,360	892
Depreciation and amortization (NIS)	601	561	531
Operating profit plus depreciation (EBITDA) (NIS millions)	1,984	1,921	1,423
Net profit (NIS millions)	1,033	1,056	698
Cash flow from operating activities (NIS millions)	1,219	800	1,728
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	397	382	381
Free cash flow (in NIS millions) (1)	822	418	1,347
Number of subscribers at the end of the period (thousands) (2) (7)	2,857	2,847	2,800
Average number of minutes per subscriber per month (MOU) (3) (7)	349	375	419
Average monthly revenue per subscriber (NIS) (ARPU) (4) (7)	135	107	95
Average monthly revenue per subscriber (NIS) (ARPU) (based on reduced interconnect tariffs) (5) (7)	111	107	95
Churn rate (6) (7)	15.3%	22.9%	22.4%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(2)
Subscriber data does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone services.

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

The competition in the sector increased in 2012 due to the entrance of new competitors and regulatory changes that simplified the mobility of subscribers between cellular companies. This led to a decrease in income and continued high churn rates. The churn rate was 22.9% in 2011 and 22.4% in 2012.

Products and Services

Pelephone provides its subscribers with comprehensive services of voice transmission, transmission of text messages, data communications and advanced multimedia services. Pelephone also offers its customers a broad range of packages and tracks that combine various services.

The following describes the services that Pelephone provides for its customers:

•
Basic telephone services (voice) – including basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID.

•	Browsing and data services – Internet browsing using a mobile device with maximum download speeds of 42 mbps. Pelephone also offers its customers Internet browsing by means of a cellular modem.

•	Messaging service – a service for sending and receiving SMS text messages and multimedia MMS messages.

•
Content services - Pelephone offers its customers content services such as information and entertainment services on Pelephone's Internet portal, navigating services, Super TV and musixmatch, which makes it possible to listen to a variety of music via cellphone and PC.

•
Roaming services – Pelephone provides roaming services based on agreements it has with cellular operators abroad, enabling it to use their networks.  Pelephone is able to offer its customers with handsets in that technology, roaming services using their personal handsets to countries all over the world, and also provides these customers with roaming coverage in 212 countries. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

•
Repair services – Pelephone offers its customers a repair service for a monthly payment entitling the customer to a warranty for the cellular handset, or for a one-time payment at the time of repair. Pelephone provides its customers with these services, and in addition, it provides, as part of hosting agreements, basic telephone (voice) services, surfing and data communications services, sending and receiving text messages, and roaming services to other cellular operators (Hot Mobile and Rami Levy).

•	Handsets – Pelephone offers its customers various types of cellular telephone, on-board telephones and hands-free devices, as well as support for its range of services.

•	Pelephone also supplies its customers with modems, laptop computers and tablets for surfing the Internet through the Pelephone network.

Cellular technologies used by Pelephone

Technological developments in terminal equipment and the desire to widen the range and quality of the services offered to the customers compel the cellular operators to periodically upgrade their network technologies, mostly on Generation 3.5 UMTS/HSPA technology. Pelephone currently operates communications networks based on two main technologies:

•
UMTS/HSPA, a digital technology based on the GSM standard. This technology is widespread throughout the world and enables subscriber identification and the provision of service by means of a SIM card, which can be transferred from one handset to another. Among the advantages of this technology is its support for download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. This cellular communications network is Pelephone’s primary network.

•
CDMA, a digital technology, which is less widespread than UMTS/HSPA and in which subscriber identification is by the identification of details burned onto the terminal equipment rather than by means of a SIM card. Until 2009, the CDMA network was Pelephone's only network and it continues to operate nationwide. This network serves a limited number of subscribers who seldom use the network.  Since the UMTS/HSAP network was launched, Pelephone has sought to transfer existing subscribers from CDMA to UMTS/HSPA, and offers subscribers an upgrade of their handsets to connect to the new network. It is not increasing its investments in the CDMA network beyond the needs of current maintenance.

The cellular communications market is dynamic and is characterized by frequent technological changes in all its areas of operation (handsets, network technology and value added services). These changes impact the segment of operation on a number of levels: technological developments in terminal equipment and the desire to widen the range and quality of the services offered to the customer require cellular operators to periodically upgrade their network technologies. Pelephone constantly reviews new technologies that come onto the market and the need to upgrade its existing network technologies, depending on competition and the economic viability of the investment.

LTE technology is a data transfer technology based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology.  This technology is used by many operators around the world. In 2012, smartphones which support this technology were introduced into the Israeli market, including the iPhone 5. In March 2012, the Ministry of Communications published a work plan on this subject. As at reporting date there is no certainty as to the allocation of a frequency range for use of LTE technology.  Such a policy, as well as technological developments in this area, could have a significant effect on Pelephone.  Pelephone expects that during 2013, the Ministry of Communications will make progress on the proposed tender for allocating LTE frequencies and will allocate the frequencies.

The penetration of smartphones, cellular phones with integrated operating systems allowing the use of advanced applications, has led to a rise in the consumption of data transfer services while increasing the supply of alternative applications and services to the Pelephone products and services provided by other entities. Pelephone expects that as a result of the decrease in tariffs and the increase in the number of subscribers using smartphones, there will be greater use of data communications and the average number of minutes used per subscriber will increase. Technologies that enable voice telephony and Internet (data) services in a VoC network could compete with Pelephone's services and materially affect its operations in the future.

In 2013, Pelephone expects to continue to invest in its UMTS/HSPA network and solidify its position as the fastest, highest quality and most advanced network. Together with the investment in the network, Pelephone expects to launch and promote several services which will help increase its revenues and improve its image compared with competitors. These services include anti-virus, data storage and backup, music and video services and surfing packages for tablets and cellular modems (Netstick).

Pelephone's UMTS/HSPA infrastructure is based principally on two switch farms that are connected to more than 2,100 sites.  Subsequent to the launch of the UMTS/HSPA network, Pelephone expanded the network. Investments in 2013 are projected to be NIS 396 million, including continued significant enlargement of network capacity, consistent with its investment of NIS 381 million in 2012.

Pelephone paid approximately NIS 32 million in royalties for 2012, or 1.3% of its revenues subject to royalties. For 2011, Pelephone paid approximately NIS 48 million, or 1.75% of its revenues subject to royalties.

Standards

Pelephone conducts routine durability and quality control tests of its facilities.  Pelephone complies with the requirements of Israeli Standard ISO 9001, 2008 version for mobile radio telephone (cellular) services and it undergoes periodic inspections by the Standards Institute of Israel to confirm compliance with the standard. The current control and quality certifications (IQC) are valid through December 2013.  Once a year, an inspection is conducted to ensure that Pelephone's operations comply with the requirements of the standard. The last inspection was carried out in December 2012 and was successful.

The following table provides a breakdown of Pelephone’s revenues by product and service for the three years ended December 31, 2012:

	2010	2011	2012
	(in NIS millions)

Revenue from services (1)	4,550	3,637	3,261
Percentage of total revenue	79.4%	65.6%	73.0%
Revenue from terminal equipment	1,182	1,911	1,207
Percentage of total revenue	20.6%	34.4%	27.0%
Total revenue	5,732	5,548	4,468

(1)
Revenue from services includes revenues from cellular services (airtime, usage fees, call completion fees, roaming fees, value added services and others), and revenues from repair services and warranty.

Competition

Until 2012, four companies with a general license for the provision of cellular services operated in Israel's cellular communications market. During 2012, a number of other cellular operators began to operate. The entry of the new operators has led to intensified competition, resulting in higher churn rates among the existing operators, a significant decrease in tariffs and consequently a decrease in profits. Pelephone's principal competitors, Cellcom, Partner and Hot (since February 2012), also provide Internet access services (ISPs) and domestic communications, and they market diverse joint service packages.

During 2011, Hot Mobile and Golan Telecom won a tender to receive frequencies and licenses for cellular operators that own infrastructure.  Following a required deployment of a cellular network that initially covers 10% of the population of the State of Israel, the new operators are able to utilize the existing operator networks for a period of up to seven years (with a possible extension based on approval for three more years) based on the national roaming model. According to the tender, Hot Mobile and Golan Telecom are scheduled to pay NIS 710 million and NIS 360 million, respectively,  in license fees at the end of five years.  To guarantee payment of the license fees, the two new operators provided bank guarantees in favor of the Ministry of Communications in the amount of the above mentioned license fees.  Such license fees will be reduced by one seventh (approximately 14.3%) for every 1% market share accumulated in the private sector over a five-year period from the date of grant of the license. Accordingly, if a new operator is able to gain 7% of the private market it will not be required to pay any license fees. In May 2012, Golan Telecom and Hot Mobile launched their operations, which immediately caused intensified competition in the cellular market among all the cellular operators. After launching their operations, Golan Telecom and Hot Mobile offered customers cellular communications packages which were significantly cheaper than the packages offered by the incumbent cellular operators. Pelephone and the other cellular operators responded to this new competition by offering new packages that reflect a substantial decrease in revenue per subscriber.

In addition, following the government's decision to encourage competition in the cellular market, nine MVNO licenses were granted to virtual operators (cellular operators that do not own their own infrastructure and provide their services using the networks of the existing operators). To the best of Pelephone's knowledge, only three of the MVNO license holders actually provide services: Rami Levy, Hot Mobile, and Alon Cellular.

The table below shows, to the best of Pelephone's knowledge, the approximate numbers of subscribers of Pelephone and its competitors in 2011 and 2012 (in thousands of subscribers), not including virtual operators.

		Pelephone	Partner	Cellcom	Golan Telecom (1)	Hot Mobile	Total in market
At Dec. 31, 2011	No. of subscribers (2)	2,847	3,176	3,349	-	444	9,816
	Market share	29.0%	32.4%	34.1%	-	4.5%
At Sep. 30, 2012	No. of subscribers (2)	2,839	3,042	3,338	110	687	10,016
	Market share	28.3%	30.4%	33.3%	1.1%	6.9%

(1)	Since Golan Telecom is a private company, it does not publish data about numbers of subscribers. The numbers in the table are an assessment.

(2)
The numbers of subscribers are as at September 30, 2012 and December 31, 2011, based on the reports of Cellcom, Partner and Hot Mobile to the public. (Hot Mobile is now a private company and therefore its figures are based on estimates.)

The number of subscribers of the virtual operators (MVNOs) is estimated to be approximately 100,000 subscribers, or approximately 1% of all cellular subscribers, as at December 31, 2012.

In 2012, Partner launched a discount brand called 012 mobile, and Cellcom introduced a communications package offering a combination of cellular communications, fixed-line communications, Internet and international calls. Pelephone responded to this new competition by introducing similar new packages which reflect a substantial reduction in revenue per subscriber.

During the second quarter of 2012, Pelephone’s competitors offered "unlimited" communications packages for the first time. In these packages, the subscribers can pay fixed usage fees and receive unlimited use of the services in accordance with the terms of their plans. These packages are the principal packages currently being offered in the cellular market, alongside the basic packages which include low usage fees, if any, allowing customers to use the services up to a certain amount (with additional charge for over-usage).

Pelephone expects these trends to continue in 2013, leading to a significant decrease in revenues and profitability. Pelephone is introducing streamlining measures in an effort to reduce the impact of these trends on its margins.  This intense competition has led to a higher churn rate and significantly lower prices for communications packages for hundreds of thousands of subscribers.

Positive and negative factors that affect the competitive status of Pelephone

The positive factors that affect Pelephone’s competitive status are:

•	A high quality cellular network with extensive deployment;

•	A high-speed, advanced cellular network;

•	A broad array of services and diverse service interfaces for customers, enabling a high grade of customer service;

•	A distribution network that is skilled in providing appropriate solutions for every type of customer, with a skilled staff;

•	Strong capital structure and positive cash flow; and

•	Use of the Pelephone network by other cellular operators.

The negative factors that affect Pelephone’s competitive status are:

•
As a subsidiary of Bezeq, Pelephone is subject to regulatory restrictions, which do not apply to its competitors,  with respect to its entry into other areas of operation and the expansion of its service bundle for customers;

•	Limitations relating to its joint activities with Bezeq, including the marketing of joint service bundles;

•
The frequencies available to Pelephone might not be suitable, in certain cases, to the application of new cellular technologies that are under development. This could impede Pelephone in applying new technologies and could also impact adversely on its competitive status with other license-holders who may have frequencies that are suitable for those technologies and Pelephone may encounter difficulties in obtaining new frequency allocations; and

•	A disadvantageous position in the pre-paid market (use of terminal equipment at lower cost), due to the absence of a range of low-cost terminal equipment that operate in the UMTS/HSPA network.

Critical success factors in Pelephone’s market position and the changes occurring in the market

Pelephone has addressed the strong competition in this sector by streamlining its operations and completing the nationwide deployment of an advanced and high-quality network. Pelephone seeks to retain its technological leadership by regular maintenance of the network to a high standard and significant and regular investments in the cellular infrastructure, both for quality coverage of the whole country, which is a basic condition for providing Pelephone's services, and in order to provide customers with the most advanced services by means of the most advanced infrastructure and technology. Another factor that has contributed to Pelephone’s success is its nationwide deployment of sales and service centers that provide efficient customer support and service.

The principal entry barriers to the cellular market are:

•	The high penetration rate in the cellular market;

•	The need for a cellular license, the allocation of frequencies, which involves high costs and the subjection of operations to the regulatory supervision that applies to the market;

•	The need for significant financial resources necessary to make substantial and ongoing investments in infrastructure resulting from frequent technological changes and advances; and

•	The difficulty in erecting radio sites due to regulatory limitations and public opposition.

These entry barriers do not apply to virtual operators and new cellular operators that own infrastructure which benefit from considerable easements granted to them to enable entry into the segment.

The principal exit barriers to the cellular market are:

•      The large investments and the time required to recoup such investments; and

•      The commitment to provide services for customers arising from the terms of the cellular license and agreements made in accordance with those terms.

Customers

At the end of 2012, Pelephone had approximately 2.8 million subscribers.  The table below provides the revenues from Pelephone’s private and business customers in each of the three years ended December 31, 2012 (in NIS millions):

	2010	2011	2012

Revenues from private customers	2,899	2,985	2,461
Revenues from business customers (1)	2,833	2,563	2,007
Total revenue	5,732	5,548	4,468

(1)	Revenues from business customers include revenue from hosting agreements which amounted to NIS 129 million in 2012.

In addition to Pelephone's end-user subscribers, Pelephone provides services subject to hosting agreements to other cellular operators that use Pelephone's network to provide services to their customers.

Pelephone has an agreement with the Accountant General in the Ministry of Finance to supply mobile telephone services to government ministries through February 2014.  Pelephone has an option to extend this agreement for two additional years. As of December 31, 2012, Pelephone was supplying end equipment and mobile telephone service to 106,000 subscribers in the framework of this agreement.

Tariffs

The interconnect fees (call and text message (SMS) completion fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations, which set the interconnect tariffs to be paid to domestic carriers, as well as limitations on the interconnect tariffs to be paid to a cellular operator. The other tariffs collected by Pelephone from its customers are not controlled, but the types of payments it can collect from its subscribers and the mechanisms for setting regulated tariffs, are regulated in the license.  Commencing January 1, 2011, the interconnect tariffs were lowered significantly. The tariffs, which are denominated in agorot (100 agorot are equal to 1 NIS) are linked to an index (the base index being the average CPI for 2009), and both VAT and the rate of royalties applicable to cellular operators multiplied by the indexed interconnect tariff will be added.

Below are the interconnect tariffs in agorot for the cellular operators as of December 31 of each year, which do not include VAT and are calculated at the royalty rate agreed upon by the government and the Supreme Court:

	2010	2011	2012	2013	From 2014 onwards

Call minute completion tariff	25.1	7.28	6.80	6.43	6.01
SMS (text) completion tariff	2.85	0.17	0.16	0.15	0.14

Pelephone pays the other cellular operators interconnect fees for calls originating in its network and terminating in their cellular networks, while the other operators (cellular, domestic and international) pay Pelephone interconnect fees for calls terminating in its cellular network.

The table below indicates Pelephone’s interconnect revenues from the other communications networks in respect of incoming text messages (SMS) to its network and its expenses in respect of interconnect fees paid to the other cellular networks during the three years ended December 31, 2012 (in NIS millions):

	2010	2011	2012

Revenue	1,054	343	363
Expenses	813	265	300

The figure is calculated according to the relevant minutes and SMS messages actually used/transmitted in the previous period, multiplied by the difference between the interconnect fees in the present period and the interconnect fees in the corresponding period.

Marketing

Pelephone’s distribution system is based on 40 service and sales centers, including facilities throughout Israel, which provide service, customer sales, repairs or provision of substitute handsets while a handset is under repair, installation of handsets, and customer retention. The distribution system is reinforced with stores and stands at 90 points of sale, some of which are operated by Pelephone employees and others by authorized dealers. In addition, Pelephone utilizes dealers who operate a door to door system, and service and sales representatives for the business sector. As a rule, payment to the dealers is in the form of a commission on sales.

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

As part of the approval of the merger of Bezeq and Pelephone on August 26, 2004, restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which Bezeq holds a monopoly, prohibiting the bundling of the supply of certain products by either of the companies when purchasing products or services from the other and limitations on certain joint activities. In October 2010, certain restrictions were removed, particularly the sweeping ban on joint marketing of Bezeq’s and Pelephone's services. Nevertheless, the conditions include certain restrictions on the joint marketing of services.

Regulatory changes in the cellular market

Over the past few years, the Ministry of Communications has promoted various regulatory actions to increase competition in the cellular market. These actions have materially impacted the structure of the market and the competition in it.

In July 2011, the Ministry of Communications issued a press release listing the following main recommendations of the inter-ministerial committee on "the sharing of infrastructures in the cellular market:”

●	A model of forced sharing of sites will be defined, giving preference to the possibility of involving the new operators;

●	Obtaining a permit to set up a site will be conditional on a proposal for cooperation for all operators;

●	The operators will be obligated to erect sites that facilitate sharing with up to four participants;

●	All the components and infrastructures used for broadcasting from the facility will be shared, excluding active designated equipment (radio equipment);

●	That the costs of sharing sites be shared; and

●	All license holders will be encouraged and obligated to reduce the number of unshared sites each year.

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

Domestic roaming agreements

In November 2011, Pelephone signed an agreement with Hot Mobile, according to which Hot Mobile will acquire from Pelephone (exclusively) domestic roaming services for its subscribers on Pelephone's UMTS/HSPA network and the parties will cooperate on the sites. The agreement is until December 31, 2014.

Following a malfunction on Pelephone's network in February 2013, which lasted less than four hours, Hot Mobile sent a letter to Pelephone demanding compensation for the malfunction and stated that it was entitled to enter into national roaming agreements with other operators, despite its exclusivity agreement with Pelephone. Pelephone rejected this demand outright in a detailed reply.

In October 2011, Cellcom announced that it had signed a domestic roaming services agreement and an agreement to share infrastructure with Golan Telecom.

Reform of exit penalties

In the past, agreements with customers included exit fees if the customer terminated an agreement before the end of the commitment period. In 2011, the amount which could be collected from a cellular subscriber for terminating an agreement before the end of the commitment period was severely restricted and in March 2012, customer exit penalties were completely eliminated for customers that have up to 100 phone lines.

Separation between the sale of terminal equipment and the sale of cellular services

In January 2013, an amendment to the Communications Law became effective, under which a license holder may not make a subscriber's commitment to receive cellular services dependent on that subscriber's agreement with it or with any other license holder to purchase, rent, borrow or lease terminal equipment, either in one agreement or in separate agreements, including by way of providing a discount or any other benefit in one agreement that is dependent on the other agreement.  In the past, the principal sales method was to offer discounts on the price of the services that are dependent on the purchase of the terminal equipment in the customer's possession. This amendment has had a negative effect on the sale of terminal equipment.

Import of Cellular Handsets

In September 2012, a reform of the regulations relating to the importation of cellular handsets became effective.  The reform includes an exemption from obtaining a trade license and an exemption from the need to obtain approval for the import of cellular devices that comply with accepted European and American standards. Pelephone believes that implementation of the reform may intensify competition in the terminal equipment market.

Ministry of Communications policy concerning WiFi

In October 2012, a Ministry of Communications hearing was published on the grant of an exemption from the need to obtain a license to establish and operate access points which operate on WLAN (WiFi) technology frequencies. The hearing document includes, among other things, an option to allow Domestic Carrier operators, but not cellular operators, to provide services on a best effort basis utilizing this technology as part of their existing licenses.

Pelephone submitted its comments on the hearing in which it objected to the exclusion of the cellular operators from the arrangement, based in part on the fact that the use of the WiFi technology is critical for cellular operators, as this technology is currently an important instrument in regulating loads on the mobile radio telephony (cellular) networks. Additionally, Cellcom and Partner have Domestic Carrier licenses, allowing them to use WiFi technology according to the proposed arrangement, while discriminating against Pelephone and putting it at a disadvantage against its competitors. No decision or response has been received from the Ministry of Communications on this hearing.

Statutory provisions relating to the environment that are applicable to Pelephone's operations

The broadcasting sites used by Pelephone are "sources of radiation" as defined in the Radiation Law and the erection and operation of these sites, excluding those listed in the Schedule to the Radiation Law, requires a radiation permit. The law incorporates a two-step licensing mechanism: the applicant first requests a permit to construct a radiation source, or the Erection Permit, which remains in effect for no more than three months and can be extended by the commissioner for up to nine months; and then a permit to operate the radiation source, or the Operation Permit, which remains in effect for five years or as otherwise determined by the Minister for Protection of the Environment.

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

A small number of city engineers from local municipalities have acted according to the mechanism provided in the law and have announced that in their opinion, a particular access facility requires a building permit, and have objected to the grant an Operation Permit for that facility.

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

Transparency for consumers

Pelephone is subject to laws that define obligations to publicize and inform customers about the sources of the radiation that it operates and the mobile handsets that it supplies. The Radiation Supervisor at the Ministry for Protection of the Environment publishes information on the Ministry's website about active cellular broadcasting facilities and those that are under construction. The Ministry for Protection of the Environment continuously monitors the cellular broadcasting facilities that Pelephone erects and operates, as it does to the other operators. On its website, Pelephone publishes information about radiation emitted from cellular phones and Ministry of Health regulations regarding preventive caution when using cellular phones.

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

Wireless Telegraph Ordinance

The Wireless Telegraph Ordinance regulates the use of the electromagnetic spectrum and is applicable to Bezeq’s use of radio frequencies as part of its infrastructure. Under the Telegraph Ordinance, the establishment and operation of a system using radio frequencies requires a license, and the use of radio frequencies requires designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies. For several years, the Government has been coping with the existing shortage of radio frequencies for public use in Israel, by limiting the number of licenses issued for the use of frequencies, on the one hand, while increasing fees payable in respect of the allocation of frequencies on the other. The shortage of frequencies may cause difficulties in implementing certain technologies.

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

The licensing of cellular broadcasting sites that require building permits is governed by NOP 36. The purpose of NOP 36, which came into effect in 2002, is to regulate the deployment and manner of setting-up broadcasting facilities, so that the entire country is covered for transmission and reception, with minimal damage to the environment and the landscape. Pelephone and its competitors have encountered difficulties in obtaining some of the required approvals, and in particular approvals from planning and building authorities. There is a pending proposal to amend NOP 36, which may result in more stringent regulations that could complicate and impede the process of obtaining building permits for cellular sites. Pelephone is aware of an initiative to appoint a joint technical consultant to the Ministry of the Interior and the Ministry of Communications to assist in the review the proposal to amend NOP 36.

Pelephone’s ability to maintain and preserve its cellular service quality as well as its coverage is partially dependent on its ability to set up cellular sites and install infrastructure equipment, including broadcasting sites. Any difficulties encountered by Pelephone in obtaining the required permits and approvals may adversely affect the performance of its existing network and the establishment of additional cellular sites required by the network. The inability to resolve these problems on a timely basis may prevent Pelephone from attaining the service quality goals specified in its license.

A number of sites established several years ago still do not have approvals from the Civil Aviation Administration and the Israeli Defense Forces even though the applications for the approvals were submitted years ago. Similarly, there are administrative or other delays in some planning and building councils in the issue of building permits for sites. Therefore, Pelephone is operating a number of broadcasting sites that have not yet received building permits. Pelephone has applied to the planning and building authorities for the building permits and these applications are at various stages of discussion and approval.

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

Pelephone's cellular licenses

Pelephone’s general license is valid until September 8, 2022. In addition, in April 2001, the Civil Administration for the Administered Territories granted Pelephone a general license for the provision of cellular services in the Administered Territories that is valid until September 2022 and the provisions of the general license granted to Pelephone by the Ministry of Communications are also applicable to this license. The following are the principal provisions of Pelephone's general cellular license:

●	Under certain circumstances, the Minister is entitled to modify, restrict or suspend the terms of the license, and in certain instances to revoke it.

●
The license is non-transferable, and it contains restrictions on the acquisition or transfer (including by means of a charge), directly or indirectly, of control of 10% or more of any means of control in Pelephone, including an encumbrance on such means of control, unless the Minister has given his consent beforehand.

●	Pelephone is obliged to provide interconnect services under equal terms to all other operators and must refrain from any discrimination in the implementation thereof.

●	Pelephone must refrain from giving a preference in providing its infrastructure services to a licensee with an interest (as defined in the license), such as a related party, over another licensee.

●
Pelephone is generally not entitled to sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, except as stipulated in the license.

●	In periods of emergency, the relevant governmental authority may issue certain instructions to Pelephone with respect to its mode of operation and/or manner of provision of services.

●
The license sets forth the types of payments that Pelephone may collect from its subscribers for cellular services, mechanisms for setting tariffs, reports that Pelephone must submit to the Ministry of Communications and also the duty of serving notice to the Ministry of Communications prior to modifying its tariffs. The license also determines the Minister’s power to intervene in setting tariffs in certain instances.

●
The license commits Pelephone to provide a minimal standard of service, including setting up of service call centers, the determination of a maximum period for repair of malfunctions, an accounts collection procedure and protection of the privacy of the recipient of the service.

●
To secure Pelephone's undertakings and to compensate and indemnify the State of Israel for any damage caused by acts committed by Pelephone, Pelephone is required to furnish a bank guarantee of $10 million, which is subject to forfeiture.

Changes in Pelephone’s license

In January 2013, the Ministry of Communications published a hearing on “Charges for roaming services abroad,” with the following principal points

•	New and existing subscribers browsing services abroad would be blocked by default.

•	An alert via text message (SMS) would be sent to subscribers who have purchased an overseas roaming package and reached a utilization rate for each component of the package purchased.

•	Subscribers would be blocked from using roaming services abroad after the have fully utilized the package they purchased.

•	Subscribers who use overseas roaming services only occasionally would be blocked when their bill reaches approximately NIS 100.

Pelephone's revenues from roaming services could be adversely affected depending on the results of this hearing. Pelephone submitted a detailed response to  the Communications Ministry and asked that a hearing be held before a decision is made.

Suppliers

Terminal equipment suppliers

Pelephone sells a wide range of cellular telephones and auxiliary accessories (such as batteries, hand-free kits, earphones, data cables and chargers). Pelephone also maintains spare parts to supply repair services to its customers and an inventory of used handsets.

Pelephone purchases the terminal equipment and accessories from a variety of suppliers and importers in Israel. Contractual engagements with most of the suppliers are based on framework agreements setting forth the technical support provided by the supplier for the terminal equipment it supplies, availability of the spare parts turnaround time for repairs. These agreements do not include a commitment to make acquisitions, which are implemented regularly by means of purchase orders. Generally, if an agreement with a particular supplier of terminal equipment is cancelled, Pelephone can increase the quantity purchased from other suppliers or purchase equipment from a new supplier.

Pelephone has an agreement with Apple Distribution International for the purchase and distribution of iPhone handsets in Israel, which is in force until May 2013.  Pelephone is negotiating to extend the agreement, which will probably include an undertaking to purchase a minimum quantity of handsets. These handsets account for a substantial percentage of the handsets sold by Pelephone. In 2012, Pelephone's purchases from Apple accounted for less than 10% of its purchases from all of its suppliers. Other than Apple, the purchase of terminal equipment among the other suppliers is such that it does not create any significant dependence on any one equipment supplier or model.

An agreement between Pelephone and Eurocom Cellular Communications Ltd., the Israeli distributor of Nokia and ZTE terminal equipment, regulates the purchase and supply of Nokia and ZTE products to Pelephone and the maintenance service for those products, through December 31, 2015. The agreement was approved by the general meetings of Pelephone and Bezeq, as a transaction in which the controlling shareholder of Bezeq has a personal interest (Eurocom Cellular Communications Ltd. is an affiliate of our controlling shareholder).

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

Equipment, Software, Computer Systems and Databases

Pelephone's equipment includes infrastructure equipment of the core network, radio sites, electronic equipment, computers, vehicles, terminal equipment, office furniture and equipment, and improvements to leased premises.

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

Pelephone’s headquarters are located in Givatayim, Israel, and cover a total area of 17,800 square meters. The lease for these premises expires on December 31, 2015 and there is an option to extend the lease until November 2020. Pelephone leases 58 service and sale centers throughout Israel and has additional lease agreements with respect to warehouses, offices and telephone call centers which it uses for its operations.

Some of the leased communications sites are in areas owned by the ILA. Pelephone entered into an agreement with the ILA to use land in those areas for the erection and operation of communications sites. Among other things, the agreement regulates payments to which the ILA is entitled for the period ended December 31, 2010. At the end of the term of the agreement and in the event of its cancellation for causes, Pelephone must vacate the site. To the best of Pelephone's knowledge, the other cellular operators have similar agreements with the Administration.  Since 2010 negotiations have been held with the Administration to conclude the terms for further use of the sites in the Administration areas. In October 2012, ILA began to use umbrella agreements with the cellular operators. The terms under the umbrella agreements are for the use of the sites for the period from January 1, 2011 until December 31, 2019.

Employees

The table below provides data with respect to the number of Pelephone employees at December 31, 2011 and 2012.

	2011	2012

Management and HQ	279	223
Content and product marketing	96	57
Service – Private customers	2,206	1,592
Business customers	533	463
Operation and logistics	344	347
Engineering and information systems	583	505
Total	4,041	3,187

All Pelephone employees are employed under standard personal agreements according to their professions and the roles in which they are employed. Most of Pelephone's employees are employed under monthly or hourly wage agreements. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. Pelephone customarily gives its employees and managers bonuses and incentive pay on a monthly, quarterly or annual basis, depending on the attainment of defined targets and on the type of work done by the employee.

Pelephone received a notice from the Histadrut in September 2012, that it constitutes a representative workers union of Pelephone employees.  On November 26, 2012, Pelephone received a notice from the Histadrut of a strike beginning December 10, 2012, due to its alleged failure to recognize the Histadrut as a representative organization and its refusal to conduct negotiations on a collective agreement, as well as wage-related demands and employee dismissal issues.  On January 7, 2013, Pelephone notified the Histadrut that it recognized it as the representative organization for Pelephone and the parties began to negotiate a collective labor agreement. The negotiating process may cause some labor unrest and harm Pelephone's on-going activity. The collective labor agreement may limit management flexibility and impose additional costs on Pelephone.

BEZEQ INTERNATIONAL

General

Bezeq International provides communication solutions to its customers in the private and business sectors in four key areas of operation: (i) Internet access services; (ii) international and domestic telephony services; (iii) network end point, or PBX, services; and (iv) ICT solutions.

The following table reflects Bezeq International’s revenue (in NIS millions) for the three years ended December 31, 2012:

	2010	2011	2012

Revenues from international carrier services	501	413	383
% of total revenues	36.30%	30.51%	28.58%
Revenues from Internet and communication services for businesses (ISP, ICT, data)	879	941	957
% of total revenues	63.70%	69.49%	71.42%
Total revenue	1,380	1,354	1,340
Operating profit	320	241	219
Depreciation and amortization	94	109	136
Operating profit before depreciation and amortization	414	350	355
Net profit	254	182	160
Cash flow from current activities	292	243	272
Payments for investments in property, plant and equipment and intangible assets(1)	180	288	173
Free cash flow (2)	112	(44)	99
Churn rate (3)	12.7%	12.6%	18.4%

(1)	The item also includes long-term investments in long-term assets.
(2)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

In 2012, there was a continued slow-down in the growth rate of high-speed Internet users compared to previous years, while the upgrade of the Internet infrastructure in Israel by Bezeq and HOT continued, marked by the availability of a range of speeds from 10MB through 100MB on Bezeq's NGN network and HOT's UFI network. In addition, in 2012, the trend of selling service bundles continued as did the trend for increased sales of value-added services. This has led to market saturation (approximately 68% of Israeli households are connected to the Internet), with competitors attempting to differentiate themselves by strengthening customer loyalty.

As a rule, an increase in demand for higher bandwidth requires an increase from time to time in Bezeq International’s Internet bandwidth capacity. In January 2012, Bezeq International launched its Power NGN network, a high-speed Internet access network which relies on the advanced technology capabilities of the new submarine cable that it owns, or the Jonah Cable, together with its new state-of-the-art core and access systems.

Products and Services

Voice services. In the voice services sector Bezeq International provides: (i) international direct dialing, or IDD, services to private and business customers; (ii) toll-free number services for business customers overseas; (iii) international call routing and termination services – transfer of international calls between foreign communication providers (hubbing); (iv) calling card services enabling prepaid and postpaid dialing from and to Israel; and (v) outbound dialing services from Israel to other countries. Bezeq International also provides domestic telephony services by means of VoB through its subsidiary, B.I.P. Communications Solutions (Limited Partnership), or BIP.

Internet services. In the Internet services sector Bezeq International provides: (i) Internet access services for private and business customers, including terminal equipment and support, with an emphasis on broadband Internet based on ADSL transmission or cable infrastructures; (ii) hosting services – website and server hosting and co-location services in a designated data center, or IDC; (iii) installations, including value-added services (such as monitoring and control); (iv)  information security services (services securing Internet connections and LAN networks using the required terminal equipment or software), including monitoring; (v) data services with IP based international data communication solutions for business customers; and (vi) high-speed wireless (WIFI) access, including in various public locations (hotspots).

International data service. Bezeq International supplies international data communication solutions for business customers, including customized global deployment. The customer is able to choose from a range of the most advanced data communication methods through the optic cables deployed from Israel to Europe including Bezeq International's own Jonah Cable system and networks of other leading global telecom providers, such as BT, which make available to its customers their sophisticated global network services.

PBX services. Bezeq International markets and provides maintenance and technical support services for advanced PBX systems sold by a wide range of manufacturers. Bezeq International also provides managed telephony exchange services for enterprises and business compounds.

Business customer services. As part of its comprehensive ICT solutions business, Bezeq International provides extensive communications services, including: international data communication services, server and website hosting services, ICT systems' technical maintenance and support services, networking and system services, outsourcing and out-tasking services, security and risk management solutions and IP based managed services,  as well as innovative cloud computing services.

Jonah Cable. On November 1, 2010, Bezeq International entered into a turnkey agreement with Alcatel-Lucent Submarine Networks for the laying of a submarine optic communication cable, known as the Jonah Cable, between Israel and Italy. In 2011, Bezeq International purchased indefeasible rights of use in a terrestrial infrastructure which links its point of presence in Italy to sites in Western Europe. In December 2011, Alcatel-Lucent Submarine Networks successfully completed the installation of the Jonah Cable and commercial service using that cable was initiated. At that time, Bezeq International entered into agreement with the MECMA consortium for maintenance of the cable.  In January 2011, Tamares Ltd. announced that it completed laying a submarine cable between Israel and Cyprus and the purchase of continuing capacity to Western Europe. On November 3, 2011, the Ministry of Communications published a hearing concerning regulation of the submarine cable sector. The decision of the Ministry of Communications on this matter could affect the activities of Bezeq International in this market.

Technology. Bezeq International utilizes Veraz SoftSwitch switches to route its voice traffic, and its value-added services, including dialing cards, are based on an intelligent network.

Customers

Bezeq International has no customer whose revenues account for over 10% of its revenues. Below is a breakdown of revenues (in NIS millions) from private and business customers:

	2010	2011	2012

Revenues from private customers	523	540	546
Revenues from business customers	857	813	794
Total revenues	1,380	1,354	1,340

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

Competition

During 2012, cellular operators began to offer international direct dial services as part of the unlimited packages they offered.  This resulted in an increase in call minute volume in the fourth quarter of 2012.

At the end of 2012, there were eight competitors in the International telephony services market: 014 Bezeq International, 013 Netvision, 012 Smile, 018 Xfone, HILAT Telzar International Communication Services Ltd., Golan Telecom, Hot Mobile and NGN International Communications 015 Ltd. The international call market in Israel has in recent years been characterized by a decrease in call volume. In 2012 and 2011, the volume of call minutes (incoming and outgoing) decreased by 0.7% and 4.4%, respectively.  Bezeq International estimates that its market share of outgoing international calls from customers in Israel is 27.2% compared to a market share of approximately 30% at the end of 2011.

There are a number of competitors in the Internet access services market, including Bezeq International, 013 Netvision which merged with Cellcom, 012 Smile, which merged with Partner, Hot Net (which began providing internet access services under a special license to provide ISP services in February 2012) and two minor niche players. To date, approximately forty companies have received licenses to provide Internet access, five of which have international operator (ITS) licenses.  Bezeq International believes that its market share of the Internet services sector is 38.85% compared with a market share of 37.5% at the end of 2011.  While there has been growth in the Internet access segment in recent years in terms of the number of customers, the rate of growth is slowing as a result of the saturation of penetration rates. Approximately 68% of all households in Israel are connected to the Internet, which is a high penetration rate in comparison with the rest of the world. There are currently two principal infrastructure alternatives for customers in the market, Bezeq's ADSL and the HOT cable infrastructure. HOT frequently cooperates with Bezeq International’s direct ISP competitors and provides ISP services through its subsidiary, HOT-Net.

Bezeq International's estimate of its market share in the Internet access sector is based on a calculation of the ratio between the number of subscribers it has, and the total number of ISP subscribers (based on public data regarding Internet infrastructure services provided by Bezeq and HOT).

Bezeq International is facing new competitors in its provision of communications solutions to the business sector from companies such as Binat, Taldor and IBM. In 2012, Bezeq International continued to establish its position in the ICT market and to gain recognition and accreditation from leading providers in the market. In addition, the continued penetration of VoIP technology (such as Skype) intensified the competitive environment.

The traditional field of PBX (telephone exchanges) is characterized by a large number of competitors and by fierce competition which has given rise to an erosion of service prices. Bezeq International’s most prominent competitors are Tadiran, Eurocom, GlobeCall and Tel-Yad. Data communications and IP telephony (adapting switchboards and terminal equipment to IP technology) is characterized by the entry of new players from the IT world. These companies include Binat, Teldor, Malam Tim and IBM. These companies are substantially different from traditional PBX service companies and operate on a higher technological level. New operators are entering the market with the intention of providing customers with total communications solutions such as telephony, transmission, data communications, Internet, and information security.

 Principal entry and exit barriers

The principal entry barrier in the international call market is the requirement for a license under the Communications Law and investments in infrastructure (the amount of investment in infrastructure is lower than the required amount of investment in a domestic carrier or cellular infrastructure), which is affected by frequent technological changes. However, changes in the licensing policy, as described below and the expansion of the use of VoIP technology have significantly reduced the effect of these barriers.

The principal entry barrier into the data and internet services market arises from the required investment in infrastructure (international capacity, access to the internet network and broad service network).

The principal exit barriers for these markets arise from long-term agreements with infrastructure suppliers and from investments that require long periods of time to provide satisfactory returns. In addition, Bezeq International is committed to providing service to its customers throughout the period of their contract and would not be able to easily exit these markets.

Governmental Regulation

Bezeq International operates under a general license for the provision of international voice and data services, which is valid until 2022. Bezeq International also operates under a general license for the provision of domestic telephony services, and special licenses for the provision of Internet services and PBX services.

Following the entry into the market of additional cellular operators that also hold general licenses for the provision of international telephony services, there have been a large number of changes in the international calls market from mobile phones. These changes affect the scope of services provided by Bezeq International in this area and its revenues.

Amendment to the licenses of Bezeq to allow for service bundles that include services of Bezeq International

In August 2010, Bezeq began selling joint service bundles which include Bezeq International's Internet access services.  In July 2012, the Ministry of Communications amended the license of Bezeq and its subsidiaries, allowing Bezeq to offer subsidized plans which combine the services of its subsidiaries to customers in the business sector. The rules for the supply of these bundles are the same as those imposed on Bezeq relating to the marketing of joint service bundles to the private sector.

Change of tariff structure for overseas calls from a cellular network

On November 1, 2011, the interconnect charges for the cellular operators were reduced and on January 1, 2012 they were further reduced.

In November 2012, the Ministry of Communications decided that VoC/VoB services will be regulated through a domestic carrier license (general or special and not through a MVNO license). This decision could have a positive impact on Bezeq International’s operations.

Internet license amendment

On October 31, 2012, the Ministry of Communications amended the special license of Bezeq International for the provision of Internet access services (ISP).  The amendment sets new provisions, including the format of the agreement with subscribers, conditions for performing a remote transaction and a transaction in the presence of the parties, provisions for documenting a subscriber's application for service, provisions for a refund in respect of an overcharge or services that were not requested, conditions for discontinuing the service, provisions concerning the format and sending of bills to subscribers, provisions concerning the option to contact the ombudsman, provisions concerning the possibility of changing plans and tariffs, provisions for the collection of debts from subscribers, provisions concerning the treatment of subscribers' complaints and the obligation to document and submit documents about this treatment and provisions concerning the obligation to publish information about plans and tariffs. The amendment will be fully effective on May 1, 2013. Bezeq International made the necessary preparations and is continuing to implement the provisions of the amendment.

Amendment to the Communications Law on the filtering of offensive content

In August 2012, the Ministry of Communications amended the licenses of the ISPs (fixed and mobile), adding provisions to the licenses concerning filters for offensive sites and content, as a supplementary measure to the provisions of the law on this subject. The amendment stipulates that a license holder will be required, inter alia, to inform its subscribers about offensive sites and content on the internet which are not suitable for children and teenagers, and to include details of ways of blocking access to these sites and content. Likewise, the license holder must offer its subscribers an effective service for filtering offensive sites and content, for no additional payment.

Change in the format of the settlement of accounts between cellular operators and the ITS companies in the prepaid calling cards market of the cellular companies

The Ministry of Communications issued an administrative instruction which prescribed that commencing September 2012, the ITS companies will be able to split the tariff so that the price of the international call will be separate from the interconnect fee payable to the cellular company. Cellular companies may not market or give preference to one international operator over another and they may not publish the services of any particular international operator. The commissions which the cellular companies collected from the international call companies for marketing this service were also cancelled.

Sending a detailed list of annual charges

Pursuant to the provisions of an amendment to the Consumer Protection Law, effective in 2013, Bezeq International must send all subscribers an annual list of charges for all the amounts charged from January 1 to December 31 of each year.

Suppliers

Bezeq International has cooperation agreements with approximately 200 foreign operators for approximately 240 destinations worldwide. Bezeq International is dependent upon Bezeq for domestic capacity in the provision of its services and for connecting the subscriber to the international exchange.

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to an unparticular non-specific part of the communication capacity of the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2017 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use a non-recurring payment around the date on which it started using the capacity. In addition, in October 2011, Bezeq International entered into an agreement with Med Nautilus to expand and change the existing user rights in the international optic network that it operates, which will be used as a backup for Bezeq International's Jonah Cable.

On January 18, 2010, Bezeq International signed an exclusive partnership agreement with British Telecom for the provision of global communications services to Israeli and multi-national companies operating in Israel. As part of the strategic agreement, Bezeq International operates as the exclusive partner of the BT Alliance in Israel and markets IT services and products from British Telecom's global range of services.

Property

Bezeq International has a long-term lease for its two principal facilities which expires in 2015. Bezeq International’s technological infrastructures, which support its voice, data and internet setups, are deployed in five sites, inside and outside Israel, in order to provide redundancy and high survivability of the networks.

Financing

Bezeq International has no liabilities to banks and its approved credit line was unused at March 31, 2014. At the beginning of December 2011, Bezeq entered into a loan agreement with Bezeq International, according to Bezeq provided Bezeq International a NIS 160 million loan which is to be repaid in five equal, annual installments of principal and interest beginning in December 2012. During 2012, Bezeq provided Bezeq International with two additional loans, each in the amount of NIS 40 million.

In accordance with the requirements of the Ministry of Communications, Bezeq International was required to provide a bank guarantee of NIS 10 million to fulfill all of the conditions of the license for provision of international telecommunications services. Bezeq International has provided NIS 16 million of additional bank guarantees in order to meet contractual commitments in bids for tenders and legal proceedings.

In accordance with the requirements of the Ministry of Communications, Bezeq International provided a bank guarantee in the amount of NIS 11 million to fulfill all of the conditions of the exclusive general license to provide domestic fixed line telecommunication services to B.I.P.

Employees

Bezeq International has a number of employee groups whose wage structure includes a component of performance-linked commissions and incentives.  These groups include sales employees, telephone sales representatives and telephone service and support representatives. Employees have arrangements for pension and health insurance that are fully subsidized by Bezeq.  Bezeq International is not a party to any collective bargaining agreement.

The following table shows the number of persons employed by Bezeq International, including outsourced employees, at December 31, 2011 and 2012:

	Number of employees
	2011	2012
Head office employees	1,209	1,261
Sales and service representatives	1,053	841
Total	2,262	2,102

DBS

DBS, also known by its trade name YES, provides encoded and digital multi-channel broadcast services as well as other satellite services to subscribers in Israel and the Judea and Samaria region (the West Bank). DBS is the only company in Israel currently operating in the satellite multi-channel television broadcasting sector. It operates this service under a non-exclusive license.

Control of DBS

On August 20, 2009, the Israeli Supreme Court accepted the Antitrust Commissioner’s objection to the contemplated merger between Bezeq and DBS.  In view of the Supreme Court’s ruling, Bezeq determined that it would not be able to control DBS and accordingly, as of August 21, 2009, it ceased to consolidate DBS’s financial statements into its consolidated financial statements and its investment in DBS is presented as of that date according to the equity method.

In April 2010, in the context of the Ministry of Communications’ approval of our acquisition of control in Bezeq, the Ministry approved DBS’s request, as required by its license, for the transfer of Eurocom DBS’s holdings in DBS to a trustee, subject to certain conditions.

The approval of the Antitrust Commissioner for our acquisition of control in Bezeq was made contingent, among other things, the sale by Eurocom of its holdings in DBS within a defined period of time. To the best of our knowledge, the Antitrust Commissioner is currently considering the enumerated conditions relating to the Eurocom Group's holdings in DBS.

Products and Services

DBS’s wide range of broadcasts include approximately 140 different video channels (of which 5 are pay per view channels and 20 are HD channels), in addition to radio channels, music channels and interactive services.

DBS markets personal video recorder, or PVR, decoders which interface with DBS’s electronic broadcast schedule and enable receipt of special services, including ordering recordings in advance, recording series and pausing live broadcasts. The PVR decoders also enable viewing of content which is transferred from time to time to the decoder’s memory stored in the decoder’s memory which is updated from time to time by DBS (push video).

DBS provides HD broadcasts which can be received through special decoders. These broadcasts allow superior quality viewing. DBS also markets HDPVR decoders. The majority of DBS subscribers use PVR decoders.

DBS believes that an increase in the number of subscribers using PVR decoders contributes to an increase in its revenues from these subscribers and to their retention as subscribers, but it will require a material financial investment.

The following table provides summary condensed financial information concerning DBS’s multi-channel broadcast services for the two years ended December 31, 2012:

	2011	2012

Revenues (NIS millions)	1,619	1,636
Operating profit (NIS millions)	295	253
Depreciation and amortization (NIS millions)	276	248
Operating profit before depreciation (NIS millions)	571	501
Net (loss) (NIS millions)	(230)	(310)
Cash flow from current operations (NIS millions)	513	418
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	264	284
Free cash flow (NIS millions) (1)	250	134
Number of subscribers (2) (at the end of the period, in thousands)	586	578
Average monthly revenues per subscriber (ARPU) (3) (NIS)	232	234
Churn rate (4)	11.9%	15.4%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

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

DBS provides a service enabling the viewing of certain Internet content on TV screens through the use of advanced decoders (streamers).

DBS provides its subscribers with VOD services via the Internet. This service has limitations with regard to the types of decoders enabling service reception and with regard to the availability of services due to constraints connected with the Internet infrastructure and bandwidth installed in subscribers' homes. These limitations have decreased in recent years with the increase in the available bandwidth in subscribers' homes. In recent years, the number of DBS subscribers connected to VOD services and the use of VOD services has increased significantly.

Furthermore, DBS is subject to restrictions on its broadcasting content, one of which is a ban on broadcasting commercials and restrictions on the ownership of the channels it broadcasts, including the News Channel. Similar restrictions are also applicable to HOT.

Broadcasting rights

DBS has the broadcasting rights to two types of video content:

●	Content purchased from third parties, including content and channels; and

●
Content which DBS produces (wholly or partially) and has the right to use in its broadcasts. In most instances, DBS is also entitled to authorize the use of the content to third parties and share in the revenues arising from additional use of the content.

The broadcast and distribution of content by DBS on various media involves the payment of royalties to the owners of copyrights of musical works, voice records, scripts and content direction, included under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984. Payment of royalties is made through a number of organizations that operate in Israel that collect the royalties for the owners of the intellectual property rights. DBS has blanket licenses with these organizations. Payments by DBS under these licenses are, at times, based on a fixed payment and at other times on various pricing methods. With respect to some of the organizations, DBS may be required to pay additional amounts as royalties for transmitting content via certain media and for secondary broadcasting of certain content. Such payments are not expected to be significant. DBS is also expected to pay royalties for secondary broadcasts of certain content, in amounts that DBS believes are not significant.

In October 2012, DBS and Association of Composers, Authors and Publishers of Music in Israel, or ACUM, signed a settlement agreement, settling a dispute over the amount of royalties owed by DBS for the years 2003 to 2011. Concurrently, the annual rates of royalties that DBS must pay for the years 2012 to 2016 were agreed upon and DBS and ACUM signed a licensing agreement in which DBS received a permit from ACUM to use the broadcast, copying and recording rights of ACUM's works until December 31, 2016.

Given the many content providers from which DBS purchases broadcasting rights, DBS does not have a main content provider and is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, at the date of this report there is dependence on the purchase of the broadcasting rights of local sports channels by these providers.

Customers

The overwhelming majority of DBS's subscribers are private customers. DBS's subscriber agreements regulate the rights and obligations of subscribers in their relations with DBS. Pursuant to the provisions of the broadcasting license, the subscriber agreement was approved by the Council for Cable TV and Satellite Broadcasting, or the Council, and the Standard Contracts Tribunal. However the term of such approval has expired.  DBS is working to renew the approval of the subscriber agreement from the Council and once such approval is obtained, DBS intends to take action to obtain the approval of the Standard Contracts Tribunal.

Strategy

DBS’s goals are to increase its operating margins and to continue its streamlining efforts while maintaining its business and competitive status in the broadcasting market. To achieve these goals, DBS intends to:

●	invest considerable effort in marketing and sales and to formulate an appropriate marketing strategy designed to attract new subscribers and retain existing customers;

●	continuously improve the array of services offered to subscribers;

●	create differentiation and innovation in its broadcasting content which is to be expanded relative to HOT’s content;

●	increase the amount of content purchased by each subscriber and expand DBS's value-added services; and

●	invest in the development and integration of advanced technologies and new services.

DBS also intends to continue its efforts to increase the rate of penetration of advanced services, including the use of PVR decoders and VOD and HD services among its subscribers, as well as to provide its content on additional platforms, in order to increase revenues and enhance subscriber loyalty.

Marketing and Distribution

DBS advertises in the various media outlets to market its services. DBS’s sales operations are carried out through three main distribution channels:

●	Sales persons employed by DBS who recruit subscribers;

●	Call centers operated by DBS employees that receive telephone enquiries from customers wishing to obtain DBS services, as well as telemarketing campaigns to potential subscribers; and

●	External resellers.

Competition

Approximately 62% of all homes in Israel subscribe for multi-channel television services. Multi-channel television broadcasts services are also provided by HOT, which provides cable television services. HOT has a monopoly declared under the Antitrust Law in the area of multi-channel television broadcasting.  HOT Telecom, a fully-controlled subsidiary of HOT, has a cable network infrastructure, including terminal equipment and broadcasting centers and it provides Internet infrastructure services as well as fixed-line telephone services. DBS also regards the DTT setup and video content offered via the Internet as competition for its services. DBS believes that there is a low probability for it to penetrate an additional material segment because most of the remaining households are not considered to be potential customers for DBS and HOT.

To the best of DBS's knowledge, in recent years there has been a decrease in the total number of subscribers for the services of DBS and HOT, mainly due to the strengthening of alternative products in this field.  For example, since 2009, the Second Authority has operated a terrestrial digital radio broadcasting system, which freely broadcasts the television channels of the Broadcasting Authority (Channel 1 and Channel 33), commercial television channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99) in Israel. This setup constitutes a limited alternative to the multi-channel television broadcasts.

In 2012, there has been a moderate decrease in DBS's market share.  Below is DBS’ number of subscribers and its market share according to DBS’ estimations:

2010		2011		2012
Subscribers	Market share	Subscribers	Market share	Subscribers (1)	Market share

577,700	39%	586,400	40%	578,404	39%

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

DBS believes that competition may increase due to the additional communication services offered by HOT as part of its “service bundle.”

Positive and negative factors that affect the competitive status of DBS

The positive factors that affect DBS’s competitive status are:

•	Use of state-of-the-art advanced technology to provide its services;

•	Quality and variety of content broadcast to subscribers;

•	Level, quality and availability of DBS’s customer service;

•	Ability to provide broadcasts in remote or isolated areas where there is no deployment of cable infrastructure; and

•	The acceptance of the "yes" brand as a preferred, popular brand with a high level of loyalty.

The negative factors that affect DBS’s competitive status are:

•
Inferior infrastructure – DBS's infrastructure is inferior because the satellite infrastructure does not enable: (i) bidirectional communication, (ii) the provision of VOD services, and (iii)  the transmission of telephony and internet services. Hot’s cable infrastructure enables the supply of these services;

•	Regulatory restrictions;

•	Restrictions on its broadcast content, including a ban on broadcasting commercials;

•	Restrictions on the ownership of the channels it broadcasts, including the News Channel; and

•	The high cost of utilizing space segments to reach its subscribers.

Main methods employed by DBS to maintain its competitive position

The following are the main methods employed by DBS to deal with its competition:

•	DBS seeks to purchase, produce and broadcast high-quality, innovative and varied content, creating differentiation of its content;

•      DBS seeks to cultivate, promote and differentiate its YES brand;

•      DBS places an emphasis on its customer service; and

•
DBS invests in order to expand its technological capabilities, while placing an emphasis on technological innovation. To achieve this goal, it attaches great importance to the supply of personal television broadcasts as part of the range of services it offers its subscribers, including VOD, PVR and HD services.

Critical success factors in DBS’s market position and the changes occurring in the market

DBS regards the following factors as critical to the success of its operations:

•	The quality, differentiation, innovation and originality in the content, variety, branding and packaging of its broadcasts;

•	Provision of television services while using advanced technologies such as personal television services, and in particular, PVR decoders and VOD services, as well as HOT services;

•	Its ability to offer bundles of communications services including television services and other services such as telephony services and internet services;

•	High level of customer service; and

•	The Yes brand strength and its identification with quality, innovation and industry-leading content and services.

Principal entry and exit barriers

The principal entry barriers to the broadcast market are:

•	The need to obtain licenses under the Communications Law;

•	The significant investment required of carriers in this segment of operations, including the deployment of appropriate infrastructure and the purchase and production of attractive content;

•	The limited size of the broadcast market, which reduces the size advantage characteristics of the broadcast field elsewhere; and

•	Saturation of the broadcast market.

In recent years, some of these entry barriers have started to fall as a result of regulatory changes, such as DTT, and as a result of technological developments enabling the transfer of content over existing communication infrastructures.

The principal exit barriers are:

•
the regulatory barrier - termination of operations under the Broadcasting License is dependent on a decision of the Minister of Communications to cancel the license prior to the end of the license term, including arrangements (which could be imposed on the licensee) for ensuring the continuation of broadcasts and services and minimization of harm to subscribers; and

•	existing contracts with customers, important suppliers and with entities that provided long-term loans to DBS.

Governmental Regulation

The television broadcasting industry in Israel is highly regulated. Broadcasting is carried out pursuant to various broadcast licenses and is subject to the ongoing supervision of the Ministry of Communications and the Council. DBS’s operations are regulated by and subject to an extensive system of laws that apply to the area of broadcasting, including primary legislation (and specifically the Communications Law and subsequent regulations), secondary legislation (including the Communications Rules), as well as administrative directives and Council decisions).

Licenses

DBS owns the following main licenses:

Broadcasting license. DBS’s broadcasting license is valid through January 2017 and may be extended for additional periods of six years. This license is the main regulatory permit for DBS’s operations. The Minister of Communications and the Council have parallel authority to amend DBS’s broadcasting license. The Minister of Communications is authorized to cancel or postpone the broadcasting license for causes set out in the Communications Law and the broadcasting license.

The Communications Law and broadcasting license includes restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the assets associated with the broadcasting license. The broadcasting license requires receipt of the approval of the Minister of Communications for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; adversely affect competition in terms of provision of broadcasting and services is prohibited, including terminal equipment and other telecommunications services unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; and  an obligation was agreed upon to provide bank guarantees of NIS 40 million to the Ministry of Communications to guarantee DBS's undertakings under the license.

The broadcasting license contains provisions regarding the types of payments the licensee may collect from its subscribers, and they appear in the DBS price list. The vast majority of DBS’s subscribers subscribe to special offers, which include different combinations of content packages and related services, at prices below the listed price for each component of the special offer.

License for satellite television broadcasts in the Judea and Samaria region. This license is valid through 2016, and by power of this license whose provisions are similar to those of DBS’s main broadcasting license, DBS broadcasts to the Judea and Samaria region.

License to perform uplink operations. DBS holds a license to perform uplink operations (transfer of broadcasts from DBS’s broadcasting center to the broadcasting satellite and performance of setup and ancillary operation activities), which is valid through January 2017 or until the end of DBS’s broadcasting license.

Statutory restrictions and special constraints

Pursuant to the Communications Rules (Broadcasting Licensee) 1987, or the Communications Rules, various obligations and restrictions apply to DBS, including those relating to broadcast content and the amount and manner of investment in local productions. DBS may own up to 30% of the local channels broadcast by it.

The broadcasting license includes provisions relating to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcast by DBS. The Communications Law prohibits the broadcast of advertisements, subject to several exceptions. Additionally, the broadcasting license includes conditions regarding the terms of the services to subscribers and prohibition of discrimination between subscribers as well as an obligation to have the Council and the Standard Contracts Tribunal approve the subscriber agreement.

Under the amendment to the Second Authority Law dated April 2012, the DTT system, which competes with DBS, will be expanded by the end of 2013, to include additional channels under certain conditions. DBS believes that an increase in the number or range of channels distributed through the DTT system will increase the number of alternatives to DBS services and may therefore have a detrimental effect on DBS's revenues.

Market developments

In accordance with a decision of the Council, beginning December 2012, DBS and HOT must allow  customers to purchase, in addition to the basic package of channels that licensees are obligated to offer to all their subscribers by law, a package of channels that includes the obligatory channels and at least four channels produced in Israel, including a sports channel and a channel for pre-schoolchildren or a channel for children and teens based on the conditions defined in the Council's decision. According to the decision, DBS and HOT must offer these channels until May 31, 2013, and during this period the Council will review its decision based on the data it receives from DBS and HOT.  DBS believes that a significant movement of subscribers to this limited package of channels may harm its results.

Royalties

Under the Royalties Regulations (Satellite Broadcasts), DBS must pay royalties on its revenues from the provision of broadcast services. For 2011, DBS paid approximately NIS 17.4 million in royalties and for 2012, it paid a total of approximately NIS 17 million in royalties. The rate of royalties in both of these years averaged 1.75% of the applicable revenues).

Transmission fees

DBS is required to allow the producers of channels identified in Communications Law  to use its infrastructures to transmit broadcasts to its subscribers in exchange for payment, or a transmission fee, to be determined in their agreement with DBS, and in the absence of an agreement, in exchange for a payment to be determined by the Minister of Communications, after consulting with the Council.

In accordance with an amendment to the Communications Law in 2010, the dedicated channels are exempt from payment of transmission fees to HOT and DBS. DBS filed a claim with the High Court of Justice against the validity and applicability of this amendment in 2010. This claim is still pending.

Wiring in subscribers' homes

In October 2012, the Ministry of Communications announced that it was canceling the administrative order which applied until that time that regulated the movement of subscribers between DBS and HOT. This announcement was made subsequent to a request by DBS and HOT to institute an administrative order that would cancel the obligation to give advance notice of connecting a subscriber to another service provider.  In January 2013, DBS and HOT applied to the Ministry of Communications to amend its decision, so that the administrative instruction would not be cancelled (as ordered), but would be amended to cancel the advance notice requirement.

Service bundles

According to its broadcasting license, DBS may offer joint service bundles that include services provided by Bezeq and services by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the "unbundling" obligation, and whether a corresponding bundle is marketed by a licensee that is unrelated to Bezeq. The joint service bundle with Bezeq includes infrastructure service for Bezeq's Internet only, does not require Ministry of Communications approval and the unbundling obligation does not apply to it.

In October 2012, the Antitrust Authority informed DBS that in its opinion, cooperation between DBS and Bezeq which markets the joint service bundle, constitutes cooperation between (potential) competitors in this area of competition, which might be construed as a restrictive agreement and requires approval under the Antitrust Law (even if it complies with the conditions of the broadcasting license), and that the Commissioner does not intend to grant an exemption from the need for approval of the arrangement.

DBS believes that in view of the development of competition between the communications groups and the growing importance of the supply of comprehensive communications services, as long as the restrictions in relation to Bezeq's control of DBS with respect to Bezeq's cooperation with it remain in place, the negative impact of these limitations on DBS's results may increase.

Regulation of the transmission of video content via media infrastructures

In 2011, the recommendations of the joint Ministry of Communications and Council task force were submitted to the Minister of Communications. The task force was appointed to review the question of regulating broadcasts on new technologies and platforms, with respect to the method and process of prescribing regulations for semi-TV broadcasts (audio-visual content) over the Internet. The primary recommendation is to shift from regulation based on transmission and recording methods to regulation based on output, so that Internet-TV broadcasts should have the same features as the broadcasts currently offered by the broadcasting entities (the criteria for determining these features were included in the task force recommendations and are subject to regulation by the Council and any other relevant regulating entity). It was also recommended that a follow-up team be established, involving all the relevant entities, including the Ministry of Communications, the Council, the Israel Broadcasting Authority and the Second Authority, for the purpose of reviewing and adapting the regulations currently applicable to the present realm of broadcasting to the developing realm of broadcasting, in an effort to create a standard, comprehensive set of regulations for both the existing and new realm of broadcasts (including a recommendation on appropriate legislative amendments). The task force noted that it must continue to take into account possible changes in the distribution of revenues between the broadcasting entities and the new entities and the expansion of the range of broadcasting entities that will be subject to the new regulations. The task force also recommended that if the new broadcasting entities continue to replace the regulated broadcasting entities (the task force found that the replacement rate is still low), which will have a negative economic impact on the regulated broadcasting entities even before the recommended regulations are adopted, the regulating entities should work for the adoption of urgent, temporary regulations to include temporary relief for the supervised entities and/or impose obligations tailored to the web-based broadcasting entities. As of the date of this annual report, the Minister of Communications has yet to make a decision regarding these recommendations.

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

Suppliers

DBS purchases decoders from two suppliers. The main agreement for the purchase of decoders (including the PVR decoders) is a framework agreement from August 2000, as amended from time to time, between it and Advanced Digital Broadcast S.A., or ADB, and Eurocom Digital Communication Ltd., or Eurocom Digital Communication, which is controlled by Mr. Shaul Elovitch, a controlling shareholder of Bezeq, who is also a controlling shareholder of DBS. Under this agreement, decoders are purchased from Eurocom Digital Communication, which imports them from ADB and provides the warranty for the decoders which ADB undertook to issue under the agreement. In 2012, DBS purchased from Eurocom Digital Communication HDPVR decoders in the total amount of NIS 89 million and purchased HD Zapper decoders from Pace Micro Technology PLC in the total amount of NIS 19 million.  DBS may become dependent upon these suppliers.

DBS purchases services for the operating systems of its broadcast and encryption setup from NDS Ltd., or NDS, as well as hardware for these services. DBS is dependent on the regular supply of these services and products, including integration in connection with the various types of decoders it uses for the operating systems for which NDS provides services.  Under the terms of the agreement with NDS, NDS supplies development, licensing, supply, training, assimilation and maintenance services for encryption, broadcasting and ancillary software and equipment required for DBS’s broadcasts and services. NDS has undertaken to adapt the equipment and services it supplies to the various decoders and systems purchased by DBS and also to supply a warranty for its products and also support services. DBS makes one-time payments and periodic payments for the services and products of NDS. These payments are based primarily on the number of decoders it uses and the number of its active subscribers. The agreement with NDS expires at the end of May 2015.

Computerized billing system

DBS uses computer software and systems to manage agreements with its subscribers, including its billing and collection system. In this context, DBS entered into a set of agreements with Netcracker Technology Solutions Ltd., or Netcracker, in which Netcracker provided DBS with a non-exclusive license to use the system and Netcracker undertook to provide DBS with maintenance services as specified in the agreement. DBS is dependent on Netcracker’s systems and services, due to their importance for billing its subscribers. Malfunctions of the system or a suspension of DBS’s services would likely cause operational difficulties until they can be repaired or the system or supplier is replaced. In 2012, DBS paid Netcracker NIS 12 million.

Space segment lease agreements

DBS and Spacecom Communications Ltd., or Spacecom, have entered into a number of agreements under which DBS uses space segments from the Amos 2 and Amos 3 satellites.  Pursuant to these agreements, the term of use of these space segments is through the earlier of April 2016 or the end of life of AMOS 2. The lease fees in 2012 amounted to approximately NIS 93 million.  The consideration depends on the number of segments DBS utilizes.

According to the agreement, DBS must use 13 space segments, however, DBS may temporarily suspend the use of one segment, where each party is entitled to cause a resumption of the use of such segment once a year. DBS is currently using 12 space segments (ten on Amos 2 and two on Amos 3). To date, DBS has not begun to use the 13th segment due to the negotiations between the parties regarding the continuation of the agreement. Under the agreement, if the supplied capacity becomes unusable, Spacecom will make every effort to provide alternative capacity, and if Spacecom is not able to do so, it will attempt to provide such services through a satellite belonging to another operator. A mechanism was set up for partial backup on Amos 3 in the event of non-availability of space segments on Amos 2. Additionally, Spacecom undertook to make every reasonable effort to provide back up on Amos 2 in the event of non-availability of both space segments used by DBS on Amos 3.

In March 2013, DBS approved an amendment to the agreement with Spacecom, extending the leases for space segments on the Amos 2, Amos 3 and Amos 6 satellites or another satellite to be agreed between the parties, until the end of 2028 for an aggregate consideration of approximately $227 million for the entire period. The agreement is subject to the approval of the competent bodies in Spacecom and the approval of DBS’s shareholders in their next general meeting.

DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS.  The number of channels DBS is capable of broadcasting to its subscribers depends on the number of space segments it is using, its compression capability and the bandwidth required for the transmission of all types of channels. An increase in the number of channels DBS broadcasts, particularly an increase in the number of HD channels (which require greater bandwidth) would require additional space segments or an improvement in the compression systems it uses.

Property

DBS's central broadcasting center is located in Kfar Saba, Israel. The secondary broadcasting center is operated by a third party which makes available to DBS its services for operating and maintaining the secondary broadcasting center in accordance with an agreement which is valid until the end of 2018 (with an extension option available to DBS). Its two broadcasting centers contain reception and transmission equipment and also include computer and communication systems.

DBS leases a number of real estate assets which serve as its offices, broadcast centers, logistics center and employee recruitment centers. Its principal offices and its central broadcast center are located on leased land in Kfar Saba. The lease periods for the Kfar Saba sites expire in 2019, while the balance of the lease periods for the remaining properties leased by DBS vary from a few months to approximately six (6) years (these periods are based on the assumption that DBS will exercise its extension options for these leases).

Employees

The table below provides data with respect to the number of DBS employees at December 31, 2011 and 2012:

Department	Number of Employees
	2011	2012

Marketing Department	34	38
Customer Service	1,467	1,462
Content Department	70	74
Engineering Department	102	101
Finance and Operations Department	114	118
Human Resources Department	50	52
Regulation and Legal Management Department	6	4
Information Systems Department	138	100
Management and Spokesperson	7	15
Sales	284	263
Total	2,276	2,227

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

C.            Organizational Structure

Eurocom Communications, our controlling shareholder, is the beneficial owner of 78.97% of our ordinary shares (15,164,929 ordinary shares) as of April 22, 2013.  Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held by Eurocom Communications.  Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. In addition 10,650 shares are held by other family members of Mr. Shaul Elovitch.

Eurocom Communications’ other principal controlled holdings are: Eurocom Cellular Communications Ltd., the representative of Nokia mobile phones in Israel; Eurocom Industries (1986) Ltd., a holding company that owns Eurocom Digital Communications Ltd., or Eurocom Digital, which markets electronic office equipment and consumer electronic products; Trans-Global Industries PTE Ltd., a provider of customized networking solutions to businesses based on telephone network equipment and home digital telephones; Satcom Systems Ltd., a global provider of satellite broadband communications services and Gilat Satcom Ltd., a fully owned subsidiary of Satcom Systems Ltd., which specializes in providing fixed and mobile communication services via satellite; Space-Communication Ltd., the owner and operator communication satellites; Satlink Communication Ltd., a satellites serviced provider; E,G,R,E Ltd. Eitag Ltd. and Eurocom Real Estate Ltd., a real estate companies; Enlight Renewable Energy Ltd. which specializes in initiating, developing, constructing and operating clean electricity production projects from renewable energy sources.

We operate through our 79.94% ownership interest in B Communications, which is the controlling shareholder of Bezeq, Israel’s largest telecommunications provider.  B Communications and its wholly-owned subsidiaries own 30.97% of Bezeq’s outstanding shares.

D.             Property, Plants and Equipment

Our corporate headquarters are located in a 30 square meter facility in Ramat Gan, Israel, which we lease from Eurocom Communications at a token rent. The lease is for a three-year period ending June 2014, which may be extended each year for an additional one year period on the mutual consent of the parties.

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

Acquisition of Controlling Interest in Bezeq

On April 14, 2010, B Communications completed the acquisition of 30.44% of the outstanding shares of Bezeq, Israel’s largest telecommunications provider, for approximately NIS 6.5 billion.  We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began to report the consolidated results in our 2010 second quarter earnings release.

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

Bezeq’s management evaluates Bezeq’s performance through focusing on key performance indicators, which include among others: number of subscribers, churn rate, ARPU and operating income and net income. These key performance indicators are primarily affected by the competitive and regulatory landscape in which Bezeq operates and its ability to adapt to the challenges it faces.

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

Bezeq International’s revenues are primarily derived from Internet access services for private and business customers, including terminal equipment and support, voice services including, international direct dialing services to business and private customers and international call routing and termination services, hosting services, supply of international data communication solutions for business customers and ICT solutions for business customers and PBX services.

DBS’s revenues are primarily derived from the sale of subscriptions for its multi-channel satellite broadcast services. DBS offers approximately 150 different video channels (of which 20 are pay per view channels and 10 are High Definition channels) and 20 radio channels, 30 music channels and interactive services. Revenue from subscriptions is recognized ratably over the contract period, which is generally one to 12 months. As of August 21, 2009, the value of Bezeq’s investment in DBS was estimated by an independent assessor to be approximately NIS 1.145 to 1.234 billion and Bezeq estimated its investment at NIS 1.175 billion.

Bezeq also includes a category of “Other” in its consolidated financial statements, which mainly includes customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund and ownership of Walla!, a popular Israeli provider of Internet and portal services.

Significant Costs and Expenses

Depreciation and Amortization. Subsequent to B Communications’ acquisition of the controlling interest in Bezeq, we adopted Bezeq’s policies regarding the depreciation and amortization expenses related to its communications business network equipment and capacity. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs and amortization of purchased intangibles.

Salaries. Salaries include salary costs, social, statutory and employment benefits, and commissions of all our employees. Bezeq’s consolidated salary expenses primarily consist of operating and general and administrative salaries, benefits, stock-based compensation and incentive compensation.

General and Operating Expenses. Bezeq’s consolidated general and operating expenses primarily consist of cellular telephone expenses, general expenses including outside consulting, legal and accounting services, materials and spare parts, building maintenance, services and maintenance by sub-contractors, international communication expenses, vehicle maintenance expenses, royalties paid to the State of Israel and collection fees.

Other operating expenses. Other operating expenses primarily include provision for severance pay on early retirement, capital gains from the sale of property, plant and equipment, provisions for contingent liabilities and loss from copper forward contracts.

Finance Expense. Our finance expense includes exchange rate differences arising from changes in the value of monetary assets and monetary liabilities stated in currencies other than the NIS, as well as interest charged on loans from banks. We also incurred interest expense attributable to our debentures and the debentures of B Communications. Our finance expense also includes interest expense attributable to the loans B Communications incurred to facilitate the funding of its acquisition of the controlling interest in Bezeq. Bezeq’s financing expenses primarily consist of interest expenses for its financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses.

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

The applicable Israeli company income tax rate for 2010 was 25% and it decreased to 24% in 2011.  At the end of 2011 the Knesset passed an amendment to the Income Tax Ordinance pursuant to which the 2010 corporate tax rate of 25% was reinstated for an indefinite period, commencing on January 1, 2012.

Results of Operations

The following table sets forth our results of operations in NIS in millions and as a percentage of revenues for the three years ended December 31, 2012 (IFRS):

	Year ended December 31,
	2010		2011		2012
	NIS	%	NIS	%	NIS	%
Revenues	8,732	100%	11,376	100%	10,278	100%
Depreciation and amortization	2,295	26.3%	2,984	26.2%	2,367	23.0%
Salaries	1,500	17.2%	2,122	18.7%	1,986	19.3%
General and operating expenses	3,711	42.5%	4,468	39.3%	3,997	38.9%
Other operating expenses	(3)	(0.1)%	323	2.8%	(1)	-
Operating income	1,229	14.1%	1,479	13.0%	1,929	18.8%
Finance expense	716	8.2%	1,077	9.5%	995	9.7%
Finance income	(327)	(3.7)%	(497)	(4.4)%	(582)	(5.6)%
Income after financing expenses (income), net	840	9.6%	899	7.9%	1,516	14.8%
Share of losses in equity-accounted investee	235	2.7%	216	1.9%	245	2.4%
Income before income tax	605	6.9%	683	6.0%	1,271	12.4%
Income tax	385	4.4%	653	5.7%	555	5.4%
Income for the year	220	2.5%	30	0.3%	716	7.0%
Income (loss) attributable to owners of the Company	(209)	(2.4)%	(266)	(2.3)%	(38)	(0.4)%
Income attributable to non-controlling interest	429	4.9%	296	2.6%	754	7.4%
Income for the year	220	2.5%	30	0.3%	716	7.0%
Basic earnings (loss) per share	(11.11)		(13.56)		(1.97)
Diluted earnings (loss) per share	(11.23)		(13.60)		(2.01)

The following three tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group and on a consolidated basis for the three years ended December 31, 2012.

As a result of the Bezeq acquisition, we assigned fair value to the assets acquired and liabilities assumed using the acquisition method. Adjustments to record the allocation of the consideration paid for assets acquired and liabilities assumed for Bezeq have not been reflected in the separate reporting of the segments because they are not being reviewed by our Chief Operating Decision Maker in order to make decisions about resources to be allocated to the segments and assess their performance. Accordingly, the purchase accounting adjustments are presented under the “adjustments” column.

	Year ended December 31, 2012
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated	Convenience translation into U.S. dollars (Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Revenue from external entities	4,339	4,371	1,286	1,636	256	(1,636)	10,252	2,746
Inter-segment revenues	291	97	54	-	36	(452)	26	7
Total revenue	4,630	4,468	1,340	1,636	292	(2,088)	10,278	2,753
Depreciation and amortization	730	531	136	248	25	697	2,367	634
Segment results - operating income	1,923	892	219	253	(13)	(1,345)	1,929	517
Finance income	312	146	10	2	-	112	582	156
Finance expenses	(579)	(101)	(18)	(563)	(7)	273	(995)	(266)
Total finance income (expense), net	(267)	45	(8)	(561)	(7)	385	(413)	(110)
Segment profit (loss) after finance expenses, net	1,656	937	211	(308)	(20)	(960)	1,516	407
Share in losses of equity-accounted investee	-	-	1	-	-	(246)	(245)	(66)
Segment profit (loss) before income tax	1,656	937	212	(308)	(20)	(1,206)	1,271	341
Income tax	462	239	52	2	(3)	(197)	555	149
Segment results - net profit (loss)	1,194	698	160	(310)	(17)	(1,009)	716	192
Additional information:
Segment assets	8,096	4,704	1,251	1,387	288	3,237	18,963	5,080
Goodwill	-	-	6	-	87	2,743	2,836	760
Investment in equity-accounted investee	-	-	2	-	-	1,003	1,005	269
Segment liabilities	11,690	1,735	436	5,349	258	(143)	19,319	5,175
Investments in property, plant and
equipment and intangible assets	945	397	169	324	32	(324)	1,543	413

	Year ended December 31, 2011
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	4,371	5,454	1,288	1,619	236	(1,616)	11,352
Inter-segment revenues	277	94	66	-	41	(454)	24
Total revenue	4,648	5,548	1,354	1,619	277	(2,070)	11,376
Depreciation and amortization	688	561	109	276	21	1,329	2,984
Segment results - operating income	1,695	1,360	241	295	3	(2,115)	1,479
Finance income	304	105	9	23	-	56	497
Finance expenses	(531)	(67)	(11)	(547)	(5)	84	(1,077)
Total finance income (expense), net	(227)	38	(2)	(524)	(5)	140	(580)
Segment profit (loss) after finance expenses, net	1,468	1,398	239	(229)	(2)	(1,975)	899
Share in losses of equity-accounted investee	-	-	1	-	-	(217)	(216)
Segment profit (loss) before income tax	1,468	1,398	240	(229)	(2)	(2,192)	683
Income tax	366	342	58	1	4	(118)	653
Segment results - net profit (loss)	1,102	1,056	182	(230)	(6)	(2,074)	30
Additional information:
Segment assets	9,202	5,404	1,260	1,282	314	3,902	21,364
Goodwill	-	-	6	-	144	2,743	2,836
Investment in equity-accounted investee	-	-	2	-	-	1,057	1,059
Segment liabilities	13,529	2,255	439	4,932	272	(409)	21,018
Investments in property, plant and
equipment and intangible assets	1,174	442	285	-	38	-	1,939

	Year ended December 31, 2010
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	3,581	3,957	949	1,187	162	(1,112)	8,724
Inter-segment revenues	195	186	38	5	26	(442)	8
Total revenue	3,776	4,143	987	1,192	188	(1,554)	8,732
Depreciation and amortization	496	431	68	221	14	1,065	2,295
Segment results - operating income	1,486	1,015	248	119	13	(1,652)	1,229
Finance income	140	67	5	-	-	115	327
Finance expenses	(229)	(101)	(9)	(424)	(3)	50	(716)
Total finance income (expense), net	(89)	(34)	(4)	(424)	(3)	165	(389)
Segment profit (loss) after finance expenses, net	1,397	981	244	(305)	10	(1,487)	840
Share in losses of equity-accounted investee	-	-	5	-	-	(240)	(235)
Segment profit (loss) before income tax	1,397	981	249	(305)	10	(1727)	605
Income tax	379	241	47	1	4	(287)	385
Segment results - net profit (loss)	1,018	740	202	(306)	6	(1,440)	220

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues. Our revenues decreased by 9.7% to NIS 10.3 billion (approximately $2.8 billion) for the year ended December 31, 2012 from NIS 11.4 billion for the year ended December 31, 2011. For both the current and the prior-year periods, our consolidated revenues consisted almost entirely of Bezeq’s consolidated revenues. The decrease in revenues in 2012 was primarily due to the reduction in cellular communications segment revenues.

Bezeq’s domestic fixed-line communications segment revenues in 2012 amounted to NIS 4.6 billion (approximately $1.2 billion) compared with NIS 4.6 billion in 2011, a decrease of 0.4%. The decrease in the segment’s revenues was primarily due to a decrease in revenues from telephony, primarily due to decreases in the number of subscribers, revenue per telephone line and from interconnect fees to the cellular networks. The decrease in revenues was partially offset by an increase in revenues from high-speed internet services, mainly the result of an increase in the number of internet subscribers and in revenue per subscriber as a result of surfing speed upgrades, as well as an increase in revenues from data communications.

Pelephone’s revenues in 2012 amounted to NIS 4.5 billion (approximately $1.2 billion) compared with NIS 5.5 billion in 2011, a decrease of 19.5%. The decrease is primarily attributable to the significant intensification in competition in the Israeli cellular market. Revenues from services in 2012 amounted to approximately NIS 3.3 billion (approximately $874 million) compared to NIS 3.6 billion in the prior year, a decrease of 10.3%. The decrease in services revenues is attributable to a decrease in tariffs as a result of the intensified competition and the transition to unlimited packages that led to a decrease in ARPU, as well as a decrease in the number of relatively high-usage subscribers. The decrease in revenues was partially offset by revenues from cellular operators who utilize the segment's network. Revenues from the sale of terminal equipment in 2012 amounted to approximately NIS 1.2 billion (approximately $323 million), compared to NIS 1.9 billion in 2011, a decrease of 36.8%. The decrease is primarily due to a decrease of terminal equipment sales as the terminal equipment market was opened to imports and numerous stores selling terminal equipment opened for business.

Bezeq International’s revenues in 2012 amounted to NIS 1.3 billion (approximately $359 million) compared with NIS 1.35 billion in 2011, a decrease of 1.0%. The decrease in revenues is primarily due to a decrease in the revenues from outgoing and incoming calls. This decrease is due to a transition in the cellular market to packages that include unlimited international calls and to a decrease in sales of exchanges (PBX), offset by an increase in Internet revenues as a result of an increase in the number of customers and growth in sales of business communication solutions (ICT).

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 2.4 billion (approximately $634 million) for the year ended December 31, 2012 compared to NIS 3.0 billion for the year ended December 31, 2011, a decrease of approximately 20.7%. The decrease was primarily due to the decrease in depreciation and amortization of B Communications arising from its purchase price allocation relating to the Bezeq transaction that resulted primarily from the end of depreciation of fully depreciated property, plant and equipment. B Communications’ depreciation and amortization with respect to the purchase price allocation relating to the Bezeq transaction for the years ended December 31, 2012 and 2011 was NIS 931 million (approximately $249 million) and NIS 1.5 billion, respectively.

Bezeq recorded consolidated depreciation and amortization expenses of NIS 1.4 billion (approximately $385 million) for the year ended December 31, 2012 compared to NIS 1.4 billion for the year ended December 31, 2011, an increase of approximately 2.9%. The increase is mainly attributable to the domestic fixed-line communications and the international communications, Internet and NEP segments.

Bezeq’s depreciation and amortization expenses in the fixed-line domestic communications segment amounted to NIS 730 million (approximately $196 million) in 2012 compared with NIS 688 million in 2011, reflecting an increase of 6.1%. The increase was primarily due to depreciation of the old network that was taken out of service and depreciation of new investments in the NGN project. The increase was partially offset by the end of depreciation of fully depreciated other property, plant and equipment.

Pelephone’s depreciation and amortization expenses in 2012 amounted to NIS 531 million (approximately $142 million) compared to NIS 561 million in 2011, a decrease of 5.4%. The decrease resulted mainly from the termination of the capitalization of subscriber acquisition costs.

Bezeq International’s depreciation and amortization expenses in 2012 amounted to NIS 136 million (approximately $36 million) compared with NIS 109 million in 2011, an increase of 24.8%. The increase is attributable to the activation of the submarine communications cable and the initiation of depreciation in the beginning of 2012.

Salaries. Salaries decreased by 6.4% to NIS 2 billion (approximately $532 million) for the year ended December 31, 2012 from NIS 2.1 billion for the year ended December 31, 2011, due to the decrease in salary expenses in the cellular and domestic fixed-line communications segments.

Bezeq’s fixed-line domestic communications segment salary expenses decreased by 4.3% to NIS 1.0 billion (approximately $279 million)for the year ended December 31, 2012 from NIS 1.1 billion for the year ended December 31, 2011. The decrease in salary expenses was primarily due to a decrease in share-based payments and employee retirement expenses, and was partially offset by an increase in wages, new employees and a decrease in capitalized salary expense.

Pelephone’s salary expenses in 2012 amounted to NIS 491 million (approximately $132 million) compared with NIS 602 million in 2011, a decrease of 18.4%. The decrease in salary expenses is primarily attributable to a decrease in the number of employees.

Bezeq International’s salary expenses in 2012 amounted to NIS 278 million (approximately $74 million) compared with NIS 265 million in 2011, an increase of 4.9%. The increase is primarily attributable to an increase in the number of outsourced employees in ICT activities, along with termination of the capitalization of subscriber acquisition costs.

General and Operating Expenses. Our general and operating expenses decreased by 10.5% to NIS 4 billion (approximately $1 billion) for the year ended December 31, 2012 from NIS 4.5 billion for the year ended December 31, 2011 primarily due to the decrease in the cost of selling terminal equipment in the cellular segment.

Bezeq’s consolidated general and operating expenses amounted to NIS 4 billion (approximately $1 billion) in the year ended December 31, 2012 compared to NIS 4.5 billion in the year ended December 31, 2011, a decrease of 12.0%.

Bezeq’s fixed-line domestic communications segment general and operating expenses in 2012 amounted to NIS 1.0 billion (approximately $277 million) compared with NIS 1.1 billion in 2011, a decrease of 3.8%. The decrease is mainly attributable to the decrease in interconnect expenses to the cellular networks with a corresponding decrease in revenues from interconnect fees. The decrease was partially offset by an increase in expenses for terminal equipment and materials.

Pelephone's general and operating expenses in 2012 amounted to NIS 2.6 billion (approximately $684 million) compared to NIS 3.0 billion in 2011, a decrease of 15.6%. The decrease is primarily attributable to a decrease in the costs of selling terminal equipment, mostly the result of a decrease in the number of handsets sold. The decrease was partially offset by an increase in the prices of the handsets and a decrease in content expenses along with a decrease in revenues from content.

Bezeq International’s general and operating expenses in 2012 amounted to NIS 708 million (approximately $190 million) compared with NIS 739 million in 2011, a decrease of 4.2%. The decrease is primarily attributable to a decrease in costs related to outgoing and incoming calls to PBX equipment, with a corresponding decrease in revenues, as well as from more efficient maintenance of international cables subsequent to the deployment of the submarine communications cable.

Other Operating Income (Expenses), net. We had other operating income, net of NIS 1 million (approximately $0.3 million) in the year ended December 31, 2012 compared to other operating expenses, net of NIS 323 million in the year ended December 31, 2011. The transition from expenses to income is primarily attributable to a provision for severance pay with respect to employee early retirement of NIS 32 million (approximately $9 million) in 2012 compared with NIS 369 million in 2011. Other operating income, net in 2012 was partially offset by the recognition of a loss of approximately NIS 54 million (approximately $14 million) resulting from the termination of a CRM project.

Finance Expenses, net. Finance expense, net decreased by 28.8% to NIS 413 million (approximately $110 million) for the year ended December 31, 2012 from NIS 580 million for the year ended December 31, 2011. The decrease is primarily attributable to lower interest and CPI linkage expenses with respect to the bank loans B Communications incurred to purchase the controlling interest in Bezeq resulting from the decrease in B Communications’ debt. In addition higher earnings on our investments in marketable securities, lower inflation and a decrease in the variable interest during 2012 also contributed to the decrease in our finance expenses. The decrease was partially offset by an increase in Bezeq’s interest expenses arising from the increase in its debt and additional interest expense incurred by us as a result of our issuance of additional Series C debentures during 2011 and the first quarter of 2012.

Our finance expenses, net in 2012 amounted to NIS 299 million (approximately $80 million) compared with NIS 450 million in 2011, a decrease of 33.6%. The decrease is primarily attributable to a decline of NIS 74 million ( approximately $20 million)  in interest and CPI linkage expenses in 2012 compared with 2011. These resulted from the decrease of B Communications’ debt and lower inflation in 2012. In addition, higher earnings on our and B Communications’ investments in marketable securities of NIS 52 million (approximately $14 million) in 2012 compared with 2011 also contributed to the decrease in our finance expenses. The decrease was partially offset by additional interest expense incurred by us as a result of our issuance of additional Series C debentures during 2011 and the first quarter of 2012.

Bezeq’s consolidated finance expenses decreased to NIS 145 million (approximately $39 million) in the year ended December 31, 2012 from NIS 197 million in the year ended December 31, 2011, a decrease of 17.8%. The decrease is primarily attributable to the sale of its entire holding in Traffix Communication Systems Ltd. at a profit of approximately NIS 74 million in the first quarter of 2012. The decrease was partially offset by an increase in interest expenses with respect to debentures issued during 2011 and bank credit received in the fourth quarter of 2012 and during 2011. There was also a decrease in profit from financial assets held for trading which resulted from the decrease in the balance of cash and cash equivalents.

Income Tax. Income tax expenses decreased by 15% to NIS 555 million (approximately $149 million) for the year ended December 31, 2012 from NIS 653 million for the year ended December 31, 2011. The decrease is primarily attributable to a onetime adjustment made to the deferred taxes that B Communications allocated with respect to our Bezeq purchase price allocation. This adjustment was required because of changes in the Israeli tax rate that resulted in additional tax expenses in 2011.

Bezeq’s income tax expenses in 2012 amounted to NIS 767 million (approximately $205 million), representing 29.5% of its profit after net finance expenses, compared to income tax expenses of NIS 768 million, representing 26.8% of its profit after net finance expenses in 2011. The increase in tax expenses is primarily attributable to the increase of the domestic fixed-line communications segment's taxable income, which was partially offset by a decrease in profitability in the cellular segment. In addition, the corporate tax rate increased from 24% in 2011 to 25% in 2012.

Loss Attributable to the Owners of our Company. Loss attributable to the owners of our company was NIS 38 million (approximately $10 million) for the year ended December 31, 2012, compared to a loss of NIS 266 million for the year ended December 31, 2011. The decrease is primarily attributable to B Communications’ lower depreciation and amortization expenses with respect to the purchase price allocation relating to the Bezeq transaction and lower income tax expenses recorded in 2012.

Income Attributable to our Non-Controlling Interests. Income attributable to our non-controlling interests was NIS 754 million (approximately $202 million) for the year ended December 31, 2012 compared to NIS 296 million for the year ended December 31, 2011. The increase in income attributable to our non-controlling interests resulted from B Communications lower depreciation and amortization expenses with respect to the purchase price allocation relating to the Bezeq transaction and lower income tax expenses recorded in 2012. The increase was partially offset by the decrease in Bezeq’s net income.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues. Our revenues increased by 30% to NIS 11.4 billion for the year ended December 31, 2011 from NIS 8.7 billion for the year ended December 31, 2010. The increase was primarily due to the consolidation of Bezeq’s operations into our financial statements for a full year.  Bezeq’s consolidated revenues decreased by 5% to NIS 11.4 billion for the year ended December 31, 2011 from NIS 12 billion for the year ended December 31, 2010. The decrease was primarily due to the decrease in the revenues of its domestic fixed-line communications segment.

Bezeq’s domestic fixed-line communications segment revenues in 2011 amounted to NIS 4.6 billion compared with NIS 5.3 billion in 2010, a decrease of 11.7%. The decrease in the segment’s revenues stemmed mainly from a NIS 560 million decrease in revenue from interconnect fees to the cellular networks (with a corresponding decrease in the expense) due to the lower interconnect fee tariffs that were effective January 1, 2011.  There was also a decrease in telephony revenues in 2011, mainly as a result of a decrease in revenue per telephone line. The decrease was moderated by a rise in revenue from high-speed Internet, largely as a result of increased revenue per subscriber against a backdrop of upgraded surfing speeds and an increase in sales of home networks, as well as from a slight increase in the number of Internet subscribers. There was also an increase in revenue from data communications.

Pelephone’s revenues in 2011 amounted to NIS 5.5 billion compared with NIS 5.7 billion in 2010, a decrease of 3.2%. Revenue from services (including value added services) amounted to NIS 4.6 billion in 2010 compared with NIS 3.6 billion in 2011, an decrease of 20.1%. The decrease in revenue from services was primarily due to lower interconnect fee tariffs and accounted for NIS 809 million of the revenue. In addition, competition intensified in 2011 among the cellular companies, which led to an erosion of tariffs for both new customers and for existing customers as part of the efforts to retain them. This erosion is reflected in a further decrease in ARPU. Revenue from the sale of terminal equipment in 2011 amounted to NIS 1.9 billion, compared with NIS 1.2 billion in 2010, an increase of 61.7%. The increase is primarily due to an increase in the sales and upgrade prices of terminal equipment, and from an increase in the number of sales and upgrades of smartphones.

Bezeq International’s revenues in 2011 amounted to NIS 1.35 billion compared with NIS 1.38 billion in 2010, a decrease of 1.9%. The decrease in revenue is primarily due to a decrease in the number of outgoing and incoming minutes throughout the market, a market-wide trend, and a decrease in call transfers between communications carriers worldwide and in sales activity in private exchanges (PBX). Conversely there was an increase in Internet revenues as a result of an increase in the number of customers and from growth in integration activities (IT and communications solutions for businesses).

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 3.0 billion for the year ended December 31, 2011 compared to NIS 2.3 billion for the year ended December 31, 2010, an increase of approximately 30.0%. The increase was primarily due to our consolidation of Bezeq’s results of operations for a full year. The amortization with respect to the purchase price allocation relating to the Bezeq transaction for the years ended December 31, 2011 and 2010 was NIS 1.6 billion and NIS 1.3 billion, respectively.

Bezeq recorded depreciation and amortization expenses of NIS 1.4 billion for the year ended December 31, 2010 compared to NIS 1.4 billion for the year ended December 31, 2011, a decrease of approximately 1%. The decrease reflected a decrease in depreciation and amortization in the cellular segment.

Bezeq’s fixed-line domestic communications segment depreciation and amortization expenses in 2011 amounted to NIS 688 million compared with NIS 690 million in 2010, reflecting an increase in depreciation expenses relating to its investment in the NGN project, offset by a decrease in depreciation and amortization expenses due to the end of depreciation of other property, plant and equipment.

Pelephone’s depreciation and amortization expenses in 2011 amounted to NIS 561 million compared to NIS 601 million in 2010, a decrease of 6.7%.  In 2011, Pelephone completed its depreciation of certain items of property, plant and equipment, primarily relating to its CDMA network, which was partially offset by an increase in depreciation on new investments.

Bezeq International’s depreciation and amortization expenses in 2011 amounted to NIS 109 million compared with NIS 94 million in 2010, an increase of 16%. The increase is attributable to an increase in intangible assets (mainly subscriber acquisition, software and development expenses) and an increase in property, plant and equipment.

Salaries. Salaries increased by 40% to NIS 2.1 billion for the year ended December 31, 2011 from NIS 1.5 billion for the year ended December 31, 2010, due to our consolidation of Bezeq’s results of operations for a full year. Bezeq’s consolidated salary expenses in 2011 amounted to NIS 2.1 billion compared to NIS 2.0 billion in the prior year, an increase of 3.9%.  The increase is attributable to the consolidation of the results of operations of Walla! in the financial statements of the Group for the full year in 2011 and from an increase in the salary expense in the Bezeq’s segments.

Bezeq’s fixed-line domestic communications segment salary expenses were approximately NIS 1.1 billion in both 2011 and 2010.

Pelephone’s salary expenses in 2011 amounted to NIS 602 million compared with NIS 590 million in 2010, an increase of 2%. The increase in salary expenses is primarily attributable to an increase in incentives, an increase on account of temporary employees and a decrease in salary capitalizations on account of subscriber acquisition.

Bezeq International’s salary expenses in 2011 amounted to NIS 265 million compared with NIS 248 million in 2010, an increase of 6.9%. Most of the increase is on account of an increase in the number of workers employed in integration activities, along with an increase in revenues from those activities.

General and Operating Expenses. Our general and operating expenses increased by 20% to NIS 4.5 billion  for the year ended December 31, 2011 from NIS 3.7 billion for the year ended December 31, 2010 due to our consolidation of Bezeq’s results of operations for a full year.

Bezeq’s consolidated general and operating expenses amounted to NIS 4.5 billion in the year ended December 31, 2011 compared to NIS 5.0 billion in the year ended December 31, 2010, a decreased of 11.3%. Most of the decrease is attributable to the domestic fixed-line communications segment and the cellular telephony segment, due to a decrease in interconnects fee expenses. The decrease was offset in part by an increase in the cost of the sale of terminal equipment in the cellular segment.

Bezeq’s fixed-line domestic communications segment general and operating expenses in 2011 amounted to NIS 1.1 billion compared with NIS 1.6 billion in 2010, a decrease of 33.3%. The decrease is attributable to a decrease in revenue from interconnect fees to the cellular networks (with a corresponding and similar decrease in revenue from interconnect fees from the cellular networks) since the tariffs were lowered. Royalty expenses also increased due to a rise in the rate from 1% in 2010 to 1.75% in 2011. This increase was offset by a decrease in vehicle maintenance expenses.

Pelephone’s general and operating expenses in 2011 amounted to NIS 3.0 billion compared to NIS 3.2 billion in 2010, a decrease of 4.2%.  The decrease is attributable to a decrease in the cost of services, mainly call completion costs as a result of a NIS 591 million decrease in interconnect fees, which was substantially offset by an increase in the cost of selling terminal equipment, largely due to the rise in terminal equipment prices and an increase in the number of handsets sold and upgraded.

Bezeq International’s general and operating expenses in 2011 amounted to NIS 739 million compared with NIS 781 million in 2010, a decrease of 5.4%. The decrease is primarily attributable to the decrease in revenues in this segment.

Other Operating Expenses, net. We had other operating expenses, net of NIS 323 million in the year ended December 31, 2011 compared to other operating income, net of NIS 3 million in the year ended December 31, 2010. The increase in other operating expenses is primarily attributable to the increase in the provision for severance pay with respect to employee early retirement from NIS 36 million in the year ended December 31, 2010 to NIS 361.5 million in the year ended December 31, 2011.

Bezeq’s other operating income, net, in 2011 amounted to NIS 139 million compared to a other operating expense of NIS 158 million in 2010. The transition from income to expense is attributable to its NIS 361.5 million provision on account of severance for early retirement in 2011. The increase was offset in part mainly by an increase in capital gains from the sale of copper and profits from forward transactions in copper.

Finance Expense. Finance expense increased by 50% to NIS 1.1 billion for the year ended December 31, 2011 from NIS 716 million for the year ended December 31, 2010. The increase is primarily due to our consolidation of Bezeq’s results of operations for a full year and the impact of a full year’s financing expenses of NIS 304 million associated with the incurrence of NIS 5.1 billion of bank debt by B Communications in connection with its purchase of the Bezeq controlling interest. In addition, we incurred additional finance expenses of NIS 79 million with respect to our debentures and those of B Communications.

Bezeq’s consolidated finance expenses increased to NIS 599 million in the year ended December 31, 2011 from NIS 391 million in the year ended December 31, 2010, an increase of 53%. The increase is primarily attributable to an increase in the amount of bank credit at fixed and variable shekel interest rates, from finance expenses on account of the revaluation of Bezeq’s liability to distribute a special dividend that is not payable out of profits, and from an increase in interest and linkage difference expenses related to debentures issued in 2011. The increase in finance expenses was primarily attributable to an increase in the finance expenses of Bezeq’s domestic fixed-line communications segment from NIS 90 million in 2010 to NIS 240 million in 2011 and was partially offset by a decrease in finance expenses in the cellular segment.

Finance Income. Finance income increased by 52% to NIS 497 million for the year ended December 31, 2011 from NIS 327 million for the year ended December 31, 2010. The increase was primarily due to our consolidation of Bezeq’s results of operations for a full year.

Bezeq’s consolidated finance income increased to NIS 402 million in the year ended December 31, 2011 from NIS 282 million in the year ended December 31, 2010, an increase of 43%. The increase in finance income was primarily attributable to income from investments in monetary funds and deposits and interest from shareholder loans to DBS.

Income Tax. Income tax expenses increased to NIS 653 million for the year ended December 31, 2011 from NIS 385 million for the year ended December 31, 2010. The increase is primarily attributable to one-time adjustment in the amount of NIS 295 million related to the deferred taxes that we allocated with respect to the Bezeq purchase price allocation. The adjustment was required because of changes in the Israeli tax rate enacted on December 5, 2011, including the cancellation of tax reductions that had been provided in the Economic Efficiency Law, resulting in the increase in the company tax rate in Israel to 25% beginning in 2012.

Bezeq’s income tax expenses in 2011 amounted to NIS 768 million, representing 24.9% of its profit after net finance expenses, compared with NIS 932 million in 2010, representing 25.6% of its profit after net finance expenses. The decrease in the percentage of tax after net finance expenses is due to the lower corporate tax (which decreased from 25% in 2010 to 24% in 2011) and from a decrease in the tax expenses in the fourth quarter of 2011, primarily due to the revision of the deferred tax expenses in view of the imminent rise in the tax rate. The decrease was modified by unrecognized expenses, mainly share-based payments and finance expenses on account of a revaluation of the liability to distribute a dividend that does not pass the profit test.

Loss Attributable to the Owners of our Company. Loss attributable to the owners of our company was NIS 266 million for the year ended December 31, 2011 compared to a loss of NIS 209 million for the year ended December 31, 2010. The loss is primarily attributable to our consolidation of Bezeq’s results of operations for a full year and the onetime tax adjustment mentioned above.

Income Attributable to our Non-Controlling Interests. Income attributable to our non-controlling interests was NIS 296 million for the year ended December 31, 2011 compared to NIS 429 million for the year ended December 31, 2011 as a result of our consolidation of Bezeq’s results of operations for the full year.

Seasonality

Bezeq’s consolidated operating results are generally not characterized by a seasonal pattern. In general, Bezeq’s revenues from its cellular mobile phone services are slightly higher in the second and third quarters of the fiscal year than the first and fourth quarters due to different usage patterns prevailing in the summer months compared to the winter months and the holiday season in Israel. In general, Bezeq’s revenues from international communications, Internet and NEP services are affected in a minor way by the seasons and holidays. For example, voice services for the business sector decrease in August and during the Passover holiday; voice services for the private sector increase in the summer months and towards the end of the calendar year; sales of Internet services and NEP equipment usually increase in the fourth quarter; and Internet services for the business sector decrease in the summer months due to the closure of educational institutions.

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

The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the depreciation or appreciation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation) rate %	Israeli inflation adjusted for depreciation (appreciation) %

2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9

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

During 2012, the U.S. dollar depreciated against the NIS.   A devaluation of the dollar in relation to the NIS has the effect of reducing the NIS value of any of our expenses or liabilities which are payable in dollars, unless those expenses or liabilities are linked to the dollar. This devaluation of the dollar also has the effect of decreasing the NIS value of any asset which consists of dollars or receivables payable in dollars, unless the receivables are linked to the dollar.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable income tax rate for 2012  was 25% an increase from the 24% corporate tax rate in 2011. The 25%  corporate tax rate was reinstated for an indefinite period, commencing on January 1, 2012.

As of December 31, 2012, we had tax loss carryforwards in the amount of NIS 230 million ($62 million) compared to NIS 254 million as of December 31, 2011. Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

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

On May 10, 2010, the Organization for Economic Co-operation and Development, or OECD, invited Israel to become a member of the organization, whose mission is to promote co-operation between its members while keeping high international economic standards. The invitation resulted from the OECD Council’s positive assessment of Israel’s position with respect to OECD instruments, standards and benchmarks. On June 29, 2010 an accession agreement was signed in Paris, France. This agreement defined the obligations of OECD membership and included Israel specific remarks on acceptance of OECD legal instruments. On September 7, 2010, on signing the OECD Convention, Israel pledged its full dedication to achieving the Organization’s fundamental aims. Israel is the 32nd country to join the organization, along with Estonia and Slovenia.

B.           Liquidity and Capital Resources

Historically we funded our operations principally from cash flows from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999.

In April 2005, we completed an offering of NIS 220 million of convertible debentures and warrants, in Israel, exclusively to Israeli residents. The debentures are to be repaid during the period April 2008 through April 2015, and were traded on the TASE. The interest rate of these debentures is 4% and are convertible into ordinary shares at a conversion price of NIS 50. Due to the significant increase in our share price, NIS 75.9 million of such convertible debentures were converted into 1,518,008 of our ordinary shares during 2010. In January 2008, our Board of Directors authorized the repurchase of up to NIS 112 million of the convertible debentures. In September 2011, we completed an early redemption of 242,561 par value Series A Debentures, together with index-linkage differentials and accrued interest. As a result of the early redemption, our Series A Debentures were delisted from the TASE on September 26, 2011. As of December 31, 2012,  an immaterial amount of such convertible debentures were outstanding.

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

In December 2009, we issued additional Series B debentures in two private placements to institutional investors in Israel for NIS 400 million.  The terms of these additional Series B debentures issued in December 2009 are identical to those of the Series B debentures issued in September 2007.  As of December 31, 2012, approximately NIS 366 million ($98 million) of the Series B Debentures remained outstanding. The Series B Debentures continue to trade on the TASE.

In 2009 we completed the repurchase of 5,481,859 of our ordinary shares for an aggregate of NIS 140 million, or an average price of NIS 25.3 per share, under two repurchase programs authorized in November 2007 and July 2008.  In 2010, our Board of Directors authorized a third repurchase program, for the repurchase of up to an additional NIS 44 million of our ordinary shares in the open market from time to time at prevailing market prices. As of December 31, 2012, we had repurchased 330,756 ordinary shares under the third program at a total purchase price of approximately NIS 30 million ($8 million), or an average price of NIS 90.7 ($24.30) per share. No repurchases were made in 2012.

In September 2010, we completed the public offering in Israel of NIS 170 million of our Series C Debentures.  The Series C Debentures are payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and pay interest at a fixed annual rate of 4.45%, which is payable semi-annually on March 10 and September 10 of each of the years 2011 through 2019 (the last interest payment is payable on March 10, 2019). The Series C Debentures are NIS denominated and are not linked to the Israeli CPI. The Series C Debentures contain standard terms and conditions and are unsecured, non-convertible and do not restrict our ability to issue any new series of debt instruments or distribute dividends in the future. The Series C Debentures are listed for trading on the TASE. The net proceeds from the public offering, after deduction of arranger’s fees, early commitment fees and other expenses and commissions, were approximately NIS 169 million. Midroog Ltd. awarded the newly issued Series C Debentures an A3 stable rating.

In December 2010, we issued additional Series C Debentures in a private placement to certain institutional investors, in a principal amount of NIS 148 million.  We issued the additional Series C Debentures in exchange for approximately NIS 125 million principal amount of our outstanding Series B Debentures, reflecting an exchange ratio of 1:1.188.  In February 2011, we issued additional Series C Debentures in a private placement to a number of Israeli institutional investors.  The offering price was NIS 1.0275 per debenture, which represented a yield of 4.2%. The aggregate proceeds were approximately NIS 133.6 million. In December 2011 and January 2012, we completed private placements of NIS 65 million and NIS 14 million, respectively, of our Series C Debentures. The private placements were offered to a number of Israeli institutional investors pursuant to Regulation S under the Securities Act. The terms of all issued Series C Debentures are identical to the terms of Series C Debentures issued in 2010 and they are listed on the TASE.  As of December 31, 2012, approximately NIS 680 million ($182 million) of Series C Debentures are outstanding.

As of December 31, 2011 and 2012, we had on an unconsolidated basis cash and cash equivalents as well as marketable securities of NIS 343 million and NIS 179 million (approximately $48 million), respectively.

Bezeq’s Dividend Distributions

On August 4, 2009, Bezeq’s board of directors adopted a dividend distribution policy according to which Bezeq will distribute to its shareholders, semiannually, a dividend at a rate of 100% of its semiannual net income after minority share in accordance with Bezeq’s consolidated financial statements. The implementation of the dividend policy is subject to the provisions of applicable law, including the dividend distribution tests set forth in the Israeli Companies Law, as well as the estimate of Bezeq’s board of directors regarding Bezeq’s ability to meet its existing and anticipated liabilities from time to time. Each dividend distribution is subject to the approval of Bezeq’s shareholders, pursuant to Bezeq’s articles of association.

Bezeq paid total cash dividends of NIS 3.7 billion, NIS 3.2 billion and NIS 3.1 billion in each of the three years ended December 31, 2012.

On April 8, 2010, Bezeq’s shareholders approved the distribution of a dividend of NIS 0.9170679 per share (a total of approximately NIS 2.45 billion) to Bezeq shareholders of record on April 15, 2010, which was paid on May 3, 2010.We received NIS 750 million in connection with such dividend distribution.

On September 12, 2010, Bezeq’s shareholders approved the distribution of a dividend of NIS 0.4780459 per share (a total of approximately NIS 1.28 billion) to Bezeq shareholders of record on September 20, 2010 which was paid on October 7, 2010.We received NIS 390 million in connection with such dividend distribution.

On March 31, 2011, Bezeq received an approval from the Tel Aviv District Court for a NIS 3 billion distribution which will be distributed to Bezeq’s shareholders in six equal, semi-annual payments during the period 2011-2013. Court approval was required as the amount of the distribution exceeded Bezeq’s accounting profits according to its financial statements.

On April 13, 2011, the general meeting of the shareholders of Bezeq approved the distribution of a cash dividend to its shareholders of NIS 1.163 billion, which on the record date for the distribution (May 4, 2011) represented NIS 0.4305716 per share. The dividend was paid on May 19, 2011 (together with the special dividend, as described above). Accordingly, B Communications received approximately NIS 364 million in dividends on the payment date.

On September 7, 2011, the general meeting of the shareholders of Bezeq approved the distribution of a cash dividend to its shareholders of NIS 992 million, which on the record date for the distribution (September 18, 2011) represented NIS 0.3662451 per share. The dividend was paid on October 5, 2011, and B Communications received approximately NIS 308 million in dividends on the payment date. In addition, on October 5, 2011, Bezeq made a second distribution of NIS 500 million, and B Communications received approximately NIS 156 million with respect to such distribution.

On July 3, 2011, a motion was filed with the Economic Department of the Tel Aviv District Court by a holder of Bezeq’s Debentures (Series 5) seeking to cause Bezeq to re-examine its ability to make distributions and to file an updated opinion with the Court, so that the holders would have the ability to object to the distribution. On September 19, 2011, the Court confirmed an agreement between the parties, according to which the Court’s approval of the distribution will not detract in any way from the obligations of Bezeq’s directors and officers under any law. The Court stipulated that this was not intended to prevent a creditor from applying to the court if he or she is able to demonstrate that Bezeq’s solvency has significantly deteriorated. Pursuant to this decision, Bezeq stipulated that the ruling does not change its ability to make additional payments of the Special Distribution and dividends pursuant to its on-going dividend policy, and that no further application to the Court is necessary before each payment is made.

On April 24, 2012, the general meeting of the shareholders of Bezeq approved the distribution of a cash dividend to its shareholders in the total sum of NIS 1.074 billion, which on the record date for the distribution (May 4, 2012) amounted to NIS 0.3951788 per share. The dividend was paid on May 21, 2012, together with the third portion of the special distribution, in the amount of NIS 500 million, which on the record date for the distribution (May 4, 2012) amounted to NIS 0.1839752 per share.

On September 6, 2012, the general meeting of the shareholders of Bezeq approved the distribution of a cash dividend to its shareholders in the total sum of NIS 997 million to shareholders of record on September 23, 2012. The dividend, which is based on Bezeq’s dividend distribution policy, was paid on October 10, 2012.  B Communications  received NIS 309 million (approximately $83 million) from this distribution.  On October 10, 2012, Bezeq also distributed to Bezeq's shareholders of record on September 23, 2012, the fourth NIS 0.5 billion installment of the NIS 3 billion special dividend that was approved by shareholders on January 24, 2011.

On March 13, 2013, Bezeq's Board of Directors resolved to make a recommendation to the general meeting of Bezeq's shareholders to distribute a current cash dividend in the total amount of NIS 861 million to shareholders. At the date of the report, this dividend has not yet been approved by the general meeting. The determination date for the distribution is May 1, 2013 and the payment date is scheduled to be May 13, 2013.  The fifth portion of the Special Distribution in the amount of NIS 500 million is scheduled to be paid together with May 2013 distribution, if approved.

On April 18, 2013, an objection to the distribution of the fifth installment of the special dividend was filed by the same debenture holder who filed previous motions on this issue. Bezeq rejects the arguments set forth in the objection and intends to argue that there is no basis to the relief sought by the objector and to move to dismiss the objection summarily and on the merits.

The sixth and last distribution of NIS 0.5 billion of the special dividend is scheduled to be made by the end of November 2013. To the extent possible, the November distribution will be made together with the regular dividend distribution (if such dividend will be approved) based on Bezeq's financial results for the six months ending June 30, 2013.

On April 8, 2013, C.F.A. Drilling Ltd., or C.F.A., purporting to be a shareholder of Bezeq, submitted a statement of claim for a declaratory judgment against Bezeq, B Communications and Mr. Shaul Elovich, to the District Court in Tel Aviv.  In its claim, C.F.A. asserted that B Communications, as the controlling shareholder in Bezeq, has a personal interest in the distribution of dividends by Bezeq.  C.F.A. is seeking a declaratory judgment to the effect that: (i) B Communications has a personal interest in connection with any proposed distribution of dividends at Bezeq's next general meeting; (ii) Bezeq should publicize, reasonably prior to that annual meeting, all the information made available to Bezeq's board of directors before it makes a decision whether to recommend the distribution of dividends, as well as the full minutes of the board's deliberations concerning this matter; and (iii) Bezeq should ensure the attendance at the annual meeting of the experts, if any, who delivered an opinion regarding Bezeq's solvency, in order to answer any questions that the shareholders may have prior to a decision being taking at the Meeting. On April 17, 2013, B Communications and Mr. Shaul Elovitch submitted a motion to dismiss the claim or, in the alternative, to stay the proceeding due to pending claims in related matters.

Financing for the Acquisition of the Bezeq Shares

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares for approximately NIS 6.5 billion and became the controlling shareholder of Bezeq. The acquisition was funded with the proceeds that B Communications received from the sale of its legacy Communications Business and the following loans:

On the closing date of the acquisition of the Bezeq interest, B Communications’ indirect fully owned-subsidiary SP2, which holds the Bezeq interest acquired on that date, received a bank loan from certain banking and financial institutions led by Bank Hapoalim Ltd., or Bank Hapoalim, in a total principal amount of NIS 4.6 billion (approximately $1.3 billion). The loan was divided into four tranches, as follows:

•
Credit A - a “bullet” floating rate loan, in the amount of NIS 700 million; with principal and interest that was payable on November 30, 2010. Credit A is indexed to Bank Hapoalim’s prime interest rate, plus a margin of 2%. Bank Hapoalim Prime on the date of the closing was equal to 1.62%. B Communications repaid this loan in full following its receipt of a dividend from Bezeq on May 3, 2010.

•
Credit B –This tranche is divided into two parts. The first part, originally in the amount of NIS 1.1 billion, is a floating loan indexed to the Bank Hapoalim prime interest rate; and the second part, originally in the amount of NIS 900 million, is a fixed rate loan, linked to the Israeli CPI. Both parts of Credit B are payable in 13 equal semi-annual installments of both principal and interest, with the first payments made on November 30, 2010. The interest rate on the first part of Credit B is 4.58% and the interest rate on the second part of Credit B is 4.35%. As of December 31, 2012, NIS 715 million of the first part and NIS 627 million of the second part remained outstanding.

•
Credit C – a “bullet” loan, originally in the principal amount of NIS 700 million, is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at an interest rate of 4.73%. The principal of Credit C will be paid in one payment on November 30, 2016; and the interest will be paid in 13 semi-annual installments, the first of which was made on November 30, 2010. As of December 31, 2012, NIS 32 million of this tranche remained outstanding.

•
Credit D - two “bullet” loans, the principal of which will be paid in one payment on May 30, 2017 and the interest will be paid in 13 semi-annual installments, the first of which is due on November 30, 2010. The first loan of Credit D is in the principal amount of NIS 800 million and is a floating rate loan, indexed to the Bank Hapoalim prime interest rate, at a rate of 4.75%. The second loan is in the principal amount of NIS 400 million and is a fixed rate loan, linked to the Israeli CPI, at a rate of 5.4%. As of December 31, 2012, NIS 800 million of the first part and NIS 430 million of the second part remained outstanding.

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

In addition, SP2 agreed to pay the lenders certain fees, expenses and cost increases. SP2 also issued phantom stock options to the banks, under which they received option units, which reflect, in the aggregate, 2% of Bezeq’s share equity (subject to adjustments in certain cases). The “base price” of each unit was NIS 8.62. The total amount payable by SP2 to the banks is limited to NIS 125 million (NIS 2.4289 per option unit) in the aggregate. The option units, which were exercisable by the lenders until May 30, 2017, were exercised in the fourth quarter of 2010.  SP2 is obligated to pay the lenders a total of NIS 124 million in five equal annual installments, the first of which was paid in May 2012.  The payments under the option agreements will be made from dividends that SP2 will receive from Bezeq, which in accordance with the loan agreement may not be withdrawn by SP2 from its account.

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

Instead of holding the deposit in cash, B Communications may purchase a securities portfolio, consisting of the following instruments: (a) short-term loans and bonds of the State of Israel; (b) no more than NIS 75 million of securities rated at least AA- (double-A-minus) (or an equivalent rating of another rating company), or which were issued by a corporation so rated, provided that not more than NIS 10 million is invested in a single security and no investments may be made in: (i) debentures of communication companies; (ii) debentures of companies controlled by Mr. Shaul Elovitch; or (iii) debentures with a duration exceeding 5 years. Subject to its satisfaction of the above conditions, we may manage the aforementioned securities portfolio, buy and sell securities from time to time (including by means of an automated trading system, provided that the proceeds from such transactions are deposited directly in our account), without requiring the bank’s specific approval for the transactions.

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

The interest is payable semi-annually, and the principal is payable in one payment, on the earlier of: (i) March 31, 2017; or (ii) 60 days prior to the agreed repayment date of the entire amount of Credit D under the SP2 loan described above.

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

Financing of Ongoing Operations

We expect to have sufficient funds to meet our long term working capital needs, capital expenditures, debt service and other funding requirements, both on a consolidated level (including B Communications which consolidates Bezeq's results) and with respect to our own debt service (not including B Communications and Bezeq),

For this long-term analysis we took into account the following:

The working capital and debt aspects of Bezeq

We believe that our base asset, Bezeq, is a strong and well capitalized company. Its cash flow from operating activities was approximately NIS 4 billion (approximately $1 billion) in the year ended December 31, 2012, an increase of 26% compared to cash flow from operating activities of NIS 3.2 billion for the year ended December 31, 2011.

Analysis of our working capital and debt repayment over the long term

We expect to have sufficient funds to service our indebtedness (excluding Bezeq’s indebtedness) from our current cash and cash equivalents, our ability to raise additional funds, including through the sale or pledge of a portion of our shareholdings in B Communications that are free from any encumbrances, and from future dividends from B Communications.  In this context it is noteworthy that at this stage B Communication does not have sufficient "distributable profits", as required under the Israeli Companies Law, to declare a dividend. Nevertheless we expect that by the conclusion of 2012 B Communications will extinguish its retained earnings deficit and will be able to distribute dividends thereafter.

In 2013, B Communications expects to receive dividends from Bezeq totaling NIS 850 million and to make debt repayments of NIS 650 million, thereby creating a cash surplus of NIS 200 million. We expect that B Communications’ total accumulated cash surplus at December 31, 2013 will be approximately NIS 894 million and that at least a portion of B Communications’ cash surplus will be used for a dividend distribution.

Our Company’s current liquid balances:

As of December 31, 2012, our cash and cash equivalents and current investments totaled NIS 179 million. In addition, we own 24 million unencumbered ordinary shares of B Communications having a value at December 31, 2012 of NIS 376 million (79.94% of B Communications’ outstanding share capital). These shares can, if necessary, be used to support the refinance of existing debt or be sold for cash (up to 8 million shares can be sold without endangering our controlling interest in B Communications). We believe these funds, together with the expected dividends from B Communications, will be sufficient to service our debenture installments through December 31, 2014 that total approximately NIS 343 million. Beyond 2014, we expect to have sufficient funds to serve our expected indebtedness.

Bezeq

As of December 31, 2011 and 2012, Bezeq had cash and cash equivalents and current investments of NIS 2.3 billion and NIS 1.5 billion (approximately $414 million), respectively. The decrease was primarily due to the payment of NIS 2 billion (approximately $555 million) of dividends in 2012.

 Bezeq’s incurred consolidated capital expenditures in the years ended December 31, 2012 and 2011 were NIS 1.5 billion (approximately $413 million) and NIS 1.9 billion, respectively.  The capital expenditures in 2012 were primarily for the development of the Bezeq Group’s communications infrastructure in the amount of NIS 1.3 billion (approximately $340 million) and for investments in intangible assets and deferred expenses in the amount of NIS 269 million (approximately $72 million). The decrease of NIS 774 million between 2012 and 2011 was primarily attributable to the reduction in capital expenditures as a result of completion of the deployment of the NGN project as well as an increase in proceeds from the sale of fixed assets by the domestic fixed-line communications segment and the completion of the submarine communications cable deployment.

In the year ended December 31, 2012, Bezeq repaid debts and paid interest totaling approximately NIS 1.2 billion (approximately $318 million), compared with approximately NIS 1.9 billion in 2011. In contrast, the domestic fixed-line communications segment raised NIS 650 million (approximately $174 million)of debt in 2012 compared to total debt raised by means of loans and an issuance of debentures of approximately NIS 5.3 billion in 2011. In addition, Bezeq paid a dividend of NIS 3.1 billion (approximately $823 million) in 2012, compared to NIS 3.2 billion paid in 2011.

The average of long-term liabilities (including current maturities) to financial institutions and debenture holders in the year ended December 31, 2012 amounted to NIS 9.3 billion (approximately $2.5 billion). Average credit from suppliers in the reporting year was NIS 851 million (approximately $228 million) and the average short-term customer credit was NIS 3.1 billion (approximately $823 million). The average long-term customer credit was NIS 1.3 billion (approximately $337 million).

The Bezeq Group's working capital surplus as of December 31, 2012 amounted to approximately NIS 491 million (approximately $132 million) compared to a working capital surplus of NIS 1.4 billion on December 31, 2011. Bezeq has (according to its unconsolidated financial statements) a working capital deficit of approximately NIS 790 million (approximately $212 million) as of December 31, 2012, compared to a surplus of NIS 161 million on December 31, 2011. The transition from surplus to deficit in Bezeq's working capital is primarily attributable to a decrease in the balance of cash and cash equivalents, which on December 31, 2011 included receipts in respect of an issuance of debentures and receipt of long-term loans during 2011. There was also an increase in the current liabilities of Bezeq, primarily due to an increase in the current maturities of its long-term loans.

The Board of Directors of Bezeq reviewed the existing and projected resources and cash flows in the foreseeable future and the investment needs of Bezeq, as well as the sources of finance and the potential amounts that will be required by Bezeq. On the basis of its review of all these factors, the Board of Directors concluded that despite the deficit in Bezeq's working capital (according to its unconsolidated financial statements) it does not have a liquidity problem. Bezeq can meet its existing cash needs and its needs for the foreseeable future by generating cash from operations, by receipt of dividends from subsidiaries and by raising debt, should it decide to do so, from banking and non-banking sources.

The table below describes Bezeq’s long term loans as at December 31, 2012:

Source of finance	Amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2012
Banks	2,306	Unlinked NIS	Variable, based on prime rate (1)	3.20%	3.22%	3.20%-4.20%
Banks	2,340	Unlinked NIS	Fixed	5.67%	5.69%	5%- 6.85%
Non-bank	425	Unlinked NIS	Variable, based on annual STL rate (2)	3.26%	3.41%	3.26%-4.08%
Non-bank	1,729	Unlinked NIS	Fixed	5.92%	6.11%	5.70%-6.65%
Non-bank (3)	2,334	CPI-linked NIS	Fixed	3.86%	3.95%	3.70%-5.95%

(1)	Prime interest rate in March 2013 – 3.25%.

(2)	Based on Israeli government short term loan rate of 1.858% (calculated as the average last five trading days of November 2012 for the interest period that ended on March 1, 2013).

(3)
Not including Debentures (Series 5) held by a wholly-owned subsidiary. Bezeq’s loans in the total amount of NIS 7.8 billion include a cross-default mechanism that under certain conditions allows immediate recall of the debt should a third party demand immediate repayment of debt owed to it due to a breach of contract.

Bezeq’s Outstanding Debentures

In May 2004, the Bezeq Group issued 600 million of Series 5 debentures of NIS 1 par value each, repayable in six equal annual installments on June 1 of each of the years 2011 to 2016, which bear 5.3% annual interest, linked (principal and interest) to the CPI in April 2004. The debentures were sold to institutional investors and to Bezeq Zahav Holdings, whose entire activity is holding such debentures. An additional NIS 1.5 billion of Series 5 debentures were sold to Bezeq Zahav Holdings in 2004. On March 30, 2005, an additional NIS 287 million of Series 5 debentures was issued. As of December 31, 2012, NIS 1.6 billion of Series 5 debentures remained outstanding, of which NIS 587 million par value is held by Bezeq Zahav Holdings.

As of December 31, 2012, Bezeq had NIS 782 million of debentures that are not publicly traded. In addition, Bezeq created a negative pledge in favor of the debenture holders and in favor of a bank, which includes exceptions, such as, for the matter of a lien on assets that are purchased or expanded by Bezeq, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for the matter of a token charge. The lenders have a right to call the debentures for immediate payment in the event that Bezeq does not repay the debentures or if there is a breach of their terms, if a significant attachment is imposed on its assets, if a receiver is appointed for Bezeq's assets or a liquidation order is given against Bezeq, if Bezeq ceases to run its business, or if the holder of another charge realizes the charge it has on the assets of Bezeq. In Bezeq's opinion, at December 31, 2012 it was in compliance with all of the aforementioned terms.

Additional Bank Loans

Between October 29, 2012 and November 15, 2012, Bezeq issued NIS 650 million of unlinked NIS denominated debt having a term of 4.3 years.

Between May 12, 2011 and May 18, 2011, Bezeq entered into NIS 2 billion of loans with Israeli banks and with a financial institution. NIS 1.4 billion of this amount is long-term debt (with an average duration of 6.2 years) and NIS 600 million of this amount is short-term debt. Some of the debt was raised as part of the exercise of a letter of liability for the extension of long-term credit that Bezeq received from a bank on February 17, 2011. As a result, the available credit under this letter was reduced from NIS 1.5 billion to NIS 700 million. Subsequently, on August 2, 2011, Bezeq obtained  a long-term NIS 600 million loan (average duration - 5.3 years) from a bank, to replace the short-term loan of the same amount mentioned above. Upon taking this loan, the letter of undertaking was cancelled.

In connection with this debt, Bezeq made the following commitments towards each of the entities that had extended the credit, or the financing entities:

●
An undertaking not to create any other liens on its assets (negative lien) under the same conditions as those of the negative lien given in favor of the banks, and subject to exceptions defined therein.

●
The financing documents include grounds for recalling the credit, including violations, insolvency, liquidation procedures, receivership or the like, as well as the right to demand immediate repayment if a third-party lender demanded immediate repayment of Bezeq's debts towards it for an amount that is more than the defined amount.

●
Bezeq undertook that should it make a commitment towards any additional lending entity in connection with financial covenants, the financing entities may (under certain conditions) ask Bezeq to sign an identical undertaking towards them. for the outstanding long-term debt.

Israeli shelf prospectus

On June 1, 2011, Bezeq filed a shelf prospectus with the Israel Securities Authority and the TASE in Israel. The shelf prospectus is valid for a period of two years and may be used by Bezeq to raise capital or debt in the future through the issuance of ordinary shares, debt securities, debt securities convertible into ordinary shares, warrants to purchase ordinary shares, warrants to purchase debt securities, and commercial paper at the discretion of Bezeq, subject to filing a supplemental shelf offering report in which Bezeq would describe the terms of the securities offered and the specific details of the offering. Bezeq has not yet made any decision as to the offering of any securities, nor as to its scope, terms or timing, nor is there any certainty that such an offering will be made.

Subsequently, on June 22, 2011, Bezeq published an amendment to the Shelf Prospectus in which changes were made principally to the conditions of the debentures and deed of trust. On June 29, 2011, Bezeq published a shelf offering report offering its debentures to the public (Series 6-8). On July 3, 2011, Bezeq issued the following debentures (Series 6-8):

•
NIS 958,088,000 par value of debentures (Series 6), bearing fixed annual interest of 3.70%. The debentures will be repaid in five (5) equal, annual installments, payable every year on December 1, from 2018 through 2022 (inclusive). The first interest payment was made on December 1, 2011 and subsequently interest is payable twice a year on June 1 and December 1 every year through 2016. The principal of the debentures (Series 6) and their interest will be linked to the CPI published in June 2011.

•
NIS 424,955,000 par value of debentures (Series 7), bearing variable interest at the short-term government loan yield per annum, or base interest, plus a margin of 1.40%. The debentures will be repaid in five (5) equal, annual installments, payable every year on December 1 from 2018 through 2022 (inclusive). The first interest payment was made on September 1, 2011 and subsequently interest is payable four times a year on March 1, June 1, September 1, and December 1, through 2022. The debentures (Series 7) are not linked to the CPI or to any currency.

•
NIS 1,329,363,000 par value of debentures (Series 8), bearing fixed annual interest of 5.70%. The debentures will be repaid in three (3) equal, annual installments, payable on June 1 every year from 2015 through 2017 (inclusive). The first interest payment was made on December 1, 2011 and subsequently interest will be paid twice a year on June 1 and December 1 every year through 2016. The last interest payment will be made on June 1, 2017. The debentures (Series 8) are not linked to the CPI or to any currency.

In connection with these three series of debentures totaling NIS 2.73 billion, bank loans amounting to NIS 4.65 billion (as at December 31, 2012) and NIS 400 million of debentures issued to financial institutions, Bezeq has undertaken the following:

•
Bezeq will not create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders and the lending banks (negative pledge). Bezeq may create additional pledges under certain circumstances, including liens that are created for the purchase or expansion of Bezeq’s assets and pledges of immaterial amounts.

•
Standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was provided to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq's debts in an amount exceeding the amount determined.

In addition, Bezeq has undertaken that if it gives an undertaking to any entity in respect of compliance with financial covenants, it will provide the same undertaking to its debenture holders and the banks (subject to certain exceptions).

Bezeq has also given an undertaking to holders of debentures (Series 6 to 8) to take steps, to the extent under its control,  that the debentures will be rated by at least one rating company so long as there are debentures of the relevant series outstanding.

The par value of debentures (Series 5) is 1,591,311,333 of NIS 1 par value each, of which NIS 1,004,578,000 of debentures were issued to the public and the balance of NIS 586,733,333 were issued to Bezeq Zahav.  Standard terms were established for immediate repayment of the debentures, including breach events, insolvency, dissolution procedures or receivership.

The bank loans and debentures of Pelephone (NIS 98 million and NIS 346 million as at December 31, 2012, respectively) are secured by an irrevocable undertaking by Pelephone to the credit providers not to encumber its assets without their consent (a negative pledge). Pelephone also has made an undertaking to comply with certain financial covenants. Pelephone was in compliance with such financial covenants as of December 31, 2012.

Credit rating

Bezeq is rated by two rating agencies. Below are details of the current rating of each of the agencies:

Rating agency	Rating	Changes in rating	Type of credit rated
S&P Maalot	ilAA +
February 6, 2011 – Ratification of Bezeq's rating of ilAA+ (removal from CreditWatch), with a negative outlook.
June 29, 2011 – Rating set at ilAA+ with a negative outlook for new debentures (Series 6-8) of up to NIS 3 billion.
July 4, 2012 – Ratification of the current rating without change.
February 21, 2013 – Rating of Bezeq and its debentures was lowered to ilAA with a stable outlook.
Bezeq and Debentures Series 5 – 8
Midroog	Aa2
January 2, 2011 – Transfer of rating of Bezeq’s debentures to Watch List with negative outlook, following Bezeq's notice of NIS 3 billion dividend distribution in 2011 -2013, that is not in compliance with the profit test for dividends,
April 3, 2011 – Removal of above debentures from Watch List with an unchanged rating (Aa1) and negative outlook, following the approval of the NIS 3 billion distribution by shareholders and the District Court.
June 29, 2011 – Rating set at Aa1 with negative outlook for NIS 3 billion of new debentures (Series 6-8) issued by Bezeq, and the same rating for Bezeq’s outstanding  debentures..
July 19, 2012 –Rating of Bezeq’s debentures (Series 5, 6, 7, 8) lowered from Aa1/Negative Outlook to Aa2/Stable Outlook)
Debentures Series 5 – 8

During 2013, Bezeq expects to make approximately NIS 1.35 billion of principal and interest payments (including on its debentures). Bezeq incurs debt from time to time to manage its cash flows and it may issue debt during 2013. Bezeq's may enter into  new bank loans or issue private or public debt, or both.

Pelephone

Pelephone's operations are primarily financed out of its cash flow from operating activities and debt. It has long-term loans from banks, private (non-tradable) debentures, and loans received from Bezeq.

The average effective interest rate in 2012 for Pelephone's loans is provided below:

Source of finance	Amount at Dec. 31, 2012 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Banks	97	CPI-linked NIS	4.50%	4.55%
Non-bank	353	CPI-linked NIS	4.62%	4.67%
Loan from parent company	549	Fixed interest NIS	5.75%	5.75%

Undertakings towards banks

As part of its arrangements with the banks in Israel providing it with credit, Pelephone gave an irrevocable undertaking to those banks to comply with certain financial covenants, including:

●	Pelephone's total debt will not exceed three times its equity.

●
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

●	Total debt (including guarantees and less cash and cash equivalents) should not exceed NIS 3.8 billion (linked to the CPI of January 2002). The amount of the debt will be reviewed once every quarter.

●	No fixed or floating charge can be imposed on Pelephone's assets unless it obtains the banks' prior written consent.

●	No security or charge on Pelephone's assets or guarantee to secure credit can be provided for Pelephone's shareholders or any third party, without the prior written consent of the banks.

●
No loans or credit can be provided for Pelephone's shareholders, except for Bezeq, without the prior written consent of the banks, and provided that its debt to equity ratio does not exceed 2.5 times its equity.

●
In addition to these covenants, Pelephone undertook to insure that the cumulative amount of all its debts and liabilities towards a particular bank does not exceed at any time a sum equal to 40% of its total debt to financial entities, including debenture-holders.

Issuance of debentures

In 2004 and 2005, Pelephone issued three series of CPI-linked debentures in private placements to institutional investors, in the aggregate amount of NIS 1.1 billion par value. The debentures are not secured by a charge and the terms of the negative pledge and Pelephone's financial covenants towards the banking system in Israel apply also to the debenture-holders. The deed of trust includes standard clauses for immediate repayment of the debentures, including insolvency proceedings. The amount of debentures outstanding at December 31, 2012, was NIS 346 million.

DBS

Bank financing

DBS is party to a financing agreement with a consortium of banks dated May 23, 2001, which was amended in July 2012. According to the financing agreement, DBS was provided with an on-going credit facility of NIS 170 million and a hedge facility of $10 million until the end of 2015.

The table below shows the average interest rates payable on DBS’s loans:

	Source of financing	Amount at December 31, 2012 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Short-term loans	Banks	69	NIS	5.2%	5.4%
	Banks (1)	0	NIS	5.65%	5.72%
Long-term loans	Non-bank (2)	1,539	CPI-linked NIS	6.3%	6.4%
	Shareholder loans(3)	3,086	CPI-linked NIS	6.1%	6.2%

(1)
Until December 31, 2010, the long-term bank loans bore 5.6% annual fixed interest. As of December 31, 2010, some of these loans began bearing fixed interest at an average rate of 6.63%, and others variable interest at an average rate of prime plus 1.8%.

(2)	The non-bank credit, which is valid to December 31, 2011, consists of debentures.

(3)
Loans extended to DBS by its shareholders are linked to the CPI and are divided into three types: A. Non-interest bearing loans; B. Loans bearing annual interest of 5.5%; C. Loans bearing annual interest of 11%.

Institutional financing

DBS issued  a debenture series in 2007 (Series A) to institutional investors, which was listed on the Tel Aviv Continuous Trading platform for institutional and sophisticated investors on the TASE, or TACT Institutional, in accordance with a deed of trust between DBS and Hermetic Trust (1975) Ltd. DBS issued a debenture series in 2010 (Series B) to institutional investors which were listed on the TACT Institutional and which were expanded in 2011 and 2012, in accordance with a deed of trust between DBS and Hermetic Trust (1975) Ltd. as part of the long-term bank credit to DBS.

The Series A and B debentures are each secured by a first ranking floating charge, unlimited in amount, on all of DBS's assets (aside from exceptions attributable to the provisions of the Communications Law) placed by DBS in favor of the trustee of the relevant series, including a covenant that restricts the creation of additional charges (other than exceptions stipulated in the deed of trust), and a first ranking fixed charge, unlimited in amount, in favor of any such trustee, on the rights and assets of DBS that were charged by it in favor of the banks.

In July 2012, DBS issued NIS 392 million of debentures to several institutional entities. On March 21, 2013 and on April 14, 2013, DBS issued an additional NIS 73 million and NIS 26 million, respectively, of Series B debentures.  Proceeds from the issuances were used to repay the long-term bank loans that DBS had previously obtained from the banks.

Cash Flows

The following table summarizes our cash flows on a consolidated basis for the periods presented:

	Year Ended December 31,
	2010	2011	2012

Net cash provided by operating activities	2,581	3,172	3,997
Net cash provided by investing activities	(6,282)	(2,075)	(1,160)
Net cash (used in) provided by financing activities	2,755	(54)	(3,520)
Net increase (decrease) in cash and cash equivalents	(946)	1,043	(683)
Cash and cash equivalents at beginning of year	1,350	404	1,447
Cash and cash equivalents at end of year	404	1,447	764

Operating Activities

Consolidated cash provided by operating activities in the year ended December 31, 2012 amounted to NIS 4.0 billion (approximately $1.1 billion) compared to NIS 3.2 billion in 2011 and NIS 2.6 billion in 2010. The increase of NIS 825 between 2012 and 2011 was primarily attributable to an improvement in working capital of the cellular segment as a result of a decrease in the sale of handsets together with a decrease in payments to handset suppliers, as well as from the factoring of certain receivables from previously purchased handsets paid for in installments.

Investing Activities

Consolidated cash used in investing activities in the year ended December 31, 2012 was NIS 1.3 billion (approximately $310 million) compared to NIS 2.1 billion in 2011 and NIS 6.3 billion in 2010. The decrease of NIS 915 million between 2012 and 2011 was primarily attributable to the reduction in capital expenditures as a result of completion of the deployment of the NGN project as well as an increase in proceeds from the sale of fixed assets by the domestic fixed-line communications segment and the completion of the submarine communications cable deployment.

Financing Activities

Consolidated cash used in financing activities in the year ended December 31, 2012 was NIS 3.5 billion (approximately $942 million) compared to NIS 54 million in 2011 and cash provided by financing activities of NIS 2.8 billion in 2010. The increase of NIS 3.2 billion of cash used during  2012 compared to 2011 was primarily attributable to loans received and debentures issued by Bezeq of NIS 777 million compared with NIS 5.2 billion of new debt in 2011. The decrease was partially offset by lower debt repayments made in 2012 of NIS 1.2 billion compared with NIS 2.3 billion in 2011.

Bezeq’s Cash Flows

The following table summarizes the Bezeq Group’s consolidated cash flows for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(NIS in millions)

Net cash provided by operating activities	3,696	3,186	4,014
Net cash (used in) investing activities	(1,484)	(2,491)	(1,237)
Net cash (used in) provided by financing activities	(2,427)	292	(3,663)
Net (decrease) increase in cash and cash equivalents	(215)	987	(886)
Cash and cash equivalents at beginning of year	580	365	1,352
Cash and cash equivalents at end of year	365	1,352	466

Operating Activities

Consolidated cash flows from operating activities in the year ended December 31, 2012 amounted to NIS 4 billion (approximately $1.1 billion) compared to NIS 3.2 billion in 2011, an increase of NIS 828 million, and NIS 3.7 billion in 2010. The increase is mainly attributable to an improvement in working capital of the cellular segment as a result of a decrease in the sale of handsets together with a decrease in payments to handset suppliers, as well as from the factoring of certain receivables from previously purchased handsets paid for in installments.

Investing Activities

Net cash used in investing activities was NIS 1.2 billion (approximately $331 million) in 2012, compared to NIS 2.5 billion in 2011 and NIS 1.5 billion in 2010. Cash flow from operating activities is one of the sources of financing for the Bezeq Group’s investments, which during 2012 included NIS 1.3 billion (approximately $340 million) used in the development of communications infrastructures and NIS 269 million (approximately $72 million) used in the acquisition of intangible assets and deferred expenses, compared to NIS 1.5 billion and NIS 355 million, respectively, in 2011. Furthermore, approximately NIS 131 million (approximately $35 million) net was invested in financial assets held for trade and others, compared to NIS 892 million in the prior year. In addition, in 2012, the Bezeq Group received proceeds of approximately NIS 305 million (approximately $82 million) from the sale of property, plant and equipment, as well as approximately NIS 100 million (approximately $27 million) from the realization of assets and non-current loans, which includes the proceeds from the sale of assets available for sale.

Financing Activities

In 2012, the net cash used in financing activities by the Bezeq Group was NIS 3.7 billion (approximately $981 million) compared to net cash provided by financing activities of NIS 292 million in 2011. In 2012, the Bezeq Group repaid debts and paid interest totaling approximately NIS 1.2 billion (approximately $317 million), compared with approximately NIS 1.9 billion in 2011. The domestic fixed-line communications segment incurred debt of NIS 650 million (approximately $174 million) in 2012, while in 2011 it issued debentures and incurred debt of NIS 5.3 billion in the aggregate. In addition, in 2012, Bezeq paid dividends of NIS 3.1 billion (approximately $823 million), compared to dividends of NIS 3.2 billion in 2011.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

We and Bezeq conduct most of our business in Israel. Our revenues are primarily denominated in NIS, while a portion of Bezeq’s expenses, primarily purchases of equipment and payments to foreign telecommunications operators are made in other currencies, principally in U.S. Dollars.  Additionally, certain assets, especially trade receivables, as well as part of both our direct liabilities and Bezeq’s liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the NIS and non-NIS currencies may have a limited effect on our operating results and financial condition.

The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9

To manage this risk, from time to time, the Bezeq Group has entered into forward exchange contracts to hedge some of its foreign currency exposure and to reduce the impact on its cash flows and results of operations.  The Bezeq Group recognizes freestanding derivative financial instruments as either assets or liabilities in the statements of financial position and it measures those instruments at fair value. However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in our reported net income on a quarterly basis.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and our operations  are located in, the State of Israel.  See Item 3D “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

Effective Corporate Tax Rate

Under the Tax Burden Reform (Legislative Amendments), 2011 which, among others, cancels the scheduled progressive reduction in the corporate tax rate, the effective corporate tax rate and capital gains tax was set at 25% in 2012 and thereafter.

Critical Accounting Policies

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

Business combinations. The Group opted for early application of IFRS 3 – Business Combinations (revised) and IAS 27 – Consolidated and Separate Financial Statements (2008) as from January 1, 2008. Business combinations are accounted for by applying the acquisition method. According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Company is able to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights were taken into account if they confer effective control.

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

Derivative financial instruments. The Bezeq Group holds derivative financial instruments to hedge our exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value and attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.    Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of the derivative; (c) the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized in the statement of income as financing income or expense as incurred.

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

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by Bezeq Group and intended to be exercised) and the expected life of the improvement. Assets are depreciated based on the following annual percentages:

	Years	Principal depreciation rate (%)

NGN equipment	8	13
Transmission and power equipment	5-10	10
Network equipment	8-25	4
Subscriber equipment and installations	3-7	25
Motor vehicles	6-7	17
Internet equipment	4	25
Office equipment	5-14	10
Electronic equipment, computers and internal
communication systems	3-7	20
Cellular network	4-10	14
Buildings	25	4
Submarine communications cable	4-25	4

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

The estimated recoverable amounts of the various CGU that exceed their carrying amounts are as follows:

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

Employee benefits.  The Bezeq Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans. The Bezeq Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees. The Bezeq Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is stated at present value and the fair value of any plan assets and the costs of past service not yet recognized are deducted. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of Bezeq Group’s obligation. The calculation is performed by a qualified actuary. When the calculation results in a net asset for Bezeq Group, an asset is recognized up to the net present value of economic benefits received in the form of a refund from the plan or a reduction in future contributions to the plan. Gains or losses resulting from curtailments or settlements of a defined benefit plan are recognized in the statement of income. Such gains or losses include any resulting change in the present value of the obligation.

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

The fair value on the grant date of options for Company shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. For share-based payment awards with non-vesting conditions, the fair value of the share-based payment awards is measured to reflect such conditions, and therefore Bezeq Group recognized an expense in respect of the awards whether or not the conditions have been met. The fair value of the amount payable to employees in respect of share-based payments, which are settled in shares, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is remeasured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized as an expense or income in the statement of income.

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

Warranty

A subsidiary recognized a provision for warranty in respect of first-year insurance for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include a warranty as a result of customer caused damage. However, an asset exists in respect of the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

C.            Research and Development, Patents and Licenses

We did not engage in any research and development during the last three fiscal years.

D.            Trend Information

Bezeq experienced growth in its revenues in 2010 and a decrease in revenues in 2011 and 2012. Bezeq’s revenues decreased from approximately NIS 12 billion for the year ended December 31, 2010 to approximately NIS 11.4 billion  for the year ended December 31, 2011 and decreased further to approximately NIS 10.3 billion ($2.8 billion) for the year ended December 31, 2012.  The decrease in 2011 was primarily due to a decrease in revenues from Bezeq’s domestic fixed line segment and in 2012 due to the continued decrease in revenues from Bezeq’s domestic fixed line segment and to decreased revenues from Pelephone’s cellular operations. The decrease in Pelephone’s revenues was caused in great measure by increased competition and changes in the regulatory environment.

Bezeq has disclosed that it expects that the Bezeq Group’s net profit attributable to its shareholders in 2013 will be between NIS 1.7 and NIS 1.8 billion.  It also disclosed that it expects that the Bezeq Group’s free cash flow (cash from current operations less cash for the purchase or sale of fixed assets and intangible assets, net.) will exceed NIS 2.7 billion in 2013.  In 2013, streamlining processes are expected to continue throughout the Bezeq Group to improve profitability.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our (including Bezeq’s) minimum contractual obligations and commercial commitments as of December 31, 2012 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (NIS in millions)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt obligations (including interest)	18,131	2,960	4,886	6,376	4,009
Operating lease obligations	830	247	383	120	80
Purchase obligations	286	286	-	-	-
Total	19,247	3,493	5,169	6,496	4,089

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME	AGE	POSITION

Shaul Elovitch (1)	65	Chairman of the Board of Directors
Felix Cohen	59	Director
Yossef Elovitch	62	Director
Ronit Gottlieb (2)(3)	59	Outside Director
Orly Guy (2)(3)	53	Outside Director
Amikam Shorer	46	Director
Anat Winner (1) (2)(3)	54	Director
Doron Turgeman	45	Chief Executive Officer
Ehud Yahalom	35	Principal Financial Officer

____________________
(1) Director of B Communications
(2) Member of our Audit Committee
(3) Member of our Compensation Committee

Mr. Shaul Elovitch, Mr. Felix Cohen, Mr. Amikam Shorer, Ms. Anat Winner and Mr. Yossef Elovitch will serve as directors until our 2013 annual general meeting of shareholders. Ms. Orly Guy and Ms. Ronit Gottlieb will each serve as an outside director pursuant to the provisions of the Israeli Companies Law for a third three-year term until August 2014 (see Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors - Outside Directors”).Mr. Shaul Elovitch and Mr. Yossef Elovitch are brothers. There are no other family relationships among our directors or executive officers.

Shaul Elovitch has served as the chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985.Mr. Elovitch serves as the chairman of the board of directors of Bezeq and as a director and chairman of various companies of the Bezeq Group and the Eurocom Group. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E.G.R.E. Ltd., Satlink Ltd., Eurocom Cellular Communications Ltd., Eurocom Digital Communications Ltd. and other various companies within the Eurocom Group.Mr. Elovitch has served as chairman of the board of directors of B Communications since 2000.Mr. Elovitch is the brother of Mr. Yossef Elovitch. Mr. Elovitch is the father of Mr. Or Elovitch, a director.

Felix Cohen was elected to serve as a director by our Board of Directors in February 2010.Mr. Cohen has served as the Chief Financial Officer of the Eurocom Group since 1988, and also serves as a director and/or officer of various other companies within the Eurocom Group, including, Enlight Renewable Energy Ltd., Space-Communications Ltd. and D.M Engineering (3000) Ltd. Mr. Cohen also serves as a director of Bezeq and other companies within the Bezeq group.

Yossef Elovitch has served as a director since 1993.Mr. Elovitch has served as director of Eurocom Communications since 1985.Mr. Elovitch serves as a director of various other companies in the Eurocom group.Mr. Elovitch is the brother of Mr. Shaul Elovitch.

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

Orly Guy has served as an outside director since July 2005 and is a member of our audit committee. Ms. Guy has served as a managing partner of Guy Bachar and Co, a Tel Aviv law firm specializing in civil-commercial law including litigation, capital market law and real estate law, since 1994.Since 2000, Ms. Guy has served as a director of a pharmaceutics company, Intec Pharma Ltd. Ms. Guy also served as an outside director in the following companies: Complex H. Alony Ltd., Mutual Insurance Fund of State Employees and in the Study Fund for Workers on Standard Scale. Ms. Guy holds an LL.B. degree from Tel Aviv University and is a member of the Israel Bar Association.

Amikam Shorer was elected to serve as a director by our Board of Directors in February 2010.Mr. Shorer has served as the vice chairman of Eurocom Communications since August 2011.Prior to that and from 2005, Mr. Shorer has served as the Executive Vice President of the Eurocom Group. Mr. Shorer also serves as a director and/or officer of various other companies within the Eurocom Group, including, Satcom Systems Ltd. (as chairman of the board of directors), Gaya Com Ltd., Gilat Satcom Ltd., IP Planet Network Ltd. (as well as other companies within the Satcom group), Space Communication Ltd., Eurocom Capital Underwriting Ltd., Eurocom Capital finance Ltd. Bezeq The Israel Telecommunication Corp, Ltd., Bezeq On Line Ltd., Bezeq Zahav (Holdings) Ltd., Bezeq International Ltd., Enlight Renewable Energy Ltd. and E.G.R.E Ltd. (as chairman of the board of directors) and other companies within the Bezeq Group. Mr. Shorer has also served as the chief executive officer of Sahar Investments Ltd. (today “Enlight”), also a member of the Eurocom Group since 2008 until 2010.Mr. Shorer holds an LL.B degree from Bar-Ilan University.

Anat Winner has served as a director of our company since August 2001 and is a member of our audit committee. She has served as a director of B Communications since October 2007 and is a member of its audit committee. Ms. Winner has been self employed as a business advisor since July 2003 and served as a director of Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and TASE from 2003 to 2010. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS.Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

Doron Turgeman has served as our chief executive officer since October 2011 and previously had served as our deputy chief executive officer since October 2004 and as our chief financial officer since May 2001.Mr. Turgeman also serves as the chief executive officer of B Communications and as the chief financial officer of Eurocom Communications Ltd. Previously, Mr. Turgeman served as B Communications’ chief financial officer and vice president of finance from February 2010 until October 2011 and served as a member of its board of directors from January 2008 to February 2010.During the last five years, Mr. Turgeman also served as an executive officer of several of our media and Internet companies, which have been sold. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

Ehud Yahalom has served as our principal financial officer since October 2, 2011.Mr. Yahalom joined our company in May 2011 as a controller. Previously and from 2007, Mr. Yahalom served in Cellcom Israel Ltd.’s accounting department. Mr. Yahalom holds a B.A. degree in economics and accounting from the Haifa University, an M.B.A. degree from the College of Management Academic Studies in Rishon LeZion and is a Certified Public Accountant in Israel.

Set forth below are the name, age, principal position and a biographical description of each of the principal executives of Bezeq, our principal subsidiary:

Name	Age	Position

Shaul Elovitch	65	Chairman of the Board of Directors of Bezeq
Stella Handler	44	Chief Executive Officer of Bezeq
David Mizrahi	43	Chief Financial Officer and Deputy Chief Executive Officer

Shaul Elovitch Please see Mr. Elovitch’s biographical description above.

Stella Handler. Ms. Handler was appointed as the new chief executive officer of Bezeq, as of April 14, 2013.  Ms. Handler has held several senior positions in Israel's communications sector, among them the chairman of HOT from May 2011 until January 2013 and chief executive officer of our company (then known as 012 Golden Lines) from 2003 until January 2010.  Ms. Handler holds B.A. and M.A. degrees in Economics and an M.B.A. degree, all from the Hebrew University of Jerusalem.

David Mizrahi. Mr. Mizrahi has served as Bezeq’s deputy chief executive officer and chief financial officer since January 2013.  Previously, from 2007 until December 2012, Mr. Mizrahi served as VP Economics and Budgets at Bezeq.  Mr. Mizrahi holds a B.A. degree in Economics from the Hebrew University of Jerusalem.

B.           Compensation

We have two executive officers, Doron Turgeman, our chief executive officer and Ehud Yahalom, our principal financial officer, and seven directors. Other than such officers, we have three additional employees who are engaged in management, financial and administrative activities. The aggregate direct compensation we paid to our directors and executive officers as a group (9 persons) for the year ended December 31, 2012 was approximately NIS 1 million ($270,000). This amount includes directors compensation and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2012, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.

We have entered into an arrangement with Eurocom Communications, and B Communications according to which Mr. Turgeman will provide management services to us, B Communications and Eurocom Communications. Each of Eurocom Communications, us and B Communications will bear 33% of Mr. Turgeman’s management services costs.

During the year ended December 31, 2012, we paid to each of our outside directors, as well as to our independent director, annual fees of NIS 155,000 (approximately $42,000) and a per meeting attendance fee of NIS 13,000 ($3,000).  Such fees are paid based on the fees set forth in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors. All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors and audit committee attended.

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

Pursuant to our articles of association, our board of directors is divided into three classes (other than outside directors).Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. Our board of directors may appoint additional directors to temporarily fill any vacancies in the board of directors, provided that the total number of directors will not exceed nine and that if the total number of directors decreases below six, the board of directors may only act in emergency situations, or to fill the minimum number of vacancies, or to call a general meeting of shareholders, so that following such meeting there will be at least six directors in office.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least two directors must have “accounting and financial expertise.”Our Board of Directors has further determined that Mr. Shaul Elovitch, Ms. Orly Guy and Ms. Anat Winner have the requisite “accounting and financial expertise.”

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

In general, outside directors serve for a three-year term and may be reelected to two additional three-year terms if one of the following conditions is met:

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

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee and compensation committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Ms. Orly Guy and Ms. Ronit Gottlieb each serve as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until August 2011.Ms. Guy has “accounting and financial expertise,” and Ms. Gottlieb has “professional qualification,” as such terms are defined under the Israeli Companies Law.

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

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an outside director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years.

Our board of directors has determined that each of Ms. Guy and Ms. Gottlieb (both outside directors under Israeli law) and Ms. Anat Winner qualifies as an independent director under the requirements of the SEC, NASDAQ and Israeli law.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors, must include all of the outside directors and must have a majority of independent directors.  The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company, or any director who provides services on a regular basis to the company or the controlling shareholder or a company controlled by the controlling shareholder, or a director who is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010 as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

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

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Ms. Guy, Ms. Gottlieb and Ms. Winner, who serves as the chairperson of the audit committee. Our Board of Directors has determined that Ms. Winner qualifies as an audit committee financial expert. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.igld.com.

Compensation Committee

Our Board of Directors has established a Compensation Committee.  Pursuant to a recent amendment to the Israeli Companies Law, or the Compensation Amendment, which became effective on December 12, 2012, a compensation committee must be comprised of no fewer than three members and must include all of the outside directors, whom must also constitute a majority of its members.  All other members of the compensation committee must be directors who receive compensation that is in compliance with regulations promulgated under the Israeli Companies Law.  In addition, the chairperson of the compensation committee must be an outside director. Directors who are not qualified to serve on the audit committee (as described above) may not serve on the compensation committee.

Under the Compensation Amendment, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the compensation policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Pursuant to the Compensation Amendment, our Compensation Committee is required to adopt a compensation policy by September 11, 2013 and will be required to approve our compensation policies at least once every three years. The compensation policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Israeli Companies Law. The compensation policy must be approved by our board of directors, after considering the recommendations of our Compensation Committee. In addition, the compensation policy needs to be approved by the company’s shareholders by a simple majority, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter who were present and voted against the policy, hold two percent or less of the voting power of the company. Under the Compensation Amendment, if the shareholders of the company do not approve the compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and board of directors provide detailed reasons for their decision.  We have not yet adopted a compensation policy that complies with the Compensation Amendment.

Our Compensation Committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current compensation committee members are Ms. Orly Guy and Ms. Ronit Gottlieb, our outside directors under Israeli law, and Ms. Winner, who serves as the chairperson of the compensation committee.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Indemnification of Office Holders

Under the Israeli Companies Law and the Israeli Securities Law, 5738-1968, or the Israeli Securities Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company's office holder, either pursuant to an undertaking given by the company in advance of the act or following the act:

●
monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.  However, if a company undertakes to indemnify an office holder in advance of such a liability, the undertaking must be limited to foreseeable events based on the company's activities when the company undertook such indemnification, and to amounts or standards that the board of directors has determined are reasonable under the circumstances;

●
reasonable litigation expenses, including attorneys' fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either: no financial liability was imposed on the office holder in lieu of criminal proceedings, or a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to an alleged criminal offense that does not require proof of criminal intent;

●	reasonable litigation expenses, including attorneys' fees, expended by the office holder or for which the office holder is charged by a court:

o	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

o	in a criminal action from which the office holder is acquitted, or

o	in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

●
a payment that the office holder is obligated to make to an injured party pursuant to Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with an administrative proceeding under the Israeli Securities Law, including reasonable litigation expenses and attorney fees.

Insurance of Office Holders

A company may, if permitted by its articles of association and subject to the conditions set forth in the Israeli Companies Law, obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

In addition, under the Israeli Securities Law, a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder in connection with a payment that the office holder is obligated to make to an injured party pursuant to Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with an administrative proceeding under the Israeli Securities Law, including reasonable litigation expenses and attorney fees.

Exculpation of Office Holders

Under the Israeli Companies Law, a company may, if permitted by its articles of association, also exculpate an office holder from a breach of duty of care in advance of that breach.. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company's shares by the company or other entities controlled by the company.

Limitations on Exculpation, Insurance and Indemnification

Under the Israeli Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense. According to the Israeli Administrative Enforcement Law, a company cannot insure or indemnify an office holder for an administrative enforcement procedure, regarding payments to victims of the infringement or for expenses expended by the officer with respect to certain proceedings held concerning him or her, including reasonable litigation expenses and legal fees.

Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our Compensation Committee and our Board of Directors and, if the office holder is a director or the chief executive officer, also by our shareholders.

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law and Israeli Securities Law. We maintain a directors’ and officers’ liability insurance policy with liability coverage of up to $10 million per claim and in the aggregate . We have undertaken to indemnify all of our directors and officers to the extent permitted by law, in an aggregate amount for all directors and officers not to exceed 25% of our equity (on a consolidated basis) in accordance with the our last financial statements published before the actual payment of the indemnity amount, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

D.            Employees

On December 31, 2012, we had five employees who also provided services to B Communications. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good. We have entered into an arrangement with B Communications according to which our employees will provide services to both companies and each company will pay 50% of their compensation. We entered into a similar arrangement with B Communications and Eurocom Communications with respect to the management services supplied by Mr. Doron Turgeman to the three companies.

As of December 31, 2012, the Bezeq Group employed 14,987 persons, of which 7,422 persons were employed by Bezeq, 3,187 persons were employed (or otherwise retained) by Pelephone, 2,262 persons were employed by Bezeq International and 2,276 persons were employed by DBS. As of December 31, 2011, the Bezeq Group employed 15,606 persons, of which 7,076 persons were employed by Bezeq, 4,041 persons were employed by Pelephone, 2,262 persons were employed by Bezeq International and 2,227 persons were employed by DBS. As of December 31, 2010, Bezeq Group employed a total of 15,690 persons, of which 7,364 persons were employed by Bezeq, 3,985 persons were employed by Pelephone, 2,112 persons were employed by Bezeq International and 2,229 persons were employed by DBS.

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

E.             Share Ownership

As of April 22, 2013, none of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors, who is deemed to beneficially own 15,164,929 or 78.97% of our ordinary shares as of such date through his controlling interest in Eurocom Communications and Mr. Doron Turgeman, our Chief Executive Officer, who own 7,555 of our ordinary shares. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications. In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 26,893 ordinary shares held of record by Mrs. Shaul Elovitch. In addition, 10,650 ordinary shares are held by other family members of Mr. Elovitch.

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

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information as of April 22, 2013, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 19,203,186 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of April 22, 2013.

(3)
Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications, Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd. are the beneficial owners of 15,164,929 ordinary shares of the Issuer that are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. Therefore Eurocom Holdings, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd., together, hold 99.33% of Eurocom Communications. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Communications. Mr. Shaul Elovitch may also be deemed to be the beneficial holder of 26,893 of our ordinary shares held of record by his wife, Mrs. Iris Elovitch. In addition, 9,300 of our shares are held by other family members of Mr. Shaul Elovitch.

Significant Changes in the Ownership of Major Shareholders

As of December 31, 2010, Mr. Elovitch’s beneficially owned 14,159,328 of our ordinary shares. In 2011, Eurocom Communications purchased an additional 1,022,296 of our ordinary shares in open market transactions, increasing Mr. Elovitch’s ownership interest to 15,200,122 ordinary shares, or 79.16% of the shares. There has not been a change in Mr. Elovitch’s beneficial ownership since December 31, 2011.

On February 16, 2010, Clal Insurance Enterprises Holdings Ltd. Clal Finance Ltd. and the other Reporting Persons (as defined in the Schedule 13G) filed Amendment No. 2 to their Schedule 13G reflecting beneficial ownership of 1,204,113.5 or 6.5% of our ordinary shares. On February 14, 2011, these Reporting Persons filed Amendment No. 3 to their Schedule 13G reflecting beneficial ownership of less than 5% of our ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 22, 2013, there were 25 holders of record of our ordinary shares, of which 22 record holders holding approximately 34% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 33.9% of our outstanding ordinary shares as of such date).   We believe that we have in excess of 1,000 beneficial holders at such date.

B.           Related Party Transactions

We receive and provide various services and products to and from related parties at market rates and in the ordinary course of business. Other than the transactions described below, none of our related party transactions are material to us or to our related parties. If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms. Any of such transaction is subject to the approval of our Audit Committee and our board of directors (and our shareholders, if requires). In addition, generally we will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

In the ordinary course of business, some of our subsidiaries and affiliates engage in business activities with each other.  Such business activities are primarily among Bezeq, Bezeq subsidiaries and other Eurocom Group companies, such as Eurocom Digital Communications, Eurocom Cellular Communications, Space-Communications (Spacecom), Gilat Satcom, Satlink Communications, and to a lesser extent other affiliated companies. Such business activities primarily relate to the provision, purchase or sale of communications and digital services and products, including, the provision of related satellite or broadcasting services, cellular and electronic products and equipment, and Internet and telephony services. The transactions among these related parties are made at prices and on terms equivalent to those charged in transactions with unrelated parties under similar conditions.

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

Certain Related Party Transactions

We and B Communications lease our principal offices from Eurocom Communications for an annual rent of NIS 32,500 for each company. In addition, Eurocom Real Estate provides us and B Communications with parking spaces for NIS 13,000 a year for each company. Eurocom Digital Communications provides us and B Communications with additional services, such as computing services and car maintenance for an annual sum of NIS 32,000 for each company.

In addition, we receive and render various services and products to and from related parties at market rates and in the ordinary course of business. None of these transactions are material to us or to our related parties. If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms. Any of such transaction is subject to the approval of our Audit Committee and our board of directors (and our shareholders, if requires).In addition, generally we will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

Registration Rights Agreement with Eurocom Communications

In July 1999, we entered into a registration rights agreement with Euronet Communications (which was subsequently assigned to Eurocom Communications) and our other than existing shareholders granting them the right to register their ordinary shares under the Securities Act of 1933, as amended. The registration rights include unlimited rights to request that their shares be included in any underwritten public offering of our ordinary shares (excluding any registration of employees’ shares on Form S-8 or a similar form).Additionally, as of February 4, 2000, the holders of a majority of such shares are entitled to demand, up to three times in aggregate, that we register their shares. As of August 4, 2000, the holders of a majority of these shares are also entitled to request that we effect a registration of their shares on a shelf registration statement once in any 12-month period, up to three times in aggregate. All expenses incurred in connection with such registrations, other than underwriters’ and brokers’ discounts and commissions, will be payable by us.

Execution Services Agreement with Eurocom Capital Finance Ltd.

In November 2007, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides us with various financial services. Under the agreement, Eurocom Capital handles the execution of investments in our capital, pursuant to direct instructions from our chief executive officer. In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. Eurocom Capital has agreed to act to preserve our financial resources according to a policy that will be set by our management and approved by the board of directors. We paid Eurocom Capital NIS 452,000, NIS 707,000 and NIS 403,000 ($107,000)  for the years ended December 31, 2010, 2011 and 2012, respectively.

Agreements with B Communications

Intercompany Loans

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

Private Placement

On March 24, 2010, B Communications completed a private placement of 3,478,000 of its ordinary shares to Israeli institutional investors and us. The offering price of NIS 116 (approximately $3.27) per ordinary share was determined by means of a tender by third party, institutional investors. We purchased 2,599,310 ordinary shares of B Communications, which represented approximately 75% of the shares sold in the private placement. The private placement proceeds from us were paid by way of B Communications’ partial repayment of the loan we provided to it in March 2007 and its full repayment of the loan we provided to it in November 2009, as described above.

Intercompany Agreement

In February 2008, B Communications entered into an execution services agreement with Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides B Communications with various financial services. Under the agreement, Eurocom Capital handles the execution of the financial investments of B Communications pursuant to direct instructions from our chief financial officer, which is based on a policy that was established by its management and approved by the Board of Directors of B Communications. In consideration for these services, B Communications agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. B Communications paid Eurocom Capital an aggregate amount of NIS 470,000, NIS 620,000 and NIS 403,000 ($107,00) in fees for its services in the years ended December 31, 2010, 2011 and 2012, respectively.

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

We have entered into an arrangement with B Communications with respect Mr. Eli Holtzman, our former chief executive officer, according to which we shared his employment costs with B Communications. In connection with Mr. Holtzman’s retirement from his positions in both companies, we entered into an additional arrangement with B Communications, according to which we paid Mr. Holtzman a one-time retirement award of $800,000 and a monthly payment and other benefits for a 15 month period commencing October 2011. B Communications paid Mr. Holtzman one half of one monthly payment.

Bezeq Group Interested Party Guidelines

On March 7, 2011, Bezeq’s board of directors resolved to adopt guidelines and regulations to classify a transaction by Bezeq, its subsidiary or associate with an interested party as an insignificant transaction, which is not an extraordinary transaction, as set out in the Securities Regulations (Annual Financial Statements), 2010. These guidelines and regulations are used to examine the scope of disclosure in periodic reports, prospectuses (including shelf offering reports) and immediate reports regarding a transaction of Bezeq, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest.

From time to time, Bezeq and its subsidiaries or associates enter into insignificant transactions, which are not extraordinary transactions, with an interested party in Bezeq or with related parties, including transactions for the sale or purchase of products and services, such as communication products and services, including fixed-line and cellular handsets, software development products and services, maintenance services, voice-mail service agreements, rental transactions of real estate properties and advertising services.

In the absence of special, qualitative considerations in the circumstances, a transaction that is in Bezeq’s regular course of business, is carried out in market conditions and has no material effect on the Bezeq, is deemed insignificant if all the following parameters exist:

●	The amount of the transaction does not exceed NIS 10 million;

●	Bezeq is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law; and

●	The transaction does not address the employment terms (as set out in the Companies Law) of the interested parties or their relatives.

According to the provisions of the Companies Law, as may be from time to time amended, the audit committee will once a year prior to publication of the annual reports, review the parameters set out above and the need to update them. The board of directors may, from time to time and at its discretion, amend the parameters for an insignificant transaction. This amendment will be duly reported.

In general, each transaction will be tested separately for insignificance. Nevertheless, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for insignificance, provided the scope of the transaction does not exceed NIS 10 million.

In 2010, 2011 and 2012, the Bezeq Group entered into insignificant transactions, which are not extraordinary transactions, with interested parties of Bezeq or entities in which the controlling shareholder has a personal interest, of the types and nature stipulated in the insignificant transactions above. The Group's transactions with a controlling shareholder or entity in which its controlling shareholder has a personal interest, and which are not extraordinary, are classified by the company as insignificant or not insignificant, based on the relevant guidelines and procedures.

Transactions deemed to be significant

Agreements to purchase satellite terminal equipment

On July 29, 2010, the general meeting of shareholders of Bezeq (following approval by the audit committee and the board of directors of Bezeq) approved Bezeq's vote at the general meeting of DBS in favor of the agreements between DBS and Advanced Digital Broadcast S.A., or ADB, and Eurocom Digital Communications Ltd. for the purchase of 47,500 yesMaxHD converters at a cost of $9,796,400 and to obtain US dollar supplier’s credit for a further period of 60 days from Eurocom Digital Communications Ltd. with respect to the purchase of the decoders.

 On March 7, 2010, Bezeq’s Board of Directors approved an agreement with DBS (after approval of Bezeq’s audit committee) for an additional  order of yesMaxHD decoders from Eurocom Digital Communications and from ADB, in accordance with the existing framework agreement and to upgrade at the discretion of DBS) the hard drives of the converters at an overall cost of $10.3 million (by sea shipment) and the purchase of $130,000 of power supplies for yesMaxHD converters from Eurocom Digital Communications and from ADB.. Should DBS require earlier delivery of the yesMaxHD decoders  that requires air shipment, DBS will pay Eurocom the extra cost for the air shipment.. The Bezeq Board of Directors also approved, subject to the approval of shareholders at a general meeting of shareholders, receipt of US dollar  supplier’s credit from Eurocom Digital Communications for another 60 days (“the additional credit period”) for the purchase of the converters (the payment terms set out in the framework agreement is EOM + 35 and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms. The scope of the credit is estimated at an average of NIS 11 million ($3 million) and payment of the annual interest is estimated as NIS 578,000 ($62,836).

 On April 13, 2011 the general meeting of the shareholders of Bezeq (following approval of Bezeq’s audit committee and the board of directors) approved Bezeq's vote at the general meeting of DBS in favor of DBS's engagement with ADB and Eurocom in the following transactions: (a) Acquisition of yesMaxHD converters, based on the framework agreement, and upgrade (partial or full, at the discretion of DBS) of the hard-drives of the converters, at a total cost of USD 10.3 million. The price set is for marine shipment. Should Bezeq require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for air delivery. (b) Receipt of dollar credit from Eurocom Digital Communications for another 60 days (“the additional credit period”) for the purchase of the converters. The payment terms set out in the framework agreement is EOM + 35 and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The average amount of the credit is estimated as NIS 11 million and payment of the annual interest is estimated as NIS 578,000; (c) purchasing power supply packs for yesMaxHD converters from Eurocom and from ADB, for the period through May 31, 2012, at a total cost of USD 131,000.

On August 4, 2011 the general meeting of the shareholders of Bezeq (following approval of Bezeq’saudit committee and  board of directors) approved Bezeq's vote at the general meeting of DBS in favor of DBS placing a supplemental  order to the previously disclosed order for yesMaxHD decoders from Eurocom Digital Communications and from ADB, based on an existing framework, and the upgrade (at the discretion of DBS) the hard drives of the converters at an overall cost of $ 20.7 million  Should Bezeq require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for air delivery. Bezeq’s shareholders also approved Bezeq voting in favor of DBS’s receipt of supplier’s credit in US dollars from Eurocom Digital Communications for a further period of 60 days (“the additional credit period”) for the purchase of the converters. The payment terms set out in the framework agreement is EOM + 35 days and for the additional credit period DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 12 million and payment of the annual interest is estimated as NIS 724,000.

In 2012, DBS acquired yesMaxHD converters, based on a framework agreement signed in 2011, and an upgrade  of the hard-drives of the converters, at a total cost of $10.3 million, from Eurocom Digital Communication, which is controlled by our controlling shareholder.  In 2011, DBS ordered two additional shipments of yesMaxHD decoders from Eurocom Digital Communication and from ADB, based on the existing framework at an overall cost of $20.7 million and $9.8 million.

On March 7, 2012, the Bezeq board of directors also approved an order of power supply packs for yesMaxHD converters from Eurocom Digital Communication and from ADB, for a period until December 31, 2012, at a total cost of $130,000. On March 27, 2012, the general meeting of the shareholders of Bezeq approved Bezeq's vote at the general meeting of DBS in favor of the amendment to DBS's engagement with Eurocom Digital Communication and ADB, approving the purchase of approximately 50% of the original quantity approved.  The maximum overall increase of cost to the original engagement (due to the rise in hard drive prices) will be up to $1,953,000.

On April 24, 2012 the general meeting of Bezeq's shareholders approved Bezeq's vote in the general meeting of DBS, in favor of DBS engaging with Eurocom Digital Communication and ADB in the following transactions: (1) the acquisition of power supply packs for yesMaxHD decoders from Eurocom and from ADB, for the period through to December 31, 2012 and at an overall cost of up to $131,000; (2) the acquisition of yesMaxTotal3 decoders from Eurocom Digital Communication and ADB, under the existing framework contract, at a total price of $9.8 million, for the period through to December 31, 2014; and (3) to obtain supplier credit in dollars for an additional period of 60 days from Eurocom, with regard to the foregoing acquisition of decoders.

On July 25, 2012 the general meeting of Bezeq's shareholders approved Bezeq's vote in the general meeting of DBS, in favor of DBS engaging with Eurocom Digital Communication and ADB in the following transactions: (1) an amendment to DBS agreement with Eurocom Digital Communication and ADB, with regard to some of the decoders (approximately 42% of the original quantity approved), the maximum overall increase in cost for the original engagement (due to the rise in hard drive prices) will be up to $1,336,940 and with regard to 16% of the original quantity approved, to approve extending delivery date until September 30, 2013; and (2) DBS acquisition of YesMaxTotal decoders from Eurocom Digital Communication and ADB, under the existing framework contract, at a total price of $20.7 million, for the period through to March 31, 2014. Furthermore, if the global hard disk market requires a further price increase, an additional cost was approved for the foregoing acquisition of up to $3.245 million; (3) to obtain supplier credit in dollar for an additional period of 60 days to the period set in the framework agreement, from Eurocom, with regard to the foregoing acquisition of decoders.

On January 1, 2013 the general meeting of Bezeq's shareholders approved Bezeq's vote in the general meeting of DBS, in favor of DBS engagement with Eurocom Digital Communication and ADB, which was approved by the shareholders general meeting on April 24, 2012, and which relates to DBS's acquisition of power supply packs for yesMaxHD decoders from Eurocom and ADB at a cost of up to $131,000 and for a period up to December 31, 2012, and the amendment to the foregoing engagement for the delivery of power supply packs at a cost of up to $78,600.

Debt arrangements between Bezeq and Bezeq International and DBS

On September 6, 2012 the general meeting of Bezeq's shareholders approved manner of voting at the general shareholders meeting of DBS, in favor of the engagement between Bezeq and Bezeq International with DBS in the following transactions:

•
Debt arrangement between Bezeq and DBS.  Bezeq engaged in a new debt arrangement agreement according to which all the payments under earlier debt arrangements, which were due to be paid as of August 1, 2012 through to June 10, 2013 will be postponed, each for a period of 18 months from their expected repayment date, and during this period each installment will bear interest of prime + 4%, with the addition of VAT as required by law.  The total principal of these deferred payments amounts to NIS 26,663,027.

•
Debt arrangement between Bezeq International and DBS. An agreement with regard to a new debt arrangement according to which the payments under the general meeting's resolution dated October 14, 2010 and the debt arrangement of June 10, 2010, the original due dates of which were as of August 1, 2012 through December 31, 2013, will be deferred for a period of 18 months from the expected repayment date, and during this period, each installment will bear interest of prime + 4%, with the addition of VAT as required by law.  The total principal of these deferred payments amounts to NIS 5,928,750.

Agreement (extension and amendment) to acquire Nokia and ZTE products

On October 11, 2012 the general meeting of Bezeq's shareholders approved Bezeq's vote in the general meeting of Pelephone, in favor of amending Pelephone's engagement with Eurocom Cellular Communications Ltd., which was previously approved by the general meeting of the shareholders on June 10, 2010.  The agreement relates to Eurocom Cellular Communications Ltd.’s sale and supply of Nokia products to Pelephone from. Under the amendment, this engagement will be expanded to also include products manufactured by the Chinese electronics company, ZTE, which is expected to market cellular terminal equipment in Israel through its new official representative, Eurocom Communications. The period of the engagement will be extended by three years from the date of the termination of the existing agreement period (i.e. until December 31, 2015). The annual volume of purchases under the engagement may not exceed the NIS 300 million (before VAT) per calendar year.

Agreement for acquisition of satellite broadcast space segments

DBS entered into a series of agreements with Spacecom, a company controlled by Eurocom Holdings and Eurocom Communications, for the use of space segments of the Amos 2 and Amos 3 satellites owned by Spacecom. DBS paid Spacecom NIS 108 million and NIS 100 million in lease fees in 2012 and 2011, respectively.

On March 6, 2013, Bezeq’s Board of Directors approved (subsequent to the approval of its audit committee) and recommend to the general meeting of Bezeq shareholders to vote in favor of DBS entering into an agreement with Spacecom for the lease of space segments. For additional information about this agreement see Item 4.B “Business Overview” under “Space segment lease agreements.”

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

Framework transaction for Directors’ and Officers’ liability insurance

On April 13, 2011, the shareholders at Bezeq’s general meeting (subsequent to the approval of Bezeq’s audit committee and board of directors) approved a framework transaction for a period of three years from April 14, 2011 through to April 13, 2014, for Bezeq’s engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers, as may be elected or appointed from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in Bezeq, and all by way of a framework transaction as defined in the Companies Regulations (Reliefs in Transactions with an Interested Party), 2000.Bezeq will acquire a policy with a liability limit of $100 million per claim and in total for each insurance year, and up to $20 million per claim and in total for the insurance period for legal expenses in Israel only. The cumulative liability limit for Bezeq’s subsidiaries is half of the above liability limit. The annual premium that Bezeq may pay will not exceed $185,000 with the addition of up to 20% of this amount. Bezeq will be permitted to acquire insurance with liability limit exceeding $100 million provided that the annual premium that it will pay will not exceed $185,000 with the addition of up to 20% of this amount. Any purchase of a new insurance policy in the future must be approved by Bezeq’s audit committee and the board of directors, which will determine whether it complies with the terms of the framework transaction.
\

Directors and officers’ liability insurance

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

On March 7, 2012, Bezeq’s board of directors, subsequent to approval of its audit committee and after determining that it complies with the terms of the previously described framework transaction, determined to approve Bezeq’s obtaining a directors and officers liability insurance policy for one year period beginning April 14, 2012 and through April 13, 2013.Bezeq will pay an annual premium of up to $220,000. The liability limit is $100 million per claim and in total for each insurance year and up to $20 million per claim and in total for the insurance period for legal expenses in Israel only. The agreement was approved, including with regard to directors who are controlling shareholders or their relatives, in accordance with the applicable requirements.

On March 13, 2013, Bezeq's board of directors, subsequent to approval of the audit committee and the compensation committee and after determining that it complies with the terms of the foregoing framework transaction, decided to approve Bezeq engaging in a directors and officers liability insurance policy for one year from April 14, 2013 through April 13, 2014. Bezeq will pay an annual premium of up to $210,000. The liability limit is $100 million per claim and in total for each insurance year, and $20 million per claim and in total for the insurance period for legal expenses in Israel only. The agreement was approved, including with regard to directors who are controlling shareholders or their relatives, in accordance with the Relief Regulations. Accordingly, in the event that an objection is lodged as stipulated in Regulation 1C(a) of the Relief Regulations, the policy will require the approval of the general meeting by majority vote as set forth in section 275 of the Companies Law.

Confirmation of receipt of preliminary commitments to purchase debentures

On June 28, 2011, Bezeq’s board of directors approved (subsequent to approval of its audit committee) preliminary commitments from Eurocom Capital Underwriting Ltd., a company indirectly controlled by Eurocom Communications, in the tender for classified investors regarding a public offering of debentures (Series 6 to 8.In Bezeq’s institutional tender of June 28, 2011, preliminary commitments were received from Eurocom Capital Underwriting amounting to 5% of the total debentures relevant to the preliminary commitments from classified investors for each of the three series. Eurocom Capital Underwriting did not hold any of the three series of debentures and they were sold in the open market.

Issuance of debt by DBS

On March 7, 2011 and May 8, 2012 Bezeq's board of directors (subsequent to approval of its audit committee) approved Bezeq's vote at the general meeting of shareholders of DBS in favor of debt issuance by DBS of up to NIS 120 million and up to NIS 450 million, respectively.

Management and consultation services

On June 10, 2010, the general meeting of Bezeq’s shareholders (following approval by Bezeq’s audit committee and board of directors) approved an agreement between Bezeq and Eurocom Communications, under which Eurocom Communications will provide Bezeq with ongoing management and consultation services for an annual fee of $1.2 million over three years, commencing June 1, 2010 and ending May 31, 2013, unless one of the parties announces its intention to terminate the agreement upon three-months prior notice. The main services provided by Eurocom Communications are consultation services for Bezeq’s operations, including strategy, business development, regulation, marketing and such other consultation that Bezeq requires as a communications company and as a group of companies, and ongoing management services. The services are supplied by managers and/or employees and/or consultants of Eurocom Communications and/or its shareholders and such other persons that Eurocom Communications deems suitable to supply the services. Eurocom Communications has agreed to provide professional and skilled human resources and other resources that are required to supply the services, including managers and consultants with backgrounds in communications and with international experience, in order to provide the Bezeq Group professional and high-quality service. In addition, according to the consultation agreement, until otherwise decided, Bezeq’s directors, except for outside directors, independent directors and the chairman of the Board of Directors, will not receive director’s compensation from Bezeq or its subsidiaries.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                 FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, beginning of page F-1 and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

The Bezeq Group is involved in certain legal and regulatory actions, all of which have arisen in the ordinary course of business, except for the matters described in the following paragraphs. Management believes that the ultimate resolution of such matters is unlikely to have a material adverse effect on our consolidated results of operations and/or financial condition, except as described below.

Bezeq makes provisions in its consolidated financial statements for certain of the legal proceedings to which it or other Bezeq Group Consolidated Companies is a party. These provisions are aggregated into groups based on the type of activity and claim. As of March 14, 2013, Bezeq has made an aggregate provision of NIS 142 million ($38 million) for its pending litigation. In the opinion of the managements of the Bezeq Group companies, the additional exposure as at December 31, 2012, for claims filed against the Bezeq Group companies on various matters and which are unlikely to be realized, amounts to NIS 8.5 billion (approximately $2.3 billion) of which NIS 429 billion ($115 million) is for claims which at this stage cannot be assessed. All amounts in this section are linked to the CPI and are stated net of interest. The foregoing amounts do not include additional potential exposure that Bezeq may have attributable to pending motions to certify lawsuits as class actions that do not state the amount claimed if the motion is approved.

Since the date of Bezeq’s financial reports, an additional claim in the amount of NIS 14 million was filed against the Bezeq Group and claims in the amount of NIS 93 million were dismissed, including a claim against DBS in the amount of NIS 72 million.  In addition, after the publication of Bezeq’s financial reports, a risk assessment was received by Bezeq regarding claims in the amount of NIS 48 million, which was previously unavailable.  The assessment concluded that the probability that the Bezeq Group will need to use financial resources to pay such claims is less than 50%.

Our reporting policy is based on Bezeq's reporting policy, which is based on considerations of quality and of amount. Bezeq determined that the minimum reportable amount deemed to be material would be events affecting net profit by 5% or more of Bezeq's ongoing operations according to its latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 120 million or more which meet the 5% of pretax profit standard according to the Bezeq financial results for the year ended December 31, 2012, and legal proceedings in which the amount claimed is not stated in the statement of claim (except for claims that on their face do not reach the above amount), or claims that Bezeq believes have other aspects and/or implications beyond their monetary amount. In addition, the claims described below are updated in accordance with the updates we receive from Bezeq and with the public filings of Bezeq with respect to such claims.

Internet Gold

On September 2, 2007, a claim was filed with the Tel Aviv District Court together with a motion to certify it as a class action against several corporations operating eCommerce websites, including Goldmind’s P1000 website, which was ours at the time, as well as against several suppliers. The petitioners claimed that these sites have deceived and defrauded participants in online auctions by unrightfully preventing them from wining products that the sites determined as “under-priced.” The plaintiffs also claimed that this practice was carried out through the use of fictitious bidders during the auction process. On June 1, 2011, the Court rejected the motion to certify the claim as a class action against all respondents, as it ruled, among other things, that the plaintiffs did not prove any of the pre-conditions for the certification of a class action according to the Israeli law. The Court further ruled that the plaintiffs shall pay the respondents costs totaling approximately NIS 900,000. On July 17, 2011, the plaintiffs appealed the decision to the Supreme Court.

On April 22, 2013, a claim was filed with the Central District Court together with a motion to certify the claim as a class action, against various electronic trade websites operating in Israel and against Goldmind. The claim alleges that the defendants violated the law and misled consumers and users of electronic trade websites who took part in "private sale" activities, in which the users made price quotes for purchasing various products without being aware of the actual price of the sold item, resulting in, allegedly, their deception and overcharging of consumers. The aggregate amount sought by the class action is approximately NIS 101 million.

Bezeq

In September 2000, a claim was filed against Bezeq in the Jerusalem District Labor Court by 2,423 pensioners of Bezeq who had been employees of the Ministry of Communications and were reassigned to Bezeq when it was established. The plaintiffs petitioned for declaratory relief to the effect that grossed up tax payments, clothing supplements and wage incentives are ordinary wages which should be considered part of their effective wage for pension purposes and for the purpose of payments given upon retirement, and should therefore be included in the hourly calculation and when calculating percentage supplements. The plaintiffs also petitioned for declaratory relief to the effect that their last effective wage for pension should be calculated based on their last wage (and not based on the average ranking). Subsequently, the claim was amended so that all the relief relating to the plaintiff's pension rights was deleted from the statement of claim. The plaintiffs also reduced their claim to the wage incentive component and retracted their claim to the grossed up tax and clothing components. On December 16, 2008, the court dismissed the claim and determined that the premium paid to the plaintiffs is a real contingent supplement and that the premium component should not be included in the hourly value for the purpose of calculating compensation for overtime or when redeeming annual vacation which is paid as part of post-employment benefits. On March 3, 2009, an appeal was filed in the National Labor Court which was dismissed on December 21, 2011. On July 25, 2012, Bezeq received a petition to the High Court of Justice for the issue of an order nisi against the National Labor Court and Bezeq, in which the plaintiffs are petitioning to revoke the ruling and decisions of the National Labor Court. In accordance with the decision of the High Court of Justice, Bezeq filed a preliminary response to the petition.

Several additional individual claims by employees and former employees are pending against Bezeq, concerning, among other things, recognition of various wage components as components for the purpose of calculating various payments, and claims in respect of overtime and other time.

Four claims were filed by various plaintiffs in the years 2003 to 2005 against Bezeq, the Broadcasting Authority and the State of Israel, for compensation for physical injury and damage to property, caused, according to the plaintiffs as a result of prohibited radiation from the Hallel broadcasting station.  Three of the claims were for damage to person and they were heard in the Central District Court (the amounts of the claims were - one for more than NIS 15 million, in another there is no estimated amount, and the third for NIS 46 million). The plaintiffs in these three claims filed an application for consolidation of the hearings of the claims. The court ordered a stay of proceedings and resumption of the claims, as necessary, only after the plaintiffs comply with the Court's decision concerning the submittal of documents and affidavits. On November 25, 2012, the Court dismissed the plaintiffs' application to resume proceedings and stated that a new claim must be filed. Subsequently, on December 12, 2012, a new claim was filed in the Central District Court against the State of Israel, the Broadcasting Authority, and Bezeq, based on the three aforementioned claims for alleged damage to person for 31 people, 27 of which are against Bezeq).

The fourth claim is being heard in the Tel Aviv District Court and is for alleged damage to property and financial loss. The amount of the original claim was NIS 141 million, but following the failure to pay the court fees by some of the plaintiffs, some of the plaintiffs were removed from the action so that the revised amount is NIS 23 million. An evidentiary hearing has not been held as yet.

On December 31, 2003, Bezeq discontinued its broadcasts from the Hallel broadcasting station as requested by the State and the Broadcasting Authority, and from that date the site is no longer being used for broadcasting

In February 2002, a notice of a party to a collective dispute was filed in the Jerusalem District Labor Court by the Histadrut in the name of Bezeq’s employees. The applicant alleged that payments for grossing up of tax, the administrative on-call duty component and clothing allowances payable to Bezeq employees are regular pay which form part of the determining salary of each employee, for calculation of the various payments. In April 2006, the court denied all parts of the notice.  On February 10, 2010 a new party notice was filed, which relates only to the on-call fee component. Under the party notice, the Court was requested to determine that the on-call fee component be included in the hour value for calculating overtime pay and redemption of unused vacation pay.

In 2003, Bezeq filed a claim in the Tel Aviv District Labor Court against the Makefet Fund for compensation alleging  breach of agreement between it and Makefet with respect to the calculation of the cost of early retirement of employees who were transferred to Bezeq from the Ministry of Communications. The amount claimed by Bezeq was NIS 280 million. The Makefet Fund denied the allegations and contended that it acted in accordance with the agreements. Summary statements are scheduled to be filed within the next few months.

In November 2006, a claim was filed against Bezeq in the Tel Aviv District Court together with an application for its recognition as a class action, in the amount of NIS 189 million, on the grounds of unlawful collection of money in cases of disconnection due to non-payment. In February 2011, the plaintiff filed an additional claim together with an application for its recognition as a class action in the amount of NIS 44 million, in the Central District Court concerning a refund of payment for "related services" for the period after the line had been disconnected. The second claim from February 2011, and the application for its recognition as a class action were dismissed on March 28, 2012. On May 8, 2012, an appeal was filed.

In November 2006, a claim and application for certification as a class action was filed with the Tel Aviv District Court against Bezeq, Pelephone, HOT, Cellcom and Partner, in the amount of NIS 158 million. The plaintiffs allege that when completing a call made from a cellular line to a fixed line, if the call is disconnected by the fixed line call recipient, Bezeq and HOT delay sending the disconnection signal for approximately 60 seconds, which is then reflected in airtime costs and interconnect fees. In a procedural arrangement among the parties, it was decided that the claim would be heard against Bezeq and HOT, while the claim against Pelephone, Partner and Cellcom would be heard as part of a similar claim filed against them in August 2006 alleging damages of NIS 100 million. On October 28, 2010 the Court denied the application and on December 16, 2010 the plaintiffs filed an appeal of the decision in the Supreme Court.  On October 17, 2012, the Supreme Court denied the appeal.

In July 2010, an action was filed against Bezeq in the Central District Court, together with an application for its certification as a class action, alleging that Bezeq offers its customers to join call plans with a fixed monthly payment, which results in a financial loss to customers for whom the track is not worthwhile, thus misleading them. The plaintiff is claiming restitution of the difference between the amount paid by customers on the new track and the amount they would have paid on the ordinary track, which he estimates is "tens of millions of shekels", as well as compensation of NIS 1,500 per customer for an ostensible infringement of privacy.  In June 2012 the Court approved publication of a compromise settlement reached by the parties at a cost of NIS 6.5 million to Bezeq, and instructed that the settlement be sent to the relevant parties before it hands down the verdict. Subsequently, an inspector was appointed to estimate the damage and the amount of the compensation.

In September 2010, a claim was filed against Bezeq with the Jerusalem District Court by the Ministry of Communications, the Israeli Defense Force Commander for the Palestinian Administered Territories and the Civil Administration in the Palestinian Administered Territories, in the matter of payment of fees of approximately NIS 74 million for the payment of taxes for erecting and operating microwave trunks in the Palestinian Administered Territories. On April 2, 2012 the Court approved a settlement agreement between the parties, according to which Bezeq would pay an aggregate of NIS 26 million linked to the Israeli CPI from February 2010.

In January 2011, the following four claims arising from a malfunction in Bezeq's network on January 25, 2011, together with applications for their certification as class actions were filed against Bezeq: (i) a claim estimated at NIS 104 million in the Nazareth District Court; (ii) a claim estimated at NIS 135 million in the District Court for the Central District; (iii) a claim estimated at NIS 84 million in the Haifa District Court; and (iv) a claim estimated at NIS 217 million in the Tel Aviv District Court. Subsequently, all four claims were transferred to the Tel Aviv District Court and on November 27, 2011, the court decided to consolidate the hearing of the last two claims and to dismiss the first two claims. The plaintiffs allege that Bezeq’s customers were disconnected from Bezeq's services and were unable to make proper use of their telephone lines, resulting in losses.  On October 9, 2012, the Court approved the applicants' request to abandon their applications for certification as a class action.

In April 2011, a claim was filed against Bezeq in the Tel Aviv District Court together with an application for its certification as a class action, alleging that in contravention of the law, Bezeq does not include a call details record in the phone bills which it sends to its subscribers. The application estimates the amount of the class action at NIS 127 million. In September 2012, another claim was filed against Bezeq in the Tel Aviv District Court together with an application for its certification as a class action in the same matter, and the plaintiff estimates the amount of the claim at NIS 154 million. On April 4, 2013 and April 13 2013, respectively, the Court approved the withdrawal of both claims and ordered their dismissal. The Court approved the withdrawal pursuant to its assessment that the claim has low chances for success, if any.

In October 2011, a former employee of Bezeq filed a claim against Bezeq with the Regional Labor Court in Tel Aviv. The main purpose of the claim was a request to refund wage differences that allegedly resulted from a failure to include on-call fees and premiums in the hourly rate when calculating overtime and the redemption of unused vacation days. The claimant applied for certification of the action as a class action in the amount of NIS 150 million in the name of certain of Bezeq's employees and pensioners. The claim was dismissed on April 29, 2012 pursuant to the claimant's request.

In October 2011, an action was filed at the Tel Aviv District Court, together with an application for its certification as a class action, alleging that Bezeq unlawfully broadcasts its own advertising on the Music on Hold (music played to callers while the dial-up to a Bezeq subscriber is under way) about subscribing to the service. The plaintiffs are seeking restitution of the service fees and compensation for prohibited advertising (for callers to subscribers to the service) and estimate the total amount of the claim to be NIS 200 million, for period commencing the date that Bezeq initiated this service.

On November 10, 2011, a person who claims to own 1,162 shares of Bezeq petitioned the Economic Department of the Tel Aviv-Jaffa District Court to approve the submittal of a derivative action in the amount of NIS 900 million against Bezeq's incumbent directors and against a former director. The application argued, among other things, that the Board members were in breach of their duty of care and fiduciary obligations towards Bezeq (and with respect to the controlling shareholder, his duty of fairness as well) by approving loans worth billions of shekels taken by Bezeq, which allegedly, were not used for Bezeq's benefit and were designated for the distribution of dividends for the purpose of reducing the financing costs of Bezeq's controlling shareholder, and were therefore in a conflict of interests between their own personal benefit and that of Bezeq. Consequently, the plaintiff argued that Bezeq suffered losses in the form of heavy financing expenses in respect of those loans. Alternatively, the plaintiff alleged that the resolutions passed by the Board of Directors with respect to the aforementioned loans, created a tax exposure for Bezeq due to the fact that the financing expenses are not recognized for tax purposes. On January 26, 2012, Bezeq and the Board of Directors submitted their response requesting a dismissal of the application.  On June 14, 2012, the court resolved to dismiss the application after ruling that the applicant in this procedure was not a "shareholder" of Bezeq and was  therefore not entitled to file a derivative claim in Bezeq's name. Subsequently, on July 15, 2012, a new application to approve a derivate claim was filed in the Economic Department of the Tel Aviv District Court against the directors and officers of Bezeq by the father of the applicant whose application  had been dismissed on June 12, 2012.

On November 26, 2011, an additional application was filed for certification as a derivative claim together with a derivative action in the Economic Department of the Tel Aviv-Jaffa District Court by a shareholder of Bezeq who holds 1,500 shares. This additional application (which is essentially similar to the application filed in July 2012) was filed against Bezeq's incumbent directors, directors who no longer serve Bezeq and against the previous controlling shareholder of Bezeq (Ap.Sb.Ar. Holdings Ltd.).  The application alleges, among other things, that the defendants approved the distribution of dividends and took loans with the purpose of serving the interests of the controlling shareholders, were in a conflict of interests between their own personal benefit and that of Bezeq. Consequently, the decision making process and the disclosure given by Bezeq regarding these decisions was allegedly flawed and therefore the defendants were in breach of their duty of care towards Bezeq and with respect to the former and present controlling shareholder, it was alleged that they were also in breach of their duty of fairness. Consequently, the applicant alleged that Bezeq suffered losses of NIS 3.4 billion (gross) or NIS 2.64 billion (net). The applicant is petitioning, among other things, for declarative relief concerning nullification of extraordinary loans taken by Bezeq from the date of the change of control and nullification of Bezeq's outstanding payments to its shareholders originating in a capital write-down, as well as the restitution of dividends by Bezeq's controlling shareholder. During February and March 2013, responses to the request were filed by Bezeq and claimants, asking to reject the request.

On January 17, 2013, the court instructed the consolidation of these two applications.

In February 2012, an action was filed in the Jerusalem District Court, together with an application for its certification as a class action, against Bezeq, Pelephone and two other cellular companies. The plaintiffs allege that the respondents do not offer the handicapped members of the public accessible handsets and services in a fitting manner and that they are therefore in breach of the law and the regulations. The plaintiffs are requesting certification of the claim as a class action in the name of a group of handicapped people and are claiming monetary compensation of NIS 361 million against all the defendants for the losses they allege (monetary loss, non-monetary loss, and infringement of autonomy) as well as other relief.

On March 29, 2012 and on April 4, 2012, objections were filed with the Economic Division of the Tel Aviv District Court, opposing the continued payments of Bezeq’s special dividend. Both objections were filed by holders of Bezeq’s Debentures (Series 5) who filed similar objections in the second half of 2011. Both objections were dismissed by the District Court on May 15, 2012.

On July 4, 2012, a request for exhaustion of Bezeq's rights was received from a shareholder seeking to file a derivative claim on behalf of Bezeq. Subsequently, on August 27, 2012, the same applicant sent a supplementary letter which included, among other things, allegations relating to both the previous controlling shareholders of Bezeq and the members of the Board of Directors who had served before control of Bezeq was transferred, with respect to their conduct in connection with the transfer of control of the company.  The applicant is also seeking that Bezeq exhaust its rights by filing an action against these entities as well. On August 29, 2012 and on October 10, 2012, Bezeq informed the applicant that it had decided to reject the demands contained in both the aforementioned applications.

Pelephone

In December 2000, the State of Israel filed a claim with the Tel Aviv District Court (subsequently moved to the District Court for the Central District) with respect of royalties allegedly owed for the period from January 1994 until February 1996. The amount claimed was NIS 260 million, including principal, linkage differences and interest. In September 2010, the Court accepted some of the State’s arguments. The amount Bezeq was obligated to pay amounted to approximately NIS 150 million, including principal, linkage differences and interest. The sum was paid in October 2010. In October 2010, Pelephone filed an appeal with the Supreme Court, which was dismissed in August 2012.

In December 2007, a claim was filed with the Tel Aviv District Court against Pelephone, Cellcom and Partner, together with a motion to certify it as a class action in the amount of NIS 1 billion. The claim relates to alleged radiation damage from cellular antennas which were allegedly erected unlawfully. On February 28, 2012 the parties notified the Court that they need additional time to reach an agreed settlement. In June 2012, the Court approved the plaintiff's abandonment of the action.

In July 2008, a claim was filed with the Tel Aviv District Court together with a motion to certify it as a class action for the total amount of NIS 240 million. The claim is for the refund of amounts which the plaintiffs allege were over-collected from Pelephone's subscribers, in connection with its collections of interest in arrears from subscribers who are late in paying Pelephone, as well as from interest where payments are rescheduled. The plaintiff also alleges that Pelephone collects payment in respect of a standing order, handling fees for the voucher and commission for payment of a voucher at a service center, ostensibly in contravention of its license. On October 5, 2011, the Court gave the plaintiffs an option to abandon the claim without ordering expenses against them. On October 18, 2011, the plaintiffs notified the Court that they insist on proceeding with the claim and the parties agreed to submit written closing arguments.  In May 2012, an additional claim and an application for its recognition as a class action in the amount of NIS 74 million was filed in the Tel Aviv District Court, alleging the unlawful billing for payment by standing order, which claim was subsequently abandoned.

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

In March 2010, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against Pelephone and Cellcom. The total amount of the claim is approximately NIS 4.2 billion and the amount of the claim against Pelephone is NIS 2.1 billion. The plaintiffs claim that Pelephone acts in contravention of its license and the law in that it does not purchase insurance covering its liability for bodily damage arising from exposure to cellular radiation. The application also seeks an order instructing Pelephone to take out such insurance. On October 25, 2010, the Court requested the Minister of Communication to provide its position on this issue. On November 19, 2012, the Court approved the withdrawal of both the claim and the motion to certify the claim as a class action.

In May 2010 a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action. The claim was filed against the four cellular companies (Pelephone, Partner, Cellcom and Mirs Communications Ltd.) where the amount of the claim against each of Pelephone, Partner and Cellcom is NIS 3.68 billion and the total amount of the claim (against the four companies) is more than NIS 12 billion. The applicants argue that the cellular companies are in breach of the following duties: (1) to erect cellular antenna sites of the required scope, proportion and deployment; (2) to check, correct and provide information about the non-ionizing radiation values in cellular handsets after repair, etc.; (3) to warn against the risks involved in how the cellular handset is held. The application includes numerous other declaratory reliefs and applications for writs of mandamus relating to the above matter. In January 2013, Pelephone signed a compromise settlement with the plaintiffs to settle the claim in return for Pelephone verifying and ascertaining certain matters relating to the claim and in return for the sale of earphones to customers at a reduced price for a period. This arrangement has been submitted to the court and is awaiting approval.

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

In August 2010, a claim and a motion to certify it as a class action were filed in the Central District Court against Pelephone. The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels. According to the applicant, Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The application also includes the relief of an order instructing Pelephone to cease charging its customers for the services they use outside Israel, and an order instructing that the money collected to date be restituted.

In December 2010, a claim was filed in the Central District Court together with an application for its certification as a class action. The amount of the claim is not specified. The applicant alleges that Pelephone withholds from its subscribers one or more monthly benefits due to the fact that the date of the first invoice is not necessarily the same as the actual date of joining the plan. In May 2012, the court dismissed the application for certification, and in June 2012 the decision was appealed in the Supreme Court.

In January 2011, a claim was filed with the Jerusalem District Court, together with an application to certify it as a class action. The plaintiff alleged that he purchased two Samsung handsets but was unable to use them for surfing the web, even though he purchased surfing services. In February 2012, the Court approved the applicant's abandonment of the certification and ordered him to pay court expenses.

In March 2011, a claim was filed in the District Court (Central Region) together with an application for its certification as a class action. The amount of the action is NIS 122 million. The applicants allege that Pelephone intentionally conceals significant limitations pertaining to benefits on selected destinations and even acts in contravention of the communications agreement with respect to these destinations.

In August 2011, a motion was filed with the District Court (Central Region) against Pelephone, Cellcom, and Partner, together with an application for its certification as a class action. The amount of the action against the respondents is not specified. The action addresses the charge for calls made overseas when the call time is rounded up to a whole minute, and this, as alleged by the claimant, is contrary to the provisions of the license and in contravention of the law. In September 2012 the court dismissed the claim and the motion for certification as a class action. In November 2012, the applicants filed an appeal against the ruling in the Supreme Court.

In December 2011, a claim was filed with the Tel Aviv District Court, together with an application for its certification as a class action, against Pelephone for a total amount of NIS 381 million. The plaintiff alleged that Pelephone unlawfully updated its service tariffs for business customers.   The Court asked the parties to consider the possibility of filing a mutually agreed upon notice of withdrawal.

In January 2012, a claim was filed with the Tel Aviv District Court, together with a motion for its certification as a class action, against Pelephone. The claim alleged that Pelephone misled a portion of its business customers by unlawfully updating its rates. The total monetary relief sought was estimated by the petitioners at approximately NIS 381 million, which includes reimbursement of the amounts charged to Pelephone's business customers as a result of the updated rates and cancellation of the update.  On February 7, 2013, the Tel Aviv District Court dismissed the claim and the motion to certify it as a class action. On April 10, 2013, an appeal was filed with the Supreme Court.

In February 2012, a claim was filed in the Jerusalem District Court against Pelephone, Cellcom, Partner and Bezeq, together with an application for its certification as a class action. The amount of the action is NIS 361 million. The claim relates to a failure to comply with the provisions of the law with respect to handicapped customers when rendering telecommunication services.

In March 2012, a claim was filed against Pelephone in the Tel Aviv District Court, together with an application for its certification as a class action. The grounds for the claim are that Pelephone allegedly makes false representations to the public according to which it provides a surfing experience on its network at extremely high speeds. According to the plaintiffs, they conducted dozens of measurements showing that the surfing speed on the respondent's cellular network is lower than specified. According to the claim, this state of affairs caused and causes cumulative personal loss of NIS 560. The total amount of the application is estimated be approximately NIS 242 million, subject to data to be produced by Pelephone as part of the proceeding.

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

In May 2012, a claim was filed against Pelephone in the Tel Aviv District Court, together with an application for its certification as a class action. The amount of the action is NIS 124 million. According to the applicant, Pelephone does not inform customers who wish to subscribe for its services utilizing a handset which was not purchased from Pelephone, that since the handset does not support the 850 MHz frequency, they will only have partial reception on one frequency rather than two.

In June 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with an application for its certification as a class action. The applicants allege that Pelephone is in violation of Section 30A of the Communications Law by sending marketing messages (spam) despite the applicants' failure to agree to receive them. The amount of the alleged damages was NIS 455 million. In September 2012, the Court approved the abandonment of the claim and the motion for its certification as a class action.

In August 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The action was filed against Pelephone, Partner, and Cellcom. The amount of the claim is estimated at NIS 120 million for each of the defendants. Additionally, orders for mandamus and declaratory relief were requested. The applicants allege that as part of the repair services which the defendants provide for payment (payment for the repair or a monthly payment for the repair service), if a certain part in the handset must be replaced, the defendants do not provide the customer with the spare part, and this in contravention of the law. Additionally, the plaintiffs alleged that the defendants use the replaced part in future when providing repair services for other customers, thus enriching themselves twice.

In August 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The plaintiffs contended that Pelephone unlawfully collects a monthly fee from its customers for payment by standing order. The amount of the application is estimated in the total amount of NIS 161 million. In February 2013 the court approved the abandonment of the claim and the motion for its certification as a class action.

In September 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The plaintiff contends that Pelephone unlawfully collected money for: the cost of a cellular handset, a cancelled phone line, surfing services, various services, as well as for collection expenses and voucher fees. The amount of the application is estimated at NIS 57 million for the causes claimed plus NIS 1,000 for distress for each member of the group. A class action is currently pending  against Pelephone, in which some of the allegations are similar to those in this claim.

In September 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with an application for its certification as a class action. The applicant alleged that Pelephone does not include a call details record in its phone bill, and this is contrary to Ministry of Communication instructions and Pelephone's license. The total amount of the class action is about NIS 109 million. In February 2013, the request for approving a class action suit was erased by the court for inaction.

In February 2013, a claim was filed against Pelephone in the Nazareth District Court together with a motion for its certification as a class action. The applicant alleges that due to a nation-wide malfunction on Pelephone's network on February 3, 2012, the applicant as well as other Pelephone customers were disconnected from Pelephone's services for several hours and were unable to use their cellular handsets to receive or make calls and SMS messages. As a result, they incurred losses. The total amount of the class action is NIS 450 million. In March 2013, another claim arising from the same incident was filed in the Jerusalem District Court, with a petition for certification as a class action suit, for an amount estimated at approximately NIS 160 million. According to the applicant, the plaintiff group members are all cellular telephone customers, including customers of companies hosted on the network (Rami Levi and Hot Mobile).

Bezeq International

During the second quarter of 2008, four claims were filed with the District Court for the Central District together with an application for its certification as a class action against Bezeq International and two other holders of licenses to provide Bezeq International’s services. The four claims were later consolidated into one claim. The claims related to the use of international calling cards to the Philippines, Thailand and Nepal. The plaintiffs, who are foreign workers, claimed, among other things, that (i) the calling cards provide an average of 50% of the call duration indicated to the purchasers of the cards; (ii) when Bezeq International deduct the time spent on unsuccessful call attempts it does not use units of round minutes as it indicates; (iii) Bezeq International provides misleading information about the number of units on the card; and (iv) it formed a cartel with other international communication companies that raised the prices of calling cards. The plaintiffs seek court approval to file their claim as a class action on behalf of groups of people that include anyone who purchased the relevant calling cards during the seven year period prior to filing the claim or during the proceedings themselves. The plaintiffs estimate that the damages caused to all the members of the group is NIS 1.1 billion. The plaintiffs also petitioned the Court to order the defendants to cease their alleged improper conduct. The court accepted the application for certification as a class action on the grounds of deception on November 3, 2010, but dismissed some of the grounds for the claimed action and ruled that the existence of deception, if existed, ceased after the purchase of a number of calling cards. Bezeq International filed a leave to appeal to the Supreme Court. The application for leave to appeal filed by Bezeq International was denied on September 19, 2012 due to the settlement agreement signed by the other defendants in the proceedings and the plaintiffs.

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

In October 2010, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against Bezeq International in in the amount of NIS 39 million. The claim alleges that Bezeq International does not provide its customers with a written document as required under the Consumer Protection Law, when entering into an agreement to change or add to a continuing transaction.  On June 20, 2012, the Tel Aviv District Court approved the plaintiff's abandonment of the claim and the application for its recognition as a class action.

In December 2011, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against Bezeq International. The plaintiffs alleged that during October 2011, Bezeq International failed to provide its Internet customers with the speed it had undertaken in their contacts. The plaintiffs are seeking restitution of the monthly charge and compensation for distress, and they estimate the total monetary compensation claimed to be NIS 120 million.

In February 2012, a claim was filed with the Tel Aviv District Court, together with an application for its certification as a class action, seeking monetary damages against Bezeq International and two other licensees based on facts similar to those alleged in the 2008 action with respect to the use of international calling cards. The plaintiff alleged that the Respondents misled customers who purchased dialing services by means of pre-paid international calling cards with respect to the number of minutes on the card. The applicant estimates the amount claimed from Bezeq International (as well as from each of the other respondents), in the name of the entire group, to be NIS 2.7 billion.

DBS

In December 2010, a claim was filed against DBS with the Tel Aviv District Court, asserting that DBS violated its obligation to its customers by omitting broadcasts it is committed to air in the Basic Package, removed channels without approval, did not comply with the obligation to invest in quality genres and violated obligations regarding the broadcast of commercials, promos and marketing and commercial content. In April 2012 the Court accepted the withdrawal request filed by the parties and approved the applicant’s request to withdraw from his petition to approve a class action against DBS.

In March 2013, a claim was filed in the Tel Aviv District Court against DBS together with a motion to certify it as a class action. According to the claimant, DBS disconnected customers from channel 5+ and reconnected them only after the said customers contacted DBS and positively asked to be reconnected, but continued collecting fees for the channel from those customers who did not contact them and were, therefore, not reconnected. The claimant estimated that his own damage is NIS 1,065 of which NIS 1,000 is non-monetary damage, but did not include a total amount for the class action.

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2012.

ITEM 9.                 THE OFFER AND LISTING

A.           Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE.

	NASDAQ		TASE
Year	High	Low	High	Low

2008	$12.20	$2.20	NIS 46.28	NIS 8.67
2009	$22.91	$4.28	NIS 77.54	NIS 8.86
2010	$34.19	$17.81	NIS 125.90	NIS 67.01
2011	$35.25	$10.7	NIS 124.90	NIS 38.23
2012	$11.98	$1.81	NIS 45.51	NIS 7.50

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market (for periods subsequent to January 1, 2012), the NASDAQ and Global Market (for periods prior to January 1, 2012) and the TASE:

	NASDAQ		TASE
	High	Low	High	Low
2011
First Quarter	$35.25	$26.50	NIS 121.30	NIS 94.00
Second Quarter	$30.69	$21.15	NIS 106.00	NIS 73.50
Third Quarter	$23.09	$10.83	NIS 81.00	NIS 40.1
Fourth Quarter	$18.50	$10.07	NIS 65.63	NIS 38.23

2012
First Quarter	$11.98	$6.68	NIS 45.51	NIS 25.01
Second Quarter	$7.26	$2.20	NIS 25.79	NIS 10.65
Third Quarter	$3.46	$1.81	NIS 13.10	NIS 7.50
Fourth Quarter	$6.15	$2.99	NIS 20.48	NIS 11.47

2013
First Quarter	$3.58	$2.60	NIS 13.90	NIS 9.95
Second Quarter (through April 21)	$3.48	$2.89	NIS 12.76	NIS 10.65

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

November 2012	$4.91	$3.22	NIS 18.80	NIS 13.90
December 2012	$4.68	$3.20	NIS 17.99	NIS 12.25
January 2013	$3.57	$2.60	NIS 13.90	NIS 9.95
February 2013	$3.58	$2.61	NIS 13.66	NIS 10.16
March 2013	$3.06	$2.74	NIS 11.45	NIS 10.20
April 2013	$3.48	$2.89	NIS 12.76	NIS 10.65

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

B.            Memorandum and Articles of Association

Below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Articles of Association, of our company which have been filed as an exhibit to this Annual Report and which are incorporated by reference, and to Israeli law.

Purposes and Objects of the Company

We are a public company registered under the Israel Companies Law, 1999-5759, or the Israeli Companies Law, as B Communications Ltd., registration number 512832742. Our objects and purposes, as provided by our Articles of Association, are to carry on any lawful activity.

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our Articles of Association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested unless such proposal, arrangement or contract is in the ordinary course of business or the majority of directors are personally interested in such proposal, arrangement or contract. In the event the majority of the members of the board of directors have a personal interest in the proposed transaction, approval of our shareholders at a general meeting is required. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our compensation committee and, unless exempted under the regulations promulgated under the Israeli Companies Law, our shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then the approval of our shareholders requires that either:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

  The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our Articles of Association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 50,000,000 ordinary shares of a nominal value of NIS 0.1 each. All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have preemptive rights.

Dividend and Liquidation Rights. The holders of the ordinary shares will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares. Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our profits and other surplus funds, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not meet the profit requirement, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable risk that a distribution might prevent us from satisfying our existing and anticipated obligations as they become due.

Under the Israeli Companies Law, a dividend declaration must be approved by the board of directors and does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exceptional Holdings; Principal Shareholders. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications. Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. Any such unauthorized acquisition is referred to as “Exceptional Holdings.” For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding “means of control” in that corporation or in another corporation, and including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer and holding 25% of our “means of control” is presumed to confer significant influence. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

In compliance with the Communications Law and Communications Order following our acquisition of the controlling interest in Bezeq, our Articles of Association provide that Exceptional Holdings will not entitle the holder to any rights in respect of such holdings, unless and to the extent permitted under the Communications Order. Accordingly, Exceptional Holdings will not have any voting rights at a general meeting of shareholders. Each shareholder participating in a general meeting of shareholders will be required to certify to us prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his or her holdings in our company or his or her vote require the approval of the Prime Minister of Israel and the Israeli Minister of Communications, pursuant to the Communications Law and Communications Order. In addition, no director may be appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings. If a director is appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings, such appointment, election or removal from office shall have no effect.

Under our Articles of Association, any person holding a number of our shares that requires approval under the Communications Order shall notify us, Bezeq, the Prime Minister of Israel and the Israeli Minister of Communications of such holdings in writing, no later than 48 hours from the date of acquiring such holdings.

Our Articles of Association include reporting requirements applicable to “Principal Shareholders,” meaning a holder, directly or indirectly, of 5% of our issued and outstanding share capital. Any person who, after acquiring, directly or indirectly, shares in our company becomes a “Principal Shareholder,” is required, no later than 48 hours after becoming a Principal Shareholder, to notify us in writing, specifying the number of our shares held by such shareholder and the date on which such shareholder became a Principal Shareholder. Any person who ceases to be a Principal Shareholder is required, no later than 14 days thereafter, to notify us in writing of the date on which such person ceased to be a Principal Shareholder. In addition, a Principal Shareholder is required to notify us in writing of any aggregate change in its holdings of our shares in an aggregate amount equal to 1% or more of our outstanding share capital compared to the last notice of holdings submitted by such Principal Shareholder, no later than 48 hours after such change. In the event a Principal Shareholder fails to provide any required notice, as discussed above, then until such Principal Shareholder provides us with the requisite notice, the Principal Shareholder will not be entitled to any rights in respect of such shares and the provisions of the Communications Order with respect to the exercise of rights underlying Exceptional Holdings will apply, and the undisclosed holdings shall also be deemed “dormant shares,” as defined under the Israeli Companies Law.

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

Election of Directors

Our ordinary shares do not have cumulative rights for the election of directors. Rather, under our articles of association, our directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power represented and voting at our annual general meetings of shareholders, and hold office until the next annual general meeting of shareholders and until their successors have been elected. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.” Internet Gold, our controlling shareholder, is able to elect all of our directors other than our outside directors. For information regarding the election of outside directors, see Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside Directors.” All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

Under our Articles of Association, provisions relating to the election and removal of directors who are not outside directors, within the meaning of the Israeli Companies Law, may not be modified without the prior written consent of the Israeli Minister of Communications.

Regulations promulgated under the Communications Law require that our chief executive officer, any member of our board of directors holding an executive role, as well as a majority of the members of the board of directors, be citizens and residents of the State of Israel.

Annual and Extraordinary Meetings

Under the Israeli Companies Law and our articles of association, our board of directors must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting. Depending on the matter to be voted upon, and subject to the Israeli Companies Law and regulations thereunder, notice of at least 14 days or 21 days or 35 days prior to the date of the meeting is required. Our articles of association provide that notice of a general meeting of shareholders will be delivered to all eligible shareholders by publication in two daily Hebrew language newspapers in Israel that have a reasonably-sized readership. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of: (a) two of the directors or 25% of the directors in office, (b) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or (c) one or more shareholders having at least 5% of the voting power in the company. The chairman of the board of directors presides at each of our general meetings. The chairman of the board of directors is not entitled to a vote at a general meeting in his capacity as chairman.

Quorum

The quorum required for any general meeting is the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time designated for the general meeting. If within half an hour from the time designated for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day in the following week, at the same time and place, or to such other time as designated in the notice of such adjourned meeting. If within half an hour from the time designated for the adjourned meeting a quorum is not present, any number of shareholders present will constitute a quorum. However, if the general meeting was convened on the demand of shareholders, the adjourned meeting shall take place only if there are present at least the number of shareholders required to convene a general meeting under our articles of association (as discussed above).

A general meeting in which a quorum is present may resolve to adjourn the meeting, the discussion or the vote on a matter included in the agenda to such other time and place as it may determine. Only matters that were on the agenda and in respect of which no resolution was passed shall be discussed at the adjourned meeting.

Resolutions

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.

Under the Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

Modification of Class Rights

Under the Israeli Companies Law and our articles of association, any amendment, conversion, cancellation, expansion, addition to or other change in the rights, preferences, privileges, restrictions or provisions attached to any particular class of shares issued to shareholders of our company, shall require the written consent of holders of all issued shares of such particular class, or authorization by an ordinary resolution adopted at an extraordinary meeting of such class.

Limitations on the Rights to Own Ordinary Shares in Our Company

None of our memorandum of association, our articles of association or the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Minister of Finance consents otherwise.

In addition, pursuant to the Communications Order, so long as we control Bezeq, any state, government corporation or a corporation controlled by a government corporation cannot control our company. Ownership of our shares, directly or indirectly, by a government corporation requires the prior written approval of the Israeli Prime Minister and Israeli Minister of Communications, provided that the government corporation’s total direct and indirect holdings in Bezeq does not exceed more than 5% of any type of “means of control” (as such term is described above) of Bezeq. Ownership by a government corporation, directly or indirectly, of 5% or more of Bezeq’s outstanding shares or a “significant influence” (as such term is described above) in Bezeq requires the approval of the Prime Minister of Israel and the Israeli Minister of Communications as well as the consent of the Israeli Minister of Defense. A “Hostile State,” as such term is defined in the Communications Order, a citizen or resident of a Hostile State, a corporation incorporated in a Hostile State or controlled by a resident or citizen of a Hostile State is not allowed to hold, directly or indirectly, 5% or more or a “significant influence” (as described above) in Bezeq For additional limitations on the right to own shares in Bezeq, see above “– Rights Attached to Shares - Exceptional Holdings; Principal Shareholders.”

Anti-Takeover Provisions; Mergers and Acquisitions

Full Tender Offer. A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares which are listed, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or any class of shares, as the case may be. If (i) less than 5% of the outstanding shares are not tendered in the tender offer and the majority of the offerees who have no personal interest in the acceptance of the tender offer have accepted the offer; or (ii) less than 2% of the outstanding shares are not tendered in the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court within six months after receipt of the offer to alter the consideration for the acquisition. The Israeli Companies Law allows an acquirer to determine in the terms of the offer that offerees who accepted the offer will not be entitled to appraisal rights. If the terms described above for the completion of a tender offer are not met, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

Special Tender Offer. The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a special tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights at the company’s general meeting, unless one of the exemptions described in the Israeli Companies Law are met. This rule does not apply if there is already another shareholder who holds 25% or more of the voting rights at the company’s general meeting. Our parent, Internet Gold, currently holds more than 25% of our outstanding ordinary shares as determined in accordance with the Israeli Companies Law. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights of the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. A tender offer is not required in the following circumstances: (i) the purchase was made in a private placement that was approved by the shareholders as a private placement and was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (ii) the purchaser would hold 25% or more of the voting rights after purchasing shares from a person that held 25% or more of the voting rights, or (iii) the purchaser would hold more than 45% of the voting rights after purchasing shares from a person that held more than 45% of the voting rights.

Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 35 days’ prior notice. Under the Israeli Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

   Notwithstanding the foregoing, a merger is not subject to shareholders approval of (i) the target company, if it is a wholly-owned subsidiary of the acquiring company and (ii) the acquiring company, if no changes are required to its articles and memorandum of association and it is not issuing to the shareholders of the target company more than 20% of its voting rights and no person will become, as a result of the issuance, a controlling shareholder of the acquiring company, subject to certain limitations relating to the continuing of the votes, at a meeting of the shareholders of a company that is a party to the merger, of any entity or person that is either the other party to the merger or a control person thereof.

C.            Material Contracts

None.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax at the rate of 25% for the 2012 and 2013 tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate. Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2012, scheduled gradual reduction of the corporate tax rate in future years was canceled, and the 25% corporate tax rate is scheduled to remain for future tax years.

Tax on Capital Gains of Shareholders

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2012, the Real Gain accrued on the sale of our Shares is generally taxed at a rate of 25% for corporations (24% in 2011) and a rate of 25% for individuals (20% in 2011).Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company), the tax rate will be 30% (25% in 2011).However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax. Generally, a semi-annual detailed return, including a computation of the tax due should be submitted to the Israeli Tax Authorities and a tax advance amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the tax advance should not be paid, if all tax due was withheld at the source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder. Capital gains are also reportable on annual income tax returns.

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

Taxation of Non-Israeli Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

However, the tax rate on dividends paid to a “substantial shareholder” (a shareholder who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation) is 30%.

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

Upon a distribution of dividend the following withholding tax rates will apply: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 25% and (iii) non-Israeli residents (whether an individual or a corporation) — 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israeli Tax Authorities allowing for a reduced withholding tax rate is obtained in advance.

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

Under Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel provided that, in general, both of the following conditions are met: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents.

The purchaser of the shares, the stockbrokers who effected the transaction or the financial institution holding the shares through which payment to the seller is made are obligated, subject to the above-referenced exemptions if certain conditions are met, to withhold tax on the Real Gain resulting from a sale of shares at the rate of 25%.

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder beginning January 1, 2013 will be subject to tax at a reduced maximum tax rate of 20 percent. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below. Distributions taxable as dividends paid on the ordinary shares should qualify for the 20 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply in respect of certain hedged positions or in certain other situations. There are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As long as we own at least 25% of Bezeq’s shares, our PFIC status will be determined by considering us to own a proportionate share of Bezeq’s assets and to receive a proportionate share of its income.  As a result of our relatively substantial cash position at the time, we believe that we were a PFIC in certain periods in the past under a literal application of the asset test described above, which looks solely to the market value of our assets. We do not believe that we were a PFIC in the past three years.

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

Additional Tax on Investment Income

In addition to the taxes on dividends and dispositions of our ordinary shares described above, certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on net investment income, which includes dividends and capital gains.

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

F.             Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.igld.com) promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The Exchange Act file number for our SEC filings is 000-30198.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

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

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates.We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors.

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

Effects of Changes in Interest Rates and the Israeli Consumer Price Index

Our total net exposure to changes in the Israeli CPI was NIS 962 million (approximately $258 million) at December 31, 2012. The exposure relates to NIS 1 billion (approximately $276 million) of our outstanding debentures that are partially hedged by our investment in NIS 67 million (approximately $18 million) of CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial expense of NIS 10 million (approximately $3 million).

 B Communications’ total net exposure to changes in the Israeli CPI was NIS 1.6 billion (approximately $417 million) at December 31, 2012. The exposure primarily relates toNIS 1.7 billion (approximately $454 million) of the outstanding debt that B Communications incurred in connection with its acquisition of the controlling interest in Bezeq and NIS 252 million (approximately $68 million) of its outstanding Series A Debentures. As at December 31, 2012, B Communications also holds forward contracts on the Israeli CPI that fully hedge its exposure with respect to the Series A Debentures and NIS 140 million (approximately $38 million) of CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in B Communications’ yearly financial expense by NIS 16 million (approximately $4 million).

B Communications’ total net exposure to changes in the variable Israeli interest rate was NIS 1.5 billion (approximately $399 million) at December 31, 2012. The exposure relates toNIS 1.6 billion (approximately $416 million) of the outstanding debt that B Communications incurred in connection with its acquisition of the controlling interest in Bezeq, which is partially hedged by its NIS 63 million(approximately $17 million) investment in marketable securities that are subject to the variable interest rate. Each increase or decrease of 1% in the Israeli interest rate will result in an increase or decrease in B Communications’ yearly financial expense by NIS 15 million (approximately $4 million).

As of December 31, 2012, Bezeq had NIS 4.5 billion (approximately $1.2 billion) of debt that is subject to variable interest rates and NIS 2.6 billion ($688 million) of debt that is subject to changes in the Israeli CPI. Each increase or decrease of 1% in the variable interest rate will result in an increase or decrease in Bezeq’s yearly financial expense by NIS 2 million (approximately $0.5 million) and each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in Bezeq’s yearly financial expense by NIS 15 million (approximately $4 million).

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. As of December 31, 2012, we had NIS 8 million (approximately $2 million) in cash and cash equivalents and NIS 171 million (approximately $46 million) in marketable securities (not including the amounts of B Communications or Bezeq).

The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations. In such case, the fair value of our investments may decline. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

Bezeq and B Communications have a surplus of liabilities that are CPI linked and the bulk of their financial exposure stems from the risk of a rise in inflation. The rate of inflation also affects their operating income and operating expenses in the course of the year. In addition, Bezeq’s tariff updating mechanism, which is subject to government regulation, is reviewed once a year and is influenced by the CPI.As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq’s tariffs and its revenues and expenses during the year.

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

The cash flow generated by Bezeq’s operations is used partially for investment in equipment. The prices of the equipment are affected by the indices to which they are linked, including industry price indices, exchange rates and global prices. Bezeq does not hedge against this exposure. Bezeq is also exposed to changes in copper prices that result in a change in the residual value of its copper cable infrastructure. In deploying its NGN, Bezeq removes copper cables previously used to provide its services and sells the cooper from such cables, and the prices received are subject to the volatility of the copper market.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

Not applicable.

ITEM 15.              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and principal financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.  This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

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

ITEM 16.               [RESERVED]

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Anat Winner, an independent director and Ms. Orly Guy, an External Director, meet the definition of an audit committee financial expert, as defined by rules of the SEC. For a brief listing of Ms. Winner’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

	Year Ended December 31,
Services Rendered	2011	2012

Audit and Audit-related (1) (2)	NIS 6,969,000	6,531,000
Tax and other (3)	NIS 712,000	599,000
Total	NIS 7,681,000	7130000
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

In 2010, our Board of Directors authorized a repurchase program, for the repurchase of up to NIS 44 million (approximately $11.5 million) of our ordinary shares in the open market from time to time at prevailing market prices. of our ordinary shares under the third program. As of December 31, 2012, we had repurchased 330,759 ordinary shares under this program at a total purchase price of approximately NIS 30.55 million (approximately $7.96 million), or an average price of NIS 92.39 ($24.14) per share. There were no ordinary shares of our company purchased by us or on our behalf or by any affiliated purchaser during 2012.

5,862,615 ordinary shares are held as treasury shares as of April 22, 2013, as a result of repurchases prior to 2010 and the above mentioned program.

ITEM 16F.             CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Stock Market Rule 5615(c)(1), since Eurocom Communications holds more than 50% of our voting power. Under NASDAQ Stock Market Rule 5615(c)(2), a controlled company is exempt from the following requirements of NASDAQ Stock Market Rule 5605:

•
The requirement that the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Stock Market Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, we have the mandated three independent directors, within the meaning of the rules of the SEC and NASDAQ, on our audit committee. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

•
The requirement that the compensation of the chief executive officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. Under the Israeli Companies Law, any compensation arrangement with an office holder (including an exemption from liability and the insurance and indemnification of an office holder), require the approval of the compensation committee, the board of directors and in certain circumstances, shareholders.

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

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. As a foreign private issuer listed on the NASDAQ Global Select Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.
PART III

ITEM 17.               FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.               FINANCIAL STATEMENTS

Consolidated Financial Statements of Internet Gold-Golden Lines Ltd.
Index to Consolidated Financial Statements	F - 1
Report of Independent Registered Public Accounting Firm	F - 2
Consolidated Statements of Financial Position	F - 3
Consolidated Statements of Income	F - 5
Consolidated Statements of Comprehensive Income	F - 6
Consolidated Statements of Changes in Equity	F - 7
Consolidated Statements of Cash Flows	F - 10
Notes to the Consolidated Financial Statements	F - 12
Consolidated Financial Statements of DBS Satellite Service (1998) Ltd.
Index to Consolidated Financial Statements	DF - 1
Report of Independent Registered Public Accounting Firm	DF - 2
Consolidated Statements of Financial Position	DF - 3
Consolidated Statements of Income	DF - 5
Consolidated Statements of Comprehensive Income	DF – 6
Consolidated Statements of Changes in Equity	DF – 7
Consolidated Statements of Cash Flows	DF – 9
Notes to the Consolidated Financial Statements	DF – 11

ITEM 19.                 EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)
1.2	Amended and Restated Articles of Association of the Registrant
2.1	Specimen of Share Certificate (1)
2.2	Terms of Convertible Debentures Traded on Tel Aviv Stock Exchange (2)
2.3	Form of B Communications Ltd. Series A Debenture Certificate for Notes issued in March 2007 and May 2007 (3)

4.1	Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman (1)
4.2	Share Purchase Agreement dated October 25, 2009, between B Communications Ltd. (formerly 012 Smile. Communications Ltd.) and Ap.Sb.Ar. Holdings Ltd. (4)
4.3	First Amendment to the Share Purchase Agreement dated as of March 28, 2010, between B Communications (SP2) Ltd. and Ap.Sb.Ar. Holdings Ltd. (5)
4.4	Asset Purchase Agreement dated November 16, 2009, between Ampal Communication 2010 Ltd., B Communications Ltd. (formerly 012 Smile. Communications Ltd.) and Merhav Ampal Energy Ltd., as Guarantor (4)
4.5	English translation of Bezeq Control Permit issued by the Prime Minister of Israel and Israeli Minister of Communication to members of the Eurocom Group on April 13, 2010 (5)
4.6
English translation of Credit Agreement dated February 11, 2010 between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Amitim (Senior Pension Funds), Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd. and Union Bank of Israel (as Lenders) (5)

4.7	English translation of Loan Agreement dated February 18, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. group (5)
4.8
English translation of Addendum and Amendment No. 1 the Credit Agreement dated February 11, 2010, dated April 14, 2010, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd., Union Bank of Israel, Central Benefits Fund of Histadrut Employees Ltd. (under special management), Makefet Fund Pension and Provident Center - AS Ltd. Pension Fund, Makefet Fund Pension and Provident Center - AS Ltd. (under special management) – Other-Purpose Funds, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) - Pension Fund, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) Illness and Accident Provident Fund, Hadassa Employees Pension Fund Ltd. (under special management), “Egged” Members Pension Fund Ltd. (under special management) – Pension Track and “Egged” Members Pension Fund Ltd. (under special management) – Full Pension Track (as Lenders) (5)

4.9
English translation of Addendum and Amendment No. 2 the Credit Agreement dated February 11, 2010, dated June 26, 2011, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee) and the other Lenders (6)

4.10
English translation of Addendum and Amendment No. 1 the Loan Agreement dated February 18, 2010, dated April 14, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. Group (5)

4.11	English translation of Deed of Trust dated August 31, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd. (6)
4.12	English translation of Addendum to the Deed of Trust of August 31, 2010 dated September 26, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd. (6)
8	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (Registration No. 333-10576), and incorporated herein by reference.

(2)
Previously filed as an exhibit to the Registrant’s Report on Form 6-K for the month of April 2005 submitted to Securities and Exchange Commission on April 11, 2005, and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(4)
Previously filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of June 2010 submitted to Securities and Exchange Commission on June 23, 2010, and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

Internet Gold – Golden Lines Ltd.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Internet Gold – Golden Lines Ltd.:

We have audited the accompanying consolidated statements of financial position of Internet Gold- Golden Lines Ltd. and its subsidiaries (hereinafter - “the Company”) as at December 31, 2011 and 2012 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of  the years in the three-year period ended December 31, 2012. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying consolidated financial statements as at and for the year ended December 31, 2012 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

April 24, 2013

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2011	2012	2012
	Note	NIS	NIS	US$
Assets
Cash and cash equivalents	7	1,447	764	205
Investments, including derivative financial instruments	8	1,548	1,655	443
Trade receivables, net	9	3,059	2,927	784
Other receivables	9	294	329	88
Inventory		204	123	33
Assets classified as held-for-sale		167	164	44

Total current assets		6,719	5,962	1,597

Investments including derivative financial instruments	8	119	90	24
Long-term trade receivables	9	1,499	1,074	289
Property, plant and equipment	10	7,143	6,911	1,852
Intangible assets	11	8,085	7,252	1,943
Deferred and other expenses	12	412	384	101
Investments in equity-accounted investee (mainly loans)	13	1,059	1,005	269
Deferred tax assets	20	223	126	34

Total non-current assets		18,540	16,842	4,512

Total assets		25,259	22,804	6,109

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2011	2012	2012
	Note	NIS	NIS	US$
Liabilities
Short-term bank credit, current maturities of long term liabilities and debentures	14	1,306	1,707	457
Trade payables	15	892	793	212
Other payables, including derivative financial instruments	15	846	746	200
Dividend payable	13	669	669	179
Current tax liabilities		499	588	158
Provisions	16	186	145	39
Employee benefits	19	389	258	69
Total current liabilities		4,787	4,906	1,314

Debentures	14	6,388	5,913	1,584
Bank loans	14	6,843	6,422	1,720
Loans from institutions and others	14	544	540	145
Dividend payable	13	636	-	-
Employee benefits	19	229	246	66
Other liabilities		96	67	18
Provisions	16	69	66	18
Deferred tax liabilities	20	1,426	1,159	310
Total non-current liabilities		16,231	14,413	3,861

Total liabilities		21,018	19,319	5,175

Equity	24
Share capital		*	*	**
Share premium		658	658	176
Treasury shares		(169)	(169)	(45)
Other reserves		(156)	(177)	(48)
Accumulated deficit		(360)	(403)	(107)
Total equity attributable to equity holders of the Company		(27)	(91)	(24)
Non-controlling interests		4,268	3,576	958
Total Equity		4,241	3,485	934

Total liabilities and equity		25,259	22,804	6,109

*   Represent an amount less than NIS 1.
** represent an amount less than US$ 1.

Date of approval of the financial statements: April 24, 2013

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Income for the Year Ended December 31

(In millions, except per share data)

					Convenience
					translation into
					U.S. dollars
					(Note 2D)
		2010	2011	2012	2012
	Note	NIS	NIS	NIS	US$
Revenues	25	8,732	11,376	10,278	2,753

Cost and expenses
Depreciation and amortization		2,295	2,984	2,367	634
Salaries	26	1,500	2,122	1,986	532
General and operating expenses	27	3,711	4,468	3,997	1,070
Other operating expenses (income), net	28	(3)	323	(1)	-

		7,503	9,897	8,349	2,236

Operating income		1,229	1,479	1,929	517

Financing (income) expenses	29
Finance expenses		716	1,077	995	266
Finance income		(327)	(497)	(582)	(156)

Financing expense, net		389	580	413	110

Income after financing expenses, net		840	899	1,516	407

Share of losses in equity- accounted investees	13	235	216	245	66

Income before income tax		605	683	1,271	341

Income tax	20	385	653	555	149

Net income for the year		220	30	716	192

Income (loss) attributable to:
Owners of the Company		(209)	(266)	(38)	(10)
Non-controlling interests		429	296	754	202

Net income for the year		220	30	716	192

Earnings (loss) per share	31
Basic loss per share		(11.11)	(13.56)	(1.97)	(0.53)

Diluted loss per share		(11.23)	(13.60)	(2.01)	(0.54)

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Comprehensive Income for the year ended December 31

(In millions)

					Convenience
					translation into
					U.S. dollars
					(Note 2D)
		2010	2011	2012	2012
	Note	NIS	NIS	NIS	US$
Net income (loss) for the year		220	30	716	192

Other comprehensive income
available-for-sale financial assets transferred to profit or loss		(1)	-	-	-
Defined benefit plan actuarial gain (losses), net	19	15	37	(25)	(7)
Other items of comprehensive income		-	10	(8)	(2)
Income tax on other comprehensive income	20	(2)	(12)	6	2
Other comprehensive income for the year, net of tax		12	35	(27)	(7)

Total comprehensive incomefor the year		232	65	689	185

Attributable to:
Owners of the Company		(208)	(256)	(45)	(12)
Non-controlling interest		440	321	734	197

Total comprehensive income for the year		232	65	689	185

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity

(in millions except share data)

	Attributable to equity holders of the Company
	Share capital					Retained
						earnings		Non-
	Number of		Share	Treasury	Other	(Accumulated		controlling	Total
	Shares(1)	Amount	premium	shares	Reserves (2)	deficit)	Total	interest	equity
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance as at January 1, 2010	17,991,902	*	490	(139)	3	106	460	233	693

Changes during 2010:

Treasury shares at cost	(330,759)	*	-	(30)	-	-	(30)	-	(30)
Conversion of convertible debentures	1,518,008	*	167	-	-	-	167	-	167
Issuance of share in subsidiary	-	-	-	-	(1)	-	(1)	100	99
Exercise of options in subsidiary	-	-	-	-	(20)	-	(20)	70	50
Acquisition of non-controlling interest	-	-	-	-	(73)	-	(73)	(76)	(149)
Share-based compensation in subsidiaries	-	-	-	-	-	-	-	63	63
Non-controlling interests with
respect to the acquisition of Bezeq	-	-	-	-	-	-	-	9,118	9,118
Non-controlling interests with respect to other	-	-	-	-	-	-	-	63	63
business combination
Transfer by non-controlling interests ,net	-	-	-	-	-	-	-	2	2
Dividends to non-controlling interests	-	-	-	-	-	-	-	(2,597)	(2,597)
Other comprehensive income	-	-	-	-	(1)	2	1	11	12
Net income (loss) for the year	-	-	-	-	-	(209)	(209)	429	220
Comprehensive income (loss) for the year	-	-	-	-	(1)	(207)	(208)	440	232

Balance as at December 31, 2010	19,179,151	*	657	(169)	(92)	(101)	295	7,416	7,711

(*)           Represent an amount less than NIS 1.
(1)           Net of treasury shares.
(2)           Including reserve from available-for-sale assets and reserve from transaction with non-controlling interest.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(in millions except share data)

	Attributable to equity holders of the Company
	Share capital
								Non-
	Number of		Share	Treasury	Other	Accumulated		controlling	Total
	Shares(1)	Amount	premium	shares	Reserves (2)	deficit	Total	interest	equity
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance as at January 1, 2011	19,179,151	*	657	(169)	(92)	(101)	295	7,416	7,711

Changes during 2011:
Share-based compensation in subsidiary	-	-	-	-	-	-	-	176	176
Exercise of options in subsidiary	-	-	-	-	4	-	4	17	21
Conversion of convertible debentures	23,927	*	1	-	-	-	1	-	1
Transactions with non-controlling interest	-	-	-	-	(71)	-	(71)	(277)	(348)
Dividends to non-controlling interests	-	-	-	-	-	-	-	(3,385)	(3,385)
Other comprehensive income	-	-	-	-	3	7	10	25	35
Net income (loss) for the year		-	-	-	-	(266)	(266)	296	30
Comprehensive income (loss) for the year	-	-	-	-	3	(259)	(256)	321	65

Balance as at December 31, 2011	19,203,078	*	658	(169)	(156)	(360)	(27)	4,268	4,241

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

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(In millions except share data)

	Attributable to equity holders of the Company
										Convenience
	Share capital							Non-		translation
	Number of		Share	Treasury	Other	Accumulated		controlling	Total	into US$
	Shares(1)	Amount	premium	shares	reserves (2)	deficit	Total	interest	equity	(Note 2D)
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2012	19,203,078	*	658	(169)	(156)	(360)	(27)	4,268	4,241	1,136

Changes during 2012:
Share-based compensation in subsidiary	-	-	-	-	-	-	-	72	72	19
Exercise of options in subsidiary	-	-	-	-	*	-	*	8	8	2
Conversion of convertible debentures	108	*	*	-	-	-	*	*	*	**
Acquisitions non- controlling interest	-	-	-	-	(15)	-	(15)	(82)	(97)	(26)
Transactions with non-controlling interest	-	-	-	-	(4)	-	(4)	11	7	2
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,431)	(1,431)	(383)
Distribution to non-controlling interests
less their investment in a subsidiary	-	-	-	-	-	-	-	(4)	(4)	(1)
Other comprehensive income	-	-	-	-	(2)	(5)	(7)	(20)	(27)	(7)
Net income (loss) for the year	-	-	-	-	-	(38)	(38)	754	716	192
Comprehensive income (loss) for the year	-	*	*	-	(2)	(43)	(45)	734	689	185

Balance as at December 31, 2012	19,203,186	*	658	(169)	(177)	(403)	(91)	3,576	3,485	934

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

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$
Cash flows from operating activities
Net income for the year	220	30	716	192

Adjustments:
Depreciation and amortization	2,295	2,984	2,367	634
Share of losses of equity accounted investees	235	216	245	66
Finance expenses (income), net	415	662	552	148
Capital gain, net	(37)	2	(17)	(4)
Expenses (income) for derivative financial instruments, net	10	(19)	-	-
Share-based compensation in subsidiaries	63	176	72	19
Income tax expenses	385	653	555	149
Change in inventory	5	(33)	74	20
Change in trade and other receivables	(124)	(755)	506	134
Change in trade and other payables	72	(163)	(199)	(53)
Changes in provisions	(207)	(64)	(41)	(11)
Changes in employee benefits	(193)	82	(140)	(38)
Change in deferred income	-	50	(31)	(8)
Net income tax paid, net	(558)	(649)	(662)	(177)

Net cash provided by operating activities	2,581	3,172	3,997	1,071

Cash flows from investing activities
Bezeq acquisition net of cash acquired	(5,344)	-	-	-
Acquisition of other subsidiaries net of cash acquired	(144)	-	-	-
Investment in intangible assets and deferred expenses	(255)	(355)	(269)	(72)
Proceeds from the sale of property, plant and equipment and refund from
Ministry of Communications	125	266	305	82
Change in investments, net	(910)	(500)	(80)	(22)
Purchase of property, plant and equipment	(998)	(1,548)	(1,271)	(340)
Proceeds from sale of a subsidiary legacy communication business	1,196	-	-	-
Acquisition of investments and long term loans	8	11	100	27
Other	40	51	55	14

Net cash used in investing activities	(6,282)	(2,075)	(1,160)	(311)

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$
Cash flows from financing activities
Loans received	7,725	2,200	650	174
Proceeds from issuance of debentures, net	564	3,410	135	36
Repayment of debentures and loans	(2,057)	(2,462)	(1,347)	(361)
Net short-term borrowing	(462)	(3)	-	-
Interest paid	(390)	(700)	(751)	(201)
Dividends paid by Bezeq to non- controlling interests	(2,597)	(2,171)	(2,119)	(568)
Transactions with non-controlling interest	(149)	(348)	(97)	(26)
Proceeds from issuance of shares in Subsidiaries, net	99	-	-	-
Purchase of treasury shares	(30)	-	-	-
Other	52	20	9	3

Net cash provided by (used in) financing activities	2,755	(54)	(3,520)	(943)

Net increase (decrease) in cash and cash equivalents	(946)	1,043	(683)	(183)
Cash and cash equivalents as at the beginning of the year	1,350	404	1,447	388

Cash and cash equivalents as at the end of the year	404	1,447	764	205
The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

Internet Gold–Golden Lines Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is: 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2012, comprise the Company and its subsidiaries (together referred to as the Group). The Company is a subsidiary of Eurocom Communications Ltd. (“Eurocom” or “the Parent Company”) and its ultimate parent is Eurocom Holdings (1979) Ltd.

On April 14, 2010, B Communications Ltd. ("B Communications") completed the acquisition of 30.44% of the outstanding shares of Bezeq The Israel Telecommunications Corp. Limited. (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel-Aviv stock exchange. For more details see Note 5.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

Note 2 - Basis of Preparation

A.           Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for to be issued by the Company’s Board of Directors on April 24, 2013.

B.           Definitions

In these financial statements -

(1)
International Financial Reporting Standards (“IFRS”) – Standards and interpretations that were issued by the International Accounting Standards Board (“IASB”) and which include international financial reporting standards and international accounting standards (“IAS”), along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (“IFRIC”) or interpretations of the Standing Interpretations Committee (“SIC”), respectively.

(2)           The Company: Internet Gold – Golden lines Ltd.

(3)	The Group: Internet Gold – Golden lines Ltd. and its subsidiaries, as listed in Note 13 - Investees.

(4)	B Communications: B Communications Ltd. and its subsidiaries, as listed in Note 13 - Investees.

(5)           Bezeq: Bezeq The Israel Telecommunication Corporation Limited.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

B.           Definitions (cont’d)

(6)	Bezeq Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as listed in Note 13 - Investees.

(7)	Pelephone: Pelephone Communications Ltd.

(8)	Subsidiaries: Companies including a partnership, whose financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

(9)
Jointly-controlled companies: Companies owned by various entities that have a contractual agreement for common control, and whose financial statements are consolidated with those of the Company using the proportionate consolidation method.

(10)
Associates: Companies in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis, including DBS Satellite Services (1998) Ltd (“DBS”). and other associates that are immaterial.

(11)         Investees: Subsidiaries, Jointly-controlled companies or associates.

(12)	Related party: As defined in IAS 24 (2009), Related Party Disclosures.

(13)	Israeli CPI: The consumer price index as published by the Israeli Central Bureau of Statistics.

C.           Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

D.           Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at December 31, 2012, have been presented in dollars, translated at the representative rate of exchange as at December 31, 2012 (NIS 3.733 = US$ 1.00). The dollar amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

E.           Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Financial instruments, including financial derivative instruments, at fair value recognized through profit or loss.
•	Financial assets classified as available-for-sale at fair value.
•	Inventory that is measured at the lower of cost or net realizable value.
•	Equity accounted investments.
•	Deferred tax assets and liabilities.
•	Provisions.
•	Liabilities for employee benefits.
•	Liabilities for cash-settled share-based payment arrangements.

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

Significant estimates and judgments made when applying accounting policies and changes in these estimates and assumptions that could potentially have a material effect on the financial statements are as follows:

Subject	Main assumptions	Possible implications	Reference
Useful life of property, plant and equipment	Useful life of property, plant and equipment groups	Change in the value of property, plant and equipment and depreciation expenses	Note 10
Residual value of property, plant and equipment	Residual value of copper cables	Change in the value of property, plant and equipment and depreciation expenses	Note 10
Deferred taxes	Assumption of projected future realization of the tax asset	Recognition or reversal of deferred tax asset in profit or loss	Note 20
Uncertain tax positions
The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expense. This is based on an analysis of a number of matters including interpretations of tax law and the Group’s past experience
		Recognition of additional income tax expenses	Note 20
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim and recognition of income/expense ,respectively	Note 16 and Note 21
Measurement of recoverable amounts of cash-generating units (including those with goodwill)	Assumption of expected cash flows from cash generating units	Recognition of impairment loss	Note 11
Provision for doubtful debts	Assessment of the risk of non-collection of trade receivables	Recognition or reversal of doubtful debt expense and recognition of lost debt expense	Note 18

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

H.	Use of estimates and judgment (cont'd)

Subject	Main assumptions	Possible implications	Reference
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and churn rate	Increase or decrease in the post-employment defined benefit obligation	Note 19
Indications of investment impairment in an equity-accounted investee	There are no indications of impairment.	Recognition of loss from investment Impairment in an investee	Note 13

I.	Certain insignificant comparative amounts were reclassified to the relevant line items in the financial statements for the current year.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by Group entities for all periods presented in these consolidated financial statements.

A.	Consolidation of the financial statements and investments in associates

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

On the acquisition date the acquirer recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

A.	Consolidation of the financial statements and investments in associates (cont’d)

(1)	Business combinations (cont’d)

In a step acquisition, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income.

The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred, including the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not systematically amortized. For assessment of impairment of goodwill, see section I below.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are recognized as expenses in the period the services are received.

(2)	Transactions eliminated on consolidation

Intra-group net balances and income and expense arising from intra-group transactions are eliminated in the preparation of the consolidated financial statements.

(3)	Non-controlling interests

Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in capital reserve for transactions with non-controlling interests.

(4)	Put option granted to non-controlling shareholders

A put option issued by the Group to non-controlling interests that is settled in cash or another financial instrument is recognized as a financial liability. The Group measures, at each reporting date, the financial liability based on the estimated present value of the consideration that will be transferred when exercising the put option.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

A.	Consolidation of the financial statements and investments in associates (cont’d)

(5)	Associates (accounted for by the equity method)

Associates are those entities in which the Group has significant influence, but not control, over financial and operating policy. In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. For further information about recognition of impairment loss for these investments, see note 3.J below.

When the Group holds additional long-term interests in the associate (such as loans), which are a part of the Group’s net investment in the associate, and when the Group’s proportionate share in the additional interests is different from the Group’s share in the equity of the associate, the Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of the Group's participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests. If, subsequently, the Group recognizes its share in the profits of the associate, the Group will recognize its share in the profits up to the amount of the cumulative losses previously recognized.

Bezeq’s investment in long-term loans of DBS is recognized as described above. See Note 13.A below.

B.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

C.	Financial instruments

(1)	Non-derivative financial assets

Non-derivative financial assets include mainly investments in exchange traded notes, financial funds, ETF’s, debt instruments, shares, trade and other receivables, and cash and cash equivalents.

a.	Initial recognition of financial assets

The Group initially recognizes financial assets at the date that the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group fulfills its obligations under the contract.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(1)	Non-derivative financial assets (cont'd)

b.	Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

c.	Classification of financial assets and the accounting treatment in each group

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

Available-for-sale financial assets
The Group’s investments in shares (through a venture capital fund) are classified as available-for-sale financial assets. These investments are measured at fair value and changes therein, other than impairment losses, are recognized directly in other comprehensive income. At the date of derecognition of the investment, profits from realization of the investment and profits that were recognized in capital reserve, are recognized in profit or loss. The Group elected to recognize profits or losses from disposal of available-for-sale financial assets under financing income or expenses.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, net of impairment losses.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(2)	Non-derivative financial liabilities

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

b.	Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or canceled.

(3)	Offsetting financial instruments

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

(5)	Derivative financial instruments including hedge accounting

a.	Hedge accounting

CPI forward contracts, which Bezeq entered into in 2012 to hedge exposure to changes in the CPI for debentures issued by Bezeq, were initially accounted for by application of cash flow accounting hedges as follows:

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(5)	Derivative financial instruments including hedge accounting (cont’d)

a.	Hedge accounting (cont’d)

Forward contracts are measured at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under capital, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

On initial designation of the hedge, Bezeq formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Bezeq makes an assessment, at the inception of the hedge, whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated.

b.	Economic hedges

The Group holds other derivative financial instruments to economically hedge its exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value and attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

The Group elected to present the changes under financing expenses/income or under operating income, based on the nature of the hedged item.

(6)	Share capital

a.             Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

(6)	Share capital (cont’d)

b.        Treasury shares

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

Borrowing costs were capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Borrowing costs are capitalized using a rate which is the weighted-average cost of the Bezeq Group credit sources. Other borrowing costs are recognized in the statement of income as incurred.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

D.	Property, plant and equipment (cont'd)

(4)	Depreciation

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

The estimated useful lives for the current and comparative periods are as follows:

	Years	Principal depreciation rate (%)

NGN equipment	8	13
Transmission and power equipment	5-10	10
Network equipment	8-25	4
Subscriber equipment and installations	3-7	25
Motor vehicles	6-7	17
Internet equipment	4	25
Office equipment	5-14	10
Electronic equipment, computers and internal
communication systems	3-7	20
Cellular network	4-10	14
Buildings	25	4
Submarine communications cable	4-25	4

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

E.	Non-current assets held for sale

Non-current assets which are expected to be realized by way of sale rather than ongoing use are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

F.	Intangible assets

(1)	Goodwill and brand name

Goodwill and brand names that arise upon the acquisition of subsidiaries are included in intangible assets. Subsequent to initial recognition, goodwill and brand names are measured at cost less accumulated impairment losses. Goodwill and brand names are measured at least once a year to assess impairment as described in section J(2) below.

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

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

(3)	Software

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

(4)	Rights to frequencies

Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income using the straight line method over the license term, which is 13 years and 7 months starting from the use of the frequencies.

(5)	Other intangible assets

Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

(6)	Subsequent expenditure

Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures relating to generated goodwill and brands, are recognized in the statement of income as incurred.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

F.	Intangible assets (cont’d)

(7)	Amortization

Amortization, except for goodwill, brand name and customer relationships, is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill and brand name are not systematically amortized but are tested for impairment at least once a year.

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

Leases, including leases of land from the Israel Land Administration, where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. Other leases are classified as operating leases and the leased assets are not recognized in the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

G.	Leased assets (cont’d)

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

H.	Right of use of capacities

Transactions for acquiring an indefeasible right of use (IRU) of submarine communication cable capacities are mostly accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement, but for no longer than the expected estimated useful life of those capacities.

Identifiable capacities which serve Bezeq exclusively meet the definition of a finance lease and are recognized in property, plant and equipment. The asset is depreciated on a straight-line basis as stated in the agreement, but for no longer than the expected estimated useful life of those capacities.

I.	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

The inventory of a subsidiary includes terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers.

J.	Impairment

(1)	Non-derivative financial assets

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

J.	Impairment (cont'd)

(2)	Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventory and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated.

The Group assesses the recoverable amount of goodwill and brand name once a year, or more frequently if there are indications of impairment.

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

For purposes of goodwill impairment testing, when the non-controlling interests are initially measured according to their relative share of the acquiree’s net identifiable assets, the carrying amount of the goodwill is adjusted according to the share which the Group holds in the cash-generating unit to which the goodwill is allocated.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

J.	Impairment (cont'd)

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

K.	Employee benefits

(1)	Post-employment benefits

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

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is stated at present value and the fair value of any plan assets and the costs of past service not yet recognized are deducted. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Group’s obligation. The calculation is performed by a qualified actuary.

Gains or losses resulting from curtailments or settlements of a defined benefit plan are recognized in the statement of income. Such gains or losses include any resulting change in the present value of the obligation.

The Group recognizes immediately, through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

Interest costs for employee benefits and expected returns on plan assets that were recognized in the statement of income are presented under financing income and expenses, respectively.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

K.	Employee benefits (cont'd)

(2)	Other long-term employee benefits

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

The fair value on the grant date of options for Bezeq shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

L.	Provisions

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

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, among other things, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a few recently filed legal proceedings, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 21 describes the amount of additional exposure due to contingent liabilities that are likely to be realized.

(2)	Site dismantling and clearing costs

A provision in respect of an obligation to dismantle and clear sites is recognized for those rental agreements where the Group has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary. The provisions are determined by discounting the expected future cash flows. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

(3)	Warranty

A subsidiary recognizes a provision for warranty expenses in respect of first-year warranty for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include warranty as a result of customer damage. However, an asset is recognized in respect of the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

M.	Revenues

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

Transactions whose agreements do not include commitments for a defined period and/or a penalty for early termination, and there is no legal connection between the components that are sold, are not considered as multi-component transactions for accounting, but as separate transactions for the sale of terminal equipment and services. Accordingly, the Group recognizes revenues from these transactions according to the selling price of the terminal equipment or service when they are sold separately.

(4)	Reporting gross or net revenues

When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenues are recognized on a net basis (as profit or commission). The Group operates as an agent mainly for certain content services provided by other suppliers and payment is collected by the Group. However, when the Group acts as a main supplier and bears the risks and rewards associated with the transaction, its revenues are recognized on a gross basis (such as interconnect fees).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

N.           Financing income and expense

Financing income comprises interest income from deposits, interest income accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through the statement of income.

Financing expense comprises interest and linkage expense on borrowings, debentures issued, changes in the fair value of financial assets at fair value through the statement of income, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized under operating and general expenses), and financing expenses for provisions arising from legal claims.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. The Group elected to present interest and linkage differences paid for loans and debentures under cash flows used for financing activities.

O.           Income tax expense

Income tax expense comprises current and deferred tax and is recognized in the statement of income, or in other comprehensive income to the extent it relates to items recognized in other comprehensive income.

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

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

•	Initial recognition of goodwill.
•	Initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit.
•	Carry-forward losses that are not expected to be utilized in the foreseeable future.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

O.           Income tax expense (cont'd)

Deferred taxes (cont’d)

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

Q.           Dividend

An obligation relating to a dividend proposed or declared after the reporting date is recognized only in the period in which the declaration was made.

R.           New standards and interpretations not yet adopted

(1)	The Group will apply the following standards and amendments ("the New Standards") as from January 1, 2013:

a.	A new suite of accounting standards: Consolidation of Financial Statements (IFRS 10), Joint Arrangements (IFRS 11) and Disclosure of Involvement with Other Entities (IFRS 12).
b.	IFRS 13, Fair Value Measurement.
c.	Amendment to IAS 19, Employee Benefits.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

R.           New standards and interpretations not yet adopted (cont’d)

(1)	The Group will apply the following standards and amendments ("the New Standards") as from January 1, 2013: (cont’d)

d.	Amendment to IFRS 7 Financial Instruments: Disclosure, Transfers of Financial Assets and Liabilities.

The Group estimates that a first time application of these standards will not have a material impact on the financial statements, including IFRS 10 in regards to the assessment of the absence of the Bezeq's de facto control of DBS and the Company’s de facto control of Bezeq.

(2)	Amendment to IAS 32, Financial Instruments: Presentation

The amendment to IAS 32 will be applied retrospectively for annual periods beginning on or after January 1, 2014. Early application is permitted, subject to certain conditions. The Group is examining the effect of adopting the Amendment on the financial statements.

(3)	IFRS 9 (2010), Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2015. Early application is permitted, subject to certain conditions. The Standard is to be applied retrospectively other than in a number of exceptions. The Group is examining the effects of adopting the Standard on the financial statements.

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

The fair value of trade receivables is based on the present value of the future cash flows, discounted at the market interest rate on the transaction date. Subsequent to initial recognition, the fair value of trade and other receivables, for disclosure purposes only, is estimated as the present value of future cash flows, discounted at the market interest rate at the reporting date. See also Note 9.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 4 - Determination of Fair Values (cont'd)

C.	Derivative financial instruments

The fair value of forward contracts on foreign currency, the Israeli CPI or copper prices and foreign currency options is based on their quoted price, if available. If a quoted price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract, using an appropriate interest rate. The estimate is made under the assumption that a market participant does not take into account the credit risks of the parties when pricing such contracts.

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

Fair value of non-derivative financial liabilities, for initially recognition at fair value and for subsequent period's disclosure is determined by reference to their quoted closing bid price at the reporting date. If a quoted price is not available, fair value is determined based on the present value of future principal and interest cash flows, discounted at the market interest rate at the reporting date.

G.	Share-based payment transactions

The fair value of employee share options and of cash-settled share based payments is measured using the Black-Scholes model. The assumptions of the model include the share price on the date of measurement, the exercise price of the instrument, expected volatility (based on the weighted average of historical volatility, adjusted for changes expected due to publicly available information), the projected useful life of the instruments (based on past experience and the general behavior of the option-holders), expected dividends, and the risk-free interest rate (based on government bonds). See also Note 30.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 4 - Determination of Fair Values (cont'd)

G.	Share-based payment transactions (cont’d)

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

Note 5 - Acquisition of Bezeq The Israel Telecommunication Corporation Limited

In January 2010, B Communications completed the sale of its legacy communication business to a wholly-owned subsidiary of Ampal-American Israel Corporation (“Ampal”).

On April 14, 2010, B Communications completed the acquisition of 30.44% of the outstanding shares of Bezeq and became the controlling shareholder of Bezeq.

As part of the acquisition of the controlling interest in Bezeq, B Communications was granted a Control Permit to control Bezeq, pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982 (“the Communications Law”) and the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israel Telecommunication Corp., Limited), 5757-1997 (“the Communications Order”). The Control Permit includes several conditions, including, among others, the parties to the Control Permit hold no less than 30% of any type of means of control of Bezeq and SP2. In addition, the Control Permit requires that a certain percentage of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order. The Control Permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in B Communications and the Company.

B Communications has elected an accounting policy of de facto control and therefore consolidates Bezeq. B Communications has de facto control over Bezeq based on the facts that B Communications holds significantly more voting rights than any other shareholder, Bezeq’s other shareholders are widely dispersed and are not allowed to increase their holdings, appoint a director or the chief executive officer of Bezeq nor have any influence on Bezeq’s day-to-day operational decision making policies. In addition the Israeli law and regulations were formulated in order to ensure that no individual or entity will interfere with the control of Bezeq by the holder of the Control Permit. These regulations enable B Communications to de facto nominate the majority of the board of directors of Bezeq.

The contribution of Bezeq to revenue and profit as from the beginning of the consolidation and through December 31, 2010 amounted to NIS 8,657 and NIS 1,712, respectively. If the acquisition had occurred on January 1, 2010, management estimates that consolidated revenue would have been NIS 11,987, and consolidated profit for the period would have been NIS 2,442. In determining these amounts management has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on January 1, 2010.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 5 - Acquisition of Bezeq The Israel Telecommunication Corporation Limited (cont’d)

The Group incurred acquisition-related costs of NIS 30 relating to external legal fees and due diligence costs. The legal fees and due diligence costs have been included in other operating expenses in the consolidated statement of income.
In March, 2011, B Communications purchased additional ordinary shares of Bezeq increasing its ownership interest to 31.37% of Bezeq’s outstanding shares (30.14% on a fully diluted basis). As of December 31, 2012 B Communications's ownership interest in Bezeq declined to 30.97% due to the exercise of options by Bezeq's employees.

Note 6 - Segment Reporting

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

Bezeq’s investment in DBS is accounted for using the equity method. The Group reports multichannel television as an operating segment without adjustment to ownership percentage.

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
-              DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the "Other" item. Other operations include call center services (Bezeq Online), portal operations and content sites and online trading sites (Walla!). These operations are not recognized as reporting segments as they do not fulfill the quantitative thresholds. The Group’s investment in Stage One Venture Capital Fund is presented under adjustments.

As a result of the Bezeq acquisition B Communications assigned fair value to the assets acquired and liabilities assumed using the acquisition method. Adjustments to record the allocation of the consideration paid for assets acquired and liabilities assumed for Bezeq had not been reflected in the separate reporting of the segments because they are not being reviewed by the Company's Chief Operating Decision Maker in order to make decisions about resources to be allocated to the segments and assess their performance. Thus, the purchase accounting adjustments are presented under the “adjustments” column.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 6 - Segment Reporting (cont'd)

A.           Operating Segments

		Year ended December 31, 2010
	Domestic fixed–line communications	Cellular communications	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	3,581	3,957	949	1,187	162	(1,112)	8,724
Inter-segment revenues	195	186	38	5	26	(442)	8
Total revenue	3,776	4,143	987	1,192	188	(1,554)	8,732
Depreciation and amortization	496	431	68	221	14	1,065	2,295
Segment results – operating income	1,486	1,015	248	119	13	(1,652)	1,229
Finance income	140	67	5	-	-	115	327
Finance expenses	(229)	(101)	(9)	(424)	(3)	50	(716)
Total finance income (expense), net	(89)	(34)	(4)	(424)	(3)	165	(389)
Segment profit (loss) after finance expenses,
net	1,397	981	244	(305)	10	(1,487)	840
Share in losses of equity-accounted investee	-	-	5	-	-	(240)	(235)

Segment profit (loss) before income tax	1,397	981	249	(305)	10	(1,727)	605
Income tax	379	241	47	1	4	(287)	385
Segment results - net profit (loss)	1,018	740	202	(306)	6	(1,440)	220

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 6 - Segment Reporting (cont'd)

A.            Operating Segments (cont’d)

	Year ended December 31, 2011
	Domestic fixed–line communications	Cellular communications	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,371	5,454	1,288	1,619	236	(1,616)	11,352
Inter-segment revenues	277	94	66	-	41	(454)	24
Total revenue	4,648	5,548	1,354	1,619	277	(2,070)	11,376
Depreciation and amortization	688	561	109	276	21	1,329	2,984
Segment results – operating income	1,695	1,360	241	295	3	(2,115)	1,479
Finance income	304	105	9	23	-	56	497
Finance expenses	(531)	(67)	(11)	(547)	(5)	84	(1,077)
Total finance income (expense), net	(227)	38	(2)	(524)	(5)	140	(580)
Segment profit (loss) after finance expenses, net	1,468	1,398	239	(229)	(2)	(1,975)	899
Share in losses of equity-accounted investee	-	-	1	-	-	(217)	(216)
Segment profit (loss) before income tax	1,468	1,398	240	(229)	(2)	(2,192)	683
Income tax	366	342	58	1	4	(118)	653
Segment results - net profit (loss)	1,102	1,056	182	(230)	(6)	(2,074)	30

Additional information:
Segment assets	9,202	5,404	1,260	1,282	314	3,902	21,364
Goodwill	-	-	6	-	87	2,743	2,836
Investment in equity-accounted investee	-	-	2	-	-	1,057	1,059
Segment liabilities	13,529	2,255	439	4,932	272	(409)	21,018
Investments in property, plant and equipment and
intangible assets	1,174	442	285	-	38	-	1,939

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 6 - Segment Reporting (cont'd)

A.           Operating Segments (cont’d)

	Year ended December 31, 2012
	Domestic fixed–line communications	Cellular communications	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated	Convenience translation into U.S. dollars (Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Revenue from external entities	4,339	4,371	1,286	1,636	256	(1,636)	10,252	2,746
Inter-segment revenues	291	97	54	-	36	(452)	26	7
Total revenue	4,630	4,468	1,340	1,636	292	(2,088)	10,278	2,753
Depreciation and amortization	730	531	136	248	25	697	2,367	634
Segment results – operating income	1,923	892	219	253	(13)	(1,345)	1,929	517
Finance income	312	146	10	2	-	112	582	156
Finance expenses	(579)	(101)	(18)	(563)	(7)	273	(995)	(266)
Total finance income (expense), net	(267)	45	(8)	(561)	(7)	385	(413)	(110)
Segment profit (loss) after finance expenses, net	1,656	937	211	(308)	(20)	(960)	1,516	407
Share in losses of equity-accounted investee	-	-	1	-	-	(246)	(245)	(66)
Segment profit (loss) before income tax	1,656	937	212	(308)	(20)	(1,206)	1,271	341
Income tax	462	239	52	2	(3)	(197)	555	149
Segment results - net profit (loss)	1,194	698	160	(310)	(17)	(1,009)	716	192

Additional information:
Segment assets	8,096	4,704	1,251	1,387	288	3,237	18,963	5,080
Goodwill	-	-	6	-	87	2,743	2,836	760
Investment in equity-accounted investee	-	-	2	-	-	1,003	1,005	269
Segment liabilities	11,690	1,735	436	5,349	258	(143)	19,319	5,175
Investments in property, plant and equipment and
intangible assets	945	397	169	324	32	(324)	1,543	413

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 6 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,			Convenience translation into U.S. dollars (Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$

Revenue
Revenue from reporting segments	10,098	13,169	12,074	3,234
Revenue from other segments	188	277	292	78
Elimination of revenue from inter-segment sales
except for revenue from sales to an associate
reporting as a segment	(442)	(454)	(452)	(121)
Elimination of revenue for a segment classified
as an associate	(1,112)	(1,616)	(1,636)	(438)
Consolidated revenue	8,732	11,376	10,278	2,753

	Year ended December 31,			Convenience translation into U.S. dollars (Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$

Profit or loss
Operating income for reporting segments	2,868	3,591	3,287	881
Elimination of expenses from a segment classified
as an associate	(119)	(295)	(253)	(68)
Financing expenses, net	(389)	(580)	(413)	(110)
Share in the losses of equity-accounted investees	(235)	(216)	(245)	(66)
Profit (loss) for operations classified in other
categories	13	3	(13)	(3)
Depreciation and amortization of intangible assets
resulting from the Bezeq PPA adjustments	(1,477)	(1,786)	(1,055)	(283)
Other adjustments	(56)	(34)	(37)	(10)
Consolidated profit before income tax	605	683	1,271	341

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 6 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (cont'd)

	December 31,		Convenience translation into U.S. dollars (Note 2D)
	2011	2012	2012
	NIS	NIS	US$

Assets
Assets from reporting segments	17,156	15,446	4,138
Assets attributable to operations in other categories	401	375	100
Goodwill not attributable to segment assets	2,743	2,743	735
Investment in an equity-accounted investee (mainly loans) reported as a segment	1,057	1,003	269
Cancellation of assets for a segment classified as an associate	(1,282)	(1,387)	(372)
Inter-segment assets	(1,091)	(761)	(204)
Assets resulting from the Bezeq PPA, net	5,561	4,506	1,207
Assets attributable to a non-reportable segment	714	879	236

Consolidated assets	25,259	22,804	6,109

	December 31,		Convenience translation into U.S. dollars (Note 2D)
	2011	2012	2012
	NIS	NIS	US$

Liabilities
Liabilities from reporting segments	21,155	19,210	5,146
Liabilities attributable to operations in other categories	272	258	69
Cancellation of liabilities for a segment classified as an associate	(4,932)	(5,349)	(1,433)
Inter-segment liabilities	(1,889)	(820)	(220)
Liabilities resulted from the Bezeq PPA, net	1,488	1,189	318
Liabilities attributable to a non-reportable segment	5,513	5,131	1,375
Other adjustments	(589)	(300)	(80)

Consolidated liabilities	21,018	19,319	5,175

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 7 - Cash and Cash Equivalents

As at December 31, 2012 and December 31, 2011, cash and cash equivalents include mainly bank deposits for an average period of 1-10 days.

Note 8  - Investments, Including Derivatives

Categories of financial assets

	December 31
			Convenience
			translation into
			U.S. dollars
			(Note 2D)
	2011	2012	2012
	NIS	NIS	US$
Current investments
Financial assets held for trading	1,517	1,536	411
Bank deposits	-	105	28
Derivative instruments and other investments	31	14	4

	1,548	1,655	443

Financial assets held for trading include investments in exchange traded funds (“ETFs”) and monetary funds that are designated for trading and are presented at fair value as at the reporting date. Investments in ETF’s are repayable during 2013 and the bank deposit is repayable in April 2013.

As at December 31, 2011 and December 31, 2012, non-current investments comprise mainly a bank deposit for loans to Bezeq's employees, with a redemption date that has yet to be determined.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 9 - Trade and Other Receivables

A.           Composition of trade and other receivables

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2011	2012	2012
	NIS	NIS	US$
Trade receivables, net
Outstanding debts	827	847	227
Credit cards and checks receivable	418	422	113
Unbilled receivables	307	305	82
Current maturities of long-term receivables	1,439	1,331	356
Related parties	68	22	6
Total trade receivables	3,059	2,927	784
Other receivables and current tax assets
Prepaid expenses	70	110	29
Other receivables	220	219	59
Related parties	4	-	-
Total other receivables	294	329	88
Long-term trade and other receivables
Trade receivables – open debts (1)	1,439	992	267
Trade receivables – associate	12	34	9
Long term receivables (from real estate sales)	48	48	13
	1,499	1,074	289
	4,852	4,330	1,161

(1)
Discount rate is based on the total average cost of unlinked credit provided by the seven large banks in Israel, as published by the Bank of Israel once a month. The interest rates used by the Bezeq Group for capitalization in 2012 are 5.41%-6.15% (in 2011: 5.04 – 6.28%).

Long-term trade and other receivables are repayable up to 2016.

B.           Change in provision for doubtful debts during the year

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2011	2012	2012
	NIS	NIS	US$
Balance at January 1	47	85	23
Impaired loss recognized	68	51	14
Lost debts	(30)	(37)	(10)
Balance at December 31 (1)	85	99	27

C.
From time to time, Pelephone factors trade receivables derived from the sale of equipment that are paid for in credit card installments, without the right of return. The assets qualify for de-recognition in accordance with the criteria in IAS 39. During the period, Pelephone factored NIS 165 (gross undiscounted amount).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 10 - Property, Plant and Equipment

		Switching					Convenience
		transmission,			Office		translation
		power, cellular			equipment ,		into
	Land and	and satellite	Network	Subscriber	computers and		U.S. dollars
	buildings	equipment	equipment	equipment	vehicles	Total	(Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	US$
Cost
Balance as at January 1, 2011	1,190	2,748	3,610	363	548	8,459
Additions	86	533	634	155	177	1,585
Disposals	(72)	(2)	(122)	(9)	-	(205)
Transfer from assets held for sale	(47)	-	-	-	-	(47)
Balance as at December 31, 2011	1,157	3,279	4,122	509	725	9,792

Balance as at January 1, 2012	1,157	3,279	4,122	509	725	9,792	2,623
Additions	58	508	473	150	97	1,286	344
Disposals	(10)	(79)	(85)	(11)	(11)	(196)	(53)
Transfer to assets held for sale	(88)	-	-	-	-	(88)	(22)
Balance as at December 31, 2012	1,117	3,708	4,510	648	811	10,794	2,892
Depreciation and impairment losses
Balance as at January 1, 2011	60	283	599	37	88	1,067
Depreciation for the year	52	428	776	138	188	1,582
Balance as at December 31, 2011	112	711	1,375	175	276	2,649

Balance as at January 1, 2012	112	711	1,375	175	276	2,649	709
Depreciation for the year	74	551	416	126	138	1,305	350
Disposals	(1)	(42)	(10)	(4)	(4)	(61)	(16)
Transfer to assets held for sale	(10)	-	-	-	-	(10)	(3)
Balance as at December 31, 2012	175	1,220	1,781	297	410	3,883	1,040
Carrying amounts
As at December 31, 2011	1,045	2,568	2,747	334	449	7,143
As at December 31, 2012	942	2,488	2,729	351	401	6,911	1,852

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 10 - Property, Plant and Equipment (cont’d)

A.
The residual value of the Bezeq Group’s copper cables is assessed at the end of each reporting period. The residual value is NIS 469 and NIS 359 as at December 31, 2011 and December 31, 2012, respectively. The change in the residual value is not expected to have a material effect on future depreciation expenses.

B.
Bezeq Group companies reviewed the useful life of the property, plant and equipment through the depreciation committee, in order to determine the estimated useful life of their equipment. Following the findings of the committees, minor changes were made in the estimated useful life of certain assets.

C.
Most of the real estate assets used by Bezeq are leased under a capitalized finance lease from the Israel Lands Administration for 49 years beginning as of 1993, with an option for an extension of another 49 years. The lease rights are amortized over the term of the lease period.

D.	At the reporting date, there are commitments to purchase property, plant and equipment in the amount of NIS 128.

E.
In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997, approval from the Minister of Communications is required to confer rights in some of the Bezeq's assets (switches, cable network, transmission network, and information and databases.

F.
In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

(1)
A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

(2)	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

G.	For information about liens for loans and borrowings, see Note 14.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 11 - Intangible Assets
								Convenience
						Subscribers		translation
		Customer		Computer		acquisition		into US$
	Goodwill	relationships	Brand name	software	Licenses	costs and other	Total	(Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Cost
Balance as at January 1, 2011	2,833	5,163	1,310	561	387	118	10,372
Acquisitions or additions from independent
development	3	-	-	247	-	82	332
Disposals	-	-	-	-	(36)	(1)	(37)
Balance as at December 31, 2011	2,836	5,163	1,310	808	351	199	10,667

Balance as at January 1, 2012	2,836	5,163	1,310	808	351	199	10,667	2,857
Acquisitions or additions from independent
development	-	-	-	227	-	35	262	70
Disposals	-	-	-	(54)	-	-	(54)	(14)
Balance as at December 31, 2012	2,836	5,163	1,310	981	351	234	10,875	2,913
Amortization and impairment losses
Balance as at January 1, 2011	-	996	6	125	23	59	1,209
Amortization for the year	-	1,066	12	182	30	83	1,373
Balance as at December 31, 2011	-	2,062	18	307	53	142	2,582

Balance as at January 1, 2012	-	2,062	18	307	53	142	2,582	692
Amortization for the year	-	756	12	191	28	54	1,041	278
Balance as at December 31, 2012	-	2,818	30	498	81	196	3,623	970
Carrying amounts
As at December 31, 2011	2,836	3,101	1,292	501	298	57	8,085
As at December 31, 2012	2,836	2,345	1,280	483	270	38	7,252	1,943

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 11 - Intangible Assets (cont’d)

Total value of goodwill attributable to each cash-generating unit:

			Convenience
			translation
			into US$
	December 31		(Note 2D)
	2011	2012	2012
	NIS	NIS	US$
International communications and
internet services	181	181	48
Domestic fixed-line communications	1,283	1,283	344
Cellular telephone	1,217	1,217	326
others	155	155	42
Total	2,836	2,836	760

Goodwill impairment testing by B Communications

For the purpose of impairment testing, goodwill is allocated to B Communications’ cash generating units (hereinafter - “CGU”) which represent the lowest level within B Communications at which the goodwill is monitored for internal management purposes. Several goodwill balances result from the requirement to recognize a deferred tax liability on business combination, calculated as the difference between the tax effect of the fair value of the acquired assets and liabilities, and their tax bases. For the purpose of testing this goodwill for impairment, any of the related deferred tax liabilities recognized on acquisition that remain at balance date are treated as part of the relevant CGU. The annual impairment testing date is December 31.
The recoverable amount of each CGU was based on the Discounted Cash Flow (DCF) method under the Income Approach. Value in use of the traditional voice and broadband CGUs was determined by discounting the future cash flows generated from the continuing use of the CGUs and was based on the following key assumptions:

Domestic fixed line communications (Bezeq Fixed Line) -

—
Cash flows were projected based on actual operating results and additional information received from Bezeq's management upon request, and assumptions regarding changes in revenue mix (traditional telephony and internet) and investments required. The anticipated annual revenue growth included in the cash flow projections varied from approximately minus 7% to approximately minus 1% for the years 2013 to 2017.

—	A pre-tax discount rate of about 13.8% (equivalent to a post tax discount rate of 10.5%) was applied in determining the recoverable amount of the CGU.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 1%.

The estimated recoverable amount of Bezeq Fixed Line's exceeds its carrying amount by approximately NIS 579. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 11 - Intangible Assets (cont’d)

2012
%

Post-tax discount rate	11.1
Terminal year's anticipated annual
revenue growth	0.2

Cellular telephones (Pelephone) -

—
Cash flows were projected based on actual operating results and additional information received from Pelephone's management upon request, and assumptions regarding changes in revenue mix (income from services and from end user devises) and investments required. The anticipated annual revenue growth included in the cash flow projections varied from approximately minus 6% to approximately a positive 2% for the years 2013 to 2017.

—	A pre-tax discount rate of 14.4% (equivalent to a post tax discount rate of 11%) was applied in determining the recoverable amount of the units.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 1%.

The estimated recoverable amount of Pelephone's exceeds its carrying amount by approximately NIS 752. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2012
%

Post-tax discount rate	12.1
Terminal year's anticipated annual
revenue growth	(0.5)

International communications and Internet services (Bezeq International) -

—
Cash flows were projected based on actual operating results and additional information received from Bezeq International's management upon request, and assumptions regarding revenue growth and investments required. The anticipated annual revenue growth included in the cash flow projections varied from about 1% to 7% for the years 2013 to 2017.

—	A pre-tax discount rate of about 15.7% (equivalent to a post tax discount rate of 12.2%) was applied in determining the recoverable amount of the CGU.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 1%.

The estimated recoverable amount of Bezeq International's exceeds its carrying amount by approximately NIS 12. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 11 - Intangible Assets (cont’d)

2012
%

Post-tax discount rate	12.3
Terminal year's anticipated annual
revenue growth	0.9

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data).

Note 12 - Deferred and Other Expenses

For its operations Bezeq International historically acquired indefeasible rights of use of submarine communication cable capacities. These amounts are amortized on a straight-line basis until 2027 according to the period set out in the agreement.

In October 2011, Bezeq International entered into an agreement with Mediterranean Nautilus to expand the user rights in the international optic network that it operates, and to purchase a fiber cable between Israel and Cyprus, to be used as backup for Bezeq International's cable between Israel and Italy. In 2012, Bezeq International implemented the principles of the agreement. Implementation of the agreement had no material effect on the Group's results in 2012.

Note 13 - Investees

A.	Equity-accounted associates

1.	As at December 31, 2012, the Group’s investment in an associate includes Bezeq’s investments of NIS 1,003 in DBS and investments in other associates.

2.
Bezeq holds 49.78% of DBS's share capital. In addition, at the reporting date, Bezeq holds options to purchase 8.6% of DBS's share capital. Following the 2009 Supreme Court's ruling not to approve Bezeq's merger with DBS, the options are not exercisable as of the balance sheet date. Following the Supreme Court ruling, Bezeq may not direct the financial and operating policy of DBS, therefore Bezeq cannot be considered as having control over DBS (neither legal nor effective control). Therefore, as from the ruling of the Supreme Court, Bezeq accounts for its investment in DBS in accordance with the equity method.

Bezeq was informed, in the context of approval given to the controlling shareholder of Bezeq (who indirectly holds shares in DBS) to acquire the controlling stake in Bezeq, that the controlling shareholder was required to sell his holdings in DBS and until completion of the sale, to transfer his shares in DBS to a trustee. To the best of the Company’s knowledge, the controlling shareholder is in discussions with the antitrust authority regarding its holdings in DBS.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 13 - Investees (cont’d)

A.	Equity-accounted associates (cont'd)

3.	Following is the DBS investment account composition:

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2011	2012	2012
	NIS	NIS	US$
Investment in shares and options	24	24	6
Shareholders loans (including
accrued interest), see Note
13.A.5	1,549	1,742	467
Bezeq's share in accumulated loss	(516)	(763)	(204)
	1,057	1,003	269

The investment includes goodwill of NIS 814.

4.	Following is the change in the DBS investment account:

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2011	2012	2012
	NIS	NIS	US$
Balance at January 1	1,084	1,057	283
Interest and linkage differences	189	193	52
Bezeq’s share in capital reserves	1	-	-
Bezeq’s share in losses	(217)	(247)	(66)
Balance at December 31	1,057	1,003	269

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 13 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

5.	Following are details of Bezeq’s loans to DBS:

					Convenience translation
					into U.S. dollars (Note 2D)
	December 31, 2011		December 31, 2012		December 31, 2012
		Value		Value		Value
		according		according		according
		to the		to the		to the
	Carrying	terms of	Carrying	terms of	Carrying	terms of
	amount	the loans	amount	the loans	amount	the loans
	NIS	NIS	NIS	NIS	US$	US$
CPI-linked loans (1)	59	1,173	73	1,190	20	319
CPI-linked loans, bearing
interest at a rate of 5.5% (2)	214	309	240	331	64	89
CPI-linked loans, bearing
interest at a rate of 11% (2)	1,276	1,266	1,429	1,426	383	382
	1,549	2,748	1,742	2,947	467	790

(1)	Loans provided to DBS until July 10, 2002 (“the Old Shareholders’ Loans”) are linked to the CPI, do not have a repayment date and do not bear interest.

(2)
In accordance with the agreement between DBS and its shareholders as at December 30, 2002, it was decided that the loans provided by certain shareholders (including Bezeq) to DBS commencing July 10, 2002 ("the New Shareholders' Loans"), will have preference over the Old Shareholders Loans. In accordance with the agreement, the New Shareholders Loans will be eligible for full settlement by DBS before any dividend is distributed by DBS and/or the repayment of the Old Shareholders Loans provided to DBS by its shareholders and subject to the cash flows and liabilities of DBS under its agreements with the banks. No repayment dates were set for the New Shareholders' Loans as well.

6.	Financial position of DBS:

a.
Since commencing its operations, DBS has accumulated considerable losses. The losses in 2012 and 2011 amounted to NIS 310 and NIS 230, respectively. As a result of these losses, the capital deficit and working capital deficit of DBS as at December 31, 2012 totaled NIS 3,960 and NIS 654, respectively.

b.
In May 2012, DBS and a number of financial institutions ("the Lenders") signed a debenture, according to which the Lenders would provide DBS with a loan of NIS 392 ("the debenture"). The proceeds of the funds raised were used for a full repayment of the long-term credit granted to DBS by the banks. DBS received the loan in July 2012 after complying with covenants set out in the debenture. In July 2012, DBS issued additional debentures (Series B) by expanding the series, amounting to NIS 10. The proceeds of the issuance, together with the funds of the raised from the debenture, were used for the repayment of the long-term bank credit. For details of the debenture, section 13.A.7 below.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 13 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

6.	Financial position of DBS: (cont’d)

c.	In October 2012, Standard & Poor's Maalot confirmed a rating of ilA for DBS and for all of its debentures with a stable outlook.

d.	As at December 31, 2012, DBS is in compliance with the financial covenants under its financing agreement and the debentures. See Note 13.A.7 below for information about compliance with the covenants.

e.
The management of DBS believes that the financial resources available to it, that include the working capital deficit and the volumes of potential debt raising, will be sufficient for its operating needs in the coming year based on the forecasted cash flow approved by DBS’s board of directors. If additional resources will be required in order to meet its operational requirements for the coming year, DBS will adjust its operations so that no additional resources beyond those available to it will be required.

7.	Financial covenants and stipulations applicable to DBS

a.	DBS issued three debenture series and is party to a financing agreement with a consortium of banks, as described below:

		Convenience
		translation into
	Carrying	U.S. dollars
	amount as at	(Note 2D)
	December 31, 2012	2012
	NIS	US$
Debentures (Series A)	552	148
Debentures (Series B)	596	160
Debentures 2012	391	105
Bank loans	69	18
	1,608	431

b.             Restrictions and covenants by virtue of debentures (Series A)

Deed of Trust A stipulates that DBS may register first liens in favor of additional holders of debentures which it might issue and/or add them to liens in favor of the trustee without agreement from the trustee, provided that the ratio between DBS's total debt (as defined in the deed of trust and after issue of the above debentures, including the proceeds thereof)) at the end of the quarter preceding the issue, and its EBITDA in the 12 months ending at the end of the last calendar quarter, does not exceed 6.5.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 13 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

7.	Financial covenants and stipulations applicable to DBS (cont’d)

b.             Restrictions and covenants by virtue of debentures (Series A) (cont’d)

In addition, Deed of Trust A stipulates standard events (such as insolvency proceedings, breach and exercise of liens on most of the assets of DBS), which, should they occur, after the warning period stipulated in the deed, will allow immediate call for repayment pursuant to the provisions in the deed of trust, and establishes the right to call for immediate payment if the bank guarantees are exercised or another debenture series is called for immediate repayment, or if the balance for settlement exceeds the amount set out in the deed of trust.

To rate the debentures (Series A), DBS undertook towards S&P Maalot (and to it alone) that it will not make payment on account of the shareholder loans until the redemption date of the debentures (2017).

c.             Restrictions and covenants by virtue of debentures (Series B)

Deed of Trust B stipulates that DBS may register first liens in favor of additional holders of securities which it might issue and/or add them to liens in favor of the trustee without the trustee's consent, provided that the ratio between DBS's total debt (as defined in the deed of trust and after issue of the above debentures, including the proceeds thereof) at the end of the quarter preceding the issue and its EBITDA in the 12 months ending at the end of the last calendar quarter, does not exceed 5.7.

Deed of Trust B stipulates standard events which, should they occur, will allow immediate call for repayment of the debentures. These events include the events set out in Deed of trust A, with certain changes, and additional events, including  failure to deliver the financial statements to the trustee on the dates set out in the deed, a decrease in Bezeq’s holding in DBS below the minimum rate stipulated in the deed   (provided DBS remains a private company), a merger with another company (except with Bezeq or one of its subsidiaries), or the sale of most of its assets under conditions stipulated in the deed, cancellation of the broadcasting license or termination of communication activities, as well as  non-compliance with the financial covenants set out in Deed of Trust B, according to which DBS is required to comply, each quarter, with a maximum debt-EBITDA ratio of 5.7 as described above. As at December 31, 2012, DBS is in compliance with the debt-EBITDA ratio set out in Deed of Trust B (as at December 31, 2012, DBS's debt-EBIDTA ratio was 3.3).

Under Deed of Trust B, the right of DBS to distribute dividends and repay shareholders loans is contingent on its compliance with the financial covenants, based on the ratio between the total secured debt and  its EBITDA (as defined in the Deed of Trust B). In respect of repayment of the shareholders’ loans, there is a further restriction whereby the repayment amount will not exceed the cumulative net profit of DBS from the beginning of 2011 onwards, less its financing expenses for the shareholders’ loans and less repayments and distributions.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 13 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

7.	Financial covenants and stipulations applicable to DBS (cont’d)

d.             Restrictions and covenants by virtue of Debentures 2012

Debenture 2012 stipulates various events (similar to the events stipulated in Deed of Trust B), which, should they occur, establishes the right to call for immediate repayment of the loan, including a demand for immediate repayment (not initiated by DBS) of another series of debentures issued and/or which will be issued by DBS and/or debts of DBS to a financial institution.

Under the provisions of the debenture, DBS is required to comply with the two financial covenants every quarter: (a) the ratio between the total debt (DBS’s debts to financial institutions listed in the debenture) at the end of the relevant quarter and the EBITDA of DBS (as defined in Debenture 2012), in the 12 month period ended in the relevant quarter; (b) compliance with the maximum debt / E-C ratio, which is the ratio between the total debt at the end of the relevant quarter and the E-C of DBS ((meaning according to Debenture 2012, the EBITDA of DBS in the 12 months period ended at the end of that quarter, less the CAPEX of DBS in the same period). The CAPEX is the amount of additions to property, plant and equipment, without deducting disposals and depreciation) in the 12 months ending at the end of that quarter.

As at December 31, 2012, the maximum debt/EBITDA ratio in accordance with Debenture 2012 was 5. DBS is in compliance with this covenant (as at December 31, 2012, the debt/EBITDA ratio was 3.3). In accordance with Debenture 2012, the maximum debt/(E-C) ratio as at December 31, 2012 was 9.5. DBS is in compliance with this covenant (as at December 31, 2012, the debt/(E-C) ratio was 8.9).

In addition, the debenture includes limitations in respect of the distribution of the dividends and repayment of owners loans similar to the restrictions applicable under the restrictions of Deed of Trust B.

e.	Restrictions and conditions by virtue of the financing agreement with a consortium of banks

DBS is a party to a financing agreement with a consortium of banks dated May 23, 2001, which was amended and took effect in July 2012 ("the Amended Financing Agreement"). Upon the effectiveness of the Amended Financing Agreement, DBS repaid the full amount of the bank credit that was outstanding at that time.

According to the Amended Financing Agreement, DBS was provided a current credit facility of NIS 170 until the end of 2015, and a hedging limit of US$ 10. The use of these facilities is limited to the working capital requirements of DBS based on the formula established in the Amended Financing Agreement, which depends on the trade receivables, amount of unused broadcasting rights, amortized cost of the decoders and amount of trade payables in the financial statements of DBS.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 13 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

7.	Financial covenants and stipulations applicable to DBS (cont’d)

e.	Restrictions and conditions by virtue of the financing agreement with a consortium of banks (cont’d)

In accordance with the Amended Financing Agreement, for each quarter DBS is required to comply with the same financial covenants as those prescribed for Debenture 2012 as described above. In addition, in accordance with the Amended Financing Agreement, restrictions apply to repayment of the shareholders’ loans and distributions of dividends, stipulated in Debenture 2012.

The Amended Financing Agreement further stipulated grounds for immediate repayment, including various breaches of the financing agreement, engaging in activities other than communication, liquidation and receivership proceedings against DBS, cancellation or suspension of the broadcasting license, unauthorized changes in ownership, breach of material agreements defined in the financing agreement, call for immediate repayment or the existence of grounds for immediate repayment of the amounts due from DBS to debenture holders, other banks or financial institutions as well as non-compliance with the financial covenants stipulated in the financing agreement. The Amended Financing Agreement also stipulates  that the creation of liens and raising debt secured by liens (other than exceptions set out in the financing agreement) are subject to the approval of the banks.

f.             Liens

In accordance with Debenture 2012, DBS created in favor of each of the banks and for Trustee A, Trustee B and the lenders, ("the Institutional Lenders") the following liens:

1.
Unlimited floating first liens, for all DBS assets (other than exceptions arising from the Communications Law), including a stipulation that limits additional liens (subject to the exceptions set out in the financing agreements).

2.
Unlimited floating first liens on the rights and assets of DBS, including its rights under material agreements to which it is a party, its unissued registered capital, goodwill, some intellectual property rights and insurance rights under its insurance policies. The fixed liens will not apply to exceptions arising from the Communications Law.

These are first liens and are equal (pari passu). Creation of additional liens by DBS in favor of the banks is subject to the consent of the institutional lenders, unless these liens are also in favor of the institutional lenders. If the liens are exercised and/or assets relevant to the liens are disposed of, including by holders of other securities with a lien on those assets, the proceeds from the exercise will be distributed pro rata among all holders of the liens, and each holder of a lien will receive its share in the proceeds according to its proportionate share in the debt (as defined in the financing agreements and the debenture) divided by total debt secured in those assets.

In accordance with the deed of trust, the liens created by DBS for Deed of Trust B may be canceled under the stipulated conditions.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 13 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

8.	DBS has a current debt to the Group companies. As at December 31, 2012, the balance of DBS's current debt to the Group companies amounts to NIS 46.

9.
In 2012, the general meeting of Bezeq's shareholders approved the postponement of some of the payments due from DBS to Bezeq and to Bezeq International, by virtue of the prior arrangements for settling NIS 33 of debt. The payments will be postponed for 18 months and in this period; interest will be at a rate of prime + 4%.

10.	For the guarantees that Bezeq provided to DBS, see Note 23.D.

B.	Subsidiaries held directly and indirectly by the Company

1.	General

	Country of	Ownership
	incorporation	interest
2012
B Communications Ltd.	Israel	79.94%
Goldmind - media Ltd.	Israel	100%
Subsidiaries of B Communications Ltd.
B Communications (SP1) Ltd.	Israel	100%
B Communications (SP2) Ltd. (1)	Israel	100%
Bezeq - The Israel Telecommunication Corp. Limited	Israel	30.97%
Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited.
Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
Bezeq Online Ltd.	Israel	100%
Bezeq Zahav (Holdings) Ltd.	Israel	100%
Walla! Communications Ltd.	Israel	100%
Stage One Venture Capital Fund	Israel	71.8%
2011
B Communications Ltd.	Israel	78.56%
Goldmind - media Ltd.	Israel	100%
Subsidiaries of B Communications Ltd.
B Communications (SP1) Ltd.	Israel	100%
B Communications (SP2) Ltd. (1)	Israel	100%
Bezeq - The Israel Telecommunication Corp. Limited	Israel	31.1%
Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited.
Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
Bezeq Online Ltd.	Israel	100%
Bezeq Zahav (Holdings) Ltd.	Israel	100%
Walla! Communications Ltd.	Israel	71.55%
Stage One Venture Capital Fund	Israel	71.8%

(1) Held by B Communication (SP1) Ltd.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 13 – Investees (cont'd)

B.	Subsidiaries held directly by the Company (cont’d)

2.	Details of Group entities

a.             B Communications Ltd.

B Communications Ltd., is a majority-owned subsidiary of the Company. B Communications is the sole shareholder of B Communications (SP1) Ltd. which holds B Communications (SP2) Ltd. which directly holds the Bezeq controlling interest.

b.            B Communications (SP1) Ltd.

B Communications (SP1) Ltd. ("SP1"), founded in 2010, is a wholly-owned subsidiary of B Communications. SP1 is the sole shareholder of B Communications (SP2) Ltd. ("SP2") which directly holds the Bezeq controlling interest.

c.             B Communications (SP2) Ltd.
B Communications (SP2) Ltd. ("SP2") founded in 2010, is an indirect wholly-owned subsidiary of B Communications, through SP1, and holds the Bezeq controlling interest.

d.             Bezeq- The Israel Telecommunications Corp. Ltd.

Bezeq is controlled by SP2 which holds 29.88% of Bezeq’s outstanding shares. An additional 1.09% of Bezeq outstanding shares is held by B Communications. Bezeq is the largest communications group in Israel.

e.             Pelephone Communications Ltd.
Pelephone Communications Ltd. ("Pelephone") is a wholly-owned subsidiary of Bezeq. Pelephone provides cellular communication services and value added services and markets terminal equipment.

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

h.            Bezeq Zahav (Holdings) Ltd.
Bezeq Zahav (Holdings) Ltd. ("Bezeq Zahav") is wholly-owned and controlled by Bezeq. Bezeq Zahav holds debentures (Series 5) issued by Bezeq.

i.             Walla! Communications Ltd.
Walla! is wholly owned by Bezeq. Walla! provides internet, management and media services for a range of populations. In April 2012, as part of a successful tender offer, Bezeq acquired all the shares of Walla held by the public for NIS 77. As a result, subsequent to the acquisition, Walla was delisted from the TASE and became a wholly owned subsidiary of Bezeq.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 13 – Investees (cont'd)

B.	Subsidiaries held directly by the Company (cont’d)

2.	Details of Group entities (cont’d)

j.             Stage One Venture Capital Fund (Israel) L.P.
A venture capital fund in which the management rights are held by the general partner (Stage One Capital Investment LP), and Bezeq has rights in the profits. In February 2012, Stage One signed an agreement to sell all its holdings in Traffix Communications Systems Ltd. Following the agreement, in 2012, the Group recognized financing revenues of NIS 74 from the disposal of an available-for-sale asset.

3.	Dividend received from subsidiaries

			Convenience
			translation into
			U.S. dollars
			(Note 2D)
	2011	2012	2012
	NIS	NIS	US$
Received by Bezeq from Pelephone Communications Ltd.	869	876	235
Received by Bezeq from Bezeq International Ltd.	92	164	44
Received by Bezeq from Stage One Venture Capital Fund	3	84	23
Received by B Communications from Bezeq	984	953	255

4.             Bezeq’s Dividend Distribution Policy

In August 2009, Bezeq’s Board of Directors resolved to implement a dividend policy to distribute 100% of the semi-annual profit ("profit for the period attributable to the shareholders of Bezeq") in accordance with its consolidated financial statements as a dividend to its shareholders. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of Bezeq regarding its ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, its operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the its general shareholders meeting regarding any specific distribution, as set out in the articles of association of Bezeq. Since the date of the resolution, Bezeq’s dividend policy has not been changed.

5.             Distribution not in compliance with the earnings test

On March 31, 2011, the District Court (Economics Division) in Tel Aviv approved a special distribution to Bezeq’s shareholders in the total amount of NIS 3 billion, a sum not in compliance with the earnings test as defined in Section 302 of the Companies Law. The amount of the special distribution will be distributed to Bezeq’s shareholders in six equal semi-annual payments, from 2011 to 2013 (without interest or linkage payments), together with Bezeq’s regular dividend distribution (“the Special Distribution”).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 13 – Investees (cont'd)

B.	Subsidiaries held directly by the Company (cont’d)

5.             Distribution not in compliance with the earnings test (cont’d)

The balance of the liability for the distribution is recognized as a financial liability and was initially measured at its present value at the date the approval was received from the court. The liability is presented in the statement of financial position at current value plus accrued financing expenses from the date of court approval through to December 31, 2012.

At the date of initial recognition, the present value was based on the expected payment dates, at a discount rate of 4.9% to 5.05% (calculated on the basis of the risk-free interest rate at the recognition date of a liability, plus a fixed credit margin appropriate for Bezeq).

Dividend payable to non-controlling interest in the Company's financial statement is stated under current liabilities in the amount of NIS 669.

C.           Dividends

In 2011 and 2012, Bezeq declared and paid the following dividends in cash:

	2011	2012
	NIS	NIS
Distribution of a regular dividend (see section B4 above)
2012 (NIS 0.76 per share)		2,071
2011 (NIS 0.797 per share)	2,155
Distribution not in compliance with the earnings test (see section B5 above)
2012 (NIS 0.368 per share)		1,000
2011 (NIS 0.37 per share)	1,000

	3,155	3,071

On March 13, 2013, the Board of Directors of Bezeq resolved to recommend to the general meeting the distribution of a cash dividend to shareholders in the amount of NIS 861. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting. As well as this distribution (to the extent that it is approved), the fifth portion of the special dividend amounting to NIS 500 will be distributed as set out in section 13.B.5 above.

On March 13, 2013, subsequent to the balance sheet date further to the objections filed in the past by holders of Bezeq debentures (Series 5), another application was filed by a holder of the debentures, in which he announced his objection to the fifth payment of the special distribution.

On April 17, 2013, subsequent to the balance sheet date, Bezeq was also served with an objection to the distribution of the fifth installment of the special dividend, which was filed by the same debenture holder. Bezeq rejects the arguments set forth in the objection and intends to argue that there is no basis to the relief sought by the objector and to move to dismiss the objection summarily and on the merits.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others

A.            Composition

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2011	2012	2012
	NIS	NIS	US$
Current liabilities
Current maturities of debentures	714	694	186
Current maturities of bank loans	581	1,001	268
Current maturities of loans from others	11	12	3

	1,306	1,707	457

Non-current liabilities
Debentures	6,388	5,913	1,584
Bank loans	6,843	6,422	1,720
Loans from institutions and others	544	540	145

	13,775	12,875	3,449

	15,081	14,582	3,906

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Terms and debt repayment schedule

					Convenience translation into
					US$ (Note 2D)
	December 31, 2011		December 31, 2012		December 31, 2012			Nominal interest
	Par value	Carrying amount	Par value	Carrying amount	Par value	Carrying amount	Currency	rate
	NIS	NIS	NIS	NIS	US$	US$		%
Loans from banks and others:
Linked to the Israeli CPI - Fixed interest	1,727	1,806	1,562	1,660	418	445	NIS	4.35 - 6.81
Unlinked - Variable interest	4,286	4,223	3,915	3,866	1,049	1,035	NIS	P-0.33 to P+1.75
Unlinked - Fixed interest	1,800	1,800	2,340	2,340	627	627	NIS	5 - 6.85
Linked to the Israeli CPI	124	115	104	95	28	25	NIS
Linked to the US Dollar - Fixed interest	35	35	14	14	4	4	US$	3
	7,972	7,979	7,935	7,975	2,126	2,136

Debentures:
Linked to the Israeli CPI - fixed interest	3,970	4,552	3,445	3,936	922	1,054	NIS	3.7 - 5.95
Unlinked - variable interest	425	425	425	425	114	114	NIS	Makam + 1.4
Unlinked - fixed interest	2,129	2,125	2,255	2,246	604	602	NIS	5.7 - 6.65
	6,524	7,102	6,125	6,607	1,640	1,770

Total interest-bearing liabilities	14,496	15,081	14,060	14,582	3,766	3,906

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures

(1)
On April 14, 2010, SP2 received loans from certain banking and financial institutions led by Bank Hapoalim Ltd. (“Bank Hapoalim”), in a total principal amount of NIS 4.6 billion for the acquisition of the Bezeq shares as mentioned in Note 5.

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

C.
Credit C – a “bullet” loan, in the principal amount of NIS 700, is a floating rate loan, indexed to Bank Hapoalim’s prime interest rate, plus a margin of 1.73%. The principal of Credit C is payable in full on November 30, 2016; and the interest is payable in 13 semi-annual installments, the first of which is due on November 30, 2010. In February 2013 subsequent to the balance sheet date, SP2 repaid the outstanding balance of Credit C in full and therefore the loan is classified as a current liability.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

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

SP2 undertook to maintain a minimum a cash deposit of NIS 150 in an account held with Bank Hapoalim from the cash Bezeq pays and/or distributes to SP2 ("Encumbered Deposit"). SP2 was obliged to create and record in favor of the lenders a fixed first-ranking lien over the Encumbered Deposit

SP2 has also recorded the following liens in favor of Bank Hapoalim as security for its obligations under the loan agreements:

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

As at December 31, 2012, SP2 was in compliance with the above mentioned covenants.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(2)
On February 18, 2010, SP1 entered into a loan agreement with certain entities associated with the Migdal Insurance and Financial Holdings Ltd. Group (hereinafter- Migdal). According to the Migdal loan agreement, on April 14, 2010, SP1 was provided with a NIS 500 loan for the acquisition of the Bezeq shares. The loan bears annual interest at a rate of 6.81% and is linked to Israeli CPI.

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

The Migdal loan agreement contains certain undertakings and covenants, including, among other things: (i) certain undertakings for SP1 and its direct and indirect controlling shareholders to maintain (indirect) control in Bezeq; (ii) limitations on amendments to the SP2 loan described above; and (iii) an undertaking to comply with the terms of the regulatory approvals granted with respect to purchase of control in Bezeq.

As at the date of these financial statements SP1 was in compliance with the covenants of above.

(3)	Convertible Debentures

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

During the years 2006-2012, NIS 181 par value of the convertible debentures were converted and all warrants were expired.

As at December 31, 2012, NIS 179 thousands par value of Series A debentures were outstanding.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(4)    Issuance of series B debentures

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

In December 2009, the Company completed two private placements in a total amount of NIS 400 of Series B debentures that was made exclusively to institutional investors in Israel. These private placements were carried out as an increase to the Series B debentures that were issued in September 2007 and the terms of the additional Series B debentures issued in December 2009 are identical to those of the Series B debentures issued in September 2007.

As at December 31, 2012 the Company was in compliance with the financial covenants of the debentures.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(5)    Issuance of series C debentures and replacement of debentures

On September 28, 2010, the Company completed, following the filing of a supplemental prospectus dated September 26, 2010, and pursuant to its shelf prospectus filed on September 1, 2010, the public offering in Israel of its Series C Debentures.

The Company issued, at par value, NIS 170 aggregate principal amount of Series C Debentures (after exercising an over - allotment option to offer up to an additional NIS 20 (approximately $4) aggregate principal amount of Series C Debentures). The Series C Debentures are payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and pay interest at a fixed annual rate of 4.45%, as determined by the public tender, which is payable semi-annually on March 10 and September 10 of each of the years 2011 through 2019 (the first interest payment was made on March 10, 2011, and the last interest payment is payable on March 10, 2019). The Series C Debentures are NIS denominated and are linked to the Israeli CPI. (The interest rate for the first interest period beginning on October 3, 2010 and ending on March 9, 2011 for the Series C Debentures is 1.92630%).

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

On December 16, 2010 the Company completed a private placement of NIS 148 principal amount of Series C Debentures to certain institutional investors in Israel in exchange for approximately NIS 125  principal amount of the Company’s outstanding Series B Debentures held by such institutional investors (or approximately 19% of the outstanding Series B Debentures), reflecting an exchange ratio of 1:1.188 (NIS 1.188 principal amount of Series C Debentures for NIS 1 principal amount of Series B Debentures).

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(5)    Issuance of series C debentures and replacement of debentures (cont'd)

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

In 2011, the Company completed private placements in a total amount of NIS 504 of its Series C Debentures to a number of Israeli institutional investors. The private placements were carried out as an increase to the outstanding Series C Debentures of the Company, which were first issued in September 2010. The aggregate proceeds to the Company totaled approximately NIS 502.

In January 2012, the Company completed a private placement of NIS 14 of its Series C Debentures to a number of Israeli institutional investors. The private placement was carried out as an increase to the outstanding Series C Debentures of the Company, which were first issued in September 2010. The aggregate proceeds to the Company were approximately NIS 13 (US$ 3).

The terms of the Series C Debentures issued in 2011 and 2012 are identical to the terms of Series C Debentures issued in September 2010. The newly issued Series C Debentures are listed on the TASE.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(6)           B communication Debentures

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

3.
B Communications may not repay all or any portion of its shareholders’ loans (if there are some) so long as the ratio of net debt (without the shareholders’ loans) to EBITDA (defined as operating income before financial expenses, taxes on income, depreciation and amortization) is greater than two for the prior four quarters.

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

As at the December 31, 2012 B Communications was in compliance with the financial covenants of the Series A debentures.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(6)           B communication Debentures (cont'd)

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

In January 2012, B Communications completed a private placement of additional Series B Debentures in the amount of NIS 126 par value to certain of Israeli institutional investors.

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

As at December 31, 2012 B Communications was in compliance with the financial covenants of the Series B debentures.

(7)
For Bezeq’s debentures (Series 6 to 8) amounting to NIS 2.73 billion as at December 31, 2012, Bezeq bank loans amounting to NIS 4.65 billion as at December 31, 2012, and for Bezeq debentures issued to financial institutions in the amount of NIS 400, the Bezeq has undertaken the following:

a.
Bezeq will not create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders and the lending banks (negative pledge). The pledge includes exceptions, among others, for liens on assets that are purchased or expanded by Bezeq, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for an immaterial charge.

b.
Standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq's debts in an amount exceeding the amount determined.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

In addition, for Bezeq debentures (Series 6 to 8) and Bezeq bank loans received in 2011 and 2012 in the amount of NIS 2.05 billion as at December 31, 2012 (out of the total bank loans in the amount of NIS 4.65 billion), and for Bezeq debentures issued to financial institutions in the amount of NIS 400, Bezeq has undertaken that if it makes an undertaking towards any entity in respect of compliance with financial covenants, Bezeq will provide the same undertaking to its debenture holders and the banks (subject to certain exceptions).

Bezeq has also made an undertaking to holders of its debentures (Series 6 to 8) to take steps so that, to the extent under its control,  the debentures will be rated by at least one rating company, so long as there are debentures of the relevant series in circulation.

As at December 31, 2012 Bezeq was in compliance with all its liabilities, there were no grounds to call for immediate repayment and financial covenants were not determined as described above.

(8)
The par value of Bezeq Debentures (Series 5) is 1,591,311,333 of NIS 1 par value each, of which 1,004,578,000 debentures were issued to the public and the balance of 586,733,333 debentures were issued to Bezeq Zahav. Standard grounds were established for immediate repayment of the debentures, including breach events, insolvency, dissolution procedures or receivership.

(9)
The bank loans and debentures of Pelephone (NIS 98 and NIS 346 as at December 31, 2012 respectively) are secured by an irrevocable undertaking by Pelephone to the credit providers not to encumber its assets without their consent (a negative pledge). Pelephone also has an undertaking to comply with certain financial covenants.

As at the date of the financial statements, Pelephone is in compliance with the financial covenants and with its undertakings to banks and debenture holders. Non-compliance with these undertakings would allow the banks and the debenture holders to call for immediate repayment of the loans received from banks and debenture holders.

(10)
In connection with the sale of the Company's legacy communications business to Ampal, the Company agreed to assume a long term loan due to one of the Company's suppliers. This loan, in the amount of NIS 14 as at December 31, 2012 (NIS 25 as at December 31, 2011), bears 3% fixed interest, linked to the U.S. dollar and is payable on a monthly basis until February 2014.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 14 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

Other Obligations

On April 14, 2010, SP2 issued phantom stock options to banks and financial institutions led by Bank Hapoalim, under which they received option units, which the “base price” of each unit was NIS 8.62. The total amount payable by SP2 to the banks and the financial institutions was limited to NIS 125 (NIS 2.4289 per option unit) in the aggregate.

During the fourth quarter of 2010, the banks and the financial institutions exercised all the phantom stock options issued to them. Under the exercise terms, SP2 was obligated to pay the banks and the financial institutions a total of NIS 124 in five equal annual installments beginning in May 2012. This liability is recorded at its present value in an amount of NIS 95 as of December 31, 2012 (2011: NIS 115). The long term portion of the liability in the amount of NIS 70 is presented under bank loans, and the current portion of the liability in the amount of NIS 25 is presented under current maturities of long-term liabilities.

Note 15 - Trade and Other Payables

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2011	2012	2012
	NIS	NIS	US$
Trade payables (open accounts)	892	793	212

Trade payables consisting of related
parties	18	10	3

Other payables
Liabilities to employees and other liabilities
for salaries	346	294	79
Institutions	138	77	21
Accrued expenses	109	97	26
Accrued interest	154	136	36
Deferred income	56	55	15
Put option and derivatives	2	49	13
Other payables	41	38	10
Total other payables	846	746	200

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 16 - Provisions

			Supplier							Convenience
			and		Enterprise					translation
			communication		and	State and	Dismantling			into
	Employee	Customer	provider	Punitive	companies	Authorities	and clearing	warranty		U.S. Dollars
	claims	claims	claims	claims	claims	claims	of sites	and others	Total	(Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2012	73	26	9	1	11	47	64	24	255	69

Provisions created in the period	2	1	5	-	-	2	4	-	14	4

Provisions used in the period	-	(1)	(3)	-	-	(9)	-	(1)	(14)	(4)

Provisions cancelled in the period	(1)	(10)	(3)	-	-	(18)	(6)	(6)	(44)	(12)

Balance as at December 31, 2012	74	16	8	1	11	22	62	17	211	57

Current	74	16	8	1	11	22	-	13	145	39

Non-current	-	-	-	-	-	-	62	4	66	18

 Claims
 For details of legal claims, see Note 21.

Dismantling and clearing of sites
The provision is in respect of Pelephone’s obligation to clear the sites that it leases.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 17 - Financial Risk Management

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

B.           Framework for risk management

The Company’s Board of Directors has overall responsibility for the Company’s, B Communications', SP1's and SP2's risk management. Bezeq's Board of Directors has responsibility for the Bezeq Group risk management. The purpose of risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks. The Company's policy is to hedge, in part and where required according to policies determined by the board, exposure from fluctuations in the Israeli CPI rates. Bezeq’s policy is to hedge, in part and where required according to policies determined by the board, exposure from fluctuations in foreign exchange rates, copper prices, the Israeli CPI and interest rates.

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

Investments in financial assets
The Company's securities consist of Israeli government’s bonds, corporate debts securities and equity investments (stocks). The Company's investment policy and B Communications' investment policy, which was approved by an Investment Committee, that was established by the Company's Board of Directors, limits the amount the companies may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. In addition, according to the companies' investment policy, the percentage of equity investments on non-rated bonds will be limited up to 15% of the Company's portfolio.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 17 - Financial Risk Management (cont'd)

C.           Credit risk (cont'd)

Investments in financial assets (cont'd)

According to the terms of the agreement between SP1 and Migdal (see Note 14), SP1's free cash can be deposited only in any of or a combination of: (a) an interest-bearing deposit (b) a government bond investment (c) a Treasury Bill (Makam); (d) bonds assigned a rating of at least AA, issued by an Israeli bank in Israel and/or an Israeli insurance company.

According to the terms of the agreement between SP2 and certain banking and financial institutions led by Bank Hapoalim (see Note 14), SP2's available cash can be deposited only in (1) deposits in banks and financial institutions lawfully authorized to engage in financial activity; and (2) a securities portfolio, comprised solely of Treasury Bills (Makam) and Israeli Government bonds.

Any investments made by Bezeq in securities are made in securities, which are liquid, marketable and in low risk. Transactions involving derivatives are made with entities that have high credit ratings.

Guarantees

The Bezeq Group's policy is to provide tender, performance and legal guarantees. In addition, Bezeq provides bank guarantees, where necessary, for banking obligations of subsidiaries. At December 31, 2012, Bezeq has the guarantees described in Note 23.

At the reporting date, there is no material concentration of credit risks. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the statement of financial position.

D.            Liquidity risk

Liquidity risk is the risk that the Group will be unable to honor its financial obligations on time. The Group's policy for liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. In addition, for debentures issued by the Company and its subsidiaries, see Note 14.

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

During the normal course of its business, Bezeq takes full or partial hedging actions. The Group's takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 17 - Financial Risk Management (cont'd)

E.            Market risks (cont'd)

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

A considerable part of the Bezeq's cash balances is invested in deposits and monetary funds which are exposed to changes in their real value as a result of a change in the rate of the Israeli CPI.

Foreign currency risk

Bezeq is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment which are in or linked to US$ or Euro. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar.

Interest risks

The Group is exposed to interest rate risk for its liabilities at variable interest.

Note 18 - Financial Instruments

A.           Credit risk

The carrying amount of the financial assets represents the maximum credit exposure. Maximum exposure to credit loss at the reporting date:

	December 31
	2011	2012
	NIS	NIS
Cash and cash equivalents	1,447	764
Bank deposits	-	105
Monetary funds and ETFs	915	962
Financial assets held for trading	588	515
Available-for-sale financial assets	39	19
Trade and other receivables	4,778	4,219
Bank deposit for providing loans to employees	76	68
Derivatives and others	35	4

	7,878	6,656

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 18 - Financial Instruments (cont’d)

B.           Impairment losses

	December 31, 2011		December 31, 2012
	Gross	Impairment	Gross	Impairment
	NIS	NIS	NIS	NIS

Not past due	7,594	(10)	6,406	(9)
Past due up to one year	208	(19)	209	(33)
Past due one to two years	75	(20)	59	(22)
Past due more than two years	86	(36)	81	(35)

	7,963	(85)	6,755	(99)

The aging of financial assets at the reporting date was as follow:

C.           Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments:

	December 31, 2011
	Carrying	Contractual				2017
	amount	cash flow	2012	2013	2014-2016	and later
	NIS	NIS	NIS	NIS	NIS	NIS
Non-derivative financial
liabilities
Trade payables	892	892	892	-	-	-
Other payables	790	790	790	-	-	-
Bank loans	7,423	9,133	892	1,242	3,738	3,261
Loans from institutions and others	555	744	46	48	110	540
Debentures	7,103	8,614	935	936	3,375	3,368
Dividend payable	1,305	1,378	689	689	-	-

Total	18,068	21,551	4,244	2,916	7,223	7,169

Financial liabilities for
derivative instruments
Forward contracts on CPI	3	3	-	2	1	-

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 18 - Financial Instruments (cont’d)

C.           Liquidity risk (cont’d)

	December 31, 2012
	Carrying	Contractual				2018
	amount	cash flow	2013	2014	2015-2017	and later
	NIS	NIS	NIS	NIS	NIS	NIS
Non-derivative financial liabilities
Trade payables	793	793	793	-	-	-
Other payables	677	677	677	-	-	-
Bank loans	7,423	8,807	1,303	1,290	4,724	1,490
Loans from institutions and others	552	705	46	38	621	-
Debentures	6,606	7,879	909	920	3,530	2,520
Dividend payable	669	690	690	-	-	-

Total	16,720	19,551	4,418	2,248	8,875	4,010

Financial liabilities for derivative instruments
Forward contracts on CPI and copper prices	21	21	8	9	4	-

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

D.           Linkage and foreign currency risks

(1)           The exposure to linkage and foreign currency risk

The Company’s exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2011
			Foreign
			currency
		Israeli	linked (mainly
	Unlinked	CPI-linked	U.S. dollars)	Total
	NIS	NIS	NIS	NIS
Current assets
Cash and cash equivalents	1,425	-	22	1,447
Other investments, including derivatives	1,313	217	18	1,548
Trade receivables	2,986	37	36	3,059
Other receivables	52	172	-	224
Total current assets	5,776	426	76	6,278
Non-current assets
Long-term trade and other receivables	1,397	98	4	1,499
Investments and long-term
loans, including derivatives	80	-	38	118
Equity-accounted investment	-	1,549	-	1,549
Total non-current assets	1,477	1,647	42	3,166

Total assets	7,253	2,073	118	9,444

Current liabilities
Debentures, loans and borrowings	373	887	21	1,281
Trade payables	752	-	140	892
Other payables including derivatives	742	75	1	818
Current tax liabilities (not in the scope of IFRS 7)	-	499	-	499
Dividend payable	669	-	-	669
Provisions (not in the scope of IFRS 7)	49	134	-	183
Total current liabilities	2,585	1,595	162	4,342
Non-current liabilities
Debentures	2,550	3,838	-	6,388
Bank loans	5,650	1,103	-	6,753
Loans from institutions and others	-	530	14	544
Dividend payable	636	-	-	636
Provisions and other liabilities	126	93	-	219
Total non-current liabilities	8,962	5,564	14	14,540

Total liabilities	11,547	7,159	176	18,882

Total exposure in the statement
of financial position	(4,294)	(5,086)	(58)	(9,438)

Currency futures transactions
Israeli CPI forward transactions	(880)	880	-	-

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

D.           Linkage and foreign currency risks (cont’d)

(1)           The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2012
			Foreign
			currency
		Israeli	linked (mainly
	Unlinked	CPI-linked	U.S. dollars)	Total
	NIS	NIS	NIS	NIS
Current assets
Cash and cash equivalents	754	-	10	764
Other investments, including derivatives	1,415	207	33	1,655
Trade receivables	2,887	9	31	2,927
Other receivables	76	135	-	211
Total current assets	5,132	351	74	5,557
Non-current assets
Long-term trade and other receivables	1,007	67	-	1,074
Investments and long-term
loans, including derivatives	71	-	19	90
Equity-accounted investment	-	1,741	-	1,741
Total non-current assets	1,078	1,808	19	2,905

Total assets	6,210	2,159	93	8,462

Current liabilities
Debentures, loans and borrowings	816	879	12	1,707
Trade payables	640	-	153	793
Other payables including derivatives	616	78	-	694
Current tax liabilities (not in the scope of IFRS 7)	-	588	-	588
Dividend payable	669	-	-	669
Provisions (not in the scope of IFRS 7)	16	127	-	143
Total current liabilities	2,757	1,672	165	4,594
Non-current liabilities
Debentures	2,653	3,260	-	5,913
Bank loans	5,407	1,015	-	6,422
Loans from institutions and others	-	538	2	540
Provisions and other liabilities	69	5	-	74
Total non-current liabilities	8,129	4,818	2	12,949

Total liabilities	10,886	6,490	167	17,543

Total exposure in the statement
of financial position	(4,676)	(4,331)	(74)	(9,081)

Currency futures transactions
Israeli CPI forward transactions	(1,347)	1,347	-	-

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

D.            Linkage and foreign currency risks (cont’d)

(1)           The exposure to linkage and foreign currency risk (cont’d)

The Group has CPI forward transactions for the Israeli CPI:

	Currency/	Currency/
	linkage	linkage		Par value
	receivable	payable	Expiry date	(currency)	Fair value
				NIS	NIS
December 31, 2011
Israeli CPI forward contract	Israeli CPI	Israeli CPI	2012-2016	880	5
December 31, 2012
Israeli CPI forward contract	Israeli CPI	Israeli CPI	2013-2016	1,347	(18)

Information regarding the Israeli CPI and significant exchange rates:

	Year ended December 31			December 31
	2010	2011	2012	2010	2011	2012
	Rate of change			Reporting date spot rate
	%	%	%	NIS	NIS	NIS
1 US dollar	(5.99)	7.66	(2.3)	3.549	3.821	3.733
1 euro	(12.94)	4.22	(0.34)	4.738	4.938	4.921
Israeli CPI in points	2.66	2.17	1.64	133.89	136.79	139.03

A change of the CPI as at December 31, 2011 and 2012 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

		Equity	Net income
	Change	NIS	NIS
December 31, 2011
Increase in the CPI of	2.0%	(63)	(63)
Increase in the CPI of	1.0%	(32)	(32)
Decrease in the CPI of	(1.0)%	32	32
Decrease in the CPI of	(2.0)%	63	63

December 31, 2012
Increase in the CPI of	2.0%	(45)	(45)
Increase in the CPI of	1.0%	(23)	(23)
Decrease in the CPI of	(1.0)%	23	23
Decrease in the CPI of	(2.0)%	45	45

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

E.           Interest rate risk

1.           Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

	December 31
	2011	2012
	NIS	NIS
Fixed rate instruments
Financial assets	5,036	3,864
Financial liabilities	(10,311)	(10,197)
	(5,275)	(6,333)
Variable rate instruments
Financial assets	110	95
Financial liabilities	(4,654)	(4,291)
	(4,544)	(4,196)

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

3.           Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rates at the reporting date would have decreased shareholders' equity and profit or loss by NIS 32 (2011 - NIS 34).

F.           Cash flow hedge accounting

In 2012, Bezeq entered into several forward contracts, as described in the table below, in order to reduce its exposure to changes in the CPI for Bezeq’s CPI-linked debentures (Series 5). These transactions hedge specific cash flows of some of the Bezeq’s debentures (Series 5) and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on available market information.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

F.           Cash flow hedge accounting (cont’d)

Expiry date	Number of transactions	Scope of transactions	Fair value as at December 31, 2012 (liability)
		NIS	NIS

June 2, 2013	4	370	(5)
June 1, 2014	2	357	(6)
June 1, 2015	2	340	(2)
	8	1,067	(13)

It is noted that subsequent to the reporting date, the Group entered into two other forward contracts to reduce exposure to changes in the CPI for the outstanding balance of Bezeq’s debentures (Series 5), amounting to NIS 322. The contracts expire on June 1, 2016.

G.           Fair value

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial instruments. The carrying amount of other financial assets does not differ significantly from their fair value.

	December 31, 2011		December 31, 2012
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS

Secured loans from banks and others
Israeli CPI-linked	1,929	1,932	1,763	1,772
Unlinked	3,586	3,644	3,868	3,883
Linked to the US Dollar	25	25	14	14

Debentures
Israeli CPI-linked	5,999	6,069	5,361	5,243
Unlinked	806	814	929	915

Dividend payable	1,305	1,323	669	678
	13,650	13,807	12,604	12,505

The methods used to estimate the fair values of financial instruments are described in Note 4.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 18 - Financial Instruments (cont'd)

G.           Fair value (cont’d)

(2)           Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—	Level 3: inputs that are not based on observable market data (unobservable inputs)

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary funds and ETFs	962	-	-	962
Marketable securities	574	-	-	574

Derivatives not used in hedging
CPI forward contract	-	(5)	-	(5)
Forward contracts	-	(12)	-	(12)

Available-for-sale financial assets
Unmarketable shares	-	-	19	19

	1,536	(17)	19	1,538

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 19 - Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For details of share-based payments, see Note 30 below.

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

(3)
The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law). Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Group, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees' rights. For certain employees, the Group has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees' names. See section B(1) below.

B.           Defined benefit plans

Liabilities for defined benefit plans in the Group include the following:

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

(2)
An obligation in accordance with the collective agreement of 2006 for employees who transferred from civil service to Bezeq, and who are entitled, following retirement, to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of Makefet.

(3)
An obligation to a number of senior employees who are entitled to early retirement terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees.

(4)	An obligation in accordance with the employment agreements of some of the senior employees in the Bezeq Group for payment of a benefit for notice upon severance.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 19 - Employee Benefits (cont'd)

B.           Defined benefit plans (cont’d)

(5)
Bezeq retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing the upkeep of retiree clubs, and social activities. The Company's liability for these costs accumulates during the employment period. The Company’s financial statements include the liabilities for expected costs in the post-employment period.

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

D.           Benefits for early retirement and dismissal

Bezeq has a number of collective agreements that include terms for early retirement. According to the collective agreement of December 2006, between Bezeq and the employees union and the New Histadrut, and according to the amendment to the agreement of December 2010, Bezeq may, at its discretion, terminate the employment of 245 permanent employees in each of the years 2010-2016 (Bezeq’s right is accumulated over the years). The retirement terms that will be offered to the retirees will be largely the same as the retirement terms prevailing in Bezeq up to that date. The term of the agreement (after the amendment made in 2010) is from the date the agreement is signed through December 31, 2015. Bezeq has an option to extend it for another two years, through December 31, 2017. The term of the retirement section in the agreement will be through December 31, 2016.

In 2011, the Board of Directors of Bezeq approved a plan for the early retirement of up to 351 employees at a maximum cost of NIS 361.5. In 2012 the Board of Directors of Bezeq approved an additional budget of NIS 32 and the retirement of another 19 employees.

Bezeq recognizes expenses for early retirement when Bezeq is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows Bezeq to dismiss employees, but does not create a demonstrable commitment without realistic possibility of withdrawal.

Accordingly, Bezeq recognizes the expense for early retirement on the date the plan is approved by the Board of Directors, since only after the approval by the Board of Directors and publication of the decision, does Bezeq have a demonstrable commitment without realistic possibility of withdrawal.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 19 - Employee Benefits (cont’d)

E.           Liabilities for employee benefits

			Convenience
			translation into
			U.S. dollars
	December 31		(Note 2D)
	2011	2012	2012
	NIS	NIS	US$
Unfunded obligations (1)	185	198	53
Obligations for severance pay	203	197	53

Total obligations for defined benefit plans	388	395	106
Fair value of plan assets and cost of past services	(144)	(142)	(38)

Total obligation for defined benefit plans
(post-employment plans)	244	253	68

Obligation for vacations pay	91	93	25
Obligation for sick leave	118	106	28
Obligation for voluntary early retirement	165	52	14
Total obligations for employee benefits	618	504	135

Stated in the statement of financial position as:
Short term	389	258	69
Long term	229	246	66
	618	504	135

(1)
Unfunded obligations are those obligations for which the Bezeq Group did not deposit a reserve to finance its liabilities and they include an obligation to Bezeq’s pensioners, provision for early notice, an obligation for early retirement of senior employees in Bezeq and an obligation for employees transferred from the civil service.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 19 - Employee Benefits (cont’d)

E.           Liabilities for employee benefits (cont’d)

			Convenience
			translation into
			U.S. dollars
			(Note 2D)
	2011	2012	2012
	NIS	NIS	US$
1. Change in an obligation in respect
of defined benefit plans
Obligation in respect of a defined benefit
plan as at January 1	438	388	104
Benefits paid according to the plans	(39)	(50)	(13)
Costs of current service, interest
and exchange rate differences	50	31	8
Retirement and curtailment of benefits	(21)	(5)	(1)
Actuarial losses (gains) charged to equity	(40)	31	8

Defined benefit obligation as at December 31	388	395	106

2. Change in plan assets and cost of past
service
Fair value as at January 1	152	144	39
Deposits	9	9	4
Withdrawals	(12)	(17)	(5)
Expected proceeds from plan assets	6	5	1
Actuarial losses charged to equity	(3)	5	1
Amortization of past service cost	(8)	(4)	(1)
Fair value of plan assets as at December 31	144	142	39

Adjustments for liabilities and assets arising from past experience between 2008 and 2012 and the forecast for payment for a defined benefit in 2013 are negligible.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 19 - Employee Benefits (cont'd)

F.           Actuarial assumptions

Principal actuarial assumptions for defined benefit plans and for other long-term benefit obligations at the reporting date are as follows:

(1)
Mortality rates are based on the rates published in Insurance Circulars 2013-3-1 of the Ministry of Finance, except for early retirement, which was calculated according to the agreement with the insurance company, including future changes in the mortality rate.

(2)
Churn rates were determined on the basis of the past experience of Bezeq and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

(3)	The real discounted rate is based on yield on government bonds at a fixed interest rate with a life equal to that of the gross liability.

	December 31, 2010	December 31, 2011	December 31, 2012
	Average	Average	Average
	capitalization rate	capitalization rate	capitalization rate
	%	%	%

Sick leave	1.9	2.3	1.6
Compensation	2.0	2.1	1.4
Retirement benefit – holiday gift	4.3	4.5	3.8
Retirement benefit – clubs and activities	2.9	2.8	2.2
Early notice to senior employees	1.5	1.78	1

(4)
Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management's assessments, distinguishing between the groups of employees. The main assumptions (in real terms) regarding salary increases are as follows:

For permanent employees, the average annual salary increment is 7.4% for young employees, with a gradual decrease to 0.8% per year up to age 66. For new employees, the average annual salary increment is 1.5%, for employees with a personal agreement and employees with a monthly and hourly collective agreement, the average annual salary increment is 0.3% and for senior employees, the average annual increment is 2%.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 19 - Employee Benefits (cont'd)

G.           Other

According to Bezeq’s collective agreements applicable to labor relations, and in accordance with agreements with the Makefet Fund, an option is reserved for Bezeq employees who are transferred employees, to retire under one of two retirement tracks. The method for calculating the cost of early retirement for the transferred employees was laid down in the provisions of a number of agreements and documents drawn up between Bezeq and the Makefet Fund between 1990 and 1996. Bezeq contends that the Makefet Fund violated the provisions of the agreements, and therefore, in 2003, Bezeq filed a claim against the Makefet Fund at the district labor court in Tel Aviv, in the amount of NIS 280. The Makefet Fund filed defense documents, in which it rejects the allegations of Bezeq and contends that it acted in accordance with the agreements between it and Bezeq. The case is in the stage of summary statements.

Note 20 - Income Tax

A.           Composition of income tax expenses (income)

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$

Current tax expense
For the current period	646	762	677	182
Adjustment for prior years, net	-	-	42	11
	646	762	719	193

Deferred tax expense
Creation and reversal of temporary differences	(256)	(379)	(164)	(44)
Effect of change in tax rates	(5)	270	-	-
	(261)	(109)	(164)	(44)

Income tax expense	385	653	555	149

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 20 - Income Tax (cont’d)

B.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$
Income before income tax	605	683	1,271	341

Statutory tax rate	25%	24%	25%	25%

Income tax at the statutory tax rate	152	164	317	86
Changes in tax rate	(5)	270	-	-
Expenses not recognized for tax
purposes	48	54	56	15
Adjusted tax calculated for the
Company’s share in equity-
accounted investees	59	52	61	16
Differences between the definition
of capital and assets for Israeli tax
purposes and other differences	46	-	-	-
Current year tax losses and
benefits for which deferred
taxes were not created	85	113	79	21
Taxes in respect of previous years	-	-	42	11

Income tax expenses	385	653	555	149

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

Note 20 - Income Tax (cont’d)

D.           Unrecognized deferred tax assets and carry-forward tax loss

As at December 31, 2012, the Company has tax loss carry-forwards in the amount of NIS 320 and capital losses carry forwards in the amount of NIS 40. In addition, the Company's subsidiaries have tax loss carry-forwards in the amount of NIS 235 and capital losses carry-forwards in the amount of NIS 8.

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

As a result, as at December 31, 2012, deferred taxes were not created on carry-forwards tax losses and on carry-forward capital losses of the Company and its subsidiaries as detailed above.

E.           Income tax recognized in equity

	Year ended December 31
	2011			2012
							Convenience
							translation
		Tax			Tax		into
	Before	expenses	Net of	Before	expenses	Net of	U.S. dollars
	tax	(benefit)	tax	tax	(benefit)	tax	(Note 2D)
	NIS		NIS				US$
Defined benefit
plan actuarial
gains (losses), net	37	(10)	27	(25)	5	(20)	(5)
Other items of
comprehensive
income	10	(2)	8	(8)	1	(7)	(2)

	47	(12)	35	(33)	6	(27)	(7)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 20 - Income Tax (cont’d)

F.	Recognized deferred tax assets and liabilities

	Property,					Carry-
	plant					forward				Convenience
	equipment,					tax losses and				translation
	and					other assets				into U.S.
	intangible	Doubtful	Employee	Share-based		and deferred	Brand	Customers		dollars
	assets	debts	benefits plan	payments	Provisions	expenses	name	relationship	Total	(Note 2D)
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
Balance of deferred tax asset
(liability) as at December 31, 2010	(509)	54	266	20	29	(64)	(216)	(878)	(1,298)
Recognized in profit or loss	19	7	44	(4)	(3)	(7)	(83)	134	107
Recognized in other comprehensive
income	-	-	(10)	-	-	(2)	-	-	(12)

Balance of deferred tax assets
(liability)as at December 31, 2011	(490)	61	300	16	26	(73)	(299)	(744)	(1,203)

Balance of deferred tax asset
(liability) as at December 31, 2011	(490)	61	300	16	26	(73)	(299)	(744)	(1,203)	(322)
Recognized in profit or loss	43	(2)	(53)	(16)	1	33	-	158	164	44
Recognized in other comprehensive
income	-	-	5	-	-	1	-	-	6	2

Balance of deferred tax assets
(liability)as at December 31, 2012	(447)	59	252	-	27	(39)	(299)	(586)	(1,033)	(276)

Deferred taxes are presented in the statement of financial position as follows: under deferred tax assets NIS 126 (December 31, 2011: NIS 223) and under deferred tax liabilities NIS 1,159 (December 31, 2011: NIS 1,426).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 20 - Income Tax (cont’d)

F.            Non-applicability of IFRS for tax purposes

Under the Amendment to the Income Tax Ordinance (Amendment 174 and Amendment 188), Israel Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS) will not apply to determining taxable income in 2007-2011, other than for the preparation of the financial statements. In respect of 2012, in January 2013, subsequent to the balance sheet date, the Tax Authority announced that it intends to promote legislation to extend the Temporary Order to 2012 as well.

G.           Final tax assessments

(1)	The Company has final tax assessments up to and including 2005.

(2)	B Communications has final tax assessments up to and including 2006.

(3)	Bezeq has received final tax assessments up to and including 2004.

(4)	Pelephone has received final tax assessments up to and including 2010.

(5)	Bezeq International has received final tax assessments up to and including 2008.

Note 21 - Contingent Liabilities

As at December 31, 2012, contingent liabilities only include contingent liabilities relating to the Bezeq Group, Except with respect to a motion to certify a class action against The Company's subsidiary, Goldmind media Ltd.

During the normal course of business, legal claims were filed against Group companies or there are pending claims (in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, which is based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements (Note16 above) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure as at December 31, 2012, due to claims filed against Group companies on various matters and which are unlikely to be realized, amounts to NIS 8.5 billion. There is also an additional exposure of NIS 429 for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

These amounts and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section B below.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 21 - Contingent Liabilities (cont'd)

A.	Following is a detailed description of the Group's contingent liabilities at December 31, 2012, classified into groups with similar characteristics.

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of Bezeq in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have broad ramifications in Bezeq.	74	268	-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	16	3,972	414

Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from these claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	8	117	-

Claims for punitive damages	Claims for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation). The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	* 3,952	15

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	59	-

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	22	174	-

		132	8,542	429

*	Of this amount, a total of NIS 3.7 billion is for the motion for certification of a class action for which a settlement for summary dismissal was signed in January 2013, pending court approval.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 21 - Contingent Liabilities (cont'd)

B.           Subsequent customer claims

Subsequent to the reporting date, customer claims amounting to NIS 642 were filed against Group companies. At the approval date of the financial statements, the exposure for these claims cannot be assessed. In addition, customer claims with exposure of NIS 991 were resolved. The costs to the Group companies for these claims are insignificant.

C.           Contingent claims referring to the associate DBS

As at December 31, 2012, the exposure for claims against DBS for various matters amounted to a total of NIS 202 (before linkage and interest).

Subsequent to the reporting date, a claim and motion for certification of a class action was filed against DBS in respect of disconnection of customers from Channel 5+ in alleged contravention of the law, and the continued charge of these customers for the service. The plaintiff estimated his personal damage as NIS 1,065, of which NIS 1,000 is for non-monetary damage; however the total amount of the claim was not noted. The exposure for this claim cannot be assessed at present.

Note 22 - Agreements

A.
The Group companies have operating lease agreements for property and vehicles used by them. The minimum future contractual rental payments during the next five years, calculated according to the rental fees in effect as at December 31, 2012, are as follows:

	Real estate	Vehicles	Total	Convenience translation into U.S. dollars (Note 2D)
Year ended December 31	NIS	NIS	NIS	US$

2013	184	63	247	66
2014	185	46	231	62
2015	141	11	152	41
2016	74	-	74	20
2017	46	-	46	12
2018 onwards	80	-	80	21
	710	120	830	222

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 22 - Agreements (cont'd)

B.
Pelephone leases some of the sites from the Israel Lands Administration (“the ILA”). Pelephone has an agreement with the ILA for use of the land to establish and operate communication sites. The agreement regulates payments to which the ILA is entitled for the period through December 31, 2008. According to the agreement, at the end of the agreement period, and in the event of its annulment due to reasons set out in the agreement, the Company will evacuate the land. To the best of Pelephone's knowledge, the other cellular operators have the same agreement with the ILA. The agreement was extended to December 21, 2009 and was extended again until December 31, 2010. Since 2010, there have been negotiations with the ILA to conclude the terms for continued use of these sites.

In October 2012, the Israel Land Council decided on the terms in the roof agreements with cellular operators for the purpose of installing small broadcasting installations. In accordance with the decision, the roof agreement will be signed for a period starting January 1, 2011 (the end of the prior roof agreement) through to December 31, 2019 and the Council agreed with the ILA’s management to determine regulations in the roof agreements regarding settlement of debts and absence of claims. As at the reporting date, Pelephone and, to the best of its knowledge, the other cellular operators as well, are negotiating to extend the agreement; however, the agreement has not yet been renewed.

C.
Pelephone uses Ericsson UMTS/HSPA infrastructure equipment and Nortel and Motorola CDMA infrastructure equipment. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network with Ericson. Pelephone services Motorola and Nortel equipment independently.

D.
Pelephone has an agreement with Hot Mobile Ltd. ("Hot Mobile"), whereby Hot Mobile will exclusively acquire from Pelephone domestic roaming services for its subscribers, on Pelephone's UMTS / HSPA network and the parties will cooperate at sites. The agreement is valid until December 31, 2014.

E.	Pelephone has obligations as of December 31, 2012 to acquire terminal equipment amounting to NIS 158 (as at December 31, 2011, NIS 91).

F.	For agreements for the purchase of property, plant and equipment, see Note 10.E above.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 23 - Securities, Liens and Guarantees

A.	For securities, liens and stipulations given by the Company and its subsidiaries in connection with loan covenants and borrowings see Note 14.

B.	The Group companies have guarantees of NIS 96 in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the US$ exchange rate).

C.	The Group companies have bank guarantees of NIS 76 in favor of third parties.

D.
Bezeq provided a bank guarantee to DBS, which DBS had provided in favor of the State of Israel, according to the terms of DBS's license. The guarantee is in accordance with the proportionate rate of the Company's holdings in DBS. As at December 31, 2012, the balance of the Company's share in the guarantee is NIS 20.

E.	Bezeq provided a bank guarantee of NIS 66 for the loans of Teletel Communication Channels Ltd.

F.	For the securities, liens and stipulations of DBS see Note 13A.

Note 24 - Capital and Capital Reserves

A.           Equity

	Authorized	Registered and paid up
	December 31	December 31	December 31
	2011 and 2012	2011	2012
	Number of shares	Number of shares
Ordinary shares of NIS 0.1 par value
each	501,000,000	19,203,078	19,203,186

As of December 31, 2012, 5,862,615 shares have been purchased according to a share buyback program which was authorized by the Company’s Board of Directors.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 25 - Revenues

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$
Domestic fixed line communications
Fixed line telephony	2,202	2,320	2,179	584
Internet – infrastructure	708	1,092	1,166	312
Transmission and data
communication	507	749	784	210
Other services	161	215	218	58

	3,578	4,376	4,347	1,164

Cellular
Cellular services and terminal
equipment	3,109	3,547	3,174	850
Sale of terminal equipment	850	1,911	1,203	323

	3,959	5,458	4,377	1,173

International communications,
internet services and NEP	951	1,289	1,289	345

Others	244	253	265	71

	8,732	11,376	10,278	2,753

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 26 - Salaries

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$
Salaries and incidentals:
Operating	1,275	1,750	1,780	477
General and administrative	500	732	639	171
Share-based payments	63	182	70	19

Total salaries and incidentals	1,838	2,664	2,489	667

Less – salaries recognized in
investments in property, plant and
equipment and in intangible assets	(338)	(542)	503	135

	1,500	2,122	1,986	532

Note 27 - General and Operating Expenses*

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$
Terminal equipment and materials	880	1,693	1,263	338
Interconnectivity and payments to
domestic and international operators	1,384	910	900	241
Maintenance of buildings and sites	464	641	663	178
Marketing and general expenses	510	629	600	160
Services and maintenance by
sub-contractors	128	170	158	42
Vehicle maintenance expenses	137	142	162	43
Content services expenses	111	123	103	28
Royalties and collection fees	97	160	148	40

	3,711	4,468	3,997	1,070

*	Less expenses of NIS 61 recognized in 2012 for investments in property, plant and equipment and intangible assets (in 2011, NIS 58 and in 2010, NIS 52).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 28 - Other operating Expenses (income), net

				Convenience
				translation
				into
				U.S. dollars
	Year ended December 31			(see Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$
Provision for severance pay in
early retirement	36	369	32	9
Capital (gain) loss from sale of
property plant and equipment	-	7	(26)	(8)
Profit from copper sales	-	-	(54)	(14)
Capital loss from derecognition of
assets *	-	-	54	14
Capital gain from sale of
subsidiaries operations	(16)	(4)	10	3
Provision for contingent
liabilities, net	(61)	(29)	(17)	(4)
Expenses related to changes of
Organization structure	29	-	-	-
Loss (profit) from copper
and other forward transactions	9	(20)	-	-

	(3)	323	(1)	-

* In accordance with the decision of Bezeq’s Board of Directors to suspend the CRM project

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 29 - Financing Expenses (Income)

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$
Interest and linkage differences
from loans to an associate	(141)	(189)	(193)	(52)
Income on bank deposits,
investments and others	(37)	(51)	(42)	(11)
Change in fair value of financial
assets measured at fair value
through profit or loss	(64)	(100)	(92)	(25)
Income in respect of credit in sales,
net of discount commission	(65)	(102)	(147)	(39)
Income from available for sale
financial assets	-	-	(78)	(21)
Other financing income	(20)	(55)	(30)	(8)

Total financing income	(327)	(497)	(582)	(156)

Interest expenses on financial
liabilities	409	735	755	202
Linkage and exchange rate
differences, net	183	158	97	26
Net change in fair value through
profit or loss	17	28	8	2
Financing expenses for employee
benefits, net	20	24	18	5
Financing expenses for dividends
payable	-	83	52	14
Net change in fair value of
conversion feature with respect
to convertible debentures	56	-	-	-
Other financing expenses	31	49	65	17

Total financing expenses	716	1,077	995	266

Financing expenses, net	389	580	413	110

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 30 - Share-Based Payments

Bezeq's share-based payments

As at December 31, 2012, Bezeq has two option plans settled in shares through a net exercise mechanism and a phantom option plan, settled in cash. All of the options that were granted are non-marketable and each plan will vest in three equal lots.

The exercise price is adapted to changes in equity and distribution of a dividend. Below are additional details.

Name of plan	Number of options granted (before forfeitures) (in thousands)	Number of options in circulation as at December 31, 2012 (in thousands)	Weighted average of exercise price as at December 31, 2012 (NIS)	Weighted average of remaining contractual life
Employee option plan of 2010 (see below)	69,495	66,938	5.16	3
Option plan for senior managers and employees of the Group of 2007	65,250	3,089	2.84	4.25
Phantom options plan for senior officers in the Group granted in December 2010	16,400	16,400	7.91	3

Measurement of fair value at the grant date of the options is based on the following parameters:

Options plan for
employees 2010

Theoretical economic value at the grant date (NIS)	290

Weighted average of the fair value at the grant date	4.21-4.39

Grant date	primarily January 2011
Share price	10.45-10.62
Exercise price (NIS)	7.457
Expected volatility	25.7%-26.3%
Contractual life of the option (in years)	2.5-4
Risk-free interest rate (based on government bonds)	3.2%-4.7%

Due to the method for adjusting exercise increment to distribution of a dividend, an expected dividend percentage of 0% was assumed when calculating fair value.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 30 - Share-Based Payments (cont’d)

Bezeq's share-based payments (cont’d)

Salary expenses for share-based payments:

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$
Expenses for options for equity-
settled shares	63	176	74	20
Expenses (income) for phantom
options	-	6	(4)	(1)
	63	182	70	19

Subsequent to reporting date and until April 24, 2012, the employees exercised an additional 251,878 options.

Note 31 - Loss per Share

The calculation of basic and diluted earnings per share was based on income (loss) attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	Year ended December 31
	2010	2011	2012
	NIS	NIS	NIS
Loss attributable to ordinary
Shareholders
Basic loss for the year	(209)	(266)	(38)
Effect of diluted per share in a subsidiary	(6)	(2)	(1)

Diluted loss for the year	(215)	(268)	(39)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 31 - Loss per Share (cont'd)

	Year ended December 31
	2010	2011	2012
	Thousands of	Thousands of	Thousands of
	shares of NIS 0.1	shares of NIS 0.1	Shares of NIS 0.1
	par value	par value	par value
Weighted average number of
ordinary shares
Balance as at January 1	17,992	19,179	19,203
Effect of shares held by the company	(196)	-	-
Effect of conversion of convertible
debt into shares	1,246	19	-

Weighted average number
of ordinary shares at
December 31 (basic and diluted)	19,042	19,198	19,203

Note 32 - Transactions with Related Parties

A.	Identity of related parties

The Company’s related parties are as defined in IAS 24 (2009) – Related Party Disclosures and include: parent company - Eurocom , and other Eurocom Group companies: related parties of Eurocom, B Communications and its subsidiaries, Bezeq, Bezeq subsidiaries and affiliates and jointly-controlled entities; and associates, directors and key management personnel in the Company, the Eurocom Group companies and persons who are close to a family member of any of these individuals.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 32 - Transactions with Related Parties (cont'd)

B.	Balances with related parties

			Convenience
			translation
			into U.S. dollars
			(Note 2D)
	December 31,
	2011	2012	2012
	NIS	NIS	US$
Receivables – associates, net	71	53	14

Loans to an associate, see section C below	1,549	1,742	467

Liabilities to related parties, net *	(76)	(86)	(23)

(*)	The amounts are for parent company Eurocom, and its related parties.

C.	Loans provided to an associate

For the loans provided by Bezeq to the associate DBS, see Note 14. DBS also received loans from Eurocom DBS Ltd. The balance of the loans according to the loan terms as at December 31, 2012 is NIS 1,453 (as at December 31, 2011 – NIS 1,408). In 2012, maximum revenues and linkage differences under the terms of loans amount to NIS 45 (in 2011 - NIS 57). DBS recognizes the loans in its financial statements at fair value when received. As at December 31, 2012, the balance of the loans in the financial statements of DBS is NIS 859 (as at December 31, 2011 – NIS 737). In 2012, maximum revenues and linkage differences under the terms of loans amount to NIS 122 (in 2011 - NIS 110).

D.	Transactions with related parties

				Convenience
				translation
				into U.S. dollars
				(Note 2D)
	Year ended December 31,
	2010	2011	2012	2012
	NIS	NIS	NIS	US$
Revenues
From associates	145	217	221	59
From related parties *	6	8	7	2
Expenses
To related parties *	185	140	52	14
Associate to related parties *	106	146	95	25
To associates	5	1	1	-
Investments
Related parties *	78	97	90	24

*	The amounts are for parent company Eurocom and its related parties.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 32 - Transactions with Related Parties (cont’d)

E.	Transactions with related parties

2.	Transactions listed in section 270(4) of the Companies Law

Approval date of the general meeting (after approval of Bezeq's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction

June 10, 2010	Bezeq's three-year agreement with Eurocom for routine management and consulting services valid through to May 31, 2013.	US$ 1.2 per year.

March 27, 2012	Amendment to DBS's agreement with Eurocom and ADB, for some of the converters (50% of the original amount that was approved).	Additional cost of up to US$ 1.953.

April 24, 2012	DBS's agreement with Eurocom and ADB to purchase power supplies and converters.	For power supplies: at a total cost of US$ 131 thousand For converters: at a total cost of US$ 9.8.

July 25, 2012	Amendment of DBS's agreement with Eurocom and ADB for some of the converters (42% of the original amount that was approved).	Additional maximum total cost of up to US$ 1.3.

July 25, 2012	DBS's agreement with Eurocom and ADB to purchase yesMaxTotal converters.	Total cost of US$ 20.7. In addition, there is an additional cost of up to US$ 3.245, to the extent required by the market situation.

September 6, 2012	Postponement of some of the payments due from DBS to Bezeq and to Bezeq International, by virtue of the prior debt arrangements. See also Note 13.A.	The deferred payments to Bezeq amount to NIS 26.66. The deferred payments to Bezeq International amount to NIS 6.

October 11, 2012
Amendment to and extension of Pelephone's agreement with Eurocom Cellular Communications Ltd.  According to the amendment, the agreement will be expanded to include products manufactured by the Chinese electronics manufacturer ZTE.
Annual amount of up to US$ 300.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 32 - Transactions with Related Parties (cont’d)

E.	Transactions with related parties (cont’d)

2.	Transactions listed in section 270(4) of the Companies Law (cont’d)

Approval date of the general meeting (after approval of Bezeq's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction

January 21, 2013	Amendment to and extension of DBS's agreement with Eurocom and ADB regarding the purchase of yesMaxHd power supplies.	Additional cost of up to US$ 78.6 thousand.

Approved by Bezeq's Board of Directors on March 6, 2013 and subject to approval of the general meeting, for which a date has yet to be set.	DBS's agreement with Space Communications Ltd. for leasing space segments, in which the original agreement will be amended and extended; the agreement is valid until the end of 2028.	Total amount of up to US$ 227 (net including discounts for satellite segments leased in the existing agreement).

The financial value of the transactions described above, which were carried out in 2012, is NIS 15.

3.	Transactions that are not listed in section 270(4) of the Companies law and are not negligible

The date of approval of the Bezeq’s Board of Directors after receiving the approval of the audit committee	Nature of the transaction	Amount of the transaction

May 8, 2012	Raising of debt by DBS	Raising additional debt of up to US$ 450

F.           Agreements with the Eurocom Group and B Communications

1.	Registration rights agreement with B Communications

B Communications entered into a registration rights agreement with The Company granting it the right to register its ordinary shares it owns under the Securities Act of 1933, as amended. Under the registration rights agreement, B Communications has granted to The Company “demand” registration rights that allow it, at any time after one year following the consummation of its initial public offering in October 2007, to request that B Communications register under the Securities Act of 1933, as amended, some or all of its ordinary shares it owns. The Company is entitled to an aggregate of five demand registrations. B Communications is not required to affect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least US$ 7.5. B Communications is also not required to affect more than one demand registration during any 12-month period thereafter. B Communications is not obligated to grant a request for a demand registration within 90 days of any other demand registration.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 32 - Transactions with Related Parties (cont’d)

F.           Agreements with the Eurocom Group and B Communications (cont’d)

The Company also has “piggyback” registration rights that allow it to include B Communications' ordinary shares it owns in any public offering of equity securities initiated by B Communications (other than those public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). B Communications have also granted The Company the right to request a shelf registration on Form F-3, provided that B Communications will be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis but for no longer than one year without the consent of our audit committee.

Under the registration rights agreement B Communications agreed to indemnify The Company against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which The Company sell ordinary shares, unless such liability arose in reliance upon and in strict conformity with information furnished in writing from The Company. B Communications will pay all expenses incident to any demand registration, and The Company will pay its respective portions of all underwriting discounts, commissions and fees attributable to the sale of its ordinary shares The Company owns under the registration rights agreement.

2.	Lease of principal offices

B Communications and The Company lease principal offices from Eurocom Communications Ltd. for an annual rent of NIS 32.5 thousand for each company. In addition, Eurocom Real Estate Ltd. provides B Communications and the Comapny with parking spaces for NIS 13 thousand a year for each company. Eurocom Digital Communications Ltd. provides B Communications and The Company with additional services, such as computing services and car maintenance for an annual sum of NIS 32 thousand for each company.

3.           Financial service agreement with Eurocom Capital Finance Ltd.

In February 2008, the Company entered into an execution services agreement with Eurocom Capital Finance Ltd. which is controlled by Mr. Shaul Elovitch, its controlling shareholder and the chairman of the Board of Directors, under which Eurocom Capital Finance Ltd. provides the Company with various financial services. Under the agreement, Eurocom Capital Finance Ltd. handles the execution of the Company's financial investments pursuant to direct instructions from its Chief Executive Officer, which is based on a policy that was established by its management and approved by the Board of Directors. In consideration for these services, the Company agreed to pay Eurocom Capital Finance Ltd. fees which are customary for such agreements and on market terms. The Company paid Eurocom Capital Finance Ltd. aggregate fees of approximately NIS 470 thousand, NIS 620 thousand and NIS 553 thousand for its services in the years 2010, 2011 and 2012, respectively.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 32 - Transactions with Related Parties (cont’d)

F.           Agreements with the Eurocom Group and B Communications (cont’d)

4.	Management services agreements

B Communications entered into an arrangement with Eurocom Communications Ltd. and The Company, according to which the Company’s Chief Executive Officer, Mr. Doron Turgeman will provide management services to B Communications, The Company and Eurocom Communications Ltd.. In consideration for such services, each of Eurocom Communications, B Communications and The Company will bear 33% of Mr. Turgeman services costs.

B Communications entered into an arrangement with The Company with respect to Mr. Eli Holtzman, its former Chief Executive Officer, according to which B Communications shared Mr. Holtzman's employment costs with The Company.  In connection with Mr. Holtzman's retirement from his positions in both companies, B Communications entered into an additional arrangement with The Company, according to which The Company will pay Mr. Holtzman a one-time retirement award of US$ 800 thousand and a monthly payment and other benefits for a 15 month period commencing October 2011.

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

G.           Key management personnel compensation (including directors)

Key management personnel compensation comprised:

				Convenience
				translation into
				U.S. dollars
	Year ended December 31			(Note 2D)
	2010	2011	2012	2012
	NIS	NIS	NIS	US$
Employee benefits	5	7	4	1
Share-based payments	11	-	-	-

	16	7	4	1

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 33 - Subsequent Events

A.
For the resolution of Bezeq's Board of Directors, subsequent to the date of the financial statements, to recommend to the general meeting to distribute a cash dividend to the shareholders, see Note 13C.

B.	On March 21, 2013 and on April 14, 2013, subsequent to the date of the financial statements, DBS issued an additional NIS 73 and NIS 26, respectively, of Series B debentures.

C.
On April 8, 2013, C.F.A. Drilling Ltd., or C.F.A., purporting to be a shareholder of Bezeq, submitted a statement of claim for a declaratory judgment against Bezeq, B Communications and Mr. Shaul Elovich, to the District Court in Tel Aviv – Jaffa.  In its claim, C.F.A. asserted that B Communications, as the controlling shareholder in Bezeq, has a personal interest in the distribution of dividends by Bezeq.  C.F.A. is seeking a declaratory judgment to the effect that: (i) B Communications has a personal interest in connection with any proposed distribution of dividends at Bezeq's next general meeting; (ii) Bezeq should publicize, reasonably prior to that annual meeting, all the information made available to Bezeq's board of directors before it makes a decision whether to recommend the distribution of dividends, as well as the full minutes of the board's deliberations concerning this matter; and (iii) Bezeq should ensure the attendance at the annual meeting of the experts, if any, who delivered an opinion regarding Bezeq's solvency, in order to answer any questions that the shareholders may have prior to a decision being taking at the meeting.

On April 17, 2013, B Communications and Mr. Shaul Elovitch submitted a motion to dismiss the Claim or, in the alternative, to stay the proceeding due to pending claims in related matters (“the Motion to Dismiss”). B Communications and Mr. Shaul Elovitch also submitted a motion to extend the deadline for the submission of a Statement of Defense with regard to the claim, until 30 day after a final decision is granted in the Motion to Dismiss. At this preliminary stage, it is too early to definitively assess the claim's chances. It should be noted, however, that the claim makes no request for monetary relief and therefore no monetary damages are currently anticipated.

On April 21, 2013, the Tel Aviv District Court (Economics Department) dismissed an urgent motion to shorten the procedure for clarifying the claim filed by the plaintiff. Accordingly, the claim will be adjudicated in accordance with the dates prescribed by law, and there has been no change in the dates determined for the dividend distribution from Bezeq and the General meeting, which is scheduled for April 24, 2013, as published by Bezeq.

D.
On April 4, 2013 and April 13 2013, respectively, the Court approved the withdrawal and dismissal of two claims filed against Bezeq in the Tel Aviv District Court together with an application for its certification as a class action, alleging that in contravention of the law, Bezeq does not include a call details record in the phone bills which it sends to its subscribers. The first application estimates the amount of the class action at NIS 154. The second application estimated the amount of the class action at NIS 131.

E.
On April 10, 2013, an appeal was filed with the Supreme Court with respect to a previous claim that on February 7, 2013 was dismissed by the Tel Aviv District Court. The claim alleged that Pelephone misled a portion of its business customers by unlawfully updating its rates. The total monetary relief sought was estimated by the petitioners at approximately NIS 380, which includes reimbursement of the amounts charged to Pelephone's business customers as a result of the updated rates and cancellation of the update.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements
(All amounts are in millions except where otherwise stated)

Note 33 - Subsequent Events (cont’d)

F.
On April 22, 2013, the Company received a claim together with a motion to certify the claim as a class action, which was filed against various electronic trade websites in Israel and against Goldmind Media Ltd., a private company controlled by the Company ("Goldmind"; and collectively, the "Defendants"). The claim was filed with the Central District Court. According to the Plaintiff, the Defendants violated the law and misled consumers and users of electronic trade websites ("Surfers"), who took part in "private sale" activities (the: "Activity"). The Plaintiff alleges that as part of the Activity, the Surfers have made price quotes for purchasing various products without being aware of the actual "target prices," resulting in, allegedly, inter alia, the deception and overcharging of consumers. The aggregate amount of the class action is approximately NIS 101 million. At the present stage, due to the fact that Goldmind is a company without any business activity (and it's under voluntary liquidation process), and which sold its electronic trade activity ("P1000" Activity) over two years ago, the Company is examining whether it is necessary and required to apply the process to Goldmind or the purchasers of "P1000" Activity (in whole or in part). The Company is studying the claim and is unable, at the present stage, to evaluate the claim's likelihood of success and/or its ultimate implication, if any, for the Company and/or Goldmind.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm	DF-2

Financial Statements

Statements of Financial Position	DF-3 - DF-4

Statements of Income	DF-5

Statements of Comprehensive Loss	DF-6

Statements of Changes in Shareholders Deficit	DF-7 - DF-8

Statements of Cash Flows	DF-9 - DF-10

Notes to the Financial Statements	DF-11 - DF-52

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
D.B.S. Satellite Services (1998) Ltd.

We have audited the accompanying statements of financial position of D.B.S. Satellite Services (1998) Ltd. (“the Company”) at December 31, 2012 and 2011 and the related statements of income, comprehensive loss, changes in shareholders deficit and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Somekh Chaikin
Certified Public Accountants
Tel Aviv, Israel

March 5, 2013

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statement of Financial Position at December 31

		2012	2011
	Note	NIS thousands	NIS thousands

Assets
Cash and cash equivalents		-	13,325
Trade receivables	6	163,043	159,596
Other receivables	6	1,674	8,020
Total current assets		164,717	180,941

Broadcasting rights, net	7	377,349	330,572
Property, plant and equipment, net	8	745,365	675,954
Intangible assets, net	9	99,864	94,227
Total non-current assets		1,222,578	1,100,753

Total assets		1,387,295	1,281,694

The attached notes are an integral part of these financial statements

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statement of Financial Position at December 31

		2012	2011
	Note	NIS thousands	NIS thousands

Liabilities
Credit from banks	10	69,322	85,998
Current maturities for debentures	14	174,305	57,494
Trade payables and service providers	11	396,572	409,298
Other payables	12	172,412	167,060	*
Provisions	13	6,200	40,647	*
Total current liabilities		818,811	760,497
Debentures	14	1,364,840	1,120,806
Bank loans	10	-	337,679
Loans from shareholders	15	3,085,742	2,677,916
Other Long-term liabilities	16	73,899	28,907	*
Employee benefits	17	5,837	6,171
Total non-current liabilities		4,530,318	4,171,479
Total liabilities		5,349,129	4,931,976
Capital deficit
Share capital	21	29	29
Share premium		85,557	85,557
Warrants		48,219	48,219
Capital reserves		1,537,271	1,537,271
Capital reserve for share-based payments		10,280	10,280
Accumulated deficit		(5,643,190)	(5,331,638)
Total capital deficit		(3,961,834)	(3,650,282)
Total liabilities and capital deficit		1,387,295	1,281,694

David Efrati	Ron Eilon	Micky Neiman
Authorized to sign on behalf of the chairman of the board	CEO	CFO

(See Note 31).

Date of approval of the financial statements: March 5, 2013

* Reclassified – see Note 2.G regarding a change in classification.

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Income for the Year Ended December 31

		2012	2011	2010
	Note	NIS thousands	NIS thousands	NIS thousands

Revenues		1,635,994	1,618,809	1,582,930
Cost of revenues	22	1,067,087	1,028,168	1,128,848
Gross profit		568,907	590,641	454,082
Selling and marketing expenses	23	166,274	152,737	143,202
General administrative expenses	24	149,884	143,036	132,561
Operating profit		252,749	294,868	178,319
Financing expenses		155,431	168,991	181,584
Financing income		(1,859)	(23,163)	(9,313)
Financing expenses for shareholder loans		407,826	377,529	318,499
Financing expenses, net	25	561,398	523,357	490,770
Loss before taxes on income		(308,649)	(228,489)	(312,451)
Taxes on income	26	1,668	1,128	1,188
Loss for the year		(310,317)	(229,617)	(313,639)

Basic and diluted loss per share (in NIS)		10,380	7,681	10,491

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Comprehensive Loss for the Year Ended December 31

		2012	2011	2010
	Note	NIS thousands	NIS thousands	NIS thousands

Loss for the period		(310,317)	(229,617)	(313,639)
Other items of comprehensive income:
Actuarial losses from a defined benefit plan	17	(1,235)	(80)	(1,535)
Other comprehensive losses for the year		(1,235)	(80)	(1,535)
Total comprehensive loss for the year		(311,552)	(229,697)	(315,174)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Changes in Shareholders deficit for the Year Ended December 31

		Share capital	Share premium	Warrants	Capital reserves	Capital reserve for share-based payments	Accumulated deficit	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2012		29	85,557	48,219	1,537,271	10,280	5,331,638))	(3,650,282)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(310,317)	(310,317)
Other comprehensive loss for the year		-	-	-	-	-	(1,235)	(1,235)
Total comprehensive loss for the year		-	-	-	-	-	(311,552)	(311,552)
Balance at December 31, 2012		29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)

Balance at January 1, 2011		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(229,617)	(229,617)
Other comprehensive loss for the year		-	-	-	-	-	(80)	(80)
Total comprehensive loss for the year		-	-	-	-	-	(229,697)	(229,697)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	889	-	889
Balance at December 31, 2011		29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Changes in Shareholders deficit for the Year Ended December 31

		Share capital	Share premium	Warrants	Capital reserves	Capital reserve for share-based payments	Accumulated deficit	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2010		29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(313,639)	(313,639)
Other comprehensive loss for the year		-	-	-	-	-	(1,535)	(1,535)
Total comprehensive loss for the year		-	-	-	-	-	(315,174)	(315,174)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	2,460	-	2,460
Balance at December 31, 2010		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Cash Flows for the Year Ended December 31

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities
Loss for the year	(310,317)	(229,617)	(313,639)
Adjustments:
Depreciation and amortization	248,250	276,393	284,732
Financing expenses, net	548,997	519,716	465,562
Loss (profit) from sale of property, plant and equipment	504	(515)	(35)
Share-based payments	-	889	2,460
Income tax expenses	1,668	1,128	1,188

Change in trade receivables	(3,447)	9,251	(8,695)
Change in other receivables	6,346	3,130	363
Change in broadcasting rights, net	(46,777)	(26,082)	(19,724)
Change in payables and other liabilities	(24,271)	(39,411)	80,928
Change in employee benefits	(1,569)	(605)	(438)

	729,701	743,894	806,341
Income taxes paid	(1,337)	(1,128)	(1,188)

Net cash from operating activities	418,047	513,149	491,514

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	471	747	1,589
Purchase of property, plant and equipment	(240,686)	(207,741)	(226,728)
Payments for software and licenses	(43,531)	(32,181)	(14,897)
Payments for subscriber acquisition	-	(24,414)	(36,756)
Net cash used in investing activities	(283,746)	(263,589)	(276,792)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Cash Flows for the Year Ended December 31 (contd.)

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Cash flows from financing activities
Repayment of loans from institutions	-	-	(115,731)
Bank loans received	-	-	255,000
Repayment of bank loans	(423,235)	(97,277)	(580,718)
Repayment of debentures	(58,211)	(57,271)	(55,020)
Short-term bank credit, net	66,046	(85,294)	41,232
Payment for finance lease obligation	(1,554)	(768)	-
Interest paid	(125,674)	(114,178)	(203,444)
Issue of debentures, net	395,002	118,553	443,959
Net cash used in financing activities	(147,626)	(236,235)	(214,722)

Increase (Decrease) in cash and cash equivalents	(13,325)	13,325	-
Cash and cash equivalents as at the beginning of the year	13,325	-	-
Cash and cash equivalents as at the end of the year	-	13,325	-

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 – GENERAL

A.	Reporting entity

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998 The Company holds a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for a further six years under certain conditions. The Company’s operations are subject to, inter alia, the Communications (Telecommunications and Broadcasts) Law 1982 (“the Communications Law”) and the regulations and rules promulgated thereunder, and to the terms of the License.

Pursuant to its license Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), is required to maintain structural separation between it and its subsidiaries, and between it and the Company. In addition, the licenses of the Company and Bezeq impose restrictions on joint marketing of services (service bundles).

In 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 1988) between the Company and Bezeq by exercising the options held by Bezeq in the Company, subject to certain conditions, and ruled against the merger.

In October 2012 the Antitrust Authority notified the Company that in its opinion cooperation between the Company and between Bezeq in the marketing of a joint service bundle constitutes cooperation between (potential) competitors in a competitive arena (as a result of the above-mentioned ruling handed down by the Supreme Court) verging on a cartel arrangement (even if it complies with the terms of the broadcasting license) requiring exemption or approval under the Antitrust Law, and the Commissioner does not intend to grant an exemption from the need to obtain approval for such an arrangement.

The Company believes that as a result of the development in the competition between the telecommunications groups and the increasing importance of providing comprehensive communications services, if the restrictions on Bezeq’s control over the Company and on cooperation with Bezeq remain intact, the adverse effect of these restrictions on the Company’s results is liable to increase.

NOTE 2 - BASIS OF PREPARATION

A.	Definitions

In these financial statements -

(1)	The Company: DBS Satellite Services (1998) Ltd.

(2)	Related party: As defined in IAS 24 (2009), Related Party Disclosures

(3)	Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Israeli Securities Law, 1968

B.	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

B.	Statement of compliance (contd.)

The Company adopted IFRSs for the first time in 2006 and so the date of transition to IFRSs being January 1,2005 (hereinafter – “the date of transition”).

The financial statements were approved by the Board of Directors on March 5, 2013.

C.	Functional and presentation currency

These financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand. The NIS is the currency that represents the principal economic environment in which the Company operates.

D.	Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities: derivative financial instruments,, provisions and liabilities for employee benefits. For further information regarding the way in which these assets and liabilities are measured, see Note 3 - Significant Accounting Policies. The methods used to measure fair value are described in Note 4 – Determination of Fair Value.

The value of non-monetary assets and equity items that were measured on the historical cost basis was adjusted to changes in the CPI until December 31, 2003, since until that date Israel was considered a hyperinflationary economy.

E.	Operating cycle

The Company's operating cycle is no more than one year. Therefore, current assets and current liabilities include items intended and expected to be realized within one year from the date of the financial statements.

F.	Use of estimates and judgment

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. The Company’s management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future affected period.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

Following is information about significant estimates and judgments made by management while implementing accounting policies and which have a material effect on the financial statements:

Estimates	Principal assumptions	Possible consequences	Reference
Useful life	The useful life of groups of property plant and equipment, intangible assets and broadcasting rights	Recording depreciation expenses in the ledgers.	Note 3 (B); Note 3 (C); Note 3 (D).
Provisions and contingent liabilities	Assessment of the changes of actions against the Company and measurement of the potential liabilities for the actions.	Cancellation or creation of a provision for an action and recognition of revenues/expenses respectively.	Note 13 and Note 20.

G.	Reclassification

Insignificant amounts in the comparative figures have been reclassified in the relevant item in the financial statements.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

A.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Company at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency of the exchange rate on that date.

B.	Broadcasting rights

Broadcasting rights are stated at cost, net of broadcasting rights used.

The cost of broadcasting rights includes the amounts paid to the content provider plus direct costs incurred for adjustment of the rights to the broadcast. Broadcasting rights are amortized on the basis of actual broadcasts from the total number of expected broadcasts in accordance with management estimates, or permitted under the agreement (the part that has not been amortized by the end of the agreement is amortized in full upon termination of the agreement), or in a straight line according to the period of the rights agreement or its economic life, the shorter of the two. The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of ongoing operations in the statement of cash flows.

C.	Property, plant and equipment

(1)	Recognition and measurement

The Company elected to measure items of property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

The cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to the site and condition as intended by management. The cost of software that is integral to the functionality of the related equipment is recognized as part of the cost of that equipment.

When major parts of items of property, plant and equipment (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(2)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized as part of the carrying amount of said item if it is probable that the future economic benefits embodied in the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. Ongoing maintenance costs are recognized in the statement of income when they are created.

(3)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

Years
Broadcasting and transmission equipment	6.67;5
Installation costs *	1-3,15
Digital satellite decoders	4,5,6,8
Office furniture and equipment	6.67-14.2
Computers	3, 5

*     The costs of installation in apartments are depreciated over the period of the expected benefits from the installation.

Leasehold improvements are depreciated over the shorter of the rental period or the expected useful life of the improvements.

D.	Intangible assets

(1)	Acquisition of subscribers

Direct sale commissions paid to distributors and salespersons in respect of sales to subscribers, who have entered into a contract with the Company to purchase services, including a commitment for a defined period of time, are recognized as intangible assets. Where a subscriber terminates the agreement period, the balance of the asset is amortized immediately. Following changes in the Israeli legislation that prohibit early termination penalties  the Company ceased recognizing the sale commissions as intangible assets at the end of 2011.

(2)	Software

Standalone software that adds functionality to the hardware is classified as an intangible asset.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

(3)	Development

Development activities involve a plan for the production of products for new processes in order to bring about substantial improvements in existing products or processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The costs recognized as an intangible asset include the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and capitalized credit costs. Other development expenditure is recognized in profit or loss as incurred.

In later periods capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(4)	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use.

Estimated useful lives for the current and comparative periods are as follows:

Years
Software and licenses	3,5
Subscriber acquisition costs*	1-3
Capitalized development costs	1-5

*     Pursuant to the terms and conditions of contracts with the subscribers.

E.	Financial instruments

(1)	Non-derivative financial assets

Non-derivative financial assets comprise trade and other receivables, cash and cash equivalents.

(A)	Initial recognition of non-derivative financial assets

A financial asset is recognized when the Company accepts the contractual terms of the instrument, in other words on the date on which the Company fulfilled its obligations under the contract.

(B) De-recognition of financial assets

Financial instruments are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers the rights to receive the cash flows arising from the financial asset in a transaction where all the risks and benefits of ownership of the financial asset are transferred. Regular way sales of financial assets are recognized on the trade date, meaning on the date the company undertook to sell the asset

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

(C)   Classification of financial assets

The Company classifies financial assets as follows:

Cash and cash equivalents

Cash includes immediately usable cash balances and on-demand deposits. Cash equivalents include short-term investments (where the period between the original deposit date and the redemption date is up to 3 months) of a high level of liquidity which can easily be converted into known amounts of cash and which are exposed to insignificant risk of changes in value.

Trade receivables

Trade receivables are financial assets with payments which are fixed or which can be determined that are not traded on an active market.

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

(B)	De-recognition of financial instruments Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or canceled.

(C)
Change in terms of debt instruments

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

(C)
Change in terms of debt instruments (contd.)

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

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in profit or loss.

(4)	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is re-measured every period in accordance with the actual increase in the CPI.

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

The carrying amounts of the Company’s non-monetary assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. The Company estimates the recoverable amount if there are indications of impairment.

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

The Company has decided to recognize immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

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

The grant date fair value of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The Company has decided to present the increase in capital in a capital fund for share-based payments. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions is adjusted to reflect the number of awards that are expected to vest.

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

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

I.	Revenues

(1)	Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service.

(2)	Income from rental of digital satellite decoders is attributed proportionately over the term of the agreement.

(3)
Receipts from customers for the installation of terminal equipment which do not provide the customers with separate value are recognized as income in the statement of income over the period of enjoyment of the economic benefits.

(4)
The Company charges a deposit for the digital satellite decoders rented by its customers. The customers are entitled to receive a proportional refund of the deposit upon termination of the agreement, according to the terms in the agreement. The revenues from deposit deductions are attributed to the statement of income, according to the terms of the agreements with the customers.

(5)	Commissions: When the Company acts in the capacity of an agent rather than as the principal in a transaction, the income recognized is the net amount of commission.

J.	Income tax expense

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in the statement of income, or are recognized in other comprehensive income if they relate to items recognized in other comprehensive income.

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

K.	Leased assets

Leases where the Company bears most of the risks and rewards are classified as financing leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of future minimum lease payments. After initial recognition, the asset is treated in accordance with the accounting policies used for the asset. Other leases are classified as operating leases; the leased assets are not recognized in the Company's Statement of Financial Position.

Payments made under operating leases are recognized in the statements of income on a straight-line basis over the term of the lease. Minimum lease payments made under financing leases are apportioned between financing expenses and amortization of the outstanding liability.

At the start of the arrangement or upon re-examination, the Company determines whether an arrangement is a lease or if it contains a lease. A specific asset is subject to a lease if the existence of the arrangement depends on the use of a specific asset or assets. An arrangement transfers the right to use the asset if it transfers the right to control the use of the asset. Payments and other considerations required under the arrangement are separated at the beginning of the arrangement or upon the re-examination for the lease payments and other elements based on their relative fair values.

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

Financing expenses comprise interest expense and linkage differentials on borrowings, impairment losses of financial assets and losses on derivative instruments recognized in the statement of income. All borrowing costs are recognized in profit or loss using the effective interest method.

The statements of cash flows present interest paid as cash flows from financing operations.

N.	Transactions with a controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction.

As this is a capital transaction, the differences between the fair value and the proceeds from the transaction are attributed to equity.

O.	New standards and interpretations not yet adopted

(1)
The Company will apply the following standards and amendments to the standards (“the New Standards”) from January 1, 2013. The Company believes that the first application of these standards will not have a material effect on its financial statements:

 IFRS 13 - Fair Value Measurement.

 IAS 19 - Employee Benefits.

An amendment to IFRS 7 - Financial Instruments: Disclosures regarding rules for offsetting assets and liabilities.

(2)	IFRS 9 (2010), Financial Instruments (“the Standard”)

The Standard will be applied for annual periods beginning on or after January 1, 2015. It may be applied earlier, subject to conditions to be determined. The Company is examining the effects of adopting the Standard on the financial statements.

(3)	Amendment to IAS 32 Financial Instruments: Presentation (“the Amendment”)

The Amendment to IAS 32 will be implemented retrospectively in respect of annual periods commencing January 1, 2014 or thereafter. Early implementation is possible subject to conditions determined. The Company is examining the effects of adopting the Amendments on the financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 4 – DETERMINATION OF FAIR VALUE

A number of the Company’s accounting policies and disclosures require the determination of fair value for both monetary and non-monetary assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Derivatives

The fair value of forward exchange contracts is based on their quoted price.

B.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted by the market interest rate at the reporting date.

NOTE 5 – THE FINANCIAL POSITION OF THE COMPANY

A.
Since commencing its operations, the Company has accumulated considerable losses. The Company’s losses for 2012 and 2011 amounted to NIS 310 million and NIS 230 million, respectively. As a result of these losses, the Company's capital deficit and working capital deficit at December 31, 2012 amounted to NIS 3,962 million and NIS 654 million, respectively.

B.	1.
In May 2012 a bond was signed by the Company and a number of institutional entities (“the Lenders”) whereby the Lenders would extend a loan to the Company in the sum of NIS 392 million (“the  Bond”). The entire proceeds of the funds raised would be used to repay the long-term bank credit which the Company had obtained from the banks. The Company received the loan in July 2012 after compliance with the conditions precedent determined in the debentures.

In July 2012 the Company issued another series of debentures (Series B) by way of expansion of the series, in the sum of NIS 10 million, the proceeds of which, together with the funds from the loan for the Bond, were used in full repayment of the long-term bank credit. For details of the debentures, see Note 14.

2.	In October 2012, Standard & Poor's Maalot confirmed a rating of ilA- for the Company and for all its debentures with stable outlook.

3.	At December 31, 2012, the Company is in compliance with the financial covenants under the financing agreement and the debentures. See Note 27 for information about compliance with the covenants.

4.
The Company's management believes that the financial resources available to it, which  include the working capital deficit and  the scope of potential capital to be raised, will be sufficient for the Company’s operating needs in the coming year based on the forecasted cash flow approved by the Company’s board of directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 6 – TRADE AND OTHER RECEIVABLES

	December 31, 2012	December 31, 2011
	NIS thousands	NIS thousands

Trade receivables (1)
Outstanding debts	36,185	34,395
Credit card receivables	134,368	132,576
Less provision for doubtful debts	(7,510)	(7,375)
	163,043	159,596

Other receivables (1)
Prepaid expenses	420	853
Others	1,254	7,167
	1,674	8,020

(1)Including trade and other receivables that are related and interested parties	2,326	1,944

For further information about related and interested parties, see Note 30 – Related and interested parties. For the Company's exposure to currency and liquidity risks, see Note 29 – Financial instruments.

NOTE 7 –BROADCASTING RIGHTS, NET

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Cost	758,847	621,199
Less - rights used	381,498	290,627
	377,349	330,572

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT, NET

A.	Composition

	Broadcasting and transmission equipment	installation costs		Digital satellite decoders		Office furniture and equipment (including computers)	Leasehold improvements	Total
	NIS thousands

Cost
Balance at January 1, 2011	237,123	1,554,996	*	1,643,899	*	94,642	45,644	3,576,304
Additions during the year	6,980	77,449		127,461		13,731	1,338	226,959
Disposals during the year	-	(158)		(502)		(839)	-	(1,499)
Balance at December 31, 2011	244,103	1,632,287	*	1,770,858	*	107,534	46,982	3,801,764
Additions during the year	9,862	89,458		158,280		15,653	3,151	276,404
Disposals during the year	-	(428)		(203,250)		(184)	-	(203,862)
Balance at December 31, 2012	253,965	1,721,317		1,725,888		123,003	50,133	3,874,306

Accumulated depreciation
Balance at January 1, 2011	198,287	1,301,187	*	1,303,673	*	64,785	32,484	2,900,416
Additions during the year	13,468	91,505		109,460		10,156	2,072	226,661
Disposals during the year	-	(158)		(291)		(818)	-	(1,267)
Balance at December 31, 2011	211,754	1,392,534	*	1,412,842	*	74,123	34,557	3,125,810
Additions during the year	12,053	83,644		97,826		10,448	2,047	206,018
Disposals during the year	-	(428)		(202,399)		(60)	-	(202,887)
Balance at December 31, 2012	223,807	1,475,750		1,308,269		84,511	36,604	3,128,941

Carrying amount
At January 1, 2011	38,836	253,809	*	340,226	*	29,857	13,160	675,888

At December 31, 2011	32,349	239,753	*	350,016	*	33,411	12,425	675,954

At December 31, 2012	30,158	245,567		417,619		38,492	13,529	745,365

B.	Collateral

See Note 27.

C.	Credit acquisitions of property, plant and equipment

During the year ended December 31, 2012, the company acquired property, plant and equipment on credit in the amount of  NIS 35,718,000 (2011: NIS 19,218,000).

*              Reclassified – see Note 2.G regarding a change in classification.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 9 – INTANGIBLE ASSETS, NET

	Subscribers acquisition costs	Software licenses	Total
	NIS thousands

Cost
Balance at January 1, 2011	253,754	180,629	434,383
Additions during the year	21,240	39,950	61,190
Balance at December 31, 2011	274,994	220,579	495,573
Additions during the year	-	47,869	47,869
Disposals during the year	(119,707)	-	(119,707)
Balance at December 31, 2012	155,287	268,448	423,735
Accumulated depreciation
Balance at January 1, 2011	219,436	132,178	351,614
Additions during the year	34,692	15,040	49,732
Balance at December 31, 2011	254,128	147,218	401,346
Additions during the year	18,903	23,329	42,232
Disposals during the year	(119,707)	-	(119,707)
Balance at December 31, 2012	153,324	170,547	323,871

Carrying amount
At January 1, 2011	34,318	48,451	82,769

At January 1, 2012	20,866	73,361	94,227

At December 31, 2012	1,963	97,901	99,864

During the year ended December 31, 2012, the company acquired intangible assets on credit in the amount of NIS 4,338,000 (2011: NIS 4,595,000).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 10 - BANK CREDIT

Additional information about the Company's exposure to interest, currency CPI and liquidity risks appears in Note 29.

With respect to collateral and restrictions pertaining to credit and to financial covenants, see Note 27.

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Short-term credit	69,322	441
Current maturities of bank loans	-	85,557
Long-term loans from banks	-	337,679
	69,322	423,677

NOTE 11 – SUPPLIERS AND SERVICE PROVIDERS

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Open accounts	335,436	363,312
Notes and checks	61,136	45,986
	396,572	409,298

Including related and interested parties suppliers	89,441	119,055

For further information about related and interested parties suppliers, see Note 30 – Related and interested parties.

For the Company’s exposure to currency and liquidity risks for part of the trade balances, see Note 29 – Financial Instruments

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 12 – OTHER PAYABLES

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Employees and institutions with respect to wages	30,366	30,743
Provisions for vacation and convalescence pay	10,732	10,952
Interest payable for debentures	33,800	29,839
Deposits from customers, net	2,411	4,283
Institutions	40,227	39,061
Prepaid income	23,305	17,009
Others	31,571	35,173
	172,412	167,060

For information about the Company’s exposure to currency and liquidity risks for part of the payables balances, see Note 29 – Financial Instruments

* Reclassified – see Note 2.G regarding a change in classification.

NOTE 13 - PROVISIONS

December 31,
2012
NIS thousands

Balance at January 1, 2012	40,647 *
Provisions created during the period	4,301
Provisions realized during the period	(31,889)
Provisions eliminated during the period	(6,884)
Effect of time lapse (linkage differentials)	25
Balance at December 31, 2012	6,200

During the normal course of business, various lawsuits were filed against the Company.

For information about the lawsuits and amounts of the exposure, see Note 20.

* Reclassified – see Note 2.G regarding a change in classification.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES

December 31, 2012
	% of nominal interest and linkage*	Redemption year	Redemption of original par value	Par value	Accounting value
				NIS thousands
Debenture A	Linked + 8.4%	2012 – 2013 2014 – 2017	8% 17%	471,428	552,006
Debenture B	Linked + 5.85%	2013 – 2017 2018 – 2019	14% 15%	576,621	596,313
2012 Bond	Linked + 6.4%	2013 – 2017 2018 - 2022	8% 12%	392,000	390,826

* Each of the debentures contains a mechanism for reducing and increasing the interest in the event of occurrences stipulated in the deeds of trust and in the debentures.

A.
The Company has a series of bonds which were issued to institutional investors in 2007 and were listed on the TACT-institutional system of the Tel Aviv Stock Exchange (“the Debentures (Series A”)) pursuant to a deed of trust between the Company and Hermetic Trust (1975) Ltd. (“Trustee A” and “Deed of Trust A”), respectively).

Deed of Trust A stipulates that the Company may register first liens in favor of holders of additional debentures which it might issue and/or add them to liens in favor of the trustee without agreement from the trustee, provided that the ratio between the Company's total debt (after issue of the above debentures and including the proceeds thereof) at the end of the quarter preceding the issue, and its EBITDA in the 12 months ending at the end of the last calendar quarter does not exceed 6.5. Deed of Trust A defines total debt as the Company's debts which are secured by a first lien, unlimited in amount, on all the Company's assets pari passu with the collateral created by the Company in favor of the holders of Debentures (Series A).

Moreover, Deed of Trust A defines various events (such as insolvency proceedings, breach and exercise of liens on most of the Company's assets), which, should they occur after the warning period stipulated in the deed, will allow immediate call for repayment, pursuant to the provisions in the Deed of Trust, and the right to immediate repayment of the bank collateral, or immediate repayment of another series of debentures issued by the Company, if its balance for settlement exceeds the amount set out in the deed.

In order to enable the rating of the Debentures (Series A) the Company committed towards S&P Maalot (and only to it) that it would not make repayment on account of the shareholder loans before the end of the life of the Debentures (Series A).

B.
The Company has a series of bonds which were issued to institutional investors in 2010 and were listed on the TACT-institutional system of the Tel Aviv Stock Exchange and expanded in 2011 and in 2012 (“the Debentures (Series B”)) pursuant to a deed of trust between the Company and Hermetic Trust (1975) Ltd. (“Trustee B” and “Deed of Trust B”), respectively).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONTD.)

B.	(contd.)

Deed of Trust B stipulates that the Company may register first liens in favor of holders of additional debentures which it might issue and/or add them to liens in favor of the trustee without agreement from the trustee, provided that the rating does not drop below the rating of the Debentures (Series B) at that time (if their rating does not exceed their start rating) and that the ratio between the Company's total debt (the Company's debts which are secured by a first lien, unlimited in amount, on all the Company's assets pari passu with the collateral created by the Company in favor of the holders of Debentures (Series A), less the sums of cash and monetary deposits at the disposal of the Company) after issue of the above debentures and including the proceeds thereof) at the end of the quarter preceding the issue, and its EBITDA (the Company's total operating profit from ordinary operations, excluding financing expenses and taxes, plus depreciation and amortization and plus exceptional non-recurring provisions and expenses) in the 12 months ending at the end of the last calendar quarter does not exceed 5.7.

At December 31, 2012, the Company was in compliance with the debt/EBITDA ratio set out in Deed of Trust B (the Company's debt/EBITDA ratio at December 31, 2012 was 3.3).

Moreover, Deed of Trust B defines various events (subject to the extension periods set out in the deed), which, should they occur, will allow a call for immediate repayment of the debentures, subject to the provisions in the deed. These events include the events included for this purpose in Deed of Trust A, with certain changes, as well as additional events, among them failure to deliver the financial statements to the trustee on the dates set out in the deed, a decrease in Bezeq’s holding in the Company below the minimum rate stipulated in the deed (provided that the Company remains a private company), a merger with another company (except for with Bezeq or one of its subsidiaries), or the sale of most of its assets under conditions stipulated in the deed, cancellation of the broadcasting license or termination of communications activities, as well as non-compliance with the financial covenants set out in Deed of Trust B whereby the Company's maximum debt/EBITDA ratio should remain 5.7, as defined above.

The Company’s right to distribute dividends and repay them at the expense of shareholder loans is contingent on compliance with the financial covenant, based on the ratio between the total secured debt and its EBITDA (as these are defined in Deed of Trust B, and subject to the amendment period set out in the deed). In respect of repayment of shareholder loans, there is a further restriction whereby the repayment amount will not exceed the Company’s cumulative net profit from the beginning of 2011 onwards, less the Company's financing expenses for shareholder loans and less repayments or distributions.

In July 2012 the Company issued another series of Debentures (Series B) by way of expansion of the series, in the amount of NIS 10 million, the proceeds of which, together with the funds from the loan for the Bond, were used to repay the long-term bank credit in full.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONTD.)

C.
In May 2012 a bond was signed by the Company and a number of institutional entities (“the Lenders”) whereby the Lenders extended a loan to the Company in the sum of NIS 392 million (“the 2012 Bond”). The loan was extended to the Company in July 2012, after compliance with the conditions precedent set out in the 2012 Bond and was used (together with the proceeds of the expansion of the Debentures (Series B) which was implemented in that year) to repay the long-term bank credit which the Company had received from the banks up to that date.

The Bond stipulates various events (similar to those described in Deed of Trust B), the occurrence of which (sometimes after an extension period) could give rise to a call for immediate repayment of the loan, subject to the provisions of the Bond, including immediate repayment (not initiated by the Company) of another series of debentures issued and/or which might be issued by the Company and/or of debts owed by the Company to a financial institution, subject to the conditions set out in the Bond.

Pursuant to the provisions of the Bond, every quarter the Company shall comply with two financial covenants identical to the financial covenants determined in the amended financing agreement (subject to the cure periods and cure conditions set out in the 2012 Bond) and they are: (A) compliance with the maximum debt/EBITDA ratio which is the ratio between the total debt (the Company's debts to financial institutions, as defined in the Bond), as it is at the end of the relevant quarter, and the Company's EBITDA (which is defined in the 2012 Bond as the Company's total operating profit from ordinary operations (excluding financing expenses and taxes), plus depreciation and amortization and plus expenses which are included in the Investments item in the Company's financial statements at December 31, 2010 (whose classification was changed to expenses because of accounting policy or a directive from an authority) and plus provisions and extraordinary non-recurring expenses in the 12 months ending in the relevant quarter; (B) compliance with the maximum debt/E-C ratio which is the ratio between the total debt, as it is at the end of the relevant quarter and the Company's E-C (which according to the 2012 Bond, is the Company's EBITDA in the 12 months ending at the end of said quarter, less the Company's capex at that time). Capex is the sum of the additions to property, plant and equipment, excluding decreases and depreciation, in the 12-month period ending at the end of said quarter.

At December 31, 2012, the maximum debt/EBITDA ratio pursuant to the 2012 Bond was 5. The Company was in compliance with this covenant (at December 31, 2012 the debt/EBITDA ratio was 3). At December 31, 2012 the maximum debt/(E-C ratio pursuant to the 2012 Bond was 9.5. The Company was in compliance with this covenant (at December 31, 2012 the debt/(E-C ratio was 8.9).

The Bond also stipulates restrictions relating to the distribution of dividends and repayment of shareholder loans similar to the restrictions applicable under Deed of Trust B.

For details of the collateral created by the debentures see Note 27.

Repayment dates of the CPI-linked principal

December 31, 2012
NIS thousands
2013	174,305
2014	239,916
2015	239,916
2016	239,916
2017	239,916
2018 and onwards	418,308
1,552,277

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 15 – LOANS FROM SHAREHOLDERS

A.

	Interest and	December 31,	December 31,
	linkage	2012	2011
		NIS thousands	NIS thousands

Balance of the loans based on their nominal terms:
Old shareholder loans (1)	Linked	2,340,213	2,306,939
New shareholder loans (2)
Loans granted until April 27, 2003	Linked and bearing 5.5% interest	439,974	411,047
Loans granted after April 27, 2003	Linked and bearing 11% interest	1,620,177	1,438,455
		4,400,364	4,156,441

Less – excess of amounts of loans over their fair value upon receipt, after cumulative reduction (at the effective interest rate) (3)		(1,314,622)	(1,478,525)
		3,085,742	2,677,916

(1)	The loans do not have a repayment date.

(2)
The loans extended by some of the Company's shareholders from July 10, 2002 ("the New Shareholder Loans"), have preference over the Old Shareholder Loans. In accordance with the agreement, the New Shareholder Loans will be eligible for full settlement by the Company before any dividend is distributed by the Company and/or the repayment of the Old Shareholder Loans extended to the Company by the shareholders, and subject to the Company's cash flows and liabilities under the agreements with the banks and with some debenture holders. The new loans also have no repayment dates.

(3)
The shareholder loans are presented in the financial statements at their fair value when they are received. The fair value of the loans is determined according to the current value of the expected cash flows for repayment of the loans, taking into consideration the dates on which the shareholders may make a first demand for repayment of the loans (in accordance with the restrictions in the agreements with the banks and debenture holders), and the interest rates applicable to loans with similar risks upon receipt of the loans.

In 2007, during the process of rating the Debentures (Series A) with the rating company, the Company committed towards the rating company (and only to it) that it would not make repayment on account of the shareholder loans before the end of the life of the Debentures (Series A).

When a change in the terms of the loans results in a difference of over 10% in the discounted cash flows, the difference between the expected cash flows prior to the change when they are discounted at the interest rate on the date on which the loans are provided, and their discounted value at the interest rate on the date of the change, is recognized in financing expenses.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 15 – LOANS FROM SHAREHOLDERS (CONTD.)

A.	(contd.)

The difference between the current value of the new cash flows, when they are discounted at the interest rate on the date of the change, and the old cash flows when they are discounted at the interest rate on the date of the change, is recognized in the capital reserve under equity.

The interest rate on the date of the change is determined in accordance with a professional opinion received by the Company from an external consultant, stating that the interest rate for discounting the interest-free shareholder loans is 15.63%, and the interest rate for discounting the shareholder loans bearing interest at a rate of 5.5% is 15.58%.

When the Debentures (Series B) and the 2012 Bond were issued a restriction was imposed on the Company's right to distribute dividends and repay shareholder loans. . See Note 14. This is not a material change in the terms as set out above, therefore it had no effect on the Company’s financial statements.

B.
In accordance with the agreement between the Company and its shareholders, the shareholders that provided the new shareholder loans were awarded rights to receive additional shares in the Company or warrants exercisable into Company shares pro rata to their contributions.

Accordingly, these shareholders were allocated additional shares in the Company and options exercisable into Company's shares. The options are exercisable at any time and at no additional consideration, and they are transferable as though they were shares, subject to the approval of the banks according to the financing agreements.

Exercise of the options allocated to Bezeq and changes in certain holdings in the Company are contingent on regulatory approvals. For the ruling regarding non-approval of the merger between Bezeq and the Company, see Note 1.

NOTE 16 – OTHER LONG-TERM LIABILITIES

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Open debts	56,900	18,767
Advance revenues	16,999	10,140
Total other long-term trade liabilities	73,899	28,907
Open debts with related parties (1)	36,923	16,681

(1)
In September 2012 agreements were approved to defer part of the payments owed by the Company to Bezeq and Bezeq International by virtue of the previous debt restructuring arrangements between the Company and between them (NIS 27 million and NIS 6 million, respectively). Under the agreements the payments will be deferred for 18 months and in this period the payments will bear interest of prime + 4%.

* Reclassified – see Note 2.G regarding a change in classification.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, termination benefits and short-term benefits.

The Company has defined benefit plans for post-employment benefits and it makes contributions to central severance pay funds and appropriate insurance policies.

The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law, 1963.

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Current value of obligations	10,210	11,797
Fair value of plan assets	(4,373)	(5,626)

Liability recognized for a defined benefit plan	5,837	6,171
Other liabilities	11,962	14,869
Total employee benefits	17,799	21,040
Presented under the following items:
Other payables	11,962	14,869
Long-term employee benefits	5,837	6,171
	17,799	21,040

Post-employment benefit plans – defined benefit plan

A.	Change in the current value of the defined benefit obligations

	2012	2011
	NIS thousands	NIS thousands

Balance of obligation in respect of a defined benefit plan at January 1	11,797	11,891
Current service cost	947	1,300
Financing expenses with respect to obligations	420	544
Actuarial losses (gains) recognized in other comprehensive income	2,276	(307)
Benefits paid according to the plan	(5,230)	(1,631)
Balance of obligation at end of year	10,210	11,797

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

B.	Change in plan assets

	2012	2011
	NIS thousands	NIS thousands

Fair value of plan assets at January 1	5,626	5,195
Amounts deposited in the plan	945	649
Expected return on plan assets	193	256
Actuarial gains (losses) recognized in other comprehensive income	1,041	(387)
Benefits paid according to the plan	(3,432)	(87)
Fair value of plan assets at end of year	4,373	5,626

C.	Expense recognized in profit or loss

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Current service cost	947	1,300	1,346
Interest for obligation	420	544	650
Expected return on plan assets	(193)	(256)	(353)
	1,174	1,588	1,643

The expense is included in the following items in the statement of income:

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Cost of sales	520	715	738
Selling and marketing expenses	324	442	460
General and administrative expenses	103	143	148
	947	1,300	1,346

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

D.	Actuarial gains and losses recognized directly in other comprehensive income

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Amount accrued at January 1	4,123	4,043	2,508
Amount recognized during the year	1,235	80	1,535
Amount accrued at December 31	5,358	4,123	4,043

E.	Main actuarial assumptions

	2012	2011	2010
	%	%	%

Discount rate at December 31	0.6	1.85	1.7
Future salary increases	2	2	2

Assumptions regarding future mortality rate are based on published statistics and mortality tables.

The expected long-term yield rate on the assets is 1.85%. This rate is based on the asset portfolio as a whole and not on the yield of the separate asset groups. The return is based exclusively on historical returns, without adjustments.

F.	Historical information

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Present value of the defined benefit obligation	10,210	11,797	11,891
Fair value of plan assets	(4,373)	(5,626)	(5,195)
Deficit in the plan	5,837	6,171	6,696

G.	Post-employment benefit plans – defined contribution plan

	Year ended December 31,
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Amount recognized as an expense in respect of a defined deposit plan	12,349	11,771	9,526

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 18 – SHARE-BASED PAYMENTS

In September 2008, 4,250,000 options of Bezeq were allocated to the CEO of the Company. The options are exercisable into Bezeq shares at an exercise price of NIS 5.24 per option (the exercise price at the allocation date, adjusted to distribution of dividends by Bezeq as from the allocation date). The fair value of all the options on the allocation date was NIS 10,280,000. The options vest in three equal annual lots. Up to the reporting date, all three lots have vested.

NOTE 19 – COMMITMENTS

1.	At December 31, 2012, the Company has agreements for the acquisition of broadcasting rights. In the year ended December 31, 2012, acquisition of these rights amounted to NIS 192 million.

2.	At December 31, 2012, the Company has agreements for the acquisition of channels. In the year ended December 31, 2012, expenses for use of channels acquired by the Company amounted to NIS 286 million.

3.
The Company has operational leasing contracts for the buildings it occupies. The primary lease expires in 2014, with an option to extend the lease for another five years. The rental fees are linked to the CPI. The Company also has several other leasing contracts for various periods.

The expected rent for the forthcoming years, calculated according to the rent on December 31, 2012, is as follows:

NIS thousands

2013	10,735
2014 to 2016	11,727

4.
Operating lease

The Company has a number of operating lease agreements for periods of up to 36 months for the vehicles it uses. The balance of the contractual annual lease payments, calculated according to the payments in effect at December 31, 2012, is NIS 16 million.

5.
Royalties

In accordance with the terms of the license, the Company has a liability to pay royalties to the State of Israel, calculated on the basis of income from broadcasting services as defined in the relevant regulations.

In accordance with the Communications Regulations 2006, the rates of applicable royalties are as follows: 2011 – 1%, 2011 – 1.75%, 2012 – 1.75%. From 2013, the rate of royalties is 0%.

6.
Agreement with NDS Limited ("NDS"): The Company entered into several agreements with NDS to acquire services in respect of the Company's encoding, broadcasting and receiving systems and hardware for these services. In 2012 and 2011, the Company's payments to NDS amounted to NIS 38 million and NIS 35 million, respectively.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 19 – COMMITMENTS (CONTD.)

7.
In August 2000, the Company entered into in a three-way contract to purchase decoders from Eurocom Marketing (1986) Ltd. ("Eurocom") and Advanced Digital Broadcast Ltd ("ADB"). Eurocom is an interested party of the Company.

In 2012 and 2011, the Company's payments to Eurocom for the purchase of decoders amounted to NIS 89 and NIS 102 million, respectively.

The Company purchases HD Zapper decoders from another supplier under an agreement from August 2011. In 2012 the Company’s payments to this supplier totaled NIS 19 million while the Company has not yet paid this supplier for 2011.

8.
The Company entered into an agreement with Space Communications Ltd. to receive space segment capacity. The agreements are not dependent on the use of specific space segments and Space Communications Ltd. has the ability to supply the service by means of other space segments which meet the Company's requirements. The transaction is therefore presented as a transaction for the receipt of services. Space is an interested party of the Company.

In 2012 and 2011, the Company's payments to Space amounted to NIS 108 million and NIS 100 million, respectively.

9.
In October 2012 the Company signed a settlement agreement with the Union of Composers, Songwriters and Publishers of Israeli Music Ltd. ("ACUM"), regulating the disputes which had arisen between ACUM and the Company in relation to the sum of additional royalties owed by the Company (over and above the advance payment already made) for the years 2003 to 2011. The settlement agreement also determines the annual royalty rates to be paid by the Company for the years 2012 to 2016.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – CONTINGENT LIABILITIES

1.	Guarantees

To assure its obligations, the Company has made available guarantees in the amount of NIS 42 million (including guarantees to the State of Israel in the amount of NIS 40 million).

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

The additional exposure at December 31, 2012, owing to legal claims filed against the Company amounts to NIS 201,535,000. These amounts and all the amounts of the claims in this Note are before the addition of interest and linkage.

Below are details of the material contingent claims against the Company at December 31, 2012, classified into groups with similar characteristics.

A.	Employee claims

During the normal course of business, collective and individual claims were filed against the Company by employees and former employees of the Company. These are claims which are primarily allegations of non-payment of salary components and delay in salary payment. At December 31, 2012, the total amount of these claims amounted to NIS 54,980,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, appropriate provisions amounting to NIS 1,550,000 have been included in the financial statements, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, claims were filed against the Company by its customers. These are mainly motions for certification of class actions and the ensuing claims concerning the alleged unlawful collection of payment and impairment of the services provided by the Company. At December 31, 2012, these claims amount to NIS 146,155,000. In the opinion of the management of the Company, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 3,038,000, where provisions are required to cover the exposure resulting from such claims.

After the balance sheet date, a settlement agreement for two class actions whose claims totaled NIS 32,608,000 was given the force of a court judgment.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – CONTINGENT LIABILITIES (CONTD.)

2.	Legal claims (contd.)

C.	Supplier and communication provider claims

During the normal course of business, various legal claims have been filed against the Company by suppliers who supply the Company with goods and/or services. The main claim was filed for alleged damage caused to a supplier as a result of the Company's negligence.

At December 31, 2012, these claims amounted to NIS 400,000. The Company's lawyers believe that financial resources will not be needed to dismiss these claims.

NOTE 21 – EQUITY

A.	Share capital

The equity consists of ordinary shares of NIS 1 par value each, as follows:

	December 31,	December 31,
	2012	2011
	Number of shares and amount in NIS thousands

Issued and paid in share capital	29	29
Registered capital	39	39

B.	Warrants for shareholders

See Note 15(B).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 22 – COST OF REVENUES

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	145,811	148,746	148,545
Content costs	317,301	277,505	350,688
Utilized broadcasting rights	153,959	147,116	168,799
Use of space segments	92,348	85,278	89,990
Depreciation and amortization	201,541	220,180	237,260
Car allowance	21,406	26,601	25,409
Royalties	16,948	17,438	10,944
Other	117,773	105,304	97,213
	1,067,087	1,028,168	1,128,848

NOTE 23 – SELLING AND MARKETING EXPENSES

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	61,665	41,662	29,805
Advertising	70,435	61,846	67,624
Marketing consultation	1,728	1,662	1,729
Car allowance	9,180	8,561	8,786
Depreciation and amortization	19,181	34,829	32,165
Other	4,085	4,177	3,093
	166,274	152,737	143,202

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 24 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	61,103	57,073	54,347
Share-based payment	-	889	2,460
Professional consultation and fees	11,196	11,107	10,100
Rental and maintenance fees	15,734	13,983	13,181
Depreciation and amortization	27,528	21,384	15,307
Provisions for doubtful and bad debts	1,116	1,933	805
Subcontractors (mainly for system maintenance)	17,534	20,661	20,462
Other	15,673	16,006	15,899
	149,884	143,036	132,561

NOTE 25 - FINANCING EXPENSES, NET

Recognized in profit or loss

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Income from interest on bank deposits	(817)	(981)	(316)
Change in fair value of financial assets at fair value through profit and loss	(140)	(5,378)	(351)
Other financing income	(902)	(16,804)	(8,646)
Financing income recognized in profit and loss	(1,859)	(23,163)	(9,313)

Expenses for shareholder loans	243,923	263,263	228,464
Expenses for discounting of shareholder loans	163,904	114,266	90,035
Change in fair value of financial assets at fair value through profit and loss	361	4,250	7,244
Interest expenses for financial liabilities	110,250	114,649	127,544
Expenses for linkage differences	21,887	31,283	19,449
Expenses from exchange rate changes	6,021	6,221	277
Other financing expenses	16,911	12,588	27,070
Financing expenses recognized in profit and loss	563,257	546,520	500,083

Net financing expenses recognized in profit and loss	561,398	523,357	490,770

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 26 – INCOME TAX

        A.   Deferred tax assets and liabilities

At the balance sheet date, the Company has losses and deductions for inflation of NIS 5 billion for tax purposes carried forward to the next year (in 2011, NIS 4.8 billion).

Loss balances and deductions carried forward to the next year are linked to the CPI until the end of 2007.

The deductible temporary differences and tax losses do not expire under current tax legislation. The Company does not create deferred tax assets since it is not probable that future taxable income will be available against which it can utilize the tax benefits.

B.	Tax assessments

The Company has received final tax assessments up to and including 2008.

C.	Effective tax rate

The main reconciling item between the Company's statutory tax rate and the effective tax rate is the difference arising from non-recognition of tax benefits for losses accrued by the Company. The above losses are not recognized because of the Company's uncertainty regarding realization of these tax benefits.

NOTE 27 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES

A.	The Company’s secured liabilities and guarantees are as follows:

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Debentures	1,539,145	1,178,300
Credit from banks (1)	69,322	423,677
Guarantees	41,709	41,302

1.
The Company is a party to a financing agreement with a bank consortium from May 23, 2001, which was amended and re-expressed in July 2012 (respectively: “the Bank Financing Agreement” or “the Financing Agreement” or “the Banks”). When the amended Financing Agreement took effect, the Company repaid all the long-term bank credit granted to it until that date, (see Note 14).

Under the Financing Agreement a current credit facility of NIS 170 million was granted to the Company until the end of 2015 as well as a hedging facility of USD 10 million. Use of these frameworks facilities is restricted to the Company's total working capital requirements calculated on the basis of the formula determined in the amended Financing Agreement which is dependent on the balance of the Company's receivables, its unused broadcasting rights, the depreciated cost of the decoders and its balance of payables pursuant to the financial statements.

Under the amended Financing Agreement, the Company has to comply with two financial covenants similar to the 2012 Bond every quarter – see Note 14 (C).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 27 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONTD.)

Under the amended Financing Agreement there are restrictions relating to repayment of shareholder loans and distributions which are set out in the 2012 Bond (as described in Note 14), This is instead of the restrictions which had been applicable until now in relation to repayment of shareholder loans and the prohibition on distributions.

The amended Financing Agreement also sets out grounds for immediate repayment, including various breaches of the Financing Agreement, engaging in non-communications activity, liquidation and receivership proceedings against the Company, cancellation or suspension of the broadcasting license, unauthorized changes of ownership, breach of material agreements defined in the Financing Agreement, immediate recall or the existence of grounds for immediate recall of amounts owed by the Company to debenture holders, other banks or financial institutions as well as non-compliance with the financial covenants set forth in the Financing Agreement. The amended Financing Agreement also stipulates that the creation of liens and raising of debt secured by liens (excluding exceptional instances) is conditional upon the receipt of consent from the banks.

The Financing Agreement also determines mechanisms for the raising and lowering of interest rates.

B.	1. The Company created the following liens in favor of each one of Trustee A, Trustee B and the Lenders pursuant to the 2012 Bond (“the Institutional Lenders”):

1.1
Floating first liens, unlimited in amount, on all the Company's assets (excluding exceptions arising from the Communications Law), which contain a condition limiting the creation of additional liens (subject to the exceptions stipulated in the Financing Agreements);

1.2
Fixed first liens, unlimited in amount, on the Company's rights and assets including its rights under material agreements to which it is party, its unissued registered capital, its goodwill, certain intellectual property rights and insurance rights to which it is entitled under the insurance policy issued for it. These fixed liens will not apply to the exceptions arising from the provisions of the Communications Law.

In this section, jointly: “the Collateral”:

2.
The Collateral is in the form of first liens equal (pari passu) to each other. The creation by the Company of additional liens in favor of the banks is subject to consent from the Institutional Lenders unless these liens are also recorded in favor of the Institutional Lenders. In the event that the Collateral is realized and/or the assets secured by the Collateral are realized, including by holders of other securities who receive a lien on those assets, the receipts from the exercise will be distributed pro rata among all the holders of the Collateral, whereby each holder will receive a proportionate share of the receipts equal to the proportionate share of the debt owed to it (as defined in the Financing and Debenture Agreements) divided by the total debt secured by said assets.

C.
Under the provisions of Deed of Trust B, if Bezeq gives Trustee B a guarantee for the Company's liabilities to the holders of Debentures (Series B), and as long as Bezeq's rating does not drop below its rating or its equivalent in another rating company (the higher of the two), then, henceforth the Collateral created by the Company in favor of Trustee B will be canceled, the restriction on the expansion of the series and the issue of additional securities secured by the same Collateral will be canceled, the restriction on the repayment of shareholder loans and distribution of dividends will be canceled, and some of the grounds for immediate repayment available to Trustee B under Deed of Trust B will also be canceled. Moreover, increases in interest caused by a rating downgrade, if any, will also be canceled.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 28 - FINANCIAL RISK MANAGEMENT

A.	General

The Company is exposed to the following risks arising from the use of financial instruments:

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

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit loss at the reporting date is described in the table below:

	December 31,	December 31,
	2012	2011
	NIS thousands

Trade receivables	163,043	159,596
Other receivables	1,254	7,167
	164,297	166,763

(2)	Aging of debts and impairment losses

	December 31,	December 31,
	2012	2011
	NIS thousands

Not past due	154,240	154,211
Past due up to one year	8,984	8,749
Past due one to two years	2,106	4,788
Past due more than two years	6,477	6,390
	171,807	174,138
Less provision for doubtful debts	(7,510)	(7,375)
Total	164,297	166,763

(3)	Changes in provision for doubtful and bad debts:

	December 31,	December 31,
	2012	2011
	NIS thousands

Balance at January 1	7,375	7,700
Increase (Decrease)	135	(325)
Balance at December 31	7,510	7,375

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including interest payments. This disclosure does not include amounts where offset agreements exist.

	December 31, 2012
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest – on call	69,322	69,322	69,322
Debentures, including accrued interest	1,572,945	1,987,962	85,754	194,999	334,506	900,536	472,168
Loans from shareholders	3,085,742	4,400,364	-	-	-	-	4,400,364
	4,728,009	6,457,648	155,076	194,999	334,506	900,356	4,872,532

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk (contd.)

	December 31, 2011
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest – on call	441	441	441	-	-	-	-
Credit from banks at variable interest – long-term loan	86,334	97,392	12,558	13,123	25,220	46,491	-
Credit from banks at fixed interest	343,017	393,446	36,062	55,655	106,607	195,122	-
Debentures, including accrued interest	1,208,140	1,556,143	42,633	99,850	219,217	776,955	417,488
Loans from shareholders	2,677,916	4,156,469	-	-	-	-	4,156,469
	4,315,848	6,203,891	91,694	168,628	351,044	1,018,568	4,573,957

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows:

	December 31, 2012
	Unlinked	CPI-linked	In foreign currency or foreign currency linked (mainly USD)	Non-monetary items	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Current assets
Trade receivables	161,722	-	1,321	-	163,043
Other receivables	1,252	2	-	420	1,674
Total current assets	162,974	2	1,321	420	164,717
Current liabilities
Credit from banks	69,322	-	-	-	69,322
Current maturities for debentures	-	174,305	-	-	174,305
Suppliers and service providers	252,250	1,404	142,918	-	396,572
Other payables	112,897	36,210	-	23,305	172,412
Provisions	1,299	4,901	-	-	6,200
Total current liabilities	435,768	216,820	142,918	23,305	818,811
Non-current liabilities
Debentures	-	1,364,840	-	-	1,364,840
Shareholder loans	-	3,085,742	-	-	3,085,742
Other long-term liabilities	56,159	741	-	16,999	73,899
Total non-current liabilities	56,159	4,451,323	-	16,999	4,524,481
Surplus liabilities over assets	328,953	4,668,141	141,597	39,884	5,178,575

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows: (contd.)

	December 31, 2011*
	Unlinked	CPI-linked	In foreign currency or foreign currency linked (mainly USD)	Non-monetary items	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Current assets
Cash and cash equivalents	13,325	-	-	-	13,325
Trade receivables	159,128	-	468	-	159,596
Other receivables	7,165	2	-	853	8,020
Total current assets	179,618	2	468	853	180,941
Current liabilities
Borrowings from banks	85,998	-	-	-	85,998
Current maturities for debentures	-	57,494	-	-	57,494
Suppliers and service providers	277,987	7,004	124,307	-	409,298
Other payables	93,759	40,238	16,054	17,009	167,060
Provisions	34,690	5,957	-	-	40,647
Total current liabilities	492,434	110,693	140,361	17,009	760,497
Non-current liabilities
Debentures	-	1,120,806	-	-	1,120,806
Bank loans	337,679	-	-	-	337,679
Shareholder loans	-	2,677,916	-	-	2,677,916
Other long-term liabilities	16,681	2,085	-	10,141	28,907
Total non-current liabilities	354,360	3,800,807	-	10,141	4,165,308
Surplus liabilities over assets	667,176	3,911,498	139,893	26,297	4,744,864

* Reclassified – see Note 2.G regarding a change in classification.

(2)	CPI and material currencies:

	December 31,	December 31,	Change (%)	Change (%)
	2012	2011	2012	2011

CPI in points	117.87	115.97	1.64	2.16
USD exchange rate per 1 USD	3.733	3.821	(2.3)	7.7
Euro exchange rate per 1 Euro	4.921	4.938	(0.34)	4.2

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Interest rate risk

Types of interest of the Company's interest-bearing financial instruments:

	Carrying amount	Carrying amount
	2012	2011
	NIS thousands	NIS thousands

Fixed-interest instruments
Other receivables	271	-
Financial liabilities	3,678,513	4,199,234
Total	3,678,242	4,199,234

Variable-interest instruments
Financial liabilities	36,923	86,775

E.	Fair value compared to carrying amount

The carrying amount of assets and liabilities correspond with or are close to their fair values.

Fair value of financial assets and liabilities which are not stated at fair value are as follows:

	2012		2011
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Bank loans	69,322	69,322	423,235	405,664
Debentures, including accrued interest	1,572,945	1,706,884	1,208,140	1,138,728
	1,642,267	1,776,206	1,631,375	1,544,392

See Note 4 regarding the basis for determining fair value.

The interest rates used to discount estimated cash flows, where applicable, are based on the government yield curve similar to that of the Company.

F.	Derivative financial instruments

The Company has limited involvement in derivative financial instruments. The Company contracts such transactions to hedge its cash flows.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

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

Sensitivity analysis at December 31, 2012

Deviation rate from inflationary target	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(9,600)	(4,800)	4,800	9,600

Sensitivity analysis at December 31, 2011

Deviation rate from inflationary target	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(7,680)	(3,840)	3,840	7,680

(2)	Sensitivity analysis of changes in exchange rates

The Company has financial instruments that are sensitive to changes in the exchange rates of the US dollar and/or the euro against the shekel. The sensitivity analysis of 5% and 10% refers to the rate of change in the exchange rate.

Sensitivity analysis at December 31, 2012

Rate of change in NIS/USD	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(13,876)	(6,938)	6,938	13,876

Sensitivity analysis at December 31, 2011

Rate of change in NIS/USD	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(13,990)	(6,995)	6,995	13,990

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 – TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A.	Transactions with interested and related parties

	December 31,
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Revenues	376	1,446	1,165
Cost of revenues (1)	104,129	98,729	101,251
General and administrative expenses	4,015	2,075	2,376
Financing expenses	412,495	384,074	320,032
Salary and benefits for interested parties employed by the Company	2,815	3,682	5,802

(1)	The expenses consist primarily of space leasing costs from an interested party, (see Note 19).

B.	Balances with related parties

	December 31, 2012	December 31, 2011
	NIS thousands	NIS thousands

Loans from shareholder (see Note 15)	3,085,742	2,677,916
Current liabilities	89,441	119,055
Non-current liabilities	36,923	16,681
Receivables and debtit balances	2,326	1,944

NOTE 31 –  APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the date of approval of the financial statements, the Company’s board of directors does not have an incumbent chairman. Consequently, on March 5, 2013, the Company’s board of directors authorized David Efrati, a director in the Company, to serve as chairman of the board of directors’ meeting convened to approve and to sign the Company’s financial statements at December 31, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNET GOLD – GOLDEN LINES LTD.

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

By:	/s/ Ehud Yahalom
Ehud Yahalom
Principal Financial Officer

Dated: April 24, 2013