Form 20-F
period 2013-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2014-04-28
CIK 1090159

•
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

2 Dov Friedman Street, Ramat Gan 5250301, Israel
(Address of principal executive offices)

Doron Turgeman, CEO, +972-3-9240000 (phone), +972-3-9399832 (fax)
2 Dov Friedman Street, Ramat Gan 5250301, Israel
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

(as of December 31, 2013)

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

On April 14, 2010, our principal subsidiary, B Communications, completed the acquisition of the controlling 30.44% interest in Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications) for an aggregate cash purchase price of approximately NIS 6.5 billion. In accordance with the terms of the transaction, effective as of the closing of the acquisition, B Communications designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors, which numbers 11 directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition. B Communications currently owns 30.89% of Bezeq’s outstanding shares. B Communications’ ordinary shares are listed on the NASDAQ Global Select Market (symbol: BCOM) and on the TASE. We currently own 68% of the ordinary shares of B Communications.

The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries and 49.8% ownership of the satellite television provider, YES, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, Internet service provider, or ISP, services, international telephony, or ILD, services, international and domestic data transfer and network services and information and communication technology, or ICT, services, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share, as indicated in the chart below.

As used in this annual report, the terms “we,” “us” and “our” mean Internet Gold - Golden Lines Ltd. and its subsidiaries, “B Communications” means B Communications Ltd., “SP1” means B Communications (SP1) Ltd., “SP2” means B Communications (SP2) Ltd., Goldmind means Goldmind Media Ltd., “Eurocom Communications” means Eurocom Communications Ltd., “Bezeq” means Bezeq - The Israel Telecommunications Corp., Ltd.; “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” or “YES” (the trade name for DBS) means DBS Satellite Services (1998) Ltd. Bezeq, Pelephone, Bezeq International and YES are sometimes referred to as the Bezeq Group in this annual report.

Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels and are translated into U.S. dollars at the representative rate of exchange at December 31, 2013 (NIS 3.471= $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

Forward Looking Statements

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

TABLE OF CONTENTS

Page
PART I		7
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3.	KEY INFORMATION	7
A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	8
C.	Reasons for the Offer and Use of Proceeds	8
D.	Risk Factors	8
ITEM 4.	INFORMATION ON THE COMPANY	27
A.	History and Development of the Company	27
B.	Business Overview	28
C.	Organizational Structure	79
D.	Property, Plants and Equipment	80
ITEM 4A.	UNRESOLVED STAFF COMMENTS	80
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	80
A.	Operating Results	80
B.	Liquidity and Capital Resources	95
C.	Research and Development, Patents and Licenses	116
D.	Trend Information	116
E.	Off-Balance Sheet Arrangements	116
F.	Tabular Disclosure of Contractual Obligations	117
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	117
A.	Directors and Senior Management	117
B.	Compensation	119
C.	Board Practices	120
D.	Employees	125
E.	Share Ownership	125
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	126
A.	Major Shareholders	126
B.	Related Party Transactions	127
C.	Interests of Experts and Counsel	133
ITEM 8.	FINANCIAL INFORMATION	133
A.	Consolidated Statements and Other Financial Information	133
B.	Significant Changes	140
ITEM 9.	THE OFFER AND LISTING	140
A.	Offer and Listing Details	140
B.	Plan of Distribution	141
C.	Markets	141
D.	Selling Shareholders	141
E.	Dilution	141
F.	Expense of the Issue	142
ITEM 10.	ADDITIONAL INFORMATION	142
A.	Share Capital	142
B.	Memorandum and Articles of Association	142
C.	Material Contracts	146
D.	Exchange Controls	146
E.	Taxation	147
F.	Dividends and Paying Agents	153
G.	Statement by Experts	153
H.	Documents on Display	153
I.	Subsidiary Information	154
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS	154
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	156
PART II		156
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	156

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.	Selected Financial Data

The tables below as of and for the five years ended December 31, 2013 set forth selected consolidated financial data, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 appear in this annual report.

Consolidated Statement of Income Data:

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	(NIS in millions, except share and per share data)					($ in millions, except share and per share data)

Revenues	1,243	8,732	11,376	10,278	9,563	2,755
Depreciation and amortization	99	2,295	2,984	2,367	2,014	580
Salaries	171	1,500	2,109	1,980	1,874	540
General and operating expenses	811	3,711	4,468	3,997	3,586	1,033
Other operating expenses	2	(3)	323	(1)	57	17
	1,083	7,503	9,884	8,343	7,531	2,170
Operating income	160	1,229	1,492	1,935	2,032	585
Finance expense	134	716	1,079	997	931	268
Finance income	(132)	(327)	(497)	(582)	(535)	(154)
Finance expense, net	2	389	582	415	396	114
Income after financing expenses (income), net	158	840	910	1,520	1,636	471
Share of losses in equity-accounted investee	–	235	216	245	252	72
Income before income tax	158	605	694	1,275	1,384	399
Income tax	58	385	656	556	524	151
Net income (loss) for the year	100	220	38	719	860	248
Income (loss) attributable to owners of the Company	62	(209)	(264)	(37)	26	8
Income (loss) attributable to non-controlling interest	38	429	302	756	834	240
Net income (loss) for the year	100	220	38	719	860	248
Basic earnings (loss) per share.	3.39	(11.11)	(13.46)	(1.94)	1.33	0.38
Diluted earnings (loss) per share	3.39	(11.23)	(13.50)	(1.97)	1.26	0.36

Statements of Financial Position:
	December 31,
	2009	2010	2011	2012	2013	2013
	(NIS in millions)					($ in millions)

Cash and cash equivalents	1,350	404	1,447	764	867	250
Total assets	2,846	24,320	25,262	22,806	21,410	6,168
Total current liabilities	1,009	4,305	4,780	4,899	4,104	1,182
Non-current liabilities	1,144	12,304	16,249	14,427	14,153	4,078

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

Period	Average

Year ended December 31, 2009	3.923
Year ended December 31, 2010	3.732
Year ended December 31, 2011	3.579
Year ended December 31, 2012	3.733
Year ended December 31, 2013	3.601

Period	High	Low

November 2013	3.569	3.519
December 2013	3.530	3.471
January 2014	3.507	3.483
February 2014	3.549	3.496
March 2014	3.504	3.459
April 2014 (through April 28)	3.493	3.461

On April 28, 2014, the representative rate of exchange was NIS 3.47 = $1.00 as published by the Bank of Israel.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to the Bezeq Group’s Business

Competition from other telecommunications providers and recent and potential changes in the competitive environment and communications technologies could adversely affect the Bezeq Group’s business, results of operations and financial condition.

The Bezeq Group faces significant competition from established and new competitors who provide fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony, ISP and pay television services. In addition to the entrance of new competitors, competition among the existing communications groups in Israel is intensifying. Four main groups, each consisting of companies under common or joint control, hold a significant share of the communications market in Israel today: the Bezeq Group, the Cellcom Group, the Partner Group and the HOT Group. The Bezeq Group’s three principal competitors may in some cases be required to comply with fewer regulations because, among other reasons, they use different technologies to provide their services or do not own their own fixed-line network. There can be no assurance that the measures taken by the Bezeq Group companies to streamline their respective operations and improve the services they provide to differentiate themselves from their competitors will be successful.

In recent years, competition in the cellular telephony industry has intensified. This has led to lower prices and higher customer churn rates, which in turn has affected the Bezeq Group’s results. Bezeq expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry that permits certain service providers to market a combination of fixed-line telephony, fixed-line broadband Internet infrastructure access, ISP and pay television services, or a bundle, for an aggregate price which is lower than the price of the individual products and services in the bundle. The Bezeq Group is currently subject to restrictions on marketing bundles, which are stricter than the restrictions applicable to its competitors. In addition, Bezeq expects additional competitive pressure to result from the convergence of broadcasting and communication technologies, as a result of which other participants in the Israeli media and telecommunications industries may seek to offer bundles of fixed-line telephony and cellular telephony, Internet and/or video broadcast services in competition with it. These competitive forces may create further downward pressure on prices, which may result in a decrease in the Bezeq Group’s average revenue per user, or ARPU, and increase the Bezeq Group companies’ churn rates. In addition, the Bezeq Group companies may bear higher costs if they introduce new products or services to maintain or improve their competitive positioning and reduce subscriber churn. Furthermore, technological developments and falling equipment prices could enable other operators to provide services similar to those provided by the Bezeq Group at much lower costs. In combination with difficult economic environments, these competitive pressures could adversely impact the Bezeq Group’s ability to increase, or in certain cases maintain, its ARPUs, operating cash flows and liquidity.

In May 2012, the Ministry of Communications published a policy document with respect to the expansion of competition in the fixed-line communications wholesale market, which adopted the key recommendations of a committee appointed by the Ministers’ of Communications and Finance, referred to as the Hayek Committee, for significant regulatory reforms in the Israeli communications market. Regulation relating to the wholesale market implementation could entitle other communications companies network infrastructure access, which would enable such companies to lease such infrastructure from Bezeq and then sell access to their customers. Bezeq is preparing to implement a wholesale market and provide wholesale services. The effect on Bezeq will depend, in great measure, on the conditions, arrangements and similar variables associated with implementing such wholesale services, some of which have not yet been determined. Furthermore, a recent amendment to the Israeli Communications Law broadens the authority of the Minister of Communications in connection with supervising competition after the implementation of the wholesale market, including authority to determine tariffs or other requirements with respect to certain fees. The manner in which the Minister of Communications exercises the authorities granted under the amendment, if exercised, could have an adverse impact on the Bezeq Group. In January 2014, Bezeq received a hearing document, under which the Minister of Communications announced its intention to determine, subject to a hearing, the framework for providing wholesale services, as well as the maximum fees for providing wholesale services on Bezeq’s network. The implementation of the Wholesale Market Policy Document may have significant effects on the Bezeq Group.

Fixed-Line Telephony. Competition in the fixed-line telephony market is intense. We believe that competition in this market will continue to increase due to the low barriers to entry and regulations permitting new service providers who receive a license to provide telephony services using voice over Internet protocol, or VoIP, or voice over broadband, or VOB, technology. While such services utilize the fixed-line broadband Internet infrastructure access network owned by either Bezeq or HOT, and therefore require end-users to purchase fixed-line broadband Internet infrastructure access services directly from Bezeq or HOT, such services have reduced demand for fixed-line telephony services.

In addition, the implementation of the Wholesale Market Policy Document published by the Ministry of Communications in May 2012 may have significant effects on Bezeq. Furthermore, the growth in use of cellular telephony services, which has become a popular substitute for fixed-line telephony, has exacerbated the competitive pressures that Bezeq faces as a fixed-line telephony operator. Increasing use of alternative communications technologies, such as VoIP or VoB, may also continue to negatively affect Bezeq’s fixed-line call usage volumes and subscriber growth. As new competitors and new technologies enter the market and prices decrease in line with the downward pressure on telephony prices, Bezeq’s fixed-line telephony business may become less profitable and experience a decline in revenues and market share.

Fixed-Line Broadband Internet Infrastructure Access. Bezeq’s principal competitor in the fixed-line broadband Internet infrastructure access service market is HOT, which is currently the only other fixed-line broadband Internet infrastructure access provider in Israel. Bezeq’s fixed-line broadband Internet infrastructure access services business also faces competition from cellular telephony operators who are increasingly able to utilize a combination of technologically advanced and high bandwidth technologies, such as universal mobile telecommunications system, or UMTS, and, potentially, long term evolution, or LTE, technology. The Ministry of Communications’ policy for the establishment of a wholesale market for fixed-line telephony and broadband Internet infrastructure access, pursuant to which Bezeq would be required to provide access to its fixed-line broadband Internet network infrastructure to other service providers on a wholesale basis, may increase competition in the fixed-line broadband Internet infrastructure access market. The price for such access would be determined based on a commercial agreement between Bezeq and any such service provider, but if the Minister of Communications finds that the price and conditions for such services are anti-competitive or if the parties cannot reach a reasonable commercial agreement, he will be entitled to determine the price and conditions. To date, Bezeq has not reached any such commercial agreement and the Minister of Communications has not determined any conditions. In January 2014, the Ministry of Communications issued a hearing regarding the framework for providing wholesale services and maximum fees for wholesale services. Should the wholesale market develop, certain requirements for structural separation and limitations on bundling of products that apply to Bezeq and HOT may be lifted, as a result of which competition in the fixed-line broadband Internet infrastructure access market may increase significantly, which could negatively affect Bezeq’s results of operations.

Competition may also increase following the recent establishment of IBC Israel Broadband Company (2013) Ltd., or IBC, a telecommunications joint venture between the government-owned Israel Electric Company, or IEC, and a consortium of non-government companies that was selected by the IEC in a tender procedure. In August 2013, IBC was granted a general license for the provision of telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks to telecommunication services providers. According to the license, IBC will enter into an agreement with the IEC to use IEC’s fiber optic network in Israel to provide such wholesale products to telecommunication services providers. If IBC is successful, it will compete with Bezeq and HOT in the wholesale market and will provide such services directly to large business customers. Pursuant to the general license, IBC is not required to provide universal coverage, but rather is required to provide gradual universal coverage over a period of 20 years. In addition, IBC was granted a five-year special license to provide wired domestic data communications services, according to which it is entitled to provide IP virtual private network, or IPVPN, services and broadband data communications services, without an obligation to provide universal service. We believe that the significant relief granted to IBC under the general license, permitting it to gradually provide universal service, and the grant of the special license permitting it to provide services without an obligation to provide universal service, could adversely affect Bezeq’s operations and results.

Cellular Telephony. The cellular telephony market in Israel is a saturated market with a penetration level in excess of 100%. Until 2012, three cellular telephony operators, Cellcom, Partner and Pelephone, led the Israeli cellular telephony market. During 2012, a number of other cellular telephony operators began to operate, including Golan Telecom and HOT Mobile, which has led to intensified competition, resulting in higher churn rates among the existing operators, a significant decrease in tariffs and, consequently, a decrease in profits. Pelephone’s current principal competitors, Cellcom, Partner and HOT Mobile, also provide ISP services and fixed-line communications, and they market a variety of joint service packages. Pelephone also faces competition from mobile virtual network operators, or MVNOs, that provide cellular telephony services under their own brand using the network infrastructure of another service provider. Following the Israeli government’s decision to encourage competition in the cellular market, 11 MVNO licenses were granted to virtual operators. We believe that only four of the MVNO licensees currently provide services: Rami Levy cellular communications Ltd., or Rami Levy, and Alon Blue Square Israel Ltd., or Alon Cellular, (both of which signed hosting agreements with Pelephone), Azi Communications (which signed a hosting agreement with Partner) and Home Cellular (which signed a hosting agreement with Cellcom). A fifth MVNO, Cellact, which has not yet begun commercial operations, signed a hosting agreement with Pelephone. The Ministry of Communications has recently taken active steps to increase competition in the fixed-line and cellular telecommunications industries, including eliminating termination fees that operators can charge (except in limited circumstances) and since January 2013, prohibiting linkage of the price and terms of handset sales to the services or benefits of the cellular contract.

The Ministry of Communications formed an inter-ministerial task force to review regulation of the sharing of cellular infrastructures in Israel. In July 2011, the Ministry of Communications issued the following key recommendations of the inter-ministerial task force:

•	to determine a model of forced sharing of cellular infrastructure, while giving preference to the possibility of enabling the new operators (such as HOT Mobile and Golan Telecom) to share sites;

•
a permit to set up a cellular site will be conditional on a proposal for sharing such sites with all operators; cellular telephony operators will be required to erect sites that facilitate sharing with up to four participants;

•	all the components and infrastructures used for broadcasting from the facility will be shared, excluding active designated equipment (radio equipment); the costs of sharing sites will be shared; and

•	all license holders will be required to reduce the number of unshared sites each year.

If the foregoing recommendations are enacted into legislation, they could impose significant restrictions on Pelephone’s ability to expand its network. In May 2013, the Ministry of Communications, Ministry of Health and the Ministry of the Environment announced that a pre-condition to the deployment of fourth generation cellular infrastructure is the implementation of the inter-ministerial task force’s recommendations regarding the sharing of cellular infrastructures.

Since HOT Mobile and Golan Telecom have yet to complete the rollout of their networks, they use national roaming services on Pelephone and Cellcom’s networks, respectively. HOT Mobile’s roaming agreement with Pelephone will expire on December 31, 2014. In November 2013, Partner and HOT Mobile announced that they had entered into a 15-year network sharing agreement, the scope and terms of which are subject to approvals by the Israeli authorities, including the Israeli Antitrust Authority. Pursuant to the network sharing agreement, the parties agreed to form a joint venture, which will own, develop and operate a cellular network to be shared by both companies. As an intermediate measure, Partner and HOT Mobile have entered into a rights of use agreement, which will be valid until no later than December 31, 2016, under which Partner will grant HOT Mobile, when possible, rights of use of its cellular network in order to supplement HOT Mobile’s network coverage. On December 9, 2013, Pelephone entered into an agreement with Cellcom and Golan Telecom for the construction and operation of a shared 4G network and an agreement with Cellcom for the sharing of passive elements of cell sites for existing networks. Effectiveness of each of the agreements is subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner, as well as an additional indefeasible right of use agreement between Cellcom and Golan Telecom regarding Cellcom’s 2G and 3G radio networks. There is no assurance that the agreements will receive the requisite regulatory approvals. If either of the network sharing agreements obtains the requisite approvals and becomes effective while the other does not, the competitive position of the parties to the agreement that has not been approved could be adversely affected.

International Telephony. The ILD market in Israel is characterized by a high degree of competition. At the end of 2012, there were eight companies offering ILD services to private and business customers in Israel. Changes in licensing policies and the expanded use of VoIP technology have significantly reduced the barriers of entry into this market. In addition, during 2012, cellular telephony operators began to offer ILD services as part of the unlimited packages they offered. In addition, a recent hearing published by the Ministry of Communications proposes the adoption of a new regulatory regime allowing domestic fixed-line operators and cellular telephony operators to provide ILD services as part of the service packages they offer to their subscribers. We expect competition in this market, including price competition, to increase in the future.

Internet Service Providers. Access to broadband Internet in Israel requires households to purchase Internet access services from a licensed ISP and broadband Internet infrastructure access services from a separate provider. While there are only two fixed-line broadband Internet infrastructure access service providers in Israel (Bezeq and HOT), many telecommunication companies hold ISP licenses in Israel, including Bezeq International, 013 Netvision (which merged with Cellcom), 012 Smile (which merged with Partner), HOT Net and numerous minor niche players. The Israeli ISP market is a saturated market and as competitors are typically unable to differentiate themselves based on price, they attempt to differentiate themselves primarily by strengthening customer loyalty; however, competition has led to increased churn rates and reduced income per customer.

Pay Television.  The Israeli television market is characterized by a very high penetration rate and an increasing emphasis on new television technology, in particular digital, HD and interactive television services, such as VOD, requiring high-bandwidth and bi-directional distribution platforms. In the multi-channel pay television market, YES and HOT are the only two companies in Israel licensed to provide multi-channel pay television broadcasts. Other factors impacting competition in the market include the availability of free-to-air digital terrestrial television, or DTT, channels and the increasing availability and quality of video content offered over the Internet and cellular networks, which is not currently regulated and does not require designated infrastructure. We believe that the implementation of certain regulatory changes, including the expansion in the number and variety of free-to-air DTT channels and the possible appointment of a private entity to operate the DTT system instead of the Second Authority, which is the public authority that supervises commercial broadcasting in Israel, may increase competition in the television market.

The Bezeq Group operates in a highly regulated telecommunications market, which limits its flexibility in managing its business and may materially and adversely affect our results of operations.

The Bezeq Group operates in a highly regulated industry in Israel, which limits its flexibility in managing its business efficiently, and may increase its administrative and operational expenses and limit its revenue. The Bezeq Group is subject to government supervision and regulation relating to, among other things:

•	regulations requiring structural separation between the members of the Bezeq Group;

•	regulations restricting the Bezeq Group’s ability to market bundles;

•	price regulation for certain services that the Bezeq Group provides;

•	rules and regulations imposed on telecommunications service providers with significant market share;

•	rules governing the interconnection between different telephone networks and the interconnection rates that the Bezeq Group can charge and pay;

•	regulations governing the prohibition of exit-fees or cancellation charges;

•	regulations requiring the Bezeq Group to grant other telecommunications operators access to its infrastructure;

•	regulations governing roaming charges and other billing and customer service matters;

•	rules for authorizations, licensing, acquisitions, renewals, pledging and transfers of licenses;

•
requirements covering a variety of operational areas such as land use, health and safety and environmental protection, technical standards and subscriber service requirements rules and regulations relating to subscriber privacy;

•	rules and regulations relating to universal service provision and requirements to extend the Bezeq Group’s services to areas of Israel even where it is not economically profitable to do so; and

•	regulations restricting the number of television channels YES can own and specifying the minimum investment YES is required to make in local content productions.

Bezeq’s tariffs for its fixed-line services are subject to government control, which harms its ability to compete and places downward pressure on its tariffs, which adversely affects its business.

Bezeq’s fixed-line operation is restricted in its ability to give discounts on its principal services and to offer differential tariffs. Further, alternative payment packages, which should provide an immediate alternative to the regulated tariffs, are currently subject to certain conditions which often render the alternative payment package option moot. The foregoing factors harm Bezeq’s ability to compete and place downward pressure on its tariffs, which adversely impacts its business.

Following the recommendations of the Hayek Committee, the Ministry of Communications has the power to set the price at which Bezeq sells its services to license holders. Bezeq received a hearing document, under which the Minister of Communications announced its intention to determine, subject to a hearing, the framework for providing wholesale services, as well as the maximum fees for providing wholesale services on Bezeq’s network. An application of low prices by the Ministry may adversely affect Bezeq’s revenues and profits.

The Bezeq Group is subject to restrictions on intercompany relations with its principal subsidiaries, which harms its ability to compete and adversely affects its business.

Bezeq’s general license for domestic fixed-line communication services obligates it to ensure that its relationships with its principal subsidiaries do not result in favoring them over their competitors. Bezeq is also subject to various limitations as a result of the State of Israel declaring it a monopoly in the fixed-line services business. In addition, Bezeq is subject to limitations set forth in merger approvals granted by the Israeli Antitrust Authority. As a result of such limitations, separation of Bezeq and its principal subsidiaries’ management, financial and marketing systems, assets and employees is required, which results in high administrative overheads. Bezeq is also subject to limitations with respect to the offering of bundles with its principal subsidiaries, which adversely impacts its business, particularly in light of the entry into the market of communications companies competing directly with Bezeq in most of its areas of operation based on the provision of bundled services to the customer.

Potential health risks related to cellular network sites and cellular telecommunication devices could have a material adverse effect on Pelephone’s business, results of operations and financial condition.

A number of studies have been conducted to examine the health effects of cellular phone use and network sites, and some of these studies have been construed as indicating that radiation from cellular phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from cellular network sites, cellular handsets and other cellular telecommunication devices may raise various health concerns. In May 2011, the World Health Organization’s International Agency for Research on Cancer announced that radiofrequency electromagnetic fields associated with the use of cellular phones may be carcinogenic to humans.

Several lawsuits have been filed against cellular telephony operators and other participants in the cellular industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from sites, handsets and other cellular telecommunications devices, including lawsuits against Pelephone. Although these lawsuits were settled during 2013 with no material expenses incurred, there can be no guarantee that potential future lawsuits will have favorable outcomes. Any exposure to such liabilities could have a material adverse impact on our business, results of operations and financial condition.

Pelephone takes steps to ensure that the levels of radiation emitted by its transmission facilities, equipment and devices do not exceed the levels of radiation permitted in the directives of the Israeli Ministry of Environmental Protection which align with international standards. However, health risks may be found to exist and transmission sites or devices and equipment may emit more radiation than that allowed in radiation standards, causing a risk to health, which may have an adverse effect on Pelephone’s business and could result in a reduction in the use of cellular telephony services, difficulty in renting sites, claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that Pelephone deposited with the planning authorities pursuant to the Planning and Construction Law. Pelephone’s third-party liability insurance policy does not currently cover electromagnetic radiation.

Under the Planning and Construction Law, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan or permit. Under the Israeli Radiation Law, the National Council for Planning and Construction requires indemnification undertakings from cellular companies as a precondition to obtaining a building permit for new or existing cellular network sites. The National Council has decided that until the national building plan is amended to reflect a different indemnification amount, Pelephone, as well as other cellular telephony operators, will be required to indemnify it in full against all losses resulting from claims for reductions in property values as a result of granting a permit for a cellular site.

The Bezeq Group may face difficulties in obtaining some of the building and environmental permits required for the establishment and operation of its network sites, which could have an adverse effect on the coverage, quality and capacity of its network.

The Bezeq Group, mainly with respect to its Pelephone cellular telephony operations, is subject to the Israeli Radiation Law, which regulates the emission of electromagnetic radiation from broadcast facilities. The Israeli Radiation Law prohibits, among other things, the erection or operation of a source of radiation in contravention of any applicable permit and the erection or operation of a source of radiation without a permit. After receiving a written warning from the authorities, failure to remedy a violation will subject the permit holder, officers and directors to civil liability or criminal prosecution on a strict liability basis. While the Bezeq Group is constantly working to obtain or renew permits to set up and operate its various broadcasting installations, the policies maintained by the various regulators and amendments to applicable statutes and standards could adversely impact the infrastructure of such installations. Any such adverse impact could affect the services offered over Pelephone’s infrastructure, the result of which could have a material adverse effect on the revenues of the Bezeq Group from such services. The establishment of a broadcasting site without obtaining a building permit constitutes, among other things, a breach of the Planning and Construction Law, and in some instances, this has resulted in demolition orders against sites, indictments or the initiation of civil proceedings against Pelephone and some of its officers. Pelephone has succeeded in most of these instances to avoid demolition or to delay the execution of demolition orders pursuant to arrangements it reached with the planning and building authorities to resolve the lack of licensing. These arrangements have not required any admission of guilt by officers of Pelephone or their conviction. However, it is not certain that this will continue in the future, or that there will be no further instances in which demolition orders are issued and indictments are filed in respect of building permits, including against officers.

The establishment and operation of communications facilities in Israel are also subject to building permits from various planning and building committees, a process that involves a number of approvals from Israeli state entities and regulatory bodies. Bezeq’s and Pelephone’s inability to obtain such approvals and permits in the future may impair the quality and capacity of their existing networks and the deployment of new networks.

The deployment and manner of set-up of communications facilities in Israel are regulated by the National Outline Plan for Communications 36, or NOP 36, and National Outline Plan for Communications 56 in the Palestinian Administered Territories, or NOP 56. These plans were designed to ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards, minimizing damage to the environment and simplifying and increasing the efficiency of the processes involved in setting up new facilities.

Difficulties in obtaining approvals for the erection and operation of cellular network sites and other cellular network infrastructure could have an adverse effect on the extent, coverage and capacity of our cellular network, thus impacting the quality of the Bezeq Group’s voice and data services and ability to continue to market its products and services effectively.

Pelephone, like the other cellular telephony operators in Israel, provides repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. Due to the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular telephone operators, Pelephone has not requested permits under the Planning and Construction Law for the repeaters. If the local planning and building authorities determine that permits under the Planning and Construction Law are also necessary for the installation of these devices, or any other receptors that Pelephone believes do not require a building permit, it could have a negative impact on its ability to obtain permits for its repeaters.

Approximately 20% of the Bezeq Group’s cell sites are wireless access devices that operate in reliance on an exemption from the requirement to obtain a building permit. Bezeq Group’s reliance on the exemption for wireless access devices have been challenged and is currently awaiting ruling by the Israeli Supreme Court. Under an interim order issued by the Supreme Court in September 2010, the Bezeq Group is unable to further construct wireless access devices in cellular networks in reliance on the exemption. Under a decision of the Supreme Court of February 2011, the order will not apply to the replacement of existing wireless access devices under certain conditions. In September 2011, the interim order was relaxed to allow two new UMTS operators, Hot Mobile and Golan Telecom, to construct wireless access devices in reliance on the exemption until July 31, 2012 and was thereafter extended several times until April 2014. Should the Israeli Supreme Court determine that all wireless access devices without building permits must be removed, it could have a negative impact on the Bezeq Group.

Bezeq’s growth prospects depend on the continued demand for domestic fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony, ISP and pay television services.

The use of fixed-line broadband Internet infrastructure access services, cellular telephony services and pay television services in Israel has increased in recent years, making Israel one of the most highly penetrated countries in the world with respect to such services. The Bezeq Group has benefited from this growth, and its continued growth and profitability depend, in part, on the continued demand for these services and domestic fixed-line telephony services in the coming years. If demand for the Bezeq Group’s current services and products decreases, its business, financial condition and results of operations could be adversely affected.

The Bezeq Group’s systems and operations are vulnerable to damage or interruption, which could expose it to material risk of loss or litigation.

The Bezeq Group provides services using various infrastructure systems that include exchanges, transmission, data communication and access systems, cables and computerized systems. Any failure to manage the growth and complexity of the Bezeq Group’s networks could lead to a degradation of service and network disruptions that could harm its reputation and result in a loss of subscribers. Furthermore, Pelephone’s cellular telephony business uses two frequency ranges, 850 MHz and 2100 MHz, which are exposed to interruptions that could impair the service quality of the networks that Pelephone operates.

Although some of the Bezeq Group’s systems have backup, damage to some or all of these systems, whether due to a technical fault or natural disaster, could cause extreme difficulties in providing services. If any part of the Bezeq Group’s infrastructure, including its IT systems, cellular information systems, communications lines, antenna sites, equipment or technology becomes subject to a flood, fire, other natural disaster, terrorism, acts of war, a computer virus, a power loss, material bugs in software or other catastrophe or unauthorized access, its operations and customer relations could be materially adversely affected. In addition, disaster recovery, security and service continuity protection measures that the Bezeq Group companies have, or may in the future undertake, and their monitoring of network performance, may be insufficient to prevent losses.

Although no incidents have occurred in numbers that are statistically significant, the Bezeq Group’s networks and other technical equipment have been, and may continue to be, subject to occasional malfunctions due to material bugs in software or technical shortcomings or imperfect interfaces with equipment in private homes, the networks of other operators or its own networks or with other surrounding equipment. The Bezeq Group might incur liabilities or reputational damages as a result of such malfunctions.

In addition, the Bezeq Group accumulates, stores and uses data in the ordinary course of its operations that is protected by data protection laws. Although the Bezeq Group takes precautions to protect subscriber and employee data in accordance with the applicable Israeli privacy requirements, it may fail to do so, and certain subscriber and employee data may be leaked or otherwise used inappropriately. Violation of data protection laws may result in fines, loss of reputation and subscriber churn and could have an adverse effect on the Bezeq Group’s business, financial condition and results of operations.

Spectrum availability in Israel is limited. Pelephone’s assigned frequency may not easily support the implementation of new technologies, which could have an adverse effect on Pelephone’s competitive position in the cellular market.

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. In recent years, the Israeli government has been coping with a shortage of frequencies by limiting the number of licenses issued. In certain situations, the 850/2100 MHz frequencies available to Pelephone may not easily support the implementation of new technologies emerging in the cellular communication sector, which could make it difficult for Pelephone to implement them. Furthermore, Pelephone’s frequencies are exposed to interference and could impair service quality of networks operated by Pelephone. The factors that could cause interference include among other things, the fact that the 850 MHz frequency is also used for terrestrial television broadcasts and by television stations broadcasting in the Middle East, which use could cause interference in Pelephone’s networks.

The Bezeq Group’s substantial indebtedness could adversely affect its business, financial condition and results of operations and could limit its ability to make dividend payments that we require to satisfy our debt and liabilities.

As at December 31, 2013, the Bezeq Group had NIS 9.8 billion ($2.8 billion) of outstanding indebtedness. The Bezeq Group’s significant level of debt could have important consequences, including, but not limited to, the following:

•	making it vulnerable to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

•
requiring it to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing the availability of its cash flow to fund internal growth through working capital and capital expenditures and for other general corporate purposes as well as to make dividend payments to enable us to satisfy our debt and liabilities;

•	increasing its vulnerability to a downturn in its business or general economic or industry conditions;

•	placing it at a competitive disadvantage relative to competitors that have lower leverage or greater financial resources than it has;

•	restricting it from pursuing strategic acquisitions or exploiting certain business opportunities;

•
impeding its ability to obtain additional debt or equity financing and increasing the cost of any such borrowing, particularly due to the financial and other restrictive covenants contained in the agreements governing its debt; and

•	adversely affecting public perception of it.

Any of these or other consequences or events could have a material adverse effect on the Bezeq Group’s ability to satisfy its debt obligations. In addition, our ability to make payments on and refinance our indebtedness and to fund working capital expenditures and other expenses will depend on the Bezeq Group’s future operating performance and its ability to generate cash from operations and issue dividends. The Bezeq Group’s ability to generate cash from operations is subject, in large part, to general economic, competitive, legislative and regulatory factors and other factors that are beyond its and our control.

The Bezeq Group may not be able to generate sufficient cash flow from operations or obtain enough capital to service its debt or fund its planned capital expenditures. In addition, it may be able to incur substantial additional debt in the future, including indebtedness in connection with any future acquisition. If new debt is added to its current debt levels, the risks that the Bezeq Group now faces could intensify. In addition, the incurrence of any additional debt by the Bezeq Group could make it difficult for the Bezeq Group to make dividend payments to enable us to service our debt and impair our ability to operate our businesses.

Bezeq Group companies are parties to legal proceedings, which could result in them being ordered to pay significant sums.

The Bezeq Group companies are parties to legal proceedings, including class actions, which could result in them being ordered to pay significant sums, the amount of which cannot be estimated. Class action claims can relate to a small loss for a single customer and yet can become a material claim for the Bezeq Group, if certified as a class action applicable to all customers or a significant portion of them. In addition, since Bezeq provides communications infrastructure as well as billing services to other licensees, parties suing those licensees in other class actions may also try to involve Bezeq as a party to such proceedings.

The markets in which the Bezeq Group operates are characterized by material capital investments in infrastructure, subscriber equipment and changing technology, which imposes a heavy financial burden on the Bezeq Group and consequently, its capital expenditures may not generate a positive return.

The markets in which the Bezeq Group operates are characterized by material capital investments in infrastructure and subscriber equipment as a result of changing technology. The frequent technological changes in infrastructure and terminal equipment and the intense competition in various market segments impose a heavy financial burden on the companies operating in the telecommunications market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy cost. The development of new technologies can render existing technologies obsolete, resulting in the need for large monetary investments in order to retain a competitive position. The Bezeq Group’s future success will depend on its ability to develop and introduce, on a timely and cost-effective basis, new infrastructure and subscriber equipment that keep pace with technological developments. If the Bezeq Group is unable to respond promptly and effectively to changing technology, it will be unable to compete effectively in the future and its business could be adversely affected. No assurance can be given that the Bezeq Group’s recent or future capital expenditures will generate a positive return or that it will have adequate capital available to finance such future upgrades. If the Bezeq Group is unable to, or elects not to, pay for costs associated with expanding or upgrading its networks, or making other capital expenditures, its growth and competitive position could be materially adversely affected.

The Bezeq Group requires licenses from the Ministry of Communications to operate its business and is subject to monitoring and enforcement by the regulator.

The Bezeq Group conducts its operations pursuant to licenses granted by the Ministry of Communications for specified periods, which may be extended for additional periods upon request. While the Bezeq Group’s domestic operator license for domestic fixed-line telephony and fixed-line broadband Internet infrastructure access is valid indefinitely, its cellular telephony license is valid until September 2022, its ISP license until August 2014, its general ILD license until May 2025 and its broadcast license until January 2017. There is no certainty that such licenses will be renewed or extended in the future and any cancellation or change in the terms of the Bezeq Group’s licenses may materially affect its business and results of operations, including the immediate acceleration of some of its debt.

Historically, the Bezeq Group was required to make certain royalty payments to the State of Israel in connection with its fixed-line domestic services license, Pelephone’s cellular telephony license, Bezeq International’s ILD services and YES’s broadcast license. Although these royalty payments decreased in recent years and were reduced to zero in January 2013, there is no assurance that the Ministry of Communications and Ministry of Finance will not reinstate or increase them in the future, which could have a material effect on the Bezeq Group’s results of operations.

Although we believe that the Bezeq Group is currently in compliance with all material requirements of its licenses, the interpretation and application of the technical standards used to measure these requirements, including the minimum quality standards and other license provisions, disagreements may arise in the future between the Ministry of Communications and the Bezeq Group. In addition, following recent amendments to the Communications Law introducing administrative enforcement, the Bezeq Group may be subjected to administrative enforcement proceedings and monetary sanctions. The Bezeq Group has provided significant bank guarantees to the Ministry of Communications to guarantee its performance under its licenses. If the Bezeq Group is found to be in material breach of its licenses, the guarantees may be forfeited and the licenses may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines for breaches of the Bezeq Group’s licenses, which could have a material adverse effect on the Bezeq Group’s financial condition or results of operations.

Under the recently enacted Concentration Law, Bezeq and each corporation owned by Bezeq and by our parent company, the Eurocom Group (a private telecommunications group in Israel that has investments in telecommunications, satellite services, media, consumer electronic products, real estate, financial services and additional fields), will be deemed a “Concentrating Entity,” within the meaning of the Concentration Law. In addition, YES will be deemed to be an influential entity in the broadcasting field and, as a result, it too will be deemed a “Concentrating Entity.” Accordingly, each award of rights (including the award of a license) by a governmental authority in an “Essential Infrastructure Field,” within the meaning of the Concentration Law, and the extension of existing licenses held by any of the Bezeq Group companies, shall be subject to the procedures set out in the Concentration Law, including the consideration of control concentration factors and factors relating to the promotion of an industry’s competitiveness, as well as consulting with the Committee for Reducing Concentration. The governmental authority and the Committee are obliged to consider, among other things, factors concerning the prevention of the expansion of the operations of the “Concentrating Entity.” If, as a result of the implementation of the procedures under the Concentration Law, a license is not granted to a Bezeq Group company or an existing license is not extended, the Bezeq Group’s business could be adversely impacted. Furthermore, some of the competitors of the Bezeq Group companies are not, and future competitors may not, be deemed a Concentrating Entity and therefore, are not subject to the foregoing restricting procedures which could give them a competitive advantage over the Bezeq Group companies.

The Bezeq Group’s brands are subject to reputational risks.

The Bezeq Group’s brands are well recognized in Israel. The Bezeq Group companies, including Bezeq, Pelephone, Bezeq International and YES, have developed their brands through extensive marketing campaigns, website promotions, customer referrals, and the use of sales forces and dealer networks. The Bezeq Group’s brands represent a material and valuable asset. Although the Bezeq Group companies try to manage their brands, we cannot guarantee that such brands will not be damaged by any inability to remain technologically competitive, by circumstances that are external their control or by third parties with a resulting negative impact on the Bezeq Group’s activities.

The Bezeq Group’s results of operations are subject to market risks such as currency fluctuations, inflation in Israel and the general economic environment and financial condition of the capital markets in Israel and worldwide.

The Bezeq Group’s results of operations are subject to market risks such as currency fluctuations, the general economic conditions, inflation in Israel and the financial condition of the capital market in Israel and worldwide. The Bezeq Group measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities. In addition, Bezeq is exposed to inflationary changes in Israel as well as to market risks associated with changes to the interest rates relating to its borrowings. In addition, Bezeq’s tariff updating mechanism, which is subject to government regulation, is reviewed once a year and is influenced by the CPI. As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq’s tariffs and its revenues and expenses during the year, which in turn could have a material adverse impact on its operating results.

Bezeq collects payments from some of its customers in foreign currencies, primarily U.S. dollars. In addition, Bezeq consumes services from suppliers outside Israel and pays for these services in foreign currencies, primarily U.S. dollars. Changes in the exchange rates of the currencies in which Bezeq operates, primarily the NIS against the U.S. dollar, could have an adverse effect on Bezeq’s cash flow and profitability. In addition, when the Israeli inflation rate exceeds the rate of the NIS depreciation against foreign currencies, some of the Bezeq Group’s NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

From time to time, the Bezeq Group engages in currency hedging transactions to reduce the impact on its cash flows and results of operations of currency fluctuations. The Bezeq Group recognizes freestanding derivative financial instruments as either assets or liabilities in the statements of financial position and it measures those instruments at fair value. However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in our quarterly results of operations.

In recent years, the general economic and capital market conditions in the EMEA region, including Israel, and other parts of the world have undergone significant turmoil. In addition, general market volatility has resulted from uncertainty about sovereign debt and fear that the governments of countries such as Greece, Portugal, Spain, Ireland and Italy may default on their financial obligations. Furthermore, continued hostilities in the Middle East and tensions in the region could adversely affect the Israeli economy. If these conditions continue or worsen, the Bezeq Group’s future cost of debt and access to the capital markets along with its business, results of operations and financial condition could be adversely affected.

Negative developments in, or the general weakness of, Israel’s economy, in particular increasing levels of unemployment, may have a direct negative impact on the spending patterns of retail consumers, both in terms of the products they subscribe for and usage levels. Because a substantial portion of the Bezeq Group’s revenue is derived from residential subscribers who may be impacted by these conditions, such conditions may make it more difficult for the Bezeq Group to attract new subscribers, more likely that certain of its subscribers will downgrade or disconnect their services and make it more difficult to maintain ARPUs at existing levels. In addition, there can be no assurance that deterioration in the Israeli economy would not lead to a higher number of customers defaulting on their contracts or increased levels of service disconnections. Therefore, a weak economy and negative economic developments may jeopardize the Bezeq Group’s growth targets and may have a material adverse effect on the Bezeq Group’s business, financial condition and results of operations.

A significant portion of the Bezeq Group’s workforce is represented by labor unions, and the companies in the Bezeq Group could incur additional costs or experience work stoppages as a result of the negotiation of their labor contracts or organizing activities.

A significant portion of the employees of the Bezeq Group is represented by Israel’s New General Federation of Workers, or the Histadrut. In December 2006, a special collective agreement was signed between Bezeq, its workers’ representatives and the Histadrut, regulating the labor relations in Bezeq following its privatization. In December 2013, Pelephone entered into a collective agreement with the Histadrut and its workers committee. In March 2014, Bezeq International also recognized the Histadrut as the representative employee organization for its employees. In light of the collective bargaining agreements, Bezeq’s and Pelephone’s ability to implement human resource and organization plans (including retirement plans and restructuring) requires coordination with the workers union and may involve significant cost. The process of implementing such plans may cause labor unrest and interfere with Bezeq’s and Pelephone’s regular course of activities.

The Bezeq Group depends on hardware, software and other providers of outsourced services, who may discontinue their services or products, seek to charge prices that are not competitive or choose not to renew their contracts.

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. In certain cases, substantial investments have been made in the equipment or software of a particular supplier, making it difficult to quickly change supply and maintenance relationships in the event that the initial supplier refuses to offer favorable prices or ceases to produce equipment or provide the support that the Bezeq Group requires. Further, in the event that hardware or software products or related services are defective, it may be difficult or impossible to enforce recourse claims against suppliers, especially if warranties included in contracts with suppliers have expired or are exceeded by those in the Bezeq Group companies’ contracts with their subscribers, in individual cases, or if the suppliers are insolvent, in whole or in part. In addition, there can be no assurances that the Bezeq Group will be able to obtain the hardware, software and services it needs for the operation of its business, in a timely manner, at competitive terms and in adequate amounts. The Bezeq Group’s key suppliers include the following:

•	Bezeq: Alcatel Group (represented in Israel by Alcatel Telecom Israel Ltd.), Dialogic Networks (Israel) Ltd., Comverse, Inc., Adtran Holdings Ltd., Oracle, EMC, Vmware and ECI Telecom.

•	Pelephone: Apple Distribution International, Ericsson, Nortel and Motorola.

•	Bezeq International: British Telecom and MedNautilus.

•	YES: Eurocom Digital, Advanced Digital Broadcast S.A., Pace Micro Technology PLC, Altech Multimedia International (Pty) Ltd. and NDS Ltd.

The Bezeq Group’s ability to renew its existing contracts with suppliers of products or services, or enter into new contractual relationships upon the expiration of such contracts, either on commercially attractive terms, or at all, depends on a range of commercial and operational factors and events, which may be beyond its control. The occurrence of any of these risks could create technical problems, damage the Bezeq Group’s reputation, result in the loss of customer relationships and have a material adverse effect on its business, financial condition and results of operations.

The Bezeq Group may be subject to claims of intellectual property infringement, which could have an adverse impact on its businesses or operating results.

The Bezeq Group is subject to the risk of intellectual property rights claims against it. The Bezeq Group has in the past and may in the future be subject to claims of infringement or misappropriation of other parties’ proprietary rights. In addition to claims relating to broadcasts on channels YES owns, it may be subject to intellectual property infringement claims with respect to programs broadcast on foreign channels that it carries. Successful challenges to YES’s rights to intellectual property could require YES to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question. This could require a change in business practices and limit the ability to provide customers with the content that they expect. If YES is required to take any of these actions, it could have an adverse impact on its businesses or operating results.

Even if the claims of intellectual property infringement are without merit, defending against the claims can be time-consuming and costly and divert management’s attention and resources away from its businesses. Israeli law relating to intellectual property contains provisions allowing the owner of an intellectual property right to apply to Israeli courts to grant various enforcement measures and other remedies, such as temporary and permanent injunctive relief and a right to confiscate infringing goods and damages. If any of these claims succeed, the Bezeq Group may be forced to pay damages or may be required to obtain licenses for the infringing product or service and may incur liabilities or reputational damages as a result. If the Bezeq Group cannot obtain all necessary licenses on commercially reasonable terms, it may be forced to stop using or selling the products and services, which could adversely affect its ability to provide certain services and products.

Barriers to entry in the Israeli domestic fixed-line communications segment have lessened considerably in recent years.

Operating in the Israeli domestic fixed-line communications segment requires receipt of the appropriate domestic fixed-line licenses. Traditionally, the main barrier to entry in this segment arose from the need for heavy investment in technological infrastructure and in surrounding systems, which were necessary to achieve economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. In recent years, these traditional barriers to entry into the Bezeq Group’s segments of operation have lessened considerably as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulations applying to new competitors and the mandatory obligation to allow Bezeq’s competitors to use the fixed-line infrastructures and services of Bezeq and HOT.

The regulation of competition in VoB-based telephony, which enables telephony services to be provided based on a broadband Internet infrastructure of another operator without need for an independent fixed-line infrastructure (and in the future, if it becomes possible, competition based on dividing the network into sections and wholesale sale of services), significantly reduces the size of investment required from those competing with Bezeq, thereby lowering the barriers to entry in the fixed-line segment.

If YES is unable to obtain attractive programming on satisfactory terms for its pay television services, the demand for these services could be reduced, which could adversely affect its revenue and profitability.

The success of YES’s services depends on access to an attractive selection of television programming from content providers. The ability to provide movie, sports, popular series and other programming, including VOD content, is a major factor that attracts subscribers to pay television services, especially premium services. If YES was unable to obtain high-quality content, it could limit YES’s ability to incentivize customers to migrate from lower priced packages to higher tier programming, which would inhibit its ability to execute its business strategy. Furthermore, there can be no assurance that YES will continue to be able to obtain an attractive selection of television programming, obtain exclusive rights to certain programming, or that the local content that YES provides will continue to be successful. Any or all of these factors could result in reduced demand for, and lower revenue and profitability from, YES’s satellite broadcast services.

Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on the Bezeq Group’s results of operations and cash flow.

The tax laws and regulations in Israel may be subject to change and there may be changes in interpretation and enforcement of tax law. As a result, we and the Bezeq Group may face increases in taxes payable if tax rates increase, or if tax laws and regulations are modified by the competent authorities in an adverse manner. We regularly assess the likelihood of such outcomes and have established tax provisions which represent management’s best estimate of the potential assessments. The Israeli Tax Authority may challenge certain positions that we and the Bezeq Group have adopted in the past or that we and the Bezeq Group may adopt in the future. The resolution of any of these tax matters could differ from the amount we or Bezeq have reserved, which could have a material adverse effect on our cash flows, business, financial condition and results of operations.

Our success depends on the continued service of certain key executives and personnel.

The Bezeq Group’s key executives and employees possess substantial knowledge of its business and operations. We cannot assure you that the Bezeq Group will be successful in retaining their services or that the Bezeq Group would be successful in hiring and training suitable replacements without undue costs or delays. As a result, the loss of any of these key executives and employees could cause significant disruptions in the Bezeq Group’s business operations, which could materially adversely affect our results of operations.

Risks Related to Our Company

We and B Communications have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences; our ability to repay our debt may be affected by Bezeq’s dividend distribution policy and the amount of dividends paid by Bezeq.

We and B Communications have a substantial amount of indebtedness. As of February 19, 2013, the date on which B Communications completed a $800 million offering of 7 3/8% Senior Secured Notes, or the Notes, to qualified institutional buyers, or QIBs, under Rule 144A under the Securities Act, or Rule 144A, and to a limited number of qualified investors outside the United States in reliance on Regulation S under the. Securities Act, or Regulation S, and as of April 28, 2014, we and B Communications had approximately NIS 3.5 billion (approximately $1.0 billion) of debt. This significant level of debt could have important consequences, including, but not limited to, the following:

•	making it more difficult for us to satisfy our debt obligations and liabilities;

•	making us vulnerable to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

•
requiring that a substantial portion of our cash flows from operations be dedicated to servicing debt, thereby reducing the funds available to us to fund working capital, or other general corporate purposes;

•
impeding our ability to obtain additional debt or equity financing and increasing the cost of any such borrowing, particularly due to the financial and other restrictive covenants contained in the agreements governing our debt; and

•	adversely affecting public perception of us.

The agreements and instruments governing our and B Communications’ debt contain restrictions and limitations that could adversely affect our ability to operate our business.

The terms of the Indenture governing our and B Communications’ debt contain, a number of significant covenants or other provisions that could adversely affect our and B Communications’ ability to operate our businesses. These covenants restrict our and B Communications’ ability to, among other things:

•	incur or guarantee additional indebtedness and issue certain preferred stock;

•	use the proceeds of any dividends received from the Bezeq Group and make certain restricted payments and investments;

•	create or incur certain liens;

•	impose restrictions on the ability of our subsidiaries to pay dividends or other payments to us; transfer or sell ownership interests in the Bezeq Group;

•	merge or consolidate with other entities;

•	impair the security interest for the benefit of holders of the Notes; and

•	enter into transactions with affiliates.

All of these limitations will be subject to significant exceptions and qualifications, including the ability to pay dividends, make investments or to make significant prepayments of shareholder debt.  However, these covenants could limit our ability to finance our future operations and our ability to pursue business opportunities and activities that may be in our interest. In addition, our ability to comply with these restrictions may be affected by events beyond our control. In addition to limiting our flexibility in operating our business, the breach of any covenants or obligations under the agreements and instruments governing our debt will result in a default under the applicable debt agreement or instrument and could trigger acceleration of the related debt, which in turn could trigger defaults under other agreements governing our debt. If we or B Communications are unable to repay those amounts, our creditors could proceed against any collateral granted to them to secure repayment of those amounts. As a result, a default under any of the agreements governing our and B Communications’ debt could materially adversely affect our growth, financial condition and results of operations.

Our operating results may be adversely affected by significant fluctuations in the exchange rate between the U.S. dollar and the NIS, fluctuations in the Israeli consumer price index and in interest rates.

We report our financial results in NIS. Bezeq receives payments in NIS for most of its sales. As a result, fluctuations in rates of exchange between NIS and the U.S. dollar may affect our operating results and financial condition.

As a result of B Communications’ issuance of $800 million of U.S. denominated debt in February 2014, we will be subject to additional exchange rate fluctuations. Although B Communications has entered into certain hedging arrangements to protect against certain foreign currency exchange rate risks associated with the Notes, such hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from foreign currency variations. Gains or losses associated with hedging activities also may negatively impact operating results. In addition, if one (or more) of B Communications’ counterparties falls into bankruptcy, claims it may have under any such hedging arrangements may become worthless. In addition, in the event that B Communications refinances its debt or otherwise terminates hedging agreements, it may be required to make termination payments, which would result in a loss.

Certain of the indebtedness of Bezeq is linked to the Israeli Consumer Price Index, or CPI, and any increase in the Israeli CPI will increase our consolidated financial expenses and could adversely affect our results. In addition, Bezeq’s tariff updating mechanism, which is subject to government regulation, is reviewed once a year and is influenced by the CPI. As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq’s tariffs and its revenues and expenses during the year.

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

We, B Communications, and other members of the Eurocom Group are subject to the Control Permit for holding the controlling interest in Bezeq. Failure to comply with this permit or other regulatory provisions relating to the control of Bezeq may result in the revocation of the Control Permit and our rights with respect to our Bezeq interest would be adversely impacted, which would materially and adversely affect our business and financial position.

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Ministers in order to obtain a permit to acquire the controlling interest in Bezeq. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of Means of Control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). No person may transfer control, “significant influence” or Means of Control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Israeli Communications Law or Communications Order and the transferor is aware that the transferee is not in possession of the requisite approval. For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding Means of Control in that corporation or in another corporation, and including the ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer or holding 25% of our Means of Control is presumed to confer significant influence. “Means of Control” means the right to vote at a general meeting of the company, appoint a director or general manager of the company, or to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

The Control Permit includes several conditions, including, among others, the requirement that SP2 be controlled exclusively by the other parties to the Control Permit and that the parties to the Control Permit hold not less than 30% of any type of Means of Control of Bezeq and SP2. In February 2011, the Ministers permitted such percentage to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of options by Bezeq employees. In addition, the Control Permit requires that 19% of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order. The Control Permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in us and B Communications. If we, B Communications or any other member of the Eurocom Group subject to the Control Permit fails to comply with the terms of the Control Permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

Any event in which a receiver is appointed with respect to B Communications’ holdings in SP2 or SP2’s holdings in Bezeq will constitute grounds for the cancellation of the Control Permit. In addition, in the event that the Ministers determine that a material change in the details included in the application for the Control Permit has occurred or the members to the Control Permit failed to provide requisite notifications in accordance with the Control Permit, and there is a real concern that the essential service provided by Bezeq will be harmed, the Ministers may cancel the Control Permit or set conditions for its continuation pursuant to the provisions of the Israeli Communications Law. In the event that the Control Permit is cancelled and an application to reissue another control permit is denied, our holdings in Bezeq must be liquidated within 15 to 60 days (depending on the cause for such cancellation) pursuant to the Communications Order.

In accordance with the recently enacted Concentration Law, if either we or B Communications are unable to delist our ordinary shares from the TASE and redeem any publicly held debt or go private prior to December 10, 2019, B Communications will not be permitted to control Bezeq after such date.

Under the recently enacted Concentration Law, a second-tier company (i.e., a company with publicly held debt or equity securities that is subject to reporting obligations under the Israeli Securities Law and controlled by a first-tier company), is prohibited from controlling another tier company. In the case of existing companies, a second-tier company is entitled to continue to control another tier company that it controlled on the publication date of the Concentration Law for a period of six years from the date of publication of the Concentration Law, i.e., until December 10, 2019. In the event that a second-tier company controls another tier company contrary to the provisions of the Concentration Law, a district court may appoint a trustee, who will be awarded the Means of Control in such tier company for the purpose of selling such Means of Control. The trustee shall act pursuant to the orders of such court with respect to the Means of Control. Such court may, instead of appointing a trustee and under certain circumstances, order that the Means of Control held by the controlling shareholder shall not provide any rights whatsoever. Until the appointment of a trustee by a district court, the Means of Control held by a tier company that illegally controls another tier company shall not grant any voting rights at the illegally held tier company’s shareholder meetings. The Concentration Law sets forth certain mechanisms intended to enable a tier company to make various arrangements for the repurchase of its publicly-held shares and the early redemption of publicly-held debt in order to comply with the provisions of the law.

Under the Concentration Law, we are deemed to be a first-tier company, B Communications is deemed to be a second-tier company and Bezeq is deemed to be a third-tier company. Accordingly, if either B Communications or we are unable to redeem any publicly held debt and delist our ordinary shares from the TASE (which would require 90-days’ prior notice to the TASE) or go private prior to December 10, 2019, B Communications will not be permitted to control Bezeq after such date and its holdings in Bezeq may be transferred to a trustee for the purpose of selling such holdings. Furthermore, if a trustee is appointed, he may motion a district court to order the cancellation of distributions made by Bezeq prior to his appointment if they are deemed to not be in Bezeq’s interest.

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

If we were to no longer maintain the control of Bezeq, we could, among other things, be required either (i) to change substantially the manner in which we conduct our operations to avoid being subject to the Investment Company Act or (ii) to register as an investment company. An investment company that is organized under the laws of a foreign country may not register as an investment company, or publicly offer its securities through interstate commerce in the United States, unless the company applies to the Securities and Exchange Commission (the “SEC”), for an order permitting the company to register under the Investment Company Act, and to make a public offering in the United States. The SEC may issue an order granting the application if it finds that, by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of the Investment Company Act against the issuer, and further finds that granting the application is otherwise consistent with the public interest and the protection of investors.

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

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control over financial reporting and our management is required to assess and issue a report concerning our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are relatively complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.

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

Eurocom Communications beneficially owned 78.97% of our outstanding ordinary shares, as of April 28, 2014. For as long as Eurocom Communications has a controlling interest in our company, it, Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Eurocom Communications, and the controlling shareholder of Eurocom Communications will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders that require a simple majority, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law) and will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Because the interests of Eurocom Communications and Mr. Elovitch may differ from the interests of our other shareholders, actions taken by Eurocom Communications with respect to us may not be favorable to our other shareholders.

Conflicts of interest may arise between Eurocom Communications, B Communications, other companies within the Eurocom Group and us that could be resolved in a manner unfavorable to us and result in reduced revenues and income.

Conflicts of interest may arise between Eurocom Communications, B Communications and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest between Eurocom Communications, B Communications, and us could arise include, but are not limited to, the following:

•
Cross officerships, directorships and share ownership. A few of our directors and officers also serve or are employed by Eurocom Communications and/or B Communications. The cross officerships and directorships as well as the ownership interests of our directors and officers in our ordinary shares could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the different companies; and

•
Intercompany transactions. From time to time, Eurocom Communications, B Communications or other companies within the Eurocom Group may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of our independent directors or a committee of disinterested directors and in some instances a vote of shareholders, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties.

 Risks Related to Our Ordinary Shares

Our share price has been volatile and may decrease in the future.

The market price of our ordinary shares has been subject to significant price movements and could be subject to wide fluctuations in the future in response to factors such as the following, some of which are beyond our control:

●	Quarterly variations in our operating results;

●	Global economic conditions;

●	Price movements in the market price of Bezeq’s ordinary shares;

●	Operating results that vary from the expectations of securities analysts and investors;

●	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

●	Regulatory changes that impact pricing of services and competition in Bezeq’s markets;

●	Changes in market valuations of other communications companies;

●	Announcements of technological innovations or new services by Bezeq or its competitors;

●	Announcements by Bezeq or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	Changes in the status of Bezeq’s intellectual property rights;

●	Announcements by third parties of significant claims or proceedings against us or Bezeq;

●	Additions or departures of key personnel;

●	Future sales of our ordinary shares; and

●	Stock market price and volume fluctuations.

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

There is a significant risk that we are a passive foreign investment company, which would subject our U.S. investors to adverse tax rules.

For U.S. federal income tax purposes, we would be classified as a passive foreign investment company, or PFIC, for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income.  Based on our current and projected income, assets and activities, there is a significant risk that we are currently a PFIC.

If we were classified as a PFIC for U.S. federal income tax purposes, complex rules would apply to U.S. investors owning our ordinary shares.  Such investors could suffer adverse U.S. tax consequences. If eligible, a U.S. investor may avoid many of the negative consequences of the PFIC rules by making a “mark-to-market” election (as explained below) for each taxable year in which our company is a PFIC. For more information please see “Item 10. Additional Information – E. Taxation – United States Federal Income Taxation – Passive Foreign Investment Companies.” You are urged to consult your tax advisors regarding the application of the PFIC rules to you.

Risks Related to the Operations of Bezeq and Our Company in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We, B Communications and the Bezeq Group companies are organized and based in the State of Israel and Bezeq derives substantially all of its revenues from markets within the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2014. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decrease in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Although these matters have not had any material effect on our business and results of operations to date, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of the Bezeq Group’s and our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Bezeq’s operations could be disrupted by the absence for a significant period of one or more of its executive officers or key employees or a significant number of other employees due to military service. Any disruption in Bezeq’s operations could adversely affect its business.

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

Our shareholders may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this annual report, or asserting U.S. securities law claims in Israel.

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

Pursuant to the Communications Order, we were required to obtain the prior written consent of the Ministers in order to acquire the controlling interest in Bezeq. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding “means of control” in that corporation or in another corporation, and including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer and holding 25% of our means of control is presumed to confer significant influence. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

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

We were organized under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd. In June 1999 we changed our name to Internet Gold - Golden Lines Ltd. We are a public limited liability company under the Israeli Companies Law 1999 and our shares are traded on the NASDAQ Global Select Market and TASE. Our registered offices and principal place of business are located at 2 Dov Friedman Street, Ramat Gan 5250301, Israel, and our telephone number is +972-72-924-0000. Our website address is www.igld.com. The information on our website is not incorporated by reference into this annual report on Form 20-F.

We are a leading communications group in Israel. Our principal subsidiary, B Communications, is the controlling shareholder of Bezeq (TASE: BZEQ), Israel’s largest telecommunications provider. Since B Communications’ initial public offering in October 2007, its ordinary shares have been listed on the NASDAQ Stock Market (symbol: BCOM) and the TASE, and since January 1, 2011 its ordinary shares are listed on the NASDAQ Global Select Market. We currently own 68% of the ordinary shares of B Communications. B Communications maintains a website at www.bcommunications.co.il. The information on B Communications’ website is not incorporated by reference into this annual report on Form 20-F.

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

In addition to our ownership of Bezeq shares, a total of 4,000,000 ordinary shares of Bezeq are jointly held by Mr. Shaul Elovitch, our controlling shareholder, and his brother Mr. Yossef Elovitch. Further, 72,360 ordinary shares of Bezeq are held by Ms. Iris Elovitch, the wife of Mr. Elovitch, and 11,556 ordinary shares of Bezeq are held by Ms. Orna Elovitch, the daughter-in-law of Mr. Elovitch.  These shares total approximately 0.15% of the outstanding ordinary shares of Bezeq.

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

According to the Companies’ Control Permit, the parties (through SP2) must hold not less than 30% of any type of means of control of Bezeq. Such percentage is permitted to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of stock options by Bezeq employees.  For additional discussion about the Control Permit, see Item 4B. “Information On The Company-Regulatory- Permit to Control Bezeq Granted to Members of the Eurocom Group.”

B.	Business Overview

Since April 14, 2010, we have been the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider. Bezeq is the principal provider of communications services in Israel, providing a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, Internet services, multi-channel television, television and radio broadcasts,  satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers and the supply and maintenance of equipment on customer premises, which is referred to as network end point, or NEP services. Bezeq was founded as a government company in 1980 and became a public company in 1990 with its shares traded on the TASE and included in the TA-25 Index.

The Telecommunications Industry in Israel

The State of Israel is a highly developed, industrialized democracy. Israel has been able to maintain a stable economic environment throughout the recent global financial downturn. GDP growth has been steady and consistent over the past decade, with the exception of a contraction during the global slowdown of the early 2000s and fluctuating growth rates resulting from recent global financial conditions and the European debt crisis. Real GDP increased by CAGR of 3.4% between 2000 and 2012 and grew by 3.4% in 2012. At December 31, 2012, the population of Israel was approximately eight million. Israel’s GDP was approximately $236 billion in 2012 and the GDP per capita was approximately $29,830 compared to $51,689 in the United States and an average of $36,194 in the eurozone (Source: OECD). Israel’s economy is diversified and competitive internationally with significant level of exports focused around high-technology equipment, cut diamonds and agricultural products (fruits and vegetables), and in 2012, Israel exported $91 billion of goods and services. During 2012, the change in its CPI was 1.6% and the unemployment rate was 6.9%. Israel has a sovereign credit rating of A+, A1 and A from S&P, Moody’s and Fitch, respectively. Israel also enjoys high levels of literacy, life expectancy and disposable income as attested by it being ranked sixteenth among 186 countries on the Human Development Index in the 2013 Human Development Report released by the United Nations Development Program, ahead of countries such as Austria, Belgium, France and the United Kingdom.

Bezeq’s Operations

Our principal asset is our controlling interest in Bezeq, Israel’s largest telecommunications provider based on revenue and subscribers. The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries and 49.8% ownership of the satellite television provider, YES, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share, as indicated in the chart below.

		As of December 31, 2013
Bezeq Group Segments	Service	Estimated Market Share	Market Position
Bezeq	Fixed-Line Telephony	63%	1 of 4
	Fixed-Line Broadband Internet Infrastructure Access	63%	1 of 2
Pelephone	Cellular Telephony	27%	3 of 5
Bezeq International	ISP	40%	1 of 4
	ILD	21%	—
YES	Pay Television	40%	2 of 2

The Bezeq Group had approximately 2.22 million active fixed telephone lines in its fixed-line telephony business, 1.26 million fixed-line broadband Internet infrastructure access services subscribers, 2.64 million cellular telephony services subscribers and 601,000 pay television services subscribers as of December 31, 2013. For the year ended December 31, 2013, the Bezeq Group had revenues of NIS 9.6 billion (approximately $2.8 billion). As Bezeq does not consolidate YES’s results into its financial statements, the foregoing amounts do not include the results of YES.

The Bezeq Group’s diversified telecommunications services are based on highly advanced nationwide infrastructures and are provided by the following segments of the Bezeq Group:

Domestic Fixed-Line Communications (Bezeq)

Bezeq is the incumbent and largest provider of fixed-line telephony and fixed-line broadband Internet infrastructure access services in Israel. Its products and services include basic telephony services on domestic telephone lines and associated services and fixed-line broadband Internet infrastructure access services through its nationally deployed, high quality infrastructure network. Bezeq also offers, among other services, transmission and data communication services, services to other communications operators and broadcasting services. Bezeq’s new high-speed next generation network, or NGN, is the most advanced fixed-line communications network in Israel. The NGN, which covers over 99% of Israeli households, uses VDSL2 technology and enables Bezeq to provide bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services.

Bezeq Domestic Fixed-Line Communications	As at and for the year ended December 31, 2013
(in millions, except percentages)
Revenues	NIS 4,478
Fixed-line telephony
Estimated market share(1)	63%

Active lines	2.22
Churn rate	13.1%
Fixed-line broadband Internet infrastructure access
Estimated market share	63%
Subscribers	1.26

(1)	As of December 31, 2013, Bezeq’s market share in the business and private sectors of the fixed-line telephony market is estimated to be 74% and 57%, respectively.

Cellular Telephony (Pelephone)

Pelephone is among the leading cellular telephony services providers in Israel. Pelephone provides cellular telephony services, sells handsets and other end-user equipment, and provides repair services for handsets sold by Pelephone. Pelephone’s nationwide 3.5G UMTS/HSPA+ network supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps, making it one of the fastest, highest quality and most advanced networks in Israel. We believe these network features provide Pelephone with a strong platform to continue to offer a variety of advanced services and products to its customers and to capitalize on the continued increasing demand for smartphones and advanced data services.

Pelephone	As at and for the year ended December 31, 2013
(in millions, except percentages)
Revenues	NIS 3,809
Estimated market share	26.8%
Active lines	2.64
Churn rate	26.8%

ISP, ILD, Data Services and ICT (Bezeq International)

Bezeq International is the leading provider of ISP services in Israel and one of Israel’s leading providers of ILD and international and domestic data transfer and network services. Bezeq International provides comprehensive communications solutions that include ISP and related value-added services, international and domestic telephony, PBX supply and support, ICT, cloud computing services, data communications and information security, website server hosting and related managed services. In January 2012, Bezeq International completed the deployment of the JONAH high-speed submarine optical fiber communications cable system connecting Israel and Europe, which provides increased bandwidth (capacity and speed) and has positioned Bezeq International as the sole ISP in Israel to own and operate an advanced international network.

Bezeq International	As at and for the year ended December 31, 2013
(in millions, except percentages)
Revenues	NIS 1,433
ISP
Estimated market share	40%
Churn rate	18.0%
ILD
Estimated market share	63%

Multi-Channel Pay Television (YES)

YES, is 49.8% held by Bezeq and 50.2% held by Eurocom DBS (the voting rights with respect to the shares held by Eurocom DBS are held in trust under an irrevocable power). Eurocom DBS is (indirectly) controlled by Mr. Shaul Elovitch, who indirectly controls us. YES offers nationwide coverage through its DTH technology and is the only company in Israel licensed to provide multi-channel pay television broadcasts via satellite and is one of only two companies in Israel licensed to provide multichannel television services, with nation-wide coverage and innovative and advanced technologies, including PVR, VOD and HD television. YES focuses on creating clear differentiation from its main competitor, HOT, with respect to brand, content and service quality. YES currently offers a wide range of high quality content on 180 different channels, including 20 HD channels as of December 31 2013. In addition, YES has a strong track record of innovative technology development and is a leading provider of value-added services, including hybrid IP and DTH based set-top boxes (including PVR and VOD).

YES	As at and for the year ended December 31, 2013
(in millions, except percentages)
Revenues	NIS 1,635
Estimated market share	40%
Subscribers (in thousands)	601
Churn rate	13.5%

Competitive Strengths

We believe that the following competitive strengths will enable us to retain our customer base, capitalize on growth opportunities and maintain and expand our current market share positions, which we expect to contribute to positive cash flow generation.

The Bezeq Group is a leading provider of telecommunications services and owner of telecommunications infrastructure in Israel and provides diversified telecommunications offerings across all Israeli telecom markets.

The Bezeq Group is the largest and the incumbent telecommunications provider in Israel, offering a broad range of services through its advanced, comprehensive and nationwide telecommunications infrastructure. The Bezeq Group holds a leading position in each of the markets in which it operates, with estimated market shares as of December 31, 2013 of 63% in fixed-line telephony, 63% in fixed-line broadband Internet infrastructure access, 27% in cellular telephony, 40% in ISP, 21% in ILD and 40% in pay television, based on the numbers of active lines, subscribers or outgoing minutes, as applicable. As a leading provider in each of these markets, the Bezeq Group has been able to maintain its strong performance and benefit from economies of scale. In addition, such leading positions across a diverse range of telecommunications offerings reduce the Bezeq Group’s exposure to market and regulatory conditions. For example, the Bezeq Group is able to partially mitigate the negative effects of certain market trends, such as fixed-to-mobile substitution, as a result of its presence in the cellular telephony services market and its ability to capture a share of the growing mobile subscriber base. In addition, the Bezeq Group was able to partially offset a decline in revenues in its cellular telephony segment resulting from regulatory changes instituted in January 2011, which led to a significant reduction in interconnect fee tariffs, as a result of the reduction of the Bezeq Group’s expenses for interconnect fees in the fixed-line communications segment.

We believe that the Bezeq Group’s ability to maintain a leading position in the Israeli telecommunications market in the face of competitive and regulatory pressures reflects, among other things, the underlying strength of its advanced nationwide network infrastructures, the strength of its brands and its extensive offering of high quality content.

The Bezeq Group operates in an attractive macroeconomic environment with a developed telecommunications market.

Israel is a developed, industrialized market characterized by strong macroeconomic fundamentals. Israel is a member of the Organisation for Economic Co-operation and Development, or OECD, and had GDP per capita of $29,830 in 2012.

The Israeli telecommunications market is highly developed and benefits from favorable dynamics, including high penetration rates across all telecommunications services (144% in fixed-line telephony, 85.7% in fixed-line broadband Internet infrastructure access and 65% in pay television and 124% in cellular telephony as of December 31, 2013), high penetration of postpaid contracts in the cellular telephony market, rapid adoption rates of new technologies and significant expenditures on telecommunications services by consumers and businesses. In addition, Israel is expected to experience steady population, which should provide a natural expansion of the addressable market. In particular, Bezeq expects such population trends will lead to a steady demand for fixed-line telephony services in Israel, especially among certain sectors of the growing population in Israel where fixed-line telephony is in widespread use. Furthermore, a relatively young population contributes to the attractiveness of the market, as such consumers typically spend more on telecommunications products and services while also driving increased demand for new technologies. We believe that the potential future growth in the Israeli telecommunications market will be driven by continued strong demand for higher bandwidth, both on the broadband Internet and mobile platforms, and advanced value-added services and technologies across all telecommunications services.

The Bezeq Group owns advanced nationwide network infrastructures and is positioned at the forefront of technological innovation across all of the telecom markets in Israel.

The Bezeq Group has historically made substantial investments in its fully owned infrastructure, which is one of the most technologically advanced in Israel and enables the Bezeq Group to reach customers nationwide.

In the domestic fixed-line communications segment, Bezeq’s NGN is the most advanced fixed-line communications network in Israel, offering broadband Internet bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services. The NGN is based on Bezeq’s core IP network and the deployment of an optical fiber network to the street cabinet (known as FTTC), and the network currently covers over 99% of the total population of Israel, which is one of the highest deployment rates in the world. The NGN has enabled Bezeq to provide its subscribers with an 89% increase in the average broadband bandwidth available per subscriber from 2012 to 2013. In January 2013, Bezeq began laying optical FTTB and FTTH and as of December 31, 2013, had completed laying optical fibers to over 400,000 households and businesses in Israel, and it estimates that until the end of 2014 it will complete the deployment to nearly one million homes and businesses.

In the cellular telephony segment, Pelephone’s nationwide 3.5G UMTS/HSPA+ network provides Pelephone subscribers with a fast, high quality and advanced network. According to surveys conducted at Pelephone’s request by X-Per-To and Market Watch during the fourth quarter of 2013, Pelephone’s 3.5G UMTS/HSPA+ network is perceived by the Israeli public as the fastest cellular network in Israel. The network is based on UMTS/HSPA technology, is connected to more than 2,200 sites and supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. We believe these network features provide Pelephone with a strong platform to continue to offer a variety of advanced services and products to its customers and to capitalize on the continued increasing demand for smartphones and advanced data services, which constitute the higher value segment of the cellular telephony market. In addition, in December 2013, Pelephone entered into a network sharing agreement with Cellcom and Golan Telecom for the construction and operation of a shared 4G network and an agreement with Cellcom for the sharing of passive components of cell sites on each company’s existing networks. The agreements, which are subject to approvals by the Israeli authorities, including the Israeli Antitrust Authority, are expected to provide significant cost savings and reduced capital expenditure requirements with respect to the deployment and maintenance of an LTE network, as well as with respect to the maintenance of its existing UMTS network.

In the ISP, ILD, data transfer, networks and ICT services segment, Bezeq International is currently the sole ISP in Israel to own and operate its own high-speed submarine optical fiber communications cable system. The JONAH cable, which was launched in January 2012, has a capacity of over 7.0 Tbps and provides Bezeq International with greater capacity for utilization than any other ISP in Israel. In addition, Bezeq International is able to obtain such capacity at an incremental cost, while other ISPs in Israel are required to purchase capacity and rely on one of the two other cable operators in Israel (MedNautilus and Tamares). As a result, Bezeq International’s subscribers are able to enjoy high quality performance and, based on a Market Watch survey performed in July 2013 at the request of Bezeq International, the fastest broadband Internet connection in Israel to international websites. The JONAH cable is fully redundant (i.e., utilizes two equipped fiber pairs), and in addition, Bezeq International has available capacity on two alternate submarine routes to Europe.

In the multi-channel pay television segment, YES is the only licensed provider of multi-channel television broadcasts via satellite in Israel and one of only two companies in the Israeli pay television services market. While YES relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. YES differentiates itself from its main competitor, HOT, by offering a wide range of high quality content and by utilizing technology to be the first pay television services provider to offer new and innovative value-added services to subscribers. For instance, YES was the first provider in Israel to offer a set-top box that combined PVR, VOD and HD capabilities in one device (branded as “yes MaxTotal”). YES’s PVR offering enables subscribers to download a movie or series to their yes MaxTotal set-top box over the Internet and watch recorded content immediately or at a later time. YES is also the only provider in Israel that offers a multiroom service allowing subscribers to watch recorded content on multiple capable set-top boxes (“yes MultiRoom”) and intends to introduce a TV Everywhere service (branded as yesGo), which allows subscribers to watch content from mobile devices.

The Bezeq Group’s brands are among the strongest and most widely recognized brands in Israel and are supported by its substantial investments in marketing, strong product and service offerings, extensive distribution network and leading customer service offerings.

The Bezeq Group’s brands are among the strongest and most widely recognized brands in Israel, including Bezeq, Pelephone, Bezeq International and YES. According to Globes, in 2013 the Bezeq brand ranked 3rd overall in brand recognition in Israel (excluding international brands) and according to TNS Israel, in May 2013, Bezeq, Bezeq International and YES were ranked the first, second and fourth most popular telecommunications companies in Israel, respectively. In addition, according to surveys conducted at Pelephone’s request by X-Per-To and Market Watch during the fourth quarter of 2013, Pelephone’s 3.5G UMTS/HSPA+ network is perceived by the Israeli public as the fastest cellular network in Israel.

The Bezeq Group’s brands have been supported by its sustained and substantial investments in strong product and service offerings, marketing, extensive distribution network and leading customer service offerings. We believe the Bezeq Group’s product and service offerings combined with its advanced technology and infrastructure are the key factors driving the association of the Bezeq, Pelephone, Bezeq International and YES brands with reliability, speed, excellent service and innovation throughout Israel. The Bezeq Group’s marketing campaigns focus on and highlight various elements regarding each of its brands. For example, Bezeq focuses on the value-added services offered with its fixed-line broadband Internet infrastructure access service, Pelephone highlights the speed of its network, Bezeq International focuses on providing faster Internet speed than its competitors and its strong customer service, and YES emphasizes its large selection of high quality international content and the subscriber viewing experience associated with it. In addition, the Bezeq Group’s nationwide distribution network, with approximately 1,656 sales persons, serves as a channel for increasing customer interaction, enhancing brand visibility and maintaining customer loyalty. For instance, the Bezeq Group’s distribution networks consist of points of sale and online shops, as well as sales agents who make door-to-door sales, and service and sales representatives. Furthermore, the Bezeq Group also provides its customers with award winning customer service offerings in order to enhance customer loyalty.

The Bezeq Group has an extensive offering of high quality content.

As a result of its holding in YES, the Bezeq Group is able to complement its extensive telecommunications infrastructure with a wide array of high quality content. For instance, YES, which benefits from strong content differentiation in the pay television market, provides a leading selection of television series and movies. With respect to television series, YES broadcasts new television series at a minimal delay, in some cases within hours from the time the content is originally aired in the United States or worldwide. YES also has an agreement with HBO pursuant to which YES aired all of HBO’s new English language television series and movies, the majority of which were only aired in Israel on YES. In addition, in 2013, the television series aired on YES received 244 Emmy nominations and 53 Emmy awards, with all but one of the television series nominated for the best drama and best comedy awards being aired in Israel only on YES. With respect to movies, 60% of the 220 new theatrical releases that aired in Israel in 2012 were only broadcast by YES in Israel during 2013. YES also produces a substantial amount of local content (spending approximately NIS 120 million on such content in 2013). The Bezeq Group’s extensive offering of high quality content distinguishes it from competitors, and we believe that such distinction will likely enhance the Bezeq Group’s competitive position if and when the Israeli wholesale market develops and the Bezeq Group’s competitors that do not currently offer bundled packages with pay television begin doing so.

The Bezeq Group’s strong cash flow generation supports substantial and consistent dividends while providing for investment in the business and maintenance of a conservative level of leverage.

The Bezeq Group is a highly cash generative business and has a proven track record of consistent operating cash flow generation. The Bezeq Group’s stable, and in some segments, growing customer base and attractive offerings and services, together with its focus on profitability, provide it with strong revenues, Adjusted EBITDA margin and operating cash flow. While generating strong cash flow, the Bezeq Group has continued to invest in its business, technologies and infrastructure through major capital expenditure programs, several of which were completed in the last four years (including, the deployment of Bezeq’s NGN, Pelephone’s advanced 3.5G UMTS/HSPA+ cellular network and the launch of Bezeq International’s JONAH cable).

The following table sets forth the Bezeq Group’s operating cash flow and ratio of capital expenditures to revenues for the years ended December 31, 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
	(NIS in millions except percentages)

Operating cash flow	3,186	4,014	4,152
Capital expenditure, net	1,637	1,235	916
Capital expenditure, net as a % of revenue	14.4%	12.0%	9.6%

We believe the Bezeq Group has a conservative capital structure and that such conservative capital structure and strong cash flow generation have historically enabled Bezeq to make consistent dividend payments to its shareholders. Since 2006, Bezeq has distributed dividends in an amount equal to 100% of its net income after minority share in each year (and in addition, in each of 2007 and 2011, a special dividend was approved for distribution). The average dividend yield from 2006 through 2013 was equal to 13.7%. Such consistent and stable dividend distributions have in turn provided Bezeq’s shareholders, including us, with substantial cash flow.

The Bezeq Group has an experienced management team with a proven track record in the Israeli telecommunications industry.

The Bezeq Group’s management team has significant experience in the telecommunications industry, including with respect to the transformation of telecommunications companies and generating growth. The Bezeq Group’s executive management has a proven track record in leading international and domestic technology and telecommunications companies and has successfully delivered efficient operating performance and strong returns for its shareholders despite increasing regulatory hurdles and competition in recent years. In recent years, the Bezeq Group’s management has overseen significant investments in infrastructure to position the members of the Bezeq Group at the forefront of technology for the coming years.

We control B Communications which is the sole controlling shareholder of Bezeq and have a management team with significant experience in developing and operating telecommunications companies.

B Communications has sole control of Bezeq and, together with us and members of the Eurocom Group, are the only entities or persons that hold a permit to control and direct the activities of Bezeq. Since the acquisition of the controlling interest in Bezeq, B Communications has nominated all of the members of Bezeq’s board of directors who were elected by shareholders, excluding employee representatives on the board whose nominations require the prior approval of our ultimate controlling shareholder, Mr. Shaul Elovitch, as chairman of Bezeq’s board of directors, pursuant to Bezeq’s collective bargaining agreement.

Our management team has long-standing experience in the communications sector. Our founder and Chairman, Mr. Shaul Elovitch, was also one of the founders of other Israeli leading telecommunications businesses (including, among others, YES and Partner) and other major investment businesses, and has over 40 years of experience in the telecommunications market. Our Chief Executive Officer, Doron Turgeman, has over 17 years of experience in the telecommunications sector.

Our controlling shareholder, Eurocom Communications, is one of Israel’s largest holding groups, with extensive experience in the telecommunications market and controlling stakes in other telecommunications companies, including Spacecom, Satcom and Satlink, all of which operate in the field of satellite communications, Eurocom Cellular, a leading supplier in Israel of cellular devices, and Eurocom Digital, a leading supplier in Israel of communications products.

Our Strategy

We view our holding in Bezeq, through B Communications, as a strategic asset and currently expect to maintain a long-term controlling interest in Bezeq. The telecommunications market has historically served as a growth engine for the Eurocom Group and we intend to continue to focus our business on the telecommunications field. We intend to leverage our long-term experience and expertise in the telecommunications field to continue to contribute to Bezeq’s management and operations, through ongoing involvement in its business and provision of extensive consulting and strategic services. Over the coming years we intend to gradually reduce our leverage level through the repayment of debt.

The Bezeq Group’s Strategy

The Bezeq Group intends to maintain its position as the leading telecommunications provider in Israel by continuing to invest in and leverage the advanced and extensive infrastructure of each of its companies. In addition, the Bezeq Group intends to maximize its revenues and profit margins and maintain strong cash flow by offering its subscribers an attractive value proposition through the provision of superior services and products.

While the Bezeq Group is currently subject to a regulatory regime aimed at increasing competition, we believe the regulatory environment may become less restrictive following the occurrence of certain events, which could include a gradual reduction of the current structural separation limitations and other restrictions to which the Bezeq Group is subject. Such events, including, but not limited to, the implementation of the wholesale market, as outlined in the Wholesale Market Policy Document, or the possible merger of YES with the Bezeq,  upon fulfillment of certain terms, would likely allow Bezeq to benefit from potential cost savings, as well as additional revenue and marketing synergies from the offering of service packages that include YES services. The key components of the Bezeq Group’s strategy by segment are set forth below.

Domestic Fixed-Line Communications (Bezeq)

Maintain Bezeq’s leading position in the fixed-line broadband Internet infrastructure access and fixed-line telephony markets and continue to be the first choice of customers.

In the broadband Internet infrastructure access services market, Bezeq intends to maintain its leading position by increasing the available bandwidth offered to subscribers and expanding its offering of innovative value-added services over the NGN network, such as a shared national free WiFi network and free cloud services. To achieve this, Bezeq intends to continue to invest in its infrastructure in order to enable it to leverage the speed and quality of its advanced network. Bezeq’s highly advanced and widely deployed NGN fixed-line infrastructure covers more than 98% of the total population in Israel, and Bezeq had completed laying optical fibers to over 400,000 households and businesses in Israel as of December 31, 2013. Bezeq intends to continue to rollout FTTB and FTTH, which will enable Bezeq to provide even greater bandwidth capacity to its subscribers.

In the fixed-line telephony market, Bezeq intends to maintain its leadership by continuing to offer a variety of pricing packages and focusing on advanced applications, including the Bphone application, which allows fixed- line telephony customers to make calls from abroad at domestic fixed-line prices.

Maintain Bezeq’s unique leadership position in the business sector across all products.

Bezeq intends to leverage its unique infrastructure and wide array of products to drive revenue by offering diverse solutions and value-added services that meet the needs of enterprise consumers. In addition, Bezeq aims to encourage customers to migrate from basic services to managed solutions for organizational and inter-organizational connectivity. Bezeq also plans to continue to grow its revenue from the provision of transmission and data services, customers of which are typically loyal and highly dependent on Bezeq, while maintaining its leadership position in this market by extending the breadth of its value-added services packages.

Cellular Telephony (Pelephone)

Become the leading cellular provider in Israel by maintaining its reputation as the company with the fastest cellular network in Israel and by focusing on value-added services.

Pelephone has invested and intends to continue to invest in its 3.5G UMTS/HSPA+ network in order to maintain its reputation as the operator with the fastest cellular network in Israel and enable it to capture growth resulting from the increased use of smartphones and data consumption. Pelephone’s advanced 3.5G UMTS/HSPA+ core network configuration is upgradeable to support 4G standards, provided that Pelephone acquires LTE frequencies following a tender by the Israeli Ministry of Communications that is expected to be issued in 2014. Pelephone is currently preparing its network for a potential LTE upgrade and, in December 2013 it entered into a network sharing agreement with Cellcom and Golan Telecom for the construction and operation of a shared 4G network and an agreement with Cellcom for the sharing of passive components of cell sites on each company’s existing networks. The agreements, which are subject to approvals by the Israeli authorities, including the Israeli Antitrust Authority, are expected to provide significant cost savings and reduced capital expenditure requirements with respect to the deployment and maintenance of an LTE network, as well as with respect to the maintenance of its existing UMTS network.

In addition, Pelephone intends to maintain its status as a leading innovator and leading provider of content among cellular telephony operators as well as reduce churn by continuing to offer attractive and advanced value-added services, such as anti-virus, data storage and back-up, and music and video services (such as a Super TV and musix).

Increase sales of popular cellular devices, including smartphones and tablets, to capture growth in demand for data services.

Pelephone intends to focus significant resources on the marketing of popular cellular devices, including smartphones and tablets, which in turn increase the demand for data services and consequently result in increased ARPU. According to WCIS, the smartphone penetration rate in Israel was 37% as of December 31, 2012. As a leader in the provision of data services, with a 72% smartphone penetration rate in its network and smartphones representing 88% of new handsets sold, we believe Pelephone is well positioned to benefit from the high data consumption trend within the Israeli market.

ISP, ILD, Data Services and ICT (Bezeq International)

Continue to lead the ISP market in Israel by leveraging the advantages of its high-speed submarine optical fiber cable and its acclaimed customer service.

Bezeq International’s JONAH cable provides it with greater capacity for utilization than any other ISP in Israel and allows Bezeq International to obtain such capacity at incremental cost, while other ISPs in Israel are required to purchase capacity and rely on one of the two other cable operators in Israel. As a result, Bezeq International’s subscribers are able to enjoy high quality performance and, based on a Market Watch survey performed in July 2013 at the request of Bezeq International, the fastest broadband Internet connection in Israel to international websites. Bezeq International intends to leverage this advantage, together with its acclaimed customer service and wide array of value-added services, which also enhance subscriber loyalty, in order to continue to maintain ARPU as well as grow its subscriber base and share of the ISP market, which Bezeq International estimates, based on the number of subscribers, increased to 40.63% as of December 31, 2013 compared to 38.77% as of December 31, 2012. This growth in market share has been accompanied by annual growth in revenue from ISP, ICT and data services of NIS 941 million, NIS 957 million and NIS 1,032 million, in 2011, 2012 and 2013, respectively.

Offer a full suite of end-to-end solutions to the business sector, including ICT services, cloud-computing services, website server hosting and related managed services, data communications and information security.

Bezeq International intends to provide the most comprehensive suite of ICT services in the Israeli market by expanding its cloud-based solutions (which include software as a service (SaaS), virtual servers, data backup services, cloud call centers and related managed services) and leveraging its infrastructure, which includes, in addition to the JONAH cable, highly advanced data centers in Israel and multiple points-of-presence worldwide. Bezeq International also intends to continue to position itself as one of the only providers capable of combining its extensive infrastructure-related technical know-how with the provision of a complementary suite of IT and communications solutions to business customers. In addition, Bezeq International intends to increase its presence in the fast growing international data transfer segment by leveraging its technical capabilities and long-standing relationships with providers of communications services worldwide. Furthermore in the business sector, Bezeq International intends to sell to other local and international communications services providers the rights to use a portion of the capacity of its high-speed submarine optical fiber communications cable system, thus generating a new revenue stream for the company.

Multi-Channel Television (YES)

Maintain its premium position and strong brand in the broadcast market.

YES’s strategy is focused on maintaining its premium brand position by differentiating itself from its main competitor, HOT, with respect to content, service quality and technology, by offering a wide range of high quality content and number of channels and by utilizing technology to provide unique and innovative value-added services to subscribers. YES intends to continue to maintain its unique content offering, which included 60% of the 220 new theatrical releases that aired in Israel in 2012 being broadcast only by YES in Israel during 2013. In addition, YES intends to continue to focus on providing award winning customer service as well as to distinguishing itself by utilizing its advanced technology to provide unique and innovative value-added services to customers, including the introduction of a TV Everywhere feature.

Drive revenue growth through increasing penetration of advanced value-added services.

YES intends to drive additional revenue growth by increasing the amount of content purchased by each subscriber, expanding its value-added services, and investing in the development and integration of advanced technologies. These efforts include increasing the penetration rate of advanced services, including PVR set-top boxes, VOD services and HD services, among its subscribers. In order to achieve such increases, YES intends to continue to market advanced services to its subscribers as well as enhance the content available on such services. In addition, YES, through its rollout of yes MultiRoom, recently became the only provider in Israel to offer services enabling subscribers to access content that was recorded on one capable set-top box from other capable set-top boxes they have at home. YES intends to introduce a TV Everywhere feature, yesGo, which will extend the YES viewing experience to personal computers and mobile devices, such as smartphones and tablets, enabling YES subscribers to consume a significant amount of content (both linear channels and VOD) wherever they are.

Products and Services

The Bezeq Group provides a wide range of telecommunications services for its business and private customers, including domestic fixed-line telephony and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP, ILD, data services, ICT solutions, multi-channel television broadcasts via satellite, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers and the supply and maintenance of equipment on customer premises, also known as network end point, or NEP, services.

Since May 2010, Bezeq has been permitted to offer joint service packages with its subsidiaries to private subscribers, and since July 2012, Bezeq has been permitted to offer joint service packages with its subsidiaries to business subscribers, in each case, subject to the approval of the joint service package by the Ministry of Communications and other conditions contained in Bezeq’s license. The joint service packages must be capable of being “unbundled” such that each service included in a package must be offered separately and on the same terms, which effectively prevents the Bezeq Group from enhancing the attractiveness of the offer by offering a discount on the joint service packages. Joint service packages marketed by Bezeq’s subsidiaries that include the services of Bezeq are also subject to similar limitations, including “unbundling” (except for a bundle offered by a subsidiary that only contains Bezeq’s fixed-line broadband Internet infrastructure access service). In October 2012, the Israeli Antitrust Commissioner informed YES that in its opinion, cooperation between YES and Bezeq for the marketing of “unbundled” joint service packages would constitute cooperation between potential competitors which requires approval under the Israeli Antitrust Law and that it would not grant an exemption from such approval and consequently, such packages are not offered.

Bezeq currently offers packages that combine a subscription to Bezeq’s fixed-line broadband Internet infrastructure access and to the accompanying ISP service, with the ability to choose from any ISP provider in Israel, including Bezeq International. The packages are “unbundled” and offered at the same price that the standalone services would cost if subscribed to separately. In addition, Bezeq offers packages to business customers that combine Bezeq’s business data lines and the accompanying ISP service from Bezeq International. The packages are also “unbundled” and offered at the same price that the standalone services would cost if subscribed to separately. Business customers are also not required to use Bezeq International as their ISP provider and have the ability to choose any ISP provider in Israel.

Domestic Fixed-Line Communications (Bezeq)

Fixed-Line Telephony Services

Bezeq’s fixed-line telephony services include basic telephony service on domestic telephone lines and associated value-added services, such as voice mail, caller ID, call waiting, call forwarding and conference calls. Bezeq also offers its business customers national toll free numbers which provide for full or partial payment for customer calls by the business customer.

As of December 31, 2013, Bezeq had 2.22 million active fixed telephone lines in Israel. Bezeq offers a variety of payment plans, ranging from a monthly subscription fee per fixed telephone line and charge per second of use, to various fixed-line telephony packages comprised of monthly amounts of minutes for a fixed monthly fee.

Most of Bezeq’s fixed-line telephony services are subject to regulatory tariff control and the prices for such services are governed by such regulations. With respect to services that are not subject to tariff control, Bezeq is required under the Israeli Communications Law to set reasonable tariffs for such services. In addition, Bezeq is allowed to offer “alternative payment packages” for services that are subject to tariff control, with different pricing than the regulated tariff, subject to certain conditions.

Fixed-Line Broadband Internet Infrastructure Access Services

Internet service in Israel is segregated into two separate elements comprised of infrastructure or network access services and ISP services. As such, a customer wishing to subscribe to fixed-line Internet services in Israel effectively needs to purchase infrastructure access services, which are provided exclusively by Bezeq and HOT, the only telecommunication operators in Israel that own national fixed-line network infrastructures, and ISP services, which can be provided by any licensed provider. The customer retains the choice with regards to providers for both services, i.e., it may choose to subscribe to the fixed-line broadband Internet infrastructure access facilities of Bezeq or HOT while using a separate ISP provider.

Bezeq provides fixed-line broadband Internet infrastructure access services to approximately 60% of the Israeli market based on the number of subscribers. Bezeq provides such services by utilizing VDSL technology with bandwidth of up to 100 Mbps (download) speed. As at December 31, 2013, Bezeq had substantially completed the deployment of its NGN network and 84% of all Bezeq subscribers now use NGN services (those with packages of 10 Mbps or higher).

There has been a growing demand for higher bandwidth speed from Bezeq’s fixed-line broadband Internet infrastructure access services subscribers over the recent years. As of December 31, 2013, the average subscribed for bandwidth download speed of Bezeq’s fixed-line broadband Internet infrastructure access services was 18.1 Mbps, compared with 9.6 Mbps as of December 31, 2012.

Bezeq offers its fixed-line broadband Internet infrastructure access services in a variety of packages, with prices varying according to bandwidth, and currently offers its subscribers packages with bandwidth speeds ranging from 5 Mbps up to 100 Mbps, depending, among other things, on the distance of the subscriber’s premises from the street cabinet and the technology available at the subscriber’s premises. Since April 2012, Bezeq has not been permitted to offer its fixed-line broadband Internet infrastructure access services at a reduced price when sold together with its fixed-line telephony services.

Bezeq also offers add-on and value-added services to its fixed-line broadband Internet infrastructure access services subscribers, including Bezeq’s recent offering of a shared national free WiFi network (a service allowing Bezeq’s broadband subscribers to share a portion of their wireless bandwidth with other subscribers in return for the ability to browse outside of their homes using other subscribers’ wireless bandwidth), free cloud services, anti-virus and parental controls. Bezeq charges its subscribers a monthly fee for certain of these add-on services.

Transmission and data communication services

Bezeq provides a wide variety of data and transmission services, both to its business customers and to other telecommunication operators. Bezeq’s data service offerings include point to point, or point to multi point, network topology for business to business and multi-branch business customers, as well as connectivity, Internet access and remote access services. Bezeq provides these services on multiple platforms, from its legacy infrastructures to its newer and more advanced infrastructures, such as IPVPN and metro Ethernet.

Bezeq offers high-speed transmission services to a substantial number of the communications operators in Israel. Among other services, Bezeq provides backhaul services to cellular telephony operators and transmission connectivity services to wireline operators, ILD providers, ISPs and to the Palestinian Authority operators. Bezeq offers similar services to business customers, with a wide variety of bandwidths and interfaces.

Other Services

Miscellaneous services to communications operators.  Bezeq provides various services to other communications operators, including rental of space and provision of services in its rented properties, hosting of cellular sites, billing and collection for ILD operators and special services for ISPs.

Infrastructure services for HOT.  Bezeq installs and provides maintenance for the portion of HOT‘s cable network that runs through Bezeq’s ducts and poles, which accounts for a substantial portion of HOT’s cable network.

Broadcasting services.  Bezeq operates and maintains radio transmitters that are operated by radio stations and operators, including the Israel Broadcasting Corporation and the Israeli Defense Force Radio (Galei Zahal). Bezeq also operates DTT transmitters for the Second Authority. While Bezeq is responsible for the operation and maintenance of the transmitters, it is not responsible for the content of the broadcasts.

Contract work.  Bezeq performs setup and operational work on networks and sub-networks for various customers such as the Israel Ministry of Defense, radio and television broadcasting companies, cellular and international communication operators, local authorities, municipalities and government agencies.

Cellular Telephony (Pelephone)

Pelephone offers its subscribers comprehensive voice, data and text messaging services and advanced multimedia services through its nationwide 3.5G UMTS/HSPA+ network. Pelephone’s basic cellular telephony (voice) services include basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID. Pelephone’s customers can also access Internet services by using their handsets or through a cellular modem, or netstick, with download speeds of up to 42 Mbps. Pelephone’s value-added services include short text messages, or SMS, multimedia messages, or MMS, and content services, such as information and entertainment services on Pelephone’s Internet portal, navigation services, “Super TV” (enabling unlimited access from the subscriber’s handset to a variety of television and music channels and television programs on demand, or VOD) and “musix” (enabling access to a large music library of songs, albums and playlists from the subscriber’s handset and PC). Pelephone also offers its customers handset repair services for a monthly payment.

Pelephone offers a variety of packages that combine the several services it makes available to subscribers. Such packages are primarily “unlimited” packages (where the subscriber pays a fixed usage fee and is entitled to make unlimited use of the services according to the terms of the purchased plan), however Pelephone also offers usage fee packages (where the subscriber pays a monthly fee for up to a limited usage and are charged according to their excess use beyond the limit). Since February 2011, Pelephone’s contracts with private customers have not included any commitment period. Pelephone’s arrangements with large business customers with over 100 subscribers include commitment periods of up to 36 months.

Pelephone also provides international roaming services, based on agreements it has with cellular telephony operators abroad. In addition, Pelephone provides incoming roaming services to the customers of foreign operators while they are in Israel.

As part of certain hosting agreements, Pelephone also provides wholesale in-country roaming services to other cellular telephony operators (HOT Mobile under an agreement expiring December 31, 2014) and MVNOs (Rami Levy, Alon Cellular and Cellact (which has not yet commenced commercial operations). As part of the hosting agreements, Pelephone provides basic telephone (voice) services, data communications services and text messaging Pelephone offers its customers various types of cellular handsets, car telephones and hands-free devices, as well as support for its range of services. Since January 2013, the sale of handsets is no longer linked to benefits and discounts on cellular telephony services. Pelephone also offers its customers modems, laptop computers and tablets.

ISP, ILD, Data Services and ICT (Bezeq International)

ISP services

Bezeq International provides a large variety of ISP services to private and business customers, including terminal equipment and support, with an emphasis on broadband Internet access services ranging from 5 Mbps to 100 Mbps based on Bezeq’s ADSL infrastructure and local cable company infrastructure (HOT’s UFI). Such access services are offered in various bandwidths and qualities of service based on available transmissions. Bezeq International also offers its customers a wide range of value-added services, including automatic online backup for personal computer files, antivirus, anti-spyware, anti-phishing, anti-spam, parental control over Internet use and premium technical support. Such value-added services are often provided as an integrated service package together with ISP services. In addition, Bezeq International offers packages of ISP services and fixed-line broadband Internet infrastructure access services of either Bezeq (for a period of one year or three years) or HOT (for a period of one and a half years).

ILD services

In the ILD services market, Bezeq International offers international direct dialing services to business and private customers, toll-free number services for business customers overseas, international call routing and completion services (i.e., hubbing, the transfer of international calls between foreign communication providers worldwide), telephone card services enabling prepaid and postpaid dialing from Israel, and domestic telephony services by means of VoB access (a service that allows users to make and receive telephone calls over the Internet through an Internet connection) through its wholly owned subsidiary B.I.P. Communications Solutions Limited Partnership.

Business Sector-Data Services and ICT

Bezeq International specializes in providing IT and communications solutions for large local and international enterprises, offering a wide range of services and comprehensive solutions that combine its communications network and the customer’s organizational computer infrastructures. Bezeq International offers a range of ICT services, including IT systems, computerized infrastructures, information security, networking and wireless and data back-up solutions, as well as maintenance for organizational computer networks, help desks and IT expert outsourcing services. Bezeq International also provides its business customers with international data networks, virtual private routed networks, or VPRN, and multiprotocol label switching, or MPLS, networks, and high-speed ISP services through a variety of broadband technologies, such as transmission, metro, ADSL, cables and WiFi.

Bezeq International offers its business customers services which allow for the upgrade and adjustment of such services to meet its customers’ ever-changing requirements, which is referred to by Bezeq International as “IT as a Service” (such as IT Infrastructure as a Service, cloud computing and data backup, virtual servers and cloud call centers).

Bezeq International’s customers also benefit from its advanced data centers, which supply website server hosting and co-location services as well as advanced disaster recovery solutions. Bezeq International operates large data centers and utilizes its international points-of-presence and global data network for the benefit of its international enterprise customers.

Bezeq International specializes in installing, maintaining and supporting internal organizational telephony exchanges, IP exchanges and call centers for some of the world’s leading manufacturers. In traditional international communications, Bezeq International utilizes a switching system (“Soft Switch”) that provides Intelligent Network services for international calls enabling cost-effective advanced monitoring and customer use restrictions.

Bezeq International also provides data services to ISPs and international communications providers through its submarine optical fiber communications cable system.

Multi-Channel Pay Television (YES)

Broadcasts

YES currently offers a wide range of high quality content on 160 different channels, including 20 HD channels. Such channels include MTV, National Geographic, Discovery and Eurosport. YES attempts to secure the best available programming across feature films, television series, documentary programming and original productions, while emphasizing both quality and ratings. In 2013, the television shows aired on YES received 244 Emmy nominations and 53 Emmy awards. In 2013, 41 Golden Globes nominees and 9 Golden Globes award-winning movies were aired in Israel only on YES. During 2013, 60% of the 220 new theatrical releases that aired in Israel in 2012 were only broadcast in Israel by YES. YES broadcasts new television series at a minimal delay in some cases, within hours from the time the content is originally aired in the United States or worldwide. YES also has an agreement with HBO pursuant to which YES aired all of HBO’s new English language television series, the majority of which were only aired in Israel on YES. YES also offers a variety of local content as well as VOD services, pay-per-view channels, radio channels, music channels and interactive services.

YES’s package offerings include a basic package, which each subscriber is required to purchase, as well as additional channels chosen by the subscriber, whether as a package or as single and PPV channels. For example, YES currently offers, among others, a sports channels package, an entertainment and series package, a movies channels package, a business and news channels package, a science and nature channels package, a youth and music channels package, a Russian language channels package and an Arabic language channels package.

Advanced services

YES offers its subscribers a variety of value-added services, which are among the most advanced in the world, including:

•	PVR set-top boxes which interface with YES’s electronic program guide and enable special services, including ordering recordings in advance, recording series and pausing live broadcasts;

•	HD broadcasts through YES’s set-top boxes;

•	VOD services via the Internet (accessed through the set-top boxes);

•
smartphone and tablet applications that offer viewing content as well as the option to remotely record content on the subscriber’s set-top box. At the beginning of 2010, YES launched the option of viewing a variety of its content on iPhones and expanded the service to support iPads in March 2011. The iPad application incorporates viewing content at HD quality and connection to Facebook and both the iPad and iPhone applications offer the option to remotely record on the PVR;

•
“yes streamer,” a service that facilitates the viewing of video, pictures and music in diverse formats from the home computer on television (using YES set-top boxes) in addition to access to certain Internet content, such as YouTube, Picasa, Flix and Flickr; and

•
“yes MultiRoom,” a new service launched in June 2013 by YES that allows its subscribers to watch content that was recorded on one capable set-top box from other capable set-top boxes they have in other rooms using the home network.

The above advanced services are available to subscribers through YES’s set-top boxes, depending on the type of advanced service, which include “yes Max” (PVR capabilities and, in some of them, VOD capabilities), “HDvod” (HD and VOD capabilities) and “yes MaxTotal” (PVR, HD, VOD, streaming capabilities and yes MultiRoom in the same set-top box). In addition, YES recently announced the upcoming launch of yesGo, a TV Everywhere feature that will enable subscribers to watch a significant part of its content (both linear channels and VOD) via personal computers and mobile devices such as smartphones and tablets.

Marketing, Sales and Customer Service

Under the structural separation limitations, each of the Bezeq Group companies maintains independent marketing and sales operations.

Domestic Fixed-Line Communications (Bezeq)

Bezeq has marketing, sales and service systems for its business and private customers, which include customer managers for the business sector, combined sales and service call centers around the country, technical support centers for private and business customers, Bezeq stores throughout Israel offering sales and services, as well as a virtual online shop.

Bezeq markets its services mainly through advertising in the mass media, including commercial television, newspaper advertisements and billboards, as well as telephone sales centers, customer managers and an array of independent dealers who are mainly ISPs, and sales centers that are operated by authorized dealers. Bezeq engages with popular Israeli celebrities as presenters and aims to increase customer awareness of the Bezeq brand by associating the services with values such as reliability, quality and simplicity.

Cellular Telephony (Pelephone)

 In a competitive market, speed, reliability and customer service play major roles. Pelephone’s customer service system includes its website, online chat service and 10 designated call centers that provide general information and service on various matters in three languages, plus technical support, customer billing information, value-added services and sales.

As of December 31, 2013 Pelephone’s distribution system included 31 service and sales centers, located throughout Israel, which handle customer service, sales and retention and also assist customers with handset malfunctions, including by providing them with a substitute handset while sending the malfunctioning handset for repair to a central facility owned by Pelephone. The distribution system is reinforced with 47 points of sale, most of which are operated by Pelephone’s employees, with the remaining locations operated by authorized dealers. In addition, Pelephone operates through sales agents, including a door-to-door sales force, and service and sales representatives for the business sector. Sales agents work on a commission basis.

Pelephone markets its services mainly through advertising in the mass media, including commercial television, newspaper advertisements and billboards. Pelephone heavily advertises the capabilities and advantages of its advanced 3.5G UMTS/HSPA+ network.

ISP, ILD, Data Services and ICT (Bezeq International)

            Bezeq International’s quality of service and the professional support provided to its customers are key drivers of its success. In 2012, Marketest, a multi-discipline research and consulting firm in Israel, rated Bezeq International as a customer service leader for the fifth consecutive year. Bezeq International was also ranked number one among the customer services provided by the leading ISPs in Israel by the Ministry of Communications in 2011 and 2012 (based on the number of justified complaints in relation to market share).

Bezeq International’s customer services for its residential and business customers include designated call centers, its website, different social network interfaces (such as Facebook) and an advanced set of online web tools (such as chat, remote takeover software and advanced monitoring systems). Bezeq International’s ICT and VoB customers are also provided with field technical support and installation services by trained technicians.

Bezeq International’s marketing and advertising strategy highlights the importance of a smooth and fast Internet experience and emphasizes its unique value proposition as the best broadband Internet performance provider in Israel. For the private customer market, Bezeq International uses a broad range of distribution channels to sell its products throughout Israel, including call centers for ISP and ILD services and sales agents who make door-to-door sales. In addition, Bezeq International offers joint services packages. For the business customer market, Bezeq International’s marketing channels include call centers, business service and solution centers, and customer managers according to customer type (SMB, SME customers designated for outsourcing transactions, etc.).

Multi-Channel Pay Television (YES)

YES customer service operations are carried out mainly by in-house and outsourced call centers, as well as by self-service via interactive voice response, YES’s website and set-top boxes. Field technical support and installations are performed by YES technicians and subcontractors.

YES’s sales operations are carried out via door-to-door sales personnel, call centers and third party dealers. YES focuses its marketing strategy on media campaigns with high presence on television as well as other medias such as radio, newspapers, Internet and billboard commercials, using well-known international actors and marketing special offers. YES’s campaigns highlight its role as a global technology pioneer with leading value- added services (VOD, PVR, HD, yes MultiRoom, streamer and mobile applications). YES also highlights its relationships with other well-known, popular brands. For example, in 2012 YES launched “YesOh,” branded as the “Home of HBO,” resulting from YES’s agreement with HBO for the purchase of content. YES focuses on offering the most advanced and complete content offering compared to its principal competitor.

Networks

Domestic Fixed-Line Communications (Bezeq)

Bezeq offers private and business customers, as well as communication providers, a wide variety of services through a nationally deployed, fully-owned, advanced communication networks.

Bezeq is the first fixed-line communications company in the world to provide a national NGN deployment. Over the past four years, Bezeq has deployed thousands of street cabinets, equipped with MSAG systems containing ADSL2+ and VDSL2 cards, through which Bezeq supplies its customers with telephone services, Internet access, data and value-added services, all on a unified IP network. The thousands of street cabinets are fiber optically linked through a metro Ethernet network, reaching dozens of aggregation sites leading to Bezeq’s nationally distributed mega points of presence (POP) sites. The street cabinets are distributed in a manner by which the average distance from the customer does not exceed several hundred meters, enabling Bezeq to offer its customers, using VDLS2 technology, up to 100 Mbps bandwidth.

NGN network deployment and the transition to providing the array of services on a unified IP network has generated significant operational savings, by enabling Bezeq to gradually “shut down” the old PSTN network, as a result of which many structures that were formerly used to store the PSTN switches became redundant and are offered for sale upon removal of the PSTN switches (certain structures have already been sold) and following the removal of the copper cables in segments that were replaced by fiber optics.

Bezeq operates an extensive national network of optic fibers, providing relay and data communication services for business customers, government offices and security forces, as well as communication operators, while utilizing a wide variety of technologies, including SDH, metro Ethernet, IPVPN and more, with a wide variety of bandwidths. Bezeq recently began an initiative to extend the optical fiber network to be as close as possible to buildings and customer homes (FTTB/FTTH). This activity is expected to result in ultra-fast data transfer rates, significantly higher than the maximum rate provided on the current network (100 Mbps).

The data communication networks consist of thousands of switches and routers spread throughout hundreds of sites nationwide, as well as tens of thousands of kilometers of optical fiber, usually installed within duct infrastructures, enabling simple and rapid installation and maintenance. This array is deployed in a ring configuration, enhancing survivability.

Cellular Telephony (Pelephone)

Pelephone has a resilient and advanced network system in Israel, allowing it to offer its services with nationwide coverage and consistent high quality. During the years ended December 31, 2011, 2012 and 2013, Pelephone made net capital expenditures of NIS 382 million, NIS 381 million and NIS 315 million (approximately $90 million), respectively, on its network infrastructure.

Pelephone’s network is based on two technologies: a legacy CDMA network (with only 10% of the voice capacity) and its new 3.5G UMTS/HSPA+ network, which is Pelephone’s primary network. Pelephone’s network offers excellent voice and data capabilities, including full interactive multimedia capabilities. Among other things, this technology brings improvements in coding and data compression technology and provides excellent voice quality and more reliable data transmission. UMTS technology is based on global standards adopted for the implementation of third generation wireless telecommunications capable of supporting data rates of up to 42 Mbps.

Pelephone’s network is interconnected with the networks of Bezeq and HOT in several locations across Israel. Pelephone’s network is also connected to all of the cellular networks in Israel, the eight Israeli ILD operators, the fixed-line telephone network of Paltel and the cellular network of Wataniya, and indirectly to the cellular network of Jawwal in the Palestinian Authority.

Pelephone’s transmission network is made up of leased lines (fiber optic) from Bezeq and Pelephone’s own microwave links. Pelephone’s UMTS base stations are connected using a hybrid connection (ATM for voice call via Bezeq’s SDH network and IP for data calls via Bezeq’s metro Ethernet network).

Pelephone’s networks cover substantially all of the population in Israel. Pelephone is continuing to expand and improve the coverage, capacity and quality of its 3.5G UMTS/HSPA+ network. Pelephone’s network architecture is based on two mobile telephone switching offices (MTSOs), each one with an IP based core network that can support all the traffic in the network.

Pelephone launched its 3.5G UMTS/HSPA+ network in 2009. In November 2007, Pelephone signed an agreement with LM Ericsson Israel Ltd. (“Ericsson”) for the deployment of a 3.5G UMTS/HSPA+ network with dual bands (850/2100 MHz) and in December 2010, Pelephone signed an additional agreement with Ericsson for additional radio frequency carrier and capacity. Ericsson is currently the main supplier for Pelephone’s network. Pelephone uses monitoring probes and counters to ensure network quality.

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of Pelephone’s license and subsequent allocations, it was allocated two 12 MHz bands of spectrum in the 850 MHz frequency band and two 10 MHz bands of spectrum of UMTS/HSPA third generation in the 2100 MHz frequency band. Pelephone’s cellular telephony license is valid until September 8, 2022.

Pelephone expects the Ministry of Communications to issue a tender for LTE frequencies during 2014. If Pelephone acquires such frequencies, Pelephone’s advanced 3.5G UMTS/HSPA+ core network configuration is upgradeable to support 4G standards. On December 9, 2013, Pelephone entered into an agreement with Cellcom and Golan Telecom for the construction and operation of a shared 4G network and an agreement with Cellcom for the sharing of passive elements of cell sites for existing networks. Under the 4G network agreement, the three operators will cooperate in obtaining frequencies for the 4G network. The 4G network is to be constructed and operated by an entity that will be equally owned by Cellcom and Pelephone and overseen by a steering committee comprised of representatives of all three operators and which shall make the strategic decisions regarding the 4G network by majority vote. Each operator will be required to purchase and operate its own core network. Costs will generally be divided equally among the three operators, subject to certain conditions and limitations set forth in the agreement. The agreement is generally for a period of at least 15 years. Golan Telecom is entitled to exit the agreement earlier if it is acquired by another Israeli cellular telephony operator that holds a general license. Under the agreement for sharing of passive components of cell sites, the entity equally owned by Pelephone and Cellcom, will manage and maintain all of the passive elements of cell sites and unify passive elements of cell sites of Pelephone and Cellcom, currently used for the 2G and 3G networks and will also manage and maintain the networks for Pelephone and Cellcom, generally for a period of at least 15 years. Costs will be divided generally between Pelephone and Cellcom, subject to certain adjustments. Each operator will bear its own costs for such services and will continue to operate its own core network. Effectiveness of each of the agreements is subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner, as well as an additional indefeasible right of use agreement between Cellcom and Golan Telecom regarding Cellcom’s 2G and 3G networks. There is no assurance that the agreements will receive the requisite regulatory approvals. We expect the sharing agreements, if they become effective, to result in significant cost savings and reduced capital expenditure requirements with respect to the deployment and maintenance of an LTE network, as well as with respect to the maintenance of its existing UMTS network. Pelephone also entered into a hosting agreement with YouPhone, a subsidiary of Alon Cellular, effective January 1, 2014.

Pelephone’s 3.5G UMTS/HSPA+ network offers advanced applications and services including, among others, a UMTS content portal offering a variety of services such as live and VOD TV channels, content backup for handsets, navigation application and a popular music application (musix).

Once a new coverage area has been identified, Pelephone’s technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify network sites. In urban areas, typical sites are building rooftops. In rural areas, masts are usually constructed. Technical staffs also identify the best means of connecting the base station to the network, for example, via wired links leased from Bezeq or microwave links. Once a preferred site has been identified and the exact equipment configuration for that site decided, Pelephone begins the process of obtaining necessary approvals.

The erection and changing of most of these network sites requires building permits from local or regional authorities, as well as a number of additional permits from governmental and regulatory authorities, such as erection and operating permits from the Ministry of Environmental Protection, permits from the Civil Aviation Authority, in certain cases, and permits from the Israeli Defense Forces.

ISP, ILD, Domestic Services and ICT (Bezeq International)

In December 2011, Bezeq International completed the deployment of a new high-speed submarine optical fiber communications cable system connecting Israel and Europe, which was launched in January 2012 and has increased bandwidth (capacity and speed) at affordable rates and positioned Bezeq as the sole Internet service provider in Israel to own and operate such infrastructure. This high-speed optical fiber system named JONAH, covers 2,300 kilometers across the Mediterranean, is fully redundant (i.e., utilizes two equipped fiber pairs) and leverages Alcatel-Lucent’s advanced submarine communications networking technology. The cable system can operate at 100 gigabits-per-second data transmissions to enable data capacity of over 7.0 Tbps between Tel Aviv and Bari, Italy. This ultimate data capacity could allow the simultaneous download of 100,000 MP3 files in one minute and the streaming of 15,000 HDTV channels. The system integrates Alcatel-Lucent OALC-5 cable, optimized with coherent submarine fiber (CSF), repeaters and the 1620 Light Manager submarine line terminal which is designed to accommodate 10G/40G/100G wavelengths in the same platform, enabling seamless capacity upgrades on a flexible grid for channel spacing without traffic interruption. This solution, which features advanced optical coherent technology, offers a pathway to multi-terabit capacity using 100G channels, far exceeding the maximum capacity achievable with 40G. This protects the investment from the risk of obsolescence or capacity limitations due to changes in transmission technology. Bezeq International’s submarine optical fiber communications cable is extended from Bari terrestrially through Interoute’s network to major European cities such as London, Frankfurt and Milan.

During the fourth quarter of 2011, in parallel to the completion of the deployment of JONAH, Bezeq International invested in the deployment of a submarine fiber pair connecting Israel to Cyprus, known as the ARIEL cable, which extends to Marseilles, France via the ALEXANDROS submarine cable. In addition, Bezeq International holds multiple 10Gbps capacity indefeasible rights of use via the MedNautilus submarine cable system.

Bezeq International’s capacity on the JONAH, ARIEL and MedNautilus submarine cables allows the delivery of faster connectivity to Israel and the Mediterranean region, fostering the delivery of innovative IP-based services for which capacity and speed are critical elements to meet end-users’ demand. Bezeq International is the only telecom operator in Israel that provides three different routes of multiple 10Gbps to Europe.

Multi-Channel Pay Television (YES)

YES is the sole DTH provider in Israel. YES uses space segments from the Amos 2 and Amos 3 satellites, operated by Spacecom. YES is currently using 12 space segments (ten space segments on Amos 2 and two space segments on Amos 3). In November 2013, YES entered into an agreement with Spacecom, extending the leases for space segments leased on the Amos 2, Amos 3 and Amos 6 satellites or another satellite to be agreed between the parties, until the end of 2028.

YES operates a hybrid platform of satellite and IPTV OTT. YES’s IP platform, based on progressive download technology, enables YES to provide its VOD service, which was launched in March 2010 using OTT technology, with a versatile and user friendly interface in HD quality incorporated into the electronic program guide.

As at December 2013, YES offers 180 television channels including 20 HD channels transmitted over 12 space segments (36 MHz each) on Amos 2 and 3. The main uplink site in Kfar Saba transmits content over eight carriers, while the secondary site of RRsat Global Communications Network Ltd. (“RRsat”) transmits content over four space segments. Up to six transport-streams can be transferred from the main site of YES to its secondary site and be uplinked from RRsat. Ten transport-streams are transmitted using MPEG2 and DVB-S parameters and the two HD transport-streams are transmitted using MPEG4 and DVB-S2 standards.

YES owns the satellite dishes and other endpoint devices that carry and receive the signals from such satellites to subscriber residences and set-top boxes. In addition, YES leases some of the set-top boxes and cards that decode the coded signals received from the satellite to its subscribers, while other set-top boxes and cards are provided to subscribers for a deposit (an immaterial number of set-top boxes are sold to subscribers).

Additionally, YES offers an extensive VOD library based on an OTT content solution, making it accessible to all households with an Internet connection with bandwidth of at least 2.5 Mbps. The VOD platform is comprised of transport-streams which reside in YES’s data center and components which reside in two points of presence (“POPs”) of two ISPs.

Competition in the Israeli Telecommunications Market

The telecommunications industry in Israel has developed rapidly in recent years, both the technology and regulations governing the industry, and is expected to continue to undergo significant changes. As a result of consolidation in recent years, competition has become concentrated among large telecommunication groups operating in most, if not all, of the segments of the telecommunications market. The Israeli telecommunications market is dominated by four main groups, the Bezeq Group, the Cellcom Group, the HOT Group and the Partner Group, each of which have interests in some or all of the main telecommunications segments in Israel.

Cellcom Group.  The Cellcom Group provides communications services through Cellcom and its wholly-owned subsidiary, Netvision. These companies provide cellular telephony services (including cellular Internet), fixed-line telephony services (mainly to business customers) through Cellcom’s own infrastructure and fixed-line telephony services using VoB technology, transmission and data communication services for business customers through Cellcom’s own transmission network, ISP services and international telephony services.

HOT Group.  The HOT Group provides communications services through HOT and its wholly-owned subsidiaries HOT Mobile, HOT Net and HOT Telecom. The HOT Group owns a cable infrastructure deployed nationwide and provides multi-channel cable television services, as well as fixed-line telephony services, cellular telephony services, ISP services and transmission and data communications services. The HOT Group is subject to limitations of structural separation which are generally less stringent than those that apply to the Bezeq Group.

Partner Group.  The Partner Group provides communications services through Partner and its wholly-owned subsidiary, 012 Smile, which provide cellular telephony services (including cellular Internet), fixed-line telephony, transmission and data communications, ISP services, international call services and fixed-line telephony using VoB technology.

Other operators.  In addition to the four large telecom groups, there are several small telecom operators active mainly in the fields of fixed-line telephony (through VoB), international telephony, cellular telephony (Golan Telecom and MVNO operators) and ISP services.

Potential Additional Fixed-Line Infrastructure Company.  In August 2013, IBC, a telecommunications joint venture between the government-owned IEC and a consortium of non-government companies that was selected by the IEC in a tender procedure, was granted a general license for the provision of telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks to telecommunication services providers. According to the license, IBC will enter into an agreement with the IEC to use the IEC’s fiber optic network in Israel to provide such wholesale products to telecommunication services providers. If IBC is successful, it would compete with Bezeq and HOT in the wholesale market, as well as providing such services directly to large business customers.

Bundling.  The market has recently evolved towards an increase in the offering of bundles (packages containing various communications services such as telephony, Internet and broadcasts) by the various communications groups. For example, HOT’s marketing focuses on offering triple play bundles. Bundling services allows the communications groups to offer tariffs that are more attractive than separate tariffs for each service (in some cases, there is cross subsidization between components of the bundles). While other telecommunications groups in Israel are subject to certain limitations on offering bundles, the Bezeq Group is subject to the strictest limitations.

Wholesale Market Regulation Document.  In May 2012, the Ministry of Communications published the Wholesale Market Policy Document aimed at increasing competition in the fixed-line communications market. The primary recommendations include imposing an obligation on nationwide fixed-line access infrastructure operators (currently Bezeq and HOT) to sell wholesale services to other telecommunications services providers on a non-discriminatory basis and with no discounts for size. The policy also recommends gradually eliminating the structural separation limitations between the fixed-line infrastructure providers and their affiliated telecommunications providers, subject to certain terms and changing the manner of supervision over Bezeq’s tariffs. In January 2014, Bezeq received the Ministry of Communications decision pertaining to the list of wholesale services that the owners of infrastructure (which include Bezeq) will be obliged to offer to service providers, including: managed broadband access (bitstream access) on a nation-wide connectivity level or on a regional or local connectivity level; breaking apart into sub-sections (sub-loop unbundling) (at this stage only in Bezeq’s network and not in HOT Telecom’s network); lease of dark fiber over the entire network; lease of optic wavelength “virtual dark fiber” in the core network; access to the physical infrastructure of cables, sub-cables, collectors, boxes and posts over the entire network; as well as wholesale telephony service. In addition, Bezeq received a hearing document, under which the Minister of Communications announced its intention to determine, subject to a hearing, the framework for providing wholesale services, as well as the maximum fees for providing wholesale services on Bezeq’s network. Bezeq has been reviewing the hearing documents, which include various details that require a complex analysis of the overall effect on Bezeq due to the proposed regulation. At this stage, Bezeq expects that the implementation of the wholesale services regulation in the manner specified above could adversely affect its results of operations; however, the possible cancellation of the structural separation and supervision over Bezeq’s fees as a result of the wholesale market regulation could positively impact Bezeq.

Fixed-Line Telephony Services Market

As of December 31, 2013, there were approximately 3.5 million fixed-line telephony lines in Israel. The number of fixed-lines has been growing moderately in Israel since 2009, which compares favorably compared to most Western European countries, where the number of fixed-line telephony lines has declined due to the increasing number of individuals who use only cellular phones. We believe the growth in the number of fixed-line telephony lines is driven by the relatively high population growth rate in Israel, and particularly the growth rate of households, which grew at a 1.9% CAGR in the period of 2007 to 2012. Furthermore, certain populations where the use of fixed-line telephony is relatively higher compared to the general population are growing at a higher rate than the general population and generate steady demand for fixed-line telephony lines. Additionally, we believe that Israeli consumers tend to keep their subscription to fixed-line telephony lines as a security backup, due to the resilient nature of the infrastructure.

Bezeq, the incumbent fixed-line telephony service provider in Israel, is the largest provider of fixed-line telephony services, with 2.22 million active fixed telephone lines and an estimated market share of 63% of the fixed-line telephony services market (74% and 57% of the business and private sectors, respectively) as of December 31, 2013. HOT is Bezeq’s main competitor in fixed-line telephony. In addition to Bezeq and HOT, fixed-line telephony services can also be purchased from providers of VoB services (a service that allows users to make and receive telephone calls over the Internet through an Internet connection).

The fixed-line telephony market in Israel is characterized by:

•
Pricing Pressure:  The price erosion experienced in recent years has been partly driven by a reduction in termination rates and the increase in competition, including from cellular telephony operators that introduced unlimited packages in 2012, resulting in the decline of fixed-line telephony average revenue per line in Bezeq and HOT’s networks.

•
Commoditization:  In recent years, fixed-line telephony services have been largely commoditized and uptake has become increasingly dependent on a quality broadband Internet offering by the same provider, or the overall attractiveness of the bundled offerings, which, mainly in the case of bundles offered by Bezeq’s competitors, may combine fixed-line telephony with one or more of broadband Internet access, cellular telephony and pay television services. However, while usage of fixed-line telephony is declining, high penetration rates of fixed line telephony services are being maintained.

•
Growing Enterprise Data Services:  The enterprise segment has shown an increase in consumption of transmission and data communications services that has partially compensated for the overall decline in fixed- line telephony usage.

•
Technology Convergence between Communications Systems:  The transition to solutions based on IP protocol promotes technology convergence between the different communications systems and penetration of integrated products, facilitating various communications solutions on one handset (e.g. cellular and fixed-line telephony on one handset).

Internet Access-Infrastructure and ISP Services

Internet service in Israel is structured as it is segregated into two separate elements comprised of infrastructure, or network access services, and ISP services. Infrastructure access service relates to access to the physical network infrastructure within Israel that is required to connect the customer’s device to the infrastructure access service provider. This service is provided exclusively by Bezeq and HOT, the only telecommunications operators in Israel that own a national fixed-line network infrastructure. ISP services, which can be provided by any licensed provider, consist of providing customers access to the local and global Internet network utilizing the infrastructure of Bezeq or HOT. ISPs generally also provide certain value-added services such as data protection services, security solutions, e-mail services and system administration services. Accordingly, a customer wishing to subscribe to Internet services in Israel effectively needs to purchase both fixed-line broadband Internet infrastructure access services and ISP services and retains the choice with regards to providers for both services.

Fixed-Line Broadband Internet Infrastructure Access Services Market

The market for fixed-line broadband Internet infrastructure access services has been one of the fastest growing communication markets in Israel in recent years. The number of Internet subscribers in Israel increased to 2.0 million as of December 31, 2013 compared to 1.9 million as of December 31, 2012. In addition, there has been a strong increase in broadband Internet ARPU levels, which grew at a 6.6% CAGR from 2009 to December 31, 2013 (calculated as subscriber weighted broadband ARPU for Bezeq and HOT; latest published HOT ARPU for the three months period ended March 31, 2013, following which it ceased reporting this metric).

Bezeq provides fixed-line broadband Internet infrastructure access services to approximately 63% of the Israeli market, based on the number of subscribers, as of December 31, 2013. Bezeq’s NGN, which is based on a core IP network and uses VDSL2 technology, enables Bezeq to provide bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services such as free WiFi and cloud services.

HOT provides broadband services through a hybrid fiber coaxial cable (a broadband network which combines optical fiber and coaxial cable).

Wholesale Market Regulation.  In May 2012, the Ministry of Communications published the Wholesale Market Policy Document aimed at increasing competition in the fixed-line communications market. The primary recommendations include, among others, a recommendation to obligate nationwide fixed-line access infrastructure operators (currently Bezeq and HOT) to sell wholesale services to other telecommunications services providers on a non-discriminatory basis and with no discounts for size.

ISP Market

While there are only two fixed-line broadband Internet infrastructure access service providers in Israel (Bezeq and HOT), many telecommunications companies hold ISP licenses, including Bezeq International, 013 Netvision (which merged with Cellcom), 012 Smile (which merged with Partner), HOT Net (a subsidiary of HOT) and numerous minor niche players. Bezeq International’s estimated market share of the ISP market, based on the number of subscribers, was 40% as of December 31, 2013 compared to 39% as of December 31, 2012. It is estimated that as of December 31, 2013, Partner (through 012 Smile) had a 29% share of the ISP market, with the remainder of the ISP market held by other operators, mainly 013 Netvision. The Israeli ISP market is a saturated market and as competitors are typically unable to differentiate themselves based on price, they attempt to differentiate themselves primarily by strengthening customer loyalty; however, competition has led to increased churn rates.

Broadband infrastructure and ISP Services Markets Trends

The Internet access market in Israel is characterized by:

•	Increasing Broadband Speeds: Israeli Internet consumers continue to demand increased Internet bandwidth speeds.

•
Slow-Down in Market Growth Rates:  Despite the fact that the Israeli fixed-line broadband Internet infrastructure access services market is still growing in terms of the number of subscribers, the increase in penetration rate is slowing compared to previous years as a result of the high penetration levels in the market.

•
Increasing Adoption of Services and Value-Added Applications:  Advanced and value-added services, such as data protection services, e-mail, anti-virus and cloud services, are increasingly becoming differentiators in the market, and are believed to enhance customer loyalty and reduce churn rate.

Cellular Telephony Services Market

The Israeli cellular telephony market is mature and highly competitive. As of December 31, 2013, there were approximately 10 million cellular telephony subscribers in Israel, representing a penetration rate of 124%, The Israeli cellular telephony market is characterized by a dominant post-paid market (i.e. purchased subscriptions rather than use of pre-paid cards).

Three cellular telephony operators, Cellcom, Partner and Pelephone, have historically led the Israeli cellular telephony market. In 2012, following regulatory changes, two additional cellular telephony operators, Golan Telecom and HOT Mobile (formerly Mirs Communications Ltd., a cellular telephony operator that was acquired by HOT in 2011), began providing UMTS 3G based cellular telephony services. Cellcom and Partner operate nationwide cellular networks based on GSM and UMTS/HSPA technologies. HOT Mobile and Golan Telecom are able to utilize the existing operators’ networks based on a national roaming model for a period of up to seven years from the launch of their operations (with an option to extend such period for another three years, subject to regulatory approval). As HOT Mobile and Golan Telecom have yet to complete the rollout of their networks, they currently use national roaming services provided by Pelephone and Cellcom, respectively.

In addition, following measures taken by the Israeli government to encourage competition in the cellular telephony market, 11 MVNO licenses have been granted to date by the Israeli government. We believe that only four of the MVNO licensees currently provide services: Rami Levy (which signed hosting agreements with Pelephone), Alon Cellular (which signed hosting agreements with Pelephone), Azi Communications (which signed a hosting agreement with Partner) and Home Cellular (which signed a hosting agreement with Cellcom). A fifth MVNO, Cellact, which has not yet begun commercial operations, signed a hosting agreement with Pelephone. The total number of MVNO subscribers was estimated to be approximately 144,000, or approximately 1.4% of all cellular telephony subscribers, as of December 31, 2013.

The main trends that characterize the cellular telephony market in Israel are:

•
Increasing Competition, Followed by Potential ARPU Stabilization:  The entry of the new operators as a result of regulatory changes, together with regulations banning exit fees and reducing interconnect fees, led to intensified competition in the cellular telephony market in Israel. Golan Telecom and HOT Mobile had a strong incentive to obtain market share, as depending on their market share after the grant of their license, they could have been required to pay a license fee of up to NIS 360 million and NIS 710 million, respectively. These developments resulted in higher churn rates among the existing operators and a significant decrease in tariffs. In November 2013, HOT Mobile was notified by the Ministry of Communications that as a result of meeting certain market share targets, the vast majority of its guarantee is reduced. We believe that Golan Telecom is expected to receive similar notification in the near future.

•
Changing Pricing Dynamics:  Partly as a result of intensified competition, during 2012 the manner of pricing services in the cellular telephony market changed significantly. Instead of charging subscribers for actual usage, the cellular telephony operators switched to offer primarily packages with unlimited usage. The increased competition and change in the format of the communication packages led to a significant decrease in ARPU and higher churn rates.

•	High Smartphone Penetration Rate: According to WCIS the smartphone penetration rate in Israel was 37% as of December 31, 2012 as compared to 40% in Western Europe.

•
Increasing Demand for Data Transfer Services:  The penetration of smartphones has led to a rise in the supply of alternative applications and services, resulting in a higher level of consumption of data transfer services. The increasing demand for data transfer services has the potential to offset, in part, revenue shortfalls from traditional voice services.

•
LTE Technology:  LTE technology, which is based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology, is used by many operators around the world and is now supported by many smartphones in operation in the Israeli market. In March 2012, the Ministry of Communications published a work plan with respect to the introduction of LTE technology. Pelephone expects that the Ministry of Communications will issue a tender for allocating LTE frequencies in 2014, and has entered into network sharing arrangements for 4G networks with Cellcom and Golan Telecom, similarly to an agreement reached by Partner and HOT Mobile, both subject to governmental approvals, including the Israeli Antitrust Authority. The Ministry of Communications policy with respect to the allocation of LTE frequencies, as well as technological developments in the area of LTE, could have a significant effect on the market.

•
Network Sharing Agreements:  In December 2013, Pelephone entered into a network sharing agreement for the construction and operation of a shared 4G network with Cellcom and Golan Telecom for a term of 15 years with an option to extend for an additional 15-year term, and an agreement with Cellcom for the sharing of passive components of cell sites on each company’s existing networks for a term of 15 years. The agreements are expected to provide significant cost savings and reduced capital expenditure requirements with respect to the deployment and maintenance of an LTE network, as well as with respect to the maintenance of existing UMTS network. The network sharing arrangements are subject to approvals by the Israeli authorities, including the Israeli Antitrust Authority. The December 9, 2013 agreement followed the November 2013 announcement by Partner and HOT Mobile that they had entered into a 15-year network sharing agreement.

ILD Market

As of December 31, 2013, there were seven competitors in the ILD services market in Israel: Bezeq International, 013 Netvision, 012 Smile, 018 Xfone, Telzar International Communication Services Ltd., Golan Telecom and HOT Mobile. During 2012, cellular telephony operators also started to offer ILD services as part of their cellular telephony services. Bezeq International’s estimated market share of the ILD market in Israel for the years ended December 31, 2012 and  2013, was approximately 24.6%% and 21.2%, respectively.

The ILD market in Israel has been characterized by a decrease in call volume in recent years. In 2013 the average annual volume of incoming and outgoing call minutes increased by 5.0% compared to a decrease of 1.6% in 2012.

Pay Television Services Market

Israel’s primary television platforms are dominated by pay television, with relatively limited penetration of free platforms such as terrestrial television or free DTH. Approximately 69% of the households in Israel subscribe for multi-channel pay television services from either YES, which provides multi-channel satellite pay television services, or HOT, which provides multi-channel cable pay television services (Source: Informa Telecoms & Media). YES, the only company licensed to provide multi-channel pay television broadcasts via satellite to subscribers in Israel, provides encoded and digital multi-channel broadcast services as well as other services. HOT, which provides cable pay television services, focuses its marketing strategy on offering bundles that include multi-channel pay television broadcast services together with other services such as ISP and fixed-line broadband Internet infrastructure access services (known as a “triple play”).

Television viewers in Israel are also able to receive free television services through DTT, a terrestrial implementation of digital television technology using an aerial to broadcast to a conventional television antenna (or aerial) instead of a satellite dish or cable television connections. In August 2009, the Second Authority, the public authority that supervises commercial broadcasting in Israel, launched DTT broadcasts on a nationwide basis, enabling the free distribution to the public of five DTT channels free of charge upon purchasing a set top box. DTT currently offers access to only six channels, there is currently no access to premium or thematic content (such as sports, movies or children’s programming) and it has no interactive functionalities (such as VOD). DTT has limited capacity to transfer a significant number of channels simultaneously and quality can be affected by the weather. However, pursuant to recent legislation, the DTT array may be expanded to include additional channels (including, among others, channels dedicated to specific themes and HD versions of any of the channels included in the DTT array) and the DTT system may be operated by a private entity instead of the Second Authority, and consequently, DTT could become more attractive in the future.

Until the recent decision of the Israeli Antitrust Authority, Bezeq was not allowed to control YES or offer bundled services that include pay television services. On March 26, 2014, the Israeli Antitrust Authority issued a decision which provides that upon the fulfillment of certain terms, the restrictions imposed on the Eurocom Group with respect to its ownership interest in YES would be removed and Bezeq’s merger with YES would be allowed. Such terms include: (a) prohibiting Bezeq from imposing any restriction on the utilization of Internet infrastructure services based on customers’ cumulative surfing volume; (b) requiring Bezeq to deduct  amounts relating to the supply of multi-channel television services from the payments of ISP providers for ISP connection to Bezeq’s network; (c) prohibiting Bezeq from restricting or blocking  customers’ use of any service or application provided via the Internet at any time; (d) requiring that Bezeq’s television services and Internet infrastructure services be sold and supplied at equal terms to all Bezeq customers whether or not they purchase additional telecommunications services from Bezeq; (e) mandating that Bezeq and YES will cancel all exclusivity arrangements with respect to certain productions to which they are party; and (f) prohibiting Bezeq for a period of two years from the merger approval date from preventing any entity, other than a broadcast licensee, from purchasing rights in certain productions. The Bezeq Group could benefit from potential cost savings, as well as additional revenue and marketing synergies from a merger of Bezeq and YES.

While the Israeli pay television market has been stable by number of subscribers since 2009, at approximately 1.5 million subscribers, revenues have expanded from NIS 3.7 billion in 2009 to NIS 3.9 billion in 2012. This growth is primarily due to ARPU growth resulting from digitalization and the emergence of a broader offering of channels and additional services. ARPU generated by YES’s satellite television customers increased from NIS 226 per month in 2009 to NIS 233 per month for the year ended December 31, 2013. ARPU generated by HOT’s cable television customers increased from NIS 201 per month in 2009 to NIS 209 per month for the three months ended March 31, 2013, following which it ceased reporting this metric (Source: HOT’s public filings).

Competition in the broadcasting market focuses on content, service and the offering of advanced services, such as VOD, PVR set-top boxes and HD broadcasts.

The pay television services market in Israel is characterized by:

•
Personal Television Services:  In recent years there has been a discernible trend toward increased demand for and supply of personal television services, such as PVR and VOD, which allow the customer to choose which content to view and when to view it (in contrast to viewing linear channels where the content broadcasting sequence is determined by the broadcasting entity).

•
Video Content via Additional Infrastructure:  The increase in the bandwidth in Israel, together with technological improvements, enabling the transmission of video content via the Internet, cellular networks and additional infrastructure, and compression capabilities, enable wider use of the infrastructures for the use of video content. In recent years, the number and range of video content accessible to the public via the various communications infrastructures has increased. Some cellular telephony operators have recently announced their intention to offer video content, which includes DTT broadcasts together with additional content, via the Internet.

Regulatory

Permit to Control Bezeq Granted to Members of the Eurocom Group

The Israeli Communications Law and the Communications Order provide that the control over Bezeq requires a control permit from the Ministers.

As part of the acquisition of the controlling interest in Bezeq, we, B Communications, SP2, SP1, and other members of the Eurocom Group applied for authorization to control Bezeq, pursuant to the Israeli Communications Law and Communications Order. On April 13, 2010, the Control Permit was granted subject to the condition that SP2 is controlled exclusively by the other parties to the control permit. Concurrently, a separate control permit was also granted to Messrs. Shaul Elovitch and Yossef Elovitch, our controlling shareholders (the “Individuals’ Control Permit”). According to the Communications Order, B Communications was not allowed to transfer the control or any Means of Control which will result in a decrease of its minimum holding requirement in Bezeq (30%) without the prior consent of the Ministers. The foregoing includes a transfer of the Bezeq interest in one transaction or a series of transactions, by one party or together with the other parties to the Control Permit or the parties to the Individuals’ Control Permit. However, the parties may transfer the Means of Control of Bezeq among themselves, subject to compliance with certain conditions set forth in the Control Permit.

According to the Control Permit, the parties (through SP2) must hold not less than 30% of any type of Means of Control (as described below) of Bezeq. Such percentage is permitted to decrease below 30% to no less than 29% for a period of six months, in the event of dilution resulting from the exercise of stock options by Bezeq employees. However, the Communications Order prohibits issuance of shares which will result in a decrease of the minimum holding requirement in Bezeq (30%) or the ceasing to control Bezeq without the prior consent of the Ministers (certain permitted issuances do not require the Minister’s prior consent). SP2, which owns most of B Communications’ Bezeq shares, is deemed to hold the Bezeq shares directly notwithstanding that ownership is recorded in the name of a trust company wholly-owned by Bank Hapoalim that has a lien over the Bezeq shares that SP2 holds as security for the repayment of the debt obtained for the funding of the acquisition of the Bezeq interest.

In accordance with the Control Permit, SP2, which holds the Bezeq shares is required to notify the Ministers of any changes in the composition of its board of directors every six months and if the change represents half or more of the members of the board of directors, within 30 days of the change. We and B Communications are also required to notify the Ministers of any “Exceptional Holdings” in Bezeq (as described below) immediately upon becoming aware of such event. We and B Communications are also required to notify the Ministers in the event a shareholder becomes a “principal shareholder” (namely, holds, directly or indirectly, over 5% of our issued and outstanding share capital) and regarding any 1% or more change in the holdings of a “principal shareholder” within 48 hours of becoming aware of such change. Our Articles of Association require our shareholders to notify us within a specified period of time after crossing any such threshold.

Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of Means of Control in Bezeq. The Communications Order defines “holding” as the holding, acquisition, transfer and encumbrance of the Means of Control in Bezeq, defines “significant influence” as the ability to substantially influence the activity of a company, either alone or together with others or using others, directly or indirectly, which arises by virtue of the possession of Means of Control therein or in another corporation, including where such ability is pursuant to the corporation’s articles of association, or pursuant to an agreement (whether written or oral) with the controlling shareholder. “Means of Control” is defined under the Communications Order as the right to vote at a general meeting of the company, to appoint a director or general manager of the company, or to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. Additionally, no person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers. A person shall be deemed to have “significant influence” if (i) he has the right to appoint a director or the chief executive officer; or (ii) if that person holds 25% or more of the Means of Control of a corporation. Additionally, no person, together with any other person, may appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Ministers.

Subject to certain exceptions, prior written approval of the Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or Means of Control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Israeli Communications Law or Communications Order and the transferee is not in possession of the requisite approval. Any such unauthorized holding or acquisition is referred to as “Exceptional Holdings.”

The Communications Order provides that in the event that a person holds “significant influence” or Means of Control in Bezeq, to a degree that requires the Ministers’ prior approval, without receiving prior approval for such Exceptional Holdings (including as a result of the realization of a pledge over Means of Control), such person must report such Exceptional Holdings in writing to Bezeq and must submit an application to the Ministers for approval of such Exceptional Holdings all within 48 hours. Such application is required to be in the form of the questionnaire annexed to the Communications Order and must be accompanied by a power of attorney authorizing Bezeq’s board of directors to sell the applicant’s Exceptional Holdings (unless the Ministers have granted an exemption from providing a power of attorney). Following the submission of the application and all relevant documents, the Ministers have 60 days to inform the applicant and Bezeq as to their decision.

In addition to the possibility of obtaining a retroactive approval as described above, the Communications Order establishes the following procedure for the sale of Exceptional Holdings: (i) with respect to a person who has not applied for approval by the Ministers, as described above, such person must sell his Exceptional Holdings within seven days; (ii) with respect to a person whose permit has been revoked or has expired, and who has not submitted a new application, such person must sell his Exceptional Holdings within 14 days after the date of the revocation or expiration, as the case may be; and (iii) with respect to a person who has applied for approval by the Ministers, including a party whose permit has been revoked or has expired and who has submitted a new application, and whose application has been rejected, such person must sell his Exceptional Holdings within 60 days after the date on which the Ministers informed such person that his application has been rejected. If a person does not sell his Exceptional Holdings as detailed in sub-sections (i)-(iii) and Bezeq holds a power of attorney from such person as required by the Communications Order, Bezeq will sell the Exceptional Holdings within 60 days, on a stock exchange, in Israel or abroad, or through an off-exchange transaction. The proceeds of the sale will be delivered to the holder, less expenses involved in the sale.

In accordance with the Israeli Communications Law and Communications Order, and as set forth in our Articles of Association, a holder of Exceptional Holdings (including a holder that submitted an application for approval which was submitted to the Ministers, whether such application was rejected or has not yet been approved) will not be entitled to any rights in respect of its holdings in Bezeq, including with regard to the receipt of dividends, unless and to the extent permitted under the Communications Order. Accordingly, a holder of Exceptional Holdings will not have any voting rights at a general meeting of shareholders. Each shareholder participating in a general meeting of shareholders is required to certify to us prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his holdings in our company or his vote require the approval of the Ministers pursuant to the Israeli Communications Law and Communications Order. In addition, no director may be appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings. If a director is appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings, such appointment, election or removal from office shall have no effect.

The holding of control, “significant influence” or 5% or more of any particular class of Means of Control without the required approval or in violation of the terms of the approval constitutes a criminal offense and could subject the holder to criminal penalties as follows: (i) a person transferring control of Bezeq or acquiring and holding control over Bezeq without the required approval is subject to three years imprisonment or a fine currently in the amount of NIS 2.26 million as well as an additional fine for each day the offense continues (currently in the amount of NIS 14,000 per day); (ii) a person holding “significant influence” or more than 5% of the Means of Control of Bezeq without the required approval is subject to six months imprisonment or a fine currently in the amount of NIS 226,000 as well as an additional fine for each day the offense continues (currently in the amount of NIS 14,000 per day); and (iii) a person transferring “significant influence” or Means of Control of Bezeq, knowing that as a result of the transfer, the holdings of the transferee require approval pursuant to the Israeli Communications Law or the Communications Order, without being first shown the appropriate approval by the transferee, shall be subject to a fine currently in the amount of NIS 226,000.

According to the Control Permit, SP2 must at all times be held by an “Israeli Party,” as defined in the Communications Order, to the following extent:

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

The Ministers have determined that we and B Communications are deemed to be “Israeli Parties,” so long as we and B Communications are controlled by a citizen and resident of Israel and that the ownership interest of Messrs. Shaul Elovitch and Yossef Elovitch in our company and B Communications does not fall below 50% at any time.

The parties to the Control Permit may not be controlled by any foreign country, foreign government company or a foreign company controlled by a foreign government company. The Control Permit will terminate if the foregoing condition ceases to exist with respect to any such party without the approval of the Ministers. The Ministers may authorize a foreign government company to hold an interest in any such party, provided that the foreign government company’s aggregate direct or indirect holdings in Bezeq do not exceed 5% of any type of Means of Control of Bezeq and that it does not control such party.

According to the Communications Order a “principal shareholder” or a person with “significant influence” in Bezeq shall not be one of the following:

•	a hostile state, a citizen or resident of a hostile state, a corporation registered or incorporated in a hostile state or a corporation controlled by a citizen or resident of a hostile state; or

•	a government corporation, unless approved by the Ministers.

In the event the Ministers find that the information they were provided in the application for the control permit is incorrect, that there has been a material change in the details provided by the parties to the Control Permit which justifies its cancellation, or such parties failed to submit a required report, and the Ministers determine that there is probable cause to believe that the provision of the services that Bezeq is required to provide pursuant to its general license (including basic telephone, infrastructure, transmission and data transmission services and ancillary services) or the grounds for determining that any such service has been harmed, the Ministers may take action to cancel the Control Permit. Upon its cancellation, all the shareholdings purchased under the Control Permit will be deemed Exceptional Holdings as described above.

The Control Permit also authorizes an interested party in B Communications and our company that is not a party to the Control Permit or the Individuals’ Control Permit to hold Means of Control in Bezeq, provided that such interested party does not hold more than 15% of any type of Means of Control of B Communications and our company. The foregoing authorization is subject to the condition (among others) that the percentage of holdings of the parties to the Control Permit in our company, of our company’s holdings in B Communications and of Eurocom Communications’ holdings in our company exceed 50% of the Means of Control in each of such companies at all times. We and B Communications are required to notify the Ministers of the share ownership of any such interested party.

If we, B Communications or any other member of the Eurocom Group subject to the Control Permit fails to comply with the terms of the Control Permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely affected.

Any event in which a receiver is appointed with respect to our holdings in SP2 or SP2’s holdings in Bezeq will constitute grounds for the cancellation of the Control Permit. In the event that the Control Permit is cancelled and an application to reissue a Control Permit is denied, B Communications’ holdings in Bezeq must be liquidated within 15 to 60 days (depending on the cause for such cancellation) pursuant to the Communications Order.

The provisions of the Control Permit are subject to the terms of the Communications Order and Israeli Communications Law, as they may be amended from time to time.

The Concentration Law

In December 2013, the Knesset passed the Concentration Law, which regulates the following principal matters: (i) limitations on the control over companies with publicly held debt or equity securities through a pyramidal ownership structure by imposing a limitation on the number of public companies (tiers) in such pyramidal structure; (ii) authorizes financial regulators to set forth limitations on the amount of credit that financial institutions are permitted to provide to a corporation or a group of companies under the control of the same controlling shareholder; and (iii) limitations on the holdings by a significant non-finance company in a significant finance company or the holdings of both kinds of companies under common control; and (iv) requires governmental authorities responsible for the award of rights in public assets (including in the communications field) in certain events to consider control concentration factors and industry-specific competitive factors.

Limitations on the control of public companies through a pyramidal ownership structure

Prohibition on a second-tier company controlling another tier company

The purpose of the Concentration Law is to limit the possibility to control a “tier company” (generally defined as a company with publicly held debt or equity securities that are subject to reporting obligations under the Israeli Securities Law) through a pyramidal structure of additional tier companies. Each of B Communications, our company and Bezeq is considered a “tier company” for the purposes of the Concentration Law. A “second-tier” company is a tier company that is directly controlled by a first-tier company, and accordingly, B Communications is deemed a “second-tier” company under the Concentration Law.

The Concentration Law prohibits a second-tier company from controlling another tier company. In the case of existing pyramidal structures, a second-tier company is entitled to continue to control another tier company that it controlled on the publication date of the Concentration Law for a period of six years from the date of publication of the Concentration Law (until December 10, 2019).

In the event that a second-tier company controls another tier company contrary to the provisions of the Concentration Law, a district court may appoint a trustee, who will be awarded the means of control (including voting rights and right to appoint directors) in such tier company for the purpose of selling such means of control. The trustee shall act pursuant to the orders of the district court with respect to such means of control and will be entitled to petition the district court to rule, among other things, that an appointment of directors in the tier company that was made prior to the trustee’s appointment is void, to cancel transactions between the controlled tier company and its controlling shareholder or transactions in which the controlling shareholder had a personal interest if they have not yet been completed and to order the cancellation of a dividend distribution that was not in the tier company’s interests which occurred prior to the trustee’s appointment. The district court may, instead of appointing a trustee and under certain circumstances, order that the means of control held by the controlling shareholder shall not provide any rights whatsoever. Until the appointment of a trustee by the district court, the means of control held by a second-tier company that illegally controls another tier company shall not grant any voting rights at the illegally held tier company’s shareholder meetings.

The Concentration Law sets forth certain mechanisms intended to enable a tier company, which is subject to the prohibition of controlling another tier company, to make various arrangements for the repurchase of its publicly-held shares and the early redemption of publicly-held debt in order to comply with the provisions of the law. These mechanisms enable the repurchase of publicly-held shares and the early redemption of publicly-held debt securities under a court-approved scheme of arrangement pursuant to the Israeli Companies Law, at fair value and in accordance with the conditions prescribed by the Concentration Law, while providing certain relief from shareholders or debenture holder majority requirements for the approval of the arrangement.

Appointment of directors and the composition of the board of a “third- tier” company during the transition period

Beginning six months after the publication of the Concentration Law and until the end of the six years’ transition period during which a “third-tier” company can no longer be controlled by a second-tier company, the board of directors of a company that is a “third-tier” company (such as Bezeq) must be comprised of a majority of “independent directors,” within the meaning of the Israeli Companies Law, and the number of “external directors” pursuant to the Israeli Companies Law shall be at least half the number of the company’s directors less one (rounded upwards) but not less than two. The election of such external directors will be by a majority vote of the shareholders and the controlling shareholder’s vote will not be counted for such purpose. The Israeli Minister of Justice is authorized to enact regulations setting forth a lower number of required external directors, provided that such number will not be lower than one-third of the board members.

Limitations on the provision of credit to corporations and issuer groups

The Minister of Finance and the Governor of the Bank of Israel are authorized to enact regulations and directives limiting the amount of credit provided by financial institutions in Israel, cumulatively, to a corporation or a group of companies under the control of the same controlling shareholder. Such regulations have not yet been enacted.

The Bezeq Group

The Bezeq Group is subject to various regulatory requirements and obligations including communications and broadcasting laws (including provisions applicable to providers of essential services), general antitrust law, securities and companies laws, consumer protection laws, planning and construction laws, environment, health and safety laws, as well as technical and other regulations. The communications and broadcasting industry in Israel is highly regulated and requires service providers to obtain licenses from, and comply with the terms of such licenses and the policy statements of, the Ministry of Communications or the Israeli Council for Cable and Satellite Broadcasting, or the Broadcasting Council, with respect to the various communications and broadcasting services, respectively, before offering such services to the public. Holding Means of Control in telecommunications services providers is also subject to regulation, including certain prohibitions on cross-holdings in communications companies. The ever-changing regulatory environment has had and will likely continue to have a material effect on the Bezeq Group’s activities. Certain key provisions of the regulations governing the Bezeq Group’s activities are set forth below. This description is not intended to be an exhaustive description of all regulations nor a review of specific obligations which have been imposed on the Bezeq Group.

As a general matter, the regulatory principles are set forth in the laws enacted by the Knesset, primarily the Israeli Communications Law. These laws are amended from time to time upon enactment by the Knesset. The laws authorize the Ministry of Communications (in some cases with the approval of the Economic Affairs Committee of the Knesset) to issue regulations which provide for specific requirements based upon the principles set forth in the applicable laws. In addition to the regulations, the Ministry of Communications issues policy statements after a public review and consultation process. These policy statements expand upon the Ministry of Communications’ policy with respect to certain basic issues in the relevant market. The Ministry of Communications grants licenses in accordance with the Israeli Communications Law and regulations. Bezeq was also declared a provider of essential services under the Communications Order and is subject to the provisions of such order.

General

Structural Separation

Bezeq is subject to a duty to maintain structural separation between itself and its subsidiaries set forth in its domestic fixed-line license (including Pelephone, Bezeq International and YES). Separation is required between the managements of Bezeq and its principal subsidiaries, as well as separation between the financial and marketing systems, assets and employees.

The structural separation limitations result in high administrative overheads and place the Bezeq Group in an inferior competitive position compared with other Israeli communications groups that are subject to certain structural limitations, but not of the same scope.

In July 2013, the Knesset approved an amendment to the Israeli Communications Law, providing, among other things, that the authority of the Minister of Communications to mandate structural separation between two license holders for the purpose of providing certain services also includes separation between the provision of services to another license holder and the provision of services to a subscriber. According to the explanatory notes to the draft amendment, the existing form of structural separation in the Israeli communications market is expected to be gradually cancelled; however, structural separation between the provision of services to a subscriber and the provision of services to another license holder is expected to be required if a wholesale market does not develop or if its development encounters difficulties such as price discrimination and high barriers for entry.

In October 2013, the Ministry of Communications published a hearing for public comment regarding the implementation of new a regulatory regime in the ILD market. Under the proposed regime, domestic fixed-line operators and cellular telephony operators would be allowed to provide ILD services as part of the service packages they offer to their subscribers. The proposed regime would also allow domestic fixed-line operators and cellular telephony operators to provide international data transfer and transmission services. If such regulatory regime is approved, it could have a significant impact on Bezeq International’s ILD operations.

Limitations on Marketing of Bundles

Historically, the structural separation limitations prevented Bezeq from marketing joint service bundles. Since May 2010, following the decrease of Bezeq’s market share of the private fixed-line telephony services market to below 85%, Bezeq has been permitted to offer joint service packages with its subsidiaries to private subscribers, and since July 2012, Bezeq has been permitted to offer joint service packages with its subsidiaries to business subscribers, subject to approvals by the Ministry of Communications and other conditions contained in Bezeq’s license, including the following:

•	The joint service packages must be able to be “unbundled” so that each service included in a package must be offered separately and on the same terms; and

•
At the time a request for approval of a joint service package is submitted, all of the services to be offered must be marketed as a package to private subscribers by a license-holder which is not a subsidiary of Bezeq, or a group that includes license holders that are not affiliated with Bezeq.

Joint service packages marketed by Bezeq’s subsidiaries that include the services of Bezeq are also subject to similar limitations, including “unbundling” (except for a bundle offered by a subsidiary that only contains its ISP service with Bezeq’s fixed-line broadband Internet infrastructure access service).

Despite the easing of the limitations on offering “unbundled” joint service packages in 2012, the Israeli Antitrust Authority informed YES and Bezeq that the marketing of “unbundled” joint service packages by Bezeq and YES constitute a restrictive arrangement which requires an exemption under the Israeli Antitrust Law and that the Israeli Antitrust Commissioner does not intend to grant such exemption. Consequently, such packages are not currently offered.

These limitations, and in particular the “unbundling” obligation, limit the Bezeq Group’s ability to offer discounts on the components of a joint service package and effectively prevent the Bezeq Group from offering bundles, except for a bundle that contains fixed-line broadband Internet infrastructure access service and ISP service. Competing Israeli telecommunications groups are not subject to similar limitations in marketing joint service packages (other than a limitation on marketing bundles by HOT Net and other companies in the HOT Group).

Additional Limitations on Cooperation between the Bezeq Group Companies-Antitrust Laws and the Provisions of Bezeq’s Domestic Fixed-Line License

Additional regulatory provisions impose limitations on cooperation between members of the Bezeq Group including provisions of Bezeq’s domestic fixed- line license that obligate Bezeq to provide its services on an equal basis to all and to ensure that its relationships with its subsidiaries do not result in favoring them over their competitors. Bezeq is also subject to the Israeli Antitrust Law and regulatory orders issued by the Israeli Antitrust Commissioner. Bezeq was declared a monopoly in its main fields of activity under the Israeli Antitrust Law, as discussed in the Fair Competition and Antitrust Laws section below.

Wholesale Market Regulation

In May 2012, the Ministry of Communications published the Wholesale Market Policy Document concerning expansion of the level of competition in the fixed-line communications market, primarily adopting the main recommendations of the Hayek Committee, which were published in October 2010. The key points of the Wholesale Market Policy Document are as follows:

•
Owners of universal fixed-line access infrastructures that provide retail communications services, including Bezeq and HOT, will be obligated to sell wholesale services to other telecommunications services providers, including bit-stream access, lease of access segments, dark fibers, duct access and transmission services, on an equal and non-discriminatory basis and with no discounts for size. In this regard, a procedure was established for negotiating an agreement for these services and as soon as such agreement is signed, the infrastructure providers are required to publish a “shelf offering” for the sale of the services based on the agreement and which also includes additional services as the Ministry of Communications may determine from time to time and such services’ prices. In this regard, “agreement” shall apply to an agreement entered into by an infrastructure owner and a substantial service provider that is not an affiliate of the infrastructure owner. When the Minister of Communications believes that an agreed term or price is (i) unreasonable; (ii) might hinder competition; (iii) might harm the public’s interest, or (iv) might harm a services provider’s interest, the Minister has the power to establish conditions or prices for the services. The infrastructure providers must submit to the relevant telecommunications services providers the information relating to distribution of their existing infrastructures, with exceptions to be defined.

•
If a license holder or a company affiliated with a license holder sets a tariff for a retail communications service in a manner that may hinder competition, the Minister of Communications will take measures to amend the wholesale tariff that is relevant for the provision of the retail service accordingly.

•
The ancillary activities, services and arrangements relating to the wholesale services (rental of space, maintenance, etc.), and the arrangements for ordering, payment terms, provisioning and their tariffs, will also be negotiated by infrastructure owners and service providers, and the infrastructure owners will be allowed to demand reasonable and non-discriminatory prices. In the absence of agreement between the relevant license holders, the Minister of Communications will determine such terms.

•
The Ministry of Communications will make use of a model for enforcement and supervision, which will help the Ministry of Communications to (i) ensure that the tariffs set in the shelf offering are in accordance with the conditions set out above, (ii) monitor the actual provision of the wholesale services in a reasonable and non-discriminatory manner, and (iii) track the level of implementation of the wholesale market.

•
Infrastructure owners will provide, on an ongoing basis, information about ordering of wholesale services and the deployment of existing infrastructure to other license holders in accordance with the requirements of the Ministry of Communications, subject to exceptions that will be determined by the Ministry of Communications.

•
The “shelf offering” will be published on the websites of both the infrastructure owners and the Ministry of Communications. Upon publication of such “shelf offering,” other entities (including affiliates of the infrastructure owner) may also purchase wholesale services on the same terms from the infrastructure owner, as long as such services shall be provided concurrently to any other entity, on a non-discriminatory basis. Under this procedure, Bezeq will be able to provide wholesale telephony services to its subsidiaries that are not supplied over a broadband network, provided that these services are also available to third parties without discrimination.

•
Within nine months of publication of the “shelf offering,” the Minister of Communications will eliminate the structural separation between the infrastructure provider who published the aforementioned offering and the ILD providers and ISPs that are affiliated with such infrastructure provider, replacing it with an accounting separation, unless the Minister believes that this will adversely affect competition or the public interest. As a result, Bezeq will be able, for example, to offer bundles that include local and ILD services, broadband Internet infrastructure access services and ISP services.

•
The Ministry of Communications will determine indicators or conditions under which the Minister of Communications may conclude that the level of development of the wholesale market and the level of development of competition based on joint service packages which include fixed-line telephony and cellular telephony services in the private sector, permits the grant of relief from the structural separation between an infrastructure owner and an affiliated cellular telephony operator, or the elimination of the structural separation and its replacement with an accounting separation.

•
If the Minister of Communications determines that the wholesale market has developed and the degree of competition based on joint service packages consisting of fixed-line services and cellular telephony services in the private sector permits, the Minister will consider eliminating the structural separation between an infrastructure provider and a cellular telephony operator who is affiliated with such provider.

•
The Minister of Communications will examine the matter of the unbundling of broadcasting services included in the joint service packages which also include Bezeq services (fixed-line telephony or cellular telephony) or broadband access services. The structural separation between the infrastructure providers and multi-channel television services providers will be eliminated if there is a reasonable possibility in the Israeli market to provide a basic television service package over the Internet by service providers with no nationwide infrastructure.

•
If a wholesale market does not develop in a satisfactory manner (based on parameters to be defined for this purpose) within 24 months of the publication of the Wholesale Market Policy Document, the Minister of Communications will take action to implement structural separation between the infrastructure and the services provided by general domestic fixed-line license holders.

•
Within six months of publication of the “shelf offering,” the Minister of Communications is required to take action to change the method of control over Bezeq’s tariffs so that tariffs will be controlled by setting a maximum price.

•
Within nine months of publication of the “shelf offering,” the Ministry of Communications is required to formulate a regulatory scheme aimed at increasing the investment in and upgrade of fixed-line communications infrastructures in Israel.

In June 2012, concurrent with advanced negotiations that Bezeq was holding directly with various operators, the Ministry of Communications convened an engineering forum of the telecommunications operators to discuss the wholesale services, including the service portfolios for the provision of certain service configurations of bit-stream access and passive infrastructures. In November 2012, Bezeq entered into an agreement with Partner to provide bit-stream access. The agreement defines the principles and configuration of the service for the provision of Internet access that will support media, voice and television services via the Internet. Should the parties fail to reach agreement on prices until the date specified in the agreement, they will wait for the peremptory decision of the Ministry of Communications. Bezeq and Partner agreed to work towards signing a detailed agreement and that after signing such detailed agreement, Bezeq will be able to publish the agreement as a “shelf offering,” whereby any other entity may apply and receive the service under the same conditions. Bezeq and Partner did not reach an agreement on prices within the period set forth in the agreement and are currently not negotiating the terms of a detailed agreement. Thus far, the Ministry of Communications has not published a peremptory decision.

In March 2013, Bezeq entered an agreement with Xfone for the provision of bit-stream access for a “small supplier,” which agreement will not serve as a “shelf offering.”

In June 2013, the Ministry of Communications published a hearing in response to the comments of the telecommunications operators, setting forth a list of services that the fixed-line infrastructure providers would be obligated to include in each “shelf offering.”

In June 2013, the Ministry of Communications issued an order requiring Bezeq to provide Cellcom and Partner, under security restrictions, information about the geographic location of Bezeq’s facilities and sites. The order obligates Bezeq to provide such information to any domestic fixed-line operator requesting the information for the purpose of preparing for the implementation of a wholesale market.

In July 2013, the Knesset approved an amendment to the Israeli Communications Law that includes certain provisions aimed, according to the explanatory notes to the draft amendment, at supervising competition after the implementation of the wholesale market. Such provisions grant the Minister of Communications the following authority:

•
To determine tariffs for interconnect services or for the use of communications facilities of one operator by another operator based, among others, on one of the following: (i) cost calculated according to a method determined by the Minister of Communications plus reasonable profit; and (b) another point of reference based on the payments for services provided by the operator, payments for comparable services or payments for such services in other countries.

•
To instruct, in a process set forth in the amendment, a license holder to take actions in order to prevent an immediate harm to competition or to the proper regular provision of services as a result of the actions of the license holder.

•
To instruct a license holder to inform the Minister of Communications of certain fees that it intends to charge and of changes to the fees, ahead of providing the service or carrying out the change to the fee, as the Minister will instruct.

•
If the Minister of Communications believes that a license holder intends to charge a fee that is not reasonable or a fee that raises concerns of harming competition, it may determine, for a period not exceeding one year, the fees that the license holder may charge for such service or for another service, or require the separation of the payment for a certain service from the payment for a bundle of services.

•	In addition, the Minister of Communications and the Minister of Finance will have the authority to determine maximum and minimum tariffs according to the parameters set forth above.

The foregoing amendment to the Israeli Communications Law broadens the Minister of Communications’ authority with respect to regulating fees and tariffs. We believe that the effect of such amendment on the Bezeq Group will depend, in great measure, on the manner in which the Minister of Communications will use his expanded powers.

In January 2014, Bezeq received the Ministry of Communications decision pertaining to the list of wholesale services that the owners of infrastructure (including Bezeq) will be obliged to offer to service providers, including: managed broadband access (bitstream access) on a nation-wide connectivity level or on a regional or local connectivity level; breaking apart into sub-sections (sub-loop unbundling) (at this stage only in Bezeq’s network and not in HOT Telecom’s network); lease of dark fiber over the entire network; lease of optic wavelength “virtual dark fiber” in the core network; access to the physical infrastructure of cables, sub-cables, collectors, boxes and posts over the entire network; as well as wholesale telephony service. In addition, Bezeq received a hearing document, under which the Minister of Communications announced its intention to determine, subject to a hearing, the framework for providing wholesale services, as well as the maximum fees for providing wholesale services in Bezeq’s network, as follows: (i) the framework for the provision of the wholesale services will be determined, in accordance with requirements that the Ministry will determine in licenses of infrastructure owners; (ii) the licenses of infrastructure owners (Bezeq and HOT Telecom) will be amended such that the definition of ‘Infrastructure Service’ will include the wholesale services in their entirety; and (iii) the regulations will determine maximum prices for the wholesale services set forth in the hearing notice. Bezeq was requested to submit its position with respect to the hearing no later than February 16, 2014. Bezeq has been reviewing the hearing documents, which include various details that require a complex analysis of the overall effect on Bezeq.

Bezeq is preparing to implement a wholesale market and to provide wholesale services. The effects on Bezeq will depend, in great measure, on the conditions, arrangements, and similar features of such wholesale market, which have not yet been determined. We believe that in addition to the possible negative impact on revenues and the delivery of end-to-end services to subscribers, the implementation of the wholesale market may have positive effects, including the possible gradual elimination of Bezeq’s structural separation and the regulatory control over Bezeq’s tariffs.

Possible Merger with YES

Bezeq holds approximately 49.78% of the shares of YES (and an option to purchase additional shares constituting approximately 8.6% of YES’s share capital). The remaining YES shares are held by Eurocom DBS which is indirectly controlled by Mr. Shaul Elovitch, who indirectly controls us. Pursuant to the terms set forth in the Israeli Antitrust Commissioner’s approval for our acquisition of control in Bezeq, the voting rights with respect to the shares held by Eurocom DBS were granted to a trustee, who may exercise such rights pursuant to a proxy provided to it.

In August 2009, the Israeli Supreme Court accepted the Israeli Antitrust Commissioner’s objection to the contemplated merger between Bezeq and YES. In view of the Supreme Court’s ruling, Bezeq determined that it would not be able to control YES. The Israeli Antitrust Commissioner’s approval of our acquisition of control of Bezeq was conditioned, among other things, upon the sale by Eurocom of its holdings in YES within a defined period of time.

On March 26, 2014, the Israeli Antitrust Authority issued a decision which provides that upon the fulfillment of certain terms, the restrictions imposed on the Eurocom Group with respect to its ownership interest in YES would be removed and Bezeq’s merger with YES would be allowed. If the merger between Bezeq and YES were to occur, following the recent conditional approval by the Israeli Antitrust Authority, the Bezeq Group could benefit from potential cost savings, as well as additional revenue and marketing synergies.

In light of YES’s holding structure and primarily as a result of the provisions of the Israeli Companies Law applicable to Bezeq as a public company, cooperative ventures between YES and other members of the Bezeq Group (such as agreements for mutual marketing of products and services) are currently subject to special approval procedures, mainly a requirement to approve certain transactions as a “related party transaction” under the Israeli Companies Law, including an approval by special majority of Bezeq’s disinterested shareholders. These restrictions currently limit the Bezeq Group’s ability to benefit fully from its relationship with YES.

The Concentration Law-Limitations on the Allocation of Rights in Public Assets

The Concentration Law establishes a procedure that governmental authorities are required to follow when granting rights (such as a license, franchise or an agreement with the State of Israel for the operation of essential infrastructure) in “Essential Infrastructure Fields” to an entity that is a “Concentrating Entity.” “Essential Infrastructure Fields” include activities for which certain telecommunication licenses are required (excluding a specialized domestic operator (such as a VoB operator) and radio and cellular phone operator), broadcasting licenses, various types of licenses in the energy field, water production, natural resources and other areas.

A “Concentrating Entity” is an entity that will be included in the list of concentrating entities that will be promulgated under the Concentration Law, which will include, among others, a significant non-finance company-a corporation or group whose sales turnover exceeds NIS 6 billion, or NIS 2 billion in a monopoly market, or whose total credit exceeds NIS 6 billion, as well as an influential entity in the field of broadcasting or printed media (including, among others, newspapers and publishers, broadcasters, news producers, cable and satellite television broadcast licensees).

Bezeq will be deemed a Concentrating Entity under the Concentration Law and, as a result, each corporation owned by Bezeq and by the Eurocom Group will be deemed a “Concentrating Entity.” In addition, YES will be deemed to be an influential entity in the broadcasting field and, as a result, it too will be deemed a “Concentrating Entity.”

The Concentration Law contains provisions according to which a governmental authority is entitled to not grant rights in an Essential Infrastructure Field to a “Concentrating Entity,” after finding that not granting such rights is unlikely to cause significant harm to the relevant field and its regulation. A governmental authority may not award, and may not determine conditions for the award of rights, in Essential Infrastructure to a “Concentrating Entity,” before considering control concentration factors and consulting the Committee for Reducing Concentration that will be established in accordance with the Concentration Law, which must, in turn, provide its opinion within a period of 60 days from the governmental authority’s referral. The governmental authority and the Committee are obliged to consider, among other things, factors concerning the prevention of the expansion of the operations of the “Concentrating Entity.”

The extension of existing licenses in an Essential Infrastructure Field for a cumulative period exceeding ten years will be considered an “award of rights” and will, therefore, be subject to the foregoing provisions. In addition, the procedure described above will also apply to the grant of approval for the transfer to a “Concentrating Entity” of means of control of companies held by the State of Israel or that were previously State-owned companies (such as Bezeq).

The foregoing provisions will become effective in December 2014, except that the provisions concerning the extension of existing licenses will become effective December 2017.

In addition, a governmental entity must consider factors relating to the promotion of an industry’s competitiveness when awarding certain types of rights, which include rights in “Essential Infrastructure” as well as licenses for fields of activity that are not considered as Essential Infrastructure if the number of workers in the industry subject to the award of rights is restricted. The Israeli Antitrust Commissioner will publish a list of rights whose award may have a significant impact on competition and an entity will be required to consult with the Israeli Antitrust Commissioner before awarding any of the listed rights.

Consumer Protection

Changes in consumer legislation regularly affect the operations of Bezeq and its subsidiaries. The Bezeq Group is subject, among other things, to the Israeli Consumer Protection Law and regulations promulgated thereunder. The Israeli Consumer Protection Law allows consumers to cancel transactions and to disconnect from on-going services and requires service providers to obtain the express consent of a customer to continue the service after the end of an initial term of the contract. The Israeli Consumer Protection Law also sets forth provisions concerning a refund of charges that were collected from subscribers not in accordance with the terms of the agreement with them, as well as a maximum waiting time for a human response in call centers. In addition, a number of pending legislative proposals provide for additional consumer protection and may affect the conduct of Bezeq and its subsidiaries with their subscribers.

Limitation on the Exit Fees a License-Holder May Collect From a Subscriber

Under the Israeli Communications Law, fixed-line telephony subscribers, ILD subscribers and pay television subscribers whose average monthly bill is less than NIS 5,000 and who entered into an agreement after August 8, 2011 cannot be charged exit fees, nor can the subscriber be denied a benefit that he or she would have received had he or she not terminated the agreement. Commencing November 8, 2011, the amendment also applies to subscribers who entered into agreements before the amendment became effective and subsequently cancelled their agreements. In addition, a telecommunications license-holder may not demand immediate payment of the balance owed for terminal equipment in the event of cancellation of the agreement.

Similar provisions applied to cellular telephony operators with respect to subscribers with a certain number of phone lines. In April 2012, an amendment to the Israeli Communications Law was published, eliminating exit fees for cellular telephony customers that hold up to 100 phone lines and who entered into agreements with the cellular telephony operator subsequent to November 1, 2011.

In October 2013, the Ministry of Communications delivered to Bezeq an initial inspection report stating that Bezeq prevents subscribers that terminate their agreement with Bezeq from receiving a refund for terminal equipment (routers), allegedly in violation of the provisions of the Israeli Communications Law. Bezeq submitted its response to the Ministry of Communications objecting to the initial determination reflected in the inspection reports. We believe that Bezeq acts lawfully.

Interconnect Tariffs

All fixed-line, cellular telephony and ILD operators in Israel are legally required to provide interconnection services to any other licensed telecommunications operator in Israel. The interconnect tariffs are set forth in the Israeli Communications Regulations (Telecommunications and Broadcasts) (Payments for Interconnect) 2000 that impose a uniform call interconnect tariff for fixed-line and cellular telephony operators.

Commencing January 1, 2011, the interconnect tariffs that cellular telephony operators may collect from customers were significantly reduced. Below are the interconnect tariffs that cellular telephony operators could and may collect from customers as of the dates indicated:(*)

Tariff	At December 31, 2011	At December 31, 2012	At December 31, 2013	From 2014 onwards
Call minute interconnect tariff	7.15	6.78	6.43	6.01
SMS (text) interconnect tariff	0.17	0.16	0.15	0.14

(*)
The tariffs, which are denominated in Agorot (NIS 0.01) are revised annually on January 1 each year and linked to the CPI (the base index being the average CPI for 2009), plus both VAT and the rate of royalties applicable to cellular telephony operators under the Royalties Regulations multiplied by the indexed interconnect tariff. The tariffs in the table do not include VAT.

In October 2013, the Ministry of Communications declared that interconnect tariffs on a fixed-line network will be reduced and set as a maximum tariffs of NIS 0.001 per minute throughout the day (VAT not inclusive). The tariff would be linked to the CPI and updated once a year. We believe that the change in the interconnect tariffs will not have a material effect on Bezeq’s results.

Royalties

The Israeli Communications Law states that a holder of a license for the provision of telecommunications services shall pay royalties to the State of Israel out of its revenues from providing the services named in the applicable Israeli royalties regulations. In 2012, the applicable rate of royalties was reduced on average to 1.75% for Bezeq and YES and to 1.3% for Pelephone (the rate of royalties for Bezeq International is 1%), and from 2013 the rate is 0% for all of the Bezeq Group companies.

Administrative Enforcement

During 2011, the Israeli Securities Law was amended, and during 2012, the Israeli Communications Law and the Israeli Antitrust Law were amended. All the amendments introduced administrative enforcement procedures and authorized the relevant regulators to impose monetary sanctions for violation of these laws, the regulations promulgated thereunder and regulatory orders issued thereunder. Administrative enforcement was also introduced to labor laws with the legislation of the Enforcement of Labor Laws Law, 2011. Similar amendments to the Israeli Consumer Protection Law and the Protection of Privacy Law, 1981 are in advanced stages of legislation.

Copyright/Trademark Laws

Israel grants copyright protection to original literary, dramatic, musical and artistic works, as well as sound recordings and computer programs under the Israeli Copyright Law. Copyright protection automatically exists with respect to works which comply with the terms set forth in the Israeli Copyright Law and generally runs from the date of creation until the end of the seventieth year after the year of the death of the author.

In Israel, trademarks are governed by the Trade Marks Ordinance (New Version), 1972. A trademark registration is valid for 10 years from the date of the trademark application and the registration may be renewed for further periods of 10 years after each renewal. The Bezeq Group has numerous registered trademarks and trademark applications, see “Description of our Business—Intellectual Property.”

Bezeq

Communications Order

Bezeq was declared a provider of essential telecommunications services under the Communications Order. By virtue of that declaration, Bezeq is required to provide certain types of services and may not interrupt its provision of such services or narrow them. Among these services are basic telephony services, infrastructure services, transmission services and data communication services including, interconnect, and other services listed in the schedule to the Communications Order.

The main provisions of the Communications Order are:

•
Limitations on the transfer and acquisition of Means of Control, which includes a prohibition on holding “significant influence” over Bezeq or 5% or more of Means of Control of a certain kind without the prior written approval of the Ministers. Transferring, holding or acquiring control in Bezeq requires the approval of the Ministers by means of a control permit. Any unauthorized holding or acquisition is referred to as “Exceptional Holdings.” Exceptional Holdings must be sold within the periods prescribed by the Communications Order. Nationality requirements were established for the controlling shareholder in Bezeq. For more information see “Regulatory—Regulations of Control Over Bezeq-Permit to Control Bezeq Granted to Members of the Eurocom Group.”

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

•
The approval of the Ministers is required for the grant of rights in certain assets of Bezeq (switches, cable network, transmission network and data bases). In addition, the grant of rights in Means of Control in the subsidiaries of Bezeq, including allotment of more than 25% of the shares in a subsidiary, requires the approval of the Ministers.

•	Provisions were established for the protection of computerized systems and the purchase of hardware and software.

•
Certain actions of Bezeq require the approval of the Minister of Communications, including voluntary liquidation, a settlement or arrangement between Bezeq and its creditors, a change or reorganization of the structure of Bezeq and a merger or split of Bezeq.

•	The ongoing management of Bezeq and the center of its business must be in Israel, and Bezeq’s board and shareholder meetings must be held in Israel.

Bezeq’s Domestic Fixed-Line License

Bezeq was granted a general domestic fixed-line license for an unlimited period. The principal provisions of the license include:

•
Scope of license-Bezeq must provide its services to all on equal terms for each type of service, irrespective of the location or unique cost. The Minister of Communications may modify or cancel the license or make it contingent. The license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

•	Structural separation-Bezeq must operate under the principles of structural separation (see —The Bezeq Group—General—Structural Separation”).

•	Marketing joint service packages-Bezeq may request permission to market joint service packages, subject to certain limitations (see “—The Bezeq Group—General—Limitations on Marketing Bundles”).

•
Tariffs-If Bezeq provides a service or package of services for which no tariff is set under the Israeli Communications Law, such service or services must be offered at a reasonable price to all, without discrimination and at a uniform tariff.

•
Operations of networks and service standards-Bezeq is required to maintain and operate its network and provide its services at all times, including at times of emergency, in an orderly and proper manner commensurate with the technical requirements and the nature of the service, and to work towards improving its services on an ongoing basis. The license includes an appendix, “Service Standards for the Subscriber,” which is to be amended after Bezeq provides the Ministry of Communications with data. Bezeq submitted its proposal for an amendment to the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been adopted.

•
Duty to provide services-Bezeq is required to provide interconnect services to other public switching networks and to allow other telecommunications license holders to use its network. Bezeq has a duty to provide infrastructure services to other telecommunications license holders on reasonable and equal terms and must refrain from providing preferable terms to its affiliates. Bezeq is also obliged to provide some of its telecommunications services to the entire public in Israel. According to the Ministry of Communications’ interpretation of this provision and the provisions regarding the provision of infrastructure services to license-holders, Bezeq is also obliged to provide infrastructure and transmission services to competing communications operators for services which compete with those of Bezeq.

•
Security arrangements-Bezeq’s license includes provisions relating to the operation of its network in times of emergency. Bezeq is required to design and operate its network in a manner that will prevent its collapse in an emergency. Bezeq provides special services to the security forces and is required to provide telecommunications services and maintain terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the Israel Defense Forces. Bezeq is required to appoint a security officer and to comply fully with the security instructions contained with the applicable provisions in its license.

•
Supervision and reporting-The license imposes on Bezeq extensive reporting requirements to the Ministry of Communications. In addition, the Director General has the authority to enter the facilities and offices used by Bezeq and to seize documents.

•
Revocation of the License-Pursuant to the Israeli Communications Law and the provisions of Bezeq’s license, the Minister of Communications may revoke the license in certain events, including, among others, in the event of a material breach of the license by Bezeq or an immaterial breach of the license that was not cured in accordance with the instructions of the Minister of Communications, in the event that certain insolvency or liquidation proceedings are initiated against Bezeq, failure to comply with certain instructions provided under the Israeli Communications Law or to perform the services in an adequate manner, or if the public interest requires the revocation of the license.

•	Miscellaneous:

•
The license includes limitations on the acquisition, maintenance and transfer of Means of Control pursuant to the Communications Order, as well as on cross-ownership, which are mainly a prohibition on cross-holdings by entities with an interest in another material domestic fixed-line licensee, and limitations on cross-holdings by entities with domestic fixed-line licenses or general licenses in the same segment of operation.

•
Bezeq is required to prepare a draft of the standard agreement it plans to offer to subscribers and to submit them for the review by the Director General upon demand. The Director General has the authority to instruct that changes be made. Bezeq is in the process of preparing such an agreement.

•
Pursuant to the requirement of the license, Bezeq provided a $10 million bank guarantee to secure its fulfillment of the terms of the license and to indemnify the State of Israel against any loss it may incur due to violations. The Minister of Communications may declare the guarantee or part of it forfeit based on the terms of the license.

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

Fair Competition and Antitrust Laws

Provisions prohibiting Bezeq from engaging in anti-competitive practices can be found in its domestic fixed-line license, in the various communications regulations and in the Israeli Antitrust Law.

Bezeq was declared a monopoly under the Israeli Antitrust Law in its main fields of activity, including basic fixed-line telephony services, provision of communications infrastructure services, transfer and transmission of broadcasting services to the public, provision of high-speed access services through its access network to subscribers and provision of high-speed access services for ISPs through a central public telecommunications network.

In October 2010, Bezeq began to provide infrastructure and transmission services to competing telecommunications operators following an examination carried out by the Ministry of Communications. In October 2011, the Israeli Antitrust Authority informed Bezeq that the Commissioner was considering issuing a ruling to the effect that Bezeq had violated the provisions of the Israeli Antitrust Law by, among other things, not providing fixed-line infrastructure and transmission services for telephony and Internet services to its competitors, Cellcom and Partner.

In February 2013, the Israeli Antitrust Authority informed Bezeq that the Israeli Antitrust Commissioner was considering issuing a ruling to the effect that Bezeq had abused its position as a monopoly in that it had adopted a prohibited practice in connection with a campaign in which it had offered new subscribers a certain promotional rate. The Israeli Antitrust Commissioner contends that the price set by Bezeq places competitors who use VoB technology and wish to offer this service at a disadvantage, as the price of the Internet line (which is required for supply of the service by VoB technology) is higher than the price of the service that Bezeq offered its customers. During 2013, Bezeq submitted its response to the hearing, stating that it believes it acted lawfully and that the considered ruling is not required.

Bezeq has adopted an internal compliance procedure containing guidelines and an internal reporting and control system in order to make sure that the activities of Bezeq and its employees are carried out in accordance with the provisions of the Israeli Antitrust Law.

In October 2013, the Ministry of Communications issued a hearing notice regarding new regulation in the international telephony services market. In accordance with the proposed regulation, each holder of a domestic fixed-line license and cellular telephony license will be permitted to provide international telephony services as part of the services packages that it offers its subscribers, according to the terms set forth in the hearing notice. The proposed regulation also includes the provision of international transmission and data communication services by domestic fixed-line telephony and cellular telephony providers.

Control of Bezeq’s Tariffs

Bezeq’s telephony tariffs and certain other tariffs are prescribed in regulations. As a result of a deliberate regulatory policy, the monthly usage tariff for a fixed-telephone line is set at a level that does not cover the costs involved in providing it (a situation known as “accessibility deficit”). This deficit has been reduced over the years, but still exists. The tariffs are updated according to a formula set forth in the regulations. Bezeq’s controlled tariffs are reviewed by a public committee every few years, at which time Bezeq is exposed to material changes in its tariff structure and tariff levels. The mechanism for the update of the tariffs has resulted in the erosion of the tariffs over time.

Control of the tariffs creates or could create difficulties for Bezeq in providing an appropriate and competitive response to changes in the market and in offering competitive prices on short notice. In addition, the restrictions on granting discounts on tariffs limit Bezeq’s ability to participate in certain tenders.

Under the Israeli Communications Law, Bezeq may apply to the Minister of Communications and the Minister of Finance, for an approval for an alternative payment package for a set of services for which tariffs are prescribed in the regulations, subject to certain conditions. Unless either the Minister of Communications or the Minister of Finance announces his objection within the period set forth in the Israeli Communications Law, Bezeq may offer the alternative payment package.

Under the Israeli Communications Law, a telecommunications license holder can demand reasonable payment for a telecommunications service for which the tariff is not set in the regulations. Bezeq sets the tariffs for these types of services.

Deployment of Communications Facilities

The deployment and manner of set-up of communication facilities in Israel are regulated by the National Outline Plan (“NOP”) for Communications 36 (“NOP 36”) and “NOP 56” (in the Palestinian Administered Territories). These plans were designed to ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards, minimizing damage to the environment and simplifying and increasing the efficiency of the processes involved in setting up new facilities.

Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations. Bezeq has obtained building permits for most of its small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A. Given the exemption granted under the orders of the Planning and Construction Law and of the Israeli Communications Law, we believe that Bezeq is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws. There are a number of initiatives to cancel this exemption, and its cancellation could have materially adverse implications, including making it difficult for Bezeq to provide universal service as required by the provisions of its license.

NOP 56 became effective in June 2008 and regulates the manner of erection and licensing of communications facilities in the Palestinian Administered Territories. NOP 56 has transition provisions for facilities erected with a permit for small installations. The guidelines also include a requirement for obtaining a communications license and the receipt of necessary consents from the Commissioner of Government Property at the Civil Administration. Bezeq has obtained licenses for 76 installations in the Palestinian Administered Territories and is in the process of obtaining licenses for an additional five installations in the Palestinian Administered Territories.

As a result of a process initiated by the State of Israel, IBC, a third fixed-line communications infrastructure company was recently established, 40% of which is held by the government-owned IEC and 60% of which is held by a consortium of non-government companies that was selected by the IEC in a tender procedure in June 2013. In August 2013, IBC was granted a general license for the provision of telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks. According to the license, IBC will enter into an agreement with the IEC to use the IEC’s fiber optic network in Israel to provide wholesale products to telecommunication services providers. In addition, IBC was granted a five-year special license to provide wired domestic data communications services, according to which it is entitled to provide IPVPN services and broadband data communications services.

Pelephone

Cellular Telephony Licenses

Pelephone has been granted a general license to establish and operate a cellular telephone network in Israel, which is valid until September 8, 2022. In addition, in April 2001, the Civil Administration for the Administered Territories granted Pelephone a general license for the provision of cellular telephony services in the Administered Territories that is valid until September 2022 and the provisions of the general license granted to Pelephone by the Ministry of Communications are also applicable to this license. The following are the principal provisions of Pelephone’s general cellular telephony license:

•	Under certain circumstances, the Minister of Communications is entitled to modify, restrict or suspend the terms of the license, and in certain instances to revoke it.

•
The license is non-transferable, and it contains restrictions on the acquisition or transfer (including by means of a charge), directly or indirectly, of control or of 10% or more of any Means of Control in Pelephone, unless the Minister of Communications has given his consent beforehand. The license includes certain prohibitions on crossholdings in Pelephone and in other telecommunications operators.

•	Pelephone is obliged to provide interconnect services under equal terms to all other operators and must refrain from any discrimination in the implementation thereof.

•	Pelephone must refrain from giving a preference in providing its infrastructure services to a licensee with an interest (as defined in the license), such as a related party, over another licensee.

•
Pelephone is generally not entitled to sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, except as stipulated in the license.

•	In periods of emergency, the relevant governmental authority may issue certain instructions to Pelephone with respect to its mode of operation and/or manner of provision of services.

•
The license sets forth the types of payments that Pelephone may collect from its subscribers for cellular telephony services, mechanisms for setting tariffs, reports that Pelephone must submit to the Ministry of Communications and also the duty of serving notice to the Ministry of Communications prior to modifying its tariffs. The license also determines the Minister’s power to intervene in setting tariffs in certain instances.

•
The license commits Pelephone to provide a minimal standard of service, including setting up of service call centers, the determination of a maximum period for repair of malfunctions, an accounts collection procedure and protection of the privacy of the recipient of the service.

•
To secure Pelephone’s undertakings and to compensate and indemnify the State of Israel for any damage caused by acts committed by Pelephone, Pelephone has furnished a $10 million bank guarantee, which is subject to forfeiture.

•
Pursuant to the Israeli Communications Law and the provisions of Pelephone’s license, the Minister of Communications may revoke the license in certain events, including, among others, in the event of a material breach of the license by Pelephone or breach of certain obligations specified in the license, in the event that certain insolvency or liquidation proceedings are initiated against Pelephone, if officers of Pelephone are convicted of committing certain offenses, or if the public interest requires the revocation of the license.

Limitations on Charges for Roaming Services Abroad

In December 2013, the Minister of Communications approved an amendment to the licenses granted to the cellular telephony operators (including Pelephone) effective as of February 18, 2014, which primarily provides as follows: (i) new and existing subscribers will be blocked from international cellular Internet services, subject to certain exceptions; (ii) subscribers who purchased an international roaming package will receive an alert by text message (SMS) when reaching a certain usage rate for each component in the package; and (iii) subscribers will be blocked from using international roaming when reaching the roaming limit of the purchased package. In addition, the Minister of Communications announced that he will consider opening the roaming market to competition between all operators, for which purpose there will be a separation between international roaming services and the roaming services that the subscriber receives from its local cellular telephony operator.

Allocation of Frequencies

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and is applicable to Pelephone’s use of radio frequencies as part of its infrastructure. Under the Telegraph Ordinance, the establishment and operation of a system using radio frequencies requires a license and the use of radio frequencies requires designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies.

For several years, there has been a shortage of radio frequencies for public use in Israel (due in part to the allocation of many frequencies for security uses), and the Israeli government has limited the number of licenses issued for the use of frequencies, while increasing fees payable in respect of the allocation of frequencies. The shortage of frequencies may also cause difficulties in implementing certain technologies (e.g. advanced technological infrastructures such as LTE).

LTE technology, which is based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology, is used by many operators around the world and is now supported by many smartphones in use in the Israeli market. In March 2012, the Ministry of Communications published a work plan with respect to the introduction of LTE technology. Pelephone expects that the Ministry of Communications will issue a tender for allocating LTE frequencies in 2014. The Ministry of Communications’ policy with respect to the allocation of LTE frequencies, as well as technological developments in the area of LTE, could have a significant effect on the market.

Network Site Permits

The set-up and operation of a wireless communication infrastructure, including cellular communications, are subject to the provisions of the Planning and Construction Law and the Israeli Radiation Law and permits from the Ministry for Protection of the Environment are required.

Local Building Permits

Pelephone’s cellular telephony services are provided through cellular sites spread over Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of the cellular telephony services requires setting-up cellular sites and changes in configuration and existing antenna systems. Pelephone has deployed two main types of broadcasting sites: (i) macro sites that require a building permit from planning and building councils; and (ii) wireless access devices, which historically did not require a building permit. Under a temporary order of the Israeli Supreme Court initially issued in September 2010, Pelephone is currently not subject to certain limitations with respect to the erection of new wireless access devices absent a permit, as described below.

The licensing of cellular broadcasting sites is governed by the National Outline Plan for Communications 36 (“NOP 36”). The purpose of NOP 36, which came into effect in 2002, is to regulate the deployment and manner of setting-up broadcasting facilities, so that the entire country is covered for transmission and reception, with minimal damage to the environment and the landscape. Pelephone and its competitors have encountered difficulties in obtaining some of the required approvals and in particular, approvals from planning and building authorities. There is a pending proposal to amend NOP 36, which may result in more stringent regulations that could complicate and impede the process of obtaining building permits for cellular sites. Pelephone is aware of an initiative to appoint a joint technical consultant to the Ministry of the Interior and the Ministry of Communications to assist in the review the proposal to amend NOP 36.

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

There are administrative or other delays in some planning and building councils regarding the issuance of building permits for sites. As a result, Pelephone operates a number of broadcasting sites that have not yet received permanent building permits. Pelephone has applied to the planning and building authorities for the building permits and these applications are at various stages of discussion and approval.

The establishment of a broadcasting site without obtaining a building permit constitutes, among other things, a breach of the Planning and Construction Law, and in some instances, this has resulted in demolition orders against sites, indictments or the initiation of civil proceedings against Pelephone and some of its officers. Pelephone has succeeded in most of these instances to avoid demolition or to delay the execution of demolition orders pursuant to arrangements it reached with the planning and building authorities to resolve the lack of licensing. These arrangements have not required any admission of guilt by officers of Pelephone or their conviction. However, it is not certain that this will continue in the future, or that there will be no further instances in which demolition orders are issued and indictments are filed in respect of building permits, including against officers.

Pelephone has also established broadcasting sites using wireless access devices, which require specific radiation permits according to the Israeli Radiation Law, but historically did not require a building permit if they were constructed pursuant to the conditions provided in an exemption provision pursuant to the Israeli Communications Law and the planning and construction law. Some local authorities disputed the applicability of the exemption provision to wireless access devices and to their use. Pelephone’s position regarding the applicability of the exemption was accepted in a number of rulings and decisions by local courts and the use of such facilities and the supporting equipment were approved. One verdict provided an opposite ruling. Appeals have been filed for some of these rulings and decisions. Under a temporary order issued by the Israeli High Court of Justice on September 15, 2010, as amended on February 16, 2011 and July 17, 2012, and as extended on September 30, 2013, Pelephone, Cellcom and Partner are permitted under the exemption provision to exchange wireless access devices with another wireless access device for maintenance purposes, provided that the new device is in the exact same location as the replaced device and subject to other conditions in the temporary order, but are prohibited from erecting new wireless access devices under the exemption provision. HOT Mobile and Golan are temporarily permitted to deploy wireless access devices, under more lenient conditions.

Pelephone, similar to other cellular telephony operators in Israel, has encountered difficulties in the past in connection with the establishment, upgrading and operation of broadcasting sites, among other reasons as a result of the position of planning and building councils or public opposition due to alleged radiation concerns.

Permits of the Ministry of Environmental Protection

The Minister for Environmental Protection also promulgated regulations pursuant to the Israeli Radiation Law that address issues such as fees for permits, the method of measuring radiation, etc.

In January 2009, the Radiation Supervisor at the Ministry for Environmental Protection published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular aerials.

In 2010, the Ministry of Environmental Protection notified Pelephone of a new condition for all of its network site operation permits, according to which it must install in its systems software (provided by the Ministry of Environmental Protection) that monitors and reports the level of power created in real time from the operation of its network sites.

Additional Environmental Regulation

Israeli Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone), 2002 specify the maximum permitted radiation level for a cellular telephone measured in units of Specific Absorption Rate (“SAR”) and require Pelephone to notify its customers regarding the maximum permitted radiation level. As far as we are aware, all the cellular telephones that Pelephone markets comply with the relevant SAR standards.

Pelephone conducts periodic radiation tests in order to ascertain its compliance with permitted operation standards and the standards of the International Radiation Protection Agency. These tests are outsourced and performed by companies authorized by the Ministry for Protection of the Environment. Pelephone has an internal enforcement procedure for supervision of implementation of the provisions of the Israeli Radiation Law, which is supervised by a senior manager. The purpose of the procedure is to incorporate the provisions of the Israeli Radiation Law into the procedures of Pelephone and limit the possibility of violations.

Pelephone is subject to laws that define obligations to publicize and inform customers about the sources of the radiation that it operates and the mobile handsets that it supplies. The Radiation Supervisor at the Ministry for Protection of the Environment publishes information on the Ministry’s website about active cellular broadcasting facilities and those that are under construction. The Ministry for Protection of the Environment continuously monitors the cellular broadcasting facilities that Pelephone erects and operates, as it does to the other operators. On its website, Pelephone publishes information about radiation emitted from cellular phones and Ministry of Health regulations regarding preventive caution when using cellular phones.

Cellular Infrastructure Sharing

In July 2011, the Ministry of Communications issued a press release listing the following main recommendations of the inter-ministerial committee on the sharing of infrastructures in the cellular market:

•	A model of forced sharing of sites will be defined, while giving preference to the possibility of enabling the new operators (HOT Mobile and Golan Telecom) to share sites;

•	Obtaining a permit to set up a cellular site will be conditional on a proposal for sharing such sites with all operators;

•	The cellular telephony operators will be obligated to erect sites that facilitate sharing with up to four participants;

•	All the components and infrastructures used for broadcasting from the facility will be shared, excluding active designated equipment (radio equipment);

•	The costs of sharing sites will be shared; and

•	All license holders will be encouraged and obligated to reduce the number of unshared sites each year.

Pelephone has submitted its reservations to the recommendations to the Ministry of Communications.

In May 2013, the Ministry of Communications, Ministry of Health and the Ministry of the Environment announced that a pre-condition to the deployment of fourth generation cellular infrastructure is the implementation of the inter-ministerial task force’s recommendations regarding the sharing of cellular infrastructures.

Import of Cellular Telephony Handsets

In September 2012, a reform of the regulations relating to the importation of cellular telephony handsets became effective. The reform includes an exemption from obtaining a trade license and an exemption from the need to obtain approval for the import of cellular devices that comply with accepted European and American standards. The reform has resulted in intensified competition in the terminal equipment market.

Separation between the Sale of Terminal Equipment and the Sale of Cellular Telephony Services

In January 2013, an amendment to the Israeli Communications Law became effective, under which a cellular telephony operator may not make a subscriber’s commitment to receive cellular telephony services dependent on that subscriber’s agreement to purchase, rent, borrow or lease terminal equipment. In the past, Pelephone’s principal sales method was to offer discounts on the price of cellular telephony services subject to the purchase of terminal equipment. This amendment has had a negative effect on the sale of terminal equipment.

Ministry of Communications Hearing Concerning WiFi

In October 2012, the Ministry of Communications published a hearing regarding an exemption from the need to obtain a license to establish and operate access points which operate on WLAN (WiFi) technology frequencies. The hearing document includes, among other things, an option to allow domestic fixed-line operators, but not cellular telephony operators, to provide services on a best effort basis utilizing this technology as part of their existing licenses.

Pelephone submitted its comments on the hearing in which it objected to the exclusion of the cellular telephony operators from the arrangement, based in part on the fact that the use of the WiFi technology is critical for cellular telephony operators, as this technology is currently an important instrument in regulating loads on the cellular telephony networks. Additionally, Cellcom and Partner have domestic fixed-line licenses allowing them to use WiFi technology according to the proposed arrangement, while discriminating against Pelephone and putting it at a disadvantage against its competitors. No decision or response has been received from the Ministry of Communications on this hearing.

In December 2013, the Ministry of Communications published a hearing with respect to the foregoing, in connection with which comments were requested on the following alternate regulation that: (i) prohibits domestic-fixed line communications licensees and cellular telephony licensees from using WLAN (WiFi) technology and access points to expand their networks and provide telephony services to subscribers; or (ii) permits domestic-fixed line communications licensees and cellular telephony licensees to use WLAN (WiFi) technology to expand their networks and provide telephony services to subscribers provided that such licenses do not charge a separate or additional fee to a subscriber that purchased ISP services, including “roaming packages” for such services. Pelephone is currently preparing its response to the hearing.

Bezeq International

International Telecommunications Service License

Bezeq International operates under a general license for the provision of international voice and data services, which is valid until May 2022 and can be extended for additional periods of ten years each. In accordance with the requirements of the Ministry of Communications, Bezeq International provided a bank guarantee of NIS 11.3 million to fulfill all of the conditions of the license for provision of international telecommunications services. The Minister of Communications is entitled to cancel, limit or suspend the license upon certain circumstances set out in the license or if Bezeq International has ceased to satisfy the conditions set out in the Israeli Communications Law and applicable regulations. The license limits the transfer of Means of Control, if as a result, the transferee will hold “significant influence” (as defined in the license) or become a controlling shareholder of Bezeq International, unless the Minister of Communications approved the transfer in writing in advance. Any holder of Means of Control in Bezeq International or in an interested party in Bezeq International may not pledge such Means of Control if the exercise of the pledge would cause the debtor to hold “significant influence” or become a controlling shareholder of Bezeq International, unless the pledge agreement provides that the realization of the pledge is subject to the prior written approval of the Minister of Communications. During a state of emergency, the persons authorized by law may provide instructions to Bezeq International regarding the operation of the system and the provision or limitation of services in order to protect the security of the State of Israel or to ensure the provision of essential services. Bezeq International is required to indemnify the State of Israel for any monetary liability that it shall incur towards a third party as a result of the use of the license. Bezeq International is required to procure insurance to insure itself and its employees against all liabilities they may incur due to physical or property damage caused as a result of the use of the license and against any loss or damage that may be caused to the system.

Special General Domestic Fixed-Line License

On February 8, 2009, the Minister of Communications granted Bezeq International’s wholly-owned subsidiary, B.I.P. Communications Solutions Limited Partnership, a special general license for the provisions of domestic fixed-line telecommunications services, which allows it to provide domestic telephony services via broadband Internet access (VoB). The license is valid until February 2029 and can be extended for additional periods of ten years each. In August 2009, Bezeq International started providing these services to private subscribers and on December 30, 2009, the license was amended to permit Bezeq International to provide the services to business subscribers (subject to the limitation on infrastructure through which the services are provided). In accordance with the requirements of the Ministry of Communications, Bezeq International provided a NIS 10 million bank guarantee to fulfill the conditions of its license.

Special License for the Provision of ISP Services

On August 10, 2009, Bezeq International received a special license to provide ISP services, valid until August 29, 2014. Such services were previously provided by Bezeq International under its international telecommunications services license. The license may not be transferred without the prior written approval of the Minister of Communications. Any holder of Means of Control in Bezeq International or in an interested party in Bezeq International may not pledge such Means of Control, unless the pledge agreement provides that the realization of the pledge is subject to the prior written approval of the Minister of Communications. Bezeq International is required to indemnify the State of Israel for any damage or expense that it will be liable for towards a third party as a result of the use of the license.

NEP License

On December 31, 2006, the Ministry of Communications confirmed the transfer of the NEP license to Bezeq International from BezeqCall (a Bezeq subsidiary which had engaged in the provision of NEP services prior to its merger into Bezeq International). Since the merger date, Bezeq International has provided NEP services under this license. On April 30, 2010, the NEP license was extended until April 30, 2015. The Minister of Communications is entitled to cancel or suspend the license prior to its expiration upon certain circumstances set forth in the license, including if Bezeq International refuses to provide information to the Minster or if its activities harm competition. Any change in the holdings in the Means of Control in Bezeq International requires the prior written approval of the Minister of Communications (even if the change does not constitute a change in control and including the transfer of substantially all of the assets of Bezeq International). During a state of emergency, the Minister of Communications and Director General are entitled to take the steps required for the security of the State of Israel and its public. Bezeq International is required to indemnify the Ministry of Communications for any damage or expenses caused as a result of a third party claims against the Ministry with respect to an act or omission of Bezeq International under the license.

Offering of ILD Services by Cellular Telephony Operators; Hearing re Proposed Regulatory Regime in the ILD Market

During 2012, cellular telephony operators with ILD licenses started offering direct dial services as part of their cellular telephony services.

On October 16, 2013 the Ministry of Communications published a hearing for public comment regarding the application of new regulatory regime in the ILD market. Under the proposed regime, domestic fixed-line operators and cellular telephony operators would be allowed to provide ILD services as part of the service packages they offer to their subscribers. The proposed regime would also allow domestic fixed-line operators and cellular telephony operators to provide international data transfer and transmission services. If such regulatory regime is approved, it could have a significant impact on Bezeq International’s ILD operations.

VoB or VoC Services

In November 2012, the Ministry of Communications determined that VoB or VoC services are a fixed-line service and that such services will be regulated through a domestic fixed-line license (general or special and not through an MVNO license) (See “—Bezeq—VoB or VoC Services”).

Amendment to Bezeq International’s ISP License

On October 31, 2012 the Ministry of Communications amended Bezeq International’s ISP license with regard to various issues including the manner of entering into contracts with clients, billing for undesired services and sending bills to clients. The provisions of this amendment gradually came into force between December 2, 2012 and May 1, 2013.

Amendment to the Israeli Communications Law on the filtering of offensive content

In August 2012, the Ministry of Communications amended the licenses of the ISPs (fixed and mobile), adding provisions to the licenses concerning filters for offensive sites and content, as a supplementary measure to the provisions of the law on this subject. The amendment stipulates that a license holder will be required, among other things, to inform its subscribers about offensive sites and content on the Internet which are not suitable for children and teenagers, and to include details of ways of blocking access to these sites and content. Likewise, the license holder must offer its subscribers an effective service for filtering offensive sites and content, for no additional payment.

YES

The television broadcasting industry in Israel is highly regulated. Broadcasting is carried out pursuant to various broadcast licenses and is subject to the ongoing supervision of the Ministry of Communications and the Broadcasting Council. YES’s operations are regulated by and subject to an extensive system of laws that apply to the area of broadcasting, including the Israeli Communications Law and regulations thereunder and the Communications Rules, as well as administrative directives and Broadcasting Council decisions.

Pursuant to the Communications Rules, various obligations and restrictions apply to YES, including those relating to broadcast content and the amount and manner of investment in local productions. In addition, YES may own up to 30% of the local channels broadcast by it.

Satellite Broadcasting License

YES’s broadcasting license is valid through January 2017 and may be extended for additional six-year periods. This license is the main regulatory permit for YES’s operations. The Minister of Communications and the Broadcasting Council have parallel authority to cancel, revoke or amend YES’s broadcasting license, only after YES is granted an adequate opportunity to state its opinion with regard to the proposed amendment, in instances and for causes set out in the Israeli Communications Law and regulations thereunder and the broadcasting license.

The Israeli Communications Law and broadcasting license include limitations with respect to the transfer, attachment and encumbrance of the broadcasting license and any of the assets associated with the broadcasting license. The broadcasting license requires receipt of the prior written approval of the Minister of Communications (after consulting with the Broadcasting Council) for the following changes in the holding of the Means of Control in YES: (i) any change of control; (ii) any change in holding of more than 10% of any one Means of Control in YES (in one or more transactions); and (iii) changing any portion of Means of Control in YES, if pursuant to such transaction, one has become or ceased to be an interested party in YES, has gained or lost control over YES or has become or ceased to be the biggest holder of any Means of Control in YES. Any one Means of Control in YES shall not be pledged if the realization of the pledge shall constitute a transfer of Means of Control mentioned above, unless such pledge agreement contains an exclusion according to which a realization shall be subject to a prior written consent of the Minister of Communications. In addition, and without limiting any rights of the Minister of Communications or the Second Authority, a change in control over YES and a change in direct holding of Means of Control in YES will be void, and the holding of Means of Control in YES will grant no rights in YES, if they were acquired in violation of the provisions of the license. The license imposes a reporting requirement regarding the holders of the Means of Control in YES, including such holders’ holdings in the journalism and broadcasting fields. Such reporting requirements were incorporated into YES’s articles of association and therefore, apply to its shareholders. YES, its office holders and any corporation YES controls or owns 5% or more of its shares, or is the biggest shareholder, is prohibited from adversely affecting competition in terms of provision of broadcasting and services unless approved in advance in writing by the Broadcasting Council. The license includes an obligation to file reports with the Ministry of Communications as well as conditions regarding the regulation of the activity of YES, such as the content of YES’s broadcasts and its agreements with its subscribers (such as the types of payments that may be collected) and suppliers. Under the license, YES is required to have a minimum equity of $40 million, have sufficient insurance and to provide a bank guarantee in the nominal amount of NIS 30 million (currently NIS 40 million after linkage) to guarantee its undertakings under the license. Bezeq provided a bank guarantee to the Ministry of Communications to secure YES’s obligations under its license.

The broadcasting license includes provisions relating to the content of YES’s broadcasts, including an obligation to obtain the Broadcasting Council’s approval of the channels broadcast by YES. The Israeli Communications Law prohibits the broadcast of advertisements, subject to certain exceptions. Additionally, the broadcasting license includes conditions regarding the terms of the services to subscribers and prohibition of discrimination between subscribers as well as an obligation to have the Broadcasting Council and the Standard Contracts Tribunal approve the subscriber agreement. The approval for the current subscriber agreement expired in 2006 and YES has been working to renew the approval of the subscriber agreement. If such approval is obtained, YES intends to seek approval of the new subscriber agreement by the Standard Contracts Tribunal.

License for Satellite Television Broadcasts in the Judea and Samaria Region

YES broadcasts satellite television to the Judea and Samaria region by virtue of a license valid through 2016. The provisions of such license are similar to those of YES’s main broadcasting license (described above).

Licenses to Perform Uplink Operations

YES holds a license to perform uplink operations (transfer of broadcasts from YES’s broadcasting center to the broadcasting satellite), which is valid until the earlier of January 2017 or the end of YES’s broadcasting license. YES is negotiating the extension of a second uplink license which recently lapsed. The uplink license contains various restrictions with respect to the same issues and in general, on the same terms, as described above with respect to YES’s broadcasting license.

Requirement to Invest in Local Content Productions

In accordance with the requirements of the broadcasting license and the decisions of the Broadcasting Council, for each of the years 2012 and 2013, YES is required to invest at least 8% of its annual revenues from subscriber fees in local productions, and according to applicable regulations and the decisions of the Broadcasting Council, YES must invest different portions of these investments in various genres of local productions. YES is also investing additional funds to satisfy investment shortfalls in certain genres from previous years, as was determined by the Broadcasting Council.

Requirement to Transmit Channels

YES is required to allow the producers of channels identified in the Israeli Communications Law to use its infrastructures to transmit broadcasts to its subscribers in exchange for payment, or a transmission fee, to be determined in their agreement with YES, and in the absence of an agreement, in exchange for a payment to be determined by the Minister of Communications, after consulting with the Broadcasting Council.

In accordance with an amendment to the Israeli Communications Law in 2010, certain channels are exempt from payment of transmission fees to HOT and YES. YES filed a claim with the High Court of Justice against the validity and applicability of this amendment in 2010. This claim is still pending.

Broadcasting Rights

The broadcast and distribution of content by YES on various media involves the payment of royalties to the owners of copyrights of musical works, voice records, scripts and content direction, including under the Israeli Copyright Law and the Performers and Broadcasters Rights Law. Payment of royalties is made through a number of organizations that operate in Israel that collect the royalties for the owners of the intellectual property rights. YES has blanket licenses with these organizations. Payments by YES under these licenses are, at times, based on a fixed payment and at other times on various pricing methods. With respect to some of the organizations, YES may be required to pay additional amounts of royalties for transmitting content via certain media and for secondary broadcasting of certain content. Such payments are not expected to be significant. YES is also expected to pay royalties for secondary broadcasts of certain content, in amounts that YES believes are not significant. See “Description of our Business—Intellectual Property.”

DTT

Since 2009, the Second Authority, the public authority that supervises commercial broadcasting in Israel, has operated a terrestrial digital radio broadcasting system, the DTT system, which freely broadcasts a limited number of channels (including the television channels of the broadcasting authority, commercial television channels and the Knesset Channel) on a nationwide basis. The DTT system constitutes a partial alternative to the multi-channel television broadcasts.

According to an amendment to the Israeli Broadcasting by Means of Digital Broadcast Stations Law, 2012 from July 2013, the Israeli Minister of Communications and Minister of Finance will have the authority to appoint a private entity to operate the DTT system, replacing the Second Authority, and the Minister of Communications will also be authorized to determine restrictions relating to such appointment. The Broadcasting Council’s authority to grant a license to special-subject channel operators will not be limited to three license holders only; such operators shall be selected in a tender process based on the price bid by each participant. According to the Second Authority Law, the special-subject channels will be permitted to finance their broadcasts by charging a subscription fee (in addition to the option of financing through advertising). The Minister of Communications and Minister of Finance will be permitted to determine that the State of Israel will subsidize the distribution fees that apply to the special-subject broadcasts and designated channels. In addition, the Broadcasting Council will be entitled to establish the extent of the obligation of a special-subject channel to invest in local productions, provided that at least three of the first nine special-subject channels to be distributed will be obligated to invest between 8% and 12% of their annual revenues in local productions.

Narrow Package Offering

In accordance with a decision of the Broadcasting Council, beginning December 2012, YES and HOT must allow subscribers to purchase, in addition to the basic package of channels that the licensees are obligated to offer to all their subscribers by law, a package of channels that includes certain basic channels and at least four channels produced in Israel, including a sports channel and a channel for pre-school children or a channel for children and teens based on the conditions defined in the Broadcasting Council’s decision. According to the decision, YES and HOT were required to offer these channels until May 31, 2013. In May 2013, the Broadcasting Council announced an extension of the period during which YES and HOT may offer the limited group of channels until August 31, 2013.

In July 2013, the Knesset passed a second and third reading of provisions concerning the offering of a basic package in cable and satellite broadcasts as part of the Law for the Change of National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013. According to such law, the Minister of Communications will stipulate the number of channels and price of the package and he will be authorized to stipulate the policy concerning the specifications of and types of channels in the package. The Broadcasting Council will issue instructions for implementation of the Minister of Communications’ stipulations, including with respect to the specification, content, standard and scope of the channels. The Minister of Communications’ stipulations will remain in force for a period of no more than three years, but the Minister of Communications’ may, after consulting with the Broadcasting Council, instruct an extension for additional periods. Payment may not be collected from subscribers for the basic package for related services (including installation fees or the cost of installation and for terminal equipment) if subscribers are not charged for other packages, and in any event such payment will not exceed the payment requested from subscribers of other packages without permission from the Broadcasting Council.

In August 2013, the Broadcasting Council announced that it is considering amending the Communications (Broadcasting Licensee) Rules, 1987 and adopting a different model from the present model. According to the new model, YES and HOT will be obligated to offer their subscribers a basic package of broadcasts which will include the mandatory channels as well as a number of additional channels which the subscriber will be able to choose from the broadcast channels offered by the license holder (except for a small number of channels), so that the basic package will include, together with the mandatory channels, between 17 and 24 channels. The Broadcasting Council is considering recommending that the Minister of Communications’ exercise his authority to set a supervised price for the basic package. The Broadcasting Council initiated a hearing process with respect to the amendment, to which YES submitted its response in October 2013. We believe that if the Minister of Communications and the Broadcasting Council implement the amendment it might cause a significant increase in the number of narrow package subscribers.

Commercial Broadcasting Authority

In July 2013, a proposition for an amendment to the Israeli Communications Law was promulgated, according to which a commercial broadcasting authority will be established. The commercial broadcasting authority would constitute a regulatory authority to organize and coordinate the regulation which is now under the supervision of the Second Authority, the Second Authority Council and the Broadcasting Council.

Transmission of Video Content via Media Infrastructures

In 2011, the recommendations of the joint Ministry of Communications and Broadcasting Council task force were submitted to the Minister of Communications. The task force was appointed to review the question of regulating broadcasts on new technologies and platforms, with respect to the method and process of prescribing regulations for semi-television broadcasts (audio-visual content) over the Internet.

The primary recommendation is to shift from regulation based on transmission and recording methods to regulation based on output, so that Internet-television broadcasts that have the same features as the broadcasts currently offered by the broadcasting entities would be subject to regulatory supervision of the Broadcasting Council and any other relevant regulator (the criteria for determining these features were included in the task force recommendations and are subject to regulation by the Broadcasting Council and any other relevant regulating entity).

It was also recommended that a follow-up team be established, involving all the relevant entities, including the Ministry of Communications, the Broadcasting Council, the Broadcasting Authority and the Second Authority, for the purpose of reviewing and adapting the regulations currently applicable to the present realm of broadcasting to the developing realm of broadcasting, in an effort to create a standard, comprehensive set of regulations for both the existing and new realm of broadcasts (including a recommendation on appropriate legislative amendments).

The task force noted that the follow-up team must continue to take into account possible changes in the distribution of revenues between the broadcasting entities and the new entities and the expansion of the range of broadcasting entities that will be subject to the new regulations. The task force also recommended that that insofar as the new broadcasting entities continue to replace the regulated broadcasting entities (the task force found that the replacement rate is still low), which will have a negative economic impact on the regulated broadcasting entities even before the recommended regulations are adopted, the regulating entities should work for the adoption of urgent, temporary regulations to include temporary relief for the supervised entities and/or impose obligations tailored to the web-based broadcasting entities. The Minister of Communications has yet to make a decision regarding these recommendations.

We believe that YES’s VOD services are not subject to the regulations that currently apply to multi-channel television broadcasts, and as far we are aware, this is the position of the Ministry of Communications. Nevertheless, implementation of the recommendations of the joint Ministry of Communications and Broadcasting Council task force may have repercussions for regulating VOD services provided by YES. It may also affect the development of the transfer of video content over the Internet.

Terminal Equipment

In 2011, the Israeli Ministry of National Infrastructures published draft regulations aimed at regulating the maximum electrical output of digital converters when on active standby mode, which is subject to legislative procedures. YES estimates that should the draft regulations become binding legislation, they may adversely affect YES’s ability to continue to use some of the decoders currently used by its subscribers and to import decoders that require a higher level of electricity capacity than the maximum output prescribed in the draft regulations. YES requested amendments to the draft regulations in order to minimize these possible effects.

In 2011, the Broadcasting Council chairman informed YES that he intends to recommend that the Broadcasting Council consider amending YES’s broadcasting license so that the deposit that subscribers are required to deposit with respect to the lease of HD or PVR decoders will be limited to the purchase cost of the decoder and to recommend amending the standard form of subscription agreement so that the amount deposited when leasing second-hand terminal equipment be not more than its depreciated cost. YES has expressed its objections to the adoption of such recommendations to the Broadcasting Council chair. We believe that if such recommendations are implemented, YES’s revenues may be significantly reduced.

Suppliers

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. During 2013, no supplier accounted for more than 5% of the Bezeq Group’s total annual purchases, nor did any supplier account for more than 10% of total purchases in a specific segment of operation.

Bezeq

Most of the equipment purchased by Bezeq for data communication, switching, transmission and radio systems has been specially modified or developed for its use, and the ability to obtain support other than through the manufacturer is limited.

Bezeq relies on manufacturer support from a number of its key suppliers for certain of its systems, and may have difficulty replacing them. Bezeq’s key suppliers include: (i) Alcatel Group (represented in Israel by Alcatel Telecom Israel Ltd.) in the areas of public switching and metro transmission, (ii) Dialogic Networks (Israel) Ltd. for migration exchanges for linking operators to Bezeq’s switching network, (iii) Comverse, Inc. for switching exchanges for end customers on the NGN network, (iv) the NGN of Adtran Holdings Ltd., (v) Oracle in the area of databases, (vi) EMC for hardware solutions for back-up, recovery and archiving of systems and infrastructures, (vii) VMware for infrastructure for the entire virtualization of Bezeq’s servers, and (viii) ECI Telecom for systems that connect Bezeq’s network and business customers on its transmission network.

Agreements with the key suppliers are generally long-term and usually include a warranty period for a specified period, followed by another period of maintenance or support. Where necessary, Bezeq may enter into an agreement with a supplier for the supply of support and/or maintenance services for further periods. These agreements usually contain various forms of recourse for Bezeq should the supplier breach the agreement.

Pelephone

Pelephone sells a wide range of cellular handsets and auxiliary accessories (such as batteries, hand-free kits, earphones, data cables and chargers). Pelephone also maintains spare parts to supply repair services to its customers and an inventory of used handsets.

Pelephone purchases handsets and accessories from a variety of suppliers and importers. Contractual engagements with most of the suppliers are based on framework agreements, which also set forth the technical support provided by the supplier for the equipment and spare parts and turnaround time for repairs. These agreements generally do not include a commitment of Pelephone to acquire a minimum quantity of devices and acquisitions are made by means of purchase orders. Generally, if an agreement with a particular supplier of equipment is cancelled, Pelephone can increase the quantity purchased from other suppliers or purchase equipment from a new supplier.

Pelephone has an agreement with Apple Distribution International for the purchase and distribution of iPhone handsets in Israel, which is in effect until May 2016. The agreement includes Pelephone’s undertaking to purchase a minimum quantity of iPhone handsets. These handsets account for a substantial percentage of the handsets sold by Pelephone. If Pelephone fails to meet the minimum quantities it may be in breach of the agreement, which may involve payment of damages. Other than Apple Distribution International, Pelephone is not dependent on any supplier for the purchase of handsets.

Pelephone acquires the UMTS/HSPA+ network equipment from Ericsson and has a long-term agreement with Ericsson for the maintenance, support and upgrading of software for its UMTS/HSPA+ network. We believe that Pelephone could be deemed to be dependent on Ericsson for the support of its UMTS/HSPA+ network. The CDMA network equipment is acquired from Nortel and Motorola, and Pelephone maintains such equipment independently. In addition, the cellular networks use transmission facilities for which Bezeq is Pelephone’s main supplier.

Bezeq International

Bezeq International has cooperation agreements with approximately 200 foreign operators for approximately 240 destinations worldwide. Since fixed-line broadband Internet infrastructure access services are provided to its subscribers by Bezeq and HOT, Bezeq International is dependent upon Bezeq and, to a lesser degree, HOT for domestic capacity in the provision of its ISP services and for connecting the subscriber to the international exchange.

Under its agreement with MedNautilus, Bezeq International purchased indefeasible rights of use to an unparticular non-specific part of the communication capacity of the undersea cable system operated by MedNautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2017-2027, depending on the date of the start of use of the capacity. In consideration for such rights of use, Bezeq International paid a non-recurring payment around the date on which it started using the capacity. In addition, in October 2011, Bezeq International entered into an agreement with MedNautilus to expand and change the existing rights of use in the international optic network that it operates, so that such rights of use will serve as a backup for Bezeq International’s JONAH submarine cable.

On January 18, 2010, Bezeq International signed an exclusive partnership agreement with British Telecom for the provision of global communications services to Israeli and multi-national companies operating in Israel. As part of the strategic agreement, Bezeq International operates as the exclusive partner of the BT Alliance in Israel and markets IT services and products from British Telecom’s global range of services.

YES

YES purchases set-top boxes from three suppliers. Under a framework agreement entered into in August 2000, as amended from time to time, among YES, Advanced Digital Broadcast S.A. (“ADB”) and Eurocom Digital, YES purchases set-top boxes (including the PVR set-top boxes) from Eurocom Digital, which imports them from ADB and provides the warranty for the set-top boxes. Eurocom Digital is controlled by Mr. Shaul Elovitch, who is a controlling shareholder of Bezeq. In addition, YES purchases HD set-top box zappers from Pace Micro Technology PLC and HD set-top box zappers DSD 4145 STB from Altech Multimedia International (Pty) Ltd.

YES purchases services for the operating systems of its broadcast and encryption setup from NDS Ltd. (“NDS”), as well as hardware for these services. YES is dependent on the regular supply of these services and products, including integration in connection with the various types of set-top boxes it uses for the operating systems for which NDS provides services. Under the terms of the agreement with NDS, NDS supplies development, licensing, supply, training, assimilation and maintenance services for encryption, broadcasting and ancillary software and equipment required for YES’s broadcasts and services. NDS has undertaken to adapt the equipment and services it supplies to the various set-top boxes and systems purchased by YES and also to supply a warranty for its products and also support services. YES makes one-time payments and periodic payments for the services and products of NDS. These payments are based primarily on the number of set-top boxes it uses and the number of its active subscribers. The agreement with NDS expires at the end of April 2015.

Property

Bezeq

Bezeq initially obtained its rights in real estate assets from the State of Israel in 1984 and since then, has acquired additional real estate assets and properties (including properties leased from third parties). As of December 31, 2013, Bezeq owned or had long-term ownership rights in approximately 380 properties throughout Israel. The total area for which Bezeq had full ownership rights or capitalized lease rights (including joint lease rights as described below) is 1,010,000 square meters of land, consisting of 230,000 square meters of facilities. Of the 380 properties, approximately 370 properties, consisting of 950,000 square meters of land and 200,000 square meters of facilities, are used for communications purposes, with the remainder used for administrative purposes. In addition, as of December 31, 2013, Bezeq had rights to receive approximately 70,000 square meters of land for the purpose of warehouses and offices and in connection with such rights, in April 2013, Bezeq entered into a five-year planning permission contract with the Israel Lands Authority (“ILA”) with respect to approximately 115,000 square meters of land and it is currently negotiating with the planning authorities. Of the foregoing properties, 30 are jointly owned with the Ministry of Communications, the Israel Postal Co. Ltd. or both. Bezeq’s rights to a substantial number of its real estate assets are not registered in the Israel Lands Registry, and therefore they constitute contractual rights. Bezeq is in the process of registering in its name those properties which can be registered in the Israel Lands Registry.

In addition to the 380 properties referred to above, Bezeq holds approximately 50 properties in the Judea and Samaria Area, covering a total area of 2,600 square meters of land and approximately 1,400 square meters of facilities. There are no written regulations with respect to the contractual rights for these properties, but Bezeq believes that this does not create a material exposure. The real estate assets are used by Bezeq for communications activities (e.g., exchanges, neighborhood rooms and broadcasting sites) and for other activities (e.g., offices and storage areas). Some of the properties are undeveloped or partially developed and can be used for other purposes.

Bezeq also leases approximately 315 properties, consisting of 58,000 square meters, of which approximately 300 properties, having approximately 11,000 square meters, are used for communications purposes and the remaining properties are used for administrative purposes.

Bezeq has an interest (such as transition rights) in other real estate, such as for the erection of transmitters and for laying cables. Bezeq also has at its disposal approximately 850 neighborhood rooms (for cables and installations used for neighborhood communications) having a total area of approximately 16,000 square meters. No written agreements exist as to the rights of usage for most of these rooms.

According to a settlement agreement entered into in 2004 between Bezeq, the ILA and the State of Israel, which concerns most of the real estate that was transferred to Bezeq pursuant to the 1984 asset transfer agreement with the State of Israel, the assets remaining in Bezeq’s possession have the status of a capitalized lease and are subject to the execution of individual lease contracts (contracts have been signed for approximately 110 of the 205 properties for which contracts are required). The settlement agreement allows Bezeq to enter into transactions and to improve the properties beyond the rights according to plans approved in the settlement agreement and it provides for a mechanism for payment to the ILA for such improvements, if undertaken, at the rate of 51% of the increase in value of the property following the enhancement (less part of the amounts paid for a betterment levy, if paid). The settlement agreement also provides that 17 properties must be returned to the ILA. Bezeq has returned 15 of those properties and the two remaining properties will be returned after Bezeq receives substitute properties, as provided in the settlement agreement.

Following a review by Bezeq’s management, Bezeq’s Board of Directors approved further sales of properties which are not currently utilized or which can be easily vacated without incurring significant expenses. The transition to the NGN allowed Bezeq to increase the efficiency of its network and to vacate and sell some of its real estate assets. During 2013, Bezeq sold 19 properties for NIS 146 million.

Pelephone

Pelephone does not own any of its sites and leases the premises that it uses for its operations from others, including Bezeq. Pelephone’s radio and switching sites are spread out around the country and are leased for various periods (in many instances, for a period of five years and Pelephone has an option to extend the agreements for another five years).

Pelephone’s headquarters are located in Givatayim, Israel and cover a total area of 17,800 square meters. The lease for these premises expires on December 31, 2015, with an option to extend the lease for an additional five years until December 31, 2020. Pelephone has an option to terminate the lease, under certain circumstances, commencing in 2017. Pelephone leases 31 service and sale centers throughout Israel and has additional lease agreements for warehouses, offices and telephone call centers that it uses for its operations.

Some of the radio sites leased by Pelephone are in areas owned by the ILA. Pelephone previously entered into an agreement with the ILA to use land in those areas for the erection and operation of communications sites for the period ended December 31, 2010. From 2010 negotiations were held with the ILA to conclude the terms for further use of the sites in the ILA areas. In June 2013, Pelephone entered into a framework agreement with the ILA for the use of land in the areas owned by the ILA for the erection and operation of communications sites for the period from January 1, 2011 until December 31, 2019, which agreement regulates, among other things, the fee for the use of the land.

Bezeq International

Bezeq International has long-term leases for its two principal facilities that expire in 2015 and 2024 (with an option to extend the leases). Bezeq International’s technological infrastructures, which support its voice, data and Internet setups, are deployed in five sites, inside and outside Israel, in order to provide redundancy and high survivability of the networks.

YES

YES’s central broadcasting center is located in Kfar Saba, Israel. YES’s secondary broadcasting center is operated by a third party in accordance with an agreement valid until the end of 2018 (with an extension option available to YES). YES’s two broadcasting centers contain reception and transmission equipment, as well as computer and communication systems.

YES leases a number of real estate assets which serve as its offices, customer service centers, broadcast centers, logistics centers and employee recruitment centers. YES’s principal offices and central broadcast center are located on leased land in Kfar Saba under an agreement that expires in 2019. The balance of the lease periods for the remaining properties leased by YES vary from a few months to approximately six years (assuming that YES exercises its options to extend such leases).

YES recently entered into an agreement for a new logistics center in Modi'in, Israel, for a period of ten years, with an option to terminate the agreement after five years.

Intellectual Property

Trademarks

The Bezeq Group uses a variety of trade names and trademarks in its business. Bezeq has approximately 200 trademarks that are registered or are in the process of being registered in Israel, including its denominative trademark “Bezeq,” the trademark “NGN Next Generation Network” and its logo “B.” Pelephone owns a number of trademarks registered in Israel, including its denominative trademark “Pelephone.” Bezeq International owns a number of trademarks registered in Israel, including its denominative trademark “Bezeq International” and the trademark “Private NGN.” YES owns a number of trademarks registered in Israel, including its denominative trademark “YES.”

Broadcast Rights and Copyrights

YES licenses some of its television programming content for the YES suite of channels from third-party content providers. YES also enters into license agreements with producers of independent channels which it broadcasts over its network. In addition, YES enters into agreements with third parties for the production of content and has the right to broadcast such content over its network (typically on an exclusive basis for an initial period of time) and in most cases, YES is entitled to use other rights to the content and share the revenues stemming from additional use of the content. The broadcast and distribution of content by YES on various media involves the payment of royalties to the owners of copyrights, including under the Israeli Copyright Law and the Broadcasters Rights Law. Royalty payments are made in accordance with blanket licenses with certain organizations in Israel that collect royalties on behalf of owners of intellectual property rights.

In October 2012, YES entered into a settlement agreement and license agreement with the Association of Music Composers, Writers and Producers in Israel Ltd., or ACUM, an authors’ right society in Israel, following a dispute regarding the amount of royalties to be paid by YES in addition to the advance it had paid for the use of works whose rights are protected by ACUM for the period from 2003 to 2011. Under the agreements, YES has a license to broadcast works whose rights are protected by ACUM until December 31, 2016, and it has agreed to settle all of ACUM’s claims from 2003 until 2011 with respect to past royalties and has also agreed on royalty rates for 2012 to 2016.

Employees

As of December 31, 2013, we have five employees. These employees also provide services to B Communications. Our five employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good. We have entered into an arrangement with B Communications according to which our employees provide services to both companies and each company will pay 50% of their compensation. We entered into a similar arrangement with B Communications and Eurocom Communications with respect to the management services supplied by Mr. Doron Turgeman to the three companies.

As of December 31, 2013, the Bezeq Group employed 13,763 persons, of whom 6,479 persons were employed by Bezeq, 3,288 persons were employed (or otherwise retained) by Pelephone, 2,007 persons were employed by Bezeq International and 2,208 persons were employed by YES.

Bezeq

The table below provides data with respect to the number of Bezeq employees at December 31, 2012 and December 31, 2013:

	December 31, 2012	December 31, 2013
Headquarters	741	694
Management	40	39
Private customers	3,855	3,202
Business customers	845	801
Technology and network	1,941	1,840
Total	7,422	6,479

The decrease in the number of employees as of December 31, 2013 compared to December 31, 2012 is primarily due to increased efficiency and improved technology used in customer relations resulting in a decrease in customer service employees.

Bezeq’s Board of Directors currently consists of 11 directors, including three external, two independent directors pursuant to the Israeli Companies Law and two employee representatives. Our Chairman, Mr. Shaul Elovitch, also serves as the Chairman of the Board of Directors of Bezeq and B Communications.

The members of senior management are employed under personal agreements, which include pension coverage, payment of bonuses based on targets, and additional retirement benefits. Bezeq also grants options to the members of senior management at its discretion.

Labor relations with Bezeq’s employees are regulated by the collective agreements among Bezeq, the workers’ representatives and the Histadrut, and by personal contracts. Additionally, expansion orders to certain general collective agreements apply to Bezeq’s employees, such as cost-of-living increment agreements.

In December 2006, Bezeq entered into a special collective agreement with the employee union and the Histadrut, regulating labor relations, which was subsequently amended in December 2012. Under the special collective agreement, all agreements, arrangements and existing practices existing prior to the execution of the agreement, including the mechanism for linkage of wages to the public sector wages, continue to apply only to Bezeq’s tenured employees, subject to changes set forth in the agreement. Under the agreement, as amended, new employees with tenure are entitled to wages in accordance with Bezeq’s wage policy and market wages and upon termination of employment, a new tenured employee is entitled only to increased severance pay, depending on the number of years of employment. The employment of existing and future new tenured employees is on the basis of monthly/hourly wage agreements based on market wage models according to position. The agreement sets forth limitations on certain future organizational changes as well as a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes. Under the agreement, as amended, Bezeq is entitled to terminate the employment of up to 245 tenured employees in each of the years from 2009 to 2016. In accordance with the agreement, during the term of the agreement, two employee representatives nominated by the union will serve as directors on Bezeq’s Board of Directors (subject to their election by Bezeq’s shareholders).

Pelephone

The table below provides data with respect to the number of Pelephone employees at December 31, 2012 and December 31, 2013:

	December 31, 2012	December 31, 2013
Management and headquarters	250	205
Content and product marketing	65	57
Service-private customers	2,366	1,784
Business customers	521	483
Operation and logistics	345	283
Engineering and information systems	525	476
Total	4,072	3,288

Prior to December 17, 2013, all Pelephone employees were employed under standard personal agreements according to their professions and the roles in which they are employed, under monthly or hourly wage agreements. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis.

On December 17, 2013, Pelephone entered into a collective agreement with the Histadrut and its workers committee. The agreement is in effect until December 31, 2016 and thereafter, will be automatically extended for periods of 18 months each, unless one of the parties provides notice of its desire to amend the agreement. The agreement applies to all of Pelephone’s employees, with the exception of up to 126 employees and managers of Pelephone (with an additional 35 future positions). Under the agreement, a Pelephone employee as of the date of the agreement will be deemed to be a tenured employee after 36 months and an employee who joins Pelephone after the execution of the agreement will be deemed to be a tenured employee after 48 months. The agreement provides mechanisms to include the worker’s committee in decisions made in connection with the staffing of jobs, relocation and termination of permanent employees. In addition, the agreement specifies quotas for dismissals due to Pelephone’s streamlining initiatives and compensation to employees who end their employment in the framework of such processes, as well as annual salary increases and additional benefits (such as subsidized summer camps and social activities) which Pelephone will provide its employees during the term of the agreement.

Bezeq International

The following table provides data relating to the number of persons employed by Bezeq International, including outsourced employees, at December 31, 2012 and December 31, 2013:

	December 31, 2012	December 31, 2013
Head office employees	1,261	1,231
Sales and service representatives	841	776
Total	2,102	2,007

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

In March 2014, Bezeq International announced that it incline to recognize the Histadrut as the representative employee organization among Bezeq International’s employees.

YES

The following table provides data with respect to the number of persons employed by YES at December 31, 2012 and December 31, 2013:

	December 31, 2012	December 31, 2013
Marketing	34	32
Customer service	1,467	1,388
Content	70	74
Engineering	101	100
Finance and operations	114	111
Human resources	50	65
Regulation and legal management	6	5
Information systems	138	136
Management and spokesperson	7	6
Sales	284	291
Total	2,276	2,208

YES employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or applicable law. YES employs personnel in some of its departments on the weekly day of rest and on days of rest prescribed by the State of Israel, and it has an appropriate permit for such employment.

C.	Organizational Structure

Eurocom Communications, our controlling shareholder, is the beneficial owner of 78.97% of our ordinary shares (15,164,929 ordinary shares) as of April 28, 2014.  Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held by Eurocom Communications.  Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. In addition 8,300 shares are held by other family members of Mr. Shaul Elovitch.

Eurocom Communications’ other principal controlled holdings are: Eurocom Cellular Communications Ltd., the representative of Nokia mobile phones in Israel; Eurocom Industries (1986) Ltd., a holding company that owns Eurocom Digital Communications Ltd., or Eurocom Digital, which markets electronic office equipment and consumer electronic products; Trans-Global Industries PTE Ltd., a provider of customized networking solutions to businesses based on telephone network equipment and home digital telephones; Satcom Systems Ltd., a global provider of satellite broadband communications services and Gilat Satcom Ltd., a fully owned subsidiary of Satcom Systems Ltd., which specializes in providing fixed and mobile communication services via satellite; Space-Communication Ltd., the owner and operator of communication satellites; Satlink Communication Ltd., a satellite service provider; Eitag Ltd., a Real Estate Ltd Company; Eurocom Real Estate Ltd., a real estate company; and Enlight Renewable Energy Ltd. which specializes in initiating, developing, constructing and operating clean electricity production projects from renewable energy sources.

We operate through our 68% ownership interest in B Communications, which is the controlling shareholder of Bezeq, Israel’s largest telecommunications provider.  B Communications and its wholly-owned subsidiaries own 30.89% of Bezeq’s outstanding shares.

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

Overview

We are the controlling shareholder of B Communications which currently holds 30.89% of Bezeq’s outstanding shares, and we consolidate Bezeq’s financial results into our financial statements.

The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries and 49.8% ownership of the satellite television provider, YES, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share.

Key Factors Affecting the Businesses of the Bezeq Group

The operations of the Bezeq Group and the operating metrics discussed below have been, and will likely continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting the business of the Bezeq Group and its results of operations include, among others, competition, government regulation, the build out of infrastructures, macro-economic and political risks, churn, seasonality, impact of currency fluctuations and inflation, effective corporate tax rate, conditions in Israel and trade relations. For further discussion of the factors affecting our results of operations, see “Risk Factors.”

Competition

The Bezeq Group faces significant competition from established and new competitors who provide fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony, ISP and pay television services. In addition to the entrance of new competitors, competition among the existing communications groups in Israel is intensifying. Four main groups, each consisting of companies under common or joint control, hold a significant share of the communications market in Israel today: the Bezeq Group, the Cellcom Group, the Partner Group and the HOT Group. The Bezeq Group’s three principal competitors may in some cases be required to comply with fewer regulations because, among other reasons, they use different technologies to provide their services or do not own their own fixed-line network.

Bezeq expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry that permits certain service providers to market a combination of fixed-line telephony, fixed-line broadband Internet infrastructure access, ISP and pay television services (a “bundle”) for an aggregate price which is lower than the price of the individual products and services in the bundle. The Bezeq Group is currently subject to restrictions on marketing bundles, which are stricter than the restrictions applicable to its competitors.

Fixed-Line Telephony.  Competition in the fixed-line telephony market is intense. We believe that competition in this market will continue to increase due to the low barriers to entry and regulations permitting new service providers who receive a license to provide telephony services using voice over VoIP or VoB technology. While such services utilize the fixed-line broadband Internet infrastructure access network owned by either Bezeq or HOT, and therefore require end-users to purchase fixed-line broadband Internet infrastructure access services directly from Bezeq or HOT, such services have reduced demand for fixed-line telephony services.

Fixed-Line Broadband Internet Infrastructure Access.  Bezeq’s principal competitor in the fixed-line broadband Internet infrastructure access service market is HOT, which is currently the only other fixed-line broadband Internet infrastructure access provider in Israel. In addition, Bezeq’s fixed-line broadband Internet infrastructure access services business faces competition from cellular telephony operators as they are increasingly able to utilize a combination of technologically advanced handsets and high bandwidth technologies, such as UMTS and, potentially, LTE technology.

Cellular Telephony.  The cellular telephony market in Israel is characterized by saturation and a very high penetration level in excess of 100%. In recent years, competition in the cellular telephony industry has intensified. This has led to lower prices and higher customer churn rates, which in turn has affected the Bezeq Group’s results. Until 2012, three cellular telephony operators, Cellcom, Partner and Pelephone, led the Israeli cellular telephony market. During 2012, a number of other cellular telephony operators began to operate, including Golan Telecom and HOT Mobile, which has led to intensified competition, resulting in higher churn rates among the existing operators, a significant decrease in tariffs and, consequently, a decrease in profits. Pelephone’s current principal competitors, Cellcom, Partner and HOT Mobile (since February 2012), also provide ISP services and fixed- line communications, and they market a variety of joint service packages. Pelephone also faces competition from MVNOs that provide cellular telephony services under their own brand using the network infrastructure of another service provider.

International Telephony.  The ILD market in Israel is characterized by a high degree of competition. At the end of 2013, there were eight companies offering ILD services to private and business customers in Israel. Changes in licensing policies and the expanded use of VoIP technology have significantly reduced the barriers of entry into this market. In addition, during 2012, cellular telephony operators began to offer ILD services as part of the unlimited packages they offered.

Internet Service Providers.  Access to broadband Internet in Israel requires households to purchase Internet access services from a licensed ISP and broadband Internet infrastructure access services from a separate provider. While there are only two fixed-line broadband Internet infrastructure access service providers in Israel many telecommunication companies hold ISP licenses in Israel. The Israeli ISP market is a saturated market and as competitors are typically unable to differentiate themselves based on price, they attempt to differentiate themselves primarily by strengthening customer loyalty; however, competition has led to increased churn rates and reduced income per customer.

Pay Television.  The Israeli television market is characterized by a very high penetration rate and an increasing emphasis on new television technology, in particular digital, HD and interactive television services, such as VOD, requiring high-bandwidth and bi-directional distribution platforms. In the multi-channel pay television market, YES and HOT are the only two companies in Israel licensed to provide multi-channel pay television broadcasts. Other factors impacting competition in the market include the availability of free-to-air television DTT channels and the increasing availability and quality of video content offered over the Internet and cellular networks, which is not currently regulated and does not require designated infrastructure.

Government Regulation

The Bezeq Group operates in a highly regulated industry in Israel, which limits its flexibility in managing its business efficiently, and may increase its administrative and operational expenses and limit its revenue. The Bezeq Group is subject to government supervision and regulation relating to, among other things:

•	regulations requiring structural separation between the members of the Bezeq Group;

•	regulations restricting the Bezeq Group’s ability to market bundles;

•	price regulation for certain services that the Bezeq Group provides;

•	rules and regulations imposed on telecommunications service providers with significant market share;

•	rules governing the interconnection between different telephone networks and the interconnection rates that the Bezeq Group can charge and pay;

•	regulations governing the prohibition of exit-fees or cancellation charges;

•	regulations requiring the Bezeq Group to grant other telecommunications operators access to its infrastructure;

•	regulations governing roaming charges and other billing and customer service matters;

•	rules for authorizations, licensing, acquisitions, renewals, pledging and transfers of licenses;

•
requirements covering a variety of operational areas such as land use, health and safety and environmental protection, technical standards and subscriber service requirements rules and regulations relating to subscriber privacy;

•	rules and regulations relating to payment of royalties (zero rate as of 2013);

•	rules and regulations relating to universal service provision and requirements to extend the Bezeq Group’s services to areas of Israel even where it is not economically profitable to do so; and

•	regulations restricting the number of television channels YES can own and specifying the minimum investment YES is required to make in local content productions.

For additional information see “Regulatory.”

Build Out of Infrastructure

The Bezeq Group has historically made substantial investments in its fully owned infrastructure, which is one of the most technologically advanced in Israel and enables the Bezeq Group to reach customers nationwide.

In the domestic fixed-line communications segment, Bezeq’s NGN, which was completed in 2012, is the most advanced fixed-line communications network in Israel, offering broadband Internet bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services. The NGN has enabled Bezeq to provide its subscribers with a 92% increase in the average broadband bandwidth available per subscriber from September 2012 to September 2013. In January 2013, Bezeq began laying optical FTTB and FTTH and as of December 31, 2013, had completed laying optical fibers to over 400,000 households and businesses in Israel.

In the cellular telephony segment, Pelephone’s nationwide 3.5G UMTS/HSPA+ network provides Pelephone subscribers with a fast, high quality and advanced network. The network is based on HSPA (High Speed Packet Access) technology, is connected to approximately 2,200 sites and supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. While Pelephone substantially completed the installation of its 3.5G UMTS/HSPA+ network in 2010, it has continued to invest in the network. We believe these network features provide Pelephone with a strong platform to continue to offer a variety of advanced services and products to its customers and to capitalize on the continued increasing demand for smartphones and advanced data services, which constitute the higher value segment of the cellular telephony market.

In the ISP, ILD, data transfer, networks and ICT services segment, Bezeq International is currently the sole ISP in Israel that owns and operates its own high-speed submarine optical fiber communications cable system. The JONAH cable, which was launched in January 2012 provides Bezeq International with greater capacity for utilization than any other ISP in Israel. In addition, Bezeq International is able to obtain such capacity at an incremental cost, while other ISPs in Israel are required to purchase capacity and rely on one of the two other cable operators in Israel (MedNautilus and Tamares).

In the multi-channel pay television segment, YES is the only licensed provider of multi-channel television broadcasts via satellite in Israel and one of only two companies in the Israeli pay television services market. While YES relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. Such equipment and infrastructure act as a significant barrier to entry against any potential competitor in the satellite pay television market.

During the three years ended December 31, 2013, the Bezeq Group companies invested NIS 1.9 billion, NIS 1.5 billion and NIS 1.2 billion (approximately $354 million), respectively, in capital improvements, substantially all of which was invested in infrastructure and technology.

Macro-Economic and Political Risks

The Bezeq Group is subject to macro-economic and political risks that are outside of its control. For example, high levels of sovereign debt in the U.S., certain European countries and countries in the Middle East, combined with weak growth and high unemployment, could lead to fiscal reforms (including austerity measures), sovereign debt restructurings, currency instability, increased counterparty credit risk, high levels of volatility and, potentially, disruptions in the credit and equity markets, as well as other outcomes that might adversely impact the Bezeq Group. Moreover, as a business operating in Israel, we and the Bezeq Group are subject to the inherent risks associated with the political and military conditions in Israel and the potential for armed conflicts with Israel’s neighbors. Further, while the majority of the Bezeq Group’s revenues are in NIS, a portion of the Bezeq Group’s operational expenses are in U.S. dollars. The exchange rate between U.S. dollars and NIS has been volatile in the past and may continue to be so in the future. Although we attempt to mitigate currency rate risk through hedging, sharp changes in the exchange rate could have a material effect on our results of operations.

Churn

The fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony and multi-channel pay television industries typically exhibit churn as a result of high levels of competition. Churn levels may be affected by changes in our or our competitors’ pricing, our level of customer satisfaction, disconnection of non-paying subscribers and changes in regulations. Increases in churn may lead to increased costs and reduced revenues. In recent years our churn rates increased, particularly in our cellular telephony segment as new competitors entered the market and advantageous billing plans were introduced. Similarly, competition has increased in recent years as a result of the prohibition on exit fees, long-term commitments and, as of January 2013, linkage of the price and terms of handsets sales to cellular telephony service prices and benefits.

Seasonality

Bezeq’s consolidated operating results are generally not characterized by a seasonal pattern. In general, Bezeq’s revenues from its cellular phone services are slightly higher in the second and third quarters of the fiscal year than the first and fourth quarters due to different usage patterns prevailing in the summer months compared to the winter months and the holiday season in Israel. In general, Bezeq’s revenues from international communications, Internet and NEP services are affected in a minor way by the seasons and holidays. For example, voice services for the business sector decrease in August and during the Passover holiday; voice services for the private sector increase in the summer months and towards the end of the calendar year; sales of Internet services and NEP equipment usually increase in the fourth quarter; and Internet services for the business sector decrease in the summer months due to the closure of educational institutions.

Impact of Currency Fluctuations and Inflation

Although the majority of our revenues and expenses are denominated in NIS, we are subject to risks caused by fluctuations in the exchange rate between the NIS and the U.S. dollar.

During 2013, the U.S. dollar depreciated against the NIS. A devaluation of the dollar in relation to the NIS has the effect of reducing the NIS value of any of our expenses or liabilities which are payable in dollars, unless those expenses or liabilities are linked to the dollar. This devaluation of the dollar also has the effect of decreasing the NIS value of any asset which consists of dollars or receivables payable in dollars, unless the receivables are linked to the dollar.

From time to time we use derivative financial instruments, such as forward currency contracts, to hedge certain of our risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic depreciations, may have an impact on our profitability and period-to- period comparisons of our results in U.S. dollars. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations. We recommend comparing our results between periods based on our NIS reports.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable Israeli company income tax rate was 25% and 24% in 2010 and 2011, respectively, and 25% in 2012 and 2013. In 2014, our applicable income tax rate is expected to increase to 26.5% pursuant to the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014)-2013.

The effect of the change on our financial statements as at December 31, 2013, was an increase in deferred tax balances of NIS 55 million (approximately $16 million). The effect of the change to the equity attributable to our shareholders was a decrease of NIS 17 million (approximately $5 million).

As of December 31, 2013, we had tax loss carryforwards in the amount of NIS 222 million (approximately $64 million) and capital losses carry forward in the amount of NIS 19 million (approximately $5 million). Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

Conditions in Israel

We are organized in, based in and derive substantially all of our revenues from markets within the State of Israel. See “Risk Factors-Risks Relating to the Operations of the Bezeq Group and Our Company in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, the International Finance Corporation and the World Trade Organization. In addition, Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its member and has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

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

On May 10, 2010, the Organization for Economic Co-operation and Development, or OECD, invited Israel to become a member of the organization, whose mission is to promote co-operation between its members while keeping high international economic standards.. On September 7, 2010, on signing the OECD Convention, Israel pledged its full dedication to achieving the Organization’s fundamental aims. Israel was the 32nd country to join the organization, along with Estonia and Slovenia.

Explanation of Key Income Statement Items

Revenue.  Revenue from Bezeq’s domestic fixed-line communications segment is derived primarily from fees received for (i) fixed-line telephony services, primarily including the basic fixed-line telephony service on the domestic telephone line, plus associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, conference calls, public telephones and a unified telephone directory; (ii) fixed-line broadband Internet infrastructure access services in xDSL technology; (iii) data communication services, including network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet and remote access services; and (iv) other services including, services to communications operators, broadcasting services, contract work, IP Centrex services (lines in a virtual private exchange in a public network), data center services, a search engine for finding phone numbers (including a classified search) and new services.

Revenue from the Pelephone cellular telephony segment is derived primarily from fees received from its service offerings, including, voice transmission, transmission of text messages, roaming, data communications and advanced multimedia services. Pelephone also sells cellular phones, laptops and other portable devices and offers attendant repair services.

Bezeq International’s revenues are primarily derived from ISP services for private and business customers (including terminal equipment and support), voice services (including, ILD services to business and private customers and international call routing and termination services), hosting services, supply of international data communication solutions for business customers and ICT solutions for business customers and PBX services.

YES’s revenues are primarily derived from the sale of subscriptions for its multi-channel satellite pay television broadcast services. Revenue from subscriptions is recognized ratably over the contract period, which is generally one to twelve months. YES does not provide revenues to Bezeq.

Bezeq also includes a category of “Other” in its consolidated financial statements, which mainly includes revenue from customer call center services through its Bezeq Online Ltd. subsidiary, investments in a venture capital fund and ownership of Walla!, a popular Israeli provider of Internet and portal services.

Depreciation and Amortization.  Subsequent to our acquisition of the controlling interest in Bezeq, we adopted policies regarding the depreciation and amortization expenses related to Bezeq’s communications business network equipment and capacity that were based on Bezeq’s policies. Depreciation and amortization expenses primarily consist of depreciation on computer equipment, software, leasehold improvements, capitalized software development costs and amortization of purchased intangibles. In connection with our acquisition of the controlling interest, we assigned fair value to fixed assets acquired in the Bezeq acquisition. The difference between the book value and the fair value of those assets was recognized as an asset in our consolidated statement of financial position. The acquired assets are depreciated and amortized according to their expected useful life. Over time such assets are fully depreciated by Bezeq, and by us respectively. As a result, the excess fair value balance we assigned to the acquired assets decreases and our related depreciation expenses will decrease as well.

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

Other operating expenses.  Other operating expenses primarily include Bezeq’s provision for severance pay on early retirement, capital gains from the sale of property, plant and equipment, provisions for contingent liabilities and losses from copper forward contracts.

Finance Expenses.  Our finance expenses primarily include interest expenses and CPI linkage expenses on our bank and institutional loans and debentures. In addition our finance expenses also include interest and exchange rate differences on other financial liabilities and changes in fair value of financial assets or liabilities measured at fair value through profit or loss. Bezeq’s financing expenses primarily consist of interest expenses for its financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses.

Income Tax.  Income tax expense is comprised of current and deferred tax. Bezeq recognizes current and deferred tax expense in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Our assessment considers that deferred tax is recognized using the statements of financial position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Under our assessment, deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The applicable Israeli company income tax rate for 2010 was 25% and it decreased to 24% in 2011. At the end of 2011 the Knesset passed an amendment to the Israeli Tax Ordinance, pursuant to which the 2010 corporate tax rate of 25% was reinstated for an indefinite period, commencing on January 1, 2012. In 2014, our applicable income tax rate is expected to increase to 26.5% pursuant to the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014)-2013.

Results of Operations

The following table sets forth our results of operations in NIS in millions and as a percentage of revenues for the three years ended December 31, 2013:

	Year ended December 31,
	2011		2012		2013
	NIS	%	NIS	%	NIS	%
Revenues	11,376	100%	10,278	100%	9,563	100%
Depreciation and amortization	2,984	26%	2,367	23%	2,014	21%
Salaries	2,109	19%	1,980	19%	1,874	20%
General and operating expenses	4,468	39%	3,997	39%	3,586	37%
Other operating expenses	323	3%	(1)	-	57	1%
Operating income	1,492	13%	1,935	19%	2,032	21%
Finance expense	1,079	8%	997	10%	931	10%
Finance income	(497)	(4)%	(582)	(6)%	(535)	(6)%
Income after financing expenses (income), net	910	9%	1,520	15%	1,636	17%
Share of losses in equity-accounted investee	216	2%	245	3%	252	3%
Income before income tax	694	7%	1,275	12%	1,384	14%
Income tax	656	6%	556	5%	524	5%
Income for the year	38	1%	719	7%	860	9%
Income (loss) attributable to owners of the Company	(264)	(2)%	(37)	(1)%	26	1%
Income attributable to non-controlling interest	302	3%	756	8%	834	8%
Income for the year	38	1%	719	7%	860	9%
Basic earnings (loss) per share	(13.46)		(1.94)		1.33
Diluted earnings (loss) per share	(13.50)		(1.97)		1.26

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

The following three tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group and on a consolidated basis for the three years ended December 31, 2013.

	Year ended December 31, 2013
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,198	3,741	1,365	1,633	241	(1,633)	9,545
Inter-segment revenues	280	68	68	2	21	(421)	18
Total revenue	4,478	3,809	1,433	1,635	262	(2,054)	9,563
Depreciation and amortization	683	458	130	263	31	449	2,014
Segment results - operating income	1,991	608	227	268	(4)	(1,058)	2,032
Finance income	314	137	9	7	-	68	535
Finance expenses	(534)	(46)	(23)	(654)	(6)	332	(931)
Total finance income (expense), net	(220)	91	(14)	(647)	(6)	400	(396)
Segment profit (loss) after finance expenses, net	1,771	699	213	(379)	(10)	(658)	1,636
Share in losses of equity-accounted investee	-	-	1	-	-	(253)	(252)
Segment profit (loss) before income tax	1,771	699	214	(379)	(10)	(911)	1,384
Income tax	408	178	56	2	5	(125)	524
Segment results - net profit (loss)	1,363	521	158	(381)	(15)	(786)	860
Additional information:
Segment assets	7,767	4,126	1,248	1,617	232	2,580	17,570
Goodwill	-	-	6	-	87	2,732	2,825
Investment in equity-accounted investee	-	-	3	-	14	998	1,015
Segment liabilities	11,234	1,242	440	5,960	249	(868)	18,257
Investments in property, plant and
equipment and intangible assets	777	335	106	327	19	(327)	1,237

	Year ended December 31, 2012
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,339	4,371	1,286	1,636	256	(1,636)	10,252
Inter-segment revenues	291	97	54	-	36	(452)	26
Total revenue	4,630	4,468	1,340	1,636	292	(2,088)	10,278
Depreciation and amortization	730	531	136	248	25	697	2,367
Segment results - operating income	1,929	892	219	253	(13)	(1,345)	1,935
Finance income	312	146	10	2	-	112	582
Finance expenses	(581)	(101)	(18)	(563)	(7)	273	(997)
Total finance income (expense), net	(269)	45	(8)	(561)	(7)	385	(415)
Segment profit (loss) after finance expenses, net	1,660	937	211	(308)	(20)	(960)	1,520
Share in losses of equity-accounted investee	0	-	1	-	-	(246)	(245)
Segment profit (loss) before income tax	1,660	937	212	(308)	(20)	(1,206)	1,275
Income tax	463	239	52	2	(3)	(197)	556
Segment results - net profit (loss)	1,197	698	160	(310)	(17)	(1,009)	719
Additional information:
Segment assets	8,098	4,704	1,251	1,387	288	3,237	18,965
Goodwill	-	-	6	-	87	2,743	2,836
Investment in equity-accounted investee	-	-	2	-	-	1,003	1,005
Segment liabilities	11,697	1,735	436	5,349	258	(149)	19,326
Investments in property, plant and
equipment and intangible assets	945	397	169	324	32	(324)	1,543

	Year ended December 31, 2011
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,371	5,454	1,288	1,619	236	(1,616)	11,352
Inter-segment revenues	277	94	66	-	41	(454)	24
Total revenue	4,648	5,548	1,354	1,619	277	(2,070)	11,376
Depreciation and amortization	688	561	109	276	21	1,329	2,984
Segment results - operating income	1,708	1,360	241	295	3	(2,115)	1,492
Finance income	304	105	9	23	-	56	497
Finance expenses	(533)	(67)	(11)	(547)	(5)	84	(1,079)
Total finance income (expense), net	(229)	38	(2)	(524)	(5)	140	(582)
Segment profit (loss) after finance expenses, net	1,479	1,398	239	(229)	(2)	(1,975)	910
Share in losses of equity-accounted investee	-	-	1	-	-	(217)	(216)
Segment profit (loss) before income tax	1,479	1,398	240	(229)	(2)	(2,192)	694
Income tax	369	342	58	1	4	(118)	656
Segment results - net profit (loss)	1,110	1,056	182	(230)	(6)	(2,074)	38

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Revenues. Our revenues decreased by 7.0% to NIS 9.6 billion (approximately $2.8 billion) for the year ended December 31, 2013 from NIS 10.3 billion for the year ended December 31, 2012. For both periods, our consolidated revenues consisted entirely of Bezeq’s consolidated revenues. The decrease in revenues in 2013 was primarily due to a NIS 659 million (approximately $190 million), or 14.7%, decrease in the revenues of the cellular communications segment , driven by continued increased competition in the cellular market in 2013. To a lesser extent, the decrease in revenues is also attributable to the NIS 152 million (approximately $44 million), or 3.3%, decrease in the revenues of the fixed-line segment. The decrease was partially offset by a NIS 93 million (approximately $27 million), or 6.9%, increase in the revenues of the international communications and Internet services segment.

Bezeq’s revenues in the year ended December 31, 2013 decreased to NIS 4.5 billion (approximately $1.3 billion) compared with NIS 4.6 billion in the year ended December 31, 2012, a decrease of 3.3%. The decrease in the segment’s revenues was primarily due to a NIS 283 million (approximately $82 million), or 12.6%, reduction in telephony revenues as a result of a decrease in the average revenue per line, or ARPL, and a decrease in the number of access lines. The decrease in revenues was partially offset by a NIS 121 million (approximately $35 million), or 10.4%, increase in revenues from internet services as a result of  an increase in the number of Internet subscribers and an increase in the ARPU.

Pelephone’s revenues in the year ended December 31, 2013 decreased to NIS 3.8 billion (approximately $1.1 billion) compared with NIS 4.5 billion in the year ended December 31, 2012, a decrease of 14.7%. Revenues from services in the year ended December 31, 2013 decreased to NIS 2.8 billion (approximately $809 million) compared to NIS 3.3 billion in the year ended December 31, 2012, a decrease of 13.9%. The decrease is primarily attributable to the reduction in tariffs that resulted from the continued intensified competition in the cellular market. The intensified competition led to a migration to unlimited usage plans which resulted in a decrease in ARPU, as well as to a decrease in the total number of subscribers. The decrease in revenues was partially offset by an increase in the revenues from cellular operators that are hosted on Pelephone's network. Revenues from the sale of terminal equipment in the year ended December 31, 2013 decreased to NIS 1.0 billion (approximately $288 million), compared to NIS 1.2 billion in the year ended December 31, 2012, a decrease of 17.1%. The decrease is primarily attributable to a decrease in handset sales and prices that resulted from regulatory changes that prevent carriers from subsidizing handset sales and the opening of the handset market to third-party imports that led to the opening of numerous independent handset stores.

Bezeq International’s revenues in the year ended December 31, 2013 increased to NIS 1.4 billion (approximately $413 million) compared with NIS 1.3 billion in the year ended December 31, 2012, an increase of 6.9%. The increase in revenues is primarily attributable to an increase in revenues from call transfers between communication carriers worldwide, increased revenues from enterprise communication solutions (ICT) and increased revenues from internet operations due to an increase in the number of subscribers. The increase was partially offset by a decrease in revenues from outgoing calls attributable to the transition in the cellular market to packages that include unlimited overseas calls.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 2.0 billion (approximately $580 million) for the year ended December 31, 2013 compared to NIS 2.4 billion for the year ended December 31, 2012, a decrease of approximately 15.1%. The decrease was primarily due to a 25.8% decrease in depreciation and amortization arising from the purchase price allocation relating to B Communications'  purchase of the controlling interest in Bezeq, to NIS 698 million (approximately $201 million) during the year ended December 31, 2013 compared with NIS 941 million during the year ended December 31, 2012. To a lesser extent, the decrease in depreciation and amortization is also attributable to the NIS 125 million (approximately $36 million), or 8.7%, decrease in the Bezeq Group depreciation and amortization that resulted from the end of depreciation of certain property, plant and equipment assets in the cellular communications and the Domestic Fixed-Line Communications segments during 2012.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 1.3 billion (approximately $378 million) for the year ended December 31, 2013 compared to NIS 1.4 billion for the year ended December 31, 2012, a decrease of 8.7%. The decrease is primarily attributable to the end of depreciation of certain property, plant and equipment assets in the cellular communications and the Domestic Fixed-Line Communications segments during 2012.

Bezeq’s depreciation and amortization expenses amounted to NIS 683 million (approximately $197 million) in the year ended December 31, 2013 compared with NIS 730 million in the year ended December 31, 2012, a decrease of 6.4%. The decrease was primarily attributable to the conclusion of depreciation of the segment’s old network and other property, plant and equipment in 2012, as well as a revision of depreciation rates. The decrease was partially offset by the initiation of amortization of new investments.

Pelephone’s depreciation and amortization expenses in the year ended December 31, 2013 amounted to NIS 458 million (approximately $132 million) compared to NIS 531 million in the year ended December 31, 2012, a decrease of 13.7%. The decrease is primarily attributable to the conclusion of the capitalization of subscriber acquisition costs and the depreciation of other property, plant and equipment.

Bezeq International’s depreciation and amortization expenses in the year ended December 31, 2013 amounted to NIS 130 million (approximately $37 million) compared to NIS 136 million in the year ended December 31, 2012, a decrease of 4.4%.  The decrease is primarily attributable to the extension of the term of the agreement for irrevocable bandwidth usage rights in the capacity of a submarine cable that serves as a back-up for the submarine cable owned by Bezeq International.

Salaries. Salaries decreased 5.3% to NIS 1.9 billion (approximately $540 million) for the year ended December 31, 2013 from NIS 2.0 billion for the year ended December 31, 2012, primarily due to a decrease in the number of employees in the Cellular and Domestic Fixed-Line Communications segments.

Bezeq’s salary expenses decreased 5.4% to NIS 980 million (approximately $282 million) for the year ended December 31, 2013 from NIS 1.0 billion for the year ended December 31, 2012. The decrease in salary expenses was primarily due to a decrease in the number of employees and in share-based compensation. The decrease was partially offset by higher employee wages during 2013.

Pelephone’s salary expenses decreased 10.6% to NIS 439 million (approximately $126 million) for the year ended December 31, 2013 from NIS 491 million in the year ended December 31, 2012. The decrease in salary expenses is primarily attributable to a decrease in the number of employees.

Bezeq International’s salary expenses increased 3.2% to NIS 287 million (approximately $83 million) for the year ended December 31, 2013 from NIS 278 million in the year ended December 31, 2012. The increase in salary expenses was primarily attributable to an increase in the number of employees providing outsourcing services in ICT operations, a decrease in capitalized salary costs, and an increase in the value of executive share-based compensation.

General and Operating Expenses. General and operating expenses decreased 10.3% to NIS 3.6 billion (approximately $1.0 billion) for the year ended December 31, 2013 from NIS 4.0 billion for the year ended December 31, 2012. The decrease was primarily attributable to the cancellation of the mandatory royalty payments to the State of Israel commencing in 2013 in the cellular and domestic fixed-line communications segments.

Bezeq’s general and operating expenses decreased 13.4% to NIS 895 million (approximately $258 million) in the year ended December 31, 2013, from NIS 1 billion in the year ended December 31, 2012. The decrease is primarily attributable to the cancellation of the mandatory royalty payments to the State of Israel commencing in 2013, a decrease in interconnect fees paid to cellular networks operators which was offset in great measure by a corresponding decrease in revenues from interconnect fees and due to Bezeq’s streamlining efforts. During 2012 general and operating expenses were reduced by a reduction in the obligation to pay frequency licensing fees.

Pelephone's general and operating expenses decreased 12.2% to NIS 2.2 billion (approximately $646 million) in the year ended December 31, 2013, from NIS 2.6 billion in the year ended December 31, 2012. The decrease is primarily attributable to a decrease in the costs of selling terminal equipment, primarily due to a decrease in the number of handsets sold, the cancellation of mandatory royalty payments to the State of Israel commencing in 2013 and a decrease in inter-content expenses, consistent with the decline revenues. In addition during 2013 Pelephone recognized a one-time decrease of NIS 30 million ($9 million) in site rental fees following an adjustment of a liability estimate included in the financial statements, and a one-time decrease in in net collection expenses.

Bezeq International’s general and operating expenses increased 11.6% to NIS 789 million (approximately $227 million) in the year ended December 31, 2013, from NIS 707 billion in the year ended December 31, 2012. The increase is primarily attributable to an increase in the cost of call transfers between communications carriers worldwide and increased expenses from enterprise communications solutions. The increase in the general and operating expenses was partially offset by a decrease in expenses for outgoing calls, consistent with the decline revenues.

Other Operating Expenses, net. We had other operating expenses, net of NIS 57 million (approximately $17 million) in the year ended December 31, 2013 compared to other operating income, net of NIS 1 million in the year ended December 31, 2012. The transition from income to expenses is primarily attributable to a NIS 61 million (approximately $18 million) one-time expense recorded in the cellular communications segment  resulting from the implementation of the collective agreement signed in December 2013 between Pelephone, the Histadrut and the employee union. Also contributed to the transition from income to expenses was a provision for severance pay with respect to employee early retirements which was recognized in 2013 and lower gains from the sale of real estate and copper in the Bezeq’s fixed-line domestic communications segment.

Finance expenses, net. Our consolidated finance expenses, net decreased by 4.6% to NIS 396 million (approximately $114 million) for the year ended December 31, 2013 from NIS 415 million for the year ended December 31, 2012.  The decrease is primarily attributable to lower interest and CPI linkage expenses relating to the bank loans B Communications incurred in connection with the purchase of the controlling interest in Bezeq. During 2012 our finance expenses were reduced as a result of a NIS 74 million gain recorded as a result of the sale of Bezeq’s holdings in Traffix Communications Systems Ltd.

Our finance expenses, net for the year ended December 31, 2013 decreased to NIS 287 million (approximately $83 million) compared with NIS 299 million for the year ended December 31, 2012, a decrease of 4.0%. The decrease is primarily attributable to lower interest expenses that resulted from the reduction in the amount of the outstanding bank debt that B Communications incurred to purchase the controlling interest in Bezeq and from lower floating interest rates in 2013. The decrease was partially offset by lower earnings on our investments in marketable securities in 2013 compared with 2012 and by the revaluation of Norisha Holdings Ltd.’s option to purchase B Communications shares from us in the second half of 2013.

The Bezeq Group’s consolidated finance expenses, net decreased 4.0% to NIS 145 million (approximately $42 million) in the year ended December 31, 2013 compared to NIS 151 million in the year ended December 31, 2012. The decrease is primarily attributable to a decrease in net finance expenses in the domestic fixed-line communications and cellular communications segments. During 2012 finance expenses, net were reduced by the NIS 74 million gain that resulted from the sale of Bezeq’s holdings in Traffix Communications Systems Ltd.

Income Tax. Income tax expenses decreased by 5.8% to NIS 524 million (approximately $151 million) for the year ended December 31, 2013 from NIS 556 million for the year ended December 31, 2012. The decrease is primarily attributable to lower provisions for our prior year’s tax assessments and lower non-deductible tax expenses in the Bezeq Group. The decrease was partially offset by higher tax expenses that resulted from higher income before tax and a onetime adjustment made to the deferred taxes that we allocated with respect to our Bezeq purchase price allocation that was required because of changes in the Israeli tax rate during 2013.

Bezeq’s consolidated income tax expenses in the year ended December 31, 2013 represented 26.9% of its profit after net finance expenses, compared to 29.4% in the year ended December 31, 2012. The decrease in tax expenses is primarily attributable to lower non-deductible tax expenses in 2013 in the domestic Fixed Line Communications segment.

Income Attributable to the Owners of our Company. Income attributable to the owners of our company increased to NIS 26 million (approximately $8 million) for the year ended December 31, 2013, compared to a loss of NIS 37 million for year ended December 31, 2012. The increase in income attributable to the owners of our company is primarily attributable to lower depreciation and amortization expenses in the year ended December 31, 2013 with respect to the purchase price allocation relating to B Communications' purchase of the controlling interest in Bezeq. The increase was partially offset by the decrease in Bezeq’s net income.

Income Attributable to our Non-Controlling Interests. Income attributable to our non-controlling interests increased to NIS 834 million (approximately $240 million) for the year ended December 31, 2013 compared to NIS 756 million for the year ended December 31, 2012. The increase in income attributable to our non-controlling interests is primarily attributable to lower depreciation and amortization expenses with respect to B Communications' purchase price allocation relating to the Bezeq transaction. The increase was partially offset by the decrease in Bezeq’s net income.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues. Our revenues decreased by 9.7% to NIS 10.3 billion for the year ended December 31, 2012 from NIS 11.4 billion for the year ended December 31, 2011. For both the current and the prior-year periods, our consolidated revenues consisted almost entirely of Bezeq’s consolidated revenues. The decrease in revenues in 2012 was primarily due to the reduction in cellular communications segment revenues.

Bezeq’s domestic fixed-line communications segment revenues in 2012 amounted to NIS 4.6 billion compared with NIS 4.6 billion in 2011, a decrease of 0.4%. The decrease in the segment’s revenues was primarily due to a decrease in revenues from telephony, primarily due to decreases in the number of subscribers, revenue per telephone line and from interconnect fees to the cellular networks. The decrease in revenues was partially offset by an increase in revenues from high-speed internet services, mainly the result of an increase in the number of internet subscribers and in revenue per subscriber as a result of surfing speed upgrades, as well as an increase in revenues from data communications.

Pelephone’s revenues in 2012 amounted to NIS 4.5 billion compared with NIS 5.5 billion in 2011, a decrease of 19.5%. The decrease is primarily attributable to the significant intensification in competition in the Israeli cellular market. Revenues from services in 2012 amounted to NIS 3.3 billion compared to NIS 3.6 billion in the prior year, a decrease of 10.3%. The decrease in services revenues is attributable to a decrease in tariffs as a result of the intensified competition and the transition to unlimited packages that led to a decrease in ARPU, as well as a decrease in the number of relatively high-usage subscribers. The decrease in revenues was partially offset by revenues from cellular operators who utilize the segment's network. Revenues from the sale of terminal equipment in 2012 amounted to NIS 1.2 billion, compared to NIS 1.9 billion in 2011, a decrease of 36.8%. The decrease is primarily due to a decrease of terminal equipment sales as the terminal equipment market was opened to imports and numerous stores selling terminal equipment opened for business.

Bezeq International’s revenues in 2012 amounted to NIS 1.3 billion compared with NIS 1.35 billion in 2011, a decrease of 1.0%. The decrease in revenues is primarily due to a decrease in the revenues from outgoing and incoming calls. This decrease is due to a transition in the cellular market to packages that include unlimited international calls and to a decrease in sales of exchanges (PBX), offset by an increase in Internet revenues as a result of an increase in the number of customers and growth in sales of business communication solutions (ICT).

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 2.4 billion for the year ended December 31, 2012 compared to NIS 3.0 billion for the year ended December 31, 2011, a decrease of approximately 20.7%. The decrease was primarily due to the decrease in depreciation and amortization of B Communications arising from its purchase price allocation relating to the Bezeq transaction that resulted primarily from the end of depreciation of fully depreciated property, plant and equipment. B Communications’ depreciation and amortization with respect to the purchase price allocation relating to the Bezeq transaction for the years ended December 31, 2012 and 2011 was NIS 931 million and NIS 1.5 billion, respectively.

Bezeq recorded consolidated depreciation and amortization expenses of NIS 1.4 billion for the year ended December 31, 2012 compared to NIS 1.4 billion for the year ended December 31, 2011, an increase of approximately 2.9%. The increase is mainly attributable to the domestic fixed-line communications and the international communications, Internet and NEP segments.

Bezeq’s depreciation and amortization expenses in the fixed-line domestic communications segment amounted to NIS 730 million in 2012 compared with NIS 688 million in 2011, reflecting an increase of 6.1%. The increase was primarily due to depreciation of the old network that was taken out of service and depreciation of new investments in the NGN project. The increase was partially offset by the end of depreciation of fully depreciated other property, plant and equipment.

Pelephone’s depreciation and amortization expenses in 2012 amounted to NIS 531 million compared to NIS 561 million in 2011, a decrease of 5.4%. The decrease resulted mainly from the termination of the capitalization of subscriber acquisition costs.

Bezeq International’s depreciation and amortization expenses in 2012 amounted to NIS 136 million compared with NIS 109 million in 2011, an increase of 24.8%. The increase is attributable to the activation of the submarine communications cable and the initiation of depreciation in the beginning of 2012.

Salaries. Salaries decreased by 6.4% to NIS 2 billion for the year ended December 31, 2012 from NIS 2.1 billion for the year ended December 31, 2011, due to the decrease in salary expenses in the cellular and domestic fixed-line communications segments.

Bezeq’s fixed-line domestic communications segment salary expenses decreased by 4.3% to NIS 1.0 billion for the year ended December 31, 2012 from NIS 1.1 billion for the year ended December 31, 2011. The decrease in salary expenses was primarily due to a decrease in share-based payments and employee retirement expenses, and was partially offset by an increase in wages, new employees and a decrease in capitalized salary expense.

Pelephone’s salary expenses in 2012 amounted to NIS 491 million compared with NIS 602 million in 2011, a decrease of 18.4%. The decrease in salary expenses is primarily attributable to a decrease in the number of employees.

Bezeq International’s salary expenses in 2012 amounted to NIS 278 million compared with NIS 265 million in 2011, an increase of 4.9%. The increase is primarily attributable to an increase in the number of outsourced employees in ICT activities, along with termination of the capitalization of subscriber acquisition costs.

General and Operating Expenses. Our general and operating expenses decreased by 10.5% to NIS 4 billion for the year ended December 31, 2012 from NIS 4.5 billion for the year ended December 31, 2011 primarily due to the decrease in the cost of selling terminal equipment in the cellular communications segment.

Bezeq’s consolidated general and operating expenses amounted to NIS 4 billion in the year ended December 31, 2012 compared to NIS 4.5 billion in the year ended December 31, 2011, a decrease of 12.0%.

Bezeq’s fixed-line domestic communications segment general and operating expenses in 2012 amounted to NIS 1.0 billion compared with NIS 1.1 billion in 2011, a decrease of 3.8%. The decrease is mainly attributable to the decrease in interconnect expenses to the cellular networks with a corresponding decrease in revenues from interconnect fees. The decrease was partially offset by an increase in expenses for terminal equipment and materials.

Pelephone's general and operating expenses in 2012 amounted to NIS 2.6 billion compared to NIS 3.0 billion in 2011, a decrease of 15.6%. The decrease is primarily attributable to a decrease in the costs of selling terminal equipment, mostly the result of a decrease in the number of handsets sold. The decrease was partially offset by an increase in the prices of the handsets and a decrease in content expenses along with a decrease in revenues from content.

Bezeq International’s general and operating expenses in 2012 amounted to NIS 708 million compared with NIS 739 million in 2011, a decrease of 4.2%. The decrease is primarily attributable to a decrease in costs related to outgoing and incoming calls to PBX equipment, with a corresponding decrease in revenues, as well as from more efficient maintenance of international cables subsequent to the deployment of the submarine communications cable.

Other Operating Income (Expenses), net. We had other operating income, net of NIS 1 million in the year ended December 31, 2012 compared to other operating expenses, net of NIS 323 million in the year ended December 31, 2011. The transition from expenses to income is primarily attributable to a provision for severance pay with respect to employee early retirement of NIS 32 million in 2012 compared with NIS 369 million in 2011. Other operating income, net in 2012 was partially offset by the recognition of a loss of NIS 54 million resulting from the termination of a CRM project.

Finance Expenses, net. Finance expense, net decreased by 28.8% to NIS 413 million for the year ended December 31, 2012 from NIS 580 million for the year ended December 31, 2011. The decrease is primarily attributable to lower interest and CPI linkage expenses with respect to the bank loans B Communications incurred to purchase the controlling interest in Bezeq resulting from the decrease in B Communications’ debt. In addition higher earnings on our investments in marketable securities, lower inflation and a decrease in the variable interest during 2012 also contributed to the decrease in our finance expenses. The decrease was partially offset by an increase in Bezeq’s interest expenses arising from the increase in its debt and additional interest expense incurred by us as a result of our issuance of additional Series C debentures during 2011 and the first quarter of 2012.

Our finance expenses, net in 2012 amounted to NIS 299 million compared with NIS 450 million in 2011, a decrease of 33.6%. The decrease is primarily attributable to a decline of NIS 74 million in interest and CPI linkage expenses in 2012 compared with 2011. These resulted from the decrease of B Communications’ debt and lower inflation in 2012. In addition, higher earnings on our and B Communications’ investments in marketable securities of NIS 52 million in 2012 compared with 2011 also contributed to the decrease in our finance expenses. The decrease was partially offset by additional interest expense incurred by us as a result of our issuance of additional Series C debentures during 2011 and the first quarter of 2012.

Bezeq’s consolidated finance expenses decreased to NIS 145 million in the year ended December 31, 2012 from NIS 197 million in the year ended December 31, 2011, a decrease of 17.8%. The decrease is primarily attributable to the sale of its entire holding in Traffix Communication Systems Ltd. at a profit of NIS 74 million in the first quarter of 2012. The decrease was partially offset by an increase in interest expenses with respect to debentures issued during 2011 and bank credit received in the fourth quarter of 2012 and during 2011. There was also a decrease in profit from financial assets held for trading which resulted from the decrease in the balance of cash and cash equivalents.

Income Tax. Income tax expenses decreased by 15% to NIS 555 million for the year ended December 31, 2012 from NIS 653 million for the year ended December 31, 2011. The decrease is primarily attributable to a onetime adjustment made to the deferred taxes that B Communications allocated with respect to our Bezeq purchase price allocation. This adjustment was required because of changes in the Israeli tax rate that resulted in additional tax expenses in 2011.

Bezeq’s income tax expenses in 2012 amounted to NIS 767 million, representing 29.5% of its profit after net finance expenses, compared to income tax expenses of NIS 768 million, representing 26.8% of its profit after net finance expenses in 2011. The increase in tax expenses is primarily attributable to the increase of the domestic fixed-line communications segment's taxable income, which was partially offset by a decrease in profitability in the cellular communications segment. In addition, the corporate tax rate increased from 24% in 2011 to 25% in 2012.

Loss Attributable to the Owners of our Company. Loss attributable to the owners of our company was NIS 38 million for the year ended December 31, 2012, compared to a loss of NIS 266 million for the year ended December 31, 2011. The decrease is primarily attributable to B Communications’ lower depreciation and amortization expenses with respect to the purchase price allocation relating to the Bezeq transaction and lower income tax expenses recorded in 2012.

Income Attributable to our Non-Controlling Interests. Income attributable to our non-controlling interests was NIS 754 million for the year ended December 31, 2012 compared to NIS 296 million for the year ended December 31, 2011. The increase in income attributable to our non-controlling interests resulted from B Communications lower depreciation and amortization expenses with respect to the purchase price allocation relating to the Bezeq transaction and lower income tax expenses recorded in 2012. The increase was partially offset by the decrease in Bezeq’s net income.

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

In September 2007, we completed an offering of Series B debentures that was made exclusively to Israeli residents. We raised a total of NIS 423 million. The interest rate for the debentures, which are traded on the TASE, is 5%. In November 2008, our Board of Directors authorized the repurchase of up to NIS 100 million of our Series B debentures. The purchases were made from time to time by us or one of our wholly-owned subsidiaries in the open market on the TASE. We repurchased NIS 5,714,370 of the Series B Debentures under the program at a total purchase price of NIS 4.4 million, or an average price of NIS 0.763 per bond.

In December 2009, we issued additional Series B debentures in two private placements to institutional investors in Israel for NIS 400 million.  The terms of these additional Series B debentures issued in December 2009 are identical to those of the Series B debentures issued in September 2007.  As of December 31, 2013, NIS 249 million ($72 million) of the Series B Debentures remained outstanding. The Series B Debentures continue to trade on the TASE.

In 2009 we completed the repurchase of 5,481,859 of our ordinary shares for an aggregate of NIS 140 million, or an average price of NIS 25.3 per share, under two repurchase programs authorized in November 2007 and July 2008.  In 2010, our Board of Directors authorized a third repurchase program, for the repurchase of up to an additional NIS 44 million of our ordinary shares in the open market from time to time at prevailing market prices. As of December 31, 2012, we had repurchased 330,756 ordinary shares under the third program at a total purchase price of NIS 30 million ($8 million), or an average price of NIS 90.7 ($24.30) per share. No repurchases were made in 2012.

In September 2010, we completed the public offering in Israel of NIS 170 million of our Series C Debentures.  The Series C Debentures are payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and pay interest at a fixed annual rate of 4.45%, which is payable semi-annually on March 10 and September 10 of each of the years 2011 through 2019 (the last interest payment is payable on March 10, 2019). The Series C Debentures are NIS denominated and are not linked to the Israeli CPI. The Series C Debentures contain standard terms and conditions and are unsecured, non-convertible and do not restrict our ability to issue any new series of debt instruments or distribute dividends in the future. The Series C Debentures are listed for trading on the TASE. The net proceeds from the public offering, after deduction of arranger’s fees, early commitment fees and other expenses and commissions, were NIS 169 million. Midroog Ltd. awarded the newly issued Series C Debentures an A3 stable rating.

In December 2010, we issued additional Series C Debentures in a private placement to certain institutional investors, in a principal amount of NIS 148 million.  We issued the additional Series C Debentures in exchange for NIS 125 million principal amount of our outstanding Series B Debentures, reflecting an exchange ratio of 1:1.188.  In February 2011, we issued additional Series C Debentures in a private placement to a number of Israeli institutional investors.  The offering price was NIS 1.0275 per debenture, which represented a yield of 4.2%. The aggregate proceeds were approximately NIS 133.6 million. In December 2011, January 2012, November 2013 and December, 2013 we completed private placements of NIS 65 million, NIS 14 million, NIS 60 million and NIS 65 million, respectively, of our Series C Debentures. The private placements were offered to a number of Israeli institutional investors pursuant to Regulation S under the Securities Act. The terms of all issued Series C Debentures are identical to the terms of Series C Debentures issued in 2010 and they are listed on the TASE. In November 2013, Midroog confirmed a Baa1 rating for our Series C Debentures in connection with the  NIS 60 million issuance of additional Series C Debentures.

As of December 31, 2013, NIS 826 million (approximately $238 million) of Series C Debentures are outstanding.

In March 2014, we completed a public tender for an offering in Israel of Series D Debentures, with a fixed annual interest rate of 6%. In the tender, we accepted orders for 117,597 units of the non-convertible Series D Debentures for an aggregate principal amount of NIS 117.5 million (approximately $33.7 million) at a price per unit of NIS 1,070. Midroog awarded a local Baa1 stable rating for the Series D Debentures Offering. The Series D Debentures will be listed on the TASE.

We will repay the principal amount of the Series D Debentures in five installments as follows: (i) payments of 10% of the principal amount of the Series D Debentures will be made on each of September 15, 2018 and 2019; (ii) payments of 30% of the principal amount of the Series D Debentures will be made on each of September 15, 2020 and 2021; and (iii) a final payment of 20% of the principal amount of the Series D Debentures will be made on September 15, 2022. Interest on the outstanding principal of the Series D Debentures will be paid on March 15 and September 15 of each of the years 2014-2022, other than the first interest payment which will be made on September 15, 2014. The principal and interest will be linked to the consumer price index of January 2014.

As of December 31, 2012 and 2013, we had on an unconsolidated basis cash and cash equivalents as well as marketable securities of NIS 179 million and NIS 329 million (approximately $95 million), respectively.

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

On March 31, 2011, the Tel Aviv District Court approved a NIS 3 billion distribution by Bezeq to its shareholders in six equal, semi-annual payments during the period 2011 through 2013. The Court approval was required as the amount of the distribution exceeded Bezeq’s accounting profits according to its financial statements. All of the six semi-annual payments of NIS 0.5 billion were distributed to Bezeq’s shareholders.

Bezeq paid total cash dividends of NIS 3.2 billion, NIS 3.1 billion and NIS 2.8 billion (approximately $815 million) in the three years ended December 31, 2013.

As part of its dividend distribution policy, on March 27, 2014, Bezeq’s shareholders approved the payment of a dividend of NIS 802 million to Bezeq's shareholders. The dividend was paid on April 23, 2014.

Refinancing for B Communications’ Debt Incurred for the Acquisition of the Bezeq Shares

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares for approximately NIS 6.5 billion and became the controlling shareholder of Bezeq. The acquisition was funded with the proceeds that B Communications received from the sale of its legacy communications business and the following loans:

On the closing date of the acquisition of the Bezeq interest, B Communications’ indirect fully owned-subsidiary SP2, which holds the Bezeq interest acquired on that date, received a bank loan from certain banking and financial institutions in a total principal amount of NIS 4.6 billion (approximately $1.3 billion). The loan was divided into four tranches. SP2 also created liens for the lenders as security for its obligations under the loan agreement and agreed to pay the lenders certain fees, expenses and cost increases. SP2 also issued phantom stock options to the banks. SP2’s undertakings and limitations under the loan agreement included, among other things: (a) the obligation to provide the lenders with certain financial information; (b) limitations as to the use of amounts which will be received from Bezeq and the ability to withdraw and distribute them to SP2’s shareholders; and (c) an undertaking to object to certain changes in Bezeq’s incorporation documents if the lenders find such changes would prejudice their rights. In certain situations, payments from Bezeq must be used for early repayment of the loan or may not be withdrawn by SP2 to its parent company.

On November 5, 2013, SP2, entered into an amendment to its then principal loan agreement with respect to the financing incurred to acquire B Communications’ controlling interest in Bezeq, which provided for improved terms.

The proceeds of B Communications’ February 2014 $800 million senior secured note offering were used to repay all of the outstanding balances under the loans B Communications  incurred to acquire its controlling interest in Bezeq.

B Communications’ $800 Million Note Offering

On February 19, 2014, B Communications completed a private offering to eligible purchasers of $800 million of 7⅜% Senior Secured Notes due 2021. The Notes were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and to certain qualifying investors in offshore transactions, including in Israel, in reliance on Regulation S under the Securities Act.

The Notes are senior obligations and are guaranteed by B Communications’ two subsidiaries, SP1 and SP2 on a senior secured basis. The Notes and the guarantees are secured by first priority liens over all of the capital stock of SP2, the capital stock of Bezeq held by SP2, which constitute, as of the date of the issuance of the Notes, approximately 30% of the outstanding voting capital stock of Bezeq, and additional collateral.

The Notes and the guarantees are secured by security interests in the collateral described above, which collateral also secures the obligations under certain hedging obligations.  In connection with the sale of the Notes, B Communications, SP1 and SP2 entered into an intercreditor agreement, or the Intercreditor Agreement, with, among others, the Security Agent (as hereinafter defined)  under the indenture for the Note, or the Indenture, the Trustee under the Note, and the hedging counterparties with whom B Communications entered into hedging arrangements, or the Hedging Counterparties.  Pursuant to the terms of the Intercreditor Agreement and subject to certain limitations as set forth below, any liabilities in respect of counterparties to certain hedging obligations that are permitted to be secured by Collateral will receive priority with respect to any proceeds received upon any enforcement action over, and certain distressed disposals of, any Collateral. The Intercreditor Agreement provides that a common security agent, who will also serve as the security agent for the creditors under B Communications’ hedging obligations and any additional debt or other obligations secured by the collateral permitted to be incurred under the Indenture, or the Security Agent,  will act as provided for in the Intercreditor Agreement, subject to the provisions of the Pledge Permit, the Israeli Communications Law and Communications Order. The Intercreditor Agreement regulates the ability of the Trustee or the holders of the Notes to instruct the Security Agent to take enforcement action.

Pursuant to the Communications Order issued by the Ministry of Communications in respect of Bezeq, there are legal limitations on the ability of any person (individually and together with others) directly or indirectly holding, acquiring or controlling 5% or more of the voting power or share of economic rights in Bezeq. In connection with the offering of the Notes, the Security Agent was granted a pledge permit from the Ministers, or the Pledge Permit, which enables B Communications to pledge the pledged Bezeq Shares and pledged SP2 Shares as collateral for the Notes and certain hedging obligations. However, pursuant to the Communications Order and the Pledge Permit, no person (individually and acting in concert with other persons) may directly or indirectly hold, acquire or control, at any given time, more than 10% of the outstanding principal amount of Notes without first obtaining a permit from the Ministers.

The Indenture, among other things, restricts B Communications’ ability to: (i) incur additional indebtedness; (ii) use a portion of the proceeds of any dividends received from the Bezeq Group and make certain payments and investments create certain liens; (iii) impose restrictions on the ability of  B Communications’ subsidiaries to pay dividends or other payments to B Communications; (iv) transfer or sell ownership interests in the Bezeq Group; (v) merge or consolidate with other entities; and enter into transactions with affiliates.

Prior to February 15, 2017,  B Communications will be entitled to redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the applicable “make-whole” premium and accrued and unpaid interest and additional amounts, if any, to the redemption date. On or after February 15, 2017, B Communications will be entitled to redeem all or a portion of the Notes at certain redemption prices plus accrued and unpaid interest and additional amounts, if any, to the redemption date. Prior to February 15, 2017,  B Communications will be entitled on one or more occasions to redeem the Notes in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 107.375% of the principal amount outstanding in respect of the Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 60% of the aggregate principal amount of the Notes remains outstanding immediately after each such redemption and each such redemption occurs within 90 days after the date of the relevant equity offering.

In the event of certain developments affecting taxation (with respect to the Notes), B Communications may redeem all, but not less than all, of the Notes at 100% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the redemption date. In the event of certain developments affecting applicable regulations with respect to the ownership of the Bezeq Group, B Communications may redeem all, but not less than all, of the Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption. Upon the occurrence of certain events constituting a “change of control,” B Communications will be required to offer to repurchase all outstanding Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest to the date of purchase.

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

Following the execution of its refinancing agreement, B Communications declared its first dividend as a public company on November 7, 2013, a dividend of NIS 3.41 per share and NIS 102 million in the aggregate. The record date for the distribution of the dividend was November 18, 2013 and the payment date was December 3, 2013. We received NIS 69 million (approximately $20 million) from the dividend distributed by B Communications. Dividend amounts paid in U.S. dollars were converted from NIS based upon the representative rate of exchange published by the Bank of Israel on November 18, 2013. Tax was withheld at a rate of up to 25%.

As noted above, Bezeq paid total cash dividends of NIS 2.8 billion (approximately $815 million) in the year ended December 31, 2013, out of which B Communications received NIS 876 million (approximately $252 million).

As of December 31, 2013, our cash and cash equivalents and current investments in marketable securities (not including B Communications and Bezeq) totaled NIS 329 million (approximately $95 million). In March 2014, we completed an offering of Series D Debentures and raised our cash and cash equivalents balance by NIS 124 million (approximately $36 million). In addition, we own 20 million unencumbered ordinary shares of B Communications having a value at December 31, 2013 of NIS 1.2 billion (67.99% of B Communications’ outstanding share capital). These shares can, if necessary, be used to support the refinance of existing debt or be sold for cash (up to 5 million shares can be sold without endangering our controlling interest in B Communications). We believe these funds, are sufficient to service our debenture installments through December 31, 2015. Beyond 2015, we expect to have sufficient funds to serve our expected indebtedness.

Designated disclosure with respect to the Company's projected cash flow

In accordance with the "hybrid model disclosure requirements" promulgated by the Israeli Securities Authority that are applicable to our company, our board of directors reviewed our company’s outstanding debt obligations and its existing and anticipated cash resources and needs that were included in the framework of a projected cash flow report that was issued in March 2014. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections were reasonable and appropriate.

Based on the foregoing, our board of directors determined that our company does not have a liquidity problem and that there was no reasonable doubt that for the duration of the period covered by the projected cash flow statement our company would not meet its existing and anticipated liabilities when due.

The following is the projected cash flow report that was issued in March 2014 and its working assumptions:

	For the period from January 1, until December 31,
	2014	2015
	NIS millions	NIS millions
Opening balance:
Cash and cash equivalents (2)	127	30

Independent sources:
Cash flows from investing activities:
Proceeds from the sale of marketable securities (3)	-	75
Cash provided by investing activities	-	75

Cash flows from financing activities:
Proceeds from the issuance of Series D Debentures issue (4)	124	-
Proceeds from exercise of option given to Norisha Holdings Ltd. (5)	28	-
Cash provided by financing activities	152	-

Sources from Subsidiary:
Dividends from subsidiary (6)	-	110

Projected liabilities (projected uses):
Cash flows used in operating activities (7)	(4)	(4)

Cash flow used in investing activities
Purchase of marketable securities (3)	(62)	-

Cash flows from financing activities:
Repayments of debentures (8)	(127)	(129)
Interest payments (4) (8)	(56)	(52)
Cash used in financing activities	(183)	(181)

Closing balance:
Cash and cash equivalents (2)	30	30

Assumptions and explanations pertaining to the above table:

(1)	Cash flows include the Company’s projected cash flows and do not include the consolidation of projected cash flows from B Communications or from Bezeq.

(2)
In addition to the cash balances it maintains, the Company also invests in low-risk, high liquidity marketable securities that are used to finance its operations. The Company’s investment policy was reviewed by the Company’s audit committee and by a credit rating agency. As of January 1, 2014, the Company’s investments in marketable securities totaled NIS 202 million and by December 31, 2015 this balance is expected to be NIS 205 million. For details on the investment policy see item (3) below.

(3)
For the purposes of calculating cash flows from investments in marketable securities, the Company assumed an annual yield of 3% on the average balance of its investments in marketable securities during the period. This assumption is based on the Company’s investment policy, whereby at least 50% of the its cash balances will be invested in government bonds or cash on-call deposits; up to 35% will be invested in corporate bonds with a rating higher than A- and an average rating higher than AA-; and up to 15% will be invested in shares and/or corporate bonds with a rating lower than A-. The assumption is also based on yields historically achieved by the Company from its investments in marketable securities and on management’s assessment of the probability of achieving such yield during the period.

The following are the benchmarks used by the Company and a sensitivity analysis of the above assessments:

A.
In 2013 and in 2012 the Company generated yields of 5.5% and 6.9%, respectively, on its cash and marketable securities portfolio. The Company does not anticipate that there will be any material changes to its investment policy in 2014 and in 2015.

B.
The following table shows the expected profit in NIS millions from investments in cash and marketable securities in 2014 and 2015 under a scenario of a 5% annual yield and a scenario of a -2% annual yield:

C.

	Annual yield
Year	5%	-2%
2014 profit (loss)	13	(5)
2015 profit (loss)	14	(5)

(4)	For the purpose of calculating the cash flows, the Company took into account the proceeds from the issuance of its new Series D Debentures in March 2014 and the future interest payments thereon.

(5)	On June 27, 2013 the Company sold 3,571,741 ordinary shares of B Communications to Norisha Holdings Ltd. (“Norisha”) in consideration of NIS 125 million.

Under the agreement, Norisha may be eligible to receive up to an additional 892,935 ordinary shares of B Communications for no additional consideration pursuant to the adjustment mechanism agreed upon by the parties in the agreement. In general, the mechanism requiring the transfer of additional shares without any consideration will apply only in the event that the average price for B Communications’ shares in the 90 trading days preceding 27 June, 2014 is between NIS 28 and NIS 35 (or less).

In the event that the number of additional shares to be transferred will be less than 892,935 shares, Norisha will have the option to purchase the remaining shares from the Company based on the price mechanism detailed in the agreement. For the purpose of the cash flow calculation, the Company assumed at a high probability that Norisha will exercise the option granted to it under the agreement and will purchase the additional 892,935 shares at an exercise price of NIS 31.59 per share (the exercise price stated in the agreement, adjusted for the dividend paid in December 2013). The average price of B Communications’ shares during the three months ended February 28, 2014 was NIS 55.45, which is higher than the exercise price.

(6)	Presumption of the receipt of a dividend from B Communications during the period is based on the following:

According to conservative estimates, the Company’s management anticipates that while in 2014 no dividend will be received from B Communications, a dividend should be received in the period ending September 30, 2015. The Company’s management anticipates that B Communications’ retained earnings balance will be at least NIS 170 million at September 30, 2015. This assumption is based on market forecasts of the estimated net profits of Bezeq during the projected periods and on B Communications’ anticipated financing expenses and continued depreciation of its purchase price allocation ("PPA") costs. Deprecation of PPA costs are expected to decrease significantly from one year to the next because of the accelerated depreciation method that was adopted by B Communications at the time of its acquisition of the controlling interest in Bezeq.

B Communications does not have a dividend distribution policy. Nevertheless, the Company’s management assumes that there is a high probability that B Communications will distribute most of its retained earnings balance as a dividend, based, among other things, on B Communications’ December 2013 distribution of its retained earnings balance.

Accordingly, the Company’s management believes that B Communications will act in the same manner it did in 2013, and that it will distribute most of its retained earnings balance, as long as this balance meets the criteria for distributions under Israeli law and that B Communications will have the resources to service its debt for a period of at least 18 months. This assumption does not contradict the restrictions on distributing dividends under applicable law and other restrictions applicable to B Communications.

In accordance with the Company’s assumption concerning Norisha’s exercise of its option as noted in paragraph 5 above, the Company also assumed that its share in the dividend that will be distributed by B Communications will be approximately 65% of the total dividend amount, which represents the Company's projected ownership interest in B Communications after Norisha exercises its option.

(7)
The cash flows from the Company’s current operations include the administrative operating costs and costs derived from it being a publicly dual-listed Company traded on Nasdaq and on the Tel Aviv Stock Exchange.

(8)	The repayment of principal and interest are based on the repayment schedule for the Company’s outstanding debentures, in addition to an assumed annual 2% increase in the Consumer Price Index.

The Company has additional cash generating scenarios that for conservative reasons were not taken in to account in the projected cash flow detailed above. The following describes the Company's assumptions regarding these scenarios:

Note: Even if the above assumptions are not realized, the Company has additional avenues to finance its operations and meet its obligations.

A.
All of the Company's shares in B Communications are free and clear of any encumbrance. If necessary, the Company can sell some of these shares, and will still remain the controlling shareholder of B Communications. This assumption is supported by a similar transaction carried out in 2013, when shares in B Communications were sold to Norisha, as noted.

B.
The Company has financial flexibility and quick access to capital markets that enable it to raise funds within a short period of time. This is evident from the bond issuances that the Company completed in the past few years.

The Company’s board of directors reviewed the Company’s liabilities, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report; examined their scope and feasibility, as well as the timing of their receipt, and found that all such assumptions and the projections were reasonable and appropriate.

The Company’s board of directors examined the Company’s anticipated resources and liabilities, and considering the figures in the above cash flow report and management’s explanations of it, determined that the Company does not have a liquidity problem and that there is no reasonable doubt that for the duration of the projected period for which cash flow information has been provided that the Company will not meet its existing and anticipated liabilities when due.

Liquidity and Capital Resources of the Bezeq Group

As of December 31, 2013 the Bezeq Group had cash and cash equivalents and current investments of NIS 1.7 billion (approximately $502 million) compared to cash and cash equivalents and current investments of NIS 1.5 billion at December 31, 2012.

The Bezeq Group incurred consolidated capital expenditures of NIS 1.2 billion (approximately $354 million) for the year ended December 31, 2013, compared with NIS 1.5 billion for the year ended December 31, 2012. The capital expenditures in 2013 were primarily for the development of communications infrastructure in the amount of NIS 1.0 billion (approximately $300 million) and for investments in intangible assets and deferred expenses in the amount of NIS 186 million (approximately $54 million) compared with investments of NIS 1.3 billion for the development of communications infrastructure and of NIS 269 million for intangible assets and deferred expenses in 2012.

In the year ended December 31, 2013, the Bezeq Group repaid debt and paid interest of NIS 1.6 billion (approximately $453 million) compared with NIS 1.2 billion in the year ended December 31, 2012. In 2013, the Bezeq Group raised NIS 1.4 billion (approximately $393 million) of debt by means of loans and an issuance of debentures compared to total debt raised of NIS 650 million in 2012. In addition, the Bezeq Group paid dividends of NIS 2.8 billion (approximately $815 million) in 2013 compared to NIS 3.1 billion in 2012.

The Bezeq Group’s average debt (including current maturities) to financial institutions and debenture holders for the year ended December 31, 2013 was NIS 9.7 billion (approximately $2.8 billion). The average supplier credit for the year ended December 31, 2013 was NIS 680 million (approximately $196 million), the average short-term customer credit for the year ended December 31, 2013 was NIS 2.8 billion (approximately $815 million), and average long-term customer credit was NIS 807 million (approximately $232 million).

The Bezeq Group working capital surplus as of December 31, 2013 was NIS 1.5 billion (approximately $419 million) compared with a surplus of NIS 498 million on December 31, 2012. Bezeq (according to its separate financial statements) had a working capital surplus of NIS 248 million (approximately $71 million) as of December 31, 2013, compared with a deficit of NIS 783 million as of December 31, 2012. The transition from a working capital deficit to a surplus was primarily due to the completion of a dividend distribution not meeting the profit test.

The Board of Directors of Bezeq reviewed the company’s existing and projected resources and cash flows for the foreseeable future and its investment needs, as well as the sources of finance and the potential amounts that will be required by the Bezeq Group in the foreseeable future. On the basis of its review of all these factors, Bezeq’s Board of Directors concluded that the Bezeq Group can meet its existing cash needs and its needs for the foreseeable future from cash generated from its operations, by receipt of dividends from subsidiaries and by raising debt, from banking and non-banking sources, should it determine to do so.

Bezeq

The table below describes Bezeq’s long-term loans as of December 31, 2013:

Source of financing	Amount	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2013
	(NIS in millions)
Banks	1,981	Unlinked NIS	Variable, based on prime rate(1)	2.47%	2.49%	2.47%-3.22%
Banks	2,068	Unlinked NIS	Fixed	5.69%	5.75%	5.00%-6.85%
Non-bank	615	Unlinked NIS	Variable, based on annual STL rate(2)	2.25%	2.34%	2.25%-3.258%
Non-bank	1,729	Unlinked NIS	Fixed	5.92%	6.10%	5.70%-6.65%
Non-bank(3)	3,015	CPI-linked	Fixed	3.23%	3.3%	2.90%-5.95%

(1)	Prime interest rate as at March 2014 was 2.25%.

(2)	Based on Israeli government short-term loan rate (114) of 0.85% (calculated as the average last five trading days of November 2013 for the interest period that ended on March 1, 2014).

(3)	Not including debentures (Series 5) held by Bezeq Zahav Holdings, a wholly- owned subsidiary of Bezeq.

The Bezeq loans in the total principal amount of NIS 6.4 billion include a cross-default mechanism that under certain conditions allows immediate recall of the debt should a third party demand immediate repayment of debt owed due to a breach of contract.

Bezeq’s Outstanding Debentures

In May 2004, Bezeq issued NIS 600 million of Series 5 debentures of NIS 1 par value each, repayable in six equal annual installments on June 1 of each of the years 2011 to 2016, which bear 5.3% annual interest, linked (principal and interest) to the CPI in April 2004. The debentures were sold to institutional investors and to Bezeq Zahav Holdings, a wholly-owned subsidiary of Bezeq, whose entire activity is holding such debentures. An additional NIS 1.5 billion of Series 5 debentures were sold to Bezeq Zahav Holdings in 2004. On March 30, 2005, an additional NIS 287 million of Series 5 debentures was issued. As of December 31, 2013, NIS 931 million (approximately $268 million) of Series 5 debentures remained outstanding. Standard terms were established for immediate repayment of the debentures, including breach events, insolvency, dissolution procedures or receivership.

As of December 31, 2013, Bezeq had NIS 408 million (approximately $118 million) in non-publicly traded debentures outstanding. In addition, Bezeq created a negative pledge in favor of the debenture holders and in favor of a bank, subject to certain exceptions. The lenders have a right to call the debentures for immediate payment (i) if Bezeq does not repay the debentures, (ii) if there is a breach of terms of the debentures, (iii) if a significant attachment is imposed on Bezeq’s assets, (iv) if a receiver is appointed for Bezeq’s assets or a liquidation order is given against Bezeq, (v) if Bezeq ceases to run its business, or (vi) if the holder of another charge realizes the charge it has on the assets of Bezeq. In our opinion, Bezeq was in compliance with all of the aforementioned terms at December 31, 2013.

On July 3, 2011, Bezeq issued the following debentures (Series 6 to 8) pursuant to a shelf prospectus:

•
NIS 958,088,000 par value of debentures (Series 6), bearing fixed annual interest of 3.70%. The debentures are to be repaid in five equal, annual installments, payable every year on December 1, from 2018 through 2022 (inclusive). The first interest payment was made on December 1, 2011 and subsequently interest is payable twice a year on June 1 and December 1 every year through 2016. The principal of the debentures (Series 6) and their interest is linked to the CPI published in June 2011.

•
NIS 424,955,000 par value of debentures (Series 7), bearing variable interest at the short-term government loan yield per annum, or base interest, plus a margin of 1.40%. The debentures are to be repaid in five equal, annual installments, payable every year on December 1 from 2018 through 2022 (inclusive). The first interest payment was made on September 1, 2011 and subsequently interest is payable four times a year on March 1, June 1, September 1, and December 1, through 2022. The debentures (Series 7) are not linked to the CPI or to any currency.

•
NIS 1,329,363,000 par value of debentures (Series 8), bearing fixed annual interest of 5.70%. The debentures are to be repaid in three equal, annual installments, payable on June 1 every year from 2015 through 2017 (inclusive). The first interest payment was made on December 1, 2011 and subsequently interest will be paid twice a year on June 1 and December 1 every year through 2016. The last interest payment will be made on June 1, 2017. The debentures (Series 8) are not linked to the CPI or to any currency.

In May 2013, Bezeq issued additional Series 6 and Series 7 debentures to private investors in the aggregate amount of NIS 600 million and NIS 190 million par values, respectively.

In November 2013, Bezeq issued NIS 434,782,609 par value of debentures (Series 6) in consideration of NIS 500 million in a private placement to institutional investors.

As of December 31, 2013, Bezeq had NIS 5.5 billion (approximately $1.6 billion) of debentures outstanding.

Additional Bank Loans

Between May 12, 2011, and May 18, 2011, Bezeq entered into NIS 2 billion of loans with Israeli banks and with a financial institution. NIS 1.4 billion of this amount is long-term debt (with an average duration of 6.2 years), and NIS 600 million of this amount is short-term debt. Some of the debt was raised as part of the exercise of a letter of liability for the extension of long-term credit that Bezeq received from a bank on February 17, 2011. As a result, the available credit under this letter was reduced from NIS 1.5 billion to NIS 700 million. Subsequently, on August 2, 2011, Bezeq obtained a long-term NIS 600 million loan (average duration of 5.3 years) from a bank, to replace the short-term loan of the same amount mentioned above. Upon taking this loan, the letter of undertaking was cancelled.

Between October 29, 2012, and November 15, 2012, Bezeq raised NIS 650 million of NIS denominated debt having a term of 4.3 years that is unlinked to CPI.

In connection with this debt, Bezeq made the following commitments towards each of the entities that had extended the credit, or the financing entities:

•
An undertaking not to create any other liens on its assets (negative lien) under the same conditions as those of the negative lien given in favor of the banks, and subject to exceptions defined therein.

•
The financing documents include grounds for recalling the credit, including violations, insolvency, liquidation procedures, receivership or the like, as well as the right to demand immediate repayment if a third-party lender demanded immediate repayment of Bezeq’s debts towards it for an amount that is more than the defined amount.

•
Bezeq undertook that should it make a commitment towards any additional lending entity in connection with financial covenants, the financing entities may (under certain conditions) ask Bezeq to sign an identical undertaking towards them.

Bezeq’s Undertakings

In connection with its Series 6 to 8 debentures and bank loans totaling NIS 4.05 billion as at December 31, 2013 and NIS 400 million of debentures issued to financial institutions, Bezeq has undertaken the following:

•
Bezeq will not create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders and the lending banks (negative pledge). Bezeq may create additional pledges under certain circumstances, including liens that are created for the purchase or expansion of Bezeq’s assets and pledges of immaterial amounts.

•
Standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was provided to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq’s debts in an amount exceeding the amount determined.

In addition, for Bezeq's Debentures Series 6 to 8 and banks loans in the amount of NIS 1.95 billion as at December 31, 2013 (out of the total bank loans in the amount of NIS 4.05 billion), and for debentures issued to financial institutions in the amount of NIS 400 million, Bezeq has undertaken that if it makes an undertaking towards any entity in respect of compliance with financial covenants, it will also provide the same undertaking to these debenture holders and banks (subject to certain exceptions).

In addition, Bezeq has made an undertaking to holders of Debentures Series 6 to 8 to take steps so that, to the extent under its control, the debentures will be rated by at least one rating company, so long as there are debentures of the relevant series in circulation.

In the year ended December 31, 2013, Bezeq made NIS 1.4 billion (approximately $392 million) of principal and interest payments (including on its debentures).

Credit Rating

Bezeq is rated by two rating agencies. On February 21, 2013, S&P Maalot, an Israeli rating agency and the local affiliate of S&P, issued a ilAA rating with a stable outlook for Bezeq and its debentures (Series 5 to 8) and on July 23, 2012, Midroog Ltd. issued a Aa2 Stable rating for Bezeq’s debentures (Series 5 to 8).

Other Debt

Bezeq incurs debt from time to time to manage its cash flows and it may enter into new bank loans or issue private or public debt, or both.

As of December 31, 2013, the Bezeq Group companies have provided NIS 91 million of guarantees in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the U.S. dollar exchange rate) and bank guarantees totaling NIS 74 million to third parties. In addition, Bezeq has provided an additional NIS 20 million of guarantees on behalf of YES and an indirect subsidiary.

Pelephone

Pelephone’s operations are primarily financed out of its cash flow from operating activities and debt. It has long-term loans from banks, private (non-tradable) debentures, and loans received from Bezeq.

The average effective interest rate in 2013 for Pelephone’s loans is provided below:

Source of finance	Amount at Dec. 31, 2013	Currency or linkage	Average interest rate	Effective interest rate
	(NIS millions)
Banks	60	CPI-linked NIS	4.50%	4.55%
Non-bank	216	CPI-linked NIS	4.60%	4.65%
Loan from parent company	222	Fixed interest NIS	5.70%	5.70%

Undertakings towards banks

As part of its arrangements with the banks in Israel providing it with credit, Pelephone gave an irrevocable undertaking to those banks to comply with certain financial covenants, including:

•	Pelephone’s total debt will not exceed three times its equity.

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

•	Total debt (including guarantees and less cash and cash equivalents) should not exceed NIS 3.8 billion (linked to the CPI of January 2002). The amount of the debt will be reviewed once every quarter.

•	No fixed or floating charge can be imposed on Pelephone’s assets unless it obtains the banks’ prior written consent.

•	No security or charge on Pelephone’s assets or guarantee to secure credit can be provided for Pelephone’s shareholders or any third party, without the prior written consent of the banks.

•
No loans or credit can be provided for Pelephone’s shareholders, except for Bezeq, without the prior written consent of the banks, and provided that its debt to equity ratio does not exceed 2.5 times its equity.

•
In addition to these covenants, Pelephone undertook to insure that the cumulative amount of all its debts and liabilities towards a particular bank does not exceed at any time a sum equal to 40% of its total debt to financial entities, including debenture-holders.

Issuance of debentures

In 2004 and 2005, Pelephone issued three series of CPI-linked debentures in private placements to institutional investors, in the aggregate amount of NIS 1.1 billion par value. The debentures are not secured by a charge and the terms of the negative pledge and Pelephone’s financial covenants towards the banking system in Israel apply also to the debenture-holders. The deed of trust includes standard clauses for immediate repayment of the debentures, including in the event of insolvency proceedings. The amount of debentures outstanding at December 31, 2013, was NIS 216 million.

Bezeq International

Bezeq International has no outstanding debt other than to Bezeq.

YES

Bank financing

YES is party to a financing agreement with a consortium of banks dated May 23, 2001, which was restated in July 2012. According to the financing agreement, YES was provided with an on-going credit facility of NIS 170 million and a hedge facility of $10 million until the end of 2015.

The table below shows the average interest rates payable on YES’s loans:

	Source of financing	Amount at Dec. 31, 2013	Currency or linkage	Average interest rate	Effective interest rate
		(NIS millions)
Short-term loans	Banks	36	NIS	4.25%	4.33%
Long-term loans	Non-bank(1)	1,680	CPI-linked NIS	6.9%	7.02%
	Shareholder loans(2)	3,572	CPI-linked NIS	6.1%	6.2%

(1)	The non-bank credit, which is valid to December 31, 2013, consists of debentures.

(2)
Loans extended to YES by its shareholders are linked to the CPI and are divided into three types: A. Non-interest bearing loans; B. Loans bearing annual interest of 5.5%; C. Loans bearing annual interest of 11%.

Institutional financing

YES issued a debenture series in 2007 (YES Series A) to institutional investors, which was listed on the TACT Institutional in accordance with a deed of trust between YES and Hermetic Trust (1975) Ltd. YES issued a debenture series in 2010 (YES Series B) to institutional investors which were also listed on the TACT Institutional and expanded in 2011 and 2012, in accordance with a deed of trust between YES and Hermetic Trust (1975) Ltd. as part of the long-term bank credit to YES.

In July 2012, YES issued NIS 392 million of debentures to several institutional entities. On March 21, 2013 and on April 14, 2013, YES issued an additional NIS 73 million and NIS 26 million, respectively, of YES Series B debentures. Proceeds from the issuances were used to repay the long-term bank loans that YES had previously obtained from various banks.

The YES Series A and B debentures are each secured by a first ranking floating charge, unlimited in amount, on all of YES’s assets (aside from exceptions attributable to the provisions of the Israeli Communications Law) placed by YES in favor of the trustee of the relevant series, including a covenant that restricts the creation of additional charges (other than exceptions stipulated in the deed of trust), and a first ranking fixed charge, unlimited in amount, on the rights and assets of YES that were charged by it in favor of the banks, the trustee of the YES Series A and B debentures and the lenders of the debentures issued in 2012. The financing documents for the foregoing debt and the financing agreement with the banks include restrictions on change of control in YES and a requirement for a minimal holding of YES’s current shareholders, limitation on distribution of dividends and repayment of shareholders loans and other customary covenants and acceleration events.

On October 15, 2013, S&P Maalot issued a rating of ilA- for the additional debentures that will be issued by YES by means of a new issue of debentures and/or expansion of an existing series that would apply to the issuance of up to NIS 300 million par value. Subsequently, in October 2013, YES issued NIS 240 million of additional debentures (YES Series B) by expanding the series.

Cash Flows of our Company

The following table summarizes our cash flows on a consolidated basis for the periods presented:

	Year Ended December 31,
	2011	2012	2013

Net cash provided by operating activities	3,172	3,997	4,141
Net cash used investing activities	(2,075)	(1,160)	(1,033)
Net cash used in financing activities	(54)	(3,520)	(3,005)
Net increase (decrease) in cash and cash equivalents	1,043	(683)	103
Cash and cash equivalents at beginning of year	404	1,447	764
Cash and cash equivalents at end of year	1,447	764	867

Operating Activities

Consolidated cash provided by operating activities in the year ended December 31, 2013 amounted to NIS 4.1 billion (approximately $1.2  billion) compared to NIS 4.0 billion in 2012. The increase of NIS 144 million was primarily attributable to a reduction in working capital in the cellular communications segment (mainly due to lower sales volumes and trade receivables from terminal equipment) and the Domestic Fixed-Line Communications segment. The increase was partially offset by lower net profits.

Investing Activities

Consolidated cash used in investing activities in the year ended December 31, 2013 was NIS 1.0 billion (approximately $298 million) compared to NIS 1.2 billion in 2012. The decrease of NIS 127 million was primarily attributable to lower investments in developing communications infrastructures which decreased following the completion of the deployment of the NGN project and the completion of the JONAH submarine communications cable deployment.

Financing Activities

Consolidated cash used in financing activities in the year ended December 31, 2013 was NIS 3.0 billion (approximately $866 million) compared to NIS 3.5 billion in 2012. The decrease of NIS 515 million in cash used in financing activities was primarily attributable to an increase in the amount of NIS 882 million in proceeds from issuance of new debentures, the increase in the amount of NIS 172 million from transactions with non-controlling interest and the decrease in the amount of NIS 132 million in dividends paid to non-controlling interests during the 2013 compared to 2012. This increase was partially offset by the NIS 661 million increase in principal and interest payments in 2013 compared to 2012.

Bezeq Group’s Cash Flows

The following table summarizes the Bezeq Group’s consolidated cash flows for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(NIS in millions)
Net cash provided by operating activities	3,186	4,014	4,152
Net cash used in investing activities	(2,491)	(1,237)	(917)
Net cash provided by (used in) financing activities	292	(3,663)	(3,091)
Net increase (decrease) in cash and equivalents	987	(886)	144
Cash and cash equivalents as at the beginning of the period	365	1,352	466
Cash and cash equivalents as at the end of the period	1,352	466	610

Operating Activities

Consolidated cash flows operating activities for the year ended December 31, 2013 amounted to NIS 4.2 billion (approximately $1.2 billion) compared to NIS 4.0 billion for the year ended December 31, 2012, an increase of NIS 138 million ($40 million). The increase is primarily attributable to a reduction in working capital in the cellular communications segment (mainly due to lower sales volumes and trade receivables from terminal equipment) and the Domestic Fixed-Line Communications segment. The increase was partially offset by lower net profits.

Investing Activities

Net cash used in investing activities for the year ended December 31 2013 was NIS 917 million (approximately $264 million) compared to NIS 1.2 billion in the year ended December 31, 2012. Net cash used in investing activities during 2013 included NIS 1.0 billion (approximately $300 million) used in the development of communications infrastructure and NIS 186 million used in the acquisition of intangible assets and deferred expenses, compared to NIS 1.3 billion used in the development of communications infrastructure and NIS 269 million used in the acquisition of intangible assets and deferred expenses in 2012. The decrease of NIS 312 million in investments in developing communications infrastructures and acquisition of intangible assets and deferred expenses was primarily attributable to the completion of the deployment of the NGN project and the completion of the JONAH submarine communications cable deployment. In addition, NIS 42 million (approximately $12 million), net was invested in financial assets held for trade during 2013, compared to an investment of NIS 131 million, net in financial assets during 2012. In 2013, the Bezeq Group also recorded proceeds of NIS 312 million (approximately $90 million) from the sale of property, plant and equipment, as well as NIS 9 million (approximately $3 million) from the realization of assets and non-current loans, which included the proceeds from the sale of assets available for sale compared to proceeds of NIS 305 million from the sale of property, plant and equipment, as well as NIS 100 million from the realization of assets and non-current loans in 2012.

Financing Activities

Net cash used in financing activities by the Bezeq Group for the year ended December 31, 2013 was NIS 3.1 billion (approximately $891 million) compared to NIS 3.7 billion for the year ended December 31, 2012. The decrease of NIS 572 million in cash used in financing activities was primarily attributable to an increase in the amount of NIS 714 million in proceeds from issuance of new debentures and the decrease in the amount of NIS 241 million in dividends paid during the 2013 compared to 2012. This increase was partially offset by the NIS 389 million increase in principal and interest payments in 2013 compared to 2012.

Critical Accounting Policies

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

Consolidation of the financial statements and investments in associates

Business combinations. Business combinations are accounted for by applying the acquisition method. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Bezeq Group is exposed or has rights to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Bezeq Group and others are taking into account when assessing control.

Transactions eliminated on consolidation. Intra-group balances and income and expense arising from intra-group transactions are eliminated in the preparation of the consolidated financial statements.

Non-controlling interests. Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in capital reserve for transactions with non-controlling interests. The Bezeq Group elected to present the difference under capital reserve for transactions with non-controlling interests.

Associates (accounted for by the equity method). Associates are those entities in which the Bezeq Group has significant influence, but not control, over financial and operating policy. In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. When the Bezeq Group holds additional long-term interests in the associate (such as loans), which are a part of the Bezeq Group’s net investment in the associate, and when the Bezeq Group’s proportionate share in the additional interests is different from the Bezeq Group’s share in the equity of the associate, the Bezeq Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of the Bezeq Group's participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests ("the Levels Method"). If, subsequently, the Bezeq Group recognizes its share in the profits of the associate, the Bezeq Group will recognize its share in the profits up to the amount of the cumulative losses previously recognized.

Financial instruments

Non-derivative financial assets. Non-derivative financial assets include mainly investments in exchange traded notes, financial funds, ETFs, debt instruments, shares, trade and other receivables, and cash and cash equivalents. The Bezeq Group initially recognizes financial assets at the date that the Bezeq Group becomes a party to contractual provisions of the instrument, meaning the date that the Bezeq Group fulfills its obligations under the contract. Financial assets are derecognized when the contractual rights of the Bezeq Group to the cash flows from the asset expire, or the Bezeq Group transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Regular way sales of financial assets are recognized on the trade date, meaning on the date the Bezeq Group undertook to sell the asset.

Cash and cash equivalents. Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial assets at fair value through profit or loss. A financial asset is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, attributable transaction costs are recognized in the statement of income as incurred. These financial assets are measured at fair value and changes therein are recognized in the statement of income.

Available-for-sale financial assets. The Bezeq Group’s investments in shares (through a venture capital fund) are classified as available-for-sale financial assets. These investments are measured at fair value and changes therein, other than impairment losses, are recognized directly in other comprehensive income. At the date of derecognition of the investment, profits from realization of the investment and profits that were recognized in capital reserve, are recognized in profit or loss. The Bezeq Group elected to recognize profits or losses from disposal of available-for-sale financial assets under financing income or expenses.

Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, net of impairment losses.

Non-derivative financial liabilities. Non-derivative financial liabilities include debentures issued by the Bezeq Group, loans and borrowings from banks and other credit providers, and trade and other payables. The Bezeq Group initially recognizes debt instruments as they are incurred. Financial liabilities are initially recognized at fair value plus any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are derecognized when the obligation of the Bezeq Group, as specified in the agreement, expires or when it is discharged or canceled.

CPI-linked assets and liabilities that are not measured at fair value. The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

Offsetting financial instruments. Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when we or the Bezeq Group currently have a legal right to offset the amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Change in terms of debt instruments. An exchange of debt instruments having substantially different terms, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

Derivative financial instruments

Hedge accounting. The Bezeq Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI and exchange rate risks. Forward contracts are measured at fair value. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

Economic Hedges. The Bezeq Group holds other derivative financial instruments to economically hedge its exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value and attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

Property, plant and equipment

Recognition and measurement. Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located in cases where the Bezeq Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment. Spare parts, servicing equipment and stand-by equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16, and are otherwise classified as inventory. When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment. Gains or losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net under “other operating income” in the statement of income.

Subsequent expenditure. The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the replaced item will flow to the Bezeq Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

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

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Bezeq Group and intended to be exercised) and the expected life of the improvement.

Assets are depreciated based on the following annual percentages:

	Years	Principal depreciation rate (%)
NGN equipment	10	10
Transmission and power equipment	4-10	13
Network	12-25	6
Subscriber equipment and installations	3-6	25
Motor vehicles	6-7	16
Internet equipment	4	25
Office equipment	5-14	13
Electronic equipment, computers and internal communication systems	3-7	23
Cellular network	4-10	10
Buildings	25	5
Submarine communications cable	4-25	4

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

Non-current assets

Non-current assets which are expected to be realized by way of sale rather than ongoing use are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs.

Intangible assets

Goodwill and brand name. Goodwill and brand names that arise upon the acquisition of subsidiaries are included in intangible assets. Subsequent to initial recognition, goodwill and brand names are measured at cost less accumulated impairment losses. Goodwill and brand names are measured at least once a year to assess impairment.

Software development costs. Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially feasible; and the Bezeq Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred. Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

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

Rights to frequencies. Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income using the straight line method over the license term, which is 13 years and 7 months starting from the use of the frequencies.

Other intangible assets. Other intangible assets acquired by the Bezeq Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

Subsequent expenditure. Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures relating to generated goodwill and brands, are recognized in the statement of income as incurred.

Amortization. Amortization, except for goodwill, brand name and customer relationships, is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill and brand name are not systematically amortized but are tested for impairment at least once a year. Customer relationships are amortized according to the economic benefit expected from those customers each period, which results in accelerated amortization during the early years of the relationship.

Estimated useful lives for the current and comparative periods are as follows:

Type of Asset	Amortization Period
Development expenses	3-10 years
Other rights	2-13 years, depending on the useful life
Frequency usage right	Over the term of the license for about 14 years starting from the use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the program
Customer relationships	10 years

Leased assets

Leases, including leases of land from the Israel Land Administration, where the Bezeq Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. Other leases are classified as operating leases and the leased assets are not recognized in the Bezeq Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

Determining whether an arrangement contains a lease: At inception or upon reassessment of an arrangement, the Bezeq Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met: (1) The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and (2) The arrangement contains rights to use the asset. If, in accordance with these terms, the Bezeq Group determines that the agreement does not contain a lease, the agreement is accounted for as a service agreement and payments for the service are recognized in profit or loss on a straight line basis, over the service period.

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

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average method. The inventories of a subsidiary include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

Impairment

Non-derivative financial assets. The Bezeq Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed for impairment collectively, in groups that share similar credit risk characteristics. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

Non-financial assets. Timing of impairment testing: The carrying amounts of Bezeq Group’s non-financial assets, other than inventory and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. The Bezeq Group assesses the recoverable amount of goodwill and brand name once a year, or more frequently if there are indications of impairment.

Measurement of recoverable amount: The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

Determining cash-generating units: For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (“cash-generating unit”).

Allocation of goodwill to cash-generating units: For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination is allocated to cash-generating units that are expected to generate benefits from the synergies of the combination.

For purposes of goodwill impairment testing, when the non-controlling interests are initially measured according to their relative share of the acquiree’s net identifiable assets, the carrying amount of the goodwill is adjusted according to the share which the Group holds in the cash-generating unit to which the goodwill is allocated.

Investments in equity-accounted investees. An investment in an associate is tested for impairment when objective evidence indicates that there has been impairment. Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately.

Employee benefits

Post-employment benefits.  The Bezeq Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

Defined contribution plans: A defined contribution plan is a post-employment benefit plan under which the Bezeq Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Bezeq Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees.

Defined benefit plans:  The Bezeq Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on Israel Government debentures denominated in the same currency, that have maturity dates similar to the terms of Bezeq Group’s obligations. The calculation is performed annually by a qualified actuary. Net interest costs on a defined benefit plan are calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability. The Bezeq Group elected to recognize the interest costs that were recognized in the statement of income under financing expenses. Re-measurement of the net defined benefit liability comprises actuarial gains and losses and the return on plan assets (excluding interest). Re-measurements are recognized immediately directly in retained earnings through other comprehensive income. When the benefits of a plan are improved or reduced, the portion of the increased benefit relating to past service by employees or the gain or loss from the reduction are recognized immediately in the statement of income when the plan improvement or reduction occurs.

Other long-term employee benefits. Bezeq Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency, that have maturity dates approximating the terms of Bezeq Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

Benefits for early retirement and dismissal. Employment termination benefits are recognized as an expense when the Bezeq Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Bezeq Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Short-term benefits. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Bezeq Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on the date when the benefits are expected to be to be wholly settled. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

Share-based payments. The fair value on the grant date of options for Company shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is re-measured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized in the statement of income. The Bezeq Group elected to recognize the changes in fair value of the liabilities under salary expenses.

Provisions

A provision is recognized if, as a result of a past event, the Bezeq Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Legal claims. Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

•	More likely than not-more than 50% probability;

•	Possible-probability higher than unlikely and less than 50%; or

•	Remote-probability of 10% or less.

For claims which the Bezeq Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Bezeq Group, based, among other things, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Bezeq Group companies. There are also a few legal proceedings, received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Site dismantling and clearing costs. A provision in respect of an obligation to dismantle and clear sites is recognized for those rental agreements where the Bezeq Group has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary. The provisions are determined by discounting the expected future cash flows. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

Warranty. A Bezeq Group  subsidiary recognizes a provision for warranty in respect of first-year insurance for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include a warranty as a result of customer caused damage. However, an asset exists in respect of the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

C.	Research and Development, Patents and Licenses

We did not engage in any research and development during the last three fiscal years.

D.	Trend Information

From 2011 until 2013, Bezeq experienced a decline in revenues. Bezeq’s revenues decreased from NIS 11.4 billion for the year ended December 31, 2011 to NIS 10.3 billion  for the year ended December 31, 2012 and decreased further to NIS 9.6 billion (approximately $2.8 billion) for the year ended December 31, 2013. The decrease in revenues is primarily due to the reduction in revenues from the cellular telephony segment. The decrease in revenues in 2013 was primarily due to a NIS 659 million (approximately $190 million), or 14.7%, decrease in the revenues of the cellular communications segment , driven by continued increased competition in the cellular market in 2013. To a lesser extent, the decrease in revenues is also attributable to the NIS 152 million (approximately $44 million), or 3.3%, decrease in the revenues of the fixed-line segment. The decrease was partially offset by a NIS 93 million (approximately $27 million), or 6.9%, increase in the revenues of the international communications and Internet services segment.

Bezeq has disclosed that it expects that its net profit attributable to its shareholders in 2014 will be between NIS 1.6 billion and NIS 1.7 billion.  It also disclosed that in 2014 it expects that its EBITDA will amount to approximately NIS 4.0 billion and that its free cash flow (cash from current operations less cash for the purchase or sale of fixed assets and intangible assets, net) will exceed NIS 2.5 billion. In 2014, streamlining processes are expected to continue throughout the Bezeq Group to improve profitability.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our (including Bezeq’s) minimum contractual obligations and commercial commitments as of December 31, 2013 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (NIS in millions)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt obligations (including interest)	16,656	2,129	5,115	5,437	3,975
Operating lease obligations	833	245	367	142	79
Purchase obligations	190	190	-	-	-
Total	17,679	2,564	5,482	5,579	4,054

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Our Directors and Senior Management
Shaul Elovitch(1)	66	Chairman of the Board of Directors
Felix Cohen	60	Director
Yossef Elovitch	63	Director
Ronit Gottlieb (2) (3)	60	External Director
Orly Guy (2) (3)	54	External Director
Amikam Shorer	47	Director
Anat Winner(2) (3)	54	Director
Doron Turgeman	46	Chief Executive Officer
Ehud Yahalom	36	Principal Financial Officer

Bezeq Group’s Executive Management
Stella Handler	53	Chief Executive Officer of Bezeq
David Mizrahi	44	Chief Financial Officer of Bezeq
Gil Sharon	51	Chief Executive Officer of Pelephone
Isaac Benbenisti	49	Chief Executive Officer of Bezeq International
Ron Eilon	49	Chief Executive Officer of YES

(1)           Director of B Communications

(2)           Member of our Audit Committee.

(3)           Member of our Compensation Committee.

Mr. Shaul Elovitch, Mr. Felix Cohen, Mr. Amikam Shorer, Ms. Anat Winner and Mr. Yossef Elovitch will serve as directors until our 2014 annual general meeting of shareholders. Ms. Orly Guy and Ms. Ronit Gottlieb each serve as an external director pursuant to the provisions of the Israeli Companies Law for a third three-year term until August 2014 (see Item 6C. “Directors, Senior Management and Employees - Board Practices - External and Independent Directors - External Directors”). Mr. Shaul Elovitch and Mr. Yossef Elovitch are brothers. There are no other family relationships among our directors or executive officers.

Our Directors

Shaul Elovitch has served as the chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as the chairman of the board of directors of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch serves as the chairman of the board of directors of Bezeq and as a director and chairman of various companies of the Bezeq Group and the Eurocom Group. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd., Satlink Ltd., Eurocom cellular communications Ltd., Eurocom Digital Communications Ltd. and other various companies within the Eurocom Group.  Mr. Elovitch has served as chairman of the board of directors of B Communications since 2000. Mr. Elovitch is the brother of Mr. Yossef Elovitch, a director.

Felix Cohen was elected to serve as a director by our Board of Directors in February 2010.  Mr. Cohen has served as the Chief Financial Officer of the Eurocom Group since 1988, and also serves as a director and/or officer of various other companies within the Eurocom Group, including Enlight Renewable Energy Ltd., Space-Communications Ltd. and D.M Engineering (3000) Ltd. Mr. Cohen also serves as a director of Bezeq and other companies within the Bezeq Group.

Yossef Elovitch has served as a director since 1993.  Mr. Elovitch has served as director of Eurocom Communications since 1985. Mr. Elovitch serves as a director of various other companies in the Eurocom Group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

Ronit Gottlieb has served as an external director since July 2005 and is a member of our audit committee. Mrs. Gottlieb serves as a managing partner of R. Gottlieb and Co., a Tel Aviv office in commercial law, corporate law and real estate law. From 1984 to 1999, Mrs. Gottlieb was employed as an attorney at B.A. Gottlieb-Law Offices. Since 2008, Mrs. Gottlieb has served as an external director of Techno Ralco Ltd. and also as a member of their audit committee. Ms. Gottlieb holds an LL.B degree from Tel Aviv University and is a member of the Israeli Bar Association.

Orly Guy has served as an external director since July 2005 and is a member of our audit committee. Ms. Guy has served as a managing partner of Guy Bachar and Co, a Tel Aviv law firm specializing in civil-commercial law including litigation, capital market law and real estate law, since 1994.  Since 2000, Ms. Guy has served as a director of a pharmaceutics company, Intec Pharma Ltd. Ms. Guy also served as an external director in the following companies: Complex H. Alony Ltd., Mutual Insurance Fund of State Employees and in the Study Fund for Workers on Standard Scale. Ms. Guy holds an LL.B. degree from Tel Aviv University and is a member of the Israeli Bar Association.

Amikam Shorer was elected to serve as a director by our Board of Directors in February 2010.  Mr. Shorer has served as the vice chairman of Eurocom Communications since August 2011.  Prior to that and from 2005, Mr. Shorer has served as the Executive Vice President of the Eurocom Group. Mr. Shorer also serves as a director and/or officer of various other companies within the Eurocom Group, including, Satcom Systems Ltd. (as chairman of the board of directors), Gaya Com Ltd., Gilat Satcom Ltd., IP Planet Network Ltd. (as well as other companies within the Satcom group), Space Communication Ltd. ,Enlight Renewable Energy Ltd., Bezeq The Israel Telecommunication Corp, Ltd., Bezeq On Line Ltd., Bezeq Zahav (Holdings) Ltd., Bezeq International Ltd. and other companies within the Bezeq Group. Mr. Shorer holds an LL.B degree from Bar-Ilan University.

Anat Winner has served as a director of our company since August 2001 and is a member of our audit committee. She served as a director of B Communications between October 2007 and August 2013. Ms. Winner has been self employed as a business advisor since July 2003 and served as a director of Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and TASE from 2003 to 2010. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd.  From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

Doron Turgeman has served as our chief executive officer since October 2011 and previously had served as our deputy chief executive officer since October 2004 and as our chief financial officer since May 2001.  Mr. Turgeman also serves as the chief executive officer of B Communications and as the chief financial officer of Eurocom Communications Ltd. Previously, Mr. Turgeman served as B Communications’ chief financial officer and vice president of finance from February 2010 until October 2011 and served as a member of its board of directors from January 2008 to February 2010. During the last five years, Mr. Turgeman also served as an executive officer of several of our media and Internet companies, which have been sold. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

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

Bezeq Group’s Executive Management

Stella Handler was appointed as the chief executive officer of Bezeq on April 14, 2013. Ms. Handler has held several senior positions in Israel’s communications sector, among them as chairperson of HOT from May 2011 until January 2013 and chief executive officer of our company (then known as 012 Golden Lines) from 2003 until January 2010. Ms. Handler holds B.A. and M.A. degrees in Economics as well as an M.B.A. from the Hebrew University of Jerusalem.

David Mizrahi has served as Bezeq’s deputy chief executive officer and chief financial officer since January 2013. Previously, from 2007 until December 2012, Mr. Mizrahi served as Vice President, Economics and Budgets of Bezeq. Mr. Mizrahi holds a B.A. degree in Economics from the Hebrew University of Jerusalem.

Gil Sharon has served as the chief executive officer of Pelephone since October 2005. From 2002 to 2005, Mr. Sharon was deputy chief executive officer and chief marketing officer of Pelephone. Prior to that, from 1998 to 2001 he served as the deputy chief executive officer of Barak 013 Ltd. Mr. Sharon holds a B.A. degree in Economics and Business Administration from the Hebrew University of Jerusalem and an M.B.A. degree from Tel-Aviv University.

Isaac Benbenisti has served as the chief executive officer of Bezeq International since November 2007. He served as the deputy chief executive officer of Bezeq International from May 2007 to November 2007. Prior to that, from 2003 to 2006, he served as the director and general manager of the Personal System Group & Business Partners Division at Hewlett-Packard Israel. Mr. Benbenisti holds a B.A. degree in Economics and an M.B.A. from the Hebrew University of Jerusalem. On February 10, 2014, Mr. Benbenisti gave notice that he will be resigning from his position as chief executive officer of Bezeq International effective as of August 11, 2014.

Ron Eilon has served as the chief executive officer of YES since August 2006. Mr. Eilon served as chief financial officer of Bezeq from 2003 to 2005, and as deputy chief executive officer of Bezeq from 2005 to 2006. From 1999 until 2002, he was the chief financial officer of Mirs. Mr. Eilon holds a B.A. in Economics and an M.B.A. degree from the Hebrew University of Jerusalem.

B.	Compensation

We have two executive officers, Doron Turgeman, our chief executive officer and Ehud Yahalom, our principal financial officer, and seven directors. Other than such officers, we have three additional employees who are engaged in management, financial and administrative activities. The aggregate direct compensation we paid to our directors and executive officers as a group (9 persons) for the year ended December 31, 2013 was NIS 1 million (approximately $0.3 million). This amount includes directors compensation and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2013, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.

We have entered into an arrangement with Eurocom Communications, and B Communications according to which Mr. Turgeman will provide management services to us, B Communications and Eurocom Communications. Each of Eurocom Communications, us and B Communications will bear 33% of Mr. Turgeman’s management services costs.

Mr. Turgeman has the following employment terms, which costs are paid by the three companies:

•
An annual bonus of up to two months’ salary, according to a bonus plan with milestones which are   effective for three years (2013-2015).  Mr. Turgeman’s eligibility to receive the bonus under such three year plan is determined by pre-defined objectives, which the compensation committee believes to be aggressive and challenging and best reflect Mr. Turgeman’s performance. The pre-defined objectives are structured by the compensation committee to capture Mr. Turgeman’s long term achievements and to reflect actions that require continued efforts over  a significant time frame.

•	A monthly fixed salary of NIS 44,207 plus VAT (linked to the Israeli consumer price index).

•	An additional payment of NIS 8,841 for each month in 2013 in which he received a lower monthly fixed salary.

•	A retention bonus of up to NIS 1 million.

During the year ended December 31, 2013, we paid to each of our external directors, as well as to our independent director, annual fees of NIS 80,000 (approximately $23,000) and a per meeting attendance fee of NIS 3,000 ($1,000).  Such fees are paid based on the fees set forth in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors. All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors and audit committee attended.

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

Pursuant to our articles of association, our board of directors is divided into three classes (other than external directors).Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the external directors as detailed below) may be reelected upon completion of their term of office. Our board of directors may appoint additional directors to temporarily fill any vacancies in the board of directors, provided that the total number of directors will not exceed nine and that if the total number of directors decreases below six, the board of directors may only act in emergency situations, or to fill the minimum number of vacancies, or to call a general meeting of shareholders, so that following such meeting there will be at least six directors in office.

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

External and Independent Directors

External Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two external directors. The external directors must meet certain statutory requirements of independence.

At least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The external directors are elected for their first term of office by shareholders at a general meeting, provided that either:

•
The majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the external director; or

•
The majority of shares voting on the matter (not including abstentions) vote in favor of the external director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) that voted against the election of the external director does not exceed 2% of all of the voting rights in the company.

In general, external directors serve for a three-year term and may be reelected to two additional three-year terms if one of the following conditions is met:

•
One or more shareholders holding at least 1% of the voting rights in the company nominated the external director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the external director as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or

•
The board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an external director for a first term of office, as described above.

External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new external director.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director, and the audit committee and compensation committee must include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Ms. Orly Guy and Ms. Ronit Gottlieb each serve as an external director pursuant to the provisions of the Israeli Companies Law for a third three-year term until August 2014. Ms. Guy has “accounting and financial expertise,” and Ms. Gottlieb has “professional qualification,” as such terms are defined under the Israeli Companies Law.

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

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an external director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years.

Our board of directors has determined that each of Ms. Guy and Ms. Gottlieb (both external directors under Israeli law) and Ms. Anat Winner qualifies as an independent director under the requirements of the SEC, NASDAQ and Israeli law.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the external directors and must have a majority of independent directors, as such terms are defined in the Israeli Companies Law. The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company or by a company controlled by the controlling shareholder or any director who provides services on a regular basis to the company or the controlling shareholder or a company controlled by a controlling shareholder, or a director that is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Law and Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010 as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The role of our audit committee also includes the determination of whether certain related party transactions are regarded as material, extraordinary, or insignificant, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

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

Compensation Committee

Our Board of Directors has established a Compensation Committee consisting of our three external directors (within the meaning of the Israeli Companies Law) who are also the members of our audit committee. The three members satisfy the “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Pursuant to a recent amendment to the Israeli Companies Law (the “Compensation Amendment”), which became effective on December 12, 2012, a compensation committee must be comprised of no fewer than three members and must include all of the external directors, whom must also constitute a majority of its members. All other members of the compensation committee must be directors who receive compensation that is in compliance with regulations promulgated under the Israeli Companies Law. In addition, the chairperson of the compensation committee must be an external director. Directors who are not qualified to serve on the audit committee may not serve on the compensation committee.

Under the Compensation Amendment, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy applicable to the company’s office holders and any extensions thereto. The compensation policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Israeli Companies Law; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the compensation policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Pursuant to the Compensation Amendment, our Compensation Committee adopted a compensation policy and will be required to approve our compensation policies at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our Compensation Committee, and by our shareholders by a special majority in accordance with the Compensation Amendment.

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

On December 31, 2013, we had five employees who also provided services to B Communications. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good. We have entered into an arrangement with B Communications according to which our employees will provide services to both companies and each company will pay 50% of their compensation. We entered into a similar arrangement with B Communications and Eurocom Communications with respect to the management services supplied by Mr. Doron Turgeman to the three companies.

As of December 31, 2013, the Bezeq Group employed 13,763 persons, of whom 6,576 persons were employed by Bezeq, 2,952 persons were employed (or otherwise retained) by Pelephone, 1,989 persons were employed by Bezeq International and 2,246 persons were employed by YES.

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

As of April 28, 2014, none of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors, who is deemed to beneficially own 15,164,929 or 78.97% of our ordinary shares as of such date through his controlling interest in Eurocom Communications and Mr. Doron Turgeman, our Chief Executive Officer, who owns 800 of our ordinary shares. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications. In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 26,893 ordinary shares held of record by Mrs. Shaul Elovitch. In addition, 8,300 ordinary shares are held by other family members of Mr. Elovitch.

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

The following table sets forth certain information as of April 28, 2014, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

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

(2)	The percentages shown are based on 19,203,186 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of April 28, 2014.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 24, 2014, there were 22 holders of record of our ordinary shares, of which 19 record holders holding approximately 34% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 33.9% of our outstanding ordinary shares as of such date).  We believe that we have approximately 1,300 beneficial holders in the United States at such date.

B.	Related Party Transactions

We receive and provide various services and products to and from related parties at market rates and in the ordinary course of business. Other than the transactions described below, none of our related party transactions are material to us or to our related parties. If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms. Any of such transaction is subject to the approval of our audit committee and our board of directors (and in some circumstances, our shareholders). In addition, generally we will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

In the ordinary course of business, some of our subsidiaries and affiliates engage in business activities with each other. Such business activities are primarily among Bezeq, other Bezeq Group companies and other Eurocom Group companies, such as Eurocom Digital, Eurocom Cellular, Spacecom, Satcom and Satlink, and to a lesser extent other affiliated companies. Such business activities primarily relate to the provision, purchase or sale of communications and digital services and products, including the provision of satellite or broadcasting services, cellular and electronic products and equipment, and Internet and telephony services. The transactions among these related parties are made at prices and on terms equivalent to those charged in transactions with unrelated parties under similar conditions.

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

Registration Rights Agreement with Eurocom Communications

In July 1999, we entered into a registration rights agreement with Euronet Communications (which was subsequently assigned to Eurocom Communications) and our other than existing shareholders granting them the right to register their ordinary shares under the U.S. Securities Act. The registration rights include unlimited rights to request that their shares be included in any underwritten public offering of our ordinary shares (excluding any registration of employees’ shares on Form S-8 or a similar form).Additionally, as of February 4, 2000, the holders of a majority of such shares are entitled to demand, up to three times in aggregate, that we register their shares. As of August 4, 2000, the holders of a majority of these shares are also entitled to request that we effect a registration of their shares on a shelf registration statement once in any 12-month period, up to three times in aggregate. All expenses incurred in connection with such registrations, other than underwriters’ and brokers’ discounts and commissions, will be payable by us.

Execution Services Agreement with Eurocom Capital Finance Ltd.

In November 2007, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides us with various financial services. Under the agreement, Eurocom Capital handles the execution of investments in our capital, pursuant to direct instructions from our chief executive officer. In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. Eurocom Capital has agreed to act to preserve our financial resources according to a policy that will be set by our management and approved by the board of directors. We paid Eurocom Capital NIS 620,000, NIS 553,000 and NIS 345,000 ($99,400)  for the years ended December 31, 2011, 2012 and 2013, respectively.

Agreements with B Communications

Intercompany Agreement

In February 2008, B Communications entered into an execution services agreement with Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our board of directors, under which Eurocom Capital provides B Communications with various financial services. Under the agreement, Eurocom Capital handles the execution of the financial investments of B Communications pursuant to direct instructions from our chief financial officer, which is based on a policy that was established by its management and approved by the board of directors of B Communications. In consideration for these services, B Communications agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. B Communications paid Eurocom Capital aggregate fees of NIS 620,000, NIS 403,000 and NIS 513,000 (approximately $148,000) for its services in 2011, 2012 and 2013, respectively.

Registration Rights Agreement with B Communications

We and B Communications have entered into a registration rights agreement under which B Communications has granted us the right to register the ordinary shares of B Communications that we hold under the U.S. Securities Act. Under the registration rights agreement, we have “demand” registration rights that allow us, at any time after one year following the initial public offering in the United States of B Communications, to request to register under the U.S. Securities Act, some or all of the ordinary shares of B Communications that we own. We are entitled to an aggregate of five demand registrations. B Communications is not required to effect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least $7.5 million. B Communications is also not required to effect more than one demand registration during the first 12 months following its initial public offering in the United States or more than one demand registration during any 12-month period thereafter. B Communications is not obligated to grant a request for a demand registration within 90 days of any other demand registration. We also have “piggyback” registration rights that allow us to include the ordinary shares of B Communications that we own in any public offering of equity securities initiated by B Communications (other than public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). The “piggyback” registration rights are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering. B Communications has also granted us the right to request a shelf registration on Form F-3, provided that it shall be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis, but for no longer than one year without the consent of the audit committee of B Communications.

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

Chief Executive Officer Employment Agreement

We have entered into an arrangement with Eurocom Communications, and B Communications according to which Mr. Turgeman provides management services to us, B Communications and Eurocom Communications. In consideration for such services, each of Eurocom Communications, B Communications and us will bear 33% of Mr. Turgeman’s services costs.

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

Bezeq Group Interested Party Guidelines

In March 2011, Bezeq’s board of directors adopted guidelines and regulations to classify a transaction by Bezeq, any of its subsidiaries or affiliates of Bezeq with an interested party as an “insignificant transaction,” which is not an “extraordinary transaction,” as set out in the Israeli Securities Regulations (Annual Financial Statements), 2010. These guidelines and regulations are used to examine the scope of disclosure in periodic reports, prospectuses (including shelf offering reports) and immediate reports regarding a transaction of Bezeq, a company under its control and a subsidiary or affiliate of Bezeq with a controlling shareholder or in which the controlling shareholder has a personal interest.

From time to time, Bezeq and its subsidiaries or affiliates enter into “insignificant transactions,” which are not extraordinary transactions, with an interested party in Bezeq or with related parties, including transactions for the sale or purchase of products and services, such as communication products and services, including fixed-line and cellular telephony handsets, software development products and services, maintenance services, voice-mail service agreements, rental transactions of real estate properties and advertising services.

In the absence of special, qualitative considerations under the specific circumstances, a transaction that is in Bezeq’s regular course of business, is carried out in accordance with market conditions and has no material effect on the Bezeq Group, is deemed “insignificant” if all the following parameters exist:

•	The amount of the transaction does not exceed NIS 10 million;

•	Bezeq is not required to issue an immediate report for the transaction under applicable law; and

•	The transaction does not involve employment terms (within the meaning of the Israeli Companies Law) of an interested party or any relative thereof.

According to the Israeli Companies Law, Bezeq’s audit committee will review the parameters set out above and the need to update them on a yearly basis, prior to the publication of Bezeq’s reports. Bezeq’s board of directors may, from time to time and at its discretion, amend the parameters for an “insignificant transaction.” In general, each transaction is tested separately for “insignificance.” Nevertheless, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for “insignificance,” provided the scope of the transaction does not exceed NIS 10 million. In 2010, 2011 and 2012, the Bezeq Group entered into “insignificant transactions” with related parties of Bezeq Group or entities in which its controlling shareholder has a personal interest as described above.

In accordance with a recent amendment to the Israeli Companies Law, Bezeq’s audit committee has determined that transactions of Bezeq or its subsidiaries (including YES) with Bezeq’s controlling shareholders or in which Bezeq’s controlling shareholders have a personal interest, must be approved following a competitive process, which includes approaching three competitors that provide a similar service or product (subject to certain exceptions). The audit committee has determined standards for conducting such competitive process and certain types of transactions for which a different approval procedure shall apply.

Bezeq Group Transactions Deemed to be Significant

Agreements to Purchase Satellite Terminal Equipment

In July 2010, the shareholders of Bezeq (following approval by its audit committee and board of directors) approved Bezeq’s vote at the general meeting of YES in favor of the agreement among YES, ADB and Eurocom Digital for the purchase of 47,500 yes MaxHD set-top boxes at a cost of $9,796,400 and to obtain U.S. dollar supplier’s credit for a further period of 60 days from Eurocom Digital with respect to the purchase of the set-top boxes.

In April 2011, the shareholders of Bezeq (following approval of its audit committee and board of directors) approved Bezeq’s vote at the general meeting of YES in favor of YES’s engagement with ADB and Eurocom in the following transactions: (a) the acquisition of yes MaxHD set-top boxes, based on the existing framework agreement, and the upgrade (partial or full, at the discretion of YES) of the hard-drives of the set-top boxes, at a total cost of $10.3 million; (b) the receipt of dollar credit from Eurocom Digital for an additional 60 days for the purchase of the set-top boxes (for which YES will pay interest at a rate of 1% or 6% in nominal annual terms). The average amount of the credit is estimated as NIS 11 million and payment of the annual interest is estimated as NIS 578,000; (c) the purchase of power supply packs for yes MaxHD set-top boxes from Eurocom and ADB, for the period through May 31, 2012, at a total cost of $131,000.

In August 2011, the shareholders of Bezeq (following approval of its audit committee and board of directors) approved Bezeq’s vote at the general meeting of YES in favor of YES placing a supplemental order for yes MaxHD set-top boxes from Eurocom Digital and ADB, based on the existing framework agreement, and to upgrade (at the discretion of YES) the hard drives of the set-top boxes at an overall cost of $20.7 million. Bezeq’s shareholders also approved Bezeq voting in favor of YES’s receipt of supplier’s credit from Eurocom Digital for an additional period of 60 days for the purchase of the set-top boxes (for which YES will pay interest at a rate of 1% or 6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 12 million and payment of the annual interest is estimated as NIS 724,000.

In March 2012, Bezeq’s board of directors also approved an order of power supply packs for yes MaxHD from Eurocom Digital and ADB, for a period until December 31, 2012, at a total cost of $130,000. In March 2012, the shareholders of Bezeq approved Bezeq’s vote at the general meeting of YES in favor of the amendment to YES’s engagement with Eurocom Digital and ADB, approving the purchase of approximately 50% of the original quantity approved. The maximum overall increase of cost to the original engagement (due to the increase in hard drive prices) will be up to $1,953,000.

In April 2012, Bezeq’s shareholders approved Bezeq’s vote at the general meeting of YES, in favor of YES engaging with Eurocom Digital and ADB in the following transactions: (1) the acquisition of power supply packs for yes MaxHD set-top boxes from Eurocom Digital and ADB, for the period through December 31, 2012 at an overall cost of up to $131,000; (2) the acquisition of yes MaxTotal3 set-top boxes from Eurocom Digital and ADB, under the existing framework agreement, at a total price of $9.8 million, for the period through to December 31, 2014; and (3) to obtain supplier credit in dollars for an additional period of 60 days from Eurocom Digital, with regard to the foregoing acquisition of set-top boxes. In October 2013 and November 2013, Bezeq’s audit committee and board of directors approved, respectively, an extension of the transaction for the acquisition of yes MaxTotal3 set-top boxes from Eurocom Digital and ADB until December 31, 2016. In January 2013, Bezeq’s shareholders approved the extension, as well as Bezeq’s vote at the general meeting of YES in favor of YES’s engagement with Eurocom Digital and ADB for the delivery of power supply packs at a cost of up to $78,600.

In July 2012, Bezeq’s shareholders approved Bezeq’s vote at the general meeting of YES, in favor of YES engaging with Eurocom Digital and ADB in the following transactions: (1) an amendment to YES’s agreement with Eurocom Digital and ADB, with regard to some of the set-top boxes (approximately 42% of the original quantity approved), the maximum overall increase in cost for the original engagement (due to the rise in hard drive prices) will be up to $1,336,940 and with regard to 16% of the original quantity approved, to approve extending the delivery date until September 30, 2013; and (2) the acquisition by YES of yes MaxTotal set-top boxes from Eurocom Digital and ADB, under the existing framework agreement, at a total price of $20.7 million, for the period through to March 31, 2014. Furthermore, should the global hard disk market require a further price increase, an additional cost was approved for the foregoing acquisition of up to $3.245 million; and (3) to obtain supplier credit in dollars for an additional period of 60 days to the period set in the framework agreement, from Eurocom Digital, with regard to the foregoing acquisition of set-top boxes.

In 2012, YES acquired yes MaxHD set-top boxes from Eurocom Digital and from ADB, based on the framework agreement, and upgraded hard-drives for the set-top boxes at a total cost of $10.3 million. In 2011, YES acquired yes MaxHD set-top boxes from Eurocom Digital and from ADB, based on the existing framework, at an overall cost of $30.5 million.

In January 2014, Bezeq’s shareholders approved the purchase of additional yes MaxHD set-top boxes by YES from Eurocom Digital and ADB, for a total cost of $14.9 million.

Debt Arrangements between Bezeq, Bezeq International and YES

In September 2012, Bezeq’s shareholders approved Bezeq’s vote at the general shareholders meeting of YES in favor of the engagement between Bezeq and Bezeq International with YES in the following transactions:

•
Debt arrangement between Bezeq and YES.  Bezeq’s engagement in a new debt arrangement agreement according to which all the payments under earlier debt arrangements, which were due to be paid as of August 1, 2012 through to June 10, 2013, will be postponed, each for a period of 18 months from their expected repayment date, and during this period each installment will bear interest of prime + 4%, with the addition of VAT as required by law (in addition to interest under prior debt agreements) in the total principal amount of NIS 26,663,027.

•
Debt arrangement between Bezeq International and YES.  An agreement with regard to a new debt arrangement according to which the payments under earlier debt arrangements, which were due as of August 1, 2012 through December 31, 2013, will be deferred for a period of 18 months from the expected repayment date, and during this period, each installment will bear interest of prime + 4%, with the addition of VAT as required by law (in addition to interest under prior debt agreements) in the total principal amount of NIS 5,928,750.

Agreement (Extension and Amendment) to acquire Nokia and ZTE products

In October 2012, Bezeq’s shareholders approved Bezeq’s vote at the general meeting of Pelephone in favor of amending Pelephone’s engagement with Eurocom Cellular, which was previously approved by the shareholders in June 2010. The agreement relates to Eurocom Cellular’s sale and supply of Nokia products to Pelephone. Under the amendment, this engagement will be expanded to also include products manufactured by the Chinese electronics company, ZTE, whose cellular terminal equipment is marketed in Israel through its official representative, Eurocom Communications. The period of the engagement will be extended by three years from the date of the termination of the existing agreement period (i.e., until December 31, 2015). The annual volume of purchases under the engagement may not exceed the NIS 300 million (before VAT) per calendar year.

Agreement for Acquisition of Satellite Broadcast Space Segments

YES has entered into a series of agreements with Spacecom, a company controlled by Eurocom Holdings and Eurocom Communications, for the use of space segments owned by Spacecom of the Amos 2 and Amos 3 satellites. YES paid Spacecom NIS 108 million and NIS 100 million in lease fees in 2012 and 2011, respectively. In May 2013, YES approved an amendment to the agreement with Spacecom, extending the leases for space segments on the Amos 2, Amos 3 and Amos 6 satellites or another satellite to be agreed between the parties, until the end of 2028, for an aggregate consideration of $227.0 million for the entire period. YES and Spacecom entered into the amended agreement in November 2013.

Amendment of Letters of Indemnification for Directors and Officers who are Controlling Shareholders or their Relatives

In October 2011, Bezeq’s shareholders approved (subsequent to approval by Bezeq’s audit committee and board of directors) amendments to the indemnification letter granted to current office holders who are not controlling shareholders of Bezeq and their relatives and to the indemnification letter granted to current directors and office holders who are controlling shareholders of Bezeq or their relatives, following amendments to the Israeli Securities Law relating to administrative enforcement proceedings. Under the amended indemnification letters, Bezeq has agreed to indemnify the office holders for payments made by the officer or director to injured parties for certain infringements of the Israeli Securities Law or for expenses incurred by the officer or director in connection with certain administrative proceedings under the Israeli Securities Law, including reasonable litigation expenses and legal fees.

In December 2011, our shareholders approved (subsequent to approval by our audit committee and our board of directors) a similar amendment to the letters of indemnification of our officers and directors.

Directors’ and Officers’ Liability Insurance Policy

In April 2011, Bezeq’s shareholders approved (subsequent to approval by Bezeq’s audit committee and board of directors) a framework transaction for a period of three years from April 14, 2011 through to April 13, 2014, for Bezeq’s engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers, as may be elected or appointed from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in Bezeq, and all by way of a framework transaction as defined in the Israeli Companies Regulations (Reliefs in Transactions with an Interested Party), 2000. Bezeq may acquire a policy with a liability limit of $100 million per claim and in total for each insurance year, and up to $20 million per claim and in total for the insurance period for legal expenses in Israel only. The cumulative liability limit for Bezeq’s subsidiaries is half of the above liability limit. The annual premium that Bezeq may pay will not exceed $185,000 with the addition of up to 20% of this amount. Bezeq will be permitted to acquire insurance with liability limit exceeding $100 million provided that the annual premium that it will pay will not exceed $185,000 with the addition of up to 20% of this amount. Any purchase of a new insurance policy in the future must be approved by Bezeq’s audit committee and board of directors, which will determine whether it complies with the terms of the framework transaction.

In March 2013, Bezeq’s board of directors, subsequent to approval by its audit committee and compensation committee and after determining that it complies with the terms of the above framework transaction, approved Bezeq obtaining a directors’ and officers’ liability insurance policy for one year from April 14, 2013 through April 13, 2014. Bezeq is authorized to pay an annual premium of up to $210,000. The liability limit is $100 million per claim and in total for each insurance year, and $20 million per claim and in total for the insurance period for legal expenses in Israel only. The agreement was approved, including with regard to directors who are controlling shareholders or their relatives, in accordance with the applicable requirements under the Israeli Companies Law.

Issuance of Debt by YES

Historically, Bezeq’s board of directors (subsequent to approval by its audit committee) has approved Bezeq’s vote at the general meeting of shareholders of YES with respect to the issuance of debt by YES.

Management and Consultation Services

In June 2013, the shareholders of Bezeq approved (following the approval by its audit committee and board of directors) an amended management and consultation services agreement, under which Eurocom Communications will provide Bezeq with ongoing management and consultation services. In addition, Mr. Shaul Elovitch will provide active chairman services to Bezeq and its subsidiaries for an annual fee of NIS 5.524 million over a three-year term commencing on June 1, 2013 and ending on May 31, 2016. The agreement is subject to termination by either party upon three months’ prior notice. The annual compensation amount includes payment for general directors’ fees with respect to the directors’ services on behalf of Eurocom Communications provided to the boards of directors of Bezeq and its subsidiaries. The primary consultation services provided on behalf of Eurocom Communications relate to Bezeq’s operations, including strategy, business development, finance, regulation and real estate, and such other consultation services that Bezeq requires as a communications company and as a group of companies, and ongoing management services.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.                       FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, beginning of page F-1 and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

The Bezeq Group is involved in certain legal and regulatory actions, all of which have arisen in the ordinary course of business, except for the matters described in the following paragraphs. We believe that the ultimate resolution of such matters is unlikely to have a material adverse effect on the Bezeq Group’s consolidated results of operations and/or financial condition, except as described below.

Bezeq makes provisions in its consolidated financial statements for certain of the legal proceedings to which it or other Bezeq Group companies is a party. These provisions are aggregated into groups based on the type of activity and claim. As of December 31, 2013, Bezeq has made an aggregate provision of NIS 113 million (approximately $33 million) for its pending litigation and the additional exposure as at December 31, 2013 for claims filed against the Bezeq Group companies on various matters which are unlikely to be realized, which amounts to NIS 6.8 billion (approximately $2.0 billion). There is also an additional exposure of NIS 2.2 billion (approximately $634 million) for claims, the outcomes of which cannot yet be assessed. All amounts are linked to the CPI and are stated net of interest. The foregoing amounts do not include additional potential exposure that Bezeq may have attributable to pending motions to certify lawsuits as class actions that do not state the amount claimed if the motion is approved. Since December 31, 2013, additional claims in the amount of NIS 41 million (approximately $12 million) were filed against the Bezeq Group and claims in the amount of NIS 415 million (approximately $120 million) were dismissed.

Our reporting policy is based on Bezeq’s reporting policy, which is based on considerations of quality and of amount. Bezeq has determined that the minimum reportable amount deemed to be material would be events affecting net profit by 5% or more of Bezeq’s ongoing operations according to its latest annual consolidated financial statements. Accordingly, this section describes (i) pending legal proceedings involving NIS 120 million or more, which meet the 5% of pretax profit standard according to the Bezeq financial results for the year ended December 31, 2013, (ii) legal proceedings in which the amount claimed is not stated in the statement of claim (except for claims that on their face do not reach the above amount), or (iii) claims that Bezeq believes have other aspects and/or implications beyond their monetary amount. The claims described below are updated in accordance with the updates we receive from the Bezeq Group companies and the public filings of Bezeq with respect to such claims.

On September 2, 2007, a claim was filed with the Tel Aviv District Court together with a motion to certify it as a class action against several corporations operating eCommerce sites, including Goldmind’s P1000 website (which was already sold), which was ours at the time, as well as against several suppliers. The petitioners claimed that these sites have deceived and defrauded participants in online auctions by unrightfully preventing them from wining products that the sites determined as “under-priced.” The plaintiffs also claimed that this practice was carried out through the use of fictitious bidders during the auction process. On June 1, 2011, the Court rejected the motion to certify the claim as a class action against all respondents, as it ruled, among other things, that the plaintiffs did not prove any of the pre-conditions for the certification of a class action according to the Israeli law. The Court further ruled that plaintiffs shall pay the respondents costs totaling approximately NIS 900,000. On July 17, 2011, the plaintiffs appealed the decision to the Supreme Court.

On July, 2012 and on December 2013, the Supreme Court held additional hearings, in which the judges tried to convince the parties to reach an agreement ending the proceedings. Since no agreement was achieved, the Supreme Court is expected to render it's judgment in the appeal.

Bezeq

Four claims were filed by various plaintiffs in the years 2003 to 2005 against Bezeq, the Broadcasting Authority and the State of Israel for compensation for physical injury and damage to property, allegedly caused by radiation from the Hillel broadcasting station, the use of which was discontinued in December 2003. Three of the claims (one for NIS 46 million, another for more than NIS 15 million and the third with no estimated amount) were for damage to person and were heard in the Central District Court. The plaintiffs in these three claims filed an application for consolidation of the hearings of the claims, but the Court first ordered a stay of proceedings before dismissing the plaintiffs’ application to resume proceedings in November 2012, stating the need to file a new claim. Subsequently, in December 2012, a new lawsuit was filed in the Central District Court against the State of Israel, the Broadcasting Authority, and Bezeq, based on the three aforementioned claims for alleged damage to 31 persons, 27 of which were directed against Bezeq individually. The fourth claim is being heard in the Tel Aviv District Court and is for alleged damage to property and financial loss. The amount of the original claim was NIS 141 million, but following the failure to pay the court fees by some of the plaintiffs, some of the plaintiffs were removed from the action decreasing the amount is NIS 23 million. In July 2013, the Court dismissed 21 of the 31 claims included in the December 2012 claim for physical injury and an appeal was filed in October 2013.

In November 2006, a claim was filed against Bezeq in the Tel Aviv District Court together with an application for its recognition as a class action, in the amount of NIS 189 million, on the grounds of unlawful collection of money in cases of disconnection due to non-payment. In February 2011, the plaintiff filed an additional claim, together with an application for its recognition as a class action, in the amount of NIS 44 million in the Central District Court concerning a refund of payment for “related services” for the period after the line had been disconnected. The second claim from February 2011 and the application for its recognition as a class action were dismissed in March 2012. An appeal was filed in May 2012, but in February 2014 the appeal was withdrawn and the proceeding concluded.

In July 2010, a claim was filed against Bezeq in the Central District Court, together with an application for its certification as a class action, alleging that Bezeq misleads its customers into joining call plans with fixed monthly payments that result in financial loss. The plaintiff is claiming restitution for the difference between the amount paid by customers on the new track and the amount they would have paid on the ordinary track, which he estimates is “tens of millions of NIS,” as well as compensation of NIS 1,500 per customer for an alleged infringement of privacy. In June 2012, the Court approved a compromise settlement reached by the parties at a cost of NIS 6.5 million to Bezeq and instructed that the settlement be sent to the relevant parties before it hands down the verdict. In August 2013, the Court approved the settlement, thus concluding the proceeding.

In October 2011, a claim was filed against Bezeq in the Tel Aviv District Court, together with an application for its certification as a class action, alleging that Bezeq unlawfully broadcasts its own advertising on the “Music on Hold” service (music played to callers while the dial-up to a Bezeq subscriber is under way) about subscribing to the service. The plaintiffs are seeking restitution of the service fees and compensation for prohibited advertising and estimate the total amount of the claim to be NIS 200 million, for the period commencing the date that Bezeq initiated this service. In October 2013, the Court approved a mutually agreed motion to withdraw the class action approval motion and the dismissal of the applicants’ personal suit against Bezeq.

In November 2011, a person who claims to own 1,162 shares of Bezeq petitioned the Economic Department of the Tel Aviv-Jaffa District Court to approve the submittal of a derivative action in the amount of NIS 900 million against Bezeq’s incumbent directors and against a former director. The application argued, among other things, that the Board members were in breach of their duty of care and fiduciary obligations towards Bezeq (and with respect to the controlling shareholder, his duty of fairness as well) by approving loans worth billions of shekels taken by Bezeq, which allegedly (i) were not used for Bezeq’s benefit, (ii) were designated for the distribution of dividends for the purpose of reducing the financing costs of Bezeq’s controlling shareholder, and (iii) resulted in a conflict of interest between their own personal benefit and that of Bezeq. Consequently, the plaintiff argued that Bezeq suffered losses in the form of heavy financing expenses in respect of those loans. Alternatively, the plaintiff alleged that the resolutions passed by the Board of Directors with respect to the aforementioned loans created a tax exposure for Bezeq due to the fact that the financing expenses are not recognized for tax purposes. In January 2012, Bezeq and the Board of Directors submitted their response requesting a dismissal of the application. In June 2012, the Court resolved to dismiss the application after ruling that the applicant in this procedure was not a “shareholder” of Bezeq and was therefore not entitled to file a derivative claim in Bezeq’s name. Subsequently, in July 2012, a new application to approve a derivative claim was filed in the Economic Department of the Tel Aviv District Court against the directors and officers of Bezeq by the father of the applicant whose application had been dismissed in June 2012.

In November 2012, an additional application was filed for certification as a derivative claim together with a derivative action in the Economic Department of the Tel Aviv-Jaffa District Court by a shareholder of Bezeq who holds 1,500 shares. The application was filed against Bezeq’s incumbent directors, directors who no longer serve Bezeq and against the previous controlling shareholder of Bezeq (Ap.Sb.Ar. Holdings Ltd.). The application alleges, among other things, that the defendants approved the distribution of dividends and took loans with the purpose of serving the interests of the controlling shareholders, which resulted in a conflict of interests between their own personal benefit and that of Bezeq. Consequently, the decision making process and the disclosure given by Bezeq regarding these decisions was allegedly flawed and therefore the defendants were in breach of their duty of care towards Bezeq and with respect to the former and present controlling shareholder, it was alleged that they were also in breach of their duty of fairness. Consequently, the applicant alleged that Bezeq suffered losses of NIS 3.4 billion (gross) or NIS 2.64 billion (net) and is petitioning, among other things, for declarative relief of (i) nullification of extraordinary loans taken by Bezeq from the date of the change of control, (ii) nullification of Bezeq’s outstanding payments to its shareholders originating in a capital write-down and (iii) restitution of dividends by Bezeq’s controlling shareholder. During February and March 2013, responses to the request were filed by Bezeq and claimants, asking to reject the request.

In January 2013, the Court ordered the consolidation of the July 2012 and November 2012 applications. The consolidated application is in the summations’ stage. In May 2013, the Court resolved to remove from the November 2012 application for certification as a derivative claim the previous controlling shareholder of Bezeq (Ap.Sb.Ar. Holdings Ltd.) and four former directors of Bezeq who are not domiciled in Israel.

In March 2011, Bezeq received an approval from the Tel Aviv District Court for a NIS 3 billion distribution to be distributed to Bezeq’s shareholders in six equal, semi-annual payments during the period of 2011-2013. The Court approval was required as the amount of the distribution exceeded Bezeq’s accounting profits according to its financial statements.

In July 2011, a motion was filed with the Economic Department of the Tel Aviv District Court by a holder of Bezeq’s debentures (Series 5) seeking to cause Bezeq to re-examine its ability to make the distributions and to file an updated opinion with the Court, so that the holders would have the ability to object to the distribution. In September 2011, the Court confirmed an agreement between the parties, according to which the Court’s approval of the distribution will not detract in any way from the obligations of Bezeq’s directors and officers under any law. The Court stipulated that this was not intended to prevent a creditor from applying to the Court if he or she is able to demonstrate that Bezeq’s solvency has significantly deteriorated. Pursuant to this decision, Bezeq stipulated that the ruling does not change its ability to make additional payments of the special distribution and dividends pursuant to its on-going dividend policy, and that no further application to the Court is necessary before each payment is made. In March 2013, another motion was filed against Bezeq in the Tel Aviv District Court (Economic Department) by a holder of Bezeq’s debentures (Series 5), in which it objected the distribution of the fifth installment of the special dividend, as Bezeq does not satisfy the profitability test approved by the Court on March 31, 2011. In April 2013, Bezeq was served with an “objection to the distribution of the fifth installment of a dividend that is not paid out of profits,” which was filed by the same debenture holder. Pursuant to the Court’s recommendation, the objection to the distribution of the fifth installment of the special dividend was withdrawn in May 2013. The objection to the distribution was dismissed and, accordingly, the fifth installment of the special dividend was distributed in May 2013. In September 2013, the District Court (Economic department) postponed a motion to set dates for filing objections in the matter of the distribution of the sixth portion of the special distribution filed by the party holding Bezeq’s debentures (Series 5). In September 2013, the sixth and final installment of the special distribution was paid.

In April 2011, a claim was filed against Bezeq in the Tel Aviv District Court together with an application for its certification as a class action, alleging that in contravention of the law, Bezeq does not include a call details record in the phone bills that it sends to its subscribers. The application estimates the amount of the class action at NIS 127 million. In September 2012, another claim was filed against Bezeq in the Tel Aviv District Court together with an application for its certification as a class action on the same matter, and the plaintiff estimates the amount of the claim at NIS 154 million. In April 2013, the Court approved the withdrawal of both claims and ordered their dismissal pursuant to its assessment that the claims had low chances for success, if any.

In February 2012, a claim was filed in the Jerusalem District Court against Pelephone, Cellcom, Partner and Bezeq, together with an application for its certification as a class action. The amount of the action is NIS 361 million. The claim relates to a failure to comply with the provisions of the law with respect to handicapped customers when rendering telecommunication services. In January 2014, a decision was handed down, with mutual agreement of the parties, that the claim will be joined together with an additional claim that was filed in the same matter.

In April 2013, a claim was filed with the Tel Aviv District Court (Economic Department) by one of the shareholders of Bezeq, against Bezeq and B Communications, as the controlling shareholder of Bezeq. The applicant petitioned for a declaratory relief that B Communications has a personal interest in the dividend distribution which was brought to the approval of Bezeq’s general meeting in April 2013, and that Bezeq should disclose information and documentation and summon the financial experts whose opinions were published by Bezeq in March 2013, in its notice of convening such general meeting. In April 2013, the Court dismissed the plaintiff’s urgent application to expedite proceedings. Accordingly, the claim will be heard according to the dates prescribed by law, and the dates regarding the dividend distribution and the general meeting remained with no change. At a Court hearing held in June 2013, Mr. Shaul Elovitch, B Communications’ controlling shareholder, was removed from the claim. The hearing has been postponed until June 2014.

In June 2013, an additional claim was filed against Bezeq, its secretary (dismissed with respect to the secretary in November 2013) and Eurocom Communications in the Tel Aviv District Court (Economic Department) by the same shareholder in which the Court was requested to issue a declarative ruling stipulating that the general meetings of Bezeq’s shareholders from April 24, 2013 and June 13, 2013 were conducted unlawfully and that the manner of compensation defined and approved by the general meeting on June 13, 2013 with respect to the service of four directors of Bezeq (as part of the management agreement) is unlawful.

In January 2014, a claim was filed with the Jerusalem District Court, together with an application for its certification as a class action, against Koral Tel Ltd., or Koral Tel, a wholly-owned subsidiary of Walla!, which is a wholly-owned subsidiary of Bezeq, and two wholly-owned subsidiaries of Koral Tel. The plaintiff alleges that the defendants misled browsers of the “user opinions” column that appears on an Internet website operated by two of the defendants due to the order in which the opinions appear on the website. The applicant is seeking damages for the loss of time spent on reviewing irrelevant opinions and the stress caused to the group as a result of discovering the deception, or for any other damage determined by the court. The plaintiff set the damages at NIS 1.5 billion (including interest and linkage).

In March 2014, Bezeq received a demand letter claiming that Shaul Elovitch and David Mizrahi sold Bezeq’s shares using insider information concerning the wholesale market. The letter also included a demand for discovery and alleges a lack of reporting on events related to the wholesale market and an alert regarding a class action on the issue. Bezeq is reviewing the letter and is expected to respond by May 2014.

Employment-Related Claims

In September 2000, a claim was filed against Bezeq in the Jerusalem District Labor Court by 2,423 pensioners of Bezeq who had been employees of the Ministry of Communications and were reassigned to Bezeq when it was established. The plaintiffs petitioned for declaratory relief to the effect that grossed up tax payments, clothing supplements and wage incentives are ordinary wages which should be considered part of their effective wage for pension purposes and should therefore be included in the hourly calculation and when calculating percentage supplements. The plaintiffs also petitioned for declaratory relief to the effect that their last effective wage should be calculated based on their last wage (and not based on the average ranking) for pension purposes. Subsequently, the claim was amended so that all the relief relating to the plaintiff’s pension rights was deleted from the statement of claim. The plaintiffs also reduced their claim to the wage incentive component and retracted their claim to the grossed up tax and clothing components. In December 2008, the Court dismissed the claim and determined that the premium paid to the plaintiffs is a real contingent supplement and that the premium component should not be included in the hourly value for the purpose of calculating compensation for overtime or when redeeming annual vacation which is paid as part of post-employment benefits. In March 2009, an appeal was filed in the National Labor Court which was dismissed in December 2011. In July 2012, Bezeq received a petition to the High Court of Justice for the issue of an order against the National Labor Court and Bezeq, in which the plaintiffs are petitioning to revoke the ruling and decisions of the National Labor Court. In accordance with the decision of the High Court of Justice, Bezeq filed a preliminary response to the petition. In July 2013, the Supreme Court dismissed the petition which was filed in the High Court of Justice against the National Labor Court and Bezeq.

In February 2002, a notice of a party to a collective dispute was filed in the Jerusalem District Labor Court by the Histadrut in the name of Bezeq’s employees. The applicant alleged that payments for grossing up of tax, the administrative on-call duty component and clothing allowances payable to Bezeq employees are regular pay which form part of the determining salary of each employee. In April 2006, the Court denied all parts of the notice. In February 2010, a new party notice was filed, which relates only to the on-call fee component. Under the party notice, the Court was requested to determine that the on-call fee component be included in the hour value for calculating overtime pay and redemption of unused vacation pay. In November 2012, the Court ruled as requested in the party notice. Bezeq and the State of Israel appealed this ruling of the Court. The Histadrut appealed the Court’s decision to dismiss its request that the prescription period be determined according to the date of the filing of the first party notice from 2002 (i.e., commencing in 1995) and not according to the date of the submission of the second party notice from 2010. Bezeq filed a counter appeal on the issue of the statute of limitations alleging that the prescription period had not stopped with the filing of the two party notices. On January 7, 2014, an expanded panel conducted a hearing, and a verdict is pending.

In 2003, Bezeq filed a claim in the Tel Aviv District Labor Court against the Makefet Fund for compensation, alleging breach of agreement between it and Makefet with respect to the calculation of the cost of early retirement of employees who were transferred to Bezeq from the Ministry of Communications. The amount claimed by Bezeq was NIS 280 million. The Makefet Fund denied the allegations and contended that it acted in accordance with the agreements. A verdict is pending.

Several additional individual claims by employees and former employees are pending against Bezeq, concerning, among other things, recognition of various wage components as components for the purpose of calculating various payments, and claims in respect of overtime and other time.

Pelephone

In July 2008, a claim was filed with the Tel Aviv District Court against Pelephone, together with a motion to certify it as a class action, for NIS 240 million. The claim is for the refund of amounts which the plaintiffs allege were over-collected from Pelephone’s subscribers in connection with its collections of interest in arrears from subscribers whose accounts were past due, as well as interest where payments were rescheduled. The plaintiff also alleges that Pelephone collects payment in respect of a standing order, handling fees for the voucher and commission for payment of a voucher at a service center, ostensibly in contravention of its license. In October 2011, the Court gave the plaintiffs an option to abandon the claim without ordering expenses against them. In October 2011, the plaintiffs notified the Court that they insist on proceeding with the claim and the parties submitted written closing arguments.

In May 2010, a claim was filed in the Tel Aviv District Court, together with a motion to certify it as a class action, against the four Israeli cellular companies (Pelephone, Partner, Cellcom and Mirs). The amount of the claim against each of Pelephone, Partner and Cellcom is NIS 3.68 billion and the total amount of the claim (against the four companies) is more than NIS 12 billion. The applicants argue that the cellular companies are in breach of the following duties: (i) to erect cellular antenna sites of the required scope, proportion and deployment; (ii) to check, correct and provide information about the non-ionizing radiation values in cellular handsets after repair; and (iii) to warn against the risks involved in how a cellular handset is held. The application includes numerous other requests for declaratory relief and applications for writs of mandamus relating to the above matter. In January 2013, Pelephone signed a compromise settlement with the plaintiffs to settle the claim in return for Pelephone verifying and ascertaining certain matters relating to the claim and in return for the sale of earphones to customers at a reduced price for a period. This arrangement has been submitted to the Court and is awaiting approval.

In August 2010, a claim and a motion to certify it as a class action were filed in the Central District Court against Pelephone. The amount of the claim is not stated, but the application is estimated in the tens of millions of NIS. According to the applicant, Pelephone should refrain from collecting value-added tax from customers who use its services when they are outside Israel. The application also includes the relief of an order instructing Pelephone to cease charging its customers for the services they use outside Israel, and an order instructing that the money collected to date be restituted. The parties agreed to submit written closing arguments.

In December 2010, a claim was filed in the Central District Court against Pelephone, together with an application for its certification as a class action. The amount of the claim is not specified, but the applicant alleges that Pelephone withholds from its subscribers one or more monthly benefits due to the fact that the date of the first invoice is not necessarily the same as the actual date of joining the plan. In May 2012, the Court dismissed the application for certification, and in June 2012, an appeal was submitted to the Supreme Court. In February 2014, the plaintiff  withdrew his appeal.

In August 2011, a motion was filed with the District Court (Central Region) against Pelephone, Cellcom and Partner, together with an application for its certification as a class action. The amount of the action against the respondents is not specified. The action addresses the charge for calls made overseas when the call time is rounded up to a whole minute, and this, as alleged by the claimant, contravenes the law and the provisions of the license granted to the operators. In September 2012, the Court dismissed the claim and the motion for certification as a class action. In November 2012, the applicants filed an appeal against the ruling in the Supreme Court and a hearing is scheduled for July 2014.

In March 2012, a claim was filed against Pelephone in the Tel Aviv District Court, together with an application for its certification as a class action. The grounds for the claim are that Pelephone allegedly makes false representations to the public in that the surfing speed on the respondent’s cellular network is lower than specified. According to the claim, this state of affairs caused and causes cumulative personal loss of NIS 560. The total amount of the application is estimated to be approximately NIS 242 million, subject to data to be produced by Pelephone as part of the proceeding.

In May 2012, a claim was filed against Pelephone in the Tel Aviv District Court, together with an application for its certification as a class action for NIS 124 million. According to the applicant’s claim, Pelephone does not inform customers who wish to subscribe to its services utilizing a handset not purchased from Pelephone, that since such handset does not support the 850 MHz frequency, they will only have partial reception on one frequency rather than two. On March 4, 2014, the Court certified the claim as a class action.

In August 2012, a claim was filed against Pelephone, Partner, and Cellcom in the Tel Aviv District Court together with a motion for its certification as a class action. The amount of the claim is estimated at NIS 120 million for all the defendants (jointly and severally). Additionally, orders for mandamus and declaratory relief were requested. The applicants allege that when the defendants provide repair services for payment (either payment for the repair or a monthly payment for repair services), if a part of the handset is replaced, the defendants do not provide the customer with the replaced (broken) part, allegedly in violation of the law. Additionally, the plaintiffs alleged that the defendants use the replaced part in the future when providing repair services to other customers, thus enriching themselves twice.

In November 2013, a claim was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The claimant alleges that Pelephone discriminated against certain consumers in favor of others who received discounts and/or credits on a monthly basis, allegedly in contravention of Pelephone’s obligation under its license and the law not to discriminate in the prices it charges for services. The claimant set the claim amount at NIS 300 million. In addition, the claimant petitioned the Court to issue a declaratory order that Pelephone acted contrary to the law and a mandatory injunction enjoining Pelephone from future violations.

Bezeq International

During the second quarter of 2008, four claims were filed with the District Court for the Central District, together with an application for its certification as a class action against Bezeq International and two other service providers. The four claims were later consolidated into one claim. The claims related to the use of international calling cards to the Philippines, Thailand and Nepal. The plaintiffs, who are foreign workers, claimed, among other things, that (i) the calling cards provide an average of 50% of the call duration indicated to the purchasers of the cards; (ii) when Bezeq International deducts the time spent on unsuccessful call attempts it does not use units of round minutes as it indicates; (iii) Bezeq International provides misleading information about the number of units on the card; and (iv) it formed a cartel with other international communication companies that raised the prices of calling cards. The plaintiffs seek Court approval to file their claim as a class action on behalf of groups of people that include anyone who purchased the relevant calling cards during the seven year period prior to filing the claim or during the proceedings themselves. The plaintiffs’ estimate that the damages caused to all the members of the group is NIS 1.1 billion. The plaintiffs also petitioned the Court to order the defendants to cease their alleged improper conduct. In November 2010, the Court accepted the application for certification as a class action on the grounds of deception, but dismissed some of the grounds for the claimed action and ruled that the existence of deception, if existed, ceased after the purchase of a number of calling cards. Bezeq International filed a leave to appeal to the Supreme Court. In September 2012, the application for leave to appeal filed by Bezeq International was denied due to the settlement agreement signed by the other defendants in the proceedings and the plaintiffs. Due to the fact that the settlement agreement has not been approved by the Supreme Court as yet, further proceedings in the District Court have not been scheduled.

In December 2011, a claim was filed with the Tel Aviv District Court, together with a motion to certify it as a class action, against Bezeq International. The plaintiffs alleged that during October 2011, Bezeq International failed to provide its Internet customers with the speed it had undertaken in their contacts. The plaintiffs are seeking restitution of the monthly charge and compensation for distress, and they estimate the total monetary compensation claimed to be NIS 120 million. The lawsuit is in a preliminary stage.

In February 2012, a claim was filed with the Tel Aviv District Court, together with an application for its certification as a class action, seeking monetary damages against Bezeq International and two other licensees, based on facts similar to those alleged in the 2008 action with respect to the use of international calling cards. The plaintiff alleged that the respondents misled customers who purchased dialing services by means of pre-paid international calling cards with respect to the number of minutes on the card. The applicant estimates the amount claimed from Bezeq International (as well as from each of the other respondents), in the name of the entire group, to be NIS 2.7 billion.

YES

In March 2013, a claim was filed in the Tel Aviv District Court against YES, together with a motion to certify it as a class action. According to the claimant, YES disconnected customers from channel 5+ and reconnected them only after such customers contacted YES and positively asked to be reconnected, but continued collecting fees for the channel from those customers who did not contact them and were, therefore, not reconnected. The claimant estimated that his own damage is NIS 1,065 of which NIS 1,000 is non-monetary damage, but did not include a total amount for the class action.

In July 2013, a claim was filed in the Central District Court against YES and HOT, together with an application for its certification as a class action. The plaintiffs allege that YES and HOT were in breach of the provisions of the Israeli Communications Law in that over the years they advertised and promoted the affairs of different commercial entities as part of their broadcasts. The plaintiffs wish to represent all the subscribers of YES and HOT during the seven years prior to the filing of the action. The plaintiffs did not specify the amount of the action. In August 2013, YES sent notices to content providers and the producers to whom the violations alleged in the claim and application are attributed, in which it informed them that some of the claims addressed at it in the claim and application are for alleged actions and inactions allegedly carried out by them, and that it considers them responsible for any damage or shortage of funds caused to it, if such is caused to it, as a result of the violations in question. In February 2014, YES filed its response, and seeing to dismiss the claim both on substantial and procedural grounds. A preliminary hearing is scheduled to take place on May 22, 2014.

In October 2013, a claim was filed in the Tel Aviv District Court against YES, together with an application for its certification as a class action, claiming that fees had been unlawfully charged by YES based on arbitrary and variable sums for services initially provided to subscribers for free or at reduced cost, with no notice to, or consent from, the subscribers. The applicant is asking the Court, among other things, to compel YES to repay the alleged class all of the sums collected from them and to compensate them for the alleged negative impact on their freedom of engagement and/or distress from enforcing the continued engagement with YES. The applicant did not note the sum of the claim, with the exception of an assessment of the sum of non-capital damage amounting to NIS 8.6 million. However, following an internal inquiry, YES has since repaid the subscribers an aggregate amount of NIS 1,216,440. At this stage, it is difficult to assess the outcome of this claim.

In January 2014, a claim was filed in the Tel Aviv District Court against YES and HOT together with an application for its certification as a class action. The claim alleges that YES and HOT broadcast offensive content, of a violent and sexual nature, during programs intended for teenagers and children, or during hours intended for underage viewers. The applicants claim, among other things, that minors are being subjected to emotional distress, mental anguish, feelings of fear, apprehension, aversion , disgust , anger and stress, and that the parents are also subjected to similar emotional distress as a result of their children’s viewing this content. The alleged aggregate damage to the class members was estimated by the applicants at NIS 81.76 million, of which NIS 31.36 million relates to YES. YES must respond to the claim by June 8, 2014. At this preliminary stage, the outcome of the claim is difficult to assess.

In January 2014,  a claim was filed in the Tel Aviv District Court against YES and the Sports Channel Ltd., together with an application for its certification as a class action. The claim alleges that the Sports Channel is demanding compensation from YES’ subscribers due to alleged copyright violations for displaying the Sports Channels’ content in public venues. The applicant claims that YES is the sole intermediary between the subscribers and the Sports Channel, and that YES should have informed certain of its subscribers of the consequences of publicly displaying the Sports Channel’s content and letting those subscribers know that they must hold a license if they wished to engage in such public display of the content. The applicant estimates the alleged aggregate damage to the class members at NIS 18 million. YES must respond to the claim by June 2014, and a preliminary hearing is set for July 9, 2014. At this preliminary stage, the outcome of the claim is difficult to assess.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders and do not currently have a dividend distribution policy in place.

B Communications declared its first dividend as a public company on November 7, 2013, a dividend of NIS 3.41 per share and NIS 102 million in the aggregate. The record date for the distribution of the dividend was November 18, 2013 and the payment date was December 3, 2013. Dividend amounts paid in U.S. dollars were converted from NIS based upon the representative rate of exchange published by the Bank of Israel on November 18, 2013. Tax was withheld at a rate of up to 25%. B Communications’ indirect wholly-owned subsidiary SP2, which directly holds Bezeq’s shares and B Communications’ principal source of revenues and income, is subject to limitations on the payment of dividends under the terms of the financing agreements entered into in connection with its acquisition of the controlling interest in Bezeq.

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

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2013.

ITEM 9.                      THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ and the TASE.

	NASDAQ		TASE
	High	Low	High	Low

2009	$19.77	$2.93	NIS 76.55	NIS 9.94
2010	$33.99	$18.02	NIS 124.40	NIS 69.91
2011	$35.25	$10.42	NIS 124.00	NIS 38.41
2012	$11.71	$1.92	NIS 45.07	NIS 7.79
2013	$14.97	$2.65	NIS 53.00	NIS 9.91

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low
2012
First Quarter	$11.71	$6.74	NIS 45.07	NIS 25.38
Second Quarter	$6.75	$2.66	NIS 25.06	NIS 10.68
Third Quarter	$3.35	$1.92	NIS 12.50	NIS 7.79
Fourth Quarter	$5.20	$3.02	NIS 19.97	NIS 11.73

2013
First Quarter	$3.54	$2.65	NIS 13.52	NIS 10.13
Second Quarter	$3.80	$2.80	NIS 13.76	NIS 9.91
Third Quarter	$11.24	$3.93	NIS 39.60	NIS 14.43
Fourth Quarter	$14.97	$8.56	NIS 53.00	NIS 30.30

2014
First Quarter	$10.14	$6.63	NIS 35.51	NIS 23.20
Second Quarter (through April 25)	$10.17	$9.47	NIS 35.50	NIS 33.00

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

November 2013	$12.73	$9.85	NIS 43.50	NIS 34.91
December 2013	$11.12	$8.56	NIS 39.14	NIS 30.30
January 2014	$9.14	$6.63	NIS 31.38	NIS 23.20
February 2014	$8.79	$7.02	NIS 30.49	NIS 25.32
March 2014	$10.14	$8.70	NIS 35.51	NIS 29.10
April 2014 (through April 25)	$10.17	$9.47	NIS 35.50	NIS 33.00

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Election of Directors

Our ordinary shares do not have cumulative rights for the election of directors. Rather, under our articles of association, our directors (other than the external directors) are elected by a vote of the holders of a majority of the voting power represented and voting at our annual general meetings of shareholders, and hold office until the next annual general meeting of shareholders and until their successors have been elected. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.” For information regarding the election of external directors, see Item 6C. “Directors, Senior Management and Employees - Board Practices - External Directors.” All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office.

Under our Articles of Association, provisions relating to the election and removal of directors who are not external directors, within the meaning of the Israeli Companies Law, may not be modified without the prior written consent of the Israeli Minister of Communications.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 25% for the 2012 and 2013 tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate. Following an amendment to the Israeli Income Tax Ordinance which came into effect on January 1, 2012, scheduled gradual reduction of the corporate tax rate in future years was canceled. On July 30, 2013, the Knesset passed the Law for the change in the order of National Priorities (Legislative amendments to achieve budget objectives for 2013 and 2014)-2013. As part of the legislation, the corporate tax was increased to 26.5% as from January 1, 2014.

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

Upon a distribution of dividend the following withholding tax rates will apply: (i) Israeli resident corporations - 0%, (ii) Israeli resident individuals - 25% and (iii) non-Israeli residents (whether an individual or a corporation) - 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israeli Tax Authorities allowing for a reduced withholding tax rate is obtained in advance.

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

United States Federal Income Taxation

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our shares by vote or value, and

•	investors holding ordinary shares as part of a straddle, an appreciated financial position, a hedging transaction or a conversion transaction.

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

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Subject to the discussion, below, under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as capital gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are distributed, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS and converting NIS into U.S. dollars.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares will be a foreign income tax that is eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against U.S. income tax in determining such tax liability). The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends generally are treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for purposes of computing the U.S. foreign tax credit. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The U.S. rules relating to the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently a maximum of 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The reduced rate does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The reduced rate also does not apply to dividends received from a passive foreign investment company (see discussion below), in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or other disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such sale of other disposition. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to foreign currency gain or loss realized on a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer for this purpose (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such foreign currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or other disposition of our ordinary shares. Any foreign currency gain or loss a U.S. Holder realizes will generally be U.S. source ordinary income or loss.

The U.S. rules relating to foreign currency gains and losses are complex, and you should consult with your tax advisor to determine whether and to what extent you would have to recognize such foreign currency gains or losses.

Passive Foreign Investment Companies

If we were to be classified as a “passive foreign investment company”, or a PFIC, in any taxable year, a U.S. Holder would be subject to special rules intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.  We will be treated as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets for this purpose is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes at any time that you own our ordinary shares, unfavorable and highly complex rules would apply to you, whether you own your ordinary shares directly or indirectly. Accordingly, you are urged to consult your own tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, there is a significant risk that we are currently a PFIC. Because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time and the income and assets of our subsidiaries, even if we are not now a PFIC, we may have been a PFIC in the past or may become a PFIC in the future.

If we are treated as a PFIC for any taxable year, dividends on our ordinary shares would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect to "mark to market" your ordinary shares, as described below:

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•
the amount allocated to the current taxable year, and to any taxable years in your holding period prior to the first day in which we were treated as a PFIC will be treated as ordinary income in the current year, and

•
the amount allocated to each prior taxable year during which we are considered a PFIC would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year.

If we are a PFIC and any of our non-U.S. subsidiaries is also a PFIC, you will generally be treated as owning a proportionate amount (by value) of the underlying shares of each such subsidiary PFIC.

A U.S. Holder may make a mark-to-market election only if our ordinary shares are “regularly traded” on a “qualified exchange”. In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the Tel Aviv Stock Exchange and the NASDAQ. However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for a subsidiary PFIC, if you make a mark-to-market election you may continue to be subject to the PFIC rules with respect to your indirect interest in any PFIC we own.

If you elect to mark to market your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of your ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Your adjusted tax basis in your ordinary shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election has been made, in a year in which we are classified as a PFIC, would be treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). And the source of such gain or loss will be U.S.-source for purposes of the foreign tax credit limitation.  Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, would be capital gain or loss.

If you own our ordinary shares during any year in which we are a PFIC, you may be required file an IRS Form 8621 with respect to our company, typically with your federal income tax return for that year.  U.S. Holders should consult their own tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules to them, including the application of the mark-to-market election.

Net Investment Income Tax

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against your U.S. tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return IRS Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a financial institution. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ordinary shares.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The Exchange Act file number for our SEC filings is 000-30198.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company referred to in this annual report may also be inspected at our offices located at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. We will provide a copy of this annual report containing our financial statements upon shareholders’ request.

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

Effects of Changes in Interest Rates and the Israeli Consumer Price Index

Our total net exposure to changes in the Israeli CPI was NIS 355 million (approximately $102 million) at December 31, 2013. The exposure relates to NIS 1.05 billion (approximately $304 million) of our outstanding debentures that are partially hedged by forward contracts on the Israeli CPI and our investment in NIS 64 million (approximately $18 million) of CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial expense of NIS 4  million (approximately $1 million).

B Communications’ total net exposure to changes in the Israeli CPI was NIS 1.4 billion (approximately $410 million) at December 31, 2013. The exposure is primarily consists of a portion of the outstanding debt that B Communications incurred in connection with the acquisition of the controlling interest in Bezeq. As at December 31, 2013, B Communications also holds forward contracts on the Israeli CPI that fully hedge its exposure with regard to its Series A Debentures and NIS 198 million (approximately $57 million) of CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in its yearly financial expense of NIS 14 million ($4 million).

B Communications’ total net exposure to changes in the Israeli variable interest rate was NIS 882 million (approximately $254 million) at December 31, 2013. The exposure consists of a portion of the outstanding debt that B Communications incurred in connection with the acquisition of the controlling interest in Bezeq of NIS 1 billion (approximately $288 million) that is partially hedged by its investment in NIS 118 million  (approximately $34 million) of marketable securities that are subject to variable interest. Each increase or decrease of 1% in the Israeli variable interest rate will result in an increase or decrease in its yearly financial expense of NIS 9 million (approximately $3 million).

As of December 31, 2013, Bezeq had NIS 2.65 billion ($763 million) of debt that is subject to variable interest rates and NIS 2 billion ($586 million) that is subject to changes in the Israeli CPI. Each increase or decrease of 1% in the variable interest rate will result in an increase or decrease in Bezeq’s yearly financial expense of NIS 26 million (approximately $7 million) and each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in Bezeq’s yearly financial expense of NIS 20 million (approximately $6 million).

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. As of December 31, 2013, we had NIS 127 million (approximately $37 million) in cash and cash equivalents and NIS 202 million (approximately $58 million) in marketable securities (not including the amounts of B Communications or Bezeq).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” (1992) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

Year Ended December 31,
Services Rendered	2012	2013

Audit fees and audit-related fees (1)(2)	NIS 6,531,000	NIS 6,208,000
Tax fees and all other fees (3)	NIS 599,000	NIS 1,449,000
Total	NIS 7,130,000	NIS 7,657,000

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No ordinary shares of our company were purchased by us or on our behalf or by any affiliated purchaser during 2013.

ITEM 16F.                  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                 CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Stock Market Rule 5615(c)(1), since Eurocom Communications holds more than 50% of our voting power. Under NASDAQ Stock Market Rule 5615(c)(2), a controlled company is exempt from the following requirements of NASDAQ Stock Market Rule 5605:

•
The requirement that the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Stock Market Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, we have the mandated three independent directors, within the meaning of the rules of the SEC and NASDAQ, on our audit committee. See Item 6C. “Directors, Senior Management and Employees - Board Practices - External and Independent Directors.”

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

ITEM 16H.                 MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                    FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.                    FINANCIAL STATEMENTS

Consolidated Financial Statements of Internet Gold-Golden Lines Ltd.
Index to Consolidated Financial Statements	F - 1
Report of Independent Registered Public Accounting Firm	F - 2
Consolidated Statements of Financial Position	F - 3
Consolidated Statements of Income	F - 5
Consolidated Statements of Comprehensive Income	F - 6
Consolidated Statements of Changes in Equity	F - 7
Consolidated Statements of Cash Flows	F - 10
Notes to the Consolidated Financial Statements	F - 12
Consolidated Financial Statements of DBS Satellite Service (1998) Ltd.
Index to Financial Statements	DF - 1
Report of Independent Registered Public Accounting Firm	DF - 2
Statements of Financial Position	DF - 3
Statements of Income	DF - 5
Statements of Comprehensive Income	DF – 6
Statements of Changes in Equity	DF – 7
Statements of Cash Flows	DF – 8
Notes to the Financial Statements	DF – 10

ITEM 19.                    EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)

1.2	Amended and Restated Articles of Association of the Registrant (2)
2.1	Specimen of Share Certificate (1)
2.2	Terms of Convertible Debentures Traded on Tel Aviv Stock Exchange (3)
2.3	Form of B Communications Ltd. Series A Debenture Certificate for Notes issued in March 2007 and May 2007 (4)
4.1	Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman (1)
4.2	Form of Indenture dated February 19, 2014 between B Communications and Mishmeret Trust Company (5)
4.3	Intercreditor Agreement dated February 19, 2014, between B Communications and Mishmeret Trust Company (6)
4.4	Form of Indenture entered into on February 23, 2013, between the Registrant and Reznik Paz Nevo Trusts Ltd. (7)
4.5	English translation of Bezeq Control Permit issued by the Prime Minister of Israel and Israeli Minister of Communication to members of the Eurocom Group on April 13, 2010 (8)
4.6
English translation of Credit Agreement dated February 11, 2010 between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Amitim (Senior Pension Funds), Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd. and Union Bank of Israel (as Lenders) (8)

4.7	English translation of Loan Agreement dated February 18, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. group (8)
4.8
English translation of Addendum and Amendment No. 1 the Credit Agreement dated February 11, 2010, dated April 14, 2010, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd., Union Bank of Israel, Central Benefits Fund of Histadrut Employees Ltd. (under special management), Makefet Fund Pension and Provident Center - AS Ltd. Pension Fund, Makefet Fund Pension and Provident Center - AS Ltd. (under special management) – Other-Purpose Funds, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) - Pension Fund, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) Illness and Accident Provident Fund, Hadassa Employees Pension Fund Ltd. (under special management), “Egged” Members Pension Fund Ltd. (under special management) – Pension Track and “Egged” Members Pension Fund Ltd. (under special management) – Full Pension Track (as Lenders) (8)

4.9
English translation of Addendum and Amendment No. 2 the Credit Agreement dated February 11, 2010, dated June 26, 2011, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee) and the other Lenders (9)

4.10
English translation of Addendum and Amendment No. 1 the Loan Agreement dated February 18, 2010, dated April 14, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. Group (8)

4.11	English translation of Deed of Trust dated August 31, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd. (9)
4.12	English translation of Addendum to the Deed of Trust of August 31, 2010 dated September 26, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd. (8)
4.13	Officers’ Compensation Policy (10)
8	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (Registration No. 333-10576), and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.
(3)
Previously filed as an exhibit to the Registrant’s Report on Form 6-K for the month of April 2005 submitted to Securities and Exchange Commission on April 11, 2005, and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.
(5)
Previously filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K for the month of February 2014 submitted to Securities and Exchange Commission on February 19, 2014, and incorporated herein by reference.

(6)
Previously filed as Exhibit 99.3 to the Registrant’s Report on Form 6-K for the month of February 2014 submitted to Securities and Exchange Commission on February 19, 2014, and incorporated herein by reference.

(7)
Previously filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of March 2014 submitted to Securities and Exchange Commission on March 21, 2014, and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.
(9)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.
(10)
Previously filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K for the month of September 2013 submitted to Securities and Exchange Commission on September 30, 2013, and incorporated herein by reference.

Internet Gold - Golden Lines Ltd. Consolidated Financial Statements As at December 31, 2013

Internet Gold – Golden Lines Ltd.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Internet Gold – Golden Lines Ltd.

We have audited the accompanying consolidated statements of financial position of Internet Gold- Golden Lines Ltd. and its subsidiaries (hereinafter - “the Company”) as at December 31, 2012 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of  the years in the three-year period ended December 31, 2013. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2013 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying consolidated financial statements as at and for the year ended December 31, 2013 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/Somekh Chaikin
Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

April 27, 2014

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2012	2013	2013
	Note	NIS	NIS	US$
Assets
Cash and cash equivalents	5	764	867	250
Investments, including derivative financial
instruments	6	1,655	1,868	538
Trade receivables, net	7	2,927	2,651	764
Other receivables	7	329	347	100
Inventory		123	117	34
Assets classified as held-for-sale		164	217	62

Total current assets		5,962	6,067	1,748

Investments including derivative financial
instruments	6	90	81	23
Long-term trade receivables	7	1,074	652	188
Property, plant and equipment	8	6,911	6,541	1,885
Intangible assets	9	7,252	6,613	1,905
Deferred and other expenses	10	384	381	110
Investments in equity-accounted
investee (mainly loans)	11	1,005	1,015	292
Deferred tax assets	18	128	60	17

Total non-current assets		16,844	15,343	4,420

Total assets		22,806	21,410	6,168

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2012	2013	2013
	Note	NIS	NIS	US$
Liabilities
Short-term bank credit, current maturities
of long term liabilities and debentures	12	1,707	1,566	451
Trade payables	13	793	721	208
Other payables, including derivative financial
instruments	13	746	776	223
Dividend payable	11	669	-	-
Current tax liabilities		588	659	190
Provisions	14	145	125	36
Employee benefits	17	251	257	74
Total current liabilities		4,899	4,104	1,182

Debentures	12	5,913	6,954	2,004
Bank loans	12	6,422	5,223	1,505
Loans from institutions and others	12	540	548	158
Employee benefits	17	260	234	67
Other liabilities		67	94	27
Provisions	14	66	68	20
Deferred tax liabilities	18	1,159	1,032	297
Total non-current liabilities		14,427	14,153	4,078

Total liabilities		19,326	18,257	5,260

Equity	22
Share capital		*	*	**
Share premium		658	658	190
Treasury shares		(169)	(169)	(49)
Other reserves		(177)	(202)	(58)
Accumulated deficit		(404)	(373)	(108)
Total equity attributable to
equity holders of the Company		(92)	(86)	(25)
Non-controlling interests		3,572	3,239	933
Total Equity		3,480	3,153	908

Total liabilities and equity		22,806	21,410	6,168

*       Represent an amount less than NIS 1.
**     Represent an amount less than US$ 1.

Date of approval of the financial statements: April 27, 2014

/s/ Doron Turgeman	/s/ Ehud Yahalom
CEO	CFO

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Income for the Year Ended December 31

(In millions, except per share data)

					Convenience
					translation into
					U.S. dollars
					(Note 2D)
		2011	2012	2013	2013
	Note	NIS	NIS	NIS	US$

Revenues	23	11,376	10,278	9,563	2,755

Cost and expenses
Depreciation and amortization		2,984	2,367	2,014	580
Salaries	24	2,109	1,980	1,874	540
General and operating expenses	25	4,468	3,997	3,586	1,033
Other operating expenses
(income), net	26	323	(1)	57	17
		9,884	8,343	7,531	2,170

Operating income		1,492	1,935	2,032	585

Financing (income) expenses	27
Finance expenses		1,079	997	931	268
Finance income		(497)	(582)	(535)	(154)

Financing expense, net		582	415	396	114

Income after financing expenses, net		910	1,520	1,636	471
Share of losses in equity-
accounted investees	11	216	245	252	72

Income before income tax		694	1,275	1,384	399

Income tax	18	656	556	524	151

Net income for the year		38	719	860	248
Income (loss) attributable to:
Owners of the Company		(264)	(37)	26	8
Non-controlling interests		302	756	834	240

Net income for the year		38	719	860	248

Earnings (loss) per share	29
Basic loss per share		(13.46)	(1.94)	1.33	0.38

Diluted loss per share		(13.50)	(1.97)	1.26	0.36

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Comprehensive Income for the year ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2011	2012	2013	2013
	NIS	NIS	NIS	US$

Net income for the year	38	719	860	248

Other comprehensive income (loss)
Defined benefit plan actuarial
gain (losses), net	27	(20)	22	6
Other items of comprehensive
income	8	(7)	(16)	(4)
Other comprehensive income
(loss) for the year, net of tax	35	(27)	6	2

Total comprehensive income
for the year	73	692	866	250

Attributable to:
Owners of the Company	(254)	(44)	27	8
Non-controlling interest	327	736	839	242

Total comprehensive income
for the year	73	692	866	250

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(In millions except share data)

	Attributable to equity holders of the Company
	Share capital
								Non-
	Number of		Share	Treasury	Other	Accumulated		controlling	Total
	Shares(1)	Amount	premium	shares	Reserves (2)	deficit	Total	interest	equity
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance as at January 1, 2011	19,179,15	*	657	(169)	(92)	(105)	291	7,404	7,695

Changes during 2011:
Share-based compensation in subsidiary	-	-	-	-	-	-	-	176	176
Exercise of options in subsidiary	-	-	-	-	4	-	4	17	21
Conversion of convertible debentures	23,927	*	1	-	-	-	1	-	1
Transactions with non-controlling interest	-	-	-	-	(71)	-	(71)	(277)	(348)
Dividends to non-controlling interests	-	-	-	-	-	-	-	(3,385)	(3,385)
Other comprehensive income	-	-	-	-	3	7	10	25	35
Net income (loss) for the year		-	-	-	-	(264)	(264)	302	38
Comprehensive income (loss) for the year	-	*	-	-	3	(257)	(254)	327	73

Balance as at December 31, 2011	19,203,078	*	658	(169)	(156)	(362)	(29)	4,262	4,233

(*)           Represent an amount less than NIS 1.

(1)           Net of treasury shares.
(2)           Including reserve from available for sale assets and transaction with non-controlling interests.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(In millions except share data)

	Attributable to equity holders of the Company
	Share capital							Non-
	Number of		Share	Treasury	Other	Accumulated		controlling	Total
	Shares(1)	Amount	premium	shares	reserves (2)	deficit	Total	interest	equity
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2012	19,203,078	*	658	(169)	(156)	(362)	(29)	4,262	4,233

Changes during 2012:
Share-based compensation in subsidiary	-	-	-	-	-	-	-	72	72
Exercise of options in subsidiary	-	-	-	-	*	-	*	8	8
Conversion of convertible debentures	108	*	*	-	-	-	*	*	*
Acquisitions non-controlling interest	-	-	-	-	(15)	-	(15)	(82)	(97)
Transactions with non-controlling interest	-	-	-	-	(4)	-	(4)	11	7
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,431)	(1,431)
Distribution to non-controlling interests
less their investment in a subsidiary	-	-	-	-	-	-	-	(4)	(4)
Other comprehensive income	-	-	-	-	(2)	(5)	(7)	(20)	(27)
Net income (loss) for the year	-	-	-	-	-	(37)	(37)	756	719
Comprehensive income (loss) for the year	-	*	*	-	(2)	(42)	(44)	736	692

Balance as at December 31, 2012	19,203,186	*	658	(169)	(177)	(404)	(92)	3,572	3,480

 (*)           Represent an amount less than NIS 1.

 (1)           Net of treasury shares.
 (2)           Including reserve from available for sale assets and transaction with non-controlling interests.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(In millions except share data)

	Attributable to equity holders of the Company
	Share capital							Non-		translation
	Number of		Share	Treasury	Other	Accumulated		controlling	Total	into US$
	Shares(1)	Amount	premium	shares	reserves (2)	deficit	Total	interest	equity	(Note 2D)
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2013	19,203,186	*	658	(169)	(177)	(404)	(92)	3,572	3,480	1,003

Changes during 2013:
Share-based compensation in subsidiary	-	-	-	-	-	-	-	29	29	8
Exercise of options in subsidiary	-	-	-	-	1	-	1	4	5	1
Acquisitions non-controlling interest	-	-	-	-	(3)	-	(3)	(10)	(13)	(4)
Transactions with non-controlling interest	-	-	-	-	(19)	-	(19)	126	107	31
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,321)	(1,321)	(381)
Other comprehensive income	-	-	-	-	(4)	5	1	5	6	2
Net income for the year	-	-	-	-	-	26	26	834	860	248
Comprehensive income for the year	-	-	-	-	(4)	31	27	839	866	250

Balance as at December 31, 2013	19,203,186	*	658	(169)	(202)	(373)	(86)	3,239	3,153	908

(*)           Represent an amount less than NIS 1.

(1)           Net of treasury shares.
(2)           Including reserve from transaction with non-controlling interests.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2011	2012	2013	2013
	NIS	NIS	NIS	US$
Cash flows from operating activities
Net income for the year	38	719	860	248

Adjustments:
Depreciation and amortization	2,984	2,367	2,014	580
Share of losses of equity accounted investees	216	245	252	72
Finance expenses (income), net	664	552	523	150
Capital gain (loss), net	2	(17)	(94)	(27)
Share-based compensation	176	72	29	8
Income tax expenses	656	556	524	151
Other	(19)	-	(22)	(6)

Change in inventory	(33)	74	9	3
Change in trade and other receivables	(755)	506	653	188
Change in trade and other payables	(163)	(199)	24	7
Changes in provisions	(64)	(41)	(19)	(5)
Changes in employee benefits	69	(144)	2	1
Change in deferred income	50	(31)	11	3
Net income tax paid, net	(649)	(662)	(625)	(180)

Net cash provided by operating activities	3,172	3,997	4,141	1,193

Cash flows from investing activities
Investment in intangible assets and
deferred expenses	(355)	(269)	(186)	(54)
Proceeds from the sale of property, plant
and equipment	266	305	312	90
Change in investments, net	(500)	(80)	(182)	(52)
Purchase of property, plant and equipment	(1,548)	(1,271)	(1,042)	(300)
Acquisition of investments and
long term loans	11	100	9	3
Other	51	55	56	16

Net cash used in investing activities	(2,075)	(1,160)	(1,033)	(297)

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2011	2012	2013	2013
	NIS	NIS	NIS	US$
Cash flows from financing activities
Proceeds from issuance of debentures
and loans received	5,610	785	1,667	480
Repayment of debentures and loans	(2,462)	(1,347)	(2,048)	(590)
Net short-term borrowing	(3)	-	-	-
Interest paid	(700)	(751)	(710)	(204)
Dividends to non-controlling interests	(2,171)	(2,119)	(1,987)	(572)
Transactions with non-controlling interest	(348)	(97)	75	21
Other	20	9	(2)	(1)

Net cash used in financing activities	(54)	(3,520)	(3,005)	(866)

Net increase (decrease) in cash and
cash equivalents	1,043	(683)	103	30
Cash and cash equivalents as at the
beginning of the year	404	1,447	764	220

Cash and cash equivalents as at the
end of the year	1,447	764	867	250

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

Internet Gold–Golden Lines Ltd. (“the Company”) is an Israeli resident company organized in Israel. The address of the Company’s registered office is: 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2012, comprise the Company and its subsidiaries (together referred to as the Group). The Company holds the majority of the outstanding shares of B Communications Ltd. ("B Communications"). The Company is a subsidiary of Eurocom Communications Ltd. (“Eurocom” or “the Parent Company”) and its ultimate parent is Eurocom Holdings (1979) Ltd.

On April 14, 2010, B Communications completed the acquisition of 30.44% of the outstanding shares of Bezeq - The Israel Telecommunications Corp. Limited. (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel-Aviv stock exchange.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

Note 2 - Basis of Preparation

A.           Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for to be issued by the Company’s Board of Directors on April 27, 2014.

B.           Definitions

In these financial statements -

(1)           The Company: Internet Gold – Golden lines Ltd.

(2)	The Group: Internet Gold – Golden lines Ltd. and its subsidiaries, as listed in Note 11 - Investees.

(3)	B Communications: B Communications Ltd. and its subsidiaries, as listed in Note 11 - Investees.

(4)           Bezeq: Bezeq - The Israel Telecommunication Corporation Limited.

(5)	Bezeq Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as listed in Note 11 - Investees.

(6)	Pelephone: Pelephone Communications Ltd.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

B.           Definitions (cont’d)

(7)	Subsidiaries: Companies whose financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

(8)
Associates: Companies in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis, including DBS Satellite Services (1998) Ltd (“DBS”) and other associates that are immaterial.

(9)           Investees: Subsidiaries or associates.

(10)	Related party: As defined in IAS 24 (2009), Related Party Disclosures.

(11)	Israeli CPI: The consumer price index as published by the Israeli Central Bureau of Statistics.

C.           Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

D.           Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at December 31, 2013, have been presented in dollars, translated at the representative rate of exchange as at December 31, 2013 (NIS 3.471 = US$ 1.00). The dollar amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

E.           Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

*	Financial instruments, including financial derivative instruments, at fair value recognized through profit or loss.
*	Financial assets classified as available-for-sale at fair value.
*	Inventories measured at the lower of cost or net realizable value.
*	Equity-accounted investments.
*	Deferred tax assets and liabilities.
*	Provisions.
*	Liabilities for employee benefits.
*	Liabilities for cash-settled share-based payment arrangements.

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies. The methods used to measure fair value are specified in Note 16G.

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

Use of estimates and judgments

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

Significant estimates and judgments made when applying accounting policies and changes in these estimates and assumptions that could potentially have a material effect on the financial statements are as follows:

Subject	Main assumptions	Possible implications	Reference
Useful life of property, plant and equipment and intangible assets	Useful life of property, plant and equipment and intangible assets	Change in the value of property, plant and equipment and intangible assets and in depreciation and amortization expenses	Note 8
Deferred taxes	Assumption of projected future realization of the tax asset	Recognition or reversal of deferred tax asset in profit or loss	Note 18
Uncertain tax positions
The Group’s uncertain tax positions and the risk of incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience
		Recognition of additional or open income tax expenses	Note 18
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim and recognition of income/expense, respectively	Note 14 and Note 19
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash generating units	Recognition of impairment loss	Note 9
Provision for doubtful debts	Assessment of the risk of non-collection of trade receivables	Recognition or reversal of doubtful debt expense and recognition of lost debt expense	Note 16
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and churn rate	Increase or decrease in the post-employment defined benefit obligations	Note 17

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

H.	Use of estimates and judgment (cont'd)

Subject	Main assumptions	Possible implications	Reference
Indications of impairment in an associate with cash-generating units	There are no indications of impairment	Recognition of loss from investment impairment in an associate or a cash-generating unit	Note 11

Determination of fair value

When preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities. Further information about the assumptions made in determining fair values is disclosed in Note 16G regarding fair value.

I.	Changes in accounting policies

As of January 1, 2013, the Group applies the new standards and amendments described below:

•	A new suite of financial reporting standards on consolidation of financial statements (IFRS 10), joint arrangements (IFRS 11) and disclosure of involvement with other entities (IFRS 12);
•	IFRS 13, Fair Value Measurement;
•	Amendment to IAS 19, Employee Benefits;
•	Amendment to IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets. The Group has chosen an early application of the amendment to IAS 36.

Application of the new standards did not have a material effect on the Group's financial statements, including IFRS 10, regarding assessment of the absence of the Bezeq's control of DBS and the Company’s de-facto control in Bezeq. As a result of retrospective application by way of restatement of the amendment to IAS 19, the Company restated the statements of income for 2011 and 2012 and recognized an increase in net income of NIS 8 and NIS 3, respectively. In addition, as at January 1, 2011, December 31, 2011, and December 31, 2012, the Company recognized a decrease in equity attributable to equity holders of the Company of NIS 4, NIS 2 and NIS 1, respectively and a decrease in non-controlling interests of NIS 12, NIS 6 and NIS 4, respectively.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by Group entities for all periods presented in these consolidated financial statements, except as described in the section referring to changes in accounting policy in Note 2I above.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

A.	Consolidation of the financial statements and investments in associates

(1)	Business combinations

Business combinations are accounted for by applying the acquisition method. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed or has rights to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taking into account when assessing control.

(2)	Transactions eliminated on consolidation

Intra-group balances and income and expense arising from intra-group transactions are eliminated in the preparation of the consolidated financial statements.

(3)	Non-controlling interests

Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in equity. The Group elected to present the difference under capital reserve for transactions with non-controlling interests. The amount of the adjustment to non-controlling interests is calculated as a proportionate amount of only the identifiable net assets of the subsidiary. This view interprets interests in a subsidiary as related to identifiable assets only because non-controlling interests have been initially recognized only in respect of identifiable assets.

(4)	Associates (accounted for by the equity method)

Associates are those entities in which the Group has significant influence, but not control, over financial and operating policy. In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. For further information about recognition of impairment loss for these investments, see note 3.J below.

When the Group holds additional long-term interests in the associate (such as loans), which are a part of the Group’s net investment in the associate, and when the Group’s proportionate share in the additional interests is different from the Group’s share in the equity of the associate, the Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of the Group's participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests ("the Levels Method"). If, subsequently, the Group recognizes its share in the profits of the associate, the Group will recognize its share in the profits up to the amount of the cumulative losses previously recognized.

Bezeq’s investment in long-term loans of DBS is recognized as described above. See Note 11A below.

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

Non-derivative financial assets include mainly investments in exchange traded notes, financial funds, exchange traded funds (“ETFs"), debt instruments, shares, trade and other receivables, and cash and cash equivalents.

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

(2)	Classification of financial assets and the accounting treatment in each group

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(2)	Classification of financial assets and the accounting treatment in each group (cont'd)

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

(3)	Non-derivative financial liabilities

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

(5)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(6)	Change in terms of debt instruments

An exchange of debt instruments having substantially different terms, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

(7)	Derivative financial instruments including hedge accounting

a.	Hedge accounting

The Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI and exchange rate risks.

Forward contracts are measured at fair value. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(8)	Share capital

a.	Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

b.	Treasury shares

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

D.	Property, plant and equipment (cont'd)

(1)	Recognition and measurement

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

Spare parts, servicing equipment and stand-by equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment under IAS 16, otherwise they are classified as inventory.

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

The estimated useful lives for the current period are as follows:

	Years	Principal depreciation rate (%)

NGN equipment	10	10
Transmission and power equipment	4-10	13
Network	12-25	6
Subscriber equipment and installations	3-6	25
Motor vehicles	6-7	16
Internet equipment	4	25
Office and general equipment	5-14	13
Electronic equipment, computers and internal
communication systems	3-7	23
Cellular network	4-10	10
Buildings	25	5
Submarine communications cable	4-25	4

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

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Development expenses	3 - 10 years
Other rights	2 - 13 years, depending on the useful life
Frequency usage rights	Over the term of the license for about 14 years starting from the use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the program
Customer relationships	10 years

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

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met: (1) The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and (2) The arrangement contains rights to use the asset. If, in accordance with these terms, the Group determines that the agreement does not contain a lease, the agreement is accounted for as a service agreement and payments for the service are recognized in profit or loss on a straight line basis, over the service period.

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

Inventories are measured at the lower of cost or net realizable value. The Group elected to recognize the cost of inventories according to the moving average method.

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

Measurement of recoverable amount
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

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

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts.

The Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees.

b.	Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value and the fair value of any plan assets is deducted.

The discount rate is the yield at the reporting date on Israel Government debentures denominated in the same currency, that have maturity dates similar to the terms of the Group’s obligations. The calculation is performed annually by a qualified actuary.

Net interest costs on a defined benefit plan are calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability.

The Group elected to recognize the interest costs that were recognized in the statement of income under financing expenses.

Re-measurement of the net defined benefit liability comprises actuarial gains and losses and the return on plan assets (excluding interest). Re-measurements are recognized immediately directly in retained earnings through other comprehensive income.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

K.	Employee benefits (cont'd)

(1)	Post-employment benefits (cont'd)

b.	Defined benefit plans (cont'd)

When the benefits of a plan are improved or reduced, the portion of the increased benefit relating to past service by employees or the gain or loss from the reduction are recognized immediately in the statement of income when the plan improvement or reduction occurs.

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

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on the date when the benefits are expected to be to be wholly settled.

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

The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is re-measured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized in the statement of income. The Group elected to recognize the changes in fair value of the liabilities under salary expenses.

L.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation.

(1)	Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

a.	More likely than not - more than 50% probability

b.	Possible - probability higher than unlikely and less than 50%

c.	Remote - probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, among other things, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a few recently filed legal proceedings for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 19 describe the amount of additional exposure due to contingent liabilities that are likely to be realized.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

L.	Provisions (cont'd)

(2)	Site dismantling and clearing costs

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

The Group's revenues are mainly composed of revenues from fixed-line communication services, cellular services, international communication services, customer service centers, communication services for other operators, sales and installation of communication equipment and internet services. Revenues are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

(1)	Equipment sales

Revenues from sales of terminal equipment are recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably and the Group companies have no continuing involvement with the goods.

Revenues from the sale of terminal equipment to subscribers in long-term credit arrangements are recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the market interest rate for transactions of this kind (see Note 7). Financing income in respect of these transactions is recognized in the statement of income over the period of the installments using the effective interest method.

(2)	Revenues from services

Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is probable. Revenues from calls, including revenues from prepaid call cards, are recognized when the call is made by the customer.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

M.	Revenues (cont'd)

(3)	Multi-component sales agreements

Most of the transactions of sale of terminal equipment together with receiving cellular communication services do not include commitments for a defined period and a penalty for early termination; therefore there is no legal connection between the components that are sold. The Group recognizes revenues from these transactions according to the selling price of the terminal equipment or service when they are sold separately.

For multi-component transactions in which terminal equipment is sold together with the customer's undertaking to receive services, the Group applies the relative fair value method. Allocation of revenues to a supplied component is limited to the amount of the consideration that is not contingent upon the supply of additional components.

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

In the statement of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. The Group elected to present interest and linkage differences paid for loans and debentures under cash flows used for financing activities.

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

Deferred taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

●	Initial recognition of goodwill.

●	Initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit.

●	Carry-forward losses that are not expected to be utilized in the foreseeable future.

●	Differences arising from investment in subsidiaries and associates, if it is probable that they will not reverse in the foreseeable future and if the Group controls the date of reversal.

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

R.           New standards and interpretations not yet adopted

(1)	IFRS 9 (2010 and 2013), Financial Instruments

The Standard replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities and for hedge accounting. The mandatory effective date of the Standard has not yet been determined. Early application is permitted, subject to the conditions set out in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. The Group is examining the effects of adopting the Standard on the financial statements.

(2)	Amendment to IAS 32, Financial Instruments: Presentation

The Amendment clarifies guidelines for setting-off financial assets and liabilities in IAS 32. The Amendment is applicable retrospectively for annual periods beginning on or after January 1, 2014. The Group estimates that application for the first time of the Amendment will not have a material impact on the financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting

The Group operates in various segments in the communications sector and every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group's management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns. The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly with respect to the technology and competition in the segment in which it operates. Accordingly, the separable components in the Group are each company in the Group.

Bezeq’s investment in DBS is accounted for using the equity method. The Group reports multichannel television as an operating segment without adjustment to ownership percentage.

Based on the above, the business segments of the Group are as follows:

-           Bezeq - The Israel Telecommunication Corp. Ltd.: fixed line domestic communications
-           Pelephone Communications Ltd.: cellular communications
-           Bezeq International Ltd.: international communications, internet services and network end point
-           DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the "Other" item. Other operations include call service centers (Bezeq Online), portal operations and content sites and online trading sites (Walla!). These operations are not recognized as reporting segments as they do not fulfill the quantitative thresholds. The Group’s investment in Stage One Venture Capital Fund is presented under adjustments.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

A.           Operating Segments (cont’d)

	Year ended December 31, 2011
	Domestic fixed–line communications	Cellular communications	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,371	5,454	1,288	1,619	236	(1,616)	11,352
Inter-segment revenues	277	94	66	-	41	(454)	24
Total revenue	4,648	5,548	1,354	1,619	277	(2,070)	11,376
Depreciation and amortization	688	561	109	276	21	1,329	2,984
Segment results- operating income	1,708	1,360	241	295	3	(2,115)	1,492
Finance income	304	105	9	23	-	56	497
Finance expenses	(533)	(67)	(11)	(547)	(5)	84	(1,079)
Total finance income (expense), net	(229)	38	(2)	(524)	(5)	140	(582)
Segment profit (loss) after finance expenses, net	1,479	1,398	239	(229)	(2)	(1,975)	910
Share in losses of equity-accounted investee	-	-	1	-	-	(217)	(216)
Segment profit (loss) before income tax	1,479	1,398	240	(229)	(2)	(2,192)	694
Income tax	369	342	58	1	4	(118)	656
Segment results - net profit (loss)	1,110	1,056	182	(230)	(6)	(2,074)	38

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

A.           Operating Segments (cont’d)

	Year ended December 31, 2012
	Domestic fixed–line communications	Cellular communications	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,339	4,371	1,286	1,636	256	(1,636)	10,252
Inter-segment revenues	291	97	54	-	36	(452)	26
Total revenue	4,630	4,468	1,340	1,636	292	(2,088)	10,278
Depreciation and amortization	730	531	136	248	25	697	2,367
Segment results- operating income	1,929	892	219	253	(13)	(1,345)	1,935
Finance income	312	146	10	2	-	112	582
Finance expenses	(581)	(101)	(18)	(563)	(7)	273	(997)
Total finance income (expense), net	(269)	45	(8)	(561)	(7)	385	(415)
Segment profit (loss) after finance expenses, net	1,660	937	211	(308)	(20)	(960)	1,520
Share in losses of equity-accounted investee	-	-	1	-	-	(246)	(245)
Segment profit (loss) before income tax	1,660	937	212	(308)	(20)	(1,206)	1,275
Income tax	463	239	52	2	(3)	(197)	556
Segment results - net profit (loss)	1,197	698	160	(310)	(17)	(1,009)	719
Additional information:
Segment assets	8,098	4,704	1,251	1,387	288	3,237	18,965
Goodwill	-	-	6	-	87	2,743	2,836
Investment in equity-accounted investee	-	-	2	-	-	1,003	1,005
Segment liabilities	11,697	1,735	436	5,349	258	(149)	19,326
Investments in property, plant and equipment
and intangible assets	945	397	169	324	32	(324)	1,543

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

A.           Operating Segments (cont’d)

	Year ended December 31, 2013
	Domestic fixed–line communications	Cellular communications	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,198	3,741	1,365	1,633	241	(1,633)	9,545
Inter-segment revenues	280	68	68	2	21	(421)	18
Total revenue	4,478	3,809	1,433	1,635	262	(2,054)	9,563
Depreciation and amortization	683	458	130	263	31	449	2,014
Segment results – operating income	1,991	608	227	268	(4)	(1,058)	2,032
Finance income	314	137	9	7	-	68	535
Finance expenses	(534)	(46)	(23)	(654)	(6)	332	(931)
Total finance income (expense), net	(220)	91	(14)	(647)	(6)	400	(396)
Segment profit (loss) after finance expenses, net	1,771	699	213	(379)	(10)	(658)	1,636
Share in losses of equity-accounted investee	-	-	1	-	-	(253)	(252)
Segment profit (loss) before income tax	1,771	699	214	(379)	(10)	(911)	1,384
Income tax	408	178	56	2	5	(125)	524
Segment results - net profit (loss)	1,363	521	158	(381)	(15)	(786)	860
Additional information:
Segment assets	7,767	4,126	1,248	1,617	232	2,580	17,570
Goodwill	-	-	6	-	87	2,732	2,825
Investment in equity-accounted investee	-	-	3	-	14	998	1,015
Segment liabilities	11,234	1,242	440	5,960	249	(868)	18,257
Investments in property, plant and equipment
and intangible assets	777	335	106	327	19	(327)	1,237

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
	2011	2012	2013
	NIS	NIS	NIS
Revenue
Revenue from reporting segments	13,169	12,074	11,355
Revenue from other segments	277	292	262
Elimination of revenue from inter-segment sales
except for revenue from sales to an associate
reporting as a segment	(454)	(452)	(421)
Elimination of revenue for a segment classified
as an associate	(1,616)	(1,636)	(1,633)
Consolidated revenue	11,376	10,278	9,563

	Year ended December 31,
	2011	2012	2013
	NIS	NIS	NIS
Profit or loss
Operating income for reporting segments	3,604	3,293	3,094
Elimination of expenses from a segment
classified as an associate	(295)	(253)	(268)
Financing expenses, net	(582)	(415)	(396)
Share in the losses of equity-accounted investees	(216)	(245)	(252)
Profit (loss) for operations classified in other
categories	3	(13)	(4)
Depreciation and amortization of intangible
assets resulting from the Bezeq PPA adjustments	(1,786)	(1,055)	(768)
Other adjustments	(34)	(37)	(22)
Consolidated profit before income tax	694	1,275	1,384

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (cont'd)

	December 31,
	2012	2013
	NIS	NIS
Assets
Assets from reporting segments	15,448	14,767
Assets attributable to operations in other categories	375	333
Goodwill not attributable to segment assets	2,743	2,732
Investment in an equity-accounted investee (mainly loans)
reported as a segment	1,003	998
Cancellation of assets for a segment classified as an associate	(1,387)	(1,617)
Inter-segment assets	(761)	(538)
Assets resulting from the Bezeq PPA, net	4,506	3,738
Assets attributable to a non-reportable segment	879	997

Consolidated assets	22,806	21,410

	December 31,
	2012	2013
	NIS	NIS
Liabilities
Liabilities from reporting segments	19,217	18,876
Liabilities attributable to operations in other categories	258	249
Cancellation of liabilities for a segment classified as an associate	(5,349)	(5,960)
Inter-segment liabilities	(820)	(566)
Liabilities resulted from the Bezeq PPA, net	1,189	1,025
Liabilities attributable to a non-reportable segment	5,131	4,633
Other adjustments	(300)	-

Consolidated liabilities	19,326	18,257

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Cash and Cash Equivalents

As at December 31, 2012 and December 31, 2013, cash and cash equivalents include mainly bank deposits with a maturity of up to 19 days.

Note 6 - Investments, Including Derivative Financial Instruments

	December 31
	2012	2013
	NIS	NIS
Current investments
Financial assets held for trading	1,536	1,735
Monetary funds	-	100
Derivative instruments and other investments	14	30
Bank deposits	105	3

	1,655	1,868

Financial assets held for trading include investments in ETFs and monetary funds that are designated for trading and are presented at fair value as at the reporting date. Investments in ETFs are repayable during 2014 and the bank deposit is repayable in April 2014.

As at December 31, 2012 and December 31, 2013, non-current investments mainly consist of a bank deposit that is used for providing loans to Bezeq's employees, with a maturity date that has yet to be determined.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Trade and Other Receivables

A.	Composition of trade and other receivables

	December 31
	2012	2013
	NIS	NIS
Trade receivables, net
Outstanding debts	847	915
Credit cards and checks receivable	422	416
Unbilled receivables	305	277
Current maturities of long-term receivables	1,331	993
Related parties	22	50
Total trade receivables	2,927	2,651
Other receivables and current tax assets
Prepaid expenses	110	127
Other receivables	219	143
Current tax assets	-	77
Total other receivables	329	347
Long-term trade and other receivables
Trade receivables- open debts (1)	992	639
Trade receivables- associate	34	2
Long term receivables (from real estate sales)	48	11
	1,074	652
	4,330	3,650

(1)
Discounted interest rates for long-term trade payables are based the estimated credit risk of trade payables. The discounted interest rates used by the Bezeq Group in 2013 are 4.14%-5.27% (in 2012: 5.41%- 6.15%).

Long-term trade and other receivables are repayable up to 2017.

B.           Change in provision for doubtful debts during the year

	December 31
	2012	2013
	NIS	NIS
Balance at January 1	85	99
Impaired loss recognized	51	41
Lost debts	(37)	(102)
Balance at December 31	99	38

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 - Property, Plant and Equipment

		Switching
		Transmission,			Office
		power,			equipment,
		Cellular,			computers
	Land and	And satellite	Network	Subscriber	and
	buildings	equipment	equipment	equipment	vehicles	Total
	NIS	NIS	NIS	NIS	NIS	NIS
Cost
Balance as at January 1, 2012	1,157	3,279	4,122	509	725	9,792
Additions	58	508	473	150	97	1,286
Disposals (including transfers to
assets held for sale)	(98)	(79)	(85)	(11)	(11)	(284)
Balance as at December 31, 2012	1,117	3,708	4,510	648	811	10,794

Balance as at January 1, 2013	1,117	3,708	4,510	648	811	10,794
Additions	41	408	341	166	75	1,031
Disposals (including transfers to
assets held for sale)	(154)	(16)	(53)	(22)	(44)	(289)
Balance as at December 31, 2013	1,004	4,100	4,798	792	842	11,536

Depreciation and impairment losses
Balance as at January 1, 2012	112	711	1,375	175	276	2,649
Depreciation for the year	74	551	416	126	138	1,305
Disposals (including transfers to
assets held for sale)	(11)	(42)	(10)	(4)	(4)	(71)
Balance as at December 31, 2012	175	1,220	1,781	297	410	3,883

Balance as at January 1, 2013	175	1,220	1,781	297	410	3,883
Depreciation for the year	76	600	255	152	116	1,199
Disposals (including transfers to
assets held for sale)	(10)	(10)	(18)	(20)	(29)	(87)
Balance as at December 31, 2013	241	1,810	2,018	429	497	4,995

Carrying amounts
As at January 1, 2012	1,045	2,568	2,747	334	449	7,143
As at December 31, 2012	942	2,488	2,729	351	401	6,911
As at December 31, 2013	763	2,290	2,780	363	345	6,541

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 - Property, Plant and Equipment (cont’d)

A.
The residual value of the Bezeq Group’s copper cables is assessed at the end of each reporting period. The residual value is NIS 359 and NIS 228 as at December 31, 2012 and December 31, 2013, respectively. The change in the residual value is not expected to have a material effect on future depreciation expenses.

B.
Bezeq Group companies review the useful life of the property, plant and equipment through the depreciation committees, in order to determine the estimated useful life of their equipment. Following the findings of the committees, minor changes were made in the estimated useful life of certain assets.

C.
Most of the real estate assets used by Bezeq are leased under a capitalized finance lease from the Israel Lands Administration for 49 years beginning as of 1993, with an option for an extension of another 49 years. The lease rights are amortized over the term of the lease period.

D.	Bezeq has started to install a fiber-optic network that will reach as close as possible to customer homes. The investment, which is not presently operational, amounts to NIS 98.

E.	At the reporting date, there are commitments to purchase property, plant and equipment in the amount of NIS 98.

F.
In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq - The Israel Telecommunication Corp. Ltd.), 1997, approval from the Minister of Communications is required to confer rights in some of Bezeq's assets (switches, cable network, transmission network, and information and databases).

G.
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

(2)	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

H.	For information about liens for loans and borrowings, see Note 12.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets

						Subscribers
						acquisition
		Customer		Computer		costs and
	Goodwill	relationships	Brand name	software	Licenses	other	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Cost
Balance as at January 1, 2012	2,836	5,163	1,310	808	351	199	10,667
Acquisitions or additions from independent development	-	-	-	227	-	35	262
Disposals	-	-	-	(54)	-	-	(54)

Balance as at December 31, 2012	2,836	5,163	1,310	981	351	234	10,875

Balance as at January 1, 2013	2,836	5,163	1,310	981	351	234	10,875
Acquisitions or additions from independent development	-	-	-	166	-	17	183
Disposals	(11)	-	-	(10)	(1)	(28)	(50)

Balance as at December 31, 2013	2,825	5,163	1,310	1,137	350	223	11,008

Amortization and impairment losses
Balance as at January 1, 2012	-	2,062	18	307	53	142	2,582
Amortization for the year	-	756	12	191	28	54	1,041
Balance as at
December 31, 2012	-	2,818	30	498	81	196	3,623

Balance as at January 1, 2013	-	2,818	30	498	81	196	3,623
Amortization for the year	-	566	12	153	28	30	789
Disposals	-	-	-	(10)	-	(7)	(17)

Balance as at December 31, 2013	-	3,384	42	641	109	219	4,395
Carrying amounts
As at January 1, 2012	2,836	3,101	1,292	501	298	57	8,085
As at December 31, 2012	2,836	2,345	1,280	483	270	38	7,252
As at December 31, 2013	2,825	1,779	1,268	496	241	4	6,613

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

Total value of goodwill attributable to each cash-generating unit:

	December 31
	2012	2013
	NIS	NIS
International communications and
internet services	181	181
Domestic fixed-line communications	1,283	1,283
Cellular telephone	1,217	1,217
others	155	144
Total	2,836	2,825

Goodwill impairment testing by B Communications

For the purpose of impairment testing, goodwill is allocated to B Communications’ cash generating units (hereinafter - “CGU”) which represent the lowest level within B Communications at which the goodwill is monitored for internal management purposes. Several goodwill balances result from the requirement to recognize a deferred tax liability on business combination, calculated as the difference between the tax effect of the fair value of the acquired assets and liabilities, and their tax bases. For the purpose of testing this goodwill for impairment, any of the related deferred tax liabilities recognized on acquisition that remain at the balance sheet date are treated as part of the relevant CGU. The annual impairment testing date is December 31.

The recoverable amount of each CGU was based on the Discounted Cash Flow (DCF) method under the Income Approach. Value in use of the traditional voice and broadband CGUs was determined by discounting the future cash flows generated from the continuing use of the CGUs and was based on the following key assumptions:

Domestic fixed line communications (Bezeq Fixed Line) -

—
Cash flows were projected based on actual operating results and additional information received from Bezeq's management upon request, and assumptions regarding changes in revenue mix (traditional telephony and internet) and investments required. The anticipated annual revenue growth included in the cash flow projections varied from approximately minus 5% to approximately minus 1% for the years 2013 to 2017.

—	A pre-tax discount rate of 14.1% (equivalent to a post tax discount rate of 10.5%) was applied in determining the recoverable amount of the CGU.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 1%.

The estimated recoverable amount of Bezeq Fixed Line's CGU exceeds its carrying amount by approximately NIS 1.7 billion. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the individual value of these two assumptions that is required in order for the estimated recoverable amount to be equal to the carrying amount.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

2013
%

Post-tax discount rate	12.2
Terminal year's anticipated annual
revenue growth	(1.4)

Cellular telephones (Pelephone) -

—
Cash flows were projected based on actual operating results and additional information received from Pelephone's management upon request, and assumptions regarding changes in revenue mix (income from services and from end user devices) and investments required. The anticipated annual revenue growth included in the cash flow projections varied from approximately minus 5% to approximately a positive 5% for the years 2014 to 2018.

—	A pre-tax discount rate of 13.6% (equivalent to a post tax discount rate of 11.0%) was applied in determining the recoverable amount of the units.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 2.5%.

The estimated recoverable amount of Pelephone's CGU exceeds its carrying amount by approximately NIS 363. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the individual value of these two assumptions that is required in order for the estimated recoverable amount to be equal to the carrying amount.

2013
%

Post-tax discount rate	11.4
Terminal year's anticipated annual
revenue growth	1.9

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

International communications and Internet services (Bezeq International) -

—
Cash flows were projected based on actual operating results and additional information received from Bezeq International's management upon request, and assumptions regarding revenue growth and investments required. The anticipated annual revenue growth included in the cash flow projections varied from about 1% to 3% for the years 2014 to 2018.

—	A pre-tax discount rate of 16.2% (equivalent to a post tax discount rate of 12.2%) was applied in determining the recoverable amount of the CGU.
—	The terminal year's anticipated annual revenue growth included in the cash flow projections was 1%.

The estimated recoverable amount of Bezeq International's CGU exceeds its carrying amount by approximately NIS 125. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the individual value of these two assumptions that is required in order for the estimated recoverable amount to be equal to the carrying amount.

2013
%

Post-tax discount rate	13.0
Terminal year's anticipated annual
revenue growth	(0.3)

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data).

Note 10 - Deferred and Other Expenses

Deferred expenses include prepaid expense amounts for acquisition of an indefeasible right of use (IRU) of submarine communication cable capacities. The prepaid expense is amortized on a straight-line basis up to 2022 and 2027 according to the period set out in the agreements.

Note 11 - Investees

A.	Equity-accounted associates

1.
The Group's investment in associates as at December 31, 2013 includes Bezeq's investment in DBS (a company registered and operating in Israel that provides multichannel television services) amounting to NIS 979 and from investments in other immaterial associates amounting to NIS 36.

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

In accordance with the approval granted by the Antitrust Authority in March 2010 to the controlling shareholder of Bezeq (who indirectly holds shares in DBS) for acquisition of core control in Bezeq, the controlling shareholder was required to transfer to the trustee the voting rights conferred by these shares in accordance with the terms set out in the transaction for acquisition of control in Bezeq, whereby, among other things, the trustee will treat these shares as if it were the owner. The Antitrust Commissioner's approval of acquisition of control in Bezeq was subject, among other things, to the sale of the controlling shareholder's holdings in DBS within a specified time period.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.           Equity-accounted associates (cont'd)

On November 6, 2013, the Antitrust Authority issued draft conditions for approval of the merger between Bezeq and DBS for public comment (until November 28, 2013). Bezeq's Board of Directors resolved that it was interested in principle, to examine the possibility of increasing its holdings in DBS, subject to due diligence, including with respect to the terms to be established by the Antitrust Authority. For this purpose, Bezeq's Board of Directors formed a subcommittee composed exclusively of outside directors to address the matter, taking into account the possibility that this would involve a transaction with its controlling shareholder.

On March 26, 2014, subsequent to the balance sheet date, the Antitrust Commissioner issued a decision ("the Decision") according which upon fulfillment of the terms specified in the Decision the restrictions imposed on the Eurocom Group with regards to its continued holdings in DBS would be removed, and the merger between Bezeq and DBS is permitted. Bezeq is studying the Decision and the terms specified therein.

3.
Following is a Summary of the statement of DBS's financial position and statement of income (without adjustment for ownership rates held by Bezeq) and information about the composition of Bezeq's investment in DBS and Bezeq's share in DBS's losses:

Condensed statement of financial
position
	December 31
	2012	2013
	NIS	NIS

Current assets	164	291
Non-current assets	1,223	1,326
Total assets	1,387	1,617
Current liabilities	801	970
Non-current liabilities	4,548	4,990
Total liabilities	5,349	5,960

Accumulated deficit as reported by DBS	(3,962)	(4,343)
Adjustments for inclusion in the Company's
financial statements (for shareholders'
loans and surplus cost)	1,400	1,476
Equity balance for recognizing an
investment in the Company's financial
statements	(2,562)	(2,867)

Bezeq's share in DBS's equity - 49.78%	(1,275)	(1,427)
Goodwill	814	814
Bezeq's share in shareholders loans	1,742	1,968
Adjustment of Bezeq's share in the
accumulated deficit for application of the
Levels Method (see 3.A(4))	(278)	(376)
Carrying amount of investment	1,003	979

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.           Equity-accounted associates (cont'd)

Condensed statement of income
	December 31
	2012	2013
	NIS	NIS

Revenues	1,636	1,635
Comprehensive loss for the year as
reported by DBS	(312)	(381)
Adjustments for inclusion in Bezeq's
financial statements (for shareholders'
loans and surplus cost)	14	77
Comprehensive loss for the year for
the recognition of losses in Bezeq's
financial statements	(298)	(304)
Bezeq's share in the loss according to rate
of its holding in the equity of DBS-
49.78%	(148)	(151)
Adjustment of Bezeq's share in the losses
for application of the Levels Method (see see 3.A(4))	(99)	(99)
Bezeq's share in the comprehensive loss as
reported in the statement of income	(247)	(250)

Bezeq's weighted average rate in DBS's losses in 2013 is 82% (in 2012, 83%).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

4.	Following are details of Bezeq’s loans to DBS:

	December 31, 2012		December 31, 2013
		Value		Value
		according		according
		to the		to the
	Carrying	terms of	Carrying	terms of
	amount	the loans	amount	the loans
	NIS	NIS	NIS	NIS

CPI-linked loans (1)	73	1,190	90	1,213
CPI-linked loans, bearing
interest at a rate of 5.5% (2)	240	331	270	356
CPI-linked loans, bearing
interest at a rate of 11% (2)	1,429	1,426	1,608	1,613
	1,742	2,947	1,968	3,182

(1)	Loans provided to DBS until July 10, 2002 (“the Old Shareholders’ Loans”) are linked to the CPI, do not have a repayment date and do not bear interest.

(2)
In accordance with the agreement between DBS and its shareholders as at December 30, 2002, it was decided that the loans provided by certain shareholders (including Bezeq) to DBS commencing July 10, 2002 ("the New Shareholders' Loans"), will have preference over the Old Shareholders Loans. In accordance with the agreement, the New Shareholders Loans will be eligible for full settlement by DBS before any dividend is distributed by DBS and/or the repayment of the Old Shareholders Loans provided to DBS by its shareholders and subject to the cash flows and liabilities of DBS under its agreements with the banks and certain shareholders. No repayment dates were set for the New Shareholders' Loans as well.

5.	Financial position of DBS:

a.
Since commencing its operations, DBS has accumulated considerable losses. The losses in 2012 and 2013 amounted to NIS 310 and NIS 381, respectively. As a result of these losses, the accumulated deficit and working capital deficit of DBS as at December 31, 2013 totaled NIS 4.3 billion and NIS 678, respectively.

b.	In 2013, DBS issued debentures by expanding its existing series in the amount of NIS 341.

c.	In October 2013, Standard & Poor's Maalot confirmed a rating of ilA- for DBS and for all its debentures with a stable outlook.

d.	As at December 31, 2013, DBS was in compliance with the financial covenants under the financing agreements and the debentures.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

5.	Financial position of DBS: (cont’d)

e.
The management of DBS believes that the financial resources available to it, that include its working capital deficit and its potential to raise additional debt, will be sufficient for its operating needs in the coming year based on the forecasted cash flow approved by DBS’s board of directors. If additional resources will be required in order to meet its operational requirements for the coming year, DBS will adjust its operations so that no additional resources beyond those available to it will be required.

6.	Financial covenants and stipulations applicable to DBS and restrictions on distribution of dividend and repayment of shareholders loans:

a.	DBS issued three debenture series and is party to a financing agreement with a consortium of banks, as described below:

Carrying amount as at
December 31, 2013
NIS
Debentures (Series A)	504
Debentures (Series B)	809
Debentures 2012	367
Bank loans	36
1,716

b.	Restrictions and covenants by virtue of debentures (Series A)

Debentures (Series A) were issued in 2007 to institutional investors and listed on the TACT-Institutional system of the Tel Aviv Stock Exchange ("Debentures (Series A)"), under a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Trustee A" and "Deed of Trust A", respectively).

Deed of Trust A stipulates that DBS may register first liens in favor of additional holders of debentures which it might issue and/or add them to liens in favor of the trustee without agreement from the trustee, provided that the ratio between DBS's total debt (as defined in the deed of trust and after issue of the above debentures, including the proceeds thereof)) at the end of the quarter preceding the issue, and its EBITDA in the 12 months ending at the end of the last calendar quarter, does not exceed 6.5. Deed of Trust A defines the total debt as the debts of DBS which are secured by a first lien, unlimited in amount, on all the assets of DBS, pari passu with the collateral created by DBS in favor of holders of Debentures (Series A).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

6.	Financial covenants and stipulations applicable to DBS and restrictions on distribution of dividend and repayment of shareholders loans: (cont’d)

b.	Restrictions and covenants by virtue of debentures (Series A) (cont’d)

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

To rate the debentures (Series A), DBS provided an undertaking to S&P Maalot (and to it alone) that it will not make any payment on account of the shareholder loans until the redemption date of the debentures (Series A).

c.	Restrictions and covenants by virtue of debentures (Series B)

Debentures (Series B) were issued to institutional investors in 2010 and listed on the TACT-Institutional system of the Tel Aviv Stock Exchange. Debentures (Series B) were increased in 2011, 2012 and 2013 under a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Deed of Trust B" and "Trustee B", respectively).

Deed of Trust B stipulates that DBS may register first liens in favor of holders of additional securities that it might issue (either by expanding the series or by issuing another series or other securities), and/or add them to liens in favor of the trustee, without the trustee's consent, provided that the rating does not fall below the rating of  Debentures (Series B) at that time (if their rating is no higher than their initial rating) and that ratio between the total debt of DBS (the debts of DBS that are secured by a first lien, unlimited in amount, on all the assets of DBS, pari passu with the collateral created by DBS in favor of holders of  Debentures (Series A), less cash amounts and monetary deposits available to DBS), after issue of these securities, taking into account the proceeds at the end of the quarter preceding the issue, and between its EBITDA (total operating profit of DBS from ordinary operations, before financing expenses and taxes, plus depreciation and amortization and plus exceptional non-recurring provisions and expenses) in the 12 months ending at the end of the last calendar quarter, does not exceed 5.7.

As at December 31, 2013, DBS is in compliance with the debt/EBITDA ratio set out in Deed of Trust B (as at December 31, 2013, the debt/EBIDTA ratio of DBS was 3.1).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

6.	Financial covenants and stipulations applicable to DBS and restrictions on distribution of dividend and repayment of shareholders loans: (cont’d)

c.	Restrictions and covenants by virtue of debentures (Series B) (cont'd)

Deed of Trust B defines standard events which, should they occur (subject to the extension periods set out in the deed of trust), will allow a call for immediate repayment of the debentures, subject to the provisions in the deed of trust. These events include the events set out in Deed of Trust A, with certain changes, and additional events, including failure to deliver the financial statements to the trustee on the dates set out in the deed, a decrease in the Company's holding in DBS below the minimum rate stipulated in the deed (provided DBS remains a private company), a merger with another company (except for with the Company or one of its subsidiaries), or the sale of most of its assets under conditions stipulated in the deed, cancellation of the broadcasting license or termination of communication activities, as well as non-compliance with the financial covenants set out in Deed of Trust B, according to which DBS is required to comply, each quarter, with a maximum debt/EBITDA ratio of 5.7 as described above.

Under Deed of Trust B, the right of DBS to distribute dividends and repay them at the expense of the shareholders loans is contingent on its compliance with the financial covenants, based on the ratio between the total secured debt and its EBITDA (as defined in Deed of Trust B and subject to the amendment period set out in the deed of trust). In respect of repayment of the shareholders’ loans, there is a further restriction whereby the repayment amount will not exceed the cumulative net profit of DBS from the beginning of 2011 onwards, less the financing expenses of DBS for the shareholders’ loans and less repayments and distributions.

In 2013, DBS carried out an increase of the outstanding debentures (Series B) in an amount of NIS 341.

d.	Restrictions and covenants of 2012 Debentures

Debentures were issued in 2012 to institutional investors, whereby the lenders provided DBS with a loan (2012 Debentures).

The 2012 Debentures stipulate various events (similar to the events stipulated in Deed of Trust B), which, should they occur (in some events after an extension period), establishes the right to call for immediate repayment of the loan, subject to the provisions of the deed of trust, including a call for immediate repayment (not initiated by DBS) of another series of debentures issued and/or which will be issued by DBS and/or of debts owed by DBS to a financial institution, subject to the terms set out in the debenture.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

6.	Financial covenants and stipulations applicable to DBS and restrictions on distribution of dividend and repayment of shareholders loans: (cont’d)

d.           Restrictions and covenants of 2012 Debentures (cont'd)

In accordance with the provisions of the 2012 Debentures, DBS is required to comply with two financial covenants every quarter (subject to the cure periods and cure conditions set out in 2012 Debentures), as follows: (a) compliance with the maximum debt/EBITDA ratio, which is the ratio between the total debt (the debts of DBS to financial institutions, as defined in the debenture) at the end of the relevant quarter and the EBITDA of DBS (defined in the 2012 Debenture as the total operating profit of DBS from ordinary operations, before financing expenses and taxes, plus depreciation and amortization and plus expenses included under investments in the financial statements of DBS as at December 31, 2010, whose classification was changed to expenses due to accounting policy or a directive from an authority, and plus provisions and extraordinary non-recurring expenses) in the 12 months ending in the relevant quarter; (b) compliance with the maximum debt/E-C ratio, which is the ratio between the total debt at the end of the relevant quarter and the E-C of DBS (which, according to 2012 Debentures, is the EBITDA of DBS in the 12 months ending at the end of that quarter, less the Capex of DBS in the same period). Capex is the amount of additions to property, plant and equipment, without deducting disposals and depreciation) in the 12 months ending at the end of that quarter.

As at December 31, 2013, the maximum debt/EBITDA ratio in accordance with 2012 Debenture was 5. DBS is in compliance with this covenant (as at December 31, 2013, the debt/EBITDA ratio was 2.8). As at December 31, 2013, the maximum debt/E-C ratio in accordance with 2012 Debentures was 9.5. DBS is in compliance with this covenant (as at December 31, 2013, the debt/E-C ratio was 7.9).

The 2012 Debentures also includes restrictions relating to the distribution of dividends and repayment of shareholders loans similar to the restrictions applicable under Deed of Trust B.

e.	Restrictions and conditions by virtue of the financing agreement with a consortium of banks

DBS is a party to a financing agreement with a consortium of banks from May 23, 2001, which was amended and re-expressed in July 2012 (hereinafter, respectively: “the Bank Financing Agreement” or “the Financing Agreement” and “the Banks”). With the entry into effect of the amended Financing Agreement, DBS repaid the full amount of the bank credit that was provided at that time.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

6.	Financial covenants and stipulations applicable to DBS and restrictions on distribution of dividend and repayment of shareholders loans: (cont’d)

e.	Restrictions and conditions by virtue of the financing agreement with a consortium of banks (cont’d)

In accordance with the Financing Agreement, a current credit facility of NIS 170 million and a hedging facility of $10 million were granted to DBS until the end of 2015. Use of these facilities is restricted to the total working capital requirements of DBS based on the formula established in the amended Financing Agreement, which is dependent on the trade receivables of DBS, unused broadcasting rights, depreciated cost of the decoders and the balance of trade payables of DBS in the financial statements.

In accordance with the amended Financing Agreement, DBS is required to comply with two financial covenants similar to those of 2012 Debentures every quarter, as described in Section D above. The amended Financing Agreement also stipulates restrictions relating to repayment of shareholders loans and distributions, which are set out in the 2012 Debentures (as described in section D above). These replace the restrictions that applied to date for repayment of the shareholders loans and the prohibition on carrying out a distribution.

The amended Financing Agreement further stipulated grounds for immediate repayment, including various breaches of the financing agreement, engaging in activities other than communication, liquidation and receivership proceedings against DBS, cancellation or suspension of the broadcasting license, unauthorized changes in ownership, breach of material agreements defined in the financing agreement, call for immediate repayment or the existence of grounds for immediate repayment of the amounts due from DBS to debenture holders, other banks or financial institutions as well as non-compliance with the financial covenants stipulated in the financing agreement. The Amended Financing Agreement also stipulates that the creation of liens and the raising of debt secured by liens (other than exceptions) are subject to the approval of the banks.

The Financing Agreement also determines mechanisms for the raising and lowering of interest rates.

f.	Liens

DBS created the following liens in favor of each of the lending banks and for Trustee A, Trustee B and the lenders in accordance with the 2012 Debentures ("the Institutional Lenders"):

1.
Unlimited floating first liens, for all DBS assets (other than exceptions arising from the Communications Law), including a stipulation that limits additional liens (subject to the exceptions set out in the financing agreements).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

A.	Equity-accounted associates (cont'd)

6.	Financial covenants and stipulations applicable to DBS and restrictions on distribution of dividend and repayment of shareholders loans: (cont’d)

f.	Liens (cont'd)

2.
Unlimited fixed first liens on the rights and assets of DBS, including its rights under material agreements to which it is a party, its unissued registered capital, goodwill, some intellectual property rights and insurance rights under its insurance policies. The fixed liens will not apply to exceptions arising from the Communications Law.

The collateral is in the form of first liens which are equal (pari passu) to each other. Creation of additional liens by DBS in favor of the banks is subject to the consent of the institutional lenders, unless these liens are also in favor of the institutional lenders. If the collateral is exercised and/or the assets secured by the collateral is disposed of, including by holders of other securities with a lien on those assets, the proceeds from the exercise will be distributed pro rata among all holders of the collateral, and each holder will receive a proportionate share of the proceeds equal to its proportionate share in the debt owed to it (as defined in the financing and debenture agreements), divided by the total debt secured by those assets.

In accordance with the deed of trust, the collateral created by DBS for Deed of Trust B may be canceled under the conditions that were stipulated.

7.           For the guarantees that Bezeq provided to DBS, see Note 21.D.

B.           Subsidiaries held directly and indirectly by the Company

1.	General

	Country of	Ownership
	incorporation	interest
2013
B Communications Ltd.	Israel	67.99%
Goldmind - media Ltd.	Israel	100%
Subsidiaries of B Communications Ltd.
B Communications (SP1) Ltd.	Israel	100%
B Communications (SP2) Ltd. (1)	Israel	100%
Bezeq - The Israel Telecommunication Corp. Limited	Israel	30.91%
Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited.
Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
Bezeq Online Ltd.	Israel	100%
Bezeq Zahav (Holdings) Ltd.	Israel	100%
Walla! Communications Ltd.	Israel	100%
Stage One Venture Capital Fund	Israel	71.8%

(1) Held by B Communication (SP1) Ltd.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont’d)

B.	Subsidiaries held directly and indirectly by the Company (cont'd)

1.	General (cont'd)

	Country of	Ownership
	incorporation	interest
2012
B Communications Ltd.	Israel	79.94%
Goldmind - media Ltd.	Israel	100%
Subsidiaries of B Communications Ltd.
B Communications (SP1) Ltd.	Israel	100%
B Communications (SP2) Ltd. (1)	Israel	100%
Bezeq - The Israel Telecommunication Corp. Limited	Israel	30.97%
Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited.
Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
Bezeq Online Ltd.	Israel	100%
Bezeq Zahav (Holdings) Ltd.	Israel	100%
Walla! Communications Ltd.	Israel	100%
Stage One Venture Capital Fund	Israel	71.8%

(1) Held by B Communication (SP1) Ltd.

2.	Details of Group entities

a.	B Communications Ltd.

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

Note 11 - Investees (cont'd)

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont'd)

B.	Subsidiaries held directly by the Company (cont’d)

3.	Dividend received from subsidiaries

	2012	2013
	NIS	NIS
Received by Bezeq from Pelephone Communications Ltd.	876	601
Received by Bezeq from Bezeq International Ltd.	164	165
Received by Bezeq from Stage One Venture Capital Fund	84	6
Received by B Communications from Bezeq	953	876
Received by the Company from B Communications	-	69

4.	Bezeq’s Dividend Distribution Policy

In August 2009, Bezeq’s Board of Directors resolved to implement a dividend policy to distribute 100% of the semi-annual profit ("profit for the period attributable to the shareholders of Bezeq") in accordance with its consolidated financial statements as a dividend to its shareholders. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of Bezeq regarding its ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, its operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the its general meeting of shareholders regarding any specific distribution, as set out in the articles of association of Bezeq. Since the date of the resolution, Bezeq’s dividend policy has not changed.

5.	Distribution not in compliance with the earnings test

During 2011, 2012 and 2013 Bezeq carried out a special distribution, which was approved in March 2011, amounting to NIS 3 billion, a sum not in compliance with the earnings test as defined in Section 302 of the Companies Law (“the Special Distribution”). The Special Distribution was distributed to the Bezeq's shareholders in six equal semi-annual installments (without interest or linkage payments).

The liability for the special distribution was recorded in 2011 at a present value of NIS 2.8 billion as a decrease in Bezeq's retained earnings.

Financing expenses for the liability for the distribution of NIS 156 million were recorded in the statement of income in 2011 through to 2013.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 – Investees (cont'd)

C.           Dividends

In 2012 and 2013, Bezeq declared and paid the following dividends in cash:

	2012	2013
	NIS	NIS
Distribution of a regular dividend (see section B4 above)
2013 (NIS 0.67 per share)		1,830
2012 (NIS 0.76 per share)	2,071
Distribution not in compliance with the earnings test (see
section B5 above)
2013 (NIS 0.367 per share)		1,000
2012 (NIS 0.368 per share)	1,000

	3,071	2,830
On March 5, 2014, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend to shareholders in the amount of NIS 802. On March 27, 2014, subsequent to the balance sheet date, Bezeq's general meeting of shareholders approved the dividend distribution. Subsequent to this distribution Bezeq will have a negative retained earnings balance and its future distributions will be based on its future earnings. For Bezeq’s dividend distribution Policy see note 11B4 above.

6.	B Communications ability to distribute dividends

B Communications ability to distribute dividends is restricted by the stipulation detailed in note 12B. As at December 31, 2013 B Communications can distribute as dividend its retained earnings balance in the amount of NIS 43 under the restrictions of the Israeli Companies Law 1999.

D.           Transactions with non-controlling interests

On June 27, 2013 the Company sold 3,571,741 ordinary shares of B Communications in an aggregate purchase price of NIS 125 to Norisha Holdings Limited ("NHL"). The shares sold represent approximately 11.95% of B Communications issued and outstanding shares. NHL is a holdings company incorporated under the laws of The British Virgin Islands. According to the Share Purchase Agreement, NHL may be entitled to receive up to 892,935 ordinary shares from the Company without additional consideration pursuant to a price adjustment mechanism ("the Adjustment Shares"). According to the Share Purchase Agreement if the number of Adjustment Shares transferred will be lower than 892,935, NHL will have the option to purchase the remainder of the 892,935 shares from the Company according to a price mechanism detailed in the Share Purchase Agreement.

A portion of the consideration received was allocated to a derivative in respect of the option and the adjustment mechanism described above, which is measured at fair value through profit or loss and is presented within the Company's current liabilities in the amount of NIS 26.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont’d)

E.           Non-controlling interests in subsidiaries

The table hereunder presents summary information of the Group’s subsidiaries including fair value adjustments that were made on the date of acquisition, other than goodwill, in which there are non-controlling interests that are material to the Group.

	December 31,							Year ended December 31,
													Total			Cash flow
													compre-			from
	Rate of												hensive			financing
	ownership											Profit	Income			activities		Total
	interests						Carrying					(loss)	(loss)	Cash	Cash	without	Dividend	increase
	held by						amount of			Other	Total	attributable	attributable	flow	flow	dividend to	paid to	(decrease)
	non-		Non-		Non-	Total	non-			compre-	compre-	to non-	to non-	from	from	non-	non-	in cash
	controlling	Current	current	Current	current	net	controlling			hensive	hensive	controlling	controlling	operating	investing	controlling	controlling	and cash
	interests	assets	assets	liabilities	liabilities	assets	interests	Revenues	Profit	income	income	interests	interests	activities	activities	interests	interests	equivalents
	%	NIS
2013

Bcom Group	32.01	5,740	12,657	3,949	13,221	1,227	3,239	9,563	959	6	965	834	839	4,145	(1,014)	(1,162)	(1,987)	(18)

2012

Bcom Group	20.06	5,961	14,159	4,899	14,429	792	3,572	10,278	793	(27)	766	756	736	3,996	(1,273)	(1,216)	(2,119)	(612)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont’d)

E.	Increasing Competition and Reducing Concentration, 2013 law

In December 2013, subsequent to the balance sheet date, the Knesset passed the Israeli Law for Increasing Competition and Reducing Concentration, 2013 ("Concentration Law"), which regulates the following principal matters: (i) limitations on the control over companies with publicly held debt or equity securities through a pyramidal ownership structure by imposing a limitation on the number of public companies (tiers) in such pyramidal structure; (ii) authorizes financial regulators to set forth limitations on the amount of credit that financial institutions are permitted to provide to a corporation or a group of companies under the control of the same controlling shareholder; and (iii) limitations on the holdings by a significant non-finance company in a significant finance company or the holdings of both kinds of companies under common control; and (4) requires governmental authorities responsible for the award of rights in public assets (including in the communications field) in certain cases to consider control concentration factors and industry-specific competitive factors.

The Company is deemed to be a “first tier” company, B Communications is deemed to be a “second tier” company and Bezeq is deemed to be a "third-tier" company under the Concentration Law.  Accordingly, if either the Company or B Communications are unable to redeem any of their publicly held debt and delist their ordinary shares from the TASE (which would require 90-days’ prior notice to the TASE) or go private prior to December 10, 2019, B Communications will not be permitted to control Bezeq after such date and its holdings in Bezeq may be transferred to a trustee for the purpose of selling such holdings.

The Concentration Law sets forth certain mechanisms intended to enable a tier company, which is subject to the prohibition of controlling another tier company, to make various arrangements for the repurchase of its publicly-held shares and the early redemption of publicly-held debt in order to comply with the provisions of the law. These mechanisms enable the repurchase of publicly-held shares and the early redemption of publicly-held debt securities under a Court-approved scheme of arrangement pursuant to the Israeli Companies Law, at fair value and in accordance with the conditions prescribed by the Concentration Law, while providing certain relief from shareholders or debenture holder majority requirements for the approval of the arrangement. Furthermore, if a trustee is appointed, he may seek a district court to order the cancellation of distributions made by Bezeq prior to his appointment if they are deemed to not be in Bezeq’s interest. In addition, beginning six months after the publication of the Concentration Law and during a six years transition period, the board of directors of a company that is a “third-tier” company (such as Bezeq) must be comprised of a majority of “independent directors,” within the meaning of the Israeli Companies Law, and the number of “external directors” pursuant to the Israeli Companies Law shall be at least half the number of the company’s directors less one (rounded upwards) but not less than two. The election of such external directors will be by a majority vote of the shareholders and the controlling shareholder’s vote will not be counted for such purpose. The Israeli Minister of Justice is authorized to enact regulations setting forth a lower number of required external directors, provided that such number will not be lower than one-third of the board members.

The Company estimates that the application of the Concentration Law will not affect B Communications' controlling shareholder's vote in Bezeq.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Investees (cont’d)

F.	B Communications' de facto control over Bezeq

B Communications has de facto control over Bezeq based on the facts that it holds significantly more voting rights than any other shareholder. Bezeq’s other shareholders are widely dispersed and are not allowed to increase their holdings, appoint a director or the chief executive officer of Bezeq nor have any influence on Bezeq’s day-to-day operational decision making policies. In addition the Israeli law and regulations were formulated in order to ensure that no individual or entity will interfere with the control of Bezeq by the holder of the Control Permit. These regulations enable B Communications to de facto nominate the majority of the board of directors of Bezeq.

G.	For liens and guaranties with respect to the Group's subsidiaries refer to note 12B.

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others

A.           Composition

	December 31
	2012	2013
	NIS	NIS
Current liabilities
Current maturities of debentures	694	682
Current maturities of bank loans	1,001	882
Current maturities of loans from others	12	2
	1,707	1,566
Non-current liabilities
Debentures	5,913	6,954
Bank loans	6,422	5,223
Loans from institutions and others	540	548
	12,875	12,725

	14,582	14,291

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Terms and debt repayment schedule

	December 31, 2012		December 31, 2013
	Par value	Carrying amount	Par value	Carrying amount	Currency	Nominal interest rate
	NIS	NIS	NIS	NIS		%
Loans from banks and others:
Linked to the Israeli CPI - Fixed interest	1,562	1,660	1,435	1,552	NIS	3.60 - 6.81
Unlinked - Variable interest	3,915	3,866	3,061	3,033	NIS	P-0.33 to P+2.15
Unlinked - Fixed interest	2,340	2,340	2,068	2,068	NIS	5 - 6.85
Linked to the Israeli CPI	104	95	-	-	NIS	-
Linked to the US Dollar - Fixed interest	14	14	2	2	US$	3
	7,935	7,975	6,566	6,655

Debentures:
Linked to the Israeli CPI - fixed interest	3,445	3,936	4,065	4,598	NIS	3.7 - 5.95
Unlinked - variable interest	425	425	615	614	NIS	Treasury Bill + 1.4
Unlinked - fixed interest	2,255	2,246	2,435	2,424	NIS	5.7 - 6.65
	6,125	6,607	7,115	7,636

Total interest-bearing liabilities	14,060	14,582	13,681	14,291

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont'd)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures

(1)
On April 14, 2010, SP2 received loans from certain banking and financial institutions led by Bank Hapoalim Ltd. (“Bank Hapoalim”), in a total principal amount of NIS 4.6 billion for the acquisition of the Bezeq shares.

Under the terms of the loan agreement covenants between SP2 and the Bank Hapoalim consortium, Bezeq was required to maintain certain minimum shareholders equity and minimum ratio of shareholders' equity to the balance sheet and was required to exceed certain thresholds relating to the ratio of financial debt to EBITDA. In addition, a minimum ratio of debt to EBITDA in SP2 and debt service coverage ratio of SP2 was required to be maintained.

The Bezeq shares held by SP2 and all of SP2’s other rights and assets were pledged to the lenders as security of SP2’s obligations under the loan agreements with Bank Hapoalim. In addition, SP1 pledged to the lenders the entire equity it holds in SP2 and the debt owed to it by SP2.

SP2 undertook to maintain a minimum cash deposit of NIS 150 in an account held with Bank Hapoalim from the cash Bezeq pays and/or distributes to SP2 ("Encumbered Deposit"). SP2 was obliged to create and record in favor of the lenders a fixed first-ranking lien over the Encumbered Deposit.

On November 5, 2013, SP2 entered into an amendment to the loan agreement with certain banking and financial institutions led by Bank Hapoalim. The principal amendments to the loan agreement are as follows:

1.	The covenants restricting the withdrawal of funds from SP2 were amended to permit the immediate withdrawal of NIS 250 and the ability to withdraw up to 75% of accumulated reserves in the future.

2.
A one-time early repayment of NIS 400, of which NIS 300 was used to repay the Credit B loan tranche and NIS 100 was used to repay the Credit D loan tranche, both of which were subject to a floating interest rate.

3.	The interest rates payable on the outstanding credit lines were increased by 0.4%.

SP2 also recorded the following liens in favor of Bank Hapoalim as security for its obligations under the loan agreements:

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

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

As at December 31, 2013, SP2 was in compliance with the above mentioned covenants.

For events subsequent to the balance sheet date with respect to the Bank Hapoalim loan refer to Note 31B.

(2)
On February 18, 2010, SP1 entered into a loan agreement with certain entities associated with the Migdal Insurance and Financial Holdings Ltd. Group (“Migdal”). According to the Migdal loan agreement, on April 14, 2010, SP1 was provided with a NIS 500 loan for the acquisition of the Bezeq shares. The loan bears annual interest at a rate of 6.81% and is linked to Israeli CPI.

The Migdal loan to SP1 is secured by a first ranking pledge on SP1’s rights in the bank account (” Pledged Bank Account”) into which all payments from SP2 are made, except for certain defined expenses. SP1 undertook to maintain minimum funds of NIS 22.5 (linked to the Israeli CPI) in the Pledged Bank Account. The Migdal facility agreement includes limitations on distributions and payments from the Pledged Bank Account (including conditions as to total debt to EBITDA ratios that relate to SP1).

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

As at December 31, 2013, SP1 was in compliance with the above mentioned covenants.

For events subsequent to the balance sheet date with respect to the Migdal loan refer to Note 31B.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

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

In September 2011, the Company completed an early redemption of 242,561 par value Series A Debentures, together with index-linkage differentials and accrued interest. As a result of the early redemption, the Company’s Series A Debentures were delisted from the Tel Aviv Stock Exchange on September 26, 2011.

During the years 2006-2012, NIS 181 par value of the convertible debentures were converted and all warrants were expired.

As at December 31, 2013, NIS 120 thousands par value of Series A debentures were outstanding.

(4)	Issuance of series B debentures

On September 30, 2007, the Company issued Series B debentures. As of December 31, 2013 the outstanding par value of Series B Debentures was NIS 211. The debentures are repayable in six equal annual installments on November 1 of each of the years 2010 to 2015 (inclusive). The principal of the debentures and the interest accruing thereon is indexed to the Israeli CPI.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(4)	Issuance of series B debentures (cont'd)

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

As at December 31, 2013 the Company was in compliance with the financial covenants of the debentures.

(5)	Issuance of series C debentures and replacement of debentures

On September 28, 2010, the Company completed, following the filing of a supplemental prospectus dated September 26, 2010, and pursuant to its shelf prospectus filed on September 1, 2010, the public offering in Israel of its Series C Debentures.

In November and December of 2013, the Company completed private placements of additional Series C Debentures in the amount of NIS 60 and NIS 65 par value, respectively, to certain of Israeli institutional investors. As of December 31, 2013 the outstanding par value of Series C Debentures was NIS 774.

The Series C Debentures are payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and pay interest at a fixed annual rate of 4.45% which is payable semi-annually on March 10 and September 10 of each of the years 2011 through 2019 (the first interest payment was made on March 10, 2011, and the last interest payment is payable on March 10, 2019). The Series C Debentures are NIS denominated and are linked to the Israeli CPI.

The Series C Debentures contain standard terms and conditions and are unsecured, non-convertible and do not restrict the Company's ability to issue any new series of debt instruments or distribute dividends in the future. The Series C Debentures are listed for trading on the TASE.

As at December 31, 2013 the Company was in compliance with the financial covenants of the debentures.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(6)           B Communications Debentures

B Communications has two series of debentures that are traded on the Tel Aviv Stock Exchange. As of December 31, 2013 the outstanding par value of Series A Debentures was NIS 153 the outstanding par value of Series B Debentures was NIS 706.

A.	Series A- The debentures are linked to the Israeli CPI and bear annual interest at a rate of 4.75%.

B Communications' Series A debentures have the following terms:

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

As at December 31, 2013 B Communications was in compliance with the financial covenants of the Series A debentures.

For events subsequent to the balance sheet date with regards to the B Communications Series A debentures refer to Note 31.D.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(6)	B Communications Debentures (cont'd)

B.	Series B - The debentures are unlinked to the Israeli CPI, bear interest at a fixed annual rate of 6.5%.

In January, 2012 and August 2013, the Company completed private placements of additional Series B Debentures in the amount of NIS 126 and NIS 180 par value, respectively, to certain of Israeli institutional investors.

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

As at December 31, 2013 B Communications was in compliance with the financial covenants of the Series B debentures.

(7)
For Bezeq’s debentures (Series 6 to 8) amounting to NIS 4.05 billion as at December 31, 2013 and for Bezeq debentures issued to financial institutions in the amount of NIS 400, Bezeq has undertaken the following:

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

b.
Standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq’s debts in an amount exceeding the amount determined.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.           Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

In addition, for Bezeq debentures (Series 6 to 8) and bank loans in the amount of NIS 1.95 billion as at December 31, 2013 (out of the total bank loans in the amount of NIS 4.05 billion), and for Bezeq debentures issued to financial institutions in the amount of NIS 400, Bezeq has undertaken that if it provides an undertaking to any entity in respect of compliance with financial covenants, it will provide the same undertaking to its debenture holders and the banks (subject to certain exceptions).

Bezeq also provided an undertaking to holders of its debentures (Series 6 to 8) to take steps so that, to the extent under its control,  the debentures will be rated by at least one rating company, so long as there are debentures of the relevant series in circulation.

As at December 31, 2013 Bezeq was in compliance with terms of its loans, there were no grounds to call for immediate repayment and financial covenants were not determined as described above.

(8)	For Bezeq Debentures (Series 5) standard grounds were established for immediate repayment of the debentures, including breach events, insolvency, dissolution procedures or receivership.

Other Obligations

On April 14, 2010, SP2 issued phantom stock options to banks and the financial institutions led by Bank Hapoalim, under which they received option units with respect to Bezeq shares. The “base price” for the Bezeq shares of each unit was NIS 8.62. The total amount payable by SP2 to the banks and the financial institutions was limited to NIS 125 (NIS 2.4289 per option unit) in the aggregate.

During the fourth quarter of 2010, the banks and the financial institutions exercised all the phantom stock options issued to them. Under the exercise terms, SP2 was obligated to pay the banks and the financial institutions a total of NIS 124 in five equal annual instalments beginning in May 2012 (the "option obligation").

On November 5, 2013, SP2 entered into an amendment to the loan agreement with Bank Hapoalim. According to the agreement the outstanding balance of the option obligation of NIS 79 was replaced with two “bullet” loans, the principal of which is payable on May 30, 2017. The first loan in the principal amount of NIS 39.5, is a floating rate loan indexed to Bank Hapoalim’s prime interest rate, plus a margin of 1.93%. The second loan is in the principal amount of NIS 39.5 and has a fixed rate of 3.6%, linked to the Israeli consumer price index. Interest for both loans is payable in 8 semi-annual instalments, the first of which was paid on November 30, 2013.

For events subsequent to the balance sheet date with regards to the option obligation refer to Note 31B.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Trade and Other Payables

	December 31
	2012	2013
	NIS	NIS

Trade payables (open accounts)	793	721

Trade payables consisting of related
parties	10	5

Other payables
Liabilities to employees and other liabilities
for salaries	294	328
Institutions	77	110
Accrued expenses	97	106
Accrued interest	136	121
Deferred income	55	50
Options and derivatives	49	40
Other payables	38	21
Total other payables	746	776

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Provisions

			Supplier
			and		Enterprise
			communication		and	State and	Dismantling
	Employee	Customer	provider	Punitive	companies	Authorities	and clearing	warranty
	claims	claims	claims	claims	claims	claims	of sites	and others	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2013	74	16	8	1	11	22	62	17	211

Provisions created in the period	3	13	-	-	-	1	2	-	19

Provisions used in the period	(11)	(5)	(5)	-	-	(4)	-	-	(25)

Provisions cancelled in the period	(3)	(6)	-	-	-	(2)	-	(1)	(12)

Balance as at December 31, 2013	63	18	3	1	11	17	64	16	193

Current	63	18	3	1	11	17	-	12	125

Non-current	-	-	-	-	-	-	64	4	68

 Claims
 For details of legal claims, see Note 19.

Dismantling and clearing of sites
The provision is in respect of Pelephone’s obligation to clear the sites that it leases.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 15 - Financial Risk Management

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

Note 15 - Financial Risk Management (cont'd)

C.           Credit risk (cont'd)

Investments in financial assets (cont'd)

According to the terms of the agreement between SP1 and Migdal (see Note 12B(2), SP1's free cash can be deposited only in any of, or a combination of: (a) an interest-bearing deposit (b) a government bond investment (c) a Treasury Bill (Makam); and (d) bonds assigned a rating of at least AA, issued by an Israeli bank in Israel and/or an Israeli insurance company.

According to the terms of the agreement between SP2 and certain banking and financial institutions led by Bank Hapoalim (see Note 12B(1)), SP2's available cash can be deposited only in (1) deposits in banks and financial institutions lawfully authorized to engage in financial activity; and (2) a securities portfolio, comprised solely of Treasury Bills (Makam) and Israeli Government bonds.

Any investments made by Bezeq in securities are made in securities which are liquid, marketable and have low risk. Transactions involving derivatives are made with entities that have high credit ratings.

D.           Liquidity risk

Liquidity risk is the risk that the Group will be unable to honor its financial obligations on time. The Group's policy for liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. In addition, for debentures issued by the Company and its subsidiaries, see Note 12.

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

Note 15 - Financial Risk Management (cont'd)

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

A considerable part of the Bezeq's cash balances is invested in deposits and monetary funds which are exposed to changes in their real value as a result of changes in the rate of the Israeli CPI.

Foreign currency risk

Bezeq is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment which are in or linked to US$ or Euro. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar.

Interest risks

The Group is exposed to interest rate risk for its liabilities bearing variable interest.

Note 16 - Financial Instruments

A.           Credit risk

The carrying amount of the financial assets represents the maximum credit exposure. Maximum exposure to credit loss at the reporting date:

	December 31
	2012	2013
	NIS	NIS
Cash and cash equivalents	764	866
Bank deposits	105	30
Monetary funds and ETFs	962	1,099
Financial assets held for trading	515	615
Trade and other receivables	4,209	3,446
Bank deposit for providing loans to employees	68	64
Derivatives and others	4	3

	6,627	6,123

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont’d)

B.           Impairment losses

The aging of financial assets at the reporting date was as follow:

	December 31, 2012		December 31, 2013
	Gross	Impairment	Gross	Impairment
	NIS	NIS	NIS	NIS

Not past due	6,377	(9)	5,913	(4)
Past due up to one year	205	(29)	163	(12)
Past due one to two years	60	(23)	46	(11)
Past due more than two years	84	(38)	39	(11)

	6,726	(99)	6,161	(38)

C.           Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments:

	December 31, 2012
	Carrying	Contractual				2018
	amount	cash flow	2013	2014	2015-2017	and later
	NIS	NIS	NIS	NIS	NIS	NIS
Non-derivative financial
liabilities
Trade payables	793	793	793	-	-	-
Other payables	677	677	677	-	-	-
Bank loans	7,423	8,807	1,303	1,290	4,724	1,490
Loans from institutions and others	552	705	46	38	621	-
Debentures	6,606	7,879	909	920	3,530	2,520
Dividend payable	669	690	690	-	-	-

Total	16,720	19,551	4,418	2,248	8,875	4,010

Financial liabilities for
derivative instruments
Forward contracts on CPI
and copper prices	21	21	8	9	4	-

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont’d)

C.           Liquidity risk (cont’d)

	December 31, 2013
	Carrying	Contractual				2019
	amount	cash flow	2014	2015	2016-2018	and later
	NIS	NIS	NIS	NIS	NIS	NIS
Non-derivative financial
liabilities
Trade payables	721	721	721	-	-	-
Other payables	719	694	694	-	-	-
Bank loans	6,105	7,045	1,122	1,113	3,771	1,039
Loans from institutions and others	550	670	37	37	596	-
Debentures	7,638	8,900	926	1,324	3,712	2,938

Total	15,733	18,030	3,500	2,474	8,079	3,977

Financial liabilities for
derivative instruments
Forward contracts on CPI
and copper prices	35	35	17	8	8	2

For changes in expected cash flows that occurred subsequent to the balance sheet date refer to Note 31.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

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

Note 16 - Financial Instruments (cont'd)

D.           Linkage and foreign currency risks (cont’d)

(1)           The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2013
			Foreign
			currency
		Israeli	linked (mainly
	Unlinked	CPI-linked	U.S. dollars)	Total
	NIS	NIS	NIS	NIS
Current assets
Cash and cash equivalents	853	-	13	866
Other investments, including derivatives	1,534	262	73	1,869
Trade receivables	2,607	15	29	2,651
Other receivables	36	184	-	220
Total current assets	5,030	461	115	5,606
Non-current assets
Long-term trade and other receivables	614	38	-	652
Investments and long-term
loans, including derivatives	69	-	12	81
Equity-accounted investment	-	1,968	-	1,968
Total non-current assets	683	2,006	12	2,701

Total assets	5,713	2,467	127	8,307

Current liabilities
Debentures, loans and borrowings	694	870	2	1,566
Trade payables	623	-	98	721
Other payables including derivatives	648	72	8	728
Current tax liabilities (not in the scope
of IFRS 7)	-	659	-	659
Provisions (not in the scope of IFRS 7)	17	107	-	124
Total current liabilities	1,982	1,708	108	3,798
Non-current liabilities
Debentures	3,022	3,932	-	6,954
Bank loans	4,407	816	-	5,223
Loans from institutions and others	-	548	-	548
Provisions and other liabilities	67	21	-	88
Total non-current liabilities	7,496	5,317	-	12,813

Total liabilities	9,478	7,025	108	16,611

Total exposure in the statement
of financial position	(3,765)	(4,558)	19	(8,304)

Currency futures transactions
Israeli CPI forward transactions	(2,903)	2,903	-	-

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

D.	Linkage and foreign currency risks (cont’d)

(1)           The exposure to linkage and foreign currency risk (cont’d)

The Group has CPI forward transactions for the Israeli CPI:

	Currency/	Currency/
	linkage	linkage		Par value
	receivable	payable	Expiry date	(currency)	Fair value
				NIS	NIS
December 31, 2012
Israeli CPI forward contract	Israeli CPI	Israeli CPI	2013-2016	1,347	(18)
December 31, 2013
Israeli CPI forward contract	Israeli CPI	Israeli CPI	2014-2020	2,903	(27)

Information regarding the Israeli CPI and significant exchange rates:

	Year ended December 31			December 31
	2011	2012	2013	2011	2012	2013
	Rate of change			Reporting date spot rate
	%	%	%	NIS	NIS	NIS
1 US dollar	7.66	(2.3)	(7.0)	3.821	3.733	3.471
1 euro	4.22	(0.34)	(2.8)	4.938	4.921	4.782
Israeli CPI in points	2.17	1.64	1.9	136.79	139.03	141.67

A change of the CPI as at December 31, 2012 and 2013 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2012 and 2013.

		Equity	Net income
	Change	NIS	NIS
December 31, 2012
Increase in the CPI of	2.0%	(45)	(45)
Increase in the CPI of	1.0%	(23)	(23)
Decrease in the CPI of	(1.0)%	23	23
Decrease in the CPI of	(2.0)%	45	45

December 31, 2013
Increase in the CPI of	2.0%	(25)	(25)
Increase in the CPI of	1.0%	(12)	(12)
Decrease in the CPI of	(1.0)%	12	12
Decrease in the CPI of	(2.0)%	25	25

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

E.           Interest rate risk

1.           Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

	December 31
	2012	2013
	NIS	NIS
Fixed rate instruments
Financial assets	3,864	3,137
Financial liabilities	(10,197)	(10,645)
	(6,333)	(7,508)
Variable rate instruments
Financial assets	95	147
Financial liabilities	(4,291)	(3,648)
	(4,196)	(3,501)

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

3.           Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rates at the reporting date would have decreased shareholders' equity and profit or loss by NIS 26 (2012 - NIS 32).

F.           Cash flow hedge accounting

Bezeq entered into several forward contracts, as described in the table below, in order to reduce its exposure to changes in the CPI for its CPI-linked debentures (Series 5 and Series 6). These transactions hedge specific cash flows of certain of the Bezeq debentures and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on available market information.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

F.           Cash flow hedge accounting (cont’d)

	Repayment	Number of	Nominal		Capital
Hedge item	date	Transactions	Value	Fair value	reserve
			NIS	NIS	NIS
December 31, 2013:
Debentures (Series 5)	June 2014 – June 2016	6	1,019	(13)	4
Debentures (Series 6)	June 2018 – June 2020	5	1,034	(4)	1
			2,053	(17)	5
December 31, 2012:
Debentures (Series 5)	June 2013 – June 2015	8	1,067	(13)	3

(2)           Cash flow hedge transactions for acquisition of terminal equipment

In the reporting period, Pelephone engaged in a number of forward contracts to reduce exposure to exchange rate fluctuations for terminal equipment purchases. The fair value of the forward contracts is based on available market information. The amount hedged by forward contracts as at December 31, 2013 is USD 45 and the fair value of these transactions amounts to a liability of NIS 8.

G.           Fair value

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial instruments. The carrying amount of other financial assets does not differ significantly from their fair value. The fair value of debentures issued to the public is based on their quoted closing price at the reporting date (level 1). The fair value of loans and non-marketable debentures is based on the present value of future principal and interest cash flows, discounted at the market rate of interest suitable for similar liabilities plus the required adjustments for risk premium and non-marketability at the reporting date (level 2).

	December 31, 2012		December 31, 2013
					Weighted
					average
	Carrying		Carrying		discount
	amount	Fair value	amount	Fair value	rate
	NIS	NIS	NIS	NIS	%
Secured loans from banks and others
Israeli CPI-linked	1,664	1,672	1,498	1,678	2.06
Unlinked	3,868	3,883	3,090	3,247	4.13
Linked to the US Dollar	14	14	2	2	-

Debentures
Issued to the public (CPI-linked)	3,616	3,379	4,428	4,591	2.50
Issued to the public (unlinked)	1,861	1,935	2,040	2,228	2.75
Issued to institutional investors (unlinked)	403	440	403	444	4.44

Dividend payable	669	678	-	-	-
	12,095	12,000	11,461	12,190

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

G.           Fair value (cont’d)

(2)	Financial instruments measured at fair value

a.           Fair value hierarchy

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

—           Level 1: quoted prices (unadjusted) in active markets for identical instruments
—           Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
—           Level 3: inputs that are not based on observable market data

b.           Main methods used by the Group to measure fair value

1.	The fair value of investments in monetary funds, ETFs and marketable securities is determined by reference to their average quoted selling price at the reporting date (level 1).

2.
The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contact and the price of the present forward contact for the balance of the contract term until redemption, at an appropriate interest rate (level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.

3.
The Company's liability as described in Note 11D is measured at fair value using the Monte Carlo valuation method (level 2). The fair value of the liability is determined by external valuers each quarter.

c.	The table below analyses financial instruments carried at fair value, by valuation method.

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary funds and ETFs	1,099	-	-	1,099
Marketable securities	737	-	-	737
Derivatives not used in hedging
Forward contracts and options	-	(61)	-	(61)
Available-for-sale financial assets
Unmarketable shares	-	-	12	12

	1,836	(61)	12	1,787

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Instruments (cont'd)

H.           Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. The table below presents the carrying amount of the balances as stated in the statement of financial position as at December 31, 2013:

NIS
Trade and other receivables, gross	198
Offset amounts	(159)
Trade and other receivables presented in the statement of financial position	39

Trade payables, gross	206
Offset amounts	(159)
Trade and other payables presented in the statement of financial position	47

Note 17 - Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For details of share-based payments, see Note 28 below.

A.           Liabilities for employee benefits

		December 31,
		2012	2013
	Note	NIS	NIS
Current liabilities for:
Holiday		86	88
Sick leave		106	114
Early retirement		52	48
Current maturities of pensioner benefits		7	7
Total current liability for employee benefits		251	257
Non-current liabilities for:
Liability for pensioner benefits		130	119
Severance compensation (net) (see
composition below)		63	51
Early notice		22	21
Pension		45	43
Total non-current liabilities for employee
benefits		260	234
Total liabilities for employee benefits		511	491
Composition of liabilities for severance pay:
Liabilities for severance pay		219	205
Fair value of plan assets		(156)	(154)
		63	51

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Employee Benefits (cont’d)

B.           Defined contribution plans

(1)
Liabilities for employee benefits at retirement age in respect of the period of their service with Bezeq and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments made by Bezeq and its subsidiaries to pension funds and insurance companies.

	Year ended December 31,
	2011	2012	2013
	NIS	NIS	NIS
Amount recognized as an expense
for a defined contribution plan	183	182	182

(2)
The pension rights of Bezeq's employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which assumed the obligations of State of Israel following an agreement between the Government of Israel, Bezeq, the General Federation of Laborers in Israel ("Histadrut") and the Makefet Fund.

(3)
Severance obligation to employees who will retire on terms entitling them to compensation is covered for the period from February 1, 1985 by on-going contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law).

Severance pay for the period of employment in the civil service through January 31, 1985, is paid by Bezeq, and the sums accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees' rights.

(4)	For certain employees, the Bezeq has an obligation to pay severance in excess of the amount accumulated on behalf such employees in the compensation fund. See section C(1) below.

C.           Defined benefit plans

Obligations for defined benefit plans in the Group include the following:

(1)
Severance obligation for the balance of the obligation that is not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the Group's companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve sums is contingent upon fulfillment of the provisions in the Severance Pay Law.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Employee Benefits (cont’d)

C.           Defined benefit plans (cont'd)

(2)
An obligation in accordance with the collective agreement of 2006 for employees who were transferred from civil service to Bezeq and who are entitled following retirement to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of Makefet. Bezeq also has an obligation to a number of senior employees who are entitled to early retirement terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees.

(3)	An obligation in accordance with the employment agreements of some of the senior employees in the Bezeq Group for payment of a benefit for early termination notice.

(4)
Bezeq's retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities. Bezeq's liability for these costs accumulates during the employment period. The Company’s financial statements include the liabilities for expected costs in the post-employment period.

D.           Other long-term employee benefits (Sick leave provision)

The financial statements include a provision in respect of redemption and utilization of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and utilization of days in accordance with the last in first out (LIFO) method.

E.           Benefits for early retirement and termination in Bezeq

According to the collective agreement of December 2006, between Bezeq and the employees union and the Histadrut, and according to the amendment to the agreement of December 2010, Bezeq may, at its discretion, terminate the employment of 245 permanent employees in each of the years 2010-2016 (Bezeq’s right is cumulative for the period).

Bezeq recognizes expenses for early retirement when it is significantly committed, without any real possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows Bezeq to dismiss employees, but does not create a significant commitment without any real possibility of withdrawal. Accordingly, Bezeq recognizes the expense for early retirement on the date the plan is approved by its Board of Directors, since only after the approval of its Board of Directors and publication of the decision, does Bezeq have a significant commitment without any real possibility of withdrawal.

In 2013, Bezeq's Board of Directors approved a plan for early retirement of up to 113 employees at a total cost of NIS 104. In 2013, expenses of the early retirement plan amounted to NIS 90, due to a refund from the insurance company for differences from prior years.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Employee Benefits (cont’d)

F.           Collective agreement at Pelephone

In December 2013, Pelephone signed a collective agreement with the Histadrut and Pelephone's workers union.

The agreement included streamlining termination quotes at Pelephone and compensation to permanent employees who will end their employment under these proceedings.

Following implementation of the agreement, in 2013, a non-recurring expense of NIS 61 was recorded, mainly for increased severance pay as part of the early retirement and dismissal of 230 employees and for a one-time bonus.

G.           Actuarial assumptions

Principal actuarial assumptions for defined benefit plans at the reporting date are as follows:

(1)
Mortality rates are based on the rates published in Insurance Circulars 2013-3-1 of the Ministry of Finance, except for early retirement, which was calculated according to the agreement with the insurance company, including future changes in the mortality rate.

(2)
Churn rates were determined on the basis of the past experience of Bezeq and its subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

(3)	The real discounted rate (nominal) is based on yield on government bonds at a fixed interest rate with duration equal to that of the gross liability. The main discount rates are as follows:

	December 31, 2012	December 31, 2013
	Average capitalization rate	Average capitalization rate
	%	%
Severance compensation	3.91	4.2
Retirement benefits	4.37	5

(4)
Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management's assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases are as follows:

Salary increase assumptions
Bezeq permanent employees	Average update of 10.3% for young employees,
decreasing gradually to 3.5% at the age of 66.
Bezeq non-permanent employees	Between 3% and 4% for employees that are not senior,
4.6% for senior employees
Pelephone employees	An increase of 3.1% as from 2015, as set out in the
collective agreement at Pelephone

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Employee Benefits (cont’d)

G.           Actuarial assumptions (cont'd)

(5)	Sensitivity analysis for actuarial assumptions

Following is an analysis of the possible effect of changes in the main actuarial assumptions on liabilities for defined benefits. The calculation was conducted separately for each assumption, assuming that the other assumptions remained unchanged.

Year ended
December 31,
2013
NIS
Rate of future salary increases, increase of 0.5%	15
Discount rate, increase of 0.5%	(16)
Churn assumptions, increase of 5%	(7)

A decrease in assumptions is expected to have a similar effect in the opposite direction.

H.           Effect of employee benefit plans on the Group's future cash flows

The Group expects NIS 10 in contributions to be paid to the funded defined benefit plan in 2014.
Following is the average weighted useful life of liabilities for compensation subsequent to principle employment:

Year ended
December 31,
2013
Years
Severance compensation	10
Retirement benefits	16

I.           Other

According to Bezeq’s collective agreements applicable to labor relations, and in accordance with agreements with the Makefet Fund, an option is reserved for Bezeq employees who are transferred employees, to retire under one of two retirement tracks. The method for calculating the cost of early retirement for the transferred employees was established in the provisions of a number of agreements and documents between Bezeq and the Makefet Fund between 1990 and 1996. Bezeq contends that the Makefet Fund violated the provisions of the agreements, and in 2003, Bezeq filed a claim in the amount of NIS 280 against the Makefet Fund with the district labor court in Tel Aviv. The Makefet Fund filed defense documents, in which it rejects the allegations of Bezeq and contends that it acted in accordance with the agreements. The closing arguments in the case have been completed and the parties are waiting for a ruling.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

 Note 18 - Income Tax

A.           Corporate tax rate

The tax rate relevant to the Company is 25% in 2013 and 2012 and 24% in 2011. As from January 1, 2014, the rate of corporate tax will be 26.5%,

As at December 31, 2013, deferred tax balances were calculated according to the tax rate expected to apply on the utilization date (26.5%).

B.           Composition of income tax expenses (income)

	Year ended December 31
	2011	2012	2013
	NIS	NIS	NIS

Current tax expense	765	720	579
Deferred tax expense	(109)	(164)	(55)

Income tax expense	656	556	524

C.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense

	Year ended December 31
	2011	2012	2013
	NIS	NIS	NIS

Income before income tax	695	1,274	1,384
Statutory tax rate	24%	25%	25%

Income tax at the statutory tax rate	168	318	346
Changes in tax rate and others	272	-	14
Expenses not recognized for tax
purposes	52	56	23
Adjusted tax calculated for the
Company’s share in equity-
accounted investees	52	61	63
Current year tax losses and
benefits for which deferred
taxes were not created	112	79	75
Taxes in respect of previous years	-	42	3

Income tax expenses	656	556	524

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Income Tax (cont'd)

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

D.           Unrecognized deferred tax assets and carry-forward tax loss

As at December 31, 2013, the Company has tax loss carry-forwards in the amount of NIS 410 and capital loss carry forwards in the amount of NIS 262. In addition, the Company's subsidiaries have tax loss carry-forwards in the amount of NIS 239 and capital loss carry-forwards in the amount of NIS 19.

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

As a result, as at December 31, 2013, deferred taxes were not created on carry-forward tax losses and on carry-forward capital losses of the Company and its subsidiaries as detailed above.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Income Tax (cont’d)

E.	Recognized deferred tax assets and liabilities

	Property,					Carry-
	plant					forward
	equipment,					tax losses and
	and					other assets
	intangible	Doubtful	Employee	Share-based		and deferred	Brand	Customers
	assets	debts	benefits plan	payments	Provisions	expenses	name	relationship	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance of deferred tax asset
(liability) as at December 31, 2011	(490)	61	300	16	26	(73)	(299)	(744)	(1,203)
Recognized in profit or loss	43	(2)	(53)	(16)	1	33	-	158	164
Recognized in other comprehensive income	-	-	7	-	-	1	-	-	8

Balance of deferred tax assets
(liability)as at December 31, 2012	(447)	59	254	-	27	(39)	(299)	(586)	(1,031)

Balance of deferred tax asset
(liability) as at December 31, 2012	(447)	59	254	-	27	(39)	(299)	(586)	(1,031)
Recognized in profit or loss	(19)	(14)	(22)	34	-	(22)	(18)	116	55
Recognized in other comprehensive income	-	-	-	-	-	4	-	-	4

Balance of deferred tax assets
(liability)as at December 31, 2013	(466)	45	232	34	27	(57)	(317)	(470)	(972)

As at December 31, 2013 deferred taxes are presented in the statement of financial position as follows: under deferred tax assets NIS 60 (December 31, 2012: NIS 128) and under deferred tax liabilities NIS 1,032 (December 31, 2012: NIS 1,159).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Income Tax (cont’d)

F.           Final tax assessments

(1)	The Company has final tax assessments up to and including 2007.

(2)
B Communications has final tax assessments up to and including 2006. In 2013 for the period 2007-2009, a decision was received from the tax authorities. The Company filed a reservation on this determination. The reservation has yet to be discussed.

(3)
Bezeq has received final tax assessments up to and including 2005. In 2013, Bezeq signed an agreement with the tax authorities for the period 2006-2008, which includes undisputed income. In addition, a decision was received from the tax authorities, whereby financing expenses accumulated on the shareholders' loans that Bezeq provided DBS should be added to its undisputed income. Bezeq filed a reservation on this determination. The reservation has yet to be discussed.

(4)	Pelephone has received final tax assessments up to and including 2010.

(5)	Bezeq International has received final tax assessments up to and including 2008.

Note 19 - Contingent Liabilities

As at December 31, 2013, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

In addition to pending claims, during the normal course of business, new legal claims were filed against Group companies (in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, which is based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements (Note14 above) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure as at December 31, 2013, due to claims filed against Group companies on various matters and which are unlikely to be realized, amounts to NIS 6.8 billion. There is also an additional exposure of NIS 2.2 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Contingent Liabilities (cont'd)

These amounts and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section B below.

A.	Following is a detailed description of the Group's contingent liabilities at December 31, 2013, classified into groups with similar characteristics.

		Balance of provisions	Amount of additional exposure		Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS		NIS

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by Bezeq employees and former Bezeq employees in respect of recognition of various salary components as components for calculation of payments to Bezeq employees, some of which have wide ramifications in Bezeq.	63	79		-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	18	2,485		2,137

Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from. These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	3	64		64

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation) and regarding real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	4,036	*	15

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	48		-

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Contingent Liabilities (cont'd)

A.           (cont'd)

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	17	49	-

Total legal claims against Group companies		113	6,761	2,216

Contingent liabilities for legal claims against associates		8	115	67

*	Of this amount, a total of NIS 3.7 billion is for the motion for certification of a class action for which a settlement for summary dismissal was signed in January 2013, pending court approval.

B.           Subsequent customer claims

Subsequent to the reporting date, customer claims amounting to NIS 119 were filed against Group companies and claims amounting to NIS 84 were filed against associates. At the approval date of the financial statements, the exposure for these claims cannot be assessed. In addition, customer claims with exposure of NIS 482 were resolved. The costs to the Group companies for these claims are insignificant.

C.           Contingent claims referring to the Company

On September 2, 2007, a claim was filed with the Tel Aviv District Court together with a motion to certify it as a class action against several corporations operating eCommerce sites, including Goldmind’s P1000 website, which was owned by the Company at the time, as well as against several suppliers. The petitioners claimed that these web sites have deceived and defrauded participants in online auctions by unrightfully preventing them from wining products that the web sites determined as “underpriced”. The plaintiffs also claimed that this practice was carried out through the use of fictitious bidders during the auction process. On June 1, 2011, the Court rejected the motion to certify the claim as a class action against all respondents. On July 17, 2011, the plaintiffs appealed the decision to the Supreme Court. In July, 2012 and in December 2013, the Supreme Court held additional hearings, in which it tried to convince the parties to reach an agreement. As of December 31, 2013 no agreement was achieved and the parties are awaiting the Supreme Court's ruling.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Agreements

A.
The Group companies have operating lease agreements for property and vehicles used by them. The minimum future contractual rental payments during the next five years, calculated according to the rental fees in effect as at December 31, 2013, are as follows:

	Real estate	Vehicles	Total
Year ended December 31	NIS	NIS	NIS

2014	183	62	245
2015	198	37	235
2016	125	7	132
2017	93	-	93
2018	49	-	49
2019 onwards	79	-	79
	727	106	833

B.
In May 2013. Pelephone signed an agreement with Apple International (“Apple”) for continued acquisition and distribution of iPhones in Israel. According to the agreement, under certain circumstances, Pelephone is required to purchase a minimum number of iPhones every year for additional three years at the prices in effect at the manufacturer on the actual purchase date. Pelephone believes that, similar to previous years, these quantities will constitute a substantial part of the quantities of iPhones that it expects to sell in the agreement period.

C.
Pelephone has an agreement with Hot Mobile Ltd. ("Hot Mobile") whereby Hot Mobile will exclusively acquire from Pelephone domestic roaming services for its subscribers, on Pelephone's UMTS / HSPA network. The agreement is valid until December 31, 2014. In December 2013, the agreement between Pelephone and Hot Mobile was amended ("the Amendment"), whereby in 2014, Hot Mobile will be charged a fixed monthly payment, which is not significantly lower than the amount it was charged in 2013, for the right to use Pelephone's network in the scope set out in the agreement. In addition, under the Amendment, Hot Mobile will not be required to acquire domestic roaming services exclusively from Pelephone.

E.	Pelephone has obligations as of December 31, 2013 to acquire terminal equipment amounting to NIS 92 (as at December 31, 2012, NIS 158).

F.	For agreements for the purchase of property, plant and equipment, see Note 8.E above.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Securities, Liens and Guarantees

A.	For securities, liens and stipulations given by the Company and its subsidiaries in connection with loan covenants and borrowings see Note 12.

B.	The Group companies have guarantees of NIS 91 in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the US$ exchange rate).

C.	The Group companies have bank guarantees of NIS 74 in favor of third parties.

D.
Bezeq provided a bank guarantee to DBS which DBS had provided in favor of the State of Israel pursuant to the terms of DBS's license. The guarantee is in accordance with the proportionate rate of the Bezeq's holdings in DBS. As at December 31, 2013, the balance of Bezeq's share in the guarantee is NIS 20 (linked to the CPI).

E.	Bezeq provided a bank guarantee of NIS 49 for the loans of Teletel Communication Channels Ltd., an indirectly held subsidiary of Bezeq.

F.	For the securities, liens and stipulations of DBS see Note 11A.

Note 22 - Capital and Capital Reserves

A.           Equity

	Authorized	Registered and paid up
	December 31	December 31
	2012 and 2013	2012 and 2013
Number of shares
Ordinary shares of NIS 0.1 par value
each	501,000,000	19,203,186

As of December 31, 2013, 5,862,615 shares have been purchased according to a share buyback program which was authorized by the Company’s Board of Directors.

B.           Description of the reserve

Reserve for transactions with non-controlling interests

The reserve for transactions with non-controlling interests, while retaining control includes differences between the considerations paid or received for changes in non-controlling interests.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 23 - Revenues

	Year ended December 31
	2011	2010	2013
	NIS	NIS	NIS
Domestic fixed line communications
Fixed line telephony	2,320	2,179	1,908
Internet – infrastructure	1,092	1,166	1,283
Transmission and data
communication	749	784	794
Other services	215	218	220

	4,376	4,347	4,205

Cellular
Cellular services and terminal
equipment	3,547	3,174	2,744
Sale of terminal equipment	1,911	1,203	1,000

	5,458	4,377	3,744

International communications,
internet services and NEP	1,289	1,289	1,367

Others	253	265	247

	11,376	10,278	9,563

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 24 - Salaries

	Year ended December 31
	2011	2012	2013
	NIS	NIS	NIS
Salaries and incidentals:
Operating	1,740	1,775	1,741
General and administrative	729	638	591
Share-based payments	182	70	34

Total salaries and incidentals	2,651	2,483	2,366

Less – salaries recognized in
investments in property, plant and
equipment and in intangible assets	(542)	(503)	(492)

	2,109	1,980	1,874

Note 25 - General and Operating Expenses*

	Year ended December 31
	2011	2012	2013
	NIS	NIS	NIS

Terminal equipment and materials	1,693	1,263	1,071
Interconnectivity and payments to
domestic and international operators	910	900	905
Maintenance of buildings and sites	641	663	607
Marketing and general expenses	629	600	573
Services and maintenance by
sub-contractors	170	158	162
Vehicle maintenance expenses	142	162	152
Content services expenses	123	103	65
Royalties and collection fees	160	148	51

	4,468	3,997	3,586

*	Less expenses of NIS 64 recognized in 2013 for investments in property, plant and equipment and intangible assets (in 2012, NIS 61 and in 2011, NIS 58).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 26 - Other operating Expenses (income), net

	Year ended December 31
	2011	2012	2013
	NIS	NIS	NIS
Provision for severance pay in
early retirement	369	32	90
Capital (gain) loss from sale of
property plant and equipment	7	(26)	(55)
Profit from copper sales	-	(54)	(40)
Capital loss from derecognition of
assets	-	54	1
Expenses related to agreement with
employee labor union in Pelephone	-	-	61
Capital gain from sale of
subsidiaries operations	(4)	10	-
Provision for contingent
liabilities, net	(29)	(17)	7
profit from forward transactions on
copper and other	(20)	-	(7)

	323	(1)	57

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 27 - Financing Expenses (Income)

	Year ended December 31
	2011	2012	2013
	NIS	NIS	NIS
Interest and linkage differences
from loans to an associate	(189)	(193)	(226)
Income on bank deposits,
investments and others	(51)	(42)	(52)
Change in fair value of financial
assets measured at fair value
through profit or loss	(100)	(92)	(63)
Income in respect of credit in sales,
net of discount commission	(102)	(147)	(122)
Income from available for sale
financial assets	-	(78)	-
Other financing income	(55)	(30)	(72)

Total financing income	(497)	(582)	(535)

Interest expenses on financial
liabilities	735	755	707
Linkage and exchange rate
differences, net	158	97	112
Net change in fair value through
profit or loss	28	8	24
Financing expenses for employee
benefits, net	26	20	15
Financing expenses for dividends
payable	83	52	22
Other financing expenses	49	65	51

Total financing expenses	1,079	997	931

Financing expenses, net	582	415	396

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 28 - Share-Based Payments

Bezeq's share-based payments

As at December 31, 2013, Bezeq has two option plans settled in shares through a net exercise mechanism and a phantom option plan, settled in cash. All of the options that were granted are non-marketable, each plan will vest in three equal annual lots and the exercise price is adjusted to changes in equity and distribution of dividends. Below are additional details.

Name of plan	Number of options granted (before forfeitures)	Number of options in circulation as at December 31, 2013	Weighted average of exercise price as at December 31, 2013 (NIS)	Weighted average of remaining contractual life
	In thousands	NIS		Years
Employee option plan of 2010 (see below)	69,495	57,457	4.12	2
Option plan for senior managers and employees of the Group of 2007	65,250	600	2.87	3.4
Phantom options plan for senior officers in the Group granted in December 2010	16,400	10,950	6.87	2

The average share price in 2011, 2012 and 2013 is NIS 8.71 per share, NIS 5.16 per share and NIS 5.35 per share, respectively.

See Note 24 for information about salary expenses for share-based payments.

Note 29- Earnings (Loss) per Share

The calculation of basic and diluted earnings per share was based on income (loss) attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	Year ended December 31
	2011	2012	2013
	NIS	NIS	NIS
Loss attributable to ordinary
Shareholders
Basic profit (loss) for the year	(264)	(37)	26
Effect of diluted per share loss in a subsidiary	(2)	(1)	(1)

Diluted profit (loss) for the year	(266)	(38)	25

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 29 - Earnings (Loss) per Share (cont'd)

	Year ended December 31
	2011	2012	2013
	Thousands of	Thousands of	Thousands of
	shares of NIS 0.1	shares of NIS 0.1	Shares of NIS 0.1
	par value	par value	par value
Weighted average number of
ordinary shares
Balance as at January 1	19,179	19,203	19,203
Effect of conversion of convertible
debt into shares	19	-	-

Weighted average number of ordinary
shares at December 31 (basic and diluted)	19,198	19,203	19,203

Note 30 - Transactions with Related Parties

A.	Identity of related parties

The Company’s related parties are as defined in IAS 24 (2009)- Related Party Disclosures and include: parent company - Eurocom, and other Eurocom Group companies, related parties of Eurocom, B Communications and its subsidiaries, Bezeq, Bezeq subsidiaries and affiliates and jointly-controlled entities; and associates, directors and key management personnel in the Company, the Eurocom Group companies and persons who are close to a family member of any of these individuals.

In the ordinary course of business, some of the Company's subsidiaries and affiliates engage in business activities with each other. Such business activities are primarily between Bezeq, or Bezeq subsidiaries and between other Eurocom Group companies, such as Eurocom Digital Communications, Eurocom Cellular Communications, Space Communications, Gilat Satcom, Satlink Communications, and to a lesser extent other affiliated companies.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 - Transactions with Related Parties (cont'd)

B.	Balances with related parties

	December 31,
	2012	2013
	NIS	NIS

Receivables – associates, net	53	52

Loans to an associate, see section C below	1,742	1,968

Liabilities to related parties, net *	(86)	(53)

(*)	The amounts are for parent company Eurocom, and its related parties.

C.	Loans provided to an associate

For the loans provided by Bezeq to the associate DBS, see Note 11. DBS also received loans from Eurocom DBS Ltd. The balance of the loans according to the loan terms as at December 31, 2013 is NIS 1,509 (as at December 31, 2012 – NIS 1,453). In 2013, interest income and linkage differences of Eurocom DBS Ltd. under the terms of loans amount to NIS 56 (in 2012 - NIS 45). DBS recognizes the loans in its financial statements at fair value at the measurement date plus interest and interest differences as at the reporting date. As at December 31, 2013, the balance of the loans in the financial statements of DBS is NIS 1,005 (as at December 31, 2012 – NIS 859). In 2013, interest expenses and linkage differences under the terms of loans amount to NIS 146 (in 2012 - NIS 122).

D.	Transactions with related parties

	Year ended December 31,
	2011	2012	2013
	NIS	NIS	NIS
Revenues
From associates (including interest income in respect of shareholders' loans)	217	221	246
From related parties *	8	7	8
Expenses
To related parties *	140	52	48
Associate to related parties *	146	95	80
To associates	1	1	7
Investments
Related parties *	97	90	66

*	The amounts are for parent company Eurocom and its related parties.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 - Transactions with Related Parties (cont’d)

E.	Transactions listed in section 270(4) of the Companies Law

Approval date of the general meeting (after approval of Bezeq's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction

June 10, 2010	Bezeq's three-year agreement with Eurocom for routine management and consulting services valid through to May 31, 2013.	US$ 1.2 per year.

March 27, 2012	Amendment to DBS's agreement with Eurocom and ADB, for some of the converters (50% of the original amount that was approved).	Additional cost of up to US$ 2.

April 24, 2012	DBS's agreement with Eurocom and ADB to purchase power supplies and converters.	For power supplies: at a total cost of US$ 131 thousands For converters: at a total cost of US$ 10.

July 25, 2012	Amendment of DBS's agreement with Eurocom and ADB for some of the converters (42% of the original amount that was approved).	Additional maximum total cost of up to US$ 1.3.

July 25, 2012	DBS's agreement with Eurocom and ADB to purchase yesMaxTotal converters.	Total cost of US$ 21. In addition, there is an additional cost of up to US$ 3, to the extent required by the market situation.

September 6, 2012	Postponement of some of the payments due from DBS to Bezeq and to Bezeq International, by virtue of the prior debt arrangements. See also Note 11.A.	The deferred payments to Bezeq amount to NIS 27. The deferred payments to Bezeq International amount to NIS 6.

October 11, 2012
Amendment to and extension of Pelephone's agreement with Eurocom Cellular Communications Ltd.  According to the amendment, the agreement will be expanded to include products manufactured by the Chinese electronics manufacturer ZTE.
Annual amount of up to NIS 300.

January 21, 2013	Amendment to and extension of DBS's agreement with Eurocom and ADB regarding the purchase of yesMaxHd power supplies.	(1) Additional cost of up to US$ 131 thousands. (2) Additional cost of up to US$ 79 thousands.

Approved by Bezeq's Board of Directors on April 25, 2013 in accordance with Bezeq's Regulations (Relief in Transactions with Interested Parties), 2000 ("the Relief Regulations for Transactions with Interested Parties")

Extension of the arrangements approved at Bezeq's general meeting on October 14, 2010, between Bezeq and DBS and between Bezeq International and DBS for reciprocal marketing of products and services until December 31, 2015
The fees to be paid by the parties to each other will be in accordance with the criteria approved by Bezeq's general meeting as part of the original approval for the agreement

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 - Transactions with Related Parties (cont’d)

E.	Transactions listed in section 270(4) of the Companies Law (cont'd)

Approval date of the general meeting (after approval of Bezeq's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction

May 8, 2013
Approval of Bezeq's vote at the general meeting of DBS in favor of DBS's agreement with Space Communications Ltd. for leasing space segments, in which the original agreement will be amended and extended. The agreement is valid until the end of 2028.
Total amount of up to USD 227 (net including discounts for satellite segments leased in the existing agreement)

June 13, 2013
Amendment to Bezeq's three-year agreement with Eurocom Communications for on-going management and consultation services valid until May 31, 2016, unless one of the parties announces its intention to terminate the agreement with three months’ notice.
NIS 5.5 per year

Approved by Bezeq's Board of Directors on November 6, 2013 in accordance with the relief regulations for transactions with interested parties	Amendment to and extension of DBS's agreement with Eurocom and ADB for acquisition of yesMaxTotal3 converters	The total cost will be USD 10 per year

January 27, 2014
Approval of Bezeq's vote at the general meeting of DBS in favor of DBS's agreement with Eurocom and ADB for the acquisition of an additional quantity of yesMaxTotal converters and power supplies for yesMax HD converters, until June 30, 2015.

For converters: at a total cost of USD 14;  there is an additional 2.42% of additional cost for the hard drive only, if there are changes due to an increase in hard drive prices.
For power supplies: at a total cost of USD 197 thousand

Approved by Bezeq's Board of Directors on February 27, 2014 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between DBS and Space Communications Ltd. for lease of space segments, up to December 31, 2014	NIS 920 thousand

The financial value of the transactions described above, which were carried out in 2013 were as follows:

	Amounts	Convenience
	included in the	translation
	consolidated	into US$
	financial statements	(Note 2D)
	NIS	NIS

Expenses	30	9
Finance income (expenses)	3	1

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 - Transactions with Related Parties (cont’d)

F.           Agreements with the Eurocom Group and B Communications

1.	Registration rights agreement with B Communications

B Communications entered into a registration rights agreement with The Company granting it the right to register its ordinary shares it owns under the Securities Act of 1933, as amended. Under the registration rights agreement, B Communications has granted to The Company “demand” registration rights that allow it to request that B Communications register under the Securities Act of 1933, as amended, some or all of its ordinary shares it owns. The Company is entitled to an aggregate of five demand registrations. B Communications is not required to affect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least US$ 7.5. B Communications is also not required to affect more than one demand registration during any 12-month period thereafter. B Communications is not obligated to grant a request for a demand registration within 90 days of any other demand registration.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 30 - Transactions with Related Parties (cont’d)

F.           Agreements with the Eurocom Group and B Communications (cont'd)

3.	Financial service agreement with Eurocom Capital Finance Ltd.

In February 2008, the Company entered into an execution services agreement with Eurocom Capital Finance Ltd. which is controlled by Mr. Shaul Elovitch, its controlling shareholder and the chairman of the Board of Directors, under which Eurocom Capital Finance Ltd. provides the Company with various financial services. Under the agreement, Eurocom Capital Finance Ltd. handles the execution of the Company's financial investments pursuant to direct instructions from its Chief Executive Officer, which is based on a policy that was established by its management and approved by the Board of Directors. In consideration for these services, the Company agreed to pay Eurocom Capital Finance Ltd. fees which are customary for such agreements and on market terms. The Company paid Eurocom Capital Finance Ltd. aggregate fees of approximately NIS 620 thousand, NIS 553 thousand and NIS  345 thousand for its services in the years 2011, 2012 and 2013, respectively.

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

G.           Key management personnel compensation (including directors)

Key management personnel compensation comprised:

	Year ended December 31
	2011	2012	2013
	NIS	NIS	NIS
Employee benefits	7	4	2

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Subsequent Events

A.	For Bezeq dividend distribution approval subsequent to the balance sheet date see Note 11C.

B.
On February 19, 2014, subsequent to the balance sheet date, B Communications issued $800 of Senior Secured Notes ("the Notes”) due 2021 that bear a 7⅜% annual interest. The Notes were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and to certain qualifying investors in offshore transactions, including in Israel, in reliance on Regulation S under the Securities Act.

The Notes are senior obligations of B Communications and are guaranteed by its two wholly-owned subsidiaries, SP1 and SP2, on a senior secured basis ("the Guarantees”). The Notes and the Guarantees are secured by first priority liens over all of the capital stock of SP2, the capital stock of Bezeq held by SP2, and additional collateral.

The Notes have been admitted for trading on the system of the Tel Aviv Stock Exchange for trading by institutional investors, known as TACT Institutional.

B Communications used the net proceeds from the offering to repay all amounts outstanding under the loans received by SP2 and SP1 from Bank Hapoalim and Migdal, respectively and to deposit funds into a debt service account.

C.
On February 19, 2014, subsequent to the balance sheet date, B Communications entered into five Cross Currency Swap ("CCS") transactions in order to hedge its exposure to fluctuations in the $ exchange rate as a result of the Note issuance. The CCS transaction hedge a total of $725 principle amount of the Notes.

D.
On March 17, 2014, subsequent to the balance sheet date, B Communications completed an early redemption all of its outstanding Series A Debentures in a par value of NIS 153 for total consideration of NIS 203. As of that date B Communications’ Series A Debentures were delisted from the Tel Aviv Stock Exchange.

E.
On March 3, 2014, subsequent to the balance sheet date, the Company issued a new Series of Debentures, Series D at a par value of NIS 117.5 for a total consideration of NIS 126. Series D Debentures are repayable in five installments as follows: (i) 10% of the principal amount on September 15, 2018 and 2019; (ii) 30% of the principal amount on September 15, 2020 and 2021; and (iii) the final 20% of the principal amount on September 15, 2022. Series D Debentures bear interest of 6% payable on March 15 and September 15 of each of the years 2014-2022, other than the first interest payment which will be made on September 15. 2014. Both principal and interest are linked to the CPI of January 2014. Series D Debentures are listed on the Tel Aviv Stock Exchange (TASE). Series D Debentures were awarded a local Baa1 stable rating by Midroog Ltd., an Israeli rating company affiliated with Moody’s.

F.	In April 2014, subsequent to the balance sheet date, DBS issued additional debentures by expanding its existing series in the amount of NIS 300.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
D.B.S Satellite Services (1998) Ltd.

We have audited the accompanying statements of financial position of D.B.S Satellite Services (1998) Ltd. (hereinafter  the "Company") as of December 31, 2013 and 2012, and the related  statements of  income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
February 27, 2014

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Financial Position as of December 31

		2013	2012
	Note	NIS Thousands	NIS Thousands
Assets
Cash and cash equivalents	5	125,263	-
Trade receivables	6	164,277	163,043
Other receivables	6	1,615	1,674
Total current assets		291,155	164,717

Broadcasting rights, net	7	416,598	377,349
Property, plant and equipment, net	8	775,131	745,365
Intangible assets, net	9	133,728	99,864
Total non-current assets		1,325,457	1,222,578

Total assets		1,616,612	1,387,295

The accompanying notes are an integral part of these financial statements.

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Financial Position as of December 31

		2013	2012
	Note	NIS Thousands	NIS Thousands
Liabilities
Credit from banks	10	35,785	69,322
Current maturities on bonds	14	292,168	174,305
Trade payables	11	467,929	403,104	*
Other payables	12	161,318	147,746	*
Provisions	13	12,360	6,200
Total current liabilities		969,560	800,677
Bonds	14	1,387,616	1,364,840
Loans from shareholders	15	3,571,900	3,085,742
Other long-term liabilities	16	24,931	92,033	*
Employee benefits	17	5,779	5,837
Total non-current liabilities		4,990,226	4,548,452
Total liabilities		5,959,786	5,349,129
Capital deficit
Share capital	21	29	29
Share premium		85,557	85,557
Options		48,219	48,219
Capital reserves		1,537,271	1,537,271
Capital reserve for share-based payments	18	10,280	10,280
Retained losses		(6,024,530)	(5,643,190)
Total capital deficit		(4,343,174)	(3,961,834)
Total liabilities and equity		1,616,612	1,387,295

/s/ David Efrati	/s/ Ron Eilon	/s/ Micky Neiman
David Efrati	Ron Eilon	Micky Neiman
Authorized to sign as Chairman of the Board of Directors (See Note 32)	CEO	CFO

Financial statements approval date:  February 27, 2014
The accompanying notes are an integral part of these financial statements.

* Reclassified - see Note 2.G regarding change in classification

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Income for the Year Ended December 31

	2013	2012	2011
Note	NIS Thousands	NIS Thousands	NIS Thousands

Revenues		1,635,216	1,635,994	1,618,809
Cost of revenues	22	1,051,618	1,067,087	1,028,168
Gross profit		583,598	568,907	590,641
Sales and marketing expenses	23	153,712	166,274	152,737
General and administrative expenses	24	162,372	149,884	143,036
Operating profit		267,514	252,749	294,868
Financing expenses		167,677	155,431	168,991
Financing income		(6,979)	(1,859)	(23,163)
Financing expenses for shareholder loans		486,158	407,826	377,529
Financing expenses, net	25	646,856	561,398	523,357
Loss before income tax		(379,342)	(308,649)	(228,489)
Income tax	26	1,352	1,668	1,128
Loss for the year		(380,694)	(310,317)	(229,617)

Basic and diluted loss per share (NIS)		12,734	10,380	7,681

The accompanying notes are an integral part of these financial statements.

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Comprehensive Income for the Year Ended December 31

	2013	2012	2011
Note	NIS Thousands	NIS Thousands	NIS Thousands

Loss for the year		(380,694)	(310,317)	(229,617)
Other items of other comprehensive income:
Actuarial losses from a defined benefit plan	17	(646)	(1,235)	(80)
Other comprehensive loss for the year that will not be reclassified to profit or loss		(646)	(1,235)	(80)
Total comprehensive loss for the year		(381,340)	(311,552)	(229,697)

The accompanying notes are an integral part of these financial statements.

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Changes in Equity

	Note	Share capital	Share premium	Options	Capital reserve	Capital reserve for share-based payments	Retained losses	Total
		NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Balance as of January 1, 2013		29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(380,694)	(380,694)
Other comprehensive loss for the year		-	-	-	-	-	(646)	(646)
Total comprehensive loss for the year		-	-	-	-	-	(381,340)	(381,340)
Balance as of December 31, 2013		29	85,557	48,219	1,537,271	10,280	(6,024,530)	(4,343,174)

Balance as of January 1, 2012		29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(310,317)	(310,317)
Other comprehensive loss for the year		-	-	-	-	-	(1,235)	(1,235)
Total comprehensive loss for the year		-	-	-	-	-	(311,552)	(311,552)
Balance as of December 31, 2012		29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)

Balance as of January 1, 2011		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(229,617)	(229,617)
Other comprehensive loss for the year		-	-	-	-	-	(80)	(80)
Total comprehensive loss for the year		-	-	-	-	-	(229,697)	(229,697)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	889	-	889
Balance as of December 31, 2011		29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)

The accompanying notes are an integral part of these financial statements.

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Cash Flows for the Year Ended December 31

	2013	2012	2011
	NIS Thousands	NIS Thousands	NIS Thousands

Cash flows from operating activities
Loss for the year	(380,694)	(310,317)	(229,617)
Adjustments:
Depreciation and amortization	262,735	248,250	276,393
Financing expenses, net	633,376	548,997	519,716
Capital losses (gains), net	320	504	(515)
Share-based payments	-	-	889
Income tax expenses	1,352	1,668	1,128

Change in trade receivables	(1,234)	(3,447)	9,251
Change in other receivables	59	6,346	3,130
Change in broadcasting rights ,net	(39,249)	(46,777)	(26,082)
Change in payables and other liabilities	16,076	(24,271)	(39,411)
Change in employee benefits	(704)	(1,569)	(605)

Income taxes paid	(1,550)	(1,337)	(1,128)

Net cash from operating activities	490,487	418,047	513,149

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	474	471	747
Purchase of property, plant and equipment	(260,110)	(240,686)	(207,741)
Payments for software and licenses	(63,638)	(43,531)	(32,181)
Payments for subscriber acquisitions	-	-	(24,414)
Net cash used in investing activities	(323,274)	(283,746)	(263,589)

The accompanying notes are an integral part of these financial statements.

D.B.S. Satellite Services (1998) Ltd.
Financial Statements as of December 31, 2013

Statements of Cash Flows for the Year Ended December 31 (Contd.)

	2013	2012	2011
	NIS Thousands	NIS Thousands	NIS Thousands

Cash flows from financing activities
Repayment of bank loans	-	(423,235)	(97,277)
Repayment of bond principal	(223,355)	(58,211)	(57,271)
Short-term bank credit, net	(33,537)	66,046	(85,294)
Payment for finance lease liabilities	(2,766)	(1,554)	(768)
Interest paid	(121,352)	(125,674)	(114,178)
Bond issues, net	339,060	395,002	118,553
Net cash used in financing activities	(41,950)	(147,626)	(236,235)

Increase (decrease) in cash and cash equivalents	125,263	(13,325)	13,325
Cash and cash equivalents at the beginning of the year	-	13,325	-
Cash and cash equivalents at the end of the year	125,263	-	13,325

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 1 - GENERAL

Reporting Entity

D.B.S. Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel in 1998 and has its main offices in 6 HaYozma Street, Kfar Saba.

The Company holds a Ministry of Communications license for satellite television broadcasts (“the License”). The License is valid until January 2017, and may be extended for additional six-year periods, subject to certain conditions. The Company’s operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts), 1982 (“the Communications Law”) and the regulations and rules enacted thereunder, and to the terms of the License.

Bezeq - The Israel Telecommunication Corporation Ltd. (“Bezeq”) holds 49.78% of the Company’s issued capital, and options for an additional 8.6% of the Company’s issued capital, which Bezeq is prohibited from exercising following the Supreme Court ruling from 2009, denying Bezeq's merger with the Company (as defined in the Antitrust Law) by way of exercising the aforesaid options. The Company’s remaining shares are held by Eurocom DBS Ltd. Voting rights granted by these shares are held by a trustee, under an irrevocable letter of appointment and authorization, and pursuant to the Antitrust Commissioner’s decision stating, inter alia, that he must use the shares as an owner.

In October 2013, the Company received a first draft of conditions for the  merger (as defined in the Antitrust Law) between Bezeq and the Company, sent by the Antitrust Authority (“the Antitrust Authority”). In November 2013, the Antitrust Authority issued a draft copy of the terms being considered for approving the merger between Bezeq and the Company, for public comment (to be received by November 28, 2013). As of the approval date of these financial statements, the Antitrust Authority has not yet issued a decision concerning the terms of the merger.

NOTE 2 - BASIS OF PREPARATION

A.	Definitions

In these financial statements -

(1)	The Company - D.B.S. Satellite Services (1998) Ltd.

(2)	Related Party - As defined in IAS 24 (2009) - Related Party Disclosures.

(3)	Interested Party - As defined in paragraph (1) to the definition for “Interested Party” in Section 1 to the Israeli Securities Law, 1968.

B.	Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and the Israeli Securities Regulations (Annual Financial Statements), 2010.

The financial statements were approved by the Board of Directors on February 27, 2014.

C.	Functional currency and presentation currency

The financial statements are presented in NIS, which is the Company’s functional currency, rounded to the nearest thousand. The NIS is the currency that reflects the Company’s main economic environment in which the Company operates.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

D	Basis of measurement

The financial statements have been prepared on a historical cost basis, except for the following assets and liabilities: derivative financial instruments, shareholder loans, provisions, and employee benefit liabilities. For more information concerning the measurement of these assets and liabilities, see Note 3 - Significant Accounting Principles.

The value of non-monetary assets and equity items measured at historical cost has been adjusted to changes in the Israeli CPI until December 31, 2003, as Israel was considered a hyper-inflationary economy until that date.

E.	Operating cycle

The Company’s operating cycle does not exceed one year. Thus, current assets and current liabilities include items intended and expected to realize within one year from the date of the financial statements.

F	Use of estimates and judgment

In preparing these financial statements according to IFRS, Management is required to exercise judgment and use assessments, estimates, and assumptions which affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses.  Actual results may differ from these estimates.

In formulating accounting estimates used in the preparation of the Company’s financial statements, Management is required to make assumptions concerning significantly uncertain circumstances and events. In determining these estimates, Management exercises its judgment based on past experience, various facts, external factors, and reasonable assumptions concerning relevant circumstances for each estimate.

Estimates and assumptions are reviewed on an ongoing basis. Changes in accounting estimates are recognized in the period in which the estimates are revised and in all subsequently affected periods.

The following table provides information concerning significant estimates and judgments made while applying accounting policies and which materially affect the financial statements:

Estimate	Principal assumptions	Possible consequences	Reference
Useful life	The useful life of groups of property, plant and equipment, intangible assets, and broadcasting rights.	Recognition of expenses	Note 3(B), 3(C), and Note 3(D) below.

Provisions and contingent liabilities	Assessment of the chances of legal actions brought against the Company and measurement of potential liabilities for these actions.	Reversal or creation of a provision for a certain action and recognition of income/expenses, respectively.	Note 13 and Note 20.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

Measuring Fair Value

In preparing its financial statements, the Company must measure the fair value of certain assets and liabilities. Additional information concerning assumptions used in measuring fair value is presented in Note 29 - Financial Instruments.

In measuring the fair value of an asset or liability, the Company uses market-observed data as much as possible. Fair value measurements are classified into a three-level fair value hierarchy, based on the data used in making the assessment. Classification is as follows:

•	Level 1: Quoted (non-adjusted) prices on an active market for identical assets or liabilities.

•	Level 2: Directly or indirectly observed market data, not included in Level 1 as aforesaid.

•	Level 3: Data not based on observed market data.

G.	Reclassification

•	Comparative figures have been reclassified to accurately reflect the nature and maturity dates of liabilities.

•	Comparative figures in items of property, plant and equipment, have been reclassified to reflect the derecognition of assets which have been fully written off.

H.	Changes in accounting policies

Starting January 1, 2013, the Company applies the following new standards and amendments:

•	IFRS 13 - Fair Value Measurement

•	IAS 19 (Amended) - Employee Benefits

Application of the new standards did not materially affect the Company’s financial statements.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies were applied consistently through all periods presented in these financial statements.

A.	Foreign currency transactions

Foreign currency transactions are translated into the Company’s functional currency using the exchange rate in effect on the transaction dates. Monetary assets and liabilities denominated in foreign currency at the reporting date are translated into the functional currency using the exchange rate in effect on that date.

B.	Broadcasting rights

Broadcasting rights are presented at cost, net of broadcasting rights used.

The cost of broadcasting rights acquired to broadcast content includes amounts paid to rights-providers plus direct costs incurred in adjusting the broadcasting rights. Broadcasting rights are amortized based on actual broadcasts from the total number of expected broadcasts according to Management’s estimate or as contractually permitted (with the part not amortized at the end of the agreement being amortized in full upon termination of the agreement), or in a straight line according to the shorter of either the rights agreement term or the economic life. The net change in broadcasting rights is stated as an adjustment to profits under operating activities in the statement of cash flows.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

C.	Property, plant and equipment

(1)	Recognition and measurement

The Company elected to measure its property, plant and equipment items at cost, net of accumulated depreciation and impairment losses.

Cost includes expenses that are directly attributable to the asset’s acquisition. The cost of self-constructed assets includes the cost of materials and direct labor costs, and any other additional cost that is directly attributable to bringing the asset to the location and condition required that it may operate as intended by Management. The cost of software that is integral to operating the related equipment, is recognized as part of the cost of that equipment.

When significant parts of property, plant and equipment (including costs for major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(2)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized as part of the carrying amount of the said item if it is probable that the future economic benefit embodied in the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. Ongoing maintenance costs are recognized in profit or loss as they arise.

(3)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment.

Years
Broadcasting and receiving equipment	3,6.67
Installation costs*	1-3,13-15
Digital satellite decoders	4-6,8
Office furniture and equipment	6.67,14.2
Computers	3,5

* The costs of installations in apartments are amortized over the expected period of the benefit from the installation.

Leasehold improvements are depreciated over the shorter of either the lease term or the estimated useful life of the improvements.

D.	Intangible assets

(1)	Subscriber acquisition

The Company capitalized the direct sales commissions paid to distributors and salespersons for the sale of services to subscribers who have entered into a contract with the company to purchase services, including a commitment for a defined period, and recognized these costs as an intangible asset. When a subscriber terminated the contract term, the asset balance was amortized immediately.

For customers who did not commit to a defined period, the Company recognizes subscriber acquisition costs immediately in profit or loss.

At the end of 2011 following changes in legislation that prohibit early termination penalties the Company ceased recognizing the sale commissions as intangible assets.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

(2)	Software

Standalone software that adds functionality to hardware is classified as an intangible asset.

(3)	Development

Development activities involve plans for the production of products for new processes to significantly improve existing processes or products. Development expenses are recognized as an intangible asset only if: development costs can be reliably measured; the product or process are technically and commercially feasible; a future economic benefit is expected to be derived from the product and the Company has sufficient resources and intentions to complete development and use or sell the asset.  Costs recognized as an intangible asset include the cost of materials, direct labor costs, overhead expenses directly attributable to preparing the asset for its intended use, and capitalized credit costs. Other development costs are recognized in profit or loss as they incurred.

In subsequent periods, capitalized development costs are measured at cost less accumulated amortization and impairment losses.

(4)	Amortization

Amortization of intangible assets is recognized in profit or loss on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use.

Estimated useful lives for the current and comparative periods are as follows:

Years
Software and licenses	3,5,7,8
Subscriber acquisition costs*	1-3
Capitalized development costs	1,3,5,7,8

*     Pursuant to the terms of the contracts signed with the subscribers.

E.	Financial instruments

(1)	Non-derivative financial assets

Non-derivative financial assets include trade and other receivables and cash and cash equivalents.

(a)       Initial recognition of non-derivative financial assets

Financial assets are recognized when the Company becomes party to the contractual terms of the instrument, i.e. - the date on which the Company fulfilled its contractual obligations.

(b)       De-recognition of financial assets

Financial assets are de-recognized with the Company’s contractual rights to the cash flows arising from the financial asset expire, or when the Company transfers the rights to receive the cash flows arising from the financial asset in a transaction where all the risks and benefits of ownership of the financial asset are effectively transferred.

Regular way sales of financial assets are recognized on the trade date, i.e. - the date on which the Company undertook to sell the asset.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

(c)       Classification of financial assets

The Company classifies financial assets as follows:

Cash and cash equivalents

Cash includes immediately-usable cash balances and on-demand deposits. Cash equivalents include short-term investments (where the period between the original deposit date and the redemption date is up to 3 months) which can easily be converted into known amounts of cash and which are exposed to insignificant risk of changes in value.

Trade and other receivables

Trade and other receivables are financial assets with fixed or measurable payments which are not traded on an active market.

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include: bank overdrafts, bank loans and credit facilities, loans from shareholders and other creditors, finance lease liabilities, trade payables, and other payables.

(a)       Initial recognition of financial liabilities

Debt instruments are initially recognized on the date on which they are created.

Financial liabilities are initially recognized at fair value net of all attributable transaction costs. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

(b)       De-recognition of financial liabilities

Financial liabilities are de-recognized when the Company’s contractual obligation expires, or when it is settled or cancelled.

(c)       Changes in terms of debt instruments

An exchange of debt instruments having materially different terms between an existing borrower and lender are accounted for as a settlement of the original financial liability and recognition of a new financial liability at fair value. Furthermore, significant changes in the terms of an existing financial liability or any part thereof, are accounted for as a settlement of the original financial liability and recognition of a new financial liability.

Terms are deemed materially different if the discounted present value of the cash flows under the new terms, including any fees paid, less any fees received, and discounted using the original effective interest rate, differs by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

(d)       Offsetting financial instruments

Financial assets and financial liabilities are offset and net amounts are presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle the asset and liability on a net basis or to simultaneously dispose of the asset and settle the liability.

(3)	Derivative financial instruments

The Company uses derivative financial instruments to hedge against foreign currency risks. Financial instruments mainly comprise of forward transactions.

Derivative instruments are initially recognized at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. Hedge accounting is not applied for derivative instruments used for economic hedging of financial liabilities denominated in foreign currency. Changes in the fair value of these derivatives are recognized in profit or loss.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

(4)	CPI-linked assets and liabilities not measured at fair value

The value of CPI-linked financial assets and liabilities not measure at fair value is re-measured every period according with the actual increase in the CPI.

F.	Impairment

(1)	Financial assets

Financial assets are tested for impairment when objective evidence indicates that one or more events have adversely affected the estimated future cash flows from that asset.

Impairment losses on financial assets, measured at amortized cost, are measured as the difference between an asset’s carrying amount and the present value of its estimated future cash flows, discounted using the original effective interest rate. All impairment losses are recognized in profit or loss.

(2)	Non-financial assets

The carrying amount of the Company’s non-financial assets is tested at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s estimated recoverable amount is calculated. The Company estimates the recoverable amount if there are indications of impairment.

G.	Employee benefits

(1)	Post-employment benefits

The Company has several post-employment benefit plans. These plans are usually financed by contributions to insurance companies, and are classified as defined contribution plans and defined benefit plans.

(a)       Defined contribution plans

The Company’s obligations for contributions to defined contribution pension plans are recognized in profit or loss  in the periods during which services are rendered by employees.

(b)       Defined benefit plans

A defined benefit plan is a post-employment benefit plan which is not a defined contribution plan. The Company’s net liability, referring to a defined benefit plan for post-employment benefits, is measured for each plan separately by estimating the future amount of the benefit that will be due to an employee in return for his services in the current period and in prior periods. This benefit is presented at present value less the fair value of the plan assets. The Company determines the net interest rate for the net liability (asset) from a defined benefit plan by multiplying the net liability (asset) from a defined benefit by the discounting rate used to measure the obligation for a defined benefit, as both were determined at the start of the annual reporting period.

The discount rate is determined according to the yield at the reporting date on government bonds whose currency and maturity date are similar to the terms of the Company’s obligation.  Calculations are performed annually by a certified actuary using the projected unit credit method.

Re-measurement of the net liability (asset) from a defined benefit includes actuarial gains and losses, yield on plan assets (excluding interest), and any change in the effect on the maximum assets (as applicable, excluding interest). Re-measurements are recognized immediately through other comprehensive income, directly to retained earnings.

Interest costs for defined benefit obligations, interest income from plan assets and interest from the effect of maximum assets recognized in profit or loss, are presented in the finance income and expense items, respectively.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

G.	Employee benefits (contd.)

(2)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis, and the expense is recognized when the related service is rendered or upon actual employee absence in the event of non-accruable absence (such as maternity leave). A provision for short-term employee benefits in the form of a cash bonus or a profit-sharing plan is recognized for the amount expected to be paid ,when the Company has a present legal or constructive obligation to pay the said amount for past services rendered by an employee and the obligation can be estimated reliably. Employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Company expects the benefits to be wholly settled.

H.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation which can be estimated reliably, and the Company expects that an outflow of economic benefits will be required to settle the obligation.

Legal actions

A provision for legal actions is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that the Company will be required to use economic resources to settle the obligation, and the amount of the obligation can be estimated reliably.

I.	Revenues

(1)	Revenues from services and digital satellite decoder leases are recognized in profit or loss proportionately over the term of the agreement or upon providing the service.

(2)
Receipts from customers for the installation of terminal equipment which do not provide customers with separate value are recognized as income in profit or loss over the period in which the economic benefits are flow to the Company.

(3)
The Company charges a deposit for digital satellite decoders leased by its customers. Upon termination of the contract, customers are entitled to a proportional refund of the deposit, according to the terms of their agreement. Deposit write-down revenues are recognized in profit or loss, according to the terms of the agreements with the customers.

(4)	Commissions - When the Company acts as an agent and not as the principal in a transaction, income is recognized to the net amount of the commission.

J.	Income tax expenses

Income tax expenses comprise current and deferred taxes. Current and deferred taxes are recognized in profit or loss, or are recognized in other comprehensive income if they arise from items recognized in other comprehensive income.

Current taxes are the expected taxes payable (or receivable) on taxable income for the year, calculated using the tax rates enacted or effectively enacted at the reporting date.

A deferred tax asset is not recognized in the books from losses carried forward when the Company does not expect to have taxable income in the future, against which such assets could be used.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

K	Leased assets

Leases where the Company bears most of the risks and rewards from the asset, are classified as financing leases. Upon initial recognition, leased assets are measured at the lower of either their fair value or the present value of future minimum lease payments. Subsequent to initial recognition, the asset is accounted for according to the accounting policies applied for that asset. Minimum lease payments made under financing leases are apportioned between finance expenses and amortization of the outstanding liability.

Other leases are classified as operating leases and leased assets are not recognized in the statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis, over the term of the lease.

Determining if an arrangement includes a lease:

At the start of an arrangement or upon its re-examination, the Company determines whether an arrangement is a lease or if it contains a lease. An arrangement constitutes a lease or includes a lease if it meets the following two conditions:

•	The arrangement depends on use of a specific asset or assets; and

•	The arrangement includes a right to use the asset.

If the agreement does not include a lease according to the above criteria, the agreement is accounted for as a service agreement and payments for these services are recognized in profit or loss using the straight-line method, according to the service term.

L.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary share holders of the Company by the weighted average number of ordinary shares in circulation during the year.

M.	Financing income and expenses

Financing income comprises interest income on invested funds, exchange rate gains, and gains on derivative instruments recognized in profit or loss. Interest income is recognized as accrued, using the effective interest method.

Financing expenses comprise interest and linkage expenses on borrowings, impairment losses on financial assets, and losses on derivative instruments recognized in profit or loss. Credit costs are recognized in profit or loss using the effective interest method.

In the statements of cash flows, interest payments are presented under cash flows from financing activities.

N.	Transactions with a controlling shareholder

Assets and liabilities for which the Company conducted a transaction with a controlling shareholder are measured a fair value at the transaction date.

As this is a capital transaction, the difference between the fair value and the proceeds from the transaction is recognized in equity.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

O.	New standards and interpretations not yet adopted

(1)       IFRS 9 (2010 and 2013) - Financial Instruments (“the Standard”).

The Standard supersedes the requirements of IAS 39 concerning the classification and measurement of financial assets and financial liabilities and concerning hedge accounting. The mandatory application date for the Standard has yet to be set. Early adoption is permitted subject to the conditions set forth in the Standard. The Standard will be applied retrospectively, except for certain allowances, as set forth in the Standard’s transitional provisions. The Company is examining the effects of the Standard’s adoption on its financial statements.

(2)       Amendment to IAS 32 - Financial Instruments: Presentation (“the Amendment”).

The Amendment clarifies the provisions for offsetting financial assets and liabilities, set forth in IAS 32. The Amendment will apply to annual periods starting January 1, 2014, and will be applied retrospectively. First-time application of the Standard is not expected to materially affect the Company’s financial statements.

NOTE 4 - THE COMPANY’S FINANCIAL POSITION

A.
Since starting its operations, the Company has accumulated considerable losses. The Company’s losses in 2013 and 2012 totaled NIS 381 million and NIS 310 million, respectively. As a result of these losses, the Company’s capital deficit and working capital deficit as of December 31, 2013, totaled NIS 4,343 million and NIS 678 million, respectively.

B.	1.
In 2013, the Company issued additional bonds (Series B) in the Company, effected by way of expanding the existing series, in a total amount of NIS 341 million. For more information concerning the bonds issue, see Note 14.

2.	In October 2013, S&P Maalot affirmed its ilA- stable rating for the Company and all its bonds.

3.	As of December 31, 2013, the Company complies with the financial covenants stipulated in its financing agreements and bonds. For information about compliance with covenants, see Note 27.

4.
Management estimates that the financing resources available to the Company, which include, inter alia, the working capital deficit and potential capital raising, will be sufficient for the Company’s operating needs in the coming year, based on the forecasted cash flows approved by the Company’s Board of Directors. Should additional resources be required to meet the Company’s operating needs in the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those currently available to it.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 5 - CASH AND CASH EQUIVALENTS

	December 31	December 31
	2013	2012
	NIS Thousands	NIS Thousands

Bank balances	7,310	-
Bank deposits	117,953	-
	125,263	-

NOTE 6 - TRADE AND OTHER RECEIVABLES

	December 31	December 31
	2013	2012
	NIS Thousands	NIS Thousands

Trade receivables (1)
Outstanding debts	31,154	36,185
Credit companies	139,375	134,368
Less provision for doubtful debts	(6,252)	(7,510)
	164,277	163,043

Other receivables (1)
Prepaid expenses	1,413	420
Others	202	1,254
	1,615	1,674

(1) Including trade and other receivables constituting Related Parties and Principal Shareholders	1,108	2,326

For more information concerning trade and other receivables constituting Related Parties and Interested Parties, see Note 30 - Related Parties and Interested Parties. For information concerning the Company’s exposure to currency and liquidity risk, see Note 29 - Financial Instruments.

NOTE 7 - BROADCASTING RIGHTS, NET

	December 31	December 31
	2013	2012
	NIS Thousands	NIS Thousands

Cost	779,069	758,847
Less – used rights	362,471	381,498
	416,598	377,349

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET

A.	Composition:

	Broadcasting and reception equipment	capitalized installation costs		Digital satellite decoders	Office furniture and equipment (including computers)	Leasehold improvements	Total
	NIS Thousands

Cost
Balance as of January 1, 2012	244,103	793,940	*	1,770,858	107,534	46,982	2,963,417
Additions during the year	9,862	89,458		158,280	15,653	3,151	276,404
Disposals during the year	-	(49,547	)*	(203,250)	(184)	-	(252,981)
Balance as of December 31, 2012	253,965	833,851		1,725,888	123,003	50,133	2,986,840
Additions during the year	12,578	91,178		146,729	8,409	1,208	260,102
Disposals during the year	(15,027)	(37,993)		(47,977)	(6,362)	-	(107,359)
Balance as of December 31, 2013	251,516	887,036		1,824,640	125,050	51,341	3,139,583

Accumulated depreciation
Balance as of January 1, 2012	211,754	554,187	*	1,412,842	74,123	34,557	2,287,463
Additions during the year	12,053	83,644		97,826	10,448	2,047	206,018
Disposals during the year	-	(49,547	)*	(202,399)	(60)	-	(252,006)
Balance as of December 31, 2012	223,807	588,284		1,308,269	84,511	36,604	2,241,475
Additions during the year	10,199	91,192		113,565	12,368	2,216	229,540
Disposals during the year	(15,027)	(37,993)		(47,185)	(6,358)	-	(106,563)
Balance as of December 31, 2013	218,979	641,483		1,374,649	90,521	38,820	2,364,452

Carrying amount
As of January 1, 2012	32,349	239,753		358,016	33,411	12,425	675,954

As of December 31, 2012	30,158	245,567		417,619	38,492	13,529	745,365

As of December 31, 2013	32,537	245,553		449,991	34,529	12,521	775,131

B.	Collateral

See Note 27.

*	Reclassification - Comparative figures have been reclassified to reflect derecognition of assets which have been fully written off.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 9 - INTANGIBLE ASSETS, NET

	Subscriber acquisition costs		Software and licenses	Total
	NIS Thousands

Cost
Balance as of January 1, 2012	212,770	*	220,579	433,349
Additions during the year	-		47,869	47,869
Disposals during the year	(135,685	)*	-	(135,685)
Balance as of December 31, 2012	77,085		268,448	345,533
Additions during the year	-		67,059	67,059
Disposals during the year	(11,922)		-	(11,922)
Balance as of December 31, 2013	65,163		335,507	400,670
Accumulated depreciation
Balance as of January 1, 2012	191,904	*	147,218	339,122
Additions during the year	18,903		23,329	42,232
Disposals during the year	(135,685	)*	-	(135,685)
Balance as of December 31, 2012	75,122		170,547	245,669
Additions during the year	1,963		31,232	33,195
Disposals during the year	(11,922)		-	(11,922)
Balance as of December 31, 2013	65,163		201,779	266,942

Carrying amount
As of January 1, 2012	20,866		73,361	94,227

As of January 1, 2013	1,963		97,901	99,864

As of December 31, 2013	-		133,728	133,728

*	Reclassification - Comparative figures have been reclassified to reflect derecognition of assets which have been fully written off.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 10 - CREDIT FROM BANKS

For more information concerning the Company’s exposure to interest, currency, CPI, and liquidity risk, see Note 29.

For information concerning collateral and restrictions pertaining on credit and financial covenants, see Note 27.

NOTE 11 - TRADE PAYABLES

	December 31	December 31
	2013	2012*
	NIS Thousands	NIS Thousands

Outstanding debts	392,049	341,968
Notes and checks payable	75,880	61,136
	467,929	403,104

Including trade payables to Related Parties and Principal Shareholders	93,658	89,441

For more information concerning trade payables constituting Related Parties and Interested Parties, see Note 30 - Related Parties and Interested Parties.

For information concerning the Company’s exposure to currency and liquidity risk through part of its trade payables balance, see Note 29 - Financial Instruments.

NOTE 12 - OTHER PAYABLES

	December 31	December 31
	2013	2012*
	NIS Thousands	NIS Thousands

Employees and institutions with respect to wager	34,211	30,366
Provisions for vacation and convalescence pay	12,486	10,732
Interest payable on bonds	33,140	33,800
Deposits from customers, net	1,385	2,411
Institutions	42,710	40,227
Prepaid revenues	26,520	23,305
Others	10,866	6,905
	161,318	147,746

For information concerning the Company’s exposure to currency and liquidity risk through part of its other payables balance, see Note 29 - Financial Instruments.

*           Reclassified - see Note 2.G regarding a change in classification.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 13 - PROVISIONS

	December 31	December 31
	2013	2012
	NIS Thousands	NIS Thousands

Balance as of January 1	6,200	40,647
Provisions made during the year	7,223	4,301
Provisions realized during the year	(417)	(31,889)
Provisions eliminated during the year	(933)	(6,884)
Effect of time (linkage)	287	25
Balance as of December 31	12,360	6,200

In the normal course of business, various legal actions were brought against the Company.

For information concerning these actions and the Company’s exposure, see Note 20.

NOTE 14 - BONDS

	December 31, 2013
	% nominal interest and linkage*	Par value upon issue	Redemption year	% redemption of original par value		Par value	Carrying amount
						NIS Thousands

Bonds A	Linked + 8.4%	620,300	2010-2013 2014-2017	8 17	% %	421,804	503,700
Bonds B	Linked + +5.85%	895,876	2013-2017 2018-2019	14 15	% %	771,083	809,441
Bonds 2012	Linked + 6.4%	392,000	2013-2017 2018-2022	8 12	% %	360,640	366,643

*	All bonds contain a mechanism for reducing and increasing the interest rate under certain circumstances specified in the deeds of trust and in the bonds.

A.
The Company has a bond series issued in 2007 to institutional investors, which was listed on the TACT-institutional system on the Tel Aviv Stock Exchange (“Bonds (Series A)”) pursuant to a deed of trust signed by the Company and Hermetic Trust (1975) Ltd. (“Trustee A” and “Deed of Trust A”, respectively).

Deed of Trust A stipulates that the Company may register first liens in favor of holders of additional securities which the Company may issue and/or to add them to liens made in favor of the trustee without the trustee’s consent, provided that the ratio between the Company’s total debt (after issue of the said securities and including the proceeds thereof) at the end of the quarter preceding the issue, and its EBITDA for the 12 months ended at the end of the last calendar month, will not exceed 6.5. Deed of Trust A defines total debt as the Company’s debts secured by a first lien, unlimited in amount, on all Company assets pari-passu with the collateral provided by the Company to the holders of Bonds (Series A).

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 14 - BONDS (CONTD.)

A.	(contd.)

Moreover, Deed of Trust A specifies various events (e.g. - insolvency proceedings, breach, exercise of liens on most of the Company’s assets, etc.) which, following the warning period specified in the deed, allow a call for immediate repayment of the bonds subject to the provisions set forth in the deed of trust. Deed of Trust A also provides for a call for immediate repayment in the event that the bank collateral is exercised or upon a call for immediate repayment of other bonds issued by the Company, if its outstanding balance exceeds the amount specified in the deed.

In determining the rating of its Bonds (Series A), the Company committed to S&P Maalot (and to S&P Maalot only), that it would not make repayments of the shareholder loans for the duration of the Bonds (Series A).

B.
The Company has a bond series issued in 2010 to institutional investors, which was listed on the TACT-institutional system on the Tel Aviv Stock Exchange and which was expanded in 2011, 2012 and 2013 (“Bonds (Series B)”) pursuant to a deed of trust signed by the Company and Hermetic Trust (1975) Ltd. (“Deed of Trust B" and “Trustee B”, respectively).

Deed of Trust B states that the Company may register first liens to the holders of additional securities as may be issued by the Company (whether through the series’ expansion or through the issue of another series or additional securities) and/or add them to liens made in favor of the trustee, without the trustee’s consent, provided that the rating does not fall below the rating of the Bonds (Series B) at that time (if their rating does not exceed their initial rating), and that the ratio between the Company’s total debt (Company debts secured by a first lien, unlimited in amount, on all Company assets, pari-passu with the collateral provided by the Company to the holders of Bonds (Series A), less cash and monetary deposits available to the Company) after the issue of the said securities and including its proceeds at the end of the quarter preceding the issue and its EBITDA (the Company’s total operating profit from operating activities, before financing expenses and taxes, plus depreciation and amortization and plus provisions and extraordinary one-time expenses) for the 12 months ended at the end of the last calendar quarter does not exceed 5.7.

As of December 31, 2013, the Company meets the debt/EBITDA ratio covenant stipulated in Deed of Trust B (as of December 31, 2013, the Company's debt/EBITDA ratio was 3.1).

Moreover, Deed of Trust B specifies various events which (subject to the extension period set out in the deed) allow a call for immediate repayment of the bonds, subject to the provisions of the deed of trust. These events include the corresponding events specified in Deed of Trust A, with certain changes, and other events, including among others, failure to deliver financial statements to the trustee at the times stipulated in the deed, a decrease in Bezeq’s interests in the Company below a minimum threshold stipulated in the deed (so long as the Company is a private company), a merger with another company (except with Bezeq or a company under its control), or the sale of most of the Company's assets subject to such terms as set forth in the deed, revocation of the broadcasting license or termination of communications activities, and failure to meet the financial covenant set forth in Deed of Trust B, whereby every quarter the Company must meet a maximum debt/EBITDA ratio of 5.7 as define above.

Under Deed of Trust B, the Company’s right to distribute dividends and repay the shareholder loans is contingent on its compliance with a financial covenant based on the ratio between its total secured debts and its EBITDA (as these terms are defined in Deed of Trust B, and subject to the rectification period set out in the deed). Concerning repayment of the shareholder loans, the Company is subject to a further restriction whereby the repayment amount will not exceed the Company’s cumulative net profit from the beginning of 2011 onwards, less the Company’s financing expenses for the shareholder loans and less repayments or distributions.

In 2013, the Company carried out another issue of Bonds (Series B), effected as an expansion of the series, in a total amount of NIS 341 million.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 14 - BONDS (CONTD.)

The Company has a bond series issued in 2012 to institutional investors, whereby the lenders provided the Company with a loan (“the 2012 Bond”).

The 2012 Bond specifies certain events (similar to the aforesaid events specified in Deed of Trust B) which (sometimes following a grace period) allow a call for immediate repayment of the bond, subject to the provisions of the 2012 bond, including a call for immediate repayment (not initiated by the Company) of another bond series issued and/or as may be issued by the Company and/or of the Company's debts to a financial institution subject to the conditions set out in the 2012 bond.

Pursuant to the provisions of the 2012 bond, every quarter the Company must meet two financial covenants (subject to a remediation period and remediation terms as set forth in the 2012 Bond), namely (a) a maximum debt/EBITDA ratio, which is the ratio between the total debt (Company debts to financial institutions, as defined in the 2012 bond) at the end of the relevant quarter, and the Company’s EBITDA (defined in the 2012 Bond as the Company’s total operating profit from operating activities (before financing expenses and taxes), plus depreciation and amortization, plus expenses included under the investments item in the Company’s financial statements.as of December 31, 2010 (whose classification was changed to expenses due to accounting policies or a directive from an authority), plus provisions and extraordinary one-time expenses) in the 12 months ended in the relevant quarter; and (b) a maximum debt/(E-C) ratio, which is the ratio between total debt at the end of the relevant quarter, and the Company's E-C (defined in the 2012 Bond as the Company's EBITDA for the 12 months ending at the end of that quarter, less the Company's CAPEX in that period. CAPEX, meaning the addition to property, plant and equipment, excluding disposals and depreciation) in the 12 months ending at the end of that quarter.

As of December 31, 2013, the maximum debt/EBITDA ratio pursuant to the 2012 Bond was 5. The Company was in compliance with this covenant (as of December 31, 2013, the debt/EBITDA ratio was 2.8). Under the 2012 bond, the maximum debt/(E-C) ratio as of December 31, 2013, was 9.5. The Company was in compliance with this covenant (as of December 31, 2013, the debt/(E-C) ratio was 7.9).

The 2012 bond also sets restrictions on dividend distributions and repayment of the shareholder loans, similar to the restrictions set forth under Deed of Trust B.

For information concerning the collateral provided under the bonds, see Note 27 below.

Repayment dates of CPI-linked principal

December 31, 2013
NIS Thousands

2014	292,168
2015	292,168
2016	292,168
2017	292,168
2018	191,557
2019 onwards	336,886
1,697,115

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 15 - SHAREHOLDER LOANS

A.

		December 31
	Interest and linkage	2013	2012
		NIS Thousands
Loan balances based on their nominal terms:
Old shareholder loans (1)	Linked	2,384,925	2,340,213
New shareholder loans (2):
Loans granted until April 27, 2003	Linked and bearing 5.5% interest	473,035	439,974
Loans granted after April 27, 2003	Linked and bearing 11% interest	1,832,735	1,620,177
		4,690,695	4,400,364

Less - excess of amount of loans received over their fair value upon receipt, after accumulated amortization (at the effective interest rate)(3)		(1,118,795)	(1,314,622)
		3,571,900	3,085,742

(1)	The loans do not have a maturity date.

(2)
The loans extended by some of the Company's shareholders from July 10, 2002 ("the New Shareholder Loans") have preference over the old shareholder loans. Under the agreement, the New Shareholder Loans will be eligible for full repayment by the Company before any dividend distribution and/or repayment of the old shareholder loans extended to the Company by its shareholders, subject to the Company's cash flows and its liabilities under agreements signed with the banks and some of its bondholders. The new loans also have no maturity dates.

(3)
The shareholder loans were measured at fair value upon receipt. The value of the loans is measured according to the present value of the expected cash flows for repayment of the loans, considering the dates on which the shareholders may first call for repayment of the loans (according to the restrictions set forth in the agreements with the banks and the bondholders) and the interest rates applicable to similar-risk loans upon receipt of the loans.

In 2007, in determining the rating of its Bonds (Series A), the Company committed to the rating agency (and to rating agency only), that it would not make repayments against the shareholder loans for the duration of the Bonds (Series A).

When a change in the terms of the loans results in a difference of more than 10% in the discounted cash flows, the difference between the expected cash flows prior to the change, discounted using the interest rate upon receipt of the loan, and their discounted value using the interest rate at the time of the said change is recognized as financing expenses/income.

The difference between the present value of the new cash flows, discounted using the interest rate at the time of the said change, and the old cash flows discounted using the interest rate at the time of the said change, is recognized in equity as a capital reserve.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 15 - SHAREHOLDER LOANS (CONTD.)

The interest rate at the time of the change was determined according to a professional opinion obtained by the Company from a third-party consultant, whereby the interest rate for discounting the interest-free shareholder loans is 15.63%, and the interest rate for discounting the shareholder loans bearing 5.5% interest is 15.58%.

Upon the issue of Bonds B and the 2012 Bond, restrictions were set on the Company’s right to distribute dividends and repay the shareholder loans. See Note 14. This change does not constitute a material change in terms, as aforesaid, and so did not affect the Company’s financial statements.

B.
Under the Company’s agreement with its shareholders, the shareholders who provided the Company with New Shareholder Loans were granted the right to receive additional shares in the Company, or options exercisable into shares pro rata to their contributions.

Accordingly, these shareholders were allocated additional shares in the Company and options exercisable into shares of the Company. These options are exercisable at any time and for no additional consideration, and are transferrable as though they were shares, subject to approval by the banks pursuant to the financing agreements.

Exercise of the options granted to Bezeq and changes in certain holdings in the Company are subject to various regulatory approvals. See also Note 1.

NOTE 16 - OTHER LONG-TERM LIABILITIES

	December 31
	2013	*2012
	NIS Thousands

Outstanding debts	10,237	75,034
Prepaid revenues	14,694	16,999
Total other long-term liabilities	24,931	92,033
Outstanding debts with Related Parties (1)	2,413	36,923

(1)
In September 2012, agreements were approved to defer part of the payments due from the Company to Bezeq and Bezeq International under the previous debt arrangements between these parties (to the amount of NIS 27 million, and NIS 6 million, respectively). According to the aforesaid, the payments will be deferred for a period of 18 months, in which time they will bear interest of Prime + 4%.

*	Reclassified - see Note 2.G regarding a change in classification.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 17 - EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, severance benefits, and short-term benefits.

The Company has defined benefit plans for post-employment benefits, and it makes contributions to central severance pay funds and suitable insurance policies.

The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law, 1963.

Composition of employee benefits:

	December 31
	2013	2012
	NIS Thousands

Present value of obligations	13,717	12,750	*
Fair value of plan assets	(7,938)	(6,913	)*

Liability recognized for a defined benefit plan	5,779	5,837
Other liabilities	13,234	11,962
Total employee benefits	19,013	17,799
Presented under the following items:
Other payables	13,234	11,962
Long-term employee benefits	5,779	5,837
	19,013	17,799

* Reclassification – In accordance with IAS 19 (Amended).

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 17 - EMPLOYEE BENEFITS (CONTD.)

Post-employment benefit plans - defined benefit plan

A.	Changes in post-employment benefit plans - defined benefit plan:

	Liability for defined benefit plans	Liability for defined benefit plans	Fair value of plan assets	Fair value of plan assets	Total net liability for defined benefit plans	Total net liability for defined benefit plans
	2013	2012	2013	2012	2013	2012
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Balance as of January 1	12,750	14,639	6,913	8,468	5,837	6,171
Current servicing cost, net (recognized in salary expenses)	1,883	944	-	-	1,883	944
Interest costs, net (recognized in financing expenses)	412	547	243	317	169	230
Actuarial losses (gains) recognized in other comprehensive income, net	82	1,850	(564)	615	646	1,235
Benefits paid, net	(1,410)	(5,230)	(356)	(3,432)	(1,054)	(1,798)
Contributions			1,702	945	(1,702)	(945)
Balance as of December 31	13,717	12,750	7,938	6,913	5,779	5,837

B.	Key actuarial assumptions

The key actuarial assumptions for a defined benefit plan at the reporting date are as follows:

1.	Mortality rates are based on the rates appearing in the Ministry of Finance Insurance publication 2013-3-1.

2.	Churn rates are based on the Company’s past experience, distinguishing among different employee populations, and according to seniority.

3.	The (real) discount rate is based on the yield on fixed-rate government bonds with a duration equal to that of the gross liability.

	2013	2012	2011
	%

Discount rate on December 31	0.6	0.6	1.85
Future salary increases	2	2	2

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 17 - EMPLOYEE BENEFITS (CONTD.)

4.	Sensitivity analysis for actuarial assumptions:

The following table analyzes the possible effect of changes in key actuarial assumptions on employee benefit liabilities. Calculations were made for each assumption separately, assuming the other assumptions remain unchanged.

December 31, 2013
NIS Thousands
Future salary increases - additional 0.5%	291
Discount rate - additional 0.5%	(258)
Churn rate assumption - additional 5%	(297)

C.	Effect of employee benefit plans on the Company’s future cash flows:

The Company's estimated contributions in 2014 in a financed defined benefit plan total NIS 1.342 thousands.

D.	Post-employment benefit plans - defined contribution plan

	For the year ended December 31
	2013	2012	2011
	NIS Thousands

The amount recognized as an expense for a defined contribution plan	12,834	12,349	11,771

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 18 - SHARE-BASED PAYMENTS

In September 2008, the Company’s CEO was allotted 4,250,000 options in Bezeq exercisable into Bezeq shares, at an exercise price of NIS 5.24 per option (the exercise price as of the allocation date and as may be adjusted for Bezeq’s dividend distributions starting from the allocation date).The fair value of all these options at the allocation date was NIS 10,280 thousands. The options vest in three equal annual installments. As of the reporting date, all three installments have vested.

NOTE 19 - COMMITMENTS

1.	As of December 31, 2013, the Company has signed agreements for buying broadcasting rights. In the year ended December 31, 2013, purchases of these rights totaled NIS 188 million.

2.	As of December 31, 2013, the Company has signed agreements for buying channels. In the year ended December 31, 2013, expenses for the use of channels purchased by the Company totaled NIS 269 million.

3.
The Company has signed operational leases for the buildings it occupier. The primary lease expires in 2014, with an option to extend the lease for another 5 years. Rental fees under this lease are linked to the CPI. The Company also has several operating leases with various terms.

Rental fee forecasts for the coming years, calculated according to the rental fees on December 31, 2013, are as follows:

NIS Thousands

2014	8,882
2015 to 2016	3,186

4.	Operating lease

The Company has a number of operating leases for periods of up to 36 months for the vehicles it uses. Forecasted annual lease payments, calculated according to the lease payments in effect on December 31, 2013, total approximately NIS 25 million.

5.	Royalties

Under the terms of the License, the Company has a liability to pay royalties to the State of Israel, calculated based on income, as defined in the relevant regulations.

Under the Communications Regulations, 2006, annual royalty rates were set as follows: 2011 - 1.75%, 2012 - 1.75%, from 2013 onwards - 0%.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 19 – COMMITMENTS (CONTD.)

6.
Agreement with NDS Limited (“NDS”) - The Company has signed several agreements with NDS for the purchase of services related to the Company's encoding, broadcasting, and receiving system, and for hardware related to these services.

In 2013 and 2012, the Company’s payments to NDS totaled NIS 32 million and NIS 38 million, respectively.

For information concerning additional contracts between the Company, Related Parties, and Interested Parties, see Note 30 - Relate Parties and Interested Parties.

7.
Contract with PACE plc. for buying HD Zapper decoders under an agreement from August 2011. In 2013 and 2012, the Company's payments to this supplier totaled NIS 32 million and NIS 19 million, respectively.

NOTE 20 - CONTINGENT LIABILITIES

1.	Guarantees

To secure its liabilities, the Company has provided NIS 43 million in guarantees (including a guarantee of NIS 40 million to the State of Israel).

2.	Legal actions

Various legal actions have been filed or are pending against the Company (in this section: “Legal Actions”).

Based, inter alia, on the opinion of its legal counsel concerning the chances for success of these Legal Actions, Management believes that adequate provisions have been included in the financial statements (Note 13), where such provisions are required, to cover the Company’s exposure from the said Legal Actions.

As of December 31, 2013, the Company’s exposure to Legal Actions brought against the Company on various matters, totals NIS 110,063 thousands. These amounts and all amounts of the claims detailed in this note do not include linkage and interest.

Below are details of material claims pending against the Company as of December 31, 2013, classified into groups with similar characteristics.

A.	Employee claims

In the normal course of business, collective and individual claims have been filed against the Company by its employees and former employees. These claims primarily concern allegations of non-payment of salary components and delay in salary payments. As of December 31, 2013, these claims totaled NIS 83,618 thousands. Based on the opinion of its legal counsel concerning the chances of success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 1,994 thousands, where provisions are required to cover the Company's exposure to such claims.

B.	Customer claims

In the normal course of business, claims have been filed against the Company by its customers. These are mainly applications for approval of class actions (and the ensuing claims) usually concerning allegations of unlawful collection of moneys and failure to adequately provide services by the Company. As of December 31, 2013, these claims total NIS 25,455 thousands. Based, inter alia, on the opinion of its legal counsel concerning the chances of success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 6,346 thousands, where provisions are required to cover the Company's exposure to such claims.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 20 - CONTINGENT LIABILITIES (CONTD.)

C.	Supplier and communication provider claims

In the normal course of business, various Legal Actions have been brought against the Company by suppliers of goods and/or services to the Company. The main claim was filed for alleged damages incurred by a supplier as a result of the Company’s negligence. As of December 31, 2013, these claims total NIS 990 thousands. Based, inter alia, on the opinion of its legal counsel concerning the chances for success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 100 thousands, where such provisions are required, to cover the Company’s exposure to such claims.

Subsequent to the financial statements date, claims were filed against the Company with a total value of NIS 50 million. As of the financial statements’ approval date, it is not yet possible to assess the chances of success of these claims.

NOTE 21 - EQUITY

A.	Share capital

Share capital comprises ordinary shares of NIS 1 par value each, as follows:

	December 31 2013	December 31 2012
	Number of shares and amount in NIS thousands

Issued and paid up share capital	29	29
Authorized capital	39	39

B.	Options to shareholders

See Note 15B.

NOTE 22 - COST OF REVENUES

	For the year ended December 31
	2013	2012	2011
	NIS Thousands

Wages, salaries and ancillary costs	147,647	145,811	148,746
Content costs	307,894	317,301	277,505
Utilized broadcasting rights	155,039	153,959	147,116
Space segment usage	79,288	92,348	85,278
Depreciation and amortization	224,987	201,541	220,180
Vehicle maintenance	20,883	21,406	26,601
Royalties	-	16,948	17,438
Others	115,880	117,773	105,304
	1,051,618	1,067,087	1,028,168

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 23 - SALES AND MARKETING EXPENSES

	For the year ended December 31
	2013	2012	2011
	NIS Thousands

Wages, salaries and ancillary costs	73,954	61,665	41,662
Advertising	63,755	70,435	61,846
Marketing consultation	1,765	1,728	1,662
Vehicle maintenance	8,357	9,180	8,561
Depreciation and amortization	2,235	19,181	34,829
Others	3,646	4,085	4,177
	153,712	166,274	152,737

NOTE 24 - GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31
	2013	2012	2011
	NIS Thousands

Wages, salaries and ancillary costs	64,198	61,103	57,073
Share-based payment	-	-	889
Consultation and professional fees	11,043	11,196	11,107
Rental fees and maintenance	16,620	15,734	13,983
Depreciation and amortization	35,511	27,528	21,384
Provision for doubtful and bad debts	1,089	1,116	1,933
Subcontractors (mainly for system maintenance)	17,514	17,534	20,661
Others	16,397	15,673	16,006
	162,372	149,884	143,036

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 25 - FINANCING EXPENSES, NET

Recognized in profit or loss

	For the year ended December 31
	2013	2012	2011
	NIS Thousands

Interest income on bank deposits	(623)	(817)	(981)
Change in the fair value of financial assets at fair value through profit or loss	-	(140)	(5,378)
Other financing income	(6,356)	(902)	(16,804)
Financing income recognized in profit or loss	(6,979)	(1,859)	(23,163)

Expenses for shareholder loans	290,303	243,923	263,263
Expenses for discounting shareholder loans	195,854	163,904	114,266
Change in the fair value of financial assets at fair value through profit or loss	12,810	361	4,250
Interest expenses on financial liabilities measured at amortized cost	111,468	110,250	114,649
Linkage expenses	30,417	21,887	31,283
Expenses from changes in exchange rates	434	6,021	6,221
Other financing expenses	12,549	16,911	12,588
Financing expenses recognized in profit or loss	653,835	563,257	546,520

Net financing expenses recognized in profit or loss	646,856	561,398	523,357

NOTE 26 - INCOME TAXES

A.	Deferred tax assets and liabilities

As of the reporting date, the Company has losses and deductions for inflation of NIS 5.3 billion for tax purposes, carried forward to the next year (2012: NIS 5 billion).

Current tax laws do not limit the time for utilizing losses for tax purposes or the utilization of deductible temporary differences. The Company does not create deferred tax assets, as it does not expect to have taxable income in the foreseeable future against which it could utilize the tax benefits.

B.	Tax assessments

The Company has received final tax assessments up to and including the year ended 2009.

C.	Theoretical tax note

The main item reconciling the Company’s statutory tax rate and its effective tax rate, is the difference arising from non-recognizing deferred tax assets and related tax benefits for current year tax losses.

These losses are not recognized due to the Company’s uncertainty regarding the utilization of these tax benefits.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 27 - TOTAL LIABILITIES  SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES

A.	The Company’s secured liabilities and guarantees are as follows:

	December 31 2013	December 31 2012
	NIS Thousands

Bonds	1,679,784	1,539,145
Credit from banks (1)	35,785	69,322
Guarantees	42,674	41,709

The Company is party to a financing agreement with a consortium of banks from May 23, 2001, which was amended and re-phrased in July 2012 ( “the Bank Financing Agreement” or “the Financing Agreement” and “the Banks”, respectively). When the amended Financing Agreement went into effect, the Company repaid all its long-term credit facilities at that time (see Note 14).

Under the Financing Agreement, a current credit facility of NIS 170 million was granted to the Company until the end of 2015, as well as a hedging facility of USD 10 million. Use of these facilities is limited to the Company’s total working capital needs, calculated using the formula set forth in the amended Financing Agreement, which depends on the Company's trade receivables balance, the Company's unutilized broadcasting rights balance, the amortized cost of decoders and the Company's trade payables balance as presented in its financial statements.

Under the amended Financing Agreement, every quarter the Company must comply with two financial covenants similar to those specified for the 2012 Bond - see Note 14 (C) - Financial Covenants.

The amended Financing Agreement also sets restrictions on the repayment of shareholder loans and distributions, as set forth in the 2012 Bond (as detailed in Note 14). These restrictions supersede the restrictions which had previously applied to repayment of the shareholder loans and the prohibition on distributions.

The amended Financing Agreement also sets out grounds for immediate repayment, including various breaches of the Financing Agreement, engaging in non-communications operations, liquidation and receivership proceedings against the Company, revocation or suspension of the broadcasting license, unauthorized changes of ownership, breach of material agreements defined in the Financing Agreement, call for immediate repayment or grounds for a call for immediate repayment of amounts due of the Company to its bondholders, other banks, or financial institutions, and failure to comply with the financial covenants specified in the Financing Agreement. The amended Financing Agreement further stipulates that the creation of liens and raising of debt secured by liens (excluding exceptional instances) shall be subject to the banks’ approval.

The Financing Agreement also provides mechanisms for raising and lowering interest rates.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 27 - TOTAL LIABILITIES  SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONTD.)

B.	1.	The Company provided each of the banks and each of Trustee A, Trustee B and the Lenders pursuant to the 2012 Bond ( “the Institutional Lenders”) the following liens:

1.1
Floating first liens, unlimited in amount, on all the Company’s assets (excluding exceptions as dictated by the Communications Law), which include a clause restricting the creation of additional liens (subject to such exceptions as set forth in the Financing Agreements);

1.2
Fixed first lniens, unlimited in amount, on the Company’s rights and assets including its rights under material agreements to which it is party, its unissued authorized capital, its goodwill, certain intellectual property rights, and its insurance rights under its insurance policies. These fixed liens shall not apply to the exceptions dictated by the Communications Law.

In this section, jointly: “the Collateral”

2.
The Collateral is in the form of first liens equal (pari passu) to each other. The creation of additional liens by the Company to the banks is subject to approval by the Institutional Lenders, unless such liens are also made to the Institutional Lenders. In the event that the Collateral is exercised and/or upon disposal of the assets underlying the Collateral, including by other holders of securities who were granted a lien over those assets, the proceeds from such sales shall be shared pro-rata by all holders of the Collateral, with each holder receiving a proportionate share of the proceeds equal to the proportionate share of the debt owed to that holder (as defined in the Financing Agreements and the bonds) divided by the total debt secured by those assets.

C.
Under the provisions of Deed of Trust B, if Bezeq provides Trustee B a guarantee for the Company's liabilities to the holders of Bonds (Series B), and so long as Bezeq's rating does not fall below its rating or its equivalent in another rating agency (the higher of the two), then henceforth the Collateral provided by the Company to Trustee B shall be annulled, the restriction on expanding the series and issuing additional securities guaranteed by the same Collateral shall be lifted, the restriction on repayment of the shareholder loans and dividend distributions shall be lifted, and several of the grounds for immediate repayment granted to Trustee B under Deed of Trust B shall be annulled. Furthermore, in this case any interest increases for a rating downgrade will also be cancelled.

NOTE 28 - FINANCIAL RISK MANAGEMENT

A.	General

The Company is exposed to the following risks, arising from the use of financial instruments:

*           Credit risk

*           Liquidity risk

*           Market risk

This Note discloses the Company’s exposure to each of the above risks, the Company's goals, policies, and processes in measuring and managing these risks.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 28 - FINANCIAL RISK MANAGEMENT (CONTD.)

B.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual liability, and arises mainly from trade receivable balances.

Management has a credit policy and regularly monitors the Company’s exposure to credit risk.

Management regularly monitors trade receivable balances and the financial statements include provisions for doubtful debts which Management believes adequately reflect the loss inherent in debts whose collection is uncertain.

C.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities settled in cash or with another financial asset. The Company’s approach to managing its liquidity risk is to guarantee, as far as possible, sufficient liquidity to meet its liabilities on time, under normal conditions and under stressful conditions, without causing the Company unexpected losses or damaging its goodwill.

D.	Market risk

Market risk is the risk that changes in market prices such as foreign currency exchange rates or interest rates will impact the Company’s revenues or the value of its holdings in financial instruments. The goal of managing market risk is to manage and supervise the exposure to market risk through generally accepted metrics, while maximizing return on risk.

NOTE 29 - FINANCIAL INSTRUMENTS

A.	Credit risk

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

	December 31 2013	December 31 2012
	NIS Thousands

Cash and cash equivalents	125,263	-
Trade receivables	164,277	163,043
Other receivables	202	1,254
	289,742	164,297

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

(2)	Aging of debts and impairment losses

	December 31 2013	December 31 2012
	NIS Thousands

Not past due	162,533	154,240
Past due up to one year	4,221	8,984
Past due one to two years	1,225	2,106
Past due more than two years	2,752	6,477
	170,731	171,807
Less provision for doubtful debts	(6,252)	(7,510)
Total	164,479	164,297

(3)	Changes in provisions for doubtful debts:

	December 31 2013	December 31 2012
	NIS Thousands

Balance as of January 1	7,510	7,375
Increase (decrease)	(1,258)	135
Balance as of December 31	6,252	7,510

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk

The following table details the contractual repayment dates of monetary liabilities, including interest payments. This disclosure does not include amounts for which offset agreements have been signed.

	As of December 31, 2013
	Carrying amount	Forecasted cash flow	Up to 6 months	6-12 months	1-2 years	2-5 years	Over 5 years
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Non-derivative financial liabilities:
Variable-interest bank credit - on call	35,785	35,785	35,785	-	-	-	-
Bonds, including interest	1,712,923	2,090,784	89,366	315,972	384,848	930,528	370,070
Loans from shareholders	3,571,900	4,690,695	-	-	-	-	4,690,695
	5,320,608	6,817,264	125,151	315,972	384,848	930,528	5,060,765

	As of December 31, 2012
	Carrying amount	Forecasted cash flow	Up to 6 months	6-12 months	1-2 years	2-5 years	Over 5 years
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Non-derivative financial liabilities:
Variable-interest bank credit - on call	69,322	69,322	69,322	-	-	-	-
Bonds, including interest	1,572,945	1,987,962	85,754	194,999	334,506	900,536	472,168
Loans from shareholders	3,085,742	4,400,364	-	-	-	-	4,400,364
	4,728,009	6,457,648	155,076	194,999	334,506	900,356	4,872,532

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risk

1)-	CPI and foreign currency risk for the Company’s financial instruments is as follows:

	December 31, 2013
	Unlinked	CPI-linked	Foreign currency or foreign currency-linked (mainly USD)	Non-monetary items	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Current assets
Cash and cash equivalents	124,299	-	964	-	125,263
Trade receivables	163,717	-	560	-	164,277
Other receivables	200	2	-	1,413	1,615
Total current assets	288,216	2	1,524	1,413	291,155
Current liabilities
Credit from banks	35,785	-	-	-	35,785
Current maturities on bonds	-	292,168	-	-	292,168
Trade payables	302,799	779	164,351	-	467,929
Other payables	93,415	34,525	6,858	26,520	161,318
Provisions	-	9,039	3,321	-	12,360
Total current liabilities	431,999	336,511	174,530	26,520	969,560
Non-current liabilities
Bonds	-	1,387,616	-	-	1,387,616
Loans from shareholders	-	3,571,900	-	-	3,571,900
Other long-term liabilities	2,413	-	7,824	14,694	24,931
Total non-current liabilities	2,413	4,959,516	7,824	14,694	4,984,447
Excess liabilities over assets	146,196	5,296,025	180,830	39,801	5,662,852

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

	December 31, 2012*
	Unlinked	CPI-linked	Foreign currency or foreign currency-linked (mainly USD)	Non-monetary items	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Current assets
Trade receivables	161,722	-	1,321	-	163,043
Other receivables	1,252	2	-	420	1,674
Total current assets	162,974	2	1,321	420	164,717
Current liabilities
Credit from banks	69,322	-	-	-	69,322
Current maturities on bonds	-	174,305	-	-	174,305
Trade payables	258,782	1,404	142,918	-	403,104
Other payables	88,231	36,210	-	23,305	147,746
Provisions	1,299	4,901	-	-	6,200
Total current liabilities	417,634	216,820	142,918	23,305	800,677
Non-current liabilities
Bonds	-	1,364,840	-	-	1,364,840
Loans from shareholders	-	3,085,742	-	-	3,085,742
Other long-term liabilities	74,293	741	-	16,999	92,033
Total non-current liabilities	74,293	4,451,323	-	16,999	4,542,615
Excess liabilities over assets	328,953	4,668,141	141,597	39,884	5,178,575

* Reclassified - see Note 2.G regarding a change in classification.

2)	Data concerning the CPI and material currencies:

	December 31	December 31	% Change	% Change
	2013	2012	2013	2012

CPI (in points)	120	117.87	1.8	1.64
Exchange rate for 1 USD	3.471	3.733	(7.02)	(2.3)
Exchange rate for 1 EUR	4.782	4.921	(2.82)	(0.34)

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Interest rate risk

Types of interest on the Company’s interest-bearing financial instruments:

	Carrying amount
	2013	2012
	NIS Thousands

Fixed-interest instruments
Other receivables	-	271
Financial liabilities	4,005,127	3,678,513
Total	4,005,127	3,678,242

Variable-interest instruments
Financial liabilities	75,097	36,923

E.	Fair value

1.	Financial instruments measured at fair value for disclosure purposes only

	2013		2012
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS Thousands

Bonds, including accrued interest	1,712,923	1,933,242	1,572,945	1,706,884
	1,712,923	1,933,242	1,572,945	1,706,884

The interest rates use to discount estimated cash flows, where applicable, are based on linked bonds with a rating similar to that of the Company.

2.	Data on the fair value measurement of Level 2 financial instruments

In 2013, the Company made a number of forward transactions to reduce its exposure to fluctuations in the USD exchange rate. The fair value of these forward transactions was determined by using market-observed data. The net fair value of these forward transactions as of December 31, 2013 (liability) totaled NIS 6.9 million.

F.	Derivative financial instruments

The Company has limited involvement in derivative financial instruments (“Derivatives”). The Company makes such transactions so as to hedge its cash flows.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

G.	Sensitivity analysis

Below are sensitivity analyses for changes in the main market risks where changes will alter the value of assets and liabilities and will affect the Company's net profit and equity.

1.	Sensitivity to changes in the CPI

The Company has financial instruments that are sensitive to changes in the CPI such as bonds and customer deposits. The 5% and 10% sensitivity analysis refers to the deviation from an estimated annual inflation rate of 2%, based on the Bank of Israel's inflation target center.

Sensitivity analysis as of December 31, 2013

% deviation from inflationary target	10%	5%	(5%)	(10%)
	NIS Thousands

Effect on equity and net profit	(11,100)	(5,500)	5,500	11,100

Sensitivity analysis as of December 31, 2012

% deviation from inflationary target	10%	5%	(5%)	(10%)
	NIS Thousands

Effect on equity and net profit	(9,600)	(4,800)	4,800	9,600

2.	Sensitivity to changes in exchange rates

The Company has financial instruments that are sensitive to changes in the USD-NIS and/or EUR-NIS exchange rate. The 5% and 10% sensitivity analysis refers to the change in the exchange rate.

Sensitivity analysis as of December 31, 2013

% change in the NIS / USD exchange rate	10%	5%	(5%)	(10%)
	NIS Thousands

Effect on equity and net profit	(56,586)	(28,293)	28,293	56,586

Sensitivity analysis as of December 31, 2012

% change in the NIS / USD exchange rate	10%	5%	(5%)	(10%)
	NIS Thousands

Effect on equity and net profit	(13,876)	(6,938)	6,938	13,876

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 30 - TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A.	Transactions with Interested and Related Parties

	For the year ended in December 31
	2013	2012	2011
	NIS Thousands

Revenues	594	376	1,446
Cost of revenues (1)	85,664	104,129	98,729
Sales, general and administrative expenses	2,089	4,015	2,075
Finance expenses	486,687	412,495	384,074
Salary and benefits to Principal Shareholders employed by the Company	4,031	2,815	3,682

(1)	Mainly expenses for space segments from a Interested Party.

B.	Related Party Balances

	December 31
	2013	2012
	NIS Thousands

Shareholder loans (see Note 15)	3,571,900	3,085,742
Current liabilities	93,658	89,441
Non-current liabilities	2,413	36,923
Other receivables	1,108	2,326

C.	Company contracts with Interested and Related Parties

(1)
In August 2000, the Company signed a three-way agreement to purchase decoders from Eurocom Digital Communications Ltd. (“Eurocom”) and Advanced Digital Broadcast Limited (“ADB”). Eurocom is an Interested Party in the Company.

In 2013 and 2012, the Company’s payments to Eurocom for the purchase of the said decoders totaled NIS 94 million and NIS 89 million, respectively.

(2)
In 2013, the Company signed an agreement with Space Communications Ltd. (“Space”) to buy bandwidth on space segments. The Company will use space segments on Amos satellites. The agreement is effective through 2028, with the Company receiving space segments on the Amos-2 and Amos-3 satellites, and later on Amos-3 and Amos-6. Under the agreement, the Company will use 12 space segments, but starting 2022 will use 9 space segments.

DBS Satellite Services (1998) Ltd.
Notes to the Financial Statements

NOTE 31 - EVENTS SUBSEQUENT TO THE REPORTING DATE

On February 12, 2014, suspicions arose in the Company concerning embezzlement of Company funds by one of its employees. It currently seems that the embezzlement continued for more than a decade, and as of the reporting date is valued at NIS 31.4 million.

On February 13, 2014, the Company applied to the Tel Aviv - Jaffa District Court for urgent temporary remedies (following which additional applications were, and will be, filed). The Company also filed a complaint with the Israel Police against the employee and her husband.

On February 20, 2014, the Company submitted to the District Court a statement of claim for NIS 25 million against the employee, her husband, and her mother.

Management believes that, at this stage, the aforesaid does not materially affect the Company's financial statements.

NOTE 32 - APPOINTMENT OF A CHAIRPERSON FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the financial statements approval date, the Company’s Board of Directors does not have an incumbent Chairperson. Consequently, on February 27, 2014, the Company’s Board of Directors authorized David Efrati, a director in the Company, to chair the Board of Directors meeting in which the financial statements were approved, and to sign the Company's financial statements for December 31, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNET GOLD – GOLDEN LINES LTD.

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

By:	/s/ Ehud Yahalom
Ehud Yahalom
Principal Financial Officer

Dated: April 28, 2014