Form 20-F
period 2015-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2016-04-19
CIK 1090159

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Ordinary Shares, par value NIS 0.01 per share    19,203,186

(as of December 31, 2015)

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

On April 14, 2010, our principal subsidiary, B Communications, completed the acquisition of the controlling 30.44% interest in Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider, from Ap.Sb.Ar. Holdings Ltd. (a consortium of Apax Partners, Saban Capital Group and Arkin Communications) for an aggregate cash purchase price of approximately NIS 6.5 billion. In accordance with the terms of the transaction, effective as of the closing of the acquisition, B Communications designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors, which numbers 11 directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition. B Communications currently owns 26.34% of Bezeq’s outstanding shares. B Communications’ ordinary shares are listed on the NASDAQ Global Select Market (symbol: BCOM) and on the TASE. We currently own 64.78% of the ordinary shares of B Communications.

The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, Internet service provider, or ISP, services, international telephony, or ILD, services, international and domestic data transfer and network services and information and communication technology, or ICT, services, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share, as indicated in the chart below.

As used in this annual report, the terms “we,” “us” and “our” mean Internet Gold - Golden Lines Ltd. and its subsidiaries, “B Communications” means B Communications Ltd., “SP1” means B Communications (SP1) Ltd., “SP2” means B Communications (SP2) Ltd., “Eurocom Communications” means Eurocom Communications Ltd., “Bezeq” means Bezeq - The Israel Telecommunications Corp., Ltd.; “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “YES” (the trade name for DBS) and DBS mean DBS Satellite Services (1998) Ltd. Bezeq, Pelephone, Bezeq International and DBS are sometimes referred to as the Bezeq Group in this annual report.

Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels and are translated into U.S. dollars at the representative rate of exchange at December 31, 2015 (NIS 3.902= $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

i

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The tables below as of and for the five years ended December 31, 2015 set forth selected consolidated financial data, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 appear in this annual report.

Consolidated Statement of Income Data:

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	(NIS in millions, except share and per share data)					($ in millions, except share and per share data)

Revenues	11,376	10,278	9,563	9,055	9,985	2,559
Depreciation and amortization	2,984	2,367	2,014	1,873	2,131	546
Salaries	2,109	1,980	1,874	1,771	1,960	502
General and operating expenses	4,468	3,997	3,586	3,371	3,878	994
Other operating expenses (income)	323	(1)	57	(535)	3	1
	9,884	8,343	7,531	6,480	7,972	2,043
Operating income	1,492	1,935	2,032	2,575	2,013	516
Finance expense	1,079	997	931	1,329	759	195
Finance income	(497)	(582)	(535)	(635)	(164)	(42)
Finance expense, net	582	415	396	694	595	152
Income after financing expenses, net	910	1,520	1,636	1,881	1,418	364
Share of losses (profit) in equity-accounted investee	216	245	252	170	(12)	(3)
Income before income tax	694	1,275	1,384	1,711	1,430	367
Income tax	656	556	524	667	347	89
Net income for the year	38	719	860	1,044	1,083	278
Income (loss) attributable to owners of the Company	(264)	(37)	26	(103)	87	22
Income attributable to non-controlling interest	302	756	834	1,147	996	256
Net income for the year	38	719	860	1,044	1,083	278
Basic earnings (loss) per share	(13.46)	(1.94)	1.33	(5.38)	4.54	1.16
Diluted earnings (loss) per share	(13.50)	(1.97)	1.26	(5.50)	4.47	1.15

Statements of Financial Position:

	December 31,
	2011	2012	2013	2014	2015	2015
	(NIS in millions)					($ in millions)

Cash and cash equivalents	1,447	764	867	732	619	158
Restricted cash	-	-	-	65	155	40
Total assets	25,262	22,806	21,410	21,558	22,410	5,743
Total current liabilities	4,780	4,899	4,104	3,974	5,352	1,371
Non-current liabilities	16,249	14,427	14,153	14,818	14,457	3,705

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

Period	Average

Year ended December 31, 2011	3.578
Year ended December 31, 2012	3.856
Year ended December 31, 2013	3.611
Year ended December 31, 2014	3.578
Year ended December 31, 2015	3.887

Period	High	Low

November 2015	3.921	3.868
December 2015	3.905	3.855
January 2016	3.983	3.913
February 2016	3.964	3.871
March 2016	3.912	3.766
April 2016 (through April 18)	3.819	3.765

On April 18, 2016, the representative rate of exchange was NIS 3.785 = $1.00 as published by the Bank of Israel.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Competition in the cellular telephony industry has intensified since 2012. This has led to lower prices and higher customer churn rates, which in turn has affected the results of Pelephone and the Bezeq Group. Bezeq expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry that permits certain service providers to market a combination of fixed-line telephony, fixed-line broadband Internet infrastructure access, ISP and pay television services, or a “bundle”, for an aggregate price which is lower than the price of the individual products and services in the bundle. The Bezeq Group is currently subject to restrictions on marketing bundles, which are stricter than the restrictions applicable to its competitors. In addition, Bezeq expects additional competitive pressure will arise from the convergence of broadcasting and communication technologies, which may lead participants in the Israeli media and telecommunications industries to offer bundles of fixed-line telephony and cellular telephony, Internet and/or video broadcast services in competition with it. These competitive forces may create further downward pressure on prices, which may result in a decrease in the Bezeq Group’s average revenue per user, or ARPU, and increase the Bezeq Group companies’ churn rates. In addition, the Bezeq Group companies may bear higher costs if they introduce new products or services to maintain or improve their competitive positioning and reduce subscriber churn. Furthermore, technological developments and falling equipment prices could enable other operators to provide services similar to those provided by the Bezeq Group at much lower costs. In combination with difficult economic environments, these competitive pressures could adversely impact the Bezeq Group’s ability to increase, or in certain cases maintain, its ARPUs, operating cash flows and liquidity.

In November 2014, the Minister of Communications, or the Minister, amended the licenses of Bezeq and Hot Telecommunications, the two infrastructure owners in Israel, to define the basket of services under the licenses (managed broadband access and wholesale telephony services). The applicable new regulations include the obligation to provide the services, including accompanying services, and the regulation of maximum rates (which require the Finance Minister’s approval) for the provision of the wholesale services.

The ongoing implementation of the wholesale market regulation may have a significant negative impact on the Bezeq Group which cannot be quantified at this time. However, the Bezeq Group may in the future be granted a permit to provide non-divisible bundles of services and the structural separation may be cancelled.

Domestic fixed-line telephony is regulated and controlled by the Ministry of Communications, which regulation is based among other things, the issuance of licenses to entities operating in the segment.

Fixed-line telephony is characterized by an intense competitive dynamic. Bezeq's competitors are HOT Telecom (which, pursuant to a decision by the Minister in 2014, obtained an extension for its mandatory implementation of universal services in full deployment), VoB service providers that have operated for several years under licenses with no obligation to provide universal service, and without their own independent access infrastructure, and entities related to Internet ISPs and international communication services providers. Some of the competitors are part of the three other telecommunications groups, and Bezeq believes that cellular companies are also competitors in the telephony segment. Following the decision and implementation of the wholesale telephony service in a resale format, service providers with a unified license that were permitted to provide domestic carrier services without any infrastructure at all will compete with Bezeq by offering basic telephony services that are identical to Bezeq's services, to Bit Stream Access, or BSA, service subscribers.

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

Fixed-Line Broadband Internet Infrastructure Access. Bezeq’s principal competitor in the fixed-line broadband Internet infrastructure access service market is HOT, which is currently the only other fixed-line broadband Internet infrastructure access provider in Israel. Bezeq’s fixed-line broadband Internet infrastructure access services business also faces competition from cellular telephony operators who are increasingly able to utilize a combination of technologically advanced and high bandwidth technologies, such as universal mobile telecommunications system, or UMTS, and long term evolution, or LTE, technologies. Under the Ministry of Communications’ policy for the establishment of a wholesale market for fixed-line telephony and broadband Internet infrastructure access, Bezeq will be required to provide access to its fixed-line broadband Internet network infrastructure to other service providers on a wholesale basis, which may increase competition in the fixed-line broadband Internet infrastructure access market.

HOT has not provided wholesale services as yet because of the absence of the approval of a pricing structure by the Ministry of Communications. On January 14, 2016, the Ministry of Communications published guidelines to determine the maximum tariffs for wholesale services on HOT's network.

The Internet segment is characterized by high rates of penetration, as a result of the deployment of a national access infrastructure. Bezeq’s main competitor in this area is HOT and Bezeq is also exposed to competition from the cellular companies. Upon implementation of a wholesale market, ISPs and unified general license holders will be able to compete with Bezeq, by providing packages of services, including broadband services, using Bezeq's infrastructures, at wholesale tariffs. In addition, following the decision regarding wholesale telephony services for resale, unified license holders authorized to provide domestic carrier services will also be able to include telephony services in their packages.

In the transmission and data-communications sector, Bezeq competes mainly with HOT Telecom, Cellcom and Partner, who operate as communication groups and provide full communications solutions to their customers.

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of Bezeq and its subsidiaries, and in the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Bezeq Group, possible repercussions of the Concentration Law, further development of the wholesale market, the lack of symmetry between the Bezeq Group and its competitors’ ability to provide a comprehensive service, the new services that Bezeq will be permitted to provide, the tariff policy, the extent of flexibility allowed to the Bezeq Group when offering service bundles and technological developments.

In addition to HOT's cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are a number of infrastructures in Israel today that have the potential to serve as communications infrastructures based on optical fibers. These infrastructures are mostly owned by government companies and bodies, including the infrastructures of the Israel Electric Corporation, or IEC, Israel Railways, Mekorot Israel National Water Company, or Mekorot, Petroleum & Energy Infrastructure Ltd. and Cross Israel Highway Ltd. Some municipalities are also trying to create an alternative to communications license holders by deploying their own infrastructures.

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

Cellular Telephony. There are five operators with cellular licenses operating in the cellular communications market in Israel today (Pelephone, Cellcom, Partner, Golan Telecom and HOT Mobile) and a few MVNO operators with cellular licenses for hosting on another network, the principal MVNO is Rami Levy. The entry of new operators into the market since 2012 has led to fierce competition resulting in higher subscriber churn rates, significant price erosion and eroded margins.

In 2012, subsequent to the Ministry of Communications gaining the right to allocate new frequencies and operating licenses, Golan Telecom began operating as a new operator and HOT Mobile began operating a UMTS network. As a condition to the issuance of their licenses, the new operators undertook to establish independent nationwide networks (with temporary hosting on existing networks on a domestic roaming basis).

In January 2015, under the 4G frequency tender, Marathon 018 Ltd. was awarded a 5MHz bandwidth frequency, subject to compliance with the requirements under the tender. If Marathon 018 receives a cellular operator license, it will become the sixth non-MVNO operator.

In November 2015, Cellcom entered into an agreement with Golan Telecom to acquire 100% of Golan Telecom's subscribers. If approved, this agreement will reduce the number of infrastructure operators to four (or five if Marathon 018 is added). Golan Telecom has not yet complied with its commitment to establish a nationwide independent network. If this agreement is not approved, Golan Telecom will be required to operate on an infrastructure sharing basis.

In April 2015, the Minister approved a network sharing agreement between Partner and HOT Mobile to operate active radio segment infrastructures. Subsequent to gaining the approval, Partner and HOT Mobile established a joint company that received a special license to provide cellular radio infrastructure services to a MVNO operator. This license is valid for 10 years. In September 2014, Pelephone entered into a collaboration agreement with Cellcom for the maintenance of passive components at the cellular sites owned by the two companies, which is expected to reduce maintenance costs at these sites. The agreement provides for maintenance of the shared sites through a supplier that will be selected by Pelephone and Cellcom.

International Telephony. The ILD market in Israel is characterized by a high degree of competition. At the end of 2015, there were eight companies offering ILD services to private and business customers in Israel. Changes in licensing policies and the expanded use of VoIP technology have significantly reduced the barriers of entry into this market. In addition, cellular telephony operators now offer ILD services as part of the unlimited packages they offered. Further, a recent hearing published by the Ministry of Communications proposes the adoption of a new regulatory regime allowing domestic fixed-line operators and cellular telephony operators to provide ILD services as part of the service packages they offer to their subscribers. We expect competition in this market, including price competition, to increase in the future.

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

Pay Television. The Israeli television market is characterized by a very high penetration rate and an increasing emphasis on new television technology, in particular digital, HD and interactive television services, such as Video on Demand, or VOD, requiring high-bandwidth and bi-directional distribution platforms. In the multi-channel pay television market, DBS and HOT are the only two companies in Israel licensed to provide multi-channel pay television broadcasts. Other factors impacting competition in the market include the availability of free-to-air digital terrestrial television, or DTT, channels and the increasing availability and quality of video content offered over the Internet and cellular networks, which is not currently regulated and does not require designated infrastructure. We believe that the implementation of certain regulatory changes, including the expansion in the number and variety of free-to-air DTT channels and the possible appointment of a private entity to operate the DTT system instead of the Second Authority, which is the public authority that supervises commercial broadcasting in Israel, may increase competition in the television market.

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

The Bezeq Group operates in a highly regulated industry in Israel, which limits its flexibility in managing its business efficiently, and may increase its administrative and operational expenses and limit its revenue. The Bezeq Group is subject to government supervision and regulation relating to, among other things:

●	regulations requiring structural separation between the members of the Bezeq Group;

●	regulations restricting the Bezeq Group’s ability to market bundles;

●	price regulation for certain services that the Bezeq Group provides;

●	rules and regulations imposed on telecommunications service providers with significant market share;

●	rules governing the interconnection between different telephone networks and the interconnection rates that the Bezeq Group can charge and pay;

●	regulations governing the prohibition of exit-fees or cancellation charges;

●	regulations requiring the Bezeq Group to grant other telecommunications operators access to its infrastructure;

●	regulations governing roaming charges and other billing and customer service matters;

●	rules for authorizations, licensing, acquisitions, renewals, pledging and transfers of licenses;

●	requirements covering a variety of operational areas such as land use, health and safety and environmental protection, technical standards and subscriber service requirements rules and regulations relating to subscriber privacy;

●	rules and regulations relating to universal service provision and requirements to extend the Bezeq Group’s services to areas of Israel even where it is not economically profitable to do so; and

●	regulations restricting the number of television channels DBS can own and specifying the minimum investment DBS is required to make in local content productions.

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

The Bezeq Group, mainly with respect to its Pelephone cellular telephony operations, is subject to the Israeli Radiation Law, which regulates the emission of electromagnetic radiation from broadcast facilities. The Israeli Radiation Law prohibits, among other things, the construction or operation of a source of radiation in contravention of any applicable permit and the construction or operation of a source of radiation without a permit. After receiving a written warning from the authorities, failure to remedy a violation will subject the permit holder, officers and directors to civil liability or criminal prosecution on a strict liability basis. While the Bezeq Group is constantly working to obtain or renew permits to set up and operate its various broadcasting installations, the policies maintained by the various regulators and amendments to applicable statutes and standards could adversely impact the infrastructure of such installations. Any such adverse impact could affect the services offered over Pelephone’s infrastructure, the result of which could have a material adverse effect on the revenues of the Bezeq Group from such services. The establishment of a broadcasting site without obtaining a building permit constitutes, among other things, a breach of the Planning and Construction Law, and in some instances, this has resulted in demolition orders against sites, indictments or the initiation of civil proceedings against Pelephone and some of its officers. Pelephone has succeeded in most of these instances to avoid demolition or to delay the execution of demolition orders pursuant to arrangements it reached with the planning and building authorities to resolve the lack of licensing. These arrangements have not required any admission of guilt by officers of Pelephone or their conviction. However, it is not certain that this will continue in the future, or that there will be no further instances in which demolition orders are issued and indictments are filed in respect of building permits, including against officers.

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

Difficulties in obtaining approvals for the construction and operation of cellular network sites and other cellular network infrastructure could have an adverse effect on the extent, coverage and capacity of our cellular network, thus impacting the quality of the Bezeq Group’s voice and data services and ability to continue to market its products and services effectively.

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

The construction and operation of a “Source of Radiation” and the provision of a radiation measurement service requires a permit. Bezeq obtained operating permits for the communication facilities and broadcasting sites it operates. Bezeq also took steps to obtain radiation permits for its high-voltage facilities, and permits were received for 27 such high-voltage facilities. Permits for two other facilities are pending. The law includes a punitive chapter under which the construction or operation of a source of radiation in violation of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing, are strict liability offenses.

Approximately 20% of the Bezeq Group’s cell sites are wireless access devices that operate in reliance on an exemption from the requirement to obtain a building permit. Bezeq Group’s reliance on the exemption for wireless access devices have been challenged and is currently awaiting ruling by the Israeli Supreme Court. Under an interim order issued by the Supreme Court in September 2010, the Bezeq Group is unable to further construct wireless access devices in cellular networks in reliance on the exemption. Under a decision of the Supreme Court of February 2011, the order will not apply to the replacement of existing wireless access devices under certain conditions. In September 2011, the interim order was relaxed to allow two new UMTS operators, Hot Mobile and Golan Telecom, to construct wireless access devices in reliance on the exemption until July 31, 2012 and was thereafter extended several times.

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

Under its cellular license and the Wireless Telegraph Ordinance, Pelephone has rights of use of frequencies in the 850 MHz spectrum for operating its CDMA network, and in the 850 MHz and 2100 MHz spectrums to operate its UMTS/HSPA network, and in the 1800 MHz spectrum for operating its LTE technology network. The frequencies assigned to Pelephone are exposed to interruptions that could impair the service quality of the networks that it operates.

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

Under the Concentration Law, Bezeq and each corporation owned by Bezeq and by the Eurocom Group (a private telecommunications group in Israel that has investments in telecommunications, satellite services, media, consumer electronic products, real estate, financial services and additional fields) is deemed a “Concentrating Entity,” within the meaning of the Concentration Law. In addition, DBS is deemed to be an influential entity in the broadcasting field and, as a result, it too is deemed a “Concentrating Entity.” Accordingly, each award of rights (including the award of a license) by a governmental authority in an “Essential Infrastructure Field,” within the meaning of the Concentration Law, and the extension of existing licenses held by any of the Bezeq Group companies, are subject to the procedures set out in the Concentration Law, including the consideration of control concentration factors and factors relating to the promotion of an industry’s competitiveness, as well as consulting with the Committee for Reducing Concentration. The governmental authority and the Committee are obliged to consider, among other things, factors concerning the prevention of the expansion of the operations of the “Concentrating Entity.” If, as a result of the implementation of the procedures under the Concentration Law, a license is not granted to a Bezeq Group company or an existing license is not extended, the Bezeq Group’s business could be adversely impacted. Furthermore, some of the competitors of the Bezeq Group companies are not, and future competitors may not, be deemed a Concentrating Entity and therefore, are not subject to the foregoing restricting procedures which could give them a competitive advantage over the Bezeq Group companies.

The Bezeq Group’s brands are subject to reputational risks.

The Bezeq Group’s brands are well recognized in Israel. The Bezeq Group companies, including Bezeq, Pelephone, Bezeq International and DBS, have developed their brands through extensive marketing campaigns, website promotions, customer referrals, and the use of sales forces and dealer networks. The Bezeq Group’s brands represent a material and valuable asset. Although the Bezeq Group companies try to manage their brands, we cannot guarantee that such brands will not be damaged by any inability to remain technologically competitive, by circumstances that are external their control or by third parties with a resulting negative impact on the Bezeq Group’s activities.

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

The Bezeq Group could be subject to labor disputes and adverse employee relations which could disrupt its operations and adversely affect its business, financial condition and results of operations. A significant portion of its employees is represented by labor unions, and it is possible that such employees, and our other employees, could attempt to take collective action against companies in the Bezeq Group if they are unhappy with their employment conditions. Existing employment agreements with the employees and labor union agreements may not prevent a strike or work stoppage in the future. There can be no assurance that the Bezeq Group will not experience labor disputes and/or adverse employee relations in the future.

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

In August 2013, IBC, a telecommunications joint venture between the government-owned IEC and a consortium of non-government companies that was selected by the IEC in a tender procedure, was granted a general license for the provision of telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks to telecommunication services providers. According to the license, IBC will enter into an agreement with the IEC to use the IEC’s fiber optic network in Israel to provide such wholesale products to telecommunication services providers. If IBC is successful, it would compete with Bezeq and HOT in the wholesale market, as well as providing such services directly to large business customers. IBC has begun operating in several cities. Unlike the other communications groups, Bezeq Group is at present, subject to the stricter limitations.

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

The success of DBS’s services depends on access to an attractive selection of television programming from content providers. The ability to provide movie, sports, popular series and other programming, including VOD content, is a major factor that attracts subscribers to pay television services, especially premium services. If DBS was unable to obtain high-quality content, it could limit DBS’s ability to incentivize customers to migrate from lower priced packages to higher tier programming, which would inhibit its ability to execute its business strategy. Furthermore, there can be no assurance that DBS will continue to be able to obtain an attractive selection of television programming, obtain exclusive rights to certain programming, or that the local content that DBS provides will continue to be successful. Any or all of these factors could result in reduced demand for, and lower revenue and profitability from, DBS’s satellite broadcast services.

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

We and B Communications have a substantial amount of indebtedness. As of April 18, 2016, we and B Communications had approximately NIS 4.5 billion (approximately $1.1 billion) of debt. This significant level of debt could have important consequences, including, but not limited to, the following:

●	making it more difficult for us to service our debt obligations and liabilities;

●	making us vulnerable to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

●	requiring that a substantial portion of our cash flows from operations be dedicated to servicing debt, thereby reducing the funds available to us to fund working capital, or other general corporate purposes;

●	impeding our ability to obtain additional debt or equity financing and increasing the cost of any such borrowing, particularly due to the financial and other restrictive covenants contained in the agreements governing our debt; and

●	adversely affecting public perception of us.

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

The terms of the indentures governing our and B Communications’ debt contain, a number of significant covenants or other provisions that could adversely affect our and B Communications’ ability to operate our businesses. These covenants restrict our and B Communications’ ability to, among other things:

●	incur or guarantee additional indebtedness and issue certain preferred stock;

●	use the proceeds of any dividends received from the Bezeq Group and make certain restricted payments and investments;

●	create or incur certain liens;

●	impose restrictions on the ability of our subsidiaries to pay dividends or other payments to us; transfer or sell ownership interests in the Bezeq Group;

●	merge or consolidate with other entities;

●	impair the security interest for the benefit of holders of the Notes; and

●	enter into transactions with affiliates.

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

Despite the 30% rule, according to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the parties may hold less than 30% under certain circumstances, including the requirement that the parties control Bezeq and maintain at least a 25% ownership interest in Bezeq.

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

Messrs. Shaul and Yossef Elovitch, directly and through their control of Eurocom Communications, beneficially owned 63.80% of our outstanding ordinary shares, as of April 18, 2016. For as long as Eurocom Communications has a controlling interest in our company, it, Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Eurocom Communications, and the controlling shareholder of Eurocom Communications will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders that require a simple majority, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law) and will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Because the interests of Eurocom Communications and Mr. Elovitch may differ from the interests of our other shareholders, actions taken by Eurocom Communications with respect to us may not be favorable to our other shareholders.

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

Conflicts of interest may arise between Eurocom Communications, B Communications and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest between Eurocom Communications, B Communications, and us could arise include, but are not limited to, the following:

●	Cross officerships, directorships and share ownership. A few of our directors and officers also serve or are employed by Eurocom Communications and/or B Communications. The cross officerships and directorships as well as the ownership interests of our directors and officers in our ordinary shares could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the different companies; and

●	Intercompany transactions. From time to time, Eurocom Communications, B Communications or other companies within the Eurocom Group may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of our independent directors or a committee of disinterested directors and in some instances a vote of shareholders, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties.

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

We, B Communications and the Bezeq Group companies are organized and based in the State of Israel and Bezeq derives substantially all of its revenues from markets within the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2015. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decrease in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Although these matters have not had any material effect on our business and results of operations to date, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

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

We are a leading communications group in Israel. Our principal subsidiary, B Communications, is the controlling shareholder of Bezeq (TASE: BZEQ), Israel’s largest telecommunications provider. Since B Communications’ initial public offering in October 2007, its ordinary shares have been listed on the NASDAQ Stock Market (symbol: BCOM) and the TASE, and since January 1, 2011 its ordinary shares are listed on the NASDAQ Global Select Market. We currently own 64.78% of the ordinary shares of B Communications. B Communications maintains a website at www.bcommunications.co.il. The information on B Communications’ website is not incorporated by reference into this annual report on Form 20-F.

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

Acquisition of the Controlling Interest in Bezeq

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. for a purchase price of approximately NIS 6.5 billion in cash and became the controlling shareholder of Bezeq. The Bezeq interest was directly acquired by an indirect wholly-owned subsidiary of B Communications. In accordance with the terms of the transaction, effective as of the closing of the acquisition, B Communications designated seven directors to replace the Apax-Saban-Arkin Group’s representatives on Bezeq’s Board of Directors. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began reporting the consolidated results in our 2010 second quarter earnings release.

In addition to our ownership of Bezeq shares through B Communications, a total of 1,000,000 ordinary shares of Bezeq are jointly held by Mr. Shaul Elovitch, our controlling shareholder, and his brother, Mr. Yossef Elovitch. Further, 72,360 ordinary shares of Bezeq are held by Ms. Iris Elovitch, the wife of Mr. Elovitch, and 11,556 ordinary shares of Bezeq are held by Ms. Orna Elovitch, the daughter-in-law of Mr. Elovitch.

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

According to the Companies’ Control Permit, the parties (through SP2) must hold not less than 30% of any type of means of control of Bezeq. Such percentage is permitted to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of stock options by Bezeq employees. Despite the 30% rule, according to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the parties to the Control Permit may hold less than 30% under certain circumstances, including the requirement that the parties control Bezeq and maintain at least a 25% ownership interest in Bezeq.

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

Since April 14, 2010, we have been, through B Communications, the controlling shareholder of Bezeq (TASE: BZEQ), Israel’s largest telecommunications provider. Bezeq is the principal provider of communications services in Israel, providing a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, Internet services, multi-channel television, television and radio broadcasts, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers and the supply and maintenance of equipment on customer premises, which is referred to as network end point, or NEP services. Bezeq was founded as a government company in 1980 and became a public company in 1990 with its shares traded on the TASE and included in the TA-25 Index.

Bezeq’s Operations

Our principal asset is our controlling interest through B Communications in Bezeq, Israel’s largest telecommunications provider based on revenue and subscribers. The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share, as indicated in the chart below.

		As of December 31, 2015
Bezeq Group Segments	Service	Estimated Market Share	Market Position
Bezeq	Fixed-Line Telephony (private sector)	56.0%	1 of 4
	Fixed-Line Telephony (business sector)	74.0%	1 of 2
	Fixed-Line Broadband Internet Infrastructure Access	68.0%	1 of 2

Pelephone	Cellular Telephony	25.6%	3 of 5

Bezeq International	ISP	44.0%	1 of 4
	ILD	21.0%	—

DBS	Pay Television	44.0%	2 of 2

The Bezeq Group had approximately 2.18 million active fixed telephone lines in its fixed-line telephony business, 1.48 million fixed-line broadband Internet infrastructure access services subscribers (retail and wholesale), 2.65 million cellular telephony services subscribers and 635,000 pay television services subscribers as of December 31, 2015. For the year ended December 31, 2015, the Bezeq Group had revenues of NIS 9.99 billion (approximately $2.56 billion).

The Bezeq Group’s diversified telecommunications services are based on highly advanced nationwide infrastructures and are provided by the following segments of the Bezeq Group:

Domestic Fixed-Line Communications (Bezeq)

Bezeq is the incumbent and largest provider of fixed-line telephony and fixed-line broadband Internet infrastructure access services in Israel. Its products and services include basic telephony services on domestic telephone lines and associated services and fixed-line broadband Internet infrastructure access services through its nationally deployed, high quality infrastructure network. Bezeq also offers, among other services, transmission and data communication services, services to other communications operators and broadcasting services. Bezeq’s new high-speed next generation network, or NGN, is the most advanced fixed-line communications network in Israel. The NGN, which covers 100% of Israeli households, uses VDSL2 technology and enables Bezeq to provide bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services.

Bezeq Domestic Fixed-Line Communications	As at and for the year ended December 31, 2015
(in millions, except percentages)
Revenues	NIS 4,407
Fixed-line telephony
Estimated market share(1)	65%
Active lines	2.181
Churn rate	10.1%
Fixed-line broadband Internet infrastructure access
Estimated market share	68%
Subscribers	1.479

(1)	As of December 31, 2015, Bezeq’s market share in the business and private sectors of the fixed-line telephony market is estimated to be 74% and 56%, respectively.

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

The intensified competition in the cellular market has led to subscriber churn and a price war where the operators continuously lower prices to undercut the competition. This has led to substantial erosion of the average revenue per subscriber. This trend continued and even increased in 2015, as average revenue per subscriber decreased by 19% as compared with 2014.

The opening of the market to parallel imports and multiple stores selling terminal equipment has led to a decline in the sales of cellular handsets and terminal equipment by the cellular operators. To minimize its exposure to decreased revenues, Pelephone increased the range of equipment it sells and also sells non-cellular handset terminal equipment such as tablets, laptops and accessories. Pelephone's revenue from terminal equipment in 2015 amounted to NIS 891 million, accounting for 31% of its total revenues compared with terminal equipment revenues of NIS 966 million in 2014, accounting for 28% of its total revenues. Most terminal equipment is sold through monthly installments. The decrease in terminal equipment sales over the years has led to a decrease in trade receivables as well as to a decline in trade payables to terminal equipment suppliers.

The cellular market growth rate is lower due to penetration rate saturation. The penetration rate in Israel at December 31, 2015 was 124%.

Pelephone	As at and for the year ended December 31, 2015
(in millions, except percentages)
Revenues	NIS 2,890
Estimated market share	25.6%
Active lines	2.65
Churn rate	25.8%

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

Bezeq International	As at and for the year ended December 31, 2015
(in millions, except percentages)
Revenues	NIS 1,578
ISP
Estimated market share	44.0%
Churn rate	17.3%
ILD
Estimated market share	21.0%

Multi-Channel Pay Television (DBS)

DBS offers nationwide coverage through its DTH technology and is the only company in Israel licensed to provide multi-channel pay television broadcasts via satellite and is one of only two companies in Israel licensed to provide multi-channel television services, with nation-wide coverage and innovative and advanced technologies, including PVR, VOD and HD television. DBS focuses on creating clear differentiation from its main competitor, HOT, with respect to brand, content and service quality. In addition, DBS has a strong track record of innovative technology development and is a leading provider of value-added services; including hybrid IP and DTH based set-top boxes (including PVR and VOD).

Apart from DBS, the only other broadcasting licensee in the multi-channel television broadcasting sector is HOT which provides cable television services to subscribers, and has a pronounced monopoly under the Antitrust Law in the multi-channel television broadcasting sector. Cellcom Group's Cellcom also operates in the multi-channel television sector, providing television services via the Internet that customers access to view VOD content and a few linear channels (including the DTT content) by either using a special streamer or application.

DBS	As at and for the year ended December 31, 2015
(in millions, except percentages)
Revenues	NIS 1,774
Estimated market share	44.0%
Subscribers (in thousands)	635
Churn rate	13.9%

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

The Bezeq Group is the largest and the incumbent telecommunications provider in Israel, offering a broad range of services through its advanced, comprehensive and nationwide telecommunications infrastructure. The Bezeq Group holds a leading position in each of the markets in which it operates, with estimated market shares as of December 31, 2015 of 65% in fixed-line telephony, 68% in fixed-line broadband Internet infrastructure access, 25.6% in cellular telephony, 44% in ISP, 21% in ILD and 44% in pay television, based on the numbers of active lines, subscribers or outgoing minutes, as applicable. As a leading provider in each of these markets, the Bezeq Group has been able to maintain its strong performance and benefit from economies of scale. In addition, such leading positions across a diverse range of telecommunications offerings reduce the Bezeq Group’s exposure to market and regulatory conditions. For example, the Bezeq Group is able to partially mitigate the negative effects of certain market trends, such as fixed-to-mobile substitution, as a result of its presence in the cellular telephony services market and its ability to capture a share of the growing mobile subscriber base. In addition, the Bezeq Group was able to partially offset a decline in revenues in its cellular telephony segment resulting from regulatory changes instituted in January 2011, which led to a significant reduction in interconnect fee tariffs, as a result of the reduction of the Bezeq Group’s expenses for interconnect fees in the fixed-line communications segment.

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

Israel is a developed, industrialized market characterized by strong macroeconomic fundamentals. Israel is a member of the Organisation for Economic Co-operation and Development, or OECD, and had GDP per capita of $33,718 in 2014.

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

Bezeq has a Next-Generation Network (NGN) based on a core IP network and deployment of an optical fiber network to street cabinets (a network topology known as Fiber to the Curb, or FTTC) and also based on an access network (a system that connects NEPs on the subscriber's premises to the network and engineering systems). Bezeq completed the deployment of the network at the end of 2015. The connection from the home, or the terminal equipment (equipment which is installed on the subscriber's premises, e.g., the actual telephone, private exchanges, fax machines, modems, routers, etc.) through which the subscriber receives the service, to the access network is based on copper cables and optical cables that connect the access systems to the backbone over optic cables (through special pipes or an above ground network) and to a limited degree through wireless systems.

Today, using VDSL2 technology, it is possible to provide a bandwidth of up to 100 Mbps downstream, as well as innovative added-value services. Other advantages of the new technology are simplification of the network structure and better management ability.

The following graph illustrates changes in the surfing speeds of Bezeq's Internet subscribers 2011-2015 (in Mbps at the end of each year):

Pelephone currently operates communications networks using three main technologies:

●	The 4G LTE technology is based on GSM standards. The advantages of this technology are larger data communication capacity and faster download rates than with the 3G technologies. All the terminal devices that support this technology also support the 3G technologies and the transition between the technologies is seamless.

●	UMTS/HSPA, a digital technology based on the GSM standard. This technology is globally widespread and enables subscriber identification and services to be provided through a SIM card, which can be moved from one handset to another. The advantage of this technology, inter alia, is that it supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. This communication network is Pelephone's primary network.

●	CDMA digital technology. This technology is less prevalent worldwide than UMTS/HSPA and subscriber identification is via identification details burned onto the subscriber's terminal equipment rather than by means of a SIM card. To date, this network serves a limited number of subscribers who seldom use the network. Since the UMTS/HSAP network was launched, Pelephone is working to transfer existing subscribers from CDMA to UMTS/HSPA, offering to upgrade their handsets to the new network. Pelephone is not expanding its investment in this network beyond the needs of current maintenance.

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

In the multi-channel pay television segment, DBS is the only licensed provider of multi-channel television broadcasts via satellite in Israel. While DBS relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. DBS differentiates itself from its main competitor, HOT, by offering a wide range of high quality content and by utilizing technology to be the first pay television services provider to offer new and innovative value-added services to subscribers. For instance, DBS was the first provider in Israel to offer a set-top box that combined PVR, VOD and HD capabilities in one device (branded as “yes MaxTotal”). DBS’s PVR offering enables subscribers to download a movie or series to their yes MaxTotal set-top box over the Internet and watch recorded content immediately or at a later time. DBS is also the only provider in Israel that offers a multiroom service allowing subscribers to watch recorded content on multiple capable set-top boxes (“yes MultiRoom”) and in 2014 DBS introduced its TV Everywhere service, branded as yesGo, which allows subscribers to watch content from mobile devices. In 2015, DBS began to offer a HDPVR converter known as yesQuattro that allows the recording of up to 4 channels simultaneously, in addition to the channel being viewed, has increased the number shows that may be recorded and allows the automatic recording of prime time content (6:00 PM to midnight) on two channels that the subscriber can select, for seven days (known as PrimeTime service).

DBS also operates its yesGo service, allowing subscribers to view the channels included under the service that they have purchased for home television viewing and VOD content, over a variety of terminal devices (smartphones, tablets and PCs).

At present, there are additional providers (other than Cellcom) that enable VOD viewing through the Internet, such as AppleTV and Netflix (which currently offer content that does not have Hebrew translations). Other entities are considering launching similar services.

The Bezeq Group’s brands are among the strongest and most widely recognized brands in Israel and are supported by its substantial investments in marketing, strong product and service offerings, extensive distribution network and leading customer service offerings.

The Bezeq Group’s brands are among the strongest and most widely recognized brands in Israel, including Bezeq, Pelephone, Bezeq International and DBS. The Bezeq Group’s brands have been supported by its sustained and substantial investments in strong product and service offerings, marketing, extensive distribution network and leading customer service offerings. We believe the Bezeq Group’s product and service offerings combined with its advanced technology and infrastructure are the key factors driving the association of the Bezeq, Pelephone, Bezeq International and YES brands with reliability, speed, excellent service and innovation throughout Israel. The Bezeq Group’s marketing campaigns focus on and highlight various elements regarding each of its brands. For example, Bezeq focuses on the value-added services offered with its fixed-line broadband Internet infrastructure access service, Pelephone highlights the speed of its network, Bezeq International focuses on providing faster Internet speed than its competitors and its strong customer service, and DBS emphasizes its large selection of high quality international content and the subscriber viewing experience associated with it. Furthermore, the Bezeq Group also provides its customers with award winning customer service offerings in order to enhance customer loyalty.

The Bezeq Group has an extensive offering of high quality content.

Through its wholly-owned subsidiary, DBS, the Bezeq Group is able to complement its extensive telecommunications infrastructure with a wide array of high quality content. For instance, DBS, which benefits from strong content differentiation in the pay television market, provides a leading selection of television series and movies. With respect to television series, DBS broadcasts new television series at a minimal delay, in some cases within hours from the time the content is originally aired in the United States or worldwide. DBS also has an agreement with HBO pursuant to which DBS aired all of HBO’s new English language television series and movies, the majority of which were only aired in Israel on DBS. The Bezeq Group’s extensive offering of high quality content distinguishes it from competitors, and we believe that such distinction will likely enhance the Bezeq Group’s competitive position if and when the Israeli wholesale market develops and the Bezeq Group’s competitors that do not currently offer bundled packages with pay television begin doing so.

The Bezeq Group’s strong cash flow generation supports substantial and consistent dividends while providing for investment in the business and maintenance of a conservative level of leverage.

The Bezeq Group is a highly cash generative business and has a proven track record of consistent operating cash flow generation. The Bezeq Group’s stable, and in some segments, growing customer base and attractive offerings and services, together with its focus on profitability, provide it with strong revenues, Adjusted EBITDA margin and operating cash flow. While generating strong cash flow, the Bezeq Group has continued to invest in its business, technologies and infrastructure through major capital expenditure programs, several of which were completed in the last four years (including, the deployment of Bezeq’s NGN, Pelephone’s advanced 3.5G UMTS/HSPA+4G cellular network and the launch of Bezeq International’s JONAH cable).

The following table sets forth the Bezeq Group’s operating cash flow and ratio of capital expenditures to revenues for the years ended December 31, 2013, 2014 and 2015. The operations of DBS have been included for the last nine months in 2015.

	Year ended December 31,
	2013	2014	2015
	(NIS in millions except percentages)
Operating cash flow	4,152	3,796	3,740
Capital expenditure, net	916	1,045	1,484
Capital expenditure, net as a % of revenue	9.6%	11.5%	14.9%

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

Our management team has long-standing experience in the communications sector. Our founder and Chairman, Mr. Shaul Elovitch, was also one of the founders of other Israeli leading telecommunications businesses (including, among others, DBS and Partner) and other major investment businesses, and has over 40 years of experience in the telecommunications market. Our Chief Executive Officer, Doron Turgeman, has over 19 years of experience in the telecommunications sector.

Our controlling shareholder, Eurocom Communications, is one of Israel’s largest holding groups, with extensive experience in the telecommunications market and controlling stakes in other telecommunications companies, including Spacecom, Satcom, all of which operate in the field of satellite communications, Eurocom Cellular, a leading supplier in Israel of cellular devices, and Eurocom Digital, a leading supplier in Israel of communications products.

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

Products and Services

The Bezeq Group provides a wide range of telecommunications services for its business and private customers, including domestic fixed-line telephony and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP, ILD, data services, ICT solutions, multi-channel television broadcasts via satellite, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers and the supply and maintenance of equipment on customer premises, also known as network end point (NEP) services.

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

These restrictions, and in particular the unbundling obligation, which severely limits the Group's ability to offer discounts on the components of the bundle, puts the Group in a competitively inferior position as compared to the competing communication groups which are not subject to similar restrictions in marketing joint bundles (other than a restriction on marketing a joint bundle of HOT-Net and other companies in the HOT Group). Bezeq's restriction is more significantly manifested with implementation of the wholesale BSA services and the option for ISPs to provide end-to-end services to customers at reduced prices compared with the bundles that Bezeq can market, which can be unbundled.

There is a dispute between Bezeq, Cellcom and Partner regarding the terms of the agreement for packages marketed by Bezeq, Bezeq's Internet infrastructure services together with ISP services. In this matter, Cellcom and Partner lodged complaints with the Ministry of Communications and the Antitrust Authority. Bezeq has sent its response.

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

As of December 31, 2015, Bezeq had 2.18 million active fixed telephone lines in Israel. Bezeq offers a variety of payment plans, ranging from a monthly subscription fee per fixed telephone line and charge per second of use, to various fixed-line telephony packages comprised of monthly amounts of minutes for a fixed monthly fee.

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

Bezeq offers add-on and value-added services to its fixed-line broadband Internet infrastructure access services subscribers, including Bezeq’s recent offering of a shared national free WiFi network (a service allowing Bezeq’s broadband subscribers to share a portion of their wireless bandwidth with other subscribers in return for the ability to browse outside of their homes using other subscribers’ wireless bandwidth), free cloud services, anti-virus and parental controls. Bezeq charges its subscribers a monthly fee for certain of these add-on services. In addition, Bezeq offers the “Bhome” service - A "smart home" service that allows Bezeq’s Internet subscribers to be updated on events at home in real time via their smartphones, cameras and sensors installed at home.

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

Broadcast services. Bezeq operates and maintains radio transmitters that are operated by radio stations and operators, including the Israel Broadcasting Corporation and the Israeli Defense Force Radio (Galei Zahal). Bezeq also operates DTT transmitters for the Second Authority. While Bezeq is responsible for the operation and maintenance of the transmitters, it is not responsible for the content of the broadcasts.

Contract work. Bezeq performs setup and operational work on networks and sub-networks for various customers such as the Israel Ministry of Defense, radio and television broadcasting companies, cellular and international communication operators, local authorities, municipalities and government agencies.

The following table shows the distribution of Bezeq's revenues by main products and services in its segments of operation from 2013 to 2015 (in NIS millions):

	2015	2014	2013
Revenues from fixed-line telephony	1,586	1,668	1,971
Percentage out of total Bezeq revenues in the segment	35.99%	38.64%	44.02%
Revenues from Internet infrastructure services	1,542	1,394	1,287
Percentage out of total Bezeq revenues in the segment	34.99%	32.30%	28.74%
Revenues from transmission and data communication services	1,058	1,022	990
Percentage out of total Bezeq revenues in the segment	24.01%	23.67%	22.10%
Revenues from other services	221	233	230
Percentage out of total Bezeq revenues in the segment	5.01%	5.39%	5.14%
Total revenues from the domestic fixed-line communication services segment	4,407	4,317	4,478

Bezeq’s revenues are distributed into two main customer types – private (57%), and business (43%). The distribution is by revenues, as shown in the following table:

	2015	2014	2013
Revenue from private customers	2,507	2,498	2,605
Revenue from business customers	1,900	1,819	1,873
Total revenue	4,407	4,317	4,478

Cellular Telephony (Pelephone)

Pelephone offers its subscribers comprehensive voice, data and text messaging services and advanced multimedia services through its nationwide 3.5G UMTS/HSPA+4G network. Pelephone’s basic cellular telephony (voice) services include basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID. Pelephone’s customers can also access Internet services by using their handsets or through a cellular modem, or netstick, with download speeds of up to 42 Mbps. Pelephone’s value-added services include short text messages, or SMS, multimedia messages, or MMS, and content services. Pelephone also offers its customers handset repair services for a monthly payment.

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

Pelephone offers various types of mobile phones, on-board telephones, hands-free devices and accessories that support its range of services. Pelephone also offers its customers other terminal equipment such as tablets, laptops, modems, television sets and game consoles.

In February 2016, Pelephone launched a private label terminal equipment brand (GINI), which initially included several 4G device models that will subsequently be augmented with additional models of phablets and tablets.

Revenue from products and services

The following table provides a breakdown of Pelephone's revenues from products and services (in NIS millions) in the last three years:

Products and Services	2015	2014	2013
Revenue from services	1,999	2,453	2,808
Percentage of Pelephone's total revenue	69.2%	71.7%	73.7%
Revenue from products (terminal equipment)	891	966	1,001
Percentage of Pelephone's total revenue	30.8%	28.3%	26.3%
Total revenue	2,890	3,419	3,809

The following table provides a breakdown of revenue from customers (in NIS million) in the last three years:

Products and Services	2015	2014	2013
Revenue from private customers	1,750	1,930	2,114
Revenue from business customers*	1,140	1,490	1,695
Total revenue	2,890	3,419	3,809

*	The revenue from business track customers includes revenue from hosting agreements which amounted to NIS 46 million in 2015 (NIS 244 million in 2014).

As of December 31, 2015, Pelephone had 2.65 million subscribers. Pelephone also has 925,000 pre-paid subscribers (customers who pay for communications services in advance), but the revenues from these customers are not a significant portion of its total revenues. In addition to Pelephone's subscribers, who are end-customers that actually use Pelephone's network, Pelephone provides services under hosting agreements to other cellular operators that use Pelephone's network to provide services to their customers. Most of the hosting income in 2015 came from Rami Levy and Alon Cellular. Most of the income in 2014 came from HOT Mobile, whose hosting agreement with Pelephone ended in December 2014.

ISP, ILD, Data Services and ICT (Bezeq International)

ISP services

Bezeq International provides a large variety of ISP services to private and business customers, including terminal equipment and support, with an emphasis on broadband Internet access services ranging from 5 Mbps to 200 Mbps based on Bezeq’s ADSL infrastructure and local cable company infrastructure (HOT’s UFI). Such access services are offered in various bandwidths and qualities of service based on available transmissions. Bezeq International also offers its customers a wide range of value-added services, including automatic online backup for personal computer files, antivirus, anti-spyware, anti-phishing, anti-spam, parental control over Internet use and premium technical support. Such value-added services are often provided as an integrated service package together with ISP services. In addition, Bezeq International offers packages of ISP services and fixed-line broadband Internet infrastructure access services of either Bezeq or HOT.

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

Bezeq International specializes in installing, maintaining and supporting internal organizational telephony exchanges, IP exchanges and call centers for some of the world’s leading manufacturers. In traditional international communications, Bezeq International utilizes a “Soft Switch” switching system that provides Intelligent Network services for international calls enabling cost-effective advanced monitoring and customer use restrictions.

Bezeq International also provides data services to ISPs and international communications providers through its submarine optical fiber communications cable system.

Multi-Channel Pay Television (DBS)

Broadcasts

DBS currently offers a wide range of high quality content on 150 different channels, including 20 HD channels. Such channels include MTV, National Geographic, Discovery and Eurosport. DBS attempts to secure the best available programming across feature films, television series, documentary programming and original productions, while emphasizing both quality and ratings. DBS broadcasts new television series at a minimal delay in some cases, within hours from the time the content is originally aired in the United States or worldwide. DBS also has an agreement with HBO pursuant to which DBS broadcasts all of HBO’s new English language television series, the majority of which were only broadcast in Israel by DBS. DBS also offers a variety of local content as well as VOD services, pay-per-view channels, radio channels, music channels and interactive services.

DBS’s package offerings include a basic package, which each subscriber is required to purchase, as well as additional channels chosen by the subscriber, whether as a package or as single and PPV channels. For example, DBS currently offers, among others, a sports channels package, an entertainment and series package, a movies channels package, a business and news channels package, a science and nature channels package, a youth and music channels package, a Russian language channels package and an Arabic language channels package.

The following table provides a breakdown of DBS revenues (in NIS millions) during the last three years:

	2015	2014	2013
Revenue from broadcasts and multi-channel television services to subscribers	1,774	1,708	1,617

Advanced services

DBS offers its subscribers a variety of value-added services, which are among the most advanced in the world, including:

●	PVR set-top boxes which interface with DBS’s electronic program guide and enable special services, including ordering recordings in advance, recording series and pausing live broadcasts;

●	HD broadcasts through DBS’s set-top boxes;

●	VOD services via the Internet (accessed through the set-top boxes);

●	smartphone and tablet applications that offer viewing content as well as the option to remotely record content on the subscriber’s set-top box. At the beginning of 2010, DBS launched the option of viewing a variety of its content on iPhones and expanded the service to support iPads in March 2011. The iPad application incorporates viewing content at HD quality and connection to Facebook and both the iPad and iPhone applications offer the option to remotely record on the PVR;

●	“yes streamer,” a service that facilitates the viewing of video, pictures and music in diverse formats from the home computer on television (using DBS set-top boxes) in addition to access to certain Internet content, such as YouTube, Picasa, Flix and Flickr; and

●	“yes MultiRoom,” a service launched in June 2013 that allows subscribers to watch content that was recorded on one capable set-top box from other capable set-top boxes they have in other rooms using the home network.

These advanced services are available to subscribers through DBS’s set-top boxes, depending on the type of advanced service, which include “yes Max” (PVR capabilities and, in some of them, VOD capabilities), “HDvod” (HD and VOD capabilities) and “yes MaxTotal” (PVR, HD, VOD, streaming capabilities and yes MultiRoom in the same set-top box). DBS also provides yesGo, a TV Everywhere feature that enables subscribers to watch a significant part of its content (both linear channels and VOD) via personal computers and mobile devices such as smartphones and tablets (available on iOS and Android).

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

Bezeq markets its services mainly through advertising in the mass media, telephone sales centers, customer managers and an array of independent dealers which are mainly ISPs, outsourced sales centers, and ISPs which, upon establishment of the wholesale market, mainly market end-to-end service packages based on the Bezeq’s wholesale BSA services. Bezeq also has independent service and sales channels on its website (adapted to surfing from mobile phones), a dedicated application (Bezeq Sheli, My Bezeq), and also offers an Interactive Voice Response (IVR).

Cellular Telephony (Pelephone)

Pelephone's distribution system includes service and sales centers dispersed throughout Israel that provide customer service, sales, repair and customer retention services. This distribution network is reinforced with stores and point of sale stands (some of which are operated by Pelephone employees, and others by authorized dealers). In addition, Pelephone operates through an external sales' network.

Pelephone’s subscriber service network includes its website and special purpose call centers which provide information and service regarding various matters in three languages, technical support, information regarding customer billing, value added services, sales and general information.

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

Multi-Channel Pay Television (DBS)

DBS customer service operations are carried out mainly by in-house and outsourced call centers, as well as by self-service via interactive voice response, DBS’s website and set-top boxes. Field technical support and installations are performed by DBS technicians and subcontractors.

DBS’s sales operations are carried out via door-to-door sales personnel, call centers and third party dealers. DBS focuses its marketing strategy on media campaigns with high presence on television as well as other media such as radio, newspapers, Internet and billboard commercials, using well-known international actors and marketing special offers. DBS’s campaigns highlight its role as a global technology pioneer with leading value- added services (VOD, PVR, HD, yes MultiRoom, streamer and mobile applications). DBS also highlights its relationships with other well-known, popular brands.

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

Cellular Telephony (Pelephone)

Pelephone has a resilient and advanced network system in Israel, allowing it to offer its services with nationwide coverage and consistent high quality. Pelephone’s cellular telephony license is valid until September 8, 2022. During the years ended December 31, 2013, 2014 and 2015, Pelephone had net capital expenditures of NIS 315 million, NIS 321 million and NIS 426 million (approximately $109 million), respectively, for its network infrastructure.

Pelephone currently operates communications networks using the 4G LTE, UMTS/HSPA and CDMA technologies.

The 4G LTE technology is based on GSM standards. The advantages of this technology are greater data communication capacity and faster download rates than with the 3G technologies. All the terminal devices that support this technology also support the 3G technologies and the transition between the technologies is seamless.

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

At present, Pelephone's network the infrastructure is based on two switch farms that are connected to more than 2,200 sites. Pelephone’s network is interconnected with the networks of Bezeq and HOT in several locations across Israel. Pelephone’s network is also connected to all of the cellular networks in Israel, the eight Israeli ILD operators, the fixed-line telephone network of Paltel and the cellular network of Wataniya, and indirectly to the cellular network of Jawwal in the Palestinian Authority.

Pelephone’s transmission network is made up of leased lines (fiber optic) from Bezeq and Pelephone’s own microwave links. Pelephone’s UMTS base stations are connected using a hybrid connection (ATM for voice calls through Bezeq’s SDH network and IP for data calls through Bezeq’s metro Ethernet network).

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

In September 2014, Pelephone signed a three-year framework agreement under which Ericsson will be Pelephone's exclusive supplier for expanding the deployment of the 4G LTE radio network. The agreement is an extension of the agreement signed in April 2014 for deploying the first stage of the network.

The cost of establishing the network, including payments to Ericsson and additional costs linked to the deployment and adaptation of the network, is expected to amount to NIS 600 million through 2017, including NIS 96 million paid to acquire frequencies in a governmental auction. In addition, over the coming decade, Pelephone will be required to continue to establish new broadcasting sites, among other things, to comply with the terms of the cellular license.

Under its cellular license and the Wireless Telegraph Ordinance, Pelephone has rights of use of frequencies in the 850 MHz spectrum ( CDMA network), the 850 MHz and 2100 MHz spectrums (UMTS/HSPA network), and in the 1800 MHz spectrum ( LTE technology network).

Ministry of Communications policy concerning infrastructure sharing

Pursuant to the recommendations of an inter-ministerial team established by the Ministry of Communications in May 2014, the Ministry published a “Policy for sharing broadband access networks belonging to holders of a general license, for providing mobile radio telephone services,” or the Policy Paper.

The main points of the Policy Paper are:

●	The Ministry of Communications encourages and will continue to encourage the active sharing of network sites and masts, as well as the active sharing of antennas, among all operators.

●	In general, the Ministry of Communications believes that in order to streamline the frequency spectrum, the active sharing of antennas, frequencies and radio equipment (multi-operator core network (MOCN)) is preferable to active sharing of antennas and radio equipment without the sharing of frequencies (multi-operator radio access network (MORAN)). However, the Ministry did not rule out the possibility that under special circumstances it would consider it appropriate to approve a MORAN agreement, if requested.

●	In general, the Ministry of Communications will allow the sharing of transmission from cellular sites to centralized radio-based stations in a bandwidth-sharing configuration, nonetheless, under exceptional conditions, and at the Ministry’s discretion, it may allow sharing of transmission from the cellular sites to centralized radio-based stations as well.

●	When reviewing individual network-sharing agreements, the Ministry of Communications will take into account the considerations specified in the Policy Paper with regard to four key aspects: (i) the existing level of competition and the potential for harm to the competition; (ii) the existing and expected inventory of frequencies and how efficiently they are being used: (iii) the survivability and redundancy of the networks from the national perspective; and (iv) ensuring the level of telecommunications services over time.

●	Based on the foregoing, the Ministry outlined guidelines for examining each individual network-sharing agreement submitted for its approval, which provide, among other things, that MOCN-based sharing will not be allowed for two cellular operators with fully deployed 3G networks, but may be considered regarding a new operator with a partially deployed 3G network with an established operator with a fully deployed 3G network, and that the Ministry will allow MOCN-based sharing, provided that at least three independent wireless access networks are being operated in every region in Israel. Other conditions are also prescribed in the Policy Paper.

●	The Ministry of Communications does not intend to permit any sharing of radio infrastructure, including shared transmission to radio base stations, between Bezeq Group and HOT Group, which are the only owners of fixed-line infrastructure in Israel.

●	The Minister of Communications will consider revoking all or some of the network sharing approvals, depending on the circumstances, if it appears that the level of competition, coverage or customer service is harmed.

Infrastructure sharing agreements and providing right of use of networks

Partner - HOT Mobile

In April 2015 Partner and HOT Mobile announced that the Minister of Communications had approved their agreement to establish a partnership for maintaining, developing and operating a single state-of-the-art cellular network for both companies, in which each company will hold an equal part. Subsequent to the foregoing approval, Partner and HOT Mobile set up a joint company that received a special license to provide cellular radio infrastructure services to a MVNO operator. This license is valid for 10 years.

Cellcom - Golan Telecom

In 2014, Cellcom announced that it had signed a 4G network active radio segment sharing agreement with Golan Telecom that had been hosted on Cellcom's network since its establishment. This agreement is in addition to the agreement to provide usage rights on Cellcom’s 2G and 3G networks, which was entered into in December 2013. These agreements are subject to the approvals of the Ministry of Communications and the Antitrust Commissioner. Cellcom’s announcement also noted that it is continuing its efforts to implement network sharing, including the sharing of the passive components at the cellular sites.

In March 2015 the Minister of Communications announced that the infrastructure sharing agreements between Cellcom and Golan Telecom require essential amendments before the Ministry of Communications would re-examine the agreements in detail.

In November 2015, Cellcom announced that it entered into an agreement to purchase 100% of the shares of Golan Telecom for NIS 1.17 billion. In March 2016, the Israeli Antitrust commissioner informed Cellcom that it is considering opposing the current terms of the proposed purchase of Golan Telecom.

Pelephone - Cellcom

In September 2014, Pelephone entered into a collaboration agreement with Cellcom for the maintenance of passive components at the cellular sites owned by the two companies, which is expected to reduce maintenance costs at these sites. The agreement provides for maintenance of the shared sites through a supplier that will be selected by Pelephone and Cellcom. The supplier, which will be chosen through a tender, will sign separate agreements with Pelephone and Cellcom for a period of at least 5 years.

In July 2015, the Antitrust Commissioner determined that the foregoing arrangement will be exempt from the conditions for approval of a restrictive agreement. Pelephone and Cellcom have not yet commenced their collaboration as yet. At present, Pelephone is reviewing a project that would lower the maintenance costs of the passive components by using its own employees.

The infrastructure sharing model provides potential for reducing the costs for establishing and ongoing operation of the network. Consequently, if Pelephone does not receive permission to operate under any network sharing model, the costs of Pelephone’s network are likely to be higher than those of its main competitors.

MVNO - Mobile Virtual Network Operator

Further to the government's decision to encourage competition in the cellular market, several MVNO licenses were granted to virtual operators. Only a few holders of MVNO licensees operate in the private market, which is dominated by Rami Levy. In October 2015, Pelephone completed the acquisition of a MVNO operator, Alon Cellular Ltd. Some of Alon Cellular's subscribers were hosted on Pelephone's network. As part of the acquisition, Pelephone gained approximately 70,000 new subscribers.

In June 2014, the Ministry of Communications announced that there will be hearing regarding the ruling that in hosting agreements drawn up between cellular operators and MVNOs, the cellular operators may not demand hosting tariffs that are higher than the lowest tariff given to business customers in cellular agreements. Pelephone submitted its objection to this ruling.

Amendments to Cellular Licenses (consumer related)

In February 2016, the Ministry of Communications announced that it is proposing 41 amendments to the cellular companies' licenses, all related to consumer relations. Pelephone is reviewing the various issues arising from the proposed amendments and their ramifications.

Construction and Operation of Sites: Permits, Licenses

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

The construction and changing of most of these network sites requires building permits from local or regional authorities, as well as a number of additional permits from governmental and regulatory authorities, such as construction and operating permits from the Ministry of Environmental Protection, permits from the Civil Aviation Authority, in certain cases, and permits from the Israeli Defense Forces.

Pelephone uses software and computer systems, some under purchased licenses and others which were developed by Pelephone's IT department. Many of these licenses are limited in time, and are periodically renewed. The primary systems used by Pelephone are: Oracle Application ERP system and Amdocs customer management and billing system.

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

PBX services

Bezeq International markets and maintains communication systems for the entire Israeli market, and PBX exchanges, telephony networks and IP communications, mainly for its business customers. As part of its service contracts, Bezeq International provides maintenance services for various PBX exchange manufacturers. These include services for gateways, PBX exchanges and network end points (NEP) for lines used as both internal and external lines.

The following table provides a breakdown of Bezeq International’s revenue (in NIS millions) over the last three years:

	2015	2014	2013
Voice services	379	395	401
% of total revenue	24.02%	26.26%	27.98%
Revenue from business Internet and telecommunication services (ISP, PBX, ICT, data)	1,199	1,109	1,032
% of total revenue	75.98%	73.74%	72.02%
Total revenue	1,578	1,504	1,433

The following table provides a breakdown of revenue to private and business customers (in NIS million) over the last three years:

NIS million	2015	2014	2013
Revenue from private customers	555	529	535
Revenue from business customers	1,023	975	898
Total revenue	1,578	1,504	1,433

Multi-Channel Pay Television (DBS)

DBS is the sole DTH provider in Israel. DBS uses space segments from the Amos 2 and Amos 3 satellites, operated by Spacecom. DBS is currently using 12 space segments (ten space segments on Amos 2 and two space segments on Amos 3). In November 2013, DBS entered into an agreement with Spacecom, extending the leases for space segments leased on the Amos 2, Amos 3 and Amos 6 satellites or another satellite to be agreed between the parties, until the end of 2028.

DBS operates a hybrid platform of satellite and IPTV OTT. DBS’s IP platform, based on progressive download technology, enables DBS to provide its VOD service, which was launched in March 2010 using OTT technology, with a versatile and user friendly interface in HD quality incorporated into the electronic program guide.

As of December 31, 2015, DBS offers 150 television channels including 20 HD channels transmitted over 12 space segments (36 MHz each) on Amos 2 and 3. The main uplink site in Kfar Saba transmits content over eight carriers, while the secondary site of RRsat Global Communications Network Ltd., or RRsat, transmits content over four space segments. Up to six transport-streams can be transferred from the main site of DBS to its secondary site and be uplinked from RRsat. Ten transport-streams are transmitted using MPEG2 and DVB-S parameters and the two HD transport-streams are transmitted using MPEG4 and DVB-S2 standards.

DBS owns the satellite dishes and other endpoint devices that carry and receive the signals from such satellites to subscriber residences and set- top boxes. In addition, DBS leases some of the set-top boxes and cards that decode the coded signals received from the satellite to its subscribers, while other set-top boxes and cards are provided to subscribers for a deposit (an immaterial number of set-top boxes are sold to subscribers).

Additionally, DBS offers an extensive VOD library based on an OTT content solution, making it accessible to all households with an Internet connection with bandwidth of at least 2.5 Mbps. The VOD platform is comprised of transport- streams which reside in DBS’s data center and components which reside in two points of presence (“POPs”) of two ISPs.

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

HOT provides a range of communication services and interactive applications over its Internet infrastructure which is deployed throughout Israel. This network is the principal alternative to Bezeq's infrastructure in the private sector. The upgrading of the infrastructure and the service bundles marketed by the HOT Group, and the Ministry of Communication’s decision regarding the cancellation of NDSL services, increased the level of competition. The HOT Group is subject to limitations of structural separation which are generally less stringent than those that apply to the Bezeq Group. While HOT was compelled to provide wholesale services, including BSA services, it does not yet actually provide them.

Competition from ISPs and Telecommunication Companies

The operation of the wholesale market enables ISPs and telecommunication companies (holders of a single license) to offer customers service bundles that include also Internet infrastructure based on the infrastructures and services of Bezeq (in exchange for supervised tariffs that will be paid by the telecommunication providers to Bezeq).

Competition from the Partner Group

The Partner Group provides communications services through Partner and its wholly-owned subsidiary, 012 Smile, which provide cellular telephony services (including cellular Internet), fixed-line telephony, transmission and data communications, ISP services, international call services and fixed-line telephony using VoB technology.

Internet

In April 2015, a network sharing agreement was signed between Partner and HOT Mobile. Partner and HOT Mobile subsequently established a joint company that received a special license to provide cellular radio infrastructure services to a cellular operator. The Antitrust Commission's approval was granted with conditions stipulating that HOT Telecom will refrain from limiting or blocking the option given to customers to use any service or application provided on the Internet at any time, directly or indirectly, including by setting rates or through technology, and that HOT Telecom's Internet infrastructure services will be sold and supplied under equal terms to all its customers, whether they purchase additional communication services from HOT or not.

Other operators in the market include Golan Telecom, MVNO cellular operators, international operators and ISPs, including service providers in the wholesale market.

Recently, the use of "service bundles" (packages including various combinations of several different communication services) has increased. Communications groups market, or are likely to market in the future, "joint" service bundles consisting of different communication services of the companies in each group. As a rule, the marketing of joint bundles enables the communications group to offer its customers tariffs that are more attractive than purchasing each service separately (in some cases with "cross-subsidization" among the bundle's components), and a total solution that does away with the need for subscribers to use a number of different providers. These trends are strengthening with implementation of wholesale BSA services that allow operators that do not own infrastructure and operators are not part of a communications group to offer a full end-to-end service package (including infrastructure) to their customers.

Unlike the other communications groups, Bezeq Group is currently subject to the stricter restrictions described below.

The convergence trend has strengthened due to the Minister of Communications' decision of November 17, 2014 to allow unified general license holders to provide all services previously provided under specialist domestic carrier, mobile virtual network operator (MVNO), international service, ISP service and NEP service licenses under their unified general license. According to the decision, communications groups holding more than one MVNO, international services, special general domestic carrier licenses, or a unified license may apply to obtain a single license for the group of services, unless the Ministry approves a deviation from this principle. Unified licenses have been granted to an increasing number of operators, including 013 Netvision, Xfone, Golan Telecom Cellcom Fixed Line Communication and Partner Fixed-Line Communication Solutions.

In August 2014, Pelephone launched a LTE network to provide LTE technology 4G services using a 5 MHz frequency bandwidth within the 1800 MHz spectrum it received from the Ministry of Communications.

In January 2015, Pelephone participated in a governmental tender for the allocation of 4G (LTE) frequencies. Under the tender, Pelephone received 15 MHz within the 1800 MHz spectrum. The frequency allocation was issued in August 2015. Pursuant to the provisions of the tender, receipt of a license for the frequencies is contingent upon an amendment to the existing license. Under the license amendment, the requirements regarding deployment and quality of service through the 4G network are more stringent as compared with the previous standards. Further deployment of the network is currently underway.

New Fixed-Line Infrastructure Company. In August 2013, IBC, a telecommunications joint venture between the government-owned IEC and a consortium of non-government companies that was selected by the IEC in a tender procedure, was granted a general license for the provision of telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks to telecommunication services providers. According to the license, IBC will enter into an agreement with the IEC to use the IEC’s fiber optic network in Israel to provide such wholesale products to telecommunication services providers. If IBC is successful, it would compete with Bezeq and HOT in the wholesale market, as well as providing such services directly to large business customers. IBC has begun operating in several cities and announced its intention to begin operating in additional cities in 2015. The number of IBC subscribers is currently insubstantial.

Fixed-Line Telephony Services Market

The fixed-line telephony segment has been characterized by a decline in demand and in prices in recent years. The decline in demand is reflected in the decline in the number of existing fixed telephone lines and in a gradual erosion of the number of calls originating in fixed-line networks. Bezeq believes that this trend is primarily due to the rise in the number of cellular subscribers and the volume of use of cellular telephones in the comprehensive call-minute packages the cellular companies have marketed extensively over the last few years (Bezeq estimates that 80% of all calls originate in the cellular network), and from an increase in VoIP calls. In 2015, the number of Bezeq fixed lines declined by about 0.1% (compared with a decline of 0.5% in the number of lines in 2014). Likewise, the number of call minutes (incoming and outgoing) declined by 7% on Bezeq’s fixed telephone lines compared with 2014. The average monthly revenue per phone line declined by approximately 5%.

HOT is Bezeq’s main competitor in fixed-line telephony. In addition to Bezeq and HOT, fixed-line telephony services can also be purchased from providers of VoB services (a service that allows users to make and receive telephone calls over the Internet through an Internet connection).

The fixed-line telephony market in Israel is also characterized by:

●	Pricing Pressure: The price erosion experienced in recent years has been partly driven by a reduction in termination rates and the increase in competition, including from cellular telephony operators that introduced unlimited packages in 2012, resulting in the decline of fixed- line telephony average revenue per line in Bezeq and HOT’s networks.

●	Commoditization: In recent years, fixed-line telephony services have been largely commoditized and uptake has become increasingly dependent on a quality broadband Internet offering by the same provider, or the overall attractiveness of the bundled offerings, which, mainly in the case of bundles offered by Bezeq’s competitors, may combine fixed-line telephony with one or more of broadband Internet access, cellular telephony and pay television services. However, while usage of fixed-line telephony is declining, high penetration rates of fixed line telephony services are being maintained.

●	Growing Enterprise Data Services: The enterprise segment has shown an increase in consumption of transmission and data communications services that have partially compensated for the overall decline in fixed- line telephony usage.

●	Technology Convergence between Communications Systems: The transition to solutions based on IP protocol promotes technology convergence between the different communications systems and penetration of integrated products, facilitating various communications solutions on one handset (e.g. cellular and fixed-line telephony on one handset).

Internet Access-Infrastructure and ISP Services

Internet service in Israel is structured into two separate elements comprised of infrastructure, or network access services, and ISP services. Infrastructure access service relates to access to the physical network infrastructure within Israel that is required to connect the customer’s device to the infrastructure access service provider. This service is provided exclusively by Bezeq and HOT, the only telecommunications operators in Israel that own a national fixed-line network infrastructure. ISP services, which can be provided by any licensed provider, consist of providing customers access to the local and global Internet network utilizing the infrastructure of Bezeq or HOT. ISPs generally also provide certain value-added services such as data protection services, security solutions, e-mail services and system administration services. Accordingly, a customer wishing to subscribe to Internet services in Israel effectively must purchase both fixed-line broadband Internet infrastructure access services and ISP services and retains the choice with regards to the provider of each service.

Fixed-Line Broadband Internet Infrastructure Access Services Market

The numbers of subscribers in the Internet segment has continued to grow in recent years. In 2015, there was a 4% increase in the number of fixed-line Internet subscribers in Israel. Furthermore, the Internet segment is characterized by an increase in surfing speeds and by the adoption of advanced services and value-added applications. In 2015, against the background of introduction of bitstream access, an increase of 8% was recorded in the number of Bezeq's subscribers (retail and wholesale) compared to 2014. At the end of 2015, there were 244,000 Internet subscribers on the wholesale platform, amounting to 17% of Bezeq's Internet subscribers). Average monthly revenue per Internet subscriber (retail) increased by 5% compared with 2014. In 2015, Bezeq began providing wholesale BSA services and as of December 31, 2015, Bezeq had 250,000 wholesale Internet lines in its network.

HOT provides broadband services through a hybrid fiber coaxial cable (a broadband network which combines optical fiber and coaxial cable).

Wholesale Market Regulation. Following hearings in January, August and November 2014, the Minister of Communications amended the licenses of Bezeq and Hot Telecommunications and delineated the basket of services under the licenses, i.e., managed broadband access and wholesale telephony services. The regulations attached to the Minister’s decision contained the obligation to provide the services, including accompanying services and the regulation of maximum rates (which require the Finance Minister’s approval) for the provision of the wholesale services. Bezeq expects that the implementation of the wholesale services regulation in the manner specified above could adversely affect its results of operations; however, the possible cancellation of the structural separation and supervision over Bezeq’s fees as a result of the wholesale market regulation could positively impact Bezeq. In December 2014, Bezeq filed a petition with the Israeli High Court of Justice, or the High Court of Justice, to cancel the decision, and consequently to cancel the amendment of Bezeq’s license, the regulations prescribing the obligation to provide the services and the regulation of the maximum rates for the wholesale services, and to schedule an urgent hearing on the petition.

In a hearing on the petition that took place in March 2015, the Court ordered the parties to return to the negotiation table to discuss various matters that arose in the petition and to notify the Court within 60 days of the outcome. In April 2015, Bezeq received a letter from the Ministry of Communications stating that the Ministry believes that the provision of wholesale telephony services can in fact be implemented with small adjustments, within a short period of time and at minimal cost to Bezeq. The Ministry also suggested possible technological solutions for providing the service. While the Ministry expected that Bezeq would prepare for the provision of the service by May 17, 2015, Bezeq rejected the statements in the letter and sent a detailed response to the Ministry. In its response to the Court, Bezeq rejected the statements of the Ministry of Communications and asserted that: the various solutions proposed by the Ministry for providing telephony services in the wholesale market were not technologically feasible and that the tariffs determined by the Ministry of Communications for the provision of such services were unreasonable. Another hearing took place in October 2015.

On December 10, 2015 the Ministry of Communications published a hearing in the matter of “The Provision of Telephony Services via Resale on the Bezeq Network.” A draft amendment to Bezeq’s general license was attached to the hearing document, addressing the addition of telephony service to the license, in a resale format. The service enables the holder of a general license that is authorized to provide domestic landline operating services, to purchase telephony services from the company, such that will facilitate the sending and receiving of phone calls and the provision of accompanying and value added services provided by the company, as much as possible, in such a manner that the service provider’s subscriber will not discern that he is receiving service through Bezeq, other than with respect to technical support. In this framework the service provider may bundle packages that are marketed to its subscribers in any format whatsoever.

At the hearing the Ministry stated that is considering to allow Bezeq to offer the service as an interim solution for a limited period of one year from the date of the decision at the hearing, following which Bezeq will provide wholesale telephony service. It was further stated at the hearing that the service will be provided immediately after the determination of the operating arrangements with the providers, as the provision of services does not require preparations or changes to Bezeq’s engineering systems, but rather only to the IT systems.

ISP Market

While only Bezeq and HOT provide broadband Internet infrastructure access services in Israel), many telecommunications companies hold ISP licenses, including Bezeq International, 013 Netvision (which merged with Cellcom), 012 Smile (which merged with Partner), HOT Net (a subsidiary of HOT) and numerous minor niche players. Bezeq International’s estimated market share of the ISP market, based on the number of subscribers, was 44% as of December 31, 2015 compared to 42% as of December 31, 2014. The Israeli ISP market is a saturated market and as competitors are typically unable to differentiate themselves based on price, they attempt to differentiate themselves primarily by strengthening customer loyalty; however, competition has led to increased churn rates.

Broadband infrastructure and ISP Services Markets Trends

The Internet access market in Israel is characterized by:

●	Increasing Broadband Speeds: Israeli Internet consumers continue to demand increased Internet bandwidth speeds.

●	Slow-Down in Market Growth Rates: Despite the fact that the Israeli fixed-line broadband Internet infrastructure access services market is still growing in terms of the number of subscribers, the increase in penetration rate is slowing compared to previous years as a result of the high penetration levels in the market.

●	Increasing Adoption of Services and Value-Added Applications: Advanced and value-added services, such as data protection services, e-mail, anti-virus and cloud services, are increasingly becoming differentiators in the market, and are believed to enhance customer loyalty and reduce churn rate.

Cellular Telephony Services Market

The Israeli cellular telephony market is mature and highly competitive. Three cellular telephony operators, Cellcom, Partner and Pelephone, have historically led the Israeli cellular telephony market. The cellular market growth rate is lower due to “penetration rate” saturation. Penetration rate is the ratio between the number of subscribers in the market and the total population in Israel (excluding foreign workers and Palestinians, although they are included in the number of subscribers). The penetration rate at December 31, 2015 is 124%.

The Israeli cellular telephony market is characterized by a dominant post-paid market (i.e. purchased subscriptions rather than use of pre-paid cards).

In 2015, the trends that began in 2012 continued with increased competition in the Israeli cellular communications market. The entry of the new infrastructure operators, Golan and Hot Mobile, and to a lesser extent the activity of virtual cellular operators, resulted in the erosion of prices and the continued high level of mobility of customers between the companies.

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

In addition, following measures taken by the Israeli government to encourage competition in the cellular telephony market, 11 MVNO licenses were granted by the Israeli government. We believe that only four of the MVNO licensees currently provide services: Rami Levy (which signed hosting agreements with Pelephone), Alon Cellular (whose customers have subsequently been acquired by Pelephone), Azi Communications (which signed a hosting agreement with Pelephone and Partner) and Home Cellular (which signed a hosting agreement with Cellcom). A fifth MVNO, Cellact, signed a hosting agreement with Pelephone.

The main trends that characterize the cellular telephony market in Israel are:

●	Increasing Competition, Followed by Potential ARPU Stabilization. The entry of the new operators as a result of regulatory changes, together with regulations banning exit fees and reducing interconnect fees, led to intensified competition in the cellular telephony market in Israel. Golan Telecom and HOT Mobile had a strong incentive to obtain market share, as depending on their market share after the grant of their license, they could have been required to pay a license fee of up to NIS 360 million and NIS 710 million, respectively. These developments resulted in higher churn rates among the existing operators and a significant decrease in tariffs. In November 2013, HOT Mobile was notified by the Ministry of Communications that as a result of meeting certain market share targets, the vast majority of its guarantee is reduced. We believe that Golan Telecom is expected to receive similar notification in the near future.

●	Changing Pricing Dynamics. Partly as a result of intensified competition, during 2012 the manner of pricing services in the cellular telephony market changed significantly. Instead of charging subscribers for actual usage, the cellular telephony operators are primarily offering packages with unlimited usage. The increased competition and change in the format of the communication packages led to a significant decrease in ARPU and higher churn rates.

●	Increasing Demand for Data Transfer Services. The penetration of smartphones has led to a rise in the supply of alternative applications and services, resulting in a higher level of consumption of data transfer services. The increasing demand for data transfer services has the potential to offset, in part, revenue shortfalls from traditional voice services. In addition, there has been an increase in the rate of use of smartphones that support LTE technology, a technology that allows better browsing. This increase has led to a further increase in consumption of 4G Data.

●	LTE Technology. LTE technology, which is based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology, is used by many operators around the world and is now supported by many smartphones in operation in the Israeli market. In March 2012, the Ministry of Communications published a work plan with respect to the introduction of LTE technology. The Ministry of Communications issued a tender for allocating LTE frequencies in 2014 and Pelephone was awarded 15 MHz on the 1800 frequency band. Pelephone also entered into network sharing arrangements for 4G networks with Cellcom and Golan Telecom, similarly to an agreement reached by Partner and HOT Mobile, both subject to governmental approvals, including the Israeli Antitrust Authority. Technological developments in the area of LTE, could have a significant effect on the market.

In January 2015, Pelephone participated in an online tender held by the State of Israel for the allocation of 4G LTE frequencies. Under the tender, Pelephone was awarded 15 MHz of bandwidth within the 1800 MHz spectrum, at a total cost of NIS 96 million. In August 2015, Pelephone was notified that its license was amended to include the 4G LTE frequencies and those frequencies were allocated.

●	Network Sharing Agreements. In December 2013, Pelephone entered into a network sharing agreement for the construction and operation of a shared 4G network with Cellcom and Golan Telecom for a term of 15 years with an option to extend for an additional 15-year term, and an agreement with Cellcom for the sharing of passive components of cell sites on each company’s existing networks for a term of 15 years. The agreements are expected to provide significant cost savings and reduced capital expenditure requirements with respect to the deployment and maintenance of an LTE network, as well as with respect to the maintenance of existing UMTS network. The network sharing arrangements are subject to approvals by the Israeli authorities, including the Israeli Antitrust Authority. The December 9, 2013 agreement followed the November 2013 announcement by Partner and HOT Mobile that they had entered into a 15-year network sharing agreement. On May 15, 2014, the Ministry of Communications published a paper on "policy for sharing the broadband access network of a holder of a general license for the provision of mobile radio-telephone services." From Pelephone's review of the Policy Paper, it emerges that the sharing agreement apparently does not comply with the threshold terms included therein.

In September 2014, Pelephone entered into a cooperation agreement with Cellcom for maintenance of the passive components at their cellular sites, including uniting passive components and reducing costs through a joint contractor. The agreement provides for maintenance of the shared sites through a supplier that will be selected by Pelephone and Cellcom. The supplier, which will be chosen through a tender, will sign separate agreements with Pelephone and Cellcom for a period of at least 5 years.

In July 2015, the Antitrust Commissioner resolved that the foregoing engagement will be exempt from the conditions for approval of a restrictive agreement. Pelephone and Cellcom have not yet, at this stage, executed the engagement in practice. At the same time, Pelephone is reviewing the implementation of a project to lower the maintenance costs of the passive components by using Pelephone's employees.

As part of the regulatory measures adopted by the Ministry of Communications since 2012 with the aim of increasing competition in the cellular telephony market, several additional cellular operators entered the market. The entry of the new operators led to substantial increase in competition among all the cellular operators. The increased competition led to an increase in subscriber churn among the existing operators and to a fierce price war that intensifies from year to year, leading to substantial erosion of prices and profit margins in the private customer market as well as in the business customer market. This trend continued and even intensified in 2015.

Pelephone expects this trend to continue in 2016, leading to further reduction in revenues and profitability. Pelephone is introducing streamlining measures and cost structure adjustments in an effort to reduce the impact on its profit margins.

The table below provides a breakdown of the number of subscribers of Pelephone and its competitors in 2014 and 2015 (thousands of subscribers, approximate).

		Pelephone	Partner	Cellcom	Golan Telecom (1)	HOT Mobile	MVNOs (1)	Total subscribers in market
December 31,	No. of subscribers (2)	2,586	2,837	2,967	630	974	130	10,124
2014	Market share	25.5%	28.0%	29.3%	6.2%	9.6%	1.3%

December 31,	No. of subscribers (2)	2,651	2,718	2,835	850	1,229	80	10,363
2015	Market share	25.6%	26.2%	27.4%	8.2%	11.9%	0.8

(1)	Golan Telecom and most of the other MVNOs are private companies that do not publish figures regarding the number of their subscribers and these figures are based on estimates.

(2)	The number of subscribers as of September 30, 2015 and December 31, 2014, are based on the public reports issued by Cellcom, Partner and HOT Mobile.

ILD Market

As of December 31, 2015, there are eight competitors in the market, including 014 Bezeq International, 013 Netvision, 012 Smile, Golan Telecom and Hot Mobile International Communications. Bezeq International estimates that its market share for outgoing international calls as of December 31, 2015 was 21% compared with a market share of 23% as of December 31, 2014. A new competitor entered the international telephony market when the mobile app WhatsApp launched its call service in April 2015.

Pay Television Services Market

Israel’s primary television platforms are dominated by pay television, with relatively limited penetration of free platforms such as terrestrial television or free DTH. Approximately 70% of the households in Israel subscribe for multi-channel pay television services from either DBS, which provides multi-channel satellite pay television services, or HOT, which provides multi-channel cable pay television services (Source: Informa Telecoms & Media). DBS, the only company licensed to provide multi-channel pay television broadcasts via satellite to subscribers in Israel, provides encoded and digital multi-channel broadcast services as well as other services. HOT, which provides cable pay television services, focuses its marketing strategy on offering bundles that include multi-channel pay television broadcast services together with other services such as ISP and fixed-line broadband Internet infrastructure access services (known as a “triple play”).

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

Historically, Bezeq was not allowed to control DBS or offer bundled services that include pay television services. On March 26, 2014, the Israeli Antitrust Authority issued a decision which provides that upon the fulfillment of certain terms, the restrictions imposed on the Eurocom Group with respect to its ownership interest in DBS would be removed and Bezeq’s merger with DBS would be allowed. On June 23, 2015, the Ministry of Communications approved the transfer of the means of control in DBS to Bezeq allowing it to obtain 100% control of DBS. Bezeq paid Eurocom DBS NIS 680 million in consideration for the entire holdings of Eurocom DBS in DBS and acquired all the shareholder loans provided by Eurocom DBS to DBS on June 24, 2015. At such time, the director designee of Eurocom DBS to the board of DBS resigned.

In December 2014, Cellcom began providing its Cellcom TV services.

The penetration rates of DBS and HOT are estimated by DBS to be approximately 62% of households in Israel. DBS has indicated that it believes that its chances of penetrating an additional material segment are not high because most of the remaining households are not potential customers for DBS and HOT and have available alternative services to their services. Therefore, there has not been any significant change in the number of subscribers of DBS and HOT in recent years, mainly due to the increasing availability of alternative products. However, in 2015, there was a moderate increase in DBS's share of this market. An increase in the number of subscribers may be accomplished mainly by recruiting subscribers from the competition and recruiting new subscribers following the natural growth in the number of households. The broadcasting sector is characterized by fierce competition, which requires an investment of substantial resources to retain existing subscribers and recruit new ones. In addition to Cellcom entering the sector, in 2015, there was also an increased consumption of pirated broadcasts.

The following table provides a breakdown of DBS and HOT subscriber numbers and market shares to the best of its knowledge, at December 31, 2013, 2014 and 2015.

2015		2014		2013
Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share
635	44%	630	42%	600	40%

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

According to the Control Permit, the parties (through SP2) must hold not less than 30% of any type of Means of Control (as described below) of Bezeq. Such percentage is permitted to decrease below 30% to no less than 29% for a period of six months, in the event of dilution resulting from the exercise of stock options by Bezeq employees. However, the Communications Order prohibits issuance of shares which will result in a decrease of the minimum holding requirement in Bezeq (30%) or the ceasing to control Bezeq without the prior consent of the Ministers (certain permitted issuances do not require the Minister’s prior consent). According to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the parties to the Control Permit may hold less than 30% under certain circumstances, including the requirement that the parties control Bezeq and maintain at least a 25% ownership interest in Bezeq. Accordingly, the parties are entitled to sell a portion of their Bezeq shareholdings to the extent they will retain at least 25% of the outstanding Bezeq shares, and no amendment to the Control Permit or the indenture governing our 7?% Senior Secured Notes is necessary or required to sell Bezeq shares as long as the parties retain in excess of 25% the ownerships interest in Bezeq.

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

According to the Control Permit, SP2 must at all times be held by an “Israeli Party,” as defined in the Communications Order, to the following extent:

●	At least 19% of each of the Means of Control of SP2 must be held by an Israeli Party at all times; or

●	At least 19% of the rights to vote at the general meeting of shareholders of SP2 and the rights to appoint directors of SP2 must be held by an Israeli Party at all times; and

●	The right to appoint at least one-fifth of the directors of Bezeq and Bezeq’s subsidiaries and not less than one director of each such company will be held by an Israeli Party at all times, provided that the percentage of the Israeli Party’s direct or indirect shareholdings in Bezeq is not less than 3% of any of the Means of Control of Bezeq. Indirect shareholdings will be calculated as the product of the Israeli Party’s lowest rate of holdings in each of the Means of Control in SP2, multiplied by the percentage of the holdings of the parties to the Control Permit in each of the Means of Control in Bezeq.

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

According to the Communications Order a “principal shareholder” or a person with “significant influence” in Bezeq shall not be one of the following:

●	a hostile state, a citizen or resident of a hostile state, a corporation registered or incorporated in a hostile state or a corporation controlled by a citizen or resident of a hostile state; or

●	a government corporation, unless approved by the Ministers.

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

Sale of an Ownership Interest in Bezeq

As indicated above, according to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the parties to the Control Permit may hold less than 30% under certain circumstances, including the requirement that the parties control Bezeq and maintain at least a 25% ownership interest in Bezeq. Accordingly, the parties are entitled to sell a portion of their Bezeq shareholdings to the extent they will retain at least 25% of the outstanding Bezeq shares, and no amendment to the Control Permit or the indenture governing our 7⅜% Senior Secured Notes is necessary or required to sell Bezeq shares as long as the parties retain in excess of 25% the ownerships interest in Bezeq.

On February 2, 2016, B Communications announced that its wholly-owned subsidiary, SP2, sold 115,500,000 Bezeq shares. As a result, B Communications received gross proceeds of NIS 8.50 per share, or NIS 982 million in the aggregate (approximately $248 million). B Communications retained a 26.34% ownership interest in Bezeq following the closing of the transaction.

According to the terms of the indenture for B Communications’ 7⅜% Senior Secured Notes, the net proceeds from the sale of any Bezeq shares held by B Communications or its subsidiaries SP1 and SP2 must be deposited into our “Lockbox Account” and are subject to other customary conditions and covenants relating to asset sales and release of liens on sold assets. In addition, according to the terms of the indenture, B Communications must make an offer within 365 days to the holders of the notes to purchase notes with the proceeds deposited in the lockbox account at a cash offer price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to the date of purchase.

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

Limitations on the control of public companies through a pyramidal ownership structure

Prohibition on a second-tier company controlling another tier company

The purpose of the Concentration Law is to limit the possibility to control a “tier company” (generally defined as a company with publicly held debt or equity securities that are subject to reporting obligations under the Israeli Securities Law) through a pyramidal structure of additional tier companies. Each of B Communications, our company and Bezeq is considered a “tier company” for the purposes of the Concentration Law. A “second-tier” company is a tier company that is directly controlled by a first-tier company, and accordingly, our company is deemed a “second-tier” company under the Concentration Law.

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

In June 2014, the Regulations to Promote Competition and Reduce Concentration (Relief with Regard to the Number of External Directors), 2014, were published. Pursuant to these regulations, if a director of a company who is appointed according to the proposal of a representative labor union under a collective labor agreement serves in another tier company, the number of external directors in the tier company required under the Concentration Law who meet the provisions of the law may be reduced, provided that the external directors account for at least one-third of the board members. Bezeq complies with the provisions of the Concentration Law in this respect.

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

General

Structural Separation

Bezeq is subject to a duty to maintain structural separation between itself and its subsidiaries set forth in its domestic fixed-line license (including Pelephone, Bezeq International and DBS). Separation is required between the managements of Bezeq and its principal subsidiaries, as well as separation between the financial and marketing systems, assets and employees.

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

Limitations on Marketing of Bundles

Historically, the structural separation limitations prevented Bezeq from marketing joint service bundles. Since May 2010, following the decrease of Bezeq’s market share of the private fixed-line telephony services market to below 85%, Bezeq has been permitted to offer joint service packages with its subsidiaries to private subscribers, and since July 2012, Bezeq has been permitted to offer joint service packages with its subsidiaries to business subscribers, subject to approvals by the Ministry of Communications and other conditions contained in Bezeq’s license, including the following:

●	The joint service packages must be able to be “unbundled” so that each service included in a package must be offered separately and on the same terms; and

●	At the time a request for approval of a joint service package is submitted, all of the services to be offered must be marketed as a package to private subscribers by a license-holder which is not a subsidiary of Bezeq, or a group that includes license holders that are not affiliated with Bezeq.

●	When filing a request for marketing a bundle of services, which includes any of ISP service, international calls service or VoB service, Bezeq must allow any licensee that is capable of providing such services to offer its own services as part of Bezeq's bundle, alongside the bundle with the subsidiary (Bezeq International).

Joint service packages marketed by Bezeq’s subsidiaries that include the services of Bezeq are also subject to similar limitations, including “unbundling” (except for a bundle offered by a subsidiary that only contains its ISP service with Bezeq’s fixed-line broadband Internet infrastructure access service).

Despite the easing of the limitations on offering “unbundled” joint service packages, the Israeli Antitrust Authority informed DBS and Bezeq that the marketing of “unbundled” joint service packages by Bezeq and DBS constitute a restrictive arrangement which requires an exemption under the Israeli Antitrust Law and that the Commissioner does not intend to grant such exemption. Consequently, such packages were not offered. The recent merger between DBS and Bezeq ratified new limitations regarding possible bundling, including:

●	Bezeq will sell and provide Internet infrastructure services and TV services under equal conditions for all of Bezeq’s customers; and

●	Bezeq and DBS will not have any exclusivity arrangements pertaining to TV productions that are not “original productions.”

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

Additional Limitations on Cooperation between the Bezeq Group Companies—Antitrust Laws and the Provisions of Bezeq’s Domestic Fixed- Line License

Additional regulatory provisions impose limitations on cooperation between members of the Bezeq Group including provisions of Bezeq’s domestic fixed- line license that obligate Bezeq to provide its services on an equal basis to all and to ensure that its relationships with its subsidiaries do not result in favoring them over their competitors. Bezeq is also subject to the Israeli Antitrust Law and regulatory orders issued by the Commissioner. Bezeq was declared a monopoly in its main fields of activity under the Israeli Antitrust Law, as discussed in the Fair Competition and Antitrust Laws section below.

Wholesale Market Regulation

In May 2012, the Ministry of Communications published the Wholesale Market Policy Document concerning expansion of the level of competition in the fixed-line communications market, primarily adopting the main recommendations of the Hayek Committee.

The key points of the Wholesale Market Policy Document are as follows:

●	Owners of universal fixed-line access infrastructures that provide retail communications services, including Bezeq and HOT, will be obligated to sell wholesale services to other telecommunications services providers, including BSA, lease of access segments, dark fibers, duct access and transmission services, on an equal and non-discriminatory basis and with no discounts for size. In this regard, a procedure was established for negotiating an agreement for these services and as soon as such agreement is signed, the infrastructure providers are required to publish a “shelf offering” for the sale of the services based on the agreement and which also includes additional services as the Ministry of Communications may determine from time to time and such services’ prices. In this regard, the term “agreement” will apply to an agreement entered into by an infrastructure owner and a substantial service provider that is not an affiliate of the infrastructure owner. When the Minister of Communications believes that an agreed term or price is (i) unreasonable; (ii) might hinder competition; (iii) might harm the public’s interest, or (iv) might harm a services provider’s interest, the Minister has the power to establish conditions or prices for the services. The infrastructure providers must submit to the relevant telecommunications services providers the information relating to distribution of their existing infrastructures, with exceptions to be defined.

●	If a license holder or a company affiliated with a license holder sets a tariff for a retail communications service in a manner that may hinder competition, the Minister of Communications will take measures to amend the wholesale tariff that is relevant for the provision of the retail service accordingly.

●	The ancillary activities, services and arrangements relating to the wholesale services (rental of space, maintenance, etc.), and the arrangements for ordering, payment terms, provisioning and their tariffs, will also be negotiated by infrastructure owners and service providers, and the infrastructure owners will be allowed to demand reasonable and non-discriminatory prices. In the absence of agreement between the relevant license holders, the Minister of Communications will determine such terms.

●	The Ministry of Communications will make use of a model for enforcement and supervision, which will help the Ministry of Communications to (i) ensure that the tariffs set in the shelf offering are in accordance with the conditions set out above, (ii) monitor the actual provision of the wholesale services in a reasonable and non-discriminatory manner, and (iii) track the level of implementation of the wholesale market.

●	Infrastructure owners will provide, on an ongoing basis, information about ordering of wholesale services and the deployment of existing infrastructure to other license holders in accordance with the requirements of the Ministry of Communications, subject to exceptions that will be determined by the Ministry of Communications.

●	The “shelf offering” will be published on the websites of both the infrastructure owners and the Ministry of Communications. Upon publication of such “shelf offering,” other entities (including affiliates of the infrastructure owner) may also purchase wholesale services on the same terms from the infrastructure owner, as long as such services shall be provided concurrently to any other entity, on a non-discriminatory basis. Under this procedure, Bezeq will be able to provide wholesale telephony services to its subsidiaries that are not supplied over a broadband network, provided that these services are also available to third parties without discrimination.

●	Within nine months of publication of the “shelf offering,” the Minister of Communications was to eliminate the structural separation between the infrastructure provider who published the aforementioned offering and the ILD providers and ISPs that are affiliated with such infrastructure provider, replacing it with an accounting separation, unless the Minister believes that this will adversely affect competition or the public interest. As a result, Bezeq would be able, for example, to offer bundles that include local and ILD services, broadband Internet infrastructure access services and ISP services.

●	The Ministry of Communications will determine indicators or conditions under which the Minister of Communications may conclude that the level of development of the wholesale market and the level of development of competition based on joint service packages which include fixed-line telephony and cellular telephony services in the private sector, permits the grant of relief from the structural separation between an infrastructure owner and an affiliated cellular telephony operator, or the elimination of the structural separation and its replacement with an accounting separation.

●	If the Minister of Communications determines that the wholesale market has developed and the degree of competition based on joint service packages consisting of fixed-line services and cellular telephony services in the private sector permits, the Minister will consider eliminating the structural separation between an infrastructure provider and a cellular telephony operator who is affiliated with such provider.

●	The Minister of Communications will examine the matter of the unbundling of broadcasting services included in the joint service packages which also include Bezeq services (fixed-line telephony or cellular telephony) or broadband access services. The structural separation between the infrastructure providers and multi-channel television services providers will be eliminated if there is a reasonable possibility in the Israeli market to provide a basic television service package over the Internet by service providers with no nationwide infrastructure.

●	If a wholesale market does not develop in a satisfactory manner (based on parameters to be defined for this purpose) within 24 months of the publication of the Wholesale Market Policy Document, the Minister of Communications will take action to implement structural separation between the infrastructure and the services provided by general domestic fixed-line license holders.

●	Within six months of publication of the “shelf offering,” the Minister of Communications is required to take action to change the method of control over Bezeq’s tariffs so that tariffs will be controlled by setting a maximum price.

●	Within nine months of publication of the “shelf offering,” the Ministry of Communications is required to formulate a regulatory scheme aimed at increasing the investment in and upgrade of fixed-line communications infrastructures in Israel.

The Amendment to the Communications Law in the Economic Arrangements Law, July 2013 expands the powers of the Minister of Communications to oversee competition in the era of a wholesale market. The Minister of Communications was empowered (by the Minister of Finance) to determine payments for a license holder to use Bezeq installations operated by another license holder, to establish maximum or minimum tariffs for a license holder’s services, and this, in part, based on cost plus a reasonable profit or on a benchmark point derived from parameters prescribed in the law. The Minister may also request a report on the tariffs before services commence, he may instruct the tariff that a license holder may ask for a service, and may instruct the license holder to take action to prevent an immediate infringement of the competition. The amendment also prescribes provisions concerning a basic package of broadcasts, its content and payment for the package.

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

The following actions were subsequently taken by the Ministry of Communications:

●	In January 2014, the Ministry of Communications issued a list of the services that Bezeq will be obligated to offer as a wholesale service to the service providers. The list of services included: managed broadband access (Bitstream Access) (for a countrywide, regional or local connection); Sub Loop Unbundling (at this stage only on the Bezeq network); use and access to Bezeq’s physical infrastructure, and wholesale telephony service.

●	In November 2014, the Minister of Communications issued a decision on the regulation of wholesale services and the format for the provision of wholesale services and the setting of rates for these services on Bezeq’s network.

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

In accordance with the Minister’s decision, the tariffs are as detailed below:

	2015	2016	2017	2018	Unit
Access service – excluding telephony	32.56	32.70	32.87	33.21	NIS per line per month
Access service – including telephony	39.43	38.53	38.80	39.13	NIS per line per month
Subloop unbundling service (or SLU)	19.34	20.04	20.74	21.47	NIS per line per month
Data transfer service on the network’s core	30.36	24.11	18.73	14.18	NIS per MB per month
Data transfer in multicast configuration [1]	15,517	12,267	9,456	7,236	NIS per MB per month
Creating a phone call	0.01	0.01	0.01	0.01	NIS per minute
Access service to the duct [2]	398	398	400	400	NIS per km per month
First dark fiber on a line	484	484	487	485	NIS per km per month
Additional dark fiber on a line (up to a total of 4 fibers)	2.18	2.14	2.11	1.99	NIS per km per month
Technician house call service	158	158	158	158	NIS per visit

1)	The price for reaching customers connected to a maximum of 1,000 MSAG boxes. The prices for greater numbers of MSAG boxes are stated in the draft regulations.
2)	Including access to pits, boxes and poles.

Implementation of a wholesale market, petition to the Supreme Court and wholesale telephony

In December 2014, Bezeq petitioned the Israeli Supreme Court to repeal the decision and as a result, to cancel the amendment of Bezeq's license, cancel the regulations prescribing the obligation to provide the services and the maximum tariffs for the wholesale services, and to schedule an urgent hearing of the petition.

In the petition, Bezeq argued that the decision was unreasonable and impossible to implement. Bezeq also argued that the decision-making process was improper.

The Ministry of Communications held discussions with Bezeq and the relevant operators with respect to operating the service and in February 2015, issued various appendices to the BSA wholesale service file. Following their issuance, Bezeq began to provide wholesale services. Until May 2015, customers were transferred from retail subscribers to wholesale subscribers in a non-automated procedure (a manual procedure requiring involvement of Bezeq's staff). Thereafter, the transfer was automated and does not require human involvement.

In March 2015, the Supreme Court ruled that it would hold a round table discussion with Bezeq and the State of Israel to examine Bezeq’s arguments (professional or technical in nature), in order to clarify topics, if possible, and make the necessary amendments, and that a notice from Bezeq and the State of Israel should be submitted within 60 days.

In May 2015, the Minister, the Minister of Finance and the Ministry of Communications submitted an update notice to the Supreme Court, indicating that after holding meetings with Bezeq following the Supreme Court ruling, the Ministry of Communications reached the conclusion that wholesale telephone services can technically be implemented by Bezeq and if Bezeq had made prior preparations, there would have been no technical obstacle to opening the wholesale market in this segment on the scheduled date of May 17, 2015. With regard to the economic aspect, the Ministry of Communications concluded that Bezeq's arguments that the tariffs are unreasonable were unacceptable. However, after reexamining Bezeq's claims, it ascertained that certain changes should be made regarding the demand for data consumption and the quality requirements of the service defined in the service file (which, in the Ministry's opinion, do not affect the tariffs), including the Ministry's intention to publish a market-wide hearing and not to enforce the service quality requirements at that stage.

Thereafter, Bezeq submitted an update notice on its behalf where it rejected the State's update notice and noted that contrary to the State's conclusions: (1) the different solutions proposed by the Ministry for provision of telephony services in the wholesale market are not technologically possible; and (2) the tariffs prescribed by the Ministry of Communications for provision of the wholesale market services are unreasonable. Bezeq also argued that the Ministry of Communications had not completed the meetings to examine Bezeq's claims, as requested by the Supreme Court, and retained its decisions, so they remained unreasonable. An engineering opinion by an external expert and an economic opinion of an internal economist (together with an external comparative study indicating that the wholesale price in European countries on which the Ministry relied is more than double the price prescribed by the Ministry in Israel) were attached to Bezeq's update notice.

On October 8, 2015, the Ministry of Communications filed a notice to the Court, according to which, without derogating from its position, it believes that due to the importance it places on the ability of the service providers to offer services to their subscribers immediately, including telephony services, and in order not to allow continued delay in provision of this service, it is formulating a hearing in which it intends to publish as soon as possible, with respect to compelling Bezeq to provide telephony services to the service providers for resale and to establish the maximum tariffs for provision of this service. In the notice, the Ministry noted that it was a different wholesale service which also Bezeq believes does not require any preparations or changes in its engineering systems. Therefore, it could be offered immediately and is offered as a temporary solution for a limited period of a year.

On October 11, 2015, a hearing of the petition was held in which, due, among other things, to the Ministry's notice regarding publication of a new hearing, the Court dismissed the petition insofar as it relates to wholesale telephony services and ruled that update notices would be submitted on the subject of tariffs, which is still pending.

On December 10, 2015, the Ministry of Communications published a hearing regarding "the supply of telephony services for resale on Bezeq's network." A draft amendment to Bezeq's general license adding telephony services in a resale format was attached to the hearing document.

The service allows a general unified license holder that is entitled to provide domestic fixed-line services, to purchase telephony services from Bezeq, to allow outgoing and incoming calls, and provision of accompanying and added value services by Bezeq wherever possible without the service provider being able to distinguish that it is receiving services through Bezeq, other than with respect to technical support. In this regard, the service provider will be able to build packages to be sold to its subscribers in any manner.

At the hearing, it was stated that the Ministry is considering allowing Bezeq to offer the service as a temporary interim solution for a limited period of a year from adoption of the decision at the hearing, after which Bezeq will provide wholesale telephony services, and also that the temporary arrangement will apply as long as Bezeq is obligated to provide telephony as a product that can be unbundled, and it will also be canceled (and Bezeq will be compelled to provide wholesale telephony) if maximum tariffs for Bezeq's retail services are prescribed in place of the tariffs set out in the payment regulations. It was also stated at the hearing that the service will be provided immediately after establishment of the operating arrangement with the service providers, since provision of the service does not require any preparations or changes in Bezeq's engineering systems, but only in its IT systems.

The following tariffs were presented at the hearing:

Package	Wholesale payment (derived from the retail price less VAT)
Speak 100	NIS 23.03
Speak 300	NIS 28.15
Speak 600	NIS 35.85
Speak 750	NIS 38.41
Speak 1000	NIS 46.10

The above payments includes payments for interconnection for calls to Bezeq subscribers and in addition, the service provider will pay an interconnection fee for outgoing calls from its network for every subscriber of another operator other than Bezeq's subscribers. The service provider will also be eligible to payment for every incoming call.

Excess minute price - NIS 0.0923 per call minute.

Payment for additional services - the payment prescribed in bundles is decreased by 40%.

On January 10, 2016, Bezeq submitted it response to the hearing, according to which it is impossible to determine that after a certain period (or upon establishment of maximum tariffs or cancellation of the unbundling obligation) the service format anchored in the service file will apply automatically, since the format is impossible to implement and postponing it will not lead to a solution. The only way that enables Bezeq to provide the service in the service file format entails switch replacement and compelling Bezeq to perform a complex, disproportionate unauthorized and unjustified procedure. Moreover, a wholesale telephony service in the service file format is essentially unnecessary and unjustified (as testified by the various arguments for the service, each of which was concealed and another raised in its place) and all its aspects deviate from the global trend. With regard to the price of the service, it is clarified that it is inappropriate to reduce it by 40%, since it is a resale service with almost no costs to the telecommunication providers or saving for Bezeq and that the standard discount rate worldwide is between 10% and 20% maximum. It is further clarified that the "Kav Kal" (light line) is irrelevant and cannot be included in the resale arrangement and that interconnection fees will only be paid for outgoing services to another network and will be received for incoming calls from another network not belonging to Bezeq. It was further clarified that they are aimed at improving the cooperation between Bezeq and the service providers.

On January 11, 2016, the State submitted an update notice to the Court, which does not contain anything materially new compared with the previous update notice, and stipulates that the Ministry intends to review making fundamental changes in two issues raised by Bezeq (the issue of data consumption demand forecasts and the service quality requirements defined in the BSA and telephony service file). In view of the contents of the notice, the State requested dismissal of the petition and charging Bezeq for the expenses.

On February 7, 2016, Bezeq submitted a revised notice on its behalf, according to which the tariffs of the wholesale services set out by the Ministry of Communications are unreasonable and lack jurisdiction. Bezeq petitioned the Court to issue a conditional order, as set out in the petition. Due to the contents of the revised documents, the Court scheduled a hearing for the file.

Imposition of fines

In the initial wholesale BSA service implementation period, the Ministry of Communications held supervisory proceedings against Bezeq claiming that Bezeq breached some of the provisions set out mainly in the service attachments issued as described above on the eve of the reform. On May 11, 2015, Bezeq received the Ministry of Communication's notice of its intention to impose fines regarding implementation of the broadband reform (the “Notice"), claiming that according to the supervision report attached to the notice, the Ministry discovered that Bezeq fails to comply with the provisions set out in the service file as required and that this conduct by Bezeq is a breach of an addendum to the Communications (Telecommunications and Broadcasts) Law, 1982. Therefore, the Ministry stated that it intends to impose a fine of NIS 11,343,800, which is the maximum amount possible under the law. Bezeq rejected the notice and submitted counterclaims, including its rejection of the groundless statements and declarations in the notice regarding the failings of the reform and the impairment to competition. Bezeq presented the Ministry's unreasonable behavior and the update of the service file without jurisdiction, ignoring the complexity of the non-automated procedures and the time allocated to them.

Subsequently, on December 16, 2015, Bezeq received a demand for payment of a fine of NIS 8.5 million. On January 31, 2016, Bezeq filed an administrative petition against imposition of this fine.

Use of terminal equipment in the wholesale market

On December 30, 2015, the Ministry published an administrative instruction regarding the use of wholesale terminal equipment and a draft agreed arrangement sent for a response on August 31, 2015), according to which until February 17, 2016, a service or infrastructure provider who lends or leases terminal equipment to a subscriber and that subscriber switches to another service provider under the BSA service file, will not prevent the abandoning subscriber from making regular and proper use of the terminal equipment, will under no circumstances limit and will allow the abandoning subscriber to make such use of the terminal equipment in its possession ("Transition Period") and as from February 18, 2016, will not prevent or limit and will allow such use for 21 business days from the switch notice. The payment will be made by the abandoning subscriber in the same way as previously made prior to switching service providers. In its decision, the Ministry also determined that the service or infrastructure provider may not restrict the use of terminal equipment previously sold to the former subscriber.

Passive wholesale services (physical infrastructures and SLU):

On January 27, 2015, Bezeq received the Ministry of Communications ruling regarding regulation of the wholesale services - service files, access to physical infrastructures and service loop unbundling (SLU) prescribing that Bezeq must start providing these services beginning August 1, 2015.

The Director General of the Ministry of Communications noted in his decision that while the obligation of the infrastructure owners to provide wholesale services to service providers was already prescribed, a ruling regarding the duty of reciprocation (between the infrastructure owners) is an initial decision, and since the Authority is committed to exercising restraint in making decisions regarding all those matters for which action is not especially pressing or urgent, it was appropriate for this matter to be determined by the next government.

The Minister of Communications' decision of November 17, 2014 set out the passive service tariffs, while the volume and content of the services have yet to be determined. Bezeq petitioned the Supreme Court to cancel the tariffs.

Bezeq allows use of its physical infrastructures - access to passive infrastructure (pits, tubes, communication cabinets, over ground network, etc.), available-for-transfer communication cables or use of available dark fibers out of Bezeq's available optic cables, while in order to connect the service provider's infrastructure to Bezeq's infrastructure, the service provider must set up a passive infrastructure (pit, cross-connect cabinet, connection box, etc.) near Bezeq's passive infrastructure facility. A dispute erupted between Bezeq and one of the service providers regarding the option of using the physical infrastructures as part of this service for cellular subscribers. Measures are also being taken to test the SLU service with Cellcom, and Bezeq conducts meetings and tours with interested service providers for provision of the services.

With respect to the SLU service - according to the administrative instruction, Bezeq provided Cellcom and Partner (under secure conditions) with information regarding the geographic location of certain of its facilities and sites. The instruction will apply with regard to this type of information delivery to every unified general domestic carrier license holder wishing to receive it from Bezeq as part of preparations to implement the wholesale SLU service

Hearing regarding establishment of a format for reviewing a margin squeeze by the fixed-line broadband network owners:

On November 17, 2014, Bezeq received a Ministry of Communications hearing aimed at establishing policy and means of control to prevent a margin squeeze - a situation where the infrastructure owners reduce their retail prices and minimize the margin between their retail prices and wholesale price of the infrastructure input purchased by the service providers to a level that erodes the margin of the service providers to the point of being economically unfeasible to continue their operations.

According to the hearing, the infrastructure owners will be required to send every marketing offer to the Ministry of Communications for review and the Ministry will inform them within 14 days whether they are prohibited from marketing the package because of the concern of a margin squeeze. Bezeq sent is response to the hearing document. This review mechanism and the derived restriction on determining retail service tariffs, if implemented, may impair Bezeq's ability to market offerings of its wholesale services.

With respect to the effect of implementation of the wholesale market, as at the end of 2015, there were 250,000 wholesale lines in Bezeq's network. Implementation of wholesale telephony services for resale according to the outline of the hearing may increase the churn rate of Bezeq's BSA service subscribers and implementation of the transition to using Bezeq's physical infrastructures may lead to increased competition in the data communication segment by launching of services that compete with those of Bezeq using these infrastructures. These lines also include lines which were not originally in Bezeq's network (new or from a competitor's network). Bezeq believes that 11% of the fixed-line subscribers in Israel are part of the wholesale BSA services.

Cancellation of Structural Separation

In Bezeq's opinion, the Ministry of Communication must retract the structural separation applicable to it for the following reasons: (i) the conditions set out in the competition expansion policy document were met; (ii) there exists an intense competition in the cellular service segment; and (iii) and there are companies providing television services over the Internet.

Merger with DBS

Until March 25, 2015, Bezeq held 49.78% of the shares of DBS and it also owned stock options which entitled it to acquire 8.6% of the shares of DBS. In view of a decision of the Supreme Court in 2009 not to approve the merger of Bezeq and DBS, Bezeq ended its control in DBS and from August 21, 2009, it ceased to consolidate the operations of DBS in its financial statements and its investment in DBS was presented according to the equity method. The balance of DBS shares were held by Eurocom D.B.S. (A company controlled (indirectly) by Messrs. Shaul and Yossef Elovitch, controlling shareholders of Bezeq and our company).

On March 26, 2014, the Antitrust Authority issued a decision permitting the merger between Bezeq and DBS under certain conditions.

A sub-committee of the Board of Directors of Bezeq was appointed to deal with the topic, and the Audit Committee and Board of Directors as well as a General Meeting of the shareholders of Bezeq approved the transaction between Bezeq and Eurocom DBS to acquire all the holdings of Eurocom DBS in DBS, which represented 50.22% of the issued share capital of DBS (41.62% on a fully diluted basis) as well as all the shareholders’ loans that Eurocom had provided to DBS (NIS 1,538 million as at December 31, 2014). It was also decided that prior to the purchase of the Eurocom interest, Bezeq and DBS would accept the merger conditions established by the Antitrust Authority and Bezeq would exercise its option to acquire 8.6% of the issued share capital of DBS for no consideration. On March 25, 2015, Bezeq exercised the option to acquire 8.6% of the issued share capital of DBS, resulting in its holding 58.4% of the issued share capital of DBS. Subsequently, Bezeq received notice from the Antitrust Authority of the cancellation of the limitations that were imposed on Eurocom Group with respect to its holdings in DBS.

On June 23, 2015, approval was received from the Minister of Communications to transfer the means of control in DBS in such manner that Bezeq will control DBS and will hold the entire issued and paid-up capital of DBS. On June 24, 2015, Bezeq acquired the shares of DBS held by Eurocom and Eurocom assigned to Bezeq its entire rights in the shareholders’ loans that it had provided to DBS in consideration of NIS 680 million. Upon completion of the transaction, DBS became a wholly owned subsidiary (100%) of Bezeq.

In addition to the cash payment of NIS 680 million, Eurocom D.B.S. will be entitled to two additional contingent payments consisting of: one additional payment of up to NIS 200 million payable in accordance with the tax synergy that may be generated from the transaction and an additional payment of NIS 170 million that will be payable upon the business results of DBS reaching certain milestones in the next three years.

The Concentration Law-Limitations on the Allocation of Rights in Public Assets

The Concentration Law establishes a procedure that governmental authorities are required to follow when granting rights (such as a license, franchise or an agreement with the State of Israel, or the State, for the operation of essential infrastructure) in “Essential Infrastructure Fields” to an entity that is a “Concentrating Entity.” “Essential Infrastructure Fields” include activities for which certain telecommunication licenses are required (excluding a specialized domestic operator (such as a VoB operator) and radio and cellular phone operator), broadcast licenses, various types of licenses in the energy field, water production, natural resources and other areas.

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

The extension of existing licenses in an Essential Infrastructure Field for a cumulative period exceeding ten years will be considered an “award of rights” and will, therefore, be subject to the foregoing provisions. In addition, the procedure described above will also apply to the grant of approval for the transfer to a “Concentrating Entity” of means of control of companies held by the State or that were previously State-owned companies (such as Bezeq).

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

Interconnect Tariffs and Royalties

The Communications Law states that a holder of a license for providing telecommunication services will pay royalties to the State out of its revenues from the services enumerated in the Regulations. The Royalties Regulations obligate the various license holders (including Bezeq, Pelephone, Bezeq International, DBS and B.I.P.) to pay royalties on certain specified revenues. Over the last few years, the rate of the royalties has been gradually reduced, and in accordance with the amendment to the Royalties Regulations that is applicable to the Bezeq Group, commencing in 2013, 0% royalties apply to all of of the license holders.

Change in interconnect tariffs

The Group’s telecom companies (Bezeq, Pelephone and Bezeq International) pay interconnect fees to other carriers for calls that are terminated on the networks of those carriers, and some of them (Bezeq and Pelephone) receive interconnect fees for calls that are terminated on their networks and from international communications operators for outgoing calls on their networks.

In 2011, the tariff payable to cellular operators was decreased substantially and in 2012 the tariff payable to domestic carriers was reduced significantly. The changes in the interconnect tariffs have an offsetting effect at the Bezeq Group level, as a result of the decrease in the expenses of Bezeq and its subsidiaries.

Restriction of the exit penalty a license-holder can collect from a subscriber

Pursuant to several amendments to the Communications Law, most of which became effective in 2011, the following restrictions apply to the Bezeq Group’s companies with respect to the collection of disconnect fees when certain subscribers cancel an agreement

Holders of domestic carrier licenses, ITS licenses and broadcast licenses (including Bezeq, Bezeq International, DBS and B.I.P.) may not collect disconnect fees from subscribers who cancel agreements if their average monthly bill is less than NIS 5,000. Additionally, license holders may not withhold a benefit from a subscriber that would have been given had the agreement not been terminated and they may not demand immediate repayment of any outstanding payments for terminal equipment if the agreement is canceled. Bezeq believes that these legislative amendments have led to an increase in the churn rate.

Cellular operators (including Pelephone) may not collect disconnect fees from customers who hold up to 100 phone lines and who entered into an agreement with the license holder. Beginning on January 1, 2013, the cellular operators may not condition a contract for cellular services on an agreement to purchase, rent or lease terminal equipment (“unlocking”).

No discrimination in the offering of benefits and special tariffs

On October 31, 2010, the Director General of the Ministry of Communications sent a clarifying document to the cellular operators on the applicability of certain clauses in their licenses that address equality and discrimination, including the offense of discriminating against subscribers belonging to the same group of subscribers by offering special benefits and tariff plans.

In its position submitted to the Tel Aviv District Court in January 2014, as part of a number of class actions that were consolidated against several communications operators, the Ministry of Communications stated that the licenses of the ISPs do not permit them to offer their customers “individualized tariff plans” tailored to the needs of individual customers and their ability to “haggle”, and that they must offer a standard price for each service package, subject to certain exceptions.

On April 30 2015, the Ministry of Communications clarified its opinion with respect to "individualized tariff plans", "packages" or "service bundles" marketed to new subscribers, indicating that a new subscriber is someone who at the time of the inquiry to the license holder did not have an agreement with the license holder. Therefore, license holders may not demand a "waiting period" from anyone wishing to contract with them again and they must allow anyone to join any plan under the terms offered to new subscribers. In addition, according to the clarification, all subscribers have the option of switching between the different plans offered at the time of the request, without discrimination, including plans marketed to new subscribers. However, this clarification does not lessen the license holders' right to determine switching terms.

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

Bezeq

Communications Order

Bezeq was declared a provider of essential telecommunications services under the Communications Order. By virtue of that declaration, Bezeq is required to provide certain types of services and may not interrupt its provision of such services or narrow them. Among these services are basic telephony services, infrastructure services, transmission services and data communication services including, interconnect, and other services listed in the schedule to the Communications Order. The main provisions of the Communications Order are:

●	Limitations on the transfer and acquisition of Means of Control, which includes a prohibition on holding “significant influence” over Bezeq or 5% or more of Means of Control of a certain kind without the prior written approval of the Ministers. Transferring, holding or acquiring control in Bezeq requires the approval of the Ministers by means of a control permit. Any unauthorized holding or acquisition is referred to as “Exceptional Holdings.” Exceptional Holdings must be sold within the periods prescribed by the Communications Order. Nationality requirements were established for the controlling shareholder in Bezeq. For more information see “Regulatory—Regulations of Control Over Bezeq—Permit to Control Bezeq Granted to Members of the Eurocom Group.”

●	A duty to report to the Ministers upon demand is imposed on Bezeq with respect to any information on matters relating to provision of an essential service.

●	75% of the members of the Board of Directors of Bezeq must be Israeli citizens and residents who have security clearance from the General Security Service.

●	The Chairman of the Board of Directors of Bezeq, the external directors (within the meaning of the Israeli Companies Law), the chief executive officer, the deputy chief executive officer and other office-holders in Bezeq as listed in the Communications Order, must be Israeli citizens and residents and have a security clearance appropriate to their functions.

●	The approval of the Ministers is required for the grant of rights in certain assets of Bezeq (switches, cable network, transmission network and data bases). In addition, the grant of rights in Means of Control in the subsidiaries of Bezeq, including allotment of more than 25% of the shares in a subsidiary, requires the approval of the Ministers.

●	Provisions were established for the protection of computerized systems and the purchase of hardware and software.

●	Certain actions of Bezeq require the approval of the Minister of Communications, including voluntary liquidation, a settlement or arrangement between Bezeq and its creditors, a change or reorganization of the structure of Bezeq and a merger or split of Bezeq.

●	The ongoing management of Bezeq and the center of its business must be in Israel, and Bezeq’s board and shareholder meetings must be held in Israel.

Bezeq’s Domestic Fixed-Line License

Bezeq was granted a general domestic fixed-line license for an unlimited period. The principal provisions of the license include:

●	Scope of license-Bezeq must provide its services to all on equal terms for each type of service, irrespective of the location or unique cost. The Minister of Communications may modify or cancel the license or make it contingent. The license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

●	Structural separation-Bezeq must operate under the principles of structural separation (see —The Bezeq Group—General—Structural Separation”).

●	Marketing joint service packages—Bezeq may request permission to market joint service packages, subject to certain limitations (see “—The Bezeq Group—General—Limitations on Marketing Bundles”).

●	Tariffs-If Bezeq provides a service or package of services for which no tariff is set under the Israeli Communications Law, such service or services must be offered at a reasonable price to all, without discrimination and at a uniform tariff.

●	Operations of networks and service standards-Bezeq is required to maintain and operate its network and provide its services at all times, including at times of emergency, in an orderly and proper manner commensurate with the technical requirements and the nature of the service, and to work towards improving its services on an ongoing basis. The license includes an appendix, “Service Standards for the Subscriber,” which is to be amended after Bezeq provides the Ministry of Communications with data. Bezeq submitted its proposal for an amendment to the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been adopted.

●	Duty to provide services-Bezeq is required to provide interconnect services to other public switching networks and to allow other telecommunications license holders to use its network. Bezeq has a duty to provide infrastructure services to other telecommunications license holders on reasonable and equal terms and must refrain from providing preferable terms to its affiliates. Bezeq is also obliged to provide some of its telecommunications services to the entire public in Israel. According to the Ministry of Communications’ interpretation of this provision and the provisions regarding the provision of infrastructure services to license-holders, Bezeq is also obliged to provide infrastructure and transmission services to competing communications operators for services which compete with those of Bezeq.

●	Security arrangements-Bezeq’s license includes provisions relating to the operation of its network in times of emergency. Bezeq is required to design and operate its network in a manner that will prevent its collapse in an emergency. Bezeq provides special services to the security forces and is required to provide telecommunications services and maintain terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the Israel Defense Forces. Bezeq is required to appoint a security officer and to comply fully with the security instructions contained with the applicable provisions in its license.

●	Supervision and reporting-The license imposes on Bezeq extensive reporting requirements to the Ministry of Communications. In addition, the Director General has the authority to enter the facilities and offices used by Bezeq and to seize documents.

●	Revocation of the License-Pursuant to the Israeli Communications Law and the provisions of Bezeq’s license, the Minister of Communications may revoke the license in certain events, including, among others, in the event of a material breach of the license by Bezeq or an immaterial breach of the license that was not cured in accordance with the instructions of the Minister of Communications, in the event that certain insolvency or liquidation proceedings are initiated against Bezeq, failure to comply with certain instructions provided under the Israeli Communications Law or to perform the services in an adequate manner, or if the public interest requires the revocation of the license.

●	Miscellaneous:

●	The license includes limitations on the acquisition, maintenance and transfer of Means of Control pursuant to the Communications Order, as well as on cross-ownership, which are mainly a prohibition on cross-holdings by entities with an interest in another material domestic fixed-line licensee, and limitations on cross-holdings by entities with domestic fixed-line licenses or general licenses in the same segment of operation.

●	Bezeq is required to prepare a draft of the standard agreement it plans to offer to subscribers and to submit them for the review by the Director General upon demand. The Director General has the authority to instruct that changes be made. Bezeq is in the process of preparing such an agreement.

●	Pursuant to the requirement of the license, Bezeq provided a $10 million bank guarantee to secure its fulfillment of the terms of the license and to indemnify the State of Israel against any loss it may incur due to violations. The Minister of Communications may declare the guarantee or part of it forfeit based on the terms of the license.

●	The Director General has the power to impose a monetary sanction for violation of any of the terms of the license.

●	During a calendar year, Bezeq may invest up to 25% of its annual income in activities not connected with the provision of its services (the income of its subsidiaries is not considered income for this purpose). The Minister of Communications is authorized to grant a variance from that percentage.

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

On October 16, 2013 and October 5, 2014, the Minister of Communications published a hearing document regarding new regulation in the international communication services market. According to the proposed regulation, any domestic fixed-line carrier or cellular operator will be able to provide international communication services as part of the service packages offered to subscribers. The proposed regulation also includes the provision of international data communication and transmission services by domestic fixed-line carriers and cellular operators. Bezeq sent its response to the hearing supporting the proposal under different terms. However, on February 1, 2015, the Ministry published a secondary hearing regarding special regulation for Bezeq Group and HOT Group for the interim period until cancellation of the structural separation obligation in these groups, according to which Bezeq and HOT will only be able to provide these services through other operators. Bezeq objected to the proposed change.

On November 16, 2014, Bezeq received the decision of the Deputy Commissioner of the Antitrust Authority finding that Bezeq had abused its position as a monopoly and determined unfair purchase and sale prices of a service in a monopoly, in contravention of the Antitrust Law, in that it determined prices for Internet and telephony services that were lower than the prices Internet for infrastructure only, in a campaign in which it had offered new subscribers a special introductory six month rate. The Commissioner claimed that given that the Internet access infrastructure service is a critical input for the supply of Internet-based telephony services, then the price set by Bezeq places competitors who wish to offer this service at a disadvantage, as the price of the critical input for supply of the service was higher than the price of the final service which Bezeq offered its customers.

On March 31, 2015, Bezeq filed an appeal against the Antitrust Tribunal's decision, together with an affidavit and the opinion of an expert economist, pursuant to which Bezeq requested the Court to find that the decision is null and void or alternatively to order its cancellation. In the appeal, Bezeq claimed that there was no "negative margin", that the decision ignored various tests for existence of a negative margin and margin squeezes, that under the circumstances of the matter there is no concern for harm to competition, that there was no actually harm to competition and that there was no breach of any sections of the Antitrust Law. Bezeq also pointed out a breach of administrative duties of the authority while forming the decision and its very publication, which must also lead to cancellation of the decision. On September 8, 2015, the Commissioner's response to the appeal was submitted, in which the Court was requested to dismiss the appeal and leave the decision intact.

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

NOP 56 became effective in June 2008 and regulates the manner of construction and licensing of communications facilities in the Palestinian Administered Territories. NOP 56 has transition provisions for facilities erected with a permit for small installations. The guidelines also include a requirement for obtaining a communications license and the receipt of necessary consents from the Commissioner of Government Property at the Civil Administration. Bezeq has obtained licenses for 76 installations in the Palestinian Administered Territories and is in the process of obtaining licenses for an additional five installations in the Palestinian Administered Territories.

As a result of a process initiated by the State of Israel, IBC, a third fixed-line communications infrastructure company was established, 40% of which is held by the government-owned IEC and 60% of which is held by a consortium of non-government companies that was selected by the IEC in a tender procedure in June 2013. In August 2013, IBC was granted a general license for the provision of telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks. According to the license, IBC will enter into an agreement with the IEC to use the IEC’s fiber optic network in Israel to provide wholesale products to telecommunication services providers. In addition, IBC was granted a five-year special license to provide wired domestic data communications services, according to which it is entitled to provide IPVPN services and broadband data communications services.

Authority with respect to real estate

Pursuant to the provisions of the Communications Law, the Minister of Communications granted Bezeq certain powers in connection with real estate. The law distinguishes between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a corporation lawfully established and owned by one of them, and a road ("Public Land"), and other land ("Private Land"). With regard to Public Land, Bezeq and any person authorized by it, can enter and perform work there, provided that approval for deployment of the network has been granted by the local Planning and Construction Committee. Under the provisions of the Telecommunications (Installation, operation and maintenance) Regulations, 1985, if Bezeq is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device for transmission or switching on the applicant's premises (or in shared premises or common property), Bezeq is permitted to request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of Bezeq, and it may use the device to provide service to other applicants also.

Deployment of a network on Private Land requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be. Pursuant to the provisions of the Planning and Construction (application for a permit, its terms and fees) Regulations, 2010, an applicant for a permit to erect a residential building has a duty to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, Bezeq's license was amended (as were the licenses of HOT Telecom and DBS), so that if Bezeq uses the internal wiring for providing its services, it is obliged to provide maintenance services for that internal wiring (the portion of the access network installed in residences and in apartments, and which is aimed to be used by those residences only), installed by the permit’s applicant, without this granting it any proprietary rights in the internal wiring.

On May 7, 2015, the Ministry of Communications published a hearing regarding wiring in residential buildings, in which it determined that a building permit holder must install three leads (pipes) from the border of the property to the building communication cabinet, and for IBC's complaints regarding a lack of free leads, that is the Ministry is considering determining that the Bezeq Group and HOT will each use one lead between the property border and the building communication cabinet and floor communication cabinets and that they will vacate leads in existing buildings and make adaptations due to IBC's demands under certain circumstances. Bezeq submitted its position, which opposes such determinations, among other things, due to a lack of justice, proportionality and need. The Ministry is holding a "round table" discussion with Bezeq, DBS, HOT and IBC to reach an arrangement regarding installation of infrastructure in new buildings.

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

Pelephone

Cellular Telephony Licenses

Pelephone has been granted a general license to establish and operate a cellular telephone network in Israel, which is valid until September 8, 2022. In addition, in April 2001, the Civil Administration for the Administered Territories granted Pelephone a general license for the provision of cellular telephony services in the Administered Territories that is valid until September 2022 and the provisions of the general license granted to Pelephone by the Ministry of Communications are also applicable to this license. The following are the principal provisions of Pelephone’s general cellular telephony license:

●	Under certain circumstances, the Minister of Communications is entitled to modify, restrict or suspend the terms of the license, and in certain instances to revoke it.

●	The license is non-transferable, and it contains restrictions on the acquisition or transfer (including by means of a charge), directly or indirectly, of control or of 10% or more of any Means of Control in Pelephone, unless the Minister of Communications has given his consent beforehand. The license includes certain prohibitions on crossholdings in Pelephone and in other telecommunications operators.

●	Pelephone is obliged to provide interconnect services under equal terms to all other operators and must refrain from any discrimination in the implementation thereof.

●	Pelephone must refrain from giving a preference in providing its infrastructure services to a licensee with an interest (as defined in the license), such as a related party, over another licensee.

●	Pelephone is generally not entitled to sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, except as stipulated in the license.

●	In periods of emergency, the relevant governmental authority may issue certain instructions to Pelephone with respect to its mode of operation and/or manner of provision of services.

●	The license sets forth the types of payments that Pelephone may collect from its subscribers for cellular telephony services, mechanisms for setting tariffs, reports that Pelephone must submit to the Ministry of Communications and also the duty of serving notice to the Ministry of Communications prior to modifying its tariffs. The license also determines the Minister’s power to intervene in setting tariffs in certain instances.

The license commits Pelephone to provide a minimal standard of service, including setting up of service call centers, the determination of a maximum period for repair of malfunctions, an accounts collection procedure and protection of the privacy of the recipient of the service.

●	To secure Pelephone's undertakings and to compensate and indemnify the State of Israel for any damage that may be caused by acts committed by Pelephone, Pelephone is required to furnish bank guarantees to the Ministry of Communications. In May 2015, Pelephone deposited guarantees in the amount of NIS 80 million with the Ministry of Communications, which replaced the previous guarantees given in the amount of USD 10 million, as required under the 4G LTE frequency allocation tender.

●	Pursuant to the Israeli Communications Law and the provisions of Pelephone’s license, the Minister of Communications may revoke the license in certain events, including, among others, in the event of a material breach of the license by Pelephone or breach of certain obligations specified in the license, in the event that certain insolvency or liquidation proceedings are initiated against Pelephone, if officers of Pelephone are convicted of committing certain offenses, or if the public interest requires the revocation of the license.

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

LTE technology, which is based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology, is used by many operators around the world and is now supported by many smartphones in use in the Israeli market. The Ministry of Communications issued a tender for allocating LTE frequencies in 2014 and Pelephone was awarded 15 MHz on the 1800 frequency band, at an aggregate cost of NIS 96 million. The adoption of the of LTE technology could have a significant effect on the market.

Network Site Permits

The set-up and operation of a wireless communication infrastructure, including cellular communications, are subject to the provisions of the Planning and Construction Law and the Israeli Radiation Law and permits from the Ministry for Protection of the Environment are required.

Local Building Permits

Pelephone’s cellular telephony services are provided through cellular sites spread over Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of the cellular telephony services requires setting-up cellular sites and changes in configuration and existing antenna systems. Pelephone has deployed two main types of broadcasting sites: (i) macro sites that require a building permit from planning and building councils; and (ii) wireless access devices, which historically did not require a building permit. Under a temporary order of the Israeli Supreme Court initially issued in September 2010, Pelephone is currently not subject to certain limitations with respect to the construction of new wireless access devices absent a permit, as described below.

The licensing of cellular broadcasting sites is governed by the National Outline Plan for Communications 36, or NOP 36. The purpose of NOP 36, which came into effect in 2002, is to regulate the deployment and manner of setting-up broadcasting facilities, so that the entire country is covered for transmission and reception, with minimal damage to the environment and the landscape. Pelephone and its competitors have encountered difficulties in obtaining some of the required approvals and in particular, approvals from planning and building authorities. There is a pending proposal to amend NOP 36, which may result in more stringent regulations that could complicate and impede the process of obtaining building permits for cellular sites.

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

On March 9, 2015 a hearing was held on the petition and the petitioners arguments were heard, claiming that the petition in question is related to another petition for which an order was granted and arguments were heard. The petitioners argued that the link between the petitions should not be severed and that the hearing be deferred until after a ruling is made with respect to the other petition. The High Court of Justice also stipulated that if a ruling is not made with respect to the other petition within six months, the petitioners may return and request that a hearing be held.

More than six months after the date of the hearing on the petition and in the absence of a ruling in the other petition, application was filed with the High Court of Justice on January 21, 2016 to fix a hearing date on the petition filed by the Forum for Cellular Sanity. In view of the foregoing, on January 25, 2016 the High Court of Justice determined that the petition will be fixed for a hearing before a panel and on January 28, 2016 a summons was received according to which a hearing was set for July 18, 2016.

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

On September 15, 2014 a hearing was held on petitions filed with the High Court of Justice and the arguments of all the parties were heard. In this context, the High Court of Justice recommended that the parties attempt to reach an arrangement that will balance the conflicting interests and move the process of promulgating the regulations forward in the spirit of the draft regulations from March 2010. The High Court of Justice further instructed the State to file an updated notice within 120 days which will include, among other things, the Minister of the Interior’s current position, the current position of the Minister of Communications with respect to both the draft regulations and the existing regulations, the current position of the Antitrust Commissioner and an update of the Knesset Economic Affairs Committee discussions. The parties were also granted permission to respond to the State's position within 30 days of receipt. The High Court of Justice also instructed the parties to advice, no later than January 20, 2015 as to whether they had reached agreement and determined that after receiving notice from all the parties, the High Court of Justice will decide on how the cases will continue. In the State's update notice to the High Court of Justice dated January 19, 2015 the State explained, among other things, that the Minister of the Interior at that time, Gideon Saar, announced his decision to resign and consequently the terms of office of the relevant ministers changed. The State further stated that on December 8, 2014, the Knesset passed a bill to dissolve itself, ending the session and the Knesset went to pre-election recess. Under these circumstances, the State requested an extension to file its update notice until July 15, 2015, and on January 21, 2015 the High Court of Justice granted the requested extension.

Under this notice the State announced, among other things, that on May 14, 2015 a new government was formed in Israel and it was decided to transfer most of the authority of the Minister of the Interior under the Building and Planning Law to the Minister of Finance. The State further announced that on July 13, 2015 the Knesset approved the transfer of authorities from the Minister of Interior to the Minister of Finance. The Stated added that the Minister of Finance should be given reasonable time to address the issue of regulating regulations under the Building and Planning Law, and to formulate his opinion regarding the matter. Under the circumstances that were created and to enable the Minister of Finance as well as the Ministers of Communications and Environmental Protection to address the issues in the petition and to formulate their opinions, the State requested a further extension for filing its updated notice by December 15, 2015. On July 19, 2015 the High Court of Justice awarded the requested extension.

On December 24, 2015 an updated notice was filed with the High Court of Justice by the State according to which the State announced that it is reviewing the options recommended by the Minister of Finance, to whom the authority to regulate regulations of the Building and Planning Law was transferred. The State further announced that the Deputy Attorney General would hold a hearing on the matter in the near future. Under these circumstances the State requested additional time to review the options for regulating "balanced" regulations and to file, another notice on a date that will be fixed by the High Court of Justice.

On November 19, 2015, Partner Communications Ltd. and HOT Mobile Ltd. filed a petition to the High Court of Justice requesting that the temporary injunction of September 16, 2010 be limited. In the State's response, that was attached to the petition, the State made its consent to limiting the temporary injunction subject the companies dismantling and removing no less than 300 wireless access installations within one year. On January 5, 2016 Cellcom Israel Ltd. filed a petition on its behalf asking that the limit contained in the temporary injunction would also apply to it, but without application of the condition to dismantle access installations, based on the arguments set out in its petition. On January 12, 2016, Pelephone Communications Ltd. also filed a similar petition regarding limiting the applicability of the order, and Pelephone also requested that the obligation to dismantle access installations should also not apply to it.

In view of the foregoing, on January 27, 2016 the High Court of Justice issued a decision requiring the State to file its response to the petitions of Cellcom and Pelephone to limit the temporary injunction, with reference to their request not to dismantle part of the access installations that they hold, by February 3, 2016.

Pelephone believes that if the Access Installation Regulations are approved as proposed, the option of using the building permit exemption track in order to erect cellular access installations will be severely restricted. A restriction of this track, together with the proposed tightening of the terms for construction of base sites in the parallel Proposed New NOP 36A track is likely to lead to noticeable increase in the obstacles restricting the construction of new broadcasting sites and access installations, and would have an adverse effect on the quality of the cellular network. At present, Pelephone operates 461 wireless access installations.

Pelephone’s ability to maintain and preserve the quality of its cellular services as well as its coverage is based partly on its ability to construct cellular sites and install information equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the permits and approvals required may have an adverse effect on the existing infrastructure, network performance and on the construction of the additional cellular sites required by the network. Any inability to resolve these issues in a timely manner will likely prevent Pelephone from achieving the service quality targets established in the cellular license.

A few sites constructed years ago still lack approvals from the Civil Aviation Administration and the IDF, even though applications for such approvals were submitted years ago. In addition, there are administrative or other delays in some of the building and planning committees for issuing building permits for sites. Consequently, Pelephone operates several broadcasting sites prior to obtaining the requisite building permits. Building permit applications submitted by Pelephone to the building and planning authorities are at various review or approval stages.

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases it has led to the issuance of demolition orders of sites or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

Pelephone has succeeded in most of the above cases in delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licensing. These understandings did not require admission of guilt and/or conviction of Pelephone's officers. Notwithstanding, there is no certainty that this situation will continue in future, or that there will be no further cases where demolition orders will be issued and indictments will be filed, including against officers, because of the failure to obtain building permits.

Like other cellular operators in Israel, Pelephone might be required to dismantle broadcasting sites before the requisite approvals and permits have been obtained, on the dates stipulated in the law. Pelephone uses access installations to provide coverage and capacity for highly populated areas. If legal grounds are established to require the simultaneous demolition of sites in a given geographic area, service in that area may deteriorate until alternative broadcasting sites can be established.

Permits of the Ministry of Environmental Protection

The Minister for Environmental Protection has promulgated regulations pursuant to the Israeli Radiation Law that address issues such as fees for permits, the method of measuring radiation, etc.

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

Additional Environmental Regulation

Israeli Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone), 2002 specify the maximum permitted radiation level for a cellular telephone measured in units of Specific Absorption Rate (“SAR”) and require Pelephone to notify its customers regarding the maximum permitted radiation level. As far as we are aware, all of the cellular telephones that Pelephone markets comply with the relevant SAR standards.

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

Cellular Infrastructure Sharing

In July 2011, the Ministry of Communications issued a press release listing the following main recommendations of the inter-ministerial committee on the sharing of infrastructures in the cellular market.

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

Ministry of Communications Hearing Concerning WiFi

On August 6, 2014, the Ministry of Communications published a hearing report on the issue of amending Bezeq International's ISP license (corresponding with the bill discussed by the Economic Affairs Committee). The main points of the amendment are expansion of the existing obligation under the provisions of the Communications Law to inform customers and offer them an opportunity to protect themselves against offensive content by means of basic filtering software that is provided free of charge. As part of the hearing, the Ministry sought, among other things, to require Bezeq International to offer its customers more advanced filtering software free of charge, allowing them to choose between an applicative filter (which must be compatible for all devices) and the use of a network filter. Some of these solutions cannot be applied at the present time.

Bezeq International

On February 21, 2016, Bezeq International's license was amended by the General Director of the Ministry of Communications and was replaced by a unified general license to provide telecommunications services, or the Unified License.

The Unified License cancels and replaces the general license for providing international telecommunications services that was granted to Bezeq International on June 2, 1996, and the special general license for providing fixed-line domestic telecommunications services granted to B I P Telecom. Ltd. on February 8, 2009. In addition, the Unified License also cancels and replaces the special licenses for providing NEP and Internet services previously granted to Bezeq International. The Unified License, which is valid until May 2, 2025, covers all the services that Bezeq International was permitted to provide to date. Pursuant to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 5 million in compliance with the terms of the Unified License.

On July 9, 2014, the Minister of Communications granted Bezeq International the powers pertaining to land that are listed in Chapter 6 of the Communications Law, including access to land for the purpose of laying and maintaining a network.

Amendment to the Communications Law with respect to filtering of offensive content

In August 2012, the Ministry of Communications amended the licenses of the ISPs, adding provisions to the licenses concerning filtering of offensive sites and content, as a supplementary measure to the existing provisions of the law with regard to this issue. The amendment stipulates that a license holder will be required among other things, to inform its subscribers about offensive websites and content which are not suitable for children and teenagers and to include details of methods for blocking access to such sites and content. Likewise, the license holder must offer its subscribers an effective service for filtering offensive sites and content, for no additional payment.

On August 6, 2014 the Ministry of Communications published a hearing on the issue of amending Bezeq International's ITS license (corresponding with the bill discussed by the Economic Affairs Committee). The main points of the amendment are expansion of the existing obligation to inform customers and offer them an opportunity to protect themselves against offensive Internet content and requiring Bezeq International to provide its customers, free of charge, with the most advanced filtering software; solutions that in part are not applicable at this time.

DBS

The television broadcasting industry in Israel is highly regulated. Broadcasting is carried out pursuant to various broadcast licenses and is subject to the ongoing supervision of the Ministry of Communications and the Broadcasting Council. DBS’s operations are regulated by and subject to an extensive system of laws that apply to the area of broadcasting, including the Israeli Communications Law and regulations thereunder and the Communications Rules, as well as administrative directives and Broadcasting Council decisions. Pursuant to the Communications Rules, various obligations and restrictions apply to DBS, including those relating to broadcast content and the amount and manner of investment in local productions. In addition, DBS may own up to 30% of the local channels broadcast by it.

Operations in the broadcasting sector are subject to extensive regulation under the Communications Law, with a strict licensing and monitoring regime and Ministry of Communications’ policy decisions. Broadcasting operations are also under the ongoing supervision of the Council for Cable TV and Satellite Broadcasting, or the TV Council, which sets policy, makes rules and monitors many areas of the sector, including broadcasting content, compliance regarding original Israeli content, broadcasting ethics, consumer protection and approval of the channels broadcast and price controls. Non-licensed broadcasters providing multi-channel television services are currently not subject to the foregoing supervision.

In September 2014 the Prime Minister and Minister of Communications appointed an advisory committee, or the Filber Committee, to formulate recommendations regarding regulation of the broadcasting and content sector, including applicability to new players and formulating legislative amendments. On February 3, 2016 the Filber Committee submitted its interim recommendations which include, among other things, applicability of broad regulatory duties (including the duty to invest in and present original productions) and soft regulation (that includes the duty to mark and classify content and restrictions on marketing content) for major providers that are defined as audio-visual service providers whose market share exceeds 20% of the television provider market revenues (and so long as the market share is no less than 15%), and applicability of soft regulation only for non-major audio visual providers.

The Committee also intends to review the relief of regulation applicable to the broadcasting segment with regard to basic bundles and narrow bundles, regulating the launch and removal of channels, broadcasting dates and times and broadcasts in various languages, as well as the TV Council's rules relating to original productions, relief regarding the length of series, production adequacy and premier broadcasting duties.

The Committee further recommended that a gradual four year plan be drafted regarding investments in high-end original productions, according to which, among other things, such investment duty will apply to DBS and HOT in an amount that will not fall below 4% of its revenues in the first year of implementation of the recommendations and no less than 3% of revenues in the fourth year

The broadcasting license

The broadcasting license provides provisions regarding the types of fees the licensee may collect from its subscribers for services provided under the license, and those fixed in DBS’s price list. The vast majority of subscribers join special campaigns offering DBS services, including various content combination packages, related services, as well as the receipt and installation of terminal equipment at prices below the listed price.

The vast majority of subscribers join special offers, including different combinations of content packages, related services, as well as receiving and installation of terminal equipment at prices below the listed price for all components of the special offer and they appear in the DBS price list. The Council chairperson may intervene in campaigns or reductions offered by DBS if he/she finds that they are misleading to the public or discriminate among subscribers.

Under the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. At present, no such prices have been set. Furthermore, under the Communications Law, the Minister may set the price for the basic package.

In December 2015, the TV Council issued a hearing document regarding setting a price policy and applicability of transparency provisions, addressing the multi-channel television market, including DBS. Prior to issuing the Hearing Document the Council chairperson decided not to permit DBS to raise the price for its VOD services. At the same time, the Council chairperson also decided not to approve the various price hikes announced by HOT. The Hearing Document stated, among other things, that based on the economic test conducted by the TV Council, the Council assumes that the current price structure in the multi-channel television market significantly harms competition and allegedly also raises concerns of discrimination and misrepresentation. Therefore, the Council initiated a hearing regarding its intention to prescribe comprehensive policies regarding prices in the multi-channel television market that will be based on various recommendations brought before the TV Council, including the recommendation to deny the option of raising the price of the current campaign within the period of the campaign; to provide that new campaigns will apply for subscribers for a limited period of 4 months only; to prohibit offering preferential prices to subscribers who threaten deserting or who are in the stages of disconnecting; to establish a prohibition on discrimination between campaigns and tracks offered at any given time; and to explore the option of canceling price gaps between existing customers unrelated to the date on which they joined and the track that they chose, as well as to define a standard uniform price for these subscribers.

The Hearing Document also stated that a recommendation was brought before the TV Council that if the reform and setting of a price policy will not be achieved within a reasonable period of time, the required objectives (as set out in the Hearing Document - significant improvement in transparency and simplifying the customers' ability to compare prices and the scope of the competitiveness), a more thorough investigation will examine applying price controls on the multi-channel television companies. The Hearing Document further stated that in view of the economic study presented before the Council, and with special attention to the significance of the principle of transparency, the Council decided that it should order the disclosure of all the price lists and campaigns of the companies in the multi-channel television market, by amending the licenses of the companies so that they will be required to publish on their websites all the campaigns offered to all of the customers of the companies. The TV Council also decided to temporarily freeze price hikes in the multi-channel television market and to not allow companies to offer new campaigns (this decision regarding a temporary freeze was canceled in February 2016, also due to HOT and DBS undertaking to publish new campaigns). In February 2016, DBS filed its response to the Hearing Document. The implementation of the proposal of the Council could have a substantial adverse effect on DBS's revenues and profitability.

Obligation to invest in local productions

Under the provisions of the broadcasting license and the TV Council's decisions, in 2015 DBS was required to invest an amount no less than 8% of its revenue from subscription fees in local productions, and according to the communications regulations and the decisions of the TV Council, DBS is required to invest different amounts of these investments in various genres of local productions. In 2015, DBS also supplemented investment shortfalls set by the Council for certain genres. The obligation to invest in local productions in 2016 remains at 8%, of revenues. In November 2015, the TV Council decided that the rate of investment in local production applicable for 2017 onwards will increase to 9% of revenues, so long as the TV Council does not order otherwise and so long as there is no decline in DBS's revenues or the number of its subscribers, in a manner that is to be prescribed in the decision.

Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers in exchange for a payment to be determined in the agreement. Lacking agreement the payment will be determined by the Minister, after consulting with the TV Council.

Pursuant to the amendment to the Communications Law in 2010, niche channels are exempt from fees other than to HOT and DBS.

Content of the broadcasts and obligations with respect to subscription

The broadcasting license sets out provisions that relate to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcast by DBS. The Communications Law forbids holders of broadcast licenses to broadcast commercials, other than a few exceptions. The broadcast license also includes provisions regarding the subscriber service terms, including discrimination prohibition.

Ownership of broadcast channels

Pursuant with the Communications Rules, DBS, including its affiliates as defined in the Communications Rules, may own up to 30% of the domestic channels it broadcasts (compared with the 20% applicable to HOT.) DBS is restricted under the Communications Law with respect to ownership of news broadcast productions, however under the Communications Law (Telecommunications and Broadcasts) (Amendment No. 59 and Temporary Order), 2014 and the Council's decision of March 2014, DBS has broadcast domestic news since April 2014. The Temporary Order was issued for two years as of April 2014.

General provisions regarding the broadcasting license

The Minister and the Council have parallel authority to amend the broadcast license. The Minister was authorized to cancel or postpone the broadcast license for causes set out in the Communications Law and the broadcast license. The Communications Law and broadcast license stipulate restrictions on the transfer, attachment and encumbrance of the broadcast license and any of the assets of the broadcast license. The broadcast license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; harming competition by way of an agreement, arrangement or understanding with a third party in terms of provision of broadcasts and services is prohibited, unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was stipulated to provide bank guarantees that are currently NIS 40 million to the Ministry of Communications to guarantee DBS 's undertakings under the license (in order to issue these guarantees, DBS shareholders provided securities to the issuing banks).

Wiring in subscribers' homes

In October 2012, the Ministry of Communications announced that it would cancel the administrative order applicable at that time, regulating subscriber churn between DBS and HOT, and reciprocal use of the infrastructure in subscribers’ homes which in some cases is owned by the other provider. This announcement was further to the request by DBS and HOT to amend the administrative order, primarily to cancel the advance notice obligation for a subscriber connecting to another service provider. In 2013, DBS and HOT applied to the Ministry of Communications to amend this decision, so that the administrative instruction is not canceled but will be amended as they requested. The Ministry of Communications’ position on this issue has not yet been received.

Offering service bundles

Under the broadcast license, DBS may offer joint service bundles that include service provided by Bezeq and service by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the "unbundling" obligation, and the existence of a corresponding bundle marketed by a licensee that is unrelated to Bezeq. A joint service bundle that includes Bezeq's Internet infrastructure service only, does not require Ministry of Communications approval and the unbundling obligation does not apply.

DBS believes that in view of the development of competition between the communications groups and the growing importance of the supply of comprehensive communications services, if the restrictions with regard to Bezeq's collaboration with DBS remain in place, the adverse impact of such restrictions on DBS's results may increase.

On March 10, 2016, the TV Council laid out certain decisions, including, among else that each main special deal (a deal including the broad basic package, the narrow basic package or any other basic package that will be offered in the future) will be priced for a defined and fixed period of 4 to 18 months only during which no price increase will be permitted.

Regulation of the transmission of video content via media infrastructures

In July 2015, the committee that was appointed to examine regulation of the commercial broadcasts in 2014 submitted its final report. This report contains, among other things, the following recommendations: the establishment of a unified regulatory authority in the communications industry that will prescribe a list of issues that will be arranged through mutual regulation and a code of ethics, the duty to label and classify services, mandatory reporting dates for those entities that are required to report and measurable parameters for checking the level of competition in the communications sector.

The committee’s decisions, if applied, may affect the developing trend of video content transmitted over the web.

DBS believes that the VOD services it provides over the web, are not subject to the regulations currently applicable to the multi-channel television broadcasts and as far as it is aware, the other services it provides via the Internet (such as yesGo) are also not subject to such regulation. Nonetheless, from the Council's various decisions it appears that the Council believes it is authorized to also regulate these services regarding DBS. In the event the foregoing regulations will be formulated or applied, they may affect the services provided by DBS.

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

Narrow Package Offering

In accordance with a decision of the TV Council, beginning December 2012, DBS and HOT must allow subscribers to purchase, in addition to the basic package of channels that the licensees are obligated to offer to all their subscribers by law, a package of channels that includes certain basic channels and at least four channels produced in Israel, including a sports channel and a channel for pre-school children or a channel for children and teens based on the conditions defined in the Broadcasting Council’s decision. According to the decision, DBS and HOT were required to offer these channels until May 31, 2013. In May 2013, the TV Council announced an extension of the period during which DBS and HOT may offer the limited group of channels until August 31, 2013.

In July 2013, the Knesset passed a second and third reading of provisions concerning the offering of a basic package in cable and satellite broadcasts as part of the Law for the Change of National Priorities (Legislative Amendments for Achieving Budget Targets for 2013-2014), 2013. According to such law, the Minister of Communications will stipulate the number of channels and price of the package and he will be authorized to stipulate the policy concerning the specifications of and types of channels in the package. The TV Council will issue instructions for implementation of the Minister of Communications’ stipulations, including with respect to the specification, content, standard and scope of the channels. The Minister of Communications’ stipulations will remain in force for a period of no more than three years, but the Minister of Communications’ may, after consulting with the Broadcasting Council, instruct an extension for additional periods. Payment may not be collected from subscribers for the basic package for related services (including installation fees or the cost of installation and for terminal equipment) if subscribers are not charged for other packages, and in any event such payment will not exceed the payment requested from subscribers of other packages without permission from the TV Council.

In August 2013, the TV Council announced that it is considering amending the Communications (Broadcasting Licensee) Rules, 1987 and adopting a different model from the present model. According to the new model, DBS and HOT will be obligated to offer their subscribers a basic package of broadcasts which will include the mandatory channels as well as a number of additional channels which the subscriber will be able to choose from the broadcast channels offered by the license holder (except for a small number of channels), so that the basic package will include, together with the mandatory channels, between 17 and 24 channels.

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

In August 2014, the Committee submitted its recommendations to the Minister of Communications in an interim report. The committee recommended, among other things, that a license need not be required to provide audio-visual services over the Internet; that the regulations applicable to the new providers be imposed on a gradual basis, based on qualifying tests to be defined and the number of subscribers; and that a national communications authority be established to serve as a central regulator, which will incorporate the Ministry of Communications, the Second Authority and the Council. In September 2014, DBS submitted its response, in which it argued that licensing requirements should also apply to new suppliers, that the regulations should apply equally to holders of broadcast licenses and to new providers, and that if the regulations are applied gradually, the date on which the regulations become applicable should be limited (not only by quantitative measures). As of the date of this report, the committee is has not submitted its final report. The committee's decisions, if applied, may affect the developing trend of video content transmitted over the web.

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

Suppliers

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. During 2015, no supplier accounted for more than 5% of the Bezeq Group’s total annual purchases, nor did any supplier account for more than 10% of total purchases in a specific segment of operation.

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

DBS

DBS purchases set-top boxes from three suppliers. Under a framework agreement entered into in August 2000, as amended from time to time, among DBS, Advanced Digital Broadcast S.A., or ADB and Eurocom Digital. DBS purchases set-top boxes (including the PVR set-top boxes) from Eurocom Digital, which imports them from ADB and provides the warranty for the set-top boxes. Eurocom Digital is controlled by Mr. Shaul Elovitch, who is a controlling shareholder of Bezeq. In addition, DBS purchases HD set-top box zappers from Pace Micro Technology PLC and HD set-top box zappers DSD 4145 STB from Altech Multimedia International (Pty) Ltd.

In 2015, DBS acquired from NDS Limited development, licensing, assimilation, maintenance and warranty services with regard to the operating systems of the broadcasting system and the decoders, and the hardware related to these services, including those connected to the encoding of DBS services, and viewing cards that allow the foregoing encoded content to be viewed.

Since January 2016, DBS purchases these services and products from Cisco Group companies, or Cisco, which is an affiliate of NDS, under an agreement signed between Cisco and DBS which has replaced the engagement with NDS. According the agreement between Cisco and DBS, Cisco provides DBS with similar services to those provided by NDS, and provides products connected with the relevant systems and provides DBS with various licenses required for operating the systems and decoders. DBS is dependent upon the regular supply of these services and products, including integration of the various decoders that DBS uses for the operating system.

For these services and products DBS pays Cisco one-time payments and periodic payments part of which are in a fixed amount and part are based on the number of active decoders of each type, and the ratio of part of the payments is fixed in the agreement as minimum annual amounts. The term of the agreement with Cisco is until December 2020 (with an automatic extension mechanism, unless one of the parties decides to end the agreement, subject to prior notice as provided in the Cisco agreement. In 2015, DBS’ payments to NDS amounted to NIS 27 million.

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

The following is a list of Bezeq's real estate assets in accordance with the material rights in the asset. Bezeq also has interests (transition rights, etc.) in other real estate (such as for the construction of offices and for laying cables):

Right	Number of Assets	Area of the Plot (thousand sq. m.)	Built Area (thousand sq. m.)	Notes
Ownership, lease .or right of lease	340	920	170	Of this, 330 assets cover an area of 890 thousand sq. m., and 140 thousand sq. m. built up are assets for communication needs, and the remainder for administration needs.

				30 are jointly owned with the Ministry of Communications and/or the Israel Postal Co. Ltd., with whom an agreement was signed for defining and regulating the rights of the parties in these properties. The parties operate as required by the orders of the agreement, and inter alia, to separate joint debits and systems.

Possession (authorized/possession rights by law)	40	2.5	0.8	Assets in Israeli settlements in the Administrated Territories, all for communication needs. There is no written regulation of the contractual rights for these properties, but in Bezeq's opinion this does not create material exposure.

Lease	330	30	70	310 assets, out of which 11 thousand sq. m. built up are for communication needs and the remainder for administration needs. Out of which, approximately 4 sq.m. built up are sublet.

Miscellaneous rights in 'residential rooms'	1,050	10	18	These are rooms for cables and installations for residential communications.

				For most of the assets there is no arrangements for rights in writing (for example, the ILA, settlement entities, the entrepreneurs of the projects in which the properties are located, and house committees).

Right to receive areas for warehouses and offices	An asset in Sakia (near the Mesubim junction)	7 net	-	See below.

Further to Bezeq's negotiations with the planning authorities to exercise its rights under the authorization agreement between Bezeq and ILA for an area of 11.5 hectares signed in April 2013, the district committee in April 2015 filed and published for objections a detailed outline plan for the property, setting out the purpose, use, building rights and building provisions for zoning of the land in the plan. On October 26, 2015, the district committee approved validation of the outline plan. Bezeq is reviewing the different options available for exercising its rights in the property, including the option of selling it or part thereof, some of which may lead to recording of a material gain that, according to Bezeq's initial estimation and prior to performing relevant tests, could reach hundreds of millions of NIS.

Following a new review by Bezeq's management concerning the sale of Bezeq's real estate assets, the Board of Directors approved further sales of assets which are not active and/or which can be relatively easily vacated without incurring significant expenses. The transition to the NGN allows Bezeq to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the transition. During 2015, Bezeq sold 16 such properties, having a total area of 30,000 sq.m. of land and 36,000 sq.m. of built up structures, for approximately NIS 273 million.

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

Pelephone’s headquarters are located in Givatayim, Israel and cover a total area of 17,800 square meters. The lease for these premises expires on December 31, 2020. Pelephone has an option to terminate the lease, under certain circumstances, commencing in 2017. Pelephone leases 31 service and sale centers throughout Israel and has additional lease agreements for warehouses, offices and telephone call centers that it uses for its operations.

Some of the radio sites leased by Pelephone are in areas owned by the ILA. Pelephone previously entered into an agreement with the ILA to use land in those areas for the construction and operation of communications sites for the period ended December 31, 2010. From 2010 negotiations were held with the ILA to conclude the terms for further use of the sites in the ILA areas. In June 2013, Pelephone entered into a framework agreement with the ILA for the use of land in the areas owned by the ILA for the construction and operation of communications sites for the period from January 1, 2011 until December 31, 2019, which agreement regulates, among other things, the fee for the use of the land.

Bezeq International

Bezeq International's property, plant and equipment include switching and Internet equipment, marine cable, PBX equipment, office equipment, computers, vehicles and leasehold improvements.

Bezeq International uses Veraz SoftSwitch switches to route its voice traffic. The value-added services, including dialing cards, are based on an intelligent network. Bezeq International’s technological infrastructures, which support voice, data and Internet systems, are deployed at six sites, inside and outside Israel, in order to provide services with high survivability.

Bezeq International's intangible assets include licenses, software and discounted development costs. Bezeq International uses software and computer systems, some under purchased licenses and others which were developed by its IT department. Many of these licenses are limited in time, and are periodically renewed. The primary systems used by Bezeq International are an Oracle ERP system and an IBM customer billing system.

Bezeq International has long-term agreements for the lease of the two main buildings in which it is based. The lease period for one building ends in March 2024, with several exit options for Bezeq International during this period. The lease period of the other building is until December 2019 (with four equal extension options until 2027). Bezeq International has other lease agreements for warehouses (including a main logistics center) and for buildings where it operates the call centers that it uses for its operations.

DBS

DBS’s central broadcasting center is located in Kfar Saba, Israel. DBS’s secondary broadcasting center is operated by a third party in accordance with an agreement valid until the end of 2018 (with an extension option available to DBS). DBS’s two broadcasting centers contain reception and transmission equipment, as well as computer and communication systems.

DBS leases a number of real estate assets which serve as its offices, customer service centers, broadcast centers, logistics centers and employee recruitment centers. DBS’s principal offices and central broadcast center are located on leased land in Kfar Saba under an agreement that expires in 2019. The balance of the lease periods for the remaining properties leased by DBS vary from a few months to approximately six years (assuming that DBS exercises its options to extend such leases).

DBS recently entered into an agreement for a new logistics center in Modi’in, Israel, for a period of ten years, with an option to terminate the agreement after five years.

Intellectual Property

Trademarks

The Bezeq Group uses a variety of trade names and trademarks in its business. Bezeq has approximately 190 trademarks that are registered or are in the process of being registered in Israel, including its denominative trademark “Bezeq,” the trademark “NGN Next Generation Network” and its logo “B.” Pelephone owns a number of trademarks registered in Israel, including its denominative trademark “Pelephone.” Bezeq International owns a number of trademarks registered in Israel, including its denominative trademark “Bezeq International” and the trademark “Private NGN.” DBS owns a number of trademarks registered in Israel, including its denominative trademark “YES.”

Broadcast Rights and Copyrights

DBS licenses some of its television programming content for the DBS suite of channels from third-party content providers. DBS also enters into license agreements with producers of independent channels which it broadcasts over its network. In addition, DBS enters into agreements with third parties for the production of content and has the right to broadcast such content over its network (typically on an exclusive basis for an initial period of time) and in most cases, DBS is entitled to use other rights to the content and share the revenues stemming from additional use of the content. The broadcast and distribution of content by DBS on various media involves the payment of royalties to the owners of copyrights, including under the Israeli Copyright Law and the Broadcasters Rights Law. Royalty payments are made in accordance with blanket licenses with certain organizations in Israel that collect royalties on behalf of owners of intellectual property rights.

In October 2012, DBS entered into a settlement agreement and license agreement with the Association of Music Composers, Writers and Producers in Israel Ltd., or ACUM, an authors’ right society in Israel, following a dispute regarding the amount of royalties to be paid by DBS in addition to the advance it had paid for the use of works whose rights are protected by ACUM for the period from 2003 to 2011. Under the agreements, DBS has a license to broadcast works whose rights are protected by ACUM until December 31, 2016, and it has agreed to settle all of ACUM’s claims from 2003 until 2011 with respect to past royalties and has also agreed on royalty rates for 2012 to 2016.

Employees

As of December 31, 2015, we have five employees. These employees also provide services to B Communications. Our five employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good. We have entered into an arrangement with B Communications according to which our employees provide services to both companies and each company will pay 50% of their compensation. We entered into a similar arrangement with B Communications and Eurocom Communications with respect to the management services supplied by Mr. Doron Turgeman to the three companies.

As of December 31, 2015, the Bezeq Group employed 12, 615 persons, of whom 5,986 persons were employed by Bezeq, 2,679 persons were employed by Pelephone, 1,966 persons were employed by Bezeq International and 1,984 persons were employed by DBS.

Bezeq

As of December 31, 2015, Bezeq employed 5,986 employees compared with 5,964 employees as of December 31, 2014. 90% of Bezeq’s employees are employed under a collective agreement (out of which 58% are permanent employees and the remainder are nonpermanent employees). The remainder of Bezeq’s employees (10%) are employed under personal agreements, not under collective agreements.

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

Bezeq’s labor relations are regulated in collective agreements between Bezeq and the representatives of Bezeq employees and the New General Federation of Workers ("Histadrut"), and in personal agreements. Bezeq employees are also subject to expansion orders to certain general collective agreements such as cost-of-living increment agreements.

In December 2006, a special collective agreement was signed between Bezeq, the employee union and the Histadrut, regulating labor relations in Bezeq following transfer of control in Bezeq from the State to Ap.Sb.Ar. Holdings Ltd. and set a new organizational structure for Bezeq.

Under the agreement, all the agreements, arrangements and traditional behavior in Bezeq prior to execution of the agreement, including the mechanism for linkage of wages to the public sector, would continue to apply only to the veteran permanent employees of Bezeq, subject to changes inserted specifically in the agreement. The hiring of existing and future temporary workers would be on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The agreement sets out restrictions on certain kinds of future organizational changes, and a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes. The agreement also permitted Bezeq to terminate the employment of 245 permanent employees in each of the years 2009-2013.

Under the agreement, two employee-directors will serve on the Board of Directors of Bezeq, who would be proposed by the union (subject to their approval by the Board of Directors and their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

On December 19, 2010, an amendment was made to the collective agreement, extending it to December 31, 2015 (with an option for extension to December 31, 2017). The main points of the amendment are the extension of the retirement arrangements under the collective agreement to December 31, 2016. Under these retirement arrangements, Bezeq may, at its discretion, terminate the employment of up to 245 permanent employees in each of the years, until 2016. The agreement also defines the "New Permanent Employee", the terms of whose employment differ from those of a veteran permanent employee of Bezeq (under the collective agreement): his wage model is according to Bezeq's wage policy and market wages; at the end of his employment in Bezeq he is entitled to increased severance pay only (depending on the number of years of employment).

On August 30, 2015, Bezeq's Board of Directors adopted another amendment to the collective agreement, extending the collective agreement and retirement arrangements until December 31, 2021, and their amendment. As part of the retirement arrangements, Bezeq will be entitled, at its discretion, to terminate the employment of 203 permanent employees (including new permanent employees) each year. The estimated cost of the agreement, including wage improvements and excluding employee retirement, which is subject to Bezeq's discretion, is NIS 280 million throughout the agreement period (of which NIS 30.0 million are contingent on Bezeq’s expenses).

In 2015, the early retirement expenses of employees in a pension track, under the terms of the new collective agreement of December 2006 and its amendments, amounted to NIS 117 million. During 2015, 55 tenured employees retired from Bezeq, based on the early retirement plan. The Board also approved the termination of employment of additional employees in an increased severance pay track, in accordance with Bezeq’s needs.

On December 22, 2015, Bezeq's Board approved a budget of NIS 103 million for the early retirement of 78 employees in 2016 under an early retirement track and severance pay track, in accordance with the conditions of the collective agreement of December 2006 and amendment of December 2010. The Board also approved an additional budget of NIS 12.5 million for 2015 (above a budget of NIS 30 million approved for early retirement in 2015).

Agreements with alternative entities that replaced the Makefet Fund in everything relating to early retirement arrangements of Bezeq employees

As of 2005, the early retirement arrangements of Bezeq's employees are implemented through alternative entities in place of Makefet Fund. On April 24, 2014, Bezeq and Menorah Mivtachim Insurance Ltd. or Menorah,, signed an agreement regulating pension payments for the early retirement of Bezeq employees, and payment of the remainder old-age and survivors’ pensions to employees who retire from Bezeq under the special collective retirement agreement signed by Bezeq, the Union and the Histadrut on February 12, 2014. The agreement period is until the end of 2016.

Pelephone

The table below provides data with respect to the number of Pelephone employees at December 31, 2014 and December 31, 2015:

	Number of employees
Department	December 31, 2015	December 31, 2014
Management and HQ	186	201
Marketing	43	46
Service – Private customers	1,424	1,719
Business customers	375	362
Logistics and terminal equipment division	185	199
Engineering and information systems	466	474
Total	2,679	3,001

Remuneration plans for employees and managers

Pelephone customarily gives its employees and managers bonuses and incentives on a monthly, quarterly or annual basis, based on compliance with defined goals and the type of work carried out by the employee.

Terms of employment

The majority of Pelephone's employees are employed under monthly or annual contracts, based on the professions and positions in which they are employed. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. Pelephone's other employees are employed under monthly contracts, and some of them are employed under a monthly contract with a global addition for extra hours. The employment contracts include confidentiality, non-competition, and intellectual property restrictions.

Voluntary retirement

In 2015 it was decided to retire 46 employees under a voluntary redundancy plan with an increased compensation track, at a total cost of NIS 5 million. These 46 employees retired at the beginning of 2016.

Announcement of a labor dispute

On August 3, 2015 Pelephone was informed by the New General Federation of Workers - Cellular, Internet and High-Tech Workers Union, that a labor dispute was announced pursuant to the Settlement of Labor Disputes Law, 1957 and that a strike would commence on August 17, 2015. According to the announcement, the issues under dispute were Pelephone's unilateral decisions regarding organizational / structural changes that impact working conditions and the expansion of the business segments and their scope that Pelephone outsources. The employees demanded negotiations regarding these issues.

Pelephone rejected the claims of the Workers Committee against it, and several meetings were held with the representatives of the Workers Committee under which Pelephone presented its detailed responses to the claims of the Workers Committee. Pelephone filed an application to the Regional Labor Court for interim relief to prevent continuing sanctions and labor disruptions. In September 2015, a hearing was held on the application, at the end of which the parties accepted the recommendation of the Court to continue intensive negotiations under the auspices of the Court and without either party taking actions. The parties requested another extension from the Court during which they agreed to report the outcome of the negotiations. The next hearing is set for the beginning of May 2016.

Bezeq International

The following table provides data relating to the number of persons employed by Bezeq International, including outsourced employees, at December 31, 2014 and December 31, 2015:

	Number of employees
Department	December 31, 2015	December 31, 2014
Head office employees	1,157	1,173
Sales and service representatives	809	759
Total	1,966	1,932

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

Bezeq International perceives its employees as a substantial asset that it must retain and nurture. In 2015, Bezeq International invested in excess of 2000 hours on training employees to reinforce professionalism, authority and technical skills, sales management training, service expertise and more. In 2015, more than 1,000 of the company's employees participated in a range of personal development courses and professional and managerial reserves were developed of the organization's talents. Approximately 240 company managers developed their business managerial skills in the annual training program.

In March 2014, Bezeq International received notice from the Histadrut that more than one third of Bezeq International's employees had chosen to sign up as members and therefore it is the representative workers union of Bezeq International’s employees. On January 12, 2016 Bezeq International signed a collective agreement with the New General Federation of Workers and the Bezeq International Workers Committee. The key terms of the agreement include:

●	The agreement will apply to all Bezeq International employees, other than the executive management (VPs and those who report directly to them) and another group of employees and managers that the parties agreed upon.

●	The period after which Bezeq International's employees will be considered as tenured is 36 months, with an option to extend the period for an additional six months with the Committee's agreement.

●	The agreement prescribes mechanisms that include the Committee in decision making with regard to the termination of the employment of tenured employees, disciplinary measures imposed against them, and the execution of organizational changes.

●	The agreement also provides for annual wage hikes and other financial benefits (such as subsidies, summer camp and welfare activities) to be provided by Bezeq International for its employees during the agreement period.

●	The agreement is valid until December 31, 2018. Thereafter the agreement will automatically be renewed for additional 12 month periods, unless one of the parties gives notice of their intention to change the agreement.

DBS

The following table provides data with respect to the number of persons employed by DBS at December 31, 2014 and December 31, 2015:

	Number of Employees
Division	At Dec 31, 2015	At Dec 31, 2014
Marketing	37	36
Customer Service	1,169	1,227
Content Division	40	64
Engineering	118	106
Finance and Operations	115	106
Human Resources	60	59
Regulation and Legal Management	11	10
Technologies and Information	141	141
Management and Spokesperson	7	5
Sales	286	291
Total	1,984	2,042

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

On February 18, 2015, DBS received a notice from the Histadrut that more than one third of DBS’s employees had joined the Histadrut and therefore it is the representative workers union of DBS employees. On February 24, 2015, after reviewing the enrollment forms that DBS received from the Histadrut, DBS confirmed the Histadrut's notice and recognized it as the representative workers union of DBS.

C.	Organizational Structure

Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 12,250,701ordinary shares of our company that are held by Eurocom Communications (925,000 of these shares are held directly by a joint account of Messrs. Shaul and Yossef Elovitch). Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record directly by Eurocom Communications. Mr. Shaul Elovitch may also deem to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. In addition, the above includes 8,300 shares that are held by other family members of Mr. Shaul Elovitch.

We operate through our 64.78% ownership interest in B Communications, which is the controlling shareholder of Bezeq, Israel’s largest telecommunications provider. B Communications and its wholly-owned subsidiaries own 26.34% % of Bezeq’s outstanding shares.

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

Overview

We are the controlling shareholder of B Communications which currently holds 26.34% of Bezeq’s outstanding shares, and we consolidate Bezeq’s financial results into our financial statements.

The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share.

Key Factors Affecting the Businesses of the Bezeq Group

The operations of the Bezeq Group and the operating metrics discussed below have been, and will likely continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting the business of the Bezeq Group and its results of operations include, among others, competition, government regulation, the build out of infrastructures, macro- economic and political risks, churn, seasonality, impact of currency fluctuations, effective corporate tax rate, conditions in Israel and trade relations. For further discussion of the factors affecting our results of operations, see “Risk Factors.”

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

Pay Television. The Israeli television market is characterized by a very high penetration rate and an increasing emphasis on new television technology, in particular digital, HD and interactive television services, such as VOD, requiring high-bandwidth and bi-directional distribution platforms. In the multi-channel pay television market, DBS and HOT are the only two companies in Israel licensed to provide multi-channel pay television broadcasts. Other factors impacting competition in the market include the availability of free-to-air television DTT channels and the increasing availability and quality of video content offered over the Internet and cellular networks, which is not currently regulated and does not require designated infrastructure.

Government Regulation

The Bezeq Group operates in a highly regulated industry in Israel, which limits its flexibility in managing its business efficiently, and may increase its administrative and operational expenses and limit its revenue. The Bezeq Group is subject to government supervision and regulation relating to, among other things:

●	regulations requiring structural separation between the members of the Bezeq Group;

●	regulations restricting the Bezeq Group’s ability to market bundles;

●	price regulation for certain services that the Bezeq Group provides;

●	rules and regulations imposed on telecommunications service providers with significant market share;

●	rules governing the interconnection between different telephone networks and the interconnection rates that the Bezeq Group can charge and pay;

●	regulations governing the prohibition of exit-fees or cancellation charges;

●	regulations requiring the Bezeq Group to grant other telecommunications operators access to its infrastructure;

●	regulations governing roaming charges and other billing and customer service matters;

●	rules for authorizations, licensing, acquisitions, renewals, pledging and transfers of licenses;

●	requirements covering a variety of operational areas such as land use, health and safety and environmental protection, technical standards and subscriber service requirements rules and regulations relating to subscriber privacy;

●	rules and regulations relating to payment of royalties (zero rate as of 2014);

●	rules and regulations relating to universal service provision and requirements to extend the Bezeq Group’s services to areas of Israel even where it is not economically profitable to do so; and

●	regulations restricting the number of television channels DBS can own and specifying the minimum investment DBS is required to make in local content productions.

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

In the multi-channel pay television segment, DBS is the only licensed provider of multi-channel television broadcasts via satellite in Israel and one of only two companies in the Israeli pay television services market. While DBS relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. Such equipment and infrastructure act as a significant barrier to entry against any potential competitor in the satellite pay television market.

During the years ended December 31, 2013, 2014 and 2015, the Bezeq Group companies invested NIS 1.2 billion, NIS 1.3 billion and NIS 1.6 billion (approximately $414 million), respectively, in capital improvements, substantially all of which was invested in infrastructure and technology.

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

During 2015, the U.S. dollar strengthened against the NIS by 0.3%. A depreciation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are denominated in or linked to the dollar. This depreciation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are denominated in or linked to the dollar.

From time to time we use derivative financial instruments, such as Cross Currency Swap contracts, to hedge certain of our risks associated with foreign currency fluctuations. These derivative financial instruments are carried at fair value.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax on their taxable income. The applicable Israeli company income tax rate was 25% in 2012 and 2013. In 2014 and 2015, our applicable income tax rate increased to 26.5% and commencing January 1, 2016, was set at 25%.

As of December 31, 2015, we had tax loss carryforwards in the amount of NIS 165 million (approximately $42 million) and capital losses carry forward in the amount of NIS 325 million (approximately $83 million). Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

Conditions in Israel

We are organized in, based in and derive substantially all of our revenues from markets within the State of Israel. See “Risk Factors—Risks Relating to the Operations of the Bezeq Group and Our Company in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

DBS’s revenues are primarily derived from the sale of subscriptions for its multi-channel satellite pay television broadcast services. Revenue from subscriptions is recognized ratably over the contract period, which is generally one to twelve months. DBS does not provide revenues to Bezeq.

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

Finance Expenses. Our finance expenses primarily include interest expenses, U.S. dollar exchange rate differences and CPI linkage expenses on our Senior Secured Notes, bank and institutional loans and debentures. In addition our finance expenses also include interest and exchange rate differences on other financial liabilities and changes in fair value of financial assets or liabilities measured at fair value through profit or loss. Bezeq’s financing expenses primarily consist of interest expenses for its financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses.

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

The applicable Israeli company income tax rate was 25% in 2012 and 2013. In 2014 and 2015, our applicable income tax rate increased to 26.5% and commencing January 1, 2016 it was reduced to 25%.

Results of Operations

The following table sets forth our results of operations in NIS in millions and as a percentage of revenues for the three years ended December 31, 2015:

	Year ended December 31,
	2013		2014		2015
	NIS	%	NIS	%	NIS	%
Revenues	9,563	100%	9,055	100%	9,985	100%
Depreciation and amortization	2,014	21%	1,873	21%	2,131	21%
Salaries	1,874	20%	1,771	19%	1,960	20%
General and operating expenses	3,586	37%	3,371	37%	3,878	39%
Other operating expenses (income)	57	1%	(535)	(6)%	3)	-%
Operating income	2,032	21%	2,575	29%	2,013	20%
Finance expense	931	10%	1,329	15%	759	8%
Finance income	(535)	(6)%	(635)	(7)%	(164)	(2)%
Income after financing expenses, net	1,636	17%	1,881	21%	1,418	14%
Share of losses (profit) in equity-accounted investee	252	3%	170	2%	(12)	-%
Income before income tax	1,384	14%	1,711	19%	1,430	14%
Income tax	524	5%	667	7%	347	3%
Income for the year	860	9%	1,044	12%	1,083	11%
Income (loss) attributable to owners of the Company	26	1%	(103)	(1)%	87	1%
Income attributable to non-controlling interest	834	8%	1,147	13%	996	10%
Income for the year	860	9%	1,044	12%	1,083	11%
Basic earnings (loss) per share	1.33		(5.38)		4.54
Diluted earnings (loss) per share	1.26		(5.50)		4.47

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

The following three tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group and on a consolidated basis for the three years ended December 31, 2015.

NIS in Millions

	Year ended December 31, 2015
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi- channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	4,122	2,831	1,485	1,774	197	(440)	9,969
Inter-segment revenues	285	59	93	-	24	(445)	16
Total revenue	4,407	2,890	1,578	1,774	221	(885)	9,985
Depreciation and amortization	725	419	132	322	13	520	2,131
Segment results - operating income	2,148	157	240	250	(15)	(767)	2,013
Finance income	30	53	7	32	17	25	164
Finance expenses	(362)	(4)	(15)	(635)	(2)	259	(759)
Total finance income (expense), net	(332)	49	(8)	(603)	15	284	(595)
Segment profit (loss) after finance expenses, net	1,816	206	232	(353)	-	(483)	1,418
Share in profit (loss) of equity-accounted investee	-	-	-	-	(2)	14	12
Segment profit (loss) before income tax	1,816	206	232	(353)	(2)	(469)	1,430
Income tax	492	55	60	1	-	(261)	347
Segment results - net profit (loss)	1,324	151	172	(354)	(2)	(208)	1,083
Additional information:
Segment assets	7,311	3,269	1,160	1,667	661	5,251	19,319
Goodwill	-	-	6	-	10	3,050	3,066
Investment in equity-accounted investee	-	-	4	-	7	14	25
Segment liabilities	12,117	513	343	6,685	104	47	19,809
Investments in property, plant and equipment and intangible assets	837	419	127	281	33	(80)	1,617

NIS in Millions
	Year ended December 31, 2014
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,045	3,361	1,419	1,724	209	(1,724)	9,034
Inter-segment revenues	272	58	85	-	17	(411)	21
Total revenue	4,317	3,419	1,504	1,724	226	(2,135)	9,055
Depreciation and amortization	688	430	130	298	23	304	1,873
Segment results - operating income	1,980	449	232	273	629	(988)	2,575
Finance income	285	77	9	26	11	227	635
Finance expenses	(472)	(21)	(18)	(619)	(2)	(197)	(1,329)
Total finance income (expense), net	(187)	56	(9)	(593)	9	30	(694)
Segment profit (loss) after finance expenses, net	1,793	505	223	(320)	638	(958)	1,881
Share in profit (loss) of equity-accounted investee	-	-	1	-	(3)	(168)	(170)
Segment profit (loss) before income tax	1,793	505	224	(320)	635	(1,126)	1,711
Income tax	478	132	60	1	147	(151)	667
Segment results - net profit (loss)	1,315	373	164	(321)	488	(975)	1,044
Additional information:
Segment assets	8,483	3,541	1,206	1,820	682	2,087	17,820
Goodwill	-	-	6	-	10	2,665	2,681
Investment in equity-accounted investee	-	-	4	-	11	1,042	1,057
Segment liabilities	12,369	696	392	6,484	107	(1,256)	18,792
Investments in property, plant and equipment and intangible assets	835	339	110	332	17	(332)	1,301

NIS in Millions
	Year ended December 31, 2013
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi- channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,198	3,741	1,365	1,633	241	(1,633)	9,545
Inter-segment revenues	280	68	68	2	21	(421)	18
Total revenue	4,478	3,809	1,433	1,635	262	(2,054)	9,563
Depreciation and amortization	683	458	130	263	31	449	2,014
Segment results - operating income	1,991	608	227	268	(4)	(1,058)	2,032
Finance income	314	137	9	7	-	68	535
Finance expenses	(534)	(46)	(23)	(654)	(6)	332	(931)
Total finance income (expense), net	(220)	91	(14)	(647)	(6)	400	(396)
Segment profit (loss) after finance expenses, net	1,771	699	213	(379)	(10)	(658)	1,636
Share in losses of equity-accounted investee	-	-	1	-	-	(253)	(252)
Segment profit (loss) before income tax	1,771	699	214	(379)	(10)	(911)	1,384
Income tax	408	178	56	2	5	(125)	524
Segment results - net profit (loss)	1,363	521	158	(381)	(15)	(786)	860
Additional information:
Segment assets	7,767	4,126	1,248	1,617	232	2,580	17,570
Goodwill	-	-	6	-	87	2,732	2,825
Investment in equity-accounted investee	-	-	3	-	14	998	1,015
Segment liabilities	11,234	1,242	440	5,960	249	(868)	18,257
Investments in property, plant and equipment and intangible assets	777	335	106	327	19	(327)	1,237

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenues. Our revenues increased by 10.3% to NIS 10.0 billion (approximately $2.59 billion) in the year ended December 31, 2015 from NIS 9.1 billion in the year ended December 31, 2014. For both periods, our consolidated revenues consisted entirely of Bezeq’s consolidated revenues. The increase in revenues in 2015 was primarily due to the consolidation of DBS revenues in the amount of NIS 1.33 billion (approximately $342 million) as of the second quarter of 2015. The increase in revenues is also attributable to the NIS 90 million (approximately $23 million), or 1%, increase in revenues of the Domestic Fixed-Line segment and the NIS 74 million (approximately $19 million), or 1%, increase in the revenues of the International Communications and Internet Services segment. The increase in revenues was partially offset by the NIS 529 million (approximately $136 million), or 5%, decrease in revenues of the Cellular Communications segment, which resulted from the continuing intense competition in the cellular market in 2015.

Bezeq’s revenues in the year ended December 31, 2015 increased to NIS 4.4 billion (approximately $1.1 billion) from NIS 4.3 billion in the year ended December 31, 2014, an increase of 2.1%. The increase in the segment’s revenues was primarily due to a NIS 148 million (approximately $38 million), or 10.6%, increase in Internet services revenues as a result of an increase in the number of Internet subscribers (including wholesale service subscribers) and higher retail ARPU. The increase in revenues was partially offset by a NIS 82 million (approximately $21 million), or 4.9%, decrease in telephony revenues as a result of a decrease in the average revenue per line, or ARPL, and the decrease in the number of access lines.

Pelephone’s revenues in the year ended December 31, 2015 decreased to NIS 2.9 billion (approximately $741 million) from NIS 3.4 billion in the year ended December 31, 2014, a decrease of 15.5%. Revenues from services in the year ended December 31, 2015 decreased to NIS 2.0 billion (approximately $512 million) from NIS 2.45 billion in the year ended December 31, 2014, a decrease of 18.5%. The decrease was due to a NIS 211 million (approximately $54 million) reduction in hosting service revenues, following termination of Pelephone’s contract with HOT Mobile in December 2014. Revenues were also impacted by lower rates resulting from increased market competition and the migration of existing customers to cheaper rate plans, both of which factors lowered ARPU. Revenues from repair services were also down in the year ended December 31, 2015. Revenues from the sale of terminal equipment in the year ended December 31, 2015 decreased to NIS 891 million (approximately $228 million) from NIS 966 million in the year ended December 31, 2014, a decrease of 7.8%. The decrease is primarily attributable to a reduction in terminal equipment sales, partially offset by higher selling prices. Revenues from repair services were also down in the year ended December 31, 2015.

Bezeq International’s revenues in the year ended December 31, 2015 increased to NIS 1.6 billion (approximately $404 million) from NIS 1.5 billion in the year ended December 31, 2014, an increase of 4.9%. The increase in revenues is primarily attributable to higher revenues from enterprise communication solutions (ICT), higher Internet service revenues due to the growth in the number of subscribers and an increase in revenues from data communication services. The increase was partially offset by lower revenues from outgoing calls, following a decrease in the number of minutes caused by ongoing competition with cellular providers and increased use of substitute software products.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 2.1 billion (approximately $546 million) in the year ended December 31, 2015 compared to NIS 1.9 billion in the year ended December 31, 2014, an increase of approximately 13.8%. The increase was primarily due to the consolidation of DBS’s depreciation and amortization expenses of NIS 245 million (approximately $63 million) as of the second quarter of 2015 along with amortization of purchase price allocation costs Bezeq incurred while acquiring control over DBS. The increase was partially offset by a decrease in depreciation and amortization expenses arising from the purchase price allocation relating to B Communications’ purchase of the controlling interest in Bezeq to NIS 447 million (approximately $115 million) during the year ended December 31, 2015 compared with NIS 593 million in the year ended December 31, 2014.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 1.7 billion (approximately $432 million) in the year ended December 31, 2015 compared to NIS 1.3 billion in the year ended December 31, 2014, an increase of 31.5%. The increase was primarily attributable to the consolidation of the depreciation and amortization expenses of DBS beginning in the second quarter of 2015.

Bezeq’s depreciation and amortization expenses amounted to NIS 725 million (approximately $186 million) in the year ended December 31, 2015 compared with NIS 688 million in the year ended December 31, 2014, an increase of 5.4%.

Pelephone’s depreciation and amortization expenses in the year ended December 31, 2015 amounted to NIS 419 million (approximately $107 million) compared to NIS 430 million in the year ended December 31, 2014, a decrease of 2.6%.

Bezeq International’s depreciation and amortization expenses in the year ended December 31, 2015 amounted to NIS 132 million (approximately $34 million) compared to NIS 130 million in the year ended December 31, 2014, an increase of 1.5%.

Salaries. Salaries increased by 10.6% to NIS 2.0 billion (approximately $502 million) in the year ended December 31, 2015 from NIS 1.8 billion in the year ended December 31, 2014, primarily due to the consolidation of DBS salaries as of the second quarter of 2015.

Bezeq’s salary expenses increased by 1.9% to NIS 912 million (approximately $234 million) in the year ended December 31, 2015 from NIS 895 million in the year ended December 31, 2014. The increase in salary expenses was primarily attributable to increased salaries and related costs, and was offset by employee retirements.

Pelephone’s salary expenses decreased 8.6% to NIS 381 million (approximately $98 million) in the year ended December 31, 2015 from NIS 417 million in the year ended December 31, 2014. The decrease in salary expenses is primarily attributable to a decrease in the number of employees.

Bezeq International’s salary expenses increased 1.7% to NIS 303 million (approximately $78 million) in the year ended December 31, 2015 from NIS 298 million in the year ended December 31, 2014. The increase in salary expenses was primarily attributable to an increase in the number of employees providing outsourcing services in ICT operations.

General and Operating Expenses. General and operating expenses increased 15.1% to NIS 3.9 billion (approximately $994 million) in the year ended December 31, 2015 from NIS 3.4 billion in the year ended December 31, 2014. The increase was primarily attributable to the consolidation of DBS’ general and operating expenses as of the second quarter of 2015.

Bezeq’s general and operating expenses decreased by 7.2% to NIS 721 million (approximately $185 million) in the year ended December 31, 2015, from NIS 777 million in the year ended December 31, 2014. The decrease is primarily attributable to a decrease in call completion fees to telecom operators, building maintenance costs, and consultancy costs.

Pelephone’s general and operating expenses decreased by 8.4% to NIS 1.9 billion (approximately $494 million) in the year ended December 31, 2015, from NIS 2.1 billion in the year ended December 31, 2014. The decrease was primarily attributable to: (i) reduction in sales of terminal equipment; (ii) a decrease in rental costs, content expenses, doubtful debt expenses and advertising expenses; and (iii) a decrease in repairs and extended warranties service costs following the decrease in the number of service subscribers and the number of repairs. The decrease was partially offset by an increase in frequency leasing fees following the acquisition of 4G LTE frequencies.

Bezeq International’s general and operating expenses increased by 7.0% to NIS 903 million (approximately $231 million) in the year ended December 31, 2015, from NIS 844 million in the year ended December 31, 2014. The increase is primarily attributable to an increase in ICT equipment costs, Internet services and data communications services, corresponding with the increase in revenues.

Other Operating Expenses, net. We had other operating expense, net of NIS 3 million (approximately $1 million) in the year ended December 31, 2015 compared to other operating income, net of NIS 535 million in the year ended December 31, 2014. The decrease was primarily the result of the one-time capital gain of NIS 582 million ($150 million) generated from the sale of Coral-Tell shares by Bezeq in 2014.

Finance expenses, net. Our consolidated finance expenses, net decreased by 14.3% to NIS 595 million (approximately $152 million) in the year ended December 31, 2015 from NIS 694 million for the year ended December 31, 2014.

Our finance expenses, net for the year ended December 31, 2015 decreased by 28.6% to NIS 60 million (approximately $15 million) from NIS 84 million in the year ended December 31, 2014. The decrease was primarily attributable to the 1.0% decrease in the Israeli CPI in 2015, which our three series of debentures are linked to.

B Communications’ finance expenses, net in the year ended December 31, 2015 decreased 42.3% to NIS 293 million (approximately $75 million) from NIS 508 million in the year ended December 31, 2014. The decrease was primarily attributable to the one-time expenses of NIS 183 million in 2014, relating to the early repayment by B Communications of the loans incurred to acquire its controlling interest in Bezeq, and the early redemption of all of its outstanding Series A Debentures.

The Bezeq Group’s consolidated finance expenses, net increased by 102.3% to NIS 263 million (approximately $67 million) in the year ended December 31, 2015 from NIS 130 million in the year ended December 31, 2014. The increase was primarily due to financing income from shareholder loans to DBS which were recorded in 2014 and were not included in the consolidated results as of April 1, 2015 due to the consolidation of DBS. Such increase was partially set off as a result of the cancellation of taxes' interest related provision owed by Bezeq for previous years. Such cancellation was executed further to the proposed agreement with the Tax Authorities. The consolidation of DBS financing expenses as of the second quarter of 2015 in the amount of NIS 91 million ($23 million) was offset by the amortization of purchase price allocation costs attributed to the DBS debentures.

Income Tax. Income tax expenses decreased by 48.0% to NIS 347 million (approximately $89 million) in the year ended December 31, 2015 from NIS 667 million in the year ended December 31, 2014. The decrease was primarily attributable to the decrease in the pre-tax profit of the Bezeq Group in 2015 and from the NIS 101 million ($26 million) income tax benefit B Communications recorded as a result of the sale of its Bezeq shares in the first quarter of 2016. 2014 pre-tax profit included capital gain from Bezeq’s sale of the Coral Tell shares.

Bezeq’s consolidated income tax expenses in the year ended December 31, 2015 represented 25.8% of its pre-tax profit, compared to 27.9% in the year ended December 31, 2014.

Income (Loss) Attributable to the Owners of Our Company. Income attributable to the owners of our company amounted to NIS 87 million (approximately $22 million) in the year ended December 31, 2015, compared to a loss of NIS 103 million in year ended December 31, 2014. The increase is primarily attributable to the decrease in B Communications’ net finance expenses, along with the income tax benefit B Communications’ recorded in 2015.

Income Attributable to Our Non-Controlling Interests. Income attributable to our non-controlling interests decreased to NIS 1.00 billion (approximately $256 million) in the year ended December 31, 2015 from NIS 1.15 billion in the year ended December 31, 2014. The decrease is primarily attributable to the decrease in the Bezeq Group’s net income in 2015 compared with 2014 as a result of the one-time capital gain arising from the sale of the Coral-Tell shares in 2014.

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

In April 2005, we completed an offering of NIS 220 million of convertible debentures and warrants, in Israel, exclusively to Israeli residents. The debentures were to be repaid during the period April 2008 through April 2015, and were traded on the TASE. The interest rate of these debentures is 4%, and they are convertible into ordinary shares at a conversion price of NIS 50. Due to the significant increase in our share price, NIS 75.9 million of such convertible debentures were converted into 1,518,008 of our ordinary shares during 2010. In January 2008, our Board of Directors authorized the repurchase of up to NIS 112 million of the convertible debentures. In September 2011, we completed an early redemption of 242,561 par value Series A Debentures, together with CPI linkage differentials and accrued interest. As a result of the early redemption, our Series A Debentures were delisted from the TASE on September 26, 2011. As of December 31, 2015, the Series A debentures were fully repaid.

The warrants to purchase up to 2.5 million of our ordinary shares were exercised in full prior to October 15, 2007, their expiration date. The proceeds from the exercise of such warrants of NIS 104 million were used for general corporate purposes including working capital.

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

In December 2009, we issued additional Series B debentures in two private placements to institutional investors in Israel for NIS 400 million. The terms of these additional Series B debentures issued in December 2009 are identical to those of the Series B debentures issued in September 2007. As of December 31, 2015, the Series B Debentures were fully repaid.

In 2009, we completed the repurchase of 5,481,859 of our ordinary shares for an aggregate of NIS 140 million, or an average price of NIS 25.30 per share, under two repurchase programs. In 2010, our Board of Directors authorized a third repurchase program, for the repurchase of up to an additional NIS 44 million of our ordinary shares in the open market from time to time at prevailing market prices. We repurchased 330,756 ordinary shares under the third program at a total purchase price of NIS 30 million ($8 million), or an average price of NIS 90.7 ($24.30) per share. No repurchases have been made since 2011.

In September 2010, we completed the public offering in Israel of NIS 170 million of our Series C Debentures. The Series C Debentures are payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and pay interest at a fixed annual rate of 4.45%, which is payable semi-annually on March 10 and September 10 of each of the years 2011 through 2019 (the last interest payment is payable on March 10, 2019). The Series C Debentures are NIS denominated and are not linked to the Israeli CPI. The Series C Debentures contain standard terms and conditions and are unsecured, non-convertible and do not restrict our ability to issue any new series of debt instruments or distribute dividends in the future. The Series C Debentures are listed for trading on the TASE. Midroog Ltd. assigned an A3 stable rating to the newly issued Series C Debentures.

In December 2010, we issued NIS 148 million of our Series C Debentures in a private placement to certain institutional investors in exchange for NIS 125 million of our outstanding Series B Debentures, reflecting an exchange ratio of 1:1.188. In February 2011, we issued additional Series C Debentures in a private placement to a number of Israeli institutional investors. The offering price was NIS 1.0275 per debenture, which represented a yield of 4.2%. The aggregate proceeds were approximately NIS 133.6 million. In December 2011, January 2012, November 2013 and December, 2013 we completed private placements of NIS 65 million, NIS 14 million, NIS 60 million and NIS 65 million, respectively, of our Series C Debentures. The private placements were offered to a number of Israeli institutional investors pursuant to Regulation S under the Securities Act. The terms of all issued Series C Debentures are identical to the terms of the Series C Debentures issued in 2010, and they are listed on the TASE. In November 2013, Midroog confirmed a Baa1 rating for our Series C Debentures in connection with our NIS 60 million sale of Series C Debentures. As of December 31, 2015, NIS 518 million (approximately $133 million) of Series C Debentures are outstanding.

In March 2014, we completed a public tender for an offering in Israel of Series D Debentures, with a fixed annual interest rate of 6%. In the tender, we accepted orders for 117,597 units of the non-convertible Series D Debentures for an aggregate principal amount of NIS 117.5 million (approximately $33.7 million) at a price per unit of NIS 1,070. Midroog assigned a local Baa1 stable rating for the Series D Debentures Offering. The Series D Debentures are listed on the TASE.

We will repay the principal amount of the Series D Debentures in five installments as follows: (i) payments of 10% of the principal amount of the Series D Debentures will be made on each of September 15, 2018 and 2019; (ii) payments of 30% of the principal amount of the Series D Debentures will be made on each of September 15, 2020 and 2021; and (iii) a final payment of 20% of the principal amount of the Series D Debentures will be made on September 15, 2022. Interest on the outstanding principal of the Series D Debentures will be paid on March 15 and September 15 of each of the years 2014-2022, other than the first interest payment which was made on September 15, 2014. The principal and interest is linked to the Israeli consumer price index of January 2014.

On June 9 and 22, 2014 we completed a private placement of NIS 219,238,087 par value of Series D Debentures to certain institutional investors in Israel in exchange for NIS 106,938,290 par value of our outstanding Series B Debentures and NIS 95,324,216 par value of our outstanding Series C Debentures held by such institutional investors (or approximately 51% and 12% of the outstanding Series B Debentures and Series C Debentures, respectively). On October 22, 2014 we completed an additional private placement of NIS 106,813,717 par value of Series D Debentures to certain institutional investors in Israel in exchange for NIS 103,102,043 par value of our outstanding Series C Debentures held by such institutional investors (or approximately 15% of the outstanding Series C Debentures). On November 20 and 26, 2014 we completed an additional private placement of NIS 86,254,219 par value of Series D Debentures to certain institutional investors in Israel in exchange for NIS 84,979,526 par value of our outstanding Series C Debentures held by such institutional investors (or approximately 15% of the outstanding Series C Debentures). As of December 31, 2015, NIS 530 million (approximately $136 million) of Series D Debentures are outstanding.

In January 2015, Midroog confirmed the Baa1 stable outlook rating with respect to our Series B, C and D Debentures and in February 2016, Midroog raised the rating for our Series C and D Debentures from Baa1.il to A3.il stable outlook.

As of December 31, 2014 and 2015, we had on an unconsolidated basis cash and cash equivalents as well as marketable securities of NIS 322 million and NIS 277 million (approximately $71 million), respectively.

Agreement with Norisha

On June 27, 2013, we and Norisha Holdings Limited, or Norisha, entered into a share purchase agreement, or the SPA, pursuant to which we sold 3,571,741 ordinary shares, par value NIS 0.1 each, of B Communications to Norisha; and agreed, that upon certain terms, Norisha would be entitled to receive adjustment shares and to purchase option shares. On May 29, 2014, we and Norisha agreed to revise the terms of the SPA under the following basic terms: (1) Norisha would waive any of its current and future rights under the SPA, including any rights to receive any additional shares under the SPA; and (2) instead of the previous rights, we would transfer to Norisha 396,860 additional ordinary shares of B Communications without any further payment.

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

Bezeq paid total cash dividends of NIS 2.8 billion, NIS 2.1 billion and NIS 1.8 billion (approximately $455 million) in the three years ended December 31, 2015, out of which B Communications received NIS 876 million, NIS 638 million and NIS 545 million (approximately $140 million), respectively.

Debt Incurred by B Communications for the Acquisition of the Bezeq Shares

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares for approximately NIS 6.5 billion and became the controlling shareholder of Bezeq. The acquisition was funded with the proceeds that B Communications received from the sale of its legacy communications business and loans.

On the closing date of the acquisition of the Bezeq interest, B Communications’ indirect fully owned-subsidiary SP2, which holds the Bezeq interest acquired on that date, obtained loans of NIS 4.6 billion from certain banking and financial institutions. SP2 also created liens for the lenders as security for its obligations under the loan agreement and agreed to pay the lenders certain fees, expenses and cost increases. SP2 also issued phantom stock options to the banks. On November 5, 2013, SP2, entered into an amendment which provided for improved terms.

The proceeds of B Communications’ February 2014 $800 million senior secured note offering were used to repay all of the outstanding balances under the loans B Communications incurred to acquire its controlling interest in Bezeq.

B Communications’ $800 Million Note Offering

On February 19, 2014, B Communications completed a private offering to eligible purchasers of $800 million of 7⅜% Senior Secured Notes due 2021, or the Notes. The Notes were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and to certain qualifying investors in offshore transactions, including in Israel, in reliance on Regulation S under the Securities Act.

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

The indenture for the Notes, or the Indenture, among other things, restricts B Communications’ ability to: (i) incur additional indebtedness; (ii) use a portion of the proceeds of any dividends received from the Bezeq Group and make certain payments and investments create certain liens; (iii) impose restrictions on the ability of B Communications’ subsidiaries to pay dividends or other payments to B Communications; (iv) transfer or sell ownership interests in the Bezeq Group; (v) merge or consolidate with other entities; and enter into transactions with affiliates.

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

Following the Note issuance B Communications entered into five Cross Currency Swap, or CCS, transactions in order to hedge its exposure to fluctuations in the U.S. dollar exchange rate. The CCS transaction hedged a total of $725 million par value of the Notes.

On February 2, 2016, B Communications sold 115,500,000 Bezeq shares and received gross proceeds of NIS 982 million in the aggregate (approximately $248 million). According to the terms of the Indenture for the Notes, the net proceeds from the sale of any Bezeq shares must be deposited into B Communications “Lockbox Account” and are subject to other customary conditions and covenants relating to asset sales and release of liens on sold assets. In addition, according to the terms of the Indenture, B Communications must make an offer within 365 days to the holders of the Notes to purchase Notes with the proceeds deposited in the lockbox account at a cash offer price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase.

The sale took place in accordance with the provisions of Section 3(a3) of the Communications Order, by way of an agreement to sell the shares through a “distribution agent” (as this term is defined in the Communications Order), which entered into agreement with third parties to sell them the shares in off-the-floor transactions. In connection with this sale, the shares were released from a pledge that had been imposed on them in favor of debenture holders (USD Series 144A) that were issued by B Communications as well as various hedge funds with which we entered into agreements in connection with the aforementioned debentures. After completing the sale process, B Communications hold 26.34% of Bezeq’s issued and paid-up share capital.

Financing of Ongoing Operations

We expect to have sufficient funds to meet our long term working capital needs, capital expenditures, debt service and other funding requirements, both on a consolidated level (including B Communications which consolidates Bezeq’s results) and with respect to our own debt service (not including B Communications and Bezeq),

We expect to have sufficient funds to service our indebtedness (excluding Bezeq’s and B Communications’ indebtedness) from our cash, cash equivalents and short term investments, our ability to raise additional funds, including through the sale or pledge of a portion of our shareholdings in B Communications that are free from any encumbrances, and from future dividends from B Communications.

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

On May 21, 2015, B Communications declared a dividend of NIS 2.24 per share (approximately $0.58 cents) and approximately NIS 67 million (approximately $17 million) in the aggregate. We received NIS 45 million (approximately $12 million) from the dividend distributed by B Communications on June 16, 2015.

On August 31, 2015, B Communications declared a dividend of NIS 0.73 per share (approximately $0.19) and approximately NIS 22 million (approximately $6 million) in the aggregate. We received NIS 15 million (approximately $4 million) from the dividend distributed by B Communications on September 29, 2015.

On November 19, 2015, B Communications declared a dividend of NIS 38 million ($10 million), or NIS 1.27 ($0.32) per share. We received NIS 25 million (approximately $6 million) from the dividend distributed by B Communications on December 23, 2015.

Bezeq paid total cash dividends of NIS 1.8 billion (approximately $455 million) in the year ended December 31, 2015, out of which B Communications received NIS 545 million (approximately $140 million).

As of December 31, 2015, our cash, cash equivalents and short-term investments (not including B Communications and Bezeq) totaled NIS 277 million (approximately $71 million).

In addition, as of December 31, 2015, we held 19.9 million unencumbered ordinary shares of B Communications having a value at December 31, 2015 of NIS 2.0 billion (66.71% % of B Communications’ outstanding share capital). These shares can, if necessary, be used to support the refinance of existing debt or may be sold for cash (up to 5 million shares can be sold without endangering our controlling interest in B Communications).

In January, 2016, we sold 575,000 ordinary shares of B Communications, representing approximately 1.92% of its issued and outstanding shares, and received gross proceeds of NIS 56 million (approximately $14 million) from the sale. As a result of the sale, our ownership interest in B Communications declined to 64.78% of its outstanding shares.

We believe that we have sufficient funds to service our debt service requirements through December 31, 2017 and we expect to have sufficient funds to serve our expected indebtedness beyond 2017.

Liquidity and Capital Resources of the Bezeq Group

As of December 31, 2015, the Bezeq Group had cash and cash equivalents and current investments of NIS 1.3 billion (approximately $338 million) compared to cash and cash equivalents and current investments of NIS 2.9 billion at December 31, 2014.

The Bezeq Group incurred consolidated capital expenditures of NIS 1.6 billion (approximately $414 million) for the year ended December 31, 2015, compared with NIS 1.3 billion for the year ended December 31, 2014. The capital expenditures in 2015 were primarily for the development of communications infrastructure in the amount of NIS 1.1 billion (approximately $278 million) and for investments in intangible assets and deferred expenses in the amount of NIS 194 million (approximately $50 million) compared with investments of NIS 1.0 billion for the development of communications infrastructure and of NIS 186 million for intangible assets and deferred expenses in 2014.

In the year ended December 31, 2015, the Bezeq Group repaid debt and paid interest of NIS 1.7 billion (approximately $444 million), compared with NIS 1.3 billion for year ended December 31, 2014. In addition, the Bezeq Group paid dividends of NIS 1.8 billion (approximately $455 million) in 2015 compared to NIS 2.1 billion in 2014.

The Bezeq Group’s average debt (including current maturities) to financial institutions and debenture holders for the year ended December 31, 2015 was NIS 10.9 billion (approximately $2.8 billion). The average supplier credit for the year ended December 31, 2015 was NIS 903 million (approximately $231 million), the average short-term customer credit for the year ended December 31, 2015 was NIS 2.2 billion (approximately $564 million), and average long-term customer credit was NIS 516 million (approximately $132 million).

The Bezeq Group’s working capital deficit as of December 31, 2015 was NIS 1.1 billion (approximately $294 million) compared with a surplus of NIS 1.7 billion on December 31, 2014. Bezeq (according to its separate financial statements) had a working capital deficit of NIS 2.1 billion (approximately $548 million) as of December 31, 2015, compared with a working capital surplus of NIS 386 million as of December 31, 2014.

The Board of Directors of Bezeq reviewed the company’s existing and projected resources and cash flows for the foreseeable future and its investment needs, as well as the sources of finance and the potential amounts that will be required by the Bezeq Group in the foreseeable future. On the basis of its review of all of these factors, Bezeq’s Board of Directors concluded that the Bezeq Group can meet its existing cash needs and its needs for the foreseeable future from cash generated from its operations, by receipt of dividends from subsidiaries and by raising debt, from banking and non-banking sources, should it determine to do so.

Bezeq

The table below describes the Bezeq Group long-term debt (including current maturities) as of December 31, 2015:

	Source of financing	Amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2015
	Banks	1,331	Unlinked NIS	Variable, based on prime rate	1.64%	1.64%	1.27%-1.95%
	Banks	1,823	Unlinked NIS	Fixed	5.21%	5.27%	2.40%-6.85%
Long-term loans	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate	1.56%	1.60%	1.47%-1.61%
	Non-bank sources	1,675	Unlinked NIS	Fixed	5.53%	5.61%	3.65%-6.65%
	Non-bank sources	3,661	CPI-linked NIS	Fixed	2.63%	2.68%	2.20%-5.30%

Restrictions on borrowings

Restrictions included in Bezeq's loans

As of December 31, 2015 Bezeq was is in compliance with all the restrictions applicable to it.

Bank of Israel restrictions on a single borrower and group of borrowers

Directives of the Supervisor of Banks include restrictions on liability of a single borrower and of a group of borrowers towards the banks. Bezeq could be seen as part of one "group of borrowers" with B Communications Group and its controlling shareholders. The directives of the Supervisor of Banks could from time to time affect the ability of Israeli banks to grant further credit to Bezeq.

		December 31, 2015		December 31, 2014
	Note	Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
		NIS million	NIS million	NIS million	NIS million
Loans
Total unlinked loans at variable interest	12.3	1,331	1,331	1,656	1,656	Prime -0.33% to +0.2%
Total unlinked loans at fixed interest	12.3	1,589	1,589	1,796	1,796	6.85% - 5%
Total unlinked loans at fixed interest	12.3	300	300	300	300	2.4%
CPI-linked loans at fixed interest		-	-	22	18	4.45%-4.6%
Total loans		3,220	3,220	3,774	3,770
Debentures issued to the public
CPI-linked debentures at fixed interest - Series 5	12.3.1	310	251	613	503	5.3%
CPI-linked debentures at fixed interest - Series 6	12.3	3,087	2,874	3,165	2,874	3.7%
Unlinked debentures at variable interest - Series 7	12.3	734	734	734	734	Makam for one year +1.4%
Unlinked debentures at fixed interest - Series 8	12.3	886	886	1,329	1,329	5.7%
Unlinked debentures at fixed interest - Series 9	12.3	388	388	-	-	3.65%
CPI-linked debentures at fixed interest - Series 10	12.3	400	400	-	-	2.2%
Total debentures issued to the public		5,805	5,533	5,841	5,440
Non-marketable debentures issued to financial institutions:
Unlinked debentures at fixed interest	12.3	400	400	400	400	6.65%
CPI-linked debentures at fixed interest	12.4	1,288	1,097	-	-	5.35%-8.4%
CPI-linked debentures at fixed interest		-	-	72	58	4.4%-4.6%
Total debentures issued to financial institutions		1,688	1,497	472	458

Total debentures		7,493	7,030	6,313	5,898

Total interest-bearing liabilities		10,713	10,250	10,087	9,668

For Debentures (Series 5), standard grounds were established for immediate repayment, including breach events, insolvency, dissolution procedures or receivership.

For Debentures (Series 6 to 10) and bank loans and for debentures issued to financial institutions in the amount of NIS 400 million, Bezeq has undertaken not to create additional liens on its assets unless liens are created at the same time in favor of the debenture holders and the lending banks (negative lien). The lien includes exceptions, including a lien on assets that will be purchased or expanded by Bezeq, if the undertakings underlying the lien are created for the purchase or expansion of those assets and for the matter of a token lien.

For Debentures (Series 6 to 8) and bank loans and for debentures issued to financial institutions in the amount of NIS 400 million, standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq's debts in an amount exceeding the amount determined.

For Debentures (Series 6 to 10) and banks loans in the amount of NIS 2.03 billion as at December 31, 2015 (out of the total bank loans in the amount of NIS 3.2 billion), and for debentures issued to financial institutions in the amount of NIS 400 million, Bezeq has undertaken that if it makes an undertaking towards any entity in respect of compliance with financial covenants, it will also provide the same undertaking to the debenture holders and banks (subject to certain exceptions).

For Debentures (Series 6 to 10), Bezeq has undertaken to the debenture holders to take steps so that, to the extent under its control, the debentures will be rated by at least one rating agency, so long as there are debentures of the relevant series in circulation.

In addition, for Debentures (Series 9 and 10), standard grounds were included for immediate repayment of the debentures, including events of default, insolvency, liquidation proceedings, or receivership, as well as the right to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq's debts (in an amount exceeding NIS 150 million, if another series of marketable debentures is called for immediate repayment - an unlimited amount), in the event of the sale of more than 50% of the Bezeq Group's assets (consolidated) such that communications will cease being the Bezeq Group's main activity, in the event of a change of control following which the current controlling shareholders in Bezeq will cease to be controlling shareholders (other than transfer of control to a transferee that received approval to control Bezeq in accordance with the provisions of the Communications Law or change in control under other circumstances that were established), in the event that a going concern qualification is recorded in Bezeq's financial statements for two consecutive quarters, in the event of a material deterioration in Bezeq's business compared with the situation at the time of the issue, and there is real concern that Bezeq will not be able to repay the debentures on time (as set out in section 35I(1)(a)(1) in the Securities Law), all under the terms set out in the deed of trust of the debentures.

Results of tender for the receipt of preliminary undertakings from classified investors for the purchase of Debentures (Series 9) (“Debentures”)

On April 18, 2016, a preliminary tender was held by bezeq for the receipt of preliminary undertakings from classified investors, in preparation for a possible public offering of debentures to be issued, to the extent issued, as part of the expansion of an existing series in accordance with Bezeq’s shelf prospectus, and the shelf offering report intended for publication in the coming days (the “Shelf Offering Report”). As part of the tender, units were offered which include debentures with a par value of NIS 1,000 each, through a uniform offering, by way of a tender for the unit price (the “Tender”). In total, orders aggregating to approximately NIS 1.2 billion have been received as part of the tender, of which Bezeq received preliminary undertakings from classified investors for the purchase of approximately NIS 713,572,000 in Debentures at a price of NIS 1,077 per unit with a unit par value of NIS 1,000. The price determined in the Tender will constitute the minimum price of a public tender in connection with the Debentures. It is clarified that the final price of the Debentures units will be determined in the framework of the public offering to be held by bezeq, to the extent held, as part of the Shelf Offering Report, through a uniform offering, by way of tender for the unit price.

Credit received during the reporting period/commitments to extend credit

In 2015 and in the beginning of 2016, Bezeq signed agreements with banks and institutional entities under which it received a commitment to extend credit for future financing of Bezeq in 2016-2017 as follows:

Credit extension date	Credit in NIS millions	Average lifecycle (years) and repayment dates	Total interest rate (fixed, NIS and unlinked)
June 2016	900	4.6 (Repayment in five equal annual installments from June 1, 2019 to June 1, 2023)	3.71%
December 2016	500	4.9 (Repayment in five equal annual installments from December 15, 2019 to December 15, 2023)	4.25%
June 2017	900	4.5 (Repayment as from June 2020 until June 2024)	4.25%

In 2015, Bezeq entered into agreements with banks and financial institutions, whereby Bezeq received an undertaking from these institutions to provide credit to Bezeq in a total amount of NIS 1.4 billion to refinance its future debt in 2016 (with an average duration of between 4.6 to 4.9 years and a fixed NIS interest rate of 3.7% to 4.3%), and an undertaking to provide credit of NIS 600 million in 2017 (with an average duration of 4.5 years and an average fixed NIS interest rate of 4.3%).

The terms of all the undertakings and the loans to be provided thereunder include terms that are similar to the terms provided for other loans taken by Bezeq, including the following: an undertaking to refrain from creating additional liens on Bezeq's assets (with certain restrictions); an undertaking that if Bezeq assumes an undertaking towards a party in respect of compliance with financial covenants, Bezeq will also assume the same undertaking for this credit (subject to certain exceptions); and standard terms for immediate repayment (such as default events, insolvency, liquidation or receivership), and cross default (with certain restrictions), which will also apply, with the required changes, to the periods of the undertaking to provide credit.

Subsequent to December 31, 2015, Bezeq signed another agreement to obtain a loan of NIS 300 million in 2017.

Bonds

On October 15, 2015, Bezeq completed the issue of bonds (Series 9 and 10) under its shelf offering dated October 13, 2015, which was published under its shelf prospectus dated May 30, 2014. The total gross consideration received in this issuance under the shelf offering amounted to NIS 788,451,000 as follows:

	Consideration (gross)	Annual interest and linkage	Repayment dates and interest payment (in both series)
Bonds (Series 9)	NIS 388,451,000	3.65% unlinked	Principal - 4 unequal payments: 10% on December 1, 2022 and 30% on each of the dates December 1, 2023, December 1, 2024, December 1, 2025
Bonds (Series 10)	NIS 400,000,000	2.2%, CPI-linked	Interest - six-monthly payments on June 1 and December 1 of each year.

Bezeq also provided undertakings with respect to both bond series: (i) to not create any other charges on its assets (negative charge) without creating an identical charge in favor of the bond holders; (ii) should it make a commitment to any entity in connection with financial covenants, it will undertake the same commitment to the bond holders; and (iii)to do everything under its control for the bonds to continue to be rated until they are fully repaid.

The accepted grounds for recalling the bonds for immediate repayment were added, including violations, insolvency, liquidation procedures, receivership, etc.; the right to demand immediate repayment if a third party lender demanded immediate repayment of Bezeq's debt to it (for an amount that exceeds NIS 150 million, if another negotiable bond series is recalled for immediate repayment, the amount is unlimited); if more than 50% of the Group's assets (consolidated) are sold in a manner that the communication segment ceases to be the Group's central operation; in case of changes in control whereby the current controlling shareholder ceases to be its controlling shareholder (other than transfer of control to a recipient that obtained approval for control of Bezeq according to the provisions of the Communications Law or a change of control under other circumstances prescribed), if a "going concern" caveat is recorded in Bezeq's financial statements for a period of two consecutive quarters; material impairment of Bezeq's business compared to its situation on the issue date; and real concern that Bezeq will not be able to repay the bonds on time, all under the terms set out in the Deeds of Trust of the bonds.

Credit rating

Bezeq’s bonds are rated an il/AA/Stable by S&P Maalot Ltd., and an Aa2 rating with a stable outlook by Midroog Ltd.

Assessment for raising financing and possible sources in 2016

During 2016, Bezeq expects to repay approximately NIS 1,786 million of loan principal and interest (including bonds). Bezeq expects to exercise undertakings to obtain credits of NIS 1.4 billion from various banks and institutional entities.

Bezeq raises capital from time to time to finance its cash flow. The financing options at Bezeq's disposal are to raise debt by means of new bank loans and/or by raising private or negotiable debt and to exercise undertakings for credit extension for 2016-2017.

Guarantee of DBS bonds

In September 2015, Bezeq signed guarantee letters for compliance with DBS' undertakings to pay its full outstanding debt to the holders of bonds (Series B) and 2012 bonds of DBS (total of NIS 1.05 billion and NIS 307 million, respectively), against a decrease in the annual interest rate borne by the bonds (by 0.5% and 1%, respectively), and cancellation of collateral and certain provisions of the Deeds of Trust and the bonds (including the undertakings for compliance by DBS of certain financial covenants and restriction on distribution of a dividend by DBS), all according to the terms of the Deeds of Trust of the bonds. According to the terms of the bonds, decreasing the interest and canceling collateral and certain provisions in the bonds are subject to Bezeq's Maalot rating not falling below (-AA) or a corresponding rating ("the Minimum Rating"), terms that were complied with as at the date the collateral was provided, and if in future Bezeq's rating falls below the Minimum Rating, the interest reduction will be canceled, the canceled collateral will be provided again, the canceled provision will reapply and the guarantee will expire. On December 17, 2015, Bezeq provided DBS with a loan of NIS 325 million in order to allow DBS to early repay its 2012 bonds. The early repayment was made on December 20, 2015 and at that same time Bezeq's guarantee for the 2012 bonds expired.

Pelephone

Pelephone's operations are financed out of cash flow from operating activities. In 2015 Pelephone repaid the balance of its liabilities of NIS 93 million. As at December 31, 2015, Pelephone has no approved bank credit facilities.

Although Pelephone intends to make further investments in property, plant and equipment (mainly in the LTE network), it estimates that it will not need to obtain any financing in 2016 for its ongoing operations.

Bezeq International

Bezeq International has no outstanding debt other than to Bezeq.

DBS

In 2015, DBS was party to a financing agreement, or the Financing Agreement, with a consortium of banks, or the Banks, which was renewed in July 2012. According to the Financing Agreement, DBS received an on-going credit facility until the end of 2015 in the amount of NIS 170 million, and a hedge facility of USD 10 million. According to the Financing Agreement in each quarter DBS is required to comply with EBITDA/debt ratio and (E-C)/maximum debt ratio criteria as set out in the Financing Agreement. As of December 31, 2015 DBS was in compliance with these covenants. On December 31, 2015 the Banks approved the repayment of the entire unpaid balance of the borrowings provided by the Banks under the Financing Agreement and on December 31, 2015 the Financing Agreement was terminated as well as all of DBS's liabilities thereunder. Accordingly, all the liens charged in favor of the Banks were canceled. As of December 31, 2015 some of the Banks extended lines of credit and unsecured guarantees to DBS.

In December 2014, DBS entered into an unsecured loan agreement, or the Loan Agreement, with several banks in the amount of NIS 75 million, bearing fixed annual interest of 3.4%. The bank borrowings were extended for a period of five and a half years (until June 2020) and are being repaid (principal and interest) in 11 consecutive semi-annual installments commencing in June 2015. The Loan Agreement provides grounds for calling for immediate repayment, including various violations of the Loan Agreement, dissolution procedures and receivership against DBS, cancellation or suspension of the broadcasting license, unauthorized change of control, material violation of material agreements defined in the Loan Agreement and calling for immediate repayment of amount due from DBS to debenture holders, other banks or financial institutions. In December 2015 an amendment to the Loan Agreement was signed, under which certain provisions in the Loan Agreement were amended or rescinded, including the cancellation of DBS’s obligation to comply with financial covenants and restrictions applicable to dividends and DBS’s repayment of shareholders loans.

Institutional financing

DBS issued two debenture series to institutional investors that were listed on the TACT Institutional System of the TASE. A debenture series issued in 2007 under a deed of trust, or Deed of Trust A, between DBS and Hermetic Trust (1975) Ltd., or the Trustee, and its expansion in April 2014, or the Series A Debentures and a debenture series issued in 2010 under a deed of trust, or Deed of Trust B, between DBS and Hermetic Trust (1975) Ltd., or Trustee B, that was expanded in 2011, 2012, 2013, 2014 and in April and May 2015, or the Series B Debentures.

Under Deed of Trust A, DBS created a first degree floating charge, unlimited in amount, in favor of Trustee A on all of its assets (other than exceptions due to the provisions of the Communications Law), that contain a condition restricting the creation of additional charges (subject to exceptions set out in Deed of Trust A and the Deed of Pledge), and (subject to exceptions provided by the Communications Law) a first degree fixed charge, unlimited in amount, over the rights and assets of Bezeq, including its rights under material agreements to which it is party, its unissued registered capital, its goodwill, certain intellectual property rights and insurance rights to which it is entitled under an insurance policy. DBS may record, in favor of holders of other debentures that it may issue, first degree liens and/or add them to liens in favor of Trustee A, without requiring the consent of Trustee A.

Deed of Trust A and Deed of Trust B set out routine events (such as insolvency proceedings, violation, exercise of liens on most of Bezeq's assets and others) that, should they occur, following a warning period and under terms that were set in each Deed, establish the right to call for the immediate repayment of the debentures, subject to the provisions of the Deed of Trust, and the right to call for immediate repayment in the event of calling for immediate repayment of another DBS debenture series, if the outstanding balance exceeds the amount fixed in the Deed of Trust.

In September 2015, Bezeq signed a deed of guarantee to meet DBS's liabilities in favor of the holders of Series B Debentures, resulting in a reduction of the interest rate and cancellation of certain collateral (which were similar to those recorded in favor of Trustee A) and various provisions of Deed of Trust B.

On December 20, 2015 DBS redeemed the outstanding balance of debentures it issued in May 2012 with the proceeds of a NIS 323 million loan from Bezeq. The loan from Bezeq bears fixed annual interest of 3.6% (but not less than the minimum interest rate under section 3(J) of the Income Tax Ordinance).

S&P Maalot ratings for DBS and its debentures

In October 2015, S&P Maalot announced that it was upgrading DBS’s rating by making it equivalent to the rating of Bezeq following Bezeq's acquisition of all of DBS’s shares. As a result, DBS is rated ilAA (stable) (issuer rating) and the stable outlook is based on the rating outlook of Bezeq. The debentures issued by DBS are rated by S&P Maalot as ilAA.

Credit facilities (in NIS millions)

Credit facility	Used as at Dec. 31, 2015	Used as at Dec. 31, 2014
0	0	4

Estimate regarding the need to raise sources of financing in 2016

According to the payment schedule for DBS's debentures in 2016, DBS expects to repay NIS 58 million on account of principal and interest of its loans. DBS finances its operations mainly from cash flows from ongoing operations and by raising debt.

The management of DBS believes that the financial resources available to it, including among other things receiving loans from Bezeq, will be sufficient for its operating needs in the coming year based on the projected cash flow approved by DBS’s board of directors.

Average interest rate on loans

Source of financing		Amount at December 31, 2015 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
	Banking sources	64	NIS	3.45%	3.48%
Long-term loans	Non-bank (1)	1,210	CPI-linked NIS	6.2%	6.93%
	Shareholder loans(2)	4,567	CPI-linked NIS	6.1%	6.2%

(1)	The non-banking credit, which is valid until December 31, 2015, is made up of debentures.

(2)	Loans provided to DBS by its shareholders are linked to the CPI and are divided into three types: A. interest-free loans; B. loans bearing annual interest of 5.5%; C. loans bearing annual interest of 11%.

Cash Flows of Our Company

The following table summarizes our cash flows on a consolidated basis for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(NIS in millions)
Net cash provided by operating activities	4,141	3,782	3,644
Net cash provided by (used in) investing activities	(1,033)	(1,989)	381
Net cash used in financing activities	(3,005)	(1,928)	(4,138)
Net increase (decrease) in cash and cash equivalents	103	(135)	(113)
Cash and cash equivalents at beginning of year	764	867	732
Cash and cash equivalents at end of year	867	732	619

Operating Activities

Consolidated cash provided by operating activities in 2015 amounted to NIS 3.6 billion (approximately $0.9 billion) compared to NIS 3.8 billion in 2014. The decrease in net cash provided from operating activities was primarily attributable to the Cellular Communications segment, due to a material decrease in net profits and a moderate decrease in trade receivables balances compared to 2014. This decrease was mainly offset by the consolidation of DBS cash flows, which generated NIS 356 million (approximately $91 million) along with an increase in cash provided from the operating activities of the Domestic Fixed-Line Communications segment.

Investing Activities

Consolidated cash provided by investing activities in the year ended December 31, 2015, was NIS 381 million (approximately $98 million) compared to NIS 2.0 billion used in investing activities in the year ended December 31, 2014. The increase in net cash provided by investing activities was due to an increase in the net proceeds from the sale of short term investments in Bezeq along with a NIS 299 million (approximately $77 million) of cash generated from the consolidation of DBS. The increase was partially offset by the consolidation of DBS cash used in investing activities as of the second quarter of 2015 in the amount of NIS 250 million (approximately $64 million). In addition, cash flows used in investing activities in 2014 included NIS 596 million of proceeds from the sale of Coral-Tell shares by Bezeq.

Financing Activities

Consolidated cash used in financing activities in the year ended December 31, 2015 was NIS 4.1 billion (approximately $1.1 billion) compared to NIS 1.9 billion in the year ended December 31, 2014. The increase was primarily attributable to an increase in debenture repayments, a decrease in debenture issuances by Bezeq and the receipt of loans by the Domestic Fixed-Line Communications segment. The increase was also attributable to the payment of NIS 680 million (approximately $174 million) to Eurocom D.B.S. for the acquisition of DBS shares and loans, and to the consolidation of DBS, which made debt repayments of NIS 633 million (approximately $162 million).

The Bezeq Group’s Cash Flows

The following table summarizes the Bezeq Group’s consolidated cash flows for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(NIS in millions)
Net cash provided by operating activities	4,152	3,796	3,740
Net cash (used in) provided by investing activities	(917)	(1,546)	283
Net cash (used in) financing activities	(3,091)	(2,200)	(4,128)
Net increase (decrease) in cash and equivalents	144	50	(105)
Cash and cash equivalents as at the beginning of the period	466	610	660
Cash and cash equivalents as at the end of the period	610	660	555

Operating Activities

Consolidated cash provided by operating activities in the year ended December 31, 2015 amounted to NIS 3.7 billion (approximately $958 million) compared to NIS 3.8 billion in the year ended December 31, 2014, a decrease of NIS 56 million (approximately $14 million). The decrease in net cash provided from operating activities was primarily attributable to the Cellular Communications segment, due to a material decrease in net profits and a more moderate decrease in trade receivables balances as compared to 2014. This decrease was mostly offset by the consolidation of the operations of DBS for the first time, which generated NIS 356 million (approximately $91 million) in cash from operations and an increase in cash from operating activities in the Domestic Fixed-Line Communications segment.

Investing Activities

Net cash provided by investing activities in the year ended December 31 2015 was NIS 0.3 billion (approximately $73 million) compared to NIS 1.5 billion used in investing activities in the year ended December 31, 2014. The increase of NIS 1.8 billion in 2015 was due to an increase in the net proceeds from the sale of held-for-trade financial assets in the Domestic Fixed-Line Communications segment and was also due to NIS 299 million (approximately $ 77 million) in cash added in the first quarter of 2015 after assuming control of DBS. The increase was partially offset by NIS 250 million (approximately $64 million) in cash used in investing activities in DBS, the purchase of frequencies in the Cellular Communications segment and net proceeds received in 2014 from the sale of the Coral-Tell shares.

Financing Activities

Net cash used in financing activities by the Bezeq Group in the year ended December 31, 2015 was NIS 4.1 billion (approximately $1.1 billion) compared to NIS 2.2 billion in the year ended December 31, 2014. The increase of NIS 1.9 billion in cash used in financing activities was primarily attributable to an increase in debenture repayments, a decrease in debenture issuances and the receipt of loans by the Domestic Fixed-Line Communications segment. The increase was also attributable to the payment of NIS 680 million (approximately $174 million) to Eurocom D.B.S. for the acquisition of DBS shares and loans and to the consolidation of the operations of DBS, which segment used NIS 633 million (approximately $162 million) in financing activities (principally for debenture repayments). This increase was partially offset by a decrease in dividend payments.

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

Assets are depreciated based on the following annual percentages:

	Years	Principal depreciation rate (%)

Fixed line and international network equipment (switches, transmission, power)	4-12	12
Network	12-33	6
Subscriber equipment and installations	4-6	20
Equipment and infrastructure for multichannel television	3-15	14
Vehicles	6-7	15
Office and general equipment	5-14	15
Electronic equipment, computers and internal communication systems	3-7	24
Cellular network	4-15	13
Buildings	25	4
Submarine communications cable	4-25	4

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

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Frequency usage rights	Over the term of the license for 10 to 14 years starting from the use of the frequencies
Computer programs and software licenses	3 - 10 years according to the term of the license or the estimated time of use of the program
Customer relationships	5 - 7 years
Brand acquired in a business combination	12
Other rights	2 - 6 years according to the useful lives

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

Legal claims. Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

●	More likely than not-more than 50% probability;

●	Possible-probability higher than unlikely and less than 50%; or

●	Remote-probability of 10% or less.

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

From 2012 until 2014, Bezeq experienced a decline in revenues. Bezeq’s revenues decreased from NIS 10.3 billion for the year ended December 31, 2012 to NIS 9.6 billion for the year ended December 31, 2013, decreased further to NIS 9.1 billion (approximately $2.3 billion) for the year ended December 31, 2014. In 2015, Bezeq’s revenues increased due to the first time consolidation of DBS to NIS 10.0 billion (approximately $2.6 billion) for the year ended December 31, 2015.

The increase in revenues in 2015 was primarily due to the consolidation of DBS revenues as of the second quarter of 2015 in the amount of NIS 1.33 billion ($342 million). The increase in revenues is also attributable to the NIS 90 million (approximately $23 million), or 1%, increase in the revenues of the Domestic Fixed-Line Communications segment and increase in the revenues of the International Communications and Internet Services segment of a NIS 74 million (approximately $19 million), or 1%. The increase in the revenues was partially offset by the revenues of the Cellular Communications segment which decreased in NIS 529 million (approximately $136 million), or 5%, driven by continued increased competition in the cellular market in 2015.

Based on the information which is currently known to Bezeq Group, the forecast for 2016 is as follows:

-	Net profit attributable to shareholders is expected to be approximately NIS 1.4 billion.

-	EBITDA is expected to be approximately NIS 4.2 billion.

-	The Bezeq Group’s free cash flow is expected to be approximately NIS 2.0 billion.

Bezeq's forecasts are based on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Bezeq Group's ability to implement its plans in 2016.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our (including B Communications’ and Bezeq’s) minimum contractual obligations and commercial commitments as of December 31, 2015 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (NIS in millions)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt obligations (including interest)	17,897	2,885	5,309	3,984	5,718
Operating lease obligations	1,279	370	567	238	104
Purchase obligations	149	149	-	-	-
Other long term obligations	85	78	7	-	-
Total	19,409	3,482	5,883	4,222	5,822

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Our Directors and Senior Management
Shaul Elovitch(1)	68	Chairman of the Board of Directors
Felix Cohen	62	Director
Yossef Elovitch	65	Director
Dudi Ezra (2) (3)	47	External Director
Shoshana Shidlo (2) (3)	51	External Director
Anat Winner(2) (3)	56	Director
Doron Turgeman	48	Chief Executive Officer
Itzik Tadmor	35	Principal Financial Officer

Bezeq Group’s Executive Management
Stella Handler	55	Chief Executive Officer of Bezeq
David Mizrahi	46	Chief Financial Officer of Bezeq
Ran Guron	47	Chief Executive Officer of Pelephone
Moti Elmaliach	56	Chief Executive Officer of Bezeq International
Ron Eilon	51	Chief Executive Officer of DBS

(1)	Director of B Communications.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation Committee.

Mr. Shaul Elovitch, Mr. Felix Cohen, Ms. Anat Winner and Mr. Yossef Elovitch will serve as directors until our 2016 annual general meeting of shareholders. Mr. Dudi Ezra and Ms. Shoshana Shidlo  each serve as an external director pursuant to the provisions of the Israeli Companies Law for a first three year term until August 2017 (see Item 6C. “Directors, Senior Management and Employees - Board Practices - External and Independent Directors - External Directors”). Mr. Shaul Elovitch and Mr. Yossef Elovitch are brothers. There are no other family relationships among our directors or executive officers. On May 3, 2015, we appointed Itzik Tadmor as our new Principal Financial Officer, replacing Ehud Yahalom, the prior CFO who was with the company for the previous four years. Gil Sharon, CEO of Pelephone, resigned in October 2015 after serving for 10 years, following his nomination as CEO of Discount Investment Corporation. He was replaced by Ran Guron, who previously served as Bezeq’s deputy CEO. David Mizrahi, CFO of Bezeq, notified Bezeq on April 4, 2016 that he will be resigning to pursue other opportunities. A search to fill the CFO role is underway, and Mr. Mizrahi will continue as Bezeq’s CFO until a successor is named.

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

Doron Turgeman has served as our chief executive officer since October 2011 and previously had served as our deputy chief executive officer since October 2004 and as our chief financial officer since May 2001. Mr. Turgeman also serves as the chief executive officer of B Communications and as the chief financial officer of Eurocom Communications Ltd. Previously, Mr. Turgeman served as B Communications’ chief financial officer and vice president of finance from February 2010 until October 2011 and served as a member of its board of directors from January 2008 to February 2010. Mr. Turgeman serves as a director of several other companies within the Eurocom group, including Phoenix Data Pte. Ltd., Barclay Associates Corporation, and Barclay Associates (S) Pte. Ltd. Mr. Turgeman also serves as a director of  XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL), Klein International Group Limited and MDG Real Estate Global Limited. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel. During the last five years, Mr. Turgeman also served as an executive officer of several of our media and Internet companies, which have been sold. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

Itzik Tadmor has served as our Principal Financial Officer since May 2015. Mr. Tadmor has been our company's controller for the past three years. Prior to joining our company, he worked at PriceWaterhouseCoopers (PwC) for five years. Mr. Tadmor received a Bachelor's Degree in Accounting and Economics and an M.B.A. degree from Tel-Aviv University. Mr. Tadmor is also a Certified Public Accountant in Israel.

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

Ran Guron has served as the chief executive officer of Pelephone since November 2015. Previously, he served as the Deputy CEO and VP Marketing of Bezeq from March 2011 to October 2015. Before becoming Deputy CEO at Bezeq, he was VP Marketing – CMO at Bezeq for 5 years. From 2003 to 2005 Mr. Guron was VP Marketing at 013 Barak (currently 013 Netvision Ltd.) He serves as Mentor for Microsoft Ventures Accelerator Tel-Aviv program for startups. Mr. Guron is the founder of the Yair Guron Memorial Scholarship R&D Fund in the Arava region. Mr. Guron holds an M.B.A. degree and a B.A. degree in Economics and Business Administration from the Hebrew University of Jerusalem.

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

Ron Eilon has served as the chief executive officer of DBS since August 2006. Mr. Eilon served as chief financial officer of Bezeq from 2003 to 2005, and as deputy chief executive officer of Bezeq from 2005 to 2006. From 1999 until 2002, he was the chief financial officer of Mirs. Mr. Eilon holds a B.A. in Economics and an M.B.A. degree from the Hebrew University of Jerusalem.

B.	Compensation

We have two executive officers, Doron Turgeman, our chief executive officer and Itzik Tadmor, our principal financial officer, and six directors. Other than such officers, we have three additional employees who are engaged in management, financial and administrative activities. The aggregate direct compensation we paid to our directors and executive officers as a group (9 persons) for the year ended December 31, 2015 was NIS 1.2 million (approximately $300,000). This amount includes directors compensation and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2015, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to our chief executive officer and principal financial officer, rather than on an aggregate, basis. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the notice of our annual meeting of shareholders each year or in a public document that accompanies such notice, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. The Companies Law regulations permit us to refer to a report filed pursuant to the laws of the country in which our shares are listed for trading that includes the required information in lieu of its inclusion in the notice of annual meeting. Because of that disclosure requirement under Israeli law, we are including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The following table includes information for the year ended December 31, 2015 concerning compensation for our Named Executive Officers.

	Doron Turgeman (Chief Executive Officer) [1]	Itzik Tadmor (Principal Financial Officer) [2]
Annual fixed salary	NIS 536,160 plus VAT (linked to the Israeli consumer price index)	NIS 165,000

Retention Bonus (treated as salary costs in the company’s financial statements).	Up to NIS 1 million in the event that Mr. Turgeman stays with our company until the end of 2015. That bonus was paid to Mr. Turgeman at the beginning of 2016.

Annual Bonus (treated as salary costs in the company’s financial statements).	An annual bonus of up to NIS 89,360[3]. For 2015, Mr. Turgeman received a bonus of NIS 8,936.

Car Expenses, including lease costs, gas and maintenance, provided to the officers (treated as management and general costs in our company’s financial statements).	NIS 58,400 plus VAT	NIS 25,622 plus VAT

(1)	We have entered into an arrangement with Eurocom Communications and B Communications according to which Mr. Turgeman will provide management services to us, B Communications and Eurocom Communications. Each of Eurocom Communications, us and B Communications will pay 33% of Mr. Turgeman’s management services costs.
(2)	Mr. Tadmor’s compensation cost is divided equally between us and B Communications.

(3)	The variable portion of Mr. Turgeman’s compensation is an annual bonus of up to two months’ salary, according to a bonus plan with milestones which will be effective for three years ending December 31, 2015:

(a)	50% of the bonus will be paid if the effective financing ratio (finance expenses divided by the total debt) will be 95% or lower than the expected financing ratio for that year according to the planned budget approved by our Board of Directors.
(b)	40% of the bonus will be paid if our company or one of its publicly traded debentures receives a higher rating from a recognized credit rating agency, compared to the rating given in the previous year by the rating agency. The credit rating is an acceptable and essential measurement of our company’s financial strength and flexibility over the long term.
(c)	10% of the bonus will be paid if our company duly files its financial reports and its annual reports with the SEC within the time schedule set by the Board of Directors and in an appropriate manner.

During the year ended December 31, 2015, we paid to each of our external directors, as well as to our independent director, annual fees of NIS 68 thousands (approximately $17 thousands) and a per meeting attendance fee of NIS 1,860 (approximately $476). Such fees are paid based on the fees set forth in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors. All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors and audit committee attended.

In addition, our internal auditor, who is also deemed to be an "officer" in accordance with the Israeli Companies Law, received approximately NIS 28,800 for his services in 2015. Such costs are treated as management and general costs in our financial statements.

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

The external directors are elected for their first term of office by shareholders at a general meeting, provided that either:

●	The majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the external director; or

●	The majority of shares voting on the matter (not including abstentions) vote in favor of the external director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) that voted against the election of the external director does not exceed 2% of all of the voting rights in the company.

In general, external directors serve for a three-year term and may be reelected to two additional three-year terms if one of the following conditions is met:

●	One or more shareholders holding at least 1% of the voting rights in the company nominated the external director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the external director as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or

●	The board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an external director for a first term of office, as described above.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Indemnification of Office Holders

Under the Israeli Companies Law and the Israeli Securities Law, 5738-1968, or the Israeli Securities Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company’s office holder, either pursuant to an undertaking given by the company in advance of the act or following the act:

●	monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court. However, if a company undertakes to indemnify an office holder in advance of such a liability, the undertaking must be limited to foreseeable events based on the company’s activities when the company undertook such indemnification, and to amounts or standards that the board of directors has determined are reasonable under the circumstances;

●	reasonable litigation expenses, including attorneys’ fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either: no financial liability was imposed on the office holder in lieu of criminal proceedings, or a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to an alleged criminal offense that does not require proof of criminal intent;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

o	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

o	in a criminal action from which the office holder is acquitted, or

o	in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

●	a payment that the office holder is obligated to make to an injured party pursuant to Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with an administrative proceeding under the Israeli Securities Law, including reasonable litigation expenses and attorney fees.

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

On December 31, 2015, we had five employees who also provided services to B Communications. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good. We have entered into an arrangement with B Communications according to which our employees will provide services to both companies and each company will pay 50% of their compensation. We entered into a similar arrangement with B Communications and Eurocom Communications with respect to the management services supplied by Mr. Doron Turgeman to the three companies.

As of December 31, 2015, the Bezeq Group employed 12,615 persons, of whom 5,986 persons were employed by Bezeq, 2,679 persons were employed (or otherwise retained) by Pelephone, 1,966persons were employed by Bezeq International and 1,984 persons were employed by DBS.

As of December 31, 2014, the Bezeq Group employed 12,939 persons, of whom 5,964 persons were employed by Bezeq, 3,001 persons were employed (or otherwise retained) by Pelephone, 1,932 persons were employed by Bezeq International and 2,042 persons were employed by DBS.

As of December 31, 2013, the Bezeq Group employed 13,763 persons, of whom 6,576 persons were employed by Bezeq, 2,952 persons were employed (or otherwise retained) by Pelephone, 1,989 persons were employed by Bezeq International and 2,246 persons were employed by DBS.

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

As of April 18, 2016, none of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors. Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 12,413,307 ordinary shares of our company that are held by Eurocom Communications (925,000 of these shares are held directly by a joint account of Messrs. Shaul and Yossef Elovitch). Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record directly by Eurocom Communications. Mr. Shaul Elovitch may also deem to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. In addition, the above includes 8,300 shares that are held by other family members of Mr. Shaul Elovitch.

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

The following table sets forth certain information as of April 18, 2016, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Eurocom Communications (3)	11,325,701	58.98%
Messrs. Shaul and Yossef Elovitch (3)	12,250,701	63.80%
Yelin Lepidot (4)	987,792	5.14%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 19,203,186 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of April 18, 2016.

(3)	Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 12,250,701 ordinary shares of our company that are held by Eurocom Communications (925,000 of these shares are held directly by a joint account of Messrs. Shaul and Yossef Elovitch). Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record directly by Eurocom Communications. Mr. Shaul Elovitch may also deem to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. In addition, the above includes 8,300 shares that are held by other family members of Mr. Shaul Elovitch.

(4)	Based on a Schedule 13G filed by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. on January 6, 2016. Their address is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Significant Changes in the Ownership of Major Shareholders

In 2014, Eurocom Communications sold 1,645,000 of our ordinary shares in private transactions, and also sold 925,000 of our ordinary shares to a joint account of Messrs. Shaul and Yossef Elovitch.

Eurocom reported sales of our ordinary shares in its Schedules 13D/A filed on December 4, 2015, and on January 15 and January 22, 2016. According to the reports, in 2015, Eurocom sold 573,000 of our ordinary shares and in 2016, Eurocom sold 533,622 of our ordinary shares in private transactions in Israel.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 18, 2016, there were 22 holders of record of our ordinary shares, of which 18 record holders holding approximately 35% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 34.7% of our outstanding ordinary shares as of such date). According to the information available to us, we believe that we have approximately 968 beneficial holders in the United States.

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

In the ordinary course of business, some of our subsidiaries and affiliates engage in business activities with each other. Such business activities are primarily among Bezeq, other Bezeq Group companies and other Eurocom Group companies, such as Eurocom Digital, Eurocom Cellular, Spacecom, Satcom, and to a lesser extent other affiliated companies. Such business activities primarily relate to the provision, purchase or sale of communications and digital services and products, including the provision of satellite or broadcasting services, cellular and electronic products and equipment, and Internet and telephony services. The transactions among these related parties are made at prices and on terms equivalent to those charged in transactions with unrelated parties under similar conditions.

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

Certain Related Party Transactions

We and B Communications lease our principal offices from Eurocom Communications for an annual rent of NIS 59,000 (approximately $15,000) for each company. In addition, Eurocom Real Estate Ltd. provides us and B Communications with parking spaces for NIS 8,000 (approximately $2,000) a year for each company. Eurocom Digital provides us and B Communications with additional services, such as computing services for an annual fee of NIS 12,000 (approximately $3,000) for each company.

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

Execution Services Agreement with Eurocom Capital Finance Ltd.

In November 2007, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides us with various financial services. Under the agreement, Eurocom Capital handles the execution of investments in our capital, pursuant to direct instructions from our chief executive officer. In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. Eurocom Capital has agreed to act to preserve our financial resources according to a policy that will be set by our management and approved by the board of directors. We paid Eurocom Capital NIS 345,000, NIS 615,000 and NIS 433,000 (approximately $111,000) for the years ended December 31, 2013, 2014 and 2015, respectively.

Form F-3 Registration Statement

Pursuant to the 1999 registration rights agreements with Eurocom Communications, on December 9, 2015 we filed on behalf of Eurocom Communications, a registration statement on Form F-3 and a prospectus relating to the resale, from time to time, by Eurocom Communications, as the selling securityholder, of up to 2,880,000 of our ordinary shares. The registration statement became effective on December 14, 2015.

Agreements with B Communications

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

Recent Transactions in B Communications’ Shares

On June 17, 2014, we purchased 15,000 of B Communications’ ordinary shares and on January 13, 2016, we sold 575,000 of B Communications’ ordinary shares. We filed a Schedule 13D/A on January 14, 2016, to reflect these transactions that took place in Israel.

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

In the absence of special, qualitative considerations under the specific circumstances, a transaction that is in Bezeq’s regular course of business, is carried out in accordance with market conditions and has no material effect on the Bezeq Group, is deemed “insignificant” if all the following parameters exist:

●	The amount of the transaction does not exceed NIS 10 million;

●	Bezeq is not required to issue an immediate report for the transaction under applicable law; and

●	The transaction does not involve employment terms (within the meaning of the Israeli Companies Law) of an interested party or any relative thereof.

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

In accordance with a recent amendment to the Israeli Companies Law, Bezeq’s audit committee has determined that transactions of Bezeq or its subsidiaries (including DBS) with Bezeq’s controlling shareholders or in which Bezeq’s controlling shareholders have a personal interest, must be approved following a competitive process, which includes approaching three competitors that provide a similar service or product (subject to certain exceptions). The audit committee has determined standards for conducting such competitive process and certain types of transactions for which a different approval procedure shall apply.

Bezeq Group Transactions Deemed to be Significant

Approval date of Bezeq’s shareholders unless otherwise indicated	Nature of the transaction	Amount of the transaction
April 24, 2012	Approval of Bezeq's vote in the general meeting of DBS in favor of the agreement between DBS and Eurocom and ADB to acquire three yesMax Total converters in accordance with an existing framework agreement until December 31, 2014.	Total cost of $10 million

July 25, 2012	Approval of Bezeq's vote at the general meeting of shareholders of DBS in favor of DBS' agreement with Eurocom and ADB for the acquisition of yesMaxTotal converters in accordance with the existing framework agreement until December 31, 2014.	An additional cost of up to $3 million, to the extent required by the market situation

October 11, 2012	Amendment to and extension of Pelephone's agreement with Eurocom Cellular Communications Ltd. Under the amendment, the agreement that was approved at the general meeting on June 10, 2010 will be expanded to include products manufactured by the Chinese electronics manufacturer ZTE. The agreement will be extended by three years until December 31, 2015.	Annual scope of up to NIS 300 million

Approved by Bezeq's Board of Directors on April 25, 2013 in accordance with the Companies Regulations (Relief in Transactions with Interested Parties), 2000 ("the Relief Regulations for Transactions with Interested Parties")	Extension of the arrangements approved at Bezeq's general meeting on October 14, 2010, between Bezeq and DBS and between Bezeq International and DBS for reciprocal marketing of products and services until December 31, 2015.	The fees to be paid by the parties to each other will be in accordance with the criteria approved by the general meeting as part of the original approval for the agreement

May 8, 2013	Approval of Bezeq's vote at the general meeting of DBS in favor of DBS' agreement with Space Communications Ltd. ("Space Communications") for leasing space segments, in which the original agreement will be amended and extended. The agreement is valid until the end of 2028.	Total amount of up to $227 million (net including discounts for satellite segments leased in the existing agreement)

June 13, 2013	The amendment to Bezeq's three-year agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consultation services valid until May 31, 2016, unless one of the parties announces its intention to terminate the agreement with three months’ notice.	NIS 5.5 million per year

Approved by Bezeq's Board of Directors on November 6, 2013 in accordance with the relief regulations for transactions with interested parties	Amendment to and extension of DBS's agreement with Eurocom and ADB for acquisition of yesMaxTotal3 converters.	The total cost will be $10 million per year

January 27, 2014	Approval of Bezeq's vote at the general meeting of DBS in favor of DBS’s agreement with Eurocom and ADB for the acquisition of an additional quantity of yesMaxTotal converters and power supplies for yesMax HD converters, until June 30, 2015.	For converters: a total cost of $14 million In addition, there is an additional 2.42% of the price for the cost of the hard drive only, if there are changes due to an increase in hard drive prices

For power supplies: a total cost of $197,000

Approval date of Bezeq’s shareholders unless otherwise indicated	Nature of the transaction	Amount of the transaction
Approved by Bezeq's Board of Directors on February 27, 2013 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between DBS and Space Communications for lease of space segments, up to December 31, 2014.	NIS 920,000

Approved by Bezeq's Board of Directors on November 27, 2014 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between DBS and Space Communications for lease of space segments, up to December 31, 2014.	NIS 874,000.

January 14, 2015	Approval of Bezeq's vote at the general meeting of DBS in favor of DBS's agreement with Eurocom and ADB for the order of an additional quantity of yesMaxTotal converters, until December 31, 2015.	A total cost of $12 million and an additional price of up to 1.9% for the cost of the hard drive only, if there are changes due to an increase in hard drive prices

March 23, 2015	Acceptance of the terms established by the Commissioner in his approval of the merger on March 26, 2014, both by Bezeq and by DBS (in the context of Bezeq's vote in the general meeting of DBS) and announcement of the exercise, at no cost, of Bezeq's option for the allotment from DBS of 6,221 shares of DBS, representing 8.6% of the share capital of DBS. Bezeq's engagement in an acquisition agreement with Eurocom DBS was also approved, whereby Bezeq will acquire the entire holdings of Eurocom DBS in DBS shares and all the shareholder loans provided by Eurocom DBS to DBS.	The total cost is comprised of: a) total cash of NIS 680 million; b) total cash of up to NIS 200 million, subject to certain conditions; c) total cash of up to NIS 170 million, subject to certain conditions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

Bezeq makes provisions in its consolidated financial statements for certain of the legal proceedings to which it or other Bezeq Group companies is a party. These provisions are aggregated into groups based on the type of activity and claim. As of December 31, 2015, Bezeq has made an aggregate provision of NIS 146 million (see note 14) (approximately $37 million) for its pending litigation and the additional exposure as at December 31, 2015 for claims filed against the Bezeq Group companies on various matters which are unlikely to be realized, which amounts to NIS 5.5 billion (approximately $1.4 billion). There is also an additional exposure of NIS 4 billion (approximately $1 billion) for claims, the outcomes of which cannot yet be assessed. All amounts are linked to the CPI and are stated net of interest. The foregoing amounts do not include additional potential exposure that Bezeq may have attributable to pending motions to certify lawsuits as class actions that do not state the amount claimed if the motion is approved. Since December 31, 2015, additional claims in the amount of NIS 93 million (approximately $24 million) were filed against the Bezeq Group. In addition, claims in the amount of NIS 549 million (approximately $141 million) against the Bezeq Group were dismissed.

Our reporting policy is based on Bezeq’s reporting policy, which is based on considerations of quality and of amount. Bezeq has determined that the minimum reportable amount deemed to be material would be events affecting net profit by 5% or more of Bezeq’s ongoing operations according to its latest annual consolidated financial statements. Accordingly, this section describes (i) pending legal proceedings involving NIS 120 million or more, which meet the 5% of pretax profit standard according to the Bezeq financial results for the year ended December 31, 2015, (ii) legal proceedings in which the amount claimed is not stated in the statement of claim (except for claims that on their face do not reach the above amount), or (iii) claims that Bezeq believes have other aspects and/or implications beyond their monetary amount. The claims described below are updated in accordance with the updates we receive from the Bezeq Group companies and the public filings of Bezeq with respect to such claims.

Bezeq

Bezeq's reporting policy is based on considerations of quality and of amount. Bezeq decided that the bar for determining the amount for materiality would be events affecting Bezeq's net profit by 5% or more according to the latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 120 million or more (approximately NIS 90 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the amount of the bar above (or unless Bezeq believes the claim has other aspects or implications beyond its monetary amount). In regards to class actions, it is noted that submission of class actions in Israel does not involve payment of a filing fee as a portion from the amount of the claim. Accordingly, the amount of a claim in claims of this type may be significantly higher than the scope of true exposure for those claims.

Pending proceedings:

Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
February 2012	Claim against Bezeq, Pelephone and two other additional cellular companies	District Court (Jerusalem)	Action and request to approve it as a class action	The plaintiffs alleged that the Respondents do not offer the handicapped members of the public accessible handsets and services in a fitting manner, and that they are therefore in breach of the law and the regulations. In January 2014, a decision was made with the consent of the parties whereby the claim will be discussed together with another claim on the same matter, which was filed against other communication companies. In December 2015, an application was filed with the Court for approval of a settlement arrangement in a case at minimal cost to Bezeq.	361
July 2012 November 2012 (Two claims that were unified)	Two shareholders vs. Bezeq officers (including those that are no longer in office)	District Court (Tel Aviv, Economic Department)	Derivative claim and request to approve a derivative claim Declarative reliefs	It was argued that members of the Board of Directors were in breach of their duty of caution and fiduciary obligations towards Bezeq, by approving loans which were not used for Bezeq's benefit and were designated for the distribution of dividends, and were therefore in a conflict of interests. Alternatively, the Plaintiff alleges that the resolutions passed by the Board of Directors with respect to the aforementioned loans created a tax exposure for Bezeq due to the fact that the financing expenses are not recognized for tax purposes. Inter alia, declarative relief was requested for nullification of loans taken by Bezeq from the date of the change of control therein, and restitution of dividends by Bezeq's controlling shareholder.
On September 17, 2014, a decision was issued rejecting the two claims, since the court found that it was not proven that the respondents (officers) made their decisions in breach of their duty, or that they deviated from the confines of their prerogative, or that they damaged Bezeq.
				Two plaintiffs submitted appeals to the Supreme Court against the ruling, which was heard in November 2015 and awaiting a ruling.	900, one claim 2,640 (net) in the other
April 2013	Shareholder vs. Bezeq and Bezeq’s Controlling Shareholder, B Communications Ltd.	District Court (Tel Aviv, Economic Department)	Declarative relief claim	The Court was requested to declare that the controlling shareholder of Bezeq has a personal interest in the distribution of dividends distributed in 2013 with the approval of the general meeting, and to instruct Bezeq to publish information and documents, and to summon economy experts whose opinions were published by Bezeq.	**

Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
June 2013	A shareholder (the same shareholder that filed the claim in April 2013) against Bezeq and the (indirect) controlling shareholder of Bezeq, Eurocom Communications Ltd.	District Court (Tel Aviv, Economic Department)	Declarative relief claim	Request for a declarative ruling determining that the general meetings of Bezeq’s shareholders of April 24, 2013 and June 13, 2013 were illegally managed, and that the form of remuneration determined and approved in Bezeq’s general meeting of June 13, 2013 relative to the services of four Bezeq directors (as part of the management agreement with Eurocom) is illegal.

The deliberation on both proceedings was postponed until a final decision is made relative to the appeal to reject the request to approve the derivative claims indicated in row b above (in view of the similarity of the claims in the foregoing proceedings).
**
January 2015	Shareholder vs. Bezeq and Bezeq Officers	District Court (Tel Aviv, Economic Department)	Request to approve a class action	Claim for compensation of shareholders for losses, which according to the claim, were caused by "omissions by Bezeq to report to the Tel Aviv Stock Exchange (TASE) and to conceal material information from the investors", relative to two significant and material issues: the “Reduction of interconnection fees" and the "Reform in the wholesale market."

The members of the represented group are divided into two separate groups:

In regards to the reduction of interconnect fees - any person that purchased Bezeq shares (except the Respondents and/or their representatives) as of February 28, 2013 and held the shares until May 29, 2014; and in respect to the reform in the wholesale market - any person that acquired Bezeq shares (except the Respondents and/or their representatives) as of June 9, 2013 and held the shares (in whole or in part) until the date of submission of the claim or, alternatively, until January 15 to January 20, 2014.

Bezeq responded in its petition that it reported on these two matters by means of immediate reports to the public, as well as by its periodic reports (annual and quarterly reports), which included all the material and relevant information relative to these matters, and all reports were lawful.

Approximately NIS 2 billion (based on the Shortage of Money method) and, alternatively, approximately NIS 1.1 billion (according to the Approximate Shortage of Money) method.

Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
March 2015	Shareholder	District Court (Tel Aviv, Economic Department)	Motion for approval of a claim as a derivative claim, including a statement of derivative claim	The claim was fined against Bezeq, Mr. Shaul Elovitch, the controlling shareholder (indirectly) of Bezeq and Chairman of its Board of Directors, and Bezeq directors who voted for Bezeq's transaction under the application, as set out below ("the Respondents").

According to the allegations, Bezeq decided, through the Respondents, to enter into a transaction to purchase all the holdings and shareholders loans of Eurocom DBS in DBS in return for NIS 680 million in cash and contingent considerations of a further NIS 370 million.

The plaintiff claims that the consideration which is expected to be paid for the transaction is exorbitant and the decisions of the Respondents to enter into the transaction caused Bezeq great damage after they were in breach of their duty of care and fiduciary duties towards Bezeq and were negligent in their positions. The plaintiff also alleged that Bezeq's controlling shareholder violated his duty of fairness and that Bezeq was in breach of its duty of disclosure and reporting regarding the commitment of the trustee of Eurocom DBS's holdings in DBS to sell the holdings as of the end of March 2015.

In view of the foregoing, the plaintiff requested that the Court approve filing of a derivative claim on behalf of Bezeq against the Respondents for the damage allegedly incurred by Bezeq as a result of the Respondent's decisions with respect to the transaction of NIS 502 million.

On April 2, 2015, a similar application was filed with the same Court. However, on June 25, 2015, the Court dismissed this application due to the similarity of the applications. An appeal filed by plaintiff of this application to the Supreme Court was dismissed on January 12, 2016.

502

Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
August 2015	Customer vs. Bezeq	District Court (Tel Aviv)	Action and request to approve it as a class action	It was alleged that Bezeq abused its position as a monopoly to price its services in a manner that limits the ability of its competitors to offer fixed-line telephony services at competitive prices, among other things, by offering its customers fixed-line telephony services at the lowest price charged for infrastructure services only. In November 2014, the Antitrust Authority ruled that Bezeq abused its position as a monopoly and Bezeq filed an appeal with the Antitrust Tribunal against the ruling. The plaintiff argued that the damage to the public resulting from the above was estimated by reviewing the difference between the fixed-line telephony market price compared with the hypothetical price that would be charged in a market with weighted competition that would lead to reduced prices in the long term. According to the plaintiff's claims, the members of the represented group are all fixed-line telephony service subscribers, whether provided by Bezeq or its competitors, including through VoB technology, as of January 15, 2011 until the date of filing the application.

In November 2015, Bezeq filed a motion for a stay of proceedings in the case for reasons of pending proceedings at the Antitrust Tribunal, which is deliberating the issues of the same nature as those at the center of the approval application.

244

Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
November 2015	Customer vs. Bezeq	Central District Court	Action and request for certification as a class action	It was alleged that Bezeq abused its position as a monopoly by "preventing and blocking competition in general and effective competition in the Israeli communication market) and thereby causing damage to the Israeli public and earning unreasonable profits as a result of abusing its power as a monopoly. According to the plaintiffs' allegations, the damage caused by Bezeq to the communication market in Israel is expressed by Bezeq's excessive and unreasonable profits and they claimed damages of NIS 800 million, which they allege is based on 10% of Bezeq's surplus operating income stemming from abuse of its monopolistic power. Accordingly, the plaintiffs set the amount of the claim at NIS 556 million, after the amount was reduced in another action (an application for certification of a class action dated August 2015, which is described above, for NIS 244 million for claimed abuse of monopolistic power and refers to the Antitrust Commissioner's decision).	556

Legal proceedings which ended in the reporting period or by the date of publication of the report

Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in millions)
May 2005 December 2012	Individuals vs. the State of Israel, Israel Broadcast Authority and Bezeq Individuals vs. the State of Israel, Israel Broadcast Authority and Bezeq	District Court (Tel Aviv) District Court (Center)	Damages claims - Hillel Station Damage to property and finances claim Body injuries claim	Claim for damage to property and finances and physical injury, caused, according to the claim, as a result of prohibited radiation from the Hillel broadcasting station.

Property damage claim - on January 18, 2016, the court dismissed the claim.
Body injury claim - on January 12, 2016, in view of the agreement of the parties to the court's proposal, the court dismissed the claim for body injury without ordering costs.

				In regards to the two aforementioned claims, Bezeq discontinued its broadcasts from the station as requested by the State and the Broadcasting Authority, and from that date the site is no longer used for broadcasting.	23 **
June 2014	Customer vs. Bezeq	Regional (Haifa)	Action and request to approve it as a class action	According to the Plaintiff, a subscriber of Bezeq's Internet infrastructure, Bezeq does not allow existing subscribers to connect to its Internet infrastructure at the tariffs it offers to new subscribers for the same service. On August 11, 2015, the Court approved the plaintiff's withdrawal from the application for certification as a class action without ordering costs.	144

*	Part of the proceedings were originally filed also against additional defendants that were removed later on from the proceedings. The parties indicated in the table are according to the current situation.

**	The amount of the claim is not indicated, or the claim is not a financial claim.

Pelephone

Breakdown of proceedings for claims in material amounts and claims which could have material implications for Pelephone's operations:

Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
August 2010	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimant claims that Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The motion also contains relief for an order instructing Pelephone to cease charging its customers VAT for such services which they use outside Israel, and an order instructing that the moneys collected to date be refunded. In August 2014 the Court dismissed the application for recognition. As a class action. In October 2014 an appeal of the ruling was filed.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.
February 2012	Customer v. Pelephone, the Bezeq, Cellcom and Partner	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The action relates to the alleged failure to comply with the provisions of the law with respect to people with disabilities when rendering Bezeq's services. In December 2015 a settlement was signed between the parties to drop the suit in return for implementing a series of accessibility adjustments and benefits for people with disabilities set out in the settlement. This arrangement was submitted to the court and is awaiting approval.	Approximately 361 for all the defendants, without noting an amount for each of the defendants.

Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
May 2012	Customer v. Pelephone	District (Tel Aviv)	Civil class action	The claimant alleges that Pelephone does not inform customers wishing to subscribe for its services using a handset that was not purchased from Pelephone, that if the handset does not support the 850 MHz frequency, they will only get partial reception over one frequency rather than two. In March 2014, the court certified the claim as a class action, which was subsequent to Pelephone announcing its agreement (for reasons of efficiency) to conduct the claim as a class action, while retaining its arguments.	124
August 2012	Customer v. Pelephone, Partner and Cellcom	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that under the repair services provided by the defendants for a fee (payment per repair or a monthly fee for repair service), if a certain part in the handset must be replaced, the defendants do not provide the customer with the spare part in contravention of the law. The claimants also allege that the defendants reuse the replaced parts when providing repair services for other customers, thus ostensibly enriching themselves twice. The action also requests writs of mandamus and declaratory relief.	Approximately 120 for each of the defendants, in a total amount of 360.
November 2013	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not grant the same perks to all its customers, thereby distinguishing between those customers that they allege Pelephone considers to be highly valuable and others, which they claim is in breach of Pelephone's license and the law. They also request as remedy that Pelephone refrain from granting such perks. The case is in mediation proceedings between the parties.	300

Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
May 2015	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not offer "Walla Mobile" tracks to all its existing customers and those who join are subscribers who want to transfer to a different track, and that this in in violation of the provisions of the license that obligates equality, and thereby it misleads its customers.	The amount of the claim is not stated, but the application is estimated to be in millions of shekels.
August 2015	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that one of the communications companies made improper use of its database in violation of the Privacy Protection Law 1981, when it transferred or sold the customers' particulars to the other respondents, including Pelephone. The claim against Pelephone revolves mainly around the purchase or receipt of this information and its use for marketing purposes in a way that violates the provisions of the Communications Law regarding sending of spam. The applicant does not specifically mention the amount of the claim against Pelephone.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.
November 2015	Customer v. Pelephone and other cellular companies.	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that the pre-paid prices of the companies are higher than the post-paid prices, which is due to cartelization of the three companies in this market.	Approximately 2,800 with regard to Pelephone (and the total amount against the three companies is in excess of 13,000)

Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
December 2015.	Customer v. Pelephone	District (Lod)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone violates the mobility plan / rules in that, when attempting to move to another operator (the receiving operator) the applicant found out that she was deliberately blocked by Pelephone (the deserted operator) from moving. When calling Pelephone to clarify the issue, she alleges that she found out that reason for blocking her was an attempt to retain her and prevent her from moving to a competitor. In addition, injunctions are sought to prevent such blocking.	The amount of the claim is not stated, but the application is estimated in Tens of millions.
March 2016	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	Due to a widespread disruption of Pelephone’s network on March 21, 2016, which originated from a fire in one of its facilities, Pelephone’s customers were (fully or partially) denied the possibility of receiving services they were entitled to receive, including sending and receiving calls, messages and cellular Internet service.	Reimbursement of the pro rata payment paid by each customer plus an additional NIS 10 per private customer and NIS 1,010 per business customer.

Legal proceedings that ended during the Reporting Period

Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
May 2015	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone violated a settlement arrangement approved by the court in a ruling handed in another class action filed by the same applicant against Pelephone. The matter of the claimed violation is related to Pelephone sale of earphones. The applicant estimates the amount of the motion to be NIS 410 million. In January 2016 the plaintiff filed a motion to withdraw the claim and a ruling was issued approving the withdrawal.	410

Bezeq International

Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
2008	Customer v. Bezeq International and other international operators	District (Central)	A financial claim filed with a motion to certify it as a class action.	Four claims, which were consolidated to form one suit relating to the use of international phone cards for dialing to destinations in the Philippines, Thailand and Nepal. The plaintiffs, who are foreign workers, claimed that the phone cards provided an average of 50% of the time units indicated to the purchasers of the cards, and that Bezeq International also deducts call time for time unsuccessfully spent attempting to call someone, contrary to the declaration that it does not charge for units of round minutes, provides misleading information about the number of units on the card and formed a cartel with other international telecommunication companies regarding raising the prices for phone cards. The plaintiffs sought court recognition to file their claim as a class action on behalf of a group that includes anyone who purchased the relevant type of phone cards during the seven years prior to filing the claim and throughout the duration of the proceedings. The plaintiffs also petitioned the Court to order Bezeq International to cease its foregoing conduct. In November 2010, the Court recognized the motion to certify a class action on the grounds of deception. Nonetheless, the Court dismissed part of the causes of action and determined that the deception ended after the purchase of several phone cards. A request to appeal filed by Bezeq International was denied in September 2012 due to the settlement agreement signed between the other defendants in the proceedings and the plaintiffs.
					1,159
December 2011.	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action (certified since).	According to the plaintiffs, during October 2011, Bezeq International failed to provide its Internet customers with the browsing speed it had undertaken in the contract. The plaintiffs sought refund of the monthly fees and compensation for mental anguish.	120

Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
February 2012	Customer v. Bezeq International and other international operators	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	Similar to the foregoing in line A above, the plaintiffs alleged that the defendants misled customers who purchased overseas dialing services by means of pre-paid international phone cards, with respect to the number of minutes on the card.	2,700
January 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	They claimed that the Moreshet content filtering services that Bezeq International provides for its religious and traditional sector customers, for a fee, do not protect users from offensive content and that their exposure to such content caused them harm. The claimants also demanded that Bezeq International compensate the customers who purchased content filtering services and who were not offered the basic filtering service which is provided free of charge.
					Approximately 65, with the addition of NIS 1,000 for each member of the group, the size of which is unknown.
December 2015.	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants alleged that Bezeq International charged the listed customers for an overseas dialing plan at "premium prices" that were higher than the agreed price fixed in the communications plan. The plaintiffs contend that Bezeq International exceeded the applicability of the plan, fixed line destinations overseas and defined them as "premium destinations", without basis and by misleading customers.

					Not noted.

DBS

Date	Parties	Court	Type of Action	Details	Amount of Claim
March 2013	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.	The applicant claims that DBS disconnected customers from channel 5+ and reconnected them only after the customers contacted Bezeq and requested reconnection but continued collecting fees for the channel from those customers who did not contact them and were, therefore, not reconnected. The parties conducted negotiations to end the proceedings by settlement. In May 2015 the parties filed a motion with the court to approve a settlement under which DBS will grant the members of the class action group a benefit and will pay compensation to the class action plaintiff and his legal fees ("the Settlement Agreement"). In September 2015, the Attorney General's position regarding the settlement agreement was received according to which the settlement agreement should not be approved because it does not provide real compensation for the group members. During the hearing before the Court in December 2015 on the motion to approve the settlement arrangement, the Court suggested that the parties amend the settlement so that part of the group members will be given a higher credit to purchase DBS products and another part will not be given the benefit. In February 2016, DBS filed an amended recommendation to the Court that it grant a credit to part of the group members only in a higher amount (with two alternatives) in the different credit format than that suggested by the Court.	The applicant estimates the damage to himself at NIS 1,065 of which NIS 1,000 is non-monetary damage, but did not include a total amount for the suit.

Date	Parties	Court	Type of Action	Details	Amount of Claim
June 2014	Customer and apartment building representatives vs. DBS	District (Tel Aviv)	A financial claim filed with a motion (consolidated) to certify it as a class action.	The claimants allege that DBS unlawfully charged residents in apartment buildings (both subscribers and non-subscribers) for the electricity consumption for the satellite dishes and/or amplifiers and/or other devices that DBS uses that are located in these apartment buildings. The applicant also petitioned the Court to order DBS to refund the amount collected for electricity consumption as aforesaid.

The second lawsuit (that was originally filed with the District Court in Haifa, and was moved for hearing before the District Court in Tel Aviv in September 2014) includes a claim that DBS installed equipment in apartment buildings that operate on electricity and according to their claim, DBS connected the outside equipment without approval and consent of the apartment buildings in which the equipment was connected to the communal electricity and also consumed electricity without paying for it.

In October 2015, the Court consolidated the proceedings for certification and filing of consolidated statements.	NIS 80 million is for monetary and non-monetary damages allegedly caused due to the electricity consumption for DBS systems and an injunction ordering DBS to install electricity meters for measuring the electricity consumption of DBS’s systems. The costs were estimated in the motion to amount to NIS 44.6 million.

September 2014	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that electronic advertisements sent by DBS to its customers were in contravention of Section 30A of the Communications Law, in breach of DBS’s license and breach of the agreement between DBS and its customers. The applicants petitioned the Court for relief for the inconvenience caused to the customers of DBS, harassment, loss of time, etc. and relief in an amount that will be determined at the Court’s discretion, for the unlawful enrichment of DBS as a result of sending these messages.	NIS 402 million (with additional relief to be determined at the court's discretion).

Date	Parties	Court	Type of Action	Details	Amount of Claim
July 2015 September 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants allege discrimination against DBS customers who are not offered or given the best terms or the lowest price for the services they received from DBS; a claim of discrimination against new DBS customers over existing customers who are eligible for receiving a campaign or benefit for joining DBS; and a claim of discrimination of new members who are acquainted with the Bezeq's employees, over other new members. According to the allegations, these actions are contrary to DBS’s obligations under its license and by law to refrain from discriminating with regard to the price for the services it provides. The applicant requested that DBS compensate members of the group for the monetary difference between the price that each of them actually paid to DBS for the services, and the lowest price they could have paid for those services. In addition, the applicant requests that the Court order DBS to offer and provide its services to everyone requesting its services at the same terms and to publish them in its various publications. In September 2015, following the filing of another motion to certify a class action against DBS, the Court held that the two actions will be defined as related cases and in November 2015 the Court ordered the consolidation of two motions.	The applicant does not specify the amount of the claim, but the extent of the damage is estimated to be tens of millions of shekel.

The amount of the second claim is estimated by the applicants to be NIS 13 million plus monetary damages as will be awarded by the Court,

December 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.	A claim that DBS and HOT operate illegally by providing their customers with premium content services, (as part of the VOD service of DBS and HOT), that is provided under transactions for fixed periods and automatically renewable, while charging their customers for the service unilaterally, without the clients' consent and in violation of the law. The claimant alleges that DBS and HOT charge their customers illegal amounts while enriching themselves unjustly.	The applicants do not explicitly mention the amount of the claim, but believe that the conduct described provides DBS and HOT annual income of tens of millions of shekels.
April 2016	Customer v. DBS	District (Tel Aviv)	A claim filed with a motion to certify it as a class action.	A claim that DBS applied “freezing” a subscription for a limited time period and avoiding payment of subscription fees for such period, in a discriminatory and unreasonable term in a standard contract.	NIS 736 million

Legal proceedings which ended during the reporting period or by the date of publication of the report

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of Claim
A.	February 2015	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	It was claimed that the way subtitles are inserted in DBS's television broadcasts detract from the enjoyment of its hearing impaired customers. Thus, it is claimed that DBS misleads its customers regarding the quality of the service it provides and unjust enrichment. The applicant sought compensation for the alleged damages caused to users due to DBS's alleged deception. In July 2015 a ruling was issued according to which the Court approved the motion for withdrawal filed by the applicant, with DBS's agreement.	NIS 126 million

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

On May 21, 2015, B Communications declared a dividend of NIS 2.24 per share (approximately $0.58 cents) and approximately NIS 67 million (approximately $17 million) in the aggregate. Tax was withheld at a rate of 25%. Dividend amounts paid in U.S. dollars were converted from NIS based on the representative rate of exchange published by the Bank of Israel on June 1, 2015. The record date for the distribution of the dividend was June 2, 2015 and the payment date was June 16, 2015.

On August 31, 2015, B Communications declared a dividend of NIS 0.73 per share (approximately $0.19) and approximately NIS 22 million (approximately $6 million) in the aggregate. Dividend amounts paid in U.S. dollars were converted from NIS based upon the representative rate of exchange published by the Bank of Israel on September 16, 2015. The record date for the distribution of the dividend was September 16, 2015 and the payment date was September 29, 2015.

On November 19, 2015, B Communications declared a dividend of NIS 1.27 per share (approximately $0.32) and approximately NIS 38 million (approximately $10 million) in the aggregate. Dividend amounts paid in U.S. dollars were converted from NIS based upon the representative rate of exchange published by the Bank of Israel on December 10, 2015. The record date for the distribution of the dividend was December 10, 2015 and the payment date was December 23, 2015.

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

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2015.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ and the TASE.

	NASDAQ		TASE
	High	Low	High	Low

2011	$35.25	$10.42	NIS 124.00	NIS 38.41
2012	$11.71	$1.92	NIS 45.07	NIS 7.79
2013	$14.97	$2.65	NIS 53.00	NIS 9.91
2014	$11.24	$6.37	NIS 39.33	NIS 23.20
2015	$12.12	$4.01	NIS 47.22	NIS 15.68

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low
2014
First Quarter	$10.14	$6.63	NIS 35.51	NIS 23.20
Second Quarter	$11.24	$9.00	NIS 39.33	NIS 31.12
Third Quarter	$10.50	$8.76	NIS 35.46	NIS 31.57
Fourth Quarter	$9.99	$6.37	NIS 37.22	NIS 24.45

2015
First Quarter	$6.52	$4.02	NIS26.35	NIS15.68
Second Quarter	$5.43	$4.01	NIS21.68	NIS15.83
Third Quarter	$8.36	$4.61	NIS32.82	NIS17.66
Fourth Quarter	$12.12	$7.97	NIS47.22	NIS31.17

2016
First Quarter	$17.82	$9.50	NIS65.45	NIS37.67
Second Quarter (through April 18)	$15.32	$13.32	NIS57.90	NIS49.10

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

November 2015	$12.12	$10.25	NIS47.22	NIS40.05
December 2015	$11.81	$10.68	NIS44.94	NIS41.41
January 2016	$11.25	$9.5	NIS42.67	NIS37.67
February 2016	$14.19	$11.12	NIS55.55	NIS40.04
March 2016	$17.82	$13.62	NIS65.45	NIS50.70
April 2016 (through April 18)	$15.32	$13.32	NIS57.90	NIS49.10

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Articles of Association, of our company which has been filed as an exhibit to this Annual Report and which is incorporated by reference, and to Israeli law.

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

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our Articles of Association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested unless such proposal, arrangement or contract is in the ordinary course of business or the majority of directors are personally interested in such proposal, arrangement or contract. In the event the majority of the members of the board of directors have a personal interest in the proposed transaction, approval of our shareholders at a general meeting is required. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our compensation committee and, unless exempted under the regulations promulgated under the Israeli Companies Law, our shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then the approval of our shareholders requires that either:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

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

General Corporate Tax Structure

The applicable Israeli company income tax rate was 25% in 2012 and 2013. In 2014 and 2015, the applicable income tax rate increased to 26.5% and commencing on January 1, 2016, the tax rate was reduced to 25%.

Tax on Capital Gains of Shareholders

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2012, the Real Gain accrued on the sale of our Shares is generally taxed at a rate of 25% for corporations (24% in 2011) and a rate of 25% for individuals (20% in 2011).Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company), the tax rate will be 30% (25% in 2011).However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax. Generally, a semi-annual detailed return, including a computation of the tax due should be submitted to the Israeli Tax Authorities and a tax advance amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the tax advance should not be paid, if all tax due was withheld at the source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder. Capital gains are also reportable on annual income tax returns.

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

UNITED STATES FEDERAL INCOME TAXATION

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

●	dealers or traders in securities, commodities or currencies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	financial institutions, and insurance companies;

●	tax-exempt organizations;

●	certain former citizens or residents of the United States;

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

●	persons who hold the ordinary shares through partnerships or other pass-through entities;

●	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

●	investors that actually or constructively own 10% or more of our shares by vote or value, or

●	investors holding ordinary shares as part of a straddle, an appreciated financial position, a hedging transaction or a conversion transaction.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, or any U.S. state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our ordinary shares. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ADSs and warrants in their particular circumstances.

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

For purposes of this summary, a U.S. Holder is:

●	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is not a U.S. Holder.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

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

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are distributed, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss. If dividends received in NIS are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS and converting NIS into U.S. dollars.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares will be a foreign source income tax that is eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against U.S. income tax in determining such tax liability). The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally are treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for purposes of computing the U.S. foreign tax credit. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The U.S. rules relating to the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently a maximum of 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The reduced rate does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The reduced rate also does not apply to dividends received from a PFIC (see discussion below), in respect of certain hedged positions, or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale or other Disposition of Ordinary Shares

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

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such sale of other disposition. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss. A foreign tax credit for foreign taxes imposed on capital gains may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and it is possible that the ability of a U.S. Holder to claim a foreign tax credit for any such Israeli tax will be limited. You should consult your tax advisor to determine whether, and to what extent, you will be entitled to this credit.

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

Passive Foreign Investment Companies

If we were to be classified as a PFIC, in any taxable year, a U.S. Holder would be subject to special rules intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.  We will be treated as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets for this purpose is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to you as a U.S. Holder of ordinary shares, whether you own your ordinary shares directly or indirectly. Accordingly, you are urged to consult your own tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, nor do we expect to become a PFIC in the foreseeable future.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC in any future taxable year.

If we are treated as a PFIC for any taxable year, dividends on our ordinary shares would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect to “mark to market” your ordinary shares, as described below:

●	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

●	the amount allocated to the current taxable year, and to any taxable years in your holding period prior to the first day in which we were treated as a PFIC will be treated as ordinary income in the current year, and

●	the amount allocated to each prior taxable year during which we are considered a PFIC would be subject to tax at the highest individual or corporate tax rate, as the case may be, for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year.

If we are a PFIC and any of our non-U.S. subsidiaries is also a PFIC, you will generally be treated as owning a proportionate amount (by value) of the underlying shares of each such subsidiary PFIC. We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC.

A U.S. Holder may make a mark-to-market election only if our ordinary shares are “regularly traded” on a “qualified exchange.”  In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the Tel Aviv Stock Exchange and the NASDAQ. However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for a subsidiary PFIC, if you make a mark-to-market election you may continue to be subject to the PFIC rules with respect to your indirect interest in any PFICs we own.

If you elect to mark to market your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of your ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares has depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over their fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Your adjusted tax basis in your ordinary shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election has been made, in a year in which we are classified as a PFIC, would be treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). The source of such gain or loss would be U.S.-source for purposes of the foreign tax credit limitation.  Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, would be capital gain or loss.

If you own our ordinary shares during any year in which we are a PFIC, you may be required to file an IRS Form 8621 with respect to our company, typically with your federal income tax return for that year.  U.S. Holders should consult their own tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules to them, including the application of the mark-to-market election.

Net Investment Income Tax

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Certain Reporting Requirements with Respect to Payments of Offer Price

U.S. Holders paying more than $100,000 for our ordinary shares generally will be required to file IRS Form 926 reporting the payment of the Offer Price for our ordinary shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

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

Foreign Asset Reporting

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding its reporting obligation.

Any U.S. Holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional U.S. information reporting requirements.

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

Effects of Currency Fluctuations

B Communications’ net exposure to changes in foreign currency exchange rates (primarily the U.S. dollar) was NIS 277 million (approximately $71 million) at December 31, 2015. The exposure primarily consists of the outstanding balance of $773.1 million par value Senior Secured notes. As at December 31, 2015, B Communications held 5 Cross Currency Swap hedge transaction in the amount of $725 million that partially hedged its exposure with regards to its Senior Secured Notes and NIS 464 million (approximately $119 million) of marketable securities denominated in foreign currencies (primarily the U.S. dollar). Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an increase or decrease in its yearly financial income of NIS 3 million ($1 million).

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

Bezeq's total net exposure to changes in foreign currency exchange rates was NIS 995 million (approximately $255 million) at December 31, 2015. Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an increase or decrease in Bezeq's yearly financial income of NIS 10 million ($3 million).

Effects of Changes in Interest Rates and the Israeli Consumer Price Index

Our total net exposure to changes in the Israeli CPI was NIS 672 million (approximately $172 million) at December 31, 2015. The exposure relates to NIS 1.1 billion (approximately $275 million) of our outstanding debentures that are partially hedged by forward contracts on the Israeli CPI in the amount of NIS 380 million (approximately $97 million) and our investment of NIS 27 million (approximately $7 million) of CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial expense of NIS 7 million (approximately $2 million).

B Communications' total net exposure to changes in the Israeli CPI was 56 million (approximately $14 million) at December 31, 2015. The exposure primarily consists of a tax liability in the amount of NIS 79 million (approximately $20 million). As of December 31, 2015, B Communications also holds forward contracts based on the Israeli CPI in the amount of NIS 70 million (approximately $18 million) and NIS 65 million (approximately $17 million) of CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in B Communications' yearly financial income of NIS 1 million.

The Bezeq Group’s total exposure to changes in the Israeli CPI was NIS 7 billion (approximately $1.8 billion) at December 31, 2015. The exposure primarily consists of Bezeq's debentures which are linked to the CPI. As of December 31, 2015, Bezeq holds forward contracts on the Israeli CPI in the amount of NIS 2 billion (approximately $518 million). Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in the Bezeq Group's yearly financial expense of NIS 50 million ($7 million).

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. As of December 31, 2015, we had NIS 38 million (approximately $10 million) in cash and cash equivalents and NIS 239 million (approximately $61 million) in marketable securities (not including the amounts of B Communications or Bezeq).

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

Bezeq’s Exposure to Market Risks

Bezeq is exposed to market risks, mainly as a result of changes in interest rates, exchange rates, inflation, the prices of raw materials and equipment, and the prices of securities. Bezeq seeks to hedge against such risks in accordance with a financial exposure management policy adopted by its Board of Directors. Pursuant to that policy, Bezeq takes partial hedging actions depending on the circumstances and its own judgment, primarily for reducing its exposure to changes in the Israeli CPI and foreign currency exchange rates. Bezeq monitors and reviews the Bezeq Group’s exposure management every month, including, when necessary, making recommendations for change, if required, in the exposure management.

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

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and principal financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and principal financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and principal financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

Changes in Internal Control over Financial Reporting

The acquisition of all the outstanding shares of DBS represents a material change in internal controls over financial reporting since the previous assessment of the effectiveness of internal controls over financial reporting made by the Company's management. In light of the complexity and scope of DBS activities, the use of separate accounting systems and internal control procedures by DBS, as well as in order to ensure our ability to evaluate the internal controls over the financial reporting of DBS in the best possible manner, our management decided to adopt the concession granted in accordance with the directives of the SEC, so that the first-time implementation of the assessment of the effectiveness of internal controls and procedures of DBS will begin on December 31, 2016. With the exception of the DBS acquisition, there were no changes in our internal control over financial reporting during the period covered by the Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the principal financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics is available for viewing on our website at www.igld.co.il. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

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

Year Ended December 31,
Services Rendered	2014	2015

Audit fees and audit-related fees (1)(2)	NIS 5,565,000	NIS 6,662,000
Tax fees and all other fees (3)	NIS 1,751,000	NIS 1,277,000
Total	NIS 7,316,000	NIS 7,939,000

(1)	Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit and audit services provided in connection with other statutory and regulatory filings.

(2)	Audit related fees are the aggregate fees billed for assurance and related services that are not reported under audit fees.

(3)	Tax fees are the aggregate fees billed for professional services rendered for tax compliance and tax advice.

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

No ordinary shares of our company were purchased by us or on our behalf or by any affiliated purchaser during 2015.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)

1.2	Amended and Restated Articles of Association of the Registrant (2)

2.1	Specimen of Share Certificate (1)

2.2	Terms of Convertible Debentures Traded on Tel Aviv Stock Exchange (3)

2.3	Form of B Communications Ltd. Series A Debenture Certificate for Notes issued in March 2007 and May 2007 (4)

4.1	Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman (1)

4.2	English Translation of the Terms of the Bezeq – DBS Merger Agreement. (5)

4.3	Share Purchase Agreement between the Registrant and Norisha Holdings Limited dated June 27, 2013. (6)

4.4	Amendment No. 1 to the Share Purchase between the Registrant and Norisha Holdings Limited dated May 29, 2014. (7)

4.5	Form of Indenture dated February 19, 2014 between B Communications and Mishmeret Trust Company (8)

4.6	Intercreditor Agreement dated February 19, 2014, between B Communications and Mishmeret Trust Company (9)

4.7	Form of Indenture entered into on February 23, 2013, between the Registrant and Reznik Paz Nevo Trusts Ltd. (10)

4.8	English translation of Bezeq Control Permit issued by the Prime Minister of Israel and Israeli Minister of Communications to members of the Eurocom Group on April 13, 2010 (11)

4.9	English translation of Credit Agreement dated February 11, 2010 between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Amitim (Senior Pension Funds), Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd. and Union Bank of Israel (as Lenders) (11)

4.10	English translation of Loan Agreement dated February 18, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. group (11)

4.11	English translation of Addendum and Amendment No. 1 the Credit Agreement dated February 11, 2010, dated April 14, 2010, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee), Bank Leumi le-Israel BM, Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd., HSBC Bank PLC, First International Bank of Israel Ltd., Union Bank of Israel, Central Benefits Fund of Histadrut Employees Ltd. (under special management), Makefet Fund Pension and Provident Center - AS Ltd. Pension Fund, Makefet Fund Pension and Provident Center - AS Ltd. (under special management) – Other-Purpose Funds, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) - Pension Fund, Mivtachim The Workers Social Insurance Fund Ltd. (under special management) Illness and Accident Provident Fund, Hadassah Employees Pension Fund Ltd. (under special management), “Egged” Members Pension Fund Ltd. (under special management) – Pension Track and “Egged” Members Pension Fund Ltd. (under special management) – Full Pension Track (as Lenders) (11)

4.12	English translation of Addendum and Amendment No. 2 the Credit Agreement dated February 11, 2010, dated June 26, 2011, between B Communications (SP2) Ltd. and Bank Hapoalim Ltd. (as Lender, Facility Agent and Security Trustee) and the other Lenders (12)

4.13	English translation of Addendum and Amendment No. 1 the Loan Agreement dated February 18, 2010, dated April 14, 2010, between B Communications (SP1) Ltd. and entities within the Migdal Insurance and Financial Holdings Ltd. Group (11)

4.14	English translation of Deed of Trust dated August 31, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd. (12)

Exhibit	Description

4.15	English translation of Addendum to the Deed of Trust of August 31, 2010 dated September 26, 2010 between the Registrant and Reznik, Paz, Nevo Trustees Ltd. (12)

4.16	Officers’ Compensation Policy (13)

8	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, a member firm of KPMG International.

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (Registration No. 333-10576), and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Registrant’s Report on Form 6-K for the month of April 2005 submitted to Securities and Exchange Commission on April 11, 2005, and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006, and incorporated herein by reference.

(5)

Previously filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of March 2015, submitted to Securities and Exchange Commission on March 18, 2015, and incorporated herein by reference.

(6)	Previously filed as Exhibit 99.1 to the Registrant’s Schedule 13D/A filed with respect to holdings in B Communications on June 27, 2013, and incorporated herein by reference.
(7)	Previously filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of May 2014, submitted to Securities and Exchange Commission on May 29, 2014, and incorporated herein by reference.

(8)	Previously filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K for the month of February 2014 submitted to Securities and Exchange Commission on February 19, 2014, and incorporated herein by reference.

(9)	Previously filed as Exhibit 99.3 to the Registrant’s Report on Form 6-K for the month of February 2014 submitted to Securities and Exchange Commission on February 19, 2014, and incorporated herein by reference.

(10)	Previously filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of March 2014 submitted to Securities and Exchange Commission on March 21, 2014, and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

(12)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, and incorporated herein by reference.

(13)	Previously filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K for the month of September 2013 submitted to Securities and Exchange Commission on September 30, 2013, and incorporated herein by reference.

Internet Gold – Golden Lines Ltd.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Internet Gold – Golden Lines Ltd.

We have audited the accompanying consolidated statements of financial position of Internet Gold- Golden Lines Ltd. (hereinafter - “the Company”) and its subsidiaries as of December 31, 2014 and 2015 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2014 and 2015 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements as of and for the year ended December 31, 2015 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

April 18, 2016

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as of

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2014	2015	2015
	Note	NIS	NIS	US$
Assets
Cash and cash equivalents	5	732	619	159
Restricted cash	13B(1)	65	155	40
Investments including derivatives	6	3,406	1,774	454
Trade receivables, net	7	2,227	2,058	527
Other receivables	7	242	270	69
Inventory		96	115	30
Assets classified as held-for-sale		52	16	4

Total current assets		6,820	5,007	1,283

Long-term trade receivables	7	566	674	173
Property, plant and equipment	8	6,572	7,197	1,844
Intangible assets	9	5,908	7,118	1,824
Deferred expenses and investments	10	635	643	165
Broadcast rights	11	-	456	117
Investments in equity-accounted investee (mainly loans)	12	1,057	25	6
Deferred tax assets	19	-	1,290	331

Total non-current assets		14,738	17,403	4,460

Total assets		21,558	22,410	5,743

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as of (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
		December 31		(Note 2D)
		2014	2015	2015
	Note	NIS	NIS	US$
Liabilities
Bank loans and credit and debentures	13	1,561	2,219	568
Trade and other payables	14	1,421	1,717	440
Related party	12B	-	233	60
Current tax liabilities	19	671	705	180
Provisions	15	62	100	26
Employee benefits	18	259	378	97
Total current liabilities		3,974	5,352	1,371

Bank and institutional loans and debentures	13	13,419	13,215	3,387
Employee benefits	18	233	240	61
Other liabilities including derivatives		262	227	58
Provisions	15	69	46	12
Deferred tax liabilities	19	835	729	187
Total non-current liabilities		14,818	14,457	3,705

Total liabilities		18,792	19,809	5,076

Equity	23
Total equity attributable to equity holders of the Company		(183)	(93)	(24)
Non-controlling interests		2,949	2,694	691
Total Equity		2,766	2,601	667

Total liabilities and equity		21,558	22,410	5,743

Date of approval of the financial statements: April 18, 2016

/s/ Doron Turgeman	/s/ Itzik Tadmor
CEO	Principal Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Income for The Year Ended December 31

(In millions, except per share data)

					Convenience
					translation into
					U.S. dollars
					(Note 2D)
		2013	2014	2015	2015
	Note	NIS	NIS	NIS	US$

Revenues	24	9,563	9,055	9,985	2,559

Cost and expenses
Depreciation and amortization		2,014	1,873	2,131	546
Salaries	25	1,874	1,771	1,960	502
General and operating expenses	26	3,586	3,371	3,878	994
Other operating expenses (income), net	27	57	(535)	3	1

		7,531	6,480	7,972	2,043

Operating income		2,032	2,575	2,013	516

Financing (income) expenses	28
Finance expenses		931	1,329	759	194
Finance income		(535)	(635)	(164)	(42)

Financing expense, net		396	694	595	152

Income after financing expenses, net		1,636	1,881	1,418	364

Share of loss (income) in equity - accounted investees	12	252	170	(12)	(3)

Income before income tax		1,384	1,711	1,430	367

Income tax	19	524	667	347	89

Net income for the year		860	1,044	1,083	278

Income (loss) attributable to:
Owners of the Company		26	(103)	87	22
Non-controlling interests		834	1,147	996	256

Net income for the year		860	1,044	1,083	278

Earnings (loss) per share	30
Basic income (loss) per share		1.33	(5.38)	4.54	1.16

Diluted income (loss) per share		1.26	(5.50)	4.47	1.15

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Comprehensive Income for the year ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2013	2014	2015	2015
	NIS	NIS	NIS	US$
Net income for the year	860	1,044	1,083	278

Items of comprehensive income (loss), net of tax	6	(36)	7	2

Total comprehensive income for the year	866	1,008	1,090	280

Attributable to:
Owners of the Company	27	(110)	89	23
Non-controlling interest	839	1,118	1,001	257

Total comprehensive income for the year	866	1,008	1,090	280

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(In millions except share data)

	Attributable to owners of the Company
	Share capital
	Number of Shares(1)	Amount	Share premium	Treasury shares	Other reserves(2)	Accumulated deficit	Total	Non-controlling interest	Total equity
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2013	19,203,186	*	658	(169)	(177)	(404)	(92)	3,572	3,480

Changes during 2013:
Share-based compensation in subsidiary	—	—	—	—	—	—	—	29	29
Exercise of options in subsidiary	—	—	—	—	(18)	—	(18)	130	112
Acquisitions non-controlling interest	—	—	—	—	(3)	—	(3)	(10)	(13)
Dividends to non-controlling interests	—	—	—	—	—	—	—	(1,321)	(1,321)

Other comprehensive income	—	—	—	—	(4)	5	1	5	6
Net income for the year	—	—	—	—	—	26	26	834	860
Comprehensive income for the year	—	—	—	—	(4)	31	27	839	866

Balance as at December 31, 2013	19,203,186	*	658	(169)	(202)	(373)	(86)	3,239	3,153

(*)	Represent an amount less than NIS 1.

(1)	Net of treasury shares.
(2)	Including reserve from transaction with non-controlling interests.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(In millions except share data)

	Attributable to equity holders of the Company
	Share capital

	Number of Shares(1)	Amount	Share premium	Treasury shares	Other reserves(2)	Accumulated deficit	Total	Non-controlling interest	Total equity
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2014	19,203,186	*	658	(169)	(202)	(373)	(86)	3,239	3,153

Changes during 2014:
Share-based compensation in subsidiary	—	—	—	—	—	—	—	(1)	(1)
Exercise of options in subsidiary	—	—	—	—	(1)	—	(1)	14	13
Transactions with non-controlling interest	—	—	—	—	14	—	14	10	24
Dividends to non-controlling interests	—	—	—	—	—	—	—	(1,431)	(1,431)

Other comprehensive income	—	—	—	—	(8)	1	(7)	(29)	(36)
Net income for the year	—	—	—	—	—	(103)	(103)	1,147	1,044
Comprehensive income for the year	—	—	—	—	(8)	(102)	(110)	1,118	1,008

Balance as at December 31, 2014	19,203,186	*	658	(169)	(197)	(475)	(183)	2,949	2,766

(*)	Represent an amount less than NIS 1.

(1)	Net of treasury shares.
(2)	Including reserve from transaction with non-controlling interests.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(In millions except share data)

	Attributable to equity holders of the Company									Convenience
	Share capital							Non-		translation
	Number of		Share	Treasury	Other	Accumulated		controlling	Total	into US$
	Shares(1)	Amount	premium	shares	reserves (2)	deficit	Total	interest	equity	(Note 2D)
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2015	19,203,186	*	658	(169)	(197)	(475)	(183)	2,949	2,766	709

Changes during 2015:
Exercise of options in subsidiary	-	-	-	-	1	-	1	18	19	5
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,274)	(1,274)	(327)

Other comprehensive income	-	-	-	-	2	-	2	5	7	2
Net income for the year	-	-	-	-	-	87	87	996	1,083	278
Comprehensive income for the year	-	-	-	-	2	87	89	1,001	1,090	280

Balance as at December 31, 2015	19,203,186	*	658	(169)	(194)	(388)	(93)	2,694	2,601	667

(*)	Represent an amount less than NIS 1.

(1)	Net of treasury shares.
(2)	Including reserve from transaction with non-controlling interests.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2013	2014	2015	2015
	NIS	NIS	NIS	US$

Cash flows from operating activities
Net income for the year	860	1,044	1,083	278

Adjustments:
Depreciation and amortization	2,014	1,873	2,131	546
Profit from the sale of Coral Tell Ltd. shares	-	(582)	-	-
Profit from consolidating an investee	-	-	(12)	(3)
Share of losses of equity accounted investees	252	170	(12)	(3)
Finance expenses, net	523	791	626	160
Capital gain, net	(94)	(124)	(136)	(35)
Income tax expenses	524	667	347	89
Others	7	(8)	(13)	(3)

Change in inventory	9	28	(20)	(5)
Change in trade and other receivables	653	547	323	83
Change in trade and other payables	24	(41)	(271)	(69)
Changes in provisions	(19)	(63)	18	5
Changes in employee benefits	2	3	110	28
Change in other liabilities	11	4	4	1
Net income tax paid, net	(625)	(527)	(534)	(138)

Net cash provided by operating activities	4,141	3,782	3,644	934

Cash flows from investing activities
Investment in intangible assets and deferred expenses	(186)	(194)	(311)	(80)
Proceeds from the sale of property, plant and equipment	312	230	151	39
Change in investments, net	(182)	(1,485)	1,638	419
Purchase of property, plant and equipment	(1,042)	(1,081)	(1,324)	(339)
Net proceeds from the sale of Coral Tell shares	-	596	-	-
Deposits to restricted cash, net	-	(65)	(90)	(23)
Proceeds from (acquisition of) non-current investments	9	(19)	-	-
Cash from gaining control over investee			299	77
Other	56	29	18	5

Net cash provided by (used in) investing activities	(1,033)	(1,989)	381	98

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2013	2014	2015	2015
	NIS	NIS	NIS	US$

Cash flows from financing activities
Proceeds from issuance of debentures and loans received	1,667	4,330	1,010	259
Repayment of debentures and loans	(2,048)	(4,054)	(2,358)	(604)
Interest paid	(710)	(755)	(826)	(212)
Dividends to non-controlling interests	(1,987)	(1,431)	(1,274)	(327)
Payments to Eurocom DBS	-	-	(680)	(174)
Increase of holdings in a subsidiary	75	-	-	-
Other	(2)	(18)	(10)	(3)

Net cash used in financing activities	(3,005)	(1,928)	(4,138)	(1,061)

Net increase (decrease) in cash and cash equivalents	103	(135)	(113)	(29)
Cash and cash equivalents as at the beginning of the year	764	867	732	188

Cash and cash equivalents as at the end of the year	867	732	619	159

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

Internet Gold–Golden Lines Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is: 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2015, comprise the Company and its subsidiaries (together referred to as the Group). The Company holds the majority of the outstanding shares of B Communications Ltd. ("B Communications"). The Company is a subsidiary of Eurocom Communications Ltd. (“Eurocom” or “the Parent Company”) and its ultimate parent is Eurocom Holdings (1979) Ltd.

On April 14, 2010, B Communications completed the acquisition of 30.44% of the outstanding shares of Bezeq - The Israel Telecommunications Corp. Limited. (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel-Aviv stock exchange.

On February 1, 2016, after the balance sheet date, B Communications sold 115,500,000 shares of Bezeq for NIS 8.5 per share or NIS 982 (4.18% of the outstanding shares of Bezeq). B Communications retained a 26.34% ownership interest in Bezeq, following the closing of the transaction. For de facto control over Bezeq, see note 12F.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for to be issued by the Company’s Board of Directors on April 18, 2016.

B.	Definitions

In these financial statements-

(1)	The Company: Internet Gold – Golden lines Ltd.

(2)	The Group: Internet Gold – Golden lines Ltd. and its subsidiaries, as listed in Note 12 - Investees.

(3)	B Communications: B Communications Ltd. and its subsidiaries, as listed in Note 12 - Investees.

(4)	Bezeq: Bezeq - The Israel Telecommunication Corp. Limited.

(5)	Bezeq Group: Bezeq The Israel Telecommunication Corp. Limited and its subsidiaries, as listed in Note 11- Investees.

(6)	DBS: DBS Satellite Services (1998) Ltd.

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

For the convenience of the reader, the reported NIS figures as at December 31, 2015, have been presented in dollars, translated at the representative rate of exchange as at December 31, 2015 (NIS 3.902 = US$ 1.00). The dollar amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

*	Financial instruments, including financial derivative instruments, measured at fair value recognized through profit or loss.
*	Inventories measured at the lower of cost and net realizable value.
*	Financial assets classified as available-for-sale measured at fair value.
*	Equity-accounted investments.
*	Deferred tax assets and liabilities.
*	Provisions.
*	Liabilities for employee benefits.
*	Liabilities for payment of contingent consideration in a business combination.

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies. The methods used to measure fair value are specified in Note 17E.

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

Significant estimates and judgments made when applying accounting policies and changes in these estimates and assumptions that could potentially have a material effect on the financial statements are as follows:

Subject	Main assumptions	Possible implications	Reference
Useful life of property, plant and equipment and intangible assets	Useful life of property, plant and equipment and intangible assets	Change in the value of property, plant and equipment and intangible assets and in depreciation and amortization expenses	Note 8 and Note 9
Fair value measurement of the Company's investment in DBS prior to gaining control in DBS	Assumption of expected cash flows from the operations of DBS, discount rate and assumptions about the identity of the relevant market participant.	Change in profit/loss from gaining control	Note 12
Attribution of excess cost arising from acquisition of control in DBS	Assumption of expected cash flows from identifiable assets in the business combination, timing of recognition, and scope of the deferred tax asset for carry-forward losses	Change in the value of identifiable tangible and intangible assets in the business combination and changes in the value of goodwill	Note 12
Fair value measurement of contingent consideration in a business combination	Assumption of expected cash flows and assumption of DBS's losses for tax purposes.	Change in the value of a liability for contingent consideration recognized in a business combination	Note 12

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

F.	Use of estimates and judgments (cont'd)

Subject	Main assumptions	Possible implications	Reference
Deferred taxes	Assumption of projected future realization of the tax asset in the future, including assumptions for the use of carry-forward losses in DBS.	Recognition or reversal of deferred tax asset in profit or loss	Note 19
Uncertain tax positions	The Group’s uncertain tax positions and the risk of incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience	Recognition of additional or open income tax expenses	Note 19
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim and recognition of income/expense, respectively	Note 15 and Note 20
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash generating units	Recognition of impairment loss	Note 9
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and turnover	Increase or decrease in the post-employment defined benefit obligations	Note 18

G.	Determination of fair value

When preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities. Further information about the assumptions made in determining fair values is disclosed in Note 17E regarding fair value.

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

In view of the consolidation of DBS as from March 23, 2015, as described in Note 12, below is a description of the accounting policy for the consolidation of DBS in these financial statements:

A.	The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.
B.	The Group recognized goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.
C.	The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree's equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration.
D.	In the step acquisitions, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income or expenses.
E.	Costs associated with the acquisition that were incurred by the Group in the business combination such as advisory, legal, valuation and other professional or consulting fees were recognized as expenses in the period the services are received.
(2)	Transactions eliminated on consolidation

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

D.	Broadcast rights

Broadcast rights are recognized at cost, net of rights exercised. The costs of rights to broadcast acquired content include the amounts paid to the rights provider, plus direct costs for preparing the rights to the broadcast. Broadcast rights are amortized in accordance with the actual broadcasts of the total number of expected broadcasts based on the management's estimate or broadcasts permitted under the agreement (the part that is unamortized at the end of the agreement term is amortized in full upon its termination), or on a straight line basis in accordance with the term of the rights agreement or the economic life, whichever is shorter. The net change of broadcast rights is presented in the cash flows statements as adjustments to net income in operating activities.

E.	Property, plant and equipment

(1)	Recognition and measurement

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

E.	Property, plant and equipment (cont'd)

(3)	Depreciation

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

The estimated useful lives for the current period are as follows:

	Useful life	Principal depreciation rate (%)
Fixed line and international network equipment (switches, transmission, power)	4-12	12
Network	12-33	6
Subscriber equipment and installations	4-6	20
Equipment and infrastructure for multichannel television	3-15	14
Vehicles	6-7	15
Office and general equipment	5-14	15
Electronic equipment, computers and internal communication systems	3-7	24
Cellular network	4-15	13
Buildings	25	4
Submarine communications cable	4-25	4

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

G.	Intangible assets

(1)	Goodwill and brand name

Goodwill and brand names that arise upon the acquisition of subsidiaries are included in intangible assets. Subsequent to initial recognition, brand name (Bezeq CGU, Bezeq international CGU and Pelephone CGU) and goodwill are measured at cost less accumulated impairment losses. Goodwill and brand names are measured at least once a year to assess impairment.

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

Rights to frequencies refer to frequencies assigned to Pelephone for cellular activities, after it won the dedicated tenders of the Ministry of Communications. Depreciation of the asset is recognized in the statement of income on the straight-line basis over the allocation of frequencies term, which started from the use of the frequencies. The 4G frequencies (LTE) are amortized over a period of 10 years. The 3.5G frequencies (UMTS / HSPA) are amortized over a period of 13 years and seven months.

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

Amortization, except for goodwill, brand name (excluding brand acquired in DBS business combination) and customer relationships, is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill and brand name are not systematically amortized but are tested for impairment at least once a year.

Customer relationships are amortized according to the economic benefit expected from those customers each period based on their expected churn rate, which results in accelerated amortization during the early years of the relationship.

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Frequency usage rights	Over the term of the license for 10 to 14 years starting from the first use of the frequencies
Computer programs and software licenses	3 - 10 years according to the term of the license or the estimated time of use of the program
Customer relationships	5 - 12 years
Brand acquired in a business combination	12
Other rights	2 - 6 years according to the useful lives

Amortization methods and useful lives are reviewed at least once a year and adjusted if appropriate.

H.	Leased assets

Leases, including leases of land from the Israel Land Administration, where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are measured at cost less accumulated amortization and impairment losses.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

H.	Leased assets (cont'd)

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

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

A. The fulfillment of the arrangement is dependent on the use of a specific asset or assets.

B. The arrangement contains rights to use the asset.

If, in accordance with these terms, the Group determines that the agreement does not contain a lease, the agreement is accounted for as a service agreement and payments for the service are recognized in profit or loss on a straight-line basis, over the service period.

I.	Right of use of capacities

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

J.	Inventory

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

K.	Impairment (cont'd)

(2)	Non-financial assets (cont'd)

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

L.	Employee benefits

(1)	Post-employment benefits

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

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value, and the fair value of any plan assets is deducted. The calculation is performed annually by a qualified actuary. The discount rate is the yield at the reporting date on high-quality linked corporate debentures denominated in NIS, with maturity dates approximating the terms of the Group’s obligations.

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

The Group elected to recognize the interest costs that were recognized in profit or loss under financing expenses.

Remeasurement of the net defined benefit liability comprises actuarial gains and losses and the return on plan assets (excluding interest). Remeasurements are recognized immediately directly in retained earnings through other comprehensive income.

When the benefits of a plan are improved or curtailed, the portion of the increased benefit relating to past service by employees or the gain or loss on curtailment are recognized immediately in profit or loss when the plan improvement or curtailment occurs.

(2)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on high-quality linked corporate debentures denominated in NIS, with maturity dates approximating the terms of the Group’s obligations. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

L.	Employee benefits (cont'd)

(4)	Short-term benefits (cont’d)

In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

M.	Provisions

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

Note 20 describe the amount of additional exposure due to contingent liabilities that are likely to be realized.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

M.	Provisions (cont'd)

(3)	Warranty

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

N.	Revenues

Revenues are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

(1)	Equipment sales

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

(3)	Reporting gross or net revenues

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

O.	Financing income and expense

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

P.	Income tax expense

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

P.	Income tax expense (cont'd)

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

Q.	Earnings per share

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

R.	Dividend

An obligation relating to a dividend proposed or declared after the reporting date is recognized only in the period in which the declaration was made (approved by the general shareholders' meeting). In the statement of cash flows, dividend paid is presented as part of cash flows used in financing activities.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

S.	New standards and interpretations not yet adopted

Standard	Subject	Implementation and transition provisions	Expected effects
IFRS 9 (2014), Financial Instruments	IFRS 9 (2014) replaces the requirements included in IAS 39 regarding classification and measurement of financial assets and financial liabilities, hedge accounting, and impairment of financial instruments.	IFRS 9 (2014) will be effective for annual periods starting from January 1, 2018. Early application is permitted. IFRS 9 (2014) will be applied retrospectively, except for a number of exemptions.	The Group is examining the effects of adopting IFRS 9 (2014) on the financial statements.
IFRS 15, Revenues from Contracts with Customers	IFRS 15 replaces current guidelines for revenue recognition and presents a new model for recognition of revenues from contracts with customers. The model includes five steps for analyzing transactions to determine the timing and amount of revenue recognition. IFRS 15 also establishes new and more extensive disclosure requirements.	IFRS 15 (2014) will be effective for annual periods starting from January 1, 2018. Early application is permitted. IFRS 15 includes various alternatives for the transition guidelines, so that companies may choose one alternative upon initial application.	The Group is examining the effects of adopting IFRS 15.
IFRS 16, Leases

The standard replaces the previous instructions under IAS. For lessees, IFRS 16 eliminates the current classification of leases as either operating leases or finance leases and introduces a single lessee accounting model for all leases on a balance sheet (other than a number of exceptions), which are substantially similar to the accounting treatment for finance leases today. By contrast, the accounting treatment in the lessors' financial statements is expected to remain the same as the accounting treatment today.

In addition, the standard establishes new and expanded disclosure requirements, both by lessors and by the lessees.

		The standard will be effective for annual periods starting from January 1, 2019. Early application is possible, provided that the Company also applies IFRS 15, Revenue from Contracts with Customers.	The Group will examine the effects of IFRS 16.
Amendments to IAS 38 Intangible Assets	The amendment to IAS 38 introduces a rebuttable presumption that a revenue-based amortization method for intangible assets is inappropriate. The purpose of the amendment is to restrict the use of revenue-based amortization, and therefore companies that want to continue amortizing an intangible asset using that method will have to show that the revenue and consumption of the economic benefits are highly correlated.	The amendments are to be applied on a prospective basis for annual periods beginning on or after January 1, 2016 with earlier application being permitted.	In the opinion of the Group, application of the amendments will have no material effect on the financial statements.

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

The Group’s investment in DBS was accounted for using the equity method up to March 23, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 12B below. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

Based on the above, the business segments of the Group are as follows:

-	Bezeq - The Israel Telecommunication Corp. Ltd.: fixed line domestic communications
-	Pelephone Communications Ltd.: cellular communications
-	Bezeq International Ltd.: international communications, internet services and network end point
-	DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the "Other" item. Other operations include call center services (Bezeq Online) and online shopping and classified ads, (through Walla). These operations are not reported as reporting segments as they do not fulfill the quantitative thresholds.

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

After DBS became a wholly-owned subsidiary of the Company on June 24, 2015, the Company updated the internal management reporting structure for financing income for the shareholders loans that were provided to DBS. Accordingly, the Company restated financing income under the separate interim financial information. As from 2015, the Company no longer recognizes financing income for the shareholders loans under the financing income of the fixed-line domestic communications segment. Financing expenses in the multichannel television segment include financing expenses for the loans without any change. The comparative figures were restated to reflect the change in the reporting structure: financing income in the amount of NIS 213 was eliminated in the fixed-line domestic communications segment for the year ended December 31, 2014, and NIS 226 in the year ended December 31, 2013.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

A.	Operating Segments (cont’d)

	Year ended December 31, 2015
	Domestic fixed–line communications	Cellular communications	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	4,122	2,831	1,485	1,774	197	(440)	9,969
Inter-segment revenues	285	59	93	-	24	(445)	16
Total revenue	4,407	2,890	1,578	1,774	221	(885)	9,985
Depreciation and amortization	725	419	132	322	13	520	2,131
Segment results- operating income	2,148	157	240	250	(15)	(767)	2,013
Finance income	30	53	7	32	17	25	164
Finance expenses	(362)	(4)	(15)	(635)	(2)	259	(759)
Total finance income (expense), net	(332)	49	(8)	(603)	15	284	(595)
Segment profit (loss) after finance expenses, net	1,816	206	232	(353)	-	(483)	1,418
Share in profit (loss) of equity-accounted investee	-	-	-	-	(2)	14	12
Segment profit (loss) before income tax	1,816	206	232	(353)	(2)	(469)	1,430
Income tax	492	55	60	1	-	(261)	347
Segment results - net profit (loss)	1,324	151	172	(354)	(2)	(208)	1,083
Additional information:
Segment assets	7,311	3,269	1,160	1,667	661	5,251	19,319
Goodwill	-	-	6	-	10	3,050	3,066
Investment in equity-accounted investee	-	-	4	-	7	14	25
Segment liabilities	12,117	513	343	6,685	104	47	19,809
Investments in property, plant and equipment and intangible assets	837	419	127	281	33	(80)	1,617

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
	2013	2014	2015
	NIS	NIS	NIS

Revenue
Revenue from reporting segments	11,355	10,964	10,649
Revenue from other segments	262	226	221
Elimination of revenue from inter-segment sales except for revenue from sales to an associate reporting as a segment	(421)	(411)	(445)
Elimination of revenue for a segment classified as an associate	(1,633)	(1,724)	(440)
Consolidated revenue	9,563	9,055	9,985

	Year ended December 31,
	2013	2014	2015
	NIS	NIS	NIS

Profit or loss
Operating income for reporting segments	3,094	2,934	2,795
Elimination of expenses from a segment classified as an associate	(268)	(273)	(59)
Financing expenses, net	(396)	(694)	(595)
Share in the losses (profit) of equity-accounted investees	(252)	(170)	12
Profit (loss) for operations classified in other Categories	(4)	629	44
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(768)	(644)	(545)
Other adjustments	(22)	(71)	(222)
Consolidated profit before income tax	1,384	1,711	1,430

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (cont'd)

	December 31,
	2014	2015
	NIS	NIS

Assets
Assets from reporting segments	15,061	13,417
Assets attributable to operations in other categories	703	676
Goodwill not attributable to segment assets	2,665	3,050
Investment in an equity-accounted investee (mainly loans) reported as a segment	1,026	14
Cancellation of assets for a segment classified as an associate	(1,820)	-
Inter-segment assets	(681)	1,165
Assets resulting from the Bezeq PPA, net	3,106	2,561
Assets attributable to a non-reportable segment	1,498	1,527

Consolidated assets	21,558	22,410

	December 31,
	2014	2015
	NIS	NIS

Liabilities
Liabilities from reporting segments	19,941	19,658
Liabilities attributable to operations in other categories	107	104
Cancellation of liabilities for a segment classified as an associate	(6,484)	-
Inter-segment liabilities	(692)	(5,494)
Liabilities resulted from the Bezeq PPA, net	837	678
Liabilities attributable to a non-reportable segment	5,083	4, 863

Consolidated liabilities	18,792	19,809

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Cash and Cash Equivalents

As of December 31, 2014 and December 31, 2015, cash and cash equivalents include mainly bank deposits with a maturity of up to 90 days.

Note 6 - Investments including Derivatives

	December 31,
	2014	2015
	NIS	NIS

Current investments
Financial assets held for trading	2,691	1,151
Bank deposits	710	556
Monetary funds and others	5	67
	3,406	1,774

Financial assets held for trading include investments in ETFs, and marketable securities Investments in financial assets held for trading and monetary funds are designated for trading and are presented at fair value as at the reporting date. ETFs at Bezeq were exercised in January 2016, deposits at Bezeq are repayable until April 2016, and investments at Bezeq are exercisable in 2016.

Note 7 - Trade and Other Receivables

A.	Composition of trade and other receivables

	December 31,
	2014	2015
	NIS	NIS

Trade receivables, net
Outstanding debts	986	841
Credit cards and checks receivable	343	434
Unbilled receivables	250	240
Current maturities of long-term receivables	632	534
Related parties	16	9
Total trade receivables	2,227	2,058
Other receivables and current tax assets
Prepaid expenses	103	135
Other receivables	113	119
Current tax assets	26	16
Total other receivables	242	270
Long-term trade and other receivables
Trade receivables- open debts (1)	531	509
Long term receivables (from real estate sales) and others	35	165
	566	674
	3,035	3,002

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Trade and Other Receivables (cont'd)

A.	Composition of trade and other receivables (cont'd)

(1)	Discounted interest rates for long-term trade payables are based the estimated credit risk of trade payables. The discounted interest rates used by the Bezeq Group in 2015 are 3.4% - 4.6% (in 2014: 3.6% - 4.3%).

Long-term trade and other receivables are repayable until 2019.

B.	Change in provision for doubtful debts during the year

	December 31
	2014	2015
	NIS	NIS

Balance at January 1	38	15
Impaired loss recognized	30	34
Lost debts	(53)	(32)
Balance at December 31	15	17

C.	Aging of trade receivables

The aging of trade receivables at the reporting date was as follow:

	December 31, 2014		December 31, 2015
	Gross	Impairment	Gross	Impairment
	NIS	NIS	NIS	NIS

Current	2,596	(1)	2,367	(1)
Past due up to one year	118	(5)	159	(5)
Past due one to two years	31	(5)	29	(5)
Past due more than two years	28	(4)	29	(6)
	2,773	(15)	2,584	(17)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 - Property, Plant and Equipment

		Switching
		Transmission,		Multi-		Office
		power,		channel		equipment,
		Cellular,		equipment		computers
	Land and	And satellite	Network	and	Subscriber	and
	buildings	equipment	equipment	infrastructure	equipment	vehicles	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Cost
Balance as at January 1, 2014	1,004	4,100	4,798	-	792	842	11,536
Additions	43	328	453	-	203	82	1,109
Disposals (including transfers to assets held for sale)	82	(3)	-	-	(17)	(42)	20
Balance as at December 31, 2014	1,129	4,425	5,251	-	978	882	12,665

Balance as at January 1, 2015	1,129	4,425	5,251	-	978	882	12,665
Additions	41	527	254	164	225	71	1,282
Consolidation of subsidiary	16	-	-	749	-	36	801
Disposals (including transfers from assets held for sale)	(141)	-	-	-	-	-	(141)
Balance as at December 31, 2015	1,045	4,952	5,505	913	1,203	989	14,607

Depreciation and impairment losses
Balance as at January 1, 2014	241	1,810	2,018	-	429	497	4,995
Depreciation for the year	72	567	246	-	158	97	1,140
Disposals (including transfers to assets held for sale)	-	(2)	-	-	(14)	(26)	(42)
Balance as at December 31, 2014	313	2,375	2,264	-	573	568	6,093

Balance as at January 1, 2015	313	2,375	2,264	-	573	568	6,093
Depreciation for the year	76	576	222	189	197	96	1,356
Disposals (including transfers to assets held for sale)	(39)	-	-	-	-	-	(39)
Balance as at December 31, 2015	350	2,951	2,486	189	770	664	7,410

Carrying amounts
As at January 1, 2014	763	2,290	2,780	-	363	345	6,541
As at December 31, 2014	816	2,050	2,987	-	405	314	6,572
As at December 31, 2015	695	2,001	3,019	724	433	325	7,197

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 - Property, Plant and Equipment (cont’d)

A.	The residual value of the Bezeq Group’s copper cables is assessed at the end of each reporting period. The residual value is NIS 190 and NIS 140 as at December 31, 2014 and December 31, 2015, respectively. The change in the residual value resulted primarily from the price of copper.

B.	Bezeq Group companies review the useful life of the property, plant and equipment through the depreciation committees, in order to determine the estimated useful life of their equipment. The change is not expected to have a material impact on the depreciation expenses of the Group. Following the findings of the committees, minor changes were made in the estimated useful life of certain assets.

C.	Most of the real estate assets used by the Bezeq Group are leased under a capitalized finance lease from the Israel Lands Administration for 49 years beginning as of 1993, with an option for an extension of another 49 years. The lease rights are amortized over the term of the lease period.

D.	In 2013, Bezeq started to install a national fiber-optic network that will reach as close as possible to customer homes. The investment in assets that are not yet operational amounts to NIS 294 as of December 31, 2015.

E.	At the reporting date, there are commitments to purchase property, plant and equipment in the amount of NIS 75 (in 2014: NIS 88).

F.	In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq - The Israel Telecommunication Corp. Ltd.), 1997, approval from the Minister of Communications is required to confer rights in some of Bezeq's assets (switches, cable network, transmission network, and information and databases).

G.	In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

(1)	A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

(2)	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

H.	For information about pledges for loans and borrowings, see Note 13.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets

						Subscribers
						acquisition
		Customer	Brand	Computer		costs and
	Goodwill	relationships	name	software	Licenses	other	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Cost
Balance as at January 1, 2014	2,825	5,163	1,310	1,137	350	223	11,008
Acquisitions or additions from independent development	-	-	-	162	-	15	177
Loss of control	(132)	-	(86)	-	-	-	(218)
Impairment	(12)	-	-	-	-	-	(12)
Balance as at December 31, 2014	2,681	5,163	1,224	1,299	350	238	10,955

Balance as at January 1, 2015	2,681	5,163	1,224	1,299	350	238	10,955
Acquisitions or additions from independent development	-	-	-	188	96	28	312
Business combination	385	790	347	148	-	-	1,670
Disposals	-	-	-	-	-	(51)	(51)
Balance as at December 31, 2015	3,066	5,953	1,571	1,635	446	215	12,886

Amortization and impairment losses
Balance as at January 1, 2014	-	3,384	42	641	109	219	4,395
Amortization for the year	-	471	10	163	28	16	688
Loss of control	-	-	(36)	-	-	-	(36)
Balance as at December 31, 2014	-	3,855	16	804	137	235	5,047

Balance as at January 1, 2015	-	3,855	16	804	137	235	5,047
Amortization for the year	-	447	22	242	31	20	762
Disposals	-	-	-	-	-	(41)	(41)
Balance as at December 31, 2015	-	4,302	38	1,046	168	214	5,768

Carrying amounts
As at January 1, 2014	2,825	1,779	1,268	496	241	4	6,613
As at December 31, 2014	2,681	1,308	1,208	495	213	3	5,908
As at December 31, 2015	3,066	1,651	1,533	589	278	1	7,118

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

Total value of goodwill attributable to each cash-generating unit:

	December 31
	2014	2015
	NIS	NIS
Domestic fixed-line communications	1,283	1,548
Cellular telephone	1,205	1,205
Multi-channel television (DBS)	-	120
International communications and internet services	181	181
others	12	12
Total	2,681	3,066

Goodwill impairment testing by B Communications

For the purpose of impairment testing, goodwill is allocated to the Company’s cash generating units (“CGU”) which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes. Several goodwill balances result from the requirement to recognize a deferred tax liability on business combination, calculated as the difference between the tax effect of the fair value of the acquired assets and liabilities, and their tax bases. For the purpose of testing this goodwill for impairment, any of the related deferred tax liabilities recognized on acquisition that remain at the balance sheet date are treated as part of the relevant CGU. The annual impairment test date is December 31.

The recoverable amount of each CGU was based on the Discounted Cash Flow method under the Income Approach. Value in use of the traditional voice and broadband CGUs was determined by discounting the future cash flows generated from the continuing use of the CGUs and was based on the following key assumptions:

Domestic fixed line communications (Bezeq Fixed Line) -

The value in use for the Group’s domestic fixed line CGU was calculated using the future discounted cash flow method, based on the expected cash flow for the next five years. The expected cash flow is based on results of the domestic fixed-line communications segment in recent years, taking into account the effect of opening up the wholesale market in 2015. The revenue forecast is based on assumptions about the number of users and average revenue per user of internet infrastructure, the number of users and average revenue per user of telephony services, and revenue from transmission, data communication and other revenue. The main assumption underlying the forecast is that the wholesale market will function properly and will provide effective competition to the infrastructure owners. In addition, the effect of the elimination of the structural separation on the domestic fixed-line communication segment was not taken into account.

The operating, sales, marketing and investment expenses were adjusted for domestic-fixed line communication operations. The price of nominal capital used is 7.5% (after tax). In addition, it was assumed that the permanent growth will be 1%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record impairment of a fixed line domestic communications cash-generating unit.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

Cellular telephone (Pelephone) -

The value in use for the Group’s cellular CGU (Pelephone) was calculated using the future discounted cash flow method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in recent years, such that future growth and market shares are affected by directions in the cellular market, such as price competition, regulation and the scope of operations of the new cellular operators. The revenue forecast is based on assumptions regarding the number of users, average revenue per user, and sales of terminal equipment. The main assumption underlying the forecast is the recovery in Pelephone's business activity as from 2017, due to the expected stabilization of the market and the start of competitive balance. In addition, the valuation included synergies on the Group revenue level based on the high certainty of the structural separation in the long term.

The operating, sales, marketing and investment expenses were adjusted for Pelephone's volume of operations. The cost of nominal capital used is 10% (after tax). In addition, it was assumed that the permanent growth will be 2.5%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record impairment of a cellular communication cash-generating unit.

Multi-channel television (DBS) -

The value in use for the Group’s multichannel television CGU was calculated using the discounted cash flow method, based on the expected cash flow for the next five years. The expected cash flow is based on the results of DBS in recent years, such that future growth and market shares are affected by directions in the multichannel television market, such as competition, regulation, and the entry of new players. The revenue forecast is based on assumptions regarding the number of users and average revenue per user. The main assumption underlying the forecast is erosion in market share and a decrease in average revenue per user due to the expected increase in competition in the coming years.

The operating, sales, marketing and investment expenses were adjusted for the volume of operations of DBS. The price of nominal capital used is 8.5% (after tax). In addition, it was assumed that the permanent growth will be 1%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record impairment of a multichannel television cash-generating unit.

International communications and Internet services (Bezeq International) -

The value in use for the Group’s International communications and Internet services CGU was calculated using the discounted cash flow method, based on the expected cash flow for the next five years. The expected cash flow is based on the results of Bezeq International in recent years, such that future growth and market shares are affected by directions both in the International communications and Internet services markets, such as competition, regulation, and the wholesale market. The revenue forecast is based on assumptions regarding the number of users and average revenue per user. The main assumption underlying the forecast is erosion in market share and a decrease in average revenue per line (“APRL”) due to the expected increase in competition in the coming years as a result of the wholesale market in the Internet services business line along with the decrease in the revenues of International communications business as a result of increased use of cellular phones and other communication solutions.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

The operating, sales, marketing and investment expenses were adjusted for the volume of operations of Bezeq International. The price of nominal capital used is 11% (after tax). In addition, it was assumed that the permanent growth will be 1%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record impairment of the International communications and Internet services cash-generating unit.

Note 10 - Deferred Expenses and Non-Current Investments

	December 31
	2014	2015
	NIS	NIS
Deferred expenses	364	358
Non-current investments	271	285

	635	643

A.	Deferred expenses include prepaid expense amounts for acquisition of an indefeasible right of use (IRU) of seabed cable capacities. The prepaid expense is amortized on a straight-line basis up to 2022 and 2027 according to the period set out in the agreements.

B.	Non-current investments include a bank deposit for loans to the Company's employees with a redemption date that has yet to be determined and a deposit for hedge transactions.

Note 11 - Broadcast Rights, Net of Rights Exercised

	December 31
	2014	2015
	NIS	NIS

Cost	-	621
Less rights exercised	-	(165)

Total	-	456

As at December 31, 2015, DBS has agreements for the acquisition of broadcast rights. In 2015, acquisition of these broadcast rights amounted to NIS 189.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees

A.	Material subsidiaries held directly and indirectly by the Company

1.	General

	Principal
	location of the
	company's	Ownership
	activity	interest
B Communications Ltd.	Israel	66.71%

Subsidiaries of B Communications Ltd.
B Communications (SP1) Ltd. and B Communications (SP2) Ltd. (1)	Israel	100%
Bezeq - The Israel Telecommunication Corp. Limited	Israel	30.56%
Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited.

Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
DBS	Israel	100%
Walla! Communications Ltd.	Israel	100%

(1)	Held by B Communication (SP1) Ltd.

2.	Details of Group entities

a.	B Communications Ltd.
B Communications Ltd., is a majority-owned subsidiary of the Company. B Communications is the sole shareholder of B Communications (SP1) Ltd. which holds B Communications (SP2) Ltd. which directly holds the Bezeq controlling interest.

b.	Bezeq- The Israel Telecommunications Corp. Ltd.

Bezeq is controlled by SP2 which holds 30.03% of Bezeq’s outstanding shares. An additional 0.53% of Bezeq outstanding shares are held by B Communications. Bezeq is the largest communications group in Israel.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont'd)

A.	Material subsidiaries held directly and indirectly by the Company (cont’d)

2.	Details of Group entities (cont’d)

f.	Walla! Communications Ltd.

Walla! is wholly owned by Bezeq. Walla! provides internet, management and media services for a range of populations.

3.	Dividend paid by Bezeq to non-controlling interests during 2015 was in the amount of NIS 1,232 (in 2014: NIS 1,431).

4.	Bezeq’s Dividend Distribution Policy

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

Following Bezeq’s Board of Director's resolution on February 10, 2015 regarding its engagement with Eurocom DBS for the acquisition of the full holdings of Eurocom DBS in DBS, Bezeq’s Board of Directors determined that the revaluation gains, which were expected to arise in accordance with accounting principles, will be excluded from the dividend policy and will not be distributed as a dividend. These gains amounted to NIS 12.

In 2014 and 2015, Bezeq declared and paid the following dividends in cash:

	2014	2015
	NIS	NIS
Distribution of a regular dividend (see section B4 above)
2015 (NIS 0.65 per share)	-	1,777
2014 (NIS 0.76 per share)	2,069	-
	2,069	1,777

B.	Business combination with DBS Satellite Services (1998) Ltd. ("DBS") that occurred in the period

1.	As at December 31, 2014, Bezeq held 49.78% of the share capital of DBS and options that conferred the right to 8.6% of DBS’s shares, which Bezeq was unable to exercise. Accordingly, Bezeq accounted for its investment in DBS in accordance with the equity method.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont'd)

B.	Business combination with DBS Satellite Services (1998) Ltd. ("DBS") that occurred in the period (cont’d)

On March 26, 2014, Bezeq received the decision of the Antitrust Authority, according to which, under the terms set out in the decision, the merger between Bezeq and DBS ("the Merger") would be permitted.

On February 10, 2015, a subcommittee of Bezeq’s Board of Directors' that was established for this matter, Bezeq's audit committee and Bezeq's Board of Directors approved Bezeq's entry into a transaction with Eurocom DBS. In the transaction, Bezeq agreed to acquire the entire holdings of Eurocom DBS in DBS ("the Acquisition Transaction"), which represented 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS. It was further decided that prior to the Acquisition Transaction, Bezeq would exercise the option granted, at no cost, for the allotment of 8.6% of the issued capital of DBS.

Under the terms of the Acquisition Transaction, Bezeq was required to pay Eurocom DBS NIS 680 in cash on the closing date, against acquisition of the shares and shareholder loans held by Eurocom DBS. Under the terms of the Acquisition Transaction Eurocom DBS will also be entitled to two contingent payments, as follows: a contingent payment of up to NIS 200 will be paid in accordance with the amount of the carryforward losses of DBS used for tax purposes and a second contingent payment of up to NIS 170 will be paid in accordance with the business results of DBS in three years following the closing.

On March 23, 2015, the general meeting of Bezeq's shareholders approved the merger terms and the exercise the option, and Bezeq's entry into the Acquisition Transaction, as described above. Subsequently, Bezeq and DBS announced the acceptance of the merger terms, and on March 25, 2015, Bezeq exercised the option to acquire 8.6% of the issued capital of resulting in Bezeq holding 58.4% of the issued capital of DBS. Accordingly, Bezeq has consolidated the financial statements of DBS as of March 23, 2015 (the date that the general meeting of Bezeq approved the exercise of the option to acquire DBS shares). In view of the Bezeq's holding of 49.78% of DBS shares prior to gaining control, the acquisition transaction was accounted for in the financial statements as a step acquisition.

Bezeq's agreement with Eurocom DBS for the acquisition of the entire holdings of Eurocom DBS in DBS was subject to the approval of the Ministry of Communications. This approval was received unconditionally on June 23, 2015, and on June 24, 2015, the transaction was completed. On the completion date, Bezeq transferred the cash consideration of NIS 680 to Eurocom DBS and Eurocom DBS transferred its DBS shares to Bezeq and assigned to Bezeq its entire rights in the shareholders loans of DBS. On completion of the transaction, DBS became a wholly owned subsidiary (100%) of Bezeq.

As at December 31, 2015, Bezeq has a liability to Eurocom DBS for the first contingent payment of NIS 204 (including accrued interest) and NIS 29 for the second contingent payment.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12- Investees (cont'd)

B.	Business combination with DBS Satellite Services (1998) Ltd. ("DBS") that occurred in the period (cont’d)

2.	Prior to the acquisition of control, Bezeq presented its investment in shares, share options and loans to DBS, according to their fair value based on a valuation by an independent assessor. In accordance with the valuation, the value of Bezeq's investments prior to acquisition of control was estimated at NIS 1.076 billion. Accordingly, Bezeq recognized a profit of NIS 12 from the gaining control under other operating income in the income statement.

The valuation was based on the income approach, whereby the discounted cash flow method was applied on the basis of the forecasted cash flow for 2015 through to 2019. The cash flow forecast was based on DBS’ results for 2011-2014 and the three months ended March 31, 2015. In the valuation, it was assumed that the market share of DBS was expected to remain stable and would be 42%-43% throughout the years of the forecast. It was also assumed that gradual erosion in the Average Revenue Per User (“ARPU”) of DBS was expected between 2015 and 2018, while in 2019 and thereafter, it was expected that a fixed nominal ARPU would be maintained. The revenue forecast was based on the forecast of the number of subscribers, average income and competition in the market.

Assumed cost of capital: 8.5% (net of tax). In addition, it was assumed that the permanent growth would be 1%.

The valuation was based on assumptions regarding the identity of the relevant market participant that might acquire Bezeq's holdings in DBS and does not take into account the specific operational and tax synergies between the companies.

3.	Identifiable acquired assets and liabilities

March 23, 2015
NIS
Cash and cash equivalents	299
Trade and other receivables	182
Broadcast rights	449
Property, plant and equipment	801
Deferred tax asset, net of deferred tax liabilities (for attributed excess cost)	1,170
Intangible assets (including excess cost attributed to customer relations and brand as described below)	1,284
Debentures, loans, and borrowings (including excess cost attributed to debentures as described below)	(1,946)
Trade payables and other liabilities	(632)
Contingent liabilities (including excess cost attributed to contingent liabilities as described below)	(19)
Identifiable assets, net	1,588

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont'd)

B.	Business combination with DBS Satellite Services (1998) Ltd. ("DBS") that occurred in the period (cont’d)

4.	Bezeq attributed the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the business combination. The attribution was based on the valuation performed by an independent assessor whose opinion is attached to these financial statements.

Excess cost was attributed as follows:

March 23, 2015
NIS
Customer relations (see section a below)	790
Brand (see section b below)	347
Goodwill (see section c below)	385
Deferred tax asset, net of deferred tax liabilities (see d below)	1,170
Debentures (see section e below)	(160)
Contingent liabilities (see section f below)	(10)
Total excess cost	2,522

a.	Customer relations: The valuation was based on the income approach, using the multi-period excess earning method. Under this approach, the value of the asset is derived from the present value of the cash flows that are expected to arise from it over the remaining economic life of the asset. Amortization will be based on the existing customer churn rate.

b.	Brand value: The valuation was prepared in accordance with the relief from royalty method. In accordance with this method, the value of the asset is estimated as the present value of the appropriate royalty that the entity would have to pay a third party for the use of the asset, if the company did not own it. The useful life of the brand assumed in the model is 12 years.

c.	Goodwill: Following the acquisition of control, goodwill was recognized as follows:

March 23, 2015
NIS
Consideration value	897
Fair value of the investment in DBS prior to the acquisition	1,076
Less the fair value of net identifiable assets	(1,588)
Goodwill	385

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont'd)

B.	Business combination with DBS Satellite Services (1998) Ltd. ("DBS") that occurred in the period (cont’d)

To assess impairment, goodwill of NIS 265 was allocated to the domestic-fixed line communications segment, and goodwill of NIS 120 was allocated to the multichannel television segment. Goodwill is allocated on the basis of the valuation of an external assessor and the Company's estimates regarding the cash-generating units that are expected to benefit from the synergy of the business combination.

d.	Deferred tax asset: Following completion of the acquisition transaction on June 24, 2015, as described in Note 19G, Bezeq believes that will be able to take advantage of the tax asset for the accrued losses from future profits of DBS and due to the possible merger between the companies.

Bezeq accounted for completion of the acquisition transaction after gaining control as new information obtained in the measurement period for the facts and circumstances that existed at the acquisition date and, therefore, as at December 31, 2015, Bezeq recognized a deferred tax asset at the date control was acquired and updated the liability for the first contingent consideration accordingly (retrospectively).

Composition of the tax asset:

March 23, 2015
NIS
Tax asset for cumulative losses of DBS	1,426
Tax reserve for attributed excess cost	(256)
Deferred tax asset, net	1,170

e.	Debentures: The excess cost reflects the fair value of the debentures at the acquisition date based on a capitalization rate of 1.9%-2.3%.

f.	Contingent liabilities: Amounts that represents a present obligation arising from a class action filed by DBS customers.

5.	The contribution of DBS to Group revenue in 2015 amounted to NIS 1,333 and its contribution to profit as from the date of the business combination amounted to NIS 49 (this amount includes amortization of surplus cost amounting to NIS 43).

6.	Bezeq's management estimates that had the business combination taken place on January 1, 2015, the revenue in the consolidated statement of income would have increased by NIS 434 and there would have been no significant change in the consolidated profit for the period. When determining the amounts, Bezeq's management assumed that the fair value adjustments at the date of the business combination are the same as the adjustments that would have been received had the business combination taken place on January 1, 2015.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont'd)

B.	Business combination with DBS Satellite Services (1998) Ltd. ("DBS") that occurred in the period (cont’d)

7.	Bezeq provided shareholder loans to DBS between 1999 and 2005. In addition, at the acquisition date of the rights of Eurocom in DBS in June 2015, as described above, Bezeq acquired the shareholders loan provided by Eurocom to DBS. The total amount of the shareholder loans in accordance with the contractual terms and fair value as at December 31, 2015 (including interest and linkage differences) is NIS 5.1 billion and NIS 1.4 billion, respectively.

8.	For the purpose of rating the Debentures (Series A) issued by DBS, with a balance of NIS 368 million as at December 31, 2015 (as described in Note 12B below), in 2007, DBS undertook to S&P Maalot that it would not make any repayment on account of the shareholder loans provided to from the date of the undertaking, until the end of the term of the Debentures in July 2017.

On December 2015, Bezeq provided another shareholder loan to DBS, amounting to NIS 323, as described in Note 13C below.

9.	Since the beginning of its operations, DBS has accumulated considerable losses. The losses of DBS in 2015 and 2014 amounted to NIS 354 and NIS 322, respectively. As a result of these losses, as at December 31, 2015, DBS had a shareholder’s equity deficit and a working capital deficit of NIS 5,018 and NIS 584, respectively.

The management of DBS believes that the financial resources at its disposal, which receipt of loans from Bezeq, will be sufficient for its operations for the coming year, based on the cash flow forecast approved by DBS’s board of directors.

C.	Bezeq distributable earnings

On March 16, 2016 the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend in the amount of NIS 776. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting. Subsequent to this distribution Bezeq will have a negative retained earnings balance and under the Companies Law its future distributions will be based on its future earnings. For Bezeq’s dividend distribution Policy see note 12A4 above, for covenants and liens, see note 13.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont’d)

D.	Non-controlling interests in subsidiaries

The table hereunder presents summary information of the Group’s subsidiaries including fair value adjustments that were made on the date of acquisition, other than goodwill, in which there are non-controlling interests that are material to the Group.

	December 31,							Year ended December 31,
Cash flow
	Rate of												Total			from
	direct												comprehensive			financing
	ownership											Profit	Income			activities		Total
	interests						Carrying					(loss)	(loss)	Cash	Cash	without	Dividend	increase
	held by						amount of					attributable	attributable	flow	flow	dividend	paid to	(decrease)
	non-		Non-		Non-	Total	non-			Other	Total	to non-	to non-	from	from	to non-	non-	in cash
	controlling	Current	current	Current	current	net	controlling			comprehensive	comprehensive	controlling	controlling	operating	investing	controlling	controlling	and cash
	interests	assets	assets	liabilities	liabilities	assets	interests	Revenues	Profit	income	income	interests	interests	activities	activities	interests	interests	equivalents
	%	NIS
2015

Bcom Group	33.29	4,730	17,392	5,199	13,532	3,391	2,694	9,985	1,136	7	1,143	996	1,001	3,652	310	(2,820)	(1,274)	(132)

2014

Bcom Group	33.29	6,498	14,738	3,898	13,750	3,588	2,949	9,055	1,132	(36)	1,096	1,147	1,118	3,789	(1,897)	(487)	(1,431)	(26)

2013

Bcom Group	32.01	5,740	15,343	3,949	13,221	3,913	3,239	9,563	959	6	965	834	839	4,145	(1,014)	(1,162)	(1,987)	(18)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont’d)

E.	Increasing Competition and Reducing Concentration, 2013 law

In December 2013, the Knesset passed the Israeli Law for Increasing Competition and Reducing Concentration, 2013 ("Concentration Law"), which: (i) imposes limitations on the control over companies with publicly held debt or equity securities through a pyramidal ownership structure by imposing a limitation on the number of public companies (tiers) in such pyramidal structure; (ii) authorizes financial regulators to set forth limitations on the amount of credit that financial institutions are permitted to provide to a corporation or a group of companies under the control of the same controlling shareholder; (iii) imposes limitations on the holdings by a significant non-finance company in a significant finance company or the holdings of both kinds of companies under common control; and (iv) requires governmental authorities responsible for the award of rights in public assets (including in the communications field) in certain cases to consider control concentration factors and industry-specific competitive factors.

Internet Gold is deemed to be a “first tier” company, the Company is deemed to be a “second tier” company and Bezeq is deemed to be a "third-tier" company under the Concentration Law. Accordingly, if either Internet Gold or the Company are unable to redeem any of their publicly held debt and delist their ordinary shares from the TASE (which would require 90-days’ prior notice to the TASE) or go private prior to December 10, 2019, the Company will not be permitted to control Bezeq after such date and its holdings in Bezeq may be transferred to a trustee for the purpose of selling such holdings.

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

The Company estimates that the application of the Concentration Law will not affect its controlling shareholder's vote position in Bezeq.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont’d)

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

G.	Transactions with non-controlling interests

(1)	On June 27, 2013 the Company sold 3,571,741 ordinary shares of B Communications in an aggregate purchase price of NIS 125 to Norisha Holdings Limited ("NHL"). The shares sold represent approximately 11.95% of B Communications issued and outstanding shares. NHL is a holdings company incorporated under the laws of The British Virgin Islands. According to the Share Purchase Agreement, NHL may be entitled to receive up to 892,935 ordinary shares from the Company without additional consideration pursuant to a price adjustment mechanism ("the Adjustment Shares"). According to the Share Purchase Agreement if the number of Adjustment Shares transferred will be lower than 892,935, NHL will have the option to purchase the remainder of the 892,935 shares from the Company according to a price mechanism detailed in the Share Purchase Agreement. On May 29, 2014 the Share Purchase Agreement was amended in order to permit NHL to pay the Exercise Price through a “cashless exercise”. Following the amendment to the Share Purchase Agreement the Company transferred to NHL 396,860 additional B Communications ordinary shares.

(2)	On January 14, 2016, the Company sold 575,000 ordinary shares of B Communications, representing approximately 1.92% of its issued and outstanding shares. The total proceeds from the sale amounted to approximately NIS 56. As a result of the sale, the Company’s ownership interest in B Communications declined to 64.78% of its outstanding shares.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others

A.	Composition

	December 31
	2014	2015
	NIS	NIS
Current liabilities
Current maturities of debentures	942	1,508
Current maturities of bank loans	619	711
	1,561	2,219
Non-current liabilities
Debentures	10,264	10,707
Bank loans	3,155	2,508
	13,419	13,215
	14,980	15,434

B.	Terms and debt repayment schedule

	December 31, 2014		December 31, 2015			Nominal
		Carrying		Carrying		interest
	Par value	amount	Par value	amount	Currency	rate
	NIS	NIS	NIS	NIS		%
Loans from banks and others:
Linked to the Israeli CPI - Fixed interest	18	22	-	-	NIS
Unlinked - Variable interest	1,656	1,656	1,331	1,331	NIS	P-0.33 to P+0.2
Unlinked - Fixed interest	2,096	2,096	1,889	1,889	NIS	2.20 to 6.85
	3,770	3,774	3,220	3,220
Debentures:
Linked to the Israeli CPI - fixed interest	4,508	4,992	5,643	6,140	NIS	3.70 to 8.40
Linked to the US$ - fixed interest	3,111	3,053	3,017	2,966	US$	7.375
Unlinked - variable interest	734	734	734	734	NIS	One year Makam + 1.4
Unlinked - fixed interest	2,435	2,427	2,380	2,374	NIS	2.20 to 6.65
	10,788	11,206	11,774	12,214
Total interest-bearing liabilities	14,558	14,980	14,994	15,434

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont'd)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures

(1)	On February 19, 2014, the B communications issued $800 of Senior Secured Notes ("the Notes”) due 2021 that bear 7⅜% annual interest paid semi-annually.

The Notes were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and to certain qualifying investors in offshore transactions, including in Israel, in reliance on Regulation S under the Securities Act. The Notes are senior obligations of B Communications and are guaranteed by its two wholly-owned subsidiaries, SP1 and SP2, on a senior secured basis ("the Guarantees”). The Notes and the Guarantees are secured by first priority pledges over all of the capital stock of SP2, the capital stock of Bezeq held by SP2, and additional collateral. The Notes have been admitted for trading on the system of the Tel Aviv Stock Exchange for trading by institutional investors, known as TACT Institutional.

B Communications used the net proceeds from the offering to repay all amounts outstanding under the loans received by SP2 and SP1 from Bank Hapoalim Ltd. (“Bank Hapoalim”), and Migdal Insurance and Financial Holdings Ltd. Group (“Migdal”) respectively and to deposit funds into a debt service account.

Under the terms of the indenture for the Notes (“The Indenture”) funds maintained by SP2 must be deposited in one or more accounts designated as a lockbox account and pledged as collateral to the security agent for the benefit of the holders of the Notes. As of December 31, 2015 cash and cash equivalents and short term investments held in the lockbox account totalled NIS 535.

On August 10, 2014 B Communications’ Board of Directors approved the buyback of up to $50 million of the Notes. On January 20, 2016, after the balance sheet date, B Communications completed its $50 million repurchase program and its Board of Directors approved to extend and increase the program by an additional $50 million. During 2015, B Communications purchased $27 million par value of the Notes. From January 1, 2016 through April 18, 2016, B Communications purchased an additional $38 million par value of the Notes.

Following the sale of 115,500,000 shares of Bezeq shares in February 2016, under the terms of the Indenture for the Notes, the NIS 982 of, net proceeds of the sale were deposited in the “Lockbox Account”. Under the terms of the Indenture, the Company must make an offer to the holders of the Notes within 365 days of receipt of the proceeds to purchase the maximum principal amount of Notes that may be purchased with such proceeds at a cash offer price equal to at least 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase.

As at December 31, 2015 the outstanding par value of the Notes was NIS 3,017.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont'd)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

(2)	On April 14, 2010, SP2 received loans from certain banking and financial institutions led by Bank Hapoalim in the total principal amount of NIS 4.6 billion for the acquisition of the Bezeq shares.

Under the terms of the loan agreement covenants between SP2 and the Bank Hapoalim consortium, Bezeq was required to maintain certain minimum shareholders’ equity and minimum ratio of shareholders' equity to the balance sheet and was required to exceed certain thresholds relating to the ratio of financial debt to EBITDA. In addition, a minimum ratio of debt to EBITDA in SP2 and debt service coverage ratio of SP2 was required to be maintained.

The Bezeq shares held by SP2 and all of SP2’s other rights and assets were pledged to the lenders as security of SP2’s obligations under the loan agreements with Bank Hapoalim. In addition, SP1 pledged to the lenders the entire equity it holds in SP2 and the debt owed to it by SP2.

SP2 undertook to maintain a minimum cash deposit of NIS 150 in an account held with Bank Hapoalim from the cash Bezeq pays and/or distributes to SP2.

On February 19, 2014, following the issuance of B Communications Notes, the loan was repaid in full.

(3)	On February 18, 2010, SP1 entered into a loan agreement with certain entities associated with Migdal. According to the Migdal loan agreement, on April 14, 2010, SP1 received a NIS 500 loan for the acquisition of the Bezeq shares. The loan provided for annual interest at a rate of 6.81% and was linked to Israeli CPI.

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

On September 30, 2007, the Company issued Series B debentures. The debentures were repaid in six equal annual installments on November 1 of each of the years 2010 to 2015. The principal of the debentures and the interest accruing thereon was indexed to the Israeli CPI.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

The outstanding balance of the debentures beard interest of 5% per year, payable once every 12 months, on November 1 of each of the years 2008 to 2015. The debentures were listed for trading on the Tel Aviv Stock Exchange Ltd (“TASE") on October 2007. As of December 31, 2015 the Series B Debentures was repaid in full.

(5)	Issuance of series C debentures

On September 28, 2010, the Company completed, following the filing of a supplemental prospectus dated September 26, 2010, and pursuant to its shelf prospectus filed on September 1, 2010, the public offering in Israel of its Series C Debentures.

In November and December of 2013, the Company completed private placements of additional Series C Debentures in the amount of NIS 60 and NIS 65 par value, respectively, to certain of Israeli institutional investors. As of December 31, 2015 the outstanding par value of Series C Debentures was NIS 491.

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

(6)	Issuance of series D debentures and replacement of debentures

On March 3, 2014 the Company issued Series D Debentures at a par value of NIS 117.5 for a total consideration of NIS 126. Series D Debentures were listed on the TASE.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

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

(6)	Issuance of series D debentures and replacement of debentures

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

As of December 31, 2015 the outstanding par value of Series D Debentures was NIS 530.

(7)	B Communications Debentures

A.	During the period from March 2007 to May 2007, B Communications issued a total of NIS 425 of Series A Debentures. The Series A Debentures were linked to the Israeli CPI and beard an annual interest rate of 4.75%. Series A Debentures principle was payable in eight equal instalments on March 15 of each year starting from March 15, 2009. Series A Debentures interest was payable on March 15 of each year starting from the date of issuance.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

On March 17, 2014 B Communications completed an early redemption all of its outstanding Series A Debentures having a par value of NIS 153 for total consideration of NIS 203. As of that date the Series A Debentures were delisted from the Tel Aviv Stock Exchange.

(7)	B Communications Debentures (cont'd)

B.	On September 21, 2010, B Communications issued, at par value, NIS 400 Series B Debentures to the public in Israel. In January, 2012 and August 2013, B Communications completed private placements of additional Series B Debentures in the amount of NIS 126 and NIS 180 par value, respectively, to certain Israeli institutional investors.

On March 31, 2016, after the balance sheet date, B Communications completed private placement of NIS 148 par value of its Series B Debentures to Israeli institutional investors for an aggregate consideration of NIS 162.

As at December 31, 2015 the outstanding par value of Series B Debentures was NIS 706.

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

As at December 31, 2015, B Communications was in compliance with the financial covenants of the Series B debentures.

(8)	Below are details of the terms that Bezeq undertook for the loans that were received and the debentures that were issued:

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

a.	For Debentures (Series 5), standard grounds were established for immediate repayment, including breach events, insolvency, dissolution procedures or receivership.

b.	For Debentures (Series 6 to 10) and bank loans and for debentures issued to financial institutions in the amount of NIS 400, Bezeq has undertaken not to create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders and the lending banks (negative pledge). The pledge includes exceptions, including regarding a pledges on assets that will be purchased or expanded by Bezeq, if the undertakings underlying the pledge are created for the purchase or expansion of those assets and for the matter of a token lien.

c.	For Debentures (Series 6 to 8) and bank loans and for debentures issued to financial institutions in the amount of NIS 400, standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq's debts in an amount exceeding the amount determined.

d.	For Debentures (Series 6 to 10) and banks loans in the amount of NIS 2.03 billion as at December 31, 2015 (out of the total bank loans in the amount of NIS 3.2 billion), and for debentures issued to financial institutions in the amount of NIS 400, Bezeq has undertaken that if it Bezeq makes an undertaking towards any entity in respect of compliance with financial covenants, Bezeq will also provide the same undertaking to these debenture holders and banks (subject to certain exceptions).

e.	For Debentures (Series 6 to 10), Bezeq has undertaken to the debenture holders to take steps so that, to the extent under its control, the debentures will be rated by at least one rating agency, so long as there are debentures of the relevant series in circulation.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

f.	In addition, for Debentures (Series 9 and 10), standard grounds were included for immediate repayment of the debentures, including events of default, insolvency, liquidation proceedings, or receivership, as well as the right to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq 's debts (in an amount exceeding NIS 150, if another series of marketable debentures is called for immediate repayment - an unlimited amount), in the event of the sale of more than 50% of the Bezeq Group's assets (consolidated) such that communications will cease being the Bezeq Group's main activity, in the event of a change of control following which the current controlling shareholders in Bezeq will cease being controlling shareholders (other than transfer of control to a transferee that received approval to control Bezeq in accordance with the provisions of the Communications Law or change in control under other circumstances that were established), in the event that a going concern qualification is recorded in Bezeq 's financial statements for two consecutive quarters, in the event of a material deterioration in Bezeq 's business compared with the situation at the time of the issue, and there is real concern that Bezeq will not be able to repay the debentures on time (as set out in section 35I(1)(a)(1) in the Securities Law), all under the terms set out in the deed of trust of the debentures.

As at December 31, 2015 and the approval date of the financial statements, Bezeq was in compliance with all its liabilities, there were no grounds to call for immediate repayment, and financial covenants were not set out as described above.

C.	Non-marketable debentures issued by DBS

DBS has two series of debentures with a balance of NIS 1,288 as at December 31, 2015. The debentures were issued to institutional investors and were listed on the TACT - Institutional system of the TASE. Below are details of the terms that DBS undertook in respect of the debentures:

a.	Standard events were established (such as insolvency proceedings, default and exercise of pledges on most of the Company's assets), which, should they occur, after the warning periods that were established, will allow the right to call for immediate repayment of the debentures subject to the provisions in the deeds of trust, and the right to call for immediate payment if another debenture series issued by DBS is called for immediate repayment, if the balance for settlement exceeds the amount set out in the deed of trust (a right that was cancelled for Debentures (Series B), following a letter of guarantee provided by the Company as described in this section below).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

C.	Non-marketable debentures issued by DBS (cont’d)

b.	In accordance with the deed of trust for Debentures (Series A) (with a par value of NIS 305 as at December 31, 2015), DBS created an unlimited floating first lien in favor of Trustee A on all of its assets (other than exemptions arising from the provisions of the Communications Law), including a stipulation that limits additional pledges (subject to the exceptions set out in Deed of Trust A and the mortgage deed), and (subject to exceptions in accordance with the Communications Law) unlimited fixed first pledges on the rights and assets of DBS, including its rights under material agreements to which it is a party, its unissued registered capital, goodwill, certain intellectual property rights and insurance rights under its insurance policies.

Under Deed of Trust A, DBS may register first pledges in favor of additional holders of debentures that it might issue and/or add them to pledges in favor of Trustee A, without the consent of Trustee A.

In September 2015, Bezeq signed a letter of guarantee for the undertakings of DBS to pay the entire balance of its debts of NIS 1.05 billion to holders of Debentures (Series B), (amounting to NIS 792 as at December 31, 2015) against a reduction of 0.5% in the annual interest rate for the debenture and cancellation of securities (which were similar to those registered in favor of Trustee A) and certain provisions of the deed of trust and the debenture (including the DBS's undertaking to comply with the financial covenants and restrictions on distribution of a dividend by DBS), all in accordance with the terms of the deed of trust of the debenture and the debenture. In accordance with the terms of the debenture, a reduction in the interest rate and cancellation of the collateral and certain provisions in the debentures are contingent on the rating of Bezeq not falling below a rating of AA- by Maalot or a corresponding rating ("the Minimum Rating"), a condition that was fulfilled as at the date of the guarantee. If, in the future, the rating of Bezeq falls below the Minimum Rating, then the reduction in the interest rate will be cancelled, the collateral that was cancelled will be provided again, the provisions that were cancelled must be applicable again, and the guarantee will expire.

Up to December 2015, DBS was a party to another debenture series that was issued to several institutions ("the 2012 Debentures"). On December 20, 2015, DBS paid in full the unpaid balance of the 2012 Debentures in advance of the repayment date plus an early repayment fee of NIS 323 through a loan provided by Bezeq at that date.

D.	Undertakings to provide credit for 2016-2017

In 2015, Bezeq entered into agreements with banks and financial institutions, whereby Bezeq received an undertaking from these institutions to provide credit to Bezeq in a total amount of NIS 1.4 billion to refinance its future debt in 2016 (with an average duration of between 4.6 to 4.9 years and a fixed NIS interest rate of 3.7% to 4.3%), and an undertaking to provide credit of NIS 600 in 2017 (with an average duration of 4.5 years and an average fixed NIS interest rate of 4.3%).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

D.	Undertakings to provide credit for 2016-2017 (cont’d)

The terms of all the undertakings and the loans to be provided thereunder include terms that are similar to the terms provided for other loans taken by Bezeq, including the following: an undertaking to refrain from creating additional pledges on Bezeq’s assets (with certain restrictions); an undertaking that if Bezeq assumes an undertaking towards a party in respect of compliance with financial covenants, Bezeq will also assume the same undertaking for

This credit (subject to certain exceptions) has standard terms for immediate repayment (such as default events, insolvency, liquidation or receivership), and cross default (with certain restrictions), which will also apply, with the required changes, to the periods of the undertaking to provide credit.

In addition, some of the undertakings to provide credit in 2017 also include terms that are similar to the terms that were established for Bezeq’s Debentures (Series 9 and 10) as set out in Note 13B above.

Subsequent to the balance sheet date, Bezeq signed another agreement to obtain a loan of NIS 300 in 2017.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Trade and Other Payables

	December 31
	2014	2015
	NIS	NIS
Trade payables (open accounts)	664	913

Trade payables consisting of related parties	3	17

Other payables
Liabilities to employees and other liabilities for salaries	324	369
Institutions	127	79
Accrued expenses	110	90
Accrued interest	111	125
Deferred income	50	85
Options and derivatives	16	22
Other payables	19	34
Total other payables	757	804

Note 15 Provisions

			Dismantling
			and clearing
			of cellular
	Customer	Additional	and other
	claims	legal claims	sites	Total
	NIS	NIS	NIS	NIS

Balance as at January 1, 2015	24	35	72	131

Provisions created in the period	18	13	1	32

Provisions used in the period	(4)	(4)	(4)	(12)

Provisions cancelled in the period	(3)	(2)	(20)	(25)

Consolidation of DBS	17	3	-	20

Balance as at December 31, 2015	52	45	49	146

Current	52	45	3	100

Non-current	-	-	46	46

Claims

For details of legal claims, see Note 20.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 16 - Financial Risk Management

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

Note 16 - Financial Risk Management (cont'd)

C.	Credit risk (cont'd)

Investments in financial assets (cont'd)

Any investments made by Bezeq in securities are made in securities which are liquid, marketable and have low risk. Transactions involving derivatives are made with entities that have high credit ratings.

As of the reporting date there is no significant concentration of credit risk.

D.	Liquidity risk

Liquidity risk is the risk that the Group will be unable to honor their financial obligations on time. The Group's policy for liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. In addition, for debentures issued by the Company and its subsidiaries, see Note 13.

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

Bezeq is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment which are in or linked to US$ or Euro. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the US$.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments

A.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments:

	December 31, 2015
	Carrying	Contractual				2021
	amount	cash flow	2016	2017	2018-2020	and later
	NIS	NIS	NIS	NIS	NIS	NIS
Non-derivative financial liabilities
Trade and other payables	1,677	1,677	1,677	-	-	-
Bank loans	3,219	3,528	808	924	1,564	232
Debentures	12,215	14,044	1,945	1,750	4,998	5,351
Liability to Eurocom DBS	233	233	233	-	-	-

Total	17,344	19,482	4,663	2,674	6,562	5,583
Financial liabilities for derivative instruments
Forward contracts on CPI	180	180	29	2	117	32

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

B.	Linkage and foreign currency risks

The Company’s exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2014
			Foreign
			currency
		Israeli	linked (mainly
	Unlinked	CPI-linked	U.S. dollars)
	NIS	NIS	NIS
Current assets
Cash and cash equivalents	708	-	24
Restricted cash	64	-	1
Trade receivables	2,187	16	24
Other receivables	4	110	-
Investments including derivatives	2,603	141	662
Total current assets	5,566	267	711

Non-current assets
Trade and other receivables	509	57	-
Investments including derivatives	90	-	181
Equity-accounted investment	-	2,181	-
Total non-current assets	599	2,238	181

Total assets	6,165	2,505	892

Current liabilities
Debentures, loans and borrowings	1,074	487	-
Trade payables	532	-	132
Other payables including derivatives	627	62	20
Total current liabilities	2,233	549	152

Non-current liabilities
Debentures	2,855	4,355	3,054
Bank loans	3,155	-	-
Other liabilities including derivatives	-	109	-
Total non-current liabilities	6,010	4,464	3,054

Total liabilities	8,243	5,013	3,206

Total exposure in the statement of financial position	(2,078)	(2,508)	(2,314)

Forward transactions	(5,572)	3,011	2,561

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

B.	Linkage and foreign currency risks (cont’d)

	December 31, 2015
			Foreign
			currency
		Israeli	linked (mainly
	Unlinked	CPI-linked	U.S. dollars)
	NIS	NIS	NIS
Current assets
Cash and cash equivalents	592	-	27
Restricted cash	154	-	1
Trade receivables	2,019	21	18
Other receivables	19	111	-
Investments including derivatives	1,108	92	574
Total current assets	3,892	224	620

Non-current assets
Trade and other receivables	482	192	-
Investments including derivatives	55	-	230
Total non-current assets	537	192	230

Total assets	4,429	416	850

Current liabilities
Debentures, loans and borrowings	1,396	823	-
Trade and other payables	1,324	82	225
Total current liabilities	2,720	905	225

Non-current liabilities
Debentures and bank loans	5,141	5,106	2,968
Other liabilities including derivatives	-	160	5
Total non-current liabilities	5,141	5,266	2,973

Total liabilities	7,861	6,171	3,198

Total exposure in the statement of financial position	(3,432)	(5,755)	(2,348)

Forward transactions	(5,448)	2,471	2,977

DBS has forward transaction to reduce exposure to changes in the USD exchange rate. As at March 31, 2015, the net fair value of these transactions is NIS 11.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

B.	Linkage and foreign currency risks (cont’d)

The Group has CPI forward transactions for the Israeli CPI:

	Currency/	Currency/
	linkage	linkage		Par value
	receivable	payable	Expiry date	(currency)	Fair value
				NIS	NIS
December 31, 2014
Forward exchange contracts on foreign currencies	US$	NIS	2018	2,561	174
Israeli CPI forward contracts	Israeli CPI	NIS	2015-2022	3,011	(125)
December 31, 2015
Forward exchange contracts
on foreign currencies	US$	NIS	2018	2,561	180
Israeli CPI forward contracts	Israeli CPI	NIS	2015-2022	2,887	(180)

Information regarding the Israeli CPI and significant exchange rates:

	Year ended December 31			December 31
	2013	2014	2015	2013	2014	2015
	Rate of change			Reporting date spot rate
	%	%	%	NIS	NIS	NIS
1 US dollar	(7.0)	12.0	0.3	3.471	3.889	3.902
1 euro	(2.8)	(1.2)	(10.1)	4.782	4.725	4.2468
Israeli CPI in points	1.9	(0.3)	(0.9)	141.67	141.28	140.01

C.	Interest rate risk

1.	Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

	December 31
	2014	2015
	NIS	NIS
Fixed rate instruments
Financial assets	3,530	3,016
Financial liabilities	(12,590)	(13,371)
	(9,060)	(10,355)
Variable rate instruments
Financial assets	186	226
Financial liabilities	(2,390)	(2,065)
	(2,204)	(1,839)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

C.	Interest rate risk (cont'd)

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

3.	Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rates at the reporting date would have decreased shareholders' equity and profit or loss by NIS 14 (2014 - NIS 16).

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

Hedge item	Repayment date	Number of Transactions	Nominal Value	Fair value	Capital reserve
			NIS	NIS	NIS
December 31, 2014:
Debentures (Series 5)	June 2015 - June 2016	4	662	(35)	16
Debentures (Series 6)	December 2018 - December 2022	8	1,699	(75)	47
			2,361	(110)	63
December 31, 2015:
Debentures (Series 5)	June 2016	2	322	(22)	3
Debentures (Series 6)	December 2018 - December 2022	8	1,699	(146)	67
			2,021	(168)	70

Subsequent to the subsequent to the balance sheet date, Bezeq entered into a new transaction to hedge Debentures (Series 6). The scope of the transaction is NIS 295. The maturity date of this transaction is December 2018.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

E.	Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The table below shows the difference between the carrying amount and the fair value of groups of financial instruments. The carrying amount of other financial assets and liabilities does not differ significantly from their fair value. The fair value of debentures issued to the public is based on their quoted closing price at the reporting date (Level 1). The fair value of loans and non-marketable debentures is based on the present value of future principal and interest cash flows, discounted at the market rate of interest suitable for similar liabilities plus the required adjustments for risk premium and non-marketability at the reporting date (Level 2).

	December 31, 2014		December 31, 2015
					Fair value
					weighted
					average
	Carrying		Carrying		discount
	amount	Fair value	amount	Fair value	rate
	NIS	NIS	NIS	NIS	%
Secured loans from banks and others
Unlinked	2,112	2,292	1,904	2,044	2.05
Debentures
Issued to the public (CPI-linked)	4,978	5,099	4,891	5,104	2.09
Issued to the public (unlinked)	2,044	2,214	2,986	3,258	5.55
Issued to institutional investors (US$ linked)	3,073	3,309	1,991	2,119	1.24
Issued to institutional investors (unlinked)	-	-	1,310	1,314	1.50
Issued to institutional investors (CPI-linked)	403	467	403	458	2.11
	12,610	13,381	13,485	14,297

(2)	Financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary funds and ETFs	1,513	-	-	1,513
Marketable securities	1,183	-	-	1,183
Derivatives not used in hedging
Forward contracts on foreign currencies	-	174	-	174
Forward contracts on CPI	-	(125)	-	(125)
Available-for-sale financial assets
Unmarketable shares	-	-	9	9

	2,696	49	9	2,754

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

E.	Fair value (cont’d)

(2)	Financial instruments measured at fair value (cont'd)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary funds and ETFs	193	-	-	193
Marketable securities	1,011	-	-	1,011
Derivatives not used in hedging
Forward contracts on foreign currencies	-	180	-	180
Forward contracts on CPI	-	(169)	-	(169)
Available-for-sale financial assets
Unmarketable shares	-	-	2	2
Contingent consideration for a business combination	-	-	(233)	(233)

	1,204	11	(231)	984

a.	The fair value of investments in financial funds and ETFs is determined by reference to their average quoted selling price at the reporting date (level 1).

b.	The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contact and the price of the present forward contact for the balance of the contract term until redemption, at an appropriate interest rate (level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.

c.	Information about fair value measurement of contingent consideration in a business combination (Level 3)

Below is the fair value of the contingent consideration liability for a business combination, as described in Note 12B:

	December 31, 2015
	Maximum additional
	consideration
	under the
	agreement	Fair value
	NIS	NIS
Additional consideration for tax synergy (first additional consideration) (1)	200	204
Additional consideration for the business results of DBS (second additional consideration) (2)	170	29

	370	233

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

E.	Fair value (cont’d)

(2)	Financial instruments measured at fair value (cont'd)

(1)	First additional consideration

The fair value of the additional first contingent consideration was calculated on the basis of the agreement in principle with the tax assessor for the scope of the carryforward losses of DBS as described in Note 12B above and it includes accrued interest.

(2)	Second additional consideration

The fair value of the first additional consideration was estimated by the assessor, using the Monte Carlo simulation with risk neutral measure of the underlying asset which is the expected cash flow of DBS for 2016-2017.

F.	Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. The table below presents the carrying amount of the balances as stated in the statement of financial position as at December 31, 2015:

	December 31,
	2014	2015
	NIS	NIS
Trade and other receivables, gross	151	147
Offset amounts	(114)	(115)
Trade and other receivables presented in the statement of financial position	37	32

Trade payables, gross	165	157
Offset amounts	(114)	(115)
Trade and other payables presented in the statement of financial position	51	42

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For details of share-based payments, see Note 28 below.

A.	Liabilities for employee benefits

	December 31,
	2014	2015
	NIS	NIS
Current liabilities for:
Holiday	86	104
Sick leave	111	117
Early retirement	55	150
Current maturities of pensioner benefits	7	7
Total current liability for employee benefits	259	378
Non-current liabilities for:
Liability for pensioner benefits	121	114
Severance compensation (net) (see composition below)	48	55
Early notice	20	16
Pension	44	55
Total non-current liabilities for employee
benefits	233	240
Total liabilities for employee benefits	492	618
Composition of liabilities for severance pay:
Liabilities for severance pay	215	221
Fair value of plan assets	(167)	(166)
	48	55

B.	Defined contribution plans

(1)	Liabilities for employee benefits at retirement age in respect of the period of their service with Bezeq and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments made by Bezeq and its subsidiaries to pension funds and insurance companies.

	Year ended December 31,
	2013	2014	2015
	NIS	NIS	NIS
Amount recognized as an expense for a defined contribution plan	182	191	199

(2)	The pension rights of Bezeq's employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which assumed the obligations of State of Israel following an agreement between the Government of Israel, Bezeq, the General Federation of Laborers in Israel ("Histadrut") and the Makefet Fund.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Employee Benefits (cont’d)

B.	Defined contribution plans (cont’d)

(3)	Severance obligation to employees who will retire on terms entitling them to compensation is covered for the period from February 1, 1985 by on-going contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law).

Severance pay for the period of employment in the civil service through January 31, 1985, is paid by Bezeq, and the sums accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees' rights.

(4)	For certain employees, Bezeq has an obligation to pay severance in excess of the amount accumulated on behalf such employees in the compensation fund. See section 18C(1) below.

C.	Defined benefit plans

Obligations for defined benefit plans in the Group include the following:

(1)	Severance obligation for the balance of the obligation that is not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components for which the management of the Bezeq Group believes entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of the Bezeq Group in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve sums is contingent upon fulfillment of the provisions in the Severance Pay Law.

(2)	An obligation in accordance with the collective agreement of 2006 for employees who were transferred from civil service to Bezeq and who are entitled following retirement to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of Makefet. Bezeq also has an obligation to a number of senior employees who are entitled to early retirement terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees.

(3)	An obligation in accordance with the employment agreements of some of the senior employees in the Bezeq Group for payment of a benefit for early termination notice.

(4)	Bezeq's retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities. Bezeq's liability for these costs accumulates during the employment period. The Company’s financial statements include the liabilities for expected costs in the post-employment period.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Employee Benefits (cont’d)

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

E.	Benefits for early retirement and termination in Bezeq

According to the collective agreement of December 2006, between Bezeq and the employees union and the Histadrut, and according to the amendment to the agreement of December 2010, Bezeq may, at its discretion, terminate the employment of 163 permanent employees in each of the years 2010-2016 (Bezeq’s right is cumulative for the period).

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

In 2015, expenses of the early retirement plan amounted to NIS 117.

F.	Collective agreement at Pelephone

Principal actuarial assumptions for defined benefit plans at the reporting date are as follows:

(1)	Mortality rates are based on the rates published in Insurance Circulars 2013-3-1 of the Ministry of Finance.

(2)	Churn rates were determined on the basis of the past experience of Bezeq and its subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

(3)	As of December 31, 2015, the real discount rate (nominal) is based on the yield of high quality corporate bonds linked to the Israeli CPI and with similar duration to that of the gross liability.

As of December 31, 2014, the real discount rate (nominal) is based on the yield of high quality corporate bonds linked to the Israeli CPI and with similar duration to that of the gross liability.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Employee Benefits (cont’d)

F.	Collective agreement at Pelephone (cont’d)

(4)	The main discount rates are as follows:

	December 31, 2014	December 31, 2015
	Average capitalization rate	Average capitalization rate
	%	%
Severance compensation	3.7	4.1
Retirement benefits	4.7	4.74

(5)	Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management's assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases are as follows:

Salary increase assumptions
Bezeq permanent employees	Average update of 7% for young employees, decreasing gradually to 2.7% at the age of 66.
New Bezeq permanent employees	Average update of 3.2% for young employees, decreasing gradually to 1.4% at the age of 66.
Bezeq non-permanent employees	6.5% for young employees decreasing gradually to 0%, 3.5% for senior employees
Pelephone employees	An increase of 3.1% as from 2015, as set out in the collective agreement at Pelephone

Regarding Bezeq's employees, as well as the assumption of the age-dependent wage increase, an expected individual wage growth was assumed for 2016-2026, arising from the collective agreement that was signed in August 2015.

(6)	Sensitivity analysis for actuarial assumptions

Changes in the actuarial assumptions which are reasonably possible as at the reporting date are not expected to have a material effect on the liabilities for employee benefits.

(7)	Average weighted useful life of liabilities for the main severance benefits:

	Year ended December 31,
	2014	2015
	Years	Years
Severance compensation	10.9	10.2
Retirement benefits	15.7	14.4

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Income Tax

A.	Corporate tax rate

The tax rate relevant to the Company was 25% in 2012 and 2013. As from January 1, 2014 until December 31, 2015, the rate of corporate tax was 26.5%.

As at December 31, 2015, deferred tax balances were calculated according to the tax rate expected to apply on the utilization date (26.5%).

On January 4, 2016, the Knesset plenum approved a bill to amend the Income Tax Ordinance, including a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. Consequently, in 2016, the Group expects to reduce the tax assets and liabilities for deferred taxes and recognize a net expense of NIS 32 for deferred taxes.

B.	Composition of income tax expenses (income)

	Year ended December 31
	2013	2014	2015
	NIS	NIS	NIS

Current tax expense	576	781	567
Deferred tax income	(55)	(126)	(220)
Adjustments for prior years, net	3	12	-

Income tax expense	524	667	347

C.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense

	Year ended December 31
	2013	2014	2015
	NIS	NIS	NIS
Income before income tax	1,384	1,711	1,430
Statutory tax rate	25%	26.5%	26.5%

Income tax at the statutory tax rate	346	453	378
Changes in tax rate and others	14	-	-
Expenses not recognized for tax purposes	23	(5)	(13)
Adjusted tax calculated for the Company’s share in equity- accounted investees	63	45	(3)
Recognition of deferred tax assets which were not recognized on prior periods	-	-	(112)
Current year tax losses and benefits for which deferred taxes were not created	75	162	97
Taxes in respect of previous years	3	12	-

Income tax expenses	524	667	347

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Income Tax (cont'd)

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

E.	Unrecognized deferred tax assets and carry-forward tax loss

As at December 31, 2015, the Company has tax loss carry-forwards in the amount of NIS 165 and capital loss carry forwards in the amount of NIS 325. In addition, the Company's subsidiaries have tax loss carry-forwards in the amount of NIS 299 and capital loss carry-forwards in the amount of NIS 33.

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

As a result, as at December 31, 2015, deferred taxes were not created on carry-forward tax losses and on carry-forward capital losses of the Company as detailed above.

On January 14, 2016, after the balance sheet date, The Company sold shares of B Communications (see note 12G2), as a result, The Company recognized deferred taxes due outside basis difference attributed to investment in B Communications in the amount of NIS 11.

On February 1, 2016, after the balance sheet date, B Communications sold shares of Bezeq (see note 1), as a result, B Communications recognized deferred taxes due outside basis difference attributed to its investment in Bezeq in the amount of NIS 101.

F.	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Property,				Carry-
	plant				forward tax
	equipment,		Carry-		losses and	Brand
	and	Employee	forward		deferred	Name and
	intangible	benefits	losses for		expenses	Customers
	assets	plan	DBS	Provisions	and other	relationship	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance of deferred tax asset (liability) as at December 31, 2013	(466)	232	-	27	22	(787)	(972)
Recognized in profit or loss	(8)	(23)	-	-	32	125	126
Recognized in other comprehensive income	-	-	-	-	11	-	11

Balance of deferred tax assets (liability) as at December 31, 2014	(474)	209	-	27	65	(662)	(835)

Balance of deferred tax asset (liability) as at December 31, 2014	(474)	209	-	27	65	(662)	(835)
Recognized in profit or loss	52	1	(7)	-	51	124	221
Business combination	-	-	1,426	-	45	(301)	1,170
Recognized in other comprehensive income	-	-	-	-	5	-	5
Balance of deferred tax assets (liability) as at December 31, 2015	(422)	210	1,419	27	166	(839)	561

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Income Tax (cont’d)

F.	Recognized deferred tax assets and liabilities (cont’d)

As at December 31, 2015 deferred taxes are presented in the statement of financial position as follows: under deferred tax assets 1,290 (December 31, 2014: nil) and under deferred tax liabilities NIS 729 (December 31, 2014: NIS 835).

G.	Final tax assessments

(1)	The Company has final tax assessments up to and including 2012.

(2)	B Communications has final tax assessments up to and including 2009. On January 22, 2015, B Communications entered into a tax assessment agreement with the Israeli Tax Authority (the “Agreement”), with respect to final tax assessments with respect to: (i) tax years 2007-2009; and (ii) the sale of its legacy communications business that was completed on January 31, 2010. According to the Agreement, B Communications will pay the Israeli Tax Authority NIS 148, including interest and CPI linkage differences, in 24 monthly instalments starting in February 2015. The Agreement does not qualify as a final tax assessment for the tax year 2010 and any such final assessment will exclude the matters agreed upon in the Agreement. The financial statements include appropriate tax provisions to cover this resolution.

(3)	Bezeq has received final tax assessments up to and including 2005. In 2013, Bezeq signed an agreement with the tax assessor for 2006-2008, which includes undisputed income. In addition, a decision was received according to the best judgment of the tax assessor, whereby financing expenses accumulated on the shareholders' loans that Bezeq provided DBS should be added to Bezeq's undisputed income. Bezeq filed a reservation on this decision. The reservation was dismissed and on February 24, 2015, Bezeq received orders which it intends to appeal. For 2009-2010, a decision was reached according to the tax assessor's best judgment regarding the aforesaid, and regarding other matters, mainly non-recognition of financing expenses for various reasons. Bezeq filed a reservation on this decision. The reservation was dismissed and on March 30, 2016 Bezeq received orders from the tax authorities. This action will have no material effect on the financial statements. Subsequent to the date of the financial statements, Bezeq reached an agreement in principle with the assessor regarding payment of taxes in the amount of NIS 460 million on financing income that accrued up to December 31, 2015 on shareholders loans provided to DBS. In addition, it was agreed that the losses of DBS as at December 31, 2014, which will be recognized in a merger or offset from the income of DBS, will amount to NIS 5.4 billion and the balance of the shareholder loan will be considered as equity in the financial statements of DBS. The agreement in principle has not yet resulted in a signed agreement. The financial statements include an appropriate provision based on Bezeq estimates.

(4)	Pelephone has received final tax assessments up to and including 2012.

(5)	Bezeq International has received final tax assessments up to and including 2012.

(6)	DBS has received final tax assessments up to and including 2009.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Contingent Liabilities

As at December 31, 2015, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

In addition to pending claims, during the normal course of business, new legal claims were filed against Group companies (in this section: “Legal Claims”).

In the opinion of the managements of the Bezeq Group companies, which is based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 15 above) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the management of each of the Bezeq Group companies, the additional exposure as at December 31, 2015, due to claims filed against the Group companies on various matters and which are unlikely to be realized, amounts to NIS 5.5 billion. There is also an additional exposure of NIS 4 billion for claims which the likelihood of realization cannot yet be assessed.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Contingent Liabilities (cont'd)

A.	Following is a detailed description of the Group's contingent liabilities at December 31, 2015, classified into groups with similar characteristics.

		Balance of provisions	Amount of additional exposure		Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS		NIS

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by Bezeq employees and former Bezeq employees in respect of recognition of various salary components as components for calculation of payments to Bezeq employees, some of which have wide ramifications in Bezeq.	10	115		-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	52	3,112		4,083

Supplier and communication provider claims	Claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	222		6

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Bezeq Group companies and regarding real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	2	35		-

Claims by enterprises and companies	Claims alleging liability of the Bezeq Group companies in respect of their activities and/or the investments made in various projects.	11	2,047	*	-

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Bezeq Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	19	15		-

Total legal claims against Bezeq Group companies		97	5,546		4,089

*	This sum includes a total exposure of NIS 2 billion for a claim filed by a shareholder against the Company and officers in the Company, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Contingent Liabilities (cont'd)

C.	Subsequent customer claims

Subsequent to the reporting date, a claim for NIS 839 was filed against Bezeq and officers of Bezeq. At the approval date of the financial statements, the exposure for these claims cannot yet be assessed. In addition, claims against Group companies with exposure of NIS 554.

Note 21 - Agreements

A.	The Group companies have operating lease agreements for land, property and vehicles used by them. The minimum future contractual rental payments during the next five years, calculated according to the rental fees in effect as at December 31, 2015, are as follows:

	Real estate	Vehicles	Total
Year ended December 31	NIS	NIS	NIS

2016	238	132	370
2017	227	104	331
2018	174	62	236
2019	139	-	139
2020	99	-	99
2021 onwards	104	-	104
	981	298	1,279

B.	In May 2013, Pelephone signed an agreement with Apple International (“Apple”) for continued acquisition and distribution of iPhones in Israel. According to the agreement, under certain circumstances, Pelephone is required to purchase a minimum number of iPhones every year for an additional three years at the prices in effect on the actual purchase date. Pelephone believes that, similar to previous years, these quantities will constitute a substantial part of the quantities of iPhones that it expects to sell in the agreement period.

C.	Pelephone has obligations as of December 31, 2015 amounting to NIS 74 (as at December 31, 2014, NIS 95) to acquire terminal equipment.

D.	DBS has agreements for the acquisition of channels. In 2015, expenses for consumption of channels acquired by DBS amounted to NIS 287 million.

E.	For information about agreements for the acquisition of broadcast rights by DBS, see Note 11. For information about agreements for the purchase of property, plant and equipment, see Note 8 above.

F.	On October 26, 2015, the District Planning and Building Committee approved the validation of the outline plan for an area of 70 dunam (net) for warehouses and offices in Saqiya (near the Messubim junction). As at this date, Bezeq is entitled to receive this area in a capitalized lease contract for 49 years that commenced on March 22, 1993 with an option to extend for another 49 years, for no consideration. This right was granted to the Company under the settlement agreement of May 15, 2003 between Bezeq and the government of Israel and the Israel Lands Authority, which was given the force of a court ruling on March 10, 2004. Exercise of the right is subject to approval from the planning institutions for planning the complex, which was received on October 26, 2015.

As at the reporting date, the fair value of Bezeq's rights to the land is estimated at NIS 450.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Agreements (cont'd)

G.	For information about agreements for undertakings to provide credit for 2016-2017, see Note 13D above.

H.	For information about agreements with related parties, including the agreement between DBS and Space Communications Ltd. for the lease of space segments, see Note 31.

D.	For agreements for the purchase of property, plant and equipment, see Note 8 above.

Note 22 - Securities, Pledges and Guarantees

A.	For securities, pledges and stipulations given by the Company and its subsidiaries in connection with loan covenants and borrowings see Note 13.

B.	The Bezeq Group companies have provided guarantees of NIS 190 in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the US$ exchange rate).

C.	The Bezeq Group companies have provided bank guarantees of NIS 92 in favor of third parties.

D.	For information about the conditions for loans and borrowings, see note 13.

E.	For information about the guarantee provided by Bezeq in respect of DBS's liability for Debentures (Series B) see Note 13C.

Note 23 - Capital and Capital Reserves

	Authorized	Registered and paid up
	December 31	December 31
	2014 and 2015	2014 and 2015
Number of shares
Ordinary shares of NIS 0.1 par value each	501,000,000	19,203,186

As of December 31, 2015, 5,862,615 shares have been purchased according to a share buyback program which was authorized by the Company’s Board of Directors.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 24 - Revenues

	Year ended December 31
	2013	2014	2015
	NIS	NIS	NIS
Domestic fixed line communications
Fixed line telephony	1,908	1,636	1,543
Internet – infrastructure	1,283	1,394	1,530
Transmission and data communication	794	802	840
Other services	220	220	212

	4,205	4,052	4,125

Cellular
Cellular services and terminal equipment	2,744	2,399	1,948
Sale of terminal equipment	1,000	966	884

	3,744	3,365	2,832

International communications, internet services and NEP	1,367	1,425	1,487

Multi-channel television	-	-	1,333

Others	247	213	208

	9,563	9,055	9,985

Note 25 - Salaries

	Year ended December 31
	2013	2014	2015
	NIS	NIS	NIS
Salaries and incidentals:
Operating	1,741	1,691	1,871
General and administrative	591	563	588
Share-based payments	34	1	-

Total salaries and incidentals	2,366	2,255	2,459

Less – salaries recognized in investments in property, plant and equipment and in intangible assets	492	484	499

	1,874	1,771	1,960

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 26 - General and Operating Expenses*

	Year ended December 31
	2013	2014	2015
	NIS	NIS	NIS
Terminal equipment and materials	1,071	928	880
Interconnectivity and payments to domestic and international operators	905	847	909
Maintenance of buildings and sites	607	639	616
Marketing and general expenses	624	608	649
Services and maintenance by sub-contractors	162	137	199
Vehicle maintenance expenses	152	154	167
Content services expenses	65	58	458

	3,586	3,371	3,878

*	Less expenses of NIS 63 recognized in 2015 for investments in property, plant and equipment and intangible assets (in 2014, NIS 63 and in 2013, NIS 64).

Note 27 - Other operating Expenses (income), net

	Year ended December 31
	2013	2014	2015
	NIS	NIS	NIS
Provision for severance pay in early retirement	90	176	117
Profit from the sale of Coral Tell shares	-	(582)	-
Capital gain from sale of property plant and equipment	(102)	(124)	(136)
Others	69	(5)	22

	57	(535)	3

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 28 - Financing Expenses (Income)

	Year ended December 31
	2013	2014	2015
	NIS	NIS	NIS
Interest and linkage differences from loans to an associate	(226)	(213)	(28)
Income on bank deposits, investments and others	(52)	(40)	(17)
Change in fair value of financial assets measured at fair value through profit or loss	(63)	(247)	(27)
Income in respect of credit in sales, net of discount commission	(122)	(84)	(52)
Other financing income	(72)	(51)	(40)

Total financing income	(535)	(635)	(164)

Interest expenses on financial liabilities	707	896	695
Linkage and exchange rate differences, net	112	333	61
Change in fair value of financial assets measured at fair value through profit or loss	24	27	13
Financing expenses for employee benefits, net	15	21	16
Reduction of the provision for assessor interest expenses	-	-	(76)
Financing expenses for dividends payable	22	-	-
Other financing expenses	51	52	50

Total financing expenses	931	1,329	759

Financing expenses, net	396	694	595

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 29 - Share-Based Payments

Bezeq's share-based payments

As at December 31, 2015, Bezeq has one option plan settled in shares through a net exercise mechanism. All of the options that were granted are non-marketable and the exercise price is adjusted to changes in equity and distribution of dividends. Below are additional details.

Name of plan	Number of options granted (before forfeitures and exercise)	Number of options in circulation as at December 31, 2015	Weighted average of exercise price as at December 31, 2015	Weighted average of remaining contractual life
	In thousands		NIS*
Employee option plan of 2010	69,495	4,347	2.72	One month

In 2015, 27 million options were exercised, for which Bezeq issued 19 million ordinary shares of NIS* 1 par value each.

__________________

* Represent single NIS.

Note 30 - Earnings (Loss) per Share

The calculation of basic and diluted earnings per share was based on income (loss) attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	Year ended December 31
	2013	2014	2015
	NIS	NIS	NIS
Loss attributable to ordinary Shareholders
Basic profit (loss) for the year	26	(103)	87
Effect of diluted per share loss in a subsidiary	(1)	(3)	(1)

Diluted profit (loss) for the year	25	(106)	86

	Year ended December 31
	2013	2014	2015
	Thousands of	Thousands of	Thousands of
	shares of NIS 0.1	shares of NIS 0.1	Shares of NIS 0.1
	par value	par value	par value
Weighted average number of ordinary shares at December 31 (basic and diluted)	19,203	19,203	19,203

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Transactions with Related Parties

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

B.	Balances with related parties

	December 31,
	2014	2015
	NIS	NIS

Receivables - associates, net	15	9

Loans to an associate, see section C below*	2,181	-

Liabilities to related parties, net **	(41)	(17)

Liability to Eurocom for contingent consideration	-	(233)

(*) Bezeq provided a shareholder loan to DBS between 1999 and 2005. As from the date of acquisition of control in DBS as described in Note 12B above and consolidation of the financial statements of DBS in the Group's consolidated financial statements, these loans are not shown in the statement of financial position.

(**)	The amounts are for parent company Eurocom, and their related parties.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Transactions with Related Parties (cont'd)

C.	Transactions with related parties

	Year ended December 31,
	2013	2014	2015
	NIS	NIS	NIS
Revenues
From associates (including interest income in respect of shareholders' loans)*	246	229	30
From related parties **	8	9	10
Expenses
To related parties **	128	121	129
To associates	7	1	3
Investments
Related parties **	66	76	76

Acquisition of DBS	-	-	913

*	Revenues from associates are include mainly finance income from shareholders loans to DBS, see note 12B.

**	The amounts are for parent company Eurocom and its related parties.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law

Approval date of the general meeting (after approval of Bezeq's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction

Approved by Bezeq's Board of Directors on April 25, 2013 in accordance with the Companies Regulations (Relief in Transactions with Interested Parties), 2000 ("the Relief Regulations for Transactions with Interested Parties")	Extension of the arrangements approved at Bezeq's general meeting on October 14, 2010, between Bezeq and DBS and between Bezeq International and DBS for reciprocal marketing of products and services until December 31, 2015.	The fees to be paid by the parties to each other will be in accordance with the criteria approved by the general meeting as part of the original approval for the agreement.

May 8, 2013	Approval of Bezeq's vote at the general meeting of DBS in favor of DBS's agreement with Space Communications Ltd. ("Space Communications") for leasing space segments, in which the original agreement will be amended and extended. The agreement is valid until the end of 2028.	Total amount of up to USD 227 (net including discounts for satellite segments leased in the existing agreement).

June 13, 2013	The amendment to Bezeq's three-year agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consultation services valid until May 31, 2016, unless one of the parties announces its intention to terminate the agreement with three months’ notice.	NIS 5.5 per year.

Approved by Bezeq's Board of Directors on November 6, 2013 in accordance with the relief regulations for transactions with interested parties	Amendment to and extension of DBS's agreement with Eurocom and ADB for acquisition of yesMaxTotal3 converters.	The total cost will be USD 10 per year.

January 27, 2014	Approval of Bezeq's vote at the general meeting of DBS in favor of DBS's agreement with Eurocom and ADB for the acquisition of an additional quantity of yesMaxTotal converters and power supplies for yesMax HD converters, until June 30, 2015.	For converters: at a total cost of USD 14; there is an additional 2.42% of additional cost for the hard drive only, if there are changes due to an increase in hard drive prices.

For power supplies: at a total cost of USD 197 thousand.

Approved by Bezeq's Board of Directors on February 27, 2014 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between DBS and Space Communications Ltd. for lease of space segments, up to December 31, 2014.	NIS 920 thousand.

Approved by Bezeq's Board of Directors on November 27, 2014 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between DBS and Space Communications for lease of space segments, up to December 31, 2015.	NIS 874 thousand.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law (cont'd)

Approval date of the general meeting (after approval of Bezeq's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction

January 14, 2015	Approval of Bezeq's vote at the general meeting of DBS in favor of DBS's agreement with Eurocom and ADB for the order of an additional quantity of yesMaxTotal converters, until December 31, 2015.	A total cost of USD 12 and an additional price of up to 1.9% for the cost of the hard drive only, if there are changes due to an increase in hard drive prices.

March 23, 2015	Acceptance of the terms established by the Antitrust Commissioner in his approval of the merger on March 26, 2014, both by Bezeq and by DBS (in the context of Bezeq's vote in the general meeting of DBS) and announcement of the exercise, at no cost, of Bezeq's option for the allotment from DBS of 6,221 shares of DBS, representing 8.6% of the share capital of DBS. Bezeq's engagement in an acquisition agreement with Eurocom DBS was also approved, whereby Bezeq will acquire the entire holdings of Eurocom DBS in DBS shares and all the shareholder loans provided by Eurocom DBS to DBS.	The total cost is comprised of: a) total cash of NIS 680; b) total cash of up to NIS 200, subject to certain conditions; c) total cash of up to NIS 170, subject to certain conditions. For additional information about the conditions relating to b and c, see Note 12B above.

October 19, 2015	Approval of Bezeq's vote at the general meeting of shareholders of DBS in favor of DBS's agreement with Eurocom and ADB for the order of yesMaxTotal3 converters, under the existing agreement, until December 31, 2017	Total cost of USD 14 million

December 8, 2015	Amendment to the framework agreement between Pelephone and Eurocom Cellular Communications Ltd., so that it will be extended to other products and brands, including related services for all products and its extension until December 31, 2018 (or three years after the acquisition date of any additional products or brands, whichever is earlier).	Annual scope of up to NIS 50 million (for all the products)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law (cont'd)

The financial value of the transactions described above, which were carried out in 2015 were as follows:

Amounts
included in the
consolidated
financial statements
NIS

Expenses	105
Property plant and equipment	46
Acquisition of DBS	913

E.	Agreements with the Eurocom Group and B Communications

1.	Registration rights agreement with B Communications

B Communications entered into a registration rights agreement with the Company granting it the right to demand registration of the ordinary shares it owns under the Securities Act of 1933, as amended. Under the registration rights agreement, B Communications has granted to the Company “demand” registration rights that allow it to request that B Communications register under the Securities Act of 1933, as amended, some or all of its ordinary shares. The Company is entitled to an aggregate of five demand registrations. B Communications is not required to affect any demand registration unless such demand registration is for a number of ordinary shares with a market value that is equal to at least US$ 7.5. B Communications is also not required to affect more than one demand registration during any 12-month period thereafter. B Communications is not obligated to grant a request for a demand registration within 90 days of any other demand registration.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Transactions with Related Parties (cont’d)

E.	Agreements with the Eurocom Group and B Communications (cont'd)

2.	Ordinary Transactions with the Eurocom Group

B Communications and the Company lease their principal offices from Eurocom Communications Ltd. for an annual rent of NIS 59 thousand for each company. In addition, Eurocom Communications Ltd. provides the Company and B Communications with legal services in an annual sum of NIS 96 thousand for each company. In addition, Eurocom Real Estate Ltd. provides B Communications and the Company with parking spaces for NIS 8 thousand a year for each company. Eurocom Digital Communications Ltd. provides B Communications and the Company with additional services, such as computing services and car maintenance for an annual sum of NIS 12 thousand for each company.

3.	Financial service agreement with Eurocom Capital Finance Ltd.

In February 2008, the Company entered into an execution services agreement with Eurocom Capital Finance Ltd. which is controlled by Mr. Shaul Elovitch, its controlling shareholder and the chairman of the Board of Directors, under which Eurocom Capital Finance Ltd. provides the Company with various financial services. Under the agreement, Eurocom Capital Finance Ltd. handles the execution of the Company's financial investments pursuant to direct instructions from its Chief Executive Officer, which is based on a policy that was established by its management and approved by the Board of Directors. In consideration for these services, the Company agreed to pay Eurocom Capital Finance Ltd. fees which are customary for such agreements and on market terms. The Company paid Eurocom Capital Finance Ltd. aggregate fees of approximately NIS 345 thousand, NIS 615 thousand and NIS 433 thousand for its services in the years 2013, 2014 and 2015, respectively.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Transactions with Related Parties (cont’d)

F.	Key management personnel compensation (including directors)

Key management personnel compensation comprised:

	Year ended December 31
	2013	2014	2015
	NIS	NIS	NIS

Employee benefits	2	2	2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNET GOLD – GOLDEN LINES LTD.

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

By:	/s/ Itzik Tadmor
Itzik Tadmor
Principal Financial Officer

Dated: April 18, 2016

163