Form 20-F
period 2016-12-31
INTERNET GOLD GOLDEN LINES LTD
filed 2017-04-26
CIK 1090159

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

(as of December 31, 2016)

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

Yes☒        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Emerging growth company ☐	Non-accelerated filer ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Our consolidated financial statements appearing in this annual report are prepared in New Israeli Shekels and are translated into U.S. dollars at the representative rate of exchange at December 31, 2016 (NIS 3.845= $1.00). The dollar amounts so presented should not be construed as representing amounts receivable, payable or incurred in dollars or convertible into dollars. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

-i-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The tables below as of and for the five years ended December 31, 2016 set forth selected consolidated financial data, which is derived from our audited consolidated financial statements. The audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 appear in this annual report.

Consolidated Statement of Income Data:

(Amounts in millions, except share and per share data)

	Year Ended December 31,
	2012	2013	2014	2015	2016	2016
	(NIS)					(U.S. $)

Revenues	10,278	9,563	9,055	9,985	10,084	2,623
Depreciation and amortization	2,367	2,014	1,873	2,131	2,161	563
Salaries	1,980	1,874	1,771	1,960	2,017	525
General and operating expenses	3,997	3,586	3,371	3,878	4,024	1,047
Other operating expenses (income)	(1)	57	(535)	3	21	5
	8,343	7,531	6,480	7,972	8,223	2,140
Operating profit	1,935	2,032	2,575	2,013	1,861	483
Finance expense	997	931	1,329	759	1,108	288
Finance income	(582)	(535)	(635)	(164)	(133)	(35)
Finance expense, net	415	396	694	595	975	253
Profit after financing expenses, net	1,520	1,636	1,881	1,418	886	230
Share of losses (profit) in equity- Accounted investee	245	252	170	(12)	5	1
Profit before income tax	1,275	1,384	1711	1,430	881	229
Income tax expenses	556	524	667	347	442	115
Net profit for the year	719	860	1,044	1,083	439	114
Profit (loss) attributable to owners of the company	(37)	26	(103)	87	(202)	(53)
Income attributable to non-controlling interest	756	834	1,147	996	641	167
Net profit for the year	719	860	1,044	1,083	439	114
Basic earnings (loss) per share.	(1.94)	1.33	(5.38	4.54	(10.52)	(2.74)
Diluted earnings (loss) per share	(1.97)	1.26	(5.50)	4.47	(10.52)	(2.74)

Statements of Financial Position:

(Amounts in millions)
	December 31,
	2012	2013	2014	2015	2016	2016
	(NIS)					(U.S. $)

Cash and cash equivalents	764	867	732	619	810	211
Restricted cash	-	-	65	155	-	-
Total assets	22,806	21,410	21,558	22,410	20,527	5,339
Total current liabilities	4,899	4,104	3,974	5,352	4,407	1,147
Non-current liabilities	14,427	14,153	14,818	14,457	13,383	3,480

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

Period	Average

Year ended December 31, 2012	3.856
Year ended December 31, 2013	3.611
Year ended December 31, 2014	3.578
Year ended December 31, 2015	3.887
Year ended December 31, 2016	3.841

Period	High	Low

October 2016	3.856	3.778
November 2016	3.876	3.799
December 2016	3.867	3.787
January 2017	3.860	3.769
February 2017	3.768	3.659
March 2017	3.693	3.614
April 2017 (through April 25)	3.681	3.628

On April 25, 2017, the representative rate of exchange was NIS 3.648 = $1.00 as published by the Bank of Israel.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to the Bezeq’s Fixed Line Business

Competition from other providers could adversely affect the Bezeq’s business, results of operations and financial condition.

The competition in the domestic fixed-line communications industry has recently intensified, both from other domestic carriers including HOT, Bezeq’s principal competitor in this segment, and secondarily from other cellular operators. Competition strengthened significantly upon implementation of the wholesale market by the principal communications groups in Israel and other communications operators (holders of a special or unified licenses) who compete with Bezeq in selling end-to-end service packages based on Bezeq's infrastructures at prices prescribed by the Ministry of Communications and not pursuant to commercial terms determined by negotiation. Bezeq may also face competition in the future from potential infrastructure owners. The increased competition has led to the churn of some of Bezeq's customers and has caused Bezeq to lower its prices for certain services and to an increase in the cost of acquiring new customers and retaining existing ones. The entities competing with Bezeq at present or those that might compete with it in the future, benefit from greater business flexibility than Bezeq, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services. The ability of HOT to offer "Triple Play" and other packages with tariff flexibility compared with the restrictions that prevent Bezeq from doing the same, has adversely impacted Bezeq's ability to compete and its cash flow from operations.

Bezeq is subject to governmental control and regulation.

Bezeq is subject to government control and regulation relating, among other things, to the licensing of operations, setting permitted areas of operation, setting tariffs, operation, competition, payment of royalties, providing universal service, share ownership, relations between Bezeq and its subsidiaries and a ban on ceasing or limiting its services (which could oblige Bezeq to provide services under uneconomic circumstances). The continuing governmental control and regulation has at times resulted in government intervention that Bezeq believes impedes its business activities. In this regard, Bezeq is exposed to the imposition of various sanctions by the Ministry of Communications, including fines. In addition, the Minister of Communications has the authority to change the terms of Bezeq's license, affect existing tariffs and marketing offerings, and impose directives on Bezeq. Significant changes in the regulatory principles applicable to the communications industry as a whole and to Bezeq in particular, could require Bezeq to make changes to its strategic plans and harm its ability to plan its business activities for the long term.

Bezeq’s tariffs for fixed-line services are subject to governmental control, which could have a material adverse effect on its business.

Bezeq’s tariffs for its main services (including interconnect fees) are subject to government control and intervention. The Minister of Communications is authorized to intervene in existing tariffs and marketing offers and impose directives on Bezeq. On average, controlled tariffs erode in real terms. Significant changes in Bezeq’s controlled tariffs, if implemented could have a material adverse effect on Bezeq’s business and results. Additionally, the restrictions applicable to Bezeq in marketing alternative payment bundles may make it difficult for Bezeq to provide an appropriate competitive solution to market changes and have placed Bezeq at a disadvantage to those competing with it in the sale of end-to-end service packages using wholesale Bitstream Access services, or BSA services, supplied by Bezeq. In the context of the implementation of a wholesale market, the Ministry of Communications has the power to set the price for which Bezeq will sell its services to license holders. The low prices set by the Ministry of Communications may adversely affect Bezeq's level of revenues and profits.

Bezeq could be subject to labor disruptions.

Bezeq's implementation of human resources and organization plans, including retirement and restructuring plans, involves coordination with its workers and significant costs, including compensation for early retirement. The implementation processes of such plans may cause unrest in labor relations and be damaging to Bezeq ongoing activities.

Bezeq is subject to restrictions on intercompany relations with its principal subsidiaries, which harms its ability to compete and adversely affects its business.

Bezeq's general license obligates it to ensure that its relationships with its principal subsidiaries do not result in favoring them over their competitors. Separation is required between the managements of Bezeq and those companies, as is separation between the business, financial and marketing systems, assets and employees, which causes duplication and high administration overheads. In addition, Bezeq is currently limited in its ability to offer joint service bundles with those companies. Due to the entry of companies into direct competition with Bezeq based on the provision of service bundles to customers and the option of providing wholesale services in order to offer customers end-to-end services, the risk that this factor will affect Bezeq's operations and results of operations has increased.

Bezeq is subject to legal proceedings, which could result in its being ordered to pay significant sums.

Bezeq is a party to legal proceedings, including class actions, which could result in it being ordered to pay significant sums, most of which cannot be estimated, and therefore, no provisions have been made in Bezeq’s financial statements for most of them. In addition, Bezeq's insurance policies are limited to defined cover limits and to certain causes of action, and might not cover claims for certain types of damages. In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may result in significant judgments or settlements. In addition, since Bezeq provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve Bezeq as a party to such proceedings.

Bezeq’s operations are subject to market risks such as currency fluctuations, inflation in Israel and the general economic environment and financial condition of the capital markets in Israel and worldwide.

Bezeq measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. While Bezeq's exposure to changes in currency exchange rates against the shekel is low, its exposure to inflation rates is high, and therefore Bezeq takes steps to cover part of the inflation exposure. As a result, the annual rate of inflation and its distribution during the year can have a material influence on the erosion of Bezeq’s tariffs and its revenues and expenses during the year, which in turn could have a material adverse impact on its operating results.

From time to time, the Bezeq Group engages in currency hedging transactions to reduce the impact on its cash flows and results of operations of currency fluctuations. The Bezeq Group recognizes freestanding derivative financial instruments as either assets or liabilities in the statements of financial position and it measures those instruments at fair value. However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures. These differences could result in fluctuations in Bezeq’s quarterly results of operations.

Negative developments in, or the general weakness of, Israel’s economy, in particular increasing levels of unemployment, may have a direct negative impact on the spending patterns of retail consumers, both in terms of the products they subscribe for and usage levels. Stability in the financial market and the strength of economies in countries around the world, have recently been subjected to high volatility. While the Israeli economy has displayed economic resilience, reflected in economic expansion, low levels of unemployment and inflation rates within government targets, the continued increase in of housing prices, global economic shocks and uncertainty in the political and defense arenas may cast doubt over a continuation of these trends. In the event the local economy is negatively impacted following external or internal events, Bezeq’s business results may be harmed as consequence of lower revenues (including revenues from affiliates) or due to an increase in finance costs.

Bezeq may face difficulties in obtaining some of the building and environmental permits required for the establishment and operation of its network sites, which could have an adverse effect on the coverage, quality and capacity of its network.

Bezeq is subject to the Israeli Non-Ionizing Radiation Law, which regulates the emission of electromagnetic radiation from broadcast facilities. While Bezeq is working to obtain permits to set up and operate its various broadcast installations, the difficulties it faces in this area, including difficulties stemming from the change in policy by relevant entities and amendments to statutes and standards, could have an adverse impact on the infrastructure of these installations and on the continuity of services using them, and as a result, on Bezeq's revenues from these services. Bezeq's third-party liability policy does not currently cover liability for electromagnetic radiation.

Frequent technological changes may negatively impact Bezeq’s operations and the value of its assets.

The communications sector is characterized by frequent technological changes and the shortening of the economic life of new technologies. The trend has created a need to invest significant resources in technology upgrades, has caused the lowering of barriers to entry into the sector by new competitors, increased depreciation rates, and in certain cases, resulted in the redundancy of technologies and networks owned by Bezeq (the cost of investment in which is still recorded on its balance sheets).

Bezeq’s operations are vulnerable to damage or interruption, which could expose it to material risks.

Bezeq provides services using various infrastructure systems that include, among others, exchanges, transmission, data communication and access systems, cables, computerized systems and others. If any part of Bezeq’s infrastructure becomes subject to a flood, fire, other natural disaster, terrorism, acts of war, a computer virus, a power loss, material bugs in software or other catastrophe or unauthorized access, its operations and customer relations could be materially adversely affected. In addition, disaster recovery, security and service continuity protection measures that Bezeq has made or may in the future undertake, and its monitoring of network performance, may be insufficient to prevent losses. In such event, Bezeq might incur liabilities or reputational damages.

Risks Relating to Pelephone's Business

Competition from other providers has adversely affected Pelephone’s business and results of operations.

Competition in the cellular telephony industry has intensified since 2012. This has led to lower prices and higher customer churn rates, which in turn has affected the results of Pelephone. Pelephone expects competition to continue to increase amid the changing legislation in Israel and consolidation in the telecommunications industry that permits certain service providers to market a combination of fixed-line telephony, fixed-line broadband Internet infrastructure access, ISP and pay television services, or a “bundle”, for an aggregate price which is lower than the price of the individual products and services in the bundle. These competitive forces may create further downward pressure on prices, which may result in a decrease in the Pelephone’s average revenue per user, or ARPU, and increase churn rates. Furthermore, the costs of establishing, maintaining and operating a mobile telephony network per subscriber is expected to be higher for Pelephone if it will not be allowed to operate under some form of network sharing model.

Pelephone is subject to governmental control and regulation

The cellular industry in Israel is subject to legislation and standardization relating to issues such as the environment, increased competition, tariffs, product warranty and repair. Regulatory intervention in the industry may materially impact Pelephone's structure of competition and operating costs. Changes in the regulatory principles applicable to the cellular industry as a whole and to Pelephone in particular, could require Pelephone to make changes to its strategic plans and harm its ability to plan its business activities for the long term.

Pelephone’s operations are subject to market risks such as currency fluctuations.

Pelephone is exposed to exchange rate risks as most of its terminal equipment, accessories, spare parts and infrastructure equipment are purchased in US dollars. While its revenues are in NIS. Any erosion of the NIS against the US dollar may affect Pelephone's profitability if it is unable to adjust selling prices promptly.

Frequent technological changes may negatively impact Pelephone’s operations and finances.

The cellular market in Israel and worldwide is characterized by substantial capital investments in the deployment of infrastructure. The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time.

Pelephone’s results of operations are subject to credit risk associated with consumer credit transactions.

Pelephone’s sales of terminal equipment are mostly credit-based. Most of this credit, which is not covered by either insurance or sureties, is exposed to risk. It is noted that the credit is spread among a large number of customers and Pelephone's collection mechanisms are efficient and competent. Negative developments in, or the general weakness of, Israel’s economy, in particular increasing levels of unemployment, may have a direct negative impact on consumer defaults. Therefore, a weak economy and negative economic developments may jeopardize Pelephone’s growth targets and may have a material adverse effect on its business, financial condition and results of operations.

Potential health risks related to cellular network sites and cellular telecommunication devices could have a material adverse effect on Pelephone’s business, results of operations and financial condition.

Pelephone operates hundreds of broadcast facilities and sells electromagnetic radiation emitting terminal equipment. While Pelephone is taking measures to ensure that the levels of radiation emitted by its broadcast facilities and terminal equipment do not exceed the radiation levels permitted in the Ministry of Environmental Protection guidelines (the levels adopted are based on international standards), no assurance can be given that it will be able to do so in the future. If health risks are found to exist or if the broadcast sites or terminal equipment are found to emit radiation levels exceeding the permitted radiation standards, thereby constituting a health hazard, this may have an adverse effect due to reduced consumption of Pelephone’s services, difficulty in renting sites, compensation claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity deposited by Pelephone with the planning authorities with respect to applicable law. Pelephone’s third-party liability policies do not currently cover electromagnetic radiation and any exposure to such claims could have a material adverse impact on Pelephone’s business, results of operations and financial condition.

Pelephone may face difficulties in obtaining some of the building and environmental permits required for the establishment and operation of its cellular antennas.

Pelephone is subject to the Israeli Radiation Law. Establishing and operating cellular antennas require building permits from various planning and building committees, a process that involves, among other things, obtaining several approvals from State entities and local regulatory bodies. The inability to obtain and retain the necessary permits s may impact the quality of Pelephone’s existing network and the deployment of its new network.

Pelephone may be restricted in the conduct of its operations during periods of national emergency, which could negatively affect its business operations.

During periods of national emergency, the Minister of Communications and other governmental authorities may issue various instructions regarding the use of Pelephone’s network, including the use of the network by the Israeli security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the taking and use of engineering equipment and facilities by Israel’s Defense Forces. These actions could adversely affect Pelephone’s business operations.

Pelephone’s systems and operations are vulnerable to damage or interruption, which could expose it to material risk of loss or litigation.

Pelephone provides services using various infrastructure systems and is spread throughout the country through core network sites, antenna sites and other systems. Pelephone’s business is totally dependent upon these systems. If any part of Pelephone’s infrastructure becomes subject to a flood, fire, other natural disaster, terrorism, acts of war, a computer virus, a power loss, material bugs in software or other catastrophe or unauthorized access, its operations and customer relations could be materially adversely affected. In addition, disaster recovery, security and service continuity protection measures that Pelephone has, or may in the future undertake, and its monitoring of network performance, may be insufficient to prevent losses. In such event, Pelephone might incur liabilities or reputational damages.

Pelephone is subject to legal proceedings, which could result in its being ordered to pay significant sums.

Pelephone is a party to legal proceedings, including class actions, which may result in it being liable for material amounts that cannot presently be estimated and no provision has been made in Pelephone’s financial statements for these proceedings. In addition, Pelephone’s insurance policies are limited to defined cover limits and to certain causes of action, and might not cover claims for certain types of damages. In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may result in significant judgments or settlements.

Pelephone could be subject to labor disruptions.

Pelephone has a collective agreement with the New General Federation of Workers and with the employees' committee which applies to most of its employees. Implementation of the collective agreement may reduce managerial flexibility and incur additional costs for Pelephone. Pelephone’s implementation of human resources and organization plans, including retirement and restructuring plans, involves coordination with the New General Federation of Workers and with the employees' committee. The implementation processes of such plans may cause unrest in labor relations and be damaging to Pelephone’s ongoing activities.

Pelephone’s frequencies are exposed to interference which could impair the service quality of its services.

Under its cellular license and the Wireless Telegraph Ordinance, Pelephone has rights of use of frequencies in the 850 MHz, which and could impair the service quality of its networks. The factors that could cause interference include the fact that the 850 MHz frequency is also used for terrestrial television broadcasts by television stations in the Middle East, causing interference in Pelephone’s 850 MHz UMTS/HSPA network. In addition, the Jordanian networks also use the same 2100 MHZ frequency range that Pelephone uses and in view of the limited cooperation between the operators in Jordan and Pelephone, this could have an adverse effect on service quality. The Ministry of Communications is currently preparing to implement the first giga frequency program that could impact the frequency ranges allocated to Pelephone.

Risks Relating to DBS's Business

Competition from other providers and content piracy has adversely affected DBS’s business and results of operations.

Competition in the broadcast sector with HOT and more recently with Cellcom, requires DBS to constantly invest in attracting and retaining customers, and dealing with high subscriber churn rates between the companies. Competition also increased due to the increasing use of pirated broadcasts. The broadcasting sector is also exposed to piracy by viewers in viewing broadcasts without paying subscription fees and is exposed to unlicensed public access to content to which the broadcast providers have rights. These competitive forces may create downward pressure on prices, which may result in a decrease in the DBS’s ARPU and increase churn rates.

DBS’s operations are subject to market risks such as currency fluctuations, economic weakness and the security situation in Israel.

A material part of DBS's expenses and investments are linked to fluctuations in the exchange rate of the US dollar (particularly content, satellite segments, purchase of decoders and additional logistics equipment). Therefore, sharp fluctuations in the exchange rate will have an effect on DBS's business results. In addition, the loans taken out by DBS are linked to the consumer price index and, therefore, sharp rises in inflation rates could have a material effect on DBS’s business results. An economic recession, increase in unemployment rates and a decrease in disposable income might bring about a decrease in the number of DBS’ subscribers, a decrease in DBS’ revenues and harm to its business results. In addition, an ongoing unstable security situation in large areas of Israel, which disrupts the day-to-day lives of the residents, could have an adverse effect on DBS's business results.

DBS is subject to governmental control and regulation

DBS provides multi-channel television broadcasts under a broadcast license and other licenses. Violation of the provisions of the licenses and of the law under which the licenses are issued could, subject to the license conditions, result in the revocation, amendment or suspension of the licenses and consequently adversely affect DBS’s ability to continue operating. DBS’s operations and broadcasts are subject to obligations and restrictions set out in legislation and to a system of licensing, oversight and approvals from various regulatory bodies. Consequently, DBS may be affected and restricted by policy considerations dictated by these entities and by their decisions and changes in communications legislation. Regulatory changes could impact DBS operations and could have a material adverse effect on its financial results. Likewise, the entry of content providers transmitting video content without applicable regulation of their operations including licensing may significantly affect DBS's financial results. As a provider of public services, DBS operations are also subject to consumer protection regulations.

Technological developments and improvements may negatively affect DBS and its operations.

The development of new technologies may render existing technology inferior, forcing DBS to invest large sums to retain its competitive edge. Such technological advances and developments may also facilitate increased accessibility to video content, allowing other providers to offer content viewing services without the need for heavy investment that may make it difficult for DBS to recruit new subscribers, retain existing subscribers and offer its services. In order to compete effectively, DBS may be required to invest large amounts. Alternative multi-channel broadcasting infrastructures, such as DTT, a terrestrial implementation of digital television technology using an aerial to broadcast to a conventional television antenna (or aerial) instead of a satellite dish or cable television connections, and its expansion, may have an adverse impact on the financial results of DBS.

The failure to comply with the covenants in DBS’s credit facilities could lead to acceleration of the underlying debt under certain circumstances and such covenants may limit DBS’s financial and operational flexibility.

DBS’s outstanding debt is subject to immediate repayment in the event of non-compliance with its loan agreements. DBS’s failure to comply with the provisions of its financing agreements may, under certain circumstances, permit the lenders to call the loans provided to DBS for immediate repayment and acquire the shares of DBS deposited as security to some of the lenders. DBS is required to maintain sufficient cash flow from its operations in order to be in compliance with certain of its debt covenants. These covenants could restrict DBS’s ability to achieve its business objectives, and therefore, could have an adverse effect on its financial condition. The absence of a sufficient cash flow may negatively impact DBS’s ability to increase its rate of penetration of advanced services (such as PVR and HDPVR decoders) and t to face the competitive threats arising from technological developments and consumption patterns in the market.

DBS is subject to restrictions on intercompany relations with Bezeq and its other subsidiaries, which harms its ability to compete and adversely affects its business.

DBS is restricted in entering into joint ventures with Bezeq with respect to offering communications service bundles. Both HOT and Cellcom, DBS’s principal competitors, are able to provide service bundles to their customers, which provide them with a significant advantage. DBS’s inability to ability to offer joint service bundles to customers has had a material impact on its business and competitive ability.

There are significant risks associated with providing satellite-based broadcasting.

DBS broadcasts its multi-channel pay television via space segments on the Amos 2 and Amos 3 satellites stationed at identical points in space. Malfunction of one of the satellites, damage to one of them or the unavailability of space segments on any of the satellites (including the unavailability of a new satellite scheduled to replace a satellite that ceased to broadcast) could disrupt and materially reduce the volume of DBS broadcasts, unless an alternative is promptly found to replace unavailable space segments. While DBS has attempted to provide for redundancy and has entered into a partial backup mechanism in its agreement with Spacecom, it may not be successful in fully replacing its broadcast capabilities and would likely not be able to provide all the channels it now offers. DBS is not insured against loss of revenues caused by satellite malfunction.

DBS is dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS.

DBS is dependent on Spacecom Communications Ltd., or Spacecom, a company controlled by our controlling shareholder, as the exclusive holder of the rights and the sole provider of space segments used by DBS in providing satellite broadcast. Spacecom is, and is also responsible for operating the space segments.

DBS is dependent on several third-party vendors and a disruption in those services could adversely affect its business.

DBS is dependent on certain providers of software, equipment, content and services, including broadcast encryption services in providing its satellite TV services. Failure to receive the products and services, or the failure to retain broadcast licenses and obtain access to new content from content providers services would negatively impact DBS’s its business and competitive position.

DBS depends on its broadcast centers and central computing center in Israel and is susceptible to any event that could adversely affect their condition.

Damage to a broadcast center’s operations may significantly impair DBS’s ability to continue its satellite TV broadcasts. DBS operates broadcast centers in Kfar Saba and Re’em Junction in order reduce the risks involved if one of its centers sustains damage and improves the survivability of some of its broadcast capabilities. In the event of damage to one of the broadcast centers, DBS will be able to continue broadcasting only a portion of its channels from the other broadcasting center. This is more significant in the event of damage to the Kfar Saba center, which is the only center with the capacity to broadcast certain of DBS’s key channels. Both of the broadcast centers have identical encryption systems and therefore backup is also available for the encryption system in the event of damage to one of the broadcast centers. A significant malfunction in DBS's central computer systems would also severely impact its operational capability. While DBS has a remote backup site designed to be activated and provide partial computer services within a few hours in the event of malfunction, it will be extremely difficult for DBS to operate efficiently without the operation of the central computer systems. Damage to DBS's logistics center could also lead to a disruption of its operations.

DBS’s technology is inferior to that of its principal competitor.

DBS’s technology is inferior to that of HOT, its principal competitor. This technical inferiority prevents DBS from providing telephony and Internet services, and various interactive services, including VOD, via its infrastructure; and therefore DBS is dependent on third parties in order to provide such services

DBS is dependent on third-party encryption systems.

DBS encrypts the broadcasts it transmits via satellite and utilizes encoded smart cards that are installed in the decoders in subscribers’ homes. Defects in the encryption system or its enforcement or a breach thereof could make it possible for unauthorized persons to view broadcasts without payment to DBS, causing a reduction in revenues and a breach of the agreements between DBS and its content suppliers. A malfunction of the encryption system or its enforcement could have a material adverse impact on DBS’s operations and financial results.

DBS’s frequencies are not exclusive, and are subject to interference, which could impair the service quality of its services.

The spectrum of frequencies used by DBS to transmit its broadcasts from the broadcast satellites to the satellite dishes installed in subscribers’ homes is allocated in accordance with the license from the Ministry of Communications and is defined as a frequency spectrum with a secondary allocation. An Israeli entity is allowed to make authorized primary use the frequency spectrum used by DBS. If the owner of the primary allocation uses the frequency spectrum, this may cause an adverse impact on the quality and/or availability of DBS broadcasts to its subscribers, which may adversely affect the financial results of DBS. To the best of DBS's knowledge, the primary allocation holder has not made use of such frequencies in a manner that has caused any real or lengthy disruptions to DBS’s broadcasts. As DBS’s broadcasts are wireless transmissions from broadcast centers to broadcast satellites and from them to the receiver dishes in subscriber homes, the broadcast of wireless signals in the same frequency spectrum, whether or not they originate in Israel, and extreme weather conditions of heavy rain, hail or snow could cause disruptions to the quality and/or availability of the broadcasts provided by DBS to its subscribers. Such disruptions may have an adverse effect on DBS’s financial results.

DBS could be subject to labor disruptions.

DBS is party to a collective agreement with the New General Federation of Workers and the Workers Committee. Implementation of the collective agreement may reduce managerial flexibility and incur additional costs for DBS. DBS’s implementation of human resources and organization plans, including retirement and restructuring plans, involves coordination with the New General Federation of Workers and with the employees' committee. The implementation processes of such plans may cause unrest in labor relations and be damaging to Pelephone’s ongoing activities.

DBS is subject to legal proceedings.

DBS is a party to legal proceedings, including class actions, which may result in it being liable for material amounts that cannot presently be estimated and no provision has been made in its financial statements for these proceedings. In addition, DBS’s insurance policies are limited to defined cover limits and to certain causes of action, and might not cover claims for certain types of damages. In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may result in significant judgments or settlements.

Risks Relating to the Bezeq International's Business

Bezeq International's operations are subject to currency fluctuations.

The primary currency in which Bezeq International operates is the NIS. While the majority of Bezeq International's revenues are derived from customers in Israel, Bezeq International uses services from providers worldwide and pays them for these services in foreign currency, primarily in US dollars. Changes in the exchange rates of the currencies in which Bezeq International operates against the NIS exposes it to rate differentials on the gap generated, which could adversely affect its profitability by increasing financing expenses, as well as its cash flows. To protect itself against currency exposure, for specific material transactions, Bezeq International engages in hedging transactions and purchases other financial instruments.

Technological developments and improvements may negatively affect Bezeq International's operations.

Bezeq International's operations are characterized by frequent technological developments. The development of technologies constituting attractive alternatives to some of Bezeq International's products, such as Skype as an alternative to long-distance calling, is likely to have a materially adverse effect on its operations. Furthermore, technological developments require frequent investment in infrastructure which could impact its financial condition.

Bezeq International is subject to governmental control and regulation

Bezeq International operations are subject to obligations and restrictions set out in legislation and to a system of licensing and oversight. Consequently, Bezeq International may be affected and restricted by policy considerations dictated by its regulators and by their decisions and changes in communications legislation. Regulatory changes could impact Bezeq International operations and could have a material adverse effect on its financial results.

Bezeq International is subject to legal proceedings, which could result in its being ordered to pay significant sums.

Bezeq International is a party to legal proceedings, including class actions, which may result in it being liable for material amounts. Bezeq International one’s insurance policies are limited to defined cover limits and to certain causes of action, and might not cover claims for certain types of damages. In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may result in significant judgments or settlements.

Bezeq International’s systems and operations are vulnerable to damage or interruption, which could expose it to material risk of loss or litigation.

Bezeq International provides services using various infrastructure systems. If any part of Bezeq International’s infrastructure becomes subject to a flood, fire, other natural disaster, terrorism, acts of war, a computer virus, a power loss, material bugs in software or other catastrophe or unauthorized access, its operations and customer relations could be materially adversely affected. In addition, disaster recovery, security and service continuity protection measures that Bezeq International has, or may in the future undertake, and its monitoring of network performance, may be insufficient to prevent losses. In such event, Bezeq International might incur liabilities or reputational damages.

Bezeq International could be subject to labor disruptions.

Bezeq International has a collective agreement with the New General Federation of Workers and with the employees' committee which applies to most of its employees. Implementation of the collective agreement may reduce managerial flexibility and incur additional costs for Bezeq International. Bezeq International’s implementation of human resources and organization plans, including retirement and restructuring plans, involves coordination with the New General Federation of Workers and with the employees' committee. The implementation processes of such plans may cause unrest in labor relations and be damaging to Bezeq International s ongoing activities.

Risks Related to Our Company

We and B Communications have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences; our ability to repay our debt may be affected by Bezeq’s dividend distribution policy and the amount of dividends paid by Bezeq.

We and B Communications have a substantial amount of indebtedness. As of April 26, 2017, we and B Communications had approximately NIS 3.6 billion (approximately $0.9 billion) of debt. This significant level of debt could have important consequences, including, but not limited to, the following:

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

Our credit ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings at any time will reflect each rating organization’s then opinion of our financial strength, operating performance and ability to meet our debt obligations. In February 2017, we announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s, has affirmed an A3.il local rating of our Series C and D Debentures with a stable outlook. Any reductions in our credit ratings will limit our ability to borrow at interest rates consistent with the interest rates that were available to us in the past. If our credit ratings are downgraded or put on watch for a potential downgrade, we may not be able to sell additional debt securities or borrow money in the amounts, at the times or interest rates or upon the more favorable terms and conditions that might be available if our current credit ratings are maintained.

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

In accordance with Concentration Law, if either we or B Communications are unable to delist our ordinary shares from the TASE and redeem any publicly held debt or go private prior to December 10, 2019, B Communications will not be permitted to control Bezeq after such date.

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

Our success depends on the continued service of certain key executives and personnel of Bezeq and the management of our company.

The Bezeq Group’s key executives and employees possess substantial knowledge of its business and operations. We cannot assure you that the Bezeq Group will be successful in retaining their services or that the Bezeq Group would be successful in hiring and training suitable replacements without undue costs or delays. As a result, the loss of any of these key executives and employees could cause significant disruptions in the Bezeq Group’s business operations, which could materially adversely affect our results of operations. Similarly, our management has been instrumental in our success and loss of any key members of our management could materially adversely affect our financial condition, results of operations and prospects.

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

Messrs. Shaul and Yossef Elovitch, directly and through their control of Eurocom Communications, beneficially owned 61.14% of our outstanding ordinary shares, as of April 26, 2017. For as long as Eurocom Communications has a controlling interest in our company, it, Mr. Shaul Elovitch, the chairman of our board of directors and the controlling shareholder and chairman of the board of directors of Eurocom Communications will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders that require a simple majority, including the power to elect all of the members of our board of directors (except external directors, within the meaning of Israeli law) and will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Because the interests of Eurocom Communications and Mr. Elovitch may differ from the interests of our other shareholders, actions taken by Eurocom Communications with respect to us may not be favorable to our other shareholders.

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

We, B Communications and the Bezeq Group companies are organized and based in the State of Israel and Bezeq derives substantially all of its revenues from markets within the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. In recent years, there have been hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. In recent years riots and uprisings in several countries in the Middle East and neighboring regions have led to political instability in several neighboring states and to a decrease in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. Although these matters have not had any material effect on our business and results of operations to date, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

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

We are a leading communications group in Israel. Our principal subsidiary, B Communications, is the controlling shareholder of Bezeq (TASE: BZEQ), Israel’s largest telecommunications provider. Since B Communications’ initial public offering in October 2007, its ordinary shares have been listed on the NASDAQ Stock Market (symbol: BCOM) and the TASE. We currently own 64.78% of the ordinary shares of B Communications. B Communications maintains a website at www.bcommunications.co.il. The information on B Communications’ website is not incorporated by reference into this annual report on Form 20-F.

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

Since April 14, 2010, we, through our subsidiaries, have been the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider. Bezeq is the principal provider of communications services in Israel, providing a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, Internet services, multi-channel television, television and radio broadcasts, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers and the supply and maintenance of equipment on customer premises, which is referred to as network end point, or NEP services. Bezeq was founded as a government company in 1980 and became a public company in 1990 with its shares traded on the TASE and included in the TA-35 Index.

The principal Bezeq Group segments are as follows:

		As of December 31, 2016
Bezeq Group Segments	Service	Estimated Market Share	Market Position
Bezeq	Fixed-Line Telephony (private sector)	55.0%	1 of 4
	Fixed-Line Telephony (business sector)	73.0%	1 of 2
	Fixed-Line Broadband Internet Infrastructure Access	68.0%	1 of 2
Pelephone	Cellular Telephony	22.7%	3 of 5
Bezeq International	ISP	44.0%	1 of 4
	ILD	21.0%	—
DBS	Pay Television	40.0%	2 of 2

The Bezeq Group had approximately 2.12 million active fixed telephone lines in its fixed-line telephony business, 1.56 million fixed-line broadband Internet infrastructure access services subscribers (retail and wholesale), 2.40 million cellular telephony services subscribers and 614,000 pay television services subscribers as of December 31, 2016. For the year ended December 31, 2016, the Bezeq Group had revenues of NIS 10.08 billion (approximately $2.62 billion).

In view of a decision of the Supreme Court on August 21, 2009, not to approve the merger of Bezeq and DBS, Bezeq discontinued consolidation of its financial statements with those of DBS, and from that date the investment in DBS shares was presented according to the equity method. The balance of DBS shares were held by Eurocom D.B.S., a company controlled indirectly by Messrs. Shaul and Yossef Elovitch, controlling shareholders of Bezeq.

Until March 25, 2015, Bezeq held 49.78% of the shares of DBS and it also owned stock options which entitled it to acquire an additional 8.6% of the shares of DBS. On March 25, 2015, Bezeq exercised the stock options that it owned, for no payment, and on June 24, 2015 Bezeq completed a transaction in which it acquired all the holdings of Eurocom D.B.S. in DBS, which at that time constituted 50.22% of the issued share capital of DBS (41.62% fully diluted) as well as all the shareholders’ loans that Eurocom provided to DBS (NIS 1,538 million as at December 31, 2014).

On the completion of the transaction, Bezeq transferred the cash consideration of NIS 680 million to Eurocom DBS and Eurocom D.B.S. transferred to Bezeq all its shares and rights to shares in DBS and assigned to Bezeq its entire rights in the shareholders’ loans that it had provided to DBS. Upon completion of the transaction, DBS became a wholly owned subsidiary of Bezeq.

In addition to the cash payment of NIS 680 million, the consideration also included two additional contingent payments consisting of: (i) an additional payment of up to NIS 200 million to be paid in accordance with the tax synergy (“First Contingent Payment”; and (ii) an additional payment of NIS 170 million to be paid according to the business results of DBS in the three years following the closing (the “Second Contingent Payment”). Most of the First Contingent Payment was paid after Bezeq entered into a tax assessment agreement and tax decision with the Israeli Tax Authority. Bezeq paid advances on account of the Second Contingent Payment that were not recorded as an expense in its financial statements. Additionally, Bezeq’s financial reports contain a commitment of NIS 84 million for the Second Contingent Payment based on a management estimate. In the event the proposed merger between Bezeq and DBS takes place in 2017, the amount owed to Eurocom D.B.S. is expected to be the full amount of the Second Contingent Payment, and in the event the proposed merger takes place after the end of 2017, the amount payable to Eurocom D.B.S. will be contingent on the results of DBS for 2017.

According to the conditions prescribed in the Antitrust Authority’s approval of the merger between Bezeq and DBS in March 2014, the following limitations apply with respect to Bezeq and DBS:

●	Bezeq and any person associated with it will not impose any restriction on the use of fixed-line Internet infrastructure services stemming from the customer’s cumulative surfing volume, and it may not restrict or block the customer ability to make use of any service or application provided on the Internet.

●	Bezeq will deduct amounts for providing multi-channel TV services from the payments of ISPs for connecting them to the Bezeq network.

●	Bezeq will sell and provide Internet infrastructure services and TV services under equal conditions to all Bezeq customers (the sale of Internet infrastructure services as part of a bundle will not, in itself, be considered a sale under non-equal conditions).

●	Bezeq and DBS will cancel any exclusivity arrangements pertaining to productions that are not original productions and they will not be a party to any such exclusivity arrangements, except in with respect to a third party that held a broadcast license on the date of the decision. For two years from the approval date of the merger, Bezeq will not prevent any entity (excluding an entity that held a broadcast license on the date of the decision) from acquiring rights in original productions.

The main purpose of the merger, from the business and economic perspective, is to streamline the activity and operation of Bezeq and DBS and to consolidate it under a single legal entity in order to save operating costs in the long term.

Further to the announcement by the Director General of the Ministry of Communications of December 21, 2016 concerning “cancellation of the structural separation obligation in Bezeq Group, Bezeq and DBS entered into a merger agreement on December 25, 2016. Subject to the conditions precedent set out in the Antitrust Authority’s approval of the merger and as noted below, on the date of completion of the merger, and to be effective retroactively from December 31, 2016, all the activity of DBS will be merged with and into Bezeq, for no payment, in accordance with the provisions of Section 323 of the Companies Law and under the provisions of Sections 103B and 103C of the Income Tax Ordinance. At such time DBS will cease to exist as a separate legal entity, it will be dissolved without liquidation, and the Registrar of Companies will delete it from the register of companies.

Completion of the merger is subject to compliance with the following conditions:

●	Obtaining the approval of the Companies Registrar (merger certificate).

●	Obtaining various regulatory approvals from the Ministry of Communications, Minister of Communications and head of the Civil Administration.

●	Obtaining approvals from any third parties whose approval is required. If Bezeq’s Board of Directors believes that such approval is immaterial to completion of the merger, it may, in its discretion, waive the obtaining of any third party approval.

●	The arrangement of any incompatibility that is found upon completion of the merger between the Deed of Trust and the debentures of DBS and fixed liens registered on a particular asset of DBS, and Bezeq’s financing documents, under which a commitment is in place to refrain from creating charges on Bezeq’s assets, lifting the financial restrictions and covenants set out in the financing agreements of DBS, so that they will not apply to the merged company, and all to Bezeq’s satisfaction and as will be approved by Bezeq’s Board of Directors.

Subsequently, the NIS 389 million of shareholders’ loans registered in Bezeq’s name in the books of DBS, including principal and accrued interest at December 27, 2016, were converted to equity and Bezeq made an additional investment in the capital of DBS against a premium in the amount of NIS 130 million. In September 2016, shareholders’ loans in the amount of NIS 5.3 billion were converted into equity.

Bezeq and DBS continue to operate as separate companies.

Our Strategy

We view our controlling interest in Bezeq (through B Communications) as a strategic asset and currently expect to maintain a long-term controlling interest in Bezeq. The telecommunications market has historically served as a growth engine for the Eurocom Group and we intend to continue to focus our business on the telecommunications field. We intend to leverage our long-term experience and expertise in the telecommunications field to continue to contribute to Bezeq’s management and operations, through ongoing involvement in its business and provision of extensive consulting and strategic services. We intend to continue to reduce our leverage through the repayment of debt.

The Bezeq Group is a leading provider of telecommunications services and owner of telecommunications infrastructure in Israel and provides diversified telecommunications offerings across all Israeli telecom markets.

The Bezeq Group is the largest and the incumbent telecommunications provider in Israel, offering a broad range of services through its advanced, comprehensive and nationwide telecommunications infrastructure. The Bezeq Group holds a leading position in each of the markets in which it operates. As a leading provider in each of these markets, the Bezeq Group has been able to maintain its strong performance and benefit from economies of scale. In addition, such leading positions across a diverse range of telecommunications offerings reduce the Bezeq Group’s exposure to market and regulatory conditions. We believe that the Bezeq Group’s ability to maintain a leading position in the Israeli telecommunications market in the face of competitive and regulatory pressures reflects, among other things, the underlying strength of its advanced nationwide network infrastructures, the strength of its brands and its extensive offering of high quality content.

The Bezeq Group operates in an attractive macroeconomic environment with a developed telecommunications market.

Israel is a developed, industrialized market characterized by strong macroeconomic fundamentals.

The Israeli telecommunications market is highly developed and benefits from favorable dynamics, including high penetration rates across all telecommunications services, high penetration of postpaid contracts in the cellular telephony market, rapid adoption rates of new technologies and significant expenditures on telecommunications services by consumers and businesses. In addition, Israel is expected to experience steady population growth, which should provide a natural expansion of the addressable market. In particular, Bezeq expects such population trends will lead to a steady demand for fixed-line telephony services in Israel, especially among certain sectors of the growing population in Israel where fixed-line telephony is in widespread use. Furthermore, a relatively young population contributes to the attractiveness of the market, as such consumers typically spend more on telecommunications products and services while also driving increased demand for new technologies. We believe that the potential future growth in the Israeli telecommunications market will be driven by continued strong demand for higher bandwidth, both on the broadband Internet and mobile platforms, and advanced value-added services and technologies across all telecommunications services.

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

Pelephone currently operates communications networks using three main technologies:

●	LTE 4G technology is based on GSM standards. The advantages of this technology are larger data communication capacity and faster download rates than with the 3G technologies. All the terminal devices that support this technology also support the 3G technologies and the transition between the technologies is seamless.

●	The UMTS/HSPA technology is based on GSM 3G standard. This technology is globally widespread, and enables subscriber identification and services to be provided through a SIM card, which can be moved from one handset to another. This technology supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps.

●	CDMA technology. To date, this network serves a limited number of subscribers who seldom use the network. Pelephone expects to cease operating this network in 2017, subject to the approval of the Ministry of Communications. Pelephone is acting to transfer the existing CDMA network subscribers to the UMTS/HSPA and LTE networks.

The infrastructures for Pelephone's networks are mainly based at two switch farms which are connected to more than 2,300 sites.

Under an agreement entered into in 2014, L.M. Ericsson Israel Ltd., or Ericsson, serves as Pelephone's supplier for the deployment of its 4G LTE radio network. In recent years Pelephone invested NIS 460 million in the deployment of the network, including acquisition of frequencies, and Pelephone estimates that its total investments in infrastructures in 2017 will not be materially different from the investments it made in 2016. Pelephone does not expect to significantly increase its investment in infrastructure. In addition, over the coming decade Pelephone will be required to continue to establish new broadcast sites, in order to comply with the terms of its mobile telephony license.

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

In the multi-channel pay television segment, DBS is the only licensed provider of multi-channel television broadcasts via satellite in Israel. While DBS relies on third party providers for the provision of satellite capacity, it owns the satellite dishes that carry the signals from such satellites to subscriber residences and set-top boxes. DBS differentiates itself from its main competitor, HOT, by offering a wide range of high quality content and by utilizing technology to be the first pay television services provider to offer new and innovative value-added services to subscribers. For instance, DBS was the first provider in Israel to offer a set-top box that combined PVR, VOD and HD capabilities in one device (branded as “yes MaxTotal”). DBS’s PVR offering enables subscribers to download a movie or series to their yes MaxTotal set-top box over the Internet and watch recorded content immediately or at a later time. DBS is also the only provider in Israel that offers a multiroom service allowing subscribers to watch recorded content on multiple capable set-top boxes (“yes MultiRoom”) and in 2014 DBS introduced its TV Everywhere service, branded as yesGo, which allows subscribers to watch content from mobile devices. In 2015, DBS began to offer a HDPVR converter known as yesQuattro that allows the recording of up to 4 channels simultaneously in addition to the channel being viewed, has increased the number shows that may be recorded, and allows the automatic recording of prime time content (6:00 PM to midnight) on two channels that the subscriber can select for seven days (known as PrimeTime service).

DBS also operates its yesGo service, which allows subscribers to view the channels included under the service that they have purchased for home television viewing and VOD content, over a variety of terminal devices (smartphones, tablets and PCs).

Other providers enable VOD viewing through the Internet, such as AppleTV and Netflix (which currently offer content without Hebrew translations). Several entities are considering launching similar services.

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

The following table sets forth the Bezeq Group’s operating cash flow and ratio of capital expenditures to revenues for the years ended December 31, 2014, 2015 and 2016. The operations of DBS have been included for the last nine months of 2015.

	Year ended December 31,
	2014	2015	2016
	(NIS in millions except percentages)
Operating cash flow	3,796	3,740	3,526
Capital expenditure, net	1,045	1,484	1,278
Capital expenditure, net as a % of revenue	11.5%	14.9%	12.7%

We believe the Bezeq Group has a conservative capital structure and that such conservative capital structure and strong cash flow generation have historically enabled Bezeq to make consistent dividend payments to its shareholders. Since 2006, Bezeq has distributed dividends in an amount equal to 100% of its net income after minority share in each year and has also approved a special dividend on two occasions.

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

We are the sole controlling shareholder of Bezeq and have a management team with significant experience in developing and operating telecommunications companies.

We have sole control of Bezeq and, together with our controlling shareholders and members of the Eurocom Group, are the only entities or persons that hold a permit to control and direct the activities of Bezeq. Since our acquisition of the controlling interest in Bezeq, we have nominated all of the members of Bezeq’s board of directors who were elected by shareholders, excluding employee representatives on the Board whose nominations require the prior approval of our ultimate controlling shareholder, Mr. Shaul Elovitch, as chairman of Bezeq’s Board of Directors, pursuant to Bezeq’s collective bargaining agreement.

Our management team and controlling shareholder have long-standing experience in the communications sector. Our founder and Chairman, Mr. Shaul Elovitch, was one of the founders of some of Israel’s leading telecommunications businesses (including, among others, DBS, Partner and Internet Gold) and other major investment businesses, and has over 40 years of experience in the telecommunications market. Our Chief Executive Officer, Doron Turgeman, has over 20 years of experience in the telecommunications sector.

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

Bezeq currently offers packages that combine a subscription to Bezeq’s fixed-line broadband Internet infrastructure access and to the accompanying ISP service, with the ability to choose from any ISP provider in Israel, including Bezeq International. The packages are “unbundled” and offered at the same price that the standalone services would cost if subscribed to separately. In addition, Bezeq offers packages to business customers that combine Bezeq’s business data lines and the accompanying ISP service from Bezeq International. These packages are also “unbundled” and offered at the same price that the standalone services would cost if subscribed to separately. Business customers are also not required to use Bezeq International as their ISP provider and have the ability to choose any ISP provider in Israel.

These restrictions, and in particular the unbundling obligation which severely limits the Group's ability to offer discounts on the components of the bundle, puts the Group in a competitively inferior position as compared to the competing communications groups which are not subject to similar restrictions in marketing joint bundles (other than a restriction on marketing a joint bundle of HOT-Net and other companies in the HOT Group). Bezeq's restrictions are more significantly manifested with the implementation of the wholesale BSA services and the option for ISPs to provide end-to-end services to customers at reduced prices compared with the bundles that Bezeq can market, which can be unbundled.

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

Bezeq Domestic Fixed-Line Communications	As at and for the year ended December 31, 2016
(in millions, except percentages)
Revenues (in NIS)	4,383
Fixed-line telephony
Estimated market share(1)	64%
Active lines	2.119
Churn rate	10.4%
Fixed-line broadband Internet infrastructure access
Estimated market share	69%
Subscribers	1.558

(1)	As of December 31, 2016, Bezeq’s market share in the business and private sectors of the fixed-line telephony market is estimated to be 73% and 55%, respectively.

Fixed-Line Telephony Services

Bezeq had approximately 2.12 million active fixed telephone lines as of December 31, 2016. Bezeq’s fixed-line telephony services include basic telephony service on domestic telephone lines and associated value-added services, such as voice mail, caller ID, call waiting, call forwarding and conference calls. Bezeq also offers its business customers national toll free numbers which provide for full or partial payment for customer calls by the business customer.

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

Fixed-Line Broadband Internet Infrastructure Access Services

Bezeq provides broadband Internet access infrastructure services in xDSL technology. Internet service has become one of Bezeq's main activities and is a central focus for its investments in technology, marketing, advertising, customer acquisition and upgrades. The average surfing speed of Bezeq's Internet subscribers at the end of 2016 was 43.2 Mbps compared with an average of 37.8 Mbps at the end of 2015. The minimum speed of the package provided for new customers is usually 15 Mbps.

xDSL service is also provided free of charge on subscriber lines with no telephony and at no additional cost. According to a decision of the Ministry of Communications (in respect of the cancellation of NDSL services), Bezeq may not apply differential xDSL pricing between subscribers who use the service together with telephony service and subscribers who only use the xDSL service. Bezeq also provides a free WiFi service that enables its customers to share part of their wireless bandwidth in return for browsing outside of their homes as well and benefiting from nationwide and worldwide hotspots.

Bezeq is obligated to provide broadband Internet access services in a BSA wholesale format to service provides that provide end-to-end Internet services in this way to their customers, including infrastructure.

Graph – Changes in the surfing speeds of Bezeq's Internet subscribers in 2012-2016
(in Mbps at the end of each year):

Transmission and Data Communication Services

Data communication services are network services for point-to-point data transmission, data transmission between computers and between various communications networks, services to connect communications networks to the Internet, and remote access services.

Bezeq offers transmission services, including high speed, to communications operators and their business customers over a variety of interfaces.

There is also a decline in use of Bezeq's transmission and data communication services by communications providers, in part as a result of the trend of entry of communications groups.

Other Services

Bezeq provides services to other communications operators, including cellular operators, international call operators, HOT, NEP operators, ISPs, domestic carriers, and Palestinian communications providers.

Among the services provided by Bezeq are infrastructure services, infrastructure upgrades, connection to Bezeq's network, billing services, leasing of space, and services in leased premises.

Broadcast services

Bezeq operates and maintains radio transmitters which are operated by the Israel Broadcasting Corporation, Israel Army Radio (Galei Zahal), among others, and also maintains and operates the transmitters of several regional radio stations and the DTT transmitters for the Second Authority. Bezeq is not responsible for the content of the broadcasts.

Contract work

Bezeq installs, maintains, and operates networks or subnetworks for various customers (e.g., the Ministry of Defense, HOT Telecom, radio and television broadcasting companies, cellular operators, international call operators, local authorities, municipalities, and government bodies). Bezeq has agreements with HOT Telecom to provide installation, maintenance and network hosting services using Bezeq's infrastructures.

Private and virtual exchange services

Bezeq operates an IP Centrex service, which is a private and virtual exchange service in a public network (including a private cloud exchange service (HIPT) to customers with a large number of extensions).

Data Center

A service enabling a backup and survivability solution for customers.

144 website (B144)

A search engine for telephone numbers of businesses and private persons, including a classified search.

Bcloud service

Enables Bezeq’s Internet customers to store data and digital media in a virtual cloud.

Bhome service

A smart home service that allows Bezeq's Internet subscribers to be updated and control everything that happens at home in real time by smartphone using cameras and sensors installed at home.

Smart city service

A service launched in August 2016 that includes a complete urban management system for a variety of urban services aimed at improving the service to residents while streamlining and saving municipal resources using advanced technology. The system is planned to include a command and control system, wireless surfing throughout the city, security cameras and management of various municipal services. A similar platform is also planned for services to businesses and other smart facilities.

The following table shows the distribution of Bezeq’s Domestic Fixed-Line Communications revenues from its main products and services in its segment of operation, 2014-2016 (in NIS millions):

	2016	2015	2014
Revenues from Bezeq’s fixed-line telephony	1,490	1,586	1,668
Percentage of total Bezeq’s Fixed-Line revenues in the segment	33.99%	35.99%	38.64%
Revenues from Internet infrastructure services	1,597	1,542	1,394
Percentage of total Bezeq’s Fixed-Line revenues in the segment	36.43%	34.99%	32.30%
Revenues from transmission and data communication services	1,077	1,058	1,022
Percentage of total Bezeq’s Fixed-Line revenues in the segment	24.57%	24.01%	23.67%
Revenues from other services	219	221	233
Percentage out of total Bezeq’s Fixed-Line revenues in the segment	5.01%	5.01%	5.39%
Total revenues of the Bezeq Domestic Fixed-Line Communication segment	4,383	4,407	4,317

The Bezeq Domestic Fixed-Line Communication segment revenues are attributable to two main customer types: private (53%), and business (47%). The distribution by revenues is shown in the following table:

	2016	2015	2014
Revenue from private customers	2,329	2,507	2,498
Revenue from business customers	2,054	1,900	1,819
Total revenue	4,383	4,407	4,317

Cellular Telephony (Pelephone)

Pelephone is among the leading cellular telephony services providers in Israel. Pelephone provides cellular telephony services, sells handsets and other end-user equipment, and provides repair services for handsets sold by Pelephone.

Pelephone	As at and for the year ended December 31, 2016
(in millions, except percentages)
Revenues (in NIS)	2,630
Estimated market share	22.7%
Active lines	2.59
Churn rate	23.7%

Services provided by Pelephone:

Package services. Package services provided by Pelephone include:

●	Basic telephone services (voice) – basic voice services, call completion and auxiliary services such as call waiting, follow-me, voice mailbox, voice conference call and caller ID, MMS multimedia messages and more.

●	Browsing and data communications services – Internet browsing using 3G and 4G mobile devices.

●	Messaging service – a service for sending and receiving SMS text messages and multimedia MMS messages.

Content services. Pelephone offers its customers content services such as video services, Pelephone cloud backup and storage, anti-virus, a variety of televisions channels (Super TV) and a music library (Musix) that enables listening to a variety of music via mobile phone and PC.

Roaming services. Pelephone offers roaming services to customers traveling to countries throughout the world by using their own personal handset, with roaming coverage in more than 220 countries. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

Service and repair services. Pelephone offers expanded repair and warranty services; for a monthly fee entitling the customer to mobile handset repair and warranty services, or for a one-time payment at the time of repair. Pelephone provides these services to its subscribers as well as under hosting agreements.

The mobile radio telephony segment is extremely competitive. The continuous competition in this sector has led to the high churn of subscribers between the cellular operators and erosion of their revenues, and to an increase in the Internet browsing volume included in the base package that has caused significant erosion of the average revenue per user (ARPU). These trends continued and even increased in 2016. In 2016, revenues from mobile radio services amounted to NIS 1,818 million compared with NIS 1,999 million in 2015 and NIS 2,453 million in 2014.

Opening of the market to parallel imports and opening of multiple stores selling terminal equipment has led to a decline in the sales of cellular handsets and terminal equipment by the cellular operators. To minimize the loss of revenues, Pelephone increased the range of equipment it sells and it also sells non-cellular electronic equipment. The launch of Chinese brands alongside the launch of lower price models of devices of other manufacturers has led to a decline in the average revenue per device. In February 2016, Pelephone launched a private brand of terminal equipment (GINI) that includes several models. Pelephone's revenues from the sale of terminal and electronic equipment amounted to NIS 812 million in 2016, representing 31% of Pelephone's total revenues, compared to revenues of NIS 891 million in 2015. Most terminal and electronic equipment is sold on credit. The decrease in terminal equipment sales over the years has led to a decrease in trade receivables as well as a decline in trade payables to terminal equipment suppliers.

Pelephone also offers various types of mobile phones, on-board telephones, hands-free devices and accessories that support its range of services. Pelephone also offers its customers other terminal equipment such as tablets, laptops, modems, television sets and game consoles.

Pelephone offers its subscribers comprehensive voice, data and text messaging services and advanced multimedia services through its nationwide network. Pelephone’s basic cellular telephony (voice) services include basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID. Pelephone’s customers can also access Internet services by using their handsets or through a cellular modem, or netstick, with download speeds of up to 42 Mbps. Pelephone’s value-added services include short text messages, or SMS, multimedia messages, or MMS, and content services. Pelephone also offers its customers handset repair services for a monthly payment.

Pelephone offers a variety of packages that combine the several services it makes available to subscribers.

Pelephone also provides international roaming services, based on agreements it has with cellular telephony operators abroad. In addition, Pelephone provides inbound roaming services to the customers of foreign operators while they are in Israel.

Revenue from products and services

The following table provides a breakdown of Pelephone's revenues from products and services (NIS in millions) in the last three years:

Products and services	2016	2015	2014
Revenue from services	1,818	1,999	2,453
Percentage of Pelephone's total revenue	69.1%	69.2%	71.7%
Revenue from products (terminal equipment)	812	891	966
Percentage of Pelephone's total revenue	30.9%	30.8%	28.3%
Total revenue	2,630	2,890	3,419

The following table provides a breakdown of revenue from customers (in NIS millions) in the last three years:

Products and services	2016	2015	2014
Revenue from private customers	1,616	1,750	1,930
Revenue from business customers*	1,015	1,140	1,490
Total revenue	2,630	2,890	3,419

*	Revenue from business customers includes revenues from hosting agreements.

At the end of 2016 Pelephone had 2.4 million subscribers. Pelephone also had 733,000 prepaid subscribers (customers who pay for communications services in advance) at the end of 2016. The revenues from these customers are not material in relation to Pelephone's total revenues. The number of prepaid subscribers includes 57,000 subscribers who were considered postpaid subscribers and were reclassified as prepaid subscribers in 2016.

In addition to the abovementioned subscribers, who are end customers actually using Pelephone's network, Pelephone provides services under hosting agreements to other cellular operators that use its network to provide services to their customers. Most of Pelephone’s hosting revenues in 2016 came from Rami Levy and in 2015 most of such revenues came from Rami Levy and Alon Cellular (which was acquired by Pelephone in October 2015).

At the end of the second quarter of 2016, Pelephone implemented a one-time derecognition of 499,000 CDMA network subscribers (of which 455,000 were pre-paid subscribers and 44,000 were post-paid subscribers) subscribers that had not made outgoing calls or used the network for browsing during the six months prior to the date of the derecognition. The derecognition of subscribers followed a series of actions taken by Pelephone to reduce the number of CDMA network subscribers, which include, among other things, initiating contact and marketing offers targeting CDMA subscribers to switch to its UMTS/HSPA and LTE networks.

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

The international telephony market in Israel has in recent years seen a decline in call volume, (incoming and outgoing), mainly due to the service bundles offered by the cellular companies that include international calls as well as the multiple free applications that enable calls via the web. In 2016 the international telephony market declined (in number of minutes) by 11%.

The Internet market recorded continued growth stagnation in 2016 together with an increase in the surfing speeds consumed. Generally, the increase in demand for high speed browsing requires Bezeq International to periodically increase its operating capacity via its Jonah submarine cable and the international capacity rights it acquires.

Bezeq International	As at and for the year ended December 31, 2016
(in millions, except percentages)
Revenues (NIS)	1,548
ISP
Estimated market share	44.0%
Churn rate	20.4%
ILD
Estimated market share	21.0%

ISP Services

In the Internet services sector Bezeq International provides Internet service provider (ISP) services for private and business customers, including requisite terminal equipment and support over DSL based transmission, configuration and cable infrastructure. and access services to the Company's Internet infrastructure (as part of the wholesale market); hosting services offering site and server storage services at a designated installation, including value added services (such as monitoring and control); information security services; Internet and LAN network connection security using required terminal equipment or software, including monitoring; data services including international IP based data communication solutions for business customers with global deployment; and high speed Wi-Fi services, including public hotspots.

Bezeq International provides these Internet services primarily via its exclusive wholly-owned Jonah submarine cable between Israel and Italy, launched in December 2011. Bezeq International is the only provider among ISPs operating in Israel to own a submarine cable.

International data services

Bezeq International provides international data communication solutions for business customers including customized global deployment. The services are provided via Bezeq International's submarine cable and the optic cables deployed from Israel to Europe over which Bezeq International has long-term user rights, and through its business partnerships with leading global telecom providers such as British Telecom, which provide its customers access to their sophisticated global network services.

In addition to the foregoing services, Bezeq International offers ITS licensees to provide Bezeq International's services and ISP licensees the use of its international capacities (through leasing or by purchasing indefeasible rights of use), over Bezeq International's submarine cable, and the user rights it acquired in European terrestrial infrastructures and in other international networks.

Business Sector-Data Services and ICT

Bezeq International provides ICT (Information and Communication Technology) solutions for business customers. Customer ICT solutions include extensive communications solutions such as server and web hosting services ("Hosting Services"), technical maintenance and support services, system and networking services, outsourcing and out-tasking services, security and risk management solutions, IP based services, cloud computing services, online backup services, market and advertising services for businesses over a digital platform (Bigger) and equipment sales. Bezeq International has adopted a comprehensive solution model with a single contact person, fully responsible for dealing with the customer (one service provider, one responsibility).

Bezeq International markets and maintains communication systems for the entire the Israeli market, and PBX exchanges, telephony networks and IP communications, mainly for its business customers. As part of its service contracts, Bezeq International provides maintenance services for various PBX exchange manufacturers. These services are given for gateways, PBX exchanges and network end points (NEP) for lines used as both internal and external lines.

Multi-Channel Pay Television (DBS)

DBS offers nationwide coverage through its DTH technology and innovative and advanced technologies, including PVR, VOD and HD television. It is the only company in Israel licensed to provide multi-channel pay television broadcasts via satellite and is one of two companies in Israel licensed to provide multi-channel television services. DBS focuses on creating clear differentiation from its main competitor, HOT, with respect to brand, content and service quality. In addition, DBS has a strong track record of innovative technology development and is a leading provider of value-added services, including hybrid IP and DTH based set-top boxes (including PVR and VOD).

DBS	As at and for the year ended December 31, 2016
(in millions, except percentages)
Revenues (NIS)	1,745
Estimated market share	40.0%
Subscribers (in thousands)	614
Churn rate	15.9%

VOD services

DBS provides VOD services for its subscribers via the Internet, allowing user selectable content viewing. These services are provided for a service subscription fee, with additional charge for some of the content. Connecting to a service requires, among other things, certain types of decoders. In recent years, the number of DBS subscribers connected to VOD services and the consumption of VOD services has increased significantly, inter alia, due to the increased supply of available content, increase in available band width at subscribers' homes and significant increase in use of advanced decoders.

Revenue of products and services

The following table contains a breakdown of DBS’ revenues (NIS in millions):

	2016		2015		2014
Revenue from broadcasts and multi-channel television services to subscribers	1,715		1,748		1,708
Percentage of revenue	98	%*	99	%*	99	%*

*	The revenues balance is mainly due to payments from channels to DBS for broadcasting their content.

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

Bezeq markets its services mainly through advertising in the mass media, telephone sales centers, customer managers and an array of independent dealers which are mainly ISPs, outsourced sales centers, and ISPs which, upon establishment of the wholesale market, mainly market end-to-end service packages based on Bezeq’s wholesale BSA services. Bezeq also has independent service and sales channels on its website (adapted to surfing from mobile phones), a dedicated application (Bezeq Sheli, My Bezeq), and also offers an Interactive Voice Response (IVR).

Cellular Telephony (Pelephone)

Pelephone's distribution system includes 28 service and sales centers dispersed throughout the country that provide customer service, sales, repair and customer retention services. In addition to the service centers, the distribution network is reinforced by over 200 stores and stalls (some of which are operated by Pelephone and some by certified resellers). As a rule, these dealers are paid a commission on sales.

During the course of the past year, Pelephone increased its distribution network and began, among other things, to market its services through two large retail networks, at dozens of points of sale throughout the country.

Pelephone’s subscriber service network includes its website and 13 special purpose call centers which provide information and service regarding various matters in three languages, technical support, information regarding customer billing, value added services, sales and general information.

ISP, ILD, Data Services and ICT (Bezeq International)

Bezeq International has sales channels for the private market, including customer recruitment and retention call centers, a country-wide direct sales network (providing "door to door" and point of sale services), a technical support and customer service network and a distribution channel system that includes external marketing and dealership centers. The business market sales channels include customer recruitment centers and business and administration service and solution centers for business customers. The Company sells Bezeq International services as part of joint service bundles.

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

Cellular Telephony (Pelephone)

Pelephone has a resilient and advanced network system in Israel, allowing it to offer its services with nationwide coverage and consistent high quality. Pelephone’s cellular telephony license is valid until September 8, 2022. During the years ended December 31, 2014, 2015 and 2016, Pelephone had net capital expenditures of NIS 321 million, NIS 426 million and NIS 241 million (approximately $63 million), respectively, for its network infrastructure.

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

CDMA digital technology is less prevalent worldwide than UMTS/HSPA. At present, this network serves a limited number of subscribers and Pelephone expects to cease operating this network in 2017, subject to the approval of the Ministry of Communications. Pelephone is acting to transfer the existing CDMA network subscribers to its UMTS/HSPA and LTE networks.

Pelephone’s networks cover substantially all of the population in Israel. Pelephone is continuing to expand and improve the coverage, capacity and quality of its 3.5G UMTS/HSPA+ network. Pelephone’s network architecture is based on two mobile telephone switching offices (MTSOs), each one with an IP based core network that can support all the traffic in the network.

At present, Pelephone's network infrastructure is based at two switch farms that are connected to more than 2,200 sites. Pelephone’s network is interconnected with the networks of Bezeq and HOT in several locations across Israel. Pelephone’s network is also connected to all of the cellular networks in Israel, the eight Israeli ILD operators, the fixed-line telephone network of Paltel and the cellular network of Wataniya, and indirectly to the cellular network of Jawwal in the Palestinian Authority.

Pelephone’s transmission network is made up of leased lines (fiber optic) from Bezeq and Pelephone’s own microwave links. Pelephone’s UMTS base stations are connected using a hybrid connection (ATM for voice calls through Bezeq’s SDH network and IP for data calls through Bezeq’s metro Ethernet network).

In April 2014, Pelephone signed an agreement with Ericsson to upgrade its network center to support LTE, purchase and install radio equipment and implement additional adjustments to the network to support LTE. The equipment to be supplied to Pelephone will also support Advanced 4.5G LTE technology. In September 2014, Pelephone signed a three-year framework agreement under which Ericsson will be Pelephone's exclusive supplier for expanding the deployment of the 4G LTE radio network. The agreement is an extension of the agreement signed in April 2014. The cost of establishing the network, including payments to Ericsson and additional costs linked to the deployment and adaptation of the network, is expected to amount to NIS 600 million through 2017, including NIS 96 million paid to acquire frequencies in a governmental auction. In addition, over the coming decade, Pelephone will be required to continue to establish new broadcasting sites, among other things, to comply with the terms of its cellular license.

Under its cellular license and the Wireless Telegraph Ordinance, Pelephone has rights of use of frequencies in the 850 MHz spectrum ( CDMA network), the 850 MHz and 2100 MHz spectrums (UMTS/HSPA network) and 15 MHz of bandwidth within 1800 MHz spectrum ( LTE technology network). Pelephone was awarded its bandwidth within the 1800 MHz spectrum after participating in a government tender in 2015.

Infrastructure sharing agreements and providing right of use of networks

To the best of Pelephone's knowledge the following active radio segment network sharing agreements are in effect:

HOT – Mobile. According to the radio segment network sharing agreement between Partner and HOT Mobile, Partner and HOT Mobile established a joint company that obtained a special license for providing radio infrastructure services to a MVNO operator, for 10 years. The purpose of the company, which is owned by Partner and HOT Mobile in equal shares, is to maintain and develop one advanced cellular network for both companies and to operate the radio segment jointly.

Electra - Golan Telecom – Cellcom. In January 2017 an agreement was signed by the shareholders of Golan Telcom and Electra Commodities Ltd., or Electra, for the acquisition of Golan Telcom shares. At the same time, Golan Telcom entered into a network sharing agreement with Cellcom for its 3G and 4G networks and for hosting services for its 2G network. The acquisition transaction and sharing agreement were approved by the Ministry of Communications and Antitrust Commissioner. According to an announcement by Electra, once the sharing agreement between Cellcom and Electra has been approved, Golan Telecom will no longer be considered to have not complied with the terms of its license with regard to the geographic deployment, as required by the Ministry of Communications.

Cellcom - Marathon 018. In July 2016, a network sharing agreement was signed by Cellcom and Marathon 018 for the 4G network radio segment and for providing the right of use of Cellcom’s 2G and 3G networks. The agreement was approved by Antitrust Commissioner and Ministry of Communications. This agreement increases the number of infrastructure owning operators to six.

Pelephone is not party to any network sharing agreement. The inventory of frequencies available for its network may be smaller than those of some of its competitors and could allow it less flexibility in managing its networks and require it to find alternative solutions in order to be able to provide competitive services.

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

The following table provides a breakdown of Bezeq International’s revenue (NIS in millions) over the last three years:

	2016	2015	2014
Voice services	325	379	395
% of total revenue	20.99%	24.02%	26.26%
Revenue from business Internet and telecommunication services (ISP, PBX, ICT, data)	1,223	1,199	1,109
% of total revenue	79.01%	75.98%	73.74%
Total revenue	1,548	1,578	1,504

The following table provides a breakdown of revenue to private and business customers (NIS in millions) over the last three years:

	2016	2015	2014
Revenue from private customers	570	555	529
Revenue from business customers	978	1,023	975
Total revenue	1,548	1,578	1,504

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

Competition in the Israeli Telecommunications Market

The communications industry around the world and in Israel is characterized by rapid development and frequent changes in technologies, the business structure of the industry and applicable regulation. Below is a description of the main trends and central characteristics of the communications industry in recent years, which have significantly affected the operations of the Bezeq Group as a whole.

Recently, the competition in the communications industry, particularly in cellular telephony, has been fierce (with the entry of the operators HOT Mobile and Golan Telecom), with packages consisting of several services and packages for a fixed price with unlimited use are offered. This stronger competition has brought down prices, increased customer switching, led to a decline in the use of fixed-line telephony minutes, and higher churn rates, which in turn has affected the Bezeq Group's results. Implementation of the wholesale market has also intensified competition in the Internet service packages and enhanced implementation of wholesale services may lead to even fiercer competition and customer switching. In the business sector, the competition by competing communications groups is strengthening, which is also expressed in participation and award of tenders. To reduce the impact on performance, the Bezeq Group companies are introducing streamlining and other measures to improve the services they provide and differentiate themselves from their competitors.

Considering the diversity of the Bezeq Group's communication operations, regulatory developments could, in certain cases, have different effects on different areas of operation in the Bezeq Group, meaning that changes in regulation that adversely affect one area, could potentially have a positive effect on another area. In certain cases, opposing effects on the areas of operation might be offset one against the other at the Group level.

Communications groups in the Israeli market

Recently, the market is characterized by competition among the communications groups operating in several segments with the aim of providing a solution for all of the customer's communications requirements, as indicated in the following table:

Group Activity	Bezeq Group companies	Cellcom (a)	Partner (b)	HOT (c)
Cellular telephony	Pelephone	V	V	V
Fixed-line telephony	Bezeq Bezeq International	V	V	V
Internet services (fixed-line / cellular)	Bezeq Pelephone Bezeq International	V	V	V
International calls	Bezeq International	V	V	V
Multi-channel television	DBS	V	-	V

Cellcom Group - to the best of Bezeq's knowledge, Cellcom Group provide cellular telephony services; fixed-line telephony on its own infrastructure, transmission and data communication services for business customers through Cellcom's own transmission network, ISP services, end-to-end ISP service packages, wholesale service-based Internet infrastructure, international telecommunication services, fixed-line telephony services using VoB technology; an Internet-based television (OTT) service which includes VOD services, several linear channels, and integration of Idan+ channels.

Partner Group - to the best of Bezeq's knowledge, Partner Group provides cellular telephony services, transmission and data-communications services, ISP services, end-to-end ISP service packages, wholesale service-based Internet infrastructure, and fixed-line telephony services using VoB technology.

HOT Group - to the best of Bezeq's knowledge, Hot Group owns a nationwide cable infrastructure and provides multi-channel television services, cellular telephony services, fixed-line telephony services, Internet infrastructure, transmission and data communications services, and IPS services. Certain structural separation restrictions were imposed on Hot Group and specific restriction on marketing joint service bundles that include ISP services.

Additional competitors that do not belong to the above communications groups (such as Golan Telecom, MVNO cellular operators, international operators and ISPs, including service providers in the wholesale market) also operate in the market.

The competition between the communications groups is reflected by increased use of service bundles (including various combinations of several different communication services). Communications groups market or may in future market "joint" service bundles consisting of different communication services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers more attractive tariffs than purchasing each service separately (in some cases with "cross-subsidization" among the bundle's components), and a comprehensive solution that does away with the need to be subscribed of several different providers. These trends were reinforced with implementation of a wholesale BSA service, which allows operators that do not own infrastructure and those that are not part of a communications group to offer a full end-to-end service bundle (including infrastructure) to their customers. Unlike the other groups, at the date of this report, Bezeq Group is subject to the stricter restrictions in marketing joint service bundles.

Provision of comprehensive services that meet a range of needs for the customer has become easier due to the technological unity trend, regulatory changes, and the transition to regulation through a consolidated business license that was granted to different communications operators, as part of which different communication services that in the past required separate licenses may be provided under the same license.

Fixed-Line Telephony Services Market

Wholesale market

The wholesale market enables communications providers to compete with Bezeq while using its physical infrastructure, including infrastructure segments, and its services, at controlled prices that are not set by Bezeq. The wholesale market allows communications providers to offer their subscribers broadband services and end-to-end service packages, including access infrastructure.

To the best of Bezeq's knowledge, HOT does not yet provide wholesale services in the absence of a price set by the Ministry of Communications. On January 14, 2016, the Ministry of Communications published a hearing to determine the maximum tariffs for wholesale services on HOT's network.

Telephony

Bezeq estimates that at the end of 2016, its market share in the fixed-line telephony market was approximately 55% of the private sector and 73% of the business sector, a 1% decrease compared with 2015 in each of the markets. The is significant competition in the fixed-line communications segment.

Bezeq and HOT Telecom both own nationally-deployed fixed-line telephony infrastructures and are in fierce competition with each other, which is manifested, among other things, by HOT combining Internet infrastructure, telephony and cable television, and possibly cellular services as well, to households. HOT also markets telephony services to business customers.

Bezeq also faces competition from license-holders for domestic fixed-line communication services, including VoB, which provide the service on Bezeq's broadband access service, including the wholesale BSA service.

Competition in telephony from the cellular companies

The penetration rate of cellular telephony in Israel is among the highest in the world. In the opinion of Bezeq, this penetration rate combined with low airtime rates on an international scale and large-scale bundles of minutes at fixed monthly prices have made the cellular telephone a product that largely substitutes for the landline telephone. Bezeq believes that a deepening of the substitution of fixed lines by mobile lines is one of the causes of the reduction in the average traffic per line, and of the growing removal rate of telephone lines.

In 2016, the trends that began in 2012 continued, marking a leap in competition in the cellular communications market in Israel. The activity of the new infrastructure operators, Golan and HOT Mobile, and to a lesser extent the activity of virtual cellular operators, continued the trend of erosion of prices and maintained the high level of mobility of customers between the companies. However, the continuation of these trends has a minor effect on the fixed-line operation compared with previous years, and since 2015 there has been a decrease in the average movement per line and in the rate of removal of fixed telephone lines.

Partner and Cellcom also provide domestic fixed-line services through companies they own, and they sell service bundles that combine fixed-line and cellular telephony and Internet services.

VoC services

According to the Ministry of Communications policy, VoC service is a fixed service, the provision of which will be regulated by a general Domestic Carrier License or special license that currently provide VOB services, since VOB or VoC telephony services are telephony services which use IP technology over another entity's data transmission network (irrespective of whether such network is mobile or fixed) and it is therefore a single fixed service.

As a result of the Ministry of Communications' decision that provides an exemption to cellular operators from requiring a general license or a permit to set up and operate access points, the cellular operators can use Wi-Fi access points as part of their networks to provide services. This provides them with a transition to providing cellular telephony services over a Wi-Fi network and assists in diverting loads to this network from their cellular network.

Internet infrastructure segment

Bezeq estimates that at the end of 2016 its market share in the Internet infrastructure market was approximately 69% (compared with 68% at the end of 2015). There is significant competition in this field.

Competition from HOT Group – HOT's Internet infrastructure is deployed nationwide, and a range of communication services and interactive applications can be provided. On September 28, 2016, the Advisory Committee that was appointed in accordance with the Communications (Telecommunications and Broadcasts) (Advisory Committee) Regulations, 2011, submitted a recommendation to the Minister of Communications to postpone the date for implementing its decision of November 13, 2014 with respect to deployment of HOT Telecom’s infrastructure by one year to November 13, 2017. The advisory committee also recommended that HOT be required no later than December 31, 2016 to provide its services to all subscribers on OTT technology on broadband Internet (which in practice belongs to Bezeq) in all the communities in which it does not currently provide services. HOT will start using Bezeq's physical infrastructure on October 1, 2017 at prices to be determined.

This network is currently the main alternative to Bezeq's infrastructures in the private sector. The upgrading of the infrastructure and the service bundles marketed by the HOT Group increased the level of competition in the Internet segment. HOT was obligated to provide wholesale services, including BSA services, but to the best of Bezeq's knowledge, it does not yet actually provide them.

Competition from ISPs and telecommunication groups - operating the wholesale market enables ISPs and telecommunication companies (holders of a single license) to offer customers service bundles that also include Internet infrastructure based on Bezeq's infrastructures and services (in exchange for controlled tariffs to be paid by the telecommunication providers to Bezeq). Moreover, if and insofar as the mechanism for preventing a 'margin squeeze' is implemented, similar to the one described in the Ministry of Communications hearing, Bezeq's ability to market promotional offers of its wholesale services will also suffer, in terms of both time to market and prices at which the services are offered.

Competition from cellular operators – The cellular companies have deepened their Internet activities on the cellular range both in the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services – by HOT, is separate from provision of Internet access services – by the ISP), the cellular Internet service is provided as one unit. Surfing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services. The capacity of cellular networks have increased substantially due to the rise in popularity of 4G services. However, Bezeq believes that the migration of the cellular operators to 4G in 2015 did not change the interchangeability between cellular Internet and fixed-line Internet.

Competition from Israel Broadband Company Ltd. In August 2013, Israel Broadband Company Ltd., or IBC, a telecommunications joint venture between the government owned Israel Electric Corporation and a consortium of non-governmental companies, was granted a license to provide telecommunications infrastructure services (including data services, digital transmissions and VPN) via fiber optic networks to telecommunications service providers. IBC is deploying a fiber-optic infrastructure to provide Internet services over the electrical grid, and has started operating commercially in several cities. According to media reports, the volume of subscribers enlisted by IBC is not material.

Pursuant to the provisions of the license, IBC was obligated to make a gradual universal deployment over a period of 20 years. IBC was granted a special license (which does not impose a universal obligation) to provide domestic fixed data-communication services, according to which it is entitled to provide IPVPN services and broadband data-communication lines.

To the best of Bezeq's knowledge, the joint holdings of IBC (other than IEC's holdings) are for sale. On June 21, 2016, a Ministry of Communications announcement was published whereby communications companies that have no fixed-line infrastructure (Cellcom and Partner) were granted permission to compete for investment in IBC and in parallel, Partner informed the Ministry of Communications that it intends to deploy optical fibers. According to the announcement, these measures are designed to open the fixed-line market (in which Bezeq has a monopoly) to competition, with the emphasis on infrastructure upgrading. However, under the Arrangements Law, Bezeq was obligated to allow IEC to use its physical infrastructure.

Transmission and data communications

In addition to Bezeq, other companies operating in this segment are Cellcom, Partner, HOT and Internet companies that also use leased infrastructures. To the best of Bezeq's knowledge, Cellcom has deployed and set up a transmission network which it uses for its own needs and for competition with Bezeq's services in the transmission and data communications market. Partner also provides transmission and data communication services combined with telephony and Internet to business customers.

Other potentially competing infrastructures

In addition to HOT's cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are currently a number of infrastructures in Israel with the potential to serve as communications infrastructures, which are based on optical fibers and are mostly owned by government companies and entities, such as Israel Electric Corporation, or IEC, Israel Railways, Mekorot Israel National Water Co., Petroleum & Energy Infrastructures Ltd., and the Cross Israel Highway Ltd. Some municipalities are also trying to create an alternative to installation of pipes or fibers by deploying their own infrastructures.

In recent years this segment has been characterized by a decline in demand, which is reflected in the decrease in the rate of ownership of fixed telephone lines and in a gradual erosion of the number of calls originating in fixed-line networks. Bezeq believes that this trend stems primarily from the rise in the number of cellular subscribers in view of the comprehensive call-minute packages the cellular companies market extensively in recent years and the decrease in prices in the segment (Bezeq estimates that 80% of all calls originate in the cellular network), and from an increase in VoIP calls. In 2016, the number of Bezeq’s lines declined by about 3% (compared with a decline of 1% in the number of lines in 2015). Likewise, the number of call minutes (incoming and outgoing) declined by 8% on Bezeq's fixed telephone lines compared with 2015. The average monthly revenue per phone line decreased by approximately 4%.

Fixed-line telephony is characterized by a lively competitive dynamic. Bezeq's competitors are HOT Telecom and VoB service providers which have been operating under license for several years with no obligation to provide universal services, and without their own independent access infrastructure. Some of them compete with Bezeq as part of telecommunications groups, and Bezeq believes that the cellular companies are also its competitors in the telephony segment. Bezeq estimates that if a decision is made to implement the hearing regarding the wholesale telephony in the resale format, service providers with a unified license that are permitted to provide domestic fixed-line services without any infrastructure to BSA service subscribers will compete with Bezeq.

The Internet segment is characterized by high rates of penetration, which is attributable to the deployment of a national access infrastructure. Bezeq’s main competitor in this segment is HOT. Upon implementation of a wholesale market, ISPs compete with Bezeq in providing service packages, including broadband Internet access infrastructure using Bezeq's infrastructures, at wholesale prices. Bezeq is also exposed to competition from the cellular companies.

In the wholesale service segment, HOT competes with Bezeq as an infrastructure owner compelled to provide wholesale services, although these services have not yet been provided by HOT.

In the transmission and data-communications segment, Bezeq competes mainly with HOT Telecom, Cellcom and Partner, which operate as communications groups and provide a full communications solution to customers. These companies can compete with Bezeq by using its physical infrastructure. HOT Telecom will begin using Bezeq’s on October 1, 2017).

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of Bezeq and the subsidiaries, and in the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Group companies, the possible repercussions of the Market Concentration Law, further development of the wholesale market, the lack of symmetry between the ability of Bezeq and the competitors to provide a comprehensive service, the new services that Bezeq will be permitted to provide, the tariff policy, cancellation of the structural separation, the extent of flexibility granted to Bezeq when offering unbundleable service bundles, including with subsidiaries, and technological developments.

Internet Access-Infrastructure and ISP Services

In the Internet segment, growth has been recorded in recent years in terms of number of subscribers. The Internet segment is characterized by a rise in surfing speeds and the adoption of advanced services and value-added applications. In 2016, there was a 4% increase in the number of fixed-line Internet subscribers in Israel. In 2016, against the backdrop of introduction and expansion of the wholesale Internet services, the number of Bezeq’s Internet subscribers (retail and wholesale) increased by 5% compared with 2015. Average monthly revenue per Internet subscriber (retail) rose by 2% compared with 2015.

Graph - Internet subscribers - wholesale market since launching of the service in the first quarter of 2015 (quarterly, in thousands):

Graph - distribution of Internet lines on Bezeq infrastructure (quarterly, in thousands):

The transmission and data communications segment

The transmission and data communications segment for business customers and communications providers is characterized by a rapid increase in the customers' broadband consumption, but in general by lower prices per given volume of traffic. This stems both from development of the technology allowing greater bandwidth at lower prices than in the past, and from competition in this area. There is also a decline in use of the Company's transmission and data communication services by communications providers, in part as a result of the trend of entry of communications groups. This trend is expected to increase due to the use of physical infrastructure (as part of the wholesale services provided by Bezeq) also for cellular requirements.

ISP Market

There are a number of competitors in this market, including Bezeq International, 013 Netvision (Cellcom), 012 Smile (Partner), Hot Net and two minor niche players whose share is not material.

Bezeq International estimates that its share of the Internet access market at December 31, 2016 was 44% compared with a market share of 44% at December 31, 2015.

Competition in 2016 was marked by price erosion.

Broadband infrastructure and ISP Services Markets Trends in 2016

●	Strengthening the service bundle sales trend, particularly due to the expansion of the wholesale sales model operations (provider + infrastructure) in 2016.

●	Continuing the increasing trend in sales of added value services such as anti-phishing, cyber protection and remote backup services.

●	Due to market saturation, emphasis is given to strengthening customer loyalty.

Cellular Telephony Services Market

The Israeli cellular telephony market is mature and highly competitive. Three cellular telephony operators, Cellcom, Partner and Pelephone, have historically led the Israeli cellular telephony market. The Israeli cellular telephony market is characterized by a dominant post-paid market (i.e. purchased subscriptions rather than use of pre-paid cards).The cellular market growth rate is lower due to “penetration rate” saturation. Penetration rate is the ratio between the number of subscribers in the market and the total population in Israel (excluding foreign workers and Palestinians, although they are included in the number of subscribers). The penetration rate at December 31, 2016 was 122%.

The numerous cellular operators in the market, resulting from the regulatory measures adopted by the Ministry of Communications in recent years to increase competition in the radio telephony market, led to strong competition that continued in 2016 as well. The continuing trend led to high subscriber churn among the cellular operators and to significant erosion of tariffs and in profit margins, in the private customer market as well as the business customer market.

Pelephone expects these trends to continue in 2017, leading to further erosion of revenues. Pelephone is introducing streamlining measures and cost structure adjustments in an effort to reduce the erosion of revenues.

As present there are five operators with mobile telephony licenses in the cellular telecommunications market in Israel (Pelephone, Cellcom, Partner, Golan Telecom and HOT Mobile) and a few MVNO operators with mobile telephony licenses for hosting on another network (virtual operators).

In 2016, to the best of Pelephone’s knowledge, two key changes occurred regarding competition:

●	A network sharing agreement was signed by Cellcom and Marathon 018. This agreement, if approved by the Ministry of Communications, increases the number of infrastructure sharing operators to six.

●	A network sharing agreement was signed between Cellcom and Electra, which acquired Golan Telecom. The acquisition of Golan Telecom and the network sharing agreement between Electra and Cellcom were approved by the Antitrust Commissioner and of the Ministry of Communications.

Infrastructure sharing

The infrastructure sharing allows consolidation of the cellular operators' sites that substantially reduces the operating and maintenance costs of the radio sites. To the best of Pelephone's knowledge, as of Reporting Date, infrastructure sharing on the market are as follows:

●	Partner and HOT Mobile operate under radio segment infrastructure sharing through a joint company that received a special license for providing radio cellular infrastructure services to cellular operators.

●	Cellcom and Marathon 018 engaged in a network sharing agreement, which was approved by the Ministry of Communications.

●	Golan Telecom hosted on Cellcom's network (to the best of the Pelephone's knowledge, without a network sharing agreement). At the same time as Electra's acquisition of Golan Telecom, Golan Telecom, Electra and Cellcom entered into a network sharing agreement that was approved by the Ministry of Communications and Antitrust Authority.

Virtual operators - MVNOs

To date, several MVNO licenses have been granted to virtual operators. Only a few MVNO licenses are active in the market at present.

In October 2015 Pelephone completed the acquisition of the MVNO operator, Alon Cellular Ltd. ("Alon Cellular"). Part of Alon Cellular's subscribers were hosted on Pelephone's network. As part of the acquisition, Pelephone gained approximately 70,000 new subscribers.

The cellular telecommunications market is dynamic with frequent technological developments in all areas of operation (handsets, telecommunications network technologies and value added services). These developments impact the segment of operation on a number of levels.

Establishment of cellular networks using advanced technologies

Technology developments and the desire to widen the range and quality of services offered to the customer, require the cellular operators to periodically upgrade their network technologies. The cellular networks in Israel primarily use the UMTS/HSPA and LTE technologies (which are planned to be upgraded to the LTEA (LTE Advanced) technology). Pelephone intends to upgrade its LTE network to a LTEA network and submitted an application to the Ministry of Communications in February 2017 to use this technology. The investment in this technology is not expected to be substantial.

Since 2014, Pelephone has been extending its LTE network and the network is presently available in most parts of the country. Pelephone is continuing to extend this network to the rest of the country. Pelephone constantly reviews new technologies and the need to upgrade its existing network technologies, depending on the competitiveness of the market and the economic viability of the investment in such technologies.

Smartphones

The penetration of smartphones has led to a rise in the consumption of data transfer services while simultaneously increasing the supply of alternative applications and services to Pelephone's products and services that are provided by other entities. In addition, there has been an increase in the rate of smartphones that support LTE technology, a technology that allows better browsing. This increase has led to a further increase in consumption of 4G Data.

Below is a breakdown, to the best of Pelephone's knowledge, of the number of subscribers of Pelephone and of its competitors in 2015 and 2016 (thousands of subscribers, approximate).

		Pelephone	Partner	Cellcom	HOT Mobile	Golan Telecom	MVNOs(1)	Total subscribers in market
As at December 31, 2015	No. of subscribers (2)	2,651	2,718	2,835	1,229	900	177	10,510
	Market share	25.2%	25.9%	27%	11.7%	8.6%	1.7%
At Sept 30, 2016	No. of subscribers (2)	2,348	2,693	2,822	1,409	863	209	10,344
	Market share	22.7%	26.0%	27.3%	13.6%	8.3%	2%

(1)	Golan Telecom and most of the other MVNOs are private companies which do not publish figures regarding the number of their subscribers and these figures are based on estimates.

(2)	The number of subscribers as of September 30, 2016 and December 31, 2015, are based on the public reports issued by Cellcom, Partner and HOT Mobile.

ILD Market

As of the end of 2016, there were more than ten participants in the market (including Bezeq International, Cellcom, Partner, Golan Telecom and HOT Mobile). Bezeq International estimates that its market share for outgoing international calls at December 31, 2016 and December 31, 2015 was 21%.

The general characteristics of competition in the ILD market in 2016 were:

●	In 2016 the number of minutes used declined.

●	WhatsApp app call services are continuing to increase the rate of decline in number of minutes in the general market.

●	Competition is focused on specific population sectors.

●	The product is a commodity.

Communication solutions for the business sector

In the ICT sector Bezeq International competes with competitors such as Binat, Teldor, IBM and others. In 2016, Bezeq International continued to establish its position in the ICT market and gained recognition and endorsement from leading global suppliers in the market.

NEP services - the traditional telephone exchange sector includes a large number of competitors and fierce competition which has given rise to erosion of service prices.

Bezeq International promotes its business with emphasis on differentiating it from its competitors as the owner of its own international infrastructure (Jonah cable) for its customers' traffic providing high quality browsing performance, as well as its leading customer service.

The fact that, unlike some of its competitors, Bezeq International is unable to offer its services as part of a non-detachable communications services bundle, adversely affects its operations.

Pay Television Services Market

An increase in the number of subscribers may be accomplished mainly by recruiting subscribers from the competition and recruiting new subscribers following the natural growth in the number of households. The broadcast sector is characterized by fierce competition, which requires the investment of substantial resources to retain existing subscribers and recruit new ones.

There has been a slight erosion in the overall penetration rate of DBS and HOT is estimated by DBS to be 59.2% of the total number of households in Israel, and the penetration rate of Cellcom is estimated to be 4% of the total number of households in Israel. DBS estimates that the chances of increasing the total market share of these market participants is not high due to the fact that a large part of the remaining households are not potential audiences. To the best of DBS's knowledge, there has not been a significant change in the overall number of subscribers of DBS and HOT in recent years, despite the increase in the number of households in Israel. After several years during which the number of DBS subscribers remained stable and even increased, there has been a decline in DBS's share of this market due to the entry of Cellcom into this market in 2015. Competition also increased due to the increased number of users gaining access to pirated broadcasts.

Competitors in the market

DBS’s main competitor is HOT, which also provides multi-channel television services to subscribers, under a broadcast license. Another significant competitor is Cellcom, which has in recent years expanded its services and content that are based on both DTT broadcasting and VOD content, and 30 linear channels transmitted via OTT configuration. There are also other OTT players operating in the market as well as pirated services.

The following is a breakdown of DBS and HOT subscriber numbers and market shares to the best of DBS's knowledge, at December 31, 2014, 2015 and 2016*.

2016		2015		2014
Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share
614	40%	635	42%	630	42%

*	The number of subscribers is approximate and the market share is rounded. Subscriber – one household or small business customer. In the case of business customers who have more than a minimum number of decoders (such as hotels, kibbutz or gym), the number of subscribers are standardized.

Competition in this market focuses on broadcast content, and price and quality of services, as well as offering additional services, such as HD and VOD services, and advanced decoders, as a result of the demand for advanced and personalized television broadcasting.

Regulatory

Permit to Control Bezeq Granted to Members of the Eurocom Group

The Israeli Communications Law and the Communications Order provide that the control over Bezeq requires a control permit from the Ministers. As part of B Communications’ acquisition of the controlling interest in Bezeq, we, B Communications, SP2, SP1, and other members of the Eurocom group applied for authorization to control Bezeq, pursuant to the Israeli Communications Law and Communications Order. On April 13, 2010, the Control Permit was granted subject to the condition that SP2 is controlled exclusively by the other parties to the control permit. Concurrently, a separate control permit was also granted to Messrs. Shaul Elovitch and Yossef Elovitch, (the controlling shareholders of our company and B Communications), or the Individuals’ Control Permit. According to the Communications Order, B Communications is not allowed to transfer control or any Means of Control which will result in a decrease of B Communications’ minimum holding requirement in Bezeq without the prior consent of the Ministers. The foregoing includes a transfer of the Bezeq interest in one transaction or a series of transactions, by one party or together with the other parties to the Control Permit or the parties to the Individuals’ Control Permit. However, the parties may transfer the Means of Control of Bezeq among themselves, subject to compliance with certain conditions set forth in the Control Permit.

According to the Control Permit, the parties (through SP2) must hold not less than 30% of any type of Means of Control (as described below) of Bezeq. Such percentage is permitted to decrease below 30% to no less than 29% for a period of six months, in the event of dilution resulting from the exercise of stock options by Bezeq employees. However, the Communications Order prohibits the issuance of shares which will result in a decrease of B Communications’ minimum holding requirement in Bezeq (30%) or B Communications ceasing to control Bezeq without the prior consent of the Ministers (certain permitted issuances do not require the Minister’s prior consent). Despite the 30% rule, according to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the parties to the Control Permit may hold less than 30% under certain circumstances, including the requirement that the parties control Bezeq and maintain at least a 25% ownership interest in Bezeq. On February 2, 2016, B Communications announced that its wholly-owned subsidiary, SP2, sold 115,500,000 Bezeq shares. As a result, B Communications received gross proceeds of NIS 8.50 per share, or NIS 982 million in the aggregate (approximately $248 million). B Communications retained a 26.34% ownership interest in Bezeq following the closing of the transaction. In addition to B Communications’ ownership of Bezeq shares, a total of 1,000,000 ordinary shares of Bezeq are jointly held by Mr. Shaul Elovitch, our and B Communications’ controlling shareholder, and his brother Mr. Yossef Elovitch. An additional 72,360 ordinary shares of Bezeq are held by Ms. Iris Elovitch, the wife of Mr. Elovitch, and 11,556 ordinary shares of Bezeq are held by Ms. Orna Elovitch, the daughter-in-law of Mr. Elovitch.

B Communications’ SP2 subsidiary owns most of B Communications ‘Bezeq shares. In accordance with the Control Permit, SP2 is required to notify the Ministers of any changes in the composition of its board of directors every six months and if the change represents half or more of the members of the board of directors, within 30 days of the change. We and B Communications are also required to notify the Ministers of any “Exceptional Holdings” in Bezeq (as described below) immediately upon becoming aware of such event. We and B Communications are also required to notify the Ministers in the event a shareholder becomes a “principal shareholder” (namely, holds, directly or indirectly, over 5% of our issued and outstanding share capital) and regarding any 1% or more change in the holdings of a “principal shareholder” within 48 hours of becoming aware of such change. Our and B Communications’ Articles of Association require shareholders to notify us, within a specified period of time after crossing any such threshold.

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

According to the Communications Order a “principal shareholder” or a person with “significant influence” in Bezeq shall not be; (i) a hostile state, a citizen or resident of a hostile state, a corporation registered or incorporated in a hostile state or a corporation controlled by a citizen or resident of a hostile state; or (ii) a government corporation, unless approved by the Ministers.

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

The Control Permit also authorizes an interested party in B Communications and our company that is not a party to the Control Permit or the Individuals’ Control Permit to hold Means of Control in Bezeq, provided that such interested party does not hold more than 15% of any type of Means of Control of B Communications and our company. The foregoing authorization is subject to the condition (among others) that the percentage of holdings of the parties to the Control Permit in our company, of our holdings in B Communications and of Eurocom Communications’ holdings in our company exceed 50% of the Means of Control in each of such companies at all times. We and B Communications are required to notify the Ministers of the share ownership of any such interested party.

If we, B Communications or any other member of the Eurocom Group subject to the Control Permit fails to comply with the terms of the Control Permit or with other regulatory provisions relating to the control of Bezeq, such permit could be revoked and B Communications’ rights with respect to its Bezeq interest would be adversely affected.

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

Limitations on the control of public companies through a pyramidal ownership structure

Prohibition on a second-tier company controlling another tier company

The purpose of the Concentration Law is to limit the possibility to control a “tier company” (generally defined as a company with publicly held debt or equity securities that are subject to reporting obligations under the Israeli Securities Law) through a pyramidal structure of additional tier companies. Each of our company, B Communications and Bezeq is considered a “tier company” for the purposes of the Concentration Law. A “second-tier” company is a tier company that is directly controlled by a first-tier company, and accordingly, B Communications is deemed a “second-tier” company under the Concentration Law.

The Concentration Law prohibits a second-tier company, such as B Communications, from controlling another tier company. In the case of existing pyramidal structures, a second-tier company is entitled to continue to control another tier company that it controlled on the publication date of the Concentration Law for a period of six years from the date of publication of the Concentration Law (until December 10, 2019). For the purpose of the law, Bezeq is considered a third tier company, and accordingly, if by December 10, 2019, B Communications remain a tier company, B Communications will not be allowed to control Bezeq from that date.

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

Regulatory Requirements Relating to the Bezeq Group

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

Structural separation

The Communications Law grants the minister the authority to order accounting separation between different services provided by the same group/company and to demand separate companies for the provision of different services, including separation between rendering of services to a license holder and services rendered to a subscriber, and provisions regarding implementation of the separation.

Bezeq's domestic carrier license stipulates that it must maintain structural separation between itself and its subsidiaries. This requires, among other things that management of the companies be fully separate. The structural separation restrictions place the Bezeq Group at a competitive disadvantage, which is worsening over time compared with other communications groups that are not subject to such far-reaching limitations, and based on the ability for the operators to provide end-to-end services to subscribers using wholesale services, mainly BSA. These structural separation restrictions also contribute to high management overheads.

On December 22, 2016, Bezeq received a notice from the Director General of the Ministry of Communications regarding "cancellation of the structural separation in Bezeq Group." According to the notice, the Ministry is initially promoting cancellation of the corporate separation in Bezeq Group so as to have the activities of Bezeq’s subsidiaries under the corporate structure of a single company, but with separation of divisions between the different activities. Accordingly, at this time the current regulations applicable to Bezeq's license regarding structural separation in terms of competition between the different activities will be maintained. Subsequently, the Director General informed Bezeq that the modification to the license in respect of cancellation of the corporate separation will be accompanied by a hearing. The notice states that the foregoing is subject to Bezeq's undertaking to invest in infrastructure by accelerating the deployment of broadband infrastructure (optic fibers) with the intention to launch the service at the beginning of 2017, to establish an accelerated deployment plan to 76% of households in Israel within three years, and to complete the universal deployment that was undertaken by Bezeq at a time to be determined. In the notice, the Ministry clarified that it also intends to hold a hearing regarding the structural separation cancellation arrangements during 2017. A hearing date has not yet been published.

Bezeq is reviewing the options for implementation of the cancellation of corporate separation and is seeking to effect a merger with DBS, subject to compliance with certain preconditions.

The structural separation cancellation notice deals with cancellation of the corporate separation in the Group, but does not provide a solution with respect to other aspects of structural separation. On May 2, 2012, a policy document concerning expansion of competition in the fixed-line communications segment - wholesale market ("the Policy Document") stipulates, among other things, with regard to structure separation that:-

●	Within nine months of publication of the shelf offering for the sale of wholesale services, the Minister will order elimination of the structural separation between the infrastructure provider who published the shelf offering and the international call providers and ISPs, changing it to accounting separation (unless the Minister believes that this will materially harm competition or public interest), so that Bezeq will be able to offer non-divisible plans of its services together with these services (as opposed to plans that can be unbundled, i.e. plans in which each service is offered separately and not part of a bundle, under the same terms as those offered under the plan).

●	Unbundling of the broadcasts included in the joint bundles will be reviewed and structural separation between the infrastructure providers and multi-channel TV sector will be eliminated by granting suppliers without nation-wide fixed-line infrastructure a reasonable possibility to provide a basic Internet-based TV service package.

●	The Minister will consider an easing or cancellation of the structural separation between an infrastructure provider and a cellular operator who has an interest in the said provider, taking note of the development of the wholesale market and competition based on joint service bundles.

In Bezeq's opinion, the policy document conditions for cancellation of structural separation were met following the launch on February 17, 2015 of a broadband wholesale market, in which various service providers operate providing end-to-end broadband services on Bezeq's infrastructure and in view of the fact that there is fierce competition in the cellular service segment and there are companies providing television services over the Internet.

Bezeq was permitted to offer subscribers joint service bundles with its subsidiaries, subject to approvals by the Ministry of Communications and several terms laid down in the Domestic Carrier license, including the following requirements:

●	The bundles must be unbundleable (a service included in them must also be offered separately and on the same terms).

●	At the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a subscriber as a package by a license-holder who is not a subsidiary of Bezeq, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

●	Joint service bundles marketed by the subsidiaries including the services of Bezeq, are also subject, according to their licenses, to similar limitations, including a requirement for unbundling (except for a bundle marketed by a subsidiary that contains only Bezeq's Internet infrastructure service).

These limitations, and in particular the unbundling obligation, which severely limits the Bezeq Group's ability to offer discounts on the components of the bundle, places the Bezeq Group at a competitively disadvantage as compared to the competing communication groups which are not subject to similar limitation in marketing joint bundles (other than a limitation on marketing a joint bundle of HOT-Net and other HOT Group companies,). Bezeq's limitation is more significantly manifested with implementation of the wholesale BSA services and the option for ISPs to provide end-to-end services to customers at reduced prices compared with the unbundleable bundles that Bezeq can market.

With respect to the terms of the agreement for bundles of Internet infrastructure services together with ISP services marketed by Bezeq, on January 1, 2017, the Ministry of Communications notified Bezeq that it must make changes to the current bundle format and cancel the section in the agreement prohibiting ISPs from making commercial use of the customer data that Bezeq has collected and transferred to them. Otherwise, the approval granted to Bezeq to market a joint service bundle will be canceled. On March 27, 2017, the Ministry of Communications notified Bezeq that it would not approve Bezeq’s request to market a joint service bundle with DBS, given that the Ministry will, in the near future, be completing several regulatory measures that will allow a more complete implementation of the wholesale market reform, including the regulation of telephony resales, new regulations relating to Bezeq’s retail tariffs, regulation of a mechanism to reduce profit margins and regulation of the conditions for marketing reverse bundles. According to the Ministry’s notice, it is willing to review requests for joint service bundles which include telephony and TV, in at least six months’ time, after it has examined the effect of the aforementioned measures on the market and is certain that Bezeq satisfies the regulatory requirements. In its notice, the Ministry reiterated its intention to review, subject to a hearing, the cancellation of the structural separation obligation in the Bezeq Group and to examine regulations that will replace the existing structural separation regime, in a manner that could affect the marketing of joint service bundles.

There are other limitations on cooperative ventures between Bezeq and Bezeq Group companies, both under the antitrust laws and conditions laid down by the Antitrust Commissioner in approvals of mergers between Bezeq and Bezeq Group companies, which prohibit discrimination in favor of Bezeq Group companies when providing certain services, and pursuant to the provisions of Bezeq's license, which requires it to provide its services equally to all.

Lifting of the restrictions on structural separation and waiving the limitations applicable to cooperative ventures between the Bezeq Group companies, may provide the Bezeq Group with various opportunities to utilize synergies or the facilitate utilization of such synergies.

Recently a wholesale market model has started being implemented in Israel. The model includes the obligation imposed on Bezeq and HOT, owners of a country-wide fixed-line access infrastructure, to sell wholesale services to other communications operators.

Wholesale services

The wholesale services were established pursuant to the policy document in which the Minister of Communications adopted the main recommendations of the committee appointed to review and revise the structure of Bezeq's tariffs and to set wholesale service tariffs in the communications segment (Hayek Committee). The policy document states, among other things, that owners of country-wide fixed-line access infrastructures who provide retail services, including Bezeq, will be obligated to sell wholesale services to holders of telecommunication licenses on a non-discriminatory basis and with no discounts for size. The document also stipulates the terms for cancellation of the structural separation and that within six months of publication of the Shelf Offering for the sale of wholesale services by the infrastructure owners, the Minister of Communications will take action to change to a method of oversight of Bezeq's prices by setting a maximum price and within nine months and that the Ministry of Communications will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel.

Further to the policy document, the Ministry of Communications established service portfolios setting out the format for provisions of the services by the infrastructure owners. The maximum tariffs that Bezeq is permitted to charge for these services were determined by the Minister of Communications with the agreement of the Minister of Finance in the Communications (Telecommunications and Broadcasts) (Use of a Domestic Carrier’s Public Network) Regulations, 2014 ("the Use Regulations"). No tariffs for HOT's wholesale services have been set as yet.

BSA services

Bezeq started to provide BSA services on February 17, 2015. This service allows service providers that do not own infrastructure to offer their customers full end-to-end Internet services, including Internet connectivity services and infrastructure services of Bezeq. Since launching of the service, hundreds of thousands of customers have switched to receiving services through these service providers who rely on Bezeq’s infrastructure..

In the initial period of provision of the service, the Ministry conducted an oversight proceeding regarding Bezeq, which led to the imposition of NIS 8.5 million in fines. Bezeq paid the fines and submitted a petition with the court against this proceeding. Disputes erupted between Bezeq and the service providers regarding implementation of the service portfolio. These disputes concerned the recruitment and movement of customers, the payments owing to Bezeq for the service and the use of routers leased by Bezeq to its customers.

The Ministry held hearings on various issues related to implementation of this service. Some of the hearings were initiated by the Ministry for implementation of its policy, some stemmed from the disputes regarding implementation of the service and others derived from Bezeq's petition to the court prior to launching the service. The results of the hearings may affect the service tariffs and Bezeq's competitive position in the market.

The main hearings on the matter dealt with mechanisms for reviewing and revising the forecast for demand for the purpose of updating the wholesale market tariffs (in which a decision was made regarding reduction of the tariffs of the BSA service component), revising the service level (SLA) requirements, and the procedure for movement of customers between operators, etc.

On November 17, 2014, a hearing was published on the subject of determining the format for reviewing a margin squeeze by the fixed-line broadband network owners: According to the hearing, the infrastructure owners will be required to send any marketing proposal for review by the Ministry of Communications and the Ministry will notify the infrastructure owner within 14 days whether it prohibits marketing of the package due to fears of margin squeeze. This review mechanism and the resulting restriction on prices for retail services, if and insofar it is applied, may affect Bezeq's ability to propose marketing offers for its wholesale services from the time to market perspective and the prices that it can offer. To date, no decision has been published.

Wholesale service use of physical infrastructures

Pursuant to the service portfolio that entered into force on July 31, 2015, Bezeq allows service providers without infrastructure to use its physical available-for-transfer communication cable infrastructure and available dark fibers out of Bezeq's available optic cables. In order to connect the service provider's infrastructure to Bezeq's infrastructure, the service provider must set up a passive infrastructure near Bezeq's passive infrastructure facility.

In a letter dated July 6, 2016, the Ministry of Communications announced its decision that the infrastructure work will be performed by Bezeq or several companies whose services Bezeq uses in exceptional cases in coordination with it, as opposed to a situation in which the service providers without infrastructure that use Bezeq's infrastructure perform the work. In another letter, it was clarified that these provisions will also apply with respect to the use of Bezeq's infrastructure by infrastructure owners.

Due to a dispute between Bezeq and another communication provider regarding the use of Bezeq’s physical infrastructure for its cellular requirements, the Ministry of Communications clarified its position that provision of the service is not conditional to the manner of use by the service provider and in fact rejected Bezeq's position that the wholesale market services are designated exclusively for the fixed-line market. Bezeq provides the service accordingly.

In the amendment to the Communications Law, as applied in the Economic Arrangements Law, a licensed domestic carrier must allow other licensed domestic carriers (which are not necessarily license holders without infrastructure) access to its passive infrastructure (excluding the passive infrastructure of a licensed domestic carrier owned by IEC and which it requires, for the purpose of its operations as the holder of a critical service provider license) for performance of any telecommunications operation and provision of any telecommunications service under its license. This means allowing IEC and HOT Telecom to use Bezeq's passive infrastructure beginning October 1, 2017 at tariffs to be set by the Minister of Communications with the agreement of the Minister of Finance by April 1, 2018. Until these tariffs are set, the tariffs published in the Use Regulations will apply. Once these tariffs have been set, settling of accounts will be made between Bezeq and HOT Telecom only.

Bezeq began to provide wholesale services to service providers in the beginning of 2015 and as of the end of 2016, the number of Internet lines provided on a wholesale basis on the Company's network was 377,000, or approximately 24% of the all Bezeq’s subscribers. Bezeq estimates that 17% of the fixed-line Internet subscribers in Israel use the wholesale BSA services.

Wholesale telephony service

The policy document states that Bezeq will be able to provide a wholesale telephony service to its subsidiaries that are not supplied over a broadband network, provided that these services are also available to everyone without discrimination. The Ministry of Communications' decision document regarding the list of wholesale services dated January 15, 2014 includes a telephony service, however, the BSA service portfolio (dated November 17, 2014) includes a wholesale telephony service to be provided beginning May 17, 2015 at significantly lower tariffs than Bezeq's telephony services.

On December 29, 2014, Bezeq petitioned the High Court of Justice claiming, among other things, a lack of jurisdiction and inapplicability of the wholesale telephony service in the format included in the BSA service portfolio. In response, the Ministry of Communications argued that there is technological applicability for the service portfolio format, in accordance with the solutions offered after Bezeq filed its petition. These solutions were rejected by experts on Bezeq's behalf as impossible to implement.

On December 10, 2015, the Ministry of Communications announced a hearing regarding provision of a telephony service in a different format to the wholesale format. The resale service allows a domestic carrier with a unified license to purchase telephony services from Bezeq, allowing outgoing and incoming calls and provision of accompanying and added value services by Bezeq (as opposed to the wholesale service in which the call also passes through the license holder's switch), as a temporary interim solution for a period of one year from adoption of the decision at the hearing, after which Bezeq would provide a wholesale telephony service. In reference to the possibility of returning to the wholesale telephony service portfolio, Bezeq stressed that the format in the service file could not be applied automatically, since it was impossible to implement, unjust and contradicts global trends. Bezeq indicated that the only way that Bezeq could provide the service in the service portfolio format would require a switch replacement and would cause Bezeq to perform a complex, disproportionate, and seemingly unauthorized procedure that could not be justified. At the hearing, the tariffs for the telephony service (in the resale format) were presented. The tariffs were derived from the retail price of Bezeq's tracks and reflected a discount of 40% compared with Bezeq's tariffs. Bezeq argued that the discount was unfair as the standard discount rate worldwide is a maximum of 10% to 20%. No decision or new hearing has been published by the Ministry of Communications as of yet.

Due to the Ministry's notice regarding publication of the foregoing hearing, on October 11, 2015 the High Court of Justice dismissed Bezeq's petition insofar as it relates to wholesale telephony services.

Bezeq estimates that implementation of the wholesale telephony service may adversely affect its results of operations and financial condition. At present, there is uncertainty as to the date of implementation of the service and its characteristics. Accordingly, Bezeq is unable to estimate how it will implement the wholesale telephony service.

Additional regulatory aspects relevant to the entire Group or several Group companies

Change in interconnect tariffs. The Group’s telecom companies (Bezeq, Pelephone and Bezeq International) pay interconnect fees to other carriers for calls that are terminated on the networks of those carriers, and some of them (Bezeq and Pelephone), receive interconnect fees for calls that are terminated on their networks and from international communications operators for outgoing calls on their networks. The interconnect fees are determined by the Ministry of Communications as the maximum tariffs in the interconnection regulations. Changes in the interconnect tariffs have an offsetting effect at the Bezeq Group's level, in view of their impact on both the expenses and revenues of Bezeq and its subsidiaries.

Restriction of the exit penalty a license-holder can collect from a subscriber. Under the provisions of the Communications Law, holders of domestic carrier licenses, ITS licenses and broadcast licenses, including Bezeq, Bezeq International, DBS and B.I.P, may not collect disconnection fees from subscribers who cancel agreements if their average monthly bill is less than NIS 5,000, or deny them a benefit that they would have received had they not ended the agreement. Cellular operators, including Pelephone, may not collect disconnect fees from customers who hold up to 100 phone lines or condition a contract for cellular services on an agreement to purchase, rent or lease terminal equipment. As a rule, these restrictions make customer retention difficult for the communications operators that are subject to them.

Non-discrimination in the offering of benefits and special tariffs. Due to the different positions expressed by the Ministry of Communications in the past, communications companies may be restricted under certain circumstances in their ability to offer benefits and special tariffs to their new customers or to prevent a subscriber from switching to plans marketed to new customers. The Ministry of Communications announced its intention to hold a hearing regarding revision of the provisions of the licenses regarding price discrimination between subscribers in a manner that is also consistent with the changes and developments in the market.

Amendments of licenses and additional legislation

Hearing about call center waiting times. On August 18, 2014, the Ministry of Communications published hearings for communication license holders on the subject of regulating the response time of the telephone service and support call centers, including the definition of the obligations of human responses, a series of other provisions, and a memorandum to amend the Communications Law, which prescribes compensation without the need to prove loss if the response time is longer than that prescribed, and compensation for overcharges. Responses to the hearing opposing the arrangements proposed were submitted. There have been no developments on the subject to date. If the proposed arrangement is approved in the format prescribed in the hearings, the operating costs of the call centers of the Bezeq Group companies may increase.

Amendment of licenses to ensure operational continuity of communication companies in emergencies. On March 1, 2015, the licenses of communications operators were amended, including the licenses of Bezeq, Pelephone and B.P.I. According to the amendments, the license holders must comply with minimum requirements to ensure operational continuity (a business continuity plan and network disaster recovery plan) in the event of emergencies. On November 1, 2016, the Ministry of Communications published a hearing for further amendments to the licenses, including provisions concerning the installation of supporting infrastructure on core sites. Bezeq submitted its comments to the hearing.

Consumer legislation. Changes in consumer legislation affect the operations of the Bezeq Group companies on a regular basis. Various amendments have been made in recent years to the Consumer Protection Law and regulations, concerning the cancellation of transactions even after service has begun, disconnection from on-going services, the need for the customer to give express consent to continue transactions after the end of the specified period and sending of messages, provisions concerning a refund of charges collected from the subscribers which are not in accordance with the communication agreement plus fixed handing charges prescribed in the Law, restrictions on debt collection procedures, maximum waiting time for a human response, and extension of the visiting times of technicians at the subscribers' homes. Various bills have also been tabled in the Knesset introducing further amendments to the Consumer Protection Law which may affect the terms of customer agreements and the conduct of the Bezeq Group companies towards their subscribers.

Enforcement and financial sanctions. Over the last few years, the Communications Law, the Antitrust Law, the Securities Law and the Consumer Protection Law were amended, giving regulators powers of enforcement, supervision and imposition of graded fines for violation of these laws or regulations and their provisions. Likewise, the Law to Increase the Enforcement of Labor Laws was enacted. This legislation affects the way in which the Bezeq Group companies manage their affairs, in part with respect to concern about the imposition of sanctions and their ability to protect themselves.

The Ministry of Communications has begun to make wide use of its authority to supervise and provide notices of its intention to impose fines for ongoing regulatory matters and issues related to implementation of the wholesale market. Bezeq sent the Ministry of Communications its response to the supervision documents and notices regarding the imposition of fines. In some instances, the Ministry of Communications rejected Bezeq's position and imposed fines.

Restrictions on providing credit to business groups. Powers were granted to the Minister of Finance and the Governor of the Bank of Israel to promulgate regulations and provisions limiting the cumulative credit that financial institutions in Israel may give to a corporation or business group (a group of companies under joint control and their controlling shareholder).

Restrictions on the allocation of rights in critical infrastructures to a highly concentrated entity. The Market Concentration Law prescribes a special, restrictive procedure that must be applied prior to the allocation of rights (such as a license, franchise, contractual agreement with the State to operate a critical infrastructure and in certain circumstances also to extend existing licenses) in those areas that are defined as a “critical infrastructure” to entities that are defined as a “highly concentrated entity.” In this regard, a list of areas was defined that will be deemed “areas of critical infrastructure”, including operations for which certain communications licenses are required (domestic carriers, excluding a specialist domestic carrier (such as VoB operators and cellular operators), broadcast licenses, and other areas. Bezeq, the companies that it controls and that are controlled by its controlling shareholder are included in the list published by the Antitrust Authority and are considered highly concentrated entities. The procedure prescribed in the law in relation to the allocation of a right to a highly concentrated entity will also apply to approval given for transferring the means of control in state-owned companies or companies that were previously government companies (Bezeq included) at the rates defined in the law, to a highly concentrated entity.

The provisions of this law became effective in December 2014, although the provisions relating to extending the validity of existing licenses, will go into effect in December 2017. This law may adversely affect the Bezeq Group’s ability to enter new areas of activity as well as its current operations.

Restrictions on creating charges on the assets of Group companies. The Communication Law, the Communication Order (which applies to Bezeq), and some of the communications licenses of Bezeq Group companies, contain restrictions on granting rights to a third party on assets used to provide the critical service or on the assets of the license, as the case may be, including the need to obtain regulatory approval to create charges on these assets. In some cases, such as Pelephone's cellular operator's license, and Bezeq International's unified license, there are exceptions permitting the creation of charges in favor of banks without the need for advanced approval, provided that the charge agreement includes instructions to ensure that the services rendered under the license will not be affected if the bank exercises the charge. In addition, under the provisions of the law and the communications licenses, the license and the resulting rights are not transferable and they cannot be pledged or confiscated (with certain exceptions).

Bezeq has provided undertakings to certain financing entities not to pledge its assets without simultaneously creating a charge of the same class, rank and amount (negative charge) in favor of those financing entities, subject to specific exceptions. DBS created a floating charge on all its assets and a fixed charge on certain assets, whose conditions include, restrictions on the creation of additional charges without obtaining the consent of the holder of the charge.

Bezeq

Control of Bezeq’s tariffs

The control of Bezeq's tariffs as described below has a number of implications. Bezeq's tariffs are subject to regulatory intervention and from time to time, Bezeq is exposed to significant changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the authorizing legislation and the regulations, results in a real average erosion of the tariffs over the years. Control of the tariffs could make it difficult for Bezeq to provide an appropriate and competitive response to market changes and to offer competitive prices on short notice. Furthermore, the restrictions on granting discounts on tariffs limit Bezeq in participation in certain tenders.

The following are the main control arrangements over Bezeq's prices:

●	Under the Communications Law, the Minister of Communications is entitled, with the approval of the Minister of Finance, to determine payments (including maximum payments or minimum payments) for services from a license holder. The payment can be determined on the basis of (1) the cost, according to the calculation method instructed by the Minister plus a reasonable profit; or (2) reference points deriving from: payment for services provided by the license holder; payment for comparative services; payments in other countries for such services.

●	The competition expansion policy document stipulated that within six months of publication of the Shelf Offering (for the sale of wholesale services), the Minister will take action to change the method of oversight of Bezeq's prices so as to be controlled by the setting of a maximum price. Negotiations are being conducted with the Ministry of Communications in this matter.

●	The tariffs for Bezeq’s controlled services (telephony and others) which are fixed in the regulations, were updated in accordance with a linkage formula less an efficiency factor provided in the regulations, so that on average, Bezeq's controlled tariffs have eroded in real terms. In the last three years, the prices in the regulation have not been updated and the date of the update has been postponed. Under the provisions of the regulations and the relevant temporary orders, the postponement will be taken into consideration in the next update.

●	The Ministers of Communications and Finance are authorized to prescribe interconnect payments or for the use by a license holder of the telecommunication facilities of another license holder, and to provide instructions.

●	If tariffs that are neither at the maximum nor minimum levels are determined for supervised services, Bezeq may offer an alternative payments package for a bundle of telecommunication services at such fixed payments, provided that the Ministers of Communications and Finance do not oppose the package. The Gronau report states that an alternative payment package will be approved only if it is worthwhile for 30% or more of subscribers who use the services offered in the package, and that the smaller the market share of the Bezeq Group in fixed-line telephony is, the higher the maximum discount rate permitted in an alternative payment package will be.

●	If maximum or minimum payments are determined according to Sections 5 or 15 the Communications Law, for telecommunication services provided to another license holder, Bezeq may indiscriminately offer any other license holder an alternative payments package for the bundle of services at maximum or minimum payments, and such services together with services for which payment has not been determined according to Sections 5 or 15 to the Law, provided the Ministers are not opposed or approved the package.

●	Bezeq may request a reasonable payment for a service for which a payment is not determined according to Sections 5 or 15, or for which a maximum or minimum payment has been determined. The Minister of Communications may require Bezeq to notify him of any payment Bezeq intends to request as set out above and of any change in the payment prior to the provision of the service or the change. If the Minister of Communications determines that Bezeq intends to request an unreasonable payment, or a payment that raises suspicion of harming competition, the Minister may set (for a period not exceeding one year) the maximum payment it may request for the service or separation of the payment for the service from the payment for the bundle of services.

Bezeq's Domestic Carrier license

Bezeq operates under a Domestic Carrier license which enumerates the services Bezeq must provide and its duty of universal service. Bezeq is required to provide its services to all on equal terms for each type of service, irrespective of location or unique cost. While the license is unlimited in time; the Minister may modify or cancel the license or make it contingent. The license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

Bezeq is required to maintain and operate the network and provide its services at all times, including in emergencies, in an orderly and proper manner according to the technical and service quality requirements, and to work towards improving its services. The license includes a Service Standards for the Subscriber appendix, which is to be amended after Bezeq provides the Ministry with data. Bezeq submitted its proposals for amendment of the appendix to the Ministry, adapting it to the current state of affairs and the licenses of other operators, but the amendment report has not yet been published.

Provisions are stated for the duty of interconnect to another public switching network and the option of use by another license-holder; a duty to provide infrastructure services to another license-holder on reasonable and equal terms is also provided, as well as refraining from preferring a license-holder that is a company with an interest.

Provisions have been made for the operation of Bezeq's network in times of emergency, including the obligation to operate it in a manner that prevents its collapse in emergencies. Bezeq is required to provide telecommunication services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Bezeq is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license. Bezeq provides special services to the security forces. Bezeq is required to ensure that each purchase and installation of hardware in its telecommunications installations, except for terminal equipment, will be made in full compliance with instructions given to Bezeq according to Section 13 of the Communications Law.

Extensive reporting duties to the Ministry of Communications are imposed on Bezeq. In addition, the Director General of the Ministry of Communications has the authority to enter facilities and offices used by Bezeq and to seize documents.

The Domestic Carrier license includes restrictions on the acquisition, maintenance and transfer of means of control pursuant to the Communications Order and on cross-ownership, which are mainly a ban on cross-holding by entities in which those with an interest in a another material Domestic Carrier as noted in the license, and restrictions on a cross-holding by entities with Domestic Carrier licenses or general licenses in the same segment of operation.

Bezeq submitted a bank guarantee of US$ 10 million to the Director General of the Ministry of Communications tor secure fulfillment of the terms of the license and for indemnifying the State for any loss it incurs due to their violation by Bezeq. The Director General at the Ministry of Communications is authorized to impose a fine for violation of any of the terms of the license.

During a calendar year, Bezeq may invest up to 25% of its annual income in activities not intended for providing its services (the incomes of Bezeq’s subsidiaries are not considered income for this purpose).

The Communications Order

Bezeq was declared a provider of telecommunication services under the Communications Order. By power of that declaration, Bezeq is required to provide certain types of services and may not cease to provide them or narrow them. Among these services are basic telephone service, infrastructure service, transmission service and data communication service including interconnect, and other services listed in the schedule to the Order.

The main provisions of the Communications Order are these:

●	Restrictions on the transfer and acquisition of means of control in a company, which includes a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications, or the Ministers.

●	Transfer or acquisition of control in a company requires the approval of the Ministers. The Control Permit establishes the minimum holding percentage in each of the means of control in Bezeq by the holder of the Control Permit. A transfer of shares or an issuance of shares that causes the ownership percentage of the Control Permit holder to fall below the minimum percentage is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them are an issuance to the public under a prospectus or sale or private placement to institutional investors).

●	Holdings not approved will be considered "exceptional holdings" and the Order states that exercise of a right by power of exceptional holdings will not be valid. The Order also contains provisions authorizing the Ministers and Bezeq to submit an application for the enforced sale of exceptional holdings to the courts.

At least 75% of the members of the Board of Directors of Bezeq must be Israeli citizens and residents who have security clearance and security compatibility as determined by the General Security Service. The Chairman of the Board, the external directors, the CEO, the Deputy CEO and other office-holders in Bezeq as listed in the Order, must be Israeli citizens and residents and have security clearance appropriate to their functions.

"Israeli" requirements are laid down for the controlling shareholder in Bezeq: for an individual – he is an Israeli Entity (as defined in the Order); for a company – it is incorporated in Israel, the center of its business is in Israel, and an Israeli Entity holds at least 19% of the means of control in it.

The approval of the Ministers is required for granting rights in certain assets of Bezeq (switches, cable network, transmission network and data bases and banks). In addition, grant of rights in means of control in subsidiaries of Bezeq, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

Certain actions of Bezeq require the approval of the Minister of Communications, including the voluntary liquidation, a settlement or arrangement between Bezeq and its creditors, a change or reorganization of the structure of Bezeq, a merger and split of Bezeq.

Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted Bezeq certain powers in connection with real estate, as set out in Chapter Six of the Law. The law distinguishes between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a company lawfully established and owned by one of them, and a road ("Public Land"), and other land ("Private Land"). With regard to Public Land, Bezeq and any person authorized by it, can enter it to perform network deployment and maintenance works and to provide telecommunication services, provided that the deployment is executed according to the provisions of the Planning and Construction Law. The amendment to the Communications Law and the Planning and Construction Law in the Economic Arrangements Law cancel the duty to obtain the approval of the local Planning and Construction Committee, so certain actions do not require a building permit if performed by a license holder that was granted powers under section F of the Communications Law, if carried out according to an approved plan.

A network on Private Land will be deployed according to the provisions of the Planning and Construction Law and requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be. Under the provisions of the Telecommunications (Installation, Operation and Maintenance) Regulations, 1985, if Bezeq is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device on the applicant's premises (or shared premises), Bezeq may request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of Bezeq, and it may use the device to provide service to other applicants as well.

Under the provisions of the Planning and Construction (Application for a Permit, its Terms and Tees) Regulations, 1970, an applicant for a permit to construct a residential building is required to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, Bezeq's license was amended (as were the licenses of HOT Telecom and DBS), so that if Bezeq uses the internal wiring (part of the access network installed in residences and in apartments intended to be used by those residences only) for provision of its services, it is obliged to provide maintenance services for that wiring installed by the permit applicant, without this granting it any proprietary rights in the internal wiring. Pursuant to the hearing published on May 7, 2015 on the subject of wiring in residential buildings, the Ministry of Communications is holding a round table with Bezeq, DBS, HOT and IBC to reach an arrangement regarding installation of infrastructure in new buildings.

Immunity and exceptions to liability

The Minister of Communications granted Bezeq immunity from certain liabilities for damages listed in Chapter Nine of the Communications Law, in accordance with his authority to grant immunity to a general license-holder. In addition, Section 13 of the Communications Law contains exceptions to criminal and civil liability for an act done in fulfillment of a directive to provide services to the security forces in that section.

Regulations and rules under the Communications Law

Regulations in three additional and important areas currently apply to Bezeq: (1) cessation, delay or restriction of telecommunications actions and services; (2) installation, operation and maintenance; and (3) ways of supervising the actions of the license-holder.

Antitrust laws

The Antitrust Commissioner declared Bezeq a monopoly in the following areas:

●	Basic telephone services, provision of communications infrastructure services, and transfer and transmission of broadcasting services to the public.

●	Provision of high-speed access services through the access network to the subscriber.

●	Provision of high-speed access services for ISPs through a central public telecommunications network.

The Commissioner's declaration of Bezeq as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings.

Bezeq has adopted an internal compliance procedure containing internal rules, guidelines and an internal reporting and control system, the purpose of which is to ensure that the activities of Bezeq and its employees are carried out in accordance with the provisions of the Antitrust Law.

In connection with the approval of the merger of Bezeq and Pelephone, restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which Bezeq is a monopoly, prohibiting the bundling of the supply of certain products by any of the companies when purchasing products or services from the other, and restrictions on certain joint activities.

In connection with the approval of the merger of Walla and Bezeq, terms were imposed restricting discrimination in favor of Walla against its competitors.

On October 11, 2011, the Antitrust Authority informed Bezeq that the Commissioner was considering the issuance of a ruling in accordance with his powers under Section 43(A)(5) of the Antitrust Law, that Bezeq had abused its position in contravention of the provisions of Section 29A of the Antitrust Law. The notice stated that the Commissioner was considering stipulating that Bezeq refused to provide transmission services for the provision of telephony and Internet services to Cellcom and Partner. In accordance with the decision of the Ministry of Communications, Bezeq provides infrastructure and transmission services to both Cellcom and Partner.

On November 16, 2014, Bezeq received the decision of the Deputy Commissioner of the Antitrust Authority pursuant to Section 43(A)(5) of the Antitrust Law, to the effect that Bezeq had abused its position as a monopoly and determined unfair purchase and sale prices of a service in a monopoly, in contravention of the provisions of Section 29A to the Antitrust Law 1988 in setting a negative margin by determining lower prices for Internet and telephony services than for Internet infrastructure only, in a campaign. The decision states that these prices places competitors who wish to offer this service at a disadvantage. Bezeq filed an appeal with the Antitrust Tribunal against the decision.

The Telegraph Ordinance

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to Bezeq’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies. The Government deals with the shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies, and providing incentives for efficient use of frequencies.

Setting up communications facilities

The National Outline Plan for communications, NOP 36 (within the Green Line) and NOP 56 (in the Administered Territories), were designed to regulate the deployment and manner of set-up of communication facilities in a way that would ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards and minimizing the damage to the environment and the landscape, and also to simplify and increase the efficiency of the processes involved in setting up the facilities.

The classification of the facilities according to their technical variables and physical dimensions, which affect the determination of safety ranges for protection against the effects of radiation and the extent to which they protrude on the landscape, determine which facilities will be included in Part A of the NOP 36 and which in Part B of the Plan.

Bezeq has erected and is erecting broadcasting facilities and wireless communication facilities for providing broadcasting services to its customers, and uses such communication facilities, mainly for providing services to areas that are not connected to the fixed-line communications infrastructure (remote areas or new towns).

NOP 36A. Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations. Bezeq has obtained building permits for most of the small broadcast installations in accordance with NOP 36A. From time to time, a need arises to add broadcast installations which require that building permits be obtained in accordance with NOP 36A. Given the exemption granted under the orders of the Planning and Construction Law and of the Communications Law, Bezeq believes that it is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.

Since 2008, a draft amendment to NOP 36A (NOP 36/A/1) has been tabled. The draft amendment mainly deals with changing the guidelines for the licensing of small and miniature broadcast installations, including determination of different licensing tracks (fast and standard) depending on the location and the public safety range of each installation, and indemnification arrangements for compensation claims under Section 197 of the Planning and Construction Law. If adopted, the draft amendment may give rise to practical difficulties which could impede Bezeq's ability to provide the public with some of the services it is required by law to provide.

NOP 36B. Part B of NOP 36 contains guidelines for setting up large broadcasting facilities. In the January 2008 draft plan (which was presented to the government for approval in August 2010, but is yet to be approved), the definition of a large broadcast facility was changed so that the licensing of broadcast facilities which prior to the proposed amendment were classified as large, would be according to NOP 36/A/1 (if and when approved). The change in definition for small and large broadcasting facilities may give rise to practical difficulties which could impede Bezeq's ability to provide the public with the services it is required by law to provide.

The January 2008 draft contains a transition provision which is expected to allow the grant of a license for existing broadcast installations even if they do not meet the requirements of NOP 36B, subject to certain terms and restrictions, provided that they are in compliance with the safety restrictions described in the Plan. The January 2008 draft also proposes to include a provision requiring the permit applicant (including for existing sites) to provide the local committee with a deed of indemnity for compensation under Section 197 of the Planning and Construction Law, if a court rules against the committee.

NOP 36B has not yet been approved by the government and there is no certainty as whether it will be approved. As mentioned above, at this stage, before publication of the final text of the NOP, Bezeq is unable to estimate the full impact of the amendments on Bezeq.

NOP 56. NOP 56 came into force in June 2008, and regulates the manner of erection and licensing of communications facilities in the Administered Territories. The Plan contains transition provisions for facilities erected with a permit for small installations. The Plan also includes a requirement for production of a communications license and receipt of the consent of the Commissioner of Government Property at the Civil Administration.

Bezeq has arranged licensing for 76 installations in the Administered Territories, and is in the process of licensing the remaining five installations in the Administered Territories. Moreover, in November 2016, Bezeq received a notice from the Civil Administration (Communications Staff Officer) that it must also organize the licensing of facilities on the customer's premises (as opposed to the foregoing facilities in Bezeq's possession). Bezeq estimates that this means obtaining licensing for dozens of sites and it is reviewing its position on the subject.

Exemption from a permit to add antennas to existing lawful broadcasting facilities. The addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to meeting a combination of conditions and exclusions, which are set out in the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014. Bezeq is taking the required steps to add antennas to its broadcast facilities according to the mechanism set out in these regulations.

Pelephone

Statutory provisions relating to the environment applicable to Pelephone's operations

The broadcast sites used by Pelephone are "radiation sources" as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the addendum to the law, requires a radiation permit.

The law prescribes a two-step licensing mechanism for obtaining a radiation source operating permit under which the applicant first applies for a permit to construct a radiation source, or the Erection Permit, which may be in effect for no more than three months and may be extended by the Commissioner for up to nine months, then for a permit to operate the radiation source, or the Operating Permit, which has term of five years or as otherwise determined by the Minister for Environmental Protection.

The issuance of an Erection Permit is contingent upon the assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source when in operation, including in the event of a malfunction, and the required measures for limiting the levels of exposure of human beings and the environment to the expected radiation from the radiation source when operating, including implementation of technological means that are in use, or the Limiting Measures.

The issuance of an Operating Permit is contingent upon application of the Limiting Measures and to measuring the levels of exposure of human beings and the environment to the radiation generated while the radiation source is operating. The law further provides that the Operating Permit is contingent upon presentation of a license under the Communications Law and in certain cases, a construction permit pursuant to the Building and Planning Law. The Ministry of Environmental Protection supervises and monitors broadcast sites to check that they comply with the provisions of the Law. The law includes a punitive chapter under which the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

The regulation of the maximum permissible human exposure levels to radiation from a source of radiation and the safety ranges from communication broadcasting installations, including a limit on the placing of radiation masts on roof terraces, is pending in the Knesset’s Interior Committee for Environmental Quality, as part of a proposed amendment to the regulations under the Non-Ionizing Radiation Law.

In January 2009, the Radiation Supervisor at the Ministry of Environmental Protection published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular antennas. Discussions are underway regarding these ranges following the World Health Organization's International Agency for Research on Cancer (IARC) announcement to the effect that radio frequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans.

Cellular phones also emit non-ionizing radiation (also known as electromagnetic radiation). Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone) 2002, specify the maximum permitted radiation level for a cellular phone which is measured in units of Specific Absorption Rate (SAR) and requires that Pelephone informs its customers of such measurements. To the best of Pelephone knowledge, all the cellular phones that it markets comply with the relevant SAR standards.

Pelephone's environmental risk management policy. Pelephone conducts periodic radiation tests to ascertain its compliance with permitted operating and international standards. These tests are outsourced and carried out by companies authorized by the Ministry of Environmental Protection. Pelephone applies an internal enforcement procedure for monitoring implementation of the provisions of the Non-Ionizing Radiation Law, under the supervision of a senior manager.

Transparency for consumers. Pelephone is required to publicize and inform customers about the radiation sources that it operates and the mobile handsets that it supplies. The Radiation Supervisor of the Ministry of Environmental Protection publishes information on the Ministry's website concerning active cellular broadcast facilities and Pelephone publishes information on its website regarding the SAR levels emitted from cellular phones and Ministry of Health regulations regarding preventive steps to be taken when using cellular phones.

Communications Law. The cellular services provided by Pelephone are subject to the provisions of the Communications Law and its regulations. The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violations of the terms of the license.

Wireless Telegraph Ordinance. The Telegraphy Ordinance regulates the use of the electromagnetic spectrum, including Pelephone’s use of radio frequencies as part of its infrastructure. Setting up and operating a system using radio frequencies requires a license and the use of radio frequencies is subject to designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies. Due to the current shortage of frequencies for public use in Israel resulting from the designation of numerous frequencies for security uses and other uses, the government limits the number of licenses granted for the use of frequencies.

Pelephone's mobile telephony licenses. Pelephone's mobile telephony license and its general license for providing cellular services in Judea and Samaria are valid through September 2022. The primary provisions of Pelephone's mobile telephony license include:

●	Under certain circumstances, the Minister may modify the terms of the license, restrict or suspend it, and in certain instances revoke it.

●	The license is non-transferable and contains restrictions on the acquisition or transfer (including by way of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including a pledge on said means of control, unless the Minister has given prior consent.

●	Pelephone is obliged to provide interconnect services to all other operators on equal terms and it must refrain from any discrimination in carrying out such interconnect service.

●	Pelephone is required to refrain from granting infrastructure service priority to an affiliate licensee company (as defined in the license) over another licensee.

●	Pelephone may not sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, other than certain exceptions as set out in the license.

●	In times of emergency, whoever is statutorily competent shall have the authority to issue instructions on Pelephone’s mode of operation and/or manner of provision of services.

●	The license stipulates the types of payments Pelephone may bill its subscribers for cellular services and the reports that it is required to submit to the Ministry of Communications. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

●	The license obligates Pelephone to provide services at a minimum standard of service.

●	To secure Pelephone's undertakings and to compensate and indemnify the State of Israel for any damage that may be caused by Pelephone’s acts, Pelephone is required to furnish NIS 84 million of bank guarantees to the Ministry of Communications.

Ministry of Communications’ decision regarding amendments to the license. In January 2017, the Ministry of Communications issued new guidelines that include dozens of changes to the cellular operators' license regarding various issues relating to their ongoing handling of customers (including the way billing data is presented, method for joining services, pro rata charges, options for cancelling services, etc.). The applicability dates range from immediate applicability and up to six months from the date of issuance of the guidelines. Pelephone is reviewing these amendments and is preparing to apply them. Implementing the guidelines will require substantial preparation from operational, mechanical and other aspects.

Site construction licensing. Pelephone’s cellular service is provided through cellular sites deployed throughout Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of cellular services necessitates setting up cellular sites, configuration changes and changes in existing deployment of antennas. Pelephone uses two main types of broadcast sites along two tracks: macro sites that require a building permit from planning and construction committees (see reference to NOP 36) and wireless access devices which do not require a building permit under the Communications Law and the Building and Planning Law ("the 334”).

Building permits for erecting a cellular broadcasting facility under NOP 36. Licensing for the construction of cellular broadcast sites that require building permits is governed under NOP 36. The licensing procedure under NOP 36 requires, among other things, that the following permits be obtained: (i) an erection and operating permit from the Ministry of Environmental Protection; (ii) approval of the Civilian Aviation Administration in certain cases; and (iii) IDF approval.

In addition, in order to obtain a permit for erecting a cellular communications broadcasting facility a deed of indemnity must be submitted to the local committee for impairment compensation claims. Pelephone has deposited 234 such indemnity notes with various local councils.

Pelephone and its competitors continue to encounter difficulties in obtaining some of the required permits, especially permits from planning and construction authorities. In view of the criticism with respect to NOP 36 by various entities, a proposed amendment was published ("Proposed New NOP 36/A"). The terms of the amendment are more stringent and onerous that the current version and could result in making the permitting process for cellular sites using this track more difficult. The amended NOP 36 is currently pending government approval.

Access devices exempt from building permits. The second track under which Pelephone sets up broadcast sites is the access installation track. The access installations are subject to obtaining specific radiation permits, but are exempt from obtaining a construction permit provided that they are erected under the conditions that are set out in the exemption provision. Some local authorities have disputed the applicability of the exemption provision on cellular network access installations and their use. Pelephone's position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. Appeals have been filed against some of these rulings and decisions, some of which are still pending before the Supreme Court.

A petition is pending in the Supreme Court regarding this exemption and other matters connected to the grant of permits for access installations tracks. Due to this petition, a draft Planning and Construction (Installation of a Cellular Wireless Communication access installation) Regulations, 2010, or the Access Installation Regulations, was published in 2010. The proposed Access Installation Regulations include restrictive conditions for application of the building permit exemption for a wireless access installation.

In view of the delays in the legislation process, the High Court of Justice issued a temporary injunction forbidding the erection of additional wireless access installations for holders of mobile telephony licenses under the exemption from obtaining a permit: however, cellular providers may, under certain conditions, replace access installations that are no longer in use or that are out of order.

Pelephone believes that if the Access Installation Regulations are approved as proposed, the option of using the building permit exemption track to erect cellular access installations will be severely restricted. A restriction of this track, together with the proposed tightening of the terms for construction of base sites in the parallel Proposed New NOP 36A track is likely to lead to increased obstacles to the construction of new broadcast sites and access installations and may have an adverse effect on the quality of the cellular network.

Pelephone currently operates 400 wireless access installations. A few sites constructed years ago still lack approvals from the Civil Aviation Administration and the IDF, even though applications for such approvals were submitted a long time ago. Consequently, Pelephone operates several broadcast sites that have not yet been granted the requisite building permits.

Construction of a broadcast site without a building permit constitutes a breach of the law and in some cases it has led to the issuance of demolition orders, the filing of indictments and the initiation of civil proceedings against Pelephone and some of its officers. Pelephone has succeeded in avoiding the demolition of sites or in delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licenses. These understandings did not require admission of guilt or the conviction of Pelephone's officers. No assurance can be given that this situation will not continue in the future, or that demolition orders will not be issued or indictments filed because of the failure to obtain building permits.

Like other cellular operators in Israel, Pelephone may be required to dismantle broadcast sites before the requisite approvals and permits have been obtained. Pelephone uses access installations to provide coverage and capacity for highly populated areas. If legal grounds are established requiring the simultaneous demolition of a number of sites in a given geographic area, service in that area may deteriorate until alternative broadcast sites can be established.

Standardization. Pelephone conducts routine durability and quality control tests of its facilities. The quality control and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides. Pelephone complies with the 2015 version of Israeli ISO 9001 requirements for mobile radio telephony (cellular) services and undergoes periodic inspections by the Institute of Quality & Control (IQC) to verify compliance with the standard. The current IQC approval is valid until December 2019. Once a year, an inspection is conducted to ensure that Pelephone's operations comply with the requirements of the standard. The last inspection was carried out in December 2016, and was successful.

Material Agreements. On July 14, 2016 a new online tender was held by the Ministry of Finance Accountant General for the provision of mobile telephony services to State employees. Pelephone, which has provided various mobile telephony services to the State and its employees for several years after winning previous RFPs also participated in this RFP and was awarded the tender. As a result, Pelephone will continue to be the primary provider of mobile telephony services for State employees.

On July 31, 2016 Pelephone and the State entered into an agreement under which Pelephone will provide mobile telephony services for an estimated 100,000 State employees for three years, with the State having an option to extend the agreement for up to 45 months in addition to the 36 basic months. Pelephone is at present in the advanced stages of implementing the agreement with the government ministries and other organizations affiliated with it.

Bezeq International

On February 21, 2016 Bezeq International's license was amended by the Director General of the Ministry of Communications and was replaced by a unified general license for providing telecommunications services, or the Unified License. The Unified License, which is valid until May 2, 2025, covers all the services that Bezeq International was permitted to provide to date. Pursuant to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 5 million in compliance with the terms of the Unified License.

Since 2013 the Ministry of Communications has conducted hearings with regard to the re-regulation of the international telecommunications market. Originally, the proposed regulation enabled any fixed-line domestic operator or mobile telephony operator to provide international telecommunications services as part of the service bundles they offer to their subscribers, with conditions, as well as international data transmission and configuration services. Resolutions adopted subsequent to this hearing could have a significant impact on the structure of competition in the international telecommunications sector, and consequently also on the results of Bezeq International's operations. Bezeq International is unable to estimate the scope of the new regulations that are expected to be adopted subsequent to the hearing.

DBS

Operations in the multi-channel television broadcast sector are subject to extensive communications regulation, particularly the Communications Law, a strict licensing and monitoring regime and Ministry of Communications policy decisions. Broadcast operations are also under the ongoing supervision of the Council, which sets policy, makes rules and monitors many areas of the sector, including broadcast content, compliance regarding original Israeli productions, broadcast ethics, consumer protection and approval of the channels broadcast and price controls. Providing multi-channel television services by non-licensed broadcasters is not subject to the foregoing supervision.

Filber Committee recommendations. In June 2016, the Filber Committee, an advisory committee established to advise on the regulation of the broadcast and content sector, submitted its conclusions and recommendations regarding regulation of the broadcast market, including with respect to providers of content that is not broadcast via satellite or cable. In March 2017, the Minister of Communications decided to adopt most of the Filber Committee recommendations and ordered their adoption through legislation and guidelines to be submitted by the end of April 2017.

The Filber Committee recommended that the audio-visual content providers be defined as: (i) Small provider - has a market share exceeding 10% of the total market revenues; (ii) Stable Small Provider - has a market share exceeding 10% of the total market revenues for 3 consecutive years; (iii) Substantial Provider - has a market share exceeding 20% of the market revenues. Under this definition scheme DBS would be considered a substantial provider.

Narrow regulation will apply to small providers under the license granted to them and they will be able to select either commercials or subscription fees as their source of financing. Narrow and broad regulation will apply to stable small providers and substantial providers, which will include obligations to invest in and present original productions.

The Filber Committee recommended a gradual reduction whereby the obligation of the substantial providers (HOT and DBS) to invest in original productions will gradually decrease from an amount equal to 8% revenues to 6.5% of revenues by 2021 and investment in high-end productions will increase from 4% of revenues to 5% of revenues.

The recommendation of the Eyal Committee, the previous committee established to advise regarding the distribution of rights in purchased original productions or independent productions, was adopted in accordance with the criteria set out in the report. In addition, at the end of three years following the initial broadcast of a production, must sell rules will apply to the independent channels that receive original production funds, for further broadcast of the original productions that they produced for the substantial providers. The price will be set by the independent channels, and the reasonableness of the price will be reviewed by the Minister and the Council over time.

The Filber Committee further recommended applying to the Antitrust Authority to grant general permission for collaboration between the owners of the independent channels for marketing and billing to enable them to provide joint content bundles to subscribers.

The Filber Committee also recommended the grant of a commercial license to anyone that broadcasts a channel that is funded by advertising (including a license holder for cable broadcasts via dedicated channels) and under certain conditions, to grant industry protections to a "new commercial license holder" and to an "established commercial license holder", and to subject them to narrow regulation with no obligation to invest in original productions. It also recommended the imposition of broad regulation on "regular commercial license holders” that include an obligation to invest in original productions to broadcast news (including minimum investments) and to subject the license holders to regulation regarding cross ownerships and news broadcasting. The Committee also recommended that the amount that commercial license holders are required to invest in local high-end productions (starting from 2019) in purchased local productions be reduced and to gradually reduce the obligation to invest minimum amounts in news broadcasts.

In addition to adopting the foregoing recommendations, several remaining issues included in the Filber Committee report, as decided by the Minister, are being reviewed by a special team that is to submit its recommendations to the Minister in April 2017, including:

●	Regulation of must sell requirements and competition in the content sector - the Committee sought to avoid situations whereby certain content, primarily sports programs, will be inaccessible to subscribers of certain license holders, that could constitute a competition barrier against these license holders. The Committee recommended imposing a must sell obligation on sports channels towards licensed content providers, and a must sell obligation on sports operators towards sports channels. The programs will be offered for sale by the channel purchasing the broadcast rights according to the average cost plus per subscriber model. The entire channels will be offered for sale at an average price per subscriber to be fixed by the channel’s owner and will be collected equally, based on the total number of subscribers of all the providers. An obligation to obtain "approval for broadcasting in Israel" will be imposed on independent channels that receive funding for original productions and on sports channels, which will include a must sell obligation for sports broadcasts as described below, as well as a "special license" appendix granting them the right to switch between broadcasting platforms against payment of a channel transfer fee.

●	The Committee also stipulated that the obligation to share sports content will be regulated at two levels: The first is an obligation that will apply to the owners of rights in significant sports operators that are broadcast to the Israeli public, to grant licenses to broadcast the significant sports operator to the producer of a sports channel that requests such a license, in return for a price that is based on an average cost per subscriber. The second is an obligation that will apply to the producer of a sports channel that broadcasts sports content to the Israeli public from one or more of the foregoing significant sports operators (or from another sports operator as determined by the Council) to grant to any content provider that so requests, a license to broadcast the sports channel at a uniform price per viewer.

●	Cancellation of the basic package and the initial basic package - it was suggested that the basic packages that HOT and DBS are required to offer be cancelled and in parallel to upgrade the existing basic package, to be called the "core package", so that it includes in addition to the mandatory channels that the license holders are obligated to provide by law, a sports channel and children's channel that will be produced in Israel. In addition, 75% of the original productions will be available to all core package subscribers on VOD, which will be provided equally to all core package subscribers. The price of the core package will be set by the substantial providers so that its current price will serve as an upper price limit and its reasonableness will be reviewed by the Minister and the experts. If the price is found to be unreasonable, the Minister will set a binding maximum price.

As the implementation of the Filber Committee recommendations, including those adopted by the Minister, require legislative amendments and appropriate regulatory decisions, DBS is unable to assess whether these recommendations will in fact be implemented whole or in part, or in what format. DBS is also unable to assess the effect of such legislative amendments, if adopted, on its business.

DBS’s key licenses. DBS owns the following key licenses:

●	a broadcast license valid through January 2023 – this license is material to DBS’s operations and is the main regulatory permit for its operations;

●	a satellite television license that permits broadcasts in the Administered Territories and is valid through December 2022; and

●	a license to perform uplink operations (transfer of broadcasts from DBS’s broadcast centers to the broadcast satellite and implementation of set and ancillary operation activities) which is valid until January 2023 or until the end of DBS’s broadcast license, whichever is the earlier - this license is essential to DBS’s operations and is the regulatory permit for the transmission of broadcast messages from the broadcast center to the broadcast satellites and from them to the subscribers' homes.

Tariff control

The broadcast license contains provisions regarding the types of fees the licensee may collect from its subscribers for services provided under the license and those fixed in DBS’s price list. The vast majority of subscribers join special campaigns offering DBS services, including various content combination packages, related services, as well as the receipt and installation of terminal equipment at prices below the listed price. The Council chairperson may intervene in campaigns or reductions offered by DBS if he/she finds that they are misleading to the public or discriminate between subscribers.

Under Section 6(49) of the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. To date no such prices had been set. In addition, the Minister may fix the price of the basic packages.

In July 2016, the Council's resolution on the policy of special offers and applicability of transparency provisions came into effect as follows:

●	Each primary deal (that includes the broad basic package, the narrow basic package or any other basic package that will be offered in the future) will be priced for a defined and fixed period of 4 to 18 months only ("the Initial Price Period") during which no price increase will be allowed.

●	Notwithstanding the foregoing, it will be possible to grant an additional discount during the first four months of the Initial Price Period.

●	It will not be possible to cancel a special offer during the Initial Price Period, unless permitted by law.

●	It will be possible to agree in advance with a subscriber on the price that will apply after the Initial Price Period ("Continuation Prices"), subject to certain conditions concerning the Continuation Prices and the method for notifying the subscriber regarding their coming into effect and regarding the subscriber's rights to give notice of termination of the agreement during the period of the Continuation Prices.

●	All primary deals must be published on the website (excluding special retention offers). It is not mandatory to publish bonuses and compensation offers.

●	Customer service centers must offer subscribers the best deals that are relevant to them.

The provisions of the decision will not apply at this stage to business customers and with respect to groups that provide economies of scale, including kibbutzim, workers' committees, etc.

The Council does not intend to prevent differentiation between special deals targeting new customers and those targeting existing customers.

Obligation to invest in local productions. Under the provisions of the broadcast license and the Council's decisions, in 2016 and 2017 DBS is required to invest no less than 8% of its revenues from subscription fees in local productions, and according to the communications regulations and the decisions of the Council, DBS is required to invest of these funds in various genres of local productions. During 2016, DBS completed the investment required to satisfy previous shortfalls.

In December 2016, the Council decided to postpone its previous decision that DBS investment in local productions be increased to 9% of its revenues from subscription fees until 2018, so long as the Council does not order otherwise and so long as there is no decline in DBS's revenues or the number of its subscribers, at a rate and in a manner that are prescribed in the decision. The Council further decided that in the third quarter of 2017 it will review the prevailing legislative status and the financial situation of the license holders in accordance with a formula fixed in the decision for the rate of investment and will issue provisions if it deems fit.

Requirement to transmit channels. In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers in exchange for a payment to be determined in the agreement, and if no agreement is reached, in exchange for a payment to be determined by the Minister, after consulting with the Council.

Content of the broadcasts and obligations with respect to subscription. The broadcasting license sets out provisions that relate to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcast by DBS. The Communications Law forbids holders of broadcasting licenses to broadcast commercials, other than a few exceptions. The broadcasting license also includes provisions regarding the subscriber service terms, including discrimination prohibition.

Ownership of broadcast channels. Pursuant with the Communications Rules, DBS, including its affiliates as defined in the Communications Rules, may own up to 30% of the domestic channels it broadcasts (compared with the 20% applicable to HOT.) DBS is restricted under the Communications Law from owning a new program producer.

General provisions regarding the broadcast license. The Minister and the Council have parallel authority to amend DBS’s broadcast license. The Minister was authorized to cancel or postpone the broadcast license for causes set out in the Communications Law and the broadcast license. The Communications Law and broadcast license stipulate restrictions on the transfer, attachment and encumbrance of the broadcast license and any of the assets of the broadcast license. The broadcast license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition by way of an agreement, arrangement or understanding with a third party in terms of provision of broadcasts and services is prohibited, unless approved in advance and in writing by the Council. The obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses. In addition, an obligation was stipulated to provide bank guarantees that are currently NIS -40 million (principal) to the Ministry of Communications to guarantee DBS's undertakings under the license (in order to issue these guarantees, DBS shareholders provided securities to the issuing banks).

Offering service bundles. Under the broadcast license, DBS may offer joint service bundles that include service provided by Bezeq and service by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the "unbundling" obligation, and the existence of a corresponding bundle marketed by a licensee that is unrelated to the Company. A joint service bundle that includes Bezeq’s Internet infrastructure service only, does not require Ministry of Communications approval and the unbundling obligation does not apply.

DBS believes that in view of the development of competition between the communications groups and the growing importance of the supply of comprehensive communications services, the adverse impact of such restrictions on DBS's results may increase if the restrictions on Bezeq's collaboration with DBS remain in place.

Regulation of the transmission of video content via media infrastructures. The committees' decisions, if applied, may affect the developing trend of video content transmitted over the web DBS believes that the VOD services it provides over the web, are not subject to the regulations currently applicable to the multi-channel television broadcasts and as far as it is aware. DBS also believes that the other services it provides via the Internet (such as yesGo) are also not subject to such regulation. Nonetheless, from the Council's various decisions it appears that the Council believes it is authorized to also regulate these services. If these regulations are formulated or applied, they may affect the services provided by DBS.

Suppliers

The Bezeq Group has important relationships with several suppliers of hardware, software and related services that are used to operate its businesses. During 2015, no supplier accounted for more than 5% of the Bezeq Group’s total annual purchases, nor did any supplier account for more than 10% of total purchases in a specific segment of operation.

Bezeq

Most of the equipment purchased by Bezeq for data communication, switching, transmission and radio systems has been specially modified or developed for its use, and the ability to obtain support other than through the manufacturer is limited. Bezeq relies on manufacturer support from a number of its key suppliers for certain of its systems, and may have difficulty replacing them. Bezeq’s key suppliers include: (i) Alcatel Group (represented in Israel by Alcatel Telecom Israel Ltd.) in the areas of public switching and metro transmission, (ii) Dialogic Networks (Israel) Ltd. for migration exchanges for linking operators to Bezeq’s switching network, (iii) Comverse, Inc. for switching exchanges for end customers on the NGN network, (iv) the NGN of Adtran Holdings Ltd., (v) Oracle in the area of databases, (vi) EMC for hardware solutions for back-up, recovery and archiving of systems and infrastructures, (vii) VMware for infrastructure for the entire virtualization of Bezeq’s servers, and (viii) Juniper Networks for Metro transmission.

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

On October 1, 2016, a new agreement came into effect with Apple Distribution International for the purchase and distribution of iPhones, under which Pelephone agreed to purchase a minimum annual quantity of phones over an additional period of three years at the manufacturer's current prices on the date of purchase. Pelephone believes that similar to prior years, these quantities will constitute a significant portion of the devices it expects to sell during the term of the contract.

The UMTS/HSPA and LTE network infrastructure equipment are manufactured by Ericsson. Pelephone has long-term agreements with Ericsson for maintenance, support and upgrading of software for the UMTS/HSPA and an agreement for the deployment of the 4G LTE networks with Ericsson. Pelephone believes that it may become dependent on Ericsson regarding support for the 4G LTE network and its expansion. In addition, the cellular network uses transmission networks, for which Bezeq is Pelephone's main supplier.

Bezeq International

Bezeq International is dependent upon Bezeq for domestic capacity to provide its services. Most of the international capacity that Bezeq International uses is transmitted via its wholly owned submarine cable. As backup, Bezeq International uses capacity purchased from Med Nautilus. Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to a particular non-specific part of the communication capacity transferred by the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2022 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use in a lump sum payment shortly before the date on which it started using the capacity.

DBS

Terminal Equipment. DBS installs a receiver dish and other terminal equipment in its subscribers' homes, including decoders enabling reception of broadcasts and smart cards for decoding the encrypted broadcasts. The decoders are leased to subscribers for a fixed fee that is paid during the entire period the services are received, or are lent to subscribers. In 2016, DBS purchased decoders from two suppliers under framework agreements. HDPVR decoders, in a total amount of NIS -41 million, were purchased from Advanced Digital Broadcast S.A. ("ADB"), the decoder manufacturer, and Eurocom Digital Communications Ltd. ("Eurocom Digital Communications"), the importer that also provides product warranty for the decoders which ADB undertook under the agreement. Eurocom Digital Communications is controlled (indirectly) by Shaul Elovitch, the controlling shareholder of the Company (the "ADB Agreement"). HD Zapper decoders are purchased from Altech Multimedia International (Pty) Ltd. ("Altech"). In April 2016 DBS engaged in a framework agreement for the development and supply of advanced HDPVR decoders with Draco Inc. (decoder supplier) and Altech (decoder manufacturer). DBS may become dependent upon these suppliers. The amounts for purchases from these suppliers in the reporting year are not material to the Group. DBS amortizes the end equipment installation costs as part of its property, plant and equipment.

Replacing a supplier with another supplier does not involve additional material costs, however a substantial preparatory period is required to adapt the decoders of the alternative supplier to the DBS broadcasting and transmission systems (which is also dependent on these service providers, Cisco), which could, in the event of the termination of the engagement at short notice, cause DBS loss of revenues.

Broadcasting equipment and computer and communications systems. DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center close to Re'em Junction from where it transmits its broadcasts. The broadcasting centers operate reception and broadcasting equipment, as well as computer and communication systems. The secondary broadcasting center is operated by a third party which provides services for operating and maintenance of the secondary broadcasting center for DBS under a contract which is valid until the end of 2018 (with DBS having an extension option).

Operating and encryption systems. D.B.S. purchases from Cisco Group companies ("Cisco" ) development, licensing, assimilation, maintenance and warranty services with regard to the operating systems of the broadcasting system and the decoders, and the hardware related to these services, including those connected to the encoding of DBS services, and viewing cards that allow the foregoing encoded content to be viewed

For these services and products DBS pays Cisco one-time payments and periodic payments part of which are in a fixed amount and part are based on the number of active decoders of each type, and the ratio of part of the payments is fixed in the agreement as minimum annual amounts. The term of the agreement with Cisco is until December 2020 (with an automatic extension mechanism, unless one of the parties decides to end the agreement, subject to prior notice period as set in the Cisco agreement. In 2016, DBS’s payments to Cisco were not material. DBS is dependent upon the regular supply of these services and products, including integration of the various decoders that DBS uses for its operating system.

Computerized billing system. DBS uses software and computer systems for managing its subscriber agreements, including its billing and collection system. In this context, DBS engaged in agreements with NetCracker Technology Solutions Ltd. and NetCracker Technology EMEA Limited (jointly "NetCracker").

DBS is dependent upon NetCracker's system and services due to their importance for managing and monitoring services and content purchased by subscribers and for billing its subscribers. System malfunctions or shutdown of these services to DBS could cause operational difficulties until the fault is repaired or the system/supplier is replaced. As of Reporting Date the current project agreement for services and technical support is until the end of 2019. In 2016, DBS’s payments to NetCracker were not material.

Space segment leasing agreement. Under an agreement with Spacecom, DBS leases Amos satellite space segments. The 2013 agreement is valid through 2028. Under the initial stage of the agreement, the space segments that were available for DBS’s use were on the Amos 2 and Amos 3 satellites. In September 2016, Spacecom informed DBS that Amos 2 had reached the end of its useful life, but that its commercial operation would continue indefinitely. DBS was informed by Spacecom that the Amos 2 satellite is expected to continue in commercial operation until mid-2017.

Under the terms of the 2013 agreement, DBS will lease space segments on the Amos 3 satellite (until 2022) at such time as Amos 2 satellite ceases to operate. In June 2016, during the course of a routine, periodic maneuver of the Amos 2 satellite, the channels broadcast to DBS customers were shut down for about two hours, during which time DBS transferred the broadcasts to the Amos 3 satellite. When the normal function of the Amos 2 satellite was restored, the broadcasts were returned to it and DBS resumed normal, ongoing operation to its subscribers.

In September 2016, an explosion occurred during ground fueling of the launch rocket for the Amos 6 satellite causing total loss of the satellite, which was scheduled to replace the Amos 2 satellite for DBS’s broadcasts.

In February 2017, the boards of directors of Bezeq and DBS approved DBS's entry into an addendum to the 2013 agreement with Spacecom, or the 2017 Spacecom Agreement. The 2017 Spacecom Agreement was approved at general meetings of Bezeq and Spacecom in April 2017.

On March 31, 2017, DBS ceased using space segments from the Amos 2 satellite after receiving notice from Spacecom that Amos 2 had reached the end of its life. DBS is currently using the Amos 3 and Amos 7 satellites.

The term of the 2017 Spacecom Agreement is until December 31, 2028, without changing the term of the 2013 agreement, subject to the early termination options described below. The satellites on which DBS will lease space segments are the: (i) Amos 3 satellite - that serves DBS at the present time; (ii) Amos 7 satellite - an existing satellite on which Spacecom owns rights to lease space segments and which, according to Spacecom, positioning was completed at the end of February 2017; and (iii) Amos 8 satellite - a new satellite that is expected to serve DBS once it enters into operation. Spacecom undertook to make all reasonable efforts to ensure that the Amos 8 satellite will enter into service no later than February 2021.

During the term of the 2017 Spacecom Agreement, and subject to availability, DBS is expected to lease 12 space segments from Spacecom on two different satellites, according to a division enumerated in the agreement. The agreement also regulates the availability of alternative segments to the leased space segments during the term of the agreement. The estimated total nominal cost for the duration of the term of the lease is $263 million, reflecting an average annual cost of $21.9 million, subject to a discount and reimbursement mechanism. The lease fee paid to Spacecom in 2016 amounted to NIS 65 million (approximately $17 million, after receiving a partial credit for the failure of the Amos 6 satellite.

The agreement provides for early termination without cause, subject to prior notice of 12 months and payment of a termination fee. There is also an early termination right in the event the commissioning of the Amos 8 satellite is delayed, or if the Amos 8 satellite is unavailable at the end of Amos 3 useful life, without requiring payment of any compensation.

DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments.

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

The following is a list of Bezeq's real estate assets in accordance with the material rights in the asset. Bezeq also has interests (transition rights, etc.) in other real estate (such as for the construction of offices and for laying cables):

Right	Number of Assets	Area of the Plot (thousand sq. m.)	Built Area (thousand sq. m.)	Notes
Ownership, lease or right of lease	330	900	150	Of these assets, 330 properties cover an area of 870 thousand sq. m., and 120 thousand sq. m. built up are assets for communication needs, and the remainder for administration needs.
				25 are jointly owned with the Ministry of Communications and/or the Israel Postal Co. Ltd., with whom an agreement was signed for defining and regulating the rights of the parties in these properties. The parties operate as required by the orders of the agreement, and inter alia, to separate joint debits and systems.
Possession (authorized/possession rights by law)	40	1.5	0.8	Assets in Israeli settlements in the Administrated Territories, all for communication needs. There is no written regulation of the contractual rights for these properties, but in Bezeq's opinion this does not create material exposure.
Lease	320	30	65	305 properties, out of which 7 thousand sq. m. built up are for communication needs and the remainder for administration needs. Out of which, approximately 2 sq.m. built up are sublet.
Miscellaneous rights in 'residential rooms'	1,1600	10	18

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

In April 2013, an authorization agreement was signed with the Israel Lands Administration for an area of 11.5 hectares in Sakia. According to the provisions of the authorization agreement, Bezeq designed a detailed outline plan for the property, setting out the purpose, use, building rights and building provisions for zoning of the land in the plan. On May 2, 2016, approval of the plan was published in the Official Gazette and it entered into force. Subsequently, Bezeq is expected to sign a lease agreement for the property with respect to a net area of 7 hectares. Bezeq is reviewing the different options available for exercising its rights in the property, including the option of selling it or part thereof, some of which may lead to recording of material gain in a volume that, according to Bezeq's initial estimation and prior to performing any of the relevant tests, could reach hundreds of thousands of NIS (at the date of the financial statements, a property appraiser has estimated the fair value of the rights in the land at NIS 460 million.

Bezeq's rights in a considerable number of its real estate assets are not registered in the Lands Registry and therefore they correspond to contractual rights. Bezeq is in the process of registering in its name those properties which can be registered in the Lands Registry.

On March 10, 2004, a settlement agreement among Bezeq, the Administration and the State was validated in a court decision. The settlement agreement concerns most of the real estate assets transferred to Bezeq under the asset transfer agreement signed for commencement of Bezeq's business activity. The settlement agreement provided that the assets remaining in Bezeq's possession have the status of capitalized leases and subject to the execution of individual lease contacts, Bezeq will be entitled to make any transaction in the properties and to enhance them. The settlement agreement sets out a mechanism for payment to the Administration for enhancement actions in the properties, if undertaken, beyond the rights according to plans approved by 1993 as set out in the Agreement, at the rate of 51% of the increase in value of the property following the enhancement and less part of amount paid for a betterment levy or to the Administration for an increase in value, if a betterment levy was paid. The settlement agreement also requires the return of 17 assets to the State through the Administration, on various dates ending in 2010. Bezeq has returned 15 of properties and two additional properties will be returned after Bezeq receives substitute properties, as provided in the settlement agreement.

Following a new review of Bezeq's real estate by Bezeq's management, the Board of Directors of Bezeq approved further sales of assets which are inactive /or which can be relatively easily vacated without incurring significant expenses. The deployment of Bezeq’s NGN allows Bezeq to increase the efficiency of its network and to sell some of the real estate assets that will be vacated as a result of the transition. During 2016, Bezeq sold 14 such properties, having a total area of 18,200 sq.m. of land and 20,200 sq.m. built up, for NIS 107 million.

According to Bezeq’s estimates, the sale of real estate assets that are inactive or that can easily be vacated without incurring significant expenses and for which Bezeq has no use after they are vacated, may generate significant capital gains for Bezeq, that in the aggregate may total hundreds of millions of shekels before tax. Bezeq’s estimate also relates to real estate assets where no concrete decision has yet been made to sell them, and there is no certainty regarding the timing of their sale, if any. The estimate is based on appraisals prepared for some of the assets, some of which are not final or current, as well as internal estimates prepared by Bezeq. In addition, the sale of some of the assets may involve difficulties, including if there is a lack of demand or there are various planning restrictions. Bezeq is unable to foresee what consideration will be received or when any of these real estate assets will be sold.

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

Bezeq International

Bezeq International's property plant and equipment include switching and Internet equipment, marine cable, PBX equipment, office equipment, computers, vehicles and leasehold improvements. Bezeq International utilizes Veraz SoftSwitch switches. These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network. Bezeq International’s technological infrastructures, which support voice, data and Internet systems, are deployed at six sites, inside and outside Israel, inter alia, to provide services with high survivability.

Bezeq International has long-term agreements for the lease of the two main buildings in which it is based. The lease period for one of the buildings is until March 2024, subject to several exit options for Bezeq International during this period. The lease period of the other building is until December 2019 with four equal extension options until 2027. Bezeq International has other lease agreements for warehouses (including a main logistics center) and for buildings where it operates the call centers that it uses for its operations.

DBS

DBS leases several real estate properties for its operations. Its head offices and main broadcasting center are located on leased land in Kfar Saba. The lease periods for these sites expire in 2019 and the lease periods for the other properties leased by DBS vary from 3 to 6.5 years (these periods are based on the assumption that DBS will exercise its options to extend these leases).

Intellectual Property

Trademarks

We are the registered owner of the trademark “B Communications” in Israel.

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

Broadcast Rights and Copyrights

DBS has the broadcast rights of two types of video content.

●	Content purchased from third parties, including content and channels, that own the broadcasting rights thereto;

●	Content which DBS invests in producing (in full or in part), and in addition to the actual right to include the content in its broadcasts, DBS generally also has rights in such content, at the rates specified in agreements with the producers. In most instances, DBS is also entitled to issue authorizations to use the rights and share the revenues stemming from additional use of the content, in addition to DBS broadcasting thereof

The broadcast and distribution of content by DBS over various media involves payment of royalties to the owners of copyrights and performance rights to music, sound recordings, scripts and directing of content, and for secondary broadcasting included under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984. Such royalties are paid to several organizations operating in Israel, for collecting royalties on behalf of the owners of the intellectual property rights, under blanket licenses. Royalty payments under these licenses are, at times, based on a fixed payment and sometimes on various pricing methods, and with respect to some of the organizations, DBS may be required to pay additional amounts as royalties for transmitting content via certain media, and in amounts that DBS estimates are not expected to be material.

Given the many content providers from which DBS purchases broadcast rights, DBS does not have a main content provider and is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, at the date of this report DBS is dependent on the purchase of the broadcast rights for local sports channels from two providers, and the term of the contract with one of them terminates at the end of 2018.

In 2016, DBS paid NIS 311 million for the purchase of broadcast rights.

Employees

On December 31, 2016, we had five employees who also provided services to B Communications. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

As of December 31, 2016, the Bezeq Group employed 11,901 persons, of whom 5,649 persons were employed by Bezeq, 2,594 persons were employed by Pelephone, 1,905 persons were employed by Bezeq International and 1,753 persons were employed by DBS.

Bezeq

The number of Bezeq employees as at December 31, 2016 was 5,649 (compared with 5,896 employees at the end of 2015). The decrease in the number of employees in 2016 compared with 2015 stems primarily from streamlining as a result of continued improvement of processes and technological developments in the interface with the customers. 90% of Bezeq’s employees are employed under a collective agreement (out of which 60% are permanent employees and the remainder are non-permanent employees). The remainder of Bezeq’s employees (10%) are employed under personal agreements, not under collective agreements.

Bezeq has 9 directors, of whom three are external directors, one is an employee-director, and two are independent directors (who are not external directors) pursuant to Section 249B to the Companies Law. In addition, senior management has 11 members (of which one is also a member of the Bezeq Group’s headquarters) and four members of the Bezeq Group headquarters (one of whom will begin his term of office on April 23, 2017).

The members of the senior management and members of the Bezeq Group’s headquarters are employed under personal agreements which include, inter alia, pension coverage, payment of bonuses based on targets, and advance notice months before retirement.

Labor relations in Bezeq are regulated in collective agreements between Bezeq, the representatives of Company employees and the New General Federation of Workers ("Histadrut"), and in personal agreements. Company employees are also subject to expansion orders to certain general collective agreements such as cost-of-living increment agreements.

In December 2006, a special collective agreement was signed between Bezeq, the union and the Histadrut, or the Special Collective Agreement, regulating labor relations in Bezeq following the transfer of control in Bezeq from the State to Ap.Sb.Ar. Holdings Ltd., Bezeq's previous controlling shareholder, and set a new organizational structure for Bezeq.

Under the terms of the Special Collective Agreement, all the agreements, arrangements and traditional behavior in Bezeq prior to execution of the Special Collective Agreement, including the mechanism for linkage of wages to the public sector, would continue to apply only to the veteran permanent employees of Bezeq to which the Special Collective Agreement would apply, subject to changes inserted specifically into the Special Collective Agreement. The hiring of existing and future temporary workers would be on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The Special Collective Agreement sets out restrictions on certain kinds of future organizational changes, and a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes.

During the term of the Special Collective Agreement, two employee-directors who are proposed by the union will serve on Bezeq's Board of Directors (subject to their approval by the Board of Directors and their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

The Special Collective Agreement also defines the "new permanent employee", whose terms of employment differ from those of a veteran permanent employee of Bezeq (under the collective agreement): his wage model is according to Bezeq's wage policy and market wages; at the end of his employment in Bezeq he is entitled to increased severance pay only (depending on the number of years of employment). As part of the retirement arrangements, Bezeq may, at its discretion, terminate the employment of 203 permanent employees (including new permanent employees) each year (relevant for 2017-2021).

The latest amendment to the Agreement was approved by Bezeq's Board of Directors on August 30, 2015, under which the Agreement and the retirement arrangement were extended to December 31, 2021.

In 2016, 90 permanent employees retired under the early retirement plan and early retirement was approved for another 58 employees on the early retirement track in 2017 in accordance with the conditions of the collective labor agreement from December 2006, as amended in August 2015, at a budget of NIS 78.5 million.

On March 22, 2017, the Board of Directors of Bezeq approved an expansion of the Bezeq Group’s headquarters staff to assist the Board of Directors in implementing the tasks involved in setting out the strategy and oversight conferred upon it according to the Companies Law, and also in exercising certain performance and management powers stemming from assuming these powers with respect to the activity of the subsidiaries and activities that may be absorbed by Bezeq in future, insofar as they are absorbed, within the context of mergers and acquisitions. This includes a decision to appoint a director of strategy and business development for the Bezeq Group and the appointment of a legal advisor.

Agreements with alternative entities that replaced the Makefet Fund in everything relating to early retirement arrangements of Bezeq employees. As of 2005, the early retirement arrangements of Bezeq's employees is implemented through alternative entities in place of Makefet Fund. On April 24, 2014, Bezeq and Menorah Mivtachim Insurance Ltd. signed an agreement regulating pension payments for the early retirement of Company employees and provision for the payment of old-age and survivors’ pensions to employees who retire from Bezeq under the special collective retirement agreement signed by Bezeq, the Union and the Histadrut on February 12, 2014. The Commissioner of Insurance approved the policy and it entered into force on March 31, 2016. Accordingly, as of May 1, 2016, Menorah issued policies for retiring employees, and payment of the annuities and related payments is made on the basis of these policies. The agreement period is until the end of 2016 and in February 2017 it was extended for a further three years.

Management agreement. On June 1 2016, Bezeq entered an agreement between Bezeq and Eurocom Communications granting Bezeq regular management and advisory services for a period of three years as from June 1, 2016 in consideration of NIS 6,432 thousand per year.

Pelephone

The table below provides data with respect to the number of Pelephone employees at December 31, 2016 and December 31, 2015:

Department	Number of employees
	December 31, 2016	December 31, 2015
Management and HQ	189	186
Marketing	48	43
Business customers	1,367	1,424
Business customers	353	375
Logistics and terminal equipment division	202	185
Engineering and information systems	435	466
Total	2,594	2,679

The total number of employees in the above table includes employees employed in part time positions. The total number of positions at Pelephone at December 31, 2016 was 2,176 and 2,234 at December 31, 2015.

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

In December 2013, Pelephone signed a collective labor agreement between Pelephone and the New General Federation of Workers and Pelephone's workers committee (the "Committee"), which will apply to all Pelephone's employees, other than its senior management and certain employees in predefined positions. The agreement stipulates that Pelephone employees employed at date of signing of the agreement will receive employment tenure after 36 months and 48 months for new employees joining Pelephone subsequent to signing. In addition, the agreement sets out mechanisms for integrating the Committee in processes relating to placement, mobility and termination of employment of Pelephone's tenured employees.

The agreement also provides that it is valid until December 31, 2016 and following this date, it will be extended for additional periods as provided unless one of the parties seeks to change it. At the present time negotiations are underway for a new collective agreement between Pelephone and the New General Federation of Workers and the Workers' Committee.

On February 7, 2017 the New General Federation of Workers - Cellular, Internet and High-Tech Workers Union, announce a labor dispute pursuant to the Settlement of Labor Disputes Law, 1957 and a strike starting February 22, 2017 onwards. According to the announcement, the matter under dispute is the deadlock in the negotiations for a new collective agreement. On February 27, 2017 Pelephone announced that various services provided to its customers may be impaired due to the labor disruptions and strikes that began on February 22, 2017. These disruptions are steadily worsening, and have caused among other things, the failure to provide service and support for customer needs, including repair of faulty terminal equipment and a delay in handling malfunctions of technology systems. Efforts to initiate negotiations are continuing.

Bezeq International

The following table provides data relating to the number of persons employed by Bezeq International, including outsourced employees, at December 31, 2016 and December 31, 2015:

Department	Number of employees
	December 31, 2016	December 31, 2015
Head office employees	1,169	1,157
Sales and service representatives	736	809
Total	1,905	1,966

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

On January 12, 2016 Bezeq International signed a collective agreement with the New General Federation of Workers and the Bezeq International Workers Committee that expires on December 31, 2018. The key terms of the agreement include:

●	The agreement will apply to all Bezeq International employees other than the executive management (VPs and those who report directly to them) and another group of employees and managers that the parties agreed upon.

●	The period after which Bezeq International's employees will be considered as tenured is 36 months, with an option to extend the period for an additional six months with the Committee's agreement.

●	The agreement prescribes mechanisms that include the Committee in decision making with regard to the termination of the employment of tenured employees, disciplinary measures imposed against them, and the execution of organizational changes.

●	The agreement also provides for annual wage hikes and other financial benefits (such as subsidies, summer camp and welfare activities) to be provided by Bezeq International for its employees during the agreement period.

●	The agreement will automatically be renewed for additional 12 month periods, unless one of the parties gives notice of their intention to change the agreement.

DBS

The following table provides data with respect to the number of persons employed by DBS at December 31, 2016 and December 31, 2015:

	Number of Employees
Division	As at December 31, 2016	As at December 31, 2015
Marketing	36	37
Customer Division	951	1,169
Content Division	41	40
Engineering	114	118
Finance and Operations	127	115
Human Resources	62	60
Regulation and Legal Management	10	11
Technologies and Information	134	141
Management and Spokesperson	8	7
Sales	270	286
Total	1,753	1,984

In September 2016, DBS signed a collective agreement with the New General Federation of Workers (which represents DBS workers) and the Workers Committee at DBS. Thereafter the agreement will automatically be renewed for further period of 12 months each, unless one of the parties give notice of their intention to change the agreement. The agreement applies to all DBS employees (other than a certain percentage of employees and managers). The agreement provides, among other things, the periods after which DBS employees will become tenured employees, mechanisms for involving the Workers Committee in decision making concerning employment and termination of the employment of tenured employees at DBS, as well as annual wage increments and other general benefits DBS will grant to its employees during the term of the agreement.

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law. DBS employs people in some of its departments on the weekly day of rest and on days of rest prescribed by the State, and it has an appropriate permit for such employment. DBS customarily awards its officers and managers, as well as some of its employees, annual bonuses based on attaining goals and performance assessment.

C.	Organizational Structure

Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 11,740,701 ordinary shares of our company that are held by Eurocom Communications (1,125,000 of these shares are held directly by a joint account of Messrs. Shaul and Yossef Elovitch). Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record directly by Eurocom Communications. Mr. Shaul Elovitch may also deem to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. In addition, the above includes 8,300 shares that are held by other family members of Mr. Shaul Elovitch.

We operate through our 64.78% ownership interest in B Communications, which is the controlling shareholder of Bezeq, Israel’s largest telecommunications provider. B Communications and its wholly-owned subsidiaries own 26.34% of Bezeq’s outstanding shares.

D.	Property, Plants and Equipment

Our corporate headquarters are located in a facility in Ramat Gan, Israel, which we lease from Eurocom Communications at a token rent. The lease is for a three-year period, which may be extended each year for an additional one year period on the mutual consent of the parties.

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

Competition

The Bezeq Group faces significant competition from established and new competitors who provide fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony, ISP and pay television services. In addition to the entrance of new competitors, competition among the existing communications groups in Israel is intensifying. Four main groups, each consisting of companies under common or joint control, hold a significant share of the communications market in Israel today. The Bezeq Group’s three principal competitors may in some cases be required to comply with fewer regulations because, among other reasons, they use different technologies to provide their services or do not own their own fixed-line network.

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

During the years ended December 31, 2014, 2015 and 2016, the Bezeq Group companies invested NIS, NIS 1.3 billion, NIS 1.6 billion and NIS 1.3 billion (approximately $332 million), respectively, in capital improvements, substantially all of which was invested in infrastructure and technology.

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

Churn

The fixed-line telephony, fixed-line broadband Internet infrastructure access, cellular telephony and multi-channel pay television industries typically exhibit churn as a result of high levels of competition. Churn levels may be affected by changes in our or our competitors’ pricing, our level of customer satisfaction, disconnection of non-paying subscribers and changes in regulations. Increases in churn may lead to increased costs and reduced revenues. In recent years our churn rates increased, particularly in our cellular telephony segment as new competitors entered the market and advantageous billing plans were introduced. Similarly, competition has increased in recent years as a result of the prohibition on exit fees, long-term commitments and linkage of the price and terms of handsets sales to cellular telephony service prices and benefits.

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

During 2016, the U.S. dollar depreciated against the NIS by 1.5%. A devaluation of the dollar in relation to the NIS has the effect of reducing the NIS value of any of our expenses or liabilities which are payable in dollars, unless those expenses or liabilities are linked to the dollar. This devaluation of the dollar also has the effect of decreasing the NIS value of any asset which consists of dollars or receivables payable in dollars, unless the receivables are linked to the dollar.

Effective Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 25% in 2016. In December 2016, the Israeli Parliament approved a measure whereby the corporate tax rate would be reduced in two stages from 25% to 23%, starting with a corporate income tax rate of 24% beginning in January 2017 which is to be reduced to 23% beginning in January 2018.

As of December 31, 2016, we had tax loss carryforwards in the amount of NIS 165 million (approximately $43 million) and capital losses carry forward in the amount of NIS 326 million (approximately $85 million). Under current Israeli tax laws, tax loss carryforwards do not expire and may be offset against future taxable income.

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

Finance Expenses. Our finance expenses primarily include interest expenses, U.S. dollar exchange rate differences and CPI linkage expenses on our recently redeemed Senior Secured Notes, bank and institutional loans and debentures. In addition our finance expenses also include interest and exchange rate differences on other financial liabilities and changes in fair value of financial assets or liabilities measured at fair value through profit or loss. Bezeq’s financing expenses primarily consist of interest expenses for its financial liabilities, linkage and exchange rate differences, changes in fair value of financial assets measured at fair value through profit or loss, financing expenses for employee benefits and other financing expenses.

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

The applicable Israeli company income tax rate was 25% in 2013. In 2014 and 2015, our applicable income tax rate increased to 26.5% and commencing January 1, 2016 it was reduced to 25%, and will be further reduced in two stages from 25% to 23%, starting with a corporate income tax rate of 24% beginning in January 2017 which is to be reduced to 23% beginning in January 2018.

Results of Operations

The following table sets forth our consolidated results of operations in NIS in millions and as a percentage of revenues for the three years ended December 31, 2016:

	Year ended December 31,
	2014		2015		2016
	NIS	%	NIS	%	NIS	%
Revenues	9,055	100%	9,985	100%	10,084	100%
Depreciation and amortization	1,873	21%	2,131	21%	2,161	21%
Salaries	1,771	19%	1,960	20%	2,017	20%
General and operating expenses	3,371	37%	3,878	39%	4,024	40%
Other operating expenses (income)	(535)	(6)%	3	-%	21	-%
Operating profit	2,575	29%	2,013	20%	1,861	18%
Finance expense	1,329	15%	759	8%	1,108	11%
Finance income	(635)	(7)%	(164)	(2)%	(133)	(1)%
Profit after financing expenses, net	1,881	21%	1,418	14%	886	10%
Share of losses (profit) in equity- accounted investee	170	2%	(12)	-%	5	-%
Profit before income tax	1,711	19%	1,430	14%	881	8%
Income tax expenses	667	7%	347	3%	442	4%
Profit for the year	1,044	12%	1,083	11%	439	4%
Profit (loss) attributable to owners of the company	(103)	(1)%	87	1%	(202)	(2)%
Profit attributable to non-controlling interests	1,147	13%	996	10%	628	6%
Net profit for the year	1,044	12%	1,083	11%	426	4%
Basic earnings (loss) per share	(5.38)		4.54		(10.52)
Diluted earnings (loss) per share	(5.50)		4.47		(10.52)

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

The following three tables provide summary financial information regarding the operating results of the individual operating segments of the Group on a consolidated basis for the three years ended December 31, 2016. Amounts are in NIS in millions. Beginning on March 23, 2015, Bezeq began to consolidate the operations of DBS in its consolidated financial statements.

	Year ended December 31, 2016
	Domestic fixed–line communications	Cellular communications	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,063	2,587	1,478	1,745	198	-	10,071
Inter-segment revenues	320	43	70	-	20	(440)	13
Total revenue	4,383	2,630	1,548	1,745	218	(440)	10,084
Depreciation and amortization	717	380	137	296	16	615	2,161
Segment results- operating income	2,076	32	176	264	(34)	(653)	1,861
Finance income	30	52	5	13	4	29	133
Finance expenses	(475)	(6)	(15)	(539)	(2)	(71)	(1,108)
Total finance income (expense), net	(445)	46	(10)	(526)	2	(42)	(975)
Segment profit (loss) after finance expenses, net	1,631	78	166	(262)	(32)	(695)	886
Share in profit (loss) of equity-accounted investee	-	-	1	-	(5)	(1)	(5)
Segment profit (loss) before income tax	1,631	78	167	(262)	(37)	(696)	881
Income tax	399	17	42	(330)	-	314	442
Segment results - net profit (loss)	1,232	61	125	68	(37)	(1,010)	439
Additional information:
Segment assets	7,111	3,294	1,177	2,026	193	3,642	17,443
Goodwill	-	-	6	-	10	3,050	3,066
Investment in equity-accounted investee	-	-	5	-	1	12	18
Segment liabilities	11,988	569	380	1,434	104	3,315	17,790
Investments in property, plant and equipment and
intangible assets	828	277	126	227	13	-	1,471

	Year ended December 31, 2015
	Domestic fixed–line communications	Cellular communications	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,122	2,831	1,485	1,774	197	(440)	9,969
Inter-segment revenues	285	59	93	-	24	(445)	16
Total revenue	4,407	2,890	1,578	1,774	221	(885)	9,985
Depreciation and amortization	725	419	132	322	13	520	2,131
Segment results- operating income	2,148	157	240	250	(15)	(767)	2,013
Finance income	30	53	7	32	17	25	164
Finance expenses	(362)	(4)	(15)	(635)	(2)	259	(759)
Total finance income (expense), net	(332)	49	(8)	(603)	15	284	(595)
Segment profit (loss) after finance expenses, net	1,816	206	232	(353)	-	(483)	1,418
Share in profit (loss) of equity-accounted investee	-	-	-	-	(2)	14	12
Segment profit (loss) before income tax	1,816	206	232	(353)	(2)	(469)	1,430
Income tax	492	55	60	1	-	(261)	347
Segment results - net profit (loss)	1,324	151	172	(354)	(2)	(208)	1,083
Additional information:
Segment assets	7,311	3,269	1,160	1,667	661	5,251	19,319
Goodwill	-	-	6	-	10	3,050	3,066
Investment in equity-accounted investee	-	-	4	-	7	14	25
Segment liabilities	12,117	513	343	6,685	104	47	19,809
Investments in property, plant and equipment and
intangible assets	837	419	127	281	33	(80)	1,617

	Year ended December 31, 2014
	Domestic fixed–line communications	Cellular communications	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,045	3,361	1,419	1,724	209	(1,724)	9,034
Inter-segment revenues	272	58	85	-	17	(411)	21
Total revenue	4,317	3,419	1,504	1,724	226	(2,135)	9,055
Depreciation and amortization	688	430	130	298	23	304	1,873
Segment results- operating income	1,980	449	232	273	629	(988)	2,575
Finance income	285	77	9	26	11	227	635
Finance expenses	(472)	(21)	(18)	(619)	(2)	(197)	(1,329)
Total finance income (expense), net	(187)	56	(9)	(593)	9	30	(694)
Segment profit (loss) after finance expenses, net	1,793	505	223	(320)	638	(958)	1,881
Share in profit (loss) of equity-accounted investee	-	-	1	-	(3)	(168)	(170)
Segment profit (loss) before income tax	1,793	505	224	(320)	635	(1,126)	1,711
Income tax	478	132	60	1	147	(151)	667
Segment results - net profit (loss)	1,315	373	164	(321)	488	(975)	1,044
Additional information:
Segment assets	8,483	3,541	1,206	1,820	682	2,087	17,820
Goodwill	-	-	6	-	10	2,665	2,681
Investment in equity-accounted investee	-	-	4	-	11	1,042	1,057
Segment liabilities	12,369	696	392	6,484	107	(1,256)	18,792
Investments in property, plant and equipment and
intangible assets	835	339	110	332	17	(332)	1,301

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues. Our revenues increased by 1.0% to NIS 10.1 billion (approximately $2.6 billion) in the year ended December 31, 2016 from NIS 10.0 billion in the year ended December 31, 2015. For both periods, our consolidated revenues consisted entirely of Bezeq’s consolidated revenues. The increase in revenues in 2016 was primarily due to the consolidation of DBS's revenues for a full year (consolidation began in the second quarter of 2015). Revenues declined across the Bezeq group’s main segments, primarily in the Cellular Communications segment.

Bezeq’s revenues decreased by 0.5% to NIS 4.38 billion (approximately $1.14 billion) in the year ended December 31, 2016 from NIS 4.41 billion in the year ended December 31, 2015. The decrease in the segment’s revenues was primarily due to a NIS 96 million (approximately $25 million), or 6.1%, decrease in telephony services revenues as a result of a reduction of 3.3% in average revenue per line in 2016 as well as a decrease of 2.8% in the number of access lines. The decrease in revenues was partially offset by a NIS 55 million (approximately $14 million), or 3.6%, increase in broadband Internet revenues as a result of continued growth in the number of wholesale Internet lines, which increased by 133,000 during 2016, partially offset by a decrease in the number of retail Internet lines and by a NIS 19 million (approximately $5 million), or 1.8%, increase in transmission and data revenues. The increase in revenues from transmission and data communication services resulted from growth in the number of business customers and data lines as well as the expansion of communication solutions offered to customers.

Pelephone’s revenues decreased by 9.0% to NIS 2.6 billion (approximately $684 million) in the year ended December 31, 2016 from NIS 2.9 billion in the year ended December 31, 2015. Revenues from services decreased to NIS 1.8 billion (approximately $473 million), or 9.1%, in the year ended December 31, 2016 from NIS 2.0 billion in the year ended December 31, 2015. The decrease in revenues from cellular services was due to a decrease in tariffs as a result of increased competition in the cellular market as well as from the transition of government customers to new tariff plans. Revenues from repair services were also down in the year ended December 31, 2016. Revenues from the sale of terminal equipment decreased by 8.9% to NIS 812 million (approximately $211 million) in the year ended December 31, 2016 from NIS 891 million in the year ended December 31, 2015.

Bezeq International’s revenues decreased by 1.9% to NIS 1.55 billion (approximately $403 million) in the year ended December 31, 2016 from NIS 1.58 billion in the year ended December 31, 2015. The decrease in revenues was primarily due to a reduction in hubbing revenues. After excluding hubbing revenues, total revenues increased by approximately 0.5% in 2016 compared to 2015 due to the continued growth in Internet services delivered across the submarine cable infrastructure, which was partially offset by lower revenues in the international long distance call market.

DBS had revenues of NIS 1.75 billion (approximately $454 million) for the year ended December 31, 2016, while its revenues were NIS 1.33 billion for the nine months ended December 31, 2015 after its consolidation.

Depreciation and Amortization. We recorded depreciation and amortization expenses of NIS 2.2 billion (approximately $563 million) in the year ended December 31, 2016 compared to NIS 2.1 billion in the year ended December 31, 2015, an increase of approximately 2.4%. The increase was primarily due to the consolidation of DBS for a full year, which was partially offset by a reduction in depreciation expenses at Pelephone.

The Bezeq Group recorded consolidated depreciation and amortization expenses of NIS 1.74 billion (approximately $452 million) in the year ended December 31, 2016 compared to NIS 1.68 billion in the year ended December 31, 2015, an increase of 3.3%. The increase was primarily due to the consolidation of DBS for a full year, which was partially offset by a reduction in depreciation expenses at Pelephone.

Bezeq’s depreciation and amortization expenses were NIS 717 million (approximately $186 million) in the year ended December 31, 2016 compared with NIS 725 million in the year ended December 31, 2015, a decrease of 1.1%.

Pelephone’s depreciation and amortization expenses in the year ended December 31, 2016 were NIS 380 million (approximately $99 million) compared to NIS 419 million in the year ended December 31, 2015, a decrease of 9.3%.

Bezeq International’s depreciation and amortization expenses in the year ended December 31, 2016 were NIS 137 million (approximately $36 million) compared to NIS 132 million in the year ended December 31, 2015, an increase of 3.8%.

DBS’s depreciation and amortization expenses in the year ended December 31, 2016 were NIS 296 million (approximately $77 million) while its depreciation and amortization expenses were NIS 246 million for the nine months ended December 31, 2015 after its consolidation.

Salaries. Salaries increased by 2.9% to NIS 2.02 billion (approximately $524 million) in the year ended December 31, 2016 from NIS 1.96 billion in the year ended December 31, 2015. The increase was primarily due to the consolidation of DBS starting in the second quarter of 2015.

Bezeq’s salary expenses decreased by 1.5% to NIS 898 million (approximately $234 million) in the year ended December 31, 2016 from NIS 912 million in the year ended December 31, 2015. The decrease was due to a reduction in the workforce and an increase in salaries attributed for investment, offset by salary increases.

Pelephone’s salary expenses decreased 0.8% to NIS 378 million (approximately $98 million) in the year ended December 31, 2016 from NIS 381 million in the year ended December 31, 2015.

Bezeq International’s salary expenses increased 8.9% to NIS 330 million (approximately $86 million) in the year ended December 31, 2016 from NIS 303 million in the year ended December 31, 2015. The increase was mainly due to salary updates after signing the collective agreement in the first quarter of 2016.

DBS’s salary expenses in the year ended December 31, 2016 were NIS 249 million (approximately $65 million) while its salary expenses were NIS 201 million for the nine months ended December 31, 2015 after its consolidation.

General and Operating Expenses. General and operating expenses increased by 3.7% to NIS 4.02 billion (approximately $1.04 billion) in the year ended December 31, 2016 from NIS 3.88 billion in the year ended December 31, 2015. The increase was primarily due to the consolidation of DBS beginning in the second quarter of 2015, partially offset by a decrease in expenses in most of the Bezeq Group segments and primarily at Pelephone.

Bezeq’s general and operating expenses decreased by 2.2% to NIS 705 million (approximately $183 million) in the year ended December 31, 2016 from NIS 721 million in the year ended December 31, 2015. The decrease in operating expenses in 2016 was primarily due to a reduction in interconnect payments to telecom operators as well as lower building maintenance expenses partially offset by an increase in subcontractor expenses.

Pelephone’s general and operating expenses decreased by 4.6% to NIS 1.8 billion (approximately $478 million) in the year ended December 31, 2016 from NIS 1.9 billion in the year ended December 31, 2015. The decrease was primarily due to a decrease in the cost of handset sales, mirroring the change in the sales mix. The decrease was also attributable to a reduction in engineering expenses, call completion fee expenses, and expenses for doubtful debts. This decrease in expenses was partially offset by an increase in frequency leasing fees following the acquisition of new 4G LTE frequencies.

Bezeq International’s general and operating expenses decreased by 1.8% to NIS 887 million (approximately $231 million) in the year ended December 31, 2016 from NIS 903 million in the year ended December 31, 2015. The decrease was primarily due to a reduction in the cost of call transfers between global operators and international call expenses, offset by higher Internet service costs driven by growth in the subscriber base and increased demand for high bandwidth rates, corresponding to revenues.

DBS’s general and operating expenses in the year ended December 31, 2016 were NIS 92 million (approximately $24 million) while its general and operating expenses were NIS 70 million for the nine months ended December 31, 2015 after its consolidation.

Other Operating Expenses, net. We had other operating expense, net of NIS 21 million (approximately $5 million) in the year ended December 31, 2016 compared with other operating income, net of NIS 3 million in the year ended December 31, 2015. The decrease was primarily due to a reduction in capital gains from the sale of real estate at Bezeq Fixed-Line.

Finance expenses, net. Our consolidated net finance expenses increased by 64% to NIS 975 million (approximately $253 million) in the year ended December 31, 2016 from NIS 595 million in the year ended December 31, 2015.

Our unconsolidated net finance expenses in the year ended December 31, 2016 decreased by 26.7% to NIS 44 million (approximately $11 million) from NIS 60 million in the year ended December 31, 2015. The decrease was primarily attributable to an increase in our finance income from short term investments and due to the decrease in our debt as a result of principal payments.

B Communications’ unconsolidated net finance expenses increased by 65.7% to NIS 484 million (approximately $126 million) in the year ended December 31, 2016 from NIS 293 million in the year ended December 31, 2015. The increase was primarily attributable to one-time refinancing expenses related to the early redemption of its 7⅜% Senior Secured Notes due 2021.

The Bezeq Group’s consolidated finance expenses, net increased by 70% to NIS 447 million (approximately $116 million) in the year ended December 31, 2016 from NIS 263 million in the year ended December 31, 2015. Net finance expenses of the Bezeq Group included a change in a liability on a contingent consideration following the DBS business combination in the amount of NIS 55 million. Finance expenses in 2015 reflect a reduction in a provision for interest on previous years' taxes in the amount of NIS 76 million following an agreement that was reached with the tax assessor relating to the Domestic Fixed-Line Communications segment.

Income Tax. Consolidated income tax expenses increased by 23.5% to NIS 442 million (approximately $115 million) in the year ended December 31, 2016 from NIS 358 million in the year ended December 31, 2015. The increase in income tax expenses was primarily due to the decrease in deferred tax assets following a reduction in the corporate tax rate for 2017 and 2018.

Bezeq’s consolidated income tax expenses in the year ended December 31, 2016 represented 33.4% of its pre-tax profit, compared to 25.9% in the year ended December 31, 2015.

Profit (Loss) Attributable to the Owners of Our Company. Loss attributable to the owners of our company amounted to NIS 202 million (approximately $53 million) in the year ended December 31, 2016 compared with net profit of NIS 87 million in the year ended December 31, 2015. The loss is primarily attributable to the one-time refinancing expenses related to the early redemption of B Communications’ 7⅜% Senior Secured Notes.

Profit Attributable to Our Non-Controlling Interests. Profit attributable to our non-controlling interests decreased to NIS 641 million (approximately $167 million) in the year ended December 31, 2016 from NIS 1.0 billion for the year ended December 31, 2015. The decrease is primarily attributable to the decrease in the Bezeq Group’s net profit in 2016 compared with 2015.

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

Income Tax. Consolidated income tax expenses decreased by 48.0% to NIS 347 million (approximately $89 million) in the year ended December 31, 2015 from NIS 667 million in the year ended December 31, 2014. The decrease was primarily attributable to the decrease in the pre-tax profit of the Bezeq Group in 2015 and from the NIS 101 million ($26 million) income tax benefit B Communications recorded in 2015 as a result of the sale of its Bezeq shares in the first quarter of 2016. 2014 pre-tax profit included capital gain from Bezeq’s sale of the Coral Tell shares.

Bezeq’s consolidated income tax expenses in the year ended December 31, 2015 represented 25.8% of its pre-tax profit, compared to 27.9% in the year ended December 31, 2014.

Profit (Loss) Attributable to the Owners of Our Company. Profit attributable to the owners of our company amounted to NIS 87 million (approximately $22 million) in the year ended December 31, 2015, compared to a loss of NIS 103 million in year ended December 31, 2014. The increase is primarily attributable to the decrease in B Communications’ net finance expenses, along with the income tax benefit B Communications’ recorded in 2015.

Profit Attributable to Our Non-Controlling Interests. Profit attributable to our non-controlling interests decreased to NIS 1.00 billion (approximately $256 million) in the year ended December 31, 2015 from NIS 1.15 billion in the year ended December 31, 2014. The decrease is primarily attributable to the decrease in the Bezeq Group’s net income in 2015 compared with 2014 as a result of the one-time capital gain arising from the sale of the Coral-Tell shares in 2014.

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

In December 2010, we issued NIS 148 million of our Series C Debentures in a private placement to certain institutional investors in exchange for NIS 125 million of our outstanding Series B Debentures, reflecting an exchange ratio of 1:1.188. In February 2011, we issued additional Series C Debentures in a private placement to a number of Israeli institutional investors. The offering price was NIS 1.0275 per debenture, which represented a yield of 4.2%. The aggregate proceeds were approximately NIS 133.6 million. In December 2011, January 2012, November 2013 and December, 2013 we completed private placements of NIS 65 million, NIS 14 million, NIS 60 million and NIS 65 million, respectively, of our Series C Debentures. The private placements were offered to a number of Israeli institutional investors pursuant to Regulation S under the Securities Act. The terms of all issued Series C Debentures are identical to the terms of the Series C Debentures issued in 2010, and they are listed on the TASE. In November 2013, Midroog confirmed a Baa1 rating for our Series C Debentures in connection with our NIS 60 million sale of Series C Debentures. As of December 31, 2016, NIS 388 million (approximately $101 million) of Series C Debentures are outstanding.

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

We will repay the principal amount of the Series D Debentures in five installments as follows: (i) payments of 10% of the principal amount of the Series D Debentures will be made on each of September 15, 2018 and 2019; (ii) payments of 30% of the principal amount of the Series D Debentures will be made on each of September 15, 2020 and 2021; and (iii) a final payment of 20% of the principal amount of the Series D Debentures will be made on September 15, 2022. Interest on the outstanding principal of the Series D Debentures is paid on March 15 and September 15 of each of the years 2014-2022, other than the first interest payment which was made on September 15, 2014. The principal and interest is linked to the Israeli consumer price index of January 2014.

On June 9 and 22, 2014 we completed a private placement of NIS 219,238,087 par value of Series D Debentures to certain institutional investors in Israel in exchange for NIS 106,938,290 par value of our outstanding Series B Debentures and NIS 95,324,216 par value of our outstanding Series C Debentures held by such institutional investors (or approximately 51% and 12% of the outstanding Series B Debentures and Series C Debentures, respectively). On October 22, 2014 we completed an additional private placement of NIS 106,813,717 par value of Series D Debentures to certain institutional investors in Israel in exchange for NIS 103,102,043 par value of our outstanding Series C Debentures held by such institutional investors (or approximately 15% of the outstanding Series C Debentures). On November 20 and 26, 2014 we completed an additional private placement of NIS 86,254,219 par value of Series D Debentures to certain institutional investors in Israel in exchange for NIS 84,979,526 par value of our outstanding Series C Debentures held by such institutional investors (or approximately 15% of the outstanding Series C Debentures). As of December 31, 2016, NIS 530 million (approximately $138 million) of Series D Debentures are outstanding.

In January 2015, Midroog confirmed the Baa1 stable outlook rating with respect to our Series B, C and D Debentures and in February 2016, Midroog raised the rating for our Series C and D Debentures from Baa1.il to A3.il stable outlook. In February 2017, Midroog affirmed the A3.il local rating of our Series C and D Debentures with a stable outlook.

As of December 31, 2016 and 2015, we had on an unconsolidated basis cash and cash equivalents as well as marketable securities of NIS 382 million (approximately $99 million) and NIS 277 million, respectively.

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

January 2016 Sale of B Communications Shares

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

Bezeq paid total cash dividends of NIS 2.1 billion, NIS 1.8 billion and NIS 1.4 billion (approximately $375 million) in the three years ended December 31, 2016, out of which B Communications received NIS 638 million, NIS 545 million and NIS 379 million (approximately $100 million), respectively.

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

B Communications’ $800 Million Note Offering

On February 19, 2014, B Communications completed a private offering to eligible purchasers of $800 million of 7⅜% Senior Secured Notes due 2021, or the Notes. The Notes were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and to certain qualifying investors in offshore transactions, including in Israel, in reliance on Regulation S under the Securities Act. The proceeds of the February 2014 Note offering were used to repay all of the outstanding balances under the loans B Communications incurred to acquire its controlling interest in Bezeq.

The Notes, which were redeemed in October 2016 were senior obligations that were guaranteed by our two subsidiaries, SP1 and SP2, on a senior secured basis. The Notes and the guarantees were secured by first priority liens over all of the capital stock of SP2, the capital stock of Bezeq held by SP2, which, as of the date of the issuance of the Notes, constituted approximately 30% of the outstanding voting capital stock of Bezeq, and additional collateral.

The indenture for the Notes, or the Indenture, among other things, restricted B Communications’ ability to: (i) incur additional indebtedness; (ii) use a portion of the proceeds of any dividends received from the Bezeq Group and make certain payments and investments create certain liens; (iii) impose restrictions on the ability of B Communications’ subsidiaries to pay dividends or other payments to B Communications; (iv) transfer or sell ownership interests in the Bezeq Group; (v) merge or consolidate with other entities; and enter into transactions with affiliates.

On February 2, 2016, B Communications sold 115,500,000 Bezeq shares and received net proceeds of NIS 978 million in the aggregate (approximately $254 million). The sale took place in accordance with the provisions of Section 3(a3) of the Communications Order. B Communications retained a 26.34% ownership interest in Bezeq following the closing of the transaction.

According to the terms of the Indenture, the net proceeds from the sale of the Bezeq shares held were deposited into a “Lockbox Account” and were subject to certain conditions and covenants relating to asset sales and release of liens on sold assets. B Communications was required to make an offer within 365 days of the sale of the Bezeq shares to the holders of the Notes to purchase Notes with the proceeds deposited in the lockbox account at a cash offer price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase. On June 28, 2016, B Communications announced the final results of its modified Dutch auction tender offer pursuant to a Tender Offer Memorandum dated May 26, 2016 to purchase a portion of the Notes. Approximately $ 18,600,000 in aggregate principal amount of the Notes were validly tendered.

In August 2016, B Communications announced its intention to raise further funds to redeem its outstanding Notes through the offering of new non-convertible debentures in Israel pursuant to a shelf prospectus in Israel. Midroog issued an Aa3.il rating with a stable outlook for B Communications’ new Series C Debentures, in a scope of up to NIS 1.9 billion par value. In September 2016 B Communications completed the offering of NIS approximately 1.88 billion (approximately $489) par value of the Series C Debentures.

B Communications fully redeemed the Notes on October 25, 2016. Following this process, the Bezeq shares which served as collateral for the Notes and were held by SP2 became free and clear of any pledges (subject to the general governmental control permit) and all of the Bezeq shares that were held by Mishmeret Trust Company Ltd., the trustee and security agent for the Notes, were transferred back to SP2.

B Communications’ Series C Debentures

In September 2016, B Communications announced that it received NIS 1.85 billion (approximately $489 million) of binding commitments (out of about NIS 3.0 billion of offers) from Israeli institutional investors to purchase new Series C Debentures maturing in 2024. The net proceeds from the offering were used to redeem B Communications’ outstanding 7⅜% Senior Secured Notes, and further strengthened B Communications’ balance sheet. Midroog Ltd. approved an Aa3.il Rating for the Series C Debentures. In January 2017, B Communications announced a private placement of NIS 118,000,000 par value of its Series C Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 118 million (approximately US$ 31 million). The private placement was carried out as an increase to the outstanding Series C Debentures. Midroog issued an Aa3.il rating with a stable outlook for the new Series C Debentures

The principal of the Series C Debentures is payable in four equal annual installments payable on November 30 of each of the years 2020 through 2023 and one installment payable on November 30, 2024. Each of the first four installments will be equal to 7.5% of the principal amount of the aggregate amount of the Series C Debentures sold and the last installment will equal to 70% of such principal amount. The annual interest rate is 3.6%. The interest on the outstanding principal of the Series C Debentures is payable in semi-annual payments on May 31 and November 30 of each year, while the first interest payment will be paid on May 31, 2017 and the last interest payment will be payable together with the last principal payment on November 30, 2024.

The indenture governing the Series C Debentures restricts B Communications’ creating a lien in favor of any third party over its direct and/or indirect holdings of 691,361,036 ordinary shares of Bezeq, or the Bezeq Shares, including any of the rights accompanying such shares without the prior consent of the holders of the Series C Debentures. B Communications’ also agreed to refrain from making any disposition of the Bezeq Shares without obtaining the prior consent of the holders of the Series C Debentures. Notwithstanding the foregoing, and subject to the provisions of applicable law and/or permit, B Communications may sell all or a portion of the Bezeq Shares to any third party, provided that in such instance, we use the net proceeds from such sale, less taxes, expenses and deductions associated with the sale of such shares to make a full or partial early redemption of the Series Debentures.

Pursuant to the terms of the Series C Debentures indenture B Communications may not assume additional debt, with the exception of:

●	financial debt that does not exceed NIS 400 million;

●	the financial debt is not secured by any collateral and does not have priority over the Series C Debentures upon insolvency: and

●	the total par value of the Series C Debentures will not exceed an aggregate of NIS 2.3 billion.

B Communications also undertook to hold (directly and/or indirectly) at least 25% of Bezeq’s issued and paid-up capital, unless a regulatory permit/approval is received to reduce such ownership percentage. Similarly, Eurocom Communications Ltd. undertook to refrain from transferring control of B Communications (directly or indirectly) to a party which has not been authorized in advance by the necessary regulatory entities, to the extent such approvals are required, at the relevant time.

Pursuant to the terms of the Series C Debentures indenture, B Communications also undertook that its equity (capital attributed to our shareholders, without non-controlling interests) will not be less than NIS 650 million for two or more consecutive calendar quarters. The indenture includes a mechanism to adjust the interest rate in the event that B Communications’ equity falls NIS 650 million for two consecutive calendar quarters or in the event of a downgrade in the rating of the Series C Debentures.

B Communications also undertook not to distribute a dividend to its shareholders, buyback any of its ordinary shares or make any other distribution as defined in the Companies Law unless all the following conditions are satisfied:

●	the distribution will not cause a downgrade in the rating of the Series C Debentures;

●	B Communications is not in violation of any of the covenants;

●	no grounds for immediate repayment exist at the time a resolution to make a distribution is adopted, and no such grounds exist as a result of such distribution;

●	B Communications’ equity post-distribution is not less than NIS 800 million;

●	until full repayment of the principal of the Series C Debentures, B Communications may not distribute a dividend exceeding 75% of the balance of B Communications’ distributable surpluses (the surplus balance or surpluses accrued in the last two years, in accordance with the definitions provided in the Companies Law) in accordance with its consolidated financial statements. In addition, B Communications may not make a distribution if it recorded an aggregate net loss in the last four quarters preceding the distribution date, on the basis of its last financial statements and/or the quarterly financial report published prior to the distribution date; and

●	notwithstanding the foregoing, the restrictions will not apply with respect to the balance of B Communications’ profits/surpluses which are distributable in accordance with the provisions of the Companies Law as of June 30, 2016 (i.e. a total of NIS 416 million were excluded from the distribution restrictions).

The Series C Debentures indenture also requires that B Communications’ equity may not be less than 15% of its total balance sheet in accordance with its audited or reviewed (unconsolidated) financial statements (or, alternatively, the quarterly financial report figures), for two or more consecutive calendar quarters.

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

On May 21, 2015, B Communications declared a dividend of NIS 2.24 per share and approximately NIS 67 million in the aggregate. We received NIS 45 million (approximately $12 million) from the dividend distributed by B Communications on June 16, 2015.

On August 31, 2015, B Communications declared a dividend of NIS 0.73 per share and approximately NIS 22 million in the aggregate. We received NIS 15 million (approximately $4 million) from the dividend distributed by B Communications on September 29, 2015.

On November 19, 2015, B Communications declared a dividend of NIS 38 million or NIS 1.27 per share. We received NIS 25 million (approximately $6 million) from the dividend distributed by B Communications on December 23, 2015.

On May 25, 2016, B Communications declared a dividend of NIS 355 million (approximately $92 million), or NIS 11.88 per share (approximately $3.09). We received NIS 230 million (approximately $60 million) from the dividend distributed by B Communications on May 29, 2016.

Bezeq paid total cash dividends of NIS 1.4 billion (approximately $375 million) in the year ended December 31, 2016, out of which B Communications received NIS 379 million (approximately $100 million).

As of December 31, 2016, our liquidity balances comprised of cash and cash equivalents and short term investments on an unconsolidated basis totaled NIS 382 million (approximately $99 million).

In addition, as of December 31, 2016, we held 19.4 million unencumbered ordinary shares of B Communications having a value at December 31, 2016 of NIS 1.6 billion (64.78 % of B Communications’ outstanding share capital). These shares can, if necessary, be used to support the refinancing of existing debt or may be sold for cash (up to 4.4 million shares can be sold without endangering our controlling interest in B Communications).

We believe that we have sufficient funds to service our debt service requirements through December 31, 2018 and we expect to have sufficient funds to serve our expected indebtedness beyond 2018.

Liquidity and Capital Resources of the Bezeq Group

As of December 31, 2016, the Bezeq Group had cash and cash equivalents and short term investments of NIS 1.23 billion (approximately $321 million) compared to NIS 1.3 billion at December 31, 2015.

The Bezeq Group incurred consolidated capital expenditures of NIS 1.42 billion (approximately $368 million) in the year ended December 31, 2016, compared with NIS 1.64 billion in the year ended December 31, 2015. The decrease was primarily due to a reduction in investments in all group segments and specifically at Pelephone, mainly due to payments in 2015 for LTE 4G frequencies.

In the year ended December 31, 2016, the Bezeq Group repaid debt and paid interest of NIS 2.3 billion (approximately $598 million), compared with NIS 2.7 billion for year ended December 31, 2015. In addition, the Bezeq Group paid dividends of NIS 1.4 billion (approximately $375 million) in 2016 compared to NIS 1.8 billion in 2015.

The Bezeq Group’s average debt (including current maturities) to financial institutions and debenture holders for the year ended December 31, 2015 was NIS 11.0 billion (approximately $2.9 billion). The average supplier credit for the year ended December 31, 2015 was NIS 912 million (approximately $237 million), the average short-term customer credit for the year ended December 31, 2015 was NIS 2.0 billion (approximately $527 million), and average long-term customer credit was NIS 476 million (approximately $124 million).

The Bezeq Group working capital deficit as of December 31, 2016 was NIS 407 million (approximately $106 million) compared with a surplus of NIS 1.1 billion on December 31, 2015. Bezeq (according to its separate financial statements) had a working capital deficit of NIS 944 million (approximately $246 million) as of December 31, 2016, compared with a working capital deficit of NIS 2.1 billion as of December 31, 2015.

The Board of Directors of Bezeq reviewed its existing and projected resources and cash flows for the foreseeable future and its investment needs, as well as the sources of finance and the potential amounts that will be required by the Bezeq Group in the foreseeable future. On the basis of its review of all of these factors, Bezeq’s Board of Directors concluded that the Bezeq Group can meet its existing cash needs and its needs for the foreseeable future from cash generated from its operations, by receipt of dividends from subsidiaries and by raising debt, from banking and non-banking sources, should it determine to do so.

Bezeq

As of December 31, 2016, Bezeq did not have any short-term debt. The following table shows the distribution of long-term loans (including current maturities):

Loan term	Source of financing	Principal amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2016
Long-term loans	Banks	978	Unlinked NIS	Variable, based on prime rate*	1.71%	1.72%	1.27%-1.80%
	Banks	2,234	Unlinked NIS	Fixed	4.51%	4.56%	2.40%-6.85%
	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.57%	1.62%	1.47%-1.62%
	Non-bank sources	2,593	Unlinked NIS	Fixed	4.41%	4.54%	3.11%-6.65%
	Non-bank sources	3,344	CPI-linked NIS	Fixed	2.49%	2.55%	2.20%-3.70%

*	Prime interest rate as at March 2017 – 1.6%.

**	STL yield per year (218) – 0.158% (average of last 5 trading days of February 2017) for the interest period that began on March 1, 2017.

For additional details about Bezeq’s loans, see Note 12 to its 2016 Financial Statements(which information is not incorporated by reference into this annual report).’

Restrictions on borrowings

Directives of the Supervisor of Banks include restrictions on liability of a single borrower and of a group of borrowers towards the banks. Concerning these directives, Bezeq could be seen as part of one "group of borrowers" with B Communications Group and its controlling shareholders. The directives of the Supervisor of Banks could from time to time affect the ability of banks to grant further credit to Bezeq.

Reportable credit

Debentures and loan terms

		December 31, 2016		December 31,2015
	Note	Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
		NIS million	NIS million	NIS million	NIS million
Bank loans:
Unlinked loans at variable interest	12.3	978	978	1,331	1,331	Prime -0.33% to prime +0.2%
Unlinked loans at fixed interest	12.3	1,084	1,084	1,589	1,589	6.85% - 5%
Unlinked loans at fixed interest	12.3	300	300	300	300	2.4%
Unlinked loans at fixed interest	12.3	914	900	-	-	3.62% - 3.5%
Total bank loans		3,276	3,262	3,220	3,220
Loan from financial institutions:
Unlinked loans at fixed interest	12.3	500	500	-	-	4.15%
Unlinked loans at fixed interest	12.3	147	147	-	-	5.25% - 5%
Total loans from financial institutions		647	647	-	-

Total loans		3,923	3,909	3,220	3,220

Debentures issued to the public
Series 6 - linked to the CPI, at fixed interest	12.3	3,041	2,874	3,087	2,874	3.7%
Series 7 - unlinked loans at variable interest	12.3	734	734	734	734	Makam for one year +1.4%
Series 8 - unlinked loans at fixed interest	12.3	443	443	886	886	5.7%
Series 9 - unlinked loans at fixed interest	12.3	1,144	1,103	388	388	3.65%
Series 10 - linked to the CPI, at fixed interest	12.3	400	400	400	400	2.2%
Series 5 - linked to the CPI, at fixed interest		-	-	310	251	5.3%
Total debentures issued to the public		5,762	5,554	5,805	5,533
Non-marketable debentures issued to financial institutions:
Debentures issued by DBS - linked to the CPI, at fixed interest	12.4	868	753	1,288	1,097	5.35%-8.4%
Unlinked loans at fixed interest	12.3	400	400	400	400	6.65%
Total non-marketable debentures		1,268	1,153	1,688	1,497

Total debentures		7,030	6,707	7,493	7,030

Total loans and debentures		10,953	10,616	10,713	10,250

Terms of the loans and debentures issued by Bezeq

Bezeq has undertaken not to create additional liens on its assets unless liens are created at the same time in favor of the debenture holders and the lending banks (negative lien). The lien includes exceptions, including regarding a lien on assets that will be purchased or expanded by Bezeq, if the undertakings underlying the lien are created for the purchase or expansion of those assets and for the matter of a token lien.

For Debentures (Series 6 to 8), loans from banks and financial institutions, and for debentures from financial institutions, standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third-party lender calls for immediate repayment of Bezeq's debts in an amount exceeding the amount determined.

In addition, for loans from financial institutions amounting to NIS 500 million, a standard cause was included for immediate repayment of the loans, if telecommunication ceases to be the Group's core activity.

For Debentures (Series 6 to 10) and banks loans in the amount of NIS 2.8 billion as at December 31, 2016 (for loans from financial institutions amounting to NIS 500 million, and for debentures from financial institutions amounting to NIS 400 million, Bezeq has undertaken that if it Bezeq makes an undertaking towards any entity in respect of compliance with financial covenants, Bezeq will also provide the same undertaking to these debenture holders, banks and financial institutions (subject to certain exceptions).

For Debentures (Series 6 to 10) and for loans from financial institutions amounting to NIS 500 million, Bezeq has undertaken to the lenders to take steps so that, to the extent under its control, the debentures will be rated by at least one rating agency, so long as there are debentures of the relevant series in circulation or a balance in loans, as the case may be.

In addition, for Debentures (Series 9 and 10), standard grounds were included for immediate repayment of the debentures, including events of default, insolvency, liquidation proceedings, or receivership, as well as the right to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq's debts (in an amount exceeding NIS 150 million, if another series of marketable debentures is called for immediate repayment - an unlimited amount), in the event of the sale of more than 50% of the Bezeq Group's assets (consolidated) such that communications will cease being the Group's main activity, in the event of a change of control following which the current controlling shareholders in Bezeq will cease being controlling shareholders (other than transfer of control to a transferee that received approval to control Bezeq in accordance with the provisions of the Communications Law or change in control under other circumstances that were established), in the event that a going concern qualification is recorded in Bezeq's financial statements for two consecutive quarters, in the event of a material deterioration in Bezeq's business compared with the situation at the time of the issue, and there is real concern that Bezeq will not be able to repay the debentures on time (as set out in section 35I(1)(a)(1) in the Securities Law), all under the terms set out in the deed of trust of the debentures.

As at December 31, 2016 and the approval date of the financial statements, Bezeq was in compliance with all the terms and covenants of its loans and debentures, there were no grounds to call for immediate repayment.

Reportable credit

Below is information about the Bezeq Group’s reportable credit, in accordance with Legal Bulletin No. 104-15: A reportable credit event, issued by the Israel Securities Authority on December 30, 2011 and amended on March 19, 2017 (according to Bezeq’s information, debentures and loans amount to more than NIS 1 billion). The debentures were issued by Bezeq without a specific purpose. The debenture principal is repayable in equal payments with the interest payable on the outstanding loan principal, as set out in the table below.

Lender	Date of loan	Date of final repayment	Type of loan	Amount of the original loan or par value (NIS million)	Estimated reserve (plus interest payable) December 31, 2016 (NIS million)	Number of principal payments in the year	Principal payments as from	Number of interest payments in the year	Interest rate December 31, 2016	Fair value of the liability December 31, 2016 (NIS million)	Imputed effective interest at fair value as at December 31, 2016	Imputed effective interest at fair value as at December 31, 2015	Right to early repayment
Debentures (Series 6)	July 3, 2011	Dec 1, 2022	CPI-linked fixed interest	2,874	2,953	1	2018	2	3.70%	3,247	1.08%	1.43%	No
Debentures (Series 9)	Oct 15, 2015	Dec 1, 2025	Unlinked fixed interest NIS	1,103	1,106	1	2022	2	3.65%	1,146	3.13%	3.08%	No

Undertakings to provide credit for 2017

Bezeq entered into agreements with banks and financial institutions, whereby Bezeq received an undertaking from these institutions to provide credit to Bezeq to refinance its future debt in 2017 amounting to NIS 900 million (with an average duration of 4.5 years and an average fixed NIS interest rate of 4.3%).

The terms of all the undertakings and the loans to be provided thereunder include terms that are similar to the terms provided for other loans taken by Bezeq, as described in section 12.3 above, including the following: an undertaking to refrain from creating additional liens on Bezeq's assets (with certain restrictions); an undertaking that if Bezeq assumes an undertaking towards a party in respect of compliance with financial covenants, Bezeq will also assume the same undertaking for this credit (subject to certain exceptions); and standard terms for immediate repayment (such as default events, insolvency, liquidation or receivership), and cross default (with certain restrictions), which will also apply, with the required changes, to the periods of the undertaking to provide credit. In addition, some of the undertakings to provide credit in 2017 also include terms that are similar to the terms that were established for Debentures (Series 9 and 10) as set out in Note 12.3.5 above.

Subsequent to the date of the financial statements, Bezeq signed another agreement to provide a loan of NIS 500 million in 2017, in similar terms to the above.

Credit received during the reporting period/commitments to extend credit

In 2015-2017, Bezeq signed agreements with banks and institutional entities under which it received a commitment to extend credit for future financing of Bezeq in 2017 as follows:

Credit extension date	Credit in NIS millions	Average life (years) and repayment dates	Total average interest rate (fixed, NIS and unlinked)
June 2017 and September 2017	1,400	5 (Repayment as from June 2020 until December 2024)	4.2%

The terms of all these commitments and the loans granted thereunder include similar terms to those provided with respect to other loans taken by Bezeq defined in Note 12.6 of the 2016 Financial Statements, including: an undertaking not to create any other charges on Bezeq's assets (with certain restrictions), an undertaking that should it make a commitment to any entity in connection with financial covenants, Bezeq will undertake the same commitment also in connection with this credit (subject to certain exceptions), and standard terms for immediate repayment (such as a violations, insolvency, liquidation or receivership, etc., and cross default, with certain restrictions), which will apply, with the necessary changes, also with respect to the credit extension undertaking periods. Some of the commitments to extend credit in 2017 also include the same terms as those given in the public debt raising of October 2015, as set out in Note 12 of the 2016 Financial Statements.

In 2016, credit of NIS 1,400 million was provided to Bezeq, based on undertakings to provide credit given to Bezeq.

Bezeq debentures

On April 21, 2016, Bezeq completed an issuance by way of an expansion of an existing series of marketable debentures (Series 9) according to a shelf prospectus. Within the context of this issuance, a total of NIS 714,050,000 par value was issued in consideration of NIS 769 million. The conditions of the issued debentures are the same as those of the outstanding Series 9 debentures.

Credit rating

Bezeq’s debentures are rated il/AA/Stable by S&P Maalot Ltd. and Aa2 with a stable outlook.by Midroog Ltd. For information regarding Bezeq's rating history in the last two years, see its immediate reports of April 21, 2015, September 7, 2015, April 17, 2016, April 25, 2016 and April 24, 2017 (S&P Maalot Ltd.) and August 13, 2014, December 28, 2014, March 5, 2015, September 10, 2015, April 18, 2016, June 2, 2016 and July 12, 2016 (Midroog Ltd.).

Bezeq’s assessment for raising financing and possible sources in 2017

In 2017, Bezeq expects to repay NIS 1.71 billion on account of loan principal and interest (including debentures). Bezeq expect to exercise undertakings to provide credit of NIS 1.4 billion received from various banks and institutional entities.

Bezeq raises capital from time to time to finance its cash flow. The financing options at Bezeq's disposal are to raise debt by means of new bank loans and/or by raising private or negotiable debt and to exercise undertakings for credit extension for 2017.

Charges and guarantees

For information about charges and guarantees of Bezeq, see Note 18 to Bezeq’s 2016 Financial Statements (which are not incorporated by reference in this annual report.

Guarantee of DBS bonds

In September 2015, Bezeq signed guarantee letters for compliance with DBS' undertakings to pay its full outstanding debt to the holders of debentures (Series B) of DBS totaling NIS 1.05 billion (the outstanding debt as at December 31, 2016 is NIS 636 million) in consideration of a decrease in the annual interest rate of the debentures (by 0.5%), and cancellation of collateral and certain provisions of the Deeds of Trust and debentures (including the undertakings for DBS to comply with financial covenants and restriction on distribution of a dividend by DBS). According to the terms of the debentures, decreasing the interest and canceling collateral and certain other provisions of the debentures are subject to Bezeq's Maalot rating not falling below (-AA) or a corresponding rating, terms that were complied with as at the date of providing the collateral. If in future Bezeq's rating falls below the Maalot rating of –AA, the interest reduction will be canceled, the canceled collateral will be provided again, the canceled provisions will reapply and the guarantee will expire.

Pelephone

Pelephone's operations are financed out of cash flow from operating activities. In 2015 Pelephone repaid the balance of its liabilities of NIS 93 million. As at December 31, 2015, Pelephone has no approved bank credit facilities. Although Pelephone intends to make further investments in property, plant and equipment (mainly in the LTE network), it estimates that it will not need to obtain any financing in 2016 for its ongoing operations

Bezeq International

Bezeq International has no outstanding debt other than to Bezeq.

DBS

Source of financing		Amount at December 31, 2015 (NIS millions)	Currency or linkage	Average interest rate	Effective interest
Long-term	Banking sources	49	NIS	3.43%	3.46%
loans	Non-bank (1)	818	CPI-linked NIS	6.03%	6.12%

(1)	The non-banking credit, which is valid until December 31, 2015, is made up of debentures.

(2)	In September 2016, the boards of directors of Bezeq and of DBS approved converting the shareholders' loans recorded in Bezeq’s name in DBS's books (including loans acquired from Eurocom), that were granted until June 23, 2015, the total balance of which, principle and cumulative interest as of September 7, 2016 amounted to NIS 5,319,400 thousand, into capital that will be recorded in DBS's books as premium on shares. Until they are converted, these loans will be linked to the consumer price index and are classified into three categories: a. interest-free loans; B. loans bearing annual interest of 5.5%; C. loans bearing annual interest of 11%; In this regard, see also Note 6 to the 2016 Financial Statements. In addition, in December 2016, additional loans provided by Bezeq to DBS, in the amount of NIS 389 million, principal and cumulated interest, were also converted.

Institutional financings

As of December 31, 2016, DBS has outstanding Debentures (Series A) with a balance of NIS 190 million and Debentures (Series B) with a balance of NIS 678 million, issued to institutional investors and listed on the TACT-Institutional system of the TASE.

In accordance with Deed of Trust A, DBS created an unlimited floating first lien in favor of the trustee on all of its assets (other than exemptions arising from the provisions of the Communications Law), including a stipulation that limits additional liens (subject to the exceptions), and an unlimited fixed first lien on the rights and assets of DBS (subject to exceptions under the Communications Law), including its rights under material agreements to which it is a party, its unissued registered capital, goodwill, certain intellectual property rights and insurance rights under its insurance policies.

Deed of Trust A and Deed of Trust B stipulate standard events (such as insolvency, default and exercise of liens on most of the assets of DBS and more), which, should they occur, after the warning period and terms set out in each deed of trust, will allow immediate call for repayment of the debentures under the provisions in the deed of trust, and establish the right to call for immediate payment if another debenture series of DBS is called for immediate repayment, if the balance for settlement exceeds the amount set out in the relevant deed of trust.

In September 2015, Bezeq signed a letter of guarantee for the undertakings of DBS in favor of the holders of Debentures (Series B), against a reduction of the interest rate for Debentures (Series B) and cancellation of collateral (similar to those registered in favor of the trustee for Trust A) and certain provisions in Deed of Trust B, all in accordance with the terms set out in Deed of Trust B.

A reduction in the interest rate and cancellation of the collateral and certain provisions in Deed of Trust B are contingent on the rating of Bezeq not falling below a rating of AA- by S&P Maalot or a corresponding rating ("the Minimum Rating"), a condition that was fulfilled as at the date of the guarantee, and as at the date of the financial statements, and if, in the future, the rating of Bezeq falls below the Minimum Rating, then the reduction in the interest rate will be cancelled, the collateral that was cancelled will be provided again, the provisions that were cancelled will be applicable again, and the guarantee will expire.

As of October 2015, DBS was rated ilAA (stable) by S&P Maalot, following the acquisition of DBS by Bezeq. The debentures issued by DBS are rated by S&P Maalot as ilAA. In July 2016, S&P ratified DBS's ilAA rating with stable outlook, while in its announcement it stated that a change in Bezeq’s rating will affect DBS's rating.

Cash Flows

Cash Flows of Our Company

The following table summarizes our consolidated cash flows on a consolidated basis for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(NIS in millions)
Net cash provided by operating activities	3,782	3,644	3,457
Net cash (used in) provided by investing activities	(1,989)	381	(1,036)
Net cash used in financing activities	(1,928)	(4,138)	(2,230)
Net increase (decrease) in cash and cash equivalents	(135)	(113)	191
Cash and cash equivalents at beginning of year	867	732	619
Cash and cash equivalents at end of year	732	619	810

Operating Activities

Consolidated cash provided by operating activities in 2016 amounted to NIS 3.5 billion (approximately $0.90 billion) compared to NIS 3.6 billion in 2015. The decrease in net cash provided from operating activities was primarily attributable to the Domestic Fixed-Line Communications segment following changes in working capital (mainly employee retirement payments), and the Cellular Communications segment due to lower profits and a more moderate decrease in trade receivables balances as compared to the 2015. The decrease was partially offset by the consolidation of DBS for a full year.

Investing Activities

Consolidated cash used in investing activities in the year ended December 31, 2016, was NIS 1.04 billion (approximately $269 million) compared with NIS 381 million provided by investing activities in the year ended December 31, 2015. The increase in net cash used in investing activities was due to lower net proceeds from the sale of held-for-trading financial assets in the Domestic Fixed-Line Communications segment of NIS 1.4 billion (approximately $364 million). The increase was also due to tax payments on finance income from shareholder loans in the amount of NIS 461 million (approximately $120 million) and from cash of NIS 299 million (approximately $78 million) added in the first quarter of 2015 after assuming control of DBS.

Financing Activities

Consolidated cash used in financing activities in the year ended December 31, 2015 was NIS 2.2 billion (approximately $580 million) compared to NIS 4.1 billion in the year ended December 31, 2015. The increase was primarily attributable to cash inflows from receipt of loans and a debenture issuance in the Domestic Fixed-Line Communications segment of NIS 2.16 billion (approximately $562 million) as compared to a debenture issuance of NIS 1.01 billion (approximately $263 million) in the Domestic Fixed-Line Communications and Multi-Channel Television segments in 2015. The additional payment on the purchase of DBS's shares and loans was lower in the in the year ended December 31, 2016 compared to 2015. DBS debenture repayments were also lower in the year ended December 31, 2016 as compared to 2015.

The Bezeq Group’s Cash Flows

The following table summarizes the Bezeq Group’s consolidated cash flows for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(NIS in millions)
Net cash provided by operating activities	3,796	3,740	3,526
Net cash (used in) provided by investing activities	(1,546)	283	(1,567)
Net cash provided by (used in) financing activities	(2,200)	(4,128)	(1,866)
Net increase (decrease) in cash and equivalents	50	(105)	93
Cash and cash equivalents as at the beginning of the period	610	660	555
Cash and cash equivalents as at the end of the period	660	555	648

Operating Activities

Consolidated cash flows provided by operating activities of the Bezeq Group in the year ended December 31, 2016 amounted to NIS 3.5 billion (approximately $917 million) compared to NIS 3.7 billion in the year ended December 31, 2015, a decrease of NIS 214 million ($56 million). The decrease in net cash provided from operating activities was primarily attributable to the Domestic Fixed-Line Communications segment following changes in working capital (mainly employee retirement payments) and the Cellular Communications segment due to lower profits and a more moderate decrease in trade receivables balances as compared to the decrease in 2015. The decrease was partially offset by the consolidation of DBS for a full year in the in the year ended December 31, 2016.

Investing Activities

Net cash used in investing activities in the year ended December 31 2016 was NIS 1.6 billion (approximately $408 million) compared to NIS 283 million provided by investing activities in the year ended December 31, 2015. The increase of NIS 1.9 billion (approximately $481 million) in net cash used in investing activities was due to lower net proceeds from the sale of held-for-trading financial assets in the Domestic Fixed-Line Communications segment of NIS 1.4 billion (approximately $364 million). The increase was further due to tax payments on finance income from shareholder loans to the amount of NIS 461 million (approximately $120 million), and from cash of NIS 299 million, added in the first quarter of 2015 after Bezeq assumed control of DBS.

Financing Activities

Net cash used in financing activities by the Bezeq Group in the year ended December 31, 2016 was NIS 1.9 billion (approximately $485 million) compared to NIS 4.1 billion in the year ended December 31, 2015. The decrease in cash used in financing activities was primarily attributable to cash inflows from receipt of loans and a debenture issuance in the Domestic Fixed-Line Communications segment to the amount of NIS 2.16 billion (approximately $562 million) in the year ended December 31, 2016 as compared to a debenture issuance of NIS 1.01 billion (approximately $263 million) in the Domestic Fixed-Line Communications and Multi-Channel Television segments in 2015. The additional payment on the purchase of DBS's shares and loans was lower in the year ended December 31, 2016 than in the 2015. Debenture repayments in the Multi-Channel Television segment and dividend payments were also lower in the year ended December 31, 2016 compared to 2015.

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

Non-controlling interests. Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is included in the owners’ share in equity of our company directly in retained earnings.

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

The Bezeq Group’s revenues increased to NIS 10.1 billion for the year ended December 31, 2016 due to the first time consolidation of DBS for a full year. Revenues were down across the Bezeq Group's main segments, mainly in the Cellular Communications segment. The continued decline in overall revenues reflects the continuing competition in the communications industry in Israel.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our (including B Communications’ and Bezeq’s) minimum contractual obligations and commercial commitments as of December 31, 2016 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (NIS in millions)
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt obligations (including interest)	16,149	2,388	4,788	3,966	5,008
Operating lease obligations	1,279	370	567	238	104
Purchase obligations	149	149	-	-	-
Other long term obligations	2	2	-	-	-
Total	17,579	2,909	5,355	4,204	5,112

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Our Directors and Senior Management
Shaul Elovitch(1)	69	Chairman of the Board of Directors
Felix Cohen	63	Director
Yossef Elovitch	66	Director
Dudi Ezra (2) (3)	48	External Director
Shoshana Shidlo (2) (3)	52	External Director
Anat Winner(2) (3)	57	Director
Doron Turgeman	49	Chief Executive Officer
Itzik Tadmor	36	Principal Financial Officer

Bezeq Group’s Executive Management
Stella Handler	56	Chief Executive Officer of Bezeq
Allon Raveh	46	Chief Financial Officer of Bezeq
Ran Guron	48	Chief Executive Officer of Pelephone
Moti Elmaliach	58	Chief Executive Officer of Bezeq International
Ron Eilon	52	Chief Executive Officer of DBS

(1)	Director of B Communications.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation Committee.

Mr. Shaul Elovitch, Mr. Felix Cohen, Ms. Anat Winner and Mr. Yossef Elovitch will serve as directors until our 2017 annual general meeting of shareholders. Mr. Dudi Ezra and Ms. Shoshana Shidlo  each serve as an external director pursuant to the provisions of the Israeli Companies Law for a first three year term until August 2017 (see Item 6C. “Directors, Senior Management and Employees - Board Practices - External and Independent Directors - External Directors”). Mr. Shaul Elovitch and Mr. Yossef Elovitch are brothers. There are no other family relationships among our directors or executive officers. David Mizrahi, the former CFO of Bezeq, notified Bezeq on April 4, 2016 that he would be resigning to pursue other opportunities. but he would stay until a replacement was found. Mr. Allon Raveh assumed the position of CFO of Bezeq in October 2016.

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

Our Senior Management

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

Itzik Tadmor has served as our company’s Principal Financial Officer since May 2015 and was our company's controller from September 2011 until May 2015. Prior to joining our company, he worked at PriceWaterhouseCoopers (PwC) for five years. Mr. Tadmor received a Bachelor's Degree in Accounting and Economics and an M.B.A. degree from Tel-Aviv University. Mr. Tadmor is also a Certified Public Accountant in Israel.

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

Allon Raveh was appointed as the chief financial officer of Bezeq in October 2016. Mr. Raveh has held senior positions in the Ofer Group, first as VP Business Development of Israel Corporation, then as CFO of ZIM Shipping Services, and most recently as CFO of XT Holdings and Shipping (formerly “Ofer Shipping” and “Ofer Group Holdings”). Prior to these posts, Raveh spent six years with Paz Oil and the Bino Group, where he held such positions as CFO and VP Business Development. Raveh is a certified public accountant as well as a certified attorney, and started out with Prof. Itzhak Swary & Co. He holds a Master’s degree in Finance, cum laude, from the London Business School, and a Bachelor’s degree in Accounting and Law, cum laude, from Tel Aviv University.

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

Moti Elmaliach has served as the chief executive officer of Bezeq International since May 2014. He served as the CEO of Eurocom Digital Communications, which markets the Panasonic brands and products in Israel, from 2006 to 2014. Prior to that, he was the chief executive officer of the communications companies Telit Ltd. and Elgadphone Ltd. Mr. Elmaliach also serves on the board of directors of Satcom Systems Ltd., and is the Chairman of DM (3000) Engineering Ltd., a Eurocom Group communications company, and Tafnit Discount Ltd., an investment company. Mr. Elmaliach holds a B.Sc. degree in Industrial Engineering and an M.B.A. degree from Tel Aviv University

Ron Eilon has served as the chief executive officer of DBS since August 2006. Mr. Eilon served as chief financial officer of Bezeq from 2003 to 2005, and as deputy chief executive officer of Bezeq from 2005 to 2006. From 1999 until 2002, he was the chief financial officer of Mirs. Mr. Eilon holds a B.A. in Economics and an M.B.A. degree from the Hebrew University of Jerusalem.

B.	Compensation

We have two executive officers, Doron Turgeman, our chief executive officer and Itzik Tadmor, our principal financial officer, and seven directors. Other than such officers, we have three additional employees who are engaged in management, financial and administrative activities. The aggregate direct compensation we paid to our directors and executive officers as a group (9 persons) for the year ended December 31, 2016 was NIS 2 million (approximately $520,000). This amount includes directors compensation and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. We have entered into an arrangement with B Communications according to which our employees, including the chief executive officer and the principal financial officer will provide services to both companies and we pay one-third of their compensation and B Communications will pay two-third of their compensation.

As of December 31, 2016, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.

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

The following table includes information for the year ended December 31, 2016 concerning compensation for our Named Executive Officers. All amounts are in US dollars.

	Doron Turgeman (Chief Executive Officer)	Itzik Tadmor (Principal Financial Officer)
Annual fixed salary	137,300	37,060
Retention Bonus (treated as salary costs in the company’s financial statements).	52,000	2,150

Annual and special Bonus (treated as salary costs in the company’s financial statements).	22,000	3,900
Car Expenses, including lease costs, gas and maintenance, provided to the officers (treated as management and general costs in our company’s financial statements).	8,000	4,700

1)	The variable portion of Mr. Turgeman’s compensation is an annual bonus of up to two months’ salary, according to a bonus plan with milestones which will be effective for three years ending December 31, 2018:

(a)	35% of the bonus will be paid if our company’s securities are traded higher than the benchmarks for the respective year, but only an increase of at least 5% higher than the benchmark will entitle Mr. Turgeman to the bonus;
(b)	35% of the bonus will be paid if our company or one of our publicly traded debentures receives a higher rating from a recognized credit rating agency, compared to the rating given in the previous year by the rating agency. A positive change in the rating outlook will entitle Mr. Turgeman to half of this bonus component;
(c)	15% of the bonus will be paid if the company’s securities’ trading volume increases at least 20% higher than the previous year, on average; and
(d)	15% of the bonus will be paid if the company duly files its financial reports and its annual reports with the SEC within the time schedule set by the Board of Directors and in an appropriate manner.

In June 2015, our shareholders approved a special one-time cash bonus of NIS 500,000 for Mr. Doron Turgeman, our Chief Executive Officer, in recognition of his significant role and contribution to the successful consummation of our $800 million offering of 7⅜% Senior Secured Notes, which was completed in February 2014.

We currently pay to each of our external directors, as well as to our independent director, annual fees of annual fees of NIS 69,000 (currently equivalent to approximately $18,000) and a per meeting attendance fee of NIS 2,500 (currently equivalent to approximately $670).Such fees are paid based on the “Fixed” fees set forth in regulations promulgated under the Israeli Companies Law. According to the regulations, an external director (and our independent director) is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors. All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors.

In addition, our internal auditor, who is also deemed to be an "officer" in accordance with the Israeli Companies Law, received approximately NIS 28,800 for his services in 2016. Such costs are treated as management and general costs in our financial statements.

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

Election of Directors

Our articles of association provide for a board of directors consisting of no less than two and no more than ten directors or such other number as may be determined from time to time at a general meeting of shareholders. Our current board of directors consists of six directors.

In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our external directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our external directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. The general meeting of shareholders may remove any director from office, other than an external director, by an ordinary resolution, subject to applicable law. Our board of directors may temporarily fill vacancies in the board of directors until the next general meeting at which directors are appointed, provided that the total number of directors does not exceed the maximum number permitted under our articles of association. The board of directors is entitled to remove from office any director appointed by it.

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

Pursuant to the Compensation Amendment, our Compensation Committee adopted a compensation policy and will be required to approve our compensation policies at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our Compensation Committee, and by our shareholders by a special majority in accordance with the Compensation Amendment. On June 16, 2016, an amended compensation policy was approved by our shareholders.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Indemnification of Office Holders

Under the Israeli Companies Law and the Israeli Securities Law, 5738-1968, or the Israeli Securities Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company’s office holder, either pursuant to an undertaking given by the company in advance of the act or following the act:

●	monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court. However, if a company undertakes to indemnify an office holder in advance of such a liability, the undertaking must be limited to foreseeable events based on the company’s activities when the company undertook such indemnification, and to amounts or standards that the board of directors has determined are reasonable under the circumstances;

●	reasonable litigation expenses, including attorneys’ fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either: no financial liability was imposed on the office holder in lieu of criminal proceedings, or a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to an alleged criminal offense that does not require proof of criminal intent;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

○	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

○	in a criminal action from which the office holder is acquitted, or

○	in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

●	a payment that the office holder is obligated to make to an injured party pursuant to Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with an administrative proceeding under the Israeli Securities Law, including reasonable litigation expenses and attorney fees.

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

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law and Israeli Securities Law. We maintain a directors’ and officers’ liability insurance policy with liability coverage of up to $10 million per claim and in the aggregate. We have undertaken to indemnify all of our directors and officers to the extent permitted by law, in an aggregate amount for all directors and officers not to exceed $10,000,000.

D.	Employees

On December 31, 2016, we had five employees who also provided services to B Communications. Our direct employees are all located in Israel and are not represented by any labor union. Since our inception, we have not experienced any labor-related work stoppages and believe that our relations with our employees are good.

As of December 31, 2016, the Bezeq Group employed 11,901 persons, of whom 5,649 persons were employed by Bezeq, 2,594 persons were employed by Pelephone, 1,905 persons were employed by Bezeq International and 1,753 persons were employed by DBS.

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

As of April 26, 2017, none of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors. Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 11,740,701 of our ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, holds 10,615,701 of our ordinary shares directly. Eurocom Communications is 99.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 0.67% by Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to our ordinary shares held of record by Eurocom Communications. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. 1,125,000 of our ordinary shares are held directly by a joint account of Messrs. Shaul and Yossef Elovitch.

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

The following table sets forth certain information as of April 26, 2017, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Messrs. Shaul and Yossef Elovitch, through Eurocom Communications (3)	11,740,701	61.14%
Yelin Lepidot (4)	1,511,131	7.87%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 19,203,186 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of April 26, 2017.

(3)	Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 11,740,701 of our ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, holds 10,615,701 of our ordinary shares directly. Eurocom Communications is 99.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 0.67% by Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to our ordinary shares held of record by Eurocom Communications. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. 1,125,000 of our ordinary shares are held directly by a joint account of Messrs. Shaul and Yossef Elovitch.

(4)	Based on a Schedule 13G/A filed by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. on February 8, 2017. Their address is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Significant Changes in the Ownership of Major Shareholders

In 2014, Eurocom Communications sold 1,645,000 of our ordinary shares in private transactions, and it also sold 925,000 of our ordinary shares to a joint account of Messrs. Shaul and Yossef Elovitch. Eurocom reported sales of our ordinary shares in its Schedules 13D/A filed on December 4, 2015, January 15, January 22, and June 3, 2016. According to the reports, in 2015, Eurocom sold 573,310 of our ordinary shares and in 2016, Eurocom sold 1,205,914 of our ordinary shares in private transactions in Israel.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 25, 2017, there were 24 holders of record of our ordinary shares, of which 20 record holders holding approximately 57% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 34.8% of our outstanding ordinary shares as of such date). According to the information available to us, we believe that we have approximately 968 beneficial holders in the United States.

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

Certain Related Party Transactions

We and B Communications lease our principal offices from Eurocom Communications for an annual rent of NIS 59,000 (approximately $15,000) for each company. In addition, Eurocom Real Estate Ltd. provides us and B Communications with parking spaces for NIS 8,000 (approximately $2,000) a year for each company. Eurocom Digital provides us and B Communications with additional services, such as computing services for an annual fee of NIS 12,000 (approximately $3,000) for each company. All of these expenses are divided one-third to us and two-thirds to Internet Gold.

Eurocom Communications Ltd. provides us and B Communications with legal services in an annual sum of NIS 96,000 for each company.

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

Pursuant to the registration rights agreement, on December 9, 2015 we filed a registration statement on Form F-3 including a prospectus relating to the resale, from time to time, by Eurocom Communications, as the selling securityholder, of up to 2,880,000 of our ordinary shares. The registration statement became effective on December 14, 2015.

On January 30, 2017, we filed on behalf of Messrs. Shaul and Yossef Elovitch a registration statement on Form F-3 and a prospectus relating to the resale, from time to time, by Messrs. Shaul and Yossef Elovitch, as the selling securityholders, of up to 925,000 of our ordinary shares. The registration statement became effective on January 30, 2017.

Execution Services Agreement with Eurocom Capital Finance Ltd.

In November 2007, we entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, our controlling shareholder and the chairman of our Board of Directors, under which Eurocom Capital provides us with various financial services. Under the agreement, Eurocom Capital handles the execution of investments in our capital, pursuant to direct instructions from our chief executive officer. In consideration for these services, we agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. Eurocom Capital has agreed to act to preserve our financial resources according to a policy that will be set by our management and approved by the board of directors. We paid Eurocom Capital NIS 615,000, NIS 433,000 and NIS 338,000 (approximately $88,000) for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Employee compensation costs

We have entered into an arrangement with B Communications according to which our employees, including the chief executive officer and the principal financial officer provide services to both companies and we pay one-third of their compensation and B Communications pays two-thirds of their compensation.

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

Bezeq Group Transactions Deemed to be Significant

Item	Approval date of the general meeting (after approval of the Bezeq Group’s audit committee and Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction
(1)	May 8, 2013	Approval of Bezeq's vote at the general meeting of DBS in favor of DBS's agreement with Space Communications Ltd. ("Space Communications") for leasing space segments, in which the original agreement will be amended and extended. The agreement is valid until the end of 2028.

		This agreement was valid in the reporting year and up to December 31, 2016. On February 12, 2017 and February 14, 2017, Bezeq’s audit committee and board of directors, respectively, approved an amendment/addendum to this agreement, which will be presented to the general meeting for approval on April 3, 2017.	A total amount of up to USD 227 million for the entire agreement period (up to December 31, 2018) net including discounts for satellite segments leased in the existing agreement)
(2)	June 13, 2013	The amendment to Bezeq's three-year agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consultation services valid until May 31, 2016, unless one of the parties announces its intention to terminate the agreement with three months' notice. This agreement was valid in the reporting year and up to May 31, 2016.	NIS 5.5 million per year
(3)	November 6, 2013

	Approved by Bezeq's Board of Directors in accordance with the Companies Regulations (Relief in Transactions with Interested Parties), 2000 ("the Relief Regulations for Transactions with Interested Parties")	Amendment and extension of the agreement between DBS and Eurocom Digital Communications Ltd. ("Eurocom") and Advanced Digital Broadcast SA ("ADB") for the purchase of YesMaxTotal3 converters, for a period up to December 31, 2016.	The total cost will be USD 10 million per year

Item	Approval date of the general meeting (after approval of the Bezeq Group’s audit committee and Board of Directors), unless otherwise stated.	Nature of the transaction	Amount of the transaction
(4)	March 23, 2015	Approval of Bezeq's acquisition agreement with Eurocom DBS Ltd. ("Eurocom DBS") whereby Bezeq will acquire the entire holdings of Eurocom DBS in DBS shares DBS and all the shareholder loans provided by Eurocom DBS to DBS (including acceptance of the terms established by the Antitrust Commissioner's in his approval of the merger on March 26, 2014, both by Bezeq and by DBS, and announcement of the exercise of Bezeq's option for the allotment of 6,221 DBS shares, at no cost, representing 8.6% of the share capital of DBS).	The total cost is comprised of:

A. Total cash of NIS 680 million

B. Total cash of up to NIS 200 million (subject to certain conditions)

C. Total cash of up to NIS 170 million (subject to certain conditions)
(5)	October 19, 2015	Approval of Bezeq's vote at the general meeting of shareholders of DBS in favor of DBS's agreement with Eurocom and ADB for the order of yesMaxTotal3 converters, under the existing agreement, until December 31, 2017	Total cost of USD 14 million
(6)	December 18, 2015	Amendment to the framework agreement between Pelephone and Eurocom Cellular Communications Ltd., so that it will be extended to other products and brands, including related services for all products and its extension until December 31, 2018 (or three years after the acquisition date of any additional products or brands, whichever is earlier).	Annual scope of up to NIS 50 million (for all the products)
(7)	June 30, 2016	Extension of the amended agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consultation services for Bezeq. The agreement is for three years, valid until May 31, 2019, unless one of the parties submits three-months' notice of termination of the agreement. This agreement between the parties is in continuation of the agreement approved on June 13, 2013, described in Item (2) above.	NIS 6.4 million per year

A transaction with a controlling shareholder that is not an irregular transaction was valid in the reporting period:

Date of approval of Bezeq's Board of Directors after receiving the approval of the audit committee	Nature of the transaction	Amount of the transaction
November 27, 2014	Bezeq's agreement to bring forward payments with Eurocom, according to which DBS may advance, at the supplier's request, payments that are due, or will be due, to Eurocom for orders of converters.	Up to a total cost of USD 6 million
November 3, 2016	Bezeq's agreement with Eurocom for the additional acquisition of up to 90,000 VTECH N VDSL routers, valid until June 30, 2017.	Approval for acquisition of up to USD 11.3 million (not including VAT)

In 2016, there were no acquisitions under this framework, however N VDSL routers were acquired in amounts that do not exceed the negligibility level.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

Our company, B Communications and five members of our Board of Directors have been named as respondents in a motion to certify a claim as a derivative claim instituted in the Tel Aviv District Court (Economic Affairs Division) on July 28, 2016. The plaintiff has alleged that NIS 113 million (approximately $29 million) out of the dividends distributed by B Communications in May 2016 was distributed unlawfully as such amount was not included in its profit and loss report, and therefore does not qualify as a "surplus" that may be lawfully distributed as dividends under the Israeli Companies Law. In November 2016, we, B Communications and the respondent directors filed responses to the motion to certify indicating that the distribution complied with the distribution tests of the Companies Law and that the amount distributed as a dividend was derived from actual economic profits and was accordingly appropriate and permissible for distribution. The plaintiff filed an answer in February 2017 and a pretrial hearing was held on March 3, 2017, in which the court granted us permission to file an additional response and a supplementary expert opinion by April 26, 2017 in order to respond to the plaintiff’s arguments and the plaintiff shall be allowed to respond by April 30, 2017.

We and the other parties to the litigation were instructed by the court to consider the possibility of a dialogue between us regarding the issues in dispute and to inform the court about the results of this dialogue and whether the parties want to set a date for an evidentiary hearing or whether they have any additional preliminary motions, by May 9, 2017. In light of the preliminary stage of the proceedings, no prediction of the outcome is not possible.

On December 28, 2016, B Communications received a “best judgment” tax assessment for the years 2011 and 2012 of approximately NIS 50 million (not including interest and linkage differentials). The Israeli Tax Authority is claiming that additional taxes are due with respect to the alleged capital gain generated from the capital reduction of Bezeq during the period from 2011 to 2013. B Communications disagrees with the position of the Tax Authority and believes that it has good arguments to support its position. Accordingly, B Communications filed an appeal and believes that the tax liability arising from this assessment, if any, will not be material.

Bezeq

Bezeq's reporting policy is based on qualitative and quantitative considerations. Bezeq decided that the bar of amount materiality would be events affecting Bezeq's net profit by 5% or more according to its latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 80 million or more (approximately NIS 60 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the above amount bar (and all unless Bezeq believes the claim has other aspects and/or implications beyond its monetary amount). In regards to class actions, it is noted that submission of class actions in Israel does not involve payment of a fee deriving from the amount of the claim. Accordingly, the amount of a claim in claims of this type may be significantly higher than the scope of true exposure for those claims.

Date of Filing	Parties	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
A.	January 2015	Shareholder v. Bezeq and Bezeq Officers	Request to approve a class action	In an action filed in the Tel Aviv District Court (Economic Department) for compensation of shareholders for losses, which according to the claim, were caused by "omissions by Bezeq to report to the Tel Aviv Stock Exchange (TASE) and to conceal material information from the investors", relative to two significant and material issues: "Reduction of interconnection fees" and the "Reform in the wholesale market".

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

			As it emerges from Bezeq's reports to the public (and as indicated in the petition), Bezeq reported on these two matters via immediate reports to the public, as well as via its periodic reports (annual and quarterly reports), which included all the material and relevant information relative to these matters, and all reports were lawful.	Approx. NIS 2 billion (based on the Shortage of Money Method) and, alternatively approx. NIS 1.1 billion (according to the Approx. Shortage of Money Method).
B.	March 2015	Shareholder	Motion for approval of a claim as a derivative claim, including a statement of derivative claim	The claim was filed in the Tel Aviv District Court against Bezeq, Mr. Shaul Elovitch, the controlling shareholder (indirectly) of Bezeq and Chairman of its Board of Directors, and Bezeq directors who voted for Bezeq's transaction under the application, as set out below ("the Respondents").

			According to the allegations in the application, Bezeq decided, through the Respondents, to enter into a transaction to purchase all the holdings and shareholders loans of Eurocom DBS (a company indirectly controlled by Bezeq's controlling shareholder) in DBS in return for NIS 680 million in cash and contingent considerations of a further NIS 370 million.	502

Date of Filing	Parties	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
The plaintiff claims that the consideration which is expected to be paid for the transaction is exorbitant and the decisions of the Respondents to enter into the transaction caused Bezeq great damage after they were in breach of their duty of care and fiduciary duties towards Bezeq and were negligent in their positions. The plaintiff also alleged that Bezeq's controlling shareholder violated his duty of fairness and that Bezeq was in breach of its duty of disclosure and reporting regarding the commitment of the trustee of Eurocom DBS' holdings in DBS to sell the holdings as from the end of March 2015.

In view of the foregoing, the plaintiff requested that the court approve filing of a derivative claim on behalf of Bezeq against the Respondents for the damages allegedly incurred by Bezeq as a result of the Respondents’ decisions with respect to the transaction of NIS 502 million.

			On January 26, 2017, the court approved submission of a revised motion by the plaintiff that includes further claims relating, among other things, to the independence of the parties advising Bezeq, alleged faults in the work of the Audit Committee, Board of Directors and general meeting, and alleged faults stemming from representation of Eurocom by entities serving as directors in Bezeq.
C.	August 2015	Customer v. Bezeq	Action and request to approve it as a class action	In an action filed in in the Tel Aviv District Court it was alleged that Bezeq abused its position as a monopoly to price its services in a manner that limits the ability of its competitors to offer fixed-line telephony services at competitive prices, among other things, by offering its customers fixed-line telephony services at the lowest price charged for Internet infrastructure services only, i.e. for a critical input for the activity of its competitors, which operate using VoB technology. The plaintiff argued that the damage to the public resulting from the above was estimated by reviewing the difference between the fixed-line telephony market price and comparing it with the weighted hypothetical price that would be charged in a market with competition that would lead to a long-term reduction in prices. According to the plaintiff's claims, the members of the represented group are all fixed-line telephony service subscribers, whether provided by Bezeq or its competitors, including through VoB technology, as of January 15, 2011 until the date of filing the application.

			In November 2016, the court approved Bezeq's motion for a stay of proceedings in the case for reasons of pending proceedings at the Antitrust Tribunal, which is deliberating issues of the same nature as those at the center of the approval application.	244

	Date of Filing	Parties	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
D.	November 2015	Customer v. Bezeq	Action and motion for certification as a class action	In an action in the Central District Court it was alleged that Bezeq abused its position as a monopoly by "preventing and blocking competition in general and effective competition in the Israeli communication market", and acted to delay and prevent the wholesale market reform, thereby causing damage to the Israeli public and earning unreasonable profits only as a result of abusing its power as a monopoly. According to the plaintiffs' allegations, the damage caused by Bezeq to the communications market in Israel is expressed by Bezeq's excessive and unreasonable profits, and they wish to claim damages of NIS 800 million, which they allege is based on 10% of Bezeq's surplus operating income stemming from abuse of its monopolistic power. Accordingly, the plaintiffs set the amount of the claim at NIS 556 million, after the amount was reduced in another action (an application for certification of a class action dated August 2015, which is described in Section C above, for NIS 244 million for claimed abuse of monopolistic power and refers to the Antitrust Commissioner's decision).

				Another motion on the same matter that was filed against Bezeq in March 2016 was thrown out in May 2016 due to the similarity to the above motion. Subsequently, and for the court’s approval, the above plaintiff filed a motion for certification of a class action on the same matter.	556
E.	June 2016	Customer v. Bezeq	Action and motion for certification as a class action.	In an action in the Tel Aviv District Court it was alleged that Bezeq was deceptive in offering a campaign to upgrade the Internet surfing speed to certain customers without any additional fee and it subsequently actually charged some of the customers. On March 28, 2017, the plaintiff filed a motion to abandon the proceeding. On April 3, 2017, a ruling was rendered approving the petitioner’s motion to withdraw the class action certification motion and dismissing the petitioner’s personal claim.	112
F.	August 2016	A customer v. Bezeq and an ISP	Action and motion for certification as a class action	In an action in the Tel Aviv District Court it was alleged, among other things. that the defendants acted unlawfully with respect to the transfer of Internet subscribers from one ISP to another in that the subscriber is not disconnected immediately from the abandoned ISP and as a result is charged twice for the same service.	*
G.	September 2016	Cellcom and Partner	Opening order for declarative relief and orders for mandamus against Bezeq	In an action in the Tel Aviv District Court, the plaintiff asked the court to declare, among other things, that: (1) Bezeq is obligated to market those ISPs who are among the Applicants as part of the joint bundles marketed by Bezeq (“Reverse Bundle”) in an equal manner and in accordance with the Ministry’s instructions, and to instruct Bezeq to do so; (2) the obligations imposed on Bezeq with respect to the supply of managed wholesale broadband access include an obligation to install and connect customers of 013 Netvision and 012 Smile to Bezeq’s infrastructure up to the first socket in their home, and to instruct Bezeq to do so; and (3) Bezeq is obligated to allow the Applicants and/or any one of them to use the passive infrastructure that it owns and to instruct Bezeq to do so.	*

	Date of Filing	Parties	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
H.	August 2016 and December 2016	Customer v. Bezeq	Two actions together with motions for their certification as class actions	Motions were filed in the Tel Aviv District Court and the Central District Court claiming that Bezeq charges a monthly payment of NIS 5.93 for "support and/or liability" as part of using its Internet infrastructure, unlawfully and without consent.

Due to the similarity between the motions, the motion pending in the Central District Court was transferred to the Tel Aviv District Court and a motion was filed to strike out one of the actions.

				On March 26, 2017, the Court ruled to strike out the consolidated motion (the motion from December 2016 in the amount of NIS 160 million).	* One action for an unknown amount and the other for 160
I.	February 2017	Customer v. Bezeq	Two motions for certification as class actions	An action was filed in the Central District Court claiming that Bezeq collects payment form some of its customers for an antivirus service, while in practice it does not provide them with such service, and that it starts charging for provision of the service from signing of the agreement with the customers and not from actual provision of the service. Accordingly, the Applicant requests requiring Bezeq to compensate its customers that purchased the service and did not actually receive it for the damages incurred by them, including refunding of amounts collected for the service.

				It is noted that in the same month, another action together with a motion for certification as a class action was filed with the Jerusalem District Court on the same matter.	* There is no accurate estimation, estimated at NIS tens of millions. Amount of the additional action - 11
J.	February 2017	HOT v. the Ministry of Communications and others (including Bezeq)	Petition to the Supreme Court	A demand was made in the Supreme Court for a hearing regarding the wholesale market prices for HOT, inter alia, claiming that the prices which are expected to be fixed are lower than the cost price for HOT.	-
K.	April 2017	Customer v. Bezeq, its subsidiary, Walla! Communications Ltd., Yad2 and an advertising company owned by Walla	A motion for class action certification motion filed with the Tel Aviv District Court	The motion was made in the Tel Aviv District Court regarding Bezeq’s B144 service, which enables businesses to advertise on the internet. Service on Bezeq was not effected with due process. According to the petitioner, the respondent unlawfully charge subscribers for certain services. Bezeq is studying the motion and is unable to evaluate its likelihood of success at the present stage.	The petitioner estimates the class action amount at NIS 1.11 billion (based on an estimate of 300,000 customers and compensation of NIS 3,700 per customer).

*	The amount of the claim is not indicated or the claim is not a financial claim.

Legal proceedings which ended during the reporting period or by the date of publication of this report.

	Date of Filing	Parties	Type of Proceeding	Description	Original Amount of the Claim (NIS in millions)
A.	February 2012	Claim against Bezeq, Pelephone and two other additional cellular companies	Action and request to approve it as a class action	In an action filed in the District Court (Jerusalem) the plaintiffs alleged that the Respondents do not offer the disabled members of the public accessible handsets and services in a fitting manner, and that they are therefore in breach of the law and the regulations. In January 2014, a decision was made with the consent of the parties whereby the claim will be discussed together with another claim on the same matter, which was filed against other communication companies. In April 2016, a compromise settlement in this case was validated as a court ruling thus concluding the proceeding.	361
B.	July 2012 November 2012 (Two claims that were unified)	Two shareholders v. Bezeq officers (including those that are no longer in office)	Derivative claim and request to approve a derivative claim Declarative reliefs	In an action filed in the Tel Aviv District Court (Economic Department) It was claimed that members of Bezeq’s Board of Directors were in breach of their duty of caution and fiduciary obligations towards Bezeq, by approving loans which were not used for Bezeq's benefit and were designated for the distribution of dividends, and were therefore in a conflict of interests. Alternatively, the Plaintiff alleged that the resolutions passed by the Board of Directors with respect to the aforementioned loans created a tax exposure for Bezeq due to the fact that the financing expenses are not recognized for tax purposes. Inter alia, declarative relief was requested for nullification of loans taken by Bezeq from the date of the change of control t, and restitution of dividends by Bezeq's controlling shareholder.

On September 17, 2014, a decision was issued rejecting the two claims, finding that it was not proven that the respondents (officers) made their decisions in breach of their duty, or that they deviated from the confines of their prerogative, or that they damaged Bezeq.

				On December 28, 2016, a Supreme Court ruling was handed down with respect to two appeals of the District Court's rulings. The Supreme Court unanimously dismissed the appeals and accepted Bezeq's arguments and the Applicants were charged expenses. On April 6, 2017, a petition for a further hearing that was filed by one of the appellants.	900, one claim 2,640 (net) in the other

	Date of Filing	Parties	Type of Proceeding	Description	Original Amount of the Claim (NIS in millions)
C.	April 2013	Shareholder v. Bezeq and Bezeq’s Controlling Shareholder, B Communications	Declarative relief claim	In an action filed in the Tel Aviv District Court (Economic Department) the court was asked to declare that the controlling shareholder of Bezeq has a personal interest in the distribution of dividends paid in 2013 with the approval of the general meeting, and to instruct Bezeq to publish information and documents, and to summon economic experts whose opinions were published by Bezeq.	*
June 2013	A shareholder (the same shareholder that filed the claim in April 2013) against Bezeq and the (indirect) controlling shareholder of Bezeq, Eurocom Communications	Declarative relief claim	In an action filed in the Tel Aviv District Court (Economic Department) a request for a declarative ruling was sought to determine whether the general meetings of Bezeq’s shareholders on April 24, 2013 and June 13, 2013 were illegally managed, and that the form of compensation determined and approved in Bezeq’s general meeting dated June 13, 2013 relative to the services of four directors (as part of the management agreement with Eurocom) is illegal.

				The deliberation on both proceedings was postponed until a final decision is made relative to the appeal to reject the request to approve the derivative claims indicated in section B above (in view of the similarity of the claims in the foregoing proceedings). Upon dismissal of the appeals in the same motions, as set out in the B above, both of these actions were dismissed by agreement on January 3, 2017.	*

*	The amount of the claim is not indicated or the claim is not a financial claim.

Pelephone

	Date of Filing	Parties	Type of Action	Details	Amount of claim NIS million
A.	Aug 2010	Customer v. Pelephone	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Central District Court the claimant claims that Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The motion also seeks an order instructing Pelephone to cease charging its customers VAT for such services which they use outside Israel, and an order instructing that the moneys collected to date be refunded. In August 2014 the Court dismissed the application. In October 2014 an appeal of the ruling was filed. The parties are waiting for a judgment to be handed in the appeal.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.
B.	May 2012	Customer v. Pelephone	Financial class action suit	In an action filed in the Tel Aviv District Court the claimant alleges that Pelephone does not inform customers wishing to use its services using a handset that was not purchased from Pelephone, that if the handset does not support the 850 MHz frequency, they will only get partial reception over one frequency rather than two. In March 2014, the court certified the claim as a class action subsequent to Pelephone announcing its agreement (for reasons of efficiency) to conduct the claim as a class action, while retaining its arguments.	Approx. 124

	Date of Filing	Parties	Type of Action	Details	Amount of claim NIS million
C.	December 2012	Customer v. Pelephone	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Jerusalem District Court the claimants allege that Pelephone allowed its subscribers to be unlawful charged by the content service company, E-interactive for mobile content services that were not ordered.	Approx. 107
D.	November 2013	Customer v. Pelephone	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Tel Aviv District Court the claimants allege that Pelephone does not grant the same perks to all of its customers, thereby distinguishing between those customers that they allege Pelephone considers to be highly valuable and others, which they claim is in breach of Pelephone's license and the law. They also request as remedy that Pelephone refrain from granting such perks. A stay six months was ordered in order to enable the Ministry of Communications to formulate its position on the matter.	Approx. 300
E.	July 2014	Customer v. Pelephone and other mobile telephony companies.	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Tel Aviv District Court the claimants allege that Pelephone, together with three other mobile telephony companies, registered subscribers for content services without obtaining their consent and in contravention of the law, and thereby creating a "platform" for iQtech Group to unlawfully charge tens of thousands of people for content services.	Approx. 100 with regard to the mobile telephony companies and 300 against all the defendants.
F.	May 2015	Customer v. Pelephone	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Tel Aviv District Court the claimants allege that Pelephone does not offer "Walla Mobile" tracks to all its existing customers and those who join are subscribers who want to transfer to a different track, and that this in in violation of the provisions of the license that obligates equality, and thereby it misleads its customers. The proceedings in the case were consolidated with another case due to the similarity between the proceedings.	The amount of the claim is not stated, but the application is estimated to be in millions of shekels.
G.	December 2015	Customer v. Pelephone	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Lod District Court the claimant alleged that Pelephone violated the mobility rules. Allegedly, when attempting to move to another operator the applicant found out that she was deliberately blocked by Pelephone from moving. When calling Pelephone to clarify the issue, she found out that the reason for blocking her was an attempt to retain her and prevent her from moving to a competitor. In addition, injunctions are sought to prevent such blocking. On November 6, 2016 the parties filed a motion to dismiss the motion for certification.	The amount of the claim is not stated, but is estimated in the tens of millions of shekels.

	Date of Filing	Parties	Type of Action	Details	Amount of claim NIS million
H.	May 2016	Customer v. Pelephone	A financial claim filed with a motion to certify it as a class action.	The claimant alleged that Pelephone opted subscribers to its Smart Call service without their consent or their knowledge, and this in contravention of the provisions of the Law and of its license and the Smart Call service portfolio.	Approx. 200
I.	June 2016	Customer v. Pelephone	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Jerusalem District Court the claimant alleged that Pelephone overcharges for calls made from overseas to Israel in the overseas Travel track and charges at the higher rate for a direct dialing call instead the rate for a call via the savings service, because of the fact that the calls were dialed using the country code for Israel, as the phone numbers are saved in the claimant's phone.	Approx. 86
J.	October 2016	Customer v. Pelephone, Partner and Cellcom	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Lod District Court the claimant alleged that the defendants do not allow their subscribers to make full use of their overseas package and this through discriminatory terms under which the package can be used for a very short period (between one week to one month only) and that at the end of that period, the unused balance of the package expires and no reimbursement is given.	The amount of the claim is not stated, but is estimated in the tens of millions of shekels.

Legal proceedings which ended during the reporting period or by the date of publication of this report.

	Date of Filing	Parties	Type of Action	Details	Amount of the original claim NIS million
A.	February 2012	Customer v. Pelephone, Bezeq, Cellcom and Partner	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Jerusalem District Court, the claimants alleged the failure to comply with the provisions of the law with respect to people with disabilities when rendering services. In April 2016, the Court approved a settlement arrangement between the parties under which the suit will be dismissed in return for implementation of a series of accessibility adjustments and benefits for people with disabilities. In addition, the group of defendants will credit the claimants in amounts that are not material.	Approx. 361 for all the defendants, without noting an amount for each of the defendants.

	Date of Filing	Parties	Type of Action	Details	Amount of the original claim NIS million
B.	August 2012	Customer v. Pelephone, Partner and Cellcom	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Central District Court the claimants allege that under the repair services provided by the defendants for a fee (payment per repair or a monthly fee for repair service), if a certain part in the handset must be replaced, the defendants do not provide the customer with the spare part, and this in contravention of the law. Furthermore, the defendants reuse the replaced parts when providing repair services for other customers, thus ostensibly enriching themselves twice. The action also requests writs of mandamus and declaratory relief. In May 2016 the court approved the settlement agreement reached between the parties, under which the motion will be dismissed and Pelephone will implement future changes in its conduct when receiving products for repair.	Approx. 120 for each of the defendants, in a total amount of 360.
C.	August 2015	Customer v. Pelephone	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Central District Court the claimants allege that one of the communications companies made improper use of its database in violation of the Privacy Protection Law 1981, when it transferred or sold the customers' particulars to the other respondents, including Pelephone. The claim against Pelephone revolves mainly around the purchase or receipt of this information and its use for marketing purposes, in a way that violates the provisions of the Communications Law regarding the sending of spam. In November\ 2016, the court approved the claimant's withdrawal from the motion to certify a class action and dismissed his personal claim.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.
D.	November 2015	Customer v. Pelephone and two other mobile telephony companies.	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Central District Court the claimants allege that the pre-paid prices of the companies are higher than the post-paid prices, which is due to cartelization of the three companies in this market. In September the court dismissed the claimant's personal claim and the motion to certify it as a class action and ordered him to pay the expenses. In October 2016 an appeal of the ruling was filed. In January 2017, the appeal was dismissed.	Approx. 2,800 with regard to Pelephone (and the total amount against the three companies is in excess of 13,000)

Bezeq International

	Date of Filing	Parties	Type of Action	Details	Amount of claim NIS million
A.	December 2011	Customer v. Bezeq International	Civil class action	In an action filed in the Central District Court the claimants allege that during October 2011, Bezeq International failed to provide its Internet customers with the browsing speed it had undertaken in the contract. The plaintiffs seek the refund of the monthly fees and compensation for mental anguish. On March 13, 2016, the court certified the claim as a class action.	Approx. 120

	Date of Filing	Parties	Type of Action	Details	Amount of claim NIS million
B.	January 2015	Customer v. Bezeq International	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Central District Court the claimants allege that the Moreshet content filtering services that Bezeq International provides for its religious and traditional sector customers, for a fee, do not protect users from offensive content and that their exposure to such content caused them harm. It is further claimed that Bezeq International must compensate the customers who purchased content filtering services and who were not offered the basic filtering service which is provided free of charge.	About 65, with the addition of NIS 1,000 for each of the members of the class (every pupil in the Israeli education system).
C.	November 2015	Customer v. Bezeq International	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Central District Court the claimants allege that Bezeq International charged customers for an overseas dialing plan at "premium prices" that were higher than the agreed price fixed in the communications plan. The plaintiffs contend that Bezeq International exceeded the applicability of the plan, fixed line destinations overseas and defined them as "premium destinations", without basis and by misleading customers.	Not noted.
D.	June 2016	Customer v. Bezeq International	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Jerusalem District Court the claimants allege that Bezeq International misleads its customers by marketing fast Internet packages at 100MB, while the actual speed provided is much lower.	Approx. 187
E.	September 2016	Customer v. Bezeq International	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Central District Court the claimants allege that Bezeq International charges excessive and unreasonable rates in contravention of section 17 of the Communications Law, for outgoing international calls.	Not noted.

Legal proceedings which ended during the reporting period or by the date of publication of this report.

Date	Parties	Type of Action	Details	Amount of claim NIS million
A.	2008	Customer v. Bezeq International and other international operators	Civil class action	Four claims that were filed in the Central District Court were consolidated into one action relating to the use of international phone cards for dialing to destinations in the Philippines, Thailand and Nepal, alleging that the phone cards provide an average of 50% of the time units indicated to the purchasers of the cards. The claimants also allege that Bezeq International deducts call time for time unsuccessfully spent attempting to call someone, does not charge for units of round minutes, provides misleading information about the number of units on the card and formed a cartel with other international telecommunication companies to raise the prices for phone cards. In November 2010, the court recognized the motion to certify a class action on the grounds of deception.

			In September 2016, a judgment was handed approving the settlement arrangement, under which Bezeq International will allow calls in the amount of NIS 5 million to be made free of charge, and will pay the representative plaintiffs compensation and legal fees in an amount of NIS 500,000.	1,159

	Date	Parties	Type of Action	Details	Amount of claim NIS million
B.	February 2012	Customer v. Bezeq International and other international operators	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Tel Aviv District Court the claimants made allegation similar to the action described in section A. above. The foregoing settlement described in section A above also applies to this claim.	2,700

DBS

	Date	Parties	Type of Action	Details	Amount of claim
A.	June 2014	Customer and apartment building representatives vs. DBS	A financial claim filed with a motion (consolidated) to certify it as a class action.	In an action filed in the Tel Aviv District Court the claimants allege that DBS unlawfully charged residents in apartment buildings (subscribers and non-subscribers of DBS) for the electricity consumption for the satellite dishes and/or amplifiers and/or other devices that DBS uses, that are located in these apartment buildings. The applicant has petitioned the court, among other things, to order DBS to refund the amount collected for electricity consumption.

The second lawsuit (that was originally filed with the District Court in Haifa, and was moved for hearing before the Tel Aviv District Court in September 2014) includes a claim that DBS installed equipment in apartment buildings that operate on electricity and according to their claim, DBS connected the outside equipment without approval and consent of the apartment buildings to the communal electricity and also consumed electricity without paying for it.

				In October 2015, the court ruled to consolidate the proceedings in both motions for certification and filing of consolidated statements. In December 2016, the claimants' request for interlocutory remedies against DBS regarding the disconnection of subscribers who refuse to bear the electricity costs and the signing of intermediate representatives on agreements to bear these expenses, was struck.	NIS 80 million is for monetary and non-monetary damages allegedly caused due to the electricity consumption for DBS systems and an injunction ordering DBS to install electricity meters for measuring the electricity consumption of DBS’s systems.
B.	Sept 2014	Customer v. DBS	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Tel Aviv District Court the claimants allege that electronic advertisements sent by DBS to its customers were in contravention of Section 30A of the Communications Law, in breach of DBS’s license and in breach of the agreement between DBS and its customers. The applicants petitioned the court for relief for the inconvenience caused to the customers by DBS, harassment, loss of time, etc. and sought relief in an amount to be determined in the court’s discretion.	NIS 402 million (with additional relief to be determined at the court's discretion).

	Date	Parties	Type of Action	Details	Amount of claim
C.	July 2015	Customer v. DBS	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Central District Court the claimants allege discrimination against DBS customers who are not offered or given the best terms or the lowest price for the services they received from DBS; a claim of discrimination against new DBS customers over existing customers who are eligible for receiving a campaign or benefit for joining DBS; and a claim of discrimination of new members who are acquainted with the company's employees, over other new members. According to the allegations, these actions are contrary to DBS’s obligation under its license and by law to refrain from discriminating with regard to the price for the services it provides. The applicant requests that DBS will compensate members of the group for the monetary difference between the price that each of them actually paid to DBS for the services, and the lowest price they could have paid for those services. In addition, the applicant requests that the court order DBS to offer and provide its services to everyone requesting its services on the same terms and to publish them in its various publications. In September 2015, following the filing of another motion to certify a class action against DBS alleging price discrimination, the court held that the two actions will be defined as related cases and in November 2015 the court ordered the consolidation of the two motions to certify.	The applicant does not specify the amount of the claim, but the extent of the damage is estimated to be tens of millions of shekel.

The amount of the second claim is estimated by the applicants to be NIS 13 million plus monetary damages as will be awarded by the Court,

With the consent of the parties the court decided that, in view of the fact that a stay order was handed in the hearing of parallel cases against different defendants raising similar legal and factual questions by the court hearing them and in view of the fact that there is a pending motion to transfer the hearing on these petitions to the foregoing other court, the proceedings concerning the motions to certify were suspended until a decision is issued.
D.	December 2015	Customer v. DBS	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Central District Court the claimants allege that DBS and HOT operate illegally by providing their customers with premium content services, (as part of the VOD service of DBS), that is provided under transactions for fixed periods and automatically renewable, while charging their customers for the service unilaterally, without the clients' consent and in violation of the law. Thus, allegedly, they charge their customers illegal amounts while enriching themselves unjustly.	The applicants do not explicitly mention the amount of the claim, but believe that the conduct described provides DBS and HOT annual income of tens of millions of shekels.
E.	April 2016	Customer v. DBS	A financial claim with a motion to certify it as a class action.	In an action filed in the Tel Aviv District Court the claimants allege that the condition included in the agreement between DBS and its customers, which allows a subscription to be placed on hold for a limited period thus avoiding the payment of a subscription fee for the period, and provided that the suspension is for a period of at least 30 days is a discriminatory condition and is unreasonable in a standard contract. The claimants also contend that DBS allows customers to have their subscription frozen for shorter periods if they make the request by phone - which the plaintiffs argue misleads consumers, is unfair conduct and is in breach of the provisions of the Contracts Law, the consumer protection laws and Unjust Enrichment Law.	The claimants have asked the court to order the cancellation of the Condition of the agreement and alternatively to determine that DBS’s conduct as described above is misleading and not in good faith. The court was also petitioned to instruct DBS to compensate the subscribers who are members of the group in the total amount of NIS 736 million.

	Date	Parties	Type of Action	Details	Amount of claim
F.	March 2017	Customer v. DBS	A financial claim with a motion to certify it as a class action.	In an action filed in the Central District Court the claimant alleged that DBS was in breach of the agreement with its customers and the conditions of the license issued by the Ministry of Communications when it discontinued broadcasts of the Children’s Channel from January 1, 2017 and instead started to broadcast a channel called Yes KIDZ, which the claimant alleges is not an appropriate substitute. The claimant is seeking a refund from DBS to each member of the class group in the amounts it collected or overcharged (not less than NIS 100 per month) from the date of discontinuation of the channel broadcasts, and that DBS should also compensate all members of the group for the inconvenience caused as a result of discontinuation of the channel broadcasts (a loss which is estimated in the amount of NIS 250 for each group member).	The claimant does not expressly mention the amount sought from DBS, but defines the group as all DBS customers on the date of discontinuation of the channel broadcasts, excluding those customers who have ostensibly already received specific compensation from DBS for discontinuation of the channel broadcasts.

Legal proceedings which ended during the reporting period or by the date of publication of this report.

Date of filing of the action	Parties	Type of Action	Details	Amount of claim
March 2013	Customer v. DBS	A financial claim filed with a motion to certify it as a class action.	In an action filed in the Central District Court the claimants alleged that DBS disconnected customers from channel 5+ and reconnected them only after the customers contacted DBS and requested reconnection but continued collecting fees for the channel from those customers who did not contact them and were, therefore, not reconnected. Pursuant to an amended settlement agreement DBS will grant each of the members of the group benefits of NIS 14 million.	The applicant estimates the damage to himself at NIS 1,065 of which NIS 1,000 is non-monetary damage, but did not include a total amount for the suit.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders and do not currently have a dividend distribution policy in place.

B Communications does not currently have a dividend distribution policy in place either. According to the Israeli Companies Law, a company may distribute dividends out of its profits (as such term is defined in the Israeli Companies Law), provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, at the company’s request, provided that there is no reasonable concern that payment of the dividend will prevent the company from satisfying its current and foreseeable obligations, as they become due. In the event cash dividends are declared, such dividends will be paid in NIS.

B Communications declared its first dividend as a public company on November 7, 2013, a dividend of NIS 3.41 per share and NIS 102 million in the aggregate. The record date for the distribution of the dividend was November 18, 2013 and the payment date was December 3, 2013.

On May 21, 2015, B Communications declared a dividend of NIS 2.24 per share and approximately NIS 67 million in the aggregate. The record date for the distribution of the dividend was June 2, 2015 and the payment date was June 16, 2015.

On August 31, 2015, B Communications declared a dividend of NIS 0.73 per share and approximately NIS 22 million in the aggregate. The record date for the distribution of the dividend was September 16, 2015 and the payment date was September 29, 2015.

On November 19, 2015, B Communications declared a dividend of NIS 1.27 per share and approximately NIS 38 million in the aggregate. The record date for the distribution of the dividend was December 10, 2015 and the payment date was December 23, 2015.

On May 25, 2016, B Communications declared a dividend of NIS 11.88 per share and approximately NIS 355 million in the aggregate. The record date for the distribution of the dividend was June 15, 2016 and the payment date was June 29, 2016.

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2016.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ and the TASE.

	NASDAQ		TASE
	High	Low	High	Low

2012	$11.71	$1.92	NIS 45.07	NIS 7.79
2013	$14.97	$2.65	NIS 53.00	NIS 9.91
2014	$11.24	$6.37	NIS 39.33	NIS 23.20
2015	$12.12	$4.01	NIS 47.22	NIS 15.68
2016	$17.82	$9.50	NIS 65.45	NIS37.67

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low
2015
First Quarter	$6.52	$4.02	NIS26.35	NIS15.68
Second Quarter	$5.43	$4.01	NIS21.68	NIS15.83
Third Quarter	$8.36	$4.61	NIS32.82	NIS17.66
Fourth Quarter	$12.12	$7.97	NIS47.22	NIS31.17

2016
First Quarter	$17.82	$9.50	NIS65.45	NIS37.67
Second Quarter	$15.32	$12.17	NIS57.90	NIS48.43
Third Quarter	$15.00	$12.30	NIS55.48	NIS47.65
Fourth Quarter	$13.55	$10.58	NIS50.36	NIS41.47

2017
First Quarter	$11.44	$10.08	NIS47.10	NIS37.49
Second Quarter (through April 25)	$10.93	$10.01	NIS40.70	NIS37.00

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

November 2016	$12.01	$10.91	NIS46.40	NIS41.47
December 2016	$12.20	$10.58	NIS46.92	NIS42.11
January 2017	$11.44	$10.18	NIS47.10	NIS38.49
February 2017	$11.43	$10.13	NIS42.35	NIS38.28
March 2017	$11.26	$10.08	NIS42.32	NIS37.49
April 2017 (through April 25)	$10.93	$10.01	NIS40.70	NIS37.00

B.	Plan of Distribution

Not applicable.

C.	Markets

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

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This description does not account for the specific circumstances of any particular investor, such as:

●	broker-dealers,

●	financial institutions,

●	certain insurance companies,

●	investors liable for alternative minimum tax,

●	tax-exempt organizations,

●	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

●	persons who hold the ordinary shares through partnerships or other pass-through entities,

●	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

●	investors that actually or constructively own 10% or more of our shares by vote or value, and

●	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation. You are urged to consult your tax advisors regarding the non-U.S. and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Unless otherwise indicated, this discussion assumes that our company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to limitations, including the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares will be a foreign source income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such holder’s position in ordinary shares is hedged. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently at 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below) or in respect of certain risk-reduction transactions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2016. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share (and under proposed Treasury regulations, a right), certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share (or right) would be allocated ratably over the U.S. Holder’s holding period for the ordinary share (or right). The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

Additional Tax on Investment Income

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

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding its reporting obligation.

U.S. Holders that transfer more than $100,000 to us within a twelve-month period, through direct purchase of ordinary shares or otherwise, generally will be required to file IRS Form 926. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor about the obligation to file IRS Form 926.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

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

Effects of Currency Fluctuations

Our unconsolidated net exposure to changes in foreign currency exchange rates (primarily the U.S. dollar) was NIS 118 million (approximately $31 million) at December 31, 2016. Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an increase or decrease in our yearly financial income of NIS 1 million (approximately $260 thousand).

B Communications’ unconsolidated net exposure to changes in foreign currency exchange rates (primarily the U.S. dollar) was NIS 169 million (approximately $44 million) at December 31, 2016. Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an increase or decrease in its yearly financial income of NIS 2 million (approximately $1 million).

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

Bezeq's total net exposure to changes in foreign currency exchange rates was NIS 1.1 billion (approximately $286 million) at December 31, 2016. Each increase or decrease of 1% in the NIS-US$ exchange rate will result in an increase or decrease in Bezeq's yearly financial loss of NIS 7 million ($2 million).

Effects of Changes in Interest Rates and the Israeli Consumer Price Index

Our total net exposure to changes in the Israeli CPI was NIS 714 million (approximately $186 million) at December 31, 2016. The exposure relates to NIS 946 million (approximately $246 million) of our outstanding debentures that are partially hedged by forward contracts on the Israeli CPI in the amount of NIS 190 million (approximately $49 million) and our investment of NIS 42 million (approximately $11 million) of CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial expense of NIS 7 million (approximately $2 million).

B Communications' total net exposure to changes in the Israeli CPI was NIS 4 million (approximately $1 million) at December 31, 2016. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial income of less than NIS one million.

The Bezeq Group’s total exposure to changes in the Israeli CPI was NIS 5.5 billion (approximately $1.4 billion) at December 31, 2016. The exposure primarily consists of Bezeq's debentures which are linked to the CPI. As of December 31, 2016, Bezeq holds forward contracts on the Israeli CPI in the amount of NIS 2 billion (approximately $519 million). Each increase or decrease of 1.5% in the Israeli CPI will result in an increase or decrease in the Bezeq Group's yearly financial expense of NIS 50 million ($13 million).

Cash Investments, Marketable Securities and Interest Rate Risk Management

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. As of December 31, 2016, we had NIS 48 million (approximately $12 million) in cash and cash equivalents and NIS 334 million (approximately $87 million) in marketable securities (not including the amounts of B Communications or Bezeq).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Attestation Report of the Registered Public Accounting Firm

Our independent registered accounting firm, Somekh Chaikin, a member firm of KPMG International, has issued an audit report on the effectiveness of our internal control over financial reporting.  The report is included our audited consolidated financial statements set forth in “Item 18 - Financial Statements.”

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

Year Ended December 31,
Services Rendered	2015		2016
	Unconsolidated	Consolidated	Unconsolidated	Consolidated
Audit fees and audit-related fees (1)(2)	NIS 330,000	NIS 6,662,000	NIS 345,000	NIS 6,555,000
Tax fees and all other fees (3)	NIS 122,000	NIS 1,277,000	NIS 82,000	NIS 1,541,000
Total	NIS 452,000	NIS 7,939,000	NIS 427,000	NIS 8,096,000

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant (1)

1.2	Amended and Restated Articles of Association of the Registrant (2)

2.1	Specimen of Share Certificate (1)

4.1	Officers' Compensation Policy, April 2016 (3)

4.2	Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman (1)

4.3	English Translation of the Terms of the Bezeq – DBS Merger Agreement (4)

4.4	Share Purchase Agreement between the Registrant and Norisha Holdings Limited dated June 27, 2013 (5)

4.5	Amendment No. 1 to the Share Purchase between the Registrant and Norisha Holdings Limited dated May 29, 2014 (6)

4.6	English translation of Deed of Trust dated September 14, 2016 between the Registrant and Reznik, Paz, Nevo Trustees Ltd.

4.7	Form of Indenture entered into on February 23, 2013, between the Registrant and Reznik Paz Nevo Trusts Ltd. (7)

4.8	English translation of Bezeq Control Permit issued by the Prime Minister of Israel and Israeli Minister of Communications to members of the Eurocom Group on April 13, 2010 (8)

4.9	English translation of Deed of Trust dated September 14, 2016 between the Registrant and Reznik, Paz, Nevo Trustees Ltd.

8	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Somekh Chaikin, a member firm of KPMG International

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (Registration No. 333-10576), and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, and incorporated herein by reference.

(3)	Filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of May 2016, and incorporated herein by reference.

(4)

Previously filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of March 2015, submitted to Securities and Exchange Commission on March 18, 2015, and incorporated herein by reference.

(5)	Previously filed as Exhibit 99.1 to the Registrant’s Schedule 13D/A filed with respect to holdings in B Communications on June 27, 2013, and incorporated herein by reference.

(6)	Previously filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of May 2014, submitted to Securities and Exchange Commission on May 29, 2014, and incorporated herein by reference.

(7)	Previously filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K for the month of March 2014 submitted to Securities and Exchange Commission on March 21, 2014, and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

Internet Gold – Golden Lines Ltd.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Internet Gold – Golden Lines Ltd.

We have audited the accompanying consolidated statements of financial position of Internet Gold-Golden Lines Ltd. (hereinafter - “the Company”) and its subsidiaries as of December 31, 2015 and 2016 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited Internet Gold- Golden Lines Ltd.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter - “COSO”). Internet Gold-Golden Lines Ltd.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report under Item 15 - Control and Procedures. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Internet Gold-Golden Lines Ltd.’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2016 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Internet Gold- Golden Lines Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

The accompanying consolidated financial statements as of and for the year ended December 31, 2016 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Israeli Shekels have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

April 26, 2017

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as of

(In millions)

					Convenience
					translation into
					U.S. dollars
			December 31		(Note 2D)
			2015	2016	2016
	Note		NIS	NIS	US$
Current assets
Cash and cash equivalents	5		619	810	211
Restricted cash	13	B	155	-	-
Investments	6		1,774	1,240	323
Trade receivables, net	7		2,058	2,000	520
Other receivables	7		*270	217	56
Inventory			115	106	28

Total current assets			4,991	4,373	1,138

Non-current assets
Long-term trade receivables	7		674	644	168
Property, plant and equipment	8		*7,213	7,072	1,839
Intangible assets	9		7,118	6,534	1,699
Deferred expenses and investments	10		643	447	116
Broadcast rights	11		456	432	112
Investments in equity-accounted
investee (mainly loans)	12		25	18	5
Deferred tax assets	19		1,290	1,007	262

Total non-current assets			17,419	16,154	4,201

Total assets			22,410	20,527	5,339

*	Reclassified

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as of (cont’d)

(In millions)

					Convenience
					translation into
					U.S. dollars
			December 31		(Note 2D)
			2015	2016	2016
	Note		NIS	NIS	US$
Current liabilities
Bank loans and credit and debentures	13		2,219	2,181	568
Trade and other payables	14		1,717	1,661	432
Related party	12	B	233	32	8
Current tax liabilities	19		705	138	36
Provisions	15		100	80	21
Employee benefits	18		378	315	82
Total current liabilities			5,352	4,407	1,147

Non-current liabilities
Bank loans and debentures	13		13,215	12,241	3,184
Employee benefits	18		240	258	67
Other liabilities			227	244	63
Provisions	15		46	47	12
Deferred tax liabilities	19		729	593	154
Total non-current liabilities			14,457	13,383	3,480

Total liabilities			19,809	17,790	4,627

Equity	23
Attributable to shareholders of the Company			(93)	194	50
Non-controlling interests			2,694	2,543	662
Total Equity			2,601	2,737	712

Total liabilities and equity			22,410	20,527	5,339

Date of approval of the financial statements: April 26, 2017

/s/ Doron Turgeman	/s/ Itzik Tadmor
CEO	Principal Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Income for The Year Ended December 31

(In millions, except per share data)

					Convenience
					translation into
					U.S. dollars
					(Note 2D)
		2014	2015	2016	2016
	Note	NIS	NIS	NIS	US$

Revenues	24	9,055	9,985	10,084	2,623

Costs and expenses
Depreciation and amortization		1,873	2,131	2,161	563
Salaries	25	1,771	1,960	2,017	525
General and operating expenses	26	3,371	3,878	4,024	1,047
Other operating expenses
(income), net	27	(535)	3	21	5

		6,480	7,972	8,223	2,140

Operating profit		2,575	2,013	1,861	483

Financing (income) expenses	28
Finance expenses		1,329	759	1,108	288
Finance income		(635)	(164)	(133)	(35)

Financing expense, net		694	595	975	253

Profit after financing expenses, net		1,881	1,418	886	230

Share of loss (income) in equity - accounted investees	12	170	(12)	5	1

Profit before income tax		1,711	1,430	881	229

Income tax expenses	19	667	347	442	115

Net profit for the year		1,044	1,083	439	114

Profit (loss) attributable to:
Shareholders of the Company		(103)	87	(202)	(53)
Non-controlling interests		1,147	996	641	167

Net profit for the year		1,044	1,083	439	114

Earnings (loss) per share	30
Basic		(5.38)	4.54	(10.52)	(2.74)
Diluted		(5.50)	4.47	(10.52)	(2.74)

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Comprehensive Income for the year ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2014	2015	2016	2016
	NIS	NIS	NIS	US$
Net profit for the year	1,044	1,083	439	114

Items of comprehensive profit (loss), net of tax	(36)	7	(15)	(4)

Total comprehensive profit for the year	1,008	1,090	424	110

Attributable to:
Shareholders of the Company	(110)	89	(206)	(54)
Non-controlling interest	1,118	1,001	630	164

Total comprehensive profit for the year	1,008	1,090	424	110

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity

(In millions except share data)

	Attributable to shareholders of the Company
	Share capital							Non-
	Number of		Share	Treasury	Other	Accumulated		controlling	Total
	Shares(1)	Amount	premium	shares	reserves	deficit	Total	interest	equity
	NIS 0.01
	par value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2014	19,203,186	*	658	(169)	(50)	(525)	(86)	3,239	3,153

Changes during 2014:
Share-based compensation in subsidiary	-	-	-	-	-	-	-	(1)	(1)
Exercise of options in subsidiary	-	-	-	-	(1)	-	(1)	14	13
Transactions with non-controlling interest	-	-	-	-	-	14	14	10	24
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,431)	(1,431)

Other comprehensive profit (loss),
net of tax	-	-	-	-	(8)	1	(7)	(29)	(36)
Net profit (loss) for the year	-	-	-	-	-	(103)	(103)	1,147	1,044
Comprehensive profit (loss) for the year	-	-	-	-	(8)	(102)	(110)	1,118	1,008

Balance as at December 31, 2014	19,203,186	*	658	(169)	(59)	(613)	(183)	2,949	2,766

(*)	Represent an amount less than NIS 1.

(1)	Net of treasury shares.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(In millions except share data)

	Attributable to shareholders of the Company
	Share capital							Non-
	Number of		Share	Treasury	Other	Accumulated		controlling	Total
	Shares(1)	Amount	premium	shares	reserves	deficit	Total	interest	equity
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance as at January 1, 2015	19,203,186	*	658	(169)	(59)	(613)	(183)	2,949	2,766

Changes during 2015:
Exercise of options in subsidiary	-	-	-	-	1	-	1	18	19
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,274)	(1,274)

Other comprehensive profit, net of tax	-	-	-	-	2	-	2	5	7
Net profit for the year	-	-	-	-	-	87	87	996	1,083
Comprehensive profit for the year	-	-	-	-	2	87	89	1,001	1,090

Balance as at December 31, 2015	19,203,186	*	658	(169)	(56)	(526)	(93)	2,694	2,601

(*)	Represent an amount less than NIS 1.

(1)	Net of treasury shares.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Changes in Equity (cont’d)

(In millions except share data)

	Attributable to shareholders of the Company									Convenience
	Share capital							Non-		translation
	Number of		Share	Treasury	Other	Accumulated		controlling	Total	into US$
	Shares(1)	Amount	premium	shares	reserves	deficit	Total	interest	equity	(Note 2D)
	NIS 0.01 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

Balance as at January 1, 2016	19,203,186	*	658	(169)	(56)	(526)	(93)	2,694	2,601	677

Changes during 2016:
Exercise of options in subsidiary	-	-	-	-	1	-	1	4	5	1
Transactions with non-controlling
interest, net of tax	-	-	-	-	-	492	492	402	894	233
Dividends to non-controlling interests	-	-	-	-	-	-	-	(1,187)	(1,187)	(309)

Other comprehensive profit (loss), net of tax	-	-	-	-	3	(7)	(4)	(11)	(15)	(4)
Net profit (loss) for the year	-	-	-	-	-	(202)	(202)	641	439	114
Comprehensive profit (loss) for the year	-	-	-	-	3	(209)	(206)	630	424	110

Balance as at December 31, 2016	19,203,186	*	658	(169)	(52)	(243)	194	2,543	2,737	712

(*)	Represent an amount less than NIS 1.

(1)	Net of treasury shares.

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2014	2015	2016	2016
	NIS	NIS	NIS	US$

Cash flows from operating activities
Net profit for the year	1,044	1,083	439	114

Adjustments:
Depreciation and amortization	1,873	2,131	2,161	563
Profit from the sale of Coral Tell Ltd. shares	(582)	-	-	-
Profit from consolidating an investee	-	(12)	5	1
Share of losses of equity accounted investees	170	(12)	-	-
Finance expenses, net	791	626	1,025	266
Capital gain, net	(124)	(136)	(86)	(22)
Income tax expenses	667	347	442	115
Others	(8)	(13)	-	-

Change in inventory	28	(20)	(20)	(5)
Change in trade and other receivables	547	323	110	29
Change in trade and other payables	(41)	(271)	(24)	(6)
Changes in provisions	(63)	18	(19)	(5)
Changes in employee benefits	3	110	(65)	(17)
Change in other liabilities	4	4	23	6
Net income tax paid, net	(527)	(534)	(534)	(140)

Net cash provided by operating activities	3,782	3,644	3,457	899

Cash flows from investing activities
Investment in intangible assets and deferred expenses	(194)	(311)	(223)	(58)
Proceeds from the sale of property, plant and equipment	230	151	138	36
Tax payments due to owners loans	-	-	(461)	(120)
Change in investments, net	(1,485)	1,638	528	137
Purchase of property, plant and equipment	(1,081)	(1,324)	(1,193)	(309)
Net proceeds from the sale of Coral Tell shares	596	-	-	-
Deposits from (to) restricted cash	(65)	(90)	155	40
Cash from gaining control over investee		299	-	-
Other	10	18	20	5

Net cash provided by (used in) investing activities	(1,989)	381	(1,036)	(269)

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

(In millions)

				Convenience
				translation into
				U.S. dollars
				(Note 2D)
	2014	2015	2016	2016
	NIS	NIS	NIS	US$

Cash flows from financing activities
Proceeds from issuance of debentures and loans received	4,330	1,010	4,184	1,088
Repayment of debentures and loans	(4,054)	(2,358)	(5,000)	(1,300)
Interest paid	(755)	(826)	(967)	(251)
Dividends to non-controlling interests	(1,431)	(1,274)	(1,187)	(309)
Transactions with non-controlling interests	-	-	1,034	269
Payments to Eurocom DBS	-	(680)	(256)	(67)
Other	(18)	(10)	(38)	(10)

Net cash used in financing activities	(1,928)	(4,138)	(2,230)	(580)

Net increase (decrease) in cash and cash equivalents	(135)	(113)	191	50

Cash and cash equivalents as at the beginning of the year	867	732	619	161

Cash and cash equivalents as at the end of the year	732	619	810	211

The accompanying notes are an integral part of these consolidated financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

Internet Gold–Golden Lines Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is: 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the year ended December 31, 2016, comprise the Company and its subsidiaries (together referred to as the Group). The Company holds the majority of the outstanding shares of B Communications Ltd. ("B Communications"). The Company is a subsidiary of Eurocom Communications Ltd. (“Eurocom” or “the Parent Company”) and its ultimate parent is Eurocom Holdings (1979) Ltd.

On April 14, 2010, B Communications completed the acquisition of 30.44% of the outstanding shares of Bezeq - The Israel Telecommunications Corp. Limited. (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel-Aviv stock exchange.

On February 1, 2016, B Communications sold 115,500,000 shares of Bezeq (4.18% of the outstanding shares of Bezeq) for NIS 8.5 per share or NIS 978, net of transaction costs. B Communications retained a 26.34% ownership interest in Bezeq, following the closing of the transaction. For more information relating to B Communications’ control over Bezeq, see note 12F.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

Note 2 - Basis of Preparation

A.          Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized to be issued by the Company’s Board of Directors on April 26, 2017.

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

D.          Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at December 31, 2016, have been presented in dollars, translated at the representative rate of exchange as at December 31, 2016 (NIS 3.845 = US$ 1.00). The dollar amounts presented in these financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.           Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

*	Financial instruments, including financial derivative instruments, measured at fair value recognized through profit or loss.
*	Inventories measured at the lower of cost and net realizable value.
*	Equity-accounted investments.
*	Deferred tax assets and liabilities.
*	Provisions.
*	Assets and liabilities for employee benefits.
*	Liabilities for payment of contingent consideration in a business combination.

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

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the Group's management to make judgments and use estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

Significant estimates and judgments made when applying accounting policies and changes in these estimates and assumptions that could potentially have a material effect on the financial statements are as follows:

Subject	Main assumptions	Possible implications	Reference
Useful life of fixed assets, intangible assets, and broadcasting rights	Assumptions of the useful life of groups of fixed assets and intangible assets	Change in the value of fixed assets and intangible assets and in depreciation and amortization expenses	Note 8, Note 9 and Note 11
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash-generating units	Recognition of impairment loss	Note 11
Deferred taxes	Assumption of anticipated future realization of the tax benefit in the future, including assumptions for the use of carry-forward losses in DBS.	Recognition or reversal of deferred tax asset in profit or loss	Note 19
Uncertain tax positions	The extent of the certainty that the Group’s tax positions will be accepted (uncertain tax positions) and the risk of it incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s experience	Recognition or reversal of income tax expenses	Note 19

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont’d)

F.	Use of estimates and judgments (cont'd)

Subject	Main assumptions	Possible implications	Reference
Fair value measurement of contingent consideration	Assumptions of expected cash flows	Change in the value of a liability for contingent consideration for a business combination	Note 17
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim and recognition of income/expenses respectively	Note 15 and Note 20
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and churn rate	Increase or decrease in the post-employment defined benefit obligation	Note 18

G.	Determination of fair value

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

In this Note, where the Group has chosen accounting alternatives permitted in accounting standards and/or in accounting policy where there is no explicit provision in accounting standards, such disclosure is presented in bold. This does not attribute greater importance compared to other accounting policies that are not presented in bold.

A.	Changes in accounting policy

Non- controlling interests

On January 1, 2016, the Group changed its accounting policy with respect to transactions with non-controlling interests, while retaining control. According to the new accounting policy, the difference between the consideration paid or received for change in non-controlling interests is recognized in retained earnings. The Group believes that this presentation provides more relevant information about its distributable earnings.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

A.	Changes in accounting policy (cont’d)

This change in accounting policy was applied retrospectively and did not have any impact on earnings per share. The following table summarizes the adjustments to equity reserves upon implementation of the new accounting policy:

	December 31,2014			December 31,2015
			As reported			As reported
	As		in these	As		in these
	previously	Effect of	financial	previously	Effect of	financial
	reported	adjustment	statements	reported	adjustment	statements
	NIS	NIS	NIS	NIS	NIS	NIS

Other reserves	(197)	138	(59)	(194)	138	(56)

Retained earnings	(475)	(138)	(613)	(388)	(138)	(526)

B.	Consolidation of the financial statements and investments in associates

(1)	Business combinations

In view of the consolidation of DBS as from March 23, 2015, as described in Note 12, below is a description of the accounting policy for the consolidation of DBS in these financial statements:

A.	The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.

B.	The Group recognized goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

C.	The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree's equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration. Subsequent to the acquisition date, the Group recognizes changes in fair value of contingent consideration classified as a financial liability in profit or loss under financing expenses.

D.	In the step acquisitions, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income or expenses.

E.	Costs associated with the acquisition that were incurred by the Group in the business combination such as advisory, legal, valuation and other professional or consulting fees were recognized as expenses in the period the services are received.

(2)	Transactions eliminated on consolidation

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

D.	Financial instruments

(1)	Non-derivative financial assets

Non-derivative financial assets include mainly investments in exchange traded notes, financial funds, exchange traded funds (“ETFs"), deposit certificates, debt instruments, shares, trade and other receivables, and cash and cash equivalents.

The Group initially recognizes financial assets at the date the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group undertakes to buy or sell the asset.

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

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition. These financial assets are measured at fair value and changes therein are recognized in the statement of income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, net of impairment losses.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

D.	Financial instruments (cont’d)

(3)	Non-derivative financial liabilities

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

(6)	Derivative financial instruments including hedge accounting

a.	Hedge accounting

The Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI.

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

The Group holds other derivative financial instruments to hedge cash flows for foreign currency risks. Hedge accounting is not applied for these instruments. The derivative instruments are recognized at fair value; changes in fair value are recognized in profit and loss as incurred.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont’d)

D.	Financial instruments (cont’d)

(7)	Share capital

a.	Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

b.	Treasury shares

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

E.	Broadcast rights

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

F.	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the estimated costs of dismantling and removing the items and restoring the site on which they are located when the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

Spare parts, servicing equipment and stand-by equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment under IAS 16, otherwise they are classified as inventory.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

F.	Property, plant and equipment (cont'd)

When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Gain or loss from the disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal of the asset with its carrying amount. Gain or loss from the sale of fixed assets is recognized under operating income in the statement of income.

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

The estimated useful lives for the current period are as follows:

Useful life
Fixed line and international network equipment (switches, transmission, power)	4-12
Network	12-33
Subscriber equipment and installations	4-6
Equipment and infrastructure for multichannel television	3-15
Vehicles	6-7
Office and general equipment	5-14
Electronic equipment, computers and internal communication systems	3-7
Cellular network	4-15
Passive radio equipment at cellular network sites	up to December 31, 2030
Buildings	25
Submarine communications cable	4-25

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

Rights to frequencies refer to frequencies assigned to Pelephone for cellular activities, after it won the dedicated tenders of the Ministry of Communications. Depreciation of the asset is recognized in the statement of income on the straight-line basis over the allocation of frequencies term, which started from the use of the frequencies. The 4G frequencies (LTE) are being amortized over a period of 10 years. The 3.5G frequencies (UMTS / HSPA) are being amortized over a period of 13 years and seven months.

(5)	Other intangible assets

Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

(6)	Subsequent expenditures

Subsequent expenditures are recognized as an intangible asset only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures relating to generated goodwill and brands, are recognized in the statement of income as incurred.

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

Customer relationships are amortized according to the economic benefit expected from those customers each period based on their expected churn rate , which results in accelerated amortization during the early years of the relationship.

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Frequency usage rights	Over the term of the license for 10 to 14 years starting from the first use of the frequencies
Computer programs and software licenses	3 - 10 years according to the term of the license or the estimated time of use of the program
Customer relationships	5 - 12 years
Brand acquired in a business combination	12
Other rights	2 - 3 years according to the useful lives

Amortization methods and useful lives are reviewed at least once a year and adjusted if appropriate.

H.	Leased assets

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

H.	Leased assets (cont’d)

B. The arrangement contains rights to use the asset

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

The cost of inventories includes the cost of purchase and cost incurred in bringing the inventories to their present location and condition.

Inventories are measured at the lower of cost or net realizable value. The Group elected to base the cost of inventories on the moving average principle.

The inventories include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service provided to its customers.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

L.	Employee benefits (cont’d)

(2)	Other long-term employee benefits

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

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

M.	Provisions (cont’d)

a.	More likely than not - more than 50% probability

b.	Possible - probability higher than unlikely and less than 50%

c.	Remote - probability of 10% or less

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

N.	Revenues (cont’d)

(2)	Revenues from services

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

O.	Financing expenses (income)

Finance income comprises mainly interest income accrued using the effective interest method in respect of the sale of terminal equipment in installments, interest income from deposits and changes in the fair value of financial assets at fair value through profit or loss.

Finance expenses include mainly interest and linkage expenses on borrowings received and debentures issued and financing expenses for provisions arising from legal claims.

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

Presentation of tax expenses in the statement of cash flows

Cash flows arising from taxes on income are classified in the statement of cash flows as cash flows from operating activities, unless they can be specifically identified with investing and financing activities.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

S.	New standards and interpretations not yet adopted

(1)	IFRS 9, Financial Instruments ("IFRS 9")

IFRS 9 replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new Standard includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting.

IFRS 9 is effective for annual periods beginning on January 1, 2018, with early adoption being permitted. IFRS 9 will be applied retrospectively, except for a number of exemptions.

The Group has examined the effects of applying IFRS 9, and in its opinion the effect on the financial statements will be immaterial.

(2)	IFRS 15, Revenues from Contracts with Customers ("IFRS 15")

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group decided to early apply IFRS 15 as from January 1, 2017, using the cumulative catch-up approach, without restatement of comparative figures, by adjusting the balance of retained earnings as at January 1, 2017 with application of the practical expedient at the transition date, according to which the cumulative catch-up approach will only be applied for contracts not yet competed at the transition date.

The main effect on the Group of application of IFRS 15 is the accounting treatment for the incremental costs of obtaining a contract with a customer ("Subscriber Acquisition"), which, in accordance with IFRS 15, are recognized as an asset when it is probable that the Group will recover these costs, and not only where there is an obligation of the customer to acquire services from the Group for a defined period. Accordingly, direct commissions paid to agents and sales employees for sales and upgrades under agreements that do not include an obligation period of the customer, are recognized as an asset for obtaining a contract instead of an expense in the statement of income. The contracts that are renewed every month and that may be cancelled by the customer at any time, without any penalty, are contracts were completed at the date of initial application of IFRS 15. Accordingly, the Group chose, under the practical expedient included in the transitional provisions of IFRS 15, not to apply IFRS 15 for contracts that ended prior to January 1, 2017, therefore the Subscriber Acquisition costs incurred prior to January 1, 2017 and were recognized in the statement of income as an expense, will not be accounted for retrospectively. Other than the accounting treatment of Subscriber Acquisition costs, the Group does not expect there to be any other material effects arising from application of IFRS 15.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

S.	New standards and interpretations not yet adopted Dividend (cont’d)

(2)	IFRS 15, Revenues from Contracts with Customers ("IFRS 15") (cont’d)

In view of the above, adoption of IFRS 15 is not expected to have a material effect on the retained earnings at the transition date. Subscriber Acquisition amortization expenses will be recognized in the statement of income at the expected average duration of the subscribers.

The effect of the application of IFRS 15 on the financial results for 2017 will depend on Subscriber Acquisition costs incurred by the Group in 2017 and the estimated expected average duration of subscribers acquired by the Group in 2017.

(3)	IFRS 16, Financial Instruments ("IFRS 16")

IFRS 16 replaces IAS 17, Leases and its related interpretations. The standard's instructions annul the existing requirement for lessees to classify leases as operating or finance leases. Instead, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements IFRS 16 also establishes new and more extensive disclosure requirements. IFRS 16 is applicable for annual periods as from January 1, 2019, with the possibility of early adoption, provided the Group has also early adopted IFRS 15, Revenue from Contracts with Customers.

IFRS 16 includes several alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application or application (with the possibility of certain practical expedients) as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date. The Group is still examining the alternatives for initial application of IFRS 16.

The Group is also examining the anticipated effects of IFRS 16 on the financial statements, but at this stage, it is unable to reliably estimate the quantitative impact on its financial statements.

IFRS 16 is expected to affect the accounting treatment of real estate leasing agreements, cellular sites, vehicles and Group assets. The Group believes that IFRS 16 will have a material effect on its financial statements in the following issues:

a.	Application of IFRS 16 is expected to decrease the Group's operating expenses and increase depreciation expenses and financing expenses.
b.	An increase in non-current assets and liabilities is expected.
c.	An increase in cash flow from operating activities and a decrease in cash flow from financing activities are expected.
d.	Due to the change in assets and liabilities, a change in financial ratios and financial information is expected, such as a decrease in the Group's working capital.

It should be noted that the Group is still examining the effect of IFRS 16 on the Group's financial statements, therefore the list of issues presented above represents issues that the Group has identified up to the authorization date of the financial statements, and additional subjects may be added to the list. The issues presented may require adjustment as the examination of the effects of the application of IFRS 16 progresses.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

A.       Operating Segments (cont’d)

	Year ended December 31, 2016
	Domestic fixed–line communications	Cellular communications	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	4,063	2,587	1,478	1,745	198	-	10,071
Inter-segment revenues	320	43	70	-	20	(440)	13
Total revenue	4,383	2,630	1,548	1,745	218	(440)	10,084
Depreciation and amortization	717	380	137	296	16	615	2,161
Segment results- operating income	2,076	32	176	264	(34)	(653)	1,861
Finance income	30	52	5	13	4	29	133
Finance expenses	(475)	(6)	(15)	(539)	(2)	(71)	(1,108)
Total finance income (expense), net	(445)	46	(10)	(526)	2	(42)	(975)
Segment profit (loss) after finance expenses, net	1,631	78	166	(262)	(32)	(695)	886
Share in profit (loss) of equity-accounted investee	-	-	1	-	(5)	(1)	(5)
Segment profit (loss) before income tax	1,631	78	167	(262)	(37)	(696)	881
Income tax	399	17	42	(330)	-	314	442
Segment results - net profit (loss)	1,232	61	125	68	(37)	(1,010)	439
Additional information:
Segment assets	7,111	3,294	1,177	2,026	193	3,642	17,443
Goodwill	-	-	6	-	10	3,050	3,066
Investment in equity-accounted investee	-	-	5	-	1	12	18
Segment liabilities	11,988	569	380	1,434	104	3,315	17,790
Investments in property, plant and equipment and intangible assets	828	277	126	227	13	-	1,471

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
	2014	2015	2016
	NIS	NIS	NIS

Revenue
Revenue from reporting segments	10,964	10,649	10,306
Revenue from other segments	226	221	218
Elimination of revenue from inter-segment sales except for revenue from sales to an associate reporting as a segment	(411)	(445)	(440)
Elimination of revenue for a segment classified as an associate	(1,724)	(440)	-
Consolidated revenue	9,055	9,985	10,084

	Year ended December 31,
	2014	2015	2016
	NIS	NIS	NIS

Profit or loss
Operating income for reporting segments	2,934	2,795	2,548
Elimination of expenses from a segment classified as an associate	(273)	(59)	-
Financing expenses, net	(694)	(595)	(975)
Share in the losses (profit) of equity-accounted investees	(170)	12	(5)
Profit (loss) for operations classified in other Categories	629	44	(34)
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(644)	(545)	(442)
Other adjustments	(71)	(222)	(211)
Consolidated profit before income tax	1,711	1,430	881

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities (cont'd)

	December 31,
	2015	2016
	NIS	NIS

Assets
Assets from reporting segments	13,417	13,619
Assets attributable to operations in other categories	676	204
Goodwill not attributable to segment assets	3,050	3,050
Investment in an equity-accounted investee (mainly loans) reported as a segment	14	12
Inter-segment assets	1,165	703
Assets resulting from the Bezeq PPA, net	2,561	2,119
Assets attributable to a non-reportable segment	1,527	820

Consolidated assets	22,410	20,527

	December 31,
	2015	2016
	NIS	NIS

Liabilities
Liabilities from reporting segments	19,658	14,371
Liabilities attributable to operations in other categories	104	104
Inter-segment liabilities	(5,494)	(730)
Liabilities resulted from the Bezeq PPA, net	678	491
Liabilities attributable to a non-reportable segment	4, 863	3,554

Consolidated liabilities	19,809	17,790

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Cash and Cash Equivalents

As of December 31, 2015 and December 31, 2016, cash and cash equivalents include mainly bank deposits with a maturity of up to 90 days.

Note 6 - Investments including Derivatives

	December 31,
	2015	2016
	NIS	NIS

Current investments
Financial assets held for trading	1,151	654
Bank deposits	556	546
Monetary funds and others	67	40
	1,774	1,240

Financial assets held for trading include investments in ETFs, and marketable securities Investments in financial assets held for trading and monetary funds are designated for trading and are presented at fair value as at the reporting date. The deposits in Bezeq are repayable until May 2017 and the other investments in Bezeq are exercisable in 2017.

Note 7 - Trade and Other Receivables

A.	Composition of trade and other receivables

	December 31,
	2015	2016
	NIS	NIS

Trade receivables, net
Outstanding debts	841	785
Credit cards and checks receivable	434	450
Unbilled receivables	240	241
Current maturities of long-term receivables	534	505
Related parties	9	19
Total trade receivables	2,058	2,000
Other receivables and current tax assets
Prepaid expenses	135	145
Other receivables	119	72
Current tax assets	16	-
Total other receivables	270	217
Long-term trade and other receivables
Trade receivables- open debts (1)	509	445
Long term receivables (from real estate sales) and others	165	199
	674	644
	3,002	2,861

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Trade and Other Receivables (cont'd)

A.	Composition of trade and other receivables (cont'd)

(1)	Discounted interest rates for long-term trade payables are based the estimated credit risk of trade payables. The discounted interest rates used by the Bezeq Group in 2016 are 3.3% - 3.5% (in 2015: 3.4% - 3.6%).

B.	Change in provision for doubtful debts during the year

	December 31
	2015	2016
	NIS	NIS

Balance at January 1	174	173
Impaired loss recognized	34	25
Lost debts	(35)	(87)
Balance at December 31	173	111

C.	Aging of trade receivables

The aging of trade receivables at the reporting date was as follow:

	December 31, 2015		December 31, 2016
	Gross	Impairment	Gross	Impairment
	NIS	NIS	NIS	NIS

Current	2,377	(11)	2,282	(8)
Past due up to one year	201	(47)	183	(46)
Past due one to two years	74	(50)	50	(31)
Past due more than two years	88	(65)	41	(26)
	2,740	(173)	2,556	(111)

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 - Property, Plant and Equipment

		Switching
		Transmission,		Multi-		Office
		power,		channel		equipment,
		Cellular,		equipment		computers
	Land and	And satellite	Network	and	Subscriber	and
	buildings	equipment	equipment	infrastructure	equipment	vehicles	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Cost
Balance as at January 1, 2015	1,145	4,473	5,251	-	978	834	12,681
Additions	41	527	254	164	225	71	1,282
Consolidation of subsidiary	16	-	-	749	-	36	801
Disposals	(141)	-	-	(46)	-	-	(187)
Balance as at December 31, 2015	1,061	5,000	5,505	867	1,203	941	14,577

Balance as at January 1, 2016	1,061	5,000	5,505	867	1,203	941	14,577
Additions	27	457	247	180	265	73	1,249
Disposals	(37)	-	(12)	(11)	(4)	(11)	(75)
Balance as at December 31, 2016	1,051	5,457	5,740	1,036	1,464	1,003	15,751

Depreciation and impairment losses
Balance as at January 1, 2015	313	2,375	2,264	-	573	568	6,093
Depreciation for the year	76	576	222	189	197	96	1,356
Disposals	(39)	-	-	(46)	-	-	(85)
Balance as at December 31, 2015	350	2,951	2,486	143	770	664	7,364

Balance as at January 1, 2016	350	2,951	2,486	143	770	664	7,364
Depreciation for the year	64	521	250	236	183	83	1,337
Disposals	(12)	-	-	(10)	-	-	(22)
Balance as at December 31, 2016	402	3,472	2,736	369	953	747	8,679

Carrying amounts
As at January 1, 2015	816	2,050	2,987	-	405	314	6,572
As at December 31, 2015	711	2,049	3,019	724	433	277	7,213
As at December 31, 2016	649	1,985	3,004	667	511	256	7,072

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 - Property, Plant and Equipment (cont’d)

A.	The residual value of the Bezeq Group’s copper cables is assessed at the end of each quarter. The residual value is NIS 154 as at December 31, 2016 and NIS 140 as at December 31, 2015.

B.	Property, plant and equipment in the Bezeq Group is derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles, copper cables and specific components for Pelephone’s UMTS network, which are derecognized upon their sale. In 2016, the Bezeq Group derecognized fully depreciated property at a cost of NIS 894 (in 2015, NIS 557).

C.	Bezeq Group companies review the useful life of the property, plant and equipment through the depreciation committees, in order to determine the estimated useful life of their equipment. The change is not expected to have a material impact on the depreciation expenses of the Group. Following the findings of the committees, minor changes were made in the estimated useful life of certain assets.

D.	Most of the real estate assets used by the Bezeq Group are leased under a capitalized finance lease from the Israel Lands Administration for 49 years beginning as of 1993, with an option for an extension of another 49 years. The lease rights are amortized over the term of the lease period.

E.	In 2013, Bezeq started to install a fiber optic network that will reach the subscriber's home. As at December 31, 2016, the unexercised investment in assets amounts to NIS 352.

F.	At the reporting date, there are commitments to purchase property, plant and equipment in the amount of NIS 139 (in 2015: NIS 75).

G.	In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq - The Israel Telecommunication Corp. Ltd.), 1997, approval from the Minister of Communications is required to confer rights in some of Bezeq's assets (switches, cable network, transmission network, and information and databases).

H.	In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

(1)	A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

(2)	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

I.	For information about pledges for loans and borrowings, see Note 13.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets

				Customer
		Computer	Right of use	relationships
		software	in cellular	and
	Goodwill	and licenses	frequencies	brand names	Others	Total
	NIS	NIS	NIS	NIS	NIS	NIS

Cost
Balance as at January 1, 2015	2,681	1,256	384	6,342	292	10,955
Acquisitions or additions from independent development	-	188	96	-	28	312
Business combination	385	148	-	1,137	-	1,670
Disposals	-	-	-	-	(51)	(51)

Balance as at December 31, 2015	3,066	1,592	480	7,479	269	12,886

Balance as at January 1, 2016	3,066	1,592	480	7,479	269	12,886
Acquisitions or additions from independent development	-	187	-	-	11	198
Disposals	-	-	-	-	(11)	(11)

Balance as at December 31, 2016	3,066	1,779	480	7,479	269	13,073

Amortization and impairment losses
Balance as at January 1, 2015	-	767	174	3,870	236	5,047
Amortization for the year	-	242	31	469	20	762
Disposals	-	-	-	-	(41)	(41)

Balance as at December 31, 2015	-	1,009	205	4,339	215	5,768

Balance as at January 1, 2016	-	1,009	205	4,339	215	5,768
Amortization for the year	-	229	37	487	24	777
Disposals	-	-	-	-	(6)	(6)

Balance as at December 31, 2016	-	1,238	242	4,826	233	6,539

Carrying amounts
As at January 1, 2015	2,681	498	210	2,517	2	5,908
As at December 31, 2015	3,066	583	275	3,140	54	7,118
As at December 31, 2016	3,066	541	238	2,653	36	6,534

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

Total value of goodwill attributable to each cash-generating unit:

	December 31
	2015	2016
	NIS	NIS

Domestic fixed-line communications	1,548	1,548
Cellular telephone	1,205	1,205
Multi-channel television (DBS)	120	120
International communications and internet services	181	181
others	12	12
Total	3,066	3,066

Goodwill impairment testing

For the purpose of impairment testing, goodwill is allocated to the Group’s cash generating units (“CGU”) which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. Several goodwill balances result from the requirement to recognize a deferred tax liability on business combination, calculated as the difference between the tax effect of the fair value of the acquired assets and liabilities, and their tax bases. For the purpose of testing this goodwill for impairment, any of the related deferred tax liabilities recognized on acquisition that remain at the balance sheet date are treated as part of the carrying amount of the relevant CGU. The annual impairment test date is December 31.

The recoverable amount of each CGU was calculated as its value in use which was based on the Discounted Cash Flow method under the Income Approach. Value in use of the traditional voice and broadband CGUs was determined by discounting the future cash flows generated from the continuing use of the CGUs and was based on the following key assumptions:

Domestic fixed-line communications (Bezeq Fixed Line) -

The value in use for the Group’s domestic fixed line CGU was calculated using the future discounted cash flow method, based on the expected cash flow for the next five years. The expected cash flow is based on results of the domestic fixed-line communications segment in recent years, taking into account the effect of opening up the wholesale market in 2016. The revenue forecast is based on assumptions about the number of users and average revenue per user of internet infrastructure, the number of users and average revenue per user of telephony services, and revenue from transmission, data communication and other revenue. The main assumption underlying the forecast is that the wholesale market will function properly and will provide effective competition to the infrastructure owners. In addition, the effect of the elimination of the structural separation on the domestic fixed-line communication segment was not taken into account.

The operating, sales, marketing and investment expenses were adjusted for domestic-fixed line communication operations. The price of nominal capital used is 7.5% (after tax). In addition, it was assumed that the permanent growth will be 1%. The valuation was conducted by an independent appraiser. Based on this valuation, there was no impairment of a fixed line domestic communications cash-generating unit.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

Cellular telephone (Pelephone) -

The value in use for the Group’s cellular CGU (Pelephone) was calculated using the future discounted cash flow method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in recent years, such that future growth and market shares are affected by directions in the cellular market, such as price competition, regulation and the scope of operations of the new cellular operators. The revenue forecast is based on assumptions regarding the number of users, average revenue per user, and sales of terminal equipment. The main assumption underlying the forecast is the recovery in Pelephone's business activity as from 2018, due to the expected stabilization of the market and the start of competitive balance. In addition, the valuation included synergies on the Group revenue level based on the high certainty of the structural separation in the long term.

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

Multi-channel television (DBS) -

The value in use for the Group’s multichannel television cash-generating unit was calculated using the discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on the results of DBS in recent years, such that future growth and market shares are affected by directions in the multichannel television market, such as competition, regulation, and the entry of new players. The revenue forecast is based on assumptions regarding the number of users and average revenue per user. The main assumption underlying the forecast is the relative stability in the number of subscribers and average revenue per user as from the second half of 2018.

The operating, sales, marketing and investment expenses were adjusted for the volume of operations of DBS. The price of nominal capital used is 8.5% (after tax). In addition, it was assumed that the permanent growth of Pelephone will be 1%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a multichannel television cash-generating unit.

International communications and Internet services (Bezeq International) -

The value in use for the Group’s international communications and Internet services CGU was calculated using the discounted cash flow method, based on the expected cash flow for the next five years. The expected cash flow is based on the results of Bezeq International in recent years, such that future growth and market shares are affected by directions both in the International communications and Internet services markets, such as competition, regulation, and the wholesale market. The revenue forecast is based on assumptions regarding the number of users and average revenue per user. The main assumption underlying the forecast is a decrease in average revenue per line (“ARPL”) due to the expected increase in competition in the coming years as a result of the wholesale market in the Internet services business line along with the decrease in the revenues of International communications business as a result of increased use of cellular phones and other communication solutions.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Intangible Assets (cont’d)

In addition, the revenue forecast is based on assumptions of an increase in wholesale revenues along with an increase in revenues from value added services.

The operating, sales, marketing and investment expenses were adjusted for the volume of operations of Bezeq International. The price of nominal capital used is 10% (after tax). In addition, it was assumed that the permanent growth will be 1.5%. The valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record impairment of the International communications and Internet services cash-generating unit.

Note 10 - Deferred Expenses and Non-Current Investments

	December 31
	2015	2016
	NIS	NIS

Deferred expenses	358	337
Non-current investments	285	110

	643	447

A.	Deferred expenses include prepaid expense amounts for acquisition of an indefeasible right of use (IRU) of seabed cable capacities. The prepaid expense is amortized on a straight-line basis up to 2022 and 2027 according to the period set out in the agreements.

B.	Non-current investments include a bank deposit for loans to the Group's employees with a redemption date that has yet to be determined and a deposit for hedge transactions.

Note 11 - Broadcast Rights, Net of Rights Exercised

	December 31
	2015	2016
	NIS	NIS

Cost	621	800
Less rights exercised	(165)	(368)

Total	456	432

As at December 31, 2016, DBS has agreements for the acquisition of broadcast rights. In 2016, acquisition of these broadcast rights amounted to NIS 186.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees

A.	Material subsidiaries held directly and indirectly by the Company

1.	General

	Principal
	location of the
	company's	Ownership
	activity	interest
B Communications Ltd.	Israel	64.78%

Subsidiaries of B Communications Ltd.
B Communications (SP1) Ltd. and B Communications (SP2) Ltd. (1)	Israel	100%
Bezeq - The Israel Telecommunication Corp. Limited	Israel	26.34%
Subsidiaries of Bezeq - The Israel Telecommunication Corp. Limited.

Pelephone Communications Ltd.	Israel	100%
Bezeq International Ltd.	Israel	100%
DBS	Israel	100%
Walla! Communications Ltd.	Israel	100%

(1) Held by B Communication (SP1) Ltd.

2.	Details of Group entities

a.	B Communications Ltd.

B Communications Ltd., is a majority-owned subsidiary of the Company. B Communications is the sole shareholder of B Communications (SP1) Ltd. which holds B Communications (SP2) Ltd. which directly holds the Bezeq controlling interest.

b.	Bezeq - The Israel Telecommunications Corporation Ltd.

Bezeq is controlled by SP2 which holds 25.82% of Bezeq’s outstanding shares. An additional 0.52% of Bezeq outstanding shares are held by B Communications. Bezeq is the largest communications group in Israel.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont'd)

A.	Material subsidiaries held directly and indirectly by the Company (cont’d)

2.	Details of Group entities (cont’d)

f.	Walla! Communications Ltd.

Walla! is wholly owned by Bezeq. Walla! provides internet, management and media services for a range of populations.

3.	Dividend paid by Bezeq to non-controlling interests during 2016 was in the amount of NIS 1,062 (in 2015: NIS 1,232).

4.	Bezeq’s Dividend Distribution Policy

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

In 2015 and 2016, Bezeq declared and paid the following dividends in cash:

	2015	2016
	NIS	NIS
Distribution of a regular dividend (see section B4 above)
2016 (NIS 0.52 per share)	-	1,441
2015 (NIS 0.65 per share)	1,777	-
	1,777	1,441

B.	Business combination with DBS Satellite Services (1998) Ltd. ("DBS")

1.	As at December March 25, 2015, Bezeq held 49.78% of the share capital of DBS and it held options to acquire 8.6% of DBS’s shares, which Bezeq was unable to exercise. Eurocom DBS Ltd. held the balance of DBS shares. On March 25, 2015, Bezeq exercised the options that were allotted, for no consideration, and on June 24, 2016, Bezeq completed the acquisition of the entire holdings of Eurocom DBS in DBS ("the Acquisition Transaction"), which at that date represented 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS. On completion of the Acquisition Transaction, DBS became a wholly owned subsidiary (100%) of Bezeq.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont'd)

B.	Business combination with DBS Satellite Services (1998) Ltd. ("DBS") (cont’d)

Bezeq consolidates the financial statements of DBS as from March 23, 2015. The statements of income for 2014 and the first quarter of 2015 include the operating results of DBS based on the equity method.

In accordance with the Assessment Agreement and taxation decision of the Tax Authority (as set out in Note 19), on September 27, 2016, the shareholder loans amounting to NIS 5.319 billion (including shareholder loans acquired from Eurocom DBS) that were provided to DBS through June 23, 2016, were converted to equity and recognized in the financial statements of DBS as a premium on shares.

Under the terms of the Acquisition Transaction, in addition to the cash consideration of NIS 680, the consideration included two additional contingent payments, as follows: one additional payment of up to NIS 200, which was to be paid in accordance with the amount of the carry-forward losses of DBS used for tax purposes ("the First Contingent Consideration"); and another additional payment of up to NIS 170, which was to be paid in accordance with the business results of DBS in the 2015-2017 period ("the Second Contingent Consideration").

In September 2016, Bezeq paid Eurocom DBS NIS 188 (plus interest differences of NIS 10) for the First Contingent Consideration, under the Assessment Agreement and taxation decision of the Tax Authority as set out in Note 19. The consideration paid was for the losses of DBS as at December 31, 2013. Following the decision regarding the additional and final losses as at December 31, 2014, the additional amount due to Eurocom DBS will be calculated and paid out, and the unpaid amount will continue to bear interest in accordance with the acquisition agreement up to the payment date. As at December 31, 2016, the balance of the amount owed to Eurocom for the First Contingent Consideration was NIS 6.

The liability for the Second Contingent Consideration was paid in two payments of NIS 57 each, one in 2016 and the other in 2017. These payments were not recognized as an expense. The liability for the Second Contingent Consideration was adjusted in the reporting year according to the management's estimate, to NIS 84 and the increase of NIS 55 was recognized in financing expenses.

If the DBS merger is completed in 2017, the amount of this liability is expected to amount to the full amount of the Second Contingent Consideration, and if the merger is completed after the end of 2017, the amount of the liability will be contingent on the results of DBS for 2017. As at the reporting date, this amount may be less than the amount of the liability included in the financial statements.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont'd)

B.	Business combination with DBS Satellite Services (1998) Ltd. ("DBS")

2.	Following the announcement of the Director of the Ministry of Communications on December 21, 2016, regarding "Cancellation of the structural separation obligation in Bezeq Group",(as described below), on December 25, 2016, Bezeq and DBS signed a merger agreement ("the Merger Agreement"), which, subject to the preconditions set out in the agreement, at the completion date of the merger, and effective retroactively from the effective date for the merger (December 31, 2016), all activities of DBS will be merged with and into Bezeq, for no consideration, in accordance with the provisions of section 323 of the Companies Law and the provisions of section 103B and section 103C of the Income Tax Ordinance (as described in Note 19), and DBS will cease to exist as a separate legal entity, will be wound up without liquidation and the Registrar of Companies will delete it from the Register.

Completion of the merger is subject to the fulfillment of the preconditions in the merger agreement.

It is noted that in accordance with the announcement of the Ministry of Communications, in the first stage, the Ministry is advancing the elimination of the corporate separation within the Bezeq Group, in such a way that the operations of Bezeq's subsidiaries will be under a corporate structure of one company, but with a separation of divisions among the different operations, so that at this stage, the rules of the arrangement set out in Bezeq's license will be maintained for structural separation in competitive aspects among the different activities.

After signing the merger agreement, the shareholders' loans registered in the name of Bezeq in the financial statements of DBS, the balance of which, including principal and accrued interest as at December 27, 2016 amounted to NIS 389, were converted to equity, and Bezeq made an additional investment in DBS against a premium of NIS 130 (which was paid in cash on January 1, 2017).

3.	Following the conversion of shareholder loans and the investment in capital as set out above, as at December 31, 2016, the equity of DBS amounted to NIS 592, against a capital deficit of NIS 5,018 at the end of 2015. Notwithstanding its improved financial position, as at December 31, 2016, the working capital deficit of DBS amounted to NIS 510.

The management of DBS believes that the financial resources at its disposal, which include the receipt of loans from Bezeq, will be sufficient for its operations for the coming year, based on the cash flow forecast approved by DBS’s board of directors.

C.	Bezeq distributable earnings

On March 29, 2017 the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend in the amount of NIS 578. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting. Subsequent to this distribution, Bezeq will have a negative retained earnings balance and under the Companies Law its future distributions will be based on its future earnings. For Bezeq’s dividend distribution policy see note 12A4 above, for covenants and liens, see note 13.

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

	December 31,							Year ended December 31,
Cash flow
	Rate of												Total			from
	direct												comprehensive			financing
	ownership											Profit	Income			activities		Total
	interests						Carrying					(loss)	(loss)	Cash	Cash	without	Dividend	increase
	held by						amount of					attributable	attributable	flow	flow	dividend	paid to	(decrease)
	non-		Non-		Non-	Total	non-			Other	Total	to non-	to non-	from	from	to non-	non-	in cash
	controlling	Current	current	Current	current	net	controlling			comprehensive	comprehensive	controlling	controlling	operating	investing	controlling	controlling	and cash
	interests	assets	assets	liabilities	liabilities	assets	interests	Revenues	Profit	income	income	interests	interests	activities	activities	interests	interests	equivalents
	%	NIS
2016

Bcom Group	35.22	3,991	16,154	4,256	12,588	3,301	2,543	10,084	439	(15)	424	641	630	3,462	(948)	(1,271)	(1,062)	181

2015

Bcom Group	33.29	4,730	17,392	5,199	13,532	3,391	2,694	9,985	1,136	7	1,143	996	1,001	3,652	310	(2,820)	(1,274)	(132)

2014

Bcom Group	33.29	6,498	14,738	3,898	13,750	3,588	2,949	9,055	1,132	(36)	1,096	1,147	1,118	3,789	(1,897)	(487)	(1,431)	(26)

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Investees (cont’d)

F.	B Communications' control over Bezeq

B Communications has control over Bezeq based on the facts that it holds significantly more voting rights than any other shareholder. Bezeq’s other shareholders are widely dispersed and are not allowed to increase their holdings above 5% without regulatory approval, appoint a director or the chief executive officer of Bezeq nor have any influence on Bezeq’s day-to-day operational decision making policies. In addition the Israeli law and regulations were formulated in order to ensure that no individual or entity will interfere with the control of Bezeq by the holder of the Control Permit. These regulations enable B Communications to nominate the majority of the board of directors of Bezeq.

G.	Transactions with non-controlling interests

(1)	On June 27, 2013 the Company sold 3,571,741 ordinary shares of B Communications for an aggregate sales price of NIS 125 to Norisha Holdings Limited ("NHL"). The shares sold represented approximately 11.95% of B Communications’ issued and outstanding shares. NHL is a holdings company incorporated under the laws of The British Virgin Islands. According to the share purchase agreement with NHL (the “Share Purchase Agreement”) NHL had the contingent right to receive up to 892,935 ordinary shares of B Communications from the Company without additional consideration pursuant to a price adjustment mechanism ("the Adjustment Shares"). According to the Share Purchase Agreement if the number of Adjustment Shares transferred was less than 892,935 ordinary shares, NHL would have the option to purchase the remainder of the 892,935 ordinary shares from the Company according to a price mechanism detailed in the Share Purchase Agreement. On May 29, 2014 the Share Purchase Agreement was amended in order to permit NHL to pay the Exercise Price through a “cashless exercise”. Following the amendment to the Share Purchase Agreement the Company transferred 396,860 additional ordinary shares of B Communications to NHL.

(2)	On January 14, 2016, the Company sold 575,000 ordinary shares of B Communications, representing approximately 1.92% of its issued and outstanding shares. The total proceeds from the sale amounted to approximately NIS 56. As a result of the sale, the Company’s ownership interest in B Communications declined to 64.78% of its outstanding shares.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others

A.	Composition

	December 31
	2015	2016
	NIS	NIS

Current liabilities
Current maturities of debentures	1,508	1,342
Current maturities of bank loans	711	839
	2,219	2,181
Non-current liabilities
Debentures	10,707	9,157
Bank loans	2,508	3,084
	13,215	12,241
	15,434	14,422

B.	Terms and debt repayment schedule

	December 31, 2015		December 31, 2016			Nominal
		Carrying		Carrying		interest
	Par value	amount	Par value	amount	Currency	rate
	NIS	NIS	NIS	NIS		%
Loans from banks and others:
Linked to the Israeli CPI - Fixed interest	-	-	-	-	NIS
Unlinked - Variable interest	1,331	1,331	978	978	NIS	P-0.33 to P+0.2
Unlinked - Fixed interest	1,889	1,889	2,931	2,945	NIS	2.40 to 6.85
	3,220	3,220	3,909	3,923
Debentures:
Linked to the Israeli CPI - fixed interest	5,643	6,140	4,925	5,234	NIS	2.20 to 8.40
Linked to the US$ - fixed interest	3,017	2,966	-	-	US$	7.375
Unlinked - variable interest	734	734	734	734	NIS	Makam + 1.4
Unlinked - fixed interest	2,380	2,374	4,505	4,531	NIS	3.60 to 6.65
	11,774	12,214	10,164	10,499
Total interest-bearing liabilities	14,994	15,434	14,073	14,422

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont'd)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures

(1)	Issuance of Series C Debentures

On September 28, 2010, the Company issued Series C Debentures at a par value of NIS 170 for a total consideration of NIS 169. The Series C Debentures were listed on the TASE.

In November and December of 2013, the Company completed private placements of additional Series C Debentures in the amount of NIS 60 and NIS 65 par value, respectively, to certain Israeli institutional investors. As of December 31, 2016 the par value of the outstanding Series C Debentures was NIS 368.

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

As at December 31, 2016 the Company was in compliance with the financial covenants of the debentures.

(2)	Issuance of Series D Debentures and replacement of debentures

On March 3, 2014 the Company issued Series D Debentures at a par value of NIS 117.5 for a total consideration of NIS 126. The Series D Debentures were listed on the TASE.

The Series D Debentures are repayable in five installments as follows: (i) 10% of the principal amount on September 15, 2018 and 2019; (ii) 30% of the principal amount on September 15, 2020 and 2021; and (iii) the final 20% of the principal amount on September 15, 2022. Series D Debentures bear annual interest of 6% payable on March 15 and September 15 of each of the years 2014-2022, other than the first interest payment which was made on September 15, 2014. Both principal and interest are linked to the Israeli CPI as of January 2014.

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

On June 9 and 22, 2014 the Company completed an additional private placement of NIS 219 principal amount of Series D Debentures to certain institutional investors in Israel in exchange for approximately NIS 107 principal amount of the Company’s outstanding Series B Debentures and NIS 95 principal amount of the Company’s outstanding Series C Debentures (or approximately 51% and 12% of the outstanding Series B Debentures and Series C Debentures, respectively), reflecting an exchange ratio of 1:1.132 and 1:1.03 (NIS 1.132 principal amount of Series D Debentures for NIS 1 principal amount of Series B Debentures and NIS 1.03 principal amount of Series D Debentures for NIS 1 principal amount of Series C Debentures, respectively).

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

On November 20 and 26, 2014 the Company completed an additional private placement of NIS 86 principal amount of Series D Debentures to certain institutional investors in Israel in exchange for approximately NIS 85 principal amount of the Company’s outstanding Series C Debentures (or approximately 15% of the outstanding Series C Debentures), reflecting an exchange ratio of 1:1.015 (NIS 1.015 principal amount of Series D Debentures for NIS 1 principal amount of Series C Debentures).

As of December 31, 2016 par value of the outstanding Series D Debentures was NIS 530.

As at December 31, 2016 the Company was in compliance with the financial covenants of the debentures.

B Communications debentures

(4)	On September 21, 2010, B Communications issued, NIS 400 of Series B Debentures, at par value, to the public in Israel. In January, 2012 and August 2013, B Communications completed private placements of additional Series B Debentures in the amount of NIS 126 and NIS 180 par value, respectively, to certain Israeli institutional investors.

On April 1, 2016, B Communications completed a private placement of NIS 148 par value of its Series B Debentures to Israeli institutional investors for an aggregate consideration of NIS 162.

As at December 31, 2016 par value of the outstanding Series B Debentures was NIS 677.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont'd)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

The Series B Debentures are denominated in NIS, bear interest at a fixed annual rate of 6.5% which is payable semi-annually on March 31 and September 30 of each of the years 2011 through 2019 (the first interest payment was made on March 31, 2011 and the last interest payment is payable on March 31, 2019). The Series B Debentures principal is payable in four equal installments on March 31 of each year starting from 2016. The Series B Debentures interest is payable on March 31 of each year starting from the date of issuance.

According to the financial covenants of the Series B Debentures B Communications is obligated to the following:

1.	Not issue any additional Series B Debentures if such increase will decrease the A2 rating of the Series B Debentures.

2.	To maintain control of Bezeq.

3.	The investors will have the right to require the immediate repayment of the Series B debentures if Eurocom will no longer holds the controlling interest in B Communications.

As at December 31, 2016, B Communications was in compliance with the financial covenants of the Series B debentures.

(5)	On February 19, 2014, B Communications issued $800 of 7⅜ Senior Secured Notes ("the Notes”). The Notes were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and to certain qualifying investors in offshore transactions, including in Israel, in reliance on Regulation S under the Securities Act. The Notes were senior obligations of B Communications and were guaranteed by its two wholly-owned subsidiaries, SP1 and SP2, on a senior secured basis ("the Guarantees”). The Notes and the Guarantees were secured by first priority pledges over all of the capital stock of SP2, the capital stock of Bezeq held by SP2, and additional collateral. The Notes were admitted for trading on the institutional trading system of the Tel Aviv Stock Exchange for by known as TACT Institutional.

B Communications used the net proceeds from the offering to repay all amounts outstanding under the loans received by SP2 and SP1 from Bank Hapoalim Ltd. (“Bank Hapoalim”), and Migdal Insurance and Financial Holdings Ltd. Group (“Migdal”) respectively and to deposit funds into a debt service account.

Under the terms of the indenture for the Notes funds maintained by SP2 had to be deposited in one or more accounts designated as a lockbox account and pledged as collateral to the security agent for the benefit of the holders of the Notes.

On August 10, 2014 B Communications’ Board of Directors approved the buyback of up to $50 of the Notes. On January 20, 2016, B Communications completed its $50 repurchase program and its Board of Directors approved the extension and increase of the program by an additional $50. During 2015 and 2016, B Communications purchased $65 par value of the Notes.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont'd)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

On May 26, 2016 B Communications announced that its wholly-owned subsidiary, B Communications (SP4) LP, had invited holders of the Notes to submit tenders to purchase their Notes for cash within a purchase price range of $1.00 to $1.07 per $1.00 nominal amount of the Notes. The aggregate par value of the Notes tendered and purchased was approximately $18.6.

The total loss from the repurchase of the Notes during 2015 and 2016 amounted to NIS 33.

In September 2016, the Notes were fully repaid following the issuance of Series C Debentures, as detailed below in note 13B(6).

(6)	On September 18, 2016, B Communications issued, at par value, NIS 1.9 billion of Series C Debentures to the public in Israel. The principal of the Series C Debentures will be payable in four equal instalments payable on November 30 of each of the years 2020 through 2023 and one instalment payable on November 30, 2024. Each of the first four instalments will be equal to 7.5% of the principal amount of the aggregate amount of the Series C Debentures issued and the last instalment will equal to 70% of such principal amount. The annual coupon of the Series C Debentures is 3.6% and will be denominated in NIS. The interest on the outstanding principal of the Series C Debentures is payable in semi-annual payments on May 31 and November 30 of each year.

The net proceeds from the offering together with cash and cash equivalents of B Communications were used to fully redeem the outstanding Notes and to deposit the upcoming interest payment due in May 2017 into a trustee account solely for the benefit of the holders of the Series C Debentures.

As at December 31, 2016 par value of the outstanding Series C Debentures was NIS 1.9 billion.

As at December 31, 2016, B Communications was in compliance with the financial covenants of the Series C Debentures.

On January 16, 2017, subsequent to the balance sheet date, B Communications completed a private placement of NIS 118 par value of its Series C Debentures to Israeli institutional investors for an aggregate consideration of NIS 118.

Below are the main undertakings and Covenants with respect to the Series C Debentures:

B Communications undertook to refrain from creating in favor of any third party a lien of any ranking whatsoever over its direct and/or indirect holdings of 691,361,036 shares of Bezeq, including any of the rights accompanying such shares (hereinafter, the “Undertaken Shares”) without the prior consent of the holders of the Series C Debentures by a special resolution (hereinafter, “Negative Lien Undertaking”).

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont'd)

B.	Debt terms and repayment schedule (cont’d)

Loans from banks and others and debentures (cont'd)

B Communications further undertook to refrain from making any disposition of the Undertaken Shares without the prior consent of the holders of the Series C Debentures by a special resolution. Notwithstanding the foregoing, and subject to the provisions of applicable law and/or permit, B Communications may sell all or a portion of the Undertaken Shares to any third party, provided that in such instance, B Communications uses the net proceeds it receives from such sale, less the taxes, expenses and deductions entailed in the sale of such shares (hereinafter, the “Net Sale Proceeds”), to make full or partial early redemption, of the Series C Debentures (exclusively) in accordance with the provisions the indenture for the Series C Debentures .

B Communications undertook to refrain from assuming additional debt, with the exception of:

a.	Financial debt in an amount (principal) which does not exceed NIS 400;

b.	The financial debt is not secured by any collateral and does not have priority over Series C Debentures in creditor ranking upon insolvency.

c.	The total par value of the Series C Debentures together with the total principal amount of the additional debt together with the (principal) amount of the new debt which B Communications intends to assume does not exceed an aggregate of NIS 2.3 billion.

Control of Bezeq

B Communications undertook to hold (directly and/or indirectly) at least 25% of Bezeq’s issued and paid-up capital, unless a regulatory permit/approval is received to reduce such shareholding percentage.

Control in the Company

Eurocom Communications Ltd., undertook to refrain from transferring control of B communications (directly or indirectly) to a party which has not been authorized in advance by the necessary regulatory entities, to the extent such approvals are required, at the relevant time.

Minimum equity

B Communications undertook that its equity (capital attributed to B Communications’ shareholders, without non-controlling interests) (hereinafter, the “Equity”) according to its last consolidated financial statements published, shall not be less than NIS 650 for the duration of two or more consecutive calendar quarters. The indenture for the Series C Debentures includes a mechanism of adjustment of interest rate in the event of a drop below the Minimum Equity or in the event of a downgrade in the rating of the Series C Debentures.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont'd)

B.	Restriction on distribution

B Communications undertook not to distribute a dividend to its shareholders and/or perform a buyback of its shares and/or any other distribution as defined in the Companies Law unless all the conditions provided in subsections (a) through (f) below are satisfied:

a.	The distribution will not cause a downgrade in the rating of the Series C Debentures.

b.	B Communications is not in violation of any of the covenants.

c.	No grounds for immediate repayment exist at the time a resolution to make a distribution is adopted, and no such grounds exist as a result of such distribution.

d.	B Communications’ Equity post-distribution is not less than NIS 800.

e.	Until full repayment of the principal of the Series C Debentures, B Communications shall not distribute a dividend exceeding 75% of the balance of B Communications’ distributable surpluses (the surplus balance or surpluses accrued in the last two years, in accordance with the definitions provided in the Companies Law) in accordance with its consolidated financial statements. In addition, B Communications shall not make a distribution if it recorded an aggregate net loss in the last four quarters preceding the distribution date, on the basis of its last financial statements and/or the quarterly financial report published prior to the distribution date.

f.	Notwithstanding the foregoing, the restrictions set forth in this subsection (f) shall not apply with respect to the balance of B Communications’ profits/surpluses which are distributable in accordance with the provisions of the Companies Law, B Communications’ financial statements as of June 30, 2016 (i.e. a total of NIS 416 which shall be excluded from the distribution restrictions under this subsection (f); for the avoidance of doubt, the restrictions provided in subsections (a) through (e) shall apply with respect to such distribution).

Ratio of unconsolidated equity to total unconsolidated balance sheet

Ratio of unconsolidated equity to total unconsolidated balance sheet: B Communications’ equity shall not be less than 15% of the total balance sheet in accordance with B Communications’ audited or reviewed (unconsolidated) financial statements (or, alternatively, the quarterly financial report figures, as elected by B Communications), as the case may be, for two or more consecutive calendar quarters.

(7)	Below are details of the terms that Bezeq undertook for the loans that were received and the debentures that were issued:

a.	For the Bezeq's total debt, Bezeq has undertaken not to create additional liens on its assets unless liens are created at the same time in favor of the debenture holders and the lending banks (negative lien). The lien includes exceptions, including regarding a lien on assets that will be purchased or expanded by Bezeq, if the undertakings underlying the lien are created for the purchase or expansion of those assets and for the matter of a token lien.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont'd)

B.	Restriction on distribution (cont’d)

b.	For Debentures (Series 6 to 8), loans from banks and financial institutions, and for debentures from financial institutions, standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third-party lender calls for immediate repayment of Bezeq's debts in an amount exceeding the amount determined.

In addition, for loans from financial institutions amounting to NIS 500, a standard cause was included for immediate repayment of the loans, if telecommunication ceases to be the Bezeq Group's core activity.

c.	For Debentures (Series 6 to 10) and banks loans in the amount of NIS 2.8 billion as at December 31, 2016 (for loans from financial institutions amounting to NIS 500, and for debentures from financial institutions amounting to NIS 400, Bezeq has undertaken that if it Bezeq makes an undertaking towards any entity in respect of compliance with financial covenants, Bezeq will also provide the same undertaking to these debenture holders, banks and financial institutions (subject to certain exceptions). For Debentures (Series 6 to 10) and for loans from financial institutions amounting to NIS 500, Bezeq has undertaken to the lenders to take steps so that, to the extent under its control, the debentures will be rated by at least one rating agency, so long as there are debentures of the relevant series in circulation or a balance in loans, as the case may be.

d.	In addition, for Debentures (Series 9 and 10), standard grounds were included for immediate repayment of the debentures, including events of default, insolvency, liquidation proceedings, or receivership, as well as the right to call for immediate repayment if a third party lender calls for immediate repayment of Bezeq's debts (in an amount exceeding NIS 150, if another series of marketable debentures is called for immediate repayment - an unlimited amount), in the event of the sale of more than 50% of the Group's assets (consolidated) such that telecommunications will cease being the Group's main activity, in the event of a change of control following which the current controlling shareholders in Bezeq will cease being controlling shareholders (other than transfer of control to a transferee that received approval to control Bezeq in accordance with the provisions of the Communications Law or change in control under other circumstances that were established), in the event that a going concern qualification is recorded in Bezeq's financial statements for two consecutive quarters, in the event of a material deterioration in Bezeq's business compared with the situation at the time of the issue, and there is real concern that Bezeq will not be able to repay the debentures on time (as set out in section 35I(1)(a)(1) in the Securities Law), all under the terms set out in the deed of trust of the debentures.

As at December 31, 2016 and the approval date of the financial statements, Bezeq was in compliance with all its financial covenants.

C.	Non-marketable debentures issued by DBS

a.	DBS has Debentures (Series A) with a balance of NIS 190 as at December 31, 2016 and Debentures (Series B) with a balance of NIS 678 as at December 31, 2016, issued to institutional investors and listed on the TACT-Institutional system of the TASE.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Debentures, Loans and Borrowings, including Obligations to Banks, Institutions and Others (cont’d)

C.	Non-marketable debentures issued by DBS (cont’d)

b.	In accordance with Deed of Trust A, DBS created an unlimited floating first lien in favor of Trustee A on all of its assets (other than exemptions arising from the provisions of the Communications Law), including a stipulation that limits additional liens (subject to the exceptions), and an unlimited fixed first lien on the rights and assets of DBS (subject to exceptions under the Communications Law), including its rights under material agreements to which it is a party, its unissued registered capital, goodwill, certain intellectual property rights and insurance rights under its insurance policies.

c.	Deed of Trust A and Deed of Trust B stipulate standard events (such as insolvency, default and exercise of liens on most of the assets of DBS and more), which, should they occur, after the warning period and terms set out in each deed of trust, will allow immediate call for repayment of the debentures under the provisions in the deed of trust, and establish the right to call for immediate payment if another debenture series of DBS is called for immediate repayment, if the balance for settlement exceeds the amount set out in the relevant deed of trust.

d.	In September 2015, Bezeq signed a letter of guarantee for the undertakings of DBS in favor of the holders of Debentures (Series B), against a reduction of the interest rate for Debentures (Series B) and cancellation of collateral (similar to those registered in favor of Trustee A) and certain provisions in Deed of Trust B, all in accordance with the terms set out in Deed of Trust B.

A reduction in the interest rate and cancellation of the collateral and certain provisions in Deed of Trust B are contingent on the rating of Bezeq not falling below a rating of AA- by S&P Maalot or a corresponding rating ("the Minimum Rating"), a condition that was fulfilled as at the date of the guarantee, and as at the date of the financial statements, and if, in the future, the rating of Bezeq falls below the Minimum Rating, then the reduction in the interest rate will be cancelled, the collateral that was cancelled will be provided again, the provisions that were cancelled will be applicable again, and the guarantee will expire.

D.	Undertakings to provide credit for 2016-2017

Bezeq entered into agreements with banks and financial institutions, whereby Bezeq received an undertaking from these institutions to provide credit to Bezeq to refinance its future debt in 2017 amounting to NIS 900 (with an average duration of 4.5 years and an average fixed NIS interest rate of 4.3%).

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

Subsequent to the balance sheet date, Bezeq signed another agreement to obtain a loan of NIS 500 in 2017, in similar terms to the above.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Trade and Other Payables

	December 31
	2015	2016
	NIS	NIS

Open accounts	885	808
Checks payable	28	92
Trade payables	913	900

Trade payables consisting of related parties	17	21

Other payables
Liabilities to employees and other liabilities for salaries	369	353
Institutions	79	98
Accrued expenses	90	102
Accrued interest	125	99
Deferred income	85	82
Options and derivatives	22	10
Other payables	34	17
Total other payables	804	761

Note 15 - Provisions

			Dismantling
			and clearing
			of cellular
	Customer	Additional	and other
	claims	legal claims	sites	Total
	NIS	NIS	NIS	NIS

Balance as at January 1, 2016	52	45	49	146

Provisions created in the period	4	4	4	12

Provisions used in the period	(7)	(14)	-	(21)

Provisions cancelled in the period	(5)	(5)	-	(10)

Balance as at December 31, 2016	44	30	53	127

Current	44	30	6	80

Non-current	-	-	47	47

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

The Company’s Board of Directors has overall responsibility for the Company’s and B Communications' risk management. Bezeq's Board of Directors has responsibility for the Bezeq Group's risk management. The purpose of risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks. The Company's policy is to hedge, in part and where required according to policies determined by the board, exposure from fluctuations foreign currency rates and in the Israeli CPI rates. Bezeq’s policy is to hedge, in part and where required according to policies determined by the board, exposure from fluctuations in foreign currencies and the Israeli CPI.

C.	Credit risk

Our management monitors our Company’s exposure to credit risks on a regular basis. B Communications’ management monitors its exposure to credit risks on a regular basis. Bezeq’s management monitors the Bezeq Group's exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks.

Trade and other receivables

Bezeq's management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management's estimation, the loss inherent in doubtful debts. In addition, the balances of trade receivables are widely spread.

Investments in financial assets

The Company's investment policy, which was approved by its Audit Committee, and established by the Company's Board of Directors, seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to the Company's investment policy approximately 80% of the funds must be invested in investment-grade securities. The Company's securities consist of investment grade securities, corporate debts securities and equity investments (stocks). The Company's and B Communications’ investment policies impose limitations on invested amounts by investment ratings, duration, exposure to a single issuer, exposure to a group of issuers with the same ownership, industries, geographic spread and currency exposure, thereby reducing credit risk concentrations. Transactions involving derivatives are made with entities that have high credit ratings.

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

Liquidity risk is the risk that the Group will be unable to honor their financial obligations on time. The Group's policy for liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. In addition, for debentures issued by the Group and its subsidiaries, see Note 13.

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments

A.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including estimated interest payments:

	December 31, 2016
	Carrying	Contractual				2022
	amount	cash flow	2017	2018	2019-2021	and later
	NIS	NIS	NIS	NIS	NIS	NIS

Non-derivative financial liabilities
Trade and other payables	1,613	1,613	1,613	-	-	-
Bank loans	3,923	4,117	719	797	1,861	740
Debentures	10,499	11,999	1,635	1,799	4,297	4,268
Liability to Eurocom DBS	32	32	32	-	-	-

Total	16,067	17,761	3,999	2,596	6,158	5,008

Financial liabilities for derivative instruments
Forward contracts on CPI	182	182	6	40	115	21

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

DBS has forward transaction to reduce exposure to changes in the US$ exchange rate. As at March 31, 2015, the net fair value of these transactions is NIS 11.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

B.	Linkage and foreign currency risks (cont’d)

	December 31, 2016
			Foreign
			currency
		Israeli	linked (mainly
	Unlinked	CPI-linked	U.S. dollars)
	NIS	NIS	NIS

Current assets
Cash and cash equivalents	778	-	32
Trade receivables	1,954	18	28
Other receivables	20	48	-
Investments including derivatives	896	76	269
Total current assets	3,648	142	329

Non-current assets
Trade and other receivables	429	215	-
Total non-current assets	429	215	-

Total assets	4,077	357	329

Current liabilities
Debentures, loans and borrowings	1,668	513	-
Trade and other payables	1,340	77	203
Total current liabilities	3,008	590	203

Non-current liabilities
Debentures and bank loans	7,667	4,574	-
Other liabilities including derivatives	-	176	9
Total non-current liabilities	7,667	4,750	9

Total liabilities	10,675	5,340	212

Total exposure in the statement of financial position	(6,598)	(4,983)	117

Forward transactions	(2,456)	2,184	272

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

B.	Linkage and foreign currency risks (cont’d)

The Group has CPI forward transactions for the Israeli CPI:

	Currency/	Currency/
	linkage	linkage		Par value
	receivable	payable	Expiry date	(currency)	Fair value
				NIS	NIS

December 31, 2015

Forward exchange contracts on foreign currencies	US$	NIS	2018	2,561	180
Israeli CPI forward contracts	Israeli CPI	NIS	2015-2022	2,887	(180)
December 31, 2016
Israeli CPI forward contracts	Israeli CPI	NIS	2017-2022	2,184	(182)

Information regarding the Israeli CPI and significant exchange rates:

	Year ended December 31			December 31
	2014	2015	2016	2014	2015	2016
	Rate of change			Reporting date spot rate
	%	%	%	NIS	NIS	NIS
1 US dollar	12.0	0.3	(1.5)	3.889	3.902	3.845
1 euro	(1.2)	(10.1)	(4.8)	4.725	4.2468	4.044
Israeli CPI in points	(0.3)	(0.9)	(0.3)	141.28	140.01	139.59

C.	Interest rate risk

1.	Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

	December 31
	2015	2016
	NIS	NIS

Fixed rate instruments
Financial assets	3,016	2,503
Financial liabilities	(13,371)	(12,711)
	(10,355)	(10,208)
Variable rate instruments
Financial assets	226	99
Financial liabilities	(2,065)	(1,712)
	(1,839)	(1,613)

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

3.	Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rates at the reporting date would have decreased shareholders' equity and profit or loss by NIS 12 (2015 - NIS 14).

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

		Number of	Nominal		Capital
Hedge item	Repayment date	Transactions	Value	Fair value	reserve
			NIS	NIS	NIS
December 31, 2015:
Debentures (Series 5)	June 2016	2	322	(22)	3
Debentures (Series 6)	December 2018 - December 2022	8	1,699	(146)	67
			2,021	(168)	70
December 31, 2016:
Debentures (Series 6)	December 2018 - December 2022	8	1,994	(176)	54
			1,994	(176)	54

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

	December 31, 2015		December 31, 2016
					Fair value
					weighted
					average
	Carrying		Carrying		discount
	amount	Fair value	amount	Fair value	rate
	NIS	NIS	NIS	NIS	%

Secured loans from banks and others
Unlinked	1,904	2,044	2,947	3,089	2.60
Debentures
Issued to the public (CPI-linked)	4,891	5,104	4,419	4,677	1.34
Issued to the public (unlinked)	2,986	3,258	-	-	-
Issued to institutional investors (US$ linked)	1,991	2,119	4,166	4,246	2.65
Issued to institutional investors (unlinked)	1,310	1,314	830	879	2.43
Issued to institutional investors (CPI-linked)	403	458	403	440	2.17
	13,485	14,297	12,765	13,331

(2)	Financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	193	-	-	193
Marketable securities	1,011	-	-	1,011
Derivatives not used in hedging
Forward contracts on foreign currencies	-	180	-	180
Forward contracts on CPI	-	(169)	-	(169)
Available-for-sale financial assets
Unmarketable shares	-	-	2	2
Contingent consideration for a business combination	-	-	(233)	(233)

	1,204	11	(231)	984

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

E.	Fair value (cont’d)

(2)	Financial instruments measured at fair value (cont'd)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	31	-	-	31
Marketable securities	655	-	-	655
Derivatives not used in hedging
Forward contracts on CPI	-	(176)	-	(176)
Contingent consideration for a business combination	-	-	(84)	(84)

	686	(176)	(84)	426

a.	The fair value of investments in financial funds and ETFs is determined by reference to their average quoted selling price at the reporting date (Level 1).

b.	The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contact and the price of the present forward contact for the balance of the contract term until redemption, at an appropriate interest rate (level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.

c.	Information about fair value measurement of contingent consideration in a business combination (Level 3)

Below is the fair value of the contingent consideration liability for a business combination, as described in Note 12B:

	December 31, 2015		December 31, 2016
	Maximum		Maximum
	additional		additional
	consideration		consideration
	under the		under the
	agreement	Fair value	agreement	Fair value
	NIS	NIS	NIS	NIS

Additional consideration for tax synergy (first additional consideration)	200	204	-	-
Additional consideration for the business results of DBS (second additional consideration)	170	29	170	84

	370	233	170	84

The fair value of the first additional consideration was estimated by the assessor, using the Monte Carlo simulation with risk neutral measure of the underlying asset which is the expected income of DBS in 2017 and based on the assumptions regarding expected cash flows.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 - Financial Instruments (cont'd)

F.	Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. The table below presents the carrying amount of the balances as stated in the statement of financial position:

	December 31,
	2015	2016
	NIS	NIS
Trade and other receivables, gross	147	119
Offset amounts	(115)	(97)
Trade and other receivables presented in the statement of financial position	32	22

Trade payables, gross	157	147
Offset amounts	(115)	(97)
Trade and other payables presented in the statement of financial position	42	50

Note 18 - Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For details of share-based payments, see Note 29 below.

A.	Liabilities for employee benefits

	December 31,
	2015	2016
	NIS	NIS

Current liabilities for:
Holiday	104	104
Sick leave	117	122
Early retirement	150	82
Current maturities of pensioner benefits	7	7
Total current liability for employee benefits	378	315
Non-current liabilities for:
Liability for pensioner benefits	114	118

Severance compensation (net) (see composition below)	55	51
Early notice	16	19
Pension	55	70
Total non-current liabilities for employee
benefits	240	258
Total liabilities for employee benefits	618	573
Composition of liabilities for severance pay:
Liabilities for severance pay	221	212
Fair value of plan assets	(166)	(161)
	55	51

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Employee Benefits (cont’d)

B.	Defined contribution plans

(1)	Liabilities for employee benefits at retirement age in respect of the period of their service with Bezeq and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments made by Bezeq and its subsidiaries to pension funds and insurance companies.

	Year ended December 31,
	2014	2015	2016
	NIS	NIS	NIS

Amount recognized as an expense for a defined contribution plan	191	199	209

(2)	The pension rights of Bezeq's employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which assumed the obligations of State of Israel following an agreement between the Government of Israel, Bezeq, the General Federation of Laborers in Israel ("Histadrut") and the Makefet Fund.

(3)	Severance obligation to employees who will retire on terms entitling them to compensation is covered for the period from February 1, 1985 by on-going contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law).

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

Obligations for defined benefit plans in the Bezeq Group include the following:

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Employee Benefits (cont’d)

C.	Defined benefit plans (cont’d)

(3)	An obligation in accordance with the employment agreements of some of the senior employees in the Bezeq Group for payment of a benefit for early termination notice.

(4)	Bezeq's retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities. Bezeq's liability for these costs accumulates during the employment period. The Company’s financial statements include the liabilities for expected costs in the post-employment period.

D.	Other long-term employee benefits (Sick leave provision)

The financial statements include a provision in respect of redemption and utilization of sick leave. The right to accumulate sick leave was taken into account for all employees in the Bezeq Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and utilization of days in accordance with the last in first out (LIFO) method.

E.	Benefits for early retirement and termination in Bezeq

According to the collective agreement of December 2006, between Bezeq and the employees union and the Histadrut, and according to the amendment to the agreement of August 2015, Bezeq may, at its discretion, terminate the employment of 163 permanent employees in each of the years 2015-2021 (Bezeq’s right is cumulative for the period).

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

In 2016, expenses of the early retirement plan amounted to NIS 96.

In addition, the Bezeq Group companies have collective agreements with the Histadrut New General Federation of Labor and the employees' committees. The agreements include mechanisms to integrate the employees' committees in decisions regarding the termination of permanent employees and the terms of severance.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Employee Benefits (cont’d)

F.	Collective agreement at Pelephone

Principal actuarial assumptions for defined benefit plans at the reporting date are as follows:

(1)	Mortality rates are based on the rates published in Insurance Circulars 2013-3-1 of the Ministry of Finance.

(2)	Churn rates were determined on the basis of the past experience of Bezeq and its subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

(3)	The discount rate (nominal) is based on the yield on linked high-quality corporate debentures with maturity dates approximating those of the gross obligation.

The main discount rates are as follows:

	December 31, 2015	December 31, 2016
	Average capitalization rate	Average capitalization rate
	%	%
Severance compensation	4.1	4.2
Retirement benefits	4.7	4.3

(4)	Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management's assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases are as follows:

Salary increase assumptions
Bezeq permanent employees	Average update of 7% for young employees, decreasing gradually to 2.7% at the age of 66.
New Bezeq permanent employees	Average update of 3.2% for young employees, decreasing gradually to 1.4% at the age of 66.
Bezeq non-permanent employees	6.5% for young employees decreasing gradually to 0%, 3.5% for senior employees
Pelephone employees	An increase of 3.1%, as set out in the collective agreement at Pelephone
Bezeq International employees	An increase of 3.0%, as set out in the collective agreement at Bezeq International

Regarding Bezeq's employees, as well as the assumption of the age-dependent wage increase, an expected individual wage growth was assumed for 2017-2026, arising from the collective agreement that was signed in August 2015.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 18 - Employee Benefits (cont’d)

F.	Actuarial assumptions (cont'd)

(5)	Sensitivity analysis for actuarial assumptions

The following is an analysis of the possible effect of the changes in the principal actuarial assumptions on liabilities to employee benefits. The calculation is made for each assumption separately, assuming that the remaining assumptions remain unchanged.

	Year ended December 31,
	2015	2016
	Years	Years
Discount rate - addition of 0.5%	(25)	(28)
Rate of future salary increases - addition of 0.5%	36	36
Rate of employees leaving - addition of 5.0%	(13)	(10)

(6)	Average weighted useful life of liabilities for the main severance benefits:

	Year ended December 31,
	2015	2016
	Years	Years
Severance compensation	10.2	10.0
Retirement benefits	14.4	14.1

Note 19 - Income Tax

A.	Corporate tax rate

As from January 1, 2014 until December 31, 2015, the rate of corporate tax was 26.5%. The corporate tax rate for 2016 was 25%.

On January 4, 2016, the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216), 2016, which includes a reduction in the corporate tax rate from 26.5% to 25% as from January 1, 2016. On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in 2017 and 2018) – 2016, by which, among other things, the corporate tax rate would be reduced from 25% to 24% in 2017 and to 23% as from January and thereafter.

Deferred tax balances as at December 31, 2016 were calculated according to the new tax rates expected to apply on the date of reversal. As a result of the lower tax rate as set out above, deferred tax balances were reduced and deferred tax expenses of NIS 67 were recognized in the statement of income for 2016.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Income Tax (cont'd)

B.	Composition of income tax expenses (income)

	Year ended December 31
	2014	2015	2016
	NIS	NIS	NIS

Current tax expense	781	567	437
Deferred tax expenses (income)	(126)	(220)	33
Adjustments for prior years, net	12	-	(28)

Income tax expense	667	347	442

C.	Reconciliation between the theoretical tax on the pre-tax income and the tax expense

	Year ended December 31
	2014	2015	2016
	NIS	NIS	NIS

Income before income tax	1,711	1,430	882
Statutory tax rate	26.5%	26.5%	25%

Income tax at the statutory tax rate	453	378	220
Changes in tax rate and others	-	-	67
Expenses not recognized for tax purposes	(5)	(13)	46
Adjusted tax calculated for the

Company’s share in equity-accounted investees	45	(3)	1
Recognition of deferred tax assets which were not recognized on prior periods	-	(112)	-
Current year tax losses and benefits for which deferred taxes were not created	162	97	136
Taxes in respect of previous years	12	-	(28)

Income tax expenses	667	347	442

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Income Tax (cont'd)

D.	Unrecognized deferred tax liabilities

The calculation of deferred taxes does not take into account the taxes that would be applicable in the event of the sale of investments in subsidiaries and associates, since the Group intends to retain the investments. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

E.	Unrecognized deferred tax assets and carry-forward tax loss

As at December 31, 2016, the Company has tax loss carry-forwards in the amount of NIS 165 and capital loss carry forwards in the amount of NIS 326. In addition, the Company's subsidiaries have tax loss carry-forwards in the amount of NIS 172 and no capital loss carry-forwards.

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

As a result, as at December 31, 2016, deferred taxes were not created on carry-forward losses and on carry-forwards capital losses of the Company as detailed above.

On January 14, 2016, The Company sold shares of B Communications (see note 12G2), as a result, the Company recognized deferred taxes due to the basis difference attributed to its investment in B Communications in the amount of NIS 11.

On February 1, 2016, B Communications sold shares of Bezeq (see note 1), as a result, B Communications recognized deferred taxes due to the basis difference attributed to its investment in Bezeq in the amount of NIS 101 during 2015.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Income Tax (cont'd)

F.	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Property,
	plant
	equipment,		Carry-		Brand
	and	Employee	forward		Name and
	intangible	benefits	losses for		Customers
	assets	plan	DBS	Others	relationship	Total
	NIS	NIS	NIS	NIS	NIS	NIS

Balance of deferred tax asset (liability) as at December 31, 2014	(474)	209	-	92	(662)	(835)
Recognized in profit or loss	52	1	(7)	51	124	221
Business combination	-	-	1,426	45	(301)	1,170
Recognized in equity	-	-	-	5	-	5

Balance of deferred tax assets (liability) as at December 31, 2015	(422)	210	1,419	193	(839)	561

Balance of deferred tax asset (liability) as at December 31, 2015	(422)	210	1,419	193	(839)	561
Recognized in profit or loss	68	(28)	(231)	(67)	224	(34)
Recognized in equity	-	(4)	-	(109)	-	(113)

Balance of deferred tax assets (liability) as at December 31, 2016	(354)	178	1,188	17	(615)	414

As at December 31, 2016, deferred taxes are presented in the statement of financial position as follows: under deferred tax assets 1,007 (December 31, 2015: 1,290) and under deferred tax liabilities NIS 593 (December 31, 2015: NIS 729).

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

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Income Tax (cont'd)

G.	Final tax assessments

(3)	On December 28, 2016, B Communications received a “best judgment” tax assessment for the years 2011 and 2012 of approximately NIS 50 million (not including interest and linkage differentials). The Israeli Tax Authority is claiming that additional taxes are due with respect to the alleged capital gain generated from the capital reduction of Bezeq during the period from 2011 to 2013. B Communications disagrees with the position of the Tax Authority and believes that it has good arguments to support such position. Accordingly, B Communications filed an appeal to the Israeli Tax Authority with respect to such matter.

Based on B Communications’ positions and arguments, B Communications believes that the financial statements include appropriate tax provisions to cover these resolutions.

(4)	Bezeq has final tax assessments up to and including 2010.

(5)	On September 15, 2016, Bezeq and the Israel Tax Authority signed an assessment agreement ("the Assessment Agreement”) ending the disputes involving the tax assessor’s claims regarding the financing income from the shareholder loans and about the rights and holdings in DBS acquired by Bezeq (“the Tax Issue”) and regarding the claims of DBS that its losses should be recognized in full, as recorded in its tax reports. In addition, the Tax Authority granted preliminary approval for tax purposes for the merger of DBS with and into Bezeq, in accordance with Section 103(B) of the Income Tax Ordinance ("the Approval").

Under the Assessment Agreement, Bezeq will pay tax in the amount of NIS 462, the total losses of DBS will amount to NIS 5.26 billion as a final assessment up to December 31, 2013 and an additional loss will be added to this amount, for the Tax Issue for the period until June 2015, in the amount of NIS 315 (NIS 223 for 2014 and NIS 91 for 2015). Bezeq’s aggregate shareholdings and rights in DBS will be considered as equity in the financial statements of DBS and as a capital investment in the financial statements of Bezeq, and no other income will be recorded for Bezeq and it will not pay additional tax for the aforesaid.

Concurrently, the Tax Authority granted approval for tax purposes for the merger of DBS with and into Bezeq, in accordance with Section 103(B) of the Income Tax Ordinance, whereby subsequent to the merger, the losses of DBS as at the merger date may be offset against the profits of the absorbing company, provided that in each tax year, it will not be permitted to offset an amount exceeding 12.5% (spread over eight years) of the total losses of the transferring company and the absorbing company, or 50% of the taxable income of the absorbing company in that tax year prior to offsetting the loss from previous years, whichever is lower.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 19 - Income Tax (cont'd)

G.	Final tax assessments (con’t)

The Approval was granted in accordance with the applicable tax laws in effect at the time. Without derogating from the amount of the losses set out in the Assessment Agreement, if there is any change in the applicable tax laws, the Tax Authority will reconsider the taxation decision in accordance with the tax laws applicable at the merger date. However, it is clarified that the Approval is effective until December 31, 2019. The Tax Authority will extend the date of the Approval each year by an additional year, subject to the declaration of Bezeq and DBS that there has been no material change in their business affairs and subject to the terms of the taxation decision, and subject to the interpretation given to the tax laws, provided that such interpretation is published in writing. Any change in the tax laws that does not require a change in the Approval will not result in any such change.

The Assessment Agreement and the Approval did not affect Bezeq's financial results in the reporting period, since the effect is included in the financial statements as at December 31, 2015, due to the agreement in principle that was agreed upon with the tax assessor. On September 29, 2016, Bezeq paid the agreed tax.

Further to Note 12B above regarding, among other things, the announcement of the Ministry of Communications that the Ministry, in the first stage, is advancing the cancellation of the corporate separation in Bezeq Group, Bezeq is negotiating with the Tax Authority, and at this state it was agreed that close to the date of merger approval from the Ministry of Communications, its compatibility with the taxation decision will be assessed.

(6)	On December 25, 2016, Bezeq received a best-judgment assessment for 2011, in which Bezeq's taxable income for 2011 increased by NIS 246. NIS 144 of the increased taxable income is on account of non-recognition of financing expenses for dividends distributed and received (for distribution of current earnings, for dividends received from subsidiaries and a small part on account of a distribution for capital reduction), with the balance of NIS 102 for timing differences in the recognition of depreciation expenses. The tax liability arising from this assessment (including interest and linkage differences) is NIS 72. Implementation of the principles of the assessment in subsequent years is likely to lead to a material claim for additional tax for those years. Bezeq disagrees with the position of the Tax Authority and believes it has good arguments to support its own position against that of the Tax Authority. Accordingly, Bezeq intends to file an appeal by the date determined in law.

(7)	Pelephone has received final tax assessments up to and including 2012.

(8)	Bezeq International has received final tax assessments up to and including 2012.

(9)	DBS has final tax assessments under an agreement with the Tax Authority as described in section 19G (3) above.

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

In the opinion of the management of each of the Bezeq Group companies, the additional exposure as at December 31, 2016, due to claims filed against the Group companies on various matters and which are unlikely to be realized, amounts to NIS 6.8 billion. There is also an additional exposure of NIS 284 for claims which the likelihood of realization cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

These amounts and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

The Company, B Communications and the members of B Communications’ Board of Directors have been named as respondents in a purported motion to certify a claim as a derivative claim instituted in the Tel Aviv District Court (Economic Affairs Division) on July 28, 2016. The derivative action seeks, among other things, the payment of damages of NIS 113 (together with interest) and the repayment by the Company of its distributive share of the dividend paid by B Communications in the amount of NIS 73.2 (together with interest), alleging that B Communications unlawfully distributed a portion of dividend distributed in June 2016. The claim is that out of the NIS 355 distribution, NIS 113 was not derived from the net profits of B Communications and therefore could not be considered “retained earnings” that can be legally distributed in accordance with the Israeli Companies Law. The Company’s management and B Communications believe that the purported derivative action has no legal merit and are seeking to dismiss the action.

For updates subsequent to the reporting date, see section B below.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Contingent Liabilities (cont'd)

A.	Following is a detailed description of the Group's contingent liabilities at December 31, 2016, classified into groups with similar characteristics.

		Balance of provisions	Amount of additional exposure		Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS		NIS

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and deterioration in service provided by the Group companies.	44	4,530		281	**

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,005	*	-

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	7	96		2

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes) or by the Authorities to the Group companies.	6	11		-

Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	102		1

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	3	37		-

Total legal claims against Bezeq Group companies		74	6,781		284

*	This sum includes a total exposure of NIS 2 billion for a claim filed by a shareholder against the Company and officers in the Company, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).

**	There is an additional exposure in respect of claims; the exposure for these claims cannot yet be assessed.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 20 - Contingent Liabilities (cont'd)

B.	Subsequent customer claims

Subsequent to the reporting date, a claim for NIS 1.3 billion was filed against Bezeq and officers of Bezeq. At the approval date of the financial statements, the exposure for these claims cannot yet be assessed. In addition, claims against Group companies with exposure of NIS 560 came to an end.

Note 21 - Agreements

A.	The Group companies have operating lease agreements for land, property cellular sites, real estate, and vehicles used by them. The minimum future contractual rental payments during the next five years, calculated according to the rental fees in effect as at December 31, 2016, are as follows:

	Real estate	Vehicles	Total
Year ended December 31	NIS	NIS	NIS

2017	229	140	369
2018	211	97	308
2019	171	77	248
2020	125	-	125
2021	55	-	55
2022 onwards	110	-	110
	901	314	1,215

A.	In 2013, DBS signed an agreement with Space Communications Ltd. ("Spacecom") for space segment capacity (in this section "the 2013 Agreement"). The 2013 Agreement is valid until 2028. In the first stage, the space segments will be available for use by DBS in the Amos 2 and Amos 3 satellites. In September 2016, Spacecom informed DBS that the Amos 2 satellite had come to the end of its lifespan, but its commercial operation is continuing for now. In accordance with the provisions of the 2013 Agreement, after discontinuing the use of the Amos 2 satellite, DBS intends to lease space segments in the Amos 3 satellite (until 2022) and the Amos 6 satellite, which was planned for launchg into space in the third quarter of 2016 and the end of its lifespan was expected to be in 2028.

In September 2016, Spacecom reported that to the best of its knowledge, during ground fueling of the launch rocket for the Amos 6 satellite, the launch rocket exploded, resulting in the total loss of the Amos 6 satellite, which was intended to replace the Amos 2 satellite for DBS broadcasts.

In February 2017, the board of directors of DBS and the board of directors of Bezeq approved an addendum to the 2013 Agreement between DBS and Spacecom. The main points are set out below ("the 2017 Agreement"). The 2017 Agreement was approved by the general meetings of Bezeq and Spacecom on April 3, 2017. The 2017 Agreement is valid until December 31, 2028 (the same term as the 2013 Agreement), subject to the options for early termination set out below.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Agreements (cont'd)

DBS will lease space segments in the following satellites: (a) Amos 3 satellite - which currently serves DBS; (b) Amos 7 satellite - the existing satellite, in which Spacecom holds the right to lease space segments and, according to Spacecom, its positioning was completed at the end of February 2017; (c) Amos 8 satellite - a new satellite that is expected to serve DBS when it becomes operational.

In the contract period (subject to events of unavailability and until the end of the lifespan of Amos 3, which is expected in 2026), DBS is expected to lease space segments from two different satellites, according to the division in the agreement. The agreement also establishes the positioning of backup space segments in the contract period, under the terms and within the limitations in the agreement.

The overall nominal cost for the entire contract period is estimated at US$ 263 and represents an average annual cost of US$ 21.9, subject to discounts and reimbursements set out in the agreement.

The agreement stipulates the right to early termination without cause, subject to advance notice of 12 months and payment of the consideration in accordance with the prescribed mechanism. The agreement also stipulates the right to early termination due to a delay in the entry into force of the agreement for construction of Amos 8, and the right to early termination at the end of the lifespan of Amos 3 due to non-availability of Amos 8, without payment of compensation and under the conditions set out in the agreement.

For information about the agreement with Spacecom, see Note 31 regarding the agreements with related parties.

C.	In October 2016, the new agreement with Apple Distribution International ("Apple") came into effect for the acquisition and distribution of iPhone devices. In accordance with the agreement, Pelephone is required to purchase a minimum number of devices for an additional three years at the prices in effect at the manufacturer at the actual purchase date.

D.	Pelephone has obligations as of December 31, 2016 amounting to NIS 71 (as at December 31, 2015, NIS 74) to acquire terminal equipment.

E.	Pelephone utilizes Ericsson infrastructure equipment for the UMTS/HSPA and LTE networks. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and an agreement for deployment of the 4G network (LTE) with Ericsson, and Pelephone believes that it could be dependent on Ericsson for network support and its expansion.

F.	As at December 31, 2016, DBS has agreements for the acquisition of channels. In 2016, expenses for consumption of channels acquired by DBS amounted to NIS 319.

G.	For information about agreements for the acquisition of broadcast rights by DBS, see Note 11. For information about agreements for the purchase of property, plant and equipment, see Note 8 above.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 21 - Agreements (cont'd)

H.	In April 2013, Bezeq and the Israel Lands Administration signed a planning permission contract for 1.15 hectares in Sakia (near Mesubim Junction, close to the southern entrance to Tel Aviv). Under the contract, Bezeq provided a detailed master plan for the property, determining purposes, uses, building rights and building instructions for zoning the land in the plan. On May 2, 2016, approval of the plan was published in the gazette and it came into effect. Bezeq expects to sign a lease for the property covering a net area of 7 hectares. As at the reporting date, the fair value of Bezeq's rights to the land was estimated by an assessor at NIS 460.

I.	For information about agreements for undertakings to provide credit for 2017, see Note 13 below.

J.	For information about transactions with related parties, see Note 31.

Note 22 - Securities, Pledges and Guarantees

The Group's policy is to provide tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries.

A.	The Bezeq Group companies have provided guarantees of NIS 163 in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the US$ exchange rate).

B.	The Bezeq Group companies have provided bank guarantees of NIS 77 in favor of third parties.

C.	For information about the conditions for loans and borrowings, see note 13.

D.	For information about the guarantee provided by Bezeq in respect of DBS's liability for Debentures (Series B) see Note 13C.

Note 23 - Capital and Capital Reserves

	Authorized	Registered and paid up
	December 31	December 31
	2015 and 2016	2015 and 2016
Number of shares

Ordinary shares of NIS 0.1 par value each	501,000,000	19,203,186

As of December 31, 2016, 5,862,615 ordinary shares of the Company have been purchased pursuant to a share buyback program which was authorized by the Company’s Board of Directors.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 24 - Revenues

	Year ended December 31
	2014	2015	2016
	NIS	NIS	NIS

Domestic fixed line communications
Fixed line telephony	1,636	1,543	1,450
Internet – infrastructure	1,394	1,530	1,558
Transmission and data communication	802	840	843
Other services	220	212	213

	4,052	4,125	4,064

Cellular
Cellular services and terminal equipment	2,399	1,948	1,777
Sale of terminal equipment	966	884	811

	3,365	2,832	2,588

International communications, internet services and NEP	1,425	1,487	1,480

Multi-channel television	-	1,333	1,745

Others	213	208	207

	9,055	9,985	10,084

Note 25 - Salaries

	Year ended December 31
	2014	2015	2016
	NIS	NIS	NIS

Salaries and incidentals:
Operating	1,691	1,871	1,922
General and administrative	563	588	624
Share-based payments	1	-	-

Total salaries and incidentals	2,255	2,459	2,546

Less – salaries recognized in investments in property, plant and equipment and in intangible assets	484	499	529

	1,771	1,960	2,017

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 26 - General and Operating Expenses*

	Year ended December 31
	2014	2015	2016
	NIS	NIS	NIS

Terminal equipment and materials	928	880	831
Interconnectivity and payments to domestic and international operators	847	909	825
Maintenance of buildings and sites	639	616	605
Marketing and general expenses	608	649	709
Services and maintenance by sub-contractors	137	199	261
Vehicle maintenance expenses	154	167	164
Content services expenses	58	458	629

	3,371	3,878	4,024

*	Less expenses of NIS 64 recognized in 2016 for investments in property, plant and equipment and intangible assets (in 2015, NIS 63 and in 2014, NIS 63).

Note 27 - Other Operating Expenses (Income), net

	Year ended December 31
	2014	2015	2016
	NIS	NIS	NIS

Provision for severance pay in early retirement	176	117	96
Profit from the sale of Coral Tell shares	(582)	-	-
Capital gain from sale of property plant and equipment	(124)	(136)	(86)
Others	(5)	22	11

	(535)	3	21

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 28 - Financing Expenses (Income)

	Year ended December 31
	2014	2015	2016
	NIS	NIS	NIS

Interest and linkage differences from loans to an associate	(213)	(21)	-
Linkage and exchange rate differences, net		(7)	(19)
Income on bank deposits, investments and others	(40)	(17)	(20)
Change in fair value of financial assets measured at fair value through profit or loss	(247)	(27)	(29)
Income in respect of credit in sales, net of discount commission	(84)	(52)	(42)
Other financing income	(51)	(40)	(23)

Total financing income	(635)	(164)	(133)

Interest expenses on financial liabilities	896	695	924
Linkage and exchange rate differences, net	333	61	38
Change in contingent consideration in a business combination	-	-	55

Change in fair value of financial assets measured at fair value through profit or loss	27	13	24
Financing expenses for employee benefits, net	21	16	15

Reduction of the provision for assessor nterest expenses	-	(76)	-
Other financing expenses	52	50	52

Total financing expenses	1,329	759	1,108

Financing expenses, net	694	595	975

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 29 - Share-Based Payments

Bezeq's share-based payments

In 2010, Bezeq issued 69.4 employee options. As at December 31, 2016, 17 thousand options remain outstanding. In 2016, 4 options were exercised, for which Bezeq issued 4 ordinary shares of NIS 1 par value each.

Note 30- Earnings (Loss) per Share

The calculation of basic and diluted earnings per share was based on income (loss) attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	Year ended December 31
	2014	2015	2016
	NIS	NIS	NIS

Earnings (loss) attributable to ordinary Shareholders
Basic earnings (loss) for the year	(103)	87	(202)
Effect of diluted per share loss in a subsidiary	(3)	(1)	-

Diluted earnings (loss) for the year	(106)	86	(202)

	Year ended December 31
	2014	2015	2016
	Thousands of	Thousands of	Thousands of
	shares of NIS 0.1	shares of NIS 0.1	Shares of NIS 0.1
	par value	par value	par value

Weighted average number of ordinary shares (basic and diluted)	19,203	19,203	19,203

Note 31 - Transactions with Related Parties

A.	Identity of related parties

The Company’s related parties are as defined in IAS 24 (2009)- Related Party Disclosures and include: parent company - Eurocom, and other Eurocom Group companies, related parties of Eurocom, directors and key management personnel in the Company, the Eurocom Group companies and persons who are close to a family member of any of these individuals.

In the ordinary course of business, some of the Company's subsidiaries and affiliates engage in business activities with each other. Such business activities are primarily between Bezeq and Bezeq subsidiaries and between other Eurocom Group companies, such as Eurocom Digital Communications, Eurocom Cellular Communications, Space Communications, Gilat Satcom and to a lesser extent other affiliated companies.

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

B.	Balances with related parties

	December 31,
	2015	2016
	NIS	NIS

Receivables - associates, net	9	10

Liabilities to related parties, net *	(17)	(12)

Liability to Eurocom for contingent consideration	(233)	(32)

(**)	The amounts are for parent company Eurocom, and their related parties.

C.	Transactions with related parties

	Year ended December 31,
	2014	2015	2016
	NIS	NIS	NIS

Revenues
From associates (including interest income in respect of shareholders' loans)*	229	30	7
From related parties **	9	10	13
Expenses
To related parties * *	121	129	166
To associates	1	3	2
Investments
Related parties **	76	76	59

Acquisition of DBS	-	913	-

*	Revenues from associates are include mainly finance income from shareholders loans to DBS, see note 12B.

**	The amounts are for parent company Eurocom and its related parties.

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

May 8, 2013

Approval of Bezeq's vote at the general meeting of DBS in favor of DBS's agreement with Space Communications Ltd. ("Space Communications") for leasing space segments, in which the original agreement will be amended and extended. The agreement is valid until the end of 2028. This agreement was valid in the reporting year and up to December 31, 2016. On February 12, 2017 and February 14, 2017, Bezeq’s audit committee and board of directors, respectively, approved an amendment/addendum to this agreement, and was approved by the general meetings of Bezeq and Spacecom on April 3, 2017. For information about the amendment, see Note 21B above.

A total amount of up to US$ 227 for the entire agreement period (up to December 31, 2018) net including discounts for satellite segments leased in the existing agreement)

June 13, 2013	The amendment to Bezeq's three-year agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consultation services valid until May 31, 2016, unless one of the parties announces its intention to terminate the agreement with three months’ notice. This agreement was valid in the reporting year and up to May 31, 2016. The agreement described in section below came into effect on June 1, 2016.	NIS 5.5 per year.

November 6, 2013 Approved by the Bezeq’s Board of Directors in accordance with the relief regulations for transactions with interested parties	Amendment to and extension of DBS's agreement with Eurocom and ADB for acquisition of yesMaxTotal3 converters, for a period up to December 31, 2016.	The total cost will be US$ 10 per year.

March 23, 2015	Approval of Bezeq's acquisition agreement with Eurocom DBS Ltd. ("Eurocom DBS") whereby Bezeq will acquire the entire holdings of Eurocom DBS in DBS shares DBS and all the shareholder loans provided by Eurocom DBS to DBS (including acceptance of the terms established by the Antitrust Commissioner's in his approval of the merger on March 26, 2014, both by Bezeq and by DBS, and announcement of the exercise of Bezeq's option for the allotment of 6,221 DBS shares, at no cost, representing 8.6% of the share capital of DBS).	The total cost is comprised of: a) total cash of NIS 680; b) total cash of up to NIS 200, subject to certain conditions; c) total cash of up to NIS 170, subject to certain conditions. For additional information about the conditions relating to b and c, see Note 12B above.

October 19, 2015	Approval of Bezeq's vote at the general meeting of shareholders of DBS in favor of DBS's agreement with Eurocom and ADB for the order of yesMaxTotal3 converters, under the existing agreement, until December 31, 2017.	Total cost of US$ 14.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Transactions with Related Parties (cont’d)

D.	Transactions listed in section 270(4) of the Companies Law (cont’d)

Approval date of the general meeting (after approval of Bezeq's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction

December 18, 2015	Amendment to the framework agreement between Pelephone and Eurocom Cellular Communications Ltd., so that it will be extended to other products and brands, including related services for all products and its extension until December 31, 2018 (or three years after the acquisition date of any additional products or brands, whichever is earlier).	Annual scope of up to NIS 50 (for all the products).

June 30, 2016	Extension of the amended agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consultation services for Bezeq. The agreement is for three years, valid until May 31, 2019, unless one of the parties submits three-month notice of termination of the agreement. This agreement between the parties is in continuation of the agreement approved on June 13, 2013, described in section above.	NIS 6.4 per year.

November 27, 2014	Beeq's agreement to bring forward payments with Eurocom, according to which DBS may advance, at the supplier's request, payments that are due, or will be due, to Eurocom for orders of converters.	Up to a total cost of US$ 6.

November 3, 2016	Bezeq's agreement with Eurocom for the additional acquisition of up to 90 thousand VTECH N VDSL routers, valid until June 30, 2017.

Approval for acquisition of up to US$ 11.3 (not including VAT). In 2016, there were no acquisitions under this framework, however N VDSL routers were acquired in amounts that do not exceed the negligibility level.

The financial value of the transactions described above, which were carried out in 2016 were as follows:

Amounts
included in the
consolidated
financial statements
NIS
Expenses	90
Property plant and equipment	27
Acquisition of Eurocom DBS holdings in DBS (see Note 12)	55

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Transactions with Related Parties (cont’d)

E.	Agreements with the Eurocom Group and B Communications

The Company receives various services and products to and from related parties at market rates and in the ordinary course of business. Other than the transactions described below, none of The Company's related party transactions are material to the Company or to the Company's related parties.

If a related party wishes to supply products or services to the Company, the Company generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms. Any of such transaction is subject to the approval of the Company's audit committee and the Company's board of directors (and in some circumstances, The Company's shareholders). In addition, generally the Company will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

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

Relationship with Eurocom Communications and its affiliates

Messrs. Shaul Elovitch, chairman of the Company's board of directors, and his brother Yossef Elovitch, a director of the Company, also serve as directors of Eurocom Communications and various of its affiliates, together indirectly hold a majority of the outstanding shares of Eurocom Communications. During the past three years, the Company has entered into transactions with Eurocom Communications and several of their affiliates, referred to as the Eurocom Group. The Company believes that the transactions with Eurocom Communications and its affiliates described below could have been entered into on comparable terms with unrelated parties and on an arm’s length basis. Set forth below are summary descriptions of certain agreements, relationships and transactions between us and members of the Eurocom Group.

Certain Related Party Transactions

The Company and B Communications lease the Company's principal offices from Eurocom Communications for an annual rent of NIS 59 thousand (approximately $15 thousand) for each company. In addition, Eurocom Real Estate Ltd. provides us and B Communications with parking spaces for NIS 8 thousand (approximately $2 thousand) a year for each company. Eurocom Digital provides us and B Communications with additional services, such as computing services for an annual fee of NIS 12 thousand (approximately $3 thousand) for each company.

In addition, Eurocom Communications Ltd. provides the Company and B Communications with legal services for the annual consideration of NIS 96 thousand (approximately $25 thousand) for each company.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Transactions with Related Parties (cont’d)

E.	Agreements with the Eurocom Group and B Communications (cont’d)

In addition, the Company receives various services and products to and from related parties at market rates and in the ordinary course of business. None of these transactions are material to the Company or to the Company's related parties. If a related party wishes to supply products or services to the Company, the Company generally obtain a bid from a third party to enable us to determine whether the related party’s bid is on arm’s-length terms. Any of such transaction is subject to the approval of the Company's Audit Committee and the Company's board of directors (and the Company's shareholders, if required).In addition, the Company will generally not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm’s length terms.

Registration Rights Agreement with Eurocom Communications

In July 1999, the Company entered into a registration rights agreement with Euronet Communications (which was subsequently assigned to Eurocom Communications) and the Company's other than existing shareholders granting them the right to register their ordinary shares under the U.S. Securities Act (the “Securities Act”). The registration rights include unlimited rights to request that their shares be included in any underwritten public offering of the Company's ordinary shares (excluding any registration of employees’ shares on Form S-8 or a similar form). Additionally, as of February 4, 2000, the holders of a majority of such shares are entitled to demand, up to three times in the aggregate, that the Company register their shares. As of August 4, 2000, the holders of a majority of these shares are also entitled to request that the Company affect a registration of their shares on a shelf registration statement once in any 12-month period, up to three times in aggregate. All expenses incurred in connection with such registrations, other than underwriters’ and brokers’ discounts and commissions, will be payable to the Company.

Execution Services Agreement with Eurocom Capital Finance Ltd.

In November 2007, the Company entered into an execution services agreement with Eurocom Capital Finance Ltd., or Eurocom Capital, which is controlled by Mr. Shaul Elovitch, the Company's controlling shareholder and the chairman of the Company's Board of Directors, under which Eurocom Capital provides us with various financial services. Under the agreement, Eurocom Capital handles the execution of investments in the Company's capital, pursuant to direct instructions from the Company's chief executive officer. In consideration for these services, the Company agreed to pay Eurocom Capital fees which are customary for such agreements and on market terms. The Company paid Eurocom Capital NIS 615 thousand, NIS 433 thousand and NIS 338 thousand (approximately $88 thousand) for the years ended December 31, 2014, 2015 and 2016, respectively.

Form F-3 Registration Statements

Pursuant to the 1999 registration rights agreements with Eurocom Communications, on December 9, 2015, the Company filed on behalf of Eurocom Communications, a registration statement on Form F-3 relating to the resale, from time to time, by Eurocom Communications of up to 2,880,000 of the Company's ordinary shares. The registration statement became effective on December 14, 2015.

On January30, 2017, the Company filed on behalf of Messrs. Shaul and Yossef Elovitch a registration statement on Form F-3 relating to the resale, from time to time, by Messrs. Shaul and Yossef Elovitc up to 925,000 of the Company's ordinary shares. The registration statement became effective on January 30, 2017.

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 31 - Transactions with Related Parties (cont’d)

E.	Agreements with the Eurocom Group and B Communications (cont’d)

Agreements with B Communications

Registration Rights Agreement with B Communications

The Company and B Communications have entered into a registration rights agreement under which B Communications has granted us the right to demand registration under the Securities Act of the ordinary shares of B Communications that we hold. , The Company is entitled to an aggregate of five demand registrations. B Communications is not required to effect any demand registration unless such demand registration request is for a number of ordinary shares with a market value that is equal to at least $7.5. B Communications is not required to effect more than one demand registration during any 12-month period or within 90 days of any other demand registration. The Company also has “piggyback” registration rights that allow us to include the ordinary shares of B Communications that we own in any public offering of equity securities initiated by B Communications (other than public offerings pursuant to registration statements on Forms F-4, S-8 or any other successor forms). The “piggyback” registration rights are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering. B Communications has also granted us the right to request a shelf registration on Form F-3, provided that it shall be eligible to utilize a registration statement on such form, providing for an offering to be made on a continuous basis, but for no longer than one year without the consent of the audit committee of B Communications.

Under the registration rights agreement, B Communications has agreed to indemnify us against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which the Company sell ordinary shares, unless such liability arose in reliance upon and in strict conformity with information that the Company furnished in writing. B Communications will pay all expenses incident to any demand registration, and the Company will pay the Company's respective portions of all underwriting discounts, commissions and fees attributable to the sale of the ordinary shares of B Communications.

Chief Executive Officer Employment Agreement

The Company entered into an arrangement with B Communications according to which B Communications’ employees provide services to both companies and B Communications will pay 2/3 and the Company will pay 1/3 of their compensation. The Company entered into a similar arrangement with B Communications with respect to the management services supplied by Mr. Doron Turgeman. B Communications will pay 2/3 and the Company will pay 1/3 of such costs.

F.	Key management personnel compensation (including directors)

Key management personnel compensation comprised:

	Year ended December 31
	2014	2015	2016
	NIS	NIS	NIS

Employee benefits	2	2	4

Internet Gold – Golden Lines Ltd.

Notes to the Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 32 - Subsequent Events

1.	On March 30, 2017 Bezeq received notice from DBS that Spacecom had notified it that the AMOS-2 satellite had reached the end of its commercial life and was no longer capable of broadcasting television broadcasts for Yes. Consequently, on March 31, 2017, DBS ceased using the AMOS-2 satellite and it is presently using the AMOS-3 and AMOS-7 satellites.

2.	Further to Bezeq’s immediate report regarding a Supreme Court ruling which dismissed two appeals on a ruling of the Tel Aviv District Court (Economic Department) which dismissed two (consolidated) motions to certify derivative actions concerning the distribution of dividends and loans of Bezeq, on April 6, 2017, Bezeq received a copy of a petition for a further hearing in the file, which had been filed by one of the appellants.

3.	On April 19, 2017, Bezeq received a class action certification motion which was filed with the Tel Aviv District Court against Bezeq and against its subsidiary, Walla, Yad2 and an advertising company owned by Walla (hereinafter collectively, the “Respondents”). The motion pertains to Bezeq’s B144 service, which enables businesses to advertise on the internet (the “Service”). According to the petitioner, the Respondents sent subscribers to the Service unlawful charges. The petitioner estimates the class action amount at NIS 1.11 billion (based on an estimate of 300 thousand customers and compensation of NIS 3.7 thousand per customer). Bezeq is studying the motion and is unable to evaluate its likelihood of success at the present stage.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNET GOLD – GOLDEN LINES LTD.

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

By:	/s/ Itzik Tadmor
Itzik Tadmor
Principal Financial Officer

Dated: April 26, 2017